Form 20-F
period 2012-03-31
ICICI BANK LTD
filed 2012-07-31
CIK 1103838

As filed with the Securities and Exchange Commission on July 31, 2012

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
__________________

FORM 20-F
(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended March 31, 2012

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission file number 001-15002
_____________________________________

ICICI BANK LIMITED
 (Exact name of registrant as specified in its charter)
Vadodara, Gujarat, India
(Jurisdiction of incorporation or organization)
ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India
(Address of principal executive offices)
_____________________________________

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
None
The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2012 was 1,152,714,442.

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
Large accelerated filer ☒	Accelerated filer ☐	Non-accelerated filer ☐
Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filling:
☐	U.S. GAAP
☐	International Financial Reporting Standards as issued by the International Accounting Standards Board
☒	Other
Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17  ☐                   Item 18  ☒
If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes  ☐                   No  ☒

TABLE OF CONTENTS
___________________

i

Cross Reference Sheet

Form 20-F	Item Number and Caption	Location

Part – I
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information	Selected Consolidated Financial and Operating Data	106
		Exchange Rates	3
		Risk Factors	7

4	Information on the Company	Business	31
		Operating and Financial Review and Prospects	111
		Overview of the Indian Financial Sector	221
		Supervision and Regulation	233
		Business—Subsidiaries, Associations and Joint Ventures	93
		Business—Properties	101
		Schedule 18B Note 5 in Notes to Consolidated Financial Statements	F-60

4A	Unresolved Staff Comments	None

5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	111
		Business—Risk Management	53
		Business—Funding	49

6	Directors, Senior Management and Employees	Management	205
		Business—Employees	100

7	Major Shareholders and Related Party Transactions	Business—Shareholding Structure and Relationship with the Government of India	33
		Operating and Financial Review and Prospects—Related Party Transactions	191
		Management—Compensation and Benefits to Directors and Officers—Loans	218
		Schedule 18. Note 3 in Notes to Consolidated Financial Statements	F-41

Form 20-F	Item Number and Caption	Location

8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the Notes thereto	F-5
		Operating and Financial Review and Prospects — Executive Summary	111
		Business—Legal and Regulatory Proceedings	101
		Dividends	272

9	The Offer and Listing	Market Price Information	5

10	Additional Information	Additional Information	281
		Exchange Controls	266
		Taxation	273
		Restriction on Foreign Ownership of Indian Securities	269
		Dividends	272
		Business—Subsidiaries, Associations and Joint Ventures	93

11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Quantitative and Qualitative Disclosures About Market Risk	60

12	Description of Securities Other than Equity Securities	Business—American Depository Receipt Fees and Payments	105

Part – II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	Business—Risk Management—Controls and Procedures	74

16	[Reserved]	Not applicable

16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	211

Form 20-F	Item Number and Caption	Location

16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	213

16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	213

16D	Exemptions from the Listing Standards for Audit Committees	Not applicable

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Business—Shareholding Structure and Relationship with the Government of India	33
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	Management—Summary Comparison of Corporate Governance Practices	214

Part – III
17	Financial Statements	See Item 18

18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2

		Consolidated Financial Statements and the Notes Thereto	F-5

19	Exhibits	Exhibit Index and Attached Exhibits	Exh-1

CERTAIN DEFINITIONS

In this annual report, all references to “we”, “our”, and “us” are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities under generally accepted accounting principles in India (“Indian GAAP”). In the financial statements contained in this annual report and the notes thereto, all references to “the Company” are to ICICI Bank Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP.

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

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities and Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP), or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 included U.S. GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal years 2006 through 2011, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

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

EXCHANGE RATES

Fluctuations in the exchange rate between the Indian rupee and the U.S. dollar will affect the U.S. dollar equivalent of the Indian rupee price of equity shares on the Indian stock exchanges and, as a result, will affect the market price of our American Depositary Shares, or ADSs, in the United States. These fluctuations will also affect the conversion into U.S. dollars by the depositary of any cash dividends paid in Indian rupees on our equity shares represented by ADSs.

During fiscal 2008, the Indian rupee appreciated against the U.S. dollar by 7.1%, moving from Rs. 43.10 per U.S.$ 1.00 at March 30, 2007 to Rs. 40.02 per U.S.$ 1.00 at March 31, 2008, led largely by increased capital flows following strong economic growth. During fiscal 2009, following the onset of the global financial crisis and decline in capital flows, the rupee depreciated against the U.S. dollar by 27.1%, moving from Rs. 40.02 per U.S.$ 1.00 at March 31, 2008 to Rs. 50.87 per U.S.$ 1.00 at March 31, 2009. Given improved domestic economic conditions, during fiscal 2010, the rupee appreciated against the U.S. dollar by 11.6% moving from Rs. 50.87 per U.S.$ 1.00 at March 31, 2009 to Rs. 44.95 at March 31, 2010. During fiscal 2011, the rupee appreciated against the U.S$ 1.00 by 0.9%, moving from Rs. 44.95 per U.S.$ 1.00 at March 31, 2010 to Rs. 44.54 at March 31, 2011. During fiscal 2012, the rupee depreciated against the U.S. dollar by 14.3%, moving from Rs. 44.54 per U.S. $ 1.00 at March 31, 2011 to Rs. 50.89 at March 31, 2012 due to volatility in capital flows on account of increased risk aversion following the European sovereign debt crisis as well as moderation in India’s economic growth. During fiscal 2013 (through June 30, 2012), the rupee depreciated further against the U.S. dollar from Rs. 50.89 per US$1.00 at March 31, 2012 to Rs. 55.57 per US$1.00 at June 30, 2012 due to concern about current account deficit and fiscal deficit and increased risk aversion following the European sovereign debt crisis. See “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Any volatility in the exchange rate and increased intervention by the Reserve Bank of India in the foreign exchange market may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us”.

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

Fiscal Year	Period End(1)	Average(1)(2)
2008	40.02	40.13
2009	50.87	46.32
2010	44.95	47.18
2011	44.54	45.46
2012	50.89	48.01
2013 (through June 30, 2012)	55.57	55.94

Month	High	Low
March 2011	45.24	44.54
April 2011	44.51	44.00
May 2011	45.33	44.27
June 2011	45.00	44.59
July 2011	44.62	44.03
August 2011	46.15	44.06
September 2011	49.47	45.66
October 2011	49.86	48.63
November 2011	52.48	48.94
December 2011	53.71	50.50
January 2012	53.11	49.39
February 2012	49.48	48.65
March 2012	51.38	49.14

Month	High	Low
April 2012	52.65	50.64
May 2012	56.38	52.50
June 2012	57.13	54.91

(1)	The exchange rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the exchange rate on the last day of each month during the period.

Although certain rupee amounts in this annual report have been translated into U.S. dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated below, or at all. Except as otherwise stated in this annual report, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2012. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2012 was Rs. 50.89 per U.S.$ 1.00 and at June 29, 2012 was Rs. 55.57 per U.S.$ 1.00.

MARKET PRICE INFORMATION

Equity Shares

Our outstanding equity shares are currently listed and traded on the Bombay Stock Exchange, or the BSE, and on the National Stock Exchange of India Limited, or the NSE.

At June 30, 2012, 1,152,874,294 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

The following table shows:

•	The reported high and low closing prices quoted in rupees for our equity shares on the NSE; and

•
The reported high and low closing prices for our equity shares, translated into U.S. dollars, based on (i) the noon buying rates as reported by the Federal Reserve Bank of New York for periods prior to January 1, 2009 and (ii) the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board for periods after January 1, 2009, on the last business day of each period presented.

	Price per equity share(1)
	High		Low		High		Low
Annual prices:
Fiscal 2008	Rs.	1,435.00	Rs.	759.95	US$	35.86	US$	18.99
Fiscal 2009		942.85		262.95		18.53		5.17
Fiscal 2010		963.65		349.35		21.44		7.77
Fiscal 2011		1,273.35		809.35		28.59		18.17
Fiscal 2012		1,126.85		653.40		22.14		12.84
Quarterly prices:
Fiscal 2011:
First Quarter	Rs.	997.80	Rs.	809.35	US$	21.50	US$	17.44
Second Quarter		1,127.75		840.05		25.31		18.85
Third Quarter		1,273.35		1,058.30		28.42		23.62
Fourth Quarter		1,144.85		951.35		25.70		21.36
Fiscal 2012:
First Quarter	Rs.	1,126.85	Rs.	1,006.90	US$	25.27	US$	22.58
Second Quarter		1,099.75		820.55		22.42		16.72
Third Quarter		933.35		653.40		17.61		12.33
Fourth Quarter		991.30		696.55		19.48		13.69
Fiscal 2013:
First Quarter		908.20		781.70		16.34		14.07
Monthly prices:
September 2011	Rs.	918.95	Rs.	843.75	US$	18.73	US$	17.20
October 2011		933.35		779.25		19.18		16.01
November 2011		895.00		712.45		17.17		13.67
December 2011		787.70		653.40		14.86		12.33
January 2012		902.15		696.55		18.21		14.06
February 2012		991.30		887.45		20.23		18.11
March 2012		953.90		853.25		18.74		16.77
April 2012		908.20		838.40		17.25		15.92
May 2012		882.05		783.25		15.64		13.89
June 2012		899.50		781.70		16.19		14.07

(1)	Data from the NSE. The prices quoted on the BSE may be different.

At June 29, 2012, the closing price of equity shares on the NSE was Rs. 899.5 equivalent to U.S.$ 16.19 per equity share (U.S.$ 32.38 per ADS on an imputed basis) translated at the exchange rate of Rs. 55.57 per U.S.$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on June 29, 2012.

At year-end fiscal 2012, there were approximately 709,083 holders of record of our equity shares, of which 334 had registered addresses in the United States and held an aggregate of approximately 85,680 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE and the NSE.

At year-end fiscal 2012, ICICI Bank had approximately 153 million ADSs, equivalent to about 306 million equity shares, outstanding. At June 30, 2012, there were approximately 54,000 record holders of ICICI Bank’s ADSs, out of which 135 have registered addresses in the United States.

The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding ADSs traded under the symbol IBN.

	Price per ADS
	High		Low
Annual prices:
Fiscal 2008	US$	72.88	US$	35.16
Fiscal 2009		47.20		9.96
Fiscal 2010		43.43		14.36
Fiscal 2011		57.57		34.85
Fiscal 2012		50.67		24.43
Quarterly prices:
Fiscal 2011:
First Quarter	US$	45.79	US$	34.85
Second Quarter		49.85		35.77
Third Quarter		57.57		46.46
Fourth Quarter		51.10		42.31
Fiscal 2012:
First Quarter	US$	50.67	US$	44.83
Second Quarter		50.00		34.00
Third Quarter		38.88		24.43
Fourth Quarter		39.79		27.90
Fiscal 2013 (through June 30, 2012):		35.80		27.99
Monthly prices:
September 2011	US$	39.51	US$	34.00
October 2011		38.88		31.94
November 2011		36.12		27.44
December 2011		30.72		24.43
January 2012		36.21		27.90
February 2012		39.79		36.06
March 2012		38.08		33.77
April 2012		35.80		32.26
May 2012		34.07		28.15
June 2012		32.41		27.99

See also “Risk Factors—Risks relating to the ADSs and Equity Shares—Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

RISK FACTORS

You should carefully consider the following risk factors as well as other information contained in this annual report in evaluating us and our business.

Risks Relating to India and Other Economic and Market Risks

A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer.

A slowdown in the Indian economy could adversely affect our business and our borrowers and contractual counterparties, especially if such a slowdown were to be continued and prolonged. India’s gross domestic product growth slowed from 8.4% during fiscal 2010 and fiscal 2011 to 6.5% in fiscal 2012, primarily driven by a slowdown in the industrial sector, which grew by 2.6% in fiscal 2012 from 6.8% in fiscal 2011.

Inflation remained high at above 9.5% during April-November 2011, but subsequently moderated from December 2011 onwards to around 7.7% at March 2012. Average inflation for fiscal 2012 was 8.9%. In response to inflationary trends, the Reserve Bank of India progressively tightened the repo rate until October 2011. The repo rate was increased by 175 basis points from 6.75% to 8.50% during April 2011 to October 2011. As economic growth and the inflation moderated during the latter part of fiscal 2012, the Reserve Bank of India reduced the cash reserve ratio by 125 basis points from 6.0% to 4.75% in the fourth quarter of fiscal 2012. In April 2012, in its annual policy review, the Reserve Bank of India reduced the repo rate by 50 basis points to 8.0%. Any further increase in inflation due to increases in prices of commodities such as crude oil, or otherwise, may result in a continuation of tight monetary policy or lead to further tightening of monetary policy.

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

Although the proximate cause of the 2008 – 2009 financial crisis, which was deeper than other recent financial crises, was the U.S. residential mortgage market, investors should be aware that there is a recent history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies which leads to risks for all financial institutions, including us. Developments in the Eurozone, including concerns regarding sovereign debt and recessionary economic conditions have further led to increased risk aversion and volatility in global capital markets. A loss of investor confidence in the financial systems of India or other markets and countries or any financial instability in India or any other market may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector, our business and our future financial performance. See also “—Risks Relating to Our Business—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. We remain subject to the risks posed by the indirect impact of adverse developments in the global economy, some of which cannot be anticipated and the vast majority of which are not under our control. We also remain subject to counterparty risk to financial institutions that fail or are otherwise unable to meet their obligations to us.

Any downgrading of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs.

Standard & Poor’s, an international rating agency, revised its outlook for India’s debt rating from ‘Stable’ to ‘Negative’ in April 2012 and stated that there was a one in three probability of a downgrade in the next two years. Subsequently in June 2012, Fitch, another international rating agency, also revised its outlook for India’s debt from ‘Stable’ to ‘Negative’. In May 2012, Moody’s revised downwards its baseline credit assessment of certain Indian banks, including ICICI Bank, to reflect the banks’ significant exposure to domestic credit and domestic sovereign debt and their linkage to the sovereign credit strength. Moody’s action did not impact the ratings of the Bank’s senior unsecured debt. Any adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely impact our business and limit our access to capital markets and adversely impact our liquidity position. See also “—Risks Relating to Our Business—Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds”.

The Bank has certain borrowings that would be affected by a one or two notch downgrade from its current credit rating. These borrowings amount to less than 2% of the total borrowings of the Bank at year-end fiscal 2012. If an international credit rating agency downgrades the Bank’s credit rating by one or two notches, the Bank would be required to pay an increased interest rate on certain borrowings, and for certain borrowings, the Bank would be required to renegotiate a new interest rate with its lenders. If the Bank is not able to reach an agreement for an interest rate with a lender, the lender could require the Bank to prepay the outstanding principal amount of the loan.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

India imports a majority of its requirements of crude oil, which comprised over 30% of total imports in fiscal 2012. Following the recovery in the global economic environment in fiscal 2011 and tensions in the Middle East and North Africa, global oil prices increased sharply in fiscal 2012. However, oil prices have declined to some extent due to concerns over a slowdown in global growth. Increases or volatility in oil prices and the pass-through of such increases to Indian consumers could have a material negative impact on the Indian economy and the Indian banking and financial system in particular, including through a rise in inflation and market interest rates and higher trade and fiscal deficits. This could adversely affect our business including our liquidity, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

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

During fiscal 2012, India suffered a reversal of capital inflows as a result of the domestic economic slowdown and volatility in global capital markets, leading to pressures on the balance of payments and a sharp depreciation of the Indian rupee compared to the U.S. dollar. Any increased intervention by the Reserve Bank of India in the foreign exchange market to control the volatility of the exchange rate may result in a decline in India’s foreign exchange reserves and reduced liquidity and higher interest rates in the Indian economy, which could adversely affect our business, our future financial performance and the price of our equity shares and ADSs. Further, increased volatility in capital flows may also increase the complexity in monetary policy decisions, leading to volatility in inflation and interest rates in India, which could adversely impact our business.

Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the price of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constitutes approximately 14% of India’s gross domestic product. The Indian Meteorological Department has indicated a deficit in monsoon rainfall in fiscal 2013 with monsoon rainfall about 22% below the long-term average until July 18, 2012. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change or natural calamities in other countries where we operate could affect the economies of those countries and our operations in those countries.

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

Our business and customers are predominantly located in India or are related to and influenced by the Indian economy. The Indian government has traditionally exercised, and continues to exercise, a dominant influence over many aspects of the economy. Government policies could adversely affect business and economic conditions in India, our ability to implement our strategy, and our future financial performance. Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and encouraging the development of the Indian financial sector. India has been governed by coalition governments for the past several years. The leadership of India and the composition of the coalition in power are subject to change, and election results are sometimes not along expected lines. It is therefore difficult to predict the economic policies that will be pursued by governments in the future. In addition, investments by the corporate sector in India may be impacted by government policies and decisions, including with respect to awards of licenses and resources, access to land and natural resources and policies with respect to protection of the environment. These may result in delays in execution of projects including those financed by us, and also limit fresh project investments, impacting economic growth.  The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. For instance, the government of India has proposed a new direct tax code that could impact our taxation in the future, as well as the investment decisions of individuals, thereby impacting our business. The government of India has also proposed adopting a uniform goods and service tax structure in India, which may also have an impact on the way in which we are taxed in the future. Any significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally and our business in particular.

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

If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on our interest-earning assets, our net interest income and net interest margin would be adversely impacted. Any systemic decline in low cost funding available to banks in the form of current and savings account deposits would adversely impact our net interest margin. In its second quarter review of monetary policy in October 2011, the Reserve Bank of India deregulated the interest rate on savings deposits, following which some of the smaller banks in India increased their savings deposit rates by 200-300 basis points. If other banks with whom we compete similarly raise their deposit rates, we may also have to do so to remain competitive, which would adversely impact our cost of funds. In December 2011, the Reserve Bank of India deregulated interest rates on non-resident (external) rupee deposits and ordinary non-resident accounts. If there are increases in our cost of funds and if we are not able to pass on the increases fully into our lending rates, our net interest margins and profitability would be adversely impacted.

Further, any tightening of liquidity and volatility in international markets, may limit our access to international bond markets and result in an increase in our cost of funding for our international business. Continued volatility in international markets could constrain and increase the cost of our international market borrowings and our ability to replace maturing borrowings and fund new assets. The recent concerns on sovereign debt in Europe and the downgrade of the credit rating of the United States have resulted in a widening of spreads for financial institutions, including ICICI Bank. Our overseas banking subsidiaries are also exposed to similar risks.

High and increasing interest rates or greater interest rate volatility would adversely affect our ability to grow, our net interest margins, our net interest income, our income from treasury operations and the value of our fixed income securities portfolio.

If we are not able to control the level of non-performing assets in our portfolio, our business will suffer.

Increases in the level of non-performing loans increase the risk of investing in our ADS. Various factors, including a rise in unemployment, prolonged recessionary conditions, our regulators’ assessment and review of our loan portfolio, a sharp and sustained rise in interest rates, developments in the Indian economy, movements in global commodity markets and exchange rates and global competition could cause an increase in the level of our non-performing assets and have a material adverse impact on the quality of our loan portfolio. From fiscal 2009 through fiscal 2011, due to seasoning of the loan portfolio, an adverse macroeconomic environment and challenges in loan recovery, we experienced an increase in non-performing loans, especially in the non-collateralized retail loan portfolio. As a consequence, since fiscal 2009, we have substantially reduced origination of such loans.

As a result of a slowdown in economic activity, rising interest rates and the limited ability of corporations to access capital in view of the volatility in global markets, there has been an increase in restructured loans in the banking system in fiscal 2012, including for us. Further economic and project implementation challenges in India and overseas could result in some of our borrowers not being able to meet their debts or  restructured debt obligations, resulting in loans to such borrowers being classified as non-performing. See also “—The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business”. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. See also “—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. Further, we expect long-term project finance to be a significant area of growth in our business going forward, and the quality of this portfolio could be adversely impacted by several factors. See also “—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks”. In certain cases, we have extended loan facilities to clients based on collateral consisting of equity shares and any volatility in the capital markets may impact the value of such collateral. We may not be able to control or reduce the level of non-performing assets in our project and corporate finance portfolio.

We also have investments in security receipts arising from the sale of non-performing assets by us to Asset Reconstruction Company (India) Limited, a reconstruction company registered with the Reserve Bank of India and other reconstruction companies. See also “Business—Classification of Loans”. There can be no assurance that Asset Reconstruction Company (India) Limited and other reconstruction companies will be able to recover these assets and redeem our investments in the security receipts and that there will be no reduction in the value of these investments.

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

Under the directed lending norms of the Reserve Bank of India, banks in India are required to lend 40.0% of their adjusted net bank credit to certain eligible sectors, categorized as priority sectors. Of this, 18.0% of adjusted net bank credit is required to be lent to the agricultural sector, including direct agricultural advances of at least 13.5% and indirect agricultural advances of not more than 4.5%. Direct agricultural advances include loans made directly to individual farmers or groups of individual farmers for agriculture and related activities. Indirect agricultural advances include loans for purposes linked to agriculture, such as loans to food and agri-processing units, finance for hire-purchase schemes for distribution of agricultural machinery and implements, financing farmers indirectly through the co-operative system and loans for the construction and operation of storage facilities. Other than the 18.0% of adjusted net bank credit that is required to be lent to the agricultural sector, the balance of the priority sector lending requirement can be met by lending to a range of sectors, including small businesses and residential mortgages satisfying certain criteria. Loans to identified weaker sections of society must comprise 10.0% of adjusted net bank credit. Some categories of loans may qualify as both weaker section lending and priority sector lending. These requirements are to be met as of the last reporting Friday of the fiscal year with reference to the adjusted net bank credit of the previous fiscal year. These requirements apply to ICICI Bank on a standalone basis. The Bank did not meet its priority sector lending requirements at year-end fiscal 2012.

Until fiscal 2011, the Bank was required to extend 50.0% of its residual adjusted net bank credit to priority sectors, after excluding the advances of ICICI at year-end fiscal 2002. The Reserve Bank of India stipulated that the Bank was required to extend 38.5% of its adjusted net bank credit (including the advances of ICICI) to priority sectors in fiscal 2012 and extend 40.0% of adjusted net bank credit to priority sectors from fiscal 2013. As a result of this, the Bank’s priority sector lending requirements increased in fiscal 2012 as compared to fiscal 2011 and will further increase in fiscal 2013 as compared to fiscal 2012.

Any shortfall in meeting these requirements may be required to be invested in government schemes that yield low returns, ranging from 4% to 8% depending on the level of shortfall , thereby impacting our profitability. The aggregate amount of funding required by such schemes is drawn from banks that have shortfalls in achievement of their directed lending targets, with the amounts drawn from each bank determined by the Reserve Bank of India. At year-end fiscal 2012, our total mandated investments in such schemes on account of past shortfalls in achieving the required level of priority sector lending were Rs. 181.0 billion and such investments are expected to increase in future years in view of the shortfall in fiscal 2012 and the possible shortfall in future years.

We may experience a higher level of non-performing assets in our directed lending portfolio, particularly in loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets in the priority sector loan portfolio were 3.3% in fiscal 2011 and 2.6% in fiscal 2012, respectively. In its budget for fiscal 2009, the government announced a one-time debt waiver scheme for small and marginal farmers. While the government has borne the cost of this scheme, any similar schemes in the future may have an adverse impact on future debt servicing behavior regarding farm loans and may lead to an increase in non-performing loans in the agricultural sector.

Through recent guidelines and directions, the Reserve Bank of India has restricted the ability of banks to meet the directed lending obligations through lending to specialized financial intermediaries. In July 2012, the Reserve Bank of India issued revised guidelines on priority sector lending requirements. While keeping the lending targets unchanged, the revised guidelines specify certain categories of lending that would be eligible for classification as priority sector lending and its sub-segments. The guidelines also aim to increase direct agricultural lending by banks to individuals and reduce lending activity through intermediaries like non-banking finance companies and housing finance companies. The guidelines also stipulate that investments by banks in securitized assets, outright purchases of loans and assignments would be eligible for classification under priority sector if the underlying assets themselves qualified for such treatment. Further, the interest rates charged to ultimate borrowers by the originating entities in such transactions have also been capped, in order for such transactions to be classified as priority sector lending. The guidelines also increased the priority sector lending requirements of foreign banks in India that have 20 or more branches, in order to bring them on par with domestic banks. Any future changes by the Reserve Bank of India in the directed lending norms may result in our continued inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.

The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business.

Our standard assets include restructured standard loans. See also “Business—Classification of Loans—Restructured Loans”. As a result of a slowdown in economic activity, rising interest rates and volatility in global markets limiting the ability of corporations to access capital, we have seen an increase in our restructured loans during fiscal 2012. In fiscal 2012, we also restructured a portion of our loans to microfinance institutions. In January 2012, the Reserve Bank of India constituted a working group to review the existing prudential guidelines on restructuring of advances by banks /financial institutions and suggest revisions taking into account international best practices and accounting standards. In July 2012, the Reserve Bank of India released the report of the working group, which recommended  that over a period of time, restructured loans (other than in the infrastructure sector) should be classified as non-performing and the provisioning and capital adequacy requirements applicable to non-performing assets should be applied to such loans. The report also recommends a phased increase in the general provisioning requirement on restructured standard assets from the present level of 2.0% to 5.0%, prescribing a ceiling on the conversion of debt into preference/equity shares, increasing the amount of owner haircuts required in restructurings of large exposures and requiring enhanced restructuring disclosure requirements for banks. The combination of any change in regulations regarding the classification of loans as restructured loans or the upgrading of loans and any substantial increase in the level of restructured assets and the failure of these borrowers to perform as expected could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

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

In recent years, the infrastructure project finance market in India has been growing. We expect long-term project finance to be a significant area of growth in our business going forward, and the quality of this portfolio could be adversely impacted by several factors. The viability of these projects depends upon a number of factors, including market demand, government policies, the processes for awarding government licenses and access to natural resources and their subsequent judicial or other review, the financial condition of the government or other entities that are the primary customers for the output of such projects and the overall economic environment in India and the international markets. These projects are particularly vulnerable to a variety of risks, including risks of delays in regulatory approvals, environmental and social issues, completion risk and counterparty risk, which could adversely impact their ability to generate revenues. Our loans to the power sector, in particular, increased substantially from 3.5% of our total gross loans at year-end fiscal 2010 to 4.2% of our total gross loans at year-end fiscal 2011 and further to 5.1% of our total gross loans at year-end fiscal 2012. Concerns have emerged on the availability of coal for upcoming power projects in India, primarily due to environmental concerns around coal mining in some areas. In addition, power projects inherently have high leverage levels and the current volatility in capital markets and concerns about the implementation of these projects and their future cash flows may constrain the availability of equity funding for such projects. We cannot be sure that these projects will begin operations as scheduled or perform as anticipated. While a large portion of these projects are under implementation and the commercial dates of operations are yet to be reached, we may see an increase in our non-performing assets or restructured assets portfolio in case of delays of more than two years from the scheduled commercial date of operations of such projects, in line with Reserve Bank of India guidelines. A slowdown in the Indian and global economy may exacerbate the risks for the projects that we have financed. Future project finance losses or high levels of loan restructuring could have a materially adverse effect on our profitability and the quality of our loan portfolio and the price of our equity shares and ADSs.

Further deterioration of our non-performing asset portfolio combined with Reserve Bank of India requirements that all Indian banks increase their provisioning coverage as a percentage of gross non-performing assets could adversely affect our business.

There can be no assurance that the percentage of non-performing assets that we will be able to recover will be similar to our past experience of recoveries of non-performing assets. During fiscal years 2008, 2009 and 2010, we saw an increase in non-performing assets, mainly in our non-collateralized retail loan portfolio. Further, the economic slowdown and the impact of global and Indian economic conditions on equity and debt markets also led to an increase in the volume of restructured corporate loans, and the failure of these borrowers to perform as per the restructured terms would lead to their classification as non-performing loans. See also “—If we are not able to control the level of non-performing assets in our portfolio, our business will suffer”.

Indian banks were required by a Reserve Bank of India policy to increase their total provisioning coverage ratio, including floating provisions and prudential/technical write-offs, to 70% by September 30, 2010. ICICI Bank was permitted by the Reserve Bank of India to achieve the stipulated level of provisioning coverage of 70% in a phased manner by March 31, 2011 and complied with the provisioning coverage requirement within this stipulated period. In April 2011, the Reserve Bank of India stipulated that banks would be required to maintain their provisioning coverage ratios with reference to their gross non-performing assets position at September 30, 2010 and not on an ongoing basis. In its annual policy statement for fiscal 2012, the Reserve Bank of India increased the specific provisioning requirements on sub-standard and doubtful assets by 5%-10% of the gross outstanding from their existing levels. In addition, the Reserve Bank of India increased the general provisioning requirements on restructured standard assets. In March 2012, with the objective of limiting the volatility in loan loss provisioning requirements witnessed during an economic cycle, the Reserve Bank of India released a discussion paper on the dynamic loan loss provisioning framework. The framework proposes to replace existing general provisioning norms, and recommends that banks make provisions on their loan books every year based on the historical loss experience in various categories of loans. In years where the specific provision is higher than the computed dynamic provision requirement, the existing dynamic provision balance can be drawn down to the extent of the difference, subject to a minimum specified level of dynamic provision balance being retained. The combination of any mandated increase in provisions, regulators’ assessment of our provisions, any change in the definition of non-performing assets by the regulator and any further deterioration or increase in our non-performing asset portfolio could lead to an adverse impact on our business, our future financial performance and the price of our equity shares and ADSs.

We have seen a significant increase in our branch network over the last few years and any inability to use these branches productively or substantial delays in achieving desired levels of productivity may have an adverse impact on our growth and profitability and the price of our equity shares and ADSs.

Our branch network has increased from 1,419 branches at year-end fiscal 2009 to 2,752 branches at year-end fiscal 2012~~.~~ See also “—We may seek opportunities for growth through acquisitions or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisition risks”. Our new branches typically operate at lower efficiency levels, compared to our existing branches, and although we intend to increase their efficiency over time, any inability to use these branches productively, or substantial delays in achieving desired levels of productivity, would have an adverse impact on our growth and profitability and the price of our equity shares and ADSs.

We are subject to capital adequacy requirements as stipulated by the Reserve Bank of India and any inability to maintain adequate capital due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

Banks in India are required by the Reserve Bank of India to maintain a minimum capital adequacy ratio of 9.0% and a minimum Tier-1 ratio of 6.0% of their risk weighted assets. See also “Supervision and Regulation—Capital Adequacy Requirements”. ICICI Bank had a capital adequacy ratio of 18.5% with a Tier-1 ratio of 12.7% at year-end fiscal 2012. The Reserve Bank of India has issued guidelines on the implementation of the Basel III framework in India. These guidelines require, among other things, higher levels of Tier 1 capital and common equity, capital conservation buffers, higher deductions from common equity and Tier 1 capital for investments in subsidiaries and changes in the structure of non-equity instruments eligible for inclusion in Tier 1 capital. The guidelines are to be fully implemented by March 2018, with the implementation commencing from January 2013. The Reserve Bank of India may require additional capital to be held by banks as a systemic buffer. Globally, capital regulations continue to evolve, including with respect to additional capital requirements for domestic systemically important banks. In addition, banks in India may migrate to advanced approaches under Basel II in the medium term, with the approval of the Reserve Bank of India. These evolving regulations may impact the amount of capital that we are required to hold. Our ability to grow our business and execute our strategy is dependent on our level of capitalization and we typically raise resources from the capital markets to meet our capital requirements.

In February 2012, the Reserve Bank of India released draft guidelines on liquidity risk management and the Basel III framework on liquidity standards. The Reserve Bank of India has proposed the monitoring and reporting of liquidity coverage ratio, designed to ensure that a bank maintains an adequate level of liquid assets to survive an acute liquidity stress scenario lasting one month. It has also proposed a net stable funding ratio designed to ensure a minimum amount of funding that is expected to be stable over a one-year time horizon.

Any reduction in our capital adequacy ratio or an increase in our liquidity requirements, on account of regulatory changes or otherwise and any inability to access capital markets may limit our ability to grow our business and our future performance and strategy.

Our risk profile is linked to the Indian economy and the banking and financial markets in India which are still evolving.

Our credit risk may be higher than the credit risk of banks in some developed economies. Unlike several developed economies, a nation-wide credit bureau has been operational in India only since 2001. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. In addition, the credit risk of our borrowers, particularly small and middle market companies, is higher than borrowers in more developed economies due to the evolving Indian regulatory, political, economic and industrial environment. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to “priority sectors”, including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Any shortfall may be required to be allocated to investments yielding sub-market returns. See also “—We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in achieving these requirements may be required to be invested in government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs” and “Business—Loan Portfolio—Directed Lending”. Also, several of our corporate borrowers in the past suffered from low profitability because of increased competition from economic liberalization, a sharp decline in commodity prices, a high debt burden and high interest rates in the Indian economy at the time of their financing, and other factors. An economic slowdown and a general decline in business activity in India could impose further stress on these borrowers’ financial soundness and profitability and thus expose us to increased credit risk. This may lead to an increase in the level of our non-performing assets and there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

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

We are subject to a wide variety of banking, insurance and financial services laws, regulations and regulatory policies and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. Since the global financial crisis, regulators in India and in the other jurisdictions in which we operate have intensified their review and scrutiny of many financial institutions, including us. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past, in a range of areas. This increased review and scrutiny increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that any regulator will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations or regulatory policies. Regulators may find that we are not in compliance with applicable laws, regulations or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Such formal or informal actions might force us to make additional provision for our non-performing assets, divest our assets, adopt new compliance programs or policies, remove personnel, reduce dividend or executive compensation or undertake other changes to our business operations. Any of these changes, if required, could reduce our profitability by restricting our operations, imposing new costs or harming our reputation. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment” and “Supervision and Regulation”.

Our banking subsidiaries in the United Kingdom and Canada have in the past focused primarily on leveraging their deposit franchises in these markets to extend financing to Indian companies for their operations in India and globally, including the financing of overseas acquisitions by Indian companies through structured transactions. In view of regulatory limitations on cross-border financing of this nature, these subsidiaries have experienced a reduction in business volumes, impacting their profitability.

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

In addition, for collateral we hold in jurisdictions outside India, the applicable laws and regulations in such jurisdictions may impact our ability to foreclose on collateral and realize its value. Failure to recover the expected value of collateral could expose us to potential losses, which could adversely affect our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the price of our equity shares and ADSs could be adversely affected.

Our loan portfolio and non-performing asset portfolio have a high concentration in certain types of customers. ICICI Bank’s policy is to limit its loan exposure to any particular industry (other than retail loans) to 15.0% of its total exposure. Our loans and advances to the retail finance segment constituted 37.7% of our gross loans and advances at year-end fiscal 2012. Our loans and advances to (i) the non-finance service sector, (ii) roads, port, telecom, urban development and other infrastructure projects,(excluding power) (iii) finance and (iv) power constituted, 7.8%, 6.6%, 5.2% and 5.1% respectively of our gross loans and advances at year-end fiscal 2012. At year-end fiscal 2012, our largest non-bank borrower accounted for approximately 12.2% of our capital funds. The largest group of companies under the same management control accounted for approximately 30.3% of our capital funds. See also “Business—Loan Portfolio—Loan Concentration”.

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

Commission, exchange and brokerage income and profit on foreign exchange transactions have become important elements of our profitability and regulatory changes and market conditions could cause these income streams to decline and adversely impact our financial performance.

We earn commission, exchange and brokerage income from a variety of activities, including loan processing, syndication and advisory services for corporate clients with respect to their acquisition and project financing, distribution of retail investment and insurance products, transaction banking and retail credit products. Our commission, exchange and brokerage income is therefore impacted by the level of corporate activity including new financing proposals, the demand for retail financial products and the overall level of economic and trade activity. We also earn commission from the distribution of mutual fund and insurance products. Our commission, exchange and brokerage income is also impacted by applicable regulations governing various products and segments of financial services and changes in these regulations may adversely impact our ability to grow in this area. Similarly, the profit on foreign exchange transactions is dependent on foreign exchange market conditions and the risk management strategies of corporate clients. Volatile market conditions may also have an adverse impact on mergers and acquisitions activity by Indian companies, affecting our fee and other incomes related to such activity.  In fiscal 2012, we witnessed a moderation in growth in our commission, exchange and brokerage income relative to fiscal 2011, primarily due to the decline in corporate investment activity and new financing proposals. The continuation of such factors could cause these income streams to decline in the future and adversely impact our financial performance.

We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face.

Beginning in fiscal 2004, we began a rapid international expansion, opening banking subsidiaries in the United Kingdom, Canada and Russia and branches and representative offices in several countries. This rapid international expansion into banking in multiple jurisdictions exposes us to a variety of regulatory and business challenges and risks, including cross-cultural risk and has increased the complexity of our risks in a number of areas including price risks, currency risks, interest rate risks, compliance risk, regulatory and reputational risk and operational risk. In the aftermath of the financial crisis and in light of enhanced regulations in many countries, we expect to face additional scrutiny in all of these areas and in the management of our international operations. We also face risks arising from our ability to manage inconsistent legal and regulatory requirements in the multiple jurisdictions in which we operate.

Our international banking subsidiaries and overseas branches are subject to regulations imposed by their respective overseas regulators, including regulations on capital and liquidity, country exposure and type of business. In March 2010, the United States enacted the Foreign Account Tax Compliance Act requiring foreign financial institutions to provide information about financial accounts held by U.S. taxpayers or by foreign entities in which U.S. taxpayers hold substantial ownership interest. While the rules implementing the Foreign Account Tax Compliance Act have not yet been issued, it is expected that such implementation would require foreign financial institutions to develop system capabilities and processes to effect such identification and reporting. Developing these capabilities is likely to be a complex process and any failure to meet the requirements of the Foreign Account Tax Compliance Act on this account or otherwise may result in legal and regulatory actions against us. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. Regulatory changes globally and in specific markets, including increased regulatory oversight following the global financial crisis, may impact our ability to execute our strategy and deliver returns on capital invested in our international subsidiaries. Our banking subsidiaries in the United Kingdom and Canada have in the past focused primarily on leveraging their deposit franchises in these markets to extend financing to Indian companies for their operations in India and globally, including the financing of overseas acquisitions by Indian companies through structured transactions. In view of the position taken by these subsidiaries’ respective regulators in connection with cross border risk and exposure concentration, these subisidiaries have experienced a reduction in business volumes, impacting their profitability. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.” and “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Our overseas branches and banking subsidiaries have made investments in bonds, certificates of deposits, mortgage backed securities, treasury bills, credit derivatives and asset backed commercial paper. The global financial and economic crisis resulted in mark-to-market and realized losses on our overseas and other subsidiaries’ investment and derivative portfolios, increased the regulatory scrutiny of our international operations, constrained our international debt capital market borrowings and increased our cost of funding. If we are unable to manage these risks, our business would be adversely affected.

Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including deposits from corporate customers and inter-bank deposits. Our customer deposits generally have a maturity of less than one year. However, a large portion of our assets have medium-or long-term maturities, creating the potential for funding mismatches. In addition, we have seen significant growth in project financing in recent years, where the assets would typically be of longer-term maturities, relative to our funding profile. Our ability to raise fresh deposits and grow our deposit base depends in part on our ability to expand our network of branches, which requires the approval of the Reserve Bank of India. While we have recently significantly expanded our branch network pursuant to the Reserve Bank of India’s authorizations for establishing new branches, there can be no assurance that these authorizations or future authorizations granted by the Reserve Bank of India will meet our requirements for branch expansion to achieve the desired growth in our deposit base. During September — October 2008, following the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, rumors were circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. The deregulation of savings account interest rates in October 2011 may also increase the volatility of this component of our funding. High volumes of deposit withdrawals or failure of a substantial number of our depositors to roll over deposited funds upon maturity or to replace deposited funds with fresh deposits as well as our inability to grow our deposit base, would have an adverse effect on our liquidity position, our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Furthermore, a part of our loan and investment portfolio, consisting primarily of the loan and investment portfolios of our international branches and subsidiaries is denominated in foreign currencies, including the U.S. dollar. Our international branches are primarily funded by debt capital market issuances and syndicated/bilateral loans, while our international subsidiaries generally raise deposits in their local markets. Volatility in the international debt markets may constrain our international capital market borrowings. There can be no assurance that our international branches and subsidiaries will be able to obtain funding from the international debt markets or other sources in a timely manner on terms acceptable to them or at all. This may adversely impact our ability to replace maturing borrowings and fund new assets. In addition, borrowers who have taken foreign currency loans from us may face challenges in meeting their repayment obligations on account of market conditions and currency movements. See also “—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs”, “—Risks Relating to India and Other Economic and Market Risks—Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs” and “—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”.

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

Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADSs.

Reputation risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. The reputation of the financial services industry in general has been closely monitored as a result of the financial crisis and other matters affecting the financial services industry. Negative public opinion about the financial services industry generally or us specifically could adversely affect our ability to keep and attract customers, and expose us to litigation and regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices and specific credit exposures, corporate governance, regulatory compliance, mergers and acquisitions, and related disclosure, sharing or inadequate protection of customer information, and actions taken by government, regulators and community organizations in repsonse to that conduct. Although we take steps to minimize reputation risk in dealing with customers and other constituencies, we, as a large financial services organization with a high industry profile, are inherently exposed to this risk.

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

Several of our borrowers enter into derivative contracts to manage their foreign exchange risk exposures. Volatility in exchange rates may result in increased mark-to-market losses in derivative transactions for our clients.

Upon the maturity or premature termination of the derivative contracts, these mark-to-market losses become receivables owed to us.

In fiscal 2012, following the volatility in the global capital markets and the economic slowdown in India, the rupee depreciated sharply against the US dollar. The failure of our borrowers to manage their exposures to foreign exchange, derivative risk, adverse movements and volatility in foreign exchange rates may adversely affect our borrowers and consequently the quality of our exposure to our borrowers and our business volumes and profitability. An increase in non-performing assets on account of our borrowers’ inability to manage exchange rate risk may have an adverse impact on our profitability, our business and the price of our equity shares and ADSs.

Entry into new businesses or expansions of existing businesses may expose us to increased risks that may adversely affect our business.

We experienced rapid growth in our retail loan portfolio between fiscal 2002 and fiscal 2007. See also “Business—Loan Portfolio”. In addition, we undertook a rural initiative designed to introduce our products and services into many rural areas. The rapid growth of our retail loan business and the rural initiative exposed us to increased risks within India including higher levels of non-performing loans in our unsecured retail credit portfolio, increased operational risk, increased fraud risk and increased regulatory and legal risk. For example, during fiscal 2007, we made a provision of Rs. 0.9 billion for losses from frauds pertaining to the warehouse receipt-based financing product for agricultural credit. See also “—Our risk profile is linked to the Indian economy and the banking and financial markets in India which are still evolving”.

During fiscal 2011 and fiscal 2012, we have seen a significant increase in our project finance loans to the power sector. We cannot be sure that these projects will begin operations as scheduled or perform as anticipated. Any delays in operations or the inability of these projects to perform in accordance with our expectations may have an adverse impact on our asset quality and profitability. See also “—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks”.

Our business is very competitive and our strategy depends on our ability to compete effectively.

Within the Indian market, we face intense competition from other commercial banks, investment banks, insurance companies and non-bank finance companies. Some Indian public and private sector banks have recently experienced higher growth, achieved better profitability and increased their market shares relative to us. Recent changes in the Indian banking sector include deregulation of interest rates on savings bank deposits, following which some smaller banks have significantly increased interest rates paid on savings deposits to compete with larger banks including us, and removal of penalties payable by borrowers for floating rate home loans, which may lead to a higher proportion of higher yielding loans being prepaid as borrowers seek to refinance their existing loans. Further liberalization of the Indian financial sector could lead to a greater presence or new entries of Indian and foreign banks offering a wider range of products and services, which could adversely impact our competitive environment. In August 2011, the Reserve Bank of India issued draft guidelines for public comment on the entry of new banks in the private sector including proposals on the eligibility criteria, structure, capital requirements, shareholding structure and corporate governance practices. During fiscal 2011, the Reserve Bank of India also issued a discussion paper on the presence of foreign banks in India envisioning, among other things, subsidiarization and near equivalent treatment to national banks, including more liberal branch licensing, for foreign banks operating in India. The Indian financial sector may also experience further consolidation, resulting in fewer banks and financial institutions, some of which may have greater resources than us. See also “Business—Competition” and “Overview of the Indian Financial Sector—Commercial Banks—Foreign Banks”. Due to competitive pressures, we may be unable to successfully execute our growth strategy and offer products and services at reasonable returns and this may adversely impact our business.

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

The Indian financial markets have in recent years experienced, and continue to experience, changes and developments aimed at reducing the cost and improving the quality of service delivery to users of financial services. In 2005, the Reserve Bank of India introduced the Real Time Gross Settlement System, an inter-bank settlement system which facilitates real time settlements primarily between banks. We may experience an adverse impact on the cash float and fees from our cash management business resulting from the development and increased usage of such payment systems, as well as other similar structural changes. Recent examples of some other structural changes in banking transactions in India include free access for a customer of any bank to ATMs of all other banks with restrictions on the amount and number of transactions. Further, the Reserve Bank of India, from time to time also imposes limits on transaction charges levied by banks on customers, including on cash and card transactions, and has recently directed banks to remove foreclosure charges on home loans. Such developments may adversely impact the profitability of banks, including us, by reducing float balances and fee incomes, and increasing costs. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

The additional capital required by our insurance subsidiaries may adversely impact our business and the price of our equity shares and ADSs.

While our life insurance business recorded accounting profits in fiscal 2011 and fiscal 2012 and the growth of our life insurance subsidiary has moderated, additional capital may be required to support the insurance business. In accordance with the Insurance Regulatory and Development Authority’s order dated March 12, 2011, all general insurance companies in India, including our general insurance subsidiary, are required to provide for losses on the third party motor pool (a multilateral arrangement for insurance in respect of third party claims against commercial vehicles, the results of which are shared by all general insurance companies in proportion to their overall market share) at a provisional rate of 153.0% for the fiscal 2008 to fiscal 2011 period, compared to the earlier loss rate of 122%-127%. Since the losses are allocated to general insurance companies based on their overall market shares, the profitability and solvency ratio of our general insurance subsidiary were adversely impacted. Accordingly, we injected Rs. 2.5 billion of capital into our general insurance subsidiary during the quarter ended March 31, 2011. In fiscal 2012, the Insurance Regulatory and Development Authority ordered the dismantling of the motor pool and advised that motor pool liabilities be recognized as per the loss rates estimated by the General Actuaries Department of the United Kingdom, for all underwriting years from fiscal 2008 to fiscal 2012. The guidelines also provided an option to recognize the losses over a three year period. Our general insurance subsidiary recognized the additional liabilities of the motor pool in fiscal 2012 and the impact of the additional pool losses amounted to Rs. 6.9 billion.

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

The changes include a cap on surrender charges, a cap on charges applicable from the sixth year of policy, an increase in minimum premium paying term and the introduction of minimum guaranteed returns on pension products. The growth of our general insurance business has been adversely impacted by the deregulation of pricing on certain products, which has resulted in a reduction in premiums for those products. Further, our general insurance subsidiary has also been adversely impacted by mandated higher losses on the third party motor insurance pool, which resulted in a loss of Rs. 0.8 billion in fiscal 2011 and a loss of Rs. 4.16 billion in fiscal 2012 for the subsidiary. See also “—The additional capital required by our insurance subsidiaries may adversely impact our business and the price of our equity shares and ADSs” and “Supervision and Regulation—Regulations Governing Insurance Companies”. A slowdown in the Indian economy, further regulatory changes or customer dissatisfaction with our insurance products could adversely impact the future growth of these businesses. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Any slowdown in these businesses and in particular in the life insurance business could have an adverse impact on our business and the price of our equity shares and ADSs.

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

In accordance with the Insurance Regulatory and Development Authority’s order dated March 12, 2011, all general insurance companies in India, including our insurance subsidiary, are required to provide for losses on the third party motor pool (a multilateral arrangement for insurance with respect to third party claims against commercial vehicles, the results of which are shared by all general insurance companies in proportion to their overall market share) at a provisional rate of 153.0% over fiscal 2008 to fiscal 2011 compared to the earlier loss rate of 122%-127%. Since the losses are allocated to general insurance companies based on their overall market shares, the profitability and solvency ratio of our general insurance subsidiary were adversely impacted. We injected Rs. 2.5 billion of capital in our general insurance subsidiary during the quarter ended March 31, 2011. Further, in fiscal 2012, the Insurance Regulatory and Development Authority ordered the dismantling of the motor pool and advised that the Pool liabilities be recognized as per the loss rates estimated by the General Actuaries Department of the United Kingdom, for all underwriting years commencing from fiscal 2008 to fiscal 2012. The guidelines also provided an option to recognize the losses over a three year period. Our general insurance subsidiary has recognized the additional liabilities of the Pool in fiscal 2012. The net loss of our general insurance subsidiary in fiscal 2012 includes the impact of the additional motor pool losses amounting to Rs. 6.90 billion.

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

Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Our rural initiative, our international growth and our expansion to new product lines such as insurance may create additional challenges with respect to managing the risk of frauds due to the increased geographical dispersion and use of intermediaries. See also “Operating and Financial Review and Prospects—Provisions for Non-performing Assets and Restructured Loans” and “Business—Risk Management—Operational Risk”. Physical or electronic break-ins, security breaches, other disruptive problems caused by our increased use of the internet or power disruptions could also affect the security of information stored in and transmitted through our computer systems and network infrastructure.  Cyber threats, such as phishing and trojans, could intrude into our network to steal data or to seek sensitive information, which could cause damage to our reputation and adversely impact our business and financial results. Although we have implemented security technology and operational procedures to prevent such occurrences, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

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

We have been assessed by the government of India’s tax authorities, and have included in contingent liabilities, Rs. 31.6 billion in additional taxes in excess of our provisions at year-end fiscal 2012. These additional tax demands mainly relate to issues disputed by us, such as the disallowance of depreciation on leased assets, expenditure incurred towards exempt income, withdrawal of a special reserve, indirect tax matters and appeals filed by the tax authorities against decisions in our favor. The Rs. 31.6 billion included in our contingent liabilities does not include further disputed tax assessments amounting to Rs. 22.2 billion relating to bad debts written off and penalties levied, which has been considered remote based on favorable Apex Court decisions in other similar cases.  See also “Business—Legal and Regulatory Proceedings”. We have appealed all of these demands. While we expect that no additional liability will arise out of these disputed demands based on our consultations with tax counsel and favorable decisions in our own and other cases, there can be no assurance that these matters will be settled in our favor or that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance and the price of our equity shares and ADSs.

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

The financial statements and other financial information included in this annual report are based on our consolidated financial statements under Indian GAAP. It is expected that Indian accounting standards will converge with International Financial Reporting Standards and we may be required to prepare financial statements under International Financial Reporting Standards, as adopted in India, according to a schedule to be determined by regulators for Indian companies in the future. However, the ongoing project undertaken by International Accounting Standards Board, which will replace the current International Financial Reporting Standards on financial instruments, particularly IAS 39, in a phased manner, may impact the schedule for the adoption of International Financial Reporting Standards by Indian companies. We may issue financial statements under International Financial Reporting Standards prior to the schedule that may be announced by Indian regulators, for compliance with regulations in certain jurisdictions where we have operations or where our securities are listed. Financial statements prepared under standards different from Indian GAAP, as presently in existence, may diverge significantly from the financial statements and other financial information included in this annual report

Risks Relating to ADSs and Equity Shares

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

The Life Insurance Corporation of India, the General Insurance Corporation of India and other government-owned general insurance companies, all of which are directly controlled by the Indian government, are among our principal shareholders. At July 6, 2012, the Life Insurance Corporation of India held 9.3% and the General Insurance Corporation of India and other government-owned general insurance companies held 2.2% of our outstanding equity shares. See also “Business—Shareholding Structure and Relationship with the Government of India”. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and ADSs. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. Deutsche Bank Trust Company Americas held approximately 27.4% of our equity shares at July 6, 2012 as depositary for ADS holders and votes on these shares in accordance with the directions of our board of directors. Pursuant to the provisions of the Indian Banking Regulation Act, Deutsche Bank Trust Company Americas can only vote 10.0% of our equity shares. After taking into consideration the restriction of 10.0%, the effective outstanding voting rights at July 6, 2012 for Deutsche Bank Trust Company Americas were 10.0%, for the Life Insurance Corporation of India were 9.3% and for the General Insurance Corporation of India and other government-owned general insurance companies were 2.2%.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the Bombay Stock Exchange Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE and the NSE halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. The Indian securities markets experienced rapid appreciation during fiscal 2006 but underwent a sharp correction in May 2006. The markets experienced a recovery thereafter and the BSE Sensex reached an all time high of 20,873 on January 8, 2008 but subsequently experienced a sharp correction, with the BSE Sensex declining to 8,160 on March 9, 2009. In the 24 months since then, the equity markets had recovered with the BSE Sensex at 19,445 at March 31, 2011. However, the European debt crisis, volatile crude oil prices and concerns on growth in India have caused a decline in the domestic equity markets with the BSE Sensex at 17,404 at March 30, 2012. In recent years, there have been changes in laws and regulations regulating the taxation of dividend income, which have impacted the Indian equity capital markets. See also “Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

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

BUSINESS

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. We are the largest private sector bank in India and the second largest bank in India, in terms of total assets as of year-end fiscal 2012. Apart from banking products and services, we offer life and general insurance, asset management, securities brokering and private equity products and services through our specialized subsidiaries. Our total assets at year-end fiscal 2012 were Rs. 6,041.9 billion. Our consolidated capital and reserves at year-end fiscal 2012 was Rs. 612.8 billion. During fiscal 2012, we earned a net profit of Rs. 76.4 billion compared to Rs. 60.9 billion during fiscal 2011.

Our primary business consists of commercial banking operations for corporate and retail customers. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of third party investment products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, the internet and mobile phones. We had a network of 2,752 branches and 9,006 ATMs in India at March 31, 2012. We also offer agricultural and rural banking products.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin and Indian businesses as well as offering deposit products to the larger community. Our overseas branches and banking subsidiaries take deposits, raise borrowings and make loans primarily to Indian companies for their overseas operations as well as for their foreign currency requirements in India. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have subsidiaries in the United Kingdom, Canada and Russia, branches in Bahrain, Dubai International Financial Center, Hong Kong, Singapore, Sri Lanka, Qatar Financial Centre and the United States and representative offices in Bangladesh, China, Indonesia, Malaysia, South Africa, Thailand and the United Arab Emirates. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany. Our subsidiaries in the United Kingdom and Canada and our branches in Bahrain, Singapore and Hong Kong have the largest share of our international assets and liabilities.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts and interest rate and currency swaps. We take advantage of movements in markets to earn treasury income. Our overseas branches and subsidiaries also have investments in credit derivatives, bonds of non-India financial institutions and asset backed securities.

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company in India during fiscal 2012, with a market share of 5.9% based on new business written (on retail weighted received premium basis). ICICI Prudential Pension Funds Management Company Limited, a 100% subsidiary of ICICI Prudential Life Insurance Company, manages the pension assets of Indian citizens (other than the mandated pension funds of government employees) under the National Pension System. This pension scheme was launched by the Indian government in 2004 for all citizens on a voluntary basis, and has allowed professional fund managers to invest the scheme’s funds since 2008. ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2012, with a market share of 9.4% in gross written premium (excluding premium on the motor third party insurance pool). ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund Limited, which was among the top three mutual funds in India in terms of average funds under management during fiscal 2012. We cross-sell the products of our insurance and asset management subsidiaries and of other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc. that in turn has an operating subsidiary in the United States, ICICI Securities Inc., which is engaged in brokerage services. Our private equity fund management subsidiary, ICICI Venture Funds Management Company, manages funds that make private equity investments.

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

The Bank of Rajasthan, a listed Indian private sector bank, merged with ICICI Bank with effect from the close of business on August 12, 2010. At August 12, 2010, the Bank of Rajasthan had total assets of Rs. 156.0 billion, deposits of Rs. 134.8 billion, loans of Rs. 65.3 billion and investments of Rs. 71.0 billion. During fiscal 2010, it incurred a loss of Rs. 1.0 billion. The Bank of Rajasthan was also a sponsoring entity of a regional rural bank called the Mewar Anchalik Gramin Bank, with a holding of 35%. The Mewar Anchalik Gramin Bank had 58 branches with total deposits of Rs. 4.3 billion and total loans of Rs. 1.5 billion at year-end fiscal 2010. It made a profit of Rs. 21 million in fiscal 2010 but due to prior years losses had accumulated losses of Rs. 0.1 billion at year-end fiscal 2010.

Shareholding Structure and Relationship with the Government of India

The following table sets forth, at June 30, 2012, certain information regarding the ownership of our equity shares.

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
Government Controlled Shareholders:
Life Insurance Corporation of India	9.3%	107,085,699
General Insurance Corporation of India and government-owned general insurance companies	2.2	25,555,251
UTI and UTI Mutual Fund	1.2	13,833,591
Other government-controlled institutions, mutual funds, corporations and banks	0.2	2,527,370
Total government-controlled shareholders	12.9	149,001,911
Other Indian investors:
Individual domestic investors(1)(2)	5.8	67,269,415
Mutual funds and banks (other than government-controlled mutual funds and banks)	8.5	97,373,199
Bajaj Allianz Life Insurance Company Ltd.	1.3	15,182,926
SBI Life Insurance	1.2	14,033,470
Bajaj Holdings and Investment Ltd	1.1	12,176,817
Other Indian corporations and others	6.5	74,878,793
Total other Indian investors	24.4	280,914,620
Total Indian investors	37.3	429,916,531
Foreign investors:
Deutsche Bank Trust Company Americas, as depositary for ADS holders	27.4	315,785,482
Allamanda Investments Pvt. Limited(3)	2.1	23,900,576
Government of Singapore	1.7	19,463,133
Aberdeen Asset Managers Ltd A/c	1.6	18,080,000
Carmignac Gestion A\C Carmignac Patrimoine	1.5	17,792,910
Europacific Growth Fund	1.5	17,266,326
New Perspective Fund, Inc	1.2	13,879,000
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(1)(2)	25.7	296,790,336
Total foreign investors	62.7	722,957,763
Total	100.0	1,152,874,294

(1)	Executive officers and directors (including non-executive directors) as a group held about 0.08% of ICICI Bank’s equity shares at June 30, 2012.

(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.

(3)	A subsidiary of Temasek Holdings Private Limited, Singapore.

The holding of government-controlled shareholders was 12.9% at June 30, 2012 against 12.4% at June 30, 2011 and 14.2% at June 30, 2010. The holding of Life Insurance Corporation of India was 9.3% at June 30, 2012 against 9.2% at June 30, 2011, and 10.5% at June 30, 2010.

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

The holding of other Indian investors was 24.4% at June 30, 2012 against 22.1% at June 30, 2011 and 18.2% at June 30, 2010. The total holding of Indian investors was 37.3% at June 30, 2012 against 34.5% at June 30, 2011 and 32.4% at June 30, 2010. The holding of foreign investors was 62.7% at June 30, 2012 against 65.5% at June 30, 2011 and 67.6% at June 30, 2010. See “Supervision and Regulation—Reserve Bank of India Regulations—Ownership Restrictions”. Deutsche Bank Trust Company Americas holds the equity shares represented by 158 million American Depositary Receipts outstanding as depositary on behalf of the holders of the American Depositary Shares. The American Depositary Shares are listed on the New York Stock Exchange. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that Deutsche Bank Trust Company Americas (as depositary), which held approximately 27.4% of our equity shares at June 30, 2012 against 26.1% at June 30, 2011 and 28.9% at June 30, 2010 could only vote 10.0% of our equity shares, in accordance with the directions of our Board of Directors. See “Overview of the Indian Financial Sector—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act”. Except as stated above, no shareholder has differential voting rights.

Strategy

The key elements of our business strategy are to:

•	focus on opportunities for sustainable profitable growth by:

•	enhancing our retail and corporate franchise

•	maintaining the proportion of current and savings account and retail term deposits in our domestic deposit base;

•	building a rural banking franchise;

•	strengthening our insurance, asset management and securities businesses;

•	emphasize conservative risk management practices and enhance asset quality;

•	use technology for competitive advantage; and

•	attract and retain talented professionals.

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

In fiscal 2010, we focused on repositioning our balance sheet for the next phase of growth. We increased the proportion of current and savings account deposits; reduced the rate of growth of non-performing loans; continued to keep stringent control on operating expenses; and maintained a high level of capital adequacy, relative to the regulatory requirement. From fiscal 2011, we have focused on growing our loan book by capitalizing on selected credit segments such as mortgages, secured retail loans and project finance, mobilizing low cost current account and savings deposits, reducing credit costs, optimizing operating expenses and improving our customer service capabilities. We seek to adopt a balanced approach to growth, risk management and profitability.

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

Retail Lending Activities

Given India’s favorable demographics and the under-penetration of retail credit, we identified retail credit as a key opportunity over a decade ago. We capitalized on the retail opportunity by offering home loans, automobile loans, commercial business loans (including primarily commercial vehicle loans), personal loans, credit cards, loans against time deposits and loans against securities. We also funded dealers who sell automobiles, consumer durables and commercial vehicles. Our retail portfolio was Rs. 1,259.9 billion, constituting 46.4% of gross loans at year-end fiscal 2009. Due to the increase in interest rates, the tightening of liquidity, the increase in asset prices and challenges in collections, we reduced our disbursements of retail loans, especially unsecured loans, from fiscal 2009 and, as a result, the retail portfolio declined to Rs. 976.5 billion, constituting 42.1% of gross loans at year-end fiscal 2010, and thereafter increased marginally to Rs. 996.1 billion, constituting 37.7% of gross loans at year-end fiscal 2011. The retail portfolio increased to Rs. 1,114.0 billion constituting 37.0% of gross loans at year-end fiscal 2012, driven by growth in secured retail lending categories like automobile loans, commercial vehicle loans and mortgage loans. We believe that retail credit has a robust long-term growth potential due to rising income levels and the expansion of the middle class. We will continue to focus on secured retail products such as home loans, automobile loans and the commercial vehicle loans. We will selectively offer unsecured products such as personal loans and credit cards to our customers.

Our retail asset products are generally fixed rate products repayable in equated monthly installments other than our floating rate home loan portfolio, where any change in the benchmark rate to which the rate of interest on the loan is referenced is passed on to the borrower on the first day of the succeeding quarter or succeeding month, as applicable. Any decrease in the rate of interest payable on floating rate home loans is generally implemented by an acceleration of the repayment schedule, keeping the monthly installment amount unchanged. Any increase in the rate of interest payable on floating rate home loans is generally effected in the first instance by an extension of the repayment schedule, keeping the monthly installment amount unchanged, and based on certain criteria, by changing the monthly installment amount. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

The following table sets forth, at the dates indicated, the breakdown of our gross (net of write-offs) retail finance portfolio.

	At March 31,
	2010		2011		2012		2012	2012
	(Rs. in billions)						(% share)	(US$ in millions)
Home loans(1)	Rs.	619.8	Rs.	644.0	Rs.	733.5	65.9%	US$	14,414
Automobile loans		85.2		85.8		94.7	8.5		1,861
Commercial business loans		136.8		152.9		180.7	16.2		3,551
Others(2)		15.0		15.1		20.5	1.8		402
Total secured retail finance portfolio		856.8		897.8		1,029.4	92.4%		20,228
Personal loans		57.2		42.8		29.6	2.7		581
Credit card receivables		59.4		48.5		46.0	4.1		904
Others(3)		3.1		7.0		9.0	0.8		177
Total unsecured retail finance portfolio		119.7		98.3		84.6	7.6%		1,662
Total retail finance portfolio	Rs.	976.5	Rs.	996.1	Rs.	1,114.0	100.0%	US$	21,890

(1)	Includes developer financing of Rs. 95.2 billion at year-end fiscal 2012, Rs. 90.9 billion at year-end fiscal 2011 and Rs. 40.7 billion at year-end fiscal 2010.

(2)	Includes dealer financing of Rs. 7.5 billion at year-end fiscal 2012, Rs. 5.8 billion at year-end fiscal 2011 and Rs. 4.6 billion at year-end fiscal 2010.

(3)	Represents dealer financing portfolio.

Our unsecured retail portfolio primarily includes personal loans and loans against credit card receivables. Until fiscal 2009, we also offered small value unsecured loans to low income urban customers. These loans are uncollateralized and the recovery process of any outstanding amounts due is typically conducted through direct visits or calls to the borrowers, and the recovery experience in such cases is generally inferior to that in the secured products. Following the increase in interest rates, tightening liquidity, challenging macroeconomic environment and changes in regulations pertaining to the use of recovery agents by banks, we witnessed higher than anticipated losses in the unsecured retail portfolio. In fiscal 2009, we discontinued our small value personal loans product, which was composed of unsecured loans to low income customers. We also reduced incremental lending in personal loans and credit card issuances, resulting in a decline in the overall unsecured retail lending portfolio. Our personal loans typically range from Rs. 100,000 to Rs. 1,000,000 in size with tenors of 1-4 years and yields ranging from 14-18%. During fiscal 2012, ICICI Bank’s personal loans disbursements were about 2% of its total retail loan disbursements at Rs. 5.2 billion and its number of outstanding credit cards declined from approximately 3.4 million at year-end fiscal 2011  to about 2.8 million at year-end fiscal 2012.  At year-end fiscal  2012, our personal loans portfolio was Rs. 29.6 billion compared to Rs. 42.8 billion at year-end fiscal 2011.  The credit card receivables portfolio at year-end fiscal 2012 was Rs. 46.0 billion compared to Rs. 48.5 billion at year-end fiscal 2011. The proportion of unsecured retail loans in the total retail portfolio decreased from 12.3% at year-end fiscal 2010 to 9.9% at year-end fiscal 2011 and further to 7.6% at year-end fiscal 2012.

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

Our banking subsidiary in Canada offers residential mortgages in the local market. The mortgages are insured and primarily have federal-backed insurance. At year-end fiscal 2012, ICICI Bank Canada held residential mortgages amounting to CAD 1,675 million  as compared to CAD 1,171 million at year-end fiscal 2011. This includes mortgages of CAD 1,231 million at year-end fiscal 2012 and CAD 811 million at year-end fiscal 2011 securitized under the Canadian National Housing Act –Mortgage Backed Securities program. We also undertake retail lending activities to a very limited extent in certain of our other overseas branches and subsidiaries.

Lending to Small and Medium Enterprises

We have segmented offerings for the small and medium enterprise sector while adopting a cluster based financing approach to fund small enterprises that have a homogeneous profile such as engineering, information technology, transportation and logistics and pharmaceuticals. We also offer supply chain financing solutions to the channel partners of corporate clients and business loans (in the form of cash credit/overdraft/term loans) to meet the working capital needs of small businesses. We are also proactively reaching out to small and medium enterprises through various initiatives such as the small and medium enterprises toolkit — an online business and advisory resource for small and medium enterprises; and the “Emerging India Awards” — a small and medium enterprises recognition platform.

Retail Deposits

Our retail deposit products include time deposits and savings accounts deposits. We also offer targeted products to specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen, and have corporate salary account products. We offer current account (i.e., checking accounts for businesses) products to our small enterprises customers, who maintain balances with us. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2012, we had a debit card base in excess of 16 million cards.

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

Fee-Based Products and Services

Through our distribution network, we offer government of India savings bonds, insurance policies from ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, bullion and public offerings of equity shares and debt securities by Indian companies. We offer several card-based products such as credit cards, debit cards, prepaid cards, travel cards and commercial cards. We also offer a variety of mutual fund products from ICICI Prudential Asset Management Company and other select mutual funds. We levy services charges on deposit accounts.

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

We also offer commercial banking services such as cash management services (such as collection, payment and remittance services), escrow, trust and retention account facilities, online payment facilities, custodial services and tax collection services on behalf of the government of India and the governments of Indian states. At year-end fiscal 2012, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) were Rs. 1,450.2 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

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

Bullion

We deal in bullion and sell gold coins to retail customers.

Derivatives

We offer derivative products including interest rate swaps, currency swaps, options and currency futures. We provide market making in interest rate and currency derivatives in all G7 currencies.

Commercial Banking for Rural and Agricultural Customers

We believe that rural India is key to sustaining India’s current growth momentum and our rural banking strategy seeks to match the growing demand for financial services in rural areas. The Reserve Bank of India’s directed lending norms also require us to lend a portion of advances to the rural and agricultural sector. See also“—Loan Portfolio—Directed Lending”. We provide corporate banking products and services to corporate clients engaged in agriculture-linked businesses. We finance suppliers and vendors of corporations and medium enterprises engaged in agriculture-linked businesses. We have also strengthened our relationships with co-operatives that are constituted by farmers. We offer financial solutions to farmers, commodity traders and processors and to micro-finance institutions. As per the Reserve Bank of India requirements, we have formulated a Board-approved financial inclusion plan to facilitate the opening of basic deposit accounts in rural and unbanked areas. Rural banking presents significant challenges in terms of geographical coverage and high unit transaction costs. See also “Risk Factors—Risks Relating to Our Business—Entry into new businesses or expansions of existing businesses may expose us to increased risks that may adversely affect our business”.

Commercial Banking for International Customers

Our strategy for growth in international markets is based on leveraging home country links and technology for international expansion in selected international markets. Our international strategy is focused on building a retail deposit franchise in geographies where we have such licenses, meeting the foreign currency needs of our Indian corporate clients, taking select non-India trade finance exposures linked to imports to India, carrying out select local lending and achieving the status of the preferred non-resident Indian community bank in key markets. We also seek to build stable wholesale funding sources and strong syndication capabilities to support our corporate and investment banking business, and to expand private banking operations for India-centric asset classes.

We currently have subsidiaries in the United Kingdom, Canada and Russia, branches in Bahrain, Dubai International Finance Center, Hong Kong, Singapore, Sri Lanka, Qatar Financial Centre and the United States and representative offices in Bangladesh, China, Indonesia, Malaysia, South Africa, Thailand and the United Arab Emirates. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany.

Many of the commercial banking products that we offer through our overseas branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India. Some of the products and services that are unique to international customers are:

•
Remittance services:   Remittances into India have increased from U.S.$ 13.0 billion in fiscal 2001 to U.S.$ 66.0 billion in fiscal 2012, with India being the largest remittance receiving country in the world. We recognized the remittance opportunity early on in the decade and started offering a host of remittance services tailored to meet the needs of diverse customer segments. We have a market share of over 21% of the migrant remittances into India. To facilitate easy transfer of funds to India, we offer a suite of online as well as offline money transfer products. These products enable non-resident Indians to send money to any beneficiary in India with a wide choice of delivery channels like electronic transfers to accounts with over 80,000 bank branches.

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

Total assets (net of inter-office balances) of ICICI Bank’s overseas branches at year-end fiscal 2012 were Rs. 848.0 billion and total advances were Rs. 694.0 billion compared to total assets of Rs. 697.4 billion and total advances of Rs. 551.0 billion at year-end fiscal 2011. The increase in assets and advances of ICICI Bank’s overseas branches at year-end fiscal 2012 compared to year-end fiscal 2011 also reflects the depreciation of the rupee against the U.S. dollar by 14.3% during fiscal 2012. Our overseas branches are primarily funded by debt capital market borrowings and syndicated/bilateral loans. See also “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”.

Our subsidiaries in the United Kingdom and Canada are full service banks offering retail and corporate banking services. In the United Kingdom and Canada, our subsidiaries offer direct banking using the internet as the access channel.

At year-end fiscal 2012, ICICI Bank UK PLC had 13 branches, including one in Belgium and one in Germany, and assets including cash and liquid securities, loans and advances, bonds and notes of financial institutions, India-linked investments and asset backed securities. ICICI Bank UK made a net profit of U.S.$ 25 million during fiscal 2012, compared to U.S.$ 37 million during fiscal 2011. ICICI Bank UK PLC had total assets of U.S.$ 4.1 billion at year-end fiscal 2012, as compared to U.S.$ 6.4 billion at year-end fiscal 2011.

At year-end fiscal 2012, ICICI Bank Canada had nine branches and assets including cash and liquid securities, loans and advances, insured residential mortgages, asset backed securities and India-linked investments. ICICI Bank Canada made a net profit of CAD 34 million in fiscal 2012 as compared to CAD 32 million in fiscal 2011. ICICI Bank Canada had total assets of CAD 5.2 billion at year-end fiscal 2012, as compared to CAD 4.5 billion at year-end fiscal 2011.

At year-end fiscal 2012, ICICI Bank Eurasia Limited Liability Company had one branch and total assets of U.S.$ 300 million as compared to total assets of U.S.$ 324 million at year-end fiscal 2011. ICICI Bank Eurasia Limited Liability Company made a net profit of U.S.$ 4 million in fiscal 2012 as compared to U.S.$ 6 million in fiscal 2011. See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs” and “Risk Factors—Risks Relating to Our Business—We have experienced rapid international growth in earlier years, which has increased the complexity of the risks that we face”.

Delivery Channels

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers and the Internet. At year-end fiscal 2012, we had a network of 2,752 branches across several Indian states.

As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our branches must be located in semi-urban and rural areas. See also “Supervision and Regulation—Regulation Relating to the opening of Branches and Automated Teller Machines”. The following table sets forth the number of branches broken down by area at year-end fiscal 2012.

	At March 31, 2012
	Number of branches and extension counters	% of total
Metropolitan/urban	1,536	55.8%
Semi-urban/rural	1,216	44.2%
Total branches and extension counters	2,752	100.0%

At year-end fiscal 2012, we had 9,006 ATMs, of which 3,032 were located at our branches. We expect our branch network to become key points of customer acquisition and service. Accordingly, during fiscal 2011, we changed our organization structure to provide greater empowerment to our branches. The branch network is expected to serve as an integrated channel for deposit mobilization and selected retail asset origination. Through our website, www.icicibank.com, we offer our customers online access to account information, payment and fund transfer facilities and internet banking business for our corporate clients. We provide telephone banking services through our call centers. We also provide mobile banking services and plan to focus on further strengthening these delivery channels.

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

ICICI Bank engages in domestic investments and foreign exchange operations from a centralized trading floor in Mumbai. As part of our treasury activities, we also maintain proprietary trading portfolios in domestic debt and equity securities and in foreign currency assets. Our treasury manages our foreign currency exposures and the foreign exchange and risk hedging derivative products offered to our customers and engages in proprietary trading in currencies. Our investment and market risk policies are approved by the Board of Directors.

ICICI Bank’s domestic investment portfolio is classified into three categories — held to maturity, available-for-sale and held for trading. Investments are classified as held to maturity subject to the current regulation issued by the Reserve Bank of India. Investments acquired by us with the intention to trade by taking advantage of the short-term price/interest rate movements are classified as held for trading. The investments which do not fall in the above two categories are classified as available-for-sale. Investments under the held for trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a uni-directional movement in the market, the unsold securities should be shifted to the available-for-sale category. Under each category the investments are classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others. Investments classified under the held to maturity category are not marked to market and are carried at acquisition cost, unless the acquisition cost is more than the face value, in which case the premium is amortized over the period until maturity of such securities. At year-end fiscal 2012, 81% of ICICI Bank’s government securities portfolio was in the held to maturity category. The individual securities in the available-for-sale category are marked to market. Investments under this category are valued security-wise and depreciation/appreciation is aggregated for each classification. Net depreciation, if any, is provided for. Net appreciation, if any, is ignored. The individual securities in the held for trading category are accounted for in a similar manner as those in the available-for-sale category.

The following tables set forth, at the dates indicated, certain information related to our available-for-sale investments portfolio.

	At March 31, 2010
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	113,191	Rs.	1,917	Rs.	(2,219)	Rs.	112,889
Government securities		214,649		178		(277)		214,550
Other securities(1)		108,386		1,205		(1,679)		107,912
Total debt investments		436,226		3,300		(4,175)		435,351
Equity shares		26,100		5,739		(3,286)		28,553
Other investments(2)		57,593		3,320		(7,761)		53,152
Total	Rs.	519,919	Rs.	12,359	Rs.	(15,222)	Rs.	517,056

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2011
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	219,369	Rs.	2,795	Rs.	(3,444)	Rs.	218,720
Government securities		201,063		81		(1,018)		200,126
Other securities(1)		60,683		523		(495)		60,710
Total debt investments		481,115		3,399		(4,957)		479,556
Equity shares		24,849		4,230		(7,384)		21,695
Other investments(2)		73,889		2,641		(10,034)		66,497
Total	Rs.	579,853	Rs.	10,270	Rs.	(22,375)	Rs.	567,748

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2012
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	242,284	Rs.	3,741	Rs.	(3,265)	Rs.	242,760
Government securities		227,890		250		(381)		227,760
Other securities(1)		11,186		523		(88)		11,621
Total debt investments		481,360		4,514		(3,734)		482,141
Equity shares		29,646		5,626		(6,659)		28,613
Other investments(2)		69,512		2,029		(8,734)		62,808
Total	Rs.	580,518	Rs.	12,169	Rs.	(19,127)	Rs.	573,562

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

The investments in corporate debt securities increased from Rs. 219.4 billion at year-end fiscal 2011 to Rs. 242.3 billion at year-end fiscal 2012, primarily due to the purchase of corporate securities by ICICI Bank and ICICI Bank Canada, offset, in part, by a decrease in corporate debt securities held by ICICI Bank UK. The investments in “other securities” decreased from Rs. 60.7 billion at year-end fiscal 2011 to Rs. 11.2 billion at year-end fiscal 2012, primarily due to the decrease in investment in funded credit derivatives, pass through certificate securities, commercial papers and certificates of deposit.

Net unrealized gain on debt investments was Rs. 0.8 billion at year-end fiscal 2012 as compared to a net unrealized loss of Rs. 1.6 billion at year-end fiscal 2011, primarily due to net unrealized gain on corporate debt securities of Rs. 0.5 billion at year-end fiscal 2012 compared to net unrealized loss of Rs. 0.6 billion at year-end fiscal 2011. Net unrealized losses on government securities decreased from Rs. 0.9 billion at year-end fiscal 2011 to Rs. 0.1 billion at year-end fiscal 2012. Net unrealized losses decreased due to reduction in residual maturity of government securities. Net unrealized loss on equity securities decreased from Rs. 3.2 billion at year-end fiscal 2011 to Rs. 1.0 billion at year-end fiscal 2012. Net unrealized losses on other investments decreased from Rs. 7.4 billion at year-end fiscal 2011 to Rs. 6.7 billion at year-end fiscal 2012.

The following table sets forth, for the periods indicated, income from available-for-sale securities.

	Year ended March 31,
	2010		2011		2012		2012
	(in millions)
Interest	Rs.	20,048	Rs.	26,695	Rs.	30,688	US$	603
Dividend		2,160		960		5,866		115
Total	Rs.	22,208	Rs.	27,655	Rs.	36, 554	US$	718
Gross realized gain	Rs.	10,343	Rs.	8,037	Rs.	8,199	US$	161
Gross realized loss		(5,552)		(3,178)		(4,379)		(86)
Total	Rs.	4,791	Rs.	4,859	Rs.	3,820	US$	75

Interest and dividend income from our available-for-sale securities increased from Rs. 27.7 billion in fiscal 2011 to Rs. 36.6 billion in fiscal 2012 primarily due to an increase in yield on investments and higher dividends received on investments in mutual funds.

The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available-for-sale investments, and yields thereon. This maturity profile is based on repayment dates and does not reflect repricing dates of floating rate investments.

	At March 31, 2012
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Corporate debt securities	Rs.	35,020	9.6%	Rs.	88,390	9.4%	Rs.	51,159	10.2%	Rs.	67,715	9.2%
Government securities		176,377	5.3		19,895	8.0		30,427	8.6		1,191	8.5
Other securities		4,350	11.2		1,357	4.0		3,326	5.7		2,153	12.9
Total amortized cost of interest-earning securities(1)	Rs.	215,747	6.1%	Rs.	109,642	9.1%	Rs.	84,912	9.5%	Rs.	71,059	9.3%
Total fair value	Rs.	215,871		Rs.	109,441		Rs.	85,465		Rs.	71,364

(1)	Includes securities denominated in different currencies.

The amortized cost of our held to maturity portfolio amounted to Rs. 1,042.7 billion at year-end fiscal 2012, Rs. 690.4 billion at year-end fiscal 2011 and Rs. 643.7 billion at year-end fiscal 2010. The transactions of ICICI Bank with the Reserve Bank of India under the Liquidity Adjustment Facility were accounted for as borrowing and lending transactions at year-end fiscal 2012, while they were previously accounted for as purchase and sale transactions, resulting in an increase in the held to maturity portfolio by Rs. 168.0 billion at year-end fiscal 2012. The gross unrealized gain on the held to maturity portfolio was Rs. 0.7 billion at year-end fiscal 2012, Rs. 1.6 billion at year-end fiscal 2011 and Rs. 2.6 billion at year-end fiscal 2010. The gross unrealized loss on this portfolio was Rs. 27.1 billion at year-end fiscal 2012, Rs. 19.5 billion at year-end fiscal 2011 and Rs. 13.7 billion at year-end fiscal 2010. During these periods, unrealized gains decreased and unrealized losses increased as the yield on government securities increased. The yield on 10 year government of India securities increased from 7.82% at year-end fiscal 2010 to 7.99% at year-end fiscal 2011 and further to 8.57% at March 31, 2012.

The carrying value of investments in held-for-trading securities was Rs. 206.5 billion at year-end fiscal 2012, Rs. 252.4 billion at year-end fiscal 2011 and Rs. 192.4 billion at year-end fiscal 2010. Other debt securities primarily consist of  bonds and debentures,  certificates of deposit and commercial papers. Interest and dividend income on held-for-trading securities decreased from Rs. 17.5 billion in fiscal 2011 to Rs. 11.2 billion in fiscal 2012. Net realized and unrealized gain increased from Rs. 0.6 billion in fiscal 2011 to Rs. 1.5 billion in fiscal 2012.

We have limited investment in equity shares of Rs. 29.5 billion because the Reserve Bank of India restricts investments in equity securities by banks. See also “Supervision and Regulation—Reserve Bank of India Regulations—Regulations Relating to Investments and Capital Market Exposure Limits”.

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

See “Risk Management—Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk”.

Through our branches and banking subsidiaries outside India and our offshore banking unit in Mumbai, we have made investments in corporate and financial sector bonds and debt securities and mortgage and asset-backed securities outside India.

The following table sets forth, at the date indicated, investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries by region and the mark- to-market and realized losses thereon.

	At March 31, 2012
	Asset backed securities and funded credit derivatives (1)(2)		Bonds(2)		Others		Total		Mark-to- market gain/ (loss) in fiscal 2012	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2012	Mark-to- market gain/ (loss) at March 31, 2012
	Trading	Available- for-sale and held to maturity	Trading	Available- for-sale and held to maturity	Trading	Available- for-sale and held to maturity	Trading	Available- for-sale and held to maturity
	(Rs. in millions)
U.S.	-	826	-	2,816	-	-	-	3,642	44	(302)	(136)
Canada	692	410	1,618	23,975	-	-	2,310	24,385	(86)	(55)	(1,394)
Europe	-	11,604	-	2,332	-	2,543	-	16,479	969	67	(2,382)
India	753	731	-	25,705	-	-	753	26,436	78	(241)	(615)
Rest of Asia	-	-	-	2,588	-	-	-	2,588	148	(34)	(28)
Others	-	-	-	1,656	-	-	-	1,656	40	14	(16)
Total portfolio	1,445	13,571	1,618	59,073	-	2,543	3,063	75,186	1,193	(552)	(4,571)

(1)
Includes residential mortgage backed securities, commercial mortgage backed securities, other asset backed securities and collateralized loan obligations. Excludes unfunded credit derivative exposure of Rs. 11.0 billion.

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

Investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries decreased from Rs. 110.3 billion at year-end fiscal 2011 to Rs. 78.3 billion at year-end fiscal 2012. Investment in asset backed securities and funded credit derivatives portfolio decreased from Rs. 33.0 billion at year-end fiscal 2011 to Rs. 15.0 billion at year-end fiscal 2012, primarily due to redemption of funded credit derivatives. Our bond portfolio decreased from Rs. 75.0 billion at year-end fiscal 2011 to Rs. 60.7 billion at year-end fiscal 2012 primarily due to sales and the redemption of securities of our UK subsidiary, offset, in part, by an increase in the bond portfolio of ICICI Bank Canada. Our investments in Europe decreased from Rs. 20.0 billion at year-end fiscal 2011 to Rs. 16.5 billion at year-end fiscal 2012.

The mark-to-market loss on our investment portfolio were Rs. 4.6 billion at year-end fiscal 2012 as compared to Rs 5.5 billion at year-end fiscal 2011. The mark-to-market impact was a gain of Rs. 1.2 billion during fiscal 2012 as compared to a gain of Rs. 1.7 billion during fiscal 2011. The realized gain/loss and impairment loss was a net loss of Rs. 0.6 billion during fiscal 2012 as compared to a net gain of Rs. 0.6 billion during fiscal 2011.

The following table sets forth, a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
Category	2011		2012
	(in millions)
Bonds
Banks and financial institutions	Rs.	35,202	Rs.	16,548
Corporate		39,825		44,143
Total bonds		75,027		60,691
Asset backed securities and funded credit derivatives		33,025		15,016
Others(1)		2,274		2,543
Total	Rs.	110,326	Rs.	78,250

(1)	Includes investments in certificates of deposits.

Our investment in securities of banks and financial institutions is spread over a number of banks and of this the investment in the top ten banks accounts for approximately 66.5% of the total investment in banks and financial institutions at year-end fiscal 2012 as compared to approximately 58.0% at year-end fiscal 2011. Approximately 41.4% of our investment in securities of corporate entities is India-linked at year-end fiscal 2012 as compared to approximately 52.1% at year-end fiscal 2011.

Our total investment in asset backed securities represents less than 0.5% of our total assets at year-end fiscal 2012. The portfolio size of such securities was Rs. 15.0 billion and primarily comprised retail mortgage backed securities of Rs. 10.0 billion, collateralized loan obligations of small and medium enterprises of Rs. 1.6 billion, commercial mortgage backed securities of Rs. 0.4 billion, asset backed commercial paper of Rs. 0.7 billion and other asset backed securities of Rs. 0.8 billion. The retail mortgage backed securities portfolio consists primarily of UK residential mortgage backed securities backed by prime and buy-to-let mortgages. The asset backed commercial paper portfolio consists of investments made by ICICI Bank Canada in securities issued by securitization trusts. These trusts have in turn invested in various Canadian and United States assets. During the previous year, some of the asset backed commercial papers have been restructured into master asset vehicles. The size of the master asset vehicles portfolio on our books at year-end fiscal 2012 was Rs. 2.2 billion and these are classified as a part of the banks and financial institutions portfolio. No additions were made to the master asset vehicles portfolio during fiscal 2012.

At year-end fiscal 2012, the fair value of investments in the government securities held by our overseas branches and banking subsidiaries was Rs. 67.1 billion primarily in the United Kingdom and Canada.

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

ICICI Securities Limited

ICICI Securities Limited is engaged in equity underwriting and brokerage. ICICI Securities Limited has an online share trading portal called icicidirect.com. The primary objective of icicidirect.com is to enable individuals to make investments and offer a wide range of investment options by providing a seamless structure that integrates a customer’s bank account, demat account and trading account. The portal offers seamless access to the United States markets by tying up with a leading United States based broker. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has a subsidiary in the United States, ICICI Securities Inc., which is engaged in brokerage services. ICICI Securities Limited made a net profit of Rs. 0.8 billion in fiscal 2012 compared to Rs. 1.1 billion in fiscal 2011.

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities. In addition to this, it has underwriting, portfolio management services and placement of debt and money market operations. ICICI Securities Primary Dealership made a net profit of Rs. 0.9 billion in fiscal 2012 compared to a net profit of Rs. 0.5 billion in fiscal 2011. The revenues of the business are directly linked to conditions in the fixed income market.

Venture Capital and Private Equity

Our subsidiary ICICI Venture Funds Management Company Limited manages funds that provide venture capital funding to start-up companies and private equity to a range of companies. At year-end fiscal 2012, ICICI Venture managed or advised funds of approximately Rs. 104.4 billion. ICICI Venture made a net profit of Rs. 0.7 billion in both fiscal 2011 and fiscal 2012.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management. ICICI Prudential Asset Management is a joint venture with Prudential PLC of UK. We have approximately 51.0% interest in the entity. ICICI Prudential Asset Management also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management Company had quarterly average mutual fund assets under management of Rs. 687.2 billion at the end of fiscal 2012. ICICI Prudential Asset Management made a net profit of Rs. 0.9 billion during fiscal 2012 compared to a net profit of Rs. 0.7 billion in fiscal 2011.

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

ICICI Prudential Life Insurance Company made a net profit of Rs. 13.8 billion in fiscal 2012, compared to Rs. 8.1 billion in fiscal 2011, primarily on account of lower upfront expenses associated with lower new business as well as the continued income stream from business sold in prior years. On account of regulatory changes issued by the Insurance Regulatory and Development Authority with respect to unit-linked products, the Indian life insurance industry witnessed a significant shift in product mix towards conventional products in fiscal 2011 and fiscal 2012. Accordingly, the business mix of ICICI Prudential Life Insurance Company also changed with an increase in the proportion of retail non-linked conventional products in fiscal 2012 on an annualized premium equivalent basis. See also “Operating and Financial Review and Prospects—Segment Revenues and Assets—Life Insurance”. The new business annualized premium equivalent of ICICI Prudential Life Insurance Company decreased by 21.6% to Rs. 31.2 billion in fiscal 2012. Total premium decreased by 21.6% to Rs. 140.2 billion due to a decrease in premium on single premium product from Rs. 21.7 billion in fiscal 2011 to Rs. 8.0 billion in fiscal 2012 and decrease in first year premium on regular premium products from Rs. 52.7 billion in fiscal 2011 to Rs 36.4 billion in fiscal 2012. ICICI Prudential Life Insurance Company maintained its market leadership in the private sector with an overall market share of 5.9% based on retail weighted new business received premium in fiscal 2012.

ICICI Lombard General Insurance Company made a net loss of Rs. 4.2 billion in fiscal 2012 compared to net loss of Rs. 0.8 billion in fiscal 2011. In accordance with the Insurance Regulatory and Development Authority guidelines, from April 1, 2007 to March 3, 2012, ICICI Lombard General Insurance Company, together with all other general insurance companies, participated in the Indian Motor Third Party Insurance Pool (the “Pool”), administered by the General Insurance Corporation of India. The Pool is a multilateral arrangement for insurance with respect to third party claims against commercial vehicles, the costs of which are shared by all general insurance companies in proportion to their overall market share. Based on an analysis of Pool performance, the Insurance Regulatory and Development Authority instructed all general insurance companies to provide for losses on the Pool at a provisional loss ratio of 153.0% from fiscal 2008 through fiscal 2011 in the financial results for fiscal 2011 compared to the earlier loss ratio of 122.0-127.0%. Accordingly, ICICI Lombard General Insurance Company made an additional provision of Rs. 2.7 billion during fiscal 2011. Further, in fiscal 2011, the Insurance Regulatory and Development Authority announced an increase in the rates of premium applicable to the motor third party insurance business by 68.5% effective from April 25, 2011.

In fiscal 2012, the Insurance Regulatory and Development Authority directed the dismantling of the Pool and advised the general insurance companies to recognize the Pool liabilities using the loss ratios estimated by the General Actuaries Department of the United Kingdom; i.e., 159.0%, 188.0%, 200.0%, 213.0% and 145.0% respectively for underwriting years fiscal 2008 to fiscal 2012. Further, the Insurance Regulatory and Development Authority directed all insurers that liability related to the Pool for fiscal 2008 and fiscal 2009 be accounted for and recognized in full in fiscal 2012. With respect to liabilities pertaining to fiscal 2010 to fiscal 2012, the liabilities could be recognized in fiscal 2012, although general insurance companies were also provided with the option to recognize the liability over a three year period. ICICI Lombard General Insurance Company recognized the additional liabilities of the Pool from fiscal 2008 to fiscal 2012 in fiscal 2012, and therefore, the loss after tax of ICICI Lombard General Insurance Company for fiscal 2012 includes the impact of additional Pool losses of Rs. 6.9 billion.

The Insurance Regulatory and Development Authority ordered the dismantling of the Pool with effect from March 31, 2012 and set up a framework for the Indian Motor Third Party Declined Risk Insurance Pool (the “Declined Risk Pool”) for commercial vehicles. The Declined Risk Pool is effective from April 1, 2012. Under Declined Risk Pool approach, insurers will cede to the Declined Risk Pool only the policies that they would not consider underwriting themselves. Insurers have been instructed to underwrite motor pool policies to the minimum extent of the sum of 50% of their share in total gross premium and 50% share in total motor premium. Any shortfall against this requirement will be allocated to the insurers from the Declined Risk Pool. Additionally, as compared to the earlier Pool approach of ceding all third party premiums (including those related to comprehensive policies), under the Declined Risk Pool framework, only specific third party insurance premiums will be pooled. Accordingly, under this approach, the size of the Pool is expected to decline substantially and the allocation of losses to individual insurers will be based on their ability to meet the mandated targets. The Insurance Regulatory and Development Authority increased the premium of motor third party liability coverage paid by customers effective April 1, 2012 in order to give effect to the higher loss ratios.

ICICI Lombard General Insurance Company’s gross written premium (excluding its share of the motor third party insurance pool) increased by 21.5% from Rs. 44.1 billion in fiscal 2011 to Rs. 53.6 billion in fiscal 2012 primarily due to the growth in the motor insurance business and health insurance business. ICICI Lombard General Insurance Company was the largest private general insurer with a market share of about 9.4% in gross written premium (excluding premium on the motor third party insurance pool) among all general insurance companies in fiscal 2012.

ICICI Bank earns commissions and fees from these subsidiaries as their distributor for sales of life and general insurance products.

Funding

Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Since the amalgamation of ICICI with ICICI Bank, the primary source of domestic funding has been deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings and domestic or overseas bond offerings pursuant to specific regulatory approvals. Because ICICI was not allowed to raise banking deposits as a financial institution, its primary sources of funding prior to the amalgamation were retail bonds and rupee borrowings from a wide range of institutional investors. ICICI also raised funds through foreign currency borrowings from commercial banks and other multilateral institutions like the Asian Development Bank and the World Bank, which were guaranteed by the government of India. With regard to these guarantees by the government of India for purposes of obtaining foreign currency borrowings, the government of India has, in its letter dated May 31, 2007, instructed us to take steps to either repay or prepay such foreign currency borrowings for which a guarantee has been provided by the government of India or to substitute the guarantees provided by the government of India with other acceptable guarantees. At year-end fiscal 2012, the total outstanding loans/bonds of ICICI Bank that are guaranteed by the government of India were Rs. 16.4 billion, constituting approximately 1.2% of the total borrowings of ICICI Bank at that date.

Our overseas branches are primarily funded by debt capital market borrowings and syndicated/bilateral loans. See also “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”. Our subsidiaries in the United Kingdom and Canada fund themselves primarily through retail deposits.

Our deposits were 46.7% of our total liabilities at year-end fiscal 2012 compared to 48.5% of our total liabilities at year-end fiscal 2011. Our borrowings, including preference shares issued by us, were 26.7% of our total liabilities at year-end fiscal 2012 compared to 23.6% of our total liabilities at year-end fiscal 2011. Our deposits increased by 8.8% from Rs. 2,591.1 billion at year-end fiscal 2011 to Rs. 2,819.5 billion at year-end fiscal 2012. Our borrowings (including redeemable non-cumulative preference shares and subordinated debt) increased from Rs. 1,258.4 billion at year-end fiscal 2011 to Rs. 1,613.0 billion at year-end fiscal 2012 primarily due to increase in overseas borrowings of ICICI Bank and borrowings under Liquidity Adjustment Facility with the Reserve Bank of India. The transactions with the Reserve Bank of India under Liquidity Adjustment Facility were accounted for as borrowings and lending transactions at March 31, 2012, while these transactions were earlier accounted for as sale and purchase transactions.

The following table sets forth, at the dates indicated, the composition of deposits by type of deposit.

	At March 31,
	2010			2011			2012
	Amount		% of total	Amount		% of total	Amount		% of total
	(in billions, except percentages)
Current account deposits	Rs.	315.5	13.0%	Rs.	354.7	13.7%	Rs.	358.7	12.7%
Savings deposits		622.2	25.8		732.7	28.3		829.1	29.4
Time deposits		1,478.0	61.2		1,503.7	58.0		1,631.7	57.9
Total deposits	Rs.	2,415.7	100.0%	Rs.	2,591.1	100.0%	Rs.	2,819.5	100.0%

The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

	Year ended March 31, (1)
	2010			2011			2012
	Amount		Cost(2)	Amount		Cost(2)	Amount		Amount		Cost(2)
	(in billions, except percentages)
Interest-bearing deposits:
Savings deposits	Rs.	554.4	2.8%	Rs.	648.0	3.2%	Rs.	732.1	US$	14	3.7%
Time deposits		1,656.6	7.3		1,531.8	6.1		1,647.8		33	7.6
Non-interest-bearing deposits:
Other demand deposits		194.6	—		234.4	—		254.3		5	—
Total deposits	Rs.	2,404.6	5.6%	Rs.	2,414.2	4.7%	Rs.	2,634.2	US$	52	5.8%

(1)
For fiscal 2010 and fiscal 2011, the average balances are based on daily average balances outstanding for ICICI Bank, except for the averages of foreign branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that fiscal year for subsidiaries. For fiscal 2012, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on a fortnightly basis.

(2)	Represents interest expense divided by the average balances.

Our average deposits in fiscal 2012 were Rs. 2,634.2 billion at an average cost of 5.8% compared to average deposits of Rs. 2,414.2 billion at an average cost of 4.7% in fiscal 2011. Our average time deposits in fiscal 2012 were Rs. 1,647.8 billion at an average cost of 7.6% compared to average time deposits of Rs. 1,531.8 billion at an average cost of 6.1% in fiscal 2011. The cost of new time deposits began increasing from the second half of fiscal 2011 and the full impact of this increase was reflected in fiscal 2012. The average cost of savings deposits increased from 3.2% in fiscal 2011 to 3.7% in fiscal 2012, primarily due to an increase in the savings deposits rate from 3.5% to 4.0% effective May 3, 2011 as per the Reserve Bank of India guidelines. Our savings deposits include Hi-Save retail savings deposits accepted by ICICI Bank UK. See also “Operating and Financial Review and Prospects—Financial Condition—Deposits”.

The following table sets forth, at the date indicated, the contractual maturity profile of deposits by type of deposit.

	At March 31, 2012
	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits	Rs.	829,071	Rs.	–	Rs.	–	Rs.	829,071
Time deposits		1,279,276		282,886		69,577		1,631,739
Non-interest-bearing deposits:
Other demand deposits		358,695		–		–		358,695
Total deposits	Rs.	2,467,042	Rs.	282,886	Rs.	69,577	Rs.	2,819,505

1.	Savings and other demand deposits are payable on demand and classified in ‘Up to one year’ bucket.

The following table sets forth, for the periods indicated, average outstanding rupee borrowings and the percentage composition by category of borrowing. The average cost (interest expense divided by average balances) for each category of borrowings is provided in the footnotes.

	At March 31,(1)
	2010			2011			2012
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Statutory liquidity ratio bonds(2)	Rs.	10,311	1.6%	Rs.	6,343	1.0%	Rs.	2,810	US$	55	0.5%
Borrowings from Indian government(3)		909	0.1		527	0.1		162		3	0.0
Other borrowings(4),(5)		615,208	98.3		618,306	98.9		580,570		11,408	99.5
Total	Rs.	626,428	100.0%	Rs.	625,176	100%	Rs.	583,542	US$	11,467	100.0%

(1)
For fiscal 2010 and 2011, the average balances are based on daily average balances outstanding for ICICI Bank, except for the averages of foreign branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that fiscal year for subsidiaries. For fiscal 2012, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on a fortnightly basis.

(2)	With an average cost of 11.6% in fiscal 2010, 11.7% in fiscal 2011 and 11.6% in fiscal 2012.

(3)	With an average cost of 12.3% in fiscal 2010, 12.2% in fiscal 2011 and 12.6% in fiscal 2012.

(4)	With an average cost of 7.1% in fiscal 2010, 8.7% in fiscal 2011 and 11.0% in fiscal 2012.

(5)	Includes publicly and privately placed bonds, borrowings from institutions, inter-bank overnight borrowings and inter-corporate deposits.

The following table sets forth, at the date indicated, the maturity profile of our rupee term deposits of Rs. 10 million or more.

	At March 31,
	2011		2012				% of total deposits
	(in millions, except percentages)
Less than three months	Rs.	255,801	Rs.	256,751	US$	5,045	9.1%
Above three months and less than six months		126,847		192,366		3,780	6.8
Above six months and less than 12 months		268,092		331,092		6,506	11.7
More than 12 months		94,459		46,994		923	1.7
Total deposits of Rs. 10 million and more	Rs.	745,199	Rs.	827,203	US$	16,254	29.3%

Rupee term deposits of Rs. 10 million or more increased from Rs. 745.2 billion at year-end fiscal 2011 to Rs. 827.2 billion at year-end fiscal 2012.

The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings, which consist of borrowings from government-owned companies and inter-bank borrowings.

	At March 31, (1)
	2010		2011		2012
	(in millions, except percentages)
Year-end balance	Rs.	103,302	Rs.	88,015	Rs.	277,587
Average balance during the year (2)		132,352		144,882		194,147
Maximum quarter-end balance		217,208		103,693		277,587
Average interest rate during the year (3)		6.7%		8.6%		9.1%
Average interest rate at year-end (4)		5.8%		8.6%		9.5%

(1)
For fiscal 2010 and 2011, short-term borrowings include borrowings in the call market and repurchase agreements. For fiscal 2012, short-term borrowings include borrowings in the call market, repurchase agreements and transactions by ICICI Bank with the Reserve Bank of India under the Liquidity Adjustment Facility.

(2)
For fiscal 2010, the average balance is the average of quarterly balances at the end of March of the previous fiscal year and June, September, December and March of that fiscal year. For fiscal 2011, the average balances are the sum of the daily average balances outstanding for ICICI Bank and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that fiscal year for subsidiaries and other consolidated entities. For fiscal 2012, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on a fortnightly basis.

(3)	Represents the ratio of interest expense on short-term borrowings to the average of quarterly balances of short-term borrowings.

(4)	Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

Our short term rupee borrowings increased from Rs. 88.0 billion at year-end fiscal 2011 to Rs. 277.6 billion at year-end fiscal 2012 primarily due to short-term borrowings from the Reserve Bank of India under Liquidity Adjustment Facility. The transactions with the Reserve Bank of India under Liquidity Adjustment Facility were accounted for as borrowings and lending transactions at March 31, 2012, while these transactions were earlier accounted as sales and purchase transactions.

The following table sets forth, for the periods indicated, the average outstanding volume of foreign currency borrowings based on average balances by source and the percentage composition by source. The average cost (interest expense divided by average balances) for each source of borrowings is provided in the footnotes.

	For year ended March 31, (1)
	2010			2011			2012
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Bond borrowings (2)	Rs.	361,470	53.0%	Rs.	321,199	47.0%	Rs.	398,613	US$	7,833	45.2%
Other borrowings (3)		320,924	47.0		356,901	53.0		483,515		9,501	54.8
Total	Rs.	682,394	100.0%	Rs.	678,100	100.0%	Rs.	882,128	US$	17,334	100%

(1)
For fiscal 2010 and 2011, the average balances are based on daily average balances outstanding for ICICI Bank, except for the averages of foreign branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March that fiscal year for subsidiaries. For fiscal 2012, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank, which are calculated on a fortnightly basis.

(2)	With an average cost of 5.2% in fiscal 2010, 5.7% in fiscal 2011 and 5.6% in fiscal 2012.

(3)	With an average cost of 2.7% in fiscal 2010, 2.0% in fiscal 2011 and 2.3% in fiscal 2012.

At year-end fiscal 2012, the outstanding capital instruments raised by us were Rs. 397.1 billion. The outstanding capital instruments include debt that is classified either as Tier I or Tier II capital in calculating the capital adequacy ratio in accordance with the Reserve Bank of India’s regulations on capital adequacy. See also “Supervision and Regulation—Reserve Bank of India Regulations”.

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

The key principles underlying the risk management framework at ICICI Bank are as follows:

•	The Board of Directors has oversight of all the risks assumed by the Bank.

•	Specific committees of the Board have been constituted to facilitate focused oversight of various risks. For a discussion of these and other committees, see “Management”.

•
The Risk Committee reviews risk management policies in relation to various risks (including portfolio, liquidity, interest rate, operational, investment policies and strategy and regulatory and compliance issues in relation thereto), key risk indicators and risk profile templates (covering areas including credit risk, interest rate risk, liquidity risk, foreign exchange risk and operational risk) and the limits framework, including stress test limits for various risks. The Risk Committee also assesses our capital adequacy position, based on the risk profile of our balance sheet and reviews the implementation status of capital regulations.

•
The Credit Committee reviews the credit quality of the major portfolios developments in key industrial sectors and exposure to these sectors and exposures to large borrower accounts in addition to approving certain exposures as per the credit approval authorization policy approved by the Board of Directors.

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

The risk management framework forms the basis for developing consistent risk principles across the Bank, and its overseas banking subsidiaries.

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

The credit risk is governed by the Credit and Recovery Policy or credit policy approved by the Board of Directors. The Credit and Recovery Policy outlines the type of products that can be offered, customer categories, the targeted customer profile and the credit approval process and limits. ICICI Bank measures, monitors and manages credit risk at an individual borrower level and at the portfolio level, for non-retail borrowers. It has a structured and standardized credit approval process, which includes a well-established procedure of comprehensive credit appraisal. The Country Risk Management Policy addresses the recognition, measurement, monitoring and reporting of country risk.

Credit Approval Authorities

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

The Bank has established several levels of credit approval authorities for its corporate banking activities - the Credit Committee, the Committee of Executive Directors, the Committee of Senior Management, the Committee of Executives and Regional Committees. For certain exposures to small and medium enterprises and rural and agricultural loans under programs, separate forums have been established for approval. These forums sanction programs formulated through  a cluster-based approach wherein a lending program is implemented for a homogeneous group of individuals or business entities that comply with certain norms. To be eligible for funding under the programs, borrowers need to meet the stipulated credit norms and obtain a minimum score on the scoring model. ICICI Bank has incorporated control norms, borrower approval norms and review triggers in all such programs.

Retail credit facilities are required to comply with approved product policies. All products policies are approved by the Committee of Executive Directors. The individual credit proposals are evaluated and approved by individual officers/forums on the basis of the product policies.

Credit Risk Assessment for Corporate and Project Finance Exposures

All credit proposals other than retail products, program lending, score card-based lending to small and medium enterprises and agri-businesses and certain other specified products are rated internally by Credit Risk Management Group, prior to approval by the appropriate forum.

The Credit Risk Management Group rates proposals, carries out industry analysis, tracks the quality of the credit portfolio and reports periodically to the Credit Committee and the Risk Committee. For non-retail exposures, the Credit Middle Office Group verifies adherence to the terms of the approval prior to the commitment and disbursement of credit facilities. The Bank also manages credit risk through various limit structures, which are in line with the Reserve Bank of India’s prudential guidelines. The Bank has set up various exposure limits, including the single borrower exposure limit, the group borrower exposure limit, the industry exposure limit, the unsecured exposure limit, the long tenor exposure limit and limits on exposure to sensitive sectors such as capital markets, non-banking finance companies and real estate. Rating based limits on incremental sanctions have also been put in place.

ICICI Bank has an established credit analysis procedure leading to appropriate identification of credit risk both at the individual borrower and the portfolio level. Appropriate appraisal and credit rating methodologies have been established for various types of products and businesses. Internal credit rating practices have been internalized in the Bank and are actively used for decision making over the entire credit process in the corporate portfolio. The methodology involves assessment of quantitative and qualitative parameters. For example, for any large corporate, the rating methodology entails a comprehensive evaluation of the industry, borrower’s business position in the industry (benchmarking), financial position and projections, quality of management, impact of projects being undertaken by the borrower and structure of the transaction. The credit rating process has been certified as being compliant with ISO 9001:2008 quality management system requirements.

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

After conducting an analysis of a specific borrower’s risk, the Credit Risk Management Group assigns a credit rating to the borrower. ICICI Bank has a scale of twelve ratings ranging from AAA to B and short-term ratings from S1 to S8. A borrower’s credit rating is a critical input for the credit approval process. The borrower’s credit rating and the default pattern corresponding to that credit rating, forms an important input in the risk-based pricing framework of the Bank. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the Credit Risk Management Group before being submitted for approval to the appropriate approval authority. The approval process for non-fund facilities is similar to that for fund-based facilities. The credit rating for every borrower is reviewed periodically. The Bank also reviews the ratings of all its borrowers in a particular industry upon the occurrence of any significant event impacting that industry.

On the Bank’s current rating scale, ratings of below BBB- (i.e., BB, B, 5 and 6 ratings) are considered to be relatively high-risk categories. The current credit policy of the Bank does not expressly provide a minimum rating required for a borrower to be considered for a loan. All corporate loan proposals with an internal rating of below BBB- are sent to our Credit Committee for its approval, which is constituted with a majority of non-executive directors.

The following table sets forth a description of our internal rating grades linked to the likelihood of loss:

Grade	Definition
(I) Investment grade	Entities/obligations are judged to offer moderate to high safety with regard to timely payment of financial obligations.
AAA, AA+, AA, AA-, S1-S4, 1, 2A-C	Entities/obligations are judged to offer high safety with regard to timely payment of financial obligations.
A+, A, A-, S5-S7, 3A-C	Entities/obligations are judged to offer an adequate degree of safety with regard to timely payment of financial obligations.
BBB+, BBB and BBB-, S8, 4A-C	Entities/obligations are judged to offer moderate safety with regard to timely payment of financial obligations.
(II) Below investment grade (BB and B, 5, 6)	Entities/obligations are judged to carry inadequate safety with regard to timely payment of financial obligations.

At year-end fiscal 2012, our net non-investment grade loans constituted about 10% of our total net loans.

Working capital loans are generally approved for a period of 12 months. At the end of the 12 month validity period, ICICI Bank reviews the loan arrangement and the credit rating of the borrower. On completion of this review, a decision is made whether to renew the working capital loan arrangement.

Assessment of Project Finance Exposures

ICICI Bank has a framework for the appraisal and execution of project finance transactions. ICICI Bank believes that this framework creates optimal risk identification, allocation and mitigation and helps minimize residual risk.

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

Assessment of Corporate Finance Exposures

As part of the corporate loan approval procedures, ICICI Bank carries out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements and temporary imbalances in liquidity. ICICI Bank’s funding of long-term core working capital requirements is assessed on the basis, among other things, of the borrower’s present and proposed level of inventory and receivables. In case of corporate loans for other funding requirements, ICICI Bank undertakes a detailed review of those requirements and an analysis of cash flows. A substantial portion of ICICI Bank’s corporate finance loans are secured by a lien over appropriate assets of the borrower. Corporate finance loans are typically secured by a first charge on fixed assets, which normally consist of property, plant and equipment. We may also take as security a pledge of financial assets, such as marketable securities, and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsors’ shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding.

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

Assessment of Working Capital Finance Exposures

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

Risk Monitoring of Corporate and Project Finance Exposures

We ensure effective monitoring of credit facilities through a risk-based asset review framework under which the frequency of asset review is higher for cases with higher outstanding balances and/or lower credit ratings. For corporate, small enterprises and agri-business related borrowers, the Credit Middle Office Group verifies adherence to the terms of the credit approval prior to the commitment and disbursement of credit facilities.

The Credit Middle Office Group monitors compliance with the terms and conditions for credit facilities prior to disbursement. It also reviews the completeness of documentation, creation of security and insurance policies for assets financed.

Borrower accounts are generally reviewed at least once a year.

Credit Risk Assessment Procedures for Retail Loans

Independent groups and sub-groups have been constituted across ICICI Bank to facilitate the independent evaluation, monitoring and reporting of risks. These control groups function independently of the business groups. The sourcing and approval of retail credit exposures are segregated to achieve this independence. The Credit Risk Management Group, Retail Strategy and Policy Group and credit teams are assigned complementary roles to facilitate effective credit risk management.

The Credit Risk Management Group oversees the credit risk issues for retail assets including the vetting of all credit policies/operating notes proposed for approval by the board or forums authorized by the board. The Credit Risk Management Group is involved in portfolio monitoring of all retail assets and in suggesting and implementing policy changes. Independent units within retail banking, focus on customer-segment specific strategies, policy formulation, portfolio tracking and monitoring, analytics, score card development and database management. The credit team, which is independent from the business unit, oversees the underwriting function and is organized geographically to support the retail sales and service structure.

The Bank’s credit officers evaluate credit proposals on the basis of operating notes approved by the Committee of Executive Directors and risk assessment criteria defined by the Credit Risk Management Group.

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

Credit Risk Assessment Procedures for Small Enterprises Loans

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

Credit Risk Assessment procedures for Rural and Agricultural Loans

The rural and agricultural loan portfolio is composed of corporations in the rural sector, small and medium enterprises in the rural sector, dealers and vendors linked to these entities and loans to farmers. ICICI Bank seeks to adopt appropriate risk assessment methodologies for each of the segments. For corporations, borrower risk is evaluated by analyzing the industry risk, the borrower’s market position, financial performance, cash flow adequacy and the quality of management. The credit risk of dealers, vendors and farmers is evaluated by analyzing the base credit quality of the borrowers or the pool and also the linkages between the borrowers and the companies to which the dealers, vendors or farmers are supplying their produce. We attempt to enhance the credit quality of the pool of dealers, vendors and farmers by strengthening the structure of the transaction.

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

Market Risk Management Procedures

Market risk policies include the Investment Policy, the Asset Liability Management Policy and the Derivative Policy. The policies are approved by the Board of Directors. The Asset Liability Management Committee stipulates liquidity and interest rate risk limits, monitors adherence to limits and determines the strategy in light of the current and expected environment. The framework for implementing strategy is articulated in the Asset Liability Management Policy. The Investment Policy addresses issues related to investments in various trading products. The policies are designed to ensure that operations in the securities and foreign exchange and derivatives areas are conducted in accordance with sound and acceptable business practices and are as per current regulatory guidelines, laws governing transactions in financial securities and the financial environment. The policies contain the limit structures that govern transactions in financial instruments. The Board has authorized the Asset Liability Management Committee and Committee of Executive Directors (Borrowing, Treasury and Investment Operations) to grant certain approvals related to treasury activities, within the broad parameters laid down by policies approved by the Board.

The Asset Liability Management Committee meets periodically and reviews the positions in domestic trading groups, overseas branches and banking subsidiaries, interest rate and liquidity gap positions on the banking book, sets deposit and benchmark lending rates, reviews the business profile and its impact on asset liability management and determines the asset liability management strategy, as deemed fit, in light of the current and expected business environment.

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

Interest Rate Risk

Our core business is deposit taking, borrowing and lending in both Indian rupees and foreign currencies as permitted by the Reserve Bank of India. These activities expose us to interest rate risk.

Our balance sheet consists of Indian rupee and foreign currency assets and liabilities, with a predominantly higher proportion of rupee-denominated assets and liabilities. Thus, movements in Indian interest rates are our main source of interest rate risk.

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

Our primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. We usually borrow for a fixed period with a one-time repayment on maturity, with some borrowings having European call/put options, exercisable only on specified dates, attached to them. However, we have a mix of floating and fixed interest rate assets. Our loans are generally repaid gradually, with principal repayments being made over the life of the loan. Our housing loans at year-end fiscal 2012 were primarily floating rate loans where any change in the benchmark rate with reference to which these loans are priced, is generally passed on to the borrower on the first day of the succeeding quarter or succeeding month, as applicable. Since January 1, 2004, we have used a single benchmark prime lending rate structure for all loans other than specific categories of loans advised by the Indian Banks’ Association. Effective July 1, 2010, as required by the Reserve Bank of India, our new loans are priced with reference to a base rate, called the ICICI Bank Base Rate. The Asset Liability Management Committee sets the ICICI Bank Base Rate based on the cost of funds, cost of operations, credit charge and likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for fresh approvals and renewal of rupee facilities is linked to the ICICI Bank Base Rate. The lending rates comprise the ICICI Bank Base Rate, term premium and transaction-specific credit and other charges. As specified by the Reserve Bank of India, the lending rates for loans and advances are not permitted to be lower than the ICICI Bank Base Rate with the exception of certain categories of loans specified by the Reserve Bank of India from time to time. As prescribed in the guidelines an option has been given to the existing borrowers for migration to the base rate mechanism. Existing loans, other than cases where the borrower migrates to base rate, continue to be linked to a benchmark as stipulated in the existing loan agreements. We generally seek to eliminate interest rate risk on undisbursed commitments by fixing interest rates on rupee loans at the time of loan disbursement. Pursuant to regulatory reserve requirements, we maintain a large part of our assets in government of India securities and in interest-free balances with the Reserve Bank of India, which are funded mainly by wholesale deposits and borrowings. This exposes us to the risk of differential movement in the yield earned on statutory reserves and the related funding cost.

Almost all our foreign currency loans are floating rate loans. These loans are generally funded with floating rate foreign currency funds in the case of our overseas branches. We generally convert all our foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. Our overseas subsidiaries in the UK and Canada have fixed rate retail term deposits as their funding sources, which reprice slowly, compared to their assets.

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

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2012(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Loans, net	Rs.	2,344,646	Rs.	423,906	Rs.	152,702	Rs.	2,921,254
Investments		608,783		442,305		1,347,553		2,398,641
Other assets(2)		171,010		7,178		491,906		670,094
Total assets		3,124,439		873,389		1,992,161		5,989,989
Stockholers’ equity and preference share capital		-		-		612,765		612,765
Borrowings		960,555		317,541		334,870		1,612,966
Deposits		2,185,384		469,400		164,721		2,819,505
Other liabilities		-		-		996,678		996,678
Total liabilities		3,145,939		786,941		2,109,034		6,041,914
Total gap before risk management positions		(21,500)		86,448		(116,873)		(51,925)
Off-balance sheet positions(3)		(202,199)		295,561		(70,979)		22,383
Total gap after risk management positions	Rs.	(223,699)	Rs.	382,009	Rs.	(187,852)	Rs.	(29,542)

(1)
Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on Asset Liability Management Guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items that neither re-price nor have a defined maturity are included in the ‘greater than five years ‘category. This includes investments in the nature of equity, cash and cash equivalents and miscellaneous assets and liabilities. Fixed assets (other than leased assets) have been excluded from the above table.

(2)	The categorization for these items is different from that reported in the financial statements.

(3)	Off- balance sheet positions comprise derivatives, including foreign exchange forward contacts.

The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2012
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Loans	Rs.	535,188	Rs.	1,548,471	Rs.	2,083,659

The following table sets forth, using the balance sheet at year-end fiscal 2012 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2013, assuming a parallel shift in the yield curve at year-end fiscal 2012.

	At March 31, 2012
	Change in interest rates (in basis points)
		(100)		(50)		50		100
	(in millions)
Rupee portfolio	Rs.	(2,538)	Rs.	(1,269)	Rs.	1,269	Rs.	2,538
Foreign currency portfolio		(1,180)		(590)		590		1,180
Total	Rs.	(3,718)	Rs.	(1,859)	Rs.	1,859	Rs.	3,718

Based on our asset and liability position at year-end fiscal 2012, the sensitivity model shows that net interest income from the banking book for fiscal 2013 would rise by Rs. 3.7 billion if interest rates increased by 100 basis points during fiscal 2013. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal 2013, net interest income for fiscal 2013 would fall by an equivalent amount of Rs. 3.7 billion. Based on our asset and liability position at year-end fiscal 2011, the sensitivity model showed that net interest income from the banking book for fiscal 2012 would rise by Rs. 1.7 billion if interest rates increased by 100 basis points during fiscal 2012. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points during fiscal 2012, net interest income for fiscal 2011 would fall by an equivalent amount of Rs. 1.7 billion.

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

The following table sets forth, using the fixed income portfolio at year-end fiscal 2012 as the base, one possible prediction of the impact of changes in interest rates on the value of our rupee fixed income held for trading portfolio for fiscal 2012, assuming a parallel shift in yield curve.

	At March 31, 2012
	Change in interest rates (in basis points)
	Portfolio Size			(100)		(50)		50		100
	(in millions)
Government of India securities	Rs.	47,193	Rs.	308	Rs.	154	Rs.	(154)	Rs.	(308)
Corporate debt securities		153,121		961		481		(481)		(961)
Total	Rs.	200,314	Rs.	1,269	Rs.	635	Rs.	(635)	Rs.	(1,269)

At year-end fiscal 2012, the total value of our rupee fixed income trading portfolio was Rs. 200.3 billion. The sensitivity model shows that if interest rates increase by 100 basis points during fiscal 2013, the value of this portfolio would fall by Rs. 1.3 billion. Conversely, if interest rates fall by 100 basis points during fiscal 2013, the value of this portfolio would rise by Rs. 1.3 billion. At year-end fiscal 2011, the total value of our rupee fixed income trading portfolio was Rs. 148.3 billion. The sensitivity model showed that if interest rates increased by 100 basis points during fiscal 2012, the value of this portfolio would fall by Rs. 1.6 billion. Conversely, if interest rates fell by 100 basis points during fiscal 2012, the value of this portfolio would rise by Rs. 1.6 billion.

At year-end fiscal 2012, the total outstanding notional principal amount of our trading interest rate derivatives portfolio was Rs. 3,500.9 billion compared to Rs. 4,575.0 billion at year-end fiscal 2011. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would rise by Rs. 3.1 billion. At year-end fiscal 2012, the total outstanding notional principal amount of our trading currency derivatives (options and cross currency interest rate swaps) portfolio was Rs. 1,207.2 billion compared to Rs. 1,284.8 billion at year-end fiscal 2011. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this cross currency interest rate swaps portfolio would fall by Rs. 1.0 billion.

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2012, we had a total equity investment portfolio of Rs. 29.5 billion, primarily comprising Rs. 10.9 billion of investments by the Bank and Rs. 15.3 billion of investments by our insurance subsidiaries. The equity investments by the Bank include the equity portfolio of our proprietary trading group amounting to Rs. 1.5 billion and other equity investments amounting to Rs. 9.4 billion. These other equity investments are primarily unlisted and long-term in nature. We also invest in private equity and venture capital funds, primarily those managed by our subsidiary ICICI Venture Funds Management Company. These funds invest in equity and equity linked instruments. Our investments through these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are also subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury”.

The risk in the equity portfolio of the proprietary trading group, which manages the equity trading book of the Bank, is controlled through a Value-at-Risk (VaR) approach and stop loss limits, as stipulated in the investment policy. VaR measures the statistical risk of loss from a trading position, given a specified confidence level and a defined time horizon. The VaR is calculated using a 99% confidence level and a holding period of one day.

We compute VaR based on factor sensitivities and volatility multipliers. The following table sets forth the high, low, average and period-end VaR and hypothetical daily profit/loss, computed on the assumption of no intra-day trading, and using this VaR model for the equity portfolio of the proprietary trading group of the Bank for fiscal 2012:

	High	Low	Average	Rs. in million At March 30, 2012

Value-at-Risk	291.3	26.6	101.3	49.7
Hypothetical daily profit/(loss)	304.6	(219.5)	(7.9)	33.2

We monitor the effectiveness of this VaR model by regularly back-testing its performance. Statistically, we would expect to see losses in excess of VaR only 1% of the time over a one-year period. In fiscal 2012, we experienced hypothetical losses (assuming no intra-day trading) exceeding the VaR estimates on 21 days. The hypothetical losses exceeding the VaR estimates were a result of the assumptions we made in estimating the volatility multipliers.

To improve the accuracy of our VaR measure, we began to additionally monitor VaR using a Historical Simulation model beginning on February 10, 2012. The Bank tested the performance of the Historical Simulation model for the proprietary trading group’s equity portfolio for various dates between September 19, 2011 and February 9, 2012. On all the dates the Historical Simulation model was tested, the VaR calculated using the Historical Simulation model was higher than the VaR computed using the previous model. During this period, hypothetical losses exceeded the VaR computed using the previous model on 15 days but exceeded the VaR calculated using the Historical Simulation model on 3 days.

The Bank decided to start using the Historical Simulation model to measure the VaR for the equity portfolio of the equity trading group because of its superior performance. However, to ensure a gradual transition to the new model, the Bank currently monitors VaR using both VaR models and takes the higher of the two numbers for VaR limit monitoring purposes.

The following table sets forth a comparison of the VaR calculated using the previous model and the new Historical Simulation model for the period between February 10, 2012 and March 30, 2012:

	High	Low	Average	Rs. in million At March 30, 2012

VaR (previous model)	77.6	42.5	58.7	49.7
VaR (Historical Simulation model)	158.1	100.1	130.2	121.9

While VaR is an important tool for measuring market risk under normal market conditions, it has inherent limitations that should be taken into account, including its inability to accurately predict future losses when extreme events are affecting the markets, because it is based on the assumption that historical market data is indicative of future market performance. Moreover, different VaR calculation methods use different assumptions and hence may produce different results, and computing VaR at the close of the business day would exclude intra-day risk. There is also a general possibility that the VaR model may not fully capture all the risks present in the portfolio.

Exchange Rate Risk

The Bank offers foreign currency hedge instruments like swaps, forwards, and currency options to clients, which are primarily banks and corporate customers. The Bank actively uses cross currency swaps, forwards, and options to hedge against exchange risks arising out of these transactions and for foreign currency loans that are originated in currencies different from the currencies of borrowings supporting them. Some of these transactions may not meet the hedge accounting requirements and are subject to mark to market. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating daily and cumulative stop-loss limits, and engaging in exception reporting.

The Reserve Bank of India has permitted banks to offer foreign currency-rupee options by banks for hedging foreign currency exposures including hedging of balance sheet exposures to the users. The Bank has been offering such products primarily to corporate clients and other inter-bank counterparties and is one of the largest participants in the currency options market accounting for a significant share of daily trading volume in India. All the options are maintained within the limits specified in the Investment Policy. The foreign exchange rate risk is monitored through the net overnight open position limit approved by the Reserve Bank of India.

Derivative Instruments Risk

The Bank enters into interest rate and currency derivative transactions for the purpose of hedging interest rate and foreign exchange mismatches and also engage in trading of derivative instruments on its own account.

The Bank offers various derivative products, including options and swaps, to clients for their risk management purposes. The Bank generally does not carry market risk on client derivative positions as the Bank covers its  positions in the inter-bank market. Profits or losses on account of currency movements on these transactions are borne by the clients. The derivative transactions are subject to counterparty risk to the extent particular obligors are unable to make payment on contracts when due. During fiscal 2009, due to high exchange rate volatility as a result of the financial crisis, a number of clients experienced significant mark-to-market losses in derivative transactions. On maturity or premature termination of the derivative contracts, these mark-to-market losses became receivables owed to the Bank. Some clients did not pay their derivatives contract obligations to the Bank in a timely manner and, in some instances, clients filed lawsuits to avoid payment of derivatives contract obligations entirely. In other instances, at the request of clients, the Bank converted overdue amounts owed to the Bank into loans and advances.

In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivative contract receivables overdue for 90 days or more as non-performing assets. Pursuant to these guidelines, the Bank reverses derivative contracts receivables in its income statement when they are overdue for 90 days or more. After reversal, any expected recovery is accounted for only on actual receipt of payment.

As per Reserve Bank of India guidelines issued in August 2011, for a derivative contract where a crystallized receivable is overdue for more than 90 days, in addition to reversing crystallized receivable through the profit and loss account, any other positive mark-to-market on derivative contracts for such customer is also required to be reversed through the profit and loss account. Further, if any credit facility is overdue for more than 90 days, any crystallized receivable and positive mark-to-market on derivative contracts for such customer is also required to be reversed through the profit and loss account. The guidelines also disallow netting of receivables and payables from/to the same counterparty.

The Bank pursues a variety of recovery strategies to collect receivables owed in connection with derivative contracts. These strategies include, among other approaches, set-offs against any other payables to the same client, negotiated settlements, rescheduling of obligations, the exercise of rights against collateral (if available) and legal redress. The Bank selects collection strategies and makes assessments of collectability based on all available financial information about a client account as well as economic and legal factors that may affect its recovery efforts.

At year-end fiscal 2012, The Bank had exposure to credit derivatives at its domestic operations, overseas branches and banking subsidiaries.

Credit Spread Risk

Credit spread risk arises out of investments in fixed income securities and credit derivatives. Hence, volatility in the level of credit spreads would impact the value of these portfolios held by the Bank. The Bank closely monitors its portfolio and risk is monitored by setting investment limits, reference entity exposure limits, rating-wise limits, single issuer limit, maturity limits and stipulating daily and cumulative stop-loss limits.

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

The Bank manages liquidity risk in accordance with its Asset Liability Management Policy. This policy is framed as per the current regulatory guidelines and is approved by the Board of Directors. The Asset Liability Management Policy is reviewed periodically to incorporate changes as required by regulatory stipulation or to realign the policy with changes in the economic landscape. The Asset Liability Management Committee of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the Asset Liability Management Policy. The Asset Liability Management Committee comprises whole-time directors (including Chief Financial Officer), Presidents, Senior General Managers in charge of Risk and Treasury and Deputy Chief Financial Officer and heads of business groups. The Risk Committee of the Board, a Board Committee, has oversight of the Asset Liability Management Committee.

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

The Bank has diverse sources of liquidity to allow for flexibility in meeting funding requirements. For the domestic operations, current accounts and savings deposits payable on demand form a significant part of the Bank’s funding and the Bank is implementing its strategy to sustain and grow this segment of deposits along with retail term deposits. These deposits are augmented by wholesale deposits, borrowings and through the issuance of bonds and subordinated debt from time to time. Loan maturities and sale of investments also provide liquidity. The Bank holds unencumbered, high quality liquid assets and has certain mitigating measures to protect against stress conditions.

For domestic operations, the Bank also has the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. To limit the reliance on such volatile funding, the Asset Liability Management Policy stipulates limits for borrowing and lending in the inter-bank market. The Bank also has access to refinancing facilities extended by the Reserve Bank of India and other financial institutions against refinance eligible assets.

For its overseas branches , the Bank also has a well-defined borrowing program. In order to maximize borrowings at a reasonable cost through its branches, liquidity in different markets and currencies is targeted. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings, inter-bank bilateral loans and deposits, including structured deposits. The Bank also raises refinance from other banks against the buyers credit and other trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. The Bank also mobilizes retail deposit liabilities, in accordance with the regulatory framework in place in the respective host country.

We maintain prudential levels of liquid assets in the form of cash, balances with the central bank and government securities, money market and other fixed income securities. At year-end fiscal 2012, as stipulated by the regulator, banks in India are required to maintain their statutory liquidity ratio at a level of 24% of net demand and time liabilities in India and their cash reserve ratio at a level of 4.75% of net demand and time liabilities in India. The Bank generally holds additional securities over and above the stipulated level.

Further, the Bank has a board approved liquidity stress testing framework, under which the Bank estimates its liquidity position under a range of stress scenarios, considering possible measures that the Bank could take to mitigate the outflows under each scenario. These scenarios cover bank specific and market-wide stress situations and have been separately designed for the domestic and international operations of the Bank. Each scenario included in the stress-testing framework covers a time horizon of 28 days. The stress-testing framework measures the impact on profit due to liquidity outflows for each scenario, considering possible measures that the Bank could take to mitigate the stress. The impact on profits is subject to a stress tolerance limit specified by the Board of Directors. The results of liquidity stress testing are reported to the Asset Liability Management Committee on a monthly basis. During fiscal 2012, the results of each of the stress scenarios were within the Board-prescribed limits.

The Risk Committee of the Board has further approved a Liquidity Contingency Plan, which lays down a framework for ongoing monitoring of potential liquidity contingencies and an action plan to meet such contingencies. The Liquidity Contingency Plan lays down several liquidity indicators, which are monitored on a weekly basis and defines the protocol and responsibilities of various teams in the event of a liquidity contingency.

Similar frameworks to manage liquidity risk have been established at each of the overseas banking subsidiaries of the Bank addressing the risks they run and host country regulatory requirements as applicable. Our subsidiaries in United Kingdom and Canada continue to be funded primarily out of term deposits, which are of tenors of one year and above and raised from their respective local markets. Our subsidiary in the United Kingdom offers an Internet-based online savings deposit product to depositors. The total amount of such deposits at year-end fiscal 2012 was U.S.$ 598 million. These deposits are payable on demand. At March 31, 2012, these deposits were classified as outflow in the less than eight days liquidity bucket. We deploy these funds in a portfolio of short-term money market placements and marketable securities. We may face liquidity risk in case of high volumes of deposit withdrawals.

See also “Operating and Financial Review and Prospects—Liquidity Risk”.

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

The management of operational risk is governed by the Operational Risk Management Policy approved by the Board of Directors. The policy is applicable across the Bank including overseas branches, ensuring a clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk and helping the business and operation groups units to improve internal controls.  Operational risk can result from a variety of factors, including failure to obtain proper internal authorizations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors. Operational risk is sought to be mitigated by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back-up procedures and undertaking regular contingency planning.

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

Operational Controls and Procedures in Regional Processing Centers and Central Processing Center

The Bank has 49 regional processing centers located at various cities across the country. These regional processing centers engage in activities like processing clearing checks and inter-branch transactions, outstation check collections, and engage in back-office activities for account opening, renewal of deposits and salary transaction processing of corporations. There are currency chests located at 35 locations in various cities across India, which cater to the cash requirements of branches and ATMs.

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

Operational Controls and Procedures in Treasury

The Bank has put in place a comprehensive internal control structure with respect to its treasury operations. The control measures include the segregation of duties between treasury front-office and treasury middle office, automated control procedures, continuous monitoring procedures through detailed reporting statements, and a well defined code of conduct for dealers. The Bank has also set up limits in respect of treasury operations including deal-wise limits and product-wise limits. In order to mitigate the potential mis-selling risks, if any, a labeling policy has been implemented. Similarly in order to mitigate potential contractual risks, if any, negotiations for deals are recorded on a voice recording system. All key processes in treasury operations are documented and approved by the Bank’s Product and Process Approval Committee. Some of the control measures include deal validation, independent confirmation, documentation, limits monitoring, treasury accounting, settlement, reconciliation and regulatory compliance. Middle office group reviews the unconfirmed, unsettled deals if any, on a regular basis and follows up for timely confirmation or settlement. There is a mechanism of escalation to senior management in case of delays in settlement or confirmation beyond a time period. In addition to the above, concurrent and internal audits are also there in respect of treasury operations. The control structure in our treasury operations is designed to minimize errors, prevent potential frauds and provide early-warning signals.

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

Operational Controls and Procedures for Commercial Banking

Commercial banking products and services are offered through identified commercial and retail branches, which are spread across all major business centers throughout the country. The commercial branches are led by senior branch heads, who are experienced commercial bankers. The transactions initiated at the mega branches are processed by independent and centralized operation units responsible for the execution of trade finance, cash management and general banking transactions.

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

Anti-Money Laundering Controls

The Bank has implemented the Know Your Customer /Anti Money Laundering /Combating of Financing of Terrorism guidelines issued under the rules promulgated under Prevention of Money Laundering Act, 2002 and guidelines issued by the Reserve Bank of India from time to time.

The Bank’s implementation of these guidelines includes formulation of an Anti-money Laundering Policy with the approval of the board of directors of the Bank which also covers the overseas branches/subsidiaries; oversight by the Audit Committee on the implementation of the Anti-Money Laundering framework; appointment of a senior level officer as Money Laundering Reporting Officer who has the day-to-day responsibility for implementation of the anti-money laundering framework; implementation of adequate Know Your Customer procedures based on risk categorization of customer segments, screening of names of customers with negative lists issued by the regulators and customer risk categorization for classifying the customers into high, medium and low risk segments; risk-based transaction monitoring and regulatory reporting procedures through automated applications; and appropriate mechanisms to train employees and to create customer awareness on this subject.

 The Know Your Customer procedures are based on basic due diligence for low risk customers, enhanced due diligence for high risk customers and simplified due diligence for small deposit accounts in terms of the Reserve Bank of India guidelines.

The Bank also adheres to the anti-money laundering requirements as specified by the regulators of respective geographies. The Bank’s anti-money laundering framework is subject to audit by the Internal Audit Department and their observations are periodically reported to the Audit Committee.

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

Risk Management Framework for International Operations

ICICI Bank has adopted a risk management framework for its international banking operations, including overseas branches and offshore banking unit. Under the framework, the Bank’s credit, investment, asset liability management and anti-money laundering policies apply to all the overseas branches and offshore banking units, with modifications to meet local regulatory or business requirements. These modifications may be made with the approval of our Board of Directors or the committees designated by the Board of Directors. The Board of Directors/designated committee of the Board approve their respective risk management policies, based on applicable laws and regulations as well as the Bank corporate governance and risk management framework. Policies at the overseas banking subsidiaries are approved by Board of Directors of the respective subsidiaries and are framed in consultation with the related groups in the Bank. The Compliance Group plays an oversight role in respect of regulatory compliance at the overseas branches and offshore banking units. Compliance risk assessment along with the key risk indicators pertaining to our domestic and international banking operations are presented to the Risk Committee of our Board of Directors on a periodic basis. Management of regulatory compliance risk is considered as an integral component of the governance framework at the Bank and its subsidiaries along with the internal control and enterprise-wide risk management frameworks. We have therefore adopted an appropriate framework for compliance, by formulating the Group Compliance Policy, which is approved by the Board of Directors and is reviewed from time to time. The Group Compliance Policy outlines a framework for identification and evaluation of the significant compliance risks, on a consolidated basis, in order to assess how these risks might affect our safety and soundness.

Risk Management in Key Subsidiaries

ICICI Bank UK

ICICI Bank UK is primarily exposed to credit risk, market risk (including interest and liquidity risks), operational risk, and compliance and reputation risk. ICICI Bank UK has developed a risk management framework to ensure that the key risks are identified, understood, measured and monitored and that the policies and procedures established to measure and monitor these risks are adhered to.

The board of directors of ICICI Bank UK is responsible for oversight and control of the functioning of ICICI Bank UK and approves all major policies and procedures. The board is assisted by its sub-committees, the Audit Committee, Governance Committee, Risk Committee, and Credit Committee which have been constituted to facilitate focused oversight on various risks. Policies approved from time to time by the board/or the board’s committees form the governing framework for each type of risk. Business activities are undertaken within this policy framework.

All credit-risk related issues are governed by ICICI Bank UK’s Credit Risk Management Policy. ICICI Bank UK takes a two tier approach to assessment of credit risk – first review by the commercial officer proposing the transaction followed by a credit officer’s independent assessment of the same. Credit risk is also managed at the portfolio level by monitoring the key parameters of risk concentration such as industry, exposures, country exposures, rating category based exposures, product specific exposures and large exposures. ICICI Bank UK has board approved policies for managing market risk such as its treasury policy manual, trading book policy statement, valuation and model validation policy. For monitoring and managing market risk, it uses various risk metrics, including the duration of equity, price value basis of one basis point, change in interest rate, price value of one basis point change in credit spread and stop loss limits.  Based on the risk appetite of ICICI Bank UK, limits are placed on the risk metrics which are monitored on a periodic basis. The management of operational risk is governed by the Operational Risk Management Policy approved by the Risk Committee. Operational risk elements covered in the Operational Risk Management Policy include operational incident management, techniques for risk identification and measurement, monitoring through key risk indicators and risk mitigation techniques.

ICICI Bank Canada

ICICI Bank Canada is primarily exposed to credit risk, market risk (including interest and liquidity risks), operational risk, and compliance and reputation risk. ICICI Bank Canada has developed a risk management framework to ensure that the risks are identified, measured and monitored effectively. The framework also requires the establishment of policies and procedures to monitor and mitigate the risks.

The board of directors of ICICI Bank Canada has oversight on all risks assumed by ICICI Bank Canada. The board has established committees and assigned specific mandates to the committees for providing oversight for the various risks facing it. The policies approved by the board create the governing framework for managing various risks facing it. Business activities are undertaken within this policy framework.

The Risk Committee of the board has delegated the responsibility for credit risk management to the Management Credit Committee within the broad parameters and limits laid down in the Credit and Recovery Policy. The Management Credit Committee approves credit proposals before recommending them to Risk Committee, manages the credit risk on a portfolio basis and reviews asset quality and portfolio quality on a monthly basis.

The Risk Committee has delegated responsibility for market-risk management to the Asset Liability Committee within the broad parameters and limits laid down in the Market Risk Management Policy. The Asset Liability Committee reviews matters pertaining to Investment and Treasury operations and the implementation of risk mitigation measures and recommends major policy changes governing treasury activities to Risk Committee.  Asset

Liability Committee reviews adherence to market-risk requirements of Office of the Superintendant of Financial Institutions (Canada’s banking regulator), internal control guidelines and limits.

The Management Committee is responsible for managing operational risks in the day-to-day operations of ICICI Bank Canada. The Management Committee reviews the Operational Risk Management implementation and operational risk profiles on a monthly basis.

ICICI Securities Primary Dealership

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

ICICI Prudential Life Insurance Company

The risk governance structure of ICICI Prudential Life Insurance Company consists of the Board, Board Risk Management Committee, Executive Risk Committee and its sub committees. The Board Risk Management Committee comprises non-executive directors. The board, on recommendation of Board Risk Management Committee, has approved various risk policies such as board market risk policy, board credit risk policy, board liquidity risk policy, board insurance risk policy, board operational risk policy, board reinsurance risk policy, board underwriting risk policy and board outsourcing risk policy.

The risk policies set out the governance structure for risk management in ICICI Prudential Life Insurance Company. The Executive Risk Committee, chaired by the Chief Actuary of ICICI Prudential Life Insurance Company, is responsible for assisting the board and the Board Risk Management Committee in their risk management duties and, in particular, is responsible for the approval of all new products launched by ICICI Prudential Life Insurance Company.

The Investment Risk Committee assists the Executive Risk Committee in identification, measurement, monitoring and control of market, liquidity and credit risks. This includes asset liability management through regular monitoring of the equity backing ratios and asset liability duration mismatch. ICICI Prudential Life Insurance Company has a liquidity contingency plan in place. The Insurance Risk Committee assists the Executive Risk Committee in identification, measurement, monitoring and control of insurance risks such as persistency, mortality, morbidity and expense risks.

The Operational Risk Committee assists the Executive Risk Committee in identification, measurement, monitoring and control of operational risks such as risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Outsourcing Committee reports to the Executive Risk Committee on management of outsourcing risk such as risk due to using the services of a third party to perform activities on a continuous basis that would have been normally undertaken by ICICI Prudential Life Insurance Company.

The risk management model of ICICI Prudential Life Insurance Company comprises a four stage continuous cycle, namely identification and assessment, measurement, monitoring and control of risks. ICICI Prudential Life Insurance Company’s risk policies detail the strategy and procedures adopted to follow the risk management cycle at the enterprise level. A risk report detailing the key risk exposures faced by ICICI Prudential Life Insurance Company and mitigation measures is placed before the Board Risk Management Committee on a periodic basis.

ICICI Lombard General Insurance Company

ICICI Lombard General Insurance Company is principally exposed to risks arising out of the nature of business underwritten and credit risk on its investment portfolio as well as the credit risk it carries on its reinsurers. In respect of business risk, ICICI Lombard General Insurance seeks to diversify its insurance portfolio across product classes, industry sectors and geographical regions. ICICI Lombard General Insurance focuses on achieving a balance between the corporate and retail portfolio mix to achieve favorable claim ratio and risk diversification. ICICI Lombard General Insurance has a risk retention and reinsurance policy whereby tolerance levels are set on as per risk and on a per event basis. ICICI Lombard General Insurance also has the ability to limit its risk exposure by way of re-insurance arrangements. Investments of the company are governed by the investment policy approved by its board of directors within the norms stipulated by the Insurance Regulatory and Development Authority. The Investment Committee oversees the implementation of this policy and reviews it periodically. Exposure to any single entity is restricted to 5.0% of the portfolio and to any industry to 10.0% of the portfolio. Investments in debt instruments are restricted to instruments with a domestic credit rating of AA or higher.

Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including the Managing Director and Chief Executive Officer and the Executive Director and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act as of March 31, 2012.

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

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act). Our internal control system has been designed to provide reasonable assurance regarding the reliability of financial reporting and preparation and fair presentation of published financial statements and net income and stockholders’ equity reconciliation statements, in accordance with respective applicable Generally Accepted Accounting Principles.

Management maintains an internal control system intended to ensure that financial reporting provides reasonable assurance that transactions are executed in accordance with the authorizations of management and directors, assets are safeguarded and financial records are reliable.

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

Management assessed the effectiveness of internal control over financial reporting as of March 31, 2012 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on the assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2012. Effectiveness of our internal control over financial reporting as of March 31, 2012 has been audited by KPMG, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Loan Portfolio

Our gross loan portfolio was Rs. 3,008.2 billion at year-end fiscal 2012, an increase of 13.8% over the gross loan portfolio of Rs. 2,643.6 billion at year-end fiscal 2011. In fiscal 2011, the gross loan portfolio increased by 13.9% to Rs. 2,643.6 billion at year-end fiscal 2011 from Rs. 2,321.4 billion at year-end fiscal 2010. At year-end fiscal 2012, approximately 64.9% of our gross loans were rupee loans.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated, our gross (net of write off) rupee and foreign currency loans by business category.

	At March 31,
	2008		2009		2010		2011		2012		2012
	(in millions)
Consumer loans and credit card receivables(1)	Rs.	1,408,271	Rs.	1,228,337	Rs.	954,245	Rs.	910,952	Rs.	1,040,975	US$	20,389
Rupee		1,365,595		1,181,368		923,831		888,953		946,778		18,538
Foreign currency		42,676		46,969		30,414		21,999		94,197		1,851

	At March 31,
	2008		2009		2010		2011		2012		2012
	(in millions)
Commercial (2)		1,147,276		1,486,380		1,367,175		1,732,675		1,967,210		38,723
Rupee		475,796		587,644		565,990		853,920		1,006,863		19,852
Foreign currency		671,480		898,736		801,185		878,755		960,347		18,871
Leasing and related activities(3)		329		175		17		7		–		–
Rupee		329		175		17		7		–		–
Foreign currency		–		–		–				–		–
Gross loans		2,555,876		2,714,892		2,321,437		2,643,634		3,008,185		59,111
Rupee		1,841,720		1,769,187		1,489,838		1,742,880		1,953,641		38,389
Foreign currency		714,156		945,705		831,599		900,754		1,054,544		20,722
Total gross loans		2,555,876		2,714,892		2,321,437		2,643,634		3,008,185		59,111
Allowance for loan losses		(41,859)		(53,587)		(63,656)		(83,441)		(86,931)		(1,708)
Net loans	Rs.	2,514,017	Rs.	2,661,305	Rs.	2,257,781	Rs.	2,560,193	Rs.	2,921,254	US$	57,403

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(2)	Includes builder financing and dealer financing.

(3)	Leasing and related activities includes leasing and hire purchase.

Our gross consumer loans and credit card receivables increased to Rs. 1,041.0 billion, constituting 34.6% of our gross loans at year-end fiscal 2012 from Rs. 911.0 billion, constituting 34.5% of our gross loans at year-end fiscal 2011. Our gross foreign currency loans increased from Rs. 900.8 billion, constituting 34.1% of our total gross loans at year-end fiscal 2011 to Rs. 1,054.5 billion, constituting 35.1% of our total gross loans at year-end fiscal 2012. Our gross foreign currency loans, in rupee terms, increased by 17.1% at year-end fiscal 2012 compared to year-end fiscal 2011. Net advances of the overseas branches of ICICI Bank (including our offshore banking unit) increased in U.S. dollar terms by 9.7% from U.S.$ 12.4 billion at year-end fiscal 2011 to U.S.$ 13.6 billion at year-end fiscal 2012. In rupee terms, net advances of overseas branches (including our offshore banking unit) increased by 26.0% from Rs. 551.0 billion at year-end fiscal 2011 to Rs. 694.0 billion at year-end fiscal 2012. Net advances of overseas banking subsidiaries decreased in U.S. dollar terms by 12.0% from U.S.$ 7.5 billion at year-end fiscal 2011 to U.S.$ 6.6 billion at year-end fiscal 2012. However, in rupee terms, net advances increased marginally by 1.5% from Rs. 332.8 billion at year-end fiscal 2011 to Rs. 337.7 billion at year-end fiscal 2012 due to rupee depreciation. See also “Operating and Financial Review and Prospects—Financial Condition—Advances”.

Consumer loans and credit card receivables in foreign currency increased from Rs. 22.0 billion at year-end fiscal 2011 to Rs. 94.2 billion at year-end fiscal 2012 primarily due to recognition of securitized insured mortgage portfolio of earlier years on adoption of International Financial Reporting Standards by ICICI Bank Canada in April 2011.

At year-end fiscal 2012, we did not have outstanding cross-border loans (defined as loans made to borrowers outside of India) exceeding 1.0% of our assets in any country except Canada, which were between approximately 2.0% and 2.5% of our assets. We had outstanding cross-border loans to U.S. borrowers amounting to between 0.25% and 0.50% of our assets.

Collateral — Completion, Perfection and Enforcement

Our loan portfolio largely consists of loans to retail customers, including home loans, automobile loans, commercial business loans, personal loans and credit card receivables, project and corporate finance and working capital loans to corporate borrowers and agricultural financing. In general, other than personal loans, credit card receivables and some forms of corporate and agricultural financing, which are unsecured, we stipulate that the loans should be over-collateralized at the time of Loan Origination. However, it should be noted that obstacles within the Indian legal system can create delays in enforcing collateral—see “Risk Factors—Risks Relating to Our Business—If we are not

able to control the level of non-performing assets in our portfolio, our business will suffer”. In India, there are no regulations stipulating loan-to-collateral limits, except in the case of home loans. The Reserve Bank of India has capped the loan-to-value ratio at 90% for home loans up to Rs. 2.5 million and at 80% for home loans above Rs. 2.5 million.

Secured consumer loan portfolio

Secured consumer loans for the purchase of assets, such as mortgage loans and automobile loans are secured by the assets being financed (predominantly property and vehicles).

Depending on the type of borrower and the asset being financed, the borrower may also be required to contribute towards the cost of the asset. Accordingly, the security value is generally higher than the loan amount at the date of loan origination.

For other secured consumer loans, such as loans against property and property overdrafts, we generally require collateral of 125% of the loan amount at origination.

Commercial loans

We generally require collateral valued at 125%-150% of the loan amount at origination for commercial loans. Our commercial loans mainly consist of project and other corporate loans. The collateral are immovable assets, which are typically mortgaged in the Bank’s favor, or movable assets, which are typically hypothecated in the Bank’s favor. These security interests are perfected by the registration of these interests within time limits stipulated under the Companies Act with the Registrar of Companies pursuant to the provisions of the Companies Act when borrowers are constituted as companies. This registration amounts to a constructive public notice to other business entities of the security interests created by such companies. Prior to creation of security interests on all assets, which are not stock-in-trade for the company, a no-objection certificate from the income tax authorities is required to create a charge on the asset. We may also take security of a pledge of financial assets like marketable securities (for which perfection of security interests by registration with the Registrar of Companies is not mandatory for companies under the Companies Act), and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have top-up mechanism based on price triggers. For all immovable property and shares, which are secured in favor of offshore lenders, approval from the Reserve Bank of India is obtained prior to creation.

We generally require collateral valued at 150% of the loan amounts at origination for mortgage loans to non-retail customers such as real estate companies and customers of our lease rental discounting facility. Our lease rental discounting facility is a loan facility offered to borrowers where the loans are granted against confirmed future lease rental payments to be received by the borrowers.

For working capital facilities, the current assets of borrowers are taken as collateral. Each borrower is required to declare the value of current assets periodically. The borrower’s credit limit is subject to an internally approved ceiling that applies to all borrowers. We calculate a borrower’s credit limits as a certain percentage of the value of the collateral, which provides the Bank with an adequate margin, should the borrower default.

Additionally, in some cases, we may take further security of a first or second charge on fixed assets, a pledge of financial assets like marketable securities, or obtain corporate guarantees and personal guarantees wherever appropriate. We also accept post dated checks and cash as additional comfort for the facilities provided to various entities.

The Bank has an internal framework for updating the collateral values of commercial loans on a periodic basis. Generally, for commercial loans, the value of moveable property held as collateral is updated annually and the value of immovable property held as collateral is updated every three years.

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

We recognize that our ability to realize the full value of the collateral in respect of current assets is difficult due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities) and fraudulent transfers by borrowers and other factors, including current legislative provisions or changes thereto and past or future judicial pronouncements. However, cash credit facilities are so structured that we are generally able to capture the cash flows of our customers for recovery of past due amounts. In addition, we generally have a right of set-off for amounts due to us on these facilities. Also, we regularly monitor the cash flows of our working capital loan customers so that we can take any actions required before the loan becomes impaired. On a case-by-case basis, we may also stop or limit the borrower from drawing further credit from its facility.

Loan Concentration

We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. Our Credit Risk Management Group monitors all major sectors of the economy and specifically tracks industries in which we have credit exposures. We seek to respond to any economic weakness in an industrial segment by restricting new credits to that industry segment and any growth in an industrial segment by increasing new credits to that industry segment, resulting in active portfolio management. ICICI Bank’s policy is to limit its loan portfolio to any particular industry (other than retail loans) to 15.0% of its total exposure. Between 2003 and 2006, the banking system as a whole saw significant expansion of retail credit, with retail loans accounting for a major part of overall systemic credit growth. Accordingly, during these years, we increased our financing to the retail finance segment. In view of high asset prices and the increase in interest rates since the second half of fiscal 2008, we followed a conscious strategy of moderation of retail disbursements, especially in the unsecured retail loans segment. At the same time, there has been an increase in demand for credit from the corporate sector. Following this trend, our loans and advances to the retail finance segment constituted 37.0% of our gross loans and advances at year-end fiscal 2012 compared to 37.7% at year-end fiscal 2011 and 42.1% at year-end fiscal 2010.

Pursuant to the guidelines of the Reserve Bank of India,  credit exposure of banks to an individual borrower generally must not exceed 15.0% of our capital funds, unless the exposure is in respect of an infrastructure project. Capital funds comprise Tier 1 and Tier 2 capital calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of our capital funds by an additional 5.0% (i.e. the aggregate exposure can be 20.0%) provided the additional credit exposure is on account of infrastructure financing. Our exposure to a group of companies under the same management control generally must not exceed 40.0% of our capital funds unless the exposure is in respect of an infrastructure project. The exposure to a group of companies under the same management control, including exposure to infrastructure projects, may be up to 50.0% of our capital funds. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., the aggregate exposure can be 20.0% of capital funds for an individual borrower and the aggregate exposure can be 45.0% of capital funds for a group of companies under the same management), making appropriate disclosures in their annual reports. Exposure for funded and non-funded credit facilities is calculated as the total committed amount or the outstanding amount whichever is higher (for term loans, as the sum of undisbursed commitments and the outstanding amount). Investment exposure is considered at book value. At year-end fiscal 2012, we were in compliance with these guidelines.

At year-end fiscal 2012, our largest non-bank borrower accounted for approximately 12.2% of our capital funds. The largest group of companies under the same management control accounted for approximately 30.3% of our capital funds.

The following table sets forth, at the dates indicated, the composition of our gross advances (net of write-offs).

	At March 31,
	2008			2009			2010			2011			2012
	Amount		As a %	Amount		As a %	Amount		As a %	Amount		As a %	Amount		Amount		As a %
	(in millions, except percentages)
Retail finance(1)	Rs.	1,457,548	57.0%	Rs.	1,259,908	46.4%	Rs.	976,481	42.1%	Rs.	996,076	37.7%	Rs.	1,113,957	US$	21,890	37.0%
Services — non finance		168,139	6.6		244,367	9.0		223,535	9.6		233,385	8.8		235,477		4,627	7.8
Road, port, telecom, urban development & other infrastructure		57,707	2.3		116,138	4.3		112,339	4.8		153,178	5.8		197,156		3,874	6.6
Services — finance		65,373	2.6		88,432	3.3		69,483	3.0		170,165	6.4		157,349		3,092	5.2
Power		62,479	2.4		59,105	2.2		82,171	3.5		109,745	4.2		153,932		3,025	5.1
Iron/steel and iron/steel products		100,441	3.9		113,931	4.2		89,673	3.9		109,668	4.1		133,032		2,614	4.4
Food & beverages		76,802	3.0		73,218	2.7		84,888	3.7		86,994	3.3		88,550		1,740	2.9
Mining		7,295	0.3		13,594	0.5		10,050	0.4		56,253	2.1		86,813		1,706	2.9
Crude petroleum/refining & petrochemicals		65,136	2.6		163,027	6.0		150,170	6.5		157,505	6.0		77,879		1,530	2.6
Metal & products (excluding iron & steel)		28,925	1.2		23,642	0.8		35,993	1.5		46,171	1.7		68,728		1,350	2.3
Electronics & engineering		39,294	1.5		51,473	1.9		45,205	1.9		60,814	2.3		66,387		1,304	2.2
Construction		30,340	1.2		35,820	1.3		23,269	1.0		51,764	2.0		60,905		1,197	2.0
Wholesale/retail trade		26,728	1.0		28,187	1.0		49,683	2.1		54,370	2.1		58,761		1,155	2.0
Cement		8,222	0.3		24,397	0.9		22,391	1.0		24,922	0.9		48,177		947	1.6
Chemicals & fertilizers		43,346	1.7		61,758	2.3		55,627	2.4		31,671	1.2		43,640		857	1.5
Shipping		22,456	0.9		17,890	0.7		18,810	0.8		23,069	0.9		42,942		844	1.4
Drugs & pharmaceuticals		26,568	1.0		37,495	1.4		31,377	1.4		33,006	1.2		38,163		750	1.3
Others(2)		270,545	10.5		302,510	11.1		240,292	10.4		244,878	9.3		336,337		6,609	11.2
Gross loans		2,557,344	100.0		2,714,892	100.0		2,321,437	100.0		2,643,634	100.0		3,008,185		59,111	100.0
Allowance for loan losses		(43,327)			(53,587)			(63,656)			(83,441)			(86,931)		(1,708)
Net loans	Rs.	2,514,017		Rs.	2,661,305		Rs.	2,257,781		Rs.	2,560,193		Rs.	2,921,254	US$	57,403

(1)	Includes home loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit cards receivables, dealer funding, developer financing and overdraft products loans.

(2)	Primarily includes automobiles, agriculture and allied activities, fast-moving consumer goods, gems and jewelry, manufacturing products excluding metal, textiles.

Our gross loan portfolio at year-end fiscal 2012 increased by 13.8% compared to the gross loan portfolio at year-end fiscal 2011. Retail finance was 37.0% of gross loans at year-end fiscal 2012 compared to 37.7% at year-end fiscal 2011 and 42.1% at year-end fiscal 2010. Our gross loans to the services – non-finance sector as a percentage of gross loans were 7.8% at year-end fiscal 2012 compared to 8.8% at year-end fiscal 2011. Our gross loans to the road, port, telecom, urban development & other infrastructure sector as a percentage of gross loans were 6.6% at year-end fiscal 2012 compared to 5.8% at year-end fiscal 2011, primarily due to increase in loans to road sector. Our gross loans to the power sector as a percentage of gross loans was 5.1% at year-end fiscal 2012 compared to 4.2% at year-end fiscal 2011.

At year-end fiscal 2012, our twenty largest borrowers accounted for approximately 14.3% of our gross loan portfolio, with the largest borrower accounting for approximately 1.6% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 4.9% of our gross loan portfolio.

Geographic Diversity

Our portfolios are geographically diversified. The state of Maharashtra accounted for the largest proportion of our domestic gross loans outstanding at year-end fiscal 2012.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit.

Priority Sector Lending

The Reserve Bank of India guidelines on priority sector lending require banks to lend 40.0% of their adjusted net bank credit, or the credit equivalent amount of off-balance sheet exposure, whichever is higher, to fund certain types of activities carried out by specified borrowers. The definition of adjusted net bank credit includes certain investments and is computed with reference to the outstanding amount at March 31 of the previous year. The priority sector includes the agricultural sector, food and agri-based industries, small enterprises/businesses, housing finance up to certain limits and borrowers belonging to weaker sections of society. Out of the 40.0%, banks are required to lend a minimum of 18.0% of their adjusted net bank credit to the agriculture sector and the balance to certain specified sectors. Banks are also required to lend 10.0% of their adjusted net bank credit, or the credit equivalent amount of off-balance sheet exposure, whichever is higher, to the weaker sections of society as defined by Reserve Bank of India guidelines.

When granting its approval for the amalgamation of ICICI Limited and ICICI Bank Limited, the Reserve Bank of India stipulated specific requirements for the Bank since the loans of the former ICICI Limited transferred to us were not subject to the priority sector lending requirement. Starting in fiscal 2013, the targets for ICICI Bank will be on par with other banks.

ICICI Bank is required to comply with the priority sector lending requirements at the last ‘reporting Friday’ of each fiscal year. At March 23, 2012, the last reporting Friday for fiscal 2012, ICICI Bank’s priority sector lending was Rs. 614.1 billion, constituting about 95.0% of the target. At that date, the qualifying agriculture loans were Rs. 175.6 billion constituting about 75.0% of the target. ICICI Bank’s loans to the weaker sections of society were Rs. 42.2 billion constituting about 39.0% of the target. The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India and the National Housing Bank. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At year-end fiscal 2012, our total investment in such bonds was Rs. 181.0 billion. See also “Supervision and Regulation—Directed Lending—Priority Sector Lending”.

The following table sets forth ICICI Bank’s priority sector loans, classified by the type of borrower, at the last reporting Friday of fiscal 2012.

	At March 23, 2012
	Amount				% of total priority sector lending	% of adjusted net bank credit
	(in billion, except percentages)
Agricultural sector(1)	Rs.	175.6	US$	3.5	28.6%	10.4%
Small enterprises(2)		203.4		4.0	33.1	12.1
Others including residential mortgage less than Rs. 2 million		235.1		4.6	38.3	14.0
Total	Rs.	614.1	US$	12.1	100.0%	36.5%

(1)	Includes direct agriculture lending of Rs. 126.4 billion constituting 7.5% of our adjusted net bank credit against the requirement of 10.5%.

(2)
Small enterprises include enterprises engaged in manufacturing/processing and whose investment in plant and machinery does not exceed Rs. 50 million and enterprises engaged in providing/rendering of services and whose investment in equipment does not exceed Rs. 20 million.

Export Credit

As part of directed lending, the Reserve Bank of India also requires banks to make loans to exporters at concessional rates of interest. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At least 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing to banks for an eligible portion of total outstanding export loans in rupee in line with the prevalent Reserve Bank of India guidelines in India as amended from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 30, 2012 (the last Friday of March 2012), ICICI Bank’s export credit was Rs. 24.5 billion, which amounted to 1.5% of our adjusted net bank credit.

Loan Pricing

As required by the Reserve Bank of India guidelines effective July 1, 2010, ICICI Bank prices its loans with reference to a base rate, called the ICICI Bank Base Rate. The Asset Liability Management Committee sets the ICICI Bank Base Rate based on ICICI Bank’s current cost of funds, likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for floating rate fresh approvals and renewal of rupee facilities are linked to the ICICI Bank Base Rate and comprise the ICICI Bank Base Rate, transaction-specific credit and other charges. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its base rate, except for certain categories of loans as may be specified by the Reserve Bank of India from time to time. ICICI Bank has set its base rate at 9.75% per annum payable monthly, effective April 23, 2012. As prescribed in the guidelines of the Reserve Bank of India, existing borrowers have an option to migrate to the base rate mechanism. All loans approved before July 1, 2010, and where the borrowers choose not to migrate to the base rate mechanism, would continue to be based on the earlier benchmark rate regimes.

Classification of Loans

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India’s guidelines except in the case of ICICI Home Finance Company and our overseas banking subsidiaries. ICICI Home Finance Company classifies its loans and other credit facilities as per the guidelines of its regulator, the National Housing Bank. A loan made by any of our overseas banking subsidiaries is classified as impaired only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Under the Reserve Bank of India guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and, in respect of bills, if the account remains overdue for more than 90 days. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. See below “—Restructured Loans”.

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

See also “Supervision and Regulation—Reserve Bank of India Regulations—Loan Loss Provisions and Non-Performing Assets—Asset Classification”.

Restructured Loans

The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan (other than to the real estate sector) can be restructured by the rescheduling of principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. We continue to classify these loans as restructured until they complete one year of payment in accordance with the restructured terms. The diminution in the fair value of the loan, if any, measured in present value terms, is either written off or provision is made to the extent of the diminution involved. For restructured loans, provisions are made in accordance with the guidelines issued by the Reserve Bank of India, which require that the difference between the fair value of the loan before and after restructuring be provided at the time of restructuring. There are certain conditions stipulated by the Reserve Bank of India for continuing to classify a restructured standard loan as a standard asset.

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

Provisioning and Write-Offs

We make provisions in accordance with the Reserve Bank of India’s guidelines. The Reserve Bank of India guidelines do not specify the conditions under which assets may be written-off . The Bank has internal policies for writing-off non performing loans against loan loss allowances.  See also “Supervision and Regulation—Reserve Bank of India Regulations—Loan Loss Provisions and Non-Performing Assets—Provisioning and Write-offs”. The Reserve Bank of India guidelines on provisioning are as described below.

Standard assets:
The allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. Until November 2008, a general provision ranging from 0.25% to 2.0% was required across various portfolios of standard loans. In November 2008, the Reserve Bank of India changed the provisioning requirement for standard assets to a uniform rate of 0.4% for all standard assets except direct advances to agricultural and the small and medium enterprise sectors, which continued to attract a provisioning requirement of 0.25%. The revised standards were effective prospectively, but the existing provisions held by banks could not be reversed. In November 2009, the Reserve Bank of India increased the provisioning requirement for standard assets in the commercial real estate sector to 1.0%. In March 2010, the Reserve Bank of India increased the standard asset provisioning requirement to 1.0% on (i) loans for infrastructure projects where the date of commencement of commercial operation has been extended beyond two years, for the extended period beyond the two years; and (ii) for non-infrastructure loans where the date of commencement of commercial operations has been extended beyond six months from the original date of commencement of commercial operation, for the extended period beyond the six months. In July 2010, the Reserve Bank of India clarified that standard advances to medium-sized enterprises would attract a provisioning requirement of 0.40%. From December 2010, the Reserve Bank of India increased the standard asset provisioning requirement to 2.0% on housing loans, where such loans are made at comparatively lower interest rates for the first years of the loan, after which the rates are reset at higher rates.

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

Sub-standard assets:
Effective May 2011 a provision of 15.0% is required for all sub-standard assets as compared to the previous requirement of 10.0%. An additional provision of 10.0% is required for accounts that are unsecured. Unsecured infrastructure loan accounts classified as sub-standard require provisioning of 20.0%.

Doubtful assets:
A 100.0% provision/write-off is required against the unsecured portion of a doubtful asset and is charged against income. With effect from fiscal 2012, for the secured portion of assets classified as doubtful, a 25.0% provision is required for assets that have been classified as doubtful for a year (compared to 20.0% through fiscal 2011), a 40.0% provision is required for assets that have been classified as doubtful for one to three years (compared to a 30.0% provision was required through fiscal 2011) and a 100.0% provision is required for assets classified as doubtful for more than three years. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third party appraisers.

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

In its mid-term review of policy statement for fiscal 2009, the Reserve Bank of India required banks to increase the total provisioning coverage ratio, including floating provisions, to 70.0% in a phased manner. In its clarification on the same, the Reserve Bank of India allowed banks’ prudential/technical write-off to be added to both the gross non-performing assets and the provisions held in the calculation of provisioning coverage ratio. In April 2011, the Reserve Bank of India stipulated that banks would be required to maintain their provisioning coverage ratios with reference to their gross non-performing assets position as of September 30, 2010 and not on an ongoing basis with reference to their gross non-performing assets at subsequent dates.

Our Policy

ICICI Bank provides for non-performing corporate loans in line with the Reserve Bank of India guidelines. ICICI Bank provides for non-performing consumer loan at the borrower levels in accordance with provisioning policy of ICICI Bank, subject to minimum provision requirements set by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are fully provided for or written off. The Bank holds specific provisions against non-performing loans, general provision against performing loans and floating provision taken over from the former the Bank of Rajasthan upon amalgamation.

For restructured loans, provisions are made in accordance with the guidelines issued by the Reserve Bank of India. The Bank’s provisioning coverage ratio at March 31, 2012 computed as per the Reserve Bank of India guidelines mentioned above was 80.4%.

Impact of Economic Environment on Commercial and Consumer Loan Borrowers

In the late 1990s, increased domestic competition due to the opening up of the Indian economy, high levels of debt relative to equity and a downturn in the commodities markets globally led to stress on the operating performance of Indian businesses, impairment of a significant amount of assets in the financial system and approval of restructuring programs for a large number of companies. This led to an increase in the level of restructured and non-performing loans in the Indian financial system, including our loans, from fiscal 2001 to fiscal 2004. While restructured and non-performing loans subsequently declined, the deterioration in the global economic environment during fiscal 2009, in particular following the bankruptcy of Lehman Brothers in September 2008, adversely impacted the operations of several Indian companies. Indian businesses were impacted by the lack of access to financing/refinancing from global debt capital markets, losses on existing inventories due to the sharp decline in commodity prices, reduction in demand for and prices of output and reduction in cash accruals and profitability. This led to additional restructuring of loans in the Indian banking system, including us in fiscal 2009 and fiscal 2010.

From fiscal 2002, we rapidly grew our consumer loans and credit card receivables portfolio based on the untapped potential in residential mortgages and other retail credit products in the Indian market. These included credit cards and unsecured personal loans. The Indian retail credit market expanded rapidly from fiscal 2002 to fiscal 2007 driven by growth in household incomes, decline in interest rates and increased availability of retail credit. Since fiscal 2007, the retail credit market has slowed down significantly following increases in systemic interest rates and home prices, which reduced affordability for borrowers. During fiscal 2008 and fiscal 2009, we experienced an increase in non-performing loans in our consumer loans and credit card receivables portfolio. The primary reasons for this increase were the seasoning of the overall portfolio and the increase in defaults on the unsecured personal loans and credit card receivables due to challenges in collections and deterioration in the macroeconomic environment. While additions to gross non-performing assets in our retail portfolio remained at a high level in fiscal 2010, we experienced a sharp decline in net additions to gross retail non-performing loans in fiscal 2011 and fiscal 2012, due to the measures initiated by the Bank to curb delinquencies and improve collection practices from the second half of fiscal 2009. These measures include strengthening loan eligibility requirements for retail loans, reducing emphasis on unsecured lending and realigning credit limits for certain credit card holders. The Bank improved its collection practices by integrating collections across products and using technology more efficiently. In addition, the Bank increased its customer-facing call center operations, its interactions through local dialects and regional languages and its use of early reminders of the amounts due by the borrowers. The Bank resolves disputed claims of certain delinquent borrowers through alternative dispute resolution techniques such as mediation and through centralization of certain legal processes.

During fiscal 2012, there was a moderation in economic activity in India and an increase in interest rates following continued inflation concerns. Further, volatility in capital markets due to global and domestic concerns limited the ability of corporations to access capital markets. In addition, banks, including us, restructured a portion of their loans to micro-finance institution. As a result of the above, there has been an increase in restructured loans for the banking system in fiscal 2012, including for us. See also “Risk Factors—Risks Relating to Our Business—If we are not able to control the level of non-performing assets in our portfolio, our business will suffer” and “Business—Strategy”.

Various factors, including a rise in unemployment, prolonged recessionary conditions, our regulators’ assessment and review of our loan portfolio, a sharp and sustained rise in interest rates, developments in the global and Indian economy, movements in global commodity markets and exchange rates and global competition could cause a further increase in the level of non-performing assets on account of retail and other loans and have a material adverse impact on the quality of our loan portfolio. See also “Risk Factors—Risks Relating to Our Business—If we are not able to control the level of non-performing assets in our portfolio, our business will suffer” and “Business—Strategy”.

Restructured Loans

The following table sets forth, at the dates indicated, our gross standard restructured rupee and foreign currency loan portfolio by business category.

	At March 31,
	2008		2009		2010		2011		2012
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans & credit card receivables	Rs.	–	Rs.	1,933	Rs.	3,704	Rs.	1,847	Rs.	164	US$	3
Rupee		–		1,933		3,704		1,623		13		0
Foreign currency		–		–		–		224		151		3
Commercial (1)		48,411		59,435		58,958		18,686		46,199		908
Rupee		45,535		53,713		38,824		10,356		34,649		681
Foreign currency		2,876		5,722		20,134		8,330		11,550		227
Total restructured loans		48,411		61,368		62,662		20,533		46,363		911
Rupee		45,535		55,646		42,528		11,979		34,662		681
Foreign currency		2,876		5,722		20,134		8,554		11,701		230
Gross restructured loans(2)		48,411		61,368		62,662		20,533		46,363		911
Provision for loan losses		(1,572)		(1,736)		(2,758)		(940)		(4,447)		(87)
Net restructured loans	Rs.	46,839	Rs.	59,632	Rs.	59,904	Rs.	19,593	Rs.	41,916	US$	824

Gross customer assets(2)	Rs.	2,687,999	Rs.	2,892,808	Rs.	2,601,135	Rs.	3,108,740	Rs.	3,531,625	US$	69,397
Net customer assets .	Rs.	2,642,697	Rs.	2,836,439	Rs.	2,536,941	Rs.	3,024,694	Rs.	3,443,817	US$	67,672
Gross restructured loans as a percentage of gross customer assets		1.8%		2.1%		2.4%		0.7%		1.3%
Net restructured loans as a percentage of net customer assets		1.8%		2.1%		2.4%		0.6%		1.2%

(1)	Includes working capital finance.

(2)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank, net of write-offs.

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2008			2009			2010			2011			2012
	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		Amount		As a percentage of restructured loans
	(in millions, except percentages)
Services-non finance	Rs.	–	–%	Rs.	–	–%	Rs.	11,778	18.9%	Rs.	6,749	32.9%	Rs.	9,501	US$	187	20.5%
Drugs and pharmaceuticals		–	–		–	–		1,932	3.1		2,372	11.6		7,072		139	15.3
Road, port, telecom, urban development & other infrastructure		8,117	16.8		10,438	17.0		8,631	13.8		2,447	12.0		6,695		132	14.5
Chemicals & fertilizers		536	1.1		133	0.2		91	0.1		179	0.9		4,961		97	10.7
Services-finance		–	–		913	1.5		312	0.5		–	–		3,760		74	8.1
Power		14,971	30.9		16,059	26.2		16,993	27.1		554	2.7		2,648		52	5.7
Manufacturing products (excluding metals)		–	–		–	–		19	–		–	–		2,484		49	5.4
Wholesale/retail trade		–	–		–	–		–	–		–	–		2,008		39	4.3
Textiles		71	0.1		993	1.6		3,702	5.9		607	3.0		1,272		25	2.7
Food & beverages		120	0.3		456	0.7		2,779	4.4		1,073	5.2		1,167		23	2.5
Iron/steel & products		–	–		–	–		2,788	4.4		776	3.8		863		17	1.9

	At March 31,
	2008			2009			2010			2011			2012
	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		Amount		As a percentage of restructured loans
	(in millions, except percentages)
Electronics & engineering		1,295	2.7		1,026	1.7		1,003	1.6		393	1.9		390		8	0.8
Shipping		–	–		15	–		16	–		1,205	5.8		346		7	0.7
Cement		401	0.8		297	0.5		483	0.8		3	0.0		309		6	0.7
Automobile (including trucks)		106	0.2		2,955	4.8		2,785	4.4		19	0.1		19		–	–
Paper & paper products		–	–		–	–		285	0.5		–	–		–		–	–
Crude petroleum/ refining & petrochemicals		22,542	46.6		23,961	39.0		–	–		18	0.1		–		–	–
Metal & products (excluding iron & steel)		–	–		–	–		293	0.5		–	–		–		–	–
Retail finance		–	–		1,933	3.1		3,704	5.9		973	4.6		164		3	0.4
Others(1)		252	0.5		2,189	3.7		5,068	8.1		3,165	15.4		2,704		53	5.8
Gross restructured loans	Rs.	48,411	100.0	Rs.	61,368	100.0	Rs.	62,662	100.0	Rs.	20,533	100.0	Rs.	46,363	US$	911	100.0
Aggregate provision for loan losses		(1,572)			(1,736)			(2,758)			(940)			(4,447)		(87)
Net restructured loans	Rs.	46,839		Rs.	59,632		Rs.	59,904		Rs.	19,593		Rs.	41,916	US$	824

(1)	Others primarily include construction and real estate.

A fully secured standard loan can be restructured by rescheduling principal repayments and/or the interest on the loan, but must then be separately disclosed as a restructured loan in the year of restructuring. There are certain conditions stipulated by the Reserve Bank of India in order to continue to classify a restructured standard loan as a standard asset. The restructured loans continue to be classified as such until they complete one year of payment in accordance with the restructured terms.

During fiscal 2012, loans amounting to Rs. 35.1 billion were restructured as compared to Rs. 12.2 billion in fiscal 2011, primarily due to restructuring of loans to microfinance institutions and certain corporations during fiscal 2012. During fiscal 2012, there was a moderation in economic activity in India and an increase in interest rates following continued inflation concerns. Further, volatility in capital markets due to global and domestic concerns limited the ability of corporations to access capital markets. In addition, banks including us, restructured a portion of their loans to micro-finance institution. As a result of the above, there has been an increase in restructured loans for the banking system in fiscal 2012, including for us. No loans were restructured second time during fiscal 2012. After restructuring, based on the satisfactory performance of the borrower over a period of time, the restructured account is upgraded and removed from this category. During fiscal 2012, based on payment performance the Bank upgraded certain borrower accounts totaling Rs. 4.1 billion, as compared to Rs. 42.3 billion during fiscal 2011. The gross restructured loans increased by 125.8% from Rs. 20.5 billion at year-end fiscal 2011 to Rs. 46.4 billion at year-end fiscal 2012, while the net restructured loans increased by 113.9% from 19.6 billion at year-end 2011 to Rs. 41.9 billion at year-end fiscal 2012. The net restructured loans were 1.2% as a percentage of net customer assets at year-end fiscal 2012, compared to 0.6% at year-end fiscal 2011. At year-end fiscal 2012, the diminution in fair value of restructured loans (including the provision for funded interest) was Rs. 4.4 billion as against Rs. 0.9 billion at year-end fiscal 2011. See also “Risk Factors—Risks Relating to Our Business—The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business”.

See also “Operating and Financial Review and Prospects—Provisions for Restructured Loans and Non-performing Assets”.

Non-Performing Assets

The following table sets forth, at the dates indicated, our gross non-performing rupee and foreign currency customer asset portfolio by business category.

	At March 31,
	2008		2009		2010		2011		2012
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans & credit card receivables(1)	Rs.	54,954	Rs.	72,201	Rs.	69,462	Rs.	71,778	Rs.	67,356	US$	1,324
Rupee		54,948		72,105		69,111		71,296		66,915		1,315
Foreign currency		6		96		351		482		441		9
Commercial (2)		22,483		27,188		35,923		39,641		39,673		779
Rupee		21,119		23,892		25,337		29,058		27,616		542
Foreign currency		1,364		3,296		10,586		10,583		12,057		237
Leasing and related activities		526		532		436		156		95		2
Rupee		526		532		436		156		95		2
Foreign currency		–		–		–		–		–		–
Total non-performing assets		77,963		99,921		105,821		111,575		107,124		2,105
Rupee		76,593		96,529		94,884		100,510		94,626		1,859
Foreign currency		1,370		3,392		10,937		11,065		12,498		246
Gross non-performing assets(3)(4)		77,963		99,921		105,821		111,575		107,124		2,105
Provision for loan losses		(42,031)		(52,580)		(59,083)		(79,501)		(79,875)		(1,570)
Net non-performing assets	Rs.	35,932	Rs.	47,341	Rs.	46,738	Rs.	32,074	Rs.	27,249	US$	535

Gross customer assets(3)	Rs.	2,687,999	Rs.	2,892,808	Rs.	2,601,135	Rs.	3,108,740	Rs.	3,531,625	US$	69,397
Net customer assets .	Rs.	2,642,697	Rs.	2,836,439	Rs.	2,536,941	Rs.	3,024,694	Rs.	3,443,817	US$	67,672
Gross non-performing assets as a percentage of gross customer assets		2.9%		3.5%		4.1%		3.6%		3.0%
Net non-performing assets as a percentage of net customer assets		1.4%		1.7%		1.8%		1.1%		0.8%

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(2)	Includes working capital finance.

(3)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank, net of write-offs.

(4)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

The following table sets forth, for the periods indicated, our gross non-performing asset portfolio. (1)

Particulars	2008		2009		2010		2011		2012
	Rs. in million
A. Consumer loans & credit card receivables(2),(3)
Non-performing assets at the beginning of the fiscal year	Rs.	30,000	Rs.	54,954	Rs.	72,201	Rs.	69,462	Rs.	71,778
Addition: New non-performing assets during the year		24,954		35,481		55,834		18,535		18,604

Particulars	2008		2009		2010		2011		2012
	Rs. in million
Less:
Upgradations(4)		–		–		(4,176)		(5,817)		(4,927)
Recoveries (excluding recoveries made from upgraded accounts)		–		–		(20,371)		(9,785)		(11,461)
Write-offs		–		(18,234)		(34,026)		(617)		(6,638)
Non-performing assets at the end of the fiscal year	Rs.	54,954	Rs.	72,201	Rs.	69,462	Rs.	71,778	Rs.	67,356

B. Commercial (5)
Non-performing assets at the beginning of the fiscal year	Rs.	12,200	Rs.	22,483	Rs.	27,188	Rs.	35,923	Rs.	39,641
Addition: New non-performing assets during the year		12,650		16,451		18,717		14,561		17,183
Less:
Upgradations(4)		(200)		(2,967)		(2,480)		(1,765)		(3,485)
Recoveries (excluding recoveries made from upgraded accounts)		(1,953)		(6,822)		(6,511)		(7,806)		(7,995)
Write-offs		(214)		(1,957)		(991)		(1,272)		(5,671)
Non-performing assets at the end of the fiscal year	Rs.	22,483	Rs.	27,188	Rs.	35,923	Rs.	39,641	Rs.	39,673

C. Leasing and related activities
Non-performing assets at the beginning of the fiscal year	Rs.	357	Rs.	526	Rs.	532	Rs.	436	Rs.	156
Addition: New non-performing assets during the year		170		14		–		–		–
Less:
Upgradations(4)		–		–		(96)		–		–
Recoveries (excluding recoveries made from upgraded accounts)		(1)		(8)		–		(280)		(61)
Write-offs		–		–		–		–		–
Non-performing assets at the end of the fiscal year	Rs.	526	Rs.	532	Rs.	436	Rs.	156	Rs.	95

D. Total non-performing assets (A+B+C)
Non-performing assets at the beginning of the fiscal year	Rs.	42,557	Rs.	77,963	Rs.	99,921	Rs.	105,821	Rs.	111,575
Addition: New non-performing assets during the year		37,774		51,946		74,551		33,096		35,787
Less:
Upgradations(4)		(200)		(2,967)		(6,752)		(7,582)		(8,412)
Recoveries (excluding recoveries made from upgraded accounts)		(1,954)		(6,830)		(26,882)		(17,871)		(19,517)
Write-offs		(214)		(20,191)		(35,017)		(1,889)		(12,309)
Non-performing assets at the end of the fiscal year(5)	Rs.	77,963	Rs.	99,921	Rs.	105,821	Rs.	111,575	Rs.	107,124

(1)	Includes loans identified as impaired in accordance with guidelines issued by regulators of the respective subsidiaries.

(2)
For “Consumer loans” in fiscal 2008 and 2009, the difference between the opening and closing balances of non-performing assets is included in addition to gross non-performing assets on a net basis, except with respect to accounts written-off during the year, which are included in the “Write-offs” row. From fiscal year-end 2010 onwards, for “Consumer loans”, the difference between the opening and closing balances has been further bifurcated into additions, upgradations and recoveries made during the year. For “Credit card receivables” in all years displayed, the difference between the opening and closing balances of non-performing assets is included in additions to gross non-performing assets on a net basis, except with respect to accounts written-off during the year, which are included in the “Write-offs” row.

(3)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(4)	Represents accounts that were previously classified as non-performing but have been upgraded to performing.

(5)	Includes working capital finance.

Gross additions to non-performing assets in fiscal 2012 were marginally higher at Rs. 35.8 billion as compared to Rs. 33.1 billion in fiscal 2011. During fiscal 2012, we upgraded non-performing assets amounting to Rs. 8.4 billion and made recoveries against non-performing assets amounting to Rs. 19.5 billion. During fiscal 2012, loans amounting to Rs. 12.3 billion were written-off as compared to Rs. 1.9 billion in fiscal 2011. As a result, gross non-performing assets decreased by 4.0% from Rs. 111.6 billion at year-end fiscal 2011 to Rs. 107.1 billion at year-end fiscal 2012.

We experienced an increase in non-performing assets in our consumer loans portfolio in fiscal 2009 due to the seasoning of the portfolio and a higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and the impact of the adverse macroeconomic environments. While additions to gross non-performing assets in our consumer loans remained high in fiscal 2010, we experienced a sharp decline in additions to gross non-performing consumer loans in fiscal 2011 and fiscal 2012, due to the measures initiated by the Bank to curb delinquencies and improved collection practices. See also “Business—Classification of Loans— Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets”. Gross additions to non-performing consumer loans, which were Rs. 55.8 billion in fiscal 2010, declined sharply to Rs. 18.5 during fiscal 2011 and remained at similar level of Rs. 18.6 billion in fiscal 2012. Gross additions to non-performing commercial loans increased from Rs. 14.6 billion in fiscal 2011 to Rs. 17.2 billion in fiscal 2012. See also “Business—Classification of Loans— Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-Performing Assets”.

As a percentage of net customer assets, net non-performing assets were 0.8% at year-end fiscal 2012, compared to 1.1% at year-end fiscal 2011.

The following table sets forth, at the dates indicated, gross (net of write-offs) non-performing assets by borrowers’ industry or economic activity and as a percentage of total non-performing assets.

	At March 31,
	2008			2009			2010			2011			2012
	Amount		As a percentage of non- performing assets	Amount		As a percentage of non- performing assets	Amount		As a percentage of non- performing assets	Amount		As a percentage of non- performing assets	Amount		Amount		As a percentage of non- performing assets
	(in millions, except percentages)
Chemicals & fertilizers	Rs.	1,935	2.5%	Rs.	1,958	2.0%	Rs.	2,472	2.3%	Rs.	4,453	4.0%	Rs.	1,565	US$	31	1.5%
Services-finance		1,293	1.7		1,291	1.3		3,672	3.5		3,409	3.1		2,332		46	2.2
Wholesale/retail trade		83	0.1		1,470	1.5		2,172	2.1		3,851	3.5		2,121		42	2.0
Textiles		1,097	1.4		1,767	1.8		1,904	1.8		2,252	2.0		1,837		36	1.7
Food & beverages		608	0.8		1,033	1.0		4,046	3.8		5,328	4.8		5,147		101	4.8
Iron/steel & products		1,214	1.6		359	0.4		1,600	1.5		170	0.2		948		19	0.9
Electronics & engineering		563	0.7		793	0.8		700	0.7		681	0.6		2,148		42	2.0
Metal & products (excluding iron & steel)		116	0.1		203	0.2		908	0.9		1,523	1.4		1,367		27	1.3
Automobiles (including trucks)		76	0.1		323	0.3		2,274	2.1		1,496	1.3		183		4	0.2
Services — non-finance		413	0.5		347	0.3		378	0.4		661	0.6		648		13	0.6
Power		143	0.2		147	0.1		141	0.1		183	0.2		92		2	0.1
Paper & paper products		39	–		44	–		33	–		462	0.4		793		16	0.7
Shipping		1,006	1.3		1,022	1.0		13	–		57	0.1		448		9	0.4
Cement		25	–		15	–		9	–		368	0.3		2		–	–

	At March 31,
	2008			2009			2010			2011			2012
	Amount		As a percentage of non- performing assets	Amount		As a percentage of non- performing assets	Amount		As a percentage of non- performing assets	Amount		As a percentage of non- performing assets	Amount		Amount		As a percentage of non- performing assets
	(in millions, except percentages)
Road, port, telecom, urban development & other infrastructure		–	–		–	–		567	0.5		–	–		–		–	–
Retail finance(1)		55,824	71.6		72,301	72.4		66,984	63.3		68,557	61.4		61,847		1,215	57.7
Others(2)		13,528	17.4		16,848	16.9		17,948	17.0		18,124	16.1		25,646		502	23.9
Gross non-performing assets	Rs.	77,963	100.0%	Rs.	99,921	100.0%	Rs.	105,821	100.0%	Rs.	111,575	100.0%	Rs.	107,124	US$	2,105	100.0%
Aggregate provision for loan losses		(42,031)			(52,580)			(59,083)			(79,501)			(79,875)		(1,570)
Net non-performing assets	Rs.	35,932		Rs.	47,341		Rs.	46,738		Rs.	32,074		Rs.	27,249	US$	535

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, retail overdraft loans, dealer funding and developer financing.

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

Our strategy for resolution of non-performing assets includes sales of financial assets to asset reconstruction companies in exchange for receipt of securities in the form of pass-through instruments issued by asset reconstruction companies, wherein payments to holders of the securities are based on the actual realized cash flows from the transferred assets. Under Indian GAAP, these instruments are valued at the net asset values as declared by the asset reconstruction companies in accordance with the Reserve Bank of India guidelines. Under U.S. GAAP, the assets we sell in exchange for security receipts are not accounted for as sales either because transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing” or transfers qualify for sale accounting but were impacted by FASB ASC Subtopic 810-10, “Consolidation – overall” whereby, because the Bank is the ‘primary beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities. These assets are considered restructured assets under U.S. GAAP. See also “Supervision and Regulation—Reserve Bank of India Regulations—Regulations relating to Sale of Assets to Asset Reconstruction Companies”. In fiscal 2010, we sold Rs. 7.6 billion of net non-performing assets to asset reconstruction companies which primarily included mortgage loans and small value personal loans and vehicle loans and in fiscal 2011, we sold fully written off credit card receivables. During fiscal 2012, we sold Rs. 0.04 billion of our net non-performing assets to asset reconstruction companies. At year-end fiscal 2012, we had an outstanding net investment of Rs. 18.3 billion in security receipts issued by asset reconstruction companies in relation to sales of our non-performing assets.

We monitor migration of the credit ratings of our borrowers to enable us to take proactive remedial measures to prevent loans from becoming non-performing. We review the industry outlook and analyze the impact of changes in the regulatory and fiscal environment. Our periodic review system helps us to monitor the health of accounts and to take prompt remedial measures.

Secured loans to retail customers are secured by first and exclusive liens on the assets financed (predominantly property and vehicles). We are entitled in terms of our security documents to repossess security comprising assets such as plant, equipment and vehicles without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to stay our actions. In respect of our retail loans, we adopt a standardized collection process to ensure prompt action for follow-up on overdue loans and recovery of defaulted amounts.

We generally stipulate that corporate loans should be over-collateralized at the date of the loan’s origination. However, recoveries may be subject to delays of up to several years, due to the long legal process in India. This leads to delay in enforcement and realization of collateral. We may also take as security a pledge of financial assets, including marketable securities, and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsors’ shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have top-up mechanism based on price triggers. We maintain the non-performing assets on our books for as long as the enforcement process is ongoing. Accordingly, a non-performing asset may continue for a long time in our portfolio until the settlement of loan account or realization of collateral, which may be longer than that for U.S. banks under similar circumstances. See also “—Loan portfolio—Collateral—Completion, Perfection and Enforcement”.

Provision for Loan Losses

The following table sets forth, at the periods indicated, the provisions for our non-performing asset portfolio.(1)

	At March 31,
	2008		2009		2010		2011		2012
	Rs. in million
A. Consumer loans & credit card receivables(2),(3)
Aggregate provision for loan losses at the beginning of the year	Rs.	15,964	Rs.	31,003	Rs.	40,674	Rs.	42,087	Rs.	56,507
Add: Provision made during the year		15,039		30,924		36,028		19,696		13,839
Less: Provision utilized for write-off		–		(21,253)		(33,470)		(617)		(6,638)
Less: Write-back of excess provision		–		–		(1,145)		(4,659)		(6,780)
Aggregate provision for loan losses at the end of the year	Rs.	31,003	Rs.	40,674	Rs.	42,087	Rs.	56,507	Rs.	56,928

B. Commercial, (4)
Aggregate provision for loan losses at the beginning of the year	Rs.	5,677		Rs 9,373	Rs.	11,654	Rs.	16,834	Rs.	22,838
Add: Provision made during the year		4,615		5,155		8,617		9,466		8,548
Less: Provision utilized for write-off		(412)		(1,965)		(636)		(759)		(4,930)
Less: Write-back of excess provision		(507)		(909)		(2,801)		(2,703)		(3,604)
Aggregate provision for loan losses at the end of the year	Rs.	9,373	Rs.	11,654	Rs.	16,834	Rs.	22,838	Rs.	22,852

C. Leasing and related activities
Aggregate provision for loan losses at the beginning of the year	Rs.	103		Rs. 198	Rs.	252	Rs.	162	Rs.	156
Add: Provision made during the year		96		54		–		80		–
Less: Provision utilized for write-off		–		–		–		–		–
Less: Write-back of excess provision		(1)		(0)		(90)		(86)		(61)
Aggregate provision for loan losses at the end of the year	Rs.	198	Rs.	252	Rs.	162	Rs.	156	Rs.	95

D. Total provision (A+B+C)
Aggregate provision for loan losses at the beginning of the year	Rs.	21,744	Rs.	40,574	Rs.	52,580	Rs.	59,083	Rs.	79,501
Add: Provision made during the year		19,750		36,133		44,645		29,242		22,387
Less: Provision utilized for write-off		(412)		(23,218)		(34,106)		(1,376)		(11,568)
Less: Write-back of excess provision		(508)		(909)		(4,036)		(7,448)		(10,445)
Aggregate provision for loan losses at the end of the year	Rs.	40,574	Rs.	52,580	Rs.	59,083	Rs.	79,501	Rs.	79,875

(1)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

(2)
For “Consumer loans” in fiscal 2008 and 2009, the difference between the opening and closing balances of aggregate provision for loan losses is included in “Add: Provision made during the year” on a net basis, except with respect to accounts written-off during the year, which are included in the “Less: Provision utilized for write-off” row. From fiscal year-end 2010 onwards, for “Consumer loans”, the difference between the opening and closing balances has been further bifurcated into additions, write-offs and writeback of excess provision made during the year. For “Credit card receivables” in all years displayed, the difference between the opening and closing balances of aggregate provision for loan losses is included in “Add: Provision made during the year” on a net basis, except with respect to accounts written-off during the year, which are included in the “Less: Provision utilized for write-off” row.

(3)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(4)	Includes working capital finance.

During fiscal 2012, provision for non-performing assets, net of write-back of excess provision, decreased from Rs. 21.8 billion in fiscal 2011 to Rs. 11.9 billion in fiscal 2012. We experienced an increase in non-performing consumer loans since fiscal 2008 due to the seasoning of the portfolio and a higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and the impact of the adverse macroeconomic environments. While additions to gross non-performing consumer loans remained high in fiscal 2010, we experienced a sharp decline in additions to gross non-performing consumer loans in fiscal 2011 and fiscal 2012, due to the measures initiated by the Bank to curb delinquencies and improved collection practices. See also “Business—Classification of Loans— Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets”. This resulted in a decline in provisions, net of write-back of excess provision, against non-performing consumer loans from Rs. 15.0 billion in fiscal 2011 to Rs. 7.1 billion in fiscal 2012. Provision for non-performing commercial assets, net of write-back of excess provision, decreased from Rs. 6.8 billion in fiscal 2011 to Rs. 4.9 billion in fiscal 2012.

Potential problem loans

When management has doubts as to a borrower’s ability to comply with loans’ repayment terms, the Bank considers these loans as potential problem loans. At March 31, 2012, the Bank had Rs. 16,981.0 million in potential problem loans, which were not classified as non-performing or restructured assets. We closely monitor these loans and the borrowers of these loans for compliance with the loan repayment terms. We also similarly monitor past-due loans and below-investment grade loans, as discussed in Schedule 18B of the consolidated financial statements.

Subsidiaries, Associates and Joint Ventures

The following table sets forth certain information relating to our subsidiaries, associates and joint ventures at March 31, 2012.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total Assets(3)
			(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private Equity/venture capital fund management	100.00%	Rs.	2,002	Rs.	1,682	Rs.	2,776
ICICI Securities Primary Dealership Limited .	February 1993	Securities investment, trading and underwriting	100.00%		5,984		6,210		88,771

Name	Year of formation	Activity	Ownership interest	Total income(1)	Net worth(2)	Total Assets(3)
			(in millions, except percentages)
ICICI Prudential Asset Management Company Limited(4)	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%	3,508	1,458	2,494
ICICI Prudential Trust Limited(4)	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%	6	11	18
ICICI Securities Limited	March 1995	Securities broking & merchant banking	100.00%	7,182	3,008	9,481
TCW/ICICI Investment Partners Limited(5) (earlier known as TCW/ICICI Investment Partners Limited Liability Company)	April 1995	Asset management	50.00%	0.03	-	-
ICICI International Limited	January 1996	Asset management	100.00%	44	83	89
ICICI Bank Eurasia Limited Liability Company	May 1998	Banking	100.00%	924	3,603	15,476
ICICI Trusteeship Services Limited	April 1999	Trusteeship services	100.00%	1	4	4
ICICI Home Finance Company Limited	May 1999	Housing finance	100.00%	10,710	14,085	74,224
ICICI Investment Management Company Limited	March 2000	Asset management	100.00%	66	143	165
ICICI Securities Holdings Inc .	June 2000	Holding company	100.00%	57	597	599
ICICI Securities Inc .	June 2000	Securities broking	100.00%	73	36	107
ICICI Prudential Life Insurance Company Limited(4)	July 2000	Life insurance	73.86%	141,164	30,053	716,544
ICICI Lombard General Insurance Company Limited(4)	October 2000	General insurance	73.44%	67,956	15,078	105,252
ICICI Bank UK PLC	February 2003	Banking	100.00%	10,397	36,103	207,790
ICICI Bank Canada	September 2003	Banking	100.00%	11,153	51,323	267,959
ICICI Prudential Pension Funds Management Company Limited(6)	April 2009	Pension fund management	100.00%	10	109	117

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital, share application money and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

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

The following table sets forth certain information on other significant entities whose results were included in the consolidated financial statements under Indian GAAP at March 31, 2012. During fiscal 2012, I-Solutions Providers (India) Private Limited was amalgamated with I-Process Services (India) Private Limited and accordingly ceased to be a consolidating entity. During fiscal 2012, Prize Petroleum Company Limited ceased to be a consolidating entity as our stake in this entity has been divested. Accordingly, these entities are not included in the table.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total Assets(3)
			(in millions, except percentages)
Mewar Aanchalik Gramin Bank(4)	January 1983	Banking	35.00%	Rs.	493	Rs.	107	Rs.	6,556
ICICI Kinfra Limited	January 1996	Infrastructure development consultancy	76.00%		4		11		20
ICICI Equity Fund	March 2000	Unregistered venture capital fund	100.00%		36		644		651
ICICI Eco-net Internet & Technology Fund	October 2000	Venture capital fund	92.12%		53		144		146
ICICI Emerging Sectors Fund	March 2002	Venture capital fund	99.31%		522		422		435
ICICI Strategic Investments Fund	February 2003	Unregistered venture capital fund	100.00%		98		1,457		1,457
I-Ven Biotech Limited	December 2003	Investment in research and development of biotechnology	100.00%		4		241		241
I-Process Services (India) Private Limited(4)	April 2005	Services related to back end operations	19.00%		619		3		105
ICICI Venture Value Fund	June 2005	Venture capital fund	54.35%		0.01		0.04		0.25
Financial Inclusion Network and Operations Limited(4)	June 2006	Support services for financial inclusion	27.26%		2,411		2,606		3,461
NIIT Institute of Finance, Banking and Insurance Training Limited(4)	June 2006	Education and training in banking and finance	18.79%		399		(36)		79
Rainbow Fund(4)	March 2008	Unregistered venture capital fund	23.98%		1		8		9
ICICI Merchant Services Private Limited(4)	July 2009	Merchant acquiring	19.00%		955		872		3,896

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus.

(3)	Total assets represent fixed assets, advances, and investments and gross current assets (including cash and bank balances).

(4)	These entities have been accounted in accordance with the equity method as prescribed by AS 23 on ‘accounting for investments in associates in consolidated financial statements’.

At year-end fiscal 2012, all of our subsidiaries and joint ventures were incorporated in India, except the following seven companies:

•	ICICI Securities Holdings Inc., incorporated in the United States;

•	ICICI Securities Inc., incorporated in the United States;

•	ICICI Bank UK PLC (formerly ICICI Bank UK Limited), incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI Bank Eurasia Limited Liability Company, incorporated in Russia;

•	ICICI International Limited, incorporated in Mauritius; and

•	TCW/ICICI Investment Partners Limited, incorporated in Mauritius.

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

Technology

We continue to endeavor to be at the forefront of usage of technology in the financial services sector. We strive to use information technology as a strategic tool for our business operations, to gain a competitive advantage and to improve our overall productivity and efficiency. Our technology initiatives are aimed at enhancing value, offering customers greater convenience and improved service levels while optimizing costs. Our focus on technology emphasizes:

•	Electronic and online channels to:

•	offer easy access to our products and services;

•	reduce distribution and transaction costs;

•	new customer acquisition;

•	enhance existing customer relationships; and

•	reduce time to market.

•	The application of information systems for:

•	operational efficiency;

•	effective marketing;

•	monitoring and controlling risks;

•	identifying, assessing and capitalizing on market opportunities; and

•	assisting in offering improved products and services to customers.

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

Banking Application Software

We use banking applications like a core banking system, loan management system, and credit card management system, all of which are flexible and scalable and allow us to serve our growing customer base. A central stand-in server ensures services all days of the week, throughout the year, to the various delivery channels even if the primary systems are unavailable. In addition to our data center in Mumbai, we have built a new state-of-the-art data center in Hyderabad for centralized data base management, data storage and retrieval and a new disaster recovery center. We are currently migrating to this data center.

Electronic and Online Channels

We use a combination of physical and electronic delivery channels to maximize customer choice and convenience, which has helped to differentiate our products in the marketplace. Our branch banking software is flexible and scalable and integrates seamlessly with our electronic delivery channels. At March 2012, we had 9,006 automated teller machines across India. Our automated teller machines have additional features such as instant fund transfer, bill payment and insurance premium payment. We offer a number of online banking services to our customers for both corporate and retail products and services. Our call centers across locations at Thane and Hyderabad are operational around the clock and are equipped with multiple leading edge systems such as interactive voice response systems, automatic call distribution, computer telephony integration and voice recorders. We seek to use the latest technology in these call centers to provide an integrated customer view to the call center agents to get a complete overview of the customer’s relationship with us. The database enables customer segmentation and assists the call agent in identifying and executing cross-selling opportunities. In fiscal 2012, we launched a banking application on Facebook allowing customers to access their account details, view account statements and place service requests.

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

We have centralized the systems of treasuries of all our overseas branches and banking subsidiaries. As a result, the processing of transactions as well as the applications used for deal entry are now centrally located and maintained in India. This provides easier manageability and greater control.

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

Commercial Banking Products and Services for Retail Customers

In the retail markets, competition is primarily from foreign and Indian commercial banks and housing finance companies. Foreign banks have product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller branch network than Indian commercial banks. Foreign banks in aggregate had only 302 branches in India at December 31, 2011. Indian public sector banks have wide distribution networks but generally relatively less strong technology and marketing capabilities while private sector banks have a relatively smaller branch network but stronger technology capabilities. With the implementation of technology-based core banking solutions, public sector banks have become more competitive in selling products and services to retail customers. In addition some specialized non-bank finance companies have increased market share in certain segments of retail banking products. We seek to compete in this market through a full product portfolio and effective distribution channels, which include branches, agents, robust credit processes and collection mechanisms, experienced professionals and superior technology.

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

Commercial Banking Products and Services for International Customers

Our international strategy is focused on India-linked opportunities. In our international operations, we face competition from Indian public sector banks with overseas operations, foreign banks with products and services targeted at non-resident Indians and Indian businesses and other service providers such as remittance services. Foreign banks have become more competitive in providing financing to Indian businesses leveraging their strength of access to lower cost foreign currency funds. We are seeking to position ourselves as an Indian bank offering globally-benchmarked products and services with an extensive distribution network in India to gain competitive advantage. We seek to leverage our technology capabilities developed in our domestic businesses to offer convenience and efficient services to our international customers. We also seek to leverage our strong relationships with Indian corporations in our international business.

Commercial Banking Products and Services for Agricultural and Rural Customers

In our commercial banking operations for agricultural and rural customers, we face competition from public sector banks that have large branch networks in rural India. Other private sector banks and non-banking finance companies also provide products and services in rural India. We also face competition from specialized players such as rural finance institutions and non banking finance companies. We seek to compete in this business based on our product strategy and multiple channels.

Insurance and Asset Management

Our insurance and asset management joint ventures face competition from existing dominant public sector players as well as new private sector players. We believe that the key competitive strength of our insurance joint ventures is the combination of our experience in the Indian financial services industry with the global experience and skills of our joint venture partners. We believe that ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company have built strong product, distribution and risk management capabilities, achieving market leadership positions in their respective businesses. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Prudential Life Insurance Company had a retail market share of about 5.9% in new business written (on a retail weighted received premium basis) during fiscal 2012. ICICI Lombard General Insurance Company had a market share of about 9.4% in gross written premiums during fiscal 2012 (excluding premium on the motor third party insurance pool). See also “Business—Insurance”. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was among the top three mutual funds in India in terms of average funds under management.

Employees

At year-end fiscal 2012, we had 81,254 employees, including sales executives, employees on fixed term contracts and interns, compared to 79,978 employees at year-end fiscal 2011 and 74,056 employees at year-end fiscal 2010. Of these, 58,276 employees were employed by ICICI Bank in fiscal 2012, an increase from 56,969 at year-end fiscal 2011. Of our 81,254 employees at year-end fiscal 2012, approximately 31,591 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

We dedicate a significant amount of senior management time to ensuring that employees remain highly motivated and perceive the organization as a satisfactory working environment. Employee compensation is linked to performance and we encourage the involvement of our employees in the overall performance and profitability of the Bank. A performance appraisal system has been implemented to assist management in career development and succession planning. Management believes that it has good relationships with its employees.

ICICI Bank has an employee stock option scheme to encourage and retain high-performing employees. Pursuant to the employee stock option scheme up to 10.0% (5.0% up to fiscal 2012) of the aggregate of our issued equity shares at the time of grant of the stock options can be allocated under the employee stock option scheme. The stock options entitle eligible employees to apply for equity shares. The grant of stock options is approved by ICICI Bank’s board of directors on the recommendation of the Board Governance, Remuneration and Nomination Committee. The eligibility of each employee is determined based on an evaluation including the employee’s work performance, technical knowledge and leadership qualities. See also “Management—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme”.

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

In addition to basic compensation, employees of ICICI Bank are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time, which was specified at 8.25% for fiscal 2012. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. ICICI Bank has also set up a superannuation fund to which it contributes defined amounts. The employees have been given an option to opt out of the superannuation fund and in such cases the defined amounts are paid as part of monthly salary. In addition, ICICI Bank contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

The following table sets forth, at the dates indicated, the number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities.

	At March 31,
	2010			2011			2012
	Number		% of total	Number		% of total	Number		% of total
ICICI Bank Limited	41,068		55.9%	56,969		71.2%	58,276		71.7%
ICICI Prudential Life Insurance Company Limited	20,295		27.8	13,393		16.8	13,608		16.8
ICICI Lombard General Insurance Company Limited	4,650		6.3	4,264		5.3	4,153		5.1
ICICI Home Finance Company Limited	3,077	(2)	4.1	360	(3)	0.4	363	(4)	0.4

	At March 31,
	2010		2011		2012
	Number	% of total	Number	% of total	Number	% of total
ICICI Prudential Asset Management Company Limited	774	1.0	857	1.1	698	0.9
ICICI Securities Limited	3,480	4.0	3,462	4.3	3,481	4.3
ICICI Securities Primary Dealership Limited	75	0.1	72	0.1	73	0.1
Others	637	0.8	601	0.8	602	0.7
Total number of employees(1)	74,056	100.0%	79,978	100.0%	81,254	100.0%

(1)	Includes interns, sales executives and employees on fixed-term contract totaling 2,241 at year-end fiscal 2012, 2,033 at year-end fiscal 2011 and 6,456 at year-end fiscal 2010.

(2)	Including 715 employees deputed from ICICI Bank.

(3)	Including 260 employees deputed from ICICI Bank.

(4)	All employees are deputed from ICICI Bank.

Properties

Our registered office is located at Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India. Our corporate headquarters is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal network consisting of 2,752 branches and 9,006 ATMs at year-end fiscal 2012 in India. At June 30, 2012, ICICI Bank had a network of 2,755 branches in India. These facilities are located throughout India. In addition to the branches, extension counters and ATMs, ICICI Bank has 39 controlling/administrative offices including the registered office at Vadodara and the corporate headquarters at Mumbai, and 49 regional processing centers and three central processing centers, two located in Mumbai and one in Hyderabad. We have branches in Bahrain, Dubai International Financial Centre, Hong Kong, Qatar financial centre, Singapore, Sri Lanka and the United States and representative offices in the United Arab Emirates, Bangladesh, China, Indonesia, Malaysia, South Africa and Thailand. ICICI Bank also provides residential facilities to employees. At March 31, 2012, ICICI Bank had 841 apartments for its employees.

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

The following penalties were imposed and paid by us in the past:

•
The Securities and Futures Commission, Hong Kong charged us and other banks with carrying on the business of dealing in securities in Hong Kong between June 15, 2004 and March 8, 2006, without having the requisite license. The Eastern Magistrate’s Court, Hong Kong, on April 10, 2007 fined us a sum of HK$ 40,000 and ordered us to reimburse prosecution costs of HK$ 54,860.

•	In fiscal 2011, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on us in connection with Know Your Customer guidelines.

•
In May 2012, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 11.8 million on ICICI Prudential Life Insurance Company because of non-compliance with certain provisions of the Insurance Act, 1938 and regulations/guidelines issued by the Insurance Regulatory and Development Authority in respect of intermediaries and group insurance.

•
In fiscal 2012, the Reserve Bank of India imposed a penalty of Rs. 1.5 million on us in connection with non-compliance of certain instructions issued by the Reserve Bank of India with respect to our derivatives business.

•	In May 2012, the Reserve Bank of India imposed a penalty of Rs. 0.07 million on the Bank in connection with an operational error regarding the sale of government securities on behalf of a customer.

•	In May 2012, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on ICICI Securities Primary Dealership in connection with an operational error regarding the sale of government securities.

See also “Risk Factors—Risks Relating to Our Business—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”, “—There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business”, “—We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs” and “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

At year-end fiscal 2012, our contingent tax liability was assessed at an aggregate of Rs. 31.6 billion, mainly pertaining to income tax and sales tax/value added tax demands by the government of India’s tax authorities for past years. We have appealed each of these tax demands. The consequence of inquiries initiated by the tax authorities cannot be quantified, as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in our own and other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at year-end fiscal 2012. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us. Of the overall contingent tax liability of Rs. 31.6 billion:

•
Rs. 2.0 billion relates to sales tax/value added tax assessments where we are relying on favorable decisions in our own and other precedent cases and opinions from counsel. The disputed issues mainly pertain to taxes on interstate/import leases by various state government authorities with respect to lease transactions entered into by the Bank, value added tax imposed on the sale of repossessed assets and bullion-related procedural issues such as the submission of statutory forms.

•
Rs. 29.6 billion relates to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to income tax, where we are relying on favorable precedent decisions of the appellate court and expert opinions.  The key disputed liabilities are detailed below:

•
Rs. 9.5 billion relates to whether interest expenses can be attributed to earning tax-exempt dividend income. We believe that no interest can be allocated thereto as there are no borrowings earmarked for investment in shares and our interest free funds are sufficient to cover investments in the underlying shares. The Bank relies on the favorable opinion from counsel and favorable appellate decisions in similar cases.

•
Rs. 5.0 billion relates to the disallowance of marked-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Bank relies on the favorable opinion from counsel and favorable appellate decisions in similar cases, which had allowed the deduction of marked-to-market losses from business income.

•
Rs. 3.7 billion relates to the disallowance of depreciation claims on leased assets by the tax authorities, who believe the lease transactions should be treated as loan transactions. There was a recent unfavorable court judgment in a similar case, which could have an impact on the Bank’s case. The Bank has obtained a favorable opinion from counsel that based on the merits of the Bank’s case, the Bank has a high probability of obtaining a favorable judgment from higher appellate authorities.

•
Rs. 2.7 billion relates to taxability of amounts withdrawn from the Special Reserve. ICICI had maintained two special reserve accounts, including the Special Reserve created up to assessment year 1997-98. Withdrawals from this account were assessed as taxable by the tax authorities for the assessment years 1998-99 to 2000-01. We have received a favorable order in respect of the assessment year 1998-1999 and 1999-2000 but the income tax department has appealed the favorable order.

•
Rs. 1.7 billion relates to double taxation of income of our venture fund, ICICI Emerging Sectors Fund. The assessing officer has taxed the income received by ICICI Emerging Sectors Fund by treating the venture fund as an “association of persons” resulting in double taxation of income both in the hands of Emerging Sector Fund and beneficiaries. ICICI Emerging Sectors Fund has obtained relief from the Commissioner of Income Tax (Appeals) but the tax authorities have challenged the relief order before the higher appellate authority.

Based on judicial precedents of our own and other cases, and upon consultation with tax counsel, management believes that it is more likely than not that our tax position will be sustained.  Accordingly, no provision has been made in the accounts.

The above mentioned contingent liability of Rs. 31.6 billion does not include Rs. 22.2 billion pertaining to the deduction of bad debts and levy of penalties which are pending before appellate authorities, as these liabilities are considered remote, since they are covered by Supreme Court (the highest court in India) decisions in other cases and therefore not required to be disclosed as contingent liability.

A number of litigations and claims against ICICI Bank and its directors are pending in various forums. The claims on ICICI Bank mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Bank is also subject to counterclaims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of the inherent unpredictability of litigation and for cases where the claim amount sought are substantial, the actual cost of resolving litigations may be substantially different from the provision held.

ICICI Bank held a total provision of Rs. 379 million at year-end fiscal 2012 for 629 cases with claims totaling approximately Rs. 1,025 million, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made. Of the total provision made, Rs. 347 million related to 625 cases with claims of Rs. 944 million and Rs. 32 million related to four cases with claim of Rs. 81 million which is the claims of sale proceeds received from the court against an undertaking.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At year-end fiscal 2012, such claims amounted to a total of Rs. 1,878 million relating to 84 cases. It is not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases.

For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor did it include the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in lawsuits against ICICI Bank. There were 226 such cases at year-end fiscal 2012.

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

At year-end fiscal 2012, there were 55 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more, with an aggregate amount of approximately Rs. 8.25 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are litigations where the amounts claimed are Rs. 1.0 billion or higher:

•
On October 4, 2011, the New York Branch of ICICI Bank was served with a restraining notice and information subpoena by a New York District Court seeking information about Indiabulls Financial Services Limited with instructions to freeze and surrender their assets pursuant to a dispute between Amaprop Limited and Indiabulls Financial Services Limited. While ICICI Bank fully responded to the information subpoena, it indicated that it would not be able to freeze and surrender any assets of a client located in India in the absence of a court order from an Indian Court, as such actions would conflict with the requirements of applicable Indian laws. Thereafter, ICICI Bank was served a show cause notice requesting that ICICI Bank pay Amaprop the amount of funds transferred by Indiabulls Financial Services Limited and damages up to U.S.$49 million. In its response submitted in January 2012, ICICI Bank, inter alia, submitted that its actions were in compliance with applicable laws of India and New York at all times. The matter was heard by the United States District Court, Southern District of New York and an order dated February 16, 2012 held the show cause notice to be valid and enforceable in respect of all funds and assets of Indiabulls Financial Services Limited held in India or elsewhere. The court order further directed ICICI Bank to freeze all accounts and deposits of Indiabulls Financial Services Limited held by ICICI Bank and remit these funds to Amaprop Limited. Accordingly, ICICI Bank remitted an amount of Rs. 2 million, equivalent to US$ 41,529 to Amaprop Limited. ICICI Bank has filed an appeal.

•
In 1999, we filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for the recovery of amounts totaling Rs. 169 million due from Esslon Synthetics Limited. In May 2001, the guarantor filed a counterclaim for an amount of Rs. 1.00 billion against us and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited filed an application to amend the counterclaim in January 2004. We have filed our reply to the application for amendment. The guarantor has also filed an interim application on the grounds that certain documents have not been exhibited, to which we have filed our reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. In the  meantime,  the Industrial  Development  Bank  of  India  has  challenged  the  order  of  the  Debt Recovery Tribunal, Delhi, whereby the Debt Recovery Tribunal allowed LML Limited to be included in the list of parties. The Debt Recovery Appellate Tribunal, Delhi has passed an interim stay order against the Debt Recovery Tribunal proceedings. In the liquidation proceeding before the High Court at Allahabad, the official liquidator attached to the Allahabad High Court sold the assets of Esslon Synthetics for Rs. 61 million in November 2002. The sales proceeds are in the process of being distributed to various parties including us.

•
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

American Depository Receipt Fees and Payments

Fees and Charges Payable by Holders of our ADSs

The fees and charges payable by holders of our ADSs include the following:

(i)      a fee not in excess of U.S.$ 0.05 per ADS is charged for each issuance of ADSs including issuances resulting from distributions of shares, share dividends, share splits, bonuses and rights distributions ;

(ii)     a fee not in excess of U.S.$ 0.05 per ADS is charged for each surrender of ADSs in exchange for the underlying deposited securities;

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

Fees and Other Payments Made by the Depositary

In fiscal 2012, the Bank entered into an agreement with the Depositary, Deutsche Bank Trust Company Americas, under which the Depositary shall reimburse the Bank for annual expenses incurred by the Bank towards investor relations or other expenses directly related to the ongoing maintenance of the American Depository Receipt program. There are limits on the amount of expenses for which the depository will reimburse the Bank, but the amount of reimbursement available to the Bank is not necessarily tied to the amount of fees the depository collects from investors. Under certain circumstances, including the removal of Deutsche Bank Trust Company Americas as Depositary or termination of the American Depository Receipt program, we are required to repay to Deutsche Bank Trust Company Americas amounts reimbursed in prior periods. The reimbursement will begin in fiscal 2013. Accordingly, the Bank did not receive any reimbursement from the Depositary during the fiscal 2012.

SELECTED CONSOLIDATED FINANCIAL AND OPERATING DATA

The following discussion and tables are based on our audited consolidated financial statements and accompanying notes prepared in accordance with Indian GAAP. For a reconciliation of net income and stockholders’ equity to U.S. GAAP, a description of significant differences between Indian GAAP and U.S. GAAP and certain additional information required under U.S. GAAP, see notes 20 and 21 to our consolidated financial statements included in this annual report. For selected financial data in accordance with U.S. GAAP, see “Selected U.S. GAAP Financial Data”.

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

The consolidated financial statements for fiscal 2008, 2009 and 2010 were audited by B S R & Co., Chartered Accountants, and for fiscal 2011 and 2012 by S.R. Batliboi & Co., Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2008, through 2012 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our Indian GAAP financial statements, along with the reconciliation of net profit and stockholders’ equity to U.S. GAAP, including the notes to these financial statements, audited by KPMG are set forth at the end of this annual report.

Our annual report, prepared and distributed to our shareholders under Indian law and regulations, includes consolidated as well as unconsolidated Indian GAAP financial statements and analysis of our results of operations and financial condition based on unconsolidated Indian GAAP financial statements.

You should read the following data with the more detailed information contained in “Operating and Financial Review and Prospects” and our consolidated financial statements. Historical results do not necessarily predict our results in the future.

Operating Results Data

The following table sets forth, for the periods indicated, our operating results data.

	Year ended March 31,
	2008		2009		2010		2011		2012		2012(1)
	(in millions, except per common share data)
Selected income statement data:
Interest income(2)	Rs.	340,950	Rs.	362,507	Rs.	301,537	Rs.	300,814	Rs.	379,948	US$	7,466
Interest expense		(257,670)		(264,873)		(207,292)		(193,426)		(250,132)		(4,915)
Net interest income		83,280		97,634		94,245		107,388		129,816		2,551
Non-interest income		259,581		279,024		294,461		315,133		286,634		5,632
Net total income		342,861		376,658		388,706		422,521		416,450		8,183
Non-interest expenses
Direct marketing agency expenses(3)		(15,750)		(6,122)		(2,413)		(2,579)		(2,574)		(51)
Depreciation on leased assets		(1,821)		(2,101)		(1,417)		(789)		(423)		(8)
Expenses pertaining to insurance business		(142,793)		(165,499)		(179,160)		(209,029)		(179,254)		(3,522)
Other operating expenses(4)		(110,070)		(108,136)		(94,343)		(100,627)		(113,270)		(2,226)
Total non-interest expenses		(270,434)		(281,858)		(277,333)		(313,024)		(295,521)		(5,807)
Operating profit before provisions		72,427		94,800		111,373		109,497		120,929		2,376
Provisions and contingencies		(30,178)		(45,117)		(45,587)		(25,600)		(14,063)		(276)
Profit before tax		42,249		49,683		65,786		83,897		106,866		2,100
Provision for tax(5)		(11,097)		(15,889)		(17,352)		(20,715)		(27,490)		(540)
Profit after tax		31,152		33,794		48,434		63,182		79,376		1,560
Minority interest		2,830		1,975		(1,731)		(2,249)		(2,947)		(58)
Net profit	Rs.	33,982	Rs.	35,769	Rs.	46,703	Rs.	60,933	Rs.	76,429	US$	1,502
Per common share:
Earnings-basic(6)	Rs.	32.19	Rs.	32.13	Rs.	41.93	Rs.	53.54	Rs.	66.33	US$	1.30
Earnings-diluted(7)		32.00		32.07		41.72		53.25		66.06		1.30
Dividend (8)		11.00		11.00		12.00		14.00		16.50		0.32
Book value(9)		385.73		396.15		436.48		452.89		506.02		9.94
Equity shares outstanding at the end of the period (in millions of equity shares)		1,113		1,113		1,115		1,152		1,153		1,153
Weighted average equity shares outstanding - basic (in millions of equity shares)		1,056		1,113		1,114		1,138		1,152		1,152
Weighted average equity shares outstanding – diluted (in millions of equity shares)		1,062		1,115		1,118		1,143		1,156		1,156

(1)
Rupee amounts for fiscal 2012 have been translated into U.S. dollars using the exchange rate of Rs. 50.89 = U.S.$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2012.

(2)
Interest income includes interest on rupee and foreign currency loans and advances (including bills) and hire purchase receivables and gains/(losses) on sell-down of loans of ICICI Bank. Interest income also includes interest on income tax refunds of Rs. 880 million, Rs. 3.4 billion, Rs. 1.2 billion, Rs. 1.7 billion and Rs. 846 million for fiscal 2008, 2009, 2010, 2011 and 2012 respectively.

(3)	Includes commissions paid to direct marketing agents or associates in connection with sourcing our retail assets. These commissions are expensed upfront and not amortized over the life of the loan.
(4)
Includes employee expenses, establishment expenses, depreciation on fixed assets, amortization of expenses related to early retirement option scheme and other general office expenses. Non-interest expenses include Rs. 384 million for fiscal 2008, Rs. 118 million for fiscal 2009 and nil for fiscal 2010, 2011 and 2012 on account of the amortization of expenses related to our early retirement option scheme over a period of five years as approved by the Reserve Bank of India.

(5)
Includes income tax (net of deferred tax), wealth tax and fringe benefit tax. The levy of fringe benefit tax is not applicable as Finance (No. 2) Act, 2009 has abolished fringe benefit tax with effect from fiscal 2010.

(6)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share before dilutive impact.
(7)
Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 40,000, 5,098,000, 9,238,020, 13,503,150 and 12,870,600 equity shares granted to employees at a weighted average exercise price of Rs. 1,135.3, Rs. 914.4, Rs. 926.3, Rs. 944.7 and Rs. 1,003.4 were outstanding at year-end fiscal 2008, 2009, 2010, 2011 and 2012 respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

(8)
In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 11.00 per equity share for each of fiscal years 2008 and 2009, which were paid in fiscal 2009 and fiscal 2010 respectively. We declared a dividend of Rs. 12.00 per equity share for fiscal 2010, which was paid in fiscal 2011. We declared a dividend of Rs. 14.00 per equity share for fiscal 2011, which was paid in fiscal 2012. We declared a dividend of Rs. 16.50 per equity share for fiscal 2012, which was paid in fiscal 2013. The dividend per equity share shown above is based on the total amount of dividends declared for the year, exclusive of dividend tax.

(9)	Represents equity share capital, employees’ stock options outstanding and reserves and surplus reduced by deferred tax assets, goodwill and early retirement option expenses, not written off.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period. For fiscal 2008, the average balances for a fiscal year are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year. For fiscal 2009, 2010 and 2011, the average balances are the sum of the daily average balances outstanding for ICICI Bank, except for the averages of overseas branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year for subsidiaries and other consolidated entities. For fiscal 2012, the average balances are the sum of the daily average balances outstanding except for the averages of overseas branches of ICICI Bank which were calculated on a fortnightly basis.

	Year ended March 31,
	2008	2009	2010	2011	2012
Selected income statement data:
Interest income	7.82%	7.40%	6.12%	5.84%	6.73%
Interest expense	(5.91)	(5.41)	(4.21)	(3.75)	(4.43)
Net interest income	1.91	1.99	1.91	2.09	2.30
Non-interest income	5.95	5.70	5.98	6.11	5.08
Total income	7.86	7.69	7.89	8.20	7.38
Direct marketing agency expenses	(0.36)	(0.12)	(0.05)	(0.05)	(0.05)
Depreciation on leased assets	(0.04)	(0.04)	(0.03)	(0.02)	(0.01)
Expenses pertaining to insurance business	(3.27)	(3.38)	(3.64)	(4.05)	(3.18)
Other operating expenses	(2.53)	(2.21)	(1.91)	(1.95)	(2.01)
Non-interest expenses	(6.20)	(5.75)	(5.63)	(6.07)	(5.24)
Operating profit before provisions	1.66	1.94	2.26	2.13	2.14
Provisions and contingencies	(0.69)	(0.92)	(0.93)	(0.50)	(0.25)
Profit before tax	0.97	1.01	1.34	1.63	1.89
Provision for tax	(0.25)	(0.32)	(0.35)	(0.40)	(0.49)
Profit after tax	0.72	0.69	0.98	1.23	1.41
Minority interest	0.06	0.04	(0.04)	(0.04)	(0.05)
Net profit	0.78%	0.73%	0.95%	1.19%	1.35%

The following table sets forth, for the periods indicated, our selected financial data.

	At or for the year ended March 31,
	2008		2009		2010		2011		2012		2012(1)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs.	4,856,166	Rs.	4,826,910	Rs.	4,893,473	Rs.	5,337,679	Rs.	6,041,914	US$	118,725
Investments		1,600,468		1,481,070		1,863,198		2,096,528		2,398,641		47,134
Advances, net		2,514,017		2,661,305		2,257,781		2,560,193		2,921,254		57,403

Non-performing customer assets (gross)(2)		77,963		99,921		105,821		111,575		107,124		2,105
Total liabilities		4,408,944		4,359,134		4,380,508		4,784,654		5,429,149		106,684
Deposits		2,769,832		2,618,558		2,415,723		2,591,060		2,819,505		55,404
Borrowings (includes subordinated debt and redeemable non-cumulative preference shares)		1,073,238		1,160,663		1,156,983		1,258,389		1,612,966		31,695
Equity share capital		11,127		11,133		11,149		11,518		11,528		227
Reserves and surplus		436,095		456,642		501,816		541,507 (3)		601,237 (3)		11,814
Period average(4):
Total assets		4,361,169		4,898,664		4,930,720		5,155,292		5,644,865		110,923
Interest-earning assets		3,627,576		4,182,862		4,060,883		4,157,164		4,697,241		92,302
Advances, net		2,284,649		2,578,553		2,395,300		2,350,205		2,720,937		53,467
Total liabilities(5)		3,994,367		4,415,984		4,418,129		4,595,618		5,026,866		98,779
Interest-bearing liabilities		3,503,058		3,878,871		3,713,343		3,717,501		4,099,844		80,563
Borrowings		964,858		1,301,193		1,308,823		1,303,276		1,465,670		28,801
Stockholders’ equity		366,802		482,680		512,591		559,674		617,999		12,144
Profitability:
Net profit as a percentage of:
Average total assets		0.78%		0.73%		0.95%		1.19%		1.35%
Average stockholders’ equity		9.26		7.41		9.05		10.89		12.37
Dividend payout ratio(6)		36.13		34.24		28.65		26.46		24.89
Spread(7)		2.04		1.93		1.95		2.12		2.06
Net interest margin(8)		2.30		2.43		2.42		2.67		2.83
Cost-to-income ratio(9)		78.88		74.83		71.35		74.08		70.96
Cost-to-average assets ratio(10)		6.20		5.75		5.62		6.07		5.24
Capital(11):
Average stockholders’ equity as a percentage of average total assets		8.41%		9.85%		10.40%		10.86%		10.95%
Asset quality:
Net restructured assets as a percentage of net customer assets		1.77%		2.10%		2.36%		0.65%		1.22%
Net non-performing assets as a percentage of net customer assets(12)		1.36%		1.67%		1.84%		1.06%		0.79%
Provision on restructured assets as a percentage of gross restructured assets		3.25%		2.83%		4.40%		4.58%		9.59%
Provision on non-performing assets as a percentage of gross non-performing assets		53.91%		52.62%		55.83%		71.25%		74.56%
Provision as a percentage of gross customer assets(13)		2.20%		2.45%		3.02%		3.25%		2.98%

(1)
Rupee amounts at year-end fiscal 2012 have been translated into US dollars using the exchange rate of Rs. 50.89 = U.S.$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2012.

(2)
Until March 31, 2008, this figure includes suspended interest on working capital loans and claims received from Export Credit Guarantee Corporation of India/Deposit Insurance Credit Guarantee Corporation.

(3)	Includes balance in employees stock options outstanding which will be transferred to “Equity share capital” or “Reserves and surplus” on exercise/lapse of options.
(4)
For fiscal 2008, the average balances for a fiscal year are the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year. For fiscal 2009, 2010 and 2011, the average balances are the sum of daily average balances outstanding for ICICI Bank, except for the averages of overseas branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year for subsidiaries and other consolidated entities. For fiscal 2012, the average balances are the sum of the daily average balances outstanding, except for the averages of overseas branches of ICICI Bank which were calculated on a fortnightly basis.

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

(9)	Represents the ratio of non-interest expenses to total income. Total income represents the sum of net interest income and non-interest income.
(10)	Represents the ratio of non-interest expenses to average total assets.
(11)
ICICI Bank’s capital adequacy is computed in accordance with the Basel II norms stipulated by the Reserve Bank of India and is based on unconsolidated financial statements prepared in accordance with Indian GAAP and based on consolidated financial statements as per the Reserve Bank of India guidelines on consolidated prudential report. At year-end fiscal 2012, ICICI Bank’s total capital adequacy ratio at the unconsolidated level was 18.5% with a tier I capital adequacy ratio of 12.7% and a tier II capital adequacy ratio of 5.8%. At year-end fiscal 2012, the total capital adequacy ratio of the Bank at the consolidated level was 19.6% with a tier I capital adequacy ratio of 12.8% and a tier II capital adequacy ratio of 6.8%.

(12)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.
(13)	Includes general provision on standard assets.

Selected U.S. GAAP Financial Data

The following table sets forth, certain selected financial data under generally accepted accounting principles adopted in the United States.

	At or for the year ended March 31,
	2008		2009		2010		2011		2012		2012(1)
	(in millions)
Total income(2)	Rs.	150,971	Rs.	172,658	Rs.	155,106	Rs.	152,661	Rs.	188,192	3,698
Net income/(loss) attributable to ICICI Bank’s shareholders’		33,111		34,449		45,250		54,027		69,982	1,375
Total assets		4,993,632		5,012,346		4,820,604		5,235,877		5,511,339	108,299
ICICI Bank’s stockholders’ equity		464,755		485,847		523,063		590,116		638,722	12,551
Other comprehensive income/(loss)		(4,611)		(5,741)		(246)		(1,332)		(7,257)	(143)
Per equity share
Net income/(loss) from continuing operation-basic(3)		31.37		30.95		40.63		47.48		60.73
Net income/(loss) from continuing operation-diluted(4)		30.87		30.78		40.35		47.23		60.50
Dividend(5)		10.00		11.00		11.00		12.00		14.00

(1)
Rupee amounts for fiscal 2012 have been translated into U.S. dollars using the exchange rate of Rs. 50.89 = U.S.$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on March 31, 2012.

(2)	Represents net interest income plus non-interest income.
(3)	Represents net income/(loss) before dilutive impact.
(4)
Represents net profit/(loss) adjusted for full dilution. Options to purchase 40,000, 5,098,000, 9,238,020, 13,503,150 and 12,870,600 equity shares granted to employees at a weighted average exercise price of Rs. 1,135.3, Rs. 914.4, Rs. 926.3, Rs. 944.7 and Rs. 1,003.4 were outstanding at year-end fiscal 2008, 2009, 2010, 2011 and 2012 respectively, but were not included in the computation of diluted earnings per share because the exercise price of the options was greater than the average market price of the equity shares during the period.

(5)
In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 11.00 per equity share for each of fiscal years 2008 and 2009, which were paid in fiscal 2009 and fiscal 2010 respectively. We declared a dividend of Rs. 12.00 per equity share for fiscal 2010 which was paid in fiscal 2011. We declared a dividend of Rs. 14.00 per equity share for fiscal 2011 which was paid in fiscal 2012. We declared a dividend of Rs. 16.50 per equity share for fiscal 2012 which was paid in fiscal 2013. The dividend per equity share shown above is based on the total amount of dividends declared for the year, exclusive of dividend tax.

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

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. We are the largest private sector bank in India and the second largest bank in India, in terms of total assets. Apart from banking products and services, we offer life and general insurance, asset management, securities brokering and private equity products and services through specialized subsidiaries. Our total assets at year-end fiscal 2012 were Rs. 6,041.9 billion. Our consolidated capital and reserves at year-end fiscal 2012 was Rs. 612.8 billion. During fiscal 2012, our net profit was Rs. 76.4 billion compared to Rs. 60.9 billion during fiscal 2011.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of third party investment products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet and mobile phones. We had a network of 2,752 branches and 9,006 ATMs in India at year-end fiscal 2012. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, Indian businesses, India-linked opportunities and select local businesses such as insured mortgaged products in our Canada subsidiary as well as offering deposit products to the larger community. ICICI Bank’s overseas branches take deposits, raise borrowings and make loans primarily to Indian companies for their overseas operations as well as for their foreign currency requirements in India. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have banking subsidiaries in the United Kingdom, Canada and Russia, branches in Singapore, Dubai, Sri Lanka, Hong Kong, Qatar, the United States and Bahrain and representative offices in China, the United Arab Emirates, Bangladesh, South Africa, Malaysia, Thailand and Indonesia. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts, swaps and options. We take advantage of movements in markets to earn treasury income. We also earn fees from treasury products that we offer to our customers. Our overseas branches and subsidiaries also have investments in bonds of non-India financial institutions and in asset backed securities.

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company in India during fiscal 2012, with a market share of 5.9% based on new business written (on a retail weighted received premium basis). ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2012, with a market share of 9.4% in gross written premium (excluding premium on the motor third party insurance pool). ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was among the top three mutual funds in India in terms of average funds under management. We cross-sell the products of our insurance and asset management subsidiaries and other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has an operating subsidiary in the United States, ICICI Securities Inc., engaged in brokerage services. Our private equity fund management subsidiary ICICI Venture Funds Management Company manages funds that make private equity investments.

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

Trends in fiscal 2012

India’s gross domestic product grew by 6.5% during fiscal 2012, compared to a growth of 8.4% in fiscal 2011. The agriculture sector grew by 2.8% during fiscal 2012 compared to a growth of 7.0% during fiscal 2011, and growth in the services sector was 8.5% during fiscal 2012 compared to a growth of 9.2% during fiscal 2011. The industrial sector grew by 2.6% during fiscal 2012 compared to a growth of 6.8% during fiscal 2011. Among the sub-sectors within the industrial sector, the mining sector recorded a negative growth of 0.9%, the manufacturing sector grew by 2.5% and electricity sector grew by 7.9% during the year.

Inflation, as measured by the Wholesale Price Index, remained high at above 9.0% till November 2011. Inflation began to moderate thereafter to 7.7% in March 2012. Average inflation for fiscal 2012 was 8.9% compared to 9.6% in fiscal 2011. Food articles inflation declined from an average of 15.6% in fiscal 2011 to 7.3% in fiscal 2012. Taking into account the inflationary trends during fiscal 2012, the Reserve Bank of India calibrated its policy stance in line with macroeconomic conditions. During fiscal 2012, the repo rate was increased by 175 basis points from 6.75% to 8.50%, with the last increase of 25 basis points announced on October 25, 2011. The Reserve Bank of India in its mid-quarter monetary policy review in December 2011 paused further tightening of policy rates. Further, the Reserve Bank of India reduced the cash reserve ratio by 125 basis points from 6.0% to 4.75% during the fourth quarter of fiscal 2012. Liquidity in the system remained in deficit during fiscal 2012. Average borrowing by banks under the liquidity adjustment facility window of the Reserve Bank of India increased from Rs. 470.8 billion during fiscal 2011 to Rs. 798.8 billion during fiscal 2012, with average daily borrowing reaching a peak of about Rs. 2.0 trillion at the end of March 2012. In view of the tight liquidity conditions, apart from the reduction in the cash reserve ratio, the Reserve Bank of India also injected liquidity through open market operations. The yields on the benchmark 10-year government securities increased by about 58 basis points to 8.57% at year-end fiscal 2012 from 7.99% at year-end fiscal 2011. In response to tight liquidity conditions and a rising interest rate environment, scheduled commercial banks increased their deposit and lending rates, particularly in the first half of fiscal 2012.

Non-food credit growth slowed during the year, from 21.3% at March 25, 2011 to 16.8% at March 23, 2012, before increasing to 19.3% at March 30, 2012. Based on sector-specific credit data at March 23, 2012, growth in credit to industry was 21.3% and to the services sector was 14.7% on a year-on-year basis. Credit to the infrastructure sector moderated significantly recording a growth of 17.6% year-on-year at March 23, 2012 compared to 38.6% at March 25, 2011 mainly due to a slowdown in credit to the power and telecommunication sectors. Retail loan growth also slowed down to 12.1% year-on-year at March 23, 2012 compared to 17.0% at March 25, 2011. Similarly, deposit growth moderated during fiscal 2012 from 15.9% at March 25, 2011 to 13.5% at March 23, 2012, driven mainly by the decline in demand deposits. Deposit growth picked up at the year-end, with year-on-year growth in demand deposits at 15.3% and term deposits at 17.7% at March 30, 2012.

Equity markets remained volatile during fiscal 2012 due to global and domestic concerns. The benchmark equity index, the BSE Sensex, declined by 10.5% from 19,445 at year-end fiscal 2011 to 17,404 at year-end fiscal 2012. Foreign institutional investment flows into India during fiscal 2012 were lower compared to fiscal 2011, with net inflows of around U.S.$ 16.8 billion during fiscal 2012, compared to U.S.$ 29.4 billion in fiscal 2011.

While portfolio equity investment flows into India declined, foreign direct investment flows into India increased from US$ 25.9 billion in fiscal 2011 to US$ 33.0 billion in fiscal 2012. The current account deficit widened from US$ 46.0 billion (2.5% of gross domestic product) to US$ 78.2 billion (4.2% of gross domestic product) in fiscal 2012, reflecting a slowdown in exports relative to imports. India’s balance of payments recorded a deficit of US$ 12.8 billion in fiscal 2012 compared to a surplus of US$ 13.1 billion in fiscal 2011. The rupee depreciated by 14.6% against the US dollar from Rs. 44.65 per US dollar at year-end fiscal 2011 to Rs. 51.16 per US dollar at year-end fiscal 2012.

First year retail premium underwritten in the life insurance sector decreased by 4.8% (on a weighted received premium basis) to Rs. 479.4 billion in fiscal 2012 from Rs. 503.7 billion in fiscal 2011 reflecting primarily the changes in product and distribution trends following the regulatory changes in respect of unit linked insurance products during fiscal 2011. The average assets under management of mutual funds decreased by 5.1% from Rs. 7,005.4 billion in March 2011 to Rs. 6,647.9 billion in March 2012. The gross premium of the non-life insurance sector (excluding specialized insurance institutions) grew by 23.0% to Rs. 547.6 billion in fiscal 2012 from Rs. 445.3 billion in fiscal 2011.

There were a number of key regulatory developments in the Indian financial sector during fiscal 2012:

•
In May 2011, the Reserve Bank of India increased the interest rate on savings deposits by 50 basis points from 3.5% to 4.0%. Further, in October 2011, interest rates on savings accounts were deregulated with a uniform interest rate to be paid on deposits up to Rs. 100,000, and differential rates permitted for deposits of over Rs. 100,000 depending on the amount.

•
The Reserve Bank of India increased the rates of provisioning required for non-performing loans in May 2011. For the secured portion of assets classified as doubtful, 25.0% provision was required for assets that were classified as doubtful for a year (relative to the previous provision requirement of 20%), 40.0% for assets that were classified as doubtful for one to three years (relative to the previous provision requirement of 30%) and 100.0% for assets classified as doubtful for more than three years. Further, for sub-standard assets, a provision of 15.0% of the total outstanding loan amount was required with effect from May 2011 (relative to the previous provision requirement of 10%). Unsecured exposures identified as sub-standard require an additional provision of 10.0%, i.e., a total of 25.0% on the outstanding balance.

•
In May 2011, the report of the working group proposing a roadmap for the introduction of a financial holding company structure was released with key recommendations favoring the establishment of a financial holding company structure for the financial sector, particularly large financial groups, with a separate regulatory framework for these holding companies.

•	In August 2011, the Reserve Bank of India released draft guidelines for the licensing of new banks in the private sector.

•	In October 2011, the Reserve Bank of India permitted banks to open branches in tier 2 centers (centers with population of 50,000 to 99,999 as per census 2001) without prior approval.

•
In November 2011, the all-in-cost ceiling on external commercial borrowings of three years to five years maturity was raised from 300 basis points to 350 basis points. The all-in-cost ceiling for borrowings of five years and above maturity was kept unchanged at 500 basis points. Further, the all-in-cost ceiling for trade credits was increased from 200 basis points to 350 basis points.

•
In November 2011, the Reserve Bank of India issued prudential guidelines for single name credit default swaps on corporate bonds. Banks are now allowed to undertake such transactions, both as market makers and users.

•
In November 2011, the Reserve Bank of India announced guidelines permitting the establishment of infrastructure debt funds structured as non-banking finance companies. Guidelines for banks sponsoring such funds include a cap of 49% on equity holding.

•
In December 2011, the Reserve Bank of India announced the deregulation of interest rates on non-resident (external) rupee deposits and ordinary non-resident accounts, thus permitting banks to determine the interest rate on savings and term deposits of maturity one year and above.

•
In December 2011, the Reserve Bank of India issued guidelines on investments in subsidiaries and other companies, including investments in non-financial services companies. Equity investment by banks in non-financial services companies cannot exceed 10.0% of the investee company’s paid-up share capital. Equity investments in non-financial services companies at the group level, including investments by the bank’s subsidiaries, cannot exceed 20.0% of the investee company’s paid-up share capital. Also, equity investments by a bank, including investments in its subsidiaries and other companies, cannot exceed 20.0% of the bank’s paid-up share capital and reserves.

•
In December 2011, the Reserve Bank of India announced draft guidelines for implementing the Basel III capital regulations. In May 2012, the Reserve Bank of India announced the final guidelines in this regard under which Indian banks would have to maintain a minimum common equity tier I capital of 5.5%, a minimum tier 1 capital ratio of 7.0% of risk weighted assets, a capital conservation buffer of 2.5% comprising only common equity capital and a minimum overall capital adequacy ratio of 9.0%. These regulations will be implemented beginning from January 2013 and will be fully implemented by March 31, 2018.

•
In December 2011, the Reserve Bank of India issued guidelines on the internal ratings based approach for the calculation of capital charge for credit risks. Banks intending to migrate to the advanced measurement approach for operational risk and internal ratings based approaches for credit risk were required to apply to the Reserve Bank of India after April 1, 2012.

•
In fiscal 2012, the Reserve Bank of India began regulating microfinance institutions. The Reserve Bank of India also decided to give priority sector status to bank credit extended to microfinance institutions on or after April 1, 2011, where such funds are to be lent onwards for certain specified purposes. In other related announcements, in December 2011, the Reserve Bank of India decided to provide non-banking finance company status to microfinance institutions having a minimum networth of Rs. 50 million, a minimum capital adequacy ratio of 15.0% of risk weighted assets and with interest on individual loans capped at 25.0% per annum with an aggregate margin cap of 12.0%.

•
In March 2012, the Reserve Bank of India released a discussion paper on the dynamic loan loss provisioning framework, which proposes to replace the existing general provisioning norms. The objective is to limit the volatility in loan loss provisioning requirements witnessed during an economic cycle.

•
In July 2012, the Reserve Bank of India issued revised guidelines on priority sector lending requirements. While keeping the lending targets unchanged, the revised guidelines specify certain categories of lending that would be eligible for classification as priority sector lending and its sub-segments. The guidelines also aim to increase direct agricultural lending by banks to individuals and reduce lending activity through intermediaries like non-banking finance companies and housing finance companies. The guidelines also stipulate that investments by banks in securitized assets, outright purchases of loans and assignments would be eligible for classification under priority sector if the underlying assets themselves qualified for such treatment. Further, the interest rates charged to ultimate borrowers by the originating entities in such transactions have also been capped in order for such transactions to be classified as priority sector lending. The guidelines also increased the priority sector lending requirements of foreign banks in India that have 20 or more branches in order to bring them on par with domestic banks. Any future changes by the Reserve Bank of India in the directed lending norms may result in our continued inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.

•
In July 2012, the Reserve Bank of India released the report of the working group, which recommended  that over a period of time, restructured loans (other than in the infrastructure sector) should be classified as non-performing and the provisioning and capital adequacy requirements applicable to non-performing assets should be applied to such loans. The report also recommends a phased increase in the general provisioning requirement on restructured standard assets from the present level of 2.0% to 5.0%, prescribing a ceiling on the conversion of debt into preference/equity shares, increasing the amount of owner haircuts required in restructurings of large exposures and requiring enhanced restructuring disclosure requirements for banks.

•
With regard to the general insurance sector, the Insurance Regulatory and Development Authority announced several guidelines relating to the third party motor pool. In March 2011, the regulator decided that all general insurance companies would require to provide for losses on the third party motor pool at a provisional rate of 153.0% over fiscal 2008 to fiscal 2011 compared to the earlier loss rate of 122.0%-127.0%. Further, based on the results of an evaluation instituted to determine the loss rates of the third party motor pool, the loss rates were further revised upwards to 159% for fiscal 2008, 188% for fiscal 2009, 200% for fiscal 2010 and 213% for fiscal 2011. Further, pursuant to the decision to dismantle the third party motor pool by the Insurance Regulatory and Development Authority, effective April 1, 2012, the above loss rates were made applicable till March 31, 2012 and a Declined Risk Pool was created in its place. Under this approach, insurers would cede only those policies to the pool that they would not consider underwriting themselves. Insurers have been mandated to underwrite motor pool policies to the extent of the sum of 50% of their share in total gross premium and 50% share in total motor premium. Any shortfall against this requirement would be allocated to the insurers from the Declined Risk Pool. Additionally, as against the earlier approach of ceding all third party premiums including those related to comprehensive policies, under the Declined Risk Pool framework, only specific third party insurance premiums would be pooled.

•
In November 2011, the Insurance Regulatory and Development Authority released draft guidelines on bancassurance, under which banks cannot align with more than one life, one non-life and one standalone health insurance company in any of the zones in the country, as defined by the regulator. Correspondingly, no insurer can align with a bancassurance agent in more than a specified number of zones.

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

Following the merger of ICICI with ICICI Bank in 2002, we experienced rapid growth in our business. The growth of our rupee loan portfolio was driven primarily by retail loans, including home loans, vehicle loans and unsecured personal loans and credit card receivables. We also commenced our strategy of international expansion and established subsidiaries and branches in several foreign countries. The growth of our international loan portfolio was driven primarily by foreign currency financing to Indian companies and their international operations, including financing for their overseas acquisitions. We also experienced robust growth in our insurance subsidiaries. These activities led to a rapid growth in our fee incomes from both retail and corporate customers. During this period, our branch network in India continued to be limited relative to the size of our balance sheet, and while deposits were our primary source of domestic funding, we had a high share of term deposits in our total deposits, including term deposits from companies and financial intermediaries. Our overseas branches were funded primarily by international bond issuances and other wholesale funding sources. Our principal international subsidiaries in the United Kingdom and Canada were funded primarily by deposits. Our subsidiary in the United Kingdom had a sizeable proportion of demand deposits in its deposit base, and had also made investments in bonds of banks and financial institutions as a liquidity management strategy. During this period, we raised capital to support our growth. In fiscal 2008, we issued equity shares in India and American Depository Shares in the United States, aggregating approximately Rs. 200.0 billion.

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

Given the volatile economic environment in fiscal 2009, we focused on capital conservation, liquidity management and risk containment. We tightened our lending norms, especially in the unsecured retail segment and moderated our credit growth. We expanded our branch network with a focus on increasing our low cost and retail deposit base. At the same time, we maintained a rigorous control on operating expenses. In fiscal 2010, we focused on repositioning our balance sheet for the next phase of growth. We increased the proportion of low cost current and savings account deposits; reduced the level of net non-performing loans; continued to keep a rigorous control on operating expenses; reduced the level of unsecured retail loans and maintained a high level of capital adequacy. In fiscal 2011, we focused on growing our loan book by capitalizing on selected credit segments such as mortgages, secured retail loans and project finance, mobilizing low cost current account and savings deposits, improving credit costs, optimizing operating expenses and improving our customer service capabilities. The Reserve Bank of India approved our scheme of amalgamation with the Bank of Rajasthan, a private sector bank, with effect from the close of business on August 12, 2010. Our results for fiscal 2011 include the results of the Bank of Rajasthan for the period from August 13, 2010 to year-end fiscal 2011. In view of the uncertain macroeconomic environment, we sought to a balanced approach to growth, risk management and continued improvement in key profitability metrics in fiscal 2012. A discussion of our financial performance in fiscal 2012 is given below:

Our net profit increased by 25.5% from Rs. 60.9 billion in fiscal 2011 to Rs. 76.4 billion in fiscal 2012.

The increase in net profit was primarily due to an increase in net interest income by 20.9%, a decrease in provisions (excluding provisions for tax) by 45.1% and a decrease in non-interest expense by 5.6%, offset, in part, by a decrease in non-interest income by 9.0%.

The increase in net interest income was mainly due to a 13.0% increase in average interest-earning assets and an increase in net interest margin by 16 basis points.

Provisions and contingencies (excluding provisions for tax) decreased by 45.1% from Rs. 25.6 billion in fiscal 2011 to Rs. 14.1 billion in fiscal 2012, primarily due to a reduction in provisions for non-performing and other assets. The provision for non-performing and other assets decreased primarily due to a decrease in provisioning for non-performing consumer loans due to a sharp reduction in accretion to non-performing consumer loans from fiscal 2011.

Non-interest income decreased by 9.0% from Rs. 315.1 billion in fiscal 2011 to Rs. 286.6 billion in fiscal 2012 primarily due to a decrease in income from our insurance business. Income from treasury-related activities increased from Rs. 11.8 billion in fiscal 2011 to Rs. 16.9 billion in fiscal 2012 primarily due to gains on government securities and fixed income positions compared to a loss during fiscal 2011. Commission, exchange and brokerage income decreased by 4.3% from Rs. 66.0 billion in fiscal 2011 to Rs. 63.2 billion in fiscal 2012 primarily due to decrease in fees relating to new corporate financing proposals, reflecting a slowdown in corporate sector activity, especially new corporate investment plans. Non-interest expense decreased by 5.6% from Rs. 313.0 billion in fiscal 2011 to Rs. 295.5 billion in fiscal 2012 primarily due to a decrease of 14.2% in expenses relating to our insurance business offset, in part, by an increase of 16.1% in employee expenses.

Net non-performing assets decreased by 15.0% from Rs. 32.1 billion at year-end fiscal 2011 to Rs. 27.2 billion at year-end fiscal 2012, reflecting primarily the lower net additions to non-performing retail assets. Net restructured assets increased from Rs. 19.6 billion at year-end fiscal 2011 to Rs. 41.9 billion at year-end fiscal 2012, primarily due to the restructuring of loans to microfinance institutions and certain corporate clients during fiscal 2012. After restructuring, based on the satisfactory performance of the borrower over a period of time, the restructured account is upgraded, and removed from this category.

Loans increased by 14.1% from Rs. 2,560.2 billion at year-end fiscal 2011 to Rs. 2,921.3 billion at year-end fiscal 2012 primarily due to an increase in domestic and overseas corporate loans. Deposits increased by 8.8% from Rs. 2,591.1 billion at year-end fiscal 2011 to Rs. 2,819.5 billion at year-end fiscal 2012, primarily due to an increase in savings and term deposits. We continued to expand our branch network in India during the year. ICICI Bank’s branch and extension counters network in India increased from 2,529 at year-end fiscal 2011 to 2,752 at year-end fiscal 2012. ICICI Bank also increased its ATM network from 6,104 ATMs at year-end fiscal 2011 to 9,006 ATMs at year-end fiscal 2012.

The total capital adequacy ratio of ICICI Bank on an unconsolidated basis at year-end fiscal 2012, in accordance with the Reserve Bank of India guidelines on Basel II, was at 18.5% with tier-I capital adequacy ratio of 12.7% compared to total capital adequacy of 19.5% and tier-I capital adequacy of 13.2% at year-end fiscal 2011. Our total capital adequacy ratio on a consolidated basis at year-end fiscal 2012, in accordance with the Reserve Bank of India guidelines on Basel II and guidelines on consolidated prudential return, was at 19.6% with tier-I capital adequacy of 12.8% compared to total capital adequacy of 19.9% and tier-I capital adequacy of 12.7% at year-end fiscal 2011.

Business outlook

Growth in India’s gross domestic product moderated to 6.5% in fiscal 2012 primarily driven by a slowdown in industrial sector growth to 2.6% during fiscal 2012 compared to 6.8% in fiscal 2011. The moderation in growth has occurred against the backdrop of a challenging global environment, including the sovereign debt crisis in Europe, slow growth in the United States and moderation in growth in several emerging markets including China. Further, domestic factors including inflation, high interest rates, an increase in the fiscal deficit and moderation in capital investment plans have impacted economic growth. Global and domestic factors have impacted foreign capital flows, which together with the widening of the current account deficit in fiscal 2012, resulted in a deficit in the balance of payments and a depreciation of the rupee vis-à-vis the US dollar. See also “Risk Factors—Risk Relating to India and other Economic and Market Risks—A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer”.

During fiscal 2012, there was a moderation in loan growth and deposit growth in the Indian banking system, and an increase in the level of non-performing and restructured loans. There was also a decline in weighted new business premiums in the life insurance sector, reflecting the process of adjustment of product and distribution structures to comply with the revised unit linked insurance product regulations that came into effect during fiscal 2011. While the general insurance sector continued to grow, the profitability of general insurance companies was impacted by the additional provisions for losses on the third party motor pool. See also “Business—Overview of Our Products and Services—Insurance”.

In the near term, there continue to be risks to economic growth in India and to growth, asset quality and profitability in the banking sector. Trends in systemic liquidity, interest rates and inflation would influence deposit growth, especially with respect to low cost savings and current account deposits. Our ability to grow our low cost deposit base may be impacted by increasing competition for such deposits. The slowdown in fresh corporate investments and new infrastructure projects has adversely impacted our related fee income revenue streams. Achieving directed lending targets is expected to be challenging. Regulations governing the financial sector in India, including banking, insurance and asset management, continue to evolve, with a potential impact on the growth and profitability of financial services groups like us. Additional provisions with respect to third party motor insurance risks may impact the results of our general insurance subsidiary. Our overseas branches are primarily funded from wholesale sources and global financial market conditions may impact our ability to raise funds and grow the business of our overseas branches. Our banking subsidiaries in the United Kingdom and Canada have in the past focused primarily on leveraging their deposit franchises in these markets to extend financing to Indian companies for their operations in India and globally, including the financing of overseas acquisitions by Indian companies through structured transactions. In view of expectations of regulatory restrictions on cross-border financing of this nature, we are currently not pursuing significant growth in these subsidiaries, which would adversely impact their business volumes and profitability. See also “—Risks Relating to Our Business—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”.

Over the longer-term, we see favorable prospects for the Indian economy. India’s strong domestic consumption and investment drivers are expected to continue to support healthy rates of growth. Against this backdrop, we expect increasing household incomes and consumption to lead to opportunities in retail savings, investment and loan products, significant industrial and infrastructure investment potential leading to opportunities in project and corporate finance, and increasing global linkages leading to opportunities in international banking for Indian corporations and non-resident Indians.

Over the last few years, we have rebalanced our deposit profile, reduced costs, reduced net non-performing assets and maintained high capital adequacy ratios. Our objective going forward is to leverage our capital base for profitable growth, while sustaining the improvements in our deposit profile, cost ratios and credit quality that we have achieved since fiscal 2010. As we grow our businesses, meeting customer expectations on service quality will be a critical element of our strategy.

The success of our strategy depends on several factors, including our ability to grow our low cost deposit base, grow our loan book profitably, contain non-performing and restructured loans, maintain regulatory compliance in an evolving regulatory environment and address regulators’ assessments of and observations on our operations, and compete effectively in the Indian corporate and retail financial services market. The success of our strategy is also subject to the overall regulatory and policy environment in which we operate including the direction of monetary policy. Our ability to execute our strategy will also depend on the liquidity and interest rate environment. See also “Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect out net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

Other Key Factors

Under Indian GAAP, we have not consolidated certain entities (primarily 3i Infotech Limited) in which investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall” or have been accounted for as equity affiliates in accordance with FASB ASC Subtopic 323-10, “Investments – Equity Method and Joint Ventures”. Under Indian GAAP, until fiscal 2011, 3i Infotech Limited was not consolidated as the investment is intended to be temporary. During fiscal 2012, loans to 3i Infotech Limited were restructured and as per the restructuring scheme, a certain portion of the loans provided by ICICI Bank to 3i Infotech Limited will be converted to equity shares. Based on the continued intention to reduce the stake below 20% in the near future and severe long term restrictions on 3i Infotech Limited under the debt restructuring scheme which impair the ability of 3i Infotech Limited to transfer funds to its investee, the results of 3i Infotech Limited were not consolidated in fiscal 2012 in Indian GAAP. However, under U.S. GAAP, this entity has been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investments – Equity Method and Joint Ventures”.

Effect of Other Acquisitions

During fiscal 2011, ICICI Bank entered into an all-stock amalgamation of the Bank of Rajasthan at a share exchange ratio of 25 shares of ICICI Bank for 118 shares of the Bank of Rajasthan. Our financial statements for fiscal 2011 include the results of the operations of Bank of Rajasthan for the period from August 13, 2010 to year-end fiscal 2011. The amalgamation of the Bank of Rajasthan was not material to our overall operations.

During fiscal 2007, ICICI Bank entered into an all-stock merger with Sangli Bank at a share exchange ratio of 100 shares of ICICI Bank for 925 shares of Sangli Bank. Our financial statements for fiscal 2008 include the results of the operations of Sangli Bank from April 19, 2007. The value of this transaction was not material to our overall operations.

Average Balance Sheet

For fiscal 2010 and 2011, the average balances are the sum of the daily average balances outstanding for ICICI Bank, except for the averages of overseas branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year for subsidiaries and other consolidated entities. For fiscal 2012, the average balances are the sum of daily average balances outstanding, except for the averages of overseas branches of ICICI Bank which were calculated on a fortnightly basis. The yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. We have recalculated tax-exempt income on a tax-equivalent basis. Tax exempt income primarily consists of dividend income and interest income on tax free bonds. We have applied an effective marginal tax rate of 29%. Other interest income has been bifurcated into rupee and foreign currency amounts in order to facilitate the explanation of movements of rupee and foreign currency spreads and margins. The rupee portion of other interest income primarily includes interest on income tax refunds and income from interest rate swaps. The foreign currency portion of other interest income primarily includes income from interest rate swaps in foreign currencies. The swaps considered in other interest income are part of the non-trading portfolio and are undertaken by us to manage the market risk arising from our assets and liabilities. Prior period figures have been regrouped to conform to the current year presentation.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which contribute to the major components of interest income, interest expense and net interest income.

	Year ended March 31,
	2010					2011					2012
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	1,496,991	Rs.	167,553	11.19%	Rs.	1,502,535	Rs.	155,223	10.33%	Rs.	1,743,013	Rs.	204,357	11.72%
Foreign currency		898,309		36,073	4.02		847,670		35,752	4.22		977,924		41,845	4.28
Total advances		2,395,300		203,626	8.50		2,350,205		190,975	8.13		2,720,937		246,202	9.05

Investments:
Rupee		1,120,887		76,140	6.79		1,348,873		92,269	6.84		1,520,787		114,106	7.50
Foreign currency		198,279		6,131	3.09		149,077		3,135	2.10		125,963		2,985	2.37
Total investments		1,319,166		82,271	6.24		1,497,950		95,404	6.37		1,646,750		117,091	7.11

Other interest-earning assets:
Rupee		251,677		5,798	2.30		207,047		3,480	1.68		233,523		5,963	2.55
Foreign currency		94,740		1,314	1.39		101,962		1,213	1.19		96,031		1,018	1.06
Total other interest-earning assets		346,417		7,112	2.05		309,009		4,693	1.52		329,554		6,981	2.12

	Year ended March 31,
	2010					2011					2012
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost
	(in millions, except percentages)
Other interest Income
Rupee				2,350					2,200					1,456
Foreign currency				10,285					11,139					11,547
Total other interest income				12,635					13,339					13,003

Interest-earning assets:
Rupee		2,869,555		251,840	8.78		3,058,455		253,171	8.28		3,497,323		325,882	9.32
Foreign currency		1,191,328		53,804	4.52		1,098,709		51,240	4.66		1,199,918		57,395	4.78
Total interest-earning assets		4,060,883		305,644	7.53		4,157,164		304,411	7.32		4,697,241		383,277	8.16
Fixed assets		42,485					50,569					54,834
Other assets		827,354					947,559					892,790
Total non-earning assets		869,839					998,128					947,624
Total assets	Rs.	4,930,722	Rs.	305,644		Rs.	5,155,292	Rs.	304,411		Rs.	5,644,865	Rs.	383,277

	Year ended March 31,
	2010					2011					2012
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Liabilities:
Savings account deposits:
Rupee	Rs.	450,901	Rs.	12,576	2.79%	Rs.	571,803	Rs.	19,623	3.43%	Rs.	665,832	Rs.	26,154	3.93%
Foreign currency		102,426		2,015	1.97		76,247		890	1.17		66,306		730	1.10
Total savings account deposits		553,327		14,591	2.64		648,050		20,513	3.17		732,138		26,884	3.67

Time deposits:
Rupee		1,210,185		101,328	8.37		1,140,593		77,787	6.82		1,294,349		113,215	8.75
Foreign currency		446,396		19,174	4.30		391,193		14,852	3.80		353,468		12,631	3.57
Total time deposits		1,656,581		120,502	7.27		1,531,786		92,639	6.05		1,647,817		125,846	7.64

Other demand deposits:
Rupee		178,012					208,005					221,298
Foreign currency		16,600					26,383					32,921
Total other demand deposits		194,612					234,388					254,219

Total deposits:
Rupee		1,839,098		113,904	6.19		1,920,401		97,410	5.07		2,181,479		139,369	6.39
Foreign currency		565,422		21,189	3.75		493,823		15,742	3.19		452,695		13,361	2.95
Total deposits		2,404,520		135,093	5.62		2,414,224		113,152	4.69		2,634,174		152,730	5.80

Borrowings:
Rupee		626,428		44,769	7.15		625,176		54,656	8.74		583,542		64,009	10.97
Foreign currency		682,395		27,430	4.02		678,100		25,618	3.78		882,128		33,393	3.79
Total borrowings		1,308,823		72,199	5.52		1,303,276		80,274	6.16		1,465,670		97,402	6.65

	Year ended March 31,
	2010					2011					2012
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Interest-bearing liabilities:
Rupee		2,465,526		158,673	6.44		2,545,577		152,066	5.97		2,765,021		203,378	7.36
Foreign currency		1,247,817		48,619	3.90		1,171,924		41,360	3.53		1,334,823		46,754	3.50
Total interest-bearing liabilities		3,713,343		207,292	5.58		3,717,501		193,426	5.20		4,099,844		250,132	6.10
Preference share capital		3,500					3,500					3,500
Other liabilities		701,288					874,617					923,522
Total liabilities		4,418,131		207,292			4,595,618		193,426			5,026,866
Stockholders’ equity		512,591					559,674					617,999
Total liabilities and stockholders’ equity	Rs.	4,930,722	Rs.	207,292		Rs.	5,155,292	Rs.	193,426		Rs.	5,644,865	Rs.	250,132

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

	Fiscal 2011 vs. Fiscal 2010						Fiscal 2012 vs. Fiscal 2011
	Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest income:
Advances:
Rupee	Rs.	(12,330)	Rs.	573	Rs.	(12,903)	Rs.	49,134	Rs.	28,194	Rs.	20,939
Foreign currency		(321)		(2,136)		1,815		6,092		5,574		518
Total advances		(12,651)		(1,563)		(11,088)		55,226		33,768		21,457

Investments:
Rupee		16,129		15,595		534		21,838		12,899		8,939
Foreign currency		(2,996)		(1,035)		(1,962)		(150)		(548)		398
Total investments		13,133		14,560		(1,428)		21,688		12,351		9,337
Other interest-earning assets:
Rupee		(2,317)		(697)		(1,621)		2,483		676		1,807
Foreign currency		(101)		48		(149)		(195)		(63)		(132)
Total other interest earning asset		(2,418)		(649)		(1,770)		2,288		613		1,675

Other interest income
Rupee		(149)		–		(149)		(744)		–		(744)
Foreign currency		853		–		853		409		–		409
Other interest income		704		–		704		(335)		–		(335)

Total interest income:
Rupee		1,333		15,471		(14,139)		72,711		41,769		30,941
Foreign currency		(2,565)		(3,123)		557		6,156		4,963		1,193
Total interest income		(1,232)		12,348		(13,582)		78,867		46,732		32,134

	Fiscal 2011 vs. Fiscal 2010						Fiscal 2012 vs. Fiscal 2011
	Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)

Interest expense:

Savings account deposits:
Rupee		7,046		4,149		2,897		6,532		3,693		2,838
Foreign currency		(1,125)		(306)		(819)		(160)		(110)		(50)
Total savings account deposits		5,921		3,843		2,078		6,372		3,583		2,788

Time deposits:
Rupee		(23,540)		(4,746)		(18,794)		35,428		13,449		21,979
Foreign currency		(4,322)		(2,096)		(2,226)		(2,221)		(1,348)		(873)
Total time deposits		(27,862)		(6,842)		(21,020)		33,207		12,101		21,106

Total deposits:
Rupee		(16,494)		(597)		(15,897)		41,960		17,142		24,817
Foreign currency		(5,447)		(2,402)		(3,045)		(2,381)		(1,458)		(923)
Total deposits		(21,941)		(2,999)		(18,942)		39,579		15,684		23,894

Borrowings:
Rupee		9,887		(109)		9,997		9,353		(4,567)		13,920
Foreign currency		(1,812)		(162)		(1,650)		7,774		7,723		51
Total borrowings		8,075		(271)		8,347		17,127		3,156		13,971

Total interest expense:
Rupee		(6,607)		(706)		(5,900)		51,313		12,575		38,737
Foreign currency		(7,259)		(2,564)		(4,695)		5,393		6,265		(872)
Total interest expense		(13,866)		(3,270)		(10,595)		56,706		18,840		37,865

Net interest income:
Rupee		7,940		16,177		(8,239)		21,398		29,194		(7,796)
Foreign currency		4,694		(559)		5,252		763		(1,302)		2,065
Total net interest income	Rs.	12,634	Rs.	15,618	Rs.	(2,987)	Rs.	22,161	Rs.	27,892	Rs.	(5,731)

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2008		2009			2010			2011			2012
	(in millions, except percentages)
Interest income	Rs.	340,950	Rs.	366,358	(1)	Rs.	305,644	(1)	Rs.	304,411	(1)	Rs.	383,277	(1)
Average interest-earning assets		3,627,575		4,182,862			4,060,883			4,157,164			4,697,241
Interest expense		257,670		264,873			207,292			193,426			250,132
Average interest-bearing liabilities		3,503,057		3,878,871			3,713,342			3,717,501			4,099,844
Average total assets		4,361,168		4,898,664			4,930,722			5,155,292			5,644,865
Average interest-earning assets as a percentage of average total assets		83.18%		85.39%			82.36%			80.64%			83.21%
Average interest-bearing liabilities as a percentage of average total assets		80.32		79.18			75.31			72.11			72.63
Average interest-earning assets as a percentage of average interest-bearing liabilities		103.55		107.84			109.36			111.83			114.57

Yield		9.40		8.76			7.53			7.32			8.16
Rupee		10.33		10.05			8.78			8.28			9.32
Foreign currency		6.57		5.60			4.52			4.66			4.78

	Year ended March 31,
	2008	2009	2010	2011	2012
	(in millions, except percentages)

Cost of funds	7.36	6.83	5.58	5.20	6.10
Rupee	8.00	7.86	6.44	5.97	7.36
Foreign currency	5.59	4.76	3.90	3.53	3.50

Spread(2)	2.04	1.93	1.95	2.12	2.06
Rupee	2.33	2.19	2.34	2.31	1.96
Foreign currency	0.98	0.84	0.62	1.13	1.28

Net interest margin(3)	2.30	2.43	2.42	2.67	2.83
Rupee	2.81	3.19	3.25	3.31	3.50
Foreign currency	0.71	0.57	0.44	0.90	0.89

(1)
For fiscal 2009, 2010, 2011 and 2012, we have recalculated tax-exempt income on a tax-equivalent basis. The impact of re-calculation of tax-exempt income on tax equivalent basis was Rs. 3.9 billion for fiscal 2009, Rs. 4.1 billion for fiscal 2010, Rs. 3.6 billion for fiscal 2011, and Rs. 3.3 billion for fiscal 2012.

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

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Interest income(1)	Rs.	300,814	Rs.	379,948	US$	7,466	26.3%
Interest expense		(193,426)		(250,132)		(4,915)	29.3%
Net interest income	Rs.	107,388	Rs.	129,816	US$	2,551	20.9%

(1)	Tax exempt income has not been recalculated on a tax-equivalent basis.

Net interest income increased by 20.9% from Rs. 107.4 billion in fiscal 2011 to Rs. 129.8 billion in fiscal 2012 reflecting an increase of 13.0% in the average volume of interest-earning assets and an increase in net interest margin by 16 basis points from 2.67% in fiscal 2011 to 2.83% in fiscal 2012.

Net interest margin

Net interest margin increased by 16 basis points from 2.67% in fiscal 2011 to 2.83% in fiscal 2012. There was an increase of 19 basis points in the net interest margin on the rupee portfolio and a marginal decrease of one basis point in the net interest margin on the foreign currency portfolio.

The yield on the rupee portfolio increased by 104 basis points from 8.28% in fiscal 2011 to 9.32% in fiscal 2012, due to the following factors:

•
The Reserve Bank of India increased the repo rate by 175 basis points from 5.00% to 6.75% during fiscal 2011, particularly during the latter part of the fiscal year. The full impact of this increase was reflected in fiscal 2012. Moreover, the repo rate was increased by a further 175 basis points to 8.50% during fiscal 2012 in response to inflationary pressures. In response to tight liquidity conditions and a rising interest rate environment, scheduled commercial banks increased their lending and deposit rates. The Bank increased its base rate by 125 basis points, in three phases, during fiscal 2012 from 8.75% at the end of March 2011 to 10.00% with effect from August 13, 2011, with corresponding increases in the prime lending rate and floating reference rate. See also “—Business—Loan pricing”.

•
The yield on rupee advances increased from 10.33% in fiscal 2011 to 11.72% in fiscal 2012 primarily due to an increase in yield on domestic corporate loans. The yield on domestic corporate loans increased as a result of incremental disbursements at higher lending rates, reflecting the rising interest rate environment during fiscal 2012. The Bank increased its base rate during fiscal 2012 from 8.75% at year-end fiscal 2011 to 10.00% at year-end fiscal 2012.

•
The yield on interest-earning rupee investments increased from 6.84% in fiscal 2011 to 7.50% in fiscal 2012, primarily due to an increase in yield on government securities and corporate bonds and debentures in line with the rising interest rate environment.

•
We include losses from the securitization of assets (including credit losses on existing securitized pools) from our interest income. The amount of such losses declined to Rs. 2.0 billion in fiscal 2012 from Rs. 5.5 billion in fiscal 2011.

•
The Reserve Bank of India reduced the cash reserve ratio by 50 basis points from 6.0% to 5.5% with effect from January 28, 2012 and by a further 75 basis points to 4.75% with effect from March 10, 2012. As cash reserve ratio balances do not earn any interest income, these reductions had a positive impact on overall yield in fiscal 2012.

However, the above increase in yield on the rupee portfolio was offset, in part, by lower interest of Rs. 0.8 billion on income tax refunds in fiscal 2012, compared to Rs. 1.7 billion in fiscal 2011. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are not consistent or predictable.

The cost of funds for the rupee portfolio increased by 139 basis points from 5.97% in fiscal 2011 to 7.36% in fiscal 2012 primarily due to the following factors:

•
The increase in the cost of funds for the rupee portfolio was due to an increase in the cost of deposits, reflecting the impact of an increase in deposit rates from the second half of fiscal 2011. The interest rate of 390-day retail term deposit was 6.50% at year-end fiscal 2010, 8.50% at year-end fiscal 2011 and 9.25% at year-end fiscal 2012. The interest rate of one year certificates of deposit was 6.05% at year-end fiscal 2010, 9.50% at year-end fiscal 2011 and 10.15% at year-end fiscal 2012.

•
Further, the Reserve Bank of India increased the rate on savings account deposits to 4.0% on daily average balances with effect from May 3, 2011 resulting in an increase in the cost of average savings account deposits in fiscal 2012 compared to fiscal 2011. In its second quarter review of the monetary policy for fiscal 2012, the Reserve Bank of India deregulated the savings bank deposit rate with immediate effect and banks are now free to set their savings bank deposit interest rate. While the Bank has not changed its savings account deposit rate, any future increase in the savings account interest rate by the Bank will result in an increase in the cost of deposits.

•
The cost of refinancing borrowings and call and term borrowings increased in fiscal 2012, in line with the upward movement in market rates.The cost of rupee borrowings increased from 8.74% in fiscal 2011 to 10.97% in fiscal 2012.

The yield on our foreign currency portfolio increased by 12 basis points from 4.66% in fiscal 2011 to 4.78% in fiscal 2012 primarily due to the following factors:

•
The yield on overseas advances of ICICI Bank increased primarily due to new advances made at higher rates and the repayment and prepayment of low yielding loans. Further, such advances are benchmarked to LIBOR and the six month

LIBOR increased from 0.46% at year-end fiscal 2011 to 0.74% at year-end fiscal 2012.

However, the above increase in yield on the foreign currency portfolio was offset, in part, by the following factors:

•
The yield on assets of ICICI Bank UK decreased primarily due to a decrease in the yield on loans on account of a decrease in higher yielding loans during fiscal 2012. The decrease in yield on loans was offset, in part, by increase in yield on investments.

•
The yield on assets of ICICI Bank Canada decreased primarily due to a decline in the yield on loans on account of prepayments/repayments of higher yielding loans, offset, in part, by an increase in yield on investments on account of increase in investment in higher yielding corporate bonds.

The cost of funds for the foreign currency portfolio decreased marginally by three basis points from 3.53% in fiscal 2011 to 3.50% in fiscal 2012, due to the following factors:

•	The cost of funds of ICICI Bank’s foreign currency portfolio decreased primarily on account of a decrease in the cost of term deposits.

•
The cost of funds of ICICI Bank Canada decreased primarily due to a decrease in the cost of deposits on account of a higher proportion of low cost savings account deposits and a reduction in term deposits during fiscal 2012.

•	However, the above decrease in cost of fund was, offset, in part, by:

•
 The cost of funds of ICICI Bank UK increased primarily due to an increase in the cost of borrowings on account of the maturity of low cost borrowings, offset, in part, by a decline in the cost of term deposits and saving account deposits on account of a reduction in high cost deposits.

Spread decreased by six basis points from 2.12% in fiscal 2011 to 2.06% in fiscal 2012. The interest-earning assets increased by 13.0% in fiscal 2012 compared to an increase of 10.3% interest-bearing liabilities in fiscal 2012. As a result, net interest margin increased by 16 basis points from 2.67% in fiscal 2011 to 2.83% in fiscal 2012.

In April 2012, the Reserve Bank of India reduced the repo rate by 50 basis points to 8.0%. The extent and timing of any decline in interest rates and the consequent impact on the yields and net interest margin will depend on systemic liquidity, the inflation trajectory and the fiscal situation.

Interest-earning assets

The average volume of interest-earning assets increased by 13.0% from Rs. 4,157.2 billion in fiscal 2011 to Rs. 4,697.2 billion in fiscal 2012. The increase in interest-earning assets was primarily due to an increase in average loans by Rs. 370.7 billion and an increase in average interest-earning investments by Rs. 148.8 billion.

Average loans increased by 15.8% from Rs. 2,350.2 billion in fiscal 2011 to Rs. 2,720.9 billion in fiscal 2012 mainly due to an increase in average domestic and overseas corporate loans. Average rupee loans increased from Rs. 1,502.5 billion in fiscal 2011 to Rs. 1,743.0 billion in fiscal 2012. Average foreign currency loans increased by 15.4% from Rs. 847.7 billion in fiscal 2011 to Rs. 977.9 billion in fiscal 2012, primarily due to the impact of the depreciation of the rupee against the U.S. dollar and due to the recognition of securitized insured mortgage portfolio of ICICI Bank Canada of earlier years in loans. This recognition is due to the adoption of International Financial Reporting Standards by our Canadian subsidiary effective April 2011. This increase was offset, in part, by a decrease in average loans of our UK subsidiary in accordance with the strategy of reducing and rebalancing its loan book.

Average interest-earning investments increased by 9.9% from Rs. 1,498.0 billion in fiscal 2011 to Rs. 1,646.8 billion in fiscal 2012, primarily due to an increase in average interest-earning investments other than investments in government and other approved securities by 17.6% from Rs. 715.9 billion in fiscal 2011 to Rs. 842.2 billion in fiscal 2012. Interest-earning investments, other than government and other approved securities include investments in corporate bonds and debentures, certificates of deposits, commercial paper, the Rural Infrastructure Development Fund and other related investments and investments in liquid mutual funds.

Interest-bearing liabilities

Average interest-bearing liabilities increased from Rs. 3,717.5 billion in fiscal 2011 to Rs. 4,099.8 billion in fiscal 2012 on account of an increase in average deposits and average borrowings. The average term deposits increased from Rs. 1,531.8 billion in fiscal 2011 to Rs. 1,647.8 billion in fiscal 2012. The average current and savings account deposits increased from Rs. 882.4 billion in fiscal 2011 to Rs. 986.4 billion in fiscal 2012. The average borrowings increased from Rs. 1,303.3 billion in fiscal 2011 to Rs. 1,465.7 billion in fiscal 2012 due to an increase in overseas borrowings and call and short term borrowings. The overseas borrowings of ICICI Bank increased primarily due to the impact of rupee depreciation.

Average deposits of our Canadian and UK subsidiaries decreased primarily due to a decline in term deposits. Average borrowings of our UK Subsidiary decreased due to redemption of Tier 2 bonds and maturity of other long term borrowings during fiscal 2012. Average borrowings of our Canadian subsidiary increased due to the balance sheet recognition of a corresponding borrowing liability for securitized insured mortgages, which were earlier qualified for true sale under Canadian GAAP, because of the adoption of International Financial Reporting Standards effective April 2011.

See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	65,978	Rs.	63,155	US$	1,241	(4.3)%
Profit/(loss) on treasury-related activities (net)(1)		11,808		16,908		332	43.2
Profit/(loss) on sale of land, buildings and other assets (net)		300		(37)		(1)	-
Premium and other operating income from insurance business		236,030		204,878		4,026	(13.2)
Miscellaneous income		1,017		1,730		34	70.1
Total non-interest income	Rs.	315,133	Rs.	286,634	US$	5,632	(9.0)%

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

Non-interest income primarily includes income pertaining to our insurance business, fee and commission income, income from treasury-related activities and other miscellaneous income. This analysis of non-interest income should be read against the backdrop of global and Indian economic developments, financial market activities, the competitive environment, client activity levels and our strategy, as detailed in earlier sections.

Non-interest income decreased by 9.0% from Rs. 315.1 billion in fiscal 2011 to Rs. 286.6 billion in fiscal 2012. The decrease in non-interest income was primarily due to a decrease in income relating to our insurance business and commission, exchange and brokerage income, offset, in part, by an increase in income relating to our treasury activities.

Commission, exchange and brokerage

Commission, exchange and brokerage income primarily includes fees from our banking business and fee and brokerage income of our securities brokering, asset management and venture capital fund management subsidiaries. The fee income of our banking business mainly comprises of fees from corporate clients such as loan processing fees, transaction banking fees and structuring fees and fees from retail customers such as loan processing fees, credit card fees, service charges on retail deposit accounts and third-party referral fees. Commission, exchange and brokerage income decreased by 4.3% from Rs. 66.0 billion in fiscal 2011 to Rs. 63.2 billion in fiscal 2012 primarily due to decrease in corporate fees. Commission, exchange and brokerage income of ICICI Bank decreased by 1.3% from Rs. 55.1 billion in fiscal 2011 to Rs. 54.4 billion in fiscal 2012 and that of our banking subsidiaries decreased by 23.5% from Rs. 1.7 billion in fiscal 2011 to Rs. 1.3 billion in fiscal 2012. There was also a marginal decrease in management fee income of our venture capital fund management subsidiary in fiscal 2012.

The commission, exchange and brokerage income of ICICI Bank decreased marginally on account of a decrease in loan processing fees due to a slowdown in new project and investment plans for the corporate sector. This was offset, in part, by an increase in third party referral fees, fees from credit cards and transaction banking fees.

Our banking subsidiaries’ fee income decreased primarily due to a decrease in corporate fees of ICICI Bank UK resulting from lower business volumes.

The management fees of our venture capital fund management subsidiary decreased due to the termination of certain funds and a reduction in outstanding capital of certain funds on account of distribution of capital to investors.

Profit/(loss) on treasury-related activities (net)

Income from treasury-related activities includes income from the sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in the fixed income, equity and preference share portfolio, units of venture capital and private equity funds, units of mutual funds and security receipts issued by asset reconstruction companies. It also includes income from foreign exchange transactions, consisting of various foreign exchange and derivatives transactions with clients, including options and swaps, and from credit derivatives instruments including credit default swaps, credit-linked notes and collateralized debt obligations. Profit from treasury-related activities increased from Rs. 11.8 billion in fiscal 2011 to Rs. 16.9 billion in fiscal 2012. The increase in income from treasury-related activities in fiscal 2012 was primarily due to gains on government securities and other fixed income positions compared to a loss in fiscal 2011, higher income from foreign exchange and derivatives transactions with our clients and higher mark-to-market/realized profits on credit derivatives. This increase was offset, in part, by lower profits from our equity portfolio and higher losses on security receipts.

During fiscal 2012, there was a profit on our government securities portfolio and other fixed income positions of Rs. 3.6 billion compared to a loss of Rs. 1.7 billion in fiscal 2011. During fiscal 2012, we capitalized on certain market opportunities to realize gains from the sale of our government and other domestic fixed income positions while in fiscal 2011, the loss was due to monetary tightening and negative systemic liquidity for most of the year which resulted in increase in yields on short-term government securities.

Our profit from the equity portfolio decreased from Rs. 4.3 billion in fiscal 2011 to Rs. 0.7 billion in fiscal 2012. The benchmark equity index, the BSE Sensex, decreased by 10.5% from 19,445 at year-end fiscal 2011 to 17,404 at year-end fiscal 2012, compared to an increase of 10.9% during fiscal 2011. The equity markets remained volatile during fiscal 2012 due to global and domestic events. The Eurozone sovereign debt crisis, sovereign downgrades by rating agencies along with a slowdown in global growth impacted investor sentiment. On the domestic front, persistent high inflation for most of the year, high interest rates and a slowdown in investments had an impact on market sentiment.

At year-end fiscal 2012, the Bank had an outstanding net investment of Rs. 18.3 billion in security receipts issued by asset reconstruction companies for the sale of non-performing assets. During fiscal 2012, the Bank recorded realized/unrealized loss on these security receipts of Rs. 4.1 billion compared to a loss of Rs. 2.3 billion in fiscal 2011 due to a decline in net asset value of the security receipts.

We have credit derivatives instruments including both funded and non-funded instruments. The notional principal amount of funded instruments at year-end fiscal 2012 was Rs. 1.5 billion compared to Rs. 18.2 billion at year-end fiscal 2011. The notional principal amount of non-funded instruments at year-end fiscal 2012 was Rs. 11.1 billion (which includes Rs. 0.1 billion protection bought by the Bank) compared to Rs. 29.4 billion at year-end fiscal 2011. During fiscal 2012, softening of credit spreads and maturity of the portfolio resulted in a reduction in provision held against the credit derivatives portfolio and we had realized/unrealized gains of Rs. 0.7 billion on these credit derivatives instruments. During fiscal 2011, the softening of credit spreads resulted in a reversal of provisions held against the credit derivatives portfolio and we had realized/unrealized gains of Rs. 0.2 billion.

We offer various derivatives products, including options and swaps, to our clients primarily for their risk management purposes. We generally do not carry market risk on client derivatives positions as we manage our own risk in the inter-bank market. Profits or losses on account of currency movements on these transactions are borne by the clients. During fiscal 2009, due to high exchange rate volatility as a result of the global financial crisis, a number of clients experienced significant mark-to-market losses in derivatives transactions. On maturity or premature termination of the derivatives contracts, these mark-to-market losses became receivables owed to us. Some clients did not pay their derivatives contract obligations to us in a timely manner and, in some instances, clients filed lawsuits to avoid payment of derivatives contract obligations entirely. In other instances, at the request of clients, we converted overdue amounts owed to us into loans and advances. In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivatives contract receivables overdue for 90 days or more as non-performing assets. Pursuant to these guidelines, the Bank reverses derivatives contract receivables in our income statement when they are overdue for 90 days or more. Further, mark-to-market gains on other derivative contracts with the same counterparties mentioned above are reversed through the profit and loss account. After reversal, any subsequent recovery is accounted for only on actual receipt of payment. In fiscal 2012, we made a reversal of derivative income of Rs. 0.4 billion relating to receivables under derivatives contracts that were overdue for more than 90 days and related mark-to-market receivables from such counterparties compared to a reversal of income of Rs. 0.3 billion in fiscal 2011.

The treatment of receivables owed in connection with derivatives contracts differs under U.S. GAAP from under Indian GAAP. Under U.S. GAAP, these receivables are analyzed to identify the required provisions in the same manner as provisions for loan losses. Accordingly, under U.S. GAAP, the amount receivable by us when a derivatives contract obligation arises is charged to the client’s account and treated like a loan. We periodically conduct a comprehensive analysis of our corporate loan portfolio, including overdue derivatives receivables to determine appropriate allowances for loan losses. This analysis takes into account both qualitative and quantitative criteria including, among other considerations, the account conduct, future prospects, repayment history and financial performance. This comprehensive analysis includes an account-by-account review of a substantial portion of our corporate loan portfolio and an allowance is made for probable loss, if any, on each account. In addition to the detailed review of large balance loans, we also classify our portfolio based on the overdue status of each account and classify loans as impaired if principal or interest has remained overdue for more than 90 days.

Our income from foreign exchange transactions with clients and from margins on derivatives transactions with clients increased from Rs. 8.3 billion in fiscal 2011 to Rs. 12.0 billion in fiscal 2012, primarily on account of an enhanced focus on large corporate customers, acquisition of new small and medium corporate clients and higher remittance fees/commissions during the year due to the depreciation in the rupee.

Our subsidiary, ICICI Bank UK had an investment portfolio comprised of bonds, credit-linked notes, asset backed securities, treasury bills and equity of Rs. 70.3 billion at year-end fiscal 2011 and Rs. 59.7 billion at year-end fiscal 2012. The investment portfolio of ICICI Bank UK includes investments of Rs. 64.7 billion at year-end fiscal 2011 and Rs. 57.7 billion at year-end fiscal 2012 classified as “available-for-sale” investments. In the “available-for-sale” investments category, the mark-to-market post-tax loss reflected in the shareholders’ equity decreased from Rs. 3.3 billion at year-end fiscal 2011 to Rs. 2.0 billion at year-end fiscal 2012 on account of a reduction in the investment portfolio due to sales and redemptions.

Income relating to our insurance business

Income from our insurance business decreased by 13.2% from Rs. 236.0 billion in fiscal 2011 to Rs. 204.9 billion in fiscal 2012, primarily due to decrease in income from our life insurance business from Rs. 206.3 billion in fiscal 2011 to Rs. 167.5 billion in fiscal 2012, offset, in, part by increase in income from our general insurance business from Rs. 29.7 billion in fiscal 2011 to Rs. 37.4 billion in fiscal 2012. Income from our insurance business includes net premium income, fee and commission income and release of certain actuarial reserves on lapsed policies created in earlier years by our life insurance business.

Income from our life insurance business includes net premium income of Rs. 139.1 billion and fee and other life insurance related income of Rs. 28.4 billion in fiscal 2012, compared to net premium income of Rs. 178.0 billion and fee and other life insurance income of Rs. 28.3 billion in fiscal 2011.

The Insurance Regulatory and Development Authority issued various regulations regarding unit-linked products, effective from September 1, 2010, which required insurers to maintain an interim reduction in yield, a cap on charges and make structural changes to the pension products. Almost all the unit-linked products operational in the market were withdrawn on August 31, 2010 as required by the revised unit-linked products guidelines, effective from September 1, 2010. The scarcity value created for these products before withdrawal resulted in a high growth during July and August 2010 with the industry registering a year-on-year growth of 32.0% from April to August 2010 on retail weighted received premium. After September 2010, insurers experienced a slowdown in new business primarily due to non-availability of the desired product suite and lead time required for distributors to become accustomed to new products. The limited availability of the regular premium unit-linked products in the second half of fiscal 2011 resulted in the decline in the premium from regular premium unit-linked policies and an increase in the premium from single premium policies and non-linked conventional products. As a result of this change, while the retail received premium (i.e., excluding group premium) earned by ICICI Prudential Life Insurance Company grew by 4.0% in fiscal 2011, the retail weighted received premium declined by 27.8% compared to fiscal 2010. Retail weighted received premium represents 100% of first year premium plus 10% of single premium (excluding group).

Continuing the trend from fiscal 2011, the industry retail weighted received premium decreased by 28.0% year-on-year for the first half of fiscal 2012 and ICICI Prudential Life Insurance Company’s retail weighted received premium decreased by 57.0% for the same period. The relatively higher decline for ICICI Prudential Life Insurance Company was primarily due to the higher base for April to August 2010 when ICICI Prudential Life Insurance Company grew by 54.0% against the industry growth of 32.0% for the period. However, after September 2011, ICICI Prudential Life Insurance Company’s retail weighted received premium grew 36.0% year-on-year in the second half of fiscal 2012, against industry growth of 16.0% for the same period. For fiscal 2012, the retail weighted received premium decline for the industry was 5.0% and for ICICI Prudential Life Insurance Company was 24.0%.

The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company decreased by 21.6% from Rs. 178.8 billion in fiscal 2011 to Rs. 140.2 billion in fiscal 2012. Single premium business decreased from Rs. 21.7 billion in fiscal 2011 to Rs. 8.0 billion in fiscal 2012. The new business premium from regular premium business decreased by 30.9% from Rs. 52.7 billion in fiscal 2011 to Rs. 36.4 billion in fiscal 2012 and renewal premium decreased by 8.2% from Rs. 104.4 billion in fiscal 2011 to Rs. 95.8 billion in fiscal 2012. ICICI Prudential Life Insurance Company’s fee and other life insurance related income increased marginally from Rs. 28.3 billion in fiscal 2011 to Rs. 28.4 billion in fiscal 2012. There was an increase in policy fees, offset, in part, by a decrease in fund management fees and surrender charges and lower release of certain actuarial reserves on lapsed policies created in earlier years.

Income from our general insurance business includes net premium income amounting to Rs. 34.6 billion and commission income amounting to Rs. 2.8 billion in fiscal 2012, compared to net premium income of Rs. 26.9 billion and commission income of Rs. 2.8 billion in fiscal 2011.

The gross written premium (including its share of the motor third party insurance pool) of ICICI Lombard General Insurance Company increased by 27.0% from Rs. 47.3 billion in fiscal 2011 to Rs. 60.1 billion in fiscal 2012 primarily due to the growth in motor insurance business and health insurance business. Commission income of

ICICI Lombard General Insurance Company remained at similar level of Rs. 2.8 billion in fiscal 2011 and fiscal 2012.

Miscellaneous income

Miscellaneous income increased from Rs. 1.0 billion in fiscal 2011 to Rs. 1.7 billion in fiscal 2012.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	43,926	Rs.	51,013	US$	1,002	16.1%
Depreciation on own property		6,608		6,292		124	(4.8)
Auditor’s fees and expenses		161		160		3	(0.6)
Direct marketing agency expenses		2,579		2,574		51	(0.2)
Depreciation on leased assets		789		423		8	(46.4)
Expenses pertaining to insurance business		209,029		179,254		3,522	(14.2)
Other administrative expenses		49,932		55,805		1,097	11.8
Total non-interest expenses	Rs.	313,024	Rs.	295,521	US$	5,807	(5.6)

Non-interest expense primarily includes expenses relating to our insurance business, payment to and provision for employees, direct marketing agency expenses and other administrative expenses. Operating expenses decreased from Rs. 313.0 billion in fiscal 2011 to Rs. 295.5 billion in fiscal 2012 primarily due to a decrease in expenses related to our insurance business.

Payments to and provisions for employees

Employee expenses increased by 16.1% from Rs. 43.9 billion in fiscal 2011 to Rs. 51.0 billion in fiscal 2012, primarily due to an increase in employee expenses of ICICI Bank, offset, in part, by a decrease in employee expenses of the life insurance subsidiary. Our employee base, including sales executives, employees on fixed term contracts and interns, increased from 79,978 at year-end fiscal 2011 to 81,254 at year-end fiscal 2012.

The employee expenses of ICICI Bank increased by 24.8% from Rs. 28.2 billion in fiscal 2011 to Rs. 35.2 billion in fiscal 2012. Employee expenses increased primarily due to an annual increase in salaries and performance bonuses and an increase in the employee base, including sales executives, employees on fixed term contracts and interns, from 56,969 employees at year-end fiscal 2011 to 58,276 employees at year-end fiscal 2012. The average number of employees of ICICI Bank, computed on a monthly basis, increased by around 18.0% in fiscal 2012 compared to fiscal 2011. Pension costs increased from Rs. 1,053.4 million in fiscal 2011 to Rs. 2,729.5 million in fiscal 2012, primarily due to the full year impact of the Bank of Rajasthan’s pension cost of employees in fiscal 2012, on account of amalgamation of the Bank of Rajasthan from August 13, 2010 and actuarial loss primarily due to higher increase in cost of living adjustment (also known as “dearness relief”) linked to inflation.

Employee expenses for ICICI Prudential Life Insurance Company decreased by 11.8% from Rs. 8.5 billion in fiscal 2011 to Rs. 7.5 billion in fiscal 2012, due to a decrease in average number of employees in fiscal 2012.

Depreciation

Depreciation on owned property decreased from Rs. 6.6 billion in fiscal 2011 to Rs. 6.3 billion in fiscal 2012. Depreciation on leased assets decreased from Rs. 0.8 billion in fiscal 2011 to Rs. 0.4 billion in fiscal 2012 due to a reduction in leased assets.

Other administrative expenses

Other administrative expenses increased from Rs. 49.9 billion in fiscal 2011 to Rs. 55.8 billion in fiscal 2012, primarily due to an increase in our branch and ATM network. The number of branches and extension counters (excluding foreign branches and offshore banking units) of ICICI Bank increased from 2,529 at year-end fiscal 2011 to 2,752 at year-end fiscal 2012. ICICI Bank also increased its ATM network from 6,104 ATMs at year-end fiscal 2011 to 9,006 ATMs at year-end fiscal 2012. The number of branches and offices of our insurance subsidiaries decreased from 1,714 at year-end fiscal 2011 to 1,302 at year-end fiscal 2012. Advertisement and publicity expenses increased in fiscal 2012 primarily due to the increase in expenses of our insurance subsidiaries.

Direct marketing agency expenses

Direct marketing agency expenses remained at Rs. 2.6 billion in fiscal 2011 and fiscal 2012. We use marketing agents, called direct marketing agents or associates, to source our retail assets. We include commissions paid to these direct marketing agents in non-interest expenses. In line with the Reserve Bank of India guidelines, these commissions are expensed upfront and not amortized over the life of the loan.

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). Expenses relating to our insurance business decreased by 14.2% from Rs. 209.0 billion in fiscal 2011 to Rs. 179.3 billion in fiscal 2012, primarily due to a decrease in the business volume of our life insurance subsidiary, offset, in part, by an increase in claims and benefit payouts of our life insurance subsidiary and our general insurance business. The expenses related to our insurance business include expenses of our life insurance subsidiary amounting to Rs. 141.4 billion and of our general insurance subsidiary amounting to Rs. 37.9 billion in fiscal 2012, compared to expenses of Rs. 179.8 billion for our life insurance subsidiary and Rs. 29.2 billion for our general insurance subsidiary in fiscal 2011.

The expenses of our life insurance business include reserves for actuarial liability (including the investible portion of the premium on unit-linked policies) of Rs. 132.5 billion, claims and benefit payouts and commission expenses of Rs. 8.9 billion in fiscal 2012, compared to Rs. 172.9 billion of reserves for actuarial liability (including the investible portion of the premium on unit-linked policies), claims and benefit payouts and commission expenses of Rs. 6.9 billion in fiscal 2011.

During fiscal 2012, the reserves for the actuarial liability of the life insurance business (including the investible portion of the premium on unit-linked policies) decreased from Rs. 172.9 billion in fiscal 2011 to Rs. 132.5 billion in fiscal 2012 primarily due to a decrease in the volume of our unit-linked insurance business (including renewal) and our single premium business. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying asset or index chosen by the policy holder. The claims and benefit payouts and commission expenses increased from Rs. 6.9 billion in fiscal 2011 to Rs. 8.9 billion in fiscal 2012 primarily due to higher claims on account of higher maturities and annuity payouts. In line with Indian accounting norms for insurance companies, we do not amortize the customer acquisition cost, but account for the expenses upfront.

The expenses of our general insurance business increased from Rs. 29.2 billion in fiscal 2011 to Rs. 37.9 billion in fiscal 2012. Claims and benefit payouts increased from Rs. 27.3 billion in fiscal 2011 to Rs. 36.0 billion in fiscal 2012 primarily due to additional provisions made to the Pool, mandated by the Insurance Regulatory and Development Authority, and also due to an increase in claims/benefits paid in line with the increase in business volume. The commission expenses were Rs. 1.9 billion in fiscal 2011 and fiscal 2012.

In accordance with the Insurance Regulatory and Development Authority guidelines, from April 1, 2007 to March 31, 2012, ICICI Lombard General Insurance Company, together with all other general insurance companies, participated in the Indian Motor Third Party Insurance Pool (the “Pool”), administered by the General Insurance

Corporation of India. The Pool is a multilateral arrangement for insurance with respect to third party claims against commercial vehicles, the costs of which are shared by all general insurance companies in proportion to their overall market share. Based on an analysis of Pool performance, the Insurance Regulatory and Development Authority instructed all general insurance companies to provide for losses on the Pool at a provisional loss ratio of 153.0% from fiscal 2008 through fiscal 2011 in the financial results for fiscal 2011, compared to the earlier loss ratio of 122.0-127.0%. Accordingly, ICICI Lombard General Insurance Company made an additional provision of Rs. 2.7 billion during fiscal 2011. Further, in fiscal 2011, the Insurance Regulatory and Development Authority announced an increase in the rates of premium applicable to the motor third party insurance business by 68.5%, effective from April 25, 2011.

In fiscal 2012, the Insurance Regulatory and Development Authority directed the dismantling of the Pool and advised the general insurance companies to recognize the Pool liabilities using the loss ratios estimated by the General Actuaries Department of the United Kingdom; i.e., 159.0%, 188.0%, 200.0%, 213.0% and 145.0% respectively for underwriting years from fiscal 2008 to fiscal 2012. Further, the Insurance Regulatory and Development Authority directed all insurers that liability related to the Pool for fiscal 2008 and fiscal 2009 be accounted for and recognized in full in fiscal 2012. With respect to liabilities pertaining to fiscal 2010 to fiscal 2012, the liabilities could be recognized in fiscal 2012, although general insurance companies were also provided with the option to recognize the liability over a three year period. ICICI Lombard General Insurance Company recognized the additional liabilities of the Pool from fiscal 2008 to fiscal 2012 in fiscal 2012, and therefore, the loss after tax of ICICI Lombard General Insurance Company for fiscal 2012 includes the impact of additional Pool losses of Rs. 6.9 billion. See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and contingencies (excluding tax provisions)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	3,163	Rs.	1,174	US$	23	(62.9)%
Provision for non-performing and other assets		20,515		10,501		206	(48.8)
Provision for standard assets		40		288		6	-
Others		1,882		2,100		41	11.6
Total provisions and contingencies (excluding tax)	Rs.	25,600	Rs.	14,063	US$	276	(45.1)%

Provisions are made by ICICI Bank on standard, substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided/written off to the extent required by Reserve Bank of India guidelines. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provisions on non-performing retail loans are made at the borrower level in accordance with the provisioning policy of ICICI Bank. The specific provisions on retail loans held by ICICI Bank are higher than the minimum regulatory requirement. During fiscal 2012, Reserve Bank of India revised its provisioning rates for non-performing assets. Accordingly, ICICI Bank made an additional provision of 5% to 10% on its non-performing advances. See also “Business—Loan portfolio—Classification of Loans”.

Provisions and contingencies (excluding provisions for tax) decreased by 45.1% from Rs. 25.6 billion in fiscal 2011 to Rs. 14.1 billion in fiscal 2012, primarily due to a reduction in provisions for non-performing and other assets. The provision for non-performing assets decreased from Rs. 20.5 billion in fiscal 2011 to Rs. 10.5 billion in fiscal 2012, primarily on account of a reduction in the provision for non-performing consumer loans due to a sharp reduction in additions to non-performing consumer loans since fiscal 2011. We experienced an increase in non-performing consumer loans since fiscal 2008 due to the seasoning of the portfolio and a higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and the impact of the adverse macroeconomic environments. While additions to gross non-performing consumer loans remained high in fiscal 2010, we experienced a sharp decline in additions to gross non-performing consumer loans in fiscal 2011 and fiscal

2012, due to the measures initiated by the Bank to curb delinquencies and improved collection practices. See also “Business—Classification of Loans— Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets”. This resulted in a decline in provisions, net of write-back of excess provision, against non-performing consumer loans from Rs. 15.0 billion in fiscal 2011 to Rs. 7.1 billion in fiscal 2012. The diminution in fair value of restructured loans (including the provision for funded interest) increased from Rs. 0.2 billion in fiscal 2011 to Rs. 3.5 billion in fiscal 2012.

ICICI Bank’s provisioning coverage ratio at year-end fiscal 2012, computed in accordance with the Reserve Bank of India guidelines, was 80.4%.

Provisions, including general provisions on performing assets, as a percentage of gross customer assets were 3.0% at year-end fiscal 2012 compared to 3.3% at year-end fiscal 2011.

Provision for investments decreased from Rs. 3.2 billion in fiscal 2011 to Rs. 1.2 billion in fiscal 2012. During fiscal 2011, provision for investments was higher primarily due to the impairment provision for investments held by the Bank, our consolidated venture capital funds and the provision on equity investments held by ICICI Bank UK.

Provisions for Restructured Loans and Non-performing Assets

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines, except in the case of ICICI Home Finance Company and our overseas banking subsidiaries. ICICI Home Finance Company classifies its loans and other credit facilities in accordance with the guidelines of its regulator, the National Housing Bank. A loan made by any of our overseas banking subsidiaries is classified as impaired, only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and the loss event has an impact on the estimated future cash flows of the loans that can be reliably estimated. Under Reserve Bank of India guidelines, for term loans, such assets are classified as non-performing if any amount of interest or principal remains overdue for more than 90 days. For overdrafts or cash credits, assets are classified as non-performing if the account remains out of order for a period of 90 days and, for bills, if the account remains overdue for more than 90 days. Further, non-performing assets are also classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. See also “Business—Classification of Loans”.

Our non-performing assets include loans and advances as well as credit substitutes, which are funded credit exposures. In compliance with regulations governing the presentation of financial information by banks, we report only non-performing loans and advances in our financial statements.

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of restructured loans.

	At March 31,
	2011		2012		2012		2012/2011 % Change
	(in millions, except percentages)
Opening balance (gross loans)	Rs.	62,662	Rs.	20,533	US$	403	(67.2)%
Add: Loans restructured during the year		12,223		35,055		689	186.8
Add: Increase in loans outstanding to previously restructured loans		46		465		9	910.9
Less: Loans upgraded to standard category during the year		(42,341)		(4,079)		(80)	(90.4)
Less: Loans downgraded to non-performing category during the year		(2,123)		(930)		(18)	(56.2)
Less: Recoveries during the year		(9,934)		(4,681)		(92)	(52.9)
Gross restructured loans	Rs.	20,533	Rs.	46,363	US$	911	125.8
Provisions for restructured loans		(940)		(4,447)		(87)	373.1

	At March 31,
	2011		2012		2012		2012/2011 % Change
	(in millions, except percentages)
Net restructured loans	Rs.	19,593	Rs.	41,916	US$	824	113.9
Average balance of net restructured loans(1)		36,265		28,141		553	(22.4)
Gross customer assets	Rs.	3,108,740	Rs.	3,531,625	US$	69,397	13.6
Net customer assets		3,024,694		3,443,817		67,672	13.9%
Gross restructured loans as a percentage of gross customer assets		0.66%		1.31%
Net restructured loans as a percentage of net customer assets		0.65%		1.22%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the year.

A fully secured standard loan can be restructured by rescheduling principal repayments and/or the interest on the loan, but it must then be separately disclosed as a restructured loan in the year of restructuring. The Reserve Bank of India stipulates certain conditions in order to continue to classify a restructured standard loan as a standard asset. The restructured loans continue to be classified as such until they complete one year of payment in accordance with the restructured terms.

During fiscal 2012, loans amounting to Rs. 35.1 billion were restructured as compared to Rs. 12.2 billion in fiscal 2011, primarily due to restructuring of loans to microfinance institutions and certain corporations during fiscal 2012. During fiscal 2012, there was a moderation in economic activity in India and an increase in interest rates following continued inflation concerns. Further, volatility in capital markets due to global and domestic concerns limited the ability of corporations to access capital markets. In addition, banks including us, restructured a portion of their loans to micro-finance institution. As a result of the above, there has been an increase in restructured loans for the banking system in fiscal 2012, including for us. No loans were restructured second time during fiscal 2012. After restructuring, based on the satisfactory performance of the borrower over a period of time, the restructured account is upgraded and removed from this category. During fiscal 2012, based on payment performance the Bank upgraded certain borrower accounts totaling Rs. 4.1 billion, as compared to Rs. 42.3 billion during fiscal 2011. The gross restructured loans increased by 125.8% from Rs. 20.5 billion at year-end fiscal 2011 to Rs. 46.4 billion at year-end fiscal 2012, while the net restructured loans increased by 113.9% from 19.6 billion at year-end 2011 to Rs. 41.9 billion at year-end fiscal 2012. The net restructured loans were 1.2% as a percentage of net customer assets at year-end fiscal 2012, compared to 0.6% at year-end fiscal 2011. At year-end fiscal 2012, the diminution in fair value of restructured loans (including the provision for funded interest) was Rs. 4.4 billion as against Rs. 0.9 billion at year-end fiscal 2011.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Gross non-performing assets(1)	Rs.	111,575	Rs.	107,124	US$	2,105	(4.0)%
Provisions for non-performing assets(1)		(79,501)		(79,875)		(1,570)	0.5
Net non-performing assets(1)	Rs.	32,074	Rs.	27,249	US$	535	(15.0)%

Gross customer assets	Rs.	3,108,740	Rs.	3,531,625	US$	69,397	13.6%
Net customer assets		3,024,694		3,443,817		67,672	13.9
Gross non-performing assets as a percentage of gross customer assets		3.59%		3.03%
Net non-performing assets as a percentage of net customer assets		1.06%		0.79%

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

Gross additions to non-performing assets in fiscal 2012 were marginally higher at Rs. 35.8 billion as compared to Rs. 33.1 billion in fiscal 2011. During fiscal 2012, we upgraded non-performing assets amounting to Rs. 8.4 billion and made recoveries against non-performing assets amounting to Rs. 19.5 billion. During fiscal 2012, loans amounting to Rs. 12.3 billion were written-off as compared to Rs. 1.9 billion in fiscal 2011. As a result, gross non-performing assets decreased by 4.0% from Rs. 111.6 billion at year-end fiscal 2011 to Rs. 107.1 billion at year-end fiscal 2012.

We experienced an increase in non-performing assets in our consumer loans portfolio in fiscal 2009 due to the seasoning of the portfolio and a higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and the impact of the adverse macroeconomic environments. While additions to gross non-performing assets in our consumer loans remained high in fiscal 2010, we experienced a sharp decline in additions to gross non-performing consumer loans in fiscal 2011 and fiscal 2012, due to the measures initiated by the Bank to curb delinquencies and improved collection practices. See also “Business—Classification of Loans— Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets”. Gross additions to non-performing consumer loans, which were Rs. 55.8 billion in fiscal 2010, declined sharply to Rs. 18.5 during fiscal 2011 and remained at similar level of Rs. 18.6 billion in fiscal 2012. Gross additions to non-performing commercial loans increased from Rs. 14.6 billion in fiscal 2011 to Rs. 17.2 billion in fiscal 2012.

In fiscal 2011, the Bank sold credit card receivables to an asset reconstruction company, which were fully written-off. In fiscal 2012, the Bank sold two commercial loans with aggregate book value (net of provision) of Rs. 44 million to an asset reconstruction company. See also “Business—Classification of Loans—Non-Performing Asset Strategy”.

As a percentage of net customer assets, net non-performing assets were 0.8% at year-end fiscal 2012, compared to 1.1% at year-end fiscal 2011.

Tax Expense

Income tax expense increased by 32.9% from Rs. 20.7 billion in fiscal 2011 to Rs. 27.5 billion in fiscal 2012 due to an increase in profit before tax and a higher effective tax rate of 25.7% in fiscal 2012 as compared to the effective tax rate of 24.7% in fiscal 2011.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	393,853	Rs.	411,563	US$	8,087	4.5%
Investments		2,096,528		2,398,641		47,134	14.4
Advances (net of provisions)		2,560,193		2,921,254		57,403	14.1
Fixed assets		54,895		54,320		1,068	(1.0)
Other assets		232,210		256,136		5,033	10.3
Total assets	Rs.	5,337,679	Rs.	6,041,914	US$	118,725	13.2%

Our total assets increased by 13.2% from Rs. 5,337.7 billion at year-end fiscal 2011 to Rs. 6,041.9 billion at year-end fiscal 2012, primarily due to an increase in net advances and investments. Net advances increased by

14.1% from Rs. 2,560.2 billion at year-end fiscal 2011 to Rs. 2,921.3 billion at year-end fiscal 2012. Investments increased by 14.4% from Rs. 2,096.5 billion at year-end fiscal 2011 to Rs. 2,398.6 billion at year-end fiscal 2012.

Cash and cash equivalents

Cash and cash equivalents include cash in hand, and balances with the Reserve Bank of India and other banks, including money at call and money callable on short notice. Cash and cash equivalents increased from Rs. 393.9 billion at year-end fiscal 2011 to Rs. 411.6 billion at year-end fiscal 2012. The increase was primarily due to an increase in term money lending and call money lending by overseas branches. The balances with the Reserve Bank of India decreased from Rs. 171.2 billion at year-end fiscal 2011 to Rs. 157.9 billion at year-end fiscal 2012 primarily due to reduction in cash reserve ratio requirement by 125 basis points from 6.00% at year-end fiscal 2011 to 4.75% at year-end fiscal 2012.

Investments

Total investments increased by 14.4% from Rs. 2,096.5 billion at year-end fiscal 2011 to Rs. 2,398.6 billion at year-end fiscal 2012, primarily due to an increase in investments in government securities, corporate bonds and debentures, investments in the Rural Infrastructure Development Fund and in other related investments in lieu of a shortfall in meeting directed lending requirements and certificates of deposit by ICICI Bank. This was offset, in part, by a decrease in investments in mutual funds, funded credit derivatives and pass-through-certificates. Further, the transactions of ICICI Bank with Reserve Bank of India under the Liquidity Adjustment Facility, previously accounted for as purchase and sale transactions, were accounted for as borrowing and lending transactions at year-end fiscal 2012, as a result of which investments were higher by Rs. 168.0 billion at year-end fiscal 2012. The investment of ICICI Bank in government securities increased from Rs. 650.1 billion in fiscal 2011 to Rs. 873.9 billion in fiscal 2012. Further, there was a decrease in investments held to cover linked liabilities of ICICI Prudential Life Insurance Company. Investments held to cover the liabilities on unit-linked insurance policies of ICICI Prudential Life Insurance Company decreased by 1.7% from Rs. 588.3 billion at year-end fiscal 2011 to Rs. 578.2 billion at year-end fiscal 2012. The decrease in linked assets under management is primarily attributable to lower new business premium and mark-to-market losses on investments held for unit-linked business (the risks and rewards on unit-linked business lie to a large extent with the policy holders).

Investments of our overseas banking subsidiaries decreased primarily due to a decline in the investment portfolio of ICICI Bank UK offset, in part, by an increase in the investment portfolio of ICICI Bank Canada. ICICI Bank UK’s investment portfolio declined from Rs. 70.3 billion at year-end fiscal 2011 to Rs. 59.7 billion at year-end fiscal 2012 primarily due to a decline in investment in bonds, offset, in part, by an increase in investment in treasury bills. ICICI Bank Canada’s investment portfolio increased by 12.6% from Rs. 47.6 billion at year-end fiscal 2011 to Rs. 53.6 billion at year-end fiscal 2012 primarily due to increase in investments in corporate bonds.

At year-end fiscal 2012, we had outstanding net investment of Rs. 1.5 billion in funded credit derivatives as compared to Rs. 18.2 billion at year-end fiscal 2011. At year-end fiscal 2012, the Bank had an outstanding net investment of Rs. 18.3 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets, compared to Rs. 28.3 billion at year-end fiscal 2011. See also “Business—Overview of Our Products and Services—Treasury”.

Advances

Net advances increased by 14.1% from Rs. 2,560.2 billion at year-end fiscal 2011 to Rs. 2,921.3 billion at year-end fiscal 2012 primarily due to an increase in domestic and overseas corporate loans and an increase in ICICI Bank Canada’s loans due the recognition of securitized insured mortgage portfolio of earlier years in loans. This recognition is due to the adoption of International Financial Reporting Standards by our Canadian subsidiary effective April 2011.

The increase was offset, in part, by a decrease in net advances of our other subsidiaries namely, ICICI Bank UK and ICICI Home Finance Company.

Net retail advances of ICICI Bank increased by 7.7% from Rs. 836.8 billion at year-end fiscal 2011 to Rs. 901.3 billion at year-end fiscal 2012. Net advances of the overseas branches (including the offshore banking unit) of ICICI Bank increased in U.S. dollar terms by 9.7% from U.S.$ 12.4 billion at year-end fiscal 2011 to U.S.$ 13.6 billion at year-end fiscal 2012. In rupee terms, net advances of overseas branches (including offshore banking unit) increased by 26.0% from Rs. 551.0 billion at year-end fiscal 2011 to Rs. 694.0 billion at year-end fiscal 2012. Net advances of overseas banking subsidiaries decreased in U.S. dollar terms by 12.0% from U.S.$ 7.5 billion at year-end fiscal 2011 to U.S.$ 6.6 billion at year-end fiscal 2012, however in rupee terms, the net advances increased marginally by 1.5% from Rs. 332.8 billion at year-end fiscal 2011 to Rs. 337.7 billion at year-end fiscal 2012 due to rupee depreciation.

ICICI Bank UK’s net advances decreased in line with its strategy of consolidation with respect to its corporate loan book. ICICI Bank UK has in the past focused primarily on extending financing to Indian companies for their operations in India and globally (including the financing of overseas acquisitions by Indian companies). In view of the evolving economic and regulatory environment globally and in the UK, and regulatory limitations on cross-border financing of the nature undertaken by our international banking subsidiaries in earlier years, ICICI Bank UK had adopted a strategy of reducing and rebalancing its loan portfolio.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets decreased marginally by 1.0% from Rs. 54.9 billion at year-end fiscal 2011 to Rs. 54.3 billion at year-end fiscal 2012. Other assets increased by 10.3% from Rs. 232.2 billion at year-end fiscal 2011 to Rs. 256.1 billion at year-end fiscal 2012.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Deposits	Rs.	2,591,060	Rs.	2,819,505	US$	55,404	8.8%
Borrowings(1)		1,258,389		1,612,966		31,695	28.2
Other liabilities(2)		921,623		982,401		19,304	6.6
Minority interest		13,582		14,277		281	5.1
Total liabilities		4,784,654		5,429,149		106,684	13.5
Equity share capital		11,518		11,528		227	0.1
Reserves and surplus(3)		541,507		601,237		11,814	11.0
Total liabilities (including capital and reserves)	Rs.	5,337,679	Rs.	6,041,914	US$	118,725	13.2%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

(2)	Includes proposed dividend (including corporate dividend tax) of Rs. 21.5 billion for fiscal 2012 (fiscal 2011: Rs. 18.4 billion).

(3)	Includes Employees Stock Options Outstanding.

Our total liabilities (including capital and reserves) increased by 13.2% from Rs. 5,337.7 billion at year-end fiscal 2011 to Rs. 6,041.9 billion at year-end fiscal 2012, primarily due to an increase in deposits and borrowings.

Deposits

Deposits increased by 8.8% from Rs. 2,591.1 billion at year-end fiscal 2011 to Rs. 2,819.5 billion at year-end fiscal 2012. Term deposits of ICICI Bank increased from Rs. 1,239.6 billion at year-end fiscal 2011 to Rs. 1,444.8 billion at year-end fiscal 2012, while savings deposits increased from Rs. 668.7 billion at year-end fiscal 2011 to Rs. 760.5 billion at year-end fiscal 2012 and current deposits increased from Rs. 347.8 billion at year-end fiscal 2011 to Rs. 349.7 billion at year-end fiscal 2012. The current and savings account deposits of ICICI Bank increased from

Rs. 1,016.5 billion at year-end fiscal 2011 to Rs. 1,110.2 billion at year-end fiscal 2012. The increase in deposits reflected our continued focus on retail deposits.

The deposits of ICICI Bank UK decreased from Rs. 187.8 billion at year-end fiscal 2011 to Rs. 122.7 billion at year-end fiscal 2012 primarily due to a decline in term deposits, which was in line with the reduction in assets. The deposits of ICICI Bank Canada decreased from Rs. 154.4 billion at year-end fiscal 2011 to Rs. 147.0 billion at year-end fiscal 2012, primarily due to a decrease in term deposits from Rs. 122.5 billion at year-end fiscal 2011 to Rs. 104.3 billion at year-end fiscal 2012.

Our total term deposits increased from Rs. 1,503.7 billion at year-end fiscal 2011 to Rs. 1,631.7 billion at year-end fiscal 2012, while savings deposits increased from Rs. 732.6 billion at year-end fiscal 2011 to Rs. 829.1 billion at year-end fiscal 2012. Total deposits at year-end fiscal 2012 formed 63.6% of our funding (i.e., deposits and borrowings, including subordinated debt and redeemable non-cumulative preference shares). See also “Business—Funding”.

Borrowings

Borrowings (including redeemable non-cumulative preference shares and subordinated debt) increased by 28.2% from Rs. 1,258.4 billion at year-end fiscal 2011 to Rs. 1,613.0 billion at year-end fiscal 2012. The transactions of ICICI Bank with the Reserve Bank of India under the Liquidity Adjustment Facility, previously accounted for as purchase and sale transactions, were accounted for as borrowing and lending transactions at year-end fiscal 2012. At year-end fiscal 2012, Rs. 168.0 billion was recorded as borrowings under the Liquidity Adjustment Facility. Further, the increase in borrowings of ICICI Bank was on account of overseas borrowings, bond borrowings and short-term borrowings. The borrowings of overseas branches of ICICI Bank (including our offshore banking unit) increased in USD terms by 5.7% from U.S.$ 12.3 billion at year-end fiscal 2011 to U.S.$ 13.0 billion at year-end fiscal 2012. In rupee terms, borrowings of overseas branches (including our offshore banking unit) increased by 20.2% from Rs. 550.5 billion at year-end fiscal 2011 to Rs. 661.9 billion at year-end fiscal 2012.

Further, there was an increase in borrowings of the Canadian subsidiary due to the recognition of a corresponding borrowing liability for securitized insured mortgages on account of adoption of International Financial Reporting Standards during fiscal 2012. The increase was offset, in part, by the repayment of domestic term money borrowings and a decrease in borrowings of our UK subsidiary and home finance subsidiary. See also “Business—Funding”.

Other liabilities

Other liabilities primarily consist of liabilities on insurance policies in force, pertaining to our insurance subsidiaries and proposed dividend, including corporate dividend tax. Other liabilities increased by 6.6% from Rs. 921.6 billion at year-end fiscal 2011 to Rs. 982.4 billion at year-end fiscal 2012 primarily due to an increase in liabilities on policies in force of our life insurance business from Rs. 644.8 billion at year-end fiscal 2011 to Rs. 662.3 billion at year-end fiscal 2012. This increase in liabilities on insurance policies in force was in line with the increase in non-linked business during fiscal 2012.

In India, dividends declared for a fiscal year are normally paid in the following year. We declared a dividend of Rs. 14.00 per equity share for fiscal 2011, which was paid in fiscal 2012. We declared a dividend of Rs. 16.50 per equity share for fiscal 2012, which was paid in fiscal 2013.

Equity share capital and reserves

Stockholders’ equity increased from Rs. 553.0 billion at year-end fiscal 2011 to Rs. 612.8 billion at year-end fiscal 2012 primarily due to the annual accretion to reserves out of profit for fiscal 2012.

Fiscal 2011 to Fiscal 2010

Summary

Our net profit increased by 30.4% from Rs. 46.7 billion in fiscal 2010 to Rs. 60.9 billion in fiscal 2011.

During fiscal 2011, the increase in net interest income by 13.9% and in non-interest income by 7.0% and the decrease in provisions by 43.8% (excluding provisions for tax) were partly offset by an increase of 12.9% in non-interest expense. The increase in net interest income was mainly due to a 2.4% increase in average interest-earning assets and an increase in net interest margin by 25 basis points.

Provision and contingencies (excluding provisions for tax) decreased by 43.8% from Rs. 45.6 billion in fiscal 2010 to Rs. 25.6 billion in fiscal 2011, primarily due to a reduction in provisions for non-performing assets. The provisions on non-performing assets decreased primarily due to a decrease in provisioning for retail non-performing loans due to a sharp reduction in accretion to retail non-performing loan portfolio in fiscal 2011. This was partly offset by an increase in impairment provisions for investments.

Non-interest income increased by 7.0%, driven by an increase in income from our insurance business from Rs. 204.8 billion in fiscal 2010 to Rs. 236.0 billion in fiscal 2011. Income from treasury-related activities decreased from Rs. 26.2 billion in fiscal 2010 to Rs. 11.8 billion in fiscal 2011. Income from treasury-related activities in fiscal 2010 primarily reflected higher profits from our equity portfolio and a reduction of mark-to-market losses on our credit derivatives portfolio. Non-interest expense increased by 12.9%, primarily due to an increase of 19.4% in employee expenses, an increase of 16.7% in expenses relating to our insurance business and an increase of 6.9% in direct marketing agency expenses due to higher volumes of retail loan origination volumes.

Net non-performing assets decreased from Rs. 46.7 billion at year-end fiscal 2010 to Rs. 32.1 billion at year-end fiscal 2011, reflecting a decline in net additions to gross non-performing assets and higher provisioning. Net restructured assets decreased from Rs. 59.9 billion at year-end fiscal 2010 to Rs. 19.6 billion at year-end fiscal 2011, primarily due to upgrades of certain borrowers in the power, services, food and beverage, and automobile sectors. After restructuring, based on the satisfactory performance of the borrower over a period of time, the restructured account is upgraded, and removed from this category.

Loans increased by 13.4% from Rs. 2,257.8 billion at year-end fiscal 2010 to Rs. 2,560.2 billion at year-end fiscal 2011 primarily due to an increase in domestic and overseas corporate loans on account of higher credit demand and increased business activity in the corporate sector due to the economic recovery and loans taken over from the Bank of Rajasthan amounting to Rs. 65.3 billion at August 12, 2010. Deposits increased by 7.3% from Rs. 2,415.7 billion at year-end fiscal 2010 to Rs. 2,591.1 billion at year-end fiscal 2011, primarily due to an increase in current and savings account deposits. ICICI Bank’s current and savings account deposits as a percentage of total deposits increased from 41.7% at year-end fiscal 2010 to 45.1% at year-end fiscal 2011. We continued to expand our branch network in India during the year. Our branch and extension counters network in India increased from 1,707 at year-end fiscal 2010 to 2,529 at year-end fiscal 2011. We also increased our ATM network from 5,219 ATMs at year-end fiscal 2010 to 6,104 ATMs at year-end fiscal 2011. Our network in India increased to 2,534 branches and extension counters network and 6,583 ATMs in India at July 31, 2011. This includes branches and ATMs of the Bank of Rajasthan.

The total capital adequacy ratio of ICICI Bank on an unconsolidated basis at year-end fiscal 2011, in accordance with the Reserve Bank of India guidelines on Basel II, increased to 19.5% with a tier-I capital adequacy ratio of 13.2% from a total capital adequacy ratio of 19.4% and tier-I capital adequacy ratio of 14.0% at year-end fiscal 2010. Our total capital adequacy ratio on a consolidated basis at year-end fiscal 2011, in accordance with the Reserve Bank of India guidelines on Basel II and guidelines on consolidated prudential return, increased to 19.9% with a tier-I capital adequacy ratio of 12.7% from a total capital adequacy ratio of 19.2% and tier-I capital adequacy ratio of 12.9% at year-end fiscal 2010.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Interest income(1)	Rs.	301,537	Rs.	300,814	US$	5,911	(0.2)%
Interest expense		(207,292)		(193,426)		(3,801)	(6.7)
Net interest income	Rs.	94,245	Rs.	107,388	US$	2,110	13.9%

(1)	Tax exempt income has not been recalculated on a tax-equivalent basis.

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

The yield on the rupee portfolio decreased by 50 basis points from 8.8% in fiscal 2010 to 8.3% in fiscal 2011, due to the following factors:

•
In fiscal 2010, due to abundant systemic liquidity and a low interest rate environment, banks reduced their deposit rates for various maturities by 25-250 basis points between March 2009 and December 2009. The decrease in deposit rates also resulted in a decline in lending rates in the system. The full impact of this reduction was reflected in fiscal 2011. Interest rates increased significantly during fiscal 2011, especially in the second half of the year. In response to tight systemic liquidity and the rising interest rate environment, scheduled commercial banks increased their lending and deposit rates for various maturities. The Bank increased its base rate from 7.50% at July 1, 2010 to 8.75% at year-end fiscal 2011 with corresponding increases to the prime lending rate and floating reference rate. The full impact of these increases will be reflected in fiscal 2012.

•
The yield on rupee advances decreased from 11.2% in fiscal 2010 to 10.3% in fiscal 2011. The decrease in yield on advances was primarily due to a decrease in the proportion of the high-yielding unsecured retail portfolio, a decrease in yield on domestic non-retail advances reflecting the declining interest rate scenario during fiscal 2010 and the introduction of new products by ICICI Bank such as dual-rate home loans with lower rates of interest in the initial years, after which rates are reset at higher rates. The proportion of higher yielding unsecured retail loans in our loan portfolio declined as a result of our strategy to reduce our exposure to this asset class.

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

•
We deduct losses from the securitization of assets (including credit losses on existing securitized pools) from our interest income. The amount of such losses was Rs. 5.5 billion in fiscal 2011 compared to Rs. 5.1 billion in fiscal 2010. See also “Critical Accounting Policies—Transfer and Servicing of Assets”.

However, the above decrease in yield on rupee portfolio was offset, in part, by the following factors:

•
The yield on interest-earning investments increased marginally to 6.8% in fiscal 2011, primarily due to an increase in yield on average interest-earning investments other than the investment in government and other approved securities, and was offset, in part, by a marginal decrease in the yield on average investments in government and other approved securities. The yield on average interest-earning investments other than the investment in government and other approved securities increased, primarily due to an increase in investment in higher-yielding securities like corporate bonds and debentures, certificates of deposit and commercial paper.

•
We earned interest of Rs. 1.7 billion, on income tax refunds, in fiscal 2011 compared to Rs. 1.2 billion in fiscal 2010. The receipt, amount and timing of such income depends on the nature and timing of determinations by tax authorities and is not consistent or predictable.

The cost of funds for the rupee portfolio decreased by 47 basis points from 6.4% in fiscal 2010 to 6.0% in fiscal 2011. The decrease in the cost of funds for the rupee portfolio was due to a decrease in the cost of deposits on account of a higher proportion of low cost current and savings deposits in our deposit base and a reduction in our wholesale term deposits. The average current and savings account deposits increased from Rs. 747.9 billion in fiscal 2010 to Rs. 882.4 billion in fiscal 2011. The proportion of current and savings accounts deposits to the total deposits of ICICI Bank increased from 41.7% at year-end fiscal 2010 to 45.1% at year-end fiscal 2011.

The Reserve Bank of India had prescribed a rate of 3.5% on savings deposits and until March 31, 2010, banks were required to pay interest on the minimum outstanding balance in a savings deposit account between the tenth day and the end of the month. Effective April 1, 2010, the Reserve Bank of India changed the interest payable computation methodology and banks were required to pay interest on the daily average balance maintained in a savings deposit account. The change in methodology resulted in an increase in the cost of savings account deposits for banks. Based on the average balances of fiscal 2011, this impacted our net interest margin by approximately 9 basis points. Despite an increase in systemic interest rates during the second half of fiscal 2011, the deposit cost during fiscal 2011 was lower compared to fiscal 2010 primarily due to the benefit of deposits raised in fiscal 2010 at lower rates and an increase in the proportion of low cost current and savings account deposits to the overall deposit mix. As a result, the cost of rupee deposits decreased from 6.2% in fiscal 2010 to 5.1% in fiscal 2011.

The cost of rupee borrowings increased from 7.2% in fiscal 2010 to 8.7% in fiscal 2011 primarily on account of an increase in the cost of call and term borrowings and bond borrowings.

The full impact of the increase in deposit rates in fiscal 2011 will be reflected in fiscal 2012. Further, the Reserve Bank of India increased the interest rate on savings account deposits to 4.0% with effect from May 3, 2011.

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

Average loans decreased by 1.9% from Rs. 2,395.3 billion in fiscal 2010 to Rs. 2,350.2 billion in fiscal 2011 mainly due to a decrease in average foreign currency loans by 5.6% from Rs. 898.3 billion in fiscal 2010 to Rs. 847.7 billion in fiscal 2011. This was primarily due to the securitization of insured mortgages by our Canadian subsidiary and the impact of appreciation of the rupee against the U.S. dollar. Average rupee loans increased from Rs. 1,497.0 billion in fiscal 2010 to Rs. 1,502.5 billion in fiscal 2011 primarily on account of advances taken over from the Bank of Rajasthan, which merged with us effective the close of business August 12, 2010.

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

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	60,039	Rs.	65,978	US$	1,296	9.9%
Profit/(loss) on treasury-related activities (net)(1)		26,194		11,808		232	(54.9)
Profit/(loss) on sale of land, buildings and other assets (net)		822		300		6	(63.5)
Income pertaining to insurance business		204,758		236,030		4,638	15.3
Miscellaneous income		2,648		1,017		20	(61.6)
Total non-interest income	Rs.	294,461	Rs.	315,133	US$	6,192	7.0%

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

Non-interest income primarily includes income pertaining to our insurance business, fee and commission income, income from treasury-related activities and other miscellaneous income. This analysis of non-interest income should be read against the backdrop of global and Indian economic developments, financial market activities, the competitive environment, client activity levels and our strategy, as detailed in earlier sections.

Non-interest income increased by 7.0% from Rs. 294.5 billion in fiscal 2010 to Rs. 315.1 billion in fiscal 2011. The increase in non-interest income was primarily due to an increase in income relating to our insurance business and commission, exchange and brokerage income. During fiscal 2011, there was a decrease in income relating to our treasury activities and miscellaneous income.

Commission, exchange and brokerage

Commission, exchange and brokerage income primarily includes fees from our banking business, and fee and brokerage income of our securities brokering and asset management subsidiaries. The fee income of our banking business is mainly comprised of fees from corporate clients such as loan processing fees, transaction banking fees and structuring fees and fees from retail customers such as loan processing fees, credit card fees, service charges on retail liability-related accounts and third-party referral fees. Commission, exchange and brokerage income increased by 9.9% from Rs. 60.0 billion in fiscal 2010 to Rs. 66.0 billion in fiscal 2011 primarily due to an increase in corporate fees. Commission, exchange and brokerage income of ICICI Bank increased by 14.1% from Rs. 48.3 billion in fiscal 2010 to Rs. 55.1 billion in fiscal 2011. This increase was partly offset by a decrease in fee income of our banking subsidiaries, management fees of our asset management subsidiary and fees and brokering income of our securities brokering subsidiaries.

Higher credit demand and increased business activity in the corporate sector due to the economic recovery resulted in an increase in loan processing fees and transaction banking related fees from corporate clients. There was a decrease in retail fees such as foreclosure charges, credit card fees and third-party referral fees. Following the reduction in our credit card portfolio, specifically products like equated monthly installments/personal loan on credit cards and lower issuance of new credit cards, the fees related to our credit card business declined in fiscal 2011 compared to fiscal 2010. Fee income from our credit card business was Rs. 5.4 billion in fiscal 2011, a decline of 20.8% from Rs. 6.9 billion in fiscal 2010. The fees from distribution of third-party products in fiscal 2011 were impacted by regulatory changes in the life insurance sector, which led to a decline in market volumes and changes in the product mix.

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

Profit/(loss) on treasury-related activities (net)

Income from treasury-related activities includes income from the sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in the fixed income, equity and preference share portfolio, units of venture capital and private equity funds, and security receipts issued by asset reconstruction companies. It also includes income from foreign exchange transactions, consisting of various foreign exchange and derivatives transactions with clients, including options and swaps, and on credit derivatives instruments including credit default swaps, credit-linked notes and collateralized debt obligations. Profit from treasury-related activities decreased from Rs. 26.2 billion in fiscal 2010 to Rs. 11.8 billion in fiscal 2011. The decrease in income from treasury-related activities in fiscal 2011 was primarily due to a loss on government securities and other fixed income positions compared to gains in fiscal 2010, lower profits from our equity portfolio and lower mark-to-market/realized profits on credit derivatives. This was offset by higher income from foreign exchange and derivatives transactions with our clients.

During fiscal 2011, there was a loss on our government securities portfolio and other fixed income positions of Rs. 1.7 billion compared to a profit of Rs. 8.2 billion in fiscal 2010. During fiscal 2010, we capitalized on certain market opportunities to realize gains from sale of our government securities portfolio and other fixed income positions, while in fiscal 2011, the loss was due to monetary tightening and negative systemic liquidity for most of the year which resulted in an increase in yields on short-term government securities.

The benchmark equity index, the BSE Sensex, increased by 10.9% from 17,528 at year-end fiscal 2010 to 19,445 at year-end fiscal 2011, compared to an increase of 80.5% during fiscal 2010. However, the equity markets remained volatile in fiscal 2011, particularly in the second half of the year, due to global and domestic developments including the political unrest in the Middle East and concerns about global recovery due to the possible impact on crude oil prices, and continued high levels of inflation in India and resultant monetary tightening. These factors impacted market sentiment resulting in a decline in realized/unrealized profit on equity investments for fiscal 2011. Our profit from our equity portfolio decreased from Rs. 6.9 billion in fiscal 2010 to Rs. 4.3 billion in fiscal 2011.

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

We offer various derivatives products, including options and swaps, to our clients primarily for their risk management purposes. We generally do not carry market risk on client derivatives positions as we cover ourselves in the inter-bank market. Profits or losses on account of currency movements on these transactions are borne by the clients. During fiscal 2009, due to high exchange rate volatility as a result of the global financial crisis, a number of clients experienced significant mark-to-market losses in derivatives transactions. On maturity or premature termination of the derivatives contracts, these mark-to-market losses became receivables owed to us. Some clients did not pay their derivatives contract obligations to us in a timely manner and, in some instances, clients filed lawsuits to avoid payment of derivatives contract obligations entirely. In other instances, at the request of clients, we converted overdue amounts owed to us into loans and advances. In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivatives contract receivables overdue for 90 days or more as non-performing assets. Pursuant to these guidelines, we reverse derivatives contract receivables in our income statement when they are overdue for 90 days or more. Further, mark-to-market gains on other derivative contracts with the same counterparties mentioned above are reversed through our profit and loss account. The Reserve Bank of India has recently issued guidelines to this effect. After reversal, any recovery is accounted for only on actual receipt of payment. In fiscal 2011, we made a provision of Rs. 0.3 billion relating to receivables under derivatives contracts that were overdue for more than 90 days and the related mark-to-market receivables from such counterparties, in accordance with the Reserve Bank of India guidelines compared to a write-back of Rs. 0.2 billion in fiscal 2010.

The treatment of receivables owed in connection with derivatives contracts differs under U.S. GAAP from under Indian GAAP. Under U.S. GAAP, these receivables are analyzed to identify the required provisions in the same manner as provisions for loan losses. Accordingly, under U.S. GAAP, the amount receivable by us when a derivatives contract obligation arises is charged to the client’s account and treated like a loan. We periodically conduct a comprehensive analysis of our corporate loan portfolio, including overdue derivatives receivables, to determine appropriate allowances for loan losses. This analysis takes into account both qualitative and quantitative criteria, including among other considerations, the account conduct, future prospects, repayment history and financial performance. This comprehensive analysis includes an account-by-account review of a substantial portion of our corporate loan portfolio, and an allowance is made for probable loss, if any, on each account. In addition to the detailed review of large balance loans, we also classify our portfolio based on the overdue status of each account and classify loans as impaired if principal or interest has remained overdue for more than 90 days.

Our income from foreign exchange transactions with clients and from margins on derivatives transactions with clients increased from Rs. 7.3 billion in fiscal 2010 to Rs. 8.3 billion in fiscal 2011, primarily on account of concerted efforts to increase margins, enhance focus on large corporate customers and acquire new small and medium corporate as well as retail customers.

Our subsidiary, ICICI Bank UK had an investment portfolio comprised of bonds, credit-linked notes, asset backed securities and equity of Rs. 89.8 billion at year-end fiscal 2010 and Rs. 70.3 billion at year-end fiscal 2011. The investment portfolio of ICICI Bank UK also included treasury bills of Rs. 23.1 billion at year-end fiscal 2011. The investment portfolio of ICICI Bank UK included investments of Rs. 81.3 billion at year-end fiscal 2010 and Rs. 64.7 billion at year-end fiscal 2011 classified as “available-for-sale” investments. In the “available-for-sale” investments category, the mark-to-market post-tax loss reflected in the shareholders’ equity decreased from Rs. 4.3 billion at year-end fiscal 2010 to Rs. 3.3 billion at year-end fiscal 2011, due to a reduction in the investment portfolio and also due to a tightening of credit spreads, primarily on the bond portfolio. During fiscal 2010, the mark-to-market post-tax loss reflected in the shareholders’ equity decreased from Rs. 12.4 billion at year-end fiscal 2009 to Rs. 4.3 billion at year-end fiscal 2010.

Income relating to our insurance business

Income from our insurance business increased by 15.3% from Rs. 204.8 billion in fiscal 2010 to Rs. 236.0 billion in fiscal 2011. Income from our insurance business includes net premium income, fee and commission income and the release of certain actuarial reserves on lapsed policies created in earlier years of our life insurance subsidiary amounting to Rs. 206.3 billion and of our general insurance subsidiary amounting to Rs. 29.7 billion in fiscal 2011 compared to income of Rs. 182.0 billion from our life insurance subsidiary and Rs. 22.8 billion from our general insurance subsidiary in fiscal 2010. The increase in income from our insurance business was from the life insurance business primarily due to an increase in net premium, increase in fees on account of higher fund management and policy fees and higher release of certain actuarial reserves on lapsed policies created in earlier years.

Income from our life insurance business includes net premium income of Rs. 178.0 billion and fee and other income of Rs. 28.3 billion in fiscal 2011 compared to net premium income of Rs. 164.7 billion and fee and other income of Rs. 17.3 billion from our life insurance business in fiscal 2010.

The Insurance Regulatory and Development Authority issued various regulations regarding unit-linked products, effective from September 1, 2010, which required insurers to maintain an interim reduction in yield and a cap on charges and to make structural changes to the pension products. Almost all unit-linked products operational in the market were withdrawn on August 31, 2010 as per the revised unit-linked guidelines. The scarcity value created for the old products resulted in high growth during July and August 2010. After September 1, 2010, with the new set of products which had lower distributor payouts, the industry witnessed a slowdown in new business. ICICI Prudential Life Insurance’s new business premium, in line with the market trend, grew year-on-year in the first half of fiscal 2011, while the year-on-year growth declined in the second half of fiscal 2011.

The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company increased by 8.2% from Rs. 165.3 billion in fiscal 2010 to Rs. 178.8 billion in fiscal 2011, primarily due to an increase in single premium business from Rs. 2.8 billion in fiscal 2010 to Rs. 21.7 billion in fiscal 2011. In fiscal 2011, the new business premium from our regular premium business decreased by 6.1% from Rs. 60.6 billion in fiscal 2010 to Rs. 56.9 billion in fiscal 2011 and the renewal premium decreased by 1.8% from Rs. 102.0 billion in fiscal 2010 to Rs. 100.2 billion in fiscal 2011. ICICI Prudential Life Insurance Company’s other income increased from Rs. 17.3 billion in fiscal 2010 to Rs. 28.3 billion in fiscal 2011, primarily due to an increase in fees on account of higher fund management and policy fees and higher release of certain actuarial reserves on lapsed policies created in earlier years.

Income from our general insurance business includes net premium income amounting to Rs. 26.9 billion and commission income amounting to Rs. 2.8 billion in fiscal 2011, compared to net premium income of Rs. 20.7 billion and commission income of Rs. 2.1 billion from our general insurance subsidiary in fiscal 2010.

Gross written premiums of ICICI Lombard General Insurance Company increased by 27.8% from Rs. 36.9 billion in fiscal 2010 to Rs. 47.3 billion in fiscal 2011 primarily due to growth in its health and weather insurance businesses. Commission income of ICICI Lombard General Insurance Company increased by 33.3% from Rs. 2.1 billion in fiscal 2010 to Rs. 2.8 billion in fiscal 2011 primarily due to an increase in reinsurance commission income on weather insurance business.

Miscellaneous income

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

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	36,784	Rs.	43,926	US$	863	19.4%
Depreciation on own property		6,212		6,608		130	6.4
Auditor’s fees and expenses		148		161		3	8.8
Other administrative expenses		51,199		49,932		981	(2.5)
Direct marketing agency expenses		2,413		2,579		51	6.9
Depreciation on leased assets		1,417		789		16	(44.3)
Expenses pertaining to insurance business		179,160		209,029		4,107	16.7
Total non-interest expenses	Rs.	277,333	Rs.	313,024	US$	6,151	12.9%

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

Payments to and provisions for employees

Employee expenses increased by 19.4% from Rs. 36.8 billion in fiscal 2010 to Rs. 43.9 billion in fiscal 2011, primarily due to an increase in employee expenses of ICICI Bank offset in part by a decrease in employee expenses of insurance subsidiaries and home finance subsidiary. The employee base, including sales executives, employees on fixed term contracts and interns, increased from 74,056 at year-end fiscal 2010 to 79,978 at year-end fiscal 2011. The increase in the employee base was due to the addition of employees of the Bank of Rajasthan and the conversion of sales executives to full time employees of ICICI Bank. We expect an increase in the number of employees of ICICI Bank in view of the anticipated growth in our business.

The employee expenses of ICICI Bank increased by 46.1% from Rs. 19.3 billion in fiscal 2010 to Rs. 28.2 billion in fiscal 2011. Employee expenses increased primarily due to the addition of employees of the Bank of Rajasthan, the annual increase in salaries and provision for payment of performance bonuses and performance-linked retention pay during the period and an increase in the employee base, including sales executives, employees on fixed term contracts and interns, from 41,068 employees at year-end fiscal 2010 to 56,969 employees at year-end fiscal 2011. Pension costs increased from Rs. 106 million in fiscal 2010 to Rs. 1,053 million in fiscal 2011, primarily due to the addition of employees of the Bank of Rajasthan. Pension benefits are available to employees who were formerly employed by the Bank of Rajasthan, Sangli Bank and the Bank of Madura. Pension benefits are determined based on salary scales which are fixed in periodically negotiated agreements between the Indian Banking Association (representing bank management) and employee unions. Based on the Bank’s updated estimate of pension benefits arising from these agreements, the Bank has revised the salary escalation rate on basic salary from 7.0% in fiscal 2010 to 1.5% in fiscal 2011. This change in assumption has resulted in a lowering of the pension cost increase by Rs. 111.1 million in fiscal 2011.

This increase in ICICI Bank’s employee expenses was partly offset by a decrease in employee expenses in certain of our subsidiaries. The employee expenses for ICICI Prudential Life Insurance Company decreased by 6.6% from Rs. 9.1 billion in fiscal 2010 to Rs. 8.5 billion in fiscal 2011, due to a decrease in the employee base from 20,295 at year-end fiscal 2010 to 13,393 at year-end fiscal 2011. The employee expenses for ICICI Lombard General Insurance Company decreased by 6.9% from Rs. 2.9 billion in fiscal 2010 to Rs. 2.7 billion in fiscal 2011, due to a decrease in employee base from 4,650 at year-end fiscal 2010 to 4,264 at year-end fiscal 2011.

Depreciation

Depreciation on owned property increased from Rs. 6.2 billion in fiscal 2010 to Rs. 6.6 billion in fiscal 2011, primarily due to an expansion in the branch and ATM network and capitalization of ICICI Bank’s new building in Hyderabad, offset, in part, by the sale of assets of merchant acquiring operations and other assets. During fiscal 2011, ICICI Lombard General Insurance Company revised its estimate of the useful life of its fixed assets. This change in estimate resulted in an additional depreciation of Rs. 0.2 billion in fiscal 2011. Depreciation on leased assets decreased from Rs. 1.4 billion in fiscal 2010 to Rs. 0.8 billion in fiscal 2011 due to a reduction in leased assets.

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

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). The expenses relating to our insurance business increased by 16.7% from Rs. 179.2 billion in fiscal 2010 to Rs. 209.0 billion in fiscal 2011, primarily due to an increase in life insurance business volume and claims and benefit payouts in our general insurance business. The impact of such increases in expenses was reduced to a certain extent by a decline in the commission expenses of our life insurance subsidiary. The expenses related to our insurance business include expenses of our life insurance subsidiary amounting to Rs. 179.8 billion and of our general insurance subsidiary amounting to Rs. 29.2 billion in fiscal 2011, compared to expenses of Rs. 158.3 billion for our life insurance subsidiary and Rs. 20.9 billion for our general insurance subsidiary in fiscal 2010.

The expenses of our life insurance business include reserves for actuarial liability of Rs. 172.9 billion, claims and benefit payouts of Rs. 2.8 billion and commission expenses of Rs. 4.1 billion in fiscal 2011 compared to Rs. 150.9 billion of reserves for actuarial liability, Rs. 2.9 billion of claims and benefit payouts and Rs. 4.5 billion of commission expenses in fiscal 2010.

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

The expenses of general insurance business include claims and benefit payouts of Rs. 27.3 billion and Rs. 1.9 billion of commission expenses in fiscal 2011 compared to Rs. 18.9 billion of claims and benefit payouts and Rs. 2.0 billion of commission expenses in fiscal 2010. The claims and benefit payouts of ICICI Lombard General Insurance Company increased from Rs. 18.9 billion in fiscal 2010 to Rs. 27.3 billion in fiscal 2011, primarily due to an increase in the impact of the Indian Motor Third Party Insurance Pool (the Pool) on account of additional provisions made as per Insurance Regulatory and Development Authority order and due to an increase in claims/benefits paid in line with the increase in business.

In accordance with Insurance Regulatory and Development Authority guidelines, ICICI Lombard General Insurance Company, together with all other Indian general insurance companies, participates in the Pool, which has been administered by the General Insurance Corporation of India from April 1, 2007. The Pool covers the reinsurance of third party risks of commercial vehicles. Based on an analysis of the performance of the Pool by an independent consultant, the Insurance Regulatory and Development Authority instructed all general insurance companies to provide for losses on the Pool at the provisional rate of 153.0% for fiscal 2008 through fiscal 2011 in the financial results for fiscal 2011 compared to the earlier loss rate of 122-127%. Accordingly, an additional provision of Rs. 2.7 billion was created during the current fiscal year by ICICI Lombard General Insurance Company. In view of the above developments, the Insurance Regulatory and Development Authority has allowed an increase in the rate of premium applicable to the motor third party liability insurance business by 68.5% with effect from April 25, 2011.

Provisions and contingencies (excluding tax provisions)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	328	Rs.	3,163	US$	62	-
Provision for non-performing and other assets		44,898		20,515		403	(54.3)
Provision for standard assets		(153)		40		1	-
Others		514		1,882		37	-
Total provisions and contingencies (excluding tax)	Rs.	45,587	Rs.	25,600	US$	503	(43.8)%

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

Provisions for Restructured Loans and Non-performing Assets

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines except in the case of ICICI Home Finance Company and our overseas banking subsidiaries. ICICI Home Finance Company classifies its loans and other credit facilities as per the guidelines of its regulator, namely, the National Housing Bank. Loans made by our overseas banking subsidiaries are classified as impaired when there is no longer a reasonable assurance of the timely collection of the full amount of principal or interest. Under the Reserve Bank of India guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and, in respect of bills, if the account remains overdue for more than 90 days. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. See also “Business—Classification of Loans”.

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of restructured loans.

	At March 31,
	2010		2011		2011		2011/2010 % Change
	(in millions, except percentages)
Opening balance (gross loans)	Rs.	61,368	Rs.	62,662	US$	1,231	2.1%
Add: Loans restructured during the year		37,833		12,223		240	(67.7)
Add: Increase in loans outstanding to previously restructured loans		349		46		1	(86.8)
Less: Loans upgraded to standard category during the year		(33,471)		(42,341)		(832)	26.5
Less: Loans downgraded to non-performing category during the year		(1,297)		(2,123)		(42)	63.7
Less: Recoveries during the year		(2,120)		(9,934)		(195)	-
Gross restructured loans	Rs.	62,662	Rs.	20,533	US$	403	(67.2)
Provisions for restructured loans		(2,758)		(940)		(18)	(65.9)
Net restructured loans	Rs.	59,904	Rs.	19,593	US$	385	(67.3)
Average balance of net restructured loans(1)		54,914		36,265		713	(34.0)
Gross customer assets	Rs.	2,601,135	Rs.	3,108,740	US$	61,087	19.5
Net customer assets		2,536,941		3,024,694		59,436	19.2%
Gross restructured loans as a percentage of gross customer assets		2.41%		0.66%
Net restructured loans as a percentage of net customer assets		2.36%		0.65%

(1)	The average balances are the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the year.

Gross restructured loans decreased by 67.2% from Rs. 62.7 billion at year-end fiscal 2010 to Rs. 20.5 billion at year-end fiscal 2011 primarily due to upgrades of certain borrowers in the power, services, food and beverages, automobile and other sectors. After restructuring, based on the satisfactory performance of the borrower over a period of time, the restructured account is upgraded, and removed from this category. During fiscal 2011, the Bank upgraded certain borrower accounts aggregating Rs. 42.3 billion based on payment performance. During fiscal 2010, there were upgrades amounting to Rs. 33.5 billion primarily of borrower accounts in the oil and petrochemical sector. As a percentage of net customer assets, net restructured loans were 0.6% at year-end fiscal 2011 compared to 2.4% at year-end fiscal 2010. During fiscal 2011, the diminution in fair value of restructured loans (including the provision for funded interest) amounted to Rs. 0.2 billion, compared to Rs. 2.6 billion in fiscal 2010. The decline was mainly due to recoveries of funded interest of previous years as well as a lower quantum of loans restructured during fiscal 2011. A fully secured standard loan can be restructured by a rescheduling of principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. There are certain conditions stipulated by the Reserve Bank of India for continuing to classify a restructured standard loan as a standard asset. The restructured loans continue to be classified as such until they complete one year of payment in accordance with the restructured terms. In December 2008, the Reserve Bank of India permitted banks to undertake a one-time restructuring of loans classified as real estate exposures and to undertake a second restructuring for accounts that were previously restructured, without downgrading such accounts to the non-performing category, up to June 30, 2009. The Reserve Bank of India also permitted banks to classify all eligible accounts that met the basic criteria for restructuring and which were classified as standard at September 1, 2008, as standard accounts irrespective of their subsequent asset classification. This treatment was subject to banks receiving an application from the borrower for restructuring the loan at or before fiscal 2009 and to the implementation of the restructuring package within 120 days from the date of receipt of the application. See also “Business—Classification of Loans”.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Gross non-performing assets(1)	Rs.	105,821	Rs.	111,575	US$	2,192	5.4%
Provisions for non-performing assets(1)		(59,083)		(79,501)		(1,562)	34.6
Net non-performing assets(1)	Rs.	46,738	Rs.	32,074	US$	630	(31.4)%

Gross customer assets	Rs.	2,601,135	Rs.	3,108,740	US$	61,087	19.5%
Net customer assets		2,536,941		3,024,694		59,436	19.2
Gross non-performing assets as a percentage of gross customer assets		4.07%		3.59%
Net non-performing assets as a percentage of net customer assets		1.84%		1.06%

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

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

We sold Rs. 7.6 billion of net non-performing assets to an asset reconstruction company in fiscal 2010 which primarily included mortgage loans, small value personal loans and vehicle loans and in fiscal 2011, we sold fully written off credit card receivables. See also “Business—Classification of Loans—Non-Performing Asset Strategy”.

As a percentage of net customer assets, net non-performing assets were 1.1% at year-end fiscal 2011, compared to 1.8% at year-end fiscal 2010. The net non-performing loans in the retail portfolio declined from 2.8% of net retail loans at year-end fiscal 2010 to 1.5% of net retail loans at year-end fiscal 2011.

Tax Expense

Income tax expense increased by 19.0% from Rs. 17.4 billion in fiscal 2010 to Rs. 20.7 billion in fiscal 2011. The effective tax rate of 24.7% in fiscal 2011 was lower compared to the effective tax rate of 26.4% in fiscal 2010, primarily due to tax benefits from the amalgamation of the Bank of Rajasthan, offset, in part, by changes in the mix of taxable profits (the proportion of tax free/exempt income relative to taxable income with different tax rates).

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	471,441	Rs.	393,853	US$	7,739	(16.5)%
Investments		1,863,198		2,096,528		41,197	12.5
Advances (net of provisions)		2,257,781		2,560,193		50,308	13.4
Fixed assets		38,623		54,895		1,079	42.1
Other assets		262,430		232,210		4,563	(11.5)
Total assets	Rs.	4,893,473	Rs.	5,337,679	US$	104,887	9.1%

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

Investments

Total investments increased by 12.5% from Rs. 1,863.2 billion at year-end fiscal 2010 to Rs. 2,096.5 billion at year-end fiscal 2011, primarily due to an increase in investments in corporate bonds and debentures, investments in the Rural Infrastructure Development Fund and in other related investments in lieu of a shortfall in meeting directed lending requirements, commercial paper and certificates of deposit by ICICI Bank and investments held to cover linked liabilities of ICICI Prudential Life Insurance Company. Investments held to cover the liabilities on unit-linked insurance policies of ICICI Prudential Life Insurance Company increased by 14.3% from Rs. 514.7 billion at year-end fiscal 2010 to Rs. 588.3 billion at year-end fiscal 2011. The increase in linked assets under management is primarily attributable to the improvement in the financial markets (as the investments held for our unit-linked business are valued on a mark-to-market basis) and an increase in business volume during the year.

At year-end fiscal 2011, we had an outstanding net investment of Rs. 28.3 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets compared to Rs. 33.9 billion at year-end fiscal 2010. See also “Business—Overview of Our Products and Services—Treasury”.

Advances

Net advances increased by 13.4% from Rs. 2,257.8 billion at year-end fiscal 2010 to Rs. 2,560.2 billion at year-end fiscal 2011, primarily due to an increase in domestic and overseas corporate loans on account of higher credit demand and increased business activity in the corporate sector due to the economic recovery and loans taken over from the Bank of Rajasthan. The increase was offset, in part, by a decrease in net advances of our subsidiaries, namely, ICICI Home Finance Company and ICICI Bank Canada. Net retail advances of ICICI Bank increased by

5.8% from Rs. 790.6 billion at year-end fiscal 2010 to Rs. 836.8 billion at year-end fiscal 2011. Net advances of overseas branches (including our offshore banking unit) of ICICI Bank increased in U.S. dollar terms by 24.0% from U.S.$ 10.0 billion at year-end fiscal 2010 to U.S.$ 12.4 billion at year-end fiscal 2011, and in rupee terms by 22.1% from Rs. 451.4 billion at year-end fiscal 2010 to Rs. 551.0 billion at year-end fiscal 2011. Net advances of overseas subsidiaries decreased marginally in U.S. dollar terms by 3.8% from U.S.$ 7.8 billion at year-end fiscal 2010 to U.S.$ 7.5 billion at year-end fiscal 2011, and in rupee terms, decreased by 4.3% from Rs. 347.9 billion at year-end fiscal 2010 to Rs. 332.8 billion at year-end fiscal 2011, primarily due to a decrease in net advances of ICICI Bank Canada on account of the securitization of insured mortgages in fiscal 2011. See also “Business—Loan Portfolio”.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased by 42.1% from Rs. 38.6 billion at year-end fiscal 2010 to Rs. 54.9 billion at year-end fiscal 2011 due to partial capitalization of ICICI Bank’s new building in Hyderabad and an increase in the branch network and assets taken over from the Bank of Rajasthan. Other assets decreased by 11.5% from Rs. 262.4 billion at year-end fiscal 2010 to Rs. 232.2 billion at year-end fiscal 2011.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2010		2011			2011		2011/2010 % change
	(in millions, except percentages)
Deposits	Rs.	2,415,723	Rs.	2,591,060		US$	50,915	7.3%
Borrowings(1)		1,156,983		1,258,389			24,728	8.8
Proposed dividend (including corporate dividend tax)		15,136		18,380			361	21.4
Other liabilities		779,962		903,243			17,749	15.8
Minority interest		12,704		13,582			267	6.9
Total liabilities		4,380,508		4,784,654			94,020	9.2
Equity share capital		11,149		11,518			226	3.3
Reserves and surplus		501,816		541,507	(2)		10,641	7.9
Total liabilities (including capital and reserves)	Rs.	4,893,473	Rs.	5,337,679		US$	104,887	9.1%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

(2)	Includes Employees Stock Options Outstanding.

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

ICICI Bank UK’s primary source of funds has been retail deposits accepted through its internet banking platform. Until July 2008, demand and saving deposits formed a significant proportion of ICICI Bank UK’s total deposits. Since the instant access demand and savings accounts could be subjected to high withdrawals in times of stress, ICICI Bank UK has focused from July 2008 onwards on rebalancing its deposit base towards term deposits. Accordingly, term deposits of ICICI Bank UK increased from Rs. 138.4 billion at year-end fiscal 2010 to Rs. 144.6 billion at year-end fiscal 2011. ICICI Bank UK’s demand and savings account deposits declined from Rs. 66.0 billion at year-end fiscal 2010 to Rs. 43.2 billion at year-end fiscal 2011. The deposits of ICICI Bank Canada decreased from Rs. 200.7 billion at year-end fiscal 2010 to Rs. 154.4 billion at year-end fiscal 2011, primarily due to a decrease in term deposits from Rs. 166.0 billion at year-end fiscal 2010 to Rs. 122.5 billion at year-end fiscal 2011.

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

Equity share capital and reserves

Stockholders’ equity increased from Rs. 513.0 billion at year-end fiscal 2010 to Rs. 553.0 billion at year-end fiscal 2011 (including a statutory reserve of Rs. 2.0 billion taken over from the Bank of Rajasthan at August 12, 2010) primarily due to the allotment of shares to the shareholders of the Bank of Rajasthan and the annual accretion to reserves out of profit for fiscal 2011. Excess of paid-up value of equity shares issued over the fair value of the net assets acquired in the amalgamation of the Bank of Rajasthan with ICICI Bank and amalgamation expenses, amounting to Rs. 2.1 billion, have been adjusted against the securities premium account.

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

The following table sets forth, at the dates indicated, the notional amount of foreign exchange and interest rate derivatives contracts.

	Notional principal amounts								Balance sheet fair value(1)
	At March 31,								At March 31,
	2010		2011		2012		2012		2010		2011		2012		2012
	(in millions)
Interest rate products:
Swap agreements	Rs.	3,960,258	Rs.	4,786,591	Rs.	3,611,341	US$	70,964	Rs.	20,120	Rs.	15,044	Rs.	27,017	US$	531
Others		253,973		256,027		214,565		4,216		222		188		53		1
Total interest rate products	Rs.	4,214,231	Rs.	5,042,618	Rs.	3,825,906	US$	75,180	Rs.	20,342	Rs.	15,232	Rs.	27,070	US$	532
Foreign exchange products:
Forward contracts	Rs.	1,644,474	Rs.	2,441,593	Rs.	3,552,805	US$	69,813	Rs.	–	Rs.	(3,218)	Rs.	13,428	US$	264
Swap agreements		582,155		637,482		703,775		13,829		12,656		13,968		19,615		385
Others		634,665		758,897		603,254		11,854		(873)		(2,411)		(2,945)		(58)
Total foreign exchange products	Rs.	2,861,294	Rs.	3,837,972	Rs.	4,859,834	US$	95,496	Rs.	11,783	Rs.	8,339	Rs.	30,098	US$	591

(1)	Denotes the net mark-to-market impact of the derivatives and foreign exchange products on the reporting date.

The notional principal amount of interest rate products decreased to Rs. 3,825.9 billion at year-end fiscal 2012 compared to Rs. 5,042.6 billion at year-end fiscal 2011. The notional principal amount of foreign exchange products increased to Rs. 4,859.8 billion at year-end fiscal 2012 compared to Rs. 3,838.0 billion at year-end fiscal 2011. The credit exposure on interest rate derivatives was Rs. 92.2 billion at year-end fiscal 2012, compared to Rs. 108.0 billion at year-end fiscal 2011. The credit exposure on foreign exchange derivatives was Rs. 301.1 billion at year-end fiscal 2012, compared to Rs. 227.1 billion at year-end fiscal 2011.

An interest rate swap does not entail the exchange of notional principal, and the cash flow arises because of the difference between the interest rate pay and receive portions of the swap, which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making, which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in the generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counterparty, the net market risk of the two transactions will be zero whereas the notional principal amount of the portfolio will be the sum of both transactions. We also deal in credit derivatives instruments including credit default swaps, credit-linked notes, collateralized debt obligations and principal protected structures. The notional principal amount of these credit derivatives outstanding at year-end fiscal 2012, excluding accrued interest, was Rs. 1.5 billion in funded instruments and Rs. 11.1 billion in non-funded instruments which includes Rs. 50 million of protection we have bought. The notional principal amount of these credit derivatives outstanding at year-end fiscal 2011, excluding accrued interest, was Rs. 18.2 billion in funded instruments and Rs. 29.4 billion in non-funded instruments which included Rs. 223 million of protection we have bought.

Securitization

We primarily securitize retail and corporate loans through “pass-through” securitization transactions involving special purpose entities, usually constituted as trusts. After securitization, we generally continue to maintain customer account relationships and service loans transferred to the securitization trusts. Our securitization transactions are made either with or without credit enhancement. In accordance with the Reserve Bank of India guidelines for securitization of standard assets, in effect from February 1, 2006, the Bank accounts for any loss arising from securitization immediately at the time of sale, and the profit/premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. Prior to February 1, 2006, any profit/loss arising out of a securitization transaction was recorded at the time of sale.

The Bank acts in different capacities and under different contracts for consideration including as originator, liquidity or credit enhancement provider, underwriter and senior contributor.

Excess interest spreads from the underlying assets in securitization transactions are generally subordinated to provide credit enhancement

In addition to the subordination of excess interest spreads, the Bank in a separate capacity provides external credit enhancement facilities to mitigate cash flow shortfalls that may arise from the underlying asset delinquencies. These facilities include first loss credit enhancement representing the first or primary level of protection provided to bring the ratings accorded to the beneficial interests of senior contributors to investment grade. The Bank also provides second loss credit enhancement representing a subsequent level of protection provided to protect the beneficiaries against further cash flow shortfalls. The first loss and second loss credit enhancements are provided either in the form of undertakings or cash collateral in a current account operated by the trust. The total outstanding first loss credit enhancements at year-end fiscal 2012 were Rs. 8.0 billion and second loss credit enhancements were Rs. 9.1 billion. Of the above, the outstanding credit enhancements in the form of guarantees amounted to Rs. 11.8 billion.

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

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 1,054.2 billion (including fund-based commitments fungible with non-fund-based facilities) at year-end fiscal 2012, compared to Rs. 956.8 billion at year-end fiscal 2011. The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Capital Commitments

We are obligated under a number of capital project contracts which have been committed. The estimated amounts of contracts remaining to be executed on capital projects increased from Rs. 3.9 billion at year-end fiscal 2011 to Rs. 4.7 billion at year-end fiscal 2012.

The following table sets forth certain contractual obligations at year-end fiscal 2012.

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions, except percentages)
Long-term debt obligations	Rs.	1,086,200	Rs.	235,736	Rs.	207,417	Rs.	260,492	Rs.	382,555
Time deposits		1,631,739		1,279,276		282,886		55,556		14,021
Life-insurance obligations(1)		1,060,898		(15,698)		(147,848)		(56,507)		1,280,951
Gratuity obligations(2)		9,284		1,009		1,786		2,046		4,443	(3)
Pension obligations(2)		7,492		699		1,458		1,647		3,688	(3)
Operating lease obligations		3,763		917		1,500		859		487
Guarantees
Financial guarantees		338,207		270,189		48,042		17,447		2,529
Performance guarantees		659,121		303,977		224,381		102,184		28,579
Total	Rs.	4,796,704	Rs.	2,076,105	Rs.	619,622	Rs.	383,724	Rs.	1,717,253

(1)
The amounts shown represent an estimate of undiscounted cash flows under life insurance contracts. The cash flows shown consist of expected benefit payments net of premiums receivable as per the contractual terms. Cash flows associated with benefit payments are projected based on assumptions for factors like mortality and investment returns. The cash flows included in the above table are different from the liabilities on policies in effect on March 31, 2012 that are disclosed in the balance sheet because the liabilities are disclosed at discounted values and include an allowance for other non-contractual cash flows, such as expenses.

(2)	Based on actuarial assumptions.

(3)	Based on outflow estimates between five and ten years.

Long-term debt obligations

Long-term debt represents debt with an original contractual maturity greater than one year. Maturity distribution is based on contractual maturity or the date at which the debt is callable at the option of the holder, whichever is earlier. For a detailed discussion on long-term debt, see note 3 to our “Consolidated Financial Statements—Additional Notes” included herein.

Time deposits

Time deposits represent deposits with fixed maturity terms. Generally, time deposits can be withdrawn by the depositors any time before maturity subject to certain prepayment charges.

Life insurance obligations

Life insurance obligations primarily include liabilities for life insurance policies, including both unit-linked and non-linked policies.

A unit-linked life insurance policy is a policy in which the cash value of the policy varies according to the net asset value of units (i.e., shares) in investment assets chosen by the policyholder. The liability for unit-linked life insurance policies is equal to the net asset value of the units in each policy as of the valuation date. Certain of our unit-linked life insurance policies carry financial payout guarantees, and the liability for these policies takes into account both the net asset values of the units and these guarantees.

The liability for non-linked life insurance policies is calculated using the gross premium method using assumptions for interest, mortality, expense and inflation. This method is used for both participating and non-participating policies; however, for participating policies, the method also uses assumptions for future bonuses, together with allowances for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations.

Gratuity obligations

We provide gratuity, a defined benefit retirement plan covering all employees who retire or resign after a minimum prescribed period of continuous service. The plan provides a lump sum payment to eligible employees at retirement or termination of employment based on the respective employee’s salary and years of employment with us.

The gratuity benefit is provided to employees through either an in-house fund or separate funds managed by Life Insurance Corporation of India Limited and ICICI Prudential Life Insurance Company Limited. We are responsible for settling the gratuity obligation through contribution to these funds.

Pension obligations

The Bank provides pensions—deferred retirement plans—covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plans provide for monthly pension payments to these employees when they retire. These payments are based on the respective employee’s years of service with the Bank and applicable salary and also include a cost of living adjustment. Pension funds for employees in service who previously worked at the former Bank of Madura, Sangli Bank or Bank of Rajasthan are managed in an in-house trust and the liability is funded as per actuarial valuation.

Pursuant to a master policy, the Bank purchases annuities from LIC and ICICI Prudential Life Insurance Company Limited for the benefit of employees upon their retirement. These annuities provide the pension payments to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan.

Operating lease obligations

We have commitments under long-term operating leases principally for premises. The following table sets forth a summary of future minimum lease rental commitments at year-end fiscal 2012.

Lease rental commitments for fiscal	(in millions)
2013	Rs.	917
2014		824
2015		676
2016		516
2017		343
Thereafter		487
Total minimum lease commitments	Rs.	3,763

Guarantees

As a part of our project financing and commercial banking activities, we have issued guarantees to support the regular business activities of our clients. These generally represent irrevocable assurances that we will make payments in the event that the customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary, where a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary, where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding ten years. The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of unfunded facilities. We enter into guarantee arrangements after conducting appropriate due diligence on our clients. We generally review these facilities on an annual basis. If a client’s risk profile deteriorates to an unacceptable level, we may decline to renew the guarantee at expiration or may require additional security sufficient to protect our exposure. Guarantees increased by 16.7% from Rs. 854.9 billion at year-end fiscal 2011 to Rs. 997.3 billion at year-end fiscal 2012.

The following table sets forth, at the dates indicated, guarantees outstanding.

	At year-end fiscal
	2010		2011		2011/2010 % change	2012		2012		2012/2011 % change
	(in millions, except percentages)
Financial guarantees	Rs.	168,487	Rs.	244,250	45.0%	Rs.	338,207	US$	6,646	38.5%
Performance guarantees		468,598		610,610	30.3		659,121		12,952	7.9
Total guarantees	Rs.	637,085	Rs.	854,860	34.2%	Rs.	997,328	US$	19,597	16.7%

Financial guarantees constituted approximately 34% of our guarantee exposure at year-end fiscal 2012. Of these financial guarantees, approximately 28% were issued towards risk participation, syndication and favoring other lenders as beneficiaries to allow our clients to receive credit assistance or credit enhancement from such lender-beneficiaries. The balance of financial guarantees was issued to support other business activities of our clients, such as guarantees for the procurement of goods or guarantees in lieu of security/cash deposits. Performance guarantees constituted 66% of our guarantee exposure at year-end fiscal 2012.

Illustrative examples of client business activities requiring guarantees include: contracts to procure goods from suppliers, where guarantees are obtained by clients to provide suppliers with assurance of payment in case the clients fail to pay upon receipt of goods, submission of bids for projects where guarantees are obtained by clients to provide assurance of performance of contract obligations in case the bid is awarded to them, advances against goods or services to be supplied by clients to their own customers where guarantees are obtained by clients to assure their customers of a refund of the advance in case the clients are unable to supply goods or services, guarantees provided in lieu of security deposits or cash deposits that clients would otherwise be required to maintain with stock exchanges, commodity exchanges, regulatory authorities or other bodies, or for participating in tenders or in other business contracts, and guarantees obtained by clients in favor of lenders that enable the clients to receive credit assistance or credit enhancement from lenders by providing such lenders with assurance of payment.

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

We also issue guarantees for clients to whom we have provided other funded facilities in the form of loans. The outstanding amount of such guarantees related to non-performing or restructured loans was Rs. 2.9 billion at year-end fiscal 2012. The guarantees we issue are not unilaterally changed or revised when a related loan is restructured. Guarantees are valid for a specified amount and a specified period. Any change in expiry date or amount requires the consent of both the beneficiary and the guarantor. We generally provide guarantee facilities to our customers for a validity period of 12-18 months.

We have collateral available to reimburse potential losses on our guarantees. Margins in the form of cash and fixed deposit available to us to reimburse losses realized under guarantees amounted to Rs. 32,554 million at year-end fiscal 2012, compared to Rs. 25,319 million at year-end fiscal 2011. Other property or security may also be available to us to cover losses under these guarantees.

Our related party guarantees amounted to Rs. 0.1 million at year-end fiscal 2012.

The following table sets forth the roll-forward of activity for guarantees at year-end fiscal 2012.

Particulars	Performance Guarantees		Financial Guarantees
	(in millions)
Opening balance at April 1, 2011	Rs.	610,610	Rs.	244,250
Additions: Issued during the year		312,242		347,827
Deletions: Closed due to expiry/termination during the year		(262,476)		(248,044)
Invoked and paid during the year		(1,255)		(5,826)
Closing balance at year-end fiscal 2012	Rs.	659,121	Rs.	338,207

Capital Resources

ICICI Bank actively manages its capital to meet regulatory norms and current and future business needs, considering the risks in its businesses, expectations of rating agencies, shareholders and investors, and the available options of raising capital. Its capital management framework is administered by the Finance Group and the Risk Management Group under the supervision of the Board and the Risk Committee. The capital adequacy position and assessment is reported to the Board and the Risk Committee periodically.

Regulatory capital

ICICI Bank is subject to the Basel II capital adequacy guidelines stipulated by the Reserve Bank of India in effect from year-end fiscal 2008. The Reserve Bank of India guidelines on Basel II require ICICI Bank to maintain a minimum capital to risk-weighted assets ratio of 9.0% and a minimum tier I capital adequacy ratio of 6.0% on an ongoing basis. At year-end fiscal 2012, the capital adequacy ratio of the Bank (unconsolidated) was 18.5% with tier I ratio of 12.7%.

Under Pillar 1 of the Reserve Bank of India guidelines on Basel II, the Bank follows the standardized approach for measurement of credit and market risks and the basic indicator approach for measurement of operational risk.

The Reserve Bank of India has also stipulated that banks shall maintain capital at the higher of the minimum capital required as per Basel II or 80% of the minimum capital required as per Basel I. In accordance with these norms, at year-end fiscal 2012, the prudential floor at 80% of the minimum capital requirement under Basel I was Rs. 332.5 billion and was lower than the minimum capital requirement of Rs. 358.7 billion under Basel II. Therefore, we have maintained the capital adequacy at year-end fiscal 2012 required by Basel II norms.

Unconsolidated capital adequacy position

The following table sets forth, at the dates indicated, risk-based capital, risk-weighted assets and risk-based capital adequacy ratios computed in accordance with the Reserve Bank of India guidelines on Basel I and Basel II and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian GAAP.

	As per the Reserve Bank of India guidelines on Basel I						As per the Reserve Bank of India guidelines on Basel II
	At year-end fiscal
	2011		2012		2012		2011		2012		2012
	(in millions, except percentages)
Tier I capital	Rs.	463,988	Rs.	512,159	US$	10,064	Rs.	449,749	Rs.	505,183	US$	9,927
Tier II capital		231,007		238,564		4,688		217,502		232,946		4,577
Total capital	Rs.	694,995	Rs.	750,723	US$	14,752	Rs.	667,251	Rs.	738,129	US$	14,504

Credit risk- risk weighted assets	Rs.	3,389,351	Rs.	4,054,732	US$	79,676	Rs.	2,909,785	Rs.	3,468,742	US$	68,162
Market risk- risk weighted assets		552,840		563,310		11,069		255,525		268,658		5,279
Operational risk- risk weighted assets		–		–		–		249,669		248,458		4,882
Total risk-weighted assets	Rs.	3,942,191	Rs.	4,618,042	US$	90,745	Rs.	3,414,979	Rs.	3,985,858	US$	78,323

Tier I capital adequacy ratio		11.8%		11.1%				13.2%		12.7%
Tier II capital adequacy ratio		5.8%		5.2%				6.3%		5.8%
Total capital adequacy ratio		17.6%		16.3%				19.5%		18.5%

Movement in ICICI Bank’s capital funds and risk weighted assets from year-end fiscal 2011 to year-end fiscal 2012 (as per the Reserve Bank of India guidelines on Basel II):

During fiscal 2012, capital funds increased by Rs. 70.9 billion primarily due to accretion to retained earnings, issuance of lower tier II debt capital of Rs. 16.0 billion and a decrease of Rs. 20.6 billion in deductions for securitization exposures.

Risk-weighted assets relating to credit risk increased by Rs. 559.0 billion from Rs. 2,909.8 billion at year-end fiscal 2011 to Rs. 3,468.7 billion at year-end fiscal 2012, primarily due to an increase of Rs. 409.5 billion in risk-weighted assets of on-balance sheet credit exposures and an increase of Rs. 149.5 billion in risk-weighted assets for off-balance sheet credit exposures (including an increase of Rs. 156.5 billion in risk-weighted assets for non-fund based facilities partly offset by a decrease of Rs. 23.2 billion in risk-weighted assets for undrawn commitments).

Risk-weighted assets relating to market risk increased by Rs. 13.1 billion from Rs. 255.5 billion at year-end fiscal 2011 to Rs. 268.7 billion at year-end fiscal 2012. The general market risk risk-weighted assets increased by Rs. 15.4 billion (reflecting a capital charge of Rs. 1.4 billion) primarily due to an increase in the investment book and in the duration of interest rate related instruments.

Risk-weighted assets relating to operational risk at year-end fiscal 2012 were Rs. 248.5 billion (reflecting a capital charge of Rs. 22.4 billion). The operational risk capital charge is computed based on 15% of the average of the previous three financial years’ gross income.

Consolidated capital adequacy position

Consolidation for capital adequacy calculation is based on the consolidated financial statements of ICICI Bank and its subsidiaries in line with the norms on consolidated prudential reporting issued by the Reserve Bank of India. The entities considered for consolidation for capital adequacy calculation include subsidiaries, associates and joint ventures of the Bank, which carry on activities of a banking or of a financial nature as stated in the reporting guidelines prescribed by the Reserve Bank of India. Entities engaged in the insurance business and businesses not pertaining to financial services are excluded from consolidation for capital adequacy calculation. Investment above 30% in the paid-up equity capital of financial entities which are not consolidated for capital adequacy (including insurance entities) and investments in other instruments eligible for regulatory capital status in those entities are deducted to the extent of 50% from tier I and 50% from tier II capital of the Bank.

At year-end fiscal 2012, our capital adequacy ratio at the consolidated level was 19.6% with tier I ratio of 12.8%.

Movement in our capital funds and risk weighted assets at the consolidated level from year-end fiscal 2011 to year-end fiscal 2012:

During fiscal 2012, capital funds increased by Rs. 75.6 billion primarily due to an increase in retained earnings, the issuance of tier II debt capital of Rs. 16.7 billion and a decrease of Rs. 20.0 billion in deduction on account of securitization exposures.

Total risk-weighted assets increased by Rs. 450.1 billion primarily due to an increase in the risk-weighted assets for on-balance sheet exposures by Rs. 317.0 billion. Risk-weighted assets relating to off-balance sheet items including derivatives, other contingent liabilities and undrawn commitments increased by Rs. 163.2 billion. Risk-weighted assets relating to market risk decreased by Rs. 22.8 billion, and risk-weighted assets relating to operational risk decreased by Rs. 0.6 billion.

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

Impending regulatory developments associated with capital adequacy

Basel III

In order to strengthen the resilience of the banking sector to potential future shocks, as well as to ensure adequate liquidity in the banking system, the Basel Committee on Banking Supervision issued the Basel III proposals on December 17, 2009. Following a consultation phase on these proposals, the final set of Basel III rules was issued on December 16, 2010. The Basel III rules on capital consist of measures aimed at improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing procyclicality and promoting countercyclical buffers, and addressing systemic risk and interconnectedness. Under the Basel III rules on capital, the minimum common equity requirement has been increased from 2.0% to 4.5% with an additional capital conservation buffer requirement of 2.5%, thereby bringing the total common equity requirement to 7.0%. The capital conservation buffer is a buffer established above the regulatory minimum capital requirement, and capital distribution constraints will be imposed on the bank when capital levels fall below the buffer limit. Further, the minimum tier I capital requirement has been increased from 4.0% to 6.0% and with the above-mentioned capital conservation buffer, the total tier I capital requirement will be 8.5%. The total capital adequacy requirement (tier I and tier II) remains at the existing 8.0% level and with the above-mentioned capital conservation buffer, the total capital adequacy requirement will be 10.5%. The Basel III framework also stipulates a minimum tier I leverage ratio requirement of 3.0%. Further, on July 19, 2011, the Basel Committee on Banking Supervision also stipulated the range of capital surcharges for Global Systemically Important Banks. The Basel III rules on liquidity consist of a measure of short-term liquidity coverage ratio aimed at building liquidity buffers to meet stress situations and a measure of long-term net stable funding ratio aimed at promoting longer term structural funding. The Basel Committee on Banking Supervision has stipulated a phased implementation of the Basel III framework between January 1, 2013 and January 1, 2019.

On May 2, 2012, the Reserve Bank of India issued the final guidelines on the Basel III capital regulations. As per the guidelines, Indian banks will have to maintain a minimum common equity tier I capital ratio of 5.5% of risk-weighted assets, a minimum tier I capital ratio of 7.0% of risk-weighted assets and a minimum total capital adequacy ratio of 9.0%. The guidelines stipulate a capital conservation buffer of 2.5% of risk-weighted assets comprised of common equity to be implemented between March 2015 and March 2018. The guidelines also stipulate a minimum tier I leverage ratio requirement of 4.5%. The implementation of the guidelines is proposed to begin from January 1, 2013 and to be fully implemented by March 31, 2018. Certain capital instruments that no longer qualify as non-common equity tier I or tier II capital will be phased out beginning January 1, 2013, with their recognition capped at 90% from January 1, 2013, reducing by 10 percentage points in subsequent years. We continue to monitor developments on the Basel III framework, and we believe that our current robust capital adequacy position and demonstrated track record of access to domestic and overseas markets for capital raising will enable us to adapt to the Basel III framework. On February 21, 2012, the Reserve Bank of India issued draft guidelines on the Basel III liquidity standards and solicited feedback from the industry.

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

Most of the Bank’s incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of the Bank’s assets, primarily the corporate and project finance and home loan portfolio, have medium or long-term maturities, creating a potential for funding mismatches. The Bank actively monitors its liquidity position and attempts to maintain adequate liquidity at all times to meet all the requirements of its depositors and bondholders, while also meeting the credit demand of its customers.

The Bank seeks to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the organization to enable optimal liquidity management. A separate group is responsible for liquidity management. The Bank is required to submit gap analysis on a fortnightly basis to the Reserve Bank of India. Pursuant to the Reserve Bank of India guidelines, the liquidity gap (if negative) must not exceed 5.0%, 10.0%, 15.0% and 20.0% of cumulative outflows in the 1 day, up to 7 days, up to 14 days and up to 28 day time categories respectively. The Bank prepares a daily maturity gap analysis for the rupee book to review its liquidity position. The Bank’s static gap analysis is also supplemented by a short-term dynamic analysis, in order to provide the liability raising units with a fair estimate of its short-term funding requirements. In addition, the Bank also monitors certain liquidity ratios on a fortnightly basis. The Bank has a liquidity contingency plan in place, through which it monitors key indicators that could signal potential liquidity challenges, to enable it to take necessary measures to ensure sufficient liquidity.

The Bank maintains diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. The Bank also has recourse to the liquidity adjustment facility, marginal standing facility and the refinance window, which are short-term funding arrangements provided by the Reserve Bank of India. The Bank generally maintains a substantial portfolio of high quality liquid securities that may be sold on an immediate basis to meet our liquidity needs. The Bank also has the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasions have touched highs of 100.0% and above. To curtail reliance on such volatile funding, the Bank’s liquidity management policy has stipulated daily limits for borrowing and lending in this market. The Bank’s limit on daily borrowing is more conservative than the limit set by the Reserve Bank of India. ICICI Securities Primary Dealership, like us, relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates.

The Bank’s gross liquid assets consist of cash. nostro balances, overnight and other short-term money market placements, government bonds and treasury bills (including investments eligible for reserve requirements and net of borrowings on account of repurchase agreements and the liquidity adjustment facility), corporate bonds (rated AA and above), other money market investments such as commercial paper and certificates of deposits and mutual fund investments. We deduct our short-term borrowings (borrowings with maturity up to 28 days) from the aggregate of these assets to determine our net liquid assets. In addition to aforementioned liquid assets, the Bank has access to other reliable sources of liquidity such as unutilized refinance lines from the Reserve Bank of India.

The Bank maintains a significant portion of its demand and time liabilities in forms required pursuant to regulatory reserve requirements imposed by the Reserve Bank of India. The Reserve Bank of India stipulates a cash reserve ratio applicable to Indian banks, which requires the Bank to maintain an average percentage of its demand and time liabilities as a cash balance deposited with the Reserve Bank of India over 14-day periods. At year-end fiscal 2012, the cash reserve ratio requirement percentage was 4.75%. In addition, cash reserves may not fall below 70% of the required cash reserve ratio on any day during any 14-day reporting period.

The Reserve Bank of India also stipulates a statutory liquidity ratio applicable to Indian banks, which requires the Bank to maintain a certain percentage of demand and time liabilities in certain prescribed investments. At year-end fiscal 2012, the statutory liquidity ratio requirement percentage was 24%. The Bank generally holds more statutory liquidity ratio eligible securities than the statutory liquidity ratio requirement. Statutory liquidity ratio eligible instruments include cash, gold or approved unencumbered securities.

At various overseas branches of the Bank, certain reserves are maintained pursuant to local regulations. The Bank has complied with these local reserve requirements during fiscal 2012.

The Bank maintains liquid assets in excess of what is required by Statutory Liquidity Ratio and Cash Reserve Ratio. Throughout fiscal 2012, the Bank maintained adequate reserves as per the regulatory requirements mentioned above.

The following table indicates the details of the components of average and balance sheet date liquid assets of the Bank.

	At March 31, 2011		Fortnightly average for fiscal 2012		At March 31, 2012
	(in billions)
Statutory liquidity ratio eligible investments and other government securities, net of borrowings on account of repurchase agreement and liquidity adjustment facility (1)	Rs.	650.5	Rs.	719.0	Rs.	704.2
Balance with central banks and current accounts with other banks		196.6		170.8		184.2
Other liquid assets		337.1		307.9		355.0
Gross liquid assets		1,184.2		1,197.7		1,243.4
(Less) Short-term borrowings		0.7		7.3		0.2
Net liquid assets	Rs.	1,183.5	Rs.	1,190.4	Rs.	1,243.2

(1)
For the purposes of above table, borrowings on account of repurchase agreements and the liquidity adjustment facility are netted-off from the statutory liquidity ratio eligible investments and other government securities. From April 1, 2010, repurchase and reverse repurchase transactions (other than transactions made by the Bank under the Liquidity Adjustment Facility with the Reserve Bank of India) are accounted as borrowing and lending transactions in financial accounting. From the last three months of fiscal 2012 (i.e., through March 31, 2012) the repurchase and reverse repurchase transactions with the Reserve Bank of India under the Liquidity Adjustment Facility are also accounted for as borrowings and lendings in financial accounting. Accordingly, statutory liquidity ratio eligible investments and other government securities reflected in financial statements are gross of such borrowings.

The Bank held net liquid assets totaling about Rs. 1,243.2 billion at year-end fiscal 2012, compared to Rs. 1,183.5 billion at year-end fiscal 2011. During fiscal 2012, the Bank held fortnightly average net liquid assets of about Rs. 1,190.4 billion.In addition to the amounts included in net liquid assets above, at year-end fiscal 2012, the Bank also held other fixed-income non-government securities totaling about Rs. 113.4 billion, compared to Rs. 95.3 billion at year-end fiscal 2011.

The Bank also has access to other reliable sources of liquidity. The Reserve Bank of India conducts repurchase and reverse repurchase transactions with banks through its liquidity adjustment facility to carry out monetary policy and manage liquidity for the Indian banking system. The Reserve Bank of India stipulates an interest rate applicable to such repurchase and reverse repurchase agreements, known as the repo rate and reverse repo rate, respectively. The liquidity adjustment facility is available throughout the year. Further, there is a liquid market for repurchase transactions with other market counterparties. Banks may enter into repurchase transactions with the Reserve Bank of India or other market counterparties against the statutory liquidity ratio eligible securities it holds in excess of statutory requirement.

In addition to the liquidity adjustment facility, the Reserve Bank of India has a marginal standing facility, available to certain eligible banks, including ICICI Bank. Under the facility, eligible banks can borrow overnight up to 2% of their respective net demand and time liabilities outstanding at the end of the second preceding 14-day period. In April 2012, the Reserve Bank of India increased the amount that eligible banks, including the Bank, could borrow, from 1% to 2% of net demand and time liabilities. The rate of interest on amounts accessed through this facility is 100 basis points above the liquidity adjustment facility repo rate mentioned above.

The Reserve Bank of India also gives Indian banks, including the Bank, access to certain refinance facilities that allow banks to borrow at the repo rate from the Reserve Bank of India when those banks have made loans to borrowers for specified activities.

At year-end fiscal 2012, the Bank was eligible to borrow Rs. 68.9 billion through the liquidity adjustment facility, the marginal standing facility and the Reserve Bank of India refinance facilities, in addition to amounts that were already borrowed from these facilities. In April 2012, the Reserve Bank of India increased the amount that eligible banks, including the Bank, could borrow, from 1% to 2% of net demand and time liabilities, as discussed above. Accordingly, at June 30, 2012, the Bank was eligible to borrow Rs. 122.2 billion through the liquidity adjustment facility, the marginal standing facility and the Reserve Bank of India refinance facilities, in addition to amounts that were already borrowed from these facilities.

The Reserve Bank of India uses the liquidity adjustment facility, the marginal standing facility and its refinance facilities to implement monetary policy. Similarly, the Reserve Bank of India has the right to suspend the liquidity adjustment facility or reduce the amounts that Indian banks can access via the liquidity adjustment facility on any day on a proportionate basis for all banks. Such policy changes could affect the operations of these facilities and could inhibit Indian banks’, including the Bank’s, access to these facilities.

Our domestic operations in India and our overseas banking subsidiaries are funded primarily by deposits. Our overseas branches are funded primarily by bond issuances, syndicated loans, inter-bank funding and commercial paper, in addition to deposit taking subject to local regulation, and have longer maturity assets relative to liabilities. Uncertain conditions in the international markets in recent times, growth concerns due to the economic slowdown, together with new liquidity regimes being imposed by regulators, have resulted in continued challenges in the funding market. We have, therefore, planned our debt raisings through bond issuances and bilateral loans at appropriate times and in alignment with expected loan disbursements and refinancing requirements from our overseas branches. Additionally, we continue to focus on inter-bank borrowings and deposit roll-overs.

Additionally, we have continued to successfully raise funds through banker’s acceptance and access refinance from export credit agencies. We have the ability to use our rupee liquidity in India to meet refinancing needs at our overseas branches, although this may be at a relatively high cost based on swap and exchange rates prevailing at the time of such refinancing. ICICI Bank raised U.S.$ 2.5 billion through bonds denominated in U.S. dollars through three issuances in July 2010, November 2010 and May 2011. These bonds have original maturities of 5.5 years, 10 years and 5.5 years respectively.

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

There are restrictions on the use of liquidity maintained by our UK and Canada subsidiaries to meet our overall liquidity needs. The Office of the Superintendent of Financial Institutions of Canada has prescribed a limit of 100% of tier I and tier II capital (as defined under Canadian regulations) on the credit exposure to any single entity or a group of connected entities. ICICI Bank Canada, our Canadian subsidiary, has internally capped this credit exposure at 50% of the limit specified by the Office of the Superintendent of Financial Institutions, except with respect to exposure to the ICICI Bank and its consolidated subsidiairies.  The Financial Services Authority of the United Kingdom has prescribed a limit of 25% of the large exposure capital base on the exposure to an individual counterparty (or a group of connected counterparties). The large exposure capital base is calculated as the sum of allowable tier I and tier II capital, less any deductions required by the Financial Services Authority. ICICI Bank UK has a large exposure capital base of U.S.$ 1.1 billion at year-end fiscal 2012, resulting in a limit of U.S.$ 278 million.

During fiscal 2012, ICICI Bank Canada and ICICI Bank UK have complied with both regulatory and their internal limits on exposures to any single entity, including to ICICI Bank and other consolidated entities.

The Financial Services Authority classifies ICICI Bank UK as an individual liquidity adequacy standards firm, which means it is required to meet certain quantitative requirements set out in the Prudential sourcebook for Banks, Building Societies and Investment Firms. In addition, the Financial Services Authority has issued liquidity guidelines that ICICI Bank UK is complying with, effective June 27, 2012. The liquidity guidelines specify the quantity of liquid assets (in any currency that the Financial Services Authority deems material with respect to ICICI Bank UK and also on an all currency combined basis) that the Financial Services Authority believes is appropriate for ICICI Bank UK to hold.

Canadian regulations impose no liquidity pool requirements or liquidity buffer requirements on regulated Canadian banks, including ICICI Bank Canada. However, the Office of the Superintendent of Financial Institutions expects each such bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a liquidity management policy and market risk management policy that are approved by its board of directors. These policies require ICICI Bank Canada to maintain a certain percentage of its customer liabilities in liquid assets and to maintain sufficient liquidity to cover net outflows in the “Up to 30 days” maturity bucket. These limits are monitored monthly. ICICI Bank Canada has complied with these requirements throughout fiscal 2012.

The Central Bank of Russia requires banks in Russia to maintain a reserve that is deposited with the Central Bank of Russia based on a certain percentage of the banks’ liabilities. The Central Bank of Russia also requires banks in Russia to comply with certain limits on regulatory ratios relating to liquidity mismatches, especially to liquidity mismatches that may occur due to net outflows in the “next day,” “up to 30 days,” and “more than 1 year” maturity buckets. ICICI Bank Eurasia Limited Liability Company, the Bank’s wholly owned subsidiary in Russia, has complied with these requirements throughout fiscal 2012.

The successful management of credit, market and operational risk is an important consideration in managing our liquidity because it affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time.

Rating agencies can also decide to withdraw their ratings of the Bank, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions (particularly longer-term transactions) and derivatives transactions, or retain our customers. See also “Risk Factors—Any downgrading of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs”.

Changes in or withdrawal of the Bank’s credit rating will not increase the amount of collateral that the Bank is required to post with counterparties. When Indian banks, including the Bank, engage in collateralized borrowing, they borrow from the Reserve Bank of India and through the Clearing Corporation of India Limited, a centralized clearing counterparty. When Indian banks borrow from the Reserve Bank of India, collateral is typically statutory liquidity ratio-eligible investments, such as central or state government securities. In general, the face value of collateral given for any such loan is higher than the value of the loan. This difference is referred to as a haircut. The haircut for all such securities borrowed from the Reserve Bank of India is stipulated by the Reserve Bank of India and is not based on the credit rating of the borrower. Similarly, the Clearing Corporation of India Limited’s margin requirement is based on maturity and certain other factors, but not on the credit ratings of the borrower. In addition, the Bank generally does not engage in derivative or swap transactions that require the Bank to increase its collateral if the Bank’s credit rating is downgraded. As such, any reduction in or withdrawal of the Bank’s credit ratings will not impact the Bank’s collateralized borrowing operations.

The Bank has certain borrowings that would be affected by a one or two notch downgrade from its current credit rating. These borrowings amount to less than 2% of the total borrowings of the Bank at year-end fiscal 2012. If an international credit rating agency downgrades the Bank’s credit rating by one or two notches, the Bank would be required to pay an increased interest rate on certain borrowings, and for certain borrowings, the Bank would be required to renegotiate a new interest rate with its lenders. If the Bank is not able to reach an agreement for an interest rate with a lender, the lender could require the Bank to prepay the outstanding principal amount of the loan.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2010
	Cost at year-end fiscal 2009		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2010
	(in millions)
Premises	Rs.	29,563	Rs.	1,369	Rs.	(2,251)	Rs.	(6,472)	Rs.	22,209	US$	436
Other fixed assets (including furniture and fixes)		38,139		2,298		(4,205)		(23,352)		12,880		253
Assets given on lease		17,961		-		(201)		(14,226)		3,534		69
Total	Rs.	85,663	Rs.	3,667	Rs.	(6,657)	Rs.	(44,050)	Rs.	38,623	US$	758

	Fiscal 2011
	Cost at year-end fiscal 2010		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2011
	(in millions)
Premises	Rs.	28,681	Rs.	18,438	Rs.	(1,216)	Rs.	(8,156)	Rs.	37,747	US$	742
Other fixed assets (including furniture and fixes)		36,232		6,665		(1,456)		(26,863)		14,578		286
Assets given on lease		17,760		-		(250)		(14,940)		2,570		51
Total	Rs.	82,673	Rs.	25,103	Rs.	(2,922)	Rs.	(49,959)	Rs.	54,895	US$	1,079

	Fiscal 2012
	Cost at year-end fiscal 2011		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2012
	(in millions)
Premises	Rs.	45,903	Rs.	1,656	Rs.	(592)	Rs.	(9,383)	Rs.	37,584	US$	739
Other fixed assets (including furniture and fixes)		41,441		4,442		(747)		(30,794)		14,342		282
Assets given on lease		17,510		-		(1)		(15,115)		2,394		47
Total	Rs.	104,854	Rs.	6,098	Rs.	(1,340)	Rs.	(55,292)	Rs.	54,320	US$	1,068

The additions to our premises and other assets were Rs. 6.1 billion in fiscal 2012, compared to Rs. 25.1 billion in fiscal 2011. Our capital expenditure on premises decreased from Rs. 18.4 billion in fiscal 2011 to Rs. 1.7 billion in fiscal 2012. The addition of fixed assets during fiscal 2011 was primarily due to the partial capitalization of ICICI Bank’s new building in Hyderabad, the increase in the Bank’s branch network and premises and the addition of the Bank of Rajasthan’s fixed assets pursuant to amalgamation. Capital expenditure of Rs. 4.4 billion on other fixed assets in fiscal 2012 included Rs. 1.2 billion on software.

Collateral Management

Overview

The Bank defines collateral as the assets or rights provided to the Bank by the borrower or a third party in order to secure a credit facility. The Bank would have the rights of a secured creditor in respect of the assets/contracts offered as security for the obligations of the borrower/obligor. The Bank ensures that the underlying documentation for the collateral provides the Bank with appropriate rights over the collateral or other forms of credit enhancement including the right to liquidate, retain or take legal possession of it in a timely manner in the event of default by the counter party. The Bank also endeavors to keep the assets provided as security to the Bank under adequate insurance during the tenor of the Bank’s exposure. The collateral value is monitored periodically.

Collateral valuation

As stipulated by the Reserve Bank of India guidelines, the Bank uses the comprehensive approach for collateral valuation. Under this approach, the Bank reduces its credit exposure to the counterparty when calculating its capital requirements to the extent that risk mitigation is provided by the eligible collateral as specified in the Basel II guidelines.

The Bank adjusts the value of any collateral received to adjust for possible future fluctuations in the value of the collateral in line with the requirements specified by the Reserve Bank of India guidelines for calculating its capital requirements. These adjustments, also referred to as “haircuts”, in order to produce volatility-adjusted amounts for collateral, are reduced from the exposure to compute the capital charge based on the applicable risk weights. We apply these hair cuts in the value of collateral only for capital adequacy computations and not for computing loan loss allowances under either Indian GAAP or U.S. GAAP.

Types of collateral taken by the Bank

In calculating its capital requirements, the Bank determines the appropriate collateral for each facility based on the type of product and risk profile of the counterparty. In the case of commercial loans, mainly consisting of project and other corporate loans, the collateral is immovable assets, which are typically mortgaged in the Bank’s favor, or movable assets, which are typically hypothecated in the Bank’s favor. For working capital facilities, the current assets of borrowers are taken as collateral. Additionally, in some cases, we may take further security of a first or second charge on fixed assets, a pledge of financial assets such as marketable securities, or obtain corporate guarantees and personal guarantees wherever appropriate.

Secured consumer loans for the purchase of assets, such as home loans, automobile loans and office premises loans, are secured by the assets being financed (predominantly property and vehicles). The valuation of the properties is carried out by an approved valuation agency at the time the loan is approved.

The Bank also offers products that are primarily based on collateral, such as shares, specified securities, warehoused commodities and gold jewelry. These products are offered in line with the approved product policies which include types of collateral, valuation and margining.

The Bank extends unsecured facilities to clients for certain products such as derivatives, credit cards and personal loans. The limits with respect to unsecured facilities have been approved by our Board of Directors.

The decision on the type and quantum of collateral for each transaction is made by the credit approving authority as per the credit approval authorization approved by the Board of Directors. For facilities provided as per approved product policies (retail products and loan against shares, etc.), collateral is taken in line with the policy.

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of the fiscal 2012 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

The Reserve Bank of India in its guidelines on “segmental reporting” has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The consolidated segmental report for fiscal 2012, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•
Retail Banking includes exposures of the Bank, which satisfy the four qualifying criteria of “regulatory retail portfolio” as stipulated by the Reserve Bank of India guidelines on the Basel II framework. These criteria are as follows:

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

•
Other Banking includes hire purchase and leasing operations and other items not attributable to any particular business segment of the Bank. It also includes the Bank’s banking subsidiaries, i.e., ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company.

•	Life Insurance represents results of ICICI Prudential Life Insurance Company Limited.

•	General Insurance represents results of ICICI Lombard General Insurance Company Limited.

•	Venture fund management represents results of ICICI Venture Funds Management Company Limited.

•
Others include ICICI Home Finance Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners Limited, ICICI Kinfra Limited, I-Ven Biotech Limited and ICICI Prudential Pension Funds Management Company Limited.

Framework for transfer pricing

Liabilities of retail banking and wholesale banking segments are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements and specific charge on account of directed lending to certain sectors categorized as priority sector. Current and savings account deposits are transfer priced at a fixed rate. For term deposits and borrowings the transfer pricing is primarily based on the categories specified in the Transfer Pricing Policy. Transfer pricing to our asset creation units is based on the incremental cost of deposits (blended for current and savings account deposits) and borrowings adjusted for the maturity of the asset (term premium) and regulatory reserve requirements. The allocated capital is also considered as a source of funding for this purpose.

Fiscal 2012 Compared with Fiscal 2011

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Retail Banking	Rs.	(5,142)	Rs.	5,500	US$	108	–%
Wholesale Banking		48,997		62,077		1,220	26.7
Treasury		22,010		22,441		441	2.0
Other Banking		5,891		3,928		77	(33.3)
Life Insurance		9,247		14,137		278	52.9
General Insurance		(823)		(3,952)		(77)	–
Venture fund management		937		916		18	(2.2)
Others		6,796		7,193		141	5.8
Profit before tax	Rs.	87,913	Rs.	112,240	US$	2,206	27.7%

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Net interest income	Rs.	33,197	Rs.	38,147	US$	750	14.9%
Non-interest income		21,161		25,757		506	21.7
Total income		54,358		63,904		1,256	17.6
Non-interest expenses		45,694		56,520		1,111	23.7
Profit before provisions		8,664		7,384		145	(14.8)
Provisions		13,806		1,884		37	(86.4)
Loss before tax	Rs.	(5,142)	Rs.	5,500	US$	108	-

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Advances	Rs.	599,623	Rs.	620,630	US$	12,196	3.5%
Deposits		1,482,780		1,711,353		33,628	15.4

Loans in the retail banking segment increased by 3.5% from Rs. 599.6 billion at year-end fiscal 2011 to Rs. 620.6 billion at year-end fiscal 2012. The challenges of the rising interest rate environment limited the growth of the retail banking segment loan portfolio. The retail banking segment maintained its focus on strengthening its deposit franchise, reflecting the increase in retail deposit base. Despite continued tightness in liquidity, high interest rates and de-regulation of savings deposit rates, the savings account deposits of the segment increased by 13.8% from Rs. 667.8 billion at year-end fiscal 2011 to Rs. 759.9 billion at year-end fiscal 2012. Retail current account deposits increased by 8.3% from Rs. 152.7 billion at year-end fiscal 2011 to Rs. 165.3 billion at year-end fiscal 2012.

The profit before tax of the retail banking segment was Rs. 5.5 billion in fiscal 2012, compared to a loss of Rs. 5.1 billion in fiscal 2011, primarily due to a decline in provisions for loan losses in the unsecured loan portfolio, an increase in net interest income and non-interest income. This was offset, in part, by an increase in non-interest expense.

Net interest income increased by 14.9% from Rs. 33.2 billion in fiscal 2011 to Rs. 38.1 billion in fiscal 2012, primarily due to an increase in average current account and savings account deposits, offset, in part, by the increased cost of savings account deposits effective May 3, 2011.

Non-interest income increased by 21.7% from Rs. 21.2 billion in fiscal 2011 to Rs. 25.8 billion in fiscal 2012, primarily due to the higher level of foreign exchange and third party referral fees and fees from the credit card portfolio. The foreign exchange fees increased primarily on account of opportunities coming from volatile markets and a weakening rupee, leading to increased retail inward remittance flow.

Non-interest expenses increased by 23.7% from Rs. 45.7 billion in fiscal 2011 to Rs. 56.5 billion in fiscal 2012, primarily due to an increase in employee expenses, the expansion of the branch network and the impact of Bank of Rajasthan’s expenses for a full period as against a partial period in fiscal 2011.

Provisions decreased by 86.4% from Rs. 13.8 billion in fiscal 2011 to Rs. 1.9 billion in fiscal 2012, primarily due to a decline in provisions for loan losses in the unsecured retail portfolio. The credit losses in the retail asset portfolio continued to decline on account of a sharp reduction in the accretion of retail non-performing loans since fiscal 2011.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Net interest income	Rs.	33,715	Rs.	49,367	US$	970	46.4%
Non-interest income		39,853		41,014		806	2.9
Total income		73,568		90,381		1,776	22.9
Non-interest expenses		18,231		19,965		392	9.5
Profit before provisions		55,337		70,416		1,384	27.2
Provisions		6,340		8,339		164	31.5
Profit before tax	Rs.	48,997	Rs.	62,077	US$	1,220	26.7%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Advances	Rs.	1,555,794	Rs.	1,899,350	US$	37,323	22.1%
Deposits		764,356		838,726		16,481	9.7%

The wholesale banking loan book increased by 22.1% from Rs. 1,555.8 billion at year-end fiscal 2011 to Rs. 1,899.4 billion at year-end fiscal 2012. The increase was driven by the continued focus on growing our domestic corporate loan book and by opportunities for lending through our overseas branches. The domestic term deposits in the segment increased by 14.3% from Rs. 532.4 billion at year-end fiscal 2011 to Rs. 608.3 billion at year-end fiscal 2012. Wholesale current account deposits decreased by 7.5% from Rs. 181.0 billion at year-end fiscal 2011 to Rs. 167.5 billion at year-end fiscal 2012.

Profit before tax of the wholesale banking segment increased from Rs. 49.0 billion in fiscal 2011 to Rs. 62.1 billion in fiscal 2012, primarily due to an increase in net interest income and fee income offset, in part, by an increase in provisions.

Net interest income increased by 46.4% from Rs. 33.7 billion in fiscal 2011 to Rs. 49.4 billion in fiscal 2012, primarily due to higher net interest income on assets.

Non-interest income increased by 2.9% from Rs. 39.9 billion in fiscal 2011 to Rs. 41.0 billion in fiscal 2012. Fee income increased primarily due to the continued traction in granular fee income streams like foreign exchange and transaction banking related fees from corporate clients, offset, in part, by moderation in loan processing fees.

Non-interest expenses increased by 9.5% from Rs. 18.2 billion in fiscal 2011 to Rs. 20.0 billion in fiscal 2012, primarily due to an increase in employee expenses and the impact of the Bank of Rajasthan’s expenses for a full period as against a partial period in fiscal 2011.

Provisions increased from Rs. 6.3 billion in fiscal 2011 to Rs. 8.3 billion in fiscal 2012 primarily due to the provisions made on loans restructured during the year and an increase in provisioning requirements by the Reserve Bank of India on non-performing assets.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Net interest income	Rs.	21,521	Rs.	18,833	US$	370	(12.5)%
Non-interest income		4,862		8,145		160	67.5
Total income		26,383		26,978		530	2.3
Non-interest expenses		1,544		1,690		33	9.5
Profit before provisions		24,839		25,288		497	1.8
Provisions		2,829		2,847		56	0.6
Profit before tax	Rs.	22,010	Rs.	22,441	US$	441	2.0%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Investments	Rs.	1,344,612	Rs.	1,595,230	US$	31,347	18.6%
Borrowings		1,095,543		1,401,649		27,543	27.9%

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services, such as forward contracts, swaps and options. It also includes investments made by ICICI Eco-net Internet and Technology Fund, ICICI Equity Fund, ICICI Emerging Sectors Fund, ICICI Strategic Investments Fund and ICICI Venture Value Fund.

Profit before tax of the treasury segment marginally increased from Rs. 22.0 billion in fiscal 2011 to Rs. 22.4 billion in fiscal 2012, primarily due to an increase in non-interest income offset, in part, by a decrease in net interest income.

Net interest income decreased by Rs. 2.7 billion from Rs. 21.5 billion in fiscal 2011 to Rs. 18.8 billion in fiscal 2012, primarily due to the impact of the repricing of funding swaps at higher rates during the first half of fiscal 2012, offset, in part, by benefits due to the re-pricing of government securities at higher levels in line with higher systemic rates.

Non-interest income increased from Rs. 4.9 billion in fiscal 2011 to Rs. 8.1 billion in fiscal 2012, primarily due to increased dividend income from subsidiaries and the reversal of mark-to-market loss/realized gain on the Treasury segment’s government securities portfolio and other fixed income positions, offset, in part, by the higher level of losses on security receipts and the mark-to-market/realized loss on the equity portfolio as equity markets remained volatile in fiscal 2012.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Net interest income	Rs.	7,903	Rs.	7,430	US$	146	(6.0)%
Non-interest income		4,741		2,989		59	(37.0)
Total income		12,644		10,419		205	(17.6)
Non-interest expenses		4,640		4,110		81	(11.4)
Profit before provisions		8,004		6,309		124	(21.2)
Provisions		2,113		2,381		47	12.7
Profit before tax	Rs.	5,891	Rs.	3,928	US$	77	(33.3)%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Advances	Rs.	344,349	Rs.	354,985	US$	6,976	3.1%
Investments		118,093		114,136		2,243	(3.4)
Deposits		343,979		272,705		5,359	(20.7)
Borrowings		69,923		114,736		2,255	64.1%

Other banking business includes our hire purchase and leasing operations, our overseas banking subsidiaries, ICICI Bank UK, ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company, and other items not attributable to any particular business segment of the Bank.

Profit before tax of our other banking segment decreased from Rs. 5.9 billion in fiscal 2011 to Rs. 3.9 billion in fiscal 2012, primarily due to a decline in non-interest income and net interest income. These negative impacts were offset, in part, by a decrease in non-interest expenses.

Net interest income decreased by 6.0% from Rs. 7.9 billion in fiscal 2011 to Rs. 7.4 billion in fiscal 2012, primarily due to a decrease in net interest income of ICICI Bank UK and due to the lower interest received on income tax refunds due upon the completion of pending income tax assessments of Rs. 0.8 billion in fiscal 2012 compared to Rs. 1.7 billion in fiscal 2011. This decrease was offset, in part, by an increase in net interest income of ICICI Bank Canada. The net interest income of ICICI Bank UK decreased on account of a decline in average interest earning assets. Average interest earning assets declined primarily due to a decrease in loans and advances and investments in accordance with the strategy of consolidating the corporate loan book and investments. The net interest income of ICICI Bank Canada increased primarily due to an increase in average interest-earning assets and net interest margin in fiscal 2012 as compared to fiscal 2011.

Non-interest income decreased by 37.0% from Rs. 4.7 billion in fiscal 2011 to Rs. 3.0 billion in fiscal 2012, primarily due to ICICI Bank UK’s lower fee income, mark-to-market losses on the derivatives portfolio in fiscal 2012 as compared to mark-to-market gains in fiscal 2011, and realized loss on investments in fiscal 2012 as compared to gains in fiscal 2011.

Non-interest expenses decreased by 11.4% from Rs. 4.6 billion in fiscal 2011 to Rs. 4.1 billion in fiscal 2012, primarily due to a decrease in depreciation expenses on leased assets.

Loans increased by 3.1% from Rs. 344.3 billion at year-end fiscal 2011 to Rs. 355.0 billion at year-end fiscal 2012 primarily due to an increase in loans and advances of ICICI Bank Canada offset, in part, by a decrease in loans and advances of ICICI Bank UK. Loans of ICICI Bank Canada increased due to the recognition of securitized insured mortgage portfolio of earlier years in loans on account of adoption of International Financial Reporting Standards effective April 2011. Loans of ICICI Bank UK decreased in accordance with the strategy of reducing and rebalancing its loan portfolio.

Investments decreased by 3.4% from Rs. 118.1 billion at year-end fiscal 2011 to Rs. 114.1 billion at year-end fiscal 2012, primarily due to a decline in ICICI Bank UK’s investment book that was offset, in part, by an increase in ICICI Bank Canada’s investment book.

ICICI Bank UK’s net advances decreased in line with its strategy of consolidation of its corporate loan book. ICICI Bank UK has in the past focused primarily on extending financing to Indian companies for their operations in India and globally (including the financing of overseas acquisitions by Indian companies). In view of the evolving economic and regulatory environment globally and in the UK, and regulatory limitations on cross-border financing of the nature undertaken by our international banking subsidiaries in earlier years, ICICI Bank UK had adopted a strategy of reducing and rebalancing its loan portfolio.

ICICI Bank Canada’s investment portfolio increased by 12.6% from Rs. 47.6 billion at year-end fiscal 2011 to Rs. 53.6 billion at year-end fiscal 2012 primarily due to increase in investments in corporate bonds.

Deposits decreased by 20.7% from Rs. 344.0 billion at year-end fiscal 2011 to Rs. 272.7 billion at year-end fiscal 2012 due to a decline in term deposits of ICICI Bank UK and ICICI Bank Canada.

Borrowings increased by 64.1% from Rs. 69.9 billion at year-end fiscal 2011 to Rs. 114.7 billion at year-end fiscal 2012 primarily due to an increase in the borrowings of ICICI Bank Canada on account of the recognition of a corresponding borrowing liability for securitized insured mortgages on adoption of International Financial Reporting Standards effective April 2011. The above increase was offset, in part, by a decrease in the borrowings of ICICI Bank UK due to the redemption of Tier II bonds and the maturity of other long term borrowings during fiscal 2012.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Premium earned	Rs.	178,806	Rs.	140,216	US$	2,755	(21.6)%
Premium on reinsurance ceded		(636)		(937)		(18)	47.3
Net premium earned		178,170		139,279		2,737	(21.8)
Other income		28,347		28,541		561	0.7
Investment income		5,536		8,383		164	51.4
Total income		212,053		176,203		3,462	(16.9)
Commission paid		5,607		6,069		119	8.2
Claims/benefits paid		2,806		5,419		106	93.1
Operating expenses		20,185		18,951		372	(6.1)
Total expenses		28,598		30,439		597	6.4
Transfer to linked funds		148,832		106,639		2,095	(28.3)
Provisions for policy holder liabilities (non-linked)		25,376		24,988		492	(1.5)
Profit/(loss) before tax	Rs.	9,247	Rs.	14,137	US$	278	52.9%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance at March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Investments	Rs.	81,947	Rs.	107,703	US$	2,116	31.4%
Assets held to cover linked liabilities		588,265		578,174		11,361	(1.7)
Liabilities on life policies in force		644,821		662,295		13,014	2.7%

ICICI Prudential Life Insurance Company maintained its market leadership in the private sector with an overall market share of 5.9% in fiscal 2012 based on the retail weighted received premium basis. Retail weighted received premium represents 100% of first year premium plus 10% of single premium (excluding group). Assets under management increased by 3.8% from Rs. 681.5 billion at fiscal 2011 to Rs. 707.7 billion at fiscal 2012.

The Insurance Regulatory and Development Authority issued various regulations regarding unit-linked products, effective from September 1, 2010, which require insurers to maintain an interim reduction in yield and a cap on charges and to make structural changes to pension products.

Almost all the unit-linked products operational in the market were withdrawn on August 31, 2010 as per the revised unit-linked products guidelines effective from September 1, 2010. The scarcity value created for these products before withdrawal resulted in a high growth during July and August 2010 with the industry registering a year-on-year growth of 32.0% from April to August 2010 on retail weighted received premium. After September

2010, insurers experienced a slowdown in new business primarily due to the non-availability of the desired product suite and lead time for distributors to get used to new products. The limited availability of regular premium unit-linked products in the second half of fiscal 2011 resulted in the decline in premiums from regular premium unit-linked policies and an increase in premiums from single premium policies and non-linked conventional products. As a result of this change, while the retail received premium (i.e., excluding group premium) earned by ICICI Prudential Life Insurance Company grew by 4.0% in fiscal 2011, the retail weighted received premium declined by 27.8% compared to fiscal 2010. Retail received premium represents 100% of first year premium plus 10% of single premium (excluding group).

In continuation of the trend from fiscal 2011, the industry retail weighted received premium decreased by 28.0% year-on-year for first half of fiscal 2012 and ICICI Prudential Life Insurance Company’s retail weighted received premium decreased by 57.0% for the same period. The relatively higher decline for ICICI Prudential Life Insurance Company was primarily due to the higher base for April to August 2010 when ICICI Prudential Life Insurance Company grew by 54.0% against the industry growth of 32.0% for the same period. However, after September 2011, ICICI Prudential Life Insurance Company’s retail weighted received premium grew 36.0% year-on-year in the second half of fiscal 2012 against the industry growth of 16.0% for the same period. For fiscal 2012, the retail weighted received premium decline for the industry was 5.0% and for ICICI Prudential Life Insurance Company was 24.0%.

The changes in the regulations have also resulted in a change of the new business mix for ICICI Prudential Life Insurance Company, and the proportion of non-linked conventional products increased from 26.6% at year-end fiscal 2011 to 41.1% at year-end fiscal 2012.

Profit before tax of ICICI Prudential Life Insurance Company increased from Rs. 9.2 billion in fiscal 2011 to Rs. 14.1 billion in fiscal 2012. This is primarily on account of lower upfront expenses associated with lower new business as well as the continued income stream from business sold in prior years.

The total premium income of ICICI Prudential Life Insurance Company decreased by 21.6% from Rs. 178.8 billion in fiscal 2011 to Rs. 140.2 billion in fiscal 2012. Single premium decreased from Rs. 21.7 billion in fiscal 2011 to Rs. 8.0 billion in fiscal 2012. The new business premium (regular premium business) decreased by 30.9% from Rs. 52.7 billion in fiscal 2011 to Rs. 36.4 billion in fiscal 2012, and renewal premium decreased by 8.2% from Rs. 104.4 billion in fiscal 2011 to Rs. 95.8 billion in fiscal 2012.

Other income of ICICI Prudential Life Insurance Company increased marginally from Rs. 28.3 billion in fiscal 2011 to Rs. 28.5 billion in fiscal 2012. There was an increase in policy fees, offset, in part, by a decrease in fund management fees and surrender charges and the lower release of certain actuarial reserves on lapsed policies created in earlier years.

Investment income of ICICI Prudential Life Insurance Company increased by 51.4% from Rs. 5.5 billion in fiscal 2011 to Rs. 8.4 billion in fiscal 2012 primarily due to an increase in average non-linked assets under management and higher yields on the debt portfolio.

Commission expenses of ICICI Prudential Life Insurance Company increased by 8.2% from Rs. 5.6 billion in fiscal 2011 to Rs. 6.1 billion in fiscal 2012 primarily due to an increase in the proportion of conventional products, as the commission rates on conventional products are higher than on unit-linked products.

Claims and benefit payouts of ICICI Prudential Life Insurance Company increased from Rs. 2.8 billion in fiscal 2011 to Rs. 5.4 billion in fiscal 2012 due to higher maturities and annuity payouts.

The operating expenses of ICICI Prudential Life Insurance Company decreased by 6.1% from Rs. 20.2 billion in fiscal 2011 to Rs. 19.0 billion in fiscal 2012, mainly due to a decrease in branch-related expenses in fiscal 2012 as compared to fiscal 2011. The number of branches decreased from 1,404 at year-end fiscal 2011 to 992 at year-end fiscal 2012.

Transfer to linked funds represents the transfer of premium received, including the renewal premium on linked policies of ICICI Prudential Life Insurance Company to investments, which has decreased by 28.3% from Rs. 148.8 billion in fiscal 2011 to Rs. 106.6 billion in fiscal 2012 due to a decrease in the volume of our unit-linked insurance business (including renewal) during fiscal 2012. In the linked business, the premium amount paid by the policy holder after the deduction of charges and the premium for risk cover is invested in the underlying asset or index as chosen by the policy holder.

Assets held to cover the linked liabilities of ICICI Prudential Life Insurance Company decreased by 1.7% from Rs. 588.3 billion at year-end fiscal 2011 to Rs. 578.2 billion at year-end fiscal 2012. The decrease in linked assets under management is primarily attributable to mark-to-market losses on investments held for unit-linked business. In the linked business, the premium amount paid by the policy holder, after the deduction of charges and the premium for risk cover, is invested in the underlying asset or index as chosen by the policy holder. The risks and rewards on the investments of linked policies therefore lie to a large extent with the policy holders.

Liability under existing life insurance policies to be paid by ICICI Prudential Life Insurance Company increased by 2.7% from Rs. 644.8 billion at year-end fiscal 2011 to Rs. 662.3 billion at year-end fiscal 2012, in line with the increase in non-linked assets during fiscal 2012.

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Gross written premium (including premium on reinsurance accepted)	Rs.	47,349	Rs.	60,144	US$	1,182	27.0%
Premium on reinsurance ceded		(17,017)		(19,057)		(374)	12.0
Unexpired risk reserve		(1,770)		(5,597)		(110)	-
Net premium earned		28,562		35,490		698	24.3
Commission income (net)		543		614		12	13.0
Investment income from pool(1)		646		858		17	32.9
Investment income		3,937		4,084		80	3.7
Total income (a)		33,688		41,046		807	21.8
Operating expenses		6,822		8,706		171	27.6
Claims/benefits paid		27,325		36,008		708	31.8
Other expenses (net)		364		284		6	(21.7)
Total expense (b)		34,511		44,998		884	30.4
Profit before tax	Rs.	(823)	Rs.	(3,952)	US$	(77)	-

(1)
Investment income from pool represents our share of income from the terrorism pool and the Indian Motor Third Party Insurance Pool for Commercial Vehicles. The pools represent a multilateral reinsurance arrangement entered into by ICICI Lombard General Insurance Company together with other Indian insurance companies and the General Insurance Corporation. The funds belonging to the terrorism pool are administered by the General Insurance Corporation, and funds belonging to Indian Motor Third Party Insurance Pool are administered by the individual member companies.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Investments	Rs.	46,653	Rs.	60,336	US$	1,186	29.3%
Current liabilities including claims outstanding		48,416		70,130		1,378	44.8
Provisions	Rs.	14,431	Rs.	20,044	US$	394	38.9%

In accordance with the Insurance Regulatory and Development Authority guidelines, from April 1, 2007 to March 31, 2012, ICICI Lombard General Insurance Company, together with all other general insurance companies participated in the Indian Motor Third Party Insurance Pool (the “Pool”), administered by the General Insurance Corporation of India. The Pool is a multilateral arrangement for insurance with respect to third party claims against commercial vehicles, the costs of which are shared by all general insurance companies in proportion to their overall market share. Based on an analysis of Pool performance, the Insurance Regulatory and Development Authority instructed all general insurance companies to provide for losses on the Pool at a provisional loss ratio of 153.0% from fiscal 2008 through fiscal 2011 in the financial results for fiscal 2011 compared to the earlier loss ratio of 122.0-127.0%. Accordingly, ICICI Lombard General Insurance Company made an additional provision of Rs. 2.7 billion during fiscal 2011. Further, in fiscal 2011, the Insurance Regulatory and Development Authority increased in the rates of premium applicable to the motor third party insurance business by 68.5% effective from April 25, 2011.

In fiscal 2012, the Insurance Regulatory and Development Authority directed the dismantling of the Pool and advised the general insurance companies to recognize the Pool liabilities using the loss ratios estimated by the General Actuaries Department of the United Kingdom; i.e., 159.0%, 188.0%, 200.0%, 213.0% and 145.0% respectively for underwriting years from fiscal 2008 to fiscal 2012. Further, the Insurance Regulatory and Development Authority directed all insurers that liability related to the Pool for fiscal 2008 and fiscal 2009 be accounted for and recognized in full in fiscal 2012. With respect to liabilities pertaining to fiscal 2010 to fiscal 2012, the liabilities could be recognized in fiscal 2012, although general insurance companies were also provided with the option to recognize the liability over a three year period. ICICI Lombard General Insurance Company recognized the additional liabilities of the Pool from fiscal 2008 to fiscal 2012 in fiscal 2012, and therefore, the loss after tax of ICICI Lombard General Insurance Company for fiscal 2012 includes the impact of additional Pool losses of Rs. 6.9 billion.

The Insurance Regulatory and Development Authority ordered the dismantling of the Pool with effect from March 31, 2012 and set up a framework for the Indian Motor Third Party Declined Risk Insurance Pool (the “Declined Risk Pool”) for commercial vehicles. The Declined Risk Pool is effective from April 1, 2012. Under Declined Risk Pool approach, insurers will cede to the Declined Risk Pool only the policies that they would not consider underwriting themselves. Insurers have been instructed to underwrite motor pool policies to the extent of the sum of 50% of their share in total gross premium and 50% share in total motor premium. Any shortfall against this requirement will be allocated to the insurers from the Declined Risk Pool. Additionally, as compared to the earlier Pool approach of ceding all third party premiums (including those related to comprehensive policies), under the Declined Risk Pool framework, only specific third party insurance premiums will be pooled. Accordingly, under this approach, the size of the Pool is expected to decline substantially and the allocation of losses to individual insurers will be based on their ability to meet the mandated targets. The Insurance Regulatory and Development Authority increased the premium of motor third party liability coverage paid by customers effective April 1, 2012 in order to give effect to the higher loss ratios.

ICICI Lombard General Insurance Company’s loss before tax increased from Rs. 0.8 billion in fiscal 2011 to Rs. 4.0 billion in fiscal 2012 primarily due to an increase in the negative impact of the Pool from Rs. 3.0 billion in fiscal 2011 to Rs. 7.1 billion in fiscal 2012, as a result of additional provisions of Rs. 6.9 billion in fiscal 2012 as compared to Rs. 2.7 billion in fiscal 2011 made as per the Insurance Regulatory and Development Authority’s order.

The gross written premium (including its share of the motor third party insurance pool) increased by 27.0% from Rs. 47.3 billion in fiscal 2011 to Rs. 60.1 billion in fiscal 2012 primarily due to the growth in motor insurance business and health insurance business. Premium on motor insurance business also increased due to increase in the rates of premium applicable to the motor third party liability insurance business by 68.5% from April 25, 2011. Net commission income increased by 13.0% from Rs. 0.5 billion in fiscal 2011 to Rs. 0.6 billion in fiscal 2012 primarily due to an increase in overall business volumes. Operating expenses increased from Rs. 6.8 billion in fiscal 2011 to Rs. 8.7 billion in fiscal 2012, primarily due to higher business support expenses on account of an increase in business. Claims/benefits paid increased by 31.8% from Rs. 27.3 billion in fiscal 2011 to Rs. 36.0 billion in fiscal 2012, primarily due to an increase in the impact of the Pool on account of additional provisions made as per the

Insurance Regulatory and Development Authority order and due to an increase in claims/benefits paid in line with the increase in business.

Investments increased by 29.3% from Rs. 46.7 billion at year-end fiscal 2011 to Rs. 60.3 billion at year-end fiscal 2012 primarily due to net inflow from business in investments and the re-investment of income from investments in fiscal 2012. Current liabilities, including claims outstanding, increased by 44.8% from Rs. 48.4 billion at year-end fiscal 2011 to Rs. 70.1 billion at year-end fiscal 2012, primarily due to an increase in third party motor claims liability.

Venture fund management

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Net interest income	Rs.	(33)	Rs.	(41)	US$	(1)	24.2%
Non-interest income		1,916		1,984		39	3.5
Total income		1,883		1,943		38	3.2
Non-interest expenses		946		1,027		20	8.6
Profit before provisions		937		916		18	(2.2)
Provisions		-		-		-	–
Profit before tax	Rs.	937	Rs.	916	US$	18	(2.2)%

Profit before tax of our venture fund management segment remained at the same level of Rs. 0.9 billion in fiscal 2011 and fiscal 2012. Management fees decreased from Rs. 1.3 billion in fiscal 2011 to Rs. 1.2 billion in fiscal 2012 primarily due to the termination of certain funds and the reduction in outstanding capital of certain funds on account of distribution of capital to investors. This decrease was offset, in part, by an increase in carry income from Rs. 0.5 billion in fiscal 2011 to Rs. 0.6 billion in fiscal 2012.

Others

The “others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

ICICI Prudential Asset Management Company Limited manages the investment schemes of ICICI Prudential Mutual Fund, which was among the top three mutual funds in India in terms of average funds under management in March 2012, with a market share of 10.3%. The average assets under management for ICICI Prudential Mutual Fund increased from Rs. 728.3 billion in fiscal 2011 to Rs. 733.6 billion in fiscal 2012, primarily on account of an increase in average assets under management of Fixed Maturity Plan products in fiscal 2012.

ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities Limited owns icicidirect.com, a leading online brokerage platform.

Profit before tax of the “others” segment increased from Rs. 6.8 billion in fiscal 2011 to Rs. 7.2 billion in fiscal 2012 mainly due to an increase in profit before tax of ICICI Home Finance Company Limited, ICICI Securities Primary Dealership Limited and ICICI Prudential Asset Management Company Limited offset, in part, by a decline in profit of ICICI Securities Limited.

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Net interest income	Rs.	4,397	Rs.	4,409	US$	87	0.3%
Non-interest income		12,195		12,770		251	4.7
Total income		16,592		17,179		338	3.5
Non-interest expenses		9,556		9,653		190	1.0
Operating profit before provisions and tax		7,036		7,526		148	7.0
Provisions		240		333		7	38.8
Profit before tax	Rs.	6,796	Rs.	7,193	US$	141	5.8%
Net interest income remained at the same level of Rs. 4.4 billion in fiscal 2011 and fiscal 2012.

Non-interest income increased by 4.7%, from Rs. 12.2 billion in fiscal 2011 to Rs. 12.8 billion in fiscal 2012, primarily due to an increase in trading gains.

Non-interest expenses increased marginally by 1.0%, from Rs. 9.6 billion in fiscal 2011 to Rs. 9.7 billion in fiscal 2012.

ICICI Prudential Asset Management Company made a profit before tax of Rs. 1.3 billion in fiscal 2012 compared to Rs. 1.0 billion in fiscal 2011, primarily due to a decrease in operating and administrative expenses.

ICICI Securities Limited made a profit before tax of Rs. 1.2 billion in fiscal 2012 compared to Rs. 1.7 billion in fiscal 2011 due to a decrease in brokerage income and an increase in staff cost and other administrative expenses, offset, in part, by an increase in investment banking and distribution revenue. Brokerage income of ICICI Securities Limited decreased by 14.3% from Rs. 5.2 billion in fiscal 2011 to Rs. 4.5 billion in fiscal 2012 on account of lower business volume.

ICICI Securities Primary Dealership made a profit before tax of Rs. 1.3 billion in fiscal 2012 compared to Rs. 0.8 billion in fiscal 2011, primarily due to an increase in trading gains, offset, in part, by a decrease in net interest income on account of higher funding costs. ICICI Securities Primary Dealership capitalized on market opportunities during the year and made trading gains of Rs. 1.4 billion in fiscal 2012 compared to trading gains of Rs. 0.4 billion during fiscal 2011.

ICICI Home Finance Company Limited made a profit before tax of Rs. 3.5 billion in fiscal 2012 compared to Rs. 3.3 billion in fiscal 2011 primarily due to an increase in net interest income, offset, in part, by an increase in provisions. Net interest income increased primarily due to an increase in net interest margin on account of an increase in interest rates on loans and advances by 125 basis points during fiscal 2012. Provisions on loans and advances increased in fiscal 2012 primarily due to higher provisions on standard and sub-standard loans due to a change in regulatory guidelines requiring higher provisions.

Fiscal 2011 Compared with Fiscal 2010

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Retail Banking	Rs.	(13,335)	Rs.	(5,142)	US$	(101)	61.4%
Wholesale Banking		36,451		48,997		963	34.4
Treasury		27,444		22,010		433	(19.8)
Other Banking		7,734		5,891		116	(23.8)
Life Insurance		2,777		9,247		182	–
General Insurance		1,583		(823)		(16)	–
Venture fund management		744		937		18	25.9
Others		6,814		6,796		134	(0.3)
Profit before tax	Rs.	70,212	Rs.	87,913	US$	1,728	25.2%

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Net interest income	Rs.	37,594	Rs.	33,197	US$	652	(11.7)%
Non-interest income		26,192		21,161		416	(19.2)
Total income		63,786		54,358		1,068	(14.8)
Non-interest expenses		43,565		45,694		898	4.9
Profit before provisions		20,221		8,664		170	(57.2)
Provisions		33,556		13,806		271	(58.9)
Loss before tax	Rs.	(13,335)	Rs.	(5,142)	US$	(101)	(61.4)%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Advances	Rs.	665,364	Rs.	599,623	US$	11,783	(9.9)%
Deposits		1,129,894		1,482,780		29,137	31.2

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

Non-interest expenses increased by 4.9% from Rs. 43.6 billion in fiscal 2010 to Rs. 45.7 billion in fiscal 2011 primarily due to a higher provision for performance bonuses and an increase in the cost base on account of the amalgamation of the Bank of Rajasthan, offset, in part, by a reduction in collection expenses.

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

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Net interest income	Rs.	31,072	Rs.	33,715	US$	663	8.5%
Non-interest income		28,075		39,853		783	42.0
Total income		59,147		73,568		1,446	24.4
Non-interest expenses		12,353		18,231		358	47.6
Profit before provisions		46,794		55,337		1,087	18.3
Provisions		10,343		6,340		125	(38.7)
Profit before tax	Rs.	36,451	Rs.	48,997	US$	963	34.4%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Advances	Rs.	1,144,172	Rs.	1,555,794	US$	30,572	36.0%
Deposits		888,942		764,356		15,020	(14.0)%

The wholesale banking loan book increased by 36.0% from Rs. 1,144.2 billion at year-end fiscal 2010 to Rs. 1,555.8 billion at year-end fiscal 2011. The increase was driven by the continued robust expansion of our domestic corporate loan book and by opportunities for lending through our overseas branches. In line with the Bank’s strategy of reducing its dependence on wholesale deposits, the domestic term deposits in the segment decreased by 19.7% from Rs. 663.2 billion at year-end fiscal 2010 to Rs. 532.4 billion at year-end fiscal 2011. Wholesale current account deposits decreased marginally by 0.4% from Rs. 181.7 billion at year-end fiscal 2010 to Rs. 181.0 billion at year-end fiscal 2011.

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

Non-interest expenses increased by 47.6% from Rs. 12.4 billion in fiscal 2010 to Rs. 18.2 billion in fiscal 2011, primarily due to annual increase in salaries and provisions for performance-linked retention pay/performance bonuses during the period and an increase in the cost base on account of the amalgamation of the Bank of Rajasthan.

Provisions decreased from Rs. 10.3 billion in fiscal 2010 to Rs. 6.3 billion in fiscal 2011. Provisions were higher in fiscal 2010 on account of the significantly higher restructuring of corporate loans done during the period.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Net interest income	Rs.	11,507	Rs.	21,521	US$	423	87.0%
Non-interest income		17,874		4,862		96	(72.8)
Total income		29,381		26,383		518	(10.2)
Non-interest expenses		1,615		1,544		30	(4.4)
Profit before provisions		27,766		24,839		448	(10.5)
Provisions		322		2,829		56	-
Profit before tax	Rs.	27,444	Rs.	22,010	US$	433	(19.8)%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Investments	Rs.	1,208,507	Rs.	1,344,612	US$	26,422	11.3%
Deposits		1,330		–		–	–
Borrowings		942,636		1,095,543		21,528	16.2%

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

Non-interest income decreased from Rs. 17.9 billion in fiscal 2010 to Rs. 4.9 billion in fiscal 2011, primarily due to losses on government securities and domestic fixed income positions. The hardening of short-term government bond yields in response to monetary tightening and negative systemic liquidity for most of the year resulted in a loss of Rs. 1.7 billion on the government securities as well as our other fixed income positions in fiscal 2011 as compared to a profit of Rs. 8.2 billion in fiscal 2010. Further, the equity markets remained volatile particularly in the second half of fiscal 2011. This adversely impacted the Bank’s profits from the equity portfolio and the mark-to-market valuations of its listed equity investments. The profit from equity portfolio decreased from Rs. 6.9 billion in fiscal 2010 to Rs. 4.3 billion in fiscal 2011. The higher income in fiscal 2010 included the reversal of mark-to-market provisions on the credit derivatives portfolio due to a softening in credit spreads resulting in gain of Rs. 5.1 billion and a higher realized profit on government securities and other fixed income securities.

Provisions increased from Rs. 0.3 billion in fiscal 2010 to Rs. 2.8 billion in fiscal 2011, primarily due to an impairment provision for investments held by ICICI Bank, our consolidated venture capital funds and the provision on equity investments by ICICI Bank UK.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Net interest income	Rs.	5,099	Rs.	7,903	US$	155	55.0%
Non-interest income		9,396		4,741		93	(49.5)
Total income		14,495		12,644		248	(12.8)
Non-interest expenses		5,584		4,640		91	(16.9)
Profit before provisions		8,911		8,004		157	(10.2)
Provisions		1,177		2,113		42	79.5
Profit before tax	Rs.	7,734	Rs.	5,891	US$	116	(23.8)%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Advances	Rs.	356,029	Rs.	344,349	US$	6,767	(3.3)%
Investments		143,663		118,093		2,321	(17.8)
Deposits		406,064		343,979		6,759	(15.3)
Borrowings		102,532		69,923		1,374	(31.8)%

Other banking business includes our hire purchase and leasing operations, our overseas banking subsidiaries, ICICI Bank UK, ICICI Bank Canada and its subsidiary ICICI Wealth Management Inc. (up to December 31, 2009) and ICICI Bank Eurasia Limited Liability Company, and other items not attributable to any particular business segment of the Bank.

Profit before tax of our other banking segment decreased from Rs. 7.7 billion in fiscal 2010 to Rs. 5.9 billion in fiscal 2011, primarily due to a decline in non-interest income and an increase in provisions. These negative impacts were partly offset by an increase in the net interest income of ICICI Bank UK and ICICI Bank Canada as their net interest margins increased and by a decrease in non-interest expenses.

Net interest income increased by 55.0% from Rs. 5.1 billion in fiscal 2010 to Rs. 7.9 billion in fiscal 2011, primarily due to an increase in the net interest income of ICICI Bank UK and ICICI Bank Canada and due to interest received on income tax refunds due upon the completion of pending income tax assessments of Rs. 1.6 billion in fiscal 2011 compared to Rs. 1.2 billion in fiscal 2010. The net interest margin of ICICI Bank UK increased primarily due to lower cost of funds and a higher average yield on assets. The cost of funds were lower during fiscal 2011 as the average term deposits and average saving account deposits costs were lower. The benefit was partially offset by an increase in the proportion of term deposit liabilities during fiscal 2011. The higher average yield on assets was due to the deployment of a higher proportion of assets in corporate loans and advances and a decline in the investment book due to sales and maturities. The benefit was partially offset by investments in low yield short-term UK government treasury bills. The net interest margin of ICICI Bank Canada increased primarily due to a lower cost of deposits and investments in higher yielding corporate bonds. The cost of deposits was lower during fiscal 2011 on account of a higher proportion of low cost saving deposits and a reduction in term deposits.

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

Deposits decreased by 15.3% from Rs. 406.1 billion at year-end fiscal 2010 to Rs. 344.0 billion at year-end fiscal 2011 due to a decline in demand deposits of ICICI Bank UK and a decline in term deposits of ICICI Bank

Canada. Until fiscal 2008, ICICI Bank UK’s retail deposits were primarily in the nature of demand deposits received through the internet channel. As a prudent asset liability management strategy, ICICI Bank UK invested these deposits mainly into the bonds of financial institutions with generally strong credit ratings. Since fiscal 2009, ICICI Bank UK has focused on rebalancing its deposit base towards retail term deposits and the proportion of retail term deposits in total deposits has increased significantly from 16.0% at year-end fiscal 2008 to 77.0% at year-end fiscal 2011.

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

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Premium earned	Rs.	165,319	Rs.	178,806	US$	3,514	8.2%
Premium on reinsurance ceded		(529)		(636)		(12)	20.2
Net premium earned		164,790		178,170		3,501	8.1
Other income		16,923		28,347		557	67.5
Investment income		3,620		5,536		109	52.9
Total income		185,333		212,053		4,167	14.4
Commission paid		6,030		5,607		110	(7.0)
Claims/benefits paid		2,878		2,806		55	(2.5)
Operating expenses		23,521		20,185		397	(14.2)
Total expenses		32,429		28,598		562	(11.8)
Transfer to linked funds		144,222		148,832		2,925	3.2
Provisions for policy holder liabilities (non-linked)		5,905		25,376		499	329.7
Profit/(loss) before tax	Rs.	2,777	Rs.	9,247	US$	182	233.0%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance at March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Investments	Rs.	56,865	Rs.	81,947	US$	1,610	44.1%
Assets held to cover linked liabilities		514,693		588,265		11,560	14.3
Liabilities on life policies in force		539,654		644,821		12,671	19.5%

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

The Insurance Regulatory and Development Authority issued various regulations in fiscal 2011 with respect to unit-linked products. These new regulations require insurers to maintain an interim reduction in yield at 4.0% from the sixth year of the policy issued and gradually decreasing to 3.0% by the tenth year. Further, a cap on surrender charges (Rs. 6,000 for first year and decreasing thereafter with no surrender charges after five years) has been introduced. Structural changes have been made such as guaranteed return and mandatory annuitization in pension products. Unit linked products now have a minimum lock in period and a minimum premium paying term of five years. Insurers are now required to maintain uniform charges over the lock in period. The minimum sum assured has been increased from five times to ten times of annual premium. The minimum sum assured is the minimum amount payable to the beneficiary in case of death of the insured. The new regulations require a periodic audit of corporate agents to be conducted by the insurer. The regulations also define the eligibility criteria for referral partners.

Almost all the unit linked products operational in the market were withdrawn on August 31, 2010 as per the revised unit linked products guidelines effective from September 1, 2010. The scarcity value created for these products before withdrawal resulted in a high growth during July and August 2010 with the industry registering a year-on-year growth of 32.0% from April to August 2010. Retail weighted received premium of ICICI Prudential Life Insurance Company grew by 54.0% during the same period. However, after September 1, 2010, with the new set of products which had lower distributor payouts, the industry witnessed a slowdown in new business and retail weighted received premium declined by 26.3% between September 1, 2010 to year-end fiscal 2011. Accordingly, for the period from April 2010 to March 2011, the industry retail weighted received premium declined by 8.5%. The retail weighted received premium of ICICI Prudential Life Insurance Company declined after September 1, 2010 in line with this trend and as a result of the time taken to approve new products. Although new business was adversely impacted during the third quarter of fiscal 2011, ICICI Prudential Life Insurance Company has achieved quarter-on-quarter sequential growth from the fourth quarter.

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

Other income of ICICI Prudential Life Insurance Company increased by 67.5% from Rs. 17.0 billion in fiscal 2010 to Rs. 28.3 billion in fiscal 2011 primarily due to an increase in the release of certain actuarial reserves on lapsed policies created in earlier years, fees related to unit-linked insurance business including fund management fees, policy fees (including mortality charges) and surrender charges.

Commission expenses of ICICI Prudential Life Insurance Company decreased by 7.0% from Rs. 6.0 billion in fiscal 2010 to Rs. 5.6 billion in fiscal 2011 despite an increase in premium income primarily due to higher single premium business where the commissions are lower as compared to regular premium business.

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

Transfer to linked funds represents the transfer of premium received, including the renewal premium on linked policies of ICICI Prudential Life Insurance Company, to investments, which increased by 3.2% from Rs. 144.2 billion in fiscal 2010 to Rs. 148.8 billion in fiscal 2011, as a result of the increase in linked business in fiscal 2011. In the linked business, the premium amount paid by the policy holder after the deduction of charges and the premium for risk cover, are invested in the underlying asset or index as chosen by the policy holder.

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

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Gross written premium (include premium on reinsurance accepted)	Rs.	36,948	Rs.	47,349	US$	930	28.2%
Premium on reinsurance ceded		(13,807)		(17,017)		(334)	23.2
Unexpired risk reserve		(1,213)		(1,770)		(35)	45.9
Net premium earned		21,928		28,562		561	30.3
Commission income (net)		(210)		543		11	-
Investment income from pool(2)		537		646		13	20.3
Investment income		4,375		3,937		77	(10.0)
Total income (a)		26,630		33,688		662	26.5
Operating expenses		5,546		6,822		134	23.0
Claims/benefits paid		19,386		27,325		537	41.0
Other expenses (net)		115		364		7	-
Total expense (b)		25,047		34,511		678	37.8
Profit before tax	Rs.	1,583	Rs.	(823)	US$	(16)	-

(1)	Prior period figures have been reclassified to conform to the current classification.

(2)
Investment income from pool represents our share of income from the terrorism pool and the Indian Motor Third Party Insurance Pool for Commercial Vehicles. The pools represent a multilateral reinsurance arrangement entered into by ICICI Lombard General Insurance Company together with other insurance companies. The funds belonging to the terrorism pool are administered by the General Insurance Corporation and funds belonging to Indian Motor Third Party Insurance Pool are administered by the contributing companies.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Investments	Rs.	35,231	Rs.	46,653	US$	917	32.4%
Current liabilities including claims outstanding		36,277		48,416		951	33.5
Provisions	Rs.	12,659	Rs.	14,431	US$	284	14.0%

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

During fiscal 2011, the Insurance Regulatory and Development Authority has notified all insurance companies that they are now required to manage the investments of the Pool on an institutional basis, and the Pool administrator has accordingly transferred the existing amount of investments of the Pool to the respective insurance companies. Investments increased by 32.4% from Rs. 35.2 billion at year-fiscal 2010 to Rs. 46.7 billion at year-end fiscal 2011 primarily due to investments transferred on account of the Pool amounting to Rs. 7.2 billion at year-end fiscal 2011 as against Rs. nil at year-end fiscal 2010 and the re-investment of income from investments in fiscal 2011. Current liabilities, including claims outstanding, increased by 33.5% from Rs. 36.3 billion at year-end fiscal 2010 to Rs. 48.4 billion at year-end fiscal 2011, primarily due to an increase in third party motor claims liability.

Venture fund management

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Net interest income	Rs.	(106)	Rs.	(33)	US$	(1)	68.9%
Non-interest income		1,790		1,916		38	7.0
Total income		1,684		1,883		37	11.8
Non-interest expenses		1,066		946		19	(11.3)
Profit before provisions		618		937		18	51.6
Provisions		(126)		-		-	–
Profit before tax	Rs.	744	Rs.	937	US$	18	25.9%

Profits before tax of our venture fund management segment increased from Rs. 0.7 billion in fiscal 2010 to Rs. 0.9 billion in fiscal 2011. This was primarily due to an increase in management fees on account of increase in carry income and a decrease in administrative cost. Management fees other than carry income decreased from Rs. 1.6 billion in fiscal 2010 to Rs. 1.3 billion in fiscal 2011 primarily due to a change in the fee levy structure from commitment amount to net asset basis on certain funds.

Others

The “others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

ICICI Prudential Asset Management Company Limited manages the ICICI Prudential Mutual Fund, which was among the top three mutual funds in India in terms of average funds under management in March 2011, with a market share of 10.5%. The average assets under management for ICICI Prudential Mutual Fund decreased from Rs. 769.9 billion in fiscal 2010 to Rs. 728.3 billion in fiscal 2011, primarily on account of a decrease in money market mutual funds due to tight liquidity in the market.

ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities Limited owns icicidirect.com, a leading online brokerage platform.

Profit before tax of the “others” segment remained at the same level of Rs. 6.8 billion in fiscal 2010 and fiscal 2011. Profit before tax of ICICI Home Finance Company Limited increased from Rs. 2.1 billion in fiscal 2010 to Rs. 3.3 billion in fiscal 2011; however, profit before tax of ICICI Securities Primary Dealership Limited decreased from Rs. 1.2 billion in fiscal 2010 to Rs. 0.8 billion in fiscal 2011 and of ICICI Prudential Asset Management Company Limited decreased from Rs. 1.9 billion in fiscal 2010 to Rs. 1.0 billion in fiscal 2011.

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2010		2011		2011		2011/2010 % change
	(in millions, except percentages)
Net interest income	Rs.	4,131	Rs.	4,397	US$	86	6.4%
Non-interest income		14,886		12,195		240	(18.1)
Total income		19,017		16,592		326	(12.8)
Non-interest expenses		11,919		9,556		188	(19.8)
Operating profit before provisions and tax		7,098		7,036		138	(0.9)
Provisions		284		240		5	(15.5)
Profit before tax	Rs.	6,814	Rs.	6,796	US$	134	(0.3)%

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

ICICI Securities Limited made a profit before tax of Rs. 1.7 billion in fiscal 2011 compared to Rs. 1.6 billion in fiscal 2010 due to a decrease in administrative expenses. However, brokerage income of ICICI Securities Limited decreased by 7.1% from Rs. 5.6 billion in fiscal 2010 to Rs. 5.2 billion in fiscal 2011 on account of a change in trading patterns (that is, a shift from the higher margin cash and futures segment to the lower margin options segment).

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

Related Party Transactions

During fiscal 2012, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

During fiscal 2012, the following parties were identified as our associates/other related entities: Financial Inclusion Network & Operations Limited; I-Process Services (India) Private Limited; I-Solutions Providers (India) Private Limited (up to September 30, 2011) ( I-Solutions Providers (India) Private Limited was amalgamated with I-Process Services (India) Private Limited during the quarter ending December 31, 2011); Comm Trade Services Limited; NIIT Institute of Finance Banking and Insurance Training Limited; Prize Petroleum Company Limited (up to September 30, 2011); ICICI Foundation for Inclusive Growth; Rainbow Fund; ICICI Merchant Services Private Limited and Mewar Aanchalik Gramin Bank.

Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel during fiscal 2012: Ms. Chanda Kochhar; Mr. N. S. Kannan; Mr. K. Ramkumar and Mr. Rajiv Sabharwal. The close family members of the above key management personnel are also our related parties. Close family members in relation to the executive directors means their spouses, children, siblings and parents. We have applied the Indian GAAP standard in determining the close family members of the executive directors.

Related Party Transactions

The following are the material transactions between us and our associates/other related entities or our key management personnel or their close family members. A related party transaction is disclosed as a material related party transaction whenever it exceeds 10% of all related party transactions in that category.

For additional details, see also “Management—Compensation and Benefits to Directors and Officers—Loans” and paragraph A(2) “Related Party Transactions” of Schedule 18 to the consolidated financial statements included herein.

Insurance Services

During fiscal 2012, we received insurance premiums from our associates/other related entities amounting to Rs. 18 million, from key management personnel of the Bank amounting to Rs. 1 million and from the close family members of key management personnel amounting to Rs. 0.1 million. Our material transaction in this regard during fiscal 2012 amounted to Rs. 15 million of premiums received from Financial Inclusion Network & Operations Limited. The premiums received were towards cover for health insurance, personal accident, motor and miscellaneous items.

During fiscal 2012, we paid claims to I-Process Services (India) Private Limited amounting to Rs. 0.4 million.

Fees, Commission and Other Income

During fiscal 2012, we received fees, commission and other income from our associates/other related entities amounting to Rs. 22 million and from key management personnel of the Bank amounting to Rs. 0.3 million. Our material transactions during fiscal 2012 amounted to Rs. 19 million of fees, commission and other income received from ICICI Merchant Services Private Limited. These transactions primarily generated bank charges for us.

Lease of Premises, Shared Corporate and Facilities Expenses

During fiscal 2012, we received Rs. 38 million for the lease of premises, facilities and other administrative costs from ICICI Merchant Services Private Limited. The amount was paid to the Bank towards its share of the shared corporate expenses, infrastructure and technology sharing charges as specified by the operations agreement between the Bank and ICICI Merchant Services Private Limited.

Secondment of Employees

During fiscal 2012, we received compensation from I-Process Services (India) Private Limited amounting to Rs. 7 million for the secondment of our employees.

Brokerage Fees and Other Expenses

During fiscal 2012, we paid brokerage fees and other expenses to our associates/other related entities amounting to Rs. 2.6 billion. Our material transactions during fiscal 2012 amounted to Rs. 978 million in brokerage fees and other expenses paid to Financial Inclusion Network & Operations Limited, Rs. 954 million in brokerage fees and other expenses paid to ICICI Merchant Services Private Limited and Rs. 607 million in brokerage fees and other expenses paid to I-Process Services (India) Private Limited. These transactions primarily pertain to customer support related services such as sales, marketing and promotional activities, back-end operations, merchant servicing fees and expenses towards providing basic banking services/health insurance products to the rural segment of the country including enrollment activities, issuance of cards, authentication devices and other incidental technology related services.

Purchase of Investments

During fiscal 2012, we invested in equity warrants of Financial Inclusion Network & Operations Limited amounting to Rs. 40 million.

Sale of Investments

During fiscal 2012, we sold government securities to Mewar Aanchalik Gramin Bank amounting to Rs. 49 million.

Interest Expenses

During fiscal 2012, we paid interest to our associates/other related entities amounting to Rs. 157 million, to our key management personnel amounting to Rs. 2 million and to the close family members of key management personnel amounting to Rs. 1 million, for their deposits with us. Our material transactions during fiscal 2012 amounted to Rs. 129 million of interest paid to Mewar Aanchalik Gramin Bank and Rs. 17 million of interest paid to ICICI Merchant Services Private Limited.

Interest Income

During fiscal 2012, we received interest from our associates/other related entities amounting to Rs. 52 million, from our key management personnel amounting to Rs. 0.5 million and from the close family members of key management personnel amounting to Rs. 0.7 million. Our material transactions during fiscal 2012 amounted to Rs. 48 million of interest received from ICICI Merchant Services Private Limited. The transaction mainly pertains to interest received on bonds.

Dividends Paid

During fiscal 2012, the Bank paid dividends to its key management personnel amounting to Rs. 5 million. The dividend paid during fiscal 2012 to Ms. Chanda Kochhar was Rs. 4 million and to Mr. N. S. Kannan was Rs. 1 million.

Donations Given

During fiscal 2012, we gave donations to the ICICI Foundation for Inclusive Growth amounting to Rs. 259 million.

Related Party Balances

The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At year-end fiscal 2012
	(in millions)
Deposits from related parties held by us	Rs.	2,011
Loans and advances to related parties(1)		1,005
Our investments in related parties		955
Investments in our shares held by related parties		15
Payables to related parties		265
Guarantees issued by us for related parties		0.1

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2012
	(in millions, except number of shares)
Deposits from key management personnel	Rs.	41
Loans and advances to key management personnel(2)	Rs.	9
Investments in our shares held by key management personnel	Rs.	4
Employee stock options outstanding (numbers)		2,701,500
Employee stock options exercised(3)	Rs.	0.9

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2012
	(in millions)
Deposits from close family members of key management personnel	Rs.	20
Loans and advances to close family members of key management personnel(1)		7

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the key management personnel:

Items	Year ended March 31, 2012
	(in millions)
Deposits from key management personnel	Rs.	64
Loans and advances to key management personnel(2)		11
Investments in our shares held by key management personnel		4

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	Year ended March 31, 2012
	(in millions)
Deposits from close family members of key management personnel	Rs.	29
Loans and advances to close family members of key management personnel(1)		9

(1)
The loans and advances (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(2)
The loans and advances (a) were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or (b) were made on the same terms, including interest rates and collateral, as those prevailing at the time for other employees as part of employee loan scheme, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(3)	During fiscal 2012, 86,500 employee stock options were exercised by the key management personnel of the Bank, which have been reported at face value.

Joint Ventures and Associates

In fiscal 2008, ICICI Bank consolidated TSI Ventures as a joint venture as per AS 27 on “Financial Reporting of Interests in Joint Ventures”. From fiscal 2009, in view of the sale of investment in the equity share capital of TSI Ventures (India) Private Limited by ICICI Venture Funds Management Company Limited, the entity ceased to be a joint venture on the date of sale and accordingly, this entity has not been consolidated from fiscal 2009 onwards.

Since fiscal 2006, TCW/ICICI Investment Partners LLC has been classified as a Joint Venture as per AS 27 on “Financial Reporting of Interests in Joint Ventures”.

From fiscal 2008, ICICI Bank started applying equity method accounting for investment in Financial Inclusion Network & Operations Limited (earlier known as Financial Information Network & Operations Limited), I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited and ICICI Venture Value Fund as associates, as required by AS 23 on “Accounting for Investments in Associates in Consolidated Financial Statements”. However, due to an increase in the equity stake in the ICICI Venture Value Fund from 48.0% to 54.8% during fiscal 2010 by ICICI Ventures Fund Management Company Limited, a wholly owned subsidiary of the Bank, ICICI Venture Value Fund has been consolidated as required by AS 21 on “Consolidated Financial Statements”. During fiscal 2012, I-Solutions Providers (India) Private Limited was amalgamated with I-Process Services (India) Private Limited and therefore ceased to be an associate. Accordingly, it has not been accounted for under the equity method prescribed by AS 23 on “Accounting for Investments in Associates in Consolidated Financial Statements”.

From fiscal 2009, ICICI Bank started applying equity method accounting for investment in Crossdomain Solutions Private Limited, Contests2win.com India Private Limited, Transafe Services Limited, Prize Petroleum Company Limited as per the equity method prescribed by AS 23 on “Accounting for Investments in Associates in Consolidated Financial Statements”. However, from fiscal 2010, in view of the sale of investments in the equity share capital of Crossdomain Solutions Private Limited, Contests2win.com India Private Limited, and Transafe Services Limited, these entities ceased to be associates from the respective date of the sale and accordingly, these entities have not been consolidated. From fiscal 2012, in view of the sale of investments in the equity share capital of Prize Petroleum Company Limited, this entity ceased to be an associate from its date of the sale and, accordingly, has not been consolidated.

From fiscal 2010, ICICI Bank started applying equity method accounting for investment in Rainbow Fund and ICICI Merchant Services Private Limited as per the equity method prescribed by AS 23 on “Accounting for Investments in Associates in Consolidated Financial Statements”.

From fiscal 2011, ICICI Bank started applying equity method accounting for investment in Mewar Aanchalik Gramin Bank as per the equity method prescribed by AS 23 on “Accounting for Investments in Associates in Consolidated Financial Statements”.

Under Indian GAAP, we have not consolidated certain entities in which investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall” or have been accounted for as equity affiliates in accordance with FASB ASC Subtopic 323-10, “Investments – Equity Method and Joint Ventures”. Under Indian GAAP, till fiscal 2011, 3i Infotech Limited was not consolidated in which the investment is intended to be temporary. During fiscal 2012, loans to 3i Infotech Limited were restructured and as per the restructuring scheme a certain portion of the loans to provided by ICICI Bank to 3i Infotech Limited will be converted into equity shares. Based on the continued intention to reduce the stake below 20% and severe long term restrictions on 3i Infotech Limited under the debt restructuring scheme which impairs the ability of 3i Infotech Limited to transfer funds to its investee, the results of 3i Infotech Limited were not consolidated in fiscal 2012 in Indian GAAP. However, under U.S. GAAP, this entity has been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investments – Equity Method and Joint Ventures”.

Reconciliation of Net Profit between Indian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2012, fiscal 2011 and fiscal 2010 that would result from the application of U.S. GAAP instead of Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 70.0 billion in fiscal 2012 under U.S. GAAP was lower than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 76.4 billion under Indian GAAP. During fiscal 2012, the net income under U.S. GAAP was lower primarily due to the impact of other-than-temporary impairment of securities of Rs. 5.0 billion as compared to Indian GAAP, the impact of difference in accounting for business combinations of Rs. 2.0 billion, a lower benefit on deferred tax of Rs. 3.7 billion as compared to Indian GAAP, lower profits attributable to the shareholders’ of ICICI Bank from insurance subsidiaries of Rs. 1.2 billion as compared to Indian GAAP and impact of amortization of loan origination fees and costs of Rs. 1.9 billion under U.S. GAAP. During fiscal 2012, as compared to Indian GAAP, net income under U.S. GAAP was impacted positively by the lower loan loss provisioning amounting to Rs. 3.1 billion, the impact of consolidation of certain qualified special purpose entities under U.S. GAAP amounting to Rs. 3.1 billion, the impact of the currency revaluation of foreign currency-denominated available-for-sale debt securities amounting to Rs. 1.1 billion and the mark-to-market impact on held-for-trading and available-for-sale securities by Rs. 1.1 billion. See also note 20 to our “consolidated financial statements - schedules forming part of the consolidated financial statements - additional notes” under U.S. GAAP included herein.

The difference in accounting for the provision for loan losses resulted in a higher income under U.S. GAAP by Rs. 2.0 billion in fiscal 2012 and Rs. 10.5 billion in fiscal 2011, as compared to Indian GAAP. This was primarily due to differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, resulting in timing differences in the recognition of such losses. The favorable impact on allowances under U.S. GAAP is primarily due to these timing differences. The primary reason for differences in provisions on other impaired loans in fiscal 2011 was the provision on our smaller balance, homogenous loans. During fiscal 2008 and fiscal 2009, the Bank experienced high additions in its non-performing smaller balance, homogenous loans. This resulted in higher loan loss allowances under U.S. GAAP in those years as compared to Indian GAAP due to differences in provisioning methodology. During fiscal 2011, the additions to non-performing loans in our small balance, homogenous loans were lower in comparison to fiscal 2010. Due to the ageing of previously classified non-performing loans, the provision requirement under Indian GAAP increased from fiscal 2009 till fiscal 2011; however, the allowances under U.S. GAAP had already been made in previous periods based on estimated probable losses and those estimates of probable losses did not increase as significantly during these years. Accordingly, the allowance for loan losses under U.S. GAAP was lower resulting in a favorable impact on net income under U.S. GAAP in fiscal 2011. During fiscal 2012, there was a sharp reduction in the provisions for our smaller balance homogenous loans under Indian GAAP primarily due to a sharp reduction in additions to non-performing loans in our small balance, homogenous loans since fiscal 2011. Therefore, unlike in fiscal 2011 when there was a significant favorable impact on allowance under U.S. GAAP, there was no such significant impact in fiscal 2012. The cumulative provisions under U.S. GAAP at year-end fiscal 2012 continue to be higher than the cumulative provisions held under Indian GAAP, as shown in the statement of stockholders’ equity reconciliation. See also note 20(a) to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under U.S. GAAP included herein.

The difference in accounting for business combinations resulted in lower income under U.S. GAAP by Rs. 2.0 billion in fiscal 2012 and by Rs. 1.7 billion in fiscal 2011 as compared to Indian GAAP, primarily because of the amortization of intangible assets. According to Indian GAAP, no intangible assets are created in a business combination. However, under U.S. GAAP, intangible assets are created as required by FASB ASC Topic 805, “Business Combinations”. These intangibles are amortized over the estimated useful life of the intangible assets. The amortization of intangible assets increased from Rs. 1.3 billion in fiscal 2011 to Rs. 1.7 billion in fiscal 2012, primarily due to the full-year impact of the amortization of intangible assets acquired in the amalgamation of Bank of Rajasthan in August 2010.

The difference in accounting for consolidation resulted in higher income under U.S. GAAP by Rs. 0.3 billion in fiscal 2012 and by Rs. 3.4 billion in fiscal 2011 as compared to Indian GAAP. During fiscal 2012, the Bank recorded a gain of Rs. 3.1 billion on the consolidation of certain qualified special purpose entities used for securitization transactions under U.S. GAAP.  These qualified special purpose entities were consolidated on the adoption of FAS 167 effective April 1, 2010 under U.S. GAAP, which are not consolidated under Indian GAAP. The share of profits from our insurance subsidiaries was lower by Rs. 1.2 billion in fiscal 2012 as compared to Indian GAAP. In the case of our life insurance subsidiary, certain actuarial reserves on lapsed policies created in earlier years are released through the profit and loss account under U.S. GAAP. The release of such actuarial reserves has been accounted for as funds for future appropriations as a balance sheet item under Indian GAAP and the same is recognized in the profit and loss account upon the expiration of the reinstatement period. This creates timing differences in the recognition of the release of the actuarial reserves in the income statement under Indian GAAP and U.S. GAAP. Actuarial reserves on lapsed policies created a negative impact of Rs. 1.5 billion in fiscal 2012. The net income under U.S. GAAP due to the consolidation of our subsidiaries and affiliates was higher by Rs. 3.4 billion in fiscal 2011 as compared to Indian GAAP, primarily due to profits of Rs. 4.5 billion on the consolidation of certain qualified special purpose entities used for securitization transactions, but not consolidated under Indian GAAP. The share of profits from our life insurance subsidiary, accounted for by the equity method of accounting under U.S. GAAP, resulted in a lower income by Rs. 1.6 billion in fiscal 2011. See also note 20(c) to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under U.S. GAAP included herein.

The difference in accounting for the valuation of debt and equity securities resulted in lower income under U.S. GAAP by Rs. 0.4 billion in fiscal 2012 and by Rs. 3.8 billion in fiscal 2011 as compared to Indian GAAP. Of this, the impact of other-than-temporary impairment resulted in lower income by Rs. 5.0 billion in fiscal 2012 as compared to Rs. 4.0 billion in fiscal 2011 under U.S. GAAP as compared to Indian GAAP. The higher impact in fiscal 2012 was primarily due to higher other-than-temporary impairment on equity securities. During fiscal 2012, the revaluation, resulting from changes in foreign currency exchange rates, of mainly Euro- and British pound-denominated available-for-sale debt securities under U.S. GAAP resulted in a gain of Rs. 1.1 billion as compared to a loss of Rs. 2.8 billion in fiscal 2011. Under U.S. GAAP, the changes in the fair value of available-for-sale securities, including currency revaluation gains/losses, are reflected in other comprehensive income, while under Indian GAAP these changes are reflected in the profit and loss account. Such foreign currency denominated available-for-sale securities are either funded in the same currency or the exchange rate risk on these investments is covered by foreign currency forwards/swaps. The impact of currency revaluation on such funding liabilities and the derivatives is taken through the income statement under both Indian GAAP and U.S. GAAP. Therefore,while the exchange rate movement risk on foreign currency denominated available-for-sale securities is economically covered, the difference in accounting treatment of the assets under U.S. GAAP as compared to Indian GAAP results in a difference in net profit between Indian GAAP and U.S. GAAP. Also, the mark-to-market impact on held-for-trading and available-for-sale securities resulted in higher income by Rs. 1.1 billion during fiscal 2012 and Rs. 2.8 billion in fiscal 2011 under U.S. GAAP as compared to Indian GAAP. See also note 20(d) to our “consolidated financial statements — schedules forming part of the consolidated financial statements — additional notes” under U.S. GAAP included herein.

We earn fees and incur costs on the origination of loans which are recognized upfront in Indian GAAP but are amortized in U.S. GAAP. The amortization of loan origination fees and costs resulted in lower income under U.S. GAAP as compared to Indian GAAP by Rs. 1.9 billion in fiscal 2012 and Rs. 12.4 billion in fiscal 2011.  Under U.S. GAAP, the net impact of fees and costs amortization was higher in fiscal 2011 primarily due to higher loan origination fees booked during fiscal 2011. The net impact of fees and costs amortization was lower in fiscal 2012 primarily due to lower loan origination fees booked during fiscal 2012 as compared to fiscal 2011. The income under U.S. GAAP was also positively impacted due to higher amortization of previous years’ cumulative unamortized fees during fiscal 2012. See also note 20(e) to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under U.S. GAAP included herein.

The net income under U.S. GAAP due to the impact of deferred tax was lower by Rs. 3.7 billion in fiscal 2012 and Rs. 2.0 billion in fiscal 2011 as compared to Indian GAAP. The difference arises primarily because of the tax impact of U.S. GAAP adjustments over Indian GAAP and because deferred tax assets or liabilities are created based on substantively enacted tax rates under Indian GAAP, whereas they are created on enacted tax rates in force at the balance sheet date under U.S. GAAP. Further, deferred tax is created on undistributed earnings of subsidiaries and affiliates under U.S. GAAP, but is not created under Indian GAAP.

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

Our accounting and reporting policies are in accordance with Indian GAAP and conform to standard accounting practices relevant to our products and services and the businesses in which we operate. Indian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses during the reported period. Accordingly, we use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimation. See also Schedule 17 —Significant Accounting Policies to our “Consolidated Financial Statements” included herein.

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

Held to maturity securities are carried at their acquisition cost or at the amortized cost, if acquired at a premium over the face value. Any premium over the face value of the fixed rate and floating rate securities acquired is amortized over the remaining period to maturity on a constant effective yield basis and straight line basis respectively. Equity investments in joint ventures/associates are categorized as held-to-maturity in accordance with the Reserve Bank of India guidelines. These instruments are assessed for any permanent diminution in value and appropriate provisions are made.

The Bank computes the market value of its securities classified as available-for-sale and held for trading in accordance with the guidelines issued by the Reserve Bank of India. The Bank amortizes the premium, if any, over the face value of its fixed and floating rate investments in government securities classified as available-for-sale over the remaining period to maturity on a constant effective yield basis and straight line basis respectively. The Bank computes the market value of quoted investments based on the trades/quotes on recognized stock exchanges, subsidiary general ledger account transactions, and price list of the Reserve Bank of India or prices declared by the Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association, periodically.

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

The Bank accounts for repurchase and reverse repurchase transactions with banks and financial institutions as borrowing and lending transactions in accordance with the current guidelines of the Reserve Bank of India. It accounts for transactions with the Reserve Bank of India under the liquidity adjustment facility as borrowing and lending transactions from the quarter ended March 31, 2012.

As per the Reserve Bank of India guidelines, the Bank follows the trade date method of accounting for the purchase and sale of investments, except for government of India and state government securities, for which the settlement date method of accounting is followed.

Provisions/Write-offs on Loans and Other Credit Facilities

ICICI Bank classifies its loans into standard, substandard and doubtful assets based on the number of days an account is overdue. The Bank classifies non-performing loans as loss assets when it believes that the loans are no longer collectible or the security available is below 10% of the balance outstanding. The Bank creates specific provisions on its secured and unsecured corporate loans classified as substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loans in the retail asset portfolio classified as substandard and doubtful are provided for at rates prescribed by our internal policy subject to minimum provisioning requirements set by the Reserve Bank of India. Loss assets are fully provided for or written off. The Bank held specific provisions for retail loans that are higher than the minimum regulatory requirements. The Bank held specific provisions against non-performing loans and a general provision against standard loans and floating provision taken over from the Bank of Rajasthan upon amalgamation.

The Bank determines provision for its restructured/rescheduled loans based on the diminution in the fair value of the loan under the methodology prescribed by the Reserve Bank of India. For loans classified as substandard and doubtful assets that are restructured, the Bank computes the diminution in fair value of the loan in addition to the loan loss provisions.

The Bank upgrades a restructured loan to a standard account if there has been satisfactory payment performance for one year following the date on which the first payment of principal, or interest was due. The Bank upgrades all other non-performing loans to a standard account if arrears of interest and principal are fully paid by the borrower.

The Reserve Bank of India has issued separate guidelines governing the off-balance sheet exposures of banks. The guidelines require banks to treat only unpaid amounts due for more than 90 days under derivatives contracts as non-performing assets. Further, mark-to-market gains on other derivative contracts with same counter-parties are reversed through profit and loss account. The Bank also creates general provisions on its standard loans based on the guidelines issued by the Reserve Bank of India. The general provisioning requirements applicable to the loan assets in the standard asset category are applicable to banks’ derivative and gold exposures, using the current exposure method according to the guidelines of the Reserve Bank of India.

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

Transfer and Servicing of Assets

ICICI Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized, and gains/losses are accounted for only if we surrender the rights to benefits specified in the underlying securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the Reserve Bank of India guidelines for securitization of standard assets, in effect from February 1, 2006, the Bank accounts for any loss arising from securitization immediately at the time of sale, and the profit/premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold.

In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilized to meet the shortfall/loss on account of the sale of other financial assets to the securitization/reconstruction company.

ICICI Prudential Life Insurance Company

Premium is recognized as income when due. For our unit-linked business, premium is recognized as income when the associated units are created.

Income from linked funds, which includes fund management charges, policy administration charges, mortality charges, etc., are recovered from the linked funds in accordance with terms and conditions of policies issued and are recognized when due.

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

Investments are accounted for in accordance with the guidelines issued by the Insurance Regulatory and Development Authority. Accordingly, unrealized gain on investment is not taken into the profit and loss account except in the case of unit-linked businesses. Unrealized gains/losses arising due to changes in the fair value of equity shares and mutual fund units, in non-unit-linked policyholders’ and shareholders’ segments, are reflected in the “Fair Value Change Account” in the balance sheet. Unrealized gains/losses arising out of investments in real estate are reflected in the “Revaluation Reserve” in the balance sheet.

Fair Value Measurements

For the purposes of U.S. GAAP, we adopted Statement of FASB ASC Topic 820 “Fair Value Measurements and Disclosures” on April 1, 2008. We determine the fair values of our financial instruments based on the fair value hierarchy established in ASC Topic 820. The standard describes three levels of inputs that may be used to measure fair value.

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

The rupee denominated fixed income portfolio, which includes all rupee investments in government securities and corporate bonds, is valued based on guidelines for market participants established by the Fixed Income Money Market and Derivatives Association. The Fixed Income Money Market and Derivatives Association is an association of scheduled commercial banks, public financial institutions, primary dealers and insurance companies, and is a voluntary market body for bonds, derivatives and money markets in India. The international investments portfolio is generally valued on the basis of quoted prices. In certain markets, due to illiquidity, we use alternate valuation methodologies based on our own assumptions and estimates of the fair values.

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

We also hold investments and derivatives that have been valued based on unobservable inputs or that involve significant assumptions made by the management in arriving at their fair values. Such instruments are classified under Level 3 as per the classification defined in FASB ASC Topic 820 “Fair Value Measurements and Disclosures”.

A description of the valuation methodologies of Level 3 investments under U.S. GAAP:

Our total investment in Level 3 instruments amounted to Rs. 16.0 billion at year-end fiscal 2012, as compared to Rs. 33.0 billion at year-end fiscal 2011. Out of the total Level 3 investments, investments amounting to Rs. 9.7 billion were India-linked and investments amounting to Rs. 6.3 billion were non-India linked. India-linked investments consisted primarily of funded credit derivatives of Rs. 1.5 billion referencing Indian companies, pass through certificates of Rs. 3.9 billion, venture capital unit of Rs. 2.5 billion, security receipts of Rs. 0.6 billion and equity share of Rs. 0.5 billion. Non-India linked investments consisted primarily of corporate debt securities of Rs 3.4 billion and mortgage backed securities of Rs. 2.6 billion at year-end fiscal 2012.

Bonds that have been identified as illiquid and valued on the basis of a valuation model are classified as Level 3 instruments, only if the input used to value those securities is collected from unobservable market data or if the bonds were valued after making adjustment to the market observable data. Due to illiquidity in the asset backed, mortgage backed and Master Asset Vehicle security markets, a substantial part of these securities are classified as Level 3 and valuation models are used to value these securities. India-linked single name funded credit derivatives of Rs. 1.5 billion are valued based on credit spreads from market sources, wherever such spreads are available; where such spreads are not available, they are valued based on a valuation model using the Fixed Income Money Market and Derivatives Association spreads corresponding to the domestic ratings (or, if not available, the internal rating) of the issuer (capped to sovereign rating) with appropriate mark-ups.

The valuation of Indian pass through certificates is dependent on the estimated cash flows that the underlying trust would pay out. Assumptions are made with regards to various variables to arrive at the estimated cash flows. The cash flow for pass through certificates is discounted at the zero curve rates and credit spreads published by Fixed Income Money Market and Derivatives Association on month ends.

The valuation of security receipts and venture capital funds is calculated using the net asset value published by the issuing company.

Our Canadian subsidiary holds investments in asset backed commercial paper amounting to Rs. 0.7 billion (book value, net of provision) at year-end fiscal 2012, which are overdue. We have made provisions on these investments based on management’s estimates of expected recovery. Retained interest, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, has been recorded as available-for-sale securities in the balance sheet at fair value of Rs. 1.9 billion determined using an internal model. Valuations of investments in master asset vehicle are determined using an internal model.

The investment in bonds of Rs. 0.7 billion held by our UK subsidiary is valued at the amortized cost net of impairment.

The sensitivity of the fair value of the Level 3 investments discussed above to an adverse change in the significant unobservable assumptions is a loss of Rs. 0.4 billion. For the calculation of sensitivity, an adverse change of 10% in the market value of the unlisted equity shares, security receipts and venture funds and a 50 basis points adverse change in yields for other securities have been assumed.

The methodologies we use for validating the pricing of products which are priced with reference to market observable inputs include comparing the outputs of our models with counterparty quotes, in comparison with pricing from third party pricing tools, replicating the valuation methodology used in the model or other methods used on a case-by-case basis. The prices are also computed under various scenarios and are checked for consistency. However, for products where there are no reliable market prices or market observable inputs available, valuation is carried out using models developed using alternate approaches and incorporating proxies wherever applicable. The validation of pricing models is performed by an independent risk management group, and approved by the Asset Liability Management Committee.

Recently Issued Accounting Pronouncements under U.S. GAAP

Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts

In October 2010, FASB issued Accounting Standard Update 2010-26, which provides guidelines regarding which costs relating to the acquisition of new or renewal insurance contracts qualify for deferral. Under the guidelines, the following costs incurred in the acquisition of new or renewal contracts should be capitalized.

Incremental direct costs of contract acquisition

Incremental direct costs are those costs that result directly from and are essential to the contract transaction(s) and would not have been incurred by the insurance entity had the contract transaction(s) not occurred.

Certain costs incurred by the insurer for the activities performed directly related to the acquisition of contract are as below:

•	Underwriting

•	Policy issuance and processing

•	Medical and inspection

•	Sales force contract selling.

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

The amendments in this Accounting Standard Update are effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2011. The amendments in this Update could be applied prospectively or retrospectively upon adoption. We will adopt this update in fiscal 2013 and will apply it retrospectively to all prior periods presented in its consolidated financial statements for all insurance contracts. Our insurance companies estimate that their deferred acquisition costs will be reduced by approximately Rs. 12.0 billion and total equity will be reduced by approximately Rs. 11.0 billion, net of income tax, as of the date of adoption.

Troubled Debt Restructuring

In April 2011, FASB issued Accounting Standard Update 2011-02, which provides the guideline to help the creditors in determining whether a concession granted to a creditor will be considered as trouble debt restructuring. As per the guidelines a restructuring should be considered as a troubled debt restructuring if both the conditions exist:

•	The restructuring constitutes a concession.

•	The debtor is experiencing financial difficulties.

The amendments in this Accounting Standard Update are effective for the first interim or annual period beginning on or after June 15, 2011. We are in the process of evaluating the impact of adopting this statement.

Reconsideration of Effective Control for Repurchase Agreements

In April 2011, FASB issued Accounting Standard Update 2011-03 to improve accounting for repurchase agreements and other agreements that entitle and obligate a transferor to repurchase or redeem financial assets before their maturity by amending the criteria for determining effective control of collateral. The guidance is effective for fiscal quarters and years beginning on or after December 15, 2011. We are in the process of evaluating the impact of adopting this statement.

Fair Value Measurement

In May 2011, FASB issued Accounting Standards Update 2011-04 “Fair Value Measurement” (Topic 820), regarding the establishment of a global standard for applying fair value measurement, which clarifies three points in Topic 820.

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

The guidance is effective during interim and annual periods beginning after December 15, 2011. We are in the process of evaluating the impact of adopting this statement.

Comprehensive Income

In June 2011, FASB issued new accounting guidance on the presentation of comprehensive income in financial statements. The new guidance requires entities to report components of comprehensive income in either a continuous statement of comprehensive income or two separate but consecutive statements. The guidance is effective during interim and annual periods beginning after December 15, 2011. This update will not impact the our consolidated financial position, results of operations or cash flows and will only impact the presentation of Other Comprehensive Income in the financial statements.

Intangibles – Goodwill Impairment Testing

In September 2011, FASB issued new accounting guidance that simplifies goodwill impairment testing. The new guidance permits entities to make a qualitative assessment of whether it is likely that the fair value of a reporting unit is less than its carrying value. If, under this assessment, it is likely that the fair value of a reporting unit is less than the carrying amount, an entity is required to perform the two-step impairment test. The guidance is effective during interim and annual periods beginning after December 15, 2011. We are in the process of evaluating the impact of adopting this statement.

Offsetting – Financial Instruments and Derivative Instruments

In December 2011, FASB issued new accounting guidance that requires additional disclosures on financial instruments and derivative instruments that are either offset in accordance with existing accounting guidance or are subject to an enforceable master netting arrangement or similar agreement. The new requirements do not change the accounting guidance on netting, but rather enhance the disclosures to more clearly show the impact of netting arrangements on a company’s financial position. This new accounting guidance will be effective, on a retrospective basis for all comparative periods presented, beginning after January 1, 2013. We are in the process of evaluating the impact of adopting this statement.

MANAGEMENT

Directors and Executive Officers

Our Board of Directors, consisting of 12 members at June 30, 2012, is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, 1956, change the minimum or maximum number of directors by a resolution which is passed at a general meeting by a majority of the present and voting shareholders. In addition, under the Banking Regulation Act 1949, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our Board of Directors. The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture and small scale industry. All of our directors are professionals with special knowledge of one or more of the above areas. Of the 12 directors, four directors are in our whole-time employment, or executive directors and the remaining eight directors including the government director are non-executive/independent directors. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India and the shareholders. Mr. Arvind Kumar, Joint Secretary, Department of Financial Services, Ministry of Finance, is the government nominee director on our Board effective July 22, 2011. Of the remaining seven non-executive, Mr. K. V. Kamath is the chairman of our Board and the others are company executives, retired company executives, advisors and chartered accountants. Of the eight non-executive directors, two have specialized knowledge in respect of agriculture and rural economy or small scale industry. The Reserve Bank of India has also prescribed ‘fit and proper’ criteria to be considered while appointing persons as directors of banking companies. Our directors (other than the government director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our Board of Directors has reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria.

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

Mr. K.V. Kamath was the Managing Director and CEO of ICICI Bank from May 3, 2002 until April 30, 2009 and was appointed as non-executive Chairman for a period of five years effective May 1, 2009. Under the definition of independent director in Clause 49 of the listing agreement executed with the Indian stock exchanges, a director who has been an executive of the company in the immediately preceding three financial years would not be classified as an independent director. K. V. Kamath was a non-executive, non-independent director until April 30, 2012 and qualified as an independent director effective May 1, 2012.

Ms. Chanda Kochhar was appointed as Executive Director effective April 1, 2001, designated as Deputy Managing Director effective April 29, 2006 and Joint Managing Director and Chief Financial Officer effective October 19, 2007. She was appointed as Managing Director and CEO for a period of five years effective May 1, 2009.

Mr. K. Ramkumar was appointed as Executive Director, for a period of five years, effective February 1, 2009. Mr. N. S. Kannan was appointed as Executive Director and Chief Financial Officer, for a period of five years, effective May 1, 2009.

The Reserve Bank of India has approved the above appointments and terms of office.

Mr. Rajiv Sabharwal was appointed as Executive Director for a period of five years effective June 24, 2010. While our shareholders have approved the above, the Reserve Bank of India approved the appointment of Mr. Rajiv Sabharwal for a period of three years effective June 24, 2010.

Our Board of Directors, at its meeting held on January 31, 2012, appointed Dr. Swati Piramal as a non-executive director up to the date of annual general meeting. Our shareholders have approved her appointment at the annual general meeting on June 25, 2012.

Mr. V. Prem Watsa, who was appointed as a non-executive director effective January 29, 2004 retired at the Annual General Meeting held on June 27, 2011 and expressed his desire not to be re-appointed as a director in view of his impending retirement in January 2012 on completion of eight years on the Board.

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

Our Board of Directors had the following members at June 30, 2012:
Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2012
Mr. Kundapur Vaman Kamath Non-executive Chairman	64	April 17, 1996	Chairman Infosys Limited Director Schlumberger Limited

Mr. Sridar Iyengar Non-Executive Director Profession: Business Advisor	64	April 30, 2005
Director
American India Foundation
Aver Q Inc.
Cleartrip Inc.
Cleartrip Travel Services Private Limited
CL Educate Limited
Dr. Reddy’s Laboratories Limited
ICICI Prudential Life Insurance Company Limited
Infosys BPO Limited
Infosys Limited
iYogi Limited
Kovair Software Inc.
Mahindra Holidays & Resorts India Limited
Rediff.com India Limited
Rediff Holdings Inc

Mr. Homi Khusrokhan Non-Executive Director Profession: Advisor	68	January 21, 2010
Director
Advinus Therapeutics Private Limited
Fulford (India) Limited
LIC Nomura Mutual Fund Trustee Company Private Limited
Novalead Pharma Private Limited
Rallis India Limited
Samson Maritime Limited
Tata AIG Life Insurance Company Limited

Mr. Arvind Kumar Nominee Director Profession: Government Service	45	July 22, 2011	Director Agriculture Insurance Company of India Limited Irrigation & Water Resources Finance Corporation Limited United India Insurance Company Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2012
Dr. Swati Piramal Non-Executive Director Profession: Company Director	56	January 31, 2012
Director
Adelwise Investments Private Limited
Akshar Fincom Private Limited
Allergan India Private Limited
Alpex Holdings Private Limited
Cavaal Fininvest Private Limited
India Venture Advisors Private Limited
Nestle India Limited
PEL Management Services Private Limited
Piramal Corporate Services Limited
Piramal Estates Private Limited
Piramal Glass Limited
Piramal Healthcare Limited
Piramal Healthcare (Canada) Limited
Piramal Life Sciences (UK) Limited
Piramal Management Services Private Limited
Propiedades Realties Private Limited
Vulcan Investments Private Limited

Mr. M. S. Ramachandran Non-Executive Director Profession: Advisor	67	April 25, 2009	Director Bharat Electronics Limited Ester Industries Limited Gulf Oil Corporation Limited Infrastructure India Plc Supreme Petrochem Limited The Andhra Pradesh Paper Mills Limited

Dr. Tushaar Shah Non-Executive Director Profession: Advisor	60	May 3, 2010	None

Mr. V. Sridar Non-Executive Director Profession: Advisor	64	January 21, 2010
Director
Aadhar Housing Finance Private Limited
Cent Bank Home Finance Limited
Hindusthan National Glass & Industries Limited
IDFC AMC Trustee Company Limited
Lanco Tanjore Power Company Limited
Lanco Vidarbha Thermal Power Limited
Morpheus Capital Advisors Private Limited
Ponni Sugars (Erode) Limited
Sarda Metals & Alloys Limited
Securities Trading Corporation of India Limited
Seshasayee Paper & Boards Limited
SICOM Limited
SPB Papers Limited
STCI Primary Dealer Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2012
Ms. Chanda Kochhar Managing Director and CEO Profession: Company Executive	50	April 1, 2001
Chairperson
ICICI Bank Canada
ICICI Bank Eurasia Limited Liability Company
ICICI Bank UK PLC
ICICI Lombard General Insurance Company Limited
ICICI Prudential Asset Management Company Limited
ICICI Prudential Life Insurance Company Limited
ICICI Securities Limited
Member-Board
Institute of International Finance, Inc
Member-Executive Board
Indian School of Business

Mr. N. S. Kannan Executive Director and CFO Profession: Company Executive	47	May 1, 2009
Chairman
ICICI Securities Primary Dealership Limited
Director
ICICI Bank UK PLC
ICICI Lombard General Insurance Company Limited
ICICI Prudential Asset Management Company Limited
ICICI Prudential Life Insurance Company Limited
Member-Supervisory Board
ICICI Bank Eurasia Limited Liability Company

Mr. K. Ramkumar Executive Director Profession: Company Executive	50	February 1, 2009	Director ICICI Prudential Life Insurance Company Limited ICICI Venture Funds Management Company Limited

Mr. Rajiv Sabharwal Executive Director Profession: Company Executive	46	June 24, 2010	Chairman ICICI Home Finance Company Limited Director ICICI Prudential Life Insurance Company Limited

Our executive officers at June 30, 2012 were as follows:

Name	Age	Designation and Responsibilities	Years of work experience	Total remuneration in fiscal 2012(1) (in Rupees)	Bonus for fiscal 2012(2) (in Rupees)	Stock options granted in fiscal 2011(3)	Stock options granted in fiscal 2012(2)	Total stock options granted through June 2012	Total stock options outstanding at June 2012(4)	Shareholdings at June 30, 2012(5)
Ms. Chanda Kochhar	50	Managing Director and CEO	28	29,454,815	12,996,000	210,000	210,000	1,865,000	1,493,500	310,425
Mr. N. S. Kannan	47	Executive Director and CFO	25	19,481,330	8,712,000	105,000	105,000	727,400	533,000	72,225
Mr. K. Ramkumar	50	Executive Director	27	19,892,080	8,712,000	105,000	105,000	945,000	740,000	25,000
Mr. Rajiv Sabharwal	46	Executive Director	22	18,242,098	8,316,000	105,000	105,000	460,000	460,000	–
Mr. Vijay Chandok	44	President	21	17,395,508	74,88,000	75,000	75,000	601,100	495,250	4,750
Ms. Zarin Daruwala	47	President	22	16,613,545	74,88,000	75,000	75,000	510,600	443,500	45,495

(1)
Includes salary and other benefits excluding bonus and ICICI Bank’s contribution to superannuation fund, provident and gratuity fund paid for fiscal 2012 and excludes bonus for fiscal 2011 which was paid in fiscal 2012.

(2)	Stock options granted and bonuses for fiscal 2012 are subject to approval of the Reserve Bank of India.

(3)
Excludes special grant of options on February 7, 2011 of 250,000 options for Ms. Chanda Kochhar, 150,000 options each for Mr. N. S. Kannan, Mr. K. Ramkumar and Mr. Rajiv Sabharwal and 75,000 options each for Mr. Vijay Chandok and Ms. Zarin Daruwala.

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

(5)	Executive officers and directors (including non-executive directors) as a group held about 0.08% (of ICICI Bank’s equity shares as of this date.

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

Mr. N. S. Kannan is a graduate in mechanical engineering, a post-graduate in management from the Indian Institute of Management, Bangalore and a chartered financial analyst from the Institute of Chartered Financial Analysts of India. He joined ICICI in 1991. He has worked in the areas of corporate finance, infrastructure finance, structured finance, treasury and life insurance. He was Chief Financial Officer and Treasurer of ICICI Bank from 2003 to 2005 and Executive Director on the board of ICICI Prudential Life Insurance Company from 2005 to 2009. Our Board of Directors appointed him as Executive Director and Chief Financial Officer effective May 1, 2009. His responsibilities include finance, treasury, commercial banking, corporate legal, risk management, corporate communications and corporate branding. He is also responsible for day-to-day administration of the compliance and internal audit functions.

Mr. K. Ramkumar is a science graduate from Madras University with a post-graduate diploma in Personnel Management. He worked with ICI India before joining ICICI Bank in 2001 in the human resources department. In 2006 he was designated as Group Chief Human Resources Officer. Our Board of Directors appointed him as

Executive Director effective February 1, 2009. He is currently responsible for human resources, customer service and operations.

Mr. Rajiv Sabharwal is a graduate in mechanical engineering and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1998 and has worked in the areas of credit policy, collections, mortgage finance, consumer loans, rural banking, microfinance and financial inclusion. He left the services of the Bank in December 2008 and rejoined effective April 1, 2010, as Senior General Manager in charge of retail banking. Our Board of Directors appointed him as an Executive Director effective June 24, 2010. He is currently responsible for retail banking and inclusive and rural banking.

Mr. Vijay Chandok is a graduate in mechanical engineering and a post-graduate in management from Narsee Monjee Institute of Management Studies, Mumbai. He joined ICICI in 1993 and has worked in the areas of project finance, corporate banking, small enterprises and retail banking. He was designated as Group Executive-International Banking in April 2010 and re-designated as President effective May 10, 2011. He is responsible for international banking and small and medium enterprise businesses.

Ms. Zarin Daruwala is a chartered accountant. She joined ICICI in 1989 and has worked in the areas of project finance, corporate banking, mid-corporate business and agri-business. She was designated as Group Executive-Wholesale Banking in July 2010 and re-designated as President effective May 10, 2011.

Mr. Pravir Vohra who was the Group Chief Technology Officer and was re-designated as President effective May 10, 2011, retired from the services of the Bank on May 31, 2012.

Corporate Governance

Our corporate governance policies recognize the accountability of the Board and the importance of making the Board transparent to all our constituents, including employees, customers, investors and the regulatory authorities, and for demonstrating that the shareholders are the ultimate beneficiaries of our economic activities.

Our corporate governance framework is based on an effective independent board, the separation of the Board’s supervisory role from the executive management and the constitution of Board committees, generally comprising a majority of independent directors and chaired by independent directors, to oversee critical areas and functions of executive management.

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

Audit Committee

As of the date of filing this annual report, the Audit Committee comprises four independent directors—Mr. Sridar Iyengar, Mr. Homi Khusrokhan, Mr. M. S. Ramachandran and Mr. V. Sridar. Mr. Sridar Iyengar, an independent director, is the Chairman of the Committee and Mr. Homi Khusrokhan is the Alternate Chairman. Mr. Sridar Iyengar, Mr. Homi Khusrokhan and Mr. V. Sridar are Chartered Accountants.

Our Board of Directors has also determined that Mr. Sridar Iyengar qualifies as an Audit Committee financial expert.

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors and chief internal auditor and fixation of their remuneration, approval of payment to statutory auditors for other permitted services rendered by them, review of functioning of Whistle Blower Policy, review of the quarterly and annual financial statements before submission to the Board, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, review of statement of significant related party transactions, review of management letters/letters on internal control weaknesses issued by statutory auditors, reviewing with the management, the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel as also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight of the regulatory compliance function of the Bank. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer (i.e., the whole-time finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background etc. of the candidate.

All significant audit and non-audit services to be provided by our principal accountants are pre-approved by the Audit Committee before such services are provided to us.

Board Governance, Remuneration and Nomination Committee

As of the date of filing this annual report, the Board Governance, Remuneration and Nomination Committee comprises three independent directors—Mr. Sridar Iyengar, Mr. K. V. Kamath and Mr. Homi Khusrokhan. Mr. Sridar Iyengar, an independent director, is the Chairman of the Committee.

The functions of the Committee include the recommendation of appointments to the Board, evaluation of the performance of the Managing Director and CEO and executive directors on pre-determined parameters, recommendation to the Board of the remuneration (including performance bonus and perquisites) to executive directors, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme and recommendation of grant of ICICI Bank stock options to the employees and the executive directors of ICICI Bank and its subsidiary companies.

Corporate Social Responsibility Committee

As of the date of filing this annual report, the Corporate Social Responsibility Committee comprises four directors—Mr. M. S. Ramachandran, Mr. Arvind Kumar, Dr. Tushaar Shah and Ms. Chanda Kochhar. Mr. M. S. Ramachandran, an independent director, is the Chairman of the Committee.

The functions of the Committee include reviewing corporate social responsibility initiatives undertaken by us and the ICICI Foundation for Inclusive Growth, making recommendations to the Board with respect to our corporate social responsibility initiatives, policies and practices and reviewing and implementing, if required, any other matters related to corporate social responsibility initiatives as recommended/suggested by the Reserve Bank of India or any other body.

Credit Committee

As of the date of filing this annual report, the Credit Committee comprises four directors—Mr. K. V. Kamath, Mr. Homi Khusrokhan, Mr. M. S. Ramachandran, and Ms. Chanda Kochhar. Mr. K. V. Kamath, an independent director, is the Chairman of the Committee.

The functions of the Committee include review of developments in key industrial sectors and approval of credit proposals as per the authorization approved by the Board.

Customer Service Committee

As of the date of filing this annual report, the Customer Service Committee comprises four directors—Mr. K. V. Kamath, Mr. M. S. Ramachandran, Mr. V. Sridar, and Ms. Chanda Kochhar. Mr. K. V. Kamath, an independent director, is the Chairman of the Committee.

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

The Committee monitors and reviews all frauds involving an amount of Rs. 10.0 million and above so as to identify the systemic lacunae, if any, that may have facilitated perpetration of the fraud and to put in place measures to rectify the same, identify the reasons for delay in detection, if any, report to top management of the Bank and the Reserve Bank of India, monitor the progress of investigations and recovery positions, ensure that staff accountability is examined at all levels in all the cases of frauds and that action, if required, is completed quickly without loss of time and review of efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls and putting in place other measures as may be considered relevant to strengthen preventive measures against frauds.

Information Technology Strategy Committee

As of the date of filing this annual report, the Information Technology Strategy Committee comprises four directors—Mr. Homi Khusrokhan, Mr. K. V. Kamath, Mr. Sridar Iyengar and Ms. Chanda Kochhar. Mr. Homi Khusrokhan, an independent director, is the Chairman of the Committee.

The Board of Directors, at its meeting held on September 15-16, 2011, established the Information Technology Strategy Committee effective October 31, 2011. The Committee is empowered to approve the information technology strategy and policy documents, ensure that information technology strategy is aligned with business strategy, review information technology risks, ensure the proper balance of information technology investments for sustaining growth, oversee the aggregate funding of information technology, ascertain if the management has resources to ensure the proper management of information technology risks and review the contribution of information technology to businesses.

Risk Committee

As of the date of filing this annual report, the Risk Committee comprises five directors—Mr. K. V. Kamath, Mr. Sridar Iyengar, Mr. Arvind Kumar, Mr. V. Sridar and Ms. Chanda Kochhar. Mr. K. V. Kamath, an independent director, is the Chairman of the Committee.

The Committee is empowered to review ICICI Bank’s risk management policies in relation to various risks (credit, market, liquidity, operational and reputation risks), investment policies and strategy and regulatory and compliance issues in relation thereto. The Committee is also empowered to review the risk return profile of the Bank, capital adequacy based on the risk profile of the Bank’s balance sheet, Basel-II implementation, business continuity plan and disaster recovery plan, key risk indicators and significant risk exposures and implementation of enterprise risk management.

Share Transfer and Shareholders’/Investors’ Grievance Committee

As of the date of filing this annual report, the Share Transfer and Shareholders’/Investors’ Grievance Committee comprises three directors—Mr. Homi Khusrokhan, Mr. V. Sridar, and Mr. N. S. Kannan. Mr. Homi Khusrokhan, an independent director, is the Chairman of the Committee.

The functions and powers of the Committee include approval and rejection of transfer or transmission of equity shares, preference shares, bonds, debentures and securities, issue of duplicate certificates, allotment of shares and securities issued from time to time, review and redressal of shareholders’ and investors’ complaints, delegation of authority for opening and operation of bank accounts for payment of interest, dividend and redemption of securities and the listing of securities on stock exchanges.

Committee of Executive Directors

As of the date of filing this annual report, the Committee of Executive Directors comprises all four executive directors and Ms. Chanda Kochhar, Managing Director and CEO is the Chairperson of the Committee. The other members are Mr. N. S. Kannan, Mr. K. Ramkumar and Mr. Rajiv Sabharwal.

The powers of the Committee include approval/renewal of credit proposals, restructuring and settlement as per authorization approved by the Board, approvals of detailed credit norms related to individual business groups, approvals to facilitate introduction of new products and product variants, program lending within each business segment and asset or liability category, including permissible deviations. The Committee also approves and reviews from time to time limits on exposure to any group or individual company as well as approves underwriting assistance to equity or equity linked issues and subscription to equity shares or equity linked products or preference shares. The Committee also exercises powers in relation to borrowing and treasury operations as approved by the Board, empowers officials of the Bank or its subsidiaries through execution of Power of Attorney, if required under the Common Seal of the Bank, and further exercises powers in relation to premises and property related matters.

Code of Ethics

We have adopted a Group Code of Business Conduct and Ethics for our directors and all our employees. In fiscal 2012, we have not amended any provision of the code that is applicable to our executive officers, nor have we granted a waiver from any provision of the code to any of our executive officers.

Principal Accountant Fees and Services

The total fees to our principal accountant relating to the audit of consolidated financial statements for fiscal 2011 and fiscal 2012 and the fees for other professional services billed in fiscal 2011 and fiscal 2012 are as follows:

	Year ended March 31,
					Convenience translation into US$
	2011		2012		2012
	(in millions)				(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	148	Rs.	153	US$	3,006
Audit-related services		—		—		—
Opinion on non-statutory accounts presented in Indian Rupees		5		4		79
Others		4		8		157
Sub-total		157		165		3,242

Non-audit services
Tax services		—		—		—
Tax compliance		3		5		98
Other services		7		17		334
Sub-total		10		22		432
Total	Rs.	167	Rs.	187	US$	3,674

Fees for “other services” under the non-audit services category are principally fees related to certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2012 and fees for other professional services billed in fiscal 2012. Our Audit Committee pre-approves all significant assignments undertaken for us by our principal accountant.

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

Board Governance, Remuneration and Nomination Committee and the Audit Committee. All members of our Board Governance, Remuneration and Nomination Committee are independent, as defined under applicable Indian legal requirements. All members of our Audit Committee are independent under Rule 10A-3 under the Exchange Act. The constitution and main functions of these committees as approved by our Board are described above and comply with the spirit of the New York Stock Exchange requirements for United States issuers.

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

Compensation and Benefits to Directors and Officers

Remuneration

Under our organizational documents, each non-executive director, except the government director, is entitled to receive remuneration for attending each meeting of our Board or of a Board committee. The amount of remuneration payable to non-executive directors is set by our Board from time to time in accordance with limits prescribed by the Companies Act or the government. The remuneration for attending each Board or committee meeting is currently fixed at Rs. 20,000. In addition, we reimburse directors for travel and related expenses in connection with Board and committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our Board of Directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above. We have not paid any remuneration to non-executive directors other than the remuneration for attending each meeting of our Board or of a Board committee, except to Mr. K. V. Kamath, who is being paid a remuneration of Rs. 2,000,000 per annum as approved by the Reserve Bank of India. The above remuneration has also been approved by shareholders and the government of India. Non-executive directors are not entitled to the payment of any benefits at the end of their terms of office.

Our Board or any committee thereof may fix, within the range approved by the shareholders, the salary payable to the executive directors. We are required to obtain specific approval of the Reserve Bank of India for the actual monthly salary and performance bonus paid each year to the executive directors.

The following table sets forth the currently applicable monthly salary ranges:

Name and Designation	Monthly Salary Range (Rs.)
Ms. Chanda Kochhar, Managing Director and CEO	700,000 - 1,350,000 (US$ 13,755- US$ 26,528)
Mr. N. S. Kannan, Executive Director and CFO	300,000 - 1,000,000 (US$ 5,895- US$ 19,650)
Mr. K. Ramkumar, Executive Director	300,000 - 1,000,000 (US$ 5,895- US$ 19,650)
Mr. Rajiv Sabharwal, Executive Director	300,000 - 1,000,000 (US$ 5,895- US$ 19,650)

The executive directors are entitled to perquisites (evaluated pursuant to Indian income-tax rules wherever applicable and otherwise at actual cost to the Bank) such as the benefit of the Bank’s furnished accommodation, gas, electricity, water and furnishings, club fees, group insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund and gratuity, in accordance with the scheme(s) and rule(s) applicable from time to time.

The Board, at its meeting held on April 27, 2012, approved a revision in the supplementary allowance for executive directors. Consequently, Ms. Chanda Kochhar, shall be paid a supplementary allowance of Rs. 870,862 per month as compared to Rs. 700,000 per month; N. S. Kannan, and K. Ramkumar, shall each be paid a supplementary allowance of Rs. 596,037 per month as compared to Rs. 480,000 per month; and Rajiv Sabharwal, shall be paid a supplementary allowance of Rs. 576,713 per month as compared to Rs. 465,000 per month effective April 1, 2012, subject to the approval of the Reserve Bank of India and our shareholders. The shareholders have approved the revision in supplementary allowance at the annual general meeting held on June 25, 2012.

In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, the executive directors are also eligible for housing loans subject to the approval of the Reserve Bank of India.

There are no service contracts with our executive directors providing for benefits upon termination of their employment.

The total compensation paid by ICICI Bank to its executive directors and executive officers, i.e., to Ms. Chanda Kochhar, Mr. N. S. Kannan, Mr. K. Ramkumar, Mr. Rajiv Sabharwal, Mr. Vijay Chandok, Ms. Zarin Daruwala and Mr. Pravir Vohra, during fiscal 2012 was Rs. 180 million.

Bonus

Each year, our Board of Directors awards discretionary bonuses to employees and executive directors on the basis of performance and seniority. The performance of each employee is evaluated through a performance management appraisal system. The aggregate amount of bonuses to all eligible employees and executive directors of ICICI Bank for fiscal 2012 was Rs. 3.8 billion. This amount was paid in fiscal 2013, excluding the payment of bonuses to executive directors which is subject to the approval of the Reserve Bank of India.

Employee Stock Option Scheme

ICICI Bank has an employee stock option scheme to encourage and retain high-performing employees. Pursuant to the stock option scheme as amended by the Scheme of Amalgamation in relation to the merger of ICICI Limited and ICICI Bank Limited and further amended in September 2004, up to 5.0% of the aggregate of issued equity shares at the time of the grant of stock options could be allocated under the employee stock option scheme. At March 31, 2012 against the limit of 5.0% of issued shares, equivalent to 57.6 million shares, we had granted about 57.1 million shares under the employee stock option scheme. Since we had not sought an increase in the option pool since inception of the employee stock option scheme in 2000, we proposed to increase the limit of stock option grants from 5.0% to 10.0% of issued shares at the time of grant of stock options, with a view to be able to continue linking our reward structure to the performance of the organization. In June 2012, our shareholders approved the amendment of our employee stock option scheme thereby increasing the limit of grant of stock options to 10.0% of our issued shares at the time of grant. Permanent employees and directors of ICICI Bank, its subsidiaries and its holding company are eligible employees for grants of stock options. ICICI Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options granted for fiscal 2003 and earlier years vested in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted from fiscal 2004 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant.

Options granted in April 2009 vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options approved in October 2010 and granted in February 2011 would vest 50% on April 30, 2014 and the remaining 50% would vest on April 30, 2015. Options granted in September 2011 vest in a graded manner over a five year period with 15%, 20%, 20% and 45% of the grant vesting in each year, commencing from the end of 24 months from the date of grant.

Options can be exercised within ten years from the date of grant or five years from the date of vesting, whichever is later. The exercise price for options granted prior to June 30, 2003 is equal to the market price of our equity shares on the date of grant on the stock exchange, which recorded the highest trading volume on the date of grant. On June 30, 2003, the Securities and Exchange Board of India revised its guidelines on employee stock options. While the revised guidelines provided that companies were free to determine the exercise price of stock options granted by them, they prescribed accounting rules and other disclosures, including expensing of stock options in the income statement, which are applicable to their Indian GAAP financial statements, in the event the exercise price was not equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. Effective July 22, 2004, the Securities and Exchange Board of India revised this basis of pricing to the latest available closing price, prior to the date of the meeting of the Board of Directors, in which options are granted, on the stock exchange which recorded the highest trading volume on that date. The exercise price for options granted by ICICI Bank on or after June 30, 2003, but before July 22, 2004 is equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. The exercise price of options granted before June 30, 2003 and on or after July 22, 2004 (other than the options approved by the Board at its meeting held on October 29, 2010, where the grant price was the average closing price of the equity shares on the stock exchange during the six months up to October 28, 2010) is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options. Options granted in February 2011 were granted at an exercise price which was approximately 3.0% below the closing price preceding the date of grant of options. The difference between the closing price and the exercise price has been accounted for as an expense over the vesting period of the options.

The following table sets forth certain information regarding the stock option grants ICICI Bank has made under its employee stock option scheme. ICICI Bank granted all of these stock options at no cost to its employees. ICICI Bank has not granted any stock options to its non-executive directors.

Date of grant	Number of options granted	Exercise price
February 21, 2000	1,713,000	Rs.	171.90	US$	3.38
April 26, 2001	1,580,200		170.00		3.34
March 27, 2002	3,155,000		120.35		2.36
April 25, 2003	7,338,300		132.05		2.59
July 25, 2003	147,500		157.03		3.09
October 31, 2003	6,000		222.40		4.37
April 30, 2004	7,539,500		300.10		5.9
September 20, 2004	15,000		275.20		5.41
April 30, 2005	4,906,180		359.95		7.07
August 20, 2005	70,600		498.20		9.79
January 20, 2006	5,000		569.55		11.19
April 29, 2006	6,267,400		576.80		11.33
July 22, 2006	29,000		484.75		9.53
October 24, 2006	78,500		720.55		14.16
January 20, 2007	65,000		985.40		19.36
April 28, 2007	4,820,300		935.15		18.38
July 21, 2007	11,000		985.85		19.37
October 19, 2007	46,000		1,036.50		20.37
January 19, 2008	40,000		1,248.85		24.54
March 8, 2008	39,000		893.40		17.56
April 26, 2008	5,595,000		915.65		17.99
July 26, 2008	25,000		656.75		12.91
October 27, 2008	20,500		308.50		6.06
April 25, 2009	1,728,500		434.10		8.53
March 6, 2010	2,500		901.75		17.72
April 24, 2010	2,392,600		977.70		19.21
July 31, 2010	44,000		904.90		17.78
October 29,2010	18,000		1,089.05		21.4
January 24, 2011	25,000		1,065.55		20.94
February 7, 2011	3,035,000		967.00		19
April 28, 2011	4,018,600		1,106.85		21.75
July 29, 2011	9,000		1,017.45		19.99
September 16, 2011	30,000		876.20		17.22
October 31, 2011	3,000		933.35		18.34
April 27, 2012(1)	4,392,200		841.45		16.53

(1)	Options granted on April 27, 2012, include options granted to executive directors, which are subject to the approval of the Reserve Bank of India.

ICICI also had an employee stock option scheme for its directors and employees and the directors and employees of its subsidiary companies, the terms of which were substantially similar to the employee stock option scheme of ICICI Bank. The following table sets forth certain information regarding the stock option grants made by ICICI under its employee stock option scheme prior to the merger. ICICI had not granted any stock options to its non-executive directors.

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

The following table sets forth certain information regarding the options granted by ICICI Bank (including options granted by ICICI adjusted in accordance with the Scheme of Amalgamation) at June 30, 2012.

Particulars	ICICI Bank
Options granted (net of lapsed)		56,813,321
Options vested		45,537,833
Options exercised		29,710,098
Options forfeited/lapsed		9,860,534
Extinguishment or modification of options	None
Amount realized by exercise of options	Rs.	7,236,805,781
Total number of options in force		27,103,223

ICICI Prudential Life Insurance Company has an Employee Stock Option Scheme, the terms of which allow up to 3.0% of its issued capital to be allocated to employee stock options. ICICI Prudential Life Insurance Company had 12,762,698 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2012.

ICICI Lombard General Insurance Company has an Employee Stock Option Scheme, the terms of which allow up to 5.0% of its paid-up capital to be allocated to employee stock options. ICICI Lombard General Insurance Company had 8,713,800 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2012.

Loans

ICICI Bank has internal rules for grant of loans to employees and executive directors to acquire certain assets such as property, vehicles and other consumer durables. ICICI Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, ICICI Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2012, outstanding loans to ICICI Bank’s employees totaled Rs. 5.6 billion, compared to Rs. 5.9 billion at year-end fiscal 2011. This amount included loans to certain of ICICI Bank’s directors and executive officers amounting to Rs. 6 million at year-end fiscal 2012, compared to Rs. 6 million at year-end fiscal 2011, made on the same terms, including as to interest rates and collateral, as loans to other employees. Loans to the executive directors are made after approval by the Reserve Bank of India. See also “Operating and Financial Review and Prospects—Related Party Transactions”.

Gratuity

ICICI Bank pays gratuity to employees who retire or resign after a minimum prescribed period of continuous service and, in the case of employees at overseas locations, in accordance with the rules in force in the respective countries. ICICI Bank makes contributions to gratuity funds for employees which are administered by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited.

Actuarial valuation of the gratuity liability for all the above funds is determined by an actuary appointed by the Bank. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

The accounts of the fund are audited by independent auditors. The total corpus of the fund at year-end fiscal 2012 based on its audited financial statements was Rs. 5,003 million compared to Rs. 5,238 million at year-end fiscal 2011.

Superannuation Fund

ICICI Bank contributes 15% of the total annual basic salary to a superannuation fund in respect of the employees to whom it applies. ICICI Bank’s employees get an option on retirement or resignation to receive one-third or one-half, depending on the tenure of service, of the total balance as commutation and a monthly pension based on the remaining balance. In the event of the death of an employee, his or her beneficiary receives the remaining accumulated balance, if eligible. ICICI Bank also gives a cash option to its employees, allowing them to receive the amount that would otherwise be contributed by ICICI Bank in their monthly salary during their employment. From fiscal 2006, the superannuation fund is being administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to choose between the Life Insurance Corporation of India and ICICI Prudential Insurance Company Limited. The total corpus of the superannuation fund was Rs. 1,822 million at year-end fiscal 2012 compared to Rs. 1,651 million at year-end fiscal 2011.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as part of its retirement benefits to its employees. There are separate provident funds for employees inducted from Bank of Madura, The Bank of Rajasthan, Sangli Bank and for other employees of ICICI Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary (10.0% for clerks and sub-staff of Sangli Bank) and ICICI Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from Bank of Madura, The Bank of Rajasthan, Sangli Bank and other employees of ICICI Bank at year-end fiscal 2012, based on their audited financial statements, amount to Rs. 906 million, Rs. 1,990 million, Rs. 810 million and Rs. 8,392 million respectively.

Pension Fund

The Bank provides for pension, a deferred retirement plan covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plan provides for pension payments, including dearness relief, on a monthly basis to these employees on their retirement based on the respective employee’s years of service with the Bank and applicable salary. For the former Bank of Madura, Sangli Bank and Bank of Rajasthan employees in service, separate pension funds are managed by the trust and the liability is funded as per actuarial valuation. The Bank purchases annuities from the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited as part of its master policies for payment of pension to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. Employees covered by the pension plan are not eligible for their employer’s contribution under the provident fund plan. The corpus, based on audited financial statements, for Bank of Madura employees at year-end fiscal 2012 was Rs. 576 million (net of annuities amounting to Rs. 1,384 million) compared to Rs. 509 million (net of annuities amounting to Rs. 933 million) at year-end fiscal 2011. The corpus, based on audited financial statements, for The Bank of Rajasthan employees at year-end fiscal 2012 was Rs. 7,452 million (net of annuities amounting to Rs. 3,461 million) compared to Rs. 6,477 million (net of annuities amounting to Rs. Nil) at year-end fiscal 2011. The corpus, based on audited financial statements, for Sangli Bank employees was Rs. 1,261 million (net of annuities amounting to Rs. 1,765 million) at year-end fiscal 2012 compared to Rs. 1,251 million (net of annuities amounting to Rs. 1,245 million) at year-end fiscal 2011.

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

Until the early 1990s, the Indian financial system was strictly controlled. Interest rates were administered, formal and informal parameters governed asset allocation, and strict controls limited entry into and expansion within the financial sector. The Indian government’s economic reform program, which began in 1991, encompassed the financial sector. The first phase of the reform process began with the implementation of the recommendations of the Committee on the Financial System, the Narasimham Committee I. The second phase of the reform process began in 1999. See “Banking Sector Reform—Committee on Banking Sector Reform (Narasimham Committee II)”.

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

The Reserve Bank of India issued guidelines on exposure limits, income recognition, asset classification, provisioning for non-performing and restructured assets, investment valuation and capital adequacy for commercial banks, long-term lending institutions and non-bank finance companies. The Reserve Bank of India requires these institutions to furnish information relating to their businesses to it on a regular basis. For further discussion regarding the Reserve Bank of India’s role as the regulatory and supervisory authority of India’s financial system and its impact on us, see “Supervision and Regulation”.

Commercial Banks

Commercial banks in India have traditionally focused on meeting the short-term financial needs of industry, trade and agriculture. In recent years they have also focused on increasing long-term financing to sectors like infrastructure. At December 31, 2011, there were 166 scheduled commercial banks in the country, with a network of 92,690 branches serving approximately Rs. 58.10 trillion in deposit accounts. Scheduled commercial banks are banks that are listed in the schedule of the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout

India, with approximately 62.5% of bank branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its five associate banks, 19 nationalized banks and 82 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 64,489 branches, and accounted for 73.7% of the outstanding gross bank credit and 74.0% of the aggregate deposits of the scheduled commercial banks at December 31, 2011. The public sector banks’ large network of branches enables them to fund themselves out of low cost savings and current deposits. The State Bank of India is the largest bank in India in terms of total assets. At December 31, 2011, the State Bank of India and its five associate banks had 18,336 branches. They accounted for 21.9% of aggregate deposits and 22.5% of outstanding gross bank credit of all scheduled commercial banks.

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

Currently there are 82 regional rural banks and at December 31, 2011 they had 15,838 branches, and accounted for 2.9% of aggregate deposits and 2.5% of gross bank credit outstanding of scheduled commercial banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. The focus on public sector banks was maintained throughout the 1970s and 1980s. In addition, existing private sector banks that showed signs of an eventual default were merged with state-owned banks. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of private sector banks, including us. These banks are collectively known as the “new” private sector banks. At year-end fiscal 2012, there were seven “new” private sector banks. In addition, 14 old private sector banks existing prior to July 1993 were operating. The Sangli Bank Limited, an unlisted “old” private sector bank merged with us, effective April 19, 2007. The Centurion Bank of Punjab merged with HDFC Bank in May 2008. The Bank of Rajasthan Limited, an old private sector bank, merged with us with effect from the close of business on August 12, 2010.

At December 31, 2011, private sector banks accounted for approximately 18.7% of aggregate deposits and 18.6% of gross bank credit outstanding of the scheduled commercial banks. Their network of 12,061 branches accounted for 13.0% of the total branch network of scheduled commercial banks in the country.

In August 2011, the Reserve Bank of India issued draft guidelines on the entry of new banks in the private sector, specifying that select entities in the private sector with a successful track record of at least ten years and not receiving over 10% of income from real estate, construction and/or broking activities would be eligible to promote banks. The minimum capital requirement for these entities is Rs. 5.0 billion, with foreign shareholding not exceeding 49.0% for the first five years. The new banks can be set up only through a wholly owned non-operative holding company registered with the Reserve Bank of India.

Foreign Banks

There are over 36 foreign banks operating in India and at December 31, 2011, foreign banks had 302 branches in India. Foreign banks accounted for 4.5% of aggregate deposits and 5.2% of outstanding gross bank credit of scheduled commercial banks. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, some of the larger foreign banks have made retail banking a significant part of their portfolios. Most foreign banks operate in India through branches of the parent bank. Certain foreign banks also have wholly-owned non-bank finance company subsidiaries or joint ventures for both corporate and retail lending. In a circular dated July 6, 2004, the Reserve Bank of India stipulated that banks should not acquire any fresh stake in another banks’ equity shares, if by such acquisition, the investing bank’s holding exceeded 5.0% of the investee bank’s equity capital. This also applies to holdings of foreign banks with a presence in India, in Indian banks. The Reserve Bank of India issued a notification on “Roadmap for presence of foreign banks in India” on February 28, 2005, announcing the following measures with respect to the presence of foreign banks:

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

In April 2009, in light of the deterioration in the global financial markets, the Reserve Bank of India decided to put on hold the second phase until there was greater clarity over the economic recovery as well as the reformed global regulatory and supervisory architecture. In January 2011, the Reserve Bank of India released a draft discussion paper on the type of presence foreign banks should have in India. The paper indicates a preference for a wholly-owned subsidiary model of presence over a branch model. Other recommendations of the discussion paper include requiring systemically important foreign banks to convert their Indian operations into wholly-owned subsidiaries, a less restrictive branch expansion policy for such converted subsidiaries, lower priority sector targets as compared to domestic banks and regulations of Indian banks with respect to investments in subsidiaries and associates.

Co-operative Banks

Co-operative banks cater to the financing needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture. In light of the liquidity and insolvency problems experienced by some cooperative banks in fiscal 2001, the Reserve Bank of India undertook several interim measures, pending formal legislative changes, including measures related to lending against shares, borrowings in the call market and term deposits placed with other urban co-operative banks. Presently, the Reserve Bank of India is responsible for the supervision and regulation of urban co-operative banks, and the National Bank for Agriculture and Rural Development for state co-operative banks and district central cooperative banks. The Banking Regulation (Amendment) and Miscellaneous Provisions Act, 2004 provides for the regulation of all co-operative banks by the Reserve Bank of India. See also “—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act”.

A task force appointed by the government of India to examine the reforms required in the co-operative banking system submitted its report in December 2004. It recommended several structural, regulatory and operational reforms for co-operative banks, including the provision of financial assistance by the government for revitalizing this sector. In the Indian government’s budget for fiscal 2006, the Finance Minister accepted the recommendations of the Task Force in principle and proposed to call state governments for consultation and begin to implement the recommendations in the states willing to do so. During fiscal 2006 the Reserve Bank of India outlined a medium term framework for urban co-operative banks. Subsequently a task force for urban co-operative banks has been set up in select states to identify and establish an action plan with a specific timeframe for reviving potentially viable urban co-operative banks and for ensuring the non-disruptive exit of non-viable urban co-operative banks.

Long-Term Lending Institutions

The long-term lending institutions were established to provide medium-term and long-term financial assistance to various industries for setting up new projects and for the expansion and modernization of existing facilities. These institutions provided fund-based and non-fund-based assistance to industries in the form of loans, underwriting, direct subscription to shares, debentures and guarantees. The primary long-term lending institutions included Industrial Development Bank of India (now a bank), IFCI Limited, and the Industrial Investment Bank of India, as well as ICICI prior to the merger.

The long-term lending institutions were expected to play a critical role in Indian industrial growth and, accordingly, had access to concessional government funding. However, in recent years, the operating environment of the long-term lending institutions has changed substantially. Although the initial role of these institutions was largely limited to providing a channel for government funding to industries, the reform process required such institutions to expand the scope of their business activities, including into:

•	fee-based activities like investment banking and advisory services; and

•	short-term lending activities, including making corporate finance and working capital loans.

Pursuant to the recommendations of the Narasimham Committee II and the Khan Working Group, a working group created in 1999 to harmonize the role and operations of long-term lending institutions and banks, the Reserve Bank of India, in its mid-term review of monetary and credit policy for fiscal 2000, announced that long-term lending institutions would have the option of transforming themselves into banks subject to compliance with the prudential norms as applicable to banks. In April 2001, the Reserve Bank of India issued guidelines on several operational and regulatory issues, which needed to be addressed, and laid down a path for how long-term lending institutions can transition into universal banks. See “—Recent Structural Reforms—Universal Banking Guidelines”. In April 2002, ICICI merged with ICICI Bank. The Industrial Development Bank (Transfer of Undertaking and Repeal) Act, 2003 converted the Industrial Development Bank of India into a banking company incorporated under the Companies Act, 1956 on September 27, 2004, with exemptions from certain statutory and regulatory norms applicable to banks, including an exemption for a certain period from the statutory liquidity ratio. IDBI Bank Limited, a new private sector bank that was a subsidiary of the Industrial Development Bank of India, was merged with the Industrial Development Bank of India in April 2005. The long-term funding needs of Indian companies are met primarily by banks, Life Insurance Corporation of India and specialized non-bank finance companies. Indian companies also make bond issuances to institutional and retail investors.

Non-Bank Finance Companies

There were about 12,409 non-bank finance companies in India as of June 30, 2011, mostly in the private sector. All non-bank finance companies are required to register with the Reserve Bank of India. The non-bank finance companies may be categorized into entities that take public deposits and those that do not. The companies that take public deposits are subject to strict supervision and capital adequacy requirements of the Reserve Bank of India. The Reserve Bank of India classifies non-bank financial companies in five categories—asset finance companies, loan companies, investment companies, infrastructure companies and microfinance companies. In February 2010, the Reserve Bank of India introduced a fourth category of non-banking finance companies called infrastructure finance companies. In December 2011, the Reserve Bank of India announced yet another category—microfinance institutions. ICICI Securities Limited, our subsidiary, is a non-banking finance company that does not accept public deposits, and ICICI Home Finance Company, our subsidiary, is a non-banking finance company that accepts public deposits. The primary activities of the non-bank finance companies are consumer credit (including automobile finance), home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium companies), and infrastructure finance, and fee-based services, such as investment banking and underwriting. In 2003, Kotak Mahindra Finance Limited, a large non-bank finance company, was granted a banking license by the Reserve Bank of India and converted itself into Kotak Mahindra Bank. Certain non-bank finance companies have defaulted on their obligations to investors and depositors in the past. As a result, several actions (including bankruptcy proceedings) have been initiated against these companies; many of these actions are currently pending. See also “Reforms of the Non-Bank Finance Companies”.

The Reserve Bank of India issues guidelines on the financial regulation of systemically important non-banking finance companies and banks’ relationship with them in order to remove the possibility of regulatory arbitrage leading to an uneven playing field and potential systemic risk. Within non-deposit taking non-banking finance companies, the guidelines classify those with an asset size above Rs. 1.0 billion as per the last audited balance sheet as systemically important. These non-banking finance companies are required to maintain a minimum capital to risk-weighted assets ratio of 15.0%, in addition to conforming to single and group exposure norms. The Reserve Bank of India also issues draft guidelines covering non-deposit taking non-banking finance companies, wherein non-deposit taking non-banking finance companies with an asset size of Rs. 1.0 billion and above must maintain a capital to risk weighted assets ratio of 15.0%.

For the purpose of enhancing the flow of funds to infrastructure projects, the Reserve Bank of India issued guidelines in November 2011 for the establishment of Infrastructure Debt Funds in the form of mutual funds or non-bank finance companies. We are planning to establish an infrastructure debt fund, structured as a non-bank finance company in partnership with other banks and financial institutions. Our shareholding in this company would be 31%.

In August 2011, the Reserve Bank of India released a working group report on issues and concerns in the non-bank finance companies sector. Some key recommendations of the group included a minimum asset size of Rs. 500 million with a minimum net owned fund of Rs. 20 million for registering as a non-bank finance company, a minimum Tier I capital of 12% to be achieved in three years, introduction of liquidity ratios, more stringent asset classification norms and provisioning norms and limits on exposure to real estate. The Reserve Bank of India, in its Annual Review of Monetary Policy for fiscal 2013, indicated that draft guidelines on the regulatory framework for non-bank finance companies would be released in 2012.

Housing Finance Companies

Housing finance companies form a distinct sub-group of the non-bank finance companies. As a result of the various incentives given by the government for investing in the housing sector in recent years, the scope of this business has grown substantially. Housing Development Finance Corporation Limited is a leading provider of housing finance in India. In recent years, several other players, including banks, have entered the housing finance industry. We also have a housing finance subsidiary, ICICI Home Finance Company. The National Housing Bank and the Housing and Urban Development Corporation Limited are the two major financial institutions instituted through acts of Parliament to improve the availability of housing finance in India. The National Housing Bank Act provides for securitization of housing loans, foreclosure of mortgages and setting up of the Mortgage Credit Guarantee Scheme.

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

Insurance Companies

Currently, there are 48 insurance companies in India, of which 24 are life insurance companies and 24 are general insurance companies. Of the 24 life insurance companies, 23 are in the private sector and one is in the public sector. Among the general insurance companies, 18 are in the private sector and six (including the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited) are in the public sector. The re-insurance company, General Insurance Corporation of India, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial sector.

The insurance sector in India is regulated by the Insurance Regulatory and Development Authority. In December 1999, the Indian Parliament passed the Insurance Regulatory and Development Authority Act, 1999, which also amended the Insurance Act, 1938. This opened up the Indian insurance sector for foreign and private investors. The Insurance Act allows foreign equity participation in new insurance companies of up to 26.0%. A new company should have minimum paid up equity capital of Rs. 1.0 billion to carry on the business of life insurance or general insurance. A new company should have minimum paid up equity capital of Rs. 2.0 billion to carry on exclusively the business of reinsurance.

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

During fiscal 2012, the new business weighted individual premium underwritten by the life insurance sector decreased by 4.8% to Rs. 479.4 billion compared to Rs. 503.7 billion during fiscal 2011. Of the above, the share of the private sector decreased from 45.7% during fiscal 2011 to 36.5% during fiscal 2012. The gross premium underwritten in the general insurance sector amounted to Rs. 547.6 billion during fiscal 2012 as against Rs. 445.3 billion during fiscal 2011, recording a year-on-year growth of 23.0% (excluding the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited). The share of the private sector increased from 43.5% in fiscal 2011 to 44.2% in fiscal 2012.

The life insurance sector grew by 30.7% on a new business weighted individual premium basis in fiscal 2008, but subsequently moderated due to changes in unit linked insurance products. Effective September 2010, the Insurance Regulatory and Development Authority introduced revisions to the unit-linked insurance products such as an increase in the lock-in period from three years to five years, a minimum mortality cover, a cap on surrender and other charges and a minimum guaranteed return of 4.5% on pension annuity products. The minimum guaranteed return of 4.5% on pension products was applicable up to year-end fiscal 2011. From fiscal 2012 the guaranteed return is 50 basis points above the average reverse repo rate subject to a maximum of 6% and a minimum of 3%. On October 21, 2010, the Insurance Regulatory and Development Authority stipulated that insurers would not be permitted to sell universal life insurance products until guidelines on the regulation of such products were finalized. In November 2010, the Insurance Regulatory and Development Authority issued the final guidelines on universal life insurance products. The guidelines state that universal life products will be known as variable insurance products. Variable insurance products are defined as non-linked life insurance products that provide a death benefit equal to the guaranteed sum assured plus the balance in the policy account and a maturity benefit equal to the balance in the policy account together with a terminal bonus, if any, as applicable. Such products will only provide mortality coverage, and no other contingency will be covered. The sum assured shall be at least ten times the annualized premium. The minimum policy and premium payment term will be five years and there will be a lock-in period of three years. The products must have a guaranteed interest rate, referred to as the minimum floor rate. These changes have impacted the life insurance business in India, resulting in changes in product offerings and lower margins.

In the general insurance sector, gross premiums underwritten by general insurance companies moderated in fiscal 2008 and fiscal 2009 owing to de-tariffing of the general insurance sector. Until January 1, 2007, almost 70.0% of the general insurance market was subject to price controls under a tariff regime. With the commencement of a tariff-free regime effective January 1, 2007, the resultant competitive pricing led to a significant decrease in premium rates across the industry leading to moderate premium growth during fiscal 2009 and fiscal 2010. During fiscal 2012, industry premium grew by 23% as compared to an increase of 23.5% in fiscal 2011 and an increase of 15.6% in fiscal 2010. In March 2011, the Insurance Regulatory and Development Authority conducted an audit of the Indian Motor Third Party Insurance Pool and concluded that the pool reserves needed to be enhanced significantly. Accordingly, all general insurance companies were required to provide for third party motor pool losses at a rate of 153.0% from fiscal 2008 to 2011, compared to the earlier loss rate of 122-127%. In fiscal 2012, the Insurance Regulatory and Development Authority directed the dismantling of the Pool and advised the general insurance companies to recognize the Pool liabilities using the loss ratios estimated by the General Actuaries Department of the United Kingdom; i.e., 159.0%, 188.0%, 200.0%, 213.0% and 145.0% respectively for underwriting years from fiscal 2008 to fiscal 2012. Further, the Insurance Regulatory and Development Authority directed all insurers that liability related to the Pool for fiscal 2008 and fiscal 2009 be accounted for and recognized in full in fiscal 2012. With respect to liabilities pertaining to fiscal 2010 to fiscal 2012, the liabilities could be recognized in fiscal 2012, although general insurance companies were also  provide with the option to recognize the liability over a three year period.

The Insurance Regulatory and Development Authority ordered the dismantling of the Pool with effect from March 31, 2012 and set up a framework for the Indian Motor Third Party Declined Risk Insurance Pool (the “Declined Risk Pool”) for commercial vehicles. The Declined Risk Pool is effective from April 1, 2012. Under Declined Risk Pool approach, insurers will cede to the Declined Risk Pool only the policies that they would not consider underwriting themselves. Insurers have been instructed to underwrite motor pool policies to the extent of the sum of 50% of their share in total gross premium and 50% share in total motor premium. Any shortfall against this requirement will be allocated to the insurers from the Declined Risk Pool. Additionally, as compared to the earlier Pool approach of ceding all third party premiums (including those related to comprehensive policies), under the Declined Risk Pool framework, only specific third party insurance premiums will be pooled. Accordingly, under this approach, the size of the Pool is expected to decline substantially and the allocation of losses to individual insurers will be based on their ability to meet the mandated targets. The Insurance Regulatory and Development Authority increased the premium of motor third party liability coverage paid by customers effective April 1, 2012 in order to give effect to the higher loss ratios. See also “Risk Factors—Risks Relating to Our Business— While our insurance businesses are becoming an increasingly important part of our business, there can be no assurance of their future rates of growth or level of profitability.” and “Business—Overview of Our Products and Services—Insurance”.

We have joint ventures in each of the life insurance and the general insurance sectors. Our life insurance joint venture, ICICI Prudential Life Insurance Company, is the largest private sector player in the life insurance sector in India in terms of new business retail weighted received premium. Our general insurance joint venture, ICICI Lombard General Insurance Company, is the largest private sector player in the general insurance sector in India in terms of gross written premium (excluding premium on the motor third party insurance pool).

Mutual Funds

Currently there are 44 mutual funds in India with assets under management at March 31, 2012 of Rs. 5,872.17 billion. Average assets under management of all mutual funds decreased by 5.1% to Rs. 6,647.9. billion at March 2012 from Rs. 7,005.4 billion at March 2011. From year 1963 to 1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the government and the Reserve Bank of India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life Insurance Corporation of India and General Insurance Corporation of India. The mutual funds industry was opened up to the private sector in 1993. The industry is regulated by the Securities and Exchange Board of India (Mutual Fund) Regulation, 1996. Our asset management joint venture, ICICI Prudential Asset Management Company, was among the top three mutual funds in India in terms of average assets under management for the quarter ended March 2012, with an overall market share of about 10.3%.

To enhance marketability and access to mutual fund schemes, the Securities and Exchange Board of India in November 2009 permitted the use of stock exchange terminals to facilitate transactions in mutual fund schemes. As a result, mutual funds units can now be traded on recognized stock exchanges. In June 2009, the Securities and Exchange Board of India removed the entry load, up-front charges deducted by mutual funds, for all mutual fund schemes and required that the up-front commission to distributors should be paid by the investor to the distributor directly. In February 2010, the Securities and Exchange Board of India introduced guidelines for the valuation of money market and debt securities, with a view to ensuring that the value of money market and debt securities in the portfolio of mutual fund schemes reflect the current market scenario. The valuation guidelines were effective from August 1, 2010.

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

However, since 1991, there have been comprehensive changes in the Indian financial system. Various financial sector reforms, implemented since 1991, have transformed the operating environment of banks and long-term lending institutions. In particular, the deregulation of interest rates, emergence of a liberalized domestic capital market, and entry of new private sector banks, along with the transformation of long-term lending institutions into banks, have progressively intensified competition among banks. The Reserve Bank of India permitted the transformation of long-term lending institutions into banks subject to compliance with the prudential standards applicable to banks.

Banking Sector Reform

Most large banks in India were nationalized in 1969 and thereafter were subject to a high degree of control until reform began in 1991. In addition to controlling interest rates and entry into the banking sector, these regulations also channeled lending into priority sectors. Banks were required to fund the public sector through the mandatory acquisition of low interest-bearing government securities or statutory liquidity ratio bonds to fulfill statutory liquidity requirements. As a result, in the banking sector, profitability was low, non-performing assets were comparatively high, capital adequacy was diminished, and operational flexibility was hindered. Reforms in the 1990s addressed  a range of issues, including organizational issues, accounting practices, operating procedures, capital adequacy requirements, asset classification and provisioning, risk management and merger policies.

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

•
make prior approval by the Reserve Bank of India mandatory for the acquisition of more than 5.0% of a banking company’s paid-up capital or voting rights by any individual or firm or group, and empower the Reserve Bank of India to impose conditions while granting approval for such acquisition;

•
empower the Reserve Bank of India, after consultations with the Central Government, to supersede the board of a private sector bank for a total period not exceeding twelve months, during which time the Reserve Bank of India will have the power to appoint an administrator to manage the bank;

•	give the Reserve Bank of India the right to inspect affiliates of enterprises or banking entities (affiliates include subsidiaries, holding companies or any joint ventures of banks);

•	exempt bank-related mergers from the scrutiny of the Competition Commission of India; and

•	remove the 10.0% limit on the maximum voting power exercisable by a shareholder in a banking company.

Insurance Laws (Amendment) Bill 2008

The Insurance Laws (Amendment) Bill 2008 was introduced in the Indian Parliament in 2008 and currently includes provisions to:

•	raise the foreign investment limit in the insurance sector from 26.0% to 49.0%; and

•	eliminate the requirement that Indian promoters of an insurance company reduce their stake to 26.0% after ten years.

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

Several petitions challenging the constitutional validity of the Securitization Act were filed before the Indian Supreme Court. The Supreme Court, in April 2004, upheld the constitutionality of the Securitization Act, other than the requirement originally included in the Act that the borrower deposit 75.0% of the dues with the debt recovery tribunal as a pre-condition for appeal by the borrower against the enforcement measures. In November 2004, the government of India issued an ordinance amending the Securitization Act. The Indian Parliament has subsequently passed this ordinance as an Act. This Act, as amended, now provides that a borrower may make an objection or representation to a secured creditor after a notice is issued by the secured creditor to the borrower under the Act demanding payment of dues. The secured creditor has to give reasons to the borrower for not accepting the objection or representation. The Act also introduces a deposit requirement for borrowers if they wish to appeal the decision of the debt recovery tribunal. Further, the Act permits a lender to take over the business of a borrower under the Securitization Act under certain circumstances (unlike the earlier provisions under which only assets could be taken over). See also “Supervision and Regulation—Regulations Relating to Sale of Assets to Asset Reconstruction Companies”.

Earlier, following the recommendations of the Narasimham Committee, the Recovery of Debts due to Banks and Financial Institutions Act, 1993 was enacted. This legislation provides for the establishment of a tribunal for speedy resolution of litigation and recovery of debts owed to banks or financial institutions. The Act creates tribunals before which the banks or the financial institutions can file a suit for recovery of the amounts due to them. However, if a scheme of reconstruction is pending before the Board for Industrial and Financial Reconstruction, under the Sick Industrial Companies (Special Provision) Act, 1985, no proceeding for recovery can be initiated or continued before the tribunals. This protection from creditor action ceases if the secured creditor takes action under the Securitization Act. While presenting its budget for fiscal 2002, the government of India announced measures for the setting up of more debt recovery tribunals and the eventual repeal of the Sick Industrial Companies (Special Provision) Act, 1985. To date, however, this Act has not been repealed.

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

Pension Reforms

Currently, there are three categories of pension schemes in India: pension schemes for government employees, pension schemes for employees in the organized sector and voluntary pension schemes. In case of pension schemes for government employees, the government pays its employees a defined periodic benefit upon their retirement. Further, the contribution towards the pension scheme is funded solely by the government and not matched by a contribution from the employees. The Employees Provident Fund, established in 1952, is a mandatory program for employees of certain establishments. It is a contributory program that provides for periodic contributions of 10% to 12% of the basic salary by both the employer and the employees. The contribution is invested in prescribed securities and the accumulated balance in the fund (including the accretion thereto) is paid to the employee as a lump sum on retirement. Besides these, there are voluntary pension schemes administered by the government (the Public Provident Fund to which contribution may be made up to a maximum of Rs. 100,000 per year) or offered by insurance companies, where the contribution may be made on a voluntary basis. Such voluntary contributions are often driven by tax benefits offered under the scheme.

In 1998, the government commissioned the Old Age Social and Income Security project and nominated an expert committee to suggest changes to the existing policy framework. The committee submitted its report in January 2000, recommending a system for private sector management of pension funds to provide market-linked returns. It also recommended the establishment of a separate pension regulatory authority to regulate the pensions system. Subsequently, in the budget for fiscal 2001, the government announced that a high level committee would be formulated to design a contribution-based pension scheme for new government recruits. The government also requested that the Insurance Regulatory and Development Authority draw up a roadmap for implementing the Old Age Social and Income Security Report. The Insurance Regulatory and Development Authority submitted its report in October 2001. The report suggested that pension fund managers should constitute a separate legal entity to conduct their pension business. In August 2003, the government announced that it would be mandatory for its new employees (excluding defense personnel) to join a new defined contribution pension scheme where both the government and the employee would make monthly contributions of 10% of the employee’s basic salary. The government also announced that a Pension Fund Development and Regulatory Authority would be set up to regulate the pension industry. The government constituted the interim Pension Fund Development and Regulatory Authority on October 11, 2003. In December 2003, the government announced that the new pension system would be applicable to all new recruits to Indian government service (excluding defense personnel) from January 1, 2004. Further, on December 30, 2004, the government promulgated an ordinance establishing the statutory regulatory body, Pension Fund Regulatory and Development Authority to undertake promotional, developmental and regulatory functions with respect to the pension sector. In March 2005, the government tabled the Pension Fund and Development Authority Bill in the Parliament. The Indian government’s budget for fiscal 2006 recognized the opportunities for foreign direct investment in the pension sector and it has also announced that the government would issue guidelines for such investment. In 2009, the government extended the New Pension System to all citizens of India on a voluntary basis, effective from May 1, 2009. Private sector participation in managing pension assets was permitted for the first time in fiscal 2009, and six private sector companies have been issued licenses. See also “Business—Overview”.

Credit Policy Measures

The Reserve Bank of India issues an annual policy statement setting out its monetary policy stance and announcing various regulatory measures. The Reserve Bank of India issues a review of the annual policy statement on a quarterly basis, as well as four mid-quarter reviews.

Credit Policy During Fiscal 2011

During fiscal 2011, the Reserve Bank of India’s monetary policy stance was oriented towards the calibrated normalization of policy rates and liquidity management with a view to controlling inflation. The repo rate was increased seven times by 25 basis points each from 5.0% to 6.75%. The cash reserve ratio was increased by 25 basis points from 5.75% to 6.0% effective April 24, 2010. As a result of tight liquidity conditions prevailing from June 2010, the Reserve Bank of India reduced the statutory liquidity ratio from 25% to 24% effective December 18, 2010. Also, in November 2010, the Reserve Bank of India announced a temporary liquidity support measure of an exemption of up to 2% in maintaining the statutory liquidity ratio. With a permanent reduction of 1% in the statutory liquidity ratio announced in December 2010, the Reserve Bank of India reduced the temporary exemption from 2% to 1%. Subsequently, in May 2011, the temporary exemption was fully withdrawn. The Reserve Bank of India also announced that it would conduct open market operation auctions of government securities.

Other regulatory measures announced in the monetary policy statements include the following:

•	The loan-to-value ratio for housing loans was capped at 80%;

•	The risk weight for residential housing loans of more than Rs. 7.5 million irrespective of the loan-to-value ratio was increased to 125%;

•	Standard asset provisioning on home loans sanctioned at a comparatively lower interest rates in the first few years, after which rates are reset at higher rates, was increased from 0.4% to 2.0%.

Credit Policy During Fiscal 2012

During fiscal 2012, the Reserve Bank of India adjusted its monetary policy stance in line with economic growth and inflationary trends, tightening rates in the initial part of the fiscal and maintaining a pause in the latter half of the fiscal. The repo rate was increased by 175 basis points from 6.75% to 8.50%, with the last increase of 25 basis points announced on October 25, 2011. To improve monetary transmission in the system, the Reserve Bank of India established the repo rate as the single independent policy rate, with the reverse repo pegged at a fixed 100 basis points below the repo rate. Also, a new Marginal Standing Facility was introduced, where banks could borrow overnight up to 1% of their net demand and time liabilities, at 100 basis points above the repo rate. Following a slowdown of economic growth and inflation, the Reserve Bank of India, in its December 2011 mid-quarter monetary policy review, paused further tightening of policy rates. Further, during the fourth quarter of fiscal 2011, the Reserve Bank of India reduced the cash reserve ratio by 125 basis points from 6.0% to 4.75% in two stages — by first reducing the cash reserve ratio by 50 basis points in January 2012 and then by 75 basis points in March 2012.

Other regulatory measures announced in the monetary policy statements include the following:

•	in May 2011, the savings bank deposit interest rate was increased from 3.5% to 4.0%. Further, in October 2011, interest rates on savings account deposits were deregulated;

•
the provisioning requirement for advances classified as sub-standard was increased from 10% to 15%; for secured advances classified as doubtful for up to one year from 20% to 25%, and for those between one and three years from 30% to 40% of loans outstanding; and

•	banks were allowed to open branches in Tier 2 centers without prior permission of the Reserve Bank of India.

Credit Policy During Fiscal 2013

In the Annual Policy Statement for fiscal 2013 announced on April 17, 2012, the Reserve Bank of India reduced the repo rate by 50 basis points from 8.5% to 8.0%. Accordingly, the reverse repo rate was adjusted to 7.0% and the marginal standing facility rate was adjusted to 9.0%. Also, to improve liquidity, the borrowing limit of scheduled commercial banks under the Marginal Standing Facility was increased from 1% to 2% of net demand and time liabilities. The cash reserve ratio was kept unchanged at 4.75%.

Other regulatory measures announced in the policy statement include the following:

•	the levying of foreclosure charges/pre-payment penalties on home loans on a floating interest rate basis was disallowed; and

•	a bank’s exposure ceiling for a single non-banking finance company with gold loans that comprise up to 50.0% or more of its financial assets was reduced from 10.0% to 7.5% of a bank’s capital funds.

In the mid-quarter review announced on June 29, 2012, the Reserve Bank of India did not make  any changes to the policy rates. In its first quarter review on July 31, 2012, the Reserve Bank of India reduced the statutory liquidity ratio from 24.0% to 23.0% while keeping repo rates and the cash reserve ratio unchanged.

SUPERVISION AND REGULATION

The main legislation governing commercial banks in India is the Banking Regulation Act. The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act, 1956 and any other law currently in force. Other important laws include the Reserve Bank of India Act, the Negotiable Instruments Act, the Foreign Exchange Management Act and the Banker’s Books Evidence Act. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP. Banking companies in India are also subject to the purview of the Companies Act and if such companies are listed on a stock exchange in India, then various regulations of the Securities Exchange Board of India would additionally apply to such companies.

Reserve Bank of India Regulations

Commercial banks in India are required under the Banking Regulation Act to obtain a license from the Reserve Bank of India to carry on banking business in India. This license is subject to such conditions as the Reserve Bank of India may choose to impose. Before granting the license, the Reserve Bank of India must be satisfied that certain conditions are complied with, including, but not limited to, (i) that the bank has the ability to pay its present and future depositors in full as their claims accrue; (ii) that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (iii) that the bank has adequate capital and earnings prospects; and (iv) that the public interest will be served if such license is granted to the bank. The Reserve Bank of India can cancel the license if the bank, at any point, fails to meet the above conditions or if the bank ceases to carry on banking operations in India.

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

Regulations Relating to the Opening of Branches and Automated Teller Machines

Section 23 of the Banking Regulation Act provides that banks must obtain the prior approval of the Reserve Bank of India to open new branches. The Reserve Bank of India may cancel a branch license for violations of the conditions under which the branch license is granted. Under the banking license granted to us by the Reserve Bank of India, we are required to locate at least 25.0% of our branches in rural and semi-urban areas. A rural area is defined as a center with a population of less than 10,000 according to the 2001 census. A semi-urban area is defined as a center with a population of greater than 10,000 but less than 100,000.

Permissions for new branches are granted on an annual basis based on factors such as the financial condition and history of the banking company, its management, adequacy of capital structure, and earning prospects and the public interest. The Reserve Bank of India discusses with individual banks their branch expansion strategies and plans over the medium term. The term “branch” for this purpose would include a full-fledged branch, an extension counter, off-site automated teller machines, administrative office, and back offices. While processing authorization requests, the Reserve Bank of India gives emphasis to the nature and scope of banking services, particularly in under-banked areas, credit flow to the priority sector and efforts to promote financial inclusion, the need to induce enhanced competition in the banking sector, the bank’s regulatory compliance, quality of governance, risk management, and relationships with subsidiaries and affiliates.

Branch openings in tier 2 to tier 6 centers (centers are assigned a tier in terms of population size as specified in the 2001 census) are exempt from the prior approval requirement. However, banks are required to report the opening of such branches to the Reserve Bank of India. Further, to strengthen the branch network in unbanked rural areas, banks were mandated to allocate 25% of the total number of new branches opened during a year to unbanked rural areas, which are tier 5 and tier 6 centers. In fiscal 2011, banks were permitted to satisfy this requirement by operating well-protected vans as mobile branches and automated teller machines in tier 3 to tier 6 centers. In fiscal 2012, banks were permitted to install offsite automated teller machines without prior permission from the Reserve Bank of India. Seeking to expand the network of automated teller machines in the tier 3 to tier 6 centers, the Reserve Bank of India issued guidelines in June 2012 allowing non-banks to set up automated teller machines, also known as “white label” automated teller machines.

Capital Adequacy Requirements

We are currently required to comply with the capital adequacy guidelines of the Basel II framework as implemented by the Reserve Bank of India effective since fiscal 2008. Before that time, Basel I guidelines were applicable. The Reserve Bank of India guidelines for Basel II require banks to maintain a minimum capital to risk weighted asset ratio of 9.0% on an ongoing basis, of which a minimum of 6.0% must be tier I capital. The guidelines stipulate that investments above 30.0% in the paid up equity of financial subsidiaries and associates (including insurance companies) that are not consolidated for capital purposes and investments in other instruments eligible for regulatory capital status in those entities must be deducted to the extent of 50.0% from tier I capital and 50.0% from tier II capital. Banks are required to maintain capital adequacy based on the higher of the minimum capital required under Basel II or the prudential floor specified for the minimum capital required under Basel I. The prudential floor for Basel I for fiscal 2008 and fiscal 2009 was 100.0% and 90.0% respectively, and from fiscal 2010 onwards the floor was set at 80.0%, until further clarification.

The total capital of a bank is classified into tier I and tier II capital. Tier I capital provides the most permanent and readily available support against unexpected losses. As per the prudential guidelines issued by the Reserve Bank of India, it comprises paid-up equity capital, reserves consisting of any statutory reserves, other disclosed free reserves, capital reserves representing surplus arising out of sale proceeds of assets, innovative perpetual debt instruments, perpetual non-cumulative preference shares and any other type of instrument generally notified by the Reserve Bank of India from time to time for inclusion in tier I capital. Intangible assets and losses in the current period and those brought forward from previous periods are deducted from tier I capital. Any deferred tax asset is treated as an intangible asset and deducted from tier I capital. In July 2009, the Reserve Bank of India stipulated that the special reserve created by banks should be considered net of tax payable in the tier I capital. The Reserve Bank of India has issued guidelines permitting banks to issue, with its prior approval instruments denominated in rupees, perpetual debt with call options that are exercisable after not less than ten years and to include such debt in tier I capital, up to a maximum of 15.0% of total tier I capital. The claims of the investors in such perpetual debt instruments are: (i) superior to the claim of the investors in equity shares; and (ii) subordinated to the claims of all other creditors of the banks. Banks are permitted to issue such instruments denominated in a foreign currency without seeking the prior approval of the Reserve Bank of India, subject to compliance with the conditions that (i) perpetual debt instruments issued in foreign currency should comply with all terms and conditions as applicable to such instruments issued in Indian rupees; and (ii) not more than 49.0% of the eligible amount that can be raised by the banks through issue of the perpetual debt instruments can be denominated in a foreign currency.

Tier II capital includes undisclosed reserves, revaluation reserves (at a discount of 55.0% while determining their value for inclusion in tier II capital), general provisions and loss reserves (allowed up to a maximum of 1.25% of total risk weighted assets), subordinated debt capital instruments classified into upper tier II and lower tier II, and any other type of instrument generally notified by the Reserve Bank of India from time to time for inclusion in tier II capital. The total amount of tier II capital cannot exceed the total amount of tier I capital after all deductions.

Upper tier II capital comprises of instruments with an original maturity of a minimum of 15 years. Further, upper tier II capital instruments can be issued with a call option, which can be exercised by the bank only after the expiry of ten years from the date of issue and with the prior approval of the Reserve Bank of India. The claims of investors in upper tier II capital debt instruments are: (i) superior to the claims of investors in instruments eligible for inclusion in tier I capital; and (ii) subordinated to the claims of all other creditors of the bank. Banks in India are also permitted to issue such debt instruments eligible for inclusion in upper tier

II capital in foreign currency without seeking the prior approval of the Reserve Bank of India, subject to compliance with the following conditions: (i) upper tier II debt instruments issued in foreign currency should comply with all terms and conditions applicable to instruments issued in Indian rupees; (ii) the total amount of upper tier II debt instruments issued in foreign currency shall not exceed 25.0% of the unimpaired tier I capital. This eligible amount is computed with reference to the amount of tier I capital as on March 31 of the previous financial year, after the necessary deductions; and (iii) the issue of upper tier II debt instruments will be in addition to the limits of foreign currency borrowings prescribed for banks by the Reserve Bank of India.

Lower tier II capital includes instruments with an original maturity of a minimum of five years. Further, lower tier II capital instruments can be issued with a call option, which can be exercised by the bank only after the expiry of five years from the date of issue and with the prior approval of the Reserve Bank of India. Commencing five years from maturity, any subordinated debt is subject to progressive discounting each year for inclusion in tier II capital. Lower tier II subordinated debt eligible for inclusion in tier II capital cannot exceed 50.0% of tier I capital after all deductions. The claims of the investors in lower tier II subordinated debt instruments are: (i) superior to the claims of investors in instruments eligible for inclusion in tier I capital as well as upper tier II capital; and (ii) subordinated to the claims of all other creditors of the bank. Such subordinated debt instruments eligible for inclusion in lower tier II capital may be issued in foreign currency only with the prior approval of the Reserve Bank of India. In October 2007, to enhance the range of eligible instruments available to banks for capital adequacy purposes, the Reserve Bank of India issued guidelines permitting banks to issue preference shares as part of regulatory capital. Banks have been allowed to issue perpetual non-cumulative preference shares as part of tier I capital and perpetual cumulative preference shares redeemable non-cumulative preference shares and redeemable cumulative preference shares as part of tier II capital. Further, the Indian Parliament amended the laws governing India’s public sector banks, thus permitting these banks to issue preference shares and make preferential allotments or private placements of equity. Private sector banks in India are not permitted to issue preference shares. In September 2009, the Reserve Bank of India issued guidelines permitting banks to issue subordinated debt as lower tier II capital with call and step-up options. However, in January 2011, the Reserve Bank of India directed banks not to issue tier I or tier II capital instruments with step-up options so that these instruments qualify as regulatory capital under the new definitions stipulated by the Basel III framework formulated by the Basel Committee on Banking Supervision.

The Reserve Bank of India guidelines on Basel II are comprised of three pillars, which are: (i) Pillar 1 — minimum capital requirements for credit risk, market risk and operational risk; (ii) Pillar 2 — Supervisory Review Process; (iii) Pillar 3 — Market Discipline. Under Pillar 1, the Bank follows the Standardized Approach for the measurement of credit and market risks and the Basic Indicator Approach for the measurement of operational risk. In the measurement of risk-weighted assets on account of credit risk, degrees of credit risk expressed as a percentage weighting have been assigned to various balance sheet asset items and off-balance sheet items. The credit equivalent value of off-balance sheet items is determined by applying conversion factors to the notional amount of the off-balance sheet items. The value of each item is multiplied by the relevant risk weight (and conversion factor for off-balance sheet items) to produce risk-adjusted values of assets and off-balance sheet items. Consumer credit exposures attract a risk weight of 125.0% and exposures meeting the qualifying criteria of regulatory retail, defined by the Reserve Bank of India, attract a risk weight of 75.0%. Loans secured by residential property attract a differential risk weight ranging from 50.0% to 100.0% based on the size of the loan and the loan-to-value ratio, except for residential loans of Rs. 7.5 million and above, which attract a risk weight of 125%, irrespective of the loan-to-value ratio. Further, restructured housing loans are required to be risk weighted with an additional risk weight of 25.0%. Credit exposures to rated corporations other than specified categories such as commercial real estate, non-deposit taking systemically important non-banking finance companies, venture funds and capital markets, are risk weighted based on the external credit ratings at a facility level, with the risk weight ranging from 20% to 150% and unrated corporate exposures being risk weighted at 100%. Credit exposures to commercial real estate and non-deposit taking systemically important non-banking finance companies are risk weighted at 100.0%, exposures to capital markets are risk weighted at 125% and exposures to venture capital funds are risk weighted at 150.0%. Capital requirements for market risk are applicable to the trading book exposure (including derivatives) and securities included in the available-for-sale category. Capital requirements for operational risk are computed based on a 15% of average of gross income for the previous three financial years.

The Reserve Bank of India has issued a timetable for the migration of Indian banks to the advanced approaches of the Basel II framework in India. As per the timelines set, banks intending to migrate to the Internal Models Approach for market risk and the standardized approach for operational risk are required to apply to the Reserve Bank of India after April 1, 2010. Banks intending to migrate to the Advanced Measurement Approach for operational risk and internal ratings based approaches for credit risk, are required to apply to the Reserve Bank of India after April 1, 2012. Additionally, in December 2011, the Reserve Bank of India issued guidelines on the internal ratings-based approach for calculation of capital charge for credit risks. Some of the recommendations include maintaining loss given default below 65% and treating restructured assets as non-performing assets for capital adequacy purposes. ICICI Bank is in the process of implementing various projects for migrating to the advanced approaches of Basel II.

Under the Pillar 2 norms, banks are required to develop and put in place, with the approval of their boards, an Internal Capital Adequacy Assessment Process commensurate with their size, level of complexity, risk profile and scope of operations. The Reserve Bank of India has also issued guidelines on stress testing to advise banks to put in place appropriate stress testing policies and frameworks, including “sensitivity tests” and “scenario tests”, for the various risk factors, the details and results of which are included in the Internal Capital Adequacy Assessment Process.

Under the Pillar 3 norms, banks must make a set of disclosures on their capital adequacy and risk management framework.

In order to strengthen the resilience of the banking sector to potential future shocks, together with ensuring adequate liquidity in the banking system, the Basel Committee on Banking Supervision issued consultative documents on capital and liquidity (also known as “Basel III” proposals) on December 17, 2009. Following a consultation phase on these proposals, the final set of Basel III rules was issued on December 16, 2010. The Basel Committee on Banking Supervision has stipulated a phased implementation of the Basel III framework between January 1, 2013 and January 1, 2019. See also “Operating and Financial Review and Prospects—Capital Resources—Impending regulatory developments associated with capital adequacy—Basel III”.

In May 2012, the Reserve Bank of India issued guidelines on the Basel III capital regulations. The guidelines require Indian banks to maintain a minimum common equity tier I capital ratio of 5.5% of risk weighted assets, a minimum tier I capital ratio of 7.0% of risk weighted assets and a minimum overall capital adequacy ratio of 9.0%. The guidelines also stipulate a capital conservation buffer of 2.5% of risk weighted assets comprised of common equity and a minimum tier I leverage ratio of 4.5%. The guidelines further require a “corresponding deduction approach” for investments in financial subsidiaries, which means that a deduction should be applied to the same component of capital for which the capital would qualify if it was issued by the bank itself. Implementation of the guidelines would begin from January 1, 2013 and it would be fully implemented by March 31, 2018. The guidelines also stipulate that non-equity tier I and tier II capital should have loss absorbency characteristics, which require them to be written down or converted into common equity at a pre-specified trigger event. Capital instruments that no longer qualify as non-common equity tier I or tier II capital will be phased out beginning January 1, 2013, with their recognition capped at 90% from January 1, 2013 and reduced by 10 percentage points in subsequent years. See also “Operating and Financial Review and Prospects—Capital Resources—Impending regulatory developments associated with capital adequacy—Basel III”.

Loan Loss Provisions and Non-Performing Assets

The Reserve Bank of India issued consolidated instructions and guidelines until June 30, 2012 relating to income recognition, asset classification and provisioning standards in the Master Circular - Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances dated July 1, 2012. These guidelines are revised from time to time. Similarly, the Reserve Bank of India consolidated all instructions and guidelines until June 30, 2012 relating to valuation of investments in Master Circular — Prudential Norms for Classification, Valuation and Operation of Investment Portfolio by Banks dated July 1, 2012. These guidelines are also revised from time to time.

The principal features of the Reserve Bank of India guidelines, which have been implemented with respect to our loans, debentures, lease assets, hire purchases and bills in our Indian GAAP financial statements, are set forth below.

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

An account is treated as “out-of-order” if the outstanding balance remains continuously in excess of the approved drawing limit. In circumstances where the outstanding balance in the principal operating account is less than the approved drawing limit, but (i) there are no credits continuously for a period of 90 days as of the date of the balance sheet of the bank or (ii) the credits are not sufficient to cover the interest debited during the same period, these accounts are treated as “out-of-order”.

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

Restructured Loans

The Reserve Bank of India also has separate guidelines for restructured loans. A fully secured standard loan can be restructured by rescheduling the principal repayment and/or the interest element, but must be separately disclosed as a restructured loan. The amount of diminution, if any, in the fair value of the loan, measured in present value terms, is either written off or provided for to the extent of the diminution involved. There are some categories of advances that are not eligible for classification as a standard asset upon restructuring. These include consumer and personal loans, advances classified as capital market exposures and commercial real estate exposures. Similar guidelines are applicable to sub-standard and doubtful assets. The sub-standard accounts that have been subjected to restructuring, whether in respect of principal installment or interest amount, by whatever modality, are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period. The Reserve Bank of India has specific sections concerning debt-restructuring mechanisms for small and medium enterprises in its guidelines on restructuring of loans by banks issued on August 27, 2008. In fiscal 2009, due to the extraordinary economic circumstances, modifications to guidelines on restructuring of loans covering all categories of loans were issued. The modified guidelines applied until June 30, 2009 and included measures such as allowing second restructurings of loan exposures, permitting restructuring of commercial real estate exposures, and disclosing in the annual report restructuring proposals received, implemented and under consideration during the year.

In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivatives contract receivables overdue for ninety days or more as non-performing assets.

In March 2010, the Reserve Bank of India issued standards for the restructuring of advances for infrastructure and non-infrastructure projects classified as projects under implementation. With respect to infrastructure projects, a loan would be classified as non-performing if they fail to commence commercial operations within two years from the documented date of commencement, unless restructured during the period. With respect to non-infrastructure projects, a loan would be classified as non-performing if the projects fail to commence commercial operations within six months from the documented date of commencement, unless it has been restructured during the period. Any extension of the date of commencement for commercial operations would be treated as restructuring of the account. However, real estate projects do not have the benefit of an extension from the documented date of commencement and are classified as non-performing if the project does not commence by the specified date.

In July 2012, the Reserve Bank of India released the report of the working group, which recommended that over a period of time, restructured loans (other than in the infrastructure sector) should be classified as non-performing and the provisioning and capital adequacy requirements applicable to non-performing assets should be applied to such loans. The report also recommends a phased increase in the general provisioning requirement on restructured standard assets from the present level of 2.0% to 5.0%, prescribing a ceiling on the conversion of debt into preference/equity shares, increasing the amount of owner haircuts required in restructurings of large exposures and requiring enhanced restructuring disclosure requirements for banks.

To put in place an institutional mechanism for the restructuring of corporate debt, the Reserve Bank of India has devised a corporate debt restructuring system. See “Overview of the Indian Financial Sector—Recent Structural Reforms—Corporate Debt Restructuring Forum”.

Provisioning and Write-Offs

Provisions under Indian GAAP are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

•
Standard Assets: A general provision of 0.40% is required, except in the case of direct advances to the agricultural and small and medium enterprise sectors, for which a provision of 0.25% applies. On November 5, 2009, the Reserve Bank of India increased general provisioning requirements for advances to commercial real estate classified as standard assets from 0.40% to 1.00%. From December 2010, the standard asset provisioning requirement was increased to 2.0% on housing loans, where such loans are made at comparatively lower interest rates for the first year of the loan, after which the rates are reset at higher rates. In May 2011, the Reserve Bank of India increased the provision for restructured non-performing advances that are upgraded to standard assets from 0.25-1.0% to 2.0% in the first year of upgradation.

•
Sub-Standard Assets: A general provision of 15.0% of the total outstanding is required with effect from May 2011. This was an increase over the earlier requirement of 10.0% through fiscal 2011. However, unsecured exposures, which are identified as sub-standard, attract an additional provision of 10.0%, i.e., a total of 25.0% on the outstanding balance.

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

•
Restructured Loans: Until August 2008, a provision equal to the difference between the present value of the future interest as per the original loan agreement and the present value of future interest on the basis of rescheduled terms at the time of restructuring was required to be made. For loans restructured after August 2008, a provision equal to the difference between the fair value of the loan before and after restructuring is required to be made. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged on the loan on restructuring and the principal. Both sets of cash flows are discounted by the bank’s benchmark prime lending rate or base rate, whichever is applicable to the borrower, as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring. In May 2011, the Reserve Bank of India announced that restructured accounts classified as standard advances would attract a provision of 2.0% in the first two years from the date of restructuring.

In June 2006, the Reserve Bank of India issued prudential norms on creation and utilization of floating provisions (i.e., provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The norms state that floating provisions can be used only for contingencies under extraordinary circumstances for making specific provisions against non-performing accounts after obtaining approval from the board of directors and with the prior permission of the Reserve Bank of India. Floating provisions for advances and investments must be held separately and cannot be reversed by credit to the profit and loss account. Until utilization of such provisions, they can be netted off from gross non-performing assets to compute the net non-performing assets. Alternatively, floating provisions could be treated as part of tier II capital within the overall ceiling of 1.25% of total risk-weighted assets for inclusion of general provisions and loss reserves in tier II capital. Floating provisions do not include specific voluntary provisions made by banks for advances which are higher than the minimum provision stipulated by the Reserve Bank of India guidelines. The banks have the choice between deducting their existing floating provisions from gross non-performing assets to arrive at net non-performing assets or reckon it as part of tier II capital subject to the overall ceiling of 1.25% of total risk weighted assets.

In October 2009, the Reserve Bank of India advised Indian banks to increase their total provisioning coverage ratio, including floating provisions and prudential/technical write-offs, to 70% by September 30, 2010. The Reserve Bank of India allowed the banks to include prudential/technical write-off in both the gross non-performing assets and the provisions held in the calculation of provisioning coverage ratio. The Reserve Bank of India permitted us to achieve the stipulated level of provisioning coverage of 70% in a phased manner by March 31, 2011. We reached the required 70% in December 2010. In April 2011, the Reserve Bank of India stipulated that banks would be required to maintain their provisioning coverage ratios with reference to their gross non-performing assets position at September 30, 2010 and not on an ongoing basis. Also, the Reserve Bank of India further clarified that any surplus provisioning should not be written back but should be segregated into a “countercyclical provisioning buffer” and that banks will be allowed to use this buffer to make specific provisions for non-performing assets during a system-wide downturn. See also “Risk Factors—Risks Relating to Our Business—Further deterioration of our non-performing asset portfolio combined with recent Reserve Bank of India requirements that all Indian banks increase their provisioning coverage as a percentage of gross non-performing assets could adversely affect our business”.

To limit the volatility of loan loss provisioning over the course of an economic cycle, the Reserve Bank of India released a discussion paper on a dynamic loan loss provisioning framework in March 2012. The framework proposes to replace the existing general provisioning standards and recommends that banks make provisions on their loan book every year based on historical loss experience in various categories of loans. In years where the bank’s actual provisions is higher than the computed dynamic provisions requirement, the bank can draw down from existing dynamic provisions to the extent of the difference, subject to the retention of a specified minimum level of dynamic provisions.

Guidelines on Sale and Purchase of Non-performing Assets

In order to provide banks with options to resolve their non-performing assets, the Reserve Bank of India issued guidelines on the sale and purchase of non-performing assets among banks, financial institutions and non-bank finance companies in July 2005. As per these guidelines, the board of directors of the bank must establish a policy for the purchase and sale of non-performing assets. Purchases and sales of non-performing assets must be without recourse to the seller and on a cash basis, with the entire consideration being paid upfront. An asset must have been classified as non-performing for at least two years by the seller to be eligible for sale. The purchasing bank must hold the non-performing asset on its books for at least 15 months before it can sell the asset to another bank. The asset cannot be sold back to the original seller.

In October 2007, the Reserve Bank of India issued guidelines regarding valuation of non-performing assets being put up for sale. Banks have been instructed to calculate the net present value of the estimated cash flows associated with the realizable value of the available asset net of the cost of realization. The sale price should not be lower than the net present value. The Reserve Bank of India has instructed banks to follow the same procedure in case where a settlement is reached with the party that had defaulted on the non-performing asset.

Guidelines Relating to Use of Recovery Agents by Banks

In April 2008, the Reserve Bank of India issued guidelines for banks engaging recovery agents. The Reserve Bank of India has asked banks to put in place a due diligence process for the engagement of recovery agents, structured to cover individuals involved in the recovery process. Banks are expected to communicate details of recovery agents to borrowers and have in place a grievance redressal mechanism pertaining to the recovery process. The Reserve Bank of India has advised banks to initiate a training course for current and prospective recovery agents to ensure prudent recovery practices.

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The Securitization Act, also known as the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act), provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on a ‘without recourse’ basis only. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangements, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale. The banks selling financial assets should ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. In April 2010, amendments were made to the Securitization Companies and Reconstruction Companies (Reserve Bank) Guidelines, 2003, wherein the period for realization of assets acquired by securitization and reconstruction companies was extended from five years to eight years. Securitization and reconstruction companies must invest and hold a minimum 5% stake of the outstanding amount of security receipts issued under each scheme until redemption. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Legislative Framework for Recovery of Debts Due to Banks”.

Regulations Relating to Making Loans

The provisions of the Banking Regulation Act govern the making of loans by banks in India. The Reserve Bank of India also issues directions covering the loan activities of banks. These directions and guidelines issued by the Reserve Bank of India have been consolidated in Master Circular — Loans and Advances — Statutory and Other Restrictions dated July 1, 2012. These guidelines and directions are revised from time to time by the Reserve Bank of India. Some of the major guidelines of the Reserve Bank of India pertain to bank loans to non-bank finance companies and to priority sectors, in addition to banks’ lending rates, base rates and loans against shares.

Banks are free to determine their own lending rates but each bank must disclose its base rate. The base rate, which takes into consideration all elements of lending rates that are common across borrowers, replaced the benchmark prime lending rate as the standard on July 1, 2010. The base rate is the minimum rate for all loans; banks are not permitted to lend below the base rate except for Differential Rate of Interest advances, loans to banks’ own employees and loans to banks’ depositors against their own deposits. Accordingly, the earlier stipulation of the benchmark prime lending rate as the ceiling rate for loans of up to Rs. 200,000 has been withdrawn. Banks are permitted to arrive at the base rate for a specific tenor that would be needed to be disclosed transparently. Further, banks are permitted to determine their final lending rates on loans and advances with reference to the base rate and by including such other customer specific charges as they consider appropriate. Until such time that loans linked to the benchmark prime lending rate exists, banks must announce both the benchmark prime lending rate and the base rate.

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

Directed Lending

Priority Sector Lending

The Reserve Bank of India issues guidelines on lending to priority sectors which are summarized in the master circular on Lending to Priority Sector. The guidelines require commercial banks to lend a certain percentage of their net bank credit to specific sectors (the priority sectors), such as agriculture, micro and small enterprises, micro-credit, education and housing finance. The target for total priority sector advances is set at 40.0% of adjusted net bank credit (which is net bank credit plus those investments made by banks in non-statutory liquidity bonds that are included in the held-to-maturity category minus recapitalization bonds floated by the government) or of the credit equivalent amount of off-balance sheet exposure, whichever is higher as of March 31 of the previous fiscal year. Of the total priority sector advances, agricultural advances are required to be 18.0% of adjusted net bank credit and advances to weaker sectors are required to be at 10.0% of the adjusted net bank credit. Additionally, 1.0% of the previous year’s total advances outstanding is required to be lent under the Differential Rate of Interest scheme. Advances to the agricultural sector are further divided into “direct lending,” with a target of 13.5% of adjusted net bank credit, and “indirect lending,” with a target of 4.5% of adjusted net bank credit. The guidelines have capped eligible direct agriculture finance to non-individuals (i.e., partnership firms, corporations and institutions) at Rs. 10 million per borrower. One-third of loans in excess of Rs. 10 million per borrower would also be considered as direct finance while the remaining two-thirds would constitute indirect finance. The limit on housing loans eligible for priority sector lending is Rs. 2.5 million per borrower. Loans granted to housing finance companies for on-lending for housing up to Rs. 2.0 million of each loan may be classified as priority sector loans.

Banks falling short of their priority sector lending targets are required to contribute amounts equivalent to the shortfall to specific funds like the Rural Infrastructure Development Fund, established by the National Bank for Agriculture and Rural Development, or funds with other financial institutions. The allocation of amounts among the banks is decided by the Reserve Bank of India. The contribution is made by subscribing to bonds issued with a maturity of up to seven years. The interest rates on these contributions are periodically established depending on the bank rate. In fiscal 2012, the bank rate, which is linked to the repo rate, was set 100 basis points above the repo rate.

In February 2011, the Reserve Bank of India issued guidelines excluding loans sanctioned to non-banking finance companies which are then lent onwards to individuals and entities with gold jewelry as collateral, from classification as direct agriculture lending under priority sector requirements. Similarly, investments made by banks in securitized assets originated by non-banking finance companies, where the underlying assets were loans against gold jewelry, and the purchase/assignment of a gold loan portfolio from non-banking finance companies were also made ineligible for classification under agriculture sector lending. In May 2011, the Reserve Bank of India issued guidelines declassifying fresh loans to non-banking finance companies for on-lending to individuals from priority sector effective from April 1, 2011. However, loans to microfinance institutions, including non-banking finance companies operating as microfinance companies prior to April 1, 2011, for on-lending to individuals continue to be eligible for classification under the priority sector category.

Prior to the merger, the advances of ICICI were not subject to the priority sector lending requirement, which only applies to banks. Pursuant to the terms of the Reserve Bank of India’s approval of the merger, we were required to maintain a total of 50.0% of our domestic adjusted net bank credit on the residual portion of our advances (i.e., the portion of our total advances excluding advances of ICICI) in the form of priority sector advances. This additional requirement of 10.0% by way of priority sector advances applies until such time as the aggregate priority sector advances reach a level of 40.0% of our total adjusted net bank credit. In fiscal 2012, the Reserve Bank of India stipulated that the Bank will be required to extend 38.5% of its adjusted net bank credit (including the advances of ICICI) to priority sectors and achieve the target of 40.0% of adjusted net bank credit beginning fiscal 2013.

In July 2012, the Reserve Bank of India released revised guidelines on priority sector lending. The revised guidelines maintained the overall priority sector lending target of 40% of adjusted net bank credit, and also the sub-target of 18.0% towards agriculture lending. With a view to increase direct bank lending to farmers, self-help groups and joint liability groups, loans to corporations engaged in agriculture and allied activities was classified under indirect agriculture lending. Lending to a small or micro enterprise in the services sector was capped at Rs. 10 million. The guidelines also stipulate that investments by banks in securitized assets, outright purchases of loans and assignments would be eligible for classification under priority sector if the underlying assets themselves qualified for such treatment. Also, the interest rates charged to ultimate borrowers by the originating entities in such transactions was capped for such transactions to be classified as priority sector. Further, the priority sector target for foreign banks with 20 or more branches in India were brought on par with domestic banks with their target increasing from 32% of adjusted net bank credit to 40%.

Export Credit

The Reserve Bank of India also requires commercial banks to make loans to exporters at concessional rates of interest. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This target is in addition to the priority sector lending mandate of 40.0% of adjusted net bank credit. We provide export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies.

Credit Exposure Limits

As a prudential measure aimed at better risk management and avoidance of concentration of credit risks, the Reserve Bank of India has prescribed credit exposure limits for banks and long-term lending institutions in respect of their lending to individual borrowers and to all companies in a single group (or sponsor group). These measures are consolidated in the Reserve Bank of India’s master circular on exposure norms dated July 1, 2012. The limits currently set by the Reserve Bank of India are as follows:

•
The exposure ceiling for a single borrower is 15.0% of capital funds and group exposure limit is 40.0% of capital funds. In case of financing for infrastructure projects, the exposure limit to a single borrower may be extended by another 5.0% (i.e., up to 20.0% of capital funds) and the group exposure limit may be extended by another 10.0% (i.e., up to 50.0% of capital funds). Effective May 29, 2008, the exposure limit in respect of single borrower was raised to 25.0% of capital funds for oil companies that were issued oil bonds. Banks may, in exceptional circumstances, with the approval of their board of directors, consider enhancement of the exposure to a borrower up to a maximum of further 5.0% of capital funds, subject to the borrower consenting to the banks making appropriate disclosures in their annual reports.

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

Limits on Exposure to Non-banking Finance Companies

The guidelines restrict each bank’s holding in non-banking finance companies, excluding asset financing and infrastructure financing companies, to 10.0% of the bank’s capital funds as per the last audited balance sheet. Exposure to non-banking asset finance companies and infrastructure finance companies has been restricted to 15.0% of bank’s capital funds. The limit may be increased to 15.0% and 20.0% respectively provided that the excess exposure is on account of funds lent by the non-banking financial company to infrastructure sectors.

Regulations Relating to Investments and Capital Market Exposure Limits

The Reserve Bank of India guidelines on capital market exposures stipulate that a bank’s exposure to capital markets in all forms (both fund based and non-fund based) by way of investments in shares, convertible bonds/debentures, units of equity oriented mutual funds, loans against shares, and secured and unsecured advances to stock brokers, should not exceed 40% of its net worth on both a standalone and consolidated basis as of March 31 of the previous year. Within this overall limit, direct investments in shares, convertible bonds/debentures, and units of equity oriented mutual funds and all exposures to venture capital funds have been restricted to 20.0% of their net worth on both a standalone and consolidated basis. Further, in July 2011, the Reserve Bank of India stipulated that a bank’s investments in liquid schemes of debt oriented mutual funds are subject to a prudential cap of 10.0% of the bank’s net worth as of March 31 of the previous year. The above guidelines are also applicable at a consolidated level.

Investment by banks in specified instruments which are issued by other banks or financial institutions and are eligible for capital status for the investee bank/financial institution should not exceed 10% of the investing bank's capital funds (tier I plus tier II). Further, the banks/financial institutions should not acquire any fresh stake in a bank's equity shares, if by such acquisition, the investing bank's or financial institution's holding exceeds 5% of the investee bank's equity capital. The guideline requires banks to obtain prior approval of the Reserve Bank of India for equity investment in a company engaged in the financials sector and such investments are held under the held-for-trading category.

The Reserve Bank of India has issued detailed guidelines on investments by banks in non-statutory liquidity ratio securities. These guidelines apply to primary market subscriptions and secondary market purchases. Pursuant to these guidelines, banks are prohibited from investing in non-statutory liquidity ratio securities with an original maturity of less than one year, other than commercial paper and certificates of deposits. Banks are also prohibited from investing in unrated securities. A bank’s investment in unlisted non-statutory liquidity ratio securities may not exceed 10.0% of its total investment in non-statutory liquidity ratio securities at the end of the preceding fiscal year. However, the bank’s investments in unlisted non-statutory liquidity ratio securities may exceed the 10.0% limit by an additional 10.0%, provided the investment is in securitization papers issued for infrastructure projects and bonds/debentures issued by securitization companies and reconstruction companies set up under the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 and registered with the Reserve Bank of India. In December 2007, the Reserve Bank of India permitted banks to invest in unrated bonds of corporations engaged in infrastructure activities within the ceiling of 10.0% for unlisted non-statutory liquidity ratio securities in order to encourage flow of credit to infrastructure sector.

The Reserve Bank of India has also issued guidelines on investments in subsidiaries and other companies, including investments in non-financial services companies. According to the guidelines, equity investments by a bank in a subsidiary company or other financial services company cannot exceed 10.0% of the bank’s paid-up share capital and reserves. Equity investment by banks in non-financial services companies is capped at 10.0% (as opposed to an earlier cap of 30.0%) of the investee company’s paid-up share capital. Equity investments in non-financial services companies at the group level, including investments by the bank’s subsidiaries, cannot exceed 20% of the investee company’s paid-up share capital. Also, overall equity investments by a bank, including investments in its subsidiaries and other companies, cannot exceed 20.0% of the bank’s paid-up share capital and reserves.

Further, the total investment by banks in liquid or short term debt schemes of mutual funds with weighted average maturity of portfolio of not more than one year will be subject to a prudential cap of 10% of their net worth as on March 31 of the previous year.

In July 2011, the Reserve Bank of India issued guidelines on risk-weighting banks’ investments in paid up equity of financial entities exempted from capital market exposure, effective from January 1, 2012. The entities exempted include institutions constituting crucial financial infrastructure, such as stock exchanges, commodity exchanges and depositories. The Reserve Bank of India assigned a 125% risk weight on all investments by a bank in the paid-up equity of such entities. With this mandate, the risk weight on all capital market exposures has been brought at par.

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

•
The held to maturity category can include statutory liquidity ratio securities up to 25% of the demand and time liabilities and certain non-statutory liquidity ratio securities, including fresh re-capitalization bonds received from the government of India towards re-capitalization requirement and held in the investment portfolio, fresh investment in the equity of subsidiaries and joint ventures, Rural Infrastructure Development Fund/Small Industries Development Board of India/Rural Housing Development Fund deposits and investment in long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. From December 18, 2010, the Reserve Bank of India reduced the statutory liquidity ratio from 25% to 24%. On July 31, 2012, the Reserve Bank of India reduced the statutory liquidity ratio to 23.0%.

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

•
Investments may be shifted from or to held-to-maturity with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available-for-sale to held for trading may be done with the approval of the board of directors, the Asset Liability Management Committee or the Investment Committee; shifting from held for trading to available-for-sale is generally not permitted. Since August 2010, the Reserve Bank of India has mandated that, with regards to sales and transfers of securities from or to the held-to maturity category, if the value of sales exceeds 5% of the book value of the investment held in the held-to-maturity category at the beginning of the year, the market value of the investment will have to be disclosed in the notes to the financial accounts in the annual report along with the excess book value over market value for which a provision was not made.

•
Banks are permitted to exceed the limit of 24.0% of total investments for the held-to-maturity category provided the excess comprises only statutory liquidity ratio securities and the aggregate of statutory liquidity ratio investments in the held-to-maturity category do not exceed 24.0% of the demand and time liabilities. The Reserve Bank of India had reduced the statutory liquidity ratio from 25.0% to 24.0% since December 18, 2010. On July 31, 2012, the Reserve Bank of India reduced the statutory liquidity ratio to 23.0%.

Held-to-maturity securities need not be marked to market and are carried at acquisition cost, unless it is more than the face value, in which case the premium should be amortized over the period remaining to maturity.

Investments under available-for-sale category are marked to market at quarterly intervals and held for trading securities valued at market at monthly intervals. Depreciation or appreciation for each basket within the available-for-sale and held for trading categories is aggregated. Net appreciation in each basket, if any, which is not realized, is ignored, while net depreciation is provided for.

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

In June 2008, the Reserve Bank of India issued revised guidelines for the valuation of non-statutory liquidity ratio securities, requiring banks to value such securities issued by the government of India at a spread of 25 basis points above the corresponding yield on government of India securities from an earlier spread of 50 basis points above the corresponding yield on government of India securities.

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

Prohibition on Short-Selling

The Reserve Bank of India permits scheduled commercial banks and primary dealers to undertake short sale of central government dated securities, subject to the short position being covered within a maximum period of five trading days, including the day of trade. The short positions shall have to be covered only by outright purchase of an equivalent amount of the same security.

Introduction of Credit Default Swaps for Corporate Bonds

In fiscal 2012, the Reserve Bank of India introduced credit default swaps on corporate bonds. Banks are allowed to undertake such transactions, both as market makers as well as users. Commercial banks will be eligible to act as market makers provided they fulfill the criteria of a minimum 11.0% capital adequacy ratio with a tier I ratio of at least 7%, and a net non-performing assets ratio of less than 3.0%. Credit default swaps are only allowed on listed corporate bonds and unlisted but rated bonds of infrastructure companies. Banks’ net credit exposures on account of credit default swaps cannot exceed 10.0% of the investment portfolio of unlisted/unrated bonds.

Subsidiaries and Other Financial and Non-Financial Sector Investments

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

Under Reserve Bank of India guidelines a bank’s equity investments by a bank in a subsidiary company, or a financial services company (including a financial institution, a stock or other exchange or a depository)  which is not a subsidiary should not exceed 10% of the bank's paid-up share capital and reserves and the total investments made in all subsidiaries and all non-subsidiary financial services companies should not exceed 20% of the bank's paid-up share capital and reserves. However, the cap of 20% does not apply, nor is the prior approval of the Reserve Bank of India is required, if investments in financial services companies are held under the 'held for trading' category, and are not held beyond 90 days.

Under Reserve Bank of India regulation, a bank’s equity investment in companies engaged in non-financial services activities are subject to a limit of 10% of the investee company's paid-up share capital or 10% of the bank's paid-up share capital and reserves, whichever is less. For the purpose of this limit, equity investments held under the 'held for trading' category are included. Equity investments in any non-financial services company held by a bank; or entities which are bank's subsidiaries, associates or joint ventures; and mutual funds managed by asset management companies controlled by the bank should in the aggregate not exceed 20% of the investee company's paid up share capital. Any investment by a bank in excess of 10% of the investee company's paid-up share capital, but not exceeding 30%, requires the approval of the Reserve Bank of India.

A bank holding may hold equity in excess of 10% of a non-financial services investee company's paid-up capital without the prior approval of the Reserve Bank of India if the additional acquisition is made through a restructuring or corporate debt restructuring, or is acquired by the bank in order to protect its interest on loans/investments made in a company. However, banks have to submit to the Reserve Bank of India a time bound action plan for disposal of such shares within a specified period.

Further, a bank's equity investments in subsidiaries and other entities that are engaged in financial services activities, together with equity investments in entities engaged in non-financial services activities should not exceed 20% of the bank's paid-up share capital and reserves. The cap of 20% would not apply for investments classified under 'held for trading' category and which are not held beyond 90 days. The Reserve Bank of India has clarified that investment in overseas banking subsidiaries can be excluded from the above 20% limit. In August 2006, the Reserve Bank of India issued guidelines that included banks’ investments in venture capital funds in this limit.

Regulations Relating to Securitization of Loans

With a view to developing an orderly and healthy securitization market, and ensuring alignment of originators and investors’ interests, the Reserve Bank of India issued guidelines on securitization in May 2012. Under the guidelines, all on-balance sheet standard assets are eligible for securitization, except for revolving credit facilities, mortgage backed securities and asset backed securities. Loans must also meet a minimum holding period requirement, based on the maturity and repayment frequency of the loan, in order to be eligible for securitization. A minimum retention requirement is prescribed to ensure that the originating banks have a continuing stake in the performance of the securitized assets. The total exposure of banks to the securitized loans cannot exceed 20% of the total securitized instruments, and any exposure in excess of this limit must be risk-weighted at 1111%.

Regulations Relating to Deposits

The Reserve Bank of India has permitted banks to independently determine interest rates offered on term deposits. However, banks cannot pay interest on current account deposits. Interest rates payable on savings deposits were regulated until October 2011. In May 2011, the Reserve Bank of India increased the interest rate on savings deposits from 3.5% to 4.0%. In October 2011, the Reserve Bank of India deregulated the savings account interest rate, instead applying a uniform interest rate to be paid on deposits up to Rs. 100,000 and permitting differential rates for deposits of over Rs. 100,000, depending on the amount in the account.

The Reserve Bank of India has required that payment of interest be calculated on saving bank account deposits on a daily product basis since April 1, 2010.

Domestic time deposits and rupee-denominated non-resident ordinary and non-resident rupee (NRE) accounts have a minimum maturity of seven days. Time deposits from non-resident Indians denominated in foreign currency have a minimum maturity of one year and a maximum maturity of five years.

Banks have the flexibility to offer varying rates of interests on domestic deposits of the same maturity subject to the following conditions:

•	time deposits are of Rs. 1.5 million and above; and

•	interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

Interest rates on non-resident rupee term deposits of one to three years maturity are linked to the LIBOR/SWAP rates for U.S. dollar of corresponding maturity. The rate is periodically prescribed by the Reserve Bank of India. Interest rates on non-resident rupee savings deposits are at the rate applicable to domestic savings deposits. In fiscal 2012, the Reserve Bank of India deregulated interest rates on non-resident (external) rupee deposits and ordinary non-resident accounts, allowing banks to determine the interest rates on savings and term deposits with maturities of one year and above.

With a view to increasing the availability of financial services across regions and population segments, the Reserve Bank of India has advised banks to make available a basic banking “no frills” account requiring either nil or very low minimum balances and charges that would make these accounts accessible to low-income segments of the population.

Deposit Insurance

Demand and time deposits of up to Rs. 100,000 that are accepted by Indian banks have to be insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the Reserve Bank of India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Regulations Relating to Knowing the Customer and Anti-Money Laundering

The Reserve Bank of India has prescribed comprehensive guidelines for Know Your Customer, Anti-Money Laundering and Combating Financing of Terrorism procedures since November 2004. This is in line with the recommendations made by the Financial Action Task Force on Anti-Money Laundering standards and on Combating Financing of Terrorism. These guidelines are revised from time to time, and consolidated guidelines are issued in the Reserve Bank of India’s master circulars. The objective of these guidelines is to prevent banks from being used, intentionally or unintentionally, by criminal elements for money laundering or terrorist financing activities. The guidelines cover key aspects including customer acceptance policy, customer identification procedures, monitoring of transactions and risk management. The guidelines also cover enhanced due diligence measures, appointment of principal officers, training and audit.

The Prevention of Money Laundering Act, 2002, which came into effect beginning in July 2005, seeks to prevent money laundering and also provides for the freezing and confiscation of assets concerned in money laundering/terrorism and the appointment of various authorities, including the Financial Intelligence Unit. The Act lays down the obligations of banks in maintaining records of prescribed transactions and in reporting such transactions to the Financial Intelligence Unit. It also lists out the prescriptive offences that will come under the purview of the Act. Prevention of Money-Laundering Rules have also been framed under the Act. The Act and the Rules have since been amended from time to time.

The Reserve Bank of India has simplified the Know Your Customers procedure for opening accounts for persons who intend to keep balances not exceeding Rs. 50,000 in all their accounts taken together and for whom the total credit in all accounts taken together does not exceed Rs. 100,000 in a year. This is to ensure that the implementation of the Know Your Customers guidelines does not result in the denial of banking services to those who are financially or socially disadvantaged.

Regulations on Asset Liability Management

The Reserve Bank of India’s regulations for asset liability management require banks to draw up asset-liability gap statements separately for rupee and foreign currencies for the domestic operations of the bank. These gap statements are prepared by scheduling all assets and liabilities according to the stated and anticipated repricing date, or maturity date. The statements are submitted to the Reserve Bank of India on a periodic basis. The Reserve Bank of India has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being repriced in a particular period and to place internal prudential limits on the gaps in each time period, as a risk control mechanism.

In March 2007, the Reserve Bank of India issued guidelines regarding prudential limits for inter-bank liabilities. Inter-bank liabilities of a bank cannot exceed 200.0% of its net worth as on the last day of the previous fiscal year. Individual banks have been permitted, with the approval of their boards of directors, to fix a lower limit for their inter-bank liabilities, keeping in view their business model. However, banks whose capital to risk assets ratio is at least 25% more than the minimum capital to risk assets ratio (currently 9%), i.e., 11.25% as on the last day of the previous fiscal year, are allowed a higher limit with respect to inter-bank liability of up to 300.0% of their net worth. It may be noted that the limits prescribed above would include only fund-based inter-bank liabilities within India (including inter-bank liabilities in foreign currency to banks operating within India), and inter-bank liabilities outside India are excluded. The Reserve Bank of India guidelines also stipulate that existing limits on call-money borrowing shall form a sub-limit of the above-mentioned limit. At present, on a fortnightly average basis, call/notice money borrowings should not exceed 100% of bank’s capital funds. However, banks are allowed to borrow a maximum of 125% of their capital funds on any day during a fortnight.

In October 2007, the Reserve Bank of India issued amendments to guidelines on asset liability management to improve management of liquidity by banks and to provide a stimulus for development of the term-money market. The Reserve Bank of India has advised banks to adopt a more detailed approach to the measurement of liquidity risk effective January 1, 2008 by splitting the first time period (1-14 days earlier) in the statement of structural liquidity into three time periods—next day, 2-7 days and 8-14 days. The net cumulative negative liquidity mismatches during the next day, 2-7 days, 8-14 days and 15-28 days periods should not exceed 5.0%, 10.0%, 15.0% and 20.0% of the cumulative cash outflows in the respective time periods in order to recognize the cumulative impact on liquidity. Banks have also been advised to undertake dynamic liquidity management and are required to prepare the structural liquidity statement on a daily basis. Further, since April 1, 2008, banks are required to report their liquidity gap statements on a fortnightly basis.

In November 2010, the Reserve Bank of India issued guidelines on the introduction of duration gap analysis for interest rate risk management. The guidelines are aimed at providing an indication of the interest rate risk to which the bank is exposed. The report on interest rate sensitivity as per duration gap analysis is required to be submitted on a quarterly basis with effect from June 30, 2011 and on a monthly basis with effect from April 30, 2012.

In February 2012, the Reserve Bank of India released draft guidelines on liquidity risk management and the Basel III framework on liquidity standards. The guidelines are aimed at improving the liquidity risk management framework and increasing the frequency and variety of reports submitted pertaining to liquidity risk management. Further, for implementation of the liquidity ratios prescribed under the Basel III framework, the Reserve Bank of India has also prescribed the monitoring and reporting of liquidity coverage ratio, designed to ensure that a bank maintains an adequate level of liquid assets to survive an acute stress scenario lasting one month, and net stable funding ratio, designed to ensure a minimum amount of funding that is expected to be stable over a one-year time horizon.

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

•
enter into derivative transactions and risk management activities that are incidental to our normal functions authorized under our organizational documents and as permitted under the provisions of the Banking Regulation Act.

Further, we have been permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions. Banks in the authorized dealer category may become trading or clearing members of the currency derivatives segment to be set up by stock exchanges recognized by the Securities and Exchange Board of India, subject to their fulfilling the requirements of (i) minimum net worth of Rs. 5.0 billion, (ii) minimum capital adequacy ratio of 10%, (iii) net non-performing assets not exceeding 3% and (iv) net profit for the previous three years.

Our foreign exchange operations are subject to the guidelines specified by the Reserve Bank of India in the exchange control manual. As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to foreign exchange business in India.

Authorized dealers, like us, are required to determine our limits on open positions and maturity gaps in accordance with the Reserve Bank of India guidelines and these limits are approved by the Reserve Bank of India.

In July 2010, the Reserve Bank of India permitted persons resident in India to enter into currency futures on stock exchanges.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

Foreign exchange and cross border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act. Banks are required to monitor transactions of customers based on pre-defined rules using a risk-based approach. The transaction monitoring system envisages identification of unusual transactions, undertaking due diligence on such transactions and, if confirmed as suspicious, reporting to the financial intelligence unit of the respective jurisdiction. Our transaction monitoring system is periodically reviewed and is being supplemented with appropriate anti-money laundering software technology solutions.

The Reserve Bank of India issues guidelines on external commercial borrowings from time to time. The guidelines do not permit financial intermediaries, including banks, to raise such borrowings or provide guarantees in favor of overseas lenders for such borrowings. Eligible borrowers, which are largely corporations, may raise such borrowings for investments such as the import of capital goods, in new and expansion projects, and also to meet foreign exchange needs of the infrastructure sector. The external commercial borrowing proceeds can also be utilized for overseas direct investment in joint ventures and wholly owned subsidiaries subject to the existing guidelines on Indian Direct Investment in joint ventures and wholly owned subsidiaries abroad. Utilization of external commercial borrowing proceeds is not permitted for lending, capital market investments or acquisitions in India or real estate investments (including integrated townships). Since November 2011, the all-in-cost ceiling for external commercial borrowings was fixed at LIBOR plus 350 basis points for borrowings with an average maturity period of three to five years from the earlier 300 basis points over LIBOR. For borrowings with an average maturity of over five years, the all-in-cost ceiling remains at 500 basis points over LIBOR. The limit on external commercial borrowings was enhanced in September 2011 to U.S.$750 million, from the earlier limit of U.S.$500 million. Corporations in the services sector were permitted to avail of external commercial borrowing of up to U.S.$200 million as against the earlier limit of U.S.$100 million. Also, in July 2012, the Reserve Bank of India permitted companies in the manufacturing and infrastructure sector to raise external commercial borrowings for the repayment of rupee loans availed from domestic banks, subject to their satisfying certain conditions.

Non-banking finance companies categorized as infrastructure finance companies were allowed to raise borrowings through external commercial borrowing in March 2010 and were permitted to borrow up to 50% of their owned funds under the automatic approval route in May 2010. In September 2011, a number of measures were announced to ease availability of funding to infrastructure projects through external commercial borrowing.

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

In July 2010, the Reserve Bank of India permitted take-out financing arrangements through external commercial borrowing, under the approval route, for refinancing rupee loans providing for new infrastructure projects, including sea ports, airports, roads, bridges and the power sector.

Further, in December 2011, microfinance institutions were allowed to raise external commercial borrowings of up to US$10.0 million during a year.

In fiscal 2012, following the sharp depreciation in the Rupee, the Reserve Bank of India issued several guidelines to provide support to the currency. With regard to export earners foreign currency accounts, the Reserve Bank of India required that 50% of the balances in such accounts be converted immediately into Rupee balances and credited to the Rupee accounts. Also, only 50% of all future foreign exchange earnings could be retained in the export earners foreign currency account and access to foreign exchange markets was allowed only after utilizing the available balances in these accounts. Further, the net overnight open position limit of authorized dealers in the exchanges for trading currency futures and options was set at US$ 100 million or 15% of the outstanding open interest, whichever is lower.

Foreign Currency Borrowings by Banks in India

The Reserve Bank of India has allowed banks to borrow funds from their overseas branches and correspondent banks (including borrowings for financing export credit, external commercial borrowings and overdrafts from their head office/nostro account) up to a limit of 50.0% of unimpaired tier I capital or U.S.$10 million, whichever is higher, as against the earlier overall limit of 25.0% (excluding borrowings for financing export credit). However, short-term borrowings up to a period of one year or less should not exceed 20.0% of unimpaired tier I capital within the overall limit of 50.0%.

All the regulations and guidelines issued by the Reserve Bank of India, as amended from time to time, in connection with foreign currency borrowings by banks in India have been consolidated in the Master Circular on Risk Management and Inter-Bank Dealings dated July 1, 2012. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches or correspondents abroad and also includes overseas borrowings in gold for funding domestic gold loans. Capital funds raised by issue of innovative perpetual debt instruments and other overseas borrowings with the specific approval of the Reserve Bank of India will continue to be outside the limit of 50.0% of unimpaired tier I capital.

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

The cash reserve ratio was revised to 4.75% in March 2012, a reduction of 75 basis points. Effective April 13, 2007 the Reserve Bank of India does not pay any interest on cash reserve ratio balances.

The cash reserve ratio has to be maintained on an average basis for a fortnightly period and should not be below 70.0% of the required cash reserve ratio on any day of the fortnight.

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of India from time to time, and must be a minimum of 24.0% and a maximum of 40.0% pursuant to section 24 of the Banking Regulation Act. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act”. With effect from December 18, 2010, the Reserve Bank of India had reduced the statutory liquidity ratio from 25% to 24%. In its first quarter review on July 31, 2012, the Reserve Bank of India reduced the statutory liquidity ratio to 23.0%.

Ownership Restrictions

The government of India regulates foreign ownership in Indian banks. The total foreign ownership in a private sector bank, like us, cannot exceed 74.0% of the paid-up capital, and shares held by foreign institutional investors under portfolio investment schemes through stock exchanges cannot exceed 49.0% of the paid-up capital.

The Reserve Bank of India’s acknowledgement is required for the acquisition or transfer of a bank’s shares which will take the aggregate holding (direct and indirect, beneficial or otherwise) of an individual or a group to the equivalent of 5.0% or more of the bank’s total paid up capital. The Reserve Bank of India, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. In determining whether the acquirer or transferee is fit and proper to be a shareholder, the Reserve Bank of India may take into account various factors including, but not limited to, the acquirer or transferee’s integrity, reputation and track record in financial matters and compliance with tax laws, proceedings of a serious disciplinary or criminal nature against the acquirer or transferee and the source of funds for the investment.

The Reserve Bank of India issued guidelines on ownership and governance in private sector banks in February 2005. The key provisions of the guidelines on ownership are:

•
No single entity or group of related entities would be permitted to directly or indirectly hold or control more than 10.0% of the paid up equity capital of a private sector bank and any higher level of acquisition would require the Reserve Bank of India’s prior approval;

•
In respect of corporate shareholders, the objective will be to ensure that no entity or group of related entities has a shareholding in excess of 10.0% in the corporate shareholder. In the case of shareholders that are financial entities, the objective will be to ensure that it is widely held, publicly listed and well regulated;

•	The Reserve Bank of India may permit a higher level of shareholding in the case of the restructuring of problem banks or weak banks or in the interest of consolidation in the banking industry;

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

A legislation has been introduced in the Parliament to amend the Banking Regulation Act making the prior approval of the Reserve Bank of India mandatory for the acquisition of more than 5.0% of a banking company’s paid up capital or voting rights by any individual or firm or group. Approval of this amendment is still awaited.

In February 2009, the government of India issued guidelines for calculation of total foreign investment, both direct and indirect, in Indian companies. Pursuant to this guideline, the foreign shareholding in an Indian company which is not majority owned and controlled by Indian shareholders will be taken into account in computing the foreign shareholding in investee companies of such Indian company (other than investee companies in the insurance sector, for which there are separate specific regulations). Since foreign ownership up to 74% is permitted in Indian private sector banks, such as us, this would impact investments made by Indian private sector banks, including us, and their subsidiaries, in other companies. This would also require assessment of whether any of the Indian shareholders are to be reckoned for purposes of adherence to the foreign ownership limit of 74%. This does not, however, impact our investments in our insurance subsidiaries. We have sought clarification from the Department of Industrial Policy and Promotion on our status and that of our subsidiaries under these guidelines, which are awaited.

Holding Companies

In the annual policy review for fiscal 2011, the Reserve Bank of India announced the formation of a working group, with representatives from the government, various regulatory authorities and banks, to draw a roadmap for the introduction of holding company structure. The report of the working group was released in May 2011 with key recommendations favoring a financial holding company structure for the financial sector, particularly large financial groups, with a separate regulatory framework for these holding companies.

Restrictions on Payment of Dividends

The Banking Regulation Act requires banks to completely write off capitalized expenses and transfer 20.0% of the disclosed yearly profit to a reserve account before declaring a dividend.

Banks have to comply with the following prudential requirements to be eligible to declare dividends:

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

Moratorium, Reconstruction and Amalgamation of Banks

The Reserve Bank of India can apply to the government of India for suspension of business by a banking company. The government of India, after considering the application of the Reserve Bank of India, may order a moratorium staying commencement of action or proceedings against such company for a maximum period of six months. During such period of moratorium, the Reserve Bank of India may (a) in the public interest; (b) in the interest of the depositors; (c) in order to secure the proper management of the bank; or (d) in the interests of the banking system of the country as a whole, prepare a scheme for the reconstruction of the bank or merger of the bank with any other bank. In circumstances entailing reconstruction of the bank or merger of the bank with another bank, the Reserve Bank of India invites suggestions and objections on the draft scheme prior to placing the scheme before the government of India for its approval. The central government may approve the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks.

Regulations on Mergers between Private Sector Banks and between Banks and Non-banking Finance Companies

In May 2005, the Reserve Bank of India issued guidelines on mergers between private sector banks and between banks and non-banking finance companies. The guidelines particularly emphasize the examination of the rationale for merger, the systemic benefits arising from it and the advantages accruing to the merged entity. With respect to a merger between two private sector banks, the guidelines require the draft scheme of merger to be approved by the shareholders of both banks with a two-thirds majority after approval by the boards of directors of the two banks concerned. The draft scheme should also consider the impact of merger on the valuation, profitability and capital adequacy ratio of the amalgamating bank and verify that the reconstituted board conforms to the Reserve Bank of India norms. The approved scheme needs to be submitted to the Reserve Bank of India for valuation and approval in accordance with the Banking Regulation Act, along with other documentation such as the draft document of proposed merger, copies of all relevant notices and certificates, swap ratio, share prices, etc. With respect to a merger of a bank and a non-banking company, the guidelines specify that the non-banking financial company has to comply with Know Your Customer norms for all accounts and all relevant norms issued by the Reserve Bank of India and the Securities and Exchange Board of India. The non-banking finance company should also conform to insider trading norms issued by the Securities and Exchange Board of India, whether it is listed or not, in order to regulate the promoter’s trading of shares before and after the merger discussion period.

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

Financial Stability and Development Council and Financial Sector Legislative Reforms Commission

The Indian government set up an apex-level body called the Financial Stability and Development Council in fiscal 2011. This is an independent body that oversees regulation and strengthens mechanisms for maintaining financial stability. The institution monitors macro-prudential supervision of the economy and the functioning of large financial conglomerates addresses inter-regulatory coordination issues and focuses on financial literacy and financial inclusion activities. The government has also set up a Financial Sector Legislative Reforms Commission to review the financial sector laws and to bring them in line with the requirements of the sector.

In August 2010, the parliament passed the Securities and Insurance Laws (Amendment and Validation) Bill, 2010, which provides a mechanism to settle disputes between regulators. A committee chaired by the Finance Minister, with the governor of the Reserve Bank of India as vice chairperson and chairpersons of Securities and Exchange Board of India, Insurance Regulatory and Development Authority of India, Pension Fund Regulatory of India and Development Authority and secretaries of Department of Economic Affairs and Department of Financial Services would make the final decision on such disputes.

Microfinance Institutions

A sub-committee of the Central Board of the Reserve Bank of India was established to study issues and concerns in the Indian microfinance industry and submitted its report in January 2011. The recommendations of the committee include, inter alia, margin and rate caps on loans by such institutions and transparency in interest charges. The Reserve Bank of India has accepted the broad framework recommended by the committee. In July 2011, the government released the draft Micro Financial Sector (Development and Regulation) Bill, 2011, seeking to bring all microfinance institutions under the regulation of the Reserve Bank of India. In the second quarter monetary policy review for fiscal 2012, the Reserve Bank of India accepted the recommendations of the Malegam committee report and decided to introduce a new category of non-banking financial company — microfinance institutions. These microfinance non-banking finance companies would require a minimum net worth of Rs. 50 million and a minimum capital adequacy of 15.0% of risk weighted assets, with interest on individual loans capped at 25.0% per annum with an aggregate margin cap of 12.0%.

Regulations Governing Use of Business Correspondents

To increase the outreach of banking and ensure greater financial inclusion, in January 2006 the Reserve Bank of India issued guidelines for the engagement of Business Correspondents by banks providing banking and financial services. Business Correspondents are agents engaged by banks to provide banking services at locations other than a bank branch. Business Correspondents offer a limited range of banking services at low cost, as setting up a brick and mortar branch may not be viable in all areas. Banks are required to take full responsibility for the acts of omission and commission of the Business Correspondents that they engage and to conduct due diligence for minimizing agency risks. When the Business Correspondent model was introduced in January 2006, the entities permitted to act as Business Correspondents included individuals such as retired bank employees, retired teachers, individual owners of kirana (small, independent grocery stores), medical and fair price shops and certain other individuals. The non-individual entities included Non-Government Organizations or Micro Finance Institutions set up under Societies/Trust Acts, societies registered under Mutually Aided Cooperative Societies Acts or the Cooperative Societies Acts of States, Section 25 companies and post offices. This list was eventually expanded to include Section 25 companies, provided the companies are stand-alone entities or Section 25 companies in which non-banking finance companies, banks, telecom companies and other corporate entities or their holding companies do not have holdings in excess of 10%. Also, from September 2010, banks are allowed to engage for-profit companies registered under the Indian Companies Act, 1956, excluding non-banking finance companies, as Business Correspondents in addition to the individuals/entities permitted earlier.

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

In 2006, the Indian Parliament amended the laws governing India’s public sector banks permitting these banks to issue preference shares and make preferential allotments or private placements of equity. According to current provisions private sector banks in India are not permitted to issue preference shares. Legislation has been introduced in the Parliament to amend the Banking Regulation Act to allow all banks to issue redeemable and non-redeemable preference shares. Prior to the merger, ICICI had preference share capital of Rs. 3.5 billion redeemable in 2018. The government of India, on the recommendation of the Reserve Bank of India, had granted us an exemption which allowed the inclusion of preference capital in our capital structure until the maturity of these shares. However, the Reserve Bank of India, in March 2010, issued a guideline requiring all commercial banks to treat preference shares as borrowings.

Legislation has been introduced in the Indian parliament to amend the Banking Regulation Act to remove the limit of 10.0% on the maximum voting power exercisable by a shareholder in a banking company and to allow banks to issue redeemable and non-redeemable preference shares. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act”.

Restrictions on Investments in a Single Company

No bank may hold shares, as a pledgee, mortgagee or absolute owner in any company other than a subsidiary, exceeding 30.0% of the paid up share capital of that company or 30.0% of its own paid up share capital and reserves, whichever is less. In December 2011, the Reserve Bank of India issued guidelines on banks’ investments in non-financial services companies, under which equity investment by a bank in companies engaged in non-financial services activities was limited to 10% of the investee company’s paid up share capital.

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

The Reserve Bank of India also conducts periodic on-site inspections on matters relating to the bank’s portfolio, risk management systems, internal controls, credit allocation and regulatory compliance, at intervals ranging from one to three years. We are subject to the on-site inspection by the Reserve Bank of India at yearly intervals. The inspection report, along with the report on actions taken by us, has to be placed before our Board of Directors. On approval by our Board of Directors, we are required to submit the report on actions taken by us to the Reserve Bank of India. The Reserve Bank of India also discusses the report with our management team, including the Managing Director and CEO.

The Reserve Bank of India also conducts on-site supervision of selected branches with respect to their general operations and foreign exchange related transactions.

Appointment and Remuneration of the Chairman, Managing Director and Other Directors

We are required to obtain prior approval of the Reserve Bank of India before we appoint our chairman, managing director and any other executive directors and fix their remuneration. The Reserve Bank of India is authorized to remove an appointee from the posts of chairman, managing director and other executive directors on the grounds of public interest, interest of depositors or to ensure our proper management. Further, the Reserve Bank of India may order meetings of our Board of Directors to discuss any matter in relation to us, appoint observers to such meetings and in general may make such changes to the management as it may deem necessary and may also order the convening of a general meeting of our shareholders to elect new directors. We cannot appoint as a director any person who is a director of another banking company. The Reserve Bank of India has issued guidelines on ‘fit and proper’ criteria for directors of banks. Our directors must satisfy the requirements of these guidelines.

On January 13, 2012, the Reserve Bank of India issued guidelines on the compensation of whole-time directors/chief executive officers/risk takers and control function staff of private sector and foreign banks operating in India. The guidelines include principles for effective governance of compensation, alignment of compensation with risk taking and effective supervisory oversight and engagement by stakeholders.

Penalties

The Reserve Bank of India may impose penalties on banks and its employees in case of infringement of regulations under the Banking Regulation Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment. A press release has been issued by the Reserve Bank of India giving details of the circumstances under which the penalty is imposed on the bank along with the communication on the imposition of the penalty in public domain. The banks are also required to disclose the penalty in their annual report. In April 2008, the Reserve Bank of India issued guidelines for banks engaging recovery agents. Under these guidelines, the Reserve Bank of India may ban banks from engaging recovery agents in a particular area, either jurisdictional or functional, for a limited period, in case of complaints received by the regulator regarding violation of the above guidelines and adoption of abusive practices followed by banks’ recovery agents. In case of persistent breach of above guidelines, the Reserve Bank of India may consider extending the period of ban or the area of ban. Similar supervisory action could be attracted when the High Courts or the Supreme Court pass strictures or impose penalties against any bank or its directors/officers/agents with regard to policy, practice and procedure related to the recovery process.

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

Maintenance of Records

We are required to maintain books, records and registers. The Banking Regulation Act specifically requires banks to maintain books and records in a particular manner and file the same with the Registrar of Companies on a periodic basis. The provisions for production of documents and availability of records for inspection by shareholders as stipulated under the Companies Act and the rules thereunder would apply to us as in the case of any company. The Know Your Customer Guidelines framed by the Reserve Bank of India also provide for certain records to be updated every five years. As per the Prevention of Money Laundering Act, records of a transaction are to be preserved for 10 years from the date of the transaction between a customer and a bank.

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

Regulations Governing Offshore Banking Units

The government and the Reserve Bank of India have permitted banks to set up offshore banking units in Special Economic Zones, which are specially delineated duty-free enclaves deemed to be foreign territory for the purpose of trade operations, duties and tariffs. We have an offshore banking unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai. The key regulations applicable to offshore banking units include, but are not limited to, the following:

•	No separate assigned capital is required. However, the parent bank is required to provide a minimum of U.S.$ 10 million to its offshore banking unit.

•	Offshore banking units are exempt from cash reserve ratio requirements.

•	The Reserve Bank of India may exempt a bank’s offshore banking unit from statutory liquidity ratio requirements on specific application by the bank.

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

Consolidated Prudential Returns: Banks are required to submit to the Reserve Bank of India consolidated prudential returns reporting their compliance with various prudential norms on a consolidated basis, excluding insurance subsidiaries and group companies engaged in businesses not pertaining to financial services. Compliance on a consolidated basis is required in respect of the following main prudential norms:

•	single borrower exposure limit of 15.0% of capital funds (20.0% of capital funds, provided that the additional exposure of up to 5.0% is for the purpose of financing infrastructure projects);

•	borrower group exposure limit of 40.0% of capital funds (50.0% of capital funds, provided that the additional exposure of up to 10.0% is for the purpose of financing infrastructure projects);

•	deduction from tier I capital of the bank of any shortfall in capital adequacy of a subsidiary for which capital adequacy norms are specified; and

•	consolidated capital market exposure limit of 40.0% of consolidated net worth with a direct investment limit of 20.0% of consolidated net worth.

See also “Business—Loan Portfolio—Loan Concentration”.

In June 2004, the Reserve Bank of India published the report of a working group on the monitoring of financial conglomerates, which proposed the following framework:

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

Regulations and Guidelines of the Securities and Exchange Board of India

The Securities and Exchange Board of India was established to protect the interests of public investors in securities and to promote the development of and to regulate the Indian securities market. We and our subsidiaries and affiliates are subject to the Securities and Exchange Board of India regulations for public capital issuances, as well as underwriting, custodial, depositary participant, investment banking, brokering, asset management and debenture trusteeship activities. These regulations provide for our registration with the Securities and Exchange Board of India for each of these activities, functions and responsibilities. We and our subsidiaries are required to adhere to codes of conduct applicable for these activities.

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

•
The Sick Industrial Companies Act, 1985, provides for referral of sick industrial companies to the Board for Industrial and Financial Reconstruction. Under the Act, other than the board of directors of a company, a scheduled bank (where it has an interest in the sick industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the Board of Industrial and Financial Reconstruction.

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

In May 2002, the Indian Parliament approved the Insurance (Amendment) Act 2002, which facilitates the appointment of corporate agents by insurance companies and prohibits intermediaries and brokers from operating as surrogate insurance agents. The Indian government has proposed an increase in the limit on foreign equity participation in private sector insurance companies from 26.0% to 49.0%, which is awaiting Parliament’s approval. Also, the current policy requires the Indian promoter to reduce its stake to 26.0% after completion of 10 years of operations in a manner that would be prescribed by the regulator. The new Insurance Amendment Bill 2008 introduced in Parliament proposes to remove this restriction on divestment by Indian promoters.

The Insurance Regulatory and Development Authority periodically issues guidelines pertaining to life insurance business. The Insurance Regulatory and Development Authority has issued guidelines introducing a cap on charges levied on customers investing in equity linked life insurance policies and unit-linked insurance products. For unit-linked insurance products, the difference between gross and net yields are capped at 300 basis points for products with a tenor of less than 10 years and 225 basis points for products with a tenor more than 10 years. The fund management charges within these charges are capped at 150 basis points and 125 basis points for products with tenors of less than 10 years and more than 10 years respectively. Further, it has been clarified that mortality and morbidity charges are not a part of the cap, and any policy surrender charges from the fifth policy year onwards for unit-linked products have been removed. In September 2009, the transfer of agency/corporate agency from one insurer to another was restricted.

The life insurance industry had to incorporate specific changes in its product offering as mandated by the Insurance Regulatory and Development Authority, with effect from September 1, 2010. The changes specified include a cap on surrender charges, an increase in the minimum premium paying term and minimum guaranteed positive returns on pension products. The minimum guaranteed return of 4.5% on pension products was applicable up to year-end fiscal 2011, and was withdrawn beginning fiscal 2012. The Insurance Regulatory and Development Authority released draft guidelines on bancassurance (i.e., the practice of banks selling insurance products in a marketing arrangement with insurance companies) in November 2011, under which banks cannot align with more than one life, one non-life and one standalone health insurance company in any of the zones in the country, as defined by the regulator. Correspondingly, no insurer can tie up with a bancassurance agent in more than a specified number of zones. Final guidelines on bancassurance are awaited.

With regard to guidelines pertaining to the general insurance industry, in fiscal 2007, the general insurance industry in India was de-tariffed and insurance premiums were freed from price controls. In March 2011, the Insurance Regulatory and Development Authority decided that all general insurance companies were required to provide for losses on the third party motor pool at a provisional rate of 153.0% over fiscal 2008 to fiscal 2011 compared to the earlier loss rate of 122.0%-127.0%. Further, based on the results of an evaluation instituted to determine the loss rates of the third party motor pool released on January 3, 2012, the loss rates were further revised upwards to 159% for fiscal 2008, 188% for fiscal 2009, 200% for fiscal 2010 and 213% for fiscal 2011. Further, pursuant to the decision to dismantle the third party motor pool by the Insurance Regulatory and Development Authority, effective April 1, 2012, the above loss rates will be applicable till March 31, 2012 and a Declined Risk Pool has been created in its place. Under this Pool approach, insurers will cede only those policies to the pool that they would not consider underwriting themselves. Insurers have been mandated to underwrite motor pool policies to the extent of the sum of 50% of their share in total gross premium and 50% share in total motor premium. Any shortfall against this requirement will be allocated to the insurers from the Declined Risk Pool. Additionally, as against the earlier approach of ceding all third party premiums including those related to comprehensive policies, under the Declined Risk Pool framework, only specific third party insurance premiums will be pooled. Accordingly, under this approach, the size of the pool is expected to decline substantially and the allocation of losses to individual insurers will be based on their ability to meet the mandated targets. Further, the Insurance Regulatory and Development Authority relaxed the Solvency requirements for insurers to 1.3 at March 2012, 1.4 at March 2013, 1.5 at March 2014 and thereafter at all times. See also “Risk Factors—Risks Relating to Our Business—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

In December 2011, the Insurance Regulatory and Development Authority issued regulations on the issue of capital by life insurance companies and disclosure requirements. As per the guidelines, an insurance company can raise share capital through a public issue after completion of 10 years from the date of commencement of operations, having maintained the prescribed regulatory solvency margin for at least the preceding six quarters, and an embedded value of at least twice the paid up equity capital.

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

Overseas Banking Subsidiaries

Our wholly-owned subsidiary in the United Kingdom, ICICI Bank UK PLC, is authorized and regulated by the Financial Services Authority, which granted its application for authorization under Part IV of the Financial Services and Markets Act, 2000. The UK subsidiary has established a branch in Antwerp, Belgium under the European Union Passporting arrangements and also opened a branch in Frankfurt, Germany. The UK subsidiary implemented the Basel II capital adequacy framework for calculating minimum capital requirements effective January 1, 2008.

Our wholly owned subsidiary in Canada, ICICI Bank Canada (a Schedule II Bank in Canada), is regulated by the Office of the Superintendent of Financial Institutions, which provided it with an order to commence and carry on business on November 25, 2003. ICICI Bank Canada’s wholly owned subsidiary, ICICI Wealth Management Inc., is regulated by Ontario Securities Commission, which licensed it as a Limited Market Dealer, on March 2, 2007. The Canadian subsidiary adopted the capital adequacy framework (Basel II) as required by the Office of the Superintendent of Financial Institutions effective January 1, 2008.

Our wholly-owned subsidiary in Russia, ICICI Bank Eurasia Limited Liability Company, is regulated by the Central Bank of the Russian Federation. The capital requirements prescribed by the Central Bank of Russia, which are based on Basel I, are applicable for ICICI Bank Eurasia Limited Liability Company.

Offshore Branches

The Foreign Exchange Management (Borrowing or Lending in Foreign Exchange) Regulations, 2000, as amended, and rules issued thereunder, permit a branch located outside India of a bank incorporated or constituted in India to borrow in foreign currency in the normal course of its banking business outside India, subject to the directions or guidelines issued by the Reserve Bank of India from time to time and the Regulatory Authority of the country where the branch is located.

Our Singapore branch is currently engaged in corporate and institutional banking, private banking and treasury-related activities. In April 2010, the Monetary Authority of Singapore granted the Singapore branch Qualified Full Banking privileges which entitled us to take retail deposits. In Bahrain, we have an offshore branch~~,~~ regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions within Bahrain, individuals or institutions outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. Our branch in Hong Kong is regulated by the Hong Kong Monetary Authority and is permitted to undertake banking business with certain restrictions. Our branch in Sri Lanka is regulated by the Central Bank of Sri Lanka. Our branch in the Dubai International Financial Centre is regulated by the Dubai Financial Services Authority and is licensed to engage in the arrangement of credit or investment and to provide advice on financial products and services. The Qatar Financial Centre Regulatory Authority regulates our branch in Qatar. Our branch in New York is regulated by the Federal Reserve Board and the Office of the Comptroller of the Currency. In addition, we also have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai.

Representative Offices

Our representative offices in United Arab Emirates, China, South Africa, Bangladesh, Malaysia, Thailand and Indonesia are regulated by the respective regulatory authorities.

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

The Foreign Exchange Management Act, 1999 regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India. The Foreign Exchange Management Act, 1999 has substantially eased the restrictions on current account transactions (with a few exceptions). However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies. The Reserve Bank of India has also permitted authorized dealers to freely allow remittances by individuals up to U.S.$ 200,000 per financial year for any permissible current or capital account transactions or a combination of both, under the Liberalized Remittance Scheme.

Restrictions on Sale of the Equity Shares underlying ADSs and Repatriation of Sale Proceeds

ADSs issued by Indian companies to non-residents have free transferability outside India. Under current Indian regulations and practice, approval of the Reserve Bank of India is not required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India if the sale has been executed on a recognized stock exchange in India through a registered broker at the prevailing market price. Approval of the Reserve Bank of India is not required for a sale of shares of a company other than a company in the financial services sector (banks, non-bank finance companies and insurance companies) and certain other specified sectors, even if the transfer is other than on a recognized stock exchange in India or through a registered broker, as long as conditions prescribed in the Reserve Bank of India guidelines are complied with. The same applies to a renunciation of rights to a resident of India. Foreign institutional investors registered with the Securities and Exchange Board of India are eligible to purchase shares of an Indian company under the Portfolio Investment Scheme. Certain limits are however prescribed by the Reserve Bank of India for investment through the Portfolio Investment Scheme. Approval of the Reserve Bank of India is not required for a sale of shares under the Portfolio Investment Scheme prescribed by the Reserve Bank of India provided the sale is made on a recognized stock exchange and through a registered stock broker.

If a sale of securities has taken place in terms of the Reserve Bank of India guidelines and other applicable regulations, as briefly described in the previous paragraph, then provided (i) the securities were held on repatriation basis, (ii) the shares have been sold on a recognized stock exchange in India through a stock broker at the ruling market price as determined on the floor of the exchange and (iii) a no objection/tax clearance certificate from income tax authority has been obtained, the sale proceeds may be freely remitted. If a sale was made pursuant to specific approval of the Reserve Bank of India, then sale proceeds can be remitted as per the terms of such an approval. If the equity shares underlying ADSs are sold under the Portfolio Investment Scheme, then the sale proceeds may be remitted through an authorized dealer, without the approval of the Reserve Bank of India, provided that the equity shares are sold on a recognized stock exchange through a registered stock broker and a no objection/tax clearance certificate from the income-tax authority has been produced.

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

The Reserve Bank of India issued a notification under the provisions of the Foreign Exchange Management Act, 1999, permitting a registered broker in India to purchase shares of any Indian company on behalf of a person resident outside India, for the purpose of converting the shares so purchased into ADSs, provided that:

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

The Reserve Bank of India has permitted Indian companies to retain abroad, for any period, the funds raised through an issue of ADSs (except funds raised under a sponsored issue of ADSs), in order to meet their future foreign exchange requirement. Further, pending repatriation or utilization, the Indian company may invest the foreign currency funds raised in:

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

Under the foreign investment rules, the following are the restrictions on foreign ownership applicable to us:

•
Foreign investors may own up to 74.0% (including by foreign institutional investors) of our equity share capital subject to conformity with guidelines issued by the Reserve Bank of India from time to time. The limit under the automatic route is 49.0% and does not require specific approval of the Foreign Investment Promotion Board. The limit under the approval route is beyond 49.0% and up to 74%. It includes investments by way of foreign direct investment, ADSs, Global Depositary Receipts and investment under the Portfolio Investment Scheme by foreign institutional investors and also non-resident Indians, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At all times, at least 26.0% of the paid up equity capital would have to be held by residents, except in regard to a wholly- owned subsidiary of a foreign bank. The Reserve Bank of India released its roadmap for foreign banks in India. The roadmap was divided into two phases. During the first phase, between March 2005 and March 2009, foreign banks were allowed to acquire a controlling stake in a phased manner only in private sector banks that are identified by the Reserve Bank of India for restructuring. The second phase was scheduled to commence in April 2009 after a review of the experience gained and after due consultation with all the stakeholders in the banking sector. For new and existing foreign banks, it was proposed to go beyond the existing commitment to the World Trade Organization of allowing an increase of 12 branches per year. A more liberal policy was to be followed for under-banked areas. However, in April 2009, in view of the deterioration in the global financial markets, the Reserve Bank of India decided to put on hold the second phase until greater clarity emerged on recovery as well as the reformed global regulatory and supervisory architecture. In January 2011, the Reserve Bank of India released a discussion paper on the Presence of Foreign Banks in India. It is expected that comprehensive guidelines on the mode of presence of foreign banks in India will be issued after consideration of comments on the discussion paper.

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

•
Under the portfolio investment scheme, foreign institutional investors, subject to registration with the Securities and Exchange Board of India, may hold in aggregate up to 24.0% of paid-up equity capital, and this limit may be raised to the sectoral cap/statutory ceiling of 49.0%, subject to the approval of the board of directors followed by the general body of the company passing a special resolution to that effect, provided that no single foreign institutional investor may own more than 10.0% of total paid-up equity capital on behalf of itself or its sub-accounts. The shareholding of an individual non-resident Indian is restricted to 5.0% of our total paid-up equity capital both on repatriation and non-repatriation basis. This limit may be raised to 24.0% by a special resolution at a general meeting of the shareholders of the company. Foreign institutional investors registered with the Securities and Exchange Board of India shall restrict the allocation of their total investment between equities and debt in the Indian capital market in a 70:30 ratio.

•
A person residing outside India (other than a non-resident Indian and overseas corporate bodies) may transfer by way of sale or gift the shares or convertible debentures to any person residing outside India (including a non-resident Indian), subject to the requirement that the transferee obtain prior permission of the Secretarial for Industrial Assistance/Foreign Investment Promotion Board to acquire the shares if he has previous venture or tie-up in India through investment/technical collaboration/trade mark agreement in the same field in which the Indian company, whose shares are being transferred, is engaged. This restriction is, however, not applicable to the transfer of shares to international financial institutions such as The Asian Development Bank, International Financial Corporation, Commonwealth Development Corporation, Deutsche Entwicklungs Gescelschaft and transfer of shares to an Indian company engaged in information technology sector.

•
The Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of equity shares of a private sector bank, if such acquisition results in any person owning or controlling 5.0% or more of the paid up capital of the bank, are also applicable to non-resident investors investing in our shares. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see “Supervision and Regulation—Ownership Restrictions”.

Pursuant to a circular dated November 29, 2001, the Reserve Bank of India stated that, as of that date, overseas corporate bodies are not permitted to invest under the portfolio investment scheme, although they may continue to hold investments that have already been made under the portfolio investment scheme until such time as these investments are sold on the stock exchange. Overseas corporate bodies have been derecognized as a class of investor entity in India with effect from September 16, 2003. However, requests from such entities which are incorporated and not under the adverse notice of the Reserve Bank of India or the Securities and Exchange Board of India will be considered for fresh investments under the foreign direct investment scheme of the Reserve Bank of India with prior approval of the government of India or the Reserve Bank of India, as applicable.

An Indian company may sponsor an issue of ADSs with an overseas depositary against shares held by its shareholders at a price to be determined by the lead manager. Under this mechanism the company offers its resident shareholders a choice to submit their shares back to the company so that on the basis of such shares, ADSs can be issued abroad. The proceeds of a sponsored ADR must be repatriated to India within a period of one month of the closure of the issue. The sponsoring company must comply with the provisions of the FCCB Scheme and the guidelines issued thereunder by the government of India from time to time. The sponsoring company must also furnish full details of the issue in the prescribed forms to the Reserve Bank of India within 30 days from the date of closure of the issue.

We obtained the approval of the Foreign Investment Promotion Board for our ADS offering in March 2000 and our sponsored ADS offering in March 2005, which were foreign direct investments. The investments through the portfolio investment scheme in the secondary market in India by foreign institutional investors, non-resident Indians and overseas corporate bodies and investments through the foreign direct investment scheme are distinct schemes that are available concurrently. As of June 30, 2012, foreign investors owned approximately 62.7% of our equity in total, of which 27.4% was through the ADS program.

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

Notwithstanding the foregoing, if a foreign institutional investor, non-resident Indian or overseas corporate body were to withdraw its equity shares from the ADS program, its investment in the equity shares would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions. Secondary purchases of securities of a banking company in India by foreign direct investors or investments by non-resident Indians, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above require the Indian government’s approval on a case-by-case basis. It is unclear whether similar case-by-case approvals of ownership of equity shares withdrawn from the depositary facility by foreign institutional investors, non-resident Indians and overseas corporate bodies would be required.

You will be required to make a public offer to the remaining shareholders to purchase the equity shares held by them if you withdraw your equity shares from the ADS program and your direct or indirect holding in us exceeds 15.0% of our total equity under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended from time to time. Such a public offer would have to be made in compliance with the provisions of the aforesaid regulations of the Securities and Exchange Board of India. You will also require the acknowledgement of the Reserve Bank of India for the acquisition or transfer of our shares, which will take your aggregate holding (direct and indirect, beneficial or otherwise) as an individual or a group to the equivalent of 5.0% or more of our total paid up capital. The Reserve Bank of India, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see “Supervision and Regulation—Ownership Restrictions”.

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

In February 2009, the government of India issued guidelines for the calculation of total foreign investment, both direct and indirect, in Indian companies. Pursuant to this guideline, the foreign shareholding in an Indian company which is not majority owned and controlled by Indian shareholders will be taken into account in computing the foreign shareholding in investee companies of such Indian company (other than investee companies in the insurance sector, for which there are separate specific regulations). Since foreign ownership up to 74% is permitted in Indian private sector banks, such as us, this would impact investments made by Indian private sector banks, including us, and their subsidiaries, in other companies. This would also require an assessment as to whether any of the Indian shareholders are to be included for purposes of adherence to the foreign ownership limit of 74%. This does not, however, impact our investments in our insurance subsidiaries. We have sought clarification from the Department of Industrial Policy and Promotion on our status and that of our subsidiaries under these guidelines and are currently awaiting a response.

DIVIDENDS

Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends may be paid out of the company’s profits for the fiscal year in which the dividend is declared or out of undistributed profits of prior fiscal years. Dividends can also be paid by a company in the interim, termed “interim dividend” which does not require the approval of the shareholders unless it is combined with the final dividend being recommended by the board of directors. The Reserve Bank of India has stipulated that banks may declare and pay interim dividend out of the profits from the relevant accounting period, without prior approval of the Reserve Bank of India if they satisfy the minimum prudential requirements and subject to the prudential cap on dividend payout ratio prescribed in the guidelines issued in this regard by the Reserve Bank of India. See also “Supervision and Regulation—Restrictions on Payment of Dividends”.

Pursuant to circular number NSDL/SG/005/2000 issued by National Securities Depository Limited in February 2000, equity shares issued by us are pari passu in all respects including dividend entitlement.

ICICI Bank has paid dividends consistently every year from fiscal 1996, the second year of our operations. For fiscal 2008, we paid a dividend, excluding dividend tax, of Rs. 11.00 per equity share aggregating to Rs. 12.2 billion in July 2008. For fiscal 2009, we paid a dividend, excluding dividend tax, of Rs. 11.00 per equity share aggregating to Rs. 12.3 billion in July 2009. For fiscal 2010, we paid a dividend, excluding dividend tax, of Rs. 12.00 per equity share aggregating to Rs. 13.4 billion in June 2010. For fiscal 2011, we paid a dividend, excluding dividend tax, of Rs. 14.00 per equity share aggregating to Rs. 16.1 billion in June 2011. For fiscal 2012, we paid a dividend, excluding dividend tax, of Rs. 16.50 per equity share aggregating to Rs. 19.0 billion in June 2012.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
		(Rs. in billions)
Dividend paid during the fiscal year
2008	10.00	9.0
2009	11.00	12.2
2010	11.00	12.3
2011	12.00	13.4
2012	14.00	16.1

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

TAXATION

Indian Tax

The following discussion of material Indian tax consequences to investors in ADSs and equity shares who are not resident in India, regardless of whether such investors are of Indian origin or not (each a “non-resident investor”), is based on the provisions of the Indian Income-tax Act, 1961 (the “Income-tax Act”), including the special tax regime for ADSs contained in Section 115AC, which has been extended to cover additional ADSs that an investor may acquire in an merger or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences described herein may be amended or modified by future amendments to the Income-tax Act. This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Holders should, therefore, consult their own tax advisers regarding the tax consequences of such acquisition, ownership and sale, including the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the Section 115AC regime.

Residence

For the purposes of the Income-tax Act, an individual is a resident of India during any fiscal year, if such individual (i) is in India in that year for 182 days or more or (ii) having been in India for a period or periods aggregating 365 days or more during the four years preceding that fiscal year, is in India for a period or periods aggregating 60 days or more in that fiscal year. The period of 60 days is replaced with 182 days in the case of an Indian citizen or person of Indian origin who, being resident outside India, comes on a visit to India during the fiscal year, or an Indian citizen who leaves India for purposes of employment or as a member of the crew of an Indian ship during the fiscal year. A company is resident in India in any fiscal year if it is registered in India or the control and management of its affairs are situated wholly in India in that year. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

Taxation of Distributions

Dividends paid are not subject to tax in India in the hands of a recipient. However, we are required to pay tax at the rate of 16.2225% (including the applicable surcharge and education cess) on the dividends distributed by us. Under Section 115-O(1A) of the Income-tax Act, dividends received by us on which our direct Indian subsidiaries have paid the dividend distribution tax (the “DDT”) are deducted from the dividends distributed by us for the purpose of determining the DDT payable by us, subject to certain prescribed conditions being fulfilled. Effective July 1, 2012, the deduction under Section 115-O(1A) has been broadened to include dividends received from any subsidiary on which the DDT has been paid by such subsidiary. Any dividend so paid is not taxable in India under Section 115AC in the hands of the ADS holders.

Taxation on Exchange of ADSs

The receipt of equity shares upon the surrender of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of ADSs or Equity Shares

Any transfer of ADSs outside India by a non-resident investor to another non-resident investor will not give rise to Indian capital gains tax in the hands of the transferor.

Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to liability for Indian income tax in the hands of the transferor and tax will be required to be withheld at source. Gains will either be taxable as capital gains or business income, depending upon the nature of holding. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the depositary as specified below), the resulting long-term capital gains will be exempt from tax if the shares are traded on a recognized stock exchange and securities transaction tax (the “STT”), described below, is paid on such sale. If the equity share has been held for 12 months or less, the resulting short-term capital gains, in the case of a non-resident individual holder will be taxable for fiscal 2012 at a tax rate of 15.45% (including the applicable education cess and secondary and higher education cess) and 15.76% in the case of a company (including the applicable surcharge, education cess and secondary and higher education cess). These rates of tax are applicable provided the gains are treated as capital gains and provided the shares are sold on the recognized Indian stock exchanges and are subject to STT. In other cases, the rate of tax applicable under the provisions of the Income-tax Act varies, subject to a maximum rate of 42.024% (including the applicable surcharges and education cess and secondary and higher education cess) for fiscal 2012. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.

The above rate may be reduced under the provisions of the double taxation treaty entered into by the government of India with the country of residence of the non-resident investors. The double taxation treaty between the United States and India (the “Treaty”) does not provide U.S. residents with any relief from Indian tax on capital gains. As per the Finance Act of 2012, the benefit of a double tax treaty may be available provided that a tax residency certificate, containing such particulars as may be prescribed, is obtained by the taxpayer from the government of the applicable country or territory.

Further, investors are required to submit a valid Permanent Account Number, issued by the Indian Income Tax authorities, to the person responsible for deducting tax on capital gains or business income, otherwise tax will be deducted at the higher of (a) the rate specified in the relevant provisions of the Finance Act of 2012; (b) the rate in force; or (c) 20%.

A sale of equity shares entered into on a recognized stock exchange in India, whether settled by actual delivery or transfer, will be subject to STT at the rate of 0.125% on the value of the transaction at the time of sale, which tax is payable by both the seller and buyer. Effective July 01, 2012, the applicable STT rate has been reduced to 0.1%.

For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon the surrender of an ADS will be the price of the share prevailing on the Bombay Stock Exchange or the National Stock Exchange on the date on which the depositary advises the custodian of such event, not the acquisition cost of the ADS being surrendered. The holding period of an equity share received upon the surrender of an ADS will commence on the date of advice of such event by the depositary.

Rights

Distributions to non-resident customers of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to Indian income tax in the hands of the non-resident investor.

It is unclear whether capital gains derived from the sale of rights outside India by a non-resident investor, that is not entitled to exemption under a tax treaty, to another non-resident investor will be subject to Indian capital gains tax. These rights, however, may be deemed by the Indian tax authorities to be situated within India (as our situs is in India), in which case, any gains realized on the sale of the rights will be subject to Indian capital gains taxation, in the manner discussed above under “—Taxation on Sale of ADS or Equity Shares”.

Stamp Duty

Upon the issuance of the equity shares underlying ADSs, we are required to pay a stamp duty of 0.1% of the issue price per share if the aggregate value of shares being issued does not exceed Rs. 1,000,000, and 0.2 % of the issue price per share if the aggregate value of shares being issued exceeds Rs. 1,000,000. A transfer of ADSs is not subject to stamp duty under Indian law. Generally, upon the receipt of equity shares in physical form from the depositary in exchange for ADSs representing such equity shares, a non-resident investor is liable for stamp duty under Indian law which would be applicable to re-issuances in physical form. This stamp duty is the same as stamp duty payable on original issuances in physical form. Similarly, a sale of equity shares in physical form by a non-

resident investor is also subject to stamp duty at the rate of 0.01 % of the market value of the equity shares on the trade date, or the consideration value, whichever is higher, for the document relating to the sale of shares. In addition, a stamp duty of 0.75% of the market value of the equity shares on the trade date is levied upon the transfer certificate. Customarily, such tax is borne by the transferee, that is, the purchaser. However, our equity shares are compulsorily delivered in non-physical form, unless the trade is for 500 shares or less, in which case, the shares may be delivered in physical form. Under stamp laws in India, no stamp duty is payable on the acquisition or transfer of equity shares in non-physical form. Except for the stamp duty payable on a transfer certificate, the rates of stamp duty provided above are the rates that are applicable when the document is stamped in the state of Maharashtra. The transfer certificate is stamped as per the rate prescribed under the Indian Stamp Act, 1899.

Other Taxes

At present, there are no taxes on wealth, gifts or inheritance which apply to the ADSs or underlying equity shares.

Service Tax

Brokerage fees paid to stockbrokers in connection with the sale or purchase of shares which are listed on any recognized stock exchange in India are subject to a service tax at a rate of 12.36% (including the applicable education cess). The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

The constitutional amendment bill necessary for implementation of the Goods and Services Tax Act as well as the provisions of Goods and Services tax Act are yet to be introduced.

General Anti Avoidance Rule (GAAR)

The Finance Act of 2012 introduced provisions for General Anti Avoidance of Tax (“GAAR”) which will be effective beginning in April 1, 2013. The specific details of the relevant guidelines are not known yet. The powers to invoke GAAR are bestowed upon the Indian Income Tax Authorities if they allege that the primary motive of a particular transaction or arrangement is to obtain a tax advantage. If GAAR is invoked by tax authorities, then the tax benefit or benefit under the tax treaty may be denied.

Direct Tax Code

The Direct Tax Code Bill (the “Bill”) was tabled in the Parliament in August 2010, and will come into effect on the date to be announced. The following discussion describes salient provisions of the Bill.

Tax Residency in India

The benefit of substituting the period of 60 days stay in India with a period of 182 days stay in India in a financial year in the case of an Indian citizen or person of Indian origin who, being resident outside India, comes on a visit to India is proposed to be deleted. Accordingly, such person will be treated as resident in India if (a) such person’s stay in India during the fiscal year is 182 days or more or (b) such person’s stay in India is 365 days or more within the four years preceding the fiscal year and is for a period or periods aggregating 60 days or more in the fiscal year.

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

Taxation of Distributions

Dividends paid by Indian companies will be subject to DDT at the rate of 15%. Dividends, received from a direct Indian subsidiary company, that has paid the dividend distribution tax, will be deducted from dividends paid that are subject to the DDT. Dividends are not taxable under the Direct Tax Code in the hands of the dividend recipient.

Capital Gains Tax

Capital gains tax is proposed to be applicable at a maximum marginal rate of 30% pursuant to the First Schedule to the Bill. Further, in the case of capital gains arising from the sale of equity shares or units of an equity-oriented fund that is subject to STT, a 100% deduction will be allowed for assets held for more than one year and a 50% deduction for assets held for one year or less. For equity shares held for more than one year that are not subject to STT, capital gains are computed after indexation for inflation. The Bill proposes to change the base year for the purposes of the computation of capital gains indexation from 1981 to 2000.

Tax Residency Certificate

The Bill provides that a person will not be entitled to relief under a double taxation avoidance agreement between the Government and another country or specified territory unless such person obtains a certificate from the tax authority of the relevant country or specified territory, evidencing such person’s residency therein.

United States Tax

The following is a description of the material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs or equity shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold ADSs or equity shares. This discussion applies only to a U.S. Holder that holds ADSs or equity shares as capital assets for U.S. federal income tax purposes.

This discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances, including alternative minimum tax consequences and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	insurance companies ;

•	tax-exempt entities;

•	certain dealers and traders in securities who use a mark-to-market method of tax accounting;

•	certain financial institutions;

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

This discussion is based on the tax laws of the United States including the Internal Revenue Code of 1986, as amended, (referred to as the “Code”), proposed and final Treasury Regulations, Revenue Rulings and judicial decisions, all as of the date hereof. These laws may change, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs or equity shares and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is includable in gross income for U.S. federal income tax purposes regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying equity shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying equity shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of depositary shares. These actions would also be inconsistent with the claiming of the reduced rate of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of Indian taxes and the availability of the reduced tax rate for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

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

Taxation of Dividends

Distributions you receive on ADSs or equity shares, other than certain pro rata distributions of equity shares or rights to acquire equity shares to all holders of equity shares (including holders of ADSs), will generally constitute foreign-source dividend income for U.S. federal income tax purposes. The amount of the dividend you will be required to include in income will be based on the U.S. dollar value of the rupee, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by you (in the case of equity shares) regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. If you realize gain or loss on a sale or other disposition of rupees, it will constitute U.S.-source ordinary income or loss. The amount of the dividend will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations and the discussion above regarding concerns expressed by the U.S. Treasury, if you are a non-corporate U.S. Holder, dividends paid to you in taxable years beginning before January 1, 2013 may be taxable at a maximum rate of 15.0%. If you are a non-corporate U.S. Holder, you should consult your tax adviser to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

Taxation of Capital Gains

You will recognize gain or loss for U.S. federal income tax purposes on the sale or exchange of ADSs or equity shares. The gain or loss will generally be U.S.-source capital gain or loss, which will be long-term capital gain or loss if you have held such ADSs or equity shares for more than one year. You should consult your tax adviser about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Under certain circumstances as described under “Taxation—Indian Tax—Taxation on Sale of ADSs or Equity Shares,” you may be subject to Indian tax upon the disposition of equity shares. You should consult your tax adviser with respect to your ability to credit this Indian tax against your U.S. federal income tax liability.

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and capital gains) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by active foreign banks and insurance companies.  Based upon certain proposed Treasury regulations, which are proposed to be effective for taxable years beginning after December 31, 1994, we do not believe we were a PFIC for our taxable year that ended March 31, 2012. Since there can be no assurance that the proposed regulations will be finalized in their current form, the manner of the application of the proposed regulations is not entirely clear, and the composition of our income and assets will vary over time, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

If you own ADSs or equity shares during any year in which we are a PFIC, you may be required to file a report with respect to us, generally with your federal income tax return, containing such information as the U.S. Treasury may require.

You should consult you tax adviser regarding whether we are or were a PFIC and the potential application of the PFIC rules.

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

PRESENTATION OF FINANCIAL INFORMATION

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP) or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 have included U.S. GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, from fiscal 2006 onwards we have included in the annual report consolidated financial statements prepared according to Indian GAAP, which varies in certain respects from U.S. GAAP. For a reconciliation of net income and stockholders’ equity to U.S. GAAP, a description of significant differences between Indian GAAP and U.S. GAAP and certain additional information required under U.S. GAAP, see notes 20 and 21 to our consolidated financial statements herein. For selected financial data in accordance with U.S. GAAP see “Selected Consolidated Financial and Operating Data—Selected U.S. GAAP Financial Data”.

The data for fiscal 2008 through fiscal 2012 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies.

The consolidated financial statements for fiscal 2008 through fiscal 2010 were audited by B S R & Co. Chartered Accountants, and for fiscal 2011 and fiscal 2012 by S. R. Batliboi & Co., Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2008 through fiscal 2012 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the standards of the United States Public Company Accounting Oversight Board. Our financial statements as per Indian GAAP along with the reconciliation of net profit and stockholders’ equity to U.S. GAAP, including the notes to these financial statements, audited by KPMG are set forth at the end of this annual report.

Under U.S. GAAP, the consolidation of ICICI’s majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, because of substantive participative rights retained by the minority shareholders, is accounted for by the equity method. Under Indian GAAP these insurance subsidiaries are fully consolidated.

Under Indian GAAP, we have not consolidated certain entities (primarily 3i Infotech Limited) in which investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall” or have been accounted for as equity affiliates in accordance with FASB ASC Subtopic 323-10, “Investments – Equity Method and Joint Ventures”. Under Indian GAAP, till fiscal 2011, 3i Infotech Limited was not consolidated in which the investment is intended to be temporary. During fiscal 2012, loans to 3i Infotech Limited were restructured and as per the restructuring scheme a certain portion of the loans provided by ICICI Bank to 3i Infotech Limited will be converted into equity shares. Based on the continued intention to reduce the stake below 20% in the near future and severe long term restrictions on 3i Infotech Limited under the debt restructuring scheme which impairs the ability of 3i Infotech Limited to transfer funds to its investee, the results of 3i Infotech Limited were not consolidated in fiscal 2012 in Indian GAAP. Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2012. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2012 was Rs. 50.89 per U.S.$ 1.00.

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

Recent Amendments to Memorandum and Articles of Association

The last amendment as effected to the Memorandum and Articles of Association was by a special resolution passed by our shareholders at our annual general meeting held on July 21, 2007, pursuant to which Article 56(d) of the Articles of Association was amended. Post this amendment, this Article requires a shareholder to obtain prior approval of the Reserve Bank of India before raising his/her/its holding of the Bank’s equity shares to a level of 5.0% or more of the total paid-up capital of ICICI Bank, or such other percentage as may be prescribed by the Reserve Bank of India from time to time, whereas prior to this amendment, this provision required the Reserve Bank of India’s approval before a shareholder raised his/her/our stake above 5.0% of total issued capital.

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

2.3	Letter Agreement dated November 4, 2011 amending and supplementing the Deposit Agreement.
2.4	ICICI Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).
4.1	ICICI Bank’s Employee Stock Option Plan, as amended.
8.1	List of Subsidiaries (included under “Business—Subsidiaries and Joint Ventures” herein).
11.1	Code of Business Conduct and Ethics, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2008 filed on September 29, 2008).
12.1	Certification of the Managing Director and Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of the Executive Director and Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
13	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

Exh-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED
By:	/s/ N. S. Kannan
	Name:	Mr. N. S. Kannan
	Title:	Executive Director and Chief Financial Officer

Place: Mumbai
Date: July 31, 2012

ICICI Bank Limited and subsidiaries

Consolidated Financial Statements
For the year ended March 31, 2011
and March 31, 2012 together
with Auditors’ Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ICICI Bank Limited

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries (the “Company”) as of March 31, 2012 and 2011, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2012. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2012 and 2011, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2012, in conformity with generally accepted accounting principles in India.

Accounting principles generally accepted in India vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 20 of Schedule 18B to the consolidated financial statements.

As discussed in Notes 20(c) and 21(a) of Schedule 18B to the consolidated financial statements, the Company changed its method of accounting for qualifying special purpose entities and variable interest entities during the year ended March 31, 2011.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 31, 2012 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG
Mumbai, India
April 27, 2012, except as to additional notes in Schedule 18B as to which the date is July 31, 2012

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders
ICICI Bank Limited

We have audited ICICI Bank Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting in the accompanying Form 20-F for the year ended March 31, 2012. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2012, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2012 and 2011, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2012, and our report dated April 27, 2012, except as to additional notes in Schedule 18B as to which the date is July 31, 2012 expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG
Mumbai, India
July 31, 2012

ICICI Bank Limited and subsidiaries

Consolidated balance sheets
(Rs. in thousands)
		At
	Schedule	March 31, 2011	March 31, 2012

CAPITAL AND LIABILITIES

Capital	1	11,518,200	11,527,683
Employees stock options outstanding		2,929	23,854
Reserves and surplus	2	541,503,823	601,213,423
Minority interest	2A	13,582,218	14,277,247
Deposits	3	2,591,060,049	2,819,504,736
Borrowings	4	1,258,388,602	1,612,966,218
Liabilities on policies in force		644,820,556	662,294,640
Other liabilities and provisions	5	276,802,280	320,106,314

TOTAL CAPITAL AND LIABILITIES		5,337,678,657	6,041,914,115

ASSETS

Cash and balances with Reserve Bank of India	6	212,340,063	207,281,806
Balances with banks and money at call and short notice	7	181,512,556	204,281,077
Investments	8	2,096,527,791	2,398,640,912
Advances	9	2,560,193,137	2,921,254,179
Fixed assets	10	54,895,477	54,319,822
Other assets	11	232,209,633	256,136,319

TOTAL ASSETS		5,337,678,657	6,041,914,115

Contingent liabilities	12	10,225,996,643	10,375,591,283
Bills for collection		85,304,043	76,129,947
Significant accounting policies and notes to accounts	17 & 18
The schedules referred to above form an integral part of the Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss accounts
(Rs. in thousands)
		Year ended
	Schedule	March 31, 2010	March 31, 2011	March 31, 2012

I. INCOME
Interest earned	13	301,537,078	300,814,041	379,948,587
Other income	14	294,460,648	315,133,003	286,634,177

TOTAL INCOME		595,997,726	615,947,044	666,582,764

II. EXPENDITURE
Interest expended	15	207,291,861	193,425,685	250,132,455
Operating expenses	16	277,332,381	313,024,545	295,520,458
Provisions and contingencies (refer note 18.7)		62,939,335	46,314,873	41,553,508

TOTAL EXPENDITURE		547,563,577	552,765,103	587,206,421

III. PROFIT/LOSS
Net profit for the year		48,434,149	63,181,941	79,376,343
Less: Minority interest		1,731,204	2,249,269	2,946,988
Net profit/(loss) after minority interest		46,702,945	60,932,672	76,429,355
Profit/(loss) brought forward		5,371,720	16,886,406	40,077,613

TOTAL PROFIT/(LOSS)		52,074,665	77,819,078	116,506,968

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		10,070,000	12,880,000	16,170,000
Transfer to Reserve Fund		2,170	360	10,655
Transfer to Capital Reserve		4,440,000	832,500	380,000
Transfer to/(from) Investment Reserve Account		1,160,000	(1,160,000)	--
Transfer to Special Reserve		3,330,000	5,720,000	7,020,000
Transfer to Revenue and other reserves		521,833	679,371	1,877,920
Dividend (including corporate dividend tax) for the previous year paid during the year		929	21,658	4,284
Proposed equity share dividend		13,378,604	16,125,811	19,020,400
Proposed preference share dividend		35	35	35
Corporate dividend tax		2,284,688	2,641,730	3,257,185
Balance carried over to Balance Sheet		16,886,406	40,077,613	68,766,479

TOTAL		52,074,665	77,819,078	116,506,968

Significant accounting policies and notes to accounts	17 & 18
Earnings per share (Refer Note 18.2)
Basic (Rs.)		41.93	53.54	66.33
Diluted (Rs.)		41.72	53.25	66.06
Face value per share (Rs.)		10.00	10.00	10.00
The schedules referred to above form an integral part of the Profit and Loss Account.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statements
(Rs. in thousands)
PARTICULARS	Year ended
	March 31, 2010	March 31, 2011	March 31, 2012

Cash flow from operating activities

Net profit before taxes	64,055,237	81,647,759	103,919,499

Adjustments for:
Depreciation and amortization	9,085,111	8,576,451	7,546,097
Net (appreciation)/depreciation on investments	4,526,200	14,541,573	7,773,019
Provision in respect of non-performing assets (including prudential provision on standard assets)	44,745,424	20,555,297	10,789,101
Provision for contingencies & others	513,461	1,881,817	2,100,543
(Profit)/loss on sale of fixed assets	(821,610)	(299,958)	37,180
Employee stock option grants	--	2,929	93,240

	122,103,823	126,905,968	132,258,679

Adjustments for:
(Increase)/decrease in investments	(216,921,819)	(79,202,742)	(126,076,483)
(Increase)/decrease in advances	358,364,395	(261,585,581)	(335,829,069)
Increase/(decrease) in borrowings	(3,820,938)	75,360,723	276,971,782
Increase/(decrease) in deposits	(202,834,572)	40,049,589	228,444,687
(Increase)/decrease in other assets	28,724,367	25,485,114	(24,703,198)
Increase/(decrease) in other liabilities and provisions	229,307,649	58,657,380	83,850,256

	192,819,082	(141,235,517)	102,657,975

Refund/ (payment) of direct taxes	(19,414,369)	(22,046,919)	(26,082,984)

Net cash flow from/(used in) operating activities (A)	295,508,536	(36,376,568)	208,833,670

Cash flow from investing activities
Purchase of fixed assets	(6,654,131)	(8,940,934)	(6,054,398)
Proceeds from sale of fixed assets	3,374,730	707,207	180,758
(Purchase)/sale of held to maturity securities	(152,852,224)	(52,576,194)	(206,755,330)

Net cash generated from investing activities (B)	(156,131,625)	(60,809,921)	(212,628,970)

Cash flow from financing activities
Proceeds from issue of share capital (including ESOPs)	1,175,994	1,426,887	591,128
Net proceeds/(repayment) of bonds (including subordinated debt)	(1,247,434)	20,712,924	35,843,538
Dividend and dividend tax paid	(14,348,954)	(15,567,579)	(19,013,434)

Net cash generated from financing activities (C)	(14,420,394)	6,572,232	17,421,232

Effect of exchange fluctuation on translation reserve (D)	(4,129,160)	1,253,363	4,084,332

Net cash and cash equivalent taken over from erstwhile The Bank of Rajasthan Limited on amalgamation (E)	--	11,772,300	--

ICICI Bank Limited and subsidiaries

Consolidated cash flow statements (Continued)
(Rs. in thousands)
PARTICULARS	Year ended
	March 31, 2010	March 31, 2011	March 31, 2012

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D) + (E)	120,827,357	(77,588,594)	17,710,264

Cash and cash equivalents as at April 1	350,613,856	471,441,213	393,852,619
Cash and cash equivalents as at March 31	471,441,213	393,852,619	411,562,883
Significant accounting policies and notes to accounts (refer Schedule 17 & 18).
The schedules referred to above form an integral part of the balance sheet.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets

SCHEDULE 1 - CAPITAL
                                                                                                   (Rs. in thousands)
	At
	March 31, 2011	March 31, 2012

Authorized capital
1,275,000,000 equity shares of Rs. 10 each (March 31, 2011: 1,275,000,000 equity shares of Rs. 10 each)	12,750,000	12,750,000
15,000,000 shares of Rs. 100 each (March 31, 2011: 15,000,000 shares of Rs. 100 each)1	1,500,000	1,500,000
350 preference shares of Rs. 10 million each (March 31, 2011: 350 preference shares of Rs. 10 million each)2	3,500,000	3,500,000

Equity share capital
Issued, subscribed and paid-up capital
1,151,772,372 equity shares of Rs. 10 each (March 31, 2011: 1,114,845,314 equity shares )	11,148,453	11,517,723
Add: Nil equity shares of Rs. 10 each fully paid up issued to shareholders of erstwhile The Bank of Rajasthan Limited ( March 31, 2011 : 34,184,121 equity shares)	341,841	--
Less: Nil equity shares of the Bank, earlier held by erstwhile The Bank of Rajasthan Limited, extinguished on amalgamation ( March 31, 2011 : 200 equity shares)	(2)	--
Add: 942,070 equity shares of Rs. 10 each fully paid up (March 31, 2011: 2,743,137 equity shares) issued pursuant to exercise of employee stock options	27,431	9,421

	11,517,723	11,527,144

Less: Calls unpaid	(293)	(231)
Add: 111,603 equity shares forfeited (March 31, 2011: 111,603 equity shares)	770	770

TOTAL CAPITAL	11,518,200	11,527,683
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

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS
                                                                                                (Rs. in thousands)
		At
		March 31, 2011	March 31, 2012

I.	Statutory reserve
	Opening balance	58,863,807	73,746,519
	Additions during the year1	14,882,712	16,170,000
	Deductions during the year	--	--

	Closing balance	73,746,519	89,916,519

II.	Special reserve
	Opening balance	27,831,700	33,551,700
	Additions during the year	5,720,000	7,020,000
	Deductions during the year	--	--

	Closing balance	33,551,700	40,571,700

III.	Securities premium
	Opening balance	313,801,906	313,321,891
	Additions during the year2	1,617,958	653,961
	Deductions during the year3	2,097,973	--

	Closing balance	313,321,891	313,975,852

IV.	Investment reserve account
	Opening balance	1,160,000	--

	Additions during the year	--	--
	Deductions during the year 4	1,160,000	--

	Closing balance	--	--

V.	Unrealized investment reserve5
	Opening balance	(521,469)	(1,537,717)
	Additions during the year	97,939	1,749,967
	Deductions during the year	1,114,187	126,799

	Closing balance	(1,537,717)	85,451

VI.	Capital reserve
	Opening balance	20,875,357	21,707,857
	Additions during the year6	832,500	380,000

	Deductions during the year	--	--

	Closing balance7	21,707,857	22,087,857

VII.	Foreign currency translation reserve
	Opening balance	5,092,984	6,345,887
	Additions during the year	1,961,480	10,995,811

	Deductions during the year	708,577	6,939,164

	Closing balance	6,345,887	10,402,534

VIII.	Reserve fund
	Opening balance	10,919	11,279
	Additions during the year8	360	10,665

	Deductions during the year	--	--

	Closing balance	11,279	21,944

IX.	Revenue and other reserves
	Opening balance - joint ventures	(2,687)	(2,687)
	Opening balance - others	57,817,185	54,281,481
	Additions during the year - joint ventures	--	--
	Additions during the year – others 9,10	1,766,237	3,331,588
	Deductions during the year - joint ventures	--	--
	Deductions during the year - others	5,301,941	1,507,501

	Closing balance11,12	54,278,794	56,102,881

X.	Balance in profit and loss account - others	40,081,420	68,766,479
	Addition/(deductions) : Adjustments13	--	(717,794)
	Balance in profit and loss account –other	40,081,420	68,048,685

XI.	Balance in profit and loss account - joint ventures	(3,807)	--

	TOTAL RESERVES AND SURPLUS	541,503,823	601,213,423
1.	Includes Rs. 2,002.7 million at March 31, 2011 on account of amalgamation of erstwhile The Bank of Rajasthan Limited
2.	Includes Rs. 471.9 million (March 31, 2011: Rs. 1,391.3 million) on exercise of employee stock options..
3.
Represents excess of paid up value of equity shares issued over the fair value of the net assets acquired on amalgamation with erstwhile The Bank of Rajasthan Limited and amalgamation expenses at March 31, 2011.

4.	Represents the amount utilized for provision made during the year towards depreciation in investments in available for sale and held for trading categories.
5.	Represents unrealized profit/(loss) pertaining to the investments of venture capital funds.
6.
Includes profit on sale of investments in held to maturity category, net of taxes and transfer to Statutory Reserve. Also includes profit on sale of land buildings, net of taxes and transfer to Statutory Reserve.

7.	Includes capital reserve on consolidation amounting to Rs. 82.2 million (March 31, 2011: Rs. 82.2 million).
8.	Includes appropriations made to Reserve Fund and Investment Fund account in accordance with regulations applicable to Sri Lanka branch.
9.	Refer item 14 in schedule-18.
10.
At March 31, 2012 includes Rs. 50.4 million (March 31, 2011:Nil) transferred to General reserve in terms of RBI circular no. DBOD.No.BP.BC. 26/21.04.048/2008-09 dated July 30, 2008, on Agricultural Debt Waiver and Debt Relief Scheme, 2008

11.	Includes unrealized profit/(loss), net of tax, of Rs. (2,037.9) million [March 31, 2011: Rs. (3,258.6) million] pertaining to the investments in the available for sale category of ICICI Bank UK PLC.
12.	Includes restricted reserve of Rs 4,753.8 million (March 31, 2011: Rs. 6,222.3 million) primarily relating to lapsed contracts of the life insurance subsidiary.
13.
Represents the impact of Rs. 717.8 million on account of transition of the financial statements of ICICI Bank Canada from Canadian GAAP to International  Financial Reporting Standards (IFRS). Refer item 17 in schedule-18.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 2A - MINORITY INTEREST
                                                                                                            (Rs. in thousands)
	At
	March 31, 2011	March 31, 2012

Opening minority interest	12,704,046	13,582,218
Subsequent increase/(decrease)	878,172	695,029

CLOSING MINORITY INTEREST	13,582,218	14,277,247

SCHEDULE 3 - DEPOSITS
                                                                (Rs. in thousands)
	At
	March 31, 2011	March 31, 2012

A. I. Demand deposits
i) From banks	20,176,015	19,679,064
ii) From others	334,537,779	339,015,263
II. Savings bank deposits	732,637,812	829,071,333
III. Term deposits
i) From banks	153,559,266	98,704,681
ii) From others	1,350,149,177	1,533,034,395

TOTAL DEPOSITS	2,591,060,049	2,819,504,736

B. I. Deposits of branches in India	2,132,983,708	2,416,126,468
II. Deposits of branches/subsidiaries outside India	458,076,341	403,378,268

TOTAL DEPOSITS	2,591,060,049	2,819,504,736

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 4 - BORROWINGS

(Rs. in thousands)
	At
	March 31, 2011	March 31, 2012

I. Borrowings In India
i) Reserve Bank of India	5,000,000	183,985,000
ii) Other banks	63,186,638	45,759,565
iii) Other institutions and agencies
a) Government of India	299,581	52,813
b) Financial institutions/others	89,874,799	85,884,260
iv) Borrowings in the form of
a) Deposits	18,959,593	5,945,563
b) Commercial paper	7,019,749	13,033,986
c) Bonds and debentures (excluding subordinated debt)1	21,331,106	14,030,626
v) Application money-bonds	--
vi) Capital instruments
Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier I capital)	13,010,000	13,010,000
Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier II capital)	98,188,633	98,181,421
Redeemable Non-Cumulative Preference Shares (RNCPS) (Redeemable Non-Cumulative Preference Shares of Rs. 10 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation redeemable at par on April 20, 2018)	3,500,000	3,500,000
Unsecured redeemable debentures/bonds (subordinated debt included in Tier II capital)	201,316,236	206,416,361

TOTAL BORROWINGS IN INDIA	521,686,335	669,799,595

II. Borrowings outside India
i) Capital instruments
Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier l capital)	15,106,107	17,244,895
Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier II capital)	43,926,075	49,944,301
Unsecured redeemable debentures/bonds (subordinated debt included in Tier II capital)	14,553,006	12,271,840
ii) Bonds and notes	294,843,311	342,264,313
iii) Other borrowings2	368,273,768	521,441,274

TOTAL BORROWINGS OUTSIDE INDIA	736,702,267	943,166,623

TOTAL BORROWINGS	1,258,388,602	1,612,966,218
1.	Includes borrowings guaranteed by Government of India amounting to Nil (March 31, 2011: Rs. 4,367.5 million).
2.	Includes borrowings guaranteed by Government of India for the equivalent of Rs. 16,358.1 million (March 31, 2011: Rs. 16,515.0 million)
3.
Secured Borrowings in I and II above are Rs. 77,175.5 million (March 31, 2011: Rs. 15,403.1 million) except borrowings under Collateralised Borrowing and Lending Obligation, market repurchase transactions with banks and financial institutions and transactions under Liquidity Adjustment Facility with RBI.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS
(Rs. in thousands)
		At
		March 31, 2011	March 31, 2012

I.	Bills payable	35,615,550	37,974,191
II.	Inter-office adjustments (net credit)	--	3,076,441
III.	Interest accrued	32,569,903	34,553,656
IV.	Sundry creditors	89,239,928	111,053,333
V.	Provision for standard assets	16,909,115	17,529,163
VI.	Others1	102,467,784	115,919,530

	TOTAL OTHER LIABILITIES AND PROVISIONS	276,802,280	320,106,314
1.	Includes:
a)	Proposed dividend amounting to Rs. 19,020.4 million (March 31, 2011: Rs. 16,125.8 million).
b)	Corporate dividend tax payable of Rs. 2,524.3 million (March 31, 2011: Rs. 2,254.2 million).

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA
(Rs. in thousands)
		At
		March 31, 2011	March 31, 2012

I.	Cash in hand (including foreign currency notes)	41,109,739	49,362,026
II.	Balances with Reserve Bank of India in current accounts	171,230,324	157,919,780

	TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	212,340,063	207,281,806

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

(Rs. in thousands)
	At
	March 31, 2011	March 31, 2012
I. In India
i) Balances with banks
a) in current accounts	5,864,648	3,901,946
b) in other deposit accounts	55,013,756	56,200,514
ii) Money at call and short notice
a) with banks	9,600,000	5,087,500
b) with other institutions	3,180,818	7,231,647

TOTAL	73,659,222	72,421,607

II. Outside India
i) in current accounts	25,140,674	25,520,589
ii) in other deposit accounts	11,408,038	35,288,381
iii) Money at call and short notice	71,304,622	71,050,500

TOTAL	107,853,334	131,859,470

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	181,512,556	204,281,077

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 8 - INVESTMENTS
 (Rs. in thousands)
	At
	March 31, 2011	March 31, 2012

I. Investments in India (net of provisions)
i) Government securities	732,979,973	993,524,949
ii) Other approved securities	356,398	4,250
iii) Shares (includes equity and preference shares) 1	41,536,041	41,536,762
iv) Debentures and bonds	206,459,725	254,442,730
v) Assets held to cover linked liabilities of life insurance business	588,265,347	578,173,746
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits, Rural Infrastructure Development Fund deposits and other related investment etc.)	388,530,238	410,125,260

TOTAL INVESTMENTS IN INDIA	1,958,127,722	2,277,807,697

II. Investments outside India (net of provisions)
i) Government securities	54,619,909	67,140,077
ii) Others	83,780,160	53,693,138

TOTAL INVESTMENTS OUTSIDE INDIA	138,400,069	120,833,215

TOTAL INVESTMENTS	2,096,527,791	2,398,640,912

III. Investments in India
Gross value of investments2	1,984,587,186	2,305,164,599
Less: Aggregate of provision/depreciation/(appreciation)	26,459,464	27,356,902

Net Investments	1,958,127,722	2,277,807,697

IV. Investments outside India
Gross value of investments	141,810,619	123,846,674
Less: Aggregate of provision/depreciation/(appreciation)	3,410,550	3,013,459

Net Investments	138,400,069	120,833,215

TOTAL INVESTMENTS	2,096,527,791	2,398,640,912
1.	Includes acquisition cost of investment in associates of Rs. 494.9 million (March 31, 2011: Rs. 578.7 million).
2.	Includes appreciation of Rs. 27,322.5 million (appreciation in March 31, 2011: Rs. 72,320.7 million) on investments held to cover linked liabilities of life insurance business.

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 9 - ADVANCES (net of provisions)
 (Rs. in thousands)
	At
	March 31, 2011	March 31, 2012

A. i) Bills purchased and discounted	70,301,265	59,774,883
ii) Cash credits, overdrafts and loans repayable on demand	307,352,546	322,483,353
iii) Term loans	2,057,775,362	2,319,891,049
iv) Securitization, finance lease and hire purchase receivables	124,763,964	219,104,894

TOTAL ADVANCES	2,560,193,137	2,921,254,179

B. i) Secured by tangible assets [includes advances against book debts]	1,922,059,342	2,426,141,317
ii) Covered by bank/government guarantees	27,057,409	13,869,020
iii) Unsecured	611,076,386	481,243,842

TOTAL ADVANCES	2,560,193,137	2,921,254,179

C. I. Advances in India
i) Priority sector	534,015,609	592,856,433
ii) Public sector	13,788,639	11,968,345
iii) Banks	1,810,607	154,618
iv) Others	1,132,200,854	1,290,662,186

TOTAL ADVANCES IN INDIA	1,681,815,709	1,895,641,582

II. Advances outside India
i) Due from banks	43,708,080	27,655,594
ii) Due from others
a) Bills purchased and discounted	11,610,861	6,357,136
b) Syndicated and term loans	752,209,407	845,174,352
c) Others	70,849,080	146,425,515

TOTAL ADVANCES OUTSIDE INDIA	878,377,428	1,025,612,597

TOTAL ADVANCES	2,560,193,137	2,921,254,179

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 10 - FIXED ASSETS
(Rs. in thousands)
	At
	March 31, 2011	March 31, 2012
I. Premises
At cost at March 31 of preceding year	28,681,193	45,902,791
Additions during the year1	18,438,137	1,656,184
Deductions during the year	(1,216,539)	(591,807)
Depreciation to date	(8,156,035)	(9,383,551)

Net block	37,746,756	37,583,617

II. Other fixed assets (including furniture and fixtures)
At cost at March 31 of preceding year	36,232,085	41,441,024
Additions during the year1	6,665,154	4,441,598
Deductions during the year	(1,456,215)	(746,961)
Depreciation to date	(26,862,655)	(30,793,785)

Net block	14,578,369	14,341,876

III. Assets given on Lease
At cost at March 31 of preceding year	17,760,500	17,510,087
Additions during the year	--	--
Deductions during the year	(250,413)	(543)
Depreciation to date, accumulated lease adjustment and provisions	(14,939,735)	(15,115,215)

Net block	2,570,352	2,394,329

TOTAL FIXED ASSETS	54,895,477	54,319,822
1.	Includes assets acquired from erstwhile The Bank of Rajasthan Limited.

SCHEDULE 11 – OTHER ASSETS
(Rs. in thousands)
	At
	March 31, 2011	March 31, 2012

I. Inter-office adjustments (net debit )	207,829	--
II. Interest accrued	49,240,460	53,644,915
III. Tax paid in advance/tax deducted at source (net)	37,124,889	38,176,875
IV. Stationery and stamps	109,751	10,308
V. Non-banking assets acquired in satisfaction of claims1	887,459	600,575
VI. Advance for capital assets	1,418,588	1,494,098
VII. Deposits	13,776,546	12,144,123
VIII. Deferred tax asset (net)	29,936,668	28,033,693
IX. Others2	99,507,443	122,031,732

TOTAL OTHER ASSETS	232,209,633	256,136,319
1.	Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.
2.	Includes goodwill on consolidation amounting to Rs. 1,432.3 million (March 31, 2011: Rs. 1,464.8 million)

ICICI Bank Limited and subsidiaries

Schedules forming part of the balance sheets (Continued)

SCHEDULE 12 - CONTINGENT LIABILITIES
(Rs. in thousands)
	At
	March 31, 2011	March 31, 2012

I. Claims against the Bank not acknowledged as debts	21,093,514	34,360,751
II. Liability for partly paid investments	128,050	128,050
III. Liability on account of outstanding forward exchange contracts1	2,550,667,789	3,672,103,795
IV. Guarantees given on behalf of constituents
a) In India	647,524,739	721,472,153
b) Outside India	182,021,705	243,307,639
V. Acceptances, endorsements and other obligations	393,972,235	569,297,814
VI. Currency swaps1	567,720,233	629,205,403
VII. Interest rate swaps, currency options and interest rate futures1	5,800,967,594	4,441,277,345
VIII. Other items for which the Group is contingently liable2	61,900,784	64,438,333

TOTAL CONTINGENT LIABILITES	10,225,996,643	10,375,591,283
1.	Represents notional amount.
2.
Includes an amount of Rs. 8,307.0 million (March 31, 2011: Rs. 1,653.8 million) pertaining to government securities settled after the balance sheet date, which are accounted as per settlement date method pursuant to RBI guidelines issued during the year ended March 31, 2011.

SCHEDULE 13 - INTEREST EARNED
(Rs. in thousands)
	Year ended
	March 31, 2010	March 31, 2011	March 31, 2012

I. Interest/discount on advances/bills	203,626,416	190,975,431	246,201,222
II. Income on investments	78,164,417	91,806,801	113,762,938
III. Interest on balances with Reserve Bank of India and other inter-bank funds	7,111,651	4,693,218	7,005,946
IV. Others 1,2	12,634,594	13,338,591	12,978,481

TOTAL INTEREST EARNED	301,537,078	300,814,041	379,948,587
1.	Includes interest on income tax refunds amounting to Rs. 846.4 million (March 31, 2011: Rs. 1,694.7 million).
2.	Includes interest and amortization of premium on non-trading interest rate swaps and foreign currency swaps.

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss accounts (Continued)

SCHEDULE 14 - OTHER INCOME
(Rs. in thousands)
	Year ended
	March 31, 2010	March 31, 2011	March 31, 2012

I. Commission, exchange and brokerage	60,039,038	65,977,918	63,154,629
II. Profit/(loss) on sale of investments (net)	10,359,185	6,215,295	6,510,262
III. Profit/(loss) on revaluation of investments (net)	3,923,447	(4,528,802)	(3,776,816)
IV. Profit/(loss) on sale of land, buildings and other assets (net)1	821,610	299,958	(37,180)
V. Profit/(loss) on foreign exchange transactions (net)	11,911,507	10,121,840	14,174,661
VI. Premium and other operating income from insurance business	204,757,832	236,030,257	204,877,907
VII. Miscellaneous income (including lease income)2	2,648,029	1,016,537	1,730,714

TOTAL OTHER INCOME	294,460,648	315,133,003	286,634,177
1.	Includes profit/(loss) on sale of assets given on lease.
2.	Includes share of profit/(loss) from associates.

SCHEDULE 15 - INTEREST EXPENDED
 (Rs. in thousands)
	Year ended
	March 31, 2010	March 31, 2011	March 31, 2012

I. Interest on deposits	135,093,359	113,151,705	152,730,907
II. Interest on Reserve Bank of India/inter-bank borrowings	18,644,064	16,826,306	19,575,112
III. Others (including interest on borrowings of erstwhile ICICI Limited)	53,554,438	63,447,674	77,826,436

TOTAL INTEREST EXPENDED	207,291,861	193,425,685	250,132,455

ICICI Bank Limited and subsidiaries
Schedules forming part of the profit and loss accounts (Continued)

SCHEDULE 16 - OPERATING EXPENSES
(Rs. in thousands)
	Year ended
	March 31, 2010	March 31, 2011	March 31, 2012

I. Payments to and provisions for employees	36,784,297	43,925,959	51,012,713
II. Rent, taxes and lighting	10,168,540	9,723,158	9,413,874
III. Printing and stationery	1,609,042	1,491,506	1,407,335
IV. Advertisement and publicity	4,421,935	3,874,585	4,264,149
V. Depreciation	6,212,233	6,607,680	6,291,795
VI. Depreciation (including lease equalization) on leased assets	1,416,505	789,135	422,579
VII. Directors' fees, allowances and expenses	27,868	33,590	36,126
VIII. Auditors' fees and expenses	148,042	160,924	159,975
IX. Law charges	1,396,354	810,340	842,420
X. Postages, telegrams, telephones, etc.	3,575,692	3,007,539	2,881,332
XI. Repairs and maintenance	6,685,665	6,677,282	6,705,334
XII. Insurance	1,885,845	1,994,829	2,131,595
XIII. Direct marketing agency expenses	2,413,170	2,578,556	2,573,896
XIV. Claims and benefits paid pertaining to insurance business	20,643,054	28,158,043	39,449,052
XV. Other expenses pertaining to insurance business	158,516,684	180,870,784	139,805,254
XVI. Other expenditure	21,427,455	22,320,635	28,123,029
TOTAL OPERATING EXPENSES	277,332,381	313,024,545	295,520,458

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Accounts

SCHEDULE 17

Significant accounting policies

Overview

ICICI Bank Limited (the Bank) together with its subsidiaries, joint ventures and associates (collectively, the Group) is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services

The Bank was incorporated in Vadodara, India and is a banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries, associates and joint ventures.

Entities, in which the Bank holds, directly or indirectly, more than 50.00% of the voting rights or where it exercises control, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21. Entities where the Bank, directly or indirectly, holds 20.00% to 50.00% of the voting rights and/or has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary. All significant inter-company accounts and transactions are eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority (IRDA), National Housing Bank (NHB), the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India (ICAI) and notified by the Companies (Accounting Standards) Rules, 2006 from time to time, as applicable to relevant companies and practices generally prevalent within the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the foreign subsidiaries are followed

The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed separately.

The preparation of consolidated financial statements requires management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Future results could differ from these estimates

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity4	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Bank Eurasia Limited Liability Company	Russia	Subsidiary	Banking	100.00%
4.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	100.00%
5.	ICICI Securities Holdings Inc.	USA	Subsidiary	Holding company	100.00%
6.	ICICI Securities Inc.	USA	Subsidiary	Securities broking	100.00%
7.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
8.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
9.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
10.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
11.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
12.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
13.	ICICI Prudential Pension Funds Management Company Limited6	India	Subsidiary	Pension fund management	100.00%
14.	ICICI Eco-net Internet and Technology Fund	India	Consolidated as per AS 21	Venture capital fund	92.12%
15.	ICICI Equity Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
16.	ICICI Emerging Sectors Fund	India	Consolidated as per AS 21	Venture capital fund	99.31%
17.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
18.	ICICI Kinfra Limited	India	Consolidated as per AS 21	Infrastructure development consultancy	76.00%
19.	ICICI Venture Value Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	54.35%
20.	I-Ven Biotech Limited	India	Consolidated as per AS 21	Investment in research and development of biotechnology	100.00%
21.	ICICI Prudential Life Insurance Company Limited1	India	Jointly controlled entity	Life insurance	73.86%
22.	ICICI Lombard General Insurance Company Limited1	India	Jointly controlled entity	General insurance	73.44%

Sr. no.	Name of the entity4	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
23.	ICICI Prudential Asset Management Company Limited1	India	Jointly controlled entity	Asset management company for ICICI Prudential Mutual Fund	51.00%
24.	ICICI Prudential Trust Limited1	India	Jointly controlled entity	Trustee company for ICICI Prudential Mutual Fund	50.80%
25.	TCW/ICICI Investment Partners Limited2	Mauritius	Jointly controlled entity	Asset management	50.00%
26.	Rainbow Fund3	India	Associate	Unregistered venture capital fund	23.98%
27.	Financial Inclusion Network & Operations Limited3	India	Associate	Support services for financial inclusion	27.26%
28.	I-Process Services (India) Private Limited3,5	India	Associate	Services related to back end operations	19.00%
29.	NIIT Institute of Finance Banking and Insurance Training Limited3	India	Associate	Education and training in banking and finance	18.79%
30.	ICICI Merchant Services Private Limited3	India	Associate	Merchant servicing	19.00%
31.	Mewar Aanchalik Gramin Bank3	India	Associate	Banking	35.00%

1.
The financial statements of these jointly controlled entities have been consolidated as per AS 21 on ‘consolidated financial statements’ consequent to the limited revision to AS 27 on ‘financial reporting of interests in joint ventures’.

2.	The entity has been consolidated as per the proportionate consolidation method as prescribed by AS 27 on ‘financial reporting of interests in joint ventures’.
3.	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘accounting for investments in associates in consolidated financial statements’.
4.	During the quarter ended December 31, 2011, Prize Petroleum Company Limited ceased to be an associate and accordingly has not been accounted as per the equity method as prescribed by AS 23.
5.
During the quarter ended December 31, 2011, I-Solutions Providers (India) Private Limited has been amalgamated with I-Process Services (India) Private Limited and therefore ceased to be an associate. Accordingly, it has not been accounted as per the equity method as prescribed by AS 23.

6.	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

The financial statements of Comm Trade Services Limited have not been consolidated under AS 21, since the investment is temporary in nature.

The financial statements of 3i Infotech Limited (3i Infotech) had not been consolidated under AS 23 till the year ended March 31, 2011, since the ICICI Group’s holding in 3i Infotech was temporary in nature. During the year, 3i Infotech was referred to the Corporate Debt Restructuring (CDR) Cell for restructuring of debt under the CDR scheme. Based on the approved CDR package, the holding of ICICI Group will increase from the current holding of 20.3%. Based on the continued intention of ICICI Group to reduce its stake below 20.0% in the near future and the restructuring arrangement, which provides for severe long-term restrictions, the results of 3i Infotech will continue not to be consolidated for the year ended March 31, 2012 as per AS 23.

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

•
For integral foreign operations, at weekly average closing rates with the resultant gain or loss accounted for in the profit and loss account. An integral foreign operation is a subsidiary, associate, joint venture or branch of the reporting enterprise, the activities of which are based or conducted in a country other than the country of the reporting enterprise but are an integral part of the reporting enterprise

•	For non-integral foreign operations, at the quarterly average closing rates with the resultant gains or losses accounted for as foreign currency translation reserve.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers’ Association of India (FEDAI) at the balance sheet date and the resulting profits/losses are included in the profit and loss account

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI at the balance sheet date and the resulting profits/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations.

The premium or discount arising on inception of forward exchange contracts in domestic operations that are entered to establish the amount of reporting currency required or available at the settlement date of a transaction is amortized over the life of the contract. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI, are revalued, based on the forward exchange rates implied by the swap curves for respective currencies. The resultant gains or losses are recognized in the profit and loss account.

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

•
Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Finance leases entered into prior to April 1, 2001 have been accounted for as per the Guidance Note on accounting for leases issued by ICAI. The finance leases entered post April 1, 2001 have been accounted for as per AS 19 on ‘leases’ issued by ICAI.

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

The Group follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered. The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada account for the cost of the options granted to employees by ICICI Bank using the fair value method based on binomial tree model. In the case of ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the fair value of the shares is determined based on an external valuation report.

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

Deferred tax assets are recognized and re-assessed at each reporting date, based on the management’s judgement as to whether their realization is considered as reasonably certain. However, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognized only if there is virtual certainty of realization of such assets.

In the consolidated financial statements, deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

5.	Claims and benefits paid

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognized on the date of intimation based on estimates from surveyors/insured in the respective revenue account. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realization. Estimated liability for outstanding claim is determined by the entity on the basis of ultimate amounts likely to be paid on each claim based on the past experience. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims IBNER. Estimated liability for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the appointed actuary of the entity.

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

The interest rates used for valuing the liabilities are in the range of 4.93% to 6.02% per annum (previous year – 6.16% to 6.86% per annum).

Mortality rates used are based on the published IALM (94 – 96) Ultimate Mortality Table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements. Per policy renewal expenses for regular premium policies are assumed to inflate at 5.20% (previous year – 5.90%)

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

Actuarial valuation of the gratuity liability for all the above funds is determined by an appointed actuary. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation fund

ICICI Bank contributes 15.0% of the total annual basic salary of certain employees to a superannuation fund for ICICI Bank employees. The employee gets an option on retirement or resignation to commute one-third of the total credit balance in his/her account and receive a monthly pension based on the remaining balance. In the event of death of an employee, his or her beneficiary receives the remaining accumulated balance. ICICI Bank also gives an option to its employees, allowing them to receive the amount contributed by ICICI Bank in their monthly salary during their employment.

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

Pension

The Bank provides for pension, a deferred retirement plan covering certain employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee’s years of service with the Bank and applicable salary. For erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan employees in service, separate pension funds are managed by the trust and the liability is funded as per actuarial valuation. The Bank purchases annuities from LIC and ICICI Prudential Life Insurance Company Limited as part of master policies for payment of pension to retired employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan.

Actuarial valuation of the pension liability for all the above funds is determined by an actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Employees covered by the pension plan are not eligible for employer’s contribution under the provident fund plan.

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

Actuarial valuation for the interest rate guarantee on the provident fund balances is determined by an actuary.

Leave encashment

The Group provides for leave encashment benefit, which is a long term defined benefit scheme, based on actuarial valuation conducted by an independent actuary.

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

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available or at Rs.1 as per RBI guidelines.

Securities are valued scrip-wise and depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, being unrealized, is ignored, while net depreciation is provided for.

d)	Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account.

e)
Profit/loss on sale of investments in the ‘Held to Maturity’ category is recognized in the profit and loss account and profit is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit/loss on sale of investments in ‘Available for sale’ and ‘Held for Trading’ categories is recognized in the profit and loss account.

f)
Market repurchase and reverse repurchase transactions, are accounted for as borrowing and lending transactions respectively in accordance with the extant RBI guidelines. The transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions from the three months ended March 31, 2012.

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

i)
The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

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

iii)
The Bank’s primary dealership and securities broking subsidiaries classify their investments as short-term and trading or as long-term investments. The securities held with the intention of holding for short-term and trading are classified as stock-in-trade and are valued at lower of cost or market value. The securities acquired with the intention of holding till maturity or for a longer period are classified as long-term investments and are carried at cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

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

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 15.18% of the total investments at March 31, 2012.

14.	Provisions/write-offs on loans and other credit facilities

a)
All credit exposures, including overdues arising from crystallised derivative contracts, are classified as per RBI guidelines, into performing and NPAs. Advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extent RBI guidelines are identified as NPAs at a borrower level. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

In the case of corporate loans, provisions are made for sub-standard and doubtful assets at the rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided for/written off as per the extant RBI guidelines. For advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. Provisions on homogeneous retail loans, subject to minimum provisioning requirements of RBI, are assessed at a borrower level on the basis of days past due.

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

g)
In the case of the Bank’s overseas banking subsidiaries, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 11.56% of the total loans at March 31, 2012.

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

The Canadian subsidiary has entered into securitization arrangements in respect of its originated mortgages. ICICI Bank Canada either retains substantially all the risk and rewards or retains control over these mortgages, hence these arrangements do not qualify for de-recognition accounting under their local accounting standards. It continues to recognize the mortgages securitized in the book of accounts and the amounts received through securitization are recognized as “Other borrowings”.

16.	Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis. The rates of depreciation for fixed assets, which are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956.

Depreciation on leased assets and leasehold improvements is recognized on a straight-line basis using rates determined with reference to the primary period of lease or rates specified in Schedule XIV of the Companies Act, 1956, whichever is higher.

Assets purchased/sold during the period are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

In case of the Bank, items costing up to Rs.5,000/- are depreciated fully over a period of 12 months from the date of purchase.

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

The following table sets forth, for the periods indicated, the computation of earnings per share.
Rupees in million, except per share data
	Year ended March 31, 2012	Year ended March 31, 2011
Basic
Weighted average no. of equity shares outstanding	1,152,338,322	1,137,988,639
Net profit	76,429.2	60,932.7
Basic earnings per share (Rs.)	66.33	53.54
Diluted
Weighted average no. of equity shares outstanding	1,155,591,617	1,143,267,823
Net profit	76,338.7	60,876.5
Diluted earnings per share (Rs.)	66.06	53.25
Nominal value per share (Rs.)	10.00	10.00
The dilutive impact is mainly due to options granted to employees by the Group.

2.	Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and their relatives.

Associates/other related entities

Financial Inclusion Network & Operations Limited, I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited (up to September 30, 2011)1, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, Prize Petroleum Company Limited (up to September 30, 2011), ICICI Foundation for Inclusive Growth, Rainbow Fund, ICICI Merchant Services Private Limited and Mewar Aanchalik Gramin Bank2.

1.	I-Solutions Providers (India) Private Limited has been amalgamated with I-Process Services (India) Private Limited during the three months ended December 31, 2011.
2.	With respect to an entity, which has been identified as a related party during the quarter ended September 30, 2010, transactions reported from the quarter ended September 30, 2010.

Key management personnel

Ms. Chanda Kochhar, Mr. Sandeep Bakhshi1, Mr. N. S. Kannan, Mr. K. Ramkumar, Mr. Rajiv Sabharwal2, Mr. Sonjoy Chatterjee3.

Relatives of key management personnel

Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kochhar, Mr. Mahesh Advani, Ms. Varuna Karna, Ms. Sunita Advani, Ms. Mona Bakhshi1, Mr. Sameer Bakhshi1, Ms. Rangarajan Kumudalakshmi, Ms. Aditi Kannan, Mr. Narayanan Raghunathan, Mr. Narayanan Rangarajan, Mr. Narayanan Krishnamachari, Ms. Narayanan Sudha, Mr. R. Shyam, Ms. R. Suchithra, Mr. K. Jayakumar, Ms. J. Krishnaswamy, Ms. Sangeeta Sabharwal2, Mr. Sanjiv Sabharwal2, Mr. Somnath Chatterjee3, Mr. Tarak Nath Chatterjee3, Ms.

Sunaina Chatterjee3, Ms. Nandini Chatterjee3
1. Transactions reported upto July 31, 2010.
2. Transactions reported with effect from June 24, 2010.
3. Transactions reported upto April 30, 2010.

The following were the significant transactions between the Group and its related parties for the year ended March 31, 2012. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

Insurance services

During the year ended March 31, 2012, the Group received insurance premium from associates/other related entities amounting to Rs. 17.8 million (March 31, 2011: Rs. 9.5 million), from key management personnel of the Bank amounting to Rs. 1.1 million (March 31, 2011: Rs. 0.2 million) and from relatives of key management personnel amounting to Rs. 0.1 million (March 31, 2011: Rs. 0.1 million). The material transactions for the year ended March 31, 2012 was with Financial Inclusion Network & Operations Limited amounting to Rs. 15.1 million (March 31, 2011: Rs. 7.7 million).

During the year ended March 31, 2012, the Group paid insurance claims to its associates/other related entities amounting to Rs. 0.4 million (March 31, 2011: Rs. 0.7 million). The material transactions for the year ended March 31, 2012 were with I-Process Services (India) Private Limited amounting to Rs. 0.4 million (March 31, 2011: Rs. 0.1 million) and with Financial Inclusion Network & Operations Limited amounting to Nil (March 31, 2011: Rs. 0.6 million).

Fees and commission and other income

During the year ended March 31, 2012, the Group received fees from its associates/other related entities amounting to Rs. 21.8 million (March 31, 2011: Rs. 0.9 million) and from key management personnel of the Bank amounting to Rs. 0.3 million (March 31, 2011: Nil) and from relatives of key management personnel amounting to Nil (March 31, 2011: Nil). The material transactions for the year ended March 31, 2012 were with ICICI Merchant Services Private Limited amounting to Rs. 18.7 million (March 31, 2011: Nil), NIIT Institute of Finance Banking and Insurance Training Limited amounting to Rs. 1.1 million (March 31, 2011: Rs. 0.8 million) and with Rainbow Fund amounting to Nil (March 31, 2011: Rs. 0.1 million).

Lease of premises, common corporate and facilities expenses

During the year ended March 31, 2012, the Group recovered from its associates/other related entities an amount of Rs. 38.4 million (March 31, 2011: Rs. 86.6 million) for lease of premises, common corporate and facilities expenses. The material transaction for the year ended March 31, 2012 was with ICICI Merchant Services Private Limited amounting to Rs. 38.4 million (March 31, 2011: Rs. 86.6 million).

Secondment of employees

During the year ended March 31, 2012, the Group recovered towards deputation of employees from its associates/other related entities an amount of Rs. 7.0 million (March 31, 2011: Rs. 32.7 million). The material transactions for the year ended March 31, 2012 were with I-Process Services (India) Private Limited amounting to Rs. 7.0 million (March 31, 2011: Rs. 3.8 million) and with ICICI Merchant Services Private Limited amounting to Nil (March 31, 2011: Rs. 24.4 million).

Brokerage, fees and other expenses

During the year ended March 31, 2012, the Group paid brokerage/fees and other expenses to its associates/other related entities amounting to Rs. 2,551.8 million (March 31, 2011: Rs. 1,987.2 million).

The material transactions for the year ended March 31, 2012 were with Financial Inclusion Network & Operations Limited amounting to Rs. 978.3 million (March 31, 2011: Rs. 922.1 million), ICICI Merchant Services Private Limited amounting to Rs. 953.9 million (March 31, 2011: Rs. 664.4 million) and with I-Process Services (India) Private Limited amounting to Rs. 606.5 million (March 31, 2011: Rs. 392.9 million).

Purchase of investments

During the year ended March 31, 2012, the Group invested in equity warrants of Financial Inclusion Network & Operations Limited amounting to Rs. 40.0 million (March 31, 2011: Nil).

Sale of investments

During the year ended March 31, 2012, the Group sold certain investments to its associates/other related entities amounting to Rs. 48.7 million (March 31, 2011: Nil). The material transaction for the year ended March 31, 2012 was with Mewar Aanchalik Gramin Bank amounting to Rs. 48.7 million (March 31, 2011: Nil).

Interest expenses

During the year ended March 31, 2012, the Group paid interest to its associates/other related entities amounting to Rs. 156.6 million (March 31, 2011: Rs. 79.5 million), to its key management personnel amounting to Rs. 2.0 million (March 31, 2011: Rs. 1.5 million) and to relatives of key management personnel amounting to Rs. 1.1 million (March 31, 2011: Rs. 0.7 million). The material transactions for the year ended March 31, 2012 were with Mewar Aanchalik Gramin Bank amounting to Rs. 128.9 million (March 31, 2011: Rs. 69.7 million) and with ICICI Merchant Services Private Limited amounting to Rs. 17.0 million (March 31, 2011: Rs. 3.2 million).

Interest income

During the year ended March 31, 2012, the Group received interest from its associates/other related entities amounting to Rs. 51.6 million (March 31, 2011: Rs. 7.0 million), from its key management personnel amounting to Rs. 0.5 million (March 31, 2011: Rs. 0.4 million) and from relatives of key management personnel amounting to Rs. 0.7 million (March 31, 2011: Rs. 0.7 million). The material transactions for the year ended March 31, 2012 were with ICICI Merchant Services Private Limited amounting to Rs. 48.0 million (March 31, 2011: Nil) and with Financial Inclusion Network & Operations Limited amounting to Rs. 3.5 million (March 31, 2011: Rs. 7.0 million).

Dividend paid

During the year ended March 31, 2012, the Bank paid dividend to its key management personnel amounting to Rs. 4.5 million (March 31, 2011: Rs. 4.2 million). The dividend paid during the year ended March 31, 2012 to Ms. Chanda Kochhar was Rs. 3.8 million (March 31, 2011: Rs. 3.2 million) and to Mr. N. S. Kannan was Rs. 0.7 million (March 31, 2011: Rs. 1.0 million). The dividend paid for the year ended March 31, 2011 to Mr. Sandeep Bakhshi was Rs. 0.04 million.

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank during the year ended March 31, 2012 was Rs. 111.3 million (March 31, 2011: Rs. 79.6 million). The remuneration paid for the year ended March 31, 2012 to Ms. Chanda Kochhar was Rs. 37.7 million (March 31, 2011: Rs. 25.2 million), to Mr. K. Ramkumar was Rs. 25.4 million (March 31, 2011: Rs. 17.6 million), to Mr. N. S. Kannan was Rs. 25.0 million (March 31, 2011: Rs. 15.8 million) and to Mr. Rajiv Sabharwal was Rs. 23.2 million (March 31, 2011: Rs. 9.0 million). The remuneration paid for the year ended March 31, 2011 to Mr. Sandeep Bakhshi was Rs. 7.7 million and to Mr. Sonjoy Chatterjee was Rs. 4.3 million.

Sale of fixed assets

During the year ended March 31, 2012, the Group sold fixed assets to its associates/other related entities amounting to Nil (March 31, 2011: Rs. 2.8 million). The material transaction for the year ended March 31, 2012 was with ICICI Merchant Services Private Limited amounting to Nil (March 31, 2011: Rs. 2.8 million).

Donation

During the year ended March 31, 2012, the Group has given donation to ICICI Foundation for Inclusive Growth amounting to Rs. 259.0 million (March 31, 2011: Rs. 97.0 million).

Related party balances

The following table sets forth, for the periods indicated, the balance payable to/receivable from its associates/other related entities.
Rs. in million
Items	At March 31, 2012	At March 31, 2011
Deposits with the Group	2,011.1	1,561.7
Advances	1,004.8	44.3
Investments of the Group in related parties	955.0	965.2
Investments of related parties in the Group	15.0	15.0
Receivables1	..	187.9
Payables1.	264.7	139.0
Guarantees issued by the Group.	0.1	0.1
1. Excludes mark-to-market on outstanding derivative transactions

The following table sets forth, for the periods indicated, the balance payable to/receivable from key management personnel:
Rs. in million, except number of shares
Items	At March 31, 2012	At March 31, 2011
Deposits	41.0	35.8
Advances	9.2	10.6
Investments	4.1	3.5
Employee Stock Options Outstanding (Nos.)	2,701,500	2,263,000
Employee Stock Options Exercised1	0.9	....
1. During the year ended March 31, 2012, 86,500 employee stock options were exercised, which have been reported at face value.

The following table sets forth, for the periods indicated, the balance payable to/receivable from relatives of key management personnel:
Rs. in million
Items	At March 31, 2012	At March 31, 2011
Deposits	19.8	13.3
Advances	7.4	7.7

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from key management personnel:
                       Rs. in million
Items	Year ended March 31, 2012	Year ended March 31, 2011
Deposits	64.0	45.4
Advances	10.7	11.1
Investments	4.1	3.5

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from relatives of key management personnel:
Rs. in million
Items	Year ended March 31, 2012	Year ended March 31, 2011
Deposits	29.3	22.3
Advances	9.2	9.1

3.	Employee stock option scheme (ESOS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 5% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options granted for fiscal 2003 and earlier years vest in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted from fiscal 2004 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted in April 2009 vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September, 2011 vest in a graded manner over a five years period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. As per the scheme, the exercise price of ICICI Bank’s options is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

In February, 2011, the Bank granted 3,035,000 options to eligible employees and whole-time Directors of ICICI Bank and certain of its subsidiaries at an exercise price of Rs. 967. Of these options granted, 50% would vest on April 30, 2014 and the balance 50% would vest on April 30, 2015. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. Based on intrinsic value of options, compensation cost of Rs. 20.9 million was recognized during the year ended March 31, 2012 (March 31, 2011 Rs. 2.9 million).

If ICICI Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2012 would have been higher by Rs. 1,816.1 million. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2012 are given below.

Risk-free interest rate	7.99 to 9.07% p.a
Expected life	6.35 to 6.98 years
Expected volatility	47.53 to 49.20% p.a
Expected dividend yield	1.26 to 1.60% p.a

The weighted average fair value of options granted during the year ended March 31, 2012 is Rs. 592.52 per option (March 31, 2011: Rs. 535.87).

A summary of the status of the Bank’s stock option plan is given below.
                                                                                                       Rs. except number of options
	Stock options outstanding
	Year ended March 31, 2012		Year ended March 31, 2011
Particulars	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding at the beginning of the year	20,529,387	779.72	18,763,460	689.50
Add: Granted during the year	4,060,600	1,104.82	5,514,600	972.00
Less: Lapsed during the year, net of re-issuance	448,372	798.77	1,005,536	871.95
Less: Exercised during the year	942,070	510.94	2,743,137	517.21
Outstanding at the end of the year	23,199,545	846.94	20,529,387	779.72
Options exercisable	12,019,655	745.26	10,197,137	682.72

In terms of the Scheme, 23,199,545 options (March 31, 2011: 20,529,387 options) granted to eligible employees were outstanding at March 31, 2012.

A summary of stock options outstanding at March 31, 2012 is given below.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
105-299	28,925	132.05	1.07
300-599	6,048,620	471.10	4.35
600-999	13,122,000	942.79	6.80
1,000-1,399	4,000,000	1,106.03	9.04

 A summary of stock options outstanding at March 31, 2011 is given below.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
105-299	95,086	137.13	1.07
300-599	6,906,951	466.85	5.30
600-999	13,426,350	942.54	7.78
1,000-1,399	101,000	1,084.59	7.94

The options were exercised regularly throughout the period and weighted average share price as per NSE price volume data during the year ended March 31, 2012 was Rs. 922.76 (March 31, 2011: Rs. 1,014.96).

ICICI Life:

ICICI Prudential Life Insurance Company has formulated various ESOS schemes, namely Founder I, Founder II, 2004-05, 2005-06, 2006-07 and 2007-08.

For ICICI Prudential Life Insurance Company there is no compensation cost for the year ended March 31, 2012 based on the intrinsic value of options. If the entity had used the fair value of options based on the binomial tree model, compensation cost for the year ended March 31, 2012 would have been higher by    Rs. 34.3 million (March 31, 2011: Rs. 90.9 million).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

  Rs. except number of options
	Stock options outstanding
	Year ended March 31, 2012		Year ended March 31, 2011
Particulars	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	13,565,154	210.87	14,827,086	210.73
Add: Granted during the year	....	....	....	....
Less: Forfeited/ lapsed during the year	414,481	302.84	943,666	257.84
Less : Exercised during the year	387,975	94.00	318,266	65.18
Outstanding at the end of the year	12,762,698	211.43	13,565,154	210.87
Options exercisable	11,240,148	185.89	8,768,885	161.34

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2012.

Range of exercise price (Rs. per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
30-400	12,762,698	211.43	5.10

ICICI General:

ICICI Lombard General Insurance Company has formulated various ESOS schemes to their employees. There is no compensation cost for the year ended March 31, 2012 based on the intrinsic value of options.

If the entity had used the fair value of options based on the binomial tree model, compensation cost for the year ended March 31, 2012 would have been higher by Rs. 167.2 million (March 31, 2011: Rs. 67.5 million).

The following table sets forth, the key assumptions used to estimate the fair value of options granted during the year ended March 31, 2012.

Risk-free interest rate	7.96-8.41% p.a.
Expected life	3-7 years
Expected volatility	17.00-84.89% p.a.
Expected dividend yield	0.80-2.85% p.a.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.
       Rs. except number of options
	Stock options outstanding
	Year ended March 31, 2012		Year ended March 31, 2011
Particulars	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	13,644,522	98.72	13,345,912	94.55
Add: Granted during the year	722,900	109.00	2,311,800	114.00
Less: Forfeited/ lapsed during the year	1,100,770	134.13	1,132,190	126.62
Less : Exercised during the year	817,390	47.23	881,000	43.17
Outstanding at the end of the year	12,449,262	99.33	13,644,522	98.72
Options exercisable	8,713,800	87.23	7,576,580	75.09

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2012.

Range of exercise price (Rs. per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
35 – 200	12,449,262	99.33	6.78

If the Group had used the fair value of options based on the binomial tree model, the compensation cost for the year ended March 31, 2012 would have been higher by Rs. 1,891.9 million (March 31, 2011:     Rs. 1,022.6 million) and the proforma consolidated profit after tax would have been Rs.74.54 billion (March 31, 2011: Rs. 59.91 billion). On a proforma basis, the Group’s basic earnings per share would have been Rs. 64.68 (March 31, 2011: Rs. 52.65) and diluted earnings per share would have been Rs. 64.42 (March 31, 2011: Rs. 52.35).

4.	Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

Rs. in million
Particulars	At March 31, 2012	At March 31, 2011
At cost at March 31 of preceding year	8,994.9	8,014.6
Additions during the year	1,206.3	1,185.5
Deductions during the year	(34.7)	(205.2)
Depreciation to date	(7,709.6)	(6,245.3)
Net block	2,456.9	2,749.6

5.	Assets on lease

5.1                 Assets taken under operating lease

The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.
Rs. in million
Particulars	At March 31, 2012	At March 31, 20110
Not later than one year	916.9	1,437.1
Later than one year and not later than five years	2,359.0	3,733.4
Later than five years	487.5	1,265.2
Total	3,763.4	6,435.7

5.2                 Assets under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

 Rs. in million
Particulars	At March 31, 2012	At March 31, 2011
Future minimum lease receipts
Present value of lease receipts	..	6.8
Unmatured finance charges	..	0.6
Total	..	7.4
Maturity profile of future minimum lease receipts
- Not later than one year	..	2.7
- Later than one year and not later than five years	..	4.7
- Later than five years	..	....
Total	..	7.4

5.3                 Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

                              Rs. in million
Particulars	At March 31, 2012	At March 31, 2011
Not later than one year	--	2.4
Later than one year and not later than five years	--	4.4
Later than five years	--	....
Total	--	6.8

6.	Preference shares

Certain government securities amounting to Rs. 2,578.1 million at March 31, 2012 (March 31, 2011: Rs. 2,563.8 million) have been earmarked against redemption of preference shares issued by the Bank, which fall due for redemption on April 20, 2018, as per the original issue terms.

7.	Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.
                                                                                                                     Rs. in million
Particulars	Year ended March 31, 2012	Year ended March 31, 2011
Provision for depreciation of investments	1,173.7	3,162.7
Provision towards non-performing and other assets	10,789.1	20,555.3
Provision towards income tax	25,711.4	25,126.5
Deferred tax adjustment	1,717.2	(4,441.6)
Provision towards wealth tax	61.5	30.2
Other provision and contingencies	2,100.6	1,881.8
Total provisions and contingencies	41,553.5	46,314.9

8.	Staff retirement benefits

Pension

The following tables set forth, for the periods indicated, reconciliation of opening and closing balance of the present value of the defined benefit obligation for pension benefits.

                                                                                                        Rs. in million
Particulars	Pension
	Year ended March 31, 2012	Year ended March 31, 2011
Opening obligations	8,842.9	1,748.7
Service cost	251.6	170.8
Interest cost	707.8	457.8
Actuarial (gain)/loss	2,329.8	607.0
Liabilities extinguished on settlement	(2,268.7)	(460.0)
Addition due to amalgamation	..	6,479.0
Benefits paid	(260.7)	(160.4)
Obligations at the end of the year	9,602.7	8,842.9

Opening plan assets, at fair value	8,467.4	1,839.9
Expected return on plan assets	652.9	156.5
Actuarial gain/(loss)	51.7	69.1
Assets distributed on settlement	(2,413.5)	(511.1)
Contributions	2,881.7	6,094.6
Addition due to amalgamation	..	978.8
Benefits paid	(260.7)	(160.4)
Closing plan assets, at fair value	9,379.5	8,467.4

Fair value of plan assets at the end of the year.	9,379.5	8,467.4
Present value of the defined benefit obligations at the end of the year.	9,602.7	8,842.9
Amount not recognized as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..
Asset/(liability)	(223.2)	(375.5)

Cost for the year
Service cost	251.6	170.8
Interest cost	707.8	457.8
Expected return on plan assets	(652.9)	(156.5)

                                                                                                        Rs. in million
Particulars	Pension
	Year ended March 31, 2012	Year ended March 31, 2011
Actuarial (gain)/loss	2,278.2	537.9
Curtailments & settlements (gain)/loss	144.8	51.1
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	..	(7.7)
Net cost	2,729.5	1,053.4

Actual Return on Plan Assets	704.6	225.7
Expected employer’s contribution next year	150.0	100.0

Investment details of plan assets
Majority of the plan assets are invested in Insurer Managed Funds,corporate bonds and Government of India securities.

Assumptions
Interest rate	8.35%	8.10%
Salary escalation rate
On Basic Pay	1.50%	1.50%
On Dearness Relief	7.00%	7.00%
Estimated rate of return on plan assets	8.00%	8.00%
Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return expected on investments of the Fund during the estimated term of the obligations.

Experience adjustment
                                                             Rs. in million
Particulars	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
Plan assets	9,379.5	8,467.4	1,839.9	2,145.3	1,490.1
Defined benefit obligations	9,602.7	8,842.9	1,748.7	1,932.2	1,678.1
Amount not recognized as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	....	....	7.7	51.2	....
Surplus/(deficit)	(223.2)	(375.5)	83.5	161.9	(188.0)
Experience adjustment on plan assets	51.7	69.1	(130.7)	144.8	(117.9)
Experience adjustment on plan liabilities	2,692.3	689.7	196.9	6.6	(121.9)

Gratuity

The following tables set forth, for the periods indicated, reconciliation of opening and closing balance of the present value of the defined benefit obligation for gratuity benefits of the Group.

                                      Rs. in million
Particulars	Gratuity
	Year ended March 31, 2012	Year ended March 31, 2011
Defined benefit obligation liability
Opening obligations	5,943.4	3,089.6
Add: Adjustment for exchange fluctuation on opening obligation	5.9	0.2
Adjusted opening obligations	5,949.3	3,089.8

  Rs. in million
Particulars	Gratuity
	Year ended March 31, 2012	Year ended March 31, 2011
Service cost	549.3	460.1
Interest cost	497.4	391.9
Actuarial (gain)/loss	(83.9)	(375.7)
Past service cost	..	10.2
Transitional obligation/(asset)	..	..
Addition due to amalgamation	..	2,773.1
Liability assumed on acquisition/(settled on divestiture)	23.5	3.7
Benefits paid	(677.7)	(409.7)
Obligations at the end of year	6,257.9	5,943.4

Opening plan assets, at fair value	5,855.8	3,073.1
Expected return on plan assets	438.7	278.9
Actuarial gain/(loss)	23.1	(90.5)
Addition due to amalgamation	..	803.0
Contributions	63.5	2,190.5
Asset acquired on acquisition/(distributed on divestiture)	20.9	10.5
Benefits paid	(677.7)	(409.7)
Closing plan assets, at fair value	5,724.3	5,855.8

Fair value of plan assets at the end of the year	5,724.3	5,855.8
Present value of the defined benefit obligations at the end of the year	6,257.9	5,943.4
Unrecognized past service cost	10.8	25.5
Amount not recognized as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	1.2	4.9
Asset/(liability)	(524.0)	(67.1)

Cost for the year
Service cost	549.3	460.1
Interest cost	497.4	391.9
Expected return on plan assets	(438.7)	(278.9)
Actuarial (gain)/loss	(107.0)	(285.2)
Past service cost	14.7	25.2
Losses/(gains) on "Acquisition/Divestiture"	0.2	(7.7)
Exchange fluctuation loss/(gain)	5.9	0.2
Transitional obligation/(Asset)	(0.3)	..
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	(3.6)	(43.0)
Net cost	517.9	262.7

Investment details of plan assets
Majority of the plan assets are invested in Insurer Managed Funds, corporate bonds and Government of India securities

Assumptions
Interest rate	8.25%- 9.10%	7.59%- 8.30%
Salary escalation rate	5.00%-10.00%	7.00%-10.00%
Estimated rate of return on plan assets	7.50%-8.00%	7.50%-8.00%
Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return expected on investments of the Fund during the estimated term of the obligations.

Experience adjustment
                                                                     Rs. in million
Particulars	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009	Year ended March 31, 2008
Plan assets	5,724.3	5,855.8	3,073.2	2,521.7	1,712.6
Defined benefit obligations	6,257.9	5,943.4	3,089.6	2,813.8	2,287.2
Amount not recognized as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	....	....	47.9	7.9	....
Surplus/(deficit)	(533.6)	(87.7)	(64.3)	(300.0)	(574.6)
Experience adjustment on plan assets	23.1	(90.5)	194.8	(149.3)	(4.0)
Experience adjustment on plan liabilities	119.4	(72.8)	(21.2)	(22.3)	(29.2)

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

The Group has provided for an amount of Rs. 17.8 million for the year ended March 31, 2012 towards interest rate guarantee on exempt Provident Fund on the basis of actuarial valuation.

Assumptions

Particulars	Year ended March 31, 2012
Discount rate for the term of the obligation	8.25%-8.30%
Average historic yield on the investment portfolio	8.34%-8.97%
Discount rate for the remaining term to maturity of the investment portfolio	8.55%
Expected investment return	8.09%-8.67%
Guaranteed rate of return	8.25%

The Group has contributed Rs. 1,558.2 million to provident fund for the year ended March 31, 2012 (March 31, 2011: Rs. 1,635.6 million) which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

9.	Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2012 amounted to Rs. 27,428.6 million (March 31, 2011: Rs. 20,684.9 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all international transactions are at arm’s length so that the above legislation will not have material impact on the financial statements.

10.	Deferred tax

At March 31, 2012 the Group has recorded net deferred tax asset of Rs. 28,033.7 million (March 31, 2011: Rs. 29,936.7 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.
                                                          Rs. in million
Particulars	At March 31, 2012	At March 31, 2011
Deferred tax asset
Provision for bad and doubtful debts	28,072.1	29,506.7
Capital loss	79.5	--
Others	3,853.9	4,972.1
Total deferred tax asset	32,005.5	34,478.8
Deferred tax liability
Depreciation on fixed assets	4,331.8	4,496.2
Others	47.8	63.6
Total deferred tax liability	4,379.6	4,559.8
Add: Net deferred tax asset/(liability) pertaining to foreign branches/foreign subsidiaries	407.8	17.7
Total net deferred tax asset/(liability)	28,033.7	29,936.7

At March 31, 2012, ICICI Prudential Life Insurance Company has created deferred tax asset on carry forward unabsorbed losses amounting to Rs. 860.3 million (March 31, 2011: Rs. 1,330.8 million) which can be set off against future taxable income. ICICI Lombard General Insurance Company has created deferred tax asset on carry forward unabsorbed losses amounting to nil (March 31, 2011: Rs. 305.8 million).

11.	Information about business and geographical segments

A.	Business segments for the year ended March 31, 2012

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

4.
Other banking business includes hire purchase and leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia LLC.

5.	Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

6.	General insurance represents results of ICICI Lombard General Insurance Company Limited.

7.	Venture fund management represents results of ICICI Venture Funds Management Company Limited.

8.
Others includes ICICI Home Finance Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners Limited, ICICI Kinfra Limited, ICICI West Bengal Infrastructure Development Corporation Limited (upto December 31, 2010), I-Ven Biotech Limited and ICICI Prudential Pension Funds Management Company Limited.

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

The results of reported segments for the year ended March 31, 2012 are not comparable with that of reported segments for the year ended March 31, 2011 to the extent entities have been discontinued from consolidation.

The following table sets forth, the business segment results for the year ended March 31, 2012.

Rs. in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Venture fund management	Others	Inter- segment adjustments	Total
1	Revenue	197,112.7	261,713.1	301,868.5	25,138.6	176,203.5	43,301.6	1,998.7	27,699.4	(368,453.3)	666,582.8
2	Segment results	5,499.9	62,077.3	22,441.1	3,928.2	14,137.2	(3,952.1)	915.9	7,192.7	(5,373.7)	106,866.5
3	Unallocated expenses										....
4	Income tax expenses (net)/(net deferred tax credit)										27,490.2
5	Net profit1 (2)- (3) - (4)										79,376.3
	Other information
6	Segment assets	697,767.7	1,940,355.9	2,014,832.9	515,748.1	714,507.2	103,370.1	2,672.3	171,432.8	(184,983.5)	5,975,703.5
7	Unallocated assets2										66,210.6
8	Total assets (6) + (7)										6,041,914.1
9	Segment liabilities	1,766,275.9	876,508.2	2,083,400.73	498,314.93	716,543.73	105,251.53	2,776.23	174,223.23	(184,983.5)	6,038,310.8
10	Unallocated liabilities										3,603.3
11	Total liabilities (9) + (10)										6,041,914.1
12	Capital expenditure	3,215.5	462.7	6.2	324.0	1,052.2	765.2	28.3	243.7	..	6,097.8
13	Depreciation and amortization	3,544.7	1,236.3	21.2	576.5	555.8	445.8	118.1	238.7	(22.7)	6,714.4

1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

The following table sets forth, the business segment results for the year ended March 31, 2011.
Rs. in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Venture fund management	Others	Inter- segment adjustments	Total
1	Revenue	159,734.9	193,232.7	238,563.1	28,356.6	212,294.1	35,179.5	1,962.3	27,731.3	(281,107.5)	615,947.0
2	Segment results	(5,141.9)	48,997.0	22,010.1	5,890.9	9,247.0	(823.4)	937.5	6,795.6	(4,015.8)	83,897.0
3	Unallocated expenses										....
4	Income tax expenses (net)/(net deferred tax credit)										20,715.1
5	Net profit 1 (2)- (3) - (4)										63,181.9
	Other information
6	Segment assets	668,931.2	1,600,958.8	1,713,812.3	522,586.4	688,215.0	80,621.4	2,336.4	162,742.7	(170,309.5)	5,269,894.7
7	Unallocated assets2										67,784.0
8	Total assets (6) + (7)										5,337,678.7
9	Segment liabilities	1,543,417.3	795,560.7	1,715,930.23	512,138.03	690,037.33	82,286.93	2,466.03	165,178.73	(170,309.5)	5,336,705.6
10	Unallocated liabilities										973.1
11	Total liabilities (9) + (10)										5,337,678.7
12	Capital expenditure	13,467.8	7,749.5	206.3	155.5	309.5	2,891.0	29.9	293.8	....	25,103.3
13	Depreciation and amortization	3,478.5	1,307.3	21.8	989.0	726.5	496.8	117.1	285.6	(25.8)	7,396.8

1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

B.	Geographical segments

The Group has reported its operations under the following geographical segments.

•	Domestic operations comprise branches and subsidiaries/joint ventures in India.

•	Foreign operations comprise branches and subsidiaries/joint ventures outside India and offshore banking unit in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

                           Rs. in million
Revenue	Year ended March 31, 2012	Year ended March 31, 2011
Domestic operations	600,630.9	553,305.3
Foreign operations	65,951.9	62,641.7
Total	666,582.8	615,947.0

                           Rs. in million
Assets	At March 31, 2012	At March 31, 2011
Domestic operations	4,698,080.0	4,128,281.6
Foreign operations	1,277,623.4	1,142,335.5
Total	5,975,703.4	5,270,617.1
Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

                     Rs. in million
	Capital expenditure incurred during the year ended		Depreciation provided on capital expenditure during the year ended
	March 31, 2012	March 31, 2011	March 31, 2012	March 31, 2011
Domestic operations	5,703.3	25,008.7	6,543.1	7,188.6
Foreign operations	394.5	94.6	171.3	208.2
Total	6,097.8	25,103.3	6,714.4	7,396.8

12.	Penalties/fines imposed by RBI and other banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2012 was Rs. 1,510,000 (March 31, 2011: Rs. 510,000). RBI imposed a penalty of Rs. 1,500,000 in April 2011 on the Bank towards non-compliance of certain instructions issued by RBI in respect of derivative business and in February 2012, RBI imposed a penalty of Rs. 10,000 under section 11(3) of FEMA, 1999 with regard to delay in reporting a FDI transaction. The Bank has paid the penalties to RBI.

13.	Small and Micro Industries

Under the Micro, Small and Medium Enterprises Development Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to enterprises covered under the Act. During the year ended March 31, 2012, the amount paid after the due date to vendors registered under the MSMED Act, 2006 was Rs. 7.1 million (March 31, 2011: Rs. 17.9 million). An amount of Rs. 0.1 million (March 31, 2011: Rs. 0.7 million) has been charged to profit & loss account towards accrual of interest on these delayed payments.

14.	Reconciliation of Nostro account

In terms of RBI circular no. DBOD.BP.BC.No. 133/21.04.018/2008-09 dated May 11, 2009, Rs. 3.2 million (March 31, 2011: Rs. 2.6 million) representing outstanding credit balances of individual value less than US$ 2,500 or equivalent lying in nostro account, which were originated up to March 31, 2002, was transferred to profit and loss account during the year ended March 31, 2012 and has been subsequently appropriated to General Reserve.

15.	Repurchase transactions

The Bank has started accounting for LAF transactions as borrowing and lending during the year ended March 31, 2012. If the bank had continued to account for LAF transactions as “sale and repurchase” at March 31, 2012, the investments would have been lower by Rs. 168,000.0 million and the borrowings would have been lower by Rs. 168,000.0 million.

16.	Contribution to Motor Third Party Insurance Pool by ICICI Lombard General Insurance Company Limited (ICICI General)

In accordance with IRDA guidelines, ICICI General, together with all other general insurance companies participated in the Indian Motor Third Party Insurance Pool (‘the Pool’), administered by the General Insurance Corporation of India (‘GIC’) from April 1, 2007. The Pool covers reinsurance of third party risks of commercial vehicles.

ICICI General ceded 100.0% of the third party premium collected to the Pool and recorded its share of results in the pool based of unaudited statement received from the Pool for the period from March 2011 up to February 2012 and on management’s estimate for March 2012. In accordance with regulations, the Pool had followed a policy of providing for Unexpired Risk Reserve at a minimum of 50.0% of the Pooled business. Accordingly company has carried forward 50.0% of current year premiums from the Pool as Unexpired Risk Reserve.

IRDA through its orders dated December 23, 2011, January 3, 2012 and March 22, 2012 has directed the dismantling of the Pool on a clean cut basis and advised recognition of the Pool liabilities as per the loss ratios estimated by GAD UK (‘GAD Estimates’) for underwriting years commencing from the year ended March 31, 2008 to year ended March 31, 2012, with the option to recognize the same over a three year period. ICICI General has decided to recognize the additional liabilities of the Pool in the current year and accordingly, the Bank’s consolidated net profit after tax for the year ended March 31, 2012 includes impact of additional Pool losses of Rs.  5,030.3 million in line with the Bank’s shareholding in ICICI General.

During the year ended March 31, 2011, IRDA had carried out independent assessment of the provision required and through its order dated March 12, 2011 directed all general insurance companies to make a provision of not less than 153.00% for each of the four years from the inception of the Pool (i.e. from 2007-08). Due to this, an additional provision of Rs. 2,720.0 million had been created by ICICI General in the year ended March 31, 2011. Accordingly, the Bank’s consolidated net profit after tax for the year ended March 31, 2011 included impact of additional losses on account of the Pool of Rs. 2,000.6 million.

17.	Transition from Canadian GAAP to IFRS by ICICI Bank Canada

Pursuant to the decision of Canadian Accounting Standards Board, ICICI Bank Canada has adopted International Financial Reporting Standards (IFRS) for preparation of its financial statements for periods beginning on or after January 1, 2011. Accordingly, its financial statements included in the consolidated financial statements were prepared in accordance with Canadian Generally Accepted Accounting Principles for previous periods and have been prepared as per IFRS with effect from April 1, 2011. The impact of Rs. 717.8 million on first time adoption of IFRS has been adjusted and shown in Schedule 2- Reserves and Surplus under balance in profit and loss account-others in the financials for the year ended March 31, 2012.

18.	Additional disclosure

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view of the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

19.	Comparative figures

Figures of the previous year have been re-grouped to conform to the current year presentation.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

B.	Additional Notes

1.	Reserves

Balance in profit and loss account: Represents the balance of profit after appropriations.

Statutory reserve: Represents reserve created as a percentage of the net profit before any other appropriation as required by the Banking Regulation Act, 1949. Every banking company in India is currently required to transfer not less than 25% of the net profit (before appropriations) to the “statutory reserve”.

Capital reserve: Represents amount of gains on sale of securities classified as held to maturity and gains on sale of land and building, net of tax and transfer to statutory reserves.

Securities premium: Represents amount of premium received on issue of share capital, net of expenses incurred on issue of shares.

Special reserve: Represents reserve maintained under the Income Tax Act, 1961 to avail tax benefits.

Foreign currency translation reserve: Represents exchange differences on translation of financial statements of non-integral foreign operations.

Revenue and other reserves: Represents reserves other than capital reserves and those separately classified.

Unrealized investment reserve: Represents unrealized gains/losses on venture capital investments.

Reserve fund: Represents appropriation made to reserve fund and investment fund account in accordance with regulations applicable to Sri Lanka branch.

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

The following table sets forth the residual contractual maturities of time deposits at March 31, 2012.
Rupees in million

Deposits maturing during the year ended March 31,
2013	1,279,276.3
2014	208,066.1
2015	74,819.6
2016	31,536.9
2017	24,018.8
Thereafter	14,021.4
Total time deposits	1,631,739.1

At March 31, 2012, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 1,021,020.9 million (March 31, 2011: Rs. 890,277.1 million).

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

The following table sets forth a listing of long-term debt at March 31, 2012, by maturity and interest rate profile.

Rupees in million
	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ended March 31,
2013	163,469.1	72,421.7	235,890.8
2014	32,815.5	92,089.9	124,905.4
2015	54,873.4	27,774.0	82,647.4
2016	77,494.7	21,285.7	98,780.4
2017	145,942.7	15,940.4	161,883.1
Thereafter	342,079.3	40,726.7	382,806.0
Total	816,674.7	270,238.4	1,086,913.1
Less: Unamortized debt issue costs			(713.2)
Total			1,086,199.9

Debt aggregating Rs. 16,358.1 million (March 31, 2011: Rs. 20,882.5 million) is guaranteed by the Government of India (GOI). Long-term debt is denominated in various currencies. At March 31, 2012, long-term debt comprises Indian rupee debt of Rs. 388,482.2 million (March 31, 2011: Rs. 431,436.0 million) and foreign currency debt of Rs. 697,717.7 million (March 31, 2011: Rs. 544,651.4 million).

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.

Rupees in million
	At March 31, 2012
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	344,051.3	9.6%	5.2% to 14.2%	6.0
Bonds eligible for statutory reserve requirements1	..	..	..	..
Borrowings from GOI	52.8	13.0%	13.0% to 13.0%	0.4
Refinance from financial institutions	8,038.6	8.9%	5.5% to 11.3%	1.3
Borrowings from other banks	11,893.9	10.9%	7.5% to 12.3%	1.3
Fixed deposits	20,945.6	9.3%	6.9% to 11.9%	0.7
Preference shares2	3,500.0	0.001%	0.001%	6.1
Total	388,482.2	9.5%		5.5
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

Rupees in million
	At March 31, 2011
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional /individual investors	340,273.2	9.4%	5.1% to 14.2%	6.7
Bonds eligible for statutory reserve requirements 1	4,367.5	11.9%	11.5% to 12.0%	0.6
Borrowings from GOI	299.6	12.5%	12.0% to 13.0%	0.6
Refinance from financial institutions	22,648.4	8.4%	5.5% to 11.3%	1.1
Borrowings from other banks	16,387.7	9.3%	8.3% to 10.5%	2.2
Fixed deposits	43,959.6	8.6%	6.3% to 12.4%	1.2
Preference shares2	3,500.0	0.001%	0.001%	7.1
Total	431,436.0	9.2%		5.6
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

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.

Rupees in million
	At March 31, 2012
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	385,752.9	5.7%	1.4% to 8.0%	3.9
Other borrowings	311,964.8	2.2%	0.5% to 6.8%	2.9
Total	697,717.7	4.2%		3.5

Rupees in million
	At March 31, 2011
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	351,837.0	5.4%	0.9% to 8.0%	4.0
Other borrowings	192,814.4	1.7%	0.7% to 6.8%	3.1
Total	544,651.4	4.1%		3.7

See note on “Schedule 18B- Additional note- Selected information from Indian GAAP financials” for assets pledged as securities for borrowings.

4.	Cash and cash equivalents

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Deposits with the Reserve Bank of India include Rs. 154,641.5 million (March 31, 2011: Rs. 166,103.2 million) maintained in accordance with the guidelines governing minimum cash reserve requirements at March 31, 2012. The balances maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

Deposits with other banks include Rs. 60,565.6 million (March 31, 2011: Rs. 51,876.9 million) towards deposits, which have maturities greater than 90 days.

5.	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.

Rupees in million
	At March 31, 2011				At March 31, 2012
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value

Held to maturity
Corporate debt securities	19,598.6	368.1	(622.9)	19,343.8	54,109.5	156.4	(483.6)	53,782.3
Government securities	506,703.5	1,071.0	(18,499.7)	489,274.8	783,175.6	468.7	(26,218.4)	757,425.9
Other securities	158,880.7	23.1	(59.6)	158,844.2	198,417.6	7.4	(29.7)	198,395.3
Total debt securities	685,182.8	1,462.2	(19,182.2)	667,462.8	1,035,702.7	632.5	(26,731.7)	1,009,603.5
Equity securities	513.8	..	..	513.8	517.3	..	..	517.4
Other securities	4,665.3	111.8	(357.4)	4,419.7	6,496.2	94.7	(350.0)	6,242.2
Total	690,361.9	1,574.0	(19,539.6)	672,396.3	1,042,716.2	727.2	(27,081.6)	1,016,363.1

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale:

Rupees in million
	At March 31, 2011				At March 31, 2012
	Amortized cost/cost	Gross unrealized gain	Gross Unrealized loss	Fair value	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value

Available for sale
Corporate debt securities	219,368.5	2,795.1	(3,443.6)	218,720.0	242,284.1	3,740.7	(3,265.3)	242,759.5
Government securities	201,062.5	81.4	(1,017.8)	200,126.1	227,890.3	250.1	(380.9)	227,759.5
Other securities	60,683.6	522.6	(495.8)	60,710.4	11,185.9	523.2	(87.9)	11,621.2
Total debt securities	481,114.6	3,399.1	(4,957.2)	479,556.5	481,360.3	4,514.0	(3,734.1)	482,140.2
Equity securities	24,848.6	4,229.8	(7,383.6)	21,694.8	29,646.0	5,626.0	(6,659.1)	28,612.9
Other securities	73,889.3	2,641.0	(10,033.8)	66,496.5	69,512.3	2,029.2	(8,733.8)	62,807.7
Total	579,852.5	10,269.9	(22,374.6)	567,747.8	580,518.6	12,169.2	(19,127.0)	573,560.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.

                                                                                                                                                              Rupees in million
	Year ended March 31,
	2010	2011	2012

Interest	20,048.5	26,694.7	30,687.9
Dividend	2,159.6	960.5	5,866.2
Total	22,208.1	27,655.2	36,554.1

Gross realized gain	10,343.1	8,037.3	8,198.7
Gross realized loss	(5,551.5)	(3,178.0)	(4,378.9)
Total	4,791.6	4,859.3	3,819.8

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.

Rupees in million
	Year ended March 31,
	2010	2011	2012

Interest and dividend	14,471.4	17,508.5	11,203.0
Realized gain/(loss) on sale of trading portfolio	(846.0)	683.6	1,157.1
Unrealized gain/(loss) on trading portfolio	1,760.1	(80.9)	335.2
Total	15,385.5	18,111.2	12,695.3

Maturity profile of debt securities

The following table sets forth, a listing of each category of held to maturity debt securities at March 31, 2012, by maturity.
         Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	7,536.1	7,489.3
One to five years	23,286.7	23,080.9
Five to ten years	18,600.1	18,534.1
Greater than ten years	4,686.6	4,678.0

Total corporate debt securities	54,109.5	53,782.3
Government securities
Less than one year	37,951.3	37,922.7
One to five years	246,594.4	241,040.8
Five to ten years	298,619.9	287,782.0
Greater than ten years	200,010.0	190,680.4

Total Government securities	783,175.6	757,425.9
Other securities
Less than one year	27,514.0	27,491.7
One to five years	106,125.1	106,125.1
Five to ten years	64,778.5	64,778.5
Greater than ten years	..	..
Total other securities	198,417.6	198,395.3
Total debt securities classified as held to maturity	1,035,702.7	1,009,603.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a listing of each category of available for sale debt securities at March 31, 2012, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	35,020.6	35,259.7
One to five years	88,389.8	88,195.0
Five to ten years	51,158.9	51,776.7
Greater than ten years	67,714.8	67,528.1
Total corporate debt securities	242,284.1	242,759.5

Government of India securities
Less than one year	176,377.2	176,285.8
One to five years	19,895.4	19,929.7
Five to ten years	30,427.2	30,382.5
Greater than ten years	1,190.5	1,161.5
Total Government of India securities	227,890.3	227,759.5

Other securities
Less than one year	4,350.4	4,325.6
One to five years	1,357.0	1,316.2
Five to ten years	3,325.9	3,305.4
Greater than ten years	2,152.6	2,674.0
Total other securities	11,185.9	11,621.2
Total debt securities classified as available for sale	481,360.3	482,140.2

6.	Repurchase transactions

The Group has undertaken repurchase and reverse repurchase transactions of Government securities during the year. These transactions are generally of a very short tenure and are undertaken with banks and other financial institutions as counterparties. Repurchase transactions and reverse repurchase transactions are each two-step transactions. In both types of transactions, the agreements for the first and the second steps are entered into concurrently.

Until March 31, 2010, the Group removed securities from its investment portfolio by selling them to banks or financial institutions in the first step of a repurchase transaction, in accordance with the Reserve Bank of India guidelines. The second step of a repurchase transaction entailed “reversing” the first step by repurchasing the sold securities. In the first step of a reverse repurchase transaction, by contrast, the securities were added to the Group’s investment portfolio by purchasing securities from banks or financial institutions. The second step of a reverse repurchase transaction entailed “reversing” the first step by selling the purchased securities.

Under the Reserve Bank of India guidelines, the original transferor of the securities (borrower of funds) continued to receive coupon payments on the securities, even while the repurchase transaction was open. The original transferor (borrower of funds) paid the agreed upon interest to the original transferee (lender of funds). Accordingly, upon completion of the second step, the net income impact of a repurchase transaction was recognition of interest expense in accordance with the terms of the repurchase agreement, whereas the net

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements income impact of a reverse repurchase transaction was recognition of interest income in accordance with the terms of the reverse repurchase agreement.

From April 1, 2010, the Reserve Bank of India changed the guidelines for transactions with banks and financial institutions (other than transactions made by the Bank under the Liquidity Adjustment Facility with the Reserve Bank of India). These non-Liquidity Adjustment Facility transactions are now treated as secured borrowings and lendings. For the last three months of fiscal 2012 (i.e., through March 31, 2012) the repurchase and reverse repurchase transactions with the Reserve Bank of India under the Liquidity Adjustment Facility are also accounted for as secured borrowings and lendings.

At March 31, 2012, outstanding borrowings under repurchase transactions with other banks and financial institutions amounted to Rs. 24,247.2 million (March 31, 2011: Rs. 21,897.1 million) and the outstanding lendings under reverse repurchase transactions with other banks and financial institutions amounted to Rs. 6,891.2 million (March 31, 2011: Rs. 124.0 million). At March 31, 2012, outstanding borrowings under Liquidity Adjustment Facility with the Reserve Bank of India amounted to Rs. 176,400.0 million (securities sold at March 31, 2011: Rs. 105,500.0 million) and the outstanding lendings under the Liquidity Adjustment Facility with Reserve Bank of India amounted to nil (securities purchased at March 31, 2011: nil).

During fiscal 2012, average borrowings under repurchase transactions with other banks and financial institutions amounted to Rs. 44,336.3 million (March 31, 2011: Rs. 57,466.3 million) and average lendings under reverse repurchase transactions with other banks and financial institutions amounted to Rs. 1,399.4 million (March 31, 2011: Rs. 2,006.9 million). During fiscal 2012, average borrowings under the Liquidity Adjustment Facility with the Reserve Bank of India amounted to Rs. 47,038.9 million (March 31, 2011: Rs. 43,330.1 million) and lending amounted to Rs. 1,432.8 million (March 31, 2011: Rs. 5,004.1 million).

7.	Loans

The following table sets forth, for the periods indicated, a listing of loans by category.

Rupees in million
	At March 31,
	2011	2012
Commercial loans	1,732,675.3	1,967,209.6
Term loans	1,384,406.4	1,590,792.6
Working capital facilities1	348,268.9	376,417.0
Consumer loans and credit card receivable	910,951.7	1,040,975.1
Mortgage loans	554,482.7	639,793.6
Other secured loans	259,230.1	316,927.6
Credit cards	48,539.3	45,993.1
Other unsecured loans	48,699.6	38,260.8
Lease financing2	6.8	..
Total gross advances	2,643,633.8	3,008,184.7
Provision for loan losses3	(83,440.7)	(86,930.5)
Total net advances	2,560,193.1	2,921,254.2
1.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.
2.	Lease financing activity includes leasing and hire purchase.
3.	Excludes provision on performing loans.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Commercial loans

Commercial loans comprise term loans and working capital facilities extended to corporate and other business entities. Commercial lending constitutes the largest category of the total loan portfolio.

Each commercial loan undergoes a detailed credit review process in accordance with the Bank’s credit policy. After disbursement, commercial loans are individually monitored and reviewed for any possible deterioration of the borrower’s ability to repay the loan. Term loans, including corporate finance and project finance loans, are typically secured by a first lien on the borrower’s fixed assets, which normally consist of property, plants, and equipment. Working capital facilities are typically secured by a first lien on the borrower’s current assets, which normally consist of inventory and receivables.

The overall economic condition affecting businesses impacts the Bank’s commercial loan portfolio. A prolonged slowdown in the Indian economy could adversely affect clients’ abilities to repay loans. In light of increasing international trade linkages, clients’ abilities to repay loans may also be negatively affected by adverse economic developments in the United States and other major economies. Unfavorable exchange rate movements may also increase clients’ debt burdens and adversely affect their abilities to repay loans.

Project financing term loans provided to the industrial and manufacturing sectors constitute a significant portion of the Bank’s commercial loan portfolio. Each client’s ability to repay these loans depends on the viability of the project financed which, in turn, depends on the timeliness of the project’s completion, the stability of government policies and changes in market demand.

Consumer loans

The Bank’s consumer loan portfolio comprises both secured loans and unsecured loans. Secured consumer loans constitute a significant majority of the Bank’s total consumer loan portfolio. Though the loans in the Bank’s secured loan portfolio are secured by first and exclusive liens on the assets financed, recoveries in case of default may be subject of delays up to several years, due to the protracted legal process in India. The challenge of collection, which is affected by the regulatory guidelines on collection practices, also affects recoveries. To mitigate risk, the Bank obtains direct debit mandates or post-dated checks on pre-specified dates for repayment of consumer installment loans.

Secured consumer loan portfolio

The Bank’s secured loan portfolio consists of mortgage loans, automobile loans, commercial vehicle loans and other secured loans.

The Bank’s mortgage loan portfolio includes mortgage loans made to individuals and business entities. Typically, mortgage loans are secured by first and exclusive liens on the financed properties. Borrower default risk is mitigated by rigorous credit review procedures. The Banks’ mortgage loan portfolio risk is driven primarily by interest rate movement, the loan-to-value ratios of the loans in the portfolio, the nature of the borrowers’ employment (e.g., salaried or self-employed) and the borrowers’ income levels.

The Bank’s automobile loan and commercial vehicle loan portfolios are also secured by first liens on the assets financed by the loans. Major factors affecting the performance of the automobile loan portfolio include the nature of the borrowers’ employment, the borrowers’ income levels, the loan-to-value ratios of the loans in the portfolio and the nature of the use of the financed vehicles. The Bank’s commercial vehicle loan portfolio risk is largely driven by fuel price, rate of economic activity and borrowers’ characteristics.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Borrowers’ abilities to repay farm equipment loans generally depend on the agriculture in India which, in turn, depends on the timing of monsoons.

Unsecured consumer loan portfolio

The Bank’s unsecured loan portfolio includes personal loans and credit cards. General economic conditions and other factors such as changes in unemployment rates, economic growth rates and borrowers’ income levels impact this portfolio.

Maturity profile of loans

The following table sets forth, for the periods indicated, the maturity profile of loans.

                                                        Rupees in million
	At March 31,
	2011	2012
Less than one year	747,501.8	837,595.1
One to five years	1,442,739.7	1,632,321.9
Greater than five years	369,951.6	451,337.2
Total	2,560,193.1	2,921,254.2

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

The following table sets forth, for the periods indicated, a listing of interest income on loans.

Rupees in million
	Year ended March 31,
	2010	2011	2012
Commercial loans1	93,368.4	107,150.8	154,014.7
Consumer loans and credit card receivables2	110,249.3	83,823.9	92,186.2
Lease financing3	8.7	0.7	0.3
Total	203,626.4	190,975.4	246,201.2
1.	Includes bills purchased and discounted, over drafts, cash credit, loans repayable on demand and term loans.
2.	Includes mortgage loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.
3.	Lease financing activity includes leasing and hire purchase.

Standard restructured loans

The Group classifies a loan as a restructured loan where it has made concessionary modifications that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. After restructuring, based on the satisfactory performance of the borrower over a period of time, the restructured account is upgraded and removed from this category. At March 31, 2012, the Group had committed to lend (includes fund-based commitments fungible with non fund-based facilities) Rs. 4,572.5 million (March 31, 2011: Rs. 2,439.9 million) to borrowers who are parties to restructurings.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, a listing of standard restructured loans.

                                                                                                       Rupees in million
	At March 31,
	2011	2012
Commercial loans
Term loans	17,378.4	43,872.6
Working capital loans1	1,307.6	2,326.6
Consumer loans
Mortgage loans	1,847.3	164.0
Other secured loans	..	..
Credit cards	..	..
Other unsecured loans	..	..
Lease financing2	..	..
Restructured loans, gross	20,533.3	46,363.2
Provision for loan losses	(940.5)	(4,446.9)
Restructured loans, net	19,592.8	41,916.3
1.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.
2.	Lease financing activity includes leasing and hire purchase.

The Bank classifies all credit exposures, including overdues arising from crystallized derivative contracts, into performing and non-performing loans as per Reserve Bank of India guidelines. Advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant Reserve Bank of India guidelines are identified as non-performing at a borrower level. In the case of Bank’s housing finance subsidiary, loans and other credit facilities are classified as per the National Housing Board guidelines into performing and non-performing loans. Further, non-performing loans are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by Reserve Bank of India/National Housing Board. Loans in the Bank’s overseas banking subsidiaries are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated.

The following table sets forth a listing of non-performing loans including non-standard restructured loans.

                                                                                                       Rupees in million
	At March 31,
	2011	2012
Commercial loans
Term loans	16,784.6	19,845.5
Working capital loans1	22,217.4	19,048.3
Consumer loans
Mortgage loans	10,190.5	9,231.8
Other secured loans	20,833.1	17,125.9
Credit cards	22,054.2	21,006.9
Other unsecured loans	18,699.7	19,991.0
Lease financing2	..	..
Non-performing loans, gross	110,779.5	106,249.4
Provision for loan losses	(79,217.3)	(79,334.4)
Non-performing loans, net	31,562.2	26,915.0
1.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.
2.	Lease financing activity includes leasing and hire purchase.
3.	Identification of loans as non-performing/impaired is in line with guidelines issued by regulators of respective subsidiaries.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Provision for loan losses

The Bank and its housing finance subsidiary hold specific provisions against non-performing loans and general provision against performing loans. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans held by the Bank are higher than the minimum regulatory requirements. The Bank’s overseas banking subsidiaries maintain allowances for credit losses at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but are not yet identifiable. The Bank makes provision on assets that are restructured/rescheduled in accordance with the applicable RBI guidelines on restructuring of advances by Banks.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on restructured loans.

                                                                                                       Rupees in million
	Year ended March 31,
	2010	2011	2012

Provision for loan losses at the beginning of the year	1,616.2	2,758.5	940.5
Provision for loan losses made during the year	2,559.8	724.6	3,894.1
Reduction/write-back of excess provision1	(1,417.5)	(2,542.6)	(387.7)
Provision for loan losses at the end of the year	2,758.5	940.5	4,446.9
1.	Includes provisions on restructured loans which were upgraded during the period.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on non-performing loans including non-standard restructured loans.

Rupees in million
	Year ended March 31,
	2010	2011	2012

Provision for loan losses at the beginning of the year	51,690.3	58,218.3	79,217.3
Provision for loan losses made during the year	43,117.2	29,035.2	22,069.7
Write-off/write-back of excess provision	(36,589.2)	(8,036.2)	(21,952.6)
Provision for loan losses at the end of the year	58,218.3	79,217.3	79,334.4

The following table sets forth the movement in the provision for loan losses on non-performing loans including non-standard restructured loans for the year ended March 31, 2012.

Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	22,710.5	56,506.8	..	..	79,217.3
Add: Provisions for loan losses	8,230.8	13,838.9	..	..	22,069.7
Less: Utilized for write-off of loans	(4,930.4)	(6,637.9)	..	..	(11,568.3)
Less: Write back of excess provisions	(3,604.1)	(6,780.2)	..	..	(10,384.3)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	22,406.8	56,927.6	..	..	79,334.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	7,526.1	70.0	..	17,529.2	25,125.3
C. Aggregate provision for loan losses at the end of the year (A) + (B)	29,932.9	56,997.6	..	17,529.2	104,459.7
Ending balance: individually evaluated for impairment	29,932.9	56,997.6	..	..	86,930.5
Ending balance: collectively evaluated for impairment	..	..	..	17,529.2	17,529.2
Ending balance: loan acquired with deteriorated credit quality	..	..	..	..

The following table sets forth the movement in the provision for loan losses on non-performing loans including non-standard restructured loans for the year ended March 31, 2011.

Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	16,131.5	42,086.8	..	..	58,218.3
Add: Provisions for loan losses	9,338.5	19,696.7	..	..	29,035.2
Less: Utilized for write-off of loans	(759.2)	(617.4)	..	..	(1,376.6)
Less: Write back of excess provision	(2,000.3)	(4,659.3)	..	..	(6,659.6)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	22,710.5	56,506.8	..	..	79,217.3
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	4,082.1	141.2	..	16,909.1	21,132.4
C. Aggregate provision for loan losses at the end of the year (A) + (B)	26,792.6	56,648.0	..	16,909.1	100,349.7
Ending balance: individually evaluated for impairment	26,792.6	56,648.0	..	..	83,440.6
Ending balance: collectively evaluated for impairment	..	..	..	16,909.1	16,909.1
Ending balance: loan acquired with deteriorated credit quality	..	..	..	..	..

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the aging analysis of past due performing loans for the year ended March 31, 2012.

Rupees in million
Particulars	Current1	31 to 60	61 to 90	Above 90 days 2	Total past due 3
Commercial loans
Term loans	1,500,805.7	46,129.5	21,421.7	2,590.3	70,141.5
Working capital facilities4	350,573.0	5,196.7	1,599.0	..	6,795.7
Consumer loans
Mortgage loans	621,454.9	4,710.7	3,850.8	545.3	9,106.8
Other secured loans	294,993.1	2,331.3	1,325.1	1,152.2	4,808.6
Credit cards	24,464.0	275.3	246.9	..	522.2
Other unsecured loans	18,086.1	104.9	78.8	..	183.7
Lease financing	..	..	..	..	..
Total	2,810,376.8	58,748.4	28,522.3	4,287.8	91,558.5
1.	Loans up to 30 days past due are considered current.
2.	Includes loan guaranteed by government and crop related agriculture loans overdue less than 360 days.
3.	The amount disclosed represents entire account level outstanding and not the overdue amount only.
4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

The following table sets forth the aging analysis of past due performing loans for the year ended March 31, 2011.

Rupees in million
Particulars	Current1	31 to 60	61 to 90	Above 90 days 2	Total past due 3
Commercial loans
Term loans	1,352,822.1	8,259.0	3,822.6	2,718.0	14,799.6
Working capital facilities4	322,483.7	2,750.3	430.6	386.9	3,567.8
Consumer loans
Mortgage loans	533,103.1	5,981.3	4,947.1	260.7	11,189.1
Other secured loans	226,930.9	5,516.2	4,572.3	1,377.6	11,466.1
Credit cards	25,276.4	671.7	537.0	..	1,208.7
Other unsecured loans	29,194.4	429.7	375.8	..	805.5
Lease financing	6.8	..	..	..	..
Total	2,489,817.4	23,608.2	14,685.4	4,743.2	43,036.8
1.	Loans up to 30 days past due are considered current.
2.	Includes loan guaranteed by government and crop related agriculture loans overdue less than 360 days.
3.	The amount disclosed represents entire account level outstanding and not the overdue amount only.
4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the recorded investment in non-performing loans for the year ended March 31, 2012.

 Rupees in million
	Total recorded investment in non-performing loans (Net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated (net of provision)	Unpaid principal amount
Commercial loans
Term loans	10,400.8	10,400.8	..	19,845.5
Working capital facilities	6,086.2	6,086.2	..	19,048.3
Consumer loans
Mortgage loans	5,588.7	5,588.7	..	9,231.8
Other secured loans	4,071.5	4,071.5	..	17,125.9
Credit cards	526.5	526.5	..	21,006.9
Other unsecured loans	241.3	241.3	..	19,991.0
Lease financing	..	..	..	..
Total	26,915.0	26,915.0	..	106,249.4

The following table sets forth, the recorded investment in non-performing loans for the year ended March 31, 2011.

 Rupees in million
	Total recorded investment in non-performing loans (Net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated (net of provision)	Unpaid principal amount
Commercial loans
Term loans	8,827.4	8,827.4	..	16,784.6
Working capital facilities	7,464.2	7,464.2		22,217.4
Consumer loans			..
Mortgage loans	7,359.5	7,359.5	..	10,190.5
Other secured loans	5,456.5	5,456.5	..	20,833.1
Credit cards	1,447.3	1,447.3	..	22,054.2
Other unsecured loans	1,007.3	1,007.3	..	18,699.7
Lease financing	..	..	..	..
Total	31,562.2	31,562.2	..	110,779.5

The Group has a comprehensive framework for monitoring credit quality of its corporate and retail loans based on internal ratings. For majority of the portfolio, the credit rating of every borrower/portfolio is being reviewed at least annually. For the purpose of disclosure, the Group has used internal ratings as credit quality indicator.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a description of internal rating grades linked to the likelihood of loss associated with each rating grade:

Grade	Definition
(I) Investment grade	Entities/obligations are judged to offer moderate to high safety with regard to timely payment of financial obligations.
AAA, AA+, AA, AA-, S1-S4, 1,2A-C	Entities/obligations are judged to offer high safety with regard to timely payment of financial obligations.
A+, A, A-, S5-S7, 3A-C	Entities/obligations are judged to offer an adequate degree of safety with regard to timely payment of financial obligations.
BBB+, BBB and BBB-, S8, 4A-C	Entities/obligations are judged to offer moderate safety with regard to timely payment of financial obligations.
(II) Below investment grade (BB and B, 5, 6)	Entities/obligations are judged to carry inadequate safety with regard to timely payment of financial obligations.

The following table sets forth, for the period indicated, credit quality indicators of net loans.

Rupees in million
	Year ended March 31, 2011	Year ended March 31, 2012
Rating grades
Investment grade	2,205,893.2	2,559,370.2
AAA, AA+, AA, AA-, S1-S4, 1, 2 A-C	737,875.2	741,138.1
A+, A, A-, S5-S7, 3 A-C	727,321.5	835,315.4
BBB+, BBB and BBB-, S8, 4 A-C	740,696.5	982,916.7
Below investment grade	232,118.1	296,270.0
Unrated1	122,181.8	65,614.1
Net loans	2,560,193.1	2,921,254.2
1.	For year ended March 31, 2011 includes loans of Rs. 53,973.2 million, acquired from Bank of Rajasthan as Bank of Rajasthan used a different rating methodology.

8.	Financial assets transferred during the year to securitization company (SC)/reconstruction company (RC)

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

The following table sets forth, for the periods indicated, the details of the assets transferred.

Rupees in million, except number of accounts
	Year ended March 31,
	2010	2011	2012

Number of accounts1	55,160	..	2
Aggregate value (net of provisions) of accounts sold to SC/RC	7,617.9	..	44.4
Aggregate consideration	7,866.7	..	94.1
Additional consideration realized in respect of accounts transferred in earlier years2	..	..	..
Aggregate gain/(loss) over net sale value	248.8	..	49.7
1	Excludes accounts previously written-off.
2
During the year ended March 31, 2012, Asset Reconstruction Company (India) Limited (ARCIL) fully redeemed six security receipts. The Bank incurred net loss of Rs. 950.6 million on such redemptions (March 31, 2011: Rs. 67.6 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

In fiscal 2010, the Bank primarily sold a larger number of small value personal loans and vehicle loans, which have lower net book value (net of provision). In fiscal 2011, the Bank sold credit card receivables, which were fully written-off. In fiscal 2012, the Bank sold 2 corporate loans with aggregate book value (net of provision) of Rs. 44.4 million.

9.	Details of non-performing assets sold, excluding those sold to SC/RC

The Bank has sold certain non-performing assets in terms of the guidelines issued by Reserve Bank of India on such sale.

The following table sets forth, for the periods indicated, the details of non-performing assets sold, excluding those sold to SC/RC.

Rupees in million, except number of accounts
	Year ended March 31, 2010	Year ended March 31, 2011	Year ended March 31, 2012
No. of accounts	7,428	..	1
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	479.0	..	642.0
Aggregate consideration	463.6	..	641.0
Aggregate gain/(loss) over net book value	(15.4)	..	(1.0)

During fiscal-2010, the Bank sold certain retail non-performing loans (comprising commercial vehicle loans, two-wheeler loans and personal loans) to non-banking finance companies in India as part of its overall strategy of managing the portfolio of retail non-performing loans. In fiscal 2012, the Bank sold one corporate loan.

10.	Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors affect groups of counter-parties whose aggregate credit exposure is material in relation to Group’s total credit exposure. The Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Group is subject to supervision guidelines for consolidated accounts issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure, totaled approximately Rs. 1,025,751.4 million at March 31, 2012 which represent 129.9% of the capital funds (March 31, 2011: Rs. 1,008,725.0 million which represent 136.1% of the capital funds). The single largest exposure (non-bank) at March 31, 2012 was Rs. 96,088.7 million which represents 12.2% of the capital funds (March 31, 2011: Rs. 88,028.9 million which represent 11.9% of the capital funds).

The largest group of companies under the same management control accounted for approximately 30.3% of the capital funds at March 31, 2012 (March 31, 2011: approximately 28.9% of the capital funds).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

11.	Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 1,054,212.9 million (includes fund-based commitments fungible with non fund-based facilities) at March 31, 2012 (March 31, 2011: Rs. 956,774.4 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

12.	Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated to Rs. 4,679.3 million at March 31, 2012 (March 31, 2011: Rs. 3,852.4 million).

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

The Bank measures and monitors risk of its derivatives portfolio using such risk metrics as Value at Risk (VAR), stop loss limits and relevant risk measures for options. Risk reporting on derivatives forms an integral part of the management information system.

The use of derivatives for hedging purposes under Indian GAAP is governed by the hedge policy approved by Asset Liability Management Committee (ALCO). Subject to prevailing RBI guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the hedge itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting. Derivatives for market making purpose are marked to market and the resulting gain/loss is recorded in the profit and loss account. The premium on option contracts is accounted for as per Foreign Exchange Dealers Association of India (FEDAI) guidelines.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Credit exposure on interest rate and currency derivative transactions (both trading and hedging), other than contracts with an original maturity of less than or equal to 14 days, is computed using the Current Exposure Method according to Reserve Bank of India guidelines, which is arrived at by adding up the positive mark-to-market values and the potential future exposure of these contracts. According to the Reserve Bank of India guidelines, the potential future exposure is determined by multiplying the notional principal amount of each of these contracts (irrespective of whether the mark-to-market value of these contracts is zero, positive or negative value) by the relevant add-on factor, ranging from 0.5% to 15%, according to the type of contract and residual maturity of the instrument. The credit exposure for a single currency floating/floating interest rate swaps and options sold is calculated based on a positive mark-to-market value of these instruments. The credit exposure for unfunded credit derivatives is computed as the total of outstanding notional value of the contract and positive mark-to-market value. Credit exposure on unfunded credit derivatives has been computed in accordance with Reserve Bank of India guidelines. Credit exposure on issuer on account of unfunded credit derivatives is computed according to the current exposure method under Basel II framework. In the case of sell protection trades the entire unpaid premia is treated as an exposure on the protection buyer and in case of buy protection trades exposure is reckoned as the sum of the current mark-to-market value, if positive (zero, if mark-to-market value is negative) and the potential future exposure. The potential future exposure is determined by multiplying the notional principal amount of each of these contracts (irrespective of whether the mark-to-market value of these contracts is zero, positive or negative value) by the relevant add-on factor, ranging from 10% to 20%, according to the rating of reference obligation. In case of collateralised buy protection trades, no exposure is reckoned to the extent of collateral available. Credit exposure on reference obligation on account of unfunded credit derivatives is determined as the entire notional of outstanding contracts. In case of two completely identical opposite positions in unfunded credit derivatives forming a hedged position no exposure is reckoned against the reference entity. The credit exposure for equity futures and options is computed based on the market value and open quantity of the contracts at the balance sheet date. The credit exposure for equity futures and options is computed based on the market value and open quantity of the contracts at the balance sheet date.

Derivative transactions are covered under International Swaps and Derivatives Association (ISDA) master agreements with the respective counter parties. The exposure on account of derivative transactions is computed as per RBI guidelines.

The following table sets forth the details of the notional amounts, marked to market position, gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2012.

  Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives3	Credit exposure
Interest rate derivatives1	3,500,936.9	33,419.2	(30,621.2)	2,853.4	63,051.4
Currency derivatives (including foreign exchange derivatives)2	4,834,523.8	153,928.8	(125,158.3)	(390.6)	298,557.4
Equity derivatives	171.1	..	(0.2)	23.1	171.1
Un-funded credit derivatives	11,103.1	240.2	(275.0)	519.6	11,378.4
1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.
3.	The Bank has additionally recorded a gain of Rs. 226.8 million due to recoveries of credit losses booked in earlier years.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the details of the notional amounts, marked to market position, gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2011.

Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives3	Credit exposure
Interest rate derivatives1	4,756,960.3	45,943.4	(45,992.5)	(2,423.9)	85,814.5
Currency derivatives (including foreign exchange derivatives)2	3,804,748.2	98,132.5	(91,037.7)	8,543.2	223,108.2
Equity derivatives	1,179.7	4.4	(3.8)	1.8	185.6
Un-funded credit derivatives	29,417.7	325.7	(483.6)	1,007.3	29,342.3
1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.
3.	The Bank has additionally recorded a loss of Rs. 271.1 million due to credit losses.

The following table sets forth the details of the notional amounts, marked to market position and credit exposure of hedging derivatives for the year ended March 31, 2012.

                                       Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives1	324,968.3	24,476.5	(204.5)	29,141.2
Currency derivatives (including foreign exchange derivatives)2	25,310.6	1,359.9	(32.5)	2,501.6
1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

The following table sets forth the details of the notional amounts, marked to market position and credit exposure of hedging derivatives for the year ended March 31, 2011.

                                       Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives1	285,658.1	17,637.7	(2,356.5)	22,146.7
Currency derivatives (including foreign exchange derivatives)2	33,223.2	1,679.9	(435.4)	4,007.0
1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

The gains/(losses) on hedged items arising from changes in fair value for the year ended March 31, 2012 and March 31, 2011 amounted to Rs. (10,013.8) million and Rs. (1,883.0) million respectively and gains/(losses) on corresponding hedging instruments arising from changes in fair value during the year ended March 31, 2012 and March 31, 2011 amounted to Rs. 9,721.0 million and Rs. 2,603.8 million respectively.

The Group has also hedged the foreign currency exposure of its net investment in foreign operations through forex forward contracts of a notional amount of Rs. 44,488.0 million at March 31, 2012. The gross positive and negative fair values of these hedging instruments were Rs. 141.5 million and Rs. (76.8) million respectively and the credit exposure was Rs. 1,031.2 million at March 31, 2012.

The Group deals in credit derivative instruments including credit default swaps, credit linked notes, collateralized debt obligations and principal protected structures. The portfolio has exposure to corporate and

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements financial institutions as the underlying reference entities and has an average maturity of less than two years. These instruments, which contain credit-risk-related contingent features, require the Group to make payments to the counterparty in case of various credit events like bankruptcy, insolvency, payment default and delinquency of the underlying asset.

The Group has transacted in such structures in order to benefit from the possible higher yields, with a good understanding of the risks associated with the reference entities underlying the structures and the flexibility to select tenors for exposures as compared to cash products, amongst others. The risk with respect to such products is governed by our limit structure, which stipulates the size of the portfolio, rating profile, tenor, etc.

The notional principal amount of these credit derivatives outstanding at March 31, 2012, excluding accrued interest of Rs. 62.4 million (Rs. 297.8 million at March 31, 2011), was Rs. 1,526.3 million in funded instruments (Rs. 18,157.7 million at March 31, 2011) and Rs. 11,103.1 million in non-funded instruments (Rs. 29,417.7 million at March 31, 2011) which includes Rs. 50.0 million of protection bought by the Group (Rs. 223.0 million at March 31, 2011). In case of funded instruments, the Group deposits an amount with the protection buyer for protection sold in accordance with the contractual terms. The net mark-to-market loss on the portfolio at March 31, 2012, determined based on the internal models using inputs from market sources such as Bloomberg/Reuters, and Fixed Income Money Markets & Derivatives Association of India, was Rs. 102.2 million (Rs. 708.5 million at March 31, 2011), which has been fully provided for through profit and loss account. The profit and loss impact on the above portfolio on account of mark-to-market and realized gains/losses during the year ended March 31, 2012 was a net profit of Rs. 714.7 million (Rs. 182.3 million for March 31, 2011). At March 31, 2012, the Group’s maximum amount of future payment towards funded and unfunded credit derivatives was Rs. 12,579.4 million.

At March 31, 2012, the fair value of non-funded credit derivatives that were in net liability position was Rs. 90.9 million (Rs. 271.6 million at March 31, 2011). For these credit derivatives, the Group did not post any collateral with counterparties. If the credit risk related contingent features underlying these instruments had been triggered on March 31, 2012, the Group would not have been required to post any collateral to the counterparties but would have been required to pay Rs. 11,053.1 million (Rs. 29,194.7 million at March 31, 2011) which represents the notional principal amount and unwinding cost to settle the instrument immediately. At March 31, 2012, the gross mark-to-market loss on funded credit derivatives was Rs. 42.6 million (Rs. 523.0 million at March 31, 2011). The Group has deposited an amount of Rs. 1,526.3 million (Rs. 18,157.7 million at March 31, 2011) with the protection buyers, which represents the notional principal amount for these funded credit derivatives. If the credit risk contingent features underlying these instruments had been triggered at March 31, 2012, the Group would not have been required to post any additional collateral to counterparties, but the deposit already made would have been utilized to settle these instruments immediately.

Based on historical experience, the Group believes that the potential losses for credit protection sold will be less than the maximum amount of future payments. The Group as seller of credit default swaps protection is entitled to receive the underlying obligation, which can be in the nature of bonds or loans of the reference entity, from the buyer of protection in case of credit default.

The Bank offers deposit products to customers of its offshore branches with structured returns linked to interest, forex, credit or equity benchmarks. The Bank covers these exposures in the inter-bank market. At March 31, 2012, the net open position on this portfolio was nil (March 31, 2011: Rs. nil) with mark-to-market gain of Rs. 24.8 million (March 31, 2011: Rs. 27.8 million) at that date, which had been provided for through profit and loss account. The fair value amount of such structured returns linked derivatives that were in net

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements liability position at March 31, 2012 was Rs. 335.5 million (March 31, 2011: Rs. 518.1 million). With reference to such instruments, the Bank does not place any collateral with the counterparties. The aggregate amount needed to settle such credit instruments immediately if the credit risk related contingent features were triggered at March 31, 2012 would be Rs. 10,037.0 million (Rs. 9,471.1 million at March 31, 2011).

14.	Tax contingencies

Various tax-related legal proceedings are pending against the Group at various levels of appeal either with the tax authorities or in the courts. Where after considering all available information in the opinion of management a liability requires accrual, the Group accrues such liability.

Where such proceedings are sufficiently advanced to enable management to assess that a liability exists and are subject to reasonable estimation, management records its best estimate of such liability. Where a reasonable range of potential outcomes is estimated, management records its best estimate, or in the absence of a basis for selecting a specific estimate within a range, management records a liability no less than the lower end of the estimated range. The contested tax demands are adjusted by the tax authorities against refunds due to the Group on favorable resolution of earlier year’s appeals/ completion of assessments or paid or kept in abeyance in accordance with the terms of the stay order. The payment/adjustment/stay does not prejudice the outcome of the appeals filed by the Group. The advance tax payments are recorded as advance tax payments under other assets.

As of March 31, 2012, the Group has assessed its contingent tax liability at an aggregate of Rs. 31,559.8 million (March 31, 2011: Rs. 19,961.6 million), mainly pertaining to income tax and sales tax/value added tax demands by the Government of India’s tax authorities for past years. The Group has appealed each of these tax demands. The consequence of enquiries initiated by the tax authorities cannot be quantified, as the Group believes that the proceedings so initiated are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in the Group’s own or other cases as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly has not provided for these tax demands at March 31, 2012.

In the Group’s assessment of sales tax/VAT aggregating to Rs. 1,997.3 million, the Group has appealed the tax demands and expects a favorable outcome based on opinions from counsels and decisions in own/other cases. The disputed issues mainly pertain to tax on interstate/import leases by various state government authorities in respect of lease transactions entered into by the Bank, VAT on sale of repossessed assets and bullion related matters pertaining to procedural issues like submission of statutory forms etc.

In the Group's assessments pertaining to income tax aggregating to Rs. 29,562.5 million comprises of appeals filed by the Group or the tax authorities where we are relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are detailed below:

Allocation of expenses to earn dividend income of Rs. 9,449.6 million (March 31, 2011: Rs. 6,234.5 million) relates to whether interest expenses can be attributed to earning tax-exempt income. The Group believes that no interest can be allocated thereto as there are no borrowings earmarked for investment in tax free securities and the interest free funds are sufficient to cover investments in the underlying tax free securities. The Group relies on the favorable opinion from counsel and favorable appellate decisions in similar cases.

Marked-to-market losses on derivatives of Rs. 5,018.6 million (March 31, 2011: Rs.29.4 million) relates to the disallowance of marked-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Group relies on the favorable opinion from counsel and favorable appellate decisions in similar cases, which had allowed the deduction of marked-to-market losses from business income.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Depreciation on leased assets: Rs. 3,732.1 million (March 31, 2011: Rs. 3,869.8 million) relates to the disallowance of depreciation claims on leased assets by the tax authorities, who believe the lease transactions should be treated as loan transactions. There was a recent unfavorable court judgement in a similar case, which could have an impact on the Group’s case, the Group has obtained a favorable opinion from counsel that based on the merits of the Group’s case, the Group has a high probability of obtaining a favorable judgment before higher appellate authorities.

Taxability under section 41(4A) of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98 of Rs.2,690.2 million (March 31, 2011: Rs. 2,463.6 million): ICICI had maintained two special reserve accounts, which includes special reserves created up to assessment year 1997-98. Withdrawals from this account were assessed as taxable by the tax authorities for assessment year 1998-99 to 2000-01. The Group has received judicial relief for the assessment year 1998-99 and 1999-2000 but the income tax department has appealed the favorable order.

Taxation of Emerging fund of Rs. 1,669.5 million (March 31, 2011: Rs.1,678.2 million) relates to double taxation of income of our Emerging Sector Fund. The assessing officer has taxed the income received by the Emerging Sector Fund by treating the venture fund as an “association of persons” resulting in double taxation of income both in the hands of Emerging Sector Fund and beneficiaries. The Emerging Sector Fund has obtained relief from the Commissioner of Income Tax (Appeals) but the tax authorities have challenged the same before the higher appellate authority.

Based on judicial precedents in the Group’s and other cases and on consultation with tax counsels, the management believes that it is more likely than not that the Group’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

The above mentioned contingent liability does not include Rs.22,165.8 million (March 31, 2011: Rs. 16,919.6 million) pertaining to the deduction of bad debts and levy of penalties which are pending before appellate authorities, as these liabilities are considered remote, since they are covered by Apex Court decisions in other cases and therefore not required to be disclosed as contingent liability.

15.	Litigation

A number of litigation and claims against the Group and its directors are pending in various forums. The claims on the Group mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantially high, actual cost of resolving litigations may be substantially different than the provision held. For cases where unfavorable outcome is deemed to be reasonably possible, it is not possible

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements to make an estimate of the possible loss or range of possible losses due to the nature of the cases as explained above. The total amount of claims against the Group where an unfavorable outcome is deemed probable was Rs. 1,383.6 million and where unfavorable outcome is reasonably possible was Rs. 2,236.7 million at March 31, 2012. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

16.	Segmental Information

The following table sets forth, the business segment results for the period ended March 31, 2012 prepared on the basis described in Schedule 18 note 12A.

Rupees in million
Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury		Other banking business		Life insurance		General insurance		Venture fund management		Others		Inter segment adjustment	Total
1	Revenue	197,112.7	261,713.1	301,868.5		25,138.6		176,203.5		43,301.6		1,998.7		27,699.4		(368,453.3)	666,582.8
	External revenue	87,321.3	194,646.5	112,876.7		25,041.5		175,964.4		42,299.8		1,816.4		26,616.2		..	666,582.8
	Revenue from transfer pricing on external liabilities and other internal revenue	109,791.4	67,066.6	188,991.8		97.1		239.1		1,001.8		182.3		1,083.2		(368,453.3)
2	Segment results	5,499.9	62,077.3	22,441.1		3,928.2		14,137.2		(3,952.1)		915.9		7,192.7		(5,373.7)	106,866.5
3	Unallocated expenses																..
4	Income tax expenses (net)/(net deferred tax credit)																27,490.2
5	Net profit1 (2) - (3) - (4)																79,376.3
	Other information
6	Segment assets	697,767.7	1,940,355.9	2,014,832.9		515,748.1		714,507.2		103,370.1		2,672.3		171,432.8		(184,983.5)	5,975,703.5
7	Unallocated assets2																66,210.6
8	Total assets (6) + (7)																6,041,914.1
9	Segment liabilities	1,766,275.9	876,508.2	2,083,400.7	3	498,314.9	3	716,543.7	3	105,251.5	3	2,776.2	3	174,223.2	3	(184,983.5)	6,038,310.8
10	Unallocated liabilities																3,603.3
11	Total liabilities (9) + (10)																6,041,914.1
12	Capital expenditure	3,215.5	462.7	6.2		324.0		1,052.2		765.2		28.3		243.7		..	6,097.8
13	Depreciation & amortization	3,544.7	1,236.3	21.2		576.5		555.8		445.8		118.1		238.7		(22.7)	6,714.4
1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2011.

                                                                                                                                                                                                                                                       Rupees in million
Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury		Other banking business		Life insurance		General insurance		Venture fund management		Others		Inter segment adjustment	Total
1	Revenue	159,734.9	193,232.7	238,563.1		28,356.6		212,294.1		35,179.5		1,962.3		27,731.3		(281,107.5)	615,947.0
	External revenue	78,288.1	141,131.8	94,654.5		28,211.7		212,070.0		33,529.9		1,547.1		26,513.9		..	615,947.0
	Revenue from transfer pricing on external liabilities and other internal revenue	81,446.8	52,100.9	143,908.6		144.9		224.1		1,649.6		415.2		1,217.4		(281,107.5)
2	Segment results	(5,141.9)	48,997.0	22,010.1		5,890.9		9,247.0		(823.4)		937.5		6,795.6		(4,015.8)	83,897.0
3	Unallocated expenses																..
4	Income tax expenses (net)/(net deferred tax credit)																20,715.1
5	Net profit1 (2) - (3) - (4)																63,181.9
	Other information
6	Segment assets	668,931.2	1,600,958.8	1,713,812.3		522,586.4		688,215.0		80,621.4		2,336.4		162,742.7		(170,309.5)	5,269,894.7
7	Unallocated assets2																67,784.0
8	Total assets (6) + (7)																5,337,678.7
9	Segment liabilities	1,543,417.3	795,560.7	1,715,930.2	3	512,138.0	3	690,037.3	3	82,286.9	3	2,466.0	3	165,178.7	3	(170,309.5)	5,336,705.6
10	Unallocated liabilities																973.1
11	Total liabilities (9) + (10)																5,337,678.7
12	Capital expenditure	13,467.8	7,749.5	206.3		155.5		309.5		2,891.0		29.9		293.8		..	25,103.3
13	Depreciation & amortization	3,478.5	1,307.3	21.8		989.0		726.5		496.8		117.1		285.6		(25.8)	7,396.8
1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2010.

Rupees in million
Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury		Other banking business		Life insurance		General insurance		Venture fund management		Others		Inter segment adjustment	Total
1	Revenue	177,244.1	192,541.3	248,297.5		34,898.1		185,378.0		28,511.1		1,832.7		32,576.6		(305,281.7)	595,997.7
	External revenue	101,471.5	119,899.1	97,197.7		34,044.2		185,201.0		26,065.0		1,496.3		30,622.9		..	595,997.7
	Revenue from transfer pricing on external liabilities and other internal revenue	75,772.6	72,642.2	151,099.8		853.9		177.0		2,446.1		336.4		1,953.7		(305,281.7)
2	Segment results	(13,335.1)	36,451.0	27,444.4		7,733.8		2,776.5		1,583.1		744.1		6,814.2		(4,425.6)	65,786.4
3	Unallocated expenses																..
4	Income tax expenses (net)/ (net deferred tax credit)																17,352.3
5	Net profit1 (2) - (3) - (4)																48,434.1
	Other information
6	Segment assets	737,339.9	1,184,314.3	1,641,699.5		610,350.8		584,434.3		65,597.7		2,532.2		183,265.0		(181,571.7)	4,827,962.0
7	Unallocated assets2																65,511.0
8	Total assets (6) + (7)																4,893,473.0
9	Segment liabilities	1,186,393.0	915,021.2	1,525,509.0	3	604,992.4	3	587,425.8	3	66,798.5	3	2,569.5	3	185,621.4	3	(181,571.7)	4,892,759.1
10	Unallocated liabilities																713.9
11	Total liabilities (9) + (10)																4,893,473.0
12	Capital expenditure	1,721.0	635.8	2.9		102.6		228.3		189.7		107.5		866.5		(187.6)	3,666.7
13	Depreciation & amortization	3,749.0	996.4	16.3		1,616.1		596.9		277.1		120.3		325.6		(69.0)	7,628.7
1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

During fiscal 2010, the Bank increased the proportion of retail deposit liabilities, which are generally lower cost liabilities. During the same year, loans in the retail banking segment declined due to moderation in retail loan growth in the system, the Bank’s strategy of reducing unsecured retail loan portfolio and repayments and prepayments from the existing retail portfolio. Consequently, the retail segment liabilities were higher than the assets at March 31, 2010.

During fiscal 2011, the Bank focused on lending to selected credit segments in the retail banking segment, such as mortgages and secured retail loans. However, the loans in the retail banking segment declined during fiscal 2011, primarily due to higher repayments and prepayments in the portfolio relative to new loan disbursements. The Bank’s overall balance sheet size grew as compared to fiscal 2010. At the same time, the Bank pursued a conscious strategy of increasing the share of low cost current and savings account deposits and re-balancing the funding mix. This resulted in significant increase in segment liability balance for the retail banking segment at March 31, 2011 as compared to March 31, 2010.

During fiscal 2012, the bank grew its overall balance sheet size as compared to fiscal 2011. The Bank continued to focus on select credit segments in the retail banking segment which resulted in growth in advances in retail banking segment compared to fiscal 2011. At the same time, the Bank pursued a conscious strategy of increasing the share of low cost retail deposits in fiscal 2012. This resulted in segment liabilities of retail banking segment being significantly higher than segment assets at March 31, 2012.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

17.	Employee Stock Option Scheme

The following table sets forth, a summary of the Bank’s stock options outstanding at March 31, 2012.

	Number of shares	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	20,529,387	779.72	6.92	6,914.9
Add: Granted during the year	4,060,600	1,104.82
Less: Lapsed during the year	448,372	798.77
Exercised during the year	942,070	510.94
Outstanding at the end of the year	23,199,545	846.94	6.54	2,565.6
Options exercisable	12,019,655	745.26	4.87	2,029.1

The following table sets forth, a summary of the Bank’s stock options outstanding at March 31, 2011.

	Number of shares	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	18,763,460	689.50	6.82	5,058.5
Add: Granted during the year	5,514,600	972.00
Less: Lapsed during the year	1,005,536	871.95
Exercised during the year	2,743,137	517.21
Outstanding at the end of the year	20,529,387	779.72	6.92	6,914.9
Options exercisable	10,197,137	682.72	5.39	4,421.6

Total fair value of options vested for the year ended March 31, 2010, March 31, 2011 and March 31, 2012 was Rs. 1,050.0 million, Rs. 812.4 million and Rs. 924.5 million respectively.

Total aggregate intrinsic value of options exercised for the year ended March 31, 2010, March 31, 2011 and March 31, 2012 was Rs. 788.5 million, Rs. 1,388.3 million and Rs. 431.7 million respectively.

 The total compensation cost related to non-vested awards not yet recognized at March 31, 2011 and March 31, 2012 was Rs. 2,215.2 million and Rs. 2,521.4 million respectively and the weighted-average period over which it is expected to be recognized is 3.58 years and 2.93 years respectively.

The following table sets forth, a summary of stock options exercisable at March 31, 2012.

Range of exercise price (Rupees per share)	Number of shares	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
105-299	28,925	132.05	1.07	21.9
300-599	4,876,670	480.01	3.70	2,000.4
600-999	7,065,060	928.56	5.69	6.8
1,000-1,399	49,000	1,077.35	6.11	--

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a summary of stock options exercisable at March 31, 2011.

Range of exercise price (Rupees per share)	Number of shares	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
105-299	95,086	137.13	1.07	93.1
300-599	5,361,951	476.28	4.50	3,431.2
600-999	4,699,500	925.77	6.47	894.9
1,000-1,399	40,600	1,091.42	6.62	2.4

The following table sets forth, a summary of Bank’s unvested stock options outstanding at March 31, 2012.

	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2011	10,332,250	400.56
Granted	4,060,600	592.52
Vested	2,965,485	311.75
Forfeited (unvested)	247,475	445.49
Unvested at March 31, 2012	11,179,890	491.52

  The following table sets forth, a summary of Bank’s unvested stock options outstanding at March 31, 2011.

	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2010	8,658,680	253.74
Granted	5,514,600	535.86
Vested	3,143,960	258.39
Forfeited (unvested)	697,070	288.37
Unvested at March 31, 2011	10,332,250	400.56

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options.

Year ended March 31,
	2010	2011	2012
Risk-free interest rate	4.91% to 7.76%	5.26% to 8.42%	7.99% to 9.07%
Expected life	6.4 to 6.9 years	6.35 to 6.87 years	6.35 to 6.98 years
Expected volatility	48.65% to 49.18%	48.38% to 49.82%	47.53% to 49.20%
Expected dividend yield	1.22% to 2.53%	1.10% to 1.33%	1.26% to 1.60%

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

18.	Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet as per the format required by Regulation S-X.

    Rupees in million
	Year ended March 31,
	2010	2011	2012

Interest and dividend income	301,537.1	300,814.0	379,948.6
Interest expense	207,291.9	193,425.7	250,132.5
Net interest income	94,245.2	107,388.3	129,816.1
Provision for loan losses & others	45,258.9	22,437.1	12,889.7
Provision for investments	328.1	3,162.7	1,173.7
Net interest income after provision for loan losses and investments	48,658.2	81,788.5	115,752.7
Non-interest income	294,460.6	315,133.0	286,634.2
Non-interest expense	277,332.4	313,024.5	295,520.5
Income before minority interest, income taxes	65,786.4	83,897.0	106,866.4
Less: Minority interest	1,731.2	2,249.2	2,947.0
Income before income taxes expense	64,055.2	81,647.8	103,919.4
Income tax expense including wealth tax expense	17,352.3	20,715.1	27,490.1
Net income	46,702.9	60,932.7	76,429.3

	Year ended March 31,
	2010	2011	2012
Earnings per equity share: (Rs.)
Basic	41.93	53.54	66.33
Diluted	41.72	53.25	66.06
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	1,114	1,138	1,152
Diluted	1,118	1,143	1,156

                                                                                                                                                               Rupees in million
	At March 31,
	2011	2012
Assets
Cash and cash equivalents	393,852.6	411,562.9
Investments1	2,096,527.8	2,398,640.9
Loans, net2	2,560,193.1	2,921,254.2
Property, plant and equipment3	54,895.5	54,319.8
Goodwill	1,464.8	1,432.3
Deferred tax asset (net)	29,936.7	28,033.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	At March 31,
	2011	2012
Assets
Interest accrued, outstanding fees and other income	56,420.8	57,669.7
Assets held for sale	887.5	600.6
Other assets	143,499.9	168,400.0
Total assets	5,337,678.7	6,041,914.1

Liabilities
Interest-bearing deposits	2,236,346.3	2,460,810.4
Non-interest bearing deposits	354,713.8	358,694.3
Short-term borrowings and trading liabilities	278,801.2	523,266.3
Long-term debt	976,087.4	1,086,199.9
Redeemable preferred stock	3,500.0	3500.0
Other liabilities	921,622.8	982,401.0
Total liabilities	4,771,071.5	5,414,871.9

Minority interest	13,582.2	14,277.2
Stockholders’ equity	553,025.0	612,765.0

Total liabilities and stockholders’ equity	5,337,678.7	6,041,914.1
1.	Includes investments amounting to Rs. 43,015.6 million pledged as security towards short-term borrowings amounting to Rs. 40,855.7 million.
2.	Includes loans amounting to Rs. 79,677.7 million pledged as security towards long-term borrowings amounting to Rs. 76,844.1 million.
3.	Includes property, plant and equipment amounting to Rs. 1,637.9 million pledged as security towards long-term borrowings amounting to Rs. 11,131.4 million.

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

Rupees in million
	Equity share capital	Securities premium	Revenue and other reserves	Other special reserves1
Balance at April 1, 2009	11,132.8	313,166.0	47,959.1	95,517.4
Proceeds from issue of share capital	15.9	..	..	..
Additions during the year	0.1	635.9	26,741.8	25,671.6
Deductions during the year	..	..	..	(7,875.7)
Balance at March 31, 2010	11,148.8	313,801.9	74,700.9	113,313.3
1.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve and foreign currency translation reserve.

Rupees in million
	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves	Other special reserves1

Balance at April 1, 2010	11,148.8	..	313,801.9	74,700.9	113,313.3
Proceeds from issue of share capital	369.4	..	1,618.0	..	..
Additions during the year	..	2.9		24,957.4	23,495.1
Deductions during the year	..	..	(2,098.0)	(5,301.9)	(2,982.8)
Balance at March 31, 2011	11,518.2	2.9	313,321.9	94,356.4	133,825.6
1.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

 Rupees in million
	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves	Other special reserves1

Balance at April 1, 2011	11,518.2	2.9	313,321.9	94,356.4	133,825.6
Proceeds from issue of share capital	9.5	..	654.0	..	..
Additions during the period	..	21.0	..	32,020.5	36,326.3
Deductions during the period	..	..	..	(2,225.3)	(7,066.0)
Balance at March 31, 2012	11,527.7	23.9	313,975.9	124,151.6	163,085.9
1.	Includes statutory reserve, special reserve, investment reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

The following table sets forth, for the periods indicated, the movement in profit and loss account.
Rupees in million
	March 31, 2010	March 31, 2011	March 31, 2012

Balance at the beginning of the year	5,371.7	16,886.4	40,077.7
Additions during the year	46,702.9	60,932.7	76,429.4
Proposed dividend	(15,664.2)	(18,789.2)	(22,281.9)
Deductions during the year	(19,524.0)	(18,952.2)	(26,176.4)
Balance at the end of the year	16,886.4	40,077.7	68,048.8

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statement.
          Rupees in million
	Year ended
	March 31, 2010	March 31, 2011	March 31, 2012
Conversions of loans to shares	253.7	4,288.8	8,493.8
Interest paid	206,196.5	192,162.1	248,148.7

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

Investments

The fair values of investments are generally determined based on quoted or other independent market prices. Values for interest rate and foreign exchange products are based on quoted or other independent market prices or are estimated using pricing models or discounted cash flows. For certain debt and equity investments that do not trade on established exchanges and for which markets do not exist, estimates of fair value are based upon management’s review of the investee’s financial results, condition and prospects.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.

Rupees in million
	At March 31, 2011		At March 31, 2012
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Financial assets
Cash and balances with Reserve Bank of India	212,340.1	212,340.1	207,281.8	207,281.8
Balances with banks and money at call and short notice	181,512.6	181,512.6	204,281.1	204,281.1
Investments	2,096,527.8	2,080,844.8	2,398,640.9	2,374,621.2
Advances	2,560,193.1	2,546,884.9	2,921,254.2	2,907,641.1
Other assets	162,524.5	162,524.5	187,820.8	187,820.8
Total	5,213,098.1	5,184,106.9	5,919,278.8	5,881,646.0

Financial liabilities
Interest-bearing deposits	2,236,346.3	2,239,417.6	2,460,816.2	2,465,166.0
Non-interest-bearing deposits	354,713.8	354,713.8	358,688.5	358,688.5
Borrowings1	1,258,388.6	1,281,642.0	1,612,966.2	1,607,055.5
Other liabilities and provisions	887,805.4	887,805.4	961,792.4	961,792.4
Total	4,737,254.1	4,763,578.8	5,394,263.3	5,392,702.4
1.	Includes preference share capital of Rs. 3,500.0 million (March 31, 2011: Rs. 3,500.0 million).

20.	Differences between Indian GAAP and U.S. GAAP

The consolidated financial statements of the Group are prepared in accordance with Indian GAAP, which differs, in certain significant aspects from U.S. GAAP.

The following tables summarize the significant adjustments to consolidated net income and stockholders’ equity which would result from the application of U.S. GAAP.

1.  Net income reconciliation

Rupees in million
	Note	Year ended March 31,
		2010	2011	2012
Consolidated profit after tax as per Indian GAAP excluding minority interests1		46,702.9	60,932.7	76,429.3

Adjustments on account of:

Allowance for loan losses	(a)	5,246.6	10,454.5	2,009.8

Business combinations	(b)	(609.8)	(1,671.2)	(1,953.6)

Consolidation	(c)	6,600.1	3,412.8	337.1

Valuation of debt and equity securities	(d)	(5,392.4)	(3,784.8)	(428.2)

Amortization of fees and costs	(e)	(8,651.6)	(12,358.2)	369.0

Accounting for derivatives	(f)	(626.3)	(174.2)	(982.1)

Accounting for compensation costs	(g)	(726.9)	(653.5)	(1,714.0)

Accounting for securitization	(h)	(626.6)	(87.7)	(377.2)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Note	Year ended March 31,
		2010	2011	2012

Deferred tax benefit/(expense)	(i)	3,397.1	(2,043.6)	(3,708.2)

Others		(62.9)	..	..

Total impact of all adjustments		(1,452.7)	(6,905.9)	(6,447.4)

Net income as per U.S. GAAP attributable to ICICI Bank stockholders		45,250.2	54,026.8	69,981.9
Net income as per U.S. GAAP attributable to non-controlling interests1		619.5	345.3	440.6
Total net income as per U.S. GAAP		45,869.7	54,372.1	70,422.5

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		41.93	53.54	66.33

U.S. GAAP		40.63	47.48	60.73

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		41.72	53.25	66.06

U.S. GAAP		40.35	47.23	60.50
1.	Profit attributable to minority interests as per Indian GAAP was Rs. 2,947.0 million (March 31, 2011: profit of Rs. 2,249.3 million and March 31, 2010: profit of Rs. 1,731.2 million).

2.  Stockholders’ equity reconciliation
Rupees in million
	Note	At March 31,
		2011	2012

Consolidated net worth as per Indian GAAP excluding minority interests 1		553,025.0	612,765.0

Adjustments on account of:

Allowance for loan losses	(a)	(12,055.1)	(10,045.4)

Business combinations	(b)	33,151.8	31,198.2

Consolidation	(c)	10,173.0	10,053.5

Valuation of debt and equity securities	(d)	(11,701.7)	(24,117.6)

Amortization of fees and costs	(e)	(26,725.7)	(28,285.8)

Accounting for derivatives	(f)	3,196.6	2,087.3

Accounting for compensation costs	(g)	865.1	865.1

Accounting for securitization	(h)	21.7	602.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Note	At March 31,
		2011	2012

Deferred taxes	(i)	22,056.9	22,433.5

Others	(j)	(62.2)	(62.2)

Proposed dividend	(k)	18,170.3	21,228.3

Total impact of all adjustments		37,090.7	25,957.2

ICICI Bank stockholders’ equity as per U.S. GAAP		590,115.7	638,722.2
Non-controlling interests1		2,938.3	2,126.6
Total equity as per U.S. GAAP		593,054.0	640,848.8
1.	Net worth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 14,277.2 million (March 31, 2011: Rs. 13,582.2 million).

a)	Allowance for loan losses

The differences in the allowance for loan losses between Indian GAAP and U.S. GAAP are primarily on account of:

i
Differences in the discount rates and cash flows used for computing allowances created on restructured assets, including allowances on certain loans transferred to an asset reconstruction company not accounted for as a sale under U.S. GAAP.

ii
Allowances for loan losses created on other impaired loans made in accordance with FASB ASC Topic 450, “Contingencies” and FASB ASC Topic 310, “Receivables” under U.S. GAAP and graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by Reserve Bank of India guidelines under Indian GAAP for the Bank.

iii
Allowances for credit losses on the performing portfolios based on the estimated probable losses inherent in the portfolio under U.S. GAAP as compared to prescriptive provisioning norms for standard assets as per Reserve Bank of India norms under Indian GAAP for the Bank.

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

Under Indian GAAP, loan accounts subjected to restructuring are upgraded to standard category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms. However, the process of up-gradation under U.S. GAAP is not rule-based and the timing of up-gradation may differ across individual loans.

Allowances on other impaired loans

The difference related to the provision for loans classified as other impaired under U.S. GAAP arises from differences in conclusions as to whether loans are impaired and due to a difference in methodology applied to calculate the allowance for loan losses under U.S. GAAP and Indian GAAP.

Under Indian GAAP, non-performing loans are classified into three categories: sub-standard assets, doubtful assets and loss assets. A loan is classified as sub-standard if interest payments or installments have remained overdue for more than 90 days. A provision of 15.0% is required for all sub-standard loans. An additional provision of 10.0% is required for accounts that are ab-initio unsecured. A loan is classified as a doubtful loan if it has remained sub-standard for more than twelve months. A 100% provision/write-off is required with respect to the unsecured portion of the doubtful loans. A 100% provision is required for the secured portion of loans classified as doubtful for more than three years and is recorded in a graded manner as the three year period occurs. A loan is classified as a loss asset if the losses on it are identified or the loan is considered uncollectible. For loans classified as a loss, the entire loan is required to be written off or provided for.

Under U.S. GAAP, larger balance, non-homogenous exposures representing significant individual credit exposures (both funded and non-funded), are individually evaluated. The evaluation includes considerations of both qualitative and quantitative criteria, including but not limited to, the account conduct, future prospects, repayment history and financial performance. Loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. In addition to the detailed review of significant individual credit exposures, we also classify our loans based on the overdue status of each account, based on which a loan is classified as impaired if principal or interest has remained overdue for more than 90 days. The Bank establishes specific allowances for each impaired larger balance, non-homogenous exposure based on either the present value of expected future cash flows or in case of a collateral dependent loan, the net realizable value of the collateral.

Smaller balance homogenous loans, including consumer mortgage, installment, revolving credit and most other consumer loans are evaluated for impairment at an aggregate portfolio level for each loan type. The

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements allowance for loan losses attributed to these loans is established through a process that includes an estimate of probable losses inherent in the portfolio, based upon statistical analysis that, among other factors, includes analysis of historical delinquency and credit loss experience.

Under Indian GAAP, on the maturity or termination of the derivative contracts, any amount due from the counter party, if not collected within 90 days, is required to be reversed through income statement under Reserve Bank of India guidelines. Under U.S. GAAP, these receivables are analyzed to identify the required provisions in the same manner as individual credit exposures.

Allowances on performing loans

Under U.S. GAAP, allowances for credit losses on the performing loans are made under FASB Topic 450, “Contingencies”. The Bank estimates the unallocated allowance on commercial loans based on the internal credit slippage matrix and overall portfolio quality as determined by internal credit ratings. The internal credit slippage matrix reflects default rates historically observed by the Bank and the internal credit ratings of exposures reflect current economic conditions and relevant risk factors.

Under Indian GAAP, the allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. Until November 2008, a general provision ranging from 0.25% to 2.0% was required across various portfolios of standard loans. In November 2008, the Reserve Bank of India changed the provisioning requirement for standard assets to a uniform rate of 0.4% for all standard assets except direct advances to agricultural and the Small and Medium Enterprise sectors, which continued to attract a provisioning requirement of 0.25%. The revised standards were effective prospectively, but the existing provisions held by banks could not be reversed. In November 2009, the Reserve Bank of India increased the provisioning requirement for standard assets in the commercial real estate sector to 1.0%. In March 2010, the Reserve Bank of India increased the standard asset provisioning requirement to 1.0% on (i) loans for infrastructure projects where the date of commencement of commercial operation has been extended beyond two years, for the extended period beyond the two years; and (ii) for non-infrastructure loans where the date of commencement of commercial operations has been extended beyond six months from the original date of commencement of commercial operation, for the extended period beyond the six months. From December 2010, the Reserve Bank of India increased the standard asset provisioning requirement to 2.0% on housing loans, where such loans are made at comparatively lower interest rates for the first years of the loan, after which the rates are reset at higher rates. In May 2011, the Reserve Bank of India increased the standard asset provisioning on restructured loans to 2.0% in the first two years from the date of restructuring. Loans restructured with a moratorium on payment of interest/principal attract a standard asset provision of 2.0% for the period covering the moratorium and two years thereafter. Restructured accounts classified as non-performing advances when upgraded to the standard category carry a provision of 2.0% in the first year from the date of upgradation.

Under Indian GAAP, the Reserve Bank of India guidelines do not specify the conditions under which the assets may be written-off. We have internal policies for charge off of non-performing loans against loan loss allowances. Loans, including mortgage loans, are generally charged off against allowances when, based on a borrower-specific evaluation of the possibility of further recovery, the Bank concludes that the balance cannot be collected. The Bank evaluates whether a balance can be collected based on the realizable value of collateral, the results of the Bank’s past recovery efforts, the possibility of recovery through legal recourse and the possibility of recovery through settlement. Small-balance homogenous loans other than mortgage loans are generally charged off against allowances after predefined periods of delinquency, as follows:

● Two wheeler loans: overdue for 1 continuous year
● Unsecured small value personal loans: overdue for 1 continuous year
● Other consumer loans: overdue for 5 continuous years

The same criteria are used for charge off of impaired loans under U.S. GAAP.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Group transfers certain impaired loans to borrower specific funds/trusts managed by asset reconstruction companies in exchange for security receipts issued by the funds/trusts, as part of the strategy for resolution of non-performing assets. The funds/trusts have been set up by the asset reconstruction companies under enacted debt recovery legislation in India and they aim to improve the recoveries of banks on non-performing assets by aggregating lender interests and speeding up the enforcement of security interests by lenders. While under Indian GAAP, such transfers are recognized as a sale, under U.S. GAAP these transfers are not recognized as a sale due to the following reasons:

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

Rupees in million
Reconciling items	Year ended March 31,
	2010	2011	2012
Differences due to provision on loans classified as troubled debt restructuring under U.S. GAAP (includes cases transferred to asset reconstruction company)	2,613.2	1,157.2	2,976.4

Differences due to provisions on loans classified as other impaired under U.S. GAAP1	2,204.2	12,220.5	(260.1)

Differences due to provisions created on performing assets	429.2	(2,923.2)	(706.5)

Total difference in allowance for loan losses	5,246.6	10,454.5	2,009.8
1.	Includes provision on smaller balance homogeneous loans.

The differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, as described above, results in timing differences in the recognition of such losses. The favorable impact on allowances under U.S. GAAP is primarily due to these timing differences. The primary reason for differences in provisions on other impaired loans in fiscal 2010 and 2011 was the provision on our smaller balance, homogenous loans. During fiscal 2008 and fiscal 2009, the Bank experienced high additions in its non-performing smaller balance, homogenous loans. This resulted in higher loan loss allowances under U.S. GAAP in those years as compared to Indian GAAP due to differences in provisioning methodology. During fiscal 2010 and fiscal 2011, the additions to non-performing loans in our retail portfolio were lower in comparison to fiscal 2009. Due to the age of previously classified non-performing loans, the provision requirement under Indian GAAP was increasing from fiscal 2008 till fiscal 2011; however the allowances under U.S. GAAP had already been made in previous periods based on estimated probable losses and those estimates of probable losses did not increase as significantly during these years. Accordingly, the allowance for loan losses resulted in a favorable impact on net income under US GAAP in fiscal 2010 and 2011.

During fiscal 2012, there was a sharp reduction in provision on our smaller balance, homogenous loans under Indian GAAP primarily due to a sharp reduction in additions to non-performing loans in our retail

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements portfolio since fiscal 2011. Hence, unlike in fiscal 2011 when there was a significant favorable impact on allowance under US GAAP, there was no such significant impact in fiscal 2012.

Provision on performing loans was higher under U.S. GAAP in fiscal 2011, primarily due to loans acquired from erstwhile Bank of Rajasthan, which were not assigned ratings based on internal framework of the Bank at March 31, 2011. The Bank makes higher provisions under U.S. GAAP on its unrated loans. During fiscal 2012, we have completed the rating process for a substantial part of the loan portfolio in value, as acquired from erstwhile Bank of Rajasthan and outstanding at March 31, 2012.

The cumulative provisions under U.S. GAAP at March 31, 2012 continue to be higher than the cumulative provisions held under Indian GAAP as shown in the statement of stockholders’ equity reconciliation.

b)	Business combinations

The differences arising due to business combinations are primarily on account of:

i)  Determination of the accounting acquirer and
ii) Accounting for intangible assets.

Under U.S. GAAP, the amalgamation between ICICI Bank Limited and ICICI Limited was accounted for as a reverse acquisition in fiscal 2003. This means that ICICI Limited was recognized as the accounting acquirer in the amalgamation, although ICICI Bank Limited was the legal acquirer. On the acquisition date, ICICI Limited held a 46% ownership interest in ICICI Bank Limited. Accordingly, the acquisition of the balance 54% ownership interest was accounted for as a step-acquisition. Under Indian GAAP, ICICI Bank Limited was recognized as the legal and the accounting acquirer and the assets and liabilities of ICICI Limited were incorporated in the books of ICICI Bank Limited in accordance with the purchase method of accounting. Further, under U.S. GAAP, the amalgamation resulted in goodwill and intangible assets while the amalgamation under Indian GAAP resulted in a capital reserve (negative goodwill), which was accounted for as Revenue and Other Reserves according to the scheme of amalgamation.

During fiscal 2011, ICICI Bank acquired Bank of Rajasthan Limited through exchange of common stock. The acquisition of the Bank of Rajasthan Limited was accounted for under Indian GAAP as per the Reserve Bank of India approved scheme of merger. Under Indian GAAP, the purchase consideration was determined to be Rs. 341.8 million based on the paid-up value of common stock issued. Under U.S. GAAP, the purchase consideration was determined as the fair value of total consideration transferred, based on ASC Topic 805, at Rs. 32,929.6 million. The impact of this, and some other non-significant factors relating to the accounting of business combinations, resulted in an increase in reconciliation differences of Rs. 32,682.7 million in stockholders’ equity reconciliation due to accounting of business combinations for acquisition of Bank of Rajasthan in fiscal 2011. Under U.S. GAAP, goodwill of Rs. 27,120.9 million and definite life intangibles of Rs. 3,898.0 million have been created under U.S. GAAP. The acquisition of the Bank of Rajasthan was determined not to have been a material acquisition based on the Regulation S-X criteria. Under Indian GAAP, no goodwill and intangible assets were recognized as per scheme of merger approved by the Reserve Bank of India. Under U.S. GAAP goodwill and intangible assets were recognized based on purchase method of accounting under ASC 805.

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

Under U.S. GAAP subsequent to the adoption of ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2012.

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
Rupees in million
Reconciling items	Year ended March 31,
	2010	2011	2012
Amortization of intangibles	(732.4)	(1,303.7)	(1,692.3)
Others	122.6	(367.5)	(261.3)
Total difference in business combinations	(609.8)	(1,671.2)	(1,953.6)

c)	Consolidation

The differences on account of consolidation are primarily on account of:

1.	Consolidation of insurance subsidiaries;
2.	Equity affiliates and majority owned subsidiaries; and
3.	Consolidation of variable interest entities.

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

Rupees in million
Reconciling items	Year ended March 31,
	2010	2011	2012
Profit/(loss) as per U.S. GAAP for insurance subsidiaries	12,424.1	5,324.2	7,969.6
Less: Profit/(loss) as per Indian GAAP for insurance subsidiaries	4,019.0	7,272.8	9,678.0
Net reconciliation difference for insurance subsidiaries (1)	8,405.1	(1,948.6)	(1,708.4)
Profit/(loss) from insurance subsidiaries attributable to the Group(2)	6,126.7	(1,340.9)	(1,242.3)
Profit/(loss) from equity affiliates and majority owned subsidiaries	496.1	345.1	(1,061.8)
Profit/(loss) on consolidation of variable interest entities and special purpose entities(3)	(22.7)	4,408.6	2,641.2
Total differences in consolidation	6,600.1	3,412.8	337.1
1.	Represents total differences in profit/(loss) between Indian GAAP and U.S. GAAP for life insurance and general insurance subsidiaries, as noted separately below.
2.
Represents the Group’s share of profit/(loss) in “Net reconciliation difference for insurance subsidiaries” and excludes the share of non-controlling interest holders. The Group owns part, not all, of the insurance subsidiaries. As such, only a portion of “Net reconciliation difference for insurance subsidiaries” is attributable to the Group; the rest is attributable to non-controlling interest holders. The share attributable to the Group constitutes the “Profit/(loss) from insurance subsidiaries attributable to the Group.” Reconciling items pertaining to significant differences between Indian GAAP and U.S. GAAP for life insurance subsidiary and for general insurance subsidiary are discussed separately below.

3.	Does not include any amount that is attributable to non-controlling interest holders

The following table sets forth, for the periods indicated, the significant differences between Indian GAAP and U.S. GAAP in case of the life insurance subsidiary.
Rupees in million
Reconciling items	Year ended March 31,
	2010	2011	2012
Profit/(loss) as per Indian GAAP	2,579.7	8,076.2	13,841.3
Adjustments on account of
Difference in statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost	1,966.3	496.6	1,598.9
Actuarial reserves on lapsed policies	5,341.0	(2,509.4)	(1,986.0)
Compensation costs	(107.2)	(54.5)	(74.2)
Unrealized gain/(loss) on trading portfolio of participating funds	1,804.5	(407.0)	(866.3)
Deferred taxes	(1,072.7)	237.0	(169.1)
Others	(3.0)	(3.0)	(2.9)
Profit/(loss) as per U.S. GAAP	10,508.6	5,835.9	12,341.7

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

The benefit reserve is computed as the present value of benefits less the present value of the net premium for benefits. The maintenance expense reserve is computed as the present value of maintenance expenses less

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements the present value of net premiums for maintenance expenses. Deferred premium liability is held in accordance with ASC Topic 944-40-25-28 for products where the premium paying term is shorter than the policy term so as to allow the emergence of the profits over the entire policy term. Under unit-linked products, the excess of initial charges over ultimate charges is held as unearned revenue reserve to allow for the emergence of the profit over the term of the policy.

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

ii)  Actuarial reserves on lapsed policies

Under U.S. GAAP, certain actuarial reserves on lapsed policies created in earlier years are released through the profit and loss account. The release of such actuarial reserves has been accounted as funds for future appropriations as a balance sheet item under Indian GAAP in accordance with the instructions received from the Insurance Regulatory and Development Authority and the same is recognized in profit and loss account on expiry of reinstatement period.

iii)  Compensation costs

Accounting of employee stock options

Under Indian GAAP, stock compensation costs are accounted for using the intrinsic value method as compared to U.S. GAAP where the compensation costs have been accounted for based on fair value method in accordance with the requirement of FASB ASC Topic 718 “Compensation-Stock Compensation”.

Retirement benefit cost

Under Indian GAAP, the Accounting Standard 15 (revised 2005) mandates all actuarial gains/losses to be recognized on the balance sheet of the enterprise in the year in which they arise through suitable credit/debit in the profit and loss account of the year. Under U.S. GAAP, actuarial gains/losses are accounted in Other Comprehensive Income. Subsequently cumulative actuarial gain/loss lying in the Other Comprehensive Income which is over and above 10% corridor is amortized through profit and loss account.

iv)  Unrealized loss/(gain) on trading portfolio of participating funds

Under Indian GAAP, accounting for investments is in accordance with the guidelines issued by the Insurance Regulatory and Development Authority, which do not allow the unrealized gain to be routed through the revenue account except in the case of linked businesses. Under U.S. GAAP, as per the requirements of

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

FASB ASC Topic 320 “Investments-Debt and Equity Securities”, unrealized loss/(gain) on investments classified as held for trading is taken to the revenue account.

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

Rupees in million
Reconciling items	Year ended March 31,
	2010	2011	2012
Profit as per Indian GAAP	1,439.3	(803.4)	(4,163.3)
Adjustments on account of
Provision for re-insurance commission	289.1	835.5	(271.4)
Amortization of deferred acquisition costs	(75.5)	(341.9)	32.2
Premium deficiency	119.7	(405.3)	(606.2)
Compensation costs	(92.4)	(58.8)	(108.6)
Deferred taxes	296.4	279.8	1,719.0
Others	(61.1)	(17.6)	(973.8)
Profit/(Loss) as per U.S. GAAP	1,915.5	(511.7)	(4,372.1)
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

Retirement benefit cost

Under Indian GAAP, the Accounting Standard 15 (revised 2005) mandates all actuarial gains/losses to be recognized on the balance sheet of the enterprise in the year in which they arise through suitable credit/debit in the profit and loss account of the year. Under U.S. GAAP, actuarial gains/losses are accounted in Other Comprehensive Income. Subsequently cumulative actuarial gain/loss lying in the Other Comprehensive Income which is over and above 10% corridor is amortized through profit and loss account.

v) Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of:

i.	Tax impact of all U.S. GAAP adjustments;

ii.
Under Indian GAAP, deferred tax assets or liabilities are created based on substantively enacted tax rates, whereas under U.S. GAAP, these are created on enacted tax rates in force at the balance sheet date.

iii.
Under Indian GAAP, deferred tax assets on unabsorbed depreciation or carried forward losses are recognized only if there is virtual certainty of realization of such assets, whereas under US GAAP it is recognized based on more-likely-than-not criteria.

vi) Others

Under Indian GAAP, provision for insurance claim on third party commercial vehicles was made based on IRDA guidelines. Under US GAAP, provision is made based on management estimate and loss experience of commercial vehicles.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under Indian GAAP, the Group has not consolidated certain entities in which investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall” or have been accounted for as equity affiliates in accordance with FASB ASC Subtopic 323-10, “Investments – Equity Method and Joint Ventures”. Under Indian GAAP, through fiscal 2011, 3i Infotech Limited was not consolidated in which the investment is intended to be temporary. During fiscal 2012, loans from 3i Infotech Limited were restructured and as per the restructuring scheme a certain portion of the loans provided by ICICI Bank to 3i Infotech Limited will be converted to equity shares. Based on the continued intention to reduce the stake below 20% in the near future and severe long term restrictions on 3i Infotech Limited under debt restructuring scheme which impair the ability of 3i Infotech Limited to transfer funds to its investee, the results of 3i Infotech Limited were not consolidated in fiscal 2012 in Indian GAAP. However, under U.S. GAAP, this entity has been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investments – Equity Method and Joint Ventures”. The profit/(loss) pick up for 3i Infotech for the year ended March 31, 2012 and March 31, 2011 amounted to Rs. (864.6) million and Rs. 363.7 million respectively under U.S. GAAP.

Profit/(loss) on consolidation of Variable Interest Entities (VIEs)

The Bank has applied FASB ASC Subtopic 810-10, “Consolidation – Overall” to consolidate certain variable interest entities. The Bank has consolidated certain qualified special purpose entities used for securitization transactions, effective April 1, 2010 on adoption of FAS 167 (codified within ASC 810-10). Upon consolidation, the assets of the QSPEs were incorporated into the Bank’s loan portfolio and the amounts received from the investors were accounted for as borrowings. Under U.S. GAAP, the Bank accounts for the allowance for loan losses on these loans based on estimated probable losses.

Under Indian GAAP, securitized assets are derecognized from the Bank’s books. As such, with respect to securitization transactions entered into before February 1, 2006, the Bank accounted for any profits or losses arising from securitization upfront at the time of securitization. However, in accordance with RBI guidelines for securitization, for securitization transactions entered into after February 1, 2006, the Bank accounted for any losses immediately at the time of securitization but amortized any profits over the life of the securities issued or to be issued by the QSPEs. The Bank also provides credit enhancement to the QSPEs against delinquencies on securitized assets. Under Indian GAAP, effective February 1, 2006, the recognition of losses is based on the extent of utilization of credit enhancement extended to QSPEs.

Due to these differences in the Bank’s accounting of securitization transactions, the timing of recognition of income and provision for loan losses differ under U.S. GAAP and Indian GAAP. As such, at April 1, 2010, the Bank reduced its retained earnings by Rs. 8,320.4 million as part of the transitional adjustment for consolidation of these trusts under U.S. GAAP, primarily to reverse gain it had recognized in earlier years.

The Bank recognized a gain of Rs. 3,102.6 million and Rs. 4,529.9 million for the year ended March 31, 2012 and for the year ended March 31, 2011 respectively under U.S. GAAP, but not under Indian GAAP, due to higher loan loss recognized under Indian GAAP. The Bank had made higher provisions and recognized lower profits under U.S. GAAP in earlier years. However, the cumulative impact of securitization accounting under U.S. GAAP continues to result in lower stockholder’s equity as compared to Indian GAAP as of March 31, 2012.

The Bank has also extended guarantee facilities to overseas entities, to enable borrowing for secondary

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements market purchase of Foreign Currency Convertible Bonds (FCCBs) issued by Indian companies, in accordance with the contractual terms. These entities pay fees/guarantee commissions, including certain fees linked to sale/ redemption value of these FCCBs, to the Bank. The Bank has recorded a loss of Rs. 461.4 million and Rs. 121.3 million under U.S. GAAP for the year ended March 31, 2012 and for the year ended March 31, 2011 respectively due to consolidation of these VIEs.

d)	Valuation of debt and equity securities

Under Indian GAAP unrealized losses of held for trading and available for sale securities are taken to profit and loss account. Under Indian GAAP, net unrealized gains on investments by category are ignored. Under U.S. GAAP, unrealized gains or losses on trading assets are recognized in the profit and loss account and unrealized gains or losses on securities classified as ‘available for sale’, which include all securities classified as ‘held to maturity’ under Indian GAAP, are recognized in other comprehensive income under stockholders’ equity except for the unrealized losses on securities identified as other than temporarily impaired which are recognized in profit and loss account.

Under Indian GAAP, unrealized gains and losses of venture capital subsidiaries investments are transferred to Reserves and Surplus. Under U.S. GAAP, unrealized gains or losses on investments of venture capital subsidiaries are recognized in the profit and loss account.

Under Indian GAAP, the impact of currency revaluation on debt securities denominated in foreign currency is taken to profit and loss account. Under U.S. GAAP, the impact of currency revaluation on non hedged ‘available for sale’ debt securities denominated in foreign currency is taken to other comprehensive income.

Under Indian GAAP, premium over the face value of fixed rate and floating rate securities under held to maturity category is amortized over the remaining period to maturity on an effective constant yield basis and straight line basis respectively. Any premium over the face value of fixed rate and floating rate investments in government securities classified under available for sale category is amortized over the remaining period to maturity on constant yield basis and straight line basis respectively. Under U.S. GAAP, the income as per interest method is arrived by amortization/accrual of premium/discount on the face value of debt securities over the remaining period to maturity on a continuous compounding yield basis, except treasury bills, commercial paper and certificate of deposit. The premium/discount on the face value of treasury bills, commercial papers and certificates of deposits is amortized/accrued over the remaining period to maturity on a constant yield basis.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for valuation of debt and equity securities under Indian GAAP and U.S. GAAP.

Rupees in million
Reconciling items	Year ended March 31,
	2010	2011	2012
Impact of differences in mark-to-market accounting for held for trading and available for sale securities	(2,841.6)	2,793.4	1,085.6
Other than temporary impairment on AFS securities under U.S. GAAP	(406.1)	(4,009.5)	(5,038.3)
Unrealized gain/loss in venture funds recognized in reserve & surplus under Indian GAAP, which is accounted for in net income under U.S. GAAP	778.3	(220.9)	365.6
Impact of currency revaluation on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in other comprehensive income under U.S. GAAP	(4,343.5)	(2,811.1)	1,066.3
Others	1,420.5	463.3	2,092.6
Total	(5,392.4)	(3,784.8)	(428.2)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

e)	Amortization of fees and costs

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

Retirement benefit cost

Under Indian GAAP, the Accounting Standard 15 (revised 2005) mandates all actuarial gain/loss to be recognized on the balance sheet of the enterprise in the year in which they arise through suitable credit/debit in the profit and loss account of the year. Under U.S. GAAP, actuarial gains/losses are accounted in Other Comprehensive Income. Subsequently cumulative actuarial gain/loss lying in the Other Comprehensive Income which is over and above 10% corridor is amortized through profit and loss account.

 The following table sets forth, for the periods indicated, the differences in net income arising from accounting for amortization of fees and costs under Indian GAAP and U.S. GAAP.

Rupees in million
Reconciling items	Year ended March 31,
	2010	2011	2012
Loan origination fees and costs	(8,235.7)	(12,409.1)	(1,915.5)
Retirement benefit costs	(208.6)	165.1	2,226.6
Amortization of other costs	(207.3)	(114.2)	59.6
Total differences in amortization of fees and costs	(8,651.6)	(12,358.2)	370.7

The amortization of loan origination fees and costs resulted in lower income under US GAAP as compared to Indian GAAP by Rs. 1,915.5 million in fiscal 2012 as compared to Rs. 12,409.1 million in fiscal 2011 and Rs. 8,235.7 million in fiscal 2010. Under U.S. GAAP, the net impact of fees and costs amortization was higher in fiscal 2011 as compared to fiscal 2010 primarily due to higher loan origination fees booked during fiscal 2011. The net impact of fees and costs amortization was lower in fiscal 2012 primarily due to lower loan origination fees booked during fiscal 2012 as compared to fiscal 2011. The income under US GAAP was also positively impacted due to higher amortization of previous years’ cumulative unamortized fees during fiscal 2012.

f)	Accounting for derivatives

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under Indian GAAP, the interest rate and exchange rate risks on some on-balance sheet assets and liabilities are hedged through swap contracts. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted for on accrual basis, in accordance with Reserve Bank of India guidelines. The premium or discount arising on inception of forward exchange contracts that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction is amortized over the life of the contract. All other outstanding forward exchange contracts are revalued and the resultant gains or losses are recognized in the profit and loss account.

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

FASB ASC Topic 718, “Compensation – stock compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values. Under Indian GAAP, the Group follows the intrinsic value method to account for its stock-based employees’ compensation plans. Compensation cost is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date.

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

Under U.S. GAAP, the Group accounts for gain on sale of loans securitized at the time of sale in accordance with FASB ASC Topic 860, “Transfers and Servicing”. As per ASC Topic 860, any gain or loss on the sale of the financial asset is accounted for in the income statement at the time of the sale. Under Indian GAAP, with effect from February 1, 2006, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements which the assets are sold. Net loss arising on account of the sell-down securitization and direct assignment of loan assets is recognized at the time of sale. Further, the securitization transactions of mortgage loans by our Canadian subsidiary do not qualify as sale transactions under Indian GAAP. Under U.S. GAAP, these securitization transactions have been accounted for as transfers as these satisfy the derecognition criteria under ASC Topic 860 “Transfers and Servicing”.

After implementation of FAS 166 from April 1, 2010, certain transactions, which are qualified as securitization transactions under Indian GAAP, do not qualify as securitization under U.S. GAAP. See note 21(b) on “Securitization and variable interest entities”.

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

Under Indian GAAP, deferred tax assets on unabsorbed depreciation or carried forward losses are recognized only if there is virtual certainty of realization of such assets, whereas under US GAAP it is recognized based on more-likely-than-not criteria.

j)	Dividend

Under U.S. GAAP, dividends on common stock and the related dividend tax are recognized in the year of approval by the Board of Directors. Under Indian GAAP, dividends on common stock and the related dividend tax are recognized in the year to which it relates.

21.	Notes under U.S. GAAP

Additional information required under U.S. GAAP

a)	Securitizations and variable interest entities

Overview

The Bank and its subsidiaries are involved with several types of off-balance-sheet arrangements, including special purpose entities.

Uses of Special Purpose Entities (SPEs)

The Group deals with some SPEs which were created to fulfill limited purposes as specified in their governing documents. The primary purpose of these SPEs is to receive contributions from investors for buying assets from the transferor, hold such purchased assets on behalf of the contributors to the trust and making regular payments to the investors from the proceeds of purchased assets. These SPEs have been organized mainly in the legal forms of trusts. In a securitization, the company transferring assets to a SPE converts all (or a portion) of those assets into cash before they would have been realized in the normal course of business, through the SPE’s issuance of debt and equity instruments, certificates, commercial paper and other notes of

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements indebtedness, which are recorded on the balance sheet of the SPE and not reflected in the transferring company’s balance sheet, assuming applicable accounting requirements are satisfied. Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as a collateral account or over-collateralization in the form of excess assets in the SPE, a line of credit, or from a liquidity facility, such as liquidity put option or asset purchase agreement. FASB has issued new accounting standards effective April 1, 2010, whereby the Group is required to consolidate certain of these trusts with which it currently has involvement and which had earlier been exempted from consolidation being Qualified Special Purpose Entities. In accordance with SFAS 167 (now codified as ASC 810-10), the Group consolidated these entities by initially measuring the assets, liabilities, and non-controlling interests of former QSPEs at their carrying values (the amounts at which the assets, liabilities, and non-controlling interests would have been carried in the consolidated financial statements, if the Group had always consolidated these former Qualified Special Purpose Entities). Further, SFAS 166 (now codified under ASC 810-10) requires certain asset transfers, including transfers of portions of assets that would have been considered sales under SFAS 140, to be considered secured borrowings.

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

The following table sets forth the Group’s involvement with consolidated and unconsolidated VIEs in which the Group holds significant variable interests at March 31, 2012.

 Rupees in million
Particulars	Significant investment in unconsolidated VIEs	Investment in consolidated VIEs	Total investment in VIE assets (gross assets)
Funded
Mortgaged backed securitizations	..	12,686.9	12,686.9
Asset backed securitizations	..	2,946.9	2,946.9
Total funded	..	15,633.8	15,633.8
Non-funded	..
Mortgaged backed securitizations	..	..	..
Asset backed securitizations	..	9,602.8	9,602.8
Others	..	..	..
Total non-funded	..	9,602.8	9,602.8
Total	..	25,236.6	25,236.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the Group’s involvement with consolidated and unconsolidated VIEs in which the Group holds significant variable interests at March 31, 2011.

 Rupees in million
Particulars	Significant investment in unconsolidated VIEs	Investment in consolidated VIEs	Total investment in VIE assets (gross assets)
Funded
Mortgaged backed securitizations	..	14,877.9	14,877.9
Asset backed securitizations	..	14,496.5	14,496.5
Total funded	..	29,374.4	29,374.4
Non-funded
Mortgaged backed securitizations	..	..	..
Asset backed securitizations	..	13,940.1	13,940.1
Others	..	..	..
Total non-funded	..	13,940.1	13,940.1
Total	..	43,314.5	43,314.5

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

The following table sets forth the carrying amounts and classification of the consolidated assets and liabilities at March 31, 2012, in respect of VIEs and SPEs where the Group is primary beneficiary. The liabilities of the consolidated VIE are to be met from the proceeds of the consolidated assets and other support provided by the Bank in the form of credit enhancements and liquidity facilities. The creditors of the consolidated VIEs do not have recourse to the general credit of the Group.

Rupees in million
Particulars	At March 31, 2011	At March 31, 2012
Cash	266.1	92.5
Investments	2,336.6	2,950.9
Total loans	20,857.6	10,225.2
Others	703.1	74.4
Total assets	24,163.4	13,343.0
Borrowings	11,076.7	9,326.5
Other liabilities	93.0	107.7
Total liabilities	11,169.7	9,434.2

b)	Investments

The following table sets forth the portfolio of investments classified as held for trading:

Rupees in million
Debt securities	At March 31, 2011	At March 31, 2012
Government securities	38,500.9	49,843.0
Other debt securities	115,754.4	156,282.0
Total debt securities	154,255.3	206,125.0
Equity shares	1,007.6	325.2
Mutual funds	14,903.6	2.2
Total	170,166.5	206,452.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale:

Rupees in million
	At March 31, 2012
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value

Available for sale
Corporate debt securities	255,778.1	3,397.0	(2,676.4)	256,498.7
Government securities	928,207.7	314.9	(21,412.3)	907,110.3
Other securities	39,724.0	679.5	(2,740.2)	37,663.3
Total debt securities	1,223,709.8	4,391.4	(26,828.9)	1,201,272.3
Equity securities	4,567.4	270.5	(22.3)	4,815.6
Other securities	34,563.8	211.6	(456.0)	34,319.4
Total	1,262,841.0	4,873.5	(27,307.2)	1,240,407.3

Rupees in million
	At March 31, 2011
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value

Available for sale
Corporate debt securities	226,939.6	4,980.3	(2,496.7)	229,423.2
Government securities	796,032.8	1,028.1	(16,104.6)	780,956.3
Other securities	72,602.9	336.5	(2,876.9)	70,062.5
Total debt securities	1,095,575.3	6,344.9	(21,478.2)	1,080,442.0
Equity securities	13,113.5	492.4	(735.0)	12,870.9
Other securities	34,371.0	317.0	(357.4)	34,330.6
Total	1,143,059.8	7,154.3	(22,570.6)	1,127,643.5

The Group’s investments portfolio also contains investments held by its venture capital subsidiaries and investment in non-readily marketable securities and investment in affiliates. The fair value of investments held by the venture capital subsidiaries was Rs. 1,886.4 million and Rs. 2,248.1 million at March 31, 2012 and March 31, 2011 respectively. Non-readily marketable securities primarily represent securities acquired as a part of project financing activities or conversion of loans in debt restructurings. The investment in non-readily marketable securities and affiliates was Rs. 55,494.3 million and Rs. 53,883.5 million at March 31, 2012 and March 31, 2011 respectively.

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

India-linked non-Rupee denominated bonds price is valued by discounting cash flows using rates published by Fixed Income Money Markets & Derivatives Association of India spreads corresponding to the domestic ratings of the issuer (capped at international sovereign rating).

The Group has valued the India linked credit derivatives at a combination of market quotes and cash flow discounting using spreads published by Fixed Income Money Markets & Derivatives Association of India corresponding to the domestic ratings of the issuer which is then adjusted with the additional credit spread mark ups depending on the liquidity of such financial instruments. Venture fund units are valued at the net asset value received from the funds. The funds make a number of assumptions with regard to various variables to arrive at the net asset values.

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

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2012 and the level of inputs used to measure those products.

Rupees in million
Description	Level 1	Level 2	Level 3	Total

Investments
Equity securities	5,982.5	..	524.2	6,506.7
Government debt securities	62,756.9	894,196.5	..	956,953.4
Corporate debt securities	14,759.3	247,915.2	3,572.7	266,247.2
Mortgage and other asset backed securities	12,148.1	56.3	6,525.4	18,729.8
Funded credit derivatives	..	..	1,484.2	1,484.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Description	Level 1	Level 2	Level 3	Total

Others	31,798.8	163,690.9	3,938.2	199,427.9
Total investments	127,445.5	1,305,858.9	16,044.7	1,449,349.2
Derivatives1 (positive mark-to-market)
Interest rate derivatives1	..	56,885.1	1,010.6	57,895.7
Currency derivatives (including foreign exchange derivatives)2	1,209.3	154,217.4	3.6	155,430.3
Equity derivatives	..	..	..	..
Un-funded credit derivatives	..	..	240.2	240.2
Total positive mark-to-market	1,209.3	211,102.5	1,254.4	213,566.2
Derivatives1 (negative mark-to-market)
Interest rate derivatives1	..	(29,794.4)	(1,031.4)	(30,825.8)
Currency derivatives (including foreign exchange derivatives)2	(622.2)	(124,642.7)	(2.8)	(125,267.7)
Equity derivatives	..	(0.2)	..	(0.2)
Un-funded credit derivatives	..	..	(275.0)	(275.0)
Total negative mark-to-market	(622.2)	(154,437.3)	(1,309.2)	156,368.7
Borrowing
Corporate Bonds	..	(345,492.4)	..	(345,492.4)
Total borrowings	..	(345,492.4)	..	(345,492.4)
1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2011 and the level of inputs used to measure those products.

Rupees in million
Description	Level 1	Level 2	Level 3	Total

Investments
Equity securities	13,758.8	..	1,758.6	15,517.4
Government debt securities	45,756.3	773,700.9	..	819,457.2
Corporate debt securities	32,907.3	206,085.5	2,957.3	241,950.1
Mortgage and other asset backed securities	2,557.6	10,031.7	7,532.7	20,122.0
Funded credit derivatives	..	..	17,692.0	17,692.0
Others	46,716.4	135,497.5	3,105.5	185,319.4
Total investments	141,696.4	1,125,315.6	33,046.1	1,300,058.1
Derivatives1 (positive mark-to-market)
Interest rate derivatives1	..	61,446.6	2,126.7	63,573.3
Currency derivatives (including foreign exchange derivatives)2	774.9	97,611.2	..	98,361.1
Equity derivatives	4.4	..	..	4.4
Un-funded credit derivatives	..	..	325.7	325.7
Total positive mark-to-market	779.3	159,057.8	2,452.4	162,289.5
Derivatives1 (negative mark-to-market)
Interest rate derivatives1	..	(46,207.5)	(2,129.3)	(48,336.8)
Currency derivatives (including foreign exchange derivatives)2	(504.3)	(87,254.9)	..	(87,759.2)
Equity derivatives	(3.8)	..	..	(3.8)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Description	Level 1	Level 2	Level 3	Total

Un-funded credit derivatives	..	..	(483.6)	(483.6)
Total negative mark-to-market	(508.1)	(133,462.4)	(2,612.9)	(136,583.4)
Borrowing
Corporate Bonds	..	(299,581.0)	..	(299,581.0)
Total borrowings	..	(299,581.0)	..	(299,581.0)
1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

For certain products, the valuations based solely on market participant quotes/spreads were considered inadequate due to relatively inactive markets and hence alternative valuation methodology has been used. The market for these instruments remains illiquid as on March 31, 2012 and the sole reliability of market quotes remain inadequate as on the reporting date. Bonds which have been identified as illiquid and are valued based on the prices of similar assets or at a weighted average price derived from market quotes and valuation models have been classified as Level 2 or Level 3 instruments respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Transfers in and out of Level 3

Equity shares of Rs. 1,133.1 million were transferred from Level 3 to Level 1 as these securities were valued based on quoted price at March 31, 2012 after listing of these securities in stock exchanges in India.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2012.

Rupees in million
	Investments
Description	Equity securities	Corporate debt securities	Mortgage and other asset backed securities	Funded credit derivatives	Others	Total
Beginning balance at April 1, 2011	1,758.6	2,957.3	7,532.7	17,692.0	3,105.5	33,046.1
Total gains or losses (realized/unrealized)
-Included in earnings	(138.1)	26.8	..	29.5	(11.5)	(93.3)
-Included in other comprehensive income	90.1	..	(9.2)	..	(269.8)	(188.9)
Purchases	0.5	258.7	..	..	1,383.9	1,643.1
Sales	(63.9)	(4.6)	..	..	(269.9)	(338.4)
Issuances	..	..	1,016.0	..	..	1,016.0
Settlements	..	(52.3)	(2,266.1)	(16,963.6)	..	(19,282.0)
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	(1,133.3)	..	..	..	..	(1,133.3)
Foreign currency translation adjustment	10.3	386.8	252.0	726.3	..	1,375.4
Ending balance at March 31, 2012	524.2	3,572.7	6,525.4	1,484.2	3,938.2	16,044.7

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(2.3)	37.9	—	88.3	—	123.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2012.

Rupees in million
	Derivatives
Description	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2011	(2.6)	..	..	(157.9)	(160.5)
Total gains or losses(realized/unrealized)
-Included in earnings	(57.1)	..	..	18.7	(38.4)
-Included in other comprehensive income	..	..	..	..	..
Purchases	44.7	..	..	5.0	49.7
Sales	..	..	...	..	..
Issuances	..	..	...	..	..
Settlements	(2.0)	..	..	99.4	97.4
Transfers in Level 3	..	..	...	..	..
Transfers out of Level 3	..	..	...	..	..
Foreign currency translation adjustment	(3.0)	..	..	..	(3.0)
Ending balance at March 31, 2012	(20.0)	..	..	(34.8)	(54.8)

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	..	..	..	136.6	136.6

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

 Rupees in million
	Derivatives
Description	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2010	29.4	..	..	(398.0)	(368.6)
Total gains or losses(realized/unrealized)
-Included in earnings	12.6	..	..	240..0	252.6
-Included in other comprehensive income	..	..	..	..	..
Purchases	0.3	..	..	32.0	32.3
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	(42.8)	..	..	(31.9)	(74.7)
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	..	..	..	..	..
Foreign currency translation adjustment	(2.1)	..	..	..	(2.1)
Ending balance at March 31, 2011	(2.6)	..	..	(157.9)	(160.5)

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(75.9)	..	..	136.6	60.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Group holds investments in certain venture funds and security receipts. The fair value of these investments has been estimated using the Net Asset Value per unit as declared by such investee entities. The Bank invests in these securities for the purposes of liquidity management, gains through appreciation in value of units and improvement in recoveries on non performing assets. While certain units provide for redemption facility at relatively short notice, the venture funds units and security receipts operate under certain restrictions as to redemption and the cash flow from these investments is expected to happen upon liquidation of the underlying assets.

The following table sets forth, for the period indicated, the details of investments which are fair valued based on the net asset value considered as Level 3 inputs.
          Rupees in million
	At March 31,
	2011	2012
Description of securities	Fair value	Fair value
Security receipt	543.1	597.6
Venture fund units	2,562.4	2,528.9
Total	3,105.5	3,126.5

The Bank has a commitment to contribute towards the corpus of venture capital funds which is dependent upon the future contributions of other investors. The amount of our maximum commitment based on original target corpus of the funds was Rs. 2,218.0 million at March 31, 2012 (March 31, 2011: Rs. 3,621.4 million).

d)	Loans

The following table sets forth the recorded investment in restructured loans at March 31, 2012.

 Rupees in million
	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	112,517.3	40,223.4	32,310.1	144,827.4
Consumer loans and credit card receivables	13,344.0	7,513.2	150.6	13,494.6
Lease financing	-	-	-	-
Total	125,861.3	47,736.6	32,460.7	158,322.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the recorded investment in restructured loans at March 31, 2011.

Rupees in million
	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	116,036.5	48,687.1	24,525.3	140,561.8
Consumer loans and credit card receivables	17,641.8	7,731.7	1,098.2	18,740.0
Lease financing	-	-	-	-
Total	133,678.3	56,418.8	25,623.5	159,301.8

The following table sets forth the recorded investment in other impaired loans at March 31, 2012.

 Rupees in million
	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	28,433.9	16,700.7	15,417.6	43,851.5
Consumer loans and credit card receivables	74,612.7	62,281.6	-	74,612.7
Lease financing	-	-	-	-
Total	103,046.6	78,982.3	15,417.6	118,464.2

The following table sets forth the recorded investment in other impaired loans at March 31, 2011.

 Rupees in million
	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	29,843.5	17,603.9	16,476.4	46,319.9
Consumer loans and credit card receivables	87,478.8	70,014.6	-	87,478.8
Lease financing	-	-	-	-
Total	117,322.3	87,618.5	16,476.4	133,798.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2012.

Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	40,223.4	-	-	40,223.4
Allowance for loan losses: collectively evaluated for impairment	-	7,513.2	-	7,513.2
Allowance for loan losses: loan acquired with deteriorated credit quality	-	-	-	-
Total	40,223.4	7,513.2	-	47,736.6
Recorded financing receivables
Individually evaluated for impairment	144,827.4	150.6	-	144,978.0
Collectively evaluated for impairment	-	13,344.0	-	13,344.0
Loan acquired with deteriorated credit quality	-	-	-	-
Total	144,827.4	13,494.6	-	158,322.0

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2011.

Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	48,687.1	-	-	48,687.1
Allowance for loan losses: collectively evaluated for impairment	-	7,731.7	-	7,731.7
Allowance for loan losses: loan acquired with deteriorated credit quality	-	-	-	-
Total	48,687.1	7,731.7	-	56,418.8
Recorded financing receivables
Individually evaluated for impairment	140,561.8	224.0	-	140,785.8
Collectively evaluated for impairment	-	18,516.0	-	18,516.0
Loan acquired with deteriorated credit quality	-	-	-	-
Total	140,561.8	18,740.0	-	159,301.8

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2012.

Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	18,139.6	3,397.4	-	21,537.0
Allowance for loan losses: collectively evaluated for impairment	10,739.1	61,256.6	-	71,995.7
Allowance for loan losses: loan acquired with deteriorated credit quality	-	-	-	-
Total	28,878.7	64,654.0	-	93,532.7
Recorded financing receivables
Individually evaluated for impairment	102,272.5	4,775.2	-	107,047.7
Collectively evaluated for impairment	1,691,211.9	982,219.4	-	2,673,431.3
Loan acquired with deteriorated credit quality	-	-	-	-
Total	1,793,484.4	986,994.6	-	2,780,479.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2011.

Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	18,887.6	1,544.8	-	20,432.4
Allowance for loan losses: collectively evaluated for impairment	9,566.7	71,446.7	-	81,013.4
Allowance for loan losses: loan acquired with deteriorated credit quality	-	-	-	-
Total	28,454.3	72,991.5	-	101,445.8
Recorded financing receivables
Individually evaluated for impairment	98,661.2	2,692.7	6.8	101,360.7
Collectively evaluated for impairment	1,477,888.8	932,409.5	-	2,410,298.3
Loan acquired with deteriorated credit quality	-	-	-	-
Total	1,576,550.0	935,102.2	6.8	2,511,659.0

e)	Equity affiliates

Under U.S. GAAP the Group accounts for its ownership interest in ICICI Prudential Life Insurance Limited (ICICI Life) and ICICI Lombard General Insurance Company Limited (ICICI General) by the equity method of accounting because of substantive participative rights held by the minority shareholders.

The following tables set forth, for the periods indicated, the summarized balance sheets and statements of operations of these entities.

Rupees in million
Balance sheet	At March 31,
	2011		2012
	ICICI Life	ICICI General	ICICI Life	ICICI General

Cash and cash equivalents	11,138.2	1,343.5	16,952.3	1,347.2
Securities	82,374.7	44,984.7	108,869.4	59,186.5
Assets held to cover linked liabilities	582,329.6	..	574,851.1	..
Other assets	56,061.5	36,409.6	51,488.6	46,744.7

Total assets	731,904.0	82,737.8	752,161.4	107,278.4

Provision for linked liabilities	582,329.6	..	574,851.1	..
Other liabilities	108,333.3	64,157.5	127,488.6	93,305.6
Stockholders’ equity	41,241.1	18,580.3	49,821.7	13,972.8

Total liabilities and stockholders’ equity	731,904.0	82,737.8	752,161.4	107,278.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
Statement of income	Year ended March 31,
	2011		2012
	ICICI Life	ICICI General	ICICI Life	ICICI General

Interest income	18,499.9	2,589.8	28,350.1	4,369.4
Interest expense	..	..	..	..
Net interest income	18,499.9	2,589.8	28,350.1	4,369.4
Insurance premium	178,806.3	28,544.1	140,215.8	35,534.2
Other non-interest income	44,870.6	2,950.5	(27,766.4)	986.3
Non-interest expense	(235,406.7)	(34,895.9)	(127,557.5)	(46,769.9)
Income tax (expense)/ benefit	(934.2)	299.8	(900.3)	1,507.9
Income/(loss), net	5,835.9	(511.7)	12,341.7	(4,372.1)

The following table sets forth, for the periods indicated, retained earnings of 3i Infotech Limited which is accounted for as equity affiliate by the Group.
Rupees in million
	At March 31,
	2011	2012
Retained Earnings	949.9	(77.2)
Total Retained Earnings	4,671.9	(379.9)
% Holding	20.3%	20.3%
The profit/(loss) pick up for 3i Infotech for the year ended March 31, 2012 and March 31, 2011 amounted to Rs. (864.6) million and Rs. 363.7 million respectively. The aggregate market value of the investment in shares of 3i Infotech Limited at March 31, 2012 based on quoted market prices was Rs. 603.1 million.

f)  Goodwill and intangible assets

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under U.S. GAAP.

Rupees in million
	Year ended March 31,
	2011	2012

Goodwill	35,238.4	35,238.4
Accumulated amortization	(54.0)	(54.0)
Goodwill, net	35,184.4	35,184.4

Customer-related intangibles	10,410.1	10,410.1
Accumulated amortization	(6,309.7)	(7,980.1)
Accumulated translation adjustment	(9.6)	0.3
Customer related intangibles, net	4,090.8	2,430.3

Asset management and advisory intangibles	367.0	367.0
Operating lease	246.9	246.9
Accumulated amortization	(22.3)	(57.7)
Operating lease net	224.6	189.2

Other intangibles	47.0	47.0
Accumulated amortization	(47.0)	(47.0)

Other intangibles, net	..	..
Goodwill and intangible assets, net	39,866.8	38,170.9

The following table sets forth, for the periods indicated, the changes in goodwill under U.S. GAAP.

    Rupees in million
	Year ended March 31,
	2011	2012

Opening balance	8,063.4	35,184.4
Goodwill disposed off during the period	..	..
Goodwill addition during the period	27,120.9	..
Closing balance	35,184.3	35,184.4

The following table sets forth, for the periods indicated, the changes in intangible assets under U.S. GAAP.
    Rupees in million
	Year ended March 31,
	2011	2012
Opening balance	1,766.1	4,315.2
Amortization	(1,307.3)	(1,695.8)
Disposal	(41.6)	..
Intangible assets relating to acquisitions	3,898.0	..
Translation adjustment during the year	..	..
Closing balance	4,315.2	2,619.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the estimated amortization schedule for intangible assets under U.S. GAAP, on a straight line basis, for the next five years.

Rupees in million
Year ended March 31	Amount

2013	960.8
2014	849.6
2015	490.3
2016	182.3
2017	123.6
Thereafter	12.8
Total	2,619.4

The Group has assigned goodwill to reporting units. The group tests its goodwill for impairment on annual basis at a reporting unit level. No goodwill impairment was recorded during the year ended March 31, 2012 and March 31, 2011. Fair value of the reporting units was derived by applying comparable companies multiples method. Under this method, fair value of the reporting units are arrived at by multiplying future maintainable profits of the reporting units with the price earnings multiple.

g)  Employee benefits

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

The following table sets forth, for the periods indicated, the funded status of the plans and the amounts recognized in the financial statements.

          Rupees in million
	Year ended March 31,
	2011	2012

Change in benefit obligations
Projected benefit obligations at the beginning of the year	2,468.1	5,041.3
Add: Adjustment for exchange fluctuation on opening obligations	0.1	5.8
Adjusted opening obligations	2,468.2	5,047.1
Service cost	349.8	416.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Year ended March 31,
	2011	2012

Interest cost	373.2	473.1
Acquisition/(Divestitures)	2,697.6	57.9
Plan amendments	6.5	..
Benefits paid	(396.6)	(625.4)
Actuarial (gain)/loss on obligations	(457.4)	(55.9)

Projected benefit obligations at the end of the year	5,041.3	5,313.6

Change in plan assets
Fair value of plan assets at the beginning of the year	2,689.5	5,336.0
Acquisition/(Divestitures)	54.4	9.0
Fair value of plan assets acquired on acquisition	803.0	..

Actual return on plan assets	159.6	437.2
Employer contributions	2,026.1	28.4
Benefits paid	(396.6)	(625.4)
Plan assets at the end of the year	5,336.0	5,185.2

Funded status	294.7	(128.4)
Unrecognized actuarial loss	..	..
Unrecognized transitional obligation	..	..
Unrecognized prior service cost	..	..

Amount recognized, net	294.7	(128.4)

Accumulated benefit obligation at year-end	3,255.8	3,676.2

The following table sets forth, for the periods indicated, the components of the net gratuity cost.

Rupees in million
	Year ended March 31,
	2010	2011	2012

Service cost	293.3	349.8	416.8
Interest cost	200.1	373.2	473.1
Expected return on assets	(200.6)	(247.9)	(409.9)
Amortization of transition asset/liability	..	6.6	..
Amortization of prior service cost	13.2	8.5	14.8
Amortized actuarial (gain)/loss	(0.8)	(18.1)	(6.6)
Curtailment (gain)/loss	..	..	..
Acquisition and divesture (gain)/loss	(2.4)	(6.7)	2.0
Gratuity cost, net	302.8	465.4	490.2

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government bond rates with a premium added to reflect the additional risk for AAA rated corporate bonds.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2010	2011	2012

Discount rate	8.7%	9.0%	9.0%
Rate of increase in the compensation levels	7.0%	8.0%	7.1%
Rate of return on plan assets	8.0%	7.8%	8.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2011	2012

Discount rate	9.0%	9.4%
Rate of increase in the compensation levels	8.0%	7.1%

Plan Assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years on the type of investments prescribed as per statutory pattern of investment.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.

Rupees in million
	At March 31,
	2011	2012

Assets category
Investment in schemes of ICICI Prudential Life Insurance Company Limited
Group balance fund1	357.9	317.1
Group debt fund2	294.3	248.4
Group growth fund3	822.7	840.0
Group short term fund4	177.5	132.3
Group return guarantee fund5	117.9	127.7
Group Suraksha Scheme6	2,000.0	2,087.7
Total investment in schemes of ICICI Prudential Life Insurance Company Limited	3,770.3	3,753.2
Investment in scheme of Life Insurance Corporation of India	519.1	557.8
Total assets managed by external entities	4,289.4	4,311.0
Special deposit with central government	368.8	290.7
Government debt securities	334.1	238.2
Corporate debt securities	279.5	300.6
Balance with banks and others	64.1	44.7
Total	5,335.9	5,185.2
1.
Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions. At March 31, 2012, investment primarily in equity, corporate bonds and fixed deposits was 15.2%, 56.0% and 18.6% respectively.

2.
Objective of the scheme is to provide accumulation of income through investment primarily in various fixed income securities. The scheme provides capital appreciation while maintaining a suitable balance between return, safety and liquidity. The fund invests in debt and money market instruments. At March 31, 2012, investment primarily in corporate bonds and fixed deposits was 67.7% and 25.1% respectively.

3.
Objective of the scheme is to provide long-term capital appreciation through investments primarily in equity and equity-related instruments with a maximum investment of 60% in equity and equity-related securities and balance in debt. At March 31, 2012, investment primarily in equity, corporate bonds and fixed deposit was 53.1%, 25.5% and 12.0% respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

4.
Objective of the scheme is to provide suitable returns through investments primarily in low risk investments in debt and money market instruments while attempting to protect the capital deployed in the fund. The fund primarily invests in debt with a maturity of less than 5 years and money market instruments. At March 31, 2012, investment primarily in corporate bonds and fixed deposits was 56.4% and 23.5% respectively.

5.	At March 31, 2012, investment primarily in corporate bonds and fixed deposits was 49.2% and 35.7% respectively.
6.	At March 31, 2012, investment primarily in corporate bonds, government securities and fixed deposit was 50.8%, 29.9% and 18.0% respectively.

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

Description	Target asset allocation at March 31, 2012	Target asset allocation at March 31, 2013
Funds managed by external entities	80%	84%
Special deposit with central government	10%	6%
Debt securities	8%	8%
Balance with banks	2%	2%
Total	100%	100%

The plan assets primarily consist of investments made in funds managed by external entities, which are primarily in equity, money market instruments and debt instruments in different proportions depending on the objective of schemes. The value of the plan assets in funds managed by ICICI Prudential Life Insurance Company Limited has been arrived at based on the net asset value per unit of individual schemes, which are considered as Level 2 input. The value of plan assets in the form of investments in scheme of LIC and special deposit with the Central Government are derived using Level 1 inputs. The value of plan assets in the form of debt securities is derived using Level 2 input.

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

The plan assets are mainly invested in various gratuity schemes of the insurance companies to limit the impact of individual investment. The Group’s entire investment of plan assets is in India and 72.4% investment is in various gratuity schemes of ICICI Prudential Life Insurance Company Limited. Insurers managing the plan assets of the Group consider operational risk, performance risk, credit risk and equity risk in their investment policy as part of their risk management practices.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million
Amount

Expected Group contributions to the fund during the year ending March 31, 2013	295.0
Expected benefit payments from the fund during year ending March 31,
2013	905.9
2014	800.4
2015	824.9
2016	951.2
2017	963.0
Thereafter upto ten years	4,166.9

The expected benefits are based on the same assumptions as used to measure the Group’s benefit obligation at March 31, 2012.

Pension

The Group provides for pension, a deferred retirement plan covering certain employees. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of employment with the Group. Employees covered by the pension plan are not eligible for benefits under the provident fund plan, a defined contribution plan. The pension plan pertained to the employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan which were acquired with effect from March 2001, April 2007 and August 2010 respectively. Erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan have separate pension fund that are managed in-house and the liability is funded as per the valuation arrived by the actuary. The pension payments to retired employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan employees are being administered by ICICI Prudential Life Insurance Company, from whom the Bank has purchased master annuity policies.

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

Rupees in million
	Year ended March 31,
	2011	2012

Change in benefit obligations
Projected benefit obligations at beginning of the year	1,536.4	7,735.5
Service cost	153.2	220.0
Interest cost	448.3	687.7
Acquisition/(divestitures)	5,896.8	..
Liability extinguished on settlement	(460.0)	(2,268.7)
Benefits paid	(160.4)	(260.7)
Curtailment and settlement (gain)/loss	..	..
Actuarial (gain)/loss on obligations	321.2	2,393.5

Projected benefit obligations at the end of the year	7,735.5	8,507.3

Change in plan assets
Fair value of plan assets at beginning of the year	1,840.0	8,467.6
Actual return on plan assets	225.7	704.4
Acquisition/(divestitures)	978.8	..
Assets distributed on settlement	(511.1)	(2,413.5)
Employer contributions	6,094.6	2,881.7
Benefits paid	(160.4)	(260.7)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Year ended March 31,
	2011	2012

Plan assets at the end of the year	8,467.6	9,379.5
Funded status	732.1	872.4
Net amount recognized	732.1	872.4
Accumulated benefit obligation at year end	6,215.6	6,894.2

The following table sets forth, for the periods indicated, the components of the net pension cost.

Rupees in million
	Year ended March 31,
	2010	2011	2012

Service cost	39.8	153.2	220.0
Interest cost	132.0	448.3	687.7
Expected return on assets	(169.8)	(156.5)	(652.9)
Curtailment and settlement (gain)/loss	34.9	51.1	144.8
Actuarial (gain)/loss	3.8	44.0	..

Net pension cost	40.7	540.1	399.6

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2010	2011	2012

Discount rate	8.7%	8.7%	9.1%
Rate of increase in the compensation levels
On basic pay	7.0%	7.0%	1.5%
On dearness relief	7.0%	7.0%	7.0%
Rate of return on plan assets	8.0%	8.0%	8.0%
Pension increases	3.0%	3.0%	3.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31
	2011	2012

Discount rate	9.1%	9.3%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%
On dearness relief	7.0%	7.0%
Pension increases	3.0%	3.0%

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
Rupees in million
Asset category	Fair value at March 31, 2011	Fair value at March 31, 2012	Target asset allocation at March 31, 2011	Target asset allocation at March 31, 2012
Government debt securities	841.2	805.4	10%	9%
Corporate debt securities	915.9	882.0	10%	9%
Balance with banks and others	310.4	289.1	4%	3%
Group Suraksha Scheme of ICICI Prudential Life Insurance Company Limited1	6,400.0	7,403.0	76%	79%
Total	8,467.5	9,379.5	100%	100%
1.	At March 31, 2012 investment primarily in government securities and corporate bonds was 47.7% and 52.3% respectively.

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

The plan assets of the Group are mainly invested in schemes of ICICI Prudential Life Insurance Company Limited, government and corporate securities. The Group’s entire investment plan assets are in India and 78.9% is in the scheme ICICI Prudential Life Insurance Company Limited. Insurers managing the plan assets of the Group consider operational risk, performance risk, credit risk and equity risk in their investment policy as part of their risk management practices. Further, the risk is sought to be reduced by investing in government securities or relatively low risk securities.

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million
Amount
Expected Group contributions to the fund during the year ending March 31, 2013	150.0
Expected benefit payments from the fund during year ending March 31,
2013	698.6
2014	703.1
2015	754.4
2016	791.0
2017	856.3
Thereafter upto ten years	3,688.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The expected benefits are based on the same assumption as used to measure the Group’s benefit obligation at March 31, 2012.

Superannuation

The permanent employees of the Group are entitled to receive retirement benefits under the superannuation scheme operated by the Group. Superannuation is a defined contribution plan under which the Group contributes annually a sum equivalent to 15.0% of the employee’s eligible annual salary based on the option exercised by the employees, either to LIC or ICICI Prudential Life Insurance Company, the managers of the fund, who undertake to pay the lump sum and annuity payments pursuant to the scheme. The Group contributed Rs. 89.5 million, Rs. 106.3 million and Rs. 120.4 million to the employees superannuation plan for the year ended March 31, 2010, March 31, 2011 and March 31, 2012 respectively.

Provident fund

In accordance with Indian regulations, employees of the Group (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund. These contributions are made to a fund set up by the Group and administered by a Board of Trustees. The Group has contributed Rs. 872.2 million, Rs. 1,323.6 million and Rs. 1,261.2 million to the employees’ provident fund for the year ended March 31, 2010, March 31, 2011 and March 31, 2012 respectively, which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

h)  Earnings per share

Basic earnings per share is net income per weighted average equity shares. Diluted earnings per share reflects the effect that existing options would have on the basic earnings per share if they were to be exercised, by increasing the number of equity shares.

The basic and diluted earnings per share under U.S. GAAP differs to the extent that income under U.S. GAAP differs.

The following table sets forth, for the periods indicated, the computation of earnings per share as per U.S. GAAP.

Rupees in million, except per share data
	Year Ended March 31,
	2010		2011		2012

	Basic	diluted	Basic	Diluted	Basic	Diluted
Earnings
Net income (before dilutive impact)	45,250.2	45,250.2	54,026.8	54,026.8	69,981.9	69,981.9
Contingent issuances of subsidiaries/equity affiliates	..	(125.8)	..	(80.7)	..	(83.9)
	45,250.2	45,124.4	54,026.8	53,946.1	69,981.9	69,898.0
Common stock
Weighted-average common stock outstanding	1,113.7	1,113.7	1,138.0	1,138.0	1,152.3	1,152.3
Dilutive effect of employee stock options	..	4.5	..	4.2	..	3.0

Total	1,113.7	1,118.2	1,138.0	1,142.2	1,152.3	1,155.3

Earnings per share
Net income (Rs.)	40.63	40.35	47.48	47.23	60.73	60.50

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

i)  Income taxes

 Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

  Rupees in million
	At March 31,
	2011	2012

Deferred tax assets
Allowance for loan losses	35,400.0	32,449.9
Available for sale securities	5,900.5	7,777.4
Investments in trading securities	156.2	535.7
Unearned income	9,229.6	9,589.3
Business/capital loss carry forwards	253.0	326.9
Investments in subsidiaries and affiliates	4,790.5	5,472.0
Others	2,336.5	1,755.7
	58,066.4	57,906.9
Valuation allowance	(248.8)	(247.4)
Total deferred tax asset	57,817.6	57,659.5

Deferred tax liabilities
Property and equipment	(5,987.5)	(5,697.3)
Investments in subsidiaries and affiliates	(735.5)	(1,909.7)
Intangibles	(1,421.9)	(839.8)
Long-term debt	(240.1)	(253.9)
Others	(1,551.4)	(1,796.1)
Total deferred tax liability	(9,936.4)	(10,496.8)
Net deferred tax asset	47,881.2	47,162.7

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of those deductible differences, net of the existing valuation allowances at March 31, 2011

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements and 2012. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory tax rate was 30% for the years ended March 31, 2010, March 31, 2011 and March 31, 2012. The above rate is increased by applicable surcharge and education cess payable on tax and surcharge. The rate of surcharge was 10.0% for the years ended March 31, 2010 and 7.5% for the year ended March 31, 2011 and 5% for the year ended March 31, 2012, whereas rate of education cess was 2.0% for each of the years ended March 31, 2010, 2011 and 2012 and additional 1.0% as secondary and higher educational cess for each of the years ended March 31, 2010, March 31, 2011 and March 31, 2012 respectively. This resulted in a statutory tax rate of 33.99%, 33.22% and 32.45% for the years ended March 31, 2010, 2011 and 2012 respectively.

Reconciliation of tax rates

The following table sets forth, for the periods indicated, reconciliation of expected income taxes at statutory income tax rate to income tax expense/(benefit).
Rupees in million
	Year ended March 31,
	2010	2011	2012
Income/(loss) before income taxes including non controlling interest 1	59,476.7	75,949.6	101,100.3
Net statutory tax rate	33.99%	33.22%	32.45%
Income tax expense/(benefit) at the statutory tax rate	20,216.1	25,228.6	32,802.0
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions	(923.0)	(1,726.0)	(1,998.5)
Exempt interest and dividend income	(2,221.1)	(1,824.7)	(1,029.9)
Income charged at rates other than statutory tax rate	(2,740.1)	(2,081.0)	(2,392.9)
Changes in the statutory tax rate	0.0	802.7	936.1
Expenses disallowed for tax purposes	161.0	886.8	1,743.7
Tax on undistributed earnings of subsidiaries	(624.8)	304.8	931.8
Change in valuation allowance	0.0	44.6	(1.4)
Tax adjustments in respect of prior year tax assessments	(210.7)	35.1	61.2
Others	(50.4)	(93.4)	(373.5)

Income tax expense/(benefit) reported2	13,607.0	21,577.5	30,678.6
1.	Includes income/(loss) before income taxes of foreign subsidiaries of Rs. 572.4 million, Rs. 1,472.2 million and Rs. 5,450.1 million for years ended March 31, 2010, 2011 and 2012 respectively.
2.
Includes current taxes of foreign subsidiaries of Rs. 1,422.3 million, Rs. 1,261.4 million and Rs. 1,333.8 million and deferred tax (expense)/benefit of foreign subsidiaries of Rs. 1,134 million, Rs. 822.1 million and Rs. (153.8) million for the years ended March 31, 2010, 2011 and 2012 respectively.

The net change in the total valuation allowance for the years ended March 31, 2010, March 31, 2011 and March 31, 2012 was a decrease of Rs. 657.5 million, an increase of Rs. 44.6 million and decrease of Rs.1.4 million respectively.

At March 31, 2012, total business loss carry forwards pertaining to the Group’s subsidiaries are Rs. 549.7 million with expiration dates as follows: March 31, 2026: Rs. 99.8 million, March 31, 2025: Rs. 42.6 million, March 31, 2024: Rs. 158.0 million, March 31, 2023: Rs. 210.0 million, March 31, 2022: Rs. 38.9 million, and March 31, 2018: Rs. 0.4 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

At March 31, 2012, total business loss carry forwards pertaining to the Bank were Rs. 367.6 million and these business loss carry forwards expire on March 31, 2020.

Accounting for uncertainty in income taxes

On April 1, 2007 the Company adopted the provisions of FASB ASC Topic 740 “Income Taxes” on accounting for uncertainty in income taxes. Since adoption, the Company’s policy to include interest and penalties relating to gross unrecognized tax benefits within the income tax expense did not change. However, no interest is attributable in view of the adequate taxes paid by the Company in respect of unrecognized tax benefits. No penalties have been accrued as of March 31, 2012, as the Company believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.

Rupees in million

	Year ended March 31,
	2010	2011	2012

Beginning balance	9,026.8	9,565.7	10,027.3
Increases related to prior year tax positions	538.9	227.9	..
Increases related to current year tax positions	..	233.7	206.9
Decreases related to prior year tax positions	..	..	(31.9)
Decreases related to settlements with taxing authorities	..	..	..
Decreases related to lapsing of statute of limitations	..	..	..
Ending balance	9,565.7	10,027.3	10,202.3

The Company’s total unrecognized tax benefits, at March 31, 2010, March 31, 2011 and March 31, 2012, if recognized, would reduce the tax provisions by Rs. 8,441.6 million, Rs. 8,903.2 million and Rs. 9,078.2 million at March 31, 2010, March 31, 2011 and March 31, 2012, respectively and thereby would affect the Company’s effective tax rate.

The Company’s major tax jurisdiction is India and the assessment is not yet completed for fiscal year 2009 and onwards. However, appeals filed by the Company are pending with various local tax authorities in India from fiscal years 1993 onwards.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

j) Other than temporary impairment

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

The following table sets forth, the fair value of the investments in equity and debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2012.

Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	33,550.4	(816.3)	73,518.9	(1,860.1)	107,069.3	(2,676.4)
Government securities	164,870.9	(2,002.2)	535,025.5	(19,410.1)	699,896.4	(21,412.3)
Other securities	2,226.6	(106.3)	15,432.1	(2,633.9)	17,658.7	(2,740.2)
Total debt securities	200,647.9	(2,924.8)	623,976.5	(23,904.1)	824,624.4	(26,828.9)
Marketable equity securities	36.1	(19.3)	14.1	(3.0)	50.2	(22.3)
Other securities	1,595.4	(152.9)	3,069.2	(303.1)	4,664.6	(456.0)
Total	202,279.4	(3,097.0)	627,059.8	(24,210.2)	829,339.2	(27,307.2)

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the total other than temporary impairment recognized on debt securities during the year ended March 31, 2012.

Rupees in million
	Impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
Description of securities	Total impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net impairment losses recognized in earnings	Other than impairment losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Corporate debt securities	530.5	..	530.5	6.0	536.5
Government securities	..	..	..	..	..
Other securities
Preference shares	250.1	..	250.1	..	250.1
Others	..	..	..	..	..
Total other securities	250.1	..	250.1	..	250.1
Total	780.6	..	780.6	6.0	786.6

The following table sets forth, the total other than temporary impairment recognized on debt securities during year ended March 31, 2011.

                                                                                                                                        Rupees in million
	Impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
Description of securities	Total impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net impairment losses recognized in earnings	Other than impairment losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Corporate debt securities	180.9	..	180.9	180.6	361.5
Government securities	..	..	..	115.6	115.6
Other securities
Preference shares	1,868.6	..	1,868.6	..	1,868.6
Others	320.7	..	320.7	..	320.7
Total other securities	2,189.3	..	2,189.3	..	2,189.3
Total	2,370.2	..	2,370.2	296.2	2,666.4

The following table sets forth, a 12 month roll forward of cumulative other than temporary impairment credit loss recognized in earnings for AFS debt securities held at March 31, 2012.

Rupees in million
	Balance at March 31, 2011	Credit impairments in earnings on securities not previously impaired	Credit impairments recognized in earnings on securities that have been previously impaired	Reduction due to sales or maturity of credit impaired securities	Reduction of credit losses earlier recognized in earnings which the group intends to sell	Balance at March 31, 2012
Corporate debt securities	180.9	299.3	231.2	..	..	711.4
Other securities	313.8	..	..	313.8	..	..
Preference shares	3,693.3	134.8	115.3	1,240.4	..	2,703.0
Total	4,188.0	434.1	346.5	1,554.2	..	3,414.4

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

•
The diminution in the value of marketable equity securities and other securities is not considered as other than temporarily impaired at March 31, 2012 after considering the factors like projects under implementation, strategic nature of investments and the entity’s proposed capacity expansion for improving the marketability of the product, increasing sale trend, cash flows etc. Based on the evaluation and the company’s ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Group does not consider these to be other than temporarily impaired at March 31, 2012.

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

At March 31, 2012, the Group holds cost method investments amounting Rs. 55,494.3 million. The fair value for such securities has not been estimated in the absence of changes in circumstances that have a significant adverse effect on the fair value of the investments.

k) Comprehensive income

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, details of comprehensive income.
Rupees in million
	Year ended March 31,
	2010	2011	2012

Net income/(loss) (net of tax) excluding non-controlling interest	45,250.2	54,026.8	69,981.9
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)1	9,490.3	(2,259.2)	(8,198.1)
Translation adjustments2	(3,834.9)	1,267.7	3,593.4
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)3	(160.4)	(95.3)	(1,320.5)
Comprehensive income attributable to ICICI Bank stockholders	50,745.2	52,940.0	64,056.7
Comprehensive income attributable to non-controlling interests	604.1	351.0	438.8
Total comprehensive income	51,349.3	53,291.0	64,495.5
1.	Net of tax effect of Rs. (1,067.8) million, Rs. 1,146.8 million and Rs. 3,567.1 million for the year ended March 31, 2010, March 31, 2011, and March 31, 2012 respectively.
2.	Net of tax effect of Rs. (3.0) million, Rs. (24.6) million and Rs. (242.4) million for the year ended March 31, 2010, March 31, 2011, and March 31, 2012 respectively.
3.	Net of tax effect of Rs. 46.5 million, Rs. 44.7 million, and Rs. 649.5 million for the year ended March 31, 2010, March 31, 2011 and March 31, 2012 respectively.

l) Guarantees

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

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2012 amounted to Rs. 4,159.5 million (March 31, 2011: Rs. 4,208.9 million).

The following table sets forth, the details of guarantees outstanding at March 31, 2012.

Rupees in million
Nature of guarantee	Maximum potential amount of future payments under guarantee

	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	270,188.8	48,041.7	17,447.3	2,529.6	338,207.4
Performance guarantees	303,977.4	224,380.2	102,184.1	28,578.9	659,120.6
Total guarantees	574,166.2	272,421.9	119,631.4	31,108.5	997,328.0

The Group has collateral available to reimburse potential losses on its guarantees. At March 31, 2012, margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements guarantees amounted to Rs. 32,553.5 million (March 31, 2011: Rs. 25,318.8 million). Other property or security may also be available to the Group to cover losses under these guarantees.

Performance risk

For each corporate borrower, a credit rating is assigned at the time the exposure is approved and the rating is reviewed periodically thereafter. At the time of assigning a credit rating, the possibility of non-performance or non-payment is evaluated. Additionally, an assessment of the borrower's capacity to repay obligations, in the event of invocation is also evaluated. Thus, a comprehensive risk assessment of guarantee exposures is undertaken at the time of sanctioning such exposures.

22.	Regulatory matters

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2012 was Rs. 702,614.7 million (March 31, 2011: Rs. 614,292.0 million), and the Bank complied with the requirement throughout the year.

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

The Reserve Bank of India has stipulated that the minimum capital maintained by banks on adoption of the Basel II framework shall be subject to a prudential floor, which shall be higher of the minimum capital required as per Basel II or a specified percentage of the minimum capital required as per Basel I (80% at March 31, 2012). The computation under Reserve Bank of India guidelines on Basel II results in a higher minimum capital requirement as compared to Basel I and hence the capital adequacy at March 31, 2012 has been maintained and reported by the Bank as per Reserve Bank of India guidelines on Basel II.

 The total capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines on Basel II at March 31, 2012 is 18.52% (March 31, 2011: 19.54%) while the total capital adequacy ratio as per the Basel I framework is 16.26% on that date (March 31, 2011: 17.63%). These are based on unconsolidated financial statements as per Indian GAAP.

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

Place: Mumbai Date: July 31, 2012