Form 20-F
period 2013-03-31
ICICI BANK LTD
filed 2013-07-31
CIK 1103838

As filed with the Securities and Exchange Commission on July 31, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended March 31, 2013
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934

For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES
EXCHANGE ACT OF 1934
Date of event requiring this shell company report

Commission file number:  001-15002

ICICI BANK LIMITED
(Exact name of Registrant as specified in its charter)

Vadodara, Gujarat, India
(Jurisdiction of incorporation or organization)

ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India
(Address of principal executive offices)

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Equity Shares of ICICI Bank Limited (1)	New York Stock Exchange
American Depositary Shares, each representing two Equity Shares of ICICI Bank Limited, par value Rs. 10 per share	New York Stock Exchange

(1)	Not for trading, but only in connection with the registration of American Depositary Shares representing such Equity Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

[None]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

[None]

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2013 was 1,153,581,715.

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

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

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

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

☐ Item 17	☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

i

CROSS REFERENCE SHEET

Form 20-F	Item Number and Caption	Location

Part – I
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information	Selected Consolidated Financial and Operating Data	106
		Exchange Rates	3
		Risk Factors	7

4	Information on the Company	Business	33
		Operating and Financial Review and Prospects	111
		Overview of the Indian Financial Sector	213
		Supervision and Regulation	224
		Business—Subsidiaries, Associates and Joint Ventures	93
		Business—Properties	100
		Schedule 18B Note 5 in Notes to Consolidated Financial Statements	F-60

4A	Unresolved Staff Comments	None

5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	111
		Business—Risk Management	53
		Business—Funding	50

6	Directors, Senior Management and Employees	Management	199
		Business—Employees	99

7	Major Shareholders and Related Party Transactions	Business—Shareholding Structure and Relationship with the Government of India	35
		Operating and Financial Review and Prospects—Related Party Transactions	188
		Management—Compensation and Benefits to Directors and Officers—Loans	211
		Schedule 18. Note 3 in Notes to Consolidated Financial Statements	F-41

Form 20-F	Item Number and Caption	Location

8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the Notes thereto	F-5
		Operating and Financial Review and Prospects—Executive Summary	111
		Business—Legal and Regulatory Proceedings	100
		Dividends	262

9	The Offer and Listing	Market Price Information	5

10	Additional Information	Additional Information	270
		Exchange Controls	257
		Taxation	263
		Restriction on Foreign Ownership of Indian Securities	259
		Dividends	262
		Business—Subsidiaries, Associates and Joint Ventures	93

11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Quantitative and Qualitative Disclosures About Market Risk	60

12	Description of Securities Other than Equity Securities	Business—American Depository Receipt Fees and Payments	104

Part – II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	Business—Risk Management—Controls and Procedures	74

16	[Reserved]	Not applicable

16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	204

16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	207

Form 20-F	Item Number and Caption	Location

16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	207

16D	Exemptions from the Listing Standards for Audit Committees	Not applicable

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Business—Shareholding Structure and Relationship with the Government of India	35
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	Management—Summary Comparison of Corporate Governance Practices	207

Part – III
17	Financial Statements	See Item 18

18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2

		Consolidated Financial Statements and the Notes Thereto	F-5
19	Exhibits	Exhibit Index and Attached Exhibits	Exh-1

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

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities and Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP), or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 included U.S. GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal years 2006 through 2012, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

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

During fiscal 2009, following the onset of the global financial crisis and decline in capital flows, the rupee depreciated against the U.S. dollar by 27.1%, moving from Rs. 40.02 per US$ 1.00 at March 31, 2008 to Rs. 50.87 per US$ 1.00 at March 31, 2009. Given improved domestic economic conditions, during fiscal 2010, the rupee appreciated against the U.S. dollar by 11.6% moving from Rs. 50.87 per US$ 1.00 at March 31, 2009 to Rs. 44.95 at year-end fiscal 2010. During fiscal 2011, the rupee appreciated against the U.S$ 1.00 by 0.9%, moving from Rs. 44.95 per US$ 1.00 at year-end fiscal 2010 to Rs. 44.54 at year-end fiscal 2011. During fiscal 2012, the rupee depreciated against the U.S. dollar by 14.3%, moving from Rs. 44.54 per U.S. $ 1.00 at year-end fiscal 2011 to Rs. 50.89 at year-end fiscal 2012 due to volatility in capital flows on account of increased risk aversion following the European sovereign debt crisis as well as moderation in India’s economic growth. During fiscal 2013, the rupee further depreciated against the U.S. dollar by 7.1%, moving from Rs. 50.89 at year-end fiscal 2012 to Rs. 54.52 at year-end fiscal 2013. During fiscal 2014 (through June 28, 2013), the rupee further depreciated against the U.S. dollar by 9.2%, moving from Rs. 54.52 per US$1.00 at year-end fiscal 2013 to Rs. 59.52 per US$1.00 at June 30, 2013 due to concern about India’s current account deficit and possible implications of prospective withdrawal of quantitative easing by US Fed. See “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Any volatility in the exchange rate and increased intervention by the Reserve Bank of India in the foreign exchange market may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us”.

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

Fiscal Year	Period End(1)	Average(1),(2)
2009	50.87	46.32
2010	44.95	47.18
2011	44.54	45.46
2012	50.89	48.01
2013	54.52	54.48
2014 (through June 28, 2013)	59.52	56.57

Month	High	Low
March 2012	51.38	49.14
April 2012	52.65	50.64
May 2012	56.38	52.50
June 2012	57.13	54.91
July 2012	56.22	54.31
August 2012	55.84	55.06
September 2012	55.88	52.92
October 2012	54.10	51.74
November 2012	55.70	53.75
December 2012	55.06	54.23
January 2013	55.20	53.21
February 2013	54.47	52.99
March 2013	54.92	54.06

Fiscal Year	Period End(1)	Average(1),(2)
Month	High	Low
April 2013	54.91	53.68
May 2013	56.50	53.65
June 2013 (through June 28, 2013)	60.70	56.43

(1)	The exchange rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the exchange rate on the last day of each month during the period.

Although certain rupee amounts in this annual report have been translated into U.S. dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated below, or at all. Except as otherwise stated in this annual report, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 29, 2013. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 29, 2013 was Rs. 54.52 per US$ 1.00 and at June 28, 2012 was Rs. 59.52 per US$ 1.00.

MARKET PRICE INFORMATION

Equity Shares

Our outstanding equity shares are currently listed and traded on the Bombay Stock Exchange, or the BSE, and on the National Stock Exchange of India Limited, or the NSE.

At June 30, 2013, 1,154,054,737 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

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

	Price per equity share(1)
	High		Low		High		Low
Annual prices:
Fiscal 2009	Rs.	942.85	Rs.	262.95	US$	18.53	US$	5.17
Fiscal 2010		963.65		349.35		21.44		7.77
Fiscal 2011		1,273.35		809.35		28.59		18.17
Fiscal 2012		1,126.85		653.40		22.14		12.84
Fiscal 2013		1,212.70		781.70		22.24		14.34
Quarterly prices:
Fiscal 2012:
First Quarter	Rs.	1,126.85	Rs.	1,006.90	US$	25.27	US$	22.58
Second Quarter		1,099.75		820.55		22.42		16.72
Third Quarter		933.35		653.40		17.61		12.33
Fourth Quarter		991.30		696.55		19.48		13.69
Fiscal 2013:
First Quarter	Rs.	908.20	Rs.	781.70	US$	16.34	US$	14.07
Second Quarter		1,070.95		879.65		20.24		16.62
Third Quarter		1,148.95		1,018.30		20.94		18.56
Fourth Quarter		1,212.70		1,001.55		22.24		18.37
Fiscal 2014:
First Quarter	Rs.	1,231.95	Rs.	989.10	US$	20.70	US$	16.62
Monthly prices:
June 2012		899.50		781.70		16.19		14.07
July 2012		964.50		894.40		17.38		16.12
August 2012		975.20		902.15		17.56		16.25
September 2012		1,070.95		879.65		20.24		16.62
October 2012		1,087.15		1,043.25		20.21		19.39
November 2012		1,099.85		1,018.30		20.27		18.77
December 2012		1,148.95		1,102.30		20.94		20.09
January 2013		1,212.70		1,158.45		22.74		21.73
February 2013		1,181.75		1,040.40		21.74		19.14
March 2013		1,139.30		1,001.55		20.90		18.37
April 2013		1,177.35		989.10		21.93		18.43
May 2013		1,231.95		1,129.95		21.80		20.00
June 2013		1,154.60		1,026.85		19.40		17.25

(1)	Data from the NSE. The prices quoted on the BSE may be different.

At June 28, 2013, the closing price of equity shares on the NSE was Rs. 1,070.75 equivalent to US$ 17.99 per equity share (US$ 35.98 per ADS on an imputed basis) translated at the exchange rate of Rs. 59.52 per US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on June 28, 2013.

At year-end fiscal 2013, there were approximately 643,000 holders of record of our equity shares, of which 370 had registered addresses in the United States and held an aggregate of approximately 114,000 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE and the NSE.

At year-end fiscal 2013, ICICI Bank had approximately 168 million ADSs, equivalent to about 336 million equity shares, outstanding. At June 28, 2013, there were approximately 55,000 record holders of ICICI Bank’s ADSs, out of which 131 have registered addresses in the United States.The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding ADSs traded under the symbol IBN.

	Price per ADS
	High		Low
Annual prices:
Fiscal 2009	US$	47.20	US$	9.96
Fiscal 2010		43.43		14.36
Fiscal 2011		57.57		34.85
Fiscal 2012		50.67		24.43
Fiscal 2013		47.76		27.99
Quarterly prices:
Fiscal 2012:
First Quarter	US$	50.67	US$	44.83
Second Quarter		50.00		34.00
Third Quarter		38.88		24.43
Fourth Quarter		39.79		27.90
Fiscal 2013:
First Quarter	US$	35.80	US$	27.99
Second Quarter		40.15		32.34
Third Quarter		44.91		37.36
Fourth Quarter		47.76		40.12
Fiscal 2014:
First Quarter	US$	48.39	US$	37.29
Monthly prices:
June 2012	US$	32.41	US$	27.99
July 2012		35.25		32.40
August 2012		35.49		32.53
September 2012		40.15		32.34
October 2012		41.90		39.25
November 2012		41.54		37.36
December 2012		44.91		41.14
January 2013		46.98		43.94
February 2013		47.76		41.71
March 2013		45.15		40.12
April 2013		46.82		38.98
May 2013		48.39		44.97
June 2013		44.25		37.29

See also “—Risk Factors—Risks relating to the ADSs and Equity Shares—Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

RISK FACTORS

You should carefully consider the following risk factors as well as other information contained in this annual report in evaluating us and our business.

Risks Relating to India and Other Economic and Market Risks

A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer.

A slowdown in the Indian economy could adversely affect our business and our borrowers and contractual counterparties, especially if such a slowdown were to be continued and prolonged. India’s gross domestic product grew by 8.6% in fiscal 2010 and 9.3% in fiscal 2011. Growth slowed to 6.2% in fiscal 2012 and further to 5.0% in fiscal 2013. The industrial sector grew by 3.5% in fiscal 2012 and 2.1% in fiscal 2013 as compared to 9.2% in fiscal 2011. Growth in the services sector also moderated from 9.8% in fiscal 2011 to 8.2% in fiscal 2012 and to 7.1% in fiscal 2013. Growth in the agriculture sector slowed from 7.9% in fiscal 2011 to 3.6% in fiscal 2012 and to 1.9% in fiscal 2013.

Economic growth in India is influenced by several factors, including inflation, interest rates, government policies, and external trade and capital flows. The average annual rate of inflation as measured by the wholesale price index increased from 3.6% in fiscal 2010 to 9.6% in fiscal 2011 and 8.9% in fiscal 2012. In response to the increase in inflation, the Reserve Bank of India progressively tightened monetary policy, raising the repo rate by a total of 350 basis points in fiscal 2011 and fiscal 2012. Inflation began to moderate towards the end of fiscal 2012, with the inflation rate for March 2012 being 7.7%. In fiscal 2013, the average rate of inflation was 7.4%, with the inflation rate for March 2013 being 5.7%. The Reserve Bank of India reduced the repo rate by a total of 100 basis points in fiscal 2013 and a further 25 basis points in May 2013. In July 2013, the Reserve Bank of India introduced measures to reduce liquidity in the Indian banking system and increase the cost of borrowing from the central bank. These measures were taken in the context of currency depreciation. In fiscal 2013, the Indian rupee depreciated by 7.1% from Rs. 50.89 per U.S. dollar at March 30, 2012 to Rs. 54.52 per U.S. dollar at March 29, 2013. In fiscal 2014 (through July 19, 2013), the Indian rupee has depreciated by 8.9% to Rs. 59.37 per U.S. dollar. The level of inflation or depreciation of the Indian rupee may limit monetary easing or cause monetary tightening by the Reserve Bank of India. Any increase in inflation, due to increases in the global prices of commodities, including crude oil, the impact of currency depreciation on the prices of imported commodities and additional pass through of higher fuel prices to consumers, or otherwise, may result in a tightening of monetary policy.

The Indian economy in general and the agricultural sector in particular are impacted by the level and timing of monsoon rainfall. Investments by the corporate sector in India are impacted by government policies and decisions including policies and decisions regarding awards of licenses, access to land, access to natural resources and the protection of the environment.

Further, in light of the increasing linkage of the Indian economy to other economies, the Indian economy is increasingly influenced by economic and market conditions in other countries. As a result, unfavorable developments in the United States, European Union and other countries in the developed world and in major emerging markets like China could have an adverse impact on economic growth and financial markets in India. In particular, external capital flows are impacted by global liquidity conditions, interest rates and risk appetite.

A slowdown in the rate of growth in the Indian economy could result in lower demand for credit and other financial products and services, increased competition and higher defaults among corporate, retail and rural borrowers, which could adversely impact our business, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs.

Although the proximate cause of the 2008 - 2009 financial crisis, which was deeper than other recent financial crises, was the U.S. residential mortgage market, investors should be aware that there is a recent history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies which leads to risks for all financial institutions, including us. Developments in the Eurozone, including concerns regarding sovereign debt and recessionary economic conditions have further led to increased risk aversion and volatility in global capital markets. A loss of investor confidence in the financial systems of India or other markets and countries or any financial instability in India or any other market may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector, our business and our future financial performance. See also “—Risks Relating to Our Business—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. We remain subject to the risks posed by the indirect impact of adverse developments in the global economy, some of which cannot be anticipated and the vast majority of which are not under our control. We also remain subject to counterparty risk to financial institutions that fail or are otherwise unable to meet their obligations to us.

Any downgrade of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs.

Standard & Poor’s, an international rating agency, revised its outlook for India’s debt rating from ‘Stable’ to ‘Negative’ in April 2012 and stated that there was a one in three probability of a downgrade in the next two years. Subsequently in June 2012, Fitch Ratings, another international rating agency, also revised its outlook for India’s debt from ‘Stable’ to ‘Negative’. Fitch Ratings in June 2013 revised the outlook back to ‘Stable’. In May 2012, Moody’s downgraded the baseline credit assessment of certain Indian banks, including us, to reflect the banks’ significant exposure to domestic credit and domestic sovereign debt and their linkage to India’s sovereign credit rating. Moody’s action did not impact the ratings of the Bank’s senior unsecured debt. Any adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely impact our business and limit our access to capital markets and adversely impact our liquidity position. See also “—Risks Relating to Our Business—Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds”.

The Bank has certain borrowings that would be affected by a one or two notch downgrade from its current credit rating. These borrowings amount to less than 3% of the total borrowings of the Bank at year-end fiscal 2013. If an international credit rating agency downgrades the Bank’s credit rating by one or two notches, the Bank would be required to pay an increased interest rate on certain borrowings, and for certain borrowings, the Bank would be required to renegotiate a new interest rate with its lenders. If the Bank is not able to reach an agreement for an interest rate with a lender, the lender could require the Bank to prepay the outstanding principal amount of the loan.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

India imports a majority of its requirements of crude oil, which comprised over 30% of total imports in fiscal 2013. Following the recovery in the global economic environment in fiscal 2011 and tensions in the Middle East and North Africa, global oil prices increased sharply in fiscal 2012. However, oil prices have moderated in fiscal 2013 due to concerns over a slowdown in global economic growth. The government of India has also deregulated the prices of certain oil products resulting in international crude prices having a greater effect on domestic oil prices. Increases or volatility in oil prices, including the impact of currency depreciation, and the pass-through of such increases to Indian consumers could have a material negative impact on the Indian economy and the Indian banking and financial system in particular, including through a rise in inflation and market interest rates and higher trade and fiscal deficits. This could adversely affect our business including our liquidity, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

Current account deficits, including trade deficits could adversely affect our business and the price of our equity shares and ADSs.

India’s current account deficit as a percentage of gross domestic product increased from 2.7% in fiscal 2011 to 4.2% in fiscal 2012 and to 4.8% in fiscal 2013. The increase in current account deficit was primarily due to the slowdown in global demand combined with high international crude oil prices and domestic demand for gold, leading to higher growth in imports as compared to exports. India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. If current account and trade deficits increase, or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance, our stockholders’ equity and the price of our equity shares and ADSs could be adversely affected.

Any volatility in the exchange rate and increased intervention by the Reserve Bank of India in the foreign exchange market may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us.

During fiscal 2013, capital flows were volatile due to the domestic economic slowdown and volatility in global capital markets, leading to pressure on the balance of payments and a depreciation of the Indian rupee compared to the U.S. dollar. The Indian rupee depreciated by 7.1% from Rs. 50.89 per U.S. dollar at March 30, 2012 to Rs. 54.52 per U.S. dollar at March 29, 2013. The Indian rupee further depreciated by 8.9% to Rs. 59.37 per U.S. dollar at July 19, 2013. In July 2013, the Reserve Bank of India introduced measures to reduce liquidity in the Indian banking system and increase the cost of borrowing from the central bank. Any increased intervention in the foreign exchange market or other measures by the Reserve Bank of India to control the volatility of the exchange rate may result in a decline in India’s foreign exchange reserves and reduced liquidity and higher interest rates in the Indian economy, which could adversely affect our business, our future financial performance and the price of our equity shares and ADSs. Further, reduction or increased volatility in capital flows, due to changes in monetary policy in the United States or other economies and consequent reduction in global liquidity, or otherwise, may also impact the Indian economy and financial markets and increase the complexity in monetary policy decisions in India, leading to volatility in inflation and interest rates in India, which could adversely impact our business, our financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the price of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 14% of India’s gross domestic product in fiscal 2012. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change or natural calamities in other countries where we operate could affect the economies of those countries and our operations in those countries.

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

As an Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as “systemic risk”, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. Our transactions with these financial institutions expose us to credit risk in the event of default by the counterparty, which can be exacerbated during periods of market illiquidity. See also “—Overview of the Indian Financial Sector”. As the Indian financial system operates in an emerging market, we face risks of a nature and extent not typically faced in more developed economies, including the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. For example, in April 2003, unsubstantiated rumors, believed to have originated in Gujarat, a state in India, alleged that we were facing liquidity problems. Although our liquidity position was sound, we witnessed higher than normal deposit withdrawals on account of these unsubstantiated rumors for several days in April 2003. During September-October 2008, following the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, rumors were circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. We controlled the situation in these instances, but any failure to control such situations in the future could result in high volumes of deposit withdrawals, which would adversely impact our liquidity position, disrupt our business and, in times of market stress, undermine our financial strength. In fiscal 2011, Indian government agencies initiated proceedings against certain financial institutions, alleging bribery in the loans and investment approval process, which impacted market sentiment. Similar developments in the future could adversely impact the financing of proposed investments by the corporate sector and negatively impact confidence in the financial sector.

A significant change in the Indian government’s policies could adversely affect our business and the price of our equity shares and ADSs.

Our business and customers are predominantly located in India or are related to and influenced by the Indian economy. The Indian government has traditionally exercised, and continues to exercise, a dominant influence over many aspects of the economy. Government policies could adversely affect business and economic conditions in India, our ability to implement our strategy, and our future financial performance. Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and encouraging the development of the Indian financial sector. India has been governed by coalition governments for the past several years. The leadership of India and the composition of the coalition in power are subject to change, and election results are sometimes not along expected lines. The next general elections in India are scheduled in the early part of fiscal 2015. It is therefore difficult to predict the economic policies that will be pursued by governments in the future. In addition, investments by the corporate sector in India may be impacted by government policies and decisions, including with respect to awards of licenses and resources, access to land and natural resources and policies with respect to protection of the environment. Such policies and decisions may result in delays in execution of projects, including those financed by us, and also limit new project investments, and thereby impacting economic growth. The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. For instance, the government of India has proposed a new direct tax code that could impact our taxation in the future, as well as the investment decisions of individuals, thereby impacting our business. The government of India has also proposed adopting a uniform goods and service tax structure in India, which may also have an impact on the way in which we are taxed in the future. Any significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally and our business in particular.

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

Interest rates in India are impacted by a range of factors including inflation, fiscal deficit and government borrowing, monetary policy and market liquidity. As a result of certain reserve requirements of the Reserve Bank of India, we are more structurally exposed to interest rate risk than banks in many other countries. See also “—Supervision and Regulation—Legal Reserve Requirements”. These requirements result in our maintaining a large portfolio of fixed income government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. Realized and marked-to-market gains or losses on investments in fixed income securities, including government of India securities, are an important element of our profitability and are impacted by movements in market yields. A rise in yields on government securities reduces our profits from this activity and the value of our fixed income portfolio. These requirements also have a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets. We are also exposed to interest rate risk through ICICI Bank’s treasury operations as well as the operations of certain of our subsidiaries, including ICICI Lombard General Insurance Company, which has a portfolio of fixed income securities and ICICI Securities Primary Dealership, which is a primary dealer in government of India securities. In our asset management business, we manage money market mutual funds whose performance is impacted by a rise in interest rates, which adversely impacts our revenues and profits from this business. See also “-Risks Relating to India and Other Economic and Market Risks – A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer” and “-Risks Relating to India and Other Economic and Market Risks – Any volatility in the exchange rate and increased intervention by the Reserve Bank of India in the foreign exchange market may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us”.

If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on our interest-earning assets, our net interest income and net interest margin would be adversely impacted. Any systemic decline in low cost funding available to banks in the form of current and savings account deposits would adversely impact our net interest margin. In its second quarter review of monetary policy in October 2011, the Reserve Bank of India deregulated the interest rate on savings deposits, following which some of the smaller banks in India increased their savings deposit rates by 200-300 basis points. If other banks with whom we compete similarly raise their deposit rates, we may also have to do so to remain competitive and this would adversely impact our cost of funds. In July 2013, the Reserve Bank of India introduced measures to reduce liquidity in the Indian banking system and increase the cost of borrowing from the central bank and these measures were taken in the context of rupee depreciation. If there are increases in our cost of funds and if we are unable to pass on the increases fully into our lending rates, our net interest margins and profitability would be adversely impacted. Further, any tightening of liquidity and volatility in international markets may limit our access to international bond markets and result in an increase in our cost of funding for our international business. Continued volatility in international markets could constrain and increase the cost of our international market borrowings and our ability to replace maturing borrowings and fund new assets. Our overseas banking subsidiaries are also exposed to similar risks.

High and increasing interest rates or greater interest rate volatility would adversely affect our ability to grow, our net interest margins, our net interest income, our income from treasury operations and the value of our fixed income securities portfolio.

If we are not able to control the level of non-performing assets in our portfolio, our business will suffer.

Increases in the level of non-performing loans increase the risk of investing in our equity shares and ADSs. Various factors, including a rise in unemployment, prolonged recessionary conditions, our regulators’ assessment and review of our loan portfolio, a sharp and sustained rise in interest rates, developments in the Indian economy, movements in global commodity markets and exchange rates and global competition, could cause an increase in the level of our non-performing assets and have a material adverse impact on the quality of our loan portfolio. From fiscal 2009 through fiscal 2011, due to seasoning of the loan portfolio, an adverse macroeconomic environment and challenges in loan recovery, we experienced an increase in non-performing loans, especially in the non-collateralized retail loan portfolio.

As a result of a slowdown in economic activity, rising interest rates and the limited ability of corporations to access capital in view of the volatility in global markets, there has been an increase in non-performing and restructured loans in the banking system as well as in our portfolio since fiscal 2012. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. See also “—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. Further, the quality of our long-term project finance loan portfolio could be adversely impacted by several factors. See also “—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks”. In certain cases, we have extended loan facilities to clients based on collateral consisting of equity shares and any volatility in the capital markets may impact the value of such collateral. Economic and project implementation challenges, in India and overseas, could result in some of our borrowers not being able to meet their debt obligations, including debt obligations that have already been restructured, resulting in an increase in non-performing loans. Further in May 2013, the Reserve Bank of India issued final guidelines on restructuring of loans. As per the guidelines, loans that are restructured (other than due to delay upto a specified period in the infrastructure sector and non-infrastructure sector) from April 1, 2015 onwards would be classified as non-performing. See also “—The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business”. We may not be able to control or reduce the level of non-performing assets in our portfolio.

We also have investments in security receipts arising from the sale of non-performing assets by us to Asset Reconstruction Company (India) Limited, a reconstruction company registered with the Reserve Bank of India and other reconstruction companies. See also “—Business—Classification of Loans”. There can be no assurance that Asset Reconstruction Company (India) Limited and other reconstruction companies will be able to recover these assets and redeem our investments in security receipts and that there will be no reduction in the value of these investments.

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

Under the directed lending norms of the Reserve Bank of India, banks in India are required to lend 40.0% of their adjusted net bank credit to certain eligible sectors, categorized as priority sectors. Of this, 18.0% of adjusted net bank credit is required to be lent to the agricultural sector, including direct agricultural advances of at least 13.5% and indirect agricultural advances of not more than 4.5%. Direct agricultural advances include loans made directly to individual farmers or groups of individual farmers for agriculture and related activities. Indirect agricultural advances include loans for purposes linked to agriculture, such as loans to food and agri-processing units, finance for hire-purchase schemes for distribution of agricultural machinery and implements, financing farmers indirectly through the co-operative system and loans for the construction and operation of storage facilities. Other than the 18.0% of adjusted net bank credit that is required to be lent to the agricultural sector, the balance of the priority sector lending requirement can be met by lending to a range of sectors, including small businesses and residential mortgages satisfying certain criteria. Loans to identified weaker sections of society must comprise 10.0% of adjusted net bank credit. These requirements are to be met as of the last reporting Friday of the fiscal year with reference to the adjusted net bank credit of the previous fiscal year. These requirements apply to the Bank on a stand-alone basis. The Bank did not meet its priority sector lending requirements at year-end fiscal 2013.

Until fiscal 2011, the Bank was required to extend 50.0% of its residual adjusted net bank credit to priority sectors, after excluding the advances of ICICI at year-end fiscal 2002. The Reserve Bank of India stipulated that the Bank was required to extend 38.5% of its adjusted net bank credit (including the advances of ICICI) to priority sectors in fiscal 2012, and in fiscal 2013, extend 40.0% of adjusted net bank credit to priority sectors. As a result of this, the Bank’s priority sector lending requirements increased in fiscal 2012 as compared to fiscal 2011 and further in fiscal 2013 as compared to fiscal 2012.

Any shortfall in meeting these requirements may be required to be invested in government schemes that yield low returns, ranging from 3.0% to 6.5%, depending on the level of shortfall, thereby impacting our profitability. The aggregate amount of funding required by such schemes is drawn from banks that have shortfalls in achievement of their priority sector lending targets, with the amounts drawn from each bank determined by the Reserve Bank of India. At March 31, 2013, our total mandated investments in such schemes on account of past shortfalls in achieving the required level of priority sector lending were Rs. 202.0 billion. Such investments are expected to increase in future years in view of the current shortfall and the possible shortfall in future years.

As a result of priority sector lending requirements, we may experience a higher level of non-performing assets in our directed lending portfolio, particularly due to loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets in the priority sector loan portfolio were 2.6% in fiscal 2012 and 2.2% in fiscal 2013.

In its budget for fiscal 2009, the Indian government announced a one-time debt waiver scheme for small and marginal farmers. While the government has borne the cost of this scheme, any similar schemes in the future may have an adverse impact on future debt servicing behavior regarding farm loans and may lead to an increase in non-performing loans in the agricultural sector. The Comptroller and Auditor General of India has in its report to the Indian Parliament stated that it has found irregularities in the operation of the debt waiver scheme, including the waiver of loans owed by ineligible borrowers and claiming of such amounts from the government by banks, and has advised that the government undertake additional examination and verification in this regard.

Through recent guidelines and directions, the Reserve Bank of India has restricted the ability of banks to meet the directed lending obligations through lending to specialized financial intermediaries. In July 2012, the Reserve Bank of India issued revised guidelines on priority sector lending requirements. While keeping the lending targets unchanged, the revised guidelines specify certain categories of lending that would be eligible for classification as priority sector lending and its sub-segments. The guidelines also aim to increase direct agricultural lending by banks to individuals and reduce lending activity through intermediaries like non-banking finance companies and housing finance companies. The guidelines also stipulate that investments by banks in securitized assets and outright purchases of loans and assignments would be eligible for classification under the priority sector if the underlying assets themselves qualified for such treatment. Further, the interest rates charged to ultimate borrowers by the originating entities in such transactions have also been capped, in order for such transactions to be classified as priority sector lending. The guidelines also increased the priority sector lending requirements of foreign banks in India that have 20 or more branches, in order to bring them on par with domestic banks with the target increasing from 32% of adjusted net bank credit to 40%.

In addition to the directed lending requirements, the Reserve Bank of India has mandated banks in India to have a financial inclusion plan for expanding banking services to rural and unbanked centres and to customers who currently do not have access to banking services. The expansion into these markets involves significant investments and recurring costs. The profitability of these operations depends on our ability to generate business volumes in these centres and from these customers.

Any future changes by the Reserve Bank of India to the directed lending norms may result in our continued inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.

The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business.

Our standard assets include restructured standard loans. See also “—Business—Classification of Loans—Restructured Loans”. As a result of a slowdown in economic activity, rising interest rates and the limited ability of corporations to access capital in view of the volatility in global markets, there has been an increase in restructured loans in the banking system as well as in our portfolio since fiscal 2012. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. See also “—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. Further, the quality of our long-term project finance loan portfolio could be adversely impacted by several factors. See also “—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks”. Economic and project implementation challenges, in India and overseas, could result in additions to restructured loans. We may not be able to control or reduce the level of restructured loans in our project and corporate finance portfolio.

In November 2012, the Reserve Bank of India increased the general provisioning on restructured standard accounts from 2.00% to 2.75%. The Reserve Bank of India through a notification issued on January 31, 2013 has mandated banks to disclose further details on accounts restructured in their annual reports. This includes disclosing accounts restructured on a cumulative basis excluding the standard restructured accounts which cease to attract higher provision and/or higher risk weight, the provisions made on restructured accounts under various categories and details of movement of restructured accounts. Further in May 2013, the Reserve Bank of India issued final guidelines on restructuring of loans. As per the guidelines, loans that are restructured (other than due to delay upto a specified period in the infrastructure sector and non-infrastructure sector) from April 1, 2015 onwards would be classified as non-performing. The general provision required on restructured standard accounts would be increased to 3.5% from March 31, 2014, and further to 4.25% from March 31, 2015 and 5.0% from March 31, 2016. General provisions on standard accounts restructured after June 1, 2013 would be at 5.0%. The guidelines also prescribe measures with respect to the terms of restructuring that may be approved for borrowers.

The combination of changes in regulations regarding restructured loans and any substantial increase in the level of restructured assets and the failure of these borrowers to perform as expected could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

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

The Indian banking sector has experienced a significant increase in infrastructure sector loans in recent years. We expect long-term project finance to be an area of growth in our business over the medium to long-term, and the quality of this portfolio could be adversely impacted by several factors. The viability of these projects depends upon a number of factors, including market demand, government policies, the processes for awarding government licenses and access to natural resources and their subsequent judicial or other review, the financial condition of the government or other entities that are the primary customers for the output of such projects and the overall economic environment in India and the international markets. These projects are particularly vulnerable to a variety of risks, including risks of delays in regulatory approvals, environmental and social issues, completion risk and counterparty risk, which could adversely impact their ability to generate revenues. Our loans to the power sector increased from 4.2% of our total gross loans at March 31, 2011 to 5.1% of our total gross loans at March 31, 2012 and further to 5.9% at March 31, 2013. Concerns have emerged about the availability of coal for upcoming power projects in India, primarily due to environmental concerns around coal mining. In addition, power projects inherently have high leverage levels and the current volatility in capital markets and concerns about the implementation of these projects and their future cash flows may constrain the availability of equity funding for such projects. We cannot be sure that these projects will begin operations as scheduled or perform as anticipated. While a large portion of these projects are under implementation and the commercial dates of operations are yet to be reached, we may see an increase in our non-performing assets or restructured assets portfolio in case of delays of more than two years from the scheduled commercial date of operations of such projects, in line with Reserve Bank of India guidelines. A slowdown in the Indian and global economy may exacerbate the risks for the projects that we have financed. Future project finance losses or high levels of loan restructuring could have a materially adverse effect on our profitability and the quality of our loan portfolio and the price of our equity shares and ADSs.

Further deterioration of our non-performing asset portfolio combined with Reserve Bank of India requirements on provisioning could adversely affect our business and profitability.

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

Indian banks were required by a Reserve Bank of India policy to increase their total provisioning coverage ratio, including floating provisions and prudential/technical write-offs, to 70% by September 30, 2010. ICICI Bank was permitted by the Reserve Bank of India to achieve the stipulated level of provisioning coverage of 70% in a phased manner by March 31, 2011 and complied with the provisioning coverage requirement within this stipulated period. In April 2011, the Reserve Bank of India stipulated that banks would be required to maintain their provisioning coverage ratios with reference to their gross non-performing assets position at September 30, 2010 and not on an ongoing basis. In its annual policy statement for fiscal 2012, the Reserve Bank of India increased the specific provisioning requirements on sub-standard and doubtful assets by 5%-10% of the gross outstanding from their existing levels. In addition, in November 2012 the Reserve Bank of India increased the general provisioning requirements on restructured standard assets. In March 2012, with the objective of limiting the volatility in loan loss provisioning requirements witnessed during an economic cycle, the Reserve Bank of India released a discussion paper on the dynamic loan loss provisioning framework. The framework proposes to replace existing general provisioning norms and recommends that banks make provisions on their loan books every year based on their historical loss experience in various categories of loans. In years where the specific provision is higher than the computed dynamic provision requirement, the existing dynamic provision balance can be drawn down to the extent of the difference, subject to a minimum specified level of dynamic provision balance being retained. The combination of any mandated increase in provisions, regulators’ assessment of our provisions, any change in the definition of non-performing assets by the regulator and any further deterioration or increase in our non-performing asset portfolio could lead to an adverse impact on our business, our future financial performance and the price of our equity shares and ADSs.

We have seen a significant increase in our branch network over the last few years and any inability to use these branches productively or substantial delays in achieving desired levels of productivity may have an adverse impact on our growth and profitability.

Branch network of ICICI Bank in India has increased from 1,419 branches at March 31, 2009 to 3,100 branches at March 31, 2013. See also “—We may buy or sell businesses or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisition risks”. Our new branches typically operate at lower efficiency levels, as compared to our existing branches, and although we intend to increase their efficiency over time, any inability to use these branches productively, or substantial delays in achieving desired levels of productivity, would have an adverse impact on our growth and profitability and the price of our equity shares and ADSs.

We are subject to capital adequacy requirements stipulated by the Reserve Bank of India, including Basel III, and any inability to maintain adequate capital due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

Under the Reserve Bank of India’s Basel II guidelines, banks in India must maintain a minimum total risk-based capital ratio of 9.0% and a minimum Tier 1 risk-based capital ratio of 6.0%. See also “Supervision and Regulation—Capital Adequacy Requirements”. ICICI Bank had a total risk-based capital ratio of 18.7% and a Tier 1 risk-based capital ratio of 12.8% at year-end fiscal 2013. Under Pillar 1 of the Reserve Bank of India’s Basel II guidelines, ICICI Bank follows the standardized approach for measurement of credit and market risks and the basic indicator approach for measurement of operational risk. ICICI Bank is in the process of implementing various projects for migrating to the advanced approaches for calculating risk-based capital requirements.

The Reserve Bank of India has issued guidelines to implement the Basel III framework in India. The Basel III guidelines, among other things, establish Common Equity Tier 1 as a new tier of capital; impose a minimum Common Equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% while retaining the minimum total risk-based capital ratio of 9.0%; require banks to maintain a Common Equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments; establish new eligibility criteria for capital instruments in each tier of regulatory capital; require more stringent adjustments to and deductions from regulatory capital; provide for more limited recognition of minority interests in the regulatory capital of a consolidated banking group; impose a 4.5% Basel III leverage ratio of Tier 1 capital to exposure measure during a parallel run period from 2013 to 2017; and modify the Reserve Bank of India’s Basel II guidelines with respect to credit risk, including counterparty credit risk and credit risk mitigation, and market risk. The effective date of the Basel III guidelines is April 1, 2013.  The guidelines will be fully phased in by March 31, 2018.

Applying the Basel III guidelines, capital ratios of ICICI Bank at June 30, 2013 were: Common Equity Tier 1 risk-based capital ratio of 11.7%; Tier 1 risk-based capital ratio of 11.7%; and total risk-based capital ratio of 17.0%.  The Reserve Bank of India may require additional capital to be held by banks as a systemic buffer. Globally, capital regulations continue to evolve, including additional capital requirements for domestic systemically important banks. In addition, with the approval of the Reserve Bank of India, banks in India may migrate to advanced approaches for calculating risk-based capital requirements in the medium term. These evolving regulations may impact the amount of capital that we are required to hold. Our ability to grow our business and execute our strategy is dependent on our level of capitalization and we typically raise resources from the capital markets to meet our capital requirements.

We continue to monitor further regulatory capital developments.  We believe that our current robust capital adequacy position and demonstrated track record of access to domestic and overseas markets for capital raising will enable us to satisfy the new Basel III capital standards.

In November 2012, the Reserve Bank of India released draft guidelines on liquidity risk management and the Basel III liquidity standards. The Reserve Bank of India has proposed the monitoring and reporting of the Basel III liquidity coverage ratio, which is designed to ensure that a bank maintains an adequate level of liquid assets to survive an acute liquidity stress scenario lasting one month. It has also proposed a Basel III net stable funding ratio designed to ensure a minimum amount of funding that is expected to be stable over a one-year time horizon.

Any reduction in our regulatory capital ratios or increase in liquidity requirements applicable to us on account of regulatory changes or otherwise and any inability to access capital markets may limit our ability to grow our business and our future performance and strategy.Our risk profile is linked to the Indian economy and the banking and financial markets in India which are still evolving.

Our credit risk may be higher than the credit risk of banks in some developed economies. Unlike several developed economies, a nationwide credit bureau has been operational in India only since 2001. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. In addition, the credit risk of our borrowers, particularly small and middle market companies, is higher than borrowers in more developed economies due to the evolving Indian regulatory, political, economic and industrial environment. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to “priority sectors”, including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Any shortfall may be required to be allocated to investments yielding sub-market returns. See also “—We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in achieving these requirements may be required to be invested in government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs” and “Business—Loan Portfolio—Directed Lending”. Also, several of our corporate borrowers in the past suffered from low profitability because of increased competition from economic liberalization, a sharp decline in commodity prices, a high debt burden and high interest rates in the Indian economy at the time of their financing, and other factors. An economic slowdown and a general decline in business activity in India could impose further stress on these borrowers’ financial soundness and profitability and thus expose us to increased credit risk. This may lead to an increase in the level of our non-performing assets and there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

In addition to credit risks, we also face additional risks as compared with banks in developed economies. We pursue our banking, insurance and other activities in India in a developing economy with all of the risks that come with such an economy. Our activities in India are widespread and diverse and involve employees, contractors, counterparties and customers with widely varying levels of education, financial sophistication and wealth. Although we seek to implement policies and procedures to reduce and manage marketplace risks as well as risks within our own organization, some risks remain inherent in doing business in a large, developing country. We cannot eliminate these marketplace and operational risks, which may lead to legal or regulatory actions, negative publicity or other developments that could reduce our profitability. In the aftermath of the financial crisis, regulatory scrutiny of these risks is increasing.

The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.

We are subject to a wide variety of banking, insurance and financial services laws, regulations and regulatory policies and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. Since the global financial crisis, regulators in India and in the other jurisdictions in which we operate have intensified their review, supervision and scrutiny of many financial institutions, including us. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past, in a range of areas. This increased review and scrutiny increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that any regulator will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations or regulatory policies. Regulators may find that we are not in compliance with applicable laws, regulations or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Such formal or informal actions might force us to make additional provision for our non-performing assets, divest our assets, adopt new compliance programs or policies, remove personnel, reduce dividend or executive compensation or undertake other changes to our business operations. Any of these changes, if required, could reduce our profitability by restricting our operations, imposing new costs or harming our reputation. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment” and “Supervision and Regulation”.

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

Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and ensuing inquiries or investigations by regulatory and enforcement authorities, has resulted, and may result in the future, in regulatory actions, including financial penalties and restrictions on or suspension of the related business operations. Following the release on the Internet of videos forming part of a sting operation on banks and insurance companies in India, that purported to show the Bank’s frontline branch employees engaging in conversations that would violate the Group Code of Business Conduct and Ethics and could have, if any transactions had been consummated, led to violations of anti-money laundering and know your customer norms, the Reserve Bank of India undertook investigations at ICICI Bank and over 30 other banks in India. While the Reserve Bank of India’s investigations did not reveal any prima facie evidence of money laundering, the Reserve Bank of India has so far imposed an aggregate penalty of Rs. 600 million (US$ 11 million) on 25 Indian banks, including Rs. 10 million (US$ 0.2 million) on ICICI Bank, for instances of violation of applicable regulations.

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

If we fail to manage our legal and regulatory risk in the many jurisdictions in which we operate, our business could suffer, our reputation could be harmed and we would be subject to additional legal and regulatory risks. This could, in turn, increase the size and number of claims and damages asserted against us and/or subject us to regulatory investigations, enforcement actions or other proceedings, or lead to increased supervisory concerns. We may also be required to spend additional time and resources on remedial measures, which could have an adverse effect on our business.

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

A substantial portion of our loans to corporate and retail customers is secured by collateral. See also “—Business—Classification of Loans—Non-Performing Asset Strategy”. Changes in asset prices may cause the value of our collateral to decline, and we may not be able to realize the full value of our collateral as a result of delays in bankruptcy and foreclosure proceedings, delays in the creation of security interests, defects or deficiencies in the perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities), fraudulent transfers by borrowers and other factors, including depreciation in the value of the collateral and illiquid market for disposal of and volatility in the market prices for the collateral, current legislative provisions or changes thereto and past or future judicial pronouncements.

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

Our loan portfolio and non-performing asset portfolio have a high concentration in certain types of customers. ICICI Bank’s policy is to limit its loan exposure to any particular industry (other than retail loans) to 15.0% of its total exposure. Our loans and advances to the retail finance segment constituted 38.1% of our gross loans and advances at March 31, 2013. Our loans and advances to (i) the non-finance service sector, (ii) the infrastructure sector (excluding power), (iii) power sector and (iv) iron and steel constituted 7.2%, 6.7%, 5.9% and 5.1%, respectively, of our gross loans and advances at March 31, 2013. At March 31, 2013, our largest non-bank borrower accounted for approximately 12.6% of our capital funds. The largest group of companies under the same management control accounted for approximately 30.1% of our capital funds. Pursuant to the guidelines of the Reserve Bank of India, ICICI Bank’s credit exposure to an individual borrower must not exceed 15.0% of its capital funds, unless the exposure is with regards to an infrastructure project. ICICI Bank’s exposure to a group of companies under the same management control generally must not exceed 40.0% of its capital funds unless the exposure is with regards to an infrastructure project. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., aggregate exposure can be 20.0% of capital funds for an individual borrower and aggregate exposure can be 45.0% of capital funds for a group of companies under the same management). See also “—Business—Loan Portfolio—Loan Concentration”.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We may also rely on certain representations as to the accuracy and completeness of that information and, with respect to financial statements, on reports of their independent auditors. For example, in deciding whether to extend credit, we may assume that a customer’s audited financial statements conform to generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or other information that is materially misleading. In addition, unlike several developed economies, a nationwide credit bureau has only recently become operational in India. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. As a result, our ability to effectively manage our credit risk may be adversely affected.

Commission, exchange and brokerage income and profit on foreign exchange transactions are important elements of our profitability, and regulatory changes and market conditions could cause these income streams to decline and adversely impact our financial performance.

We earn commission, exchange and brokerage income from a variety of activities, including loan processing, syndication and advisory services for corporate clients with respect to their acquisition and project financing, distribution of retail investment and insurance products, transaction banking and retail credit products. Our commission, exchange and brokerage income is therefore impacted by the level of corporate activity including new financing proposals, the demand for retail financial products and the overall level of economic and trade activity. We also earn commission from the distribution of mutual fund and insurance products. Our commission, exchange and brokerage income is also impacted by applicable regulations governing various products and segments of financial services and changes in these regulations may adversely impact our ability to grow in this area. Similarly, the profit on foreign exchange transactions is dependent on foreign exchange market conditions and the risk management strategies of corporate clients. Volatile market conditions may also have an adverse impact on mergers and acquisitions activity by Indian companies, affecting our fee and other incomes related to such activity. Since fiscal 2012, we have witnessed a moderation in growth in our commission, exchange and brokerage income, primarily due to the decline in corporate investment activity and new financing proposals. The continuation of such factors could adversely impact these income streams in the future and adversely affect our financial performance.

We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face.

Beginning in fiscal 2004, we began international expansion, opening banking subsidiaries in the United Kingdom, Canada and Russia and branches and representative offices in several countries. This international expansion into banking in multiple jurisdictions exposes us to a variety of regulatory and business challenges and risks, including cross-cultural risk and has increased the complexity of our risks in a number of areas including price risks, currency risks, interest rate risks, compliance risk, regulatory and reputational risk and operational risk. In the aftermath of the financial crisis and in light of enhanced regulations in many countries, we expect to face additional scrutiny in all of these areas and in the management of our international operations. We also face risks arising from our ability to manage inconsistent legal and regulatory requirements in the multiple jurisdictions in which we operate.

The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. Regulatory changes globally and in specific markets, including increased regulatory oversight following the global financial crisis, may impact our ability to execute our strategy and deliver returns on capital invested in our international subsidiaries. Our banking subsidiaries in the United Kingdom and Canada have in the past focused primarily on leveraging their deposit franchises in these markets to extend financing to Indian companies for their operations in India and globally, including the financing of overseas acquisitions by Indian companies through structured transactions. In view of the position taken by these subsidiaries’ respective regulators in connection with cross-border risk and exposure concentration, these subsidiaries have reduced their business volumes, resulting in a high level of capital relative to their assets and impacting their profitability and return on the capital invested by ICICI Bank in these subsidiaries. While we are seeking to rationalize the capital invested in our overseas banking subsidiaries and these subsidiaries have repatriated a part of their excess capital to ICICI Bank, there can be no assurance that we will be able to achieve further capital rationalization through repatriation or otherwise. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past” and “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Our overseas branches and banking subsidiaries have made investments in bonds, certificates of deposits, mortgage backed securities, treasury bills, credit derivatives and asset backed commercial paper. The global financial and economic crisis resulted in mark-to-market and realized losses on our overseas and other subsidiaries’ investment and derivative portfolios, increased the regulatory scrutiny of our international operations, constrained our international debt capital market borrowings and increased our cost of funding. If we are unable to manage these risks, our business would be adversely affected.

Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including deposits from corporate customers and interbank deposits. Our customer deposits generally have a maturity of less than one year. However, a large portion of our assets have medium-or long-term maturities, creating the potential for funding mismatches. In addition, we have seen significant growth in project financing in recent years, where the assets would typically be of longer-term maturities, relative to our funding profile. Our ability to raise fresh deposits and grow our deposit base depends in part on our ability to expand our network of branches, which requires the approval of the Reserve Bank of India. While we have recently significantly expanded our branch network pursuant to the Reserve Bank of India’s authorizations for establishing new branches, there can be no assurance that these authorizations or future authorizations granted by the Reserve Bank of India will meet our requirements for branch expansion to achieve the desired growth in our deposit base. During September - October 2008, following the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, rumors were circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. The deregulation of savings account interest rates in October 2011 may also increase the volatility of this component of our funding.

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

The global financial crisis has led to significant and unprecedented changes in the laws, regulations and regulatory policies of India and the other jurisdictions in which we operate. Changes in laws, regulations or regulatory policies, including changes in the interpretation or application of such laws, regulations and regulatory policies, may adversely affect the products and services we offer, the value of our assets or the collateral available for our loans or our business in general. Recent regulatory changes as well as changes currently under discussion, such as changes with respect to Basel III risk-based and leverage capital requirements, Basel III liquidity requirements; restrictions on cross-border capital flows; enhanced emphasis on local lending obligations in overseas jurisdictions; changes in directed lending regulations in India; and discussions on management compensation, consumer protection and risk management, among other areas, are expected to have an impact on our business and our future strategy. These changes could require us to reduce or increase our business in specific segments, impact our overall growth and impact our return on capital. For instance, our wholly owned banking subsidiaries in the United Kingdom and Canada have significantly reduced their business volumes in response to the regulatory environment, which has impacted their growth and profitability.

Changes in laws, regulations and regulatory policies, or the interpretation or application thereof, have and we expect will continue to lead to enhanced regulatory oversight and scrutiny and increased compliance costs. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past. This increased scrutiny increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that any regulator will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy, management functioning or other measures of the safety and soundness of our operations. In addition, regulators may find that we are not in compliance with applicable laws, regulations or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Our ability to predict future legal or regulatory changes is limited and we may face enhanced legal or regulatory burdens without advance notice. For example, the Reserve Bank of India, in its guidelines for new private sector banking licenses, has mandated all new banks pursuant to the issuance of such licenses, to be set up under a financial holding company structure. In future, such requirements may be extended to existing banks in India, including us. Any such regulatory or structural changes may result in increased expenses, operational restrictions or revisions to our business operations, which may reduce our profitability or force us to forego potentially profitable business opportunities. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”.

Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds.

Our risk management strategies may not be effective because in a difficult or less liquid market environment other market participants may be attempting to use the same or similar strategies to deal with difficult market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants. Our derivatives businesses may expose us to unexpected market, credit and operational risks that could cause us to suffer unexpected losses or enhanced regulatory scrutiny. Severe declines in asset values, unanticipated credit events, or unforeseen circumstances that may cause previously uncorrelated factors to become correlated may create losses resulting from risks not appropriately taken into account in the development, structuring or pricing of a derivative instrument. In addition, many derivative transactions are not cleared and settled through a central clearing house or exchange, and they may not always be confirmed or settled by counterparties on a timely basis. In these situations, we are subject to heightened credit and operational risk, and in the event of a default, we may find the contract more difficult to enforce. Further, as new and more complex derivative products are created, disputes regarding the terms or the settlement procedures of the contracts could arise, which could force us to incur unexpected costs, including transaction and legal costs, and impair our ability to manage effectively our risk exposure to these products. Many of our hedging strategies and other risk management techniques have a basis in historic market behavior, and all such strategies and techniques are based to some degree on management’s subjective judgment. To the extent any of the instruments and strategies we use to hedge or otherwise manage our exposure to market or credit risk are not effective, we may not be able to mitigate effectively our risk exposures in particular market environments or against particular types of risk. Our balance sheet growth is dependent upon economic conditions, as well as upon our ability to securitize, sell, purchase or syndicate particular loans or loan portfolios. Our trading revenues and interest rate risk are dependent upon our ability to properly identify, and mark-to-market, changes in the value of financial instruments caused by changes in market prices or rates. Our earnings are dependent upon the effectiveness of our management of migrations in credit quality and risk concentrations, the accuracy of our valuation models and our critical accounting estimates and the adequacy of our allowances for loan losses.

To the extent our assessments, assumptions or estimates prove inaccurate or not predictive of actual results, we could suffer higher than anticipated losses and enhanced regulatory scrutiny. See also “—Further deterioration of our non-performing asset portfolio combined with recent Reserve Bank of India requirements that all Indian banks increase their provisioning coverage as a percentage of gross non-performing assets could adversely affect our business”. The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk because it affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. See also “—Risks Relating to India and Other Economic and Market Risks—Any downgrading of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs”. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions particularly longer-term, and derivatives transactions, or retain our customers. Conditions in the international and Indian debt markets may adversely impact our access to financing and liquidity. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition. For more information relating to our ratings, see also “—Business—Risk Management—Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk”.

Negative publicity could damage our reputation and adversely impact our business and financial results and the price of our equity shares and ADSs.

Reputation risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. The reputation of the financial services industry in general has been closely monitored as a result of the financial crisis and other matters affecting the financial services industry. Negative public opinion about the financial services industry generally or us specifically could adversely affect our ability to keep and attract customers, and expose us to litigation and regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices and specific credit exposures, corporate governance, regulatory compliance, mergers and acquisitions, and related disclosure, sharing or inadequate protection of customer information, and actions taken by government, regulators and community organizations in response to that conduct. Although we take steps to minimize reputation risk in dealing with customers and other constituencies, we, as a large financial services organization with a high industry profile, are inherently exposed to this risk.

We may buy or sell businesses or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks.

We may seek opportunities for growth through acquisitions or be required to undertake mergers mandated by the Reserve Bank of India under its statutory powers. We have undertaken mergers and acquisitions in the past. Most recently, the Bank of Rajasthan, a private sector bank, merged with us effective August 12, 2010. In the past, the Reserve Bank of India has ordered mergers of weak banks with other banks primarily in the interest of depositors of the weak banks. While we do not currently expect to significantly expand our international business, other than continuing to focus on our deposit franchise in select geographies and seeking India-linked business opportunities, we may in the future examine and seek opportunities for acquisitions in countries where we currently operate. Our non-banking subsidiaries in India may also undertake mergers and acquisitions.

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

We may also sell all or part of one or more of our businesses, including our subsidiaries, for a variety of reasons including changes in strategic focus, redeployment of capital, contractual obligations and regulatory requirements. See also “–Business – Overview of Our Products and Services – Insurance”.

We and our customers are exposed to fluctuations in foreign exchange rates.

Several of our borrowers enter into derivative contracts to manage their foreign exchange risk exposures. Volatility in exchange rates may result in increased mark-to-market losses in derivative transactions for our clients. Upon the maturity or premature termination of the derivative contracts, these mark-to-market losses become receivables owed to us. Consequently, we become exposed to various kinds of risks including but not limited to credit risk, market risk and exchange risk.

Since fiscal 2012, following the volatility in the global capital markets and the economic slowdown in India, the rupee has depreciated sharply against the U.S. dollar. During fiscal 2014, following indications of possible tapering of quantitative easing in the US and the consequent withdrawal of capital flows from emerging economies, the rupee continued to depreciate against the U.S. dollar. The rupee depreciated by 8.9% to Rs. 59.37/U.S. dollar at July 19, 2013 from Rs. 54.52/U.S. dollar at March 29, 2013. Some of our borrowers with foreign exchange and derivative exposures may be adversely impacted by the depreciation of the rupee. These would include borrowers impacted by higher rupee denominated interest or principal repayment on unhedged foreign currency borrowings, increase in cost of raw material import where there is limited ability to pass through such escalations in output price and escalation of project costs due to higher imported equipment costs, as well as borrowers that may have taken positions in the foreign exchange markets. The failure of our borrowers to manage their exposures to foreign exchange and derivative risk, particularly adverse movements and volatility in foreign exchange rates, may adversely affect our borrowers and consequently the quality of our exposure to our borrowers and our business volumes and profitability. In July 2013, the Reserve Bank of India issued draft guidelines proposing higher capital and provisioning requirements for banks on their exposures to corporates having unhedged foreign currency exposure based on an assessment of likely loss on such exposures compared to the earnings of the corporate. An increase in non-performing or restructured assets on account of our borrowers’ inability to manage exchange rate risk may have an adverse impact on our profitability, our business and the price of our equity shares and ADSs. We have adopted certain risk management policies to mitigate such risk. However there is no assurance that such measures will be fully effective in mitigating such risks.

Entry into new businesses or expansions of existing businesses may expose us to increased risks that may adversely affect our business.

We experienced rapid growth in our retail loan portfolio between fiscal 2002 and fiscal 2007. See also “—Business—Loan Portfolio”. In addition, we undertook a rural initiative designed to introduce our products and services in rural areas. The rapid growth of our retail loan business and the rural initiative exposed us to increased risks within India including higher levels of non-performing loans in our unsecured retail credit portfolio, increased operational risk, increased fraud risk and increased regulatory and legal risk. For example, during fiscal 2007, we made a provision of Rs. 0.9 billion for losses from frauds pertaining to the warehouse receipt-based financing product for agricultural credit. See also “—Our risk profile is linked to the Indian economy and the banking and financial markets in India which are still evolving”.

During fiscal 2011 and fiscal 2012, we have seen a significant increase in our project finance exposure to the power sector. We cannot be sure that these projects will begin operations as scheduled or perform as anticipated. Any delays in operations or the inability of these projects to perform in accordance with our expectations may have an adverse impact on our asset quality and profitability. See also “—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks”.

Our business is very competitive and our strategy depends on our ability to compete effectively.

Within the Indian market, we face intense competition from other commercial banks, investment banks, insurance companies and non-bank finance companies. Some Indian public and private sector banks have experienced higher growth, achieved better profitability and increased their market shares relative to us. Recent changes in the Indian banking sector include deregulation of interest rates on savings bank deposits, following which some smaller banks have significantly increased interest rates paid on savings deposits to compete with larger banks, including us, and removal of foreclosure charges or prepayment penalties payable by borrowers for floating rate home loans, which may lead to a higher proportion of higher yielding loans being prepaid as borrowers seek to refinance their existing loans. In February 2013, the Reserve Bank of India issued guidelines on the entry of new banks in the private sector including eligibility criteria, structure, capital requirements, shareholding structure and corporate governance practices. The Reserve Bank of India received 26 applications for new bank licenses by the July 1, 2013 deadline. Greater presence of existing competitors or new entrants of banks offering a wider range of products and services could increase competition. In addition, the moderation of growth in the Indian banking sector is leading to greater competition for business opportunities. Due to competitive pressures, we may be unable to successfully execute our growth strategy or offer products and services at reasonable returns and this may adversely impact our business. See also “—Business—Competition” and “Overview of the Indian Financial Sector—Commercial Banks—Foreign Banks”.

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

The Indian financial markets have in recent years experienced, and continue to experience, changes and developments aimed at reducing the cost and improving the quality of service delivery to users of financial services. In 2005, the Reserve Bank of India introduced the Real Time Gross Settlement System, an inter-bank settlement system which facilitates real time settlements primarily between banks. We may experience an adverse impact on the cash float and fees from our cash management business resulting from the development and increased usage of such payment systems, as well as other similar structural changes. Recent examples of some other structural changes in banking transactions in India include free access for a customer of any bank to ATMs of all other banks with restrictions on the amount and number of transactions. Furthermore, the Reserve Bank of India, from time to time, also imposes limits on transaction charges levied by banks on customers, including those on cash and card transactions. In fiscal 2013, banks were directed to remove foreclosure charges on home loans. Also, in May 2013, banks were mandated to have a uniform pricing policy for all customers across all branches, irrespective of the branch in which the account was opened. Such developments may adversely impact the profitability of banks, including us, by reducing float balances and fee incomes, and increasing costs. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

The additional capital required by our insurance subsidiaries may adversely impact our business and the price of our equity shares and ADSs.

While our life insurance business recorded accounting profits in fiscal 2011 and fiscal 2012, and the growth of our life insurance subsidiary has moderated, additional capital may be required to support the insurance business. In accordance with the Insurance Regulatory and Development Authority’s order dated March 12, 2011, all general insurance companies in India, including our general insurance subsidiary, were required to provide for losses on the third party motor pool (a multilateral arrangement for insurance in respect of third party claims against commercial vehicles, the results of which are shared by all general insurance companies in proportion to their overall market share) at a provisional rate of 153.0% from fiscal 2008 to fiscal 2011, as compared to the earlier loss rate of 122%-127%. Since the losses are allocated to general insurance companies based on their overall market shares, the profitability and solvency ratio of our general insurance subsidiary were adversely impacted. Accordingly, we invested Rs. 2.5 billion of capital into our general insurance subsidiary in fiscal 2011. In fiscal 2012, the Insurance Regulatory and Development Authority ordered the dismantling of the motor pool and advised that motor pool liabilities be recognized as per the loss rates estimated by the General Actuaries Department of the United Kingdom, for all underwriting years from fiscal 2008 to fiscal 2012. Our general insurance subsidiary recognized additional pool losses of Rs. 6.9 billion in fiscal 2012 and Rs. 1.0 billion in fiscal 2013. We invested Rs. 740 million into our general insurance subsidiary in fiscal 2013.

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

While our insurance businesses are becoming an increasingly important part of our business, there can be no assurance of their future rates of growth or levels of profitability.

Our life insurance and general insurance joint ventures are becoming an increasingly important part of our business. See also “—Business—Overview of Our Products and Services—Insurance”. These businesses have seen a moderation in growth since fiscal 2009. There can be no assurance of their future rates of growth. Our life insurance business comprises of life, pension and health products. Reduction in capital market valuations and volatility in capital markets have had an adverse impact on the demand for unit-linked products. Our life insurance subsidiary has also been impacted by the substantial changes in unit-linked product regulations specified by the Insurance Regulatory and Development Authority effective September 1, 2010. The changes include caps on charges including surrender charges, an increase in minimum premium paying term and the introduction of minimum guaranteed returns on pension products. In March 2013, the Insurance Regulatory and Development Authority issued further guidelines on non-linked and linked life insurance products which include limits on the commission rates payable by insurance companies, introduction of a minimum guaranteed surrender value and minimum death benefits for non-linked products. The new guidelines would require life insurance companies to modify existing products to comply with the revised guidelines. These revisions could impact the growth, margins and profitability of life insurance companies.

The growth of our general insurance business has been adversely impacted by the deregulation of pricing on certain products, which has resulted in a reduction in premiums for those products. Further, our general insurance subsidiary has also been adversely impacted by higher losses on the mandated third party motor insurance pool, which resulted in a loss of Rs. 0.8 billion in fiscal 2011 and a loss of Rs. 4.2 billion in fiscal 2012 for the subsidiary. In fiscal 2013, this subsidiary made a profit of Rs. 3.1 billion. See also “—The additional capital required by our insurance subsidiaries may adversely impact our business and the price of our equity shares and ADSs” and “Supervision and Regulation—Regulations Governing Insurance Companies”. A slowdown in the Indian economy, further regulatory changes or customer dissatisfaction with our insurance products could adversely impact the future growth of these businesses. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Any slowdown in these businesses and in particular in the life insurance business could have an adverse impact on our business and the price of our equity shares and ADSs.

Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves.

The assumptions our life insurance subsidiary makes in assessing its life insurance reserves may differ from what it experiences in the future. Our life insurance subsidiary derives its actuarial reserves using prudent assumptions. These assumptions include the assessment of the long-term development of interest rates, investment returns, the allocation of investments between equity, fixed income and other categories, mortality and morbidity rates, policyholder lapses, policy discontinuation and future expense levels. Our life insurance subsidiary monitors its actual experience of these assumptions and to the extent that it considers any deviation from assumption to continue in the longer term, it refines its long-term assumptions. Changes in any such assumptions may lead to changes in the estimates of life and health insurance reserves.

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

Reserves are subject to change due to a number of variables which affect the ultimate cost of claims, such as changes in the legal environment, results of litigation, costs of repairs and other factors such as inflation and exchange rates. Our general insurance subsidiary’s reserves for environmental and other latent claims are particularly subject to such variables. The results of operations of our general insurance subsidiary depend significantly upon the extent to which its actual claims experience is consistent with the assumptions it uses in setting the prices for products and establishing the liabilities for obligations for technical provisions and claims. To the extent that its actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, it may be required to increase its reserves, which may materially adversely affect its results of operations.

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. Our general insurance subsidiary also conducts reviews of various lines of business to consider the adequacy of reserve levels. Based on current information available and on the basis of internal procedures, the management of our general insurance subsidiary considers that these reserves are adequate. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on the results of operations of our general insurance subsidiary. See also “—The additional capital required by our insurance subsidiaries may adversely impact our business and the price of our equity shares and ADSs”.

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

We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees and third parties (including violation of regulations for prevention of corrupt practices, and other regulations governing our business activities), misreporting or non-reporting with respect to statutory, legal or regulatory reporting and disclosure obligations, or operational errors, including clerical or recordkeeping and reconciliation errors or errors resulting from faulty computer or telecommunications systems. We have experienced significant growth in a fast changing environment, and management as well as our regulators, are aware that this may pose significant challenges to our control framework. As a result of our internal evaluations, we and our regulators have noted certain areas where our processes and controls could be improved. Our growth, particularly in retail lending, our rural initiative, our international business and our insurance businesses exposes us to additional operational and control risks. Regulatory scrutiny of areas related to operational risk, including internal audit information, systems and data processing is increasing. The large size of our treasury and retail operations, which use automated control and recording systems as well as manual checks and recordkeeping, exposes us to the risk of errors in control, recordkeeping and reconciliation. The increasing size of our insurance business and the complexities of the products expose us to the risk that the models set up on actuarial software to compute the actuarial liabilities and deferred acquisition cost may contain errors or may require continuous improvement over a period of time. We also outsource some functions, like collections, to other agencies. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to deterioration in customer service and to loss or liability to us. We are further exposed to the risk that external vendors may be unable to fulfill their contractual obligations to us (or will be subject to the same risk of fraud or operational errors by their respective employees as we are), and to the risk that our (or our vendors’) business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures prove inadequate, or are circumvented, thereby causing delays in detection or errors in information. Although we maintain a system of controls designed to keep operational risk at appropriate levels, like all banks and insurance companies we have suffered losses from operational risk and there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount, and our reputation could be adversely affected by the occurrence of any such events involving our employees, customers or third parties. There are inherent limitations to the effectiveness of any system especially of controls and procedures, including the possibility of human error, circumvention or overriding of the controls and procedures, in a fast changing environment or when entering new areas of business or expanding geographic reach. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. We are committed to continuing to implement and improve internal controls and our risk management processes, and this remains a key priority for us. If, however, we are unable to manage operational risk in India and in the other jurisdictions in which we operate, or if we are perceived as being unable to manage such risk, we may be subject to enhanced regulatory oversight and scrutiny. For a discussion of how operational risk is managed, see also “—Business—Risk Management—Operational Risk”.

Fraud and significant security breaches in our computer system and network infrastructure could adversely impact our business.

Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Our rural initiative, our international growth and our expansion to product lines such as insurance may create additional challenges with respect to managing the risk of fraud due to increased geographical dispersion and use of intermediaries. See also “—Operating and Financial Review and Prospects—Provisions for Non-performing Assets and Restructured Loans” and “Business—Risk Management—Operational Risk”. Physical or electronic break-ins, security breaches, other disruptive problems caused by our increased use of the internet or power disruptions could also affect the security of information stored in and transmitted through our computer systems and network infrastructure. Cyber threats, such as phishing and trojans, could invade our network to seek sensitive information, which may cause damage to our reputation and adversely impact our business and financial results. Although we have implemented security technology and operational procedures to prevent such occurrences, there can be no assurance that these security measures will be successful. A significant failure in security measures could have a material adverse effect on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

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

We are regularly assessed by the government of India’s tax authorities, and on account of tax demands have included in contingent liabilities Rs. 41.1 billion in additional taxes in excess of our provisions at March 31, 2013. These additional tax demands mainly relate to issues disputed by us and the tax authorities, such as the disallowance of depreciation on leased assets, disallowance of expenditure incurred towards exempt income, withdrawal of a special reserve, marked-to-market losses, double taxation of income of two of our venture capital funds and indirect tax matters. The Rs. 41.1 billion included in our contingent liabilities does not include further disputed tax assessments amounting to Rs. 24.3 billion relating to bad debts written off and penalties levied, which has been considered remote based on favorable Supreme Court decisions in other similar cases. See also “—Business—Legal and Regulatory Proceedings”. We have appealed all of these demands. While we expect that no additional liability will arise out of these disputed demands based on our consultations with tax counsel and favorable decisions in our own and other cases, there can be no assurance that these matters will be settled in our favor or that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance and the price of our equity shares and ADSs.

We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and, our stockholders’ equity.

We and our group companies, or our or their directors or officers, are often involved in litigations (civil and criminal) in India and in the other jurisdictions in which we operate for a variety of reasons, which generally arise because we seek to recover our dues from borrowers or because customers seek claims against us. The majority of these cases arise in the normal course of business and we believe, based on the facts of the cases and consultation with counsel, that these cases generally do not involve the risk of a material adverse impact on our financial performance or stockholders’ equity. We estimate the probability of losses that may be incurred in connection with legal and regulatory proceedings as of the date on which our unconsolidated and consolidated financial statements are prepared. We recognize a provision when we have a present obligation as a result of a past event, it is probable that an outflow of resources will be required to settle the obligation and a reliable estimate of the amount of the obligation can be made. We determine the amount of provision based on our estimate of the amount required to settle the obligation at the balance sheet date, supplemented by our experience in similar situations. We review provisions at each balance sheet date and adjust them to reflect current estimates. In cases where the available information indicates that a loss is reasonably possible but the amount of such loss cannot be reasonably estimated, we make a disclosure to this effect in the unconsolidated and consolidated financial statements. In certain instances, present and former employees have instituted legal and other proceedings against us alleging irregularities. When there is only a remote risk of loss, we do not recognize a provision nor do we include a disclosure in the unconsolidated and consolidated financial statements. See also “—Business—Legal and Regulatory Proceedings”. We cannot guarantee that the judgments in any of the litigation in which we are involved would be favorable to us and if our assessment of the risk changes, our view on provisions will also change.

Any inability to attract and retain talented professionals may adversely impact our business.

Our business has become more complex with both product line expansion into the insurance area and geographic expansion internationally and via the rural initiatives. Our continued success depends in part on the continued service of key members of our management team and our ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of our strategy and we believe it to be a significant source of competitive advantage. The successful implementation of our strategy depends on the availability of skilled management, both at our head office and at each of our business units and international locations and on our ability to attract and train young professionals. A substantial portion of our compensation structure for middle and senior management is in the form of employee stock options, and dependent on the market price of our equity shares. Depending on market and business conditions, we may decide to reduce our employee strength in certain of our businesses. Further, increased competition, including the entry of new banks may affect our ability to hire and retain qualified employees. If we or one of our business units or other functions fail to staff operations appropriately, or lose one or more key senior executives or qualified young professionals and fail to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including our control and operational risks, may be adversely affected. Likewise, if we fail to attract and appropriately train, motivate and retain young professionals or other talent, our business may likewise be affected. See also “—Business—Employees”.

Adoption of a different basis of accounting or new accounting standards may result in changes in our reported financial position and results of operations for future and prior periods.

The financial statements and other financial information included in this annual report are based on our consolidated financial statements under Indian GAAP. It is expected that Indian accounting standards will converge with International Financial Reporting Standards and we may be required to prepare financial statements under International Financial Reporting Standards, as adopted in India, according to a schedule to be determined by regulators for Indian companies in the future. However, the ongoing project undertaken by the International Accounting Standards Board, which will replace the current International Financial Reporting Standards on financial instruments, particularly IAS 39, in a phased manner, may impact the schedule for the adoption of International Financial Reporting Standards by Indian companies. We may issue financial statements under International Financial Reporting Standards prior to the schedule that may be announced by Indian regulators, for compliance with regulations in certain jurisdictions where we have operations or where our securities are listed. Financial statements prepared under standards different from Indian GAAP, as presently in existence, may diverge significantly from the financial statements and other financial information included in this annual report.

Risks Relating to ADSs and Equity Shares

You will not be able to vote your ADSs and your ability to withdraw equity shares from the depositary facility is uncertain and may be subject to delays.

Our ADS holders have no voting rights unlike holders of our equity shares who have voting rights. For certain information regarding the voting rights of the equity shares underlying our ADSs, see also “—Business—Shareholding Structure and Relationship with the Government of India”. If you wish, you may withdraw the equity shares underlying your ADSs and seek to exercise your voting rights under the equity shares you obtain from the withdrawal. However, for foreign investors, this withdrawal process may be subject to delays and is subject to a cap of 49.0% in the total shares foreign institutional investors and non-resident Indians may hold in us. For a discussion of the legal restrictions triggered by a withdrawal of the equity shares from the depositary facility upon surrender of ADSs, see also “—Restriction on Foreign Ownership of Indian Securities”.

Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market price of our equity shares and ADSs.

In fiscal 2008, we concluded a capital raising exercise comprising a public offering in India and an ADS offering aggregating Rs. 199.7 billion. We may conduct additional equity offerings to fund the growth of our business, including our international operations, our insurance business or our other subsidiaries. In addition, up to 10.0% of our issued equity shares from time to time, may be granted in accordance with our Employee Stock Option Scheme. Any future issuance of equity shares or ADSs or exercise of employee stock options would dilute the positions of investors in equity shares and ADSs and could adversely affect the market price of our equity shares and ADSs.

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

ADS holders seeking to sell in India any equity shares withdrawn upon surrender of ADSs, convert the rupee proceeds from such sale into a foreign currency or repatriate such foreign currency may need the Reserve Bank of India’s approval for each such transaction. See also “—Restriction on Foreign Ownership of Indian Securities”. We cannot guarantee that any such approval will be obtained in a timely manner or at terms favorable to the investor. Because of possible delays in obtaining the requisite approvals, investors in equity shares may be prevented from realizing gains during periods of price increases or limiting losses during periods of price declines.

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

The Life Insurance Corporation of India, the General Insurance Corporation of India and other government-owned general insurance companies, all of which are directly controlled by the Indian government, are among our principal shareholders. At June 30, 2013, the Life Insurance Corporation of India held 7.5% and the General Insurance Corporation of India and other government-owned general insurance companies held 2.0% of our outstanding equity shares. See also “—Business—Shareholding Structure and Relationship with the Government of India”. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and ADSs. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. Deutsche Bank Trust Company Americas held approximately 29.2% of our equity shares at June 28, 2013 as depositary for ADS holders and votes on these shares in accordance with the directions of our board of directors. Pursuant to the provisions of the Banking Regulation Act as currently effective, Deutsche Bank Trust Company Americas can only vote 10.0% of our equity shares. After taking into consideration the restriction of 10.0%, the effective outstanding voting rights at June 28, 2013 for Deutsche Bank Trust Company Americas were 10.0%, for the Life Insurance Corporation of India were 7.5% and for the General Insurance Corporation of India and other government-owned general insurance companies were 2.0%. An amendment to the Banking Regulation Act has increased the voting rights cap from 10.0% to 26.0%. However, this is pending notification by the Reserve Bank of India.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the Bombay Stock Exchange Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE and the NSE halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. The Indian securities markets experienced rapid appreciation during fiscal 2006 but underwent a sharp correction in May 2006. The markets experienced a recovery thereafter and the BSE Sensex reached an all-time high of 20,873 on January 8, 2008 but subsequently experienced a sharp correction, with the BSE Sensex declining to 8,160 on March 9, 2009. In the 24 months since then, the equity markets had recovered with the BSE Sensex at 19,445 at March 31, 2011. However, the European debt crisis, volatile crude oil prices and concerns on growth in India have caused a decline in the domestic equity markets with the BSE Sensex at 17,404 at March 30, 2012, which recovered to 18,836 at March 29, 2013. In recent years, there have been changes in laws and regulations regulating the taxation of dividend income, which have impacted the Indian equity capital markets. See also “—Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

We are subject to regulatory restrictions on the payment of dividend to shareholders. Any change in such restrictions or increase in capital requirements may have an impact on our dividend payout to our equity share and ADS holders.

The Reserve Bank of India has prescribed limits on the dividend payout ratio of banks in India linked to certain parameters such as the risk-based capital ratio and net non-performing assets ratio. Under the Reserve Bank of India’s Basel III guidelines, banks are subject to higher minimum capital requirements and must maintain a capital conservation buffer above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments. Any change in restrictions on payment of dividend or capital requirements may limit our ability to pay dividends to our equity share and ADS holders.

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

ADSs issued by companies in certain emerging markets, including India, may trade at a discount or a premium to the underlying equity shares, in part because of the restrictions on foreign ownership of the underlying equity shares. See also “—Restriction on Foreign Ownership of Indian Securities”. Historically, our ADSs have generally traded at a small premium to the trading price of our underlying equity shares on the Indian stock exchanges. See also “—Market Price Information”. We believe that this price premium resulted from the limited portion of our market capitalization represented by ADSs, restrictions imposed by Indian law on the conversion of equity shares into ADSs and an apparent preference among some investors to trade dollar-denominated securities. In fiscal 2006 and fiscal 2008, we conducted offerings of ADSs which increased the number of outstanding ADSs and we may conduct similar offerings in the future. Also, over time, some of the restrictions on the issuance of ADSs imposed by Indian law have been relaxed. As a result, any premium enjoyed by ADSs as compared to the equity shares may be reduced or eliminated as a result of offerings made or sponsored by us, changes in Indian law permitting further conversion of equity shares into ADSs or a change in investor preferences.

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

Generally, capital gains, whether short-term or long-term, arising on the sale of the underlying equity shares in India are subject to Indian capital gains tax. Investors are advised to consult their own tax advisers and to carefully consider the potential tax consequences of an investment in ADSs. See also “—Taxation—Indian Tax”.

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

BUSINESS

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. We are the largest private sector bank in India, in terms of total assets. Apart from banking products and services, we offer life and general insurance, asset management, securities brokering and private equity products and services through our specialized subsidiaries. Our total assets at year-end fiscal 2013 were Rs. 6,748.2 billion. Our consolidated capital and reserves at year-end fiscal 2013 were Rs. 687.6 billion. In fiscal 2013, we earned a net profit of Rs. 96.0 billion compared to Rs. 76.4 billion in fiscal 2012.

Our primary business consists of commercial banking operations for corporate and retail customers. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of third party investment products. We also offer agricultural and rural banking products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, the internet and mobile phones. We had a network of 3,100 branches and 10,481 ATMs in India at year-end fiscal 2013.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin and Indian businesses as well as offering deposit products to the larger community. Our overseas branches and banking subsidiaries take deposits, raise borrowings and make loans primarily to Indian companies for their overseas operations as well as for their foreign currency requirements in India. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations and certain multinational companies with links to India. We also have certain local retail operations in our overseas banking subsidiaries, such as federally-insured mortgages in Canada. We currently have subsidiaries in the United Kingdom, Canada and Russia, branches in Bahrain, Dubai International Financial Center, Hong Kong, Singapore, Sri Lanka, Qatar Financial Centre and the United States and representative offices in Bangladesh, China, Indonesia, Malaysia, South Africa, Thailand and the United Arab Emirates. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany. Our subsidiaries in the United Kingdom and Canada and our branches in Bahrain, Singapore and Hong Kong have the largest share of our international assets and liabilities. See also “—Risk factors—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”.

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

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company in India during fiscal 2013, with a market share of 7.0% in new business written (on retail weighted new business premium basis) according to Insurance Regulatory and Development Authority. ICICI Prudential Pension Funds Management Company Limited, a 100% subsidiary of ICICI Prudential Life Insurance Company, is one of the fund managers for the pension assets of Indian citizens (other than the mandated pension funds of government employees) under the National Pension System. This pension scheme was launched by the Indian government in 2004 for all citizens on a voluntary basis, and has allowed professional fund managers to invest the scheme’s funds since 2008. ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2013, with a market share of 9.5% in gross written premium (excluding premium on the motor third party insurance pool) according to Insurance Regulatory and Development Authority. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was among the top three mutual funds in India in terms of average funds under management during fiscal 2013 according to Association of Mutual Funds in India. We cross-sell the products of our insurance and asset management subsidiaries and of other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities and fixed income market operations, respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc. that in turn has an operating subsidiary in the United States, ICICI Securities Inc., which is engaged in brokerage services. Our private equity fund management subsidiary, ICICI Venture Funds Management Company, manages funds that make private equity investments. In fiscal 2013, ICICI Bank, in partnership with domestic and international banks and financial institutions, launched India’s first infrastructure debt fund structured as a non-banking finance company in which we have a shareholding of 31.0%.

Our legal name is ICICI Bank Limited but we are known commercially as ICICI Bank. We were incorporated on January 5, 1994 under the laws of India as a limited liability corporation. The duration of ICICI Bank is unlimited. Our principal corporate office is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, India, our telephone number is +91 22 2653 1414 and our web site address is www.icicibank.com. None of the contents of our and our subsidiaries’ websites are incorporated in this annual report. Our agent for service of process in the United States is Mr. Akashdeep Sarpal, Joint General Manager, ICICI Bank Limited, New York Branch, 500 Fifth Avenue, Suite 2830, New York, New York 10110.

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

The Bank of Rajasthan, a listed Indian private sector bank, merged with ICICI Bank with effect from the close of business on August 12, 2010. At August 12, 2010, the Bank of Rajasthan had total assets of Rs. 156.0 billion, deposits of Rs. 134.8 billion, loans of Rs. 65.3 billion and investments of Rs. 71.0 billion. During fiscal 2010, it incurred a loss of Rs. 1.0 billion. The Bank of Rajasthan was also a sponsoring entity of a regional rural bank called Mewar Anchalik Gramin Bank, with a holding of 35%. This holding was transferred to ICICI Bank pursuant to the merger. Mewar Anchalik Gramin Bank had 59 branches with total deposits of Rs. 5.6 billion and total loans of Rs. 2.4 billion at year-end fiscal 2013. It made a profit of Rs. 31.8 million in fiscal 2013 and had accumulated losses of Rs. 38.0 million at year-end fiscal 2013.

Shareholding Structure and Relationship with the Government of India

The following table sets forth, at June 30, 2013, certain information regarding the ownership of our equity shares.

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
Government Controlled Shareholders:
Life Insurance Corporation of India	7.5%	86,471,155
General Insurance Corporation of India and government-owned general insurance companies	2.0	23,243,866
UTI and UTI Mutual Fund	0.9	10,569,630
Other government-controlled institutions, mutual funds, corporations and banks	0.1	948,394
Total government-controlled shareholders	10.5	121,233,045
Other Indian investors:
Individual domestic investors(1),(2)	5.2	60,523,418
Mutual funds and banks (other than government-controlled mutual funds and banks) (2)	7.1	81,533,185
SBI Life Insurance	1.1	12,222,394
Bajaj Holdings and Investment Ltd	1.0	11,201,817
Other Indian corporations and others(2)	6.4	74,063,297
Total other Indian investors	20.8	239,544,111
Total Indian investors	31.3	360,777,156
Foreign investors:
Deutsche Bank Trust Company Americas, as depositary for ADS holders	29.2	336,587,762
Government of Singapore	2.1	23,801,448
Carmignac Gestion A\C Carmignac Patrimoine	2.0	22,725,555
Aberdeen Global Indian Equity (Mauritius) Limited	1.6	18,080,000
Europacific Growth Fund	1.6	18,278,406
Vanguard Emerging Markets Stock Index Fund	1.0	11,898,668
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(2)	31.4	361,905,742
Total foreign investors	68.7	793,277,581
Total	100.0	1,154,054,737

(1)	Executive officers and directors (including non-executive directors) as a group held about 0.08% of ICICI Bank’s equity shares at June 30, 2013.

(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.

The holding of government-controlled shareholders was 10.5% at June 30, 2013 against 12.9% at June 30, 2012 and 12.4% at June 30, 2011. The holding of Life Insurance Corporation of India was 7.5% at June 30, 2013 against 9.3% at June 30, 2012, and 9.2% at June 30, 2011.

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

The holding of other Indian investors was 20.8% at June 30, 2013 against 24.4% at June 30, 2012 and 22.1% at June 30, 2011. The total holding of Indian investors was 31.3% at June 30, 2013 against 37.3% at June 30, 2012 and 34.5% at June 30, 2011. The holding of foreign investors was 68.7% at June 30, 2013 against 62.7% at June 30, 2012 and 65.5% at June 30, 2011. See “Supervision and Regulation—Reserve Bank of India Regulations—Ownership Restrictions”. Deutsche Bank Trust Company Americas holds the equity shares represented by 168 million American Depositary Receipts outstanding as depositary on behalf of the holders of the American Depositary Shares. The American Depositary Shares are listed on the New York Stock Exchange. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that Deutsche Bank Trust Company Americas (as depositary), which held approximately 29.2% of our equity shares at June 30, 2013 against 27.4% at June 30, 2012 and 26.1% at June 30, 2011 could only vote 10.0% of our equity shares, in accordance with the directions of our Board of Directors. An amendment to the Banking Regulation Act approved by the Indian Parliament in fiscal 2013 has increased the voting rights cap to 26.0%. However, this is not yet effective pending notification in the government of India’s official gazette. See “Overview of the Indian Financial Sector—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act”. Except as stated above, no shareholder has differential voting rights.

Strategy

The key elements of our business strategy are to:

•	focus on opportunities for sustainable profitable growth by:

•	enhancing our retail and corporate franchise

•	maintaining the proportion of current and savings account and retail term deposits in our domestic deposit base;

•	building a rural & inclusive banking franchise; and

•	strengthening our insurance, asset management and securities businesses;

•	emphasize conservative risk management practices;

•	use technology for competitive advantage; and

•	attract and retain talented professionals.

Following the financial and economic crisis in fiscal 2009, we focused on capital conservation, liquidity management and risk containment. We tightened our lending norms, especially in the unsecured retail segment and moderated our credit growth. We expanded our branch network with a focus on increasing our low cost and retail deposit base. At the same time, we maintained a strict control on operating expenses.

In fiscal 2010, we focused on repositioning our balance sheet for the growth. We increased the proportion of current and savings account deposits; reduced the rate of growth of non-performing loans; continued to keep stringent control on operating expenses; and maintained a high level of capital adequacy, relative to the regulatory requirement. From fiscal 2011, we have focused on growing our loan book by capitalizing on selected credit segments such as mortgages, secured retail loans and project finance, mobilizing low cost current account and savings deposits, reducing credit costs, optimizing operating expenses and improving our customer service capabilities. We seek to adopt a balanced approach to profitability growth and risk management.

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

Commercial Banking for Retail Customers

Our commercial banking operations for retail customers consist of retail lending and deposits, credit cards, depositary share accounts, distribution of third party investment and insurance products, other fee-based products and services, and the issuance of unsecured redeemable bonds.

Retail Lending Activities

Given India’s favorable demographics and the under-penetration of retail credit, we identified retail credit as a key opportunity over a decade ago. We capitalized on the retail opportunity by offering home loans, automobile loans, commercial business loans (including primarily commercial vehicle loans), business banking loans (including dealer funding and small ticket loans to small businesses), personal loans, credit cards, loans against time deposits, loans against securities, jewel loans and retail lending in rural markets. We also funded dealers who sell automobiles, consumer durables and commercial vehicles. Due to the increase in interest rates, the tightening of liquidity, the increase in asset prices and challenges in collections, we reduced our disbursements of retail loans, especially unsecured loans in fiscal 2009 and fiscal 2010. From fiscal 2011, we have focused on growing selected retail segments such as mortgages and other secured retail lending. The retail portfolio was Rs. 1,005.0 billion, constituting 38.0% of gross loans at year-end fiscal 2011. The retail portfolio increased to Rs. 1,183.9 billion constituting 39.4% of gross loans at year-end fiscal 2012, and to Rs. 1,290.2 billion constituting 38.1% of gross loans at year-end fiscal 2013 driven by growth in secured retail lending categories like automobile loans, commercial vehicle loans and mortgage loans. We believe that retail credit has a robust long-term growth potential due to rising income levels and the expansion of the middle class. We will continue to focus on secured retail products such as home loans, automobile loans and commercial business loans. We will selectively offer unsecured products such as personal loans and credit cards to our customers. Our retail loans also include rural and agricultural loan products, and we are seeking to grow this portfolio.

Our retail asset products are generally fixed rate products repayable in equated monthly installments other than our floating rate home loan portfolio, where any change in the benchmark rate to which the rate of interest on the loan is referenced is passed on to the borrower on the first day of the succeeding quarter or succeeding month, as applicable. Any decrease in the rate of interest payable on floating rate home loans is generally implemented by an acceleration of the repayment schedule, keeping the monthly installment amount unchanged. Any increase in the rate of interest payable on floating rate home loans is generally effected in the first instance by an extension of the repayment schedule, keeping the monthly installment amount unchanged, and based on certain criteria, by changing the monthly installment amount. See also “—Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Commercial Banking for Rural and Agricultural Customers

The Reserve Bank of India’s directed lending norms also require us to lend a portion of advances to the rural and agricultural sector. See also “— Loan Portfolio—Directed Lending”. We provide corporate banking products and services to corporate clients engaged in agriculture-linked businesses. We finance suppliers and vendors of corporations and medium enterprises engaged in agriculture-linked businesses. We have also strengthened our relationships with co-operatives that are constituted by farmers. We offer financial solutions to farmers, commodity traders and processors and to micro-finance institutions. As per the Reserve Bank of India requirements, we have formulated a board-approved financial inclusion plan to facilitate the opening of basic deposit accounts in rural and unbanked areas. Rural banking presents significant challenges in terms of geographical coverage and high unit transaction costs. We are exploring various models for operating through lower cost structures in rural locations, including technology-based channels, and have opened 131 low-cost branches in rural locations, which offer basic banking services to rural customers. See also “—Risk Factors—Risks Relating to Our Business—Entry into new businesses or expansions of existing businesses may expose us to increased risks that may adversely affect our business”.The following table sets forth, at the dates indicated, the break-down of our gross (net of write-offs) retail finance portfolio.

	At March 31,
	2011		2012		2013		2013	2013
	(Rs. in billions)						(% share)	(US$ in millions)
Home loans	Rs.	553.1	Rs.	638.3	Rs.	744.6	57.7%	US$	13,658
Commercial business loans		152.9		180.7		151.2	11.7		2,774
Automobile loans		85.8		94.7		115.9	9.0		2,125
Business banking(1)		17.2		47.3		44.7	3.5		820
Others(2)		75.3		119.5		139.1	10.8		2,551
Total secured retail finance portfolio		884.3		1,080.5		1,195.5	92.7%		21,928
Personal loans		42.8		29.6		31.8	2.5		582
Business banking(1)		25.1		25.8		22.7	1.8		416
Credit card receivables		48.5		46.0		36.4	2.8		667
Others(2)		4.3		2.0		3.8	0.2		72
Total unsecured retail finance portfolio		120.7		103.4		94.7	7.3%		1,737
Total retail finance portfolio(3)	Rs.	1,005.0	Rs.	1,183.9	Rs.	1,290.2	100.0%	US$	23,665

(1)	Includes dealer financing and small ticket loans to small businesses.

(2)	Primarily includes rural loans.

(3)
From March 31, 2013, we have changed the classification of the domestic loan portfolio to better reflect the nature of the underlying loans. Accordingly, our loan portfolio for earlier years presented is also reclassified.

Our unsecured retail portfolio primarily includes personal loans and loans against credit card receivables. From fiscal 2009, due to the increase in interest rates, tightening liquidity, challenging macroeconomic environment and changes in regulations pertaining to the use of recovery agents by banks, we witnessed higher than anticipated losses in the unsecured retail portfolio. We reduced incremental lending in personal loans and credit card issuances, resulting in a decline in the overall unsecured retail lending portfolio. Our personal loans typically range from Rs. 100,000 to Rs. 1,000,000 in size with tenors of 1-4 years and yields ranging from 14-18%. During fiscal 2013, ICICI Bank’s personal loans disbursements were about 3.0% of its total retail loan disbursements at Rs. 13.8 billion and its number of outstanding credit cards increased from approximately 2.8 million at year-end fiscal 2012 to about 2.9 million at year-end fiscal 2013. At year-end fiscal 2013, our personal loans portfolio was Rs. 31.8 billion compared to Rs. 29.6 billion at year-end fiscal 2012. The credit card receivables portfolio at year-end fiscal 2013 was Rs. 36.4 billion compared to Rs. 46.0 billion at year-end fiscal 2012. The proportion of unsecured retail loans in the total retail portfolio decreased from 12.0% at year-end fiscal 2011 to 8.7% at year-end fiscal 2012 and further to 7.3% at year-end fiscal 2013.

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

Our banking subsidiary in Canada offers residential mortgages in the local market. The mortgages are insured and primarily have federal-backed insurance. At year-end fiscal 2013, ICICI Bank Canada held residential mortgages amounting to CAD 2,015 million as compared to CAD 1,675 million at year-end fiscal 2012. This includes mortgages of CAD 1,745 million at year-end fiscal 2013 as compared to CAD 1,231 million at year-end fiscal 2012 securitized under the Canadian National Housing Act –Mortgage Backed Securities program. We also undertake retail lending activities to a very limited extent in certain of our other overseas branches and subsidiaries.

Lending to Small and Medium Enterprises

We have segmented offerings for the small and medium enterprise sector while adopting a cluster based financing approach to fund small enterprises that have a homogeneous profile such as engineering, information technology, transportation and logistics and pharmaceuticals. We also offer supply chain financing solutions to the channel partners of corporate clients and business loans (in the form of cash credit/overdraft/term loans) to meet the working capital needs of small businesses. We are also proactively reaching out to small and medium enterprises through various initiatives such as the small and medium enterprises toolkit —an online business and advisory resource for small and medium enterprises; and the “Emerging India Awards” —a small and medium enterprises recognition platform.

Retail Deposits

Our retail deposit products include time deposits and savings account deposits. We also offer targeted products to specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen, and have corporate salary account products. We offer current account (i.e., checking accounts for businesses) products to our small enterprise customers, who maintain balances with us. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2013, we had a debit card base in excess of 19 million cards.

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

Our working capital financing consists mainly of cash credit facilities, overdraft, demand loans and non-fund based facilities including bill discounting, letters of credit and guarantees. For more details on our credit risk procedures, see “—Risk Management—Credit Risk”.

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

We also offer commercial banking services such as cash management services (such as collection, payment and remittance services), escrow, trust and retention account facilities, online payment facilities, custodial services and tax collection services on behalf of the government of India and the governments of Indian states. At year-end fiscal 2013, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) were Rs. 1,522.3 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

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

•	Foreign Exchange Products

Products include cash, spot and forwards transactions. We offer customized hedging and trading solutions to clients, on the basis of their business needs. These products are offered in India and across our international locations covering a number of time zones.

•	Retail Foreign Exchange Products

Products for retail customers include sale of currency notes, traveler’s checks and travel cards. These mainly cater to the segments of outbound tourism and education. We also facilitate retail inward remittances from foreign geographies.

•	Bullion

We deal in bullion and sell gold coins to retail customers.

•	Derivatives

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

Many of the commercial banking products that we offer through our overseas branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India. Some of the products and services that are unique to international customers are:

•
Remittance services: Remittances into India were US$ 64.0 billion in fiscal 2013, with India being the largest remittance receiving country in the world. We recognized the remittance opportunity early on in the decade and started offering a host of remittance services tailored to meet the needs of diverse customer segments. To facilitate easy transfer of funds to India, we offer a suite of online as well as offline money transfer products. These products enable non-resident Indians to send money to any beneficiary in India with a wide choice of delivery channels like electronic transfers to accounts with over 80,000 bank branches.

•	TradeWay: An Internet-based document collection product to provide correspondent banks access to real-time online information on the status of their export bills collections routed through us.

•	Remittance Tracker: An Internet-based application that allows a correspondent bank to check on the status of its payment instructions and to get various information reports online.

•	Offshore banking deposits: Multi-currency deposit products in U.S. dollar, pound sterling and euro.

•	Foreign currency non-resident deposits: Foreign currency deposits offered in six main currencies —U.S. dollar, pound sterling, euro, yen, Canadian dollar and Australian dollar.

•	Non-resident external fixed deposits: Deposits maintained in Indian rupees.

•	Non-resident external savings account: Savings accounts maintained in Indian rupees.

•	Non-resident ordinary savings accounts and non-resident ordinary fixed deposits.

Total assets (net of inter-office balances) of ICICI Bank’s overseas branches at year-end fiscal 2013 were Rs. 935.1 billion and total advances were Rs. 733.6 billion compared to total assets of Rs. 875.0 billion and total advances of Rs. 694.0 billion at year-end fiscal 2012. The increase in assets and advances of ICICI Bank’s overseas branches at year-end fiscal 2013 compared to year-end fiscal 2012 primarily reflects the depreciation of the rupee against the U.S. dollar by 6.7% during fiscal 2013. Our overseas branches are primarily funded by debt capital market borrowings, syndicated/bilateral loans and borrowings from external commercial agencies. See also “—Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”.

Our subsidiaries in the United Kingdom and Canada are full service banks offering retail and corporate banking services. In the United Kingdom and Canada, our subsidiaries offer direct banking using the internet as the access channel.

At year-end fiscal 2013, ICICI Bank UK PLC had 13 branches, including one in Belgium and one in Germany, and assets including cash and liquid securities, loans and advances, bonds and notes of financial institutions, India-linked investments and asset backed securities. ICICI Bank UK made a net profit of US$14 million during fiscal 2013, compared to US$25 million during fiscal 2012. ICICI Bank UK repatriated US$100 million of aggregate capital to ICICI Bank, including redemption of US$50.0 million of preference capital and return of US$50.0 million of equity capital, after receiving regulatory and other approvals.

At year-end fiscal 2013, ICICI Bank Canada had nine branches and assets including cash and liquid securities, loans and advances, insured residential mortgages, asset backed securities and India-linked investments. ICICI Bank Canada made a net profit of CAD 44 million in fiscal 2013 as compared to CAD 34 million in fiscal 2012. In May 2013, ICICI Bank Canada remitted CAD 75 million of capital to ICICI Bank, after receiving regulatory and other approvals.

At year-end fiscal 2013, ICICI Bank Eurasia Limited Liability Company had one branch and total assets of US$250 million. ICICI Bank Eurasia Limited Liability Company made a net profit of US$6 million in fiscal 2013 as compared to US$4 million in fiscal 2012.

See also “—Risk Factors—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs” and “Risk Factors—Risks Relating to Our Business—We have experienced rapid international growth in earlier years, which has increased the complexity of the risks that we face”.

Delivery Channels

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers and the Internet. At year-end fiscal 2013, we had a network of 3,100 branches across several Indian states.

As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our branches must be located in semi-urban and rural areas. See also “—Supervision and Regulation—Regulation Relating to the opening of Branches and Automated Teller Machines”. The following table sets forth the number of branches broken down by area at year-end fiscal 2013.

	At March 31, 2013
	Number of branches and extension counters	% of total
Metropolitan/urban	1,647	53.1%
Semi-urban/rural	1,453	46.9%
Total branches and extension counters	3,100	100.0%

At year-end fiscal 2013, we had 10,481 ATMs, of which 3,322 were located at our branches. We expect our branch network to become key points of customer acquisition and service. Accordingly, during fiscal 2011, we changed our organization structure to provide greater empowerment to our branches. The branch network is expected to serve as an integrated channel for deposit mobilization and selected retail asset origination. Through our website, www.icicibank.com, we offer our customers online access to account information, payment and fund transfer facilities and internet banking business for our corporate clients. We provide telephone banking services through our call centers. We also provide mobile banking services and plan to focus on further strengthening these delivery channels.

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

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity and complying with the cash reserve ratio requirement and ensuring the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. Under the Reserve Bank of India’s statutory liquidity ratio requirement, ICICI Bank is required to maintain a minimum of 23.0% of its domestic net demand and time liabilities by way of approved securities such as government of India securities and state government securities. ICICI Bank maintains the statutory liquidity ratio through a portfolio of government of India securities that it actively manages to optimize the yield and benefit from price movements. Further, as a prudent liquidity management strategy, ICICI Bank generally maintains excess investments in securities eligible for classification under the statutory liquidity ratio requirement. See also “—Supervision and Regulation—Legal Reserve Requirements”.

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

ICICI Bank’s domestic investment portfolio is classified into three categories —held to maturity, available-for-sale and held for trading. Investments are classified as held to maturity subject to the current regulation issued by the Reserve Bank of India. Investments acquired by us with the intention to trade by taking advantage of the short-term price/interest rate movements are classified as held for trading. The investments which do not fall in the above two categories are classified as available-for-sale. Investments under the held for trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a uni-directional movement in the market, the unsold securities should be shifted to the available-for-sale category. Under each category the investments are classified under (a) government securities, (b) other approved securities, (c)

shares, (d) bonds and debentures, (e) subsidiaries and joint ventures, and (f) others. Investments classified under the held to maturity category are not marked to market and are carried at acquisition cost, unless the acquisition cost is more than the face value, in which case the premium is amortized over the period until maturity of such securities. At year-end fiscal 2013, 81.0% of ICICI Bank’s government securities portfolio was in the held to maturity category. The individual securities in the available-for-sale category are marked to market. Investments under this category are valued security-wise and depreciation/appreciation is aggregated for each classification. Net depreciation, if any, is provided for. Net appreciation, if any, is ignored. The individual securities in the held for trading category are accounted for in a similar manner as those in the available-for-sale category.

The following tables set forth, at the dates indicated, certain information related to our available-for-sale investments portfolio.

	At March 31, 2011
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	219,369	Rs.	2,795	Rs.	(3,444)	Rs.	218,720
Government securities		201,063		81		(1,018)		200,126
Other securities(1)		60,683		523		(495)		60,710
Total debt investments		481,115		3,399		(4,957)		479,556
Equity shares		24,849		4,230		(7,384)		21,695
Other investments(2)		73,889		2,641		(10,034)		66,497
Total	Rs.	579,853	Rs.	10,270	Rs.	(22,375)	Rs.	567,748

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2012
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	242,284	Rs.	3,741	Rs.	(3,265)	Rs.	242,760
Government securities		227,890		250		(381)		227,760
Other securities(1)		11,186		523		(88)		11,621
Total debt investments		481,360		4,514		(3,734)		482,141
Equity shares		29,646		5,626		(6,659)		28,613
Other investments(2)		69,512		2,029		(8,734)		62,808
Total	Rs.	580,518	Rs.	12,169	Rs.	(19,127)	Rs.	573,562

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2013
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	169,497	Rs.	3,533	Rs.	(505)	Rs.	172,525
Government securities		205,050		432		(152)		205,330
Other securities(1)		94,512		708		(1,119)		94,101
Total debt investments		469,059		4,673		(1,776)		471,956
Equity shares		38,374		7,789		(8,090)		38,073
Other investments(2)		37,564		2,413		(6,644)		33,333
Total	Rs.	544,997	Rs.	14,875	Rs.	(16,510)	Rs.	543,362

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

The investments in corporate debt securities decreased from Rs. 242.3 billion at year-end fiscal 2012 to Rs. 169.5 billion at year-end fiscal 2013, primarily due to the redemption/sale of debentures held by ICICI Bank and decrease in investment in corporate debt securities by ICICI Bank UK. The investments in other debt securities increased from Rs. 11.2 billion at year-end fiscal 2012 to Rs. 94.5 billion at year-end fiscal 2013, primarily due to increase in investment in India-linked pass through certificate securities. Other investments decreased from Rs. 69.5 billion at year-end fiscal 2012 to Rs. 37.6 billion at year-end fiscal 2013 primarily due to decrease in investment in mutual funds and security receipts.

Net unrealized gain on debt investments was Rs. 2.9 billion at year-end fiscal 2013 as compared to a net unrealized gain of Rs. 0.8 billion at year-end fiscal 2012, primarily due to net unrealized gain on corporate debt securities of Rs. 3.0 billion at year-end fiscal 2013 compared to net unrealized gain of Rs. 0.5 billion at year-end fiscal 2012. Net unrealized gain on corporate debt securities increased primarily due to a decrease in yield. The yield on 10 year government of India securities decreased from 8.57% at year-end fiscal 2012 to 7.96% at year-end fiscal 2013. Net unrealized loss on other securities was Rs. 0.4 billion at year-end fiscal 2013 compared to net unrealized gain of Rs. 0.4 billion at year-end fiscal 2012. Net unrealized loss on equity securities decreased from Rs. 1.0 billion at year-end fiscal 2012 to Rs. 0.3 billion at year-end fiscal 2013. Net unrealized losses on other investments decreased from Rs. 6.7 billion at year-end fiscal 2012 to Rs. 4.2 billion at year-end fiscal 2013 primarily due to decrease in net unrealized losses on security receipts issued by asset reconstruction company on redemption of securitization trusts.

The following table sets forth, for the periods indicated, income from available-for-sale securities.

	Year ended March 31,
	2011		2012		2013		2013
	(in millions)
Interest	Rs.	26,695	Rs.	30,688	Rs.	35,521	US$	651
Dividend		960		5,866		3,142		58
Total	Rs.	27,655	Rs.	36,554	Rs.	38,663	US$	709

Gross realized gain		8,037		8,199		6,679	US$	123
Gross realized loss		(3,178)		(4,379)		(1,197)		(22)
Total	Rs.	4,859	Rs.	3,820	Rs.	5,482	US$	101

Interest and dividend income from our available-for-sale securities increased from Rs. 36.6 billion in fiscal 2012 to Rs. 38.7 billion in fiscal 2013 primarily due to an increase in yield on investments, offset, in part by decrease in dividends received on investments in mutual funds in fiscal 2013 compared to fiscal 2012. Interest and dividend income from our available-for-sale securities increased from Rs. 27.7 billion in fiscal 2011 to Rs. 36.6 billion in fiscal 2012 primarily due to an increase in yield on investments and higher dividends received on investment in mutual funds.

The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available-for-sale investments, and yields thereon. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2013
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Corporate debt securities	Rs.	19,462	8.9%	Rs.	71,621	8.8%	Rs.	45,624	10.5%	Rs.	32,790	9.1%
Government securities		95,241	4.5		76,068	8.1		33,390	8.1		351	8.0
Other securities		27,344	8.3		54,351	8.5		2,053	9.8		10,764	6.3
Total amortized cost of interest-earning securities(1)	Rs	142,047	5.9%	Rs.	202,040	8.5%	Rs.	81,067	9.5%	Rs.	43,905	8.4%
Total fair value	Rs	141,952		Rs.	203,238		Rs.	82,425		Rs.	44,340

(1)	Includes securities denominated in different currencies.

The amortized cost of our held to maturity portfolio amounted to Rs. 1,154.2 billion at year-end fiscal 2013, Rs. 1,042.7 billion at year-end fiscal 2012 and Rs. 690.4 billion at year-end fiscal 2011. Since year-end fiscal 2012, the transactions of ICICI Bank with the Reserve Bank of India under the Liquidity Adjustment Facility are accounted for as borrowing and lending transactions, while they were previously accounted for as purchase and sale transactions. This resulted in an increase in the held to maturity portfolio by Rs. 168.0 billion at year-end fiscal 2012. Net unrealized gain on the held to maturity portfolio was Rs. 0.2 billion at year-end fiscal 2013 compared to net unrealized loss of Rs. 26.4 billion at year-end fiscal 2012 and Rs. 17.9 billion at year-end fiscal 2011. During fiscal 2013, there was a reversal of net unrealized losses as the yield on government securities decreased. The yield on 10 year government of India securities increased from 7.99% at year-end fiscal 2011 to 8.57% at year-end fiscal 2012 and decreased to 7.96% at year-end fiscal 2013.

The fair value of investments in held-for-trading securities increased to Rs. 286.8 billion at year-end fiscal 2013 compared to Rs. 206.5 billion at year-end fiscal 2012 primarily due to increase in investment in government securities and corporate debt securities. Interest and dividend income on held-for-trading securities increased from Rs. 11.2 billion in fiscal 2012 to Rs. 16.0 billion in fiscal 2013 reflecting increase in held-for-trading portfolio. Net realized and unrealized gain on held-for-trading portfolio increased from Rs. 1.5 billion in fiscal 2012 to Rs. 3.4 billion in fiscal 2013 primarily due to higher realized gains during fiscal 2013. In fiscal 2013, we capitalized on certain market opportunities to realize gains from the sale of our government and other domestic fixed income positions.

We have limited investment in equity shares of Rs. 38.8 billion because the Reserve Bank of India restricts investments in equity securities by banks. See also “—Supervision and Regulation—Reserve Bank of India Regulations—Regulations Relating to Investments and Capital Market Exposure Limits”.

In general, we pursue a strategy of active management of our long-term equity portfolio to maximize our return on investment. To ensure compliance with the Securities and Exchange Board of India’s insider trading regulations, all dealings in our equity and debt investments in listed companies are undertaken by our treasury’s equity and corporate bonds dealing desks, which are segregated from both the other groups and desks in the treasury and from our other business groups, and which do not have access to unpublished price sensitive information aboutcompanies that may be available to us as a lender.

We deal in several major foreign currencies and take deposits from non-resident Indians in major foreign currencies. We also manage onshore accounts in foreign currencies. The foreign exchange treasury manages our portfolio through money market and foreign exchange instruments to optimize yield and liquidity.

We provide a variety of risk management products to our corporate and small and medium enterprise clients, including foreign currency forward contracts and currency and interest rate swaps. We control market risk and credit risk on our foreign exchange trading portfolio through an internal model which sets counterparty limits, stop-loss limits and limits on the loss of the entire foreign exchange trading operations and exception reporting. See also “—Risk Management—Quantitative and Qualitative Disclosures About Market Risk—Exchange Rate Risk”.

Through our branches and subsidiaries outside India and our offshore banking unit in Mumbai, we have made investments in corporate and financial sector bonds and debt securities and mortgage and asset backed securities outside India.

The following table sets forth, at the date indicated, investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries by region and the mark-to-market and realized losses thereon.

	At March 31, 2013
	Asset backed securities and funded credit derivatives (1),(2)		Bonds(2)		Others		Total		Mark-to-market gain/ (loss) in fiscal 2013	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2013	Mark-to-market gain/ (loss) at March 31, 2013
	Trading	Available-for-sale and held to maturity	Trading	Available-for-sale and held to maturity	Trading	Available-for-sale and held to maturity	Trading	Available-for-sale and held to maturity
	(Rs. in millions)
U.S.	-	-	-	3,039	-	-	-	3,039	127	(2)	(19)
Canada	725	190	-	23,681	-	271	725	24,142	2,226	(191)	728
Europe	-	8,693	-	106	-	1,900	-	10,699	854	(64)	(1,741)
India	-	803	-	20,289	-	-	-	21,092	837	(186)	178
Rest of Asia	-	-	-	443	-	543	-	986	24	(667)	(5)
Others	-	-	-	-	-	-	-	-	17	-	-
Total portfolio	725	9,686	-	47,558	-	2,714	725	59,958	4,085	(1,110)	(859)

(1)
Includes residential mortgage backed securities, commercial mortgage backed securities, other asset backed securities and collateralized loan obligations. Excludes unfunded credit derivative exposure of Rs. 3.5 billion.

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

Investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries decreased from Rs. 78.3 billion at year-end fiscal 2012 to Rs. 60.7 billion at year-end fiscal 2013. Investment in asset backed securities and funded credit derivatives portfolio decreased from Rs. 15.0 billion at year-end fiscal 2012 to Rs. 10.4 billion at year-end fiscal 2013, primarily due to partial redemption and maturity of mortgage backed securities. The bond portfolio decreased from Rs. 60.7 billion at year-end fiscal 2012 to Rs. 47.6 billion at year-end fiscal 2013, primarily due to a reduction in the bond portfolio arising from sales and the maturity of the portfolio in ICICI Bank and our UK subsidiary. Our investments in Europe decreased from Rs. 16.5 billion at year-end fiscal 2012 to Rs. 10.7 billion at year-end fiscal 2013. Majority of our investments in Europe is in the United Kingdom.

The mark-to-market losses on our investment portfolio was Rs. 0.9 billion at year-end fiscal 2013 and Rs. 4.6 billion at year-end fiscal 2012. The mark-to-market impact was a gain of Rs. 4.1 billion during fiscal 2013 as compared to a gain of Rs. 1.2 billion during fiscal 2012. Net realized and impairment loss was Rs. 1.1 billion during fiscal 2013 as compared to a net loss of Rs. 0.6 billion during fiscal 2012.

The following table sets forth a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
Category	2012		2013
	(in millions)
Bonds
Banks and financial institutions	Rs.	16,548	Rs.	15,831
Corporate		44,143		31,727
Total bonds		60,691		47,558
Asset backed securities and funded credit derivatives		15,016		10,411
Others(1)		2,543		2,714
Total	Rs.	78,250	Rs.	60,683

(1)	Includes investments in certificates of deposits.

Our investments in securities of banks and financial institutions is spread over a number of banks and of this the investment in the top 10 banks accounts for approximately 92.1% of the total investments in banks and financial institutions at year-end fiscal 2013 as compared to approximately 66.5% at year-end fiscal 2012. Approximately

31.2% of our investment in securities of corporate entities is India-linked at year-end fiscal 2013 as compared to approximately 41.4% at year-end fiscal 2012.

Our total investment in asset backed securities represents less than 0.5% of our total assets at year-end fiscal 2013. The portfolio size of such securities was Rs. 10.4 billion and primarily comprised retail mortgage backed securities of Rs. 8.1 billion, collateralized loan obligations of small and medium enterprises of Rs. 0.6 billion, commercial mortgage backed securities of Rs. 0.2 billion, asset backed commercial paper of Rs. 0.7 billion and credit linked notes of Rs. 0.8 billion. The retail mortgage backed securities portfolio consists primarily of UK residential mortgage backed securities portfolio backed by prime and buy-to-let mortgages. The asset backed commercial paper portfolio consists of investments made by ICICI Bank Canada in securities issued by securitization trusts. These trusts have in turn invested in various Canadian and United States assets.

At year-end fiscal 2013, the fair value of investments in the government securities held by our overseas branches and banking subsidiaries was Rs. 48.1 billion primarily in Canada.

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

ICICI Securities Limited

ICICI Securities Limited is engaged in the business of broking (institutional and retail), merchant banking and advisory services. ICICI Securities Limited has an online share trading portal called icicidirect.com. The primary objective of icicidirect.com is to enable individuals to make investments and to offer a wide range of investment options by providing a seamless structure that integrates a customer’s bank account, demat account and trading account. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has a subsidiary in the United States, ICICI Securities Inc., which is engaged in brokerage services. ICICI Securities Limited made a net profit of Rs. 0.7 billion in fiscal 2013 compared to Rs. 0.8 billion in fiscal 2012.

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities. In addition to this, it has underwriting, portfolio management services and placement of debt and money market operations. ICICI Securities Primary Dealership made a net profit of Rs. 1.2 billion in fiscal 2013 compared to a net profit of Rs. 0.9 billion in fiscal 2012. The revenues of the business are directly linked to conditions in the fixed income market.

Venture Capital and Private Equity

Our subsidiary ICICI Venture Funds Management Company Limited manages funds that provide venture capital funding to start-up companies and private equity to a range of companies. At year-end fiscal 2013, ICICI Venture managed or advised funds of approximately Rs. 93.3 billion. ICICI Venture made a net profit of Rs. 0.2 billion in fiscal 2013 compared to a net profit of Rs. 0.7 billion in fiscal 2012.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management. ICICI Prudential Asset Management is a joint venture with Prudential PLC of UK. We have approximately 51.0% interest in the entity. ICICI Prudential Asset Management also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management has also been selected for offering investment management services to the Employee Provident Fund Organization. ICICI Prudential Asset Management Company had average mutual fund assets under management of Rs. 878.4 billion during fiscal 2013. ICICI Prudential Asset Management made a net profit of Rs. 1.1 billion during fiscal 2013 compared to a net profit of Rs. 0.9 billion in fiscal 2012.

Insurance

We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company are joint ventures with Prudential PLC of UK and Fairfax Financial Holdings Limited of Canada, respectively. We have approximately 74.0% interest in both of these entities. Subject to the amendment of foreign ownership regulations, Prudential PLC has the right to increase its shareholding in ICICI Prudential Life Insurance Company to 49.0% at the market value of the shares to be determined as mutually agreed. Laws and regulations governing insurance companies currently provide that each promoter should eventually reduce its stake to 26.0% following the completion of 10 years from the commencement of business by the concerned insurance company. The Insurance Laws (Amendment) Bill introduced in the Indian Parliament in 2008, would remove the requirement that promoters dilute their stake to 26.0%. See also “—Supervision and Regulation—Recent Structural Reforms—Insurance Laws (Amendment) Bill 2008”. We and Prudential PLC have agreed that if a higher level of promoter shareholding is permitted, then this would be in the proportion of 51% being held by us and 49.0% being held by Prudential PLC. See also “—Supervision and Regulation—Taxation—Regulations Governing Insurance Companies”. Further, we and each of our joint venture partners have a right of first refusal in case the other partner proposes to sell its shareholding in the joint venture (other than transfer to a permitted affiliate of the transferor).

ICICI Prudential Life Insurance Company made a net profit of Rs. 15.0 billion in fiscal 2013, compared to Rs. 13.8 billion in fiscal 2012, due to an increase in investment income and lower operating expenses as well as the continued income stream from business sold in prior years. Following the regulatory changes issued by the Insurance Regulatory and Development Authority with respect to unit-linked products in fiscal 2011, the Indian life insurance industry witnessed a significant shift in product mix towards conventional products. Accordingly, the business mix of ICICI Prudential Life Insurance Company also changed with an increase in the proportion of retail non-linked conventional products and in fiscal 2013 traditional products contributed to 45.5% of the retail regular new business premium. See also “—Operating and Financial Review and Prospects—Segment Revenues and Assets—Life Insurance”.

The new business annualized premium equivalent of ICICI Prudential Life Insurance Company increased by 13.3% to Rs. 35.3 billion in fiscal 2013 while total premium decreased by 3.4% to Rs. 135.4 billion during fiscal 2013. The decrease in total premium was mainly due to the decrease in renewal premium and single premium. ICICI Prudential Life Insurance Company maintained its market leadership in the private sector with an overall market share of about 7.0% based on retail weighted new business received premium during fiscal 2013 compared to 5.9% in fiscal 2012.

The Insurance Regulatory and Development Authority recently issued guidelines on non-linked life insurance products which include limits on the commission rates payable by insurance companies, introduction of minimum guaranteed surrender value and minimum death benefits. The new guidelines, which are effective from October 1, 2013, require life insurance companies to modify existing non-linked products which do not comply with the revised guidelines. See also “—Risk Factors—Risks Relating to Our Business—While our insurance business are becoming an increasingly important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

ICICI Lombard General Insurance Company’s gross written premiums (excluding its share of the motor third party insurance pool and declined risk pooland inward reinsurance) increased by 19.1% to Rs. 61.3 billion during fiscal 2013, as compared to Rs. 51.5 billion for fiscal 2012. ICICI Lombard General Insurance Company was the largest private general insurer with a market share of about 9.5% in gross written premiums amongst all general insurance companies during fiscal 2013 according to Insurance Regulatory and Development Authority.

In accordance with the Insurance and Regulatory Development Authority guidelines, ICICI General, together with all other general insurance companies participated in the Indian Motor Third Party Insurance Pool (the “Pool”), administered by the General Insurance Corporation of India covering third party risks of commercial vehicles, from April 1, 2007. As per the Insurance and Regulatory Development Authority direction effective March 31, 2012, the Pool was dismantled on a clean-cut basis and general insurance companies were required to recognize the Pool liabilities as per loss ratios estimated by Government Actuary’s Department UK with the option to recognize the same over a three-year period. ICICI General had decided to recognize the additional liabilities of the Pool during fiscal 2012 and therefore, the loss after tax of ICICI General of Rs. 4.2 billion for fiscal 2012 included impact of additional Pool losses of Rs. 6.9 billion. Our consolidated net profit after tax for fiscal 2012 included the impact of additional Pool losses of Rs. 5.0 billion in line with our shareholding in ICICI General. During fiscal 2013, the appointed actuary carried out re-assessment of liabilities relating to policies underwritten by ICICI General for risks incepted between April 1, 2007 and March 31, 2012. Based on the re-assessment, ICICI General has recognized additional provision of Rs. 1.0 billion during fiscal 2013.

ICICI Lombard General Insurance Company made a net profit of Rs. 3.1 billion in fiscal 2013 compared to net loss of Rs. 4.2 billion in fiscal 2012, primarily due to the impact of additional provision of the Pool losses during fiscal 2012 and due to the increase in net commission earned, investment income and net premium earned in fiscal 2013.

Pursuant to the decision to dismantle the third party motor pool by the Insurance Regulatory and Development Authority, effective April 1, 2012, a Declined Risk Pool has been created in its place. Under this Pool approach, insurers will cede only those policies to the pool that they would not consider underwriting themselves. Insurers have been mandated to underwrite motor pool policies to the extent of the sum of 50% of their share in total gross premium and 50% share in total motor premium. Any shortfall against this requirement is allocated to the insurers from the Declined Risk Pool. Additionally, as against the earlier approach of ceding all third party premiums including those related to comprehensive policies, under the Declined Risk Pool framework, only specific third party insurance premiums is pooled. Accordingly, under this approach, the size of the pool is expected to decline substantially and the allocation of losses to individual insurers will be based on their ability to meet the mandated targets.

ICICI Bank earns commissions and fees from these subsidiaries as their distributor for sales of life and general insurance products.

Funding

Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Since the amalgamation of ICICI with ICICI Bank, the primary source of domestic funding has been deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings and domestic or overseas bond offerings pursuant to specific regulatory approvals. As ICICI was not allowed to raise banking deposits as a financial institution, its primary sources of funding prior to the amalgamation were retail bonds and rupee borrowings from a wide range of institutional investors. ICICI also raised funds through foreign currency borrowings from commercial banks and other multilateral institutions like the Asian Development Bank and the World Bank, which were guaranteed by the government of India. With regard to these guarantees by the government of India for purposes of obtaining foreign currency borrowings, the government of India has, in its letter dated May 31, 2007, instructed us to take steps to either repay or prepay such foreign currency borrowings for which a guarantee has been provided by the government of India or to substitute the guarantees provided by the government of India with other acceptable guarantees. At year-end fiscal 2013, the total outstanding loans/bonds of ICICI Bank that are guaranteed by the government of India were Rs. 15.8 billion, constituting approximately 1.1% of the total borrowings of ICICI Bank at that date.

Our overseas branches are primarily funded by bond issuances, syndicated loans from banks, money market borrowings, inter-bank bilateral loans and borrowings from external commercial agencies. See also “—Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”. Our subsidiaries in the United Kingdom and Canada fund themselves primarily through retail deposits.

Our deposits were 46.6% of our total liabilities at year-end fiscal 2013 compared to 45.5% of our total liabilities at year-end fiscal 2012. Our borrowings, including preference shares issued by us, were 25.6% of our total liabilities at year-end fiscal 2013 compared to 26.0% of our total liabilities at year-end fiscal 2012. Our deposits increased by 11.6% from Rs. 2,819.5 billion at year-end fiscal 2012 to Rs. 3,147.7 billion at year-end fiscal 2013. Our borrowings (including redeemable non-cumulative preference shares and subordinated debt) increased by 7.2% from Rs. 1,613.0 billion at year-end fiscal 2012 to Rs. 1,728.9 billion at year-end fiscal 2013 primarily due to increase in debt capital instruments borrowings, refinance borrowings, short-term borrowings and overseas borrowings offset, in part, by a decrease in borrowings under liquidity adjustment facility with the Reserve Bank of India. The increase in overseas borrowings was primarily due to increase in securitization of insured mortgages by ICICI Bank Canada and increase in bonds issued and repurchase borrowings by ICICI Bank UK.The overseas borrowings also increased due to rupee depreciation.

The following table sets forth, at the dates indicated, the composition of deposits by type of deposit.

	At March 31,
	2011			2012			2013
	Amount		% of total	Amount		% of total	Amount		% of total
	(in billions, except percentages)
Current account deposits	Rs.	354.7	13.7%	Rs.	358.7	12.7%	Rs.	379.7	12.1%
Savings deposits		732.7	28.3		829.1	29.4		921.7	29.3
Time deposits		1,503.7	58.0		1,631.7	57.9		1,846.3	58.6
Total deposits	Rs.	2,591.1	100.0%	Rs.	2,819.5	100.0%	Rs.	3,147.7	100.0%

The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

	Year ended March 31(1),
	2011			2012			2013
	Amount		Cost(2)	Amount		Cost(2)	Amount		Amount		Cost(2)
	(in billions, except percentages)
Interest-bearing deposits:
Savings deposits	Rs.	648.0	3.2%	Rs.	732.1	3.7%	Rs.	822.6	US$	15	3.7%
Time deposits		1,531.8	6.1		1,647.8	7.6		1,815.8		33	8.0
Non-interest-bearing deposits:
Other demand deposits		234.4	—		254.3	—		260.8		5	—
Total deposits	Rs.	2,414.2	4.7%	Rs.	2,634.2	5.8%	Rs.	2,899.2	US$	53	6.1%

(1)
For fiscal 2011, the average balances are based on daily average balances outstanding for ICICI Bank, except for the averages of foreign branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that fiscal year for subsidiaries. For fiscal 2012 and fiscal 2013, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on a fortnightly basis.

(2)	Represents interest expense divided by the average balances.

Our average deposits in fiscal 2013 were Rs. 2,899.2 billion at an average cost of 6.1% compared to average deposits of Rs. 2,634.2 billion at an average cost of 5.8% in fiscal 2012. Our average time deposits in fiscal 2013 were Rs. 1,815.8 billion at an average cost of 8.0% compared to average time deposits of Rs. 1,647.8 billion at an average cost of 7.6% in fiscal 2012. Due to tight banking system liquidity and increase in systemic interest rates, the cost of time deposits increased during fiscal 2012 and the impact of this increase was reflected in fiscal 2013. The average cost of savings deposits was 3.7% in fiscal 2012 and fiscal 2013. Our savings deposits include retail savings deposits accepted by ICICI Bank UK. See also “—Operating and Financial Review and Prospects—Financial Condition—Deposits”.

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit.

	At March 31, 2013
	Up to one year(1)		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits	Rs.	921,660	Rs.	—	Rs.	—	Rs.	921,660
Time deposits		1,497,068		259,826		89,446		1,846,340
Non-interest-bearing deposits:
Other demand deposits		379,705		—		—		379,705
Total deposits	Rs.	2,798,433	Rs.	259,826	Rs.	89,446	Rs.	3,147,705

(1)	Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ bucket.

The following table sets forth, for the periods indicated, average outstanding rupee borrowings and the percentage composition by category of borrowing. The average cost (interest expense divided by average balances) for each category of borrowings is provided in the footnotes.

	At March 31,(1)
	2011			2012			2013
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Statutory liquidity ratio bonds(4)	Rs.	6,343	1.0%	Rs.	2,810	0.5%	Rs.	—	US$	—	0.0%
Borrowings from Indian government(5)		527	0.1		162	0.0		20		1	0.0
Money market borrowings(2),(6)		144,882	23.2		194,147	33.3		243,415		4,465	37.9
Other borrowings(3),(7)		473,424	75.7		386,424	66.2		399,562		7,328	62.1
Total	Rs.	625,176	100%	Rs.	583,542	100.0%	Rs.	642,997	US$	11,794	100.0%

(1)
For fiscal 2011, the average balances are based on daily average balances outstanding for ICICI Bank, except for the averages of foreign branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that fiscal year for subsidiaries. For fiscal 2012 and 2013, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on a fortnightly basis.

(2)	Includes call and term borrowings, repurchase transactions, trasactions under liquidity adjustment facility with Reserve Bank of India and refinance borrowings.

(3)	Includes publicly and privately placed bonds, borrowings from institutions, inter-bank overnight borrowings and inter-corporate deposits.

(4)	With an average cost of 11.7% in fiscal 2011 and 11.6% in fiscal 2012.

(5)	With an average cost of 12.2% in fiscal 2011, 12.6% in fiscal 2012 and 13.1% in fiscal 2013.

(6)	With an average cost of 8.6% in fiscal 2011, 9.1% in fiscal 2012 and 8.7% in fiscal 2013.

(7)	With an average cost of 8.7% in fiscal 2011, 11.9% in fiscal 2012 and 12.2% in fiscal 2013.

The following table sets forth, at the date indicated, the maturity profile of our rupee term deposits of Rs. 10 million or more.

	At March 31,
	2012		2013				% of total deposits
	(in millions, except percentages)
Less than three months	Rs.	256,751	Rs.	349,854	US$	6,417	11.1%
Above three months and less than six months		192,366		182,205		3,342	5.8
Above six months and less than 12 months		331,092		359,007		6,585	11.4
More than 12 months		46,994		35,975		660	1.2
Total deposits of Rs. 10 million and more	Rs.	827,203	Rs.	927,041	US$	17,004	29.5%

Rupee term deposits of Rs. 10 million or more increased from Rs. 827.2 billion at year-end fiscal 2012 to Rs. 927.0 billion at year-end fiscal 2013.

The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings.

	At March 31, (1)
	2011		2012		2013
	(in millions, except percentages)
Year-end balance	Rs.	88,015	Rs.	277,587	Rs.	283,998
Average balance during the year (2)		144,882		194,147		243,415
Maximum quarter-end balance		103,693		277,587		300,095
Average interest rate during the year (3)		8.6%		9.1%		8.7%
Average interest rate at year-end (4)		8.6%		9.5%		8.4%

(1)	Short-term borrowings include borrowings in the call market, repurchase agreements and transactions by ICICI Bank with the Reserve Bank of India under the liquidity adjustment facility.

(2)
For fiscal 2011, the average balances are the sum of the daily average balances outstanding for ICICI Bank and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that fiscal year for subsidiaries and other consolidated entities. For fiscal 2012 and fiscal 2013, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on a fortnightly basis.

(3)	Represents the ratio of interest expense on short-term borrowings to the average balances of short-term borrowings.

(4)	Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

Our short term rupee borrowings increased from Rs. 88.0 billion at year-end fiscal 2011 to Rs. 277.6 billion at year-end fiscal 2012 and to Rs. 284.0 billion at year-end fiscal 2013. The transactions with the Reserve Bank of India under the liquidity adjustment facility are accounted for as borrowings and lending transactions since March 31, 2012, while these transactions were earlier accounted as sales and purchase transactions. This resulted in an increase in short-term borrowings by Rs. 168.0 billion at year-end fiscal 2012.

The following table sets forth, for the periods indicated, the average outstanding volume of foreign currency borrowings based on average balances by source and the percentage composition by source. The average cost (interest expense divided by average balances) for each source of borrowings is provided in the footnotes.

	For year ended March 31, (1)
	2011			2012			2013
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Bond borrowings (2)	Rs.	321,199	47.0%	Rs	398,613	45.2%	Rs.	407,005	US$	7,465	40.1%
Other borrowings (3)		356,901	53.0		483,515	54.8		606,858		11,131	59.9
Total	Rs	678,100	100.0%	Rs	882,128	100.0%	Rs.	1,013,863	US$	18,596	100.0%

(1)
For fiscal 2011, the average balances are based on daily average balances outstanding for ICICI Bank, except for the averages of foreign branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March that fiscal year for subsidiaries. For fiscal 2012 and fiscal 2013, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank, which are calculated on a fortnightly basis.

(2)	With an average cost of 5.7% in fiscal 2011, 5.6% in fiscal 2012 and 5.5% in fiscal 2013.

(3)	With an average cost of 2.0% in fiscal 2011, 2.3% in fiscal 2012 and 2.5% in fiscal 2013.

At year-end fiscal 2013, the outstanding debt capital instruments raised by us were Rs. 418.4 billion. The outstanding debt capital instruments include debt that is classified either as Tier I or Tier II capital in calculating the capital adequacy ratio in accordance with the Reserve Bank of India’s regulations on capital adequacy. See also “—Supervision and Regulation—Reserve Bank of India Regulations”.

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

We are primarily exposed to credit risk, market risk, liquidity risk, operational risk and reputation risk. ICICI Bank has centralized groups, the Risk Management Group, the Compliance Group, the Corporate Legal Group, the Financial Crime Prevention and Reputation Risk Management Group and the Internal Audit Group with a mandate to identify, assess and monitor all of our principal risks in accordance with well-defined policies and procedures. In addition, the Credit and Treasury Control and Service Group and the Operations Group monitor operational adherence to regulations, policies and internal approvals. The Risk Management Group is further organized into the Credit Risk Management Group, Market Risk Management Group and the Operational Risk Management Group. The Risk Management Group reports to the Executive Director and Chief Financial Officer. The Credit and Treasury Control and Service Group and Operations Group report to an Executive Director. The Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors and the Managing Director and Chief Executive Officer. The Compliance and Internal Audit Groups have administrative reporting to the Executive Director and Chief Financial Officer. These groups are independent of the business units and coordinate with representatives of the business units to implement our risk management methodologies.

Credit Risk

Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any financial contract, principally the failure to make required payments of loans due to us. In its lending operations, ICICI Bank is principally exposed to credit risk.

The credit risk is governed by the Credit and Recovery Policy or credit policy approved by the Board of Directors. The Credit and Recovery Policy outlines the type of products that can be offered, customer categories, the targeted customer profile and the credit approval process and limits. ICICI Bank measures, monitors and manages credit risk at an individual borrower level and at the portfolio level, for non-retail borrowers. The credit risk for retail borrowers is being managed at portfolio level. It has a structured and standardized credit approval process, which includes a well-established procedure of comprehensive credit appraisal. The Country Risk Management Policy addresses the recognition, measurement, monitoring and reporting of country risk.

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

The Credit Risk Management Group rates proposals, carries out industry analysis, tracks the quality of the credit portfolio and reports periodically to the Credit Committee and the Risk Committee. For non-retail exposures, the Credit Middle Office Group verifies adherence to the terms of the approval prior to the commitment and disbursement of credit facilities. The Bank also manages credit risk through various limit structures, which are in line with the Reserve Bank of India’s prudential guidelines. The Bank has set up various exposure limits, including the single borrower exposure limit, the group borrower exposure limit, the industry exposure limit, the unsecured exposure limit, the long tenor exposure limit and limits on exposure to sensitive sectors such as capital markets, non -banking finance companies and real estate. Rating based limits on incremental sanctions have also been put in place.

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

At year-end fiscal 2013, our net non-investment grade loans constituted about 11% of our total net loans.

Working capital loans are generally approved for a period of 12 months. At the end of the 12-month validity period, ICICI Bank reviews the loan arrangement and the credit rating of the borrower. On completion of this review, a decision is made whether to renew the working capital loan arrangement.

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

The focus of ICICI Bank’s structured corporate finance products is on cash flow-based financing. We have a set of distinct approval procedures to evaluate and mitigate the risks associated with such products. These procedures include:

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

With respect to financing for corporate mergers and acquisitions, ICICI Bank carries out detailed due diligence on the acquirer as well as the target’s business profile. The key areas covered in the appraisal process include:

•	assessment of the industry structure in the target’s host country and the complexity of the business operations of the target;

•	financial, legal, tax, technical due diligence (as applicable) of the target;

•	appraisal of potential synergies and likelihood of their being achieved;

•	assessment of the target company’s valuation by comparison with its peer group and other transactions in the industry;

•	analysis of regulatory and legal framework of the overseas geographies with regard to security creation, enforcement and other aspects;

•	assessment of country risk aspects and the need for political insurance; and

•	the proposed management structure of the target post-takeover and the ability and past experience of the acquirer in completing post-merger integration.

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

Credit Risk Assessment Procedures for Retail Loans

The sourcing and approval of retail credit exposures are segregated to achieve independence. The Credit Risk Management Group, Retail Strategy and Policy Group and credit teams are assigned complementary roles to facilitate effective credit risk management for retail loans.

The Retail Strategy and Policy Group are responsible for preparing credit policies/operating notes. The Credit Risk Management Group oversees the credit risk issues for retail assets including the review vetting of all credit policies/operating notes proposed for approval by the board or forums authorized by the board. The Credit Risk Management Group is involved in portfolio monitoring of all retail assets and in suggesting and implementing policy changes. Independent units within retail banking, focus on customer-segment specific strategies, policy formulation, portfolio tracking and monitoring, analytics, score card development and database management. The credit team, which is independent from the business unit, oversees the underwriting function and is organized geographically to support the retail sales and service structure.

ICICI Bank’s customers for retail loans are primarily middle and high-income, salaried and self-employed individuals. Except for personal loans and credit cards, ICICI Bank requires a contribution from the borrower and its loans are secured by the asset financed.

The Bank’s credit officers evaluate credit proposals on the basis of operating notes approved by the Committee of Executive Directors. The criteria vary across product segments but typically include factors such as the borrower’s income, the loan-to-value ratio and demographic parameters. External agencies such as field investigation agencies facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans made to retail borrowers. In making its credit decisions, ICICI Bank draws upon a centralized delinquent database and reports from the Credit Information Bureau (India) Limited to review the borrower’s profile. For mortgage loans and used vehicle loans, a valuation agency or an in-house technical team carries out the technical valuations. In the case of credit cards, in order to limit the scope of individual discretion, ICICI Bank has implemented a credit-scoring program that assigns a credit score to each applicant based on certain demographic and credit bureau variables. The credit score then forms one of the criteria for loan evaluation. For loans against gold ornaments and gold coins, emphasis is given on ownership and authenticity (purity and weight) of the jewellery for which an external appraiser is appointed by the Bank. Certain norms like  a cap on the gross weight of certain kind of jewellery have been set to reduce jewellery evaluation risks.

ICICI Bank has established centralized operations to manage operating risk in the various back-office processes of its retail loan business except for a few operations, which are decentralized to improve turnaround time for customers. A separate team under the Retail Strategy and Policy Group undertakes review and audits of credit quality and processes across different products. The Bank also has a debt services management group structured along various product lines and geographical locations, to manage debt recovery. The group operates under the guidelines of a standardized recovery process. A fraud prevention and control group has been set up to manage fraud-related risks, through fraud prevention and through the recovery of fraud losses. The fraud control group evaluates various external agencies involved in retail finance operations, including direct marketing associates, external verification associates and collection agencies.

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

For some segments, ICICI Bank uses a cluster-based approach wherein a lending program is implemented for a homogeneous group of individuals or business entities that comply with certain laid down parameterized norms. To be eligible for funding under the programs, the borrowers need to meet the stipulated credit norms and obtain a minimum score on the scoring model where applicable. ICICI Bank has incorporated control norms, borrower approval norms and review triggers in all the programs.

ICICI Bank’s rural initiative may create additional challenges with respect to managing the risk of fraud and credit monitoring due to the increased geographical dispersion and use of intermediaries. ICICI Bank has put in place control structure and risk management framework to mitigate the related risk. See also “—Risk Factors—Risks Relating to Our Business—Entry into new businesses or expansions of existing businesses may expose us to increased risks that may adversely affect our business”.

Portfolio Review

An analysis of our portfolio composition based on our internal rating is carried out and is submitted to the Risk Committee of the Board on a quarterly basis. This facilitates the identification and analysis of trends in the portfolio credit risk.

The Credit Committee of the Bank, apart from approving proposals, regularly reviews the credit quality of the portfolio and various sub-portfolios. A summary of the reviews carried out by the Credit Committee is submitted to the Board for its information.

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

Market Risk Management Procedures

Market risk policies include the Investment Policy, the Asset Liability Management Policy and the Derivative Policy. The policies are approved by the Board of Directors. The Asset Liability Management Committee stipulates liquidity and interest rate risk limits, monitors adherence to limits and determines the strategy in light of the current and expected environment. The framework for implementing strategy is articulated in the Asset Liability Management Policy. The Investment Policy addresses issues related to investments in various treasury products. The policies are designed to ensure that operations in the securities and foreign exchange and derivatives areas are conducted in accordance with sound and acceptable business practices and are as per current regulatory guidelines, laws governing transactions in financial securities and the financial environment. The policies contain the limit structures that govern transactions in financial instruments. The Board has authorized the Asset Liability Management Committee and Committee of Executive Directors (Borrowing, Treasury and Investment Operations) to grant certain approvals related to treasury activities, within the broad parameters laid down by policies approved by the Board.

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

The Market Risk Management Group is responsible for the identification, assessment and mitigation of risk. Risk limits including position limits and stop loss limits are monitored on a daily basis by the Treasury Control and Service Group and reviewed periodically. Foreign exchange risk is monitored through the net overnight open foreign exchange limit. Interest rate risk is measured through the use of repricing gap analysis and duration analysis. Interest rate risk is further monitored through interest rate risk limits approved by the Asset Liability Management Committee.

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

Exposure to fluctuations in interest rates is measured primarily by way of gap analysis, providing a static view of the maturity and re-pricing characteristics of balance sheet positions. An interest rate gap report is prepared by classifying all assets and liabilities into various time period categories according to contracted/behavioral maturities or anticipated re-pricing date. The difference in the amount of assets and liabilities maturing or being re-priced in any time period category, gives an indication of the extent of exposure to the risk of potential changes in the margins on new or re-priced assets and liabilities. ICICI Bank prepares interest rate risk reports on a fortnightly basis. These reports are submitted to the Reserve Bank of India on a monthly basis. Interest rate risk is further monitored through interest rate risk limits approved by the Asset Liability Management Committee. The Bank also monitors Greeks of its interest rate options.

Our primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. We usually borrow for a fixed period with a one-time repayment on maturity, with some borrowings having European call/put options, exercisable only on specified dates, attached to them. However, we have a mix of floating and fixed interest rate assets. Our loans are generally repaid gradually, with principal repayments being made over the life of the loan. Our housing loans at year-end fiscal 2013 were primarily floating rate loans where any change in the benchmark rate with reference to which these loans are priced, is generally passed on to the borrower on the first day of the succeeding quarter or succeeding month, as applicable. Since January 1, 2004, we have used a single benchmark prime lending rate structure for all loans other than specific categories of loans advised by the Indian Banks’ Association. Effective July 1, 2010, as required by the Reserve Bank of India, our new loans are priced with reference to a base rate, called the ICICI Bank Base Rate. The Asset Liability Management Committee sets the ICICI Bank Base Rate based on the cost of funds, cost of operations, credit charge and likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for fresh approvals and renewal of rupee facilities is linked to the ICICI Bank Base Rate. The lending rates comprise the ICICI Bank Base Rate, term premium and transaction-specific credit and other charges. As specified by the Reserve Bank of India, the lending rates for loans and advances are not permitted to be lower than the ICICI Bank Base Rate with the exception of certain categories of loans specified by the Reserve Bank of India from time to time. Existing loans, other than cases where the borrower migrates to base rate, continue to be linked to a benchmark as stipulated in the existing loan agreements. We generally seek to eliminate interest rate risk on undisbursed commitments by fixing interest rates on rupee loans at the time of loan disbursement. Pursuant to regulatory reserve requirements, we maintain a large part of our assets in government of India securities and in interest-free balances with the Reserve Bank of India, which are funded mainly by wholesale deposits and borrowings. This exposes us to the risk of differential movement in the yield earned on statutory reserves and the related funding cost.

Almost all our foreign currency loans in our overseas branches are floating rate loans. These loans are generally funded with foreign currency borrowings and deposits in our overseas branches. We generally convert all our foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. Our overseas subsidiaries in the UK and Canada have fixed rate retail term deposits and fixed / floating rate wholesale borrowings as their funding sources. They also have fixed and floating rate assets. Interest rate risk is generally managed by entering into swaps whenever required.

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

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2013(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Loans, net	Rs.	2,753,890	Rs.	412,651	Rs.	133,200	Rs.	3,299,741
Investments		621,854		498,458		1,436,355		2,556,667
Other assets(2)		257,133		15,086		567,203		839,422
Total assets		3,632,877		926,195		2,136,758		6,695,830
Stockholders’ equity and preference share capital		-		-		687,624		687,624
Borrowings		895,290		496,316		337,277		1,728,883
Deposits		2,513,015		490,627		144,063		3,147,705
Other liabilities		-		-		1,184,004		1,184,004
Total liabilities		3,408,305		986,943		2,352,968		6,748,216
Total gap before risk management positions		224,572		(60,748)		(216,210)		(52,386)
Off-balance sheet positions(3)		(292,608)		188,741		90,702		(13,165)
Total gap after risk management positions	Rs.	(68,036)	Rs.	127,993	Rs.	(125,508)	Rs.	(65,551)

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

	At March 31, 2013
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Loans	Rs.	551,350	Rs.	1,831,375	Rs.	2,382,725

The following table sets forth, using the balance sheet at year-end fiscal 2013 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2014, assuming a parallel shift in the yield curve at year-end fiscal 2013.

	At March 31, 2013
	Change in interest rates (in basis points)
		(100)		(50)		50		100
	(in millions)
Rupee portfolio	Rs.	(5,395)	Rs.	(2,698)	Rs.	2,698	Rs.	5,395
Foreign currency portfolio		(1,403)		(702)		702		1,403
Total	Rs.	(6,798)	Rs.	(3,400)	Rs.	3,400	Rs.	6,798

Based on our asset and liability position at year-end fiscal 2013, the sensitivity model shows that net interest income from the banking book for fiscal 2014 would rise by Rs. 6.8 billion if interest rates increased by 100 basis points during fiscal 2014. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal 2014, net interest income for fiscal 2014 would fall by an equivalent amount of Rs. 6.8 billion. Based on our asset and liability position at year-end fiscal 2012, the sensitivity model showed that net interest income from the banking book for fiscal 2013 would rise by Rs. 3.7 billion if interest rates increased by 100 basis points during fiscal 2013. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points during fiscal 2013, net interest income for fiscal 2012 would fall by an equivalent amount of Rs. 3.7 billion.

Sensitivity analysis, which is based upon static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

Price Risk (Trading book)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2013 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held for trading portfolio for fiscal 2013, assuming a parallel shift in interest rate curve.

	At March 31, 2013
	Change in interest rates (in basis points)
	Portfolio Size			(100)		(50)		50		100
	(in millions)
Government of India securities	Rs.	73,428	Rs.	2,662	Rs.	1,351	Rs.	(1,351)	Rs.	(2,662)
Corporate debt securities		213,233		4,687		2,357		(2,357)		(4,687)
Total	Rs.	286,661	Rs.	7,349	Rs.	3,708	Rs.	(3,708)	Rs.	(7,349)

At year-end fiscal 2013, the total value of our fixed income trading portfolio was Rs. 286.7 billion. The sensitivity model shows that if interest rates increase by 100 basis points during fiscal 2014, the value of this portfolio would fall by Rs. 7.3 billion. Conversely, if interest rates fall by 100 basis points during fiscal 2014, the value of this portfolio would rise by Rs. 7.3 billion. At year-end fiscal 2012, the total value of our fixed income trading portfolio was Rs. 203.4 billion. The sensitivity model showed that if interest rates increased by 100 basis points during fiscal 2013, the value of this portfolio would fall by Rs. 1.3 billion. Conversely, if interest rates fell by 100 basis points during fiscal 2013, the value of this portfolio would rise by Rs. 1.3 billion. The sensitivity for fixed income trading portfolio increased in fiscal 2013 compared to fiscal 2012 primarily due to an increase in investments in longer duration securities.

At year-end fiscal 2013, the total outstanding notional principal amount of our trading interest rate derivatives portfolio was Rs. 3,201.2 billion compared to Rs. 3,500.9 billion at year-end fiscal 2012. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would rise by Rs. 1.2 billion. At year-end fiscal 2013, the total outstanding notional principal amount of our trading currency derivatives (such as futures, options and cross currency interest rate swaps) portfolio was Rs. 952.9 billion compared to Rs. 1,207.2 billion at year-end fiscal 2012. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would fall by Rs. 0.1 billion.

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2013, we had a total equity investment portfolio of Rs. 38.8 billion, primarily comprising Rs. 13.6 billion of investments by the Bank and Rs. 23.4 billion of investments by our insurance subsidiaries. Additionally, ICICI Securities and ICICI Securities Primary Dealership also have a small portfolio of equity derivatives. The equity investments by the Bank include the equity portfolio of our proprietary trading group amounting to Rs. 2.3 billion and other equity investments amounting to Rs. 11.3 billion. These other equity investments are primarily unlisted and long-term in nature. We also invest in private equity and venture capital funds, primarily those managed by our subsidiary ICICI Venture Funds Management Company. These funds invest in equity and equity linked instruments. Our investments through these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are also subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury”.

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

The Bank monitors VaR using both the analytical model and the historical simulation model and takes the higher of the two numbers for VaR limit monitoring purposes. The Bank computes analytical VaR based on factor sensitivities and volatility multipliers. The Bank decided to start using the historical simulation model also to measure the VaR for the equity portfolio of the proprietary trading group because of its better performance.

On all the dates during fiscal 2013, the VaR calculated using the historical simulation model was higher than the VaR computed using the analytical model. The following table sets forth the high, low, average and period-end VaR numbers for the analytical VaR model and the historical simulation model.

	High	Low	Average	At March 29, 2013
	Rs. in million

VaR (analytical model)	156.6	37.0	66.8	50.8
VaR (historical simulation model)	240.5	82.4	140.9	87.7

We monitor the effectiveness of the VaR model by regularly back-testing its performance. Statistically, we would expect to see losses in excess of VaR only 1% of the time over a one-year period. During fiscal 2013, hypothetical losses did not exceed the VaR estimates for any day.

The following table sets forth a comparison of the hypothetical daily profit/loss, computed on the assumption of no intra-day trading, and VaR calculated using the historical simulation model during fiscal 2013.

	Average	On March 29, 2013
	Rs. in million
Hypothetical daily profit/(loss)	(1.7)	6.2
VaR (historical simulation model)	140.9	87.7

The high and low hypothetical daily profit/(loss) during fiscal 2013 was Rs. 154.1 million and Rs. (145.4) million respectively.

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

Exchange Rate Risk

The Bank offers foreign currency hedge instruments like swaps, forwards, and currency options to clients, which are primarily banks and corporate customers. The Bank actively uses cross currency swaps, forwards, and options to hedge against exchange risks arising out of these transactions and for foreign currency loans that are originated in currencies different from the currencies of borrowings supporting them. Some of these transactions may not meet the hedge accounting requirements and are subject to mark-to-market. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating daily and cumulative stop-loss limits, and engaging in exception reporting.

The Reserve Bank of India has permitted banks to offer foreign currency-rupee options by banks for hedging foreign currency exposures including hedging of balance sheet exposures to the users. The Bank has been offering such products primarily to corporate clients and other inter-bank counterparties and is one of the largest participants in the currency options market accounting for a significant share of daily trading volume in India. All the options are maintained within the limits specified in the Investment Policy. The foreign exchange rate risk is monitored through the net overnight open position limit approved by the Reserve Bank of India. The Bank also monitors Greeks of its currency options.

Derivative Instruments Risk

The Bank enters into interest rate and currency derivative transactions for the purpose of hedging interest rate and foreign exchange mismatches and also engages in trading of derivative instruments on its own account.

The Bank offers various derivative products, including options and swaps, to clients for their risk management purposes. The Bank generally does not carry market risk on client derivative positions as the Bank covers its positions in the inter-bank market. Profits or losses on account of currency movements on these transactions are borne by the clients. The derivative transactions are subject to counterparty risk to the extent particular obligors are unable to make payment on contracts when due. During fiscal 2009, due to high exchange rate volatility as a result of the financial crisis, a number of clients experienced significant mark-to-market losses in derivative transactions. On maturity or premature termination of the derivative contracts, these mark-to-market losses became receivables owed to the Bank. Some clients did not pay their derivatives contract obligations to the Bank in a timely manner and, in some instances, clients filed lawsuits to avoid payment of derivatives contract obligations entirely. In other instances, at the request of clients, the Bank converted overdue amounts owed to the Bank into loans and advances. See also “—Risk Factors—Risks Relating to Our Business—We and our customers are exposed to fluctuations in foreign exchange rates”.

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

We have credit exposures in the form of both funded and non-funded credit derivatives. The notional principal amount of funded instruments at year-end fiscal 2013 was Rs. 0.8 billion compared to Rs. 1.5 billion at year-end fiscal 2012. The notional principal amount of non-funded instruments at year-end fiscal 2013 was Rs. 3.5 billion compared to Rs. 11.1 billion at year-end fiscal 2012.

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

The following table sets forth, using our held for trading portfolio at year-end fiscal 2013 as the base, one possible prediction of the impact of changes in credit spreads on the value of the trading portfolio, assuming a parallel shift in credit spreads.

	At March 31, 2013
	Change in credit spreads (in basis points)
	Portfolio Size			(100)		(50)		50		100
	(in millions)
Corporate debt securities	Rs.	213,233	Rs.	4,688	Rs.	2,358	Rs.	(2,358)	Rs.	(4,688)
Total	Rs.	213,233	Rs.	4,688	Rs.	2,358	Rs.	(2,358)	Rs.	(4,688)

At year-end fiscal 2013, our held for trading portfolio (excluding government securities) was Rs. 213.2 billion. The sensitivity model shows that if credit spreads increase by 100 basis points during fiscal 2014, the value of this portfolio would fall by Rs. 4.7 billion. Conversely, if credit spreads fall by 100 basis points during fiscal 2014, the value of this portfolio would rise by Rs. 4.7 billion. At year-end fiscal 2012, our held for trading portfolio (excluding government securitites) was Rs. 156.2 billion. The sensitivity model showed that if credit spreads increased by 100 basis points during fiscal 2013, the value of this portfolio would fall by Rs. 1.1 billion. Conversely, if credit spreads fell by 100 basis points during fiscal 2013, the value of this portfolio would rise by Rs. 1.1 billion. In addition to above, at year-end fiscal 2013, we also had a portfolio of credit derivatives with notional of Rs. 3.5 billion. The sensitivity model shows that if credit spreads increase by 100 basis points during fiscal 2014, the value of this portfolio would fall by Rs. 0.01 billion.

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

The Bank manages liquidity risk in accordance with its Asset Liability Management Policy. This policy is framed as per the current regulatory guidelines and is approved by the board of directors. The Asset Liability Management Policy is reviewed periodically to incorporate changes as required by regulatory stipulation or to realign the policy with changes in the economic landscape. The Asset Liability Management Committee of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the Asset Liability Management Policy. The Asset Liability Management Committee comprises executive directors (including Chief Financial Officer), Presidents, Senior General Managers in charge of Risk and Treasury and Deputy Chief Financial Officer and heads of business groups. The Risk Committee of the Board, a Board Committee, has oversight of the Asset Liability Management Committee.

The Bank uses various tools for the measurement of liquidity risk including the statement of structural liquidity, dynamic liquidity gap statements, liquidity ratios and stress testing through scenario analysis. The statement of structural liquidity is used as a standard tool for measuring and managing net funding requirements and the assessment of a surplus or shortfall of funds in various maturity buckets in the future. The cash flows pertaining to various assets, liabilities and off-balance sheet items are placed in different time buckets based on their contractual or behavioral maturity. The statement of structural liquidity of rupee currency for domestic operations, and statement of structural liquidity all currencies together for international operations of the Bank (country-wise and in aggregate) are prepared on daily basis. The utilization against gap limits laid down for each bucket are reviewed by Asset Liability Management Committee of the Bank.

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

For its overseas branches, the Bank also has a well-defined borrowing program. In order to maximize borrowings at a reasonable cost through its branches, liquidity in different markets and currencies is targeted. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings, inter-bank bilateral loans and deposits, including structured deposits. The Bank also raises refinance from other banks against the buyers’ credit and other trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. The Bank also mobilizes retail deposit liabilities, in accordance with the regulatory framework in place in the respective host country.

We maintain prudential levels of liquid assets in the form of cash, balances with the central bank and government securities, money market and other fixed income securities. Currently, as stipulated by the regulator, banks in India are required to maintain their statutory liquidity ratio at a level of 23% of net demand and time liabilities in India and their cash reserve ratio at a level of 4.00% of net demand and time liabilities in India. The Bank generally holds additional securities over and above the stipulated level.

Further, the Bank has a board approved liquidity stress testing framework, under which the Bank estimates its liquidity position under a range of stress scenarios, and considers possible measures that the Bank could take to mitigate the outflows under each scenario. These scenarios cover bank specific and market-wide stress situations and have been separately designed for the domestic and international operations of the Bank. Each scenario included in the stress-testing framework covers a time horizon of 28 days. The stress-testing framework measures the impact on profit due to liquidity outflows for each scenario, considering possible measures that the Bank could take to mitigate the stress. The impact on profits is subject to a stress tolerance limit specified by the board of directors. The results of liquidity stress testing are reported to the Asset Liability Management Committee on a monthly basis. During fiscal 2013, the results of each of the stress scenarios were within the board-prescribed limits.

The Risk Committee of the board has further approved a Liquidity Contingency Plan, which lays down a framework for ongoing monitoring of potential liquidity contingencies and an action plan to meet such contingencies. The Liquidity Contingency Plan lays down several liquidity indicators, which are monitored on a predefined (daily or weekly) basis and also defines the protocol and responsibilities of various teams in the event of a liquidity contingency.

Similar frameworks to manage liquidity risk have been established at each of the overseas banking subsidiaries of the Bank addressing the risks they run as well as incorporating host country regulatory requirements as applicable. Our subsidiary in the United Kingdom raises funding through wholesale and retail sources. Wholesale sources comprise issuance of bonds through an MTN programme, bilateral and club loans as well as repo borrowings. In the retail segment, it raises deposits through its branch network as well as its internet platform. A buffer of high quality liquid assets/central bank reserves is maintained against these deposits. Our subsidiary in Canada is funded through diversified funding sources from retail as well as wholesale sources like borrowings through securitization of insured mortgages across tenor buckets.

See also “—Operating and Financial Review and Prospects—Liquidity Risk”.

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

Operational Controls and Procedures for Internet Banking

The Bank has put in place controls for transactions through internet banking including two levels of passwords. In addition to this, grid-level authentication (a grid is a unique set of numbers printed on the debit card) is also required. Additionally, a one-time password is sent to the customer’s registered mobile number for the addition of a payee for fund transfers. Internet transactions using credit cards require additional password-based authentication besides other authentications present on the card. Text message alerts are also sent to the customer for internet-based transactions beyond a threshold level. To prevent phishing and internet-related fraud, the Bank also regularly communicates with customers. The internet banking infrastructure is secured through the multi-layer information security controls, including firewalls, intrusion prevention systems and network level access controls. These are supplemented by periodic penetration tests, vulnerability assessments and continuous security incident monitoring of internet banking servers.

Operational Controls and Procedures in the Regional Processing Centers and Central Processing Center

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

Our central processing centers, two located in Mumbai and one in Hyderabad, process the transactions on a nationwide basis for the issuance of debit cards, mailing of personal identification numbers, reconciliation of ATM transactions, issuance of passwords to internet banking customers and internet banking bill payments and processing of credit card transactions. Centralized processing has also been extended to activities like issuance of personalized checkbooks and the activation of newly opened accounts.

Operational Controls and Procedures in Treasury

The Bank has put in place a comprehensive internal control structure with respect to its treasury operations. The control measures include the segregation of duties between treasury front-office and treasury control and service office, automated control procedures, continuous monitoring procedures through detailed reporting statements, and a well defined code of conduct for dealers. The Bank has also set up limits in respect of treasury operations including deal-wise limits and product-wise limits. In order to mitigate the potential mis-selling risks, if any, a labeling policy has been implemented. Similarly in order to mitigate potential contractual risks, if any, negotiations for deals are recorded on a voice recording system. All key processes in treasury operations are documented and approved by the Bank’s Product and Process Approval Committee. Some of the control measures include deal validation, independent confirmation, documentation, limits monitoring, treasury accounting, settlement, reconciliation and regulatory compliance. Middle-office group reviews the unconfirmed, unsettled deals if any, on a regular basis and follows up for timely confirmation or settlement. There is a mechanism of escalation to senior management in case of delays in settlement or confirmation beyond a time period. In addition to the above, concurrent and internal audits are also there in respect of treasury operations. The control structure in our treasury operations is designed to minimize errors, prevent potential fraud and provide early-warning signals.

Operational Controls and Procedures in Retail Asset Operations

Retail asset operations comprise decentralized retail asset operations and central asset operations. Activities of decentralized operations include disbursement and regular banking activities. Decentralized retail asset operations support operations relating to retail asset products across the country. Disbursements are done through automated processes with sufficient internal checks and controls like fund transfers through the National Electronic Funds Transfer system and Real Time Gross Settlement system. An independent team conducts regular banking activity, reconciliation and publishes management reports to the senior management.

The central asset operations unit is located in Mumbai, while regional operations units are located at Delhi, Hyderabad and Chennai. These central and regional units support operations relating to retail asset products across the country. The central asset operations unit carries out activities like loan accounts maintenance, accounting and reconciliation, payouts and repayment management activities for all retail asset products.

Operational Controls and Procedures for Corporate Banking

Corporate banking is organized into a zonal structure. The front office is responsible for sourcing clients and performing a credit analysis of the proposal. The credit risk is independently evaluated by the Risk Management Group. Operations regarding corporate banking products and services are supported by the middle office and back office with well-defined process ownership. The key processes and their ownership are documented through process notes which are reviewed periodically. The middle office conducts verification and scrutiny of the documents and memos to ensure mitigation of post-approval risks. It also monitors adherence to the terms of approval by periodically publishing compliance monitoring reports. The back office in corporate operations comrpises units responsible for the execution of trade finance, cash management and general banking transactions based on the requests and instructions initiated through channels including branches.

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

Anti-Money Laundering Controls

The Bank has implemented the Know Your Customer /Anti-Money Laundering /Combating of Financing of Terrorism guidelines issued under the rules promulgated under Prevention of Money Laundering Act, 2002 and guidelines issued by the Reserve Bank of India from time to time.

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

The Know-Your-Customer procedures are based on basic due diligence for low risk customers, enhanced due diligence for high risk customers and simplified due diligence for small deposit accounts in terms of the Reserve Bank of India guidelines.

The Bank also adheres to the anti-money laundering requirements as specified by the regulators of respective geographies. The Bank’s anti-money laundering framework is subject to audit by the Internal Audit Department and their observations are periodically reported to the Audit Committee.

Our life insurance subsidiary has implemented Know-Your-Customer/Anti-Money Laundering/Combating of Financing of Terrorism guidelines issued according to the Prevention of Money Laundering Act, 2002 and guidelines issued by Insurance Regulatory and Development Authority from time to time.

Anti-Money Laundering and Combating Financing of Terrorism Policy is approved by the Board of Directors of the life insurance subsidiary. The Policy is also in accordance with the Group Anti-Money-Laundering policy and includes oversight by the Audit Committee on the implementation of the Anti-Money Laundering framework, appointment of a senior level officer as Money Laundering Prevention Officer who has the day-to-day responsibility for implementation of the anti-money laundering framework, adoption of a risk-based Anti-Money-Laundering framework, implementation of adequate Know-Your- Customer procedures based on risk categorization of customer segments, screening of customers against sanctioned lists, risk-based transaction monitoring, regulatory reporting procedures and appropriate mechanisms to train employees and to create customer awareness on this subject.

Anti-Money laundering framework is reviewed by the Internal Audit Department and its observations are periodically reported to the Audit Committee.

Following the release on the Internet of videos forming part of a sting operation on banks and insurance companies in India, that purported to show the Bank’s frontline branch employees engaging in conversations that would violate the Group Code of Business Conduct and Ethics and could have, if any transactions had been consummated, led to violations of anti-money laundering and know your customer norms, the Reserve Bank of India undertook investigations at ICICI Bank and over 30 other banks in India. While the Reserve Bank of India’s investigations did not reveal any prima facie evidence of money laundering, the Reserve Bank of India has so far imposed an aggregate penalty of Rs. 600.0 million (US$ 11.0 million) on 25 Indian banks, including Rs. 10.0 million (US$ 0.2 million) on ICICI Bank, for instances of violation of applicable regulations. See “Risk Factors—Risks Relating to Our Business—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.” and “Risk Factors—Risks Relating to Our Business-Negative publicity could damage our reputation and adversely impact our business and financial results and the price of our equity shares and ADSs.”

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

The Internal Audit Group has adopted a risk based audit methodology in accordance with the Reserve Bank of India guidelines. The risk-based audit methodology is outlined in the Internal Audit Policy approved by the Board of Directors. An annual risk-based audit plan is drawn up based on the risk-based audit methodology and is approved by the Audit Committee of the Board. Accordingly, the Internal Audit Group undertakes a comprehensive audit of all branches, business groups and other functions in accordance with the risk-based audit plan.

The Internal Audit Group also has a dedicated team responsible for information technology security audits. The annual audit plan covers various components of information technology including applications, databases, networks and operating systems.

The Reserve Bank of India requires banks to have a process of concurrent audits at business groups dealing with treasury functions and branches handling large volumes, to cover a minimum of 50.0% of credit, deposits and other risk exposures of the bank. Accordingly, the Internal Audit Group has formulated a strategy for concurrent audits at treasury-related functions and branches. Concurrent audits are also carried out at centralized and regional processing centers and at centralized operations with a focus on areas that are identified as needing transaction testing and also to ensure existence of and adherence to internal controls.

The audit of overseas banking subsidiaries and domestic non-banking subsidiaries is carried out by a dedicated team of resident auditors attached to the respective subsidiaries. These audit teams functionally report to the Audit Committees of the respective subsidiary and to the Internal Audit Group. The audit of overseas branches and representative offices is carried out by audit teams consisting of auditors from India as well as a resident auditor based at the Singapore branch. International operations outsourced to India are audited by a team of auditors in India.

Legal and Regulatory Risk

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. The uncertainty of the enforceability of the obligations of our customers and counter-parties, including the foreclosure on collateral, creates legal risk. Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting internal and external legal advisors. See also “—

Risk Factors—Risks Relating to Our Business—We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs” and “Risk Factors—Risks relating to Our Business—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

Risk Management Framework for International Operations

ICICI Bank has adopted a risk management framework for its international banking operations, including overseas branches and offshore banking unit. Under the framework, the Bank’s credit, investment, asset liability management and anti-money laundering policies apply to all the overseas branches and offshore banking units, with modifications to meet local regulatory or business requirements. These modifications may be made with the approval of our Board of Directors or the committees designated by the Board of Directors. The Board of Directors/designated committee of the Board approve their respective risk management policies, based on applicable laws and regulations as well as the Bank corporate governance and risk management framework. Policies at the overseas banking subsidiaries are approved by Board of Directors of the respective subsidiaries and are framed in consultation with the related groups in the Bank as per the risk management framework.

The Compliance Group oversees regulatory compliance at the overseas branches and offshore banking subsidiaries. Compliance risk assessment along with the key risk indicators pertaining to our domestic and international banking operations are presented to the Risk Committee of our Board of Directors on a periodic basis. Management of regulatory compliance risk is considered as an integral component of the governance framework at the Bank and its subsidiaries along with the internal control mechanisms. We have therefore adopted an appropriate framework for compliance, by formulating the Group Compliance Policy, which is approved by the Board of Directors and is reviewed from time to time. The Group Compliance Policy outlines a framework for identification and evaluation of the significant compliance risks, on a consolidated basis, in order to assess how these risks might affect our safety and soundness.

Risk Management in Key Subsidiaries

ICICI Bank UK

ICICI Bank UK is primarily exposed to credit risk, market risk (including interest and liquidity risks), operational risk, compliance and reputation risk.

The board of directors of ICICI Bank UK is responsible for oversight and control of the functioning of ICICI Bank UK and approves all major policies and procedures. The board is assisted by its sub-committees, the Audit Committee, Governance Committee, Risk Committee and Credit Committee which have been constituted to facilitate focused oversight on various risks. Policies approved from time to time by the board/or the board’s committees form the governing framework for each type of risk. Business activities are undertaken within this policy framework.

All credit risk related issues are governed by ICICI Bank UK’s Credit Risk Management Policy. ICICI Bank UK takes a two-tier approach to assessment of credit risk - first review by the commercial officer proposing the transaction followed by a credit officer’s independent assessment of the same. Credit risk is also managed at the portfolio level by monitoring the key parameters of risk concentration such as industry exposures, country exposures, rating category based exposures, product specific exposures and large exposures. ICICI Bank UK has board approved policies for managing market risk such as its treasury policy manual, trading book policy statement, valuation, model validation policy and independent price verification policy. For monitoring and managing market risk, it uses various risk metrics, including the duration of equity, price value of one basis point change in interest rate, price value of one basis point change in credit spread and stop loss limits. ICICI Bank UK uses various tools for measurement of liquidity risk including the statement of structural liquidity, dynamic liquidity gap statements, liquidity ratios and stress testing through scenario analysis. In line with its liquidity risk appetite, ICICI Bank UK maintains adequate high quality liquid assets/central bank reserves to cover projected stressed outflows under various scenarios as approved by the board in the Individual Liquidity Adequacy Assessment framework. The management of operational risk (including fraud and conduct risks) is governed by the Operational Risk Management Policy approved by the Risk Committee. Operational risk elements covered in the Operational Risk

Management Policy include operational incident management, techniques for risk identification and measurement, monitoring through key risk indicators and risk mitigation techniques.

ICICI Bank Canada

ICICI Bank Canada is primarily exposed to credit risk, market risk (including interest and liquidity risks), operational risk, compliance and reputation risk. ICICI Bank Canada has developed a risk management framework to ensure that the risks are identified, measured and monitored effectively. The framework also requires the establishment of policies and procedures to monitor and mitigate the risks.

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

The Risk Committee of the board has delegated the operational responsibility for credit risk management to the Management Credit Committee within the broad parameters and limits laid down in the Credit and Recovery Policy. The Management Credit Committee approves credit proposals before recommending them to Risk Committee, manages the credit risk on a portfolio basis and reviews asset quality and portfolio quality on a monthly basis and the same is presented to the Risk Committee atleast on a quarterly basis.

The Risk Committee has delegated operational responsibility for market risk management and liquidity risk management to the Asset Liability Committee within the broad parameters and limits laid down in the Market Risk Management Policy and Liquidity Management Policy respectively. The Asset Liability Committee reviews matters pertaining to Investment and Treasury operations and the implementation of risk mitigation measures and recommends major policy changes governing treasury activities to the Risk Committee. Asset Liability Committee reviews adherence to market risk and liquidity risk requirements of the Office of the Superintendant of Financial Institutions (Canada’s banking regulator), internal control guidelines and limits.

The Risk Committee has delegated operational responsibility for management of operational risk to the Operational Risk Committee under the Management Committee. Operational Risk Committee is responsible for managing operational risks in the day-to-day operations of ICICI Bank Canada. The Operational Risk Committee under the oversight of Management Committee reviews the Operational Risk Management implementation and operational risk profiles on a monthly basis.

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is a primary dealer and has government of India securities as a significant proportion of its portfolio. The Corporate Risk Management Group at ICICI Securities Primary Dealership has developed comprehensive risk management policies which seek to minimize risks generated by the activities of the organization. The Corporate Risk Management Group develops and maintains models to assess market risks which are constantly updated to capture the dynamic nature of the markets, and in this capacity participates in the evaluation and introduction of new products and business activities.

ICICI Securities Primary Dealership has constituted an internal Risk Management Committee comprising an independent director as the Chairman of the Risk Management Committee and its Managing Director and Chief Executive Officer and senior executives from cross-functional areas. The Committee debates various aspects of risk management and among other things decides risk and investment policies for its various businesses and ensures compliance with regulatory guidelines on risk management as well as with all the prudential and exposure limits set by the board of directors.

ICICI Prudential Life Insurance Company

The risk governance structure of ICICI Prudential Life Insurance Company consists of the Board, Board Risk Management Committee, Executive Risk Committee and its sub-committees. The Board Risk Management Committee is comprised of non-executive directors. The board, on recommendation of Board Risk Management Committee, has approved policies to address various risks such as market risk, credit risk, liquidity risk, insurance risk, operational risk, reinsurance risk, underwriting risk and outsourcing risk.

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

The Operational Risk Committee assists the Executive Risk Committee in identification, measurement, monitoring and control of operational risks such as risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Outsourcing Committee reports to the Executive Risk Committee on management of outsourcing risk such as risk due to use of services by a third party to perform activities on a continuous basis that would have been normally undertaken by ICICI Prudential Life Insurance Company.

The risk management model of ICICI Prudential Life Insurance Company comprises a four-stage continuous cycle, namely identification and assessment, measurement, monitoring and control of risks. ICICI Prudential Life Insurance Company’s risk policies detail the strategy and procedures adopted to follow the risk management cycle at the enterprise level. A risk report detailing the key risk exposures faced by ICICI Prudential Life Insurance Company and mitigation measures is placed before the Board Risk Management Committee on a periodic basis.

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

Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including the Managing Director and Chief Executive Officer and the Executive Director and Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act as of March 31, 2013.

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

There are inherent limitations to the effectiveness of any system, especially of disclosure controls and procedures, including the possibility of human error, circumvention or overriding of the controls and procedures, in a fast-changing environment or when entering new areas of business or expanding geographic reach. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives.

We have experienced significant growth in a fast-changing environment, and management is aware that this may pose significant challenges to the control framework. See also “—Risk Factors—Risks Relating to Our Business—There is operational risk associated with financial industries which, when realized, may have an adverse impact on our business”.

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

All internal control systems, no matter how well-designed, have inherent limitations, and may not prevent or detect misstatements. Therefore, even those systems determined to be effective can provide only reasonable assurance with respect to financial statement preparation and presentation. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies and procedures may deteriorate.

Management assessed the effectiveness of internal control over financial reporting as of March 31, 2013 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework. Based on the assessment, management concluded that our internal control over financial reporting was effective as of March 31, 2013. Effectiveness of our internal control over financial reporting as of March 31, 2013 has been audited by KPMG, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Loan Portfolio

Our gross loan portfolio was Rs. 3,385.6 billion at year-end fiscal 2013, an increase of 12.5% over the gross loan portfolio of Rs. 3,008.2 billion at year-end fiscal 2012. The gross loan portfolio increased by 13.8% to Rs. 3,008.2 billion at year-end fiscal 2012 from Rs. 2,643.6 billion at year-end fiscal 2011. At year-end fiscal 2013, approximately 66.8% of our gross loans were rupee loans.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated, our gross (net of write-off) rupee and foreign currency loans by business category.

	At March 31,
	2009		2010		2011		2012		2013		2013
	(in millions)
Consumer loans and credit card receivables(1)	Rs.	1,228,337	Rs.	954,245	Rs.	910,952	Rs.	1,040,975	Rs.	1,181,588	US$	21,673
Rupee		1,181,368		923,831		888,953		946,778		1,068,305		19,595
Foreign currency		46,969		30,414		21,999		94,197		113,283		2,078
Commercial(2)		1,486,380		1,367,175		1,732,675		1,967,210		2,204,054		40,427
Rupee		587,644		565,990		853,920		1,006,863		1,193,433		21,890
Foreign currency		898,736		801,185		878,755		960,347		1,010,621		18,537
Leasing and related activities(3)		175		17		7		—		—		—
Rupee		175		17		7		—		—		—
Foreign currency		—		—				—		—		—
Gross loans		2,714,892		2,321,437		2,643,634		3,008,185		3,385,642		62,099
Rupee		1,769,187		1,489,838		1,742,880		1,953,641		2,261,738		41,485
Foreign currency		945,705		831,599		900,754		1,054,544		1,123,904		20,614
Total gross loans		2,714,892		2,321,437		2,643,634		3,008,185		3,385,642		62,099
Allowance for loan losses		(53,587)		(63,656)		(83,441)		(86,931)		(85,901)		(1,576)
Net loans	Rs.	2,661,305	Rs.	2,257,781	Rs.	2,560,193	Rs.	2,921,254	Rs.	3,299,741	US$	60,523

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(2)	Includes builder financing and dealer financing.

(3)	Leasing and related activities includes leasing and hire purchase.

Our gross rupee currency loans increased from Rs. 1,953.6 billion constituting 64.9% of our total gross loans at year-end fiscal 2012 to Rs. 2,261.7 billion constituting 66.8% of our total gross loans at year-end fiscal 2013 primarily due to an increase in rupee commercial loans.

Our gross foreign currency loans increased from Rs. 1,054.5 billion, constituting 35.1% of our total gross loans at year-end fiscal 2012 to Rs. 1,123.9 billion, constituting 33.2% of our total gross loans at year-end fiscal 2013 primarily due to rupee depreciation and an increase in insured mortgage loans of ICICI Bank Canada. See also “—Operating and Financial Review and Prospects—Financial Condition—Advances”.

At year-end fiscal 2013, we did not have outstanding cross-border loans (defined as loans made to borrowers outside of India) exceeding 1.0% of our assets in any country except Canada, which were between approximately 2.0% and 2.5% of our assets. We had outstanding cross-border loans to U.S. borrowers amounting to about 0.5% of our assets.

Collateral —Completion, Perfection and Enforcement

Our loan portfolio largely consists of loans to retail customers, including home loans, automobile loans, commercial business loans, personal loans and credit card receivables, project and corporate finance and working capital loans to corporate borrowers and agricultural financing. In general, other than personal loans, credit card receivables and some forms of corporate and agricultural financing, which are unsecured, we stipulate that the loans should be over-collateralized at the time of loan origination. However, it should be noted that obstacles within the Indian legal system can create delays in enforcing collateral—see “Risk Factors—Risks Relating to Our Business—

If we are not able to control the level of non-performing assets in our portfolio, our business will suffer”. In India, there are no regulations stipulating loan-to-collateral limits, except in the case of home loans. The Reserve Bank of India has capped the loan-to-value ratio at 90% for home loans up to Rs. 2.5 million and at 80% for home loans above Rs. 2.5 million. The Reserve Bank of India, through a guideline issued on July 1, 2013, has capped the loan-to-value ratio at 90% for home loans up to Rs. 2.0 million, at 80% for home loans between Rs. 2.0 million and Rs. 7.5 million and at 75% for home loans above Rs 7.5 million.

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

Commercial loans

We generally require collateral valued at 125% to 150% of the loan amount at origination for commercial loans. Our commercial loans mainly consist of project and other corporate loans. The collateral are immovable assets, which are typically mortgaged in the Bank’s favor, or movable assets, which are typically hypothecated in the Bank’s favor. These security interests are perfected by the registration of these interests within time limits stipulated under the Companies Act with the Registrar of Companies pursuant to the provisions of the Companies Act when borrowers are constituted as companies. This registration amounts to a constructive public notice to other business entities of the security interests created by such companies. Prior to creation of security interests on all assets, which are not stock-in-trade for the company, a no-objection certificate from the income tax authorities is required to create a charge on the asset. We may also take security of a pledge of financial assets like marketable securities (for which perfection of security interests by registration with the Registrar of Companies is not mandatory for companies under the Companies Act), and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have a top-up mechanism based on price triggers. For all immovable property and shares, which are secured in favor of offshore lenders, approval from the Reserve Bank of India is obtained prior to creation. See also “— Risk factors - The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss”.

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

Separately, in India, foreclosure on collateral of property can be undertaken directly by lenders by fulfilling certain procedures and requirements (unless challenged in courts of law) or otherwise by a written petition to an Indian court or tribunal. An application, when made, may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years and therefore might lead to deterioration in the physical condition and market value of the collateral. In the event a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntary winding up. In case a company becomes a sick unit, foreclosure and enforceability of collateral is stayed. In fiscal 2003, the Indian Parliament passed the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, as amended, which strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security, including over immovable property and recovery of dues, without reference to the courts or tribunals. See also “—Overview of the Indian Financial Sector—Recent Structural Reforms—Legislative Framework for Recovery of Debts due to Banks”.

In case of consumer installment loans, we obtain direct debit mandates or post-dated checks towards repayment on pre-specified dates. Post dated checks, if dishonored, entitle us on occurrence of certain events to initiate criminal proceedings against the issuer of the checks.

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

Pursuant to the guidelines of the Reserve Bank of India, credit exposure of banks to an individual borrower generally must not exceed 15.0% of our capital funds, unless the exposure is in respect of an infrastructure project. Capital funds comprise Tier 1 and Tier 2 capital calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of our capital funds by an additional 5.0% (i.e. the aggregate exposure can be 20.0%) provided the additional credit exposure is on account of infrastructure financing. Our exposure to a group of companies under the same management control generally must not exceed 40.0% of our capital funds unless the exposure is in respect of an infrastructure project. The exposure to a group of companies under the same management control, including exposure to infrastructure projects, may be up to 50.0% of our capital funds. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., the aggregate exposure can be 20.0% of capital funds for an individual borrower and the aggregate exposure can be 45.0% of capital funds for a group of companies under the same management), making appropriate disclosures in their annual reports. Exposure for funded and non-funded credit facilities is calculated as the total committed amount or the outstanding amount whichever is higher (for term loans, as the sum of undisbursed commitments and the outstanding amount). Investment exposure is considered at book value. At year-end fiscal 2013, we were in compliance with these guidelines.

At year-end fiscal 2013, our largest non-bank borrower accounted for approximately 12.6% of our capital funds. The largest group of companies under the same management control accounted for approximately 30.1% of our capital funds.

The following table sets forth, at the dates indicated, the composition of our gross advances (net of write-offs).

	At March 31,
	2009			2010			2011			2012			2013
	Amount		As a %	Amount		As a %	Amount		As a %	Amount		As a %	Amount		Amount		As a %
	(in millions, except percentages)
Retail finance(1)	Rs.	1,333,969	49.1%	Rs.	1,048,931	45.2%	Rs.	1,004,970	38.0%	Rs.	1,183,925	39.4%	Rs.	1,290,184	US$	23,665	38.1%
Services —non finance		242,335	8.9		221,955	9.6		232,627	8.8		233,325	7.8		243,298		4,463	7.2
Road, port, telecom, urban development & other infrastructure		115,931	4.3		112,116	4.8		151,499	5.7		196,855	6.5		227,966		4,181	6.7
Power		58,656	2.2		82,158	3.5		109,745	4.2		153,841	5.1		200,452		3,677	5.9
Iron/steel and iron/steel products		113,882	4.2		89,627	3.9		109,092	4.1		132,311	4.4		173,350		3,180	5.1
Services —finance		79,202	2.9		64,243	2.8		160,163	6.1		152,184	5.1		155,201		2,847	4.6
Crude petroleum/refining & petrochemicals		162,652	6.0		150,164	6.5		157,500	6.0		77,804	2.6		95,729		1,756	2.8
Food & beverages		66,208	2.4		79,348	3.4		83,376	3.2		86,473	2.9		92,257		1,692	2.7
Mining		13,594	0.5		10,050	0.4		56,253	2.1		86,802	2.9		83,086		1,524	2.5
Electronics & engineering		51,202	1.9		45,054	1.9		60,635	2.3		65,576	2.2		73,835		1,354	2.2
Construction		35,700	1.3		23,152	1.0		51,423	1.9		60,408	2.0		73,443		1,347	2.2
Cement		24,397	0.9		22,391	1.0		24,921	0.9		48,149	1.6		72,156		1,323	2.1
Wholesale/retail trade		26,305	1.0		48,770	2.1		53,367	2.0		54,985	1.8		70,752		1,298	2.1
Metal & products (excluding iron & steel)		23,561	0.9		35,970	1.5		46,171	1.7		68,587	2.3		63,650		1,167	1.9
Shipping		17,889	0.7		18,755	0.8		23,035	0.9		42,894	1.4		45,257		830	1.3
Chemicals & fertilizers		61,326	2.2		55,542	2.4		31,275	1.2		42,924	1.4		43,070		790	1.3
Drugs & pharmaceuticals		37,267	1.4		30,918	1.3		31,776	1.2		37,412	1.2		40,525		743	1.2
Others(2)		250,816	9.2		182,293	7.9		255,806	9.7		283,730	9.4		341,431		6,262	10.1
Gross loans		2,714,892	100.0		2,321,437	100.0		2,643,634	100.0		3,008,185	100.0		3,385,642		62,099	100.0
Allowance for loan losses		(53,587)			(63,656)			(83,441)			(86,931)			(85,901)		(1,575)
Net loans	Rs.	2,661,305		Rs.	2,257,781		Rs.	2,560,193		Rs.	2,921,254		Rs.	3,299,741	US$	60,524

(1)	Includes home loans, commercial business loans, automobile loans, business banking, credit cards, personal loans, rural loans, loans against securities and dealer financing portfolio.

(2)	Primarily includes developer financing portfolio, automobiles, manufacturing products (excluding metal), textile, gems and jewellery and FMCG.

(3)
From March 31, 2013, we have changed the classification of the domestic loan portfolio to better reflect the nature of the underlying loans. Accordingly, our loan portfolio for earlier years presented have also been reclassified.

Our gross loan portfolio at year-end fiscal 2013 increased by 12.5% compared to the gross loan portfolio at year-end fiscal 2012. Retail finance was 38.1% of gross loans at year-end fiscal 2013 compared to 39.4% at year-end fiscal 2012 and 38.0% at year-end fiscal 2011. Our gross loans to the services – non-finance sector as a percentage of gross loans were 7.2% at year-end fiscal 2013 compared to 7.8% at year-end fiscal 2012. Our gross loans to the road, port, telecom, urban development & other infrastructure sector as a percentage of gross loans were 6.7% at year-end fiscal 2013 compared to 6.5% at year-end fiscal 2012. Our gross loans to the power sector as a percentage of gross loans was 5.9% at year-end fiscal 2013 compared to 5.1% at year-end fiscal 2012.

At year-end fiscal 2013, our 20 largest borrowers accounted for approximately 13.5% of our gross loan portfolio, with the largest borrower accounting for approximately 1.5% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 5.2% of our gross loan portfolio.

Geographic Diversity

Our portfolios are geographically diversified. The state of Maharashtra accounted for the largest proportion of our domestic gross loans outstanding at year-end fiscal 2013.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit.

Priority Sector Lending

The Reserve Bank of India guidelines on priority sector lending require banks to lend 40.0% of their adjusted net bank credit, to fund certain types of activities carried out by specified borrowers. The definition of adjusted net bank credit includes certain investments like pass through certificates and is computed with reference to the outstanding amount at March 31 of the previous year. The priority sector includes the agricultural sector, food and agri-based industries, small enterprises/businesses, housing finance up to certain limits and borrowers belonging to weaker sections of society. Out of the 40.0%, banks are required to lend a minimum of 18.0% of their adjusted net bank credit to the agriculture sector and the balance to certain specified sectors. Banks are also required to lend 10.0% of their adjusted net bank credit, to the weaker sections of society as defined by Reserve Bank of India guidelines.

ICICI Bank is required to comply with the priority sector lending requirements prescribed by the Reserve Bank of India from time to time. The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India and the National Housing Bank based on the allocations made by the Reserve Bank of India. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At year-end fiscal 2013, our total investment in such bonds was Rs. 202.0 billion. At year-end fiscal 2013, ICICI Bank’s priority sector lending was Rs. 674.88 billion, constituting about 87.5% of the target. At that date, the qualifying agriculture loans were Rs. 191.86 billion, constituting about 55.3% of the target. ICICI Bank’s loans to weaker sections were Rs. 48.63 billion, constituting about 25.2% of the target. See also “—Supervision and Regulation—Directed Lending—Priority Sector Lending”.

The following table sets forth ICICI Bank’s priority sector loans, classified by the type of borrower, at the last day of fiscal 2013.

	At March 31, 2013
	Amount				% of total priority sector lending	% of adjusted net bank credit
	(in billion, except percentages)
Agricultural sector(1)	Rs.	191.9	US$	3.5	28.4%	9.9%
Small enterprises(2)		279.8		5.2	41.5	14.5
Others including residential mortgage less than Rs. 2 million		203.2		3.7	30.1	10.6
Total	Rs.	674.9	US$	12.4	100.0%	35.0%

(1)	Includes direct agriculture lending of Rs. 134.0 billion constituting 6.9% of our adjusted net bank credit against the requirement of 13.5%.

(2)
Small enterprises include enterprises engaged in manufacturing/processing and whose investment in plant and machinery does not exceed Rs. 50 million and enterprises engaged in providing/rendering of services and whose investment in equipment does not exceed Rs. 20 million.

Export Credit

As part of directed lending, the Reserve Bank of India also requires banks to make loans to exporters at concessional rates of interest. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At least 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing to banks for an eligible portion of total outstanding export loans in rupees in line with the current Reserve Bank of India guidelines in India as amended from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 29, 2013 (the last Friday of March 2013), ICICI Bank’s export credit was Rs. 36.8 billion, which amounted to 1.9% of the Bank’s adjusted net bank credit.

Loan Pricing

As required by the Reserve Bank of India guidelines effective July 1, 2010, ICICI Bank prices its loans with reference to a base rate, called the ICICI Bank Base Rate. The Asset Liability Management Committee sets the ICICI Bank Base Rate based on ICICI Bank’s current cost of funds, likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for floating rate fresh approvals and renewal of rupee facilities are linked to the ICICI Bank Base Rate and comprise the ICICI Bank Base Rate, transaction-specific credit and other charges. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its base rate, except for certain categories of loans as may be specified by the Reserve Bank of India from time to time. ICICI Bank has set its base rate at 9.75% per annum payable monthly, effective April 23, 2012. As prescribed in the guidelines of the Reserve Bank of India, existing borrowers at July 1, 2010 have an option to migrate to the base rate mechanism. All loans approved before July 1, 2010, and where the borrowers choose not to migrate to the base rate mechanism, would continue to be based on the earlier benchmark rate regimes.

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

See also “—Supervision and Regulation—Reserve Bank of India Regulations—Loan Loss Provisions and Non-Performing Assets—Asset Classification”.

Restructured Loans

The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan (other than that classified as a commercial real estate exposure, a capital market exposure or a personal loan) can be restructured with asset classification benefits by the rescheduling of principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. We continue to classify these loans as restructured until they complete atleast one year of satisfactory payment in accordance with the restructured terms and revert to the normal level of standard asset provisions/risk weights for capital adequacy purposes. The diminution in the fair value of the loan, if any, measured in present value terms, is either written off or provision is made to the extent of the diminution involved. For restructured loans, provisions are made in accordance with the guidelines issued by the Reserve Bank of India, which require that the difference between the fair value of the loan before and after restructuring be provided for at the time of the restructuring. There are certain conditions stipulated by the Reserve Bank of India for continuing to classify a restructured standard loan as a standard asset. Similar guidelines apply to sub-standard and doubtful loans.

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

In May 2013, the Reserve Bank of India issued final guidelines on restructuring of loans. As per the guidelines, loans that are restructured (other than due to delay upto a specified period in the infrastructure sector and non-infrastructure sector) from April 1, 2015 onwards would be classified as non-performing. The general provision required on restructured standard accounts would be increased to 3.5% from March 31, 2014, and further to 4.25% from March 31, 2015 and 5.0% from March 31, 2016. General provisions on standard accounts restructured after June 1, 2013 would be at 5.0%. Further, banks are required to disclose the aggregate fund based credit facilities of borrowers whose loans were restructured. The guidelines also prescribe measures with respect to the terms of restructuring that may be approved for borrowers.

Up to March 31, 2012, the Reserve Bank of India required banks to separately disclose in their annual reports the aggregate value of all loans that were restructured during the year. The Reserve Bank of India through a notification issued on January 31, 2013 has mandated banks to disclose further details on accounts restructured in their annual reports. This includes disclosing accounts restructured on a cumulative basis excluding the standard restructured accounts which cease to attract higher provision and/or higher risk weight, the provisions made on restructured accounts under various categories and details of movement of restructured accounts. See “Supervision and Regulation—Reserve Bank of India Regulations—Loan Loss Provisions and Non-Performing Assets.”

Provisioning and Write-Offs

We make provisions in accordance with the Reserve Bank of India’s guidelines. The Reserve Bank of India guidelines do not specify the conditions under which assets may be written-off. The Bank has internal policies for writing-off non-performing loans against loan loss allowances. See also “Supervision and Regulation—Reserve Bank of India Regulations—Loan Loss Provisions and Non-Performing Assets—Provisioning and Write-offs”. The Reserve Bank of India guidelines on provisioning are as described below.

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

In May 2011, the Reserve Bank of India increased the provisioning requirement for restructured accounts classified as standard advances from 0.4% to 2.0% in the first two years from the date of restructuring. In accounts where there is a moratorium on payment of interest/principal after restructuring, the provisioning requirement for standard assets has been increased to 2.0% for the period covering the moratorium and two years thereafter. Similarly, restructured accounts classified as non-performing advances when upgraded to the standard category have a provisioning requirement of 2.0% in the first year from the date of upgradation. In November 2012, Reserve Bank of India increased the standard assets provisioning requirement on restructured loans from 2.00% to 2.75%.

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

For loans restructured after August 27, 2008, a provision equal to the difference between the fair value of the loan before and after restructuring is required to be made. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged on the loan on restructuring and the principal. Both sets of cash flows are discounted by the bank’s Benchmark Prime Lending Rate as on the date of restructuring plus the appropriate term premium (for the pre-restructuring tenor and the post-restructuring tenor) and credit risk premium for the borrower category on the date of restructuring. From June 30, 2010 the discount rate is computed as the sum of the ICICI Base Rate, the appropriate term premium and the credit risk premium for the borrower category on the date of restructuring.

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

Our Policy

ICICI Bank provides for non-performing corporate loans in line with the Reserve Bank of India guidelines. ICICI Bank provides for non-performing consumer loans at the borrower levels in accordance with provisioning policy of ICICI Bank, subject to minimum provision requirements set by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are fully provided for or written off. The Bank holds specific provisions against non-performing loans, general provisions against performing loans and floating provision taken over from the erstwhile Bank of Rajasthan upon amalgamation.

For restructured loans, provisions are made in accordance with the restructuring guidelines issued by the Reserve Bank of India. The Bank’s provisioning coverage ratio at year-end fiscal 2013 computed as per the Reserve Bank of India guidelines mentioned above was 76.8%.

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

From fiscal 2002, we rapidly grew our consumer loans and credit card receivables portfolio based on the untapped potential in residential mortgages and other retail credit products in the Indian market. These included credit cards and unsecured personal loans. The Indian retail credit market expanded rapidly from fiscal 2002 to fiscal 2007 driven by growth in household incomes, decline in interest rates and increased availability of retail credit. Since fiscal 2007, the retail credit market has slowed down significantly following increases in systemic interest rates and home prices, which reduced affordability for borrowers. During fiscal 2008 and fiscal 2009, we experienced an increase in non-performing loans in our consumer loans and credit card receivables portfolio. The primary reasons for this increase were the seasoning of the overall portfolio and the increase in defaults on the unsecured personal loans and credit card receivables due to challenges in collections and deterioration in the macroeconomic environment. While additions to gross non-performing assets in our retail portfolio remained at a high level in fiscal 2010, we experienced a sharp decline in net additions to gross retail non-performing loans from fiscal 2011, due to the measures initiated by the Bank to curb delinquencies and improve collection practices from the second half of fiscal 2009. These measures include strengthening loan eligibility requirements for retail loans, reducing emphasis on unsecured lending and realigning credit limits for certain credit card holders. The Bank improved its collection practices by integrating collections across products and using technology more efficiently. In addition, the Bank increased its customer-facing call center operations, its interactions through local dialects and regional languages and its use of early reminders of the amounts due by the borrowers. The Bank resolved disputed claims of certain delinquent borrowers through alternative dispute resolution techniques such as mediation and through centralization of certain legal processes.

Since fiscal 2012, the Indian economy has experienced a moderation in growth. Interest rates in the economy rose following tightening of monetary policy in response to high inflation. While inflation moderated and the central bank effected some reductions in policy rates, interest rates in general continue to be relatively high. The corporate sector has experienced a decline in sales and profit growth, and has also experienced elongation of working capital cycles and a high level of receivables. The Indian rupee has depreciated significantly vis-a-vis the U.S. dollar during this period. Further, corporate investment activity has been impacted by concerns over administrative clearances and issues around access to land and natural resources. For example, there have been concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies have found it difficult to access equity capital markets and several companies and sectors have relatively high leverage. Due to these and other factors, there has been an increase in the non-performing and restructured loans of Indian banks, including us. See also “Risk Factors—Risks Relating to Our Business—If we are not able to control the level of non-performing assets in our portfolio, our business will suffer” and “Business—Strategy”.

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

	At March 31,
	2009		2010		2011		2012		2013
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans & credit card receivables	Rs.	1,933	Rs.	3,704	Rs.	1,847	Rs.	164	Rs.	388	US$	7
Rupee		1,933		3,704		1,623		13		152		3
Foreign currency		-		-		224		151		236		4
Commercial(1)		77,666		65,534		27,256		52,553		66,919		1,228
Rupee		55,212		42,798		17,934		40,319		47,314		868
Foreign currency		22,454		22,736		9,322		12,234		19,605		360
Total restructured loans		79,599		69,238		29,104		52,717		67,307		1,235
Rupee		57,145		46,502		19,558		40,333		47,466		871
Foreign currency		22,454		22,736		9,546		12,385		19,841		364
Gross restructured loans(2)		79,599		69,238		29,104		52,717		67,307		1,235
Provision for loan losses		(1,736)		(2,758)		(940)		(4,642)		(5,294)		(97)
Net restructured loans	Rs.	77,863	Rs.	66,480	Rs.	28,164	Rs.	48, 075	Rs.	62,013	US$	1,138

Gross customer assets(2)	Rs.	2,892,808	Rs.	2,601,135	Rs.	3,108,740	R$	3,531,625	R$	4,001,517	US$	73,395
Net customer assets	Rs.	2,836,439	Rs.	2,536,941	Rs.	3,024,694	R$	3,443,817	R$	3,914,869	US$	71,806
Gross restructured loans as a percentage of gross customer assets		2.8%		2.7%		0.9%		1.5%		1.7%
Net restructured loans as a percentage of net customer assets		2.7%		2.6%		0.9%		1.4%		1.6%

(1)	Includes working capital finance.

(2)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank, net of write-offs.

(3)
Based on the Reserve bank of India guidelines effective fiscal 2013, entire borrower level outstanding of the restructured accounts are included. Accordingly, numbers for earlier years presented have also been re-classified.

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2009			2010			2011			2012			2013
	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		Amount		As a percentage of restructured loans
	(in millions, except percentages)
Services-non finance	Rs.	–	–%	Rs.	12,256	17.7%	Rs.	8,954	30.8%	Rs.	9,832	18.7%	Rs.	7,573	US$	139	11.2%
Drugs and pharmaceuticals		–	–		2,668	3.9		2,373	8.2		7,200	13.7		6,993		128	10.4
Road, port, telecom, urban development & other infrastructure		10,544	13.2		8,696	12.6		3,851	13.2		6,695	12.7		16,282		299	24.2
Chemicals & fertilizers		174	0.2		212	0.3		2,664	9.2		5,676	10.8		6,261		115	9.3
Services-finance		913	1.1		313	0.5		-	0.0		6,137	11.6		5,595		103	8.3
Power		16,059	20.2		16,993	24.5		554	1.9		2,648	5.0		3,828		70	5.7
Manufacturing products (excluding metals)		–	–		19	–		–	–		2,484	4.7		2,900		53	4.3
Wholesale/retail trade		–	–		–	–		–	–		2,177	4.1		1,588		29	2.4
Textiles		1,046	1.3		5,162	7.5		887	3.1		1,432	2.7		1,510		28	2.2
Food & beverages		916	1.2		2,998	4.3		1,929	6.6		2,069	3.9		720		13	1.1
Iron/steel & products		–	0.0		2,791	4.0		1,555	5.3		2,268	4.3		1,913		35	2.8
Electronics & engineering		1,417	1.8		1,216	1.8		393	1.4		457	0.9		3,642		67	5.4
Shipping		46	0.1		47	0.1		1,612	5.5		500	1.0		881		16	1.3
Cement		349	0.4		537	0.8		101	0.4		341	0.6		320		6	0.5
Automobile (including trucks)		5,870	7.4		5,271	7.6		37	0.1		19	–		–		–	–
Paper & paper products		–	–		367	0.5		–	–		–	–		–		–	–
Crude petroleum/ refining & petrochemicals		37,297	46.9		–	–		18	-		–	–		–		–	–
Metal & products (excluding iron & steel)		–	–		293	0.4		–	–		–	–		548		10	0.8
Retail finance		1,933	2.4		3,704	5.3		1,847	6.3		164	0.3		388		7	0.6
Others(1)		3,035	3.8		5,695	8.2		2,329	8.0		2,618	5.0		6,365		117	9.5
Gross restructured loans	Rs.	79,599	100.0	Rs.	69,238	100.0	Rs.	29,104	100.0	Rs.	52,717	100.0	Rs.	67,307	US$	1,235	100.0
Aggregate provision for loan losses		(1,736)			(2,758)			(940)			(4,642)			(5,294)		(97)
Net restructured loans	Rs.	77,863		Rs.	66,480		Rs.	28,164		Rs.	48,075		Rs.	62,013	US$	1,138

(1)	Others primarily include construction and real estate.

(2)
Based on the Reserve bank of India guidelines effective fiscal 2013, entire borrower level outstanding of the restructured accounts are included. Accordingly, numbers for earlier years presented have also been re-classified.

During fiscal 2013, loans amounting to Rs. 24.9 billion were restructured as compared to Rs. 38.8 billion in fiscal 2012. Since fiscal 2012, the Indian economy has experienced a moderation in growth. Interest rates in the economy rose following tightening of monetary policy in response to high inflation. While inflation moderated and the central bank effected some reductions in policy rates, interest rates in general continue to be relatively high. The corporate sector has experienced a decline in sales and profit growth, and has also experienced elongation of working capital cycles and a high level of receivables. The Indian rupee has depreciated significantly vis-a-vis the U.S. dollar during this period. Further, corporate investment activity has been impacted by concerns over administrative clearances and issues around access to land and natural resources. For example, there have been concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies have found it difficult to access equity capital markets and several companies and sectors have relatively high leverage. Due to these and other factors, there has been an increase in the non-performing and restructured loans of Indian banks, including us. Restructured loans to the roads, port, telecom, urban development & other infrastructure sector increased from Rs. 6.7 billion at year-end fiscal 2012 to Rs. 16.3 billion at year-end fiscal 2013 and to electronics & engineering sector increased from Rs. 0.5 billion at year-end fiscal 2012 to Rs. 3.6 billion at year-end fiscal 2013. After restructuring, based on the satisfactory performance of the borrower over a period of at least one year and after it reverts to the normal level of general provision for standard loans/risk weights for capital adequacy computations, the restructured account may be upgraded and removed from this category. During fiscal 2013, based on payment performance, the Bank upgraded certain borrower accounts with outstanding loans totaling Rs. 2.6 billion as compared to Rs. 9.0 billion during fiscal 2012. The gross restructured loans increased by 27.7% from Rs. 52.7 billion at year-end fiscal 2012 to Rs. 67.3 billion at year-end fiscal 2013, while the net restructured loans increased by 29.0% from Rs. 48.1 billion at year-end fiscal 2012 to Rs. 62.0 billion at year-end fiscal 2013. The net restructured loans were 1.6% of net customer assets at year-end fiscal 2013, compared to 1.4% at year-end fiscal 2012. At year-end fiscal 2013, the outstanding provision for diminution in fair value of restructured loans (including the provision for funded interest) was Rs. 5.3 billion compared to Rs. 4.6 billion at year-end fiscal 2012. See also “Risk Factors—Risks Relating to Our Business—The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business”. See also “Operating and Financial Review and Prospects—Provisions for Restructured Loans and Non-performing Assets”.

Non-Performing Assets

The following table sets forth, at the dates indicated, our gross non-performing rupee and foreign currency customer asset portfolio by business category.

	At March 31,
	2009		2010		2011		2012		2013
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans & credit card receivables(1)	Rs.	72,201	Rs.	69,462	Rs.	71,778	Rs.	67,356	Rs.	49,156	Rs.	902
Rupee		72,105		69,111		71,296		66,915		48,891		897
Foreign currency		96		351		482		441		265		5
Commercial(2)		27,188		35,923		39,641		39,673		57,914		1,062
Rupee		23,892		25,337		29,058		27,616		42,939		787
Foreign currency		3,296		10,586		10,583		12,057		14,975		275
Leasing and related activities		532		436		156		95		95		2
Rupee		532		436		156		95		95		2
Foreign currency		–		–		–		–		–		–
Total non-performing assets		99,921		105,821		111,575		107,124		107,165		1,966
Rupee		96,529		94,884		100,510		94,626		91,925		1,686
Foreign currency		3,392		10,937		11,065		12,498		15,240		280
Gross non-performing assets(3)(4)		99,921		105,821		111,575		107,124		107,165		1,966
Provision for loan losses		(52,580)		(59,083)		(79,501)		(79,875)		(78,016)		(1,431)
Net non-performing assets	Rs.	47,341	Rs.	46,738	Rs.	32,074	Rs.	27,249	Rs.	29,149	Rs.	535

Gross customer assets(3)	Rs.	2,892,808	Rs.	2,601,135	Rs.	3,108,740	Rs.	3,531,625	Rs.	4,001,517	Rs.	73,395
Net customer assets	Rs.	2,836,439	Rs.	2,536,941	Rs.	3,024,694	Rs.	3,443,817	Rs.	3,914,869	Rs.	71,806
Gross non-performing assets as a percentage of gross customer assets		3.5%		4.1%		3.6%		3.0%		2.7%

	At March 31,
	2009	2010	2011	2012	2013
	Amount	Amount	Amount	Amount	Amount	Amount
	(in millions, except percentages)
Net non-performing assets as a percentage of net customer assets	1.7%	1.8%	1.1%	0.8%	0.7%

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(2)	Includes working capital finance.

(3)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank, net of write-offs.

(4)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

The following table sets forth, for the periods indicated, our gross non-performing asset portfolio.(1)

Particulars	2009		2010		2011		2012		2013
	Rs. in million
A. Consumer loans & credit card receivables(2),(3)
Non-performing assets at the beginning of the fiscal year	Rs.	54,954	Rs.	72,201	Rs.	69,462	Rs.	71,778	Rs.	67,356
Addition: New non-performing assets during the year		35,481		55,834		18,535		18,604		9,927
Less:
Upgradations(4)		–		(4,176)		(5,817)		(4,927)		(3,995)
Recoveries (excluding recoveries made from upgraded accounts)		–		(20,371)		(9,785)		(11,461)		(8,793)
Write-offs		(18,234)		(34,026)		(617)		(6,638)		(15,339)
Non-performing assets at the end of the fiscal year	Rs.	72,201	Rs.	69,462	Rs.	71,778	Rs.	67,356	Rs.	49,156
B. Commercial(5)
Non-performing assets at the beginning of the fiscal year	Rs.	22,483	Rs.	27,188	Rs.	35,923	Rs.	39,641	Rs.	39,673
Addition: New non-performing assets during the year		16,451		18,717		14,561		17,183		28,992
Less:
Upgradations(4)		(2,967)		(2,480)		(1,765)		(3,485)		(4,083)
Recoveries (excluding recoveries made from upgraded accounts)		(6,822)		(6,511)		(7,806)		(7,995)		(3,947)
Write-offs		(1,957)		(991)		(1,272)		(5,671)		(2,721)
Non-performing assets at the end of the fiscal year	Rs.	27,188	Rs.	35,923	Rs.	39,641	Rs.	39,673	Rs.	57,914
C. Leasing and related activities
Non-performing assets at the beginning of the fiscal year	Rs.	526	Rs.	532	Rs.	436	Rs.	156	Rs.	95
Addition: New non-performing assets during the year		14		–		–		–		–
Less:
Upgradations(4)		–		(96)		–		–		–
Recoveries (excluding recoveries made from upgraded accounts)		(8)		–		(280)		(61)		–
Write-offs		–		–		–		–		–
Non-performing assets at the end of the fiscal year	Rs.	532	Rs.	436	Rs.	156	Rs.	95	Rs.	95
D. Total non-performing assets (A+B+C)
Non-performing assets at the beginning of the fiscal year	Rs.	77,963	Rs.	99,921	Rs.	105,821	Rs.	111,575	Rs.	107,124
Addition: New non-performing assets during the year		51,946		74,551		33,096		35,787		38,919
Less:
Upgradations(4)		(2,967)		(6,752)		(7,582)		(8,412)		(8,078)
Recoveries (excluding recoveries made from upgraded accounts)		(6,830)		(26,882)		(17,871)		(19,517)		(12,740)
Write-offs		(20,191)		(35,017)		(1,889)		(12,309)		(18,060)

Particulars	2009		2010		2011		2012		2013
	Rs. in million
Non-performing assets at the end of the fiscal year(5)	Rs.	99,921	Rs.	105,821	Rs.	111,575	Rs.	107,124	Rs.	107,165

(1)	Includes loans identified as impaired in accordance with guidelines issued by regulators of the respective subsidiaries.

(2)
For “Consumer loans” in fiscal 2009, the difference between the opening and closing balances of non-performing assets is included in addition to gross non-performing assets on a net basis, except with respect to accounts written-off during the year, which are included in the “Write-offs” row. From fiscal year-end 2010 onwards, for “Consumer loans”, the difference between the opening and closing balances has been further bifurcated into additions, upgradations and recoveries made during the year. For “Credit card receivables” in all years displayed, the difference between the opening and closing balances of non-performing assets is included in additions to gross non-performing assets on a net basis, except with respect to accounts written-off during the year, which are included in the “Write-offs” row.

(3)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(4)	Represents accounts that were previously classified as non-performing but have been upgraded to performing.

(5)	Includes working capital finance.

Gross additions to non-performing assets in fiscal 2013 were higher at Rs. 38.9 billion as compared to Rs. 35.8 billion in fiscal 2012. During fiscal 2013, we upgraded non-performing assets amounting to Rs. 8.1 billion and made recoveries against non-performing assets amounting to Rs. 12.6 billion. During fiscal 2013, loans amounting to Rs. 18.1 billion were written-off as compared to Rs. 12.3 billion in fiscal 2012. As a result, gross non-performing assets increased marginally from Rs. 107.1 billion at year-end fiscal 2012 to Rs. 107.2 billion at year-end fiscal 2013.

We experienced an increase in non-performing assets in our consumer loans portfolio in fiscal 2009 due to the seasoning of the portfolio and a higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and the impact of the adverse macroeconomic environments. While additions to gross non-performing assets in our consumer loans remained high in fiscal 2010, we experienced a sharp decline in additions to gross non-performing consumer loans since fiscal 2011, due to the measures initiated by the Bank to curb delinquencies and improved collection practices. See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets”. Gross additions to non-performing consumer loans, which were Rs. 55.8 billion in fiscal 2010, declined sharply to Rs. 18.5 billion during fiscal 2011, Rs. 18.6 billion in fiscal 2012 and Rs. 9.9 billion during fiscal 2013. Gross additions to non-performing commercial loans increased from Rs. 17.2 billion in fiscal 2012 to Rs. 29.0 billion in fiscal 2013. Non-performing loans in the banking system in India increased during fiscal 2012 and fiscal 2013. Since fiscal 2012, the Indian economy has experienced a moderation in growth. Interest rates in the economy rose following tightening of monetary policy in response to high inflation. While inflation moderated and the central bank effected some reductions in policy rates, interest rates in general continue to be relatively high. The corporate sector has experienced a decline in sales and profit growth, and has also experienced elongation of working capital cycles and a high level of receivables. The Indian rupee has depreciated significantly vis-a-vis the U.S. dollar during this period. Further, corporate investment activity has been impacted by concerns over administrative clearances and issues around access to land and natural resources. For example, there have been concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies have found it difficult to access equity capital markets and several companies and sectors have relatively high leverage. Due to these and other factors, there has been an increase in the non-performing and restructured loans of Indian banks, including us. The increase in gross non-performing assets for services – non finance is mainly on account of recognition of loans to a media company as non-performing during fiscal 2013.

As a percentage of net customer assets, net non-performing assets were 0.7% at year-end fiscal 2013 compared to 0.8% at year-end fiscal 2012.

The following table sets forth, at the dates indicated, gross (net of write-offs) non-performing assets by borrowers’ industry or economic activity and as a percentage of total non-performing assets.

	At March 31,
	2009			2010			2011			2012			2013
	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		Amount		As a percentage of non-performing assets
	(in millions, except percentages)
Retail finance(1)	Rs.	85,752	85.8%	Rs.	81,363	76.9%	Rs.	83,691	75.0%	Rs.	78,790	73.6%	Rs.	59,786	US$	1,097	55.8%
Road, ports, telecom, urban development & other infrastructure		–	–		77	0.1		73	0.1		146	0.1		142		3	0.1
Services—non finance		684	0.7		575	0.5		804	0.7		398	0.4		9,144		168	8.5
Power		108	0.1		2	–		18	–		92	0.1		91		2	0.1
Iron/steel and products		351	0.4		1,563	1.5		102	0.1		913	0.9		1,993		37	1.9
Services—finance		199	0.2		2,735	2.6		1,213	1.1		1,265	1.2		1		–	–
Crude petroleum/refining and petrochemicals		213	0.2		233	0.2		18	–		2,819	2.6		2,467		45	2.3
Mining		21	–		581	0.5		–	–		611	0.6		804		15	0.8
Construction		80	0.1		297	0.3		703	0.6		893	0.8		2,237		41	2.1
Food and beverages		826	0.8		3,929	3.7		4,240	3.8		4,045	3.8		4,595		84	4.3
Cement		–	–		–	–		359	0.3		–	–		–		–	–
Electronics and engineering		527	0.5		430	0.4		334	0.3		1,805	1.7		3,025		55	2.8
Wholesale/retail trade		2,338	2.3		2,503	2.4		2,697	2.4		1,152	1.1		4,165		76	3.9
Shipping		1,010	1.0		13	–		1,173	1.1		448	0.4		376		7	0.4
Metal & products (excluding iron & steel)		301	0.3		736	0.7		1,334	1.2		1,366	1.3		1,336		25	1.2
Chemicals & fertilizers		1,832	1.8		2,042	1.9		1,830	1.6		1,515	1.4		1,772		33	1.7
Other Industries(2)		5,679	5.8		8,742	8.3		12,986	11.7		10,866	10.0		15,231		278	14.1
Gross non-performing assets	Rs.	99,921	100.0%	Rs.	105,821	100.0%	Rs.	111,575	100.0%	Rs.	107,124	100.0%	Rs.	107,165	US$	1,966	100.0%
Aggregate provision for loan losses		(52,580)			(59,083)			(79,501)			(79,875)			(78,016)		(1,431)
Net non-performing assets	Rs.	47,341		Rs.	46,738		Rs.	32,074		Rs.	27,249		Rs.	29,149	US$	535

(1)	Includes home loans, commercial business loans, rural loans, automobile loans, business banking, credit cards, personal loans, loans against securities and dealer financing portfolio.

(2)	Other industries primarily include developer financing portfolio, automobiles, manufacturing products (excluding metal), textile, drugs and pharmaceuticals, gems and jewellery and FMCG.

(3)
From March 31, 2013, we have changed the classification of the domestic loan portfolio to better reflect the nature of the underlying loans. Accordingly, our loan portfolio for earlier years presented is also reclassified.

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

Our strategy for resolution of non-performing assets includes sales of financial assets to asset reconstruction companies in exchange for receipt of securities in the form of pass-through instruments issued by asset reconstruction companies, wherein payments to holders of the securities are based on the actual realized cash flows from the transferred assets. Under Indian GAAP, these instruments are valued at the net asset values as declared by the asset reconstruction companies in accordance with the Reserve Bank of India guidelines. Under U.S. GAAP, the assets we sell in exchange for security receipts are not accounted for as sales either because transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing”, or transfers qualify for sale accounting but were impacted by FASB ASC Subtopic 810-10, “Consolidation – overall”, whereby, because the Bank is the ‘primary beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities. These assets are considered restructured assets under U.S. GAAP. See also “Supervision and Regulation—Reserve Bank of India Regulations—Regulations relating to Sale of Assets to Asset Reconstruction Companies”. In fiscal 2011, we sold fully written off credit card receivables. During fiscal 2012, we sold Rs. 0.04 billion of our net non-performing assets to asset reconstruction companies. During fiscal 2013, we sold Rs. 0.08 billion of our net non-performing assets to asset reconstruction companies. At year-end fiscal 2013, we had an outstanding net investment of Rs. 11.5 billion in security receipts issued by asset reconstruction companies in relation to sales of our non-performing assets.

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

Provision for Loan Losses

The following table sets forth, at the periods indicated, the provisions for our non-performing asset portfolio.(1)

	At March 31,
	2009		2010		2011		2012		2013
	Rs. in millions
A. Consumer loans & credit card receivables (2),(3)
Aggregate provision for loan losses at the beginning of the year	Rs.	31,003	Rs.	40,674	Rs.	42,087	Rs.	56,507	Rs.	56,928
Add: Provision made during the year		30,924		36,028		19,696		13,839		7,630
Less: Provision utilized for write-off		(21,253)		(33,470)		(617)		(6,638)		(15,339)
Less: Write-back of excess provision		–		(1,145)		(4,659)		(6,780)		(6,577)
Aggregate provision for loan losses at the end of the year	Rs.	40,674	Rs.	42,087	Rs.	56,507	Rs.	56,928	Rs.	42,642
B. Commercial (4)
Aggregate provision for loan losses at the beginning of the year	Rs.	9,373	Rs.	11,654	Rs.	16,834	Rs.	22,838	Rs.	22,852
Add: Provision made during the year		5,155		8,617		9,466		8,548		16,658
Less: Provision utilized for write-off		(1,965)		(636)		(759)		(4,930)		(1,996)
Less: Write-back of excess provision		(909)		(2,801)		(2,703)		(3,604)		(2,235)
Aggregate provision for loan losses at the end of the year	Rs.	11,654	Rs.	16,834	Rs.	22,838	Rs.	22,852	Rs.	35,279
C. Leasing and related activities
Aggregate provision for loan losses at the beginning of the year	Rs.	198	Rs.	252	Rs.	162	Rs.	156	Rs.	95
Add: Provision made during the year		54		–		80		–		–
Less: Provision utilized for write-off		–		–		–		–		–
Less: Write-back of excess provision		(0)		(90)		(86)		(61)		–
Aggregate provision for loan losses at the end of the year	Rs.	252	Rs.	162	Rs.	156	Rs.	95	Rs.	95

	At March 31,
	2009		2010		2011		2012		2013
	Rs. in millions
C. Leasing and related activities
Aggregate provision for loan losses at the beginning of the year	Rs.	198	Rs.	252	Rs.	162	Rs.	156	Rs.	95
Add: Provision made during the year		54		–		80		–		–
Less: Provision utilized for write-off		–		–		–		–		–
Less: Write-back of excess provision		(0)		(90)		(86)		(61)		–
Aggregate provision for loan losses at the end of the year	Rs.	252	Rs.	162	Rs.	156	Rs.	95	Rs.	95
D. Total provision (A+B+C)
Aggregate provision for loan losses at the beginning of the year	Rs.	40,574	Rs.	52,580	Rs.	59,083	Rs.	79,501	Rs.	79,875
Add: Provision made during the year		36,133		44,645		29,242		22,387		24,288
Less: Provision utilized for write-off		(23,218)		(34,106)		(1,376)		(11,568)		(17,335)
Less: Write-back of excess provision		(909)		(4,036)		(7,448)		(10,445)		(8,812)
Aggregate provision for loan losses at the end of the year	Rs.	52,580	Rs.	59,083	Rs.	79,501	Rs.	79,875	Rs.	78,016

(1)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

(2)
For “Consumer loans” in fiscal 2009, the difference between the opening and closing balances of aggregate provision for loan losses is included in “Add: Provision made during the year” on a net basis, except with respect to accounts written-off during the year, which are included in the “Less: Provision utilized for write-off” row. From fiscal year-end 2010 onwards, for “Consumer loans”, the difference between the opening and closing balances has been further bifurcated into additions, write-offs and writeback of excess provision made during the year. For “Credit card receivables” in all years displayed, the difference between the opening and closing balances of aggregate provision for loan losses is included in “Add: Provision made during the year” on a net basis, except with respect to accounts written-off during the year, which are included in the “Less: Provision utilized for write-off” row.

(3)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(4)	Includes working capital finance.

During fiscal 2013, provision for non-performing assets, net of write-back of excess provisions, increased from Rs. 11.9 billion in fiscal 2012 to Rs. 15.5 billion in fiscal 2013. The provision, net of write-back of excess provisions on commercial loans increased from Rs. 4.9 billion in fiscal 2012 to Rs. 14.4 billion in fiscal 2013, primarily on account of an increase in provisions on the loans to small & medium enterprises and corporate loans.

Between fiscal 2008 and fiscal 2010 we experienced an increase in non-performing consumer loans due to the seasoning of the portfolio and a higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and the impact of the adverse macroeconomic environments. We experienced a sharp decline in additions to gross non-performing consumer loans since fiscal 2011, due to the measures initiated by the Bank to curb delinquencies and improved collection practices. This resulted in a decline in provisions, net of write-back of excess provisions, against non-performing consumer loans from Rs. 7.1 billion in fiscal 2012 to Rs. 1.1 billion in fiscal 2013. See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets” and “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Restructured Loans”.

Potential problem loans

When management has doubts as to a borrower’s ability to comply with loans’ repayment terms, the Bank considers these loans as potential problem loans. At year-end fiscal 2013, the Bank had Rs. 52.1 billion in potential problem loans, which were not classified as non-performing or restructured assets. We closely monitor these loans and the borrowers of these loans for compliance with the loan repayment terms. We also similarly monitor past-due loans and below-investment grade loans, as discussed in Schedule 18B of the consolidated financial statements.

Subsidiaries, Associates and Joint Ventures

The following table sets forth certain information relating to our subsidiaries, associates and joint ventures at year-end fiscal 2013.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
			(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private Equity/ venture capital fund management	100.00%	Rs.	1,304	Rs.	1,862	Rs.	2,802
ICICI Securities Primary Dealership Limited	February 1993	Securities investment, trading and underwriting	100.00%		8,302		6,791		107,417
ICICI Prudential Asset Management Company Limited	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%		3,892		1,863		3,373
ICICI Prudential Trust Limited	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%		6		12		19
ICICI Securities Limited	March 1995	Securities broking & merchant banking	100.00%		7,378		3,268		9,085
TCW/ICICI Investment Partners Limited(4) (earlier known as TCW/ICICI Investment Partners LLC)	April 1995	Asset management	50.00%		-		-		-
ICICI International Limited	January 1996	Asset management	100.00%		41		90		95
ICICI Bank Eurasia LLC	May 1998	Banking	100.00%		1,093		3,609		13,282
ICICI Trusteeship Services Limited	April 1999	Trusteeship services	100.00%		1		4		4
ICICI Home Finance Company Limited	May 1999	Housing finance	100.00%		9,301		14,646		72,025
ICICI Investment Management Company Limited	March 2000	Asset management	100.00%		59		152		168
ICICI Securities Holdings Inc.	June 2000	Holding company	100.00%		7		601		601
ICICI Securities Inc.	June 2000	Securities broking	100.00%		28		33		100
ICICI Prudential Life Insurance Company Limited	July 2000	Life insurance	73.85%		201,588		39,649		752,244
ICICI Lombard General Insurance Company Limited	October 2000	General insurance	73.37%		74,572		18,348		118,687
ICICI Bank UK PLC	February 2003	Banking	100.00%		9,487		33,775		194,737
ICICI Bank Canada	September 2003	Banking	100.00%		11,646		54,742		286,968
ICICI Prudential Pension Fund Management Company Limited(s)(5)	April 2009	Pension fund management	100.00%		17		268		278

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital, share application money and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4)
The entity has been consolidated as per the proportionate consolidation method as prescribed by AS 27 on ‘Financial Reporting of Interests in Joint Ventures’. The entity is in the process of liquidation.

(5)	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

The following table sets forth certain information on other significant entities whose results were included in the consolidated financial statements under Indian GAAP at year-end fiscal 2013.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total Assets(3)
			(in millions, except percentages)
Mewar Aanchalik Gramin Bank(4)	January 1983	Banking	35.00%	Rs.	614	Rs.	195	Rs.	6,474
ICICI Kinfra Limited	January 1996	Infrastructure development consultancy	76.00%		6		10		19
ICICI Equity Fund	March 2000	Unregistered venture capital fund	100.00%		5		681		683
ICICI Eco-net Internet & Technology Fund	October 2000	Venture capital fund	92.12%		6		145		147
ICICI Emerging Sectors Fund	March 2002	Venture capital fund	99.31%		39		423		437
ICICI Strategic Investments Fund	February 2003	Unregistered venture capital fund	100.00%		24		1,014		1,014
I-Ven Biotech Limited	December 2003	Investment in research and development of biotechnology	100.00%		22		258		258
I-Process Services (India) Private Limited(4)	April 2005	Services related to back end operations	19.00%		1,048		(8)		164
ICICI Venture Value Fund	June 2005	Unregistered venture capital fund	54.35%		0		0		0
Financial Inclusion Network and Operations Limited(4)	June 2006	Support services for financial inclusion	27.25%		3,064		2,728		4,174
NIIT Institute of Finance, Banking and Insurance Training Limited(4)	June 2006	Education and training in banking and finance	18.79%		399		(33)		125
Rainbow Fund(4)	March 2008	Unregistered venture capital fund	23.98%		2		0		0
ICICI Merchant Services Private Limited(4)	July 2009	Merchant servicing	19.00%		1,240		733		3,875
India Infradebt Limited(4)	October 2012	Infrastructure finance	31.00%		84		3,080		3,081

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus.

(3)	Total assets represent fixed assets, advances, and investments and gross current assets (including cash and bank balances).

(4)	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘accounting for investments in associates in consolidated financial statements’.

At year-end fiscal 2013, all of our subsidiaries and joint ventures were incorporated in India, except the following seven companies:

•	ICICI Securities Holdings Inc., incorporated in the United States;

•	ICICI Securities Inc., incorporated in the United States;

•	ICICI Bank UK PLC (formerly ICICI Bank UK Limited), incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI Bank Eurasia Limited Liability Company, incorporated in Russia;

•	ICICI International Limited, incorporated in Mauritius; and

•	TCW/ICICI Investment Partners Limited, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities’ Limited’s financial statements. ICICI International Limited holds a 50.0% stake in TCW/ICICI Investment Partners Limited.

Technology

We continue to endeavor to be at the forefront of usage of technology in the financial services sector. We strive to use information technology as a strategic tool for our business operations, to gain a competitive advantage and to improve our overall productivity and efficiency. Our technology initiatives are aimed at enhancing value, offering customers greater convenience and improved service levels while optimizing costs. Our focus on technology emphasizes:

•	Electronic and online channels to:

o	offer easy access to our products and services;

o	reduce distribution and transaction costs;

o	new customer acquisition;

o	enhance existing customer relationships; and

o	reduce time to market.

•	The application of information systems for:

o	operational efficiency;

o	effective marketing;

o	monitoring and controlling risks;

o	identifying, assessing and capitalizing on market opportunities; and

o	assisting in offering improved products and services to customers.

o	We also seek to leverage our domestic technology capabilities in our international operations.

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

Electronic and Online Channels

We use a combination of physical and electronic delivery channels to maximize customer choice and convenience, which has helped to differentiate our products in the marketplace. Our branch banking software is flexible and scalable and integrates seamlessly with our electronic delivery channels. At March 2013, we had 10,481 automated teller machines across India. Our automated teller machines have additional features such as instant fund transfer, bill payment and insurance premium payment. We offer a number of online banking services to our customers for both corporate and retail products and services. Our call centers across locations at Thane and Hyderabad are operational around the clock and are equipped with multiple leading edge systems such as interactive voice response systems, automatic call distribution, computer telephony integration and voice recorders. We seek to use the latest technology in these call centers to provide an integrated customer view to the call center agents to get a complete overview of the customer’s relationship with us. The database enables customer segmentation and assists the call agent in identifying and executing cross-selling opportunities. In fiscal 2013, we launched a banking application on Facebook allowing customers to access their account details, view account statements and place service requests.

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

Operations Relating to Commercial Banking for Corporate Customers

Our corporate banking back office operations are centralized and we have a business process management solution to automate our activities in the areas of trade services and general banking operations. Through integration of the work flow system with the imaging and document management system, we have achieved substantial savings and practically eliminated the use of paper for these processes.

We have centralized the processing systems of treasuries of all our overseas branches and banking subsidiaries. As a result, the processing of transactions as well as the applications used for deal entry are now centrally located and maintained in India.

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

Commercial Banking Products and Services for Retail Customers

In the retail markets, competition is primarily from foreign and Indian commercial banks and housing finance companies. Foreign banks have product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller branch network than Indian commercial banks. Foreign banks in aggregate had only 307 branches in India at June 30, 2012. Indian public sector banks have wide distribution networks but generally relatively less strong technology and marketing capabilities while private sector banks have a relatively smaller branch network but stronger technology capabilities. With the implementation of technology-based core banking solutions, public sector banks have become more competitive in selling products and services to retail customers. In addition some specialized non-bank finance companies have increased market share in certain segments of retail banking products. We seek to compete in this market through a full product portfolio and effective distribution channels, which include branches, agents, robust credit processes and collection mechanisms, experienced professionals and superior technology.

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

Commercial Banking Products and Services for Agricultural and Rural Customers

In our commercial banking operations for agricultural and rural customers, we face competition from public sector banks that have large branch networks in rural India. Other private sector banks and non-banking finance companies also provide products and services in rural India. We also face competition from specialized players such as rural finance institutions and non-banking finance companies. We seek to compete in this business based on our product strategy and multiple channels.

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

Insurance and Asset Management

Our insurance and asset management joint ventures face competition from existing dominant public sector players as well as new private sector players. We believe that the key competitive strength of our insurance joint ventures is the combination of our experience in the Indian financial services industry with the global experience and skills of our joint venture partners. We believe that ICICI Prudential Life Insurance Company, ICICI Lombard

General Insurance Company and ICICI Prudential Asset Management Company have built strong product, distribution and risk management capabilities, achieving market leadership positions in their respective businesses. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Prudential Life Insurance Company had a retail market share of about 7.0% in new business written (on a retail weighted received premium basis) during fiscal 2013. ICICI Lombard General Insurance Company had a market share of about 9.5% in gross written premiums during fiscal 2013 (excluding premium on the motor third party insurance pool). See also “Business—Insurance”. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was among the top three mutual funds in India in terms of average funds under management.

Employees

At year-end fiscal 2013, we had 85,217 employees, including sales executives, employees on fixed term contracts and interns, compared to 81,254 employees at year-end fiscal 2012 and 79,978 employees at year-end fiscal 2011. Of these, 62,065 employees were employed by ICICI Bank at year-end fiscal 2013, an increase from 58,276 at year-end fiscal 2012. Of our 85,217 employees at year-end fiscal 2013, approximately 34,341 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

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

ICICI Bank has an employee stock option scheme to encourage and retain high-performing employees. Pursuant to the employee stock option scheme up to 10.0% of the aggregate of our issued equity shares at the time of grant of the stock options can be allocated under the employee stock option scheme. The stock options entitle eligible employees to apply for equity shares. The grant of stock options is approved by ICICI Bank’s board of directors on the recommendation of the Board Governance, Remuneration and Nomination Committee. The eligibility of each employee is determined based on an evaluation including the employee’s work performance, technical knowledge and leadership qualities. See also “Management—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme”.

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

In addition to basic compensation, employees of ICICI Bank are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time, which was specified at 8.50% for fiscal 2013. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. ICICI Bank has also set up a superannuation fund to which it contributes defined amounts. The employees have been given an option to opt out of the superannuation fund and in such cases the defined amounts are paid as part of monthly salary. In addition, ICICI Bank contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

The following table sets forth, at the dates indicated, the number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities.

	At March 31,
	2011			2012			2013
	Number		% of total	Number		% of total	Number		% of total
ICICI Bank Limited	56,969		71.2	58,276		71.7	62,065		72.8
ICICI Prudential Life Insurance Company Limited	13,393		16.8	13,608		16.8	12,841		15.1
ICICI Lombard General Insurance Company Limited	4,264		5.3	4,153		5.1	4,532		5.3
ICICI Home Finance Company Limited	360	(2)	0.4	363	(3)	0.4	399	(3)	0.5
ICICI Prudential Asset Management Company Limited	857		1.1	698		0.9	648		0.8
ICICI Securities Limited	3,462		4.3	3,481		4.3	4,100		4.8
ICICI Securities Primary Dealership Limited	72		0.1	73		0.1	73		0.1
Others	601		0.8	602		0.7	559		0.7
Total number of employees(1)	79,978		100.0	81,254		100.0	85,217		100.0

(1)	Includes interns, sales executives and employees on fixed-term contract totaling 2,071 at year-end fiscal 2013, 2,241 at year-end fiscal 2012 and 2,033 at year-end fiscal 2011.

(2)	Including 260 employees deputed from ICICI Bank.

(3)	All employees are deputed from ICICI Bank.

Properties

Our registered office is located at Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal network consisting of 3,100 branches and 10,481 ATMs at year-end fiscal 2013 in India. At June 30, 2013, ICICI Bank had a network of 3,350 branches in India. These facilities are located throughout India. In addition to the branches, extension counters and ATMs, ICICI Bank has 39 controlling/administrative offices including the registered office at Vadodara and the corporate headquarters at Mumbai, and 49 regional processing centers and three central processing centers, two located in Mumbai and one in Hyderabad. We have branches in Bahrain, Dubai International Financial Centre, Hong Kong, Qatar financial centre, Singapore, Sri Lanka and the United States and representative offices in the United Arab Emirates, Bangladesh, China, Indonesia, Malaysia, South Africa and Thailand. ICICI Bank also provides residential facilities to employees. At year-end fiscal 2013, ICICI Bank had 829 apartments for its employees.

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

•	In May 2012, the Reserve Bank of India imposed a penalty of Rs. 0.07 million on the Bank in connection with an operational error regarding the sale of government securities on behalf of a customer.

•	In May 2012, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on ICICI Securities Primary Dealership in connection with an operational error regarding the sale of government securities.

•	In October 2012, the Reserve Bank of India imposed a penalty of Rs. 3.0 million on ICICI Bank for non-complaince with the Know Your Customer directions issued by Reserve Bank of India.

•
In December 2012, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on ICICI Securities Primary Dealership in connection with an operational error regarding the sale of government securities.

•
In June 2013, the Reserve Bank of India imposed a penalty of Rs. 10.0 million on ICICI Bank, alongwith penalties on other banks in India, pursuant to its investigation following a sting operation by a news website on branches of Indian banks and insurance companies.

See also “Risk Factors— “We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity” and “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

At year-end fiscal 2013, our contingent tax liability was assessed at an aggregate of Rs. 41.1 billion, mainly pertaining to income tax, service tax and sales tax/value added tax demands by the government of India’s tax authorities for past years. We have appealed each of these tax demands. The tax related inquiries are not included in contingent liabilities as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in our own and other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at year-end fiscal 2013. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us.

Of the contingent tax liability of Rs. 41.1 billion:

•
Rs. 2.5 billion relates to sales tax/value added tax assessment. The disputed issues mainly pertain to tax on interstate/import leases by various state government authorities in respect of lease transactions entered into by the Bank, value added tax imposed on the sale of repossessed assets and bullion-related matters whereby we are relying on a favorable decision in our own/other precedent cases and opinions from counsel.

•
Rs. 2.7 billion is in respect of service tax matters mainly with regard to the demands issued along-with interest and penalty by the service tax authorities. Of the total demand, Rs. 1.1 billion pertains to venture capital funds in respect of retention of contribution received by the fund, treated as fees received in lieu of management services rendered by them and Rs. 1.4 billion pertains to life insurance company for levy of service tax on receipt of surrender/foreclosure charges under unit linked insurance plans/life insurance plans. The balance of Rs. 0.2 billion pertains to other ICICI Bank entities.

•
Rs. 35.9 billion relates to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to income tax, and interest tax, where we are relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are detailed below:

•
Rs. 11.4 billion relates to whether interest expenses can be attributed to earning tax-exempt dividend income. We believe that no interest can be allocated thereto as there are no borrowings earmarked for investment in shares/tax free bonds and our interest free funds are sufficient to cover investments in the underlying shares tax free securities. The Bank has relied on the favorable opinion from counsel and decisions in similar cases.

•
Rs. 7.4 billion relates to the disallowance of marked-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Bank has relied on the favorable opinion from counsel and favorable appellate decisions in similar cases, which had allowed the deduction of marked-to-market losses from business income.

•
Rs. 5.3 billion relates to the disallowance of depreciation claims on leased assets by the tax authorities, who believe the lease transactions should be treated as loan transactions. The Bank has relied on a favorable opinion from counsel and favorable appellate decisions in the Bank’s own case and other similar cases.

•
Rs. 2.7 billion relates to taxability of amounts withdrawn from the special reserve. ICICI had maintained two special reserve accounts, which includes special reserve created up to assessment year 1997-98. Withdrawals from the account were assessed as taxable by the tax authorities for the assessment years 1998-99 to 2000-01. We have received a favorable order in respect of the assessment year 1998-1999 and 1999-2000 but the income tax department has appealed against the favorable orders.

•
Rs. 2.0 billion relates to double taxation of income of two of our venture capital funds. The assessing officer has taxed the income received by the venture capital funds by treating the venture fund as an “association of persons” resulting in double taxation of income both in the hands of venture capital funds and beneficiaries. The venture capital funds have obtained relief from the Commissioner of Income Tax (Appeals) but the tax authorities have challenged the relief order before the higher appellate authority.

Based on judicial precedents in our own and other cases, and upon consultation with tax counsel, management believes that it is more likely than not that our tax position will be sustained. Accordingly, no provision has been made in the accounts.

The above contingent liability does not include Rs. 24.3 billion pertaining to the deduction of bad debts and levy of penalties which are pending before appellate authorities, as these liabilities are considered remote, since they are covered by Supreme Court (the highest court in India) decisions in other cases and therefore not required to be disclosed as contingent liability.

A number of litigations and claims against ICICI Bank and its directors are pending in various forums. The claims on ICICI Bank mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Bank is also subject to counterclaims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of the inherent unpredictability of litigation and for cases where the claim amount sought is substantial, the actual cost of resolving litigations may be substantially different from the provision held.

ICICI Bank held a total provision of Rs. 405 million at year-end fiscal 2013 for 497 cases with claims totaling approximately Rs. 1,059 million, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At year-end fiscal 2013, such claims amounted to a total of Rs. 14,302 million relating to 103 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases. However, in one matter where the claim was Rs. 12,410 million, the Bank had estimated possible liability of Rs. 140 million and Rs. 12,270 million was considered as remote. Hence, Rs. 140 million was considered as the contingent liability for this matter. Accordingly, at year-end fiscal 2013, total contingent liability of the Bank was Rs. 2,032 million.

For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in lawsuits against ICICI Bank. There were 220 such cases at year-end fiscal 2013.

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

At year-end fiscal 2013, there were 65 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more, with an aggregate amount of approximately Rs. 50.1 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are litigations where the amounts claimed are Rs. 1.0 billion or higher:

•
Sanghi Spinners India Limited was sanctioned various foreign currency loans between 1994 and 2002. The loans were secured by way of movable and immovable properties of Sanghi Spinners India Limited. Subsequently, ICICI Bank assigned its loans to Sanghi Spinners India Limited to Asset Reconstruction Company (India) Limited. After assignment of the debt, Asset Reconstruction Company (India) Limited revoked the restructuring package which was sanctioned to Sanghi Spinners India Limited in 2005 and initiated recovery proceedings. Sanghi Spinners India Limited filed a suit before the Bombay High Court alleging that there were delays in releasing the sanctioned facilities leading to heavy costs and losses in completing one of its projects. Sanghi Spinners India Limited also contended that the assignment of the debt to Asset Reconstruction Company (India) Limited was done without its company’s consent and that the account was classified as a non-performing asset in violation of the Reserve Bank of India guidelines. Sanghi Spinners India Limited has in this suit claimed damages of Rs. 26.7 billion (along with interest) from, among others, Asset Reconstruction Company (India) Limited and ICICI Bank. ICICI Bank has filed its written statement in the suit and has also preferred a notice of motion for dismissal of the suit as against ICICI Bank, on the grounds of limitation, among others.

•
On October 19, 2011 the revenue intelligence wing of the Government of Rajasthan sought information on the immoveable properties transferred from Bank of Rajasthan to ICICI Bank pursuant to the merger of the Bank of Rajasthan with ICICI Bank. We provided the required information to the revenue intelligence wing. On November 9, 2011, ICICI Bank received a notice demanding payment of stamp duty and registration fees of Rs. 12.4 billion with regard to the merger without providing any details of how the demand had been computed. ICICI Bank duly responded to the notice by denying the liability on the basis that the merger was approved by Reserve Bank of India by an order under the Banking Regulation Act, 1949 and there was no provision in the Rajasthan Stamp Act for payment of stamp duty on such order or any requirement for registration thereof. The Additional Collector (Stamps), Jaipur, issued a prosecution notice to ICICI Bank on March 14, 2012 for non payment of stamp duty and non-registration of documents in relation to the immovable properties belonging to Bank of Rajasthan that had been transferred to ICICI Bank as a result of the merger. ICICI Bank sought an opinion from a legal counsel which confirmed that the order under the Banking Regulation Act, 1949 is not required to be stamped. ICICI Bank has filed a writ petition in the High Court of Jaipur challenging the demand notice and the notice for prosecution.

•
On October 4, 2011, the New York Branch of ICICI Bank was served with a restraining notice and information subpoena by a New York District Court seeking information about Indiabulls Financial Services Limited with instructions to freeze and surrender their assets pursuant to a dispute between Amaprop Limited and Indiabulls Financial Services Limited. While ICICI Bank fully responded to the information subpoena, it indicated that it would not be able to freeze and surrender any assets of a client located in India in the absence of a court order from an Indian Court as such actions would conflict with the requirements of applicable Indian laws. Thereafter, ICICI Bank was served a show-cause notice requesting that ICICI Bank pay Amaprop the amount of funds transferred by Indiabulls Financial Services Limited and damages of up to US$49 million. In its response submitted in January 2012, ICICI Bank, submitted that its actions were in compliance with applicable laws of India and New York at all times. The matter was heard by the United States District Court, Southern District of New York and an order dated February 16, 2012 held the show cause notice to be valid and enforceable in respect of all funds and assets of Indiabulls Financial Services Limited held in India or elsewhere. The court order further directed ICICI Bank to freeze all accounts and deposits of Indiabulls Financial Services Limited held by ICICI Bank and remit these funds to Amaprop Limited. Accordingly, ICICI Bank remitted an amount of Rs. 2 million, equivalent to US$ 41,529 to Amaprop Limited. ICICI Bank has filed an appeal and Amaprop has filed a cross-appeal, both of which are pending before the United States Court of Appeals for the Second Circuit.

•
In 1999, we filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for the recovery of amounts totaling Rs. 169 million due from Esslon Synthetics Limited. In May 2001, the guarantor filed a counterclaim for an amount of Rs. 1.00 billion against us and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited filed an application to amend the counterclaim in January 2004. We have filed our reply to the application for amendment. The guarantor has also filed an interim application on the grounds that certain documents have not been exhibited, to which we have filed our reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. In the meantime, the Industrial Development Bank of India has challenged the order of the Debt Recovery Tribunal, Delhi, whereby the Debt Recovery Tribunal allowed LML Limited to be included in the list of parties. The Debt Recovery Appellate Tribunal, Delhi has passed an interim stay order against the Debt Recovery Tribunal proceedings. In the liquidation proceeding before the High Court at Allahabad, the official liquidator attached to the Allahabad High Court sold the assets of Esslon Synthetics for Rs. 61 million in November 2002. We have filed our claim with the official liquidator attached to the Allahabad High Court for our dues. The official liquidator has informed us that the claim of the Bank has been allowed and that the amount payable to the Bank is Rs. 12 million. We have filed an affidavit before the official liquidator for disbursement of the amount and the official liquidator has released Rs. 9 million to the Bank and the balance amount will be disbursed after finalization of amounts due to the employees of Esslon Synthetics by the Company court.

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

American Depository Receipt Fees and Payments

Fees and Charges Payable by Holders of our ADSs

The fees and charges payable by holders of our ADSs include the following:

i)
a fee not in excess of US$0.05 per ADS is charged for each issuance of ADSs including issuances resulting from distributions of shares, share dividends, share splits, bonuses and rights distributions ;

ii)	a fee not in excess of US$0.05 per ADS is charged for each surrender of ADSs in exchange for the underlying deposited securities;

iii)
a fee for the distribution of the deposited securities pursuant to the deposit agreement, such fee being an amount equal to the fee for the execution and delivery of ADSs referred to in item (i) above which would have been charged as a result of the deposit of such securities, but which securities were instead distributed by the depositary to ADR holders.

Additionally, under the terms of our deposit agreement, the depositary is entitled to charge each registered holder the following:

i)	taxes and other governmental charges incurred by the depositary or the custodian on any ADS or an equity share underlying an ADS including any applicable penalties thereon;

ii)
transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, including those of a central depository for securities (where applicable);

iii)	any cable, telex, facsimile transmission and delivery expenses incurred by the depositary; and

iv)
customary expenses incurred by the depositary in the conversion of foreign currency, including, without limitation, expenses incurred on behalf of registered holders in connection with compliance with foreign exchange control restrictions and other applicable regulatory requirements, together with all expenses, transfer and registration fees, taxes, duties, governmental or other charges payable by the Depositary.

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

Fees and Other Payments Made by the Depositary

In fiscal 2012, the Bank entered into an agreement with the Depositary, Deutsche Bank Trust Company Americas, under which the Depositary shall reimburse the Bank for annual expenses incurred by the Bank towards investor relations or other expenses directly related to the ongoing maintenance of the American Depository Receipt program. There are limits on the amount of expenses for which the depository will reimburse the Bank, but the amount of reimbursement available to the Bank is not necessarily tied to the amount of fees the depository collects from investors. Under certain circumstances, including the removal of Deutsche Bank Trust Company Americas as Depositary or termination of the American Depository Receipt program, we are required to repay to Deutsche Bank Trust Company Americas amounts reimbursed in prior periods. During fiscal 2013. the Bank claimed and received a reimbursement of US$325,000 from the Depositary towards expenses already incurred relating to the Depositary Receipt Program.

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

The consolidated financial statements for fiscal 2009 and 2010 were audited by B S R & Co., Chartered Accountants, and for fiscal 2011, 2012 and 2013 by S.R. Batliboi & Co. LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2009 through 2013 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our Indian GAAP financial statements, along with the reconciliation of net profit and stockholders’ equity to U.S. GAAP, including the notes to these financial statements, and also audited by KPMG, are set forth at the end of this annual report.

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

Operating Results Data

The following table sets forth, for the periods indicated, our operating results data.

	Year ended March 31,
	2009		2010		2011		2012		2013		2013(1)
	(in millions, except per common share data)
Selected income statement data:
Interest income(2)	Rs.	362,507	Rs.	301,537	Rs.	300,814	Rs.	379,948	Rs.	448,846	US$	8,233
Interest expense		(264,873)		(207,292)		(193,426)		(250,132)		(282,854)		(5,188)
Net interest income		97,634		94,245		107,388		129,816		165,992		3,045
Non-interest income		279,024		294,461		315,133		286,634		293,198		5,378
Net total income		376,658		388,706		422,521		416,450		459,190		8,423
Non-interest expenses
Depreciation on leased assets		(2,101)		(1,417)		(789)		(423)		(328)		(6)
Expenses pertaining to insurance business		(165,499)		(179,160)		(209,029)		(179,254)		(173,517)		(3,183)
Other operating expenses(3)		(114,258)		(96,756)		(103,206)		(115,844)		(128,225)		(2,352)
Total non-interest expenses		(281,858)		(277,333)		(313,024)		(295,521)		(302,070)		(5,541)
Operating profit before provisions		94,800		111,373		109,497		120,929		157,120		2,882
Provisions and contingencies		(45,117)		(45,587)		(25,600)		(14,063)		(20,952)		(384)
Profit before tax		49,683		65,786		83,897		106,866		136,168		2,498
Provision for tax(4)		(15,889)		(17,352)		(20,715)		(27,490)		(34,869)		(640)
Profit after tax		33,794		48,434		63,182		79,376		101,299		1,858
Minority interest		1,975		(1,731)		(2,249)		(2,947)		(5,263)		(97)
Net profit	Rs.	35,769	Rs.	46,703	Rs.	60,933	Rs.	76,429	Rs.	96,036	US$	1,761

	Year ended March 31,
	2009		2010		2011		2012		2013		2013(1)
	(in millions, except per common share data)
Earnings-basic(5)	Rs.	32.13	Rs.	41.93	Rs.	53.54	Rs.	66.33	Rs.	83.29	US$	1.53
Earnings-diluted(6)		32.07		41.72		53.25		66.06		82.84		1.52
Dividend(7)		11.00		12.00		14.00		16.50		20.00		0.37
Book value(8)		396.15		436.48		452.89		506.02		571.60		10.48
Equity shares outstanding at the end of the period (in millions of equity shares)		1,113		1,115		1,152		1,153		1,154		1,154
Weighted average equity shares outstanding - basic (in millions of equity shares)		1,113		1,114		1,138		1,152		1,153		1,153
Weighted average equity shares outstanding – diluted (in millions of equity shares)		1,115		1,118		1,143		1,156		1,157		1,157

(1)
Rupee amounts for fiscal 2013 have been translated into U.S. dollars using the exchange rate of Rs. 54.52 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2013.

(2)
Interest income includes interest on rupee and foreign currency loans and advances (including bills) and hire purchase receivables and gains/(losses) on sell-down of loans of ICICI Bank. Interest income also includes interest on income tax refunds of Rs. 3.4 billion, Rs. 1.2 billion, Rs. 1.7 billion, Rs. 846 million and Rs. 2.7 billion for fiscal 2009, 2010, 2011, 2012 and 2013 respectively.

(3)
Includes employee expenses, establishment expenses, depreciation on fixed assets, amortization of expenses related to early retirement option scheme and other general office expenses. For fiscal 2009, non-interest expenses include Rs. 118 million on account of the amortization of expenses related to our early retirement option scheme.

(4)
Includes income tax (net of deferred tax), wealth tax and fringe benefit tax. The levy of fringe benefit tax is not applicable as Finance (No. 2) Act, 2009 has abolished fringe benefit tax with effect from fiscal 2010.

(5)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share before dilutive impact.

(6)
Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 5,098,000, 9,238,020, 13,503,150, 12,870,600 and 12,489,440 equity shares granted to employees at a weighted average exercise price of Rs. 914.4, Rs. 926.3, Rs. 944.7, Rs. 1,003.4 and Rs. 967.7 were outstanding at year-end fiscal 2009, 2010, 2011, 2012 and 2013 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(7)
In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 11.00 per equity share for fiscal 2009, which was paid in fiscal 2010. We declared a dividend of Rs. 12.00 per equity share for fiscal 2010, which was paid in fiscal 2011. We declared a dividend of Rs. 14.00 per equity share for fiscal 2011, which was paid in fiscal 2012. We declared a dividend of Rs. 16.50 per equity share for fiscal 2012, which was paid in fiscal 2013. We declared a dividend of Rs. 20.00 per equity share for fiscal 2013, which was paid in fiscal 2014. The dividend per equity share is based on the total amount of dividends declared for the year, exclusive of dividend distribution tax.

(8)
Represents equity share capital, employees’ stock options outstanding and reserves and surplus reduced by deferred tax asset, goodwill, debit balance in the profit and loss account and early retirement option expenses, not written off.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period. For fiscal 2009, 2010 and 2011, the average balances are the sum of the daily average balances outstanding for ICICI Bank, except for the averages of overseas branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year for subsidiaries and other consolidated entities. For fiscal 2012 and 2013, the average balances are the sum of the daily average balances outstanding except for the averages of overseas branches of ICICI Bank which were calculated on a fortnightly basis.

	Year ended March 31,
	2009	2010	2011	2012	2013
Selected income statement data:
Interest income	7.15%	5.92%	5.69%	6.52%	7.01%
Interest expense	(5.22)	(4.07)	(3.66)	(4.29)	(4.42)
Net interest income	1.93	1.85	2.03	2.23	2.59
Non-interest income	5.50	5.78	5.97	4.91	4.59
Total income	7.43	7.63	8.00	7.14	7.18
Depreciation on leased assets	(0.04)	(0.03)	(0.01)	(0.01)	(0.01)
Expenses pertaining to insurance business	(3.26)	(3.52)	(3.96)	(3.07)	(2.71)
Other operating expenses	(2.26)	(1.89)	(1.96)	(1.99)	(2.00)

	Year ended March 31,
	2009	2010	2011	2012	2013
Non-interest expenses	(5.56)	(5.44)	(5.93)	(5.07)	(4.72)
Operating profit before provisions	1.87	2.19	2.07	2.07	2.46
Provisions and contingencies	(0.89)	(0.90)	(0.48)	(0.24)	(0.33)
Profit before tax	0.98	1.29	1.59	1.83	2.13
Provision for tax	(0.31)	(0.34)	(0.39)	(0.47)	(0.55)
Profit after tax	0.67	0.95	1.20	1.36	1.58
Minority interest	0.04	(0.03)	(0.05)	(0.05)	(0.08)
Net profit	0.71%	0.92%	1.15%	1.31%	1.50%

The following table sets forth, for the periods indicated, our selected financial data.

	At or for the year ended March 31,
	2009		2010		2011		2012		2013		2013(1)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs.	5,031,279	Rs.	5,014,153	Rs.	5,471,907	Rs.	6,192,869	Rs.	6,748,217	US$	123,775
Investments		1,481,070		1,863,198		2,096,528		2,398,641		2,556,667		46,894
Advances, net		2,661,305		2,257,781		2,560,193		2,921,254		3,299,741		60,524
Non-performing customer assets (gross)		99,921		105,821		111,575		107,124		107,165		1,966
Total liabilities		4,563,504		4,501,188		4,918,882		5,580,104		6,060,593		111,162
Deposits		2,618,558		2,415,723		2,591,060		2,819,505		3,147,705		57,735
Borrowings (includes subordinated debt and redeemable non-cumulative preference shares)		1,160,663		1,156,983		1,258,389		1,612,966		1,728,882		31,711
Equity share capital		11,133		11,149		11,518		11,528		11,536		212
Reserves and surplus		456,642		501,816		541,507 (2)		601,237 (2)		676,088 (2)		12,400
Period average(3):
Total assets		5,072,161		5,093,245		5,282,746		5,832,309		6,394,436		115,210
Interest-earning assets		4,182,862		4,060,883		4,157,164		4,697,241		5,272,489		96,707
Advances, net		2,578,553		2,395,300		2,350,205		2,720,937		3,149,347		57,765
Total liabilities(4)		4,589,481		4,580,654		4,723,072		5,214,310		5,723,133		102,897
Interest-bearing liabilities		3,878,871		3,713,343		3,717,501		4,099,844		4,556,099		83,567
Borrowings		1,301,193		1,308,823		1,303,276		1,465,670		1,656,860		30,390
Stockholders’ equity		482,680		512,591		559,674		617,999		671,303		12,313
Profitability:
Net profit as a percentage of:
Average total assets		0.71%		0.92%		1.15%		1.31%		1.50%
Average stockholders’ equity		7.41		9.11		10.89		12.37		14.31
Average stockholders’ equity(including preference share capital)		7.36		9.05		10.82		12.30		14.23
Dividend payout ratio(5)		34.24		28.65		26.46		24.89		24.02
Spread(6)		1.93		1.95		2.12		2.06		2.35
Net interest margin(7)		2.43		2.42		2.67		2.83		3.20
Cost-to-income ratio(8)		74.83		71.35		74.08		70.96		65.78
Cost-to-average assets ratio(9)		5.56		5.44		5.93		5.07		4.72
Capital(10):
Average stockholders’ equity as a percentage of average total assets		9.52%		10.06%		10.59%		10.60%		10.50%
Average stockholders’ equity (including preference share capital) as a percentage of average total assets		9.59%		10.13%		10.66%		10.66%		10.55%
Asset quality:
Net restructured assets as a percentage of net customer assets		2.75%		2.62%		0.93%		1.40%		1.58%
Net non-performing assets as a percentage of net customer assets(11)		1.67%		1.84%		1.06%		0.79%		0.74%

	At or for the year ended March 31,
	2009	2010	2011	2012	2013	2013(1)
	(in millions, except percentages)
Selected balance sheet data:
Provision on restructured assets as a percentage of gross restructured assets	2.18%	3.98%	3.23%	8.81%	7.87%
Provision on non-performing assets as a percentage of gross non-performing assets	52.62%	55.83%	71.25%	74.56%	72.80%
Provision as a percentage of gross customer assets(12)	2.53%	3.10%	3.25%	2.98%	2.63%

(1)
Rupee amounts at year-end fiscal 2013 have been translated into US dollars using the exchange rate of Rs. 54.52 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2013.

(2)	Includes balance in employees stock options outstanding which will be transferred to “Equity share capital” or “Reserves and surplus” on exercise/lapse of options.

(3)
Until fiscal 2011, the average balances are the sum of daily average balances outstanding for ICICI Bank, except for the averages of overseas branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year for subsidiaries and other consolidated entities. For fiscal 2012 and fiscal 2013, the average balances are the sum of the daily average balances outstanding, except for the averages of overseas branches of ICICI Bank which were calculated on a fortnightly basis.

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

(8)	Represents the ratio of non-interest expenses to total income. Total income represents the sum of net interest income and non-interest income.

(9)	Represents the ratio of non-interest expenses to average total assets.

(10)
At year-end fiscal 2013, ICICI Bank’s capital adequacy is computed in accordance with the Basel II guidelines stipulated by the Reserve Bank of India and is based on unconsolidated financial statements prepared in accordance with Indian GAAP and based on consolidated financial statements as per the Reserve Bank of India guidelines on consolidated prudential report. At year-end fiscal 2013, ICICI Bank’s total risk-based capital ratio at the unconsolidated level was 18.7% with a Tier 1 risk-based capital ratio of 12.8% and a Tier 2 risk-based capital ratio of 5.9%. At year-end fiscal 2013, the total risk-based capital ratio of the Bank at the consolidated level was 19.7% with a Tier 1 risk-based capital ratio of 12.9% and a Tier 2 risk-based capital ratio of 6.8%.

(11)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

(12)	Includes general provision on standard assets.

(13)	Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

Selected U.S. GAAP Financial Data

The following table sets forth, certain selected financial data under generally accepted accounting principles adopted in the United States.

	At or for the year ended March 31,
	2009		2010		2011		2012		2013		2013(1)
	(in millions)
Total income(2)	Rs.	172,658	Rs.	155,106	Rs.	152,661	Rs.	188,192	Rs.	245,463	US$	4,502
Net income/(loss) attributable to ICICI Bank’s shareholders’		34,449		45,250		54,361		70,811		101,052		1,853
Total assets		5,012,346		4,820,604		5,229,844		5,506,134		5,860,331		107,490
ICICI Bank’s stockholders’ equity		485,847		523,063		584,083		633,518		736,566		13,510
Other comprehensive income/(loss)		(5,741)		(246)		(1,332)		(7,257)		14,431		265
Per equity share
Net income/(loss) from continuing operation-basic(3)		30.95		40.63		47.77		61.45		87.64
Net income/(loss) from continuing operation-diluted(4)		30.78		40.35		47.52		61.21		87.21
Dividend(5)		11.00		11.00		12.00		14.00		16.50

(1)
Rupee amounts for fiscal 2013 have been translated into U.S. dollars using the exchange rate of Rs. 54.52 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2013.

(2)	Represents net interest income plus non-interest income.

(3)	Represents net income/(loss) before dilutive impact.

(4)
Represents net profit/(loss) adjusted for full dilution. Options to purchase 5,098,000, 9,238,020, 13,503,150, 12,870,600 and 12,489,440 equity shares granted to employees at a weighted average exercise price of Rs. 914.4, Rs. 926.3, Rs. 944.7, Rs. 1,003.4 and Rs. 967.7 were outstanding at year-end fiscal 2009, 2010, 2011, 2012 and 2013 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(5)
In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 11.00 per equity share for fiscal 2009, which was paid in fiscal 2010. We declared a dividend of Rs. 12.00 per equity share for fiscal 2010, which was paid in fiscal 2011. We declared a dividend of Rs. 14.00 per equity share for fiscal 2011, which was paid in fiscal 2012. We declared a dividend of Rs. 16.50 per equity share for fiscal 2012, which was paid in fiscal 2013. We declared a dividend of Rs. 20.00 per equity share for fiscal 2013, which was paid in fiscal 2014. The dividend per equity share is based on the total amount of dividends paid during the year, exclusive of dividend tax.

(6)	Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. We are the largest private sector bank in India in terms of total assets. Apart from banking products and services, we offer life and general insurance, asset management, securities brokering and private equity products and services through specialized subsidiaries. Our total assets at year-end fiscal 2013 were Rs. 6,748.2 billion. Our consolidated capital and reserves at year-end fiscal 2013 was Rs. 687.6 billion. During fiscal 2013, our net profit was Rs. 96.0 billion compared to Rs. 76.4 billion during fiscal 2012.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of insurance and investment products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet and mobile phones. We had a network of 3,100 branches and 10,481 ATMs in India at year-end fiscal 2013. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, Indian businesses, India-linked opportunities and select local businesses such as insured mortgaged products in our Canada subsidiary as well as offering deposit products to the larger community. ICICI Bank’s overseas branches take deposits, raise borrowings and make loans primarily to Indian companies for their overseas operations as well as for their foreign currency requirements in India. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have banking subsidiaries in the United Kingdom, Canada and Russia, branches in Singapore, Dubai, Sri Lanka, Hong Kong, Qatar, the United States and Bahrain and representative offices in China, the United Arab Emirates, Bangladesh, South Africa, Malaysia, Thailand and Indonesia. Our subsidiary in the United Kingdom has established a branch in each of Antwerp, Belgium and Frankfurt, Germany.

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

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company in India during fiscal 2013, with a market share of 7.0% based on new business written (on a retail weighted received premium basis). ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2013, with a market share of 9.5% in gross written premium (excluding premium on the motor third party insurance pool). ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was among the top three mutual funds in India in terms of average funds under management. We cross-sell the products of our insurance and asset management subsidiaries and other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has an operating subsidiary in the United States, ICICI Securities Inc., engaged in brokerage services. Our private equity fund management subsidiary ICICI Venture Funds Management Company manages funds that make private equity investments.

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

Trends in fiscal 2013

Domestic economic activity remained moderate during fiscal 2013. India’s gross domestic product grew by 5.0% during fiscal 2013 compared to growth of 6.2% during fiscal 2012 and 9.3% in fiscal 2011. The services sector grew by 7.1% during fiscal 2013 compared to 8.2% during fiscal 2012. The industrial sector grew by 2.1% and agriculture sector by 1.9% during fiscal 2013 compared to growth of 3.5% and 3.6% respectively during fiscal 2012. Private consumption growth moderated to 4.0% during fiscal 2013 compared to growth of 8.0% during fiscal 2012. Investments, as measured by gross fixed capital formation, grew by 1.7% during fiscal 2013 compared to a growth of 4.4% during fiscal 2012.

Inflation, measured by the Wholesale Price Index, remained above 7.0% between April 2012 and February 2013, and subsequently eased to 5.7% in March 2013. Average inflation for fiscal 2013 was 7.4% compared to 8.9% in fiscal 2012. The moderation in inflation was driven by the manufactured products segment where inflation increased from 5.3% in April 2012 to 6.5% in September 2012, before easing to 4.3% in March 2013. Inflation in food articles remained high through the year with the average inflation at 9.9% in fiscal 2013 compared to 7.3% in fiscal 2012. Fuel inflation which initially eased picked up in the later part of the year due to hike in petrol prices and partial deregulation of diesel prices. Core inflation (defined as manufactured products excluding food products) reduced from 5.0% in March 2012 to 3.4% in March 2013.

The Reserve Bank of India undertook a calibrated easing of monetary policy during fiscal 2013. The repo rate was reduced by 100 basis points from 8.50% to 7.50% with a 50 basis points cut in April 2012, followed by a 25 basis points reduction each in January 2013 and March 2013. During fiscal 2013, the cash reserve ratio was reduced by 75 basis points from 4.75% to 4.0%, with a 25 basis point cut effective in each of September 2012, November 2012 and February 2013. Further, effective August 2012, the statutory liquidity ratio was reduced by 100 basis points, from 24.0% to 23.0%.

Liquidity in the system remained in deficit through fiscal 2013. Average borrowing by banks under the liquidity adjustment facility window of the Reserve Bank of India increased from Rs. 798.8 billion in fiscal 2012 to Rs. 841.2 billion in fiscal 2013. In view of the tight liquidity conditions, the Reserve Bank of India injected liquidity through open market operations by purchasing government securities aggregating around Rs. 1.5 trillion during fiscal 2013 in addition to the reductions in the requirement of cash reserve ratio. The yield on the benchmark 10-year government securities decreased by about 58 basis points, from 8.54% at March 30, 2012 to 7.96% at March 29, 2013.

A series of policy measures were announced by the Government during the later part of fiscal 2013. The key developments included approval of the Banking Laws (Amendment) Bill 2011, announcement of a fiscal consolidation roadmap by the Government, approval of 51.0% foreign direct investment in multi-brand retail, formation of the Cabinet Committee on Investments to expedite investments in projects, partial deregulation of diesel prices, increase in petrol prices and railway passenger fares and deferral of General Anti Avoidance Rules implementation to fiscal 2017. These announcements had a positive impact on market sentiment during the later part of fiscal 2013.

The Indian equity markets improved due to favourable global liquidity conditions and domestic events such as government announcing policy measuers like allowing foreign direct investments in some sectors, providing clarity on fiscal consolidation, rationalizing fuel prices and several other measures. The extraordinary liquidity support announced by the U.S., the European Union and Japan had a positive impact on global financial markets. The benchmark equity index, the BSE Sensex, increased by 8.2% during fiscal 2013, rising from 17,404 at year-end fiscal 2012 to a peak 20,104 at January 25, 2013, before moderating to 18,835 at year-end fiscal 2013. Foreign institutional investment flows were significantly higher during the year, with net inflows of about USD 27.6 billion during fiscal 2013, compared to USD 16.8 billion inflow during fiscal 2012. Foreign direct investments moderated to USD 27.0 billion and external commercial borrowings to USD 8.6 billion during fiscal 2013, compared to USD 33.0 billion and USD 9.1 billion respectively during fiscal 2012. During fiscal 2013, a steeper decline in India’s exports compared to imports led to a rise in the current account deficit to 4.8% of India’s gross domestic product. However, India’s balance of payments had a marginal surplus of USD 3.8 billion during fiscal 2013 as against a deficit of USD 12.8 billion during fiscal 2012, reflecting strong portfolio investment inflows. The rupee depreciated by 7.1% against the US dollar from 50.89 per U.S. dollar at March 30, 2012 to 54.52 per U.S. dollar at March 29, 2013.

Non-food credit growth moderated during fiscal 2013 from 16.9% year-on-year growth at March 23, 2012 to 13.9% at March 22, 2013. Based on sector-wide data, year-on-year growth in credit to industry was 14.9% and to the services sector was 12.7% at March 22, 2013. Credit to the infrastructure sector grew by 16.5% year-on-year at March 22, 2013 compared to a 20.5% increase at March 23, 2012 and 37.8% increase at March 25, 2011. Retail loan growth increased to 14.5% at March 22, 2013 compared to 12.9% at March 23, 2012. Deposit growth remained volatile during the year, recording a year-on-year growth of 14.2% at March 22, 2013 compared to a 13.5% year-on-year increase at March 23, 2012. Demand deposits grew by 5.9% year-on-year and time deposits by 15.2% year-on-year at March 22, 2013.

First year retail premium underwritten in the life insurance sector decreased (on a weighted received premium basis) to Rs. 470.2 billion in fiscal 2013 from Rs. 479.4 billion in fiscal 2012. Gross premium of the non-life insurance sector (excluding specialized insurance institutions) grew by 18.4% to Rs. 647.1 billion during fiscal 2013 from Rs. 546.5 billion in fiscal 2012. The average assets under management of mutual funds increased by 22.8% from Rs. 6,647.9 billion in March 2012 to Rs. 8,166.6 billion in March 2013.

Some key regulatory announcements during fiscal 2013 include:

•
In April 2012, the Reserve Bank of India lowered the exposure ceiling for banks’ lending to non-banking finance companies that have 50.0% or more of their financial assets in the form of loans against the collateral of gold jewellery from 10.0% to 7.5% of banks’ capital funds. Additional 5.0% exposure is permitted if it is on account of funds on-lent by the non-banking finance companies to the infrastructure sector.

•
In May 2012, the Reserve Bank of India issued final guidelines to implement the Basel III framework in India. The Basel III guidelines, among other things, establish Common Equity Tier 1 as a new tier of capital; impose a minimum Common Equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% while retaining the minimum total risk-based capital ratio of 9.0%; require banks to maintain a Common Equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments; establish new eligibility criteria for capital instruments in each tier of regulatory capital; require more stringent adjustments to and deductions from regulatory capital; provide for more limited recognition of minority interests in the regulatory capital of a consolidated banking group; impose a 4.5% Basel III leverage ratio of Tier 1 capital to exposure measure during a parallel run period from 2013 to 2017; and modify the Reserve Bank of India’s Basel II guidelines with respect to credit risk, including counterparty credit risk and credit risk mitigation, and market risk. The effective date of the Basel III guidelines is April 1, 2013.  The guidelines will be fully phased in by March 31, 2018.

•	In June 2012, the Reserve Bank of India prohibited foreclosure charges and pre-payment penalties on home loans on a floating interest rate basis.

•
In July 2012, the Reserve Bank of India issued revised guidelines on priority sector lending requirements. While keeping the lending targets unchanged, the revised guidelines made certain changes to the categories of lending that would be eligible for classification as priority sector lending and its sub-segments. The guidelines aim to increase direct agricultural lending by banks to individuals. The guidelines also stipulate that investments by banks in securitized assets and outright purchases of loans and assignments would be eligible for classification under the priority sector. The guidelines also increased the priority sector lending requirements for foreign banks in India that have 20 or more branches, in order to bring them on par with domestic banks. In October 2012, the Reserve Bank of India announced revisions to the priority sector lending norms. Loans up to Rs. 20.0 million to partnership firms, cooperatives and corporates directly engaged in agricultural activities were made eligible for classification under direct agriculture lending. Also, loans to housing finance companies for on-lending for housing up to Rs. 1.0 million per borrower were included under priority sector lending. Further, in May 2013, the loan limit for micro, small and medium enterprises was enhanced from Rs. 20.0 million to Rs. 50.0 million per borrower and the loan limit to suppliers of agricultural inputs like seeds, cattle feed, fertilizers, etc. was increased from Rs. 10.0 million to Rs. 50.0 million.

•	In November 2012, the Reserve Bank of India increased the general provisioning on restructured standard accounts from 2.0% to 2.75%.

•
In November 2012, the Reserve Bank of India released draft guidelines on liquidity risk management and the Basel III liquidity standards. The Reserve Bank of India has proposed the monitoring and reporting of the Basel III liquidity coverage ratio, which is designed to ensure that a bank maintains an adequate level of liquid assets to survive an acute liquidity stress scenario lasting one month. It has also proposed a Basel III net stable funding ratio designed to ensure a minimum amount of funding that is expected to be stable over a one-year time horizon.

•
In December 2012, Parliament passed the Banking Laws (Amendment) Bill, which, among others, permits all banking companies to issue preference shares that will not carry any voting rights; mandates prior approval of the Reserve Bank of India for the acquisition of more than 5.0% of a banking company’s paid-up capital or voting rights by any individual or firm or group; empowers the Reserve Bank of India, after consultations with the Government, to supersede the board of a private sector bank for a total period not exceeding 12 months, during which time the Reserve Bank of India will have the power to appoint an administrator to manage the bank; empowers the Reserve Bank of India to inspect affiliate of banking entities (affiliates include subsidiaries, holding companies or any joint ventures of banks); and eases the restrictions on voting rights by making them proportionate to the shareholding up to a cap of 26% in case of private sector banks (earlier 10%), and 10% in the case of public sector banks (earlier 1%).

•
In January 2013, the Reserve Bank of India issued draft guidelines on restructuring of advances. In May 2013, the Reserve Bank of India issued final guidelines on restructuring of loans. As per the guidelines, loans that are restructured (other than due to delay upto a specified period in the infrastructure sector and non-infrastructure sector) from April 1, 2015 onwards would be classified as non-performing. The general provision required on restructured standard accounts would be increased to 3.5% from March 31, 2014, and further to 4.25% from March 31, 2015 and 5.0% from March 31, 2016. General provisions on standard accounts restructured from June 1, 2013 would be at 5.0%. Further, banks are required to disclose the aggregate fund based credit facilities of borrowers whose loans were restructured.

•
The Reserve Bank of India, through a notification issued on January 31, 2013, mandated banks to disclose further details on accounts restructured in their annual reports. This includes disclosing accounts restructured on a cumulative basis, excluding the standard restructured accounts which cease to attract higher provision and/or higher risk weight, the provisions made on restructured accounts under various categories and details of movement of restructured accounts.

•
In February 2013, the Reserve Bank of India issued guidelines on the entry of new banks in the private sector, including eligibility criteria, structure, capital requirements, shareholding structure and corporate governance practices. Select entities or groups in the private sector, entities in the public sector and non-banking financial companies with a successful track record of at least ten years would be eligible to promote banks. The initial minimum capital requirement for these entities is Rs. 5.0 billion, with foreign shareholding not exceeding 49.0% for the first five years. Applications for setting up of new banks were sought by July 1, 2013.

•
In March 2013, the Insurance Regulatory and Development Authority issued guidelines on linked and non-linked life insurance products which include limits on the commission rates payable by insurance companies, introduction of minimum guaranteed surrender value for non-linked products and minimum death benefits. The new guidelines would require life insurance companies to modify existing products which do not comply with the revised guidelines. The guidelines are effective from October 1, 2013 for all retail insurance products and August 1, 2013 for all group insurance products.

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

Given the volatile economic environment in fiscal 2009, we focused on capital conservation, liquidity management and risk containment. We tightened our lending norms, especially in the unsecured retail segment and moderated our credit growth. We expanded our branch network with a focus on increasing our low cost and retail deposit base. At the same time, we maintained a rigorous control on operating expenses. In fiscal 2010, we focused on repositioning our balance sheet for the next phase of growth. We increased the proportion of low cost current and savings account deposits; reduced the level of net non-performing loans; continued to keep a rigorous control on operating expenses; reduced the level of unsecured retail loans and maintained a high level of capital adequacy. In fiscal 2011, we focused on growing our loan book by capitalizing on selected credit segments such as mortgages, secured retail loans and project finance, mobilizing low cost current account and savings deposits, improving credit costs, optimizing operating expenses and improving our customer service capabilities. The Reserve Bank of India approved our scheme of amalgamation with the Bank of Rajasthan, a private sector bank, with effect from the close of business on August 12, 2010. Our results for fiscal 2011 include the results of the Bank of Rajasthan for the period from August 13, 2010 to year-end fiscal 2011. We have been focusing on leveraging our capital base for profitable growth, while sustaining the improvements in our deposit profle, cost ratios and credit quality. As we grow our businesses, meeting customer expectation on service quality has been critical element of our strategy. We have adopted a balanced approach to growth, risk management and profitability. A discussion of our financial performance in fiscal 2013 is given below:

Our net profit increased by 25.7% from Rs. 76.4 billion in fiscal 2012 to Rs. 96.0 billion in fiscal 2013. The increase in net profit was primarily due to an increase in net interest income by 27.9%, offset, in part, by an increase in provisions (excluding provisions for tax) by 49.0%.

The increase in net interest income reflects a 12.2% increase in average interest-earning assets and an increase in net interest margin by 37 basis points.

Provisions and contingencies (excluding provisions for tax) increased by 49.0% from Rs. 14.1 billion in fiscal 2012 to Rs. 21.0 billion in fiscal 2013, primarily due to an increase in provisions for non-performing and other assets. The provision for non-performing assets increased primarily on account of an increase in provisions on non-performing and restructured loans in the small & medium enterprise and corporate loan portfolio.

Non-interest income increased by 2.3% from Rs. 286.6 billion in fiscal 2012 to Rs. 293.2 billion in fiscal 2013 primarily due to an increase in income from treasury-related activities. Income from treasury-related activities increased from Rs. 16.9 billion in fiscal 2012 to Rs. 24.0 billion in fiscal 2013 primarily due to higher gains on government securities and other fixed income positions. Commission, exchange and brokerage income decreased marginally from Rs. 63.2 billion in fiscal 2012 to Rs. 62.8 billion in fiscal 2013 primarily due to decrease in loan processing fees, offset, in part, by higher income on transaction banking fees and credit card fees. Non-interest expense increased by 2.2% from Rs. 295.5 billion in fiscal 2012 to Rs. 302.1 billion in fiscal 2013 primarily due to an increase in employee expenses and other administrative expenses, offset, in part, by a decrease in expenses relating to our insurance business.

Net non-performing assets increased by 7.0% from Rs. 27.2 billion at year-end fiscal 2012 to Rs. 29.1 billion at year-end fiscal 2013 primarily due to higher additions to non-performing assets in our commercial loans. Net restructured assets increased from Rs. 48.1 billion at year-end fiscal 2012 to Rs. 62.0 billion at year-end fiscal 2013.

Loans increased by 13.0% from Rs. 2,921.3 billion at year-end fiscal 2012 to Rs. 3,299.7 billion at year-end fiscal 2013 primarily due to an increase in domestic corporate and retail loans. Deposits increased by 11.6% from Rs. 2,819.5 billion at year-end fiscal 2012 to Rs. 3,147.7 billion at year-end fiscal 2013, primarily due to an increase in savings and term deposits. We continued to expand our branch network in India during the year. ICICI Bank’s branch and extension counters network in India increased from 2,752 at year-end fiscal 2012 to 3,100 at year-end fiscal 2013. ICICI Bank also increased its ATM network from 9,006 ATMs at year-end fiscal 2012 to 10,481 ATMs at year-end fiscal 2013.

The risk-based capital ratios of ICICI Bank on an unconsolidated basis at year-end fiscal 2013, calculated in accordance with the Reserve Bank of India’s Basel II guidelines, include a Tier 1 risk-based capital ratio of 12.8% and a total risk-based capital ratio of 18.7%, compared to a Tier 1 risk-based capital ratio of 12.7% and a total risk-based capital ratio of 18.5% at year-end fiscal 2012. Our risk-based capital ratios on a consolidated basis at year-end fiscal 2013, calculated in accordance with the Reserve Bank of India’s Basel II guidelines and guidelines on consolidated prudential return, include a Tier 1 risk-based capital ratio of 12.9% and a total risk-based capital ratio of 19.7%, compared to a Tier 1 risk-based capital ratio of 12.8% and a total risk-based capital ratio of 19.6% at year-end fiscal 2012.

Business outlook

Growth in India’s gross domestic product moderated to 5.0% in fiscal 2013 from 6.2% in fiscal 2012 driven by slowdown across all key sub-segments of agriculture, industry and services. The moderation in growth has occurred against the backdrop of a challenging global environment, including moderation in growth in several emerging markets including China. Further, domestic factors including inflation, high fiscal deficit and moderation in capital investment plans have impacted economic growth. The current account deficit widened during fiscal 2013 due to an increase in oil imports and the rupee depreciated against the US dollar. See also “Risk Factors—Risk Relating to India and other Economic and Market Risks—A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer”.

During fiscal 2013, there was a moderation in loan growth and deposit growth in the Indian banking system, and an increase in the level of non-performing and restructured loans. In the life insurance sector, the industry declined by 1.9% during fiscal 2013 compared to a decline of 4.8% in fiscal 2012 on new business retail weighted premium basis. The private insurance companies however saw an increase of 1.9% in fiscal 2013 compared to a decline of 23.9% during fiscal 2012 on new business retail weighted premium basis.The general insurance sector continued to grow though the profitability of general insurance companies was impacted by the additional provisions for losses on the third party motor pool which was in operation up to fiscal 2012. See also “Business—Overview of Our Products and Services—Insurance”.

In the near term, there continue to be risks to economic growth in India and to growth, asset quality and profitability in the banking sector. Since fiscal 2012, the Indian economy has experienced a moderation in growth. Interest rates in the economy rose following tightening of monetary policy in response to high inflation. While inflation moderated and the central bank effected some reductions in policy rates, interest rates in general continue to be relatively high. The corporate sector has experienced a decline in sales and profit growth, and has also experienced elongation of working capital cycles and a high level of receivables. The Indian rupee has depreciated significantly vis-a-vis the U.S. dollar during this period. Further, corporate investment activity has been impacted by concerns over administrative clearances and issues around access to land and natural resources. For example, there have been concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies have found it difficult to access equity capital markets and several companies  and sectors have relatively high leverage. Due to these and other factors, there has been an increase in the non-performing and restructured loans of Indian banks, including us. Also, in July 2013, the Reserve Bank of India introduced measures to reduce liquidity in the Indian banking system and increase the cost of borrowing from the central bank following a depreciation in the Indian rupee. Trends in systemic liquidity, interest rates and inflation would influence deposit growth, especially with respect to low cost savings and current account deposits. Our ability to grow our low cost deposit base may be impacted by increasing competition for such deposits. The slowdown in fresh corporate investments and new infrastructure projects has adversely impacted our related fee income revenue streams. Achieving directed lending targets is expected to be challenging. Regulations governing the financial sector in India, including banking, insurance and asset management, continue to evolve, with a potential impact on the growth and profitability of financial services groups such as us. Our overseas branches are primarily funded from wholesale sources and global financial market conditions may impact our ability to raise funds and grow the business of our overseas branches. Our banking subsidiaries in the United Kingdom and Canada have in the past focused primarily on leveraging their deposit franchises in these markets to extend financing to Indian companies for their operations in India and globally, including the financing of overseas acquisitions by Indian companies through structured transactions. In view of expectations of regulatory restrictions on cross-border financing of this nature, we are currently not pursuing significant growth in these subsidiaries, which has adversely impacted their business volumes and profitability. See also “—Risks Relating to Our Business—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”.

Over the longer-term, we see favorable prospects for the Indian economy. India’s strong domestic consumption and investment drivers are expected to continue to support healthy rates of growth. Against this backdrop, we expect increasing household incomes and consumption to lead to opportunities in retail savings, investment and loan products, significant industrial and infrastructure investment potential to lead to opportunities in project and corporate finance, and increasing global linkages to lead to opportunities in international banking for Indian corporations and non-resident Indians.

Over the last few years, we have rebalanced our deposit profile, reduced costs, maintained net non-performing assets and high capital adequacy ratios. Our objective going forward will be to leverage our capital base for profitable growth, while sustaining the improvements in our deposit profile, cost ratios and credit quality. As we grow our businesses, meeting customer expectation on service quality will be a critical element of our strategy. We seek to adopt a balanced approach to profitability growth and risk management.

The success of our strategy depends on several factors, including our ability to grow our low cost deposit base, grow our loan book profitably, contain non-performing and restructured loans, maintain regulatory compliance in an evolving regulatory environment, and address regulators’ assessments of and observations on our operations, and compete effectively in the Indian corporate and retail financial services market. The success of our strategy is also subject to the overall regulatory and policy environment in which we operate including the direction of monetary policy. Our ability to execute our strategy will also depend on the liquidity and interest rate environment. See also “Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

Other Key Factors

Under Indian GAAP, we have not consolidated certain entities in which investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall” or have been accounted for as equity affiliates in accordance with FASB ASC Subtopic 323-10, “Investments – Equity Method and Joint Ventures”. Under Indian GAAP, through fiscal 2011, 3i Infotech Limited was not consolidated because the investment is intended to be temporary. During fiscal 2012, loans from 3i Infotech Limited were restructured and as per the restructuring scheme a certain portion of the loans provided by ICICI Bank to 3i Infotech Limited was converted to equity shares. Based on the continued intention to reduce the stake below 20% and severe long term restrictions on 3i Infotech Limited under debt restructuring scheme which impairs the ability of 3i Infotech Limited to transfer funds to its investee, the results of 3i Infotech Limited are not consolidated in Indian GAAP. However, under U.S. GAAP, this entity has been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investments – Equity Method and Joint Ventures”.

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

Average Balance Sheet

For fiscal 2011, the average balances are the sum of the daily average balances outstanding for ICICI Bank, except for the averages of overseas branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year for subsidiaries and other consolidated entities. For fiscal 2012 and 2013, the average balances are the sum of daily average balances outstanding, except for the averages of overseas branches of ICICI Bank which were calculated on a fortnightly basis. The yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. We have recalculated tax-exempt income on a tax-equivalent basis. Tax exempt income primarily consists of dividend income and interest income on tax free bonds. During fiscal 2013, we have applied an effective marginal tax rate of 29%. Other interest income has been bifurcated into rupee and foreign currency amounts in order to facilitate the explanation of movements of rupee and foreign currency spreads and margins. The rupee portion of other interest income primarily includes interest on income tax refunds and income from interest rate swaps. The foreign currency portion of other interest income primarily includes income from interest rate swaps in foreign currencies. The swaps considered in other interest income are part of the non-trading portfolio and are undertaken by us to manage the market risk arising from our assets and liabilities. Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which contribute to the major components of interest income, interest expense and net interest income.

	Year ended March 31,
	2011					2012					2013
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	1,502,535	Rs.	155,223	10.33%	Rs.	1,743,013	Rs.	204,357	11.72%	Rs.	2,048,621	Rs.	246,408	12.03%
Foreign currency		847,670		35,752	4.22		977,924		41,845	4.28		1,100,726		49,217	4.47
Total advances		2,350,205		190,975	8.13		2,720,937		246,202	9.05		3,149,347		295,625	9.39
Investments:
Rupee		1,348,873		92,269	6.84		1,520,787		114,106	7.50		1,672,004		133,076	7.96
Foreign currency		149,077		3,135	2.10		125,963		2,985	2.37		118,789		2,783	2.34
Total investments		1,497,950		95,404	6.37		1,646,750		117,091	7.11		1,790,793		133,859	7.59
Other interest-earning assets:
Rupee		207,047		3,480	1.68		233,523		5,963	2.55		208,674		6,558	3.14
Foreign currency		101,962		1,213	1.19		96,031		1,018	1.06		123,675		1,265	1.02
Total other interest-earning assets		309,009		4,693	1.52		329,554		6,981	2.12		332,349		7,823	2.35
Other interest income:
Rupee				2,200					1,456					4,814
Foreign currency				11,139					11,547					7,395
Total other interest income				13,339					13,003					12,209

Interest-earning assets:
Rupee		3,058,455		253,171	8.28		3,497,323		325,882	9.32		3,929,299		390,856	9.95
Foreign currency		1,098,709		51,240	4.66		1,199,918		57,395	4.78		1,343,190		60,660	4.52
Total interest-earning assets		4,157,164		304,411	7.32		4,697,241		383,277	8.16		5,272,489		451,516	8.56
Fixed assets		50,569					54,834					54,738
Other assets		1,075,013					1,080,234					1,067,209
Total non-earning assets		1,125,582					1,135,068					1,121,947
Total assets	Rs.	5,282,746	Rs.	304,411		Rs.	5,832,309	Rs.	383,277		Rs.	6,394,436	Rs.	451,516

Liabilities:
Savings account deposits:
Rupee	Rs.	571,803	Rs.	19,623	3.43%	Rs.	665,832	Rs.	26,154	3.93%	Rs.	753,946	Rs.	29,878	3.96%
Foreign currency		76,247		890	1.17		66,306		730	1.10		68,665		733	1.07
Total savings account deposits		648,050		20,513	3.17		732,138		26,884	3.67		822,611		30,611	3.72
Time deposits:
Rupee		1,140,593		77,787	6.82		1,294,349		113,215	8.75		1,481,452		134,675	9.09
Foreign currency		391,193		14,852	3.80		353,468		12,631	3.57		334,376		10,550	3.16
Total time deposits		1,531,786		92,639	6.05		1,647,817		125,846	7.64		1,815,828		145,225	8.00
Other demand deposits:
Rupee		208,005					221,298					217,742
Foreign currency		26,383					32,921					43,058
Total other demand deposits		234,388					254,219					260,800

	Year ended March 31,
	2011					2012					2013
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost
	(in millions, except percentages)
Total deposits:
Rupee	Rs.	1,920,401	Rs.	97,410	5.07	Rs.	2,181,479	Rs.	139,369	6.39%	Rs.	2,453,140	Rs.	164,553	6.71
Foreign currency		493,823		15,742	3.19		452,695		13,361	2.95		446,099		11,283	2.53
Total deposits		2,414,224		113,152	4.69		2,634,174		152,730	5.80		2,899,239		175,836	6.06
Borrowings:
Rupee		625,176		54,656	8.74		583,542		64,009	10.97		642,997		69,757	10.85
Foreign currency		678,100		25,618	3.78		882,128		33,393	3.79		1,013,863		37,261	3.68
Total borrowings		1,303,276		80,274	6.16		1,465,670		97,402	6.65		1,656,860		107,018	6.46
Interest-bearing liabilities:
Rupee		2,545,577		152,066	5.97		2,765,021		203,378	7.36		3,096,137		234,310	7.57
Foreign currency		1,171,924		41,360	3.53		1,334,823		46,754	3.50		1,459,962		48,544	3.32
Total interest-bearing liabilities		3,717,501		193,426	5.20		4,099,844		250,132	6.10		4,556,099		282,854	6.21
Preference share capital		3,500					3,500					3,500
Other liabilities		1,002,071					1,110,966					1,163,534
Total liabilities		4,723,072		193,426			5,214,310		250,132			5,723,133		282,854
Stockholders’ equity		559,674					617,999					671,303
Total liabilities and stockholders’ equity	Rs.	5,282,746	Rs.	193,426		Rs.	5,832,309	Rs.	250,132		Rs.	6,394,436	Rs.	282,854

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

	Fiscal 2012 vs. Fiscal 2011						Fiscal 2013 vs. Fiscal 2012
	Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest income:
Advances:
Rupee	Rs.	49,134	Rs.	28,194	Rs.	20,939	Rs.	42,051	Rs.	36,758	Rs.	5,293
Foreign currency		6,092		5,574		518		7,373		5,491		1,882
Total advances		55,226		33,768		21,457		49,424		42,249		7,175
Investments:
Rupee		21,838		12,899		8,939		18,970		12,035		6,935
Foreign currency		(150)		(548)		398		(202)		(168)		(34)
Total investments		21,688		12,351		9,337		18,768		11,867		6,901
Other interest-earning assets:
Rupee		2,483		676		1,807		596		(781)		1,377
Foreign currency		(195)		(63)		(132)		247		283		(36)
Total other interest earning asset		2,288		613		1,675		843		(498)		1,341
Other interest income
Rupee		(744)		—		(744)		3,358—		3,358
Foreign currency		409		—		409		(4,152)		—		(4,152)
Other interest income		(335)		—		(335)		(794)		—		(794)
Total interest income:
Rupee		72,711		41,769		30,941		64,975		48,012		16,963
Foreign currency		6,156		4,963		1,193		3,266		5,606		(2,340)
Total interest income		78,867		46,732		32,134		68,241		53,618		14,623

Interest expense:

Savings account deposits:

	Fiscal 2012 vs. Fiscal 2011						Fiscal 2013 vs. Fiscal 2012
	Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Rupee		6,532		3,693		2,838		3,725		3,492		233
Foreign currency		(160)		(110)		(50)		3		25		(22)
Total savings account deposits		6,372		3,583		2,788		3,728		3,517		211
Time deposits:
Rupee		35,428		13,449		21,979		21,459		17,009		4,450
Foreign currency		(2,221)		(1,348)		(873)		(2,081)		(602)		(1,479)
Total time deposits		33,207		12,101		21,106		19,378		16,407		2,971
Total deposits:
Rupee		41,960		17,142		24,817		25,184		20,501		4,683
Foreign currency		(2,381)		(1,458)		(923)		(2,078)		(577)		(1,501)
Total deposits		39,579		15,684		23,894		23,106		19,924		3,182
Borrowings:
Rupee		9,353		(4,567)		13,920		5,748		6,450		(702)
Foreign currency		7,774		7,723		51		3,868		4,841		(973)
Total borrowings		17,127		3,156		13,971		9,616		11,291		(1,675)
Total interest expense:
Rupee		51,313		12,575		38,737		30,932		26,951		3,981
Foreign currency		5,393		6,265		(872)		1,790		4,264		(2,474)
Total interest expense		56,706		18,840		37,865		32,722		31,215		1,507
Net interest income:
Rupee		21,398		29,194		(7,796)		34,043		21,061		12,982
Foreign currency		763		(1,302)		2,065		1,476		1,342		134
Total net interest income	Rs.	22,161	Rs.	27,892	Rs.	(5,731)	Rs.	35,519	Rs.	22,403	Rs.	13,116

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2009		2010		2011		2012		2013
	(in millions, except percentages)
Interest income(1)	Rs.	366,358	Rs.	305,644	Rs.	304,411	Rs.	383,277	Rs.	451,516
Average interest-earning assets		4,182,862		4,060,883		4,157,164		4,697,241		5,272,489
Interest expense		264,873		207,292		193,426		250,132		282,854
Average interest-bearing liabilities		3,878,871		3,713,342		3,717,501		4,099,844		4,556,099
Average total assets		5,072,161		5,093,245		5,282,746		5,832,309		6,394,436
Average interest-earning assets as a percentage of average total assets		82.47%		79.73%		78.69%		80.54%		82.45%
Average interest-bearing liabilities as a percentage of average total assets		76.47		72.91		70.37		70.30		71.25
Average interest-earning assets as a percentage of average interest-bearing liabilities		107.84		109.36		111.83		114.57		115.72
Yield		8.76		7.53		7.32		8.16		8.56
Rupee		10.05		8.78		8.28		9.32		9.95
Foreign currency		5.60		4.52		4.66		4.78		4.52
Cost of funds		6.83		5.58		5.20		6.10		6.21
Rupee		7.86		6.44		5.97		7.36		7.57
Foreign currency		4.76		3.90		3.53		3.50		3.32
Spread(2)		1.93		1.95		2.12		2.06		2.35
Rupee		2.19		2.34		2.31		1.96		2.38
Foreign currency		0.84		0.62		1.13		1.28		1.20
Net interest margin(3)		2.43		2.42		2.67		2.83		3.20
Rupee		3.19		3.25		3.31		3.50		3.98
Foreign currency		0.57		0.44		0.90		0.89		0.90

(1)
For fiscal 2009, 2010, 2011, 2012 and 2013, we have recalculated tax-exempt income on a tax-equivalent basis. The impact of re-calculation of tax-exempt income on tax equivalent basis was Rs. 3.9 billion for fiscal 2009, Rs. 4.1 billion for fiscal 2010, Rs. 3.6 billion for fiscal 2011, Rs. 3.3 billion for fiscal 2012 and Rs. 2.7 billion for fiscal 2013.

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

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Interest income(1)	Rs.	379,948	Rs.	448,846	US$	8,233	18.1%
Interest expense		(250,132)		(282,854)		(5,188)	13.1%
Net interest income	Rs.	129,816	Rs.	165,992	US$	3,045	27.9%

(1)	Tax exempt income has not been recalculated on a tax-equivalent basis.

Net interest income increased by 27.9% from Rs. 129.8 billion in fiscal 2012 to Rs. 166.0 billion in fiscal 2013, reflecting an increase of 12.2% in the average volume of interest-earning assets and an increase in net interest margin by 37 basis points from 2.83% in fiscal 2012 to 3.20% in fiscal 2013.

•	Net interest margin

Net interest margin increased by 37 basis points from 2.83% in fiscal 2012 to 3.20% in fiscal 2013. There was an increase of 48 basis points in the net interest margin on the rupee portfolio.

The yield on the rupee portfolio increased by 63 basis points from 9.32% in fiscal 2012 to 9.95% in fiscal 2013, due to the following factors:

•
The yield on rupee advances increased from 11.72% in fiscal 2012 to 12.03% in fiscal 2013 primarily due to an increase in yield on domestic corporate loans. The yield on domestic corporate loans increased as a result of incremental disbursements at higher lending rates and also due to the full impact of the increase in the Bank’s base rate during fiscal 2012. In response to tight liquidity conditions and a rising interest rate environment, scheduled commercial banks increased their lending and deposit rates during fiscal 2012. The Bank increased its base rate by 125 basis points, in three phases, during fiscal 2012 from 8.75% at the end of March 2011 to 10.00%. The full impact of this increase was reflected in the yield on rupee advances in fiscal 2013. However, the Bank reduced its base rate during fiscal 2013 from 10.00% at year-end fiscal 2012 to 9.75% at year-end fiscal 2013. See also “—Business—Loan pricing”.

•
The yield on interest-earning rupee investments increased from 7.50% in fiscal 2012 to 7.96% in fiscal 2013, primarily due to investment in longer duration statutory liquidity ratio securities at higher yields and maturities of low-yielding securities.

•
We reduce losses from the securitization of assets (including credit losses on existing securitized pools) from our interest income. The amount of such losses declined to Rs. 0.3 billion in fiscal 2013 from Rs. 2.0 billion in fiscal 2012.

•
The Reserve Bank of India reduced the cash reserve ratio by 200 basis points in phases during fiscal 2012 and fiscal 2013. The cash reserve ratio was 6.00% at September 30, 2011, 4.75% at year-end fiscal 2012 and 4.00% at year-end fiscal 2013. As cash reserve ratio balances do not earn any interest income, these reductions had a positive impact on overall yield in fiscal 2013.

•
Interest on income tax refunds increased from Rs. 0.8 billion in fiscal 2012 to Rs. 2.7 billion in fiscal 2013. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are not consistent or predictable.

The cost of funds for the rupee portfolio increased by 21 basis points from 7.36% in fiscal 2012 to 7.57% in fiscal 2013 primarily due to the following factors:

•
The cost of rupee deposits increased from 6.39% in fiscal 2012 to 6.71% in fiscal 2013. The cost of rupee term deposits increased by 34 basis points from 8.75% in fiscal 2012 to 9.09% in fiscal 2013, reflecting the full impact of the systemic increase in deposit rates in fiscal 2012. This was partly offset by a decrease in cost of rupee borrowings from 10.97% in fiscal 2012 to 10.85% in fiscal 2013. The interest rate, offered by the Bank, for 390-days retail term deposit, was 8.50% at year-end fiscal 2011, 9.25% at year-end fiscal 2012 and 9.00% at year-end fiscal 2013.

The yield on our foreign currency portfolio decreased by 26 basis points from 4.78% in fiscal 2012 to 4.52% in fiscal 2013 primarily due to the following factors:

•
The yield on assets of ICICI Bank UK decreased primarily due to a decrease in the yield on loans and yield on investments. The decrease in yield was on account of a decrease in higher yielding loans and the sale and maturities of high yielding investments during fiscal 2013.

•
The yield on assets of ICICI Bank Canada decreased primarily due to a decline in the yield on loans and yield on investments. The yield on loans decreased on account of prepayments/repayments of higher yielding loans and an increase in the low yielding insured mortgages portfolio. The yield on investments decreased primarily on account of a decrease in investment in corporate bonds and an increase in investments in low yielding investments such as treasury bills in fiscal 2013.

•
The net interest income on non-trading interest rate swaps of ICICI Bank, which are undertaken to manage the market risk arising from assets and liabilities, decreased from Rs. 9.4 billion in fiscal 2012 to Rs. 6.8 billion in fiscal 2013 on account of maturity of swaps during fiscal 2013 in line with maturity of underlying borrowings.

However, there was an increase in the yield on overseas advances of ICICI Bank primarily due to new advances at higher rates and the repayment and prepayment of low yielding loans.

The cost of funds of the foreign currency funding decreased by 18 basis points from 3.50% in fiscal 2012 to 3.32% in fiscal 2013, due to the following factors:

•	The cost of funds for ICICI Bank’s foreign currency funding decreased primarily on account of a decrease in the cost of term deposits.

•
The cost of funds of ICICI Bank Canada decreased due to a decrease in the cost of deposits and the cost of borrowings. The cost of deposits decreased on account of a higher proportion of low cost savings account deposits and a reduction in interest rates offered on new term deposits during fiscal 2013. The cost of borrowings decreased on account of a decrease in cost of borrowings under securitized insured mortgages.

•
The cost of funds of ICICI Bank UK decreased primarily due to a decrease in the cost of deposits on account of a decrease in cost of term deposits and savings account deposits. Further, there was an increase in proportion of low cost savings account deposits in the deposit base. The above decrease was offset, in part, by an increase in the cost of borrowings on account of the maturity of lower cost borrowings during fiscal 2013.

During fiscal 2013, the Reserve Bank of India reduced the repo rate by 100 basis points to 7.50% and the cash reserve ratio by 75 basis points to 4.00% in response to easing inflation levels and slowdown in growth. As a result, wholesale funding rates had been on a declining trend during the first quarter of fiscal 2014. However, in July 2013, following the volatility in global markets, high current account deficit and the consequent sharp depreciation in the exchange rate, the Reserve Bank of India announced measures to stabilise the exchange rate. These measures included limits on banks' borrowing through the liquidity adjustment facility of the Reserve Bank of India, increase in the marginal standing facility rate from 8.25% to 10.25% and increase in the minimum daily cash reserve ratio of banks to 99.0% of the requirement from 70% earlier. These measures would result in tightening of liquidity in the banking sector and may result in an increase in wholesale funding costs. Going forward, the extent and timing of any change in interest rates will depend on systemic liquidity, the current account and balance of payments, the future movement of inflation and the evolving monetary stance.

Interest-earning assets

The average volume of interest-earning assets increased by 12.2% from Rs. 4,697.2 billion in fiscal 2012 to Rs. 5,272.5 billion in fiscal 2013. The increase in interest-earning assets was primarily due to an increase in average loans by Rs. 428.4 billion and an increase in average interest-earning investments by Rs. 144.0 billion.

Average loans increased by 15.7% from Rs. 2,720.9 billion in fiscal 2012 to Rs. 3,149.3 billion in fiscal 2013. Average rupee loans increased from Rs. 1,743.0 billion in fiscal 2012 to Rs. 2,048.6 billion in fiscal 2013, reflecting an increase in both domestic corporate and retail loans. Average foreign currency loans increased by 12.6% from Rs. 977.9 billion in fiscal 2012 to Rs. 1,100.7 billion in fiscal 2013, primarily due to the impact of the depreciation of the rupee against the U.S. dollar and an increase in the insured mortgage portfolio of ICICI Bank Canada. There was a decrease in average loans of ICICI Bank UK primarily on account of a decrease in corporate loans.

Average interest-earning investments increased by 8.7% from Rs. 1,646.8 billion in fiscal 2012 to Rs. 1,790.8 billion in fiscal 2013, primarily due to an increase in average interest-earning investments in Indian government securities by 14.8% from Rs. 866.2 billion in fiscal 2012 to Rs. 994.7 billion in fiscal 2013. Interest-earning investments, other than Indian government securities include investments in corporate bonds and debentures, certificates of deposits, commercial paper, the Rural Infrastructure Development Fund and related investments and investments in liquid mutual funds. Average investments of ICICI Bank Canada increased on account of an increase in investment in treasury bills. However, average investments of ICICI Bank UK decreased on account of a decrease in investments in bonds and treasury bills.

Interest-bearing liabilities

Average interest-bearing liabilities increased by 11.1% from Rs. 4,099.8 billion in fiscal 2012 to Rs. 4,556.1 billion in fiscal 2013 on account of an increase in both average deposits and average borrowings. Average term deposits increased from Rs. 1,647.8 billion in fiscal 2012 to Rs. 1,815.8 billion in fiscal 2013. Average current and savings account deposits increased from Rs. 986.4 billion in fiscal 2012 to Rs. 1,083.4 billion in fiscal 2013. Average borrowings increased from Rs. 1,465.7 billion in fiscal 2012 to Rs. 1,656.9 billion in fiscal 2013 due to an increase in overseas borrowings, participation certificates and call and short term borrowings. The overseas borrowings of ICICI Bank in rupee terms increased primarily due to the impact of rupee depreciation.

Average deposits of ICICI Bank UK decreased primarily due to a decline in average term deposits. Average borrowings of ICICI Bank UK decreased due to redemption/maturity of long term borrowings, offset, in part, by borrowings under repurchase transactions during fiscal 2013. Average borrowings of ICICI Bank Canada increased primarily on account of increase in borrowings under securitized insured mortgages. However, there was a decrease in average deposits of ICICI Bank Canada due to a decrease in average term deposits.

See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	63,155	Rs.	62,767	US$	1,151	(0.6)%
Profit/(loss) on treasury-related activities (net)(1)		16,908		23,994		440	41.9
Profit/(loss) on sale of land, buildings and other assets (net)		(37)		339		6	-
Premium and other operating income from insurance business		204,878		203,944		3,741	(0.5)
Miscellaneous income		1,730		2,154		40	24.4
Total non-interest income	Rs.	286,634	Rs.	293,198	US$	5,378	2.3%

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

Non-interest income primarily includes income pertaining to our insurance business, commission, exchange and brokerage income, profit/(loss) on treasury-related activities and other miscellaneous income. This analysis of non-interest income should be read against the backdrop of global and Indian economic developments, financial market activities, the competitive environment, client activity levels and our strategy, as detailed in earlier sections.

Non-interest income increased by 2.3% from Rs. 286.6 billion in fiscal 2012 to Rs. 293.2 billion in fiscal 2013 primarily due to an increase in profit on treasury-related activities.

Commission, exchange and brokerage

Commission, exchange and brokerage income primarily includes fees from our banking business as well as fee and brokerage income of our securities brokering, asset management and venture capital fund management subsidiaries. The fee income of our banking business is primarily includes fees from corporate clients such as loan processing fees, transaction banking fees and structuring fees and fees from retail customers such as loan processing fees, credit card fees and service charges on retail deposit accounts.

Commission, exchange and brokerage income decreased by 0.6% from Rs. 63.2 billion in fiscal 2012 to Rs. 62.8 billion in fiscal 2013 primarily due to a decrease in loan processing fees from corporate customers, offset, in part, by an increase in fee income from transaction banking fees, credit card fees and management fees from asset management services.

Loan processing fees decreased due to the continued slowdown in economic activities and higher interest rates resulting in deceleration in new project proposals and investment by corporate customers.

The management fees of our asset management subsidiary increased in fiscal 2013 compared to fiscal 2012 primarily due to an increase in fees on mutual funds operations on account of an increase in average assets under management.

Profit/(loss) on treasury-related activities (net)

Profit/(loss) on treasury-related activities includes income from the sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in the fixed income, equity and preference share portfolio, units of venture capital and private equity funds, units of mutual funds and security receipts issued by asset reconstruction companies. It also includes income from foreign exchange transactions, consisting of various foreign exchange and derivatives transactions with clients, including options and swaps, and from credit derivatives instruments including credit default swaps, credit-linked notes and collateralized debt obligations. Profit from treasury-related activities increased by 41.9% from Rs. 16.9 billion in fiscal 2012 to Rs. 24.0 billion in fiscal 2013.

The increase in income from treasury-related activities in fiscal 2013 was primarily due to higher gains on government securities and other fixed income positions, profit on security receipts compared to a loss in fiscal 2012 and higher income from foreign exchange and derivatives transactions with our clients. This increase was offset, in part, by lower profits from our equity portfolio and lower mark-to-market/realized profits on credit derivatives.

Our profit on the government securities portfolio and other fixed income positions increased from Rs. 3.6 billion in fiscal 2012 to Rs. 7.6 billion in fiscal 2013. During fiscal 2013, we capitalized on certain market opportunities to realize gains from the sale of our government and other domestic fixed income positions.

During fiscal 2013, there was a loss on our equity portfolio of Rs. 0.4 billion compared to profit of Rs. 0.7 billion in fiscal 2012 as equity markets were volatile in fiscal 2013.

During fiscal 2013, the Bank recorded realized/unrealized gain on security receipts of Rs. 0.5 billion, compared to a loss of Rs. 4.1 billion in fiscal 2012, primarily due to a improvement in net asset value and realized gains on redemption. At year-end fiscal 2013, the Bank had an outstanding net investment of Rs. 11.5 billion in security receipts issued by asset reconstruction companies in relation to the sale of non-performing assets.

We have credit exposures in the form of both funded and non-funded credit derivatives. The notional principal amount of funded instruments at year-end fiscal 2013 was Rs. 0.8 billion compared to Rs. 1.5 billion at year-end fiscal 2012. The notional principal amount of non-funded instruments at year-end fiscal 2013 was Rs. 3.5 billion compared to Rs. 11.1 billion at year-end fiscal 2012. During fiscal 2012 and fiscal 2013, softening of credit spreads and maturity of the portfolio resulted in a reduction in provision held against the credit derivatives portfolio. We had realized/unrealized gains of Rs. 0.1 billion during fiscal 2013 compared to a gain of Rs. 0.7 billion during fiscal 2012 on these credit derivatives instruments.

We offer various derivatives products, including options and swaps, to our clients primarily for their risk management purposes. We generally do not carry market risk on client derivatives positions as we manage our own risk in the inter-bank market. Profits or losses on account of currency movements on these transactions are borne by the clients. During fiscal 2009, due to high exchange rate volatility as a result of the global financial crisis, a number of clients experienced significant mark-to-market losses in derivatives transactions. On maturity or premature termination of the derivatives contracts, these mark-to-market losses became receivables owed to us. Some clients did not pay their derivatives contract obligations to us in a timely manner and, in some instances, clients filed lawsuits to avoid payment of derivatives contract obligations entirely. In other instances, at the request of clients, we converted overdue amounts owed to us into loans and advances. In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivatives contract receivables overdue for 90 days or more as non-performing assets. Pursuant to these guidelines, the Bank reverses derivatives contract receivables in our income statement when they are overdue for 90 days or more. Further, mark-to-market gains on other derivative contracts with the same counterparties mentioned above are reversed through the profit and loss account. After reversal, any subsequent recovery is accounted for only on actual receipt of payment. In fiscal 2013, we made a reversal of derivative income of Rs. 0.1 billion relating to receivables under derivatives contracts that were overdue for more than 90 days and related mark-to-market receivables from such counterparties compared to a reversal of income of Rs. 0.4 billion in fiscal 2012.

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

Our income from foreign exchange transactions with clients and from margins on derivatives transactions with clients increased from Rs. 12.0 billion in fiscal 2012 to Rs. 12.8 billion in fiscal 2013, primarily on account of an enhanced focus on large corporate customers, acquisition of new small and medium corporate clients and higher remittance fees/commissions during the year due to the depreciation in the rupee.

The investment portfolio of ICICI Bank UK decreased from Rs. 59.7 billion at year-end fiscal 2012 to Rs. 28.5 billion at year-end fiscal 2013. The investment portfolio included available-for-sale investments of Rs. 57.7 billion at year-end fiscal 2012 and Rs. 26.4 billion at year-end fiscal 2013 with the mark-to-market post-tax loss reflected in the shareholders’ equity of Rs. 2.0 billion at year-end fiscal 2012 and Rs. 0.9 billion at year-end fiscal 2013. The portfolio decreased primarily due to a decline in investment in bonds on account of sales and maturities, a decrease in investment in mortgage backed securities on account of redemptions and a decrease in investment in treasury bills.

Income relating to our insurance business

Income from our insurance business decreased marginally from Rs. 204.9 billion in fiscal 2012 to Rs. 203.9 billion in fiscal 2013, primarily due to a decrease in income from our life insurance business, from Rs. 167.5 billion in fiscal 2012 to Rs. 160.4 billion in fiscal 2013, offset in part by an increase in income from our general insurance business from Rs. 37.4 billion in fiscal 2012 to Rs. 43.5 billion in fiscal 2013. Income from our insurance business includes net premium income, fee and commission income and surrender charges, including income on foreclosure of policies by our life insurance business. Income from our life insurance business includes net premium income of Rs. 134.1 billion and fee and other life insurance related income of Rs. 26.3 billion in fiscal 2013, compared to net premium income of Rs. 139.1 billion and fee and other life insurance related income of Rs. 28.4 billion in fiscal 2012.

The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company decreased by 3.4% from Rs. 140.2 billion in fiscal 2012 to Rs. 135.4 billion in fiscal 2013. Renewal premium decreased by 8.9% from Rs. 95.8 billion in fiscal 2012 to Rs. 87.3 billion in fiscal 2013, and single premium business decreased by 22.5% from Rs. 8.0 billion in fiscal 2012 to Rs. 6.2 billion in fiscal 2013. Renewal premium decreased due to higher surrender of policies and a decline in new business volumes in the past few years, which is reflected in lower renewal premium during fiscal 2013. The new business premium from regular premium business increased by 15.1% from Rs. 36.4 billion in fiscal 2012 to Rs. 41.9 billion in fiscal 2013. ICICI Prudential Life Insurance Company’s fee and other life insurance related income decreased from Rs. 28.4 billion in fiscal 2012 to Rs. 26.3 billion in fiscal 2013. There was a decrease in surrender charges, including income on foreclosure of policies, offset, in part, by an increase in policy fees.

Income from our general insurance business includes net premium income amounting to Rs. 38.9 billion and commission income amounting to Rs. 4.6 billion in fiscal 2013, compared to net premium income of Rs. 34.6 billion and commission income of Rs. 2.8 billion in fiscal 2012.

The net premium income increased from Rs. 34.6 billion in fiscal 2012 to Rs. 38.9 billion in fiscal 2013 primarily due to the growth in motor insurance business and health insurance business. Commission income of ICICI Lombard General Insurance Company increased by 64.3% from Rs. 2.8 billion in fiscal 2012 to Rs. 4.6 billion in fiscal 2013, primarily due to an increase in commission on higher reinsurance ceded in motor and health business. Further, there was an increase in reinsurance commission on account of a new treaty entered for motor and health insurance business.

Miscellaneous income

Miscellaneous income increased from Rs. 1.7 billion in fiscal 2012 to Rs. 2.2 billion in fiscal 2013.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	51,013	Rs.	56,291	US$	1,032	10.3%
Depreciation on own property		6,292		5,926		109	(5.8)
Auditor’s fees and expenses		160		167		3	4.5
Depreciation on leased assets		423		328		6	(22.3)
Expenses pertaining to insurance business		179,254		173,517		3,183	(3.2)
Other administrative expenses		58,379		65,841		1,208	12.8
Total non-interest expenses	Rs.	295,521	Rs.	302,070	US$	5,541	2.2%

Non-interest expense primarily includes expenses relating to our insurance business, payment to and provision for employees and other administrative expenses. Operating expenses increased from Rs. 295.5 billion in fiscal 2012 to Rs. 302.1 billion in fiscal 2013 primarily due to an increase in payments to and provisions for employees and other administrative expenses offset, in part, by a decrease in expenses related to our insurance business.

Payments to and provisions for employees

Employee expenses increased by 10.3% from Rs. 51.0 billion in fiscal 2012 to Rs. 56.3 billion in fiscal 2013, reflecting an annual increase in salaries and an increase in our employee base. Our employee base, including sales executives, employees on fixed term contracts and interns, increased from 81,254 at year-end fiscal 2012 to 85,217 at year-end fiscal 2013.

The employee expenses of ICICI Bank increased by 10.5% from Rs. 35.2 billion in fiscal 2012 to Rs. 38.9 billion in fiscal 2013. Employee expenses increased primarily due to annual increments and an increase in the employee base, including sales executives, employees on fixed term contracts and interns, from 58,276 employees at year-end fiscal 2012 to 62,065 employees at year-end fiscal 2013. Pension costs decreased from Rs. 2.7 billion in fiscal 2012 to Rs. 2.4 billion in fiscal 2013.

Employee expenses for ICICI Prudential Life Insurance Company increased by 2.7% from Rs. 7.5 billion in fiscal 2012 to Rs. 7.7 billion in fiscal 2013, and for ICICI Lombard General Insurance Company increased by 14.8% from Rs. 2.7 billion in fiscal 2012 to Rs. 3.1 billion in fiscal 2013.

Depreciation

Depreciation on owned property decreased from Rs. 6.3 billion in fiscal 2012 to Rs. 5.9 billion in fiscal 2013. Depreciation on leased assets decreased from Rs. 0.4 billion in fiscal 2012 to Rs. 0.3 billion in fiscal 2013.

Other administrative expenses

Other administrative expenses increased by 12.8% from Rs. 58.4 billion in fiscal 2012 to Rs. 65.8 billion in fiscal 2013, primarily due to an increase in expenses of ICICI Bank and our general insurance subsidiary offset, in part, by a decrease in expenses of our life insurance subsidiary. The number of branches and extension counters of ICICI Bank in India increased from 2,752 at year-end fiscal 2012 to 3,100 at year-end fiscal 2013. ICICI Bank also increased its ATM network from 9,006 ATMs at year-end fiscal 2012 to 10,481 ATMs at year-end fiscal 2013. The number of branches and offices of our insurance subsidiaries decreased from 1,302 at year-end fiscal 2012 to 834 at year-end fiscal 2013. Advertisement and publicity expenses increased in fiscal 2013 primarily due to an increase in expenses of ICICI Bank and our general insurance subsidiary.

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). Expenses relating to our insurance business decreased by 3.2% from Rs. 179.3 billion in fiscal 2012 to Rs. 173.5 billion in fiscal 2013, primarily due to a decrease in the business volume of our life insurance subsidiary and a decrease in claims and benefit payouts of our general insurance business, offset, in part, by an increase in claims and benefit payouts of our life insurance subsidiary. The expenses related to our insurance business include expenses of our life insurance subsidiary amounting to Rs. 137.4 billion and of our general insurance subsidiary amounting to Rs. 36.1 billion in fiscal 2013, compared to expenses of Rs. 141.4 billion for our life insurance subsidiary and Rs. 37.9 billion for our general insurance subsidiary in fiscal 2012.

The expenses of our life insurance business include reserves for actuarial liability (including the investible portion of the premium on unit-linked policies) of Rs. 122.1 billion, claims and benefit payouts and commission expenses of Rs. 15.3 billion in fiscal 2013, compared to Rs. 132.5 billion of reserves for actuarial liability (including the investible portion of the premium on unit-linked policies), claims and benefit payouts and commission expenses of Rs. 8.9 billion in fiscal 2012.

During fiscal 2013, the reserves for the actuarial liability of the life insurance business (including the investible portion of the premium on unit-linked policies) decreased from Rs. 132.5 billion in fiscal 2012 to Rs. 122.1 billion in fiscal 2013, primarily due to a decrease in the volume of our unit-linked insurance business (including renewal) and our single premium business. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying asset or index chosen by the policy holder. The claims and benefit payouts and commission expenses increased from Rs. 8.9 billion in fiscal 2012 to Rs. 15.3 billion in fiscal 2013, primarily due to higher claims on account of higher maturities of policies and annuity payouts. In line with Indian accounting norms for insurance companies, we do not amortize the customer acquisition cost, but account for the expenses up front.

The expenses of our general insurance business decreased from Rs. 37.9 billion in fiscal 2012 to Rs. 36.1 billion in fiscal 2013. Claims and benefit payouts decreased from Rs. 36.0 billion in fiscal 2012 to Rs. 33.8 billion in fiscal 2013, primarily due to lower provisions on the third party risks on motor insurance. The commission expenses increased from Rs. 1.9 billion in fiscal 2012 to Rs. 2.3 billion in fiscal 2013, reflecting higher business volumes.

In accordance with the Insurance Regulatory and Development Authority guidelines, ICICI Lombard General Insurance Company, together with all other general insurance companies, participated in the Pool, administered by the General Insurance Corporation of India covering third party risks of commercial vehicles, from April 1, 2007. As per the Insurance Regulatory and Development Authority direction effective March 31, 2012, the Pool was dismantled on a clean cut basis and general insurance companies were required to recognize the Pool liabilities as per loss ratios estimated by the General Actuaries Department of the United Kingdom with the option to recognize the same over a three year period. ICICI Lombard General Insurance Company recognized the entire additional liabilities of Rs. 6.9 billion of the Pool in fiscal 2012. During fiscal 2013, the Appointed Actuary carried out re-assessment of liabilities relating to policies underwritten by ICICI Lombard General Insurance Company for risks incepted between April 1, 2007 and March 31, 2012. Based on the re-assessment, ICICI Lombard General Insurance Company recognized additional provision of Rs. 1.0 billion during fiscal 2013. See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and contingencies (excluding tax provisions)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	1,174	Rs.	1,718	US$	32	46.4%
Provision for non-performing and other assets		10,501		15,514		285	47.7
Provision for standard assets		288		1,350		25	-
Others		2,100		2,370		42	12.8
Total provisions and contingencies (excluding tax)	Rs.	14,063	Rs.	20,952	US$	384	49.0%

Provisions are generally made by ICICI Bank on standard, substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided/written off to the extent required by Reserve Bank of India guidelines. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provisions on non-performing retail loans are made at the borrower level in accordance with the provisioning policy of ICICI Bank. The specific provisions on retail loans held by ICICI Bank are higher than the minimum regulatory requirement. In addition to the specific provision on non-performing assets, ICICI Bank maintains a general provision on performing loans and advances at rates prescribed by the Reserve Bank of India. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and the Reserve Bank of India requirement. See also “Business—Loan portfolio—Classification of Loans”.

Provisions and contingencies (excluding provisions for tax) increased by 49.0% from Rs. 14.1 billion in fiscal 2012 to Rs. 21.0 billion in fiscal 2013, primarily due to an increase in provisions for non-performing and other assets. The provision for non-performing assets increased from Rs. 10.5 billion in fiscal 2012 to Rs. 15.5 billion in fiscal 2013. The provision, net of write-back of excess provisions, on commercial loans increased from Rs. 4.9 billion in fiscal 2012 to Rs. 14.6 billion in fiscal 2013, primarily on account of an increase in provisions on non-performing and restructured loans in the small & medium enterprises and corporate loans. Since fiscal 2012, the Indian economy has experienced a moderation in growth. Interest rates in the economy rose following tightening of monetary policy in response to high inflation. While inflation moderated and the central bank effected some reductions in policy rates, interest rates in general continue to be relatively high. The corporate sector has experienced a decline in sales and profit growth, and has also experienced elongation of working capital cycles and a high level of receivables. The Indian rupee has depreciated significantly vis-a-vis the U.S. dollar during this period. Further, corporate investment activity has been impacted by concerns over administrative clearances and issues around access to land and natural resources. For example, there have been concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies have found it difficult to access equity capital markets and several companies and sectors have relatively high leverage. Due to these and other factors, there has been an increase in the non-performing and restructured loans of Indian banks, including us.

Between fiscal 2008 and fiscal 2010 we experienced an increase in non-performing consumer loans due to the seasoning of the portfolio and a higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and the impact of the adverse macroeconomic environments. We experienced a sharp decline in additions to gross non-performing consumer loans since fiscal 2011, due to the measures initiated by the Bank to curb delinquencies and improved collection practices. This resulted in a decline in provisions, net of write-back of excess provision, against non-performing consumer loans from Rs. 7.1 billion in fiscal 2012 to Rs. 1.0 billion in fiscal 2013. The diminution in fair value of restructured loans (including the provision for funded interest) decreased from Rs. 3.5 billion in fiscal 2012 to Rs. 0.7 billion in fiscal 2013. See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets” and “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Restructured Loans”.

ICICI Bank’s provisioning coverage ratio at year-end fiscal 2013, computed in accordance with the Reserve Bank of India guidelines, was 76.8%.

Additional general provision of Rs. 1.4 billion was made on standard assets by the Bank during fiscal 2013, reflecting an increase in the loan portfolio. The Bank held a cumulative general provision of Rs. 16.2 billion at year-end fiscal 2013 compared to general provision of Rs. 14.8 billion at year-end fiscal 2012.

Provisions, including general provisions on performing assets, as a percentage of gross customer assets were 2.6% at year-end fiscal 2013 compared to 3.0% at year-end fiscal 2012.

Provision for investments increased from Rs. 1.2 billion in fiscal 2012 to Rs. 1.7 billion in fiscal 2013.

Provisions for Restructured Loans and Non-performing Assets

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines, except in the case of ICICI Home Finance Company and our overseas banking subsidiaries. ICICI Home Finance Company classifies its loans and other credit facilities in accordance with the guidelines of its regulator, the National Housing Bank. A loan made by any of our overseas banking subsidiaries is classified as impaired only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and the loss event has an impact on the estimated future cash flows of the loans that can be reliably estimated. Under Reserve Bank of India guidelines for term loans, such assets are classified as non-performing if any amount of interest or principal remains overdue for more than 90 days. For overdrafts or cash credits, assets are classified as non-performing if the account remains out of order continuously for a period of 90 days and, for bills, if the account remains overdue for more than 90 days. Further, non-performing assets are also classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. See also “Business—Classification of Loans”.

Our non-performing assets include loans and advances as well as credit substitutes, which are funded credit exposures. In compliance with regulations governing the presentation of financial information by banks, we report only non-performing loans and advances in our financial statements.

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of restructured loans.

	At March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)	Rs.	29,104	Rs.	52,717	US$	967	81.1%
Add: Loans restructured during the year		38,776		24,887		456	(35.8)
Add: Increase in loans outstanding to previously restructured loans		868		2,756		51	-
Less: Loans upgraded to standard category during the year		(8,986)		(2,609)		(48)	(71.0)
Less: Loans downgraded to non-performing category during the year		(1,233)		(4,491)		(82)	-
Less: Recoveries during the year		(5,812)		(5,953)		(109)	2.4
Gross restructured loans	Rs.	52,717	Rs.	67,307	US$	1,235	27.7
Provisions for restructured loans		(4,642)		(5,294)		(97)	14.0
Net restructured loans	Rs.	48,075	Rs.	62,013	US$	1,138	29.0
Average balance of net restructured loans(1)		37,056		51,709		948	39.5
Gross customer assets	Rs.	3,531,625	Rs.	4,001,517	US$	73,395	13.3%
Net customer assets		3,443,817		3,914,869		71,806	13.7
Gross restructured loans as a percentage of gross customer assets		1.5%		1.7%
Net restructured loans as a percentage of net customer assets		1.4%		1.6%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

(2)
Based on the Reserve bank of India guidelines effective fiscal 2013, entire borrower level outstanding of the restructured accounts are included. Accordingly, numbers for earlier years presented have also been re-classified.

Since fiscal 2012, the Indian economy has experienced a moderation in growth. Interest rates in the economy rose following tightening of monetary policy in response to high inflation. While inflation moderated and the central bank effected some reductions in policy rates, interest rates in general continue to be relatively high. The corporate sector has experienced a decline in sales and profit growth, and has also experienced elongation of working capital cycles and a high level of receivables. The Indian rupee has depreciated significantly vis-a-vis the U.S. dollar during this period. Further, corporate investment activity has been impacted by concerns over administrative clearances and issues around access to land and natural resources. For example, there have been concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies have found it difficult to access equity capital markets and several companies and sectors have relatively high leverage. Due to these and other factors, there has been an increase in the non-performing and restructured loans of Indian banks, including us.

During fiscal 2013, loans amounting to Rs. 24.9 billion were restructured as compared to Rs. 38.8 billion in fiscal 2012. Two non-performing borrower accounts were restructured for a second time during fiscal 2013. After restructuring, based on the satisfactory performance of the borrower over a period of atleast one year and after it reverts to the normal level of general provision for standard loans/risk weights for capital adequacy computations, the restructured account may be upgraded and removed from this category. During fiscal 2013, based on payment performance, the Bank upgraded certain borrower accounts with outstanding loans totaling Rs. 2.6 billion as compared to Rs. 9.0 billion during fiscal 2012. The gross restructured loans increased by 27.7% from Rs. 52.7 billion at year-end fiscal 2012 to Rs. 67.3 billion at year-end fiscal 2013, while the net restructured loans increased by 29.0% from Rs. 48.1 billion at year-end fiscal 2012 to Rs. 62.0 billion at year-end fiscal 2013. The net restructured loans were 1.6% of net customer assets at year-end fiscal 2013, compared to 1.4% at year-end fiscal 2012. At year-end fiscal 2013, the diminution in fair value of restructured loans (including the provision for funded interest) was Rs. 5.3 billion compared to Rs. 4.6 billion at year-end fiscal 2012. See also “- Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers— Restructured Loans”.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Gross non-performing assets(1)	Rs.	107,124	Rs.	107,165	US$	1,966	0.0%
Provisions for non-performing assets(1)		(79,875)		(78,016)		(1,431)	(2.3)
Net non-performing assets(1)	Rs.	27,249	Rs.	29,149	US$	535	7.0%
Gross customer assets	Rs.	3,531,625	Rs.	4,001,517	US$	73,395	13.3%
Net customer assets		3,443,817		3,914,869		71,806	13.7
Gross non-performing assets as a percentage of gross customer assets		3.0%		2.7%
Net non-performing assets as a percentage of net customer assets		0.8%		0.7%

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

Gross additions to non-performing assets in fiscal 2013 were higher at Rs. 38.9 billion as compared to Rs. 35.8 billion in fiscal 2012. During fiscal 2013, we upgraded non-performing assets amounting to Rs. 8.1 billion and made recoveries against non-performing assets amounting to Rs. 12.6 billion. During fiscal 2013, loans amounting to Rs. 18.1 billion were written-off as compared to Rs. 12.3 billion in fiscal 2012. As a result, gross non-performing assets increased marginally from Rs. 107.1 billion at year-end fiscal 2012 to Rs. 107.2 billion at year-end fiscal 2013.

Gross additions to non-performing consumer loans, declined from Rs. 18.6 billion in fiscal 2012 to Rs. 9.9 billion during fiscal 2013. Gross additions to non-performing commercial loans increased from Rs. 17.2 billion in fiscal 2012 to Rs. 29.0 billion in fiscal 2013. Non-performing loans in the banking system in India increased during fiscal 2012 and fiscal 2013. See also “-Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets”.

 In fiscal 2012, the Bank sold two commercial loans with aggregate book value (net of provision) of Rs. 44 million to an asset reconstruction company. In fiscal 2013, the Bank sold four commercial loans with aggregate book value (net of provision) of Rs. 83 million to an asset reconstruction company. See also “Business—Classification of Loans—Non-Performing Asset Strategy”.

As a percentage of net customer assets, net non-performing assets were 0.7% at year-end fiscal 2013, compared to 0.8% at year-end fiscal 2012.

Tax Expense

Income tax expense increased by 26.9% from Rs. 27.5 billion in fiscal 2012 to Rs. 34.9 billion in fiscal 2013 due to an increase in profit before tax. The effective tax rate remained at a similar level of 25.6% in fiscal 2013 compared to 25.7% in fiscal 2012.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	411,563	Rs.	493,709	US$	9,056	20.0%
Investments		2,398,641		2,556,667		46,894	6.6
Advances (net of provisions)		2,921,254		3,299,741		60,524	13.0
Fixed assets		54,320		54,735		1,004	0.8
Other assets(1)		407,091		343,365		6,297	(15.7)
Total assets	Rs.	6,192,869	Rs.	6,748,217	US$	123,775	9.0%

1.
The Bank has presented mark-to-market gain or loss on forex and derivatives transactions on a gross basis. This was previously presented on a net basis, and the net positive mark-to-market was recorded in ‘Other Assets’, while the net negative mark-to-market was recorded in ‘Other Liabilities’. Accordingly, the gross positive mark-to-market amounting to Rs. 113.2 billion has been included in other assets at year-end fiscal 2013. Consequent to the change, other assets have increased by Rs. 151.0 billion at year-end fiscal 2012.

Our total assets increased by 9.0% from Rs. 6,192.9 billion at year-end fiscal 2012 to Rs. 6,748.2 billion at year-end fiscal 2013 primarily due to an increase in net advances and investments. Net advances increased by 13.0% from Rs. 2,921.3 billion at year-end fiscal 2012 to Rs. 3,299.7 billion at year-end fiscal 2013. Investments increased by 6.6% from Rs. 2,398.6 billion at year-end fiscal 2012 to Rs. 2,556.7 billion at year-end fiscal 2013.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents increased from Rs. 411.6 billion at year-end fiscal 2012 to Rs. 493.7 billion at year-end fiscal 2013. The increase was primarily due to an increase in term money lending and call money lending. The balances with the Reserve Bank of India decreased from Rs. 157.9 billion at year-end fiscal 2012 to Rs. 143.8 billion at year-end fiscal 2013 primarily due to reduction in cash reserve ratio requirement by 75 basis points from 4.75% at year-end fiscal 2012 to 4.00% at year-end fiscal 2013.

Investments

Total investments increased by 6.6% from Rs. 2,398.6 billion at year-end fiscal 2012 to Rs. 2,556.7 billion at year-end fiscal 2013, primarily due to an increase in investments in government securities, investments in the Rural Infrastructure Development Fund and in other related investments in lieu of a shortfall in meeting directed lending requirements, pass-through-certificates, and commercial paper and certificates of deposit by ICICI Bank. This was offset, in part, by a decrease in investments in mutual funds and corporate bonds and debentures. The investment of ICICI Bank in government securities increased from Rs. 873.9 billion in fiscal 2012 to Rs. 930.3 billion in fiscal 2013. We had an investment in government securities in India of Rs. 1,097.6 billion at year-end fiscal 2013, compared to Rs. 993.5 billion at year-end fiscal 2012.

The investments of ICICI Prudential Life Insurance Company increased from Rs. 685.9 billion at year-end fiscal 2012 to Rs. 720.3 billion at year-end fiscal 2013. The investments, other than held to cover linked liabilities, increased from Rs. 107.7 billion at year-end fiscal 2012 to Rs. 145.1 billion at year-end fiscal 2013 primarily on account of increase in investment in government securities.

Investments of our overseas banking subsidiaries decreased primarily due to a decline in the investment portfolio of ICICI Bank UK offset, in part, by an increase in the investment portfolio of ICICI Bank Canada. ICICI Bank UK’s investment portfolio declined from Rs. 59.7 billion at year-end fiscal 2012 to Rs. 28.5 billion at year-end fiscal 2013 primarily due to a decline in investment in bonds on account of sales and maturities, a decrease in investment in mortgage backed securities on account of redemptions, and a decrease in investment in treasury bills. ICICI Bank Canada’s investment portfolio increased by 9.9% from Rs. 53.6 billion at year-end fiscal 2012 to Rs. 58.9 billion at year-end fiscal 2013 primarily due to an increase in investments in treasury bills.

Investments of ICICI Securities Primary Dealership limited increased by 26.5% from Rs. 76.7 billion at year-end fiscal 2012 to Rs. 97.0 billion at year-end fiscal 2013 primarily due to an increase in investments in government securities, bonds and debentures.

At year-end fiscal 2013, we had outstanding net investment of Rs. 0.8 billion in funded credit derivatives as compared to Rs. 1.5 billion at year-end fiscal 2012. At year-end fiscal 2013, the Bank had an outstanding net investment of Rs. 11.5 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets, compared to Rs. 18.3 billion at year-end fiscal 2012. See also “Business—Overview of Our Products and Services—Treasury”.

Advances

Net advances increased by 13.0% from Rs. 2,921.3 billion at year-end fiscal 2012 to Rs. 3,299.7 billion at year-end fiscal 2013 primarily due to an increase in domestic corporate and retail loans and an increase in ICICI Bank Canada’s loans primarily due to increase in securitized insured mortgages, commercial loans and commercial mortgages.

Net retail advances of ICICI Bank increased by 11.4% from Rs. 963.6 billion at year-end fiscal 2012 to Rs. 1,073.6 billion at year-end fiscal 2013. Net advances of the overseas branches (including the offshore banking unit) of ICICI Bank decreased in U.S. dollar terms by 0.7% from US$ 13.6 billion at year-end fiscal 2012 to US$ 13.5 billion at year-end fiscal 2013. In rupee terms, net advances of overseas branches (including offshore banking unit) increased by 5.7% from Rs. 694.0 billion at year-end fiscal 2012 to Rs. 733.6 billion at year-end fiscal 2013 due to rupee depreciation.

Net advances of overseas banking subsidiaries decreased in U.S. dollar terms by 1.5% from US$ 6.6 billion at year-end fiscal 2012 to US$ 6.5 billion at year-end fiscal 2013, however, in rupee terms, the net advances increased by 4.1% from Rs. 337.7 billion at year-end fiscal 2012 to Rs. 351.7 billion at year-end fiscal 2013 due to rupee depreciation. Advances of ICICI Bank Canada increased primarily due to an increase in the insured mortgages portfolio. Advances of ICICI Bank UK, in U.S. dollar terms, decreased from US$ 2.4 billion (Rs. 123.8 billion) at year-end fiscal 2012 to US$ 2.3 billion (Rs. l26.0 billion) at year-end fiscal 2013. Going forward, ICICI Bank UK will look at selective lending opportunities to highly rated entities, including trade and transaction banking products and smaller term loans to multinational corporations and subsidiaries of Indian companies in the United Kingdom and Europe. See also “Business – Loan Portfolio”.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased marginally by 0.8% from Rs. 54.3 billion at year-end fiscal 2012 to Rs. 54.7 billion at year-end fiscal 2013. Other assets decreased by 15.7% from Rs. 407.1 billion at year-end fiscal 2012 to Rs. 343.4 billion at year-end fiscal 2013 primarily due to a decrease in mark-to-market on forex and derivatives trading transactions.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Deposits	Rs.	2,819,505	Rs.	3,147,705	US$	57,735	11.6%
Borrowings(1)		1,612,966		1,728,882		31,711	7.2
Other liabilities(2),(3)		1,133,356		1,166,948		21,404	3.0
Minority interest		14,277		17,058		313	19.5
Total liabilities		5,580,104		6,060,593		111,163	8.6
Equity share capital		11,528		11,536		212	0.1
Reserves and surplus(4)		601,237		676,088		12,400	12.4
Total liabilities (including capital and reserves)	Rs.	6,192,869	Rs.	6,748,217	US$	123,775	9.0%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

(2)	Includes proposed dividend (including corporate dividend tax) of Rs. 26.4 billion for fiscal 2013 (fiscal 2012: Rs. 21.5 billion).

(3)
The Bank has presented mark-to-market gain or loss on forex and derivatives transactions on a gross basis. This was previously presented on a net basis, and the net positive mark-to-market was recorded in ‘Other Assets’, while the net negative mark-to-market was recorded in ‘Other Liabilities’. Accordingly, the gross negative mark-to-market amounting to Rs. 108.3 billion has been included in other liabilities at year-end fiscal 2013. Consequent to the change, other liabilities have increased by Rs. 151.0 billion at year-end fiscal 2012.

(4)	Includes Employees Stock Options Outstanding.

Our total liabilities (including capital and reserves) increased by 9.0% from Rs. 6,192.9 billion at year-end fiscal 2012 to Rs. 6,748.2 billion at year-end fiscal 2013, primarily due to an increase in deposits and borrowings.

Deposits

Deposits increased by 11.6% from Rs. 2,819.5 billion at year-end fiscal 2012 to Rs. 3,147.7 billion at year-end fiscal 2013. Term deposits of ICICI Bank increased from Rs. 1,444.8 billion at year-end fiscal 2012 to Rs. 1,700.4 billion at year-end fiscal 2013, while savings account deposits increased from Rs. 760.5 billion at year-end fiscal 2012 to Rs. 856.5 billion at year-end fiscal 2013; current deposits increased from Rs. 349.7 billion at year-end fiscal 2012 to Rs. 369.3 billion at year-end fiscal 2013. The current and savings account deposits of ICICI Bank increased from Rs. 1,110.2 billion at year-end fiscal 2012 to Rs. 1,225.8 billion at year-end fiscal 2013.

The deposits of ICICI Bank UK decreased from Rs. 122.7 billion at year-end fiscal 2012 to Rs. 97.7 billion at year-end fiscal 2013, primarily due to maturity of term deposits and reduction in the savings account deposits. The deposits of ICICI Bank Canada decreased from Rs. 147.0 billion at year-end fiscal 2012 to Rs. 128.8 billion at year-end fiscal 2013, primarily due to a decrease in term deposits from Rs. 104.3 billion at year-end fiscal 2012 to Rs. 85.7 billion at year-end fiscal 2013.

Our total term deposits increased from Rs. 1,631.7 billion at year-end fiscal 2012 to Rs. 1,846.3 billion at year-end fiscal 2013, while savings deposits increased from Rs. 829.1 billion at year-end fiscal 2012 to Rs. 921.7 billion at year-end fiscal 2013. Total deposits at year-end fiscal 2013 formed 64.5% of our funding (i.e., deposits and borrowings, including subordinated debt and redeemable non-cumulative preference shares). See also “Business—Funding”.

Borrowings

Borrowings (including redeemable non-cumulative preference shares and subordinated debt) increased by 7.2% from Rs. 1,613.0 billion at year-end fiscal 2012 to Rs. 1,728.9 billion at year-end fiscal 2013. The increase in borrowings of ICICI Bank was on account of debt capital instruments borrowings, refinance borrowings, short-term borrowings and overseas borrowings. The above increase was offset by a decrease in borrowings under the Liquidity Adjustment Facility with the Reserve Bank of India at year-end fiscal 2013. The increase in overseas borrowing was primarily due to rupee depreciation. The borrowings of overseas branches of ICICI Bank (including our offshore banking unit) decreased in USD terms by 5.4% from US$ 13.0 billion at year-end fiscal 2012 to US$ 12.3 billion at year-end fiscal 2013. In rupee terms, borrowings of overseas branches (including our offshore banking unit) increased marginally by 1.0% from Rs. 661.9 billion at year-end fiscal 2012 to Rs. 668.7 billion at year-end fiscal 2013.

Further, there was an increase in borrowings of ICICI Bank Canada due to an increase in securitized borrowings of insured mortgages. The borrowings of ICICI Bank UK increased due to increase in bonds issued and borrowings under repurchase transactions during fiscal 2013. See also “Business—Funding”.

Other liabilities

Other liabilities primarily consist of liabilities on insurance policies in force, pertaining to our insurance subsidiaries and proposed dividend, including corporate dividend tax. Other liabilities increased by 3.0% from Rs. 1,133.4 billion at year-end fiscal 2012 to Rs. 1,166.9 billion at year-end fiscal 2013 primarily due to an increase in liabilities on policies in force of our life insurance business from Rs. 662.3 billion at year-end fiscal 2012 to Rs. 689.1 billion at year-end fiscal 2013. This increase in liabilities on insurance policies in force was due to improved market conditions and an increase in non-linked assets during fiscal 2013.

Other liabilities include proposed dividends (including corporate dividend tax) of Rs. 26.4 billion for fiscal 2013 compared to Rs. 21.5 billion in fiscal 2012. In India, dividends declared for a fiscal year are normally paid in the following year. We declared a dividend of Rs. 16.50 per equity share for fiscal 2012, which was paid in fiscal 2013. We declared a dividend of Rs. 20.00 per equity share for fiscal 2013, which was paid in fiscal 2014.

Equity share capital and reserves

Stockholders’ equity increased from Rs. 612.8 billion at year-end fiscal 2012 to Rs. 687.6 billion at year-end fiscal 2013 primarily due to the annual accretion to reserves out of profit for fiscal 2013.

Fiscal 2012 to Fiscal 2011

Summary

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

Net non-performing assets decreased by 15.0% from Rs. 32.1 billion at year-end fiscal 2011 to Rs. 27.2 billion at year-end fiscal 2012, reflecting primarily the lower net additions to non-performing retail assets. Net restructured assets increased from Rs. 28.2 billion at year-end 2011 to Rs. 48.1 billion at year-end fiscal 2012, primarily due to the restructuring of loans to microfinance institutions and certain corporate clients during fiscal 2012.

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

The risk-based capital ratios of ICICI Bank on an unconsolidated basis at year-end fiscal 2012, calculated in accordance with the Reserve Bank of India’s Basel II guidelines, include a Tier 1 risk-based capital ratio of 12.7% and a total risk-based capital ratio of 18.5%, compared to a Tier 1 risk-based capital ratio of 13.2% and a total risk-based capital ratio of 19.5% at year-end fiscal 2011. Our risk-based capital ratios on a consolidated basis at year-end fiscal 2012, calculated in accordance with the Reserve Bank of India’s Basel II guidelines and guidelines on consolidated prudential return, include a Tier 1 risk-based capital ratio of 12.8% and a total risk-based capital ratio of 19.6%, compared to a Tier 1 risk-based capital ratio of 12.7% and a total risk-based capital ratio of 19.9% at year-end fiscal 2011.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Interest income(1)	Rs.	300,814	Rs.	379,948	US$	6,969	26.3%
Interest expense		(193,426)		(250,132)		(4,588)	29.3%
Net interest income	Rs.	107,388	Rs.	129,816	US$	2,381	20.9%

(1)	Tax exempt income has not been recalculated on a tax-equivalent basis.

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

•
The cost of refinancing borrowings and call and term borrowings increased in fiscal 2012, in line with the upward movement in market rates. The cost of rupee borrowings increased from 8.74% in fiscal 2011 to 10.97% in fiscal 2012.

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

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	65,978	Rs.	63,155	US$	1,158	(4.3)%
Profit/(loss) on treasury-related activities (net)(1)		11,808		16,908		310	43.2

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Profit/(loss) on sale of land, buildings and other assets (net)		300		(37)		(1)	-
Premium and other operating income from insurance business		236,030		204,878		3,758	(13.2)
Miscellaneous income		1,017		1,730		32	70.1
Total non-interest income	Rs.	315,133	Rs.	286,634	US$	5,257	(9.0)%

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

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

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	43,926	Rs.	51,013	US$	936	16.1%
Depreciation on own property		6,608		6,292		115	(4.8)
Auditor’s fees and expenses		161		160		3	(0.6)
Depreciation on leased assets		789		423		8	(46.4)
Expenses pertaining to insurance business		209,029		179,254		3,288	(14.2)
Other administrative expenses		52,511		58,379		1,070	11.2
Total non-interest expenses	Rs.	313,024	Rs.	295,521	US$	5,420	(5.6)

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

Other administrative expenses

Other administrative expenses increased from Rs. 52.5 billion in fiscal 2011 to Rs. 58.4 billion in fiscal 2012, primarily due to an increase in our branch and ATM network. The number of branches and extension counters (excluding foreign branches and offshore banking units) of ICICI Bank increased from 2,529 at year-end fiscal 2011 to 2,752 at year-end fiscal 2012. ICICI Bank also increased its ATM network from 6,104 ATMs at year-end fiscal 2011 to 9,006 ATMs at year-end fiscal 2012. The number of branches and offices of our insurance subsidiaries decreased from 1,714 at year-end fiscal 2011 to 1,302 at year-end fiscal 2012. Advertisement and publicity expenses increased in fiscal 2012 primarily due to the increase in expenses of our insurance subsidiaries.

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

During fiscal 2012, the reserves for the actuarial liability of the life insurance business (including the investible portion of the premium on unit-linked policies) decreased from Rs. 172.9 billion in fiscal 2011 to Rs. 132.5 billion in fiscal 2012 primarily due to a decrease in the volume of our unit-linked insurance business (including renewal) and our single premium business. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying asset or index chosen by the policy holder. The claims and benefit payouts and commission expenses increased from Rs. 6.9 billion in fiscal 2011 to Rs. 8.9 billion in fiscal 2012 primarily due to higher claims on account of higher maturities of policies and annuity payouts. In line with Indian accounting norms for insurance companies, we do not amortize the customer acquisition cost, but account for the expenses upfront.

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

Provisions and contingencies (excluding tax provisions)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	3,163	Rs.	1,174	US$	22	(62.9)%
Provision for non-performing and other assets		20,515		10,501		193	(48.8)
Provision for standard assets		40		288		5	-
Others		1,882		2,100		38	11.6
Total provisions and contingencies (excluding tax)	Rs.	25,600	Rs.	14,063	US$	258	(45.1)%

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

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of restructured loans. All loans to a borrower for whom only loan facility has been restructured are included as restructured loans.

	At March 31,
	2011		2012		2012		2012/2011 % Change
	(in millions, except percentages)
Opening balance (gross loans)	Rs.	69,238	Rs.	29,104	US$	534	(58.0)%
Add: Loans restructured during the year		18,982		38,776		711	104.3
Add: Increase in loans outstanding to previously restructured loans		220		868		16	294.5

	At March 31,
	2011		2012		2012		2012/2011 % Change
	(in millions, except percentages)
Less: Loans upgraded to standard category during the year		(47,238)		(8,986)		(165)	(81.0)
Less: Loans downgraded to non-performing category during the year		(2,295)		(1,233)		(23)	(46.3)
Less: Recoveries during the year		(9,803)		(5,812)		(106)	(40.7)
Gross restructured loans	Rs.	29,104	Rs.	52,717	US$	967	81.1
Provisions for restructured loans		(940)		(4,642)		(85)	393.8
Net restructured loans	Rs.	28,164	Rs.	48,075	US$	882	70.7
Average balance of net restructured loans(1)		41,919		37,056		680	(11.6)
Gross customer assets	Rs.	3,108,740	Rs.	3,531,625	US$	64,777	13.6
Net customer assets		3,024,694		3,443,817		63,166	13.9%
Gross restructured loans as a percentage of gross customer assets		0.9%		1.5%
Net restructured loans as a percentage of net customer assets		0.9%		1.4%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the year.
(2)	Represents entire borrower level outstanding of the restructured accounts.

A fully secured standard loan can be restructured by rescheduling principal repayments and/or the interest on the loan, but it must then be separately disclosed as a restructured loan in the year of restructuring. The Reserve Bank of India stipulates certain conditions in order to continue to classify a restructured standard loan as a standard asset. The restructured loans continue to be classified as such until they complete atleast one year of payment in accordance with the restructured terms.

During fiscal 2012, loans amounting to Rs. 38.8 billion were restructured as compared to Rs. 19.0 billion in fiscal 2011, primarily due to restructuring of loans to microfinance institutions and certain corporations during fiscal 2012. During fiscal 2012, there was a moderation in economic activity in India and an increase in interest rates following continued inflation concerns. Further, volatility in capital markets due to global and domestic concerns limited the ability of corporations to access capital markets. In addition, banks including us, restructured a portion of their loans to micro-finance institution. As a result of the above, there has been an increase in restructured loans for the banking system in fiscal 2012, including for us. No loans were restructured second time during fiscal 2012. During fiscal 2012, based on payment performance the Bank upgraded certain borrower accounts totaling Rs. 9.0 billion, as compared to Rs. 47.2 billion during fiscal 2011. The gross restructured loans increased by 81.1% from Rs. 29.1 billion at year-end fiscal 2011 to Rs. 52.7 billion at year-end fiscal 2012, while the net restructured loans increased by 70.7% from Rs. 28.2 billion at year-end 2011 to Rs. 48.1 billion at year-end fiscal 2012. The net restructured loans were 1.4% as a percentage of net customer assets at year-end fiscal 2012, compared to 0.9% at year-end fiscal 2011. At year-end fiscal 2012, the diminution in fair value of restructured loans (including the provision for funded interest) was Rs. 4.6 billion as against Rs. 0.9 billion at year-end fiscal 2011.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.
	At March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Gross non-performing assets(1)	Rs.	111,575	Rs.	107,124	US$	1,965	(4.0)%
Provisions for non-performing assets(1)		(79,501)		(79,875)		(1,465)	0.5
Net non-performing assets(1)	Rs.	32,074	Rs.	27,249	US$	500	(15.0)%

Gross customer assets	Rs.	3,108,740	Rs.	3,531,625	US$	64,777	13.6%
Net customer assets		3,024,694		3,443,817		63,166	13.9
Gross restructured loans as a percentage of gross customer assets		3.6%		3.0%

	At March 31,
	2011	2012	2012	2012/2011 % change
	(in millions, except percentages)
Net non-performing assets as a percentage of net customer assets	1.1%	0.8%

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

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

We experienced an increase in non-performing assets in our consumer loans portfolio in fiscal 2009 due to the seasoning of the portfolio and a higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and the impact of the adverse macroeconomic environments. While additions to gross non-performing assets in our consumer loans remained high in fiscal 2010, we experienced a sharp decline in additions to gross non-performing consumer loans in fiscal 2011 and fiscal 2012, due to the measures initiated by the Bank to curb delinquencies and improved collection practices. See also “Business—Classification of Loans— Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets”. Gross additions to non-performing consumer loans, which were Rs. 55.8 billion in fiscal 2010, declined sharply to Rs. 18.5 billion during fiscal 2011 and remained at similar level of Rs. 18.6 billion in fiscal 2012. Gross additions to non-performing commercial loans increased from Rs. 14.6 billion in fiscal 2011 to Rs. 17.2 billion in fiscal 2012.

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

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	393,853	Rs.	411,563	US$	7,549	4.5%
Investments		2,096,528		2,398,641		43,996	14.4
Advances (net of provisions)		2,560,193		2,921,254		53,581	14.1
Fixed assets		54,895		54,320		996	(1.0)
Other assets(1)		366,438		407,091		7,467	11.1
Total assets	Rs.	5,471,907	Rs.	6,192,869	Rs.	113,589	13.2%

(1)
The Bank has presented mark-to-market gain or loss on forex and derivatives transactions on gross basis. This was previously presented on a net basis and the net positive mark-to-market was recorded in ‘Other Assets’ and the net negative mark-to-market was recorded in ‘Other Liabilities’. Consequent to the change, Other assets have increased by Rs. 151.0 billion at year-end fiscal 2012 and by Rs. 134.2 billion at year-end fiscal 2011.

Our total assets increased by 13.2% from Rs. 5,471.9 billion at year-end fiscal 2011 to Rs. 6,192.87 billion at year-end fiscal 2012, primarily due to an increase in net advances and investments. Net advances increased by 14.1% from Rs. 2,560.2 billion at year-end fiscal 2011 to Rs. 2,921.3 billion at year-end fiscal 2012. Investments increased by 14.4% from Rs. 2,096.5 billion at year-end fiscal 2011 to Rs. 2,398.6 billion at year-end fiscal 2012.

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

Investments

Total investments increased by 14.4% from Rs. 2,096.5 billion at year-end fiscal 2011 to Rs. 2,398.6 billion at year-end fiscal 2012, primarily due to an increase in investments in government securities, corporate bonds and debentures, investments in the Rural Infrastructure Development Fund and in other related investments in lieu of a shortfall in meeting directed lending requirements and certificates of deposit by ICICI Bank. This was offset, in part, by a decrease in investments in mutual funds, funded credit derivatives and pass-through-certificates. Further, the transactions of ICICI Bank with the Reserve Bank of India under the Liquidity Adjustment Facility, previously accounted for as purchase and sale transactions, were accounted for as borrowing and lending transactions at year-end fiscal 2012, as a result of which investments were higher by Rs. 168.0 billion at year-end fiscal 2012. The investment of ICICI Bank in government securities increased from Rs. 650.1 billion in fiscal 2011 to Rs. 873.9 billion in fiscal 2012. Further, there was a decrease in investments held to cover linked liabilities of ICICI Prudential Life Insurance Company. Investments held to cover the liabilities on unit-linked insurance policies of ICICI Prudential Life Insurance Company decreased by 1.7% from Rs. 588.3 billion at year-end fiscal 2011 to Rs. 578.2 billion at year-end fiscal 2012. The decrease in linked assets under management is primarily attributable to lower new business premium and mark-to-market losses on investments held for unit-linked business (the risks and rewards on unit-linked business lie to a large extent with the policy holders).

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

Net retail advances of ICICI Bank increased by 13.3% from Rs. 850.5 billion at year-end fiscal 2011 to Rs. 963.6 billion at year-end fiscal 2012. Net advances of the overseas branches (including the offshore banking unit) of ICICI Bank increased in U.S. dollar terms by 9.7% from US$ 12.4 billion at year-end fiscal 2011 to US$ 13.6 billion at year-end fiscal 2012. In rupee terms, net advances of overseas branches (including offshore banking unit) increased by 26.0% from Rs. 551.0 billion at year-end fiscal 2011 to Rs. 694.0 billion at year-end fiscal 2012. Net advances of overseas banking subsidiaries decreased in U.S. dollar terms by 12.0% from US$ 7.5 billion at year-end fiscal 2011 to US$ 6.6 billion at year-end fiscal 2012, however in rupee terms, the net advances increased marginally by 1.5% from Rs. 332.8 billion at year-end fiscal 2011 to Rs. 337.7 billion at year-end fiscal 2012 due to rupee depreciation.

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

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets decreased marginally by 1.0% from Rs. 54.9 billion at year-end fiscal 2011 to Rs. 54.3 billion at year-end fiscal 2012. Other assets increased by 11.1% from Rs. 366.4 billion at year-end fiscal 2011 to Rs. 407.1 billion at year-end fiscal 2012.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Deposits	Rs.	2,591,060	Rs.	2,819,505	US$	51,715	8.8%
Borrowings(1)		1,258,389		1,612,966		29,585	28.2
Other liabilities(2),(3)		1,055,851		1,133,356		20,788	7.3
Minority interest		13,582		14,277		262	5.1
Total liabilities		4,918,882		5,580,104		102,350	13.4
Equity share capital		11,518		11,528		211	0.1
Reserves and surplus(4)		541,507		601,237		11,028	11.0
Total liabilities (including capital and reserves)	Rs.	5,471,907	Rs.	6,192,869	US$	113,589	13.2%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.
(2)	Includes proposed dividend (including corporate dividend tax) of Rs. 21.5 billion for fiscal 2012 (fiscal 2011: Rs. 18.4 billion).

(3)
The Bank has presented mark-to-market gain or loss on forex and derivatives transactions on gross basis. This was previously presented on a net basis and the net positive mark-to-market was recorded in ‘Other Assets’ and the net negative mark-to-market was recorded in ‘Other Liabilities’. Consequent to the change, other liabilities have increased by Rs. 151.0 billion at year-end fiscal 2012 and by Rs. 134.2 billion at year-end fiscal 2011.

(4)	Includes Employees Stock Options Outstanding.

Our total liabilities (including capital and reserves) increased by 13.2% from Rs. 5,471.9 billion at year-end fiscal 2011 to Rs. 6,192.9 billion at year-end fiscal 2012, primarily due to an increase in deposits and borrowings.

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

Borrowings

Borrowings (including redeemable non-cumulative preference shares and subordinated debt) increased by 28.2% from Rs. 1,258.4 billion at year-end fiscal 2011 to Rs. 1,613.0 billion at year-end fiscal 2012. The transactions of ICICI Bank with the Reserve Bank of India under the Liquidity Adjustment Facility, previously accounted for as purchase and sale transactions, were accounted for as borrowing and lending transactions at year-end fiscal 2012. At year-end fiscal 2012, Rs. 168.0 billion was recorded as borrowings under the Liquidity Adjustment Facility. Further, the increase in borrowings of ICICI Bank was on account of overseas borrowings, bond borrowings and short-term borrowings. The borrowings of overseas branches of ICICI Bank (including our offshore banking unit) increased in USD terms by 5.7% from US$ 12.3 billion at year-end fiscal 2011 to US$ 13.0 billion at year-end fiscal 2012. In rupee terms, borrowings of overseas branches (including our offshore banking unit) increased by 20.2% from Rs. 550.5 billion at year-end fiscal 2011 to Rs. 661.9 billion at year-end fiscal 2012.

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

Other liabilities

Other liabilities primarily consist of liabilities on insurance policies in force, pertaining to our insurance subsidiaries and proposed dividend, including corporate dividend tax. Other liabilities increased by 7.3% from Rs. 1,055.9 billion at year-end fiscal 2011 to Rs. 1,133.4 billion at year-end fiscal 2012 primarily due to an increase in liabilities on policies in force of our life insurance business from Rs. 644.8 billion at year-end fiscal 2011 to Rs. 662.3 billion at year-end fiscal 2012. This increase in liabilities on insurance policies in force was in line with the increase in non-linked business during fiscal 2012.

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

The following table sets forth, at the dates indicated, the notional amount of foreign exchange and interest rate derivatives contracts.

	Notional principal amounts								Balance sheet fair value(1)
	At March 31,								At March 31,
	2011		2012		2013		2013		2011		2012		2013		2013
	(in millions)
Interest rate products:
Swap agreements	Rs.	4,786,591	Rs.	3,611,341	Rs.	3,416,506	US$	62,665	Rs.	15,044	Rs.	27,017	Rs.	26,282	US$	482
Others		256,027		214,565		95,195		1,746		188		53		30		1
Total interest rate products	Rs.	5,042,618	Rs.	3,825,906	Rs.	3,511,701	US$	64,411	Rs.	15,232	Rs.	27,070	Rs.	26,313	US$	483
Foreign exchange products:
Forward contracts	Rs.	2,441,593	Rs.	3,552,805	Rs.	2,838,268	US$	52,059	Rs.	(3,218)	Rs.	13,428	Rs.	1,657	US$	30
Swap agreements		637,482		703,775		637,317		11,690		13,968		19,615		6,881		126
Others		758,897		603,254		404,839		7,426		(2,411)		(2,945)		(6,422)		(118)
Total foreign exchange products	Rs.	3,837,972	Rs.	4,859,834	Rs.	3,880,424	US$	71,175	Rs.	8,339	Rs.	30,098	Rs.	2,116	US$	39

(1)	Denotes the net mark-to-market impact of the derivatives and foreign exchange products on the reporting date.

The notional principal amount of interest rate products decreased to Rs. 3,511.7 billion at year-end fiscal 2013, compared to Rs. 3,825.9 billion at year-end fiscal 2012. The notional principal amount of foreign exchange products decreased to Rs. 3,880.4 billion at year-end fiscal 2013, compared to Rs. 4,859.8 billion at year-end fiscal 2012. The credit exposure on interest rate derivatives was Rs. 82.7 billion at year-end fiscal 2013, compared to Rs. 92.2 billion at year-end fiscal 2012. The credit exposure on foreign exchange derivatives was Rs. 218.1 billion at year-end fiscal 2013, compared to Rs. 301.1 billion at year-end fiscal 2012.

An interest rate swap does not entail the exchange of notional principal, and the cash flow arises because of the difference between the interest rate pay and receive portions of the swap, which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making, which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in the generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counterparty, the net market risk of the two transactions will be zero whereas the notional principal amount of the portfolio will be the sum of both transactions. We also deal in credit derivatives instruments including credit default swaps, credit-linked notes, collateralized debt obligations and principal protected structures. The notional principal amount of these credit derivatives outstanding at year-end fiscal 2013, excluding accrued interest, was Rs. 0.8 billion in funded instruments and Rs. 3.5 billion in non-funded instruments. The notional principal amount of these credit derivatives outstanding at year-end fiscal 2012, excluding accrued interest, was Rs. 1.5 billion in funded instruments and Rs. 11.1 billion in non-funded instruments, which included Rs. 50 million of protection we had bought.

Securitization

We primarily securitize retail and corporate loans through securitization transactions involving special purpose entities, usually constituted as trusts. Post securitization of the loans, we generally continue to maintain customer account relationships and service loans transferred to the securitization trusts. The securitization transactions can be either with or without credit enhancement. In accordance with the Reserve Bank of India guidelines for securitization of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitization immediately at the time of sale, and the profit/premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In accordance with the Reserve Bank of India guidelines for securitization of standard assets, with effect from May 7, 2012, the Bank accounts for any loss arising from securitization immediately at the time of sale and the profit/premium arising from securitization is amortized over the life of the transaction based on the method prescribed by the Reserve Bank of India guidelines.

The Bank acts in different capacities and under different contracts for consideration including as originator, liquidity or credit enhancement provider, underwriter and senior contributor.

Excess interest spreads from the underlying assets in securitization transactions are generally subordinated to provide credit enhancement.

In addition to the subordination of excess interest spreads, the Bank in a separate capacity provides external credit enhancement facilities to mitigate cash flow shortfalls that may arise from the underlying asset delinquencies. These facilities include first loss credit enhancement representing the first or primary level of protection provided to bring the ratings accorded to the beneficial interests of senior contributors to investment grade. The Bank also provides second loss credit enhancement representing a subsequent level of protection provided to protect the beneficiaries against further cash flow shortfalls. The first loss and second loss credit enhancements are provided either in the form of undertakings or cash collateral in a current account operated by the trust. The total outstanding in first loss credit enhancements at year-end fiscal 2013 were Rs. 6.1 billion and second loss credit enhancements were Rs. 7.1 billion. Of the above, the outstanding credit enhancements in the form of guarantees amounted to Rs. 8.2 billion.

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

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 1,363.6 billion (including fund-based commitments fungible with non-fund-based facilities) at year-end fiscal 2013, compared to Rs. 1,054.2 billion at year-end fiscal 2012. The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Capital Commitments

We are obligated under a number of capital project contracts which have been committed. The estimated amounts of contracts remaining to be executed on capital projects decreased from Rs. 4.7 billion at year-end fiscal 2012 to Rs. 3.8 billion at year-end fiscal 2013.

The following table sets forth certain contractual obligations at year-end fiscal 2013.

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions, except percentages)
Long-term debt obligations	Rs.	1,180,557	Rs.	151,701	Rs.	261,961	Rs.	384,294	Rs.	382,601
Time deposits		1,846,340		1,497,068		259,826		74,959		14,487
Life-insurance obligations(1)		1,296,587		(18,321)		(179,997)		4,392		1,490,513
Gratuity obligations(2)		10,912		1,030		1,996		2,402		5,484	(3)
Pension obligations(2)		8,400		422		1,116		1,743		5,119	(3)
Operating lease obligations		2,838		732		1,159		781		166
Guarantees
Financial guarantees		292,767		233,265		48,226		9,672		1,604
Performance guarantees		706,453		339,000		260,900		68,186		38,367
Total	Rs.	5,344,854	Rs.	2,204,897	Rs.	655,187	Rs.	546,429	Rs.	1,938,341

(1)
The amounts shown represent an estimate of undiscounted cash flows under life insurance contracts. The cash flows shown consist of expected benefit payments net of premiums receivable as per the contractual terms. Cash flows associated with benefit payments are projected based on assumptions for factors like mortality and investment returns. The cash flows included in the above table are different from the liabilities on policies in effect on March 31, 2013 that are disclosed in the balance sheet because the liabilities are disclosed at discounted values and include an allowance for other non-contractual cash flows, such as expenses.

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

Time deposits

Time deposits represent deposits with fixed maturity terms. Generally, time deposits can be withdrawn by the depositors any time before maturity, subject to certain prepayment charges.

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

Operating lease obligations

We have commitments under long-term operating leases principally for premises. The following table sets forth a summary of future minimum lease rental commitments at year-end fiscal 2013.

Lease rental commitments for fiscal	(in millions)
2014	Rs.	732
2015		591
2016		568
2017		376
2018		405
Thereafter		166
Total minimum lease commitments	Rs.	2,838

Guarantees

As a part of our project financing and commercial banking activities, we have issued bank guarantees to support business requirements of our clients. Guarantees represent irrevocable assurances that the Bank will pay in the event a customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary, when a customer fails to make payment towards a specified financial obligation including advance payment guarantee. Performance guarantees are obligations to pay a third party beneficiary, where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years. The credit risks, as well as the operating risks, associated with bank guarantees are similar to those relating to other types of unfunded facilities. We enter into guarantee arrangements after conducting appropriate due diligence on our clients. We generally review these facilities on an annual basis. If a client’s risk profile deteriorates to an unacceptable level, we may choose not to renew the guarantee upon expiry or may require additional security sufficient to protect our exposure. Guarantees increased marginally by 0.2% from Rs. 997.3 billion at year-end fiscal 2012 to Rs. 999.2 billion at year-end fiscal 2013.

The following table sets forth, at the dates indicated, guarantees outstanding.

	At year-end fiscal
	2011		2012		2012/2011 % change	2013		2013		2013/2012 % change
	(in millions, except percentages)
Financial guarantees	Rs.	244,250	Rs.	338,207	38.5%	Rs.	292,767	US$	5,370	(13.4)%
Performance guarantees		610,610		659,121	7.9		706,453		12,958	7.2
Total guarantees	Rs.	854,860	Rs.	997,328	16.7%	Rs.	999,220	US$	18,328	0.2%

Financial guarantees constituted approximately 29% of our guarantee exposure at year-end fiscal 2013. Of these financial guarantees, approximately 30% were issued towards risk participation, syndication and favoring other lenders as beneficiaries to allow our clients to avail credit assistance or credit enhancement from other lenders. The balance of financial guarantees were issued to support other business requirements of our clients, such as guarantees for the procurement of goods or guarantees in lieu of security/cash deposits etc. Performance guarantees constituted 71% of our guarantee exposure at year-end fiscal 2013.

Illustrative examples of client business activities requiring guarantees include: contracts to procure goods from suppliers where guarantees are obtained by clients to provide suppliers with assurance of payment in case the clients fail to pay upon receipt of goods; submission of bids for projects where guarantees are obtained by clients to provide assurance of performance of contract obligations in case the bid is awarded to them; advances against goods or services to be supplied by clients to their own customers where guarantees are obtained by clients to assure their customers of a refund of the advance in case the clients are unable to supply goods or services; guarantees provided in lieu of security deposits or cash deposits that clients would otherwise be required to maintain with stock exchanges; commodity exchanges, regulatory authorities or other bodies, or for participating in tenders or in other business contracts; and guarantees obtained by clients in favor of lenders that enable the clients to receive credit assistance or credit enhancement from lenders by providing such lenders with assurance of payment.

Upon default by a client under the terms of the guarantee, the beneficiary may exercise its rights under the guarantees, and we are obligated to honor payments to the beneficiaries. Banks and financial institutions are beneficiaries for some of our financial guarantees, so as to enable clients to receive financial assistance from these banks and financial institutions. If our clients default on such loans, the banks and financial institutions may exercise their rights under the guarantee and we are obligated to honor payments to them. Amounts that we pay to the other banks and financial institutions and do not recover from clients are subject to the Reserve Bank of India’s prudential norms on income recognition, asset classification and provisioning pertaining to advances.

We also issue guarantees for clients to whom we have provided other funded facilities in the form of loans. The outstanding amount of such guarantees related to non-performing or restructured loans was Rs. 13.0 billion at year-end fiscal 2013. The guarantees we issue are not unilaterally changed or revised when a related loan is restructured. Guarantees are valid for a specified amount and a specified period. Any change in expiry date or amount requires the consent of both the beneficiary and the guarantor. We generally provide guarantee facilities to our customers for a validity period of 12-18 months.

We have collateral available to reimburse potential losses on our guarantees. Margins in the form of cash and fixed deposit available to us to reimburse losses realized under guarantees amounted to Rs. 45.6 billion at year-end fiscal 2013, compared to Rs. 32.6 billion at year-end fiscal 2012. Other property or security may also be available to us to cover losses under these guarantees.

Our related party guarantees amounted to Rs. 0.1 million at year-end fiscal 2013.

The following table sets forth the roll-forward of activity for guarantees at year-end fiscal 2013.

Particulars	Performance Guarantees		Financial Guarantees
	(in millions)
Opening balance at April 1, 2012	Rs.	659,121	Rs.	338,207
Additions: Issued during the year		318,110		325,302
Deletions: Closed due to expiry/termination during the year		(266,943)		(366,447)
Invoked and paid during the year		(3,835)		(4,295)
Closing balance at year-end fiscal 2013	Rs.	706,453	Rs.	292,767

Capital Resources

ICICI Bank actively manages its capital to meet regulatory standards and current and future business needs, considering the risks in its businesses, expectations of rating agencies, shareholders and investors, and the available options of raising capital. Its capital management framework is administered by the Finance Group and the Risk Management Group under the supervision of the Board and the Risk Committee. The capital adequacy position and assessment is reported to the Board and the Risk Committee periodically.

Regulatory capital

At year-end fiscal 2013, ICICI Bank is subject to the Reserve Bank of India’s Basel II guidelines. The Reserve Bank of India’s Basel II guidelines require ICICI Bank to maintain a minimum total risk-based capital ratio of 9.0% and a minimum Tier 1 risk-based capital ratio of 6.0% on an ongoing basis. At year-end fiscal 2013, the total risk-based capital ratio of ICICI Bank (unconsolidated) was 18.7% and its Tier 1 risk-based capital ratio was 12.8%. As discussed below, the Reserve Bank of India has issued guidelines to implement the Basel III framework in India. The effective date of the Basel III guidelines is April 1, 2013.  The guidelines will be fully phased in by March 31, 2018.

Under Pillar 1 of the Reserve Bank of India’s Basel II guidelines, ICICI Bank follows the standardized approach for measurement of credit and market risks and the basic indicator approach for measurement of operational risk. ICICI Bank is in the process of implementing various projects for migrating to the advanced approaches for calculating risk-based capital requirements.

Unconsolidated capital adequacy position

The following table sets forth, at the dates indicated, regulatory capital, risk-weighted assets and risk-based capital ratios computed in accordance with the Reserve Bank of India’s Basel II guidelines and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian GAAP.

	As per the Reserve Bank of India’s Basel II guidelines
	At year-end fiscal
	2012		2013		2013
	(in millions, except percentages)
Tier 1 capital	Rs.	505,183	Rs.	565,616	US$	10,375
Tier 2 capital		232,946		262,739		4,819
Total capital	Rs.	738,129	Rs.	828,355	US$	15,194
Credit risk- risk-weighted assets	Rs.	3,468,742	Rs.	3,894,818	US$	71,438
Market risk- risk-weighted assets		268,658		254,681		4,672
Operational risk- risk-weighted assets		248,458		269,936		4,951
Total risk-weighted assets	Rs.	3,985,858	Rs.	4,419,435	US$	81,061
Tier 1 risk-based capital ratio		12.7%		12.8%
Tier 2 risk-based capital ratio		5.8%		5.9%
Total risk-based capital ratio		18.5%		18.7%

Movement in ICICI Bank’s capital funds and risk-weighted assets from year-end fiscal 2012 to year-end fiscal 2013 (as per the Reserve Bank of India’s Basel II guidelines):

During fiscal 2013, capital funds (net of deductions) increased by Rs. 90.2 billion from Rs. 738.1 billion at year-end fiscal 2012 to Rs. 828.3 billion at year-end fiscal 2013. The increase in the capital funds is attributed to accretion to retained earnings, issuance of lower Tier 2 capital instruments, lower deduction from capital funds on account of securitization exposures and repatriation of capital from overseas banking subsidiaries.

Risk-weighted assets relating to credit risk increased by Rs. 426.1 billion from Rs. 3,468.7 billion at year-end fiscal 2012 to Rs. 3,894.8 billion at year-end fiscal 2013, due to an increase of Rs. 369.5 billion in risk-weighted assets of on-balance sheet exposures and an increase of Rs. 56.6 billion in risk-weighted assets for off-balance sheet credit exposures.

Risk-weighted assets relating to market risk decreased by Rs. 14.0 billion from Rs. 268.7 billion at year-end fiscal 2012 to Rs. 254.7 billion at year-end fiscal 2013. The general market risk risk-weighted assets decreased by Rs. 11.4 billion (reflecting a capital charge of Rs. 1.0 billion).

Risk-weighted assets relating to operational risk at year-end fiscal 2013 were Rs. 269.9 billion (reflecting a capital charge of Rs. 24.3 billion). The operational risk capital charge is computed based on 15% of the average of the previous three financial years’ gross income and is revised on an annual basis at June 30.

Consolidated capital adequacy position

Consolidation for regulatory capital calculations is based on the consolidated financial statements of ICICI Bank and its subsidiaries, in line with the standards on consolidated prudential reporting issued by the Reserve Bank of India. The entities considered for consolidation for regulatory capital calculations include subsidiaries, associates and joint ventures of the Bank, which carry on activities of a banking or of a financial nature as stated in the reporting guidelines prescribed by the Reserve Bank of India. Entities engaged in the insurance business and businesses not pertaining to financial services are excluded from consolidation for capital adequacy calculation. Investment above 30% in the paid-up equity capital of financial entities which are not consolidated for regulatory capital calculations (including insurance entities) and investments in other instruments eligible for regulatory capital status in those entities are deducted to the extent of 50% from Tier 1 and 50% from Tier 2 capital of the Bank.

At year-end fiscal 2013, our total risk-based capital ratio at the consolidated level was 19.7% and our Tier 1 risk-based ratio was 12.9%.

Movement in our capital funds and risk-weighted assets at the consolidated level from year-end fiscal 2012 to year-end fiscal 2013:

During fiscal 2013, capital funds increased by Rs. 91.3 billion from Rs. 865.2 billion at year-end fiscal 2012 to Rs. 956.5 billion at year-end fiscal 2013 primarily due to an increase in retained earnings, the issuance of Tier 2 debt capital and a decrease in deduction on account of securitization exposures.

Risk-weighted assets relating to credit risk increased by Rs. 422.2 billion from Rs. 3,768.7 billion at year-end fiscal 2012 to Rs. 4,190.9 billion at year-end fiscal 2013 due to an increase of Rs. 368.8 billion in the risk-weighted assets for on-balance sheet exposures and an increase of Rs. 53.4 billion in the risk-weighted assets for off-balance sheet credit exposures. Risk-weighted assets relating to market risk increased by Rs. 5.4 billion from Rs. 355.2 billion at year-end fiscal 2012 to Rs. 360.6 billion at year-end fiscal 2013 and risk-weighted assets relating to operational risk increased by Rs. 14.5 billion from Rs. 291.0 billion at year-end fiscal 2012 to Rs.305.5 billion at year-end fiscal 2013.

Internal assessment of capital

ICICI Bank’s capital management framework includes a comprehensive internal capital adequacy assessment process conducted annually which determines the adequate level of capitalization for ICICI Bank to meet regulatory standards and current and future business needs, including under stress scenarios. The internal capital adequacy assessment process is formulated at both the stand alone bank level and the consolidated group level. The process encompasses capital planning for a four-year time horizon, identification and measurement of material risks and the relationship between risk and capital.

The capital management framework is complemented by the risk management framework, which includes a comprehensive assessment of material risks. Stress testing, which is a key aspect of the capital assessment process and the risk management framework, provides an insight on the impact of extreme but plausible scenarios on the risk profile and capital position. Based on our Board-approved stress testing framework, we conduct stress tests on our various portfolios and assess the impact on our capital ratios and the adequacy of our capital buffers for current and future periods. We periodically assess and refine our stress tests in an effort to ensure that the stress scenarios capture material risks as well as reflect possible extreme market moves that could arise as a result of market conditions. The business and capital plans and the stress testing results of the ICICI Bank entities are integrated into the internal capital adequacy assessment process.

Based on the internal capital adequacy assessment process, we determine the level of capital that needs to be maintained by considering the following in an integrated manner:

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

Impending regulatory developments associated with capital adequacy

Basel III

In order to strengthen the resilience of the banking sector to potential future shocks, as well as to ensure adequate liquidity in the banking system, the Basel Committee on Banking Supervision established the Basel III capital and liquidity framework in fiscal 2010. The Basel III capital framework is designed to improve the quality, quantity, consistency and transparency of regulatory capital, enhance risk coverage, constrain leverage, reduce pro-cyclicality, and address systemic risks and interconnectedness.

The Reserve Bank of India has issued guidelines to implement the Basel III framework in India. The Basel III guidelines, among other things, establish Common Equity Tier 1 as a new tier of capital; impose a minimum Common Equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% while retaining the minimum total risk-based capital ratio of 9.0%; require banks to maintain a Common Equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments; establish new eligibility criteria for capital instruments in each tier of regulatory capital; require more stringent adjustments to and deductions from regulatory capital; provide for more limited recognition of minority interests in the regulatory capital of a consolidated banking group; impose a 4.5% Basel III leverage ratio of Tier 1 capital to exposure measure during a parallel run period from 2013 to 2017; and modify the Reserve Bank of India’s Basel II guidelines with respect to credit risk, including counterparty credit risk and credit risk mitigation, and market risk. The effective date of the Basel III guidelines is April 1, 2013.  The guidelines will be fully phased in by March 31, 2018.

In January 2013, the Reserve Bank of India issued draft guidelines on the composition of capital disclosure requirements, in addition to its existing Pillar 3 guidelines. In July 2013, the Reserve Bank of India provided final guidelines on capital requirements for banks’ exposures to qualifying and non-qualifying central counterparties with respect to derivatives and securities financing transactions.

The Reserve Bank of India, through a March 2013 circular, deferred the introduction of the Basel III credit value adjustment risk capital charge for over-the-counter derivatives. Credit value adjustment captures the risk of mark-to-market losses due to deterioration in the creditworthiness of over-the-counter derivative counterparties. The Basel III credit value adjustment risk capital charge is scheduled to become effective on January 1, 2014.

We continue to monitor further regulatory capital developments.  We believe that our current robust capital adequacy position and demonstrated track record of access to domestic and overseas markets for capital raising will enable us to satisfy the new Basel III capital standards.

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

The Bank seeks to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the organization to enable optimal liquidity management. A separate group is responsible for liquidity management. The Bank is required to submit a rupee gap reports for domestic operations on a fortnightly basis to the Reserve Bank of India. Pursuant to the Reserve Bank of India guidelines, the liquidity gap (if negative) must not exceed 5.0%, 10.0%, 15.0% and 20.0% of cumulative outflows in the 1-day, up to 7-day, up to 14-day and up to 28-day time categories, respectively. As per the recent Reserve Bank of India guidelines on liquidity risk management, these limits on near term liquidity gaps are applicable for rupee liquidity gaps in domestic operations of Bank and country-wise for overseas branch operations. The Bank prepares a daily maturity gap analysis for the rupee book for domestic operations. Maturity gaps for overseas branch operations are also monitored on a daily basis. The Bank’s static gap analysis is also supplemented by a short-term dynamic analysis, in order to provide the liability raising units with a fair estimate of its funding requirements in the near-term. In addition, the Bank also monitors certain liquidity ratios on a fortnightly basis. The Bank has a liquidity contingency plan in place, through which it monitors key indicators that could signal potential liquidity challenges, to enable it to take necessary measures to ensure sufficient liquidity.

The Bank maintains diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in India are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. The Bank also has recourse to the liquidity adjustment facility, marginal standing facility and the refinance window which are short-term funding arrangements provided by the Reserve Bank of India. The Bank generally maintains a substantial portfolio of high quality liquid securities that may be sold on an immediate basis to meet our liquidity needs. The Bank also has the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasions have touched highs of 100.0% and above. To curtail reliance on such volatile funding, the Bank’s liquidity management policy has stipulated daily limits for borrowing and lending in this market. The Bank’s limit on daily borrowing is more conservative than the limit set by the Reserve Bank of India. ICICI Securities Primary Dealership, like us, relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates.

The Bank’s gross liquid assets consist of cash, nostro balances, overnight and other short-term money market placements, government bonds and treasury bills (including investments eligible for reserve requirements and net of borrowings on account of repurchase agreements and the liquidity adjustment facility), corporate bonds (rated AA and above), other money market investments such as commercial paper and certificates of deposits and mutual fund investments. The Bank deducts short-term money-market borrowings (borrowings with maturity up to 28 days) from the aggregate of these assets to determine net liquid assets. In addition to aforementioned liquid assets, the Bank has access to other reliable sources of liquidity, such as unutilized refinance and standing facilities from the Reserve Bank of India.

The Bank maintains a significant portion of its demand and time liabilities in forms required pursuant to regulatory reserve requirements imposed by the Reserve Bank of India. The Reserve Bank of India stipulates a cash reserve ratio applicable to Indian banks, which requires the Bank to maintain an average percentage of its demand and time liabilities as a cash balance deposited with the Reserve Bank of India over 14-day periods. At year-end fiscal 2013, the cash reserve ratio requirement percentage was 4.00%. In addition, cash reserves may not fall below 70% of the required cash reserve ratio on any day during any 14-day reporting period.

The Reserve Bank of India also stipulates a statutory liquidity ratio applicable to Indian banks, which requires the Bank to maintain a certain percentage of demand and time liabilities in certain prescribed investments. At year-end fiscal 2013, the statutory liquidity ratio requirement percentage was 23%. The Bank generally holds more statutory liquidity ratio eligible securities than the statutory liquidity ratio requirement. Statutory liquidity ratio eligible instruments include cash, gold or approved unencumbered securities.

At various overseas branches of the Bank, certain reserves are maintained pursuant to local regulations. The Bank has complied with these local reserve requirements during fiscal 2013, except a one-day breach in Statutory Reserve Ratio (SRR) on October 11, 2012 at the Sri Lanka branch of the Bank.

The Bank maintains liquid assets in addition to Statutory Liquidity Ratio and Cash Reserve Ratio requirement. Throughout fiscal 2013, the Bank maintained adequate reserves as per the regulatory requirements mentioned above.

The following table indicates the details of the components of average and balance sheet date liquid assets of the Bank.

	At March 31, 2012		Fortnightly average for fiscal 2013		At March 31, 2013
	(in billions)
Statutory liquidity ratio eligible investments and other government securities, net of borrowings on account of repurchase agreement and liquidity adjustment facility	Rs.	704.2	Rs.	750.4	Rs.	781.6
Balance with central banks and current accounts with other banks		184.2		208.1		166.5
Other liquid assets		355.0		233.4		397.5
Gross liquid assets		1,243.4		1,191.9		1,345.6
(Less) Short-term borrowings		(0.2)		(3.1)		(2.4)
Net liquid assets	Rs.	1,243.2	Rs.	1,188.8	Rs.	1,343.2
The Bank held net liquid assets totaling about Rs. 1,343.2 billion at year-end fiscal 2013, compared to Rs. 1,243.2 billion at year-end fiscal 2012. During fiscal 2013, the Bank held fortnightly average net liquid assets of about Rs. 1,188.8 billion. In addition to the amounts included in net liquid assets above, at year-end fiscal 2013, the Bank also held other fixed-income non-government securities totaling about Rs. 105.4 billion, compared to Rs. 113.4 billion at year-end fiscal 2012.

The Bank also has access to other reliable sources of liquidity. The Reserve Bank of India conducts repurchase and reverse repurchase transactions with banks through its liquidity adjustment facility to carry out monetary policy and manage liquidity for the Indian banking system. The Reserve Bank of India stipulates an interest rate applicable to such repurchase and reverse repurchase agreements, known as the repo rate and reverse repo rate, respectively. At year-end fiscal 2013, the Reserve Bank of India repo rate and reverse repo rate were 7.50% and 6.50% respectively. The liquidity adjustment facility is available throughout the year. Further, there is a liquid market for repurchase transactions with other market counterparties. Banks may enter into repurchase transactions with the Reserve Bank of India or other market counterparties against the statutory liquidity ratio eligible securities it holds in excess of statutory requirement.

In addition to the liquidity adjustment facility, the Reserve Bank of India has a marginal standing facility, available to certain eligible banks, including ICICI Bank. Under the facility, eligible banks can borrow overnight up to 2.0% of their respective net demand and time liabilities outstanding at the end of the second preceding 14-day period. The rate of interest on amounts accessed through this facility at year-end fiscal 2013 was 100 basis points above the liquidity adjustment facility repo rate mentioned above.

The Reserve Bank of India also gives Indian banks, including the Bank, access to certain refinance facilities that allow banks to borrow at the repo rate from the Reserve Bank of India when those banks have made loans to borrowers for specified activities.

At year-end fiscal 2013, the Bank was eligible to borrow Rs. 133.9 billion through the liquidity adjustment facility, the marginal standing facility and the Reserve Bank of India refinance facilities, in addition to amounts that were already borrowed from these facilities.

The Reserve Bank of India uses the liquidity adjustment facility, the marginal standing facility and its refinance facilities to implement monetary policy. Similarly, the Reserve Bank of India has the right to suspend the liquidity adjustment facility or reduce the amounts that Indian banks can access through the liquidity adjustment facility on any day on a proportionate basis for all banks. Such policy changes could affect the operations of these facilities and could inhibit Indian banks’, including the Bank’s, access to these facilities.

The Bank has a well-defined borrowing program for it overseas operations. In order to maximize borrowings at a reasonable cost through its branches, liquidity in different markets and currencies is targeted. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings and inter-bank bilateral loans. The Bank also raises refinance from other banks against the buyers credit and other trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. The Bank also mobilizes retail deposit liabilities, in accordance with the regulatory framework in place in the respective host country.

The Bank has the ability to use its rupee liquidity in India to meet refinancing needs at its overseas branches, although this may be at a relatively high cost based on swap and exchange rates prevailing at the time of such refinancing. ICICI Bank raised US$ 1.5 billion through issuance of USD denominated bonds in August 2012 (original maturity of 5.5 years) and in November 2012 (original maturity of 5.2 years), Chinese Yuan (CNH) denominated bond in September 2012 (original maturity of 3 years) and in November 2012 (original maturity of 2.8 years), Swiss Franc (CHF) denominated bond and Singapore Dollar (SGD) denominated bond in January 2013 (both of original maturity of 7 years).

The terms of the Bank’s bond issuances and loans from other financial institutions and export credit agencies contain cross-default clauses, restrictions on its ability to merge or amalgamate with another entity and restrictions on its ability to prematurely redeem or repay such bonds or loans. The terms of the Bank’s subordinated debt issuances eligible for inclusion in Tier-I or Tier-II capital include the suspension of interest payments in the event of losses or capital deficiencies, and a prohibition on redemption, even at maturity or on specified call option dates, without the prior approval of the Reserve Bank of India. The Bank is currently not, and does not expect to be, in breach of any material covenants of its borrowings that would be construed as events of default under the terms of such borrowings.

There are restrictions on the use of liquidity maintained by UK and Canada subsidiaries of the Bank to meet their overall liquidity needs. The Office of the Superintendent of Financial Institutions of Canada has prescribed a limit of 100% of Tier-I and Tier-II capital (as defined under Canadian regulations) on the credit exposure to any single entity or a group of connected entities. ICICI Bank Canada, Bank’s Canadian subsidiary, has internally capped this credit exposure at 25% of the limit specified by the Office of the Superintendent of Financial Institutions, except with respect to exposure to the ICICI Bank. During fiscal 2013, ICICI Bank Canada has complied with both regulatory and their internal limits on exposures to any single entity, including to ICICI Bank.

The Prudential Regulation Authority of the United Kingdom has prescribed a limit of 25% of the capital base on the exposure to an individual counterparty (or a group of related counterparties). The capital base is calculated as the sum of allowable Tier-I and Tier-II capital, less any deductions required by the Prudential Regulation Authority. ICICI Bank UK has a large exposure capital base of US$ 990 million at year-end fiscal 2013, resulting in a limit of US$ 247 million. Also, ICICI Bank UK stipulates various internal limits to manage exposure concentrations within the Bank. The key parameters of risk concentrations measured include sectoral, country, rating category based, product specific exposures, counterparty and large exposures. During fiscal 2013, ICICI Bank UK has complied with both regulatory limits and their own internal limits on exposures to any single entity, including to ICICI Bank and other consolidated entities.

The Prudential Regulation Authority classifies ICICI Bank UK as an individual liquidity adequacy standards firm, which means it is required to meet certain quantitative requirements set out in the Prudential sourcebook for banks, building societies and investment firms. In addition, effective June 27, 2012, the Prudential Regulation Authority issued liquidity guidelines which ICICI Bank UK is in compliance with. The liquidity guidelines specify the quantity of liquid assets (in any currency that the Prudential Regulation Authority deems material with respect to ICICI Bank UK and also on an all currency combined basis) that the Prudential Regulation Authority believes is appropriate for ICICI Bank UK to hold.

Canadian regulations impose no liquidity pool requirements or liquidity buffer requirements on regulated Canadian banks, including ICICI Bank Canada. However, the Office of the Superintendent of Financial Institutions expects each such bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a liquidity management policy and market risk management policy that are approved by its board of directors. These policies require ICICI Bank Canada to maintain a certain percentage of its customer liabilities in liquid assets and to maintain sufficient liquidity to cover net outflows in the “up to 30 days” maturity bucket. These limits are monitored monthly. ICICI Bank Canada has complied with these requirements throughout fiscal 2013.

The Central Bank of Russia requires banks in Russia to maintain a reserve that is deposited with the Central Bank of Russia based on a certain percentage of the banks’ liabilities. The Central Bank of Russia also requires banks in Russia to comply with certain limits on regulatory ratios relating to liquidity mismatches, especially to liquidity mismatches that may occur due to net outflows in the “next day,” “up to 30 days,” and “more than 1 year” maturity buckets. ICICI Bank Eurasia Limited Liability Company, the Bank’s wholly owned subsidiary in Russia, has complied with these requirements throughout fiscal 2013.

The successful management of credit, market and operational risk is an important consideration in managing the liquidity because it affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time.

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

The Bank has certain borrowings that would be affected by a one or two notch downgrade from its current credit rating. These borrowings amount to less than 3% of the total borrowings of the Bank at year-end fiscal 2013. If an international credit rating agency downgrades the Bank’s credit rating by one or two notches, the Bank would be required to pay an increased interest rate on certain borrowings, and for certain borrowings, the Bank would be required to renegotiate a new interest rate with its lenders. If the Bank is not able to reach an agreement for an interest rate with a lender, the lender could require the Bank to prepay the outstanding principal amount of the loan. The Bank has placed a limit on such borrowings.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2011
	Cost at year-end fiscal 2010		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2011
	(in millions)
Premises	Rs.	28,681	Rs.	18,438	Rs.	(1,216)	Rs.	(8,156)	Rs.	37,747	US$	692
Other fixed assets (including furniture and fixtures)		36,232		6,665		(1,456)		(26,863)		14,578		268
Assets given on lease		17,760		-		(250)		(14,940)		2,570		47
Total	Rs.	82,673	Rs.	25,103	Rs.	(2,922)	Rs.	(49,959)	Rs.	54,895	US$	1,007

	Fiscal 2012
	Cost at year-end fiscal 2011		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2012
	(in millions)
Premises	Rs.	45,903	Rs.	1,656	Rs.	(592)	Rs.	(9,383)	Rs.	37,584	US$	689
Other fixed assets (including furniture and fixtures)		41,441		4,442		(747)		(30,794)		14,342		263

	Fiscal 2012
	Cost at year-end fiscal 2011		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2012
	(in millions)
Assets given on lease		17,510		-		(1)		(15,115)		2,394		44
Total	Rs.	104,854	Rs.	6,098	Rs.	(1,340)	Rs.	(55,292)	Rs.	54,320	US$	996

	Fiscal 2013
	Cost at year-end fiscal 2012		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2013
	(in millions)
Premises	Rs.	46,967	Rs.	1,711	Rs.	(1,498)	Rs.	(9,896)	Rs.	37,284	US$	684
Other fixed assets (including furniture and fixtures)		45,136		5,449		(2,933)		(32,549)		15,103		277
Assets given on lease		17,509		-		-		(15,161)		2,348		43
Total	Rs.	109,612	Rs.	7,160	Rs.	(4,431)	Rs.	(57,606)	Rs.	54,735	US$	1,004

The additions to our premises and other assets were Rs. 7.2 billion in fiscal 2013, compared to Rs. 6.1 billion in fiscal 2012. Our capital expenditure on premises remained at a similar level of Rs. 1.7 billion in fiscal 2012 and fiscal 2013. Capital expenditure of Rs. 5.4 billion on other fixed assets in fiscal 2013 included Rs. 2.1 billion on software.

Collateral Management

Overview

The Bank defines collateral as the assets or rights provided to the Bank by the borrower or a third party in order to secure a credit facility. The Bank would have the rights of a secured creditor in respect of the assets/contracts offered as security for the obligations of the borrower/obligor. The Bank ensures that the underlying documentation for the collateral provides the Bank with appropriate rights over the collateral or other forms of credit enhancement including the right to liquidate, retain or take legal possession of it in a timely manner in the event of default by the counterparty. The Bank also endeavors to keep the assets provided as security to the Bank under adequate insurance during the tenor of the Bank’s exposure. The collateral value is monitored periodically.

Collateral valuation

As stipulated by the Reserve Bank of India guidelines, the Bank uses the comprehensive approach for collateral valuation. Under this approach, the Bank reduces its credit exposure to the counterparty when calculating its capital requirements to the extent that risk mitigation is provided by the eligible collateral as specified in the Basel II guidelines.

The Bank adjusts the value of any collateral received to adjust for possible future fluctuations in the value of the collateral in line with the requirements specified by the Reserve Bank of India guidelines for calculating its capital requirements. These adjustments, also referred to as “haircuts”, in order to produce volatility-adjusted amounts for collateral, are reduced from the exposure to compute the capital charge based on the applicable risk weights. We apply these haircuts in the value of collateral only for regulatory capital adequacy computations and not for computing loan loss allowances under either Indian GAAP or U.S. GAAP.

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

The decision on the type and quantum of collateral for each transaction is made by the credit approving authority as per the credit approval authorization approved by the Board of Directors. For facilities provided as per approved product policies, collateral is taken in line with the policy.

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of the fiscal 2013 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

The Reserve Bank of India in its guidelines on “segmental reporting” has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The consolidated segmental report for fiscal 2013, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•
Retail Banking includes exposures of the Bank, which satisfy the four qualifying criteria of “regulatory retail portfolio” as stipulated by the Reserve Bank of India’s Basel II guidelines. These criteria are as follows:

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

•
Others include ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners Limited, ICICI Kinfra Limited, I-Ven Biotech Limited and ICICI Prudential Pension Funds Management Company Limited.

Framework for transfer pricing

Liabilities of retail banking and wholesale banking segments are transfer priced to a central treasury unit of the Bank, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements and specific charge on account of directed lending to certain sectors categorized as priority sector. Current and savings account deposits are transfer priced at a fixed rate. For term deposits and borrowings the transfer pricing is primarily based on the categories specified in the Transfer Pricing Policy. Transfer pricing to our asset creation units is based on the incremental cost of deposits (blended for current and savings account deposits) and borrowings adjusted for the maturity of the asset (term premium) and regulatory reserve requirements. The allocated capital is also considered as a source of funding for this purpose.

Fiscal 2013 Compared with Fiscal 2012

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Retail Banking	Rs.	5,500	Rs.	9,546	US$	175	73.6%
Wholesale Banking		62,077		66,189		1,214	6.6
Treasury		22,441		36,613		672	63.2
Other Banking		3,928		6,410		118	63.2
Life Insurance		14,137		15,697		288	11.0
General Insurance		(3,952)		2,817		52	—
Others		8,109		7,817		142	(3.6)
Profit before tax	Rs.	112,240	Rs.	145,089	US$	2,661	29.3%

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Net interest income	Rs.	38,147	Rs.	42,092	US$	772	10.3%
Non-interest income		25,757		30,425		558	18.1
Total income		63,904		72,517		1,330	13.5
Non-interest expenses		56,520		63,216		1,159	11.8
Profit before provisions		7,384		9,301		171	26.0

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Provisions		1,884		(245)		(4)	—
Profit before tax	Rs.	5,500	Rs.	9,546	US$	175	73.6%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Advances	Rs.	620,630	Rs.	651,689	US$	11,953	5.0%
Deposits		1,711,353		1,922,796		35,268	12.4

Loans in the retail banking segment increased by 5.0% from Rs. 620.6 billion at year-end fiscal 2012 to Rs. 651.7 billion at year-end fiscal 2013, primarily due to higher retail disbursements, mainly in home loans and auto loans segment. The retail banking segment maintained its focus on strengthening its deposit franchise, reflecting the increase in retail deposit base. The savings account deposits of the segment increased by 12.6% from Rs. 760.5 billion at year-end fiscal 2012 to Rs. 856.5 billion at year-end fiscal 2013.

Profit before tax of the retail banking segment increased from Rs. 5.5 billion in fiscal 2012 to Rs. 9.5 billion in fiscal 2013, primarily due to net write-back of provisions on loans and increase in non-interest income. This was offset, in part, by an increase in non-interest expense.

Net interest income increased by 10.3% from Rs. 38.1 billion in fiscal 2012 to Rs. 42.1 billion in fiscal 2013, primarily due to an increase in average current account and savings account deposits.

Non-interest income increased by 18.1% from Rs. 25.8 billion in fiscal 2012 to Rs. 30.4 billion in fiscal 2013, primarily due to the higher level of foreign exchange and third party referral fees and fees from the credit card portfolio.

Non-interest expenses increased by 11.8% from Rs. 56.5 billion in fiscal 2012 to Rs. 63.2 billion in fiscal 2013, primarily due to an increase in employee expenses and an expansion in branch network offset, in part, by a reduction in collection expenses.

During fiscal 2013, there was write-back of provision of Rs. 0.2 billion compared to provision charge of Rs. 1.9 billion in fiscal 2012.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Net interest income	Rs.	49,367	Rs.	68,458	US$	1,256	38.7%
Non-interest income		41,014		38,216		701	(6.8)
Total income		90,381		106,674		1,957	18.0
Non-interest expenses		19,965		24,843		456	24.4
Profit before provisions		70,416		81,831		1,501	16.2
Provisions		8,339		15,642		287	87.6
Profit before tax	Rs.	62,077	Rs.	66,189	US$	1,214	6.6%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Advances	Rs.	1,899,350	Rs.	2,225,648	US$	40,823	17.2%
Deposits		838,726		996,340		18,275	18.8

The wholesale banking loan book increased by 17.2% from Rs. 1,899.4 billion at year-end fiscal 2012 to Rs. 2,225.6 billion at year-end fiscal 2013. The increase was primarily driven by focus on disbursements out of existing sanctions, fresh lendings to corporates and on account of impact of rupee depreciation on the loan portfolio of overseas branches. The domestic term deposits in the segment increased by 18.9% from Rs. 608.3 billion at year-end fiscal 2012 to Rs. 723.4 billion at year-end fiscal 2013. The domestic current account deposits increased by 9.7% from Rs. 167.5 billion at year-end fiscal 2012 to Rs. 183.7 billion at year-end fiscal 2013.

Profit before tax of the wholesale banking segment increased from Rs. 62.1 billion in fiscal 2012 to Rs. 66.2 billion in fiscal 2013, primarily due to an increase in net interest income offset, in part, by an increase in non-interest expenses and provisions.

Net interest income increased by 38.7% from Rs. 49.4 billion in fiscal 2012 to Rs. 68.5 billion in fiscal 2013, primarily due to higher interest income on assets.

Non-interest income decreased by 6.8% from Rs. 41.0 billion in fiscal 2012 to Rs. 38.2 billion in fiscal 2013 primarily due to moderation in lending linked fee income offset, in part, by an increase in foreign exchange and transaction banking related fees from corporate clients.

Non-interest expenses increased by 24.4% from Rs. 20.0 billion in fiscal 2012 to Rs. 24.8 billion in fiscal 2013, primarily due to increase in employee expenses.

Provisions increased from Rs. 8.3 billion in fiscal 2012 to Rs. 15.6 billion in fiscal 2013, primarily due to provisions made on non-performing loans and loans restructured during fiscal 2013. See also “—Selected Consolidated Financial and Operating Data - Provisions and contingencies (excluding tax provisions) - Provisions for Restructured Loans and Non-performing Assets”.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Net interest income	Rs.	18,833	Rs.	25,094	US$	460	33.2%
Non-interest income		8,145		14,175		260	74.0
Total income		26,978		39,269		720	45.6
Non-interest expenses		1,690		1,763		32	4.3
Profit before provisions		25,288		37,506		688	48.3
Provisions		2,847		893		16	(68.6)
Profit before tax	Rs.	22,441	Rs.	36,613	US$	672	63.2%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Investments	Rs.	1,595,230	Rs.	1,714,391	US$	31,445	7.5%
Borrowings		1,401,649		1,453,415		26,658	3.7

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

Profit before tax of the treasury segment increased from Rs. 22.4 billion in fiscal 2012 to Rs. 36.6 billion in fiscal 2013, primarily due to an increase in net interest income and non-interest income.

Net interest income increased by 33.2% from Rs. 18.8 billion in fiscal 2012 to Rs. 25.1 billion in fiscal 2013, primarily due to benefit on account of investment in longer duration statutory liquidity ratio securities at higher yields and reset of interest rates on floating rate bonds linked to treasury bills yields at higher levels.

Non-interest income increased from Rs. 8.1 billion in fiscal 2012 to Rs. 14.2 billion in fiscal 2013, primarily due to increase in dividend income from subsidiaries, realized gain on the treasury segment’s government securities portfolio, other fixed income positions and lower level of losses on security receipts, offset, in part, by the mark-to-market/realized loss on the equity portfolio as equity markets remained volatile in fiscal 2013.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Net interest income	Rs.	7,430	Rs.	9,960	US$	183	34.1%
Non-interest income		2,989		4,300		79	43.9
Total income		10,419		14,260		262	36.9
Non-interest expenses		4,110		4,396		81	7.0
Profit before provisions		6,309		9,864		181	56.3
Provisions		2,381		3,454		63	45.1
Profit before tax	Rs.	3,928	Rs.	6,410	US$	118	63.2%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Advances	Rs.	354,985	Rs.	376,854	US$	6,912	6.2%
Investments		114,136		88,111		1,616	(22.8)
Deposits		272,705		228,693		4,195	(16.1)
Borrowings	Rs.	114,736	Rs.	166,315	US$	3,051	45.0%

Other banking business includes our hire purchase and leasing operations, our overseas banking subsidiaries, ICICI Bank UK, ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company and other items not attributable to any particular business segment of the Bank.

Profit before tax of our other banking segment increased from Rs. 3.9 billion in fiscal 2012 to Rs. 6.4 billion in fiscal 2013, primarily due to an increase in net interest income and non-interest income.

Net interest income increased by 34.1% from Rs. 7.4 billion in fiscal 2012 to Rs. 10.0 billion in fiscal 2013, primarily due to an increase in net interest income of ICICI Bank Canada and due to an increase in interest received on income tax refunds due upon the completion of pending income tax assessments of Rs. 2.7 billion in fiscal 2013, compared to Rs. 0.8 billion in fiscal 2012, offset, in part, by a decrease in net interest income of ICICI Bank UK. The net interest income of ICICI Bank Canada increased primarily due to an increase in net interest margin in fiscal 2013 as compared to fiscal 2012. The net interest income of ICICI Bank UK decreased on account of a decline in average interest-earning assets. Average interest-earning assets declined primarily due to a decrease in average loans and advances and average investments.

Non-interest income increased by 43.9% from Rs. 3.0 billion in fiscal 2012 to Rs. 4.3 billion in fiscal 2013, primarily due to ICICI Bank UK’s higher fee income, mark-to-market gains on the derivatives portfolio in fiscal 2013, compared to mark-to-market losses in fiscal 2012, and lower realized loss on investments in fiscal 2013.

Non-interest expenses increased by 7.0% from Rs. 4.1 billion in fiscal 2012 to Rs. 4.4 billion in fiscal 2013, primarily due to an increase in non-interest expenses of our overseas banking subsidiaries.

Loans increased by 6.2% from Rs. 355.0 billion at year-end fiscal 2012 to Rs. 376.9 billion at year-end fiscal 2013, primarily due to an increase in loans of ICICI Bank Canada. Loans of ICICI Bank Canada increased primarily due to an increase in securitized insured mortgages portfolio. Loans of ICICI Bank UK increased marginally due to rupee depreciation.

Investments decreased by 22.8% from Rs. 114.1 billion at year-end fiscal 2012 to Rs. 88.1 billion at year-end fiscal 2013, primarily due to a decline in investments of ICICI Bank UK, offset, in part, by an increase in investments of ICICI Bank Canada.

ICICI Bank UK’s investment portfolio decreased by 52.3% from Rs. 59.7 billion at year-end fiscal 2012 to Rs. 28.5 billion at year-end fiscal 2013, primarily due to a decline in investment in bonds on account of sales and maturities, a decrease in investment in mortgage backed securities on account of redemptions and a decrease in investment in treasury bills.

ICICI Bank Canada’s investment portfolio increased by 9.9% from Rs. 53.6 billion at year-end fiscal 2012 to Rs. 58.9 billion at year-end fiscal 2013 primarily due to increase in investments in treasury bills.

Deposits decreased by 16.1% from Rs. 272.7 billion at year-end fiscal 2012 to Rs. 228.7 billion at year-end fiscal 2013 due to a decrease in term deposits of ICICI Bank UK and ICICI Bank Canada.

Borrowings increased by 45.0% from Rs. 114.7 billion at year-end fiscal 2012 to Rs. 166.3 billion at year-end fiscal 2013, primarily due to an increase in the borrowings of ICICI Bank Canada and ICICI Bank UK. Borrowings of the ICICI Bank Canada increased due to an increase in borrowings under securitized insured mortgages. Borrowings of ICICI Bank UK increased primarily due to an increase in bond borrowings issued and borrowings under repurchase transactions during fiscal 2013.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Premium earned	Rs.	140,216	Rs.	135,382	US$	2,483	(3.4)%
Premium on reinsurance ceded		(937)		(1,210)		(22)	29.1
Net premium earned		139,279		134,172		2,461	(3.7)
Other income		28,541		26,479		486	(7.2)
Investment income		8,383		13,109		240	56.4

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Total income		176,203		173,760		3,187	(1.4)
Commission paid		6,069		7,654		140	26.1
Claims/benefits paid		5,419		11,662		214	-
Operating expenses		18,951		18,026		331	(4.9)
Total expenses		30,439		37,342		685	22.7
Transfer to linked funds		106,639		94,334		1,730	(11.5)
Provisions for policy holder liabilities (non-linked)		24,988		26,387		484	5.6
Profit before tax	Rs.	14,137	Rs.	15,697	US$	288	11.0%
The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Investments	Rs.	107,703	Rs.	145,083	US$	2,661	34.7%
Assets held to cover linked liabilities		578,174		575,208		10,550	(0.5)
Liabilities on life policies in force	Rs.	662,295	Rs.	689,105	US$	12,639	4.0%

The life insurance industry has witnessed a declining trend in new business year-on-year since fiscal 2011. Life insurance industry registered a decline of 1.9% in retail weighted new business premium during fiscal 2013. The public sector registered a decline of 4.1% and the private sector registered a growth of 1.9% during fiscal 2013. Fiscal 2013 was the first year after regulatory changes in September 2010 that the private sector grew.

ICICI Prudential Life Insurance Company registered a growth of 17.5% during fiscal 2013 against a decline of 23.5% in fiscal 2012. ICICI Prudential Life Insurance Company maintained its leadership position among the private sector companies on retail weighted new business premium basis. The relatively stronger growth of ICICI Prudential Life Insurance Company, as compared to the industry decline, resulted in an increase in market share based on retail weighted new business premium basis from 5.9% in fiscal 2012 to 7.0% in fiscal 2013, according to Insurance Regulatory and Development Authority.

Assets under management increased by 4.8% from Rs. 707.7 billion at fiscal 2012 to Rs. 741.6 billion at fiscal 2013.

Profit before tax of ICICI Prudential Life Insurance Company increased by 11.0% from Rs. 14.1 billion in fiscal 2012 to Rs. 15.7 billion in fiscal 2013 primarily due to an increase in investment income and lower operating expenses as well as the continued income stream from business sold in prior years.

The total premium income of ICICI Prudential Life Insurance Company decreased by 3.4% from Rs. 140.2 billion in fiscal 2012 to Rs. 135.4 billion in fiscal 2013. Renewal premium decreased by 8.9% from Rs. 95.8 billion in fiscal 2012 to Rs. 87.3 billion in fiscal 2013, and single premium decreased by 22.5% from Rs. 8.0 billion in fiscal 2012 to Rs. 6.2 billion in fiscal 2013. Renewal premium decreased because of higher surrender of policies and the decline of new business volumes in the past few years, which is reflected in renewal premium with a lag. The new business premium (regular premium business) increased by 15.1% from Rs. 36.4 billion in fiscal 2012 to Rs. 41.9 billion in fiscal 2013.

Other income of ICICI Prudential Life Insurance Company decreased by 7.2% from Rs. 28.5 billion in fiscal 2012 to Rs. 26.5 billion in fiscal 2013. There was a decrease in surrender charges, including income on foreclosure of policies, offset, in part, by an increase in policy fees.

Investment income of ICICI Prudential Life Insurance Company increased by 56.4% from Rs. 8.4 billion in fiscal 2012 to Rs. 13.1 billion in fiscal 2013, primarily due to an increase in average non-linked assets under management and higher yields on the debt portfolio.

Commission expenses of ICICI Prudential Life Insurance Company increased by 26.1% from Rs. 6.1 billion in fiscal 2012 to Rs. 7.7 billion in fiscal 2013, primarily due to an increase in the proportion of conventional products in the new business mix, as the commission rates on conventional products are higher than on unit-linked products.

Claims and benefit payouts of ICICI Prudential Life Insurance Company increased from Rs. 5.4 billion in fiscal 2012 to Rs. 11.7 billion in fiscal 2013 due to higher surrenders, maturities and annuity payouts.

The operating expenses of ICICI Prudential Life Insurance Company decreased by 4.9% from Rs. 19.0 billion in fiscal 2012 to Rs. 18.0 billion in fiscal 2013, mainly due to a decrease in branch-related expenses in fiscal 2013 compared to fiscal 2012. The number of branches decreased from 992 at year-end fiscal 2012 to 559 at year-end fiscal 2013.

Transfer to linked funds represents the transfer of premium received, including the renewal premium on linked policies of ICICI Prudential Life Insurance Company to investments, which has decreased by 11.5% from Rs. 106.6 billion in fiscal 2012 to Rs. 94.3 billion in fiscal 2013 due to a decrease in the volume of our unit-linked insurance business (including renewal) during fiscal 2013. In the linked business, the premium amount paid by the policy holder after the deduction of charges and the premium for risk cover is invested in the underlying asset or index as chosen by the policy holder.

Assets held to cover the linked liabilities of ICICI Prudential Life Insurance Company decreased marginally by 0.5% from Rs. 578.2 billion at year-end fiscal 2012 to Rs. 575.2 billion at year-end fiscal 2013.The decrease in linked assets under management is primarily attributable to high withdrawals from the funds offset, in part, by higher investment income. In the linked business, the premium amount paid by the policy holder, after the deduction of charges and the premium for risk cover, is invested in the underlying asset or index as chosen by the policy holder. The risks and rewards on the investments of linked policies therefore lie to a large extent with the policy holders.

Liability under existing life insurance policies to be paid by ICICI Prudential Life Insurance Company increased by 4.0% from Rs. 662.3 billion at year-end fiscal 2012 to Rs. 689.1 billion at year-end fiscal 2013 on account of improved market conditions and an increase in non-linked assets during fiscal 2013.

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Gross written premium (including premium on reinsurance accepted)	Rs.	60,144	Rs.	64,091	US$	1,176	6.6%
Premium on reinsurance ceded		(19,057)		(22,636)		(415)	18.8
Unexpired risk reserve		(5,597)		(1,362)		(26)	(75.7)
Net premium earned		35,490		40,093		735	13.0
Commission income (net)		614		1,831		34	-
Investment income from pool(1)		858		141		3	(83.6)
Investment income		4,084		5,730		105	40.3
Total income		41,046		47,795		877	16.4
Operating expenses		8,706		10,189		187	17.0
Claims/benefits paid		36,008		33,789		620	(6.2)
Other expenses (net)		284		1,000		18	—
Total expense		44,998		44,978		825	—
Profit/(loss) before tax	Rs.	(3,952)	Rs.	2,817	US$	52	—

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

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Investments	Rs.	60,336	Rs.	67,275	US$	1,234	11.5%
Current liabilities including claims outstanding		70,130		77,460		1,421	10.5
Provisions	Rs.	20,044	Rs.	21,875	US$	401	9.1%

ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2013, with a market share of 9.5% in gross written premium (excluding premium on the motor third party insurance pool), according to Insurance Regulatory and Development Authority and General Insurance Council.

In accordance with the Insurance Regulatory and Development Authority guidelines, ICICI Lombard General Insurance Company, together with all other general insurance companies, participated in the Pool, administered by the General Insurance Corporation of India covering third party risks of commercial vehicles, from April 1, 2007. As per the Insurance Regulatory and Development Authority direction effective March 31, 2012, the Pool was dismantled on a clean cut basis and general insurance companies were required to recognise the Pool liabilities as per loss ratios estimated by the General Actuaries Department of the United Kingdom with the option to recognise the same over a three year period. ICICI Lombard General Insurance Company recognized the additional liabilities of the Pool in fiscal 2012 and therefore, the loss after tax of ICICI Lombard General Insurance Company for fiscal 2012 included the impact of additional Pool losses of Rs. 6.9 billion. During fiscal 2013, the Appointed Actuary carried out re-assessment of liabilities relating to policies underwritten by ICICI Lombard General Insurance Company for risks incepted between April 1, 2007 and March 31, 2012. Based on the re-assessment, ICICI Lombard General Insurance Company recognized additional provision of Rs. 1.0 billion during fiscal 2013.

The Insurance Regulatory and Development Authority ordered the dismantling of the Pool with effect from March 31, 2012 and set up a framework for the Indian Motor Third Party Declined Risk Insurance Pool (the Declined Risk Pool) for commercial vehicles. The Declined Risk Pool is effective from April 1, 2012. Under Declined Risk Pool approach, insurers will cede to the Declined Risk Pool only the policies that they would not consider underwriting themselves. Additionally, as compared to the earlier Pool approach of ceding all third party premiums (including those related to comprehensive policies), under the Declined Risk Pool framework, only specific third party insurance premiums will be pooled. Every insurer is required to underwrite a minimum percentage of standalone commercial vehicle motor third party insurance, and any shortfall compared to this requirement is allocated to the insurers from the Declined Risk Pool.

ICICI Lombard General Insurance Company made profit before tax of Rs. 2.8 billion in fiscal 2013 compared to loss of Rs. 4.0 billion in fiscal 2012, primarily due to impact of the Pool losses on account of the additional provisions of Rs. 6.9 billion in fiscal 2012 made as per the Insurance Regulatory and Development Authority’s order.

The gross written premium (including its share of the motor third party insurance pool) increased by 6.6% from Rs. 60.1 billion in fiscal 2012 to Rs. 64.1 billion in fiscal 2013, primarily due to the growth in motor insurance business and health insurance business. The net premium income increased from Rs. 35.5 billion in fiscal 2012 to Rs. 40.1 billion in fiscal 2013, primarily due to the growth in the motor insurance business and the health insurance business. Net commission income increased from Rs. 0.6 billion in fiscal 2012 to Rs. 1.8 billion in fiscal 2013, primarily due to an increase in the commission on higher reinsurance ceded in the motor insurance and the health insurance business. Operating expenses increased from Rs. 8.7 billion in fiscal 2012 to Rs. 10.2 billion in fiscal 2013, primarily due to higher business support expenses on account of an increase in business and also on account of higher provision for doubtful receivables. Claims/benefits paid decreased by 6.2% from Rs. 36.0 billion in fiscal 2012 to Rs. 33.8 billion in fiscal 2013, primarily due to lower provisions on the third party risks on motor insurance.

Investments increased by 11.5% from Rs. 60.3 billion at year-end fiscal 2012 to Rs. 67.3 billion at year-end fiscal 2013, primarily due to an increase in business and the re-investment of income from investments in fiscal 2013. Current liabilities, including claims outstanding, increased by 10.5% from Rs. 70.1 billion at year-end fiscal 2012 to Rs. 77.5 billion at year-end fiscal 2013, primarily due to an increase in claims outstanding on account of dismantling of the Pool effective April 1, 2012.

Others

The “others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Venture Funds Management Company Limited, ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

ICICI Prudential Asset Management Company Limited manages the investment schemes of ICICI Prudential Mutual Fund, which was among the top three mutual funds in India in terms of average funds under management in March 2013, with a market share of 10.8%, according to Association of Mutual Funds in India. The average assets under management for ICICI Prudential Mutual Fund increased primarily on account of an increase in average assets under management of debt products in fiscal 2013.

ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities Limited owns icicidirect.com, a leading online brokerage platform.

Profit before tax of the “others” segment decreased from Rs. 8.1 billion in fiscal 2012 to Rs. 7.8 billion in fiscal 2013 mainly due to decline in profit before tax of ICICI Venture Funds Management Company Limited, ICICI Home Finance Company Limited and ICICI Securities Limited offset, in part, by an increase in profit before tax of ICICI Securities Primary Dealership Limited and ICICI Prudential Asset Management Company Limited.

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Net interest income	Rs.	4,369	Rs.	3,960	US$	73	(9.4)%
Non-interest income		14,753		14,740		270	(0.1)
Total income		19,122		18,700		343	(2.2)
Non-interest expenses		10,680		10,820		199	1.3
Operating profit before provisions and tax		8,442		7,880		144	(6.7)
Provisions		333		63		2	(81.1)
Profit before tax	Rs.	8,109	Rs.	7,817	US$	142	(3.6)%

Net interest income decreased by 9.4% from Rs. 4.4 billion in fiscal 2012 to Rs. 4.0 billion in fiscal 2013, primarily due to higher cost of funds.

Non-interest income remained at a similar level of Rs. 14.7 billion in fiscal 2013, compared to Rs. 14.8 billion in fiscal 2012, primarily due to a decrease in carry income, offset, in part, by an increase in trading gains and an increase in fees on mutual funds operations on account of an increase in average assets under management.

Non-interest expenses increased marginally from Rs. 10.7 billion in fiscal 2012 to Rs. 10.8 billion in fiscal 2013.

ICICI Prudential Asset Management Company made a profit before tax of Rs. 1.6 billion in fiscal 2013 compared to Rs. 1.3 billion in fiscal 2012, primarily due to an increase in fee income on account of an increase in average assets under management.

ICICI Securities Limited made a profit before tax of Rs. 1.0 billion in fiscal 2013, compared to Rs. 1.2 billion in fiscal 2012, due to trading losses in fiscal 2013 and an increase in staff cost and other administrative expenses, offset, in part, by an increase in net interest income.

ICICI Securities Primary Dealership made a profit before tax of Rs. 1.8 billion in fiscal 2013, compared to Rs. 1.3 billion in fiscal 2012, primarily due to an increase in trading gains. Trading gains increased in fiscal 2013 on account of higher trading opportunities as the yield on 10-year government securities declined in fiscal 2013 compared to an increase in fiscal 2012.

ICICI Home Finance Company Limited made a profit before tax of Rs. 3.0 billion in fiscal 2013 compared to Rs. 3.5 billion in fiscal 2012 primarily due to a decrease in net interest income offset, in part, by lower provision on loans.

ICICI Venture Fund Management Company Limited made a profit before tax of Rs. 0.3 billion in fiscal 2013 compared to Rs. 0.9 billion in fiscal 2012 primarily due to a decrease in management fees and a decrease in distribution income from venture capital funds.

Fiscal 2012 Compared with Fiscal 2011

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Retail Banking	Rs.	(5,142)	Rs.	5,500	US$	101	–%
Wholesale Banking		48,997		62,077		1,139	26.7
Treasury		22,010		22,441		412	2.0
Other Banking		5,891		3,928		72	(33.3)
Life Insurance		9,247		14,137		259	52.9
General Insurance		(823)		(3,952)		(72)	–
Others		7,733		8,109		148	4.9
Profit before tax	Rs.	87,913	Rs.	112,240	US$	2,059	27.7%

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Net interest income	Rs.	33,197	Rs.	38,147	US$	700	14.9%
Non-interest income		21,161		25,757		472	21.7
Total income		54,358		63,904		1,172	17.6
Non-interest expenses		45,694		56,520		1,037	23.7
Profit before provisions		8,664		7,384		135	(14.8)
Provisions		13,806		1,884		34	(86.4)
Profit/(Loss) before tax	Rs.	(5,142)	Rs.	5,500	US$	101	-

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.
	Outstanding balance at March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Advances	Rs.	599,623	Rs.	620,630	US$	11,384	3.5%
Deposits		1,482,780		1,711,353		31,389	15.4

Loans in the retail banking segment increased by 3.5% from Rs. 599.6 billion at year-end fiscal 2011 to Rs. 620.6 billion at year-end fiscal 2012. The challenges of the rising interest rate environment limited the growth of the retail banking segment loan portfolio. The retail banking segment maintained its focus on strengthening its deposit franchise, reflecting the increase in retail deposit base. Despite continued tightness in liquidity, high interest rates and de-regulation of savings deposit rates, the savings account deposits of the segment increased by 13.7% from Rs. 668.7 billion at year-end fiscal 2011 to Rs. 760.5 billion at year-end fiscal 2012. The domestic current account deposits increased by 8.3% from Rs. 152.7 billion at year-end fiscal 2011 to Rs. 165.3 billion at year-end fiscal 2012.

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

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Net interest income	Rs.	33,715	Rs.	49,367	US$	905	46.4%
Non-interest income		39,853		41,014		753	2.9
Total income		73,568		90,381		1,658	22.9
Non-interest expenses		18,231		19,965		366	9.5
Profit before provisions		55,337		70,416		1,292	27.2
Provisions		6,340		8,339		153	31.5
Profit before tax	Rs.	48,997	Rs.	62,077	US$	1,139	26.7%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.
	Outstanding balance at March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Advances	Rs.	1,555,794	Rs.	1,899,350	US$	34,838	22.1%
Deposits		764,356		838,726		15,384	9.7%

The wholesale banking loan book increased by 22.1% from Rs. 1,555.8 billion at year-end fiscal 2011 to Rs. 1,899.4 billion at year-end fiscal 2012. The increase was driven by the continued focus on growing our domestic corporate loan book and by opportunities for lending through our overseas branches. The domestic term deposits in the segment increased by 14.3% from Rs. 532.4 billion at year-end fiscal 2011 to Rs. 608.3 billion at year-end fiscal 2012. The domestic current account deposits decreased by 7.5% from Rs. 181.0 billion at year-end fiscal 2011 to Rs. 167.5 billion at year-end fiscal 2012.

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

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Net interest income	Rs.	21,521	Rs.	18,833	US$	345	(12.5)%
Non-interest income		4,862		8,145		150	67.5
Total income		26,383		26,978		495	2.3
Non-interest expenses		1,544		1,690		31	9.5
Profit before provisions		24,839		25,288		464	1.8
Provisions		2,829		2,847		52	0.6
Profit before tax	Rs.	22,010	Rs.	22,441	US$	412	2.0%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.
	Closing balance at March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Investments	Rs.	1,344,612	Rs.	1,595,230	US$	29,260	18.6%
Borrowings		1,095,543		1,401,649		25,709	27.9%

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

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Net interest income	Rs.	7,903	Rs.	7,430	US$	136	(6.0)%
Non-interest income		4,741		2,989		55	(37.0)
Total income		12,644		10,419		191	(17.6)
Non-interest expenses		4,640		4,110		75	(11.4)
Profit before provisions		8,004		6,309		116	(21.2)
Provisions		2,113		2,381		44	12.7
Profit before tax	Rs.	5,891	Rs.	3,928	US$	72	(33.3)%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.
	Outstanding balance on March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Advances	Rs.	344,349	Rs.	354,985	US$	6,511	3.1%
Investments		118,093		114,136		2,093	(3.4)
Deposits		343,979		272,705		5,002	(20.7)
Borrowings		69,923		114,736		2,104	64.1%

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

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Premium earned	Rs.	178,806	Rs.	140,216	US$	2,572	(21.6)%
Premium on reinsurance ceded		(636)		(937)		(17)	47.3
Net premium earned		178,170		139,279		2,555	(21.8)
Other income		28,347		28,541		523	0.7
Investment income		5,536		8,383		154	51.4
Total income		212,053		176,203		3,232	(16.9)
Commission paid		5,607		6,069		111	8.2
Claims/benefits paid		2,806		5,419		99	93.1
Operating expenses		20,185		18,951		349	(6.1)
Total expenses		28,598		30,439		559	6.4
Transfer to linked funds		148,832		106,639		1,956	(28.3)
Provisions for policy holder liabilities (non- linked)		25,376		24,988		458	(1.5)
Profit before tax	Rs.	9,247	Rs.	14,137	US$	259	52.9%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance at March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Investments	Rs.	81,947	Rs.	107,703	US$	1,975	31.4%
Assets held to cover linked liabilities		588,265		578,174		10,605	(1.7)
Liabilities on life policies in force		644,821		662,295		12,148	2.7%

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

Claims and benefit payouts of ICICI Prudential Life Insurance Company increased from Rs. 2.8 billion in fiscal 2011 to Rs. 5.4 billion in fiscal 2012 due to higher maturities of policies and annuity payouts.

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

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Gross written premium (including premium on reinsurance accepted)	Rs.	47,349	Rs.	60,144	US$	1,103	27.0%
Premium on reinsurance ceded		(17,017)		(19,057)		(350)	12.0
Unexpired risk reserve		(1,770)		(5,597)		(102)	-
Net premium earned		28,562		35,490		651	24.3
Commission income (net)		543		614		11	13.0
Investment income from pool(1)		646		858		16	32.9
Investment income		3,937		4,084		75	3.7
Total income (a)		33,688		41,046		753	21.8
Operating expenses		6,822		8,706		160	27.6
Claims/benefits paid		27,325		36,008		660	31.8
Other expenses (net)		364		284		5	(21.7)
Total expense (b)		34,511		44,998		825	30.4
Loss before tax	Rs.	(823)	Rs.	(3,952)	US$	(72)	-

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

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Investments	Rs.	46,653	Rs.	60,336	US$	1,107	29.3%
Current liabilities including claims outstanding		48,416		70,130		1,286	44.8
Provisions		14,431		20,044		368	38.9%

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

Others

The “others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Venture Funds Management Company Limited, ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

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

Profit before tax of the “others” segment increased from Rs. 7.7 billion in fiscal 2011 to Rs. 8.1 billion in fiscal 2012 mainly due to an increase in profit before tax of ICICI Home Finance Company Limited, ICICI Securities Primary Dealership Limited and ICICI Prudential Asset Management Company Limited offset, in part, by a decline in profit of ICICI Securities Limited and ICICI Venture Fund Management Company Limited.

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2011		2012		2012		2012/2011 % change
	(in millions, except percentages)
Net interest income	Rs.	4,364	Rs.	4,369	US$	80	0.1%
Non-interest income		14,111		14,753		271	4.5
Total income		18,475		19,122		351	3.5
Non-interest expenses		10,502		10,680		196	1.7
Operating profit before provisions and tax		7,973		8,442		155	5.9
Provisions		240		333		6	38.8
Profit before tax	Rs.	7,733	Rs.	8,109	US$	149	4.9%

Net interest income remained at the same level of Rs. 4.4 billion in fiscal 2011 and fiscal 2012.

Non-interest income increased by 4.5%, from Rs. 14.1 billion in fiscal 2011 to Rs. 14.8 billion in fiscal 2012, primarily due to an increase in trading gains.

Non-interest expenses increased marginally by 1.7%, from Rs. 10.5 billion in fiscal 2011 to Rs. 10.7 billion in fiscal 2012.

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

Profit before tax of ICICI Venture Fund Management Company Limited remained at the similar level of Rs. 0.9 billion in fiscal 2011 and fiscal 2012. Management fees decreased from Rs. 1.3 billion in fiscal 2011 to Rs. 1.2 billion in fiscal 2012 primarily due to the termination of certain funds and the reduction in outstanding capital of certain funds on account of distribution of capital to investors. This decrease was offset, in part, by an increase in carry income from Rs. 0.5 billion in fiscal 2011 to Rs. 0.6 billion in fiscal 2012.

Related Party Transactions

During fiscal 2013, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

During fiscal 2013, the following parties were identified as our associates/other related entities: FINO PayTech Limited (formerly known as Financial Inclusion Network & Operations Limited), I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth, Rainbow Fund, ICICI Merchant Services Private Limited, Mewar Aanchalik Gramin Bank and India Infradebt Limited.1

Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel during fiscal 2013: Ms. Chanda Kochhar; Mr. N. S. Kannan; Mr. K. Ramkumar and Mr. Rajiv Sabharwal. The close family members of the above key management personnel are also our related parties. Close family members in relation to the executive directors means their spouses, children, siblings and parents. We have applied the Indian GAAP standard in determining the close family members of the executive directors.

Related Party Transactions

The following are the material transactions between us and our associates/other related entities or our key management personnel or their close family members. A related party transaction is disclosed as a material related party transaction whenever it exceeds 10% of all related party transactions in that category.

For additional details, see also “Management—Compensation and Benefits to Directors and Officers—Loans” and note 2 - “Related Party Transactions” of Schedule 18 to the consolidated financial statements included herein.

Insurance Services

During fiscal 2013, we received insurance premiums from our associates/other related entities, amounting to Rs. 25 million, from key management personnel of the Bank, amounting to Rs. 1 million and from the close family members of key management personnel, amounting to Rs. 0.3 million. Our material transaction during fiscal 2013 amounted to Rs. 21 million of premiums received from FINO Paytech Limited. The premiums received were towards cover for health insurance, personal accident, motor and miscellaneous items.

During fiscal 2013, we paid claims to I-Process Services (India) Private Limited amounting to Rs. 0.07 million and to FINO PayTech Limited amounting to Rs. 0.05 million.

Fees, Commission and Other Income

During fiscal 2013, we received fees, commission and other income from our associates/other related entities, amounting to Rs. 14 million, from key management personnel of the Bank, amounting to Rs. 0.3 million and from the close family members of key management personnel, amounting to Rs. 0.1 million. Our material transactions during fiscal 2013 amounted to Rs. 13 million of fees, commission and other income received from ICICI Merchant Services Private Limited. These transactions primarily generated bank charges for us.

Lease of Premises, Shared Corporate and Facilities Expenses

During fiscal 2013, we received lease of premises, facilities and other administrative costs from our associates/other related entities, amounting to Rs. 168 million, and from key management personnel of the Bank, amounting to Rs. 0.1 million. Our material transactions during fiscal 2013 amounted to Rs. 148 million received

(1) This entity was incorporated and identified as a related party during the three months ended December 31, 2012.

from ICICI Merchant Services Private Limited and amounted to Rs. 20 million from FINO PayTech Limited. The amount was paid to the Bank towards its share of the shared corporate expenses, infrastructure and technology sharing charges as specified by the operations agreement between the Bank and ICICI Merchant Services Private Limited and FINO PayTech Limited.

Secondment of Employees

During fiscal 2013, we received compensation from I-Process Services (India) Private Limited amounting to Rs. 7 million for the secondment of our employees.

Brokerage, Fees and Other Expenses

During fiscal 2013, we paid brokerage fees and other expenses to our associates/other related entities amounting to Rs. 3.4 billion. Our material transactions during fiscal 2013 amounted to Rs. 1.0 billion in brokerage fees and other expenses paid to I-Process Services (India) Private Limited, and Rs. 963 million in brokerage fees and other expenses paid to FINO PayTech Limited. These transactions primarily pertain to outsourcing services and expenses towards providing basic banking services/health insurance products to the rural segment of the country, including enrollment activities, issuance of cards, authentication devices and other incidental technology related services.

Investments in associate/other related entities

During fiscal 2013, we invested in the equity shares of India Infradebt Limited amounting to Rs. 930 million and applied for equity shares of Mewar Aanchalik Gramin Bank amounting to Rs. 19 million.

Interest Expenses

During fiscal 2013, we paid interest to our associates/other related entities amounting to Rs. 265 million, to our key management personnel amounting to Rs. 3 million and to the close family members of key management personnel amounting to Rs. 2 million, towards interest on deposits and bonds. Our material transactions during fiscal 2013 amounted to Rs. 162 million of interest paid to Mewar Aanchalik Gramin Bank, Rs. 85 million of interest paid to India Infradebt Limited and Rs. 8 million of interest paid to ICICI Merchant Services Private Limited.

Interest Income

During fiscal 2013, we received interest from our associates/other related entities, amounting to Rs. 98 million, from our key management personnel, amounting to Rs. 0.4 million, and from the close family members of key management personnel, amounting to Rs. 0.7 million. Our material transactions during fiscal 2013 amounted to Rs. 48 million of interest received from ICICI Merchant Services Private Limited and Rs. 47 million of interest received from Mewar Aanchalik Gramin Bank. The transaction mainly pertains to interest received on bonds and loans.

Dividends Paid

During fiscal 2013, the Bank paid dividends to its key management personnel, amounting to Rs. 7 million. The dividend paid during fiscal 2013 to Ms. Chanda Kochhar was Rs. 5 million, to Mr. N. S. Kannan was Rs. 1 million and to Mr. K. Ramkumar was Rs. 0.4 million.

Sale of fixed assets

During fiscal 2013, the Bank sold fixed assets to its key management personnel amounting to Rs. 0.7 million. Our material transactions during fiscal 2013 amounted to Rs. 0.7 million of fixed assets sold to Mr. K. Ramkumar.

Donations Given

During fiscal 2013, we gave donations to the ICICI Foundation for Inclusive Growth amounting to Rs. 104 million.

Related Party Balances

The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At year-end fiscal 2013
	(in millions)
Deposits from related parties held by us	Rs.	5,085
Loans and advances to related parties(1)		306
Our investments in related parties		1,904
Investments in our shares held by related parties		15
Payables to related parties		1,279
Guarantees issued by us for related parties	Rs.	0.1

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2013
	(in millions, except number of shares)
Deposits from key management personnel	Rs.	61
Loans and advances to key management personnel(2)		6
Investments in our shares held by key management personnel		4
Employee stock options outstanding (numbers)		3,172,500
Employee stock options exercised(3)	Rs.	0.5

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2013
	(in millions)
Deposits from close family members of key management personnel	Rs.	24
Loans and advances to close family members of key management personnel(1)		7

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the key management personnel:

Items	Year ended March 31, 2013
	(in millions)
Deposits from key management personnel	Rs.	74
Loans and advances to key management personnel(2)		10
Investments in our shares held by key management personnel	Rs.	4

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	Year ended March 31, 2013
	(in millions)
Deposits from close family members of key management personnel	Rs.	45
Loans and advances to close family members of key management personnel(1)		8

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

(3)	During fiscal 2013, 54,000 employee stock options were exercised by the key management personnel of the Bank, which have been reported at face value.

Joint Ventures and Associates

From fiscal 2006, TCW/ICICI Investment Partners Limited (earlier known as TCW/ICICI Investment Partners LLC) has been classified as a Joint Venture as per AS 27 on “Financial Reporting of Interests in Joint Ventures”.

From fiscal 2008, ICICI Bank started applying equity method accounting for investment in FINO Pay Tech Limited (earlier known as Financial Inclusion Network & Operations Limited), I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited and ICICI Venture Value Fund as associates, as required by AS 23 on “Accounting for Investments in Associates in Consolidated Financial Statements”. However, due to an increase in the equity stake in the ICICI Venture Value Fund from 48.0% to 54.8% during fiscal 2010 by ICICI Ventures Fund Management Company Limited, a wholly owned subsidiary of the Bank, ICICI Venture Value Fund has been consolidated as required by AS 21 on “Consolidated Financial Statements”. During fiscal 2012, I-Solutions Providers (India) Private Limited was amalgamated with I-Process Services (India) Private Limited.

From fiscal 2009, ICICI Bank started applying equity method accounting for investment in Crossdomain Solutions Private Limited, Contests2win.com India Private Limited, Transafe Services Limited, Prize Petroleum Company Limited as per the equity method prescribed by AS 23 on “Accounting for Investments in Associates in Consolidated Financial Statements”. However, from fiscal 2010, in view of the sale of investments in the equity share capital of Crossdomain Solutions Private Limited, Contests2win.com India Private Limited, and Transafe Services Limited, these entities ceased to be associates from the respective date of the sale and accordingly, these entities have not been consolidated. From fiscal 2012, in view of the sale of investments in the equity share capital of Prize Petroleum Company Limited, this entity ceased to be an associate from its date of the sale, and, accordingly, has not been consolidated.

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

From fiscal 2013, ICICI Bank started applying equity method accounting for investment in India Infradebt Limited as per the equity method prescribed by AS 23 on “Accounting for Investments in Associates in Consolidated Financial Statements”.

Under Indian GAAP, we have not consolidated certain entities in which investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall” or have been accounted for as equity affiliates in accordance with FASB ASC Subtopic 323-10, “Investments – Equity Method and Joint Ventures”. Under Indian GAAP, through fiscal 2011, 3i Infotech Limited was not consolidated in which the investment is intended to be temporary. During fiscal 2012, loans from 3i Infotech Limited were restructured and as per the restructuring scheme a certain portion of the loans provided by ICICI Bank to 3i Infotech Limited was converted to equity shares. Based on the continued intention to reduce the stake below 20% and severe long term restrictions on 3i Infotech Limited under debt restructuring scheme which impair the ability of 3i Infotech Limited to transfer funds to its investee, the results of 3i Infotech Limited were not consolidated in Indian GAAP. However, under U.S. GAAP, this entity has been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investments – Equity Method and Joint Ventures”.

Reconciliation of Net Profit between Indian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2013, fiscal 2012 and fiscal 2011 that would result from the application of U.S. GAAP instead of Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 101.1 billion in fiscal 2013 under U.S. GAAP was higher than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 96.0 billion under Indian GAAP. During fiscal 2013, the net income under U.S. GAAP was higher primarily due to the impact of amortization of loan processing fees net of costs under U.S. GAAP, higher profits attributable to the shareholders’ of ICICI Bank from insurance subsidiaries and higher profit on valuation of securities under U.S. GAAP as compared to Indian GAAP, offset, in part, by the impact of difference in accounting for business combinations under U.S. GAAP, a higher deferred tax expenses as compared to Indian GAAP and higher loan loss provisioning under U.S. GAAP as compared to Indian GAAP. See also note 20 to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under U.S. GAAP included herein.

The difference in accounting for the provision for loan losses resulted in a lower net income by Rs. 1.3 billion in fiscal 2013 as compared to higher net income by Rs. 2.0 billion in fiscal 2012 under U.S. GAAP, as compared to Indian GAAP. This was primarily due to differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, resulting in timing differences in the recognition of such losses. During fiscal 2013, loan loss provisioning was higher under U.S. GAAP as compared to Indian GAAP primarily due to higher additions of commercial loans to non-performing loans. The cumulative provisions under U.S. GAAP at year-end fiscal 2013 continue to be higher than the cumulative provisions held under Indian GAAP, as shown in the statement of stockholders’ equity reconciliation. See also note 20(a) to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under U.S. GAAP included herein.

The difference in accounting for business combinations resulted in lower net income under U.S. GAAP by Rs. 1.1 billion in fiscal 2013 and by Rs. 2.0 billion in fiscal 2012, primarily because of the amortization of intangible assets. Under Indian GAAP, no intangible assets were created in business combinations by the Bank. However, under U.S. GAAP, intangible assets are created as required by FASB ASC Topic 805, “Business Combinations”. These intangibles are amortized over the estimated useful life of the intangible assets. The amortization of intangible assets decreased from Rs. 1.7 billion in fiscal 2012 to Rs. 1.0 billion in fiscal 2013, primarily due to the completion of amortization of some intangibles in fiscal 2012.

The difference in accounting for consolidation resulted in higher net income under U.S. GAAP by Rs. 1.9 billion in fiscal 2013 and by Rs. 1.4 billion in fiscal 2012 as compared to Indian GAAP, primarily due to profits of Rs. 1.4 billion on the consolidation of certain qualified special purpose entities used for securitization transactions, but not consolidated under Indian GAAP. The share of profits from our insurance subsidiaries, accounted for by the equity method of accounting under U.S. GAAP, resulted in a higher income by Rs. 1.8 billion in fiscal 2013 under U.S. GAAP as compared to the Indian GAAP. The share of losses from equity affiliates, accounted for by the equity method of accounting under U.S. GAAP but not under Indian GAAP, resulted in loss of Rs. 1.0 billion in fiscal 2013 under U.S. GAAP as compared to Indian GAAP. See also note 20(c) to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under U.S. GAAP included herein.

The difference in accounting for the valuation of debt and equity securities resulted in higher net income by Rs. 2.1 billion in fiscal 2013 as compared to lower net income by Rs. 0.4 billion in fiscal 2012 under U.S. GAAP as compared to Indian GAAP. This was primarily due to lower impact of other-than-temporary impairment during fiscal 2013 which decreased from Rs. 5.0 billion in fiscal 2012 to Rs. 2.6 billion in fiscal 2013 under U.S. GAAP. During fiscal 2013, the revaluation, resulting from changes in foreign currency exchange rates, of mainly Euro and British pound denominated available-for-sale debt securities under U.S. GAAP resulted in a gain of Rs. 0.9 billion as compared to Rs. 1.1 billion in fiscal 2012. Under U.S. GAAP, the changes in the fair value of available-for-sale securities, including currency revaluation gains/losses, are reflected in other comprehensive income, while under Indian GAAP these changes are reflected in the profit and loss account. Such foreign currency denominated available-for-sale securities are either funded in the same currency or the exchange rate risk on these investments is covered by foreign currency forwards/swaps. The impact of currency revaluation on such funding liabilities and the derivatives is taken through the income statement under both Indian GAAP and U.S. GAAP. Therefore, while the exchange rate movement risk on foreign currency denominated available-for-sale securities is economically covered, the difference in accounting treatment of the assets under U.S. GAAP as compared to Indian GAAP results in a difference in net profit between Indian GAAP and U.S. GAAP. There was a positive impact of Rs. 3.8 billion in fiscal 2013 as compared to Rs. 3.2 billion in fiscal 2012 under U.S. GAAP, due to differences in mark-to-market accounting for available for sale securities and other differences. See also note 20(d) to our “consolidated financial statements —schedules forming part of the consolidated financial statements —additional notes” under U.S. GAAP included herein.

We earn fees and incur costs on the origination of loans which are recognized upfront in Indian GAAP but are amortized in U.S. GAAP. Amortization of loan origination fees and costs resulted in higher income by Rs. 6.8 billion in fiscal 2013 as compared to lower income by Rs. 1.9 billion in fiscal 2012 under U.S. GAAP as compared to Indian GAAP. Under U.S. GAAP, there was positive impact on loan processing fees and costs in fiscal 2013 due to higher amortization of previous years’ cumulative unamortized fees during fiscal 2013. Further, during fiscal 2013, there was lower negative impact under U.S. GAAP as loan origination fees decreased during fiscal 2013 as compared to fiscal 2012, which is recognized upfront as income under Indian GAAP but is amortized in U.S. GAAP. See also note 20(e) to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under U.S. GAAP included herein.

The negative impact under U.S. GAAP due to deferred tax expenses was higher by Rs. 4.0 billion in both fiscal 2013 and in fiscal 2012 as compared to Indian GAAP. The difference arises primarily because of the tax impact of U.S. GAAP adjustments over Indian GAAP and because deferred tax assets or liabilities are created based on substantively enacted tax rates under Indian GAAP, whereas they are created on enacted tax rates in force at the balance sheet date under U.S. GAAP. Further, deferred tax is created on undistributed earnings of subsidiaries and affiliates under U.S. GAAP, but is not created under Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 70.8 billion in fiscal 2012 under U.S. GAAP was lower than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 76.4 billion under Indian GAAP. During fiscal 2012, the net income under U.S. GAAP was lower primarily due to the impact of other-than-temporary impairment of securities of Rs. 5.0 billion as compared to Indian GAAP, the impact of difference in accounting for business combinations of Rs. 2.0 billion, higher deferred tax of Rs. 4.0 billion as compared to Indian GAAP and impact of amortization of loan origination fees and costs of Rs. 1.9 billion under U.S. GAAP. During fiscal 2012, as compared to Indian GAAP, net income under U.S. GAAP was impacted positively by the lower loan loss provisioning amounting to Rs. 2.0 billion, the impact of consolidation of certain qualified special purpose entities under U.S. GAAP amounting to Rs. 3.1 billion, the impact of the currency revaluation of foreign currency-denominated available-for-sale debt securities amounting to Rs. 1.1 billion and the mark-to-market impact on held-for-trading and available-for-sale securities by Rs. 1.1 billion. See also note 20 to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under U.S. GAAP included herein.

Consolidated profit after tax attributable to the shareholders of ICICI Bank of Rs. 54.4 billion in fiscal 2011 under U.S. GAAP was lower than the net income attributable to the shareholders of ICICI Bank of Rs. 60.9 billion under Indian GAAP. During fiscal 2011, the net income under U.S. GAAP was lower primarily due to the net impact of the higher amortization of fees and costs of Rs. 12.4 billion, the impact of the currency revaluation of foreign currency-denominated available-for-sale debt securities amounting to Rs. 2.8 billion, the impact of the amortization of intangibles of Rs. 1.3 billion, a lower benefit on deferred tax by Rs. 2.2 billion as compared to Indian GAAP and lower profits in our life insurance subsidiary by Rs. 0.9 billion as compared to Indian GAAP. During fiscal 2011, income under U.S. GAAP was impacted positively by the lower loan loss provisioning amounting to Rs. 10.5 billion and income of Rs. 4.4 billion due to the consolidation of certain qualified special purpose entities under U.S. GAAP. See also note 20 to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under U.S. GAAP included herein.

For a further description of significant differences between Indian GAAP and U.S. GAAP, a reconciliation of net income and stockholders’ equity to U.S. GAAP and certain additional information required under U.S. GAAP, see notes 20 and 21 to our consolidated financial statements included herein.

Critical Accounting Policies

In order to understand our financial condition and the results of operations, it is important to understand our significant accounting policies and the extent to which we use judgments and estimates in applying those policies. Our accounting and reporting policies are in accordance with Indian GAAP and conform to standard accounting practices relevant to our products and services and the businesses in which we operate. Indian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses during the reported period. Accordingly, we use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimation. See also Schedule 17-Significant Accounting Policies to our “Consolidated Financial Statements” included herein.

ICICI Bank Limited

Accounting for Investments

ICICI Bank accounts for its investments in accordance with the guidelines on investment classification and valuation issued by the Reserve Bank of India. We classify all our investments into the following categories: (a) held to maturity, (b) available-for-sale and (c) held for trading. Under each classification, we further categorize investments into (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others.

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

Available for sale and held for trading securities of the Bank are valued in accordance with the guidelines issued by the Reserve Bank of India. The Bank amortizes the premium, if any, over the face value of its fixed and floating rate investments in government securities classified as available-for-sale over the remaining period to maturity on a constant effective yield basis and straight line basis respectively. The market value of quoted investments are based on the trades/quotes on recognized stock exchanges, subsidiary general ledger account transactions, and price list of the Reserve Bank of India or prices declared by the Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association, periodically.

The Bank computes the market value of its unquoted government securities which are in the nature of Statutory Liquidity Ratio securities included in the available-for-sale and held for trading categories in accordance with rates published by the Fixed Income Money Market and Derivatives Association.

The Bank computes the market value of unquoted non-government fixed income securities, under the available-for-sale and held for trading category, wherever linked to the yield-to-maturity rates, with a mark-up (reflecting associated credit risk) over the yield to maturity rates for government securities published by the Fixed Income Money Market and Derivatives Association.

The Bank computes the market value of its unquoted equity shares at the break up value, if the latest balance sheet is available. If such a balance sheet is not available, the unquoted equity shares are valued at Re. 1 in accordance with the Reserve Bank of India guidelines.

The Bank computes the market value of its securities, under the available-for-sale and held for trading categories, scrip-wise (that is, by individual securities) and the depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, is ignored, as it is unrealized while net depreciation is provided for. Non-performing investments are identified based on Reserve Bank of India guidelines.

The Bank accounts for repurchase and reverse repurchase transactions with banks and financial institutions as borrowing and lending transactions respectively in accordance with the current guidelines of the Reserve Bank of

India. It accounts for transactions with the Reserve Bank of India under the liquidity adjustment facility as borrowing and lending transactions.

As per the Reserve Bank of India guidelines, the Bank follows the trade date method of accounting for the purchase and sale of investments, except for government of India and state government securities, for which the settlement date method of accounting is followed.

Provisions/Write-offs on Loans and Other Credit Facilities

ICICI Bank classifies its loans into standard, substandard and doubtful assets based on the number of days an account is overdue. The Bank classifies non-performing loans as loss assets when it believes that the loans are no longer collectible or the security available is below 10% of the balance outstanding. The Bank creates specific provisions on its secured and unsecured corporate loans classified as substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loans in the retail asset portfolio classified as sub-standard and doubtful are provided for at rates prescribed by our internal policy subject to minimum provisioning requirements set by the Reserve Bank of India. Loss assets are fully provided for or written off. The Bank held specific provisions for retail loans that are higher than the minimum regulatory requirements. The Bank held specific provisions against non-performing loans and a general provision against standard loans and floating provision taken over from the Bank of Rajasthan upon amalgamation.

The Bank determines provision for its restructured/rescheduled loans based on the diminution in the fair value of the loan under the methodology prescribed by the Reserve Bank of India. For loans classified as sub-standard and doubtful assets that are restructured, the Bank computes the diminution in fair value of the loan in addition to the loan loss provisions.

Loan accounts subjected to restructuring are upgraded to the standard category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms and the borrower gets reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. The Bank upgrades all other non-performing loans to a standard account if arrears of interest and principal are fully paid by the borrower.

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

Additionally, the Bank creates provisions on individual country exposures including indirect country risk (other than for home country exposures). The countries are categorized into seven risk categories: insignificant, low, moderate, high, very high, restricted and off-credit, and provisioning is made for those exposures exceeding 180 days on a graded scale ranging from 0.25% to 100%. For exposures with a contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposures will be reckoned at 50% of the exposure. If the country exposure (net) of the Bank with respect to each country does not exceed 1% of the total funded assets, no provision is required for such country exposure.

Transfer and Servicing of Assets

ICICI Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized, and gains/losses are accounted for only if we surrender the rights to benefits specified in the underlying securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

Under Indian GAAP, with effect from February 1, 2006, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. With effect from May 22, 2012, the profit/premium arising from securitization is amortized over the life of the transaction based on the method prescribed by the Reserve Bank of India. Net loss arising on account of the sell-down securitization and direct assignment of loan assets is recognized at the time of sale.

In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilized to meet the shortfall/loss on account of the sale of other financial assets to the securitization/ reconstruction company.

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

Certain actuarial reserves on lapsed policies created in earlier years are not immediately released through our profit and loss account upon the lapse of the policy. The release of such actuarial reserves are accounted for as funds for future appropriations as a balance sheet item in accordance with the instructions received from the Insurance Regulatory and Development Authority and the same is recognized in our profit and loss account only on the expiration of the reinstatement period.

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

A substantial part of the derivatives portfolio is valued using market observable inputs like swap rates, foreign exchange rates, volatilities and forward rates. The valuation of derivatives is carried out primarily using the market quoted swap rates and foreign exchange rates. Certain structured derivatives are valued based on counterparty quotes. The exposure regarding derivative transactions is computed and is marked against the credit limits approved for the respective counterparties.

We also hold investments and derivatives that have been valued based on unobservable inputs or that involve significant assumptions made by the management in arriving at their fair values. Such instruments are classified under Level 3 as per the classification defined in FASB ASC Topic 820 “Fair Value Measurements and Disclosures”.

A description of the valuation methodologies of Level 3 investments under U.S. GAAP

Our total investment in Level 3 instruments amounted to Rs. 77.8 billion at year-end fiscal 2013, as compared to Rs. 16.0 billion at year-end fiscal 2012. Out of the total Level 3 investments, investments amounting to Rs. 74.2 billion were India-linked and investments amounting to Rs. 3.6 billion were non-India linked. India-linked investments consisted of pass through certificates of Rs. 64.2 billion, corporate bonds of Rs. 3.4 billion, venture capital units of Rs. 2.7 billion, equity shares of Rs. 2.0 billion, funded credit derivatives of Rs. 0.8 billion referencing Indian companies, security receipts of Rs. 0.6 billion and preference shares of Rs. 0.5 billion. Non-India linked investments consisted of mortgage backed securities of Rs. 2.8 billion, asset backed commercial papers of Rs. 0.7 billion and corporate debt securities of Rs 0.1 billion at year-end fiscal 2013.

Bonds that have been identified as illiquid and valued on the basis of a valuation model are classified as Level 3 instruments, only if the input used to value those securities is collected from unobservable market data or if the bonds were valued after making adjustment to the market observable data. The investment in bonds of Rs. 2.5 billion is valued at the amortized cost net of impairment or based on prices available from Bloomberg which are developed using internal estimates and assumptions.

Due to illiquidity in the asset backed and mortgage backed security markets, a substantial part of these securities are classified as Level 3 and valuation models are used to value these securities. India-linked single name funded credit derivatives of Rs. 0.8 billion are valued based on credit spreads from market sources, wherever such spreads are available; where such spreads are not available, they are valued based on a valuation model using the Fixed Income Money Market and Derivatives Association spreads corresponding to the domestic ratings (or, if not available, the internal rating) of the issuer (capped to sovereign rating) with appropriate markups.

The valuation of Indian pass through certificates is dependent on the estimated cash flows that the underlying trust would pay out. The underlying trust makes assumptions with regards to various variables to arrive at the estimated cash flows. The cash flows for pass through certificates are discounted at the zero curve rates and credit spreads published by Fixed Income Money Market and Derivatives Association on month ends.

The valuation of security receipts and venture capital funds is calculated using the net asset value published by the issuing company.

Our Canadian subsidiary holds investments in asset backed commercial paper amounting to Rs. 0.7 billion (book value, net of provision) at year-end fiscal 2013, which are overdue. We have made provisions on these investments based on management’s estimates of expected recovery. Retained interest, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, has been recorded as available-for-sale securities in the balance sheet at fair value of Rs. 2.8 billion determined using an internal model.

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

Recently Issued Accounting Pronouncements under U.S. GAAP

Reclassification out of Accumulated Other Comprehensive Income

In February 2013, the FASB issued Accounting Standards Update No. 2013-02, Comprehensive Income (Topic 220): Reporting of Amounts Reclassified out of Accumulated Other Comprehensive Income. The Accounting Standards Update requires new footnote disclosures of items reclassified from accumulated Other Comprehensive Income to net income. The requirements will be effective for the reporting periods beginning after December 15, 2012. We are in the process of evaluating the impact of adopting this statement.

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

In January 2013, the FASB issued Accounting Standards Update No. 2013-01, “Clarifying the Scope of Disclosures about Offsetting Assets and Liabilities”, an update to ASC Topic 210 – Balance Sheet. Accounting Standards Update No. 2013-01 clarifies the scope of Accounting Standards Update No. 2011-11 and is effective for interim and annual reporting periods beginning on or after January 1, 2013.

Foreign Currency Matters

In March 2013, the FASB issued Accounting Standards Update No. 2013-05, “Parent’s Accounting for the Cumulative Translation Adjustment upon Derecognition of Certain Subsidiaries or Groups of Assets within a Foreign Entity or of an Investment in a Foreign Entity”, an update to ASC Topic 830 – Foreign Currency Matters. The amendments provide guidance for the treatment of the cumulative translation adjustment when an entity ceases to hold a controlling financial interest in a subsidiary or group of assets within a foreign entity. Accounting Standards Update No. 2013-05 is effective for interim and annual reporting periods beginning after December 15, 2013. ICICI Bank is currently evaluating the impact of adoption of Accounting Standards Update No. 2013-05 on ICICI Bank’s financial position, results of operations or cash flows.

MANAGEMENT

Directors and Executive Officers

Our Board of Directors, consisting of 12 members at June 30, 2013, is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, 1956, change the minimum or maximum number of directors by a resolution which is passed at a general meeting by a majority of the present and voting shareholders. In addition, under the Banking Regulation Act 1949, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our Board of Directors.

The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture and small scale industry. All of our directors are professionals with special knowledge of one or more of the above areas. Of the 12 directors, four directors are in our whole-time employment, or executive directors and the remaining eight directors including the government director are non-executive/independent directors. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India and the shareholders. Mr. Arvind Kumar, Joint Secretary, Department of Financial Services, Ministry of Finance, is the government nominee director on our Board effective July 22, 2011. Of the remaining seven non-executive directors, Mr. K. V. Kamath is the chairman of our Board and the others are company executives, retired company executives, advisors and chartered accountants. Of the eight non-executive directors, two have specialized knowledge in respect of agriculture and rural economy or small scale industry. The Reserve Bank of India has also prescribed ‘fit and proper’ criteria to be considered while appointing persons as directors of banking companies. Our directors (other than the government director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our Board of Directors has reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria.

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

Mr. K.V. Kamath was the Managing Director and CEO of ICICI Bank from May 3, 2002 until April 30, 2009 and was appointed as non-executive Chairman for a period of five years effective May 1, 2009. Under the definition of independent director in Clause 49 of the listing agreement executed with the Indian stock exchanges, a director who has been an executive of the company in the immediately preceding three financial years would not be classified as an independent director. K.V. Kamath was a non-executive, non-independent director until April 30, 2012 and qualified as an independent director effective May 1, 2012.

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

The Reserve Bank of India has approved the appointments of Mr. K. V. Kamath, Ms.Chanda Kochhar and Mr. N. S. Kannan up to April 30, 2014, Mr. K. Ramkumar up to January 31, 2014 and Mr. Rajiv Sabharwal up to June 23, 2015. The shareholders at the Annual General Meeting held on June 24, 2013 had approved the re-appointments of Mr. K. V. Kamath, Ms. Chanda Kochhar, Mr. N. S. Kannan and Mr. K. Ramkumar for a period of five years effective May 1, 2014, April 1, 2014, May 1, 2014 and February 1, 2014 respectively, which requires approval of the Reserve Bank of India.

Pursuant to the provisions of the Banking Regulation Act, 1949, Sridar Iyengar retired from the Board effective April 30, 2013 on completion of eight years as a non-executive Director.

 The Board, at its Meeting held on April 26, 2013, appointed Dileep Choksi as an additional Director effective April 26, 2013. The shareholders at the Annual General Meeting held on June 24, 2013 had approved the appointment of Mr. Choksi as a Director.

In order to comply with the provisions of the Companies Act and our organizational documents, Mr. N. S. Kannan, Mr. K. Ramkumar, and Mr. Rajiv Sabharwal will be subject to retirement by rotation if at any time the number of non-rotational directors exceeds one-third of the total number of directors. If they are reappointed as directors immediately upon retirement by rotation, they will continue to hold their offices as Executive Directors and the retirement by rotation and reappointment shall not be deemed to constitute a break in their appointment. Our other executive officers may hold office until they retire, unless they are discharged earlier by us.

Our Board of Directors had the following members at June 30, 2013:

Name, designation and profession                                                           Age           Date of first Appointment                                           Particulars of other Directorship(s) at June 30, 2013:

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2013:
Mr. Kundapur Vaman Kamath Independent Chairman	65	April 17, 1996	Lead Independent Director Infosys Limited Director Schlumberger Limited
Mr. Dileep Choksi Non-Executive Director Profession: Advisor	63	April 26, 2013
Director
ICICI Lombard General Insurance Company Limited
NSE IT Limited
National Securities Clearing Corporation Limited
ICICI Prudential Asset Management Company Limited
Reliance GeneMedix Plc
ICICI Home Finance Company Limited
ACE Derivatives and Commodity Exchange Limited
Datamatics Global Services Limited
Lupin Limited
Mafatlal Cipherspace Private Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2013:
Mr. Homi Khusrokhan Non-Executive Director Profession: Advisor	69	January 21, 2010
Director
Advinus Therapeutics Private Limited
Fulford (India) Limited
LIC Nomura Mutual Fund Trustee Company Private Limited
Marck Biosciences Limited
Novalead Pharma Private Limited
Rallis India Limited
Samson Maritime Limited
Tata AIA Life Insurance Company Limited

Mr. Arvind Kumar Nominee Director Profession: Government Service	46	July 22, 2011	Director Agriculture Insurance Company of India Limited New India Assurance Company Limited
Dr. Swati Piramal Non-Executive Director Profession: Company Director	57	January 31, 2012
Vice Chairperson
Piramal Enterprises Limited

Director
Adelwise Investments Private Limited
Akshar Fincom Private Limited
Allergan India Private Limited
Alpex Holdings Private Limited
Float Developers Private Limited
Gerbe Developers Private Limited
India Venture Advisors Private Limited
Nestle India Limited
Nival Developers Private Limited
PEL Management Services Private Limited
Piramal Corporate Services Limited
Piramal Estates Private Limited
Piramal Glass Limited
Piramal Healthcare (Canada) Limited
Piramal Life Sciences (UK) Limited
Piramal Management Services Private Limited
Propiedades Realties Private Limited
Thaler Developers Private Limited
Vulcan Investments Private Limited

Mr. M. S. Ramachandran Non-Executive Director Profession: Advisor	68	April 25, 2009	Director Ester Industries Limited Gulf Oil Corporation Limited Houghton International Inc. Infrastructure India Plc Supreme Petrochem Limited The Andhra Pradesh Paper Mills Limited
Dr. Tushaar Shah Non-Executive Director Profession: Advisor	61	May 3, 2010	None

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2013:
Mr. V. Sridar Non-Executive Director Profession: Advisor	65	January 21, 2010
Director
Aadhar Housing Finance Private Limited
Cent Bank Home Finance Limited
ICICI Prudential Life Insurance Company Limited
IDFC AMC Trustee Company Limited
Morpheus Capital Advisors Private Limited
Ponni Sugars (Erode) Limited
Sarda Metals & Alloys Limited
Seshasayee Paper & Boards Limited
SICOM Limited
SPB Papers Limited

Ms. Chanda Kochhar Managing Director and CEO Profession: Company Executive	51	April 1, 2001
Chairperson
ICICI Bank UK Plc
ICICI Bank Canada
ICICI Bank Eurasia Limited Liability Company
ICICI Prudential Life Insurance Company Limited
ICICI Lombard General Insurance Company Limited
ICICI Prudential Asset Management Company Limited
ICICI Securities Limited
Member-Board
Institute of International Finance, Inc
Member-Executive Board
Indian School of Business

Mr. N. S. Kannan Executive Director and CFO Profession: Company Executive	48	May 1, 2009
Chairman
ICICI Securities Primary Dealership Limited
Director
ICICI Bank UK Plc
ICICI Prudential Life Insurance Company Limited
ICICI Lombard General Insurance Company Limited
ICICI Prudential Asset Management Company Limited
Member-Supervisory Board
ICICI Bank Eurasia Limited Liability Company

Mr. K. Ramkumar Executive Director Profession: Company Executive	51	February 1, 2009	Director ICICI Prudential Life Insurance Company Limited ICICI Venture Funds Management Company Limited
Mr. Rajiv Sabharwal Executive Director Profession: Company Executive	47	June 24, 2010	Chairman ICICI Home Finance Company Limited Director ICICI Prudential Life Insurance Company Limited

Our executive officers at June 30, 2013 were as follows:

Name	Age	Designation and Responsibilities	Years of work experience	Total remuneration in fiscal 2013(1) (in Rupees)	Bonus for fiscal 2013(2) (in Rupees)	Stock options granted in fiscal 2012	Stock options granted in fiscal 2013(2)	Total stock options granted through June 2013	Total stock options outstanding at June 30, 2013(3)	Shareholdings at June 30, 2013(4)
Ms. Chanda Kochhar	51	Managing Director and CEO	29	33,231,709	17,989,541	210,000	250,000	2,115,000	1,725,000	328,925
Mr. N. S. Kannan	48	Executive Director and CFO	26	23,514,855	12,058,511	105,000	125,000	852,400	652,500	77,725
Mr. K. Ramkumar	51	Executive Director	28	23,634,489	12,058,511	105,000	125,000	1,070,000	835,000	-
Mr. Rajiv Sabharwal	47	Executive Director	23	21,659,653	10,358,810	105,000	125,000	585,000	585,000	-
Mr. Vijay Chandok	45	President	22	21,953,184	9,945,936	75,000	90,000	691,100	576,200	7,500
Ms. Zarin Daruwala	48	President	23	20,993,412	10,498,488	75,000	90,000	600,600	533,500	45,495

(1)
Includes salary and other benefits and ICICI Bank’s contribution to superannuation fund, provident and gratuity fund paid for fiscal 2013 and excludes bonus for fiscal 2012 which was paid in fiscal 2013.

(2)	Stock options granted and bonuses for fiscal 2013 are subject to approval of the Reserve Bank of India.

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

Ms. Zarin Daruwala is a chartered accountant. She joined ICICI in 1989 and has worked in the areas of project finance, corporate banking, mid-corporate business and agribusiness. She was designated as Group Executive-Wholesale Banking in July 2010 and re-designated as President effective May 10, 2011.

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

Our corporate governance philosophy encompasses regulatory and legal requirements, such as the terms of listing agreements with stock exchanges, aimed at a high level of business ethics, effective supervision and enhancement of value for all stakeholders.

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

Audit Committee

As of the date of filing this annual report, the Audit Committee comprises four independent directors — Mr. Homi Khusrokhan, Mr. Dileep Choksi, Mr. M. S. Ramachandran and Mr. V. Sridar. Mr. Homi Khusrokhan, an independent director, is the Chairman of the Committee and Mr. Dileep Choksi is the alternate Chairman. Mr. Homi Khusrokhan, Mr. Dileep Choksi and Mr. V. Sridar are chartered accountants.

Our Board of Directors has also determined that Mr. Dileep Choksi qualifies as an Audit Committee financial expert.

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointment and removal of central and branch statutory auditors and chief internal auditor and fixation of their remuneration, approval of payment to statutory auditors for other permitted services rendered by them, review of functioning of Whistle Blower Policy, review of the quarterly and annual financial statements before submission to the Board, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, review of statement of significant related party transactions, review of management letters/letters on internal control weaknesses issued by statutory auditors, reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel and also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer (i.e., the whole-time finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background etc. of the candidate.

All significant audit and non-audit services to be provided by our principal accountants are pre-approved by the Audit Committee before such services are provided to us.

Board Governance, Remuneration and Nomination Committee

As of the date of filing this annual report, the Board Governance, Remuneration and Nomination Committee comprises three independent directors—Mr. K. V. Kamath, Mr. Homi Khusrokhan and Mr. M. S. Ramachandran. Mr. K. V. Kamath, an independent director, is the Chairman of the Committee.

The functions of the Committee include the recommendation of appointments to the Board, evaluation of the performance of the Managing Director and CEO and wholetime directors on pre-determined parameters, recommendation to the Board of the remuneration (including performance bonus and perquisites) to wholetime directors, approval of the policy for and quantum of bonus payable to the members of the staff, framing of guidelines for the Employees Stock Option Scheme and recommendation of grant of ICICI Bank stock options to the employees and the wholetime directors of ICICI Bank and its subsidiary companies.

Corporate Social Responsibility Committee

As of the date of filing this annual report, the Corporate Social Responsibility Committee comprises four directors—Mr. M. S. Ramachandran, Mr. Arvind Kumar, Dr. Tushaar Shah and Ms. Chanda Kochhar. Mr. M. S. Ramachandran, an independent director, is the Chairman of the Committee.

The functions of the Committee include review of corporate social responsibility initiatives undertaken by the Company and the ICICI Foundation for Inclusive Growth, making recommendations to the Board with respect to the corporate social responsibility initiatives, policies and practices of the Company, and reviewing and implementing, if required, any other matters related to corporate social responsibility initiatives as recommended/suggested by the Reserve Bank of India or any other body.

Credit Committee

As of the date of filing this annual report, the Credit Committee comprises four directors—Mr. K.V. Kamath, Mr. Homi Khusrokhan, Mr. M.S. Ramachandran, and Ms. Chanda Kochhar. Mr. K.V. Kamath, an independent director, is the Chairman of the Committee.

The functions of the Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

Customer Service Committee

As of the date of filing this annual report, the Customer Service Committee comprises four directors—Mr. K. V. Kamath, Mr. M.S. Ramachandran, Mr. V. Sridar, and Ms. Chanda Kochhar. Mr. K.V. Kamath, an independent director, is the Chairman of the Committee.

The functions of the Committee include review of customer service initiatives, overseeing the functioning of the Customer Service Council and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Fraud Monitoring Committee

As of the date of filing this annual report, the Fraud Monitoring Committee comprises six directors—Mr. V. Sridar, Mr. K.V. Kamath, Mr. Homi Khusrokhan, Mr. Arvind Kumar, Ms. Chanda Kochhar and Mr. Rajiv Sabharwal. Mr.V. Sridar, an independent director, is the Chairman of the Committee.

The Committee monitors and reviews all frauds involving an amount of Rs. 10.0 million and above with the objective of identifying the systemic lacunae, if any, that may have facilitated perpetration of the fraud and to put in place measures to rectify the same. The Committee is also empowered to identify the reasons for delay in detection, if any, and report to top management of the Bank and the Reserve Bank of India on the same. The progress of investigations and recovery positions is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and that action, if required, is completed quickly without loss of time. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls and putting in place other measures as may be considered relevant to strengthen preventive measures against frauds.

Information Technology Strategy Committee

As of the date of filing this annual report, the Information Technology Strategy Committee comprises four directors—Mr. Homi Khusrokhan, Mr. K.V. Kamath, Mr.V. Sridar and Ms. Chanda Kochhar. Mr. Homi Khusrokhan, an independent director, is the Chairman of the Committee.

The Committee is empowered to approve strategy for information technology and policy documents, ensuring that information technology strategy is aligned with business strategy, review information technology risks, ensure proper balance of information technology investments for sustaining the Bank’s growth, oversee the aggregate funding of information technology at a Bank-level and ascertain if the management has resources to ensure the proper management of information technology risks and review contribution of information technology to businesses.

Risk Committee

As of the date of filing this annual report, the Risk Committee comprises six directors—Mr. K.V. Kamath, Mr. Dileep Choksi, Mr. Homi Khusrokhan, Mr. Arvind Kumar, Mr. V. Sridar and Ms. Chanda Kochhar. Mr. K.V. Kamath, an independent director, is the Chairman of the Committee.

The Committee is empowered to review ICICI Bank’s risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity and disaster recovery plan. The Committee is also empowered to review the Enterprise Risk Management framework of the Bank, risk appetite, the stress testing framework, Internal Capital Adequacy Assessment Process (ICAAP) and the framework for capital allocation. The Committee is empowered to review the status of Basel II and Basel III implementation, risk return profile of the Bank, outsourcing activities, compliance with RBI guidelines pertaining to credit, market and operational risk management systems and the activities of Asset Liability Management Committee. The Committee also reviews the risk profile template and key risk indicators pertaining to various risks. In addition, the Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework.

Share Transfer and Shareholders’/Investors’ Grievance Committee

As of the date of filing this annual report, the Share Transfer and Shareholders’/Investors’ Grievance Committee comprises three directors—Mr. Homi Khusrokhan, Mr. V. Sridar, and Mr. N.S. Kannan. Mr. Homi Khusrokhan, an independent director, is the Chairman of the Committee.

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

The powers of the Committee include approval/renewal of credit proposals, restructuring and settlement as per authorization approved by the Board, approvals of detailed credit norms related to individual business groups, approvals to facilitate introduction of new products and product variants, program lending within each business segment and asset or liability category, including permissible deviations and delegation of the above function(s) to any committee or individual. The Committee also approves and reviews from time to time limits on exposure to any group or individual company as well as approves underwriting assistance to equity or equity linked issues and subscription to equity shares or equity linked products or preference shares. The Committee also exercises powers in relation to borrowing and treasury operations as approved by the Board, empowers officials of the Bank and its group companies through execution of Power of Attorney, if required under the Common Seal of the Bank, and further exercises powers in relation to premises and property related matters.

Code of Ethics

We have adopted a Group Code of Business Conduct and Ethics for our directors and all our employees. This code aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the Company and is reviewed on an annual basis. We have not granted a waiver from any provision of the code to any of our directors or executive officers.

Principal Accountant Fees and Services

The total fees to our principal accountant relating to the audit of consolidated financial statements for fiscal 2012 and fiscal 2013 and the fees for other professional services billed in fiscal 2012 and fiscal 2013 are as follows:

					Convenience translation into US$ Year ended March 31, 2013

	Year ended March 31,
	2012		2013
	(in millions)				(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	153	Rs.	167	US$	3,059
Audit-related services
Opinion on non-statutory accounts presented in Indian Rupees		4		4		79
Others		8		10		173
Sub-total		165		181		3,311
Non-audit services
Tax services		—		—		—
Tax compliance		5		5		88
Other services		17		11		210
Sub-total		22		16		298
Total	Rs.	187	Rs.	197	US$	3,609

Fees for “other services” under the non-audit services category are principally fees related to advisory and certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2013 and fees for other professional services billed in fiscal 2013. Our Audit Committee pre-approves all significant assignments undertaken for us by our principal accountant.

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

The Board at its Meeting held on April 26, 2013 based on the recommendations of the Board Governance, Remuneration & Nomination Committee and subject to the approval of the Members, the Reserve Bank of India and such other approvals as may be necessary, approved a revision in the remuneration payable to Mr. K. V. Kamath. In terms of the revised remuneration, Mr. K. V. Kamath is entitled to be paid a remuneration of upto Rs. 5,000,000 per annum subject to necessary approvals as mentioned earlier. This remuneration limit will be effective, May 1, 2014 – April 30, 2019, being the period for which Mr. K. V. Kamath is proposed to be re-appointed as Chairman. The re-appointment as well as revised remuneration has been approved by the shareholders and is subject to approval of the Reserve Bank of India and such other approvals as may be necessary.

 Our Board or any committee thereof may fix, within the range approved by the shareholders, the salary and supplementary allowance payable to the executive directors. We are required to obtain specific approval of the Reserve Bank of India for the actual monthly salary, supplementary allowance and annual performance bonus paid each year to the executive directors.

The following table sets forth the currently applicable monthly salary ranges effective April 1, 2013:

Name and Designation	Monthly Salary Range (Rs.)
Ms. Chanda Kochhar, Managing Director and CEO	1,350,000 – 2,600,000 (US$ 24,762- US$ 47,689)
Mr. N. S. Kannan, Executive Director and CFO	950,000 – 1,700,000 (US$ 17,425- US$ 31,181)
Mr. K. Ramkumar, Executive Director	950,000 -1,700,000 (US$ 17,425- US$ 31,181)
Mr. Rajiv Sabharwal, Executive Director	900,000 – 1,600,000 (US$ 16,508- US$ 29,347)

The Board, at its meeting held on April 26, 2013, approved a revision in the supplementary allowance for executive directors. Consequently, Ms. Chanda Kochhar, shall be paid a supplementary allowance of Rs. 1,001,500 per month as compared to Rs. 870,862 per month; N. S. Kannan, and K. Ramkumar, shall each be paid a supplementary allowance of Rs. 685,500 per month as compared to Rs. 596,037 per month; and Rajiv Sabharwal, shall be paid a supplementary allowance of Rs. 663,500 per month as compared to Rs. 576,713 per month effective April 1, 2013, subject to the approval of the Reserve Bank of India and our shareholders.

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

The total compensation paid by ICICI Bank to its executive directors and executive officers during fiscal 2013 was Rs. 196.5 million.

Bonus

Each year, our Board of Directors awards discretionary bonuses to employees and executive directors on the basis of performance and seniority. The performance of each employee is evaluated through a performance management appraisal system. The aggregate amount of bonuses to all eligible employees and executive directors of ICICI Bank for fiscal 2013 was Rs. 4.9 billion. This amount was paid in fiscal 2014, excluding the payment of bonuses to executive directors which requires the approval of the Reserve Bank of India.

Employee Stock Option Scheme

ICICI Bank has an employee stock option scheme to encourage and retain high-performing employees. Pursuant to the stock option scheme as amended, up to 10.0% of the aggregate of issued equity shares at the time of the grant of stock options could be allocated under the employee stock option scheme. At year-end fiscal 2013 against the limit of 10.0% of issued shares, equivalent to 115.4 million shares, we had granted about 60.80 million shares under the employee stock option scheme. Employees and directors of ICICI Bank, its subsidiaries and its holding company are eligible employees for grants of stock options. ICICI Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

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

Date of grant	Number of options granted	Exercise price
February 21, 2000	1,713,000	Rs.	171.90	US$	3.15
April 26, 2001	1,580,200		170.00		3.12
March 27, 2002	3,155,000		120.35		2.21
April 25, 2003	7,338,300		132.05		2.42
July 25, 2003	147,500		157.03		2.88

Date of grant	Number of options granted	Exercise price
October 31, 2003	6,000	222.40	4.08
April 30, 2004	7,539,500	300.10	5.50
September 20, 2004	15,000	275.20	5.05
April 30, 2005	4,906,180	359.95	6.60
August 20, 2005	70,600	498.20	9.14
January 20, 2006	5,000	569.55	10.45
April 29, 2006	6,267,400	576.80	10.58
July 22, 2006	29,000	484.75	8.89
October 24, 2006	78,500	720.55	13.22
January 20, 2007	65,000	985.40	18.07
April 28, 2007	4,820,300	935.15	17.15
July 21, 2007	11,000	985.85	18.08
October 19, 2007	46,000	1,036.50	19.01
January 19, 2008	40,000	1,248.85	22.91
March 8, 2008	39,000	893.40	16.39
April 26, 2008	5,595,000	915.65	16.79
July 26, 2008	25,000	656.75	12.05
October 27, 2008	20,500	308.50	5.66
April 25, 2009	1,728,500	434.10	7.96
March 6, 2010	2,500	901.75	16.54
April 24, 2010	2,392,600	977.70	17.93
July 31, 2010	44,000	904.90	16.60
October 29,2010	18,000	1,089.05	19.98
January 24, 2011	25,000	1,065.55	19.54
February 7, 2011	3,035,000	967.00	17.74
April 28, 2011	4,018,600	1,106.85	20.30
July 29, 2011	9,000	1,017.45	18.66
September 16, 2011	30,000	876.20	16.07
October 31, 2011	3,000	933.35	17.12
April 27, 2012	4,392,200	841.45	15.43
July 27, 2012	3,000	906.75	16.63
October 26, 2012	55,000	1,087.15	19.94
April 26, 2013(1)	44,14,650	1,177.35	21.59

(1)	Options granted on April 26, 2013, include options granted to executive directors, which requires the approval of the Reserve Bank of India.

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

Date of grant	Number of options granted	Exercise price(1)
August 3, 1999	2,323,750	Rs.	85.55	US$	1.57
April 28, 2000	2,902,500		133.40		2.45
November 14, 2000	20,000		82.90		1.52
May 3, 2001	3,145,000		82.00		1.50
August 13, 2001	60,000		52.50		0.96
March 27, 2002	6,473,700		60.25		1.11

(1)	The exercise price is equal to the market price of ICICI’s equity shares on the date of grant.

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

The following table sets forth certain information regarding the options granted by ICICI Bank (including options granted by ICICI adjusted in accordance with the Scheme of Amalgamation) at April 26, 2013.

Particulars	ICICI Bank
Options granted(1) (net of lapsed)		60,797,697
Options vested		46,657,623
Options exercised		30,449,369
Options forfeited/lapsed		10,348,808
Extinguishment or modification of options	None
Amount realized by exercise of options	Rs.	7,621,815,613
Total number of options in force		30,348,328

(1)	Includes options granted to full-time directors which requires approval of the Reserve Bank of India.

ICICI Prudential Life Insurance Company has an Employee Stock Option Scheme, the terms of which allow up to 3.0% of its issued capital to be allocated to employee stock options. ICICI Prudential Life Insurance Company had 12,287,604 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2013.

ICICI Lombard General Insurance Company has an Employee Stock Option Scheme, the terms of which allow up to 5.0% of its paid-up capital to be allocated to employee stock options. ICICI Lombard General Insurance Company had 9,235,704 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2013.

Loans

ICICI Bank has internal rules for grant of loans to employees and executive directors to acquire certain assets such as property, vehicles and other consumer durables. ICICI Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, ICICI Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2013, outstanding loans to ICICI Bank’s employees totaled Rs. 7.2 billion, compared to Rs. 5.6 billion at year-end fiscal 2012. This amount included loans to certain of ICICI Bank’s directors and executive officers amounting to Rs. 5 million at year-end fiscal 2013, compared to Rs. 6 million at year-end fiscal 2012, made on the same terms, including as to interest rates and collateral, as loans to other employees. Loans to the executive directors are made after approval by the Reserve Bank of India. See also “Operating and Financial Review and Prospects—Related Party Transactions”.

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

The accounts of the fund are audited by independent auditors. The total corpus of the fund at year-end fiscal 2013 based on its audited financial statements was Rs. 5,532 million compared to Rs. 5,003 million at year-end fiscal 2012.

Superannuation Fund

ICICI Bank contributes 15% of the total annual basic salary to a superannuation fund in respect of the employees to whom it applies. ICICI Bank’s employees get an option on retirement or resignation to receive one-third or one-half, depending on the tenure of service, of the total balance as commutation and a periodic pension based on the remaining balance. In the event of the death of an employee, his or her beneficiary receives the remaining accumulated balance, if eligible. ICICI Bank also gives a cash option to its employees, allowing them to receive the amount that would otherwise be contributed by ICICI Bank in their monthly salary during their employment. The superannuation fund is being administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to choose between the Life Insurance Corporation of India and ICICI Prudential Insurance Company Limited. The total corpus of the superannuation fund was Rs. 2,011 million at year-end fiscal 2013 compared to Rs. 1,822 million at year-end fiscal 2012.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as part of its retirement benefits to its employees. There are separate provident funds for employees inducted from Bank of Madura, The Bank of Rajasthan, Sangli Bank and for other employees of ICICI Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary (10.0% for clerks and sub-staff of Sangli Bank) and ICICI Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from Bank of Madura, The Bank of Rajasthan, Sangli Bank and other employees of ICICI Bank at year-end fiscal 2013, based on their audited financial statements, amount to Rs. 954 million, Rs. 1,874 million, Rs. 769 million and Rs. 10,205 million, respectively.

Pension Fund

The Bank provides for pension, a deferred retirement plan covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plan provides for pension payments, including dearness relief, on a monthly basis to these employees on their retirement based on the respective employee’s years of service with the Bank and applicable salary. For the former Bank of Madura, Sangli Bank and Bank of Rajasthan employees in service, separate pension funds are managed by the trust and the liability is funded as per actuarial valuation. The Bank purchases annuities from the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited as part of its master policies for payment of pension to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. Employees covered by the pension plan are not eligible for their employer’s contribution under the provident fund plan. The corpus, based on audited financial statements, for Bank of Madura employees at year-end fiscal 2013 was Rs. 536 million compared to Rs. 576 million at year-end fiscal 2012. The corpus, based on audited financial statements, for The Bank of Rajasthan employees at year-end fiscal 2013 was Rs. 7,667 million compared to Rs. 7,452 million at year-end fiscal 2012. The corpus, based on audited financial statements, for Sangli Bank employees was Rs. 1,233 million at year-end fiscal 2013 compared to Rs. 1,261 million at year-end fiscal 2012.

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

OVERVIEW OF THE INDIAN FINANCIAL SECTOR

Introduction

The Reserve Bank of India, the central banking and monetary authority of India, is the central regulatory and supervisory authority for the Indian financial system. A variety of financial intermediaries in the public and private sectors participate in India’s financial sector, including the following:

•	commercial banks;

•	long-term lending institutions;

•	non-banking finance companies, including housing finance companies;

•	other specialized financial institutions, and state-level financial institutions;

•	insurance companies; and

•	mutual funds.

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

Commercial Banks

Commercial banks in India have traditionally focused on meeting the short-term financial needs of industry, trade and agriculture. In recent years they have also focused on increasing long-term financing to sectors like infrastructure. At December 31, 2012, there were 159 scheduled commercial banks in the country, with a network of 101,567 branches serving approximately Rs. 64.66 trillion in deposit accounts. Scheduled commercial banks are banks that are listed in the schedule of the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 63.1% of bank branches located in rural or semi-urban areas of the country. A large number of these branches belong to the public sector banks.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its five associate banks, 19 nationalized banks and 71 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 70,448 branches, and accounted for 72.6% of the outstanding gross bank credit and 74.0% of the aggregate deposits of the scheduled commercial banks at December 31, 2012. The public sector banks’ large network of branches enables them to fund themselves out of low cost savings and current deposits. The State Bank of India is the largest bank in India in terms of total assets. At December 31, 2012, the State Bank of India and its five associate banks had 19,939 branches. They accounted for 22.5% of aggregate deposits and 22.6% of outstanding gross bank credit of all scheduled commercial banks.

Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. The National Bank for Agriculture and Rural Development is responsible for supervising the functions of the regional rural banks. In 1986 the Kelkar Committee made comprehensive recommendations covering both the organizational and operational aspects of regional rural banks, several of which were adopted as amendments to the Regional Rural Banking Act, 1976. As part of a comprehensive restructuring program, recapitalization of the regional rural banks was initiated in fiscal 1995, a process which continued until fiscal 2000 and covered 187 regional rural banks with aggregate financial support of Rs. 21.9 billion from the stakeholders. Simultaneously, prudential norms on income recognition, asset classification and provisioning for loan losses following customary banking benchmarks were introduced.

Currently there are 71 regional rural banks and at December 31, 2012 they had 16,711 branches, and accounted for 2.9% of aggregate deposits and 2.6% of gross bank credit outstanding of scheduled commercial banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of private sector banks, including us. These banks are collectively known as the “new” private sector banks. At year-end fiscal 2013, there were seven “new” private sector banks. In addition, 14 old private sector banks existing prior to July 1993 were operating. The Sangli Bank Limited, an unlisted “old” private sector bank merged with us, effective April 19, 2007. The Centurion Bank of Punjab merged with HDFC Bank in May 2008. The Bank of Rajasthan Limited, an old private sector bank, merged with us with effect from the close of business on August 12, 2010.

At December 31, 2012, private sector banks accounted for approximately 18.7% of aggregate deposits and 19.7% of gross bank credit outstanding of the scheduled commercial banks. Their network of 14,096 branches accounted for 13.9% of the total branch network of scheduled commercial banks in the country.

In February 2013, the Reserve Bank of India issued guidelines on the entry of new banks in the private sector, specifying that select entities or groups in the private sector, entities in the public sector and non-banking financial companies with a successful track record of at least ten years would be eligible to promote banks. The initial minimum capital requirement for these entities is Rs. 5.0 billion, with foreign shareholding not exceeding 49.0% for the first five years. The business plan for the bank should cover a realistic plan for achieving financial inclusion. The new banks can be set up only through a non-operative financial holding company registered with the Reserve Bank of India. The last date for submission of applications for setting up new banks was July 1, 2013 and 26 applications were received by the Reserve Bank of India.

Foreign Banks

There are 43 foreign banks operating in India and at December 31, 2012, foreign banks had 312 branches in India. Foreign banks accounted for 4.4% of aggregate deposits and 5.1% of outstanding gross bank credit of scheduled commercial banks. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, some of the larger foreign banks have made retail banking a significant part of their portfolios. Most foreign banks operate in India through branches of the parent bank. Certain foreign banks also have wholly owned non-bank finance company subsidiaries or joint ventures for both corporate and retail lending.

In a circular dated July 6, 2004, the Reserve Bank of India stipulated that banks should not acquire any fresh stake in another banks’ equity shares, if by such acquisition, the investing bank’s holding exceeded 5.0% of the investee bank’s equity capital .This also applies to holdings of foreign banks with a presence in India, in Indian banks The Reserve Bank of India issued a notification on “Roadmap for presence of foreign banks in India”on February 28, 2005, announcing the following measures with respect to the presence of foreign banks:

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

However, in view of the deterioration in the global financial markets during fiscal 2009, the Reserve Bank of India decided to put on hold the second phase until there was greater clarity over the economic recovery as well as the reformed global regulatory and supervisory architecture.

In January 2011, the Reserve Bank of India released a draft discussion paper on presence of foreign banks in India. The paper indicates a preference for a wholly owned subsidiary model of presence over a branch model. Other recommendations of the discussion paper include requiring systemically important foreign banks to convert their Indian operations into wholly owned subsidiaries, a less restrictive branch expansion policy for such converted subsidiaries, lower priority sector targets as compared to domestic banks and regulations of Indian banks with respect to investments in subsidiaries and associates. In July 2012, the Reserve Bank of India revised priority sector lending norms and mandated foreign banks with 20 branches or more in India to meet priority lending norms as prescribed for domestic banks.

Cooperative Banks

Cooperative banks cater to the financing needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture. In light of the liquidity and insolvency problems experienced by some cooperative banks in fiscal 2001, the Reserve Bank of India undertook several interim measures, pending formal legislative changes, including measures related to lending against shares, borrowings in the call market and term deposits placed with other urban cooperative banks. Presently, the Reserve Bank of India is responsible for the supervision and regulation of urban cooperative banks, and the National Bank for Agriculture and Rural Development for state cooperative banks and district central cooperative banks. The Banking Regulation (Amendment) and Miscellaneous Provisions Act, 2004 provides for the regulation of all cooperative banks by the Reserve Bank of India. See also “—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act”.

A task force appointed by the government of India to examine the reforms required in the cooperative banking system submitted its report in December 2004. It recommended several structural, regulatory and operational reforms for cooperative banks, including the provision of financial assistance by the government for revitalizing this sector. In the Indian government’s budget for fiscal 2006, the Finance Minister accepted the recommendations of the Task Force in principle. During fiscal 2006 the Reserve Bank of India outlined a medium term framework for urban cooperative banks. Subsequently a task force for urban cooperative banks has been set up in select states to identify and establish an action plan with a specific timeframe for reviving potentially viable urban cooperative banks and for ensuring the non-disruptive exit of non-viable urban cooperative banks.

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

Pursuant to the recommendations of the Narasimham Committee II and the Khan Working Group, a working group created in 1999 to harmonize the role and operations of long-term lending institutions and banks, the Reserve Bank of India, in its midterm review of monetary and credit policy for fiscal 2000, announced that long-term lending institutions would have the option of transforming themselves into banks subject to compliance with the prudential norms as applicable to banks. In April 2001, the Reserve Bank of India issued guidelines on several operational and regulatory issues, which needed to be addressed, and laid down a path for how long-term lending institutions can transition into universal banks. See “—Recent Structural Reforms—Universal Banking Guidelines”. In April 2002, ICICI merged with ICICI Bank. The Industrial Development Bank (Transfer of Undertaking and Repeal) Act, 2003 converted the Industrial Development Bank of India into a banking company incorporated under the Companies Act, 1956 on September 27, 2004, with exemptions from certain statutory and regulatory norms applicable to banks, including an exemption for a certain period from the statutory liquidity ratio. IDBI Bank Limited, a new private sector bank that was a subsidiary of the Industrial Development Bank of India, was merged with the Industrial Development Bank of India in April 2005. The long-term funding needs of Indian companies are met primarily by banks, Life Insurance Corporation of India and specialized non-bank finance companies. Indian companies also make bond issuances to institutional and retail investors.

Non-Bank Finance Companies

There were about 12,385 non-banking finance companies in India at June 30, 2012, mostly in the private sector. All non-banking finance companies are required to register with the Reserve Bank of India. The non-banking finance companies may be categorized into entities that take public deposits and those that do not. The companies that take public deposits are subject to strict supervision and capital adequacy requirements by the Reserve Bank of India. Non-banking financial companies are classified in five categories—asset finance companies, loan companies, investment companies, infrastructure companies and microfinance companies. ICICI Securities Limited, our subsidiary, is a non-banking finance company that does not accept public deposits, and ICICI Home Finance Company, our subsidiary, is a non-banking finance company that accepts public deposits. The primary activities of the non-banking finance companies are consumer credit (including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium companies), and infrastructure finance, and fee-based services, such as investment banking and underwriting. In 2003, Kotak Mahindra Finance Limited, a large non-banking finance company, was granted a banking license by the Reserve Bank of India and converted itself into Kotak Mahindra Bank. Certain non-banking finance companies have defaulted on their obligations to investors and depositors in the past. As a result, several actions (including bankruptcy proceedings) have been initiated against these companies; many of these actions are currently pending. See also “Reforms of the Non-banking Finance Companies”.

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

For the purpose of enhancing the flow of funds to infrastructure projects, the Reserve Bank of India issued guidelines in November 2011 for the establishment of Infrastructure Debt Funds in the form of mutual funds or non-banking finance companies. In fiscal 2013, we in partnership with domestic and international banks and financial institutions launched India’s first infrastructure debt fund set up in the form of a non-banking finance company. We along with our wholly owned subsidiary have a shareholding of 31.0% in this company.

In August 2011, the Reserve Bank of India released a working group report on issues and concerns in the non-banking finance companies sector. Some key recommendations of the group included a minimum asset size of Rs. 500 million with a minimum net owned fund of Rs. 20 million for registering as a non-banking finance company, a minimum Tier I capital of 12% to be achieved in three years, introduction of liquidity ratios, more stringent asset classification norms and provisioning norms and limits on exposure to real estate. In December 2012, the Reserve Bank of India issued draft guidelines on the regulatory framework for non-banking finance companies based on the recommendations of the working group. The guidelines relate to entry norms, principal business criteria, prudential regulations, liquidity requirements and corporate governance of non-banking finance companies.

Non-banking finance companies raise money by issuing capital or debt securities including debentures, by way of public issue or private placement. Non-deposit taking non-banking financial companies can issue perpetual debt instruments which are eligible for inclusion as tier I capital to the extent of 15.0% of total tier I capital as on March 31 of the previous accounting year. Further, with regard to private placement of debentures by non-banking finance companies, the Reserve Bank of India issued guidelines in June 2013, which states that issue of debentures should necessarily be for deployment of funds on its own balance sheet, and not for facilitating resources for group companies. The guidelines also prescribes a minimum time gap of six months between two private placements, a  limit on the number of investors to 49, and restricts non-banking finance companies from extending loans against the security of its own debentures.

Housing Finance Companies

Housing finance companies form a distinct sub-group of the non-banking finance companies. As a result of the various incentives given by the government for investing in the housing sector in recent years, the scope of this business has grown substantially. Housing Development Finance Corporation Limited is a leading provider of housing finance in India. In recent years, several other players, including banks, have entered the housing finance industry. We also have a housing finance subsidiary, ICICI Home Finance Company. The National Housing Bank and the Housing and Urban Development Corporation Limited are the two major financial institutions instituted through acts of Parliament to improve the availability of housing finance in India. The National Housing Bank Act provides for securitization of housing loans, foreclosure of mortgages and setting up of the Mortgage Credit Guarantee Scheme.

Other Financial Institutions

Specialized Financial Institutions

In addition to the long-term lending institutions, there are various specialized financial institutions which cater to the specific needs of different sectors. These include the National Bank for Agricultural and Rural Development, Export Import Bank of India, Small Industries Development Bank of India, Tourism Finance Corporation of India Limited, National Housing Bank, Power Finance Corporation Limited, Infrastructure Development Finance Corporation Limited and India Infrastructure Finance Company.

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

Insurance Companies

At year-end fiscal 2013, there were 51 insurance companies in India, of which 24 are life insurance companies and 27 are general insurance companies. Of the 24 life insurance companies, 23 are in the private sector and one is in the public sector. Among the general insurance companies, 21 are in the private sector and six (including the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited) are in the public sector. The reinsurance company, General Insurance Corporation of India, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial sector.

The insurance sector in India is regulated by the Insurance Regulatory and Development Authority. In December 1999, the Indian Parliament passed the Insurance Regulatory and Development Authority Act, 1999, which also amended the Insurance Act, 1938. This opened up the Indian insurance sector for foreign and private investors. The Insurance Act allows foreign equity participation in new insurance companies of up to 26.0%. A new company should have minimum paid-up equity capital of Rs. 1.0 billion to carry on the business of life insurance or general insurance and of Rs. 2.0 billion to carry on exclusively the business of reinsurance.

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

In the general insurance sector, gross premiums underwritten by general insurance companies moderated in fiscal 2008 and fiscal 2009 owing to detariffing of the general insurance sector. Until January 1, 2007 almost 70.0% of the general insurance market was subject to price controls under a tariff regime. With the commencement of a tariff-free regime effective January 1, 2007, the resultant competitive pricing led to a significant decrease in premium rates across the industry leading to moderate premium growth during fiscal 2009 and fiscal 2010. During fiscal 2013, industry premium grew by 18.6% as compared to an increase of 23.0% in fiscal 2012 and an increase of 23.5% in fiscal 2011.

See also “Risk Factors—Risks Relating to Our Business—While our insurance businesses are becoming an increasingly important part of our business, there can be no assurance of their future rates of growth or level of profitability.” and “Business—Overview of Our Products and Services—Insurance”.

During fiscal 2013, the new business weighted individual premium underwritten by the life insurance sector decreased by 1.9% to Rs. 470.19 billion compared to Rs. 479.47 billion during fiscal 2012. Of the above, the share of the private sector increased from 36.5% during fiscal 2012 to 38.0% during fiscal 2013. The gross premium underwritten in the general insurance sector amounted to Rs. 646.88 billion during fiscal 2013 as against Rs. 545.37 billion during fiscal 2012, recording a year-on-year growth of 18.6% (excluding the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited). The share of the private sector increased from 44.0% during fiscal 2012 to 45.8% in fiscal 2013.

We have joint ventures in each of the life insurance and the general insurance sectors. Our life insurance joint venture, ICICI Prudential Life Insurance Company, is the largest private sector player in the life insurance sector in India in terms of new business retail weighted received premium. Our general insurance joint venture, ICICI Lombard General Insurance Company, is the largest private sector player in the general insurance sector in India in terms of gross written premium, excluding premium on motor third party insurance pool.

Mutual Funds

Currently there are 43 mutual funds in India with assets under management at year-end fiscal 2013 of Rs. 7,014.43 billion. Average assets under management of all mutual funds increased by 22.8% to Rs. 8,166.57 billion during the three months ended March 31, 2013 from Rs. 6,647.92 billion during the three months ended March 31, 2012. From year 1963 to 1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the government and the Reserve Bank of India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life Insurance Corporation of India and General Insurance Corporation of India. The mutual funds industry was opened up to the private sector in 1993. The industry is regulated by the Securities and Exchange Board of India (Mutual Fund) Regulation, 1996. Our asset management joint venture, ICICI Prudential Asset Management Company, was among the top three mutual funds in India in terms of average assets under management for the quarter ended March 31, 2013, with an overall market share of about 10.8%.

To enhance marketability and access to mutual fund schemes, the Securities and Exchange Board of India in November 2009 permitted the use of stock exchange terminals to facilitate transactions in mutual fund schemes. As a result, mutual funds units can now be traded on recognized stock exchanges. In June 2009, the Securities and Exchange Board of India removed the entry load, up-front charges deducted by mutual funds, for all mutual fund schemes and required that the up-front commission to distributors should be paid by the investor to the distributor directly. In February 2010, the Securities and Exchange Board of India introduced guidelines for the valuation of money market and debt securities, with a view to ensuring that the value of money market and debt securities in the portfolio of mutual fund schemes reflects the current market scenario. The valuation guidelines were effective from August 1, 2010. Further, the Union Budget for fiscal 2014 allowed mutual fund distributors to become members on the mutual fund segment of stock exchanges to enable them to leverage the stock exchange network to improve the reach and distribution of mutual fund products.

Impact of Liberalization on the Indian Financial Sector

Until 1991, the financial sector in India was heavily controlled and commercial banks and long-term lending institutions, the two dominant financial intermediaries, had mutually exclusive roles and objectives and operated in a largely stable environment, with little or no competition. Long-term lending institutions were focused on the achievement of the Indian government’s various socioeconomic objectives, including balanced industrial growth and employment creation, especially in areas requiring development. Long-term lending institutions were extended access to long-term funds at subsidized rates through loans and equity from the government of India and from funds guaranteed by the government of India originating from commercial banks in India and foreign currency resources originating from multilateral and bilateral agencies.

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

Banking Sector Reform

Most large banks in India were nationalized in 1969 and thereafter were subject to a high degree of control until reform began in 1991. In addition to controlling interest rates and entry into the banking sector, these regulations also channeled lending into priority sectors. Banks were required to fund the public sector through the mandatory acquisition of low interest-bearing government securities or statutory liquidity ratio bonds to fulfill statutory liquidity requirements. As a result, profitability was low in the banking sector, non-performing assets were comparatively high, capital adequacy was diminished, and operational flexibility was hindered. Reforms in the

1990s addressed a range of issues, including organizational issues, accounting practices, operating procedures, capital adequacy requirements, asset classification and provisioning, risk management and merger policies.

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

Amendments to the Banking Regulation Act

In December 2012, the Indian Parliament amended the laws governing the banking sector. The main amendments were as follows:

•	permit all private banking companies to issue preference shares that will not carry any voting rights;

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

•	give the Reserve Bank of India the right to inspect affiliates of enterprises or banking entities (affiliates include subsidiaries, holding companies or any joint ventures of banks); and

•
ease the restrictions on voting rights by making them proportionate to the shareholding up to a cap of 26% in the case of private sector banks from the earlier 10%, and 10% in the case of public sector banks from the earlier 1%.

The amendment to the Banking Regulation Act was notified in January 2013.

Proposed Insurance Laws (Amendment) Bill 2008

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

In November 2004, the government of India issued an ordinance amending the Securitization Act and subsequently passed this ordinance as an Act. This Act, as amended, now provides that a borrower may make an objection or representation to a secured creditor after a notice is issued by the secured creditor to the borrower under the Act demanding payment of dues. The secured creditor has to give reasons to the borrower for not accepting the objection or representation. The Act also introduces a deposit requirement for borrowers if they wish to appeal the decision of the debt recovery tribunal. Further, the Act permits a lender to take over the business of a borrower under the Securitization Act under certain circumstances (unlike the earlier provisions under which only assets could be taken over). See also “Supervision and Regulation—Regulations Relating to Sale of Assets to Asset Reconstruction Companies”.

Corporate Debt Restructuring Forum

The Reserve Bank of India has devised a corporate debt restructuring system to put in place an institutional mechanism for the restructuring of corporate debt. The objective of this framework is to ensure a timely and transparent mechanism for the restructuring of corporate debts of viable entities facing problems, outside the purview of the Board of Industrial and Financial Rehabilitation, debt recovery tribunals and other legal proceedings. In particular, this framework aims to preserve viable corporations that are affected by certain internal and external factors and minimize the losses to the creditors and other stakeholders through an orderly and coordinated restructuring program. The corporate debt restructuring system is a non-statutory mechanism and a voluntary system based on debtor-creditor and intercreditor agreements.

Pension Reforms

Currently, the pension schemes operating in India can be broadly classified in the following categories: pension schemes for government employees, the employees’ provident fund and employees’ pension schemes for employees in the organized sector, voluntary pension schemes and the new pension scheme . In case of pension schemes for government employees, the government pays its employees a defined periodic benefit upon their retirement. Further, the contribution towards the pension scheme is funded solely by the government and not matched by a contribution from the employees. The Employees Provident Fund, established in 1952, is a mandatory program for employees of certain establishments. It is a contributory program that provides for periodic contributions of 10% to 12% of the basic salary by both the employer and the employees. The contribution is invested in prescribed securities and the accumulated balance in the fund (including the accretion thereto) is paid to the employee as a lump sum on retirement. Besides these, there are voluntary pension schemes administered by the government (the Public Provident Fund to which contribution may be made up to a maximum of Rs. 100,000 per year) or offered by insurance companies, where the contribution may be made on a voluntary basis. Such voluntary contributions are often driven by tax benefits offered under the scheme. The new pension scheme was launched in January 2004 and offers a defined contribution based pension scheme with the individual having the option to decide where to invest the funds. The government initially made it mandatory for its new employees (excluding defense personnel) to join the new pension scheme where both the government and the employee would make monthly contributions of 10% of the employee’s basic salary. In 2009, the government extended the New Pension System to all citizens of India on a voluntary basis, effective from May 1, 2009.

The government set up the Pension Fund Development and Regulatory Authority to regulate the pension industry in August 2003. In March 2005, the government tabled the Pension Fund and Development Authority Bill in the Parliament. The Indian government’s budget for fiscal 2006 recognized the opportunities for foreign direct investment in the pension sector and it has also announced that the government would issue guidelines for such investment. Private sector participation in managing pension assets was permitted for the first time in fiscal 2009, and six private sector companies have been issued licenses. See also “Business—Overview”.

Credit Policy Measures

The Reserve Bank of India issues an annual policy statement setting out its monetary policy stance and announcing various regulatory measures. The Reserve Bank of India issues a review of the annual policy statement on a quarterly basis, as well as four mid-quarter reviews.

Credit Policy During Fiscal 2012

During fiscal 2012, the Reserve Bank of India adjusted its monetary policy stance in line with economic growth and inflationary trends, tightening rates in the initial part of the fiscal and maintaining a pause in the latter half of the fiscal. The repo rate was increased by 175 basis points from 6.75% to 8.50%, with the last increase of 25 basis points announced on October 25, 2011. To improve monetary transmission in the system, the Reserve Bank of India established the repo rate as the single independent policy rate, with the reverse repo pegged at a fixed 100 basis points below the repo rate. Also, a new Marginal Standing Facility was introduced, where banks could borrow overnight up to 1% of their net demand and time liabilities, at 100 basis points above the repo rate. Following a slowdown of economic growth and inflation, the Reserve Bank of India, in its December 2011 mid-quarter monetary policy review, paused further tightening of policy rates. Further, during the fourth quarter of fiscal 2011, the Reserve Bank of India reduced the cash reserve ratio by 125 basis points from 6.0% to 4.75% in two stages —by first reducing the cash reserve ratio by 50 basis points in January 2012 and then by 75 basis points in March 2012.

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

Credit Policy During Fiscal 2013

During fiscal 2013, the Reserve Bank of India undertook calibrated easing of policy rates in line with growth and inflationary trends. The repo rate was reduced by 100 basis points from 8.50% to 7.50% with a 50 basis points cut in April 2012 followed by a 25 basis points reduction each in January 2013 and March 2013. During fiscal 2013, the cash reserve ratio was reduced by 75 basis points from 4.75% to 4.0%, with a 25 basis point cut each effective in September 2012, November 2012 and February 2013. In August 2012, the statutory liquidity ratio was reduced by 100 basis points from 24.0% to 23.0%.

Other regulatory measures announced during fiscal 2013 were as follows:

•	levy of foreclosure charges/prepayment penalties on home loans on a floating interest rate basis was disallowed;

•
a bank’s exposure ceiling for a single non-banking finance company with gold loans that comprise up to 50.0% or more of its financial assets was reduced from 10.0% to 7.5% of a bank’s capital funds; and

•	general provision for restructured standard accounts was increased from 2.0% to 2.75%.

Credit Policy During Fiscal 2014

In the Annual Policy Statement for fiscal 2014 announced on May 3, 2013, the Reserve Bank of India reduced the repo rate by 25 basis points from 7.5% to 7.25%. Accordingly, the reverse repo rate was adjusted to 6.25% and the marginal standing facility rate was adjusted to 8.25%. The cash reserve ratio was unchanged at 4.0%.

Other regulatory measures announced in the policy statement include the following:

•
changes to priority sector guidelines were announced which included enhancing the loan limit for micro and small enterprises in the services sector from Rs. 20 million to Rs. 50 million per borrower; increased loan limit from Rs. 10 million to Rs. 50 million per borrower for loans to dealers/sellers of fertilisers, pesticides, seeds, cattle feed, poultry feed, agricultural implements and other inputs which are classified as indirect finance to agriculture;

•
the level of government securities portfolio permitted to be included in the held-to-maturity category in excess of the overall limit of 25% of the investment portfolio permitted to be classified as held-to-maturity, was reduced from 25.0% of demand and time liabilities to 23.0% of demand and time liabilities, in line with the present statutory liquidity ratio requirement, with the reduction to be implemented in a phased manner with 50 basis points being reduced every quarter beginning from the quarter ended June 30, 2013; and

•
in respect of the requirement that at least 25.0% of the branches opened during a year must be in unbanked rural centres, banks will now be permitted to take credit over a three year period aligned to their three year financial inclusion plans for branches opened in unbanked rural centres in a year in excess of the 25.0% minimum requirement and detailed guidelines on this will be issued separately.

In the mid-quarter monetary policy review announced on June 17, 2013, the Reserve Bank of India kept policy rates and reserve requirements unchanged.

In July 2013, following the volatility in global markets, high current account deficit and the consequent sharp depreciation in the exchange rate, the Reserve Bank of India announced measures to stabilise the exchange rate.The measures include an increase in the marginal standing facility rate from 8.25% to 10.25% while the repo rate was kept unchanged at 7.25%. Also, banks’ borrowing under the liquidity adjustment facility of the Reserve Bank of India was limited to 1.0% of net demand and time liabilities effective July 17, 2013, which was further revised to 0.5% of net demand and time liabilities effective July 24, 2013. Further, the minimum daily cash reserve requirement of banks was increased to 99.0% of the fortnightly requirement from 70.0% of the fortnightly requirement.

SUPERVISION AND REGULATION

The following description is a summary of certain sector specific laws and regulations in India, which are applicable to the Bank. The information detailed in this chapter has been obtained from publications available in the public domain. The regulations set out below may not be exhaustive, and are only intended to provide general information.

The main legislation governing commercial banks in India is the Banking Regulation Act. The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act and any other law currently in force. Other important laws include the Reserve Bank of India Act, the Negotiable Instruments Act, 1881, the Foreign Exchange Management Act and the Banker’s Books Evidence Act, 1891 (Banker’s Book Evidence Act). Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP. Banking companies in India are also subject to the purview of the Companies Act and if such companies are listed on a stock exchange in India, then various regulations of the Securities and Exchange Board of India would additionally apply to such companies.

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

Permission for new branches are granted on an annual basis based on factors such as the financial condition and history of the banking company, its management, adequacy of capital structure, earning prospects and the public interest. Branch openings in tier 2 to tier 6 centers (centers are classified into tiers in terms of population size as specified in the 2001 census) are exempt from the prior approval requirement. Further, opening of administrative offices in tier 1 centers are exempt from the prior approval requirement. However, banks are required to report the opening of such branches or administrative offices to the Reserve Bank of India. The Reserve Bank of India discusses with individual banks their branch expansion strategies and plans over the medium term. The term “branch” for this purpose would include a full-fledged branch, an extension counter, off-site automated teller machines, administrative office, and back offices. While processing authorization requests, the Reserve Bank of India gives emphasis on the nature and scope of banking services, particularly in under-banked areas, credit flow to the priority sector and efforts to promote financial inclusion, the need to induce enhanced competition in the banking sector, the bank’s regulatory compliance, quality of governance, risk management, and relationships with subsidiaries and affiliates.

To strengthen the branch network in unbanked rural areas, banks are mandated to allocate 25% of the total number of new branches opened during a year to unbanked rural areas, which are tier 5 and tier 6 centers. In May 2013, the Reserve Bank of India permitted banks to take credit over a three year period aligned to their three year financial inclusion plans for branches opened in unbanked rural centres in a year in excess of the 25.0% minimum requirement.

In fiscal 2012, banks were permitted to install offsite automated teller machines without prior permission from the Reserve Bank of India. Seeking to expand the network of automated teller machines in tier 3 to tier 6 centers, the Reserve Bank of India issued guidelines in June 2012 allowing non-banks to set up automated teller machines, also known as “white label” automated teller machines. Further, in the annual policy statement for fiscal 2014 announced in May 2013, the Reserve Bank of India indicated that it would prepare a discussion paper on white label point-of-sale infrastructure with the view to increase the reach in rural areas and promote electronic payments.

Capital Adequacy Requirements

We are required to comply with the Reserve Bank of India’s Basel II guidelines, which have been amended by the Reserve Bank of India’s Basel III guidelines. Effective April 1, 2013, we are required to comply with the Basel III guidelines, aspects of which will be phased in over several years.

Under the Reserve Bank of India’s Basel II guidelines, banks had to maintain a minimum total risk-based capital ratio of 9.0% and a minimum Tier 1 risk-based capital ratio of 6.0%. Investments above 30.0% in the paid-up equity of financial subsidiaries and associates (including insurance companies) that are not consolidated for regulatory capital purposes and investments in other instruments eligible for regulatory capital status in those entities must be deducted to the extent of 50.0% from Tier 1 capital and 50.0% from Tier 2 capital. The total capital of a bank is classified into Tier 1 and Tier 2 capital. Under the Basel II guidelines, Tier 1 capital comprised paid-up equity capital, reserves consisting of any statutory reserves, other disclosed free reserves, capital reserves representing surplus arising out of sale proceeds of assets, innovative perpetual debt instruments, perpetual non-cumulative preference shares and any other type of instrument generally notified by the Reserve Bank of India from time to time for inclusion in Tier 1 capital.  Tier 2 capital included undisclosed reserves, revaluation reserves, general provisions and loss reserves, subordinated debt capital instruments classified into upper Tier 2 and lower Tier 2, and any other type of instrument generally notified by the Reserve Bank of India from time to time for inclusion in Tier 2 capital.

In January 2011, the Reserve Bank of India directed banks not to issue Tier 1 or Tier 2 capital instruments with step-up options as such instruments would not qualify as regulatory capital under the Basel III capital framework agreed upon by the Basel Committee on Banking Supervision.

The Reserve Bank of India has issued guidelines to implement the Basel III framework in India. The Basel III guidelines, among other things, establish Common Equity Tier 1 as a new tier of capital; impose a minimum Common Equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% while retaining the minimum total risk-based capital ratio of 9.0%; require banks to maintain a Common Equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments; establish new eligibility criteria for capital instruments in each tier of regulatory capital; require more stringent adjustments to and deductions from regulatory capital; provide for more limited recognition of minority interests in the regulatory capital of a consolidated banking group; impose a 4.5% Basel III leverage ratio of Tier 1 capital to exposure measure during a parallel run period from 2013 to 2017; and modify the Reserve Bank of India’s Basel II guidelines with respect to credit risk, including counterparty credit risk and credit risk mitigation, and market risk. The effective date of the Basel III guidelines is April 1, 2013.  The guidelines will be fully phased in by March 31, 2018. The Basel III guidelines stipulate that Additional Tier 1 and Tier 2 capital instruments should have loss absorbency characteristics, which require them to be written down or be converted into common equity at a pre-specified trigger event. Capital instruments that no longer qualify as Additional Tier 1 or Tier 2 capital will be phased out beginning April 1, 2013, with their recognition capped at 90% from April 1, 2013 and reduced by 10 percentage points in each subsequent year. Further, inclusion of non-equity capital instruments in tier I and tier II capital would be subject to specified limits. As per the guidelines, of the total minimum capital requirement of 9.0% of risk weighted assets, net additional tier I capital at April 1, 2013 was capped at 1.5% of risk weighted assets and net tier II capital was capped at 3.0% of risk weighted assets. However, additional tier I and tier II capital in excess of the specified limits would be recognised in proportion to the excess common equity capital over and above the minimum requirement of 4.5% of risk weighted assets.

In March 2013, the Reserve Bank of India issued guidelines on capital disclosure requirements in addition to the existing Pillar 3 guidance. These disclosure requirements are scheduled to become effective on September 30, 2013. The guidelines prescribe reconciliation of all regulatory capital elements with the published financial statements and other disclosure requirements.

See also “Operating and Financial Review and Prospects—Capital Resources—Impending regulatory developments associated with capital adequacy—Basel III”.

See also “We are subject to capital adequacy requirements stipulated by the Reserve Bank of India, including Basel III, and any inability to maintain adequate capital due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.”

With respect to computation of risk-weighted assets for capital adequacy purposes, the Bank follows the Standardized Approach for the measurement of credit and market risks and the Basic Indicator Approach for the measurement of operational risk. In the measurement of risk-weighted assets on account of credit risk, degrees of credit risk expressed as a percentage weighting have been assigned to various balance sheet asset items and off-balance sheet items. The credit equivalent value of off-balance sheet items is determined by applying conversion factors to the notional amount of the off-balance sheet items. The value of each item is multiplied by the relevant risk weight (and conversion factor for off-balance sheet items) to produce risk-adjusted values of assets and off-balance sheet items. Consumer credit exposures attract a risk weight of 125.0% and exposures meeting the qualifying criteria of regulatory retail, defined by the Reserve Bank of India, attract a risk weight of 75.0%. Loans secured by residential property attract a differential risk weight ranging from 50.0% to 75.0% based on the size of the loan and the loan-to-value ratio. Till fiscal 2013,  residential loans of Rs. 7.5 million and above, attracted a risk weight of 125%, irrespective of the loan-to-value ratio. This was revised in July 2013 with the risk weight lowered to 75.0% up to a loan-to-value ratio of 75.0%. Further, a new sub-sector for residential housing was formed within the commercial real estate category in July 2013 called commercial real estate – residential housing. This segment would attract a uniform risk weight of 75.0%. Credit exposures to commercial real estate, excluding residential housing, are risk weighted at 100.0%. Further, restructured housing loans are required to be risk weighted with an additional risk weight of 25.0%. Credit exposures to rated corporations other than specified categories such as commercial real estate, non-deposit taking systemically important non-banking finance companies, venture funds and capital markets, are risk weighted based on the external credit ratings at a facility level, with the risk weight ranging from 20% to 150% and unrated corporate exposures being risk weighted at 100%. Credit exposures to non-deposit taking systemically important non-banking finance companies are risk weighted at 100.0%, exposures to capital markets are risk weighted at 125% and exposures to venture capital funds are risk weighted at 150.0%. Capital requirements for market risk are applicable to the trading book exposure (including derivatives) and securities included in the available-for-sale category. Capital requirements for operational risk are computed based on a 15% of average of gross income for the previous three financial years.

The Reserve Bank of India has issued a timetable for the migration of Indian banks to the advanced approaches under the Basel II framework. As per the timelines set, banks intending to migrate to the Internal Models Approach for market risk and the standardized approach for operational risk are required to apply to the Reserve Bank of India after April 1, 2010. Banks intending to migrate to the Advanced Measurement Approach for operational risk and internal ratings-based approaches for credit risk are required to apply to the Reserve Bank of India after April 1, 2012. In addition, in December 2011, the Reserve Bank of India issued guidelines on the internal ratings-based approach for calculating capital charges for credit risk. Some of the recommendations include maintaining loss given default below 65% and treating restructured assets as non-performing assets for capital adequacy purposes. ICICI Bank is in the process of implementing various projects for migrating to the advanced approaches.

Under Pillar 2 of the Basel capital framework, banks are required to develop and put in place, with the approval of their boards, an Internal Capital Adequacy Assessment Process commensurate with their size, level of complexity, risk profile and scope of operations. The Reserve Bank of India has also issued guidelines on stress testing to advise banks to put in place appropriate stress testing policies and frameworks, including “sensitivity tests” and “scenario tests”, for the various risk factors, the details and results of which are included in the Internal Capital Adequacy Assessment Process.

Under Pillar 3 of the Basel capital framework, banks must make a set of disclosures on their capital adequacy and risk management framework.

Loan Loss Provisions and Non-Performing Assets

The Reserve Bank of India issued consolidated instructions and guidelines until June 30, 2013 relating to income recognition, asset classification and provisioning standards in the Master Circular —“Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances” dated July 1, 2013. These guidelines are revised from time to time. Similarly, the Reserve Bank of India consolidated all instructions and guidelines until June 30, 2013 relating to valuation of investments in Master Circular —“Prudential Norms for Classification, Valuation and Operation of Investment Portfolio by Banks” dated July 1, 2013. These guidelines are also revised from time to time.

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

Doubtful Assets: Assets that are non-performing assets for more than 12 months. A loan classified as doubtful has all the weaknesses inherent in assets that are classified as substandard, with the added characteristic that the weaknesses make collection or liquidation in full, on the basis of currently known facts, conditions and values, highly questionable and improbable.

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

Restructured Loans

The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan can be restructured by rescheduling the principal repayment and/or the interest element, but must be separately disclosed as a restructured loan. The amount of diminution, if any, in the fair value of the loan, measured in present value terms, is either written off or provided for to the extent of the diminution involved. There are some categories of advances that are not eligible for classification as a standard asset upon restructuring. These include consumer and personal loans, advances classified as capital market exposures and commercial real estate exposures. Similar guidelines are applicable to substandard and doubtful assets. The sub-standard accounts that have been subjected to restructuring, whether in respect of principal installment or interest amount, by whatever modality, are eligible to be upgraded to the standard category only after the specified period, i.e., a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance during the period. The Reserve Bank of India has specific sections concerning debt-restructuring mechanisms for small and medium enterprises in its guidelines on restructuring of loans by banks issued on August 27, 2008. In fiscal 2009, due to the extraordinary economic circumstances, modifications to guidelines on restructuring of loans covering all categories of loans were issued. The modified guidelines applied until June 30, 2009 and included measures such as allowing second restructurings of loan exposures, permitting restructuring of commercial real estate exposures, and disclosing in the annual report restructuring proposals received, implemented and under consideration during the year.

In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivatives contract receivables overdue for ninety days or more as non-performing assets.

In March 2010, the Reserve Bank of India issued standards for the restructuring of advances for infrastructure and non infrastructure projects classified as projects under implementation. With respect to infrastructure projects, a loan would be classified as non-performing if it failed to commence commercial operations within two years from the documented date of commencement, unless it is restructured during the period. With respect to non infrastructure projects, a loan would be classified as non-performing if the projects fail to commence commercial operations within six months from the documented date of commencement, unless it has been restructured during the period. Any extension of the date of commencement of commercial operations would also be treated as restructuring of the account. However, real estate projects do not have the benefit of an extension from the documented date of commencement and are classified as non-performing if the project does not commence its commercial operations by the specified date.

Further in May 2013, the Reserve Bank of India issued guidelines on restructuring of advances which prescribe that with effect from April 1, 2015, loans that are restructured (other than due to delay upto a specified period in the infrastructure sector and non-infrastructure sector) from April 1, 2015 onwards would be classified as non-performing. The guidelines also prescribe measures with respect to the terms of restructuring that may be approved for borrowers. Non-performing accounts on restructuring can be upgraded only when all the outstanding loans or facilities in the account perform satisfactorily for a period of at least one year from the commencement of the first payment of interest or principal, whichever is later, on the credit facility with the longest period of moratorium.

The Reserve Bank of India through a notification issued on January 31, 2013 has mandated banks to disclose further details on accounts restructured in their annual reports. This includes disclosing accounts restructured on a cumulative basis excluding the standard restructured accounts which cease to attract higher provision and/or higher risk weight, the provisions made on restructured accounts under various categories and details of movement of restructured accounts.

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

Provisioning and Write-Offs

Provisions under Indian GAAP are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

•
Standard Assets: A general provision of 0.40% is required, except in the case of direct advances to the agricultural and small and medium enterprise sectors, for which a provision of 0.25% applies. On November 5, 2009, the Reserve Bank of India increased general provisioning requirements for advances to commercial real estate classified as standard assets from 0.40% to 1.00%. From December 2010, the standard asset provisioning requirement was increased to 2.0% on housing loans, where such loans are made at comparatively lower interest rates for the first year of the loan, after which the rates are reset at higher rates. In May 2011, the Reserve Bank of India increased the provision for restructured non-performing advances that are upgraded to standard assets from 0.25-1.0% to 2.0% from the first year of upgradation. This was further increased to 2.75% from November 2012.

•
Sub-Standard Assets: A general provision of 15.0% of the total outstanding is required with effect from May 2011. This was an increase over the earlier requirement of 10.0% through fiscal 2011. However, unsecured exposures, which are identified as substandard, attract an additional provision of 10.0%, i.e., a total of 25.0% on the outstanding balance.

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

•
Restructured Loans: Until August 2008, a provision equal to the difference between the present value of the future interest as per the original loan agreement and the present value of future interest on the basis of rescheduled terms at the time of restructuring was required to be made. For loans restructured after August 2008, a provision equal to the difference between the fair value of the loan before and after restructuring is required to be made. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged on the loan on restructuring and the principal. Both sets of cash flows are discounted by the bank’s benchmark prime lending rate or base rate, whichever is applicable to the borrower, as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring. In May 2011, the Reserve Bank of India announced that the general provisioning on restructured accounts classified as standard advances would attract a provision of 2.0%. This was further increased to 2.75% in November 2012. Further, in May 2013, the Reserve Bank of India issued guidelines on restructuring of advances. As per the guidelines, loans that are restructured (other than due to delay upto a specified period in the infrastructure sector and non-infrastructure sector) from April 1, 2015 onwards would be classified as non-performing. The general provision required on restructured standard accounts would be increased to 3.5% from March 31, 2014, and further to 4.25% from March 31, 2015 and 5.0% from March 31, 2016. General provisions on standard accounts restructured from June 1, 2013 would be at 5.0%. The guidelines also prescribe measures with respect to the terms of restructuring that may be approved for borrowers.

In June 2006, the Reserve Bank of India issued prudential norms on creation and utilization of floating provisions (i.e., provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The norms state that floating provisions can be used only for contingencies under extraordinary circumstances for making specific provisions against non-performing accounts after obtaining approval from the board of directors and with the prior permission of the Reserve Bank of India. Floating provisions for advances and investments must be held separately and cannot be reversed by credit to the profit and loss account. Until utilization of such provisions, they can be netted off from gross non-performing assets to compute the net non-performing assets. Alternatively, floating provisions could be treated as part of tier II capital within the overall ceiling of 1.25% of total risk-weighted assets for inclusion of general provisions and loss reserves in tier II capital. Floating provisions do not include specific voluntary provisions made by banks for advances which are higher than the minimum provision stipulated by the Reserve Bank of India guidelines. The banks have a choice between deducting their existing floating provisions from gross non-performing assets to arrive at net non-performing assets or reckon it as part of tier II capital subject to the overall ceiling of 1.25% of total risk weighted assets.

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

To limit the volatility of loan loss provisioning over the course of an economic cycle, the Reserve Bank of India released a discussion paper on a dynamic loan loss provisioning framework in March 2012. The framework proposes to replace the existing general provisioning standards and recommends that banks make provisions on their loan book every year based on historical loss experience in various categories of loans. In those years where the bank’s actual provisions are higher than the computed dynamic provisions requirement, the bank can draw down from existing dynamic provisions to the extent of the difference, subject to the retention of a specified minimum level of dynamic provisions. The Reserve Bank of India has indicated that final guidelines on the dynamic provisioning framework and its implementation in a phased manner would be issued in fiscal 2014.

Guidelines on Sale and Purchase of Non-performing Assets

In order to provide banks with option to resolve their non-performing assets, the Reserve Bank of India issued guidelines on the sale and purchase of non-performing assets among banks, financial institutions and non-bank finance companies in July 2005. As per these guidelines, the board of directors of the bank must establish a policy for the purchase and sale of non-performing assets. Purchases and sales of non-performing assets must be without recourse to the seller and on a cash basis, with the entire consideration being paid upfront. An asset must have been classified as non-performing for at least two years by the seller to be eligible for sale. The purchasing bank must hold the non-performing asset on its books for at least 15 months before it can sell the asset to another bank. The asset cannot be sold back to the original seller.

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

Guidelines Relating to Use of Recovery Agents by Banks

In April 2008, the Reserve Bank of India issued guidelines for those banks which are engaging recovery agents. Reserve Bank of India has asked banks to put in place a due diligence process for the engagement of recovery agents, structured to cover individuals involved in the recovery process. Banks are expected to communicate details of recovery agents to borrowers and have in place a grievance redressal mechanism pertaining to the recovery process. The Reserve Bank of India has advised banks to initiate a training course for current and prospective recovery agents to ensure prudent recovery practices. In case of persistent complaints received by the Reserve Bank of India regarding violation of guidelines, the Reserve Bank of India may consider imposing a ban on the bank from engaging recovery agents.

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The Securitization Act, also known as the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act), provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on a ‘without recourse’ basis, only. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangements, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale. The banks selling financial assets should ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. In April 2010, amendments were made to the Securitization Companies and Reconstruction Companies (Reserve Bank) Guidelines, 2003, wherein the period for realization of assets acquired by securitization and reconstruction companies was extended from five years to eight years. Securitization and reconstruction companies must invest and hold a minimum 5% stake of the outstanding amount of security receipts issued under each scheme until redemption.

Pursuant to the powers conferred upon the Government under section 20 of the SARFAESI Act, the Ministry of Finance established the central electronic registry, which became operational from March 31, 2011. Henceforth, all transactions relating to securitisation, reconstruction of financial assets and the transactions relating to mortgage by deposit of title deeds to secure any loan or advances granted by banks and financial institutions are to be registered in the central electronic registry within 30 days of such transaction.

The records will be available for search by any lender or any other person interested in dealing with the property and are designed to prevent frauds involving multiple lending against the same security as well as to prevent fraudulent sale of property without disclosing any existing security interest over such property. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Legislative Framework for Recovery of Debts Due to Banks”.

Regulations Relating to Making Loans

The provisions of the Banking Regulation Act govern the making of loans by banks in India. The Reserve Bank of India also issues directions covering the loan activities of banks. These directions and guidelines issued by the Reserve Bank of India have been consolidated in Master Circular —Loans and Advances —Statutory and Other Restrictions dated July 1, 2013. These guidelines and directions are revised from time to time by the Reserve Bank of India. Some of the major guidelines of the Reserve Bank of India pertain to bank loans to non-bank finance companies and to priority sectors, in addition to banks’ lending rates, base rates and loans against shares.

Banks are free to determine their own lending rates but each bank must disclose its base rate. The base rate, which takes into consideration all elements of lending rates that are common across borrowers, replaced the benchmark prime lending rate as the standard on July 1, 2010. The base rate is also applicable for loans renewed from July 1, 2010. The base rate is the minimum rate for all loans; banks are not permitted to lend below the base rate except for Differential Rate of Interest advances, loans to banks’ own employees and loans to banks’ depositors against their own deposits. Accordingly, the earlier stipulation of the benchmark prime lending rate as the ceiling rate for loans of up to Rs. 200,000 has been withdrawn. Banks are permitted to arrive at the base rate for a specific tenor that would be needed to be disclosed transparently. Further, banks are permitted to determine their final lending rates on loans and advances with reference to the base rate and by including such other customer specific charges as they consider appropriate. Until such time that loans linked to the benchmark prime lending rate exists, banks must announce both the benchmark prime lending rate and the base rate.

Under Section 20(1) of the Banking Regulation Act, a bank cannot grant any loans and advances against the security of its own shares and a banking company is prohibited from entering into any commitment for granting any loans or advances to or on behalf of any of its directors, or any firm in which any of its directors is interested as partner, manager, employee or guarantor, or any company (not being a subsidiary of the banking company or a company registered under Section 25 of the Companies Act, 1956, or a government company) of which, or the subsidiary or the holding company of which any of the directors of the bank is a Director, managing agent, manager, employee or guarantor or in which he holds substantial interest, or any individual in respect of whom any of its directors is a partner or guarantor. There are certain exemptions in this regard as the explanation to the section provides that ‘loans or advances’ shall not include any transaction which the Reserve Bank of India may specify by general or special order as not being a loan or advance for the purpose of such section.

There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose.

In June 2005, the Reserve Bank of India issued guidelines requiring banks to put in place a policy for exposure to real estate with the approval of their boards. The policy is required to include exposure limits, collaterals to be considered, collateral cover and margins and credit authorization. The Reserve Bank of India has also permitted banks to extend financial assistance to Indian companies for acquisition of equity in overseas joint ventures or wholly owned subsidiaries or in other overseas companies, new or existing, as strategic investment. Banks are not permitted to finance acquisitions by companies in India. With regards to mortgages, in May 2011 the Reserve Bank of India imposed a ceiling on the loan-to-value ratio in respect of housing loans at 80.0%. Small value loans of less than Rs. 2.0 million were permitted to have a loan-to-value ratio not exceeding 90.0%. In October 2012, the Reserve Bank of India restricted banks from financing purchase of gold in any form, and only allowed working capital loans for purchase of gold. In November 2012, the Reserve Bank of India released a draft report to assess the feasibility of introducing long-term fixed interest rate loan products by banks. The report recommends that banks could explore the possibility of raising long-term bonds to extend long-term fixed rate loan products. Further, in November 2012, the Reserve Bank of India issued instructions regarding sharing of information relating to credit, derivatives and unhedged foreign currency exposures among banks and to put in place an effective mechanism for information sharing. Also, from January 1, 2013, sanction of fresh loans/ad hoc loans/renewal of loans to new and existing borrowers should be done only after obtaining/sharing necessary information.

Directed Lending

Priority Sector Lending

The lending to priority sector guidelines require commercial banks to lend a certain percentage of their net bank credit to specific sectors (the priority sectors), such as agriculture, micro and small enterprises, micro-credit, education and housing finance. The target for total priority sector advances is set at 40.0% of adjusted net bank credit (which is net bank credit plus those investments made by banks in non-statutory liquidity bonds that are included in the held-to-maturity category minus recapitalization bonds floated by the government) or of the credit equivalent amount of off-balance sheet exposure, whichever is higher as of March 31 of the previous fiscal year. Of the total priority sector advances, agricultural advances are required to be 18.0% of adjusted net bank credit and advances to weaker sectors are required to be at 10.0% of the adjusted net bank credit. Additionally, 1.0% of the previous year’s total advances outstanding is required to be lent under the Differential Rate of Interest scheme. Advances to the agricultural sector are further divided into “direct lending,” with a target of 13.5% of adjusted net bank credit, and “indirect lending,” with a target of 4.5% of adjusted net bank credit.

In July 2012, the Reserve Bank of India issued revised guidelines on priority sector lending. The guidelines maintained the priority sector lending targets including an overall target of 40% of adjusted net bank credit and sub-target of 18.0% towards agriculture lending. With a view to increase direct bank lending to farmers, self-help groups and joint liability groups, loans to corporations engaged in agriculture and allied activities were classified under indirect agriculture lending. Lending to a small or micro enterprise in the services sector was capped at Rs. 10 million. The guidelines also stipulate that investments by banks in securitised assets, outright purchases of loans and assignments would be eligible for classification under priority sector if the underlying assets themselves qualified for such treatment. Also, the interest rates charged to ultimate borrowers by the originating entities in such transactions were capped for such transactions to be classified as priority sector. Further, the priority sector target for foreign banks with 20 or more branches in India were brought on par with domestic banks with their target increasing from 32% of adjusted net bank credit to 40%. In October 2012, the Reserve Bank of India decided to include loans of up to Rs. 20.0 million to corporates or cooperatives directly engaged in agriculture and related activities to be classified as direct finance to agriculture under priority sector lending. Also, advances to housing finance companies for on-lending towards house purchase of up to Rs. 1.0 million per borrower were included under priority sector. Further, in May 2013, the Reserve Bank of India enhanced the loan limit on certain categories of priority sector lending. The categories included micro and small enterprises in the services sector where the loan limit was enhanced from Rs. 20.0 million to Rs. 50.0 million, bank loans to dealers/sellers of fertilizers, pesticides, seeds, cattle feed, poultry feed, agricultural implements and other inputs where the loan limit was enhanced from Rs. 10.0 million to Rs. 50.0 million and pledge loans to individual farmers and corporates engaged in agricultural activities from Rs. 2.5 million to Rs. 5.0 million.

Fresh loans to non-banking finance companies for on-lending to individuals were declassified from priority sector effective from April 1, 2011. However, loans to microfinance institutions, including non-banking finance companies operating as microfinance companies prior to April 1, 2011, for on-lending to individuals continue to be eligible for classification under the priority sector category. Further, loans sanctioned to non-banking finance companies which are then lent onwards to individuals and entities with gold jewelry as collateral are excluded from classification as direct agriculture lending under priority sector requirements since February 2011. Similarly, investments made by banks in securitised assets originated by non-banking finance companies, where the underlying assets were loans against gold jewelry, and the purchase/assignment of a gold loan portfolio from non-banking finance companies were also made ineligible for classification under agriculture sector lending.

Banks falling short of their priority sector lending targets are required to contribute amounts equivalent to the shortfall to specific funds like the Rural Infrastructure Development Fund, established by the National Bank for Agriculture and Rural Development, or funds with other financial institutions. The allocation of amounts among the banks is decided by the Reserve Bank of India. The contribution is made by subscribing to bonds issued with a maturity of up to seven years. The interest rates on these contributions are below market rates and are generally set depending on the bank rate as set by the Reserve Bank of India.

Prior to the merger, the advances of ICICI were not subject to the priority sector lending requirement, which only applies to banks. Pursuant to the terms of the Reserve Bank of India’s approval of the merger, we are required to maintain a total of 50.0% of our domestic adjusted net bank credit on the residual portion of our advances (i.e., the portion of our total advances excluding advances of ICICI) in the form of priority sector advances. This additional requirement of 10.0% by way of priority sector advances applies until such time as the aggregate priority sector advances reach a level of 40.0% of our total adjusted net bank credit. In fiscal 2012, the Reserve Bank of India stipulated that the Bank will be required to extend 38.5% of its adjusted net bank credit (including the advances of ICICI) to priority sectors and achieve the target of 40.0% of adjusted net bank credit beginning fiscal 2013.

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

Credit Exposure Limits

As a prudential measure aimed at better risk management and avoidance of concentration of credit risks, the Reserve Bank of India has prescribed credit exposure limits for banks and long-term lending institutions in respect of their lending to individual borrowers and to all companies in a single group (or sponsor group). These measures are consolidated in the Reserve Bank of India’s Master Circular on exposure norms dated July 1, 2013. The limits currently set by the Reserve Bank of India are as follows:

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

Limits on Exposure to Non-banking Finance Companies

The guidelines restrict each bank’s holding in non-banking finance companies, excluding asset financing and infrastructure financing companies, to 10.0% of the bank’s capital funds as per the last audited balance sheet. Exposure to non-banking asset finance companies and infrastructure finance companies has been restricted to 15.0% of bank’s capital funds and to non-banking gold loan companies to 7.5% of bank’s capital funds. The limit may be increased to 15.0% and 20.0% respectively provided that the excess exposure is on account of funds lent by the non-banking financial company to infrastructure sectors.

Limits on intra-group transactions and exposures

In August 2012, the Reserve Bank of India issued draft guidelines on management of intra-group transactions and exposures for financial conglomerates. The guidelines prescribe quantitative limits for intra-group financial transactions and prudential measures for non-financial transactions. The draft guidelines prescribe an exposure limit of 5% of paid-up capital and reserves for non-financial services companies and unregulated financial services companies at a stand-alone level, and a 10% limit at a group level for these companies. For regulated financial companies, the limit set is 10% of paid-up capital and reserves on a stand-alone basis and 20% at the aggregate group level.

Regulations Relating to Investments and Capital Market Exposure Limits

In terms of Section 19(2) of the Banking Regulation Act, banks should not hold shares in any company except as provided in sub-section (1) of that Act, whether as pledgee, mortgagee or absolute owner, of an amount exceeding 30.0% of the paid-up share capital of that company or 30.0% of its own paid-up share capital and reserves, whichever is less. Further, in terms of Section 19(3) of the Banking Regulation Act, banks should not hold shares, whether as pledgee, mortgagee or absolute owner, in any company in the management of which any managing director or manager of the bank is in any manner concerned or interested.

The Reserve Bank of India guidelines on capital market exposures stipulate that a bank’s exposure to capital markets in all forms (both fund based and non-fund based) by way of investments in shares, convertible bonds/debentures, units of equity oriented mutual funds, loans against shares, and secured and unsecured advances to stock brokers, should not exceed 40% of its net worth on both a stand-alone and consolidated basis as of March 31 of the previous year. Within this overall limit, direct investments in shares, convertible bonds/debentures, and units of equity oriented mutual funds and all exposures to venture capital funds have been restricted to 20.0% of their net worth on both a stand-alone and consolidated basis. Further, in July 2011, the Reserve Bank of India stipulated that a bank’s investments in liquid schemes of debt oriented mutual funds are subject to a prudential cap of 10.0% of the bank’s net worth as of March 31 of the previous year. The above guidelines are also applicable at a consolidated level.

Investment by banks in specified instruments which are issued by other banks or financial institutions and are eligible for capital status for the investee bank/financial institution should not exceed 10% of the investing bank’s capital funds (tier I plus tier II). Further, the banks/financial institutions should not acquire any fresh stake in a bank’s equity shares, if by such acquisition, the investing bank’s or financial institution’s holding exceeds 5% of the investee bank’s equity capital. The guideline requires banks to obtain prior approval of the Reserve Bank of India for equity investment in a company engaged in the financials sector and such investments are held under the held-for-trading category.

The Reserve Bank of India has issued detailed guidelines on investments by banks in non-statutory liquidity ratio securities. These guidelines apply to primary market subscriptions and secondary market purchases. Pursuant to these guidelines, banks are prohibited from investing in non-statutory liquidity ratio securities with an original maturity of less than one year, other than commercial paper and certificates of deposits. Banks are also prohibited from investing in unrated securities. A bank’s investment in unlisted non-statutory liquidity ratio securities may not exceed 10.0% of its total investment in non-statutory liquidity ratio securities at the end of the preceding fiscal year. However, the bank’s investments in unlisted non-statutory liquidity ratio securities may exceed the 10.0% limit by an additional 10.0%, provided the investment is in securitization papers issued for infrastructure projects and bonds/debentures issued by securitization companies and reconstruction companies set up under the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 and registered with the Reserve Bank of India. In December 2007, the Reserve Bank of India permitted banks to invest in unrated bonds of corporations engaged in infrastructure activities within the ceiling of 10.0% for unlisted non-statutory liquidity ratio securities in order to encourage flow of credit to the infrastructure sector.

The Reserve Bank of India has also issued guidelines on investments in subsidiaries and other companies, including investments in non financial services companies. According to the guidelines, equity investments by a bank in a subsidiary company or other financial services company cannot exceed 10.0% of the bank’s paid-up share capital and reserves. Equity investment by banks in non financial services companies is capped at 10.0% (as opposed to an earlier cap of 30.0%) of the investee company’s paid-up share capital. Equity investments in non financial services companies at the group level, including investments by the bank’s subsidiaries, cannot exceed 20% of the investee company’s paid-up share capital. Also, overall equity investments by a bank, including investments in its subsidiaries and other companies, cannot exceed 20.0% of the bank’s paid-up share capital and reserves.

Further, the total investment by banks in liquid or short-term debt schemes of mutual funds with weighted average maturity of portfolio of not more than one year will be subject to a prudential cap of 10% of their net worth as on March 31 of the previous year.

In July 2011, the Reserve Bank of India issued guidelines on risk-weighting banks’ investments in paid-up equity of financial entities exempted from capital market exposure, effective from January 1, 2012. The entities exempted include institutions constituting crucial financial infrastructure, such as stock exchanges, commodity exchanges and depositories. The Reserve Bank of India assigned a 125% risk weight on all investments by a bank in the paid-up equity of such entities. With this mandate, the risk weight on all capital market exposures has been brought at par.

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

The held to maturity category can include statutory liquidity ratio securities up to a specified percentage of the demand and time liabilities and certain non-statutory liquidity ratio securities, including fresh recapitalization bonds received from the government of India towards recapitalization requirement and held in the investment portfolio, fresh investment in the equity of subsidiaries and joint ventures, Rural Infrastructure Development Fund/Small Industries Development Board of India/Rural Housing Development Fund deposits and investment in long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. In December 2010, the Reserve Bank of India reduced the statutory liquidity ratio from 25.0% to 24.0%, and further reduced to 23.0% in August 2012. In May 2013, the Reserve Bank of India announced that the level of government securities portfolio permitted to be included in the held-to-maturity category in excess of the overall limit of 25.0% of the investment portfolio permitted to be classified as held-to-maturity, was reduced from 25.0% of demand and time liabilities to 23.0% of demand and time liabilities, in line with the present statutory liquidity ratio requirement, with the reduction to be implemented in a phased manner with 50 basis points being reduced every quarter beginning from the quarter ended June 30, 2013.

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

•
Investments may be shifted from or to held-to-maturity with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available-for-sale to held for trading may be done with the approval of the board of directors, the Asset Liability Management Committee or the Investment Committee; shifting from held for trading to available-for-sale is generally not permitted. Since August 2010, the Reserve Bank of India has mandated that, with regard to sales and transfers of securities from or to the held-to maturity category, if the value of sales exceeds 5% of the book value of the investment held in the held-to-maturity category at the beginning of the year, the market value of the investment will have to be disclosed in the notes to the financial accounts in the annual report along with the excess book value over market value for which a provision was not made.

•
Banks are permitted to exceed the limit of 24.0% of total investments for the held-to-maturity category provided the excess comprises only statutory liquidity ratio securities and the aggregate of statutory liquidity ratio investments in the held-to-maturity category do not exceed 24.0% of the demand and time liabilities. The Reserve Bank of India had reduced the statutory liquidity ratio from 25.0% to 24.0% effective December 18, 2010. On August 11, 2012, the statutory liquidity ratio was further reduced to 23.0%.

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

Limit on Transactions through Individual Brokers

Guidelines issued by the Reserve Bank of India require banks to appoint brokers for transactions in securities. These guidelines also require that a disproportionate part of the bank’s business should not be transacted only through one broker or a few brokers. If for any reason this limit is breached, the Reserve Bank of India has stipulated that the board of directors of the bank should be informed on a half yearly basis of such occurrence and ratify such action.

Prohibition on Short-Selling

The Reserve Bank of India permits scheduled commercial banks and primary dealers to undertake short sale of central government dated securities, subject to the short position being covered within a maximum period of five trading days, including the day of trade. The short positions shall have to be covered only by outright purchase of an equivalent amount of the same security. The Reserve Bank of India has permitted banks to sell Government securities already contracted for purchase, provided that the purchase contract is confirmed and the contract is guaranteed by Clearing Corporation of India Limited, or the security is contracted for purchase from the Reserve Bank of India. Each security is deliverable or receivable on a net basis for a particular settlement cycle. The Reserve Bank of India has also permitted a “when issued” market in government securities in order to further strengthen the debt management framework.

Introduction of Credit Default Swaps for Corporate Bonds

In fiscal 2012, the Reserve Bank of India introduced credit default swaps on corporate bonds. Banks are allowed to undertake such transactions, both as market makers as well as users. Commercial banks will be eligible to act as market makers provided they fulfill the criteria of a minimum 11.0% capital adequacy ratio with a tier I ratio of at least 7%, and a net non-performing assets ratio of less than 3.0%. Banks’ net credit exposures on account of credit default swaps cannot exceed 10.0% of the investment portfolio of unlisted/unrated bonds. Credit default swaps were earlier allowed only on listed corporate bonds and unlisted but rated bonds of infrastructure companies. In January 2013, this was expanded to include unlisted but rated corporate bonds. Further, credit default swaps were permitted on securities with original maturities of up to one year such as commercial papers, certificates of deposit, and non-convertible debentures with original maturities of less than one year.

Subsidiaries and Other Financial and Non-Financial Sector Investments

We need the prior permission of the Reserve Bank of India to incorporate a subsidiary. We are required to maintain an “arms’ length” relationship with our subsidiaries and with mutual funds sponsored by us in regard to business parameters such as not taking undue advantage in borrowing/lending funds, transferring/selling/buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary or financing our clients through them when we are not able or not permitted to do so our selves. We have to observe the prudential norms stipulated by the Reserve Bank of India, from time to time, in respect of our underwriting commitments. Pursuant to such prudential norms, our underwriting or the underwriting commitment of our subsidiaries under any single obligation shall not exceed 15.0% of an issue. We also need the prior specific approval of the Reserve Bank of India to participate in the equity of financial services ventures including stock exchanges and depositories notwithstanding the fact that such investments may be within the ceiling (the lower of 30.0% of the paid-up capital of the investee company or 30.0% of the investing bank’s own paid-up capital and reserves) prescribed under Section 19(2) of the Banking Regulation Act.

Under Reserve Bank of India guidelines, a bank’s equity investments by a bank in a subsidiary company, or a financial services company (including a financial institution, a stock or other exchange or a depository) which is not a subsidiary, should not exceed 10% of the bank’s paid-up share capital and reserves and the total investments made in all subsidiaries and all non-subsidiary financial services companies should not exceed 20% of the bank’s paid-up share capital and reserves. However, the cap of 20% does not apply, nor is the prior approval of the Reserve Bank of India required, if investments in financial services companies are held under the “held for trading” category, and are not held beyond 90 days.

Under Reserve Bank of India regulation, a bank’s equity investments in companies engaged in non-financial services activities are subject to a limit of 10% of the investee company’s paid-up share capital or 10% of the bank’s paid-up share capital and reserves, whichever is less. For the purpose of this limit, equity investments held under the “held for trading” category are included. Equity investments in any non-financial services company held by a bank, or entities which are bank’s subsidiaries, associates or joint ventures, and mutual funds managed by asset management companies controlled by the bank should in the aggregate not exceed 20% of the investee company’s paid-up share capital. Any investment by a bank in excess of 10% of the investee company’s paid-up share capital, but not exceeding 30%, requires the approval of the Reserve Bank of India.

A bank holding may hold equity in excess of 10% of a non-financial services investee company’s paid-up capital without the prior approval of the Reserve Bank of India if the additional acquisition is made through a restructuring or corporate debt restructuring, or is acquired by the bank in order to protect its interest on loans/investments made in a company. However, banks have to submit to the Reserve Bank of India a time bound action plan for disposal of such shares within a specified period.

Further, a bank’s equity investments in subsidiaries and other entities that are engaged in financial services activities, together with equity investments in entities engaged in non-financial services activities, should not exceed 20% of the bank’s paid-up share capital and reserves. The cap of 20% would not apply for investments classified under the “held for trading” category and which are not held beyond 90 days. The Reserve Bank of India has clarified that investment in overseas banking subsidiaries can be excluded from the above 20% limit. In August 2006, the Reserve Bank of India issued guidelines that included banks’ investments in venture capital funds in this limit.

Regulations Relating to Securitization of Loans

With a view to developing an orderly and healthy securitization market, and ensuring alignment of originators and investors’ interests, the Reserve Bank of India issued guidelines on securitization in May 2012. Under the guidelines, all on-balance sheet standard assets are eligible for securitization, except for revolving credit facilities, mortgage backed securities and asset backed securities. Loans must also meet a minimum holding period requirement, based on the maturity and repayment frequency of the loan, in order to be eligible for securitization. A minimum retention requirement is prescribed to ensure that the originating banks have a continuing stake in the performance of the securitised assets. The total exposure of banks to the securitised loans cannot exceed 20% of the total securitised instruments, and any exposure in excess of this limit must be risk-weighted at 1111%.

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

The Reserve Bank of India guidelines require that payment of interest be calculated on saving bank account deposits on a daily product basis since April 1, 2010.

Domestic time deposits and rupee-denominated non-resident ordinary and non-resident rupee accounts have a minimum maturity of seven days. Time deposits from non-resident Indians denominated in foreign currency have a minimum maturity of one year and a maximum maturity of five years.

Banks have the flexibility to offer varying rates of interests on domestic deposits of the same maturity subject to the following conditions:

•	time deposits are of Rs. 1.5 million and above; and

•	interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

Interest rates on non-resident rupee term deposits of one to three years maturity are linked to the LIBOR/SWAP rates for the U.S. dollar of corresponding maturity. The rate is periodically prescribed by the Reserve Bank of India. Interest rates on non-resident rupee savings deposits are set at the rate applicable to domestic savings deposits. In fiscal 2012, the Reserve Bank of India deregulated interest rates on non-resident (external) rupee deposits and ordinary non-resident accounts, allowing banks to determine the interest rates on savings and term deposits with maturities of one year and above.

With a view to increasing the availability of financial services across regions and population segments, the Reserve Bank of India has advised banks to make available a basic savings bank deposit account requiring either nil or very low minimum balances and charges that would make these accounts accessible to low-income segments of the population.

Regulations relating to customer service

The Reserve Bank of India has regularly emphasized on offering efficient, fair and speedy customer service. In this regard, a committee was set up in fiscal 2010 to consider improvements in customer service in banks. Following the recommendations made by the committee, the Reserve Bank of India has issued several guidelines. In May 2013, banks were mandated to have a uniform pricing policy for all customers across all branches, irrespective of the branch in which the account was opened. Further, draft guidelines on wealth management and marketing services offered by banks were issued. According to the guidelines, wealth management services can be offered only through a subsidiary or a separately identifiable department or division in the bank in order to avoid conflict of interest. Also, banks would need to take prior approval of the Reserve Bank of India to offer wealth management services.

Deposit Insurance

Demand and time deposits of up to Rs. 100,000 that are accepted by Indian banks have to be insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly owned subsidiary of the Reserve Bank of India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer.

Regulations Relating to Knowing the Customer and Anti-Money Laundering

The Prevention of Money Laundering Act, 2002, which came into effect beginning July 2005, seeks to prevent and criminalise money laundering and terrorist financing. It also provides for the freezing and confiscation of assets concerned in money laundering / terrorism offences, and the formation of the Financial Intelligence Unit. The Act lays down the obligations on designated entities (including banks & financial institutions) for maintaining records of prescribed transactions and in reporting such transactions to the Financial Intelligence Unit. It also lists out the predicate offences that come under the purview of the Act. Prevention of Money-Laundering Rules have also been framed under the Act. The Act and the Rules have since been amended from time to time.

The Reserve Bank of India has prescribed comprehensive guidelines to be observed by Banks/Financial Institutions under its jurisdiction with regard to Know Your Customer, Anti-Money Laundering and Combating Financing of Terrorism procedures in line with the provisions of the Prevention of Money Laundering Act and Rules notified thereunder. This is in line with the recommendations made by the Financial Action Task Force on Anti-Money Laundering standards and on Combating Financing of Terrorism. These guidelines are revised from time to time, and consolidated guidelines are issued in the Reserve Bank of India’s master circulars. The objective of these guidelines is to prevent banks from being used, intentionally or unintentionally, by criminal elements for money laundering or terrorist financing activities. The guidelines cover key aspects including customer acceptance policy, customer identification procedures, monitoring of transactions and risk management. The guidelines also cover enhanced due diligence measures, appointment of principal officers, training and audit.

The Reserve Bank of India guidelines also provide for simplified Know Your Customers procedures for persons intending to open small deposit accounts (balances not exceeding Rs. 50,000 in all their accounts taken together in which the total credit in all accounts taken together does not exceed Rs. 100,000 in a year). These provisions are intended to promote financial inclusion and to ensure that the implementation of the Know Your Customers guidelines do not result in the denial of banking services to financially or socially disadvantaged sections of society.

Regulations on Asset Liability Management

The Reserve Bank of India’s regulations for asset liability management require banks to draw up asset liability gap statements separately for rupee and foreign currencies for the domestic operations of the bank. These gap statements are prepared by scheduling all assets and liabilities according to the stated and anticipated repricing date, or maturity date. The statements are submitted to the Reserve Bank of India on a periodic basis. The Reserve Bank of India has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being repriced in a particular period and to place internal prudential limits on the gaps in each time period, as a risk control mechanism.

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

In October 2007, the Reserve Bank of India issued amendments to guidelines on asset liability management to improve management of liquidity by banks and to provide a stimulus for development of the term-money market. The Reserve Bank of India has advised banks to adopt a more detailed approach to the measurement of liquidity risk effective January 1, 2008 by splitting the first time period (1-14 days earlier) in the statement of structural liquidity into three time periods—next day, 2-7 days and 8-14 days. The net cumulative negative liquidity mismatches during the next day, 2-7 days, 8-14 days and 15-28 days periods should not exceed 5%, 10%, 15% and 20% of the cumulative cash outflows in the respective time periods in order to recognize the cumulative impact on liquidity. Banks have also been advised to undertake dynamic liquidity management and are required to prepare the structural liquidity statement on a daily basis. Further, since April 1, 2008, banks are required to report their liquidity gap statements on a fortnightly basis.

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

In November 2012, the Reserve Bank of India released draft guidelines on liquidity risk management and the Basel III liquidity standards. The Reserve Bank of India has proposed the monitoring and reporting of the Basel III liquidity coverage ratio, which is designed to ensure that a bank maintains an adequate level of liquid assets to survive an acute liquidity stress scenario lasting one month. It has also proposed a Basel III net stable funding ratio designed to ensure a minimum amount of funding that is expected to be stable over a one-year time horizon.

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

Authorized dealers, like us, are required to determine our limits on open positions and maturity gaps in accordance with the Reserve Bank of India guidelines and these limits are approved by the Reserve Bank of India. Banks are required to put in place a proper mechanism to rigorously evaluate the risks arising out of unhedged foreign currency exposure of corporates and price them in the credit risk premium, while also considering stipulating a limit on the unhedged positions of corporates on the basis of banks’ board-approved policy. In order to address the risks on account of unhedged forex exposure of corporates, the Reserve Bank of India decided to introduce capital and provisioning requirement on banks’ exposures to corporates on account of the corporates’ unhedged forex exposure positions. The Reserve Bank of India issued draft guidelines in July 2013 in which the provisioning and capital requirements are linked to likely losses arising due to movement in the exchange rate as a proportion of the company’s annual earnings before interest and depreciation. Provisioning requirements vary between 20 to 80 basis points depending on the extent of likely losses, and in the event of likely losses exceeding 75.0% of earnings before interest and depreciation, an additional risk weight of 25.0% has been proposed.

In July 2010, the Reserve Bank of India permitted persons resident in India to enter into currency futures on stock exchanges.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

Foreign exchange and cross-border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act. Banks are required to monitor transactions of customers based on pre-defined rules using a risk-based approach. The transaction monitoring system envisages identification of unusual transactions, undertaking due diligence on such transactions and, if confirmed as suspicious, reporting to the financial intelligence unit of the respective jurisdiction. Our transaction monitoring system is periodically reviewed and is being supplemented with appropriate anti-money laundering software technology solutions.

The Reserve Bank of India issues guidelines on external commercial borrowings from time to time. The guidelines do not permit financial intermediaries, including banks, to raise such borrowings or provide guarantees in favor of overseas lenders for such borrowings. Eligible borrowers, which are largely corporations, may raise such borrowings for investments such as the import of capital goods, in new and expansion projects, and also to meet foreign exchange needs of the infrastructure sector. The external commercial borrowing proceeds can also be utilized for overseas direct investment in joint ventures and wholly owned subsidiaries subject to the existing guidelines on Indian Direct Investment in joint ventures and wholly owned subsidiaries abroad. Utilization of external commercial borrowing proceeds is not permitted for lending, capital market investments or acquisitions in India or real estate investments (including integrated townships). Since November 2011, the all-in-cost ceiling for external commercial borrowings was fixed at LIBOR plus 350 basis points for borrowings with an average maturity period of three to five years from the earlier 300 basis points over LIBOR. For borrowings with an average maturity of over five years, the all-in-cost ceiling remains at 500 basis points over LIBOR. The limit on external commercial borrowings was enhanced in September 2011 to US$750 million, from the earlier limit of US$500 million. Corporations in the services sector were permitted to avail of external commercial borrowing of up to US$200 million as against the earlier limit of US$100 million. Also, in July 2012, the Reserve Bank of India permitted companies in the manufacturing and infrastructure sector to raise external commercial borrowings for the repayment of rupee loans availed from domestic banks, subject to their satisfying certain conditions.

Non-banking finance companies categorized as infrastructure finance companies were allowed to raise borrowings through external commercial borrowing in March 2010 and were permitted to borrow up to 50% of their owned funds under the automatic approval route in May 2010. The external commercial borrowing limit was enhanced to 75% of their owned funds under the automatic route in January 2013. Companies that want to exceed the limit of 75% of owned funds will require to take approval of the Reserve Bank of India. In September 2011, a number of measures were announced to ease availability of funding to infrastructure projects through external commercial borrowing.

•
Companies in the infrastructure sector were permitted to utilize 25% of fresh external commercial borrowing towards refinancing existing rupee loans as against the earlier guideline which did not allow repayment of outstanding rupee loans through external commercial borrowing.

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

In July 2010, the Reserve Bank of India permitted take-out financing arrangements through external commercial borrowing, under the approval route, for refinancing rupee loans providing for new infrastructure projects, including sea ports, airports, roads, bridges and the power sector. Further, in January 2013, the currency hedging requirement for non-banking finance companies categorized as infrastructure finance companies was reduced from 100% of their exposure to 75%.

In December 2011, microfinance institutions were allowed to raise external commercial borrowings of up to US$10.0 million during a year.

In fiscal 2012, following the sharp depreciation in the Rupee, the Reserve Bank of India issued several guidelines to provide support to the currency. With regard to export earners foreign currency accounts, the Reserve Bank of India required that 50% of the balances in such accounts be converted immediately into Rupee balances and credited to the Rupee accounts. Also, only 50% of all future foreign exchange earnings could be retained in the export earners foreign currency account and access to foreign exchange markets was allowed only after utilizing the available balances in these accounts. Further, the net overnight open position limit of authorized dealers in the exchanges for trading currency futures and options was set at US$100 million or 15% of the outstanding open interest, whichever is lower.

Foreign Currency Borrowings by Banks in India

The Reserve Bank of India has allowed banks to borrow funds from their overseas branches and correspondent banks (including borrowings for financing export credit, external commercial borrowings and overdrafts from their head office/nostro account) up to a limit of 50% of unimpaired tier I capital or US$10 million, whichever is higher, as against the earlier overall limit of 25% (excluding borrowings for financing export credit). However, short-term borrowings up to a period of one year or less should not exceed 20% of unimpaired tier I capital within the overall limit of 50%.

All the regulations and guidelines issued by the Reserve Bank of India, as amended from time to time, in connection with foreign currency borrowings by banks in India have been consolidated in the master circular on Risk Management and Inter-Bank Dealings dated July 1, 2013. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches or correspondents abroad and also includes overseas borrowings in gold for funding domestic gold loans. Capital funds raised by issue of innovative perpetual debt instruments and other overseas borrowings with the specific approval of the Reserve Bank of India will continue to be outside the limit of 50% of unimpaired tier I capital.

Legal Reserve Requirements

Cash Reserve Ratio

A bank is required to maintain a specified percentage of its net demand and time liabilities, excluding inter-bank deposits, by way of cash reserve with itself and by way of balance in current account with the Reserve Bank of India. Following the enactment of the Reserve Bank of India (Amendment) Bill 2006, the floor and ceiling rates (earlier 3% and 20% respectively) on the cash reserve ratio were removed. The following liabilities are excluded from the calculation of the demand and time liabilities to determine the cash reserve ratio:

•	inter-bank liabilities;

•	liabilities to primary dealers;

•	refinancing from the Reserve Bank of India and other institutions permitted to offer refinancing to banks; and

•	perpetual debt qualifying for lower tier I capital treatment.

The cash reserve ratio was revised to 4% effective from the fortnight beginning February 9, 2013. Effective April 13, 2007 the Reserve Bank of India does not pay any interest on cash reserve ratio balances.

The cash reserve ratio has to be maintained on an average basis for a fortnightly period and should not be below 70% of the required cash reserve ratio on any day of the fortnight.This was revised in July 2013 by the Reserve Bank of India to 99% of the required cash reserve ratio on any day of the fortnight, as part of measures to stabilize the movement in exchange rates.

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of India from time to time, and must be a minimum of 23% (with effect from August 11, 2012) and a maximum of 40.0% pursuant to section 24 of the Banking Regulation Act. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act”. With effect from December 18, 2010, the Reserve Bank of India reduced the statutory liquidity ratio from 25% to 24%.From August 11, 2012, the statutory liquidity ratio was reduced to 23%

Ownership Restrictions

The government of India regulates foreign ownership in Indian banks. The total foreign ownership in a private sector bank, like us, cannot exceed 74% of the paid-up capital, and shares held by foreign institutional investors under portfolio investment schemes through stock exchanges cannot exceed 49% of the paid-up capital.

The Reserve Bank of India’s acknowledgement is required for the acquisition or transfer of a bank’s shares which will take the aggregate holding (direct and indirect, beneficial or otherwise) of an individual or a group to the equivalent of 5% or more of the bank’s total paid-up capital. The Reserve Bank of India, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. In determining whether the acquirer or transferee is fit and proper to be a shareholder, the Reserve Bank of India may take into account various factors including, but not limited to, the acquirer or transferee’s integrity, reputation and track record in financial matters and compliance with tax laws, proceedings of a serious disciplinary or criminal nature against the acquirer or transferee and the source of funds for the investment.

The Reserve Bank of India issued guidelines on ownership and governance in private sector banks in February 2005. The key provisions of the guidelines on ownership are:

•
No single entity or group of related entities would be permitted to directly or indirectly hold or control more than 10% of the paid-up equity capital of a private sector bank and any higher level of acquisition would require the Reserve Bank of India’s prior approval;

•
In respect of corporate shareholders, the objective will be to ensure that no entity or group of related entities has a shareholding in excess of 10% in the corporate shareholder. In the case of shareholders that are financial entities, the objective will be to ensure that it is widely held, publicly listed and well-regulated;

•	The Reserve Bank of India may permit a higher level of shareholding in the case of the restructuring of problem banks or weak banks or in the interest of consolidation in the banking industry;

•
No single non-resident Indian can invest in excess of 5% of the paid-up capital of a private sector bank. The aggregate limit for investments by non-resident Indians is restricted to 10% of a private sector bank’s paid-up capital and can be increased to 24% of the bank’s paid-up capital by approval of its board of directors;

•	Banks would be responsible for compliance with the “fit and proper” criteria for shareholders on an ongoing basis; and

•	Banks where shareholders holdings are in excess of the prescribed limit would have to indicate a plan for compliance.

A legislation to amend the Banking Regulation Act making the prior approval of the Reserve Bank of India mandatory for the acquisition of more than 5% of a banking company’s paid-up capital or voting rights by any individual or firm or group passed by Parliament and notified in fiscal 2013.

In February 2009, the government of India issued guidelines for calculation of total foreign investment, both direct and indirect, in Indian companies. Pursuant to this guideline, the foreign shareholding in an Indian company which is not majority-owned and controlled by Indian shareholders will be taken into account in computing the foreign shareholding in investee companies of such Indian company (other than investee companies in the insurance sector, for which there are separate specific regulations). Since foreign ownership up to 74% is permitted in Indian private sector banks, such as us, this would impact investments made by Indian private sector banks, including us, and their subsidiaries, in other companies. This would also require assessment of whether any of the Indian shareholders are to be reckoned for purposes of adherence to the foreign ownership limit of 74%. This does not, however, impact our investments in our insurance subsidiaries.

Holding Companies

In the annual policy review for fiscal 2011, the Reserve Bank of India announced the formation of a working group, with representatives from the government, various regulatory authorities and banks, to draw a road map for the introduction of a holding company structure. The report of the working group was released in May 2011 with key recommendations favoring a financial holding company structure for the financial sector, particularly large financial groups, with a separate regulatory framework for these holding companies. The Reserve Bank of India, in its guidelines for new private sector banking licenses, has mandated all new banks pursuant to the issuance of such licenses, to be set up under a financial holding company structure.

Restrictions on Payment of Dividends

The Banking Regulation Act requires banks to completely write off capitalized expenses and transfer 20.0% of the disclosed yearly profit to a reserve account before declaring a dividend.

Banks have to comply with the following prudential requirements to be eligible to declare dividends:

•	The capital adequacy ratio is at least 9% for the preceding two completed years and the accounting year for which the bank proposes to declare a dividend.

•	The net non-performing asset ratio is less than 7%.

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

Regulations on Mergers between Private Sector Banks and between Banks and Non-banking Finance Companies

In May 2005, the Reserve Bank of India issued guidelines on mergers between private sector banks and between banks and non-banking finance companies. The guidelines particularly emphasize the examination of the rationale for mergers, the systemic benefits arising from it and the advantages accruing to the merged entity. With respect to a merger between two private sector banks, the guidelines require the draft scheme of merger to be approved by the shareholders of both banks with a two-thirds majority after approval by the boards of directors of the two banks concerned. The draft scheme should also consider the impact of the merger on the valuation, profitability and capital adequacy ratio of the amalgamating bank and verify that the reconstituted board conforms to the Reserve Bank of India norms. The approved scheme needs to be submitted to the Reserve Bank of India for valuation and approval in accordance with the Banking Regulation Act, along with other documentation such as the draft document of proposed merger, copies of all relevant notices and certificates, swap ratio, share prices, etc. With respect to a merger of a bank and a non-banking company, the guidelines specify that the non-banking financial company has to comply with Know Your Customer norms for all accounts and all relevant norms issued by the Reserve Bank of India and the Securities and Exchange Board of India. The non-banking finance company should also conform to insider trading norms issued by the Securities and Exchange Board of India, whether it is listed or not, in order to regulate the promoter’s trading of shares before and after the merger discussion period. See also “—Other Statutes—Competition Act”.

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

In August 2010, the parliament passed the Securities and Insurance Laws (Amendment and Validation) Bill, 2010, which provides a mechanism to settle disputes between regulators. A committee chaired by the Finance Minister, with the governor of the Reserve Bank of India as vice chairperson and chairpersons of the Securities and Exchange Board of India, Insurance Regulatory and Development Authority of India, Pension Fund Regulatory of

India and Development Authority and secretaries of the Department of Economic Affairs and Department of Financial Services would make the final decision on such disputes.

Microfinance Institutions

A sub-committee of the Central Board of the Reserve Bank of India was established to study issues and concerns in the Indian microfinance industry and submitted its report in January 2011. The recommendations of the committee include, among others, margin and rate caps on loans by such institutions and transparency in interest charges. The Reserve Bank of India has accepted the broad framework recommended by the committee. In July 2011, the government released the draft Micro Financial Sector (Development and Regulation) Bill, 2011, seeking to bring all microfinance institutions under the regulation of the Reserve Bank of India. In the second quarter monetary policy review for fiscal 2012, the Reserve Bank of India accepted the recommendations of the Malegam committee report and decided to introduce a new category of non-banking financial company—microfinance institutions. These microfinance non-banking finance companies would require a minimum net worth of Rs. 50 million and a minimum capital adequacy of 15.0% of risk-weighted assets, with interest on individual loans capped at 25.0% per annum with an aggregate margin cap of 12.0%.

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

An amendment to the Banking Regulation Act in fiscal 2013 has increased the voting rights cap from 10.0% to 26.0%. However, this is pending notification by the Reserve Bank of India. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Proposed Amendments to the Banking Regulation Act”.

Restrictions on Investments in a Single Company

No bank may hold shares, as a pledgee, mortgagee or absolute owner in any company other than a subsidiary, exceeding 30.0% of the paid-up share capital of that company or 30.0% of its own paid-up share capital and reserves, whichever is less. In December 2011, the Reserve Bank of India issued guidelines on banks’ investments in non-financial services companies, under which equity investment by a bank in companies engaged in non-financial services activities was limited to 10% of the investee company’s paid-up share capital.

Regulatory Reporting and Examination Procedures

The Reserve Bank of India is authorized under the Banking Regulation Act to inspect a bank. The Reserve Bank of India monitors prudential parameters at quarterly intervals. To this end and to enable off-site monitoring and surveillance by the Reserve Bank of India, banks are required to report to the Reserve Bank of India on aspects such as:

•	assets, liabilities and off-balance sheet exposures;

•	the risk-weighting of these exposures, the capital base and the capital adequacy ratio;

•	the unaudited operating results for each quarter;

•	asset quality;

•	concentration of exposures;

•	connected and related lending and the profile of ownership, control and management; and

•	other prudential parameters.

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

Appointment and Remuneration of the Chairman, Managing Director and Other Directors

We are required to obtain prior approval of the Reserve Bank of India before we appoint our chairman, managing director and any other executive directors and fix their remuneration. The Reserve Bank of India is authorized to remove an appointee from the posts of chairman, managing director and other executive directors on the grounds of public interest, interest of depositors or to ensure our proper management. Further, the Reserve Bank of India may order meetings of our board of directors to discuss any matter in relation to us, appoint observers to such meetings and in general may make such changes to the management as it may deem necessary and may also order the convening of a general meeting of our shareholders to elect new directors. We cannot appoint as a director any person who is a director of another banking company. The Reserve Bank of India has issued guidelines on “fit and proper” criteria for directors of banks. Our directors must satisfy the requirements of these guidelines.

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

Penalties

The Reserve Bank of India may impose penalties on banks and its employees in case of infringement of regulations under the Banking Regulation Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment. A press release has been issued by the Reserve Bank of India giving details of the circumstances under which the penalty is imposed on the bank along with the communication on the imposition of the penalty in public domain. The banks are also required to disclose the penalty in their annual report. In April 2008, the Reserve Bank of India issued guidelines for banks engaging recovery agents. Under these guidelines, the Reserve Bank of India may ban banks from engaging recovery agents in a particular area, either jurisdictional or functional, for a limited period, in case of complaints received by the regulator regarding violation of the above guidelines and adoption of abusive practices followed by banks’ recovery agents. In case of persistent breach of the above guidelines, the Reserve Bank of India may consider extending the period of ban or the area of ban. Similar supervisory action could be attracted when the High Courts or the Supreme Court pass strictures or impose penalties against any bank or its directors/officers/agents with regard to policy, practice and procedure related to the recovery process.

Assets to be Maintained in India

Every bank is required to ensure that its assets in India (including import-export bills drawn in India and the Reserve Bank of India-approved securities, even if the bills and the securities are held outside India) are not less than 75.0% of its demand and time liabilities in India.

Restriction on Creation of Floating Charge

Prior approval of the Reserve Bank of India is required for creating a floating charge on our undertaking or property. Currently, all of our borrowings, including bonds, are unsecured.

Maintenance of Records

We are required to maintain books, records and registers. The Banking Regulation Act specifically requires banks to maintain books and records in a particular manner and file the same with the Registrar of Companies on a periodic basis. The provisions for production of documents and availability of records for inspection by shareholders as stipulated under the Companies Act and the rules thereunder would apply to us as in the case of any company. The Know Your Customer Guidelines framed by the Reserve Bank of India also provide for certain records to be updated at regular intervals. As per the Prevention of Money Laundering Act, records of a transaction are to be preserved for five years (changed from ten years to five years in February 2013) from the date of the transaction between a customer and the bank. The Banking Companies (Period of Preservation of Records) Rules, 1985 requires a bank’s records of books, accounts and other documents relating to stock and share registers to be maintained for a period of three years.

Other Statutes

Companies Act

Companies in India, including banks, in addition to the sector-specific statutes and the regulations and guidelines prescribed by the sectoral regulators, are required to comply with relevant provisions of the Companies Act 1956. The Companies Bill 2011, which is pending approval of the upper house of the Indian Parliament, would amend the Companies Act 1956. The provisions of the Bill include making independent directors more accountable and improving corporate governance practices. The Bill also seeks to make corporate social responsibility mandatory for companies above a certain size and require them to spend a minimum of 2% of the average net profits of the preceding three years for corporate social responsibility initiatives. Any shortfall in this regard is required to be explained in the annual report.

Competition Act

The Competition Act 2002 established the Competition Commission of India with the objective of promoting competition, preventing unfair trade practices and protecting the interest of consumers. The Competition Act prohibits anti-competitive agreements and abuse of market dominance, and requires the approval of the Competition Commission for mergers and acquisitions involving companies above a certain size. The Competition (Amendment) Bill 2012, introduced in the lower house of Parliament in December 2012, seeks to widen the scope from the enterprise level to the group level in identifying abuse of dominance, give the government of India the flexibility to specify thresholds for mergers to be regulated under the Act, and make it mandatory for sector-specific regulators to take the views of the Competition Commission of India on mergers and acquisitions in their respective sectors.

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

We are also required to disclose information if ordered to do so by a court. The Reserve Bank of India may, in the public interest, publish the information obtained from the bank. Under the provisions of the Banker’s Books Evidence Act, a copy of any entry in a banker’s book, such as ledgers, day books, cash books and account books certified by an officer of the bank, may be treated as prima facie evidence of the transaction in any legal proceeding.

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

•
An offshore banking unit may not enter into any transactions in foreign exchange with residents in India, unless such a person is eligible to enter into or undertake such transactions under the Foreign Exchange Management Act.

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

Consolidated Prudential Returns: Banks are required to submit to the Reserve Bank of India consolidated prudential returns reporting their compliance with various prudential norms on a consolidated basis, excluding insurance subsidiaries and group companies engaged in businesses not pertaining to financial services. Compliance on a consolidated basis is required in respect of the following main prudential norms:

•	single borrower exposure limit of 15% of capital funds (20% of capital funds, provided that the additional exposure of up to 5% is for the purpose of financing infrastructure projects);

•	borrower group exposure limit of 40% of capital funds (50% of capital funds, provided that the additional exposure of up to 10% is for the purpose of financing infrastructure projects);

•	deduction from tier I capital of the bank of any shortfall in capital adequacy of a subsidiary for which capital adequacy norms are specified; and

•	consolidated capital market exposure limit of 40% of consolidated net worth with a direct investment limit of 20% of consolidated net worth.

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

In March 2013, financial sector regulators the Reserve Bank of India, the Securities and Exchange Board of India, the Insurance Regulatory and Development Authority and the Pension Fund Regulatory and Development Authority, signed a memorandum of understanding to cooperate in the field of consolidated supervision and monitoring of financial conglomerates.

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

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Sick Industrial Companies Act, 1985, Recovery of Debts Due to Banks and Financial Institutions Act, 1993, and the SARFAESI Act. As a bank, we are entitled to certain benefits under various statutes including the following:

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

•
The Sick Industrial Companies Act, 1985, (“SICA”), provides for referral of sick industrial companies to the Board for Industrial and Financial Reconstruction. Under the Act, other than the board of directors of a company, a scheduled bank (where it has an interest in the sick industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the Board of Industrial and Financial Reconstruction (“BIFR”). The SICA has been repealed by the Sick Industrial

Companies (Special Provisions) Repeal Act, 2004 (“SICA Repeal Act”). However, the SICA Repeal Act, which is due to come into force on a date to be notified by the central Government in the official gazette, has not yet been notified. On the repeal becoming effective, the provisions of the Companies Act will apply in relation to “sick” companies, under which the reference must be made to the National Company Law Tribunal, in place of the BIFR.

•
The SARFAESI Act focuses on improving the rights of banks and financial institutions and other specified secured creditors as well as asset reconstruction companies by providing that such secured creditors can take over management control of a borrower company upon default and/or sell assets without the intervention of courts, in accordance with the provisions of the SARFAESI Act.

Taxation

The Government has proposed three major reforms in Indian tax laws, namely the Goods and Services Tax, the Direct Taxes Code and the provisions relating to GAAR. While the implementation of Goods and Services Tax and the Direct taxes code are awaited, the implementation of GAAR has been deferred to fiscal 2017. Under the Goods and Services Tax reforms, it has been proposed to introduce unified goods and services tax structures to expand the tax base, rationalize the input tax credit and harmonize the current multiple taxation laws in India. The Goods and Services Tax would replace the indirect taxes on goods and services such as central excise duty, service tax, customs duty, central sales tax, state VAT, surcharge and excise currently being collected by the central and state governments. The Direct Taxes Code aims to reduce distortions in the tax structure, introduce moderate levels of taxation and expand the tax base. It also aims to provide greater tax clarity and stability to investors who invest in Indian projects and companies. It proposes to consolidate and amend laws relating to all direct taxes like income tax, dividend distribution tax, fringe benefit tax and wealth tax and facilitates voluntary compliance.

The GAAR provisions would apply to arrangements declared as “impermissible avoidance arrangements”, which is defined to mean an arrangement, the main purpose or one of the main purposes of which is to obtain a tax benefit and which satisfy at least one of the following tests (i) creates rights, or obligations, which are not ordinarily created between persons dealing at arm’s length; (ii) results, directly or indirectly, in misuse, or abuse, of the provisions of the Income Tax Act, 1961; (iii) lacks commercial substance or is deemed to lack commercial substance, in whole or in part; or (iv) is entered into, or carried out, by means, or in a manner, which are not ordinarily employed for bonafide purposes. If GAAR provisions are invoked, then the tax authorities have wide powers, including denial of tax benefit or a benefit under a tax treaty.

Income Tax Benefits

As a banking company, the Bank is entitled to certain tax benefits under the Indian Income-tax Act including the following:

•
We are allowed a deduction of up to 20% of the profits derived from the business of providing long-term finance in India (defined as loans and advances extended for a period of not less than five years) computed in the manner specified under the Indian Income-tax Act and carried to a Special Reserve account. The deduction is allowed subject to the aggregate of the amounts transferred to the Special Reserve Account for this purpose from time to time not exceeding twice our paid-up share capital and general reserves. The amount withdrawn from such a Special Reserve Account would be chargeable to income tax in the year of withdrawal, in accordance with the provisions of the Income-tax Act.

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

Regulations Governing Insurance Companies

ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, our subsidiaries offering life insurance and non-life insurance, respectively, are subject to the provisions of the Insurance Act, 1938 and the various regulations prescribed by the Insurance Regulatory and Development Authority. These regulations regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing of insurance agents, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests.

In May 2002, the Indian Parliament approved the Insurance (Amendment) Act 2002, which facilitates the appointment of corporate agents by insurance companies and prohibits intermediaries and brokers from operating as surrogate insurance agents. The Indian government has proposed an increase in the limit on foreign equity participation in private sector insurance companies from 26% to 49%, which is awaiting Parliament’s approval. Also, the current policy requires the Indian promoter to reduce its stake to 26% after completion of ten years of operations in a manner that would be prescribed by the regulator. The new Insurance Amendment Bill 2008 introduced in Parliament proposes to remove this restriction on divestment by Indian promoters.

The Insurance Regulatory and Development Authority periodically issues guidelines pertaining to life insurance business. The Insurance Regulatory and Development Authority issued guidelines effective September 2010 introducing a cap on charges levied on customers investing in equity linked life insurance policies and unit-linked insurance products. For unit-linked insurance products, the difference between gross and net yields was capped at 300 basis points for products with a tenor of less than ten years and 225 basis points for products with a tenor more than ten years. The fund management charges within these charges were capped at 150 basis points and 125 basis points for products with tenors of less than ten years and more than ten years respectively. Mortality and morbidity charges are not a part of the cap. Policy surrender charges from the fifth policy year onwards for unit-linked products have been removed. The changes included a cap on surrender charges, an increase in the minimum premium paying term and minimum guaranteed positive returns on pension products. The life insurance industry had to incorporate specific changes in its product offerings to comply with these guidelines. The minimum guaranteed return of 4.5% on pension products was applicable up to year-end fiscal 2011, and was withdrawn beginning fiscal 2012. Further, the Insurance Regulatory and Development Authority issued guidelines on non-linked life insurance products to be effective October 1, 2013, which included limits on the commission rates payable by insurance companies, introduction of minimum guaranteed surrender value and minimum death benefits. The new guidelines would require life insurance companies to modify existing non-linked products which do not comply with the revised guidelines.

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

In December 2011, the Insurance Regulatory and Development Authority issued regulations on the issue of capital by life insurance companies and disclosure requirements. As per the guidelines, an insurance company can raise share capital through a public issue after completion of ten years from the date of commencement of operations, having maintained the prescribed regulatory solvency margin for at least the preceding six quarters, and an embedded value of at least twice the paid-up equity capital.

With regard to guidelines pertaining to the general insurance industry, in fiscal 2007, the general insurance industry in India was de-tariffed and insurance premiums were freed from price controls. In March 2011, the Insurance Regulatory and Development Authority decided that all general insurance companies were required to provide for losses on the third party motor pool at a provisional rate of 153% over fiscal 2008 to fiscal 2011 compared to the earlier loss rate of 122%-127%. Further, based on the results of an evaluation instituted to determine the loss rates of the third party motor pool released on January 3, 2012, the loss rates were further revised upwards to 159% for fiscal 2008, 188% for fiscal 2009, 200% for fiscal 2010 and 213% for fiscal 2011. This upward revision of the loss rates for the previous years impacted the profitability of the general insurance companies for fiscal 2012. Further, pursuant to the decision to dismantle the third party motor pool by the Insurance Regulatory and Development Authority, effective April 1, 2012, the above loss rates were applicable until March 31, 2012 and a Declined Risk Pool has been created in its place. Under this Pool approach, insurers will cede only those policies to the pool that they would not consider underwriting themselves. Insurers have been mandated to underwrite motor pool policies to the extent of the sum of 50% of their share in total gross premium and 50% share in total motor premium. Any shortfall against this requirement will be allocated to the insurers from the Declined Risk Pool. Additionally, as against the earlier approach of ceding all third party premiums including those related to comprehensive policies, under the Declined Risk Pool framework, only specific third party insurance premiums will be pooled. Accordingly, under this approach, the size of the pool is expected to decline substantially and the allocation of losses to individual insurers will be based on their ability to meet the mandated targets. Further, the Insurance Regulatory and Development Authority relaxed the solvency requirement for insurers to 1.3 at March 2012, 1.4 at March 2013, 1.5 at March 2014 and at all times thereafter. See also “Risk Factors—Risks Relating to Our Business—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

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

In the Union Budget for fiscal 2014 announced on February 28, 2013, it was proposed that mutual fund distributors would be allowed to become members in the mutual fund segment of stock exchanges to improve their reach and distribution.

Regulations Governing International Operations

Our international operations are governed by regulations in the countries in which we have a presence.

Overseas Banking Subsidiaries

Our wholly owned subsidiary in the United Kingdom, ICICI Bank UK PLC, is authorized and regulated by the Financial Services Authority, which granted its application for authorization under Part IV of the Financial Services and Markets Act, 2000. The UK subsidiary has established a branch in Antwerp, Belgium under the European Union Passporting arrangements and also opened a branch in Frankfurt, Germany. The UK subsidiary adopted the Basel II capital framework effective January 1, 2008.

Our wholly owned subsidiary in Canada, ICICI Bank Canada (a Schedule II Bank in Canada), is regulated by the Office of the Superintendent of Financial Institutions, which provided it with an order to commence and carry on business on November 25, 2003. ICICI Bank Canada’s wholly owned subsidiary, ICICI Wealth Management Inc., is regulated by Ontario Securities Commission, which licensed it as a Limited Market Dealer, on March 2, 2007. As required by the Office of the Superintendent of Financial Institutions, the Canadian subsidiary adopted the Basel II capital framework effective January 1, 2008.

Our wholly owned subsidiary in Russia, ICICI Bank Eurasia Limited Liability Company, is regulated by the Central Bank of the Russian Federation. The capital requirements prescribed by the Central Bank of Russia, which are based on Basel I, are applicable for ICICI Bank Eurasia Limited Liability Company.

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

Our Singapore branch is currently engaged in corporate and institutional banking, private banking and treasury-related activities. In April 2010, the Monetary Authority of Singapore granted the Singapore branch Qualified Full Banking privileges which entitled us to take retail deposits. In Bahrain, we have an offshore branch, regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions within Bahrain, individuals or institutions outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. Our branch in Hong Kong is regulated by the Hong Kong Monetary Authority and is permitted to undertake banking business with certain restrictions. Our branch in Sri Lanka is regulated by the Central Bank of Sri Lanka. Our branch in the Dubai International Financial Centre is regulated by the Dubai Financial Services Authority and is licensed to engage in corporate and commercial banking operations in or from the DIFC. The Qatar Financial Centre Regulatory Authority regulates our branch in Qatar. Our branch in New York is regulated by the Federal Reserve Board and the Office of the Comptroller of the Currency. In addition, we also have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai.

Representative Offices

Our representative offices in United Arab Emirates, China, South Africa, Bangladesh, Malaysia, Thailand and Indonesia are regulated by the respective regulatory authorities.

EXCHANGE CONTROLS

Restrictions on Conversion of Rupees

There are restrictions on the conversion of rupees into dollars. Before February 29, 1992, the Reserve Bank of India determined the official value of the rupee in relation to a weighted basket of currencies of India’s major trading partners. In the February 1992 budget, a new dual exchange rate mechanism was introduced by allowing conversion of 60% of the foreign exchange received on trade or current account at a market-determined rate and the remaining 40% at the official rate. All importers were, however, required to buy foreign exchange at the market rate except for certain specified priority imports. In March 1993, the exchange rate was unified and allowed to float. In February 1994 and again in August 1994, the Reserve Bank of India announced relaxations in payment restrictions in the case of a number of transactions. Since August 1994, the government of India has substantially complied with its obligations owed to the International Monetary Fund, under which India is committed to refrain from using exchange restrictions on current international transactions as an instrument in managing the balance of payments. Effective July 1995, the process of current account convertibility was advanced by relaxing restrictions on foreign exchange for various purposes, such as foreign travel and medical treatment.

The Foreign Exchange Management Act, 1999 regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India. The Foreign Exchange Management Act, 1999 has substantially eased the restrictions on current account transactions (with a few exceptions). However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies. The Reserve Bank of India has also permitted authorized dealers to freely allow remittances by individuals up to US$ 200,000 subject to certain restrictions per financial year for any permissible current or capital account transactions or a combination of both, under the Liberalized Remittance Scheme.

Restrictions on Sale of the Equity Shares underlying ADSs and Repatriation of Sale Proceeds

ADSs issued by Indian companies to non-residents have free transferability outside India. Under current Indian regulations and practice, approval of the Reserve Bank of India is not required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India if the sale has been executed on a recognized stock exchange in India through a registered broker at the prevailing market price, subject to the relevant sectoral cap as prescribed by the Reserve Bank of India from time to time. Approval of the Reserve Bank of India is not required for a sale of shares of a company other than a company in the financial services sector (banks, non-bank finance companies and insurance companies) and certain other specified sectors, even if the transfer is other than on a recognized stock exchange in India or through a registered broker, as long as conditions prescribed in the Reserve Bank of India guidelines are complied with. The same applies to a renunciation of rights to a resident of India. Foreign institutional investors registered with the Securities and Exchange Board of India are eligible to purchase shares of an Indian company under the Portfolio Investment Scheme. However, such investment is subject to certain limits as prescribed by the Reserve Bank of India for investment through the Portfolio Investment Scheme from time to time. Approval of the Reserve Bank of India is not required for a sale of shares by an foreign institutional investor to any person resident outside India under the Portfolio Investment Scheme prescribed by the Reserve Bank of India provided the sale is made on a recognized stock exchange and through a stock broker registered with the stock exchange or a merchant banker registered with Securities and Exchange Board of India.

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

After the announcement of India’s budget for fiscal 2002, the Reserve Bank of India issued certain notifications for the liberalization of the capital account. Pursuant to the notifications, in contrast to prior regulations, limited two-way fungibility in ADS/GDR issues of Indian companies was introduced, subject to sectoral caps, wherever applicable. On April 1, 2013, a new edition of Consolidated Foreign Direct Investment Policy came into effect, to further liberalize capital account transactions.

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

Under the foreign investment rules, the following are the restrictions on foreign ownership applicable to us:

•
Foreign investors may own up to 74.0% (including by foreign institutional investors) of our equity share capital subject to conformity with guidelines issued by the Reserve Bank of India from time to time. The limit under the automatic route is 49.0% and does not require specific approval of the Foreign Investment Promotion Board. The limit under the approval route is beyond 49.0% and up to 74%. It includes investments by way of foreign direct investment, ADSs, Global Depositary Receipts and investment under the Portfolio Investment Scheme by foreign institutional investors and also non-resident Indians, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At all times, at least 26.0% of the paid-up equity capital would have to be held by residents, except in regard to a wholly owned subsidiary of a foreign bank. The Reserve Bank of India released its roadmap for foreign banks in India. The roadmap was divided into two phases. During the first phase, between March 2005 and March 2009, foreign banks were allowed to acquire a controlling stake in a phased manner only in private sector banks that are identified by the Reserve Bank of India for restructuring. The second phase was scheduled to commence in April 2009 after a review of the experience gained and after due consultation with all the stakeholders in the banking sector. For new and existing foreign banks, it was proposed to go beyond the existing commitment to the World Trade Organization of allowing an increase of 12 branches per year. A more liberal policy was to be followed for under-banked areas. However, in April 2009, in view of the deterioration in the global financial markets, the Reserve Bank of India decided to put on hold the second phase until greater clarity emerged on recovery as well as the reformed global regulatory and supervisory architecture. In January 2011, the Reserve Bank of India released a discussion paper on the Presence of Foreign Banks in India. It is expected that comprehensive guidelines on the mode of presence of foreign banks in India will be issued after consideration of comments on the discussion paper.

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

•
The Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of equity shares of a private sector bank, if such acquisition results in any person owning or controlling 5.0% or more of the paid -up capital of the bank, are also applicable to non-resident investors investing in our shares. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see “Supervision and Regulation—Ownership Restrictions”.

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

We obtained the approval of the Foreign Investment Promotion Board for our ADS offering in March 2000 and our sponsored ADS offering in March 2005, which were foreign direct investments. The investments through the portfolio investment scheme in the secondary market in India by foreign institutional investors, non-resident Indians and overseas corporate bodies and investments through the foreign direct investment scheme are distinct schemes that are available concurrently. As of June 30, 2013, foreign investors owned approximately 68.7% of our equity in total, of which 29.2% was through the ADS program.

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

You will be required to make a public offer to the remaining shareholders to purchase the equity shares held by them if you withdraw your equity shares from the ADS program and your direct or indirect holding in us exceeds 15.0% of our total equity under the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, as amended from time to time. Such a public offer would have to be made in compliance with the provisions of the aforesaid regulations of the Securities and Exchange Board of India. You will also require the acknowledgement of the Reserve Bank of India for the acquisition or transfer of our shares, which will take your aggregate holding (direct and indirect, beneficial or otherwise) as an individual or a group to the equivalent of 5.0% or more of our total paid-up capital. The Reserve Bank of India, while granting acknowledgement, may take into account all matters that it considers relevant to the application, including ensuring that shareholders whose aggregate holdings are above specified thresholds meet fitness and propriety tests. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see “Supervision and Regulation—Ownership Restrictions”.

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

DIVIDENDS

Under Indian law, a company pays dividends upon a recommendation by its board of directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months of the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the board of directors. Dividends may be paid out of the company’s profits for the fiscal year for which the dividend is declared or out of undistributed profits of prior fiscal years. Dividends can also be paid by a company in the interim period, termed “interim dividend” which does not require the approval of the shareholders unless it is combined with the final dividend being recommended by the board of directors. The Reserve Bank of India has stipulated that banks may declare and pay dividend out of the profits from the relevant accounting period, without prior approval of the Reserve Bank of India if they satisfy the minimum prudential requirements and subject to the prudential cap on dividend payout ratio prescribed in the guidelines issued in this regard by the Reserve Bank of India. See also “Supervision and Regulation—Restrictions on Payment of Dividends”.

Pursuant to circular number NSDL/SG/005/2000 issued by National Securities Depository Limited in February 2000, equity shares issued by us are pari passu in all respects including dividend entitlement.

ICICI Bank has paid dividends consistently every year from fiscal 1996, the second year of our operations. For fiscal 2009, we paid a dividend, excluding dividend tax, of Rs. 11.00 per equity share aggregating to Rs. 12.3 billion in July 2009. For fiscal 2010, we paid a dividend, excluding dividend tax, of Rs. 12.00 per equity share aggregating to Rs. 13.4 billion in June 2010. For fiscal 2011, we paid a dividend, excluding dividend tax, of Rs. 14.00 per equity share aggregating to Rs. 16.1 billion in June 2011. For fiscal 2012, we paid a dividend, excluding dividend tax, of Rs. 16.50 per equity share aggregating to Rs. 19.0 billion in June 2012. For fiscal 2013, we paid a dividend, excluding dividend tax, of Rs. 20.00 per equity share aggregating to Rs. 23.1 billion in June 2013.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
		(Rs. in billions)
Dividend paid during the fiscal year
2009	11.00	12.2
2010	11.00	12.3
2011	12.00	13.4
2012	14.00	16.1
2013	16.50	19.0

Dividend income is tax-exempt in the hands of shareholders. However, for fiscal 2013, we were required to pay a tax at the rate of 16.9950% (including surcharge and cess) on distributed profits.

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

TAXATION

Indian Tax

The following discussion of material Indian tax consequences to investors in ADSs and equity shares who are not resident in India, regardless of whether such investors are of Indian origin or not (each, a “non-resident investor”), is based on the provisions of the Indian Income-tax Act, 1961 (the “Income-tax Act”), including the special tax regime for ADSs contained in Section 115AC, which has been extended to cover additional ADSs that an investor may acquire in an merger or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences described herein may be amended or modified by future amendments to the Income-tax Act. This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Holders should, therefore, consult their own tax advisers regarding the tax consequences of such acquisition, ownership and sale, including the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the Section 115AC regime.

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

Taxation of Distributions

Dividends paid are not subject to tax in India in the hands of a recipient. However, we are required to pay tax at the rate of 16.995% (including the applicable surcharge and education cess) on the dividends distributed by us. Under Section 115-O(1A) of the Income-tax Act, dividends received by us on which our subsidiaries have paid the dividend distribution tax (the “DDT”) are deducted from the dividends distributed by us for the purpose of determining the DDT payable by us, subject to certain prescribed conditions being fulfilled.

Taxation on Exchange of ADSs

The receipt of equity shares upon the surrender of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of ADSs or Equity Shares

Any transfer of ADSs outside India by a non-resident investor to another non-resident investor will not give rise to Indian capital gains tax in the hands of the transferor.

Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to liability for Indian income tax in the hands of the transferor and tax will be required to be withheld at source. Gains will either be taxable as capital gains or business income, depending upon the nature of holding. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the depositary as specified below), the resulting long-term capital gains will be exempt from tax if the shares are traded on a recognized stock exchange and the securities transaction tax (the “STT”), described below, is paid on such sale. If the equity share has been held for 12 months or less, the resulting short-term capital gains, will be taxable for fiscal 2013 at a tax rate of 15% (plus the applicable education cess and secondary and higher education cess). This rate of tax is applicable provided the gains are treated as capital gains and provided the shares are sold on recognized Indian stock exchanges and are subject to STT. In other cases, the rate of tax applicable under the provisions of the Income-tax Act varies, subject to a maximum rate of 40% (plus the applicable surcharges and education cess and secondary and higher education cess) for fiscal 2013. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.

The above rate may be reduced under the provisions of the double taxation treaty entered into by the government of India with the country of residence of the non-resident investors. The double taxation treaty between the United States and India (the “Treaty”) does not provide U.S. residents with any relief from Indian tax on capital gains. The benefit of a double tax treaty may be available provided that a tax residency certificate, is obtained by the taxpayer from the government of which the investor is a resident.

Further, investors are required to submit a valid Permanent Account Number, issued by the Indian Income Tax authorities, to the person responsible for deducting tax on capital gains or business income, otherwise tax will be deducted at the higher of (a) the rate specified in the relevant provisions of the Finance Act of 2012; (b) the rate or rates in force; or (c) 20%.

A sale of equity shares entered into on a recognized stock exchange in India, whether settled by actual delivery or transfer, will be subject to STT at the rate of 0.001% on the value of the transaction at the time of sale, however purchase of equity share will not be subject to STT.

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

Stamp Duty

Upon the issuance of the equity shares underlying ADSs, we are required to pay a stamp duty of 0.1% of the issue price per share if the aggregate value of shares being issued does not exceed Rs. 1,000,000, and 0.2% of the issue price per share if the aggregate value of shares being issued exceeds Rs. 1,000,000. A transfer of ADSs is not subject to stamp duty under Indian law. Generally, upon the receipt of equity shares in physical form from the depositary in exchange for ADSs representing such equity shares, a non-resident investor is liable for stamp duty under Indian law which would be applicable to re-issuances in physical form. This stamp duty is the same as stamp duty payable on original issuances in physical form. Similarly, an agreement to sell equity shares in physical form by a non-resident investor is also subject to stamp duty at the rate of 0.005% of the market value of the equity shares on the trade date. In addition, a stamp duty of 0.25% of the market value of the equity shares on the trade date is levied upon the transfer certificate. Customarily, such tax is borne by the transferee, that is, the purchaser. However, our equity shares are compulsorily delivered in non-physical form, unless the trade is for 500 shares or less, in which case, the shares may be delivered in physical form. Under stamp laws in India, no stamp duty is payable on the acquisition or transfer of equity shares in non-physical form. Except for the stamp duty payable on a transfer certificate, the rates of stamp duty provided above are the rates that are applicable when the document is stamped in the state of Maharashtra. The transfer certificate is stamped as per the rate prescribed under the Indian Stamp Act, 1899.

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

General Anti Avoidance Rule (GAAR)

The Finance Act of 2012 introduced provisions for General Anti Avoidance of Tax (“GAAR”) which will be effective beginning on April 1, 2016. The specific details of the relevant guidelines are not known yet. The powers to invoke GAAR are bestowed upon the Indian Income Tax Authorities if they allege that the primary motive of a particular transaction or arrangement is to obtain a tax advantage. If GAAR is invoked by tax authorities, then a tax benefit or benefit under the tax treaty may be denied.

Direct Tax Code

The Direct Tax Code Bill (the “Bill”) was tabled in the Parliament in August 2010, and will come into effect on a date to be announced. The following discussion describes salient provisions of the Bill.

Tax Residency in India

Under the Bill, the right to substitute the period of 60 days stay in India with a period of 182 days stay in India in a financial year in the case of an Indian citizen or person of Indian origin who, being resident outside India, comes on a visit to India would be deleted. Accordingly, such person would be treated as resident in India if (a) such person’s stay in India during the fiscal year is 182 days or more or (b) such person’s stay in India is 365 days or more within the four years preceding the fiscal year and is for a period or periods aggregating 60 days or more in the fiscal year.

A foreign company would be treated as tax resident in India if its place of effective management is in India. A company’s place of effective management is where the board of directors makes decisions or executive directors or officers perform functions or make commercial decisions that are routinely approved by the board. A firm or other association of persons is resident in India except where the control and management of its affairs are situated wholly outside India.

Capital Gains Tax

Under the Bill, capital gains tax would be applicable at a maximum marginal rate of 30% pursuant to the First Schedule to the Bill. Further, in the case of capital gains arising from the sale of equity shares or units of an equity-oriented fund that is subject to STT, a 100% deduction would be allowed for assets held for more than one year and a 50% deduction for assets held for one year or less. For equity shares held for more than one year that are not subject to STT, capital gains would be computed after indexation for inflation. The Bill proposes to change the base year for the purposes of the computation of capital gains indexation from 1981 to 2000.

United States Tax

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs or equity shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to hold ADSs or equity shares. This discussion applies only to a U.S. Holder that holds ADSs or equity shares as capital assets for U.S. federal income tax purposes.

This discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances, including alternative minimum tax consequences, tax consequences of the “Medicare contribution tax” on “net investment income” and tax consequences applicable to U.S. Holders subject to special rules, such as:

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

•	persons whose functional currency is not the U.S. dollar;

•	persons who acquired or received ADSs or equity shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons holding ADSs or equity shares in connection with a trade or business conducted outside of the United States;

•	persons who own, directly, indirectly or constructively, 10.0% or more of our voting stock; or

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes.

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

This discussion assumes that we were not for the taxable year ended March 31, 2013, and will not become, a PFIC (as discussed below).

Taxation of Dividends

Distributions you receive on ADSs or equity shares, other than certain pro rata distributions of equity shares or rights to acquire equity shares to all holders of equity shares (including holders of ADSs), will generally constitute foreign-source dividend income for U.S. federal income tax purposes. The amount of the dividend you will be required to include in income will be based on the U.S. dollar value of the rupee, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by you (in the case of equity shares) regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. If you realize gain or loss on a sale or other disposition of rupees, it will constitute U.S. source ordinary income or loss. The amount of the dividend will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, the discussion above regarding concerns expressed by the U.S. Treasury and the PFIC discussion below, if you are a non-corporate U.S. Holder, dividends paid to you may be taxable at the favorable rates applicable to long-term capital gains. If you are a non-corporate U.S. Holder, you should consult your tax adviser to determine whether you are subject to any special rules that limit your ability to be taxed at this favorable rate.

Taxation of Capital Gains

You will recognize gain or loss for U.S. federal income tax purposes on the sale or exchange of ADSs or equity shares. The gain or loss will generally be U.S. source capital gain or loss, which will be long-term capital gain or loss if you have held such ADSs or equity shares for more than one year. You should consult your tax adviser about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Under certain circumstances as described under “Taxation—Indian Tax—Taxation on sale of ADSs or Equity Shares,” you may be subject to Indian tax upon the disposition of equity shares. You should consult your tax adviser with respect to your ability to credit this Indian tax against your U.S. federal income tax liability.

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and capital gains) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by foreign active banks and insurance companies. Based upon certain proposed Treasury regulations, which were proposed to be effective for taxable years beginning after December 31, 1994, we do not believe we were a PFIC for our taxable year that ended March 31, 2013. Because there can be no assurance that the proposed regulations will be finalized in their current form and the manner of the application of the proposed regulations is not entirely clear, and because the composition of our income and assets will vary over time and our PFIC status for any taxable year will depend, in large part, on the extent to which our income and assets will be considered active under the exception for active banks, there can be no assurance that we will not be considered a PFIC for any taxable year.

If we were a PFIC for any taxable year during which you owned ADSs or equity shares, you may be subject to adverse tax consequences. Generally, gain recognized upon a disposition (including, under certain circumstances, a pledge) of ADSs or equity shares by you would be allocated ratably over your holding period for such ADSs or equity shares. The amounts allocated to the taxable year of disposition and to years before we became a PFIC would be taxed as ordinary income. The amount allocated to each other taxable year would be subject to tax at the highest rate in effect for that taxable year for individuals or corporations, as appropriate, and an interest charge would be imposed on the tax attributable to the allocated amounts. Further, to the extent that any distribution received by you on your ADSs or equity shares exceeds 125% of the average of the annual distributions on such ADSs or equity shares received during the preceding three years or your holding period, whichever is shorter, that distribution would be subject to taxation in the same manner as gain, as described above in this paragraph.

If we were a PFIC for any year during which you owned ADSs or equity shares, we generally would continue to be treated as a PFIC with respect to such ADSs or equity shares for all succeeding years during which you held the ADSs or equity shares, even if we ceased to meet the threshold requirements for PFIC status.

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

In addition, if we were a PFIC or, with respect to you, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the favorable dividend rates with respect to dividends paid to certain non-corporate U.S. Holders, described above under “—Taxation of Dividends,” would not apply.

If you own ADSs or equity shares during any year in which we are a PFIC, you may be required to file a report with respect to us, generally with your federal income tax return, containing such information as the U.S. Treasury may require.

You should consult your tax adviser regarding whether we are or were a PFIC and the potential application of the PFIC rules.

Information Reporting and Backup Withholding

Payments of dividends and sales proceeds that are made within the United States or through certain U.S.-related financial intermediaries generally are subject to information reporting and to backup withholding, unless (i) you are an exempt recipient or (ii) in the case of backup withholding, you provide a correct taxpayer identification number and certify that no loss of exemption from backup withholding has occurred. The amount of any backup withholding from a payment to you will be allowed as a credit against your U.S. federal income tax liability and may entitle you to a refund, provided that the required information is timely furnished to the Internal Revenue Service.

PRESENTATION OF FINANCIAL INFORMATION

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities Exchange Commission, we file annual reports on Form 20-F, which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP) or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 have included U.S. GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, from fiscal 2006 onwards we have included in the annual report consolidated financial statements prepared according to Indian GAAP, which varies in certain respects from U.S. GAAP. For a reconciliation of net income and stockholders’ equity to U.S. GAAP, a description of significant differences between Indian GAAP and U.S. GAAP and certain additional information required under U.S. GAAP, see notes 20 and 21 to our consolidated financial statements herein. For selected financial data in accordance with U.S. GAAP see “Selected Consolidated Financial and Operating Data—Selected U.S. GAAP Financial Data”.

The data for fiscal 2009 through fiscal 2013 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies. In the case of foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective subsidiaries are followed.

The consolidated financial statements for fiscal 2009 through fiscal 2010 were audited by B S R & Co. Chartered Accountants, and for fiscal 2011 through fiscal 2013 by S. R. Batliboi & Co. LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2009 through fiscal 2013 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the standards of the United States Public Company Accounting Oversight Board. Our financial statements as per Indian GAAP along with the reconciliation of net profit and stockholders’ equity to U.S. GAAP, including the notes to these financial statements, audited by KPMG are set forth at the end of this annual report.

Under U.S. GAAP, the consolidation of ICICI’s majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, because of substantive participative rights retained by the minority shareholders, is accounted for by the equity method. Under Indian GAAP, these insurance subsidiaries are fully consolidated.

Under Indian GAAP, we have not consolidated certain entities in which investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall” or have been accounted for as equity affiliates in accordance with FASB ASC Subtopic 323-10, “Investments – Equity Method and Joint Ventures”. Under Indian GAAP, through fiscal 2011, 3i Infotech Limited was not consolidated because the investment is intended to be temporary. During fiscal 2012, loans from 3i Infotech Limited were restructured and as per the restructuring scheme a certain portion of the loans provided by ICICI Bank to 3i Infotech Limited was converted to equity shares. Based on the continued intention to reduce the stake below 20% and severe long-term restrictions on 3i Infotech Limited under debt restructuring scheme which impair the ability of 3i Infotech Limited to transfer funds to its investee, the results of 3i Infotech Limited were not consolidated in Indian GAAP.

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2013. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2013 was Rs. 54.52 per US$ 1.00.

ADDITIONAL INFORMATION

Memorandum and Articles of Association

Objects and Purposes

Pursuant to Clause III.A.1 of ICICI Bank’s Memorandum of Association, ICICI Bank’s main objective is to, inter alia, carry on the business of banking in any part of India or outside India.

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

Amendment to Rights of Holders of Equity Shares

Any change to the existing rights of the equity holders can be made only by amending the Articles of Association which would require a special resolution of the shareholders, passed by not less than three times the number of votes cast against the resolution.

Change in Control Provisions

Article 59 of the Articles of Association provides that the Board of Directors may at its discretion decline to register or acknowledge any transfer of shares in respect of shares upon which we have a lien or while any money in respect of the shares desired to be transferred or any of them remain unpaid. Moreover, the Board of Directors may refuse to register the transfer of any shares if the total nominal value of the shares or other securities intended to be transferred by any person would, together with the total nominal value of any shares held in ICICI Bank, exceed 1% of the paid-up equity share capital of ICICI Bank or if the Board of Directors is satisfied that as a result of such transfer, it would result in the change in the Board of Directors or change in the controlling interest of ICICI Bank and that such change would be prejudicial to the interests of ICICI Bank. However, under the Indian Companies Act, the enforceability of such transfer restrictions is unclear.

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

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	ICICI Bank Memorandum of Association, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2008 filed on September 29, 2008).

1.2	ICICI Bank Articles of Association, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for the fiscal year-end 2008 filed on September 29, 2008).

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

2.3	Letter Agreement dated November 4, 2011 amending and supplementing the Deposit Agreement (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2012 filed on July 31, 2012).

2.4	ICICI Bank’s Specimen Certificate for Equity Shares (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).

4.1	ICICI Bank’s Employee Stock Option Plan, as amended.

8.1	List of Subsidiaries (included under “Business—Subsidiaries, Associates and Joint Ventures” herein).

11.1	Code of Business Conduct and Ethics, as amended.

12.1	Certification of the Managing Director and Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of the Executive Director and Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

13	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

Exh-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED

By:	/s/ N. S. Kannan
	Name:	Mr. N. S. Kannan
	Title:	Executive Director and Chief Financial Officer

Place: Mumbai
Date: July 31, 2013

ICICI Bank Limited and subsidiaries Consolidated Financial Statements For the year ended March 31, 2012 and March 31, 2013 together with Auditors’ Report

Report of Independent Registered Public Accounting Firm – Consolidated Financial Statements

The Board of Directors and Stockholders
ICICI Bank Limited

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries (the “Company”) as of March 31, 2013 and 2012, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2013. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2013, in conformity with generally accepted accounting principles in India.

Accounting principles generally accepted in India vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 20 of Schedule 18B to the consolidated financial statements.

As discussed in Note 20(c) to the consolidated financial statements titled ‘Amortization of deferred acquisition cost’, effective April 1, 2010, the Company retrospectively adopted guidance relating to the accounting for costs associated with acquiring and renewing insurance contracts.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 31, 2013 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Mumbai, India
April 26, 2013, except as to additional notes in Schedule 18B
As to which the date is July 31, 2013

Report of Independent Registered Public Accounting Firm – Internal Controls over Financial Reporting

The Board of Directors and Stockholders
ICICI Bank Limited

We have audited ICICI Bank Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting in the accompanying Form 20-F for the year ended March 31, 2013. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2013, based on criteria established in Internal Control – Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2013 and 2012, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2013, and our report dated April 26, 2013, except as to additional notes in Schedule 18B as to which the date is July 31, 2013, expressed an unqualified opinion on those consolidated financial statements.
/s/ KPMG

Mumbai, India
July 31, 2013

ICICI Bank Limited and subsidiaries

Consolidated balance sheet
(Rs. in thousands)

		At
	Schedule	March 31, 2012	March 31, 2013

CAPITAL AND LIABILITIES

Capital	1	11,527,683	11,536,362
Employees stock options outstanding		23,854	44,835
Reserves and surplus	2	601,213,423	676,042,933
Minority interest	2A	14,277,247	17,057,595
Deposits	3	2,819,504,736	3,147,705,357
Borrowings	4	1,612,966,218	1,728,882,194
Liabilities on policies in force		662,294,640	689,105,371
Other liabilities and provisions	5	471,061,155	477,842,496

TOTAL CAPITAL AND LIABILITIES		6,192,868,956	6,748,217,143
ASSETS

Cash and balances with Reserve Bank of India	6	207,281,806	193,062,020
Balances with banks and money at call and short notice	7	204,281,077	300,646,550
Investments	8	2,398,640,912	2,556,666,786
Advances	9	2,921,254,179	3,299,741,265
Fixed assets	10	54,319,822	54,734,587
Other assets	11	407,091,160	343,365,935

TOTAL ASSETS		6,192,868,956	6,748,217,143
Contingent liabilities	12	10,375,591,283	9,139,712,204
Bills for collection		76,129,947	124,534,781
Significant accounting policies and notes to accounts	17 & 18

The schedules referred to above form an integral part of the Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss account
(Rs. in thousands)

		Year ended

	Schedule	March 31, 2011	March 31, 2012	March 31, 2013

I. INCOME
Interest earned	13	300,814,041	379,948,587	448,845,894
Other income	14	315,133,003	286,634,177	293,198,074

TOTAL INCOME		615,947,044	666,582,764	742,043,968

II. EXPENDITURE
Interest expended	15	193,425,685	250,132,455	282,854,093
Operating expenses	16	313,024,545	295,520,458	302,070,495
Provisions and contingencies (refer note 18.7)		46,314,873	41,553,508	55,820,531

TOTAL EXPENDITURE		552,765,103	587,206,421	640,745,119

III. PROFIT/LOSS
Net profit for the year		63,181,941	79,376,343	101,298,849
Less: Minority interest		2,249,269	2,946,988	5,262,724
Net profit after minority interest		60,932,672	76,429,355	96,036,125
Profit/(loss) brought forward		16,886,406	40,077,613	68,048,685

TOTAL PROFIT/(LOSS)		77,819,078	116,506,968	164,084,810

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		12,880,000	16,170,000	20,820,000
Transfer to Reserve Fund		360	10,665	27,775
Transfer to Capital Reserve		832,500	380,000	330,000
Transfer to/(from) Investment Reserve Account		(1,160,000)	--	--
Transfer to Special Reserve		5,720,000	7,020,000	8,041,000
Transfer to Revenue and other reserves		679,371	1,877,920	4,556,213
Dividend (including corporate dividend tax) for the previous year paid during the year		21,658	4,284	2,491
Proposed equity share dividend		16,125,811	19,020,400	23,072,271
Proposed preference share dividend		35	35	35
Corporate dividend tax		2,641,730	3,257,185	3,940,400
Balance carried over to balance sheet		40,077,613	68,766,479	103,294,625

TOTAL		77,819,078	116,506,968	164,084,810

Significant accounting policies and notes to accounts	17 & 18

Earnings per share (Refer Note 18.1)
Basic (Rs.)		53.54	66.33	83.29
Diluted (Rs.)		53.25	66.06	82.84
Face value per share (Rs.)		10.00	10.00	10.00

The schedules referred to above form an integral part of the Profit and Loss Account.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement
(Rs. in thousands)

PARTICULARS		Year ended
		March 31, 2011	March 31, 2012	March 31, 2013

Cash flow from operating activities

Profit before taxes		81,647,759	103,919,499	130,904,932

Adjustments for:
Depreciation and amortization		8,576,451	7,546,097	7,309,535
Net (appreciation)/depreciation on investments		14,541,573	7,773,019	4,964,954
Provision in respect of non-performing assets		20,493,730	10,510,044	15,513,824
Prudential provision on standard assets		61,567	279,057	1,349,872
Provision for contingencies & others		1,881,817	2,100,543	2,370,283
(Profit)/loss on sale of fixed assets		(299,958)	37,180	(339,276)
Employee stock option grants		2,929	93,240	98,647

		126,905,868	132,258,679	162,172,771

Adjustments for:
(Increase)/decrease in investments		(79,202,742)	(126,076,483)	53,888,779
(Increase)/decrease in advances		(261,585,581)	(335,829,069)	(394,857,560)
Increase/(decrease) in deposits		40,049,589	228,444,687	328,200,621
(Increase)/decrease in other assets		25,485,114	(24,703,198)	19,276,308
Increase/(decrease) in other liabilities and provisions		58,657,380	83,850,256	43,960,881

		(216,596,240)	(174,313,807)	50,469,029

Refund/(payment) of direct taxes		(22,046,919)	(26,082,984)	(37,702,018)

Net cash flow from/(used in) operating activities	(A)	(111,737,291)	(68,138,112)	174,939,782

Cash flow from investing activities
Purchase of fixed assets		(8,940,934)	(6,054,398)	(6,249,292)
Proceeds from sale of fixed assets		707,207	180,758	700,038
(Purchase)/sale of held to maturity securities		(52,576,194)	(206,755,330)	(185,928,901)

Net cash used in investing activities	(B)	(60,809,921)	(212,628,970)	(191,478,155)

Cash flow from financing activities
Proceeds from issue of share capital (including ESOPs)		1,426,887	591,128	447,515
Net proceeds/(repayment) of borrowings		96,073,647	312,815,320	114,579,019
Dividend and dividend tax paid		(15,567,579)	(19,013,434)	(22,194,629)

Net cash generated from financing activities	(C)	81,932,955	294,393,014	92,831,905

Effect of exchange fluctuation on translation reserve	(D)	1,253,363	4,084,332	5,852,155

Net cash and cash equivalent taken over from erstwhile The Bank of Rajasthan Limited on amalgamation	(E)	11,772,300	--	--

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement (Continued)
(Rs. in thousands)

PARTICULARS	Year ended
	March 31, 2011	March 31, 2012	March 31, 2013

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D) + (E)	(77,588,594)	17,710,264	82,145,687

Cash and cash equivalents as the beginning of the year	471,441,213	393,852,619	411,562,883
Cash and cash equivalents as at the end of the year	393,852,619	411,562,883	493,708,570

Significant accounting policies and notes to accounts (refer schedule 17 & 18).
Refer item no. 12 in schedule 17 Significant accounting policies.
The schedules referred to above form an integral part of the Balance Sheet.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet

SCHEDULE 1 - CAPITAL
	(Rs. in thousands)
	At
	March 31, 2012	March 31, 2013

Authorized capital
1,275,000,000 equity shares of Rs. 10 each (March 31, 2012: 1,275,000,000 equity shares of Rs. 10 each)	12,750,000	12,750,000
15,000,000 shares of Rs. 100 each (March 31, 2012: 15,000,000 shares of Rs. 100 each)1	1,500,000	1,500,000
350 preference shares of Rs. 10 million each (March 31, 2012: 350 preference shares of Rs. 10 million each)2	3,500,000	3,500,000

Equity share capital Issued, subscribed and paid-up capital
1,152,714,442 equity shares of Rs. 10 each (March 31, 2012: 1,151,772,372 equity shares )	11,517,723	11,527,144
Add: 867,273 equity shares of Rs. 10 each fully paid up (March 31, 2012: 942,070 equity shares) issued pursuant to exercise of employee stock options	9,421	8,673

	11,527,144	11,535,817

Less: Calls unpaid	(231)	(225)
Add: 111,603 equity shares forfeited (March 31, 2012: 111,603 equity shares)	770	770

TOTAL CAPITAL	11,527,683	11,536,362

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS

(Rs. in thousands)
	At
	March 31, 2012	March 31, 2013

I. Statutory reserve
Opening balance	73,746,519	89,916,519
Additions during the year	16,170,000	20,820,000
Deductions during the year	--	--

Closing balance	89,916,519	110,736,519

II. Special reserve
Opening balance	33,551,700	40,571,700
Additions during the year	7,020,000	8,041,000
Deductions during the year	--	--

Closing balance	40,571,700	48,612,700

III. Securities premium
Opening balance	313,321,891	313,975,852
Additions during the year1	653,961	516,502
Deductions during the year	--	--

Closing balance	313,975,852	314,492,354

IV. Investment reserve account
Opening balance	--	--
Additions during the year	--	--
Deductions during the year	--	--

Closing balance	--	--

V. Unrealized investment reserve2
Opening balance	(1,537,717)	85,451
Additions during the year	1,749,967	12,400
Deductions during the year	126,799	61,611

Closing balance	85,451	36,240

VI. Capital reserve
Opening balance	21,707,857	22,087,857
Additions during the year3	380,000	330,000
Deductions during the year	--	--

Closing balance4	22,087,857	22,417,857

VII. Foreign currency translation reserve
Opening balance	6,345,887	10,402,534
Additions during the year	10,995,811	5,852,155
Deductions during the year	6,939,164	--

Closing balance	10,402,534	16,254,689

	At
VIII. Reserve fund	March 31, 2012	March 31, 2013
Opening balance	11,279	21,944
Additions during the year5	10,665	27,775
Deductions during the year	--	--

Closing balance	21,944	49,719

IX. Revenue and other reserves
Opening balance	54,278,794	56,102,881
Additions during the year6	3,331,588	6,166,874
Deductions during the year	1,507,501	2,121,525

Closing balance7,8	56,102,881	60,148,230

X. Balance in profit and loss account	68,766,479	103,294,625
Addition/(deductions) : Adjustments9	(717,794)	--
Balance in profit and loss account	68,048,685	103,294,625

TOTAL RESERVES AND SURPLUS	601,213,423	676,042,933

1.	Includes Rs. 435.1 million (March 31, 2012: Rs. 471.9 million) on exercise of employee stock options.
2.	Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.
3.
Includes appropriations made for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.

4.	Includes capital reserve on consolidation amounting to Rs. 82.2 million (March 31, 2012: Rs. 82.2 million).
5.	Includes appropriations made to Reserve Fund and Investment Fund Account in accordance with regulations applicable to Sri Lanka branch.
6.
At March 31, 2012 includes:
a) Rs. 50.4 million transferred in terms of RBI circular no. DBOD.No.BP.BC.26/21.04.048/2008-09 dated July 30, 2008, on Agricultural Debt Waiver and Debt Relief Scheme, 2008.
b) Outstanding unreconciled credit balance of individual value less than US$ 2,500 or equivalent lying in nostro accounts appropriated in terms of RBI circular no. DBOD.BP.BC.No. 133/21.04.018/2008-09 dated May 11, 2009.

7.	Includes unrealised profit/(loss), net of tax, of Rs. (882.9) million (March 31, 2012: Rs. (2,037.9) million) pertaining to the investments in the available for sale category of ICICI Bank UK PLC.
8.	Includes restricted reserve of Rs. 2,453.0 million (March 31, 2012: Rs. 4,753.8 million) primarily relating to lapsed contracts of the life insurance subsidiary.
9.	Represents the impact on account of transition of the financial statements of ICICI Bank Canada from Canadian GAAP to International Financial Reporting Standards (IFRS).

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2A - MINORITY INTEREST
(Rs. in thousands)
	At
	March 31, 2012	March 31, 2013

Opening minority interest	13,582,218	14,277,247
Subsequent increase/(decrease)	695,029	2,780,348
	__________	__________
CLOSING MINORITY INTEREST	14,277,247	17,057,595

SCHEDULE 3 - DEPOSITS
(Rs. in thousands)
	At
	March 31, 2012	March 31, 2013

A. I. Demand deposits
i) From banks	19,679,064	20,192,733
ii) From others	339,015,263	359,512,610
II. Savings bank deposits	829,071,333	921,659,854
III. Term deposits
i) From banks	98,704,681	117,888,455
ii) From others	1,533,034,395	1,728,451,705

TOTAL DEPOSITS	2,819,504,736	3,147,705,357

B. I. Deposits of branches in India	2,416,126,468	2,743,209,597
II. Deposits of branches/subsidiaries outside India	403,378,268	404,495,760

TOTAL DEPOSITS	2,819,504,736	3,147,705,357

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 4 - BORROWINGS

(Rs. in thousands)

	At
	March 31, 2012	March 31, 2013

I. Borrowings In India
i) Reserve Bank of India	183,985,000	171,688,500
ii) Other banks	45,759,565	55,276,764
iii) Other institutions and agencies
a) Government of India	52,813	--
b) Financial institutions/others	85,884,260	96,037,351
iv) Borrowings in the form of
a) Deposits	5,945,563	3,815,378
b) Commercial paper	13,033,986	6,093,554
c) Bonds and debentures (excluding subordinated debt)	14,030,626	39,645,665
v) Application money-bonds	--	--
vi) Capital instruments
Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier I capital)	13,010,000	13,010,000
Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier II capital)	98,181,421	98,174,210
350 Redeemable Non-Cumulative Preference Shares (RNCPS) (Redeemable Non-Cumulative Preference Shares of Rs. 10 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation redeemable at par on April 20, 2018)	3,500,000	3,500,000
Unsecured redeemable debentures/bonds (subordinated debt included in Tier II capital)	206,416,361	223,261,041

TOTAL BORROWINGS IN INDIA	669,799,595	710,502,463

II. Borrowings outside India
i) Capital instruments
Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier l capital)	17,244,895	18,413,008
Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier II capital)	49,944,301	53,348,947
Unsecured redeemable debentures/bonds (subordinated debt included in Tier II capital)	12,271,840	12,224,275
ii) Bonds and notes	342,264,313	315,107,768
iii) Other borrowings1	521,441,274	619,285,733

TOTAL BORROWINGS OUTSIDE INDIA	943,166,623	1,018,379,731

TOTAL BORROWINGS	1,612,966,218	1,728,882,194

1.	Includes borrowings guaranteed by Government of India for the equivalent of Rs. 15,815.0 million (March 31, 2012: Rs. 16,538.1 million).
2.
Secured borrowings in I and II above amount to Rs.106,283.5 million (March 31, 2012: Rs. 77,175.5 million) except borrowings under Collateralised Borrowing and Lending Obligation, market repurchase transactions with banks and financial institutions and transactions under Liquidity Adjustment Facility with RBI.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS
(Rs. in thousands)
		At
		March 31, 2012	March 31, 2013

I.	Bills payable	37,974,191	43,210,852
II.	Inter-office adjustments (net)	3,076,441	1,347,187
III	Interest accrued	34,553,656	32,556,410
IV	Sundry creditors	111,053,333	164,667,776
V.	Provision for standard assets	17,529,163	19,095,238
VI	Others1,2	266,874,371	216,965,033

	TOTAL OTHER LIABILITIES AND PROVISIONS	471,061,155	477,842,496

1.
Includes:
a) Proposed dividend amounting to Rs. 23,072.3 million (March 31, 2012: Rs. 19,020.4 million).
b) Corporate dividend tax payable amounting to Rs. 3,308.7 million (March 31, 2012: Rs. 2,524.3 million).

2.
The Bank has presented the mark-to-market (MTM) gain or loss on forex and derivative transactions on gross basis. Accordingly, the gross negative MTM of the Bank amounting to Rs. 108,263.2 million has been included in Other liabilities. Consequent to the change, Other liabilities have increased by Rs. 150,954.8 million at March 31, 2012.

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA
(Rs. in thousands)
	At
	March 31, 2012	March 31, 2013
I. Cash in hand (including foreign currency notes)	49,362,026	49,292,687
II. Balances with Reserve Bank of India in current accounts	157,919,780	143,769,333

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	207,281,806	193,062,020

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE
(Rs. in thousands)
	At
	March 31, 2012	March 31, 2013
I. In India
i) Balances with banks
a) in current accounts	3,901,946	4,294,956
b) in other deposit accounts	56,200,514	63,975,193
ii) Money at call and short notice
a) with banks	5,087,500	53,000,000
b) with other institutions	7,231,647	1,944,203

TOTAL	72,421,607	123,214,352

II. Outside India
i) in current accounts	25,520,589	55,358,220
ii) in other deposit accounts	35,288,381	87,295,053
iii) Money at call and short notice	71,050,500	34,778,925

TOTAL	131,859,470	177,432,198

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	204,281,077	300,646,550

SCHEDULE 8 - INVESTMENTS

(Rs. in thousands)
	At
	March 31, 2012	March 31, 2013

I. Investments in India (net of provisions)
i) Government securities	993,524,949	1,097,604,436
ii) Other approved securities	4,250	--
iii) Shares (includes equity and preference shares)1	41,536,762	51,197,259
iv) Debentures and bonds	254,442,730	264,433,133
v) Assets held to cover linked liabilities of life insurance business	578,173,746	575,208,274
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits, Rural Infrastructure Development Fund deposits and other related investment)	410,125,260	472,423,718

TOTAL INVESTMENTS IN INDIA	2,277,807,697	2,460,866,820

II. Investments outside India (net of provisions)
i) Government securities	67,140,077	48,086,185
ii) Others (equity shares, bonds and certificate of deposits)	53,693,138	47,713,781

TOTAL INVESTMENTS OUTSIDE INDIA	120,833,215	95,799,966

TOTAL INVESTMENTS	2,398,640,912	2,556,666,786

III. Investments in India
Gross value of investments2	2,305,164,599	2,485,525,836
Less: Aggregate of provision/depreciation/(appreciation)	27,356,902	24,659,016

Net investments	2,277,807,697	2,460,866,820

IV. Investments outside India
Gross value of investments	123,846,674	95,528,312
Less: Aggregate of provision/depreciation/(appreciation)	3,013,459	(271,654)

Net investments	120,833,215	95,799,966

TOTAL INVESTMENTS	2,398,640,912	2,556,666,786

1.	Includes acquisition cost of investment in associates amounting to Rs 1,443.5 million (March 31, 2012: Rs. 494.9 million).
2.	Includes appreciation amounting to Rs. 39,321.6 million (appreciation at March 31, 2012: Rs. 27,322.5 million) on investments held to cover linked liabilities of life insurance business.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 9 - ADVANCES (net of provisions)
(Rs. in thousands)
	At
	March 31, 2012	March 31, 2013

A. i) Bills purchased and discounted	59,774,883	69,689,970
ii) Cash credits, overdrafts and loans repayable on demand	339,590,153	455,660,112
iii) Term loans	2,521,889,143	2,774,391,183

TOTAL ADVANCES	2,921,254,179	3,299,741,265

B. i) Secured by tangible assets (includes advances against book debts)	2,426,141,317	2,777,704,336
ii) Covered by bank/government guarantees	13,869,020	22,221,201
iii) Unsecured	481,243,842	499,815,728

TOTAL ADVANCES	2,921,254,179	3,299,741,265

C. I. Advances in India
i) Priority sector	592,856,433	593,479,333
ii) Public sector	11,968,345	13,438,496
iii) Banks	154,618	187,857
iv) Others	1,290,662,186	1,613,882,876

TOTAL ADVANCES IN INDIA	1,895,641,582	2,220,988,562

II. Advances outside India
i) Due from banks	27,655,594	17,492,429
ii) Due from others
a) Bills purchased and discounted	6,357,136	21,068,811
b) Syndicated and term loans	845,174,352	885,757,203
c) Others	146,425,515	154,434,260

TOTAL ADVANCES OUTSIDE INDIA	1,025,612,597	1,078,752,703

TOTAL ADVANCES	2,921,254,179	3,299,741,265

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 10 - FIXED ASSETS
(Rs. in thousands)
	At
	March 31, 2012	March 31, 2013

I. Premises
At cost at March 31 of preceding year	45,902,791	46,967,168
Additions during the year	1,656,184	1,710,528
Deductions during the year	(591,807)	(1,497,657)
Depreciation to date1	(9,383,551)	(9,896,489)

Net block	37,583,617	37,283,550

II. Other fixed assets (including furniture and fixtures)
At cost at March 31 of preceding year	41,441,024	45,135,661
Additions during the year	4,441,598	5,449,314
Deductions during the year	(746,961)	(2,933,551)
Depreciation to date2	(30,793,785)	(32,548,701)

Net block	14,341,876	15,102,723

III. Assets given on Lease
At cost at March 31 of preceding year	17,510,087	17,509,544
Additions during the year	--	--
Deductions during the year	(543)	--
Depreciation to date, accumulated lease adjustment and provisions3	(15,115,215)	(15,161,230)

Net block	2,394,329	2,348,314

TOTAL FIXED ASSETS	54,319,822	54,734,587

1.	Includes depreciation charge amounting to Rs. 1,638.8 million for FY2013 (FY2012: Rs. 1,863.0 million).
2.	Includes depreciation charge amounting to Rs. 4,590.9 million for FY2013 (FY2012: Rs. 4,550.2 million).
3.	Includes depreciation charge/lease adjustment amounting to Rs. 328.2 million for FY2013 (FY2012: Rs. 422.6 million).

SCHEDULE 11 – OTHER ASSETS

(Rs. in thousands)
	At
	March 31, 2012	March 31, 2013

I. Inter-office adjustments (net debit)	--	--
II. Interest accrued	53,644,915	55,093,457
III. Tax paid in advance/tax deducted at source (net)	38,176,875	41,873,082
IV. Stationery and stamps	10,308	10,045
V. Non-banking assets acquired in satisfaction of claims1	600,575	576,833
VI. Advance for capital assets	1,494,098	1,358,102
VII. Deposits	12,144,123	12,256,273
VIII. Deferred tax asset (net)	28,033,693	26,805,959
IX. Others2,3	272,986,573	205,392,184

TOTAL OTHER ASSETS	407,091,160	343,365,935

1.	Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.
2.	Includes goodwill on consolidation amounting to Rs. 1,432.3 million (March 31, 2012: Rs. 1,432.3 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

3.
The Bank has presented the mark-to-market (MTM) gain or loss on forex and derivative transactions on gross basis. Accordingly, the gross positive MTM of the Bank amounting to Rs. 113,239.6 million has been included in Other assets. Consequent to the change, Other assets have increased by Rs. 150,954.8 million at March 31, 2012.

SCHEDULE 12 - CONTINGENT LIABILITIES
(Rs. in thousands)
	At
	March 31, 2012	March 31, 2013

I. Claims against the Group not acknowledged as debts	34,360,751	53,721,418
II. Liability for partly paid investments	128,050	128,050
III. Liability on account of outstanding forward exchange contracts1	3,672,103,795	2,984,263,552
IV. Guarantees given on behalf of constituents
a) In India	721,472,153	718,450,966
b) Outside India	243,307,639	235,173,947
V. Acceptances, endorsements and other obligations	569,297,814	623,110,066
VI. Currency swaps1	629,205,403	563,086,874
VII. Interest rate swaps, currency options and interest rate futures1	4,441,277,345	3,924,345,424
VIII. Other items for which the Group is contingently liable	64,438,333	37,431,907

TOTAL CONTINGENT LIABILITES	10,375,591,283	9,139,712,204

1.	Represents notional amount.

SCHEDULE 13 - INTEREST EARNED
(Rs. in thousands)
	Year ended
	March 31, 2011	March 31, 2012	March 31, 2013
I. Interest/discount on advances/bills	190,975,431	246,201,222	295,624,597
II. Income on investments	91,806,801	113,762,938	133,188,599
III. Interest on balances with Reserve Bank of India and other inter-bank funds	4,693,218	7,005,946	7,566,271
IV. Others 1,2	13,338,591	12,978,481	12,466,427

TOTAL INTEREST EARNED	300,814,041	379,948,587	448,845,894

1.	Includes interest on income tax refunds amounting to Rs. 2,704.0 million (March 31, 2012: Rs. 846.4 million, March 31, 2011: Rs. 1,694.7 million).
2.	Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 14 - OTHER INCOME
(Rs. in thousands)
	Year ended

	March 31, 2011	March 31, 2012	March 31, 2013

I. Commission, exchange and brokerage	65,977,918	63,154,629	62,767,457
II. Profit/(loss) on sale of investments (net)	6,215,295	6,510,262	10,291,501
III. Profit/(loss) on revaluation of investments (net)	(4,528,802)	(3,776,816)	(1,148,007)
IV. Profit/(loss) on sale of land, buildings and other assets (net)1	299,958	(37,180)	339,276
V. Profit/(loss) on exchange transactions (net)	10,121,840	14,174,661	14,850,316
VI. Premium and other operating income from insurance business	236,030,257	204,877,907	203,944,026
VII. Miscellaneous income (including lease income)2	1,016,537	1,730,714	2,153,505

TOTAL OTHER INCOME	315,133,003	286,634,177	293,198,074

1.	Includes profit/(loss) on sale of assets given on lease.
2.	Includes share of profit/(loss) from associates.

SCHEDULE 15 - INTEREST EXPENDED
(Rs. in thousands)
	Year ended

	March 31, 2011	March 31, 2012	March 31, 2013

I. Interest on deposits	113,151,705	152,730,907	175,836,375
II. Interest on Reserve Bank of India/inter-bank borrowings	16,826,306	19,575,112	23,598,608
III. Others (including interest on borrowings of erstwhile ICICI Limited)	63,447,674	77,826,436	83,419,110

TOTAL INTEREST EXPENDED	193,425,685	250,132,455	282,854,093

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 16 - OPERATING EXPENSES
(Rs. in thousands)
	Year ended

	March 31, 2011	March 31, 2012	March 31, 2013

I. Payments to and provisions for employees	43,925,959	51,012,713	56,290,867
II. Rent, taxes and lighting	9,723,158	9,413,874	9,975,234
III. Printing and stationery	1,491,506	1,407,335	1,505,995
IV. Advertisement and publicity	3,874,585	4,264,149	5,544,774
V. Depreciation	6,607,680	6,291,795	5,926,565
VI. Depreciation (including lease equalization) on leased assets	789,135	422,579	328,220
VII. Directors' fees, allowances and expenses	33,590	36,126	41,630
VIII. Auditors' fees and expenses	160,924	159,975	167,191
IX. Law charges	810,340	842,420	1,222,079
X. Postages, telegrams, telephones, etc	3,007,539	2,881,332	3,211,547
XI. Repairs and maintenance	6,677,282	6,705,334	7,756,885
XII. Insurance	1,994,829	2,131,595	2,080,482
XIII. Direct marketing agency expenses	2,578,556	2,573,896	3,992,592
XIV. Claims and benefits paid pertaining to insurance business	28,158,043	39,449,052	43,170,439
XV. Other expenses pertaining to insurance business	180,870,784	139,805,254	130,346,902
XVI. Other expenditure	22,320,635	28,123,029	30,509,093

TOTAL OPERATING EXPENSES	313,024,545	295,520,458	302,070,495

ICICI Bank Limited and subsidiaries
Schedules forming part of the Consolidated Accounts

SCHEDULE 17

Significant accounting policies

Overview

ICICI Bank Limited, together with its subsidiaries, joint ventures and associates (collectively, the Group), is a diversified financial services group providing a wide range of banking and financial services including commercial banking, retail banking, project and corporate finance, working capital finance, insurance, venture capital and private equity, investment banking, broking and treasury products and services.

ICICI Bank Limited (the Bank), incorporated in Vadodara, India is a publicly held banking company governed by the Banking Regulation Act, 1949.

Principles of consolidation

The consolidated financial statements include the financials of ICICI Bank, its subsidiaries, associates and joint ventures.

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, over the composition of board of directors/governing body, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21. Investments in entities where the Bank, has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity. All significant inter-company accounts and transactions are eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority (IRDA), National Housing Bank (NHB), the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India (ICAI) and notified under the Companies (Accounting Standards) Rules, 2006 from time to time, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed in the respective accounting policy.

The preparation of consolidated financial statements requires the management to make estimates and assumptions that are considered in the reported amounts of assets and liabilities (including contingent liabilities) as of the date of the consolidated financial statements and the reported income and expenses during the reporting period. Management believes that the estimates used in the preparation of the consolidated financial statements are prudent and reasonable. Future results could differ from these estimates.

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Bank Eurasia Limited Liability Company	Russia	Subsidiary	Banking	100.00%
4.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	100.00%
5.	ICICI Securities Holdings Inc.	USA	Subsidiary	Holding company	100.00%
6.	ICICI Securities Inc.	USA	Subsidiary	Securities broking	100.00%
7.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
8.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
9.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
10.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
11.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
12.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
13.	ICICI Prudential Pension Funds Management Company Limited1	India	Subsidiary	Pension fund management	100.00%
14.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	73.85%
15.	ICICI Lombard General Insurance Company Limited	India	Subsidiary	General insurance	73.37%
16.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management company	51.00%
17.	ICICI Prudential Trust Limited	India	Subsidiary	Trustee company	50.80%
18.	ICICI Eco-net Internet and Technology Fund	India	Consolidated as per AS 21	Venture capital fund	92.12%
19.	ICICI Equity Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
20.	ICICI Emerging Sectors Fund	India	Consolidated as per AS 21	Venture capital fund	99.31%
21.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
22.	ICICI Kinfra Limited	India	Consolidated as per AS 21	Infrastructure development consultancy	76.00%
23.	ICICI Venture Value Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	54.35%

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
24.	I-Ven Biotech Limited	India	Consolidated as per AS 21	Investment in research and development of biotechnology	100.00%
25.	TCW/ICICI Investment Partners Limited2	Mauritius	Jointly controlled entity	Asset management	50.00%
26.	Rainbow Fund3	India	Associate	Unregistered venture capital fund	23.98%
27.	FINO PayTech Limited (Formerly known as Financial Inclusion Network & Operations Limited)3	India	Associate	Support services for financial inclusion	27.25%
28.	I-Process Services (India) Private Limited3	India	Associate	Services related to back end operations	19.00%
29.	NIIT Institute of Finance Banking and Insurance Training Limited3	India	Associate	Education and training in banking and finance	18.79%
30.	ICICI Merchant Services Private Limited3	India	Associate	Merchant servicing	19.00%
31.	Mewar Aanchalik Gramin Bank3	India	Associate	Banking	35.00%
32.	India Infradebt Limited3	India	Associate	Infrastructure finance	31.00%

1.	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.
2.
The entity has been consolidated as per the proportionate consolidation method as prescribed by AS 27 on ‘Financial Reporting of Interests in Joint Ventures’. The entity is in the process of liquidation.

3.	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

The financial statements of Comm Trade Services Limited have not been consolidated under AS 21, since the investment is temporary in nature. Investment in 3i Infotech Limited (3i Infotech) in which the Group holds 26.74% equity shares has not been accounted as per equity method under AS 23 at March 31, 2013 based on the severe long-term restrictions on 3i Infotech under restructuring arrangement that impair the ability of 3i Infotech to transfer funds to its investors and the Group’s intention to reduce the stake in 3i Infotech below 20.0% in the near future.

SIGNIFICANT ACCOUNTING POLICIES

1.	Transactions involving foreign exchange

The consolidated financial statements of the Group are reported in Indian rupees, the national currency of India. Foreign currency income and expenditure items are translated as follows:

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

•
Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB.

•
Income from leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Finance leases entered into prior to April 1, 2001 have been accounted for as per the Guidance Note on Accounting for Leases issued by ICAI. The finance leases entered post April 1, 2001 have been accounted for as per Accounting Standard 19 on ‘leases’ issued by ICAI.

•	Income on discounted instruments is recognised over the tenure of the instrument on a constant yield basis.

•	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

•	Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

•	Project appraisal/structuring fee is accounted for on the completion of the agreed service.

•	Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.

•	Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.

•	All other fees are accounted for as and when they become due.

•
The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sale to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

•
Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

•
Life insurance premium is recognised as income when due. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums are considered as single premium. For linked business, premium is recognised when the associated units are created. Income from linked funds, which includes fund management charges, policy administration charges, mortality charges etc. are recovered from the linked fund in accordance with the terms and conditions of the policy and are recognised when due.

•
In the case of general insurance business, premium is recorded for the policy period at the commencement of risk and for instalment cases, it is recorded on instalment due dates. Premium earned is recognised as income over the period of the risk or the contract period based on 1/365 method, whichever is appropriate, on a gross basis, net of service tax. Any subsequent revision to premium is recognised over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Commission on re-insurance ceded is recognised as income in the period of ceding the risk. Profit commission under re-insurance treaties, wherever applicable, is recognised as income in the period of final determination of profits and combined with commission on reinsurance ceded.

•
In the case of general insurance business, insurance premium on ceding of the risk is recognised in the period in which the risk commences. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to re-insurance premium arising on cancellation of policies is recognised in the period in which they are cancelled. In case of life insurance business, cost of re-insurance ceded is accounted for at the time of recognition of premium income in accordance with the treaty or in-principle arrangement with the reinsurer. Profit commission on re-insurance ceded is netted off against premium ceded on re-insurance.

•
In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses and maintenance costs exceed the reserve for unexpired risks and is computed at a business segment level.

3.	Stock based compensation

The following entities within the group have granted stock options to their employees:

•	ICICI Bank Limited
•	ICICI Prudential Life Insurance Company Limited
•	ICICI Lombard General Insurance Company Limited

The Employees Stock Option Scheme (the Scheme) provides for grant of option on equity shares of the Bank to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to subscribe to equity shares of the Bank that vest in a graded manner. The options may be exercised within a specified period. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company have also formulated similar stock option schemes for their employees for grant of equity shares of their respective companies.

The Group follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered. In the case of ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the fair value of the shares is determined based on an external valuation report. The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada account for the cost of the options granted to employees by ICICI Bank using the fair value method based on binomial tree model.

4.	Income taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Group. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income, respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year.

Deferred tax assets and liabilities are recognised by considering the impact of timing differences between taxable income and accounting income for the current year, and carry forward losses. Deferred tax assets and liabilities are measured using tax rates and tax laws that have been enacted or substantively enacted at the balance sheet date. The impact of changes in the deferred tax assets and liabilities is recognised in the profit and loss account.

Deferred tax assets are recognised and re-assessed at each reporting date, based upon the management’s judgement as to whether their realisation is considered as reasonably certain. However, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets.

In the consolidated financial statements, deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

5.	Claims and benefits paid

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognised on the date of intimation based on estimates from surveyors/insured in the respective revenue account. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realisation. Estimated liability for outstanding claim is determined by the entity on the basis of ultimate amounts likely to be paid on each claim based on the past experience. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims IBNER. Estimated liability for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the appointed actuary of the entity.

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

The interest rates used for valuing the liabilities are in the range of 4.43% to 6.26% per annum (previous year – 4.93% to 6.02% per annum).

Mortality rates used are based on the published IALM (94 – 96) Ultimate Mortality Table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements. Per policy renewal expenses for regular premium policies are assumed to inflate at 5.41% (previous year – 5.20%).

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

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Actuarial valuation of the gratuity liability is determined by an appointed actuary. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation fund

The Bank contributes 15.0% of the total annual basic salary of certain employees to a superannuation fund for its employees. The Bank also gives an option to its employees, allowing them to receive the amount contributed by it along with their monthly salary during their employment.

The amount so contributed/paid by the Bank to the superannuation fund or to employee during the year is recognised in the profit and loss account.

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

Actuarial valuation of the pension liability is determined by an actuary appointed by the Bank. Actuarial valuation of pension liability is calculated based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Employees covered by the pension plan are not eligible for employer’s contribution under the provident fund plan.

Provident fund

The Group is statutorily required to maintain a provident fund as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Group contributes an equal amount. The funds are invested according to the rules prescribed by the Government of India.

Actuarial valuation for the interest rate guarantee on the provident fund balances is determined by an actuary.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Leave encashment

The Group provides for leave encashment benefit, which is a long-term benefit scheme, based on actuarial valuation conducted by an independent actuary.

11.	Provisions, contingent liabilities and contingent assets

The Group estimates the probability of any loss that might be incurred on outcome of contingencies on the basis of information available upto the date on which the consolidated financial statements are prepared. A provision is recognised when an enterprise has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. Provisions are determined based on management estimates of amounts required to settle the obligation at the balance sheet date, supplemented by experience of similar transactions. These are reviewed at each balance sheet date and adjusted to reflect the current management estimates. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made in the consolidated financial statements. In case of remote possibility, neither provision nor disclosure is made in the consolidated financial statements. The Group does not account for or disclose contingent assets, if any.

12.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

13.	Investments

i)	Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

All investments are classified into ‘Held to Maturity’, ‘Available for Sale’ and ‘Held for Trading’. Reclassifications, if any, in any category are accounted for as per the RBI guidelines.  Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others.

a)
‘Held to Maturity’ securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

b)
‘Available for Sale’ and ‘Held for Trading’ securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as ‘Available for Sale’, is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the trades/quotes on the recognised stock exchanges, subsidiary general ledger account transactions, price list of RBI or prices declared by Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association (FIMMDA), periodically.

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

Securities are valued scrip-wise and depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for. Non-performing investments are identified based on the RBI guidelines.

c)
Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method.

d)
Profit/loss on sale of investments in the ‘Held to Maturity’ category is recognised in the profit and loss account and profit is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit/loss on sale of investments in ‘Available for sale’ and ‘Held for Trading’ categories is recognised in the profit and loss account.

e)
Market repurchase and reverse repurchase transactions, are accounted for as borrowing and lending transactions respectively in accordance with the extant RBI guidelines. The transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions.

f)	Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/sale of instruments) on debt instruments is treated as a revenue item.

g)
At the end of each reporting period, security receipts issued by asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value, obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end.

h)
The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

ii)
The Bank’s consolidating venture capital funds carry investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors’ equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty. Bonus shares and right entitlements are recorded when such benefits are known. Quoted investments are valued on the valuation date at the closing market price. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. An appropriate discount is applied where the asset management company considers it necessary to reflect restrictions on disposal. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods. Where there is a decline, other than temporary in the carrying amounts of investments, the resultant reduction in the carrying amount is charged to the profit and loss account during the period in which such decline is identified.

iii)
The Bank’s primary dealership and securities broking subsidiaries classifies the securities held with the intention of holding for short-term and trading as stock-in-trade and are valued at lower of cost or market value. The securities acquired with the intention of holding till maturity or for a longer period are classified as investments and are carried at cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv)
The Bank’s housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on a constant yield basis. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments. Costs such as brokerage, commission etc. paid at the time of acquisition of investments are included in the investment cost.

v)
The Bank’s overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in ‘Available for Sale’ category directly in their reserves. Further, in the case of the Bank’s United Kingdom and Canadian banking subsidiaries, unrealised gain/loss on investment in ‘Held for Trading’ category is accounted directly in the profit and loss account.

vi)
In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938, the IRDA (Investment) Regulations, 2000, and various other circulars/notifications issued by the IRDA in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a.
All debt securities and redeemable preference shares are considered as ‘held to maturity’ and accordingly stated at historical cost, subject to amortisation of premium or accretion of discount in the profit or loss account over the period of maturity/holding on a straight line basis.

b.
Listed equity shares are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (in case of securities not listed on NSE, the last quoted closing price on the Bombay Stock Exchange (BSE) is used).

c.	Mutual fund units at the balance sheet date are valued at the latest available net asset values of the respective fund.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to ’Revenue and other reserves’ in the balance sheet for life insurance business.

In the case of general insurance business, valuation of investments is done on the following basis:

a.
All debt securities including government securities and non-convertible preference shares are considered as ‘held to maturity’ and accordingly stated at amortised cost determined after amortisation of premium or accretion of discount on a straight line basis over the holding/maturity period.

b.	Listed equities and convertible preference shares at the balance sheet date are stated at fair value, being the lowest of last quoted closing price on NSE or BSE.

c.	Mutual fund investments (other than venture capital fund) are stated at fair value, being the closing net asset value at balance sheet date.

d.	Investments other than mentioned above are valued at cost.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to ’Revenue and other reserves’ in the balance sheet for general insurance business.

The general insurance subsidiary assesses at each balance sheet date whether there is any indication that any investment in equity or units of mutual fund may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognised in the revenue(s)/profit and loss account.

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 15.75% of the total investments at March 31, 2013.

14.	Provisions/write-offs on loans and other credit facilities

i)	Loans and other credit facilities of the Bank are accounted for in accordance with the extant RBI guidelines as given below:

a)
All credit exposures, including loans and advances at the overseas branches and overdues arising from crystallised derivative contracts, are classified as per RBI guidelines, into performing and NPAs. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant RBI guidelines are identified as NPAs at a borrower level. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant RBI guidelines. For loans and advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are NPAs as per the extant RBI guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under RBI regulations and host country regulations. Provisions on homogeneous retail loans and advances, subject to minimum provisioning requirements of RBI, are assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category.

The Bank holds specific provisions against non-performing loans and advances, general provision against performing loans and advances and floating provision taken over from erstwhile Bank of Rajasthan upon amalgamation. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

b)
Provision on loan and advances restructured/rescheduled is made in accordance with the applicable RBI guidelines on restructuring of loans and advances by Banks.

In respect of non-performing loans and advances accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is earlier, falls due, subject to satisfactory performance of the account during the period.

c)
Amounts recovered against debts written off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

d)
In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans and advances at rates prescribed by RBI. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and RBI requirement.

e)
In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderate, high, very high, restricted and off-credit and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 100.00%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25.00% of the rates applicable to exposures exceeding 180 days. The indirect exposures may be reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1.00% of the total funded assets, no provision is required on such country exposure.

ii)
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

iii)
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

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 10.66% of the total loans at March 31, 2013.

15.	Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilised to meet the shortfall/loss on account of sale of other financial assets to securitisation company (SC)/reconstruction company (RC).

In accordance with the RBI guidelines dated May 7, 2012 for securitisation of standard assets, with effect from May 7, 2012, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the transaction based on the method prescribed by RBI guidelines.

The Canadian subsidiary has entered into securitisation arrangements in respect of its originated and purchased mortgages. ICICI Bank Canada either retains substantially all the risk and rewards or retains control over these mortgages, hence these arrangements do not qualify for de-recognition accounting under their local accounting standards. It continues to recognise the mortgages securitised in the book of accounts and the amounts received through securitisation are recognised as “Other borrowings”.

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

In case of the Bank, items costing up to 5,000/- are depreciated fully over a period of 12 months from the date of purchase.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised assets values.

17.	Accounting for derivative contracts

The Group enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and accounted pursuant to the principles of hedge accounting. Hedged swaps are accounted for on an accrual basis except in the case of the Bank’s United Kingdom and Canadian banking subsidiaries, where the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognised in the profit and loss account.

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

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight line basis.

20.	Earnings per share

Basic and diluted earnings per share are computed in accordance with Accounting Standard 20 – Earnings per share issued by ICAI.

Basic Earnings Per Share is calculated by dividing the net profit or loss after tax for the year attributable to equity shareholders by the weighted average number of equity shares outstanding during the year.

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

Basic and diluted earnings per equity share are computed in accordance with AS 20–Earnings per share. Basic earnings per share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

Rupees in million, except per share data
	Year ended March 31, 2013	Year ended March 31, 2012
Basic
Weighted average no. of equity shares outstanding	1,153,066,422	1,152,338,322
Net profit	96,036.1	76,429.2
Basic earnings per share (Rs.)	83.29	66.33
Diluted
Weighted average no. of equity shares outstanding	1,157,455,610	1,155,591,617
Net profit	95,886.2	76,338.7
Diluted earnings per share (Rs.)	82.84	66.06
Nominal value per share (Rs.)	10.00	10.00
The dilutive impact is mainly due to options granted to employees by the Group.

2.	Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and their relatives.

Associates/other related entities

FINO PayTech Limited (formerly known as Financial Inclusion Network & Operations Limited), I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth, Rainbow Fund, ICICI Merchant Services Private Limited, Mewar Aanchalik Gramin Bank, India Infradebt Limited1.

1.	This entity was incorporated and identified as a related party during the three months ended December 31, 2012.

Key management personnel

Ms. Chanda Kochhar, Mr. N. S. Kannan, Mr. K. Ramkumar, Mr. Rajiv Sabharwal.

Relatives of key management personnel

Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kochhar, Mr. Mahesh Advani, Ms. Varuna Karna, Ms. Sunita R. Advani, Ms. Rangarajan Kumudalakshmi, Ms. Aditi Kannan, Mr. Narayanan Raghunathan, Mr. Narayanan Rangarajan, Mr. Narayanan Krishnamachari, Mr. R. Shyam, Ms. R. Suchithra, Mr. K. Jayakumar, Mr. R. Krishnaswamy, Ms. J. Krishnaswamy, Ms. Sangeeta Sabharwal, Mr. Sanjiv Sabharwal.

The following were the significant transactions between the Group and its related parties for the year ended March 31, 2013. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

Insurance services

During the year ended March 31, 2013, the Group received insurance premium from associates/other related entities amounting to Rs. 25.2 million (March 31, 2012: Rs. 17.8 million), from key management personnel of the Bank amounting to Rs. 1.3 million (March 31, 2012: Rs. 1.1 million) and from relatives of key management personnel amounting to Rs. 0.3 million (March 31, 2012: Rs. 0.1 million). The material transaction for the year ended March 31, 2013 was with FINO PayTech Limited amounting to Rs. 20.5 million (March 31, 2012: Rs. 15.1 million).

During the year ended March 31, 2013, the Group paid insurance claims to associates/other related entities amounting to Rs. 0.12 million (March 31, 2012: Rs. 0.4 million). The material transactions for the year ended March 31, 2013 were with I-Process Services (India) Private Limited amounting to Rs. 0.07 million (March 31, 2012: Rs. 0.4 million) and with FINO PayTech Limited amounting to Rs. 0.05 million (March 31, 2012: Nil).

Fees, commission and other income

During the year ended March 31, 2013, the Group received fees from its associates/other related entities amounting to Rs. 13.9 million (March 31, 2012: Rs. 21.8 million), from key management personnel of the Bank amounting to Rs. 0.3 million (March 31, 2012: Rs. 0.3 million) and from relatives of key management personnel of the Bank amounting to Rs. 0.1 million (March 31, 2012: Nil). The material transaction for the year ended March 31, 2013 was with ICICI Merchant Services Private Limited amounting to Rs. 13.1 million (March 31, 2012: Rs. 18.7 million).

Lease of premises, common corporate and facilities expenses

During the year ended March 31, 2013, the Group recovered from its associates/other related entities an amount of Rs. 167.8 million (March 31, 2012: Rs. 38.4 million) and from key management personnel of the Bank an amount of Rs. 0.1 million (March 31, 2012: Nil) for lease of premises, common corporate and facilities expenses. The material transactions for the year ended March 31, 2013 were with ICICI Merchant Services Private Limited amounting to Rs. 147.9 million (March 31, 2012: Rs. 38.4 million) and with FINO PayTech Limited amounting to Rs. 19.9 million (March 31, 2012: Nil).

Secondment of employees

During the year ended March 31, 2013, the Group recovered towards deputation of employees from I-Process Services (India) Private Limited amounting to Rs. 6.6 million (March 31, 2012: Rs. 7.0 million).

Brokerage, fees and other expenses

During the year ended March 31, 2013, the Group paid brokerage/fees and other expenses to its associates/other related entities amounting to Rs. 3,357.3 million (March 31, 2012: Rs. 2,551.8 million). The material transactions for the year ended March 31, 2013 were with ICICI Merchant Services Private Limited amounting to Rs. 1,305.2 million (March 31, 2012: Rs. 953.9 million), I-Process Services (India) Private Limited amounting to Rs. 1,045.2 million (March 31, 2012: Rs. 606.5 million) and with FINO PayTech Limited amounting to Rs. 962.6 million (March 31, 2012: Rs. 978.3 million).

Purchase of investments

During the year ended March 31, 2013, the Group invested in the equity shares of India Infradebt Limited amounting to Rs. 930.0 million (March 31, 2012: Nil), applied for equity shares of Mewar Aanchalik Gramin Bank amounting to Rs. 18.6 million (March 31, 2012: Nil) and invested in equity warrants of FINO PayTech Limited amounting to Nil (March 31, 2012: Rs. 40.0 million).

Sale of investments

During the year ended March 31, 2013, the Group sold certain investments to Mewar Aanchalik Gramin Bank amounting to Nil (March 31, 2012: Rs. 48.7 million).

Interest expenses

During the year ended March 31, 2013, the Group paid interest to its associates/other related entities amounting to Rs. 265.1 million (March 31, 2012: Rs. 156.6 million), to its key management personnel amounting to Rs. 2.9 million (March 31, 2012: Rs. 2.0 million) and to relatives of key management personnel amounting to Rs. 1.7 million (March 31, 2012: Rs. 1.1 million). The material transactions for the year ended March 31, 2013 were with Mewar Aanchalik Gramin Bank amounting to Rs. 162.4 million (March 31, 2012: Rs. 128.9 million), India Infradebt Limited amounting to Rs. 84.5 million (March 31, 2012: Nil) and with ICICI Merchant Services Private Limited amounting to Rs. 7.6 million (March 31, 2012: Rs. 17.0 million).

Interest income

During the year ended March 31, 2013, the Group received interest from its associates/other related entities amounting to Rs. 97.7 million (March 31, 2012: Rs. 51.6 million), from its key management personnel amounting to Rs. 0.4 million (March 31, 2012: Rs. 0.5 million) and from relatives of key management personnel amounting to Rs. 0.7 million (March 31, 2012: Rs. 0.7 million). The material transactions for the year ended March 31, 2013 were with ICICI Merchant Services Private Limited amounting to Rs. 47.5 million (March 31, 2012: Rs. 48.0 million) and with Mewar Aanchalik Gramin Bank amounting to Rs. 47.2 million (March 31, 2012: Nil).

Dividend paid

During the year ended March 31, 2013, the Bank paid dividend to its key management personnel amounting to Rs. 6.7 million (March 31, 2012: Rs. 4.5 million). The dividend paid during the year ended March 31, 2013 to Ms. Chanda Kochhar was Rs. 5.1 million (March 31, 2012: Rs. 3.8 million), to Mr. N. S. Kannan was Rs. 1.2 million (March 31, 2012: Rs. 0.7 million) and to Mr. K. Ramkumar was Rs. 0.4 million (March 31, 2012: Nil).

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank during the year ended March 31, 2013 was Rs. 154.9 million (March 31, 2012: Rs. 111.3 million). The remuneration paid for the year ended March 31, 2013 to Ms. Chanda Kochhar was Rs. 54.2 million (March 31, 2012: Rs. 37.7 million), to Mr. N. S. Kannan was Rs. 32.2 million (March 31, 2012: Rs. 25.0 million), to Mr. K. Ramkumar was Rs. 42.7 million (March 31, 2012: Rs. 25.4 million) and to Mr. Rajiv Sabharwal was Rs. 25.8 million (March 31, 2012: Rs. 23.2 million).

Sale of fixed assets

During the year ended March 31, 2013, the Bank sold fixed assets to its key management personnel amounting to Rs. 0.7 million (March 31, 2012: Nil). The material transaction for the year ended March 31, 2013 was with Mr. K. Ramkumar amounting to Rs. 0.7 million (March 31, 2012: Nil).

Donation

During the year ended March 31, 2013, the Group has given donation to ICICI Foundation for Inclusive Growth amounting to Rs. 104.0 million (March 31, 2012: Rs. 259.0 million).

Related party balances

The following table sets forth, for the periods indicated, the balance payable to/receivable from its associates/other related entities.
Rs. in million
Items	At March 31, 2013	At March 31, 2012
Deposits with the Group	5,084.8	2,011.1
Advances	305.5	1,004.8
Investments of the Group in related parties	1,903.6	955.0
Investments of related parties in the Group	15.0	15.0
Payables	1,279.2	264.7
Guarantees issued by the Group	0.1	0.1

The following table sets forth, for the periods indicated, the balance payable to/receivable from key management personnel:
Rs. in million, except number of shares
Items	At March 31, 2013	At March 31, 2012
Deposits	60.5	41.0
Advances	5.7	9.2
Investments	4.1	4.1
Employee Stock Options Outstanding (Numbers)	3,172,500	2,701,500
Employee Stock Options Exercised1	0.5	0.9
1. During the year ended March 31, 2013, 54,000 employee stock options were exercised by the key management personnel of the Bank (March 31, 2012: 86,500), which have been reported at face value.

The following table sets forth, for the periods indicated, the balance payable to/receivable from relatives of key management personnel:

  Rs. in million
Items	At March 31, 2013	At March 31, 2012
Deposits	23.6	19.8
Advances	6.9	7.4

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from key management personnel:
Rs. in million
Items	Year ended March 31, 2013	Year ended March 31, 2012
Deposits	74.3	64.0
Advances	10.4	10.7
Investments	4.1	4.1
1. Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from relatives of key management personnel:

Rs. in million
Items	Year ended March 31, 2013	Year ended March 31, 2012
Deposits	44.6	29.3
Advances	7.9	9.2

3.	Employee stock option scheme (ESOS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options granted for fiscal 2003 vest in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted from fiscal 2004 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted in April 2009 vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September, 2011 vest in a graded manner over a five years period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The exercise price of ICICI Bank’s options was the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

In February, 2011, the Bank granted 3,035,000 options to eligible employees and whole-time Directors of ICICI Bank and certain of its subsidiaries at an exercise price of Rs. 967. Of these options granted, 50% would vest on April 30, 2014 and the balance 50% would vest on April 30, 2015. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. Based on intrinsic value of options, compensation cost of Rs. 21.0 million was recognised during the year ended March 31, 2013 (March 31, 2012: Rs. 21.0 million).

If ICICI Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2013 would have been higher by Rs. 1,865.9 million and proforma profit after tax would have been Rs. 81.39 billion. On a proforma basis, ICICI Bank’s basic and diluted earnings per share would have been Rs. 70.58 and Rs. 70.32 respectively. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2013 are given below.

Risk-free interest rate	7.99% to 8.87%
Expected life	6.35 years
Expected volatility	48.99% to 49.55%
Expected dividend yield	1.52% to 1.96%

The weighted average fair value of options granted during the year ended March 31, 2013 is Rs. 434.91 per option (March 31, 2012: Rs. 592.52).

A summary of the status of the Bank’s stock option plan is given below.

Rs. except number of options
	Stock options outstanding
	Year ended March 31, 2013		Year ended March 31, 2012
Particulars	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding at the beginning of the year	23,199,545	846.94	20,529,387	779.72
Add: Granted during the year	4,450,200	844.53	4,060,600	1,104.82
Less: Lapsed during the year, net of re-issuance	802,019	929.35	448,372	798.77
Less: Exercised during the year	867,273	511.63	942,070	510.94
Outstanding at the end of the year	25,980,453	855.18	23,199,545	846.94
Options exercisable	13,597,383	793.57	12,019,655	745.26

In terms of the Scheme, 25,980,453 options (March 31, 2012: 23,199,545 options) granted to eligible employees were outstanding at March 31, 2013.

A summary of stock options outstanding at March 31, 2013 is given below.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
105-299	12,675	132.05	0.07
300-599	5,229,338	470.26	3.35
600-999	16,827,750	917.10	6.66
1,000-1,399	3,910,690	1,105.80	8.06

A summary of stock options outstanding at March 31, 2012 is given below.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
105-299	28,925	132.05	1.07
300-599	6,048,620	471.10	4.35
600-999	13,122,000	942.79	6.80
1,000-1,399	4,000,000	1,106.03	9.04

The options were exercised regularly throughout the period and weighted average share price as per NSE price volume data during the year ended March 31, 2013 was Rs. 1,000.21 (March 31, 2012: Rs. 922.76).

ICICI Life:

ICICI Prudential Life Insurance Company has formulated various ESOS schemes, namely Founder I, Founder II, 2004-05, 2005-06, 2006-07 and 2007-08.

For ICICI Prudential Life Insurance Company there is no compensation cost for the year ended March 31, 2013 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, based on the binomial tree model, compensation cost for the year ended March 31, 2013 would have been higher by Rs. 2.4 million (March 31, 2012: Rs. 34.3 million).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

Rs. except number of options
	Stock options outstanding
	Year ended March 31, 2013		Year ended March 31, 2012
Particulars	Number of shares	Weighted average exercise Price	Number of shares	Weighted average exercise Price
Outstanding at the beginning of the year	12,778,898	211.43	13,565,154	210.87
Add: Granted during the year	..	..	..	..
Less: Forfeited/ lapsed during the year	401,169	275.60	398,281	302.84
Less : Exercised during the year	90,125	70.00	387,975	94.00
Outstanding at the end of the year	12,287,604	210.60	12,778,898	211.43
Options exercisable	12,287,604	210.60	11,256,348	185.89

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2013.

Range of exercise price (Rs. per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
30-400	12,287,604	210.60	4.10

ICICI General:

ICICI Lombard General Insurance Company has formulated various ESOS schemes for their employees. There is no compensation cost for the year ended March 31, 2013 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, based on the binomial tree model, compensation cost for the year ended March 31, 2013 would have been higher by Rs. 7.5 million (March 31, 2012: Rs. 167.2 million).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.

 Rs. except number of options
	Stock options outstanding
	Year ended March 31, 2013		Year ended March 31, 2012
Particulars	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	12,449,262	99.33	13,644,522	98.72
Add: Granted during the year	..	..	722,900	109.00
Less: Forfeited/ lapsed during the year	854,912	118.57	1,100,770	134.13
Less : Exercised during the year	496,426	43.68	817,390	47.23
Outstanding at the end of the year	11,097,924	91.05	12,449,262	99.33
Options exercisable	9,235,704	98.95	8,713,800	87.23

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2013.

Range of exercise price (Rs. per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
35 – 200	11,097,924	91.05	6.78

If the Group had used the fair value of options based on the binomial tree model, the compensation cost for the year ended March 31, 2013 would have been higher by Rs. 1,795.5 million (March 31, 2012: Rs. 1,891.9 million) and the proforma consolidated profit after tax would have been Rs. 94.24 billion (March 31, 2012: Rs. 74.54 billion). On a proforma basis, the Group’s basic earnings per share would have been Rs. 81.73 (March 31, 2012: Rs. 64.68) and diluted earnings per share would have been Rs. 81.29 (March 31, 2012: Rs. 64.42).

4.	Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.
Rs. in million
Particulars	At March 31, 2013	At March 31, 2012
At cost at March 31 of preceding year	10,166.5	8,994.9
Additions during the year	2,092.9	1,206.3
Deductions during the year	(157.1)	(34.7)
Depreciation to date	(8,813.9)	(7,709.6)
Net block	3,288.4	2,456.9

5.	Assets on lease

 Assets taken under operating lease

The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.

Rs. in million
Particulars	At March 31, 2013	At March 31, 20122
Not later than one year	732.3	916.9
Later than one year and not later than five years	1,940.1	2,359.0
Later than five years	165.9	487.5
Total	2,838.3	3,763.4

6.	Preference shares

Certain government securities amounting to Rs. 2,749.9 million at March 31, 2013 (March 31, 2012: Rs. 2,578.1 million) have been earmarked against redemption of preference shares issued by the Bank, which fall due for redemption on April 20, 2018, as per the original issue terms.

7.	Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.
                                                                                                                     Rs. in million
Particulars	Year ended March 31, 2013	Year ended March 31, 2012
Provision for depreciation of investments	1,717.7	1,173.7
Provision towards non-performing and other assets	15,513.8	10,510.0
Provision towards income tax	33,701.4	25,711.4
Deferred tax adjustment	1,096.2	1,717.2
Provision towards wealth tax	71.2	61.5
Other provision and contingencies1	3,720.1	2,379.7
Total provisions and contingencies	55,820.5	41,553.5
1. Includes provision towards standard assets amounting to Rs. 1,349.9 million (March 31, 2012: Rs. 279.1 million)

8.	Staff retirement benefits

Pension

The Bank provides for pension, a deferred retirement plan covering certain employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank purchases annuities from LIC and ICICI Prudential Life Insurance Company Limited for payment of pension to retired employees.

The following table sets forth the status of the defined benefit pension plan as per actuarial valuation by the independent actuary appointed by the Bank.
                                                                                                        Rs. in million
Particulars	Pension
	Year ended March 31, 2013	Year ended March 31, 2012
Opening obligations	9,602.7	8,842.9
Service cost	250.6	251.6
Interest cost	793.7	707.8
Actuarial (gain)/loss	2,017.8	2,329.8
Liabilities extinguished on settlement	(1,960.1)	(2,268.7)
Benefits paid	(312.2)	(260.7)
Obligations at the end of the year	10,392.5	9,602.7

Opening plan assets, at fair value	9,379.5	8,467.4
Expected return on plan assets	728.5	652.9
Actuarial gain/(loss)	102.3	51.7
Assets distributed on settlement	(2,177.9)	(2,413.5)

Rs. in million
Particulars	Pension
	Year ended March 31, 2013	Year ended March 31, 2012
Contributions	1,806.6	2,881.7
Benefits paid	(312.2)	(260.7)
Closing plan assets, at fair value	9,526.8	9,379.5

Fair value of plan assets at the end of the year	9,526.8	9,379.5
Present value of the defined benefit obligations at the end of the year	(10,392.5)	(9,602.7)
Amount not recognized as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	….	….
Asset/(liability)	(865.7)	(223.2)

Cost for the year
Service cost	250.6	251.6
Interest cost	793.7	707.8
Expected return on plan assets	(728.4)	(652.9)
Actuarial (gain)/loss	1,915.4	2,278.2
Curtailments & settlements (gain)/loss	217.8	144.8
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	….	….
Net cost	2,449.1	2,729.5

Actual Return on Plan Assets	828.7	704.6
Expected employer’s contribution next year	670.0	150.0

Investment details of plan assets
Insurer Managed Funds1	77.74%	78.93%
Government of India securities	7.62%	8.59%
Corporate Bonds	9.31%	9.40%
Others	5.33%	3.08%

Assumptions
Interest rate	8.00%	8.35%
Salary escalation rate
On Basic Pay	1.50%	1.50%
On Dearness Relief	7.00%	7.00%
Estimated rate of return on plan assets	8.00%	8.00%
1. Majority of the funds are invested in Government of India securities and corporate bonds.

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment
                                                               Rs. in million
Particulars	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
Plan assets	9,526.8	9,379.5	8,467.4	1,839.9	2,145.3
Defined benefit obligations	10,392.5	9,602.7	8,842.9	1,748.7	1,932.2
Amount not recognized as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	….	….	…..	7.7	51.2
Surplus/(deficit)	(865.7)	(223.2)	(375.5)	83.5	161.9
Experience adjustment on plan assets	102.3	51.7	69.1	(130.7)	144.8
Experience adjustment on plan liabilities	1,525.2	2,692.3	689.7	196.9	6.6

Gratuity

The following table set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

                                   Rs. in million
Particulars	Gratuity
	Year ended March 31, 2013	Year ended March 31, 2012
Defined benefit obligation liability
Opening obligations	6,257.9	5,943.4
Add: Adjustment for exchange fluctuation on opening obligation	3.8	5.9
Adjusted opening obligations	6,261.7	5,949.3
Service cost	522.9	549.3
Interest cost	519.1	497.4
Actuarial (gain)/loss	362.1	(83.9)
Past service cost	0.6	..
Liability assumed on acquisition/(settled on divestiture)	10.5	23.5
Benefits paid	(789.6)	(677.7)
Obligations at the end of the year	6,887.3	6,257.9

Opening plan assets, at fair value	5,724.3	5,855.8
Expected return on plan assets	427.6	438.7
Actuarial gain/(loss)	51.0	23.1
Contributions	970.1	63.5
Asset acquired on acquisition/(distributed on divestiture)	11.5	20.9
Benefits paid	(789.6)	(677.7)
Closing plan assets, at fair value	6,394.9	5,724.3

Fair value of plan assets at the end of the year	6,394.9	5,724.3
Present value of the defined benefit obligations at the end of the year	(6,887.3)	(6,257.9)
Unrecognised past service cost	..	10.8
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	(0.5)	(1.2)
Asset/(liability)	(492.9)	(524.0)

Cost for the year
Service cost	522.9	549.3
Interest cost	519.1	497.4
Expected return on plan assets	(427.6)	(438.7)
Actuarial (gain)/loss	311.1	(107.0)
Past service cost	11.4	14.7
Losses/(gains) on "Acquisition/Divestiture"	..	0.2
Exchange fluctuation loss/(gain)	3.8	5.9
Transitional obligation/(Asset)	..	(0.3)
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	(0.7)	(3.6)
Net cost	940.0	517.9
Actual Return on Plan Assets	478.6	461.7
Expected employer’s contribution next year	666.9	398.6

Particulars	Gratuity
	Year ended March 31, 2013	Year ended March 31, 2012

Investment details of plan assets
Insurer Managed Funds1	22.06%	56.68%
Government of India securities	24.28%	6.82%
Corporate Bonds	24.05%	16.21%
Special Deposit schemes	4.55%	5.08%
Equity	11.15%	8.54%
Others	13.91%	6.67%

Assumptions
Interest rate	7.80%-8.23%	8.25%- 9.10%
Salary escalation rate	5.00%-10.00%	5.00%-10.00%
Estimated rate of return on plan assets	7.50%-8.00%	7.50%-8.00%
1.     Majority of the funds are invested in Government of India securities and corporate bonds

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment
                                                                     Rs. in million
Particulars	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010	Year ended March 31, 2009
Plan assets	6,394.9	5,724.3	5,855.8	3,073.2	2,521.7
Defined benefit obligations	6,887.3	6,257.9	5,943.4	3,089.6	2,813.8
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	0.5	..	..	47.9	7.9
Surplus/(deficit)	..	(533.6)	(87.7)	(64.3)	(300.0)
Experience adjustment on plan assets	51.0	23.1	(90.5)	194.8	(149.3)
Experience adjustment on plan liabilities	216.0	119.4	(72.8)	(21.2)	(22.3)

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

As there is no liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, Group has made a provision for the year ended March 31, 2013 amounting to Nil (March 31, 2012: Rs. 17.8 million).
Rs. in million
Particulars	Year ended March 31, 2013
Opening obligations	14,285.9
Service cost	931.3
Interest cost	1,180.3

Rs. in million
Particulars	Year ended March 31, 2013
Actuarial (gain) / loss	24.2
Employees contribution	1,626.0
Liabilities assumed on acquisition	62.3
Benefits paid	(1,973.2)
Obligations at the end of the year	16,136.8

Opening plan assets	14,267.4
Expected return on plan assets	1,205.7
Actuarial gain / (loss)	17.3
Employer contributions during the period	931.3
Employees contributions during the period	1,626.0
Assets acquired on Acquisition/(Distributed on Divestiture)	62.3
Benefits paid	(1,973.2)
Closing plan assets	16,136.8

Plan assets at the end of the period / year	16,136.8
Present value of the defined benefit obligations at the end of the period /year	(16,136.8)
Asset/(liability)	..

Cost for the period / year
Service cost	931.3
Interest cost	1,180.3
Expected return on plan assets	(1,205.7)
Actuarial (gain)/loss	6.8
Net cost	912.7

Investment details of plan assets
Insurer Managed Funds	0.00%
Government of India Securities	40.14%
Corporate Bonds	48.77%
Special Deposit Scheme	3.31%
Others	7.78%

Actual Return on Plan Assets	1,223.1
Expected employer's contribution next year	1,097.4

Assumptions
Discount rate	7.80%-8.00%
Expected rate of return on assets	8.26%-8.95%
Discount rate for the remaining term to maturity of investments	7.91%-8.05%
Average historic yield on the investment	8.30%-8.86%
Guaranteed rate of return	8.50%

Experience adjustments
on plan assets	17.3
on defined benefit obligations	24.2

Experience adjustment
Rs. in million
Particulars	Year ended March 31, 2013
Plan assets	16,136.8
Defined benefit obligations	16,136.8
Amount not recognised as an asset (limit in para 59(b))	..
Surplus/(deficit)	..
Experience adjustment on plan assets	17.3
Experience adjustment on plan liabilities	24.2

The Group has contributed Rs. 1,731.5 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2013 (March 31, 2012: Rs. 1,558.2 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

9.	Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2013 amounted to Rs. 34,797.6 million (March 31, 2012: Rs. 27,428.6 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all international transactions are at arm’s length so that the above legislation will not have material impact on the financial statements.

10.	Deferred tax

At March 31, 2013 the Group has recorded net deferred tax asset of Rs. 26,806.0 million (March 31, 2012: Rs. 28,033.7 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.
                                                          Rs. in million
Particulars	At March 31, 2013	At March 31, 2012
Deferred tax asset
Provision for bad and doubtful debts	28,150.5	28,072.1
Capital loss	63.1	79.5
Others	2,871.8	3,853.9
Total deferred tax asset	31,085.4	32,005.5
Deferred tax liability
Depreciation on fixed assets	4,744.2	4,331.8
Others	18.5	47.8
Total deferred tax liability	4,762.7	4,379.6
Add: Net deferred tax asset/(liability) pertaining to foreign branches/foreign subsidiaries	483.3	407.8
Total net deferred tax asset/(liability)	26,806.0	28,033.7

At March 31, 2013, ICICI Prudential Life Insurance Company has created deferred tax asset on carry forward unabsorbed losses amounting to Rs. 12.8 million (March 31, 2012: Rs. 860.3 million) which can be set off against future taxable income.

11.	Information about business and geographical segments

A. Business segments for the year ended March 31, 2013

The primary segment for the Group has been presented as follows:

1.
Retail banking includes exposures which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

2.	Wholesale banking includes all advances to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

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

7.
Others includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners Limited, ICICI Kinfra Limited, I-Ven Biotech Limited and ICICI Prudential Pension Funds Management Company Limited.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

The liabilities of the Bank are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

The results of reported segments for the year ended March 31, 2013 are not comparable with that of reported segments for the year ended March 31, 2012 to the extent entities have been discontinued from consolidation.

The following table sets forth, the business segment results for the year ended March 31, 2013.
Rs. in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury		Other banking business		Life insurance		General insurance		Others		Inter- segment adjustments	Total
1	Revenue	225,856.3	313,687.6	355,981.5		28,346.2		173,760.3		50,433.0		29,968.0		(435,988.9)	742,044.0
2	Segment results	9,545.5	66,188.6	36,613.3		6,410.1		15,696.5		2,816.8		7,817.3		(8,920.5)	136,167.6
3	Unallocated expenses														….
4	Operating profit (2) – (3)														136,167.6
5	Income tax expenses (Including deferred tax)														34,868.8
6	Net profit1 (4) - (5)														101,298.8
	Other information
7	Segment assets	729,750.3	2,269,628.7	2,275,315.5		528,156.9		751,970.8		115,962.4		191,259.5		(182,506.0)	6,679,538.1
8	Unallocated assets2.														68,679.0
9	Total assets (7) + (8)														6,748,217.1
10	Segment liabilities	2,043,187.5	1,071,994.1	2,244,231.8	3	504,637.5	3	753,500.5	3	118,686.9	3	194,484.8	3	(182,506.0)	6,748,217.1
11	Unallocated liabilities														….
12	Total liabilities (10) + (11)														6,748,217.1
13	Capital expenditure	4,426.2	1,188.2	10.8		148.6		319.7		380.0		873.9		(187.6)	7,159.8
14	Depreciation	3,540.8	991.8	18.4		486.6		409.8		488.0		345.2		(25.8)	6,254.8
1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

The following table sets forth, the business segment results for the year ended March 31, 2012.

Rs. in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury		Other banking business		Life insurance		General insurance		Others		Inter- segment adjustments	Total
1	Revenue	197,112.7	261,713.1	301,868.5		25,138.6		176,203.5		43,301.6		29,698.1		(368,453.3)	666,582.8
2	Segment results	5,499.9	62,077.3	22,441.1		3,928.2		14,137.2		(3,952.1)		8,108.6		(5,373.7)	106,866.5
3	Unallocated expenses														….
4	Operating profit (2) – (3)														106,866.5
5	Income tax expenses (Including deferred tax)														27,490.2
6	Net profit 1 (4) - (5)														79,376.3
	Other information
7	Segment assets	697,767.7	1,940,355.9	2,169,050.0		515,748.1		714,507.2		103,370.1		174,105.1		(188,245.7)	6,126,658.4
8	Unallocated assets2.														66,210.6
9	Total assets (7) + (8)														6,192,869.0
10	Segment liabilities	1,766,275.9	876,508.2	2,237,617.8	3	501,918.2	3	716,543.7	3	105,251.5	3	176,999.4	3	(188,245.7)	6,192,869.0
11	Unallocated liabilities														….
12	Total liabilities (10) + (11)														6,192,869.0
13	Capital expenditure	3,215.5	462.7	6.2		324.0		1,052.2		765.2		272.0		….	6,097.8
14	Depreciation	3,544.7	1,236.3	21.2		576.5		555.8		445.8		356.8		(22.7)	6,714.4
1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

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

The following tables set forth, for the periods indicated, the geographical segment results.
Rs. in million
Revenue	Year ended March 31, 2013	Year ended March 31, 2012
Domestic operations	676,240.8	600,630.9
Foreign operations	65,803.2	65,951.9
Total	742,044.0	666,582.8

Rs. in million
Assets	At March 31, 2013	At March 31, 2012
Domestic operations	5,321,569.2	4,825,055.3
Foreign operations	1,357,968.9	1,301,603.1
Total	6,679,538.1	6,126,658.4
Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.
Rs. in million
	Capital expenditure incurred during the year ended		Depreciation provided on capital expenditure during the year ended
	March 31, 2013	March 31, 2012	March 31, 2013	March 31, 2012
Domestic operations	6,952.3	5,703.3	6,078.9	6,543.1
Foreign operations	207.5	394.5	175.9	171.3
Total	7,159.8	6,097.8	6,254.8	6,714.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

12.	Penalties/fines imposed by RBI and other banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2013 was Rs. 3.1 million (March 31, 2012: Rs. 1.5 million).

During the year ended March 31, 2013, RBI imposed a penalty of Rs. 66,000 through letter dated May 2, 2012, with regard to bouncing of two Subsidiary General Ledger deals of the clients of Rs. 60.0 million and Rs. 6.0 million on March 28, 2012. On October 9, 2012, a penalty of Rs. 3.0 million was levied by RBI for non-compliance with Know Your Customer (KYC) directions issued by RBI. The Bank has paid these penalties to RBI.

13.	Small and Micro Industries

Under the Micro, Small and Medium Enterprises Development Act, 2006 which came into force from October 2, 2006, certain disclosures are required to be made relating to enterprises covered under the Act. During the year ended March 31, 2013, the amount paid after the due date to vendors registered under the MSMED Act, 2006 was Rs. 6.0 million (March 31, 2012: Rs. 7.1 million). An amount of Rs. 0.2 million (March 31, 2012: Rs. 0.1 million) has been charged to profit & loss account towards accrual of interest on these delayed payments.

14.	Contribution to Indian Motor Third Party Insurance Pool by ICICI Lombard General Insurance Company Limited (ICICI General)

In accordance with IRDA guidelines, ICICI General, together with all other general insurance companies participated in the Indian Motor Third Party Insurance Pool (‘the Pool’), administered by the General Insurance Corporation of India (‘GIC’) covering third party risks of commercial vehicles, from April 1, 2007. The Pool was dismantled on a clean cut basis as per IRDA direction effective March 31, 2012.

During the year ended March 31, 2013, the Appointed Actuary has carried out re-assessment of liabilities relating to policies underwritten by ICICI General for risks incepted between April 1, 2007 and March 31, 2012. Based on the re-assessment, ICICI General has recognised additional provision of Rs. 1,018.6 million for the year ended March 31, 2013 in respect of claims Incurred But Not Reported (‘IBNR’) and claims Incurred But Not Enough Reported (‘IBNER’) liabilities on policies earlier ceded to the Pool.

Further, during the year ended March 31, 2013, ICICI General has also recognized the balance portion of motor pool liabilities of Rs. 1,092.9 million relating to underwriting year 2011-12 as the premiums are earned over the contract period and liabilities are recognised accordingly.

During the year ended March 31, 2012, IRDA had directed all general insurance companies to recognise the Pool liabilities as per the loss ratios estimated by GAD UK (‘GAD Estimates’) for underwriting years commencing from the year ended March 31, 2008 to year ended March 31, 2012. ICICI General had recognised the additional liabilities of the Pool in the year ended March 31, 2012 and accordingly, the Bank’s consolidated net profit after tax for the year ended March 31, 2012 included impact of additional Pool losses of Rs. 5,030.3 million in line with the Bank’s shareholding in ICICI General.

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

16.	Comparative figures

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

Unrealized investment reserve: Represents unrealized gains/losses on investments of venture capital funds.

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

The following table sets forth the residual contractual maturities of time deposits at March 31, 2013.
Rupees in million

Deposits maturing during the year ended March 31,
2014	1,497,067.8
2015	188,559.7
2016	71,266.1
2017	33,091.0
2018	41,868.0
Thereafter	14,487.6

Total time deposits	1,846,340.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

At March 31, 2013, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 1,158,250.0 million (March 31, 2012: Rs. 1,021,020.9 million).

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

The following table sets forth a listing of long-term debt at March 31, 2013, by maturity and interest rate profile.

Rupees in million
	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ended March 31,
2014	51,068.2	100,734.5	151,802.7
2015	63,496.9	47,744.8	111,241.7
2016	90,622.6	60,271.3	150,893.9
2017	164,636.5	23,632.2	188,268.7
2018	158,281.6	38,000.3	196,281.9
Thereafter	349,226.4	33,630.4	382,856.8
Total	877,332.2	304,013.5	1,181,345.7
Less: Unamortized debt issue costs			(788.7)
Total			1,180,557.0

Debt aggregating Rs. 15,815.0 million (March 31, 2012: Rs. 16,358.1 million) is guaranteed by the Government of India (GOI). Long-term debt is denominated in various currencies. At March 31, 2013, long-term debt comprises Indian rupee debt of Rs. 414,287.5 million (March 31, 2012: Rs. 388,482.2 million) and foreign currency debt of Rs. 766,269.5 million (March 31, 2012: Rs. 697,717.7 million).

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.
Rupees in million
	At March 31, 2013
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	374,087.8	9.4%	5.3% to 14.2%	5.9
Borrowings from GOI	..	..	..	..
Refinance from financial institutions	22,755.2	9.2%	6.3% to 11.3%	4.1
Borrowings from other banks	10,147.8	10.3%	10.0% to 12.8%	2.6
Fixed deposits	3,796.7	8.8%	7.3% to 11.5%	1.5
Preference shares	3,500.0	0.001%	0.001%	5.1
Total	414,287.5	9.3%		5.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
	At March 31, 2012
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional /individual investors	344,051.3	9.6%	5.2% to 14.2%	6.0
Borrowings from GOI	52.8	13.0%	13.0% to 13.0%	0.4
Refinance from financial institutions	8,038.6	8.9%	5.5% to 11.3%	1.3
Borrowings from other banks	11,893.9	10.9%	7.5% to 12.3%	1.3
Fixed deposits	20,945.6	9.3%	6.9% to 11.9%	0.7
Preference shares	3,500.0	0.001%	0.001%	6.1

Total	388,482.2	9.5%		5.5

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.

Rupees in million
	At March 31, 2013
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	380,613.6	5.1%	1.8% to 8.0%	4.2
Other borrowings	385,655.9	2.1%	0.2% to 6.8%	2.8
Total	766,269.5	3.6%		3.5

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

Deposits with the Reserve Bank of India include Rs. 120,449.8 million (March 31, 2012: Rs. 154,641.5 million) maintained in accordance with the guidelines governing minimum cash reserve requirements at March 31, 2013. The balances maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

Deposits with other banks include Rs. 90,999.5 million (March 31, 2012: Rs. 60,565.6 million) towards deposits, which have maturities greater than 90 days.

5.	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.
Rupees in million
	At March 31, 2012				At March 31, 2013
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value
Held to maturity
Corporate debt securities	54,109.5	156.4	(483.6)	53,782.3	70,765.0	1,285.5	(200.7)	71,849.8
Government securities	783,175.6	468.7	(26,218.4)	757,425.9	867,418.9	9,770.6	(10,635.0)	866,554.5
Other securities	198,417.6	7.4	(29.7)	198,395.3	212,742.8	8.1	(9.1)	212,741.8
Total debt securities	1,035,702.7	632.5	(26,731.7)	1,009,603.5	1,150,926.7	11,064.2	(10,844.8)	1,151,146.1
Equity securities	517.3	..	..	517.4	567.3	..	..	567.3
Other securities	6,496.2	94.7	(350.0)	6,242.2	2,727.0	105.0	(147.1)	2,684.9
Total …...	1,042,716.2	727.2	(27,081.6)	1,016,363.1	1,154,221.0	11,169.2	(10,991.9)	1,154,398.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale:
Rupees in million
	At March 31, 2012				At March 31, 2013
	Amortized cost/cost	Gross unrealized gain	Gross Unrealized loss	Fair value	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	242,284.1	3,740.7	(3,265.3)	242,759.5	169,496.8	3,533.2	(505.2)	172,524.8
Government securities	227,890.3	250.1	(380.9)	227,759.5	205,049.8	431.6	(152.4)	205,329.0
Other securities	11,185.9	523.2	(87.9)	11,621.2	94,511.9	707.7	(1,118.8)	94,100.8
Total debt securities	481,360.3	4,514.0	(3,734.1)	482,140.2	469,058.5	4,672.5	(1,776.4)	471,954.6
Equity securities	29,646.0	5,626.0	(6,659.1)	28,612.9	38,373.9	7,789.4	(8,090.0)	38,073.3
Other securities	69,512.3	2,029.2	(8,733.8)	62,807.7	37,564.4	2,412.8	(6,643.6)	33,333.6
Total …	580,518.6	12,169.2	(19,127.0)	573,560.8	544,996.8	14,874.7	(16,510.0)	543,361.5

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.
                                                                                                                                                              Rupees in million
	Year ended March 31,
	2011	2012	2013

Interest	26,694.7	30,687.9	35,520.6
Dividend	960.5	5,866.2	3,142.6
Total	27,655.2	36,554.1	38,663.2

Gross realized gain	8,037.3	8,198.7	6,679.1
Gross realized loss	(3,178.0)	(4,378.9)	(1,197.1)
Total	4,859.3	3,819.8	5,482.0

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.
Rupees in million
	Year ended March 31,
	2011	2012	2013

Interest and dividend	17,508.5	11,203.0	16,045.7
Realized gain/(loss) on sale of trading portfolio	683.6	1,157.1	3,300.8
Unrealized gain/(loss) on trading portfolio	(80.9)	335.2	98.3
Total	18,111.2	12,695.3	19,444.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Maturity profile of debt securities

The following table sets forth, a listing of each category of held to maturity debt securities at March 31, 2013, by maturity.
         Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	4,045.3	4,045.8
One to five years	36,176.1	36,302.9
Five to ten years	24,474.7	25,133.3
Greater than ten years	6,068.9	6,367.8

Total corporate debt securities	70,765.0	71,849.8
Government securities
Less than one year	42,829.2	42,586.3
One to five years	262,738.4	259,052.1
Five to ten years	386,537.8	391,556.7
Greater than ten years	175,313.5	173,359.4

Total Government securities	867,418.9	866,554.5
Other securities
Less than one year	21,599.7	21,590.5
One to five years	134,954.5	134,955.2
Five to ten years	56,188.6	56,196.1
Greater than ten years	..	..

Total other securities	212,742.8	212,741.8
Total debt securities classified as held to maturity	1,150,926.7	1,151,146.1

The following table sets forth, a listing of each category of available for sale debt securities at March 31, 2013, by maturity.
Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	19,461.9	19,380.4
One to five years	71,620.9	73,299.4
Five to ten years	45,624.5	46,641.4
Greater than ten years	32,789.5	33,203.6

Total corporate debt securities	169,496.8	172,524.8

Government of India securities
Less than one year	95,240.9	95,295.3
One to five years	76,067.7	76,011.4
Five to ten years	33,390.5	33,673.8
Greater than ten years	350.7	348.5

Total Government of India securities	205,049.8	205,329.0

Other securities
Less than one year	27,343.4	27,276.5
One to five years	54,351.1	53,926.9
Five to ten years	2,053.3	2,109.3
Greater than ten years	10,764.1	10,788.1

Total other securities
	94,511.9	94,100.8
Total debt securities classified as available for sale	469,058.5	471,954.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

6.	Repurchase transactions

The Group has undertaken repurchase and reverse repurchase transactions of Government securities during the year. These transactions are generally of a very short tenure and are undertaken with the Reserve Bank of India, banks and other financial institutions as counterparties.

At March 31, 2013, outstanding borrowings under repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 204,342.0 million (March 31, 2012: Rs. 200,647.2 million) and the outstanding lendings under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 50,211.3 million (March 31, 2012: Rs. 6,891.2 million).

During fiscal 2013, average borrowings under repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 140,510.3 million (March 31, 2012: Rs. 91,375.2 million) and average lendings under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 8,037.8 million (March 31, 2012: Rs. 2,832.2 million).

7.	Loans

The following table sets forth, for the periods indicated, a listing of loans by category.
Rupees in million
	At March 31,
	2012	2013
Commercial loans	1,967,209.6	2,204,053.7
Term loans	1,590,792.6	1,726,107.4
Working capital facilities1	376,417.0	477,946.3
Consumer loans and credit card receivable	1,040,975.1	1,181,588.2
Mortgage loans	639,793.6	744,127.8
Other secured loans	316,927.6	361,977.8
Credit cards	45,993.1	36,386.2
Other unsecured loans	38,260.8	39,096.4
Lease financing	..	..
Total gross advances	3,008,184.7	3,385,641.9
Provision for loan losses2	(86,930.5)	(85,900.6)
Total net advances	2,921,254.2	3,299,741.3
1.      Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.
2.      Excludes provision on performing loans.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Commercial loans

Commercial loans include term loans and working capital facilities extended to corporate and other business entities. Commercial lending constitutes the largest category of the total loan portfolio.

Each commercial loan undergoes a detailed credit review process in accordance with the Bank’s credit policy. After disbursement, commercial loans are individually monitored and reviewed for any possible deterioration of the borrower’s ability to repay the loan. Term loans, including corporate finance and project finance loans, are typically secured by a first lien on the borrower’s fixed assets, which normally consist of property, plants, and equipment. Working capital facilities, which include bills purchased and discounted, over drafts, cash credit and loans repayable on demand, are typically secured by a first lien on the borrower’s current assets, which normally consist of inventory and receivables.

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

Consumer loans

The Bank’s consumer loan portfolio includes both secured loans and unsecured loans. Secured consumer loans constitute a significant majority of the Bank’s total consumer loan portfolio. Though the loans in the Bank’s secured loan portfolio are secured by first and exclusive liens on the assets financed, recoveries in case of default may be subject of delays up to several years, due to the protracted legal process in India. The challenge of collection, which is affected by the regulatory guidelines on collection practices, also affects recoveries. To mitigate risk, the Bank obtains direct debit mandates or post-dated checks on pre-specified dates for repayment of consumer installment loans.

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

Maturity profile of loans

The following table sets forth, for the periods indicated, the maturity profile of loans.
                                                        Rupees in million
	At March 31,
	2012	2013
Less than one year	837,595.1	917,016.1
One to five years	1,632,321.9	1,903,317.4
Greater than five years	451,337.2	479,407.8
Total	2,921,254.2	3,299,741.3

Interest income on loans

The Group recognizes interest income in the profit and loss account as it accrues except in the case of non-performing loans where it is recognized upon realization, as per the income recognition and asset classification norms of Reserve Bank of India/National Housing Bank. Interest income in borrower accounts that are upgraded from the non-performing category to the standard category is accrued from the date of such upgradation.

The following table sets forth, for the periods indicated, a listing of interest income on loans.
Rupees in million
	Year ended March 31,
	2011	2012	2013
Commercial loans	107,150.8	154,014.7	189,402.4
Consumer loans and credit card receivables	83,823.9	92,186.2	106,222.2
Lease financing	0.7	0.3	..
Total	190,975.4	246,201.2	295,624.6

Standard restructured loans

The Group classifies a loan as a restructured loan where it has made concessionary modifications, which include changes in repayment period, principal amount, repayment installment and reduction in rate of interest, that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. Loan accounts subjected to restructuring are upgraded to the standard category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms and the borrower gets reinstated to a normal level of general

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements provisions for standard loans/risk weights for capital adequacy computations. At March 31, 2013, the Group had committed to lend (includes fund-based commitments fungible with non fund-based facilities) Rs. 5,640.5 million (March 31, 2012: Rs. 4,572.5 million) to borrowers who are parties to restructurings.

The following table sets forth, for the periods indicated, a listing of standard restructured loans.

                                                                                                       Rupees in million
	At March 31,
	2012	2013
Commercial loans
Term loans	49,722.8	59,243.7
Working capital loans	2,830.5	7,675.3
Consumer loans
Mortgage loans	164.0	387.8
Other secured loans	..	..
Credit cards	..	..
Other unsecured loans	..	..
Lease financing	..	..
Restructured loans, gross	52,717.3	67,306.8
Provision for loan losses	(4,642.5)	(5,294.1)
Restructured loans, net	48,074.8	62,012.7
Represents entire borrower level outstanding of the restructured accounts.

The Bank classifies all credit exposures, including overdues arising from crystallized derivative contracts, into performing and non-performing loans as per Reserve Bank of India guidelines. Advances held at the overseas branches that are identified as impaired as per host country regulations but which are standard as per the extant Reserve Bank of India guidelines are identified as non-performing at a borrower level. In the case of Bank’s housing finance subsidiary, loans and other credit facilities are classified as per the National Housing Bank guidelines into performing and non-performing loans. Further, non-performing loans are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by Reserve Bank of India/National Housing Bank. Loans in the Bank’s overseas banking subsidiaries are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated.

The following table sets forth a listing of non-performing loans including other-than-standard restructured loans.
                                                                                                       Rupees in million
	At March 31,
	2012	2013
Commercial loans
Term loans	19,845.5	25,702.1
Working capital loans	19,048.3	31,916.2
Consumer loans
Mortgage loans	9,231.8	7,918.3
Other secured loans	17,125.9	15,556.0
Credit cards	21,006.9	9,417.0
Other unsecured loans	19,991.0	16,265.3
Lease financing	..	..
Non-performing loans, gross	106,249.4	106,774.9
Provision for loan losses	(79,334.4)	(77,663.9)
Non-performing loans, net	26,915.0	29,111.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Identification of loans as non-performing/impaired is in line with guidelines applicable to respective subsidiaries.

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

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on standard restructured loans.
                                                                                                       Rupees in million
	Year ended March 31,
	2011	2012	2013

Provision for loan losses at the beginning of the year	2,758.5	940.5	4,642.5
Provision for loan losses made during the year	724.6	3,894.2	2,045.0
Reduction/write-back of excess provision1	(2,542.6)	(192.2)	(1,393.4)
Provision for loan losses at the end of the year	940.5	4,642.5	5,294.1
1.  Includes provisions on restructured loans which were upgraded to standard assets/downgraded to non-performing assets during the period.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on non-performing loans including other than standard restructured loans.
                      Rupees in million
	Year ended March 31,
	2011	2012	2013

Provision for loan losses at the beginning of the year	58,218.3	79,217.3	79,334.4
Provision for loan losses made during the year	29,035.2	22,069.7	24,221.9
Write-off/write-back of excess provision	(8,036.2)	(21,952.6)	(25,892.4)
Provision for loan losses at the end of the year	79,217.3	79,334.4	77,663.9

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2013.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

 Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	22,406.8	56,927.6	..	..	79,334.4
Add: Provisions for loan losses	16,591.2	7,630.7	..	..	24,221.9
Less: Utilized for write-off of loans	(1,558.6)	(15,338.8)	..	..	(16,897.4)
Less: Write back of excess provisions	(2,417.4)	(6,577.6)	..	..	(8,995.0)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	35,022.0	42,641.9	..	..	77,663.9
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	8,184.3	52.4	..	19,095.2	27,331.9
C. Aggregate provision for loan losses at the end of the year (A) + (B)	43,206.3	42,694.3	..	19,095.2	104,995.8
Ending balance: individually evaluated for impairment	43,206.3	42,694.3	..	..	85,900.6
Ending balance: collectively evaluated for impairment	..	..	..	19,095.2	19,095.2
Ending balance: loans acquired with deteriorated credit quality	..	..	..	..	..

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2012.
                                                                                                       Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	22,710.5	56,506.8	..	..	79,217.3
Add: Provisions for loan losses	8,230.8	13,838.9	..	..	22,069.7
Less: Utilized for write-off of loans	(4,930.4)	(6,637.9)	..	..	(11,568.3)
Less: Write back of excess provision	(3,604.1)	(6,780.2)	..	..	(10,384.3)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	22,406.8	56,927.6	..	..	79,334.4
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	7,526.1	70.0	..	17,529.2	25,125.3
C. Aggregate provision for loan losses at the end of the year (A) + (B)	29,932.9	56,997.6	..	17,529.2	104,459.7
Ending balance: individually evaluated for impairment	29,932.9	56,997.6	..	..	86,930.5
Ending balance: collectively evaluated for impairment	..	..	..	17,529.2	17,529.2
Ending balance: loans acquired with deteriorated credit quality	..	..	..	..	..

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

The following table sets forth the aging analysis of past due performing loans for the year ended March 31, 2013.

Rupees in million
Particulars	Current1	31 to 60 days	61 to 90 days	Above 90 days 2	Total past due 3
Commercial loans
Term loans	1,594,716.5	84,053.3	24,247.6	16,287.5	124,588.4
Working capital facilities4	484,011.0	19,835.0	1,810.4	1,861.4	23,506.8
Consumer loans
Mortgage loans	729,105.5	3,994.3	2,762.7	300.5	7,057.5
Other secured loans	278,100.0	3,502.2	2,205.4	1,031.8	6,739.4
Credit cards	26,452.2	390.0	127.1	..	517.1
Other unsecured loans	22,763.9	41.0	23.2	..	64.2
Lease financing	..	..	..	..	..
Total	3,135,149.1	111,815.8	31,176.4	19,481.2	162,473.4
1.	Loans up to 30 days past due are considered current.
2.	Includes loans guaranteed by government, crop related agriculture loans overdue less than 360 days and other loans assessed not impaired as per guidelines applicable to overseas banking subsidiaries.
3.	The amount disclosed represents entire account level outstanding and not the overdue amount only.
4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

The following table sets forth the aging analysis of past due performing loans for the year ended March 31, 2012.
                                                                                                       Rupees in million
Particulars	Current1	31 to 60 days	61 to 90 days	Above 90 days 2	Total past due 3
Commercial loans
Term loans	1,500,805.7	46,129.5	21,421.7	2,590.3	70,141.5
Working capital facilities4	350,573.0	5,196.7	1,599.0	..	6,795.7
Consumer loans
Mortgage loans	621,454.9	4,710.7	3,850.8	545.3	9,106.8
Other secured loans	294,993.1	2,331.3	1,325.1	1,152.2	4,808.6
Credit cards	24,464.0	275.3	246.9	..	522.2
Other unsecured loans	18,086.1	104.9	78.8	..	183.7
Lease financing	..	..	..	..	..
Total	2,810,376.8	58,748.4	28,522.3	4,287.8	91,558.5
1.	Loans up to 30 days past due are considered current.
2.	Includes loan guaranteed by government, crop related agriculture loans overdue less than 360 days and other loans assessed not impaired as per guidelines applicable to overseas banking subsidiaries.
3.	The amount disclosed represents entire account level outstanding and not the overdue amount only.
4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the recorded investment in non-performing loans for the year ended March 31, 2013.

 Rupees in million
	Total recorded investment in non-performing loans (net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated	Unpaid principal amount
Commercial loans
Term loans	12,907.6	12,907.6	..	25,702.1
Working capital facilities	9,688.7	9,688.7	..	31,916.2
Consumer loans
Mortgage loans	4,152.2	4,152.2	..	7,918.3
Other secured loans	2,120.1	2,120.1	..	15,556.0
Credit cards	195.1	195.1	..	9,417.0
Other unsecured loans	47.3	47.3	..	16,265.3
Lease financing	..	..	..	..
Total	29,111.0	29,111.0	..	106,774.9

The following table sets forth, the recorded investment in non-performing loans for the year ended March 31, 2012.
 Rupees in million
	Total recorded investment in non-performing loans (Net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated	Unpaid principal amount
Commercial loans
Term loans	10,400.8	10,400.8	..	19,845.5
Working capital facilities	6,086.2	6,086.2	..	19,048.3
Consumer loans
Mortgage loans	5,588.7	5,588.7	..	9,231.8
Other secured loans	4,071.5	4,071.5	..	17,125.9
Credit cards	526.5	526.5	..	21,006.9
Other unsecured loans	241.3	241.3	..	19,991.0
Lease financing	..	..	..	..
Total	26,915.0	26,915.0	..	106,249.4

The Group has a comprehensive framework for monitoring credit quality of its corporate and retail loans based on internal ratings. For majority of the portfolio, the credit rating of every borrower/portfolio

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements is reviewed at least annually. For the purpose of disclosure, the Group has used internal ratings as credit quality indicator.

The following table sets forth, a description of internal rating grades linked to the likelihood of loss associated with each rating grade:

Grade	Definition
(I) Investment grade	Entities/obligations are judged to offer moderate to high safety with regard to timely payment of financial obligations.
AAA, AA+, AA, AA-, S1-S4, 1,2A-C	Entities/obligations are judged to offer high safety with regard to timely payment of financial obligations.
A+, A, A-, S5-S7, 3A-C	Entities/obligations are judged to offer an adequate degree of safety with regard to timely payment of financial obligations.
BBB+, BBB and BBB-, S8, 4A-C	Entities/obligations are judged to offer moderate safety with regard to timely payment of financial obligations.
(II) Below investment grade (BB and B, 5, 6)	Entities/obligations are judged to carry inadequate safety with regard to timely payment of financial obligations.

The following table sets forth, for the period indicated, credit quality indicators of net loans.

Rupees in million
	Year ended March 31, 2012	Year ended March 31, 2013
Rating grades
Investment grade	2,559,370.2	2,878,828.1
AAA, AA+, AA, AA-, S1-S4, 1, 2 A-C	741,138.1	837,644.9
A+, A, A-, S5-S7, 3 A-C	835,315.4	804,903.2
BBB+, BBB and BBB-, S8, 4 A-C	982,916.7	1,236,280.0
Below investment grade	296,270.0	366,821.6
Unrated	65,614.1	54,091.6
Net loans	2,921,254.2	3,299,741.3

8.	Financial assets transferred during the year to securitization company (SC)/reconstruction company (RC)

The Bank has transferred certain assets to Asset Reconstruction Companies (ARCs) in terms of the guidelines issued by Reserve Bank of India governing such transfer. The Bank transfers its non-performing assets to asset reconstruction companies primarily in exchange for the receipt of securities in the form of pass-through instruments issued by such ARCs, wherein payments to holders of securities are based on the actual realized cash flows from the transferred assets. For the purpose of the valuation of underlying security receipts issued by underlying trusts managed by ARCs, the security receipts are valued at their respective net asset values as advised by the ARCs.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the details of the assets transferred.
Rupees in million, except number of accounts
	Year ended March 31,
	2011	2012	2013

Number of accounts1	..	2	4
Aggregate value (net of provisions) of accounts sold to SC/RC	..	44.4	82.9
Aggregate consideration	..	94.1	116.5
Additional consideration realized in respect of accounts transferred in earlier years2	..	..	..
Aggregate gain/(loss) over net book value	..	49.7	33.6
1	Excludes accounts previously written-off.
2
During the year ended March 31, 2013, ARCs have not fully redeemed any of the security receipts. Gain/loss during the year ended March 31, 2013 amounted to Nil (March 31, 2012: net loss of Rs. 950.6 million).

In fiscal 2011, the Bank sold credit card receivables, which were fully written-off. In fiscal 2012, the Bank sold two corporate loans with aggregate book value (net of provision) of Rs. 44.4 million. In fiscal 2013, the Bank sold four corporate loans with aggregate book value (net of provision) of Rs. 82.9 million.

9.	Details of non-performing assets sold, excluding those sold to SC/RC

The Bank has sold certain non-performing assets in terms of the guidelines issued by Reserve Bank of India on such sale.

The following table sets forth, for the periods indicated, the details of non-performing assets sold, excluding those sold to SC/RC.
                                                                           Rupees in million, except number of accounts
	Year ended March 31, 2011	Year ended March 31, 2012	Year ended March 31, 2013
No. of accounts	..	1	2
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	..	642.0	78.8
Aggregate consideration	..	641.0	100.1
Aggregate gain/(loss) over net book value	..	(1.0)	21.3

The Bank sold one corporate loan in fiscal 2012 and two corporate loans in fiscal 2013.

10.	Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors affect groups of counter-parties whose aggregate credit exposure is material in relation to Group’s total credit exposure. The Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Group is subject to supervision guidelines for consolidated accounts issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure, totaled approximately Rs. 1,083,179.7 million at March 31, 2013 which represent 125.2% of the capital funds (March 31, 2012: Rs. 1,025,751.4 million which represent 129.9% of the capital funds). The single largest

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements exposure (non-bank) at March 31, 2013 was Rs. 109,060.6 million which represents 12.6% of the capital funds (March 31, 2012: Rs. 96,088.7 million which represent 12.2% of the capital funds).

The largest group of companies under the same management control accounted for approximately 30.1% of the capital funds at March 31, 2013 (March 31, 2012: approximately 30.3% of the capital funds).

11.	Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 1,363,551.5 million (includes fund-based commitments fungible with non fund-based facilities) at March 31, 2013 (March 31, 2012: Rs. 1,054,212.9 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

12.	Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated to Rs. 3,843.8 million at March 31, 2013 (March 31, 2012: Rs. 4,679.3 million).

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

The market making and the proprietary trading activities in derivatives are governed by the Investment Policy and the Derivative Policy of the Bank, which lay down the position limits, stop loss limits as well as other risk limits. The Risk Management Group (RMG) lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board (RCB) reviews the Bank’s risk management policies in relation to various risks including Credit and Recovery Policy, Investment Policy, Derivative Policy, Asset Liability Management Policy and Operational Risk Management Policy. The RCB comprises non-executive directors and the Managing Director and CEO.

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

Credit exposure on interest rate and currency derivative transactions (both trading and hedging), other than contracts with an original maturity of less than or equal to 14 days, is computed using the Current Exposure Method according to Reserve Bank of India guidelines, which is arrived at by adding up the positive mark-to-market values and the potential future exposure of these contracts. According to the Reserve Bank of India guidelines, the potential future exposure is determined by multiplying the notional principal amount of each of these contracts (irrespective of whether the mark-to-market value of these contracts is zero, positive or negative value) by the relevant add-on factor, ranging from 0.5% to 15%, according to the type of contract and residual maturity of the instrument. The credit exposure for a single currency floating/floating interest rate swaps and options sold is calculated based on a positive mark-to-market value of these instruments. Credit exposure on unfunded credit derivatives has been computed in accordance with Reserve Bank of India guidelines. Credit exposure on issuer on account of unfunded credit derivatives is computed according to the current exposure method under Basel II framework. In the case of sell protection trades the entire unpaid premia is treated as an exposure on the protection buyer and in case of buy protection trades exposure is reckoned as the sum of the current mark-to-market value, if positive (zero, if mark-to-market value is negative) and the potential future exposure. The potential future exposure is determined by multiplying the notional principal amount of each of these contracts (irrespective of whether the mark-to-market value of these contracts is zero, positive or negative value) by the relevant add-on factor, ranging from 10% to 20%, according to the rating of reference obligation. In case of collateralized buy protection trades, no exposure is reckoned to the extent of collateral available. In case of two completely identical opposite positions in unfunded credit derivatives forming a hedged position no exposure is reckoned against the reference entity. The credit exposure for equity futures and options is computed based on the market value and open quantity of the contracts at the balance sheet date.

Derivative transactions are covered under International Swaps and Derivatives Association (ISDA) master agreements with the respective counter parties.

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2013.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

  Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives3	Credit exposure
Interest rate derivatives1	3,201,199.1	27,983.1	(23,362.6)	89.1	56,050.2
Currency derivatives (including foreign exchange derivatives)2	3,865,370.5	81,700.6	(79,665.5)	2,876.1	216,579.3
Equity derivatives	14.1	..	..	14.6	213.9
Un-funded credit derivatives	3,467.3	109.5	(76.6)	344.1	3,760.0

1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.
3.	The Bank has additionally recorded a loss of Rs. 52.4 million due to credit losses.

The following table sets forth the details of notional amounts, fair value, gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2012.

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

The following table sets forth the details of the notional amounts, marked to market position and credit exposure of hedging derivatives for the year ended March 31, 2013.
                                             Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives1	310,501.5	22,126.2	(433.7)	26,656.3
Currency derivatives (including foreign exchange derivatives)2	15,053.6	202.9	(122.6)	1,498.4

1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

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

The gains/(losses) on hedged items arising from changes in fair value for the year ended March 31, 2013 and March 31, 2012 amounted to Rs. 2,544.2 million and Rs. (10,013.8) million respectively and gains/(losses) on corresponding hedging instruments arising from changes in fair value during the year ended March 31, 2013 and March 31, 2012 amounted to Rs. (1,910.4) million and Rs. 9,721.0 million respectively.

The Group has also hedged the foreign currency exposure of its net investment in foreign operations through forex forward contracts of a notional amount of Rs. 53,721.6 million at March 31, 2013. The gross positive and negative fair values of these hedging instruments were Rs. 636.7  million and Rs. (83.4) million respectively and the credit exposure was Rs. 2,860.0 million at March 31, 2013.

The Group deals in credit derivative instruments including credit default swaps, credit linked notes, collateralized debt obligations and principal protected structures. The portfolio has exposure to corporate and financial institutions as the underlying reference entities and has an average maturity of less than two years. These instruments, which contain credit-risk-related contingent features, require the Group to make payments to the counterparty in case of various credit events like bankruptcy, insolvency, payment default and delinquency of the underlying asset.

The Group has transacted in such structures in order to benefit from the possible higher yields, with a good understanding of the risks associated with the reference entities underlying the structures and the flexibility to select tenors for exposures as compared to cash products, amongst others. The risk with respect to such products is governed by the Group’s limit structure, which stipulates the size of the portfolio, rating profile, tenor.

The notional principal amount of these credit derivatives outstanding at March 31, 2013, excluding accrued interest of Rs. 15.3 million (Rs. 62.4 million at March 31, 2012), was Rs. 814.3 million in funded instruments (Rs. 1,526.3 million at March 31, 2012) and Rs. 3,467.3 million in non-funded instruments (Rs. 11,103.1 million at March 31, 2012 and Rs. 50.0 million of protection bought by the Group at March 31, 2012). In case of funded instruments, the Group deposits an amount with the protection buyer for protection sold in accordance with the contractual terms. The net mark-to-market gain on the portfolio at March 31, 2013, determined based on the internal models using inputs from market sources such as Bloomberg/Reuters, and Fixed Income Money Markets & Derivatives Association of India, was Rs. 0.03 million (mark-to-market loss of Rs. 102.2 million at March 31, 2012), which has been fully provided for through profit and loss account. The profit and loss impact on the above portfolio on account of mark-to-market and realized gains/losses during the year ended March 31, 2013 was a net gain of Rs. 109.4 million (Rs. 714.7 million for March 31, 2012). At March 31, 2013, the Group’s maximum amount of future payments towards funded and unfunded credit derivatives was Rs. 4,281.6 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

At March 31, 2013, the fair value of non-funded credit derivatives that were in net liability position was Rs. 4.2 million (Rs. 90.9 million at March 31, 2012). For these credit derivatives, the Group did not post any collateral with counterparties. If the credit risk related contingent features underlying these instruments had been triggered on March 31, 2013, the Group would not have been required to post any collateral to the counterparties but would have been required to pay Rs. 3,467.3 million (Rs. 11,053.1 million at March 31, 2012) which represents the notional principal amount and unwinding cost to settle the instrument immediately. At March 31, 2013, the gross mark-to-market loss on funded credit derivatives was Rs. 10.8 million (Rs. 42.6 million at March 31, 2012). The Group has deposited an amount of Rs. 814.3 million (Rs. 1,526.3 million at March 31, 2012) with the protection buyers which represents the notional principal amount for these funded credit derivatives. If the credit risk contingent features underlying these instruments had been triggered at March 31, 2013, the Group would not have been required to post any additional collateral to counterparties, but the deposit already made would have been utilized to settle these instruments immediately.

Based on historical experience, the Group believes that the potential losses for credit protection sold will be less than the maximum amount of future payments. The Group as seller of credit default swaps protection is entitled to receive the underlying obligation, which can be in the nature of bonds or loans of the reference entity, from the buyer of protection in case of credit default.

The Bank offers deposit products to customers of its offshore branches with structured returns linked to interest, forex, credit or equity benchmarks. The Bank covers these exposures in the inter-bank market. At March 31, 2013, the net open position on this portfolio was nil (March 31, 2012: Rs. nil) with mark-to-market gain of Rs. 13.9 million (March 31, 2012: Rs. 24.8 million) at that date, which had been provided for through profit and loss account. The fair value amount of such structured returns linked derivatives that were in net liability position at March 31, 2013 was Rs. 161.6 million (March 31, 2012: Rs. 335.5 million). With reference to such instruments, the Bank does not place any collateral with the counterparties. The aggregate amount needed to settle such credit instruments immediately if the credit risk related contingent features were triggered at March 31, 2013 would be Rs. 4,940.2 million (March 31, 2012: Rs. 10,037.0 million).

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

As of March 31, 2013, the Group has assessed its contingent tax liability at an aggregate of Rs. 41,080.8 million (March 31, 2012: Rs. 31,559.8 million), mainly pertaining to income tax, service tax and sales tax/Value Added Tax (VAT) demands by the Government of India’s tax authorities for past years. The Group has appealed each of these tax demands. Based on consultation with counsel and favorable decisions in the Group’s own or other cases as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly has not provided for these tax demands at March 31, 2013. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by Group.

In the Group’s assessment of sales tax/VAT aggregating to Rs. 2,492.1 million, the Group has appealed the tax demands and expects a favorable outcome based on opinions from counsels and decisions in own/other cases. The disputed issues mainly pertain to tax on interstate/import leases by various state government authorities in respect of lease transactions entered into by the Bank, VAT on sale of repossessed assets and bullion related matters pertaining to procedural issues like submission of statutory forms.

In the Group’s assessment of service tax aggregating to Rs. 2,688.7 million, the disputed issues mainly pertains to the demands along-with interest and penalty issued by the service tax authorities.  Of the total demand, Rs.1,185.3 million pertains to venture capital funds in respect of retention of contribution received by the Fund, treated as fees received in lieu of management services rendered by them and Rs.1,350.0 million pertains to life insurance company for levy of service tax on receipt of surrender/foreclosure charges under unit linked insurance plans or life insurance plans. The balance amount of Rs.153.4 million pertains to other Group entities.

The Group's assessments of income tax and interest tax aggregating to Rs. 35,900.0 million includes appeals filed by the Group or the tax authorities where the Group is relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are detailed below:

Disallowance of expenses to earn tax free income of Rs. 11,390.8 million (March 31, 2012: Rs. 9,449.6 million) mainly relates to whether interest expenses can be attributed to earning tax-exempt income. The Group believes that no interest can be allocated thereto as there are no borrowings earmarked for investments in shares/tax free bonds and the interest free funds are sufficient to cover investments in the underlying tax free securities. The Group relies on the favorable opinion from counsel and favorable appellate decisions in similar cases.

Marked-to-market losses on derivatives of Rs. 7,416.7 million (March 31, 2012: Rs. 5,018.6 million) relates to the disallowance of marked-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Group relies on the favorable opinion from counsel and favorable appellate decisions in similar cases, which had allowed the deduction of marked-to-market losses from business income.

Depreciation on leased assets of Rs. 5,307.4 million (March 31, 2012: Rs. 3,732.1 million) relates to the disallowance of depreciation claims on leased assets by the tax authorities, who believe the lease transactions should be treated as loan transactions. The Group relies on favorable opinion from counsel and favorable appellate decisions in Group’s own case and other similar cases.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Taxability under section 41(4A) of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98 of Rs. 2,690.2 million (March 31, 2012: Rs. 2,690.2 million): The Group had maintained two special reserve accounts, which includes special reserve created up to assessment year 1997-98. Withdrawals from the account was assessed as taxable by the tax authorities for assessment years 1998-99 to 2000-01. The Group has received favorable orders in respect of the assessment year 1998-99 and 1999-2000 but the income tax department has appealed against the favorable orders.

Taxation of venture capital funds of Rs. 1,995.8 million (March 31, 2012: Rs. 1,669.5 million) relates to double taxation of income of two of Group’s venture capital funds. The assessing officer has taxed the income received by the venture capital funds by treating the venture fund as an “association of persons” resulting in double taxation of income both in the hands of venture capital funds and beneficiaries. The venture capital funds have obtained relief from the Commissioner of Income Tax (Appeals) but the tax authorities have challenged the same before the higher appellate authority.

Based on judicial precedents in the Group’s and other cases and upon consultation with tax counsel’s the management believes that it is more likely than not that the Group’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

The above mentioned contingent liability does not include Rs. 24,260.0 million (March 31, 2012: Rs. 22,165.8 million) pertaining to the deduction of bad debts and levy of penalties which are pending before appellate authorities. These liabilities are considered remote, since primarily they are covered by Apex Court decisions in other cases and are therefore not required to be disclosed as contingent liability. The consequence of inquiries initiated by the tax authorities are not quantified, as the Group believes that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities.

15.	Litigation

A number of litigation and claims against the Group and its directors are pending in various forums. The claims on the Group mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantially high, actual cost of resolving litigations may be substantially different than the provision held. For cases where unfavorable outcome is deemed to be reasonably possible, it is not possible to make an estimate of the possible loss or range of possible losses due to the nature of the cases as explained above. The total amount of claims against the Group where an unfavorable outcome is deemed probable was Rs. 4,566.4 million and where unfavorable outcome is reasonably possible was Rs. 14,750.1 million at March 31, 2013. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

16.	Segmental Information

The following table sets forth, the business segment results for the period ended March 31, 2013 prepared on the basis described in Schedule 18 note 11A.

Rupees in million
Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury		Other banking business		Life insurance		General insurance		Others		Inter segment adjustment	Total
1	Revenue	225,856.3	313,687.6	355,981.5		28,346.2		173,760.3		50,433.0		29,968.0		(435,988.9)	742,044.0
	External revenue	94,287.7	238,497.2	129,236.4		28,741.6		173,613.9		49,261.1		28,406.1		..	742,044.0
	Revenue from transfer pricing on external liabilities and other internal revenue	131,568.6	75,190.4	226,745.1		(395.4)		146.4		1,171.9		1,561.9		(435,988.9)	..
2	Segment results	9,545.5	66,188.6	36,613.3		6,410.1		15,696.5		2,816.8		7,817.3		(8,920.5)	136,167.6
3	Unallocated expenses														..
4	Operating profit (2) – (3)														136,167.6
5	Income tax expenses (net)/(net deferred tax credit)														34,868.8
6	Net profit1 (4) - (5)														101,298.8
	Other information
7	Segment assets	729,750.3	2,269,628.7	2,275,315.5		528,156.9		751,970.8		115,962.4		191,259.5		(182,506.0)	6,679,538.1
8	Unallocated assets2														68,679.0
9	Total assets (7) + (8)														6,748,217.1
10	Segment liabilities	2,043,187.5	1,071,994.1	2,244,231.8	3	504,637.5	3	753,500.5	3	118,686.9	3	194,484.8	3	(182,506.0)	6,748,217.1
11	Unallocated liabilities														..
12	Total liabilities (10) + (11)														6,748,217.1
13	Capital expenditure	4,426.2	1,188.2	10.8		148.6		319.7		380.0		873.9		(187.6)	7,159.8
14	Depreciation & amortization	3,540.8	991.8	18.4		486.6		409.8		488.0		345.2		(25.8)	6,254.8
1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2012.
Rupees in million
Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury		Other banking business		Life insurance		General insurance		Others		Inter segment adjustment	Total
1	Revenue	197,112.7	261,713.1	301,868.5		25,138.6		176,203.5		43,301.6		29,698.1		(368,453.3)	666,582.8
	External revenue	87,321.3	194,646.5	112,876.7		25,041.5		175,964.4		42,299.8		28,432.6		..	666,582.8
	Revenue from transfer pricing on external liabilities and other internal revenue	109,791.4	67,066.6	188,991.8		97.1		239.1		1,001.8		1,265.5		(368,453.3)	..
2	Segment results	5,499.9	62,077.3	22,441.1		3,928.2		14,137.2		(3,952.1)		8,108.6		(5,373.7)	106,866.5
3	Unallocated expenses														..
4	Operating profit (2) – (3)														106,866.5
5	Income tax expenses (net)/(net deferred tax credit)														27,490.2
6	Net profit1 (4) - (5)														79,376.3
	Other information
7	Segment assets	697,767.7	1,940,355.9	2,169,050.0		515,748.1		714,507.2		103,370.1		174,105.1		(188,245.7)	6,126,658.4
8	Unallocated assets2														66,210.6
9	Total assets (7) + (8)														6,192,869.0
10	Segment liabilities	1,766,275.9	876,508.2	2,237,617.8	3	501,918.2	3	716,543.7	3	105,251.5	3	176,999.4	3	(188,245.7)	6,192,869.0
11	Unallocated liabilities														..
12	Total liabilities (10) + (11)														6,192,869.0
13	Capital expenditure	3,215.5	462.7	6.2		324.0		1,052.2		765.2		272.0		..	6,097.8
14	Depreciation & amortization	3,544.7	1,236.3	21.2		576.5		555.8		445.8		356.8		(22.7)	6,714.4
1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2011.

Rupees in million
Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury		Other banking business		Life insurance		General insurance		Others		Inter segment adjustment	Total
1	Revenue	159,734.9	193,232.7	238,563.1		28,356.6		212,294.1		35,179.5		29,693.6		(281,107.5)	615,947.0
	External revenue	81,497.9	137,850.4	94,654.5		28,283.3		212,070.0		33,529.9		28,061.0		..	615,947.0
	Revenue from transfer pricing on external liabilities and other internal revenue	78,237.0	55,382.3	143,908.6		73.3		224.1		1,649.6		1,632.6		(281,107.5)	..
2	Segment results	(5,141.9)	48,997.0	22,010.1		5,890.9		9,247.0		(823.4)		7,733.1		(4,015.8)	83,897.0
3	Unallocated expenses														..
4	Operating profit (2) – (3)														83,897.0
5	Income tax expenses (net)/(net deferred tax credit)														20,715.1
	Net profit1 (4) - (5)														63,181.9
6	Other information
7	Segment assets	668,931.2	1,600,958.8	1,855,885.7		523,308.8		688,215.0		80,621.4		165,079.1		(178,154.0)	5,404,846.0
8	Unallocated assets2														67,061.6
9	Total assets (7) + (8)														5,471,907.6
10	Segment liabilities	1,543,417.3	795,560.7	1,858,003.6	3	513,111.1	3	690,037.3	3	82,286.9	3	167,644.7	3	(178,154.0)	5,471,907.6
11	Unallocated liabilities														..
12	Total liabilities (10) + (11)														5,471,907.6
13	Capital expenditure	13,467.8	7,749.5	206.3		155.5		309.5		2,891.0		323.7		..	25,103.3
14	Depreciation & amortization	3,478.5	1,307.3	21.8		989.0		726.5		496.8		402.7		(25.8)	7,396.8
1.	Includes share of net profit of minority shareholders.
2.	Includes assets which cannot be specifically allocated to any of the segments, tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

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

During fiscal 2012 and fiscal 2013, the Bank grew its overall balance sheet size. The Bank continued to focus on select credit segments in the retail banking segment which resulted in growth in advances in retail banking segment during these periods . During these periods, the Bank continued its strategy of increasing the share of low cost retail deposits, resulting in significant increase in retail deposits. The higher increase in deposits as compared to increase in advances resulted in higher increase in segment liabilities as compared to segment assets in retail business segment during these periods.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

17.	Employee Stock Option Scheme

The following table sets forth, a summary of the Bank’s stock options outstanding at March 31, 2013.

	Number of shares	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	23,199,545	846.94	6.54	2,565.6
Add: Granted during the year	4,450,200	844.53
Less: Lapsed during the year	802,019	929.35
Less: Exercised during the year	867,273	511.63
Outstanding at the end of the year	25,980,453	855.18	6.20	5,174.2
Options exercisable	13,597,383	793.57	4.43	3,476.2

The following table sets forth, a summary of the Bank’s stock options outstanding at March 31, 2012.

	Number of shares	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	20,529,387	779.72	6.92	6,914.9
Add: Granted during the year	4,060,600	1,104.82
Less: Lapsed during the year	448,372	798.77
Less: Exercised during the year	942,070	510.94
Outstanding at the end of the year	23,199,545	846.94	6.54	2,565.6
Options exercisable	12,019,655	745.26	4.87	2,029.1

Total fair value of options vested for the year ended March 31, 2011, March 31, 2012 and March 31, 2013 was Rs. 812.4 million, Rs. 924.5 million and Rs. 1,157.0 million respectively.

Total aggregate intrinsic value of options exercised for the year ended March 31, 2011, March 31, 2012 and March 31, 2013 was Rs. 1,388.3 million, Rs. 431.7 million and Rs.456.4 million respectively.

 The total compensation cost related to non-vested awards not yet recognized at March 31, 2012 and March 31, 2013 was Rs. 2,521.4 million and Rs. 2,226.6 million respectively and the weighted-average period over which it is expected to be recognized was 2.93 years and 2.46 years respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a summary of stock options exercisable at March 31, 2013.

Range of exercise price (Rupees per share)	Number of shares	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
105-299	12,675	132.05	0.07	11.6
300-599	4,423,618	476.85	2.86	2,514.2
600-999	8,249,000	930.02	4.89	950.1
1,000-1,399	912,090	1,104.86	7.92	0.3

The following table sets forth, a summary of stock options exercisable at March 31, 2012.

Range of exercise price (Rupees per share)	Number of shares	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
105-299	28,925	132.05	1.07	21.9
300-599	4,876,670	480.01	3.70	2,000.4
600-999	7,065,060	928.56	5.69	6.8
1,000-1,399	49,000	1,077.35	6.11	--

The following table sets forth, a summary of Bank’s unvested stock options outstanding at March 31, 2013.

	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2012	11,179,890	491.52
Granted	4,450,200	434.91
Vested	2,848,740	406.15
Forfeited (unvested)	398,280	468.24
Unvested at March 31, 2013	12,383,070	491.57

  The following table sets forth, a summary of Bank’s unvested stock options outstanding at March 31, 2012.

	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2011	10,332,250	400.56
Granted	4,060,600	592.52
Vested	2,965,485	311.75
Forfeited (unvested)	247,475	445.49
Unvested at March 31, 2012	11,179,890	491.52

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options.

Year ended March 31,
	2011	2012	2013
Risk-free interest rate	5.26% to 8.42%	7.99% to 9.07%	7.99% to 8.87%
Expected life	6.35 to 6.87 years	6.35 to 6.98 years	6.35 years
Expected volatility	48.38% to 49.82%	47.53% to 49.20%	48.99% to 49.55%
Expected dividend yield	1.10% to 1.33%	1.26% to 1.60%	1.52% to 1.96%

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

18.	Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet as per the format required by Regulation S-X.
    Rupees in million
	Year ended March 31,
	2011	2012	2013

Interest and dividend income	300,814.0	379,948.6	448,845.9
Interest expense	193,425.7	250,132.5	282,854.1
Net interest income	107,388.3	129,816.1	165,991.8
Provision for loan losses & others	22,437.1	12,889.7	19,234.0
Provision for investments	3,162.7	1,173.7	1,717.7
Net interest income after provision for loan losses and investments	81,788.5	115,752.7	145,040.1
Non-interest income	315,133.0	286,634.2	293,198.1
Non-interest expense	313,024.5	295,520.5	302,070.5
Income before minority interest, income taxes	83,897.0	106,866.4	136,167.7
Less: Minority interest	2,249.2	2,947.0	5,262.7
Income before income taxes expense	81,647.8	103,919.4	130,905.0
Income tax expense including wealth tax expense	20,715.1	27,490.1	34,868.8
Net income	60,932.7	76,429.3	96,036.1

	Year ended March 31,
	2011	2012	2013
Earnings per equity share: (Rs.)
Basic	53.54	66.33	83.29
Diluted	53.25	66.06	82.84

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Year ended March 31,
	2011	2012	2013
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	1,138	1,152	1,153
Diluted	1,143	1,156	1,157

                                                                                                                                                               Rupees in million
	At March 31,
	2012	2013
Assets
Cash and cash equivalents	411,562.9	493,708.6
Investments1	2,398,640.9	2,556,666.8
Loans, net2	2,921,254.2	3,299,741.3
Property, plant and equipment3	54,319.8	54,734.6
Goodwill	1,432.3	1,432.3
Deferred tax asset (net)	28,033.7	26,806.0
Interest accrued, outstanding fees and other income	57,669.7	58,726.5
Assets held for sale	600.6	576.8
Other assets	319,354.9	255,824.2

Total assets	6,192,869.0	6,748,217.1

Liabilities
Interest-bearing deposits	2,460,810.4	2,768,000.0
Non-interest bearing deposits	358,694.3	379,705.3
Short-term borrowings and trading liabilities	523,266.3	548,325.2
Long-term debt	1,086,199.9	1,177,057.0
Redeemable preferred stock	3,500.0	3,500.0
Other liabilities	1,133,355.9	1,166,947.9

Total liabilities	5,565,826.8	6,043,535.4

Minority interest	14,277.2	17,057.6
Stockholders’ equity	612,765.0	687,624.1

Total liabilities and stockholders’ equity	6,192,869.0	6,748,217.1

1.	Includes investments amounting to Rs. 52,984.8 million pledged as security towards short-term borrowings amounting to Rs. 50,335.4 million.
2.	Includes loans amounting to Rs. 93,662.0 million pledged as security towards long-term borrowings amounting to Rs. 93,163.6 million.
3.	Includes property, plant and equipment amounting to Rs. 1,646.7 million, pledged in addition to negative lien on book debts as security, towards long-term borrowings amounting to Rs. 10,948.0 million.
4.
At March 31, 2013, the Bank presented the mark-to-market gain or loss on forex and derivative transactions on gross basis. Consequent to the change, Other assets and Other liabilities have increased by Rs. 150,954.8 million at March 31, 2012.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.
Rupees in million
	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves	Other special reserves1

Balance at April 1, 2010	11,148.8	..	313,801.9	74,700.9	113,313.3
Proceeds from issue of share capital	369.4	..	1,618.0	..	..
Additions during the year	..	2.9		24,957.4	23,495.1
Deductions during the year	..	..	(2,098.0)	(5,301.9)	(2,982.8)
Balance at March 31, 2011	11,518.2	2.9	313,321.9	94,356.4	133,825.6

1.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

 Rupees in million
	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves	Other special reserves1

Balance at April 1, 2011	11,518.2	2.9	313,321.9	94,356.4	133,825.6
Proceeds from issue of share capital	9.5	..	654.0	..	..
Additions during the year	..	21.0	..	32,020.5	36,326.3
Deductions during the year	..	..	..	(2,225.3)	(7,066.0)
Balance at March 31, 2012	11,527.7	23.9	313,975.9	124,151.6	163,085.9

1.	Includes statutory reserve, special reserve, investment reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

Rupees in million
	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves	Other special reserves1

Balance at April 1, 2012	11,527.7	23.9	313,975.9	124,151.6	163,085.9
Proceeds from issue of share capital	8.7	..	516.5	..	..
Additions during the year	..	20.9	..	41,412.8	35,083.3
Deductions during the year	..	..	..	2,121.5	61.6
Balance at March 31, 2013	11,536.4	44.8	314,492.4	163,442.9	198,107.6

1.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

The following table sets forth, for the periods indicated, the movement in profit and loss account.
Rupees in million
	March 31, 2011	March 31, 2012	March 31, 2013

Balance at the beginning of the year	16,886.4	40,077.7	68,048.8
Additions during the year	60,932.7	76,429.4	96,036.1
Proposed dividend	(18,789.2)	(22,281.9)	(27,015.2)
Deductions during the year	(18,952.2)	(26,176.4)	(33,775.1)
Balance at the end of the year	40,077.7	68,048.8	103,294.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statement.
          Rupees in million
	Year ended
	March 31, 2011	March 31, 2012	March 31, 2013
Conversions of loans to shares	4,288.8	8,493.8	1,176.1
Interest paid	192,162.1	248,148.7	284,851.3

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

Advances

The fair values of commercial and consumer loans are estimated by discounting the contractual cash flows using interest rates currently offered on various loan products. The carrying value of certain other loans approximate fair value due to the short-term nature of these loans. The advances are classified as Level 3 instruments in view of absence of any significant market observable data for valuation of these instruments.

Deposits

The carrying amount of deposits with no stated maturity is considered to be equal to their fair value. Fair value of fixed rate time deposits is estimated by discounting contractual cash flows using interest rates currently offered on the deposit products. Fair value estimates for deposits do not include the benefit that results from the low-cost funding provided by the deposit liabilities compared to the cost of alternative forms of funding (core deposit intangibles). The deposits are classified as Level 3 instruments in view of absence of any significant market observable data for valuation of these instruments.

Borrowings

The fair value of the Group’s debt is estimated by discounting future contractual cash flows using appropriate interest rates and credit spreads. The carrying value of certain other borrowings approximates fair value due to the short-term nature of these borrowings. The borrowings are classified as Level 2 instruments in view of the inputs used like interest rates, yield curves, credit spreads, which are available from public sources like Reuters, Bloomberg and Fixed Income Money Markets & Derivatives Association of India.

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
	At March 31, 2012		At March 31, 2013
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Financial assets
Cash and balances with Reserve Bank of India	207,281.8	207,281.8	193,062.0	193,062.0
Balances with banks and money at call and short notice	204,281.1	204,281.1	300,646.5	300,646.5
Investments	2,398,640.9	2,374,621.2	2,556,666.8	2,559,776.2
Advances	2,921,254.2	2,907,641.1	3,299,741.3	3,270,295.8
Other assets	338,275.6	338,275.6	272,741.9	272,741.9
Total	6,070,233.6	6,032,600.8	6,622,858.5	6,596,522.4

Financial liabilities
Interest-bearing deposits	2,460,816.2	2,465,166.0	2,768,000.1	2,787,973.4
Non-interest-bearing deposits	358,688.5	358,688.5	379,705.3	379,705.3
Borrowings1	1,612,966.2	1,607,055.5	1,728,882.2	1,756,133.6
Other liabilities and provisions	1,112,747.2	1,112,747.2	1,146,502.4	1,146,502.4
Total	5,545,218.1	5,543,657.2	6,023,090.0	6,070,314.7
1.	Includes preference share capital with a carrying value of Rs. 3,500.0 million (March 31, 2012: Rs. 3,500.0 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

20.	Differences between Indian GAAP and U.S. GAAP

The consolidated financial statements of the Group are prepared in accordance with Indian GAAP, which differs, in certain significant aspects from U.S. GAAP.

The following tables summarize the significant adjustments to consolidated net income and stockholders’ equity which would result from the application of U.S. GAAP.

1. Net income reconciliation

Rupees in million
	Note	Year ended March 31,
		2011	2012	2013
Consolidated profit after tax as per Indian GAAP excluding minority interests1		60,932.7	76,429.3	96,036.1

Adjustments on account of:

Allowance for loan losses	(a)	10,454.5	2,009.8	(1,349.5)

Business combinations	(b)	(1,671.2)	(1,953.6)	(1,127.4)

Consolidation2	(c)	3,896.7	1,445.5	1,916.6

Valuation of debt and equity securities	(d)	(3,784.8)	(428.2)	2,148.0

Amortization of fees and costs	(e)	(12,358.2)	369.0	9,009.3

Accounting for derivatives	(f)	(174.2)	(982.1)	229.5

Accounting for compensation costs	(g)	(653.5)	(1,714.0)	(1,814.6)

Accounting for securitization	(h)	(87.7)	(377.2)	5.2

Deferred tax benefit/(expense)2	(i)	(2,193.2)	(3,987.8)	(4,001.7)

Others		..	..	..

Total impact of all adjustments		(6,571.6)	(5,618.7)	5,015.4

Net income as per U.S. GAAP attributable to ICICI Bank stockholders		54,361.1	70,810.7	101,051.5
Net income as per U.S. GAAP attributable to non-controlling interests1		345.3	440.6	541.0
Total net income as per U.S. GAAP		54,706.4	71,251.3	101,592.5

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		53.54	66.33	83.29

U.S. GAAP		47.77	61.45	87.64

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		53.25	66.06	82.84

U.S. GAAP		47.52	61.21	87.21

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

1.	Profit attributable to minority interests as per Indian GAAP was Rs. 5,262.7 million (March 31, 2012: Rs. 2,947.0 million and March 31, 2011: Rs. 2,249.3 million).
2.
Includes gain/(loss) of Rs. 483.9 million and Rs. 1,108.4 million for year ended March 31, 2011 and March 31, 2012 respectively in ‘Consolidation’ and Rs. (149.6) million and Rs. (279.7) million for the year ended March 31, 2011 and March 31, 2012 respectively in ‘Deferred taxes benefit/(expense)’ due to retrospective adoption of guidance given in Accounting Standards Update 2010-26 “Financial Services-Insurance (Topic 944):  Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” as issued by the Financial Accounting Standards Board (FASB) in October 2010.

2.  Stockholders’ equity reconciliation

Rupees in million
	Note	At March 31,
		2012	2013

Consolidated net worth as per Indian GAAP excluding minority interests 1		612,765.0	687,624.1

Adjustments on account of:

Allowance for loan losses	(a)	(10,045.4)	(11,394.9)

Business combinations	(b)	32,935.8	31,808.4

Consolidation2	(c)	3,412.4	9,468.8

Valuation of debt and equity securities	(d)	(24,117.6)	(236.9)

Amortization of fees and costs	(e)	(27,580.6)	(20,612.7)

Accounting for derivatives	(f)	2,087.3	2,316.8

Accounting for compensation costs	(g)	865.1	865.1

Accounting for securitization	(h)	602.3	542.5

Deferred taxes2	(i)	21,427.2	10,239.1

Others	(j)	(62.2)	(62.2)

Proposed dividend	(k)	21,228.3	26,007.9

Total impact of all adjustments		20,752.6	48,941.9

ICICI Bank stockholders’ equity as per U.S. GAAP		633,517.6	736,566.0
Non-controlling interests1		2,126.6	1,507.2
Total equity as per U.S. GAAP		635,644.2	738,073.2
1.	Net worth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 17,057.6 million (March 31, 2012: Rs. 14,277.2 million).
2.
Includes cumulative gain/(loss) of Rs. (6,641.1) million in ‘Consolidation’ and Rs. 1,436.5 million in ‘Deferred taxes benefit/(expense)’ at March 31, 2012 due to retrospective adoption of guidance given in Accounting Standards Update 2010-26 “Financial Services-Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” as issued by the Financial Accounting Standards Board (FASB) in October 2010.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

a)	Allowance for loan losses

The differences in the allowance for loan losses between Indian GAAP and U.S. GAAP are primarily on account of:

i
Difference in the discount rates used for computing allowances created on restructured assets, including allowances on certain loans transferred to asset reconstruction companies not accounted for as a sale under U.S. GAAP.

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

Under Indian GAAP, loan accounts subjected to restructuring are upgraded to the standard category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements with the contractual terms and the borrower gets reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. However, the process of up-gradation under U.S. GAAP is not rule-based and the timing of up-gradation may differ across individual loans.

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

Under U.S. GAAP, larger balance, non-homogenous exposures representing significant individual credit exposures (both funded and non-funded), are individually evaluated. The evaluation includes considerations of both qualitative and quantitative criteria, including but not limited to, the account conduct, future prospects, repayment history and financial performance. Loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. In addition to the detailed review of significant individual credit exposures, the Bank also classifies its loans based on the overdue status of each account, based on which a loan is assessed for classification as impaired if principal or interest has remained overdue for more than 90 days. The Bank establishes specific allowances for each impaired larger balance, non-homogenous exposure based on either the present value of expected future cash flows or in case of a collateral dependent loan, the net realizable value of the collateral.

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

Under Indian GAAP, on the maturity or termination of the derivative contracts, any amount due from the counter-party, if not collected within 90 days, is required to be reversed through income statement under Reserve Bank of India guidelines. Under U.S. GAAP, these receivables are analyzed to identify the required provisions in the same manner as individual credit exposures.

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

Under Indian GAAP, the allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. Until November 2008, a general provision ranging from 0.25% to 2.0% was required across various portfolios of standard loans. In November 2008, the Reserve Bank of India changed the provisioning requirement for standard assets to a uniform rate of 0.4% for all standard assets except direct advances to agricultural and the Small and Micro Enterprise sectors, which continued to attract a provisioning requirement of 0.25%. The revised standards were effective prospectively, but the existing provisions held by banks could not be reversed. In November 2009, the Reserve Bank of India increased the provisioning requirement for standard assets in the commercial real estate sector to 1.0%. In March 2010, the Reserve Bank of India increased the standard asset provisioning requirement to 1.0% on (i) loans for infrastructure projects where the date of commencement of commercial operation has been extended beyond two years, for the extended period beyond the two years; and (ii) for non-infrastructure loans where the date of commencement of commercial operations has been extended beyond six months from the original date of commencement of commercial operation, for the extended period beyond the six months. From December 2010, the Reserve Bank of India increased the standard asset provisioning requirement to 2.0% on housing loans, where such loans are made at comparatively lower interest rates for the first years of the loan, after which the rates are reset at higher rates. In May 2011, the Reserve Bank of India increased the standard asset provisioning on restructured loans to 2.0% in the first two years from the date of restructuring. Loans restructured with a moratorium on payment of interest/principal attract a standard asset provision of 2.0% for the period covering the moratorium and two years thereafter. Restructured accounts classified as non-performing advances when upgraded to the standard category carry a provision of 2.0% in the first year from the date of upgradation. In November 2012, Reserve Bank of India increased the standard asset provision on restructured loans from 2.00% to 2.75%.

Under Indian GAAP, the Reserve Bank of India guidelines do not specify the conditions under which the assets may be written-off. The Bank has internal policies for charge off of non-performing loans against loan loss allowances. Loans, including mortgage loans, are generally charged off against allowances when, based on a borrower-specific evaluation of the possibility of further recovery, the Bank concludes that the balance cannot be collected. The Bank evaluates whether a balance can be collected based on the realizable value of collateral, the results of the Bank’s past recovery efforts, the possibility of recovery through legal recourse and the possibility of recovery through settlement. Small-balance homogenous loans other than mortgage loans are generally charged off against allowances after predefined periods of delinquency, as follows:

● Two wheeler loans: overdue for 1 continuous year
● Unsecured small value personal loans: overdue for 1 continuous year
● Credit card receivables: overdue for 4 continuous years
● Other consumer loans: overdue for 5 continuous years

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

Rupees in million
Reconciling items	Year ended March 31,
	2011	2012	2013
Differences due to provision on loans classified as troubled debt restructuring under U.S. GAAP (includes cases transferred to asset reconstruction company)	1,157.2	2,976.4	3,913.0

Differences due to provisions on loans classified as other impaired under U.S. GAAP1	12,220.5	(260.1)	(4,982.6)

Differences due to provisions created on performing assets	(2,923.2)	(706.5)	(279.9)

Total difference in allowance for loan losses	10,454.5	2,009.8	(1,349.5)
1. Includes provision on smaller balance homogeneous loans.

The differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, as described above, result in timing differences in the recognition of such losses. The favorable impact on allowances under U.S. GAAP in fiscal 2011 was primarily due to these timing differences. The primary reason for differences in provisions on other impaired loans in fiscal 2011 was the provision on the Bank’s smaller balance, homogenous loans. During fiscal 2008 and fiscal 2009, the Bank experienced high additions in its non-performing smaller balance, homogenous loans. This resulted in higher loan loss allowances under U.S. GAAP in those years as compared to Indian GAAP due to differences in provisioning methodology. During fiscal 2010 and fiscal 2011, the additions to non-performing loans in the Bank’s retail portfolio were lower in comparison to fiscal 2009. Due to the age of previously classified non-performing loans, the provision requirement under Indian GAAP was increasing from fiscal 2008 till fiscal 2011; however the allowances under U.S. GAAP had already been made in the initial years during this period based on estimated probable losses and those estimates of probable losses did not increase as significantly during these years. Accordingly, the allowance for loan losses resulted in a favorable impact on net income under US GAAP in fiscal 2011.

During fiscal 2012 and 2013, there was a sharp reduction in provision on the Bank’s smaller balance, homogenous loans under Indian GAAP primarily due to a sharp reduction in additions to non-performing loans in the retail portfolio since fiscal 2011. Hence, unlike in fiscal 2011 when there was a significant favorable impact on allowance under US GAAP, there was no such significant impact in fiscal 2012 and fiscal 2013 on small balance homogenous loans. During fiscal 2013, there was higher provision on commercial loans under US GAAP as compared to Indian GAAP due to higher additions to non-performing loans during the year.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Provision on performing loans was higher under U.S. GAAP in fiscal 2011, primarily due to loans acquired from erstwhile Bank of Rajasthan, which were not assigned ratings based on internal framework of the Bank at March 31, 2011. The Bank makes higher provisions under U.S. GAAP on its unrated loans. During fiscal 2012, the Bank completed the rating process for a substantial part of the loan portfolio in value, as acquired from erstwhile Bank of Rajasthan and outstanding at March 31, 2012.

The cumulative provisions under U.S. GAAP at March 31, 2013 continue to be higher than the cumulative provisions held under Indian GAAP as shown in the statement of stockholders’ equity reconciliation.

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

During fiscal 2011, ICICI Bank acquired Bank of Rajasthan Limited through exchange of common stock. The acquisition of the Bank of Rajasthan Limited was accounted for under Indian GAAP as per the Reserve Bank of India approved scheme of merger. Under Indian GAAP, the purchase consideration was determined to be Rs. 341.8 million based on the paid-up value of common stock issued. Under U.S. GAAP, the purchase consideration was determined as the fair value of total consideration transferred, based on ASC Topic 805, at Rs. 32,929.6 million. The impact of this, and some other non-significant factors relating to the accounting of business combinations, resulted in an increase in reconciliation differences of Rs. 32,682.7 million in stockholders’ equity reconciliation due to accounting of business combinations for acquisition of Bank of Rajasthan in fiscal 2011. Under U.S. GAAP, goodwill of Rs. 27,120.9 million and definite life intangibles of Rs. 3,898.0 million have been created. The acquisition of the Bank of Rajasthan was determined not to have been a material acquisition based on the Regulation S-X criteria. Under Indian GAAP, no goodwill and intangible assets were recognized as per scheme of merger approved by the Reserve Bank of India. Under U.S. GAAP goodwill and intangible assets were recognized based on purchase method of accounting under ASC 805.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under U.S. GAAP subsequent to the adoption of ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2013.

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
Rupees in million
Reconciling items	Year ended March 31,
	2011	2012	2013
Amortization of intangibles	(1,303.7)	(1,692.3)	(961.9)
Others	(367.5)	(261.3)	(165.5)
Total difference in business combinations	(1,671.2)	(1,953.6)	(1,127.4)

c)	Consolidation

The differences on account of consolidation are primarily on account of:

1.	Consolidation of insurance subsidiaries;
2.	Equity affiliates and majority owned subsidiaries; and
3.	Consolidation of variable interest entities.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
Reconciling items	Year ended March 31,
	2011	2012	2013
Profit/(loss) as per U.S. GAAP for insurance subsidiaries (1)	5,979.2	9,470.6	20,451.5
Less: Profit/(loss) as per Indian GAAP for insurance subsidiaries	7,272.8	9,678.0	18,016.1
Net reconciliation difference for insurance subsidiaries (2)	(1,293.6)	(207.4)	2,435.4
Profit/(loss) from insurance subsidiaries attributable to the Group(3)	(857.0)	(133.9)	1,788.4
Profit/(loss) from equity affiliates and majority owned subsidiaries	345.1	(1,061.8)	(1,025.0)
Profit/(loss) on consolidation of variable interest entities and special purpose entities(4)	4,408.6	2,641.2	1,153.2
Total differences in consolidation	3,896.7	1,445.5	1,916.6
1.
Includes the impact of retrospective adoption of guidance given in Accounting Standards Update 2010-26 “Financial Services-Insurance (Topic 944):  Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” as issued by the Financial Accounting Standards Board (FASB) in October 2010.

2.	Represents total differences in profit/(loss) between Indian GAAP and U.S. GAAP for life insurance and general insurance subsidiaries, as noted separately below.
3.
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

4.	Does not include any amount that is attributable to non-controlling interest holders.

The following table sets forth, for the periods indicated, the significant differences between Indian GAAP and U.S. GAAP in case of the life insurance subsidiary.

Rupees in million
Reconciling items	Year ended March 31,
	2011	2012	2013
Profit/(loss) as per Indian GAAP	8,076.2	13,841.3	14,958.3
Adjustments on account of
Difference in statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost (1)	1,224.9	3,028.0	3,905.9
Actuarial reserves on lapsed policies	(2,509.4)	(1,986.0)	(3,114.7)
Compensation costs	(54.5)	(74.2)	22.9
Unrealized gain/(loss) on trading portfolio of participating funds	(407.0)	(866.3)	1,577.5
Deferred taxes(1)	145.4	(129.3)	(897.5)
Others	(3.0)	(2.9)	(3.0)
Profit/(loss) as per U.S. GAAP	6,472.6	13,810.6	16,449.4
1.
Includes gain/(loss) of Rs. 636.7 million and Rs. 1,468.9 million for year ended March 31, 2011 and March 31, 2012 respectively due to retrospective adoption of guidance given in Accounting Standards Update 2010-26 “Financial Services-Insurance (Topic 944):  Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” as issued by the Financial Accounting Standards Board (FASB) in October 2010.

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

Amortization of deferred acquisition cost

Under Indian GAAP, acquisition cost is charged to the revenue account in the year in which it is incurred whereas under U.S. GAAP, the same is deferred over the policy term. The deferred acquisition costs are amortized in proportion to premium revenue recognition for traditional insurance products and based on the present value of estimated gross profits (EGP) for unit linked and universal life products. Under U.S. GAAP, till fiscal 2012, the expenses that varied with and were primarily related to the acquisition of new business were carried as deferred acquisition cost. This deferred acquisition cost was capitalized and amortized in accordance with ASC Topics 944-30-30, 944-30-35 and 944-30-45. During fiscal 2013, the life insurance subsidiary has adopted the guidance given in Accounting Standards Update 2010-26 “Financial Services-Insurance (Topic 944):  Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” as issued by the Financial Accounting Standards Board (FASB) in October 2010. This guidance modifies the definition of the types of costs incurred by insurance entities that can be capitalized in the acquisition of new and renewal contracts. Accordingly, only certain acquisition costs specified in Accounting Standards Update 2010-26 can be deferred that are related directly to the successful acquisition of new or renewal insurance contracts. The Update also gives guidance on criteria for capitalization of portion of the employee’s total compensation and other costs related directly to the acquired contracts.

The life insurance subsidiary has applied the new guidance retrospectively with effect from April 1, 2010. Consequently, certain acquisition costs previously capitalized by the subsidiary are no longer eligible for deferment, which include portion of compensation paid to frontline staff and certain policy issuance processing costs. As a result of adoption of the new guidance, the cumulative effect of adjustment was a decrease in the shareholders’ equity of life insurance subsidiary at April 1, 2010 amounting to Rs. 11,009.4 million, of which the decrease attributable to the Group was Rs. 8,134.8 million.

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

iv)  Unrealized loss/(gain) on trading portfolio of participating funds

Under Indian GAAP, accounting for investments is in accordance with the guidelines issued by the Insurance Regulatory and Development Authority, which do not allow the unrealized gain to be routed through the revenue account except in the case of linked businesses. Under U.S. GAAP, as per the requirements of FASB ASC Topic 320 “Investments-Debt and Equity Securities”, unrealized loss/(gain) on investments classified as held for trading is taken to the revenue account.

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

Rupees in million
Reconciling items	Year ended March 31,
	2011	2012	2013
Profit as per Indian GAAP	(803.4)	(4,163.3)	3,057.8
Adjustments on account of
Provision for re-insurance commission	835.5	(271.4)	(1,543.2)
Amortization of deferred acquisition costs(1)	(314.4)	(17.2)	503.5
Premium deficiency	(405.3)	(606.2)	1,205.8
Compensation costs	(58.8)	(108.6)	(9.1)
Deferred taxes(1)	270.6	1,800.5	(235.1)
Others	(17.6)	(973.8)	1,022.4
Profit/(Loss) as per U.S. GAAP	(493.4)	(4,340.0)	4,002.1
1.
Includes gain/(loss) of Rs. 18.3 million and Rs. 32.1 million for the year ended March 31, 2011 and March 31, 2012 due to retrospective adoption of guidance given in Accounting Standards Update 2010-26 “Financial Services-Insurance (Topic 944):  Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” as issued by the Financial Accounting Standards Board (FASB) in October 2010.

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

ii) Amortization of deferred acquisition costs

Under Indian GAAP, acquisition cost is charged as expense to the revenue account in the year in which it is incurred whereas under U.S. GAAP the same is capitalized and charged to expense in proportion to premium revenue recognized. Under U.S. GAAP, till fiscal 2012, the expenses that varied with and were primarily related to the acquisition of new business were carried as deferred acquisition cost. This deferred acquisition cost was capitalized and amortized in accordance with ASC Topics 944-30-30, 944-30-35 and 944-30-45. During fiscal 2013, the general insurance subsidiary has adopted the guidance given in Accounting Standards Update 2010-26 “Financial Services-Insurance (Topic 944):  Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” as issued by the Financial Accounting Standards Board (FASB) in October 2010. This guidance modifies the definition of the types of costs incurred by insurance entities that can be capitalized in the acquisition of new and renewal contracts. Accordingly, only certain acquisition costs specified in Accounting Standards Update 2010-26 can be deferred that are related directly to the successful acquisition of new or renewal insurance contracts. The Update also gives guidance on criteria for capitalization of portion of the employee’s total compensation, other costs related directly to the acquired contracts.

The general insurance subsidiary has applied the new guidance retrospectively with effect from April 1, 2010. Consequently, certain acquisition costs previously capitalized by the subsidiary are no longer eligible for deferment. As a result of adoption of the new guidance, the cumulative effect of adjustment was a decrease in the shareholders’ equity of general insurance subsidiary at April 1, 2010 amounting to Rs. 134.2 million of which the decrease attributable to the Group was Rs. 98.7 million.

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

A premium deficiency is recognized by first charging un-amortized acquisition costs to expense, to the extent required to eliminate the deficiency. If the premium deficiency is greater than un-amortized acquisition costs, a liability for the excess deficiency is required to be accrued.

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

Under Indian GAAP, the Group has not consolidated certain entities in which investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall” or have been accounted for as equity affiliates in accordance with FASB ASC Subtopic 323-10, “Investments – Equity Method and Joint Ventures”. Under Indian GAAP, through fiscal 2011, 3i Infotech Limited was not consolidated because the investment is intended to be temporary. During fiscal 2012, loans from 3i Infotech Limited were restructured and as per the restructuring scheme a certain portion of the loans provided by ICICI Bank to 3i Infotech Limited was converted to equity shares. Based on the continued intention to reduce the stake below 20% and severe long term restrictions on 3i Infotech Limited under debt restructuring scheme which impair the ability of 3i Infotech Limited to transfer funds to its investee, the results of 3i Infotech Limited were not consolidated in  Indian GAAP. However, under U.S. GAAP, this entity has been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investments – Equity Method and Joint Ventures”. The loss pick up for 3i Infotech for the year ended March 31, 2013 and March 31, 2012 amounted to Rs. 1,423.4 million and Rs. 864.6  million respectively under U.S. GAAP.

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

The Bank recognized a gain of Rs. 3,102.6 million and Rs. 4,529.9 million for the year ended March 31, 2012 and for the year ended March 31, 2011 respectively under U.S. GAAP, but not under Indian GAAP, due to higher loan loss recognized under Indian GAAP. However, provisions on loan losses declined in fiscal 2013 under Indian GAAP during fiscal 2013, resulting in lower gain of Rs. 1,411.4 million under U.S. GAAP.  The Bank had made higher provisions and recognized lower profits under U.S. GAAP in earlier years. However, the cumulative impact of securitization accounting under U.S. GAAP continues to result in lower stockholder’s equity as compared to Indian GAAP as of March 31, 2013.

The Bank has extended loans to overseas entities, to enable borrowing for secondary market purchase of Foreign Currency Convertible Bonds (FCCBs) issued by Indian companies, in accordance with the contractual terms. These entities pay fees/interest, including certain fees linked to sale/ redemption value of these FCCBs, to the Bank. The Bank has recorded a loss of Rs. 258.1 million and Rs. 461.4 million under U.S. GAAP for the year ended March 31, 2013 and for the year ended March 31, 2012 respectively due to consolidation of these VIEs.

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

Under Indian GAAP, premium over the face value of fixed rate and floating rate securities under held to maturity category is amortized over the remaining period to maturity on an effective constant yield basis and straight line basis respectively. Any premium over the face value of fixed rate and floating rate investments in government securities classified under available for sale category is amortized over the remaining period to maturity on constant yield basis and straight line basis respectively. Under U.S. GAAP, the income as per interest method is arrived by amortization/accrual of premium/discount on the face value of debt securities over the remaining period to maturity on a continuous compounding yield basis, except treasury bills, commercial papers and certificates of deposit. The premium/discount on the face value of treasury bills, commercial papers and certificates of deposits is amortized/accrued over the remaining period to maturity on a constant yield basis.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for valuation of debt and equity securities under Indian GAAP and U.S. GAAP.
                                                                                                                                                                          Rupees in million
Reconciling items	Year ended March 31,
	2011	2012	2013
Impact of differences in mark-to-market accounting for held for trading and available for sale securities	2,793.4	1,085.6	1,771.9
Other than temporary impairment on AFS securities under U.S. GAAP	(4,009.5)	(5,038.3)	(2,633.9)
Unrealized gain/loss in venture funds recognized in reserve & surplus under Indian GAAP, which is accounted for in net income under U.S. GAAP	(220.9)	365.6	91.7
Impact of currency revaluation on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in other comprehensive income under U.S. GAAP	(2,811.1)	1,066.3	933.8
Others	463.3	2,092.6	1,984.5
Total	(3,784.8)	(428.2)	2,148.0

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Retirement benefit cost

Under Indian GAAP, Accounting Standard 15 (revised 2005) mandates all actuarial gain/loss to be recognized on the balance sheet of the enterprise in the year in which they arise through suitable credit/debit in the profit and loss account of the year. Under U.S. GAAP, actuarial gains/losses are accounted in Other Comprehensive Income. Subsequently cumulative actuarial gain/loss lying in the Other Comprehensive Income which is over and above 10% corridor is amortized through profit and loss account.

 The following table sets forth, for the periods indicated, the differences in net income arising from accounting for amortization of fees and costs under Indian GAAP and U.S. GAAP.
Rupees in million
Reconciling items	Year ended March 31,
	2011	2012	2013
Loan origination fees and costs	(12,409.1)	(1,915.5)	6,797.0
Retirement benefit costs	165.1	2,224.9	2,021.8
Amortization of other costs	(114.2)	59.6	190.6
Total differences in amortization of fees and costs	(12,358.2)	369.0	9,009.3

The amortization of loan origination fees and costs resulted in higher income under US GAAP as compared to Indian GAAP by Rs. 6,797.0 million in fiscal 2013 as compared to lower income  of Rs.1,915.5 million in fiscal 2012 and Rs. 12,409.1 million in fiscal 2011. Under U.S. GAAP, the net impact of fees and costs amortization was higher in fiscal 2011 primarily due to higher loan origination fees booked during fiscal 2011.

The loan origination fees declined in fiscal 2012 as compared to fiscal 2011 resulting in lower impact in fiscal 2012. The income under US GAAP was also positively impacted due to higher amortization of previous years’ cumulative unamortized fees during fiscal 2012.

 The loan origination fees further declined and amortization of previous years’ cumulative unamortized fees increased in fiscal 2013 resulting in significant positive impact under US GAAP during fiscal 2013.

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

g)  Accounting for compensation cost

FASB ASC Topic 718, “Compensation – stock compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values. Under Indian GAAP, the Group follows the intrinsic value method to account for its stock-based employees’ compensation plans. Compensation cost is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The Group has not created deferred tax on employee stock options.

The Indian Finance Act, 2005 imposed an additional income tax on companies called fringe benefit tax. Companies were deemed to have provided fringe benefits to the employees if certain defined expenses were incurred. The Finance Act, 2007 introduced fringe benefit tax on employees’ stock options. Subsequently, Finance (No. 2) Act, 2009 abolished fringe benefit tax with effect from fiscal 2010. Under Indian GAAP, the Bank accounted for the recovery of fringe benefit tax from its employees as an offset against the corresponding expenses. As required under U.S. GAAP, the effect of fringe benefit tax was considered in determining the fair value of the options on the date of grant.

h)  Accounting for securitization

Under U.S. GAAP, the Group accounts for gain on sale of loans securitized at the time of sale in accordance with FASB ASC Topic 860, “Transfers and Servicing”. As per ASC Topic 860, any gain or loss on the sale of the financial asset is accounted for in the income statement at the time of the sale. Under Indian GAAP, with effect from February 1, 2006, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. With effect from May 7, 2012, the profit/premium arising from securitisation is amortised over the life of the transaction based on the method prescribed by Reserve Bank of India. Net loss arising on account of the sell-down securitization and direct assignment of loan assets is recognized at the time of sale. Further, the securitization transactions of mortgage loans by Bank’s Canadian subsidiary do not qualify as sale transactions under Indian GAAP. Under U.S. GAAP, these securitization transactions have been accounted for as transfers as these satisfy the derecognition criteria under ASC Topic 860 “Transfers and Servicing”.

After implementation of FAS 166 from April 1, 2010, certain transactions, which are qualified as securitization transactions under Indian GAAP, do not qualify as securitization under U.S. GAAP. See note 21(a) on “Securitizations and variable interest entities”.

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

The following table sets forth, for the periods indicated, the components of deferred tax in net income reconciliation.
Rupees in million
Reconciling items	Year ended March 31,
	2011	2012	2013
Deferred tax on undistributed earnings of subsidiaries and affiliates	424.0	(705.1)	(755.3)
Application of enacted tax rates in force at balance sheet date	(162.2)	(1,016.9)	(1,126.9)
Deferred tax on unabsorbed depreciation or carried forward losses	--	--	395.1
Tax impact of all U.S. GAAP adjustments over Indian GAAP	(2,455.0)	(2,265.8)	(2,514.6)
Total differences in deferred taxes	(2,193.2)	(3,987.8)	(4,001.7)

At March 31, 2013, the positive difference in the stockholders’ equity was Rs. 10,239.1 million (March 31, 2012: Rs. 21,427.2 million), of which Rs. 3,454.6 million was due to deferred tax on undistributed earnings of subsidiaries/affiliates, Rs. (1,126.9) million was due to enacted tax rates, Rs. 395.1 million was due to deferred tax on carried forward losses and Rs. 7,516.3 million was due to tax impact of other U.S. GAAP adjustments over Indian GAAP (March 31, 2012: Rs. 4,998.7 million, Nil, Nil and Rs. 16,428.5 million respectively).

j)  Dividend

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

Uses of Special Purpose Entities (SPEs)

The Group deals with some SPEs which were created to fulfill limited purposes as specified in their governing documents. The primary purpose of these SPEs is to receive contributions from investors for buying assets from the transferor, hold such purchased assets on behalf of the contributors to the trust and making regular payments to the investors from the proceeds of purchased assets. These SPEs have been organized mainly in the legal forms of trusts. In a securitization, the company transferring assets to a SPE converts all (or a portion) of those assets into cash before they would have been realized in the normal course of business, through the SPE’s issuance of debt and equity instruments, certificates, commercial paper and other notes of indebtedness, which are recorded on the balance sheet of the SPE and not reflected in the transferring company’s balance sheet, assuming applicable accounting requirements are satisfied. Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as a collateral account or over-collateralization in the form of excess assets in the SPE, a line of credit, or from a liquidity facility, such as liquidity put option or asset purchase agreement. FASB issued accounting standards effective April 1, 2010, whereby the Group  is required to consolidate certain of these trusts with which it  had involvement and which had earlier been exempted from consolidation being Qualified Special Purpose Entities. In accordance with SFAS 167 (now codified as ASC 810-10), the Group consolidated these entities by initially measuring the assets, liabilities, and non-controlling interests of former QSPEs at their carrying values (the amounts at which the assets, liabilities, and non-controlling interests would have been carried in the consolidated financial statements, if the Group had always consolidated these former Qualified Special Purpose Entities). Further, SFAS 166 (now codified under ASC 810-10) required certain asset transfers, including transfers of portions of assets that would have been considered sales under SFAS 140, to be considered secured borrowings

Variable Interest Entities

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

The following table sets forth the Group’s involvement with consolidated and unconsolidated VIEs in which the Group holds significant variable interests at March 31, 2013.
 Rupees in million
Particulars	Significant investment in unconsolidated VIEs	Investment in consolidated VIEs	Total investment in VIE assets (gross assets)
Funded
Mortgaged backed securitizations	..	10,714.3	10,714.3
Asset backed securitizations	..	1,241.6	1,241.6
Loans	..	2,994.2	2,994.2
Total funded	..	14,950.1	14,950.1
Non-funded
Mortgaged backed securitizations	..	..	..
Asset backed securitizations	..	5,835.8	5,835.8
Others	..	..	..
Total non-funded	..	5,835.8	5,835.8
Total	..	20,785.9	20,785.9

The following table sets forth the Group’s involvement with consolidated and unconsolidated VIEs in which the Group holds significant variable interests at March 31, 2012.
 Rupees in million
Particulars	Significant investment in unconsolidated VIEs	Investment in consolidated VIEs	Total investment in VIE assets (gross assets)
Funded
Mortgaged backed securitizations	..	12,686.9	12,686.9
Asset backed securitizations	..	2,946.9	2,946.9
Loans	..	..	..
Total funded	..	15,633.8	15,633.8
Non-funded
Mortgaged backed securitizations	..	..	..
Asset backed securitizations	..	9,602.8	9,602.8
Others	..	..	..
Total non-funded	..	9,602.8	9,602.8
Total	..	25,236.6	25,236.6

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

The following table sets forth the carrying amounts and classification of the consolidated assets and liabilities at March 31, 2013, in respect of VIEs and SPEs where the Group is primary beneficiary. The liabilities of the consolidated VIE are to be met from the proceeds of the consolidated assets and other support provided by the Bank in the form of credit enhancements and liquidity facilities. The creditors of the consolidated VIEs do not have recourse to the general credit of the Group.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

 Rupees in million
Particulars	At March 31, 2012	At March 31, 2013
Cash	92.5	96.9
Investments	2,950.9	2,033.9
Total loans	10,225.2	8,557.3
Others	74.4	5.6
Total assets	13,343.0	10,693.7
Borrowings	9,326.5	7,136.6
Other liabilities	107.7	111.3
Total liabilities	9,434.2	7,247.9

b)  Investments

The following table sets forth the portfolio of investments classified as held for trading:
                                                                                                                                                              Rupees in million
Debt securities	At March 31, 2012	At March 31, 2013
Government securities	49,843.0	72,982.6
Other debt securities	156,282.0	213,233.0
Total debt securities	206,125.0	286,215.6
Equity shares	325.2	146.8
Mutual funds	2.2	..
Total	206,452.4	286,362.4

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale:

  Rupees in million
	At March 31, 2013
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value

Available for sale
Corporate debt securities	184,641.5	4,079.7	(721.9)	187,999.3
Government securities	964,069.9	7,968.1	(8,264.9)	963,773.1
Other securities	113,263.4	1,232.8	(2,849.9)	111,646.3
Total debt securities	1,261,974.8	13,280.6	(11,836.7)	1,263,418.7
Equity securities	6,338.6	176.9	(203.2)	6,312.3
Other securities	13,280.8	344.9	(400.6)	13,225.1
Total	1,281,594.2	13,802.4	(12,440.5)	1,282,956.1

Rupees in million
	At March 31, 2012
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value

Available for sale
Corporate debt securities	255,778.1	3,397.0	(2,676.4)	256,498.7
Government securities	928,207.7	314.9	(21,412.3)	907,110.3
Other securities	39,724.0	679.5	(2,740.2)	37,663.3
Total debt securities	1,223,709.8	4,391.4	(26,828.9)	1,201,272.3
Equity securities	4,567.4	270.5	(22.3)	4,815.6
Other securities	34,563.8	211.6	(456.0)	34,319.4
Total	1,262,841.0	4,873.5	(27,307.2)	1,240,407.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Group’s investments portfolio also contains investments held by its venture capital subsidiaries and investment in non-readily marketable securities and investment in affiliates. The fair value of investments held by the venture capital subsidiaries was Rs. 1,167.2 million and Rs. 1,886.4 million at March 31, 2013 and March 31, 2012 respectively. Non-readily marketable securities primarily represent securities acquired as a part of project financing activities or conversion of loans in debt restructurings. The investment in non-readily marketable securities and investment in affiliates was Rs. 61,208.2 million and Rs. 48,853.2 million at March 31, 2013 and March 31, 2012 respectively.

c)  Fair value measurements

The Group adopted FASB ASC Topic 820 “Fair Value Measurements and Disclosures” effective April 1, 2008. The Group determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820. The standard describes three levels of inputs that may be used to measure fair value.

Level 1

Valuation is based upon unadjusted quoted prices of identical instruments traded in active markets. The instruments that have been valued based upon such quoted prices include traded equity shares, mutual funds, government securities, corporate bonds, certificate of deposits, commercial papers, futures and spots.

Level 2

Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from valuation models which use significant inputs that are observable in active markets. Inputs used include interest rates, yield curves, volatilities, credit spreads, which are available from public sources like Reuters, Bloomberg and Fixed Income Money Markets & Derivatives Association of India.

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

India-linked non-Rupee denominated bonds price is valued by discounting cash flows using rates published by Fixed Income Money Markets & Derivatives Association of India spreads corresponding to the domestic ratings of the issuer (capped at international sovereign rating). Some bonds and asset backed

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements commercial paper have been valued at amortized cost net of impairment or based on prices available from Bloomberg which are developed using internal estimates and assumptions. A reduction in the expected cash flows of these instruments will adversely impact the value of these bonds. Similarly an increase in the interest rates or credit spreads will have an adverse impact on the value of these bonds. The value of retained interest in securitizations in Bank’s Canadian subsidiary, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, is similarly impacted by the amount and timing of cash flows from the underlying mortgage assets.

The Group has valued the India linked credit derivatives at a combination of market quotes and cash flow discounting using spreads published by Fixed Income Money Markets & Derivatives Association of India corresponding to the domestic ratings of the issuer which is then adjusted with the additional credit spread mark ups depending on the liquidity of such financial instruments. Venture fund units and security receipts are valued at the net asset value received from the funds and the asset reconstruction companies (ARCs). The funds and ARCs make a number of assumptions with regard to various variables to arrive at the net asset values. In case of private equity investments, the inputs used include the valuation multiples for comparable listed companies and adjustments for illiquidity and other factors.

The valuation of Indian pass through certificates is dependent on the estimated cash flows that the underlying trust would pay out. The trust/originator makes a number of assumptions with regard to various variables to arrive at the estimated flows. The cash flow schedule received from the trust is discounted at the base yield curve rates and credit spreads published by Fixed Income Money Markets & Derivatives Association of India at month ends. Accordingly, these instruments are classified as Level 3 instruments. A reduction in the estimated cash flows of these instruments will adversely impact the value of these certificates. A change in the timing of these estimated cash flows will also impact the value of these certificates.

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2013 and the level of inputs used to measure those products.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
Description	Level 1	Level 2	Level 3	Total

Investments
Equity securities	5,137.9	..	1,968.5	7,106.4
Government debt securities	55,767.2	980,988.5	..	1,036,755.7
Corporate debt securities	76,865.3	169,101.9	3,531.5	249,498.7
Mortgage and other asset backed securities	8,724.1	189.6	67,690.3	76,604.0
Funded credit derivatives	..	..	803.5	803.5
Others	75,042.7	120,880.4	3,794.3	199,717.4
Total investments	221,537.2	1,271,160.4	77,788.1	1,570,485.7
Derivatives1 (positive mark-to-market)
Interest rate derivatives1	..	49,783.1	326.2	50,109.3
Currency derivatives (including foreign exchange derivatives)2	554.2	81,984.5	1.4	82,540.1
Equity derivatives	..	..	..	..
Un-funded credit derivatives	..	..	109.5	109.5
Total positive mark-to-market	554.2	131,767.6	437.1	132,758.9
Derivatives1 (negative mark-to-market)
Interest rate derivatives1	..	(23,471.7)	(324.6)	(23,796.3)
Currency derivatives (including foreign exchange derivatives)2	(819.6)	(79,050.4)	(1.4)	(79,871.4)
Equity derivatives	..	..	..	..
Un-funded credit derivatives	..	..	(76.6)	(76.6)
Total negative mark-to-market	(819.6)	(102,522.1)	(402.6)	(103,744.3)
Borrowing
Bonds		(349,276.4)	..	(349,276.4)
Total borrowings		(349,276.4)	..	(349,276.4)
1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

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

For certain products, the valuations based solely on market participant quotes/spreads were considered inadequate due to relatively inactive markets and hence alternative valuation methodology has been used. The market for these instruments remains illiquid as on March 31, 2013 and the sole reliability of market quotes remain inadequate as on the reporting date. Bonds which have been identified as illiquid and are valued based on the prices of similar assets or at a weighted average price derived from market quotes and valuation models have been classified as Level 2 or Level 3 instruments based on inputs used in valuation.

Transfers between Levels of the fair value hierarchy

Corporate bonds of Rs. 80.9 million were transferred from Level 1 to Level 2 as these securities were valued based on internal valuation using market observable inputs at March 31, 2013 as compared to valuation based on quoted price at March 31, 2012. Corporate bonds of Rs. 1,228.4 million were transferred from Level 2 to Level 1 as these securities were valued based on quoted price at March 31, 2013 as compared to valuation based on internal valuation model using market observable inputs at March 31, 2012.

Equity shares of Rs. 1.6 million were transferred from Level 3 to Level 1 as these securities were valued based on quoted price at March 31, 2013. Investment in bonds of Rs. 2,473.4 billion were transferred from Level 2 to Level 3 as these securities were valued based on using internal estimates and assumptions.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2013.

                                                                                                                               Rupees in million
	Investments
Description	Equity securities	Corporate debt securities	Mortgage and other asset backed securities		Funded credit derivatives	Others	Total
Beginning balance at April 1, 2012	524.2	3,572.7	6,525.4		1,484.2	3,938.2	16,044.7
Total gains or losses (realized/unrealized)
-Included in earnings	114.2	(454.9)	..		23.7	102.2	(214.8)
-Included in other comprehensive income	6.2	61.8	(0.2)		..	136.2	204.0
Purchases/additions	1,337.0	375.3	65,238.8	1	..	569.9	67,521.0
Sales	(11.9)	(46.1)	..		..	(952.2)	(1,010.2)
Issuances	..	..	1,687.3		..	..	1,687.3
Settlements	..	(2,637.6)	(5,884.8)		(788.7)	..	(9,311.1)
Transfers in Level 3	..	2,473.3	..		..	..	2,473.3
Transfers out of Level 3	(1.6)	..	..		..	..	(1.6)
Foreign currency translation adjustment	0.4	187.0	123.8		84.3	..	395.5
Ending balance at March 31, 2013	1,968.5	3,531.5	67,690.3		803.5	3,794.3	77,788.1

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	116.8	..	..		23.7	..	140.5
1.	Includes India- linked asset backed securities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2013.

Rupees in million
	Derivatives
Description	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2012	(20.0)	..	..	(34.8)	(54.8)
Total gains or losses(realized/unrealized)
-Included in earnings	(44.4)	..	..	20.6	(23.8)
-Included in other comprehensive income	..	..	..	..	..
Purchases	..	..	..	..	..
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	71.2	..	..	47.1	118.3
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	..	..	..	..	..
Foreign currency translation adjustment	(5.2)	..	..	..	(5.2)
Ending balance at March 31, 2013	1.6	..	..	32.9	34.5

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(44.4)	..	..	20.6	(23.8)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2012.

                                                                                                                               Rupees in million
	Investments
Description	Equity securities	Corporate debt securities	Mortgage and other asset backed securities	Funded credit derivatives	Others	Total
Beginning balance at April 1, 2011	1,758.6	2,957.3	7,532.7	17,692.0	3,105.5	33,046.1
Total gains or losses (realized/unrealized)
-Included in earnings	(138.1)	26.8	..	29.5	(11.5)	(93.3)
-Included in other comprehensive income	90.1	..	(9.2)	..	(269.8)	(188.9)
Purchases	0.5	258.7	..	..	1,383.9	1,643.1
Sales	(63.9)	(4.6)	..	..	(269.9)	(338.4)
Issuances	..	..	1,016.0	..	..	1,016.0
Settlements	..	(52.3)	(2,266.1)	(16,963.6)	..	(19,282.0)
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	(1,133.3)	..	..	..	..	(1,133.3)
Foreign currency translation adjustment	10.3	386.8	252.0	726.3	..	1,375.4
Ending balance at March 31, 2012	524.2	3,572.7	6,525.4	1,484.2	3,938.2	16,044.7

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(2.3)	37.9	..	88.3	..	123.9

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Group holds investments in certain venture funds and security receipts. The fair value of these investments has been estimated using the Net Asset Value per unit as declared by such investee entities. The Bank invests in these securities for the purposes of liquidity management, gains through appreciation in value of units and improvement in recoveries on non-performing assets. While certain units provide for redemption facility at relatively short notice, the venture funds units and security receipts operate under certain restrictions as to redemption and the cash flow from these investments is expected to happen upon liquidation of the underlying assets. A reduction in the estimated cash flows from the underlying assets or delays in collection of estimated cash flows will adversely impact the net asset values and therefore the fair value of these investments.

The following table sets forth, for the period indicated, the details of investments which are fair valued based on the net asset value considered as Level 3 inputs.
          Rupees in million
	At March 31,
	2012	2013
Description of securities	Fair value	Fair value
Security receipt	597.6	615.7
Venture fund units	2,528.9	2,640.8
Total	3,126.5	3,256.5

d)  Loans

The following table sets forth the recorded investment in restructured loans at March 31, 2013.
 Rupees in million
	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	122,029.6	33,979.2	36,884.0	158,913.6
Consumer loans	9,864.3	7,581.0	..	9,864.3
Lease financing	..	..	..	..
Total	131,893.9	41,560.2	36,884.0	168,777.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements
The following table sets forth the recorded investment in restructured loans at March 31, 2012.
Rupees in million
	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	112,517.3	40,223.4	32,310.1	144,827.4
Consumer loans	13,344.0	7,513.2	150.6	13,494.6
Lease financing	..	..	..	..
Total	125,861.3	47,736.6	32,460.7	158,322.0

The following table sets forth the recorded investment in other impaired loans at March 31, 2013.
 Rupees in million
	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	52,085.4	28,182.8	39,690.7	91,776.1
Consumer loans	53,504.8	43,898.2	..	53,504.8
Lease financing	..	..	..	..
Total	105,590.2	72,081.0	39,690.7	145,280.9

The following table sets forth the recorded investment in other impaired loans at March 31, 2012.
 Rupees in million
	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	28,433.9	16,700.7	15,417.6	43,851.5
Consumer loans	74,612.7	62,281.6	..	74,612.7
Lease financing	..	..	..	..
Total	103,046.6	78,982.3	15,417.6	118,464.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2013.
                                                                                                       Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	33,979.2	1.6	..	33,980.8
Allowance for loan losses: collectively evaluated for impairment	..	7,579.4	..	7,579.4
Allowance for loan losses: loan acquired with deteriorated credit quality	..	..	..	..
Total	33,979.2	7,581.0	..	41,560.2
Recorded financing receivables
Individually evaluated for impairment	158,913.6	246.9	..	159,160.5
Collectively evaluated for impairment	..	9,617.4	..	9,617.4
Loan acquired with deteriorated credit quality	..	..	..	..
Total	158,913.6	9,864.3	..	168,777.9

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2012.
                                                                                                       Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	40,223.4	..	..	40,223.4
Allowance for loan losses: collectively evaluated for impairment	..	7,513.2	..	7,513.2
Allowance for loan losses: loan acquired with deteriorated credit quality	..	..	..	..
Total	40,223.4	7,513.2	..	47,736.6
Recorded financing receivables
Individually evaluated for impairment	144,827.4	150.6	..	144,978.0
Collectively evaluated for impairment	..	13,344.0	..	13,344.0
Loan acquired with deteriorated credit quality	..	..	..	..
Total	144,827.4	13,494.6	..	158,322.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2013.
                                                                                                       Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	28,809.2	3,473.8	..	32,283.0
Allowance for loan losses: collectively evaluated for impairment	13,515.7	43,422.5	..	56,938.2
Allowance for loan losses: loan acquired with deteriorated credit quality	..	..	..	..
Total	42,324.9	46,896.3	..	89,221.2
Recorded financing receivables
Individually evaluated for impairment	161,978.3	4,071.7	..	166,050.0
Collectively evaluated for impairment	1,871,219.1	1,093,553.0	..	2,964,772.1
Loan acquired with deteriorated credit quality	..	..	..	..
Total	2,033,197.4	1,097,624.7	..	3,130,822.1

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2012.
                                                                                                       Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	18,139.6	3,397.4	..	21,537.0
Allowance for loan losses: collectively evaluated for impairment	10,739.1	61,256.6	..	71,995.7
Allowance for loan losses: loan acquired with deteriorated credit quality	..	..	..	..
Total	28,878.7	64,654.0	..	93,532.7
Recorded financing receivables
Individually evaluated for impairment	102,272.5	4,775.2	..	107,047.7
Collectively evaluated for impairment	1,691,211.9	982,219.4	..	2,673,431.3
Loan acquired with deteriorated credit quality	..	..	..	..
Total	1,793,484.4	986,994.6	..	2,780,479.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth loans restructured during the year ended March 31, 2013.
Rupees in million
		Restructured loans involving changes in the amount and/or timing of
Particulars	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Total impact on P&L	Net restructured amount

Commercial loans	29	..	2,215.1	21,666.2	1,222.9	22,658.4

Consumer loans	15	..	..	246.9	1.6	245.3

Total	44	..	2,215.1	22,913.1	1,224.5	22,903.7

The following table set forth loans restructured during the year ended March 31, 2012.
Rupees in million
		Restructured loans involving changes in the amount and/or timing of
Particulars	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Total impact on P&L	Net restructured amount

Commercial loans	31	388.5	..	34,807.0	3,025.2	32,170.3

Consumer loans	1	..	..	5.4	..	5.4

Total	32	388.5	..	34,812.4	3,025.2	32,175.7

The following table sets forth restructured loans at March 31, 2013 and 2012, as well as those restructured loans that defaulted during fiscal 2013 and fiscal 2012, and for which the payment default occurred within one year of the restructuring:
Rupees in million
Particulars	Balances at March 31, 2012	Payment default during the year ended March 31, 20121	Balances at March 31, 2013	Payment default during the year ended March 31, 20131

Commercial loans	144,827.4	1,081.5	158,913.6	3,085.6

Consumer loans	13,494.6	14.8	9,864.3	..

Total	158,322.0	1,096.3	168,777.9	3,085.6
1.	Default is defined as 90 days past due.

e)  Equity affiliates

Under U.S. GAAP the Group accounts for its ownership interest in ICICI Prudential Life Insurance Limited (ICICI Life) and ICICI Lombard General Insurance Company Limited (ICICI General) by the equity method of accounting because of substantive participative rights held by the minority shareholders.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following tables set forth, for the periods indicated, the summarized balance sheets and statements of operations of these entities.
Rupees in million
Balance sheet	At March 31,
	2012		2013
	ICICI Life	ICICI General	ICICI Life	ICICI General

Cash and cash equivalents	16,952.3	1,347.2	15,944.0	1,145.9
Securities	108,869.4	59,186.5	147,823.3	75,451.5
Assets held to cover linked liabilities	574,851.1	..	573,885.9	..
Other assets	42,477.3	46,750.3	41,176.0	44,896.2

Total assets	743,150.1	107,284.0	778,829.2	121,493.6

Provision for linked liabilities	574,851.1	..	573,885.8	..
Other liabilities	127,381.2	93,528.5	151,214.7	101,539.0
Stockholders’ equity	40,917.8	13,755.5	53,728.7	19,954.6

Total liabilities and stockholders’ equity	743,150.1	107,284.0	778,829.2	121,493.6
1.
Includes the impact of retrospective adoption of guidance given in Accounting Standards Update 2010-26 “Financial Services-Insurance (Topic 944):  Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” as issued by the Financial Accounting Standards Board (FASB) in October 2010.

Rupees in million
Statement of income	Year ended March 31,
	2012		2013
	ICICI Life	ICICI General	ICICI Life	ICICI General

Interest income	28,350.1	4,369.4	31,452.4	5,204.8
Interest expense	..	..	..	..
Net interest income	28,350.1	4,369.4	31,452.4	5,204.8
Insurance premium	140,215.8	35,534.2	135,382.4	40,096.9
Other non-interest income	(27,766.4)	936.9	36,884.6	1,461.7
Non-interest expense	(126,128.4)	(46,769.9)	(185,397.3)	(42,767.2)
Income tax (expense)/ benefit	(860.5)	1,589.4	(1,872.7)	5.9
Income/(loss), net	13,810.6	(4,340.0)	16,449.4	4,002.1
1.
Includes the impact of retrospective adoption of guidance given in Accounting Standards Update 2010-26 “Financial Services-Insurance (Topic 944):  Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” as issued by the Financial Accounting Standards Board (FASB) in October 2010.

The following table sets forth, for the periods indicated, retained earnings of 3i Infotech Limited which is accounted for as equity affiliate by the Group.
Rupees in million
	At March 31,
	2012	2013
Retained earnings	(77.2)	(1,398.3)
Total retained earnings	(379.9)	(5,237.2)
% Holding	20.3%	26.7%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The loss pick up for 3i Infotech for the year ended March 31, 2013 and March 31, 2012 amounted to Rs. 1,423.4 million and Rs. 864.6 million respectively. The aggregate market value of the investment in shares of 3i Infotech Limited at March 31, 2013 based on quoted market prices was Rs. 848.3 million.

f)  Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under U.S. GAAP.
Rupees in million
	Year ended March 31,
	2012	2013

Goodwill	35,238.4	35,238.4
Accumulated amortization	(54.0)	(54.0)
Goodwill, net	35,184.4	35,184.4

Customer-related intangibles	10,410.1	10,410.1
Accumulated amortization	(7,980.1)	(8,906.5)
Accumulated translation adjustment	0.3	..
Customer related intangibles, net	2,430.3	1,503.5

Asset management and advisory intangibles	367.0	367.0
Operating lease	246.9	246.9
Accumulated amortization	(57.7)	(92.9)
Operating lease net	189.2	154.0
Goodwill and intangible assets, net	38,170.9	37,208.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the changes in goodwill under U.S. GAAP.

    Rupees in million
	Year ended March 31,
	2012	2013

Opening balance	35,184.4	35,184.4
Goodwill disposed off during the period	..	..
Goodwill addition during the period	..	..

Closing balance	35,184.4	35,184.4

The following table sets forth, for the periods indicated, the changes in intangible assets under U.S. GAAP.
    Rupees in million
	Year ended March 31,
	2012	2013
Opening balance	4,315.2	2,619.4
Amortization	(1,695.8)	(961.9)
Disposal	..	..
Intangible assets relating to acquisitions	..	..
Translation adjustment during the year	..	..

Closing balance	2,619.4	1,657.5

The following table sets forth, for the periods indicated, the estimated amortization schedule for intangible assets under U.S. GAAP, on a straight line basis, for the next five years.
Rupees in million
Year ended March 31	Amount

2014	848.4
2015	490.3
2016	182.3
2017	123.6
2018	12.9
Thereafter	..
Total	1,657.5

The Group has assigned goodwill to reporting units. The Group tests its goodwill for impairment on annual basis at a reporting unit level. No goodwill impairment was recorded during the year ended March 31, 2013 and March 31, 2012. Fair value of the reporting units was derived by applying comparable companies multiples method. Under this method, fair value of the reporting units are arrived at by multiplying future maintainable profits of the reporting units with the price earnings multiple.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

g)  Employee benefits

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

The following table sets forth, for the periods indicated, the funded status of the plans and the amounts recognized in the financial statements.
  Rupees in million
	Year ended March 31,
	2012	2013

Change in benefit obligations

Projected benefit obligations at the beginning of the year	5,041.3	5,313.6
Add: Adjustment for exchange fluctuation on opening obligations	5.8	3.8
Adjusted opening obligations	5,047.1	5,317.4
Service cost	416.8	382.9
Interest cost	473.1	491.6
Acquisition/(Divestitures)	57.9	4.4
Plan amendments	..	0.6
Benefits paid	(625.4)	(710.1)
Actuarial (gain)/loss on obligations	(55.9)	333.8

Projected benefit obligations at the end of the year	5,313.6	5,820.6

Change in plan assets
Fair value of plan assets at the beginning of the year	5,336.0	5,185.2
Acquisition/(Divestitures)	9.0	5.3
Actual return on plan assets	437.2	426.2
Employer contributions	28.4	775.5
Benefits paid	(625.4)	(710.1)
Plan assets at the end of the year	5,185.2	5,682.1

Funded status	(128.4)	(138.5)
Amount recognized, net	(128.4)	(138.5)

Accumulated benefit obligation at year-end	3,676.2	3,900.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the components of the net gratuity cost.
Rupees in million
	Year ended March 31,
	2011	2012	2013

Service cost	349.8	416.8	382.9
Interest cost	373.2	473.1	491.6
Expected return on assets	(247.9)	(409.9)	(390.1)
Amortization of transition asset/liability	6.6	..	..
Amortization of prior service cost	8.5	14.8	14.4
Amortized actuarial (gain)/loss	(18.1)	(6.6)	(38.6)
Acquisition and divesture (gain)/loss	(6.7)	2.0	..
Gratuity cost, net	465.4	490.2	460.2

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government bond rates with a premium added to reflect the additional risk for AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2011	2012	2013

Discount rate	9.0%	9.0%	9.4%
Rate of increase in the compensation levels	8.0%	7.1%	7.1%
Rate of return on plan assets	7.8%	8.0%	8.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2012	2013

Discount rate	9.4%	8.8%
Rate of increase in the compensation levels	7.1%	7.1%

Plan Assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years on the type of investments prescribed as per statutory pattern of investment.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.
Rupees in million
	At March 31,
	2012	2013

Assets category
Investment in schemes of ICICI Prudential Life Insurance Company Limited
Group balance fund1	317.1	4,355.0
Group debt fund2	248.4	..
Group growth fund3	840.0	50.5
Group short term fund4	132.3	3.7
Group return guarantee fund5	127.7	..
Group Suraksha Scheme6	2,087.7	50.5
Total investment in schemes of ICICI Prudential Life Insurance Company Limited	3,753.2	4,459.7
Investment in scheme of Life Insurance Corporation of India	557.8	593.2
Total assets managed by external entities	4,311.0	5,052.9
Special deposit with central government	290.7	291.2
Government debt securities	238.2	85.1
Corporate debt securities	300.6	250.8
Balance with banks and others	44.7	2.1
Total	5,185.2	5,682.1
1.
Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions. At March 31, 2013, investment primarily in corporate bonds, government securities and fixed deposits was 42.0%, 19.5% and 17.8% respectively.

2.
Objective of the scheme is to provide accumulation of income through investment primarily in various fixed income securities. The scheme provides capital appreciation while maintaining a suitable balance between return, safety and liquidity. The fund invests in debt and money market instruments. At March 31, 2013, investment primarily in corporate bonds and fixed deposits was 51.5% and 22.0% respectively.

3.
Objective of the scheme is to provide long-term capital appreciation through investments primarily in equity and equity-related instruments with a maximum investment of 60% in equity and equity-related securities and balance in debt. At March 31, 2013, investment primarily in equity, corporate bonds and fixed deposit was 52.3%, 22.1% and 11.2% respectively.

4.
Objective of the scheme is to provide suitable returns through investments primarily in low risk investments in debt and money market instruments while attempting to protect the capital deployed in the fund. The fund primarily invests in debt with a maturity of less than 5 years and money market instruments. At March 31, 2013, investment primarily in corporate bonds and fixed deposits was 57.3% and 33.4% respectively.

5.	At March 31, 2013, investment primarily in fixed deposits and corporate bonds was 47.0% and 37.0% respectively.
6.	At March 31, 2013, investment primarily in corporate bonds, fixed deposit and government securities was 47.3%, 19.6% and 10.4% respectively.

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

Description	Target asset allocation at March 31, 2013	Target asset allocation at March 31, 2014
Funds managed by external entities	84%	89%
Special deposit with central government	6%	5%
Debt securities	8%	5%
Balance with banks	2%	1%
Total	100%	100%

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

The plan assets are mainly invested in various gratuity schemes of the insurance companies to limit the impact of individual investment. The Group’s entire investment of plan assets is in India and 78.5% investment is in various gratuity schemes of ICICI Prudential Life Insurance Company Limited. Insurers managing the plan assets of the Group consider operational risk, performance risk, credit risk and equity risk in their investment policy as part of their risk management practices.

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.
                Rupees in million
Amount

Expected Group contributions to the fund during the year ending March 31, 2014	453.0
Expected benefit payments from the fund during year ending March 31,
2014	878.2
2015	796.7
2016	949.8
2017	1,025.4
2018	1,140.8
Thereafter upto ten years	4,983.3

The expected benefits are based on the same assumptions as used to measure the Group’s benefit obligation at March 31, 2013.

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

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

Rupees in million
	Year ended March 31,
	2012	2013

Change in benefit obligations
Projected benefit obligations at beginning of the year	7,735.5	8,507.3
Service cost	220.0	218.9
Interest cost	687.7	779.1
Liability extinguished on settlement	(2,268.7)	(1,960.1)
Benefits paid	(260.7)	(312.2)
Actuarial (gain)/loss on obligations	2,393.5	2,174.1

Projected benefit obligations at the end of the year	8,507.3	9,407.1

Change in plan assets
Fair value of plan assets at beginning of the year	8,467.6	9,379.5
Actual return on plan assets	704.4	830.8
Assets distributed on settlement	(2,413.5)	(2,177.9)
Employer contributions	2,881.7	1,806.6
Benefits paid	(260.7)	(312.2)

Plan assets at the end of the year	9,379.5	9,526.8

Funded status	872.4	119.7

Net amount recognized	872.4	119.7

Accumulated benefit obligation at year end	6,894.2	8,053.6

The following table sets forth, for the periods indicated, the components of the net pension cost.
Rupees in million
	Year ended March 31,
	2011	2012	2013

Service cost	153.2	220.0	218.9
Interest cost	448.3	687.7	779.1
Expected return on assets	(156.5)	(652.9)	(728.4)
Curtailment and settlement (gain)/loss	51.1	144.8	217.7
Actuarial (gain)/loss	44.0	..	285.0

Net pension cost	540.1	399.6	772.3

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AAA rated corporate bonds.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2011	2012	2013

Discount rate	8.7%	9.1%	9.3%
Rate of increase in the compensation levels
On basic pay	7.0%	1.5%	1.5%
On dearness relief	7.0%	7.0%	7.0%
Rate of return on plan assets	8.0%	8.0%	8.0%
Pension increases (applicable on basic pension)	7.0%	7.0%	7.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31
	2012	2013

Discount rate	9.3%	8.8%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%
On dearness relief	7.0%	7.0%
Pension increases (applicable on basic pension)	7.0%	7.0%

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
Rupees in million
Asset category	Fair value at March 31, 2012	Fair value at March 31, 2013	Target asset allocation at March 31, 2013	Target asset allocation at March 31, 2014
Government debt securities	805.4	726.0	9%	7%
Corporate debt securities	882.0	886.8	9%	9%
Balance with banks and others	289.1	612.0	3%	6%
Group Suraksha Scheme of ICICI Prudential Life Insurance Company Limited1	7,403.0	7,302.0	79%	78%
Total	9,379.5	9,526.8	100%	100%
1.	At March 31, 2013, investment primarily in government securities and corporate bonds was 45.0% and 54.9% respectively.

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

The plan assets of the Group are mainly invested in schemes of ICICI Prudential Life Insurance Company Limited, government and corporate securities. The Group’s entire investment plan assets are in India and 76.6% is in the scheme ICICI Prudential Life Insurance Company Limited. Insurers managing the plan assets of the Group consider operational risk, performance risk, credit risk and equity risk in their investment policy as part of their risk management practices. Further, the risk is sought to be reduced by investing in government securities or relatively low risk securities.

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.
Rupees in million
Amount
Expected Group contributions to the fund during the year ending March 31, 2014	670.0
Expected benefit payments from the fund during year ending March 31,
2014	422.5
2015	491.4
2016	624.1
2017	824.3
2018	918.7
Thereafter upto ten years	5,119.3

The expected benefits are based on the same assumption as used to measure the Group’s benefit obligation at March 31, 2013.

Superannuation

The permanent employees of the Group are entitled to receive retirement benefits under the superannuation scheme operated by the Group. Superannuation is a defined contribution plan under which the Group contributes annually a sum equivalent to 15.0% of the employee’s eligible annual salary based on the option exercised by the employees, either to LIC or ICICI Prudential Life Insurance Company, the managers of the fund, who undertake to pay the lump sum and annuity payments pursuant to the scheme. The Group contributed Rs. 106.3 million, Rs. 120.4 million and Rs. 105.4 million to the employees superannuation plan for the year ended March 31, 2011, March 31, 2012 and March 31, 2013 respectively.

Provident fund

In accordance with Indian regulations, employees of the Group (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund. These contributions are made to a fund set up by the Group and administered by a Board of Trustees. The Group has contributed Rs. 1,323.6 million, Rs. 1,261.2 million and Rs. 1,414.4  million to the employees’ provident fund for the year ended March 31, 2011, March 31, 2012 and March 31, 2013 respectively, which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

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

The following table sets forth, for the periods indicated, the computation of earnings per share as per U.S. GAAP.

Rupees in million, except per share data
	Year Ended March 31,
	2011		2012		2013

	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings

Net income attributable to ICICI Bank stockholders (before dilutive impact)	54,361.1	54,361.1	70,810.7	70,810.7	101,051.5	101,051.5
Contingent issuances of subsidiaries/equity affiliates	..	(85.1)	..	(93.4)	..	(185.0)

	54,361.1	54,276.0	70,810.7	70,717.3	101,051.5	100,866.5
Common stock
Weighted-average common stock outstanding	1,138.0	1,138.0	1,152.3	1,152.3	1,153.1	1,153.1
Dilutive effect of employee stock options	..	4.2	..	3.0	..	3.4

Total	1,138.0	1,142.2	1,152.3	1,155.3	1,153.1	1,156.5

Earnings per share
Net income (Rs.)	47.77	47.52	61.45	61.21	87.64	87.21

i)  Income taxes

 Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

  Rupees in million
	At March 31,
	2012	2013

Deferred tax assets
Allowance for loan losses	32,449.9	31,473.2
Available for sale securities	7,777.4	1,248.3
Investments in trading securities	535.7	706.1
Unearned income	9,589.3	7,369.5
Business/capital loss carry forwards	326.9	772.5
Investments in subsidiaries and affiliates	6,908.4	5,548.1
Others	1,755.7	1,334.8
	59,343.3	48,452.5
Valuation allowance	(247.4)	(317.1)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

  Rupees in million
	At March 31
	2012	2013
Total deferred tax asset	59,095.9	48,135.4
Deferred tax liabilities
Available for sale securities	..	(299.7)
Property and equipment	(5,697.3)	(5,883.3)
Investments in subsidiaries and affiliates	(1,909.7)	(2,093.5)
Intangibles	(839.8)	(529.2)
Long-term debt	(253.9)	(315.7)
Others	(1,796.1)	(2,041.3)

Total deferred tax liability	(10,496.8)	(11,162.7)

Net deferred tax asset	48,599.1	36,972.7
1.
 At March 31, 2013, the Company has not provided for deferred income taxes on foreign currency translation reserves pertaining to retained earnings of Rs. 13,122.4 million of its foreign branches since these earnings are intended to be reinvested indefinitely.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of those deductible differences, net of the existing valuation allowances at March 31, 2012 and 2013. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory tax rate was 30% for the years ended March 31, 2011, March 31, 2012 and March 31, 2013. The above rate is increased by applicable surcharge and education cess payable on tax and surcharge. The rate of surcharge was 7.5% for the years ended March 31, 2011 and 5% for the year ended March 31, 2012 and March 31, 2013, whereas rate of education cess was 2.0% for each of the years ended March 31, 2011, 2012 and 2013 and additional 1.0% as secondary and higher educational cess for each of the years ended March 31, 2011, March 31, 2012 and March 31, 2013 respectively. This resulted in a statutory tax rate of 33.22%, 32.45% and 32.45% for the years ended March 31, 2011, 2012 and 2013 respectively.

Reconciliation of tax rates

The following table sets forth, for the periods indicated, reconciliation of expected income taxes at statutory income tax rate to income tax expense/(benefit).
                                                                                                                 Rupees in million
	Year ended March 31,
	2011	2012	2013
Income/(loss) before income taxes including non controlling interest 1	76,433.5	102,208.7	139,835.4
Statutory tax rate	33.22%	32.45%	32.45%
Income tax expense/(benefit) at the statutory tax rate	25,389.3	33,161.7	45,369.6
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions	(1,726.0)	(1,998.5)	(2,549.9)
Exempt interest and dividend income	(1,824.7)	(1,029.9)	(680.9)
Income charged at rates other than statutory tax rate	(2,241.7)	(2,752.5)	(5,049.2)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
	Year ended March 31,
	2011	2012	2013
Changes in the statutory tax rate	845.1	976.0	23.3
Expenses disallowed for tax purposes	886.8	1,743.7	1,897.9
Tax on undistributed earnings of subsidiaries	412.0	1,171.5	(329.7)
Change in valuation allowance	44.6	(1.4)	69.8
Tax adjustments in respect of prior year tax assessments	35.1	61.2	(18.9)
Others	(93.5)	(373.5)	(489.1)

Income tax expense/(benefit) reported2	21,727.0	30,958.3	38,242.9
1.	Includes income/(loss) before income taxes of foreign subsidiaries of Rs. 1,472.2 million, Rs. 5,450.1 million and Rs. 5,714.2 million for years ended March 31, 2011, 2012 and 2013 respectively.
2.
Includes current taxes of foreign subsidiaries of Rs. 1,261.4 million, Rs. 1,333.8 million and Rs. 1,206.8 million and deferred tax (expense)/benefit of foreign subsidiaries of Rs. 822.1 million, Rs. (153.8) and Rs. (274.3) million for the years ended March 31, 2011, 2012 and 2013 respectively.

At March 31, 2013, total business loss carry forwards pertaining to the Group’s subsidiaries is Rs. 704.3 million with expiration dates as follows: March 31, 2033: Rs. 43.4 million, March 31, 2031: Rs. 120.5 million, March 31, 2030: Rs. 51.3 million, March 31, 2029: Rs. 190.3 million, March 31, 2028: Rs. 252.7 million, and March 31, 2027: Rs. 46.1 million.

At March 31, 2013, total business loss carry forwards pertaining to the Bank is Rs. 2,105.1 million with expiration dates as follows: March 31, 2020: Rs. 278.6 million and March 31, 2021: Rs. 1,826.5 million.

Accounting for uncertainty in income taxes

The Group has a policy to include interest and penalties, if any, relating to gross unrecognized tax benefits within the income tax expense. However, no interest is attributable in view of the adequate taxes paid by the Group in respect of unrecognized tax benefits. No penalties have been accrued as of March 31, 2013, as the Group believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.

Rupees in million
	Year ended March 31,
	2011	2012	2013

Beginning balance	9,565.7	10,027.3	10,202.3
Increases related to prior year tax positions	227.9	..	4,567.2
Increases related to current year tax positions	233.7	206.9	1,646.0
Decreases related to prior year tax positions	..	(31.9)	..
Decreases related to settlements with taxing authorities	..	..	..
Decreases related to lapsing of statute of limitations	..	..	..
Ending balance	10,027.3	10,202.3	16,415.5

The Group’s total unrecognized tax benefits, at March 31, 2011, March 31, 2012 and March 31, 2013, if recognized, would reduce the tax provisions by Rs. 8,903.2 million, Rs. 9,078.2 million and Rs.15,291.4 million at March 31, 2011, and March 31, 2012 and March 31, 2013 respectively and thereby would affect the Group’s effective tax rate.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Group’s major tax jurisdiction is India and the assessment is not yet completed for fiscal year 2010 and onwards. However, appeals filed by the Company are pending with various local tax authorities in India from fiscal years 1993 onwards.

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

The following table sets forth, the fair value of the investments in equity and debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2013.

                                                                                                                                                                          Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	15,590.1	(157.7)	22,314.8	(564.2)	37,904.9	(721.9)
Government securities	145,862.3	(271.5)	336,758.9	(7,993.4)	482,621.2	(8,264.9)
Other securities	61,808.7	(548.2)	14,914.3	(2,702.4)	76,723.0	(3,250.6)
Total debt securities	219,261.1	(977.4)	373,988.0	(11,260.0)	597,249.1	(12,237.4)
Marketable equity securities	1,285.8	(203.2)	..	..	1,285.8	(203.2)
Other securities	..	..	..	..	..	..
Total	220,546.9	(1,180.6)	373,988.0	(11,260.0)	598,534.9	(12,440.6)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the fair value of the investments in equity and debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2012.

Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	33,550.4	(816.3)	73,518.9	(1,860.1)	107,069.3	(2,676.4)
Government securities	164,870.9	(2,002.2)	535,025.5	(19,410.1)	699,896.4	(21,412.3)
Other securities	2,226.6	(106.3)	15,432.1	(2,633.9)	17,658.7	(2,740.2)
Total debt securities	200,647.9	(2,924.8)	623,976.5	(23,904.1)	824,624.4	(26,828.9)
Marketable equity securities	36.1	(19.3)	14.1	(3.0)	50.2	(22.3)
Other securities	1,595.4	(152.9)	3,069.2	(303.1)	4,664.6	(456.0)
Total	202,279.4	(3,097.0)	627,059.8	(24,210.2)	829,339.2	(27,307.2)

The following table sets forth, the total other than temporary impairment recognized on debt securities during the year ended March 31, 2013.

                                                                                                                                      Rupees in million
Description of securities	Impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
	Total impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net impairment losses recognized in earnings	Other than impairment losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Corporate debt securities	1,079.1	..	1,079.1	..	1,079.1
Government securities	..	..	..	..	..
Other securities
Preference shares	410.6	..	410.6	..	410.6
Others	99.5	..	99.5	..	99.5
Total other securities	510.1	..	510.1	..	510.1
Total	1,589.2	..	1,589.2	..	1,589.2

The following table sets forth, the total other than temporary impairment recognized on debt securities during year ended March 31, 2012.

                                                                                                                                        Rupees in million
Description of securities	Impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
	Total impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net impairment losses recognized in earnings	Other than impairment losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Corporate debt securities	530.5	..	530.5	6.0	536.5
Government securities	..	..	..	..	..
Other securities
Preference shares	250.1	..	250.1	..	250.1
Others	..	..	..	..	..
Total other securities	250.1	..	250.1	..	250.1
Total	780.6	..	780.6	6.0	786.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a 12 month roll forward of cumulative other than temporary impairment credit loss recognized in earnings for AFS debt securities held at March 31, 2013.

                                                                                                                                Rupees in million
	Balance at March 31, 2012	Credit impairments in earnings on securities not previously impaired	Credit impairments recognized in earnings on securities that have been previously impaired	Reduction due to sales or maturity of credit impaired securities	Reduction of credit losses earlier recognized in earnings which the group intends to sell	Balance at March 31, 2013
Corporate debt securities	711.4	378.6	700.5	1,152.4	..	638.1
Other securities	..	99.5	..	..	..	99.5
Preference shares	2,703.0	40.2	370.4	43.1	..	3,070.5
Total	3,414.4	518.3	1,070.9	1,195.5	..	3,808.1

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

•
The diminution in the value of marketable equity securities and other securities is not considered as other than temporarily impaired at March 31, 2013 after considering the factors like projects under implementation, strategic nature of investments and the entity’s proposed capacity expansion for improving the marketability of the product, increasing sale trend, cash flows.  Based on the evaluation and the company’s ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Group does not consider these to be other than temporarily impaired at March 31, 2013.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

At March 31, 2013, the Group holds cost method investments amounting Rs. 61,208.2 million. The fair value for such securities has not been estimated in the absence of changes in circumstances that have a significant adverse effect on the fair value of the investments.

k) Comprehensive income

The following table sets forth, for the periods indicated, details of comprehensive income.
Rupees in million
	Year ended March 31,
	2011	2012	2013

Net income/(loss) (net of tax) excluding non-controlling interest	54,361.1	70,810.7	101,051.5
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)1	(2,259.2)	(8,198.1)	17,685.9
Translation adjustments2	1,267.7	3,593.4	5,387.2
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)3	(95.3)	(1,320.5)	(1,379.1)

Comprehensive income attributable to ICICI Bank stockholders	53,274.3	64,885.5	122,745.5
Comprehensive income attributable to non-controlling interests	351.0	438.8	540.5
Total comprehensive income	53,625.3	65,324.3	123,286.0
1.	Net of tax effect of Rs. 1,146.8 million, Rs. 3,567.1 million and Rs. (7,949.3) million for the year ended March 31, 2011, March 31, 2012, and March 31, 2013 respectively.
2.	Net of tax effect of Rs. (24.6) million, Rs. (242.4) million and Rs. (361.8) million for the year ended March 31, 2011, March 31, 2012, and March 31, 2013 respectively.
3.	Net of tax effect of Rs. 44.7 million, Rs. 649.5 million, and Rs. 662.3 million for the year ended March 31, 2011, March 31, 2012 and March 31, 2013 respectively.

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

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2013 amounted to Rs. 6,167.7 million (March 31, 2012: Rs. 4,159.5 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the details of guarantees outstanding at March 31, 2013.
Rupees in million
Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	233,265.4	48,226.1	9,671.7	1,603.5	292.766.7
Performance guarantees	339,000.1	260,899.9	68,186.1	38,367.0	706,453.1

Total guarantees	572,265.5	309,126.0	77,857.8	39,970.5	999,219.8

The Group has collateral available to reimburse potential losses on its guarantees. At March 31, 2013, margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 45,595.4 million (March 31, 2012: Rs. 32,553.5 million). Other property or security may also be available to the Group to cover losses under these guarantees.

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

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2013 was Rs.743,915.9 million (March 31, 2012: Rs. 702,614.7 million), and the Bank complied with the requirement throughout the year.

Capital Adequacy

The Bank is subject to the capital adequacy guidelines stipulated by the Reserve Bank of India guidelines with effect from March 31, 2008. The Reserve Bank of India Basel II guidelines require the Bank to maintain a minimum capital to risk weighted assets ratio (CRAR) of 9.0%, with a minimum ratio of Tier-1 capital to risk weighted assets of 6.0% on an ongoing basis.

Under Pillar 1 of the Reserve Bank of India guidelines on Basel II, the Bank follows the standardized approach for credit and market risk and the basic indicator approach for operational risk.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Reserve Bank of India has stipulated that the minimum capital maintained by banks on adoption of the Basel II framework shall be subject to a prudential floor, which shall be higher of the minimum capital required as per Basel II or a specified percentage of the minimum capital required as per Basel I (80% at March 31, 2013). The computation under Reserve Bank of India guidelines on Basel II results in a higher minimum capital requirement as compared to Basel I and hence the capital adequacy at March 31, 2013 has been maintained and reported by the Bank as per Reserve Bank of India guidelines on Basel II.

 The total capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines on Basel II at March 31, 2013 is 18.74% (March 31, 2012: 18.52%) while the total capital adequacy ratio as per the Basel I framework is 16.90% on that date (March 31, 2012: 16.26%). These are based on unconsolidated financial statements as per Indian GAAP.

23.	Comparative figures

Figures of the previous year have been regrouped to conform to the current year presentation.

For and on behalf of Board of Directors

/s/ Chanda Kochhar Managing Director & CEO	/s/ N. S. Kannan Executive Director & CFO
/s/ Rakesh Jha Deputy Chief Financial Officer	/s/ Sandeep Batra Group Compliance Officer & Company Secretary

Place: Mumbai
Date: July 31, 2013