Form 20-F
period 2014-03-31
ICICI BANK LTD
filed 2014-07-25
CIK 1103838

As filed with the Securities and Exchange Commission on July 25, 2014

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES
EXCHANGE ACT OF 1934
OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE
ACT OF 1934
For the fiscal year ended March 31, 2014.
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

[None]

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2014 was 1,154,832,769.

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
Yes ☐                      No ☒

i

CROSS REFERENCE SHEET

Form 20-F	Item Number and Caption	Location

Part – I
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information	Selected Consolidated Financial and Operating Data	110
		Exchange Rates	3
		Risk Factors	8

4	Information on the Company	Business	36
		Operating and Financial Review and Prospects	115
		Overview of the Indian Financial Sector	217
		Supervision and Regulation	229
		Business—Subsidiaries, Associates and Joint Ventures	96
		Business—Properties	104
		Schedule 18B Note 5 in Notes to Consolidated Financial Statements	F-58

4A	Unresolved Staff Comments	None

5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	115
		Business—Risk Management	56
		Business—Funding	53

6	Directors, Senior Management and Employees	Management	201
		Business—Employees	103

7	Major Shareholders and Related Party Transactions	Business—Shareholding Structure and Relationship with the Government of India	38
		Operating and Financial Review and Prospects—Related Party Transactions	188
		Management—Compensation and Benefits to Directors and Officers—Loans	215
		Schedule 18. Note 3 in Notes to Consolidated Financial Statements	F-40

8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2

Form 20-F	Item Number and Caption	Location
		Consolidated Financial Statements and the Notes thereto	F-5
		Operating and Financial Review and Prospects—Executive Summary	115
		Business—Legal and Regulatory Proceedings	104
		Dividends	271

9	The Offer and Listing	Market Price Information	5

10	Additional Information	Additional Information	279
		Exchange Controls	266
		Taxation	272
		Restriction on Foreign Ownership of Indian Securities	268
		Dividends	271
		Business—Subsidiaries, Associates and Joint Ventures	96

11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Quantitative and Qualitative Disclosures About Market Risk	63

12	Description of Securities Other than Equity Securities	Business—American Depository Receipt Fees and Payments	108

Part – II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	Business—Risk Management—Controls and Procedures	78

16	[Reserved]	Not applicable

16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	207

16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	209

16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	210

Form 20-F	Item Number and Caption	Location

16D	Exemptions from the Listing Standards for Audit Committees	Not applicable

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Business—Shareholding Structure and Relationship with the Government of India	38
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	Management—Summary Comparison of Corporate Governance Practices	210

Part – III
17	Financial Statements	See Item 18

18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2

		Consolidated Financial Statements and the Notes Thereto	F-5

19	Exhibits	Exhibit Index and Attached Exhibits	Exh-1

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

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities and Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP), or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 included U.S. GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal years 2010 through 2013, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

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

Given improved domestic economic conditions, during fiscal 2010, the rupee appreciated against the U.S. dollar by 11.6% moving from Rs. 50.87 per US$1.00 at March 31, 2009 to Rs. 44.95 at year-end fiscal 2010. During fiscal 2011, the rupee appreciated against the U.S$ 1.00 by 0.9%, moving from Rs. 44.95 per US$1.00 at year-end fiscal 2010 to Rs. 44.54 at year-end fiscal 2011. During fiscal 2012, the rupee depreciated against the U.S. dollar by 14.3%, moving from Rs. 44.54 per U.S. $ 1.00 at year-end fiscal 2011 to Rs. 50.89 at year-end fiscal 2012 due to volatility in capital flows on account of increased risk aversion following the European sovereign debt crisis as well as moderation in India’s economic growth. During fiscal 2013, the rupee further depreciated against the U.S. dollar by 7.1%, moving from Rs. 50.89 at year-end fiscal 2012 to Rs. 54.52 at year-end fiscal 2013. During fiscal 2014, the rupee further depreciated against the U.S. dollar by 10.1%, moving from Rs. 54.52 per US$1.00 at year-end fiscal 2013 to Rs. 60.00 per US$1.00 at year-end fiscal 2014 due to concern about India’s current account deficit and possible implications of prospective withdrawal of quantitative easing by the U.S. Federal Reserve. During fiscal 2015, up to June 30, 2014, the rupee has remained stable at around Rs. 60.06 per US$1.00. See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Any volatility in the exchange rate and increased intervention by the Reserve Bank of India in the foreign exchange market may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us”.

The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and U.S. dollars. The exchange rates reflect the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Fiscal Year	Period End(1)	Average(1),(2)
2010	44.95	47.18
2011	44.54	45.46
2012	50.89	48.01
2013	54.52	54.48
2014	60.00	60.76
2015 (through June 30, 2014)	60.06	59.81

Month	High	Low
March 2013	54.92	54.06
April 2013	54.91	53.68
May 2013	56.50	53.65
June 2013	60.70	56.43
July 2013	60.80	59.01
August 2013	68.80	60.34
September 2013	67.71	61.68
October 2013	62.46	61.09
November 2013	63.73	61.74
December 2013	62.38	60.87
January 2014	63.09	61.45
February 2014	62.63	61.78
March 2014	62.17	59.89
April 2014	61.17	59.86
May 2014	60.21	58.30
June 2014	60.32	59.15

(1)	The exchange rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the exchange rate on the last day of each month during the period.

Although certain rupee amounts in this annual report have been translated into U.S. dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated below, or at all. Except as otherwise stated in this annual report, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2014. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2014 was Rs. 60.00 per US$1.00 and at June 30, 2014 was Rs. 60.06 per US$1.00.

MARKET PRICE INFORMATION

Equity Shares

Our outstanding equity shares are currently listed and traded on the Bombay Stock Exchange, or the BSE, and on the National Stock Exchange of India Limited, or the NSE.

At March 31, 2014, 1,154,832,769 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

The following table shows:

•	The reported high and low closing prices quoted in rupees for our equity shares on the NSE; and

•
The reported high and low closing prices for our equity shares, translated into U.S. dollars, based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on the last business day of each period presented.

	Price per equity share(1)
	High		Low		High		Low
Annual prices:
Fiscal 2010	Rs.	963.65	Rs.	349.35	US$	21.44	US$	7.77
Fiscal 2011		1,273.35		809.35		28.59		18.17
Fiscal 2012		1,126.85		653.40		22.14		12.84
Fiscal 2013		1,212.70		781.70		22.24		14.34
Fiscal 2014		1,259.20		783.55		20.99		13.06
Quarterly prices:
Fiscal 2013:
First Quarter	Rs.	908.20	Rs.	781.70	US$	16.34	US$	14.07
Second Quarter		1,070.95		879.65		20.24		16.62
Third Quarter		1,148.95		1,018.30		20.94		18.56
Fourth Quarter		1,212.70		1,001.55		22.24		18.37
Fiscal 2014:
First Quarter	Rs.	1,231.95	Rs.	989.10	US$	20.70	US$	16.62
Second Quarter		1,079.10		783.55		17.24		12.52
Third Quarter		1,201.70		910.75		19.41		14.71
Fourth Quarter		1,259.20		958.05		20.99		15.97
Fiscal 2015:
First Quarter	Rs.	1,492.20	Rs.	1,209.15	US$	24.85	US$	20.13
Monthly prices:
March 2013	Rs.	1,139.30	Rs.	1,001.55	US$	20.90	US$	18.37
April 2013		1,177.35		989.10		21.93		18.43
May 2013		1,231.95		1,129.95		21.80		20.00
June 2013		1,154.60		1,026.85		19.40		17.25
July 2013		1,079.10		909.05		17.76		14.96
August 2013		914.20		796.35		13.91		12.12
September 2013		1,036.25		783.55		16.56		12.52
October 2013		1,120.95		910.75		18.19		14.78
November 2013		1,133.45		1,012.75		18.17		16.23
December 2013		1,201.70		1,063.50		19.41		17.18
January 2014		1,097.70		974.55		17.53		15.56
February 2014		1,043.85		958.05		16.90		15.51
March 2014		1,259.20		1,029.80		20.99		17.16
April 2014		1,299.55		1,209.15		21.58		20.08
May 2014		1,468.40		1,252.40		24.82		21.17
June 2014		1,492.20		1,384.65		24.85		23.05

(1)	Data from the NSE. The prices quoted on the BSE may be different.

At June 30, 2014, the closing price of equity shares on the NSE was Rs. 1,418.15 equivalent to US$23.61 per equity share (US$47.22 per ADS on an imputed basis) translated at the exchange rate of Rs. 60.06 per US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2014.

At year-end fiscal 2014, there were approximately 585,463 holders of record of our equity shares, of which 396 had registered addresses in the United States and held an aggregate of approximately 117,175 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE and the NSE.

At year-end fiscal 2014, ICICI Bank had approximately 168 million ADSs, equivalent to about 336 million equity shares, outstanding. At March 31, 2014, there were approximately 60,502 record holders of ICICI Bank’s ADSs, out of which 118 have registered addresses in the United States. The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding ADSs traded under the symbol IBN.

	Price per ADS
	High		Low
Annual prices:
Fiscal 2010	US$	43.43	US$	14.36
Fiscal 2011		57.57		34.85
Fiscal 2012		50.67		24.43
Fiscal 2013		47.76		27.99
Fiscal 2014		48.39		25.46
Quarterly prices:
Fiscal 2013:
First Quarter	US$	35.80	US$	27.99
Second Quarter		40.15		32.34
Third Quarter		44.91		37.36
Fourth Quarter		47.76		40.12
Fiscal 2014:
First Quarter	US$	48.39	US$	37.29
Second Quarter		38.96		25.46
Third Quarter		40.48		30.50
Fourth Quarter		43.96		30.98
Fiscal 2015:
First Quarter	US$	52.24	US$	42.67
Monthly prices:
March 2013	US$	45.15	US$	40.12
April 2013		46.82		38.98
May 2013		48.39		44.97
June 2013		44.25		37.29
July 2013		38.96		32.78
August 2013		33.06		25.46
September 2013		34.77		25.49
October 2013		37.32		30.50
November 2013		37.53		32.92
December 2013		40.48		34.80
January 2014		36.78		32.00
February 2014		35.68		30.98
March 2014		43.96		35.40
April 2014		44.78		42.67
May 2014		52.16		42.71
June 2014		52.24		48.65

See also “—Risk Factors—Risks Relating to ADSs and Equity Shares—Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

RISK FACTORS

You should carefully consider the following risk factors as well as other information contained in this annual report in evaluating us and our business.

Risks Relating to India and Other Economic and Market Risks

A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer.

A slowdown in the Indian economy could adversely affect our business and our borrowers and contractual counterparties, especially if such a slowdown were to be continued and prolonged. The Indian economy in general, and the agricultural sector in particular, are also impacted by the level and timing of monsoon rainfall. Investments by the corporate sector in India are impacted by government policies and decisions including policies and decisions regarding awards of licenses, access to land, access to natural resources and the protection of the environment. India’s gross domestic product grew by 8.6% in fiscal 2010 and 8.9% in fiscal 2011. Growth slowed to 6.7% in fiscal 2012 and further to 4.5% in fiscal 2013 and 4.7% in fiscal 2014. The slowdown in growth was mainly due to the industrial sector which grew by 1.0% in fiscal 2013 and by 0.4% in fiscal 2014 compared to 7.8% growth in fiscal 2012. Growth in the services sector moderated from 7.0% in fiscal 2013 to 6.8% in fiscal 2014. However, the agriculture sector, which contributes about 14% to India’s gross domestic product, saw an improvement in growth from 1.4% in fiscal 2013 to 4.7% in fiscal 2014.

Economic growth in India is influenced by several factors, including inflation, interest rates, government policies, and external trade and capital flows. The level of inflation or depreciation of the Indian rupee may limit monetary easing or cause monetary tightening by the Reserve Bank of India. Any increase in inflation, due to increases in domestic food prices or global prices of commodities, including crude oil, the impact of currency depreciation on the prices of imported commodities and additional pass through of higher fuel prices to consumers, or otherwise, may result in a tightening of monetary policy. For example, the average annual rate of inflation as measured by the wholesale price index increased from 3.6% in fiscal 2010 to 9.6% in fiscal 2011 and 8.9% in fiscal 2012 in response to which the Reserve Bank of India progressively tightened monetary policy, raising the repo rate by a total of 350 basis points during fiscal years 2011 and 2012. While inflation moderated in fiscal 2013 resulting in a 125 basis points reduction in the repo rate till May 2013, inflationary concerns re-emerged during fiscal 2014, resulting in the Reserve Bank of India increasing the repo rate by 75 basis points through January 2014 to 8.0%. Further, during fiscal 2014, the Reserve Bank of India also took measures to address the volatility in the exchange rate which resulted in a temporary but significant impact on short-term rates and liquidity.

In September 2013, the Reserve Bank of India set up a committee to review the monetary policy framework and recommend measures and pre-conditions to improve policy transmission. Key recommendations of the committee included adopting the consumer price index as the key inflation measure for monetary policy action and keeping the economy on a disinflationary glide path with a consumer price index inflation target of 8.0% by January 2015 and 6.0% by January 2016. Subsequent monetary policy announcements by the Reserve Bank of India have factored in some of the recommendations of the committee. A higher rate environment on account of inflation, other market factors, changes in the conduct of monetary policy or otherwise may have an adverse effect on economic growth in India.

Further, in light of the increasing linkage between India and other economies, the Indian economy is increasingly influenced by economic and market conditions in other countries. As a result, unfavourable developments in the United States, European Union and other countries in the developed world and in major emerging markets like China could have an adverse impact on economic growth and financial markets in India. In particular, adverse changes to global liquidity conditions, interest rates and risk appetite could lead to significant capital outflows from India. For instance, due to concerns regarding withdrawal of quantitative easing in the U.S. during June 2013, India saw outflow of foreign institutional investments in the debt segment of about US$ 7.5 billion during June-July 2013.

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

Although the proximate cause of the 2008-2009 financial crisis, which was deeper than other recent financial crises, was the U.S. residential mortgage market, investors should be aware that there is a recent history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies which leads to risks for all financial institutions, including us. Developments in the Eurozone, including concerns regarding sovereign debt and recessionary economic conditions as well as concerns related to the withdrawal of quantitative easing in developed markets, may lead to increased risk aversion and volatility in global capital markets. A loss of investor confidence in the financial systems of India or other markets and countries or any financial instability in India or any other market may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector, our business and our future financial performance. See also “—Risks Relating to Our Business—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. We remain subject to the risks posed by the indirect impact of adverse developments in the global economy, some of which cannot be anticipated and the vast majority of which are not under our control. We also remain subject to counterparty risk to financial institutions that fail or are otherwise unable to meet their obligations to us.

Any downgrade of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs.

Standard & Poor’s, an international rating agency, revised its outlook for India’s debt rating from ‘Stable’ to ‘Negative’ in April 2012 and stated that there was a one in three probability of a downgrade in the next two years. While the outlook by Standard & Poor’s continues to remain negative, Standard and Poor’s has indicated that any rating action would depend on the policies of the new government. Fitch Ratings, another international rating agency, also revised its outlook for India’s debt from ‘Stable’ to ‘Negative’ in June 2012, but has since revised the outlook to ‘Stable’ following improvements in fiscal deficit and government measures initiated to revive investments. In May 2012, Moody’s downgraded the baseline credit assessment of certain Indian banks, including us, to reflect the banks’ significant exposure to domestic credit and domestic sovereign debt and their linkage to India’s sovereign credit rating. Moody’s action did not impact the ratings of the Bank’s senior unsecured debt. Any adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely impact our business and limit our access to capital markets and adversely impact our liquidity position. See also “—Risks Relating to Our Business—Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds”.

The Bank has certain borrowings that would be affected by a one or two notch downgrade from its current credit rating. These borrowings amount to less than 4% of the total borrowings of the Bank at year-end fiscal 2014. If an international credit rating agency downgrades the Bank’s credit rating by one or two notches, the Bank would be required to pay an increased interest rate on certain borrowings, and for certain borrowings, the Bank would be required to re-negotiate a new interest rate with its lenders. If the Bank is not able to reach an agreement for an interest rate with a lender, the lender could require the Bank to prepay the outstanding principal amount of the loan.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

India imports a majority of its requirements of crude oil, which comprised around 37% of total imports in fiscal 2014. While global oil prices moderated in fiscal 2013 and fiscal 2014 over concerns of a slowdown in global economic growth, developments in the Eastern Europe and Middle East, including the recent events in Iraq, have resulted in volatility in oil prices. The government of India has deregulated the prices and has been reducing the subsidy provided on certain oil products resulting in international crude prices having a greater effect on domestic oil prices. Increases or volatility in oil prices, as well as the impact of currency depreciation, which makes imports more expensive in local currency, and the pass-through of such increases to Indian consumers could have a material negative impact on the Indian economy and the Indian banking and financial system in particular, including through a rise in inflation and market interest rates and higher trade and fiscal deficits. This could adversely affect our business including our liquidity, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

Current account deficits, including trade deficits could adversely affect our business and the price of our equity shares and ADSs.

India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. For instance, India’s current account deficit as a percentage of gross domestic product increased sharply from 2.7% in fiscal 2011 to 4.7% in fiscal 2013, due to volatility in global oil prices and weak exports on lower global demand. Concerns regarding the increase in the current account deficit along with the possibility of a reduction in quantitative easing in the U.S. resulted in a sharp depreciation in the Indian rupee against the U.S. dollar during May 2013 to August 2013. While the current account deficit improved significantly to 1.7% of gross domestic product in fiscal 2014, driven primarily by measures to reduce gold imports, if the current account and trade deficits increase, or are no longer manageable because of the rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance, our stockholders’ equity and the price of our equity shares and ADSs could be adversely affected.

Any volatility in the exchange rate and increased intervention by the Reserve Bank of India in the foreign exchange market may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us.

During the first half of fiscal 2014, emerging markets including India witnessed significant capital outflows on account of concerns regarding the withdrawal of quantitative easing in the U.S. and other domestic structural factors such as high current account deficits and lower growth outlook. As a result, the Indian rupee depreciated by 21.1% from Rs. 56.5 per U.S. dollar at end-May 2013 to Rs. 68.4 per U.S. dollar at August 28, 2013. To manage the volatility in the exchange rate, the Reserve Bank of India took several measures including a 200 basis point increase in the marginal standing facility rate and reduction in domestic liquidity. The Reserve Bank of India also subsequently announced measures to attract capital flows, particularly targeted towards the non-resident Indian community. Subsequent to stability in the exchange rate being restored from September 2013 onwards, the Reserve Bank of India reversed some of these measures. Any increased intervention in the foreign exchange market or other measures by the Reserve Bank of India to control the volatility of the exchange rate may result in a decline in India’s foreign exchange reserves and reduced liquidity and higher interest rates in the Indian economy, which could adversely affect our business, our future financial performance and the price of our equity shares and ADSs. A sharp depreciation in the exchange rate may also impact some corporate borrowers having foreign currency obligations that are not fully hedged. See also “—Risks Relating to Our Business— We and our customers are exposed to fluctuations in foreign exchange rates”. Further, reduction or increased volatility in capital flows, due to changes in monetary policy in the United States or other economies and consequent reduction in global liquidity, or otherwise, may also impact the Indian economy and financial markets and increase the complexity and uncertainty in monetary policy decisions in India, leading to volatility in inflation and interest rates in India, which could adversely impact our business, our financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs.

As an Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as “systemic risk”, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. Our transactions with these financial institutions expose us to credit risk in the event of default by the counterparty, which can be exacerbated during periods of market illiquidity. See also “Overview of the Indian Financial Sector”. As the Indian financial system operates in an emerging market, we face risks of a nature and extent not typically faced in more developed economies, including the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. For example, in April 2003, unsubstantiated rumors, believed to have originated in Gujarat, a state in India, alleged that we were facing liquidity problems. Although our liquidity position was sound, we witnessed higher than normal deposit withdrawals on account of these unsubstantiated rumors for a few days in April 2003. During September and October 2008, following the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, rumors circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. We controlled the situation in these instances, but any failure to control such situations in the future could result in high volumes of deposit withdrawals, which would adversely impact our liquidity position, disrupt our business and, in times of market stress, undermine our financial strength. In fiscal 2011, Indian government agencies initiated proceedings against certain financial institutions, alleging bribery in the loans and investment approval process, which impacted market sentiment. Similar developments in the future could adversely impact the financing of proposed investments by the corporate sector and negatively impact confidence in the financial sector.

Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the price of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 14% of India’s gross domestic product in fiscal 2014. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. The monsoons in fiscal 2015 so far have been below average. Similarly, global or regional climate change or natural calamities in other countries where we operate could affect the economies of those countries and our operations in those countries.

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

Our business and customers are predominantly located in India or are related to and influenced by the Indian economy. The Indian government has traditionally exercised, and continues to exercise, a dominant influence over many aspects of the economy. Government policies could adversely affect business and economic conditions in India, our ability to implement our strategy and our future financial performance. Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and encouraging the development of the Indian financial sector. While a single party achieved majority in the general elections in fiscal 2015, India has been governed by coalition governments in previous years. The leadership of India and the composition of the government are subject to change, and election results are sometimes not along expected lines. It is difficult to predict the economic policies that will be pursued by governments in the future. In addition, investments by the corporate sector in India may be impacted by government policies and decisions, including with respect to awards of licenses and resources, access to land and natural resources and policies with respect to protection of the environment. Such policies and decisions may result in delays in execution of projects, including those financed by us, and also limit new project investments, and thereby impact economic growth. The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. For instance, the government of India has proposed a new direct tax code that could impact our taxation in the future, as well as the investment decisions of individuals, thereby impacting our business. The government of India has also proposed adopting a uniform goods and service tax structure in India, which may also have an impact on the way in which we are taxed in the future. Any significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally and our business in particular.

If regional hostilities, terrorist attacks or social unrest in India or elsewhere increase, our business and the price of our equity shares and ADSs could be adversely affected.

India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In the past, there have been military confrontations between India and Pakistan. India has also experienced terrorist attacks in some parts of the country, including in Mumbai, where our headquarters are located. In addition geo-political events such as the recent developments in the Middle East and eastern Europe or terrorist or military action in other parts of the world may impact prices of key commodities, financial markets and trade and capital flows. These factors and any political or economic instability in India could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Risks Relating to Our Business

Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance.

Interest rates in India are impacted by a range of factors including inflation, fiscal deficit and government borrowing, monetary policy and market liquidity. For instance, in July 2013, with a view to manage the volatility in the exchange rate, the Reserve Bank of India introduced measures to reduce liquidity in the Indian banking system and increase the cost of borrowing from the Reserve Bank of India.

As a result of certain reserve requirements of the Reserve Bank of India, we are more structurally exposed to interest rate risk than banks in many other countries. See also “Supervision and Regulation—Legal Reserve Requirements”. These requirements result in our maintaining a large portfolio of fixed income government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. Realized and marked-to-market gains or losses on investments in fixed income securities, including government of India securities, are an important element of our profitability and are impacted by movements in market yields. A rise in yields on government securities reduces our profits from this activity and the value of our fixed income portfolio. These requirements also have a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets. We are also exposed to interest rate risk through our treasury operations as well as the operations of certain of our subsidiaries, including ICICI Lombard General Insurance Company, which has a portfolio of fixed income securities, and ICICI Securities Primary Dealership, which is a primary dealer in government of India securities. In our asset management business, we manage money market mutual funds whose performance is impacted by a rise in interest rates, which adversely impacts our revenues and profits from this business. See also “—Risks Relating to India and Other Economic and Market Risks—A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer” and “—Risks Relating to India and Other Economic and Market Risks—Any volatility in the exchange rate and increased intervention by the Reserve Bank of India in the foreign exchange market may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us”.

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

In fiscal 2009 and fiscal 2010, due to an adverse macroeconomic environment and challenges in loan recovery, we experienced an increase in non-performing loans, especially in the non-collateralized retail loan portfolio. As a result of a slowdown in economic activity, rising interest rates and the limited ability of corporations to access capital in view of the volatility in global and domestic financial markets, there has been an increase in non-performing and restructured loans in the banking system as well as in our portfolio since fiscal 2012. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (where permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. See also “—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. Further, the quality of our long-term project finance loan portfolio could be adversely impacted by several factors. See also “—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks”. In certain cases, we have extended loan facilities to clients based on collateral consisting of equity shares and any volatility in the capital markets may impact the value of such collateral. Economic and project implementation challenges, in India and overseas, could result in some of our borrowers not being able to meet their debt obligations, including debt obligations that have already been restructured, resulting in an increase in non-performing loans.

Further, guidelines issued by the Reserve Bank of India relating to identification and classification of non-performing assets could result in an increase our loans classified as non-performing. For instance, in May 2013, the Reserve Bank of India issued guidelines on the restructuring of loans, which requires all restructured loans (other than due to delay up to a specified period) from April 1, 2015 onwards to be classified as non-performing. See also “—The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business”. In January 2014, the Reserve Bank of India issued a framework for early identification and resolution of stressed assets. Effective April 1, 2014, the guidelines introduce an asset classification category of “special mention accounts”, which comprises cases that are not yet restructured or classified as non-performing but which exhibit early signs of stress, as specified through various parameters. Banks are also required to share data on a category of special mention accounts, form joint lenders’ forums and devise action plans for resolution of these accounts. The failure to do so within stipulated timeframes would attract accelerated provisioning for such cases. See also “Supervision and Regulation—Loan loss provisions and non-performing assets-Asset classification”. We may not be able to adequately control or reduce the level of non-performing assets in our portfolio.

We also have investments in security receipts arising from the sale of non-performing assets by us to Asset Reconstruction Company (India) Limited, a reconstruction company registered with the Reserve Bank of India and other reconstruction companies. See also “Business — Classification of Loans”. There can be no assurance that Asset Reconstruction Company (India) Limited and other reconstruction companies will be able to recover these assets and redeem our investments in security receipts and that there will be no reduction in the value of these investments.

If we are not able to adequately control or reduce the level of non-performing assets, the overall quality of our loan portfolio would deteriorate, we may become subject to enhanced regulatory oversight and scrutiny, our reputation may be adversely impacted and our profitability and the price of our equity shares and ADSs could be adversely affected.

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

Under the directed lending norms of the Reserve Bank of India, banks in India are required to lend 40.0% of their adjusted net bank credit to certain eligible sectors, categorized as priority sectors. Of this, 18.0% of adjusted net bank credit is required to be lent to the agricultural sector, including direct agricultural advances of at least 13.5% and indirect agricultural advances of not more than 4.5%. Direct agricultural advances include loans made directly to individual farmers or groups of individual farmers for agriculture and related activities. Indirect agricultural advances include loans for purposes linked to agriculture, such as loans to food and agri-processing units, finance for hire-purchase schemes for distribution of agricultural machinery and implements, financing farmers indirectly through the co-operative system and loans for the construction and operation of storage facilities. Other than the 18.0% of adjusted net bank credit that is required to be lent to the agricultural sector, the balance of the priority sector lending requirement can be met by lending to a range of sectors, including small businesses and residential mortgages satisfying certain criteria. Loans to identified weaker sections of society must comprise 10.0% of adjusted net bank credit. These requirements are to be met as of the last reporting Friday of the fiscal year with reference to the adjusted net bank credit of the previous fiscal year. These requirements apply to ICICI Bank on a stand-alone basis.

Further in July 2012 the Reserve Bank of India issued revised guidelines on priority sector lending requirements that restrict the ability of banks to meet the directed lending obligations through lending to specialized financial intermediaries. While keeping the lending targets unchanged, the revised guidelines specify certain categories of lending that would be eligible for classification as priority sector lending and its sub-segments. The guidelines also aim to increase direct agricultural lending by banks to individuals and reduce lending activity through intermediaries like non-banking finance companies and housing finance companies. The guidelines also stipulate that investments by banks in securitized assets and outright purchases of loans and assignments would be eligible for classification under the priority sector if the underlying assets themselves qualified for such treatment. Further, the interest rates charged to ultimate borrowers by the originating entities in such transactions have also been capped in order for such transactions to be classified as priority sector lending. The guidelines also increased the priority sector lending requirements of foreign banks in India that have 20 or more branches, bringing them on par with domestic banks with the target increasing from 32% of adjusted net bank credit to 40%.

Any shortfall in meeting these requirements may be required to be invested in government schemes that yield low returns, ranging from 3.0% to 6.5%, depending on the level of shortfall, thereby impacting our profitability. The aggregate amount of funding required by such schemes is drawn from banks that have shortfalls in achievement of their priority sector lending targets, with the amounts drawn from each bank determined by the Reserve Bank of India. At March 31, 2014, our total mandated investments in such schemes on account of past shortfalls in achieving the required level of priority sector lending were Rs. 248.2 billion. In May 2014, the Reserve Bank of India issued guidelines allowing banks to include the outstanding mandated investments in government schemes at March 31 of the fiscal year to be treated as part of indirect agriculture and count towards overall priority sector target achievement. Also, investments at March 31 of the preceding year would be included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements. These changes were made effective fiscal 2014. At year-end fiscal 2014, ICICI Bank’s priority sector lending was Rs. 1,010.3 billion, constituting about 108.5% of the lending target. However, the Bank met 46.4% and 27.0% of its direct agriculture and weaker section lending requirements respectively. Our investments in government schemes are expected to increase in view of the continuing shortfall in direct agriculture and weaker section loans.

As a result of priority sector lending requirements, we may experience a higher level of non-performing assets in our directed lending portfolio, particularly due to loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets in the priority sector loan portfolio were 3.3% in fiscal 2011, 2.6% in fiscal 2012, 2.2% in fiscal 2013 and 2.3% in fiscal 2014.

In September 2013, the Reserve Bank of India set up a committee on comprehensive financial services for small businesses and low income households which among others recommended a new methodology for computation of priority sector targets based on district-level credit penetration and other criteria. See also “Supervision and Regulation—Directed lending”. Any future changes by the Reserve Bank of India to the directed lending norms may result in our continued inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.

In addition to the directed lending requirements, the Reserve Bank of India has mandated banks in India to have a financial inclusion plan for expanding banking services to rural and unbanked centers and to customers who currently do not have access to banking services. In the Union Budget for fiscal 2015, the Finance Minister announced the launch of a financial inclusion mission from August 2014 under which it is proposed to open two bank accounts for each household. It is also envisaged that credit facilities may need to be provided to these households. The expansion into these markets involves significant investments and recurring costs. The profitability of these operations depends on our ability to generate business volumes in these centers and from these customers.

The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business.

Our standard assets include restructured standard loans. See also “Business—Classification of Loans—Restructured Loans”. As a result of a slowdown in economic activity, rising interest rates and the limited ability of corporations to access capital in view of the volatility in global and domestic financial markets, there has been an increase in restructured loans in the banking system as well as in our portfolio since fiscal 2012. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. See also “—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. Further, the quality of our long-term project finance loan portfolio could be adversely impacted by several factors. See also “—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks”. Economic and project implementation challenges, in India and overseas, could result in additions to restructured loans and we may not be able to control or reduce the level of restructured loans in our project and corporate finance portfolio.

In November 2012, the Reserve Bank of India increased the general provisioning on restructured standard accounts from 2.00% to 2.75%. Further in May 2013, the Reserve Bank of India issued final guidelines on the restructuring of loans. Pursuant to the guidelines, loans that are restructured (other than due to delays in project implementation under certain conditions and up to specified periods) from April 1, 2015 onwards would be classified as non-performing. Further, the general provisioning requirement on standard restructured loans was increased with all incremental restructured loans from June 1, 2013 requiring a 5.0% general provision while the general provisioning on the existing stock of standard restructured loans was mandated to be increased in a phased manner from 2.75% to 5.0% by March 31, 2016.

The combination of changes in regulations regarding restructured loans and provisioning thereof, any substantial increase in the level of restructured assets and the failure of these borrowers to perform as expected could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

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

The Indian banking sector has experienced a significant increase in infrastructure sector loans in recent years. We expect long-term project finance to be an area of growth in our business over the medium to long-term, and the quality of this portfolio could be adversely impacted by several factors. The viability of these projects depends upon a number of factors, including market demand, government policies, the processes for awarding government licenses and access to natural resources and their subsequent judicial or other review, the financial condition of the government or other entities that are the primary customers for the output of such projects and the overall economic environment in India and the international markets. These projects are particularly vulnerable to a variety of risks, including risks of delays in regulatory approvals, environmental and social issues, completion risk and counterparty risk, which could adversely impact their ability to generate revenues. Our loans to the power sector increased from 5.1% of our total gross loans at March 31, 2012 to 5.9% at March 31, 2013 and further to 6.0% at March 31, 2014. Concerns have emerged about the availability of coal for power projects in India, primarily due to environmental concerns around coal mining. In addition, power projects inherently have high leverage levels and the current volatility in capital markets and concerns about the implementation of these projects and their future cash flows may constrain the availability of equity funding for such projects. We cannot be sure that these projects will begin operations as scheduled or perform as anticipated. While a large portion of these projects are under implementation and the commercial dates of operations are yet to be reached, we may see an increase in our non-performing assets or restructured assets portfolio in case of delays of more than two years from the scheduled commercial date of operations of such projects, in line with Reserve Bank of India guidelines. In addition, any reduction in the output of operational power plants due to lower availability of fuel, or otherwise, may have an adverse impact on their financial condition and their ability to service their debt obligations, including to us. A slowdown in the Indian and global economy may exacerbate the risks for the projects that we have financed. Future project finance losses or high levels of loan restructuring could have a materially adverse effect on our profitability and the quality of our loan portfolio and the price of our equity shares and ADSs.

Further deterioration of our non-performing asset portfolio combined with an increase in Reserve Bank of India requirements on provisioning could adversely affect our business and profitability.

There can be no assurance that the percentage of non-performing assets that we will be able to recover will be similar to our past experience of recoveries of non-performing assets. As a result of a slowdown in economic activity, rising interest rates and the limited ability of corporations to access capital in view of the volatility in global markets, there has been an increase in non-performing and restructured loans in the banking system as well as in our portfolio since fiscal 2012. The failure of our restructured loans to perform as per the restructured terms would lead to their classification as non-performing loans. See also “—If we are not able to control the level of non-performing assets in our portfolio, our business will suffer”.

The classification of our loans into non-performing and restructured loans is governed by the Reserve Bank of India’s guidelines. Further, the classification of the loan portfolio of our overseas branches and subsidiaries is also subject to the regulations and views of respective local regulators. Our provisioning requirements are a function of the additions to non-performing and restructured loans as well as Reserve Bank of India and other regulators’ stipulations in this regard. Further, banks in India are also required to maintain general provision on standard loans at rates prescribed by the Reserve Bank of India. In its annual policy statement for fiscal 2012, the Reserve Bank of India increased the specific provisioning requirements on sub-standard and doubtful assets by 5%-10% of the gross outstanding from their existing levels. Since November 2012, the Reserve Bank of India has also increased the general provisioning requirements on standard restructured assets. In January 2014, the Reserve Bank of India issued guidelines requiring higher capital and provisioning requirements for banks with respect to their exposures to companies having unhedged foreign currency exposures, based on an assessment of likely loss on such exposures compared to the earnings of the corporate. In January 2014, the Reserve Bank of India issued a framework for early identification and resolution of stressed assets. Effective April 1, 2014, the guidelines introduce an asset category of special mention accounts, comprising cases that are not yet restructured or classified as non-performing but exhibit early signs of stress, as specified through various parameters. Banks are also required to share data on a category of special mention accounts, form joint lenders’ forums and come up with action plans for resolution of these accounts. The failure to do so within stipulated timeframes would attract accelerated provisioning for such cases. In March 2012, with the objective of limiting the volatility in loan loss provisioning requirements witnessed during an economic cycle, the Reserve Bank of India released a discussion paper on the dynamic loan loss provisioning framework. The framework proposes to replace existing general provisioning norms and recommends that banks make provisions on their loan books every year based on their historical loss experience in various categories of loans. In years where the specific provision is higher than the computed dynamic provision requirement, the existing dynamic provision balance can be drawn down to the extent of the difference, subject to a minimum specified level of dynamic provision balance being retained. The combination of any mandated increase in provisions, regulators’ assessment of our provisions, any change in the definition of non-performing assets by the regulator and any further deterioration or increase in our non-performing asset portfolio could lead to an adverse impact on our business, our future financial performance and the price of our equity shares and ADSs.

We have seen a significant increase in our branch network over the last few years and any inability to use these branches productively or substantial delays in achieving desired levels of productivity may have an adverse impact on our growth and profitability.

The branch network of ICICI Bank in India has increased from 1,419 branches at March 31, 2009 to 3,753 branches at March 31, 2014. See also “—We may buy or sell businesses or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisition risks”. Recently, we have also substantially scaled up our branch network in rural and semi-urban areas and have also established low-cost branches in centers in the country having no bank presence. Our new branches typically operate at lower productivity levels, as compared to our existing branches. Our performance depends also on the productivity of our employees. Any inability to achieve, substantial delays in achieving desired levels of productivity, would have an adverse impact on our growth and profitability and the price of our equity shares and ADSs.

We are subject to capital adequacy and liquidity requirements stipulated by the Reserve Bank of India, including Basel III, and any inability to maintain adequate capital or liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

Effective April 1, 2013, banks in India commenced implementation of the Basel III capital adequacy framework as stipulated by the Reserve Bank of India. The Basel III guidelines, among other things, establish Common Equity Tier 1 as a new tier of capital; impose a minimum Common Equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% while retaining the minimum total risk-based capital ratio of 9.0%; require banks to maintain a Common Equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments; establish new eligibility criteria for capital instruments in each tier of regulatory capital; require more stringent adjustments to and deductions from regulatory capital; provide for more limited recognition of minority interests in the regulatory capital of a consolidated banking group; impose a 4.5% Basel III leverage ratio of Tier 1 capital to exposure during a parallel run period from 2013 to 2017; and modify the Reserve Bank of India’s Basel II guidelines with respect to credit risk, including counterparty credit risk and credit risk mitigation, and market risk. The guidelines were earlier to be fully implemented by March 31, 2018, which was revised to March 31, 2019 in fiscal 2014. Applying the Basel III guidelines, capital ratios of ICICI Bank as of March 31, 2014 were: Common Equity Tier 1 risk-based capital ratio of 12.8%; Tier 1 risk-based capital ratio of 12.8%; and total risk-based capital ratio of 17.7%.

The capital regulations continue to evolve, both globally and in India. The Reserve Bank of India may require additional capital to be held by banks as a systemic buffer. For instance, in July 2014, the Reserve Bank of India has issued guidelines requiring additional Common Equity Tier 1 capital requirements ranging from 0.2% to 0.8% of risk-weighted for domestic banks that are identified as systemically important. The systemic importance of a bank would be determined based on the size, inter-connectedness, substitutability and complexity of the bank, with a larger weightage given to size. Further, the Reserve Bank of India has also released draft guidelines on implementation of counter-cyclical capital buffers which proposes higher capital requirements for banks, ranging from 0% to 2.5% of risk-weighted assets, during periods of high economic growth. The capital requirement would be determined based on certain triggers like deviation of long-term average credit-to-GDP ratio and other indicators. In addition, with the approval of the Reserve Bank of India, banks in India may migrate to advanced approaches for calculating risk-based capital requirements in the medium term. These evolving regulations may impact the amount of capital that we are required to hold. In December 2013, the Reserve Bank of India issued guidelines on stress testing according to which banks would have to carry out stress tests for credit risk and market risk to assess their ability to withstand shocks. Banks would be classified into three categories based on size of risk-weighted assets and banks with risk-weighted assets of more than Rs. 2,000.0 billion would be required to carry out complex and severe stress testing. Our ability to grow our business and execute our strategy is dependent on our level of capitalization and we typically raise resources from the capital markets to meet our capital requirements.

In June 2014, the Reserve Bank of India released guidelines on liquidity coverage ratio requirements under the Basel III liquidity framework. The Reserve Bank of India has proposed the monitoring and reporting of the Basel III liquidity coverage ratio, which is a ratio of the stock of high quality liquid assets and total net cash outflows over the next 30 calendar days. The Reserve Bank of India has also defined categories of assets qualifying as high quality liquid assets and has mandated a minimum liquidity coverage ratio of 60% from January 1, 2015, which would be increased in a phased manner to a minimum of 100% from January 1, 2019. These requirements together with the existing statutory liquidity ratio and cash reserve requirements may result in Indian banks, including us, holding higher amounts of liquidity, thereby impacting profitability.

Any reduction in our regulatory capital ratios, increase in liquidity requirements applicable to us on account of regulatory changes or otherwise, changes in the composition of liquidity and any inability to access capital markets may limit our ability to grow our business, impact our profitability and our future performance and strategy.

Our risk profile is linked to the Indian economy and the banking and financial markets in India which are still evolving.

Our credit risk may be higher than the credit risk of banks in some developed economies. Unlike several developed economies, a nation-wide credit bureau has been operational in India only since 2001. This may limit the information available to us about the credit history of our borrowers, especially individuals and small businesses. In addition, the credit risk of our borrowers, particularly small and middle market companies, is higher than borrowers in more developed economies due to the evolving Indian regulatory, political, economic and industrial environment. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to “priority sectors”, including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Any shortfall may be required to be allocated to investments yielding sub-market returns. See also “—We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in achieving these requirements may be required to be invested in government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of the equity shares and ADSs” and “Business—Loan Portfolio—Directed Lending”. Also, several of our corporate borrowers in the past suffered from low profitability because of increased competition from economic liberalization, a sharp decline in commodity prices, a high debt burden and high interest rates in the Indian economy at the time of their financing, and other factors. An economic slowdown and a general decline in business activity in India could impose further stress on these borrowers’ financial soundness and profitability and thus expose us to increased credit risk. This may lead to an increase in the level of our non-performing assets and there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

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

We are subject to a wide variety of banking, insurance and financial services laws, regulations and regulatory policies and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. Since the global financial crisis, regulators in India and in the other jurisdictions in which we operate have intensified their review, supervision and scrutiny of many financial institutions, including us. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past, in a range of areas. This increased review and scrutiny or any changes in the existing regulatory supervision framework, increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that any regulator will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations, accounting norms or regulatory policies. Regulators may find that we are not in compliance with applicable laws, regulations, accounting norms or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Such formal or informal actions might force us to make additional provisions for our non-performing assets or otherwise, divest our assets, adopt new compliance programs or policies, remove personnel, reduce dividend or executive compensation or undertake other changes to our business operations. Any of these changes, if required, could reduce our profitability by restricting our operations, imposing new costs or harming our reputation. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment” and “Supervision and Regulation”.

Our banking subsidiaries in the United Kingdom and Canada have in the past focused primarily on leveraging their deposit franchises in these markets to extend financing to Indian companies for their operations in India and globally, including the financing of overseas acquisitions by Indian companies through structured transactions. In view of regulatory limitations on cross-border financing of this nature, these subsidiaries have experienced a reduction in their business, impacting their profitability and resulting in a sharp reduction in the return on the capital invested in these businesses. While both these subsidiaries are focused on growing their business within the current regulatory framework, the opportunities to do so may be limited. Further, while both these subsidiaries are focused on optimizing their capital base and have repatriated capital and made dividend payments to ICICI Bank in the recent past, such initiatives are subject to regulatory approvals. There can be no assurance regarding the timing or grant of such approvals in the future. Our overseas branches are also subject to respective local regulatory requirements, including any requirements related to liquidity, capital and asset classification and provisioning.

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

Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and ensuing inquiries or investigations by regulatory and enforcement authorities, has resulted, and may result in the future, in regulatory actions, including financial penalties and restrictions on or suspension of the related business operations. Following the release on the Internet of videos forming part of a sting operation on banks and insurance companies in India that purported to show the Bank’s frontline branch employees engaging in conversations that would violate our Group’s Code of Business Conduct and Ethics and could have, if any transactions had been consummated, led to violations of anti-money laundering and ‘know-your-customer’ norms, the Reserve Bank of India undertook investigations at ICICI Bank and over 30 other banks in India. While the Reserve Bank of India’s investigations did not reveal any prima facie evidence of money laundering, the Reserve Bank of India imposed an aggregate penalty of Rs. 665 million on 31 Indian banks, including Rs. 10 million on ICICI Bank, for instances of violation of applicable regulations, which the Bank has paid. Although we have not received any formal notice of investigation, there can be no assurance that these incidents will not be the subject of further investigation by the regulatory authorities, including the tax enforcement authorities.

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

Despite our best efforts to comply with all applicable regulations, there are a number of risks that cannot be completely controlled. Our international expansion has led to increased legal and regulatory risks. Regulators in every jurisdiction in which we operate or have listed our securities have the power to restrict our operations, stipulate higher capital and liquidity requirements or bring administrative or judicial proceedings against us (or our employees, representatives, agents and third party service providers), which could result, among other things, in suspension or revocation of one or more of our licenses, cease and desist orders, fines, civil penalties, criminal penalties or other disciplinary action which could materially harm our reputation, results of operations and financial condition.

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

Our loan portfolio and non-performing asset portfolio have a high concentration in certain types of customers. ICICI Bank’s policy is to limit its exposure to any particular industry (other than retail loans) to 15.0% of its total exposure. Our loans and advances to the retail finance segment constituted 40.9% of our gross loans and advances at March 31, 2014. Our loans and advances to (i) the infrastructure sector (excluding power), (ii) the non-finance service sector, (iii) the power sector and (iv) the iron and steel sector constituted 6.9%, 6.7%, 6.0% and 5.1%, respectively, of our gross loans and advances at March 31, 2014. Pursuant to the guidelines of the Reserve Bank of India, ICICI Bank’s credit exposure to an individual borrower must not exceed 15.0% of its capital funds, unless the exposure is with regards to an infrastructure project. ICICI Bank’s exposure to a group of companies under the same management control generally must not exceed 40.0% of its capital funds unless the exposure is with regards to an infrastructure project, as per the Reserve Bank of India guidelines. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., aggregate exposure can be 20.0% of capital funds for an individual borrower and aggregate exposure can be 45.0% of capital funds for a group of companies under the same management). At March 31, 2014, our largest non-bank borrower accounted for approximately 12.1% of our capital funds. The largest group of companies under the same management control accounted for approximately 29.1% of our capital funds. See also “Business—Loan Portfolio—Loan Concentration”.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We may also rely on certain representations as to the accuracy and completeness of that information and, with respect to financial statements, on reports of their independent auditors. For example, in deciding whether to extend credit, we may assume that a customer’s audited financial statements conform to generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or other information that is materially misleading. In addition, unlike several developed economies, a nationwide credit bureau has only recently built up its database in India. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. As a result, our ability to effectively manage our credit risk may be adversely affected.

Commission, exchange and brokerage income and profit on foreign exchange transactions are important elements of our profitability, and regulatory changes and market conditions could cause these income streams to decline and adversely impact our financial performance.

We earn commission, exchange and brokerage income from a variety of activities, including loan processing, syndication and advisory services for corporate clients with respect to their acquisition and project financing, distribution of retail investment and insurance products, transaction banking and retail credit products. Our commission, exchange and brokerage income is therefore impacted by the level of corporate activity including new financing proposals, the demand for retail financial products and the overall level of economic and trade activity. We also earn commission from the distribution of mutual fund and insurance products. Our commission, exchange and brokerage income is also impacted by applicable regulations governing various products and segments of financial services and changes in these regulations may adversely impact our ability to grow in this area. For example, in May 2014, the Reserve Bank of India directed banks to remove foreclosure charges on floating rate term loans given to individual borrowers and were prohibited from levying penalty for non-maintenance of minimum balance in inoperative accounts. The profit on foreign exchange transactions is dependent on foreign exchange market conditions and the risk management strategies of corporate clients. Volatile market conditions may also have an adverse impact on mergers and acquisitions activity by Indian companies, affecting our fee and other incomes related to such activity. Since fiscal 2012, we have witnessed a moderation in growth in our commission, exchange and brokerage income, primarily due to the decline in corporate investment activity and new financing proposals. While the growth rate of our commission, exchange and brokerage income has improved during fiscal 2014, various factors could adversely impact these income streams in the future and adversely affect our financial performance.

We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face.

Beginning in fiscal 2004, we began international expansion, opening banking subsidiaries in the United Kingdom, Canada and Russia and branches and representative offices in several countries. This rapid international expansion into banking in multiple jurisdictions exposes us to a variety of regulatory and business challenges and risks, including cross-cultural risk and has increased the complexity of our risks in a number of areas including price risks, currency risks, interest rate risks, compliance risk, regulatory and reputational risk and operational risk. In the aftermath of the financial crisis and in light of enhanced regulations in many countries, we expect to face additional scrutiny in all of these areas and in the management of our international operations. We also face risks arising from our ability to manage inconsistent legal and regulatory requirements in the multiple jurisdictions in which we operate. Our businesses are subject to changes in legal and regulatory requirements and it may not be possible to predict the timing or nature of such changes.

The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. Regulatory changes globally and in specific markets, including increased regulatory oversight following the global financial crisis, may impact our ability to execute our strategy and deliver returns on capital invested in our international subsidiaries. Our banking subsidiaries in the United Kingdom and Canada have in the past focused primarily on leveraging their deposit franchises in these markets to extend financing to Indian companies for their operations in India and globally, including the financing of overseas acquisitions by Indian companies through structured transactions. In view of the position taken by these subsidiaries’ respective regulators in connection with cross-border risk and exposure concentration, these subsidiaries have reduced their business volumes, resulting in a high level of capital relative to their assets and impacting their profitability and return on the capital invested by ICICI Bank in these subsidiaries. While both these subsidiaries are focused on growing their business within the current regulatory framework, the opportunities to do so may be limited. Further, while we are seeking to rationalize the capital invested in our overseas banking subsidiaries and these subsidiaries have repatriated a part of their excess capital to ICICI Bank, there can be no assurance that we will be able to achieve further capital rationalization through repatriation or otherwise. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past” and “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Our overseas branches and banking subsidiaries have made investments in bonds, certificates of deposits, mortgage backed securities, treasury bills, credit derivatives and asset-backed commercial paper. The global financial and economic crisis resulted in mark-to-market and realized losses on our overseas and other subsidiaries’ investment and derivative portfolios, increased the regulatory scrutiny of our international operations, constrained our international debt capital market borrowings and increased our cost of funding. If we are unable to manage these risks, our business would be adversely affected.

Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including deposits from corporate customers and interbank deposits. Our customer deposits generally have a maturity of less than one year. However, a large portion of our assets have medium-or long-term maturities, creating the potential for funding mismatches. In addition, we have seen significant growth in project financing in recent years, where the assets would typically be of longer-term maturities, relative to our funding profile. Our ability to raise fresh deposits and grow our deposit base depends in part on our ability to expand our network of branches, which in the past required the prior approval of the Reserve Bank of India. We have recently significantly expanded our branch network pursuant to the Reserve Bank of India’s authorizations for establishing new branches, and the Reserve Bank of India has also recently permitted banks to freely open new branches subject to certain conditions. Our new branches typically operate at lower efficiency levels, as compared to our existing branches, and although we intend to increase their efficiency over time, any inability to use these branches productively, or substantial delays in achieving desired levels of productivity, may have an impact on our ability to grow our deposit base to the desired extent. During September and October 2008, following the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, rumors were circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. The deregulation of savings account interest rates in October 2011 may also increase the volatility of this component of our funding.

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

Furthermore, a part of our loan and investment portfolio, consisting primarily of the loan and investment portfolios of our international branches and subsidiaries is denominated in foreign currencies, including the U.S. dollar. Our international branches are primarily funded by debt capital market issuances and syndicated/bilateral loans, while our international subsidiaries generally raise deposits in their local markets. Volatility in the international debt markets may constrain our international capital market borrowings. There can be no assurance that our international branches and subsidiaries will be able to obtain funding from the international debt markets or other sources in a timely manner on terms acceptable to them or at all. This may adversely impact our ability to replace maturing borrowings and fund new assets. In addition, borrowers who have taken foreign currency loans from us may face challenges in meeting their repayment obligations on account of market conditions and currency movements. See also “—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs”, “—Risks Relating to India and Other Economic and Market Risks—Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs” and “—Risks Relating to Our Business—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”.

The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment.

The global financial crisis has led to significant and unprecedented changes in the laws, regulations and regulatory policies of India and the other jurisdictions in which we operate. Changes in laws, regulations or regulatory policies, including changes in the interpretation or application of such laws, regulations and regulatory policies, may adversely affect the products and services we offer, the value of our assets or the collateral available for our loans or our business in general. Recent regulatory changes as well as changes currently under discussion, such as changes with respect to Basel III risk-based and leverage capital requirements, Basel III liquidity requirements; restrictions on cross-border capital flows; enhanced emphasis on local lending obligations in overseas jurisdictions; changes in directed lending regulations in India; and discussions on management compensation, board governance, consumer protection and risk management, among other areas, are expected to have an impact on our business and our future strategy. These changes could require us to reduce or increase our business in specific segments, impact our overall growth and impact our return on capital. For instance, our wholly owned banking subsidiaries in the United Kingdom and Canada reduced their business volumes in response to the regulatory environment, which has impacted their growth and profitability. While both these subsidiaries are focused on growing their business within the current regulatory framework, the opportunities to do so may be limited. Further, while both these subsidiaries are focused on optimizing their capital base and have repatriated capital and made dividend payments to ICICI Bank in the recent past, such measures are subject to regulatory approvals. There can be no assurance regarding the timing or grant of such approvals in the future. The Reserve Bank of India has moved to a risk-based supervision approach for Indian banks, including us, and may require banks to hold additional capital over and above the minimum regulatory requirements based on its assessment of risks for individual banks.

Changes in laws, regulations and regulatory policies, or the interpretation or application thereof, have and we expect will continue to lead to enhanced regulatory oversight and scrutiny and increased compliance costs. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past. This increased scrutiny increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that any regulator will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy, management functioning or other measures of the safety and soundness of our operations. In addition, regulators may find that we are not in compliance with applicable laws, regulations or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Our ability to predict future legal or regulatory changes is limited and we may face enhanced legal or regulatory burdens without advance notice. For example, the Reserve Bank of India, in its guidelines for new private sector banking licenses issued in February 2013, has mandated all new banks pursuant to the issuance of such licenses, to be set up under a financial holding company structure. In future, such requirements may be extended to existing banks in India, including us. Also, the Reserve Bank of India has released a discussion paper on a new banking structure in India. See also “Overview of the Indian Financial Sector-Recent structural reforms”. Any such regulatory or structural changes may result in increased expenses, operational restrictions, increased competition or revisions to our business operations, which may reduce our profitability or force us to forego potentially profitable business opportunities. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”.

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

To the extent our assessments, assumptions or estimates prove inaccurate or not predictive of actual results, we could suffer higher than anticipated losses and enhanced regulatory scrutiny. See also “—Further deterioration of our non-performing asset portfolio combined with an increase in Reserve Bank of India requirements on provisioning could adversely affect our business and profitability”. The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk because it affects the evaluation of our credit ratings by domestic and international rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. See also “—Risks Relating to India and Other Economic and Market Risks—Any downgrade of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs”. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions particularly longer-term, and derivatives transactions, or retain our customers. Conditions in the international and Indian debt markets may adversely impact our access to financing and liquidity. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition. For more information relating to our ratings, see also “Business—Risk Management—Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk”.

Negative publicity could damage our reputation and adversely impact our business and financial results and the price of our equity shares and ADSs.

Reputation risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. The reputation of the financial services industry in general has been closely monitored as a result of the financial crisis and other matters affecting the financial services industry. Negative public opinion about the financial services industry generally or us specifically could adversely affect our ability to keep and attract customers, and expose us to litigation and regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices and specific credit exposures, corporate governance, regulatory compliance, mergers and acquisitions, and related disclosure, sharing or inadequate protection of customer information, and actions taken by government, regulators and community organizations in response to that conduct. Although we take steps to minimize reputation risk in dealing with customers and other constituencies, we, as a large financial services organization are inherently exposed to this risk. Our subsidiaries’ businesses include mutual fund, portfolio and private equity fund management, which are exposed to various risks including diminution in value of investments and inadequate liquidity of the investments. We also distribute products of our insurance, asset management and private equity subsidiaries. Investors in these funds and schemes may allege mismanagement or weak fund management as well as mis-selling and conflicts of interest which may impact our overall reputation as a financial services group and may require us to support these businesses with liquidity and may result in a reduction in business volumes and revenues from these businesses. We are also exposed to the risk of litigation by customers across our businesses.

We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks.

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

We may also sell all or part of one or more of our businesses, including our subsidiaries, for a variety of reasons including changes in strategic focus, redeployment of capital, contractual obligations and regulatory requirements. See also “Business— Overview of Our Products and Services — Insurance”.

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

Since fiscal 2012, following the volatility in the global capital markets and the economic slowdown in India, the rupee has depreciated sharply against the U.S. dollar. The rupee depreciated by 14.6% in fiscal 2012 and by 6.3% in fiscal 2013. During fiscal 2014, the rupee depreciated sharply against the U.S. dollar following the commencement of tapering of quantitative easing in the United States and the consequent withdrawal of capital flows from many emerging economies. During April-August 2013, the rupee depreciated by 22.4% to Rs. 68.4 per U.S. dollar before stabilising at Rs. 60.1 per U.S. dollar at end-March 2014. Some of our borrowers with foreign exchange and derivative exposures may be adversely impacted by the depreciation of the rupee. These include borrowers impacted by higher rupee denominated interest or principal repayment on unhedged foreign currency borrowings; increases in the cost of raw material imports where there is limited ability to pass through such escalations to customers; and the escalation of project costs due to higher imported equipment costs; and borrowers that may have taken adverse positions in the foreign exchange markets. The failure of our borrowers to manage their exposures to foreign exchange and derivative risk, particularly adverse movements and volatility in foreign exchange rates, may adversely affect our borrowers and consequently the quality of our exposure to our borrowers and our business volumes and profitability. In January 2014, the Reserve Bank of India issued guidelines requiring higher capital and provisioning requirements for banks on their exposures to companies having unhedged foreign currency exposure, based on an assessment of likely loss on such exposures compared to the earnings of the corporate. An increase in non-performing or restructured assets on account of our borrowers’ inability to manage exchange rate risk and any increased capital or provisioning requirement against such exposures may have an adverse impact on our profitability, our business and the price of our equity shares and ADSs. We have adopted certain risk management policies to mitigate such risk. However there is no assurance that such measures will be fully effective in mitigating such risks.

Entry into new businesses or expansions of existing businesses may expose us to increased risks that may adversely affect our business.

The rapid growth of our retail loan business and our rural initiative exposes us to increased risks within India including higher levels of non-performing loans in our unsecured retail credit portfolio, increased operational risk, increased fraud risk and increased regulatory and legal risk. Since fiscal 2012 we have focused on scaling up our retail lending volumes and in fiscal 2014, have also seen an increase in our retail unsecured portfolio. Our retail loan portfolio grew by 25.6% in fiscal 2014 compared to an increase of 17.1% in our overall gross loan portfolio. Further, we are also focusing on scaling up our business and distribution network in rural areas. While we have taken measures to address the risks in these businesses, there can be no assurance that the businesses would perform as per our expectations or that there would not be any adverse developments in these businesses in the future. Our inability to manage such risks may have an adverse impact on our future business and strategy, our asset quality and profitability and the price of our equity shares and ADSs.

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

Within the Indian market, we face intense competition from other commercial banks, investment banks, insurance companies and non-bank finance companies. Some Indian public and private sector banks have experienced higher growth, achieved better profitability and increased their market shares relative to us. In addition, the moderation of growth in the Indian banking sector may lead to greater competition for business opportunities. Recent changes in the Indian banking sector include deregulation of interest rates on savings bank deposits, following which some smaller banks have significantly increased interest rates paid on savings deposits to compete with larger banks, including us, and removal of foreclosure charges or prepayment penalties payable by borrowers for floating rate home loans, which may lead to a higher proportion of higher yielding loans being prepaid as borrowers seek to refinance their existing loans. In February 2013, the Reserve Bank of India issued guidelines on the entry of new banks in the private sector including eligibility criteria, structure, capital requirements, shareholding structure and corporate governance practices. The Reserve Bank of India has issued in-principle licenses to two applicants during fiscal 2014. Further, in October 2013, the Reserve Bank of India completely deregulated branch licensing requirements and banks are permitted to open branches across tier 1 to tier 6 centers without the prior approval of the Reserve Bank of India, subject to them maintaining a prescribed proportion of 25% of their incremental branches in rural and semi-urban areas. See also “Supervision and Regulation-Regulations Relating to the Opening of Branches and Automated Teller Machines”. Greater presence of existing competitors or new entrants of banks offering a wider range of products and services could increase competition. The Reserve Bank of India released a discussion paper in August 2013 on the banking structure in India which proposes a differentiated licensing policy for different types of banks for niche business areas. It also recommends having a continuous licensing policy for entry of new banks compared to the current practice of issuing licenses intermittently. The Reserve Bank of India has also released the framework for the presence of foreign banks in India, and has proposed according treatment substantively similar to domestic banks for foreign banks, based on the principles of reciprocity and subsidiary mode of presence. In January 2014, the Reserve Bank of India had constituted a committee to review governance of boards of banks in India which, among others, proposes several measures aimed at improving the governance, ownership and board oversight of public sector banks. In July 2014, the Reserve Bank of India issued draft guidelines for licensing of payments banks and small banks. The Reserve Bank of India has also indicated that it would issue guidelines with respect to continuous licensing policy for universal banks. Any changes in the banking structure in India, including the entry of new banks, greater competition between existing players and improvement in the efficiency and competitiveness of existing banks may have an adverse impact on our business. Due to competitive pressures, we may be unable to successfully execute our growth strategy or offer products and services at reasonable returns and this may adversely impact our business. See also “Business—Competition” and “Overview of the Indian Financial Sector—Commercial Banks—Foreign Banks”.

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

The Indian financial markets have in recent years experienced, and continue to experience, changes and developments aimed at reducing the cost and improving the quality of service delivery to users of financial services. We may experience an adverse impact on the cash float and fees from our cash management business resulting from the development and increased usage of payment systems, as well as other similar structural changes. Some recent structural changes in banking transactions in India include free access for a customer of any bank to ATMs of all other banks with restrictions on the amount and number of transactions. Furthermore, the Reserve Bank of India, from time to time, also imposes limits on transaction charges levied by banks on customers, including those on cash and card transactions. In fiscal 2013, banks were directed to remove foreclosure charges on home loans. In fiscal 2014, banks were mandated to have a uniform pricing policy for all customers across all branches, irrespective of the branch in which the account was opened. Also, banks were directed to remove foreclosure charges on floating rate term loans given to individual borrowers and were prohibited from levying penalty on inoperative accounts for non-maintenance of minimum balance. Such developments may adversely impact the profitability of banks, including us, by reducing float balances and fee incomes, and increasing costs. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Our subsidiaries are also subject to similar risks. For example, in the Union Budget for fiscal 2015, the Finance Minister announced an increase in the long term capital gains tax rate on investments in debt mutual funds from 10% to 20% and also increased the minimum holding period for qualification as a long term investment from 12 months to 36 months. These changes may have an impact on the inflows seen by mutual funds, including the funds managed by our asset management subsidiary, into debt schemes.

Additional capital requirements of our insurance subsidiaries may adversely impact our business and the price of our equity shares and ADSs.

While our life insurance business has recorded accounting profits since fiscal 2011, and the growth of our life insurance subsidiary has moderated, additional capital may be required to support the insurance business. In accordance with the Insurance Regulatory and Development Authority’s order dated March 12, 2011, all general insurance companies in India, including our general insurance subsidiary, were required to provide for losses on the third party motor pool (a multilateral arrangement for insurance in respect of third party claims against commercial vehicles, the results of which are shared by all general insurance companies in proportion to their overall market share) at a provisional rate of 153.0% from fiscal 2008 to fiscal 2011, as compared to the earlier loss rate of 122%-127%. Since the losses are allocated to general insurance companies based on their overall market shares, the profitability and solvency ratio of our general insurance subsidiary were adversely impacted. Accordingly, we invested Rs. 2.5 billion of capital into our general insurance subsidiary, ICICI Lombard General Insurance Company Limited, in fiscal 2011. In fiscal 2012, the Insurance Regulatory and Development Authority ordered the dismantling of the motor pool and advised that motor pool liabilities be recognized as per the loss rates estimated by the General Actuaries Department of the United Kingdom, for all underwriting years from fiscal 2008 to fiscal 2012. Our general insurance subsidiary recognized additional pool losses of Rs. 6.9 billion in fiscal 2012 and Rs. 1.0 billion in fiscal 2013. We invested Rs. 740.0 million into our general insurance subsidiary in fiscal 2013.

Our ability to invest additional capital in these businesses is subject to the Reserve Bank of India’s regulations on capital adequacy and its para-banking guidelines that prescribe limits for our aggregate investment in financial sector enterprises. All such investments require prior approval of the Reserve Bank of India. See also “—Loss reserves for our general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary”, “Business—Insurance” and “Supervision and Regulation—The Reserve Bank of India Regulation—Holding Companies”. The capital requirements of our insurance subsidiaries and restrictions on our ability to capitalize them could adversely impact their growth, our future capital adequacy, our financial performance and the price of our equity shares and ADSs.

While our insurance businesses are becoming an increasingly important part of our business, there can be no assurance of their future rates of growth or levels of profitability.

Our life insurance and general insurance joint ventures are becoming an increasingly important part of our business. See also “Business—Overview of Our Products and Services—Insurance”. These businesses have seen a moderation in growth since fiscal 2009. There can be no assurance of their future rates of growth. Our life insurance business comprises provision of life, pension and health products. Reduction in capital market valuations and volatility in capital markets have had an adverse impact on the demand for unit-linked products. Our life insurance subsidiary has also been impacted by the substantial changes in unit-linked and non-unit linked product regulations specified by the Insurance Regulatory and Development Authority. Effective September 1, 2010, changes for unit-linked products include caps on charges including surrender charges, an increase in minimum premium paying term and the introduction of minimum guaranteed returns on pension products. In March 2013, the Insurance Regulatory and Development Authority issued guidelines on non-linked and linked life insurance products which included limits on the commission rates payable by insurance companies, introduction of a minimum guaranteed surrender value and minimum death benefits for non-linked products. The new guidelines require life insurance companies to modify existing products to comply with the revised guidelines. These revisions have impacted the growth, margins and profitability of life insurance companies. Further, in August 2013, the Insurance Regulatory Development Authority permitted banks to act as brokers and sell insurance products of more than one insurer. The guidelines restrict sales of insurance policies of any single insurer to 50% of total sales, and to 25% of total sales in case the insurer is part of the same promoter group as the bank. Banks have the option to continue as corporate agents or become insurance brokers with the prior approval of the Reserve Bank of India. In November 2013, the Reserve Bank of India issued draft guidelines on permitting banks to enter the insurance broking business.

See also “Supervision and Regulation—Regulations Governing Insurance Companies— Draft Guidelines on permitting banks to enter insurance broking business”. A change in the guidelines relating to insurance distribution by banks may require our insurance subsidiaries to change their distribution strategies, which may result in increased costs and lower business volumes, as well as impacting ICICI Bank’s distribution of their products and the associated fee income.

The growth of our general insurance business has been adversely impacted by the deregulation of pricing on certain products since 2007, which has resulted in a reduction in premiums for those products. There can be no assurance of the future rates of growth in the insurance business.

Further, our general insurance subsidiary has also been adversely impacted by higher losses on the mandated third party motor insurance pool, which resulted in a loss of Rs. 0.8 billion in fiscal 2011 and a loss of Rs. 4.2 billion in fiscal 2012 for the subsidiary. This subsidiary has been making profits since fiscal 2013. See also “—Additional capital requirements of our insurance subsidiaries may adversely impact our business and the price of our equity shares and ADSs” and “Supervision and Regulation—Regulations Governing Insurance Companies”. A slowdown in the Indian economy, further regulatory changes or customer dissatisfaction with our insurance products could adversely impact the future growth of these businesses. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Any slowdown in these businesses and in particular in the life insurance business could have an adverse impact on our business and the price of our equity shares and ADSs.

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

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. Our general insurance subsidiary also conducts reviews of various lines of business to consider the adequacy of reserve levels. Based on current information available and on the basis of internal procedures, the management of our general insurance subsidiary considers that these reserves are adequate. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on the results of operations of our general insurance subsidiary. See also “—Additional capital requirements of our insurance subsidiaries may adversely impact our business and the price of our equity shares and ADSs”.

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

We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees and third parties (including violation of regulations for prevention of corrupt practices, and other regulations governing our business activities), misreporting or non-reporting with respect to statutory, legal or regulatory reporting and disclosure obligations, or operational errors, including clerical or recordkeeping and reconciliation errors or errors resulting from faulty computer or telecommunications systems. We have experienced significant growth in a fast changing environment, and management as well as our regulators, are aware that this may pose significant challenges to our control framework. As a result of our internal evaluations, we and our regulators have noted certain areas where our processes and controls could be improved. Our growth, particularly in retail lending, our rural initiative, our international business and our insurance businesses exposes us to additional operational and control risks. Regulatory scrutiny of areas related to operational risk, including internal audit information, systems and data processing is increasing. The large size of our treasury and retail operations, which use automated control and recording systems as well as manual checks and recordkeeping, exposes us to the risk of errors in control, recordkeeping and reconciliation. The increasing size of our insurance business and the complexities of the products expose us to the risk that the models set up on actuarial software to compute the actuarial liabilities and deferred acquisition cost may contain errors or may require continuous improvement over a period of time. We also outsource some functions, like collections, to other agencies. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws or employee tampering or manipulation of those systems will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to deterioration in customer service and to loss or liability to us. We are further exposed to the risk that external vendors may be unable to fulfil their contractual obligations to us (or will be subject to the same risk of fraud or operational errors by their respective employees as we are), and to the risk that our (or our vendors’) business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures prove inadequate, or are circumvented, thereby causing delays in detection or errors in information. Although we maintain a system of controls designed to keep operational risk at appropriate levels, like all banks and insurance companies we have suffered losses from operational risk and there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount, and our reputation could be adversely affected by the occurrence of any such events involving our employees, customers or third parties. In addition, regulators or legal authorities may also hold banks, including us, liable for losses on account of customer errors such as inadvertent sharing of confidential account related information. There are inherent limitations to the effectiveness of any system especially of controls and procedures, including the possibility of human error, circumvention or over-riding of the controls and procedures, in a fast changing environment or when entering new areas of business or expanding geographic reach. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. We are committed to continuing to implement and improve internal controls and our risk management processes, and this remains a key priority for us. If, however, we are unable to manage operational risk in India and in the other jurisdictions in which we operate, or if we are perceived as being unable to manage such risk, we may be subject to enhanced regulatory oversight and scrutiny. For a discussion of how operational risk is managed. See also “—Business—Risk Management—Operational Risk”.

Fraud and significant security breaches in our computer system and network infrastructure could adversely impact our business.

Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Our rural initiative, our international growth and our expansion to product lines such as insurance may create additional challenges with respect to managing the risk of fraud due to increased geographical dispersion and use of intermediaries. See also “—Operating and Financial Review and Prospects— Provisions for Restructured Loans and Non-performing Assets” and “Business—Risk Management—Operational Risk”. Physical or electronic break-ins, security breaches or other disruptions caused by power disruptions or the increased use of technology could also affect the security of information stored in and transmitted through our computer systems and network infrastructure. Technology has been undergoing rapid evolution driven by mobility, cloud computing and social networks and this has led to increased cyber threats such as distributed denial of service attacks, spear phishing attacks and proliferation of malware and trojans. Given our focus on technology and presence in diverse geographies, we are exposed to such attacks which may impact the confidentiality, integrity or availability of data pertaining to us or our customers, which in turn may cause damage to our reputation and adversely impact our business and financial results. While ICICI Bank maintains insurance coverage that may, as per the policy terms and conditions, cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses. The Bank has a governance framework in place for security and has implemented information security policies, procedures and technologies. However, considering that technology is currently in a phase of rapid evolution and considering that the methods used for cyber attacks are also changing frequently or, in some cases, are not recognized until an actual attack, we may not be able to anticipate or to implement effective preventive measures against all security breaches. The Bank, like many other large global financial institutions has also experienced a distributed denial of services attack which was intended to disrupt customer access to the Bank’s main portal. While the Bank’s monitoring and mitigating controls were able to detect and effectively respond to this incident, there can be no assurance that these security measures will be successful in future scenarios. A significant failure in security measures could have a material adverse effect on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

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

We are regularly assessed by the government of India’s tax authorities, and on account of outstanding tax demands we have included in contingent liabilities Rs. 46.9 billion in additional taxes in excess of our provisions at March 31, 2014. These additional tax demands mainly relate to issues disputed by us and the tax authorities, such as the disallowance of depreciation on leased assets, disallowance of expenditure incurred towards exempt income, withdrawal of a special reserve, marked-to-market losses, double taxation of income of two of our venture capital funds and indirect tax matters. The Rs. 46.9 billion included in our contingent liabilities does not include further disputed tax assessments amounting to Rs. 39.8 billion relating to bad debts written off and penalties levied, which has been considered remote based on favorable Supreme Court decisions in other similar cases. See also “—Business—Legal and Regulatory Proceedings”. We have appealed all of these demands. While we expect that no additional liability will arise out of these disputed demands based on our consultations with tax counsel and favorable decisions in our own and other cases, there can be no assurance that these matters will be settled in our favor or that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance and the price of our equity shares and ADSs.

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

Our business has become more complex with both product line expansion into the insurance area and geographic expansion internationally and through the rural initiatives. Our continued success depends in part on the continued service of key members of our management team and our ability to continue to attract, train, motivate and retain highly qualified professionals is a key element of our strategy and we believe it to be a significant source of competitive advantage. The successful implementation of our strategy depends on the availability of skilled management, both at our head office and at each of our business units and international locations and on our ability to attract and train young professionals. A substantial portion of our compensation structure for middle and senior management is in the form of employee stock options, and dependent on the market price of our equity shares. Depending on market and business conditions, we may decide to reduce our employee strength in certain of our businesses. Further, increased competition, including the entry of new banks into an already competitive sector, may affect our ability to hire and retain qualified employees. If we or one of our business units or other functions fail to staff operations appropriately, or lose one or more key senior executives or qualified young professionals and fail to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including our control and operational risks, may be adversely affected. Likewise, if we fail to attract and appropriately train, motivate and retain young professionals or other talent, our business may likewise be affected. See also “Business—Employees”.

Adoption of a different basis of accounting or new accounting standards may result in changes in our reported financial position and results of operations for future and prior periods.

The financial statements and other financial information included in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. It is expected that Indian accounting standards will converge with International Financial Reporting Standards and we may be required to prepare financial statements under International Financial Reporting Standards, as adopted in India, according to a schedule to be determined by regulators for Indian companies in the future. However, the ongoing project undertaken by the International Accounting Standards Board, which will replace the current International Financial Reporting Standards on financial instruments, particularly IAS 39, in a phased manner, may impact the schedule for the adoption of International Financial Reporting Standards by Indian companies. We may issue financial statements under International Financial Reporting Standards prior to the schedule that may be announced by Indian regulators, for compliance with regulations in certain jurisdictions where we have operations or where our securities are listed. Financial statements prepared under standards different from Indian GAAP, as presently in existence, may diverge significantly from the financial statements and other financial information included in this annual report. See also “Operating and Financial Review and Prospects - Convergence of Indian accounting standards with International Financial Reporting Standards”.

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

The Life Insurance Corporation of India, the General Insurance Corporation of India and other government-owned general insurance companies, all of which are directly controlled by the Indian government, are among our principal shareholders. At June 30, 2014, the Life Insurance Corporation of India held 8.3% and the General Insurance Corporation of India and other government-owned general insurance companies held 1.8% of our outstanding equity shares. See also “Business—Shareholding Structure and Relationship with the Government of India”. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and ADSs. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. Deutsche Bank Trust Company Americas held approximately 29.1% of our equity shares at June 30, 2014 as depositary for ADS holders and votes on these shares in accordance with the directions of our board of directors. Pursuant to the provisions of the Banking Regulation Act as currently effective, Deutsche Bank Trust Company Americas can only vote 10.0% of our equity shares. After taking into consideration the restriction of 10.0%, the effective outstanding voting rights at June 30, 2014 for Deutsche Bank Trust Company Americas were 10.0%. An amendment to the Banking Regulation Act has increased the voting rights cap from 10.0% to 26.0%. However, this is pending notification by the Reserve Bank of India.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the Bombay Stock Exchange Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE and the NSE halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. The Indian securities markets experienced rapid appreciation during fiscal 2006 but underwent a sharp correction in May 2006. The markets experienced a recovery thereafter and the BSE Sensex reached an all-time high of 20,873 on January 8, 2008 but subsequently experienced a sharp correction, with the BSE Sensex declining to 8,160 on March 9, 2009. In the 24 months since then, the equity markets had recovered with the BSE Sensex at 19,445 at March 31, 2011. However, the European debt crisis, volatile crude oil prices and concerns on growth in India caused a decline in the domestic equity markets with the BSE Sensex at 17,404 at March 30, 2012, which recovered to 18,836 at March 29, 2013 and further to 22,254 at March 31, 2014. In recent years, there have been changes in laws and regulations regulating the taxation of dividend income, which have impacted the Indian equity capital markets. See also “Dividends”.

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

BUSINESS

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. We are the largest private sector bank in India in terms of total assets. Apart from banking products and services, we offer life and general insurance, asset management, securities brokering and private equity products and services through our specialized subsidiaries. Our total assets at year-end fiscal 2014 were Rs. 7,475.3 billion. Our consolidated capital and reserves at year-end fiscal 2014 were Rs. 764.3 billion. In fiscal 2014, we earned a net profit of Rs. 110.4 billion compared to Rs. 96.0 billion in fiscal 2013.

Our primary business consists of commercial banking operations for corporate and retail customers. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of third party investment products. We also offer agricultural and rural banking products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, the internet and mobile phones. ICICI Bank had a network of 3,753 branches and 11,315 ATMs in India at year-end fiscal 2014.

In our international banking operations, our primary focus is on offering products and services to the Indian diaspora, Indian businesses, select local businesses and multi-national corporations and insured mortgage products in our Canadian subsidiary as well as offering deposit products to the larger community. ICICI Bank’s overseas branches take deposits, raise borrowings and make loans primarily to Indian companies for their overseas operations as well as for their foreign currency requirements in India. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have banking subsidiaries in the United Kingdom, Canada and Russia, branches in Singapore, Dubai, Sri Lanka, Hong Kong, Qatar, the United States and Bahrain and representative offices in China, the United Arab Emirates, Bangladesh, South Africa, Malaysia and Indonesia. Our subsidiary in the United Kingdom has established a branch in each of Antwerp, Belgium and Frankfurt, Germany.Our subsidiaries in the United Kingdom and Canada and our branches in Bahrain, Singapore and Hong Kong have the largest share of our international assets and liabilities. See also “Risk factors— Risks Relating to Our Business — We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”.

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

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company in India during fiscal 2014, with a market share of 7.2% in new business written (on retail weighted new business premium basis) according to Insurance Regulatory and Development Authority. ICICI Prudential Pension Funds Management Company Limited, a 100% subsidiary of ICICI Prudential Life Insurance Company, is one of the fund managers for the pension assets of Indian citizens (other than the mandated pension funds of government employees) under the National Pension System. This pension scheme was launched by the Indian government in 2004 for all citizens on a voluntary basis, and has allowed professional fund managers to invest the scheme’s funds since 2008. ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2014, with a market share of 9.4% in gross written premium according to Insurance Regulatory and Development Authority. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the second largest mutual fund in India in terms of average funds under management for the three months ended March 31, 2014 according to Association of Mutual Funds in India. We cross-sell the products of our insurance and asset management subsidiaries and of other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities and fixed income market operations, respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc. that in turn has an operating subsidiary in the United States, ICICI Securities Inc., which is engaged in brokerage services. Our private equity fund management subsidiary, ICICI Venture Funds Management Company, manages funds that make private equity investments. In fiscal 2013, ICICI Bank, in partnership with domestic and international banks and financial institutions, launched India’s first infrastructure debt fund structured as a non-banking finance company in which ICICI Bank and a wholly owned subsidiary together have a shareholding of 31.0%.

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

The Bank of Rajasthan, a listed Indian private sector bank, merged with ICICI Bank with effect from the close of business on August 12, 2010. At August 12, 2010, the Bank of Rajasthan had total assets of Rs. 156.0 billion, deposits of Rs. 134.8 billion, loans of Rs. 65.3 billion and investments of Rs. 71.0 billion. During fiscal 2010, it incurred a loss of Rs. 1.0 billion. The Bank of Rajasthan was also a sponsoring entity of a regional rural bank called Mewar Anchalik Gramin Bank, with a holding of 35%. This holding was transferred to ICICI Bank pursuant to the merger. Mewar Anchalik Gramin Bank had 60 branches with total deposits of Rs. 6.2 billion and total loans of Rs. 2.8 billion at year-end fiscal 2014. It made a profit of Rs. 57 million in fiscal 2014. The Government of India has notified that Mewar Anchalik Gramin Bank and another regional rural bank, Marudhara Gramin Bank, were amalgamated into a single regional rural bank, Rajasthan Marudhara Gramin Bank. ICICI Bank does not have any shareholding in the new bank.

Shareholding Structure and Relationship with the Government of India

The following table sets forth, at June 30, 2014, certain information regarding the ownership of our equity shares.

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
Government Controlled Shareholders:
Life Insurance Corporation of India	8.3%	95,969,997
General Insurance Corporation of India and government-owned general insurance companies	1.8	20,969,963
UTI and UTI Mutual Fund	0.9	9,950,471
Other government-controlled institutions, mutual funds, corporations and banks	0.0	634,275
Total government-controlled shareholders	11.0	127,524,706
Other Indian investors:
Individual domestic investors(1),(2)	4.9	56,785,349
Mutual funds and banks (other than government-controlled mutual funds and banks) (2)	7.4	85,151,076
Other Indian corporations and others(2)	7.2	83,205,876
Total other Indian investors	19.5	225,142,301
Total Indian investors	30.5	352,667,007
Foreign investors:
Deutsche Bank Trust Company Americas, as depositary for ADS holders	29.1	336,713,170
Dodge And Cox International Stock Fund	3.6	42,074,757
Europacific Growth Fund	2.7	31,318,399
Carmignac Gestion A\C Carmignac Patrimoine	1.6	18,256,935
Centaura Investments (Mauritius) PTE Ltd	1.2	13,809,852
Aberdeen Global Indian Equity (Mauritius) Limited	1.1	12,420,000
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(2)	30.2	348,751,609
Total foreign investors	69.5	803,344,722
Total	100.0	1,156,011,729

(1)	Executive officers and directors (including non-executive directors) as a group held about 0.08% of ICICI Bank’s equity shares at June 30, 2014.

(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.

The holding of government-controlled shareholders was 11.0% at June 30, 2014 against 10.5% at June 30, 2013 and 12.9% at June 30, 2012. The holding of Life Insurance Corporation of India was 8.3% at June 30, 2014 against 7.5% at June 30, 2013, and 9.3% at June 30, 2012.

We operate as an autonomous commercial enterprise and the Indian government has never directly held any of our shares. We are not aware of or a party to any shareholders’ agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. Our Articles of Association provide that the government of India is entitled, pursuant to the provisions of guarantee agreements between the government of India and ICICI, to appoint a representative to our Board. The government of India has appointed one representative to our Board. We have traditionally invited a representative of each of the government-controlled insurance companies that are among our principal institutional shareholders, Life Insurance Corporation of India and General Insurance Corporation of India to join our Board. There is currently a representative of Life Insurance Corporation of India but no representative of General Insurance Corporation of India on our Board. See “Management—Directors and Executive Officers” for a discussion of the composition of our Board of Directors.

The holding of other Indian investors was 19.5% at June 30, 2014 against 20.8% at June 30, 2013 and 24.4% at June 30, 2012. The total holding of Indian investors was 30.5% at June 30, 2014 against 31.3% at June 30, 2013 and 37.3% at June 30, 2012. The holding of foreign investors was 69.5% at June 30, 2014 against 68.7% at June 30, 2013 and 62.7% at June 30, 2012. See “Supervision and Regulation—Reserve Bank of India Regulations—Ownership Restrictions”. Deutsche Bank Trust Company Americas holds the equity shares represented by 168 million American Depositary Receipts outstanding as depositary on behalf of the holders of the American Depositary Shares. The American Depositary Shares are listed on the New York Stock Exchange. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that Deutsche Bank Trust Company Americas (as depositary), which held approximately 29.1% of our equity shares at June 30, 2014 against 29.2% at June 30, 2013 and 27.4% at June 30, 2012 could only vote 10.0% of our equity shares, in accordance with the directions of our Board of Directors. An amendment to the Banking Regulation Act approved by the Indian Parliament in fiscal 2013 has increased the voting rights cap to 26.0%. However, this is not yet effective pending notification in the government of India’s official gazette. See “Overview of the Indian Financial Sector—Recent Structural Reforms— Amendments to the Banking Regulation Act”. Except as stated above, no shareholder has differential voting rights.

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

From fiscal 2011, we focused on growing our loan book by capitalizing on selected credit segments such as mortgages, secured retail loans and project finance, mobilizing low cost current account and savings deposits, reducing credit costs, optimizing operating expenses and improving our customer service capabilities. Considering the challenging economic environment during fiscal 2013 and fiscal 2014 and a sharp slowdown in economic growth in India, our strategic focus was to maintain an optimal balance among profitability, risk management and growth across various businesses. During this period, we adopted a cautious approach to incremental lending while closely monitoring asset quality.

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

Retail Lending Activities

Our retail lending activities include home loans, automobile loans, commercial business loans (including primarily commercial vehicle loans), business banking loans (including dealer funding and small ticket loans to small businesses), personal loans, credit cards, loans against time deposits, loans against securities, jewel loans and retail lending in rural markets. We also fund dealers who sell automobiles, consumer durables and commercial vehicles. The retail portfolio increased from Rs. 1,290.2 billion constituting 38.1% of gross loans at year-end fiscal 2013 to Rs. 1,621.3 billion constituting 40.9% of gross loans at year-end fiscal 2014. This was driven by growth in secured retail lending categories like mortgages, automobile loans and business banking loans, resulting in an increase in the retail portfolio. We also selectively offer unsecured products such as personal loans and credit cards to our customers. Our retail loans also include rural and agricultural loan products. We believe that retail credit has a robust long-term growth potential due to rising income levels and the expansion of the middle class.

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

Commercial Banking for Rural and Agricultural Customers

The Reserve Bank of India’s directed lending norms also require us to lend a portion of advances to the rural and agricultural sector. See also “—Loan Portfolio—Directed Lending”. Our rural banking operations include serving the financial requirements of customers in rural and semi-urban locations, primarily engaged in agriculture and allied activities. We provide corporate banking products and services to corporate clients engaged in agriculture-linked businesses. We finance suppliers and vendors of corporations and medium enterprises engaged in agriculture-linked businesses. We have also strengthened our relationships with co-operatives that are constituted by farmers. We offer financial solutions to farmers, commodity traders and processors and to micro-finance institutions. We also provide loans against warehouse receipt finance and loans to self help groups. As per the Reserve Bank of India requirements, we have formulated a board-approved financial inclusion plan to facilitate opening of basic deposit accounts for customers in rural and unbanked areas. Rural banking presents significant challenges in terms of geographical coverage and high unit transaction costs. We are exploring various models for operating through lower cost secured structures in rural locations, including technology-based channels, and have opened 448 low-cost branches in rural locations, which offer basic banking services to rural customers. See also “Risk Factors—Risks Relating to Our Business—Entry into new businesses or expansions of existing businesses may expose us to increased risks that may adversely affect our business”.

The following table sets forth, at the dates indicated, the break-down of our gross (net of write-offs) retail finance portfolio.

	At March 31,
	2012		2013		2014		2014	2014
	(Rs. in billions)						(% share)	(US$ in millions)
Home loans	Rs.	638.3	Rs.	744.6	Rs.	891.1	55.0%	US$	14,852
Automobile loans		94.7		115.9		155.1	9.6		2,586
Commercial business loans		180.7		151.2		125.3	7.7		2,088
Business banking(1)		47.3		44.7		57.8	3.5		962
Others(2),(3)		119.5		139.1		268.5	16.6		4,475
Total secured retail finance portfolio		1,080.5		1,195.5		1,497.8	92.4%		24,963
Personal loans		29.6		31.8		46.9	2.9		782
Business banking(1)		25.8		22.7		25.4	1.6		422
Credit card receivables		46.0		36.4		36.2	2.2		603
Others(2)		2.0		3.8		15.0	0.9		251
Total unsecured retail finance portfolio		103.4		94.7		123.5	7.6%		2,058
Total retail finance portfolio	Rs. 1,183.9		Rs. 1,290.2		Rs. 1,621.3		100.0%	US$27,021

(1)	Includes dealer financing and small ticket loans to small businesses.

(2)	Includes rural loans and loans against securities.

(3)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 82.4 billion at March 31, 2014.

Our unsecured retail portfolio primarily includes personal loans and loans against credit card receivables. Following the global financial crisis leading to increase in interest rates, tightening liquidity and challenging macroeconomic environment and also changes in regulations pertaining to the use of recovery agents by banks, we witnessed higher than anticipated losses in the unsecured retail portfolio. We reduced incremental lending in personal loans and credit card issuances, resulting in a decline in the overall unsecured retail lending portfolio. Since fiscal 2013, we have been growing our personal loans and credit card lending portfolio, primarily by offering these products to existing customers of the Bank. During fiscal 2014, ICICI Bank’s personal loans disbursements were about 6.0% of total retail loan disbursements at Rs. 36.3 billion and the number of outstanding credit cards increased from around 2.9 million at year-end fiscal 2013 to about 3.2 million at year-end fiscal 2014. ICICI Bank’s personal loans typically range from Rs. 100,000 to Rs. 1,000,000 in size with tenors of 1-4 years and yields ranging from 13-18%. At year-end fiscal 2014, our personal loans portfolio was Rs. 46.9 billion compared to Rs. 31.8 billion at year-end fiscal 2013. The credit card receivables portfolio at year-end fiscal 2014 was Rs. 36.2 billion compared to Rs. 36.4 billion at year-end fiscal 2013. The proportion of unsecured retail loans in the total retail portfolio was 7.6% at year-end fiscal 2014 compared to 7.3% at year-end fiscal 2013 and 8.7% at year-end fiscal 2012.

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

Our banking subsidiary in Canada offers residential mortgages in the local market. The mortgages are insured and primarily have federal-backed insurance. At year-end fiscal 2014, ICICI Bank Canada held residential mortgages amounting to CAD 2,365 million (Rs. 128.4 billion) as compared to CAD 2,015 million (Rs. 107.7 billion) at year-end fiscal 2013. This includes mortgages of CAD 1,973 million (Rs. 107.1 billion) at year-end fiscal 2014 as compared to CAD 1,745 million (Rs. 93.2 billion) at year-end fiscal 2013 securitized under the Canadian

National Housing Act – Mortgage Backed Securities program. We also undertake retail lending activities to a very limited extent in certain of our other overseas branches and subsidiaries.

Retail Deposits

Our retail deposit products include time deposits and savings account deposits. We also offer targeted products to specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen, and have corporate salary account products. We offer current account (i.e., checking accounts for businesses) products to our small enterprise customers, who maintain balances with us. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2014, we had a debit card base in excess of 22 million cards.

We are currently placing enhanced emphasis on increasing our current and savings account deposit base and improving the proportion of current and savings accounts in our total deposits. Expansion of our branch network in India is a critical element of this strategy.

For a description of the Reserve Bank of India’s regulations applicable to deposits in India and required deposit insurance, see “Supervision and Regulation—Reserve Bank of India Regulations—Regulations Relating to Deposits” and “Supervision and Regulation—Deposit Insurance”. For more information on the type, cost and maturity profile of our deposits, see “Business—Funding”.

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

We also offer foreign exchange products to retail customers including sale of currency notes, traveler’s checks and travel cards. We also facilitate retail inward remittances from foreign geographies.

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

Lending to Small and Medium Enterprises

We have segmented offerings for the small and medium enterprise sector while adopting a cluster based financing approach to fund small enterprises that have a homogeneous profile such as engineering, information technology, transportation and logistics and pharmaceuticals. We also offer supply chain financing solutions to the channel partners of corporate clients and business loans (in the form of cash credit/overdraft/term loans) to meet the working capital needs of small businesses. We are also proactively reaching out to small and medium enterprises through various initiatives such as the “SME toolkit” —an online business and advisory resource for small and medium enterprises; and the “Emerging India Awards” —a small and medium enterprises recognition platform. We also offer fee-based products and services including transaction banking services, documentary credits and guarantees to small and medium enterprises.

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

We also offer commercial banking services such as cash management services (such as collection, payment and remittance services), escrow, trust and retention account facilities, online payment facilities, custodial services and tax collection services on behalf of the government of India and the governments of Indian states. At year-end fiscal 2014, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) were Rs. 1,700.5 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

Corporate Deposits

We offer a variety of deposit products to our corporate customers including current accounts, time deposits and certificates of deposits. For more information on the type, cost and maturity profile of our deposits, see “—Business—Funding”.

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

Commercial Banking for International Customers

Our strategy for growth in international markets is based on leveraging home country links and technology for international expansion in selected international markets. Our international strategy is focused on building a retail deposit franchise in geographies where we have such licenses, meeting the foreign currency needs of our Indian corporate clients, taking select non-India trade finance exposures linked to imports to India, carrying out select local lending and achieving the status of the preferred nonresident Indian community bank in key markets. We also seek to build stable wholesale funding sources and strong syndication capabilities to support our corporate and investment banking business, and to expand private banking operations for India-centric asset classes.

We currently have subsidiaries in the United Kingdom, Canada and Russia, branches in Bahrain, Dubai International Finance Center, Hong Kong, Singapore, Sri Lanka, Qatar Financial Centre and the United States and representative offices in Bangladesh, China, Indonesia, Malaysia, South Africa and the United Arab Emirates. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany.

Many of the commercial banking products that we offer through our overseas branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India. Some of the products and services that are unique to international customers are:

•
Remittance services: Remittances into India were US$ 70.0 billion in calendar year 2014, with India being the largest remittance receiving country in the world. We recognized the remittance opportunity early on in the decade and started offering a host of remittance services tailored to meet the needs of diverse customer segments. To facilitate easy transfer of funds to India, we offer a suite of online as well as offline money transfer services that enable non-resident Indians from across 50 countries worldwide to send money to any beneficiary in India with a wide choice of delivery channels including electronic transfers to accounts with over 100,000 bank branches in India. With partnerships with over 200 correspondent banks and exchange houses worldwide, ICICI Bank is a significant participant in facilitating cross-border remittance flows into India.

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

•
Foreign currency non-resident deposits: Foreign currency deposits offered in nine main currencies —U.S. dollar, pound sterling, euro, yen, Canadian dollar, Singapore dollar, Australian dollar, Hong Kong dollar and Swiss franc.

•	Non-resident external fixed deposits: Deposits maintained in Indian rupees.

•	Non-resident external savings account: Savings accounts maintained in Indian rupees.

•	Non-resident ordinary savings accounts and non-resident ordinary fixed deposits.

Total assets (net of inter-office balances) of ICICI Bank’s overseas branches at year-end fiscal 2014 were Rs. 1,046.4 billion and total advances were Rs. 897.0 billion compared to total assets of Rs. 935.1 billion and total advances were Rs. 733.6 billion at year-end fiscal 2013. The increase in assets and advances of ICICI Bank’s overseas branches at year-end fiscal 2014 compared to year-end fiscal 2013 primarily reflects the depreciation of the rupee against the U.S. dollar by 10.1% during fiscal 2014 and loans against foreign currency non-resident (bank) deposits. Our overseas branches are primarily funded by debt capital market borrowings, syndicated/bilateral loans and borrowings from external commercial agencies. See also “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”.

Our subsidiaries in the United Kingdom and Canada are full service banks offering retail and corporate banking services. In the United Kingdom and Canada, our subsidiaries offer direct banking using the internet as the access channel.

At year-end fiscal 2014, ICICI Bank UK PLC had 11 branches, including one in Belgium and one in Germany and total assets of US$ 4 billion. ICICI Bank UK made a net profit of US$ 25 million during fiscal 2014, compared to US$ 14 million during fiscal 2013.

At year-end fiscal 2014, ICICI Bank Canada had nine branches and total assets of CAD 5 billion. ICICI Bank Canada made a net profit of CAD 48 million in fiscal 2014 as compared to CAD 44 million in fiscal 2013.

At year-end fiscal 2014, ICICI Bank Eurasia Limited Liability Company had one branch and total assets of US$ 120 million. ICICI Bank Eurasia Limited Liability Company made a net profit of US$ 2 million in fiscal 2014 as compared to US$ 6 million in fiscal 2013.

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

Delivery Channels

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers and the Internet. At year-end fiscal 2014, we had a network of 3,753 branches across several Indian states.

As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our branches must be located in tier 5 and tier 6 centers. See also “Supervision and Regulation—Regulation Relating to the opening of Branches and Automated Teller Machines”. The following table sets forth the number of branches broken down by area at year-end fiscal 2014.

	At March 31, 2014
	Number of branches and extension counters	% of total
Metropolitan	935	24.9%
Urban	865	23.0%
Semi-urban	1,114	29.7%
Rural	839	22.4%
Total branches and extension counters	3,753	100.0%

At year-end fiscal 2014, we had 11,315 ATMs, of which 3,874 were located at our branches. During fiscal 2014, we opened 653 branches, of which 374 branches were located in tier 5 and tier 6 centers. We expect our branch network to become key points of customer acquisition and service. Accordingly, during fiscal 2011, we changed our organization structure to provide greater empowerment to our branches. The branch network is expected to serve as an integrated channel for deposit mobilization and selected retail asset origination. Through our website, www.icicibank.com, we offer our customers online access to account information, payment and fund transfer facilities and internet banking business for our corporate clients. We provide telephone banking services through our call centers. We also provide mobile banking services and plan to focus on further strengthening these delivery channels.

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

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity and complying with the cash reserve ratio requirement and ensuring the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. At year-end fiscal 2014, ICICI Bank was required to maintain the statutory liquidity ratio requirement percentage at 23% of its domestic net demand and time liabilities by way of approved securities such as government of India securities and state government securities. ICICI Bank maintains the statutory liquidity ratio through a portfolio of government of India securities that it actively manages to optimize the yield and benefit from price movements. The Reserve Bank of India in its policy dated June 3, 2014 reduced the statutory liquidity ratio by 50 basis points from 23.0% to 22.5% with effect from the fortnight beginning June 14, 2014. Further, as a prudent liquidity management strategy, ICICI Bank generally maintains excess investments in securities eligible for classification under the statutory liquidity ratio requirement. See also “Supervision and Regulation—Legal Reserve Requirements”.

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

ICICI Bank’s domestic investment portfolio is classified into three categories —held to maturity, available-for-sale and held for trading. Investments are classified as held to maturity subject to the current regulation issued by the Reserve Bank of India. Investments acquired by us with the intention to trade by taking advantage of the short-term price/interest rate movements are classified as held for trading. The investments which do not fall in the above two categories are classified as available-for-sale. Investments under the held for trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a uni-directional movement in the market, the unsold securities should be shifted to the available-for-sale category. Under each category the investments are classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others. Investments classified under the held to maturity category are not marked to market and are carried at acquisition cost, unless the acquisition cost is more than the face value, in which case the premium is amortized over the period until maturity of such securities. At year-end fiscal 2014, 82.0% of ICICI Bank’s government securities portfolio was in the held to maturity category. The individual securities in the available-for-sale category are marked to market. Investments under this category are valued security-wise and depreciation/appreciation is aggregated for each classification. Net depreciation, if any, is provided for. Net appreciation, if any, is ignored. The individual securities in the held for trading category are accounted for in a similar manner as those in the available-for-sale category.

The following tables set forth, at the dates indicated, certain information related to our available-for-sale investments portfolio.

	At March 31, 2012
	Amortized cost		Gross unrealized gain			Gross unrealized loss	Fair value
	(in millions)
Corporate debt securities	Rs.	242,284	Rs.	3,741	Rs.	(3,265)	Rs.	242,760
Government securities		227,890		250		(381)		227,760
Other securities(1)		11,186		523		(88)		11,621
Total debt investments		481,360		4,514		(3,734)		482,141
Equity shares		29,646		5,626		(6,659)		28,613
Other investments(2)		69,512		2,029		(8,734)		62,808
Total	Rs.580,518		Rs.12,169			Rs.(19,127)	Rs.573,562

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2013
	Amortized cost		Gross unrealized gain			Gross unrealized loss	Fair value
	(in millions)
Corporate debt securities	Rs.	169,497	Rs.	3,533	Rs.	(505)	Rs.	172,525
Government securities		205,050		432		(152)		205,330
Other securities(1)		94,512		708		(1,119)		94,101
Total debt investments		469,059		4,673		(1,776)		471,956
Equity shares		38,374		7,789		(8,090)		38,073
Other investments(2)		37,564		2,413		(6,644)		33,333
Total	Rs.544,997		Rs.14,875			Rs. (16,510)	Rs.543,362

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2014
	Amortized cost		Gross unrealized gain			Gross unrealized loss	Fair value
	(in millions)
Corporate debt securities	Rs.	117,214	Rs.	2,260	Rs.	(1,909)	Rs.	117,565
Government securities		202,088		745		(535)		202,298
Other securities		139,277		1,789		(829)		140,237
Total debt investments		458,579		4,794		(3,273)		460,100
Equity shares		38,307		12,176		(6,999)		43,484
Other investments(1)		32,893		3,431		(5,942)		30,382
Total	Rs.529,779		Rs.20,401			Rs. (16,214)	Rs.533,966

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

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

The investments in corporate debt securities decreased from Rs. 169.5 billion at year-end fiscal 2013 to Rs. 117.2 billion at year-end fiscal 2014, primarily due to the redemption/sale of debentures and corporate bonds held by ICICI Bank and transfer of corporate bonds held by ICICI Bank Canada to loans and receivables during fiscal 2014. The investments in other debt securities increased from Rs. 94.5 billion at year-end fiscal 2013 to Rs. 139.3 billion at year-end fiscal 2014, primarily due to increase in investment in India-linked pass through certificate securities, offset, in part, by decrease in investment in commercial paper. Other investments decreased from Rs. 37.6 billion at year-end fiscal 2013 to Rs. 32.9 billion at year-end fiscal 2014 primarily due to decrease in investment in security receipts and preference shares.

Net unrealized gain on debt investments was Rs. 2.9 billion at year-end fiscal 2013 as compared to a net unrealized gain of Rs. 0.8 billion at year-end fiscal 2012, primarily due to net unrealized gain on corporate debt securities of Rs. 3.0 billion at year-end fiscal 2013 compared to net unrealized gain of Rs. 0.5 billion at year-end fiscal 2012. Net unrealized gain on corporate debt securities increased primarily due to a decrease in yield. The yield on 10-year government of India securities decreased from 8.57% at year-end fiscal 2012 to 7.96% at year-end fiscal 2013. Net unrealized loss on other securities was Rs. 0.4 billion at year-end fiscal 2013 compared to net unrealized gain of Rs. 0.4 billion at year-end fiscal 2012. Net unrealized loss on equity securities decreased from Rs. 1.0 billion at year-end fiscal 2012 to Rs. 0.3 billion at year-end fiscal 2013. Net unrealized losses on other investments decreased from Rs. 6.7 billion at year-end fiscal 2012 to Rs. 4.2 billion at year-end fiscal 2013 primarily due to a decrease in net unrealized losses on security receipts issued by asset reconstruction company on redemption of securitization trusts.

Net unrealized gain on debt investments was Rs. 1.5 billion at year-end fiscal 2014 as compared to a net unrealized gain of Rs. 2.9 billion at year-end fiscal 2013, primarily due to net unrealized gain on corporate debt securities of Rs. 0.4 billion at year-end fiscal 2014 compared to net unrealized gain of Rs. 3.0 billion at year-end fiscal 2013. Net unrealized gain on corporate debt securities decreased primarily due to an increase in yield. The yield on 10-year government of India securities increased from 7.96% at year-end fiscal 2013 to 8.80% at year-end fiscal 2014. Further, there was net unrealized gain on other debt securities of Rs. 1.0 billion at year-end fiscal 2014 compared to net unrealized loss of Rs. 0.4 billion at year-end fiscal 2013. Net unrealized gain on equity securities was Rs. 5.2 billion at year-end fiscal 2014 compared to a net unrealized loss on equity securities of Rs. 0.3 billion at year-end fiscal 2013. The benchmark equity index, the BSE Sensex, increased by 18.8% from 18,836 at year-end fiscal 2013 to 22,386 at year-end fiscal 2014. Net unrealized losses on other investments decreased from Rs. 4.2 billion at year-end fiscal 2013 to Rs. 2.5 billion at year-end fiscal 2014 primarily due to a decrease in net unrealized losses on security receipts issued by asset reconstruction company on redemption of securitization trusts and preference shares.

The following table sets forth, for the periods indicated, income from available-for-sale securities.

	Year ended March 31,
	2012		2013		2014		2014
	(in millions)

Interest	Rs.	30,688	Rs.	35,521	Rs.	35,837	US$	593
Dividend		5,866		3,142		1,393		23
Total	Rs.	36,554	Rs.	38,663	Rs.	37,230	US$	616

Gross realized gain		8,199		6,679		8,031	US$	133
Gross realized loss		(4,379)		(1,197)		(2,680)		(44)
Total	Rs.	3,820	Rs.	5,482	Rs.	5,351	US$	89

Interest and dividend income from our available-for-sale securities decreased from Rs. 38.7 billion in fiscal 2013 to Rs. 37.2 billion in fiscal 2014 primarily due to decrease in dividends received on investments in mutual funds in fiscal 2014 compared to fiscal 2013 due to decrease in investments in mutual funds. Interest and dividend income from our available-for-sale securities increased from Rs. 36.6 billion in fiscal 2012 to Rs. 38.7 billion in fiscal 2013 primarily due to an increase in yield on investments, offset, in part by decrease in dividends received on investments in mutual funds in fiscal 2013 compared to fiscal 2012.

The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available-for-sale investments, and yields thereon. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

		At March 31, 2014
		Up to one year			One to five years			Five to ten years			More than ten years
		Amount	Yield		Amount	Yield		Amount	Yield		Amount	Yield
		(in millions, except percentages)
Corporate debt securities	Rs.	17,749	11.1%	Rs.	41,811	8.3%	Rs.	40,784	11.0%	Rs.	16,870	9.0%
Government securities		140,250	5.7		31,290	8.2		30,337	8.9		210	9.8
Other securities		33,566	8.1		65,658	8.5		18,915	8.5		21,138	7.6
Total amortized cost of interest-earning securities(1)	Rs.	191,565	6.6%	Rs.	138,759	8.4%	Rs.	90,036	9.8%	Rs.	38,218	8.2%
Total fair value	Rs.	191,843		Rs.	138,841		Rs.	90,650		Rs.	38,765

(1)	Includes securities denominated in different currencies.

The amortized cost of our held to maturity portfolio amounted to Rs. 1,293.0 billion at year-end fiscal 2014, Rs. 1,154.2 billion at year-end fiscal 2013 and Rs. 1,042.7 billion at year-end fiscal 2012. Net unrealized loss on the held to maturity portfolio was Rs. 41.9 billion at year-end fiscal 2014 compared to net unrealized gain of Rs. 0.2 billion at year-end fiscal 2013 and net unrealized loss of Rs. 26.4 billion at year-end fiscal 2012. Net unrealized loss on government securities was Rs. 43.1 billion at year-end fiscal 2014 compared to Rs. 0.9 billion at year-end fiscal 2013 primarily due to an increase in yield on government securities. The yields on the benchmark 10-year government securities decreased from 8.57% at year-end fiscal 2012 to 7.96% at year-end fiscal 2013 and then increased to a high of 9.24% at August 19, 2013 following significant outflow of foreign portfolio funds, particularly debt funds. Yields remained volatile and elevated at above 8.00% levels thereafter and ended fiscal 2014 at 8.80%.

The fair value of investments in held-for-trading securities decreased to Rs. 247.3 billion at year-end fiscal 2014 compared to Rs. 286.8 billion at year-end fiscal 2013 primarily due to decrease in portfolio of corporate bonds and debentures and government securities. Interest and dividend income on held-for-trading securities decreased marginally from Rs. 16.0 billion in fiscal 2013 to Rs. 15.8 billion in fiscal 2014 reflecting decrease in held-for-trading portfolio, offset, in part, by increase in yield on the portfolio. Net realized and unrealized gain on held-for-trading portfolio decreased from Rs. 3.4 billion in fiscal 2013 to Rs. 1.9 billion in fiscal 2014 primarily due to lower gains on sale of our government and other domestic fixed income securities during fiscal 2014.

We have investment in equity shares amounting to Rs. 44.6 billion. The Reserve Bank of India restricts investments in equity securities by banks by prescribing limits linked to capital funds. See also “Supervision and Regulation—Reserve Bank of India Regulations—Regulations Relating to Investments and Capital Market Exposure Limits”.

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

	At March 31, 2014
	Asset backed securities (1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available-for-sale and held to maturity	Trading	Available-for-sale and held to maturity	Trading	Available-for-sale and held to maturity	Trading	Available-for-sale and held to maturity	Mark-to-market gain/ (loss) in fiscal 2014	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2014	Mark-to-market gain/ (loss) at March 31, 2014
	(Rs. in millions)
U.S.	–	–	–	820	–	–	–	820	15	2	(5)
Canada	737	117	–	32,997	–	1,198	737	34,312	(369)	(1)	390
Europe	–	9,818	–	–	–	1,198	–	11,016	543	(111)	(1,377)
India	–	–	–	30,602	–	–	–	30,602	(397)	(75)	(198)
Rest of Asia	–	–	–	420	–	899	–	1,319	6	(32)	0
Others	–	–	–	–	–	–	–	–	–	–	–
Total portfolio	737	9,935	–	64,839	–	3,295	737	78,069	(201)	(217)	(1,190)

(1)	Includes residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities.

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

(3)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary during fiscal 2014.

Investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries increased from Rs. 60.7 billion at year-end fiscal 2013 to Rs. 78.8 billion at year-end fiscal 2014. Investment in asset backed securities increased from Rs. 9.6 billion at year-end fiscal 2013 to Rs. 10.6 billion at year-end fiscal 2014. We had no investment in funded credit derivatives at year-end fiscal 2014 compared to Rs. 0.8 billion at year-end fiscal 2013. Our bond portfolio increased from Rs. 47.6 billion at year-end fiscal 2013 to Rs. 64.8 billion at year-end fiscal 2014, primarily due to purchase of bonds by our Canadian and UK subsidiaries. Our investments in Europe increased from Rs. 10.7 billion at year-end fiscal 2013 to Rs. 11.0 billion at year-end fiscal 2014. The majority of our investments in Europe is in the United Kingdom.

The mark-to-market losses on our investment portfolio were Rs. 0.9 billion at year-end fiscal 2013 and Rs. 1.2 billion at year-end fiscal 2014. During fiscal 2014, there was a mark-to-market loss of Rs. 0.2 billion compared to a gain of Rs. 4.1 billion during fiscal 2013. Net realized and impairment loss was Rs. 0.2 billion during fiscal 2014 as compared to a net realized and impairment loss of Rs. 1.1 billion during fiscal 2013.

The following table sets forth a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
Category	2013		2014
	(in millions)
Bonds
Banks and financial institutions	Rs.	15,831	Rs.	17,632
Corporate		31,727		47,207
Total bonds		47,558		64,839
Asset backed securities		9,608		10,672
Funded credit derivatives		803		..
Others(1)		2,714		3,295
Total	Rs.	60,683	Rs.	78,805

(1)	Includes investments in certificates of deposits.

Our investments in securities of banks and financial institutions is spread over a number of banks and of this the investment in the top 10 banks accounts for approximately 84.6% of the total investments in banks and financial institutions at year-end fiscal 2014 as compared to approximately 92.1% at year-end fiscal 2013. Approximately 32.9% of our investment in securities of corporate entities is India-linked at year-end fiscal 2014 as compared to approximately 31.2% at year-end fiscal 2013.

Our total investment in asset backed securities represents less than 0.5% of our total assets at year-end fiscal 2014. The portfolio size of such securities was Rs. 10.6 billion and primarily comprised retail mortgage backed securities of Rs. 9.6 billion, commercial mortgage backed securities of Rs. 0.1 billion and asset backed commercial paper of Rs. 0.7 billion. The retail mortgage backed securities portfolio consists primarily of UK residential mortgage backed securities portfolio backed by prime and buy-to-let mortgages. The asset backed commercial paper portfolio consists of investments made by ICICI Bank Canada in securities issued by securitization trusts. These trusts have in turn invested in various Canadian and United States assets.

At year-end fiscal 2014, the fair value of investments in the government securities held by our overseas branches and banking subsidiaries was Rs. 42.4 billion, primarily in Canada.

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

ICICI Securities Limited

ICICI Securities Limited is engaged in the business of broking (institutional and retail), merchant banking and advisory services. ICICI Securities Limited has an online share trading portal called icicidirect.com. The primary objective of icicidirect.com is to enable individuals to make investments and to offer a wide range of investment options by providing a seamless structure that integrates a customer’s bank account, demat account and trading account. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has a subsidiary in the United States, ICICI Securities Inc., which is engaged in brokerage services. ICICI Securities Limited’s net profit remained flat at Rs. 0.7 billion in fiscal 2014.

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities. In addition to this, it has underwriting, portfolio management services and placement of debt and money market operations. ICICI Securities Primary Dealership made a net profit of Rs. 1.3 billion in fiscal 2014 compared to a net profit of Rs. 1.2 billion in fiscal 2013. The revenues of the business are directly linked to conditions in the fixed income market.

Venture Capital and Private Equity

Our subsidiary ICICI Venture Funds Management Company Limited manages funds that provide venture capital funding to start-up companies and private equity to a range of companies. At year-end fiscal 2014, ICICI Venture managed or advised funds of about Rs. 129.0 billion. ICICI Venture made a net profit of Rs. 0.3 billion in fiscal 2014 compared to a net profit of Rs. 0.2 billion in fiscal 2013.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management. ICICI Prudential Asset Management is a joint venture with Prudential PLC of UK. We have approximately 51.0% interest in the entity. ICICI Prudential Asset Management also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management Company had average mutual fund assets under management of Rs. 1,068.2 billion during fiscal 2014. ICICI Prudential Asset Management made a net profit of Rs. 1.8 billion during fiscal 2014 compared to a net profit of Rs.1.1 billion in fiscal 2013.

Insurance

We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company are joint ventures with Prudential PLC of UK and Fairfax Financial Holdings Limited of Canada, respectively. We have approximately 74.0% interest in both of these entities. Our agreement with Prudential PLC provides that subject to the amendment of foreign ownership regulations, Prudential PLC would increase its shareholding in ICICI Prudential Life Insurance Company to 49.0% at the market value of the shares to be determined as mutually agreed. Laws and regulations governing insurance companies currently provide that each promoter should eventually reduce its stake to 26.0% following the completion of 10 years from the commencement of business by the concerned insurance company. The Insurance Laws (Amendment) Bill introduced in the Indian Parliament in 2008, would remove the requirement that promoters dilute their stake to 26.0%. See also “Overview of the Indian Financial Sector —Recent Structural Reforms—Proposed Insurance Laws (Amendment) Bill 2008”.  As per the agreement between ICICI Bank and Prudential PLC, if a higher level of promoter shareholding is permitted, then this would be in the proportion of 51% being held by us and 49.0% being held by Prudential PLC. In the Union Budget for fiscal 2015, the government announced an increase in the composite foreign shareholding cap in the insurance sector to 49% from 26%, through the Foreign Investment Promotion Board route. It has also proposed to take up the pending Insurance Laws (Amendment) Bill in the Parliament. See also “Supervision and Regulation—Taxation—Regulations Governing Insurance Companies”. Further, we and each of our joint venture partners have a right of first refusal in case the other partner proposes to sell its shareholding in the joint venture (other than transfer to a permitted affiliate of the transferor).

ICICI Prudential Life Insurance Company made a net profit of Rs. 15.7 billion in fiscal 2014, compared to Rs. 15.0 billion in fiscal 2013. The retail new business premium decreased marginally from Rs. 36.4 billion in fiscal 2013 to 35.9 billion in fiscal 2014. The retail renewal premium witnessed marginal growth from Rs. 80.6 billion in fiscal 2013 to 81.0 billion during fiscal 2014 after declining for two consecutive years in fiscal 2012 and fiscal 2013. The total premium declined by 8.2% from Rs. 135.4 billion during fiscal 2013 to Rs. 124.3 billion during fiscal 2014 which was mainly due to the decrease in group premium. ICICI Prudential Life Insurance Company maintained its market leadership in the private sector with an overall market share of 7.2% based on retail weighted new business received premium during fiscal 2014 compared to 7.0% in fiscal 2013 and a market share of 18.9% in the private market in fiscal 2014 compared to 18.5% in fiscal 2013.

Following the regulatory changes issued by the Insurance Regulatory and Development Authority with respect to unit-linked products in fiscal 2011, the Indian life insurance industry witnessed a significant shift in product mix towards conventional products. The proportion of unit-linked products declined from 54.8% in fiscal 2010 to 10.1% in fiscal 2013 on the basis of new business premium received. Further, the Insurance Regulatory and Development Authority issued guidelines on non-linked life insurance products which included limits on the commission rates payable by insurance companies, introduction of minimum guaranteed surrender value and minimum death benefits. The new guidelines, which were effective in phases on October 1, 2013 and January 1, 2014, require life insurance companies to modify existing non-linked products which do not comply with the revised guidelines. These changes had an impact on the non-linked life insurance business which resulted in a lower share of non-linked products in the product mix of insurance companies. The regulatory changes on unit-linked as well as non-unit linked products have impacted the margins of insurance companies. See also “Risk Factors—Risks Relating to Our Business— While our insurance businesses are becoming an increasingly important part of our business, there can be no assurance of their future rates of growth or levels of profitability”. Considering these product changes, the business mix of ICICI Prudential Life Insurance Company has also changed with an increase in the proportion of retail unit-linked products in fiscal 2014. Linked products contributed to 66.5% of the retail weighted received premium business of the company in fiscal 2014 as compared to 54.5% in fiscal 2013. See also “Operating and Financial Review and Prospects—Segment Revenues and Assets—Life Insurance”.

ICICI Lombard General Insurance Company’s gross written premiums (excluding its share of declined risk pool and inward reinsurance) increased by 11.8% to Rs. 68.6 billion during fiscal 2014, as compared to Rs. 61.3 billion for fiscal 2013. ICICI Lombard General Insurance Company was the largest private general insurer with a market share of about 9.4% in gross written premiums amongst all general insurance companies during fiscal 2014 according to Insurance Regulatory and Development Authority.

ICICI Lombard General Insurance Company made a net profit of Rs. 5.1 billion in fiscal 2014 compared to net profit of Rs. 3.1 billion in fiscal 2013 primarily due to the increase in investment income in fiscal 2014.

ICICI Bank earns commissions and fees from these subsidiaries as their distributor for sales of life and general insurance products.

Funding

Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Since the amalgamation of ICICI with ICICI Bank, the primary source of domestic funding has been deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings and domestic or overseas bond offerings pursuant to specific regulatory approvals. As ICICI was not allowed to raise banking deposits as a financial institution, its primary sources of funding prior to the amalgamation were retail bonds and rupee borrowings from a wide range of institutional investors. ICICI also raised funds through foreign currency borrowings from commercial banks and other multilateral institutions like the Asian Development Bank and the World Bank, which were guaranteed by the government of India. With regard to these guarantees by the government of India for purposes of obtaining foreign currency borrowings, the government of India has, in its letter dated May 31, 2007, instructed us to take steps to either repay or prepay such foreign currency borrowings for which a guarantee has been provided by the government of India or to substitute the guarantees provided by the government of India with other acceptable guarantees. At year-end fiscal 2014, the total outstanding loans/bonds of ICICI Bank that are guaranteed by the government of India were Rs. 16.4 billion, constituting approximately 1.1% of the total borrowings of ICICI Bank at that date.

Our overseas branches are primarily funded by bond issuances, syndicated loans from banks, money market borrowings, inter-bank bilateral loans and borrowings from external commercial agencies. See also “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”. Our subsidiaries in the United Kingdom and Canada fund themselves primarily through retail deposits. Our Canadian subsidiary also funds itself through securitization of insured mortgages.

Our deposits were 48.1% of our total liabilities at year-end fiscal 2014 compared to 46.6% of our total liabilities at year-end fiscal 2013. Our borrowings, including preference shares issued by us, were 24.6% of our total liabilities at year-end fiscal 2014 compared to 25.6% of our total liabilities at year-end fiscal 2013. Our deposits increased by 14.2% from Rs. 3,147.7 billion at year-end fiscal 2013 to Rs. 3,595.1 billion at year-end fiscal 2014. Our borrowings (including redeemable non-cumulative preference shares and subordinated debt) increased by 6.2% from Rs. 1,728.9 billion at year-end fiscal 2013 to Rs. 1,835.4 billion at year-end fiscal 2014 primarily due to increase in overseas borrowings including call and term borrowings and refinance borrowings offset, in part, by a decrease in borrowings under liquidity adjustment facility with the Reserve Bank of India. The increase in overseas borrowings was primarily due to increase in securitization of insured mortgages by ICICI Bank Canada and increase in borrowings by way of bankers’ acceptance, bilateral borrowings and repurchase borrowings by ICICI Bank UK. The overseas borrowings also increased due to rupee depreciation.

The following table sets forth, at the dates indicated, the composition of deposits by type of deposit.

	At March 31,
	2012			2013			2014
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current account deposits	Rs.	358,694	12.7%	Rs.	379,705	12.1%	Rs.	443,647		12.3%
Savings deposits		829,071	29.4		921,660	29.3		1,078,310		30.0
Time deposits		1,631,740	57.9		1,846,340	58.6		2,073,170		57.7
Total deposits	Rs.	2,819,505	100.0%	Rs.	3,147,705	100.0%	Rs.	3,595,127	Rs.	100.0%

The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

		Year ended March 31, (1)
		2012			2013			2014
		Amount	Cost(2)		Amount	Cost(2)		Amount		Amount	Cost(2)
		(in millions, except percentages)
Interest-bearing deposits:
Savings deposits	Rs.	732,138	3.7%	Rs.	822,611	3.7%	Rs.	947,800	US$	15,797	3.7%
Time deposits		1,647,818	7.6		1,815,828	8.0		1,934,262		32,238	7.7
Non-interest-bearing deposits:
Other demand deposits		254,219	–		260,800	–		293,741		4,896	–
Total deposits	Rs.	2,634,175	5.8%	Rs.	2,899,239	6.1%	Rs.	3,175,803	US$	52,931	5.8%

(1)	The average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank, which are calculated on fortnightlybasis.

(2)	Represents interest expense divided by the average balances.

Our average deposits in fiscal 2014 were Rs. 3,175.8 billion at an average cost of 5.8% compared to average deposits of Rs. 2,899.2 billion at an average cost of 6.1% in fiscal 2013. Our average time deposits in fiscal 2014 were Rs. 1,934.3 billion at an average cost of 7.7% compared to average time deposits of Rs. 1,815.8 billion at an average cost of 8.0% in fiscal 2013. The cost of time deposits decreased primarily due to benefit on account of re-pricing of time deposits at lower rates in the beginning of fiscal 2014, offset, in part, by the impact of high cost time deposits mobilized during the second quarter of fiscal 2014 due to higher systemic interest rates during that period. The average cost of savings deposits was 3.7% in fiscal 2013 and fiscal 2014. Our savings deposits include retail savings deposits accepted by ICICI Bank UK. Term deposits of ICICI Bank increased primarily due to foreign currency non-resident (bank) deposits mobilized during fiscal 2014. See also “Operating and Financial Review and Prospects—Financial Condition—Deposits”.

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit.

		At March 31, 2014
		Up to one year		After one year and within three years		After three years		Total
		(in millions)
Interest-bearing deposits:
Savings deposits	Rs.	1,078,310	Rs.	–	Rs.	–	Rs.	1,078,310
Time deposits		1,501,408		447,173		124,589		2,073,170
Non-interest-bearing deposits:
Other demand deposits		443,647		–		–		443,647
Total deposits	Rs.	3,023,365	Rs.	447,173	Rs.	124,589	Rs.	3,595,127

(1)	Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ bucket.

The following table sets forth, for the periods indicated, average outstanding rupee borrowings and the percentage composition by category of borrowing. The average cost (interest expense divided by average balances) for each category of borrowings is provided in the footnotes.

	At March 31,(1)
	2012			2013			2014
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Statutory liquidity ratio bonds(2)	Rs.	2,810	0.5%	Rs.	–	0.0%	Rs.	–	US$	–	0.0%
Borrowings from Indian government(3)		162	0.0		20	0.0		–		–	0.0
Money market borrowings(4),(5)		194,147	33.3		243,415	37.9		261,461		4,358	38.6
Other borrowings(6),(7)		386,423	66.2		399,562	62.1		416,756		6,625	61.4
Total	Rs.583,542		100.0%	Rs.642,997		100.0%	Rs.678,217		US$ 11,304		100.0%

(1)	The average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on fortnightly basis.

(2)	With an average cost of 11.6% in fiscal 2012.

(3)	With an average cost of 12.6% in fiscal 2012 and 13.1% in fiscal 2013.

(4)	Includes call market, repurchase agreements and transactions by ICICI Bank with the Reserve Bank of India under the liquidity adjustment facility.

(5)	With an average cost of 9.1% in fiscal 2012, 8.7% in fiscal 2013 and 8.6% in fiscal 2014.

(6)	Includes publicly and privately placed bonds, borrowings from institutions, inter-bank overnight borrowings and inter-corporate deposits.

(7)	With an average cost of 11.9% in fiscal 2012, 12.2% in fiscal 2013 and 12.5% in fiscal 2014.

The following table sets forth, at the date indicated, the maturity profile of our rupee term deposits of Rs. 10 million or more.

	At March 31,
	2013		2014				% of total deposits
	(in millions, except percentages)
Less than three months	Rs.	349,854	Rs.	Rs.306,094	US$	5,102	8.5%
Above three months and less than six months		182,205		163,212		2,720	4.5
Above six months and less than 12 months		359,007		315,222		5,254	8.8
More than 12 months		35,975		36,805		613	1.0
Total deposits of Rs. 10 million and more	Rs.	927,041	Rs.	821,333	US$	13,689	22.8%

Rupee term deposits of Rs. 10 million or more decreased from Rs. 927.0 billion at year-end fiscal 2013 to Rs. 821.3 billion at year-end fiscal 2014.

The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings.

	At March 31, (1)
	2012		2013		2014
	(in millions, except percentages)
Year-end balance	Rs.	277,587	Rs.	283,998	Rs.	228,815
Average balance during the year (2)		194,147		243,415		261,461
Maximum quarter-end balance		277,587		300,095		301,622
Average interest rate during the year (3)		9.1%		8.7%		8.6%
Average interest rate at year-end (4)		9.5%		8.4%		9.3%

(1)	Short-term borrowings include borrowings in the call market, repurchase agreements and transactions by ICICI Bank with the Reserve Bank of India under the liquidity adjustment facility.

(2)	The average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on fortnightly basis.

(3)	Represents the ratio of interest expense on short-term borrowings to the average balances of short-term borrowings.

(4)	Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

Our short term rupee borrowings increased from Rs. 277.6 billion at year-end fiscal 2012 to Rs. 284.0 billion at year-end fiscal 2013 and decreased to Rs. 228.8 billion at year-end fiscal 2014 primarily due to a decrease in borrowings from the Reserve Bank of India under the liquidity adjustment facility.

The following table sets forth, for the periods indicated, the average outstanding volume of foreign currency borrowings based on average balances by source and the percentage composition by source. The average cost (interest expense divided by average balances) for each source of borrowings is provided in the footnotes.

	For year ended March 31,(1)
	2012			2013			2014
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Bond borrowings (2)	Rs.	398,613	45.2%	Rs.	407,005	40.1%	Rs.	442,757	US$	7,379	38.8%
Other borrowings (3)		483,515	54.8		606,858	59.9		699,657		11,661	61.2
Total	Rs.	882,128	100.0%	Rs.	1,013,863	100.0%	Rs.	1,142,414	US$	19,040	100.0%

(1)	The average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank, which are calculated on fortnightly basis.

(2)	With an average cost of 5.6% in fiscal 2012, 5.5% in fiscal 2013 and 5.2% in fiscal 2014.

(3)	With an average cost of 2.3% in fiscal 2012, 2.5% in fiscal 2013 and 2.2% in fiscal 2014.

At year-end fiscal 2014, the outstanding debt capital instruments raised by us were Rs. 421.5 billion. The outstanding debt capital instruments include debt that is classified either as Additional Tier 1 or Tier 2 capital in calculating the capital adequacy ratio in accordance with the Reserve Bank of India’s regulations on capital adequacy as per Basel III. See also “Supervision and Regulation—Reserve Bank of India Regulations”.

Risk Management

As a financial intermediary, we are exposed to risks that are particular to our lending, transaction banking and trading businesses and the environment within which we operate. Our goal in risk management is to ensure that we understand, measure, monitor and manage the various risks that arise and that the organization adheres to the policies and processes, which are established to address these risks.

The key principles underlying the risk management framework at ICICI Bank are as follows:

•	The Board of Directors has oversight of all the risks assumed by the Bank.

•	Specific committees of the Board have been constituted to facilitate focused oversight of various risks. For a discussion of these and other committees, see “Management”.

•
The Risk Committee reviews risk management policies in relation to various risks (including credit risk, market risk, liquidity risk, interest rate risk and operational risk, key risk indicators and risk profile templates (covering areas including credit risk, market risk, liquidity risk, operational risk, compliance risk, capital at risk, earning at risk and group risk). A calendar of reviews includes periodic review of policies such as credit and recovery policy, investment policy, derivative policy, and asset liability management policy, outsourcing policy, operational risk management policy, broker empanelment policy and liquidity contingency plan. The Committee reviews the stress-testing framework that includes a wide range of Bank-specific and market (systemic) scenarios. The Risk Committee also assesses our capital adequacy position, based on the risk profile of our balance sheet and reviews the implementation status of capital regulations.

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

We are primarily exposed to credit risk, market risk, liquidity risk, operational risk and reputation risk. ICICI Bank has centralized groups, the Risk Management Group, the Compliance Group, the Corporate Legal Group, the Financial Crime Prevention and Reputation Risk Management Group and the Internal Audit Group with a mandate to identify, assess and monitor all of our principal risks in accordance with well-defined policies and procedures. In addition, the Credit Middle Office Group and Treasury Control and Service Group and the Operations Group monitor operational adherence to regulations, policies and internal approvals. The Risk Management Group is further organized into the Credit Risk Management Group, Market Risk Management Group and the Operational Risk Management Group. The Risk Management Group, Credit Middle Office Group and Treasury Control and Service Group and Operations Group report to an Executive Director. The Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors and the Managing Director and Chief Executive Officer. The Compliance and Internal Audit Groups have administrative reporting to an Executive Director. These groups are independent of the business units and coordinate with representatives of the business units to implement our risk management methodologies.

Credit Risk

Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any financial contract, principally the failure to make required payments of amounts due to us. In its lending operations, ICICI Bank is principally exposed to credit risk.

The credit risk is governed by the Credit and Recovery Policy or credit policy approved by the Board of Directors. The Credit and Recovery Policy outlines the type of products that can be offered, customer categories, the targeted customer profile and the credit approval process and limits. ICICI Bank measures, monitors and manages credit risk at an individual borrower level and at the portfolio level for non-retail borrowers. The credit risk for retail borrowers is being managed at portfolio level. It has a structured and standardized credit approval process, which includes a well-established procedure of comprehensive credit appraisal. The Country Risk Management Policy addresses the recognition, measurement, monitoring and reporting of country risk.

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

The Bank has established several levels of credit approval authorities for its corporate banking activities -the Credit Committee, the Committee of Executive Directors, the Committee of Senior Management, the Committee of Executives and Regional Committees. For certain exposures to small and medium enterprises and rural and agricultural loans under programs, separate forums have been established for approval. These forums sanction programs formulated through a cluster-based approach wherein a lending program is implemented for a homogeneous group of individuals or business entities that comply with certain norms. To be eligible for funding under the programs, borrowers need to meet the stipulated credit norms and obtain a minimum score on the scoring model. ICICI Bank has incorporated control norms, borrower approval norms and review triggers in all such programs.

Retail credit facilities are required to comply with approved product policies. All products policies are approved by the Committee of Executive Directors. The individual credit proposals are evaluated and approved by individual officers/forums on the basis of the product policies.

Credit Risk Assessment Methodology for Standalone Entities

All credit proposals other than retail products, program lending, score card-based lending to small and medium enterprises and agri-businesses and certain other specified products are rated internally by Credit Risk Management Group, prior to approval by the appropriate forum.

The Credit Risk Management Group rates proposals, carries out industry analysis, tracks the quality of the credit portfolio and reports periodically to the Credit Committee and the Risk Committee. For non-retail exposures, the Credit Middle Office Group verifies adherence to the terms of the approval prior to the commitment and disbursement of credit facilities. The Bank also manages credit risk through various limit structures, which are in line with the Reserve Bank of India’s prudential guidelines. The Bank has set up various exposure limits, including the single borrower exposure limit, the group borrower exposure limit, the industry exposure limit, the unsecured exposure limit, the long tenor exposure limit and limits on exposure to sensitive sectors such as capital markets, non-banking finance companies and real estate. Rating based thresholds on incremental sanctions have also been put in place.

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

After conducting an analysis of a specific borrower’s risk, the Credit Risk Management Group assigns a credit rating to the borrower. ICICI Bank has a scale of 12 ratings ranging from AAA to B. A borrower’s credit rating is a critical input for the credit approval process. The borrower’s credit rating and the default pattern corresponding to that credit rating, forms an important input in the risk-based pricing framework of the Bank. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the Credit Risk Management Group before being submitted for approval to the appropriate approval authority. The approval process for non-fund facilities is similar to that for fund-based facilities. The credit rating for every borrower is reviewed periodically.

The Bank also reviews the ratings of all its borrowers in a particular industry upon the occurrence of any significant event impacting that industry.

On the Bank’s current rating scale, ratings of below BBB- (i.e., BB and B ratings) are considered to be relatively high-risk categories. The current credit policy of the Bank does not expressly provide a minimum rating required for a borrower to be considered for a loan. All corporate loan proposals with an internal rating of below BBB- are sent to our Credit Committee for its approval, which is constituted with a majority of non-executive directors.

The following table sets forth a description of our internal rating grades linked to the likelihood of loss:

Grade		Definition
(I)	Investment grade	Entities/obligations are judged to offer moderate to high safety with regard to timely payment of financial obligations.

	AAA, AA+, AA, AA-	Entities/obligations are judged to offer high safety with regard to timely payment of financial obligations.

	A+, A, A-	Entities/obligations are judged to offer an adequate degree of safety with regard to timely payment of financial obligations.

	BBB+, BBB and BBB-	Entities/obligations are judged to offer moderate safety with regard to timely payment of financial obligations.

(II)	Below investment grade (BB and B)	Entities/obligations are judged to carry inadequate safety with regard to timely payment of financial obligations.

At year-end fiscal 2014, our net non-investment grade loans constituted about 11.2% of our total net loans.

Working capital loans are generally approved for a period of 12 months. At the end of the 12-month validity period, ICICI Bank reviews the loan arrangement and the credit rating of the borrower. On completion of this review, a decision is made whether to renew the working capital loan arrangement.

The following sections detail the risk assessment process for various business segments:

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

Assessment of Retail Loans

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

The Bank’s credit officers evaluate credit proposals on the basis of operating notes approved by the Committee of Executive Directors. The criteria vary across product segments but typically include factors such as the borrower’s income, the loan-to-value ratio and demographic parameters. External agencies such as field investigation agencies facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans made to retail borrowers. In making its credit decisions, ICICI Bank draws upon a centralized delinquent database and reports from the Credit Information Bureau (India) Limited to review the borrower’s profile. For mortgage loans and used vehicle loans, a valuation agency or an in-house technical team carries out the technical valuations. In the case of credit cards, in order to limit the scope of individual discretion, ICICI Bank has implemented a credit-scoring program that assigns a credit score to each applicant based on certain demographic and credit bureau variables. The credit score then forms one of the criteria for loan evaluation. For loans against gold ornaments and gold coins, emphasis is given on ownership and authenticity (purity and weight) of the jewelry for which an external appraiser is appointed by the Bank. Certain norms like a cap on the gross weight of certain kind of jewelry have been set to reduce jewelry evaluation risks.

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

Assessment Procedures of Small Enterprises Loans

ICICI Bank finances small enterprises, which include individual cases and financing dealers and vendors of companies by implementing structures to enhance the base credit quality of the vendor/dealer. Small enterprise credit also includes financing extended directly to small enterprises as well as financing extended on a cluster-based approach in which credit is extended to small enterprises that have a homogeneous profile, such as apparel manufacturers and manufacturers of pharmaceuticals. The risk assessment of such a cluster involves the identification of appropriate credit norms for target market, the use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises which are awarded a minimum required score in the scoring model. A detailed appraisal is performed based on the financial as well as non-financial parameters to identify the funding needs of the enterprise in all the cases. There are appropriate credit structures built in based on the assessment of each case. The group also finances small businesses based on analysis of the business and financials. The assessment includes a scoring model with minimum score requirement before appraisal of these enterprises are conducted.

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

Assessment Procedures of Rural and Agricultural Loans

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

Risk Monitoring and Portfolio Review

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

An analysis of our portfolio composition based on our internal rating is carried out and is submitted to the Risk Committee of the Board on a quarterly basis as part of a risk profile template. This facilitates the identification and analysis of trends in the portfolio credit risk.

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

The Market Risk Management Group is responsible for the identification, assessment and mitigation of risk. Risk limits including position limits and stop loss limits are monitored on a daily basis by the Treasury Control and Service Group and reviewed periodically. Foreign exchange risk is monitored through the net overnight open foreign exchange limit. Interest rate risk is measured through the use of repricing gap analysis and duration analysis. Interest rate risk is further monitored through interest rate risk limits approved by the Board of Directors.

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

Interest rate risk is measured through Earnings at Risk from an earnings perspective and through Duration of Equity from an economic value perspective. Further, exposure to fluctuations in interest rates is also measured by way of gap analysis, providing a static view of the maturity and re-pricing characteristics of balance sheet positions. An interest rate sensitivity gap report is prepared by classifying all rate sensitive assets and rate sensitive liabilities into various time period categories according to contracted/behavioral maturities or anticipated re-pricing date. The difference in the amount of rate sensitive assets and rate sensitive liabilities maturing or being re-priced in any time period category, gives an indication of the extent of exposure to the risk of potential changes in the margins on new or re-priced assets and liabilities. ICICI Bank monitors interest rate risk through the above measures on a fortnightly basis. The Duration of Equity and interest rate sensitivity gap statements are submitted to the Reserve Bank of India on a monthly basis. These interest rate risk limits are approved by the Board of Directors. The Bank also monitors Greeks of its interest rate options.

Our primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. We usually borrow for a fixed period with a one-time repayment on maturity, with some borrowings having European call/put options, exercisable only on specified dates, attached to them. However, we have a mix of floating and fixed interest rate assets. Our loans are generally repaid gradually, with principal repayments being made over the life of the loan. Our housing loans at year-end fiscal 2014 were primarily floating rate loans where any change in the benchmark rate with reference to which these loans are priced, is generally passed on to the borrower on the first day of the succeeding quarter or succeeding month, as applicable. Since January 1, 2004, we have used a single benchmark prime lending rate structure for all loans other than specific categories of loans advised by the Indian Banks’ Association. Effective July 1, 2010, as required by the Reserve Bank of India, our new loans are priced with reference to a base rate, called the ICICI Bank Base Rate. The Asset Liability Management Committee sets the ICICI Bank Base Rate based on the cost of funds, cost of operations, credit charge and likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for fresh approvals and renewal of rupee facilities is linked to the ICICI Bank Base Rate. The lending rates comprise the ICICI Bank Base Rate, term premium and transaction-specific credit and other charges. As specified by the Reserve Bank of India, the lending rates for loans and advances are not permitted to be lower than the ICICI Bank Base Rate with the exception of certain categories of loans specified by the Reserve Bank of India from time to time. Existing loans, other than cases where the borrower migrates to base rate, continue to be linked to a benchmark as stipulated in the existing loan agreements. We generally seek to eliminate interest rate risk on undisbursed commitments by fixing interest rates on rupee loans at the time of loan disbursement. Pursuant to regulatory reserve requirements, we maintain a large part of our assets in government of India securities and in interest-free balances with the Reserve Bank of India, which are funded mainly by wholesale deposits and borrowings. This exposes us to the risk of differential movement in the yield earned on statutory reserves and the related funding cost.

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

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2014(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Loans, net	Rs.	3,188,433	Rs.	548,938	Rs.	136,047	Rs.	3,873,418
Investments		600,514		482,506		1,593,074		2,676,094
Other assets(2)		224,700		2,013		646,297		873,010
Total assets		4,013,647		1,033,457		2,375,418		7,422,522
Stockholders’ equity and preference share capital		–		–		764,299		764,299
Borrowings		947,258		556,744		331,419		1,835,421
Deposits		2,711,990		727,080		156,057		3,595,127
Other liabilities		–		–		1,280,410		1,280,410
Total liabilities		3,659,248		1,283,824		2,532,185		7,475,257
Total gap before risk management positions		354,399		(250,367)		(156,767)		(52,735)
Off-balance sheet positions(3)		(399,812)		183,704		170,563		(45,545)
Total gap after risk management positions	Rs.	(45,413)	Rs.	(66,663)	Rs.	13,796	Rs.	(98,280)

(1)
Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on Asset Liability Management Guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. This includes investments in the nature of equity, cash and cash equivalents and miscellaneous assets and liabilities. Fixed assets (other than leased assets) have been excluded from the above table.

(2)	The categorization for these items is different from that reported in the financial statements.

(3)	Off-balance sheet positions comprise derivatives, including foreign exchange forward contacts.

The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

		At March 31, 2014
		Fixed rate loans		Variable rate loans		Total
		(in millions)
Loans	Rs.	631,170	Rs.	2,221,371	Rs.	2,852,541

The following table sets forth, using the balance sheet at year-end fiscal 2014 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2015, assuming a parallel shift in the yield curve at year-end fiscal 2014.

	At March 31, 2014
	Change in interest rates (in basis points)
		(100)		(50)		50		100
	(in millions)

Rupee portfolio	Rs.	(7,685)	Rs.	(3,842)	Rs.	3,842	Rs.	7,685
Foreign currency portfolio		(1,191)		(596)		596		1,191
Total	Rs.	(8,876)	Rs.	(4,438)	Rs.	4,438	Rs.	8,876

Based on our asset and liability position at year-end fiscal 2014, the sensitivity model shows that net interest income from the banking book for fiscal 2015 would rise by Rs. 8.9 billion if interest rates increased by 100 basis points during fiscal 2015. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal 2015, net interest income for fiscal 2015 would fall by an equivalent amount of Rs. 8.9 billion. Based on our asset and liability position at year-end fiscal 2013, the sensitivity model showed that net interest income from the banking book for fiscal 2014 would rise by Rs. 6.8 billion if interest rates increased by 100 basis points during fiscal 2014. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points during fiscal 2013, net interest income for fiscal 2014 would fall by an equivalent amount of Rs. 6.8 billion.

Sensitivity analysis, which is based upon static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

Price Risk (Trading Book)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2014 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held for trading portfolio for fiscal 2014, assuming a parallel shift in interest rate curve.

	At March 31, 2014
	Change in interest rates (in basis points)
	Portfolio Size			(100)		(50)		50		100
	(in millions)
Indian government securities	Rs.	67,376	Rs.	1,203	Rs.	607	Rs.	(607)	Rs.	(1,203)
Corporate debt securities		181,008		1,905		957		(957)		(1,905)
Total	Rs.	248,384	Rs.	3,108	Rs.	1,564	Rs.	(1,564)	Rs.	(3,108)

At year-end fiscal 2014, the total value of our fixed income trading portfolio was Rs. 248.4 billion. The sensitivity model shows that if interest rates increase by 100 basis points during fiscal 2015, the value of this portfolio would fall by Rs. 3.1 billion. Conversely, if interest rates fall by 100 basis points during fiscal 2015, the value of this portfolio would rise by Rs. 3.1 billion. At year-end fiscal 2013, the total value of our fixed income trading portfolio was Rs. 286.7 billion. The sensitivity model showed that if interest rates increased by 100 basis points during fiscal 2014, the value of this portfolio would fall by Rs. 7.3 billion. Conversely, if interest rates fell by 100 basis points during fiscal 2014, the value of this portfolio would rise by Rs. 7.3 billion. The sensitivity for fixed income trading portfolio decreased in fiscal 2014 compared to fiscal 2013 primarily due to a decrease in the duration of the securities and decrease in trading portfolio size.

At year-end fiscal 2014, the total outstanding notional principal amount of our trading interest rate derivatives portfolio was Rs. 3,137.1 billion compared to Rs. 3,201.2 billion at year-end fiscal 2013. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would rise by Rs. 0.8 billion. At year-end fiscal 2014, the total outstanding notional principal amount of our trading currency derivatives (such as futures, options and cross currency interest rate swaps) portfolio was Rs. 1,019.5 billion compared to Rs. 952.9 billion at year-end fiscal 2013. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would rise by Rs. 1.1 billion. At year-end fiscal 2014, the total outstanding notional principal amount of our trading foreign exchange portfolio was Rs. 2,342.1 billion compared to Rs. 2,457.7 billion at year-end fiscal 2013. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would fall by Rs. 0.07 billion.

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2014, we had a total equity investment portfolio of Rs. 44.6 billion, primarily comprising Rs. 14.3 billion of investments by the Bank and Rs. 29.1 billion of investments by our insurance subsidiaries. Additionally, ICICI Securities and ICICI Securities Primary Dealership also have a small portfolio of equity derivatives. The equity investments by the Bank include the equity portfolio of our proprietary trading group amounting to Rs. 1.4 billion and other equity investments amounting to Rs. 12.9 billion. These other equity investments are primarily unlisted and long-term in nature. We also invest in private equity and venture capital funds, primarily those managed by our subsidiary ICICI Venture Funds Management Company. These funds invest in equity and equity linked instruments. Our investments through these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are also subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury”.

The risk in the equity portfolio of the proprietary trading group, which manages the equity trading book of the Bank, is controlled through a value-at-risk approach and stop loss limits, as stipulated in the Investment Policy. Value-at-risk measures the statistical risk of loss from a trading position, given a specified confidence level and a defined time horizon.

The Bank computes value-at-risk using historical simulation model for limit monitoring purposes. The value-at-risk is calculated using a 99% confidence level and a holding period of one day.

The following table sets forth the high, low, average and period-end value-at-risk.

	High	Low	Average	At March 31, 2014
	Rs. in million
Value-at-risk	256.1	36.7	88.3	125.7

We monitor the effectiveness of the value-at-risk model by regularly back-testing its performance. Statistically, we would expect to see losses in excess of value-at-risk only 1% of the time over a one-year period. During fiscal 2014, hypothetical losses exceed the value-at-risk estimates for nine days. An examination of these nine outliers revealed that these losses occurred on days when the stocks in the equity portfolio experienced high price volatility. Most of these losses were incurred during the period May 2013 to August 2013, a period of high volatility across the markets in India.

The following table sets forth a comparison of the hypothetical daily profit/loss, computed on the assumption of no intra-day trading, and value-at-risk calculated using the historical simulation model during fiscal 2014.

	Average	On March 31, 2014
	Rs. in million
Hypothetical daily profit/(loss)	(0.8)	(14.8)
Value-at-risk	88.3	125.7

The high and low hypothetical daily profit/(loss) during fiscal 2014 was Rs. 153 million and Rs. (115) million respectively.

While value-at-risk is an important tool for measuring market risk under normal market conditions, it has inherent limitations that should be taken into account, including its inability to accurately predict future losses when extreme events are affecting the markets, because it is based on the assumption that historical market data is indicative of future market performance. Moreover, different value-at-risk calculation methods use different assumptions and hence may produce different results, and computing value-at-risk at the close of the business day would exclude intra-day risk. There is also a general possibility that the value-at-risk model may not fully capture all the risks present in the portfolio.

Exchange Rate Risk

The Bank offers foreign currency hedge instruments like swaps, forwards, and currency options to clients, which are primarily banks and corporate customers. The Bank uses cross currency swaps, forwards, and options to hedge against exchange risks arising out of these transactions and for foreign currency loans that are originated in currencies different from the currencies of borrowings supporting them. Some of these transactions may not meet the hedge accounting requirements and are subject to mark-to-market. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating daily and cumulative stop-loss limits, and engaging in exception reporting.

The Reserve Bank of India has permitted banks to offer foreign currency-rupee options by banks for hedging foreign currency exposures including hedging of balance sheet exposures to the users. The Bank has been offering such products primarily to corporate clients and other inter-bank counterparties. All the options positions are maintained within the limits specified in the Investment Policy. The foreign exchange rate risk is monitored through the net overnight open position limit approved by the Reserve Bank of India.

Assuming a 1% movement in each of the foreign currencies against the respective base currency, our exchange rate sensitivity comes to Rs. 22 million and Rs. 10 million at year-end fiscal 2014 and year-end fiscal 2013 respectively. The above numbers are without any netting benefit across base currencies. The Bank also monitors Greeks of its currency options.

Derivative Instruments Risk

The Bank offers various derivative products, including options and swaps, to clients for their risk management purposes. The Bank also enters into interest rate and currency derivative transactions for the purpose of hedging interest rate and foreign exchange mismatches and also engages in trading of derivative instruments on its own account.

The Bank generally does not carry market risk on client derivative positions as the Bank covers its positions in the inter-bank market. Profits or losses on account of currency movements on these transactions are borne by the clients. However, for the transactions which are not covered in the inter-bank market, the Bank has open positions within the limits prescribed in its Investment Policy. The derivative transactions are subject to counterparty risk to the extent particular obligors are unable to make payment on contracts when due. During fiscal 2009, due to high exchange rate volatility as a result of the financial crisis, a number of clients experienced significant mark-to-market losses in derivative transactions. On maturity or premature termination of the derivative contracts, these mark-to-market losses became receivables owed to the Bank. Some clients did not pay their derivatives contract obligations to the Bank in a timely manner and, in some instances, clients filed lawsuits to avoid payment of derivatives contract obligations entirely. In other instances, at the request of clients, the Bank converted overdue amounts owed to the Bank into loans and advances. See also “Risk Factors—Risks Relating to Our Business—We and our customers are exposed to fluctuations in foreign exchange rates”.

In October 2008, the Reserve Bank of India issued guidelines requiring banks to classify derivative contract receivables overdue for 90 days or more as non-performing assets. Pursuant to these guidelines, the Bank reverses derivative contracts receivables in its income statement when they are overdue for more than 90 days. After reversal, any expected recovery is accounted for only on actual receipt of payment.

As per Reserve Bank of India guidelines issued in August 2011, for a derivative contract where a crystallized receivable is overdue for more than 90 days, in addition to reversing crystallized receivable through the profit and loss account, any other positive mark-to-market on derivative contracts for such customer is also required to be reversed through the profit and loss account. Further, if any credit facility is overdue for more than 90 days, any crystallized receivable and positive mark-to-market on derivative contracts for such customer is also required to be reversed through the profit and loss account. The guidelines also disallow netting of receivables and payables from/to the same counterparty. The exposure to qualifying central counterparties can be netted as prescribed by extant Reserve Bank of India guidelines.

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

We had no credit exposure in funded credit derivatives instruments and non-funded credit derivatives instruments at year-end fiscal 2014 compared to Rs. 0.8 billion of funded credit derivatives instruments and Rs. 3.5 billion of non-funded credit derivatives instruments at year-end fiscal 2013.

Credit Spread Risk

Credit spread risk arises out of investments in fixed income securities. Hence, volatility in the level of credit spreads would impact the value of these portfolios held by the Bank. The Bank closely monitors its portfolio and risk is monitored by setting investment limits, rating-wise limits, single issuer limit, maturity limits and stipulating daily and cumulative stop-loss limits.

The following table sets forth, using our held for trading portfolio at year-end fiscal 2014 as the base, one possible prediction of the impact of changes in credit spreads on the value of the trading portfolio, assuming a parallel shift in credit spreads.

		At March 31, 2014
		Change in credit spread (in basis points)
		Portfolio Size		(100)		(50)		50		100
		(in millions)
Corporate debt securities	Rs.	181,008	Rs.	1,905	Rs.	957	Rs.	(957)	Rs.	(1,905)

At year-end fiscal 2014, our held for trading portfolio (excluding government securities) was Rs. 181.0 billion. The sensitivity model showed that if credit spreads increased by 100 basis points during fiscal 2015, the value of this portfolio would fall by Rs. 1.9 billion. Conversely, if credit spreads fall by 100 basis points during fiscal 2015, the value of this portfolio would rise by Rs. 1.9 billion. At year-end fiscal 2013, our held for trading portfolio (excluding government securities) was Rs. 213.2 billion. The sensitivity model shows that if credit spreads increase by 100 basis points during fiscal 2014, the value of this portfolio would fall by Rs. 4.7 billion. Conversely, if credit spreads fall by 100 basis points during fiscal 2014, the value of this portfolio would rise by Rs. 4.7 billion.

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

The Bank manages liquidity risk in accordance with its Asset Liability Management Policy. This policy is framed as per the current regulatory guidelines and is approved by the Board of Directors. The Asset Liability Management Policy is reviewed periodically to incorporate changes as required by regulatory stipulation or to realign the policy with changes in the economic landscape. The Asset Liability Management Committee of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the Asset Liability Management Policy. The Asset Liability Management Committee comprises executive directors, Presidents, Chief Financial Officer, Senior General Managers in charge of Risk and Treasury and heads of business groups. The Risk Committee of the Board, a Board Committee, has oversight of the Asset Liability Management Committee.

The Bank uses various tools for the measurement of liquidity risk including the statement of structural liquidity, dynamic liquidity cash flow statements, liquidity ratios and stress testing through scenario analysis. The statement of structural liquidity is used as a standard tool for measuring and managing net funding requirements and the assessment of a surplus or shortfall of funds in various maturity buckets in the future. The cash flows pertaining to various assets, liabilities and off-balance sheet items are placed in different time buckets based on their contractual or behavioral maturity. The statement of structural liquidity of rupee currency for domestic operations, and statement of structural liquidity all currencies together for international operations of the Bank (country-wise and in aggregate) are prepared on daily basis. The statement of structural liquidity of foreign currency for domestic operations, consolidated statement for domestic operations and for the Bank as a whole are prepared on fortnightly basis. The utilization against gap limits laid down for each bucket is reviewed by Asset Liability Management Committee of the Bank.

The Bank also prepares dynamic liquidity cash flow statements, which in addition to scheduled cash flows, also consider the liquidity requirements pertaining to incremental business and the funding thereof. The dynamic liquidity cash flow statements are prepared in close coordination with the business groups, and cash flow projections based on the statements are periodically presented to the Asset Liability Management Committee. As a part of the stock and flow approach, the Bank also monitors various liquidity ratios, and limits are laid down for these ratios in the Asset Liability Management Policy.

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

For its overseas branches, the Bank also has a well-defined borrowing program. In order to maximize borrowings at a reasonable cost through its branches, liquidity in different markets and currencies is targeted. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings, interbank bilateral loans and deposits, including structured deposits. The Bank also raises refinance from other banks against the buyers’ credit and other trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. The Bank also mobilizes retail deposit liabilities, in accordance with the regulatory framework in place in the respective host country.

We maintain prudential levels of liquid assets in the form of cash, balances with the central bank and government securities, money market and other fixed income securities. Currently, as stipulated by the regulator, banks in India are required to maintain their statutory liquidity ratio at a level of 22.5% of net demand and time liabilities in India and their cash reserve ratio at a level of 4.0% of net demand and time liabilities in India. The Bank generally holds additional securities over and above the stipulated level.

Further, the Bank has a board approved liquidity stress testing framework, under which the Bank estimates its liquidity position under a range of stress scenarios, and considers possible measures that the Bank could take to mitigate the outflows under each scenario. These scenarios cover bank specific, market-wide and combined stress situations and have been separately designed for the domestic and international operations of the Bank. Each scenario included in the stress-testing framework covers a time horizon of 28 days. The stress-testing framework measures the impact on profit due to liquidity outflows for each scenario, considering possible measures that the Bank could take to mitigate the stress. The impact on profits is subject to a stress tolerance limit specified by the Board of Directors. The results of liquidity stress testing are reported to the Asset Liability Management Committee on a monthly basis. During fiscal 2014, the results of each of the stress scenarios were within the Board-prescribed limits.

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

The Prudential Regulation Authority classifies ICICI Bank United Kingdom as an individual liquidity adequacy standards firm, which means it is required to meet certain quantitative requirements set out in the Prudential sourcebook for banks, building societies and investment firms. In addition, effective June 27, 2012, the Prudential Regulation Authority issued liquidity guidelines which specify the quantity of liquid assets (in any currency that the Prudential Regulation Authority deems material with respect to ICICI Bank United Kingdom and also on an all currency combined basis) that the Prudential Regulation Authority believes is appropriate for ICICI Bank United Kingdom to hold.

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

See also “Operating and Financial Review and Prospects—Liquidity Risk”.

Operational Risk

Operational risk is the risk of loss resulting from inadequate or failed internal processes, people and systems or from external events. Operational risk includes legal risk but excludes strategic and reputational risks. Legal risk includes, but is not limited to, exposure to fines, penalties or punitive damages resulting from supervisory actions, as well as private settlements. For a discussion on our vulnerability to operational risk, see “Risk Factors—Risks Relating to Our Business—There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business”.

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

Operational Controls and Procedures for Internet Banking

The Bank has put in place adequate authentication and authorization controls for transactions through internet banking by customers. In addition to login password, transactions are authorized through grid-level value authentication (a grid is a unique set of numbers printed on the debit card). Additionally, a one-time password is sent to the customer’s registered mobile number for the addition of a payee for fund transfers. Additionally, one-time password (sent to registered mobile number) authentication is also required in case the login is from a different system, browser, blacklisted IP addresses or blacklisted country. Internet transactions using credit cards require additional password-based authentication besides other authentications present on the card. Text message alerts are also sent to the customer for internet-based transactions beyond a threshold level. To prevent phishing and internet-related fraud, the Bank also regularly communicates with customers. The internet banking infrastructure is secured through the multi-layer information security controls, including firewalls, intrusion prevention systems and network level access controls. These are supplemented by periodic penetration tests, vulnerability assessments and continuous security incident monitoring of internet banking servers.

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

Operational Controls and Procedures in Treasury

The Bank has put in place a comprehensive internal control structure with respect to its treasury operations. The control measures include the segregation of duties between treasury front-office and treasury control and service office, automated control procedures, continuous monitoring procedures through detailed reporting statements, and a well-defined code of conduct for dealers. The Bank has also set up limits in respect of treasury operations including deal-wise limits and product-wise limits. In order to mitigate the potential mis-selling risks, if any, a labeling policy has been implemented. Similarly in order to mitigate potential contractual risks, if any, negotiations for deals are recorded on a voice recording system. All key processes in treasury operations are documented and approved by the Bank’s Product and Process Approval Committee. Some of the control measures include deal validation, independent confirmation, documentation, limits monitoring, treasury accounting, settlement, reconciliation and regulatory compliance. Middle-office group reviews the unconfirmed, unsettled deals if any, on a regular basis and follows up for timely confirmation or settlement. There is a mechanism of escalation to senior management in case of delays in settlement or confirmation beyond a time period. In addition to the above, concurrent and internal audits are also there in respect of treasury operations. The control structure in our treasury operations is designed to minimize errors, prevent potential fraud and provide early-warning signals.

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

Operational Controls and Procedures for Corporate Banking

Corporate banking is organized into a zonal structure. The front office is responsible for sourcing clients and performing a credit analysis of the proposal. The credit risk is independently evaluated by the Risk Management Group. Operations regarding corporate banking products and services are supported by the middle office and back office with well-defined process ownership. The key processes and their ownership are documented through process notes which are reviewed periodically. The middle office conducts verification and scrutiny of the documents and memos to ensure mitigation of post-approval risks. It also monitors adherence to the terms of approval by periodically publishing compliance monitoring reports. The back office in corporate operations comprises units responsible for the execution of trade finance, cash management and general banking transactions based on the requests and instructions initiated through channels including branches.

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

Anti-Money Laundering Controls

The Bank has implemented the Know Your Customer /Anti-Money Laundering /Combating of Financing of Terrorism guidelines in accordance with the provisions under Prevention of Money Laundering Act, 2002, rules promulgated thereunder and guidelines issued by the regulators from time to time.

Implementation of these guidelines includes the formulation of a Group Anti-money Laundering Policy with the approval of the Board of Directors of the Bank which also covers the overseas branches/subsidiaries; oversight by the Audit Committee on the implementation of the Anti-Money Laundering framework; appointment of a senior level officer as Money Laundering Reporting Officer who has the day-to-day responsibility for implementation of the anti-money laundering framework; implementation of adequate Know Your Customer procedures based on risk categorization of customer segments, screening of names of customers with negative lists issued by the regulators and customer risk categorization for classifying the customers into high, medium and low risk segments; risk-based transaction monitoring and regulatory reporting procedures through automated applications; implementing appropriate mechanisms to train employees and to create customer awareness on this subject.

The Know-Your-Customer procedures take into account the risk assessment of product and customer segments, with basic due diligence performed for low risk, enhanced due diligence performed for high risk customers pursuant to the Reserve Bank of India guidelines.

The Bank also adheres to the anti-money laundering requirements as specified by the regulators of respective geographies. The Bank’s anti-money laundering framework is subject to audit by the Internal Audit Department and their observations are reported to the Audit Committee at regular intervals.

Our life insurance subsidiary has implemented Know-Your-Customer/Anti-Money Laundering/Combating of Financing of Terrorism guidelines issued according to the Prevention of Money Laundering Act, 2002 and guidelines issued by Insurance Regulatory and Development Authority from time to time.

Anti-Money Laundering/Combating Financing of Terrorism Policy is approved by the Board of Directors of the life insurance subsidiary. The Policy is also in accordance with the Group Anti-Money-Laundering policy and includes oversight by the Audit Committee on the implementation of the Anti-Money Laundering framework, appointment of a senior level officer as Money Laundering Prevention Officer who has the day-to-day responsibility for implementation of the anti-money laundering framework, adoption of a risk-based Anti-Money-Laundering framework, implementation of adequate Know-Your-Customer procedures based on risk categorization of customer segments, screening of customers against sanctioned lists, risk-based transaction monitoring, regulatory reporting procedures and appropriate mechanisms to train employees and to create customer awareness on this subject.

Anti-Money laundering framework is reviewed by the Internal Audit Department and its observations are periodically reported to the Audit Committee.

Following the release on the internet of videos in March-April 2013 forming part of a sting operation on banks and insurance companies in India, that purported to show the Bank’s frontline branch employees engaging in conversations that would violate the Group Code of Business Conduct and Ethics and could have, if any transactions had been consummated, led to violations of anti-money laundering and know your customer norms, the Reserve Bank of India undertook investigations at ICICI Bank and over 30 other banks in India. While the Reserve Bank of India’s investigations did not reveal any prima facie evidence of money laundering, the Reserve Bank of India has imposed an aggregate penalty of Rs. 665 million (US$11 million) on 31 Indian banks, including Rs. 10 million (US$ 0.2 million) on ICICI Bank, for instances of violation of applicable regulations. See “Risk Factors—Risks Relating to Our Business—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.” and “Risk Factors—Risks Relating to Our Business—Negative publicity could damage our reputation and adversely impact our business and financial results and the price of our equity shares and ADSs.”

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

The Internal Audit Group maintains staff with sufficient knowledge, skills, experience and professional certifications. It deploys audit resources with expertise in audit execution and adequate understanding of business activities. The processes within Internal Audit Group are certified under ISO 9001-2008. Further, an assessment of the quality of assurance provided by the Internal Audit Group is conducted through an independent external firm once in three years.

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

Legal and Regulatory Risk

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. The uncertainty of the enforceability of the obligations of our customers and counter-parties, including the foreclosure on collateral, creates legal risk. Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting internal and external legal advisors. See also “Risk Factors—Risks Relating to Our Business— We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and, our stockholders’ equity” and “Risk Factors—Risks relating to Our Business—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

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

All credit risk related issues are governed by ICICI Bank UK’s Credit Risk Management Policy. ICICI Bank UK takes a two-tier approach to assessment of credit risk-first review by the commercial officer proposing the transaction followed by a credit officer’s independent assessment of the same. Credit risk is also managed at the portfolio level by monitoring the key parameters of risk concentration such as industry exposures, country exposures, rating category based exposures, product specific exposures and large exposures. ICICI Bank UK has board approved policies for managing market risk such as its treasury policy manual, trading book policy statement, valuation, model validation policy and independent price verification policy. For monitoring and managing market risk, it uses various risk metrics, including the duration of equity, price value of one basis point change in interest rate, price value of one basis point change in credit spread and stop loss limits. ICICI Bank UK uses various tools for measurement of liquidity risk including the statement of structural liquidity, dynamic liquidity gap statements, liquidity ratios and stress testing through scenario analysis. In line with its liquidity risk appetite, ICICI Bank UK maintains adequate high quality liquid assets/central bank reserves to cover projected stressed outflows under various scenarios as approved by the Board in the Individual Liquidity Adequacy Assessment framework. The management of operational risk (including fraud and conduct risks) is governed by the Operational Risk Management Policy approved by the Risk Committee. Operational risk elements covered in the Operational Risk Management Policy include operational incident management, techniques for risk identification and measurement, monitoring through key risk indicators and risk mitigation techniques.

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

The Risk Committee of the Board has delegated the operational responsibility for credit risk management to the Management Credit Committee within the broad parameters and limits laid down in the Credit and Recovery Policy. The Management Credit Committee approves credit proposals before recommending them to Risk Committee, manages the credit risk on a portfolio basis and reviews asset quality and portfolio quality on a monthly basis and the same is presented to the Risk Committee at least on a quarterly basis.

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

ICICI Securities Primary Dealership has constituted an internal Risk Management Committee comprising members of the Board of Directors of the company. The Committee debates various aspects of risk management and among other things decides risk and investment policies for its various businesses and ensures compliance with regulatory guidelines on risk management as well as with all the prudential and exposure limits set by the Board of Directors.

ICICI Prudential Life Insurance Company

The risk governance structure of ICICI Prudential Life Insurance Company consists of the Board, Board Risk Management Committee, Executive Risk Committee and its sub-committees. The Board Risk Management Committee consists of non-executive directors. The Board, on recommendation of Board Risk Management Committee, has approved policies to address various risks such as market risk, credit risk, liquidity risk, insurance risk and operational risk. In addition, the Board has also approved fraud prevention, reinsurance, underwriting and outsourcing policies.

The risk policies set out the governance structure for risk management in ICICI Prudential Life Insurance Company. The Executive Risk Committee is responsible for assisting the Board and the Board Risk Management Committee in their risk management duties and, in particular, is responsible for the approval of all new products launched by ICICI Prudential Life Insurance Company.

The Investment Risk Committee assists the Executive Risk Committee in identification, measurement, monitoring and control of market, liquidity and credit risks, including asset liability management through regular monitoring of the equity backing ratios and asset liability duration mismatch. ICICI Prudential Life Insurance Company has a liquidity contingency plan in place. The Insurance Risk Committee assists the Executive Risk Committee in identification, measurement, monitoring and control of insurance risks such as persistency, mortality, morbidity and expense risks.

The Operational Risk Committee assists the Executive Risk Committee in identification, measurement, monitoring and control of operational risks such as risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Outsourcing Committee assists the Executive Risk Committee on management of outsourcing risk arising due to use of services provided by a third party to perform activities on a continuous basis that would have been normally undertaken by ICICI Prudential Life Insurance Company.

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

ICICI Lombard General Insurance Company

ICICI Lombard General Insurance Company is principally exposed to risks arising out of the nature of business underwritten and credit risk on its investment portfolio as well as the credit risk it carries on its reinsurers. In respect of business risk, ICICI Lombard General Insurance seeks to diversify its insurance portfolio across product classes, industry sectors and geographical regions. ICICI Lombard General Insurance focuses on achieving a balance between the corporate and retail portfolio mix to achieve favorable claim ratio and risk diversification. ICICI Lombard General Insurance has a risk retention and reinsurance policy whereby tolerance levels are set as per risk and on a per event basis. ICICI Lombard General Insurance also has the ability to limit its risk exposure by way of re-insurance arrangements. Investments of the company are governed by the investment policy approved by its Board of Directors within the norms stipulated by the Insurance Regulatory and Development Authority. The Investment Committee oversees the implementation of this policy and reviews it periodically. Exposure to any single entity is restricted to 5.0% of the portfolio and to any industry to 15.0% of the portfolio.

Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including the Managing Director and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act at year-end fiscal 2014.

As a result, it has been concluded that, as of the end of the period covered by this report, the disclosure controls and procedures were effective to provide reasonable assurance that the information required to be disclosed in the reports we file and submit under the Securities Exchange Act is recorded, processed, summarized and reported as and when required.

However, as a result of our evaluation, we noted certain areas where our processes and controls could be improved. The Audit Committee monitors the resolution of any identified significant process and control improvement opportunities to a satisfactory conclusion. Like all financial institutions, we nevertheless believe there is room for further improvement. We are committed to continuing to implement and improve internal controls and our risk management processes, and this remains a key priority for us. We also have a process whereby business and financial officers throughout the Bank attest to the accuracy of reported financial information as well as the effectiveness of disclosure controls, procedures and processes.

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

Management assessed the effectiveness of internal control over financial reporting at year-end fiscal 2014 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (1992). Based on the assessment, management concluded that our internal control over financial reporting was effective at year-end fiscal 2014. Effectiveness of our internal control over financial reporting at year-end fiscal 2014 has been audited by KPMG, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Loan Portfolio

Our gross loan portfolio was Rs. 3,964.9 billion at year-end fiscal 2014, an increase of 17.1% over the gross loan portfolio of Rs. 3,385.6 billion at year-end fiscal 2013. The gross loan portfolio increased by 12.5% to Rs. 3,385.6 billion at year-end fiscal 2013 from Rs. 3,008.2 billion at year-end fiscal 2012. At year-end fiscal 2014, approximately 64.6% of our gross loans were rupee loans.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated, our gross (net of write-off) rupee and foreign currency loans by business category.

	At March 31,
	2010		2011		2012		2013		2014		2014
	(in millions)
Consumer loans and credit card receivables(1)	Rs.	954,245	Rs.	910,952	Rs.	1,040,975	Rs.	1,181,588	Rs.	1,470,783	US$	24,513
Rupee		923,831		888,953		946,778		1,068,305		1,251,032		20,850
Foreign currency(2)		30,414		21,999		94,197		113,283		219,751		3,663
Commercial(3)		1,367,175		1,732,675		1,967,210		2,204,054		2,494,150		41,569
Rupee		565,990		853,920		1,006,863		1,193,433		1,310,457		21,841
Foreign currency		801,185		878,755		960,347		1,010,621		1,183,693		19,728
Leasing and related activities(4)		17		7		–		–		-		-
Rupee		17		7		–		–		-		-
Foreign currency		–				–		–		-		-
Gross loans		2,321,437		2,643,634		3,008,185		3,385,642		3,964,933		66,082
Rupee		1,489,838		1,742,880		1,953,641		2,261,738		2,561,488		42,691
Foreign currency		831,599		900,754		1,054,544		1,123,904		1,403,445		23,391
Total gross loans		2,321,437		2,643,634		3,008,185		3,385,642		3,964,933		66,082
Allowance for loan losses		(63,656)		(83,441)		(86,931)		(85,901)		(91,515)		(1,525)
Net loans	Rs.	2,257,781	Rs.	2,560,193	Rs.	2,921,254	Rs.	3,299,741	Rs.	3,873,418	US$	64,557

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(2)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 82.4 billion at March 31, 2014.

(3)	Includes builder financing and dealer financing.

(4)	Leasing and related activities includes leasing and hire purchase.

Our gross rupee loans increased from Rs. 2,261.7 billion constituting 66.8% of our total gross loans at year-end fiscal 2013 to Rs. 2,561.5 billion constituting 64.6% of our total gross loans at year-end fiscal 2014 primarily due to an increase in consumer loans and credit card receivables. Our gross foreign currency loans increased from Rs. 1,123.9 billion, constituting 33.2% of our total gross loans at year-end fiscal 2013 to Rs. 1,403.4 billion, constituting 35.4% of our total gross loans at year-end fiscal 2014 primarily due to rupee depreciation, loans against foreign currency non-resident (bank) deposits, transfer of certain corporate bonds of ICICI Bank Canada from the available-for-sale category to loans and receivables and increase in insured mortgage loans. See also “Operating and Financial Review and Prospects—Financial Condition—Advances”.

At year-end fiscal 2014, we did not have outstanding cross-border loans (defined as loans made to borrowers outside of India) exceeding 1.0% of our assets in any country except Canada, which were between approximately 3.0% and 3.5% of our assets. We had outstanding cross-border loans to U.S. borrowers amounting to between 0.25% and 0.50% of our assets.

Collateral —Completion, Perfection and Enforcement

Our loan portfolio largely consists of loans to retail customers, including home loans, automobile loans, commercial business loans, personal loans and credit card receivables, project and corporate finance and working capital loans to corporate borrowers and agricultural financing. In general, other than personal loans, credit card receivables and some forms of corporate and agricultural financing, which are unsecured, we stipulate that the loans should be over-collateralized at the time of loan origination. However, it should be noted that obstacles within the Indian legal system can create delays in enforcing collateral. See “Risk Factors—Risks Relating to Our Business— If we are not able to control the level of non-performing assets in our portfolio, our business will suffer”. In India, there are no regulations stipulating loan-to-collateral limits, except in the case of home loans. The Reserve Bank of India, through a guideline issued on July 1, 2013, has capped the loan-to-value ratio at 90% for home loans up to Rs. 2.0 million, at 80% for home loans between Rs. 2.0 million and Rs. 7.5 million and at 75% for home loans above Rs 7.5 million.

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

Commercial loans

We generally require collateral valued at 125% to 150% of the loan amount at origination for commercial loans. Our commercial loans mainly consist of project and other corporate loans. The collateral are immovable assets, which are typically mortgaged in the Bank’s favor, or movable assets, which are typically hypothecated in the Bank’s favor. These security interests are perfected by the registration of these interests within time limits stipulated under the Companies Act with the Registrar of Companies pursuant to the provisions of the Companies Act when borrowers are constituted as companies. This registration amounts to a constructive public notice to other business entities of the security interests created by such companies. Prior to creation of security interests on all assets, which are not stock-in-trade for the company, a no-objection certificate from the income tax authorities is required to create a charge on the asset. We may also take security of a pledge of financial assets like marketable securities (for which perfection of security interests by registration with the Registrar of Companies is not mandatory for companies under the Companies Act), and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have a top-up mechanism based on price triggers. For all immovable property and shares, which are secured in favor of offshore lenders, approval from the Reserve Bank of India is obtained prior to creation. See also “Risk factors—Risks Relating to Our Business—The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss”.

We generally require collateral valued at 150% of the loan amounts at origination for loans to real estate companies and customers of our lease rental discounting facility. Our lease rental discounting facility is a loan facility offered to borrowers where the loans are granted against confirmed future lease rental payments to be received by the borrowers.

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

Additionally, in some cases, we may take further security of a first or second charge on fixed assets, a pledge of financial assets like marketable securities, or obtain corporate guarantees and personal guarantees wherever appropriate. We also accept post-dated checks and cash as additional comfort for the facilities provided to various entities.

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

In case of consumer installment loans, we obtain direct debit mandates or post-dated checks towards repayment on pre-specified dates. Postdated checks, if dishonored, entitle us on occurrence of certain events to initiate criminal proceedings against the issuer of the checks.

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

Loan Concentration

We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. Our Credit Risk Management Group monitors all major sectors of the economy and specifically tracks industries in which we have credit exposures. We seek to respond to economic weakness through active portfolio management, by restricting exposure to weak sectors and increasing exposure to the segments that are growing and have been resilient. ICICI Bank’s policy is to limit its loan portfolio to any particular industry (other than retail loans) to 15.0% of its total exposure.

Pursuant to the guidelines of the Reserve Bank of India, credit exposure of banks to an individual borrower generally must not exceed 15.0% of our capital funds, unless the exposure is in respect of an infrastructure project. Capital funds comprise Tier 1 and Tier 2 capital calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of our capital funds by an additional 5.0% (i.e. the aggregate exposure can be 20.0%) provided the additional credit exposure is on account of infrastructure financing. Our exposure to a group of companies under the same management control generally must not exceed 40.0% of our capital funds unless the exposure is in respect of an infrastructure project. The exposure to a group of companies under the same management control, including exposure to infrastructure projects, may be up to 50.0% of our capital funds. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., the aggregate exposure can be 20.0% of capital funds for an individual borrower and the aggregate exposure can be 45.0% of capital funds for a group of companies under the same management), making appropriate disclosures in their annual reports. Exposure for funded and non-funded credit facilities is calculated as the total committed amount or the outstanding amount whichever is higher (for term loans, as the sum of undisbursed commitments and the outstanding amount). Investment exposure is considered at book value. At year-end fiscal 2014, we were in compliance with these guidelines.

At year-end fiscal 2014, our largest non-bank borrower accounted for approximately 12.1% of our capital funds. The largest group of companies under the same management control accounted for approximately 29.1% of our capital funds.

The following table sets forth, at the dates indicated, the composition of our gross advances (net of write-offs).

	At March 31,
	2010			2011			2012			2013			2014
	Amount		As a%	Amount		As a %	Amount		As a%	Amount		As a %	Amount		Amount		As a %
	(in millions, except percentages)
Retail finance(1), (2)	Rs.	1,048,931	45.2%	Rs.	1,004,970	38.0%	Rs.	1,183,925	39.4%	Rs.	1,290,184	38.1%	Rs.	1,621,267	US$	27,021	40.9%
Road, port, telecom, urban development & other infrastructure		112,116	4.8		151,499	5.7		196,855	6.5		227,966	6.7		271,869		4,531	6.9
Services —non finance		221,955	9.6		232,627	8.8		233,325	7.8		243,298	7.2		266,016		4,434	6.7
Power		82,158	3.5		109,745	4.2		153,841	5.1		200,452	5.9		237,912		3,965	6.0
Iron/steel and iron/steel products		89,627	3.9		109,092	4.1		132,311	4.4		173,350	5.1		200,754		3,346	5.1
Crude petroleum/refining & petrochemicals		150,164	6.5		157,500	6.0		77,804	2.6		95,729	2.8		127,887		2,131	3.2
Services —finance		64,243	2.8		160,163	6.1		152,184	5.1		155,201	4.6		127,735		2,129	3.2
Electronics & engineering		45,054	1.9		60,635	2.3		65,576	2.2		73,835	2.2		96,717		1,612	2.4
Metal & products (excluding iron & steel)		35,970	1.5		46,171	1.7		68,587	2.3		63,650	1.9		93,121		1,552	2.3
Construction		23,152	1.0		51,423	1.9		60,408	2.0		73,443	2.2		89,316		1,489	2.3
Wholesale/retail trade		48,770	2.1		53,367	2.0		54,985	1.8		70,752	2.1		83,757		1,396	2.1
Food & beverages		79,348	3.4		83,376	3.2		86,473	2.9		92,257	2.7		82,020		1,367	2.1
Cement		22,391	1.0		24,921	0.9		48,149	1.6		72,156	2.1		79,019		1,317	2.0
Mining		10,050	0.4		56,253	2.1		86,802	2.9		83,086	2.5		65,455		1,091	1.7
Shipping		18,755	0.8		23,035	0.9		42,894	1.4		45,257	1.3		59,459		991	1.5
Automobiles		21,489	0.9		26,068	1.0		44,233	1.4		60,985	1.8		50,180		836	1.2
Gems & jewellery		26,099	1.1		25,736	1.0		32,749	1.1		38,001	1.1		44,845		747	1.1
Others(3)		221,165	9.6		267,053	10.1		287,084	9.5		326,040	9.7		367,604		6,127	9.3
Gross loans		2,321,437	100.0		2,643,634	100.0		3,008,185	100.0		3,385,642	100.0		3,964,933		66,082	100.0%
Allowance for loan losses		(63,656)			(83,441)			(86,931)			(85,901)			(91,515)		(1,525)
Net loans	Rs.	2,257,781		Rs.	2,560,193		Rs.	2,921,254		Rs.	3,299,741		Rs.	3,873,418	US$	64,557

(1)	Includes home loans, automobile loans, commercial business loans, dealer financing and small ticket loans to small businesses, personal loans, credit cards, rural loans and loans against securities.

(2)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 82.4 billion at March 31, 2014.

(3)	Primarily include developer financing portfolio, manufacturing products (excluding metal), chemicals and fertilizers, drugs and pharmaceuticals, textile and FMCG.

Our gross loan portfolio increased by 17.1% from Rs. 3,385.6 billion at year-end fiscal 2013 to Rs. 3,964.9 billion at year-end fiscal 2014. Retail finance was 40.9% of gross loans at year-end fiscal 2014 compared to 38.1% at year-end fiscal 2013 and 39.4% at year-end fiscal 2012. Our gross loans to the road, port, telecom, urban development & other infrastructure sector as a percentage of gross loans were 6.9% at year-end fiscal 2014 compared to 6.7% at year-end fiscal 2013. Our gross loans to the services – non-finance sector as a percentage of gross loans were 6.7% at year-end fiscal 2014 compared to 7.2% at year-end fiscal 2013. Our gross loans to the power sector as a percentage of gross loans were 6.0% at year-end fiscal 2014 compared to 5.9% at year-end fiscal 2013.

At year-end fiscal 2014, our 20 largest borrowers accounted for approximately 12.7% of our gross loan portfolio, with the largest borrower accounting for approximately 1.5% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 5.2% of our gross loan portfolio.

Geographic Diversity

Our portfolios are geographically diversified. The state of Maharashtra accounted for the largest proportion of our domestic gross loans outstanding at year-end fiscal 2014.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit.

Priority Sector Lending

The Reserve Bank of India guidelines on priority sector lending require banks to lend 40.0% of their adjusted net bank credit, to fund certain types of activities carried out by specified borrowers. The definition of adjusted net bank credit includes certain investments and is computed with reference to the outstanding amount at March 31 of the previous year. Further, the Reserve Bank of India allowed loans extended in India against incremental foreign currency non-resident (bank)/non-resident externaldeposits from July 26, 2013 and outstanding at March 7, 2014 to be excluded from adjusted net bank credit. In May 2014, the Reserve Bank of India issued guidelines allowing banks to include the outstanding investments in Rural Infrastructure Development Fund and other specified funds at March 31 of the fiscal year to be classified as “indirect agriculture” and count towards overall priority sector target achievement. Investments at March 31 of the preceding year would be included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements.

The priority sectors include the agricultural sector, food and agri-based industries, small enterprises/businesses and housing finance up to certain limits. Out of the 40.0%, banks are required to lend a minimum of 18.0% of their adjusted net bank credit to the agriculture sector and the balance to certain specified sectors. Banks are also required to lend 10.0% of their adjusted net bank credit, to certain borrowers under the “weaker section” category.

ICICI Bank is required to comply with the priority sector lending requirements prescribed by the Reserve Bank of India from time to time. The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited in funds with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India and the National Housing Bank and other financial institutions as decided by the Reserve Bank from time to time based on the allocations made by the Reserve Bank of India. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At year-end fiscal 2014, our total investment in such bonds was Rs. 248.2 billion.

At year-end fiscal 2014, ICICI Bank’s priority sector lending was Rs. 1,010.3 billion, constituting about 108.5% of target. At that date, the qualifying total agriculture loans were Rs. 250.6 billion, constituting about 59.8% of the target. The advances to “direct agriculture” were Rs. 145.9 billion constituting about 46.4% of the target. ICICI Bank’s loans to weaker sections were Rs. 62.8 billion, constituting about 27.0% of the target. See also “Supervision and Regulation—Directed Lending—Priority Sector Lending”.

The following table sets forth ICICI Bank’s priority sector loans, classified by the type of borrower, at the last day of fiscal 2014.

	At March 31, 2014
	Amount				% of total priority sector lending	% of adjusted net bank credit
	(in billion, except percentages)
Agricultural sector(1)	Rs.	250.6	US$	4	24.8%	10.8%
Small enterprises(2)		382.4		7	37.9	16.4
Others including eligible residential mortgage loans		377.3		6	37.3	16.2
Total	Rs.	1,010.3	US$	17	100.0%	43.4%

(1)	Includes direct agriculture lending of Rs. 145.9 billion constituting 6.3% of our adjusted net bank credit against the requirement of 13.5%.

(2)
Small enterprises include enterprises engaged in manufacturing/processing and whose investment in plant and machinery does not exceed Rs. 50 million and enterprises engaged in providing/rendering of services and whose investment in equipment does not exceed Rs. 20 million.

Export Credit

As part of directed lending, the Reserve Bank of India also requires banks to make loans to exporters at concessional rates of interest. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At least 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing to banks for an eligible portion of total outstanding export loans in rupees in line with the current Reserve Bank of India guidelines in India as amended from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 31, 2014, ICICI Bank’s export credit was Rs. 63.0 billion, which amounted to 2.8% of the Bank’s adjusted net bank credit.

Loan Pricing

As required by the Reserve Bank of India guidelines effective July 1, 2010, ICICI Bank prices its loans with reference to a base rate, called the ICICI Bank Base Rate. The Asset Liability Management Committee sets the ICICI Bank Base Rate based on ICICI Bank’s current cost of funds, likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for floating rate fresh approvals and renewal of rupee facilities are linked to the ICICI Bank Base Rate and comprise the ICICI Bank Base Rate, transaction-specific credit and other charges. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its base rate, except for certain categories of loans as may be specified by the Reserve Bank of India from time to time. ICICI Bank has set its base rate at 10.00% per annum payable monthly, effective August 23, 2013. As prescribed in the guidelines of the Reserve Bank of India, existing borrowers at July 1, 2010 have an option to migrate to the base rate mechanism. All loans approved before July 1, 2010, and where the borrowers choose not to migrate to the base rate mechanism, would continue to be based on the earlier benchmark rate regimes.

Classification of Loans

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India’s guidelines except in the case of ICICI Home Finance Company and our overseas banking subsidiaries. Loans held at the overseas branches of the Bank that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant Reserve Bank of India guidelines, are identified as non-performing to the extent of amount of outstanding in the host country. ICICI Home Finance Company classifies its loans and other credit facilities as per the guidelines of its regulator, the National Housing Bank. Loans made by any of our overseas banking subsidiaries are classified as impaired only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Under the Reserve Bank of India guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and, in respect of bills, if the account remains overdue for more than 90 days. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. See below “—Restructured Loans”.

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

See also “Supervision and Regulation—Reserve Bank of India Regulations—Loan Loss Provisions and Non-Performing Assets—Asset Classification”.

Restructured Loans

The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan (other than that classified as a commercial real estate exposure, a capital market exposure or a personal loan) can be restructured with asset classification benefits by the rescheduling of principal repayments and/or the interest element, but must be separately disclosed as a restructured loan in the year of restructuring. We continue to classify these loans as restructured until they complete at least one year of satisfactory payment in accordance with the restructured terms and revert to the normal level of standard asset provisions/risk weights for capital adequacy purposes. The diminution in the fair value of the loan, if any, measured in present value terms, is either written off or provision is made to the extent of the diminution involved. For restructured loans, provisions are made in accordance with the guidelines issued by the Reserve Bank of India, which require that the difference between the fair value of the loan before and after restructuring be provided for at the time of the restructuring. There are certain conditions stipulated by the Reserve Bank of India for continuing to classify a restructured standard loan as a standard asset. Similar guidelines apply to sub-standard and doubtful loans.

As per the Reserve Bank of India guidelines issued in May 2013, general provisions on standard accounts restructured from June 1, 2013 have been increased to 5.0%. The general provision required on standard accounts restructured before June 1, 2013 has been increased to 3.5% from March 31, 2014, and would be further increased to 4.25% from March 31, 2015 and 5.0% from March 31, 2016. Further, loans that are restructured (other than due to delay up to a specified period in the infrastructure sector and non-infrastructure sector) from April 1, 2015 onwards would be classified as non-performing. Banks are required to disclose the aggregate fund based credit facilities of borrowers whose loans were restructured. The guidelines also prescribe measures with respect to the terms of restructuring that may be approved for borrowers.

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

Standard assets:
The allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. The provisioning requirement is a uniform rate of 0.4% for all standard assets except –

•      direct advances to agricultural and the Small and Micro Enterprise sectors, which attract a provisioning requirement of 0.25%,
•      advances to commercial real estate residential and non-residential sectors which attract a provisioning requirement of 0.75% and 1.0% respectively,
•      housing loans, where such loans are made at comparatively lower interest rates for the first years of the loan after which the rates are reset at higher rates, which attract a provisioning requirement of 2.0%.

In May 2011, the Reserve Bank of India increased the standard asset provisioning on restructured loans to 2.0% in the first two years from the date of restructuring. Loans restructured with a moratorium on payment of interest/principal attracted a standard asset provision of 2.0% for the period covering the moratorium and two years thereafter. Restructured accounts classified as non-performing advances when upgraded to the standard category carry a provision of 2.0% in the first year from the date of up-gradation. In November 2012, the Reserve Bank of India increased the standard asset provision on restructured loans from 2.00% to 2.75%.

Standard asset provisions on accounts restructured from June 1, 2013 have been increased to 5.0%. The standard asset provision required on accounts restructured before June 1, 2013 has been increased to 3.5% from March 31, 2014, and would be further increased to 4.25% from March 31, 2015 and 5.0% from March 31, 2016.

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

Restructured loans:
The provision on restructured loans is required to be equal to the difference between the fair value of the loan before and after restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged under the loan’s restructured terms and the principal. Both sets of cash flows are discounted at the Bank’s Base Rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring.

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

For restructured loans, provisions are made in accordance with the restructuring guidelines issued by the Reserve Bank of India. The Bank’s provisioning coverage ratio at year-end fiscal 2014 computed as per the Reserve Bank of India guidelines mentioned above was 68.6%.

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

The Indian retail credit market (comprising consumer loans, credit card receivables and unsecured personal loans) expanded rapidly from fiscal 2002 to fiscal 2007 driven by growth in household incomes, decline in interest rates and increased availability of retail credit. Since fiscal 2007, the retail credit market slowed down significantly following increases in systemic interest rates and home prices, which reduced affordability for borrowers. During fiscal 2008 and fiscal 2009, we experienced an increase in non-performing loans in our consumer loans and credit card receivables portfolio. The primary reasons for this increase were the seasoning of the overall portfolio and the increase in defaults on the unsecured personal loans and credit card receivables due to challenges in collections and deterioration in the macroeconomic environment. While additions to gross non-performing assets in our retail portfolio remained at a high level in fiscal 2010, we experienced a sharp decline in net additions to gross retail non-performing loans from fiscal 2011, due to the measures initiated by the Bank to curb delinquencies and improve collection practices from the second half of fiscal 2009. These measures included strengthening loan eligibility requirements for retail loans, reducing emphasis on unsecured lending and realigning credit limits for certain credit card holders. The measures also covered improved collection practices by integrating collections across products and using technology more efficiently. In addition, there was increased usage of its customer-facing call center operations, interactions through local dialects and regional languages and use of early reminders of the amounts due by the borrowers. Further,disputed claims of certain delinquent borrowers were resolved through alternative dispute resolution techniques such as mediation and through centralization of certain legal processes.

Since fiscal 2012, the Indian economy has experienced a sharp moderation in growth. Interest rates in the economy rose following tightening of monetary policy in response to high inflation. The corporate sector experienced a decline in sales and profit growth, and also experienced elongation of working capital cycles and a high level of receivables. The Indian rupee depreciated significantly vis-a-vis the U.S. dollar during this period. Further, corporate investment activity was impacted by concerns over administrative clearances and issues around access to land and natural resources. For example, there have been concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies found it difficult to access equity capital markets and several companies and sectors have relatively high leverage. These trends and concerns persisted during fiscal 2014. Against initial expectations of a moderate recovery in fiscal 2014, growth in gross domestic product remained at 4.7% compared to 4.5% in fiscal 2013, with industrial growth further moderating to 0.4% in fiscal 2014 compared to 1.0% in fiscal 2013. In addition, given higher than expected inflation levels in the second half of fiscal 2014, the Reserve Bank of India increased the repo rate by 50 basis points during the year, as against initial expectations of a reduction in interest rates in fiscal 2014. Further, financial markets remained volatile, particularly in the first half of fiscal 2014, driven by a sharp depreciation in the exchange rate and consequent measures taken by the Reserve Bank of India to address the same. See also “Operating and Financial Review and Prospects— Executive Summary-Business environment —Trends in fiscal 2014”. Due to these and other factors, there has been an increase in the non-performing and restructured loans of Indian banks, including us. See also “Risk Factors—Risks Relating to Our Business—If we are not able to control the level of non-performing assets in our portfolio, our business will suffer” and “Business—Strategy”.

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

	At March 31,
	2010		2011		2012		2013		2014
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans & credit card receivables	Rs.	3,704	Rs.	1,847	Rs.	164	Rs.	388	Rs.	297	US$	5
Rupee		3,704		1,623		13		152		185		3
Foreign currency		–		224		151		236		112		2
Commercial(1)		63,534		27,256		52,553		66,919		133,151		2,219
Rupee		42,798		17,934		40,319		47,314		83,258		1,388
Foreign currency		22,736		9,322		12,234		19,605		49,893		831
Total restructured loans		69,238		29,104		52,717		67,307		133,448		2,224
Rupee		46,502		19,558		40,333		47,466		83,443		1,391
Foreign currency		22,736		9,546		12,385		19,841		50,005		833
Gross restructured loans(2)		69,238		29,104		52,717		67,307		133,448		2,224
Provision for loan losses		(2,758)		(940)		(4,642)		(5,294)		(11,235)		(187)
Net restructured loans	Rs.	66,480	Rs.	28,164	Rs.	48,075	Rs.	62,013	Rs.	122,213	US$	2,037

Gross customer assets(2)	Rs.	2,601,135	Rs.	3,108,740	Rs.	3,531,625	Rs.	4,001,517	Rs.	4,615,808	US$	76,930
Net customer assets	Rs.	2,536,941	Rs.	3,024,694	Rs.	3,443,817	Rs.	3,914,869	Rs.	4,523,471	US$	75,391
Gross restructured loans as a percentage of gross customer assets		2.7%		0.9%		1.5%		1.7%		2.9%
Net restructured loans as a percentage of net customer assets		2.6%		0.9%		1.4%		1.6%		2.7%

(1)	Includes working capital finance.

(2)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank, net of write-offs.

(3)
Based on the Reserve bank of India guidelines effective fiscal 2013, restructured loans include all loans to a borrower where any of the loan facilities have been restructured. Accordingly, numbers for earlier years presented have also been re-classified.

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2010			2011			2012			2013			2014
	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		Amount		As a percentage of restructured loans
	(in millions, except percentages)
Services-non finance	Rs.	12,256	17.7%	Rs.	8,954	30.8%	Rs.	10,891	20.7%	Rs.	8,632	12.8%	Rs.	15,930	US$	265	11.9%
Drugs and pharmaceuticals		2,668	3.9		2,373	8.2		7,200	13.7		6,993	10.4		12,574		210	9.4
Road, port, telecom, urban development & other infrastructure		8,696	12.6		3,851	13.2		6,695	12.7		16,282	24.2		24,214		404	18.1
Chemicals & fertilizers		212	0.3		2,664	9.2		5,676	10.8		6,261	9.3		7,196		120	5.4
Services-finance		313	0.5		–	0.0		6,137	11.6		5,595	8.3		4,967		83	3.7
Power		16,993	24.5		554	1.9		2,648	5.0		3,828	5.7		7,879		131	5.9
Manufacturing products (excluding metals)		194	0.3		145	0.5		2,608	5.0		3,004	4.5		76		1	0.1
Wholesale/retail trade		–	–		–	–		2,177	4.1		1,588	2.4		1,716		29	1.3
Textiles		5,162	7.5		887	3.1		1,432	2.7		1,510	2.2		4,435		74	3.3
Food & beverages		2,998	4.3		1,929	6.6		2,069	3.9		720	1.1		1,898		32	1.4
Construction		300	0.4		305	1.0		–	–		5,453	8.1		19,168		319	14.4
Iron/steel & products		2,791	4.0		1,555	5.3		2,268	4.3		1,913	2.8		11,072		184	8.3
Electronics & engineering		1,216	1.8		393	1.4		457	0.9		3,642	5.4		6,364		106	4.8
Shipping		47	0.1		1,612	5.5		500	1.0		881	1.3		9,688		161	7.3
Cement		537	0.8		101	0.4		341	0.6		320	0.5		–		–	–

	At March 31,
	2010			2011			2012			2013					2014
	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		Amount		As a percentage of restructured loans
	(in millions, except percentages)
Automobile (including trucks)		5,271	7.6		37	0.1		19	–		–	–		–		–	–
Paper & paper products		367	0.5		–	–		–	–		–	–		–		–	–
Crude petroleum/ refining & petrochemicals		–	–		18	–		–	–		–	–		–		–	–
Metal & products (excluding iron & steel)		293	0.4		–	–		–	–		–	–		217		4	0.2
Retail finance		3,704	5.4		1,847	6.3		164	0.3		388	0.6		297		5	0.2
Others		5,220	7.5		1,879	6.5		1,435	2.7		297	0.4		5,757		96	4.3
Gross restructured loans	Rs.	69,238	100.0	Rs.	29,104	100.0	Rs.	52,717	100.0	Rs.	67,307	100.0	Rs.	133,448	US$	2,224	100
Aggregate provision for loan losses		(2,758)			(940)			(4,642)			(5,294)			(11,235)		(187)
Net restructured loans	Rs.	66,480		Rs.	28,164		Rs.	48,075		Rs.	62,013		Rs.	122,213	US$	2,037

(1)	Others primarily include real estate~~.~~

Since fiscal 2012, the Indian economy experienced a moderation in growth. Interest rates in the economy rose following tightening of monetary policy in response to high inflation. The corporate sector experienced a decline in sales and profit growth, and also experienced elongation of working capital cycles and a high level of receivables. The Indian rupee depreciated significantly vis-a-vis the U.S. dollar during this period. Further, corporate investment activity was impacted by concerns over administrative clearances and issues around access to land and natural resources. For example, there have been concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies found it difficult to access equity capital markets and several companies and sectors have relatively high leverage. These trends and concerns persisted during fiscal 2014. Against initial expectations of a moderate recovery in fiscal 2014, growth in gross domestic product remained at 4.7% compared to 4.5% in fiscal 2013, with industrial growth further moderating to 0.4% in fiscal 2014 compared to 1.0% in fiscal 2013. In addition, given higher than expected inflation levels in the second half of fiscal 2014, the Reserve Bank of India increased the repo rate by 50 basis points during the year, as against initial expectations of a reduction in interest rates in fiscal 2014. Further, financial markets remained volatile, particularly in the first half of fiscal 2014, driven by a sharp depreciation in the exchange rate and consequent measures taken by the Reserve Bank of India to address the same. See also “Operating and Financial Review and Prospects—Executive Summary-Business environment—Trends in fiscal 2014”. Due to these and other factors, there has been an increase in the non-performing and restructured loans of Indian banks, including us.

We restructured loans amounting to Rs. 69.4 billion restructured in fiscal 2014 as compared to Rs. 24.9 billion in fiscal 2013. The loans restructured in fiscal 2014 were across industry sectors. During fiscal 2014, restructured loans in construction sector increased by Rs. 13.7 billion, iron & steel and products sector increased by Rs. 9.2 billion, shipping sector increased by Rs. 8.8 billion, roads, port, telecom, urban development & other infrastructure sector increased by Rs. 7.9 billion and drugs and pharmaceuticals increased by Rs. 5.6 billion. During fiscal 2014, based on payment performance, we upgraded certain borrower accounts with outstanding loans totalling Rs. 0.9 billion as compared to Rs. 2.6 billion during fiscal 2013. As a result, the gross restructured loans increased by 98.3% from Rs. 67.3 billion at year-end fiscal 2013 to Rs. 133.4 billion at year-end fiscal 2014, while the net restructured loans increased by 97.1% from Rs. 62.0 billion at year-end fiscal 2013 to Rs. 122.2 billion at year-end fiscal 2014.

The net restructured loans were 2.7% of net customer assets at year-end fiscal 2014, compared to 1.6% at year-end fiscal 2013. At year-end fiscal 2014, the outstanding provision for diminution in fair value of restructured loans (including the provision for funded interest) was Rs. 11.2 billion compared to Rs. 5.3 billion at year-end fiscal 2013. See also “Risk Factors—Risks Relating to Our Business—The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business”. See also “Operating and Financial Review and Prospects—Provisions for Restructured Loans and Non-performing Assets”.

Non-Performing Assets

The following table sets forth, at the dates indicated, our gross non-performing rupee and foreign currency customer asset portfolio by business category.

	At March 31,
	2010		2011		2012		2013		2014
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans & credit card receivables(1)	Rs.	69,462	Rs.	71,778	Rs.	67,356	Rs.	49,156	Rs.	32,968	US$	549
Rupee		69,111		71,296		66,915		48,891		32,701		545
Foreign currency		351		482		441		265		267		4
Commercial(2)		35,923		39,641		39,673		57,914		89,929		1,499
Rupee		25,337		29,058		27,616		42,939		61,481		1,025
Foreign currency		10,586		10,583		12,057		14,975		28,448		474
Leasing and related activities		436		156		95		95		97		2
Rupee		436		156		95		95		97		2
Foreign currency		–		–		–		–		–		–
Total non-performing assets		105,821		111,575		107,124		107,165		122,994		2,050
Rupee		94,884		100,510		94,626		91,925		94,279		1,572
Foreign currency		10,937		11,065		12,498		15,240		28,715		478
Gross non-performing assets(3),(4)		105,821		111,575		107,124		107,165		122,994		2,050
Provision for loan losses		(59,083)		(79,501)		(79,875)		(78,016)		(78,366)		(1,306)
Net non-performing assets	Rs.	46,738	Rs.	32,074	Rs.	27,249	Rs.	29,149	Rs.	44,628	US$	744
Gross customer assets(3)	Rs.	2,601,135	Rs.	3,108,740	Rs.	3,531,625	Rs.	4,001,517	Rs.	4,615,808	US$	76,930
Net customer assets	Rs.	2,536,941	Rs.	3,024,694	Rs.	3,443,817	Rs.	3,914,869	Rs.	4,523,471	US$	75,391
Gross non-performing assets as a percentage of gross customer assets		4.1%		3.6%		3.0%		2.7%		2.7%
Net non-performing assets as a percentage of net customer assets		1.8%		1.1%		0.8%		0.7%		1.0%

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(2)	Includes working capital finance.

(3)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank, net of write-offs.

(4)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

The following table sets forth, for the periods indicated, our gross non-performing asset portfolio.(1)

Particulars	2010		2011		2012		2013		2014		2014
	(in millions)
A. Consumer loans & credit card receivables(2),(3)
Non-performing assets at the beginning of the fiscal year	Rs.	72,201	Rs.	69,462	Rs.	71,778	Rs.	67,356	Rs.	49,156	US$	819
Addition: New non-performing assets during the year		55,834		18,535		18,604		9,927		12,759		213
Less:
Upgradations(4)		(4,176)		(5,817)		(4,927)		(3,995)		(3,314)		(55)
Recoveries (excluding recoveries made from upgraded accounts)		(20,371)		(9,785)		(11,461)		(8,793)		(6,049)		(101)
Write-offs		(34,026)		(617)		(6,638)		(15,339)		(19,584)		(326)
Non-performing assets at the end of the fiscal year	Rs.	69,462	Rs.	71,778	Rs.	67,356	Rs.	49,156	Rs.	32,968	US$	549
B. Commercial(5)
Non-performing assets at the beginning of the fiscal year	Rs.	27,188	Rs.	35,923	Rs.	39,641	Rs.	39,673	Rs.	57,914	US$	965

Particulars	2010		2011		2012		2013		2014		2014
	(in millions)
Addition: New non-performing assets during the year		18,717		14,561		17,183		28,992		40,839		680
Less:
Upgradations(4)		(2,480)		(1,765)		(3,485)		(4,083)		(1,055)		(18)
Recoveries (excluding recoveries made from upgraded accounts)		(6,511)		(7,806)		(7,995)		(3,947)		(5,200)		(86)
Write-offs		(991)		(1,272)		(5,671)		(2,721)		(2,569)		(43)
Non-performing assets at the end of the fiscal year	Rs.	35,923	Rs.	39,641	Rs.	39,673	Rs.	57,914	Rs.	89,929	US$	1,499
C. Leasing and related activities
Non-performing assets at the beginning of the fiscal year	Rs.	532	Rs.	436	Rs.	156	Rs.	95	Rs.	95	US$	2
Addition: New non-performing assets during the year		–		–		–		–		2		–
Less:
Upgradations(4)		(96)		–		–		–		–		–
Recoveries (excluding recoveries made from upgraded accounts)		–		(280)		(61)		–		–		–
Write-offs		–		–		–		–		–		–
Non-performing assets at the end of the fiscal year	Rs.	436	Rs.	156	Rs.	95	Rs.	95	Rs.	97	US$	2
D. Total non-performing assets (A+B+C)
Non-performing assets at the beginning of the fiscal year	Rs.	99,921	Rs.	105,821	Rs.	111,575	Rs.	107,124	Rs.	107,165	US$	1,786
Addition: New non-performing assets during the year		74,551		33,096		35,787		38,919		53,600		893
Less:
Upgradations(4)		(6,752)		(7,582)		(8,412)		(8,078)		(4,369)		(73)
Recoveries (excluding recoveries made from upgraded accounts)		(26,882)		(17,871)		(19,517)		(12,740)		(11,249)		(187)
Write-offs		(35,017)		(1,889)		(12,309)		(18,060)		(22,153)		(369)
Non-performing assets at the end of the fiscal year(5)	Rs.	105,821	Rs.	111,575	Rs.	107,124	Rs.	107,165	Rs.	122,994	US$	2,050

(1)	Includes loans identified as impaired in accordance with guidelines issued by regulators of the respective subsidiaries.

(2)
For “Credit card receivables”, the difference between the opening and closing balances of non-performing assets is included in additions to gross non-performing assets on a net basis, except with respect to accounts written-off during the year, which are included in the “Write-offs” row.

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

	At March 31,
	2010			2011			2012			2013			2014
	Amount		As a percentage of non-performing assets	Amount		As a percentage of non- performing assets	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		Amount		As a percentage of non-performing assets
	(in millions, except percentages)
Retail finance(1)	Rs.	81,363	76.9%	Rs.	83,691	75.0%	Rs.	78,790	73.6%	Rs.	59,786	55.8%	Rs.	42,793	US$	713	34.8%
Services—non finance		575	0.5		804	0.7		398	0.4		9,144	8.5		15,598		260	12.7
Road, ports, telecom, urban development & other infrastructure		77	0.1		73	0.1		146	0.1		142	0.1		9,922		165	8.1
Chemicals & fertilizers		2,042	1.9		1,830	1.6		1,515	1.4		1,772	1.7		1,737		29	1.4
Services—finance		2,735	2.6		1,213	1.1		1,265	1.2		1	–		569		9	0.5
Power		2	–		18	–		92	0.1		91	0.1		654		11	0.5
Wholesale/retail trade		2,503	2.4		2,697	2.4		1,152	1.1		4,165	3.9		4,064		68	3.3
Textile		1,347	1.3		1,605	1.4		1,527	1.4		2,646	2.5		5,078		85	4.1
Food and beverages		3,929	3.7		4,240	3.8		4,045	3.8		4,595	4.3		7,097		118	5.8
Construction		297	0.3		703	0.6		893	0.8		2,237	2.1		3,188		53	2.6
Iron/steel and products		1,563	1.5		102	0.1		913	0.9		1,993	1.9		3,795		63	3.1
Electronics and engineering		430	0.4		334	0.3		1,805	1.7		3,025	2.8		3,406		57	2.8
Shipping		13	–		1,173	1.1		448	0.4		376	0.4		674		11	0.5
Cement		–	–		359	0.3		–	–		–	–		300		5	0.2
Crude petroleum/refining and petrochemicals		233	0.2		18	–		2,819	2.6		2,467	2.3		2,637		44	2.1
Metal & products (excluding iron & steel)		736	0.7		1,334	1.2		1,366	1.3		1,336	1.2		1,350		22	1.1
Mining		581	0.5		–	–		611	0.6		804	0.8		900		15	0.7
Gems & jewelry		1,640	1.5		1,960	1.8		2,904	2.7		3,008	2.8		4,081		68	3.3
Other Industries(2)		5,755	5.4		9,421	8.5		6,435	6.0		9,577	8.9		15,151		254	12.3
Gross non-performing assets	Rs.	105,821	100.0%	Rs.	111,575	100.0%	Rs.	107,124	100.0%	Rs.	107,165	100.0%	Rs.	122,994	US$	2,050	100.0%
Aggregate provision for loan losses		(59,083)			(79,501)			(79,875)			(78,016)			(78,366)		(1,306)
Net non-performing assets	Rs.	46,738		Rs.	32,074		Rs.	27,249		Rs.	29,149		Rs.	44,628	US$	744

(1)	Includes home loans, commercial business loans, rural loans, automobile loans, business banking, credit cards, personal loans, loans against securities and dealer financing portfolio.

(2)	Other industries primarily include developer financing portfolio, automobiles, manufacturing products (excluding metal), drugs and pharmaceuticals and FMCG.

(3)
From March 31, 2013, we have changed the classification of the domestic loan portfolio to better reflect the nature of the underlying loans. Accordingly, our loan portfolio for earlier years presented is also reclassified.

We experienced an increase in non-performing assets in our consumer loans portfolio in fiscal 2009 due to the seasoning of the portfolio and a higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and the impact of the adverse macroeconomic environments. While additions to gross non-performing assets in our consumer loans remained high in fiscal 2010, we experienced a sharp decline in additions to gross non-performing consumer loans since fiscal 2011, due to the measures initiated by the Bank to curb delinquencies and improved collection practices. See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets”. Gross additions to non-performing consumer loans, which were Rs. 55.8 billion in fiscal 2010, declined sharply to Rs. 18.5 billion during fiscal 2011 and Rs. 18.6 billion in fiscal 2012. Gross additions to non-performing consumer loans remained at lower level at Rs. 9.9 billion in fiscal 2013 and Rs. 12.8 billion in fiscal 2014. During fiscal 2014, we upgraded non-performing consumer loans amounting to Rs. 3.3 billion and made recoveries against non-performing consumer loans amounting to Rs. 6.0 billion. During fiscal 2014, consumer loans amounting to Rs. 19.6 billion were written-off. As a result, gross non-performing consumer loans decreased from Rs. 49.2 billion at year-end fiscal 2013 to Rs. 33.0 billion at year-end fiscal 2014.

As discussed in “—Classification of Loans—Restructured Loans”, there has been an increase in the non-performing commercial loans of Indian banks, including us. This has reflected in the increase in gross additions to non-performing commercial loans from Rs. 17.2 billion in fiscal 2012 to Rs. 29.0 billion in fiscal 2013 and further to Rs. 40.8 billion in fiscal 2014.

During fiscal 2014, there was an increase in non-performing loans in road, ports, telecom, urban development & other infrastructure sector by Rs. 9.8 billion, services – non-finance sector by Rs. 6.5 billion, food and beverages sector by Rs. 2.5 billion and textiles sector by Rs. 2.4 billion. During fiscal 2014, we upgraded non-performing commercial loans amounting to Rs. 1.1 billion and made recoveries against non-performing commercial loans amounting to Rs. 5.2 billion. During fiscal 2014, commercial loans amounting to Rs. 2.6 billion were written-off. As a result, gross non-performing commercial loans increased from Rs. 57.9 billion at year-end fiscal 2013 to Rs. 89.9 billion at year-end fiscal 2014.

Gross additions to aggregate non-performing assets in fiscal 2014 were higher at Rs. 53.6 billion as compared to Rs. 38.9 billion in fiscal 2013. During fiscal 2014, we upgraded non-performing assets amounting to Rs. 4.4 billion and made recoveries against non-performing assets amounting to Rs. 11.2 billion. During fiscal 2014, loans amounting to Rs. 22.2 billion were written-off as compared to Rs. 18.1 billion in fiscal 2013. As a result, gross non-performing assets increased from Rs. 107.2 billion at year-end fiscal 2013 to Rs. 123.0 billion at year-end fiscal 2014. As a percentage of net customer assets, net non-performing assets were 1.0% at year-end fiscal 2014 compared to 0.7% at year-end fiscal 2013.

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

Our strategy for resolution of non-performing assets includes sales of financial assets to asset reconstruction companies in exchange for receipt of securities in the form of pass-through instruments issued by asset reconstruction companies, wherein payments to holders of the securities are based on the actual realized cash flows from the transferred assets. Under Indian GAAP, these instruments are valued at the net asset values as declared by the asset reconstruction companies in accordance with the Reserve Bank of India guidelines. Under U.S. GAAP, the assets we sell in exchange for security receipts are not accounted for as sales either because transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing”, or transfers were impacted by FASB ASC Subtopic 810-10, “Consolidation – overall”, whereby, because the Bank is the ‘primary beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities. These assets are considered restructured assets under U.S. GAAP. See also “Supervision and Regulation—Reserve Bank of India Regulations—Regulations relating to Sale of Assets to Asset Reconstruction Companies”. We sold our net non-performing assets to asset reconstruction companies amounting to Rs. 0.04 billion in fiscal 2012, Rs. 0.1 billion in fiscal 2013 and Rs. 1.5 billion in fiscal 2014. At year-end fiscal 2014, we had an outstanding net investment of Rs. 8.8 billion in security receipts issued by asset reconstruction companies in relation to sales of our non-performing assets.

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

Provision for Loan Losses

The following table sets forth, at the periods indicated, the provisions for our non-performing asset portfolio.(1)

	At March 31,
	2010		2011		2012		2013		2014		2014
	(in millions)
A. Consumer loans & credit card receivables (2),(3)
Aggregate provision for loan losses at the beginning of the year	Rs.	40,674	Rs.	42,087	Rs.	56,507	Rs.	56,928	Rs.	42,642	US$	711
Add: Provision made during the year		36,028		19,696		13,839		7,630		7,015		117
Less: Provision utilized for write-off		(33,470)		(617)		(6,638)		(15,339)		(19,584)		(326)
Less: Write-back of excess provision		(1,145)		(4,659)		(6,780)		(6,577)		(4,486)		(75)
Aggregate provision for loan losses at the end of the year	Rs.	42,087	Rs.	56,507	Rs.	56,928	Rs.	42,642	Rs.	25,587	US$	427
B. Commercial (4)
Aggregate provision for loan losses at the beginning of the year	Rs.	11,654	Rs.	16,834	Rs.	22,838	Rs.	22,852	Rs.	35,279	US$	588
Add: Provision made during the year		8,617		9,466		8,548		16,658		21,977		366
Less: Provision utilized for write-off		(636)		(759)		(4,930)		(1,996)		(2,454)		(41)
Less: Write-back of excess provision		(2,801)		(2,703)		(3,604)		(2,235)		(2,120)		(35)
Aggregate provision for loan losses at the end of the year	Rs.	16,834	Rs.	22,838	Rs.	22,852	Rs.	35,279	Rs.	52,682	US$	878
C. Leasing and related activities
Aggregate provision for loan losses at the beginning of the year	Rs.	252	Rs.	162	Rs.	156	Rs.	95	Rs.	95	US$	2
Add: Provision made during the year		–		80		–		–		2		–
Less: Provision utilized for write-off		–		–		–		–		–		–
Less: Write-back of excess provision		(90)		(86)		(61)		–		–		–
Aggregate provision for loan losses at the end of the year	Rs.	162	Rs.	156	Rs.	95	Rs.	95	Rs.	97	US$	2
D. Total provision (A+B+C)
Aggregate provision for loan losses at the beginning of the year	Rs.	52,580	Rs.	59,083	Rs.	79,501	Rs.	79,875	Rs.	78,016	US$	1,300
Add: Provision made during the year		44,645		29,242		22,387		24,288		28,994		483
Less: Provision utilized for write-off		(34,106)		(1,376)		(11,568)		(17,335)		(22,038)		(367)
Less: Write-back of excess provision		(4,036)		(7,448)		(10,445)		(8,812)		(6,606)		(110)
Aggregate provision for loan losses at the end of the year	Rs.	59,083	Rs.	79,501	Rs.	79,875	Rs.	78,016	Rs.	78,366	US$	1,306

(1)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

(2)
For “Credit card receivables”, the difference between the opening and closing balances of aggregate provision for loan losses is included in “Add: Provision made during the year” on a net basis, except with respect to accounts written-off during the year, which are included in the “Less: Provision utilized for write-off” row.

(3)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(4)	Includes working capital finance.

Provision for non-performing assets, net of write-back of excess provisions, increased from Rs. 11.9 billion in fiscal 2012 to Rs. 15.5 billion in fiscal 2013 and further to Rs. 22.4 billion in fiscal 2014.

As discussed in “— Classification of Loans—Restructured Loans” and “—Non-Performing Assets”, there has been an increase in additions to non-performing and restructured commercial loans across industry sectors in fiscal 2013 and 2014. This has resulted in higher provisions in fiscal 2013 and fiscal 2014. The provision, net of write-back of excess provisions on commercial loans increased from Rs. 4.9 billion in fiscal 2012 to Rs. 14.4 billion in fiscal 2013 and further to Rs. 19.9 billion in fiscal 2014.

Between fiscal 2008 and fiscal 2010 we experienced an increase in non-performing consumer loans due to the seasoning of the portfolio and a higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and the impact of the adverse macroeconomic environments. We have experienced a sharp decline in additions to gross non-performing consumer loans since fiscal 2011, due to the measures initiated by the Bank to curb delinquencies and improved collection practices. This resulted in a decline in provisions, net of write-back of excess provisions, against non-performing consumer loans from Rs. 7.1 billion in fiscal 2012 to Rs. 1.1 billion in fiscal 2013 and to Rs. 2.5 billion in fiscal 2014. See also “—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets” and “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Restructured Loans”.

Potential problem loans

When management has doubts as to a borrower’s ability to comply with loans’ repayment terms, the Bank considers these loans as potential problem loans. At year-end fiscal 2014, the Bank had Rs. 103.0 billion in potential problem loans, which were not classified as non-performing or restructured assets. We closely monitor these loans and the borrowers of these loans for compliance with the loan repayment terms. We also similarly monitor past-due loans and below-investment grade loans, as discussed in Schedule 18B of the consolidated financial statements.

Subsidiaries, Associates and Joint Ventures

 The following table sets forth certain information relating to our subsidiaries, associates and joint ventures at year-end fiscal 2014.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
				(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private Equity/ venture capital fund management	100.00%	Rs.	1,363	Rs.	2,180	Rs.	2,879
ICICI Securities Primary Dealership Limited	February 1993	Securities investment, trading and underwriting	100.00%		9,036		7,423		105,511
ICICI Prudential Asset Management Company Limited	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%		5,491		2,864		4,559
ICICI Prudential Trust Limited	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%		6		12		15
ICICI Securities Limited	March 1995	Securities broking & merchant banking	100.00%		8,117		2,996		16,204
ICICI International Limited	January 1996	Asset management	100.00%		26		97		100
ICICI Bank Eurasia LLC	May 1998	Banking	100.00%		1,008		3,616		7,061
ICICI Trusteeship Services Limited	April 1999	Trusteeship services	100.00%		1		4		5
ICICI Home Finance Company Limited	May 1999	Housing finance	100.00%		9,357		15,209		72,575
ICICI Investment Management Company Limited	March 2000	Asset management	100.00%		60		154		174
ICICI Securities Holdings Inc.	June 2000	Holding company	100.00%		0.3		603		603
ICICI Securities Inc.	June 2000	Securities broking	100.00%		153		70		147
ICICI Prudential Life Insurance Company Limited	July 2000	Life insurance	73.84%		220,600		43,930		814,925
ICICI Lombard General Insurance Company Limited	October 2000	General insurance	73.22%		85,556		24,949		135,449
ICICI Bank UK PLC	February 2003	Banking	100.00%		10,200		37,689		267,889
ICICI Bank Canada	September 2003	Banking	100.00%		11,739		51,119		295,813
ICICI Prudential Pension Fund Management Company Limited(4)	April 2009	Pension fund management	100.00%		25		258		291

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital, share application money and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4)	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

(5)
During the three months ended September 30, 2013, TCW/ICICI Investment Partners Limited ceased to be a jointly controlled entity and accordingly has not been accounted as per the proportionate consolidation method as per AS 27.

The following table sets forth certain information on other significant entities whose results were included in the consolidated financial statements under Indian GAAP at year-end fiscal 2014.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
				(In millions, except percentages)
Mewar Aanchalik Gramin Bank(4)	January 1983	Banking	35.00%	Rs.	631	Rs.	236	Rs.	6,820
ICICI Kinfra Limited	January 1996	Infrastructure development consultancy	76.00%		0.4		6		18
ICICI Equity Fund	March 2000	Unregistered venture capital fund	100.00%		12		486		556
ICICI Strategic Investments Fund	February 2003	Unregistered venture capital fund	100.00%		19		1,105		1,107
I-Ven Biotech Limited	December 2003	Investment in research and development of biotechnology	100.00%		95		340		340
I-Process Services (India) Private Limited(4)	April 2005	Services related to back end operations	19.00%		1,664		(23)		262
FINO Paytech Limited(4)	June 2006	Support services for financial inclusion	27.11%		3,025		2,552		3,806
NIIT Institute of Finance, Banking and Insurance Training Limited(4)	June 2006	Education and training in banking and finance	18.79%		640		69		177
ICICI Merchant Services Private Limited(4)	July 2009	Merchant servicing	19.00%		1,405		707		3,718
India Infradebt Limited(4)	October 2012	Infrastructure finance	31.00%		288		3,289		3,316

(1)	Total income represents gross income from operations and other income of the entity.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus of the entity.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(4)	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

(5)	During the three months ended December 31, 2013, ICICI Venture Value Fund ceased to be a consolidating entity and accordingly, has not been consolidated.

(6)
During the three months ended March 31, 2014, ICICI Eco-net Internet and Technology Fund, ICICI Emerging Sectors Fund and Rainbow Fund ceased to be a consolidating entities and accordingly have not been consolidated.

At year-end fiscal 2014, all of our subsidiaries and joint ventures were incorporated in India, except the following six companies:

•	ICICI Securities Holdings Inc., incorporated in the United States;

•	ICICI Securities Inc., incorporated in the United States;

•	ICICI Bank UK PLC, incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI Bank Eurasia Limited Liability Company, incorporated in Russia; and

•	ICICI International Limited, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities’ Limited’s financial statements.

Technology

We continue to endeavor to be at the forefront of usage of technology in the financial services sector. We strive to use information technology as a strategic tool for our business operations, to gain a competitive advantage and to improve our overall productivity and efficiency. The Bank seeks to provide high levels of functionality in all its channels such as branches, Internet banking, automated teller machines, mobile banking, tab banking which involves opening bank accounts using tablets, phone banking & Facebook banking where banking facilities are provided through a social network and at the same time continue to improve and strengthen security, infrastructure and networks. Our technology initiatives are aimed at enhancing value, offering customers greater convenience and improved service levels while optimizing costs. Our focus on technology emphasizes:

•	Electronic and online channels to:

•	offer easy access to our products and services;

•	reduce distribution and transaction costs;

•	new customer acquisition;

•	enhance existing customer relationships; and

•	reduce time to market.

•	The application of information systems for:

•	increasing our customer base;

•	effective marketing;

•	monitoring and controlling risks;

•	identifying, assessing and capitalizing on market opportunities; and

•	assisting in offering improved products and services to customers;

We also seek to leverage our domestic technology capabilities in our international operations.

Technology Organization

 We have dedicated technology groups for our products and services for retail, corporate, international and rural customers. Our Technology Management Group coordinates our enterprise-wide technology initiatives. Our Technology Infrastructure Group provides the technology infrastructure platform across all business technology groups to gain synergies in operation. The business technology groups review the individual requirements of the various business groups and the Information Security Group ensures that information related to customers or the enterprise is secure.

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

Electronic and Online Channels

We use a combination of physical and electronic delivery channels to maximize customer choice and convenience, which has helped to differentiate our products in the marketplace. Our branch banking software is flexible and scalable and integrates seamlessly with our electronic delivery channels. At year end fiscal 2014, we had 11,315 automated teller machines across India. Our automated teller machines have additional features such as instant fund transfer, bill payment and insurance premium payment. We also have 101 Touch Banking branches that provide 24-hour simple and convenient electronic banking to customers. At year end fiscal 2014, we offered tab banking facilities across 29 locations in India that has minimized physical documents and improved efficiency in opening of new deposit accounts. We offer a number of online banking services to our customers for both corporate and retail products and services. Our call centers across locations at Thane and Hyderabad are operational around the clock and are equipped with multiple leading edge systems such as interactive voice response systems, automatic call distribution, computer telephony integration and voice recorders. We seek to use the latest technology in these call centers to provide an integrated customer view to the call center agents to get a complete overview of the customer’s relationship with us. The database enables customer segmentation and assists the call agent in identifying and executing cross-selling opportunities. In fiscal 2013, we launched a banking application on Facebook allowing customers to access their account details, view account statements and place service requests.

We offer mobile banking services in India in line with our strategy to offer multi-channel access to our customers. This service has now been extended to all mobile telephone service providers across India and non-resident Indian customers in certain other countries where we have a presence. Our online remittance solution is also available as a mobile application across major platforms and allows customers to track exchange rates and initiate remittance transactions.

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

We have also completed the design for a new disaster recovery data center at Jaipur. Our current disaster recovery data center at Hyderabad can host all critical banking applications in the event of a disaster at the primary site.

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

Commercial Banking Products and Services for Retail Customers

In the retail markets, competition is primarily from foreign and Indian commercial banks and housing finance companies. Foreign banks have product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller branch network than Indian commercial banks. Foreign banks in aggregate had only 301 branches in India at December 31, 2013. Indian public sector banks have wide distribution networks but generally relatively less strong technology and marketing capabilities while private sector banks have a relatively smaller branch network but stronger technology capabilities. With the implementation of technology-based core banking solutions, public sector banks have become more competitive in selling products and services to retail customers. In addition some specialized non-bank finance companies have increased market share in certain segments of retail banking products. We seek to compete in this market through a full product portfolio and effective distribution channels, which include branches, agents, robust credit processes and collection mechanisms, experienced professionals and superior technology.

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

As part of the Reserve Bank of India’s specified objective of strengthening the banking structure, a discussion paper was released in August 2013 which proposes issuing new bank licenses and having a differentiated licensing policy for different types of banks operating in niche business areas. Following this, the Reserve Bank of India has granted in-principle approval to two applicants for setting up new private sector banks. In July 2014, the Reserve Bank of India issued draft guidelines for licensing of payments banks and small banks. The Reserve Bank of India has also indicated that it would issue guidelines with respect to continuous licensing policy for universal banks. It also proposes to have a continuous licensing policy for entry of new banks as compared to the current practice of intermittently issuing licenses. The Reserve Bank of India has also indicated that it plans to give greater access to foreign banks in the Indian market. The Reserve Bank of India released a framework for the presence of foreign banks in November 2013 and has indicated that the subsidiary route would be the preferred mode of presence for foreign banks and has proposed giving near national treatment based on the principles of reciprocity and subsidiary mode of presence.

Commercial Banking Products and Services for Agricultural and Rural Customers

In our commercial banking operations for agricultural and rural customers, we face competition from public sector banks that have large branch networks in rural India. Other private sector banks and non-banking finance companies also provide products and services in rural India. We also face competition from specialized players such as rural finance institutions and non-banking finance companies. We seek to compete in this business based on our product strategy and multiple channels. The Reserve Bank of India has issued draft guidelines in July 2014 for licensing of specialized small banks and payments banks with limitations in operations and lower capital requirements that would cater to the rural and unorganized segments.

Commercial Banking Products and Services for Corporate Customers

In products and services for corporate customers, we face strong competition primarily from public sector banks, foreign banks and other new private sector banks. Our principal competition in these products and services comes from public sector banks, which have built extensive branch networks that have enabled them to raise low-cost deposits and, as a result, price their loans and fee-based services very competitively. Their wide geographical reach facilitates the delivery of banking products to their corporate customers located in most parts of the country. Public sector banks and certain private sector banks also have a traditional competitive advantage with respect to the government banking segment. We seek to compete based on our service and prompt turnaround times that we believe are significantly faster than public sector banks. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution approach and technology-driven delivery capabilities. Traditionally, foreign banks have been active in providing treasury-related products and services, trade finance, fee-based services and other short term financing products to top tier Indian corporations. We compete with foreign banks in cross-border trade finance based on our wider geographical reach relative to foreign banks and our customized trade financing solutions. We have established strong fee-based cash management services and leverage our balance sheet size, wider branch network, technology and our international presence to compete in treasury-related products and services.

Other new private sector banks also compete in the corporate banking market on the basis of efficiency, service delivery and technology. However, we believe that our size, capital base, strong corporate relationships, wider geographical reach and ability to use technology to provide innovative, value-added products and services provide us with a competitive edge.

In project finance, ICICI’s primary competitors were established long-term lending institutions. Indian and foreign commercial banks have also sought to expand their presence in this market. We believe that we have a competitive advantage due to our strong market reputation and expertise in risk evaluation and mitigation. We believe that our in-depth sector specific knowledge and capabilities in understanding risks and policy related issues as well as our advisory, structuring and syndication services have allowed us to gain credibility with project sponsors, overseas lenders and policy makers.

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

Insurance and Asset Management

Our insurance and asset management joint ventures face competition from existing dominant public sector players as well as new private sector players. We believe that the key competitive strength of our insurance joint ventures is the combination of our experience in the Indian financial services industry with the global experience and skills of our joint venture partners. We believe that ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company have built strong product, distribution and risk management capabilities, achieving market leadership positions in their respective businesses. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Prudential Life Insurance Company had a retail market share of about 7.2% in new business written (on a retail weighted received premium basis) during fiscal 2014. ICICI Lombard General Insurance Company had a market share of about 9.4% in gross written premiums during fiscal 2014. See also “—Insurance”. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the second largest mutual fund in India in terms of average funds under management.

Management Company manages the ICICI Prudential Mutual Fund, which was the second largest mutual fund in India in terms of average funds under management.

Employees

At year-end fiscal 2014, we had 94,204 employees, including sales executives, employees on fixed term contracts and interns, compared to 85,217 employees at year-end fiscal 2013 and 81,254 employees at year-end fiscal 2012. Of these, 72,226 employees were employed by ICICI Bank at year-end fiscal 2014, an increase from 62,065 at year-end fiscal 2013. Of our 94,204 employees at year-end fiscal 2014, approximately 39,243 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

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

In addition to basic compensation, employees of ICICI Bank are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time, which was specified at 8.75% for fiscal 2014. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. ICICI Bank has also set up a superannuation fund to which it contributes defined amounts. The employees have been given an option to opt out of the superannuation fund and in such cases the defined amounts are paid as part of monthly salary. In addition, ICICI Bank contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

The following table sets forth, at the dates indicated, the number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities.

	At March 31,
	2012		2013		2014
	Number	% of total	Number	% of total	Number	% of total
ICICI Bank Limited	58,276	71.7	62,065	72.8	72,226	76.7
ICICI Prudential Life Insurance Company Limited	13,608	16.8	12,841	15.1	10,745	11.4
ICICI Lombard General Insurance Company Limited	4,153	5.1	4,532	5.3	5,243	5.6
ICICI Home Finance Company Limited(2)	363	0.4	399	0.5	532	0.6
ICICI Prudential Asset Management Company Limited	698	0.9	648	0.8	773	0.8

	At March 31,
	2012		2013		2014
	Number	% of total	Number	% of total	Number	% of total
ICICI Securities Limited	3,481	4.3	4,100	4.8	4,075	4.3
ICICI Securities Primary Dealership Limited	73	0.1	73	0.1	73	0.1
Others	602	0.7	559	0.7	537	0.5
Total number of employees(1)	81,254	100.0	85,217	100.0	94,204	100.0

(1)	Includes interns, sales executives and employees on fixed-term contract totaling 1,813 at year-end fiscal 2014, 2,071 at year-end fiscal 2013 and 2,241 at year-end fiscal 2012.

(2)	All employees are deputed from ICICI Bank.

Properties

Our registered office is located at Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal network consisting of 3,753 branches and 11,315 ATMs at year-end fiscal 2014 in India. At June 30, 2014, ICICI Bank had a network of 3,763 branches in India. These facilities are located throughout India. In addition to the branches, extension counters and ATMs, ICICI Bank has 39 controlling/administrative offices including the registered office at Vadodara and the corporate headquarters at Mumbai, and 49 regional processing centers and three central processing centers, two located in Mumbai and one in Hyderabad. We have branches in Bahrain, Dubai International Financial Centre, Hong Kong, Qatar financial centre, Singapore, Sri Lanka and the United States and representative offices in the United Arab Emirates, Bangladesh, China, Indonesia, Malaysia and South Africa. ICICI Bank also provides residential facilities to employees. At year-end fiscal 2014, ICICI Bank had 733 apartments for its employees.

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

•	In May 2012, the Reserve Bank of India imposed a penalty of Rs. 0.1 million on the Bank in connection with an operational error regarding the sale of government securities on behalf of a customer.

•	In May 2012, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on ICICI Securities Primary Dealership in connection with an operational error regarding the sale of government securities.

•	In October 2012, the Reserve Bank of India imposed a penalty of Rs. 3.0 million on ICICI Bank for non-compliance with the Know Your Customer directions issued by Reserve Bank of India.

•
In December 2012, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on ICICI Securities Primary Dealership in connection with an operational error regarding the sale of government securities.

•
In June 2013, the Reserve Bank of India imposed a penalty of Rs. 10.0 million on ICICI Bank, along with penalties on other banks in India, pursuant to its investigation following a sting operation by a news website on branches of Indian banks and insurance companies.

•
In September 2013, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 0.5 million on ICICI Lombard General Insurance Company Limited, along with penalties on other general insurers in India, for not meeting the mandatory target in respect of declined risk pool for fiscal 2013.

•
In July 2014, the Reserve Bank of India imposed a penalty on 12 Indian banks including us following its scrutiny of the loan and current accounts of one corporate borrower with these banks. The penalty imposed on us was Rs. 4.0 million.

See also “Risk Factors— “We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity” and “—The regulatory environment for financial institutions is facing unprecedented change in the post financial crisis environment”.

At year-end fiscal 2014, our contingent tax liability was assessed at an aggregate of Rs. 46.9 billion, mainly pertaining to income tax, service tax and sales tax/value added tax demands by the government of India’s tax authorities for past years. We have appealed against each of these tax demands. The tax related inquiries are not included in contingent liabilities as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in our own and other cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at year-end fiscal 2014. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us.

Of the contingent tax liability of Rs. 46.9 billion:

•
Rs. 2.9 billion relates to sales tax/value added tax assessment mainly pertaining to VAT on disposal of repossessed assets, tax on interstate/import leases by various state government authorities in respect of lease transactions entered into by the Bank, and bullion-related matters, where we are relying on favorable opinions from counsel. Of the total demand, Rs.1.3 billion pertains to VAT on disposal of repossessed assets where we are relying on a favorable opinion from counsel confirming that the Bank only facilitates the disposal of repossessed assets for recovery of its loan from the borrower and cannot be regarded as a seller of repossessed assets.

•
Rs. 3.1 billion is in respect of service tax matters. Of the total demand, Rs. 1.5 billion pertains to our life insurance subsidiary for levy of service tax surrender/foreclosure charges under unit linked insurance plans/life insurance plans, Rs. 0.7 billion pertains to venture capital funds in respect of retention of contribution received by the fund being treated as fees received in lieu of management services rendered by them and Rs. 0.6 billion pertains to the Bank mainly relating to interest charged on liquidity facilities provided to trusts holding securitized loan portfolios and income received from merchants on credit card acquiring transactions prior to May 2006. The Bank believes that the tax authorities are not likely to be able to substantiate the above tax demands.

•
Rs. 40.9 billion relates to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to income tax, and interest tax, where we are relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are:

•
Rs. 14.1 billion relates to whether interest expenses can be attributed to earning tax-exempt income. We believe that no interest can be allocated thereto as there are no borrowings earmarked for investment in shares/tax free bonds and our interest free funds are sufficient to cover investments in the underlying tax free securities. The Bank has relied on favorable opinion from counsel and favorable appellate decisions in similar cases.

•
Rs. 11.2 billion relates to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Bank has relied on favorable opinion from counsel and favorable appellate decisions in similar cases, which had allowed the deduction of mark-to-market losses from business income.

•
Rs. 6.2 billion relates to the disallowance of depreciation claims on leased assets by the tax authorities, by treating the lease transactions as loan transactions. The Bank has relied on a favorable opinion from counsel and favorable appellate decisions in the Bank’s own case and other similar cases.

•
Rs. 2.7 billion relates to taxability of amounts withdrawn from the special reserve. ICICI had maintained two special reserve accounts, which includes special reserve created up to assessment year 1997-98. Withdrawals from the account were assessed as taxable by the tax authorities for the assessment years 1998-99 to 2000-01. We have received favorable orders in respect of the assessment year 1998-1999 and 1999-2000 but the income tax department has appealed against the favorable orders.

Based on judicial precedents in our own and other cases, and upon consultation with tax counsel, management believes that it is more likely than not that our tax position will be sustained. Accordingly, no provision has been made in the accounts.

The above contingent liability does not include Rs. 39.8 billion, considered as remote. Of the total disputed tax demands classified as remote, Rs. 34.9 billion pertains to the deduction of bad debts and levy of penalties which are pending before appellate authorities, and are covered by Supreme Court of India decisions in other cases, and therefore are not required to be disclosed as contingent liability. The balance of Rs. 4.9 billion pertains to disputed tax liability of our life insurance subsidiary primarily due to non-allowance of set-off of brought forward business loss by the assessing officer against the shareholders income, which has been considered as income from other sources by the tax authorities. The same is considered as remote on the basis of favorable income tax appellate decisions in our life insurance subsidiary’s own case.

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

ICICI Bank held a total provision of Rs. 312 million at year-end fiscal 2014 for 540 cases with claims totaling approximately Rs. 1,747 million, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At year-end fiscal 2014, such claims amounted to a total of Rs. 12,698 million relating to 92 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases. However, in one matter where the claim was Rs. 12,410 million, the Bank had estimated possible liability of Rs. 140 million and Rs. 12,270 million was considered as remote. Hence, Rs. 140 million was considered as the contingent liability for this matter. Accordingly, at year-end fiscal 2014, total contingent liability of the Bank was Rs. 428 million.

For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in lawsuits against ICICI Bank. There were 227 such cases at year-end fiscal 2014.

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

At year-end fiscal 2014, there were 63 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more, with an aggregate amount of approximately Rs. 79.4 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are litigations where the amounts claimed are Rs. 1.0 billion or higher:

•
The promoters and promoter group entities of Kingfisher Airlines Limited have filed a suit in the Bombay High Court against 19 lenders who had provided credit facilities to Kingfisher Airlines Limited seeking to declare void the corporate guarantee given by one of the entities to the lenders and restrain the lenders from acting in furtherance of the corporate guarantee as well as a personal guarantee of the promoter and invocation of pledge of shares held by the lenders, and claiming damages of Rs. 32.00 billion from the lenders towards sums invested by the promoter group in Kingfisher Airlines Limited. The Bombay High Court has not granted any interim relief restraining lenders from acting in furtherance of the invocation of pledge. ICICI Bank had assigned its exposure to Kingfisher Airlines Limited to a third party in June 2012 and thereby ceased to be a lender to the company. The cause of action for the suit arose subsequent to that date, and the securities mentioned in the suit were not securities held by ICICI Bank even when it was a lender to the company. Consequently ICICI Bank believes the suit against it is not maintainable and has filed its written statement on October 8, 2013. The matter is now directed to be listed on August 20, 2014.

•
On October 19, 2011 the revenue intelligence wing of the Government of Rajasthan sought information on the immoveable properties transferred from Bank of Rajasthan to ICICI Bank pursuant to the merger of the Bank of Rajasthan with ICICI Bank. We provided the required information to the revenue intelligence wing. On November 9, 2011, ICICI Bank received a notice demanding payment of stamp duty and registration fees of Rs. 12.4 billion with regard to the merger without providing any details of how the demand had been computed. ICICI Bank duly responded to the notice by denying the liability on the basis that the merger was approved by Reserve Bank of India by an order under the Banking Regulation Act, 1949 and there was no provision in the Rajasthan Stamp Act for payment of stamp duty on such order or any requirement for registration thereof. The Additional Collector (Stamps), Jaipur, issued a prosecution notice to ICICI Bank on March 14, 2012 for nonpayment of stamp duty and non-registration of documents in relation to the immovable properties belonging to Bank of Rajasthan that had been transferred to ICICI Bank as a result of the merger. ICICI Bank sought an opinion from a legal counsel which confirmed that the order under the Banking Regulation Act, 1949 is not required to be stamped. ICICI Bank has filed a writ petition in the High Court of Jaipur challenging the demand notice and the notice for prosecution. The Additional Collector (Stamp) is scheduled to hear the matter on July 21, 2014. The High Court has not granted any stay based on our writ petition and the matter was listed on July 17, 2014 and adjourned for two weeks.

•
In 1999, we filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for the recovery of amounts totaling Rs. 169 million due from Esslon Synthetics Limited. In May 2001, the guarantor filed a counterclaim for an amount of Rs. 1.00 billion against us and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited filed an application to amend the counterclaim in January 2004. We have filed our reply to the application for amendment. The guarantor has also filed an interim application on the grounds that certain documents have not been exhibited, to which we have filed our reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. In the meantime, the Industrial Development Bank of India has challenged the order of the Debt Recovery Tribunal, Delhi, whereby the Debt Recovery Tribunal allowed LML Limited to be included in the list of parties. The Debt Recovery Appellate Tribunal, Delhi has passed an interim stay order against the Debt Recovery Tribunal proceedings. In the liquidation proceeding before the High Court at Allahabad, the official liquidator attached to the Allahabad High Court sold the assets of Esslon Synthetics for Rs. 61 million in November 2002. We have filed our claim with the official liquidator attached to the Allahabad High Court for our dues. The official liquidator has informed us that the claim of the Bank has been allowed and that the amount payable to the Bank is Rs. 12 million. We have filed an affidavit before the official liquidator for disbursement of the amount and the official liquidator has released Rs. 9 million to the Bank and the balance amount will be disbursed after finalization of amounts due to the employees of Esslon Synthetics by the Company court. Further, the guarantor has filed an insolvency proceeding before the insolvency court which is currently being opposed by the lenders including ICICI Bank. The next date of hearing in the Debt Recovery Tribunal and the Insolvency court is listed in the first week of August 2014.

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

iii)
a fee for the distribution of the deposited securities pursuant to the deposit agreement, such fee being an amount equal to the fee for the execution and delivery of ADSs referred to in item (i) above which would have been charged as a result of the deposit of such securities, but which securities were instead distributed by the depositary, Deutsche Bank Trust Company Americas, to ADR holders.

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

Fees and Other Payments Made by the Depositary

In fiscal 2012, the Bank entered into an agreement with the Depositary, Deutsche Bank Trust Company Americas, under which the Depositary shall reimburse the Bank for annual expenses incurred by the Bank towards investor relations or other expenses directly related to the ongoing maintenance of the American Depository Receipt program. There are limits on the amount of expenses for which the depository will reimburse the Bank, but the amount of reimbursement available to the Bank is not necessarily tied to the amount of fees the depository collects from investors. Under certain circumstances, including the removal of Deutsche Bank Trust Company Americas as Depositary or termination of the American Depository Receipt program, we are required to repay to Deutsche Bank Trust Company Americas amounts reimbursed in prior periods. During fiscal 2014, the Bank claimed and received a reimbursement of US$325,000 from the Depositary towards expenses already incurred relating to the American Depositary Receipt Program. Further, during fiscal 2014, the Bank received a reimbursement of US$ 4,010.86 from the Depositary toward expenses incurred relating to the American Depositary Receipt Program in earlier years.

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

Certain re-classifications have been made in the financial statements for prior years to conform to classifications used in the current year. These changes have no impact on previously reported results of operations or stockholders’ equity. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP, including the Accounting Standards issued by the Institute of Chartered Accountants of India and guidelines issued by the Reserve Bank of India and the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to ICICI Bank and specific subsidiaries and joint ventures.

The consolidated financial statements for fiscal 2010 were audited by B S R & Co., Chartered Accountants, and for fiscal 2011 through 2014 by S.R. Batliboi & Co. LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2010 through 2014 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our Indian GAAP consolidated financial statements, reconciliation of net income and stockholders’ equity to U.S. GAAP and notes to these financial statements, audited by KPMG, are set forth at the end of this annual report.

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

Operating Results Data

The following table sets forth, for the periods indicated, our operating results data.

	Year ended March 31,
	2010		2011		2012		2013		2014		2014(1)
	(in millions, except per common share data)
Selected income statement data:
Interest income(2)	Rs.	301,537	Rs.	300,814	Rs.	379,948	Rs.	448,846	Rs.	494,792	US$	8,247
Interest expense		(207,292)		(193,426)		(250,132)		(282,854)		(297,106)		(4,952)
Net interest income		94,245		107,388		129,816		165,992		197,686		3,295
Non-interest income		294,461		315,133		286,634		293,198		300,846		5,014
Net total income		388,706		422,521		416,450		459,190		498,532		8,309
Non-interest expenses
Depreciation on leased assets		(1,417)		(789)		(423)		(328)		(317)		(5)
Expenses pertaining to insurance business		(179,160)		(209,029)		(179,254)		(173,517)		(162,367)		(2,706)
Other operating expenses(3)		(96,756)		(103,206)		(115,844)		(128,225)		(143,979)		(2,400)
Total non-interest expenses		(277,333)		(313,024)		(295,521)		(302,070)		(306,663)		(5,111)
Operating profit before provisions		111,373		109,497		120,929		157,120		191,869		3,198
Provisions and contingencies		(45,587)		(25,600)		(14,063)		(20,952)		(29,003)		(484)
Profit before tax		65,786		83,897		106,866		136,168		162,866		2,714
Provision for tax		(17,352)		(20,715)		(27,490)		(34,869)		(46,095)		(768)
Profit after tax		48,434		63,182		79,376		101,299		116,771		1,946
Minority interest		(1,731)		(2,249)		(2,947)		(5,263)		(6,357)		(106)
Net profit	Rs.	46,703	Rs.	60,933	Rs.	76,429	Rs.	96,036	Rs.	110,414	US$	1,840

	Year ended March 31,
	2010		2011		2012		2013		2014		2014(1)
	(in millions, except per common share data)
Per common share:
Earnings-basic(4)	Rs.	41.93	Rs.	53.54	Rs.	66.33	Rs.	83.29	Rs.	95.65	US$	1.59
Earnings-diluted(5)		41.72		53.25		66.06		82.84		95.14		1.59
Dividend(6)		12.00		14.00		16.50		20.00		23.00		0.38
Book value(7)		436.48		452.89		506.02		571.60		652.53		10.88
Equity shares outstanding at the end of the period (in millions of equity shares)		1,115		1,152		1,153		1,154		1,155		1,155
Weighted average equity shares outstanding - basic (in millions of equity shares)		1,114		1,138		1,152		1,153		1,154		1,154
Weighted average equity shares outstanding – diluted (in millions of equity shares)		1,118		1,143		1,156		1,157		1,159		1,159

(1)
Rupee amounts for fiscal 2014 have been translated into U.S. dollars using the exchange rate of Rs. 60.00 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2014.

(2)
Interest income includes interest on rupee and foreign currency loans and advances (including bills) and hire purchase receivables and gains/(losses) on sell-down of loans of ICICI Bank. Interest income also includes interest on income tax refunds of Rs. 1.2 billion, Rs. 1.7 billion, Rs. 846 million, Rs. 2.7 billion and Rs. 2.0 billion for fiscal 2010, 2011, 2012, 2013 and 2014 respectively.

(3)	Includes employee expenses, depreciation on fixed assets and other general office expenses.

(4)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share before dilutive impact.

(5)
Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 9,238,020, 13,503,150, 12,870,600, 12,489,440 and 14,675,220 equity shares granted to employees at a weighted average exercise price of Rs. 926.3, Rs. 944.7, Rs. 1,003.4, Rs. 967.7 and Rs. 1,036.0 were outstanding at year-end fiscal 2010, 2011, 2012, 2013 and 2014 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(6)
In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 12.00 per equity share for fiscal 2010, which was paid in fiscal 2011. We declared a dividend of Rs. 14.00 per equity share for fiscal 2011, which was paid in fiscal 2012. We declared a dividend of Rs. 16.50 per equity share for fiscal 2012, which was paid in fiscal 2013. We declared a dividend of Rs. 20.00 per equity share for fiscal 2013, which was paid in fiscal 2014. We declared a dividend of Rs. 23.00 per equity share for fiscal 2014, which has been paid in fiscal 2015. The dividend per equity share is based on the total amount of dividends declared for the year, exclusive of dividend distribution tax.

(7)	Represents equity share capital, employees’ stock options outstanding and reserves and surplus reduced by deferred tax asset, goodwill and debit balance in the profit and loss account.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period. Until fiscal 2011, the average balances are the sum of the daily average balances outstanding for ICICI Bank, except for the averages of overseas branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year for subsidiaries and other consolidated entities. Since fiscal 2012, the average balances are the sum of the daily average balances outstanding except for the averages of overseas branches of ICICI Bank which are calculated on fortnightly basis.

	Year ended March 31,
	2010	2011	2012	2013	2014
Selected income statement data:
Interest income	5.92%	5.69%	6.52%	7.01%	7.03%
Interest expense	(4.07)	(3.66)	(4.29)	(4.42)	(4.22)
Net interest income	1.85	2.03	2.23	2.59	2.81
Non-interest income	5.78	5.97	4.91	4.59	4.28
Total income	7.63	8.00	7.14	7.18	7.09

	Year ended March 31,
	2010	2011	2012	2013	2014
Depreciation on leased assets	(0.03)	(0.01)	(0.01)	(0.01)	(0.00)
Expenses pertaining to insurance business	(3.52)	(3.96)	(3.07)	(2.71)	(2.31)
Other operating expenses	(1.89)	(1.96)	(1.99)	(2.00)	(2.05)
Non-interest expenses	(5.44)	(5.93)	(5.07)	(4.72)	(4.36)
Operating profit before provisions	2.19	2.07	2.07	2.46	2.73
Provisions and contingencies	(0.90)	(0.48)	(0.24)	(0.33)	(0.41)
Profit before tax	1.29	1.59	1.83	2.13	2.32
Provision for tax	(0.34)	(0.39)	(0.47)	(0.55)	(0.66)
Profit after tax	0.95	1.20	1.36	1.58	1.66
Minority interest	(0.03)	(0.05)	(0.05)	(0.08)	(0.09)
Net profit	0.92%	1.15%	1.31%	1.50%	1.57%

The following table sets forth, for the periods indicated, our selected financial data.

	At or for the year ended March 31,
	2010		2011		2012		2013		2014		2014(1)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs.	5,014,153	Rs.	5,471,907	Rs.	6,192,869	Rs.	6,748,217	Rs.	7,475,257	US$	124,588
Investments		1,863,198		2,096,528		2,398,641		2,556,667		2,676,094		44,602
Advances, net		2,257,781		2,560,193		2,921,254		3,299,741		3,873,418		64,557
Non-performing customer assets (gross)		105,821		111,575		107,124		107,165		122,994		2,050
Total liabilities		4,501,188		4,918,882		5,580,104		6,060,593		6,710,959		111,849
Deposits		2,415,723		2,591,060		2,819,505		3,147,705		3,595,127		59,919
Borrowings (includes subordinated debt and redeemable non-cumulative preference shares)		1,156,983		1,258,389		1,612,966		1,728,882		1,835,421		30,590
Equity share capital		11,149		11,518		11,528		11,536		11,550		193
Reserves and surplus		501,816		541,507 (2)		601,237 (2)		676,088 (2)		752,748 (2)		12,546
Period average(3):
Total assets		5,093,245		5,282,746		5,832,309		6,394,436		7,037,002		117,283
Interest-earning assets		4,060,883		4,157,164		4,697,241		5,272,489		5,830,625		97,177
Advances, net		2,395,300		2,350,205		2,720,937		3,149,347		3,589,293		59,822
Total liabilities(4)		4,580,654		4,723,072		5,214,310		5,723,133		6,284,987		104,750
Interest-bearing liabilities		3,713,343		3,717,501		4,099,844		4,556,099		4,996,433		83,274
Borrowings		1,308,823		1,303,276		1,465,670		1,656,860		1,820,630		30,344
Stockholders’ equity		512,591		559,674		617,999		671,303		752,016		12,534
Profitability:
Net profit as a percentage of:
Average total assets		0.92%		1.15%		1.31%		1.50%		1.57%
Average stockholders’ equity		9.11		10.89		12.37		14.31		14.68
Average stockholders’ equity (including preference share capital)		9.05		10.82		12.30		14.23		14.61
Dividend payout ratio(5)		28.65		26.46		24.89		24.02		24.06
Spread(6)		1.95		2.12		2.06		2.35		2.58
Net interest margin(7)		2.42		2.67		2.83		3.20		3.44
Cost-to-income ratio(8)		71.35		74.08		70.96		65.78		61.51
Cost-to-average assets ratio(9)		5.44		5.93		5.07		4.72		4.36
Capital(10):
Average stockholders’ equity as a percentage of average total assets		10.06%		10.59%		10.60%		10.50%		10.69%
Average stockholders’ equity (including preference share capital) as a percentage of average total assets		10.13%		10.66%		10.66%		10.55%		10.74%

	At or for the year ended March 31,
	2010	2011	2012	2013	2014	2014(1)
	(in millions, except percentages)
Asset quality:
Net restructured assets as a percentage of net customer assets	2.62%	0.93%	1.40%	1.58%	2.70%
Net non-performing assets as a percentage of net customer assets(11)	1.84%	1.06%	0.79%	0.74%	0.99%
Provision on restructured assets as a percentage of gross restructured assets	3.98%	3.23%	8.81%	7.87%	8.42%
Provision on non-performing assets as a percentage of gross non-performing assets	55.83%	71.25%	74.56%	72.80%	63.72%
Provision as a percentage of gross customer assets(12)	3.10%	3.25%	2.98%	2.63%	2.47%

(1)
Rupee amounts at year-end fiscal 2014 have been translated into US dollars using the exchange rate of Rs. 60.00 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2014.

(2)	Includes balance in employees stock options outstanding which will be transferred to “Equity share capital” or “Reserves and surplus” on exercise/lapse of options.

(3)
Until fiscal 2011, the average balances are the sum of daily average balances outstanding for ICICI Bank, except for the averages of overseas branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the average of quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year for subsidiaries and other consolidated entities. Since fiscal 2012, the average balances are the sum of the daily average balances outstanding, except for the averages of overseas branches of ICICI Bank which are calculated on fortnightly basis.

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

(10)
ICICI Bank’s capital adequacy is computed in accordance with the Basel III guidelines stipulated by the Reserve Bank of India with effect from April 1, 2013 and is based on Indian GAAP. The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2014 were: Common Equity Tier 1 risk-based capital ratio of 12.8%; Tier 1 risk-based capital ratio of 12.8%; and total risk-based capital ratio of 17.7%. The capital adequacy ratios of ICICI Bank on consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2014 were: Common Equity Tier 1 risk-based capital ratio of 13.1%; Tier 1 risk-based capital ratio of 13.1%; and total risk-based capital ratio of 18.3%.

(11)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

(12)	Includes general provision on standard assets.

(13)	Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

Selected U.S. GAAP Financial Data

The following table sets forth, certain selected financial data under generally accepted accounting principles adopted in the United States.

	At or for the year ended March 31,
	2010		2011		2012		2013		2014		2014(1)
	(in millions)
Total income(2)	Rs.	155,106	Rs.	152,661	Rs.	188,192	Rs.	245,463	Rs.	274,705	US$	4,578
Net income/(loss) attributable to ICICI Bank’s shareholders’		45,250		54,361		70,811		101,052		101,421		1,690
Total assets		4,820,604		5,229,844		5,506,134		5,860,331		6,485,471		108,091
ICICI Bank’s stockholders’ equity		523,063		584,083		633,518		736,566		801,882		13,365
Other comprehensive income/(loss)		(246)		(1,332)		(7,257)		14,431		2,157		36
Per equity share
Net income/(loss) from continuing operation-basic(3)		40.63		47.77		61.45		87.64		87.86
Net income/(loss) from continuing operation-diluted(4)		40.35		47.52		61.21		87.21		87.48
Dividend(5)		11.00		12.00		14.00		16.50		20.00

(1)
Rupee amounts for fiscal 2014 have been translated into U.S. dollars using the exchange rate of Rs. 60.00 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2014.

(2)	Represents net interest income plus non-interest income.

(3)	Represents net income/(loss) before dilutive impact.

(4)
Represents net profit/(loss) adjusted for full dilution. Options to purchase 9,238,020, 13,503,150, 12,870,600, 12,489,440 and 14,675,220 equity shares granted to employees at a weighted average exercise price of Rs. 926.3, Rs. 944.7, Rs. 1,003.4, Rs. 967.7 and Rs. 1,036.0 were outstanding at year-end fiscal 2010, 2011, 2012, 2013 and 2014, respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(5)
In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 12.00 per equity share for fiscal 2010, which was paid in fiscal 2011. We declared a dividend of Rs. 14.00 per equity share for fiscal 2011, which was paid in fiscal 2012. We declared a dividend of Rs. 16.50 per equity share for fiscal 2012, which was paid in fiscal 2013. We declared a dividend of Rs. 20.00 per equity share for fiscal 2013, which was paid in fiscal 2014. We declared a dividend of Rs. 23.00 per equity share for fiscal 2014, which has been paid in fiscal 2015. The dividend per equity share is based on the total amount of dividends paid during the year, exclusive of dividend tax.

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

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. We are the largest private sector bank in India in terms of total assets. Apart from banking products and services, we offer life and general insurance, asset management, securities brokering and private equity products and services through specialized subsidiaries. Our total assets at year-end fiscal 2014 were Rs. 7,475.3 billion. Our consolidated capital and reserves at year-end fiscal 2014 was Rs. 764.3 billion. During fiscal 2014, our net profit was Rs. 110.4 billion compared to Rs. 96.0 billion during fiscal 2013.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of insurance and investment products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet and mobile phones. We had a network of 3,753 branches and 11,315 ATMs in India at year-end fiscal 2014. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, Indian businesses, select local businesses and multi-national corporations and insured mortgage products in our Canada subsidiary as well as offering deposit products to the larger community. ICICI Bank’s overseas branches take deposits, raise borrowings and make loans primarily to Indian companies for their overseas operations as well as for their foreign currency requirements in India. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have banking subsidiaries in the United Kingdom, Canada and Russia, branches in Singapore, Dubai, Sri Lanka, Hong Kong, Qatar, the United States and Bahrain and representative offices in China, the United Arab Emirates, Bangladesh, South Africa, Malaysia and Indonesia. Our subsidiary in the United Kingdom has established a branch in each of Antwerp, Belgium and Frankfurt, Germany.

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

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company in India during fiscal 2014, with a market share of 7.2% based on new business written (on a retail weighted received premium basis). ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2014, with a market share of 9.4% in gross written premium. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the second largest mutual fund in India in terms of average funds under management for the three months ended March 31, 2014. We cross-sell the products of our insurance and asset management subsidiaries and other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has an operating subsidiary in the United States, ICICI Securities Inc., engaged in brokerage services. Our private equity fund management subsidiary ICICI Venture Funds Management Company manages funds that make private equity investments.

Business environment

Our loan portfolio, financial condition and results of operations have been and, in the future, are expected to be influenced by economic conditions in India, global economic developments affecting the business activities of our corporate customers, such as changes in commodity prices, conditions in global financial markets, economic conditions in the United States and in foreign countries where we have a significant presence or which impact the Indian economy and global markets, and evolving global and domestic regulations. For ease of understanding the following discussion of our results of operations, you should consider these macroeconomic factors and other key factors.

Trends in fiscal 2014

Global economic growth remained subdued during fiscal 2014, while global financial markets witnessed volatility in response to the commencement of withdrawal of quantitative easing by the US Federal Reserve. Annual growth in the Indian economy remained below 5.0% for the second consecutive year, along with subdued investment activity and consumer demand. Uncertainties regarding the global recovery, concerns over domestic growth and volatility in financial markets were the key features of the economic environment in fiscal 2014.

India’s gross domestic product (GDP) grew by 4.7% during fiscal 2014 compared to a growth of 4.5% during fiscal 2013. Growth in the industrial sector was 0.4% during fiscal 2014 compared to 1.0% during fiscal 2013. The services sector grew by 6.8% during fiscal 2014 compared to 7.0% during fiscal 2013. The agriculture sector saw an improvement in growth to 4.7% during fiscal 2014 compared to 1.4% during fiscal 2013. Private consumption recorded a growth of 4.8% while investments, as measured by gross fixed capital formation, declined by 0.1% during fiscal 2014, compared to a growth of 5.0% in private consumption and a growth of 0.8% in investments during fiscal 2013.

Inflation, measured by the Wholesale Price Index, increased from 4.8% in April 2013 to 7.5% in November 2013, and then eased to 6.0% in March 2014. Average Wholesale Price Index inflation during fiscal 2014 was 6.0% compared to 7.4% during fiscal 2013. Inflation eased due to a moderation in the manufactured products segment, where average inflation in fiscal 2014 decreased to 3.0% compared to 5.4% during fiscal 2013. Fuel inflation remained flat at about 10.0% in fiscal 2014. However, food inflation increased from an average of 9.9% in fiscal 2013 to 12.8% in fiscal 2014. Retail inflation, measured by the Consumer Price Index, remained elevated at above 9.0% during the early part of fiscal 2014 and increased to a high of 11.2% in November 2013 before easing to 8.3% in March 2014. Retail inflation largely followed the trend in food inflation.

Conduct of monetary policy during fiscal 2014 could be divided into three distinct phases. In the early part of fiscal 2014, considering the easing inflation levels, the Reserve Bank of India reduced the repo rate by 25 basis points from 7.50% to 7.25% in May 2013. In the second phase, following the US Federal Reserve indicating a likely withdrawal of its quantitative easing programme in May 2013, there was considerable outflow of portfolio funds from emerging market economies. India also saw a significant outflow of foreign portfolio investments, particularly debt funds, leading to a sharp depreciation in the rupee. The rupee depreciated by 17.8% against the US dollar between June and August 2013 and touched a low of Rs. 68.4 per US$ at August 28, 2013 as compared to Rs. 56.5 per US$ at the end of May 2013. In response to these developments, the Reserve Bank of India changed its monetary policy stance. On July 15, 2013, with a view to stabilize the exchange rate, the Reserve Bank of India increased the Marginal Standing Facility rate, which is the rate at which banks borrow overnight funds, in excess of the specified threshold, from the Reserve Bank of India against government securities, by 200 basis points from 8.25% to 10.25% while keeping the repo rate unchanged. The Reserve Bank of India also fixed the borrowing limit for banks under the liquidity adjustment facility at Rs. 750.0 billion. Effective July 24, 2013, the Reserve Bank of India announced a further reduction in the borrowing limit under the liquidity adjustment facility to 0.5% of net demand and time liabilities. In addition, effective July 27, 2013, the minimum daily cash reserve ratio balance required to be maintained by banks was increased to 99.0% of the stipulated fortnightly requirement from 70.0% earlier. The immediate impact of these measures on the market was a sharp increase in wholesale deposit rates and yields on government securities. Yields on the benchmark 10-year government securities increased from 7.5% at end-June 2013 to 8.24% by July 30, 2014 and further to a peak 9.2% at August 19, 2013 before easing. Also, short term wholesale deposit rates increased sharply by about 385 basis points with rates on the three-month certificate of deposits rising from 7.95% at July 15, 2014 to 11.83% by August 31, 2014. Considering the impact of these measures to stabilize the exchange rate, the Reserve Bank of India allowed certain adjustments on the investment portfolio of banks. The measures included increasing the limit for holding government securities in the held-to-maturity category to 24.5% of net demand and time liabilities as against the earlier requirement of 24.0%, allowing banks to transfer securities from the available-for-sale and held-for-trading categories to the held-to-maturity category up to 24.5% of demand and time liabilities as a one-time measure at prices prevailing prior to the announcement of the July 15, 2013 measures, and giving banks the option to amortize net depreciation on the available-for-sale and held-for-trading portfolio over the remaining period of fiscal 2014.

The third phase of monetary policy action was from September 2013 when monetary operations were gradually normalized while focus shifted to addressing the elevated inflation levels. Following stability in the currency markets, the Reserve Bank of India gradually reduced the Marginal Standing Facility rate in stages by 150 basis points from 10.25% to 8.75% during September-October 2013. At the same time, the repo rate was increased by 50 basis points in stages from 7.25% to 7.75% reflecting concerns over elevated inflation levels. With these changes, monetary operations were normalized and the 100 basis points gap between the two rates was re-instated by the end of October 2013. In January 2014, the Reserve Bank of India increased the repo rate by another 25 basis points to 8.0%.

India’s external indicators improved during fiscal 2014 following policy interventions as well as improvement in exports. The high current account deficit of 4.8% of GDP in fiscal 2013 significantly declined to 1.7% of GDP during fiscal 2014. During fiscal 2014, imports declined by 8.1%, particularly due to policy curbs on gold imports. Correspondingly, exports grew by 4.0% during fiscal 2014, leading to a contraction in the trade deficit by 27.2% during the year. Capital inflows also improved towards the later part of fiscal 2014. With a view to attracting US dollar inflows and provide support to the currency, in September 2013 the Reserve Bank of India initiated a swap facility for banks for incremental foreign currency non-resident US dollar deposits at a fixed rate of 3.5% per annum. The foreign currency borrowing limits of banks were enhanced and banks were allowed to borrow up to 100.0% of their unimpaired Tier 1 capital as against 50.0% earlier. The borrowings under this route could be swapped with the Reserve Bank of India at a concessional rate of 100 basis points below the prevailing swap rate. The swap facility was available from September 10, 2013 until November 30, 2013 and attracted an inflow of US$ 34.3 billion in the form of foreign currency non-resident bank deposits and bank borrowings during the period. Further, incremental non-resident dollar deposits mobilized between July 26, 2013 and outstanding at March 7, 2014 and having a maturity of three years and above were exempted from maintenance of cash reserve ratio and statutory liquidity ratio. Advances against such deposits were permitted to be deducted from adjusted net bank credit for computation of priority sector lending targets. This was permitted until the maturity of the deposits and repayment of the loans, respectively. Overall, the rupee depreciated by 10.5% during fiscal 2014 from Rs. 54.4 per US$ at the end of March 2013 to Rs. 60.1 per US$ at the end of March 2014, including an appreciation of 9.7% during September 2013 and March 2014.

Indian equity markets improved during fiscal 2014, though there were periods of high volatility during the year. The benchmark equity index, the BSE Sensex, increased by 18.8% during fiscal 2014, moving from 18,836 at March 31, 2013 to a low of 17,906 on August 21, 2013 and subsequently rising to 22,386 at March 31, 2014. Foreign institutional investment flows were significantly lower in fiscal 2014 with net inflows of around US$ 5.0 billion compared to net inflows of US$ 27.6 billion during fiscal 2013. Foreign direct investments improved marginally to US$ 20.5 billion and external commercial borrowings to US$ 10.7 billion during fiscal 2014 compared to US$ 16.0 billion and US$ 8.6 billion, respectively, during fiscal 2013.

Non-food credit growth remained subdued during fiscal 2014, with a growth of 14.2% year-on-year at March 21, 2014 compared to 13.9% at March 22, 2013. Based on sector-wise credit deployment data, year-on-year growth in credit to industry was 13.1% and to the services sector was 16.1%. Credit to the infrastructure sector grew by 15.1% compared to 15.8% at March 22, 2013. Retail loan growth increased to 15.5% in March 2014 compared to 14.7% in March 2013. Deposit growth was 14.1% year-on-year at March 21, 2014 compared to 14.2% at March 22, 2013. Demand deposit growth improved to 7.8% year-on-year at March 21, 2014 compared to 5.9% at March 22, 2013.

First year retail premium underwritten in the life insurance sector (on weighted received premium basis) was Rs. 454.3 billion in fiscal 2014 as compared to Rs. 470.2 billion in fiscal 2013. Gross premium of the non-life insurance sector (excluding specialized insurance institutions) grew by 12.7% to Rs. 728.5 billion during fiscal 2014 from Rs. 646.5 billion during fiscal 2013. The average assets under management of mutual funds increased by 10.8% from Rs. 8,166.6 billion in March 2013 to Rs. 9,045.5 billion in March 2014.

Banking regulation underwent several changes during fiscal 2014 with several more measures proposed to be implemented going forward. In the second quarter monetary policy review announced on October 29, 2013, the Reserve Bank of India outlined five areas that would be the focus for developmental measures to be announced in the short to medium term. These include the following:

•
Strengthening and clarifying the monetary policy framework. In this regard, the recommendations of the Urjit Patel Committee to Revise and Strengthen Monetary Policy Framework were considered and implementation was initiated during fiscal 2014. Key proposals include adopting the consumer price index as the key inflation measure for monetary policy action, keeping the economy on a disinflationary glide path with a target of 8.0% consumer price index inflation by January 2015 and 6.0% by January 2016, transitioning to a bi-monthly monetary policy cycle, and progressively reducting in banking system access to overnight liquidity under the liquidity adjustment facility and corresponding increase in access to liquidity through term repos.

•
Strengthening the banking structure through the entry of new banks, branch expansion, encouraging new varieties of banks and clarifying an organizational framework for foreign banks. On April 2, 2014, two new banks were given in-principle licenses. The Reserve Bank of India further indicated that going forward it would issue licenses on an ongoing basis and would also create categories of differentiated bank licenses.

•	Broadening and deepening financial markets and increasing their liquidity and resilience.

•
Expanding access to finance to small and medium enterprises, the unorganized sector, the poor and the remote underserved areas. The Reserve Bank of India appointed a Committee on Comprehensive Financial Services for Small Businesses and Low-Income Households which submitted its recommendations in March 2014 and has proposed, among other things, allowing the setting up of specialized payments and wholesale banks, and a new framework for priority sector lending.

•
Strengthening real and financial restructuring and debt recovery from corporates and improving the system’s ability to deal with distress. In January 2014, the Reserve Bank of India issued a “Framework for Revitalising Distressed Assets in the Economy”. The framework outlines an action plan for early identification of problem cases, timely restructuring of accounts which are considered to be viable and prompt steps for recovery or sale of unviable accounts. Accounts have to be categorized into ‘special mention accounts’ based on certain criteria. Joint lenders’ forums are required to be formed to formulate corrective action plans, and in case the forum fails to agree on an action plan, it would result in an accelerated provisioning requirement. An independent evaluation of large value restructuring with a focus on viability and fair sharing of gains and losses between promoters and creditors has been mandated. The framework is effective from April 1, 2014.

Some important regulatory developments impacting the banking sector during fiscal 2014 were the following:

•
In May 2013, the Reserve Bank of India issued guidelines on restructuring of advances. As per the guidelines, loans that are restructured (other than due to delay in project completion up to separate specified periods in the infrastructure sector and non-infrastructure sector) from April 1, 2015 onwards would be classified as non-performing. General provision on standard accounts restructured from June 1, 2013 was increased to 5.0%. The general provision required on standard accounts restructured prior to that date has been increased to 3.5% by March 31, 2014, 4.25% by March 31, 2015 and 5.0% by March 31, 2016;

•
In June 2013, prudential norms pertaining to risk weights, provisioning and loan-to-value ratio for individual housing loans were revised. Accordingly, individual housing loans of up to Rs. 7.5 million now attract risk weight of 50% with standard asset provisioning of 0.4%. For individual housing loans of above

Rs. 7.5 million, the loan-to-value ratio was set at 75.0% and risk weight was lowered from 125.0% to 75.0%;

•
A new category of commercial real estate referred to as commercial real estate-residential housing was created within the commercial real estate category. Commercial real estate — residential housing attracts risk weight of 75.0% and standard asset provisioning of 0.75%. Commercial real estate excluding residential housing has risk weight of 100% and standard asset provisioning of 1.0%;

•
In August 2013, the Reserve Bank of India released a discussion paper on the structure of the banking system in India. The paper envisages changes in the structure of the banking system with a view to addressing specific issues such as enhancing competition, financing higher growth, providing specialized services and expanding financial inclusion. The paper proposes to allow different types of banks along with differentiated licensing for niche services. It has also proposed continuous licensing for entry of new banks. The paper also favors migration from the current bank-led universal banking model to a financial holding company structure;

•
In the first half of fiscal 2014, the Reserve Bank of India announced measures with regard to gold imports and financing of gold. Banks’ import of gold on a consignment basis was restricted to only to meet the needs of exporters of gold jewellery. Further, import of gold under all categories was mandated to be only on 100.0% cash margin basis. Advances against the security of gold coins per customer were restricted to gold coins weighing up to 50 grams;

•
In October 2013, the Reserve Bank of India liberalized the branch authorization policy, removing the requirement of approvals to open branches in metropolitan regions. However, the total number of branches opened in Tier 1 centers during a year cannot exceed the total number of branches opened in Tier 2 to Tier 6 centers during a year. It was also specified that at least 25.0% of total new branches opened in a year should be in unbanked rural Tier 5 and Tier 6 centers;

•
Under Section 36(1)(viii) of the Income-tax Act, a deduction from taxable profits of amounts transferred by banks to Special Reserve was permitted. The deduction allowed was up to 20% of the profits derived from long term lending business, for tenures exceeding five years. No deferred tax liability was created on this reserve, since only a drawdown of the reserve could reverse the tax benefit and the special reserve was not intended to be drawn down. The Special Reserve was however considered net of tax for capital adequacy computation as per RBI requirements. In December 2013, the Reserve Bank of India mandated banks to create deferred tax liability on amounts transferred to Special Reserve on a prudent basis. The deferred tax liability up to March 31, 2013 was permitted to be directly adjusted through reserves and from the financial year ended March 31, 2014 onwards deferred tax liability was to be charged through the profit and loss account.

•
In December 2013, the Reserve Bank of India issued a draft framework on capital surcharges for domestic systemically important banks. The higher capital requirements applicable to domestic systemically important banks would be implemented in a phased manner from April 2016 to April 2019. These banks would be required to have additional Common Equity Tier 1 capital ranging from 0.2% to 0.8% of risk-weighted assets;

•
In December 2013, the Reserve Bank of India issued draft guidelines on implementation of a counter-cyclical capital buffer. According to the guidelines, the counter-cyclical capital buffer would range from 0% to 2.5% of risk-weighted assets of the bank. The variation in the credit-to-GDP ratio from its long-term trend would be a key parameter for identifying business cycles;

•
Considering the slowdown in economic growth and rising asset quality concerns, as a countercyclical measure the Reserve Bank of India allowed banks to utilise up to 33.0% of the countercyclical provisioning buffer or floating provisions held as on March 31, 2013, for making accelerated or additional provisions towards non-performing assets during fiscal 2014.

•
In December 2013, the Reserve Bank of India issued updated guidelines on stress testing. As per the guidelines, banks would have to carry out stress tests for credit risk and market risk to assess their ability to withstand shocks. Banks would be classified into three categories based on the size of risk-weighted assets.

Complex and severe stress testing would be carried out by banks with risk-weighted assets of more than Rs. 2,000.0 billion;

•
In January 2014, the Reserve Bank of India introduced incremental provisioning and capital requirements for banks’ exposure to entities with unhedged foreign currency exposure. Banks are required to make incremental provisioning (over and above standard asset provisioning) that would range between 0-80 basis points based on the likely loss to the borrower due to exchange rate movement as a percentage of earnings before interest and depreciation of the borrower. An additional risk weight of 25% would be applicable if the expected loss exceeds 75% of earnings before interest and depreciation of the borrower, while for losses less than 75% there is no additional capital requirement. This guideline is effective from April 1, 2014;

•
In February 2014, the Reserve Bank of India issued guidelines setting limits on intra-group transactions and exposures. The Reserve Bank of India has prescribed a single group entity exposure limit of 5.0% of paid-up capital and reserves for non-financial companies and 10.0% for regulated financial entities. The aggregate group exposure cannot exceed 20.0% of paid up capital and reserves;

•
In March 2014, the Reserve Bank of India released a notification amending the implementation schedule of Basel III capital regulations. The introduction of a capital conservation buffer was deferred by a year to March 31, 2016, and full implementation of Basel III capital regulations was rescheduled to March 31, 2019 compared to the earlier schedule of March 31, 2018. With regard to loss absorption features for Additional Tier 1 capital instruments, the guidelines prescribed two pre-specified trigger points as compared to the earlier trigger of Common Equity Tier 1 of 6.125%: a Common Equity Tier 1 of 5.5% of risk-weighted assets applicable for instruments issued before March 31, 2019; and a Common Equity Tier 1 of 6.125% of risk-weighted assets for instruments issued on or after March 31, 2019. Further, for new capital instruments, the guidelines did away with temporary write-down features and prescribed that new capital instruments should necessarily have conversion/permanent write-down features.

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

Since fiscal 2012, the Indian economy experienced a moderation in growth. Interest rates in the economy rose following tightening of monetary policy in response to high inflation. The corporate sector experienced a decline in sales and profit growth, and also experienced elongation of working capital cycles and a high level of receivables. The Indian rupee depreciated significantly vis-a-vis the U.S. dollar during this period. Further, corporate investment activity was impacted by concerns over administrative clearances and issues around access to land and natural resources. For example, there have been concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies found it difficult to access equity capital markets and several companies and sectors have relatively high leverage. These trends and concerns persisted during fiscal 2014. Against initial expectations of a moderate recovery in fiscal 2014, growth in gross domestic product remained at 4.7% compared to 4.5% in fiscal 2013, with industrial growth further moderating to 0.4% in fiscal 2014 compared to 1.0% in fiscal 2013. In addition, given higher than expected inflation levels in the second half of fiscal 2014, the Reserve Bank of India increased the repo rate by 50 basis points during the year, as against initial expectations of a reduction in interest rates in fiscal 2014. Further, financial markets remained volatile, particularly in the first half of fiscal 2014, driven by a sharp depreciation in the exchange rate and consequent measures taken by the Reserve Bank of India to address the same. See also “- Executive Summary - Business environment - Trends in fiscal 2014”. Due to these and other factors, there has been an increase in the non-performing and restructured loans of Indian banks, including us during fiscal 2014. Monetary policy continues to be focused on containing inflation by maintaining elevated policy rates. Trends in systemic liquidity, interest rates and inflation would influence deposit growth, especially with respect to low cost savings and current account deposits. Our ability to grow our low cost deposit base may be impacted by increasing competition for such deposits. The slowdown in fresh corporate investments and new infrastructure projects has adversely impacted our related fee income revenue streams. Given these developments, we have adopted a balanced approach to growth, risk management and profitability. During fiscal

2014, we have focused on driving momentum in the retail segment while adopting a selective approach to corporate lending. We have also focused on sustaining the improvements in our deposit profile and cost ratios and managing the quality of our portfolio. As we grow our businesses, meeting customer expectations on service quality has been critical element of our strategy. A discussion of our financial performance in fiscal 2014 is given below:

Our net profit increased by 15.0% from Rs. 96.0 billion in fiscal 2013 to Rs. 110.4 billion in fiscal 2014 primarily due to an increase in net interest income by 19.1%, offset, in part, by an increase in provisions (excluding provisions for tax) by 38.4%.

The increase in net interest income by 19.1% from Rs. 166.0 billion in fiscal 2013 to Rs. 197.7 billion in fiscal 2014 reflects a 10.6% increase in average interest-earning assets and an increase in net interest margin by 24 basis points.

Provisions and contingencies (excluding provisions for tax) increased by 38.4% from Rs. 21.0 billion in fiscal 2013 to Rs. 29.0 billion in fiscal 2014, primarily due to an increase in provisions for non-performing and restructured assets. The provisions increased primarily on account of an increase in additions to non-performing assets and restructured loans in the small & medium enterprise and corporate loan portfolio.

Non-interest income increased by 2.6% from Rs. 293.2 billion in fiscal 2013 to Rs. 300.8 billion in fiscal 2014 primarily due to an increase in commission, exchange and brokerage income and profit from treasury-related activities, offset, in part, by decrease in income relating to our insurance business. Commission, exchange and brokerage income increased from Rs. 62.8 billion in fiscal 2013 to Rs. 73.2 billion in fiscal 2014 primarily due to an increase in loan processing fees, transaction banking fees, credit card fees and commercial banking fees. Further, there was an increase in average assets under management and margins on mutual fund operations of ICICI Prudential Asset Management Company. Profit from treasury-related activities increased from Rs. 24.0 billion in fiscal 2013 to Rs. 31.4 billion in fiscal 2014 primarily due to realized gains/reversal of mark-to-market losses on our equity portfolio, exchange gain on repatriation of retained earnings at overseas branches and profit on security receipts, offset, in part, by lower gains on government securities and other fixed income positions. Income relating to our insurance business decreased from Rs. 203.9 billion in fiscal 2013 to Rs. 193.3 billion in fiscal 2014 primarily due to a decrease in income from our life insurance business, offset, in part, by an increase in income from our general insurance business.

Non-interest expense increased by 1.5% from Rs. 302.1 billion in fiscal 2013 to Rs. 306.7 billion in fiscal 2014 primarily due to an increase in employee expenses and other administrative expenses, offset, in part, by a decrease in expenses relating to our insurance business. Employee expenses increased from Rs. 56.3 billion in fiscal 2013 to Rs. 59.7 billion in fiscal 2014 primarily due to annual increments and increase in employee base, offset, in part, by decrease in retirement benefit obligations due to an increase in the discount rate, which is linked to the yield on government securities.

Economic trends during fiscal 2014 continued to remain weak. Against initial expectations of a moderate recovery in fiscal 2014, growth in gross domestic product remained at 4.7% compared to 4.5% in fiscal 2013, with industrial growth further moderating to 0.4% in fiscal 2014 compared to 1.0% in fiscal 2013. In addition, given higher than expected inflation levels in the second half of fiscal 2014, the Reserve Bank of India increased the repo rate by 50 basis points during the year, as against initial expectations of a reduction in interest rates in fiscal 2014. Further, financial markets remained volatile, particularly in the first half of fiscal 2014, driven by a sharp depreciation in the exchange rate and consequent measures taken by the Reserve Bank of India to address the same. Due to these and other factors, there has been an increase in the non-performing and restructured loans of Indian banks, including us. Net non-performing assets increased by 53.1% from Rs. 29.1 billion at year-end fiscal 2013 to Rs. 44.6 billion at year-end fiscal 2014 primarily due to higher additions to non-performing assets in our corporate and small and medium enterprise loan portfolio. Net restructured assets increased from Rs. 62.0 billion at year-end fiscal 2013 to Rs. 117.1 billion at year-end fiscal 2014 primarily due to restructuring of loans to companies including small and medium enterprises.

Loans increased by 17.4% from Rs. 3,299.7 billion at year-end fiscal 2013 to Rs. 3,873.4 billion at year-end fiscal 2014 primarily due to an increase in retail loans, transfer of corporate bonds by ICICI Bank Canada from available-for-sale category to loans and receivables and the impact of the exchange rate movement on the overseas loan book. Deposits increased by 14.2% from Rs. 3,147.7 billion at year-end fiscal 2013 to Rs. 3,595.1 billion at year-end fiscal 2014, primarily due to an increase in term deposits and savings account deposits. We continued to expand our branch network in India during the year. ICICI Bank’s branch and extension counters network in India increased from 3,100 at year-end fiscal 2013 to 3,753 at year-end fiscal 2014. ICICI Bank also increased its ATM network from 10,481 ATMs at year-end fiscal 2013 to 11,315 ATMs at year-end fiscal 2014.

The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2014 were: Common Equity Tier 1 risk-based capital ratio of 12.8%; Tier 1 risk-based capital ratio of 12.8%; and total risk-based capital ratio of 17.7%. The capital adequacy ratios of ICICI Bank on consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2014 were: Common Equity Tier 1 risk-based capital ratio of 13.1%; Tier 1 risk-based capital ratio of 13.1%; and total risk-based capital ratio of 18.3%.

Business outlook

Growth in India’s gross domestic product has remained moderate for the last three fiscal years and has come down from 8.9% in fiscal 2011 to 6.7% in fiscal 2012, 4.5% in fiscal 2013 and 4.7% during fiscal 2014. The moderation in growth has occurred against the backdrop of a challenging global environment, including moderation in growth in several emerging markets including China. Further, domestic factors including inflation and moderation in capital investment plans have impacted economic growth. Also, a significant depreciation in the rupee against the US dollar, in response to global developments, had an impact during fiscal 2014. See also “Risk Factors—Risks Relating to India and other Economic and Market Risks—A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer”.

During fiscal 2014, credit and deposit growth in the Indian banking system continued to remain muted, along with an increase in the level of non-performing and restructured loans. In the life insurance sector, the industry declined by 3.4% during fiscal 2014 compared to a decline of 1.9% during fiscal 2013 on new business retail weighted premium basis. The private insurance companies also saw a decline of 3.4% in fiscal 2014 compared to an increase of 1.9% in fiscal 2013 on new business retail weighted premium basis. The general insurance sector however continued to grow. See also “Business—Overview of Our Products and Services—Insurance”.

Following the general elections in fiscal 2015, a central government has been formed with a parliamentary majority. This is expected to permit the government to develop a policy environment conducive to a revival in growth. While consumer spending continues to remain relatively healthy, we believe that a gradual revival in corporate investment activity would result in increased lending opportunities as well as avenues for banks to earn related fee income streams. Further, an improvement in the health of the corporate sector is also expected to result in normalization in the pace of additions to non-performing and restructured loans over the medium term.

Over the longer-term, we thus see favorable prospects for the Indian economy. India’s strong domestic consumption and investment drivers will continue to support healthy rates of growth. Increasing household incomes and consumption is expected to lead to opportunities in retail savings, investment and loan products, significant industrial and infrastructure investment potential to lead to opportunities in project and corporate finance, and increasing global linkages to lead to opportunities in international banking for Indian corporations and non-resident Indians.

Over the last few years, we have re-balanced our deposit profile, improved cost efficiency, scaled up retail loan growth, calibrated corporate loan growth considering the challenging operating environment and maintained high capital adequacy ratios. Our objective going forward will be to leverage our capital base for profitable growth, while sustaining the improvements in our operating performance and continuing to closely monitor the credit quality. As we grow our businesses, meeting customer expectation on service quality will be a critical element of our strategy. We seek to adopt a balanced approach to growth, risk management and profitability.

The success of our strategy depends on several factors, including our ability to grow our low cost deposit base, grow our loan book profitably, contain non-performing and restructured loans, maintain regulatory compliance in an evolving regulatory environment, and address regulators’ assessments of and observations on our operations, and compete effectively in the Indian corporate and retail financial services market. Achieving directed lending targets is expected to be challenging. Regulations governing the financial sector in India, including banking, insurance and asset management, continue to evolve, with a potential impact on the growth and profitability of financial services groups such as us. Our overseas branches are primarily funded from wholesale sources and global financial market conditions may impact our ability to raise funds and grow the business of our overseas branches. See also “Risks

Relating to Our Business—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. The success of our strategy is also subject to the overall regulatory and policy environment in which we operate including the direction of monetary policy. Our ability to execute our strategy will also depend on the liquidity and interest rate environment. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

Other Key Factors

Under Indian GAAP, we have not consolidated certain entities in which investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall”. Under Indian GAAP, investment in 3i Infotech Limited was not accounted as per equity method based on the severe long-term restrictions on 3i Infotech Limited under its debt restructuring arrangement that impair the ability of 3i Infotech Limited to transfer funds to its investors and the Group’s continued intention to reduce the stake in 3i Infotech Limited below 20% in the future. However, under U.S. GAAP, this entity has been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investments – Equity Method and Joint Ventures”.

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

Average Balance Sheet

The average balances are the sum of daily average balances outstanding, except for the averages of overseas branches of ICICI Bank which are calculated on fortnightly basis. The yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. We have re-calculated tax-exempt income on a tax-equivalent basis. Tax exempt income primarily consists of dividend income and interest income on tax free bonds. During fiscal 2014, we have applied an effective marginal tax rate of 28%. Other interest income has been bifurcated into rupee and foreign currency amounts in order to facilitate the explanation of movements of rupee and foreign currency spreads and margins. The rupee portion of other interest income primarily includes interest on income tax refunds and income from interest rate swaps. The foreign currency portion of other interest income primarily includes income from interest rate swaps in foreign currencies. The swaps considered in other interest income are part of the non-trading portfolio and are undertaken by us to manage the market risk arising from our assets and liabilities. Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which contribute to the major components of interest income, interest expense and net interest income.

	Year ended March 31,
	2012					2013					2014
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	1,743,013	Rs.	204,357	11.72%	Rs.	2,048,621	Rs.	246,408	12.03%	Rs.	2,306,443	Rs.	281,158	12.19%
Foreign currency		977,924		41,845	4.28		1,100,726		49,217	4.47		1,282,850		56,051	4.37
Total advances		2,720,937		246,202	9.05		3,149,347		295,625	9.39		3,589,293		337,209	9.39
Investments:
Rupee		1,520,787		114,106	7.50		1,672,004		133,076	7.96		1,849,764		142,681	7.71
Foreign currency		125,963		2,985	2.37		118,789		2,783	2.34		97,742		2,368	2.42
Total investments		1,646,750		117,091	7.11		1,790,793		135,859	7.59		1,947,506		145,049	7.45
Other interest-earning assets:
Rupee		233,523		5,963	2.55		208,674		6,558	3.14		180,082		3,491	1.94
Foreign currency		96,031		1,018	1.06		123,675		1,265	1.02		113,745		694	0.61
Total other interest-earning assets		329,554		6,981	2.12		332,349		7,823	2.35		293,826		4,185	1.42
Other interest income:
Rupee				1,456					4,814					4,115
Foreign currency				11,547					7,395					6,835
Total other interest income				13,003					12,209					10,950

Interest-earning assets:
Rupee		3,497,323		325,882	9.32		3,929,299		390,856	9.95		4,336,288		431,445	9.95
Foreign currency		1,199,918		57,395	4.78		1,343,190		60,660	4.52		1,494,337		65,947	4.41
Total interest-earning assets		4,697,241		383,277	8.16		5,272,489		451,516	8.56		5,830,625		497,393	8.53
Fixed assets		54,834					54,738					54,752
Other assets		1,080,234					1,067,209					1,151,625
Total non-earning assets		1,135,068					1,121,947					1,206,377
Total assets	Rs.	5,832,309	Rs.	383,277		Rs.	6,394,436	Rs.	451,516		Rs.	7,037,002	Rs.	497,393

Liabilities:
Savings account deposits:
Rupee	Rs.	665,832	Rs.	26,154	3.93%	Rs.	753,946	Rs.	29,878	3.96%	Rs.	865,748	Rs.	34,336	3.97%
Foreign currency		66,306		730	1.10		68,665		733	1.07		82,051		1,025	1.25
Total savings account deposits		732,138		26,884	3.67		822,611		30,611	3.72		947,800		35,361	3.73
Time deposits:
Rupee		1,294,349		113,215	8.75		1,481,452		134,675	9.09		1,541,494		135,375	8.78
Foreign currency		353,468		12,631	3.57		334,376		10,550	3.16		392,768		13,454	3.43
Total time deposits		1,647,817		125,846	7.64		1,815,828		145,225	8.00		1,934,262		148,829	7.69
Other demand deposits:
Rupee		221,298					217,742					246,554
Foreign currency		32,921					43,058					47,187
Total other demand deposits		254,219					260,800					293,741

	Year ended March 31,
	2012					2013					2014
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Total deposits:
Rupee		2,181,479		139,369	6.39		2,453,140		164,553	6.71		2,653,796		169,711	6.40
Foreign currency		452,695		13,361	2.95		446,099		11,283	2.53		522,006		14,479	2.77
Total deposits		2,634,174		152,730	5.80		2,899,239		175,836	6.06		3,175,802		184,190	5.80
Borrowings:
Rupee		583,542		64,009	10.97		642,997		69,757	10.85		678,217		74,740	11.02
Foreign currency		882,128		33,393	3.79		1,013,863		37,261	3.68		1,142,414		38,176	3.34
Total borrowings		1,465,670		97,402	6.65		1,656,860		107,018	6.46		1,820,630		112,916	6.20
Interest-bearing liabilities:
Rupee		2,765,021		203,378	7.36		3,096,137		234,310	7.57		3,332,013		244,451	7.34
Foreign currency		1,334,823		46,754	3.50		1,459,962		48,544	3.32		1,664,419		52,655	3.16
Total interest-bearing liabilities		4,099,844		250,132	6.10		4,556,099		282,854	6.21		4,996,433		297,106	5.95
Preference share capital		3,500					3,500					3,500
Other liabilities		1,110,966					1,163,534					1,285,054
Total liabilities		5,214,310		250,132			5,723,133		282,854			6,284,987		297,106
Stockholders’ equity		617,999					671,303					752,016
Total liabilities and stockholders’ equity	Rs.	5,832,309	Rs.	250,132		Rs.	6,394,436	Rs.	282,854		Rs.	7,037,002	Rs.	297,106

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

	Fiscal 2013 vs. Fiscal 2012						Fiscal 2014 vs. Fiscal 2013
			Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest income:
Advances:
Rupee	Rs.	42,051	Rs.	36,758	Rs.	5,293	Rs.	34,750	Rs.	31,429	Rs.	3,321
Foreign currency		7,373		5,491		1,882		6,834		7,957		(1,123)
Total advances		49,424		42,249		7,175		41,584		39,386		2,198
Investments:
Rupee		18,970		12,035		6,935		9,605		13,711		(4,106)
Foreign currency		(202)		(168)		(34)		(416)		(510)		94
Total investments		18,768		11,867		6,901		9,189		13,201		(4,012)
Other interest-earning assets:
Rupee		596		(781)		1,377		(3,067)		(554)		(2,513)
Foreign currency		247		283		(36)		(571)		(61)		(510)
Total other interest earning asset		843		(498)		1,341		(3,638)		(615)		(3,023)
Other interest income
Rupee		3,358		—		3,358		(699)		—		(699)
Foreign currency		(4,152)		—		(4,152)		(560)		—		(560)
Other interest income		(794)		—		(794)		(1,259)		—		(1,259)

	Fiscal 2013 vs. Fiscal 2012						Fiscal 2014 vs. Fiscal 2013
			Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Total interest income:
Rupee		64,975		48,012		16,963		40,589		44,586		(3,997)
Foreign currency		3,266		5,606		(2,340)		5,287		7,386		(2,099)
Total interest income		68,241		53,618		14,623		45,876		51,972		(6,096)
Interest expense:
Savings account deposits:
Rupee		3,725		3,492		233		4,458		4,434		24
Foreign currency		3		25		(22)		292		167		125
Total savings account deposits		3,728		3,517		211		4,750		4,601		149
Time deposits:
Rupee		21,459		17,009		4,450		700		5,273		(4,573)
Foreign currency		(2,081)		(602)		(1,479)		2,904		2,000		904
Total time deposits		19,378		16,407		2,971		3,604		7,273		(3,669)
Total deposits:
Rupee		25,184		20,501		4,683		5,158		9,707		(4,549)
Foreign currency		(2,078)		(577)		(1,501)		3,196		2,167		1,029
Total deposits		23,106		19,924		3,182		8,354		11,874		(3,520)
Borrowings:
Rupee		5,748		6,450		(702)		4,983		3,881		1,102
Foreign currency		3,868		4,841		(973)		915		4,296		(3,381)
Total borrowings		9,616		11,291		(1,675)		5,898		8,177		(2,279)
Total interest expense:
Rupee		30,932		26,951		3,981		10,141		13,588		(3,447)
Foreign currency		1,790		4,264		(2,474)		4,111		6,463		(2,352)
Total interest expense		32,722		31,215		1,507		14,252		20,051		(5,799)
Net interest income:
Rupee		34,043		21,061		12,982		30,448		30,998		(550)
Foreign currency		1,476		1,342		134		1,176		923		253
Total net interest income	Rs.	35,519	Rs.	22,403	Rs.	13,116	Rs.	31,624	Rs.	31,921	Rs.	(297)

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2010		2011		2012		2013		2014
	(in millions, except percentages)
Interest income(1)	Rs.	305,644	Rs.	304,411	Rs.	383,277	Rs.	451,516	Rs.	497,393
Average interest-earning assets		4,060,883		4,157,164		4,697,241		5,272,489		5,830,625
Interest expense		207,292		193,426		250,132		282,854		297,106
Average interest-bearing liabilities		3,713,342		3,717,501		4,099,844		4,556,099		4,996,433
Average total assets		5,093,245		5,282,746		5,832,309		6,394,436		7,037,002
Average interest-earning assets as a percentage of average total assets		79.73%		78.69%		80.54%		82.45%		82.86%
Average interest-bearing liabilities as a percentage of average total assets		72.91		70.37		70.30		71.25		71.00
Average interest-earning assets as a percentage of average interest-bearing liabilities		109.36		111.83		114.57		115.72		116.70
Yield		7.53		7.32		8.16		8.56		8.53
Rupee		8.78		8.28		9.32		9.95		9.95
Foreign currency		4.52		4.66		4.78		4.52		4.41
Cost of funds		5.58		5.20		6.10		6.21		5.95
Rupee		6.44		5.97		7.36		7.57		7.34
Foreign currency		3.90		3.53		3.50		3.32		3.16
Spread(2)		1.95		2.12		2.06		2.35		2.58
Rupee		2.34		2.31		1.96		2.38		2.61
Foreign currency		0.62		1.13		1.28		1.20		1.25
Net interest margin(3)		2.42		2.67		2.83		3.20		3.44

	Year ended March 31,
	2010	2011	2012	2013	2014
	(in millions, except percentages)
Rupee	3.25	3.31	3.50	3.98	4.31
Foreign currency	0.44	0.90	0.89	0.90	0.89

(1)
We have re-calculated tax-exempt income on a tax-equivalent basis. The impact of re-calculation of tax-exempt income on a tax equivalent basis was Rs. 4.1 billion for fiscal 2010, Rs. 3.6 billion for fiscal 2011, Rs. 3.3 billion for fiscal 2012, Rs. 2.7 billion for fiscal 2013 and Rs. 2.6 billion for fiscal 2014.

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

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Interest income(1)	Rs.	448,846	Rs.	494,792	US$	8,247	10.2%
Interest expense		(282,854)		(297,106)		(4,952)	5.0
Net interest income	Rs.	165,992	Rs.	197,686	US$	3,295	19.1%

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

Net interest income increased by 19.1% from Rs. 166.0 billion in fiscal 2013 to Rs. 197.7 billion in fiscal 2014, reflecting an increase of 10.6% in the average volume of interest-earning assets and an increase in net interest margin by 24 basis points from 3.20% in fiscal 2013 to 3.44% in fiscal 2014.

Net interest margin

Net interest margin increased by 24 basis points from 3.20% in fiscal 2013 to 3.44% in fiscal 2014. There was an increase of 33 basis points in the net interest margin on the rupee portfolio.

The yield on the rupee portfolio remained at a similar level of 9.95% in fiscal 2013 and fiscal 2014.

•
The yield on rupee advances increased from 12.03% in fiscal 2013 to 12.19% in fiscal 2014. The Bank increased its Base Rate from 9.75% to 10.00% with effect from August 23, 2013. See also “Business—Loan portfolio—Loan pricing”

•
The yield on interest-earning rupee investments decreased from 7.96% in fiscal 2013 to 7.71% in fiscal 2014, primarily due to a decrease in yield on investments other than statutory liquidity ratio investments. The yield on investments other than statutory liquidity ratio investments decreased primarily on account of decrease in yield on pass through certificates, the maturity of high yielding bonds and debentures and an increase in investment in lower yielding Rural Infrastructure Development Fund and other related investments. The above decrease was offset, in part, by an increase in yield from mutual funds and statutory liquidity ratio investments.

•	The yield on other interest-earning rupee assets decreased from 3.14% in fiscal 2013 to 1.94% in fiscal 2014 primarily due to maturity of higher yielding deposits with banks.

•
Interest on income tax refunds decreased from Rs. 2.7 billion in fiscal 2013 to Rs. 2.0 billion in fiscal 2014. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds for the rupee portfolio decreased by 23 basis points from 7.57% in fiscal 2013 to 7.34% in fiscal 2014 primarily due to the following factors:

•
The cost of rupee deposits decreased from 6.71% in fiscal 2013 to 6.40% in fiscal 2014 primarily due to a decrease in the cost of rupee term deposits and an increase in average current and savings account deposits which are lower cost deposits. The cost of rupee term deposits decreased by 31 basis points from 9.09% in fiscal 2013 to 8.78% in fiscal 2014 primarily due to benefit on account of re-pricing of term deposits at lower rates in the beginning of fiscal 2014. This was partly offset by the impact of high cost term deposits mobilized during the second quarter of fiscal 2014 due to higher systemic interest rates. The average current and savings account deposits as a percentage of total rupee deposits increased from 39.6% in fiscal 2013 to 41.9% in fiscal 2014.

The above decrease was offset, in part, by an increase in the cost of rupee borrowings from 10.85% in fiscal 2013 to 11.02% in fiscal 2014.

The yield on our foreign currency portfolio decreased by 11 basis points from 4.52% in fiscal 2013 to 4.41% in fiscal 2014 primarily due to the following:

•
The yield on assets of ICICI Bank Canada decreased primarily due to a decline in the yield on loans and yield on investments. The yield on loans decreased on account of prepayments/repayments of higher yielding loans and an increase in the lower yielding securitized insured mortgages portfolio. The yield on investments decreased primarily on account of sale/maturity of government securities with higher yields in fiscal 2014.

•
The yield on assets of ICICI Bank UK increased primarily due to an increase in the yield on investments. The increase in yield on investments was primarily on account of increase in the bond portfolio with higher yields and sale/maturity of low yielding investments during fiscal 2014. The above increase was offset, in part, by decrease in yield on advances primarily due to decrease in higher yielding loans on account of prepayments/repayments and maturities of higher yielding foreign currency convertible bonds and advances made against foreign currency non-resident (bank) deposits with banks in India, with low yields.

•	The yield on assets of overseas branches of ICICI Bank decreased primarily on account of a decrease in the yield on deposits with banks and term money lending.

The cost of funds for the foreign currency portfolio decreased by 16 basis points from 3.32% in fiscal 2013 to 3.16% in fiscal 2014, due to the following factors:

•
The cost of funds of ICICI Bank Canada decreased due to a decrease in the cost of deposits and the cost of borrowings. The cost of borrowings decreased on account of a decrease in the cost of borrowings through securitization of mortgages.

•
The cost of funds of ICICI Bank UK decreased due to a decrease in the cost of deposits and the cost of borrowings. The cost of deposits decreased on account of the maturities of high cost term deposits and an increase in institutional term deposits and retail term deposits raised at lower rates. Further, there was an increase in the proportion of low cost savings account deposits in the deposit base. The cost of borrowings decreased on account of the repayment of high cost borrowings and new borrowings and repo borrowings raised at lower cost during fiscal 2014.

•	The cost of funds for ICICI Bank’s foreign currency funding decreased primarily on account of a decrease in the cost of borrowings, offset, in part, by an increase in the cost of term deposits.

Interest-earning assets

The average volume of interest-earning assets increased by 10.6% from Rs. 5,272.5 billion in fiscal 2013 to Rs. 5,830.6 billion in fiscal 2014. The increase in interest-earning assets was primarily due to an increase in average loans by Rs. 439.9 billion and an increase in average interest-earning investments by Rs. 156.7 billion.

Average loans increased by 14.0% from Rs. 3,149.3 billion in fiscal 2013 to Rs. 3,589.3 billion in fiscal 2014. Average rupee loans increased from Rs. 2,048.6 billion in fiscal 2013 to Rs. 2,306.4 billion in fiscal 2014, reflecting an increase in both domestic corporate and retail loans. Average foreign currency loans increased by 16.5% from Rs. 1,100.7 billion in fiscal 2013 to Rs. 1,282.8 billion in fiscal 2014, primarily due to the impact of the depreciation of the rupee against the U.S. dollar, an increase in the insured mortgage portfolio of ICICI Bank Canada and an increase in corporate loans and loans against foreign currency non-resident (bank) deposits of ICICI Bank UK.

Average interest-earning investments increased by 8.8% from Rs. 1,790.8 billion in fiscal 2013 to Rs. 1,947.5 billion in fiscal 2014, primarily due to an increase in average interest-earning investments in Indian government securities by 15.1% from Rs. 994.7 billion in fiscal 2013 to Rs. 1,145.1 billion in fiscal 2014. Interest-earning investments, other than Indian government securities include investments in corporate bonds and debentures, certificates of deposits, commercial paper, pass through certificates, the Rural Infrastructure Development Fund and related investments and investments in liquid mutual funds. During fiscal 2014, there was an increase in Rural Infrastructure Development Fund and other related investments and participation certificates and a decrease in bonds and debentures and mutual funds compared to fiscal 2013. Average investments of ICICI Bank Canada decreased due to re-classification of corporate bonds to loans and advances and a decrease in investment in treasury bills. Average investments of ICICI Bank UK decreased on account of a decrease in investments in bonds.

Interest-bearing liabilities

Average interest-bearing liabilities increased by 9.7% from Rs. 4,556.1 billion in fiscal 2013 to Rs. 4,996.4 billion in fiscal 2014 on account of an increase in average deposits by Rs. 276.6 billion and an increase in average borrowings by Rs. 163.7 billion. Average term deposits increased from Rs. 1,815.8 billion in fiscal 2013 to Rs. 1,934.3 billion in fiscal 2014. Average current and savings account deposits increased from Rs. 1,083.4 billion in fiscal 2013 to Rs. 1,241.5 billion in fiscal 2014. Average borrowings increased from Rs. 1,656.9 billion in fiscal 2013 to Rs. 1,820.6 billion in fiscal 2014 due to an increase in bond borrowings, call borrowings, refinance borrowings and collateralized borrowing and lending obligation borrowings, offset, in part, by a decrease in Liquidity Adjustment Facility borrowings and participation certificates. The overseas borrowings of ICICI Bank in rupee terms increased primarily due to the impact of rupee depreciation.

Average deposits of ICICI Bank UK increased primarily due to increase in average savings account deposits. Average borrowings of ICICI Bank UK increased due to an increase in borrowings by way of bankers’ acceptance, bilateral borrowings and borrowings under repurchase transactions, offset, in part, by a decrease in bond borrowings. Average borrowings of ICICI Bank Canada increased primarily on account of an increase in borrowings through securitization of mortgages. However, there was a decrease in average deposits of ICICI Bank Canada due to a decrease in average term deposits and average savings account deposits.

See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	62,767	Rs.	73,241	US$	1,221	16.7%
Profit/(loss) on treasury-related activities (net)(1)		23,994		31,378		523	30.8

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Profit/(loss) on sale of land, buildings and other assets (net)		339		1,352		23	..
Premium and other operating income from insurance business		203,944		193,319		3,222	(5.2)
Miscellaneous income		2,154		1,556		26	(27.7)
Total non-interest income	Rs.	293,198	Rs.	300,846	US$	5,015	2.6%

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

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

Non-interest income increased by 2.6% from Rs. 293.2 billion in fiscal 2013 to Rs. 300.8 billion in fiscal 2014 primarily due to an increase in commission, exchange and brokerage income and profit on treasury-related activities, offset, in part, by a decrease in income from our insurance business.

Commission, exchange and brokerage

Commission, exchange and brokerage income primarily includes fees from our banking business as well as fee and brokerage income of our securities brokering, asset management and venture capital fund management subsidiaries. The fee income of our banking business primarily includes fees from corporate clients such as loan processing fees, transaction banking fees and structuring fees and fees from retail customers such as loan processing fees, credit card fees and service charges on retail deposit accounts.

Commission, exchange and brokerage income increased by 16.7% from Rs. 62.8 billion in fiscal 2013 to Rs. 73.2 billion in fiscal 2014. Commission, exchange and brokerage income of ICICI Bank increased from Rs. 54.6 billion in fiscal 2013 to Rs. 63.1 billion in fiscal 2014 and that of our banking subsidiaries from Rs. 1.6 billion in fiscal 2013 to Rs. 2.3 billion in fiscal 2014. Further, there was an increase in management fees of our asset management subsidiary and brokerage income of our securities broking subsidiary. However, there was a marginal decrease in management fees from our venture capital fund management subsidiary in fiscal 2014.

The commission, exchange and brokerage income of ICICI Bank increased primarily due to an increase in loan processing fees, transaction banking fees, credit card fees and commercial banking fees. Our banking subsidiaries’ fee income increased primarily due to an increase in loan processing fees of ICICI Bank UK.

The management fees of our asset management subsidiary increased in fiscal 2014 compared to fiscal 2013 primarily due to an increase in fees on mutual funds operations on account of an increase in average assets under management and an increase in margins on mutual fund operations. Further, there was an increase in brokerage income and third party product distribution fees of our securities broking subsidiary in fiscal 2014 compared to fiscal 2013.

The management fees of our venture capital fund management subsidiary decreased due to a reduction in outstanding capital of certain funds on account of divestment.

Profit/(loss) on treasury-related activities (net)

Profit/(loss) on treasury-related activities includes income from the sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in the fixed income, equity and preference share portfolio, units of venture capital and private equity funds, units of mutual funds and security receipts issued by asset reconstruction companies. It also includes income from foreign exchange transactions, consisting of various foreign exchange and derivatives transactions with clients, including options and swaps. Profit from treasury-related activities increased by 30.8% from Rs. 24.0 billion in fiscal 2013 to Rs. 31.4 billion in fiscal 2014. The increase in income from treasury-related activities in fiscal 2014 was primarily due to realized gains/reversal of marked-to market losses on equity portfolio, exchange gain on repatriation of retained earnings at overseas branches and profit on security receipts, offset, in part, by lower gains on government securities and other fixed income positions.

Our profit on the government securities portfolio and other fixed income positions decreased from Rs. 7.6 billion in fiscal 2013 to Rs. 5.9 billion in fiscal 2014 primarily due to volatility in financial markets and the sharp upward movement in interest rates during fiscal 2014. The yields on the benchmark 10-year government securities increased from 7.96% at March 29, 2013 to a high of 9.24% at August 19, 2013 following significant outflow of foreign portfolio funds, particularly debt funds. Yields remained volatile and elevated at above 8.00% levels thereafter and were at 8.80% at March 28, 2014.

During fiscal 2014, there was profit on our equity portfolio of Rs. 2.2 billion compared to loss of Rs. 0.4 billion in fiscal 2013 primarily due to realized gains/reversal of mark-to market losses on the equity portfolio in fiscal 2014 as equity markets improved in fiscal 2014.

At year-end fiscal 2014, the Bank had an outstanding net investment of Rs. 8.8 billion in security receipts issued by asset reconstruction companies in relation to the sale of non-performing assets. During fiscal 2014, the Bank recorded realized/unrealized gain on security receipts of Rs. 2.0 billion, compared to a gain of Rs. 0.5 billion in fiscal 2013, primarily due to an improvement in net asset value and realized gains on redemption.

Our income from foreign exchange transactions with clients and from margins on derivatives transactions with clients increased from Rs. 12.8 billion in fiscal 2013 to Rs. 14.1 billion in fiscal 2014, primarily on account of an enhanced focus on large corporate customers and acquisition of new small and medium corporate clients. Further, depreciation in rupee during fiscal 2014 led to higher remittances to India during the year and resulted in higher remittance related fees/commissions.

During fiscal 2014, the Bank made a profit of Rs. 2.2 billion on account of exchange gain on repatriation of retained earnings of US$ 200 million from overseas branches.

We had no credit exposure in funded credit derivatives instruments and non-funded credit derivatives instruments at year-end fiscal 2014 compared to Rs. 0.8 billion of funded credit derivatives instruments and Rs. 3.5 billion of non-funded credit derivatives instruments at year-end fiscal 2013.

Income relating to our insurance business

Income from our insurance business decreased from Rs. 203.9 billion in fiscal 2013 to Rs. 193.3 billion in fiscal 2014, primarily due to a decrease in income from our life insurance business, from Rs. 160.4 billion in fiscal 2013 to Rs. 145.5 billion in fiscal 2014, offset in part by an increase in income from our general insurance business from Rs. 43.5 billion in fiscal 2013 to Rs. 47.8 billion in fiscal 2014. Income from our insurance business included net premium income, fee and commission income and surrender charges, including income on foreclosure of policies. Income from our life insurance business includes net premium income of Rs. 122.7 billion and fee and other life insurance related income of Rs. 22.8 billion in fiscal 2014, compared to net premium income of Rs. 134.1 billion and fee and other life insurance related income of Rs. 26.3 billion in fiscal 2013.

The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company decreased by 8.2% from Rs. 135.4 billion in fiscal 2013 to Rs. 124.3 billion in fiscal 2014. Retail new business premium decreased by 1.5% from Rs. 36.4 billion in fiscal 2013 to Rs. 35.9 billion in fiscal 2014. Retail renewal premium increased marginally from Rs. 80.6 billion in fiscal 2013 to Rs. 81.0 billion in fiscal 2014. Group premium decreased from Rs. 18.4 billion in fiscal 2013 to Rs. 7.4 billion in fiscal 2014. ICICI Prudential Life Insurance Company’s fee and other life insurance related income decreased from Rs. 26.3 billion in fiscal 2013 to Rs. 22.8 billion in fiscal 2014. There was a decrease in policy fees, fund management charges and surrender charges, including income on foreclosure of policies.

Income from our general insurance business includes net premium income amounting to Rs. 42.2 billion and commission income amounting to Rs. 5.6 billion in fiscal 2014, compared to net premium income of Rs. 38.9 billion and commission income of Rs. 4.6 billion in fiscal 2013.

The net premium income increased from Rs. 38.9 billion in fiscal 2013 to Rs. 42.2 billion in fiscal 2014 primarily due to the growth in weather insurance and motor insurance business. Commission income of ICICI

Lombard General Insurance Company increased by 19.6% from Rs. 4.6 billion in fiscal 2013 to Rs. 5.6 billion in fiscal 2014, primarily due to an increase in commission on reinsurance ceded in retail health insurance business.

Miscellaneous income

Miscellaneous income decreased from Rs. 2.2 billion in fiscal 2013 to Rs. 1.6 billion in fiscal 2014.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	56,291	Rs.	59,688	US$	995	6.0%
Depreciation on own property		5,926		6,876		115	16.0
Auditor’s fees and expenses		167		210		4	25.6
Depreciation on leased assets		328		317		5	(3.4)
Expenses pertaining to insurance business		173,517		162,367		2,706	(6.4)
Other administrative expenses		65,841		77,206		1,286	17.3
Total non-interest expenses	Rs.	302,070	Rs.	306,664	US$	5,111	1.5%

Non-interest expense primarily includes expenses relating to our insurance business, payment to and provision for employees and other administrative expenses. Operating expenses increased from Rs. 302.1 billion in fiscal 2013 to Rs. 306.7 billion in fiscal 2014 primarily due to an increase in payments to and provisions for employees and other administrative expenses offset, in part, by a decrease in expenses related to our insurance business.

Payments to and provisions for employees

Employee expenses increased by 6.0% from Rs. 56.3 billion in fiscal 2013 to Rs. 59.7 billion in fiscal 2014, reflecting an annual increase in salaries and an increase in our employee base, offset, in part, by a decrease in provision for retirement benefit obligations due to an increase in the discount rate, which is linked to the yield on government securities. Our employee base, including sales executives, employees on fixed term contracts and interns, increased from 85,217 at year-end fiscal 2013 to 94,204 at year-end fiscal 2014.

The employee expenses of ICICI Bank increased by 8.4% from Rs. 38.9 billion in fiscal 2013 to Rs. 42.2 billion in fiscal 2014. Employee expenses increased primarily due to annual increments and an increase in the employee base, including sales executives, employees on fixed term contracts and interns, from 62,065 employees at year-end fiscal 2013 to 72,226 employees at year-end fiscal 2014. This was offset, in part, by a decrease in provision for retirement benefit obligations due to an increase in the discount rate, which is linked to the yield on government securities. Pension related costs decreased from Rs. 2.4 billion in fiscal 2013 to Rs. 1.6 billion in fiscal 2014.

Employee expenses for ICICI Prudential Life Insurance Company decreased by 7.0% from Rs. 7.7 billion in fiscal 2013 to Rs. 7.2 billion in fiscal 2014 primarily due to a decrease in employee base from 12,841 at year-end fiscal 2013 to 10,745 at year-end fiscal 2014. Employee expenses of ICICI Lombard General Insurance Company increased marginally from Rs. 3.1 billion in fiscal 2013 to Rs. 3.2 billion in fiscal 2014.

Depreciation

Depreciation on owned property increased from Rs. 5.9 billion in fiscal 2013 to Rs. 6.9 billion in fiscal 2014 due to an increase in fixed assets. Depreciation on leased assets remained at similar levels at Rs. 0.3 billion in fiscal 2013 and fiscal 2014.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance, direct marketing agency expenses and other expenditures. Other administrative expenses increased by 17.3% from Rs. 65.8 billion in fiscal 2013 to Rs. 77.2 billion in fiscal 2014, primarily due to an increase in expenses of ICICI Bank and our general insurance subsidiary. Other administrative expenses of ICICI Bank increased from Rs. 46.3 billion in fiscal 2013 to Rs. 55.1 billion in fiscal 2014 primarily on account of an increase in the branch and ATM network of the Bank and an increase in retail business volume. The number of branches and extension counters of ICICI Bank in India increased from 3,100 at year-end fiscal 2013 to 3,753 at year-end fiscal 2014. ICICI Bank also increased its ATM network from 10,481 ATMs at year-end fiscal 2013 to 11,315 ATMs at year-end fiscal 2014. Further, there was an increase in the advertisement expenses and other business support expenses of our general insurance subsidiary in fiscal 2014 compared to fiscal 2013.

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). Expenses relating to our insurance business decreased by 6.4% from Rs. 173.5 billion in fiscal 2013 to Rs. 162.4 billion in fiscal 2014, primarily due to a decrease in the business volume of our life insurance subsidiary, offset, in part, by an increase in claims and benefit payouts of our general insurance subsidiary. The expenses related to our insurance business include expenses of our life insurance subsidiary amounting to Rs. 123.5 billion and of our general insurance subsidiary amounting to Rs. 38.9 billion in fiscal 2014, compared to expenses of Rs. 137.4 billion for our life insurance subsidiary and Rs. 36.1 billion for our general insurance subsidiary in fiscal 2013.

The expenses of our life insurance business include increase in reserves for actuarial liability (including the investible portion of the premium on unit-linked policies) of Rs. 110.3 billion, claims and benefit payouts and commission expenses of Rs. 13.2 billion in fiscal 2014, compared to Rs. 122.1 billion of increase in reserves for actuarial liability (including the investible portion of the premium on unit-linked policies), claims and benefit payouts and commission expenses of Rs. 15.3 billion in fiscal 2013.

During fiscal 2014, the reserves for the actuarial liability of the life insurance business (including the investible portion of the premium on unit-linked policies) decreased from Rs. 122.1 billion in fiscal 2013 to Rs. 110.3 billion in fiscal 2014, primarily due to a decrease in the volume of our unit-linked insurance business (including renewal) and single premium business. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying fund. The claims and benefit payouts and commission expenses decreased from Rs. 15.3 billion in fiscal 2013 to Rs. 13.2 billion in fiscal 2014, primarily due to a decrease in surrender claims pertaining to group business and lower commission expenses due to a change in product mix from conventional products to linked products. In line with Indian accounting norms for insurance companies, we do not amortize the customer acquisition cost, but account for the expenses as incurred.

The expenses of our general insurance business increased from Rs. 36.1 billion in fiscal 2013 to Rs. 38.9 billion in fiscal 2014. Claims and benefit payouts increased from Rs. 33.8 billion in fiscal 2013 to Rs. 36.2 billion in fiscal 2014, primarily due to certain high value claims in weather insurance, engineering insurance business, aviation insurance business and group health insurance. The commission expenses increased from Rs. 2.3 billion in fiscal 2013 to Rs. 2.7 billion in fiscal 2014, reflecting higher business volumes.

In accordance with the Insurance Regulatory and Development Authority guidelines, ICICI Lombard General Insurance Company, together with all other general insurance companies, participated in the Pool, administered by the General Insurance Corporation of India covering third party risks of commercial vehicles, from April 1, 2007. As per the Insurance Regulatory and Development Authority direction effective March 31, 2012, the Pool was dismantled on a clean cut basis and general insurance companies were required to recognize the Pool liabilities as per loss ratios estimated by the General Actuaries Department of the United Kingdom.

Further, in accordance with the Insurance Regulatory and Development Authority direction effective April 1, 2012, ICICI Lombard General Insurance Company together with other insurance companies participated in the Declined Risk Pool. Every insurer is required to underwrite a minimum percentage of standalone commercial vehicle motor third party insurance.

During fiscal 2014, the Insurance Regulatory and Development Authority declared the ultimate loss ratio for the Declined Risk Pool for fiscal 2013 at 210% against the provisional estimate of 145%. Further, the Insurance Regulatory and Development Authority advised that provisions for quarterly settlements for fiscal 2014 should be done at 210%. Accordingly, ICICI Lombard General Insurance Company accounted for the change in the ultimate loss ratio from 145% to 210% for fiscal 2013 in fiscal 2014. Further, as per the Insurance Regulatory and Development Authority recommendation, ICICI Lombard General Insurance Company also accounted for the claims in respect of fiscal 2014 based on the revised ultimate loss ratio of 210%. The change in the ultimate loss ratio from 145% to 210% has resulted in an adverse impact of Rs. 0.4 billion.

See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and contingencies (excluding tax provisions)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	1,718	Rs.	1,629	US$	27	(5.2)%
Provision for non-performing and other assets		15,514		24,818		414	60.0
Provision for standard assets		1,350		1,592		27	17.9
Others		2,370		964		16	(59.3)
Total provisions and contingencies (excluding tax)	Rs.	20,952	Rs.	29,003	US$	484	38.4%

Provisions are generally made by ICICI Bank on standard, substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided/written off to the extent required by Reserve Bank of India guidelines. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provisions on non-performing retail loans are made at the borrower level in accordance with the provisioning policy of ICICI Bank. The specific provisions on retail loans held by ICICI Bank are higher than the minimum regulatory requirement. In addition to the specific provision on non-performing assets, ICICI Bank maintains a general provision on performing loans and advances at rates prescribed by the Reserve Bank of India. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulatory requirements and the Reserve Bank of India requirement. See also “Business—Loan portfolio—Classification of Loans”.

Provisions and contingencies (excluding provisions for tax) increased by 38.4% from Rs. 21.0 billion in fiscal 2013 to Rs. 29.0 billion in fiscal 2014, primarily due to an increase in provisions for non-performing and restructured assets. The provision for non-performing and restructured assets increased from Rs. 15.5 billion in fiscal 2013 to Rs. 24.8 billion in fiscal 2014. Since fiscal 2012, the Indian economy experienced a moderation in growth. Interest rates in the economy rose following tightening of monetary policy in response to high inflation. The corporate sector experienced a decline in sales and profit growth, and also experienced elongation of working capital cycles and a high level of receivables. The Indian rupee depreciated significantly vis-a-vis the U.S. dollar during this period. Further, corporate investment activity was impacted by concerns over administrative clearances and issues around access to land and natural resources. For example, there have been concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies found it difficult to access equity capital markets and several companies and sectors have relatively high leverage. These trends and concerns persisted during fiscal 2014. Against initial expectations of a moderate recovery in fiscal 2014, growth in gross domestic product remained at 4.7% compared to 4.5% in fiscal 2013, with industrial growth further moderating to 0.4% in fiscal 2014 compared to 1.0% in fiscal 2013. In addition, given higher than expected inflation levels in the second half of fiscal 2014, the Reserve Bank of India increased the repo rate by 50 basis points during the year, as against initial expectations of a reduction in interest rates in fiscal 2014. Further, financial markets remained volatile, particularly in the first half of fiscal 2014, driven by a sharp depreciation in the exchange rate and consequent measures taken by the Reserve Bank of India to address the same. See also “—Executive Summary-Business environment—Trends in fiscal 2014”. Due to these and other factors, there has been an increase in the non-performing and restructured loans of Indian banks, including us. The provision, net of write-back of excess provisions, on commercial loans increased from Rs. 14.4 billion in fiscal 2013 to Rs. 19.9 billion in fiscal 2014, primarily on account of an increase in additions to non-performing and restructured loans in the small and medium enterprises and corporate loan portfolio.

The provisions, net of write-back of excess provision, against non-performing consumer loans increased from Rs. 1.1 billion in fiscal 2013 to Rs. 2.5 billion in fiscal 2014. The diminution in fair value of restructured loans (including the provision for funded interest) increased from Rs. 0.7 billion in fiscal 2013 to Rs. 5.9 billion in fiscal 2014.

See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets” and “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Restructured Loans”.

ICICI Bank’s provisioning coverage ratio at year-end fiscal 2014, computed in accordance with the Reserve Bank of India guidelines, was 68.6%.

General provision on standard assets increased from Rs. 1.4 billion in fiscal 2013 to Rs. 1.6 billion in fiscal 2014 primarily due to an increase in loan portfolio and higher general provision on restructured loans of ICICI Bank, offset, in part by an increase in write-back of provisions of ICICI Bank UK and ICICI Bank Canada. We held a cumulative general provision of Rs. 21.4 billion at year-end fiscal 2014 compared to Rs. 19.1 billion at year-end fiscal 2013.

Provisions, including general provisions on performing assets, as a percentage of gross customer assets were 2.5% at year-end fiscal 2014 compared to 2.6% at year-end fiscal 2013.

Provision for investments decreased from Rs. 1.7 billion in fiscal 2013 to Rs. 1.6 billion in fiscal 2014.

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

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of restructured loans.

	At March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)	Rs.	52,717	Rs.	67,307	US$	1,122	27.7%
Add: Loans restructured during the year		24,887		69,372		1,156	178.7
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		2,756		7,096		118	157.5
Less: Loans upgraded to standard category during the year		(2,609)		(876)		(15)	(66.4)

	At March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Less: Loans downgraded to non-performing category during the year		(4,491)		(7,284)		(121)	62.2
Less: Repayments during the year		(5,953)		(2,167)		(36)	(63.6)
Gross restructured loans	Rs.	67,307	Rs.	133,448	US$	2,224	98.3
Provisions for restructured loans		(5,294)		(11,235)		(187)	112.2
Net restructured loans	Rs.	62,013	Rs.	122,213	US$	2,037	97.1
Average balance of net restructured loans(1)		51,709		85,603		1,427	65.5
Gross customer assets	Rs.	4,001,517	Rs.	4,615,808	US$	76,930	15.4%
Net customer assets		3,914,869		4,523,471		75,391	15.5
Gross restructured loans as a percentage of gross customer assets		1.7%		2.9%
Net restructured loans as a percentage of net customer assets		1.6%		2.7%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

(2)	Based on the Reserve Bank of India guidelines effective fiscal 2013, restructured loans include all loans to a borrower where any of the loan facilities have been restructured.

Since fiscal 2012, the Indian economy experienced a moderation in growth. Interest rates in the economy rose following tightening of monetary policy in response to high inflation. The corporate sector experienced a decline in sales and profit growth, and also experienced elongation of working capital cycles and a high level of receivables. The Indian rupee depreciated significantly vis-a-vis the U.S. dollar during this period. Further, corporate investment activity was impacted by concerns over administrative clearances and issues around access to land and natural resources. For example, there have been concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies found it difficult to access equity capital markets and several companies and sectors have relatively high leverage. These trends and concerns persisted during fiscal 2014. Against initial expectations of a moderate recovery in fiscal 2014, growth in gross domestic product remained at 4.7% compared to 4.5% in fiscal 2013, with industrial growth further moderating to 0.4% in fiscal 2014 compared to 1.0% in fiscal 2013. In addition, given higher than expected inflation levels in the second half of fiscal 2014, the Reserve Bank of India increased the repo rate by 50 basis points during the year, as against initial expectations of a reduction in interest rates in fiscal 2014. Further, financial markets remained volatile, particularly in the first half of fiscal 2014, driven by a sharp depreciation in the exchange rate and consequent measures taken by the Reserve Bank of India to address the same. See also “—Executive Summary-Business environment-Trends in fiscal 2014”. Due to these and other factors, there has been an increase in the non-performing and restructured loans of Indian banks, including us.

During fiscal 2014, loans amounting to Rs. 69.4 billion were restructured as compared to Rs. 24.9 billion in fiscal 2013. There were no borrower accounts that were restructured for a second time during fiscal 2014. After restructuring, based on the satisfactory performance of the borrower over a period of at least one year and after it reverts to the normal level of general provision for standard loans/risk weights for capital adequacy computations, the restructured account may be upgraded and removed from this category. During fiscal 2014, based on payment performance, the Bank upgraded certain borrower accounts with outstanding loans totaling Rs. 0.9 billion as compared to Rs. 2.6 billion during fiscal 2013. The gross restructured loans increased by 98.3% from Rs. 67.3 billion at year-end fiscal 2013 to Rs. 133.4 billion at year-end fiscal 2014, while the net restructured loans increased by 97.1% from Rs. 62.0 billion at year-end fiscal 2013 to Rs. 122.2 billion at year-end fiscal 2014. The net restructured loans were 2.7% of net customer assets at year-end fiscal 2014, compared to 1.6% at year-end fiscal 2013. At year-end fiscal 2014, the diminution in fair value of restructured loans (including the provision for funded interest) was Rs. 11.2 billion compared to Rs. 5.3 billion at year-end fiscal 2013. See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers— Restructured Loans”.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Gross non-performing assets(1)	Rs.	107,165	Rs.	122,994	US$	2,050	14.8%
Provisions for non-performing assets(1)		(78,016)		(78,366)		(1,306)	0.4
Net non-performing assets(1)	Rs.	29,149	Rs.	44,628	US$	744	53.1%
Gross customer assets	Rs.	4,001,517	Rs.	4,615,808	US$	76,930	15.4%
Net customer assets		3,914,869		4,523,471		75,391	15.5
Gross non-performing assets as a percentage of gross customer assets		2.7%		2.7%
Net non-performing assets as a percentage of net customer assets		0.7%		1.0%

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

Since fiscal 2012, the Indian economy experienced a moderation in growth. Interest rates in the economy rose following tightening of monetary policy in response to high inflation. The corporate sector experienced a decline in sales and profit growth, and also experienced elongation of working capital cycles and a high level of receivables. The Indian rupee depreciated significantly vis-a-vis the U.S. dollar during this period. Further, corporate investment activity was impacted by concerns over administrative clearances and issues around access to land and natural resources. For example, there have been concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies found it difficult to access equity capital markets and several companies and sectors have relatively high leverage. These trends and concerns persisted during fiscal 2014. Against initial expectations of a moderate recovery in fiscal 2014, growth in gross domestic product remained at 4.7% compared to 4.5% in fiscal 2013, with industrial growth further moderating to 0.4% in fiscal 2014 compared to 1.0% in fiscal 2013. In addition, given higher than expected inflation levels in the second half of fiscal 2014, the Reserve Bank of India increased the repo rate by 50 basis points during the year, as against initial expectations of a reduction in interest rates in fiscal 2014. Further, financial markets remained volatile, particularly in the first half of fiscal 2014, driven by a sharp depreciation in the exchange rate and consequent measures taken by the Reserve Bank of India to address the same. See also “—Executive Summary-Business environment-Trends in fiscal 2014”. Due to these and other factors, there has been an increase in the non-performing and restructured loans of Indian banks, including us. Gross additions to non-performing assets in fiscal 2014 were higher at Rs. 53.6 billion as compared to Rs. 38.9 billion in fiscal 2013 primarily due to increase in commercial loans. During fiscal 2014, we upgraded non-performing assets amounting to Rs. 4.4 billion and made recoveries against non-performing assets amounting to Rs. 11.2 billion. During fiscal 2014, loans amounting to Rs. 22.2 billion were written-off as compared to Rs. 18.1 billion in fiscal 2013. As a result, gross non-performing assets increased from Rs. 107.2 billion at year-end fiscal 2013 to Rs. 123.0 billion at year-end fiscal 2014.

Gross additions to non-performing consumer loans increased from Rs. 9.9 billion in fiscal 2013 to Rs. 12.8 billion during fiscal 2014 reflecting an increase in loan book. Gross additions to non-performing commercial loans increased from Rs. 29.0 billion in fiscal 2013 to Rs. 40.8 billion in fiscal 2014. See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets”.

 In fiscal 2013, the Bank sold four commercial loans with aggregate book value (net of provision) of Rs. 0.1 billion to an asset reconstruction company. In fiscal 2014, the Bank sold two commercial loans with aggregate book value (net of provision) of Rs. 1.5 billion to an asset reconstruction company. See also “Business—Classification of Loans—Non-Performing Asset Strategy”.

As a percentage of net customer assets, net non-performing assets were 1.0% at year-end fiscal 2014, compared to 0.7% at year-end fiscal 2013.

Tax Expense

Income tax expense increased by 32.1% from Rs. 34.9 billion in fiscal 2013 to Rs. 46.1 billion in fiscal 2014 due to an increase in profit before tax and increase in the effective tax rate. The effective tax rate increased from 25.6% in fiscal 2013 to 28.3% in fiscal 2014. The increase in effective tax rate was primarily due to the creation of deferred tax liability on Special Reserve by the Bank and an increase in surcharge on income tax from 5.0% in fiscal 2013 to 10.0% in fiscal 2014, offset, in part, due to tax benefit in our insurance subsidiaries.

The Bank creates special reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1)(viii) of the Income Tax Act, 1961. Any drawdown from the reserve is subject to taxation. The Reserve Bank of India, through its circular dated December 20, 2013, advised banks to create deferred tax liability on the amount outstanding in special reserve, as a matter of prudence. In accordance with these guidelines, the Bank created a deferred tax liability of Rs. 14.2 billion on special reserve outstanding at year-end fiscal 2013, by reducing the general reserves. Further, the tax expense of the Bank for fiscal 2014 was higher by Rs. 3.0 billion due to the creation of deferred tax liability on the special reserve created in fiscal 2014.

Income tax expense of our life insurance subsidiary was a tax benefit of Rs. 0.4 billion in fiscal 2014 compared to a tax expense of Rs. 0.7 billion in fiscal 2013. Income tax expense of our general insurance subsidiary was a tax expense of Rs. 0.1 billion in fiscal 2014 compared to a tax benefit of Rs. 0.2 billion in fiscal 2013. The lower tax expense or tax benefit was primarily due to tax benefit on carried forward business losses of earlier years, which were adjusted with current year’s profit for tax purpose. As per Indian GAAP accounting guidelines, deferred tax were not created on such losses in earlier years, resulting in lower effective tax rate for our insurance subsidiaries during current year.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	493,709	Rs.	482,582	US$	8,043	(2.3)%
Investments		2,556,667		2,676,094		44,602	4.7
Advances (net of provisions)		3,299,741		3,873,418		64,557	17.4
Fixed assets		54,735		55,068		918	0.6
Other assets		343,365		388,095		6,468	13.0
Total assets	Rs.	6,748,217	Rs.	7,475,257	US$	124,588	10.8%

Our total assets increased by 10.8% from Rs. 6,748.2 billion at year-end fiscal 2013 to Rs. 7,475.3 billion at year-end fiscal 2014 primarily due to an increase in net advances and investments. Net advances increased by 17.4% from Rs. 3,299.7 billion at year-end fiscal 2013 to Rs. 3,873.4 billion at year-end fiscal 2014. Investments increased by 4.7% from Rs. 2,556.7 billion at year-end fiscal 2013 to Rs. 2,676.1 billion at year-end fiscal 2014.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents decreased from Rs. 493.7 billion at year-end fiscal 2013 to Rs. 482.6 billion at year-end fiscal 2014 primarily due to a decrease in deposits with other banks and term money lent, offset, in part, by an increase in the balances with the Reserve Bank of India.

Investments

Total investments increased by 4.7% from Rs. 2,556.7 billion at year-end fiscal 2013 to Rs. 2,676.1 billion at year-end fiscal 2014. Investments of ICICI Bank increased from Rs. 1,713.9 billion at year-end fiscal 2013 to Rs. 1,770.2 billion at year-end fiscal 2014 primarily due to an increase in investments in the Rural Infrastructure Development Fund and in other related investments in lieu of a shortfall in meeting directed lending requirements, pass-through-certificates and investments in government securities. This was offset, in part, by a decrease in investments in corporate bonds and debentures and commercial paper and certificates of deposit. The investment of ICICI Bank in government securities increased from Rs. 930.3 billion in fiscal 2013 to Rs. 958.9 billion in fiscal 2014.

Investments of ICICI Prudential Life Insurance Company increased from Rs. 720.3 billion at year-end fiscal 2013 to Rs. 790.9 billion at year-end fiscal 2014. The investments, other than held to cover linked liabilities, increased from Rs. 145.1 billion at year-end fiscal 2013 to Rs. 187.8 billion at year-end fiscal 2014 primarily on account of an increase in investment in government securities, corporate bonds and debentures, certificates of deposit and equity shares.

Investments of ICICI Lombard General Insurance Company increased from Rs. 67.3 billion at year-end fiscal 2013 to Rs. 87.5 billion primarily on account of increase in government securities, corporate bonds and debentures, offset, in part, by a decrease in certificates of deposit.

Our total investment in government securities in India of Rs. 1,147.5 billion at year-end fiscal 2014, compared to Rs. 1,097.6 billion at year-end fiscal 2013.

Investments of our overseas banking subsidiaries decreased primarily due to a decline in the investment portfolio of ICICI Bank Canada. ICICI Bank Canada’s investment portfolio decreased by 52.5% from Rs. 58.9 billion at year-end fiscal 2013 to Rs. 28.0 billion at year-end fiscal 2014 primarily due to transfer of certain corporate bonds, with a fair value of CAD 532 million (Rs. 28.9 billion) (amortized cost of CAD 521 million (Rs. 28.3 billion)), from the available-for-sale category to loans and receivables during fiscal 2014. Investments of ICICI Bank UK increased from Rs. 28.5 billion at year-end fiscal 2013 to Rs. 29.9 billion at year-end fiscal 2014.

At year-end fiscal 2014, we had no funded credit derivatives as compared to Rs. 0.8 billion at year-end fiscal 2013. At year-end fiscal 2014, the Bank had an outstanding net investment of Rs. 8.8 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets, compared to Rs. 11.5 billion at year-end fiscal 2013. See also “Business—Overview of Our Products and Services—Treasury”.

Advances

Net advances increased by 17.4% from Rs. 3,299.7 billion at year-end fiscal 2013 to Rs. 3,873.4 billion at year-end fiscal 2014 primarily due to an increase in retail advances and overseas corporate advances.

Net retail advances of ICICI Bank increased by 23.0% from Rs. 1,073.6 billion at year-end fiscal 2013 to Rs. 1,320.1 billion at year-end fiscal 2014 primarily due to an increase in home loans and automobile loans portfolio. Net advances of the overseas branches (including the offshore banking unit) of ICICI Bank increased in U.S. dollar terms by 11.1% from US$ 13.5 billion at year-end fiscal 2013 to US$ 15.0 billion at year-end fiscal 2014. However, due to exchange rate movements, the net advances of overseas branches (including offshore banking unit), in rupee terms, increased by 22.3% from Rs. 733.6 billion at year-end fiscal 2013 to Rs. 897.0 billion at year-end fiscal 2014. The rupee depreciated from Rs. 54.29 per USD at year-end fiscal 2013 to Rs. 59.92 per USD at year-end fiscal 2014.

Net advances of overseas banking subsidiaries increased in U.S. dollar terms by 10.8% from US$ 6.5 billion at year-end fiscal 2013 to US$ 7.2 billion at year-end fiscal 2014. However, due to exchange rate movements, the net advances increased by 22.7% from Rs. 351.7 billion at year-end fiscal 2013 to Rs. 431.7 billion at year-end fiscal 2014. Advances of ICICI Bank Canada increased primarily due to the transfer of certain corporate bonds, with a fair value of CAD 532 million (Rs. 28.9 billion) (amortized cost of CAD 521 million (Rs. 28.3 billion)), from the available-for-sale category to loans and receivables during fiscal 2014 and an increase in the insured mortgages portfolio offset, in part, by a decrease in the corporate loan portfolio. Advances of ICICI Bank UK increased primarily due to an increase in corporate loan portfolio and loan against foreign currency non-resident (bank) deposits, offset, in part, by a reduction on account of maturities and redemptions. See also “Business – Loan Portfolio”.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased marginally by 0.6% from Rs. 54.7 billion at year-end fiscal 2013 to Rs. 55.1 billion at year-end fiscal

2014. Other assets increased by 13.0% from Rs. 343.4 billion at year-end fiscal 2013 to Rs. 388.1 billion at year-end fiscal 2014.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Deposits	Rs.	3,147,705	Rs.	3,595,127	US$	59,919	14.2%
Borrowings(1)		1,728,882		1,835,421		30,590	6.2
Other liabilities(2)		1,166,948		1,260,303		21,005	8.0
Minority interest		17,058		20,108		335	17.9
Total liabilities		6,060,593		6,710,959		111,849	10.7
Equity share capital		11,536		11,550		193	0.1
Reserves and surplus(3)		676,088		752,748		12,546	11.3
Total liabilities (including capital and reserves)	Rs.	6,748,217	Rs.	7,475,257	US$	124,588	10.8%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

(2)	Includes proposed dividend (including corporate dividend tax) of Rs. 29.6 billion for fiscal 2014 (fiscal 2013: Rs. 26.4 billion).

(3)	Includes employees stock options outstanding.

Our total liabilities (including capital and reserves) increased by 10.8% from Rs. 6,748.2 billion at year-end fiscal 2013 to Rs. 7,475.3 billion at year-end fiscal 2014, primarily due to an increase in deposits and borrowings.

Deposits

Deposits increased by 14.2% from Rs. 3,147.7 billion at year-end fiscal 2013 to Rs. 3,595.1 billion at year-end fiscal 2014. Term deposits of ICICI Bank increased from Rs. 1,700.4 billion at year-end fiscal 2013 to Rs. 1,895.4 billion at year-end fiscal 2014 primarily due to an increase in foreign currency non-resident (bank) deposits mobilized during the year. Savings account deposits increased from Rs. 856.5 billion at year-end fiscal 2013 to Rs. 991.3 billion at year-end fiscal 2014 and current account deposits increased from Rs. 369.3 billion at year-end fiscal 2013 to Rs. 432.5 billion at year-end fiscal 2014. The current and savings account deposits of ICICI Bank increased from Rs. 1,225.8 billion at year-end fiscal 2013 to Rs. 1,423.8 billion at year-end fiscal 2014.

Deposits of ICICI Bank UK increased from Rs. 97.7 billion at year-end fiscal 2013 to Rs. 151.8 billion at year-end fiscal 2014, primarily due to an increase in savings account deposits and term deposits. The deposits of ICICI Bank Canada increased from Rs. 128.8 billion at year-end fiscal 2013 to Rs. 132.1 billion at year-end fiscal 2014, primarily due to an increase in term deposits from Rs. 85.7 billion at year-end fiscal 2013 to Rs. 96.2 billion at year-end fiscal 2014, offset, in part, by a decrease in savings account deposits from Rs. 38.3 billion at year-end fiscal 2013 to Rs. 31.8 billion at year-end fiscal 2014.

Our total term deposits increased from Rs. 1,846.3 billion at year-end fiscal 2013 to Rs. 2,073.2 billion at year-end fiscal 2014, while savings deposits increased from Rs. 921.7 billion at year-end fiscal 2013 to Rs. 1,078.3 billion at year-end fiscal 2014. Total deposits at year-end fiscal 2014 formed 66.2% of our funding (i.e., deposits and borrowings, including subordinated debt and redeemable non-cumulative preference shares). See also “Business—Funding”.

Borrowings

Borrowings (including redeemable non-cumulative preference shares and subordinated debt) increased by 6.2% from Rs. 1,728.9 billion at year-end fiscal 2013 to Rs. 1,835.4 billion at year-end fiscal 2014. Borrowings of ICICI Bank increased primarily due to overseas borrowings including call and term borrowings and refinance borrowings, offset, in part, by a decrease in borrowings under the liquidity adjustment facility with the Reserve Bank of India at year-end fiscal 2014. The increase in overseas borrowings also reflects rupee depreciation from Rs. 54.29 per USD at year-end fiscal 2013 to Rs. 59.92 per USD at year-end fiscal 2014.

Further, there was an increase in borrowings of ICICI Bank UK during fiscal 2014 due to an increase in borrowings by way of bankers’ acceptance, bilateral borrowings and borrowings under repurchase transactions during fiscal 2014, offset, in part, by a decrease in bond borrowings. The borrowings of ICICI Bank Canada increased due to an increase in borrowings through securitization of mortgages offset, in part, by repayment of subordinated debt. See also “Business—Funding”.

Other liabilities

Other liabilities primarily consist of liabilities on insurance policies in force, pertaining to our insurance subsidiaries, and proposed dividend including corporate dividend tax. Other liabilities increased by 8.0% from Rs. 1,166.9 billion at year-end fiscal 2013 to Rs. 1,260.3 billion at year-end fiscal 2014 primarily due to an increase in liabilities on policies in force of our life insurance business from Rs. 689.1 billion at year-end fiscal 2013 to Rs. 749.3 billion at year-end fiscal 2014. The increase in liabilities on insurance policies in force was primarily due to increase in linked policy liabilities due to higher equity valuations and an increase in non-linked business resulting in higher reserving requirement in fiscal 2014.

Other liabilities include proposed dividends (including corporate dividend tax) of Rs. 29.6 billion for fiscal 2014 compared to Rs. 26.4 billion in fiscal 2013. In India, dividends declared for a fiscal year are normally paid in the following year. We declared a dividend of Rs. 20.00 per equity share for fiscal 2013, which was paid in fiscal 2014. We declared a dividend of Rs. 23.00 per equity share for fiscal 2014, which has been paid in fiscal 2015.

Equity share capital and reserves

Stockholders’ equity increased from Rs. 687.6 billion at year-end fiscal 2013 to Rs. 764.3 billion at year-end fiscal 2014 primarily due to the annual accretion to reserves out of profit, offset, in part, by proposed dividend and deferred tax liability created through reserves on Special Reserve outstanding at year-end fiscal 2013.

Fiscal 2013 to Fiscal 2012

Summary

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

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Interest income(1)	Rs.	379,948	Rs.	448,846	US$	7,481	18.1%
Interest expense		(250,132)		(282,854)		(4,714)	13.1
Net interest income	Rs.	129,816	Rs.	165,992	US$	2,767	27.9%

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

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

The yield on the rupee portfolio increased by 63 basis points from 9.32% in fiscal 2012 to 9.95% in fiscal 2013, due to the following factors:

•
The yield on rupee advances increased from 11.72% in fiscal 2012 to 12.03% in fiscal 2013 primarily due to an increase in yield on domestic corporate loans. The yield on domestic corporate loans increased as a result of incremental disbursements at higher lending rates and also due to the full impact of the increase in the Bank’s base rate during fiscal 2012. In response to tight liquidity conditions and a rising interest rate environment, scheduled commercial banks increased their lending and deposit rates during fiscal 2012. The Bank increased its base rate by 125 basis points, in three phases, during fiscal 2012 from 8.75% at the end of March 2011 to 10.00%. The full impact of this increase was reflected in the yield on rupee advances in fiscal 2013. However, the Bank reduced its base rate during fiscal 2013 from 10.00% at year-end fiscal 2012 to 9.75% at year-end fiscal 2013. See also “Business—Loan pricing”.

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

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	63,155	Rs.	62,767	US$	1,046	(0.6)%
Profit/(loss) on treasury-related activities (net)(1)		16,908		23,994		400	41.9
Profit/(loss) on sale of land, buildings and other assets (net)		(37)		339		6	–
Premium and other operating income from insurance business		204,878		203,944		3,399	(0.5)
Miscellaneous income		1,730		2,154		36	24.4
Total non-interest income	Rs.	286,634	Rs.	293,198	US$	4,887	2.3%

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

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

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	51,013	Rs.	56,291	US$	938	10.3%
Depreciation on own property		6,292		5,926		99	(5.8)
Auditor’s fees and expenses		160		167		3	4.5
Depreciation on leased assets		423		328		5	(22.3)
Expenses pertaining to insurance business		179,254		173,517		2,892	(3.2)
Other administrative expenses		58,379		65,841		1,097	12.8
Total non-interest expenses	Rs.	295,521	Rs.	302,070	US$	5,034	2.2%

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

Provisions and contingencies (excluding tax provisions)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	1,174	Rs.	1,718	US$	29	46.4%
Provision for non-performing and other assets		10,501		15,514		259	47.7
Provision for standard assets		288		1,350		22	–
Others		2,100		2,370		40	12.8
Total provisions and contingencies (excluding tax)	Rs.	14,063	Rs.	20,952	US$	350	49.0%

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

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of restructured loans.

	At March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)	Rs.	29,104	Rs.	52,717	US$	879	81.1%
Add: Loans restructured during the year		38,776		24,887		415	(35.8)
Add: Increase in loans outstanding to previously restructured loans		868		2,756		46	–
Less: Loans upgraded to standard category during the year		(8,986)		(2,609)		(43)	(71.0)
Less: Loans downgraded to non-performing category during the year		(1,233)		(4,491)		(75)	-
Less: Repayments during the year		(5,812)		(5,953)		(99)	2.4
Gross restructured loans	Rs.	52,717	Rs.	67,307	US$	1,123	27.7
Provisions for restructured loans		(4,642)		(5,294)		(88)	14.0
Net restructured loans	Rs.	48,075	Rs.	62,013	US$	1,035	29.0
Average balance of net restructured loans(1)		37,056		51,709		862	39.5
Gross customer assets	Rs.	3,531,625	Rs.	4,001,517	US$	66,692	13.3%
Net customer assets		3,443,817		3,914,869		65,248	13.7
Gross restructured loans as a percentage of gross customer assets		1.5%		1.7%
Net restructured loans as a percentage of net customer assets		1.4%		1.6%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

(2)
Based on the Reserve bank of India guidelines effective fiscal 2013, restructured loans include all loans to borrower where any of the loans have been restructured. Accordingly, numbers for earlier years presented have also been re-classified.

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

During fiscal 2013, loans amounting to Rs. 24.9 billion were restructured as compared to Rs. 38.8 billion in fiscal 2012. Two non-performing borrower accounts were restructured for a second time during fiscal 2013. After restructuring, based on the satisfactory performance of the borrower over a period of atleast one year and after it reverts to the normal level of general provision for standard loans/risk weights for capital adequacy computations, the restructured account may be upgraded and removed from this category. During fiscal 2013, based on payment performance, the Bank upgraded certain borrower accounts with outstanding loans totaling Rs. 2.6 billion as compared to Rs. 9.0 billion during fiscal 2012. The gross restructured loans increased by 27.7% from Rs. 52.7 billion at year-end fiscal 2012 to Rs. 67.3 billion at year-end fiscal 2013, while the net restructured loans increased by 29.0% from Rs. 48.1 billion at year-end fiscal 2012 to Rs. 62.0 billion at year-end fiscal 2013. The net restructured loans were 1.6% of net customer assets at year-end fiscal 2013, compared to 1.4% at year-end fiscal 2012. At year-end fiscal 2013, the diminution in fair value of restructured loans (including the provision for funded interest) was Rs. 5.3 billion compared to Rs. 4.6 billion at year-end fiscal 2012. See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers— Restructured Loans”.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Gross non-performing assets(1)	Rs.	107,124	Rs.	107,165	US$	1,786	0.0%
Provisions for non-performing assets(1)		(79,875)		(78,016)		(1,300)	(2.3)
Net non-performing assets(1)	Rs.	27,249	Rs.	29,149	US$	486	7.0%
Gross customer assets	Rs.	3,531,625	Rs.	4,001,517	US$	66,692	13.3%
Net customer assets		3,443,817		3,914,869		65,248	13.7
Gross non-performing assets as a percentage of gross customer assets		3.0%		2.7%
Net non-performing assets as a percentage of net customer assets		0.8%		0.7%

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

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

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	411,563	Rs.	493,709	US$	8,228	20.0%
Investments		2,398,641		2,556,667		42,611	6.6
Advances (net of provisions)		2,921,254		3,299,741		54,996	13.0
Fixed assets		54,320		54,735		912	0.8
Other assets(1)		407,091		343,365		5,723	(15.7)
Total assets	Rs.	6,192,869	Rs.	6,748,217	US$	112,470	9.0%

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

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Deposits	Rs.	2,819,505	Rs.	3,147,705	US$	52,462	11.6%
Borrowings(1)		1,612,966		1,728,882		28,815	7.2
Other liabilities(2),(3)		1,133,356		1,166,948		19,449	3.0
Minority interest		14,277		17,058		284	19.5
Total liabilities		5,580,104		6,060,593		101,010	8.6
Equity share capital		11,528		11,536		192	0.1
Reserves and surplus(4)		601,237		676,088		11,268	12.4
Total liabilities (including capital and reserves)	Rs.	6,192,869	Rs.	6,748,217	US$	112,470	9.0%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

(2)	Includes proposed dividend (including corporate dividend tax) of Rs. 26.4 billion for fiscal 2013 (fiscal 2012: Rs. 21.5 billion).

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

The following table sets forth, at the dates indicated, the notional amount of foreign exchange and interest rate derivatives contracts.

	Notional principal amounts								Balance sheet fair value(1)
	At March 31,								At March 31,
	2012		2013		2014		2014		2012		2013		2014		2014
	(in millions)
Interest rate products:
Swap agreements	Rs.	3,611,341	Rs.	3,416,506	Rs.	3,476,714	US$	57,945	Rs.	27,017	Rs.	26,282	Rs.	14,544	US$	242
Others		214,565		95,195		102,529		1,709		53		30		(38)		(1)
Total interest rate products	Rs.	3,825,906	Rs.	3,511,701	Rs.	3,579,243	US$	59,654	Rs.	27,070	Rs.	26,313	Rs.	14,506	US$	242
Foreign exchange products:
Forward contracts	Rs.	3,552,805	Rs.	2,838,268	Rs.	2,839,616	US$	47,327	Rs.	13,428	Rs.	1,657	Rs.	2,417	US$	40
Swap agreements		703,775		637,317		616,816		10,280		19,615		6,881		8,532		142
Others		603,254		404,839		450,440		7,507		(2,945)		(6,422)		(9,223)		(154)
Total foreign exchange products	Rs.	4,859,834	Rs.	3,880,424	Rs.	3,906,872	US$	65,114	Rs.	30,098	Rs.	2,116	Rs.	1,726	US$	28

(1)	Denotes the net mark-to-market impact of the derivatives and foreign exchange products on the reporting date.

The notional principal amount of interest rate products increased to Rs. 3,579.2 billion at year-end fiscal 2014, compared to Rs. 3,511.7 billion at year-end fiscal 2013. The notional principal amount of foreign exchange products increased to Rs. 3,906.9 billion at year-end fiscal 2014, compared to Rs. 3,880.4 billion at year-end fiscal 2013. The credit exposure on interest rate derivatives was Rs. 79.9 billion at year-end fiscal 2014, compared to Rs. 82.7 billion at year-end fiscal 2013. The credit exposure on foreign exchange derivatives was Rs. 243.1 billion at year-end fiscal 2014, compared to Rs. 218.1 billion at year-end fiscal 2013.

An interest rate swap does not entail the exchange of notional principal, and the cash flow arises because of the difference between the interest rate pay and receive portions of the swap, which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making, which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in the generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counterparty, the net market risk of the two transactions will be zero whereas the notional principal amount of the portfolio will be the sum of both transactions. We had no funded credit derivatives instruments and non-funded credit derivatives instruments at year-end fiscal 2014. The notional principal amount of these credit derivatives outstanding at year-end fiscal 2013, excluding accrued interest, was Rs. 0.8 billion in funded instruments and Rs. 3.5 billion in non-funded instruments.

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

The Bank acts in different capacities and under different contracts for a consideration including as originator, liquidity or credit enhancement provider, underwriter and senior contributor.

In a securitization transaction, the excess interest spreads from the underlying assets in securitization transactions are generally subordinated to provide credit enhancement. In addition to the subordination of excess interest spreads, the Bank in a separate capacity provides external credit enhancement facilities to mitigate cash flow shortfalls that may arise from the underlying asset delinquencies. These facilities include first loss credit enhancement representing the first or primary level of protection provided to bring the ratings accorded to the beneficial interests of senior contributors to investment grade. The Bank also provides second loss credit enhancement representing a subsequent level of protection provided to protect the beneficiaries against further cash flow shortfalls. The first loss and second loss credit enhancements are provided either in the form of undertakings or cash collateral in a current account operated by the trust. The total outstanding first loss credit enhancements at year-end fiscal 2014 were Rs. 2.6 billion and second loss credit enhancements were Rs. 2.4 billion. There were no outstanding credit enhancements in the form of guarantees.

The Bank, in a separate capacity, provides liquidity facilities to help smoothen the timing differences faced by the special purpose vehicles between the receipt of cash flows from the underlying assets and the payments to be made to the investors. The liquidity facility enjoys a priority of claim over the future cash flows from the underlying assets, which is even senior to the claims of the senior contributors. The Bank also invests as a senior contributor in issuances by other originators.

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 1,068.4 billion (including fund-based commitments fungible with non-fund-based facilities) at year-end fiscal 2014, compared to Rs. 1,363.6 billion at year-end fiscal 2013. The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Capital Commitments

We are obligated under a number of capital project contracts which have been committed. The estimated amounts of contracts remaining to be executed on capital projects increased from Rs. 3.8 billion at year-end fiscal 2013 to Rs. 6.1 billion at year-end fiscal 2014.

The following table sets forth certain contractual obligations at year-end fiscal 2014.

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions, except percentages)
Long-term debt obligations	Rs.	1,283,117	Rs.	132,933	Rs.	431,482	Rs.	359,328	Rs.	359,374
Time deposits		2,073,170		1,501,408		447,173		108,211		16,378
Life-insurance obligations(1)		1,227,809		(16,125)		(141,887)		18,418		1,367,403
Gratuity obligations(2)		12,351		1,135		2,314		2,681		6,221	(3)
Pension obligations(2)		8,856		442		1,452		1,982		4,980	(3)
Operating lease obligations		2,042		667		1,031		229		115
Guarantees
Financial guarantees		532,814		316,952		154,696		50,044		11,122
Performance guarantees		554,784		288,917		177,039		56,495		32,333
Total	Rs.	5,694,943	Rs.	2,226,329	Rs.	1,073,300	Rs.	597,388	Rs.	1,797,926

(1)
The amounts shown represent an estimate of undiscounted cash flows under life insurance contracts. The cash flows shown consist of expected benefit payments net of premiums receivable as per the contractual terms. Cash flows associated with benefit payments are projected based on assumptions for factors like mortality and investment returns. The cash flows included in the above table are different from the liabilities on policies in effect on March 31, 2014 that are disclosed in the balance sheet because the liabilities are disclosed at discounted values and include an allowance for other non-contractual cash flows, such as expenses.

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

Pursuant to a master policy, the Bank purchases annuities from Life Insurance Corporation and ICICI Prudential Life Insurance Company Limited for the benefit of employees upon their retirement. These annuities provide the pension payments to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan.

Operating lease obligations

We have commitments under long-term operating leases principally for premises. The following table sets forth a summary of future minimum lease rental commitments at year-end fiscal 2014.

Lease rental commitments for fiscal	(in millions)
2015	Rs.	667
2016		624
2017		407
2018		199
2019		30
Thereafter		115
Total minimum lease commitments	Rs.	2,042

Guarantees

As a part of our project financing and commercial banking activities, we have issued bank guarantees to support business requirements of our clients. Guarantees represent irrevocable assurances that the Bank will pay in the event a customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary, when a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary, where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years. The credit risks, as well as the operating risks, associated with bank guarantees are similar to those relating to other types of unfunded facilities. We enter into guarantee arrangements after conducting appropriate due diligence on our clients. We generally review these facilities on an annual basis. If a client’s risk profile deteriorates to an unacceptable level, we may choose not to renew the guarantee upon expiry or may require additional security sufficient to protect our exposure. Guarantees increased by 8.8% from Rs. 999.2 billion at year-end fiscal 2013 to Rs. 1,087.6 billion at year-end fiscal 2014.

The following table sets forth, at the dates indicated, guarantees outstanding.

	At year-end fiscal
	2012		2013		2013/2012 % change	2014		2014		2014/2013 % change
	(in millions, except percentages)
Financial guarantees	Rs.	338,207	Rs.	292,767	(13.4)%	Rs.	532,814	US$	9,247	82.0%
Performance guarantees		659,121		706,453	7.2		554,784		8,880	(21.5)
Total guarantees	Rs.	997,328	Rs.	999,220	0.2%	Rs.	1,087,598	US$	18,127	8.8%

Financial guarantees constituted approximately 49% of our guarantee exposure at year-end fiscal 2014. Of these financial guarantees, approximately 23% were issued towards risk participation, syndication and favoring other lenders as beneficiaries to allow our clients to avail credit assistance or credit enhancement from other lenders. The balance of financial guarantees were issued to support other business requirements of our clients, such as guarantees for the procurement of goods or guarantees in lieu of security/cash deposits etc. Performance guarantees constituted 51% of our guarantee exposure at year-end fiscal 2014. In fiscal 2014, based on the guidelines issued by the Reserve Bank of India, advance payment guarantees earlier classified as performance guarantees were re-classified as financial guarantees.

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

We also issue guarantees for clients to whom we have provided other funded facilities in the form of loans. The outstanding amount of such guarantees related to non-performing or restructured loans was Rs. 47.9 billion at year-end fiscal 2014. The guarantees we issue are not unilaterally changed or revised when a related loan is restructured. Guarantees are valid for a specified amount and a specified period. Any change in expiry date or amount requires the consent of both the beneficiary and the guarantor. We generally provide guarantee facilities to our customers for a validity period of 12-18 months.

In some cases, we have collateral available to reimburse potential losses on our guarantees. Margins in the form of cash and fixed deposit available to us to reimburse losses realized under guarantees amounted to Rs. 53.3 billion at year-end fiscal 2014, compared to Rs. 45.6 billion at year-end fiscal 2013. Other property or security may also be available to us to cover losses under these guarantees.

Our related party guarantees amounted to Rs. 0.1 million at year-end fiscal 2014.

The following table sets forth the roll-forward of activity for guarantees at year-end fiscal 2014.

Particulars	Performance Guarantees		Financial Guarantees
	(in millions)
Opening balance at April 1, 2013	Rs.	706,453	Rs.	292,767
Re-classification based on the Reserve Bank of India guidelines		(189,759)		189,759
Additions: Issued during the year		382,737		368,832
Deletions: Closed due to expiry/termination during the year		(333,163)		(313,210)
Invoked and paid during the year		(11,484)		(5,334)
Closing balance at year-end fiscal 2014	Rs.	554,784	Rs.	532,814

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

Regulatory capital

ICICI Bank was subject to Basel II capital adequacy guidelines stipulated by the Reserve Bank of India from March 31, 2008 until March 31, 2013.

During fiscal 2013, the Reserve Bank of India issued final Basel III guidelines, applicable with effect from April 1, 2013 in a phased manner through March 31, 2019 as per the transitional arrangement determined by the Reserve Bank of India for Basel III implementation. The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting counter-cyclical buffers and addressing systemic risk and inter-connectedness.

At year-end fiscal 2014, ICICI Bank was required to maintain a minimum Common Equity Tier 1 risk-based capital ratio of 5.0%, a minimum Tier 1 risk-based capital ratio of 6.5% and a minimum total risk-based capital ratio of 9.0%.

Under Pillar 1 of the Reserve Bank of India’s Basel III guidelines, ICICI Bank follows the standardized approach for measurement of credit risk, standardized duration method for measurement of market risk and the basic indicator approach for measurement of operational risk. ICICI Bank is in the process of implementing various projects for migrating to the advanced approaches for calculating risk-based capital requirements.

Unconsolidated capital adequacy position

The following table sets forth, at the dates indicated, regulatory capital, risk-weighted assets and risk-based capital ratios computed in accordance with the Reserve Bank of India’s Basel III guidelines and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian GAAP.

	As per the Reserve Bank of India’s Basel III guidelines
	At year-end fiscal
	2014		2014
	(in millions, except percentages)
Common Equity Tier 1 capital	Rs.	637,381	US$	10,623
Tier 1 capital		637,381	US$	10,623
Tier 2 capital		245,131		4,086
Total capital	Rs.	882,512	US$	14,709
Credit risk- risk-weighted assets	Rs.	4,409,130	US$	73,485
Market risk- risk-weighted assets		265,735		4,429
Operational risk- risk-weighted assets		311,163		5,186
Total risk-weighted assets	Rs.	4,986,028	US$	83,100
Common Equity Tier 1 risk-based capital ratio		12.8%
Tier 1 risk-based capital ratio		12.8%
Tier 2 risk-based capital ratio		4.9%
Total risk-based capital ratio		17.7%

The above table shows that ICICI Bank is well capitalized to meet Basel III capital requirements with Common Equity Tier 1 risk-based capital ratio of 12.8%, Tier 1 risk-based capital ratio of 12.8% and total risk-based capital ratio of 17.7% against the current requirement of minimum Common Equity Tier 1 risk-based capital ratio of 5.0%, a minimum Tier 1 risk-based capital ratio of 6.5% and a minimum total risk-based capital ratio of 9.0% respectively.

The following table sets forth, at the dates indicated, regulatory capital, risk-weighted assets and risk-based capital ratios computed in accordance with the Reserve Bank of India’s Basel II guidelines and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian GAAP.

	As per the Reserve Bank of India’s Basel II guidelines
	At year-end fiscal
	2013		2014		2014
	(in millions, except percentages)
Tier 1 capital	Rs.	565,616	Rs.	665,400	US$	11,090
Tier 2 capital		262,739		264,884		4,415
Total capital	Rs.	828,355	Rs.	930,284	US$	15,505
Credit risk- risk-weighted assets	Rs.	3,894,818	Rs.	4,333,787	US$	72,230
Market risk- risk-weighted assets		254,681		232,018		3,867
Operational risk- risk-weighted assets		269,936		311,163		5,186
Total risk-weighted assets	Rs.	4,419,435	Rs.	4,876,968	US$	81,283
Tier 1 risk-based capital ratio		12.8%		13.7%
Tier 2 risk-based capital ratio		5.9%		5.4%
Total risk-based capital ratio		18.7%		19.1%

Movement in ICICI Bank’s capital funds and risk-weighted assets from year-end fiscal 2013 to year-end fiscal 2014 (as per the Reserve Bank of India’s Basel II guidelines):

During fiscal 2014, capital funds (net of deductions) increased by Rs. 102.0 billion from Rs. 828.3 billion at year-end fiscal 2013 to Rs. 930.3 billion at year-end fiscal 2014. The increase in the capital funds was due to accretion to reserves out of profit, decrease in deduction on account of securitization and repatriation of capital from an overseas banking subsidiary.

Risk-weighted assets relating to credit risk increased by Rs. 439.0 billion from Rs. 3,894.8 billion at year-end fiscal 2013 to Rs. 4,333.8 billion at year-end fiscal 2014, due to an increase of Rs. 385.6 billion in risk-weighted assets for on-balance sheet exposures and an increase of Rs. 53.4 billion in risk-weighted assets for off-balance sheet credit exposures.

Risk-weighted assets relating to market risk decreased by Rs. 22.7 billion from Rs. 254.7 billion at year-end fiscal 2013 to Rs. 232.0 billion at year-end fiscal 2014, due to a decrease in general market risk risk-weighted assets by Rs. 25.7 billion (reflecting a capital charge of Rs. 2.3 billion), offset, in part, by increase in specific market risk risk-weighted assets by Rs. 3.0 billion (reflecting a capital charge of Rs. 0.3 billion).

Risk-weighted assets relating to operational risk at year-end fiscal 2014 were Rs. 311.2 billion (reflecting a capital charge of Rs. 28.0 billion). The operational risk capital charge is computed based on 15% of the average of the previous three financial years’ gross income and is revised on an annual basis at June 30.

Consolidated capital adequacy position

Consolidation for regulatory capital calculations is based on the consolidated financial statements of ICICI Bank and its subsidiaries, in line with the standards on consolidated prudential reporting issued by the Reserve Bank of India. The entities considered for consolidation for regulatory capital calculations include subsidiaries, associates and joint ventures of the Bank, which carry on activities of a banking or of a financial nature as stated in the reporting guidelines prescribed by the Reserve Bank of India. Entities engaged in the insurance business and businesses not pertaining to financial services are excluded from consolidation for capital adequacy calculation. As per Basel III guidelines stipulated by the Reserve Bank of India, equity and other regulatory capital investments in the unconsolidated insurance and non-financial subsidiaries will be deducted from consolidated regulatory capital of the group.

At year-end fiscal 2014, our total risk-based capital ratio at the consolidated level as per Basel III guidelines stipulated by the Reserve Bank of India were Common Equity Tier 1 risk-based capital ratio of 13.0%, Tier 1 risk-based capital ratio of 13.1% and total risk-based capital ratio of 18.3% against the current requirement of minimum Common Equity Tier 1 capital ratio of 5.0%, a minimum Tier 1 capital ratio of 6.5% and a minimum total capital ratio of 9.0% respectively.

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

Impending regulatory developments associated with capital adequacy

On March 27, 2014, the Reserve Bank of India deferred the introduction of a capital conservation buffer by a year to March 31, 2016. Basel III guidelines will now be fully implemented in India by March 31, 2019.

In July 2014, the Reserve Bank of India issued final report on implementation of counter-cyclical capital buffer. According to the guidelines, the counter-cyclical capital buffer would range from 0% to 2.5% of risk-weighted assets of banks. The variation in the credit-to-gross domestic product ratio from its long-term trend would be a key parameter for identifying business cycles.

In July 2014, the Reserve Bank of India issued a final framework on capital surcharge for domestic systemically important banks. The higher capital requirements applicable to domestic systemically important banks would be implemented in a phased manner from April 2016 to April 2019. Domestic systemically important banks would be required to have additional Common Equity Tier 1 capital ranging from 0.2% to 0.8% of risk-weighted assets.

The Reserve Bank of India, through its circular in December 2013, deferred the introduction of credit value adjustment risk capital charge for over the counter derivatives. Credit value adjustment captures the risk of mark-to-market losses due to deterioration in the credit worthiness of a counterparty. Credit value adjustment risk capital charge is effective from April 1, 2014.

In January 2014, the Reserve Bank of India issued the final guidelines on the treatment of exposures to entities with unhedged foreign currency exposure wherein it introduced incremental provisioning and capital requirements for banks’ exposures to entities with unhedged foreign currency exposures based on the likely loss to the entity due to movement in foreign exchange rates. The requirements are effective from April 1, 2014.

ICICI Bank continues to monitor further developments and believe that its current robust capital adequacy position and demonstrated track record of access to domestic and overseas markets for capital raising will enable it to adapt to the Basel III framework.

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

The Bank seeks to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the organization to enable optimal liquidity management. A separate group is responsible for liquidity management. The Bank is required to submit a rupee gap reports for domestic operations on a fortnightly basis to the Reserve Bank of India. Pursuant to the Reserve Bank of India guidelines, the liquidity gap (if negative) must not exceed 5.0%, 10.0%, 15.0% and 20.0% of cumulative outflows in the 1-day, up to 7-day, up to 14-day and up to 28-day time categories, respectively. As per the Reserve Bank of India guidelines on liquidity risk management, these limits on near term liquidity gaps are applicable for rupee liquidity gaps in domestic operations of the Bank and country-wise for overseas branch operations. The Bank prepares a daily maturity gap analysis for the rupee book for domestic and overseas operations. The Bank’s static gap analysis is also supplemented by a short-

term dynamic cash-flow analysis, in order to provide the liability raising units with a fair estimate of its funding requirements in the near-term. In addition, the Bank also monitors certain liquidity ratios on a fortnightly basis. The Bank has a liquidity contingency plan in place, through which it monitors key indicators that could signal potential liquidity challenges, to enable it to take necessary measures to ensure sufficient liquidity.

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

The Bank maintains a significant portion of its demand and time liabilities in forms required pursuant to regulatory reserve requirements imposed by the Reserve Bank of India. The Reserve Bank of India stipulates a cash reserve ratio applicable to Indian banks, which requires the Bank to maintain an average percentage of its demand and time liabilities as a cash balance deposited with the Reserve Bank of India over 14-day periods. At year-end fiscal 2014, the cash reserve ratio requirement percentage was 4.00%. In addition, cash reserves may not fall below 95% of the required cash reserve ratio on any day during any 14-day reporting period.

The Reserve Bank of India also stipulates a statutory liquidity ratio applicable to Indian banks, which requires the Bank to maintain a certain percentage of demand and time liabilities in certain prescribed investments. At year-end fiscal 2014, the statutory liquidity ratio requirement percentage was 23%. The Reserve Bank of India in its policy dated June 3, 2014 reduced the statutory liquidity ratio by 50 basis points from 23.0% to 22.5% with effect from the fortnight beginning June 14, 2014. The Bank generally holds more statutory liquidity ratio eligible securities than the statutory liquidity ratio requirement. Statutory liquidity ratio eligible instruments include cash, gold or approved unencumbered securities.

At various overseas branches of the Bank, certain reserves are maintained pursuant to local regulations. The Bank has complied with these local reserve requirements during fiscal 2014.

The Reserve Bank of India on June 9, 2014 issued final guidelines on the Basel III framework on liquidity standards including liquidity coverage ratio, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards. The liquidity coverage ratio promotes short-term resilience of banks to potential liquidity disruptions by ensuring that banks have sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days. As per the guidelines, the liquidity coverage ratio requirement will be effective January 1, 2015 with a minimum requirement of 60%, and will rise in equal steps to reach 100% on January 1, 2019.

The Bank maintains liquid assets in addition to Statutory Liquidity Ratio and Cash Reserve Ratio requirement. Throughout fiscal 2014, the Bank maintained adequate reserves as per the regulatory requirements mentioned above.

The following table indicates the details of the components of average and balance sheet date liquid assets of the Bank.

	At March 31, 2013		Fortnightly average for fiscal 2014		At March 31, 2014
	(in billions)
Statutory liquidity ratio eligible investments and other government securities, net of borrowings on account of repurchase agreement, liquidity adjustment facility and collateralized borrowings	Rs.	781.6	Rs.	847.4	Rs.	879.6
Balance with central banks and current accounts with other banks		166.5		186.6		201.0
Other liquid assets		397.5		251.7		369.9
Gross liquid assets		1,345.6		1,285.7		1,450.5
(Less) Short-term borrowings		(2.4)		(9.5)		–
Net liquid assets	Rs.	1,343.2	Rs.	1,276.2	Rs.	1,450.5

The Bank held net liquid assets totaling about Rs. 1,450.5 billion at year-end fiscal 2014, compared to Rs. 1,343.2 billion at year-end fiscal 2013. During fiscal 2014, the Bank held fortnightly average net liquid assets of about Rs. 1,276.2 billion. In addition to the amounts included in net liquid assets above, at year-end fiscal 2014, the Bank also held other fixed-income non-government securities totaling about Rs. 75.2 billion, compared to Rs. 105.4 billion at year-end fiscal 2013.

As per local regulations, some of the overseas branches of the Bank are required to maintain a ‘net due to’ position with other group entities i.e. they can only be net borrower by specified amount. Accordingly, the liquidity maintained in excess of such ‘net due to’ requirements only can be utilized at other group entities. At March 31, 2014, such overseas branches of the Bank were holding net liquid assets of Rs. 58.5 billion (equivalent), which are included in overall net liquid assets of the Bank of Rs. 1,450.5 billion.

The Bank also has access to other reliable sources of liquidity. The Reserve Bank of India conducts repurchase and reverse repurchase transactions with banks through its liquidity adjustment facility and marginal standing facility to carry out monetary policy and manage liquidity for the Indian banking system. The Reserve Bank of India stipulates an interest rate applicable to such repurchase, reverse repurchase agreements and marginal standing facility, known as the repo rate, reverse repo rate and marginal standing facility rate, respectively. At year-end fiscal 2014, the Reserve Bank of India repo rate, reverse repo rate and marginal standing facility rate were 8.00%, 7.00% and 9.00% respectively. The liquidity adjustment facility and marginal standing facility are available throughout the year. Under the marginal standing facility, in addition to the eligible securities bank holds in excess of statutory requirement, banks can borrow overnight up to 2.0% of their respective net demand and time liabilities outstanding at the end of the second preceding 14-day period. Further, there is a liquid market for repurchase transactions with other market counterparties. Banks may enter into repurchase transactions with the Reserve Bank of India or other market counterparties against the statutory liquidity ratio eligible securities it holds in excess of statutory requirement.

The Reserve Bank of India also gives Indian banks, including the Bank, access to certain refinance facilities that allow banks to borrow at the repo rate from the Reserve Bank of India when those banks have made loans to borrowers for specified activities.

At year-end fiscal 2014, the Bank had government securities amounting to Rs. 213.3 billion eligible for borrowings through the liquidity adjustment facility and marginal standing facility from the Reserve Bank of India. In addition the Bank also had unutilized refinance facilities amounting to Rs. 0.3 billion.

The Reserve Bank of India uses the liquidity adjustment facility, the marginal standing facility and its refinance facilities to implement monetary policy. The Reserve Bank of India has the right to suspend the liquidity adjustment facility or reduce the amounts that Indian banks can access through the liquidity adjustment facility or refinance facilities on any day on a proportionate basis for all banks. Such policy changes could affect the operations of these facilities and could restrict Indian banks’, including the Bank’s, access to these facilities. The Reserve Bank of India has restricted liquidity provision through overnight liquidity adjustment facility to a specified ratio of net demand and time liabilities and increasingly liquidity is provided through term repurchase agreements of various maturities. At year-end fiscal 2014, the liquidity provision through overnight liquidity adjustment facility was capped at 0.50% of net demand and time liabilities of banks.

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

The Bank has the ability to use its rupee liquidity in India to meet refinancing needs at its overseas branches, although this may be at a relatively high cost based on swap and exchange rates prevailing at the time of such refinancing. ICICI Bank raised US$ 886 million through issuance of USD denominated bonds in November 2013 (original maturity of 5.6 years), Chinese Yuan (CNH) denominated bond in June 2013 (original maturity of 3.1 years) and Japanese Yen (JPY) denominated bond in December 2013 (original maturity of 1.0 years and 2.1 years respectively).

The terms of the Bank’s bond issuances and loans from other financial institutions and export credit agencies contain cross-default clauses, restrictions on its ability to merge or amalgamate with another entity and restrictions on its ability to prematurely redeem or repay such bonds or loans. The terms of the Bank’s subordinated debt issuances eligible for inclusion in Tier 1 or Tier 2 capital include the suspension of interest payments in the event of losses or capital deficiencies, and a prohibition on redemption, even at maturity or on specified call option dates, without the prior approval of the Reserve Bank of India. The Bank is currently not, and does not expect to be, in breach of any material covenants of its borrowings that would be construed as events of default under the terms of such borrowings.

There are restrictions on the use of liquidity maintained by UK and Canada subsidiaries of the Bank to meet their overall liquidity needs. The Office of the Superintendent of Financial Institutions of Canada has prescribed a limit of 100% of Tier 1 and Tier 2 capital (as defined under Canadian regulations) on the credit exposure to any single entity or a group of connected entities. ICICI Bank Canada, Bank’s Canadian subsidiary, has internally capped this credit exposure at 25% of the limit specified by the Office of the Superintendent of Financial Institutions, except with respect to exposure to the ICICI Bank. During fiscal 2014, ICICI Bank Canada has complied with both regulatory and their internal limits on exposures to any single entity, including to ICICI Bank.

As per the extant regulatory guidelines in the United Kingdom, ICICI Bank UK is subject to a limit of 25% of the capital base on the exposure to an individual counterparty (or a group of related counterparties). The capital base is calculated as the sum of eligible Tier 1 and Tier 2 capital, less any deductions as per the Basel III guidelines. ICICI Bank UK has a large exposure capital base of US$ 823 million at year-end fiscal 2014, resulting in a limit of US$ 206 million. Also, ICICI Bank UK stipulates various internal limits to manage exposure concentrations within the Bank. The key parameters of risk concentrations measured include sectoral, country, rating category based, product specific exposures, counterparty and large exposures. During fiscal 2014, ICICI Bank UK has complied with both regulatory limits and their own internal limits on exposures to any single entity, including to ICICI Bank and other consolidated entities.

The Prudential Regulation Authority classifies ICICI Bank UK as an individual liquidity adequacy standards firm, which means it is required to meet certain quantitative requirements set out in the Prudential sourcebook for banks, building societies and investment firms. In addition, effective June 27, 2012, the Prudential Regulation Authority issued liquidity guidelines which ICICI Bank UK is in compliance with. The liquidity guidelines specify the quantity of liquid assets (in any currency that the Prudential Regulation Authority deems material with respect to ICICI Bank UK and also on an all currency combined basis) that the Prudential Regulation Authority believes is appropriate for ICICI Bank UK to hold. During fiscal 2014, ICICI Bank UK continued to have a strong liquidity position and complied with these guidelines except for one day shortfall of US$ 2 million in one currency-specific requirement due to operational issues. However, ICICI Bank UK complied with all currency combined basis requirement on that day. The Bank reviewed its current processes and has further strengthened them by introducing additional checks to ensure that there is no recurrence of any such incidence going forward.

Canadian regulations impose no liquidity pool requirements or liquidity buffer requirements on regulated Canadian banks, including ICICI Bank Canada. However, the Office of the Superintendent of Financial Institutions expects each such bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI

Bank Canada has a liquidity management policy and market risk management policy that are approved by its Board of Directors. These policies require ICICI Bank Canada to maintain a certain percentage of its customer liabilities in liquid assets and to maintain sufficient liquidity to cover net outflows in the “up to 30 days” maturity bucket. These limits are monitored monthly. ICICI Bank Canada has complied with these requirements throughout fiscal 2014.

The Central Bank of Russia requires banks in Russia to maintain a reserve that is deposited with the Central Bank of Russia based on a certain percentage of the banks’ liabilities. The Central Bank of Russia also requires banks in Russia to comply with certain limits on regulatory ratios relating to liquidity mismatches, especially to liquidity mismatches that may occur due to net outflows in the “next day,” “up to 30 days,” and “more than 1 year” maturity buckets. ICICI Bank Eurasia Limited Liability Company, the Bank’s wholly owned subsidiary in Russia, has complied with these requirements throughout fiscal 2014.

The successful management of credit, market and operational risk is an important consideration in managing the liquidity because it affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time.

Rating agencies can also decide to withdraw their ratings of the Bank, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions (particularly longer-term transactions) and derivatives transactions, or retain our customers. See also “Risk Factors—Any downgrade of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs”.

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

The Bank has certain borrowings that would be affected by a one or two notch downgrade from its current credit rating. These borrowings amount to less than 4% of the total borrowings of the Bank at year-end fiscal 2014. If an international credit rating agency downgrades the Bank’s credit rating by one or two notches, the Bank would be required to pay an increased interest rate on certain borrowings, and for certain borrowings, the Bank would be required to re-negotiate a new interest rate with its lenders. If the Bank is not able to reach an agreement for an interest rate with a lender, the lender could require the Bank to prepay the outstanding principal amount of the loan. The Bank has placed a limit on such borrowings.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2012
	Cost at year-end fiscal 2011		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2012
	(in millions)
Premises	Rs.	45,903	Rs.	1,656	Rs.	(592)	Rs.	(9,383)	Rs.	37,584	US$	626
Other fixed assets (including furniture and fixtures)		41,441		4,442		(747)		(30,794)		14,342		239
Assets given on lease		17,510		–		(1)		(15,115)		2,394		40
Total	Rs.	104,854	Rs.	6,098	Rs.	(1,340)	Rs.	(55,292)	Rs.	54,320	US$	905

	Fiscal 2013
	Cost at year-end fiscal 2012		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2013
	(in millions)
Premises	Rs.	46,967	Rs.	1,711	Rs.	(1,498)	Rs.	(9,896)	Rs.	37,284	US$	621
Other fixed assets (including furniture and fixtures)		45,136		5,449		(2,933)		(32,549)		15,103		252
Assets given on lease		17,509		–		–		(15,161)		2,348		39
Total	Rs.	109,612	Rs.	7,160	Rs.	(4,431)	Rs.	(57,606)	Rs.	54,735	US$	912

	Fiscal 2014
	Cost at year-end fiscal 2012		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2014
	(in millions)
Premises	Rs.	47,180	Rs.	1,698	Rs.	(949)	Rs.	(11,149)	Rs.	36,780	US$	613
Other fixed assets (including furniture and fixtures)		47,652		6,357		(3,207)		(34,847)		15,955		266
Assets given on lease		17,509		–		(210)		(14,966)		2,333		39
Total	Rs.	112,341	Rs.	8,055	Rs.	(4,366)	Rs.	(60,962)	Rs.	55,068	US$	918

The additions to our premises and other assets were Rs. 8.1 billion in fiscal 2014, compared to Rs. 7.2 billion in fiscal 2013. Our capital expenditure on premises remained at a similar level of Rs. 1.7 billion in fiscal 2013 and fiscal 2014. Capital expenditure of Rs. 6.4 billion on other fixed assets in fiscal 2014 included Rs. 1.5 billion on software.

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

Collateral valuation

As stipulated by the Reserve Bank of India guidelines, the Bank uses the comprehensive approach for collateral valuation. Under this approach, the Bank reduces its credit exposure to the counterparty when calculating its capital requirements to the extent of risk mitigation provided by the eligible collateral as specified in the Basel III guidelines.

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

Types of collateral taken by the Bank

In calculating its capital requirements, the Bank determines the appropriate collateral for each facility based on the type of product and risk profile of the counterparty. In the case of corporate and small and medium enterprises financing, fixed assets are generally taken as security for long tenor loans and current assets for working capital finance. For project finance, security of the assets of the borrower and assignment of the underlying project contracts is generally taken. In addition, in some cases, additional security such as pledge of shares, cash collateral, charge on receivables with an escrow arrangement and guarantees is also taken.

For retail products, the security to be taken is defined in the product policy for the respective products. Housing loans and automobile loans are secured by the security of the property/automobile being financed. The valuation of the properties is carried out by an empanelled valuer at the time of sanctioning the loan.

The Bank also offers products which are primarily based on collateral, such as shares, specified securities, warehoused commodities and gold jewelry. These products are offered in line with the approved product policies which include types of collateral, valuation and margining.

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

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of fiscal 2014 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

The Reserve Bank of India in its guidelines on “segmental reporting” has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The consolidated segmental report for fiscal 2014, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•
Retail Banking includes exposures of the Bank, which satisfy the four qualifying criteria of “regulatory retail portfolio” as stipulated by the Reserve Bank of India’s Basel III guidelines. These criteria are as follows:

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

•
Treasury includes the entire investment and derivative portfolio of the Bank, ICICI Eco-net Internet and Technology Fund (up to December 31, 2013), ICICI Equity Fund, ICICI Emerging Sectors Fund (up to December 31, 2013), ICICI Strategic Investments Fund and ICICI Venture Value Fund (up to September 30, 2013).

•
Other Banking includes leasing operations and other items not attributable to any particular business segment of the Bank. It also includes the Bank’s banking subsidiaries, i.e., ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company.

•	Life Insurance represents results of ICICI Prudential Life Insurance Company Limited.

•	General Insurance represents results of ICICI Lombard General Insurance Company Limited.

•
Others include ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners Limited (up to June 30, 2013), ICICI Kinfra Limited, I-Ven Biotech Limited and ICICI Prudential Pension Funds Management Company Limited.

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

Fiscal 2014 Compared with Fiscal 2013

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Retail Banking	Rs.	9,546	Rs.	18,295	US$	305	91.7%
Wholesale Banking		66,189		65,886		1,098	(0.5)
Treasury		36,613		52,565		875	43.6
Other Banking		6,410		9,032		151	40.9
Life Insurance		15,697		15,292		255	(2.6)
General Insurance		2,817		5,202		87	84.7
Others		7,817		9,784		163	25.2
Profit before tax	Rs.	145,089	Rs.	176,056	US$	2,934	21.3%

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Net interest income	Rs.	42,092	Rs.	57,730	US$	962	37.2%
Non-interest income		30,425		36,211		604	19.0
Total income		72,517		93,941		1,566	29.5
Non-interest expenses		63,216		76,583		1,277	21.1
Profit before provisions		9,301		17,358		289	—
Provisions		(245)		(937)		(16)	—
Profit before tax	Rs.	9,546	Rs.	18,295	US$	305	91.7%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Advances	Rs.	651,689	Rs.	903,841	US$	15,064	38.7%
Deposits		1,922,796		2,252,516		37,542	17.1

Loans in the retail banking segment increased primarily due to higher retail disbursements, mainly in home loans and automobile loans segment. The retail banking segment maintained its focus on strengthening its deposit franchise, reflecting the increase in retail deposit base. The savings account deposits of the segment increased by 15.7% from Rs. 856.5 billion at year-end fiscal 2013 to Rs. 991.3 billion at year-end fiscal 2014.

Profit before tax of the retail banking segment increased from Rs. 9.5 billion in fiscal 2013 to Rs. 18.3 billion in fiscal 2014, primarily due to increase in net interest income and non-interest income. This was offset, in part, by an increase in non-interest expense.

Net interest income increased by 37.2% from Rs. 42.1 billion in fiscal 2013 to Rs. 57.7 billion in fiscal 2014, primarily due to an increase in loan portfolio and an increase an average current account and savings account deposits.

Non-interest income increased by 19.0% from Rs. 30.4 billion in fiscal 2013 to Rs. 36.2 billion in fiscal 2014, primarily due to the higher level of lending linked fees, third party product distribution fees, fees from the credit card portfolio and transaction banking fees.

Non-interest expenses increased by 21.1% from Rs. 63.2 billion in fiscal 2013 to Rs. 76.6 billion in fiscal 2014, primarily due to an increase in employee expenses and an expansion in branch network offset, in part, by a reduction in collection expenses.

During fiscal 2014, there was a write-back of provision of Rs. 0.9 billion compared to Rs. 0.2 billion in fiscal 2013.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2013		2014		2014		2014/2014 % change
	(in millions, except percentages)
Net interest income	Rs.	68,458	Rs.	75,393	US$	1,257	10.1%
Non-interest income		38,216		40,565		676	6.1
Total income		106,674		115,958		1,933	8.7
Non-interest expenses		24,843		24,057		401	(3.2)
Profit before provisions		81,831		91,901		1,532	12.3
Provisions		15,642		26,015		434	66.3
Profit before tax	Rs.	66,189	Rs.	65,886	US$	1,098	(0.5)%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2013		2014		2013		2014/2013 % change
	(in millions, except percentages)
Advances	Rs.	2,225,648	Rs.	2,380,760	US$	39,679	7.0%
Deposits		996,340		974,884		16,248	(2.2)

The wholesale banking loan book increased by 7.0% from Rs. 2,225.6 billion at year-end fiscal 2013 to Rs. 2,380.8 billion at year-end fiscal 2014. The moderation in the wholesale banking loan book was primarily due to cautious approach in incremental lending in this segment, offset in part by the rupee depreciation impact on the overseas branches’ loan portfolio. The term deposits in the segment decreased by 8.5% from Rs. 802.0 billion at year-end fiscal 2013 to Rs. 733.7 billion at year-end fiscal 2014. The current account deposits increased by 24.1% from Rs. 194.3 billion at year-end fiscal 2013 to Rs. 241.1 billion at year-end fiscal 2014.

Profit before tax of the wholesale banking segment decreased from Rs. 66.2 billion in fiscal 2013 to Rs. 65.9 billion in fiscal 2014, primarily due to an increase in provisions offset, in part, by an increase in net interest income and non-interest income.

Net interest income increased by 10.1% from Rs. 68.5 billion in fiscal 2013 to Rs. 75.4 billion in fiscal 2014, primarily due to higher interest income on assets.

Non-interest income increased by 6.1% from Rs. 38.2 billion in fiscal 2013 to Rs. 40.6 billion in fiscal 2014 primarily due to an increase in fee income.

Provisions increased from Rs. 15.6 billion in fiscal 2013 to Rs. 26.0 billion in fiscal 2014, primarily due to higher provisions on account of an increase in non-performing loans and loans restructured during fiscal 2014. See also “—Selected Consolidated Financial and Operating Data — Provisions and contingencies (excluding tax provisions) - Provisions for Restructured Loans and Non-performing Assets”.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Net interest income	Rs.	25,094	Rs.	29,390	US$	490	17.1%
Non-interest income		14,175		25,704		428	81.3
Total income		39,269		55,094		918	40.3
Non-interest expenses		1,763		1,777		30	0.8
Profit before provisions		37,506		53,317		888	42.2
Provisions		893		752		13	(15.8)
Profit before tax	Rs.	36,613	Rs.	52,565	US$	875	43.6%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Investments	Rs.	1,714,391	Rs.	1,770,061	US$	29,501	3.2%
Borrowings		1,453,415		1,547,591		25,793	6.5

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services, such as forward contracts, swaps and options. It also includes investments made by ICICI Eco-net Internet and Technology Fund (up to December 31, 2013), ICICI Equity Fund, ICICI Emerging Sectors Fund (up to December 31, 2013), ICICI Strategic Investments Fund and ICICI Venture Value Fund (up to September 30, 2013).

Profit before tax of the treasury segment increased from Rs. 36.6 billion in fiscal 2013 to Rs. 52.6 billion in fiscal 2014, primarily due to an increase in net interest income and non-interest income.

Net interest income increased by 17.1% from Rs. 25.1 billion in fiscal 2013 to Rs. 29.4 billion in fiscal 2014, primarily due to investment in longer duration statutory liquidity ratio securities at higher yields , offset, in part, by lower yields on non-statutory liquidity ratio investments due to maturity of high yielding bonds and debentures.

Non-interest income increased from Rs. 14.2 billion in fiscal 2013 to Rs. 25.7 billion in fiscal 2014, primarily due to an increase in dividend income from subsidiaries, realized gain on the treasury segment’s government securities portfolio and other fixed income positions, exchange gain on repatriation of retained earnings at overseas branches, profit on security receipts and foreign exchange trading gains.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Net interest income	Rs.	9,960	Rs.	10,615	US$	177	6.6%
Non-interest income		4,300		5,903		98	37.3
Total income		14,260		16,518		275	15.8
Non-interest expenses		4,396		5,109		85	16.2
Profit before provisions		9,864		11,409		190	15.7
Provisions		3,454		2,377		40	(31.2)
Profit before tax	Rs.	6,410	Rs.	9,032	US$	150	40.9%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Advances	Rs.	376,854	Rs.	534,086	US$	8,901	41.7%
Investments		88,111		58,417		974	(33.7)
Deposits		228,693		372,840		6,214	63.0
Borrowings	Rs.	166,315	Rs.	187,829	US$	3,130	12.9%

Other banking business includes our leasing operations, our overseas banking subsidiaries, ICICI Bank UK, ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company and other items not attributable to any particular business segment of the Bank.

Profit before tax of our other banking segment increased from Rs. 6.4 billion in fiscal 2013 to Rs. 9.0 billion in fiscal 2014, primarily due to an increase in net interest income and non-interest income.

Net interest income increased by 6.6% from Rs. 10.0 billion in fiscal 2013 to Rs. 10.6 billion in fiscal 2014, primarily due to an increase in net interest income of ICICI Bank UK and ICICI Bank Canada , offset, in part, by a decrease in interest received on income tax refunds upon the completion of pending income tax assessments of Rs. 2.0 billion in fiscal 2014 compared to Rs. 2.7 billion in fiscal 2013. The net interest income of ICICI Bank UK increased on account of an increase in average interest-earning assets. Average interest-earning assets increased primarily due to an increase in average loans and advances offset, in part, by a decrease in average investments and average overnight and term placements. The net interest income of ICICI Bank Canada increased primarily due to an increase in net interest margin in fiscal 2014 as compared to fiscal 2013.

Non-interest income increased by 37.3% from Rs. 4.3 billion in fiscal 2013 to Rs. 5.9 billion in fiscal 2014, primarily due to ICICI Bank UK’s higher fee income and realized gains on investments in fiscal 2014, compared to realized loss on investments in fiscal 2013. Non-interest income of ICICI Bank increased primarily due to gain on the sale of fixed assets in fiscal 2014.

Non-interest expenses increased by 16.2% from Rs. 4.4 billion in fiscal 2013 to Rs. 5.1 billion in fiscal 2014, primarily due to an increase in non-interest expenses of our overseas banking subsidiaries.

Loans increased by 41.7% from Rs. 376.9 billion at year-end fiscal 2013 to Rs. 534.1 billion at year-end fiscal 2014, primarily due to an increase in loans of ICICI Bank, ICICI Bank Canada and ICICI Bank UK partly reflecting depreciation of the Indian Rupee during the year. Loans of ICICI Bank increased primarily due to loans against foreign currency non-resident (bank) deposits made during fiscal 2014. Loans of ICICI Bank Canada increased primarily due to re-classification of investment in corporate bonds to loans and advances and an increase in the insured mortgages portfolio offset, in part, by a decrease in the corporate loan portfolio. Advances of ICICI Bank UK increased primarily due to an increase in corporate loan portfolio and loans against foreign currency non-resident (bank) deposits. The above increase was offset, in part, by reduction on account of maturities and redemptions.

Investments decreased by 33.7% from Rs. 88.1 billion at year-end fiscal 2013 to Rs. 58.4 billion at year-end fiscal 2014, primarily due to a decline in investments of ICICI Bank Canada. ICICI Bank Canada’s investment portfolio decreased by 52.4 % from Rs. 58.9 billion at year-end fiscal 2013 to Rs. 28.0 billion at year-end fiscal 2014 primarily due to re-classification of corporate bonds to loans and advances and on account of sale/maturities of government securities.

Deposits increased by 63.0% from Rs. 228.7 billion at year-end fiscal 2013 to Rs. 372.8 billion at year-end fiscal 2014 due to an increase in deposits of ICICI Bank and ICICI Bank UK. Deposits of ICICI Bank increased primarily due to foreign currency non-resident (bank) deposits mobilized during fiscal 2014. Deposits of ICICI Bank UK increased primarily on account of an increase in savings account deposits and term deposits.

Borrowings increased by 12.9% from Rs. 166.3 billion at year-end fiscal 2013 to Rs. 187.8 billion at year-end fiscal 2014, primarily due to an increase in the borrowings of ICICI Bank UK and ICICI Bank Canada. Borrowings of ICICI Bank UK increased primarily due to an increase in borrowings by way of bankers’ acceptance, bilateral borrowings and borrowings under repurchase transactions during fiscal 2014. The above increase was offset by a decrease in bond borrowings. Borrowings of ICICI Bank Canada increased due to an increase in borrowings through securitization of mortgages offset, in part, by repayment of sub-ordinated debt.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Premium earned	Rs.	135,382	Rs.	124,287	US$	2,071	(8.2)%
Premium on reinsurance ceded		(1,210)		(1,460)		(24)	20.7
Net premium earned		134,172		122,827		2,047	(8.5)
Other income		26,479		22,989		383	(13.2)
Investment income		13,109		13,685		228	4.4
Total income		173,760		159,501		2,658	(8.2)
Commission paid		7,654		6,275		105	(18.0)
Claims/benefits paid		11,662		10,773		180	(7.6)
Operating expenses		18,026		17,095		285	(5.2)
Total expenses		37,342		34,143		570	(8.6)
Transfer to linked funds		94,334		81,387		1,356	(13.7)
Provisions for policy holder liabilities (non-linked)		26,387		28,679		478	8.7
Profit before tax	Rs.	15,697	Rs.	15,292	US$	254	(2.6)%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Investments	Rs.	145,083	Rs.	187,764	US$	3,129	29.4%
Assets held to cover linked liabilities		575,208		603,104		10,052	4.8
Liabilities on life policies in force	Rs.	689,105	Rs.	749,265	US$	12,488	8.7%

The life insurance industry has witnessed a declining trend in new business year-on-year since fiscal 2011. The life insurance industry registered a decline of 3.4% in retail weighted new business premium during fiscal 2014. The private sector registered a decline of 3.4% while ICICI Prudential Life Insurance Company registered a decline of 1.7% during fiscal 2014.

ICICI Prudential Life Insurance Company maintained its leadership position among the private sector companies with a private market share of 18.9% on a retail weighted new business premium basis in fiscal 2014 compared to 18.5% in fiscal 2013. Overall market share on a retail weighted new business premium basis also increased to 7.2% in fiscal 2014 from 7.0% in fiscal 2013, according to the Insurance Regulatory and Development Authority.

Assets under management increased by 8.7% from Rs. 741.6 billion at fiscal 2013 to Rs. 806.0 billion at fiscal 2014.

Profit before tax of ICICI Prudential Life Insurance Company decreased by 2.6% from Rs. 15.7 billion in fiscal 2013 to Rs. 15.3 billion in fiscal 2014 primarily due to a decrease in net premium earned and other income offset, in part by a decrease in expenses.

The total premium income of ICICI Prudential Life Insurance Company decreased by 8.2% from Rs. 135.4 billion in fiscal 2013 to Rs. 124.3 billion in fiscal 2014. Retail new business premium decreased by 1.5% from Rs. 36.4 billion in fiscal 2013 to Rs. 35.9 billion in fiscal 2014. Retail renewal premium increased marginally from Rs. 80.6 billion in fiscal 2013 to Rs. 81.0 billion in fiscal 2014. Group premium decreased from Rs. 18.4 billion in fiscal 2013 to Rs. 7.4 billion in fiscal 2014.

Other income of ICICI Prudential Life Insurance Company decreased by 13.2% from Rs. 26.5 billion in fiscal 2013 to Rs. 23.0 billion in fiscal 2014. There was a decrease in policy fees and fund management charges and surrender charges, including income on foreclosure of policies.

Investment income of ICICI Prudential Life Insurance Company increased by 4.4% from Rs. 13.1 billion in fiscal 2013 to Rs. 13.7 billion in fiscal 2014, primarily due to higher interest income as debt assets under management have increased.

Commission expenses of ICICI Prudential Life Insurance Company decreased by 18.0% from Rs. 7.7 billion in fiscal 2013 to Rs. 6.3 billion in fiscal 2014, primarily on account of a change in product mix from conventional products to linked products as linked products have lower commission rates.

Claims and benefit payouts of ICICI Prudential Life Insurance Company decreased from Rs. 11.7 billion in fiscal 2013 to Rs. 10.8 billion in fiscal 2014. There were higher surrender claims pertaining to group business in fiscal 2013.

The operating expenses of ICICI Prudential Life Insurance Company decreased by 5.2% from Rs. 18.0 billion in fiscal 2013 to Rs. 17.1 billion in fiscal 2014, mainly due to a decrease in staff cost on account of decrease in employee base.

Transfer to linked funds represents the transfer of premium received, including the renewal premium on linked policies of ICICI Prudential Life Insurance Company to investments, which has decreased by 13.7% from Rs. 94.3 billion in fiscal 2013 to Rs. 81.4 billion in fiscal 2014 due to a decrease in the volume of our unit-linked insurance business (including renewal) during fiscal 2014.

Assets held to cover the linked liabilities of ICICI Prudential Life Insurance Company increased by 4.8% from Rs. 575.2 billion at year-end fiscal 2013 to Rs. 603.1 billion at year-end fiscal 2014. The increase in linked assets under management is primarily attributable to the mark to market gains arising from an improvement in the equity market during fiscal 2014.

Liability under existing life insurance policies to be paid by ICICI Prudential Life Insurance Company increased by 8.7% from Rs. 689.1 billion at year-end fiscal 2013 to Rs. 749.3 billion at year-end fiscal 2014 on account of improved market conditions and an increase in non-linked liabilities during fiscal 2014.

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Gross written premium (including premium on reinsurance accepted)	Rs.	64,091	Rs.	71,761	US$	1,196	12.0%
Premium on reinsurance ceded		(22,636)		(26,781)		(446)	18.3
Unexpired risk reserve		(1,362)		(1,451)		(24)	6.5
Net premium earned		40,093		43,529		726	8.6
Commission income (net)		1,831		2,291		38	25.1
Investment income from pool(1)		141		179		3	27.0
Investment income		5,730		7,877		131	37.5
Total income		47,795		53,876		898	12.7
Operating expenses		10,189		12,129		202	19.0
Claims/benefits paid		33,789		36,189		603	7.1
Other expenses (net)		1,000		356		6	(64.4)
Total expense		44,978		48,674		811	8.2
Profit/(loss) before tax	Rs.	2,817	Rs.	5,202	US$	87	84.7%

(1)
Investment income from pool represents our share of income from the terrorism pool. The pool represents a multilateral reinsurance arrangement entered into by ICICI Lombard General Insurance Company together with other Indian insurance companies and the General Insurance Corporation of India. The funds belonging to the terrorism pool are administered by the General Insurance Corporation of India.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Investments	Rs.	67,275	Rs.	87,452	US$	1,458	30.0%
Current liabilities including claims outstanding		77,460		87,278		1,455	12.7
Provisions	Rs.	21,875	Rs.	23,223	US$	387	6.2%

ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2014, with a market share of 9.4% on the basis of gross written premium according to the Insurance Regulatory and Development Authority.

In accordance with the Insurance Regulatory and Development Authority direction effective April 01, 2012, ICICI Lombard General Insurance Company together with other insurance companies participated in the declined risk pool. Every insurer is required to underwrite a minimum percentage of standalone commercial vehicle motor third party insurance.

During fiscal 2014, the Insurance Regulatory and Development Authority declared the ultimate loss ratio for the declined risk pool for fiscal 2013 at 210% against the provisional estimate of 145%. Further, the Insurance Regulatory and Development Authority also advised that provisions for quarterly settlements for the fiscal 2014 should also be made at 210%. Accordingly, ICICI Lombard General Insurance Company accounted for the change in the ultimate loss ratio from 145% to 210% for fiscal 2013 in fiscal 2014. Further, as per the Insurance Regulatory and Development Authority recommendation, ICICI Lombard General Insurance Company also accounted for the claims in respect of fiscal 2014 based on the revised ultimate loss ratio of 210%. The change in the ultimate loss ratio from 145% to 210% has resulted in an additional provision of Rs. 0.4 billion pertaining to fiscal 2013.

Profit before tax of ICICI Lombard General Insurance Company increased by 84.7% from Rs. 2.8 billion in fiscal 2013 to Rs. 5.2 billion in fiscal 2014 primarily due to an increase in net earned premium, investment income and commission income offset, in part, by an increase in claims and benefits paid and operating expenses.

The gross written premium (including share of the motor third party insurance pool) increased by 12.0% from Rs. 64.1 billion in fiscal 2013 to Rs. 71.8 billion in fiscal 2014, primarily due to the growth in weather insurance business and motor insurance business. The net premium income increased from Rs. 40.1 billion in fiscal 2013 to Rs. 43.5 billion in fiscal 2014. Net commission income increased from Rs. 1.8 billion in fiscal 2013 to Rs. 2.3 billion in fiscal 2014, primarily due to an increase in commission on reinsurance ceded in retail health insurance business. Investment income increased from Rs. 5.7 billion in fiscal 2013 to Rs. 7.9 billion in fiscal 2014 primarily due to an increase in interest income on investments and higher realized gains. Operating expenses increased from Rs. 10.2 billion in fiscal 2013 to Rs. 12.1 billion in fiscal 2014, primarily due to higher business support expenses on account of an increase in retail business. Claims/benefits paid increased from Rs. 33.8 billion in fiscal 2013 to Rs. 36.2 billion in fiscal 2014, primarily due to certain high value claims in weather insurance, engineering insurance and aviation insurance business. Claims in the group health portfolio also increased in fiscal 2014.

Investments increased by 30.0% from Rs. 67.3 billion at year-end fiscal 2013 to Rs. 87.5 billion at year-end fiscal 2014, primarily due to an increase in business and the re-investment of income from investments in fiscal 2014. Current liabilities, including claims outstanding, increased by 12.7% from Rs. 77.5 billion at year-end fiscal 2013 to Rs. 87.3 billion at year-end fiscal 2014, primarily due to an increase in deposits on reinsurance ceded in respect of health and motor insurance business and an increase in claims outstanding in fire, motor and weather insurance business.

Others

The “others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Venture Funds Management Company Limited, ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

ICICI Prudential Asset Management Company Limited manages the investment schemes of ICICI Prudential Mutual Fund, which was among the top two mutual funds in India in terms of average funds under management in

March 2014, with a market share of 11.8%, according to Association of Mutual Funds in India. The average assets under management for ICICI Prudential Mutual Fund increased primarily on account of an increase in average assets under management of debt products in fiscal 2014.

ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities Limited owns icicidirect.com, a leading online brokerage platform.

Profit before tax of the “others” segment increased from Rs. 7.8 billion in fiscal 2013 to Rs. 9.8 billion in fiscal 2014 mainly due to increase in profit before tax of ICICI Prudential Asset Management Company Limited, ICICI Securities Limited, ICICI Securities Primary Dealership Limited, ICICI Venture Funds Management Company Limited and ICICI Home Finance Company Limited.

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Net interest income	Rs.	3,960	Rs.	4,291	US$	72	8.4%
Non-interest income		14,740		17,606		293	19.4
Total income		18,700		21,897		365	17.1
Non-interest expenses		10,820		12,097		202	11.8
Operating profit before provisions and tax		7,880		9,800		163	24.4
Provisions		63		16		–	(74.6)
Profit before tax	Rs.	7,817	Rs.	9,784	US$	163	25.2%
Net interest income increased by 8.4% from Rs. 4.0 billion in fiscal 2013 to Rs. 4.3 billion in fiscal 2014.

Non-interest income increased from Rs. 14.7 billion in fiscal 2013 to Rs. 17.6 billion in fiscal 2014, primarily due to an increase in fees on account of an increase in average assets under management and margins on mutual funds operations and increase in brokerage income.

Non-interest expenses increased from Rs. 10.8 billion in fiscal 2013 to Rs. 12.1 billion in fiscal 2014.

ICICI Prudential Asset Management Company made a profit before tax of Rs. 2.8 billion in fiscal 2014 compared to Rs. 1.6 billion in fiscal 2013, primarily due to an increase in fee income on account of an increase in average assets under management and margins on mutual fund operations, offset, in part, by increase in administrative expenses.

ICICI Securities Limited made a profit before tax of Rs. 1.4 billion in fiscal 2014, compared to Rs. 1.0 billion in fiscal 2013, primarily due to an increase in brokerage income and net interest income, offset, in part, by an increase in staff cost.

ICICI Securities Primary Dealership made a profit before tax of Rs. 2.0 billion in fiscal 2014, compared to Rs. 1.8 billion in fiscal 2013, primarily due to an increase in trading gains and net interest income.

ICICI Home Finance Company Limited made a profit before tax of Rs. 3.1 billion in fiscal 2014 compared to Rs. 3.0 billion in fiscal 2013 primarily due to an increase in fee income offset, in part, by a decrease in net interest income.

ICICI Venture Fund Management Company Limited made a profit before tax of Rs. 0.4 billion in fiscal 2014 compared to Rs. 0.3 billion in fiscal 2013 primarily due to an increase in income from venture capital funds offset, in part, by a decrease in management fees.

Fiscal 2013 Compared with Fiscal 2012

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Retail Banking	Rs.	5,500	Rs.	9,546	US$	159	73.6%
Wholesale Banking		62,077		66,189		1,103	6.6
Treasury		22,441		36,613		610	63.2
Other Banking		3,928		6,410		107	63.2
Life Insurance		14,137		15,697		262	11.0
General Insurance		(3,952)		2,817		47	—
Others		8,109		7,817		130	(3.6)
Profit before tax	Rs.	112,240	Rs.	145,089	US$	2,418	29.3%

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Net interest income	Rs.	38,147	Rs.	42,092	US$	702	10.3%
Non-interest income		25,757		30,425		507	18.1
Total income		63,904		72,517		1,209	13.5
Non-interest expenses		56,520		63,216		1,054	11.8
Profit before provisions		7,384		9,301		155	26.0
Provisions		1,884		(245)		(4)	—
Profit before tax	Rs.	5,500	Rs.	9,546	US$	159	73.6%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Advances	Rs.	620,630	Rs.	651,689	US$	10,861	5.0%
Deposits		1,711,353		1,922,796		32,047	12.4

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

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Net interest income	Rs.	49,367	Rs.	68,458	US$	1,141	38.7%
Non-interest income		41,014		38,216		637	(6.8)
Total income		90,381		106,674		1,778	18.0
Non-interest expenses		19,965		24,843		414	24.4
Profit before provisions		70,416		81,831		1,364	16.2
Provisions		8,339		15,642		261	87.6
Profit before tax	Rs.	62,077	Rs.	66,189	US$	1,103	6.6%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Advances	Rs.	1,899,350	Rs.	2,225,648	US$	37,094	17.2%
Deposits		838,726		996,340		16,606	18.8

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

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Net interest income	Rs.	18,833	Rs.	25,094	US$	418	33.2%
Non-interest income		8,145		14,175		236	74.0
Total income		26,978		39,269		654	45.6
Non-interest expenses		1,690		1,763		29	4.3
Profit before provisions		25,288		37,506		625	48.3
Provisions		2,847		893		15	(68.6)
Profit before tax	Rs.	22,441	Rs.	36,613	US$	610	63.2%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Investments	Rs.	1,595,230	Rs.	1,714,391	US$	28,573	7.5%
Borrowings		1,401,649		1,453,415		24,224	3.7

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

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Net interest income	Rs.	7,430	Rs.	9,960	US$	166	34.1%
Non-interest income		2,989		4,300		72	43.9
Total income		10,419		14,260		238	36.9
Non-interest expenses		4,110		4,396		73	7.0
Profit before provisions		6,309		9,864		165	56.3
Provisions		2,381		3,454		58	45.1
Profit before tax	Rs.	3,928	Rs.	6,410	US$	107	63.2%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Advances	Rs.	354,985	Rs.	376,854	US$	6,281	6.2%
Investments		114,136		88,111		1,469	(22.8)
Deposits		272,705		228,693		3,812	(16.1)
Borrowings	Rs.	114,736	Rs.	166,315	US$	2,772	45.0%

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

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Premium earned	Rs.	140,216	Rs.	135,382	US$	2,256	(3.4)%
Premium on reinsurance ceded		(937)		(1,210)		(20)	29.1
Net premium earned		139,279		134,172		2,236	(3.7)
Other income		28,541		26,479		441	(7.2)
Investment income		8,383		13,109		218	56.4
Total income		176,203		173,760		2,895	(1.4)
Commission paid		6,069		7,654		128	26.1
Claims/benefits paid		5,419		11,662		194	–
Operating expenses		18,951		18,026		300	(4.9)
Total expenses		30,439		37,342		622	22.7
Transfer to linked funds		106,639		94,334		1,572	(11.5)
Provisions for policy holder liabilities (non-linked)		24,988		26,387		440	5.6
Profit before tax	Rs.	14,137	Rs.	15,697	US$	261	11.0%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Investments	Rs.	107,703	Rs.	145,083	US$	2,418	34.7%
Assets held to cover linked liabilities		578,174		575,208		9,587	(0.5)
Liabilities on life policies in force	Rs.	662,295	Rs.	689,105	US$	11,485	4.0%

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

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Gross written premium (including premium on reinsurance accepted)	Rs.	60,144	Rs.	64,091	US$	1,068	6.6%
Premium on reinsurance ceded		(19,057)		(22,636)		(377)	18.8
Unexpired risk reserve		(5,597)		(1,362)		(23)	(75.7)
Net premium earned		35,490		40,093		668	13.0
Commission income (net)		614		1,831		31	–
Investment income from pool(1)		858		141		2	(83.6)
Investment income		4,084		5,730		96	40.3
Total income		41,046		47,795		797	16.4
Operating expenses		8,706		10,189		170	17.0
Claims/benefits paid		36,008		33,789		563	(6.2)
Other expenses (net)		284		1,000		17	—
Total expense		44,998		44,978		750	—
Profit/(loss) before tax	Rs.	(3,952)	Rs.	2,817	US$	47	—

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

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Investments	Rs.	60,336	Rs.	67,275	US$	1,121	11.5%
Current liabilities including claims outstanding		70,130		77,460		1,169	10.5
Provisions	Rs.	20,044	Rs.	21,875	US$	334	9.1%

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

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2012		2013		2013		2013/2012 % change
	(in millions, except percentages)
Net interest income	Rs.	4,369	Rs.	3,960	US$	66	(9.4)%
Non-interest income		14,753		14,740		246	(0.1)
Total income		19,122		18,700		312	(2.2)
Non-interest expenses		10,680		10,820		180	1.3
Operating profit before provisions and tax		8,442		7,880		132	(6.7)
Provisions		333		63		1	(81.1)
Profit before tax	Rs.	8,109	Rs.	7,817	US$	131	(3.6)%

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

Related Party Transactions

During fiscal 2014, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

During fiscal 2014, the following parties were identified as our associates/other related entities: FINO PayTech Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training

Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth, Rainbow Fund (upto December 31, 2013), ICICI Merchant Services Private Limited, Mewar Aanchalik Gramin Bank and India Infradebt Limited.1

Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel during fiscal 2014: Ms. Chanda Kochhar; Mr. N. S. Kannan; Mr. K. Ramkumar and Mr. Rajiv Sabharwal. The close family members of the above key management personnel are also our related parties. Close family members in relation to the executive directors means their spouses, children, siblings and parents. We have applied the Indian GAAP standard in determining the close family members of the executive directors.

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

Insurance Services

During fiscal 2014, we received insurance premiums from our associates/other related entities amounting to Rs. 32 million, from key management personnel of the Bank amounting to Rs. 1 million and from the close family members of key management personnel amounting to Rs. 0.6 million. Our material transactions during fiscal 2014 amounted to Rs. 24 million of premiums received from FINO PayTech Limited and amounted to Rs. 4 million of premiums received from ICICI Foundation for Inclusive Growth. The premiums received were towards cover for health insurance, personal accident, motor and miscellaneous items.

During fiscal 2014, we paid claims to I-Process Services (India) Private Limited amounting to Rs. 0.4 million and to FINO PayTech Limited amounting to Rs. 0.1 million.

Fees, Commission and Other Income

During fiscal 2014, we received fees, commission and other income from our associates/other related entities amounting to Rs. 10 million, from key management personnel of the Bank amounting to Rs. 0.02 million and from the close family members of key management personnel, amounting to Rs. 0.1 million. Our material transactions during fiscal 2014 included Rs. 8 million of fees, commission and other income received from ICICI Merchant Services Private Limited and Rs. 2 million of fees, commission and other income received from NIIT Institute of Finance Banking and Insurance Training Limited. These transactions primarily generated bank charges for us.

Lease of Premises, Shared Corporate and Facilities Expenses

During fiscal 2014, we received lease of premises, facilities and other administrative costs from our associates/other related entities amounting to Rs. 91 million. Our material transactions during fiscal 2014 included Rs. 68 million received from ICICI Foundation for Inclusive Growth, Rs. 19 million from FINO PayTech Limited and Rs. 1 million from ICICI Merchant Services Private Limited. The amounts were paid to the Bank towards its share of the shared corporate expenses, infrastructure and technology sharing charges as specified by the operations agreement between the Bank and ICICI Foundation for Inclusive Growth and FINO PayTech Limited.

Secondment of Employees

During fiscal 2014, we received compensation from I-Process Services (India) Private Limited amounting to Rs. 7 million for the secondment of our employees.

(1)	This entity was incorporated and identified as a related party during the three months ended December 31, 2012.
(2)	Insignificant amount.

Brokerage, Fees and Other Expenses

During fiscal 2014, we paid brokerage fees and other expenses to our associates/other related entities amounting to Rs. 3.6 billion. Our material transactions during fiscal 2014 included Rs. 1.7 billion in brokerage fees and other expenses paid to I-Process Services (India) Private Limited, Rs. 1.4 billion in brokerage fees and other expenses paid to ICICI Merchant Services Private Limited and Rs. 474 million in brokerage fees and other expenses paid to FINO PayTech Limited. These transactions primarily pertain to outsourcing services and expenses towards providing basic banking services/health insurance products to the rural segment of the country, including enrollment activities, issuance of cards, authentication devices and other incidental technology related services.

Sale of Investments

During fiscal 2014, we sold certain investments to Mewar Aanchalik Gramin Bank amounting to Rs. 148 million.

Interest Expenses

During fiscal 2014, we paid interest to our associates/other related entities amounting to Rs. 345 million, to our key management personnel amounting to Rs. 4 million and to the close family members of key management personnel amounting to Rs. 2 million, towards interest on deposits and bonds. Our material transactions during fiscal 2014 included Rs. 269 million of interest paid to India Infradebt Limited and Rs. 70 million of interest paid to Mewar Aanchalik Gramin Bank.

Interest Income

During fiscal 2014, we received interest from our associates/other related entities amounting to Rs. 56 million, from our key management personnel amounting to Rs. 0.9 million, and from the close family members of key management personnel amounting to Rs. 0.6 million. Our material transactions during fiscal 2014 included Rs. 48 million of interest received from ICICI Merchant Services Private Limited and Rs. 8 million of interest received from Mewar Aanchalik Gramin Bank. These transactions mainly pertain to interest received on bonds and loans.

Dividends Paid

During fiscal 2014, the Bank paid dividends to its key management personnel, amounting to Rs. 8 million. The dividend paid during fiscal 2014 to Ms. Chanda Kochhar was Rs. 7 million and to Mr. N. S. Kannan was Rs. 1 million.

Sale of fixed assets

During fiscal 2014, the Bank sold fixed assets to India Infradebt Limited amounting to Rs. 2.7 million.

Donations Given

During fiscal 2014, we gave donations to the ICICI Foundation for Inclusive Growth amounting to Rs. 258 million.

Related Party Balances

The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At year-end fiscal 2014
	(in millions)
Deposits from related parties held by us	Rs.	4,232
Loans and advances to related parties(1)		2
Our investments in related parties		1,904
Investments in our shares held by related parties		15
Payables to related parties		381
Guarantees issued by us for related parties	Rs.	0.1

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2014
	(in millions, except number of shares)
Deposits from key management personnel	Rs.	51
Loans and advances to key management personnel(2)		28
Investments in our shares held by key management personnel		4
Employee stock options outstanding (numbers)		3,760,000
Employee stock options exercised(3)	Rs.	0.4

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2014
	(in millions)
Deposits from close family members of key management personnel	Rs.	29
Loans and advances to close family members of key management personnel(1)	Rs.	6

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the key management personnel:

Items	Year ended March 31, 2014
	(in millions)
Deposits from key management personnel	Rs.	83
Loans and advances to key management personnel(2)		31
Investments in our shares held by key management personnel	Rs.	4

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	Year ended March 31, 2014
	(in millions)
Deposits from close family members of key management personnel	Rs.	30
Loans and advances to close family members of key management personnel(1)	Rs.	8

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

(3)	During fiscal 2014, 37,500 employee stock options were exercised by the key management personnel of the Bank, which have been reported at face value.

Joint Ventures and Associates

From fiscal 2006, TCW/ICICI Investment Partners Limited (earlier known as TCW/ICICI Investment Partners LLC) has been classified as a Joint Venture as per AS 27 on “Financial Reporting of Interests in Joint Ventures”. During fiscal 2014, TCW/ICICI Investment Partners Limited ceased to be a jointly controlled entity and accordingly, has not been consolidated.

From fiscal 2008, ICICI Bank started applying equity method accounting for investment in FINO Pay Tech Limited (earlier known as Financial Inclusion Network & Operations Limited), I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited and ICICI Venture Value Fund as associates, as required by AS 23 on “Accounting for Investments in Associates in Consolidated Financial Statements”. However, due to an increase in the equity stake in the ICICI Venture Value Fund from 48.0% to 54.8% during fiscal 2010 by ICICI Ventures Fund Management Company Limited, a wholly owned subsidiary of the Bank, ICICI Venture Value Fund has been consolidated as required by AS 21 on “Consolidated Financial Statements”. However, from fiscal 2014, due to redemption of units of ICICI Venture Value Fund, this entity ceased to be a consolidating entity and accordingly, has not been consolidated. During fiscal 2012, I-Solutions Providers (India) Private Limited was amalgamated with I-Process Services (India) Private Limited.

From fiscal 2009, ICICI Bank started applying equity method accounting for investment in Crossdomain Solutions Private Limited, Contests2win.com India Private Limited, Transafe Services Limited and Prize Petroleum Company Limited as per the equity method prescribed by AS 23 on “Accounting for Investments in Associates in Consolidated Financial Statements”. However, from fiscal 2010, due to the sale of investments in the equity share capital of Crossdomain Solutions Private Limited, Contests2win.com India Private Limited, and Transafe Services Limited, these entities ceased to be associates from the respective date of the sale and accordingly, these entities have not been consolidated. From fiscal 2012, due to the sale of investments in the equity share capital of Prize Petroleum Company Limited, this entity ceased to be an associate from its date of the sale, and, accordingly, has not been consolidated.

From fiscal 2010, ICICI Bank started applying equity method accounting for investment in Rainbow Fund and ICICI Merchant Services Private Limited as per the equity method prescribed by AS 23 on “Accounting for Investments in Associates in Consolidated Financial Statements”. However, from fiscal 2014, due to redemption of units of Rainbow Fund, this entity ceased to be an associate from its date of the redemption, and, accordingly, has not been consolidated.

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

Under Indian GAAP, we have not consolidated certain entities in which investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall”. Under Indian GAAP, investment in 3i Infotech Limited was not accounted as per equity method based on the severe long-term restrictions on 3i Infotech Limited under its debt restructuring arrangement that impair the ability of 3i Infotech Limited to transfer funds to its investors and the Group’s continued intention to reduce the stake in 3i Infotech Limited below 20% in the future. However, under U.S. GAAP, this entity has been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investments – Equity Method and Joint Ventures”.

Reconciliation of Net Profit between Indian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2014, fiscal 2013 and fiscal 2012 that would result from the application of U.S. GAAP instead of Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 101.4 billion in fiscal 2014 under U.S. GAAP was lower than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 110.4 billion under Indian GAAP. During fiscal 2014, the net income under U.S. GAAP was lower primarily due to the impact of higher loan loss provisioning under U.S. GAAP as compared to Indian GAAP, higher losses on valuation of securities under U.S. GAAP, lower profits attributable to the shareholders’ of ICICI Bank from insurance subsidiaries, reversal of exchange gain recognized in the income statement under Indian GAAP on repatriation of profits by overseas branches and the impact of differences in accounting for compensation cost under U.S. GAAP, offset, in part, by the impact of amortization of loan processing fees, net of costs under U.S. GAAP and a higher deferred tax benefit as compared to Indian GAAP. See also note 20 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

The difference in accounting for the provision for loan losses resulted in a lower net income by Rs. 8.7 billion in fiscal 2014 as compared to lower net income by Rs. 1.3 billion in fiscal 2013 under U.S. GAAP, as compared to Indian GAAP. This was primarily due to differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, resulting in timing differences in the recognition of such losses. During fiscal 2014, loan loss provisioning was higher under U.S. GAAP as compared to Indian GAAP primarily due to higher additions of commercial loans to non-performing loans. Further, provisions on performing loans increased due to an increase in the overall loan portfolio and credit rating downgrades for certain loans. The cumulative provisions under U.S. GAAP at year-end fiscal 2014 continue to be higher than the cumulative provisions held under Indian GAAP, as shown in the statement of stockholders’ equity reconciliation. See also note 20(a) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

The difference in accounting for business combinations resulted in lower net income under U.S. GAAP by Rs. 0.8 billion in fiscal 2014 and by Rs. 1.1 billion in fiscal 2013, primarily because of the amortization of intangible assets. Under Indian GAAP, no intangible assets were created in business combinations by the Bank. However, under U.S. GAAP, intangible assets are created as required by FASB ASC Topic 805, “Business Combinations”. These intangibles are amortized over the estimated useful life of the intangible assets.

The difference in accounting for consolidation resulted in lower net income by Rs. 1.2 billion in fiscal 2014 as compared to higher net income by Rs. 1.9 billion in fiscal 2013 under U.S. GAAP as compared to Indian GAAP. This was primarily due to lower profits of our insurance subsidiaries by Rs. 1.2 billion in fiscal 2014 under U.S. GAAP as compared to Indian GAAP. The share of losses from entities which are treated as equity affiliates under U.S. GAAP, but not under Indian GAAP, resulted in loss of Rs. 1.6 billion in fiscal 2014 under U.S. GAAP as compared to Indian GAAP. This was offset in part, by net gain of Rs. 1.4 billion in fiscal 2014 on consolidation of certain variable interest entities (VIEs) under U.S GAAP which was not consolidated under Indian GAAP. See also note 20(c) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

The difference in accounting for the valuation of debt and equity securities resulted in lower net income by Rs. 5.8 billion in fiscal 2014 as compared to higher net income by Rs. 2.1 billion in fiscal 2013 under U.S. GAAP as compared to Indian GAAP. This was primarily due to the revaluation, resulting from changes in foreign currency exchange rates, of Euro, USD and GBP denominated available-for-sale debt securities under U.S. GAAP resulted in a loss of Rs. 2.5 billion as compared to a gain of Rs. 0.9 billion in fiscal 2013. Under U.S. GAAP, the changes in the fair value of available-for-sale securities, including currency revaluation gains/losses, are reflected in other comprehensive income, while under Indian GAAP these changes are reflected in the profit and loss account. Such foreign currency denominated available-for-sale securities are either funded in the same currency or the exchange rate risk on these investments is covered by foreign currency forwards/swaps. The impact of currency revaluation on such funding liabilities and the derivatives is taken through the income statement under both Indian GAAP and U.S. GAAP. Therefore, while the exchange rate movement risk on foreign currency denominated available-for-sale securities is economically covered, the difference in accounting treatment of the assets under U.S. GAAP as compared to Indian GAAP results in a difference in net profit between Indian GAAP and U.S. GAAP.

Under Indian GAAP unrealized losses of held for trading and available for sale securities are taken to profit and loss account. Under Indian GAAP, net unrealized gains on investments by category are ignored. Under U.S. GAAP, unrealized gains or losses on trading assets are recognized in the profit and loss account and unrealized gains or losses on securities classified as ‘available for sale’, which include all securities classified as ‘held to maturity’

under Indian GAAP, are recognized in other comprehensive income under stockholders’ equity except for the unrealized losses on securities identified as other than temporarily impaired which are recognized in profit and loss account. There was a negative impact of other-than-temporary impairment during fiscal 2014 of Rs. 2.3 billion in fiscal 2014 as compared to Rs. 2.6 billion in fiscal 2013 under U.S. GAAP. Further, there was a negative impact of Rs. 0.9 billion in fiscal 2014 as compared to a positive impact of Rs. 3.8 billion in fiscal 2013 under U.S. GAAP, due to differences in mark-to-market accounting for available for sale securities and other differences. See also note 20(d) to our “Consolidated financial statements —Schedules forming part of the consolidated financial statements —Additional notes” under U.S. GAAP included herein.

We earn fees and incur costs on the origination of loans which are recognized upfront in Indian GAAP but are amortized in U.S. GAAP. Amortization of loan origination fees and costs resulted in higher income by Rs. 6.8 billion in both fiscal 2014 and in fiscal 2013 under U.S. GAAP as compared to Indian GAAP. Under U.S. GAAP, there was positive impact on loan processing fees and costs in fiscal 2014 and in fiscal 2013 due to higher amortization of previous years’ cumulative unamortized fees. Further, during fiscal 2014 and fiscal 2013, there was lower negative impact under U.S. GAAP as loan origination fees decreased during fiscal 2014 and fiscal 2013 as compared to fiscal 2012, which is recognized upfront as income under Indian GAAP but is amortized in U.S. GAAP. The amortization of loan fees and costs was also positively impacted in fiscal 2014 under U.S. GAAP as compared to Indian GAAP due to higher direct loan origination costs in consumer loans reflecting in an increase in business volume in these loans. See also note 20(e) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

Under Indian GAAP, on the disposal/partial disposal of a non-integral foreign operation, the cumulative/proportionate amount of the exchange differences which has been accumulated in the foreign currency translation reserve and which refers to that operation are recognized as income or expenses in the same period in which the gain or loss on disposal is recognized. Under U.S. GAAP, gain or loss accumulated in the foreign currency translation reserve is recognized in the income statement only on complete/substantially complete disposal of a non-integral foreign operation. Accordingly, profit on exchange gain on repatriation of retained earnings from overseas branches amounting to Rs. 2.2 billion under Indian GAAP was reversed under U.S. GAAP resulting in lower profit by Rs. 2.2 billion under U.S. GAAP compared to Indian GAAP in fiscal 2014. See also note 20(j) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

Deferred tax expenses were lower by Rs. 5.2 billion in fiscal 2014 as compared to being higher by Rs. 4.0 billion in fiscal 2013 under U.S. GAAP as compared to Indian GAAP.

The Bank creates a Special Reserve through appropriation of profits, in order to avail of tax benefits available to the Bank as per the Income Tax Act, 1961. Such tax benefits are refundable if the Bank withdraws funds from the Special Reserve in future periods. A deferred tax liability was not being created on such Special Reserve as the Bank does not intend to ever withdraw from this Reserve and therefore differences between taxable income and accounting income were considered not to be temporary in nature. In fiscal 2014, the Reserve Bank of India advised all banks in India to create a deferred tax liability on the amount outstanding in Special Reserve, under Indian GAAP. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not created on Special Reserve based on the Bank’s continuing intention to not ever withdraw/utilize such Special Reserve and on an opinion from the legal counsel about non–taxability of such Special Reserve in the scenario of liquidation. This resulted in a reversal of deferred tax expenses of Rs. 3.0 billion under US GAAP which were recognized under Indian GAAP.

Further, there was difference due to the tax impact of Rs. 2.9 billion on U.S. GAAP adjustments over Indian GAAP and the tax impact of Rs. 1.5 billion because deferred tax assets or liabilities are created based on substantively enacted tax rates under Indian GAAP, whereas they are created on enacted tax rates in force at the balance sheet date under U.S. GAAP. This was offset, in part, by deferred tax expenses of Rs. 3.1 billion recognized on undistributed earnings of subsidiaries and affiliates under U.S. GAAP, but not recognized under Indian GAAP. See also note 20(i) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 101.1 billion in fiscal 2013 under U.S. GAAP was higher than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 96.0 billion under Indian GAAP. During fiscal 2013, the net income under U.S. GAAP was higher primarily due to the positive impact of amortization of loan origination fees and costs of Rs. 6.8 billion under U.S. GAAP, higher profits of Rs. 3.8 billion on valuation of securities under U.S. GAAP as compared to Indian GAAP, higher profits of Rs. 1.8 billion attributable to the shareholders of ICICI Bank from insurance subsidiaries and the positive impact of consolidation of certain qualified special purpose entities under U.S. GAAP amounting to Rs. 1.4 billion. During fiscal 2013, as compared to Indian GAAP, net income under U.S. GAAP was impacted negatively by the higher deferred tax of Rs. 4.0 billion as compared to Indian GAAP, higher loan loss provisioning amounting to Rs. 1.3 billion, the impact of difference in accounting for business combinations of Rs. 1.1 billion and other-than-temporary impairment on available of sale securities under U.S. GAAP of Rs. 2.6 billion as compared to Indian GAAP. See also note 20 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 70.8 billion in fiscal 2012 under U.S. GAAP was lower than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 76.4 billion under Indian GAAP. During fiscal 2012, the net income under U.S. GAAP was lower primarily due to the impact of other-than-temporary impairment of securities of Rs. 5.0 billion as compared to Indian GAAP, the impact of a difference in accounting for business combinations of Rs. 2.0 billion, higher deferred tax of Rs. 4.0 billion as compared to Indian GAAP and the impact of amortization of loan origination fees and costs of Rs. 1.9 billion under U.S. GAAP. During fiscal 2012, as compared to Indian GAAP, net income under U.S. GAAP was impacted positively by the lower loan loss provisioning amounting to Rs. 2.0 billion, the impact of consolidation of certain qualified special purpose entities under U.S. GAAP amounting to Rs. 3.1 billion, the impact of the currency revaluation of foreign currency-denominated available-for-sale debt securities amounting to Rs. 1.1 billion and the mark-to-market impact on held-for-trading and available-for-sale securities by Rs. 1.1 billion. See also note 20 to our “consolidated financial statements—schedules forming part of the consolidated financial statements—additional notes” under U.S. GAAP included herein.

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

Provisions/Write-offs on Loans and Other Credit Facilities

ICICI Bank classifies its loans into standard, substandard and doubtful assets based on the number of days an account is overdue. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant Reserve Bank of India guidelines, are classified as non-performing loans to the extent of amount outstanding in the host country. The Bank classifies non-performing loans as loss assets when it believes that the loans are no longer collectible or the security available is below 10% of the balance outstanding. The Bank creates specific provisions on its secured and unsecured corporate loans classified as substandard and doubtful assets at rates prescribed by the Reserve Bank of India. For loans booked in overseas branches, which are standard as per the extant Reserve Bank of India guidelines but are classified as non-performing loans based on host country guidelines, provisions are made as per the host country regulations. For loans booked in overseas branches, which are non-performing loans as per the extant Reserve Bank of India guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under Reserve Bank of India regulations and host country regulations. Loans in the retail asset portfolio classified as sub-standard and doubtful are provided for at rates prescribed by our internal policy subject to minimum provisioning requirements set by the Reserve Bank of India. Loss assets are fully provided for or written off. The Bank held specific provisions for retail loans that are higher than the minimum regulatory requirements. The Bank held specific provisions against non-performing loans and a general provision against standard loans and floating provision taken over from the Bank of Rajasthan upon amalgamation.

The Bank determines provision for its restructured/rescheduled loans based on the diminution in the fair value of the loan under the methodology prescribed by the Reserve Bank of India. For loans classified as sub-standard and doubtful assets that are restructured, the Bank computes the diminution in fair value of the loan in addition to the loan loss provisions.

Loan accounts subjected to restructuring are upgraded to the standard category if the borrower demonstrates, over a minimum period of one year after the date when first payment of interest or of principal, whichever is later, falls due, the ability to repay the loan in accordance with the contractual terms and the borrower gets reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. The Bank upgrades all other non-performing loans to a standard account if arrears of interest and principal are fully paid by the borrower.

The Reserve Bank of India has issued separate guidelines governing the off-balance sheet exposures of banks. The guidelines require banks to treat only unpaid amounts due for more than 90 days under derivatives contracts as non-performing assets. Further, mark-to-market gains on other derivative contracts with same counter-parties are reversed through profit and loss account. The Bank also creates general provisions on its standard loans based on the guidelines issued by the Reserve Bank of India. For performing loans in overseas branches, the general provision is made at higher of host country regulations requirement and the Reserve Bank of India requirement. The general provisioning requirements applicable to the loan assets in the standard asset category are applicable to banks’ derivative and gold exposures, using the current exposure method according to the guidelines of the Reserve Bank of India.

Additionally, the Bank creates provisions on individual country exposures including indirect country risk (other than for home country exposures). The countries are categorized into seven risk categories: insignificant, low, moderately low, moderate, moderately high, high and very high and provisioning is made for those exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with a contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the country exposure (net) of the Bank with respect to each country does not exceed 1% of the total funded assets, no provision is required for such country exposure.

Transfer and Servicing of Assets

ICICI Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized, and gains/losses are accounted for only if we surrender the rights to benefits specified in the underlying securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

Under Indian GAAP, with effect from February 1, 2006, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. With effect from May 7, 2012, the profit/premium arising from securitization is amortized over the life of the transaction based on the method prescribed by the Reserve Bank of India. Net loss arising on account of the sell-down securitization and direct assignment of loan assets is recognized at the time of sale.

In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilized to meet the shortfall/loss on account of the sale of other financial assets to the securitization/ reconstruction company.

ICICI Prudential Life Insurance Company

Premium is recognized as income when due from policyholders. For our unit-linked business, premium is recognized as income when the associated units are created. Premium on lapsed policies is recognized as income when such policies are reinstated.

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

Statutory reserves are held as per the requirements of the Insurance Regulatory and Development Authority and the Actuarial Society of India. Accordingly, the reserves are computed using the Gross Premium Method using assumptions for interest, mortality, morbidity, expense and inflation and, in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders.

Certain actuarial reserves on lapsed policies created in earlier years are not immediately released through our profit and loss account upon the lapse of the policy. The release of such actuarial reserves are accounted for as funds for future appropriations as a balance sheet item in accordance with the instructions received from the Insurance Regulatory and Development Authority and the same is recognized in our profit and loss account only on the expiration of the reinstatement period and on the Appointed Actuary’s recommendation. Based on the recommendation of Appointed Actuary unappropriated profits are held in the Balance Sheet as Funds for Future Appropriations.

Investments are accounted for in accordance with the provisions of Insurance Act and guidelines issued by the Insurance Regulatory and Development Authority in this context from time to time. Accordingly, unrealized gain on investment is not taken into the profit and loss account except in the case of unit-linked businesses. Unrealized gains/losses arising due to changes in the fair value of equity shares and mutual fund units, in non-unit-linked policyholders’ and shareholders’ segments, are reflected in the “Fair Value Change Account” in the balance sheet.

Fair Value Measurements

We determine the fair values of our financial instruments based on the fair value hierarchy established in ASC Topic 820. The standard describes three levels of inputs that may be used to measure fair value.

The valuation of Level 1 instruments is based upon the unadjusted quoted prices of identical instruments traded in active markets.

The valuation of Level 2 instruments is based upon the quoted prices for similar instruments in active markets, the quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from valuation models which use significant inputs that are observable in active markets. Inputs used include interest rates, yield curves, volatilities and credit spreads, which are available from public sources such as Reuters, Bloomberg, Foreign Exchange Dealers Association of India and the Fixed Income Money Markets and Derivatives Association of India.

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

A description of the valuation methodologies of Level 3 investments under U.S. GAAP

Our total investment in Level 3 instruments amounted to Rs. 139.1 billion at year-end fiscal 2014, as compared to Rs. 77.8 billion at year-end fiscal 2013. Out of the total Level 3 investments, investments amounting to Rs. 135.3 billion were India-linked and investments amounting to Rs. 3.8 billion were non-India linked. India-linked investments consisted of pass through certificates of Rs. 127.9 billion, venture capital units of Rs. 3.6 billion, corporate bonds of Rs. 1.9 billion, security receipts of Rs. 0.7 billion, equity shares of Rs. 0.6 billion, preference shares of Rs. 0.5 billion and debentures of Rs. 0.1 billion. Non-India linked investments consisted of mortgage backed securities of Rs. 3.1 billion, asset backed commercial papers of Rs. 0.7 billion and equity shares of Rs. 0.3 million at year-end fiscal 2014.

Bonds that have been identified as illiquid and valued on the basis of a valuation model are classified as Level 3 instruments, only if the input used to value those securities is collected from unobservable market data or if the bonds were valued after making adjustment to the market observable data. The investment in bonds of Rs. 1.9 billion is valued at the amortized cost net of impairment or based on prices available from Bloomberg which are developed using internal estimates and assumptions or based on market value of the underlying collateral.

Due to illiquidity in the asset backed and mortgage backed security markets, a substantial part of these securities are classified as Level 3 and valuation models are used to value these securities.

The valuation of Indian pass through certificates is dependent on the estimated cash flows that the underlying trust would pay out. The underlying trust makes assumptions with regards to various variables to arrive at the estimated cash flows. The cash flows for pass through certificates are discounted at the yield-to-maturity rates and credit spreads published by Fixed Income Money Market and Derivatives Association on month ends.

The valuation of security receipts and venture capital funds is calculated using the net asset value published by the issuing company.

Our Canadian subsidiary holds investments in asset backed commercial paper amounting to Rs. 0.7 billion (book value, net of provision) at year-end fiscal 2014, which are overdue. We have made provisions on these investments based on management’s estimates of expected recovery. Retained interest, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, has been recorded as available-for-sale securities in the balance sheet at fair value of Rs. 3.1 billion determined using an internal model.

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

Recently Issued Accounting Pronouncements under U.S. GAAP

Financial Services – Investment Companies

In June 2013, the FASB issued Accounting Standards Update No. 2013-08, “Amendments to the Scope, Measurement, and Disclosure Requirements” (ASU2013-08), an update to Topic 946 – Financial Services – Investment Companies. The amendments change the approach to the investment company assessment in Topic 946, clarify the characteristics of an investment company and provide comprehensive guidance for assessing whether an entity is an investment company. Accounting Standards Update No. 2013-08 is effective for interim and annual reporting periods beginning after December 15, 2013. We are in the process of evaluating the impact of adopting this statement.

Reclassification of Defaulted Consumer Mortgage Loans upon Foreclosure

In January 2014, the FASB issued Accounting Standards Update No. 2014-04, Receivables—Troubled Debt Restructurings by Creditors (Subtopic 310-40): Reclassification of Residential Real Estate Collateralized Consumer Mortgage Loans upon Foreclosure. The amendments in this Update clarify that an in-substance repossession or foreclosure occurs, and a creditor is considered to have received physical possession of residential real estate property collateralizing a consumer mortgage loan, upon either (1) the creditor obtaining legal title to the residential real estate property upon completion of a foreclosure or (2) the borrower conveying all interest in the residential real estate property to the creditor to satisfy that loan through completion of a deed in lieu of foreclosure or through a similar legal agreement. Additionally, the amendments require interim and annual disclosure of both (1) the amount of foreclosed residential real estate property held by the creditor and (2) the recorded investment in consumer mortgage loans collateralized by residential real estate property that are in the process of foreclosure according to local requirements of the applicable jurisdiction. The Accounting Standards Update will become effective for annual and interim periods beginning after December 15, 2014 and can be adopted using either a modified retrospective method or a prospective transition method with the cumulative effect being recognized in the retained earnings of the earliest annual period for which the Accounting Standards Update is adopted. We are in the process of evaluating the impact of adopting this update.

Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists

In July 2013, the FASB issued Accounting Standards Update No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit When a Net Operating Loss Carry-forward, a Similar Tax Loss, or a Tax Credit Carry-forward Exists (a consensus of the FASB Emerging Issues Task Force). This Accounting Standards Update requires that an unrecognized tax benefit should be presented as a reduction of a deferred tax asset for a net operating loss or other tax credit carry-forward when settlement in this manner is available under the tax law. The assessment of whether settlement is available under the tax law would be based on facts and circumstances as of the balance sheet reporting date and would not consider future events.

This Accounting Standards Update is effective prospectively for fiscal years, and interim periods within those years, beginning after December 15, 2013. We are in the process of evaluating the impact of adopting this update.

Convergence of Indian accounting standards with International Financial Reporting Standards

The financial statements and other financial information included here are based on our consolidated financial statements under Indian GAAP. The Finance Minister of India in his budget speech in July 2014, expressed the need for convergence of current Indian accounting standards with International Financial Reporting Standards as issued by International Accounting Standards Board. Accordingly, he has proposed for adoption of the new Indian Accounting Standards by the Indian companies from fiscal 2016 voluntarily and from fiscal 2017 on a mandatory basis. Based on the international consensus, the regulators will separately notify the date of implementation of new Indian Accounting Standards for banks and insurance companies. Financial statements prepared under International Financial Reporting Standards may diverge significantly from the financial statements and other financial information prepared under Indian GAAP.

MANAGEMENT

Directors and Executive Officers

Our Board of Directors, consisting of 12 members at June 30, 2014, is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, 2013, change the maximum number of directors by a special resolution which has to be duly approved by the shareholders. A special resolution is considered as duly approved where the votes cast by members in favour of the resolution are not less than three times the number of the votes, if any, cast against the resolution. In addition, under the Banking Regulation Act 1949, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our Board of Directors.

The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture and small scale industry. All of our directors are professionals with special knowledge of one or more of the above areas. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India, in addition to the approval of shareholders required for appointment of all directors other than the government director and the debenture director. In classification of directors as independent, we have relied on the declaration of independence provided by the independent directors as prescribed under the Companies Act and placed at the board meeting held on April 25, 2014, applicable Reserve Bank of India guidelines and circulars and certain legal advice obtained. The Companies Act excludes the government director from the definition of independent director. The Reserve Bank of India has also prescribed ‘fit and proper’ criteria to be considered while appointing persons as directors of banking companies. Our directors (other than the government director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our Board Governance Remuneration & Nomination Committee/Board of Directors has reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria. Further, pursuant to the Reserve Bank of India guidelines, a person would be eligible for appointment as director if he or she is between 35 and 70 years of age.

Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, there is no debenture director on our Board of Directors.

Of the 12 directors, four directors are in our whole-time employment, or executive directors, one is a government director and the remaining seven directors are independent directors. Mr. Alok Tandon, Joint Secretary, Department of Financial Services, Ministry of Finance, has been nominated as government nominee director on the Board of ICICI Bank Limited in place of Mr. Arvind Kumar, with effect from June 6, 2014. Of the seven independent directors, Mr. K. V. Kamath is the Chairman of our Board and the others are company/corporate executives, retired company executives, advisors and chartered accountants. Of the seven independent directors, two have specialized knowledge in respect of agriculture and rural economy or small scale industry.

In 2013, the Indian Parliament enacted the Companies Act, 2013 which made several changes to corporate law in India which was thus far governed by the Companies Act, 1956. The Companies Act, 2013 provides that an independent director shall not hold office for more than two consecutive terms of five years each provided that the director is re-appointed by passing a special resolution on completion of first term of five consecutive years. To compute the period of five consecutive years, the tenure of every independent director was reckoned afresh from April 1, 2014. Pursuant to the provisions of the Banking Regulation Act, none of the directors other than the Chairman and executive directors may hold office continuously for a period exceeding eight years. The Companies Act also provides that in respect of banking companies, the provisions of the Act shall apply except in so far as the said provisions are inconsistent with the provisions of the Banking Regulation Act.

Pursuant to the provisions of the Companies Act, at least two-thirds of the total number of directors other than independent directors are subject to retirement by rotation. The government director and the debenture director are not subject to retirement by rotation as per our organizational documents. One-third of the directors liable to retire by rotation must retire from office at each annual meeting of shareholders. A retiring director is eligible for re-election.

Mr. K.V. Kamath was the Managing Director and CEO of ICICI Bank from May 3, 2002 until April 30, 2009 and was appointed as non-executive Chairman for a period of five years effective May 1, 2009. The shareholders at the annual general meeting held on June 24, 2013 approved the re-appointment of K. V. Kamath for a period of five years effective May 1, 2014 up to April 30, 2019 and the Reserve Bank of India has approved his re-appointment for a period of three years effective May 1, 2014 up to April 30, 2017. Of the remaining independent directors, Dileep Choksi and V. K. Sharma have a residual tenure of more than five years out of their total eight year tenure permitted under the Banking Regulation Act. Dileep Choksi’s tenure as per the Companies Act, 2013 would be up to March 31, 2019 and he would be eligible for re-appointment up to April 25, 2021, which is the balance period permitted under the Banking Regulation Act. The appointment of V. K. Sharma as an independent director was approved by the shareholders at the annual general meeting held on June 30, 2014 for a period of five years up to March 31, 2019, after which he would be eligible for re-appointment up to March 5, 2022. The residual tenure of the other independent directors under the Banking Regulation Act is less than five years and they will continue to hold office as independent directors till the expiry of their tenure under the Banking Regulation Act. Ms. Chanda Kochhar was appointed as Executive Director effective April 1, 2001, designated as Deputy Managing Director effective April 29, 2006 and Joint Managing Director and Chief Financial Officer effective October 19, 2007. She was appointed as Managing Director and CEO for a period of five years effective May 1, 2009. The shareholders at the annual general meeting held on June 24, 2013, approved the re-appointment of Ms. Chanda Kochhar for a period of five years effective April 1, 2014 up to March 31, 2019. The Reserve Bank of India has approved the re-appointment of Ms. Chanda Kochhar up to April 30, 2017.

Mr. K. Ramkumar was appointed as Executive Director, for a period of five years, effective February 1, 2009. The shareholders at the annual general meeting held on June 24, 2013 approved the re-appointment of Mr. K. Ramkumar for a period of five years effective February 1, 2014 up to January 31, 2019. The Reserve Bank of India has approved the re-appointment of Mr. K. Ramkumar up to January 31, 2017.

Mr. N. S. Kannan was appointed as Executive Director and Chief Financial Officer, for a period of five years, effective May 1, 2009. The shareholders at the annual general meeting held on June 24, 2013 approved the re-appointment of Mr. N. S. Kannan for a period of five years effective May 1, 2014 up to April 30, 2019. The Reserve Bank of India has approved the re-appointment of Mr. N. S. Kannan up to April 30, 2017.

Our Board at its Meeting held on October 25, 2013 approved the change in designation of Mr. N. S. Kannan to Executive Director. The Board at the same meeting designated Mr. Rakesh Jha, Deputy Chief Financial Officer as the Chief Financial Officer. He continues to report to Mr. N. S. Kannan.

Mr. Rajiv Sabharwal was appointed as Executive Director for a period of five years effective June 24, 2010. The Reserve Bank of India approval for Mr. Sabharwal’s appointment is valid till June 23, 2015. The shareholders at the annual general meeting of the Bank held on June 30, 2014 approved the re-appointment of Mr. Rajiv Sabharwal for a period of five years effective June 24, 2015 until June 23, 2020. This is subject to the approval of the Reserve Bank of India.

Dr. Swati Piramal, an independent director of the Bank, resigned from the Board effective February 26, 2014.

The Board, at its Meeting held on March 6, 2014, appointed Mr. V. K. Sharma, Managing Director of Life Insurance Corporation of India as an additional Director effective March 6, 2014. The shareholders at the annual general meeting held on June 30, 2014 approved the appointment of Mr. V. K. Sharma as an independent director for a period of five years until March 31, 2019. Mr. Alok Tandon, Joint Secretary, Department of Financial Services, Ministry of Finance, has been nominated as government nominee Director on the Board of ICICI Bank Limited in place of Mr. Arvind Kumar with effect from June 6, 2014.

Our Board of Directors had the following members at June 30, 2014:

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2014
Mr. Kundapur Vaman Kamath Independent Chairman	66	April 17, 1996	Lead Independent Director Infosys Limited Director Schlumberger Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2014
Mr. Dileep Choksi Non-Executive Director Profession: Advisor	64	April 26, 2013
Director
ICICI Lombard General Insurance Company Limited
ICICI Home Finance Company Limited
AIA Engineering Limited
Datamatics Global Services Limited
Lupin Limited
Mafatlal Cipherspace Private Limited
Hexaware Technologies Limited
Incube Ventures Private Limited

Mr. Homi Khusrokhan Non-Executive Director Profession: Advisor	70	January 21, 2010
Director
Advinus Therapeutics Limited
Fulford (India) Limited
LIC Nomura Mutual Fund Trustee Company Private Limited
Novalead Pharma Private Limited
Samson Maritime Limited
Tata AIA Life Insurance Company Limited
The Anglo Scottish Education Society

Mr. Alok Tandon Nominee Director Profession: Government Service	51	June 6, 2014	Director IFCI Limited National Housing Bank Small Industries Development Bank of India United India Insurance Company Limited

Mr. M. S. Ramachandran Non-Executive Director Profession: Advisor	69	April 25, 2009
Director
Ester Industries Limited
Gulf Oil Corporation Limited
Gulf Oil Lubricants India Limited
Houghton International Inc.
Infrastructure India Plc
Supreme Petrochem Limited
International Paper APPM Limited

Dr. Tushaar Shah Non-Executive Director Profession: Advisor	62	May 3, 2010	Member: Board of Governors DSC Foundation

Mr. V. K. Sharma Non-Executive Director Profession: Managing Director, Life Insurance Corporation of India	55	March 6, 2014	Managing Director Life Insurance Corporation of India Director ACC Limited Infrastructure Leasing & Financial Services Limited LIC Pension Fund Limited Life (International) B.S.C Bahrain Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2014
Mr. V. Sridar Non-Executive Director Profession: Advisor	66	January 21, 2010
Director
Aadhar Housing Finance Limited
Cent Bank Home Finance Limited
ICICI Prudential Life Insurance Company Limited
IDFC AMC Trustee Company Limited
Morpheus Capital Advisors Private Limited
Ponni Sugars (Erode) Limited
Sarda Metals and Alloys Limited
Seshasayee Paper and Boards Limited
STCI Primary Dealer Limited

Ms. Chanda Kochhar Managing Director and CEO Profession: Company Executive	52	April 1, 2001
Chairperson
ICICI Bank UK Plc
ICICI Bank Canada
ICICI Bank Eurasia Limited Liability Company
ICICI Prudential Life Insurance Company Limited
ICICI Lombard General Insurance Company Limited
ICICI Prudential Asset Management Company Limited
ICICI Securities Limited
Member-Board
Institute of International Finance, Inc
Member-Executive Board
Indian School of Business

Mr. N. S. Kannan Executive Director Profession: Company Executive	49	May 1, 2009
Chairman
ICICI Securities Primary Dealership Limited
Director
ICICI Bank UK Plc
ICICI Bank Canada
ICICI Prudential Life Insurance Company Limited
ICICI Lombard General Insurance Company Limited
ICICI Prudential Asset Management Company Limited
Member - Supervisory Board
ICICI Bank Eurasia Limited Liability Company
Member - Advisory Board
IITB Monash Research Academy

Mr. K. Ramkumar Executive Director Profession: Company Executive	52	February 1, 2009	Director ICICI Prudential Life Insurance Company Limited ICICI Venture Funds Management Company Limited

Mr. Rajiv Sabharwal Executive Director Profession: Company Executive	48	June 24, 2010	Chairman ICICI Home Finance Company Limited Director ICICI Prudential Life Insurance Company Limited

Our executive officers at June 30, 2014 were as follows:

Name	Age	Designation and Responsibilities	Years of work experience	Total remuneration in fiscal 2014(1) (in Rupees)	Bonus for fiscal 2014(2) (in Rupees)	Stock options granted for fiscal 2013	Stock options granted for fiscal 2014(2)	Total stock options granted through June 2014	Total stock options outstanding at June 30, 2014(3)	Shareholdings at June 30, 2014(4)
Ms. Chanda Kochhar	52	Managing Director and CEO	30	36,766,563	15,516,081	250,000	290,000	2,405,000	2,000,000	343,925
Mr. N. S. Kannan	49	Executive Director	27	24,973,590	10,400,859	125,000	145,000	997,400	795,000	50,225
Mr. K. Ramkumar	52	Executive Director	29	27,093,201	10,400,859	125,000	145,000	1,215,000	918,000	–
Mr. Rajiv Sabharwal	48	Executive Director	24	23,561,751	9,928,989	125,000	145,000	730,000	688,000	27,000
Mr. Vijay Chandok	46	President	23	25,305,626	9,534,105	90,000	105,000	796,100	672,025	6,000
Ms. Zarin Daruwala	49	President	24	23,898,126	9,534,105	90,000	105,000	705,600	622,000	61,452
Mr. Rakesh Jha	42	CFO	17	16,956,584	4,667,040	42,500	58,000	538,650	405,250	–

(1)
Includes salary and other benefits and ICICI Bank’s contribution to superannuation fund, provident and gratuity fund paid for fiscal 2014 and excludes bonus for fiscal 2012 (if any) and fiscal 2013 which was paid in fiscal 2014.

(2)	Stock options granted and bonuses for fiscal 2014 are subject to approval of the Reserve Bank of India.

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

Ms. Chanda Kochhar has a post-graduate degree in management from Jamnalal Bajaj Institute of Management Studies, Mumbai and a degree in cost and works accountancy from the Institute of Cost and Works Accountants of India. She started her career in 1984 with ICICI in its project finance department and has worked in the areas of corporate banking, infrastructure financing, e-commerce, strategy, retail banking and finance. She was appointed to our Board as an Executive Director in April 2001. Our Board designated her as Deputy Managing Director effective April 29, 2006 and as Joint Managing Director and Chief Financial Officer effective October 19, 2007. Effective May 1, 2009 our Board appointed Ms. Chanda Kochhar as Managing Director and CEO.

Mr. N. S. Kannan is a graduate in mechanical engineering, a post-graduate in management from the Indian Institute of Management, Bangalore and a chartered financial analyst from the Institute of Chartered Financial Analysts of India. He joined ICICI in 1991. He has worked in the areas of corporate finance, infrastructure finance, structured finance, treasury and life insurance. He was Chief Financial Officer and Treasurer of ICICI Bank from 2003 to 2005 and Executive Director on the board of ICICI Prudential Life Insurance Company from 2005 to 2009. Our Board of Directors appointed him as Executive Director and Chief Financial Officer effective May 1, 2009. Our board re-designated Mr. Kannan as Executive Director, effective October 25, 2013. His responsibilities include finance, treasury, commercial banking, legal, risk management, corporate social responsibility, corporate communications and corporate branding. He is also responsible for day-to-day administration of the compliance and internal audit functions.

Mr. K. Ramkumar is a science graduate from Madras University with a post-graduate diploma in personnel management. He worked with ICI India before joining ICICI Bank in 2001 in the human resources department. In 2006 he was designated as Group Chief Human Resources Officer. Our Board of Directors appointed him as Executive Director effective February 1, 2009. Effective August 1, 2014, he will be responsible for operations and will also head ICICI Foundation for Inclusive Growth as its President.

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

Mr. Vijay Chandok is a post-graduate in management from Narsee Monjee Institute of Management Studies, Mumbai. He joined ICICI in 1993 and has worked in the areas of corporate banking, small enterprises and retail banking. He was designated as Group Executive-International Banking in April 2010 and re-designated as President effective May 10, 2011. He is responsible for international banking and small and medium enterprise businesses.

Ms. Zarin Daruwala is a chartered accountant and company secretary. She joined ICICI in 1989 and has worked in various areas including fund raising, project finance, corporate banking, investment banking and agri-business. She was designated as Group Executive – Wholesale Banking in July 2010 and re-designated as President effective May 10, 2011. She is responsible for wholesale banking including corporate banking, project finance, financial institutions & capital markets business and government banking.

Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1996 and has worked in various areas including planning, strategy, finance and treasury. He was designated the Deputy Chief Financial Officer of ICICI Bank in May 2007 and Chief Financial Officer in October 2013. His responsibilities include financial reporting, planning & strategy, asset-liability management and technology management & infrastructure.

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

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditor’s report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointments, terms of appointment and removal of central and branch statutory auditors and chief internal auditor and fixation of their remuneration, approval of payment to statutory auditors for other permitted services rendered by them, review and monitor with the management the auditor’s independence, performance and effectiveness of audit process, review of functioning of whistle blower policy, review of the quarterly and annual financial statements before submission to the Board, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, approval of transactions with related parties or any subsequent modifications, review of statement of significant related party transactions, review of management letters/letters on internal control weaknesses issued by statutory auditors, review the statement of uses/application of funds raised through an issue (public issue, rights issue or preferential issue) with the management, review the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency with the management, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk managements systems and scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel and also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer (i.e., the whole-time finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background of the candidate.

All significant audit and non-audit services to be provided by our principal accountants are pre-approved by the Audit Committee before such services are provided to us.

Board Governance, Remuneration and Nomination Committee

As of the date of filing this annual report, the Board Governance, Remuneration and Nomination Committee comprises three independent directors— Mr. Homi Khusrokhan, Mr. K. V. Kamath and Mr. M. S. Ramachandran. Mr. Homi Khusrokhan, an independent director, is the Chairman of the Committee.

The functions of the Committee include identification of persons qualified to become directors and who may be appointed in senior management and recommendation of their appointments and removal to the Board, evaluation of the performance of the Managing Director and CEO and wholetime directors on pre-determined parameters, recommendation to the Board of the remuneration (including performance bonus and perquisites) to wholetime directors, approval of the policy for and quantum of bonus payable to the members of the staff, recommendation to the Board of a policy relating to the remuneration for the directors, key managerial personnel and other employees, framing of guidelines for the Employees Stock Option Scheme and recommendation of grant of ICICI Bank stock options to the employees and the wholetime directors of ICICI Bank and its subsidiary companies and formulation of the criteria for determining qualifications, positive attributes and independence of a director.

Corporate Social Responsibility Committee

As of the date of filing this annual report, the Corporate Social Responsibility Committee comprises three directors—Mr. M. S. Ramachandran, Dr. Tushaar Shah and Ms. Chanda Kochhar. Mr. M. S. Ramachandran, an independent director, is the Chairman of the Committee.

The functions of the Committee include review of corporate social responsibility initiatives undertaken by the ICICI Group and the ICICI Foundation for Inclusive Growth, formulation and recommendation to the Board of corporate social responsibility policy, reviewing and recommending the annual corporate social responsibility plan to the Board, making recommendations to the Board with respect to the corporate social responsibility initiatives, policies and practices of the ICICI Group, monitoring the corporate social responsibility activities and reviewing and implementing, if required, any other matters related to corporate social responsibility initiatives as recommended/suggested by the Reserve Bank of India or any other body.

Credit Committee

As of the date of filing this annual report, the Credit Committee comprises four directors—Mr. K. V. Kamath, Mr. Homi Khusrokhan, Mr. M. S. Ramachandran, and Ms. Chanda Kochhar. Mr. K. V. Kamath, an independent director, is the Chairman of the Committee.

The functions of the Committee include review of developments in key industrial sectors and major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

Customer Service Committee

As of the date of filing this annual report, the Customer Service Committee comprises four directors—Mr. M. S. Ramachandran, Mr. K. V. Kamath, Mr. V. Sridar and Ms. Chanda Kochhar. Mr. M. S. Ramachandran, an independent director, is the Chairman of the Committee.

The functions of the Committee include review of customer service initiatives, overseeing the functioning of the Customer Service Council and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Fraud Monitoring Committee

As of the date of filing this annual report, the Fraud Monitoring Committee comprises seven directors—Mr. V. Sridar, Mr. K. V. Kamath, Mr. Dileep Choksi, Mr. Homi Khusrokhan, Mr. V. K. Sharma, Ms. Chanda Kochhar and Mr. Rajiv Sabharwal. Mr. V. Sridar, an independent director, is the Chairman of the Committee.

The Committee monitors and reviews all the frauds involving an amount of Rs. 10.0 million and above with the objective of identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and to put in place measures to rectify the same. The Committee is also empowered to identify the reasons for delay in detection, if any, and report to top management of the Bank and the Reserve Bank of India on the same. The progress of investigations and recovery positions is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and that action, if required, is completed quickly without loss of time. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls and putting in place other measures as may be considered relevant to strengthen preventive measures against frauds.

Information Technology Strategy Committee

As of the date of filing this annual report, the Information Technology Strategy Committee comprises four directors—Mr. Homi Khusrokhan, Mr. K.V. Kamath, Mr. V. Sridar and Ms. Chanda Kochhar. Mr. Homi Khusrokhan, an independent director, is the Chairman of the Committee.

The functions of the Committee are to approve strategy for information technology and related policy documents, ensure that information technology strategy is aligned with business strategy, review information technology risks, ensure proper balance of information technology investments for sustaining the Bank’s growth, oversee the aggregate funding of information technology at a Bank-level, ascertain if the management has resources to ensure the proper management of information technology risks and review contribution of information technology to businesses.

Risk Committee

As of the date of filing this annual report, the Risk Committee comprises six directors—Mr. K. V. Kamath, Mr. Dileep Choksi, Mr. Homi Khusrokhan, Mr. V. K. Sharma, Mr. V. Sridar and Ms. Chanda Kochhar. Mr. K.V. Kamath, an independent director, is the Chairman of the Committee.

The functions of the Committee are to review ICICI Bank’s risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity and disaster recovery plan. The Committee’s functions also include review of the Enterprise Risk Management framework of the Bank, risk appetite, the stress testing framework, internal capital adequacy assessment process and the framework for capital allocation. The Committee also reviews the status of Basel II and Basel III implementation, risk return profile of the Bank, outsourcing activities, compliance with the Reserve Bank of India guidelines pertaining to credit, market and operational risk management systems and the activities of Asset Liability Management Committee. The Committee also reviews the risk profile template and key risk indicators pertaining to various risks. In addition, the Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework.

Stakeholders Relationship Committee (formerly known as Share Transfer and Shareholders’/Investors’ Grievance Committee)

The Board of Directors at its Meeting held on April 25, 2014, re-named the Share Transfer & Shareholders’/Investors’ Grievance Committee as Stakeholders’ Relationship Committee, effective April 25, 2014.

As of the date of filing this annual report, the Stakeholders’ Relationship Committee comprises three directors—Mr. Homi Khusrokhan, Mr. V. Sridar, and Mr. N. S. Kannan. Mr. Homi Khusrokhan, an independent director, is the Chairman of the Committee.

The functions and powers of the Committee include approval and rejection of transfer or transmission of equity shares, preference shares, bonds, debentures and securities, issue of duplicate certificates, allotment of shares and securities issued from time to time, review redressal and resolution of grievances of shareholders, debenture holders and other security holders, delegation of authority for opening and operation of bank accounts for payment of interest, dividend and redemption of securities and the listing of securities on stock exchanges.

Committee of Executive Directors

As of the date of filing this annual report, the Committee of Executive Directors comprises all four executive directors. Ms. Chanda Kochhar, Managing Director and CEO is the Chairperson of the Committee and the other members are Mr. N. S. Kannan, Mr. K. Ramkumar and Mr. Rajiv Sabharwal.

The powers of the Committee include approval/renewal of credit proposals, restructuring and settlement as per authorization approved by the Board, approvals of detailed credit norms related to individual business groups, approvals to facilitate introduction of new products and product variants, program lending within each business segment and asset or liability category, including permissible deviations and delegation of the above function(s) to any committee or individual. The Committee also approves and reviews from time to time limits on exposure to any group or individual company as well as approves underwriting assistance to equity or equity linked issues and subscription to equity shares or equity linked products or preference shares. The Committee also exercises powers in relation to borrowing and treasury operations as approved by the Board, empowers officials of the Bank and its group companies through execution of power of attorney, if required under the common seal of the Bank, and further exercises powers in relation to premises and property-related matters.

Code of Ethics

We have adopted a Group Code of Business Conduct and Ethics for our directors and all our employees. This code aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the Company and is reviewed on an annual basis. We have not granted a waiver from any provision of the code to any of our directors or executive officers.

Principal Accountant: Fees and Services

The total fees to our principal accountant relating to the audit of consolidated financial statements for fiscal 2013 and fiscal 2014 and the fees for other professional services billed in fiscal 2013 and fiscal 2014 are as follows:

	Year ended March 31,
	2013		2014		2014
Audit	(in millions)				(in thousands)

Audit of ICICI Bank Limited and our subsidiaries	Rs.	167	Rs.	180	US$	2,998
Audit-related services
Opinion on non-statutory accounts presented in Indian Rupees		4		2		39
Others		10		8		130
Sub-total		181		190		3,167
Non-audit services
Tax services		–		–		–
Tax compliance		5		7		111
Other services		11		20		342
Sub-total		16		27		453
Total	Rs.	197	Rs.	217	US$	3,620

Fees for “other services” under the non-audit services category are principally fees related to advisory and certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2014 and fees for other professional services billed in fiscal 2014. Our Audit Committee pre-approves all significant assignments undertaken for us by our principal accountant.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the New York Stock Exchange for United States issuers.

Independent Directors. A majority of our Board are independent directors, as defined under applicable Indian legal requirements. Section 149 of the Companies Act, 2013 notified effective April 1, 2014 has defined an independent director and specified the eligibility criteria for a director to be classified as independent. The criteria includes that a director in order to be independent should not have any pecuniary relationship with the company, its holding, subsidiary or associate company, or their promoters, or directors, during the two immediately preceding financial years or during the current financial year. Exemptions have been prescribed for certain transactions which may be in the ordinary course of business and at arm’s length. As per the Companies Act, 2013, every independent director at the first meeting of the Board in which he participates as a director and thereafter at the first meeting of the Board in every financial year or whenever there is any change in the circumstances which may affect his independent status is required to give a declaration that he meets the relevant criteria. In classification of the directors as independent, we have relied on the declaration provided by the directors as prescribed under the Companies Act and placed at the board meeting held on April 25, 2014, applicable Reserve Bank of India guidelines and circulars and the legal advice obtained in this regard. The Board has accordingly determined the independence of these directors. Pursuant to the Companies Act, 2013, the director nominated by Government of India would not be classified as independent. Although the judgment on independence must be made by our Board, there is no requirement that our Board affirmatively make such determination, as required by the New York Stock Exchange rules.

Non-Management Directors Meetings. Our non-management directors meet separately before or after each Board meeting. The Companies Act, 2013 requires independent directors to meet at least once a year without the non-independent directors and members of the management. The independent directors at such meetings are required to review the performance of the Chairman, non-independent directors and the Board as a whole. These provisions are applicable with effect from April 1, 2014, and the Bank will be required to comply with them in fiscal 2015.

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

Corporate Governance Guidelines. Under New York Stock Exchange rules, United States issuers are required to adopt and disclose corporate governance guidelines addressing matters such as standards of director qualification, responsibilities of directors, director compensation, director orientation and continuing education, management succession and annual performance review of the board of directors. While as a foreign private issuer, we are not required to adopt such guidelines, under the home country regulations, pursuant to the notification of the Companies Act, 2013, the Bank would be required to comply with certain disclosure requirements in its Indian annual report to shareholders. These disclosures relate to the Bank’s policy on director appointments and remuneration including criteria for determining qualifications and independence of a director. The Bank is also required to provide a statement indicating the manner in which formal annual evaluation has been made by the Board of its own performance and that of its committees and individual directors. These reporting and disclosure requirements will be effective fiscal 2015.

Compensation and Benefits to Directors and Officers

Remuneration

Under our organizational documents, each non-executive director, except the government director, is entitled to receive remuneration for attending each meeting of our Board or of a Board committee. The amount of remuneration payable to non-executive directors is set by our Board from time to time in accordance with limits prescribed by the Companies Act or the government. The Board of Directors had approved the payment of Rs. 20,000 as sitting fees for each Meeting of the Board or Committee attended. Pursuant to the Companies (Appointment and Remuneration of Managerial Personnel) Rules, 2014 notified by the Ministry of Corporate Affairs effective April 1, 2014, a sitting fee not exceeding Rs. 100,000 for each meeting of the board or committee may be paid to a director with the approval of the board. Our Board at its meeting held on April 25, 2014, approved a revision in sitting fee of Rs. 100,000 for each meeting of the Board. There is no change in the sitting fee payable for committee meetings. In addition, we reimburse directors for travel and related expenses in connection with Board and Committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our Board of Directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above. We have not paid any remuneration to non-executive directors other than the remuneration for attending each meeting of our Board or of a Board committee, except to Mr. K. V. Kamath, who was paid a remuneration of Rs. 2,000,000 per annum for fiscal 2014 as approved by the Reserve Bank of India. The above remuneration was also approved by shareholders and the government of India. Non-executive directors are not entitled to the payment of any benefits at the end of their terms of office.

The shareholders at the annual general meeting held on June 24, 2013 approved a revision in the remuneration payable to Mr. K. V. Kamath. In terms of the revised remuneration, Mr. K. V. Kamath is entitled to be paid a remuneration of up to Rs. 5,000,000 per annum. This remuneration limit will be effective May 1, 2014 up to April 30, 2019, being the period for which the shareholders re-appointed Mr. K. V. Kamath as Chairman. Within this range, the Board will approve the remuneration payable to Mr. K. V. Kamath from time to time subject to approval of the Reserve Bank of India. The Board at its Meeting held on October 25, 2013, approved a remuneration of Rs. 3,000,000 per annum effective May 1, 2014. The Reserve Bank of India while approving the re-appointment of the Chairman for the period May 1, 2014, up to April 30, 2017, has also approved the above remuneration of Rs. 3,000,000 per annum.

Our Board or any committee thereof may fix, within the range approved by the shareholders, the salary and supplementary allowance payable to the executive directors. We are required to obtain specific approval of the Reserve Bank of India for the actual monthly salary, supplementary allowance and annual performance bonus paid each year to the executive directors.

The following table sets forth the currently applicable monthly salary ranges:

Name and Designation	Monthly Salary Range (Rs.)
Ms. Chanda Kochhar, Managing Director and CEO	1,350,000 – 2,600,000 (US$ 22,500 – US$ 43,333)
Mr. N. S. Kannan, Executive Director	950,000 – 1,700,000 (US$ 15,833 – US$ 28,333)
Mr. K. Ramkumar, Executive Director	950,000 – 1,700,000 (US$ 15,833 – US$ 28,333)
Mr. Rajiv Sabharwal, Executive Director	900,000 – 1,600,000 (US$ 15,000 – US$ 26,667)

The monthly supplementary allowances for the Managing Director & CEO will be within the range of Rs 1,000,000 – Rs. 1,800,000, for N. S. Kannan and K. Ramkumar, Executive Directors would be within the range of Rs. 675,000 - Rs 1,225,000 and for Rajiv Sabharwal, Executive Director would be within the range of Rs. 650,000 – Rs. 1,200,000. The Board will determine the actual remuneration/supplementary allowance payable within the above ranges from time to time subject to the approval of the Reserve Bank of India.

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

The total compensation paid by ICICI Bank to its executive directors and executive officers during fiscal 2014 was Rs. 235 million.

Bonus

Each year, our Board of Directors awards discretionary bonuses to employees and executive directors on the basis of performance and seniority. The performance of each employee is evaluated through a performance management appraisal system. The aggregate amount of bonuses to all eligible employees and executive directors of ICICI Bank for fiscal 2014 was Rs. 3.9 billion. This amount was paid in fiscal 2015, excluding the payment of bonuses to executive directors which requires the approval of the Reserve Bank of India.

Employee Stock Option Scheme

ICICI Bank has an employee stock option scheme to encourage and retain high-performing employees. Pursuant to the stock option scheme as amended, up to 10.0% of the aggregate of issued equity shares at the time of the grant of stock options could be allocated under the employee stock option scheme. At year-end fiscal 2014 against the limit of 10.0% of issued shares, equivalent to 115.5 million shares, we had granted about 66.4 million shares under the employee stock option scheme. Employees and directors of ICICI Bank, its subsidiaries and its holding company are eligible employees for grants of stock options. ICICI Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

Options granted till March 31, 2004 vested in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year, commencing not earlier than 12 months from the date of the grant. Options granted after April 1, 2004 through March 31, 2014, vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant, other than options granted in April 2009 which vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of the grant vesting in each year, commencing from the end of 24 months from the date of the grant; options granted in February 2011, of which 50% vested on April 30, 2014 and the balance 50% will vest on April 30, 2015; and options granted in September 2011 which vest in a graded manner over a five year period with 15%, 20%, 20% and 45% of the grant vesting in each year, commencing from end of 24 months from the date of grant. Options granted in April 2014 vest over a three year period, with 30%, 30%, and 40% of the grant vesting in each year commencing from the end of 12 months from the date of grant, other than certain options which will vest to the extent of 50% on April 30, 2017 and the balance on April 30, 2018.

Options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The exercise price for options granted prior to June 30, 2003 is equal to the market price of our equity shares on the date of grant on the stock exchange, which recorded the highest trading volume on the date of grant. On June 30, 2003, the Securities and Exchange Board of India revised its guidelines on employee stock options. While the revised guidelines provided that companies were free to determine the exercise price of stock options granted by them, they prescribed accounting rules and other disclosures, including expensing of stock options in the income statement, which are applicable to their Indian GAAP financial statements, in the event the exercise price was not equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. Effective July 22, 2004, the Securities and Exchange Board of India revised this basis of pricing to the latest available closing price, prior to the date of the meeting of the Board of Directors, in which options are granted, on the stock exchange which recorded the highest trading volume on that date. The exercise price for options granted by ICICI Bank on or after June 30, 2003, but before July 22, 2004 is equal to the average of the high and low market price of the equity shares in the two week period preceding the date of grant of the options, on the stock exchange which recorded the highest trading volume during the two week period. The exercise price of options granted before June 30, 2003 and on or after July 22, 2004 is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options. Options granted in February 2011 were granted at an exercise price which was approximately 3.0% below the closing price preceding the date of grant of options. The difference between the closing price and the exercise price is accounted for as an expense over the vesting period of the options.

The following table sets forth certain information regarding the stock option grants ICICI Bank has made under its employee stock option scheme. ICICI Bank granted all of these stock options at no cost to its employees. Options granted include grants to wholetime directors and employees of subsidiaries of ICICI Bank. ICICI Bank has not granted any stock options to its non-executive directors. The non-executive Chairman of the Board of Directors was granted options during his tenure as Managing Director & CEO up to April 30, 2009.

Date of grant	Number of options granted	Exercise price
February 21, 2000	1,713,000	Rs.	171.90	US$	2.87
April 26, 2001	1,580,200		170.00		2.83
March 27, 2002	3,155,000		120.35		2.01
April 25, 2003	7,338,300		132.05		2.20
July 25, 2003	147,500		157.03		2.62
October 31, 2003	6,000		222.40		3.71
April 30, 2004	7,539,500		300.10		5.00
September 20, 2004	15,000		275.20		4.59
April 30, 2005	4,906,180		359.95		6.00
August 20, 2005	70,600		498.20		8.30
January 20, 2006	5,000		569.55		9.49
April 29, 2006	6,267,400		576.80		9.61
July 22, 2006	29,000		484.75		8.08
October 24, 2006	78,500		720.55		12.01
January 20, 2007	65,000		985.40		16.42
April 28, 2007	4,820,300		935.15		15.59
July 21, 2007	11,000		985.85		16.43
October 19, 2007	46,000		1,036.50		17.28
January 19, 2008	40,000		1,248.85		20.81
March 8, 2008	39,000		893.40		14.89
April 26, 2008	5,595,000		915.65		15.26
July 26, 2008	25,000		656.75		10.95
October 27, 2008	20,500		308.50		5.14
April 25, 2009	1,728,500		434.10		7.24
March 6, 2010	2,500		901.75		15.03
April 24, 2010	2,392,600		977.70		16.30

Date of grant	Number of options granted	Exercise price
July 31, 2010	44,000	904.90	15.08
October 29, 2010	18,000	1,089.05	18.15
January 24, 2011	25,000	1,065.55	17.76
February 7, 2011	3,035,000	967.00	16.12
April 28, 2011	4,018,600	1,106.85	18.45
July 29, 2011	9,000	1,017.45	16.96
September 16, 2011	30,000	876.20	14.60
October 31, 2011	3,000	933.35	15.56
April 27, 2012	4,392,200	841.45	14.02
July 27, 2012	3,000	906.75	15.11
October 26, 2012	55,000	1,087.15	18.12
April 26, 2013	4,414,650	1,177.35	19.62
January 29,2014	5,000	1,018.65	16.98
April 25, 2014(1)	6,470,100	1,299.55	21.66

(1)	Options granted on April 25, 2014, include options granted to executive directors, which requires the approval of the Reserve Bank of India.

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

Date of grant	Number of options granted	Exercise price(1)
August 3, 1999	2,323,750	Rs.	85.55	US$	1.43
April 28, 2000	2,902,500		133.40		2.22
November 14, 2000	20,000		82.90		1.38
May 3, 2001	3,145,000		82.00		1.37
August 13, 2001	60,000		52.50		0.88
March 27, 2002	6,473,700		60.25		1.00

(1)	The exercise price is equal to the market price of ICICI’s equity shares on the date of grant.

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

The following table sets forth certain information regarding the options granted by ICICI Bank (including options granted by ICICI adjusted in accordance with the Scheme of Amalgamation) at April 25, 2014.

Particulars	ICICI Bank
Options granted(1) (net of lapsed)		66,391,752
Options vested		49,356,153
Options exercised		31,958,326
Options forfeited/lapsed		11,229,853
Extinguishment or modification of options		..
Amount realized by exercise of options	Rs.	8,411,313,500
Total number of options in force		34,433,426

(1)	Includes options granted to full-time directors which requires approval of the Reserve Bank of India.

ICICI Prudential Life Insurance Company has an Employee Stock Option Scheme, the terms of which allow up to 3.0% of its issued capital to be allocated to employee stock options. ICICI Prudential Life Insurance Company had 9,869,198 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2014.

ICICI Lombard General Insurance Company has an Employee Stock Option Scheme, the terms of which allow up to 5.0% of its paid-up capital to be allocated to employee stock options. ICICI Lombard General Insurance Company had 9,844,494 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2014.

Loans

ICICI Bank has internal rules for grant of loans to employees and executive directors to acquire certain assets such as property, vehicles and other consumer durables. ICICI Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, ICICI Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2014, outstanding loans to ICICI Bank’s employees totaled Rs. 8.2 billion, compared to Rs. 7.2 billion at year-end fiscal 2013. This amount included loans to certain of ICICI Bank’s directors and executive officers amounting to Rs. 28 million at year-end fiscal 2014, compared to Rs. 5 million at year-end fiscal 2013, made on the same terms, including as to interest rates and collateral, as loans to other employees. Loans to the executive directors are made after approval by the Reserve Bank of India. See also “Operating and Financial Review and Prospects—Related Party Transactions”.

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

The accounts of the fund are audited by independent auditors. The total corpus of the fund at year-end fiscal 2014 based on its audited financial statements was Rs. 5,838 million compared to Rs. 5,532 million at year-end fiscal 2013.

Superannuation Fund

ICICI Bank contributes 15% of the total annual basic salary to a superannuation fund in respect of the employees to whom it applies. ICICI Bank’s employees get an option on retirement or resignation to receive one-third or one-half, depending on the tenure of service, of the total balance as commutation and a periodic pension based on the remaining balance. In the event of the death of an employee, his or her beneficiary receives the remaining accumulated balance, if eligible. ICICI Bank also gives a cash option to its employees, allowing them to receive the amount that would otherwise be contributed by ICICI Bank in their monthly salary during their employment. The superannuation fund is being administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to choose between funds administered by the Life Insurance Corporation of India and ICICI Prudential Insurance Company Limited. The total corpus of the superannuation fund was Rs. 2,232 million at year-end fiscal 2014 compared to Rs. 2,011 million at year-end fiscal 2013.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as part of its retirement benefits to its employees. There are separate provident funds for employees inducted from Bank of Madura, The Bank of Rajasthan, Sangli Bank and for other employees of ICICI Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary (10.0% for clerks and sub-staff of Sangli Bank) and ICICI Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from Bank of Madura, The Bank of Rajasthan, Sangli Bank and other employees of ICICI Bank at year-end fiscal 2014, based on their audited financial statements, amount to Rs. 984 million, Rs. 1,825 million, Rs. 719 million and Rs. 12,285 million, respectively.

Pension Fund

The Bank provides for pension, a deferred retirement plan covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plan provides for pension payments, including dearness relief, on a monthly basis to these employees on their retirement based on the respective employee’s years of service with the Bank and applicable salary. For the former Bank of Madura, Sangli Bank and Bank of Rajasthan employees in service, separate pension funds are managed by the trust and the liability is funded as per actuarial valuation. The trust purchases annuities from the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited as part of its master policies for payment of pension to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. Employees covered by the pension plan are not eligible for their employer’s contribution under the provident fund plan. The corpus, based on unaudited financial statements at year-end fiscal 2014 was Rs. 8,983 million compared to Rs. 9,436 million at year-end fiscal 2013.

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

This discussion presents an overview of the role and activities of the Reserve Bank of India and of each of the major participants in the Indian financial system, with a focus on commercial banks. This is followed by a brief summary of the banking reform process and key reform measures announced or proposed in recent years. Finally, measures announced by the Reserve Bank of India in recent monetary policy statements are briefly reviewed.

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

Commercial Banks

Commercial banks in India meet the short-term financial needs, or working capital requirements, of industry, trade and agriculture, provide long-term financing to sectors like infrastructure and provide retail loan products. At December 31, 2013, there were 146 scheduled commercial banks in the country, with a network of 111,778 branches serving approximately Rs. 74.63 trillion in deposit accounts. Scheduled commercial banks are banks that are listed in the second schedule of the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 64.0% of bank branches located in rural or semi-urban areas of the country.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its five associate banks, 19 nationalized banks and 57 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 77,389 branches, and accounted for 72.8% of the outstanding gross bank credit and 74.2% of the aggregate deposits of the scheduled commercial banks at December 31, 2013. The State Bank of India is the largest bank in India in terms of total assets. At December 31, 2013, the State Bank of India and its five associate banks had 21,469 branches. They accounted for 22.3% of aggregate deposits and 22.5% of outstanding gross bank credit of all scheduled commercial banks. The Union Budget for fiscal 2015 announced on June 10, 2014 has proposed reduction of the government’s shareholding in public sector banks while maintaining majority shareholding by the government. The government has also agreed to consider proposals for consolidation of public sector banks.

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

Currently there are 57 regional rural banks and at December 31, 2013 they had 17,524 branches, and accounted for 2.9% of aggregate deposits and 2.6% of gross bank credit outstanding of scheduled commercial banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of private sector banks, including us. These banks are collectively known as the “new” private sector banks. At year-end fiscal 2014, there were seven “new” private sector banks. In addition, 13 old private sector banks existing prior to July 1993 were operating. The Sangli Bank Limited, an unlisted “old” private sector bank merged with us, effective April 19, 2007. The Centurion Bank of Punjab merged with HDFC Bank in May 2008. The Bank of Rajasthan Limited, an old private sector bank, merged with us with effect from the close of business on August 12, 2010.

At December 31, 2013, private sector banks accounted for approximately 18.4% of aggregate deposits and 19.8% of gross bank credit outstanding of the scheduled commercial banks. Their network of 16,564 branches accounted for 14.8% of the total branch network of scheduled commercial banks in the country.

In February 2013, the Reserve Bank of India issued guidelines on the entry of new banks in the private sector, specifying that select entities or groups in the private sector, entities in the public sector and non-banking financial companies with a successful track record of at least ten years would be eligible to promote banks. The initial minimum capital requirement for these entities is Rs. 5.0 billion, with foreign shareholding not exceeding 49.0% for the first five years. The business plan for the bank should cover a realistic plan for achieving financial inclusion. The new banks can be set up only through a non-operative financial holding company registered with the Reserve Bank of India. In April 2014, the Reserve Bank of India issued in-principle licenses to two non-banking finance companies, IDFC Limited and Bandhan Financial Services Private Limited, to set up banks under these guidelines. Further, the Reserve Bank of India has indicated that it will be establishing a framework for issuing licenses on an on-going basis and will also allow for different types of banks performing specialized functions.

Foreign Banks

There are 43 foreign banks operating in India and at December 31, 2013, foreign banks had 301 branches in India. Foreign banks accounted for 4.6% of aggregate deposits and 4.9% of outstanding gross bank credit of scheduled commercial banks. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, some of the larger foreign banks have made retail banking a significant part of their portfolios. Most foreign banks operate in India through branches of the parent bank. Certain foreign banks also have wholly owned non-bank finance company subsidiaries or joint ventures for both corporate and retail lending.

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

•
For new and existing foreign banks, it was proposed to go beyond the existing World Trade Organization commitment of allowing increases of 12 branches per year. A more liberal policy will be followed for areas with a small number of banks.

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

In November 2013, the Reserve Bank of India issued a scheme for the establishment of wholly owned subsidiaries by foreign banks in India. The scheme envisages that foreign banks who commenced business in India after August 2010, or will do so in the future, will be permitted to do so only through wholly owned subsidiaries if certain specified criteria apply to them. These criteria include incorporation in a jurisdiction which gives legal preference to home country depositor claims, among others. Further, a foreign bank that has set up operations in India through the branch mode after August 2010 will be required to convert its operations into a subsidiary if it is considered to be systemically important. A bank would be considered to be systemically important if the assets on its Indian balance sheet (including credit equivalent of off-balance sheet items) exceed 0.25% of the assets of the Indian banking system. Establishment of a subsidiary would require approval of the Reserve Bank of India and for this purpose, the Reserve Bank of India would take into account various factors including economic and political relations with the country of incorporation of the parent bank and reciprocity with the home country of the parent bank. The regulatory framework for a subsidiary of a foreign bank would be substantially similar to that applicable to domestic banks, including with respect to management, directed lending, investments and branch expansion. Wholly-owned subsidiaries of foreign banks may, after further review, be permitted to enter into mergers and acquisition transactions with Indian private sector banks, subject to adherence to the foreign ownership limit of 74% applicable to Indian private sector banks.

In July 2012, the Reserve Bank of India revised priority sector lending norms and mandated foreign banks with 20 branches or more in India to meet priority sector lending norms as prescribed for domestic banks.

Cooperative Banks

Cooperative banks cater to the financing needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture. In light of the liquidity and insolvency problems experienced by some cooperative banks in fiscal 2001, the Reserve Bank of India undertook several interim measures, pending formal legislative changes, including measures related to lending against shares, borrowings in the call market and term deposits placed with other urban cooperative banks. Presently, the Reserve Bank of India is responsible for the supervision and regulation of urban cooperative banks, and the National Bank for Agriculture and Rural Development for state cooperative banks and district central cooperative banks. The Banking Regulation (Amendment) and Miscellaneous Provisions Act, 2004 provides for the regulation of all cooperative banks by the Reserve Bank of India. See also “—Recent Structural Reforms—Amendments to the Banking Regulation Act”.

A task force appointed by the government of India to examine the reforms required in the cooperative banking system submitted its report in December 2004. It recommended several structural, regulatory and operational reforms for cooperative banks, including the provision of financial assistance by the government for revitalizing this sector. In the Indian government’s budget for fiscal 2006, the Finance Minister accepted the recommendations of the Task Force in principle. During fiscal 2006 the Reserve Bank of India outlined a medium term framework for urban cooperative banks. Subsequently a task force for urban cooperative banks has been set up in select states to identify and establish an action plan with a specific timeframe for reviving potentially viable urban cooperative banks and for ensuring the non-disruptive exit of non-viable urban cooperative banks. Further, with a view to strengthening the capital structure of cooperative banks, the Reserve Bank of India announced a minimum capital adequacy requirement of 9.0% for state and central cooperative banks in January 2014 to be achieved in a phased manner over a period of three years. The guidelines prescribe a minimum capital adequacy ratio of 7.0% by March 31, 2015 and 9.0% with effect from March 31, 2017. Further, cooperative banks have also been allowed to issue long-term deposits and perpetual debt instruments in order to be able to meet the prescribed capital adequacy requirements.

Long-Term Lending Institutions

The long-term lending institutions were established to provide medium-term and long-term financial assistance to various industries for setting up new projects and for the expansion and modernization of existing facilities. These institutions provided fund-based and non-fund-based assistance to industries in the form of loans, underwriting, direct subscription to shares, debentures and guarantees. The primary long-term lending institutions included Industrial Development Bank of India (now a bank), IFCI Limited, and the Industrial Investment Bank of India, as well as ICICI prior to the merger. The long-term lending institutions were expected to play a critical role in Indian industrial growth and, accordingly, had access to concessional government funding. However, following the economic and financial sector reforms post 1991, the operating environment of the long-term lending institutions changed substantially. Although the initial role of these institutions was largely limited to providing a channel for government funding to industries, the reform process required such institutions to expand the scope of their business activities, including into:

•	fee-based activities like investment banking and advisory services; and

•	short-term lending activities, including making corporate finance and working capital loans.

Pursuant to the recommendations of the Narasimham Committee II and the Khan Working Group, a working group created in 1999 to harmonize the role and operations of long-term lending institutions and banks, the Reserve Bank of India, in its midterm review of monetary and credit policy for fiscal 2000, announced that long-term lending institutions would have the option of transforming themselves into banks subject to compliance with the prudential norms as applicable to banks. In April 2001, the Reserve Bank of India issued guidelines on several operational and regulatory issues, which needed to be addressed, and laid down a path for how long-term lending institutions can transition into universal banks. In April 2002, ICICI merged with ICICI Bank. The Industrial Development Bank (Transfer of Undertaking and Repeal) Act, 2003 converted the Industrial Development Bank of India into a banking company incorporated under the Companies Act, 1956. IDBI Bank Limited, a new private sector bank that was a subsidiary of the Industrial Development Bank of India, was merged with the Industrial Development Bank of India in April 2005. The long-term funding needs of Indian companies are  met primarily by banks, Life Insurance Corporation of India and specialized non-bank finance companies. Indian companies also issue bonds to institutional and retail investors.

Non-Bank Finance Companies

There were about 12,225 non-banking finance companies in India at June 30, 2013, mostly in the private sector. All non-banking finance companies are required to register with the Reserve Bank of India. The non-banking finance companies may be categorized into entities that take public deposits and those that do not. The companies that take public deposits are subject to strict supervision and capital adequacy requirements by the Reserve Bank of India. Non-banking financial companies are classified in five categories—asset finance companies, loan companies, investment companies, infrastructure finance companies and microfinance companies. ICICI Securities Limited, our subsidiary, is a non-banking finance company that does not accept public deposits, and ICICI Home Finance Company, our subsidiary, is a non-banking finance company that accepts public deposits. The primary activities of the non-banking finance companies are consumer credit (including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium companies), and infrastructure finance, and fee-based services, such as investment banking and underwriting. In 2003, Kotak Mahindra Finance Limited, a large non-banking finance company, was granted a banking license by the Reserve Bank of India and converted itself into Kotak Mahindra Bank. In April 2014, the Reserve Bank of India issued in-principle licenses to two non-banking finance companies, IDFC Limited and Bandhan Financial Services Private Limited, to set up banks under these guidelines.

The Reserve Bank of India issues guidelines on the financial regulation of systemically important non-banking finance companies and banks’ relationship with them in order to remove the possibility of regulatory arbitrage leading to an uneven playing field and potential systemic risk. Within non-deposit taking non-banking finance companies, the guidelines classify those with an asset size above Rs. 1.0 billion as per the last audited balance sheet as systemically important. These non-banking finance companies are required to maintain a minimum capital to risk-weighted assets ratio of 15.0%, in addition to conforming to single and group exposure norms. The Reserve Bank of India also issues draft guidelines covering non-deposit taking non-banking finance companies, wherein non-deposit taking non-banking finance companies with an asset size of Rs. 1.0 billion and above must maintain a capital to risk-weighted assets ratio of 15.0%.

For the purpose of enhancing the flow of funds to infrastructure projects, the Reserve Bank of India issued guidelines in November 2011 for the establishment of infrastructure debt funds in the form of mutual funds or non-banking finance companies. In fiscal 2013, we in partnership with other domestic and international banks and financial institutions launched India’s first infrastructure debt fund set up in the form of a non-banking finance company. We along with our wholly owned subsidiary have a shareholding of 31.0% in this company.

In August 2011, the Reserve Bank of India released a working group report on issues and concerns in the non-banking finance companies sector. Some key recommendations of the group included a minimum asset size of Rs. 500 million with a minimum net owned fund of Rs. 20 million for registering as a non-banking finance company, a minimum Tier 1 capital of 12% to be achieved in three years, introduction of liquidity ratios, more stringent asset classification norms and provisioning norms and limits on exposure to real estate. In December 2012, the Reserve Bank of India issued draft guidelines on the regulatory framework for non-banking finance companies based on the recommendations of the working group. The guidelines relate to entry norms, principal business criteria, prudential regulations, liquidity requirements and corporate governance of non-banking finance companies. In January 2014, the Reserve Bank of India issued revised guidelines on restructuring of advances by non-banking finance companies, bringing them in line with guidelines applicable to scheduled commercial banks. Further, the Reserve Bank of India has indicated that the regulatory framework for non-banking finance companies will be reviewed and detailed revised guidelines are expected to be issued separately.

Non-banking finance companies raise money by issuing capital or debt securities including debentures, by way of public issue or private placement. Non-deposit-taking non-banking financial companies can issue perpetual debt instruments which are eligible for inclusion as tier 1 capital to the extent of 15.0% of total tier 1 capital as on March 31 of the previous accounting year. Further, with regard to private placement of debentures by non-banking finance companies, the Reserve Bank of India issued guidelines in June 2013, which states that issue of debentures should necessarily be for deployment of funds on its own balance sheet, and not for facilitating resources for group companies. The guidelines also prescribe a minimum time gap of six months between two private placements, a limit on the number of investors to 49, and restrict non-banking finance companies from extending loans against the security of its own debentures.

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

Insurance Companies

At March 31, 2014, there were 52 insurance companies in India, of which 24 are life insurance companies and 28 are general insurance companies. Of the 24 life insurance companies, 23 are in the private sector and one is in the public sector. Among the general insurance companies, 22 are in the private sector and six (including the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited) are in the public sector. General Insurance Corporation of India, a reinsurance company, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial sector.

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

In fiscal 2001, the Reserve Bank of India issued guidelines governing the entry of banks and financial institutions into the insurance business. The guidelines permit banks and financial institutions to enter the business of insurance underwriting through joint ventures provided they meet stipulated criteria relating to their net worth, capital adequacy ratio, profitability track record, level of non-performing loans and the performance of their existing subsidiary companies. The promoters of insurance companies have to divest in a phased manner their shareholding in excess of 26.0% (or such other percentage as may be prescribed), after a period of ten years from the date of commencement of business or within such period as may be prescribed by the Indian government.

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

During fiscal 2014, the new business weighted individual premium underwritten by the life insurance sector decreased by 3.4% to Rs. 454.29 billion compared to Rs. 470.19 billion during fiscal 2013. Of the above, the share of the private sector was 38.0% during fiscal 2014. The gross premium underwritten in the general insurance sector amounted to Rs. 728.53 billion during fiscal 2014 as against Rs. 646.53 billion during fiscal 2013, recording a year-on-year growth of 12.7% (excluding the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited). The share of the private sector increased from 45.9% during fiscal 2013 to 47.0% during fiscal 2014.

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

See also “Risk Factors—Risks Relating to Our Business—While our insurance businesses are becoming an increasingly important part of our business, there can be no assurance of their future rates of growth or level of profitability” and “Business—Overview of Our Products and Services—Insurance”.

Mutual Funds

Currently there are 46 mutual funds in India with assets under management at March 31, 2014 of Rs. 8,252.40 billion. Average assets under management of all mutual funds increased by 10.8% to Rs. 9,051.20 billion during the year ended March 31, 2014 from Rs. 8,166.57 billion during the year ended March 31, 2013. From year 1963 to 1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the government and the Reserve Bank of India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life Insurance Corporation of India and General Insurance Corporation of India. The mutual funds industry was opened up to the private sector in 1993. The industry is regulated by the Securities and Exchange Board of India (Mutual Fund) Regulation, 1996. Our asset management joint venture, ICICI Prudential Asset Management Company, was the second largest mutual fund in India in terms of average assets under management for the three months ended March 31, 2014, with an overall market share of about 11.8%.

To enhance marketability and access to mutual fund schemes, the Securities and Exchange Board of India in November 2009 permitted the use of stock exchange terminals to facilitate transactions in mutual fund schemes. As a result, mutual funds units can now be traded on recognized stock exchanges. While this facility was available to stock brokers and clearing members initially, it was widened to include mutual fund distributors in October 2013. In June 2009, the Securities and Exchange Board of India removed the entry load and up-front charges deducted by mutual funds, for all mutual fund schemes and required that the up-front commission to distributors should be paid by the investor to the distributor directly. In February 2010, the Securities and Exchange Board of India introduced guidelines for the valuation of money market and debt securities, with a view to ensuring that the value of money market and debt securities in the portfolio of mutual fund schemes reflects the current market scenario. The valuation guidelines were effective from August 1, 2010. Further, the Union Budget for fiscal 2014 allowed mutual fund distributors to become members on the mutual fund segment of stock exchanges to enable them to leverage the stock exchange network to improve the reach and distribution of mutual fund products.

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

Amendments to the Banking Regulation Act

In December 2012, the Indian Parliament amended the laws governing the banking sector. The amendment to the Banking Regulation Act was enacted in January 2013. The main amendments were as follows:

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

•
ease the restrictions on voting rights by making them proportionate to the shareholding up to a cap of 26% in the case of private sector banks from the earlier 10%, and 10% in the case of public sector banks from the earlier 1%. However, this is pending notification by the Reserve Bank of India.

Proposed Insurance Laws (Amendment) Bill 2008

The Insurance Laws (Amendment) Bill 2008 was introduced in the Indian Parliament in 2008 and currently includes provisions to:

•	raise the foreign investment limit in the insurance sector from 26.0% to 49.0%; and

•	eliminate the requirement that Indian promoters of an insurance company reduce their stake to 26.0% after ten years.

The Union Budget for fiscal 2015, announced on July 10, 2014, proposed to increase the composite foreign shareholding cap in the insurance sector to 49% from 26%, through the Foreign Investment Promotion Board route. It has also proposed to take up the pending Insurance Laws (Amendment) Bill in the Parliament.

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

Corporate Debt Restructuring Forum

The Reserve Bank of India has devised a corporate debt restructuring system to put in place an institutional mechanism for the restructuring of corporate debt. The objective of this framework is to ensure a timely and transparent mechanism for the restructuring of corporate debts of viable entities facing problems, outside the purview of the Board of Industrial and Financial Rehabilitation, debt recovery tribunals and other legal proceedings. In particular, this framework aims to preserve viable corporations that are affected by certain internal and external factors and minimize the losses to the creditors and other stakeholders through an orderly and coordinated restructuring program. The corporate debt restructuring system is a non-statutory mechanism and a voluntary system based on debtor-creditor and inter creditor agreements.

Pension Reforms

Currently, the pension schemes operating in India can be broadly classified in the following categories: pension schemes for government employees, the employees’ provident fund and employees’ pension schemes for employees in the organized sector, voluntary pension schemes and the new pension scheme. In case of pension schemes for government employees, the government pays its employees a defined periodic benefit upon their retirement. Further, the contribution towards the pension scheme is funded solely by the government and not matched by a contribution from the employees. The Employees Provident Fund, established in 1952, is a mandatory program for employees of certain establishments. It is a contributory program that provides for periodic contributions of 10% to 12% of the basic salary by both the employer and the employees. The contribution is invested in prescribed securities and the accumulated balance in the fund (including the accretion thereto) is paid to the employee as a lump sum on retirement. Besides these, there are voluntary pension schemes administered by the government (the Public Provident Fund to which contribution may be made up to a maximum of Rs. 150,000 per year) or offered by insurance companies, where the contribution may be made on a voluntary basis. Such voluntary contributions are often driven by tax benefits offered under the scheme. The new pension scheme was launched in January 2004 and offers a defined contribution based pension scheme with the individual having the option to decide where to invest the funds. The government initially made it mandatory for its new employees (excluding defense personnel) to join the new pension scheme where both the government and the employee would make monthly contributions of 10% of the employee’s basic salary. In 2009, the government extended the New Pension System to all citizens of India on a voluntary basis, effective from May 1, 2009.

The government set up the Pension Fund Development and Regulatory Authority to regulate the pension industry in August 2003. In October 2013, the Pension Fund Regulatory and Development Authority Act 2011 was enacted giving powers to the Pension Fund Development and Regulatory Authority to regulate pension schemes and funds and frame investment guidelines for pension funds. The Bill also allows foreign direct investments in the pension sector up to 26%. Private sector participation in managing pension assets was permitted for the first time in fiscal 2009, and six private sector companies have been issued licenses. See also “Business—Overview”.

Discussion Paper on Banking Structure

In August 2013, the Reserve Bank of India released a discussion paper ‘Banking Structure in India — the way forward’. The paper envisages a re-orientation of the banking structure with a view to addressing specific issues like enhancing competition, financing higher growth, providing specialised services and further increasing financial inclusion. The discussion paper proposes a differentiated licensing policy for different types of banks for niche business areas. It advocates a continuous licensing policy for entry of new banks compared to the current system of intermittently issuing licenses. To promote financial inclusion, the paper proposes setting up small banks with geographical limitations for catering to the rural and unorganised segments. In July 2014, the Reserve Bank of India issued draft guidelines on licensing of small banks and payments banks as differentiated banks. These banks would have a minimum capital requirement of Rs. 1.0 billion, and would be limited in their product offering and geographical area of operation. On the presence of foreign banks in India, the preferred mode of presence considered is the subsidiary route. The Reserve Bank of India, in its second quarter monetary policy review announced in October 2013 has also proposed near national treatment for foreign banks, based on the principles of reciprocity and subsidiary mode of presence.

Report on Governance of Boards of Banks in India

In May 2014, the Committee to Review the Governance of Boards of Banks in India submitted its report. The committee recommends a new governance structure for public sector banks and a reduction in the government’s stake in banks to less than 50%. It has proposed bringing public sector banks under the purview of the Companies Act and repealing other statutes that govern public sector banks. It has also envisaged creation of a Bank Investment Company which would be the de facto holding company of equity stake in banks on behalf of the government with the powers to govern the public sector banks. A phased transition towards empowering the Boards of public sector banks is also proposed which eventually should lead to government only acting as an investor rather than exercising ownership functions. With regard to governance in private sector banks, the committee has proposed allowing certain types of investors to take larger stakes and permit creation of Authorised Bank Investors comprising of funds that would be permitted to hold a 20% equity stake without regulatory approval or 15% if the Bank has a seat on the bank’s board. Further, other financial investors should be permitted to hold an equity stake of up to 10% from the current limit of 5.0% stake.

Credit Policy Measures

The Reserve Bank of India issues an annual policy statement setting out its monetary policy stance and announcing various regulatory measures. A review of the annual policy statement was issued on a quarterly basis as well as four mid-quarter reviews. From January 2014, the Reserve Bank of India has been issuing bi-monthly monetary policy statements.

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

Credit Policy During Fiscal 2014

During fiscal 2014, the Reserve Bank of India had to continuously orient monetary policy to evolving economic conditions. During the initial part of the year, in the Annual Policy Statement for fiscal 2014 announced on May 3, 2013, the Reserve Bank of India reduced the repo rate by 25 basis points from 7.5% to 7.25%. Accordingly, the reverse repo rate was adjusted to 6.25% and the marginal standing facility rate was adjusted to 8.25%. The cash reserve ratio was unchanged at 4.0%. In July 2013, following the volatility in global markets in response to likely tapering of quantitative easing by the U.S. Federal Reserve, India’s high current account deficit and the consequent sharp depreciation in the exchange rate, the Reserve Bank of India announced measures to stabilise the exchange rate. The measures included an increase in the marginal standing facility rate from 8.25% to 10.25% while the repo rate was kept unchanged at 7.25%. Also, banks’ borrowing under the liquidity adjustment facility of the Reserve Bank of India was limited to 1.0% of net demand and time liabilities effective July 17, 2013, which was further revised to 0.5% of net demand and time liabilities effective July 24, 2013. Further, the minimum daily cash reserve requirement of banks was increased to 99.0% of the fortnightly requirement from 70.0% of the fortnightly requirement.

In August 2013, considering the impact of measures announced to stabilize exchange rates, the Reserve Bank of India allowed certain prudential adjustments to the investment portfolio of banks. The measures announced on August 23, 2013 were as follows:

•
the total government securities forming part of statutory liquidity ratio in the held-to-maturity category were allowed to be retained at 24.5% of net demand and time liabilities as against the earlier requirement of bringing it down to 24.0% during the quarter ended September 30, 2013;

•
a one-time transfer of statutory liquidity ratio securities from the available-for-sale and held-for-trading categories to the held-to-maturity category up to the limit of 24.5% of net demand and time liabilities was permitted. The transfer had to be made before September 30, 2013 with the option to value it at July 15, 2013 rates;

•	net depreciation on the available-for-sale and held-for-trading portfolio was allowed to be amortised over the remaining period of fiscal 2014.

Following an improvement in the currency market, the Reserve Bank of India gradually reduced the marginal standing facility during September and October 2014. The marginal standing facility rate was reduced by 75 basis points from 10.25% to 9.5% on September 20, 2013, by 50 basis points to 9.0% from October 7, 2013 and by a further 25 basis points to 8.75% on October 29, 2013. Correspondingly, the repo rate was increased by 25 basis points each effective September 20, 2013 and October 29, 2013 from 7.25% to 7.75% reflecting high inflation. With these changes, monetary operations were normalized and the 100 basis points gap between the marginal standing facility and repo rate was re-instated by end-October 2013. The minimum daily cash reserve requirement was reduced to 95.0% of the fortnightly requirement from 99.0% of the fortnightly requirement. Further, the repo rate was increased by another 25 basis points to 8.0% effective January 28, 2014. Accordingly, the reverse repo rate was adjusted to 7.0% and the marginal standing facility rate was adjusted to 9.0%. The cash reserve ratio was unchanged at 4.0%.

In October 2013, the Reserve Bank of India had introduced weekly variable rate term repo of 7-day and 14-day tenors equal to 0.25% of net demand and time liabilities as an additional liquidity enhancing measure. This was enhanced to 0.5% of demand and time liabilities in the second quarter review of monetary policy.

Banking regulation also underwent several changes during fiscal 2014. In the second quarter monetary policy review announced on October 29, 2013, Reserve Bank of India outlined five areas that would be the focus for developmental measures to be announced in the short to medium term. These include the following:

•
strengthening and clarifying the monetary policy framework. In this regard, the recommendations of the Urjit Patel Committee to Revise and Strengthen Monetary Policy Framework were considered and implementation was initiated during fiscal 2014. Key proposals include adopting the consumer price index as the key inflation measure for monetary policy action, keeping the economy on a disinflationary glide path with a target of 8.0% consumer price index inflation by January 2015 and 6.0% by January 2016, transition to a bi-monthly monetary policy cycle, and progressive reduction in banking system’s access to overnight liquidity under the liquidity adjustment facility and corresponding increase in access to liquidity through term repos;

•
strengthening the banking structure through entry of new banks, branch expansion, encouraging new varieties of banks, and clarifying an organizational framework for foreign banks. In this regard, two new banks were given in-principle licenses during fiscal 2014;

•	broadening and deepening financial markets and increasing their liquidity and resilience;

•
expanding access to finance to small and medium enterprises, the unorganized sector, the poor and the remote underserved areas. The Reserve Bank of India appointed a Committee on Comprehensive Financial Services for Small Businesses and Low-Income Households which submitted its recommendations in March 2014 and has proposed, among other things, allowing setting up of specialized payments and wholesale banks, and a new framework for priority sector lending. In July 2014, the Reserve Bank of India issued draft guidelines for licensing small banks and payments banks;

•	strengthening real and financial restructuring and debt recovery from corporates and improving the system's ability to deal with distress.

Credit Policy During Fiscal 2015

In the first bi-monthly monetary policy statement for fiscal 2015 announced on April 1, 2014, the Reserve Bank of India kept the repo rate unchanged at 8.0%. The liquidity provided under the 7 day and 14 day term repos was increased from 0.5% of demand and time liabilities to 0.75%. In the second bi-monthly monetary policy statement announced on June 3, 2014, the Reserve Bank of India reduced the statutory liquidity ratio by 50 basis points from 23.0% to 22.5% of demand and time liabilities while keeping the repo rate and cash reserve ratio unchanged at 8.0% and 4.0% respectively.

SUPERVISION AND REGULATION

The following description is a summary of certain sector specific laws and regulations in India, which are applicable to us. The information detailed in this chapter has been obtained from publications available in the public domain. The regulations set out below may not be exhaustive, and are only intended to provide general information.

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

Reserve Bank of India Regulations

Commercial banks in India are required under the Banking Regulation Act to obtain a license from the Reserve Bank of India to carry on banking business in India. This license is subject to such conditions as the Reserve Bank of India may choose to impose. Before granting the license, the Reserve Bank of India must be satisfied that certain conditions are complied with, including, but not limited to (i) that the bank has the ability to pay its present and future depositors in full as their claims accrue; (ii) that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (iii) that the bank has adequate capital and earnings prospects; and (iv) that the public interest will be served if such license is granted to the bank. The Reserve Bank of India can cancel the license if the bank, at any point, fails to meet the above conditions or if the bank ceases to carry on banking operations in India.

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

Regulations Relating to the Opening of Branches and Automated Teller Machines

Opening of branches and shifting of existing branches are governed by the provisions of Section 23 of the Banking Regulation Act. The Reserve Bank of India may cancel a branch license for violations of the conditions under which the branch license is granted.

The Reserve Bank of India has in recent years substantially liberalised the branch authorisation policy, with the most recent liberalization being notified by the Reserve Bank of India in September 2013. The current branch authorization policy is based on the classification of centers into six tiers based on the population size according to the 2001 census. Banks are permitted to open branches in all centers without the prior approval of the Reserve Bank of India, subject to certain requirements. The term “branch” for this purpose includes a full-fledged branch, specialised branches, satellite offices, mobile branches, extension counter, off-site automated teller machines, administrative office and back offices. However, banks are required to report the opening of such branches or administrative offices to the Reserve Bank of India. Banks are mandated to allocate 25% of the total number of new branches opened during a year to unbanked rural areas, which are in tier 5 and tier 6 centers. Also, the total number of branches opened in tier 1 centers during a year cannot exceed the total number of branches opened in tier 2 to tier 6 centers during a year. However, banks can exceed the stipulated number of branches in tier 1 centers to the extent of number of branches opened in tier 2 to tier 6 centers in underbanked districts of underbanked states. The Reserve Bank of India can withhold the general permission granted with respect to branch opening and impose penal measures on banks that fail to meet the requirements.

Capital Adequacy Requirements

We are required to comply with the Reserve Bank of India’s capital adequacy guidelines. The Reserve Bank of India has implemented the Basel III framework in India effective April 1, 2013. The implementation of the Basel III framework will be phased in over several years.

Under the Reserve Bank of India’s Basel II guidelines, banks had to maintain a minimum total risk-based capital ratio of 9.0% and a minimum Tier 1 risk-based capital ratio of 6.0%. Investments above 30.0% in the paid-up equity of financial subsidiaries and associates (including insurance companies) that were not consolidated for regulatory capital purposes and investments in other instruments eligible for regulatory capital status in those entities were required to be deducted to the extent of 50.0% from Tier 1 capital and 50.0% from Tier 2 capital. The total capital of a bank is classified into Tier 1 and Tier 2 capital. Under the Basel II guidelines, Tier 1 capital comprised paid-up equity capital, reserves consisting of any statutory reserves, other disclosed free reserves, capital reserves representing surplus arising out of sale proceeds of assets, innovative perpetual debt instruments, perpetual non-cumulative preference shares and any other type of instrument generally notified by the Reserve Bank of India from time to time for inclusion in Tier 1 capital. Tier 2 capital included undisclosed reserves, revaluation reserves, general provisions and loss reserves, subordinated debt capital instruments classified into upper Tier 2 and lower Tier 2, and any other type of instrument generally notified by the Reserve Bank of India from time to time for inclusion in Tier 2 capital. In January 2011, the Reserve Bank of India directed banks not to issue Tier 1 or Tier 2 capital instruments with step-up options as such instruments would not qualify as regulatory capital under the Basel III capital framework agreed upon by the Basel Committee on Banking Supervision.

The Basel III guidelines, among other things, establish Common Equity Tier 1 as a new tier of capital; impose a minimum Common Equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% while retaining the minimum total risk-based capital ratio of 9.0%; require banks to maintain a Common Equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments; establish new eligibility criteria for capital instruments in each tier of regulatory capital; require more stringent adjustments to and deductions from regulatory capital; provide for more limited recognition of minority interests in the regulatory capital of a consolidated banking group and impose a 4.5% Basel III leverage ratio of Tier 1 capital to exposure measure The capital conservation buffer would be introduced from March 31, 2016, while the implementation of the Basel III guidelines which began from April 1, 2013 would be fully phased in by March 31, 2019. Credit value adjustment risk capital charge for over the counter derivatives is effective from April 1, 2014. The Basel III guidelines stipulate that Additional Tier 1 and Tier 2 capital instruments must have loss absorbency characteristics, which require them to be written down or be converted into Common Equity at a pre-specified trigger event. The guidelines prescribe two trigger points:.a Common Equity Tier 1 ratio of 5.5% of risk-weighted assets applicable for instruments issued before March 31, 2019; and a Common Equity Tier 1 ratio of 6.125% of risk-weighted assets for instruments issued on or after March 31, 2019. Further, for new capital instruments, the guidelines have eliminated temporary write-down features and have prescribed that new capital instruments should necessarily have conversion or permanent write-down features. Capital instruments that no longer qualify as Additional Tier 1 or Tier 2 capital will be phased out beginning April 1, 2013, with their recognition capped at 90% from April 1, 2013 and reduced by 10 percentage points in each subsequent year. Further, inclusion of non-equity capital instruments in Tier 1 and Tier 2 capital would be subject to specified limits. As per the guidelines, of the total minimum capital requirement of 9.0% of risk-weighted assets, net Additional Tier 1 capital at April 1, 2013 was capped at 1.5% of risk-weighted assets and net Tier 2 capital was capped at 3.0% of risk-weighted assets. However, Additional Tier 1 and Tier 2 capital in excess of the specified limits would be recognised in proportion to the excess Common Equity capital over and above the minimum requirement of 4.5% of risk-weighted assets.

In March 2013, the Reserve Bank of India issued guidelines on capital disclosure requirements in addition to the existing Pillar 3 guidance. These disclosure requirements are scheduled to become effective on September 30, 2013. The guidelines prescribe reconciliation of all regulatory capital elements with the published financial statements and other disclosure requirements.

In July 2014, the Reserve Bank of India released the framework for domestic systemically important banks. Banks identified as systemically important based on their size, complexity and inter-connectedness in the financial sector would be required to maintain additional Common Equity Tier 1 capital ranging from 0.2% to 0.8% of risk- weighted assets. The implementation of this higher capital requirement for domestic systemically important banks would be in a phased manner from April 2016 to April 2019. The Reserve Bank of India also released working group report on the introduction of countercyclical capital buffer for Indian banks in July 2014. The counter-cyclical capital buffer would range from 0% to 2.5% of risk-weighted assets of a bank, based on the variation in the credit-to-GDP ratio from its long-term trend as a key parameter. The Reserve Bank of India would pre-announce the buffer with a lead time of four quarters. The Reserve Bank of India will also announce guidance regarding the treatment of the surplus capital when the countercyclical capital buffer returns to zero.

See also “Operating and Financial Review and Prospects—Capital Resources— Regulatory capital”.

See also “Risk Factors—Risks Relating to Our Business—We are subject to capital adequacy and liquidity requirements stipulated by the Reserve Bank of India, including Basel III, and any inability to maintain adequate capital or liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses”.

With respect to computation of risk-weighted assets for capital adequacy purposes, the Bank follows the standardized approach for the measurement of credit and market risks and the basic indicator approach for the measurement of operational risk. In the measurement of risk-weighted assets on account of credit risk, degrees of credit risk expressed as a percentage weighting have been assigned to various balance sheet asset items and off-balance sheet items. The credit equivalent value of off-balance sheet items is determined by applying conversion factors to the notional amount of the off-balance sheet items. The value of each item is multiplied by the relevant risk weight (and conversion factor for off-balance sheet items) to produce risk-adjusted values of assets and off-balance sheet items. Consumer credit exposures have a risk weight of 125.0% and exposures meeting the qualifying criteria of regulatory retail, defined by the Reserve Bank of India, have a risk weight of 75.0%. Loans secured by residential property have differential risk weights ranging from 50.0% to 75.0% based on the size of the loan and the loan-to-value ratio. Till fiscal 2013, residential loans of Rs. 7.5 million and above had a risk weight of 125%, irrespective of the loan-to-value ratio. This was revised in July 2013 with the risk weight lowered to 75.0% up to a loan-to-value ratio of 75.0%. Further, a new sub-sector for residential housing was formed within the commercial real estate category in July 2013 called commercial real estate — residential housing. This segment has a risk weight of 75.0%. Credit exposures to commercial real estate, excluding residential housing, are risk-weighted at 100.0%. Further, restructured housing loans have an additional risk weight of 25.0%. Credit exposures to rated corporations other than specified categories such as commercial real estate, non-deposit taking systemically important non-banking finance companies, venture funds and capital markets are risk-weighted based on the external credit ratings at a facility level, with the risk weight ranging from 20% to 150% and unrated corporate exposures being risk-weighted at 100%. Credit exposures to non-deposit taking systemically important non-banking finance companies are risk-weighted at 100.0%, exposures to capital markets are risk-weighted at 125% and exposures to venture capital funds are risk-weighted at 150.0%. Capital requirements for market risk are applicable to the trading book exposure (including derivatives) and securities included in the available-for-sale category. Capital requirements for operational risk are computed based on a 15% of average of gross income for the previous three financial years.

In July 2013, the Reserve Bank of India introduced capital requirements for banks’ exposure to central counterparties. These guidelines were effective from January 1, 2014 and are based on the framework formulated by the Basel Committee. According to the guidelines, central counterparties would be treated as financial institutions for the purpose of capital adequacy. Capital requirements are defined based on the nature of the central counterparty, and a bank may consider holding capital in excess of the minimum requirement if the exposures are more risky or there is no clarity on the nature of the central counterparty.

The Reserve Bank of India has issued a timetable for the migration of Indian banks to the advanced approaches under the Basel II framework. Banks intending to migrate to the internal models approach for market risk and the standardized approach for operational risk are required to apply to the Reserve Bank of India after April 1, 2010. Banks intending to migrate to the advanced measurement approach for operational risk and internal ratings-based approaches for credit risk are required to apply to the Reserve Bank of India after April 1, 2012. In addition, in December 2011, the Reserve Bank of India issued guidelines on the internal ratings-based approach for calculating capital charges for credit risk. These guidelines prescribe the minimum loss given default levels to be considered for capital adequacy computation and treat restructured assets as non-performing assets for capital adequacy purposes. ICICI Bank is in the process of implementing various projects for migrating to the advanced approaches.

Under Pillar 2 of the Basel framework, banks are required to develop and put in place, with the approval of their boards, an Internal Capital Adequacy Assessment Process commensurate with their size, level of complexity, risk profile and scope of operations. The Reserve Bank of India has also issued guidelines on stress testing to advise banks to put in place appropriate stress testing policies and frameworks, including “sensitivity tests” and “scenario tests”, for the various risk factors, the details and results of which are included in the Internal Capital Adequacy Assessment Process. The Reserve Bank of India issued updated guidelines on stress testing in December 2013. According to the guidelines, banks would have to carry out stress tests for credit risk and market risk to assess their ability to withstand shocks. Banks would be classified into three categories based on size of risk-weighted assets. Complex and severe stress testing would be carried out by banks with risk-weighted assets of more than Rs. 2,000.0 billion.

Loan Loss Provisions and Non-Performing Assets

The Reserve Bank of India issued consolidated instructions and guidelines until June 30, 2014 relating to income recognition, asset classification and provisioning standards in the Master Circular —“Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances” dated July 1, 2014. These guidelines are revised from time to time. Similarly, the Reserve Bank of India consolidated all instructions and guidelines until June 30, 2013 relating to valuation of investments in Master Circular —“Prudential Norms for Classification, Valuation and Operation of Investment Portfolio by Banks” dated July 1, 2014. These guidelines are also revised from time to time.

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

•	in respect of credit card transactions, if the minimum amount due, as mentioned in the statement, remains overdue for a period of more than 90 days from the next statement date.
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

In March 2010, the Reserve Bank of India issued standards for the restructuring of advances for infrastructure and non-infrastructure projects classified as projects under implementation. With respect to infrastructure projects, a loan would be classified as non-performing if it failed to commence commercial operations within two years from the documented date of commencement, unless it is restructured during the period. With respect to non-infrastructure projects, a loan would be classified as non-performing if the projects fail to commence commercial operations within twelve months from the documented date of commencement, unless it has been restructured during the period. Any extension of the date of commencement of commercial operations beyond the prescribed period (i.e. two years for infrastructure projects and one year for non-infrastructure projects) would also be treated as restructuring of the account.

Further in May 2013, the Reserve Bank of India issued guidelines on restructuring of advances which prescribe that with effect from April 1, 2015, loans that are restructured (other than due to delay up to a specified period in the infrastructure sector and non-infrastructure sector) from April 1, 2015 onwards would be classified as non-performing. The guidelines also prescribe measures with respect to the terms of restructuring that may be approved for borrowers. Non-performing accounts on restructuring can be upgraded only when all the outstanding loans or facilities in the account perform satisfactorily for a period of at least one year from the commencement of the first payment of interest or principal, whichever is later, on the credit facility with the longest period of moratorium.

Following the Reserve Bank of India’s focus on strengthening debt recovery from corporates and improving the banking system's ability to deal with distress, in January 2014 the Reserve Bank of India issued a “Framework for Revitalising Distressed Assets in the Economy”. The framework outlines an action plan for early identification of problem cases, timely restructuring of accounts which are considered to be viable, and taking prompt steps by banks for recovery or sale of unviable accounts. Accounts have to be categorized into ‘special mention accounts’ based on specified criteria. Joint lenders’ forums are required to be formed to formulate corrective action plans, and in case the forum fails to agree on an action plan, it would result in accelerated provisioning. An independent evaluation of large value restructuring with a focus on viability and fair sharing of gains and losses between promoters and creditors has been mandated. The framework is effective from April 1, 2014.

Since fiscal 2014, banks have been mandated to disclose further details on accounts restructured in their annual reports. This includes disclosing accounts restructured on a cumulative basis excluding the standard restructured accounts which cease to attract higher provision and/or higher risk weight, the provisions made on restructured accounts under various categories and details of movement of restructured accounts.

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

Provisioning and Write-Offs

Provisions under Indian GAAP are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

•
Standard Assets:  The allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. The provisioning requirement is a uniform rate of 0.4% for all standard assets except –

•	direct advances to agricultural and the Small and Micro Enterprise sectors, which attract a provisioning requirement of 0.25%,
•	advances to commercial real estate residential and non-residential sectors which attract a provisioning requirement of 0.75% and 1.0% respectively,
•
housing loans, where such loans are made at comparatively lower interest rates for the first years of the loan after which the rates are reset at higher rates, which attract a provisioning requirement of 2.0%.

In May 2011, the Reserve Bank of India increased the standard asset provisioning on restructured loans to 2.0% in the first two years from the date of restructuring. Loans restructured with a moratorium on payment of interest/principal attracted a standard asset provision of 2.0% for the period covering the moratorium and two years thereafter. Restructured accounts classified as non-performing advances when upgraded to the standard category carry a provision of 2.0% in the first year from the date of up-gradation. In November 2012, the Reserve Bank of India increased the standard asset provision on restructured loans from 2.00% to 2.75%.

Standard asset provisions on accounts restructured from June 1, 2013 have been increased to 5.0%. The standard asset provision required on accounts restructured before June 1, 2013 has been increased to 3.5% from March 31, 2014, and would be further increased to 4.25% from March 31, 2015 and 5.0% from March 31, 2016.

•
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

Restructured Loans: The provision on restructured loans is required to be equal to the difference between the fair value of the loan before and after restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged under the loan’s restructured terms and the principal. Both sets of cash flows are discounted at the Bank’s Base Rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring. In May 2011, the Reserve Bank of India announced that the general provisioning on restructured accounts classified as standard advances would attract a provision of 2.0%. This was further increased to 2.75% in November 2012. Further, in May 2013, the Reserve Bank of India issued guidelines on restructuring of advances. As per the guidelines, loans that are restructured (other than due to delay up to a specified period in the infrastructure sector and non-infrastructure sector) from April 1, 2015 onwards would be classified as non-performing. The general provision required on restructured standard accounts has been increased to 3.5% from March 31, 2014, and would be further increased to 4.25% from March 31, 2015 and 5.0% from March 31, 2016. General provisions on standard accounts restructured from June 1, 2013 is 5.0%. The guidelines also prescribe measures with respect to the terms of restructuring that may be approved for borrowers.

The Reserve Bank of India has issued prudential norms on creation and utilization of floating provisions (i.e., provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The norms state that floating provisions can be used only for contingencies under extraordinary circumstances for making specific provisions against non-performing accounts after obtaining approval from the board of directors and with the prior permission of the Reserve Bank of India. Floating provisions for advances and investments must be held separately and cannot be reversed by credit to the profit and loss account. Until utilization of such provisions, they can be netted off from gross non-performing assets to compute the net non-performing assets. Alternatively, floating provisions could be treated as part of tier 2 capital within the overall ceiling of 1.25% of total risk-weighted assets for inclusion of general provisions and loss reserves in tier 2 capital. Floating provisions do not include specific voluntary provisions made by banks for advances which are higher than the minimum provision stipulated by the Reserve Bank of India guidelines. The banks have a choice between deducting their existing floating provisions from gross non-performing assets to arrive at net non-performing assets or reckon it as part of tier 2 capital subject to the overall ceiling of 1.25% of total risk-weighted assets.

In October 2009, the Reserve Bank of India advised Indian banks to increase their total provisioning coverage ratio, including floating provisions and prudential/technical write-offs, to 70% by September 30, 2010. The Reserve Bank of India allowed the banks to include prudential/technical write-off in both the gross non-performing assets and the provisions held in the calculation of provisioning coverage ratio. The Reserve Bank of India permitted us to achieve the stipulated level of provisioning coverage of 70% in a phased manner by March 31, 2011. We reached the required 70% in December 2010. In April 2011, the Reserve Bank of India stipulated that banks would be required to maintain their provisioning coverage ratios with reference to their gross non-performing assets position at September 30, 2010 and not on an ongoing basis. The Reserve Bank of India further clarified that any surplus provisioning should not be written back but should be segregated into a “countercyclical provisioning buffer” and that banks will be allowed to use this buffer to make specific provisions for non-

performing assets during a system-wide downturn. For instance, considering the slowdown in economic growth and rising asset quality concerns during fiscal 2014, as a countercyclical measure the Reserve Bank of India allowed banks to utilise up to 33.0% of the countercyclical provisioning buffer or floating provisions held as on March 31, 2013, for making accelerated or additional provisions towards non-performing assets during fiscal 2014. See also “Risk Factors—Risks Relating to Our Business— Further deterioration of our non-performing asset portfolio combined with an increase in Reserve Bank of India requirements on provisioning could adversely affect our business and profitability”.

To limit the volatility of loan loss provisioning over the course of an economic cycle, the Reserve Bank of India released a discussion paper on a dynamic loan loss provisioning framework in March 2012. The framework proposes to replace the existing general provisioning standards and recommends that banks make provisions on their loan book every year based on historical loss experience in various categories of loans. In those years where the bank’s actual provisions are higher than the computed dynamic provisions requirement, the bank can draw down from existing dynamic provisions to the extent of the difference, subject to the retention of a specified minimum level of dynamic provisions. The final guidelines on the dynamic provisioning framework and its implementation is awaited. The Reserve Bank of India has indicated in early 2014 that the framework would be implemented as economic conditions improve along with improvement in the banking system. In the meanwhile banks are expected to develop necessary capabilities to compute their long term average annual expected loss for different asset classes in a step towards switching to the dynamic provisioning framework.

In order to address the risks on account of unhedged forex exposure of corporates, the Reserve Bank of India decided to introduce capital and provisioning requirement on banks’ exposures to corporates on account of the corporates’ unhedged forex exposure positions. The Reserve Bank of India issued the final guidelines in January 2014 in which the provisioning and capital requirements on corporate exposures are linked to likely losses arising due to movement in the exchange rate during the last ten years as a proportion of the company’s annual earnings before interest and depreciation. Provisioning requirements vary between 20 to 80 basis points of the loan amount depending on the extent of likely losses, and in the event of likely losses exceeding 75.0% of earnings before interest and depreciation, an additional risk weight of 25.0% has been proposed. All fund based exposures including rupee denominated loans attract provisioning requirements. The guideline is effective from April 1, 2014.

Guidelines on Sale and Purchase of Non-performing Assets

In order to provide banks with option to resolve their non-performing assets, the Reserve Bank of India issued guidelines on the sale and purchase of non-performing assets among banks, financial institutions and non-bank finance companies. As per these guidelines, the board of directors of the bank must establish a policy for the purchase and sale of non-performing assets. Purchases and sales of non-performing assets must be without recourse to the seller and on a cash basis, with the entire consideration being paid upfront. The purchasing bank must hold the non-performing asset on its books for at least 12 months before it can sell the asset to another bank. The asset cannot be sold back to the original seller.

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

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The Securitization Act, also known as the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act), provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on a ‘without recourse’ basis, only. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangements, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale. The banks selling financial assets should ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. In April 2010, amendments were made to the Securitization Companies and Reconstruction Companies (the Reserve Bank) Guidelines, 2003, wherein the period for realization of assets acquired by securitization and reconstruction companies was extended from five years to eight years. Securitization and reconstruction companies must invest and hold a minimum 5% stake of the outstanding amount of security receipts issued under each scheme until redemption.

As per the Reserve Bank of India’s framework for revitalising distressed assets which is applicable from April 1, 2014, banks are allowed to sell standard assets that have defaulted in payments but have not yet become a non-performing asset to asset reconstruction companies. Banks have been allowed to spread the loss on sale of loans over two years provided the loss is fully disclosed. Banks have also been allowed to reverse the excess provision in case a non-performing asset is sold to asset reconstruction companies at a value which is higher than the net book value subject to realization in cash and necessary disclosures. Further, securitization companies and asset reconstruction companies are henceforth not permitted to acquire any non-performing financial assets from their sponsor banks on a bilateral basis. However, they may participate in auctions of non-performing assets by their sponsor banks.

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

Regulations Relating to Making Loans

The provisions of the Banking Regulation Act govern the making of loans by banks in India. The Reserve Bank of India also issues directions covering the loan activities of banks. These directions and guidelines issued by the Reserve Bank of India have been consolidated annually in Master Circular —Loans and Advances —Statutory and Other Restrictions dated July 1, 2014. These guidelines and directions are revised from time to time by the Reserve Bank of India. Some of the major guidelines of the Reserve Bank of India pertain to loan exposure norms, bank loans to non-bank finance companies and to priority sectors, in addition to banks’ lending rates, base rates and loans against shares.

Banks are free to determine their own lending rates but each bank must disclose its base rate. The base rate, which takes into consideration all elements of lending rates that are common across borrowers, replaced the benchmark prime lending rate as the standard on July 1, 2010. The base rate is also applicable for loans renewed from July 1, 2010. The base rate is the minimum rate for all loans; banks are not permitted to lend below the base rate except for Differential Rate of Interest advances, loans to banks’ own employees and loans to banks’ depositors against their own deposits. Accordingly, the earlier stipulation of the benchmark prime lending rate as the ceiling rate for loans of up to Rs. 200,000 has been withdrawn. Banks are permitted to arrive at the base rate for a specific tenor that would be needed to be disclosed transparently. Further, banks are permitted to determine their final lending rates on loans and advances with reference to the base rate and by including such other customer specific charges as they consider appropriate. Until such time that loans linked to the benchmark prime lending rate exists, banks must announce both the benchmark prime lending rate and the base rate. In April 2014, the Reserve Bank of India’s Working Group on Pricing of Credit submitted its report proposing to increase transparency and fairness in credit pricing. The committee has recommended that banks should compute the base rate on the basis of marginal cost of funds and there should be a Board approved policy delineating the various components that determine the spread that is charged to a customer. It is further recommended that the spread charged to a customer cannot be increased except when the credit risk profile of the customer deteriorates. Also, periodicity of interest rate reset should be pre-informed at the time of making the loan, and any change in interest rates can made only on pre-specified dates irrespective of the changes made in the base rate. Banks should be able to demonstrate to the Reserve Bank of India the rationale of the pricing policy.

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

The Reserve Bank of India has issued guidelines requiring banks to put in place a policy for exposure to real estate with the approval of their boards. The policy should include exposure limits, collaterals to be considered, collateral cover and margins and credit authorization. The Reserve Bank of India has also permitted banks to extend financial assistance to Indian companies for acquisition of equity in overseas joint ventures or wholly owned subsidiaries or in other overseas companies, new or existing, as strategic investment. Banks are not permitted to finance acquisitions by companies in India. With regard to mortgages, the Reserve Bank of India has imposed a ceiling of 75.0% on the loan-to-value ratio in respect of housing loans exceeding Rs. 7.5 million. However, small value loans of less than Rs. 2.0 million are permitted to have a loan-to-value ratio not exceeding 90.0% and loans from Rs. 2.0 million to Rs 7.5 million can have a loan-to-value ratio of 80%. In November 2012, the Reserve Bank of India released a draft report to assess the feasibility of introducing long-term fixed interest rate loan products by banks. The report recommended that banks could explore the possibility of raising long-term bonds to extend long-term fixed rate loan products.

Further, in November 2012, the Reserve Bank of India issued instructions regarding sharing of information relating to credit, derivatives and unhedged foreign currency exposures among banks and to put in place an effective mechanism for information sharing. Also, from January 1, 2013, sanction of fresh loans and renewal of loans to new and existing borrowers should be done only after obtaining/sharing necessary information. In September 2013, the Reserve Bank of India announced the creation of a central repository of large common exposures across banks, to be based on submissions made by banks to the Reserve Bank of India on exposures of more than Rs. 100.0 million to individuals and entities.

In order to ensure adequate credit flow to infrastructure projects, the Reserve Bank of India allowed banks to issue long-term bonds for financing infrastructure projects and low-cost housing in July 2014. These bonds would have a minimum maturity of seven years and would be exempted from reserve requirements like cash reserve ratio, statutory liquidity ratio and would also be eligible for exemption from adjusted net bank credit for the purpose of priority sector lending targets. The Reserve Bank of India has also issued guidelines in July 2014 permitting flexible structuring of long-term project loans to infrastructure and other core industries. According to the guidelines, banks are permitted to structure long-term project loans with the intent of refinancing these loans at periodic intervals without such refinancing being considered as restructuring. Such loans could have tenors linked to the economic life of the project and can extend up to 25 years. The amortization schedule of the loans can be modified once during the course of the loan without classifying them as restructured loans provided they meet certain specific requirements like being a standard asset with no loss on the net present value and the debt amortization is scheduled within 85% of the economic life of the project. This guideline is applicable only for long-term project loans provided after July 15, 2014.

Directed Lending

Priority Sector Lending

The lending to priority sector guidelines require commercial banks to lend a certain percentage of their adjusted net bank credit to specific sectors (the priority sectors), such as agriculture, micro and small enterprises, micro-credit, education and housing finance. The target for total priority sector advances is set at 40.0% of adjusted net bank credit (which is net bank credit plus those investments made by banks in non-statutory liquidity bonds that are included in the held-to-maturity category minus recapitalization bonds floated by the government) or of the credit equivalent amount of off-balance sheet exposure, whichever is higher as of March 31 of the previous fiscal year. Of the total priority sector advances, agricultural advances are required to be 18.0% of adjusted net bank credit. The advances to weaker sectors are required to be at 10.0% of the adjusted net bank credit. Advances to the agricultural sector are further divided into “direct lending,” with a target of 13.5% of adjusted net bank credit and “indirect lending,” with a target of 4.5% of adjusted net bank credit.

In July 2012, the Reserve Bank of India issued revised guidelines on priority sector lending. The guidelines maintained the priority sector lending targets including an overall target of 40% of adjusted net bank credit and sub-target of 18% towards agriculture lending. With a view to increase direct bank lending to farmers, self-help groups and joint liability groups, loans to corporations engaged in agriculture and allied activities were classified under indirect agriculture lending. Lending to a small or micro enterprise in the services sector was capped at Rs. 10 million. However, this was later revised and loans of up to Rs. 20.0 million to corporates or cooperatives directly engaged in agriculture and related activities were allowed to be classified as direct finance to agriculture under priority sector lending. The guidelines also stipulate that investments by banks in securitised assets, outright purchases of loans and assignments would be eligible for classification under priority sector if the underlying assets themselves qualified for such treatment. The interest rates charged to ultimate borrowers by the originating entities in such transactions were capped for such transactions to be classified as priority sector. Further, the priority sector target for foreign banks with 20 or more branches in India were brought on par with domestic banks with their target increasing from 32% of adjusted net bank credit to 40%.

In October 2012, advances to housing finance companies for on-lending towards house purchase of up to Rs. 1.0 million per borrower were included under priority sector. Further, in May 2013, the Reserve Bank of India enhanced the loan limit on certain categories of priority sector lending. The categories included micro and small enterprises in the services sector where the loan limit was enhanced from Rs. 20.0 million to Rs. 50.0 million, bank loans to dealers/sellers of fertilizers, pesticides, seeds, cattle feed, poultry feed, agricultural implements and other inputs where the loan limit was enhanced from Rs. 10.0 million to Rs. 50.0 million and pledge loans to individual farmers and corporates engaged in agricultural activities from Rs. 2.5 million to Rs. 5.0 million.

Fresh loans to non-banking finance companies for on-lending to individuals are no longer included in priority sector effective from April 1, 2011. Loans to microfinance institutions, including non-banking finance companies operating as microfinance companies prior to April 1, 2011, for on-lending to individuals continue to be eligible for classification under the priority sector category. However, banks have to ensure that microfinance companies comply with the restrictions prescribed by the Reserve Bank of India on margins and interest rates charged on individual loans. Further, loans sanctioned to non-banking finance companies which are then lent onwards to individuals and entities with gold jewellery as collateral are excluded from classification as direct agriculture lending under priority sector requirements since February 2011. Similarly, investments made by banks in securitised assets originated by non-banking finance companies, where the underlying assets were loans against gold jewellery, and the purchase/assignment of a gold loan portfolio from non-banking finance companies were also made ineligible for classification under agriculture sector lending.

Banks falling short of their priority sector lending targets are required to contribute amounts equivalent to the shortfall to specific government funds like the Rural Infrastructure Development Fund, established by the National Bank for Agriculture and Rural Development, or funds with other financial institutions. The allocation of amounts among the banks is decided by the Reserve Bank of India. The contribution is made by subscribing to bonds issued with a maturity of up to seven years. The interest rates on these contributions are below market rates and are generally set depending on the bank rate as set by the Reserve Bank of India. In May 2014, the Reserve Bank of India issued guidelines allowing banks to include the outstanding mandated investments in these government funds at March 31 of the fiscal year to be treated as part of indirect agriculture and count towards overall priority sector target achievement. Investments at March 31 of the preceding year would also be included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements.

Considering the volatility in the currency market, as a one-time measure in fiscal 2014, the Reserve Bank of India allowed incremental foreign currency non-resident bank deposits and non-resident (external) rupee deposits with a maturity of three years and above to be exempted from maintenance of reserve requirements including cash reserve ratio and statutory liquidity ratio. This benefit was available on deposits received between July 26, 2013 and March 7, 2014. Advances extended against such incremental foreign currency deposits were allowed to be excluded from the computation of adjusted net bank credit for priority sector lending targets. These advances would be eligible for exclusion from adjusted net bank credit till their repayment.

The Reserve Bank of India is also focused on promoting financial inclusion, and has envisaged a number of steps in this direction. The Committee on Comprehensive Financial Services for Small Businesses and Low-income Households, in its report released in January 2014, has proposed a differentiated banking system with creation of new payments and wholesale banks. These banks would have lower capital requirements and limited area of operations. The committee has further recommended giving certain non-bank entities direct access to the settlement systems and allowing non-deposit taking non-bank finance companies to act as business correspondents. The committee has also proposed a new framework for priority sector lending along with a new method for computation of priority sector targets based on district or sector wise credit penetration. Guidelines regarding setting up of small banks and payments banks were released in July 2014.

With a view to ensure adequate flow of credit to the micro and small enterprises, in April 2014 the Reserve Bank of India advised banks to provide differential interest rates for such borrowers. While pricing the loan, banks have to take into account incentives made available to micro and small enterprises in the form of credit guarantee cover and the zero risk weight applicable to such guaranteed loans for capital adequacy purposes. However, such differential rate of interest cannot be below the base rate of the bank.

Export Credit

The Reserve Bank of India also requires commercial banks to make loans to exporters at concessional rates of interest. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This target is in addition to the priority sector lending mandate of 40.0% of adjusted net bank credit. We provide export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. In May 2014, the Reserve Bank of India allowed exporters with a satisfactory track record of at least three years to receive long term export advance at concessional rates for execution of long term supply contracts up to a maximum period of 10 years.

Credit Exposure Limits

As a prudential measure aimed at better risk management and avoidance of concentration of credit risks, the Reserve Bank of India has prescribed credit exposure limits for banks and long-term lending institutions in respect of their lending to individual borrowers and to all companies in a single group (or sponsor group). These measures are consolidated in the Reserve Bank of India’s Master Circular on exposure norms dated July 1, 2014. The limits currently set by the Reserve Bank of India are as follows:

•
The exposure ceiling for a single borrower is 15.0% of capital funds and group exposure limit is 40.0% of capital funds. In case of financing for infrastructure projects, the exposure limit to a single borrower may be extended by another 5.0% (i.e., up to 20.0% of capital funds) and the group exposure limit may be extended by another 10.0% (i.e., up to 50.0% of capital funds). Effective May 29, 2008. The exposure limit in respect of single borrower was raised to 25.0% of capital funds for oil companies that were issued oil bonds. Banks may, in exceptional circumstances, with the approval of their board of directors, consider enhancement of the exposure to a borrower up to a maximum of further 5.0% of capital funds, subject to the borrower consenting to the banks making appropriate disclosures in their annual reports

•	Exposures to public sector undertakings are exempted from group exposure limits.

•	Capital funds are the total capital as defined under capital adequacy norms (tier 1 and tier 2 capital).

•
Exposure shall include credit exposure (funded and non-funded credit limits) and investment exposure (including underwriting and similar commitments). Non-fund based exposures are calculated at 100.0% and in addition, banks include exposure on account of  forward contracts in foreign exchange and other derivative products, like currency swaps and options, computed as per current exposure method at their replacement cost value in determining individual or group borrower exposure ceilings, effective April 1, 2003.

To ensure that exposures are evenly spread, the Reserve Bank of India requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodical review by the banks. We have fixed a ceiling of 15.0% on our exposure to any one industry (other than retail loans) and monitor our exposures accordingly.

As an interim measure to promote a central clearing of standardized over-the-counter derivative products through a central counterparty, in January 2014 the Reserve Bank of India issued guidelines allowing a bank’s clearing exposure to qualifying central counterparties to be outside of the ceiling of 15.0% of its capital funds. Other exposures to qualifying central counterparties such as loans, credit lines, investments in the capital of central counterparty, liquidity facilities, etc. would continue to be within the existing ceiling of 15.0% of capital funds to a single counterparty. However, all exposures of a bank to a non-qualifying central counterparty should be within the exposure ceiling of 15.0%.

Limits on Exposure to Non-banking Finance Companies

The guidelines restrict each bank’s exposure to non-banking finance companies, excluding asset financing and infrastructure financing companies, to 10.0% of the bank’s capital funds as per the last audited balance sheet. Exposure to non-banking asset finance companies/infrastructure finance companies has been restricted to 15.0% of bank’s capital funds and to non-banking gold loan companies to 7.5% of bank’s capital funds. . The limit may be increased to 12.5% for Non-Banking Finance Company-Gold Loan companies and 20.0% respectively for non-banking asset financing companies, provided that the excess exposure is on account of funds lent to infrastructure sectors.

Limits on intra-group transaction and exposures

In February 2014, the Reserve Bank of India issued guidelines on management of intra-group transaction and exposures for financial conglomerates. The guidelines prescribe quantitative limits for intra-group financial transactions and prudential measures for non-financial transactions. The Reserve Bank of India has prescribed a single group entity exposure limit of 5.0% of paid-up capital and reserves for non-financial companies and unregulated financial services companies and 10.0% in case of regulated financial entities. The aggregate group exposure cannot exceed 20.0% of paid up capital and reserves in case of all group entities (financial and non-financial) taken together and 10% in case of all non-financial companies and unregulated financial services companies taken together. Banks’ exposures to other banks/financial institutions in the group in form of equity and other capital instruments are exempted from above limits. In case a bank’s current intra-group exposure is more than the limits stipulated in the guidelines, it should bring down the exposure within the limits before March 31, 2016. If the exposure exceeds the permissible limits after March 31, 2016, the excess amount would be deducted from Common Equity Tier 1 capital of the bank. These guidelines are effective from October 1, 2014.

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

Investment by banks in specified instruments which are issued by other banks or financial institutions and are eligible for capital status for the investee bank/financial institution should not exceed 10% of the investing bank’s capital funds. Further, the banks/financial institutions should not acquire any fresh stake in a bank’s equity shares, if by such acquisition, the investing bank’s or financial institution’s holding exceeds 5% of the investee bank’s equity capital. The guideline requires banks to obtain prior approval of the Reserve Bank of India for equity investment in a company engaged in the financials sector and such investments are held under the held-for-trading category.

The Reserve Bank of India has issued detailed guidelines on investments by banks in non-statutory liquidity ratio securities. These guidelines apply to primary market subscriptions and secondary market purchases. Pursuant to these guidelines, banks are prohibited from investing in non-statutory liquidity ratio securities with an original maturity of less than one year, other than commercial paper, certificates of deposits and certain non-convertible debentures issued by corporates and non-banking finance companies. Banks are also prohibited from investing in unrated securities. A bank’s investment in unlisted non-statutory liquidity ratio securities may not exceed 10.0% of its total investment in non-statutory liquidity ratio securities at the end of the preceding fiscal year. However, the bank’s investments in unlisted non-statutory liquidity ratio securities may exceed the 10.0% limit by an additional 10.0%, provided the investment is in securitization papers issued for infrastructure projects and bonds/debentures issued by securitization companies and reconstruction companies set up under the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 and registered with the Reserve Bank of India. In December 2007, the Reserve Bank of India permitted banks to invest in unrated bonds of corporations engaged in infrastructure activities within the ceiling of 10.0% for unlisted non-statutory liquidity ratio securities in order to encourage flow of credit to the infrastructure sector.

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

Further, the total investment by banks in liquid or short-term debt schemes of mutual funds with weighted average maturity of portfolio of not more than one year will be subject to a prudential cap of 10% of their net worth as on March 31 of the previous year. A 125% risk weight is assigned to all capital market exposures.

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

The held to maturity category can include statutory liquidity ratio securities up to a specified percentage of the demand and time liabilities and certain non-statutory liquidity ratio securities, including fresh recapitalization bonds received from the government of India towards recapitalization requirement and held in the investment portfolio, fresh investment in the equity of subsidiaries and joint ventures, Rural Infrastructure Development Fund/Small Industries Development Board of India/Rural Housing Development Fund deposits and investment in long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. In December 2010, the Reserve Bank of India reduced the statutory liquidity ratio from 25.0% to 24.0%, and further to 23.0% in August 2012. In May 2013, the Reserve Bank of India announced that the level of government securities portfolio permitted to be included in the held-to-maturity category in excess of the overall limit of 25.0% of the investment portfolio permitted to be classified as held-to-maturity, was reduced from 25.0% of demand and time liabilities to 23.0% of demand and time liabilities, in line with then existing statutory liquidity ratio requirement, with the reduction to be implemented in a phased manner with 50 basis points being reduced every quarter beginning from the quarter ended June 30, 2013.

However, following the sharp increase in long-term yields in August 2013 caused by monetary tightening measures announced by the Reserve Bank of India on July 15, 2013 and July 23, 2013, the Reserve Bank of India allowed certain adjustments in the investment portfolio classification and valuation of banks as a temporary measure. Banks were allowed to retain the level of government securities portfolio in the held-to-maturity category at 24.5% of demand and time liabilities, as against the earlier requirement of bringing it down to 24.0% during the three months ended September 30, 2013.

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

Investments may be shifted from or to held-to-maturity with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available-for-sale to held for trading may be done with the approval of the board of directors, the Asset Liability Management Committee or the Investment Committee; shifting from held for trading to available-for-sale is generally not permitted. Since August 2010, the Reserve Bank of India has mandated that, with regard to sales and transfers of securities from or to the held-to maturity category, if the value of sales exceeds 5.0% of the book value of the investment held in the held-to-maturity category at the beginning of the year, the market value of the investment will have to be disclosed in the notes to the financial accounts in the annual report along with the excess book value over market value for which a provision was not made. In August 2013, following the sharp movement in bond yields, the Reserve Bank of India permitted banks to transfer the government securities portfolio from the held-for-trading and available-for-sale categories to the held-to-maturity category up to 24.5% of demand and time liabilities as a one time measure. This transfer was excluded from the 5.0% limit prescribed for value of sale or transfer to the held-to-maturity category. The transfer had to be done before September 30, 2013 and banks had the option to value the transferred portfolio at July 15, 2013 prices.

Held-to-maturity securities need not be marked to market and are carried at acquisition cost, unless it is more than the face value, in which case the premium should be amortized over the period remaining to maturity.

Investments under available-for-sale category are marked to market at quarterly intervals and held for trading securities valued at market at monthly intervals. Depreciation or appreciation for each basket within the available-for-sale and held for trading categories is aggregated. Net appreciation in each basket, if any, which is not realized, is ignored, while net depreciation is provided for. In August 2013, as part of the special measures announced by the Reserve Bank of India following the sharp movement in market rates, banks were allowed to amortise the net depreciation in the available-for-sale and held for trading book in equal instalments over the remaining part of fiscal 2014.

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

In June 2008, the Reserve Bank of India issued revised guidelines for the valuation of non-statutory liquidity ratio securities, requiring banks to value securities issued by the government of India at a spread of 25 basis points above the corresponding yield on government of India securities from an earlier spread of 50 basis points above the corresponding yield on government of India securities.

On December 19, 2013, the Reserve Bank of India issued guidelines permitting banks to participate in interest rate futures for the dual purpose of hedging the risk in the underlying investment portfolio and to take a trading position. However, banks are not allowed to undertake transactions in interest rate futures on behalf of their clients.

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

Prohibition on Short-Selling

The Reserve Bank of India permits scheduled commercial banks and primary dealers to undertake short sale of central government dated securities, subject to the short position being covered within a maximum period of three months. The short positions shall have to be covered only by outright purchase of an equivalent amount of the same security. The Reserve Bank of India has permitted banks to sell Government securities already contracted for purchase, provided that the purchase contract is confirmed and the contract is guaranteed by Clearing Corporation of India Limited, or the security is contracted for purchase from the Reserve Bank of India. Each security is deliverable or receivable on a net basis for a particular settlement cycle. The Reserve Bank of India has also permitted a “when issued” market in government securities in order to further strengthen the debt management framework.

Introduction of Credit Default Swaps for Corporate Bonds

In fiscal 2012, the Reserve Bank of India introduced credit default swaps on corporate bonds. Banks are allowed to undertake such transactions, both as market makers as well as users. Commercial banks will be eligible to act as market makers provided they fulfill the criteria of a minimum 11.0% capital adequacy ratio with a tier 1 ratio of at least 7%, and a net non-performing assets ratio of less than 3.0%. Banks’ net credit exposures on account of credit default swaps cannot exceed 10.0% of the investment portfolio of unlisted/unrated bonds. Credit default swaps were earlier allowed only on listed corporate bonds and unlisted but rated bonds of infrastructure companies. In January 2013, this was expanded to include unlisted but rated corporate bonds. Further, credit default swaps were permitted on securities with original maturities of up to one year such as commercial papers, certificates of deposit, and non-convertible debentures with original maturities of less than one year.

Subsidiaries and Other Financial and Non-Financial Sector Investments

We need prior permission of the Reserve Bank of India to incorporate a subsidiary. We are required to maintain an “arms’ length” relationship with our subsidiaries and with mutual funds sponsored by us in regard to business parameters such as not taking undue advantage in borrowing/lending funds, transferring/selling/buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary or financing our clients through them when we are not able or not permitted to do so ourselves. We have to observe the prudential norms stipulated by the Reserve Bank of India, from time to time, in respect of our underwriting commitments. Pursuant to such prudential norms, our underwriting or the underwriting commitment of our subsidiaries under any single obligation shall not exceed 15.0% of an issue. We also need the prior specific approval of the Reserve Bank of India to participate in the equity of financial services ventures including stock exchanges and depositories notwithstanding the fact that such investments may be within the ceiling (the lower of 30.0% of the paid-up capital of the investee company or 30.0% of the investing bank’s own paid-up capital and reserves) prescribed under Section 19(2) of the Banking Regulation Act.

Under the Reserve Bank of India guidelines, a bank’s equity investments by a bank in a subsidiary company, or a financial services company (including a financial institution, a stock or other exchange or a depository) which is not a subsidiary, should not exceed 10% of the bank’s paid-up share capital and reserves and the total investments made in all subsidiaries and all non-subsidiary financial services companies should not exceed 20% of the bank’s paid-up share capital and reserves. However, the cap of 20% does not apply, nor is the prior approval of the Reserve Bank of India required, if investments in financial services companies are held under the “held for trading” category, and are not held beyond 90 days.

Under the Reserve Bank of India regulation, a bank’s equity investments in companies engaged in non-financial services activities are subject to a limit of 10% of the investee company’s paid-up share capital or 10% of the bank’s paid-up share capital and reserves, whichever is less. For the purpose of this limit, equity investments held under the “held for trading” category are included. Equity investments in any non-financial services company held by a bank, or entities which are bank’s subsidiaries, associates or joint ventures, and mutual funds managed by asset management companies controlled by the bank should in the aggregate not exceed 20% of the investee company’s paid-up share capital. Any investment by a bank in excess of 10% of the investee company’s paid-up share capital, but not exceeding 30%, requires the approval of the Reserve Bank of India.

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

Regulations Relating to Deposits

The Reserve Bank of India has permitted banks to independently determine interest rates offered on term deposits. However, banks cannot pay interest on current account deposits. Interest rates payable on savings deposits were regulated until October 2011. In May 2011, the Reserve Bank of India increased the interest rate on savings deposits from 3.5% to 4.0%. In October 2011, the Reserve Bank of India deregulated the savings account interest rate, allowing a uniform interest rate to be paid on deposits up to Rs. 100,000 and permitting differential rates for deposits of over Rs. 100,000, depending on the amount in the account.

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

Banks have the flexibility to offer varying rates of interests on domestic deposits of the same maturity subject to the following conditions:

•	time deposits are of Rs. 10 million and above; and

•	interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

Interest rates on non-resident foreign currency term deposits of one to three years and three to five years are linked to the LIBOR/SWAP rates for the U.S. dollar of corresponding maturity. The rate is periodically prescribed by the Reserve Bank of India. In the last notification issued in August 2013, interest rate on deposits of one to three years was fixed at LIBOR/SWAP plus 200 basis points, and interest rate on deposits of three to five years was increased from LIBOR/SWAP plus 300 basis points to LIBOR/SWAP plus 400 basis points. Interest rates on non-resident rupee savings deposits are set at the rate applicable to domestic savings deposits. In fiscal 2012, the Reserve Bank of India deregulated interest rates on non-resident (external) rupee deposits and ordinary non-resident accounts, allowing banks to determine the interest rates on savings and term deposits with maturities of one year and above. However, the interest rates cannot exceed the rate offered by the bank on comparable domestic rupee deposits. In September 2013, the Reserve Bank of India removed the ceiling on interest rates for non-resident (external) rupee deposits of three years and above till February 28, 2014. Effective March 1, 2014, the interest rates offered on FCNR (B) deposits of tenor three to five years reverted to the ceiling of LIBOR/SWAP plus 300 basis points as against the exceptional rate of LIBOR/SWAP plus 400 basis points permitted between August 2013 to February 2014. Also, interest rates of non-resident (external) rupee deposits was capped to comparable domestic rupee deposits as against earlier deregulation of interest rates permitted from August 2013 to February 2014. The ceiling on ordinary non-resident accounts however continued.

In September 2013, the Reserve Bank of India introduced a swap facility for incremental foreign currency deposits. This was set up with the intent to increase the flow of foreign currency funds into the country considering the sharp depreciation in the rupee. This facility was only for deposits in foreign currency non-resident (bank) deposit accounts, and was available only in U.S. dollars. The tenor of the swap was fixed at three years and above. A bank could avail the swap facility only once a week, with the maximum amount of U.S. dollars eligible for swap equal to the foreign currency deposits mobilised in the preceding week. The swap facility was made available only for a fixed period from September 10, 2013 to November 30, 2013. In another step taken by the Reserve Bank of India, effective from July 26, 2013, incremental foreign currency non-resident deposits and non-resident rupee deposits having a maturity of three years and above were exempted from cash reserve ratio and statutory liquidity ratio requirements. This benefit was withdrawn for deposits raised from March 8, 2014 onwards.

With a view to increasing the availability of financial services across regions and population segments, the Reserve Bank of India has advised banks to make available a basic savings bank deposit account without having the requirement of any minimum balance..

Regulations Relating to Customer Service & Customer Protection

Enhancing customer service and customer protection is a focus area for the Reserve Bank of India and it has regularly emphasized on offering efficient, fair and speedy customer service. In this regard, a committee was set up in fiscal 2010 to consider improvements in customer service in banks. Following the recommendations made by the committee, the Reserve Bank of India has issued several guidelines. In July 2013, banks were mandated to have a uniform pricing policy for all customers across all branches, irrespective of the branch in which the account was opened. Further, draft guidelines on wealth management and marketing services offered by banks were issued. According to the guidelines, wealth management services can be offered only through a subsidiary or a separately identifiable department or division in the bank in order to avoid conflict of interest. Also, banks need to take the prior approval of the Reserve Bank of India to offer wealth management services. In May 2014, the Reserve Bank of India issued guidelines instructing banks to not charge foreclosure charges or pre-payment penalties on floating rate term loans. Further, banks are also not permitted to levy penal charges for non-maintenance of minimum balance in any in-operative accounts.

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

The Depositor Education and Awareness Fund (DEAF) Scheme, 2014 –section 26A of Banking Regulation Act, 1949

The Reserve Bank of India has advised that banks shall calculate the cumulative balances in all eligible accounts which are unclaimed for more than 10 years along with interest accrued, as on the day prior to May 23, 2014 and such amounts due should be transferred to the Fund on June 30, 2014 (before the close of banking hours). Subsequently, the amount due in each calendar month shall be transferred on the last working day of the subsequent month.

Regulations Relating to Knowing the Customer and Anti-Money Laundering

The Prevention of Money Laundering Act, 2002, which came into effect beginning July 2005, seeks to prevent and criminalise money laundering and terrorist financing. It also provides for the freezing and confiscation of assets concerned in money laundering / terrorism offences, and the formation of the Financial Intelligence Unit. The Act lays down the obligations on designated entities (including banks and financial institutions) for maintaining records of prescribed transactions and for reporting such transactions to the Financial Intelligence Unit. It also lists out the predicate offences that come under the purview of the Act. Prevention of Money-Laundering Rules have also been framed under the Act. The Act and the Rules have since been amended from time to time.

The Reserve Bank of India has prescribed comprehensive guidelines to be observed by Banks/Financial Institutions under its jurisdiction with regard to Know Your Customer, Anti-Money Laundering and Combating Financing of Terrorism procedures in line with the provisions of the Prevention of Money Laundering Act and Rules notified there under. This is in line with the recommendations made by the Financial Action Task Force on Anti-Money Laundering standards and on Combating Financing of Terrorism. These guidelines are revised from time to time, and consolidated guidelines are issued in the Reserve Bank of India’s master circulars. The objective of these guidelines is to prevent banks from being used, intentionally or unintentionally, by criminal elements for money laundering or terrorist financing activities. The guidelines cover key aspects including customer acceptance policy, customer identification procedures, monitoring of transactions and risk management. The guidelines also cover enhanced due diligence measures, appointment of principal officers, training and audit.

The Reserve Bank of India guidelines also provide for simplified Know Your Customers procedures for persons intending to open small deposit accounts (balances not exceeding Rs. 50,000 in all their accounts taken together in which the total credit in all accounts taken together does not exceed Rs. 100,000 in a year). These provisions are intended to promote financial inclusion and to ensure that the implementation of the Know Your Customers guidelines do not result in the denial of banking services to financially or socially disadvantaged sections of society. The Reserve Bank of India simplified the requirement for submission of proof of address at the time of opening a bank account. Customers can now submit any one address proof, either the permanent address or current address. In case of a customer who has migrated and has not furnished the local address, the bank can take a declaration of the local address from the customer which can be later verified by the bank through visits or indirect confirmation by way of delivery of mails.

Regulations on Asset Liability Management

The Reserve Bank of India’s regulations for asset liability management require banks to draw up asset liability gap statements separately for rupee and foreign currencies for the domestic and overseas operations of the bank. These gap statements are prepared by scheduling all assets and liabilities according to the stated and anticipated repricing date, or maturity date. The statements are submitted to the Reserve Bank of India on a periodic basis. The Reserve Bank of India has advised banks to actively monitor the difference in the amount of assets and liabilities maturing or being repriced in a particular period and to place internal prudential limits on the gaps in each time period, as a risk control mechanism.

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

In November 2012, the Reserve Bank of India has issued revised guidelines consolidating the various instructions/guidance on liquidity risk management issued from time to time in the past. Instructions/guidance have been enhanced in line with the Basel Committee on Banking Supervision Principles for Sound Liquidity Risk Management and Supervision. The guideline includes enhanced guidance on liquidity risk governance, measurement, monitoring and the reporting to the Reserve Bank of India on liquidity positions.

In June 2014, the Reserve Bank of India released guidelines on Basel III Framework on Liquidity Standards – Liquidity Coverage Ratio, Liquidity Risk Monitoring Tools and Liquidity Coverage Ratio Disclosure Standards. According to the guidelines, banks have to maintain a minimum liquidity coverage ratio which is a ratio of the stock of high quality liquid assets and total net cash outflows over the next 30 calendar days. It is designed to ensure that a bank maintains an adequate level of unencumbered high quality liquid assets to meet any acute liquidity requirements over a period of one month. These guidelines are applicable from January 1, 2015 starting with a minimum liquidity coverage ratio of 60% and increasing gradually to 100% from January 1, 2019. The Reserve Bank of India has also defined categories of assets qualifying as high quality liquid assets. The Reserve Bank of India had earlier also proposed a Basel III net stable funding ratio designed to ensure a minimum amount of funding that is expected to be stable over a one-year time horizon, guidelines for which are awaited.

Further, in July 2014, the Reserve Bank of India issued guidelines permitting banks to issue long-term bonds for financing infrastructure projects and affordable housing. These bonds have been exempt from regulatory pre-emptions such as the cash reserve ratio, statutory liquidity ratio and priority sector lending. The guidelines are intended to benefit banks in their asset-liability management in extending long-term financing to infrastructure projects.

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

Our foreign exchange operations are subject to the guidelines specified by the Reserve Bank of India in the exchange control manual. As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to foreign exchange business in India. We are also among banks that submit data to government authorities for the setting of financial benchmarks. In April 2014, the Reserve Bank of India issued guidelines recommending measures to strengthen the quality, methodology and the governance framework with respect to financial benchmarks. This was based on recommendations submitted by the committee on financial benchmarks. According to the guidelines, banks submitting data would have to put in place an internal board approved policy on governance of the benchmark submission process and periodically submit a confirmation on compliance with the guidelines.

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

The Reserve Bank of India issues guidelines on external commercial borrowings from time to time. Consolidated guidelines relating to external commercial borrowings until June 30, 2014 are covered by the Reserve Bank of India in Master Circular —“Master Circular on External Commercial Borrowings and Trade Credit” dated July 1, 2014. The guidelines do not permit financial intermediaries, including banks, to raise such borrowings or provide guarantees in favor of overseas lenders for such borrowings. Eligible borrowers, which are largely corporations, may raise such borrowings for investments such as the import of capital goods, in new and expansion projects, and also to meet foreign exchange needs of the infrastructure sector. The external commercial borrowing proceeds can also be utilized for overseas direct investment in joint ventures and wholly owned subsidiaries subject to the existing guidelines on Indian Direct Investment in joint ventures and wholly owned subsidiaries abroad. Utilization of external commercial borrowing proceeds is not permitted for lending, capital market investments or acquisitions in India or real estate investments (including integrated townships). From November 2011, the all-in-cost ceiling for external commercial borrowings was fixed at LIBOR plus 350 basis points for borrowings with an average maturity period of three to five years from the earlier 300 basis points over LIBOR. For borrowings with an average maturity of over five years, the all-in-cost ceiling remains at 500 basis points over LIBOR. The limit on external commercial borrowings was enhanced in September 2011 to US$ 750 million, from the earlier limit of US$ 500 million. Corporations in the services sector were permitted to avail of external commercial borrowing of up to US$ 200 million as against the earlier limit of US$ 100 million. In July 2012, the Reserve Bank of India permitted companies in the manufacturing and infrastructure sector to raise external commercial borrowings for the repayment of rupee loans availed from domestic banks, subject to their satisfying certain conditions. However, overseas branches/subsidiaries of Indian banks are not permitted to provide external commercial borrowings for repayment of rupee loans of domestic banks.

Borrowers are permitted to raise external commercial borrowings for the purpose of refinancing an existing external commercial borrowing. The fresh borrowing can be at a lower or higher all-in-cost compared to the original borrowing. The higher all-in-cost, however, cannot exceed the ceiling as prescribed by the Reserve Bank of India from time to time. In fiscal 2014, the facility for raising fresh borrowings for refinancing an existing external commercial borrowing at a higher all-in-cost was discontinued from October 1, 2013.

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

•
Companies in the infrastructure sector were allowed to import capital goods by availing short-term credit in the nature of a bridge finance. The bridge finance can later be replaced with long-term external commercial borrowing.

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

Foreign Currency Borrowings by Banks in India

The Reserve Bank of India has allowed banks to borrow funds from their overseas branches and correspondent banks (including borrowings for financing export credit, external commercial borrowings and overdrafts from their head office/nostro account) up to a limit of 50% of unimpaired tier 1 capital or US$ 10 million, whichever is higher. However, short-term borrowings up to a period of one year or less should not exceed 20% of unimpaired tier 1 capital within the overall limit of 50%. In October 2013, the Reserve Bank of India issued a notification enhancing the borrowing limit from 50% to 100% of unimpaired tier 1 capital or US$ 10 million, whichever is higher. The enhanced limit was made available for a limited period of up to November 30, 2013 as a measure to improve foreign currency inflows in the economy. These borrowings were also eligible for the U.S. dollar—Rupee swap facility provided by the Reserve Bank of India at a fixed rate of 3.5% per annum from September 10, 2013 till November 30, 2013.

All the regulations and guidelines issued by the Reserve Bank of India, as amended from time to time, in connection with foreign currency borrowings by banks in India have been consolidated in the master circular on Risk Management and Inter-Bank Dealings dated July 1, 2014. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches or correspondents abroad and also includes overseas borrowings in gold for funding domestic gold loans. Capital funds raised by issue of innovative perpetual debt instruments and other overseas borrowings with the specific approval of the Reserve Bank of India will continue to be outside the limit of 50% of unimpaired tier 1 capital.

Legal Reserve Requirements

Cash Reserve Ratio

A bank is required to maintain a specified percentage of its net demand and time liabilities, excluding inter-bank deposits, by way of cash reserve with itself and by way of balance in current account with the Reserve Bank of India. Following the enactment of the Reserve Bank of India (Amendment) Bill 2006, the floor and ceiling rates (earlier 3.0% and 20.0% respectively) on the cash reserve ratio were removed. The following liabilities are excluded from the calculation of the demand and time liabilities to determine the cash reserve ratio:

•	inter-bank liabilities;

•	liabilities to primary dealers;

•	refinancing from the Reserve Bank of India and other institutions permitted to offer refinancing to banks; and

•	perpetual debt qualifying for lower tier 1 capital treatment.

The cash reserve ratio was revised to 4% effective from the fortnight beginning February 9, 2013. Effective April 13, 2007 the Reserve Bank of India does not pay any interest on cash reserve ratio balances.

The cash reserve ratio has to be maintained on an average basis for a fortnightly period. In July 2013, the Reserve Bank of India increased the daily cash reserve requirement from a minimum of 70.0% of the required cash reserve ratio on any day of the fortnight to 99%, as part of measures to stabilize the movement in exchange rates. In September 2013, following stabilisation in the movement in exchange rates, the daily minimum cash reserve requirement was reduced to 95%.

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of India from time to time, and must be a minimum of 22.5% (with effect from June 3, 2014) and a maximum of 40.0% pursuant to section 24 of the Banking Regulation Act. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Amendments to the Banking Regulation Act”. With effect from June 3, 2014, the Reserve Bank of India reduced the statutory liquidity ratio from 23.0% to 22.5%.

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

A legislation to amend the Banking Regulation Act making the prior approval of the Reserve Bank of India mandatory for the acquisition of more than 5% of a banking company’s paid-up capital or voting rights by any individual or firm or group passed by Parliament and notified in fiscal 2013. See also, “Overview of Indian Financial Sector - Recent Structural Reforms - Report on Governance of Boards of Banks in India”.

In February 2009, the government of India issued guidelines for calculation of total foreign investment, both direct and indirect, in Indian companies. Pursuant to this guideline, the foreign shareholding in an Indian company which is not majority-owned and controlled by Indian shareholders will be taken into account in computing the foreign shareholding in investee companies of such Indian company (other than investee companies in the insurance sector, for which there are separate specific regulations). Since foreign ownership up to 74% is permitted in Indian private sector banks, such as us, this would impact investments made by Indian private sector banks, including us, and their subsidiaries, in other companies. This would also require assessment of whether any of the Indian shareholders are to be reckoned for purposes of adherence to the foreign ownership limit of 74%. This does not, however, impact our investments in our subsidiaries.

Holding Companies

In the annual policy review for fiscal 2011, the Reserve Bank of India announced the formation of a working group, with representatives from the government, various regulatory authorities and banks, to draw a road map for the introduction of a holding company structure. The report of the working group was released in May 2011 with key recommendations favoring a financial holding company structure for the financial sector, particularly large financial groups, with a separate regulatory framework for these holding companies. The Reserve Bank of India, in its guidelines for new private sector banking licenses, has mandated all new banks pursuant to the issuance of such licenses, to be set up under a financial holding company structure. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Discussion Paper on Banking Structure”.

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

•
Under the Reserve Bank of India’s Basel III guidelines, banks are subject to higher minimum capital requirements and must maintain a capital conservation buffer above the minimum requirements to avoid restrictions on capital distribution. The capital conservation buffer would be implemented in a phased manner beginning March 31, 2016 and fully implemented by March 31, 2019 as prescribed by the Reserve Bank of India. The Reserve Bank of India has clarified that dividend payment by banks would be governed by the interaction of both the above guidelines, once the capital conservation framework is in effect.

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

•	in the public interest;

•
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

Credit Information Bureaus

The Parliament of India has enacted the Credit Information Companies (Regulation) Act, 2005, pursuant to which every credit institution, including a bank, has to become a member of a credit information bureau and furnish to it such credit information as may be required of the credit institution by the credit information bureau about persons who enjoy a credit relationship with it. Other credit institutions, credit information bureaus and such other persons as the Reserve Bank of India specifies may access such disclosed credit information. The Reserve Bank of India is also seeking to strengthen the coverage and use of credit information and had set up a committee in this regard. The committee submitted its recommendations in March 2014 and recommendations included consistent data formats, common classification of credit scores and best practices to be followed by credit information companies. In June 2014, some of the recommendations were accepted by the Reserve Bank of India and guidelines were accordingly issued.

Financial Stability and Development Council and Financial Sector Legislative Reforms Commission

The Indian government set up an apex-level body called the Financial Stability and Development Council in fiscal 2011. This is an independent body that oversees regulation and strengthens mechanisms for maintaining financial stability. The institution monitors macro-prudential supervision of the economy and the functioning of large financial conglomerates addresses inter-regulatory coordination issues and focuses on financial literacy and financial inclusion activities. The government has also set up a Financial Sector Legislative Reforms Commission to review the financial sector laws and to bring them in line with the requirements of the sector. The commission submitted its report in March 2013 and has proposed an Indian Financial Code that brings together different laws governing the financial sector. The framework incorporates components like consumer protection, regulation, capital controls, systemic risk and resolution. The Code also proposes to move to a regulatory system where the Reserve Bank of India regulates the banking and payments system and a Unified Financial Agency subsumes all other existing financial sector regulators like the Insurance Regulatory Development Authority and the Securities Exchange Board of India.

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

Resolution Regime for Financial Institutions

The Financial Stability and Development Council constituted a high level working group to suggest strengthening of the resolution regime for financial institutions. The working group submitted its report in May 2014. Some key recommendations of the group include setting up of an independent Financial Resolution Authority which would be responsible for implementation of the resolution framework in coordination with respective financial sector regulators. The financial resolution framework should be legally enforceable and extend to all financial institutions including banks, non-banks and financial conglomerates. The framework identifies a set of tools like liquidation, purchase and assumption, bail-in which involves converting existing creditors into shareholders, temporary public ownership, etc. The resolution framework should avoid use of taxpayers money and ensure imposition of losses to shareholders and unsecured creditors. In case of financial institutions under distress and deemed to be systemically important, government taking control of the financial institution can be a last option for resolution when all other options fail.

Microfinance Institutions

A sub-committee of the Central Board of the Reserve Bank of India was established to study issues and concerns in the Indian microfinance industry and submitted its report in January 2011. The recommendations of the committee include, among others, margin and rate caps on loans by such institutions and transparency in interest charges. The Reserve Bank of India has accepted the broad framework recommended by the committee. In July 2011, the government released the draft Micro Financial Sector (Development and Regulation) Bill, 2011, seeking to bring all microfinance institutions under the regulation of the Reserve Bank of India. In the second quarter monetary policy review for fiscal 2012, the Reserve Bank of India accepted the recommendations of the Malegam committee report and decided to introduce a new category of non-banking financial company—microfinance institutions. These microfinance non-banking finance companies would require a minimum net worth of Rs. 50 million and a minimum capital adequacy of 15.0% of risk-weighted assets, with interest on individual loans capped at either the cost of funds plus margin or the average base rate of the five largest commercial banks by assets multiplied by 2.75 per annum, whichever is lower. Further, with effect from April 1,

2014, the margin cap cannot exceed 10% for microfinance institutions having loan portfolio exceeding Rs. 1.0 billion and 12.0% for others.

Regulations Governing Use of Business Correspondents

To increase the outreach of banking and ensure greater financial inclusion, in January 2006 the Reserve Bank of India issued guidelines for the engagement of Business Correspondents by banks providing banking and financial services. Business Correspondents are agents engaged by banks to provide banking services at locations other than a bank branch. Business Correspondents offer a limited range of banking services at low cost, as setting up a brick and mortar branch may not be viable in all areas. Banks are required to take full responsibility for the acts of omission and commission of the Business Correspondents that they engage and to conduct due diligence for minimizing agency risks. When the Business Correspondent model was introduced in January 2006, the entities permitted to act as Business Correspondents included individuals such as retired bank employees, retired teachers, individual owners of kirana (small, independent grocery stores), medical and fair price shops and certain other individuals. The non-individual entities included Non-Government Organizations or Micro Finance Institutions set up under Societies/Trust Acts, societies registered under Mutually Aided Cooperative Societies Acts or the Cooperative Societies Acts of States, Section 25 companies and post offices. This list was eventually expanded to include Section 25 companies, provided the companies are stand-alone entities or Section 25 companies in which non-banking finance companies, banks, telecom companies and other corporate entities or their holding companies do not have holdings in excess of 10%. Also, from September 2010, banks are allowed to engage for-profit companies registered under the Indian Companies Act, 1956, excluding non-banking finance companies, as Business Correspondents in addition to the individuals/entities permitted earlier. In June 2014, the Reserve Bank of India also permitted non-deposit taking non-banking finance companies to be appointed as business correspondents. Further, with a view to scale up the business correspondent channel, the Reserve Bank of India has issued guidelines in April 2014 requiring the Board of banks to review the operations and payment of remuneration to business correspondents at least once every six months. The Reserve Bank of India has prescribed that the pre-funding requirement of Corporate BCs and BC agents should progressively taper down with passage of time.

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

An amendment to the Banking Regulation Act in fiscal 2013 has increased the voting rights cap from 10.0% to 26.0%. However, this is pending notification by the Reserve Bank of India. See also “Overview of the Indian Financial Sector—Recent Structural Reforms—Amendments to the Banking Regulation Act”.

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

Regulatory Reporting and Examination Procedures

The Reserve Bank of India (RBI) is responsible for supervising the Indian banking system under various provisions of the Banking Regulation Act, 1949 and the Reserve Bank of India Act, 1934. Presently, this responsibility is discharged by the Reserve Bank of India’s Department of Banking Supervision for all scheduled commercial banks excluding regional rural banks. The supervision framework is evolving over a period of time and the Reserve Bank of India has been progressively moving in line with Basel ‘Core Principles for Effective Banking Supervision’. The existing supervisory framework has been suitably modified towards establishing a risk based supervision framework.

This framework is intended to make the supervisory process for banks more efficient and effective, with the Reserve Bank of India applying differentiated supervision to each bank based on its risk profile. A detailed qualitative and quantitative assessment of the bank’s risk is made by the supervisor on an on-going basis and a Risk Assessment Report is issued by RBI. The Reserve Bank of India has designated a Senior Supervisory Manager for the banks under this framework who will be the single point of contact for a designated bank.

We are subject to supervision under this framework since fiscal 2013. The Risk Assessment Report, along with the report on actions taken by us, has to be placed before our board of directors. On approval by our board of directors, we are required to submit the report on actions taken by us to the Reserve Bank of India. The Reserve Bank of India also discusses the report with our management team, including the Managing Director and CEO.

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

Maintenance of Records

We are required to maintain books, records and registers. The Banking Regulation Act specifically requires banks to maintain books and records in a particular manner and file the same with the Registrar of Companies on a periodic basis. The provisions for production of documents and availability of records for inspection by shareholders as stipulated under the Companies Act and the rules thereunder would apply to us as in the case of any company. The Know Your Customer Guidelines framed by the Reserve Bank of India also provide for certain records to be updated at regular intervals. As per the Prevention of Money Laundering Act, records of a transaction are to be preserved for five years (changed from ten years to five years in February 2013) from the date of the transaction between a customer and the bank. The Know-Your-Customer records are required to be preserved for a period of five years from the date of cessation of relationship with the customer. The Banking Companies (Period of Preservation of Records) Rules, 1985 requires such records to be preserved for eight years. The Banking Companies (Period of Preservation of Records) Rules, 1985 requires a bank’s records of books, accounts and other documents relating to stock and share registers to be maintained for a period of three years.

Other Statutes

Companies Act

Companies in India, including banks, in addition to the sector-specific statutes and the regulations and guidelines prescribed by the sectoral regulators, are required to comply with relevant provisions of the Companies Act 1956. In 2013, the Indian Parliament enacted the new Companies Act, 2013, including, among other things, provisions to make independent directors more accountable, improve corporate governance practices and make corporate social responsibility mandatory for companies above a certain size and require them to spend a minimum of 2% of the average net profits of the preceding three years for corporate social responsibility initiatives. Any shortfall in this regard is required to be explained in the annual report. The new

Companies Act, 2013 has been made only partly effective, and various provisions of the Companies Act, 2013 will become effective as and when they are notified. Further, several provisions require rule-making by the government. Until such time as the provisions of the new Companies Act, 2013 are effective, the relevant provisions of the old Companies Act, 1956 will continue to apply.

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

Consolidated Prudential Returns: Banks are required to submit to the Reserve Bank of India consolidated prudential returns reporting their compliance with various prudential norms on a consolidated basis, excluding insurance subsidiaries and group companies engaged in businesses not pertaining to financial services. Compliance on a consolidated basis is required in respect of the following main prudential norms:

•	single borrower exposure limit of 15.0% of capital funds (20.0% of capital funds, provided that the additional exposure of up to 5.0% is for the purpose of financing infrastructure projects);

•	borrower group exposure limit of 40.0% of capital funds (50.0% of capital funds, provided that the additional exposure of up to 10.0% is for the purpose of financing infrastructure projects);

•	deduction from tier 1 capital of the bank of any shortfall in capital adequacy of a subsidiary for which capital adequacy norms are specified; and

•	consolidated capital market exposure limit of 40.0% of consolidated net worth with a direct investment limit of 20.0% of consolidated net worth.

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

Taxation

The Government has proposed three major reforms in Indian tax laws, namely the Goods and Services Tax, the Direct Taxes Code and the provisions relating to GAAR. While the implementation of Goods and Services Tax and the Direct Taxes Code are awaited, the implementation of GAAR has been deferred to fiscal 2017. Under the Goods and Services Tax reforms, it has been proposed to introduce unified goods and services tax structures to expand the tax base, rationalize the input tax credit and harmonize the current multiple taxation laws in India. The Goods and Services Tax would replace the indirect taxes on goods and services such as central excise duty, service tax, customs duty, central sales tax, state VAT, surcharge and excise currently being collected by the central and state governments. In the Union Budget for fiscal 2015, announced on July 10, 2014, the government has indicated that it is committed to a smooth transition to Goods and Services Tax and will endeavor to resolve all issues during the year to enable its introduction. The Direct Taxes Code aims to reduce distortions in the tax structure, introduce moderate levels of taxation and expand the tax base. It also aims to provide greater tax clarity and stability to investors who invest in Indian projects and companies. It proposes to consolidate and amend laws relating to all direct taxes like income tax, dividend distribution tax, fringe benefit tax and wealth tax and facilitates voluntary compliance. The Direct Taxes Code Bill 2010 has however lapsed, and a revised code has been issued for public comments in March 2014.

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

Income Tax Benefits

As a banking company, the Bank is entitled to certain tax benefits under the Indian Income-tax Act including the following:

•
We are allowed a deduction of up to 20% of the profits derived from the business of providing long-term finance (defined as loans and advances extended for a period of not less than five years) computed in the manner specified under the Indian Income-tax Act and carried to a Special Reserve account. The deduction is allowed subject to the aggregate of the amounts transferred to the Special Reserve Account for this purpose from time to time not exceeding twice our paid-up share capital and general reserves. The amount withdrawn from such a Special Reserve Account would be chargeable to income tax in the year of withdrawal, in accordance with the provisions of the Income-tax Act. As per guidelines issued by the Reserve Bank of India in December 2013, banks have to create deferred tax liability on the special reserve on a prudent basis. The deferred tax liability up to March 31, 2013 was permitted to be directly adjusted through reserves and from fiscal year ended March 31, 2014 onwards to be charged through the profit and loss account.

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

In May 2002, the Indian Parliament approved the Insurance (Amendment) Act 2002, which facilitates the appointment of corporate agents by insurance companies and prohibits intermediaries and brokers from operating as surrogate insurance agents. The Indian government has proposed an increase in the limit on foreign equity participation in private sector insurance companies from 26% to 49%, which is awaiting Parliament’s approval. The current policy requires the Indian promoter to reduce its stake to 26% after completion of 10 years of operations in a manner that would be prescribed by the regulator. The new Insurance Amendment Bill 2008 introduced in Parliament proposes to remove this restriction on divestment by Indian promoters. In the Union Budget for fiscal 2015, the new government announced an increase in the composite foreign shareholding cap in the insurance sector to 49% from 26%, through the Foreign Investment Promotion Board route. It has also proposed to take up the pending Insurance Laws (Amendment) Bill in the Parliament.

The Insurance Regulatory and Development Authority periodically issues guidelines pertaining to life insurance business. The Insurance Regulatory and Development Authority issued guidelines effective September 2010 introducing a cap on charges levied on customers investing in equity linked life insurance policies and unit-linked insurance products. For unit-linked insurance products, the difference between gross and net yields was capped at 300 basis points for products with a tenor of less than ten years and 225 basis points for products with a tenor more than ten years. The fund management charges within these charges were capped at 150 basis points and 125 basis points for products with tenors of less than ten years and more than ten years respectively. Mortality and morbidity charges are not a part of the cap. Policy surrender charges from the fifth policy year onwards for unit-linked products have been removed. The changes included a cap on surrender charges, an increase in the minimum premium paying term and minimum guaranteed positive returns on pension products. The life insurance industry had to incorporate specific changes in its product offerings to comply with these guidelines. The minimum guaranteed return of 4.5% on pension products was applicable up to year-end fiscal 2011, and was withdrawn beginning fiscal 2012. Further, the Insurance Regulatory and Development Authority issued guidelines on non-linked life insurance products to be effective in a phased manner on October 1, 2013 and January 1, 2014, which included limits on the commission rates payable by insurance companies, introduction of minimum guaranteed surrender value and minimum death benefits. The new guidelines would require life insurance companies to modify existing non-linked products which do not comply with the revised guidelines.

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

In fiscal 2007, the general insurance industry in India was de-tariffed and insurance premiums were freed from price controls. Further, in accordance with the Insurance Regulatory and Development Authority’s order dated March 12, 2011, all general insurance companies in India were required to provide for losses on the third party motor pool (a multilateral arrangement for insurance in respect of third party claims against commercial vehicles, the results of which are shared by all general insurance companies in proportion to their overall market share) at a provisional rate of 153.0% from fiscal 2008 to fiscal 2011, as compared to the earlier loss rate of 122%-127%. This upward revision of the loss rates for the previous years impacted the profitability of the general insurance companies for fiscal 2012. In fiscal 2012, the Insurance Regulatory and Development Authority ordered the dismantling of the motor pool and advised that motor pool liabilities be recognized as per the loss rates estimated by the General Actuaries Department of the United Kingdom, for all underwriting years from fiscal 2008 to fiscal 2012. Further, a Declined Risk Pool was created under which insurers would cede only those policies to the pool that they would not consider underwriting themselves. Insurers have been mandated to underwrite motor pool policies to the extent of the sum of 50% of their share in total gross premium and 50% share in total motor premium. Any shortfall against this requirement will be allocated to the insurers from the Declined Risk Pool. Additionally, only specific third party insurance premiums is pooled as against the earlier approach of ceding all third party premiums. Accordingly, under this approach, the size of the pool is expected to decline substantially and the allocation of losses to individual insurers will be based on their ability to meet the mandated targets. Further, the Insurance Regulatory and Development Authority relaxed the solvency requirement for insurers to 1.3 at March 2012 and 1.4 at March 2013. The solvency margin required at March 2014 and at all times thereafter is 1.5. See also “Risk Factors—Risks Relating to Our Business—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

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

Draft Guidelines on permitting banks to enter insurance broking business

The Insurance Regulatory Development Authority permitted banks to act as brokers and sell insurance products of more than one insurer in August 2013. The guidelines restrict sales of insurance policies of any single insurer to 50% of total sales, and 25% if the insurer is part of the same promoter group as the bank. As per the guidelines, banks had the option to continue as corporate agents or become insurance brokers with the prior approval of the Reserve Bank of India. In this regard, in November 2013, the Reserve Bank of India issued draft guidelines on permitting banks to enter the insurance broking business. As per the draft guidelines, only those banks fulfilling certain specified minimum criteria including a networth of Rs. 5.0 billion, a minimum capital adequacy ratio of 10.0%, minimum three yeasr of profitable growth and a net non-performing asset ratio of less than 3.0% would be eligible for entering the business. Banks in insurance broking business would not be allowed to enter into agreements for corporate agency or for referral arrangements for insurance. Banks would also have to disclose details of earnings from the insurance broking business in their annual report.

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

In the Union Budget for fiscal 2014 announced on February 28, 2013, it was proposed that mutual fund distributors would be allowed to become members in the mutual fund segment of stock exchanges to improve their reach and distribution. Further, the Union Budget for fiscal 2015 announced on July 10, 2014, proposed to increase the tax on long-term capital gains from 10.0% to 20.0% on transfer of units held for more than a year. The period for defining long-term was also revised from 12 months to 36 months.

Regulations Governing International Operations

Our international operations are governed by regulations in the countries in which we have a presence. Further, the Reserve Bank of India has notified that foreign branches or subsidiaries of Indian banks can offer structured financial and derivative products, which are not permitted in the domestic market, only at established financial centers outside India, like New York, London, Singapore, etc. At other centers, the branches and subsidiaries of Indian banks can only offer those products permissible in the domestic market. For undertaking activities not permitted in the domestic market at these centers, banks will have to take special permission from the Reserve Bank of India.

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

Our Singapore branch is currently engaged in corporate and institutional banking, private banking and treasury-related activities. In April 2010, the Monetary Authority of Singapore granted the Singapore branch Qualified Full Banking privileges which entitled us to take retail deposits. In Bahrain, we have a retail branch, regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions within Bahrain, individuals or institutions outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. Our branch in Hong Kong is regulated by the Hong Kong Monetary Authority and is permitted to undertake banking business with certain restrictions. Our branch in Sri Lanka is regulated by the Central Bank of Sri Lanka. Our branch in the Dubai International Financial Centre is regulated by the Dubai Financial Services Authority and is licensed to engage with professional clients  in or from the Dubai International Financial Centre (DIFC). The Qatar Financial Centre Regulatory Authority regulates our branch in Qatar Financial Centre (QFC). Our branch in New York is regulated by the Federal Reserve Board and the Office of the Comptroller of the Currency. In addition, we also have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai.

Representative Offices

Our representative offices in United Arab Emirates, China, South Africa, Bangladesh, Malaysia and Indonesia are regulated by the respective regulatory authorities.

Foreign Account Tax Compliance Act

Government of India effective April 11, 2014, has reached an agreement in substance on the terms of Inter-Governmental Agreement Model 1 with the United States. Further to this, the Reserve Bank of India has issued a circular dated June 27, 2014, advising all scheduled commercial banks in India that they have time upto December 31, 2014 to register with US authorities and obtain a Global Intermediary Identification Number. In line with this communication, ICICI Bank would be registering with IRS based on the Inter-Governmental Agreement and regulations applicable in India.

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

The Foreign Exchange Management Act, 1999 regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India. The Foreign Exchange Management Act, 1999 has substantially eased the restrictions on current account transactions (with a few exceptions). However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies. The Reserve Bank of India has also permitted authorized dealers to freely allow remittances by individuals up to US$ 75,000 subject to certain restrictions per financial year for any permissible current or capital account transactions or a combination of both, under the Liberalized Remittance Scheme.

Restrictions on Sale of the Equity Shares underlying ADSs and Repatriation of Sale Proceeds

ADSs issued by Indian companies to non-residents have free transferability outside India. Under current Indian regulations and practice, approval of the Reserve Bank of India is not required for the sale of equity shares underlying ADSs by a non-resident of India to a resident of India if the sale has been executed on a recognized stock exchange in India through a registered broker at the prevailing market price, subject to the relevant sectoral cap as prescribed by the Reserve Bank of India from time to time. Approval of the Reserve Bank of India is not required for a sale of shares of a company other than a company in the financial services sector (banks, non-bank finance companies and insurance companies) and certain other specified sectors, even if the transfer is other than on a recognized stock exchange in India or through a registered broker, as long as conditions prescribed in the Reserve Bank of India guidelines are complied with. The same applies to a renunciation of rights to a resident of India. Foreign institutional investors registered with the Securities and Exchange Board of India are eligible to purchase shares of an Indian company under the Portfolio Investment Scheme. However, such investment is subject to certain limits as prescribed by the Reserve Bank of India for investment through the Portfolio Investment Scheme from time to time. Approval of the Reserve Bank of India is not required for a sale of shares by foreign institutional investor to any person resident outside India under the Portfolio Investment Scheme prescribed by the Reserve Bank of India provided the sale is made on a recognized stock exchange and through a stock broker registered with the stock exchange or a merchant banker registered with Securities and Exchange Board of India.

If a sale of securities has taken place in terms of the Reserve Bank of India guidelines and other applicable regulations, as briefly described in the previous paragraph, then provided (i) the securities were held on repatriation basis, (ii) the shares were sold on a recognized stock exchange in India through a stock broker at the ruling market price as determined on the floor of the exchange and (iii) a no objection/tax clearance certificate from income tax authority had been obtained, the sale proceeds may be freely remitted. If a sale was made pursuant to specific approval of the Reserve Bank of India, then sale proceeds can be remitted as per the terms of such an approval. If the equity shares underlying ADSs are sold under the Portfolio Investment Scheme, then the sale proceeds may be remitted through an authorized dealer, without the approval of the Reserve Bank of India, provided that the equity shares are sold on a recognized stock exchange through a registered stock broker and a no objection/tax clearance certificate from the income-tax authority has been produced.

After the announcement of India’s budget for fiscal 2002, the Reserve Bank of India issued certain notifications for the liberalization of the capital account. Pursuant to the notifications, in contrast to prior regulations, limited two-way fungibility in ADS/GDR issues of Indian companies was introduced, subject to sectoral caps, wherever applicable. On April 17, 2014, a new edition of Consolidated Foreign Direct Investment Policy came into effect, to further liberalize capital account transactions.

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

On November 23, 2002, the government of India’s Ministry of Finance issued Operative Guidelines for Disinvestment of Shares by the Indian Companies in the Overseas Market through the Issue of ADSs. Under these guidelines, the shareholders may divest their holdings in the overseas market through the mechanism of a sponsored ADS issue by the Indian company. The holdings which may be divested are holdings in Indian companies which are listed either in India or on an overseas exchange. The divestment process is initiated when the Indian company whose shares are being offered for divestment in the overseas market sponsors an ADS issue against the block of existing shares offered by the shareholders under these guidelines. Such ADS issues against existing shares offered for divestment must also comply with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, if ADSs are cancelled and the underlying shares are to be registered with the company. Such divestment would result in foreign equity investment and would also need to conform to the foreign direct investment sectoral policy. All mandatory approvals including those under the Companies Act, 1956 or Companies Act, 2013 (as applicable) and the approval of the Foreign Investment Promotion Board for foreign equity induction through the offer of existing shares would have to be obtained.

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

Under the foreign investment rules, the following are the restrictions on foreign ownership applicable to us:

•
Foreign investors may own up to 74.0% (including by foreign institutional investors) of our equity share capital subject to conformity with guidelines issued by the Reserve Bank of India from time to time. The limit under the automatic route is 49.0% and does not require specific approval of the Foreign Investment Promotion Board. The limit under the approval route is beyond 49.0% and up to 74%. It includes investments by way of foreign direct investment, ADSs, Global Depositary Receipts and investment under the Portfolio Investment Scheme by foreign institutional investors and also non-resident Indians, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At all times, at least 26.0% of the paid-up equity capital would have to be held by residents, except in regard to a wholly owned subsidiary of a foreign bank. The Reserve Bank of India released its roadmap for foreign banks in India. The roadmap was divided into two phases. During the first phase, between March 2005 and March 2009, foreign banks were allowed to acquire a controlling stake in a phased manner only in private sector banks that are identified by the Reserve Bank of India for restructuring. The second phase was scheduled to commence in April 2009 after a review of the experience gained and after due consultation with all the stakeholders in the banking sector. For new and existing foreign banks, it was proposed to go beyond the existing commitment to the World Trade Organization of allowing an increase of 12 branches per year. A more liberal policy was to be followed for under-banked areas. However, in April 2009, in view of the deterioration in the global financial markets, the Reserve Bank of India decided to put on hold the second phase until greater clarity emerged on recovery as well as the reformed global regulatory and supervisory architecture. In January 2011, the Reserve Bank of India released a discussion paper on the Presence of Foreign Banks in India. On November 6, 2013, RBI released the framework for setting up of wholly owned subsidiaries by foreign banks in India.

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

•
Under the portfolio investment scheme, foreign institutional investors, subject to registration with the Securities and Exchange Board of India, may hold in aggregate up to 24.0% of paid-up equity capital, and this limit may be raised to the sectoral cap/statutory ceiling of 49.0%, subject to the approval of the board of directors followed by the general body of the company passing a special resolution to that effect, provided that no single foreign institutional investor may own more than 10.0% of total paid-up equity capital on behalf of itself or its sub-accounts. The shareholding of an individual non-resident Indian is restricted to 5.0% of our total paid-up equity capital both on repatriation and non-repatriation basis. This limit may be raised to 24.0% of the total paid-up capital both on repatriation and non-repatriation basis provided the banking company passes a special resolution at a general meeting of the shareholders of the company. Foreign institutional investors registered with the Securities and Exchange Board of India shall restrict the allocation of their total investment between equities and debt in the Indian capital market in a 70:30 ratio.

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

•
The Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of equity shares of a private sector bank, if such acquisition results in any person owning or controlling 5.0% or more of the paid-up capital of the bank, are also applicable to non-resident investors investing in our shares. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see “Supervision and Regulation— Ownership Restrictions”.

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

We obtained the approval of the Foreign Investment Promotion Board for our ADS offering in March 2000 and our sponsored ADS offering in March 2005, which were foreign direct investments. The investments through the portfolio investment scheme in the secondary market in India by foreign institutional investors, non-resident Indians and overseas corporate bodies and investments through the foreign direct investment scheme are distinct schemes that are available concurrently. As of June 30, 2014, foreign investors owned approximately 69.5% of our equity in total, of which 29.1% was through the ADS program.

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

ICICI Bank has paid dividends consistently every year from fiscal 1996, the second year of our operations. For fiscal 2010, we paid a dividend, excluding dividend tax, of Rs. 12.00 per equity share aggregating to Rs. 13.4 billion in June 2010. For fiscal 2011, we paid a dividend, excluding dividend tax, of Rs. 14.00 per equity share aggregating to Rs. 16.1 billion in June 2011. For fiscal 2012, we paid a dividend, excluding dividend tax, of Rs. 16.50 per equity share aggregating to Rs. 19.0 billion in June 2012. For fiscal 2013, we paid a dividend, excluding dividend tax, of Rs. 20.00 per equity share aggregating to Rs. 23.1 billion in June 2013. For fiscal 2014, we paid a dividend, excluding dividend tax, of Rs. 23.00 per equity share aggregating to Rs. 26.6 billion in July 2014.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
Dividend paid during the fiscal year	(Rs. in billions)
2010	11.00	12.3
2011	12.00	13.4
2012	14.00	16.1
2013	16.50	19.0
2014	20.00	23.1

Dividend income is tax-exempt in the hands of shareholders. However, the Companies are liable to pay dividend distribution tax on distributed profits. For fiscal 2014, we paid dividend distribution tax at the rate of 16.9950% (including surcharge and cess) on distributed profits.

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

TAXATION

Indian Tax

The following discussion of material Indian tax consequences to investors in ADSs and equity shares who are not resident in India, regardless of whether such investors are of Indian origin or not (each, a “non-resident investor”), is based on the provisions of the Indian Income-tax Act, 1961 (the “Income-tax Act”), including the special tax regime for ADSs contained in Section 115AC, which has been extended to cover additional ADSs that an investor may acquire in a merger or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences described herein may be amended or modified by future amendments to the Income-tax Act. This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Holders should, therefore, consult their own tax advisers regarding the tax consequences of such acquisition, ownership and sale, including the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the Section 115AC regime.

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

Taxation of Distributions

Dividends paid are not subject to tax in India in the hands of a recipient. However, we are required to pay tax at the rate of 16.995% (including the applicable surcharge and education cess) on the dividends distributed by us. Under Section 115-O(1A) of the Income-tax Act, dividends received by us on which our domestic subsidiaries have paid the dividend distribution tax under this Section or dividends received from our offshore subsidiaries on which we have paid tax under Section 115BBD of the Income-tax Act, are deducted from the dividends distributed by us for the purpose of determining the dividend distribution tax payable by us. Currently, dividend distribution tax is paid on the amount distributed to the shareholders however vide Finance bill 2014, it is proposed that with effect from October 1, 2014, dividend distribution tax will be levied on gross amount (including distribution tax) instead of net amount distributed resulting in increase in dividend distribution tax rate to 20.475% (including the applicable surcharge and education cess).

Taxation on Exchange of ADSs

The receipt of equity shares upon the surrender of ADSs by a non-resident investor will not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of ADSs or Equity Shares

Any transfer of ADSs outside India by a non-resident investor to another non-resident investor will not give rise to Indian capital gains tax in the hands of the transferor. Through Finance bill, 2014 it has been clarified that the income earned by Foreign Institutional Investors from portfolio investment will be considered as capital gains.

Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to liability for Indian income tax in the hands of the transferor and tax will be required to be withheld at source. Gains will either be taxable as capital gains or as business income, depending upon the nature of holding. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the depositary as specified below), the resulting long-term capital gains will be exempt from tax if the shares are traded on a recognized stock exchange and the securities transaction tax, described below, is paid on such sale. If the equity share has been held for 12 months or less, the resulting short-term capital gains, will be taxable for fiscal 2014 at a tax rate of 15% (plus the applicable education cess and secondary and higher education cess). This rate of tax is applicable provided the gains are treated as capital gains and provided the shares are sold on recognized Indian stock exchanges and are subject to securities transaction tax. In other cases, the rate of tax applicable under the provisions of the Income-tax Act varies, subject to a maximum rate of 40% (plus the applicable surcharges and education cess and secondary and higher education cess) for fiscal 2014. The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.

The above rate may be reduced under the provisions of the double taxation treaty entered into by the government of India with the country of residence of the nonresident investors. The double taxation treaty between the United States and India (the “Treaty”) does not provide U.S. residents with any relief from Indian tax on capital gains. The benefit of a double tax treaty may be available provided that a tax residency certificate along with Form 10F, is obtained by the taxpayer from the government of which the investor is a resident.

Further, if tax is deductible then investors are required to submit a valid Permanent Account Number, issued by the Indian Income Tax authorities, to the person responsible for deducting tax on capital gains or business income, otherwise tax will be deducted at the higher of (a) the rate specified in the relevant provisions of the Finance Act of 2014; (b) the rate or rates in force; or (c) 20%.

A sale/puchase of equity shares entered into on a recognized stock exchange in India, whether settled by actual delivery or transfer, will be subject to STT at the rate of 0.1% on the value of the transaction at the time of sale.

For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon the surrender of an ADS will be the price of the share prevailing on the Bombay Stock Exchange or the National Stock Exchange on the date on which the depositary advises the custodian of such event and not the acquisition cost of the ADS being surrendered. The holding period of an equity share received upon the surrender of an ADS will commence on the date of advice of such event by the depositary.

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

Goods and Services Tax

The constitutional amendment bill necessary for implementation of the Goods and Services Tax Act as well as the provisions of Goods and Services Tax Act are yet to be introduced.

General Anti Avoidance Rule (GAAR)

The Finance Act of 2012 introduced provisions for General Anti Avoidance of Tax (“GAAR”) which will be effective beginning on April 1, 2016. The specific details of the relevant guidelines are not known yet. The powers to invoke provisions under GAAR are bestowed upon the Indian Income Tax Authorities if they allege that the primary motive of a particular transaction or arrangement is to obtain a tax advantage. If provisions under GAAR are invoked by tax authorities, then a tax benefit or benefit under the tax treaty may be denied.

Direct Tax Code

The Direct Tax Code Bill (the “Bill”) was tabled in the Parliament in August 2010, and was referred to the Standing Committee on Finance (SCF) in September, 2010 for examination and report thereon. A large number of recommendations of the SCF along with other suggestions which were forwarded at the examination stage have been accepted by the Government. Amendments consistent with the policy laid down in the Direct Taxes Code Bill, 2010 were carried out in the Income-tax Act, 1961 and the Wealth-tax Act, 1957 through Finance Acts, 2011, 2012 and 2013. A new revised Direct Taxes Code incorporating all these amendments was drafted in 2013 and has been presented as a fresh Bill and placed on the website for a public discussion.

Tax Residency in India

Under the Bill, a person would be treated as resident in India if (a) such person’s stay in India during the fiscal year is 182 days or more or (b) such person’s stay in India is 365 days or more within the four years preceding the fiscal year and is for a period or periods aggregating 60 days or more in the fiscal year. In the case of a person who leaves India for the purpose of employment, or a citizen of India or a person of Indian origin living outside India with whom India has Double Taxation Avoidance Agreement visits India in the fiscal year, condition (b) as mentioned above shall not be applicable.

A foreign company would be treated as tax resident in India if its place of effective management, at any time in that year is in India. A company’s place of effective management means the place where key management and commercial decisions that are necessary for the conduct of the business of an entity as a whole are, in substance made. Every other person shall be treated as resident in India except where the place of control and management of its affairs is situated wholly outside India.

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

United States Federal Income Tax

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs or equity shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to a particular person’s decision to own ADSs or equity shares. This discussion applies only to a U.S. Holder that owns ADSs or equity shares as capital assets for U.S. federal income tax purposes.

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

If an entity that is classified as a partnership for U.S. federal income tax purposes owns ADSs or equity shares, the U.S. federal income tax treatment of a partner will generally depend on the status of the partner and the activities of the partnership. Partnerships owning ADSs or equity shares and partners in such partnerships should consult their tax advisers as to the particular U.S. federal income tax consequences of owning and disposing of ADSs or equity shares.

This discussion is based on the tax laws of the United States including the Internal Revenue Code of 1986, as amended, (referred to as the “Code”), proposed and final Treasury regulations, Revenue Rulings and judicial decisions, all as of the date hereof. These laws may change, possibly with retroactive effect.

A “U.S. Holder” is a holder who, for U.S. federal income tax purposes, is a beneficial owner of ADSs or equity shares and is:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, a U.S. Holder who owns ADSs will be treated as the owner of the underlying equity shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, no gain or loss will be recognized if a U.S. Holder exchanges ADSs for the underlying equity shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of depositary shares. These actions would also be inconsistent with the claiming of the reduced rates of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the creditability of Indian taxes and the availability of the reduced tax rates for dividends received by certain non-corporate U.S. Holders, each described below, could be affected by actions taken by such parties or intermediaries. This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

Please consult your tax adviser with regard to the application of U.S. federal income tax laws to ADSs or equity shares in your particular circumstances, including the passive foreign investment company (“PFIC”) rules described below, as well as any tax consequences arising under the laws of any state, local or other taxing jurisdiction.

This discussion assumes that we were not for the taxable year ended March 31, 2014, and will not become, a PFIC (as discussed below).

Taxation of Dividends

Distributions you receive on ADSs or equity shares, other than certain pro rata distributions of equity shares or rights to acquire equity shares to all holders of equity shares (including holders of ADSs), will generally constitute foreign-source dividend income for U.S. federal income tax purposes. The amount of the dividend you will be required to include in income will be based on the U.S. dollar value of the rupee, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by you (in the case of equity shares) regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. If you realize gain or loss on a sale or other disposition of rupees, it will constitute U.S. source ordinary income or loss. The amount of the dividend will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, the discussion above regarding concerns expressed by the U.S. Treasury and the PFIC discussion below, if you are a non-corporate U.S. Holder, dividends paid to you may be taxable at the favorable rates applicable to long-term capital gains. If you are a non-corporate U.S. Holder, you should consult your tax adviser to determine whether you are subject to any special rules that limit your ability to be taxed at these favorable rates.

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

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and capital gains) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by foreign active banks and insurance companies. Based upon certain proposed Treasury regulations, which were proposed to be effective for taxable years beginning after December 31, 1994, we do not believe we were a PFIC for our taxable year that ended March 31, 2014. Because there can be no assurance that the proposed regulations will be finalized in their current form and the manner of the application of the proposed regulations is not entirely clear, and because the composition of our income and assets will vary over time and our PFIC status for any taxable year will depend, in large part, on the extent to which our income and assets will be considered active under the exception for active banks, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

In addition, if we were a PFIC or, with respect to you, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the favorable dividend rates with respect to dividends paid to certain non-corporate U.S. Holders, described above under “—Taxation of Dividends”, would not apply.

If we are a PFIC for any taxable year during which you owned our ADSs or equity shares, you will generally be required to file IRS Form 8621 (or any successor form) with your annual U.S. federal income tax returns, subject to certain exceptions.

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

The data for fiscal 2010 through fiscal 2014 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies. In the case of foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective subsidiaries are followed.

The consolidated financial statements for fiscal 2010 were audited by B S R & Co. Chartered Accountants, and for fiscal 2011 through fiscal 2014 by S. R. Batliboi & Co. LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2010 through fiscal 2014 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the standards of the United States Public Company Accounting Oversight Board. Our financial statements as per Indian GAAP along with the reconciliation of net profit and stockholders’ equity to U.S. GAAP, including the notes to these financial statements, audited by KPMG are set forth at the end of this annual report.

Under U.S. GAAP, the consolidation of ICICI’s majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, because of substantive participative rights retained by the minority shareholders, is accounted for by the equity method. Under Indian GAAP, these insurance subsidiaries are fully consolidated.

Under Indian GAAP, we have not consolidated certain entities in which investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall”. Under Indian GAAP, investment in 3i Infotech Limited was not accounted as per equity method based on the severe long-term restrictions on 3i Infotech Limited under its debt restructuring arrangement that impair the ability of 3i Infotech Limited to transfer funds to its investors and the Group’s continued intention to reduce the stake in 3i Infotech Limited below 20% in the future. However, under U.S. GAAP, this entity has been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investments – Equity Method and Joint Ventures”.

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2014. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2014 was Rs. 60.00 per US$ 1.00.

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

Change in Control Provisions

Article 59 of the Articles of Association provides that the Board of Directors may at its discretion decline to register or acknowledge any transfer of shares in respect of shares upon which we have a lien or while any money in respect of the shares desired to be transferred on any of them remain unpaid. Moreover, the Board of Directors may refuse to register the transfer of any shares if the total nominal value of the shares or other securities intended to be transferred by any person would, together with the total nominal value of any shares held in ICICI Bank, exceed 1% of the paid-up equity share capital of ICICI Bank or if the Board of Directors is satisfied that as a result of such transfer, it would result in the change in the Board of Directors or change in the controlling interest of ICICI Bank and that such change would be prejudicial to the interests of ICICI Bank. However, under the Indian Companies Act, the enforceability of such transfer restrictions is unclear.

Recent Amendments to Memorandum and Articles of Association

The last amendment as effected to the Memorandum of Association is as follows:

Pursuant to a resolution passed by shareholders on June 8, 2007, section 5 of our Memorandum of Association was amended so that the authorized share capital of ICICI Bank was altered to Rs. 17,750,000,000 divided into 1,275,000,000 shares of Rs. 10 each, 15,000,000 shares of Rs. 100 each and 350 shares of Rs. 10 million each.

The last amendments as effected to the Articles of Association was approved by a special resolution passed by our shareholders at our annual general meeting held on June 30, 2014. The amendments are as follows:

Article 56(d) is amended to enhance the scope of the already existing guidelines to include the act of acquisition of shares or voting rights by a person acting in concert, relative and associate enterprise and the revised Article states that Acquisition of shares or voting rights therein, by a person  directly  or indirectly,  by himself or acting in concert with  any  other  person which  taken together  with shares  and  voting  rights,  if any, held  by him or his relative  or associate  enterprise or person  acting  in concert  with him, makes the applicant  to hold five per cent or more of the paid-up share capital of the Bank  or entitles  him to exercise  five per cent or more of the voting rights  in the Bank, should be effected by such person(s) after obtaining prior approval of Reserve Bank of India. The Article also contains the definitions of associate enterprise, relative, persons deemed to be acting in concert and joint venture.

Article 113(b) is amended to include the power given to the Reserve Bank of India to increase, in a phased manner, ceiling on voting rights on poll from ten per cent to twenty six per cent. The revised Article states that on a poll, the voting rights of Members shall be as provided in Section 47 of the Companies Act, 2013, but will be subject to the ceiling of ten per cent of the total voting rights or such other percentage as may be stipulated by Section 12(2) of the Banking Regulation Act or under any of the proviso or explanation to Section 12 of the Banking Regulation Act.

The Memorandum and Articles of Association reflecting the above revisions are attached as exhibits to this annual report.

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

2.3	Letter Agreement dated November 4, 2011 amending and supplementing the Deposit Agreement (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2012 filed on July 31, 2012).

2.4	ICICI Bank’s Specimen Certificate for Equity Shares.

4.1	ICICI Bank’s Employee Stock Option Plan, as amended (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2013 filed on July 31, 2013).

8.1	List of Subsidiaries (included under “Business—Subsidiaries, Associates and Joint Ventures” herein).

11.1	Code of Business Conduct and Ethics, as amended.

12.1	Certification of the Managing Director and Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.

13	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED

By:	/s/ Rakesh Jha
	Name:	Mr. Rakesh Jha
	Title:	Chief Financial Officer
Place: Mumbai
Date: July 25, 2014

ICICI Bank Limited and subsidiaries Consolidated Financial Statements For the year ended March 31, 2013 and March 31, 2014 together with Auditors’ Report

Report of Independent Registered Public Accounting Firm – Consolidated Financial Statements

The Board of Directors and Stockholders
ICICI Bank Limited

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries (the “Company”) as of March 31, 2014 and 2013, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2014. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2014 and 2013, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2014, in conformity with generally accepted accounting principles in India.

Accounting principles generally accepted in India vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 20 of Schedule 18B to the consolidated financial statements.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 25, 2014 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Mumbai, India
April 25, 2014, except as to additional notes in Schedule 18B
As to which the date is July 25, 2014

Report of Independent Registered Public Accounting Firm – Internal Controls over Financial Reporting

The Board of Directors and Stockholders
ICICI Bank Limited

We have audited ICICI Bank Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting in the accompanying Form 20-F for the year ended March 31, 2014. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2014, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2014 and 2013, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2014, and our report dated April 25, 2014, except as to additional notes in Schedule 18B as to which the date is July 25, 2014, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Mumbai, India
July 25, 2014

ICICI Bank Limited and subsidiaries

Consolidated balance sheet
(Rs. in thousands)

		At
	Schedule	March 31, 2014	March 31, 2013

CAPITAL AND LIABILITIES

Capital	1	11,550,446	11,536,362
Employees stock options outstanding		65,744	44,835
Reserves and surplus	2	752,682,333	676,042,933
Minority interest	2A	20,107,641	17,057,595
Deposits	3	3,595,126,823	3,147,705,357
Borrowings	4	1,835,420,690	1,728,882,194
Liabilities on policies in force		749,265,060	689,105,371
Other liabilities and provisions	5	511,038,033	477,842,496

TOTAL CAPITAL AND LIABILITIES		7,475,256,770	6,748,217,143

ASSETS

Cash and balances with Reserve Bank of India	6	220,969,309	193,062,020
Balances with banks and money at call and short notice	7	261,612,955	300,646,550
Investments	8	2,676,094,407	2,556,666,786
Advances	9	3,873,417,806	3,299,741,265
Fixed assets	10	55,068,300	54,734,587
Other assets	11	388,093,993	343,365,935

TOTAL ASSETS		7,475,256,770	6,748,217,143

Contingent liabilities	12	9,141,257,961	9,139,712,204
Bills for collection		136,798,982	124,534,781
Significant accounting policies and notes to accounts	17 & 18

The Schedules referred to above form an integral part of the Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss account
                       (Rs. in thousands)

		Year ended

	Schedule	March 31, 2014	March 31, 2013	March 31, 2012

I. INCOME
Interest earned	13	494,792,476	448,845,894	379,948,587
Other income	14	300,846,072	293,198,074	286,634,177

TOTAL INCOME		795,638,548	742,043,968	666,582,764

II. EXPENDITURE
Interest expended	15	297,106,119	282,854,093	250,132,455
Operating expenses	16	306,663,585	302,070,495	295,520,458
Provisions and contingencies (refer note 18.7)		75,097,674	55,820,531	41,553,508

TOTAL EXPENDITURE		678,867,378	640,745,119	587,206,421

III. PROFIT/(LOSS)
Net profit for the year		116,771,170	101,298,849	79,376,343
Less: Minority interest		6,357,506	5,262,724	2,946,988
Net profit after minority interest		110,413,664	96,036,125	76,429,355
Profit/(loss) brought forward		103,294,625	68,048,685	40,077,613

TOTAL PROFIT/(LOSS)		213,708,289	164,084,810	116,506,968

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		24,530,000	20,820,000	16,170,000
Transfer to Reserve Fund		46,146	27,775	10,665
Transfer to Capital Reserve		760,000	330,000	380,000
Transfer to/(from) Investment Reserve Account		1,270,000	--	--
Transfer to Special Reserve		9,446,000	8,041,000	7,020,000
Transfer to Revenue and other reserves		1,992,076	4,556,213	1,877,920
Dividend (including corporate dividend tax) for the previous year paid during the year		(539,685)	2,491	4,284
Proposed equity share dividend		26,562,812	23,072,271	19,020,400
Proposed preference share dividend		35	35	35
Corporate dividend tax		4,165,357	3,940,400	3,257,185
Balance carried over to balance sheet		145,475,548	103,294,625	68,766,479

TOTAL		213,708,289	164,084,810	116,506,968

Significant accounting policies and notes to accounts	17 & 18

Earnings per share (refer note 18.1)
Basic (Rs.)		95.65	83.29	66.33
Diluted (Rs.)		95.14	82.84	66.06
Face value per share (Rs.)		10.00	10.00	10.00

The Schedules referred to above form an integral part of the Profit and Loss Account.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement
 (Rs. in thousands)

Particulars		Year ended
		March 31, 2014	March 31, 2013	March 31, 2012

Cash flow from operating activities

Profit before taxes		156,508,688	130,904,932	103,919,499

Adjustments for:
Depreciation and amortization		8,418,401	7,309,535	7,546,097
Net (appreciation)/depreciation on investments		(704,719)	4,964,954	7,773,019
Provision in respect of non-performing and other assets		24,818,320	15,513,824	10,510,044
Prudential provision on standard assets		1,591,953	1,349,872	279,057
Provision for contingencies & others		963,597	2,370,283	2,100,543
(Profit)/loss on sale of fixed assets		(1,352,001)	(339,276)	37,180
Employee stock option grants		120,371	98,647	93,240

	(i)	190,364,610	162,172,771	132,258,679

Adjustments for:
(Increase)/decrease in investments		49,187,517	53,888,779	(126,076,483)
(Increase)/decrease in advances		(573,005,899)	(394,857,560)	(335,829,069)
Increase/(decrease) in deposits		447,421,466	328,200,621	228,444,687
(Increase)/decrease in other assets		(58,988,442)	19,276,308	(24,703,198)
Increase/(decrease) in other liabilities and provisions		58,968,410	43,960,881	83,850,256

	(ii)	(76,416,948)	50,469,029	(174,313,807)

Refund/(payment) of direct taxes	(iii)	(46,299,744)	(37,702,018)	(26,082,984)

Net cash flow from/(used in) operating activities((i)+(ii)+(iii) (A)		67,647,918	174,939,782	(68,138,112)

Cash flow from investing activities
Purchase of fixed assets		(8,373,656)	(6,249,292)	(6,054,398)
Proceeds from sale of fixed assets		2,051,182	700,038	180,758
(Purchase)/sale of held to maturity securities		(160,353,177)	(185,928,901)	(206,755,330)

Net cash used in investing activities	(B)	(166,675,651)	(191,478,155)	(212,628,970)

Cash flow from financing activities
Proceeds from issue of share capital (including ESOPs)		761,818	447,515	591,128
Net proceeds/(repayment) of borrowings		105,001,542	114,579,019	312,815,320
Dividend and dividend tax paid		(27,040,480)	(22,194,629)	(19,013,434)

Net cash generated from financing activities	(C)	78,722,880	92,831,905	294,393,014

Effect of exchange fluctuation on translation reserve	(D)	9,178,547	5,852,155	4,084,332

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement (Continued)
(Rs. in thousands)

Particulars	Year ended
	March 31, 2014	March 31, 2013	March 31, 2012

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)	(11,126,306)	82,145,687	17,710,264

Cash and cash equivalents as the beginning of the year	493,708,570	411,562,883	393,852,619
Cash and cash equivalents as at the end of the year	482,582,264	493,708,570	411,562,883

Significant accounting policies and notes to accounts (refer Schedule 17 & 18).
Refer item no. 12 in Schedule 17 Significant accounting policies.

The Schedules referred to above form an integral part of the Balance Sheet.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet

SCHEDULE 1 - CAPITAL
                                                                                                                           (Rs. in thousands)
	At
	March 31, 2014	March 31, 2013

Authorized capital
1,275,000,000 equity shares of Rs. 10 each (March 31, 2013: 1,275,000,000 equity shares of Rs. 10 each)	12,750,000	12,750,000
15,000,000 shares of Rs. 100 each (March 31, 2013: 15,000,000 shares of Rs. 100 each)1	1,500,000	1,500,000
350 preference shares of Rs. 10 million each (March 31, 2013: 350 preference shares of Rs. 10 million each)2	3,500,000	3,500,000

Equity share capital Issued, subscribed and paid-up capital
1,153,581,715 equity shares of Rs. 10 each (March 31, 2013: 1,152,714,442 equity shares )	11,535,817	11,527,144
Add: 1,405,540 equity shares of Rs. 10 each fully paid up (March 31, 2013: 867,273 equity shares) issued pursuant to exercise of employee stock options	14,055	8,673
Less: 154,486 equity shares of Rs. 10 each forfeited (March 31, 2013: Nil)	1,545	--
	11,548,327	11,535,817

Less:Calls unpaid	--	(225)
Add:266,089 equity shares of Rs. 10 each forfeited (March 31, 2013: 111,603 equity shares)	2,119	770

TOTAL CAPITAL	11,550,446	11,536,362

1.
These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that  behalf.

2.	Pursuant to RBI circular the issued and paid–up preference shares are grouped under Schedule 4-“Borrowings”.

ICICI Bank Limited and subsidiaries
Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS

(Rs. in thousands)
	At
	March 31, 2014	March 31, 2013

I. Statutory reserve
Opening balance	110,736,519	89,916,519
Additions during the year	24,530,000	20,820,000
Deductions during the year	--	--

Closing balance	135,266,519	110,736,519

II. Special reserve
Opening balance	48,612,700	40,571,700
Additions during the year	9,446,000	8,041,000
Deductions during the year	--	--

Closing balance	58,058,700	48,612,700

III. Securities premium
Opening balance	314,492,354	313,975,852
Additions during the year1	1,045,396	516,502
Deductions during the year	--	--

Closing balance	315,537,750	314,492,354

IV. Investment reserve account
Opening balance	--	--
Additions during the year	1,270,000	--
Deductions during the year	--	--

Closing balance	1,270,000	--

V. Unrealized investment reserve2
Opening balance	36,240	85,451
Additions during the year	86,956	12,400
Deductions during the year	89,096	61,611

Closing balance	34,100	36,240

VI. Capital reserve
Opening balance	22,417,857	22,087,857
Additions during the year3	760,000	330,000
Deductions during the year	1,466	--

Closing balance4	23,176,391	22,417,857

VII. Foreign currency translation reserve
Opening balance	16,254,689	10,402,534
Additions during the year	11,400,999	5,852,155
Deductions during the year5	2,222,453	--

Closing balance	25,433,235	16,254,689

(Rs. in thousands)
	At
VIII. Reserve fund	March 31, 2014	March 31, 2013
Opening balance	49,719	21,944
Additions during the year6	46,146	27,775
Deductions during the year	--	--

Closing balance	95,865	49,719

IX. Revenue and other reserves
Opening balance	60,148,230	56,102,881
Additions during the year	2,705,653	6,166,874
Deductions during the year7	14,519,658	2,121,525

Closing balance8,9	48,334,225	60,148,230

X. Balance in profit and loss account	145,475,548	103,294,625

TOTAL RESERVES AND SURPLUS	752,682,333	676,042,933

1.	Includes Rs. 731.7 million (March 31, 2013: Rs. 435.1 million) on exercise of employee stock options.
2.	Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.
3.
Includes appropriations made by the Bank  for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.

4.	Includes capital reserve on consolidation amounting to Rs. 80.7 million (March 31, 2013: Rs. 82.2 million).
5.	Represents exchange profit on repatriation of retained earnings from overseas branches.
6.	Includes appropriations made to Reserve Fund and Investment Fund Account in accordance with regulations applicable to Sri Lanka branch.
7.	Includes amount utilized for creation of deferred tax liability of ICICI Bank on balance in Special Reserve at March 31, 2013 in accordance with RBI circular dated December 20,2013.
8.	Includes unrealised profit/(loss), net of tax, of Rs. (550.6) million (March 31, 2013: Rs. (882.9) million) pertaining to the investments in the available for sale category of ICICI Bank UK PLC.
9.	Includes restricted reserve of Rs. 1,489.7 million (March 31, 2013: Rs. 2,453.0 million) primarily relating to lapsed contracts of the life insurance subsidiary.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2A - MINORITY INTEREST
                                                                                                            (Rs. in thousands)
	At
	March 31, 2014	March 31, 2013

Opening minority interest	17,057,595	14,277,247
Increase/(decrease) during the year	3,050,046	2,780,348
CLOSING MINORITY INTEREST	20,107,641	17,057,595

SCHEDULE 3 - DEPOSITS
(Rs. in thousands)
	At
	March 31, 2014	March 31, 2013

A. I. Demand deposits
i) From banks	25,111,999	20,192,733
ii) From others	418,534,442	359,512,610
II. Savings bank deposits	1,078,310,338	921,659,854
III. Term deposits
i) From banks	102,299,809	117,888,455
ii) From others	1,970,870,235	1,728,451,705

TOTAL DEPOSITS	3,595,126,823	3,147,705,357

B. I. Deposits of branches in India	3,154,088,437	2,743,209,597
II. Deposits of branches/subsidiaries outside India	441,038,386	404,495,760

TOTAL DEPOSITS	3,595,126,823	3,147,705,357

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 4 - BORROWINGS

(Rs. in thousands)

		At
		March 31, 2014	March 31, 2013

I.	Borrowings In India
	i) Reserve Bank of India	111,388,500	171,688,500
	ii) Other banks	29,736,455	55,276,764
	iii) Other institutions and agencies
	a) Government of India	--	--
	b) Financial institutions	113,976,226	96,037,351
	iv) Borrowings in the form of
	a) Deposits	3,382,761	3,815,378
	b) Commercial paper	10,324,543	6,093,554
	c) Bonds and debentures (excluding subordinated debt)	37,217,701	39,645,665
	v) Application money-bonds	--	--
	vi) Capital instruments
	a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier 1 capital)	13,010,000	13,010,000
	b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier 2 capital)	98,166,998	98,174,210
	c) Redeemable Non-Cumulative Preference Shares (RNCPS) (350 RNCPS of Rs. 10 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation, redeemable at par on April 20, 2018)	3,500,000	3,500,000
	d) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	222,079,732	223,261,041

	TOTAL BORROWINGS IN INDIA	642,782,916	710,502,463

II.	Borrowings outside India
	i) Capital instruments
	a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier 1 capital)	20,336,164	18,413,008
	b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier 2 capital)	58,918,180	53,348,947
	c) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	8,939,380	12,224,275
	ii) Bonds and notes	394,138,872	315,107,768
	iii) Other borrowings1	710,305,178	619,285,733

	TOTAL BORROWINGS OUTSIDE INDIA	1,192,637,774	1,018,379,731

TOTAL BORROWINGS		1,835,420,690	1,728,882,194

1.	Includes borrowings guaranteed by Government of India for the equivalent of Rs. 16,353.2 million (March 31, 2013: Rs. 15,815.0 million).
2.
Secured borrowings in I and II above amount to Rs.115,542.2 million (March 31, 2013: Rs. 106,283.5 million) except borrowings under Collateralised Borrowing and Lending Obligation, market repurchase transactions with banks and financial institutions and transactions under Liquidity Adjustment Facility.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS
(Rs. in thousands)
		At
		March 31, 2014	March 31, 2013

I.	Bills payable	52,159,029	43,210,852
II.	Inter-office adjustments (net)	--	1,347,187
III	Interest accrued	41,744,784	32,556,410
IV	Sundry creditors	150,222,220	164,667,776
V.	Provision for standard assets	21,443,762	19,095,238
VI	Others1	245,468,238	216,965,033

	TOTAL OTHER LIABILITIES AND PROVISIONS	511,038,033	477,842,496

1.  Includes:
a) Proposed dividend amounting to Rs. 26,562.8 million (March 31, 2013: Rs. 23,072.3 million).
b) Corporate dividend tax payable amounting to Rs. 3,057.0 million (March 31, 2013: Rs. 3,308.7 million).

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA
  (Rs. in thousands)
	At
	March 31, 2014	March 31, 2013
I.Cash in hand (including foreign currency notes)	54,574,229	49,292,687
II.Balances with Reserve Bank of India in current accounts	166,395,080	143,769,333

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	220,969,309	193,062,020

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE
(Rs. in thousands)
	At
	March 31, 2014	March 31, 2013
I. In India
i) Balances with banks
a) in current accounts	5,042,179	4,294,956
b) in other deposit accounts	17,778,091	63,975,193
ii) Money at call and short notice
a) with banks	4,793,200	53,000,000
b) with other institutions	4,668,011	1,944,203

TOTAL	32,281,481	123,214,352

II. Outside India
i) in current accounts	92,533,334	55,358,220
ii) in other deposit accounts	44,572,426	87,295,053
iii) Money at call and short notice	92,225,714	34,778,925

TOTAL	229,331,474	177,432,198

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	261,612,955	300,646,550

SCHEDULE 8 - INVESTMENTS

  (Rs. in thousands)
	At
	March 31, 2014	March 31, 2013

I. Investments in India (net of provisions)
i) Government securities	1,147,471,623	1,097,604,436
ii) Other approved securities	--	--
iii) Shares (includes equity and preference shares) 1	55,717,884	51,197,259
iv) Debentures and bonds	226,406,803	264,433,133
v) Assets held to cover linked liabilities of life insurance business	603,104,321	575,208,274
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits, Rural Infrastructure Development Fund deposits and other related investments)	573,456,669	472,423,718

TOTAL INVESTMENTS IN INDIA	2,606,157,300	2,460,866,820

II. Investments outside India (net of provisions)
i) Government securities	42,362,035	48,086,185
ii) Others (equity shares, bonds and certificate of deposits)	27,575,072	47,713,781

TOTAL INVESTMENTS OUTSIDE INDIA	69,937,107	95,799,966

TOTAL INVESTMENTS	2,676,094,407	2,556,666,786

III. Investments in India
Gross value of investments2	2,621,061,870	2,485,525,836
Less: Aggregate of provision/depreciation/(appreciation)	14,904,570	24,659,016

Net investments	2,606,157,300	2,460,866,820

IV. Investments outside India
Gross value of investments	70,663,959	95,528,312
Less: Aggregate of provision/depreciation/(appreciation)	726,852	(271,654)

Net investments	69,937,107	95,799,966

TOTAL INVESTMENTS	2,676,094,407	2,556,666,786

1.	Includes acquisition cost of investment in associates amounting to Rs 1,443.5 million (March 31, 2013: Rs. 1,443.5 million).

2.	Includes net appreciation amounting to Rs. 68,366.6 million (March 31, 2013: Rs. 39,321.6 million) on investments held to cover linked liabilities of life insurance business.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 9 - ADVANCES (net of provisions)
(Rs. in thousands)
	At
	March 31, 2014	March 31, 2013

A. i) Bills purchased and discounted	93,042,405	69,689,970
ii) Cash credits, overdrafts and loans repayable on demand	556,270,075	455,660,112
iii) Term loans	3,224,105,326	2,774,391,183

TOTAL ADVANCES	3,873,417,806	3,299,741,265

B. i) Secured by tangible assets (includes advances against book debts)	3,215,667,074	2,777,704,336
ii) Covered by bank/government guarantees	41,650,261	22,221,201
iii) Unsecured	616,100,471	499,815,728

TOTAL ADVANCES	3,873,417,806	3,299,741,265

C. I. Advances in India
i) Priority sector	645,514,532	593,479,333
ii) Public sector	27,754,783	13,438,496
iii) Banks	287,641	187,857
iv) Others	1,872,438,122	1,613,882,876

TOTAL ADVANCES IN INDIA	2,545,995,078	2,220,988,562

II. Advances outside India
i) Due from banks	10,859,099	17,492,429
ii) Due from others
a) Bills purchased and discounted	37,002,621	21,068,811
b) Syndicated and term loans	974,022,428	885,757,203
c) Others	305,538,580	154,434,260

TOTAL ADVANCES OUTSIDE INDIA	1,327,422,728	1,078,752,703

TOTAL ADVANCES	3,873,417,806	3,299,741,265

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 10 - FIXED ASSETS
(Rs. in thousands)
	At
	March 31, 2014	March 31, 2013

I. Premises
At cost at March 31 of preceding year	47,180,039	46,967,168
Additions during the year	1,697,914	1,710,528
Deductions during the year	(948,519)	(1,497,657)
Depreciation to date1	(11,149,408)	(9,896,489)

Net block2	36,780,026	37,283,550

II. Other fixed assets (including furniture and fixtures)
At cost at March 31 of preceding year	47,651,424	45,135,661
Additions during the year	6,357,365	5,449,314
Deductions during the year	(3,207,297)	(2,933,551)
Depreciation to date3	(34,846,830)	(32,548,701)

Net block	15,954,662	15,102,723

III. Assets given on Lease
At cost at March 31 of preceding year	17,509,544	17,509,544
Additions during the year	--	--
Deductions during the year	(210,000)	--
Depreciation to date, accumulated lease adjustment and provisions4	(14,965,932)	(15,161,230)

Net block	2,333,612	2,348,314

TOTAL FIXED ASSETS	55,068,300	54,734,587

1.	Includes depreciation charge amounting to Rs. 1,607.5 million (March 31, 2013: Rs. 1,638.8 million).
2.	Includes assets of Rs. 12.7 million of the Bank (March 31, 2013: Nil) which are held for sale.
3.	Includes depreciation charge amounting to Rs. 5,268.2 million (March 31, 2013: Rs. 4,590.9 million).
4.	Includes depreciation charge/lease adjustment amounting to Rs. 317.0 million (March 31, 2013: Rs. 328.2 million).

SCHEDULE 11 – OTHER ASSETS

                                                                                                            (Rs. in thousands)
		At
		March 31, 2014	March 31, 2013

I.	Inter-office adjustments (net)	1,816,918	--
II.	Interest accrued	58,486,747	55,093,457
III.	Tax paid in advance/tax deducted at source (net)	45,492,908	41,873,082
IV.	Stationery and stamps	2,995	10,045
V.	Non-banking assets acquired in satisfaction of claims1	850,871	576,833
VI.	Advance for capital assets	1,189,102	1,358,102
VII.	Deposits	13,352,863	12,256,273
VIII.	Deferred tax asset (net)2	9,297,824	26,805,959
IX.	Others3	257,603,765	205,392,184

	TOTAL OTHER ASSETS	388,093,993	343,365,935

1.	Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.
2.
At March 31, 2014, net of deferred tax liabilities amounting to Rs. 14,192.3 million created on balance in Special Reserve at March 31, 2013 and Rs. 3,042.6 million on amount transferred to Special Reserve for the year ended March 31, 2014 in accordance with the RBI circular dated December 20, 2013.

3.	Includes goodwill on consolidation amounting to Rs. 1,432.3 million (March 31, 2013: Rs. 1,432.3 million).

SCHEDULE 12 - CONTINGENT LIABILITIES
   (Rs. in thousands)
		At
		March 31, 2014	March 31, 2013

I.	Claims against the Group not acknowledged as debts	47,940,741	53,721,418
II.	Liability for partly paid investments	65,787	128,050
III.	Liability on account of outstanding forward exchange contracts1	2,856,365,473	2,984,263,552
IV.	Guarantees given on behalf of constituents
	a) In India	759,742,814	718,450,966
	b) Outside India	274,562,600	235,173,947
V.	Acceptances, endorsements and other obligations	506,296,301	623,110,066
VI.	Currency swaps1	615,713,817	563,086,874
VII.	Interest rate swaps, currency options and interest rate futures1	4,040,069,738	3,924,345,424
VIII.	Other items for which the Group is contingently liable	40,500,690	37,431,907

	TOTAL CONTINGENT LIABILITES	9,141,257,961	9,139,712,204

1.	Represents notional amount.

SCHEDULE 13 - INTEREST EARNED

(Rs. in thousands)
			Year ended
		March 31, 2014	March 31, 2013	March 31, 2012
I.	Interest/discount on advances/bills	337,208,794	295,624,597	246,201,222
II.	Income on investments	142,448,360	133,188,599	113,762,938
III.	Interest on balances with Reserve Bank of India and other inter-bank funds	4,276,997	7,566,271	7,005,946
IV.	Others 1,2	10,858,325	12,466,427	12,978,481

	TOTAL INTEREST EARNED	494,792,476	448,845,894	379,948,587

1.	Includes interest on income tax refunds amounting to Rs. 1,991.6 million (March 31, 2013: Rs. 2,704.0 million, March 31, 2012: Rs. 846.4 million).
2.	Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 14 - OTHER INCOME
 (Rs. in thousands)
		Year ended

		March 31, 2014	March 31, 2013	March 31, 2012

I.	Commission, exchange and brokerage	73,240,952	62,767,457	63,154,629
II.	Profit/(loss) on sale of investments (net)	7,534,232	10,291,501	6,510,262
III.	Profit/(loss) on revaluation of investments (net)	3,637,251	(1,148,007)	(3,776,816)
IV.	Profit/(loss) on sale of land, buildings and other assets (net)1	1,352,001	339,276	(37,180)
V.	Profit/(loss) on exchange transactions (net)2	20,206,580	14,850,316	14,174,661
VI.	Premium and other operating income from insurance business	193,319,150	203,944,026	204,877,907
VII.	Miscellaneous income (including lease income)3	1,555,906	2,153,505	1,730,714

TOTAL OTHER INCOME		300,846,072	293,198,074	286,634,177

1.	Includes profit/(loss) on sale of assets given on lease.
2.	Includes profit on repatriation of retained earnings from overseas branches.
3.	Includes share of profit/(loss) from associates of Rs. 43.1 million (March 31, 2013: Rs. 65.4 million).

SCHEDULE 15 - INTEREST EXPENDED

(Rs. in thousands)
		Year ended

		March 31, 2014	March 31, 2013	March 31, 2012

I.	Interest on deposits	184,190,198	175,836,375	152,730,907
II.	Interest on Reserve Bank of India/inter-bank borrowings	25,068,313	23,598,608	19,575,112
III.	Others (including interest on borrowings of erstwhile ICICI Limited)	87,847,608	83,419,110	77,826,436

TOTAL INTEREST EXPENDED		297,106,119	282,854,093	250,132,455

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 16 - OPERATING EXPENSES

(Rs. in thousands)

		Year ended

		March 31, 2014	March 31, 2013	March 31, 2012

I.	Payments to and provisions for employees	59,687,936	56,290,867	51,012,713
II.	Rent, taxes and lighting	11,038,531	9,975,234	9,413,874
III.	Printing and stationery	1,778,796	1,505,995	1,407,335
IV.	Advertisement and publicity	5,874,819	5,544,774	4,264,149
V.	Depreciation on property	6,875,673	5,926,565	6,291,795
VI.	Depreciation (including lease equalization) on leased assets	316,981	328,220	422,579
VII.	Directors' fees, allowances and expenses	48,938	41,630	36,126
VIII.	Auditors' fees and expenses	210,218	187,266	159,975
IX.	Law charges	1,229,598	1,222,079	842,420
X.	Postages, courier, telephones, etc	3,690,741	3,211,547	2,881,332
XI.	Repairs and maintenance	8,540,177	7,756,885	6,705,334
XII.	Insurance	2,740,339	2,080,482	2,131,595
XIII.	Direct marketing agency expenses	6,755,921	3,992,592	2,573,896
XIV.	Claims and benefits paid pertaining to insurance business	44,708,877	43,170,439	39,449,052
XV.	Other expenses pertaining to insurance business1	117,657,935	130,346,902	139,805,254
XVI.	Other expenditure	35,508,105	30,489,018	28,123,029

TOTAL OPERATING EXPENSES		306,663,585	302,070,495	295,520,458

1. Includes commission expenses and reserves for actuarial liabilities ( including the investible portion of the premium on the unit-linked policies).

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

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, over the composition of board of directors/governing body, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity. All significant inter-company accounts and transactions are eliminated on consolidation.

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

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Bank Eurasia Limited Liability Company	Russia	Subsidiary	Banking	100.00%
4.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	100.00%
5.	ICICI Securities Holdings Inc.	USA	Subsidiary	Holding company	100.00%
6.	ICICI Securities Inc.	USA	Subsidiary	Securities broking	100.00%
7.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
8.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
9.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
10.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
11.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
12.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
13.	ICICI Prudential Pension Funds Management Company Limited1	India	Subsidiary	Pension fund management	100.00%
14.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	73.84%
15.	ICICI Lombard General Insurance Company Limited	India	Subsidiary	General insurance	73.22%
16.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management company	51.00%
17.	ICICI Prudential Trust Limited	India	Subsidiary	Trustee company	50.80%
18.	ICICI Equity Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
19.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
20.	ICICI Kinfra Limited	India	Consolidated as per AS 21	Infrastructure development consultancy	76.00%
21.	I-Ven Biotech Limited	India	Consolidated as per AS 21	Investment in research and development of biotechnology	100.00%
22.	FINO PayTech Limited2	India	Associate	Support services for financial inclusion	27.11%
23.	I-Process Services (India) Private Limited2	India	Associate	Services related to back end operations	19.00%

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
24.	NIIT Institute of Finance Banking and Insurance Training Limited2	India	Associate	Education and training in banking and finance	18.79%
25.	ICICI Merchant Services Private Limited2	India	Associate	Merchant servicing	19.00%
26.	Mewar Aanchalik Gramin Bank2	India	Associate	Banking	35.00%
27.	India Infradebt Limited2	India	Associate	Infrastructure finance	31.00%

1.	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.
2.	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.
3.
During the three months ended September 30, 2013, TCW/ICICI Investment Partners Limited ceased to be a Jointly controlled entity and accordingly, has not been accounted as per the proportionate consolidation method as per AS 27.

4.	During the three months ended December 31, 2013, ICICI Venture Value Fund ceased to be a consolidating entity and accordingly, has not been consolidated.
5.
During the three months ended March 31, 2014, ICICI Eco-net Internet and Technology Fund, ICICI Emerging Sectors Fund and Rainbow Fund ceased to be a consolidating entity and accordingly, have not been consolidated.

The financial statements of Comm Trade Services Limited have not been consolidated under AS 21, since the investment is temporary in nature. Investment in 3i Infotech Limited (3i Infotech) in which the Group holds 26.70% equity shares has not been accounted as per equity method under AS 23 at March 31, 2014 based on the severe long-term restrictions on 3i Infotech under restructuring arrangement that impair the ability of 3i Infotech to transfer funds to its investors and the Group’s continued intention to reduce the stake in 3i Infotech below 20.00% in the future.

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

•
For integral foreign operations, at daily closing rates with the resultant gain or loss accounted for in the profit and loss account. An integral foreign operation is a subsidiary, associate, joint venture or branch of the reporting enterprise, the activities of which are based or conducted in a country other than the country of the reporting enterprise but are an integral part of the reporting enterprise.

•	For non-integral foreign operations, at the quarterly average closing rates with the resultant gains or losses accounted for as foreign currency translation reserve.

Monetary foreign currency assets and liabilities of domestic and integral foreign operations are translated at closing exchange rates notified by Foreign Exchange Dealers’ Association of India (FEDAI) relevant to the balance sheet date and the resulting gains/losses are included in the profit and loss account.

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at closing exchange rates notified by FEDAI relevant to the balance sheet date and the resulting gains/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. On the disposal/partial disposal of a non-integral foreign operation, the cumulative/proportionate amount of the exchange differences which has been accumulated in the foreign currency translation reserve  and which relates to that operation are recognised as income or expenses in the same period in which the gain or loss on disposal is recognised.

The premium or discount arising on inception of forward exchange contracts in domestic operations that are entered to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued, based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currency are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

2.	Revenue recognition

•
Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines.

•
Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Finance leases entered into prior to April 1, 2001 have been accounted for as per the Guidance Note on Accounting for Leases issued by ICAI. The finance leases entered post April 1, 2001 have been accounted for as per Accounting Standard 19 - Leases.

•	Income on discounted instruments is recognised over the tenure of the instrument.

•	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

•	Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

•	Project appraisal/structuring fee is accounted for on the completion of the agreed service.

•	Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.

•	Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.

•	Fund management and portfolio management fees are recognised on an accrual basis.

•	All other fees are accounted for as and when they become due.

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

•
Life insurance premium is recognised as income when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders’ are considered as single premium and recognised as income when the associated units are created. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

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

•
In the case of general insurance business, insurance premium on ceding of the risk is recognised in the period in which the risk commences. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to re-insurance premium arising on cancellation of policies is recognised in the period in which they are cancelled. In case of life insurance business, reinsurance premium ceded is accounted in accordance with the terms and conditions of the relevant treaties with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

•
In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses and maintenance costs exceed the reserve for unexpired risks and is computed at a company level. The expected claim cost is calculated and duly certified by the Appointed Actuary.

3.	Stock based compensation

The following entities within the group have granted stock options to their employees:

•	ICICI Bank Limited
•	ICICI Prudential Life Insurance Company Limited
•	ICICI Lombard General Insurance Company Limited

The Employees Stock Option Scheme (the Scheme) of the Bank provides for grant of options on the Bank’s equity shares to wholetime directors and employees of the Bank and its subsidiaries. The Scheme provides that employees are granted an option to subscribe to equity shares of the Bank that vest in a graded manner. The options may be exercised within a specified period. ICICI Prudential Life

Insurance Company and ICICI Lombard General Insurance Company have also formulated similar stock option schemes for their employees for grant of equity shares of their respective companies.

The Group, except the banking subsidiaries, follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the Board of Directors meeting in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered. In the case of ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the fair value of the shares is determined based on an external valuation report. The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada account for the cost of the options granted to employees by ICICI Bank using the fair value method based on binomial tree model.

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

Deferred tax assets are recognised and re-assessed at each reporting date, based upon the management’s judgement as to whether their realisation is considered as reasonably certain. However, in case of domestic companies, where there is unabsorbed depreciation or carried forward loss under taxation laws, deferred tax assets are recognised only if there is virtual certainty of realisation of such assets.

In the consolidated financial statements, deferred tax assets and liabilities are computed at an individual entity level and aggregated for consolidated reporting.

5.	Claims and benefits paid

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognised on the date of intimation based on management estimates or on estimates from surveyors/insured in the respective revenue account. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realisation. Estimated liability for outstanding claim is determined by the entity on the basis of ultimate amounts likely to be paid on each claim based on the past experience/ actuarial valuation. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims IBNER. Estimated liability for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the Appointed Actuary of the entity.

         In the case of life insurance business, benefits paid comprise of policy benefits and claim settlement costs, if any. Death and rider claims are accounted for on receipt of intimation. Survival and maturity benefits are accounted when due. Withdrawals and surrenders under non linked policies are accounted on the receipt of intimation.

6.	Liability for life policies in force

In the case of life insurance business, the liabilities for life policies in force are calculated in accordance with accepted actuarial practice, requirements of Insurance Act, 1938, regulations notified by the Insurance Regulatory and Development Authority of India and Actuarial Practice Standards of the Institute of Actuaries of India.

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

In the case of life insurance business, the actuarial liability on both participating and non-participating policies is calculated using the gross premium method, using assumptions for interest, mortality, morbidity, expense and inflation, and in the case of participating policies, future bonuses together with allowance for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations. No allowance is made for expected lapses.

The greater of liability calculated using discounted cash flows and unearned premium reserves is held for the unexpired portion of the risk for the non-unit liabilities of linked business and attached riders.

The unit liability in respect of linked business has been taken as the value of the units standing to the credit of policyholders, using the Net Asset Value (NAV) prevailing at the valuation date.

An unexpired risk reserve and a reserve in respect of claims incurred but not reported are created, for one year renewable group term insurance.

The interest rates used for valuing the liabilities are in the range of 4.87% to 5.77% per annum (previous year – 4.43% to 6.26% per annum).

Mortality rates used are based on the published “Indian Assured Lives Mortality (2006 – 2008)”. Ultimate Mortality Table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements but with an allowance for any expected worsening. Per policy renewal expenses for regular premium policies are assumed to inflate at 4.84% (previous year – 5.41%).

9.	Acquisition costs for insurance business

Acquisition costs are those costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred.

10.	Employee benefits

Gratuity

The Group pays gratuity to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Group makes contribution to trusts which administer the funds on their own account or through insurance companies.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Actuarial valuation of the gratuity liability is determined by an appointed actuary. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation fund

The Bank contributes 15.00% of the total annual basic salary of certain employees to a superannuation funds managed and administered by insurance companies for its employees. The Bank also gives an option to its employees, allowing them to receive the amount contributed by the Bank along with their monthly salary during their employment.

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

Pension

The Bank provides for pension, a defined benefit plan covering eligible employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan. The Bank makes contribution to a trust which administers the funds on its own account or through insurance companies. The plan provides for pension payment including dearness relief on a monthly basis to these employees on their retirement based on the respective employee’s years of service with the Bank and applicable salary.

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

Provident fund

The Group is statutorily required to maintain a provident fund as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Group contributes an equal amount for eligible employees. The Group makes contribution as required by The Employees’ Provident Funds and Miscellaneous Provisions Act, 1952 to Employees’ Pension Scheme administered by the Regional Provident Fund Commissioner and the balance contributions are transferred to funds administered by trustees. The funds are invested according to the rules prescribed by the Government of India.

Actuarial valuation for the interest rate guarantee on the provident fund balances is determined by an appointed actuary.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Leave encashment

The Group provides for leave encashment benefit based on actuarial valuation conducted by an independent actuary.

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

a)
All Investment are classified into ‘Held to Maturity’, ‘Available for Sale’ and ‘Held for Trading’. Reclassifications, if any, in any category are accounted for as per the RBI guidelines. Under each classification, the investments are further categorized as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others.

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

The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the ‘Available for Sale’ and ‘Held for Trading’ categories is as per the rates published by FIMMDA. The valuation of other unquoted fixed income securities wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available or at Re.1 as per RBI guidelines.

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

h)
At the end of each reporting period, security receipts issued by asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end.

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

v)
The Bank’s overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in ‘Available for Sale’ category directly in their reserves. Further, unrealised gain/loss on investment in ‘Held for Trading’ category is accounted directly in the profit and loss account. Investments in ‘Held to Maturity’ category are carried at amortised cost.

vi)
In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938, the IRDA (Investment) Regulations, 2000, and various other circulars/notifications issued by the IRDA in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a.
All debt securities and redeemable preference shares are considered as ‘Held to Maturity’ and accordingly stated at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/holding on a straight line basis.

b.	Listed equity shares are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (or BSE, in case the investments are not listed on NSE).

c.	Mutual fund units at the balance sheet date are valued at the latest available net asset values of the respective fund.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to ‘Revenue and other reserves’ and ‘Liabilities on policies in force’ in the balance sheet for Shareholders’ fund and Policyholders’ fund respectively for life insurance business.

In the case of general insurance business, valuation of investments is done on the following basis:

a.
All debt securities including government securities and non-convertible preference shares are considered as ‘Held to Maturity’ and accordingly stated at amortised cost determined after amortisation of premium or accretion of discount on a straight line basis over the holding/maturity period.

b.
Listed equities and convertible preference shares at the balance sheet date are stated at fair value, being the last quoted closing price on the NSE and in case these are not listed on NSE, then based on the last quoted closing price on the BSE.

c.	Mutual fund investments (other than venture capital fund) are stated at fair value, being the closing net asset value at balance sheet date.

d.	Investments other than mentioned above are valued at cost.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to ‘Revenue and other reserves’ in the balance sheet for general insurance business.

Insurance subsidiaries assess at each balance sheet date whether there is any indication that any investment in equity or units of mutual fund may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognised in the revenue(s)/profit and loss account.

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 16.16% of the total investments at March 31, 2014.

14.	Provisions/write-offs on loans and other credit facilities

i)	Loans and other credit facilities of the Bank are accounted for in accordance with the extant RBI guidelines as given below:

a)
The Bank classifies its loans and investments, including at overseas branches, and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

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

b)	Provision on loans and advances restructured/rescheduled is made in accordance with the applicable RBI guidelines on restructuring of loans and advances by Banks.

In respect of non-performing loans and advances accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is later, falls due, subject to satisfactory performance of the account during the period. A standard restructured loan is upgraded to the standard category when satisfactory payment performance is evidenced during the specified period and after the loan reverts to the normal level of standard asset provisions/risk weights.

c)
Amounts recovered against debts written-off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

d)
In addition to the specific provision on NPAs, the Bank maintains a general provision on performing loans and advances at rates prescribed by RBI. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and RBI requirement.

e)
In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposures will be reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

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

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 11.14% of the total loans at March 31, 2014.

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

The Canadian subsidiary has entered into securitisation arrangements in respect of its originated and purchased mortgages. ICICI Bank Canada either retains substantially all the risk and rewards or retains control over these mortgages, hence these arrangements do not qualify for de-recognition accounting under their local accounting standards. It continues to recognise the mortgages securitised as “Loans and Advances” and the amounts received through securitisation are recognised as “Other borrowings”.

16.	Fixed assets and depreciation

Premises and other fixed assets are carried at cost less accumulated depreciation and impairment, if any. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis. The rates of depreciation for fixed assets for domestic group companies are not lower than the rates prescribed in Schedule XIV of the Companies Act, 1956.

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

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. Hedged swaps are accounted for on an accrual basis except in the case of the Bank’s United Kingdom and Canadian banking subsidiaries, where the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognised in the profit and loss account.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss, (net of provisions, if any) is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through the profit and loss account.

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

Basic and diluted earnings per share are computed in accordance with Accounting Standard 20 – Earnings per share.

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

Basic and diluted earnings per equity share are computed in accordance with AS 20–Earnings per share. Basic earnings per equity share are computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

Rupees in million, except per share data
	Year ended March 31, 2014	Year ended March 31, 2013
Basic
Weighted average no. of equity shares outstanding	1,154,317,577	1,153,066,422
Net profit	110,413.7	96,036.1
Basic earnings per share (Rs.)	95.65	83.29
Diluted
Weighted average no. of equity shares outstanding	1,158,893,790	1,157,455,610
Net profit	110,253.0	95,886.2
Diluted earnings per share (Rs.)	95.14	82.84
Nominal value per share (Rs.)	10.00	10.00
The dilutive impact is mainly due to options granted to employees by the Group.

2.	Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and their relatives.

Associates/other related entities

FINO PayTech Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth, Rainbow Fund (upto December 31, 2013), ICICI Merchant Services Private Limited, Mewar Aanchalik Gramin Bank, India Infradebt Limited1.

1.	This entity was incorporated and identified as a related party during the three months ended December 31, 2012.

Key management personnel

Chanda Kochhar, N. S. Kannan, K. Ramkumar, Rajiv Sabharwal.

Relatives of key management personnel

Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kochhar, Mr. Mahesh Advani, Ms. Varuna Karna, Late Ms. Sunita R. Advani, Ms. Rangarajan Kumudalakshmi, Ms. Aditi Kannan, Mr. Narayanan Raghunathan, Mr. Narayanan Rangarajan, Mr. Narayanan Krishnamachari, Mr. R. Shyam, Ms. R. Suchithra, Mr. K. Jayakumar, Mr. R. Krishnaswamy, Ms. J. Krishnaswamy, Ms. Sangeeta Sabharwal.

The following were the significant transactions between the Group and its related parties for the year ended March 31, 2014. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

Insurance services

During the year ended March 31, 2014 the Group received insurance premium from associates/other related entities amounting to Rs. 32.0 million (March 31, 2013: Rs. 25.2 million), from key management personnel of the Bank amounting to Rs. 1.3 million (March 31, 2013: Rs. 1.3 million) and from relatives of key management personnel amounting to Rs. 0.6 million (March 31, 2013: Rs. 0.3 million). The material transaction for the year ended March 31, 2014 were with FINO PayTech Limited amounting to Rs. 23.7 million (March 31, 2013: Rs. 20.5 million) and with ICICI Foundation for Inclusive Growth amounting to Rs. 4.2 million (March 31, 2013: Rs. 1.6 million).

During the year ended March 31, 2014, the Group paid insurance claims to associates/other related entities amounting to Rs. 0.5 million (March 31, 2013: Rs. 0.12 million). The material transactions for the year ended March 31, 2014 were with I-Process Services (India) Private Limited amounting to Rs. 0.4 million (March 31, 2013: Rs. 0.07 million) and with FINO PayTech Limited amounting to Rs. 0.1 million (March 31, 2013: Rs. 0.05 million).

Fees, commission and other income

During the year ended March 31, 2014, the Group received fees from its associates/other related entities amounting to Rs. 9.7 million (March 31, 2013: Rs. 13.9 million), from key management personnel of the Bank amounting to Rs. 0.0* million (March 31, 2013: Rs. 0.3 million) and from relatives of key management personnel of the Bank amounting to Rs. 0.1 million (March 31, 2013: Rs. 0.1 million). The material transactions for the year ended March 31, 2014 were with ICICI Merchant Services Private Limited amounting to Rs. 8.2 million (March 31, 2013: Rs. 13.1 million) and with NIIT Institute of Finance, Banking and Insurance Training Limited amounting to Rs. 1.5 million (March 31, 2013: Rs. 0.8 million).

* Insignificant amount.

Lease of premises, common corporate and facilities expenses

During the year ended March 31, 2014, the Group recovered from its associates/other related entities an amount of Rs. 91.3 million (March 31, 2013: Rs. 167.8 million) and from key management personnel of the Bank an amount of Nil (March 31, 2013: Rs. 0.1 million) for lease of premises, common corporate and facilities expenses. The material transactions for the year ended March 31, 2014 were with ICICI Foundation for Inclusive Growth amounting to Rs. 67.8 million (March 31, 2013: Nil), with FINO PayTech Limited amounting to Rs. 19.4 million (March 31, 2013: Rs. 19.9 million) and with ICICI Merchant Services Private Limited amounting to Rs. 0.7 million (March 31, 2013: Rs. 147.9 million).

Secondment of employees

During the year ended March 31, 2014, the Group recovered towards deputation of employees from I-Process Services (India) Private Limited amounting to Rs. 6.6 million (March 31, 2013: Rs. 6.6 million).

Brokerage, fees and other expenses

During the year ended March 31, 2014, the Group paid brokerage/fees and other expenses to its associates/other related entities amounting to Rs. 3,585.2 million (March 31, 2013: Rs. 3,357.3 million). The material transactions for the year ended March 31, 2014 were with I-Process Services (India) Private

Limited amounting to Rs. 1,664.2 million (March 31, 2013: Rs. 1,045.2 million), ICICI Merchant Services Private Limited amounting to Rs. 1,353.3 million (March 31, 2013: Rs. 1,305.2 million) and with FINO PayTech Limited amounting to Rs. 473.9 million (March 31, 2013: Rs. 962.6 million).

Purchase of investments

During the year ended March 31, 2014, the Group invested in the equity shares of India Infradebt Limited amounting to Nil (March 31, 2013: Rs. 930.0 million) and applied for equity shares of Mewar Aanchalik Gramin Bank amounting to Nil (March 31, 2013: Rs. 18.6 million).

Sale of investments

During the year ended March 31, 2014, the Group sold certain investments to Mewar Aanchalik Gramin Bank amounting to Rs. 147.8 million (March 31, 2013: Nil).

Interest expenses

During the year ended March 31, 2014, the Group paid interest to its associates/other related entities amounting to Rs. 345.0 million (March 31, 2013: Rs. 265.1 million), to its key management personnel amounting to Rs. 4.2 million (March 31, 2013: Rs. 2.9 million) and to relatives of key management personnel amounting to Rs. 1.7 million (March 31, 2013: Rs. 1.7 million). The material transactions for the year ended March 31, 2014 were with India Infradebt Limited amounting to Rs. 268.6 million (March 31, 2013: Rs. 84.5 million) and with Mewar Aanchalik Gramin Bank amounting to Rs. 70.0 million (March 31, 2013: Rs. 162.4 million).

Interest income

During the year ended March 31, 2014, the Group received interest from its associates/other related entities amounting to Rs. 55.8 million (March 31, 2013: Rs. 97.7 million), from its key management personnel amounting to Rs. 0.9 million (March 31, 2013: Rs. 0.4 million) and from relatives of key management personnel amounting to Rs. 0.6 million (March 31, 2013: Rs. 0.7 million). The material transactions for the year ended March 31, 2014 were with ICICI Merchant Services Private Limited amounting to Rs. 48.0 million (March 31, 2013: Rs. 47.5 million) and with Mewar Aanchalik Gramin Bank amounting to Rs. 7.5 million (March 31, 2013: Rs. 47.2 million).

Dividend paid

During the year ended March 31, 2014, the Bank paid dividend to its key management personnel amounting to Rs. 8.1 million (March 31, 2013: Rs. 6.7 million). The dividend paid during the year ended March 31, 2014 to Ms. Chanda Kochhar was Rs. 6.6 million (March 31, 2013: Rs. 5.1 million), to Mr. N. S. Kannan was Rs. 1.5 million (March 31, 2013: Rs. 1.2 million) and to Mr. K. Ramkumar was Nil (March 31, 2013: Rs. 0.4 million).

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank during the year ended March 31, 2014 was Rs. 168.7 million (March 31, 2013: Rs. 154.9 million). The remuneration paid for the year ended March 31, 2014 to Ms. Chanda Kochhar was Rs. 58.3 million (March 31, 2013: Rs. 54.2 million), to Mr. N. S. Kannan was Rs. 33.6 million (March 31, 2013: Rs. 32.2 million), to Mr. K. Ramkumar was Rs. 46.9 million (March 31, 2013: Rs. 42.7 million) and to Mr. Rajiv Sabharwal was Rs. 29.9 million (March 31, 2013: Rs. 25.8 million).

Sale of fixed assets

During the year ended March 31, 2014, the Group sold fixed assets to its associates/other related entities amounting to Rs. 2.7 million (March 31, 2013: Nil) and to its key management personnel amounting to Nil (March 31, 2013: Rs. 0.7 million). The material transactions for the year ended March 31, 2014 were with India Infradebt Limited amounting to Rs. 2.7 million (March 31, 2013: Nil) and with Mr. K. Ramkumar amounting to Nil (March 31, 2013: Rs. 0.7 million).

Donation

During the year ended March 31, 2014, the Group has given donation to ICICI Foundation for Inclusive Growth amounting to Rs. 257.6 million (March 31, 2013: Rs. 104.0 million).

Related party balances

The following table sets forth, for the periods indicated, the balance payable to/receivable from its associates/other related entities.
Rs. in million
Items	At March 31, 2014	At March 31, 2013
Deposits with the Group	4,231.9	5,084.8
Advances	2.4	305.5
Investments of the Group in related parties	1,903.6	1,903.6
Investments of related parties in the Group	15.0	15.0
Payables	381.0	1,279.2
Guarantees issued by the Group	0.1	0.1

The following table sets forth, for the periods indicated, the balance payable to/receivable from key management personnel:
Rs. in million, except number of shares
Items	At March 31, 2014	At March 31, 2013
Deposits	51.0	60.5
Advances	28.0	5.7
Investments	4.2	4.1
Employee Stock Options Outstanding (Numbers)	3,760,000	3,172,500
Employee Stock Options Exercised1	0.4	0.5
1. During the year ended March 31, 2014, 37,500 employee stock options were exercised by the key management personnel of the Bank (March 31, 2013: 54,000), which have been reported at face value.

The following table sets forth, for the periods indicated, the balance payable to/receivable from relatives of key management personnel:

Rs. in million
Items	At March 31, 2014	At March 31, 2013
Deposits	28.7	23.6
Advances	6.1	6.9

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from key management personnel:

Rs. in million
Items	Year ended March 31, 2014	Year ended March 31, 2013
Deposits	83.2	74.3
Advances	30.7	10.4
Investments1	4.2	4.1
1. Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from relatives of key management personnel:
Rs. in million
Items	Year ended March 31, 2014	Year ended March 31, 2013
Deposits	30.1	44.6
Advances	8.3	7.9

3.	Employee stock option scheme (ESOS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options granted till March 31, 2004 vested in a graded manner over a three-year period, with 20%, 30% and 50% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted after April 1, 2004 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant. Options granted in April 2009 vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September, 2011 vest in a graded manner over a five years period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The exercise price of ICICI Bank’s options was the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

In February, 2011, the Bank granted 3,035,000 options to eligible employees and whole-time Directors of ICICI Bank and certain of its subsidiaries at an exercise price of Rs. 967. Of these options granted, 50% would vest on April 30, 2014 and the balance 50% would vest on April 30, 2015. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. Based on intrinsic value of options, compensation cost of Rs. 20.9 million was recognised during the year ended March 31, 2014 (March 31, 2013: Rs. 21.0 million).

If ICICI Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2014 would have been higher by Rs. 2,359.8 million and proforma profit after tax would have been Rs. 95.74 billion. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2014 are given below.

Risk-free interest rate	7.60% to 9.12%
Expected life	6.35 years
Expected volatility	48.70% to 48.96%
Expected dividend yield	1.70% to 1.96%

The weighted average fair value of options granted during the year ended March 31, 2014 is Rs. 592.94 per option (March 31, 2013: Rs. 434.91).

A summary of the status of the Bank’s stock option plan is given below.

Rs. except number of options
	Stock options outstanding
	Year ended March 31, 2014		Year ended March 31, 2013
Particulars	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding at the beginning of the year	25,980,453	855.18	23,199,545	846.94
Add: Granted during the year	4,419,650	1,177.17	4,450,200	844.53
Less: Lapsed during the year, net of re-issuance	890,210	961.65	802,019	929.35
Less: Exercised during the year	1,405,540	530.56	867,273	511.63
Outstanding at the end of the year	28,104,353	918.68	25,980,453	855.18
Options exercisable	14,608,343	833.48	13,597,383	793.57

A summary of stock options outstanding at March 31, 2014 is given below.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
300-599	4,082,048	482.39	2.44
600-999	16,041,045	917.49	5.66
1,000-1,399	7,981,260	1,144.22	8.15

A summary of stock options outstanding at March 31, 2013 is given below.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
105-299	12,675	132.05	0.07
300-599	5,229,338	470.26	3.35
600-999	16,827,750	917.10	6.66
1,000-1,399	3,910,690	1,105.80	8.06

The options were exercised regularly throughout the period and weighted average share price as per NSE price volume data during the year ended March 31, 2014 was Rs. 1,046.61 (March 31, 2013: Rs. 1,000.21).

ICICI Life:

ICICI Prudential Life Insurance Company has formulated ESOS for their employees.

For ICICI Prudential Life Insurance Company there is no compensation cost for the year ended March 31, 2014 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, based on the binomial tree model, compensation cost for the year ended March 31, 2014 would have been higher by Nil (March 31, 2013: Rs. 2.4 million).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

Rs. except number of options
	Stock options outstanding
	Year ended March 31, 2014		Year ended March 31, 2013
Particulars	Number of shares	Weighted average exercise Price	Number of shares	Weighted average exercise Price
Outstanding at the beginning of the year	12,287,604	210.60	12,778,898	211.43
Add: Granted during the year	..	..	..	..
Less: Forfeited/ lapsed during the year	2,087,905	264.45	401,169	275.60
Less : Exercised during the year	330,501	69.30	90,125	70.00
Outstanding at the end of the year	9,869,198	203.81	12,287,604	210.60
Options exercisable	9,869,198	203.81	12,287,604	210.60

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2014.

Range of exercise price (Rs. per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
30-400	9,869,198	203.81	3.0

ICICI General:

ICICI Lombard General Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2014 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, based on the binomial tree model, compensation cost for the year ended March 31, 2014 would have been higher by Rs. 20.6 million (March 31, 2013: Rs. 7.5 million).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.

 Rs. except number of options
	Stock options outstanding
	Year ended March 31, 2014		Year ended March 31, 2013
Particulars	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	11,097,924	100.35	12,449,262	99.33
Add: Granted during the year…	..	..	..	..
Less: Forfeited/ lapsed during the year	318,750	111.71	854,912	118.57
Less : Exercised during the year	934,680	43.40	496,426	43.68
Outstanding at the end of the year	9,844,494	105.39	11,097,924	100.35
Options exercisable	9,153,684	105.26	9,235,704	98.95

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2014.

Range of exercise price (Rs. per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
35 – 200	9,844,494	105.39	3.96

If the Group had used the fair value of options based on the binomial tree model, the compensation cost for the year ended March 31, 2014 would have been higher by Rs. 2,273.0 million (March 31, 2013: Rs. 1,795.5 million) and the proforma consolidated profit after tax would have been Rs. 108.14 billion (March 31, 2013: Rs. 94.24 billion). On a proforma basis, the Group’s basic earnings per share would have been Rs. 93.68 (March 31, 2013: Rs. 81.73) and diluted earnings per share would have been Rs. 93.18 (March 31, 2013: Rs. 81.29).

4.	Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.
Rs. in million
Particulars	At March 31, 2014	At March 31, 2013
At cost at March 31 of preceding year	12,102.3	10,166.5
Additions during the year	1,533.2	2,092.9
Deductions during the year	(110.5)	(157.1)
Depreciation to date	(10,213.9)	(8,813.9)
Net block	3,311.1	3,288.4

5.	Assets on lease

 Assets taken under operating lease

The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.

Rs. in million
Particulars	At March 31, 2014	At March 31, 2013
Not later than one year	666.6	732.3
Later than one year and not later than five years	1,260.0	1,940.1
Later than five years	115.5	165.9
Total	2,042.1	2,838.3
The terms of renewal are those normally prevalent in similar agreements and there are no undue restrictions in the agreements.

6.	Preference shares

Certain government securities amounting to Rs. 2,970.9 million at March 31, 2014 (March 31, 2013: Rs. 2,749.9 million) have been earmarked against redemption of preference shares issued by the Bank, which fall due for redemption on April 20, 2018, as per the original issue terms.

7.	Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.
                                                                                                                     Rs. in million
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Provision for depreciation of investments	1,628.8	1,717.7
Provision towards non-performing and other assets	24,818.3	15,513.8
Provision towards income tax	43,158.7	33,701.4
Deferred tax adjustment	2,885.3	1,096.2
Provision towards wealth tax	51.1	71.2
Other provision and contingencies1	2,555.5	3,720.1
Total provisions and contingencies	75,097.7	55,820.5
1. Includes provision made towards standard assets amounting to Rs. 1,592.0 million (March 31, 2013: Rs. 1,349.9 million)

8.	Staff retirement benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.
                                                                                                             Rs. in million
Particulars	Pension
	Year ended March 31, 2014	Year ended March 31, 2013
Opening obligations	10,392.5	9,602.7
Service cost	240.3	250.6
Interest cost	833.7	793.7
Actuarial (gain)/loss	998.5	2,017.8
Liabilities extinguished on settlement	(2,012.8)	(1,960.1)
Benefits paid	(242.3)	(312.2)
Obligations at the end of the year	10,209.9	10,392.5

Opening plan assets, at fair value	9,526.8	9,379.5
Expected return on plan assets	772.0	728.5
Actuarial gain/(loss)	(29.1)	102.3
Assets distributed on settlement	(2,236.5)	(2,177.9)
Contributions	1,227.9	1,806.6
Benefits paid	(242.3)	(312.2)
Closing plan assets, at fair value	9,018.8	9,526.8

Fair value of plan assets at the end of the year	9,018.8	9,526.8
Present value of the defined benefit obligations at the end of the year	(10,209.9)	(10,392.5)
Amount not recognized as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..
Asset/(liability)	(1,191.1)	(865.7)

Cost for the year
Service cost	240.3	250.6
Interest cost	833.7	793.7
Expected return on plan assets	(772.0)	(728.5)
Actuarial (gain)/loss	1,027.6	1,915.5

Particulars	Pension
	Year ended March 31, 2014	Year ended March 31, 2013
Curtailments & settlements (gain)/loss	223.7	217.8
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	..	..
Net cost	1,553.3	2,449.1

Actual Return on Plan Assets	742.9	828.7
Expected employer’s contribution next year	1,000.0	670.0

Investment details of plan assets
Insurer Managed Funds1	80.86%	77.74%
Government of India securities	7.50%	7.62%
Corporate Bonds	9.00%	9.31%
Others	2.65%	5.33%

Assumptions
Interest rate	9.25%	8.00%
Salary escalation rate:
On Basic Pay	1.50%	1.50%
On Dearness Relief	7.00%	7.00%
Estimated rate of return on plan assets	8.00%	8.00%
1. Majority of the funds are invested in Government of India securities and corporate bonds.

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment
                                                               Rs. in million
Particulars	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
Plan assets	9,018.8	9,526.8	9,379.5	8,467.4	1,839.9
Defined benefit obligations	(10,209.9)	(10,392.5)	(9,602.7)	(8,842.9)	(1,748.7)
Amount not recognized as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..	..	..	(7.7)
Surplus/(deficit)	(1,191.1)	(865.7)	(223.2)	(375.5)	83.5
Experience adjustment on plan assets	(29.1)	102.3	51.7	69.1	(130.7)
Experience adjustment on plan liabilities	2,549.6	1,525.2	2,692.3	689.7	196.9

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

                                   Rs. in million
Particulars	Gratuity
	Year ended March 31, 2014	Year ended March 31, 2013
Defined benefit obligation liability
Opening obligations	6,887.3	6,257.9

Particulars	Gratuity
	Year ended March 31, 2014	Year ended March 31, 2013
Add: Adjustment for exchange fluctuation on opening obligation	5.8	3.8
Adjusted opening obligations	6,893.1	6,261.7
Service cost	649.0	522.9
Interest cost	557.3	519.1
Actuarial (gain)/loss	(93.5)	362.1
Past service cost	..	0.6
Obligation transferred from/to other companies	(2.0)	10.5
Benefits paid	(751.3)	(789.6)
Obligations at the end of the year	7,252.6	6,887.3

Opening plan assets, at fair value	6,394.9	5,724.3
Expected return on plan assets	493.3	427.6
Actuarial gain/(loss)	(8.4)	51.0
Contributions	617.8	970.1
Asset transfer from/to other companies	(2.0)	11.5
Benefits paid	(751.3)	(789.6)
Closing plan assets, at fair value	6,744.3	6,394.9

Fair value of plan assets at the end of the year	6,744.3	6,394.9
Present value of the defined benefit obligations at the end of the year	(7,252.6)	(6,887.3)
Unrecognised past service cost	..	..
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’	(0.1)	(0.5)
Asset/(liability)	(508.4)	(492.9)

Cost for the year
Service cost	649.0	522.9
Interest cost	557.3	519.1
Expected return on plan assets	(493.3)	(427.6)
Actuarial (gain)/loss	(85.1)	311.1
Past service cost	..	11.4
Losses/(gains) on "Acquisition/Divestiture"	..	..
Exchange fluctuation loss/(gain)	5.8	3.8
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	(0.5)	(0.7)
Net cost	633.2	940.0
Actual Return on Plan Assets	484.5	478.6
Expected employer’s contribution next year	732.7	666.9

Investment details of plan assets
Insurer Managed Funds	23.07%	22.06%
Government of India securities	14.23%	24.28%
Corporate Bonds	25.77%	24.05%
Special Deposit schemes	4.32%	4.55%
Equity	10.66%	11.15%
Others	21.95%	13.91%

Assumptions
Interest rate	8.70%-9.33%	7.80%-8.23%
Salary escalation rate	5.00%-10.00%	5.00%-10.00%
Estimated rate of return on plan assets	7.50%-8.00%	7.50%-8.00%

Estimated rate of return on plan assets is based on the expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment
                                                                     Rs. in million
Particulars	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011	Year ended March 31, 2010
Plan assets	6,744.3	6,394.9	5,724.3	5,855.8	3,073.2
Defined benefit obligations	(7,252.6)	(6,887.3)	(6,257.9)	(5,943.4)	(3,089.6)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	(0.1)	(0.5)	..	..	(47.9)
Surplus/(deficit)	(508.4)	(492.9)	(533.6)	(87.7)	(64.3)
Experience adjustment on plan assets	(8.4)	51.0	23.1	(90.5)	194.8
Experience adjustment on plan liabilities	308.7	216.0	119.4	(72.8)	(21.2)

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

The Group has made a provision of Rs. 3.5 million towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation for the year ended March 31, 2014 (March 31, 2013: Nil).

Rs. in million
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Opening obligations	16,136.8	14,285.9
Service cost	1,126.5	931.3
Interest cost	1,284.7	1,180.3
Actuarial (gain)/loss	(9.9)	24.2
Employees contribution	1,923.9	1,626.0
Obligations transferred from/to other companies	32.8	62.3
Benefits paid	(2,138.6)	(1,973.2)
Obligations at end of the year	18,356.2	16,136.8

Opening plan assets	16,136.8	14,267.4
Expected return on plan assets	1,407.6	1,205.7
Actuarial gain/(loss)	(136.3)	17.3
Employer contributions	1,126.5	931.3
Employees contributions	1,923.9	1,626.0
Assets transferred from/to other companies	32.8	62.3
Benefits paid	(2,138.6)	(1,973.2)
Closing plan assets	18,352.7	16,136.8

Plan assets at the end of the year	18,352.7	16,136.8
Present value of the defined benefit obligations at the end of the year	(18,356.2)	(16,136.8)
Asset/(liability)	(3.5)	..

Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Cost for the year
Service cost	1,126.5	931.3
Interest cost	1,284.7	1,180.3
Expected return on plan assets	(1,407.6)	(1,205.7)
Actuarial (gain)/loss	126.4	6.8
Net cost	1,130.0	912.7

Actual Return on Plan Assets	1,271.3	1,223.1
Expected employer's contribution next year	1,201.6	1,097.4

Investment details of plan assets
Government of India Securities	39.76%	40.14%
Corporate Bonds	51.21%	48.77%
Special Deposit Scheme	2.91%	3.31%
Others	6.12%	7.78%

Assumptions
Discount rate	8.70%-9.30%	7.80%-8.00%
Expected rate of return on assets	8.25%-9.04%	8.26%-8.95%
Discount rate for the remaining term to maturity of investments	8.92%-9.12%	7.91%-8.05%
Average historic yield on the investment	8.25%-8.90%	8.30%-8.86%
Guaranteed rate of return	8.75%	8.50%

Experience adjustment
Rs. in million
Particulars	Year ended March 31, 2014	Year ended March 31, 2013
Plan assets	18,352.7	16,136.8
Defined benefit obligations	(18,356.2)	(16,136.8)
Amount not recognised as an asset (limit in para 59(b) AS 15 on ‘employee benefits’)	..	..
Surplus/(deficit)	(3.5)	..
Experience adjustment on plan assets	(136.3)	17.3
Experience adjustment on plan liabilities	(9.9)	24.2

The Group has contributed Rs. 1,925.7 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2014 (March 31, 2013: Rs. 1,731.5 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

9.	Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2014 amounted to Rs. 46,044.0 million (March 31, 2013: Rs. 34,797.6 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all international transactions are at arm’s length so that the above legislation will not have material impact on the financial statements..

10.	Deferred tax

At March 31, 2014 the Group has recorded net deferred tax asset of Rs. 9,297.8 million (March 31, 2013: Rs. 26,806.0 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.
                                                          Rs. in million
Particulars	At March 31, 2014	At March 31, 2013
Deferred tax asset
Provision for bad and doubtful debts	28,595.5	28,150.5
Capital loss	49.6	63.1
Others	2,790.2	2,871.8
Total deferred tax asset	31,435.3	31,085.4
Deferred tax liability
Special reserve deduction1	17,234.9	..
Depreciation on fixed assets	5,242.4	4,744.2
Others	37.5	18.5
Total deferred tax liability	22,514.8	4,762.7
Net deferred tax asset/(liability) pertaining to foreign branches/foreign subsidiaries	377.3	483.3
Total net deferred tax asset/(liability)	9,297.8	26,806.0
1. The Bank creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1)(viii) of the Income Tax Act, 1961. The Reserve Bank of India, through its circular dated December 20, 2013, advised banks to create a deferred tax liability (DTL) on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with these RBI guidelines, the Bank has created a DTL of Rs. 14,192.3 million on Special Reserve outstanding at March 31, 2013, by reducing the reserves. Further, the tax expense for the year ended March 31, 2014 is higher by Rs. 3,042.6 million due to creation of DTL on amount appropriated to Special Reserve for the year ended March 31, 2014.

At March 31, 2014, ICICI Prudential Life Insurance Company has created deferred tax asset on carry forward unabsorbed losses amounting to Nil (March 31, 2013: Rs. 12.8 million) which can be set off against future taxable income.

11.	Information about business and geographical segments

A. Business segments for the year ended March 31, 2014

The business segments of the Group have been presented as follows:

1.
Retail banking includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

2.	Wholesale banking includes all advances of the Bank to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

3.
Treasury includes the entire investment and derivative portfolio of the Bank, ICICI Eco-net Internet and Technology Fund (upto December 31, 2013), ICICI Equity Fund, ICICI Emerging Sectors Fund (upto December 31, 2013), ICICI Strategic Investments Fund and ICICI Venture Value Fund (upto September 30, 2013).

4.
Other banking includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia LLC.

5.	Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

6.	General insurance represents results of ICICI Lombard General Insurance Company Limited.

7.
Others includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners Limited (upto June 30, 2013), ICICI Kinfra Limited, I-Ven Biotech Limited and ICICI Prudential Pension Funds Management Company Limited.

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

The results of reported segments for the year ended March 31, 2014 are not comparable with that of reported segments for the year ended March 31, 2013 to the extent new entities have been consolidated and entities that have been discontinued from consolidation.

The following table sets forth, the business segment results for the year ended March 31, 2014.

                                  Rs. in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury		Other banking business		Life insurance		General insurance		Others		Inter- segment adjustments	Total
1	Revenue	274,116.0	324,024.8	392,902.4		32,231.1		159,902.0		57,122.0		33,494.9		(478,154.7)	795,638.5
2	Segment results	18,295.2	65,886.3	52,565.0		9,031.5		15,292.4		5,202.4		9,784.2		(13,190.7)	162,866.3
3	Unallocated expenses														..
4	Operating profit (2) – (3)														162,866.3
5	Income tax expenses (Including deferred tax)														46,095.1
6	Net profit1 (4)- (5)														116,771.2
	Other information
7	Segment assets	991,908.9	2,426,741.3	2,370,923.6		681,783.0		815,256.1		131,928.9		198,767.9		(196,843.6)	7,420,466.1
8	Unallocated assets2														54,790.7
9	Total assets (7) + (8)														7,475,256.8
10	Segment liabilities	2,388,971.3	1,048,445.5	2,408,594.4	3	672,409.6	3	816,826.0	3	135,456.3	3	201,397.4	3	(196,843.7)	7,475,256.8
11	Unallocated liabilities														..
12	Total liabilities (10) + (11)														7,475,256.8
13	Capital expenditure	5,765.3	628.6	18.8		190.5		804.7		347.5		299.9		..	8,055.3
14	Depreciation	4,357.2	1,044.3	12.5		488.5		468.4		496.9		350.7		(25.8)	7,192.7
1.	Includes share of net profit of minority shareholders.
2.	Includes tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

The following table sets forth, the business segment results for the year ended March 31, 2013.

                      Rs. in million
Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury		Other banking business		Life insurance		General insurance		Others		Inter- segment adjustments	Total
1	Revenue	225,856.3	313,687.6	355,981.5		28,346.2		173,760.3		50,433.0		29,968.0		(435,988.9)	742,044.0
2	Segment results	9,545.5	66,188.6	36,613.3		6,410.1		15,696.5		2,816.8		7,817.3		(8,920.5)	136,167.6
3	Unallocated expenses														..
4	Operating profit (2) – (3)														136,167.6
5	Income tax expenses (Including deferred tax)														34,868.8
6	Net profit 1 (4) - (5)														101,298.8
	Other information
7	Segment assets	729,750.3	2,269,628.7	2,275,315.5		528,156.9		751,970.8		115,962.4		191,259.5		(182,506.0)	6,679,538.1
8	Unallocated assets2														68,679.0
9	Total assets (7) + (8)														6,748,217.1
10	Segment liabilities	2,043,187.5	1,071,994.1	2,244,231.8	3	504,637.5	3	753,500.5	3	118,686.9	3	194,484.8	3	(182,506.0)	6,748,217.1
11	Unallocated liabilities														..
12	Total liabilities (10) + (11)														6,748,217.1
13	Capital expenditure	4,426.2	1,188.2	10.8		148.6		319.7		380.0		873.9		(187.6)	7,159.8
14	Depreciation	3,540.8	991.8	18.4		486.6		409.8		488.0		345.2		(25.8)	6,254.8
1.	Includes share of net profit of minority shareholders.
2.	Includes tax paid in advance/tax deducted at source (net), deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

B.	Geographical segments

The Group has reported its operations under the following geographical segments.

•	Domestic operations comprise branches and subsidiaries/joint ventures in India.

•	Foreign operations comprise branches and subsidiaries/joint ventures outside India and offshore banking unit in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

                           Rs. in million
Revenue	Year ended March 31, 2014	Year ended March 31, 2013
Domestic operations	717,476.4	676,240.8
Foreign operations	78,162.1	65,803.2
Total	795,638.5	742,044.0

                           Rs. in million
Assets	At March 31, 2014	At March 31, 2013
Domestic operations	5,866,397.8	5,321,569.2
Foreign operations	1,554,068.3	1,357,968.9
Total	7,420,466.1	6,679,538.1
Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.
                     Rs. in million
	Capital expenditure incurred during the year ended		Depreciation provided during the year ended
	March 31, 2014	March 31, 2013	March 31, 2014	March 31, 2013
Domestic operations	7,809.5	6,952.3	6,999.3	6,078.9
Foreign operations	245.8	207.5	193.4	175.9
Total	8,055.3	7,159.8	7,192.7	6,254.8

ICICI Bank limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

12.	Penalties/fines imposed by banking regulatory bodies

The penalty imposed by banking regulatory bodies during the year ended March 31, 2014 was Rs. 10.0 million (March 31, 2013: Rs. 3.1 million). The said penalty was imposed by RBI on the Bank in exercise of powers vested with it under the provisions of section 47(A)(1)(c) read with section 46(4)(i) of the Banking Regulation Act, 1949 and subsection (3) of section 11 of Foreign Exchange Management Act, 1999 (FEMA) on operating matters pertaining to Know Your Customer (KYC). The Bank has paid the penalty to RBI.

13.	Re-classification of investments of ICICI Bank Canada

       During the three months ended December 31, 2013, ICICI Bank Canada transferred certain corporate bonds, with a fair value of CAD 532.09 million (amortized cost of CAD 521.49 million), from the Available-for-Sale category to Loans and Receivables. A fair value gain of CAD 10.60 million at the date of transfer was accounted in other comprehensive income (net-off tax) and will be amortised over the life of bonds.

14.	Additional disclosure

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view of the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

15.	Comparative figures

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

The following table sets forth the residual contractual maturities of time deposits at March 31, 2014.
Rupees in million

Deposits maturing during the year ended March 31,
2015	1,501,408.1
2016	219,079.0
2017	228,093.5
2018	47,428.2
2019	60,782.6
Thereafter	16,378.6

Total time deposits	2,073,170.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

At March 31, 2014, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 1,208,630.7 million (March 31, 2013: Rs. 1,158,250.0 million).

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

The following table sets forth a listing of long-term debt at March 31, 2014, by maturity and interest rate profile.
Rupees in million
	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ended March 31,
2015	74,063.8	58,946.7	133,010.5
2016	95,578.5	73,425.6	169,004.1
2017	181,659.6	81,070.2	262,729.8
2018	158,186.0	83,481.7	241,667.7
2019	107,998.8	9,870.9	117,869.7
Thereafter	327,322.5	32,261.5	359,584.0
Total	944,809.2	339,056.6	1,283,865.8
Less: Unamortized debt issue costs			(748.6)
Total			1,283,117.2

Debt aggregating Rs. 16,353.2 million (March 31, 2013: Rs. 15,815.0 million) is guaranteed by the Government of India (GOI). Long-term debt is denominated in various currencies. At March 31, 2014, long-term debt comprises Indian rupee debt of Rs. 410,972.0 million (March 31, 2013: Rs. 414,287.5 million) and foreign currency debt of Rs. 872,145.2 million (March 31, 2013: Rs. 766,269.5 million).

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.
                                                                 Rupees in million
	At March 31, 2014
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	370,474.3	9.4%	5.4% to 14.2%	5.1
Refinance from financial institutions	21,139.5	9.3%	6.3% to 10.6%	3.6
Borrowings from other banks	12,500.0	10.2%	10.1% to 10.3%	2.1
Fixed deposits	3,358.2	8.9%	7.5% to 11.5%	1.2
Preference shares	3,500.0	0.001%	0.001%	4.1
Total	410,972.0	9.4%		4.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
	At March 31, 2013
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional /individual investors	374,087.8	9.4%	5.3% to 14.2%	5.9
Refinance from financial institutions	22,755.2	9.2%	6.3% to 11.3%	4.1
Borrowings from other banks	10,147.8	10.3%	10.0% to 12.8%	2.6
Fixed deposits	3,796.7	8.8%	7.3% to 11.5%	1.5
Preference shares	3,500.0	0.001%	0.001%	5.1

Total	414,287.5	9.3%		5.7

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.
Rupees in million
	At March 31, 2014
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	454,546.0	5.1%	0.8% to 7.3%	3.5
Other borrowings	417,599.2	2.2%	0.6% to 6.8%	3.3
Total	872,145.2	3.7%		3.4

Rupees in million
	At March 31, 2013
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	380,613.6	5.1%	1.8% to 8.0%	4.2
Other borrowings	385,655.9	2.1%	0.2% to 6.8%	2.8
Total	766,269.5	3.6%		3.5

See note on “Schedule 18B- Additional note- Selected information from Indian GAAP financials” for assets pledged as securities for borrowings.

4. Cash and cash equivalents

Deposits with the Reserve Bank of India include Rs. 167,306.8 million (March 31, 2013: Rs. 120,449.8 million) maintained in accordance with the guidelines governing minimum cash reserve requirements at March 31, 2014. The balances maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Deposits with other banks include Rs. 41,523.2 million (March 31, 2013: Rs. 90,999.5 million) towards deposits which have maturities greater than 90 days.

5.  Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.
Rupees in million
	At March 31, 2014				At March 31, 2013
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value

Held to maturity
Corporate debt securities	94,771.7	2,749.6	(1,550.7)	95,970.6	70,765.0	1,285.5	(200.7)	71,849.8
Government securities	924,589.0	828.4	(43,940.2)	881,477.2	867,418.9	9,770.6	(10,635.0)	866,554.5
Other securities	269,366.6	21.9	(6.9)	269,381.6	212,742.8	8.1	(9.1)	212,741.8
Total debt securities	1,288,727.3	3,599.9	(45,497.8)	1,246,829.4	1,150,926.7	11,064.2	(10,844.8)	1,151,146.1
Equity securities	567.3	..	..	567.3	567.3	..	..	567.3
Other securities	3,753.1	110.3	(117.2)	3,746.2	2,727.0	105.0	(147.1)	2,684.9
Total	1,293,047.7	3,710.2	(45,615.0)	1,251,142.9	1,154,221.0	11,169.2	(10,991.9)	1,154,398.3

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale:
Rupees in million
	At March 31, 2014				At March 31, 2013
	Amortized cost/cost	Gross unrealized gain	Gross Unrealized loss	Fair value	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	117,213.8	2,259.8	(1,909.2)	117,564.4	169,496.8	3,533.2	(505.2)	172,524.8
Government securities	202,088.1	745.1	(534.8)	202,298.4	205,049.8	431.6	(152.4)	205,329.0
Other securities	139,276.7	1,788.9	(829.2)	140,236.4	94,511.9	707.7	(1,118.8)	94,100.8
Total debt securities	458,578.6	4,793.8	(3,273.2)	460,099.2	469,058.5	4,672.5	(1,776.4)	471,954.6
Equity securities	38,307.1	12,175.9	(6,999.2)	43,483.8	38,373.9	7,789.4	(8,090.0)	38,073.3
Other securities	32,893.0	3,430.8	(5,941.7)	30,382.1	37,564.4	2,412.8	(6,643.6)	33,333.6
Total	529,778.7	20,400.5	(16,214.1)	533,965.1	544,996.8	14,874.7	(16,510.0)	543,361.5

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.
                                                                               Rupees in million
	Year ended March 31,
	2014	2013	2012

Interest	35,837.2	35,520.6	30,687.9
Dividend	1,392.6	3,142.6	5,866.2
Total	37,229.8	38,663.2	36,554.1

Gross realized gain	8,031.0	6,679.1	8,198.7
Gross realized loss	(2,680.2)	(1,197.1)	(4,378.9)
Total	5,350.8	5,482.0	3,819.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.
Rupees in million
	Year ended March 31,
	2014	2013	2012

Interest and dividend	15,849.2	16,045.7	11,203.0
Realized gain/(loss) on sale of trading portfolio	1,804.4	3,300.8	1,157.1
Unrealized gain/(loss) on trading portfolio	106.9	98.3	335.2
Total	17,760.5	19,444.8	12,695.3

Maturity profile of debt securities

The following table sets forth, a listing of each category of held to maturity debt securities at March 31, 2014, by maturity.
    Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	6,646.8	6,621.8
One to five years	40,077.5	39,656.3
Five to ten years	26,272.9	25,922.7
Greater than ten years	21,774.5	23,769.8

Total corporate debt securities	94,771.7	95,970.6
Government securities
Less than one year	3,321.7	3,317.0
One to five years	255,120.3	249,206.6
Five to ten years	477,216.4	454,389.5
Greater than ten years	188,930.6	174,564.1

Total government securities	924,589.0	881,477.2
Other securities
Less than one year	89,394.4	89,406.8
One to five years	127,297.5	127,299.6
Five to ten years	52,674.7	52,675.2
Greater than ten years	..	..

Total other securities	269,366.6	269,381.6
Total debt securities classified as held to maturity	1,288,727.3	1,246,829.4

The following table sets forth, a listing of each category of available for sale debt securities at March 31, 2014, by maturity.
Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	17,748.8	18,276.0
One to five years	41,811.2	42,048.3
Five to ten years	40,783.5	40,706.2
Greater than ten years	16,870.3	16,533.9
Total corporate debt securities	117,213.8	117,564.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Amortized cost	Fair value
Government of India securities
Less than one year	140,250.4	139,906.7
One to five years	31,290.1	31,308.1
Five to ten years	30,337.2	30,868.4
Greater than ten years	210.4	215.2

Total Government of India securities	202,088.1	202,298.4

Other securities
Less than one year	33,565.5	33,660.2
One to five years	65,658.1	65,484.2
Five to ten years	18,914.7	19,075.8
Greater than ten years	21,138.4	22,016.2

Total other securities	139,276.7	140,236.4

Total debt securities classified as available for sale	458,578.6	460,099.2

6. Repurchase transactions

The Group has undertaken repurchase and reverse repurchase transactions of Government securities during the year. These transactions are generally of a very short tenure and are undertaken with the Reserve Bank of India, banks and other financial institutions as counterparties.

At March 31, 2014, outstanding borrowings under repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 129,274.7 million (March 31, 2013: Rs. 204,342.0 million) and the outstanding lendings under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 4,848.4 million (March 31, 2013: Rs. 50,211.3 million).

During fiscal 2014, average borrowings under repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 146,421.0 million (March 31, 2013: Rs. 140,510.3 million) and average lendings under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 9,272.4 million (March 31, 2013: Rs. 8,037.8 million).

7. Loans

The following table sets forth, for the periods indicated, a listing of loans by category.
Rupees in million
	At March 31,
	2014	2013
Commercial loans	2,494,149.9	2,204,053.7
Term loans	1,912,313.8	1,726,107.4
Working capital facilities1	581,836.1	477,946.3
Consumer loans and credit card receivable	1,470,783.2	1,181,588.2
Mortgage loans	895,363.4	744,127.8
Other secured loans	486,413.9	361,977.8
Credit cards	36,163.5	36,386.2
Other unsecured loans	52,842.4	39,096.4
Lease financing	..	..

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	At March 31,
	2014	2013
Total gross advances	3,964,933.1	3,385,641.9
Provision for loan losses2	(91,515.3)	(85,900.6)
Total net advances	3,873,417.8	3,299,741.3

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

Secured consumer loan portfolio

The Bank’s secured loan portfolio consists of mortgage loans, automobile loans, jewel loans, commercial vehicle loans and other secured loans.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Bank’s mortgage loan portfolio includes mortgage loans made to individuals and business entities. Typically, mortgage loans are secured by first and exclusive liens on the financed properties. Borrower default risk is mitigated by rigorous credit review procedures. The Bank’s mortgage loan portfolio risk is driven primarily by interest rate movement, the loan-to-value ratios of the loans in the portfolio, the nature of the borrowers’ employment (e.g., salaried or self-employed) and the borrowers’ income levels.

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

Maturity profile of loans

The following table sets forth, for the periods indicated, the maturity profile of loans.
Rupees in million
	At March 31,
	2014	2013
Less than one year	1,020,877.3	917,016.1
One to five years	2,173,044.0	1,903,317.4
Greater than five years	679,496.5	479,407.8
Total	3,873,417.8	3,299,741.3

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, a listing of interest income on loans.
Rupees in million
	Year ended March 31,
	2014	2013	2012

Commercial loans	203,640.8	189,402.4	154,014.7
Consumer loans and credit card receivables	133,568.0	106,222.2	92,186.2
Lease financing	..	..	0.3
Total	337,208.8	295,624.6	246,201.2

Standard restructured loans

The Group classifies a loan as a restructured loan where it has made concessionary modifications, which include changes in repayment period, principal amount, repayment installment and reduction in rate of interest, that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. Loan accounts subjected to restructuring are upgraded to the standard category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms and the borrower gets reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. At March 31, 2014, the Group had committed to lend (includes fund-based commitments fungible with non fund-based facilities) Rs. 24,686.1 million (March 31, 2013: Rs. 5,640.5 million) to borrowers who are parties to restructurings.

The following table sets forth, for the periods indicated, a listing of standard restructured loans.
                                                   Rupees in million
	At March 31,
	2014	2013
Commercial loans
Term loans	110,114.6	59,243.7
Working capital loans	23,036.5	7,675.3
Consumer loans
Mortgage loans	296.7	387.8
Other secured loans	..	..
Credit cards	..	..
Other unsecured loans	..	..
Lease financing	..	..
Restructured loans, gross	133,447.8	67,306.8
Provision for loan losses	(11,235.0)	(5,294.1)
Restructured loans, net	122,212.8	62,012.7

Represents entire borrower level outstanding of the restructured accounts.

The Bank classifies all credit exposures, including overdues arising from crystallized derivative contracts, into performing and non-performing loans as per Reserve Bank of India guidelines. Advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant Reserve Bank of India guidelines, are identified as non-performing to the extent of amount of outstanding in the host country. In the case of Bank’s housing finance subsidiary, loans and other credit facilities are classified as per the National Housing Bank guidelines into performing and non-performing loans. Further, non-performing loans are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by Reserve Bank of India/National Housing Bank. Loans in the Bank’s overseas banking subsidiaries are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth a listing of non-performing loans including other-than-standard restructured loans.
                                                   Rupees in million
	At March 31,
	2014	2013
Commercial loans
Term loans	49,416.7	25,702.1
Working capital loans	40,127.4	31,916.2
Consumer loans
Mortgage loans	7,685.0	7,918.3
Other secured loans	13,978.7	15,556.0
Credit cards	3,427.1	9,417.0
Other unsecured loans	7,877.5	16,265.3
Lease financing	..	..
Non-performing loans, gross	122,512.4	106,774.9
Provision for loan losses	(77,914.7)	(77,663.9)
Non-performing loans, net	44,597.7	29,111.0

Identification of loans as non-performing/impaired is in line with guidelines applicable to respective subsidiaries.

Provision for loan losses

The Bank and its housing finance subsidiary hold specific provisions against non-performing loans and general provision against performing loans. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans held by the Bank are higher than the minimum regulatory requirements. The Bank’s overseas banking subsidiaries maintain allowances for credit losses at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but are not yet identifiable. The Bank makes provision on assets that are restructured/rescheduled in accordance with the applicable Reserve Bank of India guidelines on restructuring of advances by Banks.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on standard restructured loans.
                                                   Rupees in million
	Year ended March 31,
	2014	2013	2012

Provision for loan losses at the beginning of the year	5,294.1	4,642.5	940.5
Provision for loan losses made during the year	7,171.1	2,045.0	3,894.2
Reduction/write-back of excess provision1	(1,230.2)	(1,393.4)	(192.2)
Provision for loan losses at the end of the year	11,235.0	5,294.1	4,642.5

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

           Rupees in million
	Year ended March 31,
	2014	2013	2012

Provision for loan losses at the beginning of the year	77,663.9	79,334.4	79,217.3
Provision for loan losses made during the year	28,894.5	24,221.9	22,069.7
Write-off/write-back of excess provision	(28,643.7)	(25,892.4)	(21,952.6)
Provision for loan losses at the end of the year	77,914.7	77,663.9	79,334.4

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2014.
 Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	35,022.0	42,641.9	..	..	77,663.9
Add: Provisions for loan losses	21,880.2	7,014.3	..	..	28,894.5
Less: Utilized for write-off of loans	(2,453.9)	(19,584.1)	..	..	(22,038.0)
Less: Write back of excess provisions	(2,120.3)	(4,485.4)	..	..	(6,605.7)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	52,328.0	25,586.7	..	..	77,914.7
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	13,530.0	70.6	..	21,443.8	35,044.4
C. Aggregate provision for loan losses at the end of the year (A) + (B)	65,858.0	25,657.3	..	21,443.8	112,959.1
Ending balance: individually evaluated for impairment	65,858.0	25,657.3	..	..	91,515.3
Ending balance: collectively evaluated for impairment	..	..	..	21,443.8	21,443.8
Ending balance: loans acquired with deteriorated credit quality	..	..	..	..	..

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2013.
                                                   Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	22,406.8	56,927.6	..	..	79,334.4
Add: Provisions for loan losses	16,591.2	7,630.7	..	..	24,221.9
Less: Utilized for write-off of loans	(1,558.6)	(15,338.8)	..	..	(16,897.4)
Less: Write back of excess provisions	(2,417.4)	(6,577.6)	..	..	(8,995.0)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	35,022.0	42,641.9	..	..	77,663.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	8,184.3	52.4	..	19,095.2	27,331.9
C. Aggregate provision for loan losses at the end of the year (A) + (B)	43,206.3	42,694.3	..	19,095.2	104,995.8
Ending balance: individually evaluated for impairment	43,206.3	42,694.3	..	..	85,900.6
Ending balance: collectively evaluated for impairment	..	..	..	19,095.2	19,095.2
Ending balance: loans acquired with deteriorated credit quality	..	..	..	..	..

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

The following table sets forth the aging analysis of past due performing loans for the year ended March 31, 2014.
  Rupees in million
Particulars	Current1	31 to 60 days	61 to 90 days	Above 90 days 2	Total past due 3
Commercial loans
Term loans	1,759,676.6	72,565.1	22,829.9	18,628.2	114,023.2
Working capital facilities4	506,760.6	27,412.6	2,711.6	4,408.0	34,532.2
Consumer loans
Mortgage loans	881,422.0	3,627.3	2,413.5	169.7	6,210.5
Other secured loans	463,986.5	4,415.1	3,129.2	1,219.2	8,763.5
Credit cards	32,349.2	286.4	100.8	..	387.2
Other unsecured loans	44,987.5	139.3	71.3	0.5	211.1
Lease financing	..	..	..	..	..
Total	3,689,182.4	108,445.8	31,256.3	24,425.6	164,127.7

1.	Loans up to 30 days past due are considered current.
2.	Includes loans guaranteed by government, crop related agriculture loans overdue less than 360 days and other loans assessed not impaired as per guidelines applicable to overseas banking subsidiaries.
3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.
4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the aging analysis of past due performing loans for the year ended March 31, 2013.
                                                   Rupees in million
Particulars	Current1	31 to 60 days	61 to 90 days	Above 90 days 2	Total past due 3
Commercial loans
Term loans	1,594,716.5	84,053.3	24,247.6	16,287.5	124,588.4
Working capital facilities4	484,011.0	19,835.0	1,810.4	1,861.4	23,506.8
Consumer loans
Mortgage loans	729,105.5	3,994.3	2,762.7	300.5	7,057.5
Other secured loans	278,100.0	3,502.2	2,205.4	1,031.8	6,739.4
Credit cards	26,452.2	390.0	127.1	..	517.1
Other unsecured loans	22,763.9	41.0	23.2	..	64.2
Lease financing	..	..	..	..	..
Total	3,135,149.1	111,815.8	31,176.4	19,481.2	162,473.4

1.	Loans up to 30 days past due are considered current.
2.	Includes loan guaranteed by government, crop related agriculture loans overdue less than 360 days and other loans assessed not impaired as per guidelines applicable to overseas banking subsidiaries.
3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.
4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

The following table sets forth, the recorded investment in non-performing loans for the year ended March 31, 2014.

 Rupees in million
	Total recorded investment in non-performing loans (net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated	Unpaid principal amount
Commercial loans
Term loans	27,511.1	27,511.1	..	49,416.7
Working capital facilities	9,705.0	9,705.0	..	40,127.4
Consumer loans
Mortgage loans	3,743.9	3,743.9	..	7,685.0
Other secured loans	3,288.9	3,288.9	..	13,978.7
Credit cards	248.2	248.2	..	3,427.1
Other unsecured loans	100.6	100.6	..	7,877.5
Lease financing	..	..	..	..
Total	44,597.7	44,597.7	..	122,512.4

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

The Group has a comprehensive framework for monitoring credit quality of its corporate and retail loans based on internal ratings. For majority of the portfolio, the credit rating of every borrower/portfolio is reviewed at least annually. For the purpose of disclosure, the Group has used internal ratings as credit quality indicator.

The following table sets forth, a description of internal rating grades linked to the likelihood of loss associated with each rating grade:

Grade	Definition
(I) Investment grade	Entities/obligations are judged to offer moderate to high safety with regard to timely payment of financial obligations.
AAA, AA+, AA, AA-, 1, 2A-C	Entities/obligations are judged to offer high safety with regard to timely payment of financial obligations.
A+, A, A-, 3A-C	Entities/obligations are judged to offer an adequate degree of safety with regard to timely payment of financial obligations.
BBB+, BBB and BBB-, 4A-C	Entities/obligations are judged to offer moderate safety with regard to timely payment of financial obligations.
(II) Below investment grade (BB and B, D, 5, 6, 7, 8)	Entities/obligations are judged to carry inadequate safety with regard to timely payment of financial obligations.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the period indicated, credit quality indicators of net loans.
Rupees in million
	Year ended March 31, 2014	Year ended March 31, 2013
Rating grades
Investment grade	3,377,322.7	2,878,828.1
AAA, AA+, AA, AA-, 1, 2A-C	1,092,268.7	837,644.9
A+, A, A-, 3 A-C	877,698.6	804,903.2
BBB+, BBB and BBB-, 4A-C	1,407,355.4	1,236,280.0
Below investment grade	434,932.7	366,821.6
Unrated	61,162.4	54,091.6
Net loans	3,873,417.8	3,299,741.3

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

The following table sets forth, for the periods indicated, the details of the assets transferred.
Rupees in million, except number of accounts
	Year ended March 31,
	2014	2013	2012

Number of accounts1	2	4	2
Aggregate value (net of provisions) of accounts sold to SC/RC	1,508.6	82.9	44.4
Aggregate consideration	1,776.0	116.5	94.1
Additional consideration realized in respect of accounts transferred in earlier years2	..	..	..
Aggregate gain/(loss) over net book value	267.4	33.6	49.7

1.	Excludes accounts previously written-off.
2.	During the year ended March 31, 2014, ARCs have fully redeemed five security receipts. Gain/loss during the year ended March 31, 2014 amounted to Rs. 6.2 million (March 31, 2013: Nil).

The Bank sold two corporate loans in fiscal 2014, four corporate loans in fiscal 2013 and two corporate loans in fiscal 2012.

9. Details of non-performing assets sold, excluding those sold to SC/RC

The Bank has sold certain non-performing assets in terms of the guidelines issued by Reserve Bank of India on such sale.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the details of non-performing assets sold, excluding those sold to SC/RC.
Rupees in million, except number of accounts
	Year ended March 31,
	2014	2013	2012
No. of accounts	1	2	1
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	..	78.8	642.0
Aggregate consideration	199.0	100.1	641.0
Aggregate gain/(loss) over net book value	199.0	21.3	(1.0)

The Bank sold one corporate loan in fiscal 2014, two corporate loans in fiscal 2013 and one corporate loan in fiscal 2012.

10. Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors affect groups of counter-parties whose aggregate credit exposure is material in relation to Group’s total credit exposure. The Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Group is subject to supervision guidelines for consolidated accounts issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure, totaled approximately Rs. 1,143,850.3 million at March 31, 2014 which represent 119.6% of the capital funds (March 31, 2013: Rs. 1,083,179.7 million which represent 125.2% of the capital funds). The single largest exposure (non-bank) at March 31, 2014 was Rs. 115,698.7 million which represents 12.1% of the capital funds (March 31, 2013: Rs. 109,060.6 million which represent 12.6% of the capital funds).

The largest group of companies under the same management control accounted for approximately 29.1% of the capital funds at March 31, 2014 (March 31, 2013: approximately 30.1% of the capital funds).

11. Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 1,068,369.9 million (includes fund-based commitments fungible with non fund-based facilities) at March 31, 2014 (March 31, 2013: Rs. 1,363,551.5 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

12. Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated to Rs. 6,059.1 million at March 31, 2014 (March 31, 2013: Rs. 3,843.8 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

13. Derivatives

ICICI Bank is a major participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. Treasury control and service group conducts an independent check of the transactions entered into by the front office and also undertakes activities such as confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

The market making and the proprietary trading activities in derivatives are governed by the Investment Policy and the Derivative Policy of the Bank, which lay down the position limits, stop loss limits as well as other risk limits. The Risk Management Group lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board reviews the Bank’s risk management policies in relation to various risks including Credit and Recovery Policy, Investment Policy, Derivative Policy, Asset Liability Management Policy and Operational Risk Management Policy. The RCB comprises non-executive directors and the Managing Director and CEO.

The Bank measures and monitors risk of its derivatives portfolio using such risk metrics as Value at Risk (VaR), stop loss limits and relevant risk measures for options. Risk reporting on derivatives forms an integral part of the management information system.

The use of derivatives for hedging purposes under Indian GAAP is governed by the hedge policy approved by Asset Liability Management Committee. Subject to prevailing Reserve Bank of India guidelines, the Bank deals in derivatives for hedging fixed rate, floating rate or foreign currency assets/liabilities. Transactions for hedging and market making purposes are recorded separately. For hedge transactions, the Bank identifies the hedged item (asset or liability) at the inception of the hedge itself. The effectiveness is assessed at the time of inception of the hedge and periodically thereafter.

Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting. Derivatives for market making purpose are marked to market and the resulting gain/loss is recorded in the profit and loss account. The premium on option contracts is accounted for as per Foreign Exchange Dealers Association of India guidelines.

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

Derivative transactions are covered under International Swaps and Derivatives Association master agreements with the respective counter parties.

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2014.

 Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives3	Credit exposure

Interest rate derivatives1	3,130,220.5	29,742.3	(28,521.3)	2,443.6	57,999.1
Currency derivatives (including foreign exchange derivatives)2	3,808,386.9	102,162.4	(103,182.9)	(1,258.1)	234,332.1
Equity derivatives	105.4	2.3	..	(22.0)	105.4
Un-funded credit derivatives	..	..	..	50.8	..
1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.
3.	The Bank has additionally recorded a gain of Rs. 208.4 million mainly due to recoveries of credit losses booked in earlier years.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the details of the notional amounts, marked to market position and credit exposure of hedging derivatives for the year ended March 31, 2014.
                      Rupees in million
Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives1	449,022.3	14,875.0	(1,590.4)	21,878.0
Currency derivatives (including foreign exchange derivatives)2	46,672.0	1,501.0	(5.7)	5,914.4

1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.
2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

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

The gains/(losses) on hedged items arising from changes in fair value for the year ended March 31, 2014 and March 31, 2013 amounted to Rs. 8,091.8 million and Rs. 2,544.2 million respectively and gains/(losses) on corresponding hedging instruments arising from changes in fair value during the year ended March 31, 2014 and March 31, 2013 amounted to Rs. (7,850.7) million and Rs. (1,910.4) million respectively.

The Group has also hedged the foreign currency exposure of its net investment in foreign operations through forex forward contracts of a notional amount of Rs. 51,813.4 million at March 31, 2014. The gross positive and negative fair values of these hedging instruments were Rs. 1,481.2 million and Rs. (229.6) million respectively and the credit exposure was Rs. 2,825.0 million at March 31, 2014.

The Group dealt in credit derivative instruments including credit default swaps, credit linked notes, collateralized debt obligations and principal protected structures. The notional principal amount of these credit derivatives outstanding at March 31, 2014, excluding accrued interest of Nil (Rs. 15.3 million at March 31, 2013), was Nil in funded instruments (Rs. 814.3 million at March 31, 2013) and Nil in non-funded instruments (Rs. 3,467.3 million at March 31, 2013). In case of funded instruments, the Group deposits an amount with the protection buyer for protection sold in accordance with the contractual terms. The net mark-to-market gain on the portfolio at March 31, 2014, determined based on the internal models using inputs from market sources such as Bloomberg/Reuters, and Fixed Income Money Markets & Derivatives Association of India, was Nil (mark-to-market gain of Rs. 0.03 million at March 31, 2013), which has been fully provided for through profit and loss account. The profit and loss impact on the above portfolio on account of mark-to-market and realized gains/losses during the year ended March 31,

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2014 was a net loss of Rs. 0.6 million (net gain of Rs. 109.4 million for March 31, 2013). At March 31, 2014, the Group’s maximum amount of future payments towards funded and unfunded credit derivatives was Nil.

At March 31, 2014, the fair value of non-funded credit derivatives that were in net liability position was Nil (Rs. 4.2 million at March 31, 2013). For these credit derivatives, the Group did not post any collateral with counterparties. If the credit risk related contingent features underlying these instruments had been triggered on March 31, 2014, the Group would not have been required to post any collateral to the counterparties but would have been required to pay Nil (Rs. 3,467.3 million at March 31, 2013) which represents the notional principal amount and unwinding cost to settle the instrument immediately. At March 31, 2014, the gross mark-to-market loss on funded credit derivatives was Nil (Rs. 10.8 million at March 31, 2013). The Group has deposited an amount of Nil (Rs. 814.3 million at March 31, 2013) with the protection buyers which represents the notional principal amount for these funded credit derivatives. If the credit risk contingent features underlying these instruments had been triggered at March 31, 2014, the Group would not have been required to post any additional collateral to counterparties, but the deposit already made would have been utilized to settle these instruments immediately.

Based on historical experience, the Group believes that the potential losses for credit protection sold will be less than the maximum amount of future payments. The Group as seller of credit default swaps protection is entitled to receive the underlying obligation, which can be in the nature of bonds or loans of the reference entity, from the buyer of protection in case of credit default.

The Bank offers deposit products to customers of its offshore branches with structured returns linked to interest, forex, credit or equity benchmarks. The Bank covers these exposures in the inter-bank market. At March 31, 2014, the net open position on this portfolio was Nil (March 31, 2013: Nil) with mark-to-market gain of Rs. 6.2 million (March 31, 2013: Rs. 13.9 million) at that date, which had been provided for through profit and loss account. The fair value amount of such structured returns linked derivatives that were in net liability position at March 31, 2014 was Rs. 393.3 million (March 31, 2013: Rs. 161.6 million). With reference to such instruments, the Bank does not place any collateral with the counterparties. The aggregate amount needed to settle such credit instruments immediately if the credit risk related contingent features were triggered at March 31, 2014 would be Rs. 2,956.8 million (March 31, 2013: Rs. 4,940.2 million).

14.	Tax contingencies

Various tax-related legal proceedings are pending against the Group at various levels of appeal either with the tax authorities or in the courts. Where after considering all available information in the opinion of management a liability requires accrual, the Group accrues such liability.

Where such proceedings are sufficiently advanced to enable management to assess that a liability exists and are subject to reasonable estimation, management records its best estimate of such liability. Where a reasonable range of potential outcomes is estimated, management records its best estimate, or in the absence of a basis for selecting a specific estimate within a range, management records a liability no less than the lower end of the estimated range. The contested tax demands are adjusted by the tax authorities against refunds due to the Group on favorable resolution of earlier year’s appeals/completion of assessments or paid or kept in abeyance in accordance with the terms of the stay order. The payment/adjustment/stay does not prejudice the outcome of the appeals filed by the Group. The advance tax payments are recorded as advance tax payments under other assets.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

At March 31, 2014, the Group has assessed its contingent tax liability at an aggregate of Rs. 46,883.2 million (March 31, 2013: Rs. 41,080.8 million), mainly pertaining to income tax, service tax and sales tax/Value Added Tax demands by the Government of India’s tax authorities for past years. The Group has appealed each of these tax demands. Based on consultation with counsel and favorable decisions in the Group’s own or other cases as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly has not provided for these tax demands at March 31, 2014. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by the Group.

In the Group’s assessment of sales tax/Value Added Tax aggregating to Rs. 2,915.5 million, the Group has appealed the tax demands and expects a favorable outcome based on opinions from counsels and decisions in own/other cases. Of the total demand, Rs. 1,339.6 million pertains to Value Added Tax on disposal of repossessed assets whereby the Group has relied on opinion from counsel confirming that the Bank only facilitates the disposal of repossessed assets for recovery of its loan from the borrower and cannot be regarded as a seller of repossessed assets. The other disputed issues mainly pertain to tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank and bullion related matters pertaining to procedural issues like submission of statutory forms.

In the Group’s assessment of service tax aggregating to Rs. 3,062.0 million, the disputed issues mainly pertain to the demands alongwith interest and penalty issued by the service tax authorities. Of the total demand, Rs. 1,537.0 million pertains to life insurance company for levy of service tax on receipt of surrender/foreclosure charges under unit linked insurance plans or life insurance plans, Rs. 726.3 million pertains to venture capital funds in respect of retention of contribution received by the Fund, treated as fees received in lieu of management services rendered by them whereby we are relying on favorable opinion from counsel and Rs. 591.8 million pertains to the Bank mainly relating to interest charged on liquidity facilities provided to the trusts on securitized loan portfolio and income received from merchant establishments on credit card acquiring transactions prior to May 2006. The balance amount of Rs. 206.9 million pertains to other Group entities. The Group believes that the tax authorities are not likely to be able to substantiate the above tax demands.

The Group's assessments of income tax and interest tax aggregating to Rs. 40,905.7 million includes appeals filed by the Group or the tax authorities where the Group is relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are detailed below:

Disallowance of expenses to earn tax free income of Rs. 14,096.1 million (March 31, 2013: Rs. 11,390.8 million) mainly relates to whether interest expenses can be attributed to earning tax-exempt income. The Group believes that no interest can be allocated thereto as there are no borrowings earmarked for investments in shares/tax free bonds and the interest free funds are sufficient to cover investments in the underlying tax free securities. The Group relies on the favorable opinion from counsel and favorable appellate decisions in similar cases.

Marked-to-market losses on derivatives of Rs. 11,237.6 million (March 31, 2013: Rs. 7,416.7 million) relates to the disallowance of marked-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Group relies on the favorable opinion from counsel and favorable appellate decisions in similar cases, which had allowed the deduction of marked-to-market losses from business income.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Depreciation on leased assets of Rs. 6,200.0 million (March 31, 2013: Rs. 5,307.4 million) relates to the disallowance of depreciation claims on leased assets by the tax authorities, by treating the lease transactions as loan transactions. The Group relies on favorable opinion from counsel and favorable appellate decisions in Group’s own case and other similar cases.

Taxability under section 41(4A) of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98 of Rs. 2,690.2 million (March 31, 2013: Rs. 2,690.2 million): The Group had maintained two special reserve accounts, which includes special reserve created up to assessment year 1997-98. Withdrawals from the account was assessed as taxable by the tax authorities for assessment years 1998-99 to 2000-01. The Group has received favorable orders in respect of the assessment year 1998-99 and 1999-00 but the income tax department has appealed against the favorable orders.

Based on judicial precedents in the Group’s and other cases and upon consultation with tax counsels the management believes that it is more likely than not that the Group’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

The above mentioned contingent liability does not include Rs. 39,852.1 million (March 31, 2013: Rs. 24,260.0 million) considered as remote. Of the total disputed tax demands classified as remote, Rs. 34,920.2 million pertains to the deduction of bad debts and levy of penalties which are pending before appellate authorities and are primarily covered by Apex Court decisions in other cases. Therefore it has not been disclosed as a contingent liability. The balance of Rs. 4,931.9 million pertains to disputed tax liability of life insurance company primarily due to non-allowance of set-off of brought forward business loss by the assessing officer against the shareholders income, which has been considered as income from other sources by the tax authorities. The same is classified as remote on the basis of favorable income tax appellate decisions in its own case. The consequence of inquiries initiated by the tax authorities are not quantified, as the Group believes that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities.

15. Litigation

A number of litigation and claims against the Group and its directors are pending in various forums. The claims on the Group mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantially high, actual cost of resolving litigations may be substantially different than the provision held. For cases where unfavorable outcome is deemed to be reasonably possible, it is not possible to make an estimate of the possible loss or range of possible losses due to the nature of the cases as explained above. The total amount of claims against the Group where an unfavorable outcome is deemed probable was Rs. 5,838.4 million and where unfavorable outcome is reasonably possible was Rs. 13,525.0 million at March 31, 2014. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

16. Segmental Information

The following table sets forth, the business segment results for the period ended March 31, 2014 prepared on the basis described in Schedule 18 note 11A.

                                                                                                                          Rupees in million
Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury		Other banking business		Life insurance		General insurance		Others		Inter segment adjustment	Total
1	Revenue	274,116.0	324,024.8	392,902.4		32,231.1		159,902.0		57,122.0		33,494.9		(478,154.7)	795,638.5
	External revenue	125,653.2	253,854.2	139,516.1		29,234.1		159,773.9		55,835.3		31,771.7		..	795,638.5
	Revenue from transfer pricing on external liabilities and other internal revenue	148,462.8	70,170.6	253,386.3		2,997.0		128.1		1,286.7		1,723.2		(478,154.7)	..
2	Segment results	18,295.2	65,886.3	52,565.0		9,031.5		15,292.4		5,202.4		9,784.2		(13,190.7)	162,866.3
3	Unallocated expenses														..
4	Operating profit (2) – (3)														162,866.3
5	Income tax expenses (net)/(net deferred tax credit)														46,095.1
6	Net profit1 (4) - (5)														116,771.2
	Other information
7	Segment assets	991,908.9	2,426,741.3	2,370,923.6		681,783.0		815,256.1		131,928.9		198,767.9		(196,843.6)	7,420,466.1
8	Unallocated assets2														54,790.7
9	Total assets (7) + (8)														7,475,256.8
10	Segment liabilities	2,388,971.3	1,048,445.5	2,408,594.4	3	672,409.6	3	816,826.0	3	135,456.3	3	201,397.4	3	(196,843.7)	7,475,256.8
11	Unallocated liabilities														..
12	Total liabilities (10) + (11)														7,475,256.8
13	Capital expenditure	5,765.3	628.6	18.8		190.5		804.7		347.5		299.9		..	8,055.3
14	Depreciation & amortization	4,357.2	1,044.3	12.5		488.5		468.4		496.9		350.7		(25.8)	7,192.7
1.	Includes share of net profit of minority shareholders.
2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2013.
                                                                                                                        Rupees in million
Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury		Other banking business		Life insurance		General insurance		Others		Inter segment adjustment	Total
1	Revenue	225,856.3	313,687.6	355,981.5		28,346.2		173,760.3		50,433.0		29,968.0		(435,988.9)	742,044.0
	External revenue	94,287.7	238,497.2	129,236.4		28,741.6		173,613.9		49,261.1		28,406.1		..	742,044.0
	Revenue from transfer pricing on external liabilities and other internal revenue	131,568.6	75,190.4	226,745.1		(395.4)		146.4		1,171.9		1,561.9		(435,988.9)	..
2	Segment results	9,545.5	66,188.6	36,613.3		6,410.1		15,696.5		2,816.8		7,817.3		(8,920.5)	136,167.6
3	Unallocated expenses														..
4	Operating profit (2) – (3)														136,167.6
5	Income tax expenses (net)/ (net deferred tax credit)														34,868.8
6	Net profit1 (4) - (5)														101,298.8
	Other information
7	Segment assets	729,750.3	2,269,628.7	2,275,315.5		528,156.9		751,970.8		115,962.4		191,259.5		(182,506.0)	6,679,538.1
8	Unallocated assets2														68,679.0
9	Total assets (7) + (8)														6,748,217.1
10	Segment liabilities	2,043,187.5	1,071,994.1	2,244,231.8	3	504,637.5	3	753,500.5	3	118,686.9	3	194,484.8	3	(182,506.0)	6,748,217.1
11	Unallocated liabilities														..
12	Total liabilities (10) + (11)														6,748,217.1
13	Capital expenditure	4,426.2	1,188.2	10.8		148.6		319.7		380.0		873.9		(187.6)	7,159.8
14	Depreciation & amortization	3,540.8	991.8	18.4		486.6		409.8		488.0		345.2		(25.8)	6,254.8
1.	Includes share of net profit of minority shareholders.
2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2012.
Rupees in million
Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury		Other banking business		Life insurance		General insurance		Others		Inter segment adjustment	Total
1	Revenue	197,112.7	261,713.1	301,868.5		25,138.6		176,203.5		43,301.6		29,698.1		(368,453.3)	666,582.8
	External revenue	87,321.3	194,646.5	112,876.7		25,041.5		175,964.4		42,299.8		28,432.6		..	666,582.8
	Revenue from transfer pricing on external liabilities and other internal revenue	109,791.4	67,066.6	188,991.8		97.1		239.1		1,001.8		1,265.5		(368,453.3)	..
2	Segment results	5,499.9	62,077.3	22,441.1		3,928.2		14,137.2		(3,952.1)		8,108.6		(5,373.7)	106,866.5
3	Unallocated expenses														..
4	Operating profit (2) – (3)														106,866.5
5	Income tax expenses (net)/ (net deferred tax credit)														27,490.2
6	Net profit1 (4) - (5)														79,376.3
	Other information
7	Segment assets	697,767.7	1,940,355.9	2,169,050.0		515,748.1		714,507.2		103,370.1		174,105.1		(188,245.7)	6,126,658.4
8	Unallocated assets2														66,210.6
9	Total assets (7) + (8)														6,192,869.0
10	Segment liabilities	1,766,275.9	876,508.2	2,237,617.8	3	501,918.2	3	716,543.7	3	105,251.5	3	176,999.4	3	(188,245.7)	6,192,869.0
11	Unallocated liabilities														..
12	Total liabilities (10) + (11)														6,192,869.0
13	Capital expenditure	3,215.5	462.7	6.2		324.0		1,052.2		765.2		272.0		..	6,097.8
14	Depreciation & amortization	3,544.7	1,236.3	21.2		576.5		555.8		445.8		356.8		(22.7)	6,714.4
1.	Includes share of net profit of minority shareholders.
2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).
3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

During the above periods, the Bank grew its overall balance sheet size. The Bank focused on select credit segments in the retail banking segment which resulted in growth in advances in retail banking segment during these periods.

The Bank pursued a conscious strategy of increasing the share of low cost current account and savings account deposits and re-balancing the funding mix. Accordingly, the Bank continued its strategy of increasing the share of low cost retail deposits, resulting in significant increase in retail deposits. The higher increase in deposits as compared to increase in advances resulted in higher increase in segment liabilities as compared to segment assets in retail business segment during these periods.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

17. Employee Stock Option Scheme

The following table sets forth, a summary of the Bank’s stock options outstanding at March 31, 2014.

	Number of shares	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	25,980,453	855.18	6.20	5,174.2
Add: Granted during the year	4,419,650	1,177.17
Less: Lapsed during the year	890,210	961.65
Less: Exercised during the year	1,405,540	530.56
Outstanding at the end of the year	28,104,353	918.68	5.90	9,564.5
Options exercisable	14,608,343	833.48	4.13	6,216.1

The following table sets forth, a summary of the Bank’s stock options outstanding at March 31, 2013.

	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	23,199,545	846.94	6.54	2,565.6
Add: Granted during the year	4,450,200	844.53
Less: Lapsed during the year	802,019	929.35
Less: Exercised during the year	867,273	511.63
Outstanding at the end of the year	25,980,453	855.18	6.20	5,174.2
Options exercisable	13,597,383	793.57	4.43	3,476.2

Total fair value of options vested for the year ended March 31, 2014, March 31, 2013 and March 31, 2012 was Rs. 1,267.8 million, Rs. 1,157.0 million and Rs. 924.5 million respectively.

Total aggregate intrinsic value of options exercised for the year ended March 31, 2014, March 31, 2013 and March 31, 2012 was Rs. 797.2 million, Rs. 456.4 million and Rs. 431.7 million respectively.

 The total compensation cost related to non-vested awards not yet recognized at March 31, 2014 and March 31, 2013 was Rs. 2,124.1 million and Rs. 2,226.6 million respectively and the weighted-average period over which it is expected to be recognized was 2.49 years and 2.46 years respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a summary of stock options exercisable at March 31, 2014.

Range of exercise price (Rupees per share)	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
300-599	3,702,278	487.34	2.17	2,856.9
600-999	9,333,135	924.83	4.42	3,118.9
1,000-1,399	1,572,930	1106.22	7.04	240.3

The following table sets forth, a summary of stock options exercisable at March 31, 2013.

Range of exercise price (Rupees per share)	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
105-299	12,675	132.05	0.07	11.6
300-599	4,423,618	476.85	2.86	2,514.2
600-999	8,249,000	930.02	4.89	950.1
1,000-1,399	912,090	1,104.86	7.92	0.3

The following table sets forth, a summary of Bank’s unvested stock options outstanding at March 31, 2014.
	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2013	12,383,070	491.57
Add: Granted during the year	4,419,650	592.94
Less: Vested during the year	2,729,720	464.45
Less: Forfeited (unvested) during the year	576,990	513.34
Unvested at March 31, 2014	13,496,010	529.32

The following table sets forth, a summary of Bank’s unvested stock options outstanding at March 31, 2013.
	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2012	11,179,890	491.52
Add: Granted during the year	4,450,200	434.91
Less: Vested during the year	2,848,740	406.15
Less: Forfeited (unvested) during the year	398,280	468.24
Unvested at March 31, 2013	12,383,070	491.57

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options.

Year ended March 31,
	2014	2013	2012
Risk-free interest rate	7.60% to 9.12%	7.99% to 8.87%	7.99% to 9.07%
Expected life	6.35 years	6.35 years	6.35 to 6.98 years
Expected volatility	48.70% to 48.96%	48.99% to 49.55%	47.53% to 49.20%
Expected dividend yield	1.70% to 1.96%	1.52% to 1.96%	1.26% to 1.60%

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

18. Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet as per the format required by Regulation S-X.
 Rupees in million
	Year ended March 31,
	2014	2013	2012

Interest and dividend income	494,792.5	448,845.9	379,948.6
Interest expense	297,106.1	282,854.1	250,132.5
Net interest income	197,686.4	165,991.8	129,816.1
Provision for loan losses & others	27,373.9	19,234.0	12,889.7
Provision for investments	1,628.8	1,717.7	1,173.7
Net interest income after provision for loan losses and investments	168,683.7	145,040.1	115,752.7
Non-interest income	300,846.1	293,198.1	286,634.2
Non-interest expense	306,663.5	302,070.5	295,520.5
Income before income taxes, minority interest	162,866.3	136,167.7	106,866.4
Income tax expense	46,095.1	34,868.8	27,490.1
Income before minority interest	116,771.2	101,298.9	79,376.3
Less: Minority interest	6,357.5	5,262.7	2,947.0
Net income	110,413.7	96,036.1	76,429.3

	Year ended March 31,
	2014	2013	2012
Earnings per equity share: (Rs.)
Basic	95.65	83.29	66.33
Diluted	95.14	82.84	66.06
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	1,154	1,153	1,152
Diluted	1,159	1,157	1,156

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
	At March 31,
	2014	2013
Assets
Cash and cash equivalents	482,582.3	493,708.6
Investments1	2,676,094.4	2,556,666.8
Loans, net1,2	3,873,417.8	3,299,741.3
Property, plant and equipment3	55,055.6	54,734.6
Goodwill	1,432.3	1,432.3
Deferred tax asset (net)	9,297.8	26,806.0
Interest accrued, outstanding fees and other income	62,963.1	58,726.5
Assets held for sale	863.6	576.8
Other assets	313,549.9	255,824.2

Total assets	7,475,256.8	6,748,217.1

Liabilities
Interest-bearing deposits	3,151,480.4	2,768,000.0
Non-interest bearing deposits	443,646.4	379,705.3
Short-term borrowings and trading liabilities	552,303.5	548,325.2
Long-term debt	1,279,617.2	1,177,057.0
Redeemable preferred stock	3,500.0	3,500.0
Other liabilities	1,260,303.3	1,166,947.9

Total liabilities	6,690,850.8	6,043,535.4

Minority interest	20,107.6	17,057.6
Stockholders’ equity	764,298.4	687,624.1

Total liabilities and stockholders’ equity	7,475,256.8	6,748,217.1

1.	Includes financial securities amounting to Rs. 152,943.2 million pledged as security towards short-term borrowings amounting to Rs. 141,962.4 million.
2.	Includes loans amounting to Rs. 107,324.2 million pledged as security towards long-term borrowings amounting to Rs. 106,742.2 million.
3.	Includes property, plant and equipment amounting to Rs. 23.8 million, pledged in addition to negative lien on book debts as security, towards long-term borrowings amounting to Rs. 8,800.0 million.

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.
Rupees in million
	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves1	Other special reserves2

Balance at April 1, 2011	11,518.2	2.9	313,321.9	94,356.4	133,825.6
Proceeds from issue of share capital	9.5	..	654.0	..	..
Additions during the year	..	21.0	..	32,020.5	36,326.3
Deductions during the year	..	..	..	(2,225.3)	(7,066.0)
Balance at March 31, 2012	11,527.7	23.9	313,975.9	124,151.6	163,085.9

1. Includes revenue and other reserves and balance in profit and loss account.
2. Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements
 Rupees in million
	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves1	Other special reserves2

Balance at April 1, 2012	11,527.7	23.9	313,975.9	124,151.6	163,085.9
Proceeds from issue of share capital	8.7	..	516.5	..	..
Additions during the year	..	20.9	..	41,412.8	35,083.3
Deductions during the year	..	..	..	(2,121.5)	(61.6)
Balance at March 31, 2013	11,536.4	44.8	314,492.4	163,442.9	198,107.6

1. Includes revenue and other reserves and balance in profit and loss account.
2. Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

Rupees in million
	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves1		Other special reserves2

Balance at April 1, 2013	11,536.4	44.8	314,492.4	163,442.9		198,107.6
Proceeds from issue of share capital	14.0	..	1,045.4	..		..
Additions during the year	..	20.9	..	44,886.6		47,540.1
Deductions during the year	..	..	..	(14,519.7	3)	(2,313.0)
Balance at March 31, 2014	11,550.4	65.7	315,537.8	193,809.8		243,334.7

1. Includes revenue and other reserves and balance in profit and loss account.
2. Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

3. Includes Rs. 14,192.3 million utilized for creation of deferred tax liability on balance in Special Reserve at March 31, 2013 in accordance with Reserve Bank of India circular dated December 20, 2013.

The following table sets forth, for the periods indicated, the movement in profit and loss account.
 Rupees in million
	March 31, 2014	March 31, 2013	March 31, 2012

Balance at the beginning of the year	103,294.6	68,048.8	40,077.7
Additions during the year	110,413.7	96,036.1	76,429.4
Proposed dividend	(30,188.5)	(27,015.2)	(22,281.9)
Deductions during the year	(38,044.2)	(33,775.1)	(26,176.4)
Balance at the end of the year	145,475.6	103,294.6	68,048.8

The cash flow statement is in compliance with the requirements of IAS 7 – Cash Flow Statements.

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statement.
     Rupees in million
	Year ended March 31,
	2014	2013	2012

Conversions of loans to shares	3,591.9	1,176.1	8,493.8
Interest paid	287,917.7	284,851.3	248,148.7

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

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.
Rupees in million
	At March 31, 2014		At March 31, 2013
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Financial assets
Cash and balances with Reserve Bank of India	220,969.3	220,969.3	193,062.0	193,062.0
Balances with banks and money at call and short notice	261,613.0	261,613.0	300,646.5	300,646.5
Investments	2,676,094.4	2,635,486.9	2,556,666.8	2,559,776.2
Advances	3,873,417.8	3,863,829.3	3,299,741.3	3,270,295.8
Other assets	329,443.4	329,443.4	272,741.9	272,741.9
Total	7,361,537.9	7,311,341.9	6,622,858.5	6,596,522.4

Financial liabilities
Interest-bearing deposits	3,151,480.4	3,169,837.1	2,768,000.1	2,787,973.4
Non-interest-bearing deposits	443,646.4	443,646.4	379,705.3	379,705.3
Borrowings1	1,835,420.7	1,858,378.0	1,728,882.2	1,756,133.6
Other liabilities and provisions	1,235,880.3	1,235,880.3	1,146,502.4	1,146,502.4
Total	6,666,427.8	6,707,741.8	6,023,090.0	6,070,314.7

1. Includes preference share capital with a carrying value of Rs. 3,500.0 million (March 31, 2013: Rs. 3,500.0 million).

20.	Differences between Indian GAAP and U.S. GAAP

The consolidated financial statements of the Group are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP.

The following tables summarize the significant adjustments to consolidated net income and stockholders’ equity which would result from the application of U.S. GAAP.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

1.  Net income reconciliation
 Rupees in million
	Note	Year ended March 31,
		2014	2013	2012
Consolidated profit after tax as per Indian GAAP excluding minority interests1		110,413.7	96,036.1	76,429.3

Adjustments on account of:

Allowance for loan losses	(a)	(8,720.4)	(1,349.5)	2,009.8

Business combinations	(b)	(776.8)	(1,127.4)	(1,953.6)

Consolidation2	(c)	(1,177.9)	1,916.6	1,445.5

Valuation of debt and equity securities	(d)	(5,796.8)	2,148.0	(428.2)

Amortization of fees and costs	(e)	6,869.6	9,009.3	369.0

Accounting for derivatives	(f)	382.1	229.5	(982.1)

Accounting for compensation costs	(g)	(2,193.8)	(1,814.6)	(1,714.0)

Accounting for securitization	(h)	(544.1)	5.2	(377.2)

Deferred tax benefit/(expense) 2	(i)	5,190.9	(4,001.7)	(3,987.8)

Others		(2,225.5)	..	..

Total impact of all adjustments		(8,992.7)	5,015.4	(5,618.7)

Net income as per U.S. GAAP attributable to ICICI Bank stockholders		101,421.0	101,051.5	70,810.7
Net income as per U.S. GAAP attributable to non-controlling interests1		887.5	541.0	440.6
Total net income as per U.S. GAAP		102,308.5	101,592.5	71,251.3

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		95.65	83.29	66.33

U.S. GAAP (consolidated)		87.86	87.64	61.45

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		95.14	82.84	66.06

U.S. GAAP (consolidated)		87.48	87.21	61.21
1.	Profit attributable to minority interests as per Indian GAAP was Rs. 6,357.5 million (March 31, 2013: Rs. 5,262.7 million and March 31, 2012: Rs. 2,947.0 million).
2.
Includes gain/(loss) of Rs. 1,108.4 million for year ended March 31, 2012 in ‘Consolidation’ and Rs. (279.7) million for the year ended March 31, 2012 in ‘Deferred taxes benefit/(expense)’ due to retrospective adoption of guidance given in Accounting Standards Update 2010-26 “Financial Services-Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” as issued by the Financial Accounting Standards Board (FASB) in October 2010.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2.  Stockholders’ equity reconciliation
Rupees in million
	Note	At March 31,
		2014	2013

Consolidated networth as per Indian GAAP excluding minority interests 1		764,298.5	687,624.1

Adjustments on account of:

Allowance for loan losses	(a)	(20,115.3)	(11,394.9)

Business combinations	(b)	30,833.2	31,808.4

Consolidation	(c)	6,884.7	9,468.8

Valuation of debt and equity securities	(d)	(36,978.3)	(236.9)

Amortization of fees and costs	(e)	(14,603.0)	(20,612.7)

Accounting for derivatives	(f)	2,722.2	2,316.8

Accounting for compensation costs	(g)	865.1	865.1

Accounting for securitization	(h)	289.1	542.5

Deferred taxes	(i)	38,666.2	10,239.1

Others	(j)	(62.2)	(62.2)

Proposed dividend	(k)	29,082.1	26,007.9

Total impact of all adjustments		37,583.8	48,941.9

ICICI Bank stockholders’ equity as per U.S. GAAP		801,882.3	736,566.0
Non-controlling interests1		1,480.7	1,507.2
Total equity as per U.S. GAAP		803,363.0	738,073.2

1.	Networth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 20,107.6 million (March 31, 2013: Rs. 17,057.6 million).

a)   Allowance for loan losses

The differences in the allowance for loan losses between Indian GAAP and U.S. GAAP are primarily on account of:

i.
Difference in the discount rates used for computing allowances created on restructured assets, including allowances on certain loans transferred to asset reconstruction companies not accounted for as a sale under U.S. GAAP.

ii.
Allowances for loan losses created on other impaired loans made in accordance with FASB ASC Topic 450, “Contingencies” and FASB ASC Topic 310, “Receivables” under U.S. GAAP and graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by Reserve Bank of India guidelines under Indian GAAP for the Bank.

iii.
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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Allowances on restructured loans

Under Indian GAAP, the provision on restructured loans is required to be equal to the difference between the fair value of the loan before and after restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged under the loan’s restructured terms and the principal. Both sets of cash flows are discounted at the Bank’s Base Rate plus the appropriate term premium and credit risk premium for the borrower category or other applicable rate.

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

Under Indian GAAP, loan accounts subjected to restructuring are upgraded to the standard category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms and the borrower gets reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. The period of one year is from the commencement of the first payment of principal or interest whichever is later on the credit facility with the longest period of moratorium under the restructured terms. However, the process of up-gradation under U.S. GAAP is not rule-based and the timing of up-gradation may differ across individual loans.

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

Under Indian GAAP, the allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. The provisioning requirement is a uniform rate of 0.4% for all standard assets except –
•	direct advances to agricultural and the Small and Micro Enterprise sectors, which attract a provisioning requirement of 0.25%,
•	advances to commercial real estate residential and non-residential sectors which attract a provisioning requirement of 0.75% and 1.0% respectively,
•
housing loans, where such loans are made at comparatively lower interest rates for the first years of the loan after which the rates are reset at higher rates, which attract a provisioning requirement of 2.0%.

In May 2011, the Reserve Bank of India increased the standard asset provisioning on restructured loans to 2.0% in the first two years from the date of restructuring. Loans restructured with a moratorium on payment of interest/principal attract a standard asset provision of 2.0% for the period covering the moratorium and two years thereafter. Restructured accounts classified as non-performing advances when upgraded to the standard category carry a provision of 2.0% in the first year from the date of up-gradation. In November 2012, Reserve Bank of India increased the standard asset provision on restructured loans from 2.00% to 2.75%. Standard asset provisions on accounts restructured after June 1, 2013 was increased to 5.0%. The standard asset provision required on accounts restructured before June 1, 2013 was increased to 3.5% from March 31, 2014, and would be further increased to 4.25% from March 31, 2015 and 5.0% from March 31, 2016.

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

The Bank transfers certain impaired loans to borrower specific funds/trusts managed by asset reconstruction companies in exchange for security receipts issued by the funds/trusts, as part of the strategy for resolution of non-performing assets. The funds/trusts have been set up by the asset reconstruction companies under enacted debt recovery legislation in India and they aim to improve the recoveries of banks on non-performing assets by aggregating lender interests and speeding up the enforcement of security interests by lenders. While under Indian GAAP, such transfers are recognized as a sale, under U.S. GAAP these transfers are not recognized as a sale due to the following reasons:

• Certain transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing”.

• Certain transfers were impacted by FASB ASC Subtopic 810-10,“Consolidation – overall”. The funds/trusts to which these loans have been transferred are variable interest entities within the definition contained in ASC Subtopic 810-10. As the Bank is the ‘Primary Beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities.

The following table sets forth, for the periods indicated, the difference in aggregate allowances for loan losses between Indian GAAP and U.S. GAAP as attributable to the aforementioned reconciling items.

                                                                                                                                              Rupees in million

Reconciling items	Year ended March 31,
	2014	2013	2012
Differences due to provision on loans classified as troubled debt restructuring under U.S. GAAP (includes cases transferred to asset reconstruction company)	14.4	3,913.0	2,976.4

Differences due to provisions on loans classified as other impaired under U.S. GAAP1	(5,946.3)	(4,982.6)	(260.1)

Differences due to provisions created on performing assets	(2,788.5)	(279.9)	(706.5)

Total difference in allowance for loan losses	(8,720.4)	(1,349.5)	2,009.8

1. Includes provision on smaller balance homogeneous loans.

The differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, as described above, result in timing differences in the recognition of such losses.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The movement in the difference in provisions under Indian GAAP and U.S. GAAP on loans classified as troubled debt restructuring primarily reflects the timing difference in the provision made. The provisions on “other impaired loans” increased during fiscal 2013 and fiscal 2014 due to higher provision on commercial loans under U.S. GAAP as compared to Indian GAAP. The provision on commercial loans increased under U.S. GAAP as compared to Indian GAAP due to higher additions to non-performing loans during the year.

During fiscal 2014, provision on performing loans under U.S. GAAP increased as compared to Indian GAAP primarily due to increase in overall loan portfolio and credit rating downgrades for certain loans.

The cumulative provisions under U.S. GAAP at March 31, 2014 continue to be higher than the cumulative provisions held under Indian GAAP as shown in the statement of stockholders’ equity reconciliation.

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

During fiscal 2011, ICICI Bank acquired Bank of Rajasthan Limited through exchange of common stock. The acquisition of the Bank of Rajasthan Limited was accounted for under Indian GAAP as per the Reserve Bank of India approved scheme of merger. Under Indian GAAP, the purchase consideration was determined to be Rs. 341.8 million based on the paid-up value of common stock issued. Under U.S. GAAP, the purchase consideration was determined as the fair value of total consideration transferred, based on ASC Topic 805, at Rs. 32,929.6 million. The impact of this, and some other non-significant factors relating to the accounting of business combinations, resulted in an increase in reconciliation differences of Rs. 32,682.7 million in stockholders’ equity reconciliation due to accounting of business combinations for acquisition of Bank of Rajasthan in fiscal 2011. Under U.S. GAAP, goodwill of Rs. 27,120.9 million and definite life intangible assets of Rs. 3,898.0 million have been recorded. The acquisition of the Bank of Rajasthan was determined not to have been a material acquisition based on the Regulation S-X criteria. Under Indian GAAP, no goodwill and intangible assets were recognized as per scheme of merger approved by the Reserve Bank of India. Under U.S. GAAP goodwill and intangible assets were recognized based on purchase method of accounting under ASC 805.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under U.S. GAAP subsequent to the adoption of ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2014.

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

Rupees in million

Reconciling items	Year ended March 31,
	2014	2013	2012
Amortization of intangibles	(848.3)	(961.9)	(1,692.3)
Others	71.5	(165.5)	(261.3)
Total difference in business combinations	(776.8)	(1,127.4)	(1,953.6)

c)	Consolidation

The differences on account of consolidation are primarily on account of:

1.	Consolidation of insurance subsidiaries;
2.	Equity affiliates and majority owned subsidiaries; and
3.	Consolidation of variable interest entities.

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
Rupees in million

Reconciling items	Year ended March 31,
	2014	2013	2012
Profit/(loss) as per U.S. GAAP for insurance subsidiaries (1)	19,175.2	20,451.5	9,470.6
Less: Profit/(loss) as per Indian GAAP for insurance subsidiaries	20,769.5	18,016.1	9,678.0
Net reconciliation difference for insurance subsidiaries (2)	(1,594.3)	2,435.4	(207.4)
Profit/(loss) from insurance subsidiaries attributable to the	(1,164.3)	1,788.4	(133.9)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Reconciling items	Year ended March 31,
	2014	2013	2012
Group(3)
Profit/(loss) from equity affiliates and majority owned subsidiaries	(1,609.4)	(1,025.0)	(1,061.8)
Profit/(loss) on consolidation of variable interest entities and special purpose entities(4)	1,595.8	1,153.2	2,641.2
Total differences in consolidation	(1,177.9)	1,916.6	1,445.5

1.
Includes the impact of retrospective adoption of guidance given in Accounting Standards Update 2010-26 “Financial Services-Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” as issued by the Financial Accounting Standards Board (FASB) in October 2010 for the year ended March 31, 2012.

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

Rupees in million
Reconciling items	Year ended March 31,
	2014	2013	2012
Profit/(loss) as per Indian GAAP	15,655.9	14,958.3	13,841.3
Adjustments on account of
Difference in statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost(1)	3,708.6	3,905.9	3,028.0
Actuarial reserves on lapsed policies	(1,304.1)	(3,114.7)	(1,986.0)
Compensation costs	33.6	22.9	(74.2)
Unrealized gain/(loss) on trading portfolio of participating funds	(1,397.0)	1,577.5	(866.3)
Deferred taxes(1)	(141.1)	(897.5)	(129.3)
Others	(3.0)	(3.0)	(2.9)
Profit/(loss) as per U.S. GAAP	16,552.9	16,449.4	13,810.6

1.
Includes gain/(loss) of Rs. 1,468.9 million for year ended March 31, 2012 due to retrospective adoption of guidance given in Accounting Standards Update 2010-26 “Financial Services-Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” as issued by the Financial Accounting Standards Board (FASB) in October 2010.

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

Amortization of deferred acquisition cost

Under Indian GAAP, acquisition cost is charged to the revenue account in the year in which it is incurred whereas under U.S. GAAP, the same is deferred over the policy term. The deferred acquisition costs are amortized in proportion to premium revenue recognition for traditional insurance products and based on the present value of estimated gross profits (EGP) for unit linked and universal life products. Under U.S. GAAP, until fiscal 2012, the expenses that varied with and were primarily related to the acquisition of new business were carried as deferred acquisition cost. This deferred acquisition cost was capitalized and amortized in accordance with ASC Topics 944-30-30, 944-30-35 and 944-30-45. During fiscal 2013, the life insurance subsidiary has adopted the guidance given in Accounting Standards Update 2010-26 “Financial Services-Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” as issued by the Financial Accounting Standards Board (FASB) in October 2010. This guidance modifies the definition of the types of costs incurred by insurance entities that can be capitalized in the acquisition of new and renewal contracts. Accordingly, only certain acquisition costs specified in Accounting Standards Update 2010-26 can be deferred that are related directly to the successful acquisition of new or renewal insurance contracts. The Update also gives guidance on criteria for capitalization of portion of the employee’s total compensation and other costs related directly to the acquired contracts.

The life insurance subsidiary had applied the above guidance retrospectively with effect from April 1, 2010. Consequently, certain acquisition costs previously capitalized by the subsidiary are no longer eligible for deferment, which include portion of compensation paid to frontline staff and certain policy issuance processing costs. As a result of adoption of the new guidance in fiscal 2013, the cumulative effect of adjustment was a decrease in the shareholders’ equity of life insurance subsidiary at April 1, 2010 amounting to Rs. 11,009.4 million, of which the decrease attributable to the Group was Rs. 8,134.8 million.

ii)	Actuarial reserves on lapsed policies

Under U.S. GAAP, certain actuarial reserves on lapsed policies created in earlier years are released through the profit and loss account. The release of such actuarial reserves has been accounted as funds for future appropriations as a balance sheet item under Indian GAAP in accordance with the instructions received from the Insurance Regulatory and Development Authority and is recognized in profit and loss account on expiry of reinstatement period.

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

Retirement benefit cost

Under Indian GAAP, all actuarial gains/losses to be recognized on the balance sheet of the enterprise in the year in which they arise through suitable credit/debit in the profit and loss account of the year. Under U.S. GAAP, actuarial gains/losses are accounted in Other Comprehensive Income. Subsequently cumulative actuarial gain/loss lying in the Other Comprehensive Income which is over and above 10% corridor is amortized through profit and loss account.

iv)	Unrealized gain/(loss) on trading portfolio of participating funds

Under Indian GAAP, accounting for investments is in accordance with the guidelines issued by the Insurance Regulatory and Development Authority, which do not allow the unrealized gain to be routed through the revenue account except in the case of linked businesses. Under U.S. GAAP, as per the requirements of FASB ASC Topic 320 “Investments-Debt and Equity Securities”, unrealized gain/(loss) on investments classified as held for trading is taken to the revenue account.

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

Rupees in million
Reconciling items	Year ended March 31,
	2014	2013	2012
Profit as per Indian GAAP	5,113.6	3,057.8	(4,163.3)
Adjustments on account of
Provision for re-insurance commission	(1,419.8)	(1,543.2)	(271.4)
Amortization of deferred acquisition costs(1)	348.0	503.5	(17.2)
Premium deficiency	17.3	1,205.8	(606.2)
Compensation costs	(39.7)	(9.1)	(108.6)
Deferred taxes(1)	(1,426.7)	(235.1)	1,800.5
Others	29.6	1,022.4	(973.8)
Profit/(Loss) as per U.S. GAAP	2,622.3	4,002.1	(4,340.0)

1.
Includes gain/(loss) of Rs. 32.1 million for the year ended March 31, 2012 due to retrospective adoption of guidance given in Accounting Standards Update 2010-26 “Financial Services-Insurance (Topic 944): Accounting for Costs Associated with Acquiring or Renewing Insurance Contracts” as issued by the Financial Accounting Standards Board (FASB) in October 2010.

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

The general insurance subsidiary has applied the new guidance retrospectively with effect from April 1, 2010. Consequently, certain acquisition costs previously capitalized by the subsidiary are no longer eligible for deferment. As a result of adoption of the new guidance in fiscal 2013, the cumulative effect of adjustment was a decrease in the shareholders’ equity of general insurance subsidiary at April 1, 2010 amounting to Rs. 134.2 million of which the decrease attributable to the Group was Rs. 98.7 million.

iii)	Premium deficiency

Under Indian GAAP, premium deficiency is recognized if the sum of the expected claims costs, related expenses and maintenance costs exceed related unearned premiums. Indian regulations require assessment and recognition of premium deficiency at company level (uptill fiscal 2013 under “Fire”, “Marine”, “Miscellaneous” segments). Under U.S. GAAP a premium deficiency for each line of business is assessed and recognized in the revenue account if the sum of expected claim costs and claims adjustment expenses, expected dividends to policyholders, un-amortized acquisition costs and maintenance costs exceed related unearned premiums.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Retirement benefit cost

Under Indian GAAP, all actuarial gains/losses to be recognized on the balance sheet of the enterprise in the year in which they arise through suitable credit/debit in the profit and loss account of the year. Under U.S. GAAP, actuarial gains/losses are accounted in Other Comprehensive Income. Subsequently cumulative actuarial gain/loss lying in the Other Comprehensive Income which is over and above 10% corridor is amortized through profit and loss account.

v)	Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of:

i.	Tax impact of all U.S. GAAP adjustments;

ii.
Under Indian GAAP, deferred tax assets or liabilities are created based on substantively enacted tax rates, whereas under U.S. GAAP, these are created on enacted tax rates in force at the balance sheet date.

iii.
Under Indian GAAP, deferred tax assets on unabsorbed depreciation or carried forward losses are recognized only if there is virtual certainty of realization of such assets, whereas under U.S. GAAP it is recognized based on more-likely-than-not criteria.

vi)	Others

Under Indian GAAP, provision for insurance claim on third party commercial vehicles was made based on Insurance Regulatory and Development Authority guidelines. Under U.S. GAAP, provision is made based on management estimate and loss experience of commercial vehicles.

Under Indian GAAP, the Group has not consolidated certain entities in which investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall”. Under Indian GAAP, investment in 3i Infotech Limited was not accounted as per equity method based on the severe long-term restrictions on 3i Infotech Limited under restructuring arrangement that impair the ability of 3i Infotech Limited to transfer funds to its investors and the Group’s continued intention to reduce the stake in 3i Infotech Limited below 20% in the future. However, under U.S. GAAP, this entity has been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investments – Equity Method and Joint Ventures”. The loss pick up for 3i Infotech for the year ended March 31, 2014 and March 31, 2013 amounted to Rs. 1,176.5 million and Rs. 1,423.4 million respectively under U.S. GAAP.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under Indian GAAP, securitized assets are derecognized from the Bank’s books. As such, with respect to securitization transactions entered into before February 1, 2006, the Bank accounted for any profits or losses arising from securitization upfront at the time of securitization. However, in accordance with the Reserve Bank of India guidelines for securitization, for securitization transactions entered into after February 1, 2006, the Bank accounted for any losses immediately at the time of securitization but amortized any profits over the life of the securities issued or to be issued by the QSPEs. The Bank also provides credit enhancement to the QSPEs against delinquencies on securitized assets. Under Indian GAAP, effective February 1, 2006, the recognition of losses is based on the extent of utilization of credit enhancement extended to QSPEs.

Due to these differences in the Bank’s accounting of securitization transactions, the timing of recognition of income and provision for loan losses differ under U.S. GAAP and Indian GAAP.

The Bank recognized a gain of Rs. 3,102.6 million for the year ended March 31, 2012 under U.S. GAAP, but not under Indian GAAP, due to higher loan loss recognized under Indian GAAP. However, provisions on loan losses declined in fiscal 2013 under Indian GAAP, resulting in lower gain of Rs. 1,411.4 million under U.S. GAAP as compared to Indian GAAP in fiscal 2013. Further in fiscal 2014, there was a gain in Indian GAAP resulting in significant decline of gain in U.S. GAAP to Rs. 186.4 million. However, the cumulative impact of securitization accounting under U.S. GAAP continues to result in lower stockholder’s equity as compared to Indian GAAP as of March 31, 2014. The Bank made higher provisions and recognized lower profits under U.S. GAAP in earlier years. There has been significant decline in securitized loan portfolio due to repayments and maturity of trusts and no new additional securitization activities have been undertaken by the Bank in last few years.

The Bank has extended loans to overseas entities for secondary market purchase of Foreign Currency Convertible Bonds (FCCBs) issued by Indian companies, in accordance with the contractual terms. These entities are not consolidated under Indian GAAP. Under U.S. GAAP, these entities are consolidated as VIE. The Bank has recorded a loss of Rs. 461.4 million, Rs. 258.1 million and Rs. 1,327.3 million under U.S. GAAP for the year ended March 31, 2012, March 31, 2013 and March 31, 2014 respectively due to consolidation of these VIEs. However, under Indian GAAP, the Bank recorded an allowance for loan losses against loans extended to these VIEs in fiscal 2014, resulting in a net gain of Rs. 1,409.4 million for the year ended March 31, 2014 under U.S. GAAP as compared to Indian GAAP.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under Indian GAAP, premium over the face value of fixed rate and floating rate securities under held to maturity category is amortized over the remaining period to maturity on an effective constant yield basis and straight line basis respectively. Any premium over the face value of fixed rate and floating rate investments in government securities classified under available for sale category is amortized over the remaining period to maturity on constant yield basis and straight line basis respectively. Under U.S. GAAP, the income as per interest method is arrived by amortization/accrual of premium/discount on the face value of debt securities over the remaining period to maturity on an effective interest rate basis.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for valuation of debt and equity securities under Indian GAAP and U.S. GAAP.

Rupees in million
Reconciling items	Year ended March 31,
	2014	2013	2012
Impact of differences in mark-to-market accounting for held for trading and available for sale securities	(1,535.2)	1,771.9	1,085.6
Other than temporary impairment on AFS securities under U.S. GAAP	(2,315.3)	(2,633.9)	(5,038.3)
Unrealized gain/loss in venture funds recognized in reserve & surplus under Indian GAAP, which is accounted for in net income under U.S. GAAP	(119.9)	91.7	365.6
Impact of currency revaluation on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in other comprehensive income under U.S. GAAP	(2,491.7)	933.8	1,066.3
Others	665.3	1,984.5	2,092.6
Total	(5,796.8)	2,148.0	(428.2)

e)	Amortization of fees and costs

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

Retirement benefit cost

Under Indian GAAP, all actuarial gains/losses are recognized on the balance sheet of the enterprise in the year in which they arise through suitable credit/debit in the profit and loss account of the year. Under U.S. GAAP, actuarial gains/losses are accounted in Other Comprehensive Income. Subsequently cumulative actuarial gain/loss lying in the Other Comprehensive Income which is over and above 10% corridor is amortized through profit and loss account.

 The following table sets forth, for the periods indicated, the differences in net income arising from accounting for amortization of fees and costs under Indian GAAP and U.S. GAAP.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
Reconciling items	Year ended March 31,
	2014	2013	2012
Loan origination fees and costs	6,766.1	6,797.0	(1,915.5)
Retirement benefit costs	268.0	2,021.8	2,224.9
Amortization of other costs	(164.5)	190.6	59.6
Total differences in amortization of fees and costs	6,869.6	9,009.3	369.0

The amortization of loan origination fees and costs resulted in higher income under U.S. GAAP as compared to Indian GAAP by Rs. 6,766.1 million in fiscal 2014 and by Rs. 6,797.0 million in fiscal 2013 as compared to lower income of Rs. 1,915.5 million in fiscal 2012.

The loan origination fees declined in fiscal 2013 and fiscal 2014 as compared to fiscal 2012. Further, higher amortization of previous years’ cumulative unamortized fees resulted in positive impact under U.S. GAAP as compared to Indian GAAP during fiscal 2013 and fiscal 2014. The amortization of loan fees and costs was also positively impacted in fiscal 2014 under U.S. GAAP as compared to Indian GAAP due to higher direct loan origination costs in consumer loans reflecting an increase in business volume in these loans.

f)	Accounting for derivatives

Under Indian GAAP, the interest rate and exchange rate risks on some on-balance sheet assets and liabilities are hedged through swap contracts. The impact of such derivative instruments is correlated with the movement of underlying assets and liabilities and accounted pursuant to the principles of the hedge accounting. Hedged swaps are accounted for on an accrual basis except in the case of the overseas banking subsidiaries, where the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognized in the profit and loss account. All other outstanding forward exchange contracts are revalued and the resultant gains or losses are recognized in the profit and loss account.

Under U.S. GAAP, the Group accounts for its derivative transactions in accordance with the provisions of FASB ASC Topic 815 “Derivative and Hedging”. Accordingly certain derivative contracts classified as hedges under Indian GAAP may not qualify as hedges under U.S. GAAP and are accounted for as trading derivatives with changes in fair value being recorded in the income statement.

Under U.S. GAAP, the Group has designated certain derivatives as fair value and cash flow hedges of certain interest bearing assets and liabilities under ASC Topic 815. At the inception of a hedge transaction, the Group formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness of the hedge. In addition, the Group assesses both at the inception of the hedge and on an ongoing basis, whether the derivative used in the hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective. The Group assesses the effectiveness of the hedge instrument at inception and continually on a quarterly basis. The impact of changes in fair values of both the hedging instrument and the hedged item is included in the income statement. The Group has also designated certain forward contracts as hedging instruments for its certain original net investments in foreign operations which are accounted for in accordance with ASC Topic 815.

g)	Accounting for compensation cost

FASB ASC Topic 718, “Compensation – stock compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values. Under Indian GAAP, the Group follows the intrinsic value method to account for its stock-based

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements employees’ compensation plans. Compensation cost is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The Group has not recognized deferred tax on employee stock options.

h)	Accounting for securitization

Under U.S. GAAP, the Group accounts for gain on sale of loans securitized at the time of sale in accordance with FASB ASC Topic 860, “Transfers and Servicing”. As per ASC Topic 860, any gain or loss on the sale of the financial asset is accounted for in the income statement at the time of the sale. Under Indian GAAP, with effect from February 1, 2006, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. With effect from May 7, 2012, the profit/premium arising from securitization is amortized over the life of the transaction based on the method prescribed by Reserve Bank of India. Net loss arising on account of the sell-down securitization and direct assignment of loan assets is recognized at the time of sale. Further, the securitization transactions of mortgage loans by Bank’s Canadian subsidiary do not qualify as sale transactions as they do not meet the de-recognition criteria under Indian GAAP. Under U.S. GAAP, these securitization transactions have been accounted for as transfers as these satisfy the derecognition criteria under ASC Topic 860 “Transfers and Servicing”.

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

The Bank creates a Special Reserve through appropriation of profits, in order to avail of tax benefits available to the Bank as per the Income Tax Act, 1961. Such tax benefits are refundable if the Bank withdraws funds from the Special Reserve in future periods. A deferred tax liability was not being created on such Special Reserve as the Bank does not intend to ever withdraw from this Reserve and therefore differences between taxable income and accounting income were considered not to be temporary in nature. In fiscal 2014, the Reserve Bank of India advised all banks in India to create a deferred tax liability on the amount outstanding in Special Reserve, under Indian GAAP. The Reserve Bank of India further permitted banks to create such deferred tax liabilities on the Special Reserve outstanding at March 31, 2013 through reserves and the amount transferred to Special Reserve after April 1, 2013 through the income statement. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not created on Special Reserve based on the Bank’s continuing intention to not ever withdraw/utilize such Special Reserve and on an opinion from the legal counsel about non–taxability of such Special Reserve in the scenario of liquidation.

Under Indian GAAP, deferred tax assets on unabsorbed depreciation or carried forward losses are recognized only if there is virtual certainty of realization of such assets, whereas under U.S. GAAP it is recognized based on more-likely-than-not criteria.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the components of deferred tax in net income reconciliation.

Rupees in million
Reconciling items	Year ended March 31,
	2014	2013	2012
Deferred tax on undistributed earnings of subsidiaries and affiliates	(3,109.8)	(755.3)	(705.1)
Application of enacted tax rates in force at balance sheet date	1,490.8	(1,126.9)	(1,016.9)
Deferred tax on unabsorbed depreciation or carried forward losses	892.6	395.1	--
Deferred tax on special reserves	3,042.6	--	--
Tax impact of all U.S. GAAP adjustments over Indian GAAP	2,874.7	(2,514.6)	(2,265.8)
Total differences in deferred taxes	5,190.9	(4,001.7)	(3,987.8)

At March 31, 2014, the positive difference in the stockholders’ equity was Rs. 38,666.2 million (March 31, 2013: Rs. 10,239.1 million), of which Rs. (1,331.5) million was due to deferred tax on undistributed earnings of subsidiaries/affiliates/branches, Nil was due to enacted tax rates, Rs. 1,306.5 million was due to deferred tax on carried forward losses, Rs. 17,234.9 million was due to deferred tax on special reserves and Rs. 21,456.3 million was due to tax impact of other U.S. GAAP adjustments over Indian GAAP (March 31, 2013: Rs. 3,454.6 million, Rs. (1,126.9) million, Rs. 395.1 million, Nil and Rs. 7,516.3 million respectively).

The following table sets forth, for the periods indicated, the components of deferred tax in net income reconciliation of our life insurance subsidiary.
Rupees in million
Reconciling items	Year ended March 31,
	2014	2013	2012
Application of enacted tax rates in force at balance sheet date	(96.4)	(3.5)	..
Deferred tax on unabsorbed depreciation or carried forward losses	..	...	..
Tax impact of all U.S. GAAP adjustments over Indian GAAP	(44.7)	(894.0)	(129.3)
Total differences in deferred taxes	(141.1)	(897.5)	(129.3)

The following table sets forth, for the periods indicated, the components of deferred tax in net income reconciliation of our general insurance subsidiary.
Rupees in million
Reconciling items	Year ended March 31,
	2014	2013	2012
Application of enacted tax rates in force at balance sheet date	157.1	(12.5)	(38.8)
Deferred tax on unabsorbed depreciation or carried forward losses	(1,597.1)	(814.2)	1,519.0
Tax impact of all U.S. GAAP adjustments over Indian GAAP	13.3	591.6	320.3
Total differences in deferred taxes	(1,426.7)	(235.1)	1,800.5

j)	Others

Under Indian GAAP, on the disposal/partial disposal of a non-integral foreign operation, the cumulative/proportionate amount of the exchange differences which has been accumulated in the foreign

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements currency translation reserve and which refers to that operation are recognized as income or expenses in the same period in which the gain or loss on disposal is recognized. Under U.S. GAAP, gain or loss accumulated in the foreign currency translation reserve is recognized in the income statement only on complete/substantially complete disposal of a non-integral foreign operation.

k)	Dividend

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

The following table sets forth the Group’s involvement with consolidated and unconsolidated VIEs in which the Group holds significant variable interests at March 31, 2014.

Rupees in million
Particulars	Significant investment in unconsolidated VIEs	Investment in consolidated VIEs	Total investment in VIE assets (gross assets)
Funded
Mortgaged backed securitizations	..	9,629.3	9,629.3
Asset backed securitizations	..	..	..
Loans	..	809.2	809.2
Total funded	..	10,438.5	10,438.5
Non-funded
Mortgaged backed securitizations	..	..	..
Asset backed securitizations	..	..	..
Others	..	..	..
Total non-funded	..	..	..
Total	..	10,438.5	10,438.5

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the carrying amounts and classification of the consolidated assets and liabilities, in respect of VIEs and SPEs where the Group is primary beneficiary. The liabilities of the consolidated VIE are to be met from the proceeds of the consolidated assets and other support provided by the Bank in the form of credit enhancements and liquidity facilities. The creditors of the consolidated VIEs do not have recourse to the general credit of the Group.

 Rupees in million
Particulars	At March 31, 2014	At March 31, 2013
Cash	126.8	96.9
Investments	886.4	2,033.9
Loans	6,963.0	8,557.3
Others	0.9	5.6
Total assets	7,977.1	10,693.7
Borrowings	6,324.7	7,136.6
Other liabilities	23.2	111.3
Total liabilities	6,347.9	7,247.9

b)	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held for trading.
                                          Rupees in million
Debt securities	At March 31, 2014	At March 31, 2013
Government securities	65,128.5	72,982.6
Other debt securities	181,008.0	213,233.0
Total debt securities	246,136.5	286,215.6
Equity shares	554.1	146.8
Mutual funds	739.2	..
Total	247,429.8	286,362.4

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.
 Rupees in million
	At March 31, 2014
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	167,644.3	4,776.6	(1,888.4)	170,532.5
Government securities	995,709.5	755.1	(35,868.1)	960,596.5
Other securities	156,639.3	2,942.7	(1,814.9)	157,767.1
Total debt securities	1,319,993.1	8,474.4	(39,571.4)	1,288,896.1
Equity securities	3,364.3	1,329.5	(27.7)	4,666.1
Other securities	10,273.3	409.6	(360.7)	10,322.2
Total	1,333,630.7	10,213.5	(39,959.8)	1,303,884.4

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

The Group’s investments portfolio also contains investments held by its venture capital subsidiaries and investment in non-readily marketable securities and investment in affiliates. The fair value of investments held by the venture capital subsidiaries was Rs. 1,071.7 million and Rs. 1,167.2 million at March 31, 2014 and March 31, 2013 respectively. Non-readily marketable securities primarily represent securities acquired as a part of project financing activities or conversion of loans in debt restructurings. The investment in non-readily marketable securities and investment in affiliates was Rs. 66,661.8 million and Rs. 61,208.2 million at March 31, 2014 and March 31, 2013 respectively.

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

India-linked non-Rupee denominated bonds price is valued by discounting cash flows using rates published by Fixed Income Money Markets & Derivatives Association of India spreads corresponding to the domestic ratings of the issuer (capped at international sovereign rating). Some bonds and asset backed commercial paper have been valued at amortized cost net of impairment or based on prices available from Bloomberg which are developed using internal estimates and assumptions. A reduction in the expected cash flows of these instruments will adversely impact the value of these bonds. Similarly an increase in the interest rates or credit spreads will have an adverse impact on the value of these bonds. The value of retained interest in securitizations in Bank’s Canadian subsidiary, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, is similarly impacted by the amount and timing of cash flows from the underlying mortgage assets.

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

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2014 and the level of inputs used to measure those products.

                                             Rupees in million
Description	Level 1	Level 2	Level 3	Total
Investments
Equity securities	5,122.0	..	649.9	5,771.9
Government debt securities	92,665.3	933,059.7	..	1,025,725.0
Corporate debt securities	57,157.1	141,873.1	2,062.4	201,092.6
Mortgage and other asset backed securities	10,318.5	116.7	131,629.3	142,064.5
Funded credit derivatives	..	..	..	..
Others1	69,263.3	103,706.2	4,762.4	177,731.9
Total investments	234,526.2	1,178,755.7	139,104.0	1,552,385.9
Derivatives (positive mark-to-market)
Interest rate derivatives1	..	44,231.3	441.7	44,673.0
Currency derivatives (including foreign exchange derivatives)2	1,789.0	103,355.5	0.0	105,144.5
Equity derivatives	2.3	19.0	..	21.3
Un-funded credit derivatives	..	..	45.2	45.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Description	Level 1	Level 2	Level 3	Total
Total positive mark-to-market	1,791.3	147,605.8	486.9	149,884.0
Derivatives (negative mark-to-market)
Interest rate derivatives1	..	(29,727.6)	(442.6)	(30,170.2)
Currency derivatives (including foreign exchange derivatives)2	(1,423.9)	(101,994.3)	..	(103,418.2)
Equity derivatives	..	..	..	..
Un-funded credit derivatives	..	..	(39.0)	(39.0)
Total negative mark-to-market	(1,423.9)	(131,721.9)	(481.6)	(133,627.4)
Borrowing
Bonds	..	(457,301.3)	..	(457,301.3)
Total borrowings	..	(457,301.3)	..	(457,301.3)

1.	Includes primarily certificate of deposits, commercial paper, mutual funds and venture capital units.
2.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.
3.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2013 and the level of inputs used to measure those products.

Rupees in million
Description	Level 1	Level 2	Level 3	Total
Investments
Equity securities	5,137.9	..	1,968.5	7,106.4
Government debt securities	55,767.2	980,988.5	..	1,036,755.7
Corporate debt securities	76,865.3	169,101.9	3,531.5	249,498.7
Mortgage and other asset backed securities	8,724.1	189.6	67,690.3	76,604.0
Funded credit derivatives	..	..	803.5	803.5
Others1	75,042.7	120,880.4	3,794.3	199,717.4
Total investments	221,537.2	1,271,160.4	77,788.1	1,570,485.7
Derivatives (positive mark-to-market)
Interest rate derivatives1	..	49,783.1	326.2	50,109.3
Currency derivatives (including foreign exchange derivatives)2	554.2	81,984.5	1.4	82,540.1
Equity derivatives	..	..	..	..
Un-funded credit derivatives	..	..	109.5	109.5
Total positive mark-to-market	554.2	131,767.6	437.1	132,758.9
Derivatives (negative mark-to-market)
Interest rate derivatives1	..	(23,471.7)	(324.6)	(23,796.3)
Currency derivatives (including foreign exchange derivatives)2	(819.6)	(79,050.4)	(1.4)	(79,871.4)
Equity derivatives	..	..	..	..
Un-funded credit derivatives	..	..	(76.6)	(76.6)
Total negative mark-to-market	(819.6)	(102,522.1)	(402.6)	(103,744.3)
Borrowing
Bonds	..	(349,276.4)	..	(349,276.4)
Total borrowings	..	(349,276.4)	..	(349,276.4)

1.	Includes primarily certificate of deposits, commercial paper, mutual funds and venture capital units.
2.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.
3.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

For certain products, the valuations based solely on market participant quotes/spreads were considered inadequate due to relatively inactive markets and hence alternative valuation methodology has been used. The market for these instruments remains illiquid as on March 31, 2014 and the sole reliability of market quotes remain inadequate as on the reporting date. Bonds which have been identified as illiquid and are valued based on the prices of similar assets or at a weighted average price derived from market quotes and valuation models have been classified as Level 2 or Level 3 instruments based on inputs used in valuation.

Transfers between Levels of the fair value hierarchy

Corporate bonds of Rs. 10,308.4 million were transferred from Level 1 to Level 2 as these securities were valued based on internal valuation using market observable inputs at March 31, 2014 as compared to valuation based on quoted price at March 31, 2013. Corporate bonds of Rs. 2,067.5 million and other debt securities of Rs. 1,187.9 million were transferred from Level 2 to Level 1 as these securities were valued based on quoted price at March 31, 2014 as compared to valuation based on internal valuation model using market observable inputs at March 31, 2013.

Bonds of Rs. 620.0 million were transferred from Level 3 to Level 1 as these securities were valued based on quoted price at March 31, 2014. Investment in bonds of Rs. 584.9 million were transferred from Level 2 to Level 3 as these securities were valued based on using internal estimates and assumptions.

 Equity shares of Rs. 1,277.7 million were transferred from Level 3 to cost method equity securities as fair value of these securities was not readily determinable at March 31, 2014.

 Cost method equity shares of Rs. 24.0 million were transferred to Level 3 as fair value of these securities was determined for impairment provision at March 31, 2014.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements
The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2014.

                               Rupees in million
Description	Investments
	Equity securities	Corporate debt securities	Mortgage and other asset backed securities		Funded credit derivatives	Others	Total
Beginning balance at April 1, 2013	1,968.5	3,531.5	67,690.3		803.5	3,794.3	77,788.1
Total gains or losses (realized/unrealized)
-Included in earnings	(62.7)	(1,788.6)	..		..	65.8	(1,785.5)
-Included in other comprehensive income	(6.1)	27.3	1,222.8		..	2.8	1,246.8
Purchases/additions	150.8	3.6	86,559.1	1	..	1,405.5	88,119.0
Sales	(0.1)	(31.0)	..		..	(20.8)	(51.9)
Issuances	..	..	1,089.9		..	..	1,089.9
Settlements	(146.8)	..	(24,988.0)		(803.5)	(485.2)	(26,423.5)
Transfers in Level 3	24.0	584.9	..		..	..	608.9
Transfers out of Level 3	(1,277.7)	(620.0)	..		..	..	(1,897.7)
Foreign currency translation adjustment	..	354.7	55.2		..	..	409.9
Ending balance at March 31, 2014	649.9	2,062.4	131,629.3		..	4,762.4	139,104.0

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(62.8)	(1,800.0)	..		..	..	(1,862.8)

1.	Includes India-linked asset backed securities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2014.

Rupees in million
Description	Derivatives
	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2013	1.6	..	..	32.9	34.5
Total gains or losses(realized/unrealized)
-Included in earnings	(2.2)	..	..	(4.1)	(6.3)
-Included in other comprehensive income	..	..	..	..	..
Purchases	..	..	..	..	..
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	(0.3)	..	..	(22.6)	(22.9)
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	..	..	..	..	..
Foreign currency translation adjustment	..	..	..	..	..
Ending balance at March 31, 2014	(0.9)	..	..	6.2	5.3

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(2.2)	..	..	(4.1)	(6.3)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2013.

Rupees in million
Description	Investments
	Equity securities	Corporate debt securities	Mortgage and other asset backed securities		Funded credit derivatives	Others	Total
Beginning balance at April 1, 2012	524.2	3,572.7	6,525.4		1,484.2	3,938.2	16,044.7
Total gains or losses (realized/unrealized)
-Included in earnings	114.2	(454.9)	..		23.7	102.2	(214.8)
-Included in other comprehensive income	6.2	61.8	(0.2)		..	136.2	204.0
Purchases	1,337.0	375.3	65,238.8	1	..	569.9	67,521.0
Sales	(11.9)	(46.1)	..		..	(952.2)	(1,010.2)
Issuances	..	..	1,687.3		..	..	1,687.3
Settlements	..	(2,637.6)	(5,884.8)		(788.7)	..	(9,311.1)
Transfers in Level 3	..	2,473.3	..		..	..	2,473.3
Transfers out of Level 3	(1.6)	..	..		..	..	(1.6)
Foreign currency translation adjustment	0.4	187.0	123.8		84.3	..	395.5
Ending balance at March 31, 2013	1,968.5	3,531.5	67,690.3		803.5	3,794.3	77,788.1

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	116.8	..	..		23.7	..	140.5

1.	Includes India-linked asset backed securities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2013.

Rupees in million
Description	Derivatives
	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2012	(20.0)	..	..	(34.8)	(54.8)
Total gains or losses(realized/unrealized)
-Included in earnings	(44.4)	..	..	20.6	(23.8)
-Included in other comprehensive income	..	..	..	..	..
Purchases	..	..	..	..	..
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	71.2	..	..	47.1	118.3
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	..	..	..	..	..
Foreign currency translation adjustment	(5.2)	..	..	..	(5.2)
Ending balance at March 31, 2013	1.6	..	..	32.9	34.5

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(44.4)	..	..	20.6	(23.8)

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

  Rupees in million
	At March 31,
	2014	2013

Description of securities	Fair value	Fair value
Security receipts	714.7	615.7
Venture fund units	3,527.7	2,640.8
Total	4,242.4	3,256.5

d)	Loans

The following table sets forth the recorded investment in restructured loans at March 31, 2014.

 Rupees in million
	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	210,319.8	44,313.3	29,596.0	239,915.8
Consumer loans	6,693.1	5,556.7	..	6,693.1
Lease financing	..	..	..	..
Total	217,012.9	49,870.0	29,596.0	246,608.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the recorded investment in restructured loans at March 31, 2013.

Rupees in million
	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	122,029.6	33,979.2	36,884.0	158,913.6
Consumer loans	9,864.3	7,581.0	..	9,864.3
Lease financing	..	..	..	..
Total	131,893.9	41,560.2	36,884.0	168,777.9

The following table sets forth the recorded investment in other impaired loans at March 31, 2014.

 Rupees in million
	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	132,801.5	41,295.5	36,828.4	169,629.9
Consumer loans	34,304.8	24,482.5	..	34,304.8
Lease financing	..	..	..	..
Total	167,106.3	65,778.0	36,828.4	203,934.7

The following table sets forth the recorded investment in other impaired loans at March 31, 2013.

 Rupees in million
	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	52,085.4	28,182.8	39,690.7	91,776.1
Consumer loans	53,504.8	43,898.2	..	53,504.8
Lease financing	..	..	..	..
Total	105,590.2	72,081.0	39,690.7	145,280.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2014.

                         Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	44,313.3	2.2	..	44,315.5
Allowance for loan losses: collectively evaluated for impairment	..	5,554.5	..	5,554.5
Allowance for loan losses: loans acquired with deteriorated credit quality	..	..	..	..
Total	44,313.3	5,556.7	..	49,870.0
Recorded financing receivables
Individually evaluated for impairment	239,915.8	124.3	..	240,040.1
Collectively evaluated for impairment	..	6,568.8	..	6,568.8
Loan acquired with deteriorated credit quality	..	..	..	..
Total	239,915.8	6,693.1	..	246,608.9

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2013.

                         Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	33,979.2	1.6	..	33,980.8
Allowance for loan losses: collectively evaluated for impairment	..	7,579.4	..	7,579.4
Allowance for loan losses: loans acquired with deteriorated credit quality	..	..	..	..
Total	33,979.2	7,581.0	..	41,560.2
Recorded financing receivables
Individually evaluated for impairment	158,913.6	246.9	..	159,160.5
Collectively evaluated for impairment	..	9,617.4	..	9,617.4
Loan acquired with deteriorated credit quality	..	..	..	..
Total	158,913.6	9,864.3	..	168,777.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2014.

                         Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	41,295.5	3,638.7	..	44,934.2
Allowance for loan losses: collectively evaluated for impairment	16,783.7	23,856.6	..	40,640.3
Allowance for loan losses: loan acquired with deteriorated credit quality	..	..	..	..
Total	58,079.2	27,495.3	..	85,574.5
Recorded financing receivables
Individually evaluated for impairment	169,629.8	3,859.4	..	173,489.2
Collectively evaluated for impairment	2,024,710.2	1,369,153.8	..	3,393,864.0
Loan acquired with deteriorated credit quality	..	..	..	..
Total	2,194,340.0	1,373,013.2	..	3,567,353.2

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2013.

                         Rupees in million
Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	28,809.2	3,473.8	..	32,283.0
Allowance for loan losses: collectively evaluated for impairment	13,515.7	43,422.5	..	56,938.2
Allowance for loan losses: loan acquired with deteriorated credit quality	..	..	..	..
Total	42,324.9	46,896.3	..	89,221.2
Recorded financing receivables
Individually evaluated for impairment	161,978.3	4,071.7	..	166,050.0
Collectively evaluated for impairment	1,871,219.1	1,093,553.0	..	2,964,772.1
Loan acquired with deteriorated credit quality	..	..	..	..
Total	2,033,197.4	1,097,624.7	..	3,130,822.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth loans restructured during the year ended March 31, 2014.

Rupees in million
		Restructured loans involving changes in the amount and/or timing of
Particulars	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Total impact on P&L	Net restructured amount
Commercial loans	39	9,051.8	..	60,518.9	8,517.7	60,999.0
Consumer loans	719	38.5	..	165.1	9.7	193.9
Total	758	9,090.3	..	60,684.0	8,581.4	61,192.9

The following table set forth loans restructured during the year ended March 31, 2013.

Rupees in million
		Restructured loans involving changes in the amount and/or timing of
Particulars	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Total impact on P&L	Net restructured amount
Commercial loans	29	..	2,215.1	21,666.2	1,222.9	22,658.4
Consumer loans	15	..	..	246.9	1.6	245.3
Total	44	..	2,215.1	22,913.1	1,224.5	22,903.7

The following table sets forth restructured loans at March 31, 2014 and 2013, as well as loans that were restructured during a fiscal year and defaulted within the same or next fiscal year:

Rupees in million
Particulars	Balances at March 31, 2014	Payment default during the year ended March 31, 20141	Balances at March 31, 2013	Payment default during the year ended March 31, 20131
Commercial loans	239,915.8	16,759.4	158,913.6	3,085.6
Consumer loans	6,693.1	22.8	9,864.3	..
Total	246,608.9	16,782.2	168,777.9	3,085.6

1. Default is defined as 90 days past due.

e)	Equity affiliates

Under U.S. GAAP the Group accounts for its ownership interest in ICICI Prudential Life Insurance Limited (ICICI Life) and ICICI Lombard General Insurance Company Limited (ICICI General) by the equity method of accounting because of substantive participative rights held by the minority shareholders.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following tables set forth, for the periods indicated, the summarized balance sheets and statements of operations of these entities.

Rupees in million
Balance sheet	At March 31,
	2014		2013
	ICICI Life	ICICI General	ICICI Life	ICICI General

Cash and cash equivalents	13,466.1	1,059.4	15,944.0	1,145.9
Securities	181,702.3	92,934.5	147,823.3	75,451.5
Assets held to cover linked liabilities	602,654.3	..	573,885.9	..
Other assets	43,147.0	42,278.7	41,176.0	44,896.2

Total assets	840,969.7	136,272.6	778,829.2	121,493.6

Provision for linked liabilities	602,654.3	..	573,885.8	..
Other liabilities	180,134.1	113,735.0	151,214.7	101,539.0
Stockholders’ equity	58,181.3	22,537.6	53,728.7	19,954.6

Total liabilities and stockholders’ equity	840,969.7	136,272.6	778,829.2	121,493.6

Rupees in million
Statement of income	Year ended March 31,
	2014		2013
	ICICI Life	ICICI General	ICICI Life	ICICI General

Interest income	35,669.5	6,684.5	31,452.4	5,204.8
Interest expense	..	..	..	..
Net interest income	35,669.5	6,684.5	31,452.4	5,204.8
Insurance premium	124,286.5	43,558.7	135,382.4	40,096.9
Other non-interest income	58,240.0	2,669.7	36,884.6	1,461.7
Non-interest expense	(201,876.4)	(48,775.1)	(185,397.3)	(42,767.2)
Income tax (expense)/ benefit	233.3	(1,515.5)	(1,872.7)	5.9
Income/(loss), net	16,552.9	2,622.3	16,449.4	4,002.1

The following table sets forth, for the periods indicated, retained earnings of 3i Infotech Limited which is accounted for as equity affiliate by the Group.

Rupees in million
	At March 31,
	2014	2013
Retained earnings	(2,406.7)	(1,398.3)
Total retained earnings	(9,013.9)	(5,237.2)
% holding	26.7%	26.7%

The loss pick up for 3i Infotech for the year ended March 31, 2014 and March 31, 2013 amounted to Rs. 1,176.5 million and Rs. 1,423.4 million respectively. The aggregate market value of the investment in shares of 3i Infotech Limited at March 31, 2014 based on quoted market prices was Rs. 1,184.6 million.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

f)	Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under U.S. GAAP.

Rupees in million
		Year ended March 31,
		2014	2013

Goodwill		35,238.4	35,238.4
Accumulated amortization		(54.0)	(54.0)
Goodwill, net	(A)	35,184.4	35,184.4

Customer-related intangibles		10,410.1	10,410.1
Accumulated amortization		(9,719.5)	(8,906.5)
Customer related intangibles, net	(B)	690.6	1,503.5

Asset management and advisory intangibles	(C)	367.0	367.0
Operating lease		246.9	246.9
Accumulated amortization		(128.2)	(92.9)
Operating lease net	(D)	118.7	154.0
Goodwill and intangible assets, net	(A+B+C+D)	36,360.7	37,208.8

The following table sets forth, for the periods indicated, the changes in goodwill under U.S. GAAP.

 Rupees in million
	Year ended March 31,
	2014	2013

Opening balance	35,184.4	35,184.4
Goodwill disposed off during the period	..	..
Goodwill addition during the period	..	..
Closing balance	35,184.4	35,184.4

The following table sets forth, for the periods indicated, the changes in intangible assets under U.S. GAAP.

 Rupees in million
	Year ended March 31,
	2014	2013
Opening balance	1,657.4	2,619.4
Amortization	(848.3)	(961.9)
Disposal	..	..

Closing balance	809.1	1,657.4

The following table sets forth, for the periods indicated, the estimated amortization schedule for intangible assets under U.S. GAAP, on a straight line basis, for the next five years.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million
Year ended March 31	Amount

2015	490.3
2016	182.3
2017	123.6
2018	12.9
Total	809.1

The Group has assigned goodwill to reporting units. The Group tests its goodwill for impairment on annual basis at a reporting unit level. No goodwill impairment was recorded during the year ended March 31, 2014 and March 31, 2013. Fair value of the reporting units was derived by applying comparable companies multiples method. Under this method, fair value of the reporting units are arrived at by multiplying future maintainable profits of the reporting units with the price earnings multiple.

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

The following table sets forth, for the periods indicated, the funded status of the plans and the amounts recognized in the financial statements.

 Rupees in million
	Year ended March 31,
	2014	2013

Change in benefit obligations
Projected benefit obligations at the beginning of the year	5,820.6	5,313.6
Add: Adjustment for exchange fluctuation on opening obligations	5.8	3.8
Adjusted opening obligations	5,826.4	5,317.4
Service cost	501.5	382.9
Interest cost	513.8	491.6
Acquisition/(Divestitures)	(8.8)	4.4
Plan amendments	..	0.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Year ended March 31,
	2014	2013
Benefits paid	(643.0)	(710.1)
Actuarial (gain)/loss on obligations	(39.5)	333.8

Projected benefit obligations at the end of the year	6,149.5	5,820.6

Change in plan assets
Fair value of plan assets at the beginning of the year	5,682.2	5,185.2
Acquisition/(Divestitures)	(8.8)	5.3
Actual return on plan assets	409.7	426.2
Employer contributions	455.5	775.5
Benefits paid	(643.0)	(710.1)
Plan assets at the end of the year	5,895.6	5,682.1

Funded status	(254.1)	(138.5)
Amount recognized, net	(254.1)	(138.5)

Accumulated benefit obligation at year-end	3,965.5	3,900.5

The following table sets forth, for the periods indicated, the components of the net gratuity cost.

Rupees in million
	Year ended March 31,
	2014	2013	2012

Service cost	501.5	382.9	416.8
Interest cost	513.8	491.6	473.1
Expected return on assets	(437.3)	(390.1)	(409.9)
Amortization of transition asset/liability	..	..	..
Amortization of prior service cost	11.8	14.4	14.8
Amortized actuarial (gain)/loss	3.7	(38.6)	(6.6)
Acquisition and divesture (gain)/loss	..	..	2.0
Exchange gain/(loss)	5.8	..	..
Gratuity cost, net	599.3	460.2	490.2

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government bond rates with a premium added to reflect the additional risk for AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2014	2013	2012

Discount rate	8.8%	9.4%	9.0%
Rate of increase in the compensation levels	7.1%	7.1%	7.1%
Rate of return on plan assets	8.0%	8.0%	8.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

	Year ended March 31,
	2014	2013

Discount rate	9.5%	8.8%
Rate of increase in the compensation levels	7.1%	7.1%

Plan Assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years on the type of investments prescribed as per statutory pattern of investment.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.

Rupees in million
	At March 31,
	2014	2013

Assets category
Investment in schemes of ICICI Prudential Life Insurance Company Limited
Group balance fund1	4,720.8	4,355.0
Group growth fund2	45.3	50.5
Group short-term fund3	2.8	3.7
Group Suraksha Scheme4	..	50.5
Others	0.6	..
Total investment in schemes of ICICI Prudential Life Insurance Company Limited	4,769.5	4,459.7
Investment in scheme of Life Insurance Corporation of India	630.7	593.2
Total assets managed by external entities	5,400.2	5,052.9
Special deposit with central government	291.1	291.2
Government debt securities	58.9	85.1
Corporate debt securities	115.3	250.8
Balance with banks and others	30.1	2.1
Total	5,895.6	5,682.1

1.
Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions. At March 31, 2014, investments in corporate bonds, government securities and fixed deposits were 47.1%, 14.2% and 18.7% respectively of the total investments.

2.
Objective of the scheme is to provide long-term capital appreciation through investments primarily in equity and equity-related instruments with a maximum investment of 60% in equity and equity-related securities and balance in debt. At March 31, 2014, investments in equity, corporate bonds and fixed deposits were 54.1%, 24.9% and 10.9% respectively of the total investments.

3.
Objective of the scheme is to provide suitable returns through investments primarily in low risk investments in debt and money market instruments while attempting to protect the capital deployed in the fund. The fund primarily invests in debt with a maturity of less than 5 years and money market instruments. At March 31, 2014, investments in corporate bonds and fixed deposits were 68.9% and 25.2% respectively of the total investments.

4.	At March 31, 2014, investments in corporate bonds, government securities and fixed deposits were 59.0%, 11.5% and 11.3% respectively of the total investments.

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Description	Target asset allocation at March 31, 2015	Target asset allocation at March 31, 2014
Funds managed by external entities	92%	89%
Special deposit with central government	5%	5%
Debt securities	3%	5%
Balance with banks	0%	1%
Total	100%	100%

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

The plan assets are mainly invested in various gratuity schemes of the insurance companies to limit the impact of individual investment. The Group’s entire investment of plan assets is in India and 80.9% investment is in various gratuity schemes of ICICI Prudential Life Insurance Company Limited. Insurers managing the plan assets of the Group consider operational risk, performance risk, credit risk and equity risk in their investment policy as part of their risk management practices.

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

    Rupees in million
Amount

Expected Group contributions to the fund during the year ending March 31, 2015	548.0
Expected benefit payments from the fund during year ending March 31,
2015	970.1
2016	950.9
2017	1,023.9
2018	1,171.5
2019	1,133.5
Thereafter upto 10 years	5,294.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The expected benefits are based on the same assumptions as used to measure the Group’s benefit obligation at March 31, 2014.

Pension

The Group provides for pension, a deferred retirement plan covering certain employees. The plan provides for a pension payment on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of employment with the Group. Employees covered by the pension plan are not eligible for benefits under the provident fund plan. The pension plan pertained to the employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan which were acquired with effect from March 2001, April 2007 and August 2010 respectively. The Group makes contribution to a trust which administers the funds on its own account or through insurance companies.

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

Rupees in million
	Year ended March 31,
	2014	2013

Change in benefit obligations
Projected benefit obligations at beginning of the year	9,407.1	8,507.3
Service cost	216.9	218.9
Interest cost	823.6	779.1
Liability extinguished on settlement	(2,012.8)	(1,960.1)
Benefits paid	(242.3)	(312.2)
Actuarial (gain)/loss on obligations	1,404.1	2,174.1

Projected benefit obligations at the end of the year	9,596.6	9,407.1

Change in plan assets
Fair value of plan assets at beginning of the year	9,526.8	9,379.5
Actual return on plan assets	742.9	830.8
Assets distributed on settlement	(2,236.4)	(2,177.9)
Employer contributions	1,227.8	1,806.6
Benefits paid	(242.3)	(312.2)

Plan assets at the end of the year	9,018.8	9,526.8

Funded status	(577.8)	119.7

Net amount recognized	(577.8)	119.7

Accumulated benefit obligation at year end	8,220.1	8,053.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the components of the net pension cost.

Rupees in million
	Year ended March 31,
	2014	2013	2012

Service cost	216.9	218.9	220.0
Interest cost	823.6	779.1	687.7
Expected return on assets	(772.0)	(728.4)	(652.9)
Curtailment and settlement (gain)/loss	223.6	217.7	144.8
Actuarial (gain)/loss	549.8	285.0	..

Net pension cost	1,041.9	772.3	399.6

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2014	2013	2012

Discount rate	8.8%	9.3%	9.1%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%	1.5%
On dearness relief	7.0%	7.0%	7.0%
Rate of return on plan assets	8.0%	8.0%	8.0%
Pension increases (applicable on basic pension)	7.0%	7.0%	7.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31
	2014	2013

Discount rate	9.8%	8.8%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%
On dearness relief	7.0%	7.0%
Pension increases (applicable on basic pension)	7.0%	7.0%

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in millions
Asset category	Fair value at March 31, 2014	Fair value at March 31, 2013	Target asset allocation at March 31, 2015	Target asset allocation at March 31, 2014
Government debt securities	676.0	726.0	7%	7%
Corporate debt securities	811.7	886.8	8%	9%
Balance with banks and others	328.0	612.0	3%	6%
Group Suraksha Scheme of ICICI Prudential Life Insurance Company Limited1	7,203.1	7,302.0	82%	78%
Total	9,018.8	9,526.8	100.0%	100.0%

1.	At March 31, 2014, investment primarily in government securities and corporate bonds was 45.4% and 54.6% respectively.

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

The plan assets of the Group are mainly invested in schemes of ICICI Prudential Life Insurance Company Limited, government and corporate securities. The Group’s entire investment plan assets are in India and 79.9% is in the scheme ICICI Prudential Life Insurance Company Limited. Insurers managing the plan assets of the Group consider operational risk, performance risk, credit risk and equity risk in their investment policy as part of their risk management practices. Further, the risk is sought to be reduced by investing in government securities or relatively low risk securities.

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million
Amount
Expected Group contributions to the fund during the year ending March 31, 2015	1,000.0
Expected benefit payments from the fund during the year ending March 31,
2015	441.7
2016	652.7
2017	799.5
2018	906.2
2019	1,075.8
Thereafter upto 10 years	4,980.4

The expected benefits are based on the same assumption as used to measure the Group’s benefit obligation at March 31, 2014.

Superannuation

Superannuation is a defined contribution plan under which the Group contributes annually a sum equivalent to 15.0% of certain employee’s eligible annual salary based on the option exercised by the

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements employees, either to LIC or ICICI Prudential Life Insurance Company, the managers of the fund, who undertake to pay the lump sum and annuity payments pursuant to the scheme. The Group contributed, Rs. 123.1 million, Rs. 105.4 million and Rs. 120.4 million to the employees’ superannuation plan for the year ended March 31, 2014, March 31, 2013 and March 31, 2012 respectively.

Provident fund

In accordance with Indian regulations, employees of the Group (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund. The Group contributes to fund set up by the Group and administered by a Board of Trustees. The Group has contributed Rs. 1,599.2 million, Rs. 1,414.4 million and Rs. 1,261.2 million to the employees’ provident fund for the year ended March 31, 2014, March 31, 2013 and March 31, 2012 respectively, which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

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

The following table sets forth, for the periods indicated, the computation of earnings per share as per U.S. GAAP.

Rupees in million, except per share data
	Year ended March 31,
	2014		2013		2012

	Basic	diluted	Basic	Diluted	Basic	Diluted
Earnings
Net income attributable to ICICI Bank stockholders (before dilutive impact)	101,421.0	101,421.0	101,051.5	101,051.5	70,810.7	70,810.7
Contingent issuances of subsidiaries/equity affiliates	..	(125.4)	..	(185.0)	..	(93.4)

	101,421.0	101,295.6	101,051.5	100,866.5	70,810.7	70,717.3
Common stock
Weighted-average common stock outstanding	1,154.3	1,154.3	1,153.1	1,153.1	1,152.3	1,152.3
Dilutive effect of employee stock options	..	3.6	..	3.4	..	3.0

Total	1,154.3	1,157.9	1,153.1	1,156.5	1,152.3	1,155.3

Earnings per share
Net income (Rs.)	87.86	87.48	87.64	87.21	61.45	61.21

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements
i)	Income taxes

 Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

Rupees in million
	At March 31,
	2014	2013

Deferred tax assets
Allowance for loan losses	36,363.0	31,473.2
Available for sale securities	14,034.1	1,248.3
Investments in trading securities	320.7	706.1
Unearned income	5,384.8	7,369.5
Business/capital loss carry forwards	1,705.1	772.5
Investments in subsidiaries and affiliates	6,307.6	5,548.1
Others	1,116.9	1,334.8
	65,232.2	48,452.5
Valuation allowance	(349.0)	(317.1)
Total deferred tax asset	64,883.2	48,135.4
Deferred tax liabilities
Available for sale securities	(156.7)	(299.7)
Property and equipment	(6,660.4)	(5,883.3)
Investments in subsidiaries and affiliates	(7,639.1)	(2,093.5)
Intangibles	(266.0)	(529.2)
Long-term debt	(274.9)	(315.7)
Others	(1,822.8)	(2,041.3)

Total deferred tax liability	(16,819.9)	(11,162.7)

Net deferred tax asset	48,063.3	36,972.7

1.
At March 31, 2014, the Company has not recognized a deferred tax liability of approximately Rs.2,161.8 million on foreign currency translation reserves pertaining to retained earnings of Rs. 6,360.1 million of its foreign branches since these earnings are intended to be reinvested indefinitely and tax liability will arise only on repatriation. A deferred tax liability will be recognized if the Bank can no longer demonstrate that it plans to indefinitely reinvest the retained earnings.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of those deductible differences, net of the existing valuation allowances at March 31, 2013 and 2014. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements
The Indian statutory tax rate was 33.99%, 32.45% and 32.45% for the year ended March 31, 2014, 2013 and 2012 respectively including surcharge and education cess.

Reconciliation of tax rates

The following table sets forth, for the periods indicated, reconciliation of expected income taxes at statutory income tax rate to income tax expense/(benefit).

                            Rupees in million
	Year ended March 31,
	2014	2013	2012
Income/(loss) before income taxes including non-controlling interest 1	143,382.5	139,835.4	102,208.7
Statutory tax rate	33.99%	32.45%	32.45%
Income tax expense/(benefit) at the statutory tax rate	48,735.7	45,369.6	33,161.7
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions	(3,128.1)	(2,549.9)	(1,998.5)
Exempt interest and dividend income	(2,777.4)	(680.9)	(1,029.9)
Income charged at rates other than statutory tax rate	(5,013.5)	(5,049.2)	(2,752.5)
Changes in the statutory tax rate	(1,551.1)	23.3	976.0
Expenses disallowed for tax purposes	1,112.4	1,897.9	1,743.7
Tax on undistributed earnings of subsidiaries	3,817.3	(329.7)	1,171.5
Change in valuation allowance	31.9	69.8	(1.4)
Tax adjustments in respect of prior year tax assessments	(7.4)	(18.9)	61.2
Others	(145.8)	(489.1)	(373.5)

Income tax expense/(benefit) reported2	41,074.0	38,242.9	30,958.3

1.	Includes income/(loss) before income taxes of foreign subsidiaries of Rs. 3,079.2 million, Rs. 5,714.2 million and Rs. 5,450.1 million for the year ended March 31, 2014, 2013 and 2012 respectively.
2.
Includes current taxes of foreign subsidiaries of Rs. 1,080.1 million, Rs. 1,206.8 million and Rs. 1,333.8 million deferred tax (expense)/benefit of foreign subsidiaries of Rs. 190.3 million, Rs. (274.3) million and Rs. (153.8) million for the year ended March 31, 2014, 2013 and 2012 respectively.

At March 31, 2014, total business loss carry forwards pertaining to the Group’s subsidiaries is Rs. 775.1 million with expiration dates as follows: March 31, 2034: Rs. 1.0 million, March 31, 2033: Rs. 49.6 million, March 31, 2031: Rs. 137.7 million, March 31, 2030: Rs. 58.7 million, March 31, 2029: Rs. 217.5 million, March 31, 2028: Rs. 288.8 million and March 31, 2027: Rs. 21.8 million.

At March 31, 2014, total capital loss carry forwards pertaining to the Bank is Rs. 5,984.4 million with expiration dates as follows: March 31, 2020: Rs. 231.6 million , March 31, 2021: Rs. 2,933.3 million and March 31, 2022: Rs. 2,819.5 million.

Accounting for uncertainty in income taxes

The Group has a policy to include interest and penalties on income taxes, if any, within interest expense or income and income tax expense respectively. However, no interest expense has been recognized in view of the adequate taxes paid by the Group in respect of unrecognized tax benefits. No penalties have been accrued as of March 31, 2014, as the Group believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

The Group has recognized income with respect to interest accrued or received on tax refunds due to the group against favorable orders received from tax authorities amounting to Rs. 1,941.8 million,

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements
Rs. 2,580.6 million and Rs. 813.9 million during the year ended March 31, 2014, 2013 and 2012 respectively. Further, the Group does not recognize the interest income accrued on advance income taxes paid against various income tax matters until the related matter is resolved with the taxing authority. Unrecognized interest on such advance income taxes paid is Rs. 11,873.4 million at March 31, 2014.

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.

Rupees in million
	Year ended March 31,
	2014	2013	2012

Beginning balance	16,415.5	10,202.3	10,027.3
Increases related to prior year tax positions	3,515.4	4,567.2	..
Increases related to current year tax positions	2,567.9	1,646.0	206.9
Decreases related to prior year tax positions	..	..	(31.9)
Decreases related to settlements with taxing authorities	..	..	..
Decreases related to lapsing of statute of limitations	..	..	..
Ending balance	22,498.8	16,415.5	10,202.3

Other than Rs. 871.7 million for the year ended March 31, 2014, the Group’s total unrecognized tax benefits, if recognized, would reduce the tax provisions and thereby would affect the Group’s effective tax rate.

The Group’s major tax jurisdiction is India and the assessments are not yet completed for fiscal year 2011 and onwards. However, appeals filed by the Company are pending with various local tax authorities in India from fiscal years 1993 onwards.

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

The following table sets forth, the fair value of the investments in equity and debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2014.

Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	43,912.3	(1,403.2)	10,434.1	(485.2)	54,346.4	(1,888.4)
Government securities	496,602.7	(19,027.5)	307,483.5	(16,840.5)	804,086.2	(35,868.0)
Other securities	63,839.1	(491.1)	20,910.8	(1,684.5)	84,749.9	(2,175.6)
Total debt securities	604,354.1	(20,921.8)	338,828.4	(19,010.2)	943,182.5	(39,932.0)
Marketable equity securities	273.7	(26.0)	3.0	(1.7)	276.7	(27.7)
Other securities	..	..	..	..	..	..
Total	604,624.8	(20,947.8)	338,831.4	(19,011.9)	943,459.2	(39,959.7)

The following table sets forth, the fair value of the investments in equity and debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2013.

  Rupees in million
Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	15,590.1	(157.7)	22,314.8	(564.2)	37,904.9	(721.9)
Government securities	145,862.3	(271.5)	336,758.9	(7,993.4)	482,621.2	(8,264.9)
Other securities	61,808.7	(548.2)	14,914.3	(2,702.4)	76,723.0	(3,250.6)
Total debt securities	219,261.1	(977.4)	373,988.0	(11,260.0)	597,249.1	(12,237.4)
Marketable equity securities	1,285.8	(203.2)	..	..	1,285.8	(203.2)
Other securities	..	..	..	..	..	..
Total	220,546.9	(1,180.6)	373,988.0	(11,260.0)	598,534.9	(12,440.6)

The following table sets forth, the total other than temporary impairment recognized on debt securities during the year ended March 31, 2014.

                                 Rupees in million
Description of securities	Other than temporary impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
	Total other than temporary impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net other than temporary impairment losses recognized in earnings	Losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Corporate debt securities	1,730.7	..	1,730.7	12.2	1,742.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Description of securities	Other than temporary impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
	Total other than temporary impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net other than temporary impairment losses recognized in earnings	Losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Government securities	..	..	..	302.2	302.2
Other securities
Preference shares	597.9	..	597.9	..	597.9
Others	331.8	..	331.8	..	331.8
Total other securities	929.7	..	929.7	..	929.7
Total	2,660.4	..	2,660.4	314.4	2,974.8

The following table sets forth, the total other than temporary impairment recognized on debt securities during the year ended March 31, 2013.

                                  Rupees in million
Description of securities	Other than temporary impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
	Total other than temporary impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net other than temporary impairment losses recognized in earnings	Losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Corporate debt securities	1,079.1	..	1,079.1	..	1,079.1
Government securities	..	..	..	..	..
Other securities
Preference shares	410.6	..	410.6	..	410.6
Others	99.5	..	99.5	..	99.5
Total other securities	510.1	..	510.1	..	510.1
Total	1,589.2	..	1,589.2	..	1,589.2

The following table sets forth, a 12 month roll forward of cumulative other than temporary impairment credit loss recognized in earnings for AFS debt securities held at March 31, 2014.

                                Rupees in million
	Balance at March 31, 2013	Credit impairments in earnings on securities not previously impaired	Credit impairments recognized in earnings on securities that have been previously impaired	Reduction due to sales or maturity of credit impaired securities	Reduction of credit losses earlier recognized in earnings which the group intends to sell	Balance at March 31, 2014
Corporate debt securities	638.1	356.0	1,374.8	16.3	..	2,352.6

Preference shares	3,070.5	559.5	38.4	607.0	..	3,061.4
Other securities	99.5	..	331.8	..	..	431.3

Total	3,808.1	915.5	1,745.0	623.3	..	5,845.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a 12-month roll forward of cumulative other than temporary impairment credit loss recognized in earnings for AFS debt securities held at March 31, 2013.

                                Rupees in million
	Balance at March 31, 2012	Credit impairments in earnings on securities not previously impaired	Credit impairments recognized in earnings on securities that have been previously impaired	Reduction due to sales or maturity of credit impaired securities	Reduction of credit losses earlier recognized in earnings which the group intends to sell	Balance at March 31, 2013
Corporate debt securities	711.4	378.6	700.5	1,152.4	..	638.1
Preference shares	2,703.0	40.2	370.4	43.1	..	3,070.5
Other Securities	..	99.5	..	..	..	99.5
Total	3,414.4	518.3	1,070.9	1,195.5	..	3,808.1

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

•
The diminution in the value of marketable equity securities and other securities is not considered as other than temporarily impaired at March 31, 2014 after considering the factors like projects under implementation, strategic nature of investments and the entity’s proposed capacity expansion for improving the marketability of the product, increasing sale trend, cash flows. Based on the evaluation and the company’s ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Group does not consider these to be other than temporarily impaired at March 31, 2014.

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

At March 31, 2014, the Group holds cost method investments amounting Rs. 66,661.8 million. The fair value for such securities has not been estimated in the absence of changes in circumstances that have a significant adverse effect on the fair value of the investments.

k)	Comprehensive income

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, details of comprehensive income.

Rupees in million
	Year ended March 31,
	2014	2013	2012

Net income/(loss) (net of tax) excluding non-controlling interest	101,421.0	101,051.5	70,810.7
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)1	(20,746.8)	17,685.9	(8,198.1)
Translation adjustments2	8,964.7	5,387.2	3,593.4
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)3	(491.7)	(1,379.1)	(1,320.5)

Comprehensive income attributable to ICICI Bank stockholders	89,147.2	122,745.5	64,885.5
Comprehensive income attributable to non-controlling interests	898.0	540.5	438.8
Total comprehensive income	90,045.2	123,286.0	65,324.3

1.	Net of tax effect of Rs. 11,048.2 million, Rs. (7,949.3) million and Rs. 3,567.1 million for the year ended March 31, 2014, March 31, 2013, and March 31, 2012 respectively.
2.	Net of tax effect of Rs. (2,292.1) million, Rs. (361.8) million and Rs. (242.4) million for the year ended March 31, 2014, March 31, 2013, and March 31, 2012 respectively.
3.	Net of tax effect of Rs. 368.3 million, Rs. 662.3 million and Rs. 649.5 million for the year ended March 31, 2014, March 31, 2013 and March 31, 2012 respectively.

l)	Guarantees

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

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2014 amounted to Rs. 7,260.4 million (March 31, 2013: Rs. 6,167.7 million).

The following table sets forth, the details of guarantees outstanding at March 31, 2014.

Rupees in million
Nature of guarantee	Maximum potential amount of future payments under guarantee

	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	316,951.6	154,696.2	50,044.2	11,122.0	532,814.0
Performance guarantees	288,916.5	177,038.8	56,494.9	32,333.4	554,783.6

Total guarantees	605,868.1	331,735.0	106,539.1	43,455.4	1,087,597.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements
The Group has collateral available to reimburse potential losses on its guarantees. At March 31, 2014, margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 53,292.1 million (March 31, 2013: Rs. 45,595.4 million). Other property or security may also be available to the Group to cover losses under these guarantees.

Performance risk

For each corporate borrower, a credit rating is assigned at the time the exposure is approved and the rating is reviewed periodically thereafter. At the time of assigning a credit rating, the possibility of non-performance or non-payment is evaluated. Additionally, an assessment of the borrower's capacity to repay obligations in the event of invocation is also evaluated. Thus, a comprehensive risk assessment of guarantee exposures is undertaken at the time of sanctioning such exposures.

22.	Regulatory matters

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2014 was Rs. 806,035.1 million (March 31, 2013: Rs. 743,915.9 million), and the Bank complied with the requirement throughout the year.

Capital Adequacy

The Bank was subject to Basel II capital adequacy guidelines stipulated by the Reserve Bank of India till March 31, 2013.

During fiscal 2013, the Reserve Bank of India issued final Basel III guidelines, applicable with effect from April 1, 2013 in a phased manner through till March 31, 2019. At March 31, 2014, the bank is required to maintain minimum Common Equity Tier 1 (CET1) capital ratio of 5.00%, minimum Tier 1 capital ratio of 6.50% and minimum total capital ratio of 9.00%. Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the bank follows Standardized approach for measurement of credit risk, Standardized Duration method for measurement of market risk and Basic Indicator approach for measurement of operational risk.

The total capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines on Basel III at March 31, 2014 is 17.70%. Total capital adequacy ratio as per the Basel II framework at March 31, 2014 is 19.08% (March 31, 2013: 18.74%). These are based on unconsolidated financial statements as per Indian GAAP.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

23.	Comparative figures

Figures of the previous year have been regrouped to conform to the current year presentation.

For and on behalf of Board of Directors

/s/ Chanda Kochhar Managing Director & CEO	/s/ N. S. Kannan Executive Director
/s/ Rakesh Jha Chief Financial Officer	/s/ P. Sanker Senior General Manager (Legal) & Company Secretary
Place: Mumbai Date: July 25, 2014