Form 20-F
period 2015-03-31
ICICI BANK LTD
filed 2015-07-24
CIK 1103838

As filed with the Securities and Exchange Commission on July 24, 2015

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

 FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2015.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

Commission file number: 001-15002

ICICI BANK LIMITED
(Exact name of Registrant as specified in its charter)

Vadodara, Gujarat, India
(Jurisdiction of incorporation or organization)

ICICI Bank Towers
Bandra-Kurla Complex
Mumbai 400051, India
(Address of principal executive offices)

(Name, Telephone, E-mail and/or Facsimile number and Address of Company Contact Person)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Title of each class	Name of each exchange on which registered
Equity Shares of ICICI Bank Limited(1)	New York Stock Exchange
American Depositary Shares, each representing ten Equity Shares of ICICI Bank Limited, par value Rs. 2 per share	New York Stock Exchange

____________________

(1)	Not for trading, but only in connection with the registration of American Depositary Shares representing such Equity Shares pursuant to the requirements of the Securities and Exchange Commission.

Securities registered or to be registered pursuant to Section 12(g) of the Act:

[None]

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:

[None]

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2015 was 5,797,244,645.

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

☐ Item 17	☒ Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

i

Cross Reference Sheet

Form 20-F	Item Number and Caption	Location

Part – I
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information	Selected Consolidated Financial and Operating Data	112
		Exchange Rates	7
		Risk Factors	11

4	Information on the Company	Business	39
		Operating and Financial Review and Prospects	117
		Overview of the Indian Financial Sector	213
		Supervision and Regulation	225
		Business—Subsidiaries, Associates and Joint Ventures	99
		Business—Properties	106
		Schedule 18B Note 5 in Notes to Consolidated Financial Statements	F-65

4A	Unresolved Staff Comments	None

5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	117
		Business—Risk Management	59
		Business—Funding	56

6	Directors, Senior Management and Employees	Management	198
		Business—Employees	104

7	Major Shareholders and Related Party Transactions	Business—Shareholding Structure and Relationship with the Government of India	41
		Operating and Financial Review and Prospects—Related Party Transactions	185
		Management—Compensation and Benefits to Directors and Officers—Loans	208
		Schedule 18. Note 3 in Notes to Consolidated Financial Statements	F-42

Form 20-F	Item Number and Caption	Location
8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2
		Consolidated Financial Statements and the Notes thereto	F-5
		Operating and Financial Review and Prospects—Executive Summary	117
		Business—Legal and Regulatory Proceedings	106
		Dividends	266

9	The Offer and Listing	Market Price Information	9

10	Additional Information	Additional Information	274
		Exchange Controls	261
		Taxation	267
		Restriction on Foreign Ownership of Indian Securities	263
		Dividends	266
		Business—Subsidiaries, Associates and Joint Ventures	99

11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Quantitative and Qualitative Disclosures About Market Risk	65

12	Description of Securities Other than Equity Securities	Business—American Depository Receipt Fees and Payments	110

Part – II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	Business—Risk Management—Controls and Procedures	79

16	[Reserved]	Not applicable

16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	203

16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	206

16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	206

Form 20-F	Item Number and Caption	Location
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Business—Shareholding Structure and Relationship with the Government of India	41
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	Management—Summary Comparison of Corporate Governance Practices	207

Part – III
17	Financial Statements	See Item 18

18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2

		Consolidated Financial Statements and the Notes Thereto	F-5
19	Exhibits	Exhibit Index and Attached Exhibits	Exh-1

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

All references to the “Companies Act”, the “Banking Regulation Act” and the “Reserve Bank of India Act” are to the Companies Act, 2013 and to the Companies Act, 1956 where notification under the new Act is pending, the Banking Regulation Act, 1949 and the Reserve Bank of India Act, 1934 as passed by the Indian Parliament and as amended from time to time. All references to “RBI” and the “Reserve Bank of India” are to the central banking and monetary authority of India.

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities and Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP), or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 included U.S. GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal years 2011 through 2014, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

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

During fiscal 2011, the rupee appreciated against the US$ 1.00 by 0.9%, moving from Rs. 44.95 per US$1.00 at year-end fiscal 2010 to Rs. 44.54 at year-end fiscal 2011. During fiscal 2012, the rupee depreciated against the U.S. dollar by 14.3%, moving from Rs. 44.54 per US$1.00 at year-end fiscal 2011 to Rs. 50.89 at year-end fiscal 2012 due to volatility in capital flows on account of increased risk aversion following the European sovereign debt crisis as well as moderation in India’s economic growth. During fiscal 2013, the rupee further depreciated against the U.S. dollar by 7.1%, moving from Rs. 50.89 at year-end fiscal 2012 to Rs. 54.52 at year-end fiscal 2013. During fiscal 2014, the rupee further depreciated against the U.S. dollar by 10.1%, moving from Rs. 54.52 per US$1.00 at year-end fiscal 2013 to Rs. 60.00 per US$1.00 at year-end fiscal 2014 due to concern about India’s current account deficit and possible implications of the anticipated withdrawal of quantitative easing by the U.S. Federal Reserve. During fiscal 2015, the rupee further depreciated against the U.S. dollar by 3.9%, moving from Rs. 60.00 per US$1.00 at year-end fiscal 2014 to Rs. 62.31 per US$1.00 at year-end fiscal 2015. During fiscal 2016, through June 30, 2015, the rupee further depreciated by 2.1% to Rs. 63.59 per US$1.00. See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Any volatility in the exchange rate and increased intervention by the Reserve Bank of India in the foreign exchange market may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us”.

The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and U.S. dollars. The exchange rates reflect the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Fiscal Year	Period End(1)	Average(1),(2)
2011	44.54	45.46
2012	50.89	48.01
2013	54.52	54.48
2014	60.00	60.76
2015	62.31	61.34
2016 (through June 30, 2015)	63.59	63.37

Month	High	Low
March 2014	62.17	59.89
April 2014	61.17	59.86
May 2014	60.21	58.30
June 2014	60.32	59.15
July 2014	60.55	59.69
August 2014	61.51	60.43
September 2014	61.92	60.26
October 2014	61.81	60.92
November 2014	62.20	61.38
December 2014	63.67	61.78
January 2015	63.57	61.32
February 2015	62.41	61.67
March 2015	63.06	61.76
April 2015	63.58	61.99
May 2015	64.19	63.31
June 2015	64.21	63.43

____________________

(1)	The exchange rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the exchange rate on the last day of each month during the period.

Although certain rupee amounts in this annual report have been translated into U.S. dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated below, or at all. Except as otherwise stated in this annual report, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2015. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2015 was Rs. 62.31 per US$1.00 and at June 30, 2015 was Rs. 63.59 per US$1.00.

Market Price Information

Equity Shares

Our outstanding equity shares are currently listed and traded on the Bombay Stock Exchange, or the BSE, and on the National Stock Exchange of India Limited, or the NSE.

At March 31, 2015, total 5,797,244,645 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

The following table shows:

•	The reported high and low closing prices quoted in rupees for our equity shares on the NSE; and

•	The reported high and low closing prices for our equity shares, translated into U.S. dollars, based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on the last business day of each period presented.

	Price per equity share(1),(2)
	High		Low		High		Low
Annual prices:
Fiscal 2011	Rs.	254.67	Rs.	161.87	US$	5.72	US$	3.63
Fiscal 2012		225.37		130.68		4.43		2.57
Fiscal 2013		242.54		156.34		4.45		2.87
Fiscal 2014		251.84		156.71		4.20		2.61
Fiscal 2015		384.05		241.83		6.16		3.88
Quarterly prices:
Fiscal 2014:
First Quarter	Rs.	246.39	Rs.	197.82	US$	4.14	US$	3.32
Second Quarter		215.82		156.71		3.45		2.50
Third Quarter		240.34		182.15		3.88		2.94
Fourth Quarter		251.84		191.61		4.20		3.19
Fiscal 2015:
First Quarter	Rs.	298.44	Rs.	241.83	US$	4.97	US$	4.03
Second Quarter		319.66		268.85		5.16		4.34
Third Quarter		362.20		285.77		5.75		4.53
Fourth Quarter		384.05		307.95		6.16		4.94
Fiscal 2016:
First Quarter	Rs.	331.15	Rs.	283.15	US$	5.21	US$	4.45
Monthly prices:
March 2014	Rs.	251.84	Rs.	205.96	US$	4.20	US$	3.43
April 2014		259.91		241.83		4.32		4.02
May 2014		293.68		250.48		4.96		4.23
June 2014		298.44		276.93		4.97		4.61
July 2014		301.28		268.85		4.98		4.44
August 2014		311.36		287.43		5.06		4.67
September 2014		319.66		286.71		5.16		4.63
October 2014		325.33		285.77		5.30		4.65
November 2014		354.66		329.14		5.70		5.29
December 2014		362.20		330.70		5.75		5.25
January 2015		384.05		336.90		6.19		5.43
February 2015		351.85		320.05		5.71		5.19
March 2015		349.35		307.95		5.61		4.94
April 2015		331.15		302.30		5.21		4.75
May 2015		329.30		304.60		5.17		4.78
June 2015		317.75		283.15		5.00		4.45

____________________

(1)	Data from the NSE. The prices quoted on the BSE may be different.

(2)	One equity share of Rs. 10 has been sub-divided into five equity shares of Rs. 2 each effective December 5, 2014. Share prices for all periods in the table have been adjusted accordingly.

At June 30, 2015, the closing price of equity shares on the NSE was Rs. 308.00 equivalent to US$4.84 per equity share (US$9.69 per ADS on an imputed basis) translated at the exchange rate of Rs. 63.59 per US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2015.

At year-end fiscal 2015, there were approximately 791,636 holders of record of our equity shares, of which 483 had registered addresses in the United States and held an aggregate of approximately 583,661 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE and the NSE.

At year-end fiscal 2015, ICICI Bank had approximately 842 million ADSs, equivalent to about 1,684 million equity shares, outstanding. At March 31, 2015, there were approximately 62,696 record holders of ICICI Bank’s ADSs, out of which 117 have registered addresses in the United States. The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding ADSs traded under the symbol IBN.

	Price per ADS(1)
	High		Low
Annual prices:
Fiscal 2011	US$	11.51	US$	6.97
Fiscal 2012		10.13		4.89
Fiscal 2013		9.55		5.60
Fiscal 2014		9.68		5.09
Fiscal 2015		12.98		8.53
Quarterly prices:
Fiscal 2014:
First Quarter	US$	9.68	US$	7.46
Second Quarter		7.79		5.09
Third Quarter		8.10		6.10
Fourth Quarter		8.79		6.20
Fiscal 2015:
First Quarter	US$	10.45	US$	9.73
Second Quarter		10.99		9.82
Third Quarter		12.25		11.27
Fourth Quarter		12.98		11.20
Fiscal 2016:
First Quarter	US$	10.94	US$	9.36
Monthly prices:
March 2014	US$	8.79	US$	7.08
April 2014		8.96		8.53
May 2014		10.43		8.54
June 2014		10.45		9.73
July 2014		10.34		9.40
August 2014		10.78		9.82
September 2014		10.99		9.81
October 2014		11.27		9.56
November 2014		12.02		11.27
December 2014		12.25		11.00
January 2015		12.98		11.20
February 2015		11.89		10.86
March 2015		11.77		10.06
April 2015		10.94		10.16
May 2015		10.84		10.30
June 2015		10.56		9.36

____________________

(1)	One equity share of Rs. 10 has been sub-divided into five equity shares of Rs. 2 each effective December 5, 2014. The number of ADSs issued was increased proportionally to maintain the ratio of one ADS to two equity shares. ADS prices for all periods in the table have been adjusted accordingly.

See also “Risk Factors—Risks Relating to ADSs and Equity Shares—Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

Risk Factors

You should carefully consider the following risk factors as well as other information contained in this annual report in evaluating us and our business.

Risks Relating to India and Other Economic and Market Risks

A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer.

A slowdown in the Indian economy could adversely affect our business and our borrowers and contractual counterparties, especially if such a slowdown were to be continued and prolonged. The Indian economy in general, and the agricultural sector in particular, are also impacted by the level and timing of monsoon rainfall. Investments by the corporate sector in India are impacted by government policies and decisions including policies and decisions regarding awards of licenses, access to land, access to natural resources and the protection of the environment. After strong growth in fiscal 2010 and fiscal 2011, India’s gross domestic product growth declined primarily due to a slowdown in the industrial sector. The Indian economy experienced an increase in the fiscal deficit and current account deficit, high inflation and a significant depreciation of the Indian rupee. These and other factors resulted in a reduction in banking system credit growth from fiscal 2014, especially in the corporate segment, and an increase in additions to non-performing and restructured loans in the banking system, including us.

In fiscal 2015, the Indian government introduced a new methodology for estimating the gross domestic product and also commenced publication of sectoral data on gross value added basis. According to the new methodology, India’s gross domestic product grew by 6.9% in fiscal 2014 and 7.3% in fiscal 2015. The agriculture sector accounted for 16.1% of gross value added, industry 31.4% and services 52.5% in fiscal 2015. While economic growth has improved, the fiscal and current account deficit have moderated and the currency has stabilized, the prolonged slowdown and gradual recovery continued to adversely impact credit growth and the level of non-performing and restructured loans during fiscal 2015.

Economic growth in India is influenced by several factors, including inflation, interest rates, government policies, and external trade and capital flows. The level of inflation or depreciation of the Indian rupee may limit monetary easing or cause monetary tightening by the Reserve Bank of India. Any increase in inflation, due to increases in domestic food prices or global prices of commodities, including crude oil, the impact of currency depreciation on the prices of imported commodities and additional pass through of higher fuel prices to consumers, or otherwise, may result in a tightening of monetary policy. Inflationary concerns re-emerged during fiscal 2014, resulting in the Reserve Bank of India increasing the repo rate by 75 basis points through January 2014 to 8.0%. Further, during fiscal 2014, the Reserve Bank of India also took measures to address the volatility in the exchange rate which resulted in a temporary but significant impact through increase in short-term rates and reduced liquidity. The monetary operations were normalized by November 2013.

In September 2013, the Reserve Bank of India set up a committee to review the monetary policy framework and recommend measures and pre-conditions to improve policy transmission. Key recommendations of the committee included adopting the consumer price index as the key inflation measure for monetary policy action and keeping the economy on a disinflationary glide path with a consumer price index inflation target of 8.0% by January 2015 and 6.0% by January 2016. Subsequent monetary policy announcements by the Reserve Bank of India factored in the recommendations of the committee. In fiscal 2015, the Reserve Bank of India entered into a monetary policy framework agreement with the government of India affirming the target of 8.0% consumer price index inflation by January 2015, 6.0% by January 2016 and 4.0% with a band of +/- 2% for later years to be pursued by the Reserve Bank of India. The consumer price index inflation reduced from 8.3% in March 2014 to 5.2% by January 2015 and 5.3% in March 2015, which resulted in the Reserve Bank of India reducing the repo rate by 50 basis points from 8.0% to 7.5% during the three months ended March 2015. A return to a higher interest rate environment on account of inflation, other market factors, changes in the conduct of monetary policy or otherwise may have an adverse effect on economic growth in India.

Further, in light of the increasing linkage between India and other economies, the Indian economy is increasingly influenced by economic and market conditions in other countries. As a result, unfavorable developments in the United States, European Union and other countries in the developed world and in major emerging markets like China could have an adverse impact on economic growth and financial markets in India. Adverse changes to global liquidity conditions, interest rates and risk appetite could lead to significant capital outflows from India. For instance, due to concerns regarding withdrawal of quantitative easing in the U.S. in June 2013, India saw an outflow of foreign institutional investments from the debt market of about US$ 7.5 billion during June-July 2013. Similarly, a slowdown in global growth may impact India’s exports and, in the event of over-supply or sharp and sustained price reductions of globally traded commodities such as metals and minerals, may negatively impact our borrowers in these sectors.

A slowdown in the rate of growth in the Indian economy and adverse movements in global capital, commodity and other markets could result in lower demand for credit and other financial products and services, increased competition and higher defaults among corporate, retail and rural borrowers, which could adversely impact our business, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs.

Although the proximate cause of the 2008-2009 financial crisis, which was deeper than other recent financial crises, was the U.S. residential mortgage market, investors should be aware that there is a recent history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies which leads to risks for all financial institutions, including us. Developments in the Eurozone, including concerns regarding sovereign debt and possible sovereign default leading to a nation’s exit from the European Union, recessionary economic conditions as well as concerns related to the withdrawal of quantitative easing in developed markets, may lead to increased risk aversion and volatility in global capital markets. A loss of investor confidence in the financial systems of India or other markets and countries or any financial instability in India or any other market may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector, our business and our future financial performance. See also “—Risks Relating to Our Business—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. We remain subject to the risks posed by the indirect impact of adverse developments in the global economy, some of which cannot be anticipated and the vast majority of which are not under our control. We also remain subject to counterparty risk to financial institutions that fail or are otherwise unable to meet their obligations to us.

Any downgrade of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs.

While Standard & Poor’s, Moody’s and Fitch currently have stable outlooks on their sovereign rating for India, they may lower their sovereign ratings for India or the outlook on such ratings, which would also impact our ratings. Further, rating agencies may change their methodology for rating banks which may impact us. For instance, in April 2015, Moody’s revised its bank rating methodology and the assessment of government support to banks, following which the rating of several banks globally were revised, including Indian banks. The Bank’s senior unsecured debt rating was downgraded by one level to Baa3 following the methodology change. Any adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely impact our business and limit our access to capital markets and adversely impact our liquidity position. See also “—Risks Relating to Our Business—Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds”.

The Bank has certain borrowings that would be affected by a one or two notch downgrade from its current credit rating. These borrowings amount to less than 3% of the total borrowings of the Bank at year-end fiscal 2015. If an international credit rating agency downgrades the Bank’s credit rating by one or two notches, the Bank would be required to pay an increased interest rate on certain borrowings, and for certain borrowings, the Bank would be required to re-negotiate a new interest rate with its lenders. If the Bank is not able to reach an agreement for an interest rate with a lender, the lender could require the Bank to prepay the outstanding principal amount of the loan. The Bank has placed a limit on such borrowings.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

India imports a majority of its requirements of crude oil, which comprised around 31% of total imports in fiscal 2015. The government of India has deregulated prices, and has been reducing the subsidy provided, in respect of certain oil products resulting in international crude prices having a greater effect on domestic oil prices. While global oil prices have declined sharply during fiscal 2015, further increase or volatility in oil prices, as well as the impact of currency depreciation, which makes imports more expensive in local currency, and the pass-through of such increases to Indian consumers or an increase in subsidies (which would increase the fiscal deficit) could have a material negative impact on the Indian economy and the Indian banking and financial system in particular, including through a rise in inflation and market interest rates and higher trade and fiscal deficits. This could adversely affect our business including our liquidity, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

Current account deficits, including trade deficits could adversely affect our business and the price of our equity shares and ADSs.

India’s trade relationships with other countries and its trade deficit, driven to a major extent by global crude oil prices, may adversely affect Indian economic conditions. For instance, India’s current account deficit as a percentage of gross domestic product increased sharply from 2.7% in fiscal 2011 to 4.7% in fiscal 2013, due to volatility in global oil prices and weak exports on lower global demand. Concerns regarding the increase in the current account deficit along with the possibility of a reduction in quantitative easing in the U.S. resulted in a sharp depreciation in the Indian rupee against the U.S. dollar during May 2013 to August 2013. While the current account deficit improved significantly to 1.7% of gross domestic product in fiscal 2014 and 1.4% of gross domestic product in fiscal 2015, driven primarily by the sharp decline in crude oil prices and measures to reduce gold imports, if the current account and trade deficits increase, or are no longer manageable because of factors impacting the trade deficit like a rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance, our stockholders’ equity and the price of our equity shares and ADSs could be adversely affected.

Any volatility in the exchange rate and increased intervention by the Reserve Bank of India in the foreign exchange market may lead to a decline in India’s foreign exchange reserves and may affect liquidity and interest rates in the Indian economy, which could adversely impact us.

Increased volatility in capital flows due to changes in monetary policy in the United States or other economies or a reduction in risk appetite or increase in risk aversion among global investors and consequent reduction in global liquidity may impact the Indian economy and financial markets. For instance, during the first half of fiscal 2014, emerging markets including India witnessed significant capital outflows on account of concerns regarding the withdrawal of quantitative easing in the U.S. and other domestic structural factors such as the high current account deficit and lower growth outlook. As a result, the Indian rupee depreciated by 21.1% from Rs. 56.5 per U.S. dollar at end-May 2013 to Rs. 68.4 per U.S. dollar at August 28, 2013. To manage the volatility in the exchange rate, the Reserve Bank of India took several measures including a 200 basis point increase in the marginal standing facility rate and reduction in domestic liquidity. The Reserve Bank of India also subsequently announced measures to attract capital flows, particularly targeted towards the non-resident Indian community. Subsequent to stability in the exchange rate being restored from September 2013 onwards, the Reserve Bank of India reversed most of these measures. Any increased intervention in the foreign exchange market or other measures by the Reserve Bank of India to control the volatility of the exchange rate may result in a decline in India’s foreign exchange reserves and reduced liquidity and higher interest rates in the Indian economy, which could adversely affect our business, our future financial performance and the price of our equity shares and ADSs. A sharp depreciation in the exchange rate may also impact some corporate borrowers having foreign currency obligations that are not fully hedged. See also “—Risks Relating to Our Business—We and our customers are exposed to fluctuations in foreign exchange rates”. Further, reduction or increased volatility in capital flows may impact the Indian economy and financial markets and increase the complexity and uncertainty in monetary policy decisions in India, leading to volatility in inflation and interest rates in India, which could adversely impact our business, our financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

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

As the Indian financial system operates in an emerging market, we face risks of a nature and extent not typically faced in more developed economies, including the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. For example, in April 2003, unsubstantiated rumors, believed to have originated in Gujarat, a state in India, alleged that we were facing liquidity problems. Although our liquidity position was sound, we witnessed higher than normal deposit withdrawals on account of these unsubstantiated rumors for a few days in April 2003. In 2008, following the bankruptcy of Lehman Brothers and the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, negative rumors circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. We controlled the situation in these instances, but any failure to control such situations in the future could result in high volumes of deposit withdrawals, which would adversely impact our liquidity position, disrupt our business and, in times of market stress, undermine our financial strength. In fiscal 2011, Indian government agencies initiated proceedings against certain financial institutions, alleging bribery in the loans and investment approval process, which impacted market sentiment. Similar developments in the future could adversely impact the financing of proposed investments by the corporate sector and negatively impact confidence in the financial sector.

Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the price of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 16% of India’s gross domestic product in fiscal 2015. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change or natural calamities in other countries where we operate could affect the economies of those countries and our operations in those countries.

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

Our business and customers are predominantly located in India or are related to and influenced by the Indian economy. The Indian government has traditionally exercised, and continues to exercise, a dominant influence over many aspects of the economy. Government policies could adversely affect business and economic conditions in India, our ability to implement our strategy and our future financial performance. Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and encouraging the development of the Indian financial sector. While a single party achieved majority in the general elections in fiscal 2015, India has been governed by coalition governments in previous years. The leadership of India and the composition of the government are subject to change, and election results are sometimes not along expected lines. It is difficult to predict the economic policies that will be pursued by governments in the future. In addition, investments by the corporate sector in India may be impacted by government policies and decisions, including with respect to awards of licenses and resources, access to land and natural resources and policies with respect to protection of the environment. Such policies and decisions may result in delays in execution of projects, including those financed by us, and also limit new project investments, and thereby impact economic growth. The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. For instance, the government of India has proposed adopting a uniform goods and services tax structure in India, which may have an impact on the way in which we are taxed in the future. Any significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally and our business in particular.

The Companies Act, 2013 has introduced significant changes which may increase our compliance costs.

The Companies Act, 2013, which has recently come into effect, has introduced significant changes to the Indian company law framework, such as in the provisions related to issue of capital, disclosures, corporate governance norms, audit matters, and related party transactions. The Companies Act, 2013 has also introduced a provision allowing the initiation of class action suits in India against companies by shareholders or depositors, a restriction on investment by an Indian company through more than two layers of subsidiary investment companies (subject to certain permitted exceptions), and prohibitions on advances to directors. We are also required to spend 2.0% of our average pre-tax profits from domestic operations, excluding dividends from domestic subsidiaries that are also subject to these provisions, computed in accordance with the Companies Act, 2013, during the three immediately preceding financial years on corporate social responsibility activities. While we already spend a portion of our profits on corporate social responsibility activities, we may be required to increase our spending to comply with the requirements. Further, the Companies Act, 2013 imposes greater monetary and other liability on the Bank, directors and officers, for any non-compliance with the requirements. To ensure compliance with the requirements of the Companies Act, 2013, we may need to allocate additional resources, which may increase our regulatory compliance costs and divert management attention.

If regional hostilities, terrorist attacks or social unrest in India or elsewhere increase, our business and the price of our equity shares and ADSs could be adversely affected.

India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In the past, there have been military confrontations between India and Pakistan. India has also experienced terrorist attacks in some parts of the country, including in Mumbai, where our headquarters are located. In addition, geo-political events such as the recent developments in the Middle East and Eastern Europe or terrorist or military action in other parts of the world may impact prices of key commodities, financial markets and trade and capital flows. These factors and any political or economic instability in India could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

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

In fiscal 2009 and fiscal 2010, due to an adverse macroeconomic environment and challenges in loan recovery, we experienced an increase in non-performing loans, especially in the non-collateralized retail loan portfolio. In recent years, as a result of a slowdown in economic activity, rising interest rates and the limited ability of corporations to access capital in view of the volatility in global and domestic financial markets, there has been an increase in non-performing and restructured loans in the corporate sector and small and medium enterprises segment for the banking system as well as for us. This trend accelerated in fiscal 2014 and fiscal 2015. Our standard loan portfolio includes restructured standard loans, and the failure of these borrowers to perform as expected could result in such loans being classified as non-performing. In fiscal 2015, we experienced a significant increase in the downgrade of standard restructured loans to the non-performing category due to the failure of these borrowers to perform as expected. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (where permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. See also “—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. Further, the quality of our long-term project finance loan portfolio could be adversely impacted by several factors. See also “—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks”. In certain cases, we have extended loan facilities to clients based on collateral consisting of equity shares and any volatility in the capital markets may impact the value of such collateral. Economic and project implementation challenges, in India and overseas, could result in some of our borrowers not being able to meet their debt obligations, including debt obligations that have already been restructured, resulting in an increase in non-performing loans.

Further, guidelines issued by the Reserve Bank of India relating to identification and classification of non-performing assets could result in an increase in our loans classified as non-performing. For instance, in May 2013, the Reserve Bank of India issued guidelines on the restructuring of loans, which requires all restructured loans (other than due to delay in project implementation) from April 1, 2015 onwards to be classified as non-performing. See also “—The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business”. In January 2014, the Reserve Bank of India issued a framework for early identification and resolution of stressed assets. With effect from April 1, 2014, the guidelines introduced an asset classification category of “special mention accounts”, which comprises cases that are not yet restructured or classified as non-performing but which exhibit early signs of stress, as specified through various parameters. Banks are also required to share data on a category of special mention accounts, form joint lenders’ forums and devise action plans for resolution of these accounts. The failure to do so within stipulated timeframes attracts accelerated provisioning for such cases. Resolution of stressed accounts could also include converting either part or the entire loan dues to equity shares and introducing a change of ownership which may expose us to additional risks including failure to identify new promoters within the stipulated timelines and volatility in equity markets. See also “Supervision and Regulation—Loan Loss Provisions and Non-performing Assets—Asset Classification”. We may not be able to adequately control or reduce the level of non-performing assets in our portfolio.

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

Our standard assets include restructured standard loans. See also “Business—Classification of Loans—Restructured Loans”. As a result of a slowdown in economic activity, rising interest rates and the limited ability of corporations to access capital in view of the volatility in global and domestic financial markets, there has been an increase in restructured loans in the banking system as well as in our portfolio in recent years. The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (where permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. See also “—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. Further, the quality of our long-term project finance loan portfolio could be adversely impacted by several factors. See also “—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks”. Economic and project implementation challenges, in India and overseas, could result in additions to restructured loans and we may not be able to control or reduce the level of restructured loans in our project and corporate finance portfolio. We experienced a significant increase in the downgrade of standard restructured loans to the non-performing category, which increased from Rs. 7.3 billion in fiscal 2014 to Rs. 45.1 billion in fiscal 2015, due to the failure of some of our restructured borrowers to perform as expected.

In November 2012, the Reserve Bank of India increased the general provisioning requirement on restructured standard accounts from 2.00% to 2.75%. Further, in May 2013, the Reserve Bank of India issued final guidelines on the restructuring of loans. Pursuant to the guidelines, loans that are restructured (other than due to delays in project implementation under certain conditions and up to specified periods) from April 1, 2015 onwards would be classified as non-performing. Further, the general provisioning requirement on standard restructured loans was increased with all incremental restructured loans from June 1, 2013 requiring a 5.0% general provision while the general provisioning requirement on the existing stock of standard restructured loans was mandated to be increased in phases from 2.75% to 5.0% by year-end fiscal 2016. See also, “Supervision and Regulation- Loan Loss Provisions and Non-Performing Assets-Restructured loans”.

The combination of changes in regulations regarding restructured loans and provisioning on such loans, any substantial increase in the level of restructured assets and the failure of these borrowers to perform as expected could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks.

The Indian banking sector has experienced a significant increase in infrastructure sector loans in recent years. We expect long-term project finance to be an area of growth in our business over the medium to long-term, and the quality of this portfolio could be adversely impacted by several factors. The viability of these projects depends upon a number of factors, including market demand, government policies, the processes for awarding government licenses and access to natural resources and their subsequent judicial or other review, the financial condition of the government or other entities that are the primary customers for the output of such projects and the overall economic environment in India and the international markets. These projects are particularly vulnerable to a variety of risks, including risks of delays in regulatory approvals, environmental and social issues, completion risk and counterparty risk, which could adversely impact their ability to generate revenues. Our loans to the power sector were 5.9% of our gross loans at March 31, 2013, 6.0% at March 31, 2014 and 5.8% at March 31, 2015. There are concerns about the availability of fuel to power projects, particularly gas and coal based power plants. Coal based power projects in India have experienced delays primarily due to environmental concerns around coal mining and the de-allocation of coal blocks allocated to companies. While the government has commenced the auction of these de-allocated coal blocks, the commencement of operations and financial performance of projects linked to these coal blocks continues to be uncertain. In addition, power projects inherently have high leverage levels and volatility in capital markets and concerns about the implementation of these projects and their future cash flows may constrain the availability of equity funding for such projects. We cannot be sure that these projects will begin operations as scheduled or perform as anticipated. A change in the ownership and management of these projects could further delay the commencement of operations. We may see an increase in our non-performing assets or restructured assets in case of delays from the scheduled commercial date of operations of such projects, which are longer than that permitted by the Reserve Bank of India guidelines. In addition, any reduction in the output of operational power plants due to lower availability of fuel, or otherwise, higher fuel costs that cannot be passed through to purchasers and inability of state-owned power distribution utilities to purchase or pay for power due to their financial condition, may have an adverse impact on the financial condition of power producers and their ability to service their debt obligations, including to us. For example, we are lenders to a large gas-based power plant in the state of Maharashtra which has been impacted by the non-availability of gas. Our loan portfolio also includes project finance, corporate finance, and working capital loans to commodity-based sectors such as iron and steel, which are also subject to similar risks as well as global commodity price cycles. A slowdown in the Indian and global economy may exacerbate the risks for the projects that we have financed. Future project finance losses or high levels of loan restructuring could have a materially adverse effect on our profitability and the quality of our loan portfolio and the price of our equity shares and ADSs.

Further deterioration of our non-performing asset portfolio combined with an increase in Reserve Bank of India requirements on provisioning could adversely affect our business and profitability.

There can be no assurance that the amount of non-performing assets that we will be able to recover will be similar to our past experience of recoveries of non-performing assets. As a result of a slowdown in economic activity, rising interest rates and the limited ability of corporations to access capital in view of the volatility in global markets, there has been an increase in non-performing and restructured loans in the banking system as well as in our portfolio since fiscal 2012. The failure of our standard restructured loans to perform as per the restructured terms would lead to their downgrade to the non-performing category. In fiscal 2015, we experienced a significant increase in the re-classification of restructured loans as non-performing due to the failure of these borrowers to perform as expected. See also “—If we are not able to control the level of non-performing assets in our portfolio, our business will suffer”.

The classification of our loans is governed by the Reserve Bank of India’s guidelines. Further, the classification of the loan portfolio of our overseas branches and subsidiaries is also subject to the regulations of respective local regulators. Our provisioning requirements are a function of the additions to non-performing and restructured loans as well as the Reserve Bank of India and other regulators’ stipulations in this regard. Further, banks in India are also required to maintain general provisions on standard loans at rates prescribed by the Reserve Bank of India. Since November 2012, the Reserve Bank of India has also increased the general provisioning requirements on standard restructured assets. In January 2014, the Reserve Bank of India issued guidelines requiring higher capital and provisioning requirements for banks with respect to their exposures to companies having unhedged foreign currency exposures, based on an assessment of likely losses on such exposure compared to the companies’ earnings. In January 2014, the Reserve Bank of India issued a framework for early identification and resolution of stressed assets. With effect from April 1, 2014, the guidelines introduce an asset category of special mention accounts, comprising cases that are not yet restructured or classified as non-

performing but exhibit early signs of stress, as specified through various parameters. Banks are also required to share data on a category of special mention accounts, form joint lenders’ forums and come up with action plans for resolution of these accounts. The failure to do so within stipulated timeframes attracts accelerated provisioning for such cases. In March 2012, with the objective of limiting the volatility in loan loss provisioning requirements witnessed during an economic cycle, the Reserve Bank of India released a discussion paper on the dynamic loan loss provisioning framework. The framework proposes to replace existing general provisioning norms and recommends that banks make provisions on their loan books every year based on their historical loss experience in various categories of loans. In years where the specific provision is higher than the computed dynamic provision requirement, the existing dynamic provision balance can be drawn down to the extent of the difference, subject to a minimum specified level of dynamic provision balance being retained. The combination of any mandated increase in provisions, regulators’ assessment of our provisions, any change in the definition of non-performing assets by the regulator and any further deterioration or increase in our restructured and non-performing asset portfolio could lead to an adverse impact on our business, our future financial performance and the price of our equity shares and ADSs.

We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the price of our equity shares and ADSs could be adversely affected.

Our loan portfolio and non-performing asset portfolio have a high concentration in certain types of customers. ICICI Bank’s policy is to limit its exposure to any particular industry (other than retail loans) to 15.0% of its total exposure. Our loans and advances to the retail finance segment constituted 43.4% of our gross loans and advances at year-end fiscal 2015. Our loans and advances to (i) the non-finance services sector, (ii) the infrastructure sector (excluding power), (iii) the power sector and (iv) the iron and steel sector constituted 6.4%, 5.8%, 5.8% and 5.2%, respectively, of our gross loans and advances at year-end fiscal 2015. See also, “-Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks”. Pursuant to the guidelines of the Reserve Bank of India, ICICI Bank’s credit exposure to an individual borrower must not exceed 15.0% of its capital funds, unless the exposure is with regards to an infrastructure project. ICICI Bank’s exposure to a group of companies under the same management control generally must not exceed 40.0% of its capital funds unless the exposure is towards an infrastructure project, as per the Reserve Bank of India guidelines. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., aggregate exposure can be 20.0% of capital funds for an individual borrower and aggregate exposure can be 45.0% of capital funds for a group of companies under the same management). At year-end fiscal 2015, our largest non-bank borrower accounted for approximately 12.7% of our capital funds. The largest group of companies under the same management control accounted for approximately 32.8% of our capital funds. In March 2015, the Reserve Bank of India released a discussion paper on a framework for large exposures and has proposed limits on exposure of banks based on group of connected counterparties identified on the basis of economic inter-dependence of the companies. These guidelines may restrict our ability to grow our business with some customers, and require us to reduce our exposure to some groups. See also “Business—Loan Portfolio—Loan Concentration”.

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

Under the directed lending norms of the Reserve Bank of India, banks in India are required to lend 40.0% of their adjusted net bank credit to certain eligible sectors, categorized as priority sectors. Of this, banks have sub-targets for lending to key sectors. A proportion of 18.0% of adjusted net bank credit is required to be lent to the agricultural sector. The norms applicable up to and including fiscal 2015 required 18.0% of adjusted net bank credit lent to the agriculture sector to include direct agricultural advances of at least 13.5% and indirect agricultural advances of not more than 4.5%. Direct agricultural advances include loans made directly to individual farmers or groups of individual farmers for agriculture and related activities. Indirect agricultural advances include loans for purposes linked to agriculture, such as loans to food and agri-processing units, finance for hire-purchase schemes for distribution of agricultural machinery and implements, financing farmers indirectly through the co-operative system and loans for the construction and operation of storage facilities. Loans to identified weaker sections of society must comprise 10.0% of adjusted net bank credit. These requirements are to be met as of the last reporting Friday of the fiscal year with reference to the adjusted net bank credit of the previous fiscal year. These requirements apply to ICICI Bank on a standalone basis. At year end fiscal 2015, ICICI Bank’s priority sector lending was Rs. 1,130.1 billion, constituting about 102.6% of the priority sector lending target. However, in fiscal 2015 the Bank met only 56.1% and 34.5% of its direct agriculture lending and “weaker section” category lending requirements respectively.

The Reserve Bank of India has issued revised directed lending norms applicable from fiscal 2016 onwards. The sub-targets for direct and indirect lending to agriculture have been combined. Two new sub-targets, a target of 8.0% lending to small and marginal farmers and a 7.5% lending target to micro-enterprises, have been introduced and will apply in a phased manner over fiscal 2016 and fiscal 2017. The balance of the priority sector lending requirement can be met by lending to a range of sectors, including small businesses, medium enterprises, renewable energy, social infrastructure and residential mortgages satisfying certain criteria. The target for lending to weaker sections continues to be at 10% of adjusted net bank credit. From fiscal 2017, priority sector lending achievements would be evaluated on a quarterly average basis and not just at the fiscal year-end. Further, in July 2015, the Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India would notify the banking system’s average level at the beginning of each year. The Reserve Bank of India has also directed banks to continue to pursue the target of 13.5% of adjusted net bank credit towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines.

The Reserve Bank of India has from time to time issued guidelines on priority sector lending requirements that restrict the ability of banks to meet the directed lending obligations through lending to specialised financial intermediaries, specified criteria to be fulfilled for investments by banks in securitized assets and outright purchases of loans and assignments to be eligible for classification as priority sector lending and regulate the interest rates charged to ultimate borrowers by the originating entities in such transactions. In September 2013, the Reserve Bank of India set up a committee on comprehensive financial services for small businesses and low income households which, among other recommendations, proposed a new methodology for computation of priority sector targets based on district-level credit penetration and other criteria. This recommendation has not been implemented thus far.

Any shortfall in meeting the priority sector lending requirements may be required to be invested in government schemes that yield low returns, determined depending on the prevailing bank rate and on the level of shortfall, thereby impacting our profitability. The aggregate amount of funding required by such schemes is drawn from banks that have shortfalls in achievement of their priority sector lending targets, with the amounts drawn from each bank determined by the Reserve Bank of India. At year-end fiscal 2015 our total investments in such schemes on account of past shortfalls in achieving the required level of priority sector lending were Rs. 284.5 billion. In May 2014, the Reserve Bank of India issued guidelines allowing banks to include the outstanding mandated investments in government schemes at March 31 of the fiscal year to be treated as part of indirect agriculture and count towards overall priority sector target achievement. Investments at March 31 of the preceding year would be included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements. These changes were made effective fiscal 2014. Our investments in government schemes are expected to increase in view of the continuing shortfall in agriculture lending sub-targets and weaker section loans.

As a result of priority sector lending requirements, we may experience a higher level of non-performing assets in our directed lending portfolio, particularly due to loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets in the priority sector loan portfolio were 2.2% in fiscal 2013, 2.3% in fiscal 2014 and 2.1% in fiscal 2015.

See also “Supervision and Regulation—Directed lending”. Any future changes by the Reserve Bank of India to the directed lending norms may result in our continued inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.

In addition to the directed lending requirements, the Reserve Bank of India has mandated banks in India to have a financial inclusion plan for expanding banking services to rural and unbanked centers and to customers who currently do not have access to banking services. Further, since August 2014, the government has launched a financial inclusion mission which involves opening a bank account for every household along with credit and insurance facilities. The expansion into these markets involves significant investments and recurring costs. The profitability of these operations depends on our ability to generate business volumes in these centers and from these customers, and the level of non-performing loans in the portfolio of loans to such customers.

We have seen a significant increase in our branch network over the last few years and any inability to use these branches productively or substantial delays in achieving desired levels of productivity may have an adverse impact on our growth and profitability.

The branch network of ICICI Bank in India has increased from 2,529 branches at March 31, 2011 to 4,050 branches at March 31, 2015. See also “— We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks”. Recently, we have also substantially scaled up our branch network in rural and semi-urban areas and have also established low-cost branches in centers in the country having no bank presence. Our new branches typically operate at lower productivity levels, as compared to our existing branches. Our operating performance depends also on the productivity of our employees. Any inability to achieve or substantial delays in achieving desired levels of productivity would have an adverse impact on our growth and profitability and the price of our equity shares and ADSs.

We are subject to capital adequacy and liquidity requirements stipulated by the Reserve Bank of India, including Basel III, and any inability to maintain adequate capital or liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

With effect from April 1, 2013, banks in India commenced implementation of the Basel III capital adequacy framework as stipulated by the Reserve Bank of India. The Basel III guidelines, among other things, establish common equity tier 1 as a new tier of capital; impose a minimum common equity tier 1 risk-based capital ratio of 5.5% and a minimum tier 1 risk-based capital ratio of 7.0% while retaining the minimum total risk-based capital ratio of 9.0%; require banks to maintain a common equity tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments; establish new eligibility criteria for capital instruments in each tier of regulatory capital; require more stringent adjustments to and deductions from regulatory capital; provide for more limited recognition of minority interests in the regulatory capital of a consolidated banking group; impose a 4.5% Basel III leverage ratio of tier 1 capital to exposure during a parallel run period from 2013 to 2017; and modify the Reserve Bank of India’s Basel II guidelines with respect to credit risk, including counterparty credit risk and credit risk mitigation, and market risk. The guidelines were initially to be fully implemented by year-end fiscal 2018, which was revised to year-end fiscal 2019 in fiscal 2014. Applying the Basel III guidelines, the capital ratios of ICICI Bank on a consolidated basis at year-end fiscal 2015 were: common equity tier 1 risk-based capital ratio of 12.8%; tier 1 risk-based capital ratio of 12.9%; and total risk-based capital ratio of 17.2%.

The capital regulations continue to evolve, both globally and in India. The Reserve Bank of India may require additional capital to be held by banks as a systemic buffer. For instance, in July 2014, the Reserve Bank of India issued guidelines requiring additional common equity tier 1 capital requirements ranging from 0.2% to 0.8% of risk-weighted assets for domestic banks that are identified as systemically important. The systemic importance of a bank would be determined based on the size, inter-connectedness, substitutability and complexity of the bank, with a larger weightage given to size. Further, the Reserve Bank of India also released guidelines on implementation of counter-cyclical capital buffers which propose higher capital requirements for banks, ranging from 0% to 2.5% of risk-weighted assets, during periods of high economic growth. The capital requirement would be determined based on certain triggers such as deviation of long-term average credit-to-GDP ratio and other indicators. While these guidelines are already effective, the Reserve Bank of India has stated that current economic conditions do not warrant activation of the counter-cyclical capital buffer. In addition, with the approval of the Reserve Bank of India, banks in India may migrate to advanced approaches for calculating risk-based capital requirements in the medium term. These evolving regulations may impact the amount of capital that we are required to hold. In December 2013, the Reserve Bank of India issued guidelines on stress testing according to which banks have to carry out stress tests for credit risk and market risk to assess their ability to withstand shocks. Banks are classified into three categories based on size of risk-weighted assets and banks with risk-weighted assets of more than Rs. 2,000.0 billion are required to carry out complex and severe stress testing. Our ability to grow our business and execute our strategy is dependent on our level of capitalization and we typically raise resources from the capital markets to meet our capital requirements.

In June 2014, the Reserve Bank of India released guidelines on liquidity coverage ratio requirements under the Basel III liquidity framework. These guidelines require banks to maintain and report the Basel III liquidity coverage ratio, which is a ratio of the stock of high quality liquid assets and total net cash outflows over the next 30 calendar days. The Reserve Bank of India has also defined categories of assets qualifying as high quality liquid assets and has mandated a minimum liquidity coverage ratio of 60.0% from January 1, 2015, which would be increased in a phased manner to a minimum of 100.0% from January 1, 2019. The Reserve Bank of India has also issued a leverage ratio framework which is effective from April 1, 2015 and is measured as the ratio of a bank’s tier 1 capital and total exposure. Further, the Reserve Bank of India has issued draft guidelines on the net stable funding ratio for banks which is expected to be applicable from January 1, 2018 and would require banks to maintain sufficient funds that are considered as reliable to cover the liquidity requirements and asset maturities coming up over the next one year on an ongoing basis. These requirements together with the existing statutory liquidity ratio and cash reserve requirements may result in Indian banks, including us, holding higher amounts of liquidity, thereby impacting profitability.

Any reduction in our regulatory capital ratios, increase in liquidity requirements applicable to us on account of regulatory changes or otherwise, changes in the composition of liquidity and any inability to access capital markets may limit our ability to grow our business, impact our profitability and our future financial performance and strategy.

Our risk profile is linked to the Indian economy and the banking and financial markets in India which are still evolving.

Our credit risk may be higher than the credit risk of banks in some developed economies. Unlike several developed economies, a nation-wide credit bureau has become operational in India only in recent years. This may limit the information available to us about the credit history of our borrowers, especially individuals and small businesses. In addition, the credit risk of our borrowers, particularly small and middle market companies, is higher than borrowers in more developed economies due to the evolving Indian regulatory, political, economic and industrial environment. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to “priority sectors”, including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Any shortfall may be required to be allocated to investments yielding sub-market returns. See also “—We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in achieving these requirements may be required to be invested in government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs” and “Business—Loan Portfolio—Directed Lending”. Also, several of our corporate borrowers in the past suffered from low profitability because of increased competition from economic liberalization, a sharp decline in commodity prices, high debt burden and high interest rates in the Indian economy, and other factors. An economic slowdown and a general decline in business activity in India could impose further stress on these borrowers’ financial soundness and profitability and thus expose us to increased credit risk. For instance, the slowdown in the economy since fiscal 2012 has led to a rise in non-performing and restructured assets of Indian banks, including us. Such conditions may lead to an increase in the level of our non-performing assets and there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

In addition to credit risks, we also face additional risks as compared with banks in developed economies. We pursue our banking, insurance and other activities in India in a developing economy with all of the risks that come with such an economy. Our activities in India are widespread and diverse and involve employees, contractors, counterparties and customers with widely varying levels of education, financial sophistication and wealth. Although we seek to implement policies and procedures to reduce and manage marketplace risks as well as risks within our own organization, some risks remain inherent in doing business in a large, developing country. We cannot eliminate these marketplace and operational risks, which may lead to legal or regulatory actions, negative publicity or other developments that could reduce our profitability. In the aftermath of the financial crisis, regulatory scrutiny of these risks is increasing. See also, “-The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss”.

The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.

We are subject to a wide variety of banking, insurance and financial services laws, regulations and regulatory policies and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. Since the global financial crisis, regulators in India and in the other jurisdictions in which we operate have intensified their review, supervision and scrutiny of many financial institutions, including us. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past, in a range of areas. This increased review and scrutiny or any changes in the existing regulatory supervision framework, increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that all regulators will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations, accounting norms or regulatory policies. Regulators may find that we are not in compliance with applicable laws, regulations, accounting norms or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Such formal or informal actions might force us to make additional provisions for our non-performing assets or otherwise, divest our assets, adopt new compliance programs or policies, remove personnel, reduce dividend or executive compensation or undertake other changes to our business operations. Any of these changes, if required, could reduce our profitability by restricting our operations, imposing new costs or harming our reputation. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment” and “Supervision and Regulation”.

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

In addition to oversight by the Reserve Bank of India, our insurance subsidiaries are also subject to extensive regulation and supervision by India’s insurance regulators. The Insurance Regulatory and Development Authority of India has the authority to modify and interpret regulations regarding the insurance industry, including regulations governing products, selling commissions, solvency margins and reserving, which can lead to additional costs or restrictions on our insurance subsidiaries’ activities. Similarly, our asset management subsidiary is subject to supervision and regulation by the Securities and Exchange Board of India.

Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and ensuing inquiries or investigations by regulatory and enforcement authorities, has resulted, and may result in the future, in regulatory actions, including financial penalties and restrictions on or suspension of the related business operations. Following the release on the Internet in March 2013 of videos forming part of a sting operation on banks and insurance companies in India that purported to show the Bank’s frontline branch employees engaging in conversations that would violate our Group’s Code of Business Conduct and Ethics and could have, if any transactions had been consummated, led to violations of anti-money laundering and ‘know-your-customer’ norms, the Reserve Bank of India undertook investigations at ICICI Bank and over 30 other banks in India. While the Reserve Bank of India’s investigations did not reveal any prima facie evidence of money laundering, the Reserve Bank of India imposed an aggregate penalty of Rs. 665 million (US$11 million) on 31 Indian banks, including Rs. 10 million (US$0.2 million) on ICICI Bank, for instances of violation of applicable regulations, which the Bank has paid. A penalty of Rs. 1.4 million was also imposed on the Bank in February 2015 by the Financial Intelligence Unit, India, for failure in reporting the attempted suspicious transactions to which the above sting operations pertained. The Bank has filed an appeal against the penalty. Although we have not received any formal notice of investigation, there can be no assurance that these incidents will not be the subject of further investigation by the regulatory authorities, including the tax enforcement authorities.

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

We earn commission, exchange and brokerage income from a variety of activities, including loan processing, syndication and advisory services for corporate clients with respect to their acquisition and project financing, distribution of retail investment and insurance products, transaction banking and retail credit products. Our commission, exchange and brokerage income is therefore impacted by the level of corporate activity including new financing proposals, the demand for retail financial products and the overall level of economic and trade activity. We also earn commission from the distribution of mutual fund and insurance products. Our commission, exchange and brokerage income is also impacted by applicable regulations governing various products and segments of financial services and changes in these regulations may adversely impact our ability to grow in this area. For example, in May 2014, the Reserve Bank of India directed banks to remove foreclosure charges on floating rate term loans given to individual borrowers and were prohibited from levying a penalty for non-maintenance of minimum balance in inoperative accounts. The profit on foreign exchange transactions is dependent on foreign exchange market conditions and the risk management strategies of corporate clients. Volatile market conditions may also have an adverse impact on mergers and acquisitions activity by Indian companies, affecting our fee and other incomes related to such activity. Since fiscal 2012, we have witnessed a moderation in growth in our commission, exchange and brokerage income, primarily due to the decline in corporate investment activity and new financing proposals. Various factors could adversely impact our fee income streams in the future and adversely affect our financial performance.

We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face.

Beginning in fiscal 2004, we began international expansion, opening banking subsidiaries in the United Kingdom, Canada and Russia and branches and representative offices in several countries. This international expansion into banking in multiple jurisdictions exposes us to a variety of regulatory and business challenges and risks, including cross-cultural risk and has increased the complexity of our risks in a number of areas including price risks, currency risks, interest rate risks, compliance risk, regulatory and reputational risk and operational risk. In the aftermath of the financial crisis and in light of enhanced regulations in many countries, we expect to face additional scrutiny in all of these areas and in the management of our international operations. We also face risks arising from our ability to manage inconsistent legal and regulatory requirements in the multiple jurisdictions in which we operate. Our businesses are subject to changes in legal and regulatory requirements and it may not be possible to predict the timing or nature of such changes. Business opportunities in these jurisdictions will also determine the growth in our operations. Following a slowdown in our business and limited growth opportunities in Russia, we divested our shareholding in ICICI Bank Eurasia, our wholly owned Russian subsidiary, to a Russia-based bank and exited the Russian market during fiscal 2015.

The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. Regulatory changes globally and in specific markets, including increased regulatory oversight following the global financial crisis, may impact our ability to execute our strategy and deliver returns on capital invested in our international subsidiaries. Our banking subsidiaries in the United Kingdom and Canada have in the past focused primarily on leveraging their deposit franchises in these markets to extend financing to Indian companies for their operations in India and globally, including the financing of overseas acquisitions by Indian companies through structured transactions. In view of the position taken by these subsidiaries’ respective regulators in connection with cross-border risk and exposure concentration, these subsidiaries have reduced their business volumes, resulting in a high level of capital relative to their assets and impacting their profitability and return on the capital invested by ICICI Bank in these subsidiaries. While these subsidiaries are focused on growing their business within the current regulatory framework, the opportunities to do so may be limited. Further, while we are seeking to rationalize the capital invested in our overseas banking subsidiaries and these subsidiaries have repatriated a part of their excess capital to ICICI Bank, there can be no assurance that we will be able to achieve further capital rationalization through repatriation or otherwise. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past” and “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Our overseas branches and banking subsidiaries have made investments in bonds, certificates of deposits, mortgage backed securities, treasury bills, credit derivatives and asset-backed commercial paper. The global financial and economic crisis resulted in mark-to-market and realized losses on our overseas and other subsidiaries’ investment and derivative portfolios, increased the regulatory scrutiny of our international operations, constrained our international debt capital market borrowings and increased our cost of funding. If we are unable to manage these risks, our business would be adversely affected.

Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including deposits from corporate customers and interbank deposits. Our customer deposits generally have a maturity of less than one year. However, a large portion of our assets have medium-or long-

term maturities, creating the potential for funding mismatches. In addition, we have seen significant growth in project financing in recent years, where the assets would typically be of longer-term maturities, relative to our funding profile. Our ability to raise fresh deposits and grow our deposit base depends in part on our ability to expand our network of branches, which in the past required the prior approval of the Reserve Bank of India. We have recently significantly expanded our branch network pursuant to the Reserve Bank of India’s authorizations for establishing new branches, and the Reserve Bank of India has also permitted banks to freely open new branches subject to certain conditions since September 2013. See also “Supervision and Regulation— Regulations Relating to the Opening of Branches”. Our new branches typically operate at lower efficiency levels, as compared to our existing branches, and although we intend to increase their efficiency over time, any inability to use these branches productively, or substantial delays in achieving desired levels of productivity, may have an impact on our ability to grow our deposit base to the desired extent.

In 2008, following the bankruptcy of Lehman Brothers and the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, negative rumors were circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days.

The deregulation of savings account interest rates in October 2011 may also increase the volatility of this component of our funding. Further, high volumes of deposit withdrawals or failure of a substantial number of our depositors to roll over deposited funds upon maturity or to replace deposited funds with fresh deposits as well as our inability to grow our deposit base, would have an adverse effect on our liquidity position, our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

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

The global financial crisis has led to significant and unprecedented changes in the laws, regulations and regulatory policies of India and the other jurisdictions in which we operate. Changes in laws, regulations or regulatory policies, including changes in the interpretation or application of such laws, regulations and regulatory policies, may adversely affect the products and services we offer, the value of our assets or the collateral available for our loans or our business in general. Recent regulatory changes as well as changes currently under discussion, such as changes with respect to Basel III risk-based and leverage capital requirements, Basel III liquidity requirements; restrictions on cross-border capital flows; enhanced emphasis on local lending obligations in overseas jurisdictions; changes in directed lending regulations in India; using national benchmark indices for pricing bank products; and discussions on management compensation, board governance, consumer protection and risk management, among other areas, are expected to have an impact on our business and our future strategy. These changes could require us to reduce or increase our business in specific segments, impact our overall growth and impact our return on capital. For instance, our wholly owned banking subsidiaries in the United Kingdom and Canada reduced their business volumes after fiscal 2009 in response to the changes in the regulatory environment, which has impacted their growth and profitability. While both these subsidiaries are focused on growing their business within the current regulatory framework, the opportunities to do so may be limited. Further, while both these subsidiaries are focused on optimizing their capital base and have repatriated capital and made dividend payments to ICICI Bank in the recent past, such measures are subject to regulatory approvals. There can be no assurance regarding the timing or grant of such approvals in the future. The Reserve Bank of India has moved to a risk-based supervision approach for Indian banks, including us, and may require banks to hold additional capital over and above the minimum regulatory requirements based on its assessment of risks for individual banks.

Changes in laws, regulations and regulatory policies, or the interpretation or application thereof, have and we expect will continue to lead to enhanced regulatory oversight and scrutiny and increased compliance costs. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past. This increased scrutiny increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that any regulator will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy, management functioning or other measures of the safety and soundness of our operations. In addition, regulators may find that we are not in compliance with applicable laws, regulations or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Our ability to predict future legal or regulatory changes is limited and we may face enhanced legal or regulatory burdens without advance notice. For example, the Reserve Bank of India, in its guidelines for new private sector banking licenses issued in February 2013, has mandated all new banks pursuant to the issuance of such licenses, to be set up under a financial holding company structure. In future, such requirements may be extended to existing banks in India, including us. Also, the Reserve Bank of India has released a discussion paper on a new banking structure in India. See also “— Overview of the Indian Financial Sector—Structural Reforms”. Any such regulatory or structural changes may result in increased expenses, operational restrictions, increased competition or revisions to our business operations, which may reduce our profitability or force us to forego potentially profitable business opportunities. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”.

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

To the extent our assessments, assumptions or estimates prove inaccurate or not predictive of actual results, we could suffer higher than anticipated losses and enhanced regulatory scrutiny. See also “—Further deterioration of our non-performing asset portfolio combined with an increase in Reserve Bank of India requirements on provisioning could adversely affect our business and profitability”. The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk because it affects the evaluation of our credit ratings by domestic and international rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. See also “—Risks Relating to India and Other Economic and Market Risks—Any downgrade of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs”. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions particularly longer-term, and derivatives transactions, or retain our customers. Conditions in the international and Indian debt markets may adversely impact our access to financing and liquidity. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition. For more information relating to our ratings, see also “Businesss—Risk Management—Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk”.

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

Since fiscal 2012, following the volatility in the global capital markets and the economic challenges in India, the rupee has depreciated sharply against the U.S. dollar. The rupee depreciated by 14.6% in fiscal 2012 and by 6.3% in fiscal 2013. During fiscal 2014, the rupee depreciated sharply against the U.S. dollar following the commencement of tapering of quantitative easing in the United States and the consequent withdrawal of capital flows from many emerging economies. During April to August 2013, the rupee depreciated by 22.4% to Rs. 68.4 per U.S. dollar before stabilising at Rs. 60.0 per U.S. dollar at end-March 2014. During fiscal 2015, the rupee depreciated further by 3.8% to Rs. 62.3 per U.S. dollar. Some of our borrowers with foreign exchange and derivative exposures may be adversely impacted by the depreciation of the rupee. These include borrowers impacted by higher rupee denominated interest or principal repayment on unhedged foreign currency borrowings; increases in the cost of raw material imports where there is limited ability to pass through such escalations to customers; and the escalation of project costs due to higher imported equipment costs; and borrowers that may have taken adverse positions in the foreign exchange markets. The failure of our borrowers to manage their exposures to foreign exchange and derivative risk, particularly adverse movements and volatility in foreign exchange rates, may adversely affect our borrowers and consequently the quality of our exposure to our borrowers and our business volumes and profitability. In January 2014, the Reserve Bank of India issued guidelines requiring higher capital and provisioning requirements for banks on their exposures to companies having unhedged foreign currency exposure, based on an assessment of likely loss on such exposures compared to the earnings of the corporate. An increase in non-performing or restructured assets on account of our borrowers’ inability to manage exchange rate risk and any increased capital or provisioning requirement against such exposures may have an adverse impact on our profitability, our business and the price of our equity shares and ADSs. We have adopted certain risk management policies to mitigate such risk. However there is no assurance that such measures will be fully effective in mitigating such risks.

Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business.

The rapid growth of our retail loan business and our rural initiative exposes us to increased risks within India including higher levels of non-performing loans in our unsecured retail credit portfolio, increased operational risk, increased fraud risk and increased regulatory and legal risk. Since fiscal 2012 we have focused on scaling up our retail lending volumes and in fiscal 2015, we have also seen an increase in our retail unsecured portfolio. Our retail loan portfolio grew by 20.7% in fiscal 2015 compared to an increase of 13.7% in our overall gross loan portfolio. Further, we are also focusing on scaling up our business and distribution network in rural areas. While we have taken measures to address the risks in these businesses, there can be no assurance that the businesses would perform according to our expectations or that there would not be any adverse developments in these businesses in the future. Our inability to manage such risks may have an adverse impact on our future business and strategy, our asset quality and profitability and the price of our equity shares and ADSs.

Our business is very competitive and our strategy depends on our ability to compete effectively.

Within the Indian market, we face intense competition from other commercial banks, investment banks, insurance companies and non-bank finance companies. Some Indian public and private sector banks have experienced higher growth and increase in market shares relative to us. In recent years, the Reserve Bank of India has issued licenses to two new private sector banks, and has issued guidelines for licensing payment banks and small banks. The Reserve Bank of India has also indicated that it would issue guidelines with respect to a continuous licensing policy for universal banks. The expansion of existing competitors or the entry of new players could increase competition. Further, technology innovations in mobility and digitization of financial services require banks to continuously develop new and simplified models for offering banking products and services. This could increase competitive pressures on banks, including us, to adapt to new operating models and upgrade back-end infrastructure on an ongoing basis. Though we believe that we are in the forefront in leveraging technology in the products and services offered to our customers, there is no assurance that we will be able to continue to respond promptly to new technology developments, and be in a position to dedicate resources to upgrade our systems and compete with new players entering the market. In addition, the moderation of growth in the Indian banking sector may lead to greater competition for business opportunities. Further, in

October 2013, the Reserve Bank of India completely deregulated branch licensing requirements and banks are permitted to open branches across tier 1 to tier 6 centers without the prior approval of the Reserve Bank of India, subject to them maintaining a prescribed proportion of 25% of their incremental branches in rural and semi-urban areas. See also “Supervision and Regulation-Regulations Relating to the Opening of Branches”. The Reserve Bank of India has also released the framework for the presence of foreign banks in India, and has proposed giving treatment substantively similar to domestic banks for foreign banks, based on the principles of reciprocity and subsidiary mode of presence. In May 2014, the Reserve Bank of India released the report of the committee constituted to review the governance of boards of banks in India which, among others, has proposed several measures aimed at improving the governance, ownership and board oversight of public sector banks. Following these recommendations, the government split the position of chairman and managing director in public sector banks. Any changes in the banking structure in India, including the entry of new banks, greater competition between existing players and improvement in the efficiency and competitiveness of existing banks, may have an adverse impact on our business. Due to competitive pressures, we may be unable to successfully execute our growth strategy or offer products and services at reasonable returns and this may adversely impact our business. See also “Business—Competition” and “Overview of the Indian Financial Sector—Commercial Banks—Foreign Banks”.

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

The Indian financial markets have in recent years experienced, and continue to experience, changes and developments aimed at reducing the cost and improving the quality of service delivery to users of financial services. We may experience an adverse impact on the cash float and fees from our cash management business resulting from the development and increased usage of payment systems, as well as other similar structural changes. Some structural changes in banking transactions in India include free access for a customer of any bank to ATMs of all other banks with restrictions on the amount and number of transactions. Furthermore, the Reserve Bank of India, from time to time, also imposes limits on transaction charges levied by banks on customers, including those on cash and card transactions. Banks were directed to remove foreclosure charges on home loans and floating rate term loans given to individual borrowers. Banks were prohibited from levying penalty on non-operative accounts for non-maintenance of minimum balance. Such developments may adversely impact the profitability of banks, including us, by reducing float balances and fee incomes, and increasing costs. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Our subsidiaries are also subject to similar risks. For example, in the Union Budget for fiscal 2015, the Finance Minister announced an increase in the long-term capital gains tax rate on investments in debt mutual funds from 10% to 20% and also increased the minimum holding period for qualification as a long-term investment from 12 months to 36 months. Further, starting from April 2015, the Association of Mutual Funds of India has introduced a cap of 100 basis points on upfront commission for all mutual fund schemes. These changes may have an impact on the inflows and earnings of asset management companies, including our asset management subsidiary and also affect our fee and other incomes related to such activity. See also “- While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the price of our equity shares and ADSs.

Our insurance businesses are profitable and we currently do not anticipate they would require additional capital. However, additional capital may be required to support the business which may arise due to regulatory requirements or any other reason. For instance, in the past, in accordance with the Insurance Regulatory and Development Authority of India’s order dated March 12, 2011, all general insurance companies in India, including our general insurance subsidiary, ICICI Lombard General Insurance Company Limited, were required to provide for losses on the third party motor pool (a multilateral arrangement for insurance in respect of third party claims against commercial vehicles, the results of which were shared by all general insurance companies in proportion to their overall market share). Since the losses were allocated to general insurance companies based on their overall market shares, the profitability and solvency ratio of our general insurance subsidiary were adversely impacted. Accordingly, we invested Rs. 2.5 billion of capital into our general insurance subsidiary in fiscal 2011and Rs. 740.0 million in fiscal 2013. Our ability to invest additional capital in these businesses is subject to the Reserve Bank of India’s regulations on capital adequacy and its para-banking guidelines that prescribe limits for our aggregate investment in financial sector enterprises. All such investments require prior approval of the Reserve Bank of India. See also “—Loss reserves for our general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary”.

Any additional capital requirements of our insurance subsidiaries and restrictions on our ability to capitalize them could adversely impact their growth, our future capital adequacy, our financial performance and the price of our equity shares and ADSs.

The Insurance Laws (Amendment) Act, 2015, increased the foreign shareholding limit in insurance companies from 26.0% to 49.0%, subject to the companies being Indian-controlled and to regulatory and government approval. We currently own approximately 74.0% of each of our insurance subsidiaries, and have stated that we would consider monetizing a part of our shareholding in our insurance subsidiaries. However, there is no assurance that we will be able to do so or of the valuation of the insurance subsidiaries at which such monetization may take place. See also “Business— Overview of Our Products and Services -Insurance” and “While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability.

Our life insurance and general insurance joint ventures are an important part of our business. See also “Business—Overview of Our Products and Services—Insurance”. These businesses have experienced volatility in growth rates in the past and there can be no assurance of their future rates of growth or profitability.

The Indian life insurance sector has experienced significant regulatory change in recent years. In fiscal 2011, the Insurance Regulatory and Development Authority of India changed the regulations relating to unit-linked life insurance products. Subsequently, the Insurance Regulatory and Development Authority of India also issued revised regulations relating to non-linked life insurance products, which became effective during fiscal 2014. The key changes related to commissions payable to agents and distributors, lapse of policies, surrender values and minimum death benefits. As a result of these changes, the life insurance sector experienced low growth and changes in the product mix in recent years, as life insurance companies were required to modify their products and distribution strategies. While there was initially a shift in the product mix towards non-unit linked products, more recently the share of unit-linked products has increased driven by favourable cost structures of these products from a customer perspective, as well as by improved capital market conditions. Linked products contributed to 84.8% of the retail weighted received premium of ICICI Prudential Life Insurance Company in fiscal 2015 compared to 66.5% in fiscal 2014 and 54.5% in fiscal 2013. The demand for these products may be influenced by any volatility or downturn in capital markets. The regulatory changes have also resulted in reduced profitability margins on life insurance products. In fiscal 2015, the Insurance Laws (Amendment) Act, 2015, amended the existing statute to provide that no policy of life insurance shall be called in question on any ground whatsoever after the expiry of three years from the date of the policy. The Insurance Regulatory Development Authority of India has from time to time proposed changes to the regulations governing distribution of insurance products by corporate agents, including banks. ICICI Bank is a corporate agent of its insurance subsidiaries and accounts for a significant portion of the business volumes of its life insurance subsidiary. While the latest regulatory proposals are not expected to impact this activity significantly, any future regulatory restrictions may require our insurance subsidiaries to change their distribution strategies, which may result in increased costs and lower business volumes, as well as impacting ICICI Bank’s distribution of their products and the associated fee income.

ICICI Lombard General Insurance Company’s gross written premiums (excluding its share of declined risk pool and inward reinsurance) decreased by 2.6% from Rs. 68.6 billion during fiscal 2014 to Rs. 66.8 billion during fiscal 2015, as it adopted a cautious approach to growth in certain segments in view of competitive pricing and its perception of risk-reward in those segments. There can be no assurance of the future rates of growth in the insurance business. Further, our general insurance subsidiary has also been adversely impacted by higher losses on the mandated third party motor insurance pool, which resulted in a loss of Rs. 4.2 billion in fiscal 2012 for the subsidiary. This subsidiary has been making profits since fiscal 2013. See also “—Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the price of our equity shares and ADSs” and “Supervision and Regulation—Regulations Governing Insurance Companies”.

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

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. Our general insurance subsidiary also conducts reviews of various lines of business to consider the adequacy of reserve levels. Based on current information available and on the basis of internal procedures, the management of our general insurance subsidiary considers that these reserves are adequate. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on the results of operations of our general insurance subsidiary. See also “—Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the price of our equity shares and ADSs”.

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

Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Our rural initiative, our international growth and our expansion to product lines such as insurance may create additional challenges with respect to managing the risk of fraud due to increased geographical dispersion and use of intermediaries. See also “—Operating and Financial Review and Prospects— Provisions for Restructured Loans and Non-performing Assets” and “Business—Risk Management—Operational Risk”. Physical or electronic break-ins, security breaches or other disruptions caused by power disruptions or the increased use of technology could also affect the security of information stored in and transmitted through our computer systems and network infrastructure. Technology has been undergoing a rapid evolution driven by mobility, cloud computing and social networks and this has led to increased cyber threats such as distributed denial of service attacks, spear phishing attacks and proliferation of malware and trojans. Given our focus on technology and presence in diverse geographies, we are exposed to such attacks which may impact the confidentiality, integrity or availability of data pertaining to us or our customers, which in turn may cause damage to our reputation and adversely impact our business and financial results. While ICICI Bank maintains insurance coverage that may, in accordance with the policy terms and conditions, cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses. The Bank has a governance framework in place for security and has implemented information security policies, procedures and technologies. However, considering that technology is currently in a phase of rapid evolution and considering that the methods used for cyber attacks are also changing frequently or, in some cases, are not recognised until an actual attack, we may not be able to anticipate or to implement effective preventive measures against all security breaches. The Bank, like many other large global financial institutions, has also experienced distributed denial of services attack which was intended to disrupt customer access to the Bank’s main portal. While the Bank’s monitoring and mitigating controls were able to detect and effectively respond to this incident, there can be no assurance that these security measures will be successful in the future. A significant failure in security measures could have a material adverse effect on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

System failures could adversely impact our business.

Given the large share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. We have also launched delivery of banking services through mobile phones. Our principal delivery channels include ATMs, call centers and the Internet. While we have procedures to monitor for and prevent system failures, and to recover from system failures in the event they occur, there is no guarantee that these procedures will successfully prevent a system failure or allow us to recover quickly from a system failure. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of our customer service and could result in enhanced regulatory scrutiny and business and financial losses that would adversely affect the price of our equity shares and ADSs. Regulatory scrutiny in this area is increasing. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”.

A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

We are regularly assessed by the government of India’s tax authorities, and on account of outstanding tax demands we have included in contingent liabilities Rs. 44.9 billion in additional taxes in excess of our provisions at March 31, 2015. These additional tax demands mainly relate to issues disputed by us and the tax authorities, such as the disallowance of depreciation on leased assets, disallowance of expenditure incurred towards exempt income, withdrawal of a special reserve, marked-to-market losses, double taxation of income of two of our venture capital funds and indirect tax matters. The Rs. 44.9 billion included in our contingent liabilities does not include further disputed tax assessments amounting to Rs. 56.2 billion relating to bad debts written off and penalties levied, where the possibility of liability arising has been considered remote based on favorable Supreme Court decisions in other similar cases. See also “Business—Legal and Regulatory Proceedings”.

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

We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity.

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

The financial statements and other financial information included in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. The Institute of Chartered Accountants of India issued Ind AS (a revised set of accounting standards) which converges the Indian accounting standards with International Financial Reporting Standards. The Ministry of Corporate Affairs which is the law making authority for adoption of accounting standards in India has notified these Ind AS for adoption. Further, the ministry has also issued a roadmap for transition to Ind AS by Indian companies in a phased manner starting from April 1, 2016. However, the roadmap does not cover banking companies, non-banking finance companies and insurance companies. The roadmap for transition for these companies would be separately issued by their respective regulators in India. Accordingly, few of our group companies would adopt Ind AS from April 1, 2017 and other group companies, including ICICI Bank, would adopt Ind AS when notified by their respective regulators. Further, we may issue financial statements under International Financial Reporting Standards prior to the schedule that may be announced by Indian regulators, for compliance with regulations in certain jurisdictions where we have operations or where our securities are listed. Financial statements prepared under standards different from existing GAAP may diverge significantly from the financial statements and other financial information included in this annual report. See also “Operating and Financial Review and Prospects — Convergence of Indian accounting standards with International Financial Reporting Standards”.

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

The Life Insurance Corporation of India, the General Insurance Corporation of India and other government-owned general insurance companies, all of which are directly controlled by the Indian government, are among our principal shareholders. At June 30, 2015, the Life Insurance Corporation of India held 8.5% and the General Insurance Corporation of India and other government-owned general insurance companies held 1.8% of our outstanding equity shares. See also “Business—Shareholding Structure and Relationship with the Government of India”. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and ADSs. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. Deutsche Bank Trust Company Americas held approximately 29.0% of our equity shares at June 30, 2015 as depositary for ADS holders and votes on these shares in accordance with the directions of our board of directors. Pursuant to the provisions of the Banking Regulation Act as currently effective, Deutsche Bank Trust Company Americas can only vote 10.0% of our equity shares. After taking into consideration the restriction of 10.0%, the effective outstanding voting rights at June 30, 2015 for Deutsche Bank Trust Company Americas were 10.0%. An amendment to the Banking Regulation Act has increased the voting rights cap from 10.0% to 26.0%. However, this is pending notification by the Reserve Bank of India.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the Bombay Stock Exchange Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE and the NSE halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. The Indian securities markets experienced rapid appreciation during fiscal 2006 but underwent a sharp correction in May 2006. The markets experienced a recovery thereafter and the BSE Sensex reached an all-time high of 20,873 on January 8, 2008 but subsequently experienced a sharp correction, with the BSE Sensex declining to 8,160 on March 9, 2009. In the 24 months since then, the equity markets had recovered with the BSE Sensex at 19,445 at March 31, 2011. However, the European debt crisis, volatile crude oil prices and concerns on growth in India caused a decline in the domestic equity markets with the BSE Sensex at 17,404 at March 30, 2012. The markets have recovered subsequently and at March 31, 2015 the BSE Sensex was at 27,957. In recent years, there have been changes in laws and regulations regulating the taxation of dividend income, which have impacted the Indian equity capital markets. See also “Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

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

Business

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. We are the largest private sector bank in India in terms of total assets. Apart from banking products and services, we offer life and general insurance, asset management, securities brokering and private equity products and services through our specialized subsidiaries. Our total assets at year-end fiscal 2015 were Rs. 8,260.8 billion. Our capital and reserves at year-end fiscal 2015 were Rs. 847.0 billion. In fiscal 2015, we earned a net profit of Rs. 122.5 billion compared to Rs. 110.4 billion in fiscal 2014.

Our primary business consists of commercial banking operations for corporate and retail customers. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of third party investment products. We also offer agricultural and rural banking products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, the internet, social media and mobile phones. ICICI Bank had a network of 4,050 branches and 12,451 ATMs in India at year-end fiscal 2015.

In our international banking operations, our primary focus is on offering products and services to the Indian diaspora, Indian businesses, select local businesses and multi-national corporations, and insured mortgage products in our Canadian subsidiary, as well as offering deposit products to the larger community. ICICI Bank’s overseas branches take deposits, raise borrowings and make loans primarily to Indian companies for their overseas operations as well as for their foreign currency requirements in India. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Sri Lanka, Hong Kong, Qatar Finance Centre, the United States and Bahrain and representative offices in the United Arab Emirates, Bangladesh, South Africa, Malaysia and Indonesia. Our subsidiary in the United Kingdom has established a branch in each of Antwerp, Belgium and Frankfurt, Germany. We divested our shareholding in ICICI Bank Eurasia, our wholly owned Russian subsidiary, to a Russia-based bank during fiscal 2015, and closed our representative office in Thailand. Our subsidiaries in the United Kingdom and Canada and our branches in Bahrain, Dubai, Singapore and Hong Kong have the largest share of our international assets and liabilities. See also “Risk factors— Risks Relating to Our Business— We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”.

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

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company in India during fiscal 2015, with a market share of 11.3% in new business written (on retail weighted new business premium basis) according to the Life Insurance Council. ICICI Prudential Pension Funds Management Company Limited, a 100% subsidiary of ICICI Prudential Life Insurance Company, is one of the fund managers for the pension assets of Indian citizens (other than the mandated pension funds of government employees) under the National Pension System. This pension scheme was launched by the Indian government in 2004 for all citizens on a voluntary basis, and has allowed professional fund managers to invest the scheme’s funds since 2008. ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2015, with a market share of 8.3% in gross written premium according to the General Insurance Council. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the second largest mutual fund in India in terms of average funds under management for the three months ended March 31, 2015 according to the Association of Mutual Funds in India. We cross-sell the products of our insurance and asset management subsidiaries and of other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities and fixed income market operations, respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc. that in turn has an operating subsidiary in the United States, ICICI Securities Inc., which is engaged in brokerage services. Our subsidiary ICICI Venture Funds Management Company, manages funds that make private equity investments. In fiscal 2013, ICICI Bank, in partnership with domestic and international banks and financial institutions, launched India’s first infrastructure debt fund structured as a non-banking finance company in which ICICI Bank and a wholly owned subsidiary together have a shareholding of 31.0%.

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

The Bank of Rajasthan, a listed Indian private sector bank, merged with ICICI Bank with effect from the close of business on August 12, 2010. At August 12, 2010, the Bank of Rajasthan had total assets of Rs. 156.0 billion, deposits of Rs. 134.8 billion, loans of Rs. 65.3 billion and investments of Rs. 71.0 billion. The Bank of Rajasthan was also a sponsoring entity of a regional rural bank called Mewar Anchalik Gramin Bank, with a holding of 35%. This holding was transferred to ICICI Bank pursuant to the merger. In fiscal 2014, the Government of India notified that Mewar Anchalik Gramin Bank and another regional rural bank, Marudhara Gramin Bank, be amalgamated into a single regional rural bank, Rajasthan Marudhara Gramin Bank. The amalgamation was effective from April 1, 2014 and ICICI Bank does not have any shareholding in the new bank.

Shareholding Structure and Relationship with the Government of India

The following table sets forth, at June 30, 2015, certain information regarding the ownership of our equity shares.

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
Government Controlled Shareholders:
Life Insurance Corporation of India	8.5%	490,204,761
General Insurance Corporation of India and government-owned general insurance companies	1.8	103,264,342
UTI and UTI Mutual Fund	0.8	47,202,876
Other government-controlled institutions, mutual funds, corporations and banks	0.1	7,557,578
Total government-controlled shareholders	11.2	648,229,557
Other Indian investors:
Individual domestic investors(1),(2)	5.8	336,450,315
Mutual funds and banks (other than government-controlled mutual funds and banks) (2)	7.8	452,183,944
Other Indian corporations and others(2)	5.6	325,102,687
Total other Indian investors	19.2	1,113,736,946
Total Indian investors	30.4	1,761,966,503
Foreign investors:
Deutsche Bank Trust Company Americas, as depositary for ADS holders	29.0	1,684,441,524
Dodge And Cox International Stock Fund	4.4	257,911,785
Europacific Growth Fund	2.5	147,291,772
Carmignac Gestion A\C Carmignac Patrimoine	1.6	90,881,374
Centaura Investments (Mauritius) PTE Ltd	1.1	62,963,442
Aberdeen Global Indian Equity (Mauritius) Limited	1.1	62,100,000
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(2)	29.9	1,736,457,735
Total foreign investors	69.6	4,042,047,632
Total	100.0	5,804,014,135

____________________

(1)	Executive officers and directors (including non-executive directors) as a group held about 0.08% of ICICI Bank’s equity shares at June 30, 2015.

(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.

The holding of government-controlled shareholders was 11.2% at June 30, 2015 against 11.0% at June 30, 2014 and 10.5% at June 30, 2013. The holding of Life Insurance Corporation of India was 8.5% at June 30, 2015 against 8.3% at June 30, 2014 and 7.5% at June 30, 2013.

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

The holding of other Indian investors was 19.2% at June 30, 2015 against 19.5% at June 30, 2014 and 20.8% at June 30, 2013. The total holding of Indian investors was 30.4% at June 30, 2015 against 30.5% at June 30, 2014 and 31.3% at June 30, 2013. The holding of foreign investors was 69.6% at June 30, 2015 against 69.5% at June 30, 2014 and 68.7% at June 30, 2013. See “Supervision and Regulation—Reserve Bank of India Regulations—Ownership Restrictions”. Deutsche Bank Trust Company Americas holds the equity shares represented by 842 million American Depositary Receipts outstanding as depositary on behalf of the holders of the American Depositary Shares. The American Depositary Shares are listed on the New York Stock Exchange. Under the Indian Banking Regulation Act, no person holding shares in a banking company can exercise more than 10.0% of the total voting power. This means that Deutsche Bank Trust Company Americas (as depositary), which held approximately 29.0% of our equity shares at June 30, 2015 against 29.1% at June 30, 2014 and 29.2% at June 30, 2013 could only vote 10.0% of our equity shares, in accordance with the directions of our Board of Directors. An amendment to the Banking Regulation Act approved by the Indian Parliament in fiscal 2013 has increased the voting rights cap to 26.0%. However, this is pending notification by the Reserve Bank of India. See “Overview of the Indian Financial Sector—Structural Reforms— Amendments to the Banking Regulation Act”. Except as stated above, no shareholder has differential voting rights.

Strategy

The key elements of our business strategy are to:

•	focus on opportunities for sustainable profitable growth by:

•	enhancing our retail and corporate franchise

•	maintaining the proportion of current and savings accounts and retail term deposits in our domestic deposit base;

•	building a rural & inclusive banking franchise; and

•	strengthening our insurance, asset management and securities businesses;

•	emphasize conservative risk management practices;

•	use technology for competitive advantage; and

•	attract and retain talented professionals.

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

From fiscal 2011, we focused on growing our loan book by capitalizing on selected credit segments such as mortgages, secured retail loans and project finance, mobilizing low cost current account and savings deposits, reducing credit costs, optimizing operating expenses and improving our customer service capabilities. Considering the challenging economic environment since fiscal 2013 including a sharp slowdown in economic growth and subdued corporate investments in India, our strategic focus was to maintain an optimal balance among profitability, risk management and growth across various businesses. During this period, we adopted a cautious approach to loan growth in the corporate segment while closely monitoring asset quality, and pursued growth in the retail portfolio.

Our objective going forward will be to leverage our capital base for profitable growth, while sustaining the improvements in our deposit profile and profitability. As we grow our businesses, meeting customer expectations on service quality and leveraging technology to improve our products and services will be a critical element of our strategy.

Overview of Our Products and Services

We offer products and services in the commercial banking area to corporate and retail customers, both domestic and international. We also undertake treasury operations and offer treasury-related products and services to our customers. We are also engaged in insurance, asset management, securities business, venture capital and private equity fund management through specialized subsidiaries.

Commercial Banking for Retail Customers

Our commercial banking operations for retail customers consist of retail lending and deposits, credit, debit and prepaid cards, depositary share accounts, distribution of third party investment and insurance products, other fee-based products and services, and the issuance of unsecured redeemable bonds.

Retail Lending Activities

Our retail lending activities include home loans, automobile loans, commercial business loans (including primarily commercial vehicle loans), business banking loans (including dealer funding and small ticket loans to small businesses), personal loans, credit cards, loans against time deposits, loans against securities, loans against jewelry and retail lending in rural markets. We also fund dealers who sell automobiles and commercial vehicles. The retail portfolio increased from Rs. 1,621.3 billion constituting 40.9% of gross loans at year-end fiscal 2014 to Rs. 1,956.9 billion constituting 43.4% of gross loans at year-end fiscal 2015. This was driven primarily by growth in secured retail lending categories like mortgages, automobile loans and business banking loans, resulting in an increase in the retail portfolio. We also selectively offer unsecured products such as personal loans and credit cards to our customers. Our retail loans also include rural and agricultural loan products. We believe that retail credit has a robust long-term growth potential due to rising income levels and expansion of the middle class.

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

Commercial Banking for Rural and Agricultural Customers

The Reserve Bank of India’s directed lending norms also require us to lend a portion of advances to the rural and agricultural sector. See also “—Loan Portfolio—Directed Lending”. Our rural banking operations include serving the financial requirements of customers in rural and semi-urban locations, primarily engaged in agriculture and allied activities. We offer a comprehensive product suite covering the entire agricultural value chain including farmers, commodity traders, seed and farm input dealers and processors. We offer financial solutions to micro-finance institutions and also provide loans against warehouse receipts and loans to self-help groups. We provide corporate banking products and services to corporate clients engaged in agriculture-linked businesses and finance suppliers and vendors of corporations and medium enterprises engaged in agriculture-linked businesses. We have also strengthened our relationships with co-operatives that are constituted by farmers. We offer rural banking services through multiple channels including branches, micro ATMs, point of sale terminals, smart cards and mobile banking. Our rural customers can avail the basic banking facilities even at retail outlets like grocery shops. Further, we have tied up with telecom companies to offer mobile based banking services. As per the Reserve Bank of India requirements, we have formulated a board-approved financial inclusion plan to facilitate opening of basic deposit accounts for customers in rural and unbanked areas. During fiscal 2015, we supported the government’s financial inclusion initiative to provide a bank account in every household in unbanked areas of the country. We have enabled remittances as well as account based transfers based on Aadhaar, India’s unique identification number, for our customers who are beneficiaries of direct benefit transfers under the social security schemes of the government of India. Rural banking presents significant challenges in terms of geographical coverage and high unit transaction costs. We are exploring various models for operating through lower cost structures in rural locations, including technology-based channels, and have opened 460 low-cost branches in rural locations, which offer basic banking services to rural customers. See also “Risk Factors—Risks Relating to Our Business—Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”.

The following table sets forth, at the dates indicated, the break-down of our gross retail finance portfolio.

	At March 31,
	2013		2014		2015		2015	2015
	(Rs. in billions)						(% share)	(US$ in millions)
Home loans	Rs.	744.6	Rs.	891.1	Rs.	1,094.0	55.9%	US$	17,558
Automobile loans		115.9		155.1		190.0	9.7		3,049
Commercial business loans		151.2		125.3		109.4	5.6		1,755
Business banking(1)		44.7		57.8		73.2	3.7		1,174
Others(2),(3)		139.1		268.5		332.2	17.0		5,332
Total secured retail finance portfolio		1,195.5		1,497.8		1,798.8	91.9%		28,868
Personal loans		31.8		46.9		71.3	3.7		1,144
Business banking(1)		22.7		25.4		23.9	1.2		384
Credit card receivables		36.4		36.2		41.4	2.1		665
Others(2)		3.8		15.0		21.5	1.1		344
Total unsecured retail finance portfolio		94.7		123.5		158.1	8.1%		2,537
Total retail finance portfolio	Rs.	1,290.2	Rs.	1,621.3	Rs.	1,956.9	100.0%	US$	31,405

____________________

(1)	Includes dealer financing and small ticket loans to small businesses.

(2)	Includes rural loans and loans against securities.

(3)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 85.9 billion at March 31, 2015.

Our unsecured retail portfolio primarily includes personal loans and loans against credit card receivables. Following the global financial crisis leading to increase in interest rates, tightening liquidity and challenging macroeconomic environment and also changes in regulations pertaining to the use of recovery agents by banks, we witnessed higher than anticipated losses in the unsecured retail portfolio. We reduced incremental lending in personal loans and credit card issuances, resulting in a decline in the overall unsecured retail lending portfolio. Since fiscal 2013, we have been growing our personal loans and credit card lending portfolio, primarily by offering these products to existing customers of the Bank. During fiscal 2015, ICICI Bank’s personal loans disbursements were about 8.3% of total retail loan disbursements at Rs. 58.8 billion and the number of outstanding credit cards increased from around 3.2 million at year-end fiscal 2014 to about 3.3 million at year-end fiscal 2015. ICICI Bank’s personal loans typically range from Rs. 100,000 to Rs. 1,000,000 in size with tenors of one to five years and yields ranging from 13-19%. At year-end fiscal 2015, our personal loans portfolio was Rs. 71.3 billion compared to Rs. 46.9 billion at year-end fiscal 2014. The credit card receivables portfolio at year-end fiscal 2015 was Rs. 41.4 billion compared to Rs. 36.2 billion at year-end fiscal 2014. The proportion of unsecured retail loans in the total retail portfolio was 8.1% at year-end fiscal 2015 compared to 7.6% at year-end fiscal 2014 and 7.3% at year-end fiscal 2013.

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

Our banking subsidiary in Canada offers residential mortgages in the local market. The mortgages are insured and primarily have federal-backed insurance. At year-end fiscal 2015, ICICI Bank Canada held total residential mortgages amounting to CAD 2,854 million (Rs. 140.0 billion) as compared to CAD 2,365 million (Rs. 128.4 billion) at year-end fiscal 2014. This includes mortgages of CAD 2,567 million (Rs. 125.9 billion) at year-end fiscal 2015 as compared to CAD 1,973 million (Rs. 107.1 billion) at year-end fiscal 2014 securitized under the Canadian National Housing Act – Mortgage Backed Securities program or through participation in the Canada Mortgage Bonds program. We also undertake retail lending activities to a very limited extent in certain of our other overseas branches and subsidiaries.

Retail Deposits

Our retail deposit products include time deposits and savings account deposits. We also offer targeted products to specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen, and have corporate salary account products. We offer current account (i.e., checking accounts for businesses) products to our small enterprise customers, who maintain balances with us. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2015, we had a debit card base in excess of 27 million cards.

We are currently placing enhanced emphasis on increasing our current and savings account deposit base and improving the proportion of current and savings accounts in our total deposits. Expansion of our branch network in India and leveraging technology to improve the customer experience are critical elements of our strategy. We have been expanding our offerings through mobile telephones, including mobile banking applications for account access and various transactions, and a mobile wallet. We open new customer accounts by using tablets to capture customer information digitally. By offering our products and services through technology-enabled channels, we aim to improve the customer experience as well as the efficiency of our operations.

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

Corporate Loan Portfolio

We have been engaged in providing loans, especially project financing to the Indian corporate sector since ICICI was formed in 1955. Over, the years, we have diversified into corporate finance, working capital lending and transaction banking products and services. Our corporate loan portfolio consists of project and corporate finance (including structured finance and cross-border acquisition financing) and working capital financing. For further details on our loan portfolio, see “—Loan Portfolio—Loan Concentration”. For a description of our credit rating and approval system, see “—Risk Management—Credit Risk”.

Project financing constitutes a significant portion of our loan portfolio. Our project finance business consists principally of extending medium-term and long-term rupee and foreign currency loans to the manufacturing and infrastructure sectors. We also provide financing by way of investment in marketable instruments such as fixed rate and floating rate debentures. We generally have a security interest and first charge on the fixed assets of the borrower. Our working capital financing consists mainly of cash credit facilities, overdraft, demand loans and non-fund based facilities including bill discounting, letters of credit and guarantees. For more details on our credit risk procedures, see “—Risk Management—Credit Risk”.

During fiscal 2011 and fiscal 2012, our corporate loan portfolio experienced significant growth following an improvement in economic conditions in India. Investments by the Indian corporate sector increased sharply during this period, particularly in the infrastructure sector. The Indian banking sector, including us, pursued lending opportunities in the corporate segment during this period. Following a prolonged period of moderation in growth in the Indian economy, high inflation, rise in interest rates and volatility in exchange rates, the corporate sector has experienced a decline in sales and profit growth, elongation of working capital cycles, delays in completion of projects and generation of cash flows from investments. Due to these factors, there has generally been an increase in corporate non-performing and restructured loans in the Indian banking sector, including us, in recent years.

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

We also offer commercial banking services such as cash management services (such as collection, payment and remittance services), escrow, trust and retention account facilities, online payment facilities, custodial services and tax collection services on behalf of the government of India and the governments of Indian states. At year-end fiscal 2015, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) were Rs. 2,079.0 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

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

We offer derivative products including interest rate swaps, currency swaps and options in all major currencies.

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

We currently have subsidiaries in the United Kingdom and Canada, branches in Bahrain, Dubai International Finance Center, Hong Kong, China, Singapore, Sri Lanka, Qatar Financial Centre and the United States and representative offices in Bangladesh, Indonesia, Malaysia, South Africa and the United Arab Emirates. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany.

Many of the commercial banking products that we offer through our overseas branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India. Some of the products and services that are unique to international customers are:

•	Remittance services: Remittances into India were US$ 66.0 billion in year-end fiscal 2015, with India being the largest remittance receiving country in the world. We recognized the remittance opportunity early on and started offering a host of remittance services tailored to meet the needs of diverse customer segments. To facilitate easy transfer of funds to India, we offer a suite of online as well as offline money transfer services that enable non-resident Indians from across 50 countries worldwide to send money to any beneficiary in India with a wide choice of delivery channels including electronic transfers to accounts with over 100,000 bank branches in India. With partnerships with over 200 correspondent banks and exchange houses worldwide, ICICI Bank is a significant participant in facilitating cross-border remittance flows into India.

•	TradeWay: An Internet-based document collection product to provide correspondent banks access to real-time online information on the status of their export bills collections routed through us.

•	Remittance Tracker: An Internet-based application that allows a correspondent bank to check on the status of its payment instructions and to get various information reports online.

•	Offshore banking deposits: Multi-currency deposit products in U.S. dollar, pound sterling and euro.

•	Foreign currency non-resident deposits: Foreign currency deposits offered in nine main currencies —U.S. dollar, pound sterling, euro, yen, Canadian dollar, Singapore dollar, Australian dollar, Hong Kong dollar and Swiss franc.

•	Non-resident external fixed deposits: Deposits maintained in Indian rupees.

•	Non-resident external savings account: Savings accounts maintained in Indian rupees.

•	Non-resident ordinary savings accounts and non-resident ordinary fixed deposits.

Total assets (net of inter-office balances) of ICICI Bank’s overseas branches at year-end fiscal 2015 were Rs. 1,203.8 billion and total advances were Rs. 941.2 billion compared to total assets of Rs. 1,046.4 billion and total advances of Rs. 897.0 billion at year-end fiscal 2014. The increase in assets and advances of ICICI Bank’s overseas branches at year-end fiscal 2015 compared to year-end fiscal 2014 primarily reflects the depreciation of the rupee against the U.S. dollar by 4.3% during fiscal 2015. The increase in assets was also on account of higher period end balances with banks and money at call and short notice in the overseas operation at year-end fiscal 2015. Our overseas branches are primarily funded by debt capital market borrowings, syndicated/bilateral loans and borrowings from external commercial agencies. See also “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”.

Our subsidiaries in the United Kingdom and Canada are full service banks offering retail and corporate banking services. In the United Kingdom and Canada, our subsidiaries offer direct banking using the internet as the access channel.

At year-end fiscal 2015, ICICI Bank UK PLC had 11 branches, including one in Belgium and one in Germany. At year-end fiscal 2015, total assets of ICICI Bank UK PLC was US$ 4.1 billion. ICICI Bank UK made a net profit of US$ 18 million during fiscal 2015, compared to US$ 25 million during fiscal 2014.

At year-end fiscal 2015, ICICI Bank Canada had nine branches and total assets of CAD 5.9 billion. ICICI Bank Canada made a net profit of CAD 34 million in fiscal 2015 as compared to CAD 48 million in fiscal 2014.

During fiscal 2015, we sold our entire shareholdings in ICICI Bank Eurasia and accordingly ICICI Bank Eurasia was deconsolidated in fiscal 2015.

See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs” and “Risk Factors—Risks Relating to Our Business—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”.

Delivery Channels

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers and the Internet. At year-end fiscal 2015, we had a network of 4,050 branches across several Indian states.

The following table sets forth the number of branches broken down by area at year-end fiscal 2015.

	At March 31, 2014		At March 31, 2015
	Number of branches and extension counters	% of total	Number of branches and extension counters	% of total
Metropolitan	935	24.9%	1,012	25.0%
Urban	865	23.0%	932	23.0%
Semi-urban	1,114	29.7%	1,218	30.1%
Rural	839	22.4%	888	21.9%
Total branches and extension counters	3,753	100.0%	4,050	100.0%

As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our branches must be located in tier 5 and tier 6 centers defined on the basis of the population size according to the 2001 census. See also “Supervision and Regulation—Regulations Relating to the Opening of Branches”. At year-end fiscal 2015, we were in compliance with this condition. During fiscal 2014 and fiscal 2015, we opened a total of 950 branches, of which 424 branches were located in tier 5 and tier 6 centers. At year-end fiscal 2015, we had 12,451 ATMs, of which 4,217 were located at our branches. We view our branch as key points of customer acquisition and service. The branch network serves as an integrated channel for deposit mobilization and selected retail asset origination.

We believe that developments in technology are changing the way customers engage with banks and meet their banking needs. We offer our products and services through a number of technology-enabled channels. Our customers can perform a wide range of transactions at our ATMs. We are also deploying automated devices, such as cash acceptance machines, at our branches to improve customer experience as well as efficiency of our operations. Our employees open new customer accounts by using tablets to capture customer information digitally. Through our website, www.icicibank.com, we offer our customers, both retail and corporate, online access to account information, payment and fund transfer facilities and various other services including purchase of investment and insurance products. We provide telephone banking facilities through our call centers. We are expanding our suite of services through mobile telephones, including mobile banking applications for account access and various transactions, and a mobile wallet. Our customers can also access their accounts and perform transactions via social media platforms. See also “Technology”.

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

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity and complying with the cash reserve ratio requirement and ensuring the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. At year-end fiscal 2015, ICICI Bank was required to maintain the statutory liquidity ratio requirement percentage at 21.5% of its domestic net demand and time liabilities by way of approved securities such as government of India securities and state government securities. ICICI Bank maintains the statutory liquidity ratio through a portfolio of government of India securities that it actively manages to optimize the yield and benefit from price movements. The Reserve Bank of India reduced the statutory liquidity ratio by 150 basis points during fiscal 2015 from 23.0% to 21.5% with a 50 basis points reduction each in June 2014, August 2014 and February 2015. Further, as a prudent liquidity management strategy, ICICI Bank generally maintains excess investments in securities eligible for classification under the statutory liquidity ratio requirement. See also “Supervision and Regulation—Legal Reserve Requirements”.

ICICI Bank engages in domestic investments and foreign exchange operations from a centralized trading floor in Mumbai. As a part of our treasury activities, we also maintain proprietary trading portfolios in domestic debt and equity securities and in foreign currency assets. Our treasury manages our foreign currency exposures and the foreign exchange and risk hedging derivative products offered to our customers and engages in proprietary trading in currencies. Our investment and market risk policies are approved by the Board of Directors.

ICICI Bank’s domestic investment portfolio is classified into three categories —held to maturity, available-for-sale and held for trading. Investments are classified as held to maturity subject to the current regulation issued by the Reserve Bank of India. Investments acquired by us with the intention to trade by taking advantage of the short-term price/interest rate movements are classified as held for trading. The investments which do not fall in the above two categories are classified as available-for-sale. Investments under the held for trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a uni-directional movement in the market, the unsold securities should be shifted to the available-for-sale category. Under each category the investments are classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others. Investments classified under the held to maturity category are not marked to market and are carried at acquisition cost, unless the acquisition cost is more than the face value, in which case the premium is amortized over the period until maturity of such securities. At year-end fiscal 2015, 83.2% of ICICI Bank’s government securities portfolio was in the held to maturity category. The individual securities in the available-for-sale category are marked to market. Investments under this category are valued security-wise and depreciation/appreciation is aggregated for each classification. Net depreciation, if any, is provided for. Net appreciation, if any, is ignored. The individual securities in the held for trading category are accounted for in a similar manner as those in the available-for-sale category.

The following tables set forth, at the dates indicated, certain information related to our available-for-sale investments portfolio.

	At March 31, 2013
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
		(in millions)
Corporate debt securities	Rs.	169,497	Rs.	3,533	Rs.	(505)	Rs.	172,525
Government securities		205,050		432		(152)		205,330
Other securities(1)		94,512		708		(1,119)		94,101
Total debt investments		469,059		4,673		(1,776)		471,956
Equity shares		38,374		7,789		(8,090)		38,073
Other investments(2)		37,564		2,413		(6,644)		33,333
Total	Rs.	544,997	Rs.	14,875	Rs.	(16,510)	Rs.	543,362

____________________

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2014
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
		(in millions)
Corporate debt securities	Rs.	117,214	Rs.	2,260	Rs.	(1,909)	Rs.	117,565
Government securities		202,088		745		(535)		202,298
Other securities(1)		139,277		1,789		(829)		140,237
Total debt investments		458,579		4,794		(3,273)		460,100
Equity shares		38,307		12,176		(6,999)		43,484
Other investments(2)		32,893		3,431		(5,942)		30,382
Total	Rs.	529,779	Rs.	20,401	Rs.	(16,214)	Rs.	533,966

____________________

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2015
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	130,904	Rs.	1,882	Rs.	(385)	Rs.	132,401
Government securities		207,817		790		(187)		208,420
Other securities		126,776		3,766		(493)		130,049
Total debt investments		465,497		6,438		(1,065)		470,870
Equity shares		46,898		23,767		(8,652)		62,013
Other investments(1)		24,462		3,637		(5,493)		22,606
Total	Rs.	536,857	Rs.	33,842	Rs.	(15,210)	Rs.	555,489

____________________

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

The investments in corporate debt securities decreased from Rs. 169.5 billion at year-end fiscal 2013 to Rs. 117.2 billion at year-end fiscal 2014, primarily due to the redemption/sale of debentures and corporate bonds held by ICICI Bank and transfer of corporate bonds held by ICICI Bank Canada to loans and receivables during fiscal 2014. The investments in other debt securities increased from Rs. 94.5 billion at year-end fiscal 2013 to Rs. 139.3 billion at year-end fiscal 2014, primarily due to increase in investment in pass through certificate securities with underlying Indian receivables, offset, in part, by decrease in investment in commercial paper. Other investments decreased from Rs. 37.6 billion at year-end fiscal 2013 to Rs. 32.9 billion at year-end fiscal 2014 primarily due to decrease in investment in security receipts and preference shares.

The investments in corporate debt securities increased from Rs. 117.2 billion at year-end fiscal 2014 to Rs. 130.9 billion at year-end fiscal 2015, primarily due to the increase in investment in corporate bonds held by ICICI Bank and ICICI Bank UK. The investments in other debt securities decreased from Rs. 139.3 billion at year-end fiscal 2014 to Rs. 126.8 billion at year-end fiscal 2015, primarily due to decrease in investment in pass through certificate securities with underlying Indian receivables. Other investments decreased from Rs. 32.9 billion at year-end fiscal 2014 to Rs. 24.5 billion at year-end fiscal 2015 primarily due to decrease in investment in preference shares and debt mutual funds.

Net unrealized gain on debt investments was Rs. 1.5 billion at year-end fiscal 2014 as compared to a net unrealized gain of Rs. 2.9 billion at year-end fiscal 2013, primarily due to lower net unrealized gain on corporate debt securities of Rs. 0.4 billion at year-end fiscal 2014 compared to net unrealized gain of Rs. 3.0 billion at year-end fiscal 2013. Net unrealized gain on corporate debt securities decreased primarily due to an increase in yield. The yield on 10-year government of India securities increased from 7.96% at year-end fiscal 2013 to 8.80% at year-end fiscal 2014. Further, there was net unrealized gain on other debt securities of Rs. 1.0 billion at year-end fiscal 2014 compared to net unrealized loss of Rs. 0.4 billion at year-end fiscal 2013. Net unrealized gain on equity securities was Rs. 5.2 billion at year-end fiscal 2014 compared to a net unrealized loss on equity securities of Rs. 0.3 billion at year-end fiscal 2013. The benchmark equity index, the BSE Sensex, increased by 18.8% from 18,836 at year-end fiscal 2013 to 22,386 at year-end fiscal 2014. Net unrealized losses on other investments decreased from Rs. 4.2 billion at year-end fiscal 2013 to Rs. 2.5 billion at year-end fiscal 2014 primarily due to a decrease in net unrealized losses on security receipts issued by asset reconstruction companies as a result of redemption of the security receipts and on preference shares.

Net unrealized gain on debt investments was Rs. 5.4 billion at year-end fiscal 2015 as compared to a net unrealized gain of Rs. 1.5 billion at year-end fiscal 2014, primarily due to a higher net unrealized gain on other debt securities of Rs. 3.3 billion at year-end fiscal 2015 compared to net unrealized gain of Rs. 1.0 billion at year-end fiscal 2014. Further, there was net unrealized gain on corporate debt securities of Rs. 1.5 billion at year-end fiscal 2015 compared to net unrealized gain of Rs. 0.4 billion at year-end fiscal 2014. Net unrealized gain on debt securities increased primarily due to decrease in yield. The yield on 10-year government of India securities decreased from 8.80% at year-end fiscal 2014 to 7.74% at year-end fiscal 2015. Net unrealized gain on equity securities increased from Rs. 5.2 billion at year-end fiscal 2014 to Rs. 15.1 billion at year-end fiscal 2015. The benchmark equity index, the BSE Sensex, increased by 24.9% from 22,386 at year-end fiscal 2014 to 27,957 at year-end fiscal 2015. Net unrealized losses on other investments decreased from Rs. 2.5 billion at year-end fiscal 2014 to Rs. 1.9 billion at year-end fiscal 2015 primarily due to a decrease in net unrealized losses on security receipts issued by asset reconstruction companies.

The following table sets forth, for the periods indicated, income from available-for-sale securities.

	Year ended March 31,
	2013		2014		2015		2015
	(in millions)
Interest	Rs.	35,521	Rs.	35,837	Rs.	31,219	US$	501
Dividend		3,142		1,393		1,025		16
Total	Rs.	38,663	Rs.	37,230	Rs.	32,244	US$	517

Gross realized gain		6,679		8,031		13,394	US$	215
Gross realized loss		(1,197)		(2,680)		(1,609)		(26)
Total	Rs.	5,482	Rs.	5,351	Rs.	11,785	US$	189

Interest and dividend income from our available-for-sale securities decreased from Rs. 38.7 billion in fiscal 2013 to Rs. 37.2 billion in fiscal 2014 primarily due to decrease in dividends received on investments in mutual funds in fiscal 2014 compared to fiscal 2013. Interest and dividend income from our available-for-sale securities decreased from Rs. 37.2 billion in fiscal 2014 to Rs. 32.2 billion in fiscal 2015 primarily due to decrease in income from the available-for-sale securities portfolio of ICICI Bank. Interest income from the available-for-sale securities portfolio of ICICI Bank decreased from Rs. 33.6 billion in fiscal 2014 to Rs. 30.3 billion in fiscal 2015 primarily due to decrease in yield on investments in debentures and pass through certificates.

The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available-for-sale investments, and yields thereon. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2015
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Corporate debt securities	Rs.	21,833	8.2%	Rs.	36,984	6.9%	Rs.	60,672	9.4%	Rs.	11,415	9.6%
Government securities		136,487	5.9		4,722	5.9		46,722	8.6		19,886	7.7
Other securities		49,512	8.1		41,813	7.7		25,151	8.8		10,300	6.6
Total amortized cost of interest-earning securities(1)	Rs.	207,832	6.7%	Rs.	83,519	7.2%	Rs.	132,545	9.0%	Rs.	41,601	8.0%
Total fair value	Rs.	208,317		Rs.	83,983		Rs.	136,197		Rs.	42,373

____________________

(1)	Includes securities denominated in different currencies.

The amortized cost of our held to maturity portfolio amounted to Rs. 1,154.2 billion at year-end fiscal 2013, Rs. 1,293.0 billion at year-end fiscal 2014 and Rs. 1,447.7 billion at year-end fiscal 2015. Net unrealized gain/loss on held to maturity portfolio was Rs. 0.2 billion at year-end fiscal 2013, net unrealized loss of Rs. 41.9 billion at year-end fiscal 2014 and net unrealized gain of Rs. 20.4 billion at year-end fiscal 2015. Net unrealized gain on government securities increased from a net unrealized loss of Rs. 43.1 billion at year-end fiscal 2014 to a net unrealized gain of Rs. 15.0 billion at year-end fiscal 2015 primarily due to decrease in yield on government securities. The yields on the benchmark 10-year government securities decreased from 8.80% at year-end fiscal 2014 to 7.74% at year-end fiscal 2015.

Investments in held-for-trading securities increased from Rs. 247.3 billion at year-end fiscal 2014 to Rs. 281.4 billion at year-end fiscal 2015 primarily due to increase in investment in government securities and commercial paper, offset, in part, by decrease in investments in certificates of deposits. Interest and dividend income on held-for-trading securities increased from Rs. 15.8 billion in fiscal 2014 to Rs. 18.3 billion in fiscal 2015 reflecting an increase in the held-for-trading portfolio. Net realized and unrealized gains on the held-for-trading portfolio increased from Rs. 1.9 billion in fiscal 2014 to Rs. 6.7 billion in fiscal 2015 primarily due to higher gains on sale of government and other domestic fixed income securities during fiscal 2015.

We have investment in equity shares amounting to Rs. 66.0 billion. The Reserve Bank of India restricts investments in equity securities by banks by prescribing limits linked to capital funds. See also “Supervision and Regulation—Reserve Bank of India Regulations—Regulations Relating to Investments and Capital Market Exposure Limits”.

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

	At March 31, 2015
	Asset backed securities(1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available- for-sale and held to maturity	Trading	Available- for-sale and held to maturity	Trading	Available- for-sale and held to maturity	Trading	Available- for-sale and held to maturity	Mark-to- market gain/ (loss) in fiscal 2015	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2015	Mark-to- market gain/ (loss) at March 31, 2015
	(Rs. in millions)
U.S.	–	–	–	671	–	–	–	671	6	0	1
Canada	–	55	–	32,455	–	625	–	33,135	(45)	(19)	311
Europe	–	7,942	–	3,003	–	–	–	10,945	421	(1)	(1,006)
India	–	–	–	30,984	–	–	–	30,984	557	374	377
Rest of Asia	–	–	–	8	–	1,875	–	1,883	0	15	0
Others	–	–	–	–	–	–	–	–	–	–	–
Total portfolio	–	7,997	–	67,121	–	2,500	–	77,618	939	369	(317)
____________________
(1)	Includes residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities.

(2)	Includes asset backed securities and bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to “FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held for trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

(3)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary during fiscal 2014.

Investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries decreased from Rs. 78.8 billion at year-end fiscal 2014 to Rs. 77.6 billion at year-end fiscal 2015. Investment in asset backed securities decreased from Rs. 10.6 billion at year-end fiscal 2014 to Rs. 8.0 billion at year-end fiscal 2015. The bond portfolio increased from Rs. 64.8 billion at year-end fiscal 2014 to Rs. 67.1 billion at year-end fiscal 2015. At year-end fiscal 2015, our investments in Europe were Rs. 10.9 billion as compared to Rs. 11.0 billion at year-end fiscal 2014. The majority of our investments in Europe are in the United Kingdom. At year-end fiscal 2015, we did not have any exposure to Greece.

The mark-to-market losses on the investment portfolio of our overseas branches and subsidiaries were Rs. 1.2 billion at year-end fiscal 2014 and Rs. 0.3 billion at year-end fiscal 2015. During fiscal 2015, there was a mark-to-market gain of Rs. 0.9 billion compared to a loss of Rs. 0.2 billion during fiscal 2014. Net realized and impairment loss was Rs. 0.4 billion during fiscal 2015 as compared to a net realized and impairment loss of Rs. 0.2 billion during fiscal 2014.

The following table sets forth a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
Category	2014		2015
	(in millions)
Bonds
Banks and financial institutions	Rs.	17,632	Rs.	25,901
Corporate		47,207		41,221
Total bonds		64,839		67,122
Asset backed securities		10,672		7,997
Funded credit derivatives		..		..
Others(1)		3,295		2,499
Total	Rs.	78,805	Rs.	77,618

____________________

(1)	Includes investments in certificates of deposits.

Our investments in securities of banks and financial institutions are spread over a number of banks and of this the investment in the top 10 banks accounted for approximately 90.6% of the total investments in banks and financial institutions at year-end fiscal 2015 as compared to approximately 84.6% at year-end fiscal 2014. Approximately 24.6% of our investment in securities of corporate entities was India-linked at year-end fiscal 2015 as compared to approximately 32.9% at year-end fiscal 2014.

Our total investment in asset backed securities represents less than 0.5% of our total assets at year-end fiscal 2015. The portfolio size of such securities was Rs. 8.0 billion and primarily comprised retail mortgage backed securities. The retail mortgage backed securities portfolio consists primarily of UK residential mortgage backed securities backed by prime and buy-to-let mortgages.

At year-end fiscal 2015, the fair value of investments in the government securities held by our overseas branches and banking subsidiaries was Rs. 44.5 billion, which was primarily in Canada.

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

ICICI Securities Limited

ICICI Securities Limited is engaged in the business of broking (institutional and retail), merchant banking and advisory services. ICICI Securities Limited has an online share trading portal called icicidirect.com. The primary objective of icicidirect.com is to enable individuals to make investments and to offer a wide range of investment options by providing a seamless structure that integrates a customer’s bank account, demat account and trading account. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has a subsidiary in the United States, ICICI Securities Inc., which is engaged in brokerage services. ICICI Securities Limited (consolidated) made a net profit of Rs. 2.9 billion in fiscal 2015 compared to a net profit of Rs. 0.9 billion in fiscal 2014.

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities. In addition to this, it has underwriting, portfolio management services and placement of debt and money market operations. ICICI Securities Primary Dealership made a net profit of Rs. 2.2 billion in fiscal 2015 compared to a net profit of Rs. 1.3 billion in fiscal 2014. The revenues of the business are directly linked to conditions in the fixed income market.

Venture Capital and Private Equity

Our subsidiary ICICI Venture Funds Management Company Limited manages funds that provide venture capital funding to start-up companies and private equity to a range of companies. At year-end fiscal 2015, ICICI Venture managed or advised funds of about Rs. 123.2 billion (based on total commitments). In fiscal 2015,

ICICI Venture had sought an extension for funds that were expected to conclude during the year and had given a liquidity option to investors who wished to exit from the funds. The company secured bank loans to fund the liquidity option provided to investors. The interest cost incurred on the bank loans impacted the profitability of the company in fiscal 2015. ICICI Venture made a net profit of Rs. 0.01 billion during fiscal 2015 compared to a net profit of Rs. 0.3 billion in fiscal 2014.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management. ICICI Prudential Asset Management is a joint venture with Prudential PLC of UK. We have approximately 51.0% interest in the entity. ICICI Prudential Asset Management also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management Company had average mutual fund assets under management of Rs. 1,485.6 billion during fiscal 2015. ICICI Prudential Asset Management made a net profit of Rs. 2.5 billion during fiscal 2015 compared to a net profit of Rs. 1.8 billion in fiscal 2014.

Insurance

We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company are joint ventures with Prudential PLC of the United Kingdom and Fairfax Financial Holdings of Canada, respectively. We have approximately 74.0% interest in both of these entities. In fiscal 2015, the Indian parliament approved legislation increasing the foreign shareholding limit in the insurance sector from 26.0% to 49.0%, and removing the requirement that promoters of insurance companies eventually reduce their shareholding to 26.0% following the completion of 10 years of commencement of business by the insurance company. In March 2015, the government of India issued regulations regarding foreign shareholding in the insurance sector, which were subsequently amended in July 2015. Our agreement with Prudential PLC currently provides that on increase in the permissible foreign shareholding in the insurance sector, Prudential PLC would increase its shareholding in ICICI Prudential Life Insurance Company to 49.0% at the market value of the shares to be determined as mutually agreed. Further, we and each of our joint venture partners have a right of first refusal in case the other partner proposes to sell its shareholding in the joint venture to a third party (other than to a permitted affiliate of the seller).

ICICI Prudential Life Insurance Company made a net profit of Rs. 16.3 billion in fiscal 2015 compared to a net profit of Rs. 15.7 billion in fiscal 2014. The retail new business premium increased from Rs. 34.3 billion in fiscal 2014 to 48.2 billion in fiscal 2015. The retail renewal premium increased from Rs. 81.0 billion during fiscal 2014 to Rs. 95.7 billion in fiscal 2015. The total premium increased by 23.2% from Rs. 124.3 billion during fiscal 2014 to Rs. 153.1 billion in fiscal 2015. ICICI Prudential Life Insurance Company maintained its market leadership in the private sector with an overall market share of 11.3% based on retail weighted new business received premium during fiscal 2015 compared to 7.2% in fiscal 2014 and a market share of 23.3% in the private market in fiscal 2015 compared to 18.9% in fiscal 2014 according to the Life Insurance Council.

In fiscal 2011, the Insurance Regulatory and Development Authority of India changed the regulations relating to unit-linked life insurance products. Subsequently, the Insurance Regulatory and Development Authority of India also issued revised regulations relating to non-linked life insurance products, which became effective during fiscal 2014. The key changes related to commissions payable to agents and distributors, lapse of policies, surrender values and minimum death benefits. As a result of these changes, the life insurance sector experienced low growth and changes in the product mix in recent years, as life insurance companies were required to modify their products and distribution strategies. While there was initially a shift in the product mix towards non-unit linked products, more recently the share of unit-linked products has increased driven by favourable cost structures of these products from a customer perspective, as well as by improved capital market conditions. Linked products contributed to 84.8% of the retail weighted received premium of ICICI Prudential Life Insurance Company in fiscal 2015 compared to 66.5% in fiscal 2014 and 54.5% in fiscal 2013. The regulatory changes have also resulted in reduced profitability margins on life insurance products. See also “Risk Factors – Risks Relating to Our Business – While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability” and “Operating and Financial Review and Prospects – Segment Revenues and Assets – Life Insurance”. Further, the Insurance Regulatory and Development Authority of India has issued draft guidelines on bancassurance (i.e., the practice of banks selling insurance products in a marketing arrangement with insurance companies). As per the guidelines, banks can align with three insurance companies each in life, non-life and health insurance sectors. Final guidelines on bancassurance are awaited.

ICICI Lombard General Insurance Company’s gross written premiums (excluding its share of declined risk pool and inward reinsurance) decreased by 2.6% from Rs. 68.6 billion during fiscal 2014 to Rs. 66.8 billion during fiscal 2015. ICICI Lombard General Insurance Company was the largest private general insurer with a market share of about 8.3% in gross written premiums amongst all general insurance companies during fiscal 2015 according to General Insurance Council of India. ICICI Lombard General Insurance Company made a net profit of Rs. 5.4 billion in fiscal 2015 compared to net profit of Rs. 5.1 billion in fiscal 2014 primarily due to the increase in investment income in fiscal 2015.

ICICI Bank earns commissions and fees from these subsidiaries as a distributor for sales of life and general insurance products.

Funding

Our funding operations are designed to ensure stability of funding, minimize funding costs and effectively manage liquidity. Our primary source of domestic funding is deposits raised from both retail and corporate customers. We also raise funds through short-term rupee borrowings and domestic or overseas bond offerings. Our domestic bond borrowings include long-term bond borrowings for financing infrastructure projects and low-cost housing in accordance with the Reserve Bank of India guidelines.

ICICI prior to the amalgamation raised funds through foreign currency borrowings from commercial banks and other multilateral institutions like the Asian Development Bank and the World Bank, which were guaranteed by the government of India. The government of India has, in its letter dated May 31, 2007, instructed us to take steps to either repay or prepay such foreign currency borrowings for which a guarantee has been provided by the government of India or to substitute the guarantees provided by the government of India with other acceptable guarantees. At year-end fiscal 2015, the total outstanding loans/bonds of ICICI Bank that are guaranteed by the government of India were Rs. 13.3 billion, constituting approximately 0.8% of the total borrowings of ICICI Bank at that date.

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

Our deposits were 46.7% of our total liabilities at year-end fiscal 2015 compared to 48.1% of our total liabilities at year-end fiscal 2014. Our borrowings were 25.6% of our total liabilities at year-end fiscal 2015 compared to 24.5% of our total liabilities at year-end fiscal 2014. Our deposits increased by 7.4% from Rs. 3,595.1 billion at year-end fiscal 2014 to Rs. 3,859.6 billion at year-end fiscal 2015. Our borrowings (including redeemable non-cumulative preference shares and subordinated debt) increased by 15.1% from Rs. 1,835.4 billion at year-end fiscal 2014 to Rs. 2,112.5 billion at year-end fiscal 2015 primarily due to an increase in bond borrowings including long-term bonds (for financing infrastructure projects and affordable housing) and foreign currency bond borrowings, refinance borrowings, term borrowings and borrowings under liquidity adjustment facility with the Reserve Bank of India, offset, in part, by a decrease in call money borrowed and commercial paper borrowings. The increase in borrowings of overseas subsidiaries was primarily due to increase in securitization of insured mortgages by ICICI Bank Canada. The increase in overseas borrowings as stated in Indian Rupee term also reflects the depreciation of the rupees vis-à-vis the US dollar.

The following table sets forth, at the dates indicated, the composition of deposits by type of deposit.

	At March 31,
	2013			2014			2015
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current account deposits	Rs.	379,705	12.1%	Rs.	443,647	12.3%	Rs.	504,596	13.1%
Savings deposits		921,660	29.3		1,078,310	30.0		1,221,062	31.6
Time deposits		1,846,340	58.6		2,073,170	57.7		2,133,894	55.3
Total deposits	Rs.	3,147,705	100.0%	Rs.	3,595,127	100.0%	Rs.	3,859,552	100.0%

The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

	Year ended March 31, (1)
	2013			2014			2015
	Amount		Cost(2)	Amount		Cost(2)	Amount		Amount		Cost(2)
	(in millions, except percentages)
Interest-bearing deposits:
Savings deposits	Rs.	822,611	3.7%	Rs.	947,800	3.7%	Rs.	1,058,154	US$	16,982	3.8%
Time deposits		1,815,828	8.0		1,934,262	7.7		2,155,184		34,588	7.8
Non-interest-bearing deposits:
Other demand deposits		260,800	–		293,741	–		326,162		5,235	–
Total deposits	Rs.	2,899,239	6.1%	Rs.	3,175,803	5.8%	Rs.	3,539,500	US$	56,805	5.9%

___________________

(1)	Until September 2014, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on fortnightly basis. From October 2014, averages of the foreign branches are averages of daily balances.

(2)	Represents interest expense divided by the average balances.

Our average deposits in fiscal 2015 were Rs. 3,539.5 billion at an average cost of 5.9% compared to average deposits of Rs. 3,175.8 billion at an average cost of 5.8% in fiscal 2014. Our average time deposits in fiscal 2015 were Rs. 2,155.2 billion at an average cost of 7.8% compared to average time deposits of Rs. 1,934.3 billion at an average cost of 7.7% in fiscal 2014. The cost of time deposits increased in fiscal 2015 compared to fiscal 2014 primarily due to an increase in cost of foreign currency time deposits. Our savings deposits include retail savings deposits accepted by ICICI Bank UK. See also “Operating and Financial Review and Prospects—Financial Condition—Deposits”.

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit.

	At March 31, 2015
	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits	Rs.	1,221,062	Rs.	–	Rs.	–	Rs.	1,221,062
Time deposits		1,536,558		472,117		125,219		2,133,894
Non-interest-bearing deposits:
Other demand deposits		504,596		–		–		504,596
Total deposits	Rs.	3,262,216	Rs.	472,117	Rs.	125,219	Rs.	3,859,552
____________________
(1)	Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ bucket.

The following table sets forth, for the periods indicated, average outstanding rupee borrowings and the percentage composition by category of borrowing. The average cost (interest expense divided by average balances) for each category of borrowings is provided in the footnotes.

	At March 31,(1)
	2013			2014			2015
	Amount		% of total	Amount		% of total	Amount				% of total
	(in millions, except percentages)
Money market borrowings(2),(3)	Rs.	243,415	37.9%	Rs.	261,461	38.6%	Rs.	271,944	US$	4,365	37.9%
Other borrowings(4),(5)		399,582	62.1		416,756	61.4		446,031		7, 158	62.1
Total	Rs.	642,997	100.0%	Rs.	678,217	100.0%	Rs.	717,975	US$	11,523	100.0%

___________________

(1)	Until September 2014, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on fortnightly basis. From October 2014, averages of the foreign branches are averages of daily balances.

(2)	Includes call market, refinance, repurchase agreements and transactions with the Reserve Bank of India under the liquidity adjustment facility.

(3)	With an average cost of 8.7% in fiscal 2013, 8.6% in fiscal 2014 and 8.7% in fiscal 2015.

(4)	Includes publicly and privately placed bonds, borrowings from institutions and inter-corporate deposits.

(5)	With an average cost of 12.2% in fiscal 2013, 12.5% in fiscal 2014 and 11.6% in fiscal 2015.

The following table sets forth, at the date indicated, the maturity profile of our rupee term deposits of Rs. 10 million or more.

	At March 31,
	2014		2015				% of total deposits
	(in millions, except percentages)
Less than three months	Rs.	306,094	Rs.	324,863	US$	5,214	8.4%
Above three months and less than six months		163,212		203,562		3,267	5.3%
Above six months and less than 12 months		315,222		219,505		3,523	5.7%
More than 12 months		36,805		29,009		466	0.8%
Total deposits of Rs. 10 million and more	Rs.	821,333	Rs.	776,940	US$	12,469	20.1%

The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings.

	At March 31, (1)
	2013		2014		2015
	(in millions, except percentages)
Year-end balance	Rs.	283,998	Rs.	228,815	Rs.	348,867
Average balance during the year (2)		243,415		261,461		271,944
Maximum quarter-end balance		300,095		301,622		348,867
Average interest rate during the year (3)		8.7%		8.6%		8.7%
Average interest rate at year-end (4)		8.4%		9.3%		8.7%

___________________

(1)	Short-term borrowings include borrowings in the call market, refinance, repurchase agreements and transactions with the Reserve Bank of India under the liquidity adjustment facility.

(2)	Until September 2014, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on fortnightly basis. From October 2014, averages of the foreign branches are averages of daily balances.

(3)	Represents the ratio of interest expense on short-term borrowings to the average balances of short-term borrowings.

(4)	Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

Our short term rupee borrowings increased from Rs. 228.8 billion at year-end fiscal 2014 to Rs. 348.9 billion at year-end fiscal 2015 primarily due to an increase in borrowings from the Reserve Bank of India under the liquidity adjustment facility and repo borrowings.

The following table sets forth, for the periods indicated, the average outstanding volume of foreign currency borrowings based on average balances by source and the percentage composition by source. The average cost (interest expense divided by average balances) for each source of borrowings is provided in the footnotes.

	For year ended March 31,(1)
	2013			2014			2015
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Bond borrowings (2)	Rs.	407,005	40.1%	Rs.	442,757	38.8%	Rs.	510,239	US$	8,189	42.9%
Other borrowings (3)		606,858	59.9		699,657	61.2		678,076		10,882	57.1
Total	Rs.	1,013,863	100.0%	Rs.	1,142,414	100.0%	Rs.	1,188,315	US$	19,071	100.0%

____________________

(1)	Until September 2014, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on fortnightly basis. From October 2014, averages of the foreign branches are averages of daily balances.

(2)	With an average cost of 5.5% in fiscal 2013, 5.2% in fiscal 2014 and 5.1% in fiscal 2015.

(3)	With an average cost of 2.5% in fiscal 2013, 2.2% in fiscal 2014 and 2.0% in fiscal 2015.

At year-end fiscal 2015, the outstanding debt capital instruments raised by us were Rs. 425.0 billion. The outstanding debt capital instruments include debt that is classified either as Additional Tier I or Tier II capital in calculating the capital adequacy ratio as per the grandfathering rules in accordance with the Reserve Bank of India’s regulations on capital adequacy as per Basel III. See also “Supervision and Regulation—Reserve Bank of India Regulations”.

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

The key principles underlying the risk management framework at ICICI Bank are as follows:

•	The Board of Directors has oversight of all the risks assumed by the Bank.

•	Specific committees of the Board have been constituted to facilitate focused oversight of various risks. For a discussion of these and other committees, see “Management”.

•	The Risk Committee reviews risk management policies in relation to various risks (including credit risk, market risk, liquidity risk, interest rate risk and operational risk), key risk indicators and risk profile templates (covering areas including credit risk, market risk, liquidity risk, operational risk, compliance risk, capital at risk, earning at risk and group risk). A calendar of reviews includes periodic review of policies such as credit and recovery policy, investment policy, derivative policy, and asset liability management policy, outsourcing policy, operational risk management policy, broker empanelment policy and liquidity contingency plan. The Committee reviews the stress-testing framework that includes a wide range of Bank-specific and market (systemic) scenarios. The Risk Committee also assesses our capital adequacy position, based on the risk profile of our balance sheet and reviews the implementation status of capital regulations.

•	The Credit Committee reviews the credit quality of the major portfolios developments in key industrial sectors and exposure to these sectors and exposures to large borrower accounts in addition to approving certain exposures as per the credit approval authorization policy approved by the Board of Directors.

•	The Audit Committee provides direction to and monitors the quality of the compliance and internal audit function.

•	The Fraud Monitoring Committee reviews frauds above certain values, suggests corrective measures to mitigate fraud risks and monitors the efficacy of remedial actions.

•	Policies approved from time to time by the Board of Directors form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

•	Independent groups and sub-groups have been constituted across the Bank to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/sub-groups.

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

The credit risk is governed by the Credit and Recovery Policy or the credit policy approved by the Board of Directors. The Credit and Recovery Policy outlines the type of products that can be offered, customer categories, the targeted customer profile and the credit approval process and limits. ICICI Bank measures, monitors and manages credit risk at an individual borrower level and at the portfolio level for non-retail borrowers. The credit risk for retail borrowers is being managed at portfolio level. It has a structured and standardized credit approval process, which includes a well-established procedure of comprehensive credit appraisal. The Country Risk Management Policy addresses the recognition, measurement, monitoring and reporting of country risk.

Credit Approval Authorities -

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

The Bank has established several levels of credit approval authorities for its corporate banking activities - the Credit Committee, the Committee of Executive Directors, the Committee of Senior Management, the Committee of Executives and Regional Committees. For certain exposures to small and medium enterprises and rural and agricultural loans under programs, separate forums have been established for approval. These forums sanction programs formulated through a cluster-based approach wherein a lending program is implemented for a homogeneous group of individuals or business entities that comply with certain norms. To be eligible for funding under the programs, borrowers need to meet the stipulated credit norms and obtain a minimum score on a scoring model. ICICI Bank has incorporated control norms, borrower approval norms and review triggers in all such programs.

Retail credit facilities are required to comply with approved product policies. All products policies are approved by the Committee of Executive Directors. The individual credit proposals are evaluated and approved by individual officers/forums on the basis of the product policies.

Credit Risk Assessment Methodology for Standalone Entities-

All credit proposals other than retail products, program lending, score card-based lending to small and medium enterprises and agri-businesses and certain other specified products are rated internally by the Credit Risk Management Group, prior to approval by the appropriate forum.

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

Borrower risk is evaluated by considering:

•	the risks and prospects associated with the industry in which the borrower is operating (industry risk);

•	the financial position of the borrower by analyzing the quality of its financial statements, its past financial performance, its financial flexibility in terms of ability to raise capital and its cash flow adequacy (financial risk);

•	the borrower’s relative market position and operating efficiency (business risk);

•	the quality of management by analyzing their track record, payment record and financial conservatism (management risk); and-

•	the risks with respect to specific projects, both pre-implementation, such as construction risk and funding risk, as well as post-implementation risks such as industry, business, financial and management risks related to the project (project risk).

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

On the Bank’s current rating scale, ratings of below BBB- (i.e., BB and B ratings) are considered to be relatively high-risk categories. The current credit policy of the Bank does not expressly provide a minimum rating required for a borrower to be considered for a loan. All corporate loan proposals with an internal rating of below BBB- are sent to our Credit Committee for its approval, which is constituted by a majority of non-executive directors.

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

At year-end fiscal 2015, our net non-investment grade loans constituted about 12.2% of our total net loans.

Working capital loans are generally approved for a period of 12 months. At the end of the 12-month validity period, ICICI Bank reviews the loan arrangement and the credit rating of the borrower. On completion of this review, a decision is made on whether to renew the working capital loan arrangement.

The following sections detail the risk assessment process for various business segments:

Assessment of Project Finance Exposures-

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

ICICI Bank generally disburses funds after the entire project funding is committed and vital contractual arrangements have been entered into. Funds are disbursed in tranches to pay for approved project costs as the project progresses. When ICICI Bank appoints technical and market consultants, they are required to monitor the project’s progress and certify all disbursements. ICICI Bank also requires the borrower to submit periodic reports on project implementation, including orders for machinery and equipment as well as expenses incurred. Project completion is contingent upon satisfactory operation of the project for a certain minimum period and, in certain cases, the establishment of debt service reserves. ICICI Bank continues to monitor the credit exposure until its loans are fully repaid.

Assessment of Corporate Finance Exposures-

As part of the corporate loan approval procedures, ICICI Bank carries out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements and temporary imbalances in liquidity. ICICI Bank’s funding of long-term core working capital requirements is assessed on the basis, among other things, of the borrower’s present and proposed level of inventory and receivables. In case of corporate loans for other funding requirements, ICICI Bank undertakes a detailed review of those requirements and an analysis of cash flows. A substantial portion of ICICI Bank’s corporate finance loans are secured by a lien over appropriate assets of the borrower. Corporate finance loans are generally secured by a first charge on fixed assets, which normally consists of property, plant and equipment. We may also take as security a pledge of financial assets, such as marketable securities, and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsors’ shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding.

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

ICICI Bank’s analysis enables it to identify risks in these transactions. To mitigate risks, ICICI Bank uses various credit enhancement techniques, such as collateralization, cash collateralization, creation of escrow accounts and debt service reserves. ICICI Bank also has a monitoring framework to enable continuous review of the performance of such transactions.

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

Assessment of Working Capital Finance Exposures-

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

Assessment of Retail Loans-

The sourcing and approval of retail credit exposures are segregated to achieve independence. The Credit Risk Management Group, Retail Strategy and Policy Group and credit teams are assigned complementary roles to facilitate effective credit risk management for retail loans.

The Retail Strategy and Policy Group is responsible for preparing credit policies/operating policies. The Credit Risk Management Group oversees the credit risk issues for retail assets including the review of all credit policies and operating policies proposed for approval by the Board or forums authorized by the Board. The Credit Risk Management Group is involved in portfolio monitoring of all retail assets and in suggesting and implementing policy changes. Independent units within retail banking, focus on customer-segment specific strategies, policy formulation, portfolio tracking and monitoring, analytics, score card development and database management. The credit team, which is independent from the business unit, oversees the underwriting function and is organized geographically to support the retail sales and service structure.

ICICI Bank’s customers for retail loans are primarily middle and high-income, salaried and self-employed individuals. Except for personal loans and credit cards, ICICI Bank requires a contribution from the borrower and its loans are secured by the asset financed.

The Bank’s credit officers evaluate credit proposals on the basis of operating policies approved by the Committee of Executive Directors. The criteria vary across product segments but typically include factors such as the borrower’s income, the loan-to-value ratio and demographic parameters. External agencies such as field investigation agencies facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans made to retail borrowers. In making its credit decisions, ICICI Bank draws upon a centralized database on delinquent loans and reports from the credit bureau to review the borrower’s profile. For mortgage loans and used vehicle loans, a valuation agency or an in-house technical team carries out the technical valuations. In the case of credit cards, in order to limit the scope of individual discretion, ICICI Bank has implemented a credit-scoring program that assigns a credit score to each applicant based on certain demographic and credit bureau variables. The credit score then forms one of the criteria for loan evaluation. For loans against gold ornaments and gold coins, emphasis is given on ownership and authenticity (purity and weight) of the jewelry for which an external appraiser is appointed by the Bank. Certain norms like a cap on the gross weight of certain kinds of jewelry have been set to reduce jewelry evaluation risks.

ICICI Bank has lending programs for business banking customers, based on various financial and non-financial parameters and target market norms. The program criteria are approved by the Committee of Executive Directors and individual credit proposals are assessed by the credit team based on these approved criteria. The Committee of Executive Directors of ICICI Bank reviews the portfolio on a periodic basis. The renewal of programs is approved by the Committee of Executive Directors.

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

Assessment Procedures of Small Enterprises Loans-

ICICI Bank finances small enterprises, which include individual cases and financing dealers and vendors of companies by implementing structures to enhance the base credit quality of the vendor/dealer. Small enterprise credit also includes financing extended directly to small enterprises as well as financing extended on a cluster-based approach in which credit is extended to small enterprises that have a homogeneous profile, such as apparel manufacturers and manufacturers of pharmaceuticals. The risk assessment of such a cluster involves the identification of appropriate credit norms for target market, the use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises which are awarded a minimum required score in the scoring model. A detailed appraisal is performed based on the financial as well as non-financial parameters to identify the funding needs of the enterprise in all the cases. There are appropriate credit structures built in based on the assessment of each case. The group also finances small businesses based on analysis of the business and financials. The assessment includes a scoring model with a minimum score requirement before appraisal of these enterprises is conducted.

ICICI Bank also finances small and medium enterprises, dealers and vendors linked to these entities by implementing structures to enhance the base credit quality of the vendor or dealer. The process involves an analysis of the base credit quality of the vendor or dealer pool and an analysis of the linkages that exist between the vendor or dealer and the company.

The risk management policy also includes setting up of portfolio control norms, continuous monitoring renewal norms as well as stringent review and exit triggers to be followed while financing such clusters or communities.

Assessment Procedures of Rural and Agricultural Loans-

The rural and agricultural portfolio consists of loans to retail customers in the rural sector through programs and direct loans to corporations, small & medium enterprises and intermediaries linked to these entities. The programs offered include lending to farmers for crop cultivation and other allied agricultural activities (in the form of Kisan credit cards and agricultural term loans), farm equipment financing (for purchase of equipment such as tractors and harvesters), lending to self-help groups, loans against gold ornaments and gold coins, commodity based funding and rural business enterprise credit. ICICI Bank has adopted specific risk assessment methodologies for each of these segments.

The sales and approval functions are segregated to achieve independence in retail loan assessment procedures. The Retail Strategy and Policy Group is responsible for preparing credit policies/operating policies. The Credit Risk Management Group oversees the credit risk issues for retail agricultural assets including the review of all credit policies and operating policies proposed for approval by the Board of Directors or forums authorized by the Board. The Credit Risk Management Group monitors portfolio trends and suggests and implements policy changes. The credit team, which is independent from the business unit, oversees the underwriting function and is organized geographically in line with the rural sales and service structure.

ICICI Bank uses a cluster-based approach for certain segments, wherein a lending program is implemented for a homogeneous group of individuals or business entities that comply with certain laid down parameterized norms. To be eligible for funding under these programs, the borrowers need to meet the stipulated credit norms and obtain a minimum score on the scoring model wherever applicable. ICICI Bank has incorporated control norms, borrower approval norms and review triggers in all the programs.

For corporations, borrower risk is evaluated by analyzing the industry risk, the borrower’s market position, financial performance, cash flow adequacy and the quality of management. The credit risk of intermediaries (including vendors, dealers, harvester & transporter, seed organizers, micro finance institutions) and retail customers is evaluated by analyzing the base credit quality of such borrowers or the pool of borrowers and also the linkages between the borrowers and the companies to which they are supplying their produce.

For loans against gold ornaments and gold coins, the credit norms focus on establishing ownership and authenticity (purity and weight) of the jewelry for which an external appraiser is appointed by the Bank. Certain norms like a cap on the gross weight of certain kinds of jewelry have been set to reduce jewelry evaluation risks.

Commodity based financing caters to the needs of farmers, aggregators & processors, where the facility is based on collateral of the commodity pledged in favour of the Bank and stored in designated warehouses. The credit norms focus on the quality, quantity and price volatility of the underlying commodity. A dedicated group evaluates the quantity and quality of the commodity at the time of funding, directly or through the agencies appointed by it, and also undertakes periodic checks post funding. ICICI Bank also has a centralized system for daily monitoring of the prices of the commodities funded by it and raising a margin call in case of a shortfall in margins due to decline in the prices. Various norms like initial margins and the price caps for various commodities have been set to reduce the risk arising out of price volatility of the underlying commodities.

See also “Risk Factors—Risks Relating to Our Business—Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”.

Risk Monitoring and Portfolio Review-

We ensure effective monitoring of credit facilities through a risk-based asset review framework under which the frequency of asset review is higher for cases with higher outstanding balances and/or lower credit ratings. For corporate, small enterprises and agri-business related borrowers, the Credit Middle Office Group verifies adherence to the terms of the credit approval prior to the commitment and disbursement of credit facilities. These borrower accounts are generally reviewed at least once a year.

The Credit Middle Office Group/Operation Groups monitors compliance with the terms and conditions for credit facilities prior to disbursement. It also reviews the completeness of documentation, creation of security and insurance policies for assets financed.

An analysis of our portfolio composition based on our internal rating is carried out and is submitted to the Risk Committee of the Board on a quarterly basis as part of the risk dashboard. This facilitates the identification and analysis of trends in the portfolio credit risk.

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

Market Risk Management Procedures

Market risk policies include the Investment Policy, the Asset Liability Management Policy and the Derivative Policy. The policies are approved by the Board of Directors. The Asset Liability Management Policy stipulates liquidity and interest rate risk limits and Asset Liability Management Committee monitors adherence to limits and determines the strategy in light of the current and expected environment. The Investment Policy addresses issues related to investments in various treasury products. The policies are designed to ensure that operations in the securities and foreign exchange and derivatives areas are conducted in accordance with sound and acceptable business practices and are as per current regulatory guidelines, laws governing transactions in financial securities and the financial environment. The policies contain the limit structures that govern transactions in financial instruments. The Board has authorized the Asset Liability Management Committee and Committee of Executive Directors (Borrowing, Treasury and Investment Operations) to grant certain approvals related to treasury activities, within the broad parameters laid down by policies approved by the Board.

The Asset Liability Management Committee, comprising managing director, wholetime directors and senior executives, meets periodically and reviews the positions of trading groups, interest rate and liquidity gap positions on the banking book, sets deposit and benchmark lending rates, reviews the business profile and its impact on asset liability management and determines the asset liability management strategy, as deemed fit, taking into consideration the current and expected business environment. The Asset Liability Management Policy provides guidelines to manage liquidity risk and interest rate risk in the banking book.

The Market Risk Management Group is responsible for the identification, assessment and measurement of market risk. Risk limits including position limits and stop loss limits are reported on a daily basis by the Treasury Control and Services Group and reviewed periodically. Foreign exchange risk is monitored through the net overnight open foreign exchange limit. Interest rate risk is measured through the use of repricing gap analysis and duration analysis. Interest rate risk is further monitored through interest rate risk limits approved by the Board of Directors.

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

Our primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. We usually borrow for a fixed period with a one-time repayment on maturity, with some borrowings having European call/put options, exercisable only on specified dates, attached to them. However, we have a mix of floating and fixed interest rate assets. Our loans are generally repaid gradually, with principal repayments being made over the life of the loan. Our housing loans at year-end fiscal 2015 were primarily floating rate loans where any change in the benchmark rate with reference to which these loans are priced, is generally passed on to the borrower on the first day of the succeeding quarter or succeeding month, as applicable. Since January 1, 2004, we have used a single benchmark prime lending rate structure for all loans other than specific categories of loans advised by the Indian Banks’ Association. Effective July 1, 2010, as required by the Reserve Bank of India, our new loans are priced with reference to a base rate, called the ICICI Bank Base Rate. The Asset Liability Management Committee sets the ICICI Bank Base Rate based on the cost of funds, cost of operations, credit charge and likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for fresh approvals and renewal of rupee facilities is linked to the ICICI Bank Base Rate. The lending rates comprise the ICICI Bank Base Rate, term premium and transaction-specific credit and other charges. As specified by the Reserve Bank of India, the lending rates for loans and advances are not permitted to be lower than the ICICI Bank Base Rate with the exception of certain categories of loans specified by the Reserve Bank of India from time to time. Existing loans, other than cases where the borrower migrates to base rate, continue to be linked to a benchmark as stipulated in the existing loan agreements. We generally seek to eliminate interest rate risk on undisbursed commitments by fixing interest rates on rupee loans at the time of loan disbursement. Pursuant to regulatory reserve requirements, we maintain a large part of our assets in government of India securities and in interest-free balances with the Reserve Bank of India, which are funded mainly by wholesale deposits and borrowings. This exposes us to the risk of differential movement in the yield earned on statutory reserves and the related funding cost.

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

Almost all our foreign currency loans in our overseas branches are floating rate loans. These loans are generally funded with foreign currency borrowings and deposits in our overseas branches. We generally convert all our foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. Our overseas subsidiaries in the UK and Canada have fixed rate retail term deposits and fixed/floating rate wholesale borrowings as their funding sources. They also have fixed and floating rate assets. Interest rate risk is generally managed by entering into swaps whenever required.

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

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2015(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Loans, net	Rs.	3,656,136	Rs.	615,231	Rs.	113,534	Rs.	4,384,901
Investments		560,252		513,998		1,953,366		3,027,616
Other assets(2)		191,088		2,817		597,984		791,889
Total assets		4,407,476		1,132,046		2,664,884		8,204,406
Stockholders’ equity and preference share capital		–		–		847,045		847,045
Borrowings		1,123,935		718,706		269,879		2,112,520
Deposits		2,898,661		770,786		190,105		3,859,552
Other liabilities		–		–		1,441,674		1,441,674
Total liabilities		4,022,596		1,489,492		2,748,703		8,260,792
Total gap before risk management positions		384,880		(357,446)		(83,819)		(56,386)
Off-balance sheet positions(3)		(441,529)		303,739		64,571		(73,218)
Total gap after risk management positions	Rs.	(56,649)	Rs.	(53,707)	Rs.	(19,248)	Rs.	(129,604)

____________________

(1)	Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on Asset Liability Management Guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. This includes investments in the nature of equity, cash and cash equivalents and miscellaneous assets and liabilities. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	The categorization for these items is different from that reported in the financial statements.

(3)	Off-balance sheet positions comprise derivatives, including foreign exchange forward contacts.

The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2015
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Loans	Rs.	721,511	Rs.	2,514,256	Rs.	3,235,767

The following table sets forth, using the balance sheet at year-end fiscal 2015 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2016, assuming a parallel shift in the yield curve at year-end fiscal 2015.

	At March 31, 2015
	Change in interest rates (in basis points)
	(100)		(50)		50		100
	(in millions)
Rupee portfolio	Rs.	(7,010)	Rs.	(3,505)	Rs.	3,505	Rs.	7,010
Foreign currency portfolio		(1,387)		(694)		694		1,387
Total	Rs.	(8,397)	Rs.	(4,199)	Rs.	4,199	Rs.	8,397

Based on our asset and liability position at year-end fiscal 2015, the sensitivity model shows that net interest income from the banking book for fiscal 2016 would rise by Rs. 8.4 billion if interest rates increased by 100 basis points during fiscal 2016. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points during fiscal 2016, net interest income for fiscal 2016 would fall by an equivalent amount of Rs. 8.4 billion. Based on our asset and liability position at year-end fiscal 2014, the sensitivity model showed that net interest income from the banking book for fiscal 2015 would rise by Rs. 8.9 billion if interest rates increased by 100 basis points during fiscal 2015. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points during fiscal 2015, net interest income for fiscal 2015 would fall by an equivalent amount of Rs. 8.9 billion.

Sensitivity analysis, which is based upon static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

Price Risk (Trading Book)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2015 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held for trading portfolio for fiscal 2015, assuming a parallel shift in interest rate curve.

	At March 31, 2015
	Change in interest rates (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Indian government securities	Rs.	132,567	Rs.	5,444	Rs.	2,747	Rs.	(2,747)	Rs.	(5,444)
Corporate debt securities		136,730		1,867		945		(945)		(1,867)
Total	Rs.	269,297	Rs.	7,311	Rs.	3,692	Rs.	(3,692)	Rs.	(7,311)

	At March 31, 2015
	Change in interest rates (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Foreign government securities	Rs.	7,797	Rs.	70	Rs.	35	Rs.	(35)	Rs.	(70)

At year-end fiscal 2015, the total value of our fixed income trading portfolio was Rs. 277.1 billion. The sensitivity model shows that if interest rates increase by 100 basis points during fiscal 2016, the value of this portfolio would fall by Rs. 7.4 billion. Conversely, if interest rates fall by 100 basis points during fiscal 2016, the value of this portfolio would rise by Rs. 7.4 billion. At year-end fiscal 2014, the total value of our fixed income trading portfolio was Rs. 248.4 billion. The sensitivity model showed that if interest rates increased by 100 basis points during fiscal 2015, the value of this portfolio would fall by Rs. 3.1 billion. Conversely, if interest rates fell by 100 basis points during fiscal 2015, the value of this portfolio would rise by Rs. 3.1 billion. The sensitivity for fixed income trading portfolio increased in fiscal 2015 compared to fiscal 2014 primarily due to increase in the duration as well as portfolio size of the securities.

At year-end fiscal 2015, the total outstanding notional principal amount of our trading interest rate derivatives portfolio was Rs. 3,971.7 billion compared to Rs. 3,137.1 billion at year-end fiscal 2014. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would rise by Rs. 0.2 billion. At year-end fiscal 2015, the total outstanding notional principal amount of our trading currency derivatives (such as futures, options and cross currency interest rate swaps) portfolio was Rs. 1,020.3 billion compared to Rs. 1,019.5 billion at year-end fiscal 2014. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would rise by Rs. 1.0 billion. At year-end fiscal 2015, the total outstanding notional principal amount of our trading foreign exchange portfolio was Rs. 2,529.6 billion compared to Rs. 2,342.1 billion at year-end fiscal 2014. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would fall by Rs. 4 million.

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2015, we had a total equity investment portfolio of Rs. 66.0 billion, primarily comprising Rs. 18.2 billion of investments by ICICI Bank and Rs. 45.0 billion of investments by our insurance subsidiaries. Additionally, ICICI Securities and ICICI Securities Primary Dealership also have a small portfolio of equity derivatives. The equity investments of ICICI Bank include the equity portfolio of its proprietary trading group amounting to Rs. 4.3 billion and other equity investments amounting to Rs. 13.9 billion. These other equity investments are primarily unlisted and long-term in nature. We also invest in private equity and venture capital funds, primarily those managed by our subsidiary ICICI Venture Funds Management Company. These funds invest in equity and equity linked instruments. Our investments through these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are also subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury”.

The risk in the equity portfolio of the proprietary trading group, which manages the equity trading book of ICICI Bank, is controlled through a value-at-risk approach and stop loss limits, as stipulated in the Investment Policy. Value-at-risk measures the statistical risk of loss from a trading position, given a specified confidence level and a defined time horizon.

ICICI Bank computes value-at-risk using historical simulation model for limit monitoring purposes. The value-at-risk is calculated using a 99% confidence level and a holding period of one day.

The following table sets forth the high, low, average and period-end value-at-risk for fiscal 2015.

	High	Low	Average	At March 31, 2015
	Rs. in million
Value-at-risk	306.9	51.7	133.8	110.7

We monitor the effectiveness of the value-at-risk model by regularly back-testing its performance. Statistically, we would expect to see losses in excess of value-at-risk only 1% of the time over a one-year period. During fiscal 2015, hypothetical losses exceed the value-at-risk estimates for four days. An analysis of these four outliers revealed that these losses occurred on days when actual movement in the stocks for the day was more than the scenario used to compute VaR for the day.

The following table sets forth a comparison of the hypothetical daily profit/loss, computed on the assumption of no intra-day trading, and value-at-risk calculated using the historical simulation model during fiscal 2015.

	Average	On March 31, 2015
	Rs. in million
Hypothetical daily profit/(loss)	4.3	57.2
Value-at-risk	133.8	110.7

The high and low hypothetical daily profit/(loss) during fiscal 2015 was Rs. 283 million and Rs. (227) million respectively.

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

Exchange Rate Risk

We offer instruments like swaps, forwards, and currency options to clients, which are primarily banks and corporate customers. We use cross currency swaps, forwards, and options to hedge against risks arising out of these transactions and for foreign currency loans that are originated in currencies different from the currencies of borrowings supporting them. Some of these transactions may not meet the hedge accounting requirements and are subject to mark-to-market. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating daily and cumulative stop-loss limits, and engaging in exception reporting.

The Reserve Bank of India has permitted banks to offer foreign currency-rupee options for hedging foreign currency exposures including hedging of balance sheet exposures to the users. We offer such products primarily to corporate clients and other inter-bank counterparties. All the options positions are maintained within the limits specified in the Investment Policy. The trading activities in the foreign currency markets expose the Bank to exchange rate risks. The foreign exchange rate risk is monitored through the net overnight open position limit approved by the Reserve Bank of India.

Assuming 1% increase/decrease in each of the foreign currencies against the respective base currency, our exchange rate sensitivity comes to Rs. 11 million and Rs. 22 million at year-end fiscal 2015 and year-end fiscal 2014 respectively. The above numbers are without any netting benefit across base currencies. The Bank also monitors Greeks of its currency options.

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

The following table sets forth, using our held for trading portfolio at year-end fiscal 2015 as the base, one possible prediction of the impact of changes in credit spreads on the value of the trading portfolio, assuming a parallel shift in credit spreads.

	At March 31, 2015
	Change in credit spread (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Corporate debt securities	Rs.	136,730	Rs.	1,867	Rs.	945	Rs.	(945)	Rs.	(1,867)

At year-end fiscal 2015, our held for trading portfolio (excluding government securities) was Rs. 136.7 billion. The sensitivity model showed that if credit spreads increased by 100 basis points during fiscal 2016, the value of this portfolio would fall by Rs. 1.9 billion. Conversely, if credit spreads fall by 100 basis points during fiscal 2016, the value of this portfolio would rise by Rs. 1.9 billion. At year-end fiscal 2014, our held for trading portfolio (excluding government securities) was Rs. 181.0 billion. The sensitivity model shows that if credit spreads increase by 100 basis points during fiscal 2015, the value of this portfolio would fall by Rs. 1.9 billion. Conversely, if credit spreads fall by 100 basis points during fiscal 2015, the value of this portfolio would rise by Rs. 1.9 billion.

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

The Bank manages liquidity risk in accordance with its Asset Liability Management Policy. This policy is framed as per the current regulatory guidelines and is approved by the Board of Directors. The Asset Liability Management Policy is reviewed periodically to incorporate changes as required by regulatory stipulation or to realign the policy with changes in the economic landscape. The Asset Liability Management Committee of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the Asset Liability Management Policy. The Asset Liability Management Committee

comprises Managing Director and CEO, Executive Directors, Presidents, Chief Financial Officer, Senior General Managers in charge of Risk and Treasury and heads of business groups. The Risk Committee of the Board, a Board Committee, has oversight of the Asset Liability Management Committee.

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

The Bank also prepares dynamic liquidity cash flow statements, which in addition to scheduled cash flows, also consider the liquidity requirements pertaining to incremental business and the funding thereof. The dynamic liquidity cash flow statements are prepared in close coordination with the business groups, and cash flow projections based on the statements are periodically presented to the Asset Liability Management Committee. As a part of the stock and flow approach, the Bank monitors various liquidity ratios, and limits are laid down for these ratios in the Asset Liability Management Policy. The Bank also monitors liquidity coverage ratio which has been applicable from January 1, 2015.

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

For its overseas branches, the Bank also has a well-defined borrowing program. In order to maximize borrowings at a reasonable cost through its branches, liquidity in different markets and currencies is targeted. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings, interbank bilateral loans and deposits, including structured deposits. The Bank also raises refinance from other banks against the buyers’ credit and other trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. The Bank also mobilizes retail deposits, in accordance with the regulatory framework in place in the respective host country.

The Bank maintains prudential levels of liquid assets in the form of cash, balances with the central bank and government securities, money market and other fixed income securities. Currently, as stipulated by the regulator, banks in India are required to maintain their statutory liquidity ratio at a level of 21.5% of its net demand and time liabilities in India and their cash reserve ratio at a level of 4.0% of its net demand and time liabilities in India. The Bank generally holds additional securities over and above the stipulated level. Further, banks in India are required to maintain a liquidity coverage ratio at a minimum of 60.0% for the calendar year 2015. Effective January 1, 2016, the liquidity coverage ratio requirement will rise to a minimum of 70.0% for the calendar year 2016, and will further increase in a phased manner to 100.0% from January 1, 2019. During fiscal 2015, the Bank maintained a liquidity coverage ratio above the stipulated level.

Further, the Bank has a board approved liquidity stress testing framework, under which the Bank estimates its liquidity position under a range of stress scenarios, and considers possible measures that the Bank could take to mitigate the outflows under each scenario. These scenarios cover bank specific, market-wide and combined stress situations and have been separately designed for the domestic and international operations of the Bank. Each scenario included in the stress-testing framework covers a time horizon of 28 days. The stress-testing framework measures the impact on profit due to liquidity outflows for each scenario, considering possible measures that the Bank could take to mitigate the stress. The impact on profits is subject to a stress tolerance limit specified by the Board of Directors. The results of liquidity stress testing are reported to the Asset Liability Management Committee on a monthly basis. During fiscal 2015, the results of each of the stress scenarios were within the Board-approved limits.

The Risk Committee of the Board has approved a Liquidity Contingency Plan, which lays down a framework for ongoing monitoring of potential liquidity contingencies and an action plan to meet such contingencies. The Liquidity Contingency Plan lays down several liquidity indicators, which are monitored on a pre-defined (daily or weekly) basis and also defines the protocol and responsibilities of various teams in the event of a liquidity contingency.

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

The management of operational risk is governed by the Operational Risk Management Policy approved by the Board of Directors. The policy is applicable across the Bank including overseas branches, ensuring a clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk and assisting the business and operation groups units to improve internal controls. The Board has constituted an Operational Risk Management Committee for analyzing and monitoring the risks associated with the various business activities of the Bank. The principal objective of the Committee is to mitigate operational risk within the Bank by creation and maintenance of explicit operational risk management process. The Operational Risk Management Committee reviews the risk profile of various functions, the tools used for management of operational risk and implementation of the operational risk management policies and framework as approved by the Board. The Board has also approved a framework for approval of all new products/processes, which requires all new products/process or modifications to existing products/processes are approved by the Product and Process Approvals Committee.

Operational risk can result from a variety of factors, including failure to obtain proper internal authorizations, improperly documented transactions, failure of operational and information security procedures, computer systems, software or equipment, fraud, inadequate training and employee errors. Operational risk is sought to be mitigated by maintaining a comprehensive system of internal controls, establishing systems and procedures to monitor transactions, maintaining key back-up procedures and undertaking regular contingency planning. The key elements in the operational risk management process in the Bank are risk identification and assessment, risk measurement, risk monitoring and risk mitigation.

In each of the banking subsidiaries, local management is responsible for implementing operational risk management framework through the operational risk management policy approved by their respective boards.

Operational Controls and Procedures in Retail Banking

Retail banking is organized into a zonal structure and each of the zones are headed by senior officials of the Bank. There are designated product, sales, credit and operations structure for customer sourcing and servicing. The branches are supported by regional/centralized processing centers which ensure adequate operational controls.

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

Operational Controls and Procedures for Internet Banking

The Bank has put in place adequate authentication and authorization controls for transactions through internet banking by customers. In addition to login password, transactions are authorized through grid-level value authentication (a grid is a unique set of numbers printed on the debit card). Additionally, a one-time password is sent to the customer’s registered mobile number for the addition of a payee for fund transfers. Additionally, one-time password (sent to registered mobile number) authentication is also required in certain case like, if the login is from a different system, browser or blacklisted IP addresses. Internet transactions using credit cards require additional password-based authentication besides other authentications present on the card. Text message alerts are also sent to the customer for internet-based transactions beyond a threshold level. To prevent phishing and internet-related fraud, the Bank also regularly communicates with customers. The internet banking infrastructure is secured through the multi-layer information security controls, including firewalls, intrusion prevention systems and network level access controls. These are supplemented by periodic penetration tests, vulnerability assessments and continuous security incident monitoring of internet banking servers.

Operational Controls and Procedures in the Regional Processing Centers and Central Processing Center

The Bank has designated regional processing centers located at various cities across the country. These regional processing centers engage in activities like processing clearing checks and inter-branch transactions, outstation check collections, and engage in back-office activities for account opening, renewal of deposits and salary transaction processing of corporations. There are currency chests located at 35 locations in various cities across India, which cater to the cash requirements of branches and ATMs.

The Bank has two processing centers, one each in Mumbai and Hyderabad, process the transactions on a nationwide basis for the issuance of debit cards, mailing of personal identification numbers, issuance of passwords to internet banking customers and internet banking bill payments and processing of credit card transactions. Centralized processing has also been extended to activities like issuance of personalized checkbooks and the activation of newly opened accounts.

Operational Controls and Procedures in Treasury

The Bank has put in place a comprehensive internal control structure with respect to its treasury operations. The control measures include the segregation of duties between treasury front-office and treasury control and services group, automated control procedures, continuous monitoring procedures through detailed reporting statements, and a well-defined code of conduct for dealers. The Bank has also set up limits in respect of treasury operations including deal-wise limits and product-wise limits. In order to mitigate the potential mis-selling risks, if any, a labeling policy has been implemented. Similarly in order to mitigate potential contractual risks, if any, negotiations for deals are recorded on a voice recording system. Some of the control measures include deal validation, independent confirmation, documentation, limits monitoring, treasury accounting, settlement, reconciliation and regulatory compliance. Treasury control and services group reviews the unconfirmed, unsettled deals if any, on a regular basis and follows up for timely confirmation or settlement. There is a mechanism of escalation to senior management in case of delays in settlement or confirmation beyond a time period. In addition to the above, concurrent and internal audits are also conducted independently in respect of treasury operations on a periodic basis. The control structure in our treasury operations is designed to prevent errors and potential fraud and provide early-warning signals.

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

The central asset operations unit is located in Mumbai, while regional operations units are located at Delhi and Hyderabad. These central and regional units support operations relating to retail asset products across the country. The central asset operations unit carries out activities like loan accounts maintenance, accounting and reconciliation, payouts and repayment management activities for all retail asset products.

Operational Controls and Procedures for Corporate Banking

Corporate banking is also organized into a zonal structure. The front office is responsible for sourcing clients and performing a credit analysis of the proposal. The credit risk is independently evaluated by the Risk Management Group. Operations regarding corporate banking products and services are supported by the middle office and back office with well-defined process ownership. The key processes and their ownership are documented through process notes which are reviewed periodically. The middle office conducts verification and scrutiny of the documents and memos to ensure mitigation of post-approval risks. It also monitors adherence to the terms of approval by periodically publishing compliance monitoring reports. The back office in corporate operations comprises units responsible for the execution of trade finance, cash management and general banking transactions based on the requests and instructions initiated through channels including branches.

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

Operational Controls and Procedures for Rural Banking

The Bank’s rural banking operations include meeting the financial requirements of customers in rural and semi-urban locations, primarily engaged in agriculture and allied activities. The Bank also focuses on enrollment of beneficiaries under government social schemes. There are designated product, sales, credit and operations structure for the rural banking segment. The customers are offered various products by the sales and business teams and there are various processes and controls performed by independent teams such as Credit Middle Office Group and Operations Group with well-defined process ownership. There are independent monitoring and controls on the quality of the commodities pledged and title of the land considered as collateral. Hind sighting is also carried out to check the effectiveness of the processes.

Anti-Money Laundering Controls

The Bank has implemented the Know Your Customer/Anti-Money Laundering/Combating of Financing of Terrorism guidelines in accordance with the provisions under Prevention of Money Laundering Act, 2002, rules promulgated thereunder and guidelines issued by the regulators from time to time.

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

Our Know-Your-Customer procedures take into account the risk assessment of product and customer segments, with basic due diligence performed for low risk, enhanced due diligence performed for high risk customers pursuant to the Reserve Bank of India guidelines.

The Bank also adheres to the anti-money laundering requirements as specified by the regulators of respective geographies. The Bank’s anti-money laundering framework is subject to audit by the Internal Audit Department and their observations are reported to the Audit Committee at regular intervals.

Our life insurance subsidiary has implemented Know-Your-Customer/Anti-Money Laundering/Combating of Financing of Terrorism guidelines issued according to the Prevention of Money Laundering Act, 2002 and guidelines issued by Insurance Regulatory and Development Authority of India from time to time.

Anti-Money Laundering/Combating Financing of Terrorism Policy is approved by the Board of Directors of the life insurance subsidiary. The Policy is also in accordance with the Group Anti-Money-Laundering policy and includes oversight by the Audit Committee on the implementation of the Anti-Money Laundering framework. It provides for appointment of a senior level officer as Money Laundering Prevention Officer who has the day-to-day responsibility for implementation of the anti-money laundering framework, adoption of a risk-based Anti-Money-Laundering framework, implementation of adequate Know-Your-Customer procedures based on risk categorization of customer segments, screening of customers against sanctioned lists, risk-based transaction monitoring, regulatory reporting procedures and appropriate mechanisms to train employees and to create customer awareness on this subject.

Anti-Money laundering framework is reviewed by the Internal Audit Department and its observations are periodically reported to the Audit Committee.

Following the release on the internet of videos in March-April 2013 forming part of a sting operation on banks and insurance companies in India, that purported to show the Bank’s frontline branch employees engaging in conversations that would violate the Group Code of Business Conduct and Ethics and could have, if any transactions had been consummated, led to violations of anti-money laundering and know your customer norms, the Reserve Bank of India undertook investigations at ICICI Bank and over 30 other banks in India. While the Reserve Bank of India’s investigations did not reveal any prima facie evidence of money laundering, the Reserve Bank of India has imposed an aggregate penalty of Rs. 665 million (US$11 million) on 31 Indian banks, including Rs. 10 million (US$ 0.2 million) on ICICI Bank, for instances of violation of applicable regulations. A penalty of Rs. 1.4 million was also imposed on the Bank in February 2015 by the Financial Intelligence Unit, India for failure in reporting the attempted suspicious transactions to which the above sting operations pertained. The Bank has filed an appeal against the penalty.

In July 2014, the Reserve Bank of India imposed a penalty, for violation of instructions /directions/guidelines issued by the Reserve Bank of India, on 12 Indian banks, including us, following its scrutiny of the loan and current accounts of a corporate borrower with these banks. The penalty imposed on us was Rs. 4.0 million.

In December 2014, the Reserve Bank of India imposed penalties on two Indian banks, including us, for non-compliance with the know your customer/anti-money laundering directions/guidelines issued by the Reserve Bank of India in respect of fraudulent opening of fictitious accounts with certain banks. The penalty imposed on us was Rs. 5.0 million. See “Risk Factors—Risks Relating to Our Business—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.” and “Risk Factors—Risks Relating to Our Business—Negative publicity could damage our reputation and adversely impact our business and financial results and the price of our equity shares and ADSs.”

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

The Internal Audit Group also has a dedicated team responsible for information technology security audits. The annual audit plan covers various components of information technology including applications, networks, infrastructure and information technology general controls.

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

All credit risk related issues are governed by ICICI Bank UK’s Credit Risk Management Policy. ICICI Bank UK takes a two-tier approach to assessment of credit risk with the first review by the commercial officer proposing the transaction and the proposal is then reviewed independently and assessed by a credit officer from within the risk team. Credit risk is also managed at the portfolio level by monitoring the key parameters of risk concentration such as industry exposures, country exposures, rating category based exposures, product specific exposures and large exposures.

ICICI Bank UK has board/board committee approved policies for managing market risk such as its treasury policy manual and mandate, valuation policy, model validation policy and independent price verification policy. For monitoring and managing market risk, it uses various risk metrics, including the duration of equity, price value of one basis point change in interest rate, price value of one basis point change in credit spread and stop loss limits.

ICICI Bank UK uses various tools for measurement of liquidity risk including the statement of structural liquidity, liquidity ratios and stress testing through scenario analysis. In line with its liquidity risk appetite, ICICI Bank UK maintains adequate high quality liquid assets/central bank reserves to cover projected stressed outflows under various scenarios as approved by the Board in the Individual Liquidity Adequacy Assessment framework. Additionally, the Prudential Regulation Authority also issues individual liquidity guidance to ICICI Bank UK, based on which ICICI Bank UK maintains liquid assets.

The management of operational risk (including fraud and conduct risks) is governed by the Operational Risk Management Policy approved by the Board Risk Committee. Operational risk elements covered in the Operational Risk Management Policy include operational incident management, techniques for risk identification and measurement, monitoring through key risk indicators and risk mitigation techniques.

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

The Board of Directors of ICICI Bank Canada has oversight on all risks assumed by ICICI Bank Canada. The Board has established committees and assigned specific mandates to the committees for providing oversight for the various risks facing it. The policies approved by the Board create the governing framework for managing various risks faced by ICICI Bank Canada. Business activities are undertaken within this policy framework.

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

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is a primary dealer and has government of India securities as a significant proportion of its portfolio. The Corporate Risk Management Group at ICICI Securities Primary Dealership has developed comprehensive risk management policies which seek to minimize risks generated by the activities of the organization. The Corporate Risk Management Group develops and maintains models to assess market risks which are constantly updated to capture the dynamic nature of the markets. The Corporate Risk Management Group also monitors credit risk and ensures compliance with exposure limits.

ICICI Securities Primary Dealership has constituted a Risk Management Committee with an independent Director as Chairman and other members of the Board of Directors of the company. The Committee reviews various aspects of risk management and among other things decides risk and investment policies for its various businesses and ensures compliance with regulatory guidelines on risk management as well as with all the prudential and exposure limits set by the Board of Directors.

ICICI Prudential Life Insurance Company

The risk governance structure of ICICI Prudential Life Insurance Company consists of the Board, Board Risk Management Committee, Executive Risk Committee and its sub-committees. The Board Risk Management Committee consists of non-executive directors. The Board, on recommendation of Board Risk Management Committee, has approved a policy (the Board Risk Policy) to address various risks such as market risk, credit risk, liquidity risk, insurance risk and operational risk. In addition, the Board has also approved fraud prevention, reinsurance, underwriting and outsourcing policies.

The risk policy sets out the governance structure for risk management in ICICI Prudential Life Insurance Company. The Executive Risk Committee is responsible for assisting the Board and the Board Risk Management Committee in their risk management duties and, in particular, is responsible for the approval of all new products launched by ICICI Prudential Life Insurance Company.

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

The Operational Risk Committee assists the Executive Risk Committee in identification, measurement, monitoring and control of operational risks such as risk of loss resulting from inadequate or failed internal processes, people and systems, or from external events. The Outsourcing Committee assists the Executive Risk Committee on management of outsourcing risk arising due to use of services provided by a third party to perform activities on a continuous basis that would have been otherwise undertaken by ICICI Prudential Life Insurance Company.

The risk management model of ICICI Prudential Life Insurance Company comprises a four-stage continuous cycle, namely identification and assessment, measurement, monitoring and control of risks. ICICI Prudential Life Insurance Company’s risk policy details the strategy and procedures adopted to follow the risk management cycle at the enterprise level. A risk report detailing the key risk exposures faced by ICICI Prudential Life Insurance Company and mitigation measures is placed before the Board Risk Management Committee on a periodic basis.

ICICI Lombard General Insurance Company

ICICI Lombard General Insurance Company is principally exposed to risks arising out of the nature of business underwritten and credit risk on its investment portfolio as well as the credit risk it carries on its reinsurers. In respect of business risk, ICICI Lombard General Insurance seeks to diversify its insurance portfolio across product classes, industry sectors and geographical regions. ICICI Lombard General Insurance focuses on achieving a balance between the corporate and retail portfolio mix to achieve favorable claim ratio and risk diversification. ICICI Lombard General Insurance has a risk retention and reinsurance policy whereby tolerance levels are set as per risk and on a per event basis. ICICI Lombard General Insurance also has the ability to limit its risk exposure by way of re-insurance arrangements. Investments of the company are governed by the investment policy approved by its Board of Directors within the norms stipulated by the Insurance Regulatory and Development Authority of India. The Investment Committee oversees the implementation of this policy and reviews it periodically. Exposure to any single entity is restricted to 5.0% of the portfolio and to any industry to 15.0% of the portfolio.

Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including the Managing Director and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act at year-end fiscal 2015.

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

We have experienced significant growth in a fast-changing environment, and management is aware that this may pose significant challenges to the control framework. See also “Risk Factors—Risks Relating to Our Business—There is operational risk associated with the financial industries which, when realized, may have an adverse impact on our business”.

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

Management assessed the effectiveness of internal control over financial reporting at year-end fiscal 2015 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (1992). Based on the assessment, management concluded that our internal control over financial reporting was effective at year-end fiscal 2015. Effectiveness of our internal control over financial reporting at year-end fiscal 2015 has been audited by KPMG, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Loan Portfolio

Our gross loan portfolio was Rs. 4,507.5 billion at year-end fiscal 2015, an increase of 13.7% over the gross loan portfolio of Rs. 3,964.9 billion at year-end fiscal 2014. The gross loan portfolio increased by 17.1% to Rs. 3,964.9 billion at year-end fiscal 2014 from Rs. 3,385.6 billion at year-end fiscal 2013. At year-end fiscal 2015, approximately 67.2% of our gross loans were rupee loans.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated, our gross rupee and foreign currency loans by business category.

	At March 31,
	2011		2012		2013		2014		2015		2015
	(in millions)
Consumer loans and credit card receivables(1)	Rs.	910,952	Rs.	1,040,975	Rs.	1,181,588	Rs.	1,470,783	Rs.	1,762,154	US$	28,280
Rupee		888,953		946,778		1,068,305		1,251,032		1,534,281		24,623
Foreign currency(2)		21,999		94,197		113,283		219,751		227,873		3,657
Commercial(3)		1,732,675		1,967,210		2,204,054		2,494,150		2,745,376		44,060
Rupee		853,920		1,006,863		1,193,433		1,310,457		1,493,578		23,970
Foreign currency		878,755		960,347		1,010,621		1,183,693		1,251,798		20,090
Leasing and related activities(4)		7		–		–		-		-		-
Rupee		7		–		–		-		-		-
Foreign currency				–		–		-		-		-
Gross loans		2,643,634		3,008,185		3,385,642		3,964,933		4,507,530		72,340
Rupee		1,742,880		1,953,641		2,261,738		2,561,488		3,027,859		48,593
Foreign currency		900,754		1,054,544		1,123,904		1,403,445		1,479,671		23,747
Total gross loans		2,643,634		3,008,185		3,385,642		3,964,933		4,507,530		72,340
Allowance for loan losses		(83,441)		(86,931)		(85,901)		(91,515)		(122,629)		(1,968)
Net loans	Rs.	2,560,193	Rs.	2,921,254	Rs.	3,299,741	Rs.	3,873,418	Rs.	4,384,901	US$	70,372

____________________

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans,farm equipment loans and other rural loan products.

(2)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 85.9 billion at March 31, 2015.

(3)	Includes builder financing and dealer financing.

(4)	Leasing and related activities includes leasing and hire purchase.

Our gross rupee loans increased from Rs. 2,561.5 billion constituting 64.6% of our total gross loans at year-end fiscal 2014 to Rs. 3,027.8 billion constituting 67.2% of our total gross loans at year-end fiscal 2015 primarily due to an increase in consumer loans and credit card receivables. Our gross foreign currency loans increased from Rs. 1,403.4 billion, constituting 35.4% of our total gross loans at year-end fiscal 2014 to Rs. 1,479.7 billion, constituting 32.8% of our total gross loans at year-end fiscal 2015 primarily due to rupee depreciation of the rupee vis-à-vis the US dollar, an increase in the insured mortgage portfolio of ICICI Bank Canada and an increase in corporate loans of ICICI Bank UK. See also “Operating and Financial Review and Prospects—Financial Condition—Advances”.

At year-end fiscal 2015, we did not have outstanding cross-border loans (defined as loans made to borrowers outside of India) exceeding 1.0% of our assets in any country except Canada, which were between approximately 2.5% to 3.0% of our assets. We had outstanding cross-border loans to U.S. borrowers amounting to between 0.5% and 1.0% of our assets.

Collateral —Completion, Perfection and Enforcement

Our loan portfolio largely consists of project and corporate finance and working capital loans to corporate borrowers, loans to retail customers, including home loans, automobile loans, commercial business loans, personal loans and credit card receivables and agricultural financing. In general, other than personal loans, credit card receivables and some forms of corporate and agricultural financing, which are unsecured, we stipulate that the loans should be collateralized at the time of loan origination. However, it should be noted that obstacles within the Indian legal system can create delays in enforcing collateral. See “Risk Factors—Risks Relating to Our Business— If we are not able to control the level of non-performing assets in our portfolio, our business will suffer”. In India, there are no regulations stipulating loan-to-collateral limits, except in the case of home loans. The Reserve Bank of India, through a guideline has capped the loan-to-value ratio at 90% for home loans up to Rs. 2.0 million, at 80% for home loans between Rs. 2.0 million and Rs. 7.5 million and at 75% for home loans above Rs 7.5 million.

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

Commercial loans

We generally seek collateral valued at 125% to 150% of the loan amount at origination for commercial loans. The collateral for project and other corporate loans are usually immovable assets, which are typically mortgaged in the Bank’s favor, or movable assets, which are typically hypothecated in the Bank’s favor. These security interests must be perfected by the registration of these interests within time limits stipulated under the Companies Act with the Registrar of Companies pursuant to the provisions of the Companies Act when borrowers are constituted as companies. This registration amounts to a constructive public notice to other business entities of the security interests created by such companies. Prior to creation of security interests on all assets, which are not stock-in-trade for the company, a no-objection certificate from the income tax authorities is required to create a charge on the asset. We may also take security of a pledge of financial assets like marketable securities (for which perfection of security interests by registration with the Registrar of Companies is not mandatory for companies under the Companies Act), and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have a top-up mechanism based on price triggers. See also “Risk factors—Risks Relating to Our Business—The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss”.

We generally require collateral valued at 150% of the loan amounts at origination for loans to real estate companies and lease rental discounting facilities. Our lease rental discounting facility is a loan facility offered to borrowers where the loans are granted against confirmed future lease rental payments to be received by the borrowers.

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

Separately, in India, foreclosure on collateral of property can be undertaken directly by lenders by fulfilling certain procedures and requirements (unless challenged in courts of law) or otherwise by a written petition to an Indian court or tribunal. In fiscal 2003, the Indian Parliament passed the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, subsequently amended, which strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security, including over immovable property and recovery of dues, without reference to the courts or tribunals. However, the process may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years and therefore might lead to deterioration in the physical condition and market value of the collateral. In the event a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntary winding up. In case a company becomes a sick unit, foreclosure and enforceability of collateral is stayed. See also “Overview of the Indian Financial Sector—Structural Reforms—Legislative Framework for Recovery of Debts due to Banks”.

In case of consumer installment loans, we obtain direct debit mandates or post-dated checks towards repayment on pre-specified dates. Postdated checks, if dishonored, entitle us on occurrence of certain events to initiate criminal proceedings against the issuer of the checks.

We recognize that our ability to realize the full value of the collateral in respect of current assets is difficult due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities) and fraudulent transfers by borrowers and other factors, including current legislative provisions or changes thereto and past or future judicial pronouncements. However, cash credit facilities are so structured that we are generally able to capture the cash flows of our customers for recovery of past due amounts. In addition, we generally have a right of set-off for amounts due to us on these facilities. We require our working capital loan customers to submit data on there working capital position on a regular basis, so that we can take any actions required before the loan becomes impaired. On a case-by-case basis, we may also stop or limit the borrower from drawing further credit from its facility.

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

Pursuant to the guidelines of the Reserve Bank of India, credit exposure of banks to an individual borrower generally must not exceed 15.0% of our capital funds, unless the exposure is in respect of an infrastructure project. Capital funds comprise Tier 1 and Tier 2 capital calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of our capital funds by an additional 5.0% (i.e. the aggregate exposure can be 20.0%) provided the additional credit exposure is on account of infrastructure financing. Our exposure to a group of companies under the same management control generally must not exceed 40.0% of our capital funds unless the exposure is in respect of an infrastructure project. The exposure to a group of companies under the same management control, including exposure to infrastructure projects, may be up to 50.0% of our capital funds. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., the aggregate exposure can be 20.0% of capital funds for an individual borrower and the aggregate exposure can be 45.0% of capital funds for a group of companies under the same management), making appropriate disclosures in their annual reports. Exposure for funded and non-funded credit facilities is calculated as the total committed amount or the outstanding amount whichever is higher (for term loans, as the sum of undisbursed commitments and the outstanding amount). Investment exposure is considered at book value. At year-end fiscal 2015, we were in compliance with these guidelines.

At year-end fiscal 2015, our largest non-bank borrower accounted for approximately 12.7% of our capital funds. The largest group of companies under the same management control accounted for approximately 32.8% of our capital funds.

The following table sets forth, at the dates indicated, the composition of our gross advances.

	At March 31,
	2011			2012			2013			2014			2015
	Amount		As a %	Amount		As a %	Amount		As a %	Amount		As a %	Amount		Amount		As a %
	(in millions, except percentages)
Retail finance(1), (2)	Rs.	1,004,970	38.0%	Rs.	1,183,925	39.4%	Rs.	1,290,184	38.1%	Rs.	1,621,267	40.9%	Rs.	1,956,857	US$	31,405	43.4%
Services —non finance		232,627	8.8		233,325	7.8		243,298	7.2		266,016	6.7		286,844		4,603	6.4
Roads, port, telecom, urban development & other infrastructure		151,499	5.7		196,855	6.5		227,966	6.7		271,869	6.9		260,526		4,181	5.8
Power		109,745	4.2		153,841	5.1		200,452	5.9		237,912	6.0		260,204		4,176	5.8
Iron/steel and iron/steel products		109,092	4.1		132,311	4.4		173,350	5.1		200,754	5.1		233,712		3,751	5.2
Services —finance		160,163	6.1		152,184	5.1		155,201	4.6		127,735	3.2		146,879		2,357	3.2
Crude petroleum/refining & petrochemicals		157,500	6.0		77,804	2.6		95,729	2.8		127,887	3.2		140,852		2,261	3.1
Wholesale/retail trade		53,367	2.0		54,985	1.8		70,752	2.1		83,757	2.1		137,036		2,199	3.0
Metal & products (excluding iron & steel)		46,171	1.7		68,587	2.3		63,650	1.9		93,121	2.3		112,766		1,810	2.5

	At March 31,
	2011			2012			2013			2014			2015
	Amount		As a %	Amount		As a %	Amount		As a %	Amount		As a %	Amount		Amount		As a %
	(in millions, except percentages)
Construction		51,423	1.9		60,408	2.0		73,443	2.2		89,316	2.3		107,610		1,727	2.4
Cement		24,921	0.9		48,149	1.6		72,156	2.1		79,019	2.0		92,581		1,486	2.1
Electronics & engineering		60,635	2.3		65,576	2.2		73,835	2.2		96,717	2.4		81,599		1,310	1.8
Mining		56,253	2.1		86,802	2.9		83,086	2.5		65,455	1.7		80,037		1,284	1.8
Food & beverages		83,376	3.2		86,473	2.9		92,257	2.7		82,020	2.1		77,592		1,245	1.7
Shipping		23,035	0.9		42,894	1.4		45,257	1.3		59,459	1.5		67,480		1,083	1.5
Gems & jewellery		25,736	1.0		32,749	1.1		38,001	1.1		44,845	1.1		45,047		723	1.0
Chemicals and fertilizers		31,275	1.2		42,924	1.4		43,070	1.3		38,299	1.0		31,254		502	0.7
Others(3)		261,846	9.9		288,393	9.6		343,955	10.2		379,485	9.5		388,654		6,237	8.6
Gross loans		2,643,634	100.0		3,008,185	100.0		3,385,642	100.0		3,964,933	100.0		4,507,530		72,340	100.0
Allowance for loan losses		(83,441)			(86,931)			(85,901)			(91,515)			(122,629)		(1,968)
Net loans	Rs.	2,560,193		Rs.	2,921,254		Rs.	3,299,741		Rs.	3,873,418		Rs.	4,384,901	US$	70,372

____________________

(1)	Includes home loans, automobile loans, commercial business loans, dealer financing and small ticket loans to small businesses, personal loans, credit cards, rural loans and loans against securities.

(2)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 85.9 billion at March 31, 2015.

(3)	Primarily include developer financing portfolio, manufacturing products (excluding metal),automobiles, drugs and pharmaceuticals, textile and fast moving consumer goods .

Our gross loan portfolio increased by 13.7% from Rs. 3,964.9 billion at year-end fiscal 2014 to Rs. 4,507.5 billion at year-ended fiscal 2015. Retail finance was 38.1% of gross loans at year-end fiscal 2013, 40.9% of gross loans at year-end fiscal 2014 and 43.4% of gross loans at year-end fiscal 2015. Our gross loans to the services – non-finance sector as a percentage of gross loans were 6.7% at year-end fiscal 2014 and 6.4% at year-end fiscal 2015. Our gross loans to the road, port, telecom, urban development & other infrastructure sector as a percentage of gross loans were 6.9% at year-end fiscal 2014 and 5.8% at year-end fiscal 2015. Our gross loans to the power sector as a percentage of gross loans were 6.0% at year-end fiscal 2014 and 5.8% at year-end fiscal 2015.

At year-end fiscal 2015, our 20 largest borrowers accounted for approximately 12.5% of our gross loan portfolio, with the largest borrower accounting for approximately 1.6% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 4.8% of our gross loan portfolio.

Geographic Diversity

Our portfolios are geographically diversified. The state of Maharashtra accounted for the largest proportion of our domestic gross loans outstanding at year-end fiscal 2015.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit.

Priority Sector Lending

The Reserve Bank of India guidelines on priority sector lending require banks to lend 40.0% of their adjusted net bank credit, to fund certain types of activities carried out by specified borrowers. The definition of adjusted net bank credit includes certain investments and is computed with reference to the outstanding amount at March 31 of the previous year. Further, the Reserve Bank of India allowed loans extended in India against incremental foreign currency non-resident (bank)/non-resident external deposits from July 26, 2013 and outstanding at March 7, 2014 to be excluded from adjusted net bank credit . In May 2014, the Reserve Bank of India issued guidelines allowing banks to include the outstanding investments in Rural Infrastructure Development Fund and other specified funds at March 31 of the fiscal year to be classified as “indirect agriculture” and count towards overall priority sector target achievement. Investments at March 31 of the preceding year would be included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements. In fiscal 2015, the Reserve Bank of India allowed banks to issue long-term bonds for financing infrastructure and low-cost housing. The amount raised by way of these bonds is permitted to be excluded from the adjusted net bank credit for the purpose of computing priority sector lending targets.

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

ICICI Bank is required to comply with the priority sector lending requirements prescribed by the Reserve Bank of India from time to time. The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited in funds with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India and the National Housing Bank, the MUDRA Limited and other financial institutions as decided by the Reserve Bank from time to time based on the allocations made by the Reserve Bank of India. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At year-end fiscal 2015, our total investment in such funds was Rs. 284.5 billion of which Rs.243.2 billion was classified as “indirect agriculture” and would be considered for calculating adjusted net bank credit for priority sector lending target for fiscal 2016.

At year-end fiscal 2015, ICICI Bank’s priority sector lending was Rs. 1,130.1 billion, constituting about 102.6% of the target. At that date, the qualifying total agriculture loans were Rs. 332.7 billion, constituting about 67.1% of the target. The advances to “direct agriculture” were Rs. 208.7 billion constituting about 56.1% of the target. ICICI Bank’s loans to weaker sections were Rs. 94.9 billion, constituting about 34.5% of the target. See also “Supervision and Regulation—Directed Lending—Priority Sector Lending”.

The following table sets forth ICICI Bank’s priority sector loans, classified by the type of borrower, at the last day of fiscal 2015.

	At March 31, 2015
	Amount				% of total priority sector lending	% of adjusted net bank credit
	(in billion, except percentages)
Agricultural sector(1)	Rs.	332.7	US$	5	29.5%	12.1%
Small enterprises(2)		408.3		7	36.1	14.8
Others including eligible residential mortgage loans less than Rs 2.5 million		389.1		6	34.4	14.1
Total	Rs.	1,130.1	US$	18	100.0%	41.0%

___________________

(1)	Includes direct agriculture lending of Rs. 208.7 billion constituting 7.8% of our adjusted net bank credit against the requirement of 13.5%.

(2)	Small enterprises include enterprises engaged in manufacturing/processing and whose investment in plant and machinery does not exceed Rs. 50 million and enterprises engaged in providing/rendering of services and whose investment in equipment does not exceed Rs. 20 million.

In April 2015, Reserve Bank of India issued revised guidelines on priority sector lending. Under the revised guidelines, the overall target for priority sector lending would continue to be 40% of the adjusted net bank credit; sub-targets for direct and indirect lending to agriculture were combined; and sub-targets of 8.0% for lending to small & marginal farmers and 7.5% lending target to micro-enterprises were introduced. These sub-targets are to be achieved in a phased manner by March 2017. Sectors qualifying for priority sector lending have been broadened to include medium enterprises, social infrastructure and renewable energy. Priority sector lending achievement would be evaluated on a quarterly average basis from fiscal 2017 instead of only at year-end. Further, in July 2015, the Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India would notify the banking system’s average level at the beginning of each year. The Reserve Bank of India has also directed banks to continue to pursue the target of 13.5% of adjusted net bank credit towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines.

Export Credit

As part of directed lending, the Reserve Bank of India also requires banks to make loans to exporters at concessional rates of interest. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At least 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing to banks for an eligible portion of total outstanding export loans in rupees in line with the current Reserve Bank of India guidelines in India as amended from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 31, 2015, ICICI Bank’s export credit was Rs. 55.8 billion, which amounted to 2.5% of the Bank’s adjusted net bank credit.

Loan Pricing

As required by the Reserve Bank of India guidelines effective July 1, 2010, ICICI Bank prices its loans with reference to a base rate, called the ICICI Bank Base Rate. The Asset Liability Management Committee sets the ICICI Bank Base Rate based on ICICI Bank’s current cost of funds, likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for floating rate fresh approvals and renewal of rupee facilities are linked to the ICICI Bank Base Rate and comprise the ICICI Bank Base Rate, transaction-specific credit and other charges. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its base rate, except for certain categories of loans as may be specified by the Reserve Bank of India from time to time. ICICI Bank has set its base rate at 9.70% per annum payable monthly, effective June 26, 2015 (ICICI Bank’s base rate was 10.00% during fiscal 2015). As prescribed in the guidelines of the Reserve Bank of India, existing borrowers at July 1, 2010 have an option to migrate to the base rate mechanism. All loans approved before July 1, 2010, and where the borrowers choose not to migrate to the base rate mechanism, would continue to be based on the earlier benchmark rate regimes.

Classification of Loans

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India’s guidelines except in the case of ICICI Home Finance Company and our overseas banking subsidiaries. Loans held at the overseas branches of the Bank that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant Reserve Bank of India guidelines, are identified as non-performing to the extent of the amount of outstanding loan in the host country. ICICI Home Finance Company classifies its loans and other credit facilities as per the guidelines of its regulator, the National Housing Bank. Loans made by our overseas banking subsidiaries are classified as impaired only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Under the Reserve Bank of India guidelines, an asset is classified as non-performing if any amount of interest or principal remains overdue for more than 90 days in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and, in respect of bills, if the account remains overdue for more than 90 days. Further, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. The Reserve Bank of India has separate guidelines for restructured loans. See below “—Restructured Loans”.

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

See also “Supervision and Regulation—Reserve Bank of India Regulations—Loan Loss Provisions and Non-Performing Assets—Asset Classification”.

Restructured Loans

The Reserve Bank of India has separate guidelines for restructured loans. A fully secured standard loan (other than that classified as a commercial real estate exposure, a capital market exposure or a personal loan) can be restructured with asset classification benefits by the rescheduling of principal repayments and/or the interest element, but must be separately disclosed as a restructured loan. The diminution in the fair value of the loan, if any, measured in present value terms, is either written off or provision is made to the extent of the diminution involved. A restructured loan is also subject to higher standard asset provisioning and higher risk weight for capital adequacy purposes than a non-restructured standard loans upto the period specified in the guidelines. The loan continues to be classified as restructured until it reverts to the normal level of standard asset provisions/risk weights for capital adequacy purposes. Banks are required to disclose the aggregate fund based credit facilities of borrowers whose loans were restructured. The guidelines also prescribe measures with respect to the terms of restructuring that may be approved for borrowers.

See also “Supervision and Regulation—Loan Loss Provisions and Non-Performing Assets—Asset Classification”.

As per the Reserve Bank of India guidelines issued in May 2013, general provisions on standard accounts restructured from June 1, 2013 have been increased to 5.0%. The general provision required on standard accounts restructured before June 1, 2013 has been increased to 3.5% from March 31, 2014, 4.25% from March 31, 2015 and would be further increased to 5.0% from March 31, 2016.

Loans that are restructured (other than due to delay up to a specified period in the infrastructure sector and non-infrastructure sector) from April 1, 2015 onwards would be classified as non-performing, other than loans already restructured prior to March 31, 2015 or where the restructuring was proposed prior to April 1, 2015 and is effected subsequently.

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

Standard asset provisions on accounts restructured from June 1, 2013 have been increased to 5.0%. The standard asset provision required on accounts restructured before June 1, 2013 has been increased to 3.5% from March 31, 2014, 4.25% from March 31, 2015 and would be further increased to 5.0% from March 31, 2016.

Under the guidelines issued by the Reserve Bank of India, additional provision of up to 0.80% is required to be made starting April 1, 2014, on amounts due from entities having unhedged foreign currency exposure. Further, accelerated provision of 5.0% is required on the outstanding amount for loans with principal or interest payment overdue between 61-90 days where there is a delay in forming Joint Lenders Forum or delay in finalising Corrective Action Plan as per the extant guidelines of the Reserve Bank of India. A provision of 5.0% is also required in respect of standard loans to companies having director(s) whose name(s) appear more than once in the list of wilful defaulters.

Sub-standard assets:	A provision of 15.0% is required for all sub-standard assets. A provision of 25.0% is required for accounts that are unsecured. Unsecured infrastructure loan accounts classified as sub-standard require provisioning of 20.0%.

Doubtful assets:	A 100.0% provision/write-off is required against the unsecured portion of a doubtful asset and is charged against income. With effect from fiscal 2012, for the secured portion of assets classified as doubtful, a 25.0% provision is required for assets that have been classified as doubtful for a year, a 40.0% provision is required for assets that have been classified as doubtful for one to three years and a 100.0% provision is required for assets classified as doubtful for more than three years. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third party appraisers.

Loss assets:	The entire asset is required to be written off or provided for.

Restructured loans:	The provision on restructured loans is required to be equal to the difference between the fair value of the loan before and after restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged under the loan’s restructured terms and the principal. Both sets of cash flows are discounted at the Bank’s Base Rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring.

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

For restructured loans, provisions are made in accordance with the restructuring guidelines issued by the Reserve Bank of India. The Bank’s provisioning coverage ratio at year-end fiscal 2015 computed as per the Reserve Bank of India guidelines mentioned above was 58.6%.

The Reserve Bank of India guidelines does not specify the conditions under which assets may be written-off. The Bank has internal policies for writing-off non-performing loans against loan loss allowances. Consumer loans other than mortgage loans are generally charged off against allowances after pre-defined periods of delinquency. Other loans, including mortgage loans, are generally charged off against allowances when, based on a borrower-specific evaluation of the possibility of further recovery, the Bank concludes that the balance cannot be collected. The Bank evaluates whether a balance can be collected based on the realizable value of collateral, the results of the Bank’s past recovery efforts, the possibility of recovery through legal recourse and the possibility of recovery through settlement.

Impact of Economic Environment on Commercial and Consumer Loan Borrowers

In 2008, the deterioration in the global economic environment, in particular following the bankruptcy of Lehman Brothers, adversely impacted the operations of several Indian companies. Indian businesses were impacted by the lack of access to financing/refinancing from global debt capital markets, losses on existing inventories due to the sharp decline in commodity prices, reduction in demand for and prices of output and reduction in cash accruals and profitability. This led to additional restructuring of loans in the Indian banking system, including us, in fiscal 2009 and fiscal 2010. The Indian economy experienced a strong recovery in fiscal 2010 and fiscal 2011, resulting in a reduction in the level of restructured loans.

During fiscal 2011 and fiscal 2012, our corporate loan portfolio experienced significant growth following an improvement in economic conditions in India. Investments by the Indian corporate sector increased sharply during this period, particularly in the infrastructure sector. The Indian banking sector, including us, pursued lending opportunities in the corporate segment during this period. The Indian economy thereafter experienced a moderation in growth. During fiscal 2012 to fiscal 2014, interest rates increased following a tightening of monetary policy in response to high inflation. The Indian rupee depreciated sharply against the U.S. dollar following global economic challenges and a deterioration in key external sector parameters for India. The Indian government’s fiscal position declined. The corporate sector experienced a decline in sales and profit growth and also an elongation of working capital cycles and a high level of receivables. Corporate investment activity declined due to concerns over administrative clearances and issues around access to land and natural resources. For example, there were concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies found it difficult to access equity capital markets and leverage levels for several companies and sectors increased. In fiscal 2015, there was an improvement in key macroeconomic trends. Economic growth improved, inflation moderated leading to the Reserve Bank of India reducing the repo rate by 50 basis points. The current account deficit reduced and exchange rates remained stable during the year. The formation of a stable government with a strong electoral mandate in May 2014 led to an improvement in market sentiment. However, the corporate sector continues to experience challenges. The government has announced several reforms during the year, with a focus on strengthening the operating environment for the corporate sector. However, these measures are expected to show results only in the medium term. See also “Risk Factors—Risks Relating to Our Business—If we are not able to control the level of non-performing assets in our portfolio, our business will suffer” and “Business—Strategy” and “Operating and Financial Review and Prospects— Executive Summary-Business environment —Trends in fiscal 2015”.

The Indian retail credit market (comprising consumer loans, credit card receivables and unsecured personal loans) expanded rapidly from fiscal 2002 to fiscal 2007 driven by growth in household incomes, decline in interest rates and increased availability of retail credit. Since fiscal 2007, the retail credit market slowed down significantly following increases in systemic interest rates and home prices, which reduced affordability for borrowers. During fiscal 2008 and fiscal 2009, we experienced an increase in non-performing loans in our consumer loans and credit card receivables portfolio. The primary reasons for this increase were the seasoning of the overall portfolio and the increase in defaults on the unsecured personal loans and credit card receivables due to challenges in collections and deterioration in the macroeconomic environment. While additions to gross non-performing assets in our retail portfolio remained at a high level in fiscal 2010, we experienced a sharp decline in net additions to gross retail non-performing loans from fiscal 2011, due to the measures initiated by the Bank to curb delinquencies and improve collection practices from the second half of fiscal 2009. These measures included strengthening loan eligibility requirements for retail loans, reducing emphasis on unsecured lending and realigning credit limits for certain credit card holders. The measures also covered improved collection practices by integrating collections across products and using technology more efficiently. In addition, there was increased usage of customer-facing call center operations, interactions through local dialects and regional languages and use of early reminders of the amounts due by the borrowers. Further, disputed claims of certain delinquent borrowers were resolved through alternative dispute resolution techniques such as mediation and through centralization of certain legal processes.

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

	At March 31,
	2011		2012		2013		2014		2015
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans & credit card receivables	Rs.	1,847	Rs.	164	Rs.	388	Rs.	297	Rs.	221	US$	4
Rupee		1,623		13		152		185		221		4
Foreign currency		224		151		236		112		—		—
Commercial(1)		27,256		52,553		66,919		133,151		130,566		2,095
Rupee		17,934		40,319		47,314		83,258		86,694		1,391
Foreign currency		9,322		12,234		19,605		49,893		43,872		704
Total restructured loans		29,104		52,717		67,307		133,448		130,787		2,099
Rupee		19,558		40,333		47,466		83,443		86,915		1,395
Foreign currency		9,546		12,385		19,841		50,005		43,872		704
Gross restructured loans(2)		29,104		52,717		67,307		133,448		130,787		2,099
Provision for loan losses		(940)		(4,642)		(5,294)		(11,235)		(9,458)		(152)
Net restructured loans	Rs.	28,164	Rs.	48,075	Rs.	62,013	Rs.	122,213	Rs.	121,329	US$	1,947

Gross customer assets(2)	Rs.	3,108,740	Rs.	3,531,625	Rs.	4,001,517	Rs.	4,615,808	Rs.	5,149,278	US$	82,640
Net customer assets	Rs.	3,024,694	Rs.	3,443,817	Rs.	3,914,869	Rs.	4,523,471	Rs.	5,026,019	US$	80,662
Gross restructured loans as a percentage of gross customer assets		0.9%		1.5%		1.7%		2.9%		2.5%
Net restructured loans as a percentage of net customer assets		0.9%		1.4%		1.6%		2.7%		2.4%

_____________

(1)	Includes working capital finance.

(2)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank.

(3)	Based on the Reserve Bank of India guidelines effective fiscal 2013, restructured loans include all loans to a borrower where any of the loan facilities have been restructured. Accordingly, numbers for earlier years presented have also been re-classified.

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2011			2012			2013			2014					2015
	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans Amount			Amount		As a percentage of restructured loans
	(in millions, except percentages)
Construction	Rs.	305	1.0%	Rs.	–	–%	Rs.	5,453	8.1%	Rs.	19,168	14.4%	Rs.	34,718	US$	557	26.5%
Roads, port, telecom, urban development & other infrastructure		3,851	13.2		6,695	12.7		16,282	24.2		24,214	18.1		13,580		218	10.4
Power		554	1.9		2,648	5.0		3,828	5.7		7,879	5.9		13,378		215	10.2
Drugs and pharmaceuticals		2,373	8.2		7,200	13.7		6,993	10.4		12,574	9.4		12,364		198	9.5
Services-non finance		8,954	30.8		10,891	20.7		8,632	12.8		15,930	11.9		10,515		169	8.0
Iron/steel & products		1,555	5.3		2,268	4.3		1,913	2.8		11,072	8.3		9,006		145	6.9
Electronics & engineering		393	1.4		457	0.9		3,642	5.4		6,364	4.8		8,351		134	6.4
Chemicals & fertilizers		2,664	9.2		5,676	10.8		6,261	9.3		7,196	5.4		7,737		124	5.9
Services-finance		–	0.0		6,137	11.6		5,595	8.3		4,967	3.7		5,054		81	3.9
Mining		–	–		–	–		–	–		–	–		3,502		56	2.7
Shipping		1,612	5.5		500	1.0		881	1.3		9,688	7.3		2,270		36	1.7
Textiles		887	3.1		1,432	2.7		1,510	2.2		4,435	3.3		1,845		30	1.4
Food & beverages		1,929	6.6		2,069	3.9		720	1.1		1,898	1.4		1,494		24	1.1
Wholesale/retail trade		–	–		2,177	4.1		1,588	2.4		1,716	1.3		1,269		20	1.0
Metal & products (excluding iron & steel)		–	–		–	–		–	–		217	0.2		251		4	0.2
Retail finance		1,847	6.3		164	0.3		388	0.6		297	0.2		221		4	0.2
Manufacturing products (excluding metals)		145	0.5		2,608	5.0		3,004	4.5		76	0.1		202		3	0.2
Cement		101	0.4		341	0.6		320	0.5		–	–		–		–	–
Automobile (including trucks)		37	0.1		19	–		–	–		–	–		–		–	–
Crude petroleum/ refining & petrochemicals		18	–		–	–		–	–		–	–		–		–	–
Others		1,879	6.5		1,435	2.7		297	0.4		5,757	4.3		5,030		81	3.8
Gross restructured loans	Rs.	29,104	100.0	Rs.	52,717	100.0	Rs.	67,307	100.0	Rs.	133,448	100	Rs.	130,787	US$	2,099	100
Aggregate provision for loan losses		(940)			(4,642)			(5,294)			(11,235)			(9,458)		(152)
Net restructured loans	Rs.	28,164		Rs.	48,075		Rs.	62,013		Rs.	122,213		Rs.	121,329	US$	1,947

_____________

(1)	Others primarily include real estate~~.~~

During fiscal 2011 and fiscal 2012, our corporate loan portfolio experienced significant growth following an improvement in economic conditions in India. Investments by the Indian corporate sector increased sharply during this period, particularly in the infrastructure sector. The Indian banking sector, including us, pursued lending opportunities in the corporate segment during this period. The Indian economy thereafter experienced a moderation in growth. During fiscal 2012 to fiscal 2014, interest rates increased following a tightening of monetary policy in response to high inflation. The Indian rupee depreciated sharply against the U.S. dollar following global economic challenges and a deterioration in key external sector parameters for India. The Indian government’s fiscal position declined. The corporate sector experienced a decline in sales and profit growth and also an elongation of working capital cycles and a high level of receivables. Corporate investment activity declined due to concerns over administrative clearances and issues around access to land and natural resources. For example, there were concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies found it difficult to access equity capital markets and leverage levels for several companies and sectors increased. Due to these and other factors, there has generally been an increase in the non-performing and restructured loans of Indian banks, including us. In fiscal 2015, there was an improvement in key macroeconomic trends. Economic growth improved, inflation moderated leading to the Reserve Bank of India reducing the repo rate by 50 basis points. The current account deficit reduced and exchange rates remained stable during the year. The formation of a stable government with a strong electoral mandate in May 2014 led to an improvement in market sentiment. However, the corporate sector continues to experience challenges. The government has announced several reforms during the year, with a focus on strengthening the operating environment for the corporate sector. However, these measures are expected to show results only in the medium term. The prolonged slowdown and relatively gradual recovery resulted in an acceleration in additions to non-performing and restructured loans during fiscal 2014 and fiscal 2015 as well as increase in classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms. See also “Operating and Financial Review and Prospects—Executive Summary-Business environment—Trends in fiscal 2015”.

We restructured loans amounting to Rs. 50.2 billion (including increase in loans to borrowers restructured in earlier periods) in fiscal 2015 compared to Rs. 76.5 billion in fiscal 2014. In fiscal 2015, standard restructured loans amounting to Rs. 45.1 billion were classified as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms as compared to Rs. 7.3 billion in fiscal 2014. During fiscal 2015, in line with applicable regulations, we upgraded certain borrower accounts with outstanding loans totaling Rs. 2.1 billion as compared to Rs. 0.9 billion during fiscal 2014. During fiscal 2015, restructured loans in the construction sector increased by Rs. 15.5 billion, power sector by Rs. 5.5 billion, mining sector by Rs. 3.5 billion and electronics & engineering sector by Rs. 2.0 billion. Restructured loans in the roads, port, telecom, urban development & other infrastructure sector decreased by Rs. 10.6 billion, shipping sector by Rs. 7.4 billion, services-non finance sector by Rs. 5.4 billion, textiles sector by Rs. 2.6 billion and iron & steel and products sector by Rs. 2.1 billion. This decrease was primarily due to downgrades of standard restructured loans to the non-performing category. As a result, the gross restructured loans decreased by 2.0% to Rs. 130.8 billion at year-end fiscal 2015 from Rs. 133.4 billion at year-end fiscal 2014 and the net restructured loans decreased by 0.7% to Rs. 121.3 billion at year-end fiscal 2015 from Rs. 122.2 billion at year-end fiscal 2014.

The net restructured loans were 2.4% of net customer assets at year-end fiscal 2015, compared to 2.7% at year-end fiscal 2014. At year-end fiscal 2015, the outstanding provision for diminution in fair value of restructured loans (including the provision for funded interest) was Rs. 9.5 billion compared to Rs. 11.2 billion at year-end fiscal 2014. At year-end fiscal 2015, we held a general provision of Rs. 4.3 billion against standard restructured loans as per guidelines issued by the Reserve Bank of India. See also “Risk Factors—Risks Relating to Our Business—The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business”. See also “Operating and Financial Review and Prospects—Provisions for Restructured Loans and Non-performing Assets”.

Non-Performing Assets

The following table sets forth, at the dates indicated, our gross non-performing rupee and foreign currency customer asset portfolio by business category.

	At March 31,
	2011		2012		2013		2014		2015
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans & credit card receivables(1)	Rs.	71,778	Rs.	67,356	Rs.	49,156	Rs.	32,968	Rs.	25,504	US$	409
Rupee		71,296		66,915		48,891		32,701		25,504		409
Foreign currency		482		441		265		267		–		–
Commercial(2)		39,641		39,673		57,914		89,929		148, 296		2,380
Rupee		29,058		27,616		42,939		61,481		99,288		1,593
Foreign currency		10,583		12,057		14,975		28,448		49,008		787
Leasing and related activities		156		95		95		97		70		1
Rupee		156		95		95		97		70		1
Foreign currency		–		–		–		–		–		–
Total non-performing assets		111,575		107,124		107,165		122,994		173,870		2,790
Rupee		100,510		94,626		91,925		94,279		124,862		2,003
Foreign currency		11,065		12,498		15,240		28,715		49,008		787
Gross non-performing assets(3),(4)		111,575		107,124		107,165		122,994		173,870		2,790
Provision for loan losses		(79,501)		(79,875)		(78,016)		(78,366)		(96,655)		(1,551)
Net non-performing assets	Rs.	32,074	Rs.	27,249	Rs.	29,149	Rs.	44,628	Rs.	77,215	US$	1,239
Gross customer assets(3)	Rs.	3,108,740	Rs.	3,531,625	Rs.	4,001,517	Rs.	4,615,808	Rs.	5,149,278	US$	82,640
Net customer assets	Rs.	3,024,694	Rs.	3,443,817	Rs.	3,914,869	Rs.	4,523,471	Rs.	5,026,019	US$	80,662
Gross non-performing assets as a percentage of gross customer assets		3.6%		3.0%		2.7%		2.7%		3.4%
Net non-performing assets as a percentage of net customer assets		1.1%		0.8%		0.7%		1.0%		1.5%

____________

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(2)	Includes working capital finance.

(3)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank.

(4)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

The following table sets forth, for the periods indicated, our gross non-performing asset portfolio.(1)

Particulars	2011		2012		2013		2014		2015		2015
	(in millions)
A. Consumer loans & credit card receivables(2),(3)
Non-performing assets at the beginning of the fiscal year	Rs.	69,462	Rs.	71,778	Rs.	67,356	Rs.	49,156	Rs.	32,968	US$	529
Addition: New non-performing assets during the year		18,535		18,604		9,927		12,759		13,030		209
Less:
Upgradations(4)		(5,817)		(4,927)		(3,995)		(3,314)		(4,425)		(71)
Recoveries (excluding recoveries made from upgraded accounts)		(9,785)		(11,461)		(8,793)		(6,049)		(7,505)		(121)
Write-offs		(617)		(6,638)		(15,339)		(19,584)		(8,564)		(137)
Non-performing assets at the end of the fiscal year	Rs.	71,778	Rs.	67,356	Rs.	49,156	Rs.	32,968	Rs.	25,504	US$	409
B. Commercial(5)
Non-performing assets at the beginning of the fiscal year	Rs.	35,923	Rs.	39,641	Rs.	39,673	Rs.	57,914	Rs.	89,929	US$	1,443
Addition: New non-performing assets during the year		14,561		17,183		28,992		40,839		77,915		1,250
Less:
Upgradations(4)		(1,765)		(3,485)		(4,083)		(1,055)		(1,500)		(24)
Recoveries (excluding recoveries made from upgraded accounts)		(7,806)		(7,995)		(3,947)		(5,200)		(7,434)		(119)
Write-offs		(1,272)		(5,671)		(2,721)		(2,569)		(10,614)		(170)
Non-performing assets at the end of the fiscal year	Rs.	39,641	Rs.	39,673	Rs.	57,914	Rs.	89,929	Rs.	148,296	US$	2,380
C. Leasing and related activities
Non-performing assets at the beginning of the fiscal year	Rs.	436	Rs.	156	Rs.	95	Rs.	95	Rs.	97	US$	2
Addition: New non-performing assets during the year		–		–		–		2		–		–
Less:
Upgradations(4)		–		–		–		–		–		–
Recoveries (excluding recoveries made from upgraded accounts)		(280)		(61)		–		–		(27)		(1)
Write-offs		–		–		–		–		–		–
Non-performing assets at the end of the fiscal year	Rs.	156	Rs.	95	Rs.	95	Rs.	97	Rs.	70	US$	1
D. Total non-performing assets (A+B+C)
Non-performing assets at the beginning of the fiscal year	Rs.	105,821	Rs.	111,575	Rs.	107,124	Rs.	107,165	Rs.	122,994	US$	1,974
Addition: New non-performing assets during the year		33,096		35,787		38,919		53,600		90,945		1,459
Less:
Upgradations(4)		(7,582)		(8,412)		(8,078)		(4,369)		(5,925)		(95)
Recoveries (excluding recoveries made from upgraded accounts)		(17,871)		(19,517)		(12,740)		(11,249)		(14,966)		(241)
Write-offs		(1,889)		(12,309)		(18,060)		(22,153)		(19,178)		(307)
Non-performing assets at the end of the fiscal year(5)	Rs.	111,575	Rs.	107,124	Rs.	107,165	Rs.	122,994	Rs.	173,870		2,790

________________

(1)	Includes loans identified as impaired in accordance with guidelines issued by regulators of the respective subsidiaries.

(2)	Upto 2014, for “Credit card receivables”, the difference between the opening and closing balances of non-performing assets is included in additions to gross non-performing assets on a net basis, except with respect to accounts written-off during the year, which were included in the “Write-offs” row.

(3)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(4)	Represents accounts that were previously classified as non-performing but have been upgraded to performing.

(5)	Includes working capital finance.

The following table sets forth, at the dates indicated, gross non-performing assets by borrowers’ industry or economic activity and as a percentage of total non-performing assets.

	At March 31,
	2011			2012			2013			2014			2015
	Amount		As a percentage of non-performing assets	Amount		As a percentage of non- performing assets	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		Amount			As a percentage of non-performing assets
	(in millions, except percentages)
Retail finance(1)	Rs.	83,691	75.0%	Rs.	78,790	73.6%	Rs.	59,786	55.8%	Rs.	42,793	34.8%	Rs.	35,199	US$	565		20.2%
Services—non finance		804	0.7		398	0.4		9,144	8.5		15,598	12.7		25,890		415		14.9
Roads, ports, telecom, urban development & other infrastructure		73	0.1		146	0.1		142	0.1		9,922	8.1		22,781		366		13.1
Shipping		1,173	1.1		448	0.4		376	0.4		674	0.5		15,000		241		8.6
Iron/steel and products		102	0.1		913	0.9		1,993	1.9		3,795	3.1		9,871		158		5.7
Electronics and engineering		334	0.3		1,805	1.7		3,025	2.8		3,406	2.8		8,775		141		5.0
Construction		703	0.6		893	0.8		2,237	2.1		3,188	2.6		8,686		139		5.0
Textile		1,605	1.4		1,527	1.4		2,646	2.5		5,078	4.1		7,204		116		4.1
Food and beverages		4,240	3.8		4,045	3.8		4,595	4.3		7,097	5.8		6,102		98		3.5
Gems & jewelry		1,960	1.8		2,904	2.7		3,008	2.8		4,081	3.3		5,311		85		3.1
Wholesale/retail trade		2,697	2.4		1,152	1.1		4,165	3.9		4,064	3.3		4,840		78		2.8
Crude petroleum/ refining and petrochemicals		18	–		2,819	2.6		2,467	2.3		2,637	2.1		2,750		44		1.6
Chemicals & fertilizers		1,830	1.6		1,515	1.4		1,772	1.7		1,737	1.4		1,791		29		1.0
Metal & products (excluding iron & steel)		1,334	1.2		1,366	1.3		1,336	1.2		1,350	1.1		1,719		28		1.0
Mining		–	–		611	0.6		804	0.8		900	0.7		1,629		26		0.9
Power		18	–		92	0.1		91	0.1		654	0.5		667		11		0.4
Services—finance		1,213	1.1		1,265	1.2		1	–		569	0.5		558		9		0.3
Cement		359	0.3		–	–		–	–		300	0.2		300		5		0.2
Other Industries(2)		9,421	8.5		6,435	6.0		9,577	8.9		15,151	12.3		14,797		236		8.6
Gross non-performing assets	Rs.	111,575	100.0%	Rs.	107,124	100.0%	Rs.	107,165	100.0%	Rs.	122,994	100.0%	Rs.	173,870	US$	$2,790		100.0%
Aggregate provision for loan losses		(79,501)			(79,875)			(78,016)			(78,366)			(96,655)		(1,551)
Net non-performing assets	Rs.	32,074		Rs.	27,249		Rs.	29,149		Rs.	44,628		Rs.	77,215	US$		$1,239

_______________

(1)	Includes home loans, commercial business loans, rural loans, automobile loans, business banking, credit cards, personal loans, loans against securities and dealer financing portfolio.

(2)	Other industries primarily include developer financing portfolio, automobiles, manufacturing products (excluding metal), drugs and pharmaceuticals and FMCG.

(3)	From March 31, 2013, we have changed the classification of the domestic loan portfolio to better reflect the nature of the underlying loans. Accordingly, our loan portfolio for earlier years presented is also reclassified.

Gross additions to non-performing consumer loans were Rs. 13.0 billion in fiscal 2015 as compared to Rs. 12.8 billion in fiscal 2014. During fiscal 2015, we upgraded non-performing consumer loans of Rs. 4.4 billion as compared to Rs. 3.3 billion in fiscal 2014. During fiscal 2015, we made recoveries against non-performing consumer loans of  Rs. 7.5 billion as compared to Rs. 6.0 billion in fiscal 2014. During fiscal 2015, consumer loans amounting to Rs. 8.6 billion were written-off as compared to Rs. 19.6 billion in fiscal 2014 and Rs. 15.3 billion in fiscal 2013. Write-offs of consumer loans were higher in fiscal 2013 and fiscal 2014, primarily due to ageing of non-performing loans. See – “Business – Classification of Loans – Provisioning and write-Offs – Our policy”. Gross non-performing consumer loans decreased from Rs. 33.0 billion at year-end fiscal 2014 to Rs. 25.5 billion at year-end fiscal 2015.

Gross additions to aggregate non-performing assets in fiscal 2015, including classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms, were higher at Rs. 90.9 billion as compared to Rs. 53.6 billion in fiscal 2014. During fiscal 2015, we upgraded non-performing assets amounting to Rs. 5.9 billion and made recoveries against non-performing assets amounting to Rs. 15.0 billion. During fiscal 2015, loans amounting to Rs. 19.2 billion were written-off as compared to Rs. 22.2 billion in fiscal 2014. As a result, gross non-performing assets increased from Rs. 123.0 billion at year-end fiscal 2014 to Rs. 173.9 billion at year-end fiscal 2015. As a percentage of net customer assets, net non-performing assets were 1.5% at year-end fiscal 2015 compared to 1.0% at year-end fiscal 2014.

As discussed in “—Classification of Loans—Restructured Loans”, there has generally been an increase in the non-performing commercial loans of Indian banks, including us. This has reflected in the increase in gross additions to non-performing commercial loans from Rs. 17.2 billion in fiscal 2012 to Rs. 29.0 billion in fiscal

2013, Rs. 40.8 billion in fiscal 2014 and further to Rs. 77.9 billion in fiscal 2015. During fiscal 2015, gross additions to non-performing loans increased significantly primarily due to the increase in the classification of standard restructured loans as non-performing loans from Rs. 7.3 billion during fiscal 2014 to  Rs. 45.1 billion during fiscal 2015 due to failure of the borrowers to perform as per the restructured debt terms. During fiscal 2015, there was an increase in non-performing loans in the shipping sector by Rs. 14.3 billion, road, ports, telecom, urban development & other infrastructure sector by Rs. 12.9 billion, services – non-finance sector by Rs. 10.3 billion, iron/steel and products sector by Rs. 6.1 billion, construction sector by Rs. 5.5 billion and electronics and engineering sector by Rs. 5.4 billion. During fiscal 2015, we upgraded non-performing commercial loans amounting to Rs. 1.5 billion and made recoveries against non-performing commercial loans amounting to Rs. 7.4 billion. During fiscal 2015, based on the borrower-specific evaluation of the possibility of further recovery, commercial loans amounting to Rs. 10.6 billion were written-off. See – “Business – Classification of Loans – Provisioning and write-Offs – Our policy”. As a result, gross non-performing commercial loans increased from Rs. 89.9 billion at year-end fiscal 2014 to Rs. 148.3 billion at year-end fiscal 2015.

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

Our strategy for resolution of non-performing assets includes sales of financial assets to asset reconstruction companies in exchange for receipt of securities in the form of pass-through instruments issued by asset reconstruction companies, wherein payments to holders of the securities are based on the actual realized cash flows from the transferred assets. Under Indian GAAP, these instruments are valued at the net asset values as declared by the asset reconstruction companies in accordance with the Reserve Bank of India guidelines. Under U.S. GAAP, the assets we sell in exchange for security receipts are not accounted for as sales either because transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing”, or transfers were impacted by FASB ASC Subtopic 810-10, “Consolidation – overall”, whereby, because the Bank is the ‘primary beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities. These assets are considered restructured assets under U.S. GAAP. See also “Supervision and Regulation—Reserve Bank of India Regulations—Regulations relating to Sale of Assets to Asset Reconstruction Companies”. We sold our net non-performing assets to asset reconstruction companies amounting to Rs. 0.04 billion in fiscal 2012, Rs. 0.1 billion in fiscal 2013, Rs. 1.5 billion in fiscal 2014 and Rs. 3.3 billion in fiscal 2015. At year-end fiscal 2015, we had an outstanding net investment of Rs. 8.4 billion in security receipts issued by asset reconstruction companies in relation to sales of our non-performing assets.

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

We generally stipulate that corporate loans should be collateralized at the date of the loan’s origination. However, recoveries may be subject to delays of up to several years, due to the long legal process in India. This leads to delay in enforcement and realization of collateral. We may also take as security a pledge of financial assets, including marketable securities, and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsors’ shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have top-up mechanism based on price triggers. We maintain the non-performing assets on our books for as long as the enforcement process is ongoing. Accordingly, a non-performing asset may continue for a long time in our portfolio until the settlement of loan account or realization of collateral, which may be longer than that for U.S. banks under similar circumstances. See also “—Loan portfolio—Collateral—Completion, Perfection and Enforcement”.

Provision for Loan Losses

The following table sets forth, at the periods indicated, the provisions for our non-performing asset portfolio.(1)

	At March 31,
	2011		2012		2013		2014		2015		2015
	(in millions)
A. Consumer loans & credit card receivables (2),(3)
Aggregate provision for loan losses at the beginning of the year	Rs.	42,087	Rs.	56,507	Rs.	56,928	Rs.	42,642	Rs.	25,587	US$	411
Add: Provision made during the year		19,696		13,839		7,630		7,015		4,580		73
Less: Provision utilized for write-off		(617)		(6,638)		(15,339)		(19,584)		(8,609)		(138)
Less: Write-back of excess provision		(4,659)		(6,780)		(6,577)		(4,486)		(4,806)		(77)
Aggregate provision for loan losses at the end of the year	Rs.	56,507	Rs.	56,928	Rs.	42,642	Rs.	25,587	Rs.	16,752	US$	269
B. Commercial (4)
Aggregate provision for loan losses at the beginning of the year	Rs.	16,834	Rs.	22,838	Rs.	22,852	Rs.	35,279	Rs.	52,682	US$	845
Add: Provision made during the year		9,466		8,548		16,658		21,977		38,278		614
Less: Provision utilized for write-off		(759)		(4,930)		(1,996)		(2,454)		(9,107)		(146)
Less: Write-back of excess provision		(2,703)		(3,604)		(2,235)		(2,120)		(2,020)		(32)
Aggregate provision for loan losses at the end of the year	Rs.	22,838	Rs.	22,852	Rs.	35,279	Rs.	52,682	Rs.	79,833	US$	1,281
C. Leasing and related activities
Aggregate provision for loan losses at the beginning of the year	Rs.	162	Rs.	156	Rs.	95	Rs.	95	Rs.	97	US$	2
Add: Provision made during the year		80		–		–		2		–		–
Less: Provision utilized for write-off		–		–		–		–		–		–
Less: Write-back of excess provision		(86)		(61)		–		–		(27)		(1)
Aggregate provision for loan losses at the end of the year	Rs.	156	Rs.	95	Rs.	95	Rs.	97	Rs.	70	US$	1
D. Total provision (A+B+C)
Aggregate provision for loan losses at the beginning of the year	Rs.	59,083	Rs.	79,501	Rs.	79,875	Rs.	78,016	Rs.	78,366	US$	1,258
Add: Provision made during the year		29,242		22,387		24,288		28,994		42,858		687
Less: Provision utilized for write-off		(1,376)		(11,568)		(17,335)		(22,038)		(17,716)		(284)
Less: Write-back of excess provision		(7,448)		(10,445)		(8,812)		(6,606)		(6,853)		(110)
Aggregate provision for loan losses at the end of the year	Rs.	79,501	Rs.	79,875	Rs.	78,016	Rs.	78,366	Rs.	96,655	US$	1,551

_____________

(1)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

(2)	Upto 2014, for “Credit card receivables”, the difference between the opening and closing balances of aggregate provision for loan losses is included in “Add: Provision made during the year” on a net basis, except with respect to accounts written-off during the year, which were included in the “Less: Provision utilized for write-off” row.

(3)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(4)	Includes working capital finance.

Provision for non-performing assets, net of write-back of excess provisions, increased from Rs. 11.9 billion in fiscal 2012 to Rs. 15.5 billion in fiscal 2013, Rs. 22.4 billion in fiscal 2014 and further to Rs. 36.0 billion in fiscal 2015.

As discussed in “— Classification of Loans—Restructured Loans” and “—Non-Performing Assets”, there has generally been an increase in additions to non-performing and restructured commercial loans across industry sectors in fiscal 2014 and 2015. This has resulted in higher provisions in fiscal 2014 and fiscal 2015. The provision, net of write-back of excess provisions on commercial loans increased from Rs. 4.9 billion in fiscal 2012 to Rs. 14.4 billion in fiscal 2013, Rs. 19.9 billion in fiscal 2014 and further to Rs. 36.3 billion in fiscal 2015.

Between fiscal 2008 and fiscal 2010 we experienced an increase in non-performing consumer loans due to the seasoning of the portfolio and a higher level of defaults in unsecured personal loans and credit card receivables due to challenges in collections and the impact of the adverse macroeconomic environments. We have experienced a sharp decline in additions to gross non-performing consumer loans since fiscal 2011, due to the measures initiated by the Bank to curb delinquencies and improved collection practices. This resulted in a decline in provisions, net of write-back of excess provisions, against non-performing consumer loans from Rs. 7.1 billion in fiscal 2012 to Rs. 1.1 billion in fiscal 2013 Rs. 2.5 billion in fiscal 2014 and write-back of provision of Rs. 0.2 billion in fiscal 2015. See also “—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets” and “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Restructured Loans”.

Potential problem loans

When management has doubts as to a borrower’s ability to comply with loans’ repayment terms, the Bank considers these loans as potential problem loans. At year-end fiscal 2015, the Bank had Rs. 157.4 billion in potential problem loans, which were not classified as non-performing or restructured assets. We closely monitor these loans and the borrowers of these loans for compliance with the loan repayment terms. We also similarly monitor past-due loans and below-investment grade loans, as discussed in Schedule 18B of the consolidated financial statements.

Subsidiaries, Associates and Joint Ventures

The following table sets forth certain information relating to our subsidiaries, associates and joint ventures at year-end fiscal 2015.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
				(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private equity/ venture capital fund management	100.00%	Rs.	1,186	Rs.	2,188	Rs.	5,141
ICICI Securities Primary Dealership Limited	February 1993	Securities investment, trading and underwriting	100.00%		13,088		8,106		146,881
ICICI Prudential Asset Management Company Limited	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%		8,400		4,390		7,283
ICICI Prudential Trust Limited	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%		7		12		15
ICICI Securities Limited	March 1995	Securities broking & merchant banking	100.00%		12,095		3,521		13,611
ICICI International Limited	January 1996	Asset management	100.00%		16		93		95
ICICI Trusteeship Services Limited	April 1999	Trusteeship services	100.00%		1		5		5
ICICI Home Finance Company Limited	May 1999	Housing finance	100.00%		9,877		14,917		82,991
ICICI Investment Management Company Limited	March 2000	Asset management	100.00%		36		134		151
ICICI Securities Holdings Inc.	June 2000	Holding company	100.00%		0.4		603		604
ICICI Securities Inc.	June 2000	Securities broking	100.00%		147		94		171
ICICI Prudential Life Insurance Company Limited	July 2000	Life insurance	73.71%		345,825		52,678		1,012,158
ICICI Lombard General Insurance Company Limited	October 2000	General insurance	72.97%		86,038		31,795		136,564
ICICI Bank UK PLC	February 2003	Banking	100.00%		11,189		34,089		258,113
ICICI Bank Canada	September 2003	Banking	100.00%		10,832		42,570		291,194
ICICI Prudential Pension Fund Management Company Limited(4)	April 2009	Pension fund management	100.00%	Rs.	29	Rs.	259	Rs.	265

_____________-

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital, share application money and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4)	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

(5)	From January 1, 2015, ICICI Bank Eurasia LLC ceased to be a consolidating entity and accordingly has not been consolidated.

The following table sets forth certain information on other significant entities whose results were included in the consolidated financial statements under Indian GAAP at year-end fiscal 2015.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
				(in millions, except percentages)
ICICI Equity Fund	March 2000	Unregistered venture capital fund	100.00%	Rs.	39	Rs.	391	Rs.	444
ICICI Strategic Investments Fund	February 2003	Unregistered venture capital fund	100.00%		(5)		551		553
I-Ven Biotech Limited	December 2003	Investment in research and development of biotechnology	100.00%		23		267		268
I-Process Services (India) Private Limited(4)	April 2005	Services related to back end operations	19.00%		2,400		(34)		345
FINO Paytech Limited(4)	June 2006	Support services for financial inclusion	27.05%		2,259		2,805		4,091
NIIT Institute of Finance, Banking and Insurance Training Limited(4)	June 2006	Education and training in banking and finance	18.79%		401		2		147
ICICI Merchant Services Private Limited(4)	July 2009	Merchant servicing	19.00%		2,032		926		3,880
India Infradebt Limited(4)	October 2012	Infrastructure finance	31.00%		627		3,507		10,954
India Advantage Fund-III(4),(5)	June 2005	Venture Capital Fund	24.10%		566		5,972		6,328
India Advantage Fund-IV(4),(6)	August 2005	Venture Capital Fund	47.14%	Rs.	89	Rs.	3,866	Rs.	3,869

______________

_____________

(1)	Total income represents gross income from operations and other income of the entity.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus of the entity.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(4)	These entities have been accounted for as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

(5)	This entity has been accounted for as per the equity method from fiscal 2015.

(6)	This entity has been accounted for as per the equity method from the three months ended September 30, 2014.

(7)	From fiscal 2015, Mewar Aanchalik Gramin Bank and IKIN Consultancy Services Limited (formerly known as ICICI Kinfra Limited) ceased to be a consolidating entities and accordingly have not been consolidated.

At year-end fiscal 2015, all of our subsidiaries and joint ventures were incorporated in India, except the following five companies:

•	ICICI Securities Holdings Inc., incorporated in the United States;

•	ICICI Securities Inc., incorporated in the United States;

•	ICICI Bank UK PLC, incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI International Limited, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities’ Limited’s financial statements.

Technology

We continue to endeavor to be at the forefront of usage of technology in the financial services sector. We strive to use information technology as a strategic tool for our business operations, to gain a competitive advantage and to improve our overall productivity and efficiency. We aim to bring in high levels of functionality to all our channels such as branches, Internet banking, automated teller machines, mobile banking, tab banking which involves opening bank accounts using tablets, phone banking and Facebook banking where banking facilities are provided through a social network and at the same time continue to improve and strengthen security, infrastructure and networks. Our technology initiatives are aimed at enhancing value, offering customers greater convenience and improved service levels while optimizing costs. Our focus on technology emphasizes:

•	Electronic and online channels to:

•	offer easy access to our products and services;

•	reduce distribution and transaction costs;

•	acquire new customers;

•	enhance existing customer relationships; and

•	reduce time to market.

•	The application of information systems for:

•	increasing our customer base;

•	effective marketing;

•	monitoring and controlling risks;

•	identifying, assessing and capitalizing on market opportunities; and

•	assisting in offering improved products and services to customers;

We also seek to leverage our domestic technology capabilities in our international operations.

Technology Organization

We have dedicated technology groups for our products and services for retail, corporate, international and rural customers. These business technology groups fulfill the requirements of the various business groups. Our Technology Management Group coordinates our enterprise-wide technology initiatives. Our Technology Infrastructure Group provides the technology infrastructure platform across all business technology groups to gain synergies in operation. The Information Security Group ensures that information on systems also related to customers and enterprise is secure.

Banking Application Software

We use banking applications like a core banking system, loan management system, and credit card management system, all of which are flexible and scalable and allow us to serve our growing customer base. A central stand-in server ensures services all days of the week, throughout the year, to the various delivery channels even if the primary systems are unavailable. We have a state-of-the-art data center in Hyderabad for centralized data base management, data storage and retrieval and a disaster recovery center at Jaipur.

Electronic and Online Channels

We use a combination of physical and electronic delivery channels to maximize customer choice and convenience, which has helped to differentiate our products in the marketplace. Our branch banking software is flexible and scalable and integrates seamlessly with our electronic delivery channels. At year end fiscal 2015, we had 12,451 automated teller machines across India. Our automated teller machines have additional features such as instant fund transfer, bill payment and insurance premium payment. At year-end fiscal 2015, we had 101 fully automated Touch Banking branches that provide 24-hour simple and convenient electronic banking to customers. At these branches, customers can perform banking transactions like cash deposits and cash withdrawals and also interact with our customer service staff through video-conferencing facilities. At year-end fiscal 2015, we offered Tab Banking facilities across 35 locations in India. Our employees open new customer accounts using tablets to capture customer information digitally in order to minimize physical documents and improve efficiency in opening of new deposit accounts.

We offer a number of online banking services to our customers for both corporate and retail products and services. In fiscal 2015, we launched a new redesigned website which offers a seamless and customized experience across multiple devices. It also gives differential experience to different customer segments. Our call centers across locations at Thane and Hyderabad are operational around the clock and are equipped with multiple leading edge systems such as interactive voice response systems, automatic call distribution, computer telephony integration and voice recorders. We seek to use the latest technology in these call centers to provide an integrated customer view to the call center agents to get a complete overview of the customer’s relationship with us. The database enables customer segmentation and assists the call agent in identifying and executing cross-selling opportunities. In fiscal 2013, we launched a banking application on Facebook allowing customers to access their account details, view account statements and place service requests. In fiscal 2015, we launched an innovative payment services on Twitter, through which customers can transfer funds while using Twitter.

We offer mobile banking services in India in line with our strategy to offer multi-channel access to our customers. This service has now been extended to all mobile telephone service providers across India and non-resident Indian customers in certain other countries where we have a presence. In recent years we have enhanced our focus on mobile banking in view of the growing use of mobile phones for various applications. We recently upgraded our mobile banking application taking the total number of services available to our customers via mobile phones to 100. Our new mobile application has an integrated view of all ICICI Bank relationships with the customer. It offers features like direct calls to our call center and cash withdrawal from automated teller machines without using a card. Customers can apply for loans and pay utility bills. Our online remittance solution is also available as a mobile application across major platforms and allows customers to track exchange rates and initiate remittance transactions. In the area of remittances, we have focused on products that can expedite money transfer and offer convenience to customers in remitting money to India.

During fiscal 2015, we launched our e-wallet called the “Pockets”, which is a mobile application allowing an individual to transact on any website or mobile application in India. The e-wallet allows transfer of funds to any email ids, mobile numbers, friends on Facebook and bank accounts and also pay bills and book tickets. We have also provided solutions in areas like urban mass rapid transit payment systems and electronic toll collection on highways and have developed exclusive cards with the convenience of automatic top-up of the balance available for transit or toll payments, thus minimizing waiting time for making such payments.

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

Operations Relating to Commercial Banking for Corporate Customers

Our corporate banking back office operations are centralized and we have a business process management solution to automate our activities in the areas of trade services and general banking operations. Through integration of the work flow system with the imaging and document management system, we have achieved substantial savings and practically eliminated the use of paper for these processes. We have launched a comprehensive payments solution for institutional and government customers. We have launched an online tendering platform, supporting multiple payment modes and covering various electronic collection and payment products.

We upgraded our treasury trading infrastructure to a state-of-the-art IP telephony based architecture. We have also enhanced our existing process of automation in the treasury business, thus reducing trading risks and also enhancing market competitiveness. We have centralized the processing systems of treasuries of all our overseas branches and banking subsidiaries. As a result, the processing of transactions as well as the applications used for deal entry are now centrally located and maintained in India.

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

Data Center and Disaster Recovery System

We have a data center at Hyderabad, which is designed to optimize energy efficiency and accommodate high server densities. We also have a disaster recovery data center at Jaipur.

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

Commercial Banking Products and Services for Retail Customers

In the retail markets, competition is primarily from Indian and foreign commercial banks and housing finance companies. Foreign banks have product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller branch network than Indian commercial banks. Foreign banks in aggregate had only 319 branches in India at March 31, 2015. Indian public sector banks have wide distribution networks but generally relatively less strong technology and marketing capabilities while private sector banks have a relatively smaller branch network but stronger technology capabilities. With the implementation of technology-based core banking solutions, public sector banks have become more competitive in selling products and services to retail customers. In addition, some specialized non-bank finance companies have increased market share in certain segments of retail banking products. We seek to compete in this market through a full product portfolio and effective distribution channels, which include branches, agents, robust credit processes and collection mechanisms, experienced professionals and superior technology.

Commercial banks compete to attract retail bank deposits, historically the preferred retail savings product in India. We have sought to capitalize on our corporate relationships to gain individual customer accounts through payroll management products. In recent years, we have significantly expanded our branch network. We pursue a multi-channel distribution strategy utilizing physical branches, ATMs, telephone banking call centers, mobile banking, Tab banking and the internet to reach customers. Further, following a strategy focused on customer profiles and product segmentation, we offer differentiated liability products to customers depending on their occupation, age and income profile. Mutual funds are another source of competition to us. Mutual funds offer tax advantages and have the capacity to earn competitive returns and hence present a competitive alternative to bank deposits.

The Reserve Bank of India has granted approval to two applicants for setting up new private sector banks. The Reserve Bank of India is also evaluating applications for licensing of payments banks and small banks. The Reserve Bank of India has also indicated that it would issue guidelines with respect to continuous licensing policy for universal banks as compared to the current practice of intermittently issuing licenses. The Reserve Bank of India has also indicated that it plans to give greater access to foreign banks in the Indian market. The Reserve Bank of India released a framework for the presence of foreign banks in November 2013 and has indicated that the subsidiary route would be the preferred mode of presence for foreign banks and has proposed giving near national treatment based on the principles of reciprocity and subsidiary mode of presence.

Commercial Banking Products and Services for Agricultural and Rural Customers

In our commercial banking operations for agricultural and rural customers, we face competition from public sector banks that have large branch networks in rural India. Other private sector banks and non-banking finance companies have also increased their focus on rural markets. We also face competition from specialized players such as rural finance institutions and non-banking finance companies. We seek to compete in this business based on our product strategy and multiple channels. The Reserve Bank of India has issued draft guidelines in July 2014 for licensing of specialized small banks and payments banks that are expected to compete in the rural and unorganized sectors.

Commercial Banking Products and Services for Corporate Customers

In products and services for corporate customers, we face strong competition primarily from public sector banks, foreign banks and other new private sector banks. Our principal competition in these products and services comes from large public sector banks. Public sector banks and certain private sector banks also have a traditional competitive advantage with respect to the government banking segment. We seek to compete based on our service and prompt turnaround times that we believe are significantly faster than public sector banks. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution approach and technology-driven delivery capabilities. Traditionally, foreign banks have been active in providing treasury-related products and services, trade finance, fee-based services and other short term financing products to top tier Indian corporations. We compete with foreign banks in cross-border trade finance based on our wider geographical reach relative to foreign banks and our customized trade financing solutions. We have established strong fee-based cash management services and leverage our balance sheet size, wider branch network, technology and our international presence to compete in treasury-related products and services.

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

Insurance and Asset Management

Our insurance and asset management joint ventures face competition from existing dominant public sector players as well as new private sector players. We believe that ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company have built strong product, distribution and risk management capabilities, achieving market leadership positions in their respective businesses. According to data published by the Insurance Regulatory and Development Authority of India, ICICI Prudential Life Insurance Company had a retail market share of about 11.3% in new business written (on a retail weighted received premium basis) during fiscal 2015. ICICI Lombard General Insurance Company had a market share of about 8.3% in gross written premiums during fiscal 2015. See also “—Insurance”. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the second largest mutual fund in India in terms of average funds under management. We believe that the ability to leverage ICICI Bank’s retail franchise and distribution network is a key competitive advantage for our insurance and asset management subsidiaries.

Employees

At year-end fiscal 2015, we had 90,486 employees, including sales executives, employees on fixed term contracts and interns, compared to 94,204 employees at year-end fiscal 2014 and 85,217 employees at year-end fiscal 2013. Of these, 67,857 employees were employed by ICICI Bank at year-end fiscal 2015, a decrease from 72,226 at year-end fiscal 2014. Of our 90,486 employees at year-end fiscal 2015, approximately 39,461 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

We dedicate a significant amount of senior management time to ensuring that employees remain highly motivated and are aligned to the organization’s core employee proposition. Employee compensation is linked to performance and we encourage the involvement of our employees in the overall performance and profitability of the Bank. A performance appraisal and talent management systems have been instrumental in assisting management in career development and succession planning. Management believes that it has good working relationships with its employees.

ICICI Bank has an employee stock option scheme to encourage and retain high-performing employees. Pursuant to the employee stock option scheme up to 10.0% of the aggregate of our issued equity shares at the time of grant of the stock options can be allocated under the employee stock option scheme. The stock options entitle eligible employees to apply for equity shares. The grant of stock options is approved by ICICI Bank’s Board of Directors on the recommendation of the Board Governance, Remuneration and Nomination Committee. The eligibility of each employee is determined based on an evaluation including the employee’s work performance and potential. ICICI Bank pays performance linked retention pay to its frontline employees and junior management and performance bonus to its middle and senior management. Performance linked retention pay aims to reward front line and junior managers mainly on the basis of skill maturity attained through experience and continuity in role which a key differentiator for customer services. ICICI Bank also pays variable pay to sales officers and relationship manager in wealth management roles while ensuring that such pay-outs are in accordance with the compensation-related guidelines of the Reserve Bank of India. The Bank ensures a higher proportion of variable pay at senior levels and lower variable pay at front-line staff and junior management levels. The quantum of bonus for an employee does not exceed a certain percentage of the total fixed pay in a year. Within this percentage, if the bonus exceeds a predefined percentage of the fixed pay, a part of the bonus is deferred and paid over a period. The deferred portion is subject to malus, under which ICICI Bank would prevent vesting of all or part of the variable pay in the event of an enquiry determining gross negligence, breach of integrity or in the event of reasonable evidence of deterioration in financial performance. In such cases, variable pay already paid out is subject to claw-back arrangements. See also “Management—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme”.

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

In addition to basic compensation, employees of ICICI Bank are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time, which was specified at 8.75% for fiscal 2015. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. ICICI Bank has also set up a superannuation fund to which it contributes defined amounts. The employees have been given an option to opt out of the superannuation fund and in such cases the defined amounts are paid as part of monthly salary. In addition, ICICI Bank contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

The following table sets forth, at the dates indicated, the number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities.

	At March 31,
	2013		2014		2015
	Number	% of total	Number	% of total	Number	% of total
ICICI Bank Limited	62,065	72.8	72,226	76.7	67,857	75.0
ICICI Prudential Life Insurance Company Limited	12,841	15.1	10,745	11.4	10,909	12.1
ICICI Lombard General Insurance Company Limited	4,532	5.3	5,243	5.6	5,829	6.4
ICICI Home Finance Company Limited(2)	399	0.5	532	0.6	528	0.6
ICICI Prudential Asset Management Company Limited	648	0.8	773	0.8	1,006	1.1
ICICI Securities Limited	4,100	4.8	4,075	4.3	3,815	4.2
ICICI Securities Primary Dealership Limited	73	0.1	73	0.1	76	0.1
Others	559	0.7	537	0.5	466	0.5
Total number of employees(1)	85,217	100.0	94,204	100.0	90,486	100.0

_______________

(1)	Includes interns, sales executives and employees on fixed-term contract totaling 1,647 at year-end fiscal 2015, 1,813 at year-end fiscal 2014 and 2,071 at year-end fiscal 2013.

(2)	All employees are deputed from ICICI Bank.

Properties

Our registered office is located at Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal network consisting of 4,050 branches and 12,451 ATMs at year-end fiscal 2015 in India. At June 30, 2015, ICICI Bank had a network of 4,052 branches in India. These facilities are located throughout India. In addition to the branches and ATMs, ICICI Bank has 39 controlling/administrative offices including the registered office at Vadodara and the corporate headquarters at Mumbai, and 49 regional processing centers and three central processing centers, two located in Mumbai and one in Hyderabad. We have branches in Bahrain, Dubai International Financial Centre, Hong Kong, Qatar financial centre, Singapore, Sri Lanka, the United States and China and representative offices in the United Arab Emirates, Bangladesh, Indonesia, Malaysia and South Africa. ICICI Bank also provides residential facilities to employees. At year-end fiscal 2015, ICICI Bank had 721 apartments for its employees.

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

The following penalties were imposed and paid by us in the past:

•	In fiscal 2011, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on us in connection with Know Your Customer guidelines.

•	In May 2012, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 11.8 million on ICICI Prudential Life Insurance Company because of non-compliance with certain provisions of the Insurance Act, 1938 and regulations/guidelines issued by the Insurance Regulatory and Development Authority in respect of intermediaries and group insurance.

•	In fiscal 2012, the Reserve Bank of India imposed a penalty of Rs. 1.5 million on us in connection with non-compliance of certain instructions issued by the Reserve Bank of India with respect to our derivatives business.

•	In May 2012, the Reserve Bank of India imposed a penalty of Rs. 0.1 million on the Bank in connection with an operational error regarding the sale of government securities on behalf of a customer.

•	In May 2012, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on ICICI Securities Primary Dealership in connection with an operational error regarding the sale of government securities.

•	In October 2012, the Reserve Bank of India imposed a penalty of Rs. 3.0 million on ICICI Bank for non-compliance with the Know Your Customer directions issued by Reserve Bank of India.

•	In December 2012, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on ICICI Securities Primary Dealership in connection with an operational error regarding the sale of government securities.

•	In June 2013, the Reserve Bank of India imposed a penalty of Rs. 10.0 million on ICICI Bank, along with penalties on other banks in India, pursuant to its investigation following a sting operation by a news website on branches of Indian banks and insurance companies.

•	In September 2013, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 0.5 million on ICICI Lombard General Insurance Company Limited, along with penalties on other general insurers in India, for not meeting the mandatory target in respect of declined risk pool for fiscal 2013.

•	In July 2014, the Reserve Bank of India imposed a penalty on 12 Indian banks including us following its scrutiny of the loan and current accounts of one corporate borrower with these banks. The penalty imposed on us was Rs. 4.0 million. A penalty of Rs. 1.4 million was also imposed on us in February 2015 by the Financial Intelligence Unit, India for failure in reporting the attempted suspicious transactions to which the above sting operations pertained. We have filed an appeal against the penalty. See also “Business—Risk Management—Anti-Money Laundering Controls”.

•	In October 2014, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 5.0 million on ICICI Lombard General Insurance Company Limited following the onsite inspection conducted in August 2010 on market conduct and financial condition of the company.

•	In December 2014, the Reserve Bank of India imposed penalties on two Indian banks, including us, for non-compliance with the Know Your Customer/Anti Money Laundering directions/guidelines issued by the Reserve Bank of India in respect of fraudulent opening of fictitious accounts with certain banks. The penalty imposed on us was Rs. 5.0 million.

•	In December 2014, the Securities and Exchange Board of India imposed a penalty of Rs. 10 million on six book running lead managers including ICICI Securities Limited for violation of Securities and Exchange Board of India regulations. The penalty is payable jointly and severally by all book running lead managers. ICICI Securities Limited along with other book running lead managers has filed an appeal before the Securities Appellate Tribunal, proceedings of which are in progress.

See also “Risk Factors—We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity” and “— The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

At year-end fiscal 2015, our contingent tax liability was assessed at an aggregate of Rs. 44.9 billion, mainly pertaining to income tax, service tax and sales tax/value added tax demands by the government of India’s tax authorities for past years. We have appealed against each of these tax demands. The tax related inquiries are not included in contingent liabilities as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in our own and other similar cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at year-end fiscal 2015. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us.

Of the contingent tax liability of Rs. 44.9 billion:

•	Rs. 3.9 billion relates to sales tax/value added tax assessment mainly pertaining to value added tax on disposal of repossessed assets, tax on interstate/import leases by various state government authorities in respect of lease transactions entered into by the Bank, and bullion-related matters, where we are relying on favorable opinions from counsel. Of the total demand, Rs. 2.2 billion pertains to value added tax on disposal of repossessed assets where we are relying on a favorable opinion from counsel confirming that the Bank only facilitates the disposal of repossessed assets for recovery of its loan from the borrower and cannot be regarded as a seller of repossessed assets. The other disputed issues mainly pertain to tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank and bullion related matters pertaining to procedural issues like submission of statutory forms.

•	Rs. 3.9 billion is in respect of service tax matters. Of the total demand, Rs. 1.5 billion pertains to our life insurance subsidiary for levy of service tax on surrender/foreclosure charges under unit linked insurance plans/life insurance plans, Rs. 0.9 billion pertains to venture capital funds in respect of retention of contribution received by the fund being treated as fees received in lieu of management services rendered by them, Rs. 1.0 billion pertains to the Bank mainly relating to interest charged on liquidity facilities provided to trusts holding securitized loan portfolios and income received from merchants on credit card related transactions prior to May 2006 and disallowance of cenvat credit availed for service tax on insurance premium along with penalty thereon and Rs.0.2 billion pertains to ICICI Venture Funds Management Company Limited for levy of service tax on the income received from investment in venture capital units, by treating the same as performance fees received. The balance amount of Rs. 0.3 billion pertains to other entities. The Bank believes that the tax authorities are not likely to be able to substantiate the above tax demands.

•	Rs. 37.1 billion relates to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to income tax, and interest tax, where we are relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are:

•	Rs. 14.4 billion relates to whether interest expenses can be attributed to earning tax-exempt income. We believe that no interest can be allocated as there are no borrowings earmarked for investments in shares/tax free bonds and our interest free funds are sufficient to cover investments in the underlying tax free securities. The Bank has relied on favorable opinion from counsel and favorable appellate decisions in similar cases;

•	Rs. 5.8 billion relates to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Bank has relied on favorable opinion from counsel and favorable appellate decisions in similar cases, which had allowed the deduction of mark-to-market losses from business income;

•	Rs. 5.4 billion relates to the disallowance of depreciation claims on leased assets by the tax authorities, by treating the lease transactions as loan transactions. The Bank has relied on a favorable opinion from counsel and favorable appellate decisions in the Bank’s own case and other similar cases; and

•	Rs. 2.7 billion relates to taxability of amounts withdrawn from the special reserve. ICICI had maintained two special reserve accounts, which includes special reserve created up to assessment year 1997-98. Withdrawals from the account were assessed as taxable by the tax authorities for the assessment years 1998-99 to 2000-01. We have received favorable orders in respect of the assessment year 1998-1999 and 1999-2000 but the income tax department has appealed against the favorable orders.

Based on judicial precedents in our own and other cases, and upon consultation with tax counsel, management believes that it is more likely than not that our tax position will be sustained. Accordingly, no provision has been made in the accounts.

The above contingent liability does not include Rs. 56.2 billion, considered as remote. Of the total disputed tax demands classified as remote, Rs. 51.3 billion pertains to the deduction of bad debts and levy of penalties, which are covered by favourable Supreme Court of India decisions in other cases. Therefore, they are not required to be disclosed as contingent liability. The balance of Rs. 4.9 billion pertains to disputed tax liability of our life insurance subsidiary primarily due to non-allowance of set-off of brought forward business loss by the assessing officer against the shareholders income, which has been considered as income from other sources by the tax authorities. The same is considered as remote on the basis of favorable income tax appellate decisions in our life insurance subsidiary’s own case. The consequence of inquiries initiated by the tax authorities are not quantified, as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities.

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

ICICI Bank held a total provision of Rs. 382 million at year-end fiscal 2015 for 489 cases with claims totaling approximately Rs. 1,218 million, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At year-end fiscal 2015, such claims amounted to a total of Rs. 477 million relating to 100 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in lawsuits against ICICI Bank. There were 238 such cases at year-end fiscal 2015.

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

At year-end fiscal 2015, there were 63 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more, with an aggregate amount of approximately Rs. 41.0 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are litigations where the amounts claimed are Rs. 1.0 billion or higher:

•	The promoters and promoter group entities of Kingfisher Airlines Limited have filed a suit in the Bombay High Court against 19 lenders who had provided credit facilities to Kingfisher Airlines Limited seeking to declare void the corporate guarantee given by one of the entities to the lenders and restrain the lenders from acting in furtherance of the corporate guarantee as well as a personal guarantee of the promoter and invocation of pledge of shares held by the lenders, and claiming damages of Rs. 32.0 billion from the lenders towards sums invested by the promoter group in Kingfisher Airlines Limited. The Bombay High Court has not granted any interim relief restraining lenders from acting in furtherance of the invocation of pledge. ICICI Bank had assigned its exposure to Kingfisher Airlines Limited to a third party in June 2012 and thereby ceased to be a lender to the company. The cause of action for the suit arose subsequent to that date, and the securities mentioned in the suit were not securities held by ICICI Bank even when it was a lender to the company. Consequently ICICI Bank believes the suit against it is not maintainable and has filed its written statement. The matter is pending before the court.

•	In April 2014, ICICI Bank filed a recovery suit in the Debt Recovery Tribunal, Mumbai against Anil Printers Limited and its guarantors for recovery of Rs. 0.49 billion due from Anil Printers Limited. ICICI Bank also initiated action under the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 and took symbolic possession of the mortgaged properties of Anil Printers and sold one property through auction. Anil Printers challenged the action of ICICI Bank in the Debt Recovery Tribunal on various grounds. The Debt Recovery Tribunal directed the borrower to identify buyers for the properties within 30 days, failing which the sale being conducted by the Bank would be confirmed, to which the borrower agreed. Anil Printers also filed a civil suit for counter claim of Rs. 1.2 billion against ICICI Bank, the maintainability of which has been challenged by the Bank in a higher court. The matter is pending.

•	In 1999, we filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for the recovery of amounts totaling Rs. 169 million due from Esslon Synthetics Limited. In May 2001, the guarantor filed a counterclaim for an amount of Rs. 1.0 billion against us and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited filed an application to amend the counterclaim in January 2004. We have filed our reply to the application for amendment. The guarantor has also filed an interim application on the grounds that certain documents have not been exhibited, to which we have filed our reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. In the meantime, the Industrial Development Bank of India has challenged the order of the Debt Recovery Tribunal, Delhi, whereby the Debt Recovery Tribunal allowed LML Limited to be included in the list of parties. The Debt Recovery Appellate Tribunal, Delhi has passed an interim stay order against the Debt Recovery Tribunal proceedings. In the liquidation proceeding before the High Court at Allahabad, the official liquidator attached to the Allahabad High Court sold the assets of Esslon Synthetics for Rs. 61 million in November 2002. We have filed our claim with the official liquidator attached to the Allahabad High Court for our dues. The official liquidator has informed us that the claim of the Bank has been allowed and that the amount payable to the Bank is Rs. 12 million. We have filed an affidavit before the official liquidator for disbursement of the amount and the official liquidator has released Rs. 9 million to the Bank and the balance amount will be disbursed after finalization of amounts due to the employees of Esslon Synthetics by the Company court. Further, the guarantor has filed an insolvency proceeding before the insolvency court which is currently being opposed by the lenders including ICICI Bank. The matter is pending.

•	Certain investors of a real estate investment fund registered in Mauritius and managed by ICICI Venture Funds Management Company Limited, a wholly owned subsidiary of ICICI Bank, have filed a petition in the Supreme Court of Mauritius against ICICI Venture Funds Management Company, the trustee and administrators of the fund and ICICI Bank alleging mis-selling and mismanagement of the Fund, and have claimed damages of USD 103.6 million. All the respondents to the petition, including the Bank and its subsidiary, have denied and rebutted the allegations and countered the petition, which is pending for hearing.

•	Diminco NV. along with its associates , borrowers of ICICI Bank UK Plc. , a subsidiary of ICICI Bank, have initiated legal proceedings in a Belgian court against ICICI Bank UK Plc. alleging breach of obligations and failure to advance additional credit and claimed damages of about USD 140 million together with repayment of sums paid by the borrower. UK subsidiary has disputed the allegations and claims and made a counterclaim for repayment of outstanding dues of about USD 30 million. The matter is pending judgement and in the meanwhile in other proceedings ICICI Bank UK Plc. has obtained freezing orders from the Belgian and London courts respectively in relation to the borrower’s bank accounts in England and Belgium.

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

Fees and Other Payments Made by the Depositary

In fiscal 2012, the Bank entered into an agreement with the Depositary, Deutsche Bank Trust Company Americas, under which the Depositary shall reimburse the Bank for annual expenses incurred by the Bank towards investor relations or other expenses directly related to the ongoing maintenance of the American Depository Receipt program. There are limits on the amount of expenses for which the depository will reimburse the Bank, but the amount of reimbursement available to the Bank is not necessarily tied to the amount of fees the depository collects from investors. Under certain circumstances, including the removal of Deutsche Bank Trust Company Americas as Depositary or termination of the American Depository Receipt program, we are required to repay to Deutsche Bank Trust Company Americas amounts reimbursed in prior periods. During fiscal 2015, the Bank claimed and received a reimbursement of US$325,000 from the Depositary towards expenses already incurred relating to the American Depositary Receipt Program.

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

The consolidated financial statements for fiscal 2011 through 2014 were audited by S.R. Batliboi & Co. LLP, Chartered Accountants, and for fiscal 2015 by B S R & Co. LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2011 through 2015 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our Indian GAAP consolidated financial statements, reconciliation of net income and stockholders’ equity to U.S. GAAP and notes to these financial statements, audited by KPMG, are set forth at the end of this annual report.

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

Operating Results Data

The following table sets forth, for the periods indicated, our operating results data.

	Year ended March 31,
		2011		2012		2013		2014		2015		2015 (1)
	(in millions, except per common share data)
Selected income statement data:
Interest income(2)	Rs.	300,814	Rs.	379,948	Rs.	448,846	Rs.	494,792	Rs.	549,640	US$	8,821
Interest expense		(193,426)		(250,132)		(282,854)		(297,106)		(323,182)		(5,187)
Net interest income		107,388		129,816		165,992		197,686		226,458		3,634
Non-interest income		315,133		286,634		293,198		300,846		352,523		5,658
Net total income		422,521		416,450		459,190		498,532		578,981		9,292
Non-interest expenses
Depreciation on leased assets		(789)		(423)		(328)		(317)		(351)		(6)
Expenses pertaining to insurance business		(209,029)		(179,254)		(173,517)		(162,367)		(191,640)		(3,076)
Other operating expenses(3)		(103,206)		(115,844)		(128,225)		(143,979)		(158,237)		(2,539)
Total non-interest expenses		(313,024)		(295,521)		(302,070)		(306,663)		(350,228)		(5,621)
Operating profit before provisions		109,497		120,929		157,120		191,869		228,753		3,671
Provisions and contingencies		(25,600)		(14,063)		(20,952)		(29,003)		(45,363)		(728)
Profit before tax		83,897		106,866		136,168		162,866		183,390		2,943
Provision for tax		(20,715)		(27,490)		(34,869)		(46,095)		(53,967)		(866)
Profit after tax		63,182		79,376		101,299		116,771		129,423		2,077
Minority interest		(2,249)		(2,947)		(5,263)		(6,357)		(6,954)		(112)
Net profit	Rs.	60,933	Rs.	76,429	Rs.	96,036	Rs.	110,414		122,469		1,965
Per common share:
Earnings-basic(4) (8)	Rs.	10.71	Rs.	13.27	Rs.	16.66	Rs.	19.13	Rs.	21.17		0.34
Earnings-diluted(5) (8)		10.65		13.21		16.57		19.03		20.94		0.34
Dividend(6) (8)		2.80		3.30		4.00		4.60		5.00		0.08
Book value(7) (8)		90.58		101.20		114.32		130.51		143.11		2.30
Equity shares outstanding at the end of the period (in millions of equity shares) (8)		5,759		5,764		5,768		5,774		5,797
Weighted average equity shares outstanding - basic (in millions of equity shares) (8)		5,690		5,762		5,765		5,772		5,786
Weighted average equity shares outstanding – diluted (in millions of equity shares) (8)		5,716		5,778		5,787		5,794		5,842

_____________

(1)	Rupee amounts for fiscal 2015 have been translated into U.S. dollars using the exchange rate of Rs. 62.31 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2015.

(2)	Interest income includes interest on rupee and foreign currency loans and advances (including bills) and hire purchase receivables and gains/(losses) on sell-down of loans of ICICI Bank. Interest income also includes interest on income tax refunds of Rs. 1.7 billion, Rs. 846 million, Rs. 2.7 billion, Rs. 2.0 billion and Rs. 2.8 billion for fiscal 2011, 2012, 2013, 2014 and 2015 respectively.

(3)	Includes employee expenses, depreciation on fixed assets and other general office expenses.

(4)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share before dilutive impact.

(5)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 67,515,750, 64,353,000, 62,447,200, 73,376,100 and 53,612,700 equity shares granted to employees at a weighted average exercise price of Rs. 188.9, Rs. 200.7, Rs. 193.5, Rs. 207.2 and Rs. 248.6 were outstanding at year-end fiscal 2011, 2012, 2013, 2014 and 2015 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(6)	In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 2.80 per equity share for fiscal 2011, which was paid in fiscal 2012. We declared a dividend of Rs. 3.30 per equity share for fiscal 2012, which was paid in fiscal 2013. We declared a dividend of Rs. 4.00 per equity share for fiscal 2013, which was paid in fiscal 2014. We declared a dividend of Rs. 4.60 per equity share for fiscal 2014, which was paid in fiscal 2015. We declared a dividend of Rs. 5.00 per equity share for fiscal 2015, which has been paid in fiscal 2016. The dividend per equity share is based on the total amount of dividends declared for the year, exclusive of dividend distribution tax.

(7)	Represents equity share capital, employees’ stock options outstanding and reserves and surplus reduced by deferred tax asset, goodwill and debit balance in the profit and loss account.

(8) The shareholders of the Bank approved the sub-division of one equity share of Rs. 10 into five equity shares having a face value of Rs. 2 each. The record date for the sub-division was December 5, 2014. Face value and number of shares have been re-stated and related ratios re-computed for all the previous periods presented to reflect the sub-division.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period. For fiscal 2011, the average balances are the sum of the daily average balances outstanding for ICICI Bank, except for the averages of overseas branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the averages of subsidiary which were calculated on quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year. From fiscal 2012 to September 2014, the average balances are the sum of the daily average balances outstanding except for the averages of overseas branches of ICICI Bank which are calculated on fortnightly basis. From October 2014, averages of the foreign branches are averages of daily balances.

	Year ended March 31,
	2011	2012	2013	2014	2015
Selected income statement data:
Interest income	5.69%	6.52%	7.01%	7.03%	7.15%
Interest expense	(3.66)	(4.29)	(4.42)	(4.22)	(4.20)
Net interest income	2.03	2.23	2.59	2.81	2.95
Non-interest income	5.97	4.91	4.59	4.28	4.58
Total income	8.00	7.14	7.18	7.09	7.53
Depreciation on leased assets	(0.01)	(0.01)	(0.01)	(0.00)	(0.00)
Expenses pertaining to insurance business	(3.96)	(3.07)	(2.71)	(2.31)	(2.49)
Other operating expenses	(1.96)	(1.99)	(2.00)	(2.05)	(2.06)
Non-interest expenses	(5.93)	(5.07)	(4.72)	(4.36)	(4.55)
Operating profit before provisions	2.07	2.07	2.46	2.73	2.98
Provisions and contingencies	(0.48)	(0.24)	(0.33)	(0.41)	(0.59)
Profit before tax	1.59	1.83	2.13	2.32	2.39
Provision for tax	(0.39)	(0.47)	(0.55)	(0.66)	(0.71)
Profit after tax	1.20	1.36	1.58	1.66	1.68
Minority interest	(0.05)	(0.05)	(0.08)	(0.09)	(0.09)
Net profit	1.15%	1.31%	1.50%	1.57%	1.59%

The following table sets forth, for the periods indicated, our selected financial data.

	At or for the year ended March 31,
		2011		2012		2013		2014		2015		2015	(1)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs.	5,477,698	Rs.	6,197,136	Rs.	6,749,830	Rs.	7,477,624	Rs.	8,260,792	US$	132,575
Investments		2,096,528		2,398,641		2,556,667		2,676,094		3,027,616		48,590
Advances, net		2,560,193		2,921,254		3,299,741		3,873,418		4,384,901		70,372
Non-performing customer assets (gross)		111,575		107,124		107,165		122,994		173,870		2,790
Total liabilities		4,924,673		5,584,371		6,062,206		6,713,326		7,413,746		118,981
Deposits		2,591,060		2,819,505		3,147,705		3,595,127		3,859,552		61,941
Borrowings (includes subordinated debt and redeemable non-cumulative preference shares)		1,258,389		1,612,966		1,728,882		1,835,421		2,112,520		33,903
Equity share capital		11,518		11,528		11,536		11,550		11,597		186
Reserves and surplus(2)		541,507		601,237		676,088		752,748		835,449		13,408
Period average(3):
Total assets		5,282,746		5,832,309		6,394,436		7,037,002		7,689,402		123,406
Interest-earning assets		4,157,164		4,697,241		5,272,489		5,830,625		6,449,193		103,502
Advances, net		2,350,205		2,720,937		3,149,347		3,589,293		4,049,280		64,986
Total liabilities(4)		4,723,072		5,214,310		5,723,133		6,284,987		6,860,592		110,104
Interest-bearing liabilities		3,717,501		4,099,844		4,556,099		4,996,433		5,445,789		87,398
Borrowings		1,303,276		1,465,670		1,656,860		1,820,630		1,906,290		30,594
Stockholders’ equity		559,674		617,999		671,303		752,016		828,810		13,301
Profitability:
Net profit as a percentage of:
Average total assets		1.15%		1.31%		1.50%		1.57%		1.59%
Average stockholders’ equity		10.89		12.37		14.31		14.68		14.78
Average stockholders’ equity (including preference share capital)		10.82		12.30		14.23		14.61		14.71
Dividend payout ratio(5)		26.46		24.89		24.02		24.06		23.67
Spread(6)		2.12		2.06		2.35		2.58		2.63
Net interest margin(7)		2.67		2.83		3.20		3.44		3.55
Cost-to-income ratio(8)		74.08		70.96		65.78		61.51		60.49
Cost-to-average assets ratio(9)		5.93		5.07		4.72		4.36		4.55
Capital(10):
Average stockholders’ equity as a percentage of average total assets		10.59%		10.60%		10.50%		10.69%		10.78%
Average stockholders’ equity (including preference share capital) as a percentage of average total assets		10.66%		10.66%		10.55%		10.74%		10.82%
Asset quality:
Net restructured assets as a percentage of net customer assets		0.93%		1.40%		1.58%		2.70%		2.41%
Net non-performing assets as a percentage of net customer assets(11)		1.06%		0.79%		0.74%		0.99%		1.54%
Provision on restructured assets as a percentage of gross restructured assets		3.23%		8.81%		7.87%		8.42%		7.23%
Provision on non-performing assets as a percentage of gross non-performing assets		71.25%		74.56%		72.80%		63.72%		55.59%
Provision as a percentage of gross customer assets(12)		3.25%		2.98%		2.63%		2.47%		2.89%
_____________

(1)	Rupee amounts at year-end fiscal 2015 have been translated into US dollars using the exchange rate of Rs. 62.31 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2015.

(2)	Includes balance in employees stock options outstanding which will be transferred to “Equity share capital” or “Reserves and surplus” on exercise/lapse of options.

(3)	For fiscal 2011, the average balances are the sum of daily average balances outstanding for ICICI Bank, except for the averages of overseas branches which were calculated on a monthly basis until October 31, 2010 and on a fortnightly basis thereafter and the averages of subsidiary which were calculated on quarterly balances outstanding at the end of March of the previous fiscal year and June, September, December and March of that year. From fiscal 2012 to September 2014, the average balances are the sum of the daily average balances outstanding except for the averages of overseas branches of ICICI Bank which are calculated on fortnightly basis. From October 2014, averages of the foreign branches are averages of daily balances.

(4)	Includes preference share capital and minority interest, but does not include stockholders’ equity.

(5)	Represents the ratio of total dividends paid on equity share capital, exclusive of dividend tax, as a percentage of net profit.

(6)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(7)	Represents the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(8)	Represents the ratio of non-interest expenses to total income. Total income represents the sum of net interest income and non-interest income.

(9)	Represents the ratio of non-interest expenses to average total assets.

(10)	The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2015 were: common equity tier 1 risk-based capital ratio of 12.8%; tier 1 risk-based capital ratio of 12.8%; and total risk-based capital ratio of 17.0%. The capital adequacy ratios of ICICI Bank on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2015 were: common equity tier 1 risk-based capital ratio of 12.8%; tier 1 risk-based capital ratio of 12.9%; and total risk-based capital ratio of 17.2%.

(11)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

(12)	Includes general provision on standard assets.

(13)	Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

Selected U.S. GAAP Financial Data

The following table sets forth, certain selected financial data under generally accepted accounting principles adopted in the United States.

	At or for the year ended March 31,
	2011		2012		2013		2014		2015		2015(1)
	(in millions)
Total income(2)	Rs.	152,661	Rs.	188,192	Rs.	245,463	Rs.	274,705	Rs.	319,924	US$	5,134
Net income/(loss) attributable to ICICI Bank’s shareholders’		54,361		70,811		101,052		101,421		116,913		1,876
Total assets		5,229,844		5,506,134		5,860,331		6,485,471		7,130,592		114,437
ICICI Bank’s stockholders’ equity		584,083		633,518		736,566		801,882		938,253		15,058
Other comprehensive income/(loss)		(1,332)		(7,257)		14,431		2,157		46,436		745
Per equity share
Net income/(loss) from continuing operation-basic(3)		9.55		12.29		17.53		17.57		20.21
Net income/(loss) from continuing operation-diluted(4)		9.50		12.24		17.44		17.50		20.05
Dividend(5)		2.40		2.80		3.30		4.00		4.60

__________

(1)	Rupee amounts for fiscal 2015 have been translated into U.S. dollars using the exchange rate of Rs. 62.31 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2015.

(2)	Represents net interest income plus non-interest income.

(3)	Represents net income/(loss) before dilutive impact.

(4)	Represents net profit/(loss) adjusted for full dilution. Options to purchase 67,515,750, 64,353,000, 62,447,200, 73,376,100 and 53,612,700 equity shares granted to employees at a weighted average exercise price of Rs. 188.9, Rs. 200.7, Rs. 193.5, Rs. 207.2 and Rs. 248.6 were outstanding at year-end fiscal 2011, 2012, 2013, 2014 and 2015 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(5)	In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 2.80 per equity share for fiscal 2011, which was paid in fiscal 2012. We declared a dividend of Rs. 3.30 per equity share for fiscal 2012, which was paid in fiscal 2013. We declared a dividend of Rs. 4.00 per equity share for fiscal 2013, which was paid in fiscal 2014. We declared a dividend of Rs. 4.60 per equity share for fiscal 2014, which was paid in fiscal 2015. We declared a dividend of Rs. 5.00 per equity share for fiscal 2015, which has been paid in fiscal 2016. The dividend per equity share is based on the total amount of dividends paid during the year, exclusive of dividend tax.

(6)	Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. We are the largest private sector bank in India in terms of total assets. Apart from banking products and services, we offer life and general insurance, asset management, securities broking and private equity products and services through specialized subsidiaries. Our total assets at year-end fiscal 2015 were Rs. 8,260.8 billion. Our consolidated capital and reserves at year-end fiscal 2015 were Rs. 847.0 billion. During fiscal 2015, our net profit was Rs. 122.5 billion compared to Rs. 110.4 billion during fiscal 2014.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of insurance and investment products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet, social media and mobile phones. We had a network of 4,050 branches and 12,451 ATMs in India at year-end fiscal 2015. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, Indian businesses, select local businesses and multi-national corporations and insured mortgage products in our Canada subsidiary as well as offering deposit products to the larger community. ICICI Bank’s overseas branches take deposits, raise borrowings and make loans primarily to Indian companies for their overseas operations as well as for their foreign currency requirements in India. The overseas branches also offer loans and services to select local businesses and multinational corporations. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Sri Lanka, Hong Kong, Qatar Financial Centre, the United States and Bahrain and representative offices in the United Arab Emirates, Bangladesh, South Africa, Malaysia and Indonesia. Our subsidiary in the United Kingdom has established a branch in each of Antwerp, Belgium and Frankfurt, Germany. During fiscal 2015, we divested our shareholding in ICICI Bank Eurasia, our wholly owned Russian subsidiary, to a Russia-based bank and closed the representative office at Thailand.

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

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company in India during fiscal 2015, with a market share of 11.3% based on new business written (on a retail weighted received premium basis) according to the Life Insurance Council. ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2015, with a market share of 8.3% in gross written premium according to the General Insurance Council of India. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the second largest mutual fund in India in terms of average funds under management for the three months ended March 31, 2015 according to Association of Mutual Funds in India. We cross-sell the products of our insurance and asset management subsidiaries and other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has an operating subsidiary in the United States, ICICI Securities Inc., engaged in brokerage services. Our private equity fund management subsidiary ICICI Venture Funds Management Company manages funds that make private equity investments.

Business environment

Our loan portfolio, financial condition and results of operations have been and, in the future, are expected to be influenced by economic conditions in India, global economic developments affecting the business activities of our corporate customers, such as changes in commodity prices, conditions in global financial markets, economic conditions in the United States and in foreign countries where we have a significant presence or which impact the Indian economy and global markets, and evolving global and domestic regulations. For ease of understanding the following discussion of our results of operations, you should consider these macroeconomic factors and other key developments.

Trends in fiscal 2015

Global economic growth was unchanged at 3.4% during calendar year 2014, similar to 2013. Growth in the advanced economies improved led by the U.S. while there was a slowdown in economic growth in emerging market economies led by China. Monetary policies were divergent across economies during the year. While the United States withdrew quantitative easing in 2014, the Euro Zone and Japan expanded their monetary easing programs. A significant development during the year was the sharp decline in commodity prices, particularly of crude oil. The price of benchmark Brent crude fell from USD 108/barrel in the beginning of April 2014 to USD 55/barrel by end-March 2015.

In India, the formation of a stable government with a strong electoral mandate in May 2014 led to an improvement in market sentiment. There was recovery in key macro-economic parameters during the year. Economic growth improved, inflation moderated, the current account deficit and exchange rates remained stable and interest rates came down during the year. The corporate investment cycle however continued to remain subdued and corporate profitability was weak during the year. In fiscal 2015, the Central Statistical Organisation (CSO) introduced a new methodology for calculation of gross domestic product and also revised the base year for calculation from fiscal 2005 to fiscal 2012. Changes in the methodology included replacing gross domestic product at factor cost with gross domestic product at market prices as the official gross domestic product estimate. The sector-wise break-up of gross domestic product is now represented by gross value added. As per the revised methodology, India’s gross domestic product grew by 7.3% during fiscal 2015 compared to a growth of 6.9% in fiscal 2014. As per industry-wise growth estimates presented by gross value added, the agriculture sector grew by 0.2%, industrial sector by 6.1% and services sector by 10.2% during fiscal 2015 compared to 3.7%, 4.5% and 9.1%, respectively, during fiscal 2014. In terms of share of sectors in gross value added, agriculture comprised 16.1%, industry 31.4% and services 52.5% as per the revised estimates.

Inflation, measured by the consumer price index, moderated during fiscal 2015 partly supported by the drop in international crude oil prices. During fiscal 2015, the consumer price index was re-calibrated to a new base year fiscal 2012 from the earlier base year fiscal 2010. As per the revised index, inflation eased from 8.3% in March 2014 to 5.3% in March 2015. Food inflation dropped from 8.6% in March 2014 to 6.2% in March 2015, housing inflation eased from 12.7% to 4.8%, and services inflation from 6.4% to 3.0% during the period. Core consumer price index inflation, excluding food and fuel, reduced significantly from 8.0% in March 2014 to 3.8% in March 2015. The average consumer price index inflation for fiscal 2015 was 6.0%. The wholesale price index moved into a deflationary trend from November 2014 largely led by a fall in fuel prices. Inflation measured by the wholesale price index declined from 6.0% in March 2014 to a negative of 2.4% in March 2015. The average wholesale price index inflation for fiscal 2015 was 2.0%.

In the first bi-monthly monetary policy review for fiscal 2015, the Reserve Bank of India had articulated an inflation target of 8.0% by January 2015 and 6.0% by January 2016. During fiscal 2015, the Reserve Bank of India remained focused on the inflation trend and accordingly the repo rate was kept unchanged at 8.0% during the first nine months of fiscal 2015. The Reserve Bank of India announced a 25 basis points cut in the repo rate from 8.0% to 7.75% on January 15, 2015 and another 25 basis points to 7.50% on March 4, 2015. In March 2015, the Reserve Bank of India entered into a monetary policy framework agreement with the government of

India in terms of which the central bank would pursue a target of bringing down the inflation level below 6.0% by January 2016 with the target for fiscal 2017 and all subsequent years set at 4.0% (with a band of +/- 2%). Further, the Reserve Bank of India reduced the statutory liquidity ratio by an aggregate 150 basis points from 23.0% to 21.5% during fiscal 2015, with a 50 basis points reduction each in June 2014, August 2014 and February 2015. The ceiling for inclusion of government securities forming part of the statutory liquidity ratio in the held-to-maturity category was reduced from 24.5% of net demand and time liabilities to 24.0% in August 2014. The ceiling was further reduced to 22.0% of net demand and time liabilities in September 2014, with a phased reduction of 50 basis points each to be effected in January 2015, April 2015, July 2015 and September 2015. The Reserve Bank of India continued to reduce the access of banks to the over-night Liquidity Adjustment Facility window. In April 2014, access to liquidity through the Liquidity Adjustment Facility was reduced from 0.50% of net demand and time liabilities to 0.25%. Correspondingly, liquidity through 7-day and 14-day term repos was increased from 0.50% to 0.75% of net demand and time liabilities.

Indian equity markets saw significant gains during fiscal 2015. The benchmark equity index, the S&P BSE Sensex, increased by 24.9% during fiscal 2015, with the index rising from 22,386 at March 31, 2014 to 27,957 at March 31, 2015. External sector indicators also improved during fiscal 2015. The current account deficit remained moderate and reduced from 1.7% of gross domestic product in fiscal 2014 to 1.4% of gross domestic product in fiscal 2015. Merchandise imports declined by 0.6% and exports by 1.2% during fiscal 2015. Foreign investments into India remained strong with foreign direct investments of US$ 34.4 billion and portfolio investment by foreign institutional investors of US$ 40.9 billion. The rupee depreciated by 3.8% during fiscal 2015 from Rs. 60.0 per US$ at end-March 2014 to Rs. 62.3 per US$ at end-March 2015 partly owing to a strengthening of the US dollar against major currencies.

During fiscal 2015, the government took a number of initiatives including enhancing the foreign shareholding limit in defence, railways and insurance sectors; fuel subsidy reforms in terms of deregulation of diesel prices, review of gas pricing and direct transfer of cooking gas subsidies into the beneficiaries’ accounts; improving access to long-term financing for infrastructure projects; and auction of coal mines and spectrum. A comprehensive financial inclusion scheme, the Pradhan Mantri Jan-Dhan Yojana, was launched in August 2014 with the objective of opening a bank account for every household in the country. Between August 2014 and March 2015, banks opened 147.2 million basic savings accounts. In the Union Budget for fiscal 2016, announced on February 28, 2015, key measures included an increase in capital expenditure during fiscal 2016, proposed a ‘plug-and-play’ model for awarding long-term infrastructure projects where all necessary approvals would be in place before the project is awarded, proposing reduction in the corporate tax rate from 30.0% to 25.0% over the next four years along with rationalization of exemptions and setting a target for the goods and services tax regime to be implemented from April 1, 2016. The government has set a fiscal deficit target of 3.9% in fiscal 2016, 3.5% in fiscal 2017 and 3.0% by fiscal 2018.

The operating environment for the Indian corporate sector continued to remain challenging during fiscal 2015. The corporate and small and medium enterprises experienced muted growth in sales and profitability during the year owing to continued weak demand, challenges in execution of projects under implementation and high interest rates. In addition, the sharp reduction in global commodity prices in fiscal 2015 also negatively impacted some sectors like metals and minerals leading to lower revenues and inventory losses. While macroeconomic parameters showed an improvement in fiscal 2015, the Indian corporate sector remained under stress. This generally resulted in increasing levels of non-performing and restructured loans for the Indian banking sector.

Credit growth remained subdued during fiscal 2015. Non-food credit growth remained in the range of 10-11% for most part of the year, before increasing to 13.2% year-on-year at April 3, 2015 compared to 13.8% at April 4, 2014. Based on sector-wise credit data available as of March 20, 2015, year-on-year growth in credit to agriculture was 15.0%, industry was 5.6% and services sector was 5.6%, while retail loan growth was 15.4%. Deposit growth slowed down from 14.6% at April 4, 2014 to 12.8% year-on-year at April 3, 2015. Demand deposit growth remained volatile during the year, before increasing sharply to 25.0% year-on-year at April 3, 2015 compared to 14.3% at April 4, 2014.

First year retail premium underwritten in the life insurance sector (on weighted received premium basis) was Rs. 407.4 billion in fiscal 2015 as compared to Rs. 454.3 billion in fiscal 2014 according to the Life Insurance Council. Gross premium of the non-life insurance sector (excluding specialized insurance institutions) grew by 10.6% from Rs. 728.5 billion during fiscal 2014 to Rs. 805.9 billion during fiscal 2015 according to the General Insurance Council of India. The average assets under management of mutual funds increased by 31.4% from Rs. 9,045.5 billion in March 2014 to to Rs. 11,886.9 billion in March 2015 according to the Association of Mutual Funds in India.

Banking regulation underwent several changes during fiscal 2015. Some important regulatory developments impacting the banking sector were the following:

•	The Reserve Bank of India allowed banks to include the outstanding mandated investments in government funds like Rural Infrastructure Development Fund at March 31 of the fiscal year in indirect agriculture lending and overall priority sector lending. Also, such investments at March 31 of the preceding year were required to be included in the adjusted net bank credit for determining priority sector lending requirements;

•	In June 2014, the Reserve Bank of India issued final guidelines on the Liquidity Coverage Ratio , a ratio of the stock of high quality liquid assets to the total net cash outflows over the next 30 calendar days. These guidelines are applicable from January 1, 2015 starting with a minimum Liquidity Coverage Ratio requirement of 60.0%, increasing in a phased manner to 100.0% from January 1, 2019. the Reserve Bank of India has also defined categories of assets qualifying as high quality liquid assets. In September 2014, banks were allowed to include statutory liquidity ratio securities up to 5.0% of net demand and time liabilities as high quality liquid assets in the computation of the Liquidity Coverage Ratio. Further, as per guidelines issued on liquidity standards in November 2014, the Reserve Bank of India allowed banks to avail a special liquidity facility against the statutory liquidity ratio securities forming part of high quality liquid assets called Facility to Avail Liquidity for Liquidity Coverage Ratio;

•	In July 2014, the Reserve Bank of India allowed banks to issue long-term bonds for financing infrastructure projects and low-cost housing. These bonds have a minimum maturity of seven years and are exempted from reserve requirements like cash reserve ratio and statutory liquidity ratio, and are also permitted to be deducted from adjusted net bank credit for the purpose of priority sector lending targets. Further, as per revised guidelines on priority sector lending issued by the Reserve Bank of India in April 2015, banks can either include loans backed by long term bonds under priority sector lending or take the benefit of exemption from adjusted net bank credit, but not both;

•	In July 2014, the Reserve Bank of India issued guidelines permitting banks to structure long-term project loans to infrastructure and other core industries, with the intent of refinancing these loans at periodic intervals without such refinancing being considered as restructuring. Such loans may have tenors linked to the economic life of the project and can extend up to 25 years. The amortization schedule of the loans can be modified once during the course of the loan without classifying them as restructured loans provided they meet certain specific requirements like being a standard asset with no loss on the net present value and the debt amortization being scheduled within 85% of the economic life of the project. Further, in December 2014, the Reserve Bank of India permitted flexible structuring of loans for existing project loans to infrastructure and other core industries subject to certain conditions; and

•	In March 2015, the Reserve Bank of India issued guidelines regarding sale of non-performing assets to securitization and reconstruction companies. The Reserve Bank of India permitted banks to reverse the excess provision arising out of sale of non-performing assets at a value higher than the net book value to the profit and loss account.

Business overview

While assessing our performance, we monitor key financial variables such as movement in yield on assets, cost of funds and net interest margin, movement in fee income, cost ratios, loan loss provisions and return on assets and equity. We also monitor key business indicators such as deposit growth, funding mix, loan disbursements and loan delinquency trends. We also analyze changes in economic indicators such as interest rates, liquidity and exchange rates. In addition to these indicators, we monitor other non-financial indicators such as quality of customer service and the extent and nature of customer complaints and estimates of market share in key product lines.

During fiscal 2011 and fiscal 2012, our corporate loan portfolio experienced significant growth following an improvement in economic conditions in India. Investments by the Indian corporate sector increased sharply during this period, particularly in the infrastructure sector. The Indian banking sector, including us, pursued lending opportunities in the corporate segment during this period. The Indian economy thereafter experienced a moderation in growth. During fiscal 2012 to fiscal 2014, interest rates increased following a tightening of monetary policy in response to high inflation. The Indian rupee depreciated sharply against the U.S. dollar following global economic challenges and a deterioration in key external sector parameters for India. The Indian government’s fiscal position declined. The corporate sector experienced a decline in sales and profit growth and also an elongation of working capital cycles and a high level of receivables. Corporate investment activity declined due to concerns over administrative clearances and issues around access to land and natural resources. For example, there were concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies found it difficult to access equity capital markets and leverage levels for several companies and sectors increased. In fiscal 2015, there was an improvement in key macroeconomic trends. Economic growth improved, inflation moderated leading to the Reserve Bank of India reducing the repo rate by 50 basis points. The current account deficit reduced and exchange rates remained stable during the year. The formation of a stable government with a strong electoral mandate in May 2014 led to an improvement in market sentiment. However, the corporate sector continues to experience challenges. The government has announced several reforms during the year, with a focus on strengthening the operating environment for the corporate sector. However, these measures are expected to show results only in the medium term. . See also “- Executive Summary - Business environment - Trends in fiscal 2015”. Due to the continuing challenges in the corporate sector, there has generally been an increase in the non-performing loans (including out of loans restructured in earlier periods) and restructured loans of Indian banks, including us, during fiscal 2015. Banking sector growth trends in both credit and deposits were subdued. Trends in systemic liquidity, interest rates and inflation would influence deposit growth, especially with respect to low cost savings and current account deposits. Our ability to grow our low cost deposit base may be further impacted by increasing competition for such deposits from existing banks and new entrants. The slowdown in fresh corporate investments and new infrastructure projects has impacted our related fee income revenue streams. Given these developments, we have adopted a balanced approach to growth, risk management and profitability. We have continued our focus on driving momentum in the retail segment while adopting a selective approach to corporate lending. We have also focused on sustaining the improvements in our deposit profile and cost ratios and managing the quality of our portfolio. As we grow our businesses, meeting customer expectations on service quality has been a critical element of our strategy. A discussion of our financial performance in fiscal 2015 is given below:

Our net profit increased by 10.9% from Rs. 110.4 billion in fiscal 2014 to Rs. 122.5 billion in fiscal 2015 primarily due to an increase in net interest income by 14.6% and an increase in non-interest income by 17.2%, offset, in part, by an increase in non-interest expenses by 14.2% and an increase in provisions (excluding provisions for tax) by 56.4%.

The increase in net interest income by 14.6% from Rs. 197.7 billion in fiscal 2014 to Rs. 226.5 billion in fiscal 2015 reflects a 10.6% increase in average interest-earning assets and an increase in net interest margin by 11 basis points.

Provisions and contingencies (excluding provisions for tax) increased by 56.4% from Rs. 29.0 billion in fiscal 2014 to Rs. 45.4 billion in fiscal 2015, primarily due to an increase in provisions for non-performing and restructured assets and increase in provision for investments. The provision for non-performing and restructured assets increased primarily on account of an increase in additions to non-performing assets (including classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms).

Non-interest income increased by 17.2% from Rs. 300.8 billion in fiscal 2014 to Rs. 352.5 billion in fiscal 2015 primarily due to an increase in premium and other operating income relating to insurance business, profit from treasury-related activities and commission, exchange and brokerage income, offset, in part, by a decrease in profit on sale of land, buildings and other assets. Income relating to our insurance business increased from Rs. 193.3 billion in fiscal 2014 to Rs. 220.8 billion in fiscal 2015 primarily due to an increase in income from our life insurance business. Profit from treasury-related activities increased from Rs. 31.4 billion in fiscal 2014 to Rs. 46.7 billion in fiscal 2015 primarily due to higher gains on government securities and other fixed income positions, realized gains/reversal of marked-to market losses on our equity portfolio and net exchange gains relating to overseas operations, offset, in part, by a decrease in profit on security receipts. Commission, exchange and brokerage income increased from Rs. 73.2 billion in fiscal 2014 to Rs. 83.9 billion in fiscal 2015 primarily due to an increase in transaction banking fees and commercial banking fees, offset, in part, by a decrease in lending linked fees. Fee income of ICICI Securities increased primarily due to increase in brokerage income and third party product distribution fees. Further, there was an increase in average assets under management and margins on mutual fund operations of ICICI Prudential Asset Management Company.

Non-interest expense increased by 14.2% from Rs. 306.7 billion in fiscal 2014 to Rs. 350.2 billion in fiscal 2015 primarily due to an increase in expenses related to insurance business, payments to and provisions for employees and other administrative expenses. Expenses related to insurance business increased from Rs. 162.4 billion in fiscal 2014 to Rs. 191.6 billion in fiscal 2015 primarily due to an increase in expenses of our life insurance business driven by the growth in business volumes. Employee expenses increased from Rs. 59.7 billion in fiscal 2014 to Rs. 65.7 billion in fiscal 2015 primarily due to annual increments and promotions and a higher provision requirement for retirement benefit obligation due to a decrease in the discount rate, which is linked to the yield on government securities.

The corporate sector continued to experience challenges during fiscal 2015. The prolonged economic slowdown and relatively gradual recovery has resulted in continued additions to non-performing and restructured loans as well as an increase in classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms. See also “Business – Classification of Loans – Impact of Economic Environment on Commercial and Consumer Loan Borrowers”. Net non-performing assets increased by 73.1% from Rs. 44.6 billion at year-end fiscal 2014 to Rs. 77.2 billion at year-end fiscal 2015 primarily due to increase in classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms. Net restructured assets decreased marginally from Rs. 122.2 billion at year-end fiscal 2014 to Rs. 121.3 billion at year-end fiscal 2015 primarily due to classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms, offset, in part, by new loans restructured (including increase in loans to borrowers restructured in earlier periods) during fiscal 2015.

Loans increased by 13.2% from Rs. 3,873.4 billion at year-end fiscal 2014 to Rs. 4,384.9 billion at year-end fiscal 2015 primarily due to an increase in domestic retail and corporate loans. Deposits increased by 7.4% from Rs. 3,595.1 billion at year-end fiscal 2014 to Rs. 3,859.6 billion at year-end fiscal 2015, primarily due to an increase in savings and current account deposits and term deposits. We continued to expand our branch network in India during the year. ICICI Bank’s branch network in India increased from 3,753 at year-end fiscal 2014 to 4,050 at year-end fiscal 2015. ICICI Bank also increased its ATM network from 11,315 ATMs at year-end fiscal 2014 to 12,451 ATMs at year-end fiscal 2015.

The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2015 were: common equity tier 1 risk-based capital ratio of 12.8%; tier 1 risk-based capital ratio of 12.8%; and total risk-based capital ratio of 17.0%. The capital adequacy ratios of ICICI Bank on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2015 were: common equity tier 1 risk-based capital ratio of 12.8%; tier 1 risk-based capital ratio of 12.9%; and total risk-based capital ratio of 17.2%.

Business outlook

Economic conditions in India have gradually improved during fiscal 2015 after a period of subdued growth. Growth in India’s gross domestic product has recovered from 5.1% in fiscal 2013 to 6.9% in fiscal 2014 and 7.3% in fiscal 2015. The improvement in growth is supported by a moderation in inflation, strengthened external sector position and a stable exchange rate during fiscal 2015. The formation of a government with a strong mandate and the policy initiatives taken during fiscal 2015 is expected to have a positive impact on the economy going forward. The corporate and small and medium enterprises segment continue to experience challenges reflected in the low profitability and subdued investment activity during fiscal 2015. As corporate profitability trends improve and investment activity revives, growth in the Indian economy will be further strengthened. See also “Risk Factors—Risks Relating to India and other Economic and Market Risks—A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer”.

During fiscal 2015, credit and deposit growth in the Indian banking system continued to remain muted. This was accompanied by an increase in the level of non-performing and restructured loans. In the life insurance sector, the new business retail weighted premium for the industry declined by 10.3% during fiscal 2015 compared to a decline of 3.4% during fiscal 2014. However, the private insurance companies saw a growth of 15.8% in fiscal 2015 compared to a decline of 3.4% in fiscal 2014 on new business retail weighted premium basis. The general insurance sector however continued to grow. See also “Business—Overview of Our Products and Services—Insurance”.

During fiscal 2015, the government has announced several policy initiatives in the areas of foreign investments, promoting manufacturing, efficiency of government services, fiscal consolidation and long-term projects for improving infrastructure which has resulted in renewed optimism regarding India’s medium term growth prospects. However, the recovery is expected to be gradual. While private consumption remains relatively strong, we believe that a gradual revival in corporate investment activity would result in increased lending opportunities as well as avenues for banks to earn related fee income streams. Further, an improvement in the health of the corporate sector is also expected to result in normalization in the pace of additions to non-

performing and restructured loans over the medium term. Over the longer-term, we thus see favorable prospects for the Indian economy. India’s strong domestic consumption and investment drivers will continue to support healthy rates of growth. Increasing household incomes and consumption is expected to lead to opportunities in retail savings, investment and loan products, significant industrial and infrastructure investment potential to lead to opportunities in project and corporate finance, and increasing global linkages to lead to opportunities in international banking for Indian corporations and non-resident Indians.

Considering the challenges in the operating environment, we have over the years re-balanced our deposit profile, improved cost efficiency, scaled up retail loan growth, calibrated corporate loan growth and maintained high capital adequacy ratios. Our objective going forward will be to leverage our capital base for profitable growth, while sustaining the improvements in our operating performance and continuing to closely monitor the credit quality. As we grow our businesses, meeting customer expectation on service quality will be a critical element of our strategy. We seek to adopt a balanced approach to growth, risk management and profitability.

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

Other Key Factors

Under Indian GAAP, we have not consolidated certain entities in which investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall”. Under Indian GAAP, investment in 3i Infotech Limited was not accounted as per equity method based on the Group’s continued intention to reduce the stake in 3i Infotech Limited below 20% in the near future and the severe long-term restrictions on 3i Infotech Limited under its debt restructuring arrangement that impair the ability of 3i Infotech Limited to transfer funds to its investors. However, under U.S. GAAP, this entity has been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investments – Equity Method and Joint Ventures”. At June 30, 2015, the Group’s stake in 3i Infotech reduced below 10.0%.

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

Average Balance Sheet

The average balances are the sum of daily average balances outstanding, except for the averages of overseas branches of ICICI Bank which are calculated on fortnightly basis till September 2014. From October 2014, averages of the foreign branches are averages of daily balances. The yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. We have re-calculated tax-exempt income on a tax-equivalent basis. Tax exempt income primarily consists of dividend income and interest income on tax free bonds. During fiscal 2015, we have applied an effective marginal tax rate of 29%. Other interest income has been bifurcated into rupee and foreign currency amounts in order to facilitate the explanation of movements of rupee and foreign currency spreads and margins. The rupee portion of other interest income primarily includes interest on income tax refunds and income from interest rate swaps. The foreign currency portion of other interest income primarily includes income from interest rate swaps in foreign currencies. The swaps considered in other interest income are part of the non-trading portfolio and are undertaken by us to manage the market risk arising from our assets and liabilities. Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which contribute to the major components of interest income, interest expense and net interest income.

	Year ended March 31,
	2013					2014					2015
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	2,048,621	Rs.	246,408	12.03%	Rs.	2,306,443	Rs.	281,158	12.19%	Rs.	2,655,787	Rs.	321,025	12.09%
Foreign currency		1,100,726		49,217	4.47		1,282,850		56,051	4.37		1,393,493		59,572	4.28
Total advances		3,149,347		295,625	9.39		3,589,293		337,209	9.39		4,049,280		380,597	9.40
Investments:
Rupee		1,672,004		133,076	7.96		1,849,764		142,681	7.71		1,999,761		152,861	7.64
Foreign currency		118,789		2,783	2.34		97,742		2,368	2.42		76,461		1,107	1.45
Total investments		1,790,793		135,859	7.59		1,947,506		145,049	7.45		2,076,222		153,968	7.42
Other interest-earning assets:
Rupee		208,674		6,558	3.14		180,082		3,491	1.94		183,574		2,854	1.55
Foreign currency		123,675		1,265	1.02		113,745		694	0.61		140,116		1,092	0.78
Total other interest-earning assets		332,349		7,823	2.35		293,826		4,185	1.42		323,690		3,946	1.22
Other interest income:
Rupee				4,814					4,115					5,624
Foreign currency				7,395					6,835					8,156
Total other interest income				12,209					10,950					13,780

Interest-earning assets:
Rupee		3,929,299		390,856	9.95		4,336,288		431,445	9.95		4,839,122		482,364	9.97
Foreign currency		1,343,190		60,660	4.52		1,494,337		65,947	4.41		1,610,070		69,927	4.34
Total interest-earning assets		5,272,489		451,516	8.56		5,830,625		497,393	8.53		6,449,192		552,291	8.56
Fixed assets		54,738					54,752					56,101
Other assets		1,067,209					1,151,625					1,184,109
Total non-earning assets		1,121,947					1,206,377					1,240,210
Total assets	Rs.	6,394,436	Rs.	451,516		Rs.	7,037,002	Rs.	497,393		Rs.	7,689,402	Rs.	552,291

Liabilities:
Savings account deposits:
Rupee	Rs.	753,946	Rs.	29,878	3.96%	Rs.	865,748	Rs.	34,336	3.97%	Rs.	981,430	Rs.	39,012	3.98%
Foreign currency		68,665		733	1.07		82,051		1,025	1.25		76,724		849	1.11
Total savings account deposits		822,611		30,611	3.72		947,800		35,361	3.73		1,058,154		39,861	3.77
Time deposits:
Rupee		1,481,452		134,675	9.09		1,541,494		135,375	8.78		1,693,728		148,279	8.75
Foreign currency		334,376		10,550	3.16		392,768		13,454	3.43		461,456		19,583	4.24
Total time deposits		1,815,828		145,225	8.00		1,934,262		148,829	7.69		2,155,184		167,862	7.79
Other demand deposits:
Rupee		217,742					246,554					277,798
Foreign currency		43,058					47,187					48,364
Total other demand deposits		260,800					293,741					326,162
Total deposits:
Rupee		2,453,140		164,553	6.71		2,653,796		169,711	6.40		2,952,956		187,291	6.34
Foreign currency		446,099		11,283	2.53		522,006		14,479	2.77		586,544		20,432	3.48
Total deposits		2,899,239		175,836	6.06		3,175,802		184,190	5.80		3,539,500		207,723	5.87
Borrowings:
Rupee		642,997		69,757	10.85		678,217		74,740	11.02		717,975		75,376	10.50
Foreign currency		1,013,863		37,261	3.68		1,142,414		38,176	3.34		1,188,315		40,083	3.37
Total borrowings		1,656,860		107,018	6.46		1,820,630		112,916	6.20		1,906,290		115,459	6.06
Interest-bearing liabilities:
Rupee		3,096,137		234,310	7.57		3,332,013		244,451	7.34		3,670,931		262,667	7.16
Foreign currency		1,459,962		48,544	3.32		1,664,419		52,655	3.16		1,774,859		60,515	3.41
Total interest-bearing liabilities		4,556,099		282,854	6.21		4,996,433		297,106	5.95		5,445,790		323,182	5.93
Preference share capital		3,500					3,500					3,500
Other liabilities		1,163,534					1,285,054					1,411,302
Total liabilities		5,723,133		282,854			6,284,987		297,106			6,860,592		323,182
Stockholders’ equity		671,303					752,016					828,810
Total liabilities and stockholders’ equity	Rs.	6,394,436	Rs.	282,854		Rs.	7,037,002	Rs.	297,106		Rs.	7,689,402	Rs.	323,182

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

	Fiscal 2014 vs. Fiscal 2013						Fiscal 2015 vs. Fiscal 2014
			Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest income:
Advances:
Rupee	Rs.	34,750	Rs.	31,429	Rs.	3,321	Rs.	39,867	Rs.	42,228	Rs.	(2,361)
Foreign currency		6,834		7,957		(1,123)		3,521		4,730		(1,209)
Total advances		41,584		39,386		2,198		43,388		46,958		(3,570)
Investments:
Rupee		9,605		13,711		(4,106)		10,180		11,466		(1,286)
Foreign currency		(416)		(510)		94		(1,261)		(308)		(953)
Total investments		9,189		13,201		(4,012)		8,919		11,158		(2,239)
Other interest-earning assets:
Rupee		(3,067)		(554)		(2,513)		(637)		54		(691)
Foreign currency		(571)		(61)		(510)		398		205		193
Total other interest earning asset		(3,638)		(615)		(3,023)		(239)		259		(498)
Other interest income
Rupee		(699)		—		(699)		1,509		—		1,509
Foreign currency		(560)		—		(560)		1,321		—		1,321
Other interest income		(1,259)		—		(1,259)		2,830		—		2,830
Total interest income:
Rupee		40,589		44,586		(3,997)		50,919		53,748		(2,829)
Foreign currency		5,287		7,386		(2,099)		3,979		4,627		(648)
Total interest income		45,876		51,972		(6,096)		54,898		58,375		(3,477)
Interest expense:
Savings account deposits:
Rupee		4,458		4,434		24		4,676		4,598		78
Foreign currency		292		167		125		(176)		(59)		(117)
Total savings account deposits		4,750		4,601		149		4,500		4,539		(39)
Time deposits:
Rupee		700		5,273		(4,573)		12,904		13,327		(423)
Foreign currency		2,904		2,000		904		6,129		2,915		3,214
Total time deposits		3,604		7,273		(3,669)		19,033		16,242		2,791
Total deposits:
Rupee		5,158		9,707		(4,549)		17,580		17,925		(345)
Foreign currency		3,196		2,167		1,029		5,953		2,856		3,097
Total deposits		8,354		11,874		(3,520)		23,533		20,781		2,752
Borrowings:
Rupee		4,983		3,881		1,102		636		4,174		(3,538)
Foreign currency		915		4,296		(3,381)		1,907		1,548		359
Total borrowings		5,898		8,177		(2,279)		2,543		5,722		(3,179)
Total interest expense:
Rupee		10,141		13,588		(3,447)		18,216		22,099		(3,883)
Foreign currency		4,111		6,463		(2,352)		7,860		4,404		3,456
Total interest expense		14,252		20,051		(5,799)		26,076		26,503		(427)
Net interest income:
Rupee		30,448		30,998		(550)		32,703		31,649		1,054
Foreign currency		1,176		923		253		(3,881)		223		(4,104)
Total net interest income	Rs.	31,624	Rs.	31,921	Rs.	(297)	Rs.	28,822	Rs.	31,872	Rs.	(3,050)

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2011		2012		2013		2014		2015
	(in millions, except percentages)
Interest income(1)	Rs.	304,411	Rs.	383,277	Rs.	451,516	Rs.	497,393	Rs.	552,291
Average interest-earning assets		4,157,164		4,697,241		5,272,489		5,830,625		6,449,192
Interest expense		193,426		250,132		282,854		297,106		323,182
Average interest-bearing liabilities		3,717,501		4,099,844		4,556,099		4,996,433		5,445,790
Average total assets		5,282,746		5,832,309		6,394,436		7,037,002		7,689,402
Average interest-earning assets as a percentage of average total assets		78.69%		80.54%		82.45%		82.86%		83.87%
Average interest-bearing liabilities as a percentage of average total assets		70.37		70.30		71.25		71.00		70.82
Average interest-earning assets as a percentage of average interest-bearing liabilities		111.83		114.57		115.72		116.70		118.43
Yield		7.32		8.16		8.56		8.53		8.56
Rupee		8.28		9.32		9.95		9.95		9.97
Foreign currency		4.66		4.78		4.52		4.41		4.34
Cost of funds		5.20		6.10		6.21		5.95		5.93
Rupee		5.97		7.36		7.57		7.34		7.16
Foreign currency		3.53		3.50		3.32		3.16		3.41
Spread(2)		2.12		2.06		2.35		2.58		2.63
Rupee		2.31		1.96		2.38		2.61		2.81
Foreign currency		1.13		1.28		1.20		1.25		0.93
Net interest margin(3)		2.67		2.83		3.20		3.44		3.55
Rupee		3.31		3.50		3.98		4.31		4.54
Foreign currency		0.90		0.89		0.90		0.89		0.58

___________

(1)	We have re-calculated tax-exempt income on a tax-equivalent basis. The impact of re-calculation of tax-exempt income on a tax equivalent basis was Rs. 3.6 billion for fiscal 2011, Rs. 3.3 billion for fiscal 2012, Rs. 2.7 billion for fiscal 2013, Rs. 2.6 billion for fiscal 2014 and Rs. 2.7 billion for fiscal 2015.

(2)	Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(3)	Net interest margin is the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of an net interest income.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Interest income(1)	Rs.	494,792	Rs.	549,640	US$	8,821	11.1%
Interest expense		(297,106)		(323,182)		(5,187)	8.8%
Net interest income	Rs.	197,686	Rs.	226,458	US$	3,634	14.6%

___________

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

Net interest income increased by 14.6% from Rs. 197.7 billion in fiscal 2014 to Rs. 226.5 billion in fiscal 2015, reflecting an increase of 10.6% in the average volume of interest-earning assets and an increase in net interest margin by 11 basis points from 3.44% in fiscal 2014 to 3.55% in fiscal 2015.

Net interest margin

Net interest margin increased by 11 basis points from 3.44% in fiscal 2014 to 3.55% in fiscal 2015. There was an increase of 23 basis points in the net interest margin on the rupee portfolio.

The yield on the rupee portfolio increased by 2 basis points from 9.95% in fiscal 2014 to 9.97% in fiscal 2015 primarily due to the following:

•	The yield on rupee advances decreased from 12.19% in fiscal 2014 to 12.09% in fiscal 2015. The yield on rupee investments decreased from 7.71% in fiscal 2014 to 7.64% in fiscal 2015. The yield on other interest-earning assets decreased from 1.94% in fiscal 2014 to 1.55% in fiscal 2015. However, overall yield on rupee portfolio increased primarily due to an increase in the proportion of advances in the portfolio.

•	The yield on rupee advances decreased from 12.19% in fiscal 2014 to 12.09% in fiscal 2015 primarily due to increase in the lower yielding secured retail portfolio and incremental corporate lending at lower rates due to softening of interest rates and lower credit demand. In response to the reduction in repo rate by 50 basis points from 8.00% to 7.50% in two phases on January 15, 2015 and March 4, 2015 by the Reserve Bank of India, the Bank reduced its base rate by 25 basis points to 9.75% with effect from April 10, 2015 and further by 5 basis points to 9.70% with effect from June 26, 2015. The impact of this decrease and any further reduction in base rate will reflect in the yield on advances in fiscal 2016. See also “Business—Loan portfolio—Loan pricing”.

•	The yield on interest-earning rupee investments decreased from 7.71% in fiscal 2014 to 7.64% in fiscal 2015, primarily due to a decrease in yield on investments other than statutory liquidity ratio investments. The yield on investments other than statutory liquidity ratio investments decreased primarily on account of decrease in yield on pass through certificates and higher investment in lower yielding Rural Infrastructure Development Fund and other related investments. This decline was offset, in part, by an increase in yield on statutory liquidity ratio investments primarily due to purchase of medium tenor securities at higher yields in the held-to-maturity category, maturity/sale of lower-yielding shorter tenor securities during fiscal 2015 and re-set of coupons on floating rate bonds at a higher yield as compared to fiscal 2014.

•	The yield on other interest-earning rupee assets decreased from 1.94% in fiscal 2014 to 1.55% in fiscal 2015 primarily due to maturity of higher yielding deposits with banks.

•	Interest on income tax refunds increased from Rs. 2.0 billion in fiscal 2014 to Rs. 2.8 billion in fiscal 2015. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds for the rupee portfolio decreased by 18 basis points from 7.34% in fiscal 2014 to 7.16% in fiscal 2015 primarily due to the following factors:

•	The cost of rupee deposits decreased from 6.40% in fiscal 2014 to 6.34% in fiscal 2015 primarily due to increase in average current and savings account deposits and decrease in the cost of rupee term deposits. The average current and savings account deposits as a percentage of total rupee deposits increased from 41.9% in fiscal 2014 to 42.6% in fiscal 2015. The cost of rupee term deposits decreased from 8.78% in fiscal 2014 to 8.75% in fiscal 2015. During fiscal 2015, the Bank reduced the term deposit rates on select maturities, effective November 28, 2014. The full impact of this decrease will reflect in the cost of deposits in fiscal 2016.

•	The cost of rupee borrowings decreased from 11.02% in fiscal 2014 to 10.50% in fiscal 2015.

The yield on our foreign currency portfolio decreased by 7 basis points from 4.41% in fiscal 2014 to 4.34% in fiscal 2015 primarily due to the following:

•	The yield on assets of ICICI Bank Canada decreased primarily due to sale/maturity of government securities with higher yields, prepayments/repayments of higher yielding loans and an increase in the lower yielding securitized insured mortgages portfolio.

•	The yield on assets of overseas branches of ICICI Bank decreased in fiscal 2015 as compared to fiscal 2014 primarily due to decrease in the yield on loans. The yield on loans decreased primarily due to refinancing/prepayment of existing loans and incremental lending at lower rates in fiscal 2015.

This was, offset, in part, by an increase in yield on assets of ICICI Bank UK, which increased primarily due to increase in yield on loans, offset, in part, by decrease in yield on investments.

The cost of funds for the foreign currency portfolio increased by 25 basis points from 3.16% in fiscal 2014 to 3.41% in fiscal 2015, due to the following factors:

•	The cost of funds for ICICI Bank’s foreign currency funding increased primarily on account of an increase in the cost of term deposits. The cost of term deposits increased in fiscal 2015 due to the full impact of foreign currency non-resident (bank) deposits mobilized during fiscal 2014. There was a marginal increase in cost of borrowings in fiscal 2015 as compared to fiscal 2014.

The above increase was offset, in part, by decrease in cost of funds of ICICI Bank Canada and ICICI Bank UK.

•	The cost of funds of ICICI Bank Canada decreased due to a decrease in the cost of deposits and the cost of borrowings. The cost of deposits decreased on account of maturities of high cost term deposits during fiscal 2015.The cost of borrowings decreased on account of a higher proportion of low cost borrowings under insured mortgages securitization borrowings in the total borrowings during fiscal 2015.

•	The cost of funds of ICICI Bank UK decreased due to a decrease in the cost of deposits and the cost of borrowings. The cost of deposits decreased on account of maturities of high cost retail term deposits and an increase in institutional term deposits and term deposits raised at lower rates. The cost of borrowings decreased due to repayment of high cost borrowings and lower cost overnight and term borrowings raised in fiscal 2015.

Interest-earning assets

The average volume of interest-earning assets increased by 10.6% from Rs. 5,830.6 billion in fiscal 2014 to Rs. 6,449.2 billion in fiscal 2015. The increase in interest-earning assets was primarily due to an increase in average loans by Rs. 460.0 billion and an increase in average interest-earning investments by Rs. 128.7 billion.

Average loans increased by 12.8% from Rs. 3,589.3 billion in fiscal 2014 to Rs. 4,049.3 billion in fiscal 2015. Average rupee loans increased from Rs. 2,306.4 billion in fiscal 2014 to Rs. 2,655.8 billion in fiscal 2015 primarily due to an increase in retail loans. Average foreign currency loans increased from Rs. 1,282.8 billion in fiscal 2014 to Rs. 1,393.5 billion in fiscal 2015, primarily due to the impact of the depreciation of the rupee against the U.S. dollar, an increase in the insured mortgage portfolio of ICICI Bank Canada and an increase in corporate loans of ICICI Bank UK.

Average interest-earning investments increased by 6.6% from Rs. 1,947.5 billion in fiscal 2014 to Rs. 2,076.2 billion in fiscal 2015. Average rupee investments increased from Rs. 1,849.8 billion in fiscal 2014 to Rs. 1,999.8 billion in fiscal 2015 primarily due to an increase in investments in Indian government securities by 8.1% from Rs. 1,145.1 billion in fiscal 2014 to Rs. 1,238.1 billion in fiscal 2015. Interest-earning investments, other than Indian government securities include investments in corporate bonds and debentures, certificates of deposits, commercial paper, pass through certificates, the Rural Infrastructure Development Fund and related investments and investments in liquid mutual funds. Average investments other than in Indian government securities increased from Rs. 802.4 billion in fiscal 2014 to Rs. 838.1 billion in fiscal 2015 primarily due to increase in investment in pass through certificates, Rural Infrastructure Development Fund and other related investments, offset, in part, by a decrease in certificate of deposits and bonds and debentures. Average foreign currency investments decreased from Rs. 97.7 billion in fiscal 2014 to Rs. 76.5 billion in fiscal 2015 primarily due to decrease in average investments of ICICI Bank Canada on account of re-classification of corporate bonds from investment to loans and advances in fiscal 2014.

Interest-bearing liabilities

Average interest-bearing liabilities increased by 9.0% from Rs. 4,996.4 billion in fiscal 2014 to Rs. 5,445.8 billion in fiscal 2015 on account of an increase in average deposits by Rs. 363.7 billion and an increase in average borrowings by Rs. 85.7 billion. Average term deposits increased from Rs. 1,934.3 billion in fiscal 2014 to Rs. 2,155.2 billion in fiscal 2015. Average current and savings account deposits increased from Rs. 1,241.5 billion in fiscal 2014 to Rs. 1,384.3 billion in fiscal 2015. Average borrowings increased from Rs. 1,820.6 billion in fiscal 2014 to Rs. 1,906.3 billion in fiscal 2015 due to an increase in bond borrowings and refinance borrowings, offset, in part, by decrease in call borrowing including repo borrowings. The overseas borrowings of ICICI Bank in rupee terms increased primarily due to the impact of depreciation of the rupee against the U.S. dollar.

Average deposits of ICICI Bank UK increased primarily due to an increase in average term deposits and average savings account deposits. Average borrowings of ICICI Bank UK decreased due to repayment of syndicated loans and repo borrowings, offset, in part, by an increase in inter-bank borrowings and bond borrowings. Average borrowings of ICICI Bank Canada increased primarily on account of an increase in borrowings through securitization of mortgages. However, there was a decrease in average deposits of ICICI Bank Canada due to a decrease in average savings account deposits and average term deposits. ICICI Bank Canada funds its mortgage loan portfolio through securitization borrowings. The non-mortgage loan portfolio of ICICI Bank Canada decreased due to maturity of loans, resulting in lower requirement of deposit funding during fiscal 2015. As a result, deposits of ICICI Bank Canada decreased at year-end fiscal 2015 as compared to year-end fiscal 2014.

See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	73,241	Rs.	83,939	US$	1,347	14.6%
Profit/(loss) on treasury-related activities (net)(1)		31,378		46,694		748	48.8
Profit/(loss) on sale of land, buildings and other assets (net)		1,352		34		1	(97.5)
Premium and other operating income from insurance business		193,319		220,771		3,543	14.2
Miscellaneous income		1,556		1,085		17	(30.3)
Total non-interest income	Rs.	300,846	Rs.	352,523	US$	5,658	17.2%

_______________

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

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

Non-interest income increased by 17.2% from Rs. 300.8 billion in fiscal 2014 to Rs. 352.5 billion in fiscal 2015 primarily due to an increase in premium and other operating income relating to insurance business, profit on treasury-related activities and commission, exchange and brokerage income.

Commission, exchange and brokerage

Commission, exchange and brokerage income primarily includes fees from our banking business as well as fee and brokerage income of our securities broking, asset management and venture capital fund management subsidiaries. The fee income of our banking business primarily includes fees from corporate clients such as loan processing fees, transaction banking fees and structuring fees and fees from retail customers such as loan processing fees, credit card fees and service charges on retail deposit accounts.

Commission, exchange and brokerage income increased by 14.6% from Rs. 73.2 billion in fiscal 2014 to Rs. 83.9 billion in fiscal 2015. Commission, exchange and brokerage income of ICICI Bank increased from Rs. 63.1 billion in fiscal 2014 to Rs. 69.8 billion in fiscal 2015. Further, there was an increase in brokerage income of our securities broking subsidiary and management fees of our asset management subsidiary.

The commission, exchange and brokerage income of ICICI Bank increased primarily due to an increase in credit card fees and other transaction banking fees and commercial banking fees, offset, in part, by a decrease in lending linked fees.

Brokerage income and third party product distribution fees of our securities broking subsidiary increased primarily due to higher business volumes and increased capital market activities. Further, there was an increase in management fees of our asset management subsidiary primarily due to an increase in average assets under management, change in mix in favor of equity mutual funds which earns higher fees and an increase in margins on mutual fund schemes.

Profit/(loss) on treasury-related activities (net)

Profit/(loss) on treasury-related activities includes income from the sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in the fixed income, equity and preference share portfolio, units of venture capital and private equity funds, units of mutual funds and security receipts issued by asset reconstruction companies. It also includes income from foreign exchange transactions, consisting of various foreign exchange and derivatives transactions with clients, including options and swaps. Profit from treasury-related activities increased by 48.8% from Rs. 31.4 billion in fiscal 2014 to Rs. 46.7 billion in fiscal 2015. The increase in income from treasury-related activities in fiscal 2015 was primarily due to higher gains on government securities and other fixed income positions, realized gains/reversal of marked-to market losses on equity portfolio and net exchange gain relating to overseas operations, offset, in part, by decrease in profit on security receipts.

Our profit on the government securities portfolio and other fixed income positions increased from Rs. 5.9 billion in fiscal 2014 to Rs. 16.1 billion in fiscal 2015 primarily due to decrease in yield during fiscal 2015. The yield on 10-year government of India securities decreased from 8.80% at year-end fiscal 2014 to 7.74% at year-end fiscal 2015.

Our profit on the equity portfolio increased from Rs. 2.2 billion in fiscal 2014 to Rs. 3.3 billion in fiscal 2015 primarily due to higher realized gains/reversal of mark-to market losses on the equity portfolio in fiscal 2015 as equity markets improved in fiscal 2015.

At year-end fiscal 2015, the Bank had an outstanding net investment of Rs. 8.4 billion in security receipts issued by asset reconstruction companies in relation to the sale of non-performing assets. Realized/unrealized gain on security receipts decreased from Rs. 2.0 billion in fiscal 2014 to Rs. 0.9 billion in fiscal 2015.

Our income from foreign exchange transactions including transactions with clients and margins on derivatives transactions with clients increased from Rs. 16.3 billion in fiscal 2014 to Rs. 18.5 billion in fiscal 2015. This includes net exchange gain relating to overseas operations which increased from Rs. 2.2 billion in fiscal 2014 to Rs. 6.4 billion in fiscal 2015. The exchange gain arose from repatriation of retained earnings from overseas branches. The above gain was, offset, in part, by lower income from foreign exchange and derivatives transactions in view of the stability in the rupee during fiscal 2015 as compared to the significant volatility witnessed in fiscal 2014, which had resulted in higher forex market volumes in fiscal 2014.

Income relating to our insurance business

Income from our insurance business increased from Rs. 193.3 billion in fiscal 2014 to Rs. 220.8 billion in fiscal 2015, primarily due to an increase in income from our life insurance business, from Rs. 145.5 billion in fiscal 2014 to Rs. 172.8 billion in fiscal 2015. Income from our general insurance business increased marginally from Rs. 47.8 billion in fiscal 2014 to Rs. 48.0 billion in fiscal 2015. Income from our insurance business includes net premium income, fee and commission income, surrender charges and income on foreclosure of policies.

Net premium income of our life insurance subsidiary increased from Rs. 122.7 billion in fiscal 2014 to Rs. 151.5 billion in fiscal 2015. The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company increased by 23.2% from Rs. 124.3 billion in fiscal 2014 to Rs. 153.1 billion in fiscal 2015 primarily due to an increase in retail new business premium. Retail new business premium increased by 37.3% from Rs. 35.9 billion in fiscal 2014 to Rs. 49.3 billion in fiscal 2015. Retail renewal premium increased by 18.1% from Rs. 81.0 billion in fiscal 2014 to Rs. 95.7 billion in fiscal 2015. Group premium increased by 8.1% from Rs. 7.4 billion in fiscal 2014 to Rs. 8.0 billion in fiscal 2015.

Fee and other life insurance related income of our life insurance subsidiary decreased from Rs. 22.8 billion in fiscal 2014 to Rs. 21.3 billion in fiscal 2015 primarily due to decrease in surrender charges, income on foreclosure of policies and policy fees.

The net premium income of our general insurance subsidiary decreased from Rs. 42.2 billion in fiscal 2014 to Rs. 41.0 billion in fiscal 2015 primarily due to the decline in weather and health insurance business. During fiscal 2015, due to pricing challenges in the market, our general insurance subsidiary reduced its business in group and mass health segment and adopted a cautious approach to weather insurance segment.

Commission income of our general insurance subsidiary increased from Rs. 5.6 billion in fiscal 2014 to Rs. 7.0 billion in fiscal 2015, primarily due to an increase in commission on reinsurance ceded in retail health insurance business.

Miscellaneous income

Miscellaneous income decreased from Rs. 1.6 billion in fiscal 2014 to Rs. 1.1 billion in fiscal 2015.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	59,688	Rs.	65,683	US$	1,054	10.0%
Depreciation on own property		6,876		7,632		122	11.0
Auditor’s fees and expenses		210		222		4	5.7
Depreciation on leased assets		317		351		6	10.7
Expenses pertaining to insurance business		162,367		191,640		3,076	18.0
Other administrative expenses		77,206		84,700		1,359	9.7
Total non-interest expenses	Rs.	306,664	Rs.	350,228	US$	5,621	14.2%

Non-interest expense primarily includes expenses relating to our insurance business, payment to and provision for employees and other administrative expenses. Operating expenses increased from Rs. 306.7 billion in fiscal 2014 to Rs. 350.2 billion in fiscal 2015 primarily due to an increase in expenses related to insurance business, payments to and provisions for employees and other administrative expenses.

Payments to and provisions for employees

Employee expenses increased by 10.0% from Rs. 59.7 billion in fiscal 2014 to Rs. 65.7 billion in fiscal 2015. Our employee base, including sales executives, employees on fixed term contracts and interns, decreased from 94,204 at year-end fiscal 2014 to 90,486 at year-end fiscal 2015.

The employee expenses of ICICI Bank increased by 12.6% from Rs. 42.2 billion in fiscal 2014 to Rs. 47.5 billion in fiscal 2015. Employee expenses increased primarily due to annual increments and promotions and a higher provision requirement for retirement benefit obligations due to a decrease in discount rate, which is linked to the yield on government securities. Pension related costs increased from Rs. 1.6 billion in fiscal 2014 to Rs. 3.6 billion in fiscal 2015.

The employee base of ICICI Bank, including sales executives, employees on fixed term contracts and interns, decreased from 72,226 employees at year-end fiscal 2014 to 67,857 employees at year-end fiscal 2015. The reduction in the employee base reflects our focus on productivity, and was primarily due to not fully replacing employee attrition. Our employee base had increased significantly in earlier years. We expect the employee base to increase in fiscal 2016.

The employee expenses of ICICI Securities Limited increased by 21.2% from Rs. 3.3 billion in fiscal 2014 to Rs. 4.0 billion in fiscal 2015 primarily on account of annual increments and provision for performance-linked bonus. Employee expenses of ICICI Lombard General Insurance Company increased by 6.3% from Rs. 3.2 billion in fiscal 2014 to Rs. 3.4 billion in fiscal 2015. Employee expenses of ICICI Prudential Life Insurance Company decreased by 4.2% from Rs. 7.2 billion in fiscal 2014 to Rs. 6.9 billion in fiscal 2015.

Depreciation

Depreciation on owned property increased from Rs. 6.9 billion in fiscal 2014 to Rs. 7.6 billion in fiscal 2015 due to an increase in fixed assets with higher depreciation rates. Depreciation on leased assets increased from Rs. 0.3 billion in fiscal 2014 to Rs. 0.4 billion in fiscal 2015.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance, direct marketing agency expenses and other expenditures. Other administrative expenses increased by 9.7% from Rs. 77.2 billion in fiscal 2014 to Rs. 84.7 billion in fiscal 2015, primarily due to an increase in expenses of ICICI Bank, our asset management subsidiary and our general insurance subsidiary. Other administrative expenses of ICICI Bank increased from Rs. 55.1 billion in fiscal 2014 to Rs. 60.8 billion in fiscal 2015 primarily on account of an increase in the branch and ATM network of the Bank and an increase in retail business volume. The number of branches of ICICI Bank in India increased from 3,753 at year-end fiscal 2014 to 4,050 at year-end fiscal 2015. ICICI Bank also increased its ATM network from 11,315 ATMs at year-end fiscal 2014 to 12,451 ATMs at year-end fiscal 2015. There was an increase in the distribution expenses of our asset management subsidiary in fiscal 2015 compared to fiscal 2014, reflecting the growth in business particularly of equity mutual funds. Further, advertisement expenses and other business support expenses of our general insurance subsidiary increased in fiscal 2015 compared to fiscal 2014.

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). Expenses relating to our insurance business increased by 18.0% from Rs. 162.4 billion in fiscal 2014 to Rs. 191.6 billion in fiscal 2015.

The expenses related to our life insurance subsidiary increased from Rs. 123.5 billion in fiscal 2014 to Rs. 154.6 billion in fiscal 2015. The expenses related to reserves for actuarial liability (including the investible portion of the premium on unit-linked policies) increased from Rs. 110.3 billion in fiscal 2014 to Rs. 143.3 billion in fiscal 2015. Claims and benefit payouts and commission expenses decreased from Rs. 13.2 billion in fiscal 2014 to Rs. 11.3 billion in fiscal 2015.

During fiscal 2015, the reserves for the actuarial liability of the life insurance business (including the investible portion of the premium on unit-linked policies) increased from Rs. 110.3 billion in fiscal 2014 to Rs. 143.3 billion in fiscal 2015, primarily due to an increase in the volume of our unit-linked insurance business. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying fund. The claims and benefit payouts and commission expenses decreased from Rs. 13.2 billion in fiscal 2014 to Rs. 11.3 billion in fiscal 2015, primarily due to a decrease in surrender claims pertaining to group business and lower commission expenses due to a change in product mix from conventional products to linked products. In line with Indian accounting norms for insurance companies, we do not amortize the customer acquisition cost, but account for the expenses as incurred.

The expenses related to our general insurance subsidiary decreased from Rs. 38.9 billion in fiscal 2014 to Rs. 37.0 billion in fiscal 2015. Claims and benefit payouts decreased from Rs. 36.2 billion in fiscal 2014 to Rs. 34.4 billion in fiscal 2015, primarily due to decrease in loss ratio of aviation insurance business, health insurance business and weather insurance business and lower provision on the declined risk pool. The commission expenses decreased marginally from Rs. 2.7 billion in fiscal 2014 to Rs. 2.6 billion in fiscal 2015.

See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and contingencies (excluding tax provisions)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	1,629	Rs.	4,129	US$	66	153.5%
Provision for non-performing and other assets		24,818		36,307		583	46.3
Provision for standard assets		1,592		3,928		63	146.7
Others		964		999		16	3.6
Total provisions and contingencies (excluding tax)	Rs.	29,003	Rs.	45,363	US$	728	56.4%

Provisions are generally made by ICICI Bank on standard, substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided/written off to the extent required by Reserve Bank of India guidelines. For loans and advances of overseas branches, provisions are made as per Reserve Bank of India regulations or host country regulations whichever is higher. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provisions on non-performing retail loans are made at the borrower level in accordance with the provisioning policy of ICICI Bank. The specific provisions on retail loans held by ICICI Bank are higher than the minimum regulatory requirement. Provision on loans and advances restructured/rescheduled is made in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks. In addition to the specific provision on non-performing assets, ICICI Bank maintains a general provision on performing loans and advances at rates prescribed by the Reserve Bank of India. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulatory requirements and the Reserve Bank of India requirement. See also “Business—Loan portfolio—Classification of Loans”.

Provisions and contingencies (excluding provisions for tax) increased by 56.4% from Rs. 29.0 billion in fiscal 2014 to Rs. 45.4 billion in fiscal 2015, primarily due to an increase in provisions for non-performing and restructured assets and increase in provision for investments. The provision for non-performing and restructured assets increased from Rs. 24.8 billion in fiscal 2014 to Rs. 36.3 billion in fiscal 2015 primarily due to higher provisions on commercial loans. During fiscal 2011 and fiscal 2012, our corporate loan portfolio experienced significant growth following an improvement in economic conditions in India. Investments by the Indian corporate sector increased sharply during this period, particularly in the infrastructure sector. The Indian banking sector, including us, pursued lending opportunities in the corporate segment during this period. The Indian economy thereafter experienced challenges and a moderation in growth. During fiscal 2012 to fiscal 2014, interest rates increased following a tightening of monetary policy in response to high inflation. The Indian rupee depreciated sharply against the U.S. dollar following global economic challenges and a deterioration in key external sector parameters for India. The Indian government’s fiscal position declined. The corporate sector experienced a decline in sales and profit growth and also an elongation of working capital cycles and a high level of receivables. Corporate investment activity declined due to concerns over administrative clearances and issues around access to land and natural resources. For example, there were concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies found it difficult to access equity capital markets and leverage levels for several companies and sectors increased. In fiscal 2015, there was an improvement in key macroeconomic trends. Economic growth improved, inflation moderated leading to the Reserve Bank of India reducing the repo rate by 50 basis points. The current account deficit reduced and exchange rates remained stable during the year. The formation of a stable government with a strong electoral mandate in May 2014 led to an improvement in market sentiment. However, the corporate sector continues to experience challenges. The government has announced several reforms during the year, with a focus on strengthening the operating environment for the corporate sector. However, these measures are expected to show results only in the medium term. . See also “- Executive Summary - Business environment - Trends in fiscal 2015”. Due to the continuing challenges in the corporate sector, there has generally been an increase in the non-performing loans (including out of loans restructured in earlier periods) and restructured loans of Indian banks, including us, during fiscal 2015. The provision, net of write-back of excess provisions, on commercial loans increased from Rs. 19.9 billion in fiscal 2014 to Rs. 36.3 billion in fiscal 2015, primarily on account of an increase in additions to non-performing (including classification of standard restructured loans to non-performing loans due to failure of the borrowers to perform as expected) in corporate and small and medium enterprises segments.

The provisions, net of write-back of excess provision, against non-performing consumer loans decreased from a net provision of Rs. 2.5 billion in fiscal 2014 to net reversal of provision by Rs. 0.2 billion in fiscal 2015.

See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets” and “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Restructured Loans”.

ICICI Bank’s provisioning coverage ratio (specific provisions as a percentage of non-performing advances) at year-end fiscal 2015, computed in accordance with the Reserve Bank of India guidelines, was 58.6%.

Provision for investment increased from Rs. 1.6 billion in fiscal 2014 to Rs. 4.1 billion in fiscal 2015 primarily due to higher provision on certain investments in equity and preference shares.

General provision on standard assets increased from Rs. 1.6 billion in fiscal 2014 to Rs. 3.9 billion in fiscal 2015 primarily due to additional general provisioning on borrowers of ICICI Bank with unhedged foreign currency exposure based on the Reserve Bank of India guidelines. ICICI Bank UK made a general provision in fiscal 2015 compared to a write-back of general provision in fiscal 2014. This was, offset, in part, by higher reversal of general provision in ICICI Bank Canada in fiscal 2015 as compared to fiscal 2014. We held a cumulative general provision of Rs. 25.5 billion at year-end fiscal 2015 compared to Rs. 21.4 billion at year-end fiscal 2014.

Provisions, including general provisions on performing assets, as a percentage of gross customer assets were 2.9% at year-end fiscal 2015 compared to 2.5% at year-end fiscal 2014.

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

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of restructured loans.

	At March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)	Rs.	67,307	Rs.	133,448	US$	2,142	98.3%
Add: Loans restructured during the year		69,372		38,965		625	(43.8)
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		7,096		11,207		179	57.9
Less: Loans upgraded to standard category during the year		(876)		(2,149)		(34)	145.4
Less: Loans downgraded to non-performing category during the year		(7,284)		(45,115)		(724)	519.4
Less: Repayments during the year		(2,167)		(5,569)		(89)	157.0
Gross restructured loans	Rs.	133,448	Rs.	130,787	US$	2,099	(2.0)
Provisions for restructured loans		(11,235)		(9,458)		(152)	(15.8)
Net restructured loans	Rs.	122,213	Rs.	121,329	US$	1,947	(0.7)
Average balance of net restructured loans(1)		85,603		124,816		2,003	45.8
Gross customer assets		4,615,808		5,149,278		82,640	11.6
Net customer assets	Rs.	4,523,471	Rs.	5,026,019	US$	80,662	11.1
Gross restructured loans as a percentage of gross customer assets		2.9%		2.5%
Net restructured loans as a percentage of net customer assets		2.7%		2.4%

____________

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

(2)	Based on the Reserve Bank of India guidelines effective fiscal 2013, restructured loans include all loans to a borrower where any of the loan facilities have been restructured.

The corporate sector continued to experience challenges during fiscal 2015. The prolonged economic slowdown and relatively gradual recovery has resulted in continued additions to non-performing and restructured loans as well as an increase in classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms. See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers— Restructured Loans”.

During fiscal 2015, loans amounting to Rs. 50.2 billion (including increase in loans to borrowers restructured in earlier periods) were restructured as compared to Rs. 76.5 billion in fiscal 2014. There were no borrower accounts that were restructured for a second time during fiscal 2015. Classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms increased from Rs. 7.3 billion in fiscal 2014 to Rs. 45.1 billion in fiscal 2015. During fiscal 2015, based on payment performance, the Bank upgraded certain borrower accounts with outstanding loans totaling Rs. 2.1 billion as compared to Rs. 0.9 billion during fiscal 2014. Accordingly, the gross restructured loans decreased by 2.0% from Rs. 133.4 billion at year-end fiscal 2014 to Rs. 130.8 billion at year-end fiscal 2015, while the net restructured loans increased by 0.7% from Rs. 122.2 billion at year-end fiscal 2014 to Rs. 121.3 billion at year-end fiscal 2015. The net restructured loans were 2.4% of net customer assets at year-end fiscal 2015, compared to 2.7% at year-end fiscal 2014. At year-end fiscal 2015, the diminution in fair value of restructured loans (including the provision for funded interest) was Rs. 9.5 billion compared to Rs. 11.2 billion at year-end fiscal 2014.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Opening balance (gross non-performing assets)	Rs.	107,165	Rs.	122,994	US$	1,974	14.8%
Add: New non-performing assets during the year		53,600		90,945		1,459	69.7
Less: Loans upgraded to performing during the year		(4,369)		(5,925)		(95)	35.6
Less: Recoveries (excluding recoveries made from upgraded accounts)		(11,249)		(14,966)		(241)	33.0
Less: Write-offs		(22,153)		(19,178)		(307)	(13.4)
Gross non-performing assets(1)	Rs.	122,994	Rs.	173,870	US$	2,790	41.4
Provisions for non-performing assets(1)		(78,366)		(96,655)		(1,551)	23.3
Net non-performing assets(1)	Rs.	44,628	Rs.	77,215	US$	1,239	73.0
Gross customer assets		4,615,808		5,149,278		82,640	11.6
Net customer assets	Rs.	4,523,471	Rs.	5,026,019	US$	80,662	11.1
Gross non-performing assets as a percentage of gross customer assets		2.7%		3.4%
Net non-performing assets as a percentage of net customer assets		1.0%		1.5%

_____________

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

The prolonged economic slowdown and relatively gradual recovery in fiscal 2015 resulted in continued additions to non-performing and restructured loans as well as increase in classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms. See also “Business – Classification of Loans – Impact of Economic Environment on Commercial and Consumer Loan Borrowers”. See also “—Executive Summary-Business environment-Trends in fiscal 2015”. Gross additions to non-performing assets increased from Rs. 53.6 billion in fiscal 2014 to Rs. 90.9 billion in fiscal 2015 primarily due to increase in classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms from Rs. 7.3 billion in fiscal 2014 to Rs. 45.1 billion in fiscal 2015. During fiscal 2015, we upgraded non-performing assets amounting to Rs. 5.9 billion and made recoveries against non-performing assets amounting to Rs. 15.0 billion. During fiscal 2015, loans amounting to Rs. 19.2 billion were written-off as compared to Rs. 22.2 billion in fiscal 2014. As a result, gross non-

performing assets increased from Rs. 123.0 billion at year-end fiscal 2014 to Rs. 173.9 billion at year-end fiscal 2015.

Gross additions to non-performing commercial loans increased from Rs. 40.8 billion in fiscal 2014 to Rs. 77.9 billion in fiscal 2015 due to higher additions to non-performing loans in the corporate and small & medium enterprise loan portfolio, including classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms. Gross additions to non-performing consumer loans increased marginally from Rs. 12.8 billion in fiscal 2014 to Rs. 13.0 billion during fiscal 2015. See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets”.

In fiscal 2015, the Bank sold fourteen commercial loans with aggregate book value (net of provision) of Rs. 3.3 billion to an asset reconstruction company. In fiscal 2014, the Bank sold two commercial loans with aggregate book value (net of provision) of Rs. 1.5 billion to an asset reconstruction company. See also “Business—Classification of Loans—Non-Performing Asset Strategy”.

As a percentage of net customer assets, net non-performing assets were 1.5% at year-end fiscal 2015, compared to 1.0% at year-end fiscal 2014.

Tax Expense

Income tax expense increased by 17.1% from Rs. 46.1 billion in fiscal 2014 to Rs. 54.0 billion in fiscal 2015 due to an increase in profit before tax and increase in the effective tax rate. The effective tax rate increased from 28.3% in fiscal 2014 to 29.4% in fiscal 2015.

Income tax expense of our general insurance subsidiary increased from Rs. 0.1 billion in fiscal 2014 to Rs. 1.6 billion in fiscal 2015. The lower tax expense in fiscal 2014 were primarily due to tax benefit on carried forward business losses of earlier years, which were adjusted with the profit for fiscal 2014 for tax purposes. As per Indian GAAP accounting guidelines, deferred tax was not created on such carried forward business losses in earlier years, resulting in lower effective tax rate for our general insurance subsidiary during fiscal 2014. In fiscal 2015, the general insurance subsidiary did not have the benefit of carried forward business losses, resulting in higher tax expenses.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	482,582	Rs.	476,372	US$	7,645	(1.3)%
Investments		2,676,094		3,027,616		48,590	13.1
Advances (net of provisions)		3,873,418		4,384,901		70,372	13.2
Fixed assets		55,068		58,712		942	6.6
Other assets		390,462		313,191		5,026	(19.8)
Total assets	Rs.	7,477,624	Rs.	8,260,792	US$	132,575	10.5%

Our total assets increased by 10.5% from Rs. 7,477.6 billion at year-end fiscal 2014 to Rs. 8,260.8 billion at year-end fiscal 2015 primarily due to an increase in net advances and investments, offset, in part, by decrease in other assets. Net advances increased by 13.2% from Rs. 3,873.4 billion at year-end fiscal 2014 to Rs. 4,384.9 billion at year-end fiscal 2015. Investments increased by 13.1% from Rs. 2,676.1 billion at year-end fiscal 2014 to Rs. 3,027.6 billion at year-end fiscal 2015.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents decreased from Rs. 482.6 billion at year-end fiscal 2014 to Rs. 476.4 billion at year-end fiscal 2015 primarily due to a decrease in money at call and short notice, offset, in part, by an increase in the balances with the Reserve Bank of India and balances with banks outside India.

Investments

Total investments increased by 13.1% from Rs. 2,676.1 billion at year-end fiscal 2014 to Rs. 3,027.6 billion at year-end fiscal 2015. Investments of ICICI Bank increased from Rs. 1,770.2 billion at year-end fiscal 2014 to Rs. 1,865.8 billion at year-end fiscal 2015 primarily due to an increase in investments in government securities, Rural Infrastructure Development Fund and in other related investments in lieu of a shortfall in meeting directed lending requirements and investment in commercial paper. This was offset, in part, by a decrease in investments in certificates of deposits and bonds and debentures. The investment of ICICI Bank in government securities increased from Rs. 958.9 billion in fiscal 2014 to Rs. 1,073.9 billion in fiscal 2015.

Investments of ICICI Prudential Life Insurance Company increased from Rs. 790.9 billion at year-end fiscal 2014 to Rs. 984.3 billion at year-end fiscal 2015. Investments held to cover linked liabilities increased from Rs. 603.1 billion at year-end fiscal 2014 to Rs. 747.8 billion at year-end fiscal 2015. The investments, other than held to cover linked liabilities, increased from Rs. 187.8 billion at year-end fiscal 2014 to Rs. 236.5 billion at year-end fiscal 2015 primarily on account of an increase in investment in government securities, equity shares and corporate bonds and debentures, offset, in part, by decrease in investment in mutual funds and certificates of deposits.

Investments of ICICI Securities Primary Dealership Limited increased from Rs. 90.9 billion at year-end fiscal 2014 to Rs. 129.0 billion in fiscal 2015 primarily on account of increase in investment in government securities and corporate bonds.

Investments of ICICI Lombard General Insurance Company increased from Rs. 87.5 billion at year-end fiscal 2014 to Rs. 98.2 billion in fiscal 2015 primarily on account of increase in investment in equity shares, and government securities, offset, in part, by decrease in investment in certificates of deposits.

Our total investment in government securities in India of Rs. 1,334.2 billion at year-end fiscal 2015, compared to Rs. 1,147.5 billion at year-end fiscal 2014.

ICICI Bank Canada’s investment portfolio increased by 4.3% from Rs. 28.0 billion at year-end fiscal 2014 to Rs. 29.2 billion at year-end fiscal 2015. Investments of ICICI Bank UK increased by 4.0% from Rs. 29.9 billion at year-end fiscal 2014 to Rs. 31.1 billion at year-end fiscal 2015.

At year-end fiscal 2015, the Bank had an outstanding net investment of Rs. 8.4 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets, compared to Rs. 8.8 billion at year-end fiscal 2014. See also “Business—Overview of Our Products and Services—Treasury”.

Advances

Net advances increased by 13.2% from Rs. 3,873.4 billion at year-end fiscal 2014 to Rs. 4,384.9 billion at year-end fiscal 2015 primarily due to an increase in retail and corporate advances.

Net retail advances of ICICI Bank increased by 24.6% from Rs. 1,320.1 billion at year-end fiscal 2014 to Rs. 1,644.4 billion at year-end fiscal 2015 primarily due to an increase in home loans and automobile loans portfolio. Net advances of the overseas branches of ICICI Bank marginally increased in U.S. dollar terms from US$ 15.0 billion at year-end fiscal 2014 to US$ 15.1 billion at year-end fiscal 2015. However, due to exchange rate movements, the net advances of overseas branches, in rupee terms, increased by 4.9% from Rs. 897.0 billion at year-end fiscal 2014 to Rs. 941.2 billion at year-end fiscal 2015. The rupee depreciated from Rs. 59.92 per USD at year-end fiscal 2014 to Rs. 62.50 per USD at year-end fiscal 2015. Net advances of ICICI Home Finance Company increased by 16.1% from Rs. 65.6 billion at year-end fiscal 2014 to Rs. 76.2 billion at year-end fiscal 2015 primarily due to an increase in retail loans.

Loans of ICICI Bank UK increased from Rs. 166.2 billion at year-end fiscal 2014 to Rs. 189.7 billion at fiscal 2015 primarily due to an increase in the corporate loan book and depreciation of rupee against dollar offset, in part, by a reduction in the foreign currency convertible bond portfolio due to maturities.

Loans of ICICI Bank Canada decreased from Rs. 260.3 billion at year-end fiscal 2014 to Rs. 254.2 billion at fiscal 2015 primarily due to depreciation of Canadian dollar against the Rupee. However, in terms of Canadian dollar, the loan portfolio of ICICI Bank Canada increased from CAD 4.8 billion at year-end fiscal 2014 to CAD

5.2 billion at year-end fiscal 2015 due to increase in the securitized insured mortgage portfolio, offset, in part, by a decrease in the corporate loan portfolio.

See also “Business – Loan Portfolio”.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased by 6.6% from Rs. 55.1 billion at year-end fiscal 2014 to Rs. 58.7 billion at year-end fiscal 2015. Other assets decreased by 19.8% from Rs. 390.5 billion at year-end fiscal 2014 to Rs. 313.2 billion at year-end fiscal 2015 primarily due to decrease in mark-to-market amount and receivables on foreign exchange and derivative transactions and trade receivables pending settlement.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Deposits	Rs.	3,595,127	Rs.	3,859,552	US$	61,941	7.4%
Borrowings(1)		1,835,421		2,112,520		33,903	15.1
Other liabilities(2)		1,262,670		1,416,616		22,735	12.2
Minority interest		20,108		25,058		402	24.6
Total liabilities		6,713,326		7,413,746		118,981	10.4
Equity share capital		11,550		11,597		186	0.4
Reserves and surplus(3)		752,748		835,449		13,408	11.0
Total liabilities (including capital and reserves)	Rs.	7,477,624	Rs.	8,260,792	US$	132,576	10.5%

____________

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

(2)	Includes proposed dividend (including corporate dividend tax) of Rs. 32.7 billion for fiscal 2015 (fiscal 2014: Rs. 29.6 billion).

(3)	Includes employees stock options outstanding.

Our total liabilities (including capital and reserves) increased by 10.5% from Rs. 7,477.6 billion at year-end fiscal 2014 to Rs. 8,260.8 billion at year-end fiscal 2015, primarily due to an increase in deposits and borrowings.

Deposits

Deposits increased by 7.4% from Rs. 3,595.1 billion at year-end fiscal 2014 to Rs. 3,859.6 billion at year-end fiscal 2015. Deposits of ICICI Bank increased from Rs. 3,319.1 billion at year-end fiscal 2014 to Rs. 3,615.6 billion at year-end fiscal 2015. Term deposits of ICICI Bank increased from Rs. 1,895.4 billion at year-end fiscal 2014 to Rs. 1,971.8 billion at year-end fiscal 2015. Savings account deposits increased by 15.9% from Rs. 991.3 billion at year-end fiscal 2014 to Rs. 1,148.6 billion at year-end fiscal 2015 and current account deposits increased by 14.5% from Rs. 432.5 billion at year-end fiscal 2014 to Rs. 495.2 billion at year-end fiscal 2015. The current and savings account deposits of ICICI Bank increased from Rs. 1,423.8 billion at year-end fiscal 2014 to Rs. 1,643.8 billion at year-end fiscal 2015. Deposits of overseas branches, in dollar terms, decreased from US$ 2.6 billion at March 31, 2014 to US$ 1.8 billion at March 31, 2015 and, in rupee terms, decreased by 28.6% from Rs. 157.6 billion at year-end fiscal 2014 to Rs. 112.5 billion at year-end fiscal 2015 due to maturity of deposits. We did not replace these deposits, due to slower loan growth and surplus liquidity available at overseas branches.

The deposits of ICICI Bank Canada decreased from Rs. 132.1 billion at year-end fiscal 2014 to Rs. 109.3 billion at year-end fiscal 2015, primarily due to a decrease in term deposits from Rs. 96.2 billion at year-end fiscal 2014 to Rs. 78.9 billion at year-end fiscal 2015 and decrease in savings account deposits from Rs. 31.8 billion at year-end fiscal 2014 to Rs. 25.9 billion at year-end fiscal 2015. ICICI Bank Canada funds its mortgage loan portfolio through securitization borrowings. Corporate loan portfolio of ICICI Bank Canada decreased due to maturity of loans, resulting in lower requirement of deposits during fiscal 2015. As a result, deposits of ICICI Bank Canada decreased at year-end fiscal 2015 as compared to year-end fiscal 2014.

Deposits of ICICI Bank UK decreased from Rs. 151.8 billion at year-end fiscal 2014 to Rs. 142.8 billion at year-end fiscal 2015, primarily due to decrease in savings account deposits and term deposits.

Our total term deposits increased from Rs. 2,073.2 billion at year-end fiscal 2014 to Rs. 2,133.9 billion at year-end fiscal 2015, while savings deposits increased from Rs. 1,078.3 billion at year-end fiscal 2014 to Rs. 1,221.1 billion at year-end fiscal 2015. Total deposits at year-end fiscal 2015 formed 64.6% of our funding (i.e., deposits and borrowings, including subordinated debt and redeemable non-cumulative preference shares). See also “Business—Funding”.

Borrowings

Borrowings (including redeemable non-cumulative preference shares and subordinated debt) increased by 15.1% from Rs. 1,835.4 billion at year-end fiscal 2014 to Rs. 2,112.5 billion at year-end fiscal 2015. Borrowings of ICICI Bank increased from Rs. 1,547.6 billion at year-end fiscal 2014 to Rs. 1,724.2 billion at year-end fiscal 2015, primarily due to increase in bond borrowing including long-term bonds (for financing infrastructure projects and low-cost housing) and foreign currency bond borrowings, refinance borrowings, term borrowings and borrowings from Reserve Bank of India under the liquidity adjustment facility, offset, in part, by a decrease in call money borrowed and commercial paper borrowings. The increase in overseas borrowings also reflects rupee depreciation during fiscal 2015.

Further, borrowings of ICICI Securities Primary Dealership increased from Rs. 86.7 billion at year-end fiscal 2014 to Rs. 131.3 billion at year-end fiscal 2015 primarily due to increase in repo borrowings and borrowings from Reserve Bank of India. Borrowings of ICICI Bank Canada increased from Rs. 113.3 billion at year-end fiscal 2014 to Rs. 133.8 billion at year-end fiscal 2015, primarily due to an increase in borrowings through securitization of mortgages. Borrowings of ICICI Bank UK decreased marginally from Rs. 72.2 billion at year-end fiscal 2014 to Rs. 71.5 billion at year-end fiscal 2015. See also “Business—Funding”.

Other liabilities

Other liabilities primarily consist of liabilities on insurance policies in force, pertaining to our insurance subsidiaries, and proposed dividend including corporate dividend tax. Other liabilities increased by 12.2% from Rs. 1,262.7 billion at year-end fiscal 2014 to Rs. 1,416.6 billion at year-end fiscal 2015 primarily due to an increase in liabilities on policies in force of our life insurance business from Rs. 749.3 billion at year-end fiscal 2014 to Rs. 936.2 billion at year-end fiscal 2015. The increase in liabilities on insurance policies in force was primarily due to increase in linked liabilities due to improved market conditions in fiscal 2015.

Other liabilities include proposed dividends (including corporate dividend tax) of Rs. 32.7 billion for fiscal 2015 compared to Rs. 29.6 billion in fiscal 2014. In India, dividends declared for a fiscal year are normally paid in the following year. We declared a dividend of Rs. 4.60 per equity share for fiscal 2014, which were paid in fiscal 2015. We declared a dividend of Rs. 5.00 per equity share for fiscal 2015, which has been paid in fiscal 2016.

Equity share capital and reserves

Stockholders’ equity increased from Rs. 764.3 billion at year-end fiscal 2014 to Rs. 847.0 billion at year-end fiscal 2015 primarily due to the annual accretion to reserves out of profit, offset, in part, by reduction of reserves due to dividend proposed by the Bank for fiscal 2015 and provisions made through reserves with the prior approval of the Reserve Bank of India on outstanding funded interest term loans pertaining to loans restructured prior to 2008. In 2008, the Reserve Bank of India issued guidelines on debt restructuring, which required banks to fully provide for interest income on restructured loans, which is funded by a funded interest term loan that is repaid based on a contracted maturity schedule. ICICI Bank has been providing fully for any interest income which is funded through a funded interest term loan for accounts restructured subsequent to the issuance of the guideline. However, in fiscal 2015, the Reserve Bank of India required similar treatment for funded interest term loans pertaining to loans restructured prior to the 2008 guidelines which are yet to be re-paid. Since this item related to prior years, ICICI Bank with the approval of the Reserve Bank of India fully provided for outstanding funded interest term loans by debiting it reserves by Rs. 9.3 billion in fiscal 2015. See also “Consolidated Financial Statements- Schedules- Schedule 18-Notes forming part of the accounts- 14. Provision on Funded Interest Term Loan”.

Fiscal 2014 to Fiscal 2013

Summary

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

Economic trends during fiscal 2014 continued to remain weak. Against initial expectations of a moderate recovery in fiscal 2014, growth in gross domestic product remained at 4.7% compared to 4.5% in fiscal 2013, with industrial growth further moderating to 0.4% in fiscal 2014 compared to 1.0% in fiscal 2013. In addition, given higher than expected inflation levels in the second half of fiscal 2014, the Reserve Bank of India increased the repo rate by 50 basis points during the year, as against initial expectations of a reduction in interest rates in fiscal 2014. Further, financial markets remained volatile, particularly in the first half of fiscal 2014, driven by a sharp depreciation in the exchange rate and consequent measures taken by the Reserve Bank of India to address the same. Due to these and other factors, there has generally been an increase in the non-performing and restructured loans of Indian banks, including us. Net non-performing assets increased by 53.1% from Rs. 29.1 billion at year-end fiscal 2013 to Rs. 44.6 billion at year-end fiscal 2014 primarily due to higher additions to non-performing assets in our corporate and small and medium enterprise loan portfolio. Net restructured assets increased from Rs. 62.0 billion at year-end fiscal 2013 to Rs. 117.1 billion at year-end fiscal 2014 primarily due to restructuring of loans to companies including small and medium enterprises.

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

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Interest income(1)	Rs.	448,846	Rs.	494,792	US$	7,941	10.2%
Interest expense		(282,854)		(297,106)		4,768	5.0
Net interest income	Rs.	165,992	Rs.	197,686	US$	3,173	19.1%

_____________

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

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

The yield on the rupee portfolio remained at a similar level of 9.95% in fiscal 2013 and fiscal 2014.

•	The yield on rupee advances increased from 12.03% in fiscal 2013 to 12.19% in fiscal 2014. The Bank increased its Base Rate from 9.75% to 10.00% with effect from August 23, 2013. See also “Business—Loan portfolio—Loan pricing”.

•	The yield on interest-earning rupee investments decreased from 7.96% in fiscal 2013 to 7.71% in fiscal 2014, primarily due to a decrease in yield on investments other than statutory liquidity ratio investments. The yield on investments other than statutory liquidity ratio investments decreased primarily on account of decrease in yield on pass through certificates, the maturity of high yielding bonds and debentures and an increase in investment in lower yielding Rural Infrastructure Development Fund and other related investments. The above decrease was offset, in part, by an increase in yield from mutual funds and statutory liquidity ratio investments.

•	The yield on other interest-earning rupee assets decreased from 3.14% in fiscal 2013 to 1.94% in fiscal 2014 primarily due to maturity of higher yielding deposits with banks.

•	Interest on income tax refunds decreased from Rs. 2.7 billion in fiscal 2013 to Rs. 2.0 billion in fiscal 2014. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

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

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	62,767	Rs.	73,241	US$	1,175	16.7%
Profit/(loss) on treasury-related activities (net)(1)		23,994		31,378		502	30.8
Profit/(loss) on sale of land, buildings and other assets (net)		339		1,352		22	..
Premium and other operating income from insurance business		203,944		193,319		3,103	(5.2)
Miscellaneous income		2,154		1,556		25	(27.7)
Total non-interest income	Rs.	293,198	Rs.	300,846	US$	4,827	2.6%

____________

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

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

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	56,291	Rs.	59,688	US$	958	6.0%
Depreciation on own property		5,926		6,876		110	16.0
Auditor’s fees and expenses		167		210		3	25.6
Depreciation on leased assets		328		317		5	(3.4)
Expenses pertaining to insurance business		173,517		162,367		2,606	(6.4)
Other administrative expenses		65,841		77,206		1,240	17.3
Total non-interest expenses	Rs.	302,070	Rs.	306,664	US$	4,922	1.5%

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

See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and contingencies (excluding tax provisions)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	1,718	Rs.	1,629	US$	26	(5.2)%
Provision for non-performing and other assets		15,514		24,818		398	60.0
Provision for standard assets		1,350		1,592		26	17.9
Others		2,370		964		15	(59.3)
Total provisions and contingencies (excluding tax)	Rs.	20,952	Rs.	29,003	US$	465	38.4%

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

Provisions and contingencies (excluding provisions for tax) increased by 38.4% from Rs. 21.0 billion in fiscal 2013 to Rs. 29.0 billion in fiscal 2014, primarily due to an increase in provisions for non-performing and restructured assets. The provision for non-performing and restructured assets increased from Rs. 15.5 billion in fiscal 2013 to Rs. 24.8 billion in fiscal 2014. Since fiscal 2012, the Indian economy experienced a moderation in growth. Interest rates in the economy rose following tightening of monetary policy in response to high inflation. The corporate sector experienced a decline in sales and profit growth, and also experienced elongation of working capital cycles and a high level of receivables. The Indian rupee depreciated significantly vis-a-vis the U.S. dollar during this period. Further, corporate investment activity was impacted by concerns over administrative clearances and issues around access to land and natural resources. For example, there have been concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies found it difficult to access equity capital markets and several companies and sectors have relatively high leverage. These trends and concerns persisted during fiscal 2014. Against initial expectations of a moderate recovery in fiscal 2014, growth in gross domestic product remained at 4.7% compared to 4.5% in fiscal 2013, with industrial growth further moderating to 0.4% in fiscal 2014 compared to 1.0% in fiscal 2013. In addition, given higher than expected inflation levels in the second half of fiscal 2014, the Reserve Bank of India increased the repo rate by 50 basis points during the year, as against initial expectations of a reduction in interest rates in fiscal 2014. Further, financial markets remained volatile, particularly in the first half of fiscal 2014, driven by a sharp depreciation in the exchange rate and consequent measures taken by the Reserve Bank of India to address the same. Due to these and other factors, there has generally been an increase in the non-performing and restructured loans of Indian banks, including us. The provision, net of write-back of excess provisions, on commercial loans increased from Rs. 14.4 billion in fiscal 2013 to Rs. 19.9 billion in fiscal 2014, primarily on account of an increase in additions to non-performing and restructured loans in the small and medium enterprises and corporate loan portfolio.

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

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of restructured loans.

	At March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)	Rs.	52,717	Rs.	67,307	US$	1,080	27.7%
Add: Loans restructured during the year		24,887		69,372		1,113	178.7
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		2,756		7,096		114	157.5
Less: Loans upgraded to standard category during the year		(2,609)		(876)		(14)	(66.4)
Less: Loans downgraded to non-performing category during the year		(4,491)		(7,284)		(117)	62.2
Less: Repayments during the year		(5,953)		(2,167)		(35)	(63.6)
Gross restructured loans	Rs.	67,307	Rs.	133,448	US$	2,141	98.3
Provisions for restructured loans		(5,294)		(11,235)		(180)	112.2
Net restructured loans	Rs.	62,013	Rs.	122,213	US$	1,961	97.1
Average balance of net restructured loans(1)		51,709		85,603		1,374	65.5
Gross customer assets		4,001,517		4,615,808		74,078	15.4%
Net customer assets	Rs.	3,914,869	Rs.	4,523,471	US$	72,596	15.5
Gross restructured loans as a percentage of gross customer assets		1.7%		2.9%
Net restructured loans as a percentage of net customer assets		1.6%		2.7%

____________

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

(2)	Based on the Reserve Bank of India guidelines effective fiscal 2013, restructured loans include all loans to a borrower where any of the loan facilities have been restructured.

Since fiscal 2012, the Indian economy experienced a moderation in growth. Interest rates in the economy rose following tightening of monetary policy in response to high inflation. The corporate sector experienced a decline in sales and profit growth, and also experienced elongation of working capital cycles and a high level of receivables. The Indian rupee depreciated significantly vis-a-vis the U.S. dollar during this period. Further, corporate investment activity was impacted by concerns over administrative clearances and issues around access to land and natural resources. For example, there have been concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies found it difficult to access equity capital markets and several companies and sectors have relatively high leverage. These trends and concerns persisted during fiscal 2014. Against initial expectations of a moderate recovery in fiscal 2014, growth in gross domestic product remained at 4.7% compared to 4.5% in fiscal 2013, with industrial growth further moderating to 0.4% in fiscal 2014 compared to 1.0% in fiscal 2013. In addition, given higher than expected inflation levels in the second half of fiscal 2014, the Reserve Bank of India increased the repo rate by 50 basis points during the year, as against initial expectations of a reduction in interest rates in fiscal 2014. Further, financial markets remained volatile, particularly in the first half of fiscal 2014, driven by a sharp depreciation in the exchange rate and consequent measures taken by the Reserve Bank of India to address the same. Due to these and other factors, there has generally been an increase in the non-performing and restructured loans of Indian banks, including us.

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

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Gross non-performing assets(1)	Rs.	107,165	Rs.	122,994	US$	1,974	14.8%
Provisions for non-performing assets(1)		(78,016)		(78,366)		1,258	0.4
Net non-performing assets(1)	Rs.	29,149	Rs.	44,628	US$	716	53.1%
Gross customer assets	Rs.	4,001,517	Rs.	4,615,808	US$	74,078	15.4%
Net customer assets		3,914,869		4,523,471		72,596	15.5
Gross non-performing assets as a percentage of gross customer assets		2.7%		2.7%
Net non-performing assets as a percentage of net customer assets		0.7%		1.0%

____________

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

Since fiscal 2012, the Indian economy experienced a moderation in growth. Interest rates in the economy rose following tightening of monetary policy in response to high inflation. The corporate sector experienced a decline in sales and profit growth, and also experienced elongation of working capital cycles and a high level of receivables. The Indian rupee depreciated significantly vis-a-vis the U.S. dollar during this period. Further, corporate investment activity was impacted by concerns over administrative clearances and issues around access to land and natural resources. For example, there have been concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies found it difficult to access equity capital markets and several companies and sectors have relatively high leverage. These trends and concerns persisted during fiscal 2014. Against initial expectations of a moderate recovery in fiscal 2014, growth in gross domestic product remained at 4.7% compared to 4.5% in fiscal 2013, with industrial growth further moderating to 0.4% in fiscal 2014 compared to 1.0% in fiscal 2013. In addition, given higher than expected inflation levels in the second half of fiscal 2014, the Reserve Bank of India increased the repo rate by 50 basis points during the year, as against initial expectations of a reduction in interest rates in fiscal 2014. Further, financial markets remained volatile, particularly in the first half of fiscal 2014, driven by a sharp depreciation in the exchange rate and consequent measures taken by the Reserve Bank of India to address the same. Due to these and other factors, there has generally been an increase in the non-performing and restructured loans of Indian banks, including us. Gross additions to non-performing assets in fiscal 2014 were higher at Rs. 53.6 billion as compared to Rs. 38.9 billion in fiscal 2013 primarily due to increase in commercial loans. During fiscal 2014, we upgraded non-performing assets amounting to Rs. 4.4 billion and made recoveries against non-performing assets amounting to Rs. 11.2 billion. During fiscal 2014, loans amounting to Rs. 22.2 billion were written-off as compared to Rs. 18.1 billion in fiscal 2013. As a result, gross non-performing assets increased from Rs. 107.2 billion at year-end fiscal 2013 to Rs. 123.0 billion at year-end fiscal 2014.

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

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	493,709	Rs.	482,582	US$	7,745	(2.3)%
Investments		2,556,667		2,676,094		42,948	4.7
Advances (net of provisions)		3,299,741		3,873,418		62,164	17.4
Fixed assets		54,735		55,068		884	0.6
Other assets		344,978		390,462		6,266	13.2
Total assets	Rs.	6,749,830	Rs.	7,477,624	US$	120,007	10.8%

Our total assets increased by 10.8% from Rs. 6,749.8 billion at year-end fiscal 2013 to Rs. 7,477.6 billion at year-end fiscal 2014 primarily due to an increase in net advances and investments. Net advances increased by 17.4% from Rs. 3,299.7 billion at year-end fiscal 2013 to Rs. 3,873.4 billion at year-end fiscal 2014.

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

Net advances of overseas banking subsidiaries increased in U.S. dollar terms by 10.8% from US$ 6.5 billion at year-end fiscal 2013 to US$ 7.2 billion at year-end fiscal 2014. However, due to exchange rate movements, the net advances increased by 22.7% from Rs. 351.7 billion at year-end fiscal 2013 to Rs. 431.7 billion at year-end fiscal 2014. Advances of ICICI Bank Canada increased primarily due to the transfer of certain corporate bonds, with a fair value of CAD 532 million (Rs. 28.9 billion) (amortized cost of CAD 521 million (Rs. 28.3 billion), from the available-for-sale category to loans and receivables during fiscal 2014 and an increase in the insured mortgages portfolio offset, in part, by a decrease in the corporate loan portfolio. Advances of ICICI Bank UK increased primarily due to an increase in corporate loan portfolio and loan against foreign currency non-resident (bank) deposits, offset, in part, by a reduction on account of maturities and redemptions. See also “Business – Loan Portfolio”.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased marginally by 0.6% from Rs. 54.7 billion at year-end fiscal 2013 to Rs. 55.1 billion at year-end fiscal 2014. Other assets increased by 13.2% from Rs. 345.0 billion at year-end fiscal 2013 to Rs. 390.5 billion at year-end fiscal 2014.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Deposits	Rs.	3,147,705	Rs.	3,595,127	US$	57,697	14.2%
Borrowings(1)		1,728,882		1,835,421		29,456	6.2
Other liabilities(2)		1,168,561		1,262,670		20,264	8.1
Minority interest		17,058		20,108		323	17.9
Total liabilities		6,062,206		6,713,326		107,741	10.7
Equity share capital		11,536		11,550		185	0.1
Reserves and surplus(3)		676,088		752,748		12,081	11.3
Total liabilities (including capital and reserves)	Rs.	6,749,830	Rs.	7,477,624	US$	120,006	10.8%

____________

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

(2)	Includes proposed dividend (including corporate dividend tax) of Rs. 29.6 billion for fiscal 2014 (fiscal 2013: Rs. 26.4 billion).

(3)	Includes employees stock options outstanding.

Our total liabilities (including capital and reserves) increased by 10.8% from Rs. 6,749.8 billion at year-end fiscal 2013 to Rs. 7,477.6 billion at year-end fiscal 2014, primarily due to an increase in deposits and borrowings.

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

Other liabilities

Other liabilities primarily consist of liabilities on insurance policies in force, pertaining to our insurance subsidiaries, and proposed dividend including corporate dividend tax. Other liabilities increased by 8.1% from Rs. 1,168.6 billion at year-end fiscal 2013 to Rs. 1,262.7 billion at year-end fiscal 2014 primarily due to an increase in liabilities on policies in force of our life insurance business from Rs. 689.1 billion at year-end fiscal 2013 to Rs. 749.3 billion at year-end fiscal 2014. The increase in liabilities on insurance policies in force was primarily due to increase in linked policy liabilities due to higher equity valuations and an increase in non-linked business resulting in higher reserving requirement in fiscal 2014.

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

The following table sets forth, at the dates indicated, the notional amount of foreign exchange and interest rate derivatives contracts.

	Notional principal amounts								Balance sheet fair value(1)
	At March 31,								At March 31,
	2013		2014		2015		2015		2013		2014		2015		2015
	(in millions)
Interest rate products:
Swap agreements	Rs.	3,416,506	Rs.	3,476,714	Rs.	4,361,764	US$	70,001	Rs.	26,282	Rs.	14,544	Rs.	15,838	US$	254
Others		95,195		102,529		116,734		1,873		30		(38)		280		5
Total interest rate products	Rs.	3,511,701	Rs.	3,579,243	Rs.	4,478,498	US$	71,874	Rs.	26,313	Rs.	14,506	Rs.	16,118	US$	259
Foreign exchange products:
Forward contracts	Rs.	2,838,268	Rs.	2,839,616	Rs.	3,035,674	US$	48,719	Rs.	1,657	Rs.	2,417	Rs.	(7,599)	US$	(122)
Swap agreements		637,317		616,816		534,420		8,577		6,881		8,532		(340)		(5)
Others		404,839		450,440		535,252		8,590		(6,422)		(9,223)		(2,013)		(33)
Total foreign exchange products	Rs.	3,880,424	Rs.	3,906,872	Rs.	4,105,346	US$	65,886	Rs.	2,116	Rs.	1,726	Rs.	(9,951)	US$	(160)

______________

(1)	Denotes the net mark-to-market impact of the derivatives and foreign exchange products on the reporting date.

The notional principal amount of interest rate products increased from Rs. 3,579.2 billion at year-end fiscal 2014 to Rs. 4,478.5 billion at year-end fiscal 2015. The notional principal amount of foreign exchange products increased from Rs. 3,906.9 billion at year-end fiscal 2014 to Rs. 4,105.3 billion at year-end fiscal 2015. The credit exposure on interest rate derivatives decreased from Rs. 79.9 billion at year-end fiscal 2014 to Rs. 76.9 billion at year-end fiscal 2015. The credit exposure on foreign exchange derivatives decreased from Rs. 243.1 billion at year-end fiscal 2014 to Rs. 202.3 billion at year-end fiscal 2015.

An interest rate swap does not entail the exchange of notional principal, and the cash flow arises because of the difference between the interest rate pay and receive portions of the swap, which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making, which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in the generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counterparty, the net market risk of the two transactions will be zero whereas the notional principal amount of the portfolio will be the sum of both transactions. We had no funded credit derivatives instruments and non-funded credit derivatives instruments at year-end fiscal 2015 and year-end fiscal 2014.

Securitization

We primarily securitize retail and corporate loans through securitization transactions involving special purpose entities, usually constituted as trusts. Post securitization of the loans, we generally continue to maintain customer account relationships and service loans transferred to the securitization trusts and act as the servicing agent. The securitization transactions can be either with or without credit enhancement. In accordance with the Reserve Bank of India guidelines for securitization of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitization immediately at the time of sale, and the profit/premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In accordance with the Reserve Bank of India guidelines for securitization of standard assets, with effect from May 7, 2012, the Bank accounts for any loss arising from securitization immediately at the time of sale and the profit/premium arising from securitization is amortized over the life of the transaction based on the method prescribed by the Reserve Bank of India guidelines.

The Bank acts in different capacities and under different contracts for a consideration including as originator, liquidity facility provider, servicing agent credit enhancement provider, underwriter, senior contributor etc.

In a securitization transaction, the excess interest spreads from the underlying assets in securitization transactions are generally subordinated to provide credit enhancement. In addition to the subordination of excess interest spreads, the Bank in a separate capacity provides external credit enhancement facilities to mitigate cash flow shortfalls that may arise from the underlying asset delinquencies. These facilities include first loss credit enhancement representing the first or primary level of protection provided to bring the ratings accorded to the beneficial interests of senior contributors to investment grade. The Bank also provides second loss credit enhancement representing a subsequent level of protection provided to protect the beneficiaries against further cash flow shortfalls. The Bank has provided credit enhancement (first loss and second loss enhancement) on the securitised pools originated by the Bank and guarantees (second loss enhancement) provided to the pools originated by a third party.

With respect to the securitised pools originated by the Bank,the first loss and second loss credit enhancements are provided either in the form of undertakings or cash collateral in a current account operated by the trust.

The total outstanding first loss credit enhancements at year-end fiscal 2015 were Rs. 2.3 billion and second loss credit enhancements were Rs. 2.2 billion for securitised pools originated by the Bank. With respect to the second loss guarantees provided to the third party originated pools, the outstanding at fiscal 2015 was Rs. 5.5 billion. The Bank, in a separate capacity, provides liquidity facility to help smoothen the timing differences faced by the special purpose vehicles between the receipt of cash flows from the underlying assets and the payments to be made to the investors. The liquidity facility enjoys a priority of claim over the future cash flows from the underlying assets, which is even senior to the claims of the senior contributors.

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 1,240.8 billion (including fund-based commitments fungible with non-fund-based facilities) at year-end fiscal 2015, compared to Rs. 1,068.4 billion at year-end fiscal 2014. The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Capital Commitments

We are obligated under a number of capital project contracts which have been committed. The estimated amounts of contracts remaining to be executed on capital projects decreased from Rs. 6.1 billion at year-end fiscal 2014 to Rs. 5.8 billion at year-end fiscal 2015.

The following table sets forth certain contractual obligations at year-end fiscal 2015.

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions, except percentages)
Long-term debt obligations	Rs.	1,416,294	Rs.	172,554	Rs.	480,388	Rs.	306,163	Rs.	457,189
Time deposits		2,133,894		1,536,558		472,117		107,619		17,600
Life-insurance obligations(1)		1,384,329		(31,748)		(101,297)		32,014		1,485,360
Gratuity obligations(2)		13,444		1,428		2,677		2,851		6,489	(3)
Pension obligations(2)		9,932		635		1,785		2,255		5,256	(3)
Operating lease obligations		1,227		561		512		51		103
Guarantees
Financial guarantees		461,262		273,976		132,341		42,002		12,943
Performance guarantees		611,080		353,964		162,353		74,883		19,880
Total	Rs.	6,031,462	Rs.	2,307,928	Rs.	1,150,876	Rs.	567,838	Rs.	2,004,820

________________

(1)	The amounts shown represent an estimate of undiscounted cash flows under life insurance contracts. The cash flows shown consist of expected benefit payments net of premiums receivable as per the contractual terms. Cash flows associated with benefit payments are projected based on assumptions for factors like mortality and investment returns. The cash flows included in the above table are different from the liabilities on policies in effect at year-end fiscal 2015 that are disclosed in the balance sheet because the liabilities are disclosed at discounted values and include an allowance for other non-contractual cash flows, such as expenses.

(2)	Based on actuarial assumptions.

(3)	Based on outflow estimates between five and ten years.

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

A unit-linked life insurance policy is a policy in which the cash value of the policy varies according to the net asset value of units (i.e., shares) in investment assets chosen by the policyholder. The unit-liability is equal to the net asset value of the units in each policy as of the valuation date. The non-unit liability for linked insurance policies and liability for non-linked life insurance policies is calculated using the gross premium method using assumptions for interest, mortality, expense and inflation. For participating policies, the assumptions are also made for future bonuses, together with allowances for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations.

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

Operating lease obligations

We have commitments under long-term operating leases principally for premises. The following table sets forth a summary of future minimum lease rental commitments at year-end fiscal 2015.

Lease rental commitments for fiscal	(in millions)
2016	Rs.	561
2017		400
2018		112
2019		26
2020		25
Thereafter		103
Total minimum lease commitments	Rs.	1,227

Guarantees

As a part of our project financing and commercial banking activities, we have issued bank guarantees to support business requirements of our clients. Guarantees represent irrevocable assurances that the Bank will pay in the event a customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary, when a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary, where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years. The credit risks, as well as the operating risks, associated with bank guarantees are similar to those relating to other types of unfunded facilities. We enter into guarantee arrangements after conducting appropriate due diligence on our clients. We generally review these facilities on an annual basis. If a client’s risk profile deteriorates to an unacceptable level, we may choose not to renew the guarantee upon expiry or may require additional security sufficient to protect our exposure. Guarantees decreased by 1.4% from Rs. 1,087.6 billion at year-end fiscal 2014 to Rs. 1,072.3 billion at year-end fiscal 2015.

The following table sets forth, at the dates indicated, guarantees outstanding.

	At year-end fiscal
	2013		2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Financial guarantees	Rs.	292,767	Rs.	532,814[1]	Rs.	461,262	US$	7,403	(13.4)%
Performance guarantees		706,453		554,784[1]		611,080		9,807	10.1
Total guarantees	Rs.	999,220	Rs.	1,087,598	Rs.	1,072,342	US$	17,210	(1.4)%

_____________

(1)	In fiscal 2014, based on the guidelines issued by the Reserve Bank of India, advance payment guarantees were re-classified from performance guarantees to financial guarantees.

Financial guarantees constituted approximately 43% of our guarantee exposure at year-end fiscal 2015. Of these financial guarantees, approximately 24% were issued towards risk participation, syndication and favoring other lenders as beneficiaries to allow our clients to avail credit assistance or credit enhancement from other lenders. The balance of financial guarantees were issued to support other business requirements of our clients, such as guarantees for the procurement of goods or guarantees in lieu of security/cash deposits etc. Performance guarantees constituted 57% of our guarantee exposure at year-end fiscal 2015. The increase in financial guarantees and decrease in performance guarantees in fiscal 2014 reflects the re-classification of advance payment guarantees earlier classified as performance guarantees, as financial guarantees based on the guidelines issued by the Reserve Bank of India.

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

We also issue guarantees for clients to whom we have provided other funded facilities in the form of loans. The outstanding amount of such guarantees related to non-performing or restructured loans was Rs. 50.0 billion at year-end fiscal 2015. The guarantees we issue are not unilaterally changed or revised when a related loan is restructured. Guarantees are valid for a specified amount and a specified period. Any change in expiry date or amount requires the consent of both the beneficiary and the guarantor. We generally provide guarantee facilities to our customers for a validity period of 12-18 months.

In some cases, we have collateral available to reimburse potential losses on our guarantees. Margins in the form of cash and fixed deposit available to us to reimburse losses realized under guarantees amounted to Rs. 68.5 billion at year-end fiscal 2015, compared to Rs. 53.3 billion at year-end fiscal 2014. Other property or security may also be available to us to cover losses under these guarantees.

Our related party guarantees amounted to Rs. 0.01 million at year-end fiscal 2015.

The following table sets forth the roll-forward of activity for guarantees at year-end fiscal 2015.

Particulars	Performance Guarantees		Financial Guarantees
	(in millions)
Opening balance at April 1, 2014	Rs.	554,784	Rs.	532,814
Additions: Issued during the year		239,267		301,053
Deletions: Closed due to expiry/termination during the year		(175,773)		(361,063)
Invoked and paid during the year		(7,197)		(11,542)
Closing balance at year-end fiscal 2015	Rs.	611,080	Rs.	461,262

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

Regulatory capital

Reserve Bank of India issued final Basel III guidelines, applicable with effect from April 1, 2013 which is implemented in a phased manner through till March 31, 2019 as per the transitional arrangement provided by RBI for Basel III implementation. The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting counter-cyclical buffers and addressing systemic risk and inter-connectedness.

At year-end fiscal 2015, ICICI Bank was required to maintain a minimum common equity tier 1 risk-based capital ratio of 5.5%, a minimum tier 1 risk-based capital ratio of 7.0% and a minimum total risk-based capital ratio of 9.0%.

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

	As per the Reserve Bank of India’s Basel III guidelines
	At year-end fiscal
	2014		2015		2015
	(in millions, except percentages)
Common equity tier 1 capital	Rs.	637,381	Rs.	696,610	US$	11,180
Tier 1 capital		637,381		696,610		11,180
Tier 2 capital		245,131		230,828		3,705
Total capital	Rs.	882,512	Rs.	927,437	US$	14,884
Credit risk: risk-weighted assets	Rs.	4,409,130	Rs.	4,741,559	US$	76,096
Market risk: risk-weighted assets		265,735		334,227		5,364
Operational risk: risk-weighted assets		311,163		373,172		5,989
Total risk-weighted assets	Rs.	4,986,028	Rs.	5,448,958	US$	87,449
Common equity tier 1 risk-based capital ratio		12.8%		12.8%
Tier 1 risk-based capital ratio		12.8%		12.8%
Tier 2 risk-based capital ratio		4.9%		4.2%
Total risk-based capital ratio		17.7%		17.0%

During fiscal 2015, capital funds (net of deductions) increased by Rs. 44.9 billion from Rs. 882.5 billion at year-end fiscal 2014 to Rs. 927.4 billion at year-end fiscal 2015. The increase in the capital funds was due to retained earnings for fiscal 2015, lower deduction for investment in subsidiaries due to repatriation of capital from overseas banking subsidiaries and increase in share premium and general provisions, offset, in part, by decrease in eligible amount of non-common equity capital due to discounting as per Basel III grandfathering rules and utilization from reserves of an amount of Rs. 9.3 billion with the approval of the Reserve Bank of India on account of provisioning for outstanding funded interest term loans pertaining to restructurings prior to 2008. See also “Consolidated Financial Statements- Schedules- Schedule 18-Notes forming part of the accounts- 14. Provision on Funded Interest Term Loan”.

Risk-weighted assets relating to credit risk increased by Rs. 332.4 billion from Rs. 4,409.1 billion at year-end fiscal 2014 to Rs. 4,741.6 billion at year-end fiscal 2015, due to an increase of Rs. 324.6 billion in risk-weighted assets for on-balance sheet exposures and an increase of Rs. 7.8 billion in risk-weighted assets for off-balance sheet credit exposures.

Risk-weighted assets relating to market risk increased by Rs. 68.5 billion from Rs. 265.7 billion at year-end fiscal 2014 to Rs. 334.2 billion at year-end fiscal 2015, due to a increase in general market risk risk-weighted assets by Rs. 25.2 billion (reflecting a capital charge of Rs. 2.3 billion) and increase in specific market risk risk-weighted assets by Rs. 43.3 billion (reflecting a capital charge of Rs. 3.9 billion).

Risk-weighted assets relating to operational risk at year-end fiscal 2015 were Rs. 373.2 billion (reflecting a capital charge of Rs. 33.6 billion). The operational risk capital charge is computed based on 15% of the average of the previous three financial years’ gross income and is revised on an annual basis at June 30.

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

At year-end fiscal 2015, our total risk-based capital ratio at the consolidated level as per Basel III guidelines stipulated by the Reserve Bank of India were common equity tier 1 risk-based capital ratio of 12.8%, tier 1 risk-based capital ratio of 12.9% and total risk-based capital ratio of 17.2% against the current requirement of minimum common equity tier 1 capital ratio of 5.5%, a minimum Tier 1 capital ratio of 7.0% and a minimum total capital ratio of 9.0% respectively.

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

The Bank continues to monitor further developments and believe that its current robust capital adequacy position and demonstrated track record of access to domestic and overseas markets for capital raising will enable it to maintain the necessary levels of capital as required by regulations while continuing to grow its business.

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

The Bank seeks to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the organization to enable optimal liquidity management. A separate group is responsible for liquidity management. The Bank is required to submit a rupee gap reports for domestic operations on a fortnightly basis to the Reserve Bank of India. Pursuant to the Reserve Bank of India guidelines, the liquidity gap (if negative) must not exceed 5.0%, 10.0%, 15.0% and 20.0% of cumulative outflows in the 1-day, up to 7-

day, up to 14-day and up to 28-day time categories, respectively. As per the Reserve Bank of India guidelines on liquidity risk management, these limits on near term liquidity gaps are applicable for rupee liquidity gaps in domestic operations of the Bank and country-wise for overseas branch operations. The Bank prepares a daily maturity gap analysis for the rupee book for domestic and overseas operations. The Bank’s static gap analysis is also supplemented by a short-term dynamic cash-flow analysis, in order to provide the liability raising units with a fair estimate of its funding requirements in the near-term. In addition, the Bank monitors certain liquidity ratios on a fortnightly basis. The Bank also monitors liquidity coverage ratio which is applicable from January 1, 2015. The Bank has a liquidity contingency plan in place, through which it monitors key indicators that could signal potential liquidity challenges, to enable it to take necessary measures to ensure sufficient liquidity.

The Bank maintains diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in India are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. The Bank also has recourse to the liquidity adjustment facility and marginal standing facility which are short-term funding arrangements provided by the Reserve Bank of India. The Bank generally maintains a substantial portfolio of high quality liquid securities that may be sold on an immediate basis to meet our liquidity needs. The Bank also has the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasions have touched highs of 100.0% and above. To curtail reliance on such volatile funding, the Bank’s liquidity management policy has stipulated daily limits for borrowing and lending in this market. The Bank’s limit on daily borrowing is more conservative than the limit set by the Reserve Bank of India. ICICI Securities Primary Dealership, like us, relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates.

The Bank’s gross liquid assets consist of cash, nostro balances, overnight and other short-term money market placements, government bonds and treasury bills (including investments eligible for reserve requirements and net of borrowings on account of repurchase agreements, the liquidity adjustment facility and the marginal standing facility), corporate bonds (rated AA and above), other money market investments such as commercial paper and certificates of deposits and mutual fund investments. The Bank deducts short-term money-market borrowings (borrowings with maturity up to 28 days) from the aggregate of these assets to determine net liquid assets.

The Bank maintains a significant portion of its demand and time liabilities in forms required pursuant to regulatory reserve requirements imposed by the Reserve Bank of India. The Reserve Bank of India stipulates a cash reserve ratio applicable to Indian banks, which requires the Bank to maintain an average percentage of its demand and time liabilities as a cash balance deposited with the Reserve Bank of India over 14-day periods. At year-end fiscal 2015, the cash reserve ratio requirement percentage was 4.00%. In addition, cash reserves may not fall below 95% of the required cash reserve ratio on any day during any 14-day reporting period. The Bank generally holds additional securities over and above the stipulated level.

The Reserve Bank of India also stipulates a statutory liquidity ratio applicable to Indian banks, which requires the Bank to maintain a certain percentage of demand and time liabilities in certain prescribed investments. At year-end fiscal 2015, the statutory liquidity ratio requirement percentage was 21.5%. The Bank generally holds more statutory liquidity ratio eligible securities than the statutory liquidity ratio requirement. Statutory liquidity ratio eligible instruments include cash, gold or approved unencumbered securities.

At various overseas branches of the Bank, certain reserves are maintained pursuant to local regulations. The Bank has complied with these local reserve requirements during fiscal 2015.

The Reserve Bank of India on June 9, 2014 issued final guidelines on the Basel III framework on liquidity standards including liquidity coverage ratio, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards. The liquidity coverage ratio promotes short-term resilience of banks to potential liquidity disruptions by ensuring that banks have sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days. As per the guidelines, the liquidity coverage ratio requirement is effective January 1, 2015 with a minimum requirement of 60.0% starting from January 1, 2015, and will rise in equal steps to reach 100.0% on January 1, 2019. ICICI Bank has been computing its liquidity coverage ratio on monthly basis since January 2015 as per the Reserve Bank of India guidelines. The liquidity coverage ratio of ICICI Bank, based on month end values, for three months ended March 31, 2015 was 101.5%.

The Bank maintains liquid assets in addition to statutory liquidity ratio and cash reserve ratio requirement. Throughout fiscal 2015, the Bank maintained adequate reserves as per the regulatory requirements mentioned above.

The following table indicates the details of the components of average and balance sheet date liquid assets of the Bank.

	At March 31, 2014		Fortnightly average for fiscal 2015		At March 31, 2015
				(in billions)
Statutory liquidity ratio eligible investments and other government securities, net of borrowings on account of repurchase agreement, liquidity adjustment facility and collateralized borrowings	Rs.	879.6	Rs.	911.4	Rs.	952.0
Balance with central banks and current accounts with other banks		201.0		202.3		310.0
Other liquid assets		369.9		243.2		249.5
Gross liquid assets		1,450.5		1,356.9		1,511.5
(Less) Short-term borrowings		–		(10.9)		–
Net liquid assets	Rs.	1,450.5	Rs.	1,346.0	Rs.	1,511.5

The Bank held net liquid assets totaling about Rs. 1,511.5 billion at year-end fiscal 2015, compared to Rs. 1,450.5 billion at year-end fiscal 2014. During fiscal 2015, the Bank held fortnightly average net liquid assets of about Rs. 1,346.0 billion. In addition to the amounts included in net liquid assets above, at year-end fiscal 2015, the Bank also held other fixed-income non-government securities totaling about Rs. 72.9 billion, compared to Rs. 75.2 billion at year-end fiscal 2014.

As per local regulations, some of the overseas branches of the Bank are required to maintain a ‘net due to’ position with other group entities i.e. they can only be net borrower by specified amount. Accordingly, the liquidity maintained in excess of such ‘net due to’ requirements only can be utilized at other group entities. At March 31, 2015, such overseas branches of the Bank were holding net liquid assets of Rs. 125.1 billion (equivalent), which are included in overall net liquid assets of the Bank of Rs. 1,511.5 billion.

The Bank also has access to other reliable sources of liquidity. The Reserve Bank of India conducts repurchase and reverse repurchase transactions with banks through its liquidity adjustment facility and marginal standing facility to carry out monetary policy and manage liquidity for the Indian banking system. The Reserve Bank of India stipulates an interest rate applicable to such repurchase, reverse repurchase agreements and marginal standing facility, known as the repo rate, reverse repo rate and marginal standing facility rate, respectively. At year-end fiscal 2015, the Reserve Bank of India repo rate, reverse repo rate and marginal standing facility rate were 7.50%, 6.50% and 8.50% respectively. The liquidity adjustment facility and marginal standing facility are available throughout the year. Under the marginal standing facility, in addition to the eligible securities bank holds in excess of statutory requirement, banks can borrow overnight up to 2.0% of their respective net demand and time liabilities outstanding at the end of the second preceding 14-day period. Further, there is a liquid market for repurchase transactions with other market counterparties. Banks may enter into repurchase transactions with the Reserve Bank of India or other market counterparties against the statutory liquidity ratio eligible securities it holds in excess of statutory requirement.

At year-end fiscal 2015, the Bank had government securities amounting to Rs. 248.2 billion eligible for borrowings through the liquidity adjustment facility and marginal standing facility from the Reserve Bank of India.

The Reserve Bank of India uses the liquidity adjustment facility and the marginal standing facility to implement monetary policy. The Reserve Bank of India has the right to suspend the liquidity adjustment facility or reduce the amounts that Indian banks can access through the liquidity adjustment facility on any day on a proportionate basis for all banks. Such policy changes could affect the operations of these facilities and could restrict Indian banks’, including the Bank’s, access to these facilities. The Reserve Bank of India has restricted liquidity provision through overnight liquidity adjustment facility to a specified ratio of net demand and time liabilities and increasingly liquidity is provided through term repurchase agreements of various maturities. At year-end fiscal 2015, the liquidity provision through overnight liquidity adjustment facility was capped at 0.25% of net demand and time liabilities of banks.

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

The Bank has the ability to use its rupee liquidity in India to meet re-financing needs at its overseas branches, although this may be at a relatively high cost based on swap and exchange rates prevailing at the time of such refinancing, ICICI Bank raised US$ 1,354 million through issuance of bonds in various currencies, USD denominated bonds raised were US$ 1,135 million (US$ 250 million with original maturity of 5 years in May 2014, US$ 35 million with original maturity of 1 year, US$ 500 million with original maturity of 5.5 years and US$ 100 million with original maturity of 10 years in September 2014, US$ 50 million with original maturity of 9.9 years in November 2014 and US$ 200 million with original maturity of 5.3 years in December 2014), Chinese Yuan (CNH) denominated bonds in November 2014 (equivalent to US$ 97 million with original maturity of 3 years) and Australian Dollar (AUD) denominated bonds in April 2014 (equivalent to US$ 114 million with original maturity of 5 years) and in November 2014 (equivalent to US$ 8 million with original maturity of 3 years).

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

There are restrictions on the use of liquidity maintained by UK and Canada subsidiaries of the Bank to meet their overall liquidity needs. The Office of the Superintendent of Financial Institutions of Canada has prescribed a limit of 100% of tier 1 and tier 2 capital (as defined under Canadian regulations) on the credit exposure to any single entity or a group of connected entities. ICICI Bank Canada, Bank’s Canadian subsidiary, has internally capped this credit exposure at 25% of the limit specified by the Office of the Superintendent of Financial Institutions, except with respect to exposure to the ICICI Bank. During fiscal 2015, ICICI Bank Canada has complied with both regulatory and their internal limits on exposures to any single entity, including to ICICI Bank.

As per the extant regulatory guidelines in the United Kingdom, ICICI Bank UK is subject to a limit of 25% of the capital base on the exposure to an individual counterparty (or a group of related counterparties). The capital base is calculated as the sum of eligible tier 1 and tier 2 capital, less any deductions as per the Basel III guidelines. ICICI Bank UK has a large exposure capital base of US$ 707 million at year-end fiscal 2015, resulting in a limit of US$ 177 million. Also, ICICI Bank UK stipulates various internal limits to manage exposure concentrations within the Bank. The key parameters of risk concentrations measured include sectoral, country, rating category based, product specific exposures, counterparty and large exposures. During fiscal 2015, ICICI Bank UK has complied with both regulatory limits and their own internal limits on exposures to any single entity, including to ICICI Bank and other consolidated entities.

The Prudential Regulation Authority classifies ICICI Bank UK as an individual liquidity adequacy standards firm, which means it is required to meet certain quantitative requirements set out in the Prudential sourcebook for banks, building societies and investment firms. In addition, effective June 27, 2012, the Prudential Regulation Authority issued liquidity guidelines which ICICI Bank UK is in compliance with. The liquidity guidelines specify the quantity of liquid assets (in any currency that the Prudential Regulation Authority deems material with respect to ICICI Bank UK and also on an all currency combined basis) that the Prudential Regulation Authority believes is appropriate for ICICI Bank UK to hold. During fiscal 2015, ICICI Bank UK continued to have a strong liquidity position and complied with these guidelines.

In November 2014, The Office of Superintendent of Financial Institution revised the Liquidity Adequacy Requirements to incorporate Liquidity Coverage Ratio requirements for banks in Canada. The requirements expect banks to have an adequate stock of unencumbered High Quality Liquid Assets that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The standard requires that, absent a situation of financial stress, the value of the coverage ratio of High Quality Liquid Assets to total net cash outflows be no lower than 100%. The Office of the Superintendent of Financial Institutions expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy that are approved by its Board of Directors. These policies require ICICI Bank Canada to maintain a certain percentage of its customer liabilities in liquid assets and to maintain sufficient liquidity to cover net outflows in the “up to 30 days” maturity bucket. These limits are monitored monthly. ICICI Bank Canada has complied with these requirements throughout fiscal 2015.

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

The Bank has certain borrowings that would be affected by a one or two notch downgrade from its current credit rating. These borrowings amount to less than 3% of the total borrowings of the Bank at year-end fiscal 2015. If an international credit rating agency downgrades the Bank’s credit rating by one or two notches, the Bank would be required to pay an increased interest rate on certain borrowings, and for certain borrowings, the Bank would be required to re-negotiate a new interest rate with its lenders. If the Bank is not able to reach an agreement for an interest rate with a lender, the lender could require the Bank to prepay the outstanding principal amount of the loan. The Bank has placed a limit on such borrowings.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2013
	Cost at year-end fiscal 2012		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2013
	(in millions)
Premises	Rs.	46,967	Rs.	1,711	Rs.	(1,498)	Rs.	(9,896)	Rs.	37,284	US$	598
Other fixed assets (including furniture and fixtures)		45,136		5,449		(2,933)		(32,549)		15,103		242
Assets given on lease		17,509		–		–		(15,161)		2,348		38
Total	Rs.	109,612	Rs.	7,160	Rs.	(4,431)	Rs.	(57,606)	Rs.	54,735	US$	878

	Fiscal 2014
	Cost at year-end fiscal 2013		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2014
	(in millions)
Premises	Rs.	47,180	Rs.	1,698	Rs.	(949)	Rs.	(11,149)	Rs.	36,780	US$	590
Other fixed assets (including furniture and fixtures)		47,652		6,357		(3,207)		(34,847)		15,955		256
Assets given on lease		17,509		–		(210)		(14,966)		2,333		38
Total	Rs.	112,341	Rs.	8,055	Rs.	(4,366)	Rs.	(60,962)	Rs.	55,068	US$	884

	Fiscal 2015
	Cost at year-end fiscal 2014		Additions/ transfers		Deletions/ transfers		Depreciation				Net assets at year-end fiscal 2015
	(in millions)
Premises	Rs.	47,929	Rs.	4,465	Rs.	(629)	Rs.	(12,258)	Rs.	39,507	US$634
Other fixed assets (including furniture and fixtures)		50,802		7,519		(3,049)		(38,393)		16,879	271
Assets given on lease		17,299		-		-		(14,973)		2,326	37
Total	Rs.	116,030	Rs.	11,984	Rs.	(3,678)	Rs.	(65,624)	Rs.	58,712	US$ 942

The additions to our premises and other assets were Rs. 12.0 billion in fiscal 2015, compared to Rs. 8.1 billion in fiscal 2014. Our capital expenditure on premises increased from Rs. 1.7 billion in fiscal 2014 to Rs. 4.5 billion in fiscal 2015. Capital expenditure of Rs. 7.5 billion on other fixed assets in fiscal 2015 included Rs. 2.4 billion on software.

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

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of fiscal 2015 consolidated financial statements contained in this annual report.

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

The consolidated segmental report for fiscal 2014, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•	Retail Banking includes exposures of the Bank, which satisfy the four qualifying criteria of “regulatory retail portfolio” as stipulated by the Reserve Bank of India’s Basel III guidelines. These criteria are as follows:

(i)	Orientation criterion: Exposure to an individual person or persons (not to be restricted to an individual, Hindu Undivided Family, trust, partnership firm, private limited companies, public limited companies, co-operative societies, etc.) or to a small business are classified as retail. A small business is defined as one where the three year average annual turnover is less than Rs. 500 million.

(ii)	Product criterion: All exposure should take the form of any of the following:

•	revolving credits and lines of credit (including overdrafts);

•	term loans and leases (e.g. installment loans and leases, student and educational loans); and

•	small business facilities and commitments.

(iii)	Low value of individual exposures: The maximum aggregate retail exposure to one counterparty should not exceed the absolute threshold limit of Rs. 50 million.

(iv)	Granularity criterion: The regulatory retail portfolio should be sufficiently diversified to a degree that reduces the risks in the portfolio. The aggregate exposure to one counterparty should not exceed 0.2% of the overall retail portfolio.

•	Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included in the Retail Banking segment, as per the Reserve Bank of India guidelines for the Bank.

•	Treasury includes the entire investment and derivative portfolio of the Bank, ICICI Eco-net Internet and Technology Fund (up to December 31, 2013), ICICI Equity Fund, ICICI Emerging Sectors Fund (up to December 31, 2013), ICICI Strategic Investments Fund and ICICI Venture Value Fund (up to September 30, 2013).

•	Other Banking includes leasing operations and other items not attributable to any particular business segment of the Bank. It also includes the Bank’s banking subsidiaries, i.e., ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company (up to December 31, 2014).

•	Life Insurance represents results of ICICI Prudential Life Insurance Company Limited.

•	General Insurance represents results of ICICI Lombard General Insurance Company Limited.

•	Others include ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners Limited (up to June 30, 2013), ICICI Kinfra Limited (up to September 30, 2014), I-Ven Biotech Limited and ICICI Prudential Pension Funds Management Company Limited.

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

Fiscal 2015 Compared with Fiscal 2014

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Retail Banking	Rs.	18,295	Rs.	27,243	US$	437	48.9%
Wholesale Banking		65,886		62,241		999	(5.5)
Treasury		52,565		64,687		1,039	23.1
Other Banking		9,032		6,672		107	(26.1)
Life Insurance		15,292		16,343		262	6.9
General Insurance		5,202		6,907		110	32.8
Others		9,784		14,635		235	49.6
Profit before tax	Rs.	176,056	Rs.	198,728	US$	3,189	12.9%

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Net interest income	Rs.	57,730	Rs.	71,415	US$	1,146	23.7%
Non-interest income		36,211		42,771		686	18.1
Total income		93,941		114,186		1,832	21.6
Non-interest expenses		76,583		86,147		1,382	12.5
Profit before provisions		17,358		28,039		450	61.5
Provisions		(937)		796		13	—
Profit before tax	Rs.	18,295	Rs.	27,243	US$	437	48.9%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Advances	Rs.	903,841	Rs.	1,193,521	US$	19,155	32.0%
Deposits		2,252,516		2,539,964		40,763	12.8

Loans in the retail banking segment increased primarily due to higher retail disbursements, mainly in home loans, automobile loans and personal loans. The retail banking segment maintained its focus on strengthening its deposit franchise reflected in the increase in retail deposit base. The savings account deposits of the segment increased by 15.9% from Rs. 991.3 billion at year-end fiscal 2014 to Rs. 1,148.6 billion at year-end fiscal 2015.

Profit before tax of the retail banking segment increased from Rs. 18.3 billion in fiscal 2014 to Rs. 27.2 billion in fiscal 2015, primarily due to an increase in net interest income and non-interest income. This was offset, in part, by an increase in non-interest expenses.

Net interest income increased by 23.7% from Rs. 57.7 billion in fiscal 2014 to Rs. 71.4 billion in fiscal 2015, primarily due to an increase in the loan portfolio and an increase in average current account and savings account deposits.

Non-interest income increased by 18.1% from Rs. 36.2 billion in fiscal 2014 to Rs. 42.8 billion in fiscal 2015, primarily due to the third party product distribution fees, fees from the credit card business , transaction banking fees and higher loan processing fees.

Non-interest expenses increased by 12.5% from Rs. 76.6 billion in fiscal 2014 to Rs. 86.1 billion in fiscal 2015, primarily due to increase in retail lending business and increase in operating expenses due to expansion in branch network.

During fiscal 2015, provision were Rs 0.8 billion compared to write-back of provision of Rs. 0.9 billion in fiscal 2014, primarily due to decrease in write-backs on unsecured retail non-performing loan portfolio. While in the past our retail portfolio had experienced higher than anticipated losses, especially in the unsecured retail segment, this portfolio has been stable since fiscal 2012 due to our focus on secured retail products and cautious approach to lending in unsecured retail products. Further, ICICI Bank while making its credit decisions also refers to a centralized database on delinquent loans and reports from the credit bureau to review the borrowers’ profile and assign credit scores to each applicant. This has also resulted in lower addition to non-performing assets. See also “Business – Risk management – Credit risk – Assessment of Retail Loans” and “Business – Classification of loans – Impact of Economic Environment on Commercial and Consumer Loan Borrowers”.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Net interest income	Rs.	75,393	Rs.	84,471	US$	1,356	12.0%
Non-interest income		40,565		39,004		626	(3.8)
Total income		115,958		123,475		1,982	6.5
Non-interest expenses		24,057		25,846		415	7.4
Profit before provisions		91,901		97,629		1,567	6.2
Provisions		26,015		35,388		568	36.0
Profit before tax	Rs.	65,886	Rs.	62,241	US$	999	(5.5)%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Advances	Rs.	2,380,760	Rs.	2,564,172	US$	41,152	7.7%
Deposits		974,884		977,780		15,692	0.3

The wholesale banking loan portfolio increased by 7.7% from Rs. 2,380.8 billion at year-end fiscal 2014 to Rs. 2,564.2 billion at year-end fiscal 2015. The moderate growth in the wholesale banking loan portfolio was primarily due to weak demand and our cautious approach towards incremental lending in this segment. The increase in the loan portfolio was primarily due to an increase in the domestic corporate loan portfolio. The current account deposits increased by 16.0% from Rs. 241.1 billion at year-end fiscal 2014 to Rs. 279.8 billion at year-end fiscal 2015 and the term deposits in the segment decreased by 4.9% from Rs. 733.7 billion at year-end fiscal 2014 to Rs. 698.0 billion at year-end fiscal 2015.

Profit before tax of the wholesale banking segment decreased from Rs. 65.9 billion in fiscal 2014 to Rs. 62.2 billion in fiscal 2015, primarily due to an increase in provisions, offset, in part, by increase in net interest income.

Net interest income increased by 12.0% from Rs. 75.4 billion in fiscal 2014 to Rs. 84.5 billion in fiscal 2015, primarily due to an increase in loan portfolio.

Non-interest income decreased by 3.8% from Rs. 40.6 billion in fiscal 2014 to Rs. 39.0 billion in fiscal 2015 primarily due to a decrease in fee income. The corporate fee income continued to be muted due to the slow pace of economic recovery and limited new capital investments by the corporate sector.

Provisions increased from Rs. 26.0 billion in fiscal 2014 to Rs. 35.4 billion in fiscal 2015, primarily due to higher provisions reflecting higher additions to non-performing loans due to increase in classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms. See also “—Selected Consolidated Financial and Operating Data - Provisions and contingencies (excluding tax provisions) - Provisions for Restructured Loans and Non-performing Assets”.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Net interest income	Rs.	29,390	Rs.	29,632	US$	476	0.8%
Non-interest income		25,704		39,779		638	54.8
Total income		55,094		69,411		1,114	26.0
Non-interest expenses		1,777		1,830		29	3.0
Profit before provisions		53,317		67,581		1,085	26.8
Provisions		752		2,894		46	-
Profit before tax	Rs.	52,565	Rs.	64,687	US$	1,039	23.1%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Investments	Rs.	1,770,061	Rs.	1,866,036	US$	29,948	5.4%
Borrowings		1,547,591		1,724,173		27,671	11.4

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

Profit before tax of the treasury segment increased from Rs. 52.6 billion in fiscal 2014 to Rs. 64.7 billion in fiscal 2015, primarily due to an increase in non-interest income offset, in part, by increase in provisions.

Net interest income increased marginally by 0.8% from Rs. 29.4 billion in fiscal 2014 to Rs. 29.6 billion in fiscal 2015, primarily due to purchase of medium tenor securities at higher yields in the held-to-maturity category, maturity/sale of lower-yielding shorter tenor securities during fiscal 2015 and re-set of coupons on floating rate bonds at a higher yield as compared to fiscal 2014. The above increase was, offset, in part, by lower yields on non-statutory liquidity ratio investments due to maturity of high yielding bonds and debentures.

Non-interest income increased from Rs. 25.7 billion in fiscal 2014 to Rs. 39.8 billion in fiscal 2015, primarily due to higher realized gain on the treasury segment’s government securities portfolio and other fixed income positions, net exchange gains relating to overseas operations, an increase in dividend income from subsidiaries, and higher gains on the equity and preference shares portfolio.

Provisions increased from Rs. 0.8 billion in fiscal 2014 to Rs. 2.9 billion in fiscal 2015 primarily on account of increase in provision on equity and preference shares.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Net interest income	Rs.	10,615	Rs.	13,422	US$	215	26.4%
Non-interest income		5,903		4,472		72	(24.2)
Total income		16,518		17,894		287	8.3
Non-interest expenses		5,109		5,494		88	7.5
Profit before provisions		11,409		12,400		199	8.7
Provisions		2,377		5,728		92	-
Profit before tax	Rs.	9,032	Rs.	6,672	US$	107	(26.1)%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Advances	Rs.	534,086	Rs.	561,366	US$	9,009	5.1%
Investments		58,417		60,344		968	3.3
Deposits		372,840		341,775		5,485	(8.3)
Borrowings	Rs.	187,829	Rs.	205,298	US$	3,295	9.3%

Other banking business includes our leasing operations, our overseas banking subsidiaries, ICICI Bank UK, ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company (up to December 31, 2014) and other items not attributable to any particular business segment of the Bank.

Profit before tax of our other banking segment decreased from Rs. 9.0 billion in fiscal 2014 to Rs. 6.7 billion in fiscal 2015, primarily due to an increase in provisions and decrease in non-interest income, offset, in part, by increase in net interest income.

Net interest income increased by 26.4% from Rs. 10.6 billion in fiscal 2014 to Rs. 13.4 billion in fiscal 2015, primarily due to an increase in net interest income of ICICI Bank UK and increase in interest received on income tax refunds upon the completion of pending income tax assessments. This was offset, in part, by decrease in net interest income of ICICI Bank Canada primarily due to decrease in net interest margin in fiscal 2015 compared to fiscal 2014.

Non-interest income decreased by 24.2% from Rs. 5.9 billion in fiscal 2014 to Rs. 4.5 billion in fiscal 2015, primarily due to decrease in non-interest income of ICICI Bank, offset, in part, by increase in non-interest income of ICICI Bank UK. Non-interest income of ICICI Bank decreased primarily due to decrease in gain on the sale of fixed assets. Non-interest income of ICICI Bank UK increased primarily due to higher treasury income, offset, in part, by decrease in fee income.

Non-interest expenses increased by 7.5% from Rs. 5.1 billion in fiscal 2014 to Rs. 5.5 billion in fiscal 2015.

Provisions increased from Rs. 2.4 billion in fiscal 2014 to Rs. 5.7 billion in fiscal 2015 primarily due to higher provisions made by ICICI Bank UK and ICICI Bank Canada. In ICICI Bank UK, provision increased primarily due to specific provision made on certain existing impaired loans and increase in specific provision on investments and collective provision made compared to write-back of collective provision in fiscal 2014. In ICICI Bank Canada, provision increased primarily due to additional specific provision made on certain impaired loans. This was offset, in part, by higher write-back of collective provision in fiscal 2015.

Loans increased by 5.1% from Rs. 534.1 billion at year-end fiscal 2014 to Rs. 561.4 billion at year-end fiscal 2015, primarily due to an increase in loans of ICICI Bank UK and ICICI Bank. Loans of ICICI Bank UK increased from Rs. 166.2 billion at year-end fiscal 2014 to Rs. 189.7 billion at fiscal 2015 primarily due to increase in corporate loan book offset, in part, by reduction in foreign currency convertible bond portfolio due to maturities. Loans of ICICI Bank Canada decreased from Rs. 260.3 billion at year-end fiscal 2014 to Rs. 254.2 billion at fiscal 2015 primarily due to depreciation of Canadian dollar against the Rupee. However, in terms of Canadian dollar, the loan portfolio of ICICI Bank Canada increased from CAD 4.8 billion at year-end fiscal 2014 to CAD 5.2 billion at year-end fiscal 2015 due to increase in the securitization loan portfolio, offset, in part, by decrease in corporate loan portfolio.

Investments increased by 3.3% from Rs. 58.4 billion at year-end fiscal 2014 to Rs. 60.3 billion at year-end fiscal 2015, primarily due to an increase in investments of ICICI Bank Canada and ICICI Bank UK. ICICI Bank Canada’s investment portfolio increased by 4.3 % from Rs. 28.0 billion at year-end fiscal 2014 to Rs. 29.2 billion at year-end fiscal 2015 primarily due to increase in investment in government securities. Investments of ICICI Bank UK increased on account of rupee depreciation against the U.S. dollar during fiscal 2015.

Deposits decreased by 8.3% from Rs. 372.8 billion at year-end fiscal 2014 to Rs. 341.8 billion at year-end fiscal 2015 due to decrease in deposits of ICICI Bank Canada and ICICI Bank UK. Deposits of ICICI Bank Canada decreased from Rs. 132.1 billion at year-end fiscal 2014 to Rs. 109.3 billion at year-end fiscal 2015, primarily due to a decrease in term deposits from Rs. 96.2 billion at year-end fiscal 2014 to Rs. 78.9 billion at year-end fiscal 2015 and decrease in savings account deposits from Rs. 31.8 billion at year-end fiscal 2014 to Rs. 25.9 billion at year-end fiscal 2015. Deposits of ICICI Bank UK decreased from Rs. 151.8 billion at year-end fiscal 2014 to Rs. 142.8 billion at year-end fiscal 2015, primarily on account of a decrease in savings account deposits and term deposits.

Borrowings increased by 9.3% from Rs. 187.8 billion at year-end fiscal 2014 to Rs. 205.3 billion at year-end fiscal 2015, primarily due to an increase in the borrowings of ICICI Bank Canada, offset, in part, by decrease in borrowings of ICICI Bank UK. Borrowings of ICICI Bank Canada increased due to an increase in borrowings through securitization of mortgages. Borrowings of ICICI Bank UK decreased due to repayment of syndicated loans and repo borrowings, offset, in part, by increase in inter-bank borrowings and bond borrowings.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Premium earned	Rs.	124,287	Rs.	153,066	US$	2,457	23.2%
Premium on reinsurance ceded		(1,460)		(1,462)		(23)	0.1
Net premium earned		122,827		151,604		2,434	23.4
Other income		22,989		21,377		343	(7.0)
Investment income		13,685		18,318		294	33.9
Total income		159,501		191,299		3,071	19.9
Commission paid		6,275		5,532		89	(11.8)
Claims/benefits paid		10,773		9,028		145	(16.2)
Operating expenses		17,095		17,067		274	(0.2)
Total expenses		34,143		31,627		508	(7.4)
Transfer to linked funds		81,387		108,205		1,737	33.0
Provisions for policy holder liabilities (non-linked)		28,679		35,124		564	22.5
Profit before tax	Rs.	15,292	Rs.	16,343	US$	262	6.9%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Investments	Rs.	187,764	Rs.	236,525	US$	3,796	26.0%
Assets held to cover linked liabilities		603,104		747,775		12,001	24.0
Liabilities on life policies in force		749,265		936,194		15,025	24.9

The life insurance industry in India registered a decline of 10.7% in retail weighted new business premium during fiscal 2015 according to the Life Insurance Council. The private sector registered a growth of 14.8% while ICICI Prudential Life Insurance Company registered a growth of 41.0% during fiscal 2015.

ICICI Prudential Life Insurance Company maintained its leadership position among the private sector companies with a private market share of 23.3% on a retail weighted new business premium basis in fiscal 2015 compared to 18.9% in fiscal 2014. Overall market share on this basis increased from 7.2% in fiscal 2014 to 11.3% in fiscal 2015, according to the Life Insurance Council. Assets under management increased by 24.3% from Rs. 806.0 billion at year-end fiscal 2014 to Rs. 1,001.8 billion at year-end fiscal 2015.

Profit before tax of ICICI Prudential Life Insurance Company increased by 6.9% from Rs. 15.3 billion in fiscal 2014 to Rs. 16.3 billion in fiscal 2015 primarily due to an increase in net premium earned and investment income and decrease in claims and benefits paid, offset, in part, by an increase in transfer to linked funds and provisions for policy holder liabilities.

The total premium income of ICICI Prudential Life Insurance Company increased by 23.2% from Rs. 124.3 billion in fiscal 2014 to Rs. 153.1 billion in fiscal 2015 primarily due to an increase in retail new business premium. Retail new business premium increased by 37.3% from Rs. 35.9 billion in fiscal 2014 to Rs. 49.3 billion in fiscal 2015. Retail renewal premium increased by 18.1% from Rs. 81.0 billion in fiscal 2014 to Rs. 95.7 billion in fiscal 2015. Group premium increased by 8.1% from Rs. 7.4 billion in fiscal 2014 to Rs. 8.0 billion in fiscal 2015.

Other income of ICICI Prudential Life Insurance Company decreased by 7.0% from Rs. 23.0 billion in fiscal 2014 to Rs. 21.4 billion in fiscal 2015 primarily due to decrease in policy fees, foreclosure income and surrender charges.

Investment income of ICICI Prudential Life Insurance Company increased by 33.9% from Rs. 13.7 billion in fiscal 2014 to Rs. 18.3 billion in fiscal 2015, primarily due to increase in net realized gains and interest income. The interest income increased due to increase in debt assets under management.

Commission expenses of ICICI Prudential Life Insurance Company decreased by 11.8% from Rs. 6.3 billion in fiscal 2014 to Rs. 5.5 billion in fiscal 2015, primarily on account of a change in product mix from conventional products to linked products as linked products have lower commission rates.

Claims and benefit payouts of ICICI Prudential Life Insurance Company decreased from Rs. 10.8 billion in fiscal 2014 to Rs. 9.0 billion in fiscal 2015. There were higher surrender claims pertaining to group business in fiscal 2014.

Transfer to linked funds represents the transfer of premium received, including the renewal premium on linked policies of ICICI Prudential Life Insurance Company to investments, which has increased by 33.0% from

Rs. 81.4 billion in fiscal 2014 to Rs. 108.2 billion in fiscal 2015 primarily due to an increase in new business premium on linked products in fiscal 2015.

Assets held to cover the linked liabilities of ICICI Prudential Life Insurance Company increased by 24.0% from Rs. 603.1 billion at year-end fiscal 2014 to Rs. 747.8 billion at year-end fiscal 2015 primarily due to increase in linked business and higher investment valuations due to improved market conditions in fiscal 2015.

Liability under existing life insurance policies to be paid by ICICI Prudential Life Insurance Company increased by 24.9% from Rs. 749.3 billion at year-end fiscal 2014 to Rs. 936.2 billion at year-end fiscal 2015 primarily due to increase in linked liabilities due to improved market conditions in fiscal 2015.

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Gross written premium (including premium on reinsurance accepted)	Rs.	71,761	Rs.	69,367	US$	1,113	(3.3)%
Premium on reinsurance ceded		(26,781)		(25,091)		(403)	(6.3)
Unexpired risk reserve		(1,451)		(1,923)		(31)	32.5
Net premium earned		43,529		42,353		679	(2.7)
Commission income (net)		2,291		3,738		60	63.2
Investment income from pool(1)		179		218		3	21.8
Investment income		7,877		9,280		149	17.8
Total income		53,876		55,589		891	3.2
Operating expenses		12,129		13,862		222	14.3
Claims/benefits paid		36,189		34,434		553	(4.8)
Other expenses (net)		356		386		6	8.4
Total expense		48,674		48,682		781	-
Profit/(loss) before tax	Rs.	5,202	Rs.	6,907	US$	110	32.8%

________________

(1)	Investment income from pool represents our share of income from the terrorism pool. The pool represents a multilateral reinsurance arrangement entered into by ICICI Lombard General Insurance Company together with other Indian insurance companies and the General Insurance Corporation of India. The funds belonging to the terrorism pool are administered by the General Insurance Corporation of India.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Investments	Rs.	87,452	Rs.	98,212	US$	1,576	12.3%
Current liabilities including claims outstanding		87,278		79,711		1,279	(8.7)
Provisions	Rs.	23,223	Rs.	25,058	US$	402	7.9%

ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2015, with a market share of 8.3% on the basis of gross written premium according to the General Insurance Council of India.

Profit before tax of ICICI Lombard General Insurance Company increased by 32.8% from Rs. 5.2 billion in fiscal 2014 to Rs. 6.9 billion in fiscal 2015 primarily due to decrease in claim benefit paid and increase in investment income and commission income offset, in part, by an increase in operating expenses and decrease in net premium earned.

The gross written premium (including share of the motor third party insurance pool) decreased by 3.3% from Rs. 71.8 billion in fiscal 2014 to Rs. 69.4 billion in fiscal 2015 primarily due to decline in weather insurance and health insurance business. In fiscal 2015, due to highly competitive pricing in the market, ICICI Lombard General Insurance Company reduced its business in group and mass health segments and adopted a cautious approach to the weather insurance segment. The net premium income decreased from Rs. 43.5 billion in fiscal 2014 to Rs. 42.4 billion in fiscal 2015.

Net commission income increased from Rs. 2.3 billion in fiscal 2014 to Rs. 3.7 billion in fiscal 2015 primarily due to an increase in commission on reinsurance ceded in retail health insurance business.

Investment income increased from Rs. 7.9 billion in fiscal 2014 to Rs. 9.3 billion in fiscal 2015 primarily due to an increase in interest income on investments and higher realized gains.

Operating expenses increased from Rs. 12.1 billion in fiscal 2014 to Rs. 13.9 billion in fiscal 2015 primarily due to higher business support expenses on account of an increase in retail business.

Claims/benefits paid decreased from Rs. 36.2 billion in fiscal 2014 to Rs. 34.4 billion in fiscal 2015 primarily due to decrease in aviation, health and weather insurance business and reduction in ultimate loss ratio for the declined risk pool from 210% to 175%.

Investments increased by 12.3% from Rs. 87.5 billion at year-end fiscal 2014 to Rs. 98.2 billion at year-end fiscal 2015 primarily due to an increase in business volumes. Current liabilities, including claims outstanding, decreased by 8.7% from Rs. 87.3 billion at year-end fiscal 2014 to Rs. 79.7 billion at year-end fiscal 2015 primarily due to settlement of motor third party pool for fiscal 2011 and fiscal 2012.

Others

The “others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Venture Funds Management Company Limited, ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

ICICI Prudential Asset Management Company Limited manages the investment schemes of ICICI Prudential Mutual Fund, the second largest mutual funds in India in terms of average funds under management in March 2015, with a market share of 12.5%, according to Association of Mutual Funds in India. The average assets under management for ICICI Prudential Mutual Fund increased primarily on account of an increase in average assets under management of equity products in fiscal 2015.

ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities Limited owns icicidirect.com, a leading online brokerage platform.

Profit before tax of the “others” segment increased from Rs. 9.8 billion in fiscal 2014 to Rs. 14.6 billion in fiscal 2015 mainly due to increase in profit before tax of ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Prudential Asset Management Company Limited.

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Net interest income	Rs.	4,291	Rs.	3,977	US$	64	(7.3)%
Non-interest income		17,606		25,854		415	46.8
Total income		21,897		29,831		479	36.2
Non-interest expenses		12,097		15,140		243	25.2
Operating profit before provisions and tax		9,800		14,691		236	49.9
Provisions		16		56		1	-
Profit before tax	Rs.	9,784	Rs.	14,635	US$	235	49.6%

Net interest income decreased by 7.3% from Rs. 4.3 billion in fiscal 2014 to Rs. 4.0 billion in fiscal 2015.

Non-interest income increased from Rs. 17.6 billion in fiscal 2014 to Rs. 25.9 billion in fiscal 2015 primarily due to an increase in brokerage and distribution income of our securities broking subsidiary, trading gains of primary dealership subsidiary and management fees of asset management subsidiary.

Non-interest expenses increased from Rs. 12.1 billion in fiscal 2014 to Rs. 15.1 billion in fiscal 2015 primarily due to increase in distribution expenses of our asset management subsidiary.

Profit before tax of ICICI Securities Limited increased from Rs. 1.4 billion in fiscal 2014 to Rs. 4.5 billion in fiscal 2015 primarily due to an increase in brokerage income and third party product distribution fees, offset, in part, by an increase in staff cost. The brokerage and third party product distribution income increased in fiscal 2015 primarily due to an improvement in equity market in India.

Profit before tax of ICICI Securities Primary Dealership Limited increased from Rs. 2.0 billion in fiscal 2014 to Rs. 3.3 billion in fiscal 2015, primarily due to an increase in trading gains and fee income offset, in part, by decrease in net interest income. Trading gains were higher in fiscal 2015 due to favorable interest rate movements resulting in opportunities for participating in trading activities.

Profit before tax of ICICI Prudential Asset Management Company Limited increased from Rs. 2.8 billion in fiscal 2014 to Rs. 3.8 billion in fiscal 2015 primarily due to an increase in fee income on account of an increase in average assets under management, change in mix in favor of equity mutual funds which earn higher fees and increase in margins on mutual funds operations. The above increase was, offset, in part, by increase in administrative expenses and staff cost.

Profit before tax of ICICI Home Finance Company Limited decreased marginally from Rs. 3.1 billion in fiscal 2014 to Rs. 3.0 billion in fiscal 2015.

Profit before tax of ICICI Venture Fund Management Company Limited decreased from Rs. 0.4 billion in fiscal 2014 to Rs. 0.1 billion in fiscal 2015 primarily due to decrease in income from venture capital funds and increase in interest costs. In fiscal 2015, ICICI Venture Fund Management Company sought an extension for funds that were expected to conclude during the year and offered a liquidity option to investors who wished to exit from the funds. ICICI Venture Fund Management Company took bank loans to fund the liquidity option provided to investors and paid interest on loans taken.

Fiscal 2014 Compared with Fiscal 2013

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Retail Banking	Rs.	9,546	Rs.	18,295	US$	294	91.7%
Wholesale Banking		66,189		65,886		1,057	(0.5)
Treasury		36,613		52,565		844	43.6
Other Banking		6,410		9,032		145	40.9
Life Insurance		15,697		15,292		245	(2.6)
General Insurance		2,817		5,202		83	84.7
Others		7,817		9,784		157	25.2
Profit before tax	Rs.	145,089	Rs.	176,056	US$	2,825	21.3%

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Net interest income	Rs.	42,092	Rs.	57,730	US$	927	37.2%
Non-interest income		30,425		36,211		581	19.0
Total income		72,517		93,941		1,508	29.5
Non-interest expenses		63,216		76,583		1,229	21.1
Profit before provisions		9,301		17,358		279	—
Provisions		(245)		(937)		(15)	—
Profit before tax	Rs.	9,546	Rs.	18,295	US$	294	91.7%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Advances	Rs.	651,689	Rs.	903,841	US$	14,506	38.7%
Deposits		1,922,796		2,252,516		36,150	17.1

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

Net interest income increased by 37.2% from Rs. 42.1 billion in fiscal 2013 to Rs. 57.7 billion in fiscal 2014, primarily due to an increase in loan portfolio and an increase in average current account and savings account deposits.

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

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Net interest income	Rs.	68,458	Rs.	75,393	US$	1,210	10.1%
Non-interest income		38,216		40,565		651	6.1
Total income		106,674		115,958		1,861	8.7
Non-interest expenses		24,843		24,057		386	(3.2)
Profit before provisions		81,831		91,901		1,475	12.3
Provisions		15,642		26,015		418	66.3
Profit before tax	Rs.	66,189	Rs.	65,886	US$	1,057	(0.5)%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Advances	Rs.	2,225,648	Rs.	2,380,760	US$	38,208	7.0%
Deposits		996,340		974,884		15,646	(2.2)

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

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Net interest income	Rs.	25,094	Rs.	29,390	US$	472	17.1%
Non-interest income		14,175		25,704		413	81.3
Total income		39,269		55,094		885	40.3
Non-interest expenses		1,763		1,777		29	0.8
Profit before provisions		37,506		53,317		856	42.2
Provisions		893		752		12	(15.8)
Profit before tax	Rs.	36,613	Rs.	52,565	US$	844	43.6%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Investments	Rs.	1,714,391	Rs.	1,770,061	US$	28,407	3.2%
Borrowings		1,453,415		1,547,591		24,837	6.5

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

Net interest income increased by 17.1% from Rs. 25.1 billion in fiscal 2013 to Rs. 29.4 billion in fiscal 2014, primarily due to investment in longer duration statutory liquidity ratio securities at higher yields, offset, in part, by lower yields on non-statutory liquidity ratio investments due to maturity of high yielding bonds and debentures.

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

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Net interest income	Rs.	9,960	Rs.	10,615	US$	170	6.6%
Non-interest income		4,300		5,903		95	37.3
Total income		14,260		16,518		265	15.8
Non-interest expenses		4,396		5,109		82	16.2
Profit before provisions		9,864		11,409		183	15.7
Provisions		3,454		2,377		38	(31.2)
Profit before tax	Rs.	6,410	Rs.	9,032	US$	145	40.9%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Advances	Rs.	376,854	Rs.	534,086	US$	8,571	41.7%
Investments		88,111		58,417		938	(33.7)
Deposits		228,693		372,840		5,984	63.0
Borrowings	Rs.	166,315	Rs.	187,829	US$	3,014	12.9%

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

Net interest income increased by 6.6% from Rs. 10.0 billion in fiscal 2013 to Rs. 10.6 billion in fiscal 2014, primarily due to an increase in net interest income of ICICI Bank UK and ICICI Bank Canada, offset, in part, by a decrease in interest received on income tax refunds upon the completion of pending income tax assessments of Rs. 2.0 billion in fiscal 2014 compared to Rs. 2.7 billion in fiscal 2013. The net interest income of ICICI Bank UK increased on account of an increase in average interest-earning assets. Average interest-earning assets increased primarily due to an increase in average loans and advances offset, in part, by a decrease in average investments and average overnight and term placements. The net interest income of ICICI Bank Canada increased primarily due to an increase in net interest margin in fiscal 2014 as compared to fiscal 2013.

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

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Premium earned	Rs.	135,382	Rs.	124,287	US$	1,995	(8.2)%
Premium on reinsurance ceded		(1,210)		(1,460)		(23)	20.7
Net premium earned		134,172		122,827		1,972	(8.5)
Other income		26,479		22,989		369	(13.2)
Investment income		13,109		13,685		220	4.4
Total income		173,760		159,501		2,561	(8.2)
Commission paid		7,654		6,275		101	(18.0)
Claims/benefits paid		11,662		10,773		173	(7.6)
Operating expenses		18,026		17,095		274	(5.2)
Total expenses		37,342		34,143		548	(8.6)
Transfer to linked funds		94,334		81,387		1,306	(13.7)
Provisions for policy holder liabilities (non-linked)		26,387		28,679		460	8.7
Profit before tax	Rs.	15,697	Rs.	15,292	US$	247	(2.6)%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Investments	Rs.	145,083	Rs.	187,764	US$	3,013	29.4%
Assets held to cover linked liabilities		575,208		603,104		9,679	4.8
Liabilities on life policies in force	Rs.	689,105	Rs.	749,265	US$	12,025	8.7%

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

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Gross written premium (including premium on reinsurance accepted)	Rs.	64,091	Rs.	71,761	US$	1,152	12.0%
Premium on reinsurance ceded		(22,636)		(26,781)		(430)	18.3
Unexpired risk reserve		(1,362)		(1,451)		(23)	6.5
Net premium earned		40,093		43,529		699	8.6
Commission income (net)		1,831		2,291		37	25.1
Investment income from pool(1)		141		179		3	27.0
Investment income		5,730		7,877		126	37.5
Total income		47,795		53,876		865	12.7
Operating expenses		10,189		12,129		195	19.0
Claims/benefits paid		33,789		36,189		581	7.1
Other expenses (net)		1,000		356		6	(64.4)
Total expense		44,978		48,674		782	8.2
Profit/(loss) before tax	Rs.	2,817	Rs.	5,202	US$	83	84.7%

(1)	Investment income from pool represents our share of income from the terrorism pool. The pool represents a multilateral reinsurance arrangement entered into by ICICI Lombard General Insurance Company together with other Indian insurance companies and the General Insurance Corporation of India. The funds belonging to the terrorism pool are administered by the General Insurance Corporation of India.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Investments	Rs.	67,275	Rs.	87,452	US$	1,403	30.0%
Current liabilities including claims outstanding		77,460		87,278		1,401	12.7
Provisions	Rs.	21,875	Rs.	23,223	US$	373	6.2%

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

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2013		2014		2014		2014/2013 % change
	(in millions, except percentages)
Net interest income	Rs.	3,960	Rs.	4,291	US$	69	8.4%
Non-interest income		14,740		17,606		261	19.4
Total income		18,700		21,897		330	17.1
Non-interest expenses		10,820		12,097		179	11.8
Operating profit before provisions and tax		7,880		9,800		151	24.4
Provisions		63		16		-	(74.6)
Profit before tax	Rs.	7,817	Rs.	9,784	US$	151	25.2%

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

Related Party Transactions

During fiscal 2015, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

During fiscal 2015, the following parties were identified as our associates/other related entities: FINO PayTech Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth, ICICI Merchant Services Private Limited, India Infradebt Limited, India Advantage Fund-III, India Advantage Fund-IV and Catalyst Management Services Private Limited.

India Advantage Fund-III and India Advantage Fund-IV have been identified as related parties during the three months ended June 30, 2014 and September 30, 2014 respectively. Mewar Aanchalik Gramin Bank ceased to be a related party from the three months ended June 30, 2014.

Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel during fiscal 2015: Ms. Chanda Kochhar; Mr. N. S. Kannan; Mr. K. Ramkumar and Mr. Rajiv Sabharwal. The close family members of the above key management personnel are also our related parties. Close family members in relation to the executive directors means their spouses, children, siblings and parents. We have applied the Indian GAAP standard in determining the close family members of the executive directors.

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

Insurance Services

During fiscal 2015, we received insurance premiums from our associates/other related entities amounting to Rs. 34 million, from key management personnel of the Bank amounting to Rs. 1 million and from the close family members of key management personnel amounting to Rs. 1 million. Our material transactions during fiscal 2015 amounted to Rs.16 million of premiums received from ICICI Foundation for Inclusive Growth and amounted to Rs. 12 million of premiums received from FINO PayTech Limited. The premiums received were towards cover for health insurance, personal accident, motor and miscellaneous items.

During fiscal 2015, we paid claims to I-Process Services (India) Private Limited amounting to Rs. 0. 3 million and the close family members of key management personnel amounting to Rs. 0.6 million.

Fees, Commission and Other Income

During fiscal 2015, we received fees, commission and other income from our associates/other related entities amounting to Rs. 31 million, from key management personnel of the Bank amounting to Rs. 2 million and from the close family members of key management personnel, amounting to Rs. 0.01 million. Our material transactions during fiscal 2015 included Rs. 12 million of fees, commissions and other income received from India Advantage Fund IV, Rs. 9 million of fees, commission and other income received from India Infradebt Limited, Rs. 5 million of fees, commission and other income received from ICICI Merchant Services Private Limited. These transactions primarily generated management, arranger fees and bank charges for us.

1 Insignificant amount

Lease of Premises, Shared Corporate and Facilities Expenses

During fiscal 2015, we received lease of premises, facilities and other administrative costs from our associates/other related entities amounting to Rs. 80 million. Our material transactions during fiscal 2015 included Rs. 52 million received from ICICI Foundation for Inclusive Growth and Rs. 23 million from FINO PayTech Limited. The amounts were paid to the Bank towards its share of the shared corporate expenses, infrastructure and technology sharing charges as specified by the operations agreement between the Bank and ICICI Foundation for Inclusive Growth and FINO PayTech Limited.

Secondment of Employees

During fiscal 2015, we received compensation from ICICI Foundation for Inclusive Growth amounting to Rs. 12 million, and I-Process Services (India) Private Limited amounting to Rs. 7 million for the secondment of our employees.

Brokerage, Fees and Other Expenses

During fiscal 2015, we paid brokerage fees and other expenses to our associates/other related entities amounting to Rs. 4.9 billion. Our material transactions during fiscal 2015 included Rs. 2.4 billion brokerage fees and other expenses paid to I-Process Services (India) Private Limited, Rs. 2.2 billion brokerage fees and other expenses paid to ICICI Merchant Services Private Limited. These transactions primarily pertain to outsourcing services and expenses towards providing basic banking services.

Purchase of Investments

During fiscal 2015, we invested Rs. 2.0 billion in the units of India Advantage Fund-IV and Rs. 1.2 billion in the units of India Advantage Fund-III.

During fiscal 2015, we invested Rs. 800 million in the non-convertible debentures issued by India Infradebt Limited. Our material transactions during fiscal 2015 included investment of Rs. 550 million by ICICI Securities Primary Dealership Limited and Rs. 250 million by ICICI Prudential Life Insurance Company Limited.

Redemption/buyback of Investments

During fiscal 2015, we received Rs. 281 million from India Advantage Fund-III and Rs. 102 million from India Advantage Fund-IV on account of redemption of units and distribution of gain/loss on units.

Custodial services

During fiscal 2015, we received custodian charges from India Advantage Fund-III amounting to Rs. 0.7 million and from India Advantage Fund-IV amounting to Rs. 0.4 million.

Interest Expenses

During fiscal 2015, we paid interest to our associates/other related entities amounting to Rs. 235 million, to our key management personnel amounting to Rs. 6 million and to the close family members of key management personnel amounting to Rs. 2 million, towards interest on deposits. Our material transactions during fiscal 2015 included Rs. 232 million of interest paid to India Infradebt Limited.

Interest Income

During fiscal 2015, we received interest from our associates/other related entities amounting to Rs. 71 million, from our key management personnel amounting to Rs. 1 million, and from the close family members of key management personnel amounting to Rs. 2 million. Our material transactions during fiscal 2015 included Rs. 48 million of interest received from ICICI Merchant Services Private Limited and Rs. 23 million of interest received from India Infradebt Limited. These transactions mainly pertain to interest received on Non-convertible debentures.

Dividends Paid

During fiscal 2015, the Bank paid dividends to its key management personnel, amounting to Rs. 10 million. The dividend paid during fiscal 2015 to Ms. Chanda Kochhar was Rs. 8 million, to Mr. N. S. Kannan was Rs. 1 million and Mr. Rajiv Sabharwal was Rs. 1 million.

Donations Given

During fiscal 2015, we gave donations to the ICICI Foundation for Inclusive Growth amounting to Rs. 707 million.

Related Party Balances

The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At year-end fiscal 2015
	(in millions)
Deposits from related parties with us	Rs.	2,034
Loans and advances to related parties(1)		1
Our investments in related parties		5,683
Investments in our shares held by related parties		..
Payables to related parties		653
Receivables from related parties		69
Guarantees issued by us for related parties	Rs.	0	*

* Insignificant amount

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2015
	(in million, except number of shares)
Deposits from key management personnel	Rs.	97
Loans and advances to key management personnel(2)		37
Investments in our shares held by key management personnel		5
Employee stock options outstanding (numbers)		19,255,000
Employee stock options exercised(3)	Rs.	6.3

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2015
	(in million)
Deposits from close family members of key management personnel	Rs.	42
Loans and advances to close family members of key management personnel(1)	Rs.	15

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the key management personnel:

Items	Year ended March 31, 2015
	(in millions)
Deposits from key management personnel	Rs.	218
Loans and advances to key management personnel(2)		38
Investments in our shares held by key management personnel	Rs.	5

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	Year ended March 31, 2015
	(in million)
Deposits from close family members of key management personnel	Rs.	42
Loans and advances to close family members of key management personnel(1)	Rs.	18

(1)	The loans and advances (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(2)	The loans and advances (a) were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or (b) were made on the same terms, including interest rates and collateral, as those prevailing at the time for other employees as part of employee loan scheme, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(3)	During fiscal 2015, 3,170,000 employee stock options were exercised by the key management personnel of the Bank, which have been reported at face value.

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

From fiscal 2009, ICICI Bank started applying equity method accounting for investment in Prize Petroleum Company Limited as per the equity method prescribed by AS 23 on “Accounting for Investments in Associates in Consolidated Financial Statements”. From fiscal 2012, due to the sale of investments in the equity share capital of Prize Petroleum Company Limited, this entity ceased to be an associate from its date of the sale, and, accordingly, has not been consolidated.

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

From fiscal 2011, ICICI Bank started applying equity method accounting for investment in Mewar Aanchalik Gramin Bank as per the equity method prescribed by AS 23 on “Accounting for Investments in Associates in Consolidated Financial Statements”. However, from fiscal 2015, Mewar Aanchalik Gramin Bank and another Regional Rural Bank were amalgamated into a single Regional Rural Bank. ICICI Bank does not have any shareholding in the new Regional Rural Bank. Accordingly, this entity ceased to be an associate from its date of the amalgamation, and, accordingly, has not been consolidated.

From fiscal 2013, ICICI Bank started applying equity method accounting for investment in India Infradebt Limited as per the equity method prescribed by AS 23 on “Accounting for Investments in Associates in Consolidated Financial Statements”.

During fiscal 2014, TCW/ICICI Investment Partners Limited ceased to be a jointly controlled entity and accordingly, has not been consolidated.

From fiscal 2015, ICICI Bank started applying equity method accounting for investment in India Advantage Fund-III and India Advantage Fund-IV as per the equity method prescribed by AS 23 on “Accounting for Investments in Associates in Consolidated Financial Statements”.

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

Reconciliation of Net Profit between Indian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2015, fiscal 2014 and fiscal 2013 that would result from the application of U.S. GAAP instead of Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 116.9 billion in fiscal 2015 under U.S. GAAP was lower than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 122.5 billion under Indian GAAP. During fiscal 2015, the net income under U.S. GAAP was lower primarily due to the impact of higher loan loss provisioning under U.S. GAAP as compared to Indian GAAP, reversal of exchange gain recognized in the income statement under Indian GAAP on repatriation of retained earnings by overseas branches, lower profits attributable to the shareholders’ of ICICI Bank from insurance subsidiaries and higher share of loss in equity affiliate, higher losses on valuation of securities under U.S. GAAP and the impact of differences in accounting for compensation cost under U.S. GAAP, offset, in part, by a higher deferred tax benefit as compared to Indian GAAP and the impact of amortization of loan processing fees, net of costs under

U.S. GAAP. See also note 20 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

The difference in accounting for the provision for loan losses resulted in a lower net income by Rs. 7.8 billion in fiscal 2015 as compared to lower net income by Rs. 8.7 billion in fiscal 2014 under U.S. GAAP, as compared to Indian GAAP. This was primarily due to differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, resulting in timing differences in the recognition of such allowances. The cumulative provisions under U.S. GAAP at year-end fiscal 2015 continue to be higher than the cumulative provisions held under Indian GAAP, as shown in the statement of stockholders’ equity reconciliation. See also note 20(a) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

The difference in accounting for business combinations resulted in lower net income under U.S. GAAP by Rs. 0.7 billion in fiscal 2015 and by Rs. 0.8 billion in fiscal 2014, primarily because of the amortization of intangible assets. Under Indian GAAP, no intangible assets were created in business combinations by the Bank. However, under U.S. GAAP, intangible assets are created as required by FASB ASC Topic 805, “Business Combinations”. These intangibles are amortized over the estimated useful life of the intangible assets.

The difference in accounting for consolidation resulted in lower net income by Rs. 4.0 billion in fiscal 2015 as compared to lower net income by Rs. 1.2 billion in fiscal 2014 under U.S. GAAP as compared to Indian GAAP. This was primarily due to lower profits of our insurance subsidiaries by Rs. 1.4 billion in fiscal 2015 under U.S. GAAP as compared to Indian GAAP. The share of losses from 3i Infotech Limited which is treated as equity affiliate under U.S. GAAP, but not under Indian GAAP, resulted in loss of Rs. 2.5 billion in fiscal 2015 under U.S. GAAP as compared to Indian GAAP. See also note 20(c) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

The difference in accounting for the valuation of debt and equity securities resulted in lower net income by Rs. 2.2 billion in fiscal 2015 as compared to lower net income by Rs. 5.8 billion in fiscal 2014 under U.S. GAAP as compared to Indian GAAP. This was primarily due to the revaluation, resulting from changes in foreign currency exchange rates of Euro, USD and GBP denominated available-for-sale debt securities under U.S. GAAP resulting in a gain of Rs. 0.4 billion in fiscal 2015 as compared to a loss of Rs. 2.5 billion in fiscal 2014. Under U.S. GAAP, currency revaluation gains/losses on available-for-sale debt securities denominated in foreign currency, are reflected in other comprehensive income, while under Indian GAAP these changes are reflected in the profit and loss account. Such foreign currency denominated available-for-sale securities are either funded in the same currency or the exchange rate risk on these investments is covered by foreign currency forwards/swaps. The impact of currency revaluation on such funding liabilities and the derivatives is taken through the income statement under both Indian GAAP and U.S. GAAP. Therefore, while the exchange rate movement risk on foreign currency denominated available-for-sale securities is economically covered, the difference in accounting treatment of the assets under U.S. GAAP as compared to Indian GAAP results in a difference in net profit between Indian GAAP and U.S. GAAP.

Under Indian GAAP unrealized losses of held for trading and available for sale securities are taken to profit and loss account. Under Indian GAAP, net unrealized gains on investments by category are ignored. Under U.S. GAAP, unrealized gains or losses on trading assets are recognized in the profit and loss account and unrealized gains or losses on securities classified as ‘available for sale’, which include all securities classified as ‘held to maturity’ under Indian GAAP, are recognized in other comprehensive income under stockholders’ equity except for the unrealized losses on securities identified as other than temporarily impaired which are recognized in profit and loss account. There was a negative impact of other-than-temporary impairment of Rs. 3.8 billion in fiscal 2015 as compared to Rs. 2.3 billion in fiscal 2014 under U.S. GAAP. Further, there was a positive impact of Rs. 1.3 billion in fiscal 2015 as compared to a negative impact of Rs. 0.9 billion in fiscal 2014 under U.S. GAAP, due to differences in mark-to-market accounting for available for sale securities and other differences. See also note 20(d) to our “Consolidated financial statements —Schedules forming part of the consolidated financial statements —Additional notes” under U.S. GAAP included herein.

We earn fees and incur costs on the origination of loans which are recognized upfront in Indian GAAP but are amortized in U.S. GAAP. Amortization of loan origination fees and costs resulted in higher income by Rs. 10.2 billion in fiscal 2015 as compared to higher income by Rs. 6.8 billion in fiscal 2014 under U.S. GAAP as compared to Indian GAAP. This was primarily due to a positive impact on account of retirement benefit costs and amortization of loan origination fees and costs. Under U.S. GAAP, the positive impact on loan processing fees and costs in fiscal 2015 increased as compared to fiscal 2014 primarily due to higher direct loan origination costs in consumer loans resulting from an increase in business volume in these loans. In fiscal 2015, retirement benefit cost was lower under U.S. GAAP as compared to Indian GAAP due to higher actuarial losses which are accounted upfront in the profit and loss account under Indian GAAP, but accounted in other comprehensive income under U.S. GAAP and thereafter amortised as per U.S. GAAP accounting guidelines. See also note 20(e) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

Under Indian GAAP, on the disposal/partial disposal of a non-integral foreign operation, the cumulative/proportionate amount of the exchange differences which has been accumulated in the foreign currency translation reserve and which refers to that operation are recognized as income or expenses in the same period in which the gain or loss on disposal is recognized. Under U.S. GAAP, gain or loss accumulated in the foreign currency translation reserve is recognized in the income statement only on complete/substantially complete disposal of a non-integral foreign operation. Accordingly, profit on exchange gain on repatriation of retained earnings from overseas branches amounting to Rs. 7.5 billion under Indian GAAP was reversed under U.S. GAAP resulting in lower profit by Rs. 7.5 billion under U.S. GAAP compared to Indian GAAP in fiscal 2015. During fiscal 2014, profit on exchange difference on repatriation of retained earnings from overseas branches amounting to Rs. 2.2 billion under Indian GAAP was reversed under U.S. GAAP. See also note 20(j) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

Deferred tax expenses were lower by Rs. 11.6 billion in fiscal 2015 as compared to being lower by Rs. 5.2 billion in fiscal 2014 under U.S. GAAP as compared to Indian GAAP.

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits, in order to avail the tax benefits as per the Income Tax Act, 1961. Such tax benefits are refundable if the funds are withdrawn from the Special Reserve in future periods. A deferred tax liability was not being recognized on such Special Reserve as the Group does not intend to ever withdraw from this Reserve and therefore differences between taxable income and accounting income were considered not to be temporary in nature. In fiscal 2014, the Reserve Bank of India advised all banks in India to recognize a deferred tax liability on the amount outstanding in Special Reserve, under Indian GAAP. The Reserve Bank of India further permitted banks to recognized such deferred tax liabilities on the Special Reserve outstanding at year-end fiscal 2013 through reserves and the amount transferred to Special Reserve after April 1, 2013 through profit and loss account. Further, in fiscal 2015, the National Housing Board advised all housing finance companies in India to recognize a deferred tax liability on the amount outstanding in Special Reserve, under Indian GAAP. The National Housing Board further permitted housing finance companies to recognize such deferred tax liabilities on the Special Reserve outstanding at year-end fiscal 2014 through reserves and the amount transferred to Special Reserve after April 1, 2014 through profit and loss account. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not created on Special Reserve based on the Group’s continuing intention to not ever withdraw/utilize such Special Reserve and on an opinion from the legal counsel about non–taxability of such Special Reserve in the scenario of liquidation. This resulted in a reversal of deferred tax expenses of Rs. 3.7 billion under U.S. GAAP which were recognized under Indian GAAP.

Further, there was difference due to the positive tax impact of Rs. 3.8 billion in fiscal 2015 on U.S. GAAP adjustments over Indian GAAP as compared to the positive tax impact of Rs. 2.9 billion in fiscal 2014. In fiscal 2015, deferred tax assets of Rs. 2.4 billion was recognized on unabsorbed depreciation and carried forward capital losses under U.S. GAAP based on more-likely-than-not criteria as compared to Rs. 0.9 billion in fiscal 2014. Under Indian GAAP, deferred tax assets was not recognized on unabsorbed depreciation and carried forward capital losses due to virtual certainty criteria. Further, there was difference due to the tax impact of Rs. 1.9 billion recognized on undistributed earnings of subsidiaries and affiliates under U.S. GAAP, but not recognized under Indian GAAP. See also note 20(i) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 101.4 billion in fiscal 2014 under U.S. GAAP was lower than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 110.4 billion under Indian GAAP. During fiscal 2014, the net income under U.S. GAAP was lower primarily due to the impact of higher loan loss provisioning of Rs. 8.7 billion under U.S. GAAP, negative impact of Rs. 5.8 billion on valuation of securities under U.S. GAAP as compared to Indian GAAP, reversal of exchange gain recognized in the income statement under Indian GAAP on repatriation of profits by overseas branches amounting to Rs. 2.2 billion, negative impact of Rs. 2.2 billion due to differences in accounting for compensation cost under U.S. GAAP and lower profits of Rs. 1.2 billion attributable to ICICI Bank from insurance subsidiaries. During fiscal 2014, as compared to Indian GAAP, net income under U.S. GAAP was impacted positively by the impact of amortization of loan origination fees and costs of Rs. 6.9 billion and lower deferred tax expenses of Rs. 5.2 billion as compared to Indian GAAP. See also note 20 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

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

The Bank computes the market value of its unquoted equity shares at the break-up value, if the latest balance sheet is available. If such a balance sheet is not available, the unquoted equity shares are valued at Re. 1 in accordance with the Reserve Bank of India guidelines.

The Bank computes the market value of its securities, under the available-for-sale and held for trading categories, scrip-wise (that is, by individual securities) and the depreciation/appreciation is aggregated for each category. Net appreciation in each category, if any, is ignored, as it is unrealized while net depreciation is provided for. Non-performing investments are identified based on the Reserve Bank of India guidelines.

The Bank accounts for repurchase and reverse repurchase transactions with banks and financial institutions as borrowing and lending transactions respectively in accordance with the current guidelines of the Reserve Bank of India. The Bank accounts for transactions with the Reserve Bank of India under the liquidity adjustment facility as borrowing and lending transactions.

As per the Reserve Bank of India guidelines, the Bank follows the trade date method of accounting for the purchase and sale of investments, except for government of India and state government securities, for which the settlement date method of accounting is followed.

Provisions/Write-offs on Loans and Other Credit Facilities

Provisions are generally made by ICICI Bank on standard, substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided/written off to the extent required by Reserve Bank of India guidelines. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant Reserve Bank of India guidelines, are classified as non-performing loans to the extent of the amount outstanding in the host country. For loans booked in overseas branches, which are standard as per the extant Reserve Bank of India guidelines but are classified as non-performing loans based on host country guidelines, provisions are made as per the host country regulations. For loans booked in overseas branches, which are non-performing loans as per the extant Reserve Bank of India guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under Reserve Bank of India regulations and host country regulations. In respect of borrowers classified as non-cooperative borrowers, willful defaulters and NPAs covered under distressed assets framework of RBI, the Bank makes accelerated provisions as per extant RBI guidelines. The Bank held specific provisions for retail loans that are higher than the minimum regulatory requirements. The Bank held specific provisions against non-performing loans and a general provision against standard loans and floating provision taken over from the Bank of Rajasthan upon amalgamation.

The Bank determines provision for its restructured/rescheduled loans based on the diminution in the fair value of the loan under the methodology prescribed by the Reserve Bank of India. Loan accounts that are classified as standard and subjected to restructuring attract higher standard asset provisions and carry higher risk weights than other standard assets. Loan accounts subjected to restructuring are upgraded to the standard category if the borrower demonstrates, over a minimum period of one year after the date when first payment of interest or of principal, whichever is later, falls due, the ability to repay the loan in accordance with the contractual terms and after it reverts to the normal level of standard asset provisions and risk weights.

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

In the case of loans sold to an asset reconstruction company, the excess provision was not reversed but is utilized to meet the shortfall/loss on account of the sale of other financial assets to the securitization/ reconstruction company. With effect from February 26, 2014, in accordance with the Reserve Bank of India guidelines, in case of non-performing loans sold to securitization/reconstruction company, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received.

Further, as per the Reserve Bank of India circular dated March 11, 2015, the Bank reverses the excess provision/reserve on account of sale of non-performing loans to securitization/reconstruction company prior to February 26, 2014 to profit and loss account.

ICICI Prudential Life Insurance Company

Premium for non-linked policies is recognized as income when due from policyholders. For unit-linked business, premium is recognized as income when the associated units are created. Premium on lapsed policies is recognized as income when such policies are reinstated.

Income from unit-linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the unit-linked funds in accordance with terms and conditions of policies issued and are recognized when due.

Acquisition costs are costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred.

The actuarial liabilities are calculated in accordance with accepted actuarial practice, requirements of Insurance Act, 1938 (amended by the Insurance Laws (Amendment) Act, 2015), regulations notified by the Insurance Regulatory and Development Authority of India and Actuarial Practice Standards of the Institute of Actuaries of India.

Amounts estimated by Appointed Actuary as funds for future appropriations in respect of lapsed unit-linked policies, are set aside in the balance sheet and are not available for distribution to Shareholders until the expiry of the maximum revival period. After expiry of the revival period, the Company may appropriate as surplus on the Appointed Actuary's recommendation.

Based on the recommendation of Appointed Actuary unappropriated profits are held in the balance sheet as funds for future appropriations.

Investments are made and accounted for in accordance with the Insurance Act, 1938 (amended by the Insurance Laws (Amendment) Act, 2015), Insurance Regulatory and Development Authority (Investments) Regulations, 2000 amended from time to time, Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor’s Report of Insurance Companies) Regulations, 2002, Investment Policy of the Company and various other circulars/notifications issued by the Insurance Regulatory and Development Authority of India in this context from time to time. Accordingly, unrealized gain on investment is not taken into the profit and loss account except in the case of unit-linked businesses. Unrealized gains/losses arising due to changes in the fair value of equity shares and mutual fund units, in non-unit-linked policyholders’ and shareholders’ segments, are reflected in the “Fair value change account” in the balance sheet.

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

A description of the valuation methodologies of Level 3 investments under U.S. GAAP

Our total investment in Level 3 instruments amounted to Rs. 128.7 billion at year-end fiscal 2015, as compared to Rs. 139.1 billion at year-end fiscal 2014. Out of the total Level 3 investments, investments amounting to Rs. 125.5 billion were India-linked and investments amounting to Rs. 3.2 billion were non-India linked. India-linked investments consisted of pass through certificates of Rs. 117.1 billion, venture capital units of Rs. 4.1 billion, corporate bonds of Rs. 1.0 billion, security receipts of Rs. 0.6 billion, equity shares of Rs. 2.3 billion and debentures of Rs. 0.4 billion. Non-India linked investments consisted of mortgage backed securities of Rs. 3.2 billion at year-end fiscal 2015.

Bonds that have been identified as illiquid and valued on the basis of a valuation model are classified as Level 3 instruments, only if the input used to value those securities is collected from unobservable market data or if the bonds were valued after making adjustment to the market observable data. The investment in bonds of

Rs. 1.0 billion is valued at the amortized cost net of impairment or based on prices available from Bloomberg which are developed using internal estimates and assumptions or based on market value of the underlying collateral.

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

Our Canadian subsidiary holds retained interest, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, which has been recorded as available-for-sale securities in the balance sheet at fair value of Rs. 3.2 billion determined using an internal model.

The methodologies we use for validating the pricing of products which are priced with reference to market observable inputs include comparing the outputs of our models with counterparty quotes, in comparison with pricing from third party pricing tools, replicating the valuation methodology used in the model or other methods used on a case-by-case basis. The prices are also computed under various scenarios and are checked for consistency. However, for products where theres are no reliable market prices or market observable inputs available, valuation is carried out using models developed using alternate approaches and incorporating proxies wherever applicable. The validation of pricing models is performed by an entity/unit independent of the risk management group as per the framework approved by the Asset Liability Management Committee.

Recently Issued Accounting Pronouncements under U.S. GAAP

Reporting discontinued operations and disclosures of disposals of components of an entity

In April 2014, the FASB issued Accounting Standards Update No. 2014-08, “Reporting discontinued operations and disclosures of disposals of components of an entity” (ASU2014-08), an update to Topic 205 – Presentation of financial statements and Topic 360 – Property, plant, and equipment. The amendments in this Update change the requirements for reporting discontinued operations in Subtopic 205-20. A discontinued operation may include a component of an entity or a group of components of an entity, or a business or nonprofit activity. A disposal of a component of an entity or a group of components of an entity is required to be reported in discontinued operations if the disposal represents a strategic shift having a major effect on an entity’s operations and financial results. The amendments in this Update require additional disclosures that will provide more information about the assets, liabilities, income and expenses of discontinued operations. Accounting Standards Update No. 2014-08 is effective for interim and annual reporting periods beginning after December 15, 2014. We are in the process of evaluating the impact of adopting this statement.

Revenue from contracts with customers

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, “Revenue from contracts with customers” (ASU2014-09), an update to Topic 606 – Revenue from contracts with customers. The amendments in this Update require an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Accounting Standards Update No. 2014-09 is effective for interim and annual reporting periods beginning after December 15, 2016. We are in the process of evaluating the impact of adopting this statement.

Repurchase-to-maturity transactions, repurchase financings, and disclosures

In June 2014, the FASB issued Accounting Standards Update No. 2014-11, “Repurchase-to-maturity transactions, repurchase financings, and disclosures” (ASU2014-11), an update to Topic 860 – Transfers and servicing. The amendments in this Update changes the accounting for repurchase-to-maturity transactions and linked repurchase financings to secured borrowed accounting. The ASU also requires disclosures about transfers accounted for as sales in transactions that are economically similar to repurchase agreements and about the types of collateral pledged in repurchase agreements and similar transactions accounted for as secured borrowings. Accounting Standards Update No. 2014-11 is effective for interim and annual reporting periods beginning after December 15, 2014. Adoption of this ASU will not have a material effect on our financial statements.

Measuring the financial assets and the financial liabilities of a consolidated collateralized financing entity

In August 2014, the FASB issued Accounting Standards Update No. 2014-13, “Measuring the financial assets and the financial liabilities of a consolidated collateralized financing entity” (ASU2014-13), an update to Topic 810 – Consolidation. The amendments in this Update provides two alternative methods for measuring the fair value of a consolidated collateralized financing entity’s financial assets and financial liabilities. The first method requires the fair value of the financial assets and liabilities to be measured using the requirements of ASC Topic 820, Fair Value Measurements and Disclosures, with any differences between the fair value of the financial assets and financial liabilities being attributed to the consolidated collateralized financing entity and reflected in earnings in the consolidated statement of income. The alternative method requires measuring both the financial assets and financial liabilities using the more observable of the fair value of the assets or liabilities. The alternative method would also take into consideration the carrying value of any beneficial interests of the consolidated collateralized financing entity held by the parent, including those representing compensation for services, and the carrying value of any nonfinancial assets held temporarily. Accounting Standards Update No. 2014-13 is effective for interim and annual reporting periods beginning after December 15, 2015. Adoption of this ASU will not have a material effect on our financial statements.

Determining whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity

In November 2014, the FASB issued Accounting Standards Update No. 2014-16, “Determining whether the host contract in a hybrid financial instrument issued in the form of a share is more akin to debt or to equity” (ASU2014-16), an update to Topic 815 – Derivatives and hedging. The ASU requires an entity to evaluate the economic characteristics and risks of an entire hybrid financial instrument issued in the form of a share (which includes the embedded derivative feature) in order to determine whether the nature of the host contract is more akin to debt or equity. Further, the ASU also clarifies that no single term or feature would necessarily determine the economic characteristics and risks of the host contract. Accordingly, an entity should use judgment based on an evaluation of all the relevant terms and features. Accounting Standards Update No. 2014-16 is effective for interim and annual reporting periods beginning after December 15, 2015. We are in the process of evaluating the impact of adopting this statement.

Amendments to the Consolidation Analysis

In February 2015, the FASB issued Accounting Standards Update No. 2015-02, “Amendments to the consolidation analysis” (ASU2015-02), an update to Topic 810 – Consolidation. The amendments in this Update intended to improve certain areas of consolidation guidance for legal entities such as limited partnerships, limited liability companies and securitization structures. The ASU will reduce the number of consolidation models. Accounting Standards Update No. 2015-02 is effective for interim and annual reporting periods beginning after December 15, 2015. We are in the process of evaluating the impact of adopting this statement.

Convergence of Indian accounting standards with International Financial Reporting Standards

The financial statements and other financial information included in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. The Institute of Chartered Accountants of India issued Ind AS (a revised set of accounting standards) which converges the Indian accounting standards with International Financial Reporting Standards. The Ministry of Corporate Affairs which is the law making authority for adoption of accounting standards in India has notified these Ind AS for adoption. Further, the ministry has also issued a roadmap for transition to Ind AS by Indian companies in a phased manner starting from April 1, 2016. However, the roadmap does not cover banking companies, non-banking finance companies and insurance companies. The roadmap for transition for these companies would be separately issued by their respective regulators in India. Accordingly, few of our group companies would adopt Ind AS from April 1, 2017 and other group companies, including ICICI Bank, would adopt Ind AS when notified by their respective regulators. Further, we may issue financial statements under International Financial Reporting Standards prior to the schedule that may be announced by Indian regulators, for compliance with regulations in certain jurisdictions where we have operations or where our securities are listed. Financial statements prepared under standards different than the existing GAAP may diverge significantly from the financial statements and other financial information included in this annual report.

Management

Directors and Executive Officers

Our Board of Directors, consisting of 12 members at July 8, 2015, is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, 2013, change the maximum number of directors by a special resolution which has to be duly approved by the shareholders. A special resolution is considered as duly approved where the votes cast by members in favour of the resolution are not less than three times the number of the votes, if any, cast against the resolution. In addition, under the Banking Regulation Act 1949, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our Board of Directors.

The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture and small scale industry. All of our directors are professionals with special knowledge of one or more of the above areas. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India, in addition to the approval of shareholders required for appointment of all directors other than the government director and the debenture director. In classification of directors as independent, we have relied on the declaration of independence provided by the independent directors as prescribed under the Companies Act and placed at the board meeting held on April 27, 2015, applicable Reserve Bank of India guidelines and circulars and certain legal advice obtained. The Companies Act excludes the government director from the definition of independent director. The Reserve Bank of India has also prescribed ‘fit and proper’ criteria to be considered while appointing persons as directors of banking companies. Our directors (other than the government director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our Board Governance, Remuneration & Nomination Committee/Board of Directors has reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria. Further, pursuant to the Reserve Bank of India guidelines, a person would be eligible for appointment as director if he or she is between 35 and 70 years of age.

Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, there is no debenture director on our Board of Directors.

Of the 12 directors, four directors are in our whole-time employment or executive directors, one is a government director and the remaining seven directors are independent directors. Mr. Alok Tandon, Joint Secretary, Department of Financial Services, Ministry of Finance, has been nominated as government nominee director on the Board of ICICI Bank Limited in place of Mr. Arvind Kumar, with effect from June 6, 2014. Of the seven independent directors, Mr. M. K. Sharma is the Chairman of our Board and the others are company/corporate executives, retired company executives, advisors and chartered accountants. Of the seven independent directors, two have specialized knowledge in respect of agriculture and rural economy or small scale industry.

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

Mr. K.V. Kamath was the Managing Director and CEO of ICICI Bank from May 3, 2002 until April 30, 2009 and was appointed as non-executive Chairman for a period of five years effective May 1, 2009. The shareholders at the annual general meeting held on June 24, 2013 approved the re-appointment of Mr. K. V. Kamath for a period of five years effective May 1, 2014 up to April 30, 2019 and the Reserve Bank of India had approved his re-appointment for a period of three years effective May 1, 2014 up to April 30, 2017. Mr. K. V. Kamath has relinquished the office as non-executive Chairman effective close of business hours on June 30, 2015, consequent to his nomination as the first President of the New Development Bank being established by the BRICS (Brazil, Russia, India, China and South Africa) nations.

The Board of Directors of the Bank at its meeting held on June 9, 2015 approved the appointment of Mr. M. K. Sharma as the non-executive Chairman of the Board for a period of five years, in place of Mr. K. V. Kamath subject to the approval of the Reserve Bank of India, to be effective from the later of July 1, 2015 or the date of receipt of the Reserve Bank of India approval. The Reserve Bank of India through its letter dated June 30, 2015 approved the appointment of Mr. M. K. Sharma as part-time non-executive Chairman for a period of three years effective July 1, 2015 until June 30, 2018.

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

Mr. N. S. Kannan was appointed as Executive Director, for a period of five years, effective May 1, 2009. The shareholders at the annual general meeting held on June 24, 2013 approved the re-appointment of Mr. N. S. Kannan for a period of five years effective May 1, 2014 up to April 30, 2019. The Reserve Bank of India has approved the re-appointment of Mr. N. S. Kannan up to April 30, 2017.

Mr. Rajiv Sabharwal was appointed as Executive Director for a period of five years effective June 24, 2010. The shareholders at the annual general meeting of the Bank held on June 30, 2014 approved the re-appointment of Mr. Rajiv Sabharwal for a period of five years effective June 24, 2015 until June 23, 2020. The Reserve Bank of India has approved the re-appointment of Mr. Rajiv Sabharwal until June 23, 2018.

The Board, at its Meeting held on March 6, 2014, appointed Mr. V. K. Sharma, Managing Director of Life Insurance Corporation of India as an additional director effective March 6, 2014. The shareholders at the annual general meeting held on June 30, 2014 approved the appointment of Mr. V. K. Sharma as an independent director for a period of five years until March 31, 2019, after which he would be eligible for re-appointment up to March 5, 2022. Mr. Alok Tandon, Joint Secretary, Department of Financial Services, Ministry of Finance, has been nominated as the government nominee director on the Board of Directors in place of Mr. Arvind Kumar with effect from June 6, 2014.

Our Board of Directors had the following members at July 8, 2015:

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at July 8, 2015
Mr. Mahendra Kumar Sharma Independent Chairman	68	July 1, 2015

Non-executive Chairman

Thomas Cook (India) Ltd.

Director
Asian Paints Limited

Atria Convergence Technologies Pvt. Ltd.

Blue Star Limited

East India Investment Co. Pvt. Ltd.

Gwalior Webbing Co. Pvt. Ltd

ICICI Lombard General Insurance Co. Ltd.

ICICI Prudential Asset Management Co. Ltd.

Indian School of Business

The Anglo Scottish Education Society Ltd.

United Spirits Limited

Wipro Ltd.

Mr. Dileep Choksi Non-Executive Director Profession: Advisor	65	April 26, 2013

Director
Arvind Limited

ICICI Lombard General Insurance Company Limited

ICICI Home Finance Company Limited
AIA Engineering Limited
Lupin Limited
Mafatlal Cipherspace Private Limited

Swaraj Engines Limited

Tata Housing Development Company Limited

Hexaware Technologies Limited

Incube Ventures Private Limited

Mr. Homi Khusrokhan Non-Executive Director Profession: Advisor	71	January 21, 2010	Director Amanta Healthcare Limited Fulford (India) Limited Novalead Pharma Private Limited Samson Maritime Limited The Anglo Scottish Education Society

Mr. Alok Tandon Nominee Director Profession: Government Service	52	June 6, 2014	Director IFCI Limited National Credit Guarantee Trustee Company Limited National Housing Bank Small Industries Development Bank of India United India Insurance Company Limited

Mr. M. S. Ramachandran Non-Executive Director Profession: Advisor	70	April 25, 2009

Director
Ester Industries Limited
Gulf Oil Corporation Limited
Gulf Oil Lubricants India Limited

Houghton International Inc. (U.S.A.)
Infrastructure India Plc (ISLE of MAN)
Supreme Petrochem Limited
International Paper APPM Limited

Dr. Tushaar Shah Non-Executive Director Profession: Advisor	63	May 3, 2010	Member of Board of Governors DSC Foundation

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at July 8, 2015
Mr. V. K. Sharma Non-Executive Director Profession: Managing Director, Life Insurance Corporation of India	56	March 6, 2014	Managing Director Life Insurance Corporation of India Director ACC Limited Infrastructure Leasing & Financial Services Limited LIC Pension Fund Limited Life (International) B.S.C Bahrain

Mr. V. Sridar Non-Executive Director Profession: Advisor	67	January 21, 2010

Director
Aadhar Housing Finance Limited
Cent Bank Home Finance Limited
ICICI Prudential Life Insurance Company Limited
IDFC AMC Trustee Company Limited
Ponni Sugars (Erode) Limited
Sarda Metals and Alloys Limited
Seshasayee Paper & Boards Limited

Ms. Chanda Kochhar Managing Director and CEO Profession: Company Executive	53	April 1, 2001

Chairperson
ICICI Bank UK Plc
ICICI Bank Canada
ICICI Prudential Life Insurance Company Limited
ICICI Lombard General Insurance Company
    Limited
ICICI Prudential Asset Management Company

    Limited
ICICI Securities Limited
Director

Catalyst

Member-Board of Directors
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
ICICI Prudential Life Insurance Company Limited
ICICI Lombard General Insurance Company

    Limited
ICICI Prudential Asset Management Company

    Limited

Member - Advisory Board

IITB Monash Research Academy

Mr. K. Ramkumar Executive Director Profession: Company Executive	53	February 1, 2009	Director ICICI Prudential Life Insurance Company Limited ICICI Venture Funds Management Company Limited

Mr. Rajiv Sabharwal Executive Director Profession: Company Executive	49	June 24, 2010	Chairman ICICI Home Finance Company Limited Director ICICI Prudential Life Insurance Company Limited

Our executive officers at June 30, 2015 were as follows:

Name	Age	Designation and Responsibilities	Years of work experience	Total remuneration in fiscal 2015(1) (in Rupees)	Bonus for fiscal 2015(2) (in Rupees)	Stock options granted for fiscal 2014	Stock options granted for fiscal 2015(2)	Total stock options granted through June 2015	Total stock options outstanding at June 30, 2015(3)	Shareholdings at July 3, 2015(4)
Ms. Chanda Kochhar	53	Managing Director and CEO	31	41,898,828	16,655,570	1,450,000	1,450,000	13,475,000	10,950,000	2,219,625
Mr. N. S. Kannan	49	Executive Director	28	29,586,679	11,164,591	725,000	725,000	5,712,000	4,400,000	426,125
Mr. K. Ramkumar	53	Executive Director	30	30,802,570	11,164,591	725,000	725,000	6,800,000	3,290,000	–
Mr. Rajiv Sabharwal	49	Executive Director	25	27,630,149	9,593,920	725,000	655,000	4,305,000	3,670,500	124,500
Mr. Vijay Chandok	47	President	24	28,377,692	8,188,629	525,000	420,000	4,400,500	3,685,000	67,425
Ms. Zarin Daruwala	50	President	25	26,783,025	8,188,629	525,000	420,000	3,948,000	3,470,000	369,975
Mr. Rakesh Jha	43	CFO	18	20,014,195	5,009,256	290,000	290,000	2,983,250	2,140,000	13,500

(1)	Includes salary and other benefits and ICICI Bank’s contribution to superannuation fund, provident and gratuity fund paid for fiscal 2015 and excludes bonus for fiscal 2012, fiscal 2013 and fiscal 2014 which was paid in fiscal 2015.

(2)	Stock options granted and bonuses for fiscal 2015 are subject to approval of the Reserve Bank of India and whole time directors.

(3)	The shares-linked instruments (ESOPs) are at a face value of Rs. 2 each.

(4)	Each stock option, once exercised, is equivalent to one equity share of ICICI Bank. ICICI Bank granted these stock options to its executive officers at no cost. See “—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme” for a description of the other terms of these stock options.

(5)	Executive officers and directors (including non-executive directors) as a group held about 0.06% of ICICI Bank’s equity shares as of this date.

Ms. Chanda Kochhar has a post-graduate degree in management from Jamnalal Bajaj Institute of Management Studies, Mumbai and a degree in cost and works accountancy from the Institute of Cost and Works Accountants of India. She started her career in 1984 with ICICI in its project finance department and has worked in the areas of corporate banking, infrastructure financing, e-commerce, strategy, retail banking, international banking and finance. She was appointed to our Board as an Executive Director in April 2001. Our Board designated her as Deputy Managing Director effective April 29, 2006 and as Joint Managing Director and Chief Financial Officer effective October 19, 2007. Effective May 1, 2009 our Board appointed Ms. Chanda Kochhar as Managing Director and CEO.

Mr. N. S. Kannan is a graduate in mechanical engineering, a post-graduate in management from the Indian Institute of Management, Bangalore and a chartered financial analyst from the Institute of Chartered Financial Analysts of India. He joined ICICI in 1991. He has worked in the areas of corporate finance, infrastructure finance, structured finance, treasury and life insurance. He was Chief Financial Officer and Treasurer of ICICI Bank from 2003 to 2005 and Executive Director on the board of ICICI Prudential Life Insurance Company from 2005 to 2009. Our Board of Directors appointed him as Executive Director and Chief Financial Officer effective May 1, 2009. Our board re-designated Mr. Kannan as Executive Director, effective October 25, 2013. His responsibilities include finance, treasury, commercial banking, corporate legal, risk management, secretarial, corporate communications, corporate branding and the strategic solutions group. He is also responsible for day-to-day administration of the compliance and internal audit functions.

Mr. K. Ramkumar is a science graduate from Madras University with a post-graduate diploma in personnel management. He worked with ICI India before joining ICICI Bank in 2001 in the human resources department. In 2006 he was designated as Group Chief Human Resources Officer. Our Board of Directors appointed him as Executive Director effective February 1, 2009. He is responsible for operations. Effective August 1, 2014, Mr. Ramkumar has also been appointed as the President of ICICI Foundation for Inclusive Growth.

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

Mr. Vijay Chandok is a post-graduate in management from Narsee Monjee Institute of Management Studies, Mumbai. He joined ICICI in 1993 and has worked in the areas of corporate banking, small enterprises and retail banking. He was designated as Group Executive-International Banking in April 2010 and re-designated as President effective May 10, 2011. He is responsible for international banking and the small & medium enterprises business.

Ms. Zarin Daruwala is a chartered accountant and company secretary. She joined ICICI in 1989 and has worked in various areas including project finance, corporate banking, investment banking and agri-business. She was designated as Group Executive – Wholesale Banking in July 2010 and re-designated as President effective May 10, 2011. She is responsible for wholesale banking including corporate banking, project finance, financial institutions & capital markets business and government banking.

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

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditor’s report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, recommendation of appointments, terms of appointment and removal of central and branch statutory auditors and chief internal auditor and fixation of their remuneration, approval of payment to statutory auditors for other permitted services rendered by them, review and monitor with the management the auditor’s independence, performance and effectiveness of audit process, review of functioning of whistle blower policy, review of the quarterly and annual financial statements before submission to the Board, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, approval of transactions with related parties or any subsequent modifications, review of statement of significant related party transactions, review of management letters/letters on internal control weaknesses issued by statutory auditors, reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors and examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk managements systems, scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel and also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer (i.e., the whole-time finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background etc. of the candidate.

All significant audit and non-audit services to be provided by our principal accountants are pre-approved by the Audit Committee before such services are provided to us.

Board Governance, Remuneration & Nomination Committee

As of the date of filing this annual report, the Board Governance, Remuneration and Nomination Committee comprises three independent directors— Mr. Homi Khusrokhan, Mr. M. K. Sharma, and Mr. M. S. Ramachandran. Mr. Homi Khusrokhan, an independent director, is the Chairman of the Committee.

The functions of the Committee include recommending appointments of the Directors to the Board, identifying persons who are qualified to become directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointments and removal, framing an evaluation framework for the evaluation of the performance of the wholetime/independent directors and the Board, recommending to the Board, evaluation of performance of every Director, recommending to the Board a policy relating to the remuneration for the Directors, key managerial personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to wholetime directors, approving the policy for and quantum of bonus payable to the members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policy on Board diversity, framing guidelines for the Employees Stock Option Scheme and recommending of grant of the Bank’s stock options to employees and the wholetime directors of the Bank and its subsidiary companies.

Corporate Social Responsibility Committee

As of the date of filing this annual report, the Corporate Social Responsibility Committee comprises four directors—Mr. M. S. Ramachandran, Dr. Tushaar Shah, Mr. Alok Tandon and Ms. Chanda Kochhar. Mr. M. S. Ramachandran, an independent director, is the Chairman of the Committee.

The functions of the Committee include review of corporate social responsibility initiatives undertaken by the ICICI Group and the ICICI Foundation for Inclusive Growth, formulation and recommendation to the Board of a corporate social responsibility policy indicating the activities to be undertaken by the company and recommendation of the amount of the expenditure to be incurred on such activities, reviewing and recommending the annual corporate social responsibility plan to the Board, making recommendations to the Board with respect to the corporate social responsibility initiatives, policies and practices of the ICICI Group, monitoring the corporate social responsibility activities, implementation and compliance with the corporate social responsibility Policy and reviewing and implementing, if required, any other matter related to corporate social responsibility initiatives as recommended/suggested by the Reserve Bank of India or any other body.

Credit Committee

As of the date of filing this annual report, the Credit Committee comprises three directors—Mr. Homi Khusrokhan, Mr. M. S. Ramachandran and Ms. Chanda Kochhar. Ms. Chanda Kochhar, Managing Director & CEO, is the Chairperson of the Committee.

The functions of the Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

Customer Service Committee

As of the date of filing this annual report, the Customer Service Committee comprises four directors—Mr. M. S. Ramachandran, Mr. V. Sridar, Mr. Alok Tandon and Ms. Chanda Kochhar. Mr. M. S. Ramachandran, an independent director, is the Chairman of the Committee.

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

The Committee monitors and reviews all the frauds involving an amount of Rs. 10.0 million and above with the objective of identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and to put in place measures to rectify the same. The functions of this Committee include identifying the reasons for delay in detection, if any, and reporting to top management of the Bank and the Reserve Bank of India on the same. The progress of investigations and recovery positions is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and action, if required, is completed quickly without loss of time. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls and putting in place other measures as may be considered relevant to strengthen preventive measures against frauds.

Information Technology Strategy Committee

As of the date of filing this annual report, the Information Technology Strategy Committee comprises three directors—Mr. Homi Khusrokhan, Mr. V. Sridar and Ms. Chanda Kochhar. Mr. Homi Khusrokhan, an independent director, is the Chairman of the Committee.

The functions of the Committee are to approve strategy for information technology and policy documents, ensure that information technology strategy is aligned with business strategy, review information technology risks, ensure proper balance of information technology investments for sustaining the Bank’s growth, oversee the aggregate funding of information technology at a Bank-level, ascertain if the management has resources to ensure the proper management of information technology risks and review contribution of information technology to businesses.

Risk Committee

As of the date of filing this annual report, the Risk Committee comprises seven directors—Mr. M. K. Sharma, Mr. Dileep Choksi, Mr. Homi Khusrokhan, Mr. V. K. Sharma, Mr. V. Sridar, Mr. Alok Tandon and Ms. Chanda Kochhar. Mr. M. K. Sharma, an independent director, is the Chairman of the Committee.

The functions of the Committee are to review ICICI Bank’s risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks, business continuity and disaster recovery plan. The functions of the Committee also include review of the Enterprise Risk Management framework of the Bank, risk appetite, stress testing framework, internal capital adequacy assessment process and the framework for capital allocation; review of the status of Basel II and Basel III implementation, risk return profile of the Bank, outsourcing activities, compliance with the Reserve Bank of India guidelines pertaining to credit, market and operational risk management systems and the activities of Asset Liability Management Committee. The Committee also reviews the risk profile template and key risk indicators pertaining to various risks. In addition, the Committee has oversight on risks of subsidiaries covered under the Group Risk Management Framework.

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

Review Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers

The Committee was constituted by the Board at its Meeting held on January 30, 2015, pursuant to the Master Circular on Wilful Defaulters updated by the Reserve Bank of India through its circular dated January 7, 2015. The Managing Director & CEO is the Chairperson of this Committee and any two Independent Directors will comprise the remaining members.

The role of this Committee is to review the order of the Committee for identification of wilful defaulters /non-cooperative borrowers (a Committee comprising wholetime directors and senior executives of the Bank to examine the facts and record the fact of the borrower being a wilful defaulter/non-cooperative borrower) and confirm the same for the order to be considered final.

Committee of Executive Directors

As of the date of filing this annual report, the Committee of Executive Directors comprises all four wholetime directors and Ms. Chanda Kochhar, Managing Director and CEO is the Chairperson of the Committee. The other members are Mr. N. S. Kannan, Mr. K. Ramkumar and Mr. Rajiv Sabharwal.

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

Principal Accountant: Fees and Services

The total fees to our principal accountant relating to the audit of consolidated financial statements for fiscal 2014 and fiscal 2015 and the fees for other professional services billed in fiscal 2014 and fiscal 2015 are as follows:

	Year ended March 31,
	2014		2015		2015
	(in millions)				(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	180	Rs.	260	US$	4,175
Audit-related services
Opinion on non-statutory accounts presented in Indian Rupees		2		8		129
Others		8		10		161
Sub-total		190		278		4,465
Non-audit services
Tax services		–		–		–
Tax compliance		7		5		76
Other services		20		1		17
Sub-total		27		6		93
Total	Rs.	217	Rs.	284	US$	4,558

Fees for “other services” under the non-audit services category are principally fees related to advisory and certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2015 and fees for other professional services billed in fiscal 2015. Our Audit Committee pre-approves all significant assignments undertaken for us by our principal accountant.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the New York Stock Exchange for United States issuers.

Independent Directors. A majority of our Board are independent directors, as defined under applicable Indian legal requirements. Section 149 of the Companies Act, 2013 notified effective April 1, 2014 has defined an independent director and specified the eligibility criteria for a director to be classified as independent. The criteria includes that a director in order to be independent should not have any pecuniary relationship with the company, its holding, subsidiary or associate company, or their promoters, or directors, during the two immediately preceding financial years or during the current financial year. Exemptions have been prescribed for certain transactions which may be in the ordinary course of business and at arm’s length. As per the Companies Act, 2013, every independent director at the first meeting of the Board in which he/she participates as a director and thereafter at the first meeting of the Board in every financial year or whenever there is any change in the circumstances which may affect her/his independent status is required to give a declaration that he/she meets the relevant criteria. In classification of the directors as independent, we have relied on the declaration provided by the directors as prescribed under the Companies Act and placed at the board meeting held on April 27, 2015, applicable Reserve Bank of India guidelines and circulars and the legal advice obtained in this regard. The Board has accordingly determined the independence of these directors. Pursuant to the Companies Act, 2013, the director nominated by Government of India would not be classified as independent. Although the judgment on independence must be made by our Board, there is no requirement that our Board affirmatively make such determination, as required by the New York Stock Exchange rules.

Non-Management Directors Meetings. Our non-management directors meet separately before or after each Board meeting. The Companies Act, 2013 requires independent directors to meet at least once a year without the non-independent directors and members of the management. The independent directors at such meetings are required to review the performance of the Chairman, non-independent directors and the Board as a whole. The independent directors met on March 31, 2015 during fiscal 2015 and further met on April 27, 2015 to carry out the reviews as stipulated earlier.

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

Corporate Governance Guidelines. Under New York Stock Exchange rules, United States issuers are required to adopt and disclose corporate governance guidelines addressing matters such as standards of director qualification, responsibilities of directors, director compensation, director orientation and continuing education, management succession and annual performance review of the board of directors. While as a foreign private issuer, we are not required to adopt such guidelines, under the home country regulations, pursuant to the notification of the Companies Act, 2013, the Bank has disclosed the policy on director appointments and remuneration including criteria for determining qualifications and independence of a director in its Indian Annual Report to shareholders for fiscal 2015. The Bank is also required to provide a statement indicating the manner in which formal annual evaluation has been made by the Board of its own performance and that of its committees and individual directors and the same has been included in the Annual Report.

Compensation and Benefits to Directors and Officers

Remuneration

Under our organizational documents, each non-executive director, except the government director, is entitled to receive remuneration for attending each meeting of our Board or of a Board committee. The amount of remuneration payable to non-executive directors is set by our Board from time to time in accordance with limits prescribed by the Companies Act, 2013 and the rules thereunder. The Board of Directors have approved the payment of Rs. 100,000 as sitting fee for each Meeting of the Board and Rs. 20,000 as sitting fee for each Meeting of the Committee attended. In addition, we reimburse directors for travel and related expenses in connection with Board and Committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our Board of Directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above. We have not paid any remuneration to non-executive directors other than the remuneration for attending each meeting of our Board or of a Board committee, except to Mr. K. V. Kamath who was Chairman of our Board till June 30, 2015. Non-executive directors are not entitled to the payment of any benefits at the end of their terms of office.

Our shareholders approved a remuneration threshold of up to Rs. 5,000,000 per annum within which the remuneration as approved by the Board from time to time could be paid to Mr. K. V. Kamath. The Board at its Meeting held on October 25, 2013, approved a remuneration of Rs. 3,000,000 per annum effective May 1, 2014. The Reserve Bank of India while approving the re-appointment of Mr. K. V. Kamath for the period May 1, 2014, up to April 30, 2017, also approved the above remuneration.

The Board at its Meeting held on June 9, 2015 approved a remuneration range of Rs. 3,000,000 – Rs. 5,000,000 per annum for Mr. M. K. Sharma, with the remuneration for each year to be determined by the Board within this range. The Board also approved remuneration of Rs. 3,000,000 per annum effective July 1, 2015 to be paid to Mr. Sharma for the first year of his tenure. The Reserve Bank of India while approving the appointment of Mr. Sharma for the period July 1, 2015 to June 30, 2018 also approved the above remuneration.

Our Board or any committee thereof may fix, within the range approved by the shareholders, the salary and supplementary allowance payable to the executive directors. We are required to obtain specific approval of the Reserve Bank of India for the actual monthly salary, supplementary allowance and annual performance bonus paid each year to the executive directors.

The following table sets forth the currently applicable monthly salary ranges:

Name and Designation	Monthly Salary Range (Rs.)
Ms. Chanda Kochhar, Managing Director and CEO	1,350,000 – 2,600,000 (US$ 21,666 – US$ 41,727)
Mr. N. S. Kannan, Executive Director	950,000 – 1,700,000 (US$ 15,246 – US$ 27,283)
Mr. K. Ramkumar, Executive Director	950,000 – 1,700,000 (US$ 15,246 – US$ 27,283)
Mr. Rajiv Sabharwal, Executive Director	900,000 – 1,600,000 (US$ 14,444 – US$ 25,678)

The monthly supplementary allowance range for the Managing Director & CEO is Rs 1,000,000 – Rs. 1,800,000, for Mr. N. S. Kannan and Mr. K. Ramkumar, Executive Directors is Rs. 675,000 - Rs 1,225,000 and for Mr. Rajiv Sabharwal, Executive Director is Rs. 650,000 – Rs. 1,200,000. The Board determines the actual remuneration/supplementary allowance payable within the above ranges from time to time subject to the approval of the Reserve Bank of India.

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

The total compensation paid by ICICI Bank to its executive directors and executive officers during fiscal 2015 was Rs. 265.8 million.

Bonus

Each year, our Board of Directors awards discretionary bonuses to employees and executive directors on the basis of performance and seniority. The performance of each employee is evaluated through a performance management appraisal system. The aggregate amount of bonuses to all eligible employees and executive directors of ICICI Bank for fiscal 2015 was Rs. 3.8 billion. This amount was paid in fiscal 2016, excluding the payment of bonuses to executive directors which requires the approval of the Reserve Bank of India.

Employee Stock Option Scheme

ICICI Bank has an employee stock option scheme to encourage and retain high-performing employees. Pursuant to the stock option scheme as amended, up to 10.0% of the aggregate of issued equity shares at the time of the grant of stock options could be allocated under the employee stock option scheme. For year-end fiscal 2015, against the limit of 10.0% of issued shares, equivalent to 579.7 million shares, we had granted about 364.0 million options under the employee stock option scheme. Employees and directors of ICICI Bank, its subsidiaries and its holding company are eligible employees for grants of stock options. ICICI Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

The shareholders of the Bank have approved the sub-division of one equity share of Rs.10 into five equity shares having a face value of Rs. 2 each through postal ballot on November 20, 2014. The record date for the sub-division was December 5, 2014. Options granted after April 1, 2004 through March 31, 2014, vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant, other than options granted in April 2009 which vest in a graded manner over a five year period with 20%, 20%, 30% and 30% of the grant vesting in each year, commencing from the end of 24 months from the date of the grant; options granted in February 2011, of which 50% vested on April 30, 2014 and the balance 50% vested on April 30, 2015; and options granted in September 2011 which vest in a graded manner over a five year period with 15%, 20%, 20% and 45% of the grant vesting in each year, commencing from end of 24 months from the date of grant. Options granted from April 2014 vest over a three year period, with 30%, 30%, and 40% of the grant vesting in each year commencing from the end of 12 months from the date of grant, other than certain options granted in April 2014 which will vest to the extent of 50% on April 30, 2017 and the balance on April 30, 2018.

Options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The exercise price for options granted by ICICI Bank is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options. Options granted in February 2011 were granted at an exercise price which was approximately 3.0% below the closing price preceding the date of grant of options. The difference between the closing price and the exercise price is accounted for as an expense over the vesting period of the options.

The following table sets forth certain information regarding the stock option grants ICICI Bank has made under its employee stock option scheme and outstanding at April 27, 2015. ICICI Bank granted all of these stock options at no cost to its employees. Options granted include grants to wholetime directors and employees of subsidiaries of ICICI Bank. ICICI Bank has not granted any stock options to its non-executive directors.

Date of grant	Number of options granted	Exercise price
April 30, 2005	24,530,900	Rs.	71.99	USD	1.16
August 20, 2005	353,000		99.64		1.60
January 20, 2006	25,000		113.91		1.83
April 29, 2006	31,337,000		115.36		1.85
July 22, 2006	145,000		96.95		1.56
October 24, 2006	392,500		144.11		2.31
January 20, 2007	325,000		197.08		3.16
April 28, 2007	24,101,500		187.03		3.00
July 21, 2007	55,000		197.17		3.16
October 19, 2007	230,000		207.30		3.33
January 19, 2008	200,000		249.77		4.01
March 8, 2008	195,000		178.68		2.87
April 26, 2008	27,975,000		183.13		2.94
July 26, 2008	125,000		131.35		2.11
October 27, 2008	102,500		61.70		0.99
April 25, 2009	8,642,500		86.82		1.39
March 6, 2010	12,500		180.35		2.89
April 24, 2010	11,963,000		195.54		3.14
July 31, 2010	220,000		180.98		2.90
October 29, 2010	90,000		217.81		3.50
January 24, 2011	125,000		213.11		3.42
February 7, 2011	15,175,000		193.40		3.10
April 28, 2011	20,093,000		221.37		3.55
July 29, 2011	45,000		203.49		3.27
September 16, 2011	150,000		175.24		2.81
October 31, 2011	15,000		186.67		3.00
April 27, 2012	21,961,000		168.29		2.70
July 27, 2012	15,000		181.35		2.91
October 26, 2012	275,000		217.43		3.49
April 26, 2013	22,073,250		235.47		3.78
January 29, 2014	25,000		203.73		3.27
April 25, 2014	32,350,500		259.91		4.17
October 30, 2014	25000		321.17		5.15
April 27, 2015	33,627,000		308.25		4.95

(1)	Options granted on April 27, 2015, include options granted to executive directors, which requires the approval of the Reserve Bank of India.

The following table sets forth certain information regarding the options granted by ICICI Bank (including options granted by ICICI adjusted in accordance with the Scheme of Amalgamation) at April 27, 2015. The number of options as shown in the table below reflect the effect of sub-division retrospectively for the period prior to the record date.

Particulars	ICICI Bank
Options granted(1) (net of lapsed)		364,018,995
Options vested		287,163,365
Options exercised		183,528,245
Options forfeited/lapsed		57,741,030
Extinguishment or modification of options		..
Amount realized by exercise of options	Rs.	12,006,254,611
Total number of options in force		180,490,750

(1)	Includes options granted to full-time directors which requires approval of the Reserve Bank of India.

ICICI Prudential Life Insurance Company has an Employee Stock Option Scheme, the terms of which allow up to 3.0% of its issued capital to be allocated to employee stock options. ICICI Prudential Life Insurance Company had last granted options in fiscal 2009. During fiscal 2015, the maximum terms of certain options were extended by an additional period of three years. ICICI Prudential Life Insurance Company had 7,057,417 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2015.

ICICI Lombard General Insurance Company has an Employee Stock Option Scheme, the terms of which allow up to 5.0% of its paid-up capital to be allocated to employee stock options. ICICI Lombard General Insurance Company had last granted options in fiscal 2012. During fiscal 2015, the maximum terms of certain options were extended by an additional period of three years. ICICI Lombard General Insurance Company had 8,121,462 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2015.

Loans

ICICI Bank has internal rules for grant of loans to employees and executive directors to acquire certain assets such as property, vehicles and other consumer durables. ICICI Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, ICICI Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2015, outstanding loans to ICICI Bank’s employees totaled Rs. 8.4 billion, compared to Rs. 8.2 billion at year-end fiscal 2014. This amount included loans to certain of ICICI Bank’s directors amounting to Rs. 37 million at year-ended fiscal 2015, compared to Rs. 28 million at year-end fiscal 2014, made on the same terms, including as to interest rates and collateral, as loans to other employees. Loans to the executive directors are made after approval by the Reserve Bank of India. See also “Operating and Financial Review and Prospects—Related Party Transactions”.

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

The accounts of the fund are audited by independent auditors. The total corpus of the fund at year-end fiscal 2015 based on its audited financial statements was Rs. 6,575 million compared to Rs. 5,838 million at year-end fiscal 2014.

Superannuation Fund

ICICI Bank contributes 15% of the total annual basic salary to a superannuation fund in respect of the employees to whom it applies. ICICI Bank’s employees get an option on retirement or resignation to receive one-third or one-half, depending on the tenure of service, of the total balance as commutation and a periodic pension based on the remaining balance. In the event of the death of an employee, his or her beneficiary receives the remaining accumulated balance, if eligible. ICICI Bank also gives a cash option to its employees, allowing them to receive the amount that would otherwise be contributed by ICICI Bank in their monthly salary during their employment. The superannuation fund is being administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to choose between funds administered by the Life Insurance Corporation of India and ICICI Prudential Insurance Company Limited. The total corpus of the superannuation fund was Rs. 2,557 million at year-end fiscal 2015 compared to Rs. 2,232 million at year-end fiscal 2014.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as part of its retirement benefits to its employees. There are separate provident funds for employees inducted from merged entities (Bank of Madura, The Bank of Rajasthan, Sangli Bank) and for other employees of ICICI Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary and ICICI Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from merged entities (Bank of Madura, The Bank of Rajasthan, Sangli Bank) and other employees of ICICI Bank at year-end fiscal 2015, based on their audited financial statements, amount to Rs. 3,539 million and Rs. 14,203 million, respectively as compared to Rs. 3,528 million and Rs. 12,285 million for fiscal 2014.

Pension Fund

The Bank provides for pension, a deferred retirement plan covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plan provides for pension payments, including dearness relief, on a monthly basis to these employees on their retirement based on the respective employee’s years of service with the Bank and applicable salary. For the former Bank of Madura, Sangli Bank and Bank of Rajasthan employees in service, funds are managed by the trust and the liability is funded as per actuarial valuation. The trust purchases annuities from the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited as part of its master policies for payment of pension to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. Employees covered by the pension plan are not eligible for their employer’s contribution under the provident fund plan. The corpus, based on unaudited financial statements at year-end fiscal 2015 was Rs. 11,484 million compared to Rs. 8,983 million at year-end fiscal 2014.

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

Commercial Banks

Commercial banks in India meet the short-term financial needs, or working capital requirements, of industry, trade and agriculture, provide long-term financing to sectors like infrastructure and provide retail loan products. At March 31, 2015, there were 148 scheduled commercial banks in the country, with a network of 125,863 branches serving approximately Rs. 88.91 trillion in deposit accounts. Scheduled commercial banks are banks that are listed in the second schedule of the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 64.8% of bank branches located in rural or semi-urban areas of the country.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its five associate banks, 20 nationalized banks and 56 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 86,696 branches, and accounted for 71.6% of the outstanding gross bank credit and 72.9% of the aggregate deposits of scheduled commercial banks at March 31, 2015. The State Bank of India is the largest bank in India in terms of total assets. At March 31, 2015, the State Bank of India and its five associate banks had 23,355 branches. They accounted for 21.9% of aggregate deposits and 21.5% of outstanding gross bank credit of all scheduled commercial banks.

Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. The National Bank for Agriculture and Rural Development is responsible for supervising the functions of the regional rural banks. Currently there are 56 regional rural banks and at March 31, 2015 they had 19,472 branches, and accounted for 3.0% of aggregate deposits and 2.6% of gross bank credit outstanding of scheduled commercial banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of private sector banks, including us. These banks are collectively known as the “new” private sector banks. At year-end fiscal 2015, there were seven “new” private sector banks. In addition, 13 old private sector banks existing prior to July 1993 were operating. The Sangli Bank Limited, an unlisted “old” private sector bank merged with us, effective April 19, 2007. The Centurion Bank of Punjab merged with HDFC Bank in May 2008. The Bank of Rajasthan Limited, an old private sector bank, merged with us with effect from the close of business on August 12, 2010.

At March 31, 2015, private sector banks accounted for approximately 19.7% of aggregate deposits and 20.9% of gross bank credit outstanding of the scheduled commercial banks. Their network of 19,376 branches accounted for 15.4% of the total branch network of scheduled commercial banks in the country.

In February 2013, the Reserve Bank of India issued guidelines on the entry of new banks in the private sector, specifying that select entities or groups in the private sector, entities in the public sector and non-banking financial companies with a successful track record of at least ten years would be eligible to promote banks. The initial minimum capital requirement for these entities is Rs. 5.0 billion, with foreign shareholding not exceeding 49.0% for the first five years. The business plan for the bank should cover a realistic plan for achieving financial inclusion. The new banks can be set up only through a non-operative financial holding company registered with the Reserve Bank of India. Around 25 applications were received by the Reserve Bank of India for banking licenses under these guidelines. In April 2014, the Reserve Bank of India issued in-principle licenses to two non-banking finance companies, IDFC Limited and Bandhan Financial Services Private Limited, to set up banks under these guidelines. These banks are expected to begin operations in fiscal 2016.

Foreign Banks

There were 45 foreign banks operating in India and at March 31, 2015, foreign banks had 319 branches in India. Foreign banks accounted for 4.4% of aggregate deposits and 4.9% of outstanding gross bank credit of scheduled commercial banks. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, some of the larger foreign banks have made retail banking a significant part of their portfolios. Most foreign banks operate in India through branches of the parent bank. Certain foreign banks also have wholly owned non-bank finance company, investment banking, securities broking, insurance and asset management subsidiaries or joint ventures for both corporate and retail lending.

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

In July 2012, the Reserve Bank of India revised priority sector lending norms and mandated foreign banks with 20 branches or more in India to meet priority sector lending norms as prescribed for domestic banks. In April 2015, revised priority sector lending guidelines were issued by the Reserve Bank of India, and require foreign banks with less than 20 branches to also meet priority sector lending norms in a phased manner by fiscal 2020.

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

With a view to strengthen the capital structure of cooperative banks, the Reserve Bank of India announced a minimum capital adequacy requirement of 9.0% for state and central cooperative banks in January 2014 to be achieved in a phased manner over a period of three years. The guidelines prescribe a minimum capital adequacy ratio of 7.0% by March 31, 2015 and 9.0% with effect from March 31, 2017. Cooperative banks have also been allowed to issue long-term deposits and perpetual debt instruments in order to be able to meet the prescribed capital adequacy requirements.

In the first bi-monthly monetary policy statement for fiscal 2016, announced in April 2015, the Reserve Bank of India announced measures to enable well-managed co-operative banks to expand their business. Financially sound urban co-operative banks having a minimum net worth of Rs. 1.0 billion and technology enabled systems have been allowed to issue credit cards. State co-operative banks have been permitted to set up offsite automated teller machines (ATMs) and mobile ATMs without the prior approval of the Reserve Bank of India.

Long-Term Lending Institutions

The long-term lending institutions were established to provide medium-term and long-term financial assistance to various industries for setting up new projects and for the expansion and modernization of existing facilities. These institutions provided fund-based and non-fund-based assistance to industries in the form of loans, underwriting, direct subscription to shares, debentures and guarantees. The primary long-term lending institutions included Industrial Development Bank of India (now a bank), IFCI Limited, and the Industrial Investment Bank of India, as well as ICICI prior to the merger. The long-term lending institutions were expected to play a critical role in Indian industrial growth and, accordingly, had access to concessional government funding. However, following the economic and financial sector reforms after 1991, the operating environment of the long-term lending institutions changed substantially. Although the initial role of these institutions was largely limited to providing a channel for government funding to industries, the reform process required such institutions to expand the scope of their business activities, including into:

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

Non-Banking Finance Companies

There were 12,029 non-banking finance companies in India at March 31, 2014, mostly in the private sector. All non-banking finance companies are required to register with the Reserve Bank of India. Non-banking finance companies are categorized on the following basis: (i) in terms of the type of liabilities into deposit and non-deposit accepting non-banking finance companies; (ii) non-deposit taking non-banking finance companies by their size into systemically important companies with asset size above Rs. 1.0 billion and other non-deposit holding companies; and (iii) by the kind of activity they conduct. The companies that take public deposits are subject to strict supervision and capital adequacy requirements, similar to banks, by the Reserve Bank of India. Non-banking financial companies are broadly classified into eight categories — asset finance companies, loan companies, investment companies, infrastructure finance companies, infrastructure debt funds, microfinance companies, factors and core investment companies. ICICI Securities Limited, our subsidiary, is a non-banking finance company that does not accept public deposits, and ICICI Home Finance Company, our subsidiary, is a non-banking finance company that accepts public deposits. The primary activities of the non-banking finance companies are consumer credit (including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium companies), and infrastructure finance, and fee-based services, such as investment banking and underwriting. In November 2011, the Reserve Bank of India issued guidelines on the establishment of infrastructure debt funds in the form of mutual funds or non-banking finance companies. In fiscal 2013, we in partnership with other domestic and international banks and financial institutions launched India’s first infrastructure debt fund set up in the form of a non-banking finance company. We along with our wholly owned subsidiary have a shareholding of 31.0% in this company.

The Reserve Bank of India issues guidelines with regard to lending, exposure, provisioning requirements and restructuring of loans for the various categories of non-banking finance companies. In August 2011, the Reserve Bank of India released a working group report on issues and concerns in the non-banking finance companies sector. Some key recommendations of the group included a minimum asset size of Rs. 500 million with a minimum net owned fund of Rs. 20 million for registering as a non-banking finance company, a minimum Tier I capital of 12% to be achieved in three years, introduction of liquidity ratios, more stringent asset classification norms and provisioning norms and limits on exposure to real estate. In March 2015, the Reserve Bank of India issued the final regulatory framework for non-banking finance companies in line with the recommendations of the working group. According to the guidelines, non-banking finance companies must have a minimum net owned fund of Rs. 20 million, and companies below the minimum requirement have to achieve the minimum requirement by April 1, 2017. Deposit accepting non-banking finance companies should have a minimum investment grade rating to accept public deposits. In the event of a downgrade below investment grade, the company would have to stop accepting new deposits and neither can renew existing deposits. Further, deposit accepting non-banking finance companies will have to achieve a minimum tier 1 capital of 8.5% by March 31, 2016, and 10.0% by March 31, 2017.

In July 2015, the Reserve Bank of India issued guidelines relating to acquisition or transfer of control of non-banking finance companies. According to the guidelines, any change in the management of a non-banking finance company either by way of a takeover or acquisition of control, change in shareholding or change in the management with at least 30% newly appointed directors, cannot be initiated without the prior permission of the Reserve Bank of India. A public notice of at least 30 days would also have to be given before the occurrence of these events.

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

In the past, the Reserve Bank of India has issued banking licenses to non-banking finance companies. In 2003, Kotak Mahindra Finance Limited was granted a banking license by the Reserve Bank of India and converted itself into Kotak Mahindra Bank. In April 2014, the Reserve Bank of India issued in-principle banking licenses to two non-banking finance companies, IDFC Limited and Bandhan Financial Services Private Limited. Both are expected to begin operations during fiscal 2016.

Housing Finance Companies

Housing finance companies form a distinct sub-group of the non-banking finance companies. As a result of the various incentives given by the government for investing in the housing sector, the scope of this business has grown substantially. Housing Development Finance Corporation Limited is a leading provider of housing finance in India. In recent years, several other players, including banks, have entered the housing finance industry. We also have a housing finance subsidiary, ICICI Home Finance Company. The National Housing Bank and the Housing and Urban Development Corporation Limited are the two major financial institutions instituted through acts of Parliament to improve the availability of housing finance in India. The National Housing Bank Act provides for securitization of housing loans, foreclosure of mortgages and setting up of the Mortgage Credit Guarantee Scheme.

Microfinance Institutions

In fiscal 2012, the Reserve Bank of India introduced a new category of non-banking financial company called microfinance institutions.  Microfinance institutions should have a minimum net worth of Rs. 50 million and maintain a minimum capital adequacy ratio of 15.0% of risk weighted assets. There are specific regulations with regard to pricing of credit by microfinance institutions. The margin above the cost of funds that can be charged on a loan is capped at 10.0% for microfinance institutions having a loan portfolio exceeding Rs. 1.0 billion and 12.0% for others. Further, the interest rate on individual loans is capped at the lower of the two: 1) cost of funds plus margin, and 2) the average base rate of the five largest commercial banks by assets (as informed by the Reserve Bank of India on a quarterly basis) multiplied by 2.75.

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

Insurance Companies

At December 31, 2014, there were 52 insurance companies in India, of which 24 were life insurance companies and 28 general insurance companies. Of the 24 life insurance companies, 23 were in the private sector and one is in the public sector. Among the general insurance companies, 22 in the private sector and six (including the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited) are in the public sector. General Insurance Corporation of India, a reinsurance company, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial sector.

The insurance sector in India is regulated by the Insurance Regulatory and Development Authority of India. In December 1999, the Indian Parliament passed the Insurance Regulatory and Development Authority Act, 1999, which also amended the Insurance Act, 1938. This opened up the Indian insurance sector for foreign and private investors. The Insurance Act allows foreign equity participation in new insurance companies of up to 26.0%. A new company should have minimum paid-up equity capital of Rs. 1.0 billion to carry on the business of life insurance or general insurance and of Rs. 2.0 billion to carry on exclusively the business of reinsurance.

In fiscal 2001, the Reserve Bank of India issued guidelines governing the entry of banks and financial institutions into the insurance business. The guidelines permit banks and financial institutions to enter the business of insurance underwriting through joint ventures provided they meet stipulated criteria relating to their net worth, capital adequacy ratio, profitability track record, level of non-performing loans and the performance of their existing subsidiary companies. According to the guidelines, the promoters of insurance companies had to divest in a phased manner their shareholding in excess of 26.0% after a period of 10 years from the date of commencement of business or within such period as may be prescribed by the Indian government. However, the Insurance Laws (Amendment) Act, 2015, passed by both houses of the Parliament and enacted in March 2015 removed the requirement that requires the promoters to dilute their stake to 26.0%. The Act also increased the foreign equity participation limit in insurance companies from 26.0% to 49.0%.

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

During fiscal 2015, the new business weighted individual premium underwritten by the life insurance sector decreased by 10.3% to Rs. 407.42 billion compared to Rs. 454.29 billion during fiscal 2014. Of the above, the share of the private sector was 49.0% during fiscal 2015. The gross premium underwritten in the general insurance sector amounted to Rs. 806.09 billion during fiscal 2015 as against Rs. 728.53 billion during fiscal 2014, recording a year-on-year growth of 10.6% (excluding the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited). The share of the private sector increased from 47.0% during fiscal 2014 to 47.3% during fiscal 2015.

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

See also “Risk Factors—Risks Relating to Our Business—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or level of profitability” and “Business—Overview of Our Products and Services—Insurance”.

Mutual Funds

There were 44 mutual funds in India with assets under management at March 31, 2015 of Rs. 10,827.6 billion. Average assets under management of all mutual funds increased by 31.1% to Rs. 11,886.9 billion during the three months ended March 31, 2015 from Rs. 9,051 billion during the three months ended March 31, 2014. From year 1963 to 1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the government and the Reserve Bank of India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life Insurance Corporation of India and General Insurance Corporation of India. The mutual funds industry was opened up to the private sector in 1993. The industry is regulated by the Securities and Exchange Board of India (Mutual Fund) Regulation, 1996. Our asset management joint venture, ICICI Prudential Asset Management Company, was the second largest mutual fund in India in terms of average assets under management for the three months ended March 31, 2015, with an overall market share of about 12.5%.

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

Pension Sector

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

The government initially made it mandatory for its new employees (excluding defense personnel) to join the new pension scheme where both the government and the employee would make monthly contributions of 10% of the employee’s basic salary. In 2009, the government extended the New Pension System to all citizens of India on a voluntary basis, effective from May 1, 2009. With a view to encourage people to invest towards old age security, the government launched a pension scheme in fiscal 2015, called the Atal Pension Yojana. The scheme focuses on individuals in the unorganized sector to join the National Pension System.

The government set up the Pension Fund Development and Regulatory Authority to regulate the pension industry in August 2003. In October 2013, the Pension Fund Regulatory and Development Authority Act, 2011 was enacted giving powers to the Pension Fund Development and Regulatory Authority to regulate pension schemes and funds and frame investment guidelines for pension funds. The Bill also allows foreign direct investments in the pension sector of up to 26%. Private sector participation in managing pension assets was permitted for the first time in fiscal 2009, and six private sector companies have been issued licenses, including us. See also “Business— Overview”.

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

In November 2004, the government of India issued an ordinance amending the Securitization Act and subsequently passed this ordinance as an Act. This Act, as amended, now provides that a borrower may make an objection or representation to a secured creditor after a notice is issued by the secured creditor to the borrower under such Act demanding payment of dues. The secured creditor has to give reasons to the borrower for not accepting the objection or representation. Further, this Act permits a lender to take over the business of a borrower under the Securitization Act under certain circumstances (unlike the earlier provisions under which only assets could be taken over). See also “Supervision and Regulation—Regulations Relating to Sale of Assets to Asset Reconstruction Companies”. However, considering the procedures involved in legal litigations and with borrowers having the option to appeal the decision of the debt recovery tribunal, the process of recovery of loans is significantly delayed.

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

Joint Lenders’ Forum

The Reserve Bank of India released a Framework for Revitalising Distressed Assets in the Economy in January 2014. The framework outlines a corrective action plan to address stress in loans. The guidelines propose early identification of problem loans, timely restructuring of accounts which are considered to be viable, and steps for recovery or sale of unviable accounts. According to the guidelines, banks are required to identify accounts that show signs of stress at an early stage and categorize them into ‘special mention accounts’ based on certain criteria. These accounts should be reported to a central repository maintained by the Reserve Bank of India. This repository is called the Central Repository of Information on Large Credits. Banks are required to mandatorily form a committee called the Joint Lenders’ Forum for accounts where the aggregate exposure of lenders to the account exceeds Rs. 1.0 billion and with repayments overdue by 60 days and the account has been reported by any of the lenders to the central repository. The Joint Lenders’ Forum may explore options for early resolution of stress in the account which may include rectification to regularize the account, restructuring either through the corporate debt restructuring forum or by the joint lenders’ forum itself, or decide on an appropriate recovery process. See also, “Supervision and Regulation-Loan Loss provisions and non-performing assets”.

Structural Reforms

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

Differentiated licenses

In November 2014, the Reserve Bank of India issued guidelines on licensing of small banks and payments banks as differentiated banks, with the purpose of promoting financial inclusion. These banks would have a minimum capital requirement of Rs. 1.0 billion, and would be limited in their product offering and geographical area of operation. According to the guidelines, payments banks are permitted to accept only demand deposits not exceeding Rs. 100,000 per individual customer, required to invest 75.0% of deposits in government securities of up to one year maturity and are allowed to sell credit products of other banks as business correspondents. Small finance banks can provide all basic banking products with at least 50.0% of their portfolio constituting loans up to Rs. 2.5 million and must meet a priority sector lending requirement of 75.0% of adjusted net bank credit. Forty-one applications for payment bank licenses and 72 applications for small finance bank licenses were submitted by the deadline for such applications.

Report on Governance of Boards of Banks in India

In May 2014, the Committee to Review the Governance of Boards of Banks in India submitted its report. The committee recommended a new governance structure for public sector banks and a reduction in the government’s stake in banks to less than 50.0%. It proposed bringing public sector banks under the purview of the Companies Act and repealing other statutes that govern public sector banks. It also envisaged creation of a Bank Investment Company which would be the de facto holding company of equity stake in banks on behalf of the government with the powers to govern the public sector banks. A phased transition towards empowering the boards of public sector banks was also proposed which eventually should lead to government only acting as an investor rather than exercising ownership functions. With regard to governance in private sector banks, the committee recommended allowing certain types of investors to take larger stakes and permit creation of Authorised Bank Investors comprising of funds that would be permitted to hold a 20.0% equity stake without regulatory approval or 15.0% if the Bank has a seat on the bank’s board. Further, other financial investors should be permitted to hold an equity stake of up to 10% from the current limit of 5.0% stake.

Some recommendations of the committee have already been implemented. In fiscal 2015, the government decided to separate the functions of non-executive chairman and managing director in public sector banks. Further, in the union budget for fiscal 2016 announced by the government of India in February 2015, it was proposed to set up a Bank Board Bureau which would be responsible for deciding appointments of senior officials in public sector banks. This would replace the earlier structure where the appointments were decided by a committee led by the governor of the Reserve Bank of India.

Insurance Laws (Amendment) Act, 2015

The Insurance Laws (Amendment) Act, 2015, was passed by the Indian Parliament and notified in March 2015. Key features of the law are:

•	raise the foreign investment limit in the insurance sector from 26.0% to a composite limit of 49.0%; and

•	eliminated the requirement that promoters of an insurance company reduce their stake to 26.0% after ten years.

Credit Policy Measures

The Reserve Bank of India issues an annual policy statement setting out its monetary policy stance and announcing various regulatory measures. The Reserve Bank of India issues a review of the annual policy statement on a quarterly basis as well as four mid-quarter reviews. From January 2014, the Reserve Bank of India has been issuing bi-monthly monetary policy statements.

Credit Policy During Fiscal 2014

During fiscal 2014, the Reserve Bank of India had to continuously adjust monetary policy to evolving economic conditions. During the initial part of the year, in the annual policy statement for fiscal 2014 announced on May 3, 2013, the Reserve Bank of India reduced the repo rate by 25 basis points from 7.5% to 7.25%. Accordingly, the reverse repo rate was adjusted to 6.25% and the marginal standing facility rate was adjusted to 8.25%. The cash reserve ratio was unchanged at 4.0%. In July 2013, following the volatility in global markets in response to likely tapering of quantitative easing by the U.S. Federal Reserve, India’s high current account deficit and the consequent sharp depreciation in the exchange rate, the Reserve Bank of India announced measures to stabilise the exchange rate. The measures included an increase in the marginal standing facility rate from 8.25% to 10.25% while the repo rate was kept unchanged at 7.25%. Also, banks’ borrowing under the liquidity adjustment facility of the Reserve Bank of India was limited to 1.0% of net demand and time liabilities with effect from July 17, 2013, which was further revised to 0.5% of net demand and time liabilities with effect from July 24, 2013. Further, the minimum daily cash reserve requirement of banks was increased to 99.0% of the fortnightly requirement from 70.0% of the fortnightly requirement.

In August 2013, considering the impact of measures announced to stabilise exchange rates, the Reserve Bank of India allowed certain prudential adjustments to the investment portfolio of banks. The measures announced on August 23, 2013 were as follows:

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

Following an improvement in the currency market, the Reserve Bank of India gradually reduced the marginal standing facility during September and October 2014. The marginal standing facility rate was reduced by 75 basis points from 10.25% to 9.5% on September 20, 2013, by 50 basis points to 9.0% from October 7, 2013 and by a further 25 basis points to 8.75% on October 29, 2013. Correspondingly, the repo rate was increased by 25 basis points each effective September 20, 2013 and October 29, 2013 from 7.25% to 7.75%

reflecting high inflation. With these changes, monetary operations were normalised and the 100 basis points gap between the marginal standing facility and repo rate was re-instated by end-October 2013. The minimum daily cash reserve requirement was reduced to 95.0% of the fortnightly requirement from 99.0% of the fortnightly requirement. Further, the repo rate was increased by another 25 basis points to 8.0% effective January 28, 2014. Accordingly, the reverse repo rate was adjusted to 7.0% and the marginal standing facility rate was adjusted to 9.0%. The cash reserve ratio was unchanged at 4.0%.

In October 2013, the Reserve Bank of India had introduced weekly variable rate term repo of 7-day and 14-day tenors equal to 0.25% of net demand and time liabilities as an additional liquidity enhancing measure. This was increased to 0.5% of demand and time liabilities in the second quarter review of monetary policy.

Banking regulation also underwent several changes during fiscal 2014. In the second quarter monetary policy review announced on October 29, 2013, the Reserve Bank of India outlined five areas that would be the focus for developmental measures to be announced in the short to medium term. These include the following:

•	strengthen and clarify the monetary policy framework. In this regard, the recommendations of the Urjit Patel Committee to Revise and Strengthen Monetary Policy Framework were considered and implementation was initiated during fiscal 2014. Key proposals included adopting the consumer price index as the key inflation measure for monetary policy action, target a disinflationary glide path of 8.0% consumer price index inflation by January 2015 and 6.0% by January 2016, transition to a bi-monthly monetary policy cycle, and progressive reduction in banking system’s access to overnight liquidity under the liquidity adjustment facility and corresponding increase in access to liquidity through term repos;

•	strengthen the banking structure through entry of new banks, branch expansion, encourage new varieties of banks, and clarify an organizational framework for foreign banks. In this regard, on April 2, 2014, two new banks were given in-principle licenses. The Reserve Bank of India indicated that it would issue licenses on an ongoing basis and create categories of differentiated bank licenses;

•	broaden and deepen financial markets and increase their liquidity and resilience;

•	expand access to finance to small and medium enterprises, the unorganized sector, the poor and the remote underserved areas. The Reserve Bank of India appointed a Committee on Comprehensive Financial Services for Small Businesses and Low-Income Households which submitted its recommendations in March 2014. In November 2014, the Reserve Bank of India issued guidelines for licensing small banks and payments banks;

•	strengthen real and financial restructuring and debt recovery from corporates and improve the system’s ability to deal with distress. In January 2014, the Reserve Bank of India issued a “Framework for Revitalizing Distressed Assets in the Economy”. The framework outlines an action plan for early identification of problem cases, timely restructuring of accounts which are considered to be viable and prompt steps for recovery or sale of unviable accounts. Accounts have to be categorized into ‘special mention accounts’ based on certain criteria. Joint lenders’ forums are required to be formed to formulate corrective action plans for accounts overdue by more than 60 days with outstanding loans greater than Rs. 1.0 billion, and in case the forum fails to agree on an action plan, it would result in an accelerated provisioning requirement. An independent evaluation of large value restructuring with a focus on viability and fair sharing of gains and losses between promoters and creditors has been mandated. The framework is effective from April 1, 2014.

Credit Policy During Fiscal 2015

In the first bi-monthly monetary policy review for fiscal 2015, announced on April 1, 2014, the Reserve Bank of India had articulated an inflation target of 8.0% by January 2015 and 6.0% by January 2016. During fiscal 2015, the Reserve Bank of India remained focused on inflation and accordingly the repo rate was kept unchanged at 8.0% during the nine months ended December 31, 2014. The Reserve Bank of India announced a 25 basis points reduction in the repo rate from 8.0% to 7.75% on January 15, 2015 and another 25 basis points reduction to 7.50% on March 4, 2015. In March 2015, the Reserve Bank of India entered into a monetary policy framework agreement with the Government of India. As per the agreement, the Reserve Bank of India would pursue a target of bringing down the inflation level below 6.0% by January 2016 with the target for fiscal 2017 and all subsequent years set at 4.0% (with a band of +/- 2%).

The Reserve Bank of India reduced the statutory liquidity ratio by an aggregate 150 basis points from 23.0% to 21.5% during fiscal 2015, with 50 basis points reduction each in the monetary policy review on June

3, 2014, August 5, 2014 and February 3, 2015. The ceiling for inclusion of government securities forming part of statutory liquidity ratio in the held-to-maturity category was reduced from 24.5% of net demand and time liabilities to 24.0% of net demand and time liabilities on August 5, 2014. In the fourth bi-monthly monetary policy review on September 30, 2014, the Reserve Bank of India announced a further reduction in the ceiling on statutory liquidity ratio securities under the held-to-maturity category to 22.0% of net demand and time liabilities with a phased reduction of 50 basis points each in January 2015, April 2015, July 2015 and September 2015. The Reserve Bank of India progressively reduced the access of banks to the liquidity adjustment facility window. On April 1, 2014, access to liquidity through the liquidity adjustment facility was reduced from 0.50% of net demand and time liabilities to 0.25% of net demand and time liabilities. Correspondingly, liquidity through 7-day and 14-day term repos was increased from 0.5% of net demand and time liabilities to 0.75% of net demand and time liabilities.

Credit Policy During Fiscal 2016

In the first bi-monthly monetary policy review for fiscal 2016 announced on April 7, 2015, the Reserve Bank of India kept the repo rate unchanged. Other measures announced in the policy included allowing banks to hold specific category of long term bonds issued by other banks, and calculation of base rate on the basis of the marginal cost of funds. In the second bi-monthly monetary policy review announced on June 2, 2015, the Reserve Bank of India reduced the repo rate by 25 basis points from 7.5% to 7.25%.

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

ICICI Bank, because it is licensed as a banking company, is regulated and supervised by the Reserve Bank of India. The Reserve Bank of India requires us to furnish statements and information relating to our business. It has issued, among others, guidelines for commercial banks relating to banking activities and prudential guidelines relating to recognition of income, classification of assets, provisioning, exposure norms on concentration risk, valuation of investments and maintenance of capital adequacy. The Reserve Bank of India has set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. The appointment of the auditors of banks is subject to the approval of the Reserve Bank of India. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest.

Regulations Relating to the Opening of Branches

Opening of branches and shifting of existing branches are governed by the provisions of Section 23 of the Banking Regulation Act. The Reserve Bank of India may cancel a branch license for violations of the conditions under which the branch license is granted.

The Reserve Bank of India has substantially liberalised the branch authorisation policy for scheduled commercial banks since fiscal 2014. The term “branch” in this regard includes a full-fledged branch, specialised branches, satellite offices, mobile branches, extension counters, off-site automated teller machines, administrative offices and back offices. The current branch authorisation policy is based on the classification of centers into six tiers based on the population size according to the 2001 census. Banks are permitted to open branches in all centers without the prior approval of the Reserve Bank of India, subject to certain requirements. However, banks are required to report the opening of such branches or administrative offices to the Reserve Bank of India. Banks are mandated to allocate 25.0% of the total number of new branches opened during a year to unbanked rural areas, which are in tier 5 and tier 6 centers. Also, the total number of branches opened in tier 1 centers during a year cannot exceed the total number of branches opened in tier 2 to tier 6 centers during a year. However, banks can exceed the stipulated number of branches in tier 1 centers to the extent of the number of branches opened in tier 2 to tier 6 centers in underbanked districts of underbanked states. The Reserve Bank of India can withhold the general permission granted with respect to branch opening and impose penal measures on banks that fail to meet the requirements.

Capital Adequacy Requirements

We are required to comply with the Reserve Bank of India’s capital adequacy guidelines. The Reserve Bank of India has implemented the Basel III framework in India effective April 1, 2013. The implementation of the Basel III framework will be phased in over several years and fully implemented on March 31, 2019. Certain prescriptions under the Basel II capital adequacy framework will continue until March 2017.

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

The Basel III guidelines, among other things, establish common equity tier 1 as a new tier of capital; impose a minimum common equity tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% while retaining the minimum total risk-based capital ratio of 9.0%; require banks to maintain a common equity tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments; establish new eligibility criteria for capital instruments in each tier of regulatory capital; require more stringent adjustments to and deductions from regulatory capital; provide for more limited recognition of minority interests in the regulatory capital of a consolidated banking group; provide for additional capital requirements for derivative exposures; and impose a 4.5% leverage ratio (the ratio of tier 1 capital to exposure) measure till a final ratio is stipulated by the Basel Committee by end of 2017. The capital conservation buffer would be introduced in a phased manner from March 31, 2016. The leverage ratio will be disclosed on a quarterly basis from April 1, 2015. Credit value adjustment risk capital charges for over the counter derivatives were effective from April 1, 2014.

The Basel III guidelines stipulate that additional tier 1 and tier 2 capital instruments must have loss absorbency characteristics, which require them to be written down or be converted into common equity at a pre-specified trigger event. The guidelines prescribe two trigger points for instruments issued before March 31, 2019: a common equity tier 1 ratio of 5.5% of risk-weighted assets before March 31, 2019; and a common equity tier I ratio of 6.125% of risk-weighted assets on and after March 31, 2019. Instruments issued on or after March 31, 2019 will have a pre-specified trigger at common equity tier 1 ratio of 6.125% of risk-weighted assets. Capital instruments that no longer qualify as additional tier 1 or tier 2 capital are being phased out from April 1, 2013, with their recognition capped at 90.0% of the outstanding at December 31, 2012 from April 1, 2013 and reduced by 10 percentage points in each subsequent year. Further, as per guidelines issued in September 2014, the Reserve Bank of India re-introduced temporary write-down features for non-equity capital instruments, revised from the earlier requirement of eliminating temporary write-down features. The guidelines also permit call options on perpetual debt instruments and non-cumulative preference shares after five years. Banks can issue tier 2 capital instruments with a minimum maturity of five years. Additionally, banks are allowed to issue additional tier 1 and tier 2 capital instruments to retail investors subject to approval of their boards and adherence to investor protection requirements.

Apart from capital requirements, Basel III also prescribes two new liquidity requirements, the liquidity coverage ratio and the net stable funding ratio. The Reserve Bank of India has issued final guidelines on liquidity coverage ratio which is effective from January 1, 2015 in a phased manner. The Reserve Bank of India issued draft guidelines on the net stable funding ratio in May 2015, which are likely to be implemented from January 1, 2018. See also “-Regulations on Asset Liability Management”.

The Reserve Bank of India has issued guidelines on capital disclosure requirements in addition to the existing Pillar 3 guidance. The guidelines prescribe reconciliation of all regulatory capital elements with the published financial statements and other disclosure requirements.

In July 2014, the Reserve Bank of India released the framework for domestic systemically important banks. Banks identified as systemically important based on their size, complexity, cross-jurisdictional activities and inter-connectedness in the financial sector would be required to maintain additional common equity tier 1 capital ranging from 0.2% to 0.8% of risk-weighted assets. The implementation of this higher capital requirement for domestic systemically important banks would be in a phased manner from April 2016 to April 2019. The names of banks classified as domestic systemically important banks would be disclosed in the month of August every year starting from fiscal 2016.

In February 2015, the Reserve Bank of India released the final guidelines on implementation of the counter-cyclical capital buffer for Indian banks. These guidelines would impose higher capital requirements on banks during periods of high economic growth. The counter-cyclical capital buffer would range from 0% to 2.5% of risk-weighted assets of a bank, based on the variation in the credit-to-GDP ratio from its long-term trend and other parameters. The Reserve Bank of India would pre-announce the buffer at least four quarters prior to implementation. The Reserve Bank of India will also announce guidance regarding the treatment of the surplus capital when the counter-cyclical capital buffer returns to zero. The Reserve Bank of India has stated that at present the economic conditions do not warrant activation of the countercyclical capital buffer. See also “Operating and Financial Review and Prospects—Capital Resources— Regulatory capital”.

See also “Risk Factors—Risks Relating to Our Business—We are subject to capital adequacy and liquidity requirements stipulated by the Reserve Bank of India, including Basel III, and any inability to maintain adequate capital or liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses”.

With respect to computation of risk-weighted assets for capital adequacy purposes, the Bank follows the standardised approach for the measurement of credit and market risks and the basic indicator approach for the measurement of operational risk. In the measurement of risk-weighted assets on account of credit risk, degrees of credit risk expressed as a percentage weighting have been assigned to various balance sheet asset items and off-balance sheet items. The credit equivalent value of off-balance sheet items is determined by applying conversion factors to the notional amount of the off-balance sheet items. The value of each item is multiplied by the relevant risk weight (and conversion factor for off-balance sheet items) to produce risk-adjusted values of assets and off-balance sheet items. Consumer credit exposures have a risk weight of 125.0% and exposures meeting the qualifying criteria of regulatory retail, defined by the Reserve Bank of India, have a risk weight of 75.0%. Loans secured by residential property have differential risk weights ranging from 50.0% to 75.0% based on the size of the loan and the loan-to-value ratio. Till fiscal 2013, residential loans of Rs. 7.5 million and above had a risk weight of 125.0%, irrespective of the loan-to-value ratio. This was revised in June 2013 with the risk weight lowered to 75.0% up to a loan-to-value ratio of 75.0%. Further, a new sub-sector for residential housing was formed within the commercial real estate category in June 2013 called commercial real estate — residential housing. This segment has a risk weight of 75.0%. Credit exposures to commercial real estate, excluding residential housing, are risk-weighted at 100.0%. Further, restructured housing loans have an additional risk weight of 25.0%. Credit exposures to rated corporations other than specified categories such as commercial real estate, non-deposit taking systemically important non-banking financial companies, venture funds and capital markets are risk-weighted based on the external credit ratings at a facility level, with the risk weight ranging from 20% to 150% and unrated corporate exposures being risk-weighted at 100%. Credit exposures to non-deposit taking systemically important non-banking finance companies are risk-weighted at 100.0%, exposures to capital markets are risk-weighted at 125% and exposures to venture capital funds are risk-weighted at 150.0%. Further, equity shares of corporations acquired by banks as part of a strategic debt restructuring of the loan account would be risk-weighted at 150%. Capital requirements for market risk are applicable to the trading book exposure (including derivatives) and securities included in the available-for-sale category. Capital requirements for operational risk are computed based on 15% of average of gross income for the previous three financial years. Central counterparties are treated as financial institutions for the purpose of capital adequacy. Capital requirements are defined based on the nature of the central counterparty, and a bank may consider holding capital in excess of the minimum requirement if the exposures are more risky or there is no clarity on the nature of the central counterparty.

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

Under Pillar 2 of the Basel framework, banks are required to develop and put in place, with the approval of their boards, an Internal Capital Adequacy Assessment Process commensurate with their size, level of complexity, risk profile and scope of operations. The Reserve Bank of India has also issued guidelines on stress testing to advise banks to put in place appropriate stress testing policies and frameworks, including “sensitivity tests” and “scenario tests”, for the various risk factors, the details and results of which are included in the Internal Capital Adequacy Assessment Process. The Reserve Bank of India issued updated guidelines on stress testing in December 2013. According to the guidelines, banks have to carry out stress tests for credit risk and market risk to assess their ability to withstand shocks. The guideline contains the overall objectives, governance, design and the implementation of stress testing programme. Banks are required to carry out risk factor based stress testing, scenario based stress testing and stress testing by employing shocks on a bank’s portfolio at a standalone and group level. In addition, banks are required to create a reverse stress testing framework by March 31, 2015. Banks are classified into three categories based on size of risk-weighted assets. Complex and severe stress testing would be carried out by banks with risk-weighted assets of more than Rs. 2,000.0 billion.

Loan Loss Provisions and Non-Performing Assets

The Reserve Bank of India consolidated its instructions and guidelines relating to income recognition, asset classification and provisioning standards issued until June 30, 2015 in the Master Circular on “Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances” dated July 1, 2015.

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

Asset Classification

A non-performing asset is an asset in respect of which any amount of interest or principal is overdue for more than 90 days. In particular, an advance is a non-performing asset where:

•	interest and/or installment of principal remains overdue for a period of more than 90 days in respect of a term loan;

•	the account remains “out-of-order” (as defined below) in respect of an overdraft or cash credit;

•	the bill remains overdue for a period of more than 90 days in case of bills purchased and discounted;

•	installment of principal or interest remains overdue for two crop seasons for short duration crops or for one crop season for long duration crops;

•	the amount of liquidity facility remains outstanding for more than 90 days, in respect of a securitization transaction undertaken in accordance with the Reserve Bank of India guidelines on securitization issued on February 1, 2006;

•	in respect of derivative transactions, the overdue receivables related to positive mark-to-market value of a derivative contract, if these remain unpaid for a period of 90 days from the specified due date for payment; or

•	in respect of credit card transactions, if the minimum amount due, as mentioned in the statement, remains overdue for a period of more than 90 days from the the payment due date mentioned in the statement.

An account is treated as “out-of-order” if the outstanding balance remains continuously in excess of the approved drawing limit for 90 days. In circumstances where the outstanding balance in the principal operating account is less than the approved drawing limit, but (i) there are no credits continuously for a period of 90 days as of the date of the balance sheet of the bank or (ii) the credits are not sufficient to cover the interest debited during the same period, these accounts are treated as “out-of-order”.

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

Loss Assets: Assets on which losses have been identified by the bank or internal or external auditors or during the Reserve Bank of India inspection but the amount has not been written off fully.

There are separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure. For infrastructure projects, a loan is classified as non-performing if it failed to commence commercial operations within two years from the documented date of commencement and for non-infrastructure projects, the loan is classified as non-performing if it failed to commence operations within 12 months from the documented date of commencement.

Restructured Loans

The Reserve Bank of India has separate guidelines for restructured loans. Up to year-end fiscal 2015, a fully secured standard loan (other than in specified categories such as personal loans, capital market exposures and commercial real estate exposures) could be restructured by rescheduling the principal repayment and/or the interest element without being classified as non-performing subject to compliance with prescribed conditions, but separately disclosed as a standard restructured loan. The classification of restructured loans as standard restructured loan was subject to compliance with certain conditions such as the loans being fully secured, promoter’s contribution, including additional funds brought in, comprising at least 20% of the restructured debt amount, and the account being restructured for the first time. Accounts restructured after April 1, 2015, are required to be classified as non-performing, except for restructuring of project loans on account of delay in commencement of operations (as discussed below) and accounts where the restructuring was proposed prior to April 1, 2015 but effected subsequent to that date.

With regard to restructuring of project loans, any extension in repayment of the loan beyond the prescribed period (two years for infrastructure projects and one year for non-infrastructure projects) of the date of commencement of commercial operations from the originally planned dateis treated as a restructuring of the account. In cases where projects under implementation have been stalled primarily due to inadequacies of the existing promoters and there is a change in the ownership and management of the borrowing entity, a further period of extension of the date of commencement of commercial operations was permitted by two years.

Standard restructured loans are subject to higher standard asset provisioning requirements and higher risk weights for capital adequacy purposes. The higher standard asset provisioning requirements continue for two years from the commencement of the first payment of interest or principal, whichever is later on the credit facility with the longest period of moratorium. The higher risk weights continue until satisfactory performance under the revised payment schedule has been established for one year from the date when the first payment of interest/principal falls due under the revised schedule. Restructured loans continue to be classified as such until they cease to be subject to the higher standard asset provisioning and/or risk weight requirements. If the restructured account is overdue as per the revised schedule for a period beyond the minimum period prescribed for classification of a loan as non-performing, it is required to be downgraded to non-performing status with reference to the pre-restructuring payment schedule.

In June 2015, the Reserve Bank of India issued guidelines on strategic debt restructuring. The guidelines provide for conversion of debt into equity and acquisition of majority ownership of the borrower by banks. On conversion of debt into equity, banks are allowed to continue with the current asset classification for an 18-month period. On transfer of ownership to a new sponsor, the asset can be upgraded to the standard category and refinancing of the debt is allowed without such refinancing being treated as a restructuring. However, in the event a new sponsor is not identified within the 18 month period, the bank has to revert to the earlier asset classification norm as was applicable prior to the stand-still in asset classification.

Loans classified as sub-standard and doubtful assets can also be restructured. Non-performing accounts on restructuring can be upgraded only when all the outstanding loans or facilities in the account perform satisfactorily for a period of at least one year from the commencement of the first payment of interest or principal, whichever is later, on the credit facility with the longest period of moratorium.

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

Provisioning and Write-Offs

Provisions under Indian GAAP are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

•	Standard Assets: The allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. The provisioning requirement is a uniform rate of 0.4% for all standard assets except —

•	direct advances to agricultural and the small and micro enterprise sectors, which attract a provisioning requirement of 0.25%,

•	advances to commercial real estate residential and non-residential sectors which attract a provisioning requirement of 0.75% and 1.0% respectively,

•	housing loans, where such loans are made at comparatively lower interest rates for the first years of the loan after which the rates are reset at higher rates, which attract a provisioning requirement of 2.0%.

Further, an additional provision between 0%-0.8% is required from April 1, 2014 on standard loans to entities having unhedged foreign currency exposure. Banks also have to make an accelerated provision of 5.0% on the loans overdue for 61-90 days and where the formation of the joint lenders’ forum, required for such accounts, has been delayed. See also “-Framework for Early Identification of Stress and Information Sharing”. Further, standard loans require a higher provision of 5.0% in case any director of the company appears more than once in the list of wilful defaulters.

A standard asset provision of 5.0% is required for accounts restructured from June 1, 2013. The standard asset provision required on accounts restructured before June 1, 2013 has also been increased to 3.5% from March 31, 2014, 4.25% from March 31, 2015 and 5.0% from March 31, 2016.

•	Sub-Standard Assets: A provision of 15.0% is required for all sub-standard assets as compared to the previous requirement of 10.0%. A provision of 25.0% is required for accounts that are unsecured. Unsecured infrastructure loan accounts classified as sub-standard require provisioning of 20.0%.

•	Doubtful Assets: A 100.0% provision/write-off is required against the unsecured portion of a doubtful asset and is charged against income. With effect from fiscal 2012, for the secured portion of assets classified as doubtful, a 25.0% provision is required for assets that have been classified as doubtful for a year (compared to 20.0% through fiscal 2011), a 40.0% provision is required for assets that have been classified as doubtful for one to three years (compared to a 30.0% provision required through fiscal 2011) and a 100.0% provision is required for assets classified as doubtful for more than three years. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third party appraisers.

•	Loss Assets: The entire asset is required to be written off or provided for.

Restructured Loans: The provision on restructured loans is required to be equal to the difference between the fair value of the loan before and after restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged under the loan’s restructured terms and the principal. Both sets of cash flows are discounted at the bank’s base rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring. In July 2015, the Reserve Bank of India issued guidelines on the discount rate for computing the present value of future cash flows of a restructured account. The guideline prescribes that a rate equal to the actual interest rate charged to the borrower before restructuring should be used to discount the future cash flows for the purpose of determining the diminution in fair value of the loan on restructuring. A weighted average interest rate may be used as the discounting rate for accounts having multiple credit facilities with varying interest rates.

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

In October 2009, the Reserve Bank of India advised Indian banks to increase their total provisioning coverage ratio, including floating provisions and prudential/technical write-offs, to 70% by September 30, 2010. The Reserve Bank of India allowed the banks to include prudential/technical write-off in both the gross non-performing assets and the provisions held in the calculation of provisioning coverage ratio. The Reserve Bank of India permitted us to achieve the stipulated level of provisioning coverage of 70% in a phased manner by March 31, 2011. We reached the required 70% in December 2010. In April 2011, the Reserve Bank of India stipulated that banks would be required to maintain their provisioning coverage ratios with reference to their gross non-performing assets position at September 30, 2010 and not on an ongoing basis. The Reserve Bank of India further clarified that any surplus provisioning should not be written back but should be segregated into a “counter-cyclical provisioning buffer” and that banks will be allowed to use this buffer to make specific provisions for non-performing assets during a system-wide downturn. For instance, considering the slowdown in economic growth and rising asset quality concerns during fiscal 2014, as a counter-cyclical measure, the Reserve Bank of India allowed banks to utilise up to 33.0% of the counter-cyclical provisioning buffer or floating provisions held as on March 31, 2013, for making accelerated or additional provisions towards non-performing assets during fiscal 2014. Further, in March 2015, the Reserve Bank of India increased the limit to 50.0% of the counter-cyclical provisioning buffer or floating provisions held as on December 31, 2014, for making accelerated or additional provisions towards non-performing assets during fiscal 2015. See also “Risk Factors—Risks Relating to Our Business— Further deterioration of our non-performing asset portfolio combined with an increase in Reserve Bank of India requirements on provisioning could adversely affect our business and profitability”.

To limit the volatility of loan loss provisioning over the course of an economic cycle, the Reserve Bank of India released a discussion paper on a dynamic loan loss provisioning framework in March 2012. The framework proposes to replace the existing general provisioning standards and recommends that banks make provisions on their loan book every year based on historical loss experience in various categories of loans. In those years where the bank’s actual provisions are higher than the computed dynamic provisions requirement, the bank can draw down from existing dynamic provisions to the extent of the difference, subject to the retention of a specified minimum level of dynamic provisions. The final guidelines on the dynamic provisioning framework and its implementation have not been issued. The Reserve Bank of India indicated in early 2014 that the framework would be implemented as economic conditions improve along with an improvement in the banking system. In the meantime, banks are expected to develop necessary capabilities to compute their long term average annual expected loss for different asset classes in a step towards switching to the dynamic provisioning framework.

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

Guidelines Relating to Use of Recovery Agents by Banks

In April 2008, the Reserve Bank of India issued guidelines for those banks which are engaging recovery agents. The Reserve Bank of India has asked banks to put in place a due diligence process for the engagement of recovery agents, structured to cover, among others, individuals involved in the recovery process. Banks are expected to communicate details of recovery agents to borrowers and have in place a grievance redressal mechanism pertaining to the recovery process. The Reserve Bank of India has advised banks to initiate a training course for current and prospective recovery agents to ensure prudent recovery practices. In case of persistent complaints received by the Reserve Bank of India regarding violation of guidelines, the Reserve Bank of India may consider imposing a ban on the bank from engaging recovery agents.

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The Securitization Act, also known as the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (SARFAESI Act), provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on a ‘without recourse’ basis, only. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangements, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale. In fiscal 2015, the Reserve Bank of India had also permitted banks to sell standard loans overdue for more than 60 days and reported as special mention accounts to asset reconstruction companies. The banks selling financial assets should ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. The Reserve Bank of India has also issued guidelines governing the affairs of securitization and reconstructions companies. The guideline provides norms relating to period of realization of assets by securitization and reconstruction company, mandatory holding of security receipts, period for formulating plan of recovery etc.

Banks are also allowed to reverse the excess provision in case a non-performing asset is sold to asset reconstruction companies at a value which is higher than the net book value subject to realization in cash and necessary disclosures. The quantum of excess provision reversed to the profit and loss account is limited to the extent to which cash received exceeds the net book value of the non-performing assets sold. In the event the sale value is lower than the net book value, banks are allowed to spread over the shortfall from sale of non-performing assets over a period of two years as per guidelines issued in May 2015. This dispensation is available only for non-performing assets sold up to March 31, 2016. Further, securitization companies and asset reconstruction companies are not permitted to acquire any non-performing financial assets from their sponsor banks on a bilateral basis. However, they may participate in auctions of non-performing assets by their sponsor banks.

Pursuant to the powers conferred on the Government under section 20 of the SARFAESI Act, the Ministry of Finance established the central electronic registry, which became operational from March 31, 2011. Henceforth, all transactions relating to securitization, reconstruction of financial assets and the transactions relating to mortgage by deposit of title deeds to secure any loan or advances granted by banks and financial institutions are to be registered in the central electronic registry within 30 days of such transaction. The records will be available for search by any lender or any other person interested in dealing with the property and are designed to prevent frauds involving multiple lending against the same security as well as to prevent fraudulent sale of property without disclosing any existing security interest over such property.

Framework for Early Identification of Stress and Information Sharing

In January 2014, the Reserve Bank of India issued a “Framework for Revitalizing Distressed Assets in the Economy”. The framework outlines an action plan for early identification of problem cases, creating a central repository of information on large credits, timely restructuring of accounts which are considered to be viable, and taking prompt steps by banks for recovery or sale of unviable accounts. Accounts have to be categorised into ‘special mention accounts’ based on specified criteria. Joint lenders’ forums are required to be formed to formulate corrective action plans within stipulated timelines, and in case the forum fails to agree on an action plan, it would result in accelerated provisioning. An independent evaluation of large value restructuring with a focus on viability and fair sharing of gains and losses between promoters and creditors has been mandated. The framework is effective from April 1, 2014. The joint lenders’ forum can restructure an account either through the Corporate Debt Restructuring mechanism or independently. See also “Overview of the Indian Financial Sector-Legislative Framework for Recovery of Debts due to Banks-Joint Lenders’ Forum”. Wilful defaulters will normally not be eligible for restructuring, unless the joint lenders’ forum on assessment concludes that the account can be restructured.

The Reserve Bank of India issued guidelines in May 2015 providing a framework for dealing with loan frauds. The guidelines relate to detection, reporting and monitoring of fraud accounts. They prescribe continuous monitoring and red flagging of accounts based on early warning signals for accounts above Rs. 500 million. They also require reporting frauds on the Reserve Bank of India’s central repository of information on large credits for dissemination to other banks and decision-making by the joint lenders’ forum in case of consortium or multiple banking arrangements. The framework also illustrates checks/investigations during the different stages of the loan life-cycle and timelines have been defined to complete the due diligence for evaluation of an account. Restructuring or grant of additional facilities would not be available in case of fraud or red flagged accounts.

Regulations Relating to Making Loans

The provisions of the Banking Regulation Act govern the making of loans by banks in India. The Reserve Bank of India also issues directions covering the loan activities of banks. These directions and guidelines issued by the Reserve Bank of India have been consolidated annually in the Master Circular on “Loans and Advances —Statutory and Other Restrictions” dated July 1, 2015. These guidelines and directions are revised from time to time by the Reserve Bank of India.

Banks are free to determine their own lending rates but each bank must disclose its base rate. The base rate, which takes into consideration all elements of lending rates that are common across borrowers, replaced the benchmark prime lending rate as the standard on July 1, 2010. The base rate is also applicable for loans renewed from July 1, 2010. The base rate is the minimum rate for all loans; banks are not permitted to lend below the base rate except for Differential Rate of Interest advances, loans to banks’ own employees and loans to banks’ depositors against their own deposits. Accordingly, the earlier stipulation of the benchmark prime lending rate as the ceiling rate for loans of up to Rs. 200,000 has been withdrawn. Further, banks are permitted to determine their final lending rates on loans and advances with reference to the base rate and by including such other customer specific charges as they consider appropriate. Until such time that loans linked to the benchmark prime lending rate exist, banks must announce both the benchmark prime lending rate and the base rate. In April 2014, the Reserve Bank of India’s Working Group on Pricing of Credit submitted its report proposing to increase transparency and fairness in credit pricing. The committee has recommended that banks should compute the base rate on the basis of marginal cost of funds and there should be a board approved policy delineating the various components that determine the spread that is charged to a customer. It is further recommended that the spread charged to a customer cannot be increased except when the credit risk profile of the customer deteriorates. Also, the periodicity of the interest rate reset should be notified in advance at the time of making the loan, and any change in interest rates can be made only on pre-specified dates irrespective of the changes made in the base rate. Banks should be able to demonstrate to the Reserve Bank of India the rationale of the pricing policy. Based on the recommendations of the committee, in January 2015, the Reserve Bank of India revised the guidelines on the methodology for calculation of base rate. According to the guidelines, banks will have the flexibility to choose the methodology for calculating the cost of funds, the basis for which could include the average cost of funds or marginal cost of funds. The interest rate on deposits forming part of the calculation, should be chosen for the tenor having the largest share in the deposit base of the bank. Further, banks are required to review the methodology every three years against the earlier requirement of five years. These guidelines are effective from February 19, 2015. Subsequently, the Reserve Bank of India has indicated that banks should consider calculating cost of funds on the basis of marginal cost of funds.

Under Section 20(1) of the Banking Regulation Act, a bank cannot grant any loans and advances against the security of its own shares and a banking company is prohibited from entering into any commitment for granting any loans or advances to or on behalf of any of its directors, or any firm in which any of its directors is interested as partner, manager, employee or guarantor, or any company (not being a subsidiary of the banking company or a company registered under Section 25 of the Companies Act or a government company) of which, or the subsidiary or the holding company of which any of the directors of the bank is a director, managing agent, manager, employee or guarantor or in which he holds substantial interest, or any individual in respect of whom any of its directors is a partner or guarantor. There are certain exemptions in this regard as the explanation to the section provides that ‘loans or advances’ shall not include any transaction which the Reserve Bank of India may specify by general or special order as not being a loan or advance for the purpose of this section.

There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose. The Reserve Bank of India has issued guidelines requiring banks to put in place a policy for exposure to real estate with the approval of their boards. The policy should include exposure limits, collaterals to be considered, collateral cover and margins and credit authorization. The Reserve Bank of India has also permitted banks to extend financial assistance to Indian companies for acquisition of equity in overseas joint ventures or wholly owned subsidiaries or in other overseas companies, new or existing, as strategic investment. Banks are not permitted to finance acquisitions by companies in India. With regard to mortgages, the Reserve Bank of India has imposed a ceiling of 75.0% on the loan-to-value ratio in respect of housing loans exceeding Rs. 7.5 million. However, small value loans of less than Rs. 2.0 million are permitted to have a loan-to-value ratio not exceeding 90.0% and loans from Rs. 2.0 million to Rs. 7.5 million can have a loan-to-value ratio of 80%. For loans where the cost of the house/dwelling unit is less than Rs. 1.0 million, the Reserve Bank of India allowed banks to include stamp duty, registration and other documentation charges to the cost of the house/dwelling unit for the purpose of calculating the loan-to-value ratio from March 2015.

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

In order to ensure adequate credit flow to infrastructure projects, the Reserve Bank of India allowed banks to issue long-term bonds for financing infrastructure projects and low-cost housing in July 2014. These bonds must have a minimum maturity of seven years and are exempted from reserve requirements, such as cash reserve ratio and statutory liquidity ratio, and are also permitted to be deducted from adjusted net bank credit for the purpose of priority sector lending targets.

The Reserve Bank of India has also issued guidelines in July 2014 permitting flexible structuring of long-term project loans to infrastructure and other core industries. According to the guidelines, banks are permitted to structure long-term project loans with the intent of refinancing these loans at periodic intervals without such refinancing being considered as restructuring. Such loans could have tenors linked to the economic life of the project and can extend up to 25 years. The amortisation schedule of the loans can be modified once during the course of the loan without classifying them as restructured loans provided they meet certain specific requirements, such as being a standard asset with no loss on the net present value and the debt amortisation is scheduled within 85.0% of the economic life of the project. In December 2014, the flexible structuring of project loans to infrastructure and core industries was further extended to include existing project loans.

In August 2014, the Reserve Bank of India issued guidelines with regard to refinancing of existing project loans. According to the guidelines, banks are permitted to refinance such loans by way of full or partial take-out financing, even without a pre-determined agreement with other banks, without such refinancing being considered as restructuring. In the case of partial take-out financing, a minimum 25.0% of the outstanding loan value must be taken over by the new set of lenders as against the earlier requirement of 50.0%. Also, the total exposure of all institutional lenders to such projects must be a minimum of Rs. 10.0 billion. This facility would be available only once during the life of the existing project loan.

Directed Lending

Priority Sector Lending

The guidelines on lending to priority sector require commercial banks to lend a certain percentage of their adjusted net bank credit to specific sectors (the priority sectors), such as agriculture, micro and small enterprises, micro-credit, education and housing finance. The target for total priority sector advances is set at 40.0% of adjusted net bank credit (which is net bank credit plus those investments made by banks in non-statutory liquidity bonds that are included in the held-to-maturity category minus recapitalization bonds floated by the government) or of the credit equivalent amount of off-balance sheet exposure, whichever is higher as of March 31 of the previous fiscal year. Of the total priority sector advances, agricultural advances are required to be 18.0% of adjusted net bank credit. The advances to weaker sectors are required to be at 10.0% of the adjusted net bank credit. Advances to the agricultural sector are further divided into “direct lending”, with a target of 13.5% of adjusted net bank credit and “indirect lending”, with a target of 4.5% of adjusted net bank credit.

The priority sector guidelines have been revised periodically. The revisions to the guidelines in July 2012 included classifying loans up to Rs. 20.0 million to corporates or cooperatives directly engaged in agriculture and related activities as direct finance to agriculture and the residual amount under indirect agriculture lending; lending to a small or micro enterprise in the services sector was capped at Rs. 10 million; investments by banks in securitised assets; outright purchases of loans and assignments were eligible for classification under priority sector if the underlying assets themselves qualified for such treatment. The interest rates charged to ultimate borrowers by the originating entities in such transactions were capped for such transactions to be classified as priority sector. However, the Reserve Bank of India maintained the priority sector lending targets including the overall target of 40% of adjusted net bank credit and sub-target of 18% towards agriculture lending. Further, the priority sector target for foreign banks with 20 or more branches in India were brought on par with domestic banks with their target increasing from 32% of adjusted net bank credit to 40%.

In October 2012, advances to housing finance companies for on-lending towards house purchase of upto Rs. 1.0 million per borrower were included under priority sector. Further, in May 2013, the Reserve Bank of India enhanced the loan limit on certain categories of priority sector lending. The categories included micro and small enterprises in the services sector where the loan limit was enhanced from Rs. 20.0 million to Rs. 50.0 million, bank loans to dealers/sellers of fertilizers, pesticides, seeds, cattle feed, poultry feed, agricultural implements and other inputs where the loan limit was enhanced from Rs. 10.0 million to Rs. 50.0 million and pledge loans to individual farmers and corporates engaged in agricultural activities from Rs. 2.5 million to Rs. 5.1 million.

Fresh loans to non-banking finance companies for on-lending to individuals were removed from priority sector effective from April 1, 2011. Loans to microfinance institutions, including non-banking finance companies operating as microfinance companies prior to April 1, 2011, for on-lending to individuals continue to be eligible for classification under the priority sector category. However, banks have to ensure that microfinance companies comply with the restrictions prescribed by the Reserve Bank of India on margins and interest rates charged on individual loans. Further, loans sanctioned to non-banking finance companies which are then lent onwards to individuals and entities with gold jewellery as collateral are excluded from classification as direct agriculture lending under priority sector requirements since February 2011. Similarly, investments made by banks in securitised assets originated by non-banking finance companies, where the underlying assets were loans against gold jewellery, and the purchase/assignment of a gold loan portfolio from non-banking finance companies were also made ineligible for classification under agriculture sector lending.

Banks falling short of their priority sector lending targets are required to contribute amounts equivalent to the shortfall to specific government funds like the Rural Infrastructure Development Fund, established by the National Bank for Agriculture and Rural Development, or funds with other financial institutions. The allocation of amounts among the banks is decided by the Reserve Bank of India. The contribution is made by subscribing to bonds issued with a maturity of up to seven years. The interest rates on these contributions are below market rates and are generally set depending on the bank rate as set by the Reserve Bank of India. In May 2014, the Reserve Bank of India issued guidelines allowing banks to include the outstanding mandated investments in these government funds at March 31 of the fiscal year to be treated as part of indirect agriculture and count towards overall priority sector target achievement. Investments at March 31 of the preceding year would also be included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements. In December 2014, the Reserve Bank of India issued changes to the classification of shortfall and interest rates payable to banks on funds placed with the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India and the National Housing Bank towards shortfall in meeting priority sector obligations.

Considering the volatility in the currency market, as a one-time measure in fiscal 2014, the Reserve Bank of India allowed incremental foreign currency non-resident bank deposits and non-resident (external) rupee deposits with a maturity of three years and above to be exempted from maintenance of reserve requirements including cash reserve ratio and statutory liquidity ratio. This benefit was available on deposits received between July 26, 2013 and March 7, 2014. Advances extended against such incremental foreign currency deposits were allowed to be excluded from the computation of adjusted net bank credit for priority sector lending targets. These advances would be eligible for exclusion from adjusted net bank credit till their repayment. Further, in fiscal 2015, the Reserve Bank of India allowed banks to issue long-term bonds for financing infrastructure and low-cost housing. The amount raised by way of these bonds is permitted to be excluded from adjusted net bank credit for the purpose of computing priority sector lending targets, except to the extent that the lending against these bonds is included in priority sector lending.

The Reserve Bank of India released revised priority sector lending guidelines in April 2015. These revised priority sector guidelines are applicable from fiscal 2016. The overall target for priority sector lending would continue to be 40.0% of adjusted net bank credit; sub-targets for direct and indirect lending to agriculture were combined and sub-targets of 8.0% for lending to small and marginal farmers and 7.5% lending target to micro-enterprises were introduced. These sub-targets are to be achieved in a phased manner by March 2017. Sectors qualifying for priority sector lending have been broadened to include medium enterprises, social infrastructure and renewable energy. Priority sector lending achievements would be evaluated on a quarterly average basis from fiscal 2017. According to the guidelines, foreign banks with less than 20 branches will also now be required to meet priority sector lending targets of 40.0% of adjusted net bank credit, on par with domestic banks by fiscal 2020. Further, in July 2015, the Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India would notify the banking system’s average level at the beginning of each year. The Reserve Bank of India has also directed banks to continue to pursue the target of 13.5% of adjusted net bank credit towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines.

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

In November 2014, the Reserve Bank of India released final guidelines on licensing of payment and small finance banks. The minimum capital requirement of small banks and payments banks is Rs. 1.0 billion, of which the promoters' initial minimum contribution would be at least 40.0% with a lock-in period of five years. According to the guidelines, payments banks are permitted to accept only demand deposits not exceeding Rs. 100,000 per individual customer, required to invest 75.0% of deposits in government securities of up to one year maturity and are allowed to sell credit products of other banks as business correspondents. Also, a promoter/promoter group can enter into a joint venture with an existing bank whereby the bank can invest up to 30.0% equity stake in payment banks. Small banks can provide all basic banking products with at least 50.0% of their portfolio consisting of loans up to Rs. 2.5 million and meet the priority sector lending requirement of 75.0% of adjusted net bank credit. There will be no restrictions on small banks in the area of operations. Forty-one applications for payment bank licenses and 72 applications for small finance bank licenses were submitted to the Reserve Bank of India.

With a view to ensure adequate flow of credit to the micro and small enterprises, in April 2014 the Reserve Bank of India advised banks to provide differential interest rates for such borrowers. While pricing the loan, banks have to take into account incentives made available to micro and small enterprises in the form of credit guarantee cover and the zero risk weight applicable to such guaranteed loans for capital adequacy purposes. However, the differential rate of interest cannot be below the base rate of the bank.

Export Credit

The Reserve Bank of India also requires commercial banks to make loans to exporters at concessional rates of interest. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This target is in addition to the priority sector lending mandate of 40.0% of adjusted net bank credit. We provide export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. In May 2014, the Reserve Bank of India allowed exporters with a satisfactory track record of at least three years to receive long-term export advance at concessional rates for execution of long-term supply contracts up to a maximum period of 10 years.

Credit Exposure Limits

As a prudential measure aimed at better risk management and avoidance of concentration of credit risks, the Reserve Bank of India has prescribed credit exposure limits for banks and long-term lending institutions in respect of their lending to individual borrowers and to all companies in a single group (or sponsor group). These measures are consolidated in the Reserve Bank of India’s Master Circular on exposure norms dated July 1, 2015. The limits currently set by the Reserve Bank of India are as follows:

•	The exposure ceiling for a single borrower is 15.0% of capital funds and group exposure limit is 40.0% of capital funds. In case of financing for infrastructure projects, the exposure limit to a single borrower may be extended by another 5.0% (i.e., up to 20.0% of capital funds) and the group exposure limit may be extended by another 10.0% (i.e., up to 50.0% of capital funds). The exposure limit in respect of single borrower was raised to 25.0% of capital funds for oil companies that were issued oil bonds by the government of India. Banks may, in exceptional circumstances, with the approval of their board of directors, consider enhancement of the exposure to a borrower up to a maximum of further 5.0% of capital funds, subject to the borrower consenting to the banks making appropriate disclosures in their annual reports.

•	Exposures to public sector undertakings are exempted from group exposure limits.

•	Capital funds are the total capital as defined under capital adequacy norms (tier I and tier II capital).

•	Exposure shall include credit exposure (funded and non-funded credit limits) and investment exposure (including underwriting and similar commitments). Non-fund based exposures are calculated at 100.0% and in addition, banks need to include exposure on account of forward contracts in foreign exchange and other derivative products, like currency swaps and options, computed in accordance with the current exposure method at their replacement cost value in determining individual or group borrower exposure ceilings.

The Reserve Bank of India requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodical review by the banks. We have fixed a ceiling of 15.0% on our exposure to any one industry (other than retail loans) and monitor our exposures accordingly.

As an interim measure to promote a central clearing of standardized over-the-counter derivative products through a central counterparty, in January 2014, the Reserve Bank of India issued guidelines allowing a bank’s clearing exposure to qualifying central counterparties to be outside of the ceiling of 15.0% of its capital funds applicable to a single counterparty. Other exposures to qualifying central counterparties such as loans, credit lines, investments in the capital of central counterparty, liquidity facilities, etc. would continue to be within the existing ceiling of 15.0% of capital funds to a single counterparty. However, all exposures of a bank to a non-qualifying central counterparty should be within the exposure ceiling of 15.0%.

In March 2015, the Reserve Bank of India released a discussion paper on a large exposures framework and enhancing credit supply through market mechanism. The framework proposes a limit of 25.0% of the eligible capital base in respect of exposures to each counterparty, which will include a group of connected counterparties. The group will be identified on the basis of economic interdependence and the eligible capital base is defined as the tier 1 capital of the bank as against the current norm of total capital funds.

Limits on Exposure to Non-banking Finance Companies

The guidelines restrict each bank’s exposure to non-banking finance companies, excluding asset financing and infrastructure financing companies, to 10.0% of the bank’s capital funds as per the last audited balance sheet. Exposure to non-banking asset finance companies/infrastructure finance companies has been restricted to 15.0% of bank’s capital funds and to non-banking gold loan companies to 7.5% of bank’s capital funds. The limit may be increased to 12.5% for Non-Banking Finance Company-Gold Loan companies, 15% for non-banking finance companies excluding asset financing and infrastructure financing companies and 20.0% respectively for non-banking asset and infrastructure financing companies, provided that the excess exposure is on account of funds lent to infrastructure sectors.

Limits on intra-group transaction and exposures

In February 2014, the Reserve Bank of India issued guidelines on management of intra-group transaction and exposures for financial conglomerates. The guidelines prescribe quantitative limits for intra-group financial transactions and prudential measures for non-financial transactions. The Reserve Bank of India has prescribed a single group entity exposure limit of 5.0% of paid-up capital and reserves of the bank for non-financial companies and unregulated financial services companies and 10.0% in case of regulated financial entities. The aggregate group exposure cannot exceed 20.0% of paid up capital and reserves in case of all group entities (financial and non-financial) taken together and 10% in case of all non-financial companies and unregulated financial services companies taken together. Banks’ exposures to other banks/financial institutions in the group in form of equity and other capital instruments are exempted from above limits. In case a bank’s current intra-group exposure is more than the limits stipulated in the guidelines, it should bring down the exposure within the limits before March 31, 2016. If the exposure exceeds the permissible limits after March 31, 2016, the excess amount would be deducted from common equity tier 1 capital of the bank. These guidelines are effective from October 1, 2014.

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

Investment by banks in specified instruments which are issued by other banks or financial institutions and are eligible for capital status for the investee bank/financial institution should not exceed 10% of the investing bank’s capital funds. Further, the banks/financial institutions should not acquire any fresh stake in a bank’s equity shares, if by such acquisition, the investing bank’s or financial institution’s holding exceeds 5% of the investee bank’s equity capital. The guideline requires banks to obtain prior approval of the Reserve Bank of India for equity investment in a company engaged in the financial sector and such investments are held under the held-for-trading category.

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

In July 2014, banks were allowed to issue long-term bonds for financing infrastructure projects and low-cost housing. Banks were not allowed to invest in the bonds issued by other banks. In June 2015, however, the Reserve Bank of India permitted banks to invest in bonds issued by other banks. These investments are subject to certain conditions including (i) investments in these bonds are not considered for the purpose of calculation of net demand and time liabilities, (ii) they are not held under the held-to-maturity category, and (iii) a bank’s investment in these bonds cannot exceed 2.0% of its tier 1 capital or 5.0% of the issue size.

Further, the total investment by banks in liquid or short-term debt schemes of mutual funds with weighted average maturity of portfolio of not more than one year is subject to a prudential cap of 10% of their net worth as on March 31 of the previous year.

A 125.0% risk weight is assigned to all capital market exposures.

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

The held to maturity category can include statutory liquidity ratio securities up to a specified percentage of the demand and time liabilities and certain non-statutory liquidity ratio securities, including fresh recapitalization bonds received from the government of India towards recapitalization requirement and held in the investment portfolio, fresh investment in the equity of subsidiaries and joint ventures, Rural Infrastructure Development Fund/Small Industries Development Board of India/Rural Housing Development Fund deposits and investment in long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. In May 2013, the Reserve Bank of India announced that the level of government securities portfolio permitted to be included in the held-to-maturity category in excess of the overall limit of 25.0% of the investment portfolio permitted to be classified as held-to-maturity, was reduced from 25.0% of demand and time liabilities to 23.0% of demand and time liabilities, in line with the then existing statutory liquidity ratio requirement, with the reduction to be implemented in a phased manner with 50 basis points being reduced every quarter beginning from the three months ended June 30, 2013.

However, following the sharp increase in long-term yields in August 2013 caused by monetary tightening measures announced by the Reserve Bank of India on July 15, 2013 and July 23, 2013, the Reserve Bank of India allowed certain adjustments in the investment portfolio classification and valuation of banks as a temporary measure. Banks were allowed to retain the level of government securities portfolio in the held-to-maturity category at 24.5% of demand and time liabilities, as compared to the earlier requirement of 24.0% during the three months ended September 30, 2013. However, from August 2014, the Reserve Bank of India resumed the reduction in the level of government securities portfolio in the held-to-maturity category which was reduced to 24.0% of demand and time liabilities effective from August 9, 2014. In September 2014, there was a further reduction in the ceiling on government securities under the held-to-maturity category to 22.0% of demand and time liabilities with a 50 basis points reduction each to be effected on January 10, 2015, April 4, 2015, July 11, 2015 and September 19, 2015.

•	Profit or loss on the sale of investments in both held for trading and available-for-sale categories are taken in the income statement. Profit on the sale of investments in the held to maturity category, net of tax and statutory reserve, is appropriated to the capital reserve account after being taken in the income statement. Loss on any sale is recognized in the income statement.

•	The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the Reserve Bank of India price list or prices declared by Primary Dealers Association of India jointly with the Fixed Income Money Market and Derivatives Association of India serves as the “market value” for investments in available-for-sale and held for trading securities.

•	Investments under the held for trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities should be shifted to the available-for-sale category.

•	Investments may be shifted from or to held-to-maturity with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available-for-sale to held for trading may be done with the approval of the board of directors, the Asset Liability Management Committee or the Investment Committee; shifting from held for trading to available-for-sale is generally not permitted. Since August 2010, the Reserve Bank of India has mandated that, with regard to sales and transfers of securities from or to the held-to-maturity category, if the value of sales exceeds 5.0% of the book value of the investment held in the held-to-maturity category at the beginning of the year, the market value of the investment will have to be disclosed in the notes to the financial accounts in the annual report along with the excess book value over market value for which a provision was not made. In August 2013, following the sharp movement in bond yields, the Reserve Bank of India permitted banks to transfer the government securities portfolio from the held-for-trading and available-for-sale categories to the held-to-maturity category up to 24.5% of demand and time liabilities as a one-time measure. This transfer was excluded from the 5.0% limit prescribed for value of sale or transfer to the held-to-maturity category. The transfer had to be done before September 30, 2013 and banks had the option to value the transferred portfolio at July 15, 2013 prices.

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

Prohibition on Short-Selling

The Reserve Bank of India permits scheduled commercial banks and primary dealers to undertake short sale of central government dated securities, subject to the short position being covered within a maximum period of three months. The short positions have to be covered only by outright purchase of an equivalent amount of the same security. The Reserve Bank of India has permitted banks to sell government securities already contracted for purchase, provided that the purchase contract is confirmed and the contract is guaranteed by Clearing Corporation of India Limited, or the security is contracted for purchase from the Reserve Bank of India. Each security is deliverable or receivable on a net basis for a particular settlement cycle. The Reserve Bank of India has also permitted a “when issued” market in government securities in order to further strengthen the debt management framework.

In February 2015, Reserve Bank of India permitted re-repo of government securities, including state development loans and treasury bills, acquired under reverse repo subject to prescribed conditions.

Introduction of Credit Default Swaps for Corporate Bonds

In fiscal 2012, the Reserve Bank of India introduced credit default swaps on corporate bonds. Banks are allowed to undertake such transactions, both as market makers as well as users. Commercial banks are eligible to act as market makers provided they fulfill the criteria of a minimum 11.0% capital adequacy ratio with a tier I ratio of at least 7%, and a net non-performing assets ratio of less than 3.0%. Banks’ net credit exposures on account of credit default swaps cannot exceed 10.0% of the investment portfolio of unlisted/unrated bonds. Credit default swaps were earlier allowed only on listed corporate bonds and unlisted but rated bonds of infrastructure companies. In January 2013, this was expanded to include unlisted but rated corporate bonds. Further, credit default swaps were permitted on securities with original maturities of up to one year such as commercial papers, certificates of deposit, and non-convertible debentures with original maturities of less than one year.

Subsidiaries and Other Financial and Non-Financial Sector Investments

Banks need prior permission of the Reserve Bank of India to incorporate a subsidiary. Banks are required to maintain an “arms’ length” relationship with our subsidiaries and with mutual funds sponsored by us in regard to business parameters such as not taking undue advantage in borrowing/lending funds, transferring/selling/buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary or financing our clients through them when we are not able or not permitted to do so ourselves. We have to observe the prudential norms stipulated by the Reserve Bank of India, from time to time, in respect of our underwriting commitments. Pursuant to such prudential norms, our underwriting or the underwriting commitment of our subsidiaries under any single obligation shall not exceed 15.0% of an issue. Banks also need the prior specific approval of the Reserve Bank of India to participate in the equity of financial services ventures including stock exchanges and depositories notwithstanding the fact that such investments may be within the ceiling (the lower of 30.0% of the paid-up capital of the investee company or 30.0% of the investing bank’s own paid-up capital and reserves) prescribed under Section 19(2) of the Banking Regulation Act.

Under the Reserve Bank of India guidelines, a bank’s equity investments in a subsidiary company, or a financial services company (including a financial institution, a stock or other exchange or a depository) which is not a subsidiary, should not exceed 10% of the bank’s paid-up share capital and reserves and the total investments made in all subsidiaries and all non-subsidiary financial services companies should not exceed 20% of the bank’s paid-up share capital and reserves. However, the cap of 20% does not apply, nor is the prior approval of the Reserve Bank of India required, if investments in financial services companies are held under the “held for trading” category, and are not held beyond 90 days.

Under the Reserve Bank of India regulations, a bank’s equity investments in companies engaged in non-financial services activities are subject to a limit of 10% of the investee company’s paid-up share capital or 10% of the bank’s paid-up share capital and reserves, whichever is less. For the purpose of this limit, equity investments held under the “held for trading” category are included. Equity investments in any non-financial services company held by a bank, or entities which are bank’s subsidiaries, associates or joint ventures, and mutual funds managed by asset management companies controlled by the bank should in the aggregate not exceed 20% of the investee company’s paid-up share capital. Any investment by a bank in excess of 10% of the investee company’s paid-up share capital, but not exceeding 30%, requires the approval of the Reserve Bank of India.

A bank may hold equity in excess of 10% of a non-financial services investee company’s paid-up capital without the prior approval of the Reserve Bank of India if the additional acquisition is made through a restructuring or corporate debt restructuring, or is acquired by the bank in order to protect its interest on loans/investments made in a company. However, banks have to submit to the Reserve Bank of India a time bound action plan for disposal of such shares within a specified period.

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

Regulations Relating to Securitization of Loans

In February 2006, Reserve Bank of India issued guidelines on securitization of standard assets by banks and financial institutions. With a view to developing an orderly and healthy securitization market, and ensuring alignment of originators and investors’ interests, the Reserve Bank of India issued guidelines on securitization in May 2012. Under the guidelines, all on-balance sheet standard assets are eligible for securitization, except for revolving credit facilities, mortgage backed securities and asset backed securities. Loans must also meet a minimum holding period requirement, based on the maturity and repayment frequency of the loan, in order to be eligible for securitization. A minimum retention requirement is prescribed to ensure that the originating banks have a continuing stake in the performance of the securitized assets. The total exposure of banks to the securitized loans cannot exceed 20% of the total securitized instruments, and any exposure in excess of this limit must be risk-weighted at 1,250%.

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

The Reserve Bank of India guidelines require that payment of interest be calculated on saving bank account deposits on the basis of daily average balances.

Domestic time deposits and rupee-denominated non-resident ordinary and non-resident rupee accounts have a minimum maturity of seven days. Time deposits from non-resident Indians denominated in foreign currency have a minimum maturity of one year and a maximum maturity of five years.

Banks are allowed to offer differential rates of interests on domestic deposits of the same maturity subject to the following conditions:

•	time deposits are of Rs. 10.0 million and above; and

•	interest on deposits is paid in accordance with the schedule of interest rates disclosed in advance by the bank and not pursuant to negotiation between the depositor and the bank.

In April 2015, the Reserve Bank of India allowed banks to introduce the feature of early withdrawal facility in a term deposit as a distinguishing feature for offering differential rates of interest. All term deposits of individuals of Rs. 1.5 million and below should, necessarily, have premature withdrawal facility. For all other term deposits, customers should be given the option to choose between term deposits either with or without premature withdrawal facility. Banks will be required to disclose in advance the schedule of interest rates payable on deposits.

Interest rates on non-resident foreign currency term deposits of one to three years and three to five years are linked to the LIBOR/SWAP rates for the U.S. dollar of corresponding maturity. The rate is periodically prescribed by the Reserve Bank of India. With effect from March 1, 2014, interest rates on FCNR (B) deposits of tenor one to three years was fixed at LIBOR/SWAP plus 200 basis points and interest rate for deposits of tenor three years to five years was fixed at LIBOR/Swap plus 300 basis points. Interest rates on non-resident rupee savings deposits are set at the rate applicable to domestic savings deposits. Since fiscal 2012, banks are free to determine the interest rates on non-resident (external) rupee deposits and ordinary non-resident accounts. However, the interest rates cannot exceed the rate offered by the bank on comparable domestic rupee deposits. In September 2013, the Reserve Bank of India removed the ceiling on interest rates for non-resident (external) rupee deposits of three years and above till February 28, 2014. Effective March 1, 2014, the interest rates offered on FCNR (B) deposits of tenor three to five years were re-instated to the ceiling of LIBOR/SWAP plus 300 basis points as against the exceptional rate of LIBOR/SWAP plus 400 basis points permitted from August 2013 to February 2014. Also, interest rates of non-resident (external) rupee deposits was capped to comparable domestic rupee deposits as compared to the earlier deregulation of interest rates permitted from August 2013 to February 2014. The ceiling on ordinary non-resident accounts however continued.

In September 2013, the Reserve Bank of India introduced a swap facility for incremental foreign currency deposits. This was set up with the intent to increase the flow of foreign currency funds into the country considering the sharp depreciation in the rupee. This facility was only for deposits in foreign currency non-

resident (bank) deposit accounts, and was available only in U.S. dollars. The tenor of the swap was fixed at three years and above. A bank could avail the swap facility only once a week, with the maximum amount of U.S. dollars eligible for swap equal to the foreign currency deposits mobilised in the preceding week. The swap facility was made available only for a fixed period from September 10, 2013 to November 30, 2013. In another step taken by the Reserve Bank of India, effective from July 26, 2013, incremental foreign currency non-resident deposits and non-resident rupee deposits having a maturity of three years and above were exempted from cash reserve ratio and statutory liquidity ratio requirements. This benefit was withdrawn for deposits received from March 8, 2014 onwards.

With a view to increasing the availability of financial services across regions and population segments, the Reserve Bank of India has advised banks to make available a basic savings bank deposit account without having the requirement of any minimum balance.

Regulations Relating to Customer Service & Customer Protection

Enhancing customer service and customer protection is a focus area for the Reserve Bank of India which has regularly emphasized on offering efficient, fair and speedy customer service. In this regard, a committee was set up in fiscal 2010 to consider improvements in customer service in banks. Following the recommendations made by the committee, the Reserve Bank of India has issued several guidelines. In July 2013, banks were mandated to have a uniform pricing policy for all customers across all branches, irrespective of the branch in which the account was opened. Further, draft guidelines on wealth management and marketing services offered by banks were issued. According to the guidelines, wealth management services can be offered only through a subsidiary or a separately identifiable department or division in the bank in order to avoid conflict of interest. Further, banks need to take prior approval of the Reserve Bank of India for offering wealth management services. In May 2014, the Reserve Bank of India issued guidelines instructing banks to not charge foreclosure charges or pre-payment penalties on floating rate term loans sanctioned to individual borrowers. Further, banks are also not permitted to levy penal charges for non-maintenance of minimum balance in any in-operative accounts.

In December 2014, Reserve Bank of India has issued a charter of customer rights, which provides the broad, overarching principles for protection of bank customers. The charter describes five basic rights of bank customers which are right to fair treatment, right to transparency, fair and honest dealing, right to suitability, right to privacy and right to grievance redressal and compensation.

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

The Depositor Education and Awareness Fund (DEAF) Scheme, 2014 — section 26A of Banking Regulation Act, 1949

The Reserve Bank of India has advised that banks shall calculate the cumulative balances in all eligible accounts which are unclaimed for more than 10 years along with interest accrued, as on the day prior to May 23, 2014, and such amounts due should be transferred to the Fund on June 30, 2014 (before the close of banking hours). Subsequently, the amount due in each calendar month shall be transferred on the last working day of the subsequent month.

Regulations Relating to Knowing the Customer and Anti-Money Laundering

The Prevention of Money Laundering Act, 2002, which came into effect beginning July 2005, seeks to prevent and criminalise money laundering and terrorist financing. It also provides for the freezing and confiscation of assets concerned in money laundering/terrorism offences, and the formation of the Financial Intelligence Unit. This Act lays down the obligations on designated entities (including banks and financial institutions) for maintaining records of prescribed transactions and for reporting such transactions to the Financial Intelligence Unit. It also lists out the predicate offences that come under the purview of the Act. Prevention of Money-Laundering Rules have also been framed under such Act. This Act and such Rules have since been amended from time to time.

The Reserve Bank of India has prescribed comprehensive guidelines to be observed by banks/financial institutions under its jurisdiction with regard to know your customer, anti-money laundering and combating financing of terrorism procedures in line with the provisions of the Prevention of Money Laundering Act and Rules notified there under. This is in line with the recommendations made by the Financial Action Task Force on Anti-Money Laundering standards and on Combating Financing of Terrorism. These guidelines are revised from time to time, and consolidated guidelines are issued in the Reserve Bank of India’s master circulars. The objective of these guidelines is to prevent banks from being used, intentionally or unintentionally, by criminal elements for money laundering or terrorist financing activities. The guidelines cover key aspects including customer acceptance policy, customer identification procedures, monitoring of transactions and risk management. The guidelines also cover enhanced due diligence measures, regulatory reporting as per the Prevention of Money Laundering Act, appointment of designated director and a senior official as principal officer, training of employees and independent audit of anti-money laundering/know your customer framework.

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

According to Reserve Bank of India guidelines regarding prudential limits for inter-bank liabilities, a bank’s inter-bank liabilities cannot exceed 200.0% of its net worth as on the last day of the previous fiscal year. Individual banks have been permitted, with the approval of their boards of directors, to fix a lower limit for their inter-bank liabilities, keeping in view their business model. However, banks whose capital to risk assets ratio is at least 25% more than the minimum capital to risk assets ratio (currently 9%), i.e., 11.25% as on the last day of the previous fiscal year, are allowed a higher limit with respect to inter-bank liability of up to 300.0% of their net worth. The limits prescribed include only fund-based inter-bank liabilities within India (including inter-bank liabilities in foreign currency to banks operating within India), and inter-bank liabilities outside India are excluded. The Reserve Bank of India guidelines also stipulate that existing limits on call-money borrowing shall form a sub-limit of the above-mentioned limit. At present, on a fortnightly average basis, call/notice money borrowings should not exceed 100% of bank’s capital funds. However, banks are allowed to borrow a maximum of 125% of their capital funds on any day during a fortnight.

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

In November 2012, the Reserve Bank of India issued revised guidelines consolidating the various instructions and guidelines on liquidity risk management issued from time to time in the past. Instructions and guidelines were enhanced in line with the Basel Committee on Banking Supervision Principles for Sound Liquidity Risk Management and Supervision. The guideline includes enhanced guidance on liquidity risk governance, measurement, monitoring and the reporting to the Reserve Bank of India on liquidity positions.

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

Our foreign exchange operations are subject to the guidelines specified by the Reserve Bank of India in the exchange control manual. As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to foreign exchange business in India. We are also among banks that submit data to government authorities for the setting of financial benchmarks. In April 2014, the Reserve Bank of India issued guidelines recommending measures to strengthen the quality, methodology and the governance framework with respect to financial benchmarks. This was based on recommendations submitted by the committee on financial benchmarks. According to the guidelines, banks submitting data would have to implement an internal board approved policy on governance of the benchmark submission process and periodically submit a confirmation on compliance with the guidelines. Further, it was proposed that an independent company be set up for the administration of benchmarks. In July 2015, the Financial Benchmarks India Private Limited was set up which would begin by administrating the overnight inter-bank rate and which would be based on the actual traded rate every morning. Over a period, it is also proposed to administer foreign exchange benchmarks and rupee interest rate benchmarks.

Authorised dealers, like us, are required to determine our limits on open positions and maturity gaps in accordance with the Reserve Bank of India guidelines and these limits are approved by the Reserve Bank of India.

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

The Reserve Bank of India issues guidelines on external commercial borrowings and trade credits from time to time. Consolidated guidelines relating to external commercial borrowings until June 30, 2015 are covered by the Reserve Bank of India in its Master Circular on “External Commercial Borrowings and Trade Credit” dated July 1, 2015. The guidelines do not permit financial intermediaries, including banks, to raise such borrowings or provide guarantees in favor of overseas lenders for such borrowings. Eligible borrowers, which are largely corporations, may raise such borrowings for investments such as the import of capital goods, in new and expansion projects, and also to meet foreign exchange needs of the infrastructure sector. The external commercial borrowing proceeds can also be utilized for overseas direct investment in joint ventures and wholly owned subsidiaries subject to the existing guidelines on Indian Direct Investment in joint ventures and wholly owned subsidiaries abroad. Utilization of external commercial borrowing proceeds is not permitted for lending, capital market investments or acquisitions in India or real estate investments (including integrated townships). The maximum amount of external commercial borrowings a corporate can raise is US$ 750 million during a year. Corporations in the services sector are permitted to avail of external commercial borrowing of up to US$ 200 million. From November 2011, the all-in-cost ceiling for external commercial borrowings has been fixed at LIBOR plus 350 basis points for borrowings with an average maturity period of three to five years. For borrowings with an average maturity of over five years, the all-in-cost ceiling remains at 500 basis points over LIBOR. In July 2012, the Reserve Bank of India permitted companies in the manufacturing and infrastructure sector to raise external commercial borrowings for the repayment of rupee loans availed from domestic banks, subject to their satisfying certain conditions. However, overseas branches/subsidiaries of Indian banks are not permitted to provide external commercial borrowings for repayment of rupee loans of domestic banks.

Borrowers are permitted to raise external commercial borrowings for the purpose of refinancing an existing external commercial borrowing. While earlier borrowings at higher all-in-cost up to a specified ceiling was permitted, in fiscal 2014, the facility for raising fresh borrowings for refinancing an existing external commercial borrowing at a higher all-in cost was discontinued.

Non-banking finance companies categorized as infrastructure finance companies are allowed to raise borrowings through external commercial borrowing since March 2010. Currently, they are permitted to borrow up to 75% of their owned funds under the automatic route. Companies that want to exceed the limit of 75% of owned funds have to take approval of the Reserve Bank of India. At least 75.0% of their currency risk exposure has to be hedged according to the guidelines. The Reserve Bank of India has also permitted non-banking financial services categorized as asset finance companies to raise external commercial borrowings for financing the import of infrastructure equipment for leasing to infrastructure projects up to 75% of their owned funds (external commercial borrowing including all outstanding external commercial borrowings) subject to a maximum of US$ 200 million or its equivalent per financial year with a minimum maturity of five years and subject to hedging the currency risk exposure in full.

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

In June 2015, the Reserve Bank of India issued a draft framework on issuance of rupee-linked bonds in overseas markets. As per the guidelines, Indian corporates eligible to raise external commercial borrowings will be permitted to issue such bonds. The bonds can be issued in jurisdictions which are Financial Action Task Force (FATF) compliant. End use restrictions of the funds, amount and average maturity period of such bonds would be as per the existing external commercial borrowings guidelines.

Foreign Currency Borrowings by Banks in India

The Reserve Bank of India has allowed banks to borrow funds from their overseas branches and correspondent banks (including borrowings for financing export credit, external commercial borrowings and overdrafts from their head office/nostro account) up to a limit of 50% of unimpaired tier I capital or US$ 10 million, whichever is higher. However, short-term borrowings up to a period of one year or less should not exceed 20% of unimpaired tier I capital within the overall limit of 50%. In October 2013, the Reserve Bank of India issued a notification enhancing the borrowing limit from 50% to 100% of unimpaired tier I capital or US$ 10 million, whichever is higher. The enhanced limit was made available for a limited period of up to November 30, 2013 as a measure to improve foreign currency inflows in the economy. These borrowings were also eligible for the U.S. dollar—Rupee swap facility provided by the Reserve Bank of India at a fixed rate of 3.5% per annum from September 10, 2013 till November 30, 2013.

All the regulations and guidelines issued by the Reserve Bank of India, as amended from time to time, in connection with foreign currency borrowings by banks in India have been consolidated in the master circular on Risk Management and Inter-Bank Dealings dated July 1, 2015. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches or correspondents abroad and also includes overseas borrowings in gold for funding domestic gold loans. Capital funds raised by issue of innovative perpetual debt instruments and other overseas borrowings with the specific approval of the Reserve Bank of India will continue to be outside the limit of 50% of unimpaired tier I capital.

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

The cash reserve ratio was revised to 4% of a bank’s demand and time liabilities adjusted for the exemptions which include (but are not limited to) (i) the paid up capital, reserves and credit balance of the bank; (ii) net income tax provision; (iii) amount received from Deposit Insurance and Credit Guarantee Corporation towards claims and held by banks pending adjustments; (iv) provision not being a specific liability arising from contracting additional liability and created from profit and loss account; and (v) demand and time liabilities in respect of their offshore banking units, effective from the fortnight beginning February 9, 2013. The Reserve Bank of India does not pay any interest on cash reserve ratio balances.

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

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. The percentage of this liquidity ratio is fixed by the Reserve Bank of India from time to time, and must be a minimum of 21.5% (with effect from February 7, 2015) and a maximum of 40.0% pursuant to section 24 of the Banking Regulation Act. See also “Overview of the Indian Financial Sector—Structural Reforms—Amendments to the Banking Regulation Act”. On August 9, 2014, the Reserve Bank of India reduced the statutory liquidity ratio from 22.5% to 22.0%. With effect from February 7, 2015, the Reserve Bank of India further reduced the statutory liquidity ratio by 50 basis points to 21.5%.

Liquidity Coverage Ratio

In June 2014, the Reserve Bank of India released guidelines implementing the Basel III Framework on Liquidity Standards— Liquidity Coverage Ratio, Liquidity Risk Monitoring Tools and Liquidity Coverage Ratio Disclosure Standards. According to the guidelines, banks have to maintain a minimum liquidity coverage ratio, which is a ratio of the stock of high quality liquid assets to total net cash outflows over the next 30 calendar days under certain prescribed stressed conditions. The liquidity coverage ratio is designed to ensure that a bank maintains an adequate level of unencumbered high quality liquid assets to meet any acute liquidity requirements over a hypothetical stressed period lasting 30 days. These guidelines are applicable from January 1, 2015, starting with a minimum liquidity coverage ratio requirement of 60.0% and increasing in a phased manner to 100.0% effective from January 1, 2019.

As noted above, banks in India are already required, under Indian law and regulation, to maintain a statutory liquidity ratio at or above a prescribed percentage (currently 21.5%). The statutory liquidity ratio is calculated as the ratio of a bank’s liquid assets, such as cash, gold or approved unencumbered securities (“statutory liquidity ratio securities”), to its net demand and time liabilities. Statutory liquidity ratio securities include Indian central government securities as well as certain securities issued by Indian state governments. Although the statutory liquidity ratio is not a part of the Basel III liquidity standards, a portion of a bank’s statutory liquidity ratio securities may be recognized as high quality liquid assets under the Reserve Bank of India’s liquidity coverage ratio guidelines.

The Reserve Bank of India permits banks to recognize as level one high quality liquid assets under the liquidity coverage ratio, statutory liquidity ratio securities having a value of up to (i) 2.0% of a bank’s net demand and time liabilities, for securities eligible for availing liquidity under the Reserve Bank of India’s Marginal Standing Facility; and (ii) an additional 5.0% of a bank’s net demand and time liabilities, for securities eligible for availing liquidity under the Reserve Bank of India’s Facility to Avail Liquidity for Liquidity Coverage Ratio (which is available only under defined conditions of stress and after a bank has exhausted all other high quality liquidity assets). Statutory liquidity ratio securities include certain Indian state government securities that would also qualify as level one high quality liquid assets under the Reserve Bank of India guidelines, while the Basel III liquidity standards include only national sovereign securities. Banks in India generally hold a significant proportion of their statutory liquidity ratio securities in the form of investments in Indian central government securities which would qualify as level one high quality liquid assets under the Basel III standards.

Net Stable Funding Ratio

In May 2015, the Reserve Bank of India issued draft guidelines on the net stable funding ratio. The ratio promotes resilience over a longer term time horizon by requiring banks to fund their activities with more stable sources of funding on an ongoing basis. According to the guidelines, net stable funding ratio is defined as the amount of available stable funding relative to the amount of required stable funding. Banks will be required to maintain a ratio of at least 100.0% on an ongoing basis. These guidelines are expected to be applicable from January 1, 2018.

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

A legislation to amend the Banking Regulation Act making the prior approval of the Reserve Bank of India mandatory for the acquisition of more than 5.0% of a banking company’s paid-up capital or voting rights by any individual or firm or group passed by Parliament and notified in fiscal 2013. See also, “Overview of the Indian Financial Sector —Structural Reforms — Report on Governance of Boards of Banks in India”.

In February 2009, the government of India issued guidelines for calculation of total foreign investment, both direct and indirect, in Indian companies. Pursuant to this guideline, the foreign shareholding in an Indian company which is not majority-owned and controlled by Indian shareholders will be taken into account in computing the foreign shareholding in investee companies of such Indian company (other than investee companies in the insurance sector, for which there are separate specific regulations). Since foreign ownership up to 74.0% is permitted in Indian private sector banks, such as us, this would impact investments made by Indian private sector banks, including us, and their subsidiaries, in other companies. This would also require assessment of whether any of the Indian shareholders are to be reckoned for purposes of adherence to the foreign ownership limit of 74.0%. This does not, however, impact our investments in our subsidiaries.

Holding Companies

In the annual policy review for fiscal 2011, the Reserve Bank of India announced the formation of a working group, with representatives from the government, various regulatory authorities and banks, to draw a road map for the introduction of a holding company structure. The report of the working group was released in May 2011 with key recommendations favoring a financial holding company structure for the financial sector, particularly large financial groups, with a separate regulatory framework for these holding companies. The Reserve Bank of India, in its guidelines for new private sector banking licenses, has mandated all new banks pursuant to the issuance of such licenses, to be set up under a financial holding company structure. See also “Overview of the Indian Financial Sector—Structural Reforms—Discussion Paper on Banking Structure”.

Restrictions on Payment of Dividends

The Banking Regulation Act requires banks to completely write off capitalized expenses and transfer 20.0% of the disclosed yearly profit to a reserve account before declaring a dividend.

Banks have to comply with the following prudential requirements to be eligible to declare dividends:

•	The capital adequacy ratio is at least 9.0% for the preceding two completed years and the accounting year for which the bank proposes to declare a dividend.

•	The net non-performing asset ratio is less than 7.0%.

•	The Bank is in compliance with the prevailing regulations and guidelines issued by the Reserve Bank of India, including the creation of adequate provision for the impairment of assets, staff retirement benefits, transfer of profits to statutory reserves, etc.

•	The proposed dividend will be paid out of the current year’s profit.

•	Under the Reserve Bank of India’s Basel III guidelines, banks are subject to higher minimum capital requirements and must maintain a capital conservation buffer above the minimum requirements to avoid restrictions on capital distribution. The capital conservation buffer would be implemented in a phased manner beginning from March 31, 2016 and fully implemented by March 31, 2019 as prescribed by the Reserve Bank of India. The Reserve Bank of India has clarified that dividend payment by banks would be governed by the application of the above guidelines, once the capital conservation framework is in effect.

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

Moratorium, Reconstruction and Amalgamation of Banks

The Reserve Bank of India can apply to the government of India for suspension of business by a banking company. The government of India, after considering the application of the Reserve Bank of India, may order a moratorium staying commencement of action or proceedings against such company for a maximum period of six months. During such period of moratorium, the Reserve Bank of India may: (a) in the public interest; (b) in the interest of the depositors; (c) in order to secure the proper management of the bank; or (d) in the interests of the banking system of the country as a whole, prepare a scheme for the reconstruction of the bank or merger of the bank with any other bank. In circumstances entailing reconstruction of the bank or merger of the bank with another bank, the Reserve Bank of India invites suggestions and objections on the draft scheme prior to placing the scheme before the government of India for its approval. The central government may approve the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks.

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

Credit Information Bureaus

The Parliament of India has enacted the Credit Information Companies (Regulation) Act, 2005, pursuant to which every credit institution, including a bank, has to become a member of a credit information bureau and furnish to it such credit information as may be required of the credit institution by the credit information bureau about persons who enjoy a credit relationship with it. Other credit institutions, credit information bureaus and such other persons as the Reserve Bank of India specifies may access such disclosed credit information. The Reserve Bank of India is also seeking to strengthen the coverage and use of credit information and had set up a committee in this regard. The committee submitted its recommendations in March 2014 and recommendations included standardized data formats, for furnishing of credit information to credit information companies, common classification of credit scores and best practices to be followed by credit information companies. In June 2014, some of the recommendations were accepted by the Reserve Bank of India and guidelines were issued in this respect.

Financial Stability and Development Council and Financial Sector Legislative Reforms Commission

The Indian government set up an apex-level body called the Financial Stability and Development Council in fiscal 2011. This is an independent body that oversees regulation and strengthens mechanisms for maintaining financial stability. The institution monitors macro-prudential supervision of the economy and the functioning of large financial conglomerates addresses inter-regulatory coordination issues and focuses on financial literacy and financial inclusion activities. The government has also set up a Financial Sector Legislative Reforms Commission to review the financial sector laws and to bring them in line with the requirements of the sector. The commission submitted its report in March 2013 and has proposed an Indian Financial Code that consolidates different laws governing the financial sector. The framework incorporates components like consumer protection, regulation, capital controls, systemic risk and resolution. The Code also proposed the transition to a regulatory system where the Reserve Bank of India regulates the banking and payments system and of a Unified Financial Agency subsuming all other existing financial sector regulators like the Insurance Regulatory Development Authority of India and the Securities Exchange Board of India.

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

Resolution Regime for Financial Institutions

The Financial Stability and Development Council constituted a high level working group to consider the strengthening of the resolution regime for financial institutions. The working group submitted its report in May 2014. Some key recommendations of the group include setting up of an independent Financial Resolution Authority which would be responsible for implementation of the resolution framework in coordination with respective financial sector regulators. The financial resolution framework should be legally enforceable and extend to all financial institutions including banks, non-banks and financial conglomerates. The framework identifies a set of tools like liquidation, purchase and assumption, and bail-in which involve converting existing creditors into shareholders, temporary public ownership, etc. The resolution framework should avoid use of taxpayers money and ensure imposition of losses to shareholders and unsecured creditors. In case of financial institutions under distress and deemed to be systemically important, the government taking control of the financial institution can be a last option for resolution when all other options fail.

Regulations Governing Use of Business Correspondents

To increase the outreach of banking and ensure greater financial inclusion, in January 2006 the Reserve Bank of India issued guidelines for the engagement of business correspondents by banks providing banking and financial services. Business correspondents are agents engaged by banks to provide banking services at locations other than a bank branch. Business correspondents offer a limited range of banking services at low cost, as setting up a brick and mortar branch may not be viable in all areas. Banks are required to take full responsibility for the acts of omission and commission of the business correspondents that they engage and to conduct due diligence for minimizing agency risks. When the business correspondent model was introduced in January 2006, the entities permitted to act as business correspondents included individuals such as retired bank employees, retired teachers, individual owners of small, independent grocery stores, medical and fair price shops and certain other individuals. The non-individual entities included non-government organizations or microfinance institutions set up under Societies/Trust Acts, societies registered under Mutually Aided Cooperative Societies Acts or the Cooperative Societies Acts of States, not-for-profit companies and post offices. From September 2010, banks are also allowed to engage for-profit companies, excluding non-banking financial companies, as business correspondents in addition to the individuals/entities permitted earlier. In June 2014, the Reserve Bank of India also permitted non-deposit taking non-banking financial companies to be appointed as business correspondents. Further, with a view to scale up the business correspondent channel, the Reserve Bank of India has issued guidelines in April 2014 requiring the board of banks to review the operations and payment of remuneration to business correspondents at least once every six months.

Regulations governing mobile banking

The Reserve Bank of India has permitted Indian banks to offer mobile banking services to their customers. These services are available only for Indian rupee based transactions in the domestic market. Transactions involving a debit to the customer's account should have a two level authentication to execute the transaction. In December 2014, the Reserve Bank of India issued guidelines requiring banks to provide easy registration for mobile banking services, including generation of the personal identification number (PIN) through multiple channels.

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

An amendment to the Banking Regulation Act in fiscal 2013 has increased the voting rights cap from 10.0% to 26.0%. However, this is pending notification by the Reserve Bank of India. See also “Overview of the Indian Financial Sector—Structural Reforms—Amendments to the Banking Regulation Act”.

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

Regulatory Reporting and Examination Procedures

The Reserve Bank of India is responsible for supervising the Indian banking system under various provisions of the Banking Regulation Act, 1949 and the Reserve Bank of India Act, 1934. This responsibility is discharged by the Reserve Bank of India’s Department of Banking Supervision for all scheduled commercial banks excluding regional rural banks. The supervision framework is evolving over a period of time and the Reserve Bank of India has been progressively moving in line with Basel ‘Core Principles for Effective Banking Supervision’. The existing supervisory framework has been modified towards establishing a risk based supervision framework.

This framework is intended to make the supervisory process for banks more efficient and effective, with the Reserve Bank of India applying differentiated supervision to each bank based on its risk profile. A detailed qualitative and quantitative assessment of the bank’s risk is conducted by the supervisor on an on-going basis and a Risk Assessment Report is issued by the Reserve Bank of India. The Reserve Bank of India has designated a senior supervisory manager for the banks under this framework who will be the single point of contact for a designated bank.

We have been subject to supervision under this framework since fiscal 2013. The risk assessment report, along with the report on actions taken by us, has to be placed before our Board of Directors. On approval by our Board of Directors, we are required to submit the report on actions taken by us to the Reserve Bank of India. The Reserve Bank of India also discusses the report with our management team, including the Managing Director and CEO.

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

On June 1, 2015, the Reserve Bank of India issued guidelines on compensation of non-executive directors of private sector banks. According to the guidelines, the Board of Directors, in consultation with its Remuneration Committee, should formulate and adopt a comprehensive compensation policy for the non-executive directors (other than the part-time non-executive chairman). In the policy, the Board may provide for the payment of compensation in the form of a profit related commission, subject to the bank making profits. Such compensation should not exceed Rs.1.0 million per annum for each director. Further, private sector banks have to obtain prior approval of the Reserve Bank of India for granting remuneration to the part-time non-executive chairman under Section 10B(1A)(i) and 35B of the Banking Regulation Act, 1949.

Penalties

The Reserve Bank of India may impose penalties on banks and their employees in case of infringement of regulations under the Banking Regulation Act. The penalty may be a fixed amount or may be related to the amount involved in any contravention of the regulations. The penalty may also include imprisonment.

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

Maintenance of Records

We are required to maintain books, records and registers. The Banking Regulation Act specifically requires banks to maintain books and records in a particular manner and file the same with the Registrar of Companies on a periodic basis. The provisions for production of documents and availability of records for inspection by shareholders as stipulated under the New Companies Act and the rules thereunder would apply to us as in the case of any company. The Know Your Customer Guidelines framed by the Reserve Bank of India also provide for certain records to be updated at regular intervals. As per the Prevention of Money Laundering Act, records of a transaction are to be preserved for five years (changed from ten years to five years in February 2013) from the date of the transaction between a customer and the bank. The Know-Your-Customer records are required to be preserved for a period of five years from the date of cessation of relationship with the customer. The Banking Companies (Period of Preservation of Records) Rules, 1985 requires such records to be preserved for eight years. The Banking Companies (Period of Preservation of Records) Rules, 1985 requires a bank’s records of books, accounts and other documents relating to stock and share registers to be maintained for a period of three years.

Other Statutes

Companies Act

Companies in India, including banks, in addition to the sector-specific statutes and the regulations and guidelines prescribed by the sectoral regulators, are required to comply with relevant provisions of the Companies Act 1956. In 2013, the Indian Parliament enacted the new Companies Act, 2013, including, among other things, provisions to make independent directors more accountable, improve corporate governance practices and make corporate social responsibility mandatory for companies above a certain size and require them to spend a minimum of 2% of the average net profits of the preceding three years for corporate social responsibility initiatives. Any shortfall in this regard is required to be explained in the annual report. A substantial part of the rules for implementation of the Companies Act, 2013 have been notified and are effective from April 1, 2014.

Competition Act

The Competition Act 2002 established the Competition Commission of India with the objective of promoting competition, preventing unfair trade practices and protecting the interest of consumers. The Competition Act prohibits anti-competitive agreements and abuse of market dominance, and requires the approval of the Competition Commission for mergers and acquisitions involving companies above a certain size. Further, the Competition (Amendment) Bill 2012, to amend the Competition Act 2002, was introduced in the lower house of Parliament in December 2012. The Bill aimed to widen the scope from the enterprise level to the group level in identify abuse of dominance, give the government of India the flexibility to specify thresholds for mergers to be regulated under such Act, and make it mandatory for sector-specific regulators to take the views of the Competition Commission of India on mergers and acquisitions in their respective sectors. The bill was later referred to the Standing Committee on Finance, which submitted its report in February 2014. The bill has since lapsed following the dissolution of the Parliament in May 2014 and has not been reintroduced so far by the new government.

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

•	Offshore banking units may raise funds in convertible foreign currency as deposits and borrowings from non-residents including non-resident Indians but excluding overseas corporate bodies.

•	Offshore banking units may operate and maintain balance sheets only in foreign currency.

•	The loans and advances of offshore banking units would not be reckoned as net bank credit for computing priority sector lending obligations.

•	Offshore banking units must follow the Know Your Customer guidelines and must be able to establish the identity and address of the participants in a transaction, the legal capacity of the participants and the identity of the beneficial owner of the funds.

•	The Special Economic Zone Act, 2005 permitted offshore banking units to additionally undertake the following activities:

•	lend outside India and take part in international syndications/consortiums on par with foreign offices;

•	invest in foreign currency denominated debt of Indian units; and

•	extend facilities to subsidiaries/units of Indian entities, located outside India.

Regulations governing banking units in International Financial Services Centres in India

In March 2015, the Reserve Bank of India issued guidelines relating to Indian banks setting up banking units in International Financial Services Centres in India. According to the guidelines, public and private sector banks dealing in foreign exchange would be permitted to set up one banking unit in each international financial services centre in India. Banks will have to take prior approval of the Reserve Bank of India for opening a banking unit, and this will be treated on par with a foreign branch of an Indian bank. The minimum capital requirement for these banking units would be US$ 20 million. Funds raised by the banking units, including borrowings in foreign currency, would have to be from persons not resident in India. Deployment of funds can be with both persons resident in India as well as not resident in India. Liabilities of these units would be exempted from cash reserve ratio and the statutory liquidity ratio. The banking units will have to maintain the minimum regulatory capital as prescribed by the Reserve Bank of India and prudential norms applicable to overseas branches of Indian banks would apply to these banking units. The banking units would operate and maintain their balance sheet only in foreign currency and will not be allowed to deal in Indian Rupees, except having a special rupee account for administrative expenses. The loans and advances of these banking units would not be reckoned for priority sector lending requirements.

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

The framework covers entities under the jurisdiction of the Reserve Bank of India, the Securities and Exchange Board of India, the Insurance Regulatory and Development Authority of India and the National Housing Bank and would in due course be extended to entities regulated by the proposed Pension Fund Regulatory and Development Authority. The Reserve Bank of India has identified us and our related entities as a financial conglomerate with ICICI Bank as the designated entity responsible for reporting to the Reserve Bank of India.

In March 2013, financial sector regulators the Reserve Bank of India, the Securities and Exchange Board of India, the Insurance Regulatory and Development Authority of India and the Pension Fund Regulatory and Development Authority, signed a memorandum of understanding to cooperate in the field of consolidated supervision and monitoring of financial conglomerates.

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

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Sick Industrial Companies Act, 1985, Recovery of Debts Due to Banks and Financial Institutions Act, 1993, and the SARFAESI Act. As a bank, we are entitled to certain benefits under various statutes including the following:

•	The Recovery of Debts Due to Banks and Financial Institutions Act, 1993 provides for establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under this Act, the procedures for recoveries of debt have been simplified and time frames have been fixed for speedy disposal of cases. Upon establishment of the Debt Recovery Tribunal, no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances.

•	The Sick Industrial Companies Act, 1985, (“SICA”), provides for referral of sick industrial companies to the Board for Industrial and Financial Reconstruction. Under this Act, other than the Board of Directors of a company, a scheduled bank (where it has an interest in the sick industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the Board of Industrial and Financial Reconstruction (“BIFR”). The SICA has been repealed by the Sick

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

Taxation

The Government has proposed major reforms in Indian tax laws, namely the goods and services tax and the provisions relating to General Anti Avoidance Rule (GAAR). While the implementation of the goods and services tax is awaited, the implementation of GAAR has been deferred to fiscal 2018. Under the goods and services tax reforms, it has been proposed to introduce unified goods and services tax structures to expand the tax base, rationalize the input tax credit and harmonize the current multiple taxation laws in India. The goods and services tax would replace the indirect taxes on goods and services such as central excise duty, service tax, customs duty, central sales tax, state value added tax, surcharge and excise currently being collected by the central and state governments. In the Union Budget for fiscal 2016, announced on January 28, 2015, the government has indicated that it is committed to a smooth transition to goods and services tax and will endeavour to resolve all issues during the year to enable its introduction. The implementation of goods and services tax is targeted for April 1, 2016.

The GAAR provisions would apply to arrangements declared as “impermissible avoidance arrangements”, which is defined to mean an arrangement, the main purpose or one of the main purposes of which is to obtain a tax benefit and which satisfy at least one of the following tests (i) creates rights, or obligations, which are not ordinarily created between persons dealing at arm’s length; (ii) results, directly or indirectly, in misuse, or abuse, of the provisions of the Income Tax Act, 1961; (iii) lacks commercial substance or is deemed to lack commercial substance, in whole or in part; or (iv) is entered into, or carried out, by means, or in a manner, which are not ordinarily employed for bonafide purposes. If GAAR provisions are invoked, then the tax authorities have wide powers, including the denial of tax benefit or a benefit under the tax treaty.

Income Tax Benefits

As a banking company, the Bank is entitled to certain tax benefits under the Indian Income-tax Act. We are allowed a deduction of up to 20% of the profits derived from the business of providing long-term finance (defined as loans and advances extended for a period of not less than five years) computed in the manner specified under the Indian Income-tax Act and carried to a Special Reserve account. The deduction is allowed subject to the aggregate of the amounts transferred to the Special Reserve Account for this purpose from time to time not exceeding twice our paid-up share capital and general reserves. The amount withdrawn from such a Special Reserve Account would be chargeable to income tax in the year of withdrawal, in accordance with the provisions of the Income-tax Act. In accordance with the guidelines issued by the Reserve Bank of India in December 2013, banks are required to create deferred tax liability on the special reserve on a prudent basis. The deferred tax liability up to March 31, 2013 was permitted to be directly adjusted through reserves and from fiscal year ended March 31, 2014 onwards to be charged through the profit and loss account.

Regulations Governing Insurance Companies

ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, our subsidiaries offering life insurance and non-life insurance, respectively, are subject to the provisions of the Insurance Act, 1938 and subsequent rules and amendments notified, and the various regulations prescribed by the Insurance Regulatory and Development Authority. These regulations regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing of insurance agents, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests.

In May 2002, the Indian Parliament approved the Insurance (Amendment) Act 2002, which facilitates the appointment of corporate agents by insurance companies and prohibits intermediaries and brokers from operating as surrogate insurance agents. The Indian government had proposed an increase in the limit on foreign equity participation in private sector insurance companies from 26.0% to 49.0%. In March 2015, the Insurance

Laws (Amendment) Act, 2015, was enacted, which, inter alia, raised the foreign shareholding limit in insurance companies from 26.0% to 49.0%, while requiring the companies to be Indian owned and controlled. The amendment also eliminated the earlier policy requiring promoters to reduce their stake to 26.0% after completion of 10 years of operations.

The Insurance Regulatory and Development Authority of India periodically issues guidelines pertaining to life insurance business. In fiscal 2011, the Insurance Regulatory and Development Authority of India changed the regulations relating to unit-linked life insurance products. Subsequently, the Insurance Regulatory and Development Authority of India also issued revised regulations relating to non-linked life insurance products, which became effective during fiscal 2014. The key changes related to commissions payable to agents and distributors, lapse of policies, surrender values and minimum death benefits.

The Insurance Regulatory and Development Authority of India has released draft guidelines on bancassurance (i.e., the practice of banks selling insurance products in a marketing arrangement with insurance companies). As per the draft guidelines, banks can tie up with three insurance companies each in life, non-life and health insurance sectors in any of the zones in the country, as defined by the regulator. Final guidelines on bancassurance are awaited.

In fiscal 2007, the general insurance industry in India was de-tariffed and insurance premiums were freed from price controls. Further, in accordance with the Insurance Regulatory and Development Authority’s order dated March 12, 2011, all general insurance companies in India were required to provide for losses on the third party motor pool (a multilateral arrangement for insurance in respect of third party claims against commercial vehicles, the results of which are shared by all general insurance companies in proportion to their overall market share) at a provisional rate of 153.0% from fiscal 2008 to fiscal 2011, as compared to the earlier loss rate of 122.0% to 127.0%. This upward revision of the loss rates for the previous years impacted the profitability of the general insurance companies for fiscal 2012. Insurance Regulatory and Development Authority of India relaxed the solvency requirement for insurers to 1.3 at March 2012 and 1.4 at March 2013. The solvency margin required at March 2014 and at all times thereafter is 1.5. In fiscal 2012, the Insurance Regulatory and Development Authority ordered the dismantling of the motor pool and advised that motor pool liabilities be recognized as per the loss rates estimated by the General Actuaries Department of the United Kingdom, for all underwriting years from fiscal 2008 to fiscal 2012. Further, a Declined Risk Pool was created under which insurers would cede only those policies to the pool that they would not consider underwriting themselves. Insurers have been mandated to underwrite motor pool policies to the extent of the sum of 50.0% of their share in total gross premium and 50% share in total motor premium. Any shortfall against this requirement will be allocated to the insurers from the Declined Risk Pool. Additionally, only specific third party insurance premiums is pooled as against the earlier approach of ceding all third party premiums. Accordingly, under this approach, the size of the pool is expected to decline substantially and the allocation of losses to individual insurers will be based on their ability to meet the mandated targets. See also “Risk Factors—Risks Relating to Our Business—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

Draft Guidelines on Permitting Banks to Enter the Insurance Broking Business

The Insurance Regulatory Development Authority permitted banks to act as brokers and sell insurance products of more than one insurer in August 2013. The guidelines restrict sales of insurance policies of any single insurer to 50.0% of total sales, and 25.0% if the insurer is part of the same promoter group as the bank. As per the guidelines, banks had the option to continue as corporate agents or become insurance brokers with the prior approval of the Reserve Bank of India. In this regard, in November 2013, the Reserve Bank of India issued draft guidelines on permitting banks to enter the insurance broking business. As per the draft guidelines, only those banks fulfilling certain specified minimum criteria including a networth of Rs. 5.0 billion, a minimum capital adequacy ratio of 10.0%, minimum of three years of profitable growth and a net non-performing asset ratio of less than 3.0% would be eligible to enter the business. Banks in insurance broking business would not be allowed to enter into agreements for corporate agency or for referral arrangements for insurance. Banks would also have to disclose details of earnings from the insurance broking business in their annual report.

In January 2015, the Reserve Bank of India allowed banks to undertake insurance broking and agency business by setting up a subsidiary or joint venture. The net worth of such banks should not be less than Rs. 5.0 billion after investing in the equity of such a company. However, banks do not need prior approval of the Reserve Bank of India to act as corporate agents on fee basis.

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

From fiscal 2015, the tax on long-term capital gains was increased from 10.0% to 20.0% on redemption of debt mutual fund units. The period for defining long-term was also revised from 12 months to 36 months. Further, in March 2015, the Association of Mutual Funds of India introduced a cap of 100 basis points on upfront commission for all mutual fund schemes. This is effective from April 1, 2015.

Regulations Governing International Operations

Our international operations are governed by regulations in the countries in which we have a presence. Further, the Reserve Bank of India has notified that foreign branches or subsidiaries of Indian banks can offer structured financial and derivative products, which are not permitted in the domestic market, only at established financial centers outside India, such as New York, London and Singapore. At other centers, the branches and subsidiaries of Indian banks can only offer those products permissible in the domestic market. For undertaking activities not permitted in the domestic market at these centers, banks will have to obtain approval from the Reserve Bank of India.

Overseas Banking Subsidiaries

Our wholly owned subsidiary in the United Kingdom, ICICI Bank UK PLC, is authorized and regulated by the Prudential Regulation Authority. The UK subsidiary has established a branch in Antwerp, Belgium under the European Union Passporting arrangements and also opened a branch in Frankfurt, Germany.

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

Our Singapore branch is currently engaged in corporate and institutional banking, private banking, retail banking and treasury-related activities. In April 2010, the Monetary Authority of Singapore granted the Singapore branch Qualified Full Banking privileges which entitled us to take retail deposits. In Bahrain, we have a retail branch, regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions within Bahrain, individuals or institutions outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. Our branch in Hong Kong is regulated by the Hong Kong Monetary Authority and is permitted to undertake banking business with certain restrictions. Our branch in Sri Lanka is regulated by the Central Bank of Sri Lanka. Our branch in the Dubai International Financial Centre is regulated by the Dubai Financial Services Authority and is licensed to engage with professional clients in or from the Dubai International Financial Centre (DIFC). The Qatar Financial Centre Regulatory Authority regulates our branch in Qatar Financial Centre (QFC). Our branch in New York is regulated by the Federal Reserve Board and the Office of the Comptroller of the Currency. In addition, we also have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai. In fiscal 2016, we have opened a branch in Shanghai, China, where we earlier had a representative office. The branch will be regulated by the China Banking Regulatory Commission.

Representative Offices

Our representative offices in United Arab Emirates, South Africa, Bangladesh, Malaysia and Indonesia are regulated by the respective regulatory authorities.

Foreign Account Tax Compliance Act (FATCA)

The government of India entered into a Model 1 intergovernmental agreement with respect to FATCA with the United States. ICICI Bank has registered with the Internal Revenue Service in the United States.

In addition, the United States has entered into Model 1 intergovernmental agreements with respect to FATCA with Singapore, the United Arab Emirates and Qatar and reached a similar agreement in substance with Bahrain, and a Model 2 intergovernmental agreement with respect to FATCA with Hong Kong. ICICI Bank intends to comply with the terms of applicable intergovernmental agreements with respect to FATCA and any regulations issued thereunder.

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

The Foreign Exchange Management Act, 1999 regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India. The Foreign Exchange Management Act, 1999 has substantially eased the restrictions on current account transactions (with a few exceptions). However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies. The Reserve Bank of India has also permitted authorized dealers to freely allow remittances by individuals up to US$ 250,000, increased from the earlier limit of US$ 75,000 in February 2015, subject to certain restrictions per financial year for any permissible current or capital account transactions or a combination of both, under the Liberalized Remittance Scheme.

Restrictions on Sale of the Equity Shares underlying ADSs and Repatriation of Sale Proceeds

There are no end-use restrictions on ADR issue proceeds except for the real estate sector and stock markets, in which investment of ADR issue proceeds is prohibited.

An ADR holder is entitled to hold or transfer ADRs or redeem them into underlying ordinary shares with the option to continue holding ordinary shares. ADR holders are entitled to same bonus and rights issue as any ordinary shareholder of the company.

ADSs issued by Indian companies to non-residents have free convertibility outside India. Under current Indian regulations there is a general permission for the sale/transfer of equity shares underlying ADSs obtained after conversion of ADRs by a person not resident in India to a resident of India if the sale is proposed to be made through a recognized stock exchange or when the underlying shares are being sold in terms of an offer made under Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations. For all other cases of sale of shares underlying the ADRs, permission of the Reserve Bank of India is required.

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

On May 12, 2015, a new edition of Consolidated Foreign Direct Investment Policy came into effect, to further liberalize FDI, which is a capital account transactions.

Following an amendment to the regulations on transfer or issue of security by a person resident outside India, under the Foreign Exchange Management Act, 1999, a registered broker in India is permitted to purchase shares of any Indian company on behalf of a person resident outside India, for the purpose of converting the shares so purchased into ADSs, provided that:

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

The Operative Guidelines for Disinvestment of Shares by the Indian Companies in the Overseas Market through the Issue of ADRs/GDRs were notified by the Government of India, Ministry of Finance vide notification No.15/23/99-NRI on 29 July, 2002. Under these guidelines, the shareholders may divest their holdings in the overseas market through the mechanism of a sponsored ADS issue by the Indian company. The holdings which may be divested are holdings in Indian companies which are listed either in India or on an overseas exchange. The divestment process is initiated when the Indian company whose shares are being offered for divestment in the overseas market sponsors an ADS issue against the block of existing shares offered by the shareholders under these guidelines. Such ADS issues against existing shares offered by shareholders under the aforesaid guidelines. The proceeds of ADS issue raised abroad shall be repatriated into India within a period of one month of the closure of such issue.

Such ADR/GDR issue against existing shares arising out of divestment must also comply with the Securities and Exchange Board of India (Substantial Acquisition of Shares and Takeover) Regulations, 1997, if ADSs are cancelled and the underlying shares are to be registered with the company. Such divestment would result in foreign equity investment and would also need to conform to the foreign direct investment sectoral policy. All mandatory approvals including those under the Companies Act, 1956 or Companies Act, 2013 (as applicable) would have to be obtained prior to the issue. Further, approval of the Foreign Investment Promotion Board for foreign equity induction through the offer of existing shares under the ADR/GDR route would also have to be obtained. Also, divestment inducting foreign equity would need to be in conformity with the FDI sectoral policy and the applicable sectoral cap.

The Reserve Bank of India has permitted Indian companies issuing ADSs to repatriate the proceeds of issue to India for deployment for the purposes permitted by the government of India; pending repatriation of issue proceeds to India, the Indian company may:

•	invest the funds as an interim arrangement on short-term basis as deposits in foreign banks which are rated for short-term obligations A1+ by Standard and Poor’s or P1 by Moody’s or with the branches of Indian banks abroad; or keep the funds as foreign currency deposits with authorized dealers and/or public financial institutions in India; or

•	invest in treasury bills and other monetary instruments with a maturity or unexpired maturity of one-year or less; or

•	invest in certificate of deposit or other paper issued outside India by banks incorporated in India.

The Reserve Bank of India permits resident shareholders of Indian companies who offer their shares for conversion to ADSs to receive the sale proceeds in foreign currency. However, the conversion to such ADSs must have the approval of the Foreign Investment Promotion Board. Further, the sale proceeds received by residents on conversion of shares to ADSs under the approved sponsored ADR/GDR scheme are permitted to be credited to their Exchange Earners’ Foreign Currency/Resident Foreign Currency (Domestic) accounts or to their rupee accounts in India at their option.

Restriction On Foreign Ownership of Indian Securities

The Government of India strictly regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies, including the equity shares represented by ADSs, is governed by the Foreign Exchange Management Act, 1999, read with the rules, regulations and notifications issued thereunder. The Act authorizes the Reserve Bank of India to impose restrictions on inflow or outflow of the foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India or the Foreign Investment Promotion Board. The Foreign Exchange Management Act, 1999 has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

The issue or transfer of any security of an Indian company by a person resident outside, foreign investment in Indian securities (shares, convertible debentures and warrants); exchange traded derivative contracts as well as issuance of rupee denominated shares for issuing ADSs, are all governed by applicable Foreign Exchange Management Act, 1999 regulations and shall be only in accordance with the terms and conditions specified under such regulations.

The foreign investment limit in Indian companies shall include, in addition to foreign direct investments, investment by Foreign Institutional Investors, Foreign Portfolio Investors, Qualified Foreign Investors, Non-Resident Indians, Foreign Currency Convertible Bonds, American Depository Receipts, Global Depository Receipts and convertible preference shares held by foreign entities.

Under the foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign direct investment

Foreign direct investment means investment by non-resident entity/person resident outside India in the equity shares/compulsorily convertible preference shares/compulsorily convertible debentures of an Indian company under Schedule 1 of the Foreign Exchange Managament (Transfer or Issue of Security by a Person Outside India) Regulations, 2000.

The Regulations inter-alia provide for the following restrictions on foreign ownership for banks:

•	Foreign investors (including foreign institutional investors and foreign portfolio investors) may own up to 74.0% of our equity share capital subject to guidelines issued by the Reserve Bank of India from time to time. While foreign direct investment up to 49.0% is under automatic route and does not require any specific approval, foreign direct investment beyond 49.0% and up to 74.0% requires approval of the Foreign Investment Promotion Board. The aggregate foreign investment limit of 74.0% includes investments by way of foreign direct investments, ADSs, Global Depositary Receipts and investment under the Portfolio Investment Scheme by foreign institutional investors and non-resident Indians, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At least 26.0% of the paid-up capital would have to be held by Indian residents at all times, except in regard to a wholly owned subsidiary of a foreign bank.

•	A foreign bank may operate in India through only one of the three channels viz., (i) branches (ii) a wholly-owned subsidiary and (iii) a subsidiary with aggregate foreign investment up to a maximum of 74.0% in a private bank. A foreign bank will be permitted to establish a wholly-owned subsidiary either through conversion of existing branches into a subsidiary or through a fresh banking license. A foreign bank will be permitted to establish a subsidiary through acquisition of shares of an existing private sector bank provided at least 26.0% of the paid-up capital of the private sector bank is held by residents at all times. A subsidiary of a foreign bank will be subject to the licensing requirements and conditions broadly consistent with those for new private sector banks.

The Reserve Bank of India earlier released its roadmap for foreign banks in India. See also “Overview of the Indian Financial Sector-Foreign Banks”. The roadmap was divided into two phases. During the first phase, between March 2005 and March 2009, foreign banks were allowed to acquire a controlling stake in a phased manner only in private sector banks that are identified by the Reserve Bank of India for restructuring. The second phase was scheduled to commence in April 2009 after a review of the experience gained and after due consultation with all the stakeholders in the banking sector. For new and existing foreign banks, it was proposed to go beyond the existing commitment to the World Trade Organization of allowing an increase of 12 branches per year. A more liberal policy was to be followed for under-banked areas. However, in April 2009, in view of the deterioration in the global financial markets, the Reserve Bank of India decided to put on hold the second phase until greater clarity emerged on recovery as well as the reformed global regulatory and supervisory architecture. In January 2011, the Reserve Bank of India released a discussion paper on the Presence of Foreign Banks in India. On November 6, 2013, the Reserve Bank of India released the framework for setting up of wholly owned subsidiaries by foreign banks in India.

Under the Portfolio Investment Scheme:

i.	Foreign institutional investors/sub-accounts of foreign institutional investors, subject to registration with the Securities and Exchange Board of India, may hold in aggregate up to 24.0% of paid-up equity capital. This limit may be raised to the sectoral cap/statutory ceiling of 49.0% in case of a private sector banking company, subject to resolution of the board of directors, a special resolution of the shareholders and prior notification to the Reserve Bank of India and provided that no single foreign institutional investor or approved sub-account of foreign institutional investors may own more than 10.0% of total paid-up equity capital on behalf of itself or its sub-accounts.

ii.	An individual non-resident Indian may hold up to 5.0% of total paid-up equity capital both on repatriation and non-repatriation basis and in aggregate, the shareholding of all non-resident Indians is restricted to 10% of our total paid-up capital. This aggregate limit may be raised to 24.0% if a special resolution is passed at a general meeting of the shareholders of the company.

•	Overseas corporate bodies or OCBs are not permitted to invest under the Portfolio Investment Scheme, although they may continue to hold investments that have already been made under the Portfolio Investment Scheme until such time as these investments are sold on the stock exchange. Overseas corporate bodies are derecognized as a class of investor entity by the Reserve Bank of India under various routes and schemes under the foreign exchange regulations.

Foreign Portfolio Investment Scheme – Purchase of shares or convertible debentures or warrants

The Securities and Exchange Board of India introduced Foreign Portfolio Regulations, 2014 which repealed the SEBI (Foreign Institutional Investors), Regulations, 1995. Under the Foreign Portfolio Regulations, foreign institutional investors, sub-accounts and qualified foreign investors were merged into a new investor class called as foreign portfolio investors. A foreign portfolio investor registered with the Securities and Exchange Board of India can purchase shares or convertible debentures or warrants of an Indian company under the Scheme. The total holding by each registered foreign portfolio investor non-resident Indian is restricted to 10.0% of our total paid-up equity capital or 10.0% of the paid-up value of each series of convertible debentures issued by an Indian company and in aggregate the shareholding of all registered foreign portfolio investors is restricted to 24.0% of our total paid-up capital. This aggregate limit may be raised to if a special resolution is passed at a general meeting.

Transfer of shares or convertible debentures or warrants by a person resident outside India

A person residing outside India (other than a non-resident Indian and overseas corporate bodies) may transfer by way of sale or gift the shares or convertible debentures or warrants held by him or it to any person residing outside India. A non-resident Indian or overseas corporate bodies may transfer by way of sale or gift, the shares or convertible debentures or warrants held by him or it to another non-resident Indian or overseas corporate bodies only.

A person resident outside India holding the shares or convertible debentures or warrants of an Indian company in accordance with these Regulations,

(a) may transfer the same to a person resident in India by way of gift;

(b) may sell the same on a recognized stock exchange in India through a registered broker; or

(c) may sell the same to a person resident in India, without the prior permission of the Reserve Bank of India, subject to the adherence to pricing guidelines, documentation and reporting requirements for such transfers as may be specified by the Reserve Bank of India from time to time.

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

Issue of ADSs

Indian companies were permitted to raise foreign currency resources through the issuance of shares represented by ADSs to foreign investors under the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism), 1993. Such issuance required approval from the Government of India; and was subject to sectoral cap, entry route, minimum capitalization norms, pricing norms, etc. as applicable as per the foreign direct investment regulations notified by the Reserve Bank of India from time to time.

An Indian company issuing ADSs must comply with certain reporting requirements specified by the Reserve Bank of India. An Indian company may issue ADSs if it is eligible to issue shares to persons resident outside India under the foreign direct investment scheme, and shall not exceed the limit on foreign holding of such eligible securities under the extant Foreign Exchange Management Act regulations, as amended from time to time. Similarly, an Indian company which is not eligible to raise funds from the Indian capital markets, including a company which has been restricted from accessing the securities market by the Securities and Exchange Board of India, will not be eligible to issue ADSs.

Investors do not need to seek specific approval from the Government of India to purchase, hold or dispose of ADSs. However, overseas corporate bodies as defined under applicable Reserve Bank of India regulations, which are not eligible to invest in India and entities prohibited to buy, sell or deal in securities by the Securities and Exchange Board of India are not eligible to subscribe to ADSs issued by Indian companies. Notwithstanding the foregoing, if any investor were to withdraw its equity shares from the ADS program, its investment would be subject to the general restrictions on foreign ownership noted above and may be subject to the portfolio investment restrictions. Secondary purchases of securities of a banking company in India by foreign direct investors or investments by non-resident Indians, overseas corporate bodies and foreign institutional investors above the ownership levels set forth above require the Indian government’s approval on a case-by-case basis. It is unclear whether similar case-by-case approvals of ownership of equity shares withdrawn from the depositary facility by non-resident Indians, overseas corporate bodies and foreign institutional investors would be required.

Furthermore, if an investor withdraws equity shares from the ADS program and its direct or indirect holding in us is equal to or exceeds 25.0% of our total equity, such investor may be required to make a public offer to the remaining shareholders under the Takeover Code. For more details on the Reserve Bank of India guidelines relating to acquisition by purchase or otherwise of shares of a private bank, see “Supervision and Regulation—Ownership Restrictions”.

Depository Receipts Scheme, 2014

An eligible person may now, issue or transfer eligible securities to a foreign depository for the purpose of issuance of depository receipts in terms of Depository Receipts Scheme, 2014. However, depository receipts issued under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 shall be deemed to have been issued under the corresponding provisions of the Depository Receipts Scheme 2014.

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

ICICI Bank has paid dividends consistently every year from fiscal 1996, the second year of our operations. For fiscal 2011, we paid a dividend, excluding dividend tax, of Rs. 2.80 per equity share aggregating to Rs. 16.1 billion in June 2011. For fiscal 2012, we paid a dividend, excluding dividend tax, of Rs. 3.30 per equity share, aggregating to Rs. 19.0 billion in June 2012. For fiscal 2013, we paid a dividend, excluding dividend tax, of Rs. 4.00 per equity share, aggregating to Rs. 23.1 billion in June 2013. For fiscal 2014, we paid a dividend, excluding dividend tax, of Rs. 4.60 per equity share, aggregating to Rs. 26.6 billion in July 2014. For fiscal 2015, we paid a dividend, excluding dividend tax, of Rs. 5.00 per equity share, aggregating to Rs. 29.0 billion in June 2015.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
Dividend paid during the fiscal year	(Rs. in billions)
2011	2.40	13.4
2012	2.80	16.1
2013	3.30	19.0
2014	4.00	23.1
2015	4.60	26.6

Dividend income is tax-exempt in the hands of shareholders. However, the Companies are liable to pay dividend distribution tax on distributed profits. For fiscal 2015, we paid dividend distribution tax at the rate of 20.358% (including surcharge and cess) on distributed profits.

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

One equity share of Rs. 10 has been sub-divided into five equity shares of Rs. 2 each. Accordingly, dividend per equity share has been adjusted.

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

Residence

For the purposes of the Income-tax Act, an individual is a resident of India during any fiscal year if such individual (i) is in India in that year for 182 days or more or (ii) having been in India for a period or periods aggregating 365 days or more during the four years preceding that fiscal year, is in India for a period or periods aggregating 60 days or more in that fiscal year. The period of 60 days is replaced with 182 days in the case of an Indian citizen or person of Indian origin who, being resident outside India, comes on a visit to India during the fiscal year, or an Indian citizen who leaves India for purposes of employment or as a member of the crew of an Indian ship during the fiscal year. A company is resident in India in any fiscal year if it is an Indian company or its place of effective management in that year is in India. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

Taxation of Distributions

Dividends paid are not subject to tax in India in the hands of a recipient. However, we are required to pay tax at the rate of 15% (plus the applicable surcharge of 12% and education cess of 3%) on the dividends distributed by us. Under Section 115-O(1A) of the Income-tax Act, dividends received by us on which our domestic subsidiaries have paid the dividend distribution tax under this Section or dividends received from our offshore subsidiaries on which we have paid tax under Section 115BBD of the Income-tax Act, are deducted from the dividends distributed by us for the purpose of determining the dividend distribution tax payable by us. Dividend distribution tax is levied on the gross amount (including distribution tax) instead of the net amount distributed resulting in increase in dividend distribution tax rate to 20.358% (including the applicable surcharge and education cess).

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

Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to liability for Indian income tax in the hands of the transferor and tax will be required to be withheld at source. Gains will either be taxable as capital gains or as business income, depending upon the nature of holding. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the depositary as specified below), the resulting long-term capital gains will be exempt from tax if the shares are traded on a recognized stock exchange and the securities transaction tax, described below, is paid on such sale. If the equity share has been held for 12 months or less, the resulting short-term capital gains will be taxable at a tax rate of 15% (plus the applicable education cess and secondary and higher education cess). This rate of tax is applicable provided the gains are treated as capital gains and provided the shares are sold on recognized Indian stock exchanges and are subject to securities transaction tax. In other cases, the rate of tax applicable under the provisions of the Income-tax Act varies, subject to a maximum rate of 40% (plus the applicable surcharges and education cess and secondary and higher education cess). The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.

The above rate may be reduced under the provisions of the double taxation treaty entered into by the government of India with the country of residence of the non-resident investors. The double taxation treaty between the United States and India (the “Treaty”) does not provide U.S. residents with any relief from Indian tax on capital gains. The benefit of a double tax treaty may be available provided that a tax residency certificate from the tax authorities of country in which the investor is a resident along with Form 10F, is obtained from the taxpayer.

Further, if tax is deductible then investors are required to submit a valid Permanent Account Number, issued by the Indian Income Tax authorities, to the person responsible for deducting tax on capital gains or business income, otherwise tax will be deducted at the higher of (a) the rate specified in the relevant provisions of the Finance Act; (b) the rate or rates in force; or (c) 20%.

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

Service Tax

Brokerage fees paid to stockbrokers in connection with the sale or purchase of shares which are listed on any recognized stock exchange in India are subject to a service tax at a rate of 14% (including the applicable education cess) with effect from June 01, 2015. The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

Goods and Services Tax

Goods and Services Tax is a single comprehensive tax levied on the manufacture, sale and consumption of goods and services at a national level. It is proposed to be applicable on all transactions of goods and services on which various indirect taxes levied by the Centre and States would submerse except goods and services outside purview of GST and transactions below threshold limit. The necessary procedure for implementation of the Goods and Services Tax Act in India is under process.

General Anti Avoidance Rule (GAAR)

The Finance Act of 2015 has deferred the provisions for General Anti Avoidance of Tax (“GAAR”) and they shall be effective beginning on April 1, 2017. The powers to invoke provisions under GAAR are bestowed upon the Indian Income Tax Authorities if they allege that the primary motive of a particular transaction or arrangement is to obtain a tax advantage. If provisions under GAAR are invoked by tax authorities, then a tax benefit or benefit under the tax treaty may be denied.

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

This discussion does not discuss all of the tax consequences that may be relevant in light of your particular circumstances, including alternative minimum tax consequences, tax consequences of the “Medicare contribution tax” on “net investment income” and tax consequences applicable to U.S. Holders subject to special rules, such as:

•	insurance companies;

•	tax-exempt entities;

•	certain dealers and traders in securities who use a mark-to-market method of tax accounting;

•	certain financial institutions;

•	persons who own ADSs or equity shares as part of an integrated investment (including a straddle or conversion transaction);

•	persons whose functional currency is not the U.S. dollar;

•	persons who acquired or received ADSs or equity shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	persons holding ADSs or equity shares in connection with a trade or business conducted outside of the United States;

•	persons who own, directly, indirectly or constructively, 10.0% or more of our voting stock; or

•	partnerships or other entities classified as partnerships for U.S. federal income tax purposes.

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

This discussion is based on the tax laws of the United States including the Internal Revenue Code of 1986, as amended, (referred to as the “Code”), proposed and final Treasury regulations, revenue rulings and judicial decisions, all as of the date hereof, which may change, possibly with retroactive effect.

A “U.S. Holder” is a person who, for U.S. federal income tax purposes, is a beneficial owner of ADSs or equity shares and is:

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

This discussion assumes that we were not for the taxable year ended March 31, 2015, and will not become, a PFIC (as discussed below).

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

Taxation of Capital Gains

You will recognize gain or loss for U.S. federal income tax purposes on the sale or exchange of ADSs or equity shares. The gain or loss will generally be U.S. source capital gain or loss, which will be long-term capital gain or loss if you have owned such ADSs or equity shares for more than one year. You should consult your tax adviser about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited.

Under certain circumstances as described under “Taxation—Indian Tax—Taxation on sale of ADSs or Equity Shares,” you may be subject to Indian tax upon the disposition of equity shares. You should consult your tax adviser with respect to your ability to credit this Indian tax against your U.S. federal income tax liability.

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and capital gains) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by foreign active banks and insurance companies. Based upon certain proposed Treasury regulations, which were proposed to be effective for taxable years beginning after December 31, 1994, we do not believe we were a PFIC for our taxable year that ended March 31, 2015. Because there can be no assurance that the proposed treasury regulations will be finalized in their current form and the manner of the application of the proposed treasury regulations is not entirely clear, and because the composition of our income and assets will vary over time and our PFIC status for any taxable year will depend, in large part, on the extent to which our income and assets will be considered active under the exception for active banks, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

If we were a PFIC for any year during which you owned ADSs or equity shares, we generally would continue to be treated as a PFIC with respect to such ADSs or equity shares for all succeeding years during which you owned the ADSs or equity shares, even if we ceased to meet the threshold requirements for PFIC status.

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

The data for fiscal 2011 through fiscal 2015 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies. In the case of foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective subsidiaries are followed.

The consolidated financial statements for fiscal 2011 through fiscal 2014 were audited by S. R. Batliboi & Co. LLP, Chartered Accountants, and for fiscal 2015 by B S R & Co. LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2011 through fiscal 2015 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the standards of the United States Public Company Accounting Oversight Board. Our financial statements as per Indian GAAP along with the reconciliation of net profit and stockholders’ equity to U.S. GAAP, including the notes to these financial statements, audited by KPMG are set forth at the end of this annual report.

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

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2015. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2015 was Rs. 62.31 per US$ 1.00.

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

Recent Amendments to Memorandum and Articles of Association

The last amendment as effected to the Memorandum of Association is as follows:

Pursuant to a resolution passed by shareholders on November 20, 2014 by way of postal ballot, section 5 of our memorandum was amended so that the authorized share capital of ICICI Bank was altered to Rs. 17,750,000,000 divided into 6,375,000,000 equity shares of Rs. 2 each, 15,000,000 shares of Rs. 100 each and 350 preference shares of Rs. 10 million each. The last amendments as effected to the Articles of Association was approved by a special resolution passed by our shareholders are as follows:

Special Resolution passed by shareholders at the AGM held on June 30, 2014:

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

Special Resolution passed by shareholders by way of a postal ballot on November 20, 2014:

Article 5(a) was amended on account of sub-division of one equity share of Rs. 10 each into five equity shares of face value of Rs. 2 each and was substituted as follows:

The Authorised Capital of the Company is Rs. 17,750,000,000 divided into:

i.    6,375,000,000 Equity Shares of Rs.2 each.

ii.   15,000,000 shares of Rs. 100 each which shall be of such class and with rights, privileges, conditions or restrictions as may be determined by the company in accordance with these presents and subject to the legislative provisions for the time being in that behalf, and

iii.   350 preference shares of Rs. 1 crore each.

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

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	ICICI Bank Memorandum of Association, as amended.
1.2	ICICI Bank Articles of Association, as amended.
2.1	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).
2.2	Letter Agreements dated February 19, 2002 and April 1, 2002 (incorporated herein by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002) and Letter Agreement dated March 8, 2005 (incorporated by reference to ICICI Bank’s Registration Statement on Form F-3 (File No. 333-121664) amending and supplementing the Deposit Agreement.
2.3	Letter Agreement dated November 4, 2011 amending and supplementing the Deposit Agreement (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2012).
2.4	ICICI Bank’s Specimen Certificate for Equity Shares.
4.1	ICICI Bank’s Employee Stock Option Plan, (incorporated by reference to ICICI Bank’s Annual Report in Form 20-F for fiscal 2013).
8.1	List of Subsidiaries (included under “Business—Subsidiaries, Associates and Joint Ventures” herein).
11.1	Code of Business Conduct and Ethics, as amended.
12.1	Certification of the Managing Director and Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
13	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

Exh-1

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED

By:	/s/ Rakesh Jha
	Name:	Mr. Rakesh Jha
	Title:	Chief Financial Officer

Place: Mumbai
Date: July 24, 2015

ICICI Bank Limited and subsidiaries

Consolidated Financial Statements

For the year ended March 31, 2014

and March 31, 2015 together

with Auditors’ Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

ICICI Bank Limited

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries (the “Company”) as of March 31, 2015 and 2014, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2015. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2015 and 2014, and the results of their operations and their cash flows for each of the years in the three-year period ended March 31, 2015, in conformity with generally accepted accounting principles in India.

Accounting principles generally accepted in India vary in certain significant respects from U.S. generally accepted accounting principles. Information relating to the nature and effect of such differences is presented in Note 20 of Schedule 18B to the consolidated financial statements.

We draw attention to Note 14 of Schedule 18A to the consolidated financial statements, which provides details with regard to the creation of provision relating to Funded Interest Term Loan through utilization of reserves, as permitted by the Reserve Bank of India vide letter dated January 6, 2015.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 24, 2015 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Mumbai, India

April 27, 2015, except as to additional notes in Schedule 18B

As to which the date is July 24, 2015

Report of Independent Registered Public Accounting Firm – Internal Controls over Financial Reporting

The Board of Directors and Stockholders

ICICI Bank Limited

We have audited ICICI Bank Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control-Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting in the accompanying Form 20-F for the year ended March 31, 2015. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2015, based on criteria established in Internal Control – Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2015 and 2014, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2015, and our report dated April 27, 2015, except as to additional notes in Schedule 18B as to which the date is July 24, 2015, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Mumbai, India

July 24, 2015

ICICI Bank Limited and subsidiaries

Consolidated balance sheet

(Rs. in thousands)

		At
	Schedule	March 31, 2015	March 31, 2014

CAPITAL AND LIABILITIES
Capital	1	11,596,608	11,550,446
Employees stock options outstanding		74,388	65,744
Reserves and surplus	2	835,374,445	752,682,333
Minority interest	2A	25,058,148	20,107,641
Deposits	3	3,859,552,465	3,595,126,823
Borrowings	4	2,112,520,026	1,835,420,690
Liabilities on policies in force		936,193,819	749,265,060
Other liabilities and provisions	5	480,421,804	513,405,033

TOTAL CAPITAL AND LIABILITIES		8,260,791,703	7,477,623,770

ASSETS

Cash and balances with Reserve Bank of India	6	258,376,695	220,969,309
Balances with banks and money at call and short notice	7	217,995,002	261,612,955
Investments	8	3,027,616,261	2,676,094,407
Advances	9	4,384,900,954	3,873,417,806
Fixed assets	10	58,712,089	55,068,300
Other assets	11	313,190,702	390,460,993

TOTAL ASSETS		8,260,791,703	7,477,623,770

Contingent liabilities	12	10,190,385,671	9,141,257,961
Bills for collection		162,914,850	136,798,982
Significant accounting policies and notes to accounts	17 & 18

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss account

(Rs. in thousands)

		Year ended

	Schedule	March 31, 2015	March 31, 2014	March 31, 2013

I. INCOME
Interest earned	13	549,639,961	494,792,476	448,845,894
Other income	14	352,522,357	300,846,072	293,198,074

TOTAL INCOME		902,162,318	795,638,548	742,043,968

II. EXPENDITURE
Interest expended	15	323,181,538	297,106,119	282,854,093
Operating expenses	16	350,227,119	306,663,585	302,070,495
Provisions and contingencies (refer note 18.7)		99,330,676	75,097,674	55,820,531

TOTAL EXPENDITURE		772,739,333	678,867,378	640,745,119

III. PROFIT/(LOSS)
Net profit for the year		129,422,985	116,771,170	101,298,849
Less: Minority interest		6,954,333	6,357,506	5,262,724
Net profit after minority interest		122,468,652	110,413,664	96,036,125
Profit/(loss) brought forward		145,475,548	103,294,625	68,048,685

TOTAL PROFIT/(LOSS)		267,944,200	213,708,289	164,084,810

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		27,939,000	24,530,000	20,820,000
Transfer to Reserve Fund		7,660	46,146	27,775
Transfer to Capital Reserve		2,919,250	760,000	330,000
Transfer to/(from) Investment Reserve Account		(1,270,000)	1,270,000	--
Transfer to Special Reserve		11,396,000	9,446,000	8,041,000
Transfer to/(from) Revenue and other reserves		(5,600,841)	1,992,076	4,556,213
Dividend (including corporate dividend tax) for the previous year paid during the year		29,784	(539,685)	2,491
Proposed equity share dividend		28,988,072	26,562,812	23,072,271
Proposed preference share dividend		35	35	35
Corporate dividend tax		4,882,652	4,165,357	3,940,400
Balance carried over to balance sheet		198,652,588	145,475,548	103,294,625

TOTAL		267,944,200	213,708,289	164,084,810

Significant accounting policies and notes to accounts	17 & 18

Earnings per share (refer note 18.1)
Basic (Rs.)		21.17	19.13	16.66
Diluted (Rs.)		20.94	19.03	16.57
Face value per share (Rs.)		2.00	2.00	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement

(Rs. in thousands)

Particulars		Year ended
		March 31, 2015	March 31, 2014	March 31, 2013

Cash flow from operating activities

Profit before taxes		176,435,930	156,508,688	130,904,932

Adjustments for:
Depreciation and amortization		9,102,686	8,418,401	7,309,535
Net (appreciation)/depreciation on investments		324,940	(704,719)	4,964,954
Provision in respect of non-performing and other assets		36,181,416	24,818,320	15,513,824
Prudential provision on standard assets		4,053,835	1,591,953	1,349,872
Provision for contingencies & others		999,282	963,597	2,370,283
(Profit)/loss on sale of fixed assets		(33,994)	(1,352,001)	(339,276)
Employees stock option grants		94,432	120,371	98,647

	(i)	227,158,527	190,364,610	162,172,771

Adjustments for:
(Increase)/decrease in investments		(144,940,347)	49,187,517	53,888,779
(Increase)/decrease in advances		(567,661,237)	(573,005,899)	(394,857,560)
Increase/(decrease) in deposits		264,425,642	447,421,466	328,200,621
(Increase)/decrease in other assets		57,627,927	(58,988,442)	19,276,308
Increase/(decrease) in other liabilities and provisions		94,006,046	58,968,410	43,960,881

	(ii)	(296,541,969)	(76,416,948)	50,469,029

Refund/(payment) of direct taxes	(iii)	(53,347,975)	(46,299,744)	(37,702,018)

Net cash flow from/(used in) operating activities((i)+(ii)+(iii))	(A)	(122,731,417)	67,647,918	174,939,782

Cash flow from investing activities
Purchase of fixed assets		(12,446,322)	(8,373,656)	(6,249,292)
Proceeds from sale of fixed assets		367,499	2,051,182	700,038
(Purchase)/sale of held to maturity securities		(117,238,214)	(160,353,177)	(185,928,901)

Net cash used in investing activities	(B)	(129,317,037)	(166,675,651)	(191,478,155)

Cash flow from financing activities
Proceeds from issue of share capital (including ESOPs)		3,477,284	761,818	447,515
Proceeds from long term borrowings		439,781,096	333,892,436	369,467,444
Repayment of long term borrowings		(271,340,761)	(211,027,903)	(255,882,667)
Net proceeds/(repayment) of short term borrowings		107,195,242	(17,862,991)	994,242
Dividend and dividend tax paid		(30,840,867)	(27,040,480)	(22,194,629)

Net cash generated from/(used in) financing activities	(C)	248,271,994	78,722,880	92,831,905

Effect of exchange fluctuation on translation reserve	(D)	(2,434,107)	9,178,547	5,852,155

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement (Continued)

(Rs. in thousands)

Particulars	Year ended
	March 31, 2015	March 31, 2014	March 31, 2013

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)	(6,210,567)	(11,126,306)	82,145,687

Cash and cash equivalents as at the beginning of the year	482,582,264	493,708,570	411,562,883
Cash and cash equivalents as at the end of the year	476,371,697	482,582,264	493,708,570

Significant accounting policies and notes to accounts (refer Schedule 17 & 18).

Refer item no. 12 in Schedule 17 Significant accounting policies.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet

SCHEDULE 1 - CAPITAL

(Rs. in thousands)

	At
	March 31, 2015	March 31, 2014

Authorized capital
6,375,000,000 equity shares of Rs. 2 each (March 31, 2014: 6,375,000,000 equity shares of Rs. 2 each)	12,750,000	12,750,000
15,000,000 shares of Rs. 100 each (March 31, 2014: 15,000,000 shares of Rs. 100 each)[1]	1,500,000	1,500,000
350 preference shares of Rs. 10 million each (March 31, 2014: 350 preference shares of Rs. 10 million each)[2]	3,500,000	3,500,000

Equity share capital Issued, subscribed and paid-up capital
5,774,163,845 equity shares of Rs. 2 each (March 31, 2014: 5,767,908,575 equity shares)	11,548,327	11,535,817
Add: 23,080,800 equity shares of Rs. 2 each (March 31, 2014: 7,027,700 equity shares) issued pursuant to exercise of employee stock options	46,162	14,055
Less: Nil equity shares of Rs. 10 each forfeited (March 31, 2014: 154,486 equity shares)	--	1,545
	11,594,489	11,548,327

Less: Calls unpaid	--	--
Add: 266,089 equity shares of Rs. 10 each forfeited (March 31, 2014: 266,089 equity shares)	2,119	2,119

TOTAL CAPITAL	11,596,608	11,550,446

1.	These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.

2.	Pursuant to RBI circular the issued and paid–up preference shares are grouped under Schedule 4-“Borrowings”.

3.	The shareholders of the Bank have approved the sub-division of each equity share having a face value of Rs. 10 into five equity shares having a face value of Rs. 2 each through postal ballot on November 20, 2014. The record date for the sub-division was December 5, 2014. All shares and per share information in the financial results reflect the effect of sub-division for each of the periods presented.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS

(Rs. in thousands)

	At
	March 31, 2015	March 31, 2014

I. Statutory reserve
Opening balance	135,266,519	110,736,519
Additions during the year	27,939,000	24,530,000
Deductions during the year	--	--

Closing balance	163,205,519	135,266,519

II. Special reserve
Opening balance	58,058,700	48,612,700
Additions during the year	11,396,000	9,446,000
Deductions during the year	--	--

Closing balance	69,454,700	58,058,700

III. Securities premium
Opening balance	315,537,750	314,492,354
Additions during the year[1]	3,516,910	1,045,396
Deductions during the year	--	--

Closing balance	319,054,660	315,537,750

IV. Investment reserve account
Opening balance	1,270,000	--
Additions during the year	--	1,270,000
Deductions during the year	(1,270,000)	--

Closing balance	--	1,270,000

V. Unrealized investment reserve[2]
Opening balance	34,100	36,240
Additions during the year	1,053	86,956
Deductions during the year	--	89,096

Closing balance	35,153	34,100

VI. Capital reserve
Opening balance	23,176,391	22,417,857
Additions during the year[3]	2,919,250	760,000
Deductions during the year	--	1,466

Closing balance[4]	26,095,641	23,176,391

VII. Foreign currency translation reserve
Opening balance	25,433,235	16,254,689
Additions during the year	11,062,032	11,400,999
Deductions during the year[5]	(13,496,139)	2,222,453

Closing balance	22,999,128	25,433,235

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS (Continued)

(Rs. in thousands)

At
March 31, 2015	March 31, 2014

VIII. Reserve fund
Opening balance	95,865	49,719
Additions during the year[6]	7,660	46,146
Deductions during the year[7]	(66,831)	--

Closing balance	36,694	95,865

IX. Revenue and other reserves
Opening balance	48,334,225	60,148,230
Additions during the year[7]	4,015,939	2,705,653
Deductions during the year[8,9,10]	(16,135,916)	14,519,658

Closing balance[11,12]	36,214,248	48,334,225

X. Balance in profit and loss account	198,652,588	145,475,548
Deductions during the year[9]	(373,886)	..
Balance in profit and loss account	198,278,702	145,475,548

TOTAL RESERVES AND SURPLUS	835,374,445	752,682,333

1.	Includes Rs. 3,431.1 million (March 31, 2014: Rs. 731.7 million) on exercise of employee stock options.

2.	Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.

3.	Includes appropriations made by the Bank for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.

4.	Includes capital reserve on consolidation amounting to Rs. 80.7 million (March 31, 2014: Rs. 80.7 million).

5.	Includes exchange profit on repatriation of retained earnings from overseas branches of the Bank.

6.	Includes appropriations made to Reserve Fund and Investment Fund Account for the year ended March 31, 2014 and Reserve Fund for the year ended March 31, 2015 in accordance with regulations applicable to Sri Lanka branch of the Bank.

7.	In accordance with guidelines issued by Central Bank of Sri Lanka, banks in Sri Lanka are no longer required to make appropriation towards Investment Fund Account and has advised banks to transfer the balance in the account to retained earnings. Hence, the balance of Rs. 66.8 million outstanding in Investment Fund Account has been transferred to revenue and other reserves.

8.	At March 31, 2014 includes Rs. 14,192.3 million utilised for creation of deferred tax liability of the Bank on balance in Special Reserve at March 31, 2013 in accordance with RBI circular dated December 20, 2013.

9.	At March 31, 2015, includes Rs. 330.1 million utilised for creation of deferred tax liability of ICICI Home Finance Company Limited on balance in Special Reserve at March 31, 2014 in accordance with National Housing Board circular dated May 27, 2014.

10.	At March 31, 2015, includes Rs. 9,291.6 million utilised with approval of RBI to provide for outstanding Funded Interest Term Loans (FITL) related to accounts restructured prior to the issuance of RBI guideline in 2008, refer detailed note no. 14 in schedule - 18.

11.	Includes unrealised profit/(loss), net of tax, of Rs. (407.4) million (March 31, 2014: Rs. (550.6) million) pertaining to the investments in the available-for-sale category of ICICI Bank UK PLC.

12.	Includes restricted reserve of Rs. 1,281.1 million (March 31, 2014: Rs. 1,489.7 million) primarily relating to lapsed contracts of the life insurance subsidiary.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2A - MINORITY INTEREST

(Rs. in thousands)

	At
	March 31, 2015	March 31, 2014

Opening minority interest	20,107,641	17,057,595
Subsequent increase/(decrease) during the year	4,950,507	3,050,046
CLOSING MINORITY INTEREST	25,058,148	20,107,641

SCHEDULE 3 - DEPOSITS

(Rs. in thousands)

	At
	March 31, 2015	March 31, 2014

A. I. Demand deposits
i) From banks	37,225,312	25,111,999
ii) From others	467,371,342	418,534,442
II. Savings bank deposits	1,221,061,995	1,078,310,338
III. Term deposits
i) From banks	82,869,479	102,299,809
ii) From others	2,051,024,337	1,970,870,235

TOTAL DEPOSITS	3,859,552,465	3,595,126,823

B. I. Deposits of branches in India	3,495,286,634	3,154,088,437
II. Deposits of branches/subsidiaries outside India	364,265,831	441,038,386

TOTAL DEPOSITS	3,859,552,465	3,595,126,823

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 4 - BORROWINGS

(Rs. in thousands)

	At
	March 31, 2015	March 31, 2014

I. Borrowings In India
i) Reserve Bank of India	179,758,800	111,388,500
ii) Other banks	52,409,514	29,736,455
iii) Other institutions and agencies
a) Government of India	--	--
b) Financial institutions	181,754,472	113,976,226
iv) Borrowings in the form of
a) Deposits	2,613,694	3,382,761
b) Commercial paper	14,671,235	10,324,543
c) Bonds and debentures (excluding subordinated debt)	110,250,918	37,217,701
v) Application money-bonds	--	--
vi) Capital instruments
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier 1 capital)	13,010,000	13,010,000
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier 2 capital)	98,159,787	98,166,998
c) Redeemable Non-Cumulative Preference Shares (RNCPS) (350 RNCPS of Rs. 10 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation, redeemable at par on April 20, 2018)	3,500,000	3,500,000
d) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	221,762,009	222,079,732

TOTAL BORROWINGS IN INDIA	877,890,429	642,782,916

II. Borrowings outside India
i) Capital instruments
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as Tier 1 capital)	21,227,648	20,336,164
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as upper Tier 2 capital)	61,498,053	58,918,180
c) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	9,339,593	8,939,380
ii) Bonds and notes	419,855,672	394,138,872
iii) Other borrowings[1]	722,708,631	710,305,178

TOTAL BORROWINGS OUTSIDE INDIA	1,234,629,597	1,192,637,774

TOTAL BORROWINGS	2,112,520,026	1,835,420,690

1	Includes borrowings guaranteed by Government of India for the equivalent of Rs. 13,336.4 million (March 31, 2014: Rs. 16,353.2 million).

2.	Secured borrowings in I and II above amount to Rs. 145,869.2 million (March 31, 2014: Rs. 115,542.2 million) excluding borrowings under Collateralised Borrowing and Lending Obligation, market repurchase transactions with banks and financial institutions and transactions under Liquidity Adjustment Facility and Marginal Standing Facility.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

(Rs. in thousands)

		At
		March 31, 2015	March 31, 2014

I.	Bills payable	52,914,088	52,159,029
II.	Inter-office adjustments (net)	2,268,830	--
III.	Interest accrued	43,756,791	41,744,784
IV.	Sundry creditors	133,345,526	150,222,220
V.	Provision for standard assets	25,507,118	21,443,762
VI.	Others[1]	222,629,451	247,835,538

TOTAL OTHER LIABILITIES AND PROVISIONS		480,421,804	513,405,033

1. Includes:

a) Proposed dividend amounting to Rs. 28,988.1 (March 31, 2014: Rs. 26,562.8 million).

b) Corporate dividend tax payable amounting to Rs. 3,710.6 million (March 31, 2014: Rs. 3,057.0 million).

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

(Rs. in thousands)

	At
	March 31, 2015	March 31, 2014
I. Cash in hand (including foreign currency notes)	68,586,251	54,574,229
II. Balances with Reserve Bank of India in current accounts	189,790,444	166,395,080

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	258,376,695	220,969,309

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

(Rs. in thousands)

	At
	March 31, 2015	March 31, 2014
I. In India
i) Balances with banks
a) in current accounts	3,375,768	5,042,179
b) in other deposit accounts	13,170,773	17,778,091
ii) Money at call and short notice
a) with banks	--	4,793,200
b) with other institutions	2,925,489	4,668,011

TOTAL	19,472,030	32,281,481

II. Outside India
i) in current accounts	147,922,798	92,533,334
ii) in other deposit accounts	26,968,517	44,572,426
iii) Money at call and short notice	23,631,657	92,225,714

TOTAL	198,522,972	229,331,474

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	217,995,002	261,612,955

SCHEDULE 8 - INVESTMENTS

(Rs. in thousands)

	At
	March 31, 2015	March 31, 2014

I. Investments in India (net of provisions)
i) Government securities	1,334,237,788	1,147,471,623
ii) Other approved securities	--	--
iii) Shares (includes equity and preference shares)[1]	70,833,737	55,717,884
iv) Debentures and bonds	235,166,133	226,406,803
v) Assets held to cover linked liabilities of life insurance business	747,775,359	603,104,321
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits, Rural Infrastructure Development Fund deposits and other related investments)	553,243,077	573,456,669

TOTAL INVESTMENTS IN INDIA	2,941,256,094	2,606,157,300

II. Investments outside India (net of provisions)
i) Government securities	52,301,686	42,362,035
ii) Others (equity shares, bonds and certificate of deposits)	34,058,481	27,575,072

TOTAL INVESTMENTS OUTSIDE INDIA	86,360,167	69,937,107

TOTAL INVESTMENTS	3,027,616,261	2,676,094,407

III. Investments in India
Gross value of investments[2]	2,947,392,755	2,621,061,870
Less: Aggregate of provision/depreciation/(appreciation)	6,136,661	14,904,570

Net investments	2,941,256,094	2,606,157,300

IV. Investments outside India
Gross value of investments	87,689,018	70,663,959
Less: Aggregate of provision/depreciation/(appreciation)	1,328,851	726,852

Net investments	86,360,167	69,937,107

TOTAL INVESTMENTS	3,027,616,261	2,676,094,407

1.	Includes cost of investment in associates amounting to Rs. 4,590.5 million (March 31, 2014: Rs. 1,443.5 million).

2.	Includes net appreciation amounting to Rs. 140,769.2 million (March 31, 2014: Rs. 68,366.6 million) on investments held to cover linked liabilities of life insurance business.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 9 - ADVANCES (net of provisions)

(Rs. in thousands)

	At
	March 31, 2015	March 31, 2014

A. i) Bills purchased and discounted	139,070,145	93,042,405
ii) Cash credits, overdrafts and loans repayable on demand	680,082,886	556,270,075
iii) Term loans	3,565,747,923	3,224,105,326

TOTAL ADVANCES	4,384,900,954	3,873,417,806

B. i) Secured by tangible assets (includes advances against book debts)	3,611,662,833	3,215,667,074
ii) Covered by bank/government guarantees	112,798,745	41,650,261
iii) Unsecured	660,439,376	616,100,471

TOTAL ADVANCES	4,384,900,954	3,873,417,806

C. I. Advances in India
i) Priority sector	762,092,862	645,514,532
ii) Public sector	35,374,080	27,754,783
iii) Banks	146,618	287,641
iv) Others	2,202,248,007	1,872,438,122

TOTAL ADVANCES IN INDIA	2,999,861,567	2,545,995,078

II. Advances outside India
i) Due from banks	12,899,084	10,859,099
ii) Due from others
a) Bills purchased and discounted	48,389,649	37,002,621
b) Syndicated and term loans	1,000,048,245	974,022,428
c) Others	323,702,409	305,538,580

TOTAL ADVANCES OUTSIDE INDIA	1,385,039,387	1,327,422,728

TOTAL ADVANCES	4,384,900,954	3,873,417,806

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 10 - FIXED ASSETS

(Rs. in thousands)

	At
	March 31, 2015	March 31, 2014

I. Premises
At cost at March 31 of preceding year	47,929,434	47,180,039
Additions during the year	4,464,603	1,697,914
Deductions during the year	(629,309)	(948,519)
Depreciation to date[1]	(12,257,917)	(11,149,408)

Net block[2]	39,506,811	36,780,026

II. Other fixed assets (including furniture and fixtures)
At cost at March 31 of preceding year	50,801,492	47,651,424
Additions during the year	7,518,817	6,357,365
Deductions during the year	(3,048,646)	(3,207,297)
Depreciation to date[3]	(38,392,681)	(34,846,830)

Net block	16,878,982	15,954,662

III. Assets given on Lease
At cost at March 31 of preceding year	17,299,544	17,509,544
Additions during the year	--	--
Deductions during the year	--	(210,000)
Depreciation to date, accumulated lease adjustment and provisions[4]	(14,973,248)	(14,965,932)

Net block	2,326,296	2,333,612

TOTAL FIXED ASSETS	58,712,089	55,068,300

1.	Includes depreciation charge amounting to Rs. 1,558.5 million (March 31, 2014: Rs. 1,607.5 million).

2.	Includes assets of Rs. 2.0 million of the Bank (March 31, 2014: Rs. 12.7 million) which are held for sale.

3.	Includes depreciation charge amounting to Rs. 6,073.1 million (March 31, 2014: Rs. 5,268.2 million).

4.	Includes depreciation charge/lease adjustment amounting to Rs. 350.6 million (March 31, 2014: Rs. 317.0 million).

SCHEDULE 11 – OTHER ASSETS

(Rs. in thousands)

		At
		March 31, 2015	March 31, 2014

I.	Inter-office adjustments (net)	--	1,816,918
II.	Interest accrued	71,772,042	58,486,747
III.	Tax paid in advance/tax deducted at source (net)	37,594,663	45,492,908
IV.	Stationery and stamps	2,230	2,995
V.	Non-banking assets acquired in satisfaction of claims[1]	875,462	850,871
VI.	Advance for capital assets	2,050,488	1,189,102
VII.	Deposits	13,598,473	13,352,863
VIII.	Deferred tax asset (net)	16,134,788	9,297,824
IX.	Others[2]	171,162,556	259,970,765

TOTAL OTHER ASSETS		313,190,702	390,460,993

1.	Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.

2.	Includes goodwill on consolidation amounting to Rs. 1,257.0 million (March 31, 2014: Rs. 1,432.3 million).

SCHEDULE 12 - CONTINGENT LIABILITIES

(Rs. in thousands)

		At
		March 31, 2015	March 31, 2014

I.	Claims against the Group not acknowledged as debts	45,940,699	47,940,741
II.	Liability for partly paid investments	65,787	65,787
III.	Liability on account of outstanding forward exchange contracts[1]	3,047,985,649	2,856,365,473
IV.	Guarantees given on behalf of constituents
	a) In India	755,773,834	759,742,814
	b) Outside India	248,099,209	274,562,600
V.	Acceptances, endorsements and other obligations	496,851,207	506,296,301
VI.	Currency swaps[1]	534,295,396	615,713,817
VII.	Interest rate swaps, currency options and interest rate futures[1]	5,021,951,604	4,040,069,738
VIII.	Other items for which the Group is contingently liable	39,422,286	40,500,690

TOTAL CONTINGENT LIABILITES		10,190,385,671	9,141,257,961

1.	Represents notional amount.

SCHEDULE 13 - INTEREST EARNED

(Rs. in thousands)

	Year ended
	March 31, 2015	March 31, 2014	March 31, 2013

I. Interest/discount on advances/bills	380,597,058	337,208,794	295,624,597
II. Income on investments	151,317,347	142,448,360	133,188,599
III. Interest on balances with Reserve Bank of India and other inter-bank funds	3,661,576	4,276,997	7,566,271
IV. Others [1,2]	14,063,980	10,858,325	12,466,427

TOTAL INTEREST EARNED	549,639,961	494,792,476	448,845,894

1.	Includes interest on income tax refunds amounting to Rs. 2,753.5 million (March 31, 2014: Rs. 1,991.6 million).

2.	Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 14 - OTHER INCOME

(Rs. in thousands)

		Year ended

		March 31, 2015	March 31, 2014	March 31, 2013

I.	Commission, exchange and brokerage	83,938,513	73,240,952	62,767,457
II.	Profit/(loss) on sale of investments (net)	24,787,803	7,534,232	10,291,501
III.	Profit/(loss) on revaluation of investments (net)	(167,456)	3,637,251	(1,148,007)
IV.	Profit/(loss) on sale of land, buildings and other assets (net)[1]	33,994	1,352,001	339,276
V.	Profit/(loss) on exchange transactions (net)[2]	22,073,402	20,206,580	14,850,316
VI.	Premium and other operating income from insurance business	220,771,454	193,319,150	203,944,026
VII.	Miscellaneous income (including lease income)[3]	1,084,647	1,555,906	2,153,505

TOTAL OTHER INCOME		352,522,357	300,846,072	293,198,074

1.	Includes profit/(loss) on sale of assets given on lease.
2.	Includes exchange profit/(loss) on repatriation of retained earnings/capital from overseas branches/subsidiaries of the Bank.

3.	Includes share of profit/(loss) from associates of Rs. 198.3 million (March 31, 2014: Rs. 43.1 million).

SCHEDULE 15 - INTEREST EXPENDED

  (Rs. in thousands)

		Year ended

		March 31, 2015	March 31, 2014	March 31, 2013

I.	Interest on deposits	207,723,125	184,190,198	175,836,375
II.	Interest on Reserve Bank of India/inter-bank borrowings	16,935,155	25,068,313	23,598,608
III.	Others (including interest on borrowings of erstwhile ICICI Limited)	98,523,258	87,847,608	83,419,110

TOTAL INTEREST EXPENDED		323,181,538	297,106,119	282,854,093

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 16 - OPERATING EXPENSES

  (Rs. in thousands)

		Year ended

		March 31, 2015	March 31, 2014	March 31, 2013

I.	Payments to and provisions for employees	65,683,216	59,687,936	56,290,867
II.	Rent, taxes and lighting	11,540,155	11,038,531	9,975,234
III.	Printing and stationery	1,587,878	1,778,796	1,505,995
IV.	Advertisement and publicity	5,281,639	5,874,819	5,544,774
V.	Depreciation on property	7,631,612	6,875,673	5,926,565
VI.	Depreciation (including lease equalization) on leased assets	350,597	316,981	328,220
VII.	Directors' fees, allowances and expenses	59,228	48,938	41,630
VIII.	Auditors' fees and expenses	222,336	210,218	187,266
IX.	Law charges	1,272,588	1,229,598	1,222,079
X.	Postages, courier, telephones, etc	3,744,913	3,690,741	3,211,547
XI.	Repairs and maintenance	10,082,794	8,540,177	7,756,885
XII.	Insurance	3,147,514	2,740,339	2,080,482
XIII.	Direct marketing agency expenses	10,131,867	6,755,921	3,992,592
XIV.	Claims and benefits paid pertaining to insurance business	41,274,246	44,708,877	43,170,439
XV.	Other expenses pertaining to insurance business[1]	150,365,430	117,657,935	130,346,902
XVI.	Other expenditure	37,851,106	35,508,105	30,489,018

TOTAL OPERATING EXPENSES		350,227,119	306,663,585	302,070,495

1.	Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit- linked policies).

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

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority (IRDA), National Housing Bank (NHB), Companies Act, 2013 the Accounting Standards (AS) issued by the Institute of Chartered Accountants of India (ICAI) and notified under the Companies (Accounting Standards) Rules, 2006 from time to time, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed in the respective accounting policy.

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

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	100.00%
4.	ICICI Securities Holdings Inc.	USA	Subsidiary	Holding company	100.00%
5.	ICICI Securities Inc.	USA	Subsidiary	Securities broking	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
12.	ICICI Prudential Pension Funds Management Company Limited[1]	India	Subsidiary	Pension fund management	100.00%
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	73.71%
14.	ICICI Lombard General Insurance Company Limited	India	Subsidiary	General insurance	72.97%
15.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management company	51.00%
16.	ICICI Prudential Trust Limited	India	Subsidiary	Trustee company	50.80%
17.	ICICI Equity Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
18.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
19.	I-Ven Biotech Limited	India	Consolidated as per AS 21	Investment in research and development of biotechnology	100.00%
20.	FINO PayTech Limited[2]	India	Associate	Support services for financial inclusion	27.05%
21.	I-Process Services (India) Private Limited[2]	India	Associate	Services related to back end operations	19.00%
22.	NIIT Institute of Finance Banking and Insurance Training Limited[2]	India	Associate	Education and training in banking and finance	18.79%
23.	ICICI Merchant Services Private Limited[2]	India	Associate	Merchant servicing	19.00%
24.	India Infradebt Limited[2]	India	Associate	Infrastructure finance	31.00%
25.	India Advantage Fund-III[2,3]	India	Associate	Venture capital fund	24.10%
26.	India Advantage Fund-IV2,4	India	Associate	Venture capital fund	47.14%

1.	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

2.	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

3.	The entity has been accounted as per the equity method from the three months ended June 30, 2014.

4.	The entity has been accounted as per the equity method from the three months ended September 30, 2014.

5.	Effective April 1, 2014, Mewar Aanchalik Gramin Bank (MAGB) and another Regional Rural Bank (RRB) were amalgamated into a single RRB. ICICI Bank will not have any shareholding in the new RRB. Accordingly, from the three months ended June 30, 2014, MAGB is no longer accounted as per the equity method.

6.	During the three months ended December 31, 2014, ICICI Kinfra Limited ceased to be a consolidating entity and accordingly, has not been consolidated.

7.	During the three months ended March 31, 2015, ICICI Bank Eurasia Limited Liability Company ceased to be a subsidiary and accordingly, has not been consolidated.

Comm Trade Services Limited has not been consolidated under AS 21 and Falcon Tyres Limited under AS 23, since the investments are temporary in nature. 3i Infotech Limited (3i Infotech), in which the Group holds 25.17% equity shares, has not been accounted as per equity method under AS 23 at March 31, 2015 based on the Group’s continued intention to reduce the stake in 3i Infotech below 20.00% in the near future and the severe long-term restrictions on 3i Infotech under restructuring arrangement that impair the ability of 3i Infotech to transfer funds to its investors.

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

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated relevant to closing exchange rates notified by FEDAI relevant to the balance sheet date and the resulting gains/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. On the disposal/partial disposal of a non-integral foreign operation, the cumulative/proportionate amount of the exchange differences which has been accumulated in the foreign currency translation reserve and which relates to that operation are recognised as income or expenses in the same period in which the gain or loss on disposal is recognised.

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

2.	Revenue recognition

•	Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines.

•	Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Finance leases entered into prior to April 1, 2001 have been accounted for as per the Guidance Note on Accounting for Leases issued by ICAI. The finance leases entered post April 1, 2001 have been accounted for as per Accounting Standard 19 - Leases.

•	Income on discounted instruments is recognised over the tenure of the instrument.

•	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

•	Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

•	Project appraisal/structuring fee is accounted for on the completion of the agreed service.

•	Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.

•	Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.

•	Fund management and portfolio management fees are recognised on an accrual basis.

•	All other fees are accounted for as and when they become due.

•	The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sale to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

•	Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

•	Life insurance premium for non-linked policies is recognised as income when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders’ are considered as single premium and recognised as income when the associated units are created. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

•	In the case of general insurance business, premium is recorded for the policy period at the commencement of risk and for instalment cases, it is recorded on instalment due dates. Premium earned is recognised as income over the period of the risk or the contract period based on 1/365 method, whichever is appropriate, on a gross basis, net of service tax. Any subsequent revision to premium is recognised over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Commission on re-insurance ceded is recognised as income in the period of ceding the risk. Profit commission under re-insurance treaties, wherever applicable, is recognised as income in the period of final determination of profits and combined with commission on reinsurance ceded.

•	In case of life insurance business, reinsurance premium ceded is accounted in accordance with the terms of the relevant treaty with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

•	In the case of general insurance business, insurance premium on ceding of the risk is recognised in the period in which the risk commences. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to re-insurance premium arising on cancellation of policies is recognised in the period in which they are cancelled. In case of life insurance business, reinsurance premium ceded is accounted in accordance with the terms and conditions of the relevant treaties with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

•	In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses and maintenance costs exceed the reserve for unexpired risks and is computed at a company level. The expected claim cost is calculated and duly certified by the Appointed Actuary.

3.	Stock based compensation

The following entities within the group have granted stock options to their employees:

•	ICICI Bank Limited

•	ICICI Prudential Life Insurance Company Limited

•	ICICI Lombard General Insurance Company Limited

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

The Group, except the banking subsidiaries, follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the meeting of the Board Governance, Remuneration & Nomination Committee in which the options are granted, on the stock exchange on which the shares of the Bank are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered. In the case of ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, the fair value of the shares is determined based on an external valuation report. The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada account for the cost of the options granted to employees by ICICI Bank using the fair value method based on binomial tree model.

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

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognised on the date of intimation based on management estimates or on estimates from surveyors/insured in the respective revenue account. Estimated liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realisation. Estimated liability for outstanding claim is determined by the entity on the basis of ultimate amounts likely to be paid on each claim based on the past experience/actuarial valuation. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims IBNER. Estimated liability for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the appointed actuary of the entity.

In the case of life insurance business, benefits paid comprise of policy benefits and claim settlement costs, if any. Death and rider claims are accounted for on receipt of intimation. Survival and maturity benefits are accounted when due. Withdrawals and surrenders under non linked policies are accounted on the receipt of intimation.

6.	Liability for life policies in force

In the case of life insurance business, the liabilities for life policies in force are calculated in accordance with accepted actuarial practice, requirements of Insurance Act, 1938 (amended by Insurance Laws (Amendment) Act, 2015) and regulations notified by the Insurance Regulatory and Development Authority of India and Actuarial Practice Standards of the Institute of Actuaries of India.

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

The interest rates used for valuing the liabilities are in the range of 4.47% to 5.39% per annum (previous year – 4.87% to 5.77% per annum).

Mortality rates used are based on the published “Indian Assured Lives Mortality (2006 – 2008)”. Ultimate Mortality Table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements but with an allowance for any expected worsening. Per policy renewal expenses for regular premium policies are assumed to inflate at 4.49% (previous year – 4.84%).

9.	Acquisition costs for insurance business

Acquisition costs are those costs that vary with and are primarily related to the acquisition of insurance contracts and are expensed in the period in which they are incurred.

10.	Employee benefits

Gratuity

The Group pays gratuity, a defined benefit plan, to employees who retire or resign after a minimum prescribed period of continuous service and in case of employees at overseas locations as per the rules in force in the respective countries. The Group makes contribution to trusts which administer the funds on their own account or through insurance companies.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

Actuarial valuation of the gratuity liability is determined by an appointed actuary. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation fund

The Bank contributes 15.00% of the total annual basic salary of certain employees to superannuation funds, a defined contribution plan, managed and administered by insurance companies for its employees. The Bank also gives an option to its employees, allowing them to receive the amount contributed by the Bank along with their monthly salary during their employment.

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

Provident fund

The Group is statutorily required to maintain a provident fund, a defined benefit plan, as a part of retirement benefits to its employees. Each employee contributes a certain percentage of his or her basic salary and the Group contributes an equal amount for eligible employees. The Group makes contribution as required by The Employees’ Provident Funds and Miscellaneous Provisions Act, 1952 to Employees’ Pension Scheme administered by the Regional Provident Fund Commissioner and the balance contributions are transferred to funds administered by trustees. The funds are invested according to the rules prescribed by the Government of India.

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

The Bank estimates the probability of redemption of customer loyalty reward points using an actuarial method by employing an independent actuary and accordingly makes provision for these reward points. Actuarial valuation is determined based on certain assumptions regarding mortality rate, discount rate, cancellation rate and redemption rate.

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

d)	Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

e)	Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method.

f)	Profit/loss on sale of investments in the ‘Held to Maturity’ category is recognised in the profit and loss account and profit is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit/loss on sale of investments in ‘Available for sale’ and ‘Held for Trading’ categories is recognised in the profit and loss account.

g)	Market repurchase and reverse repurchase transactions, are accounted for as borrowing and lending transactions respectively in accordance with the extant RBI guidelines. The transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions.

h)	Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/sale of instruments) on debt instruments is treated as a revenue item.

i)	At the end of each reporting period, security receipts issued by asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end.

j)	The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

ii)	The Bank’s consolidating venture capital funds carry investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors’ equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty. Bonus shares and right entitlements are recorded when such benefits are known. Quoted investments are valued on the valuation date at the closing market price. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. An appropriate discount is applied where the asset management company considers it necessary to reflect restrictions on disposal. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods. Where there is a decline, other than temporary in the carrying amounts of investments, the resultant reduction in the carrying amount is charged to the profit and loss account during the period in which such decline is identified.

iii)	The Bank’s primary dealership and securities broking subsidiaries classifies the securities held with the intention of holding for short-term and trading as stock-in-trade and are valued at lower of cost or market value. The securities acquired with the intention of holding till maturity or for a longer period are classified as investments and are carried at cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv)	The Bank’s housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on a constant yield basis. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments.

v)	The Bank’s overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in ‘Available for Sale’ category directly in their reserves. Further unrealised gain/loss on investment in ‘Held for Trading’ category is accounted directly in the profit and loss account. Investments in ‘Held to Maturity’ category are carried at amortised cost.

vi)	In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938, the IRDA (Investment) Regulations, 2000, and various other circulars/notifications issued by the IRDA in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a.	All debt securities and redeemable preference shares are considered as ‘Held to Maturity’ and accordingly stated at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/holding on a constant yield basis.

b.	Listed equity shares are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (or BSE, in case the investments are not listed on NSE).

c.	Mutual fund units at the balance sheet date are valued at the latest available net asset values of the respective fund.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to ‘Revenue and other reserves’ and ‘Liabilities on policies in force’ in the balance sheet for Shareholders’ fund and Policyholders’ fund respectively for life insurance business.

In the case of general insurance business, valuation of investments is done on the following basis:

a.	All debt securities including government securities and non-convertible preference shares are considered as ‘Held to Maturity’ and accordingly stated at amortised cost determined after amortisation of premium or accretion of discount on a constant yield basis over the holding/maturity period.

b.	Listed equities and convertible preference shares at the balance sheet date are stated at fair value, being the last quoted closing price on the NSE and in case these are not listed on NSE, then based on the last quoted closing price on the BSE.

c.	Mutual fund investments (other than venture capital fund) are stated at fair value, being the closing net asset value at balance sheet date.

d.	Investments other than mentioned above are valued at cost.

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to ‘Revenue and other reserves’ in the balance sheet for general insurance business.

Insurance subsidiaries assess at each balance sheet date whether there is any indication that any investment in equity units of mutual fund may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognised in the revenue(s)/profit and loss account.

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 17.61% of the total investments at March 31, 2015.

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

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant RBI guidelines. For loans and advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are NPAs as per the extant RBI guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under RBI regulations and host country regulations. Provisions on homogeneous retail loans and advances, subject to minimum provisioning requirements of RBI, are assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category. In respect of borrowers classified as non-cooperative borrowers, wilful defaulters and NPAs covered under distressed assets framework of RBI, the Bank makes accelerated provisions as per extant RBI guidelines.

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

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 10.12% of the total loans at March 31, 2015.

15.	Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

In accordance with the RBI guidelines for securitisation of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitisation immediately at the time of sale and the profit/premium arising from securitisation is amortised over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. With effect from May 7, 2012, the RBI guidelines require the profit/premium arising from securitisation to be amortised over the life of the transaction based on the method prescribed in the guidelines.

In the case of loans sold to an asset reconstruction company, the excess provision is not reversed but is utilised to meet the shortfall/loss on account of sale of other financial assets to securitisation company (SC)/reconstruction company (RC) in accordance with RBI guideline dated July 13, 2005. With effect from February 26, 2014, in accordance with RBI guidelines, in case of non-performing loans sold to SCs/RCs, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Further, the RBI circular dated March 11, 2015 has allowed to reverse the excess provision/reserve on account of sale of NPAs prior to February 26, 2014 to profit and loss account.

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

Premises and other fixed assets are carried at cost less accumulated depreciation and impairment, if any. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of a fixed asset on a straight-line basis. The useful life of fixed assets for domestic group companies is based on past experience and expectation of usage, which for some categories of fixed assets, is different from the useful life as prescribed in Schedule II of the Companies Act, 2013.

Assets purchased/sold during the period are depreciated on a pro-rata basis for the actual number of days the asset has been put to use.

In case of the Bank, items costing up to Rs. 5,000/- are depreciated fully over a period of 12 months from the date of purchase.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised asset values.

17.	Accounting for derivative contracts

The Group enters into derivative contracts such as foreign currency options, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is co-related with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. Hedge swaps are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked to market, except in the case of the Bank’s United Kingdom and Canadian banking subsidiaries, where the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognised in the profit and loss account.

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

The immovable fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is treated as impaired when its carrying amount exceeds its recoverable amount. The impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the impaired assets exceeds their recoverable value.

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

SCHEDULE 18: NOTES FORMING PART OF THE ACCOUNTS

A. The following additional disclosures have been made taking into account the requirements of Accounting Standards (ASs), Reserve Bank of India (RBI) guidelines and Companies Act, 2013 in this regard.

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

The following table sets forth, for the periods indicated, the computation of earnings per share.

Rupees in million, except per share data

	Year ended March 31, 2015	Year ended March 31, 2014
Basic
Weighted average no. of equity shares outstanding	5,785,726,485	5,771,587,885
Net profit	122,468.7	110,413.7
Basic earnings per share (Rs.)	21.17	19.13
Diluted
Weighted average no. of equity shares outstanding	5,842,092,456	5,794,468,950
Net profit	122,340.2	110,253.0
Diluted earnings per share (Rs.)	20.94	19.03
Nominal value per share (Rs.)	2.00	2.00

The dilutive impact is mainly due to options granted to employees by the Group.

The shareholders of the Bank have approved the sub-division of one equity share of Rs. 10 into five equity shares having a face value of Rs. 2 each through postal ballot on November 20, 2014. The record date for the sub-division was December 5, 2014. All shares and per share information in the financial results reflect the effect of sub-division for each of the periods presented.

2.	Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and their relatives.

Associates/other related entities

FINO PayTech Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth, ICICI Merchant Services Private Limited, India Infradebt Limited, India Advantage Fund-III, India Advantage Fund-IV and Catalyst Management Services Private Limited.

India Advantage Fund-III and India Advantage Fund-IV have been identified as related parties during the three months ended June 30, 2014 and September 30, 2014 respectively. Rainbow Fund and Mewar Aanchalik Gramin Bank have ceased to be related parties from the three months ended March 31, 2014 and June 30, 2014 respectively.

Key management personnel

Ms. Chanda Kochhar, Mr. N. S. Kannan, Mr. K. Ramkumar, Mr. Rajiv Sabharwal.

Relatives of key management personnel

Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kochhar, Mr. Mahesh Advani, Ms. Rangarajan Kumudalakshmi, Ms. Aditi Kannan, Ms. Narayanan Sudha, Mr. Narayanan Raghunathan, Mr. Narayanan Rangarajan, Ms. Jaya Ramkumar, Mr. R. Shyam, Ms. R. Suchithra, Mr. K. Jayakumar, Mr. R. Krishnaswamy, Ms. J. Krishnaswamy, Ms. Pushpa Muralidharan, Ms. Sangeeta Sabharwal, Mr. Kartik Sabharwal, Mr. Sanjiv Sabharwal, Mr. Arnav Sabharwal.

The following were the significant transactions between the Group and its related parties for the year ended March 31, 2015. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

Insurance services

During the year ended March 31, 2015, the Group received insurance premium from associates/other related entities amounting to Rs. 34.4 million (March 31, 2014: Rs. 32.0 million), from key management personnel of the Bank amounting to Rs. 1.3 million (March 31, 2014: Rs. 1.3 million) and from relatives of key management personnel amounting to Rs. 1.3 million (March 31, 2014: Rs. 0.6 million). The material transactions for the year ended March 31, 2015 were with ICICI Foundation for Inclusive Growth amounting to Rs. 16.0 million (March 31, 2014: Rs. 4.2 million) and with FINO PayTech Limited amounting to Rs. 12.1 million (March 31, 2014: Rs. 23.7 million).

During the year ended March 31, 2015, the Group paid insurance claims to associates/other related entities amounting to Rs. 0.3 million (March 31, 2014: Rs. 0.5 million) and to relatives of key management personnel of the Bank amounting to Rs. 0.6 million (March 31, 2014: Nil). The material transactions for the year ended March 31, 2015 were with I-Process Services (India) Private Limited amounting to Rs. 0.3 million (March 31, 2014: Rs. 0.4 million) and with FINO PayTech Limited amounting to Nil (March 31, 2014: Rs. 0.1 million).

Fees, commission and other income

During the year ended March 31, 2015, the Group received fees from its associates/other related entities amounting to Rs. 30.7 million (March 31, 2014: Rs. 9.7 million), from key management personnel of the Bank amounting to Rs. 1.7 million (March 31, 2014: Rs. 0.0* million) and from relatives of key management personnel of the Bank amounting to Rs. 0.0* million (March 31, 2014: Rs. 0.1 million). The material transactions for the year ended March 31, 2015 were with India Advantage Fund-IV amounting to Rs. 12.5 million (March 31, 2014: N.A.), India Infradebt Limited amounting to Rs. 9.2 million (March 31, 2014: Nil), ICICI Merchant Services Private Limited amounting to Rs. 5.5 million (March 31, 2014: Rs. 8.2 million) and with NIIT Institute of Finance Banking and Insurance Training Limited amounting to Rs. 1.4 million (March 31, 2014: Rs. 1.5 million).

* Insignificant amount.

Lease of premises, common corporate and facilities expenses

During the year ended March 31, 2015, the Group recovered from its associates/other related entities an amount of Rs. 80.4 million (March 31, 2014: Rs. 91.3 million) for lease of premises, common corporate and facilities expenses. The material transactions for the year ended March 31, 2015 were with ICICI Foundation for Inclusive Growth amounting to Rs. 52.0 million (March 31, 2014: Rs. 67.8 million) and with FINO PayTech Limited amounting to Rs. 22.9 million (March 31, 2014: Rs. 19.4 million).

Secondment of employees

During the year ended March 31, 2015, the Group recovered towards deputation of employees from its associates/other related entities an amount of Rs. 19.2 million (March 31, 2014: Rs. 6.6 million). The material transactions for the year ended March 31, 2015 were with ICICI Foundation for Inclusive Growth amounting to Rs. 12.1 million (March 31, 2014: Nil) and with I-Process Services (India) Private Limited amounting to Rs. 7.1 million (March 31, 2014: Rs. 6.6 million).

Brokerage, fees and other expenses

During the year ended March 31, 2015, the Group paid brokerage/fees and other expenses to its associates/other related entities amounting to Rs. 4,876.1 million (March 31, 2014: Rs. 3,585.2 million). The material transactions for the year ended March 31, 2015 were with I-Process Services (India) Private Limited amounting to Rs. 2,397.7 million (March 31, 2014: Rs. 1,664.2 million), ICICI Merchant Services Private Limited amounting to Rs. 2,216.0 million (March 31, 2014: Rs. 1,353.3 million) and with FINO PayTech Limited amounting to Rs. 209.2 million (March 31, 2014: Rs. 473.9 million).

Purchase of investments

During the year ended March 31, 2015, the Group invested in the units of India Advantage Fund-IV amounting to Rs. 1,970.4 million and in the units of India Advantage Fund-III amounting to Rs. 1,163.5 million.

During the year ended March 31, 2015, the Group invested in the non-convertible debentures (NCDs) issued by India Infradebt Limited amounting to Rs. 800.0 million (March 31, 2014: Nil). The material transactions for the year ended March 31, 2015 were with ICICI Securities Primary Dealership Limited amounting to Rs. 550.0 million (March 31, 2014: Nil) and with ICICI Prudential Life Insurance Company Limited amounting to Rs. 250.0 million (March 31, 2014: Nil).

Sale of investments

During the year ended March 31, 2014, the Group sold certain investments to Mewar Aanchalik Gramin Bank amounting to Rs. 147.8 million.

Redemption/buyback of investments

During the year ended March 31, 2015, the Group received Rs. 280.9 million (March 31, 2014: N.A.) from India Advantage Fund-III and Rs. 101.8 million (March 31, 2014: N.A.) from India Advantage Fund-IV on account of redemption of units and distribution of gain/loss on units.

Income on custodial services

During the year ended March 31, 2015, the Group recovered custodial charges from its associates/other related entities amounting to Rs. 1.1 million (March 31, 2014: Nil). The material transactions for the year ended March 31, 2015 were with India Advantage Fund-III amounting to Rs. 0.7 million (March 31, 2014: N.A.) and with India Advantage Fund-IV amounting to Rs. 0.4 million (March 31, 2014: N.A.).

Interest expenses

During the year ended March 31, 2015, the Group paid interest to its associates/other related entities amounting to Rs. 235.3 million (March 31, 2014: Rs. 345.0 million), to its key management personnel amounting to Rs. 6.2 million (March 31, 2014: Rs. 4.2 million) and to relatives of key management personnel amounting to Rs. 2.3 million (March 31, 2014: Rs. 1.7 million). The material transaction for the year ended March 31, 2015 was with India Infradebt Limited amounting to Rs. 232.0 million (March 31, 2014: Rs. 268.6 million). During the year ended March 31, 2014, the Bank paid interest to Mewar Aanchalik Gramin Bank amounting to Rs. 70.0 million.

Interest income

During the year ended March 31, 2015, the Group received interest from its associates/other related entities amounting to Rs. 71.3 million (March 31, 2014: Rs. 55.8 million), from its key management personnel amounting to Rs. 1.0 million (March 31, 2014: Rs. 0.9 million) and from relatives of key management personnel amounting to Rs. 1.5 million (March 31, 2014: Rs. 0.6 million). The material transactions for the year ended March 31, 2015 were with ICICI Merchant Services Private Limited amounting to Rs. 48.0 million (March 31, 2014: Rs. 48.0 million) and with India Infradebt Limited amounting to Rs. 23.1 million (March 31, 2014: Nil). During the year ended March 31, 2014 the Bank received interest from Mewar Aanchalik Gramin Bank amounting to Rs. 7.5 million.

Dividend paid

During the year ended March 31, 2015, the Bank paid dividend to its key management personnel amounting to Rs. 10.0 million (March 31, 2014: Rs. 8.1 million). The dividend paid during the year ended March 31, 2015 to Ms. Chanda Kochhar was Rs. 7.9 million (March 31, 2014: Rs. 6.6 million), to Mr. N. S. Kannan was Rs. 1.1 million (March 31, 2014: Rs. 1.5 million) and to Mr. Rajiv Sabharwal was Rs. 1.0 million (March 31, 2014: Nil).

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank, excluding the perquisite value on account of employee stock options exercised, during the year ended March 31, 2015 was Rs. 164.5 million (March 31, 2014: Rs. 144.5 million). The remuneration paid for the year ended March 31, 2015 to Ms. Chanda Kochhar was Rs. 53.5 million (March 31, 2014: Rs. 47.7 million), to Mr. N. S. Kannan was Rs. 37.4 million (March 31, 2014: Rs. 32.4 million), to Mr. K. Ramkumar was Rs. 38.6 million (March 31, 2014: Rs. 34.5 million) and to Mr. Rajiv Sabharwal was Rs. 35.0 million (March 31, 2014: Rs. 29.9 million).

Sale of fixed assets

During the year ended March 31, 2015, the Bank sold certain fixed assets to India Infradebt Limited amounting to Nil (March 31, 2014: Rs. 2.7 million).

Donation

During the year ended March 31, 2015, the Group has given donation to ICICI Foundation for Inclusive Growth amounting to Rs. 707.3 million (March 31, 2014: Rs. 257.6 million).

Related party balances

The following table sets forth, for the periods indicated, the balance payable to/receivable from its associates/other related entities:

Rs. in million

Items	At March 31, 2015	At March 31, 2014
Deposits with the Group	2,033.9	4,231.9
Advances	1.2	2.4
Investments of the Group in related parties	5,683.3	1,903.6
Investments of related parties in the Group	-	15.0
Payables	653.4	381.0
Receivables	69.1	-
Guarantees issued by the Group	0.0*	0.1
*	Insignificant amount

The following table sets forth, for the periods indicated, the balance payable to/receivable from key management personnel:

Rs. in million, except number of shares

Items	At March 31, 2015	At March 31, 2014
Deposits	97.4	51.0
Advances	37.0	28.0
Investments	5.2	4.2
Employee Stock Options Outstanding (Numbers)	19,255,000	18,800,000
Employee Stock Options Exercised[1]	6.3	0.4
1.	During the year ended March 31, 2015, 3,170,000 employee stock options were exercised by the key management personnel of the Bank (March 31, 2014: 187,500), which have been reported at face value.

The following table sets forth, for the periods indicated, the balance payable to/receivable from relatives of key management personnel:

Rs. in million

Items	At March 31, 2015	At March 31, 2014
Deposits	42.3	28.7
Advances	15.0	6.1

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from key management personnel:

Rs. in million

Items	Year ended March 31, 2015	Year ended March 31, 2014
Deposits	218.5	83.2
Advances	38.1	30.7
Investments[1]	5.2	4.2
1.	Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from relatives of key management personnel:

Rs. in million

Items	Year ended March 31, 2015	Year ended March 31, 2014
Deposits	42.3	30.1
Advances	18.2	8.3

3.	Employee stock option scheme (ESOS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant. Options granted in April, 2009 vest in a graded manner over a five-year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September, 2011 vest in a graded manner over a five-year period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant. Options granted after April, 2014 vest in a graded manner over a three-year period with 30%, 30%, and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant. Out of the total options granted, for a grant of 50,000, 50% of the options granted would vest on April 30, 2017 and the balance are scheduled to vest on April 30, 2018. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The exercise price of Bank’s options was the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

In February 2011, the Bank granted 15,175,000 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of Rs. 193.40. Of these options granted, 50% vested on April 30, 2014 and the balance 50% would vest on April 30, 2015. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. Based on intrinsic value of options, compensation cost of Rs. 16.4 million was recognised during the year ended March 31, 2015 (March 31, 2014: Rs. 20.9 million).

If the Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2015 would have been higher by Rs. 2,819.5 million and proforma profit after tax would have been Rs. 108.93 billion. On a proforma basis, the Bank’s basic and diluted earnings per share would have been Rs. 18.83 and Rs. 18.65 respectively. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2015 are given below.

Risk-free interest rate	8.36% to 9.10%
Expected life	2.85 to 5.87 years
Expected volatility	31.55% to 47.57%
Expected dividend yield	1.43% to 1.77%

The weighted average fair value of options granted during the year ended March 31, 2015 is Rs. 90.09 (March 31, 2014: Rs. 118.59).

A summary of the status of the Bank’s stock option plan is given below.

Rs. except number of options

	Stock options outstanding
	Year ended March 31, 2015		Year ended March 31, 2014
Particulars	Number of options	Weighted Average Exercise Price	Number of options	Weighted Average Exercise Price
Outstanding at the beginning of the year	140,521,765	183.74	129,902,265	171.04
Add: Granted during the year	32,375,500	259.96	22,098,250	235.43
Less: Lapsed during the year, net of re-issuance	1,382,765	235.40	4,451,050	192.33
Less: Exercised during the year	23,080,800	150.66	7,027,700	106.11
Outstanding at the end of the year	148,433,700	205.02	140,521,765	183.74
Options exercisable	75,938,800	180.80	73,041,715	166.70

A summary of stock options outstanding at March 31, 2015 is given below.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-99	4,771,000	80.81	2.41
100-199	74,346,685	177.35	4.41
200-299	69,291,015	243.22	8.06
300-399	25,000	321.17	9.59

A summary of stock options outstanding at March 31, 2014 is given below.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-99	10,216,665	77.64	2.81
100-199	90,398,800	175.81	5.26
200-299	39,906,300	228.84	8.15
300-399	..	..	..

The options were exercised regularly throughout the period and weighted average share price as per NSE price volume data during the year ended March 31, 2015 was Rs. 311.74 (March 31, 2014: Rs. 209.32).

ICICI Life:

ICICI Prudential Life Insurance Company has formulated ESOS for their employees.

There is no compensation cost for the year ended March 31, 2015 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, based on the binomial tree model, compensation cost for the year ended March 31, 2015 would have been higher by Rs. 22.2 million (March 31, 2014: Nil). During the year ended March 31, 2015, the maximum terms of options were extended by an additional period of three years for certain options. The incremental compensation cost and charge to profit and loss account for the year ended March 31, 2015 would have been higher by Rs. 22.2 million had ICICI Life followed the fair valuation method for accounting for such options.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

Rs. except number of options

	Stock options outstanding
	Year ended March 31, 2015		Year ended March 31, 2014
Particulars	Number of Shares	Weighted average exercise Price	Number of shares	Weighted average exercise Price
Outstanding at the beginning of the year	10,201,948	200.10	12,620,354	210.60
Add: Granted during the year	..	..	..	..
Less: Forfeited/lapsed during the year	588,000	324.93	2,087,905	264.45
Less: Exercised during the year	2,556,531	82.10	330,501	69.30
Outstanding at the end of the year	7,057,417	232.45	10,201,948	200.10
Options exercisable	7,057,417	232.45	10,201,948	200.10

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2015.

Range of exercise price (Rs. per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
30-400	7,057,417	232.45	4

ICICI General:

ICICI Lombard General Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2015 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, based on the binomial tree model, compensation cost for the year ended March 31, 2015 would have been higher by Rs. 4.5 million (March 31, 2014: Rs. 20.6 million). During the year ended March 31, 2015, the maximum term of options were extended by an additional period of 3 years for certain options. The incremental compensation cost and charge to profit and loss account for the year ended March 31, 2015 would have been higher by Rs. 12.4 million had ICICI General followed the fair valuation method for accounting for such options.

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.

Rs. except number of options

	Stock options outstanding
	Year ended March 31, 2015		Year ended March 31, 2014
Particulars	Number of shares	Weighted Average Exercise Price	Number of shares	Weighted Average Exercise Price
Outstanding at the beginning of the year	9,844,494	105.39	11,097,924	100.35
Add: Granted during the year	..	..	..	..
Less: Forfeited/lapsed during the year	254,516	116.10	318,750	111.71
Less: Exercised during the year	1,468,516	81.82	934,680	43.40
Outstanding at the end of the year	8,121,462	109.32	9,844,494	105.39
Options exercisable	8,121,462	109.32	9,153,684	105.26

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2015.

Range of exercise price (Rs. per share)	Number of shares arising out of options (Number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
35 to 200	8,121,462	109.32	4.28

If the Group had used the fair value of options based on the binomial tree model, the compensation cost for the year ended March 31, 2015 would have been higher by Rs. 2,761.1 million (March 31, 2014: Rs. 2,273.0 million) and the proforma consolidated profit after tax would have been Rs. 119.71 billion (March 31, 2014: Rs. 108.14 billion). On a proforma basis, the Group’s basic earnings per share would have been Rs. 20.69 (March 31, 2014: Rs. 18.74) and diluted earnings per share would have been Rs. 20.47 (March 31, 2014: Rs. 18.64).

4.	Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

Rs. in million

Particulars	At March 31, 2015	At March 31, 2014
At cost at March 31 of preceding year	13,525.0	12,102.3
Additions during the year	2,439.1	1,533.2
Deductions during the year	(229.0)	(110.5)
Depreciation to date	(11,876.8)	(10,213.9)
Net block	3,858.3	3,311.1

5.	Assets on lease

Assets taken under operating lease

The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.

Rs. in million

Particulars	At March 31, 2015	At March 31, 2014
Not later than one year	561.2	666.6
Later than one year and not later than five years	562.9	1,260.0
Later than five years	103.1	115.5
Total	1,227.2	2,042.1

The terms of renewal are those normally prevalent in similar agreements and there are no undue restrictions in the agreements.

6.	Preference shares

Certain government securities amounting to Rs. 3,088.6 million at March 31, 2015 (March 31, 2014: Rs. 2,970.9 million) have been earmarked against redemption of preference shares issued by the Bank, which fall due for redemption on April 20, 2018, as per the original terms of the issue.

7.	Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

Rs. in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Provision for depreciation of investments	4,128.9	1,628.8
Provision towards non-performing and other assets	36,307.6	24,818.3
Provision towards income tax	56,758.0	43,158.7
Deferred tax adjustment	(2,841.8)	2,885.3
Provision towards wealth tax	51.1	51.1
Other provision and contingencies[1]	4,926.9	2,555.5
Total provisions and contingencies	99,330.7	75,097.7

1. Includes provision made towards standard assets amounting to Rs. 3,927.6 million (March 31, 2014: Rs. 1,592.0 million)

The Bank has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long term contracts. In accordance with the provisions of Accounting Standard - 29 on ‘Provisions, Contingent Liabilities and Contingent Assets’, the Bank recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Bank does not expect the outcome of these proceedings to have a materially adverse effect on its financial results. For insurance contracts booked in its life insurance subsidiary, reliance has been placed on the Appointed Actuary for actuarial valuation of liabilities for policies in force. The Appointed Actuary has confirmed that the assumptions used in valuation of liabilities for policies in force are in accordance with the guidelines and norms issued by the Insurance Regulatory and Development Authority ("IRDA") and the Institute of Actuaries of India in concurrence with the IRDA.

8.	Staff retirement benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

Rs. in million

Particulars	Pension
	Year ended March 31, 2015	Year ended March 31, 2014
Opening obligations	10,209.9	10,392.5
Service cost	217.8	240.3
Interest cost	943.5	833.7
Actuarial (gain)/loss	3,174.7	998.5
Liabilities extinguished on settlement	(1,381.1)	(2,012.8)
Benefits paid	(164.9)	(242.3)
Obligations at the end of the year	12,999.9	10,209.9

Opening plan assets, at fair value	9,018.8	9,526.8
Expected return on plan assets	743.3	772.0
Actuarial gain/(loss)	104.7	(29.1)
Assets distributed on settlement	(1,534.6)	(2,236.5)
Contributions	1,936.1	1,227.9
Benefits paid	(164.9)	(242.3)
Closing plan assets, at fair value	10,103.4	9,018.8

Fair value of plan assets at the end of the year	10,103.4	9,018.8
Present value of the defined benefit obligations at the end of the year	(12,999.9)	(10,209.9)
Amount not recognized as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..

Rs. in million

Particulars	Pension
	Year ended March 31, 2015	Year ended March 31, 2014
Asset/(liability)	(2,896.5)	(1,191.1)

Cost for the year
Service cost	217.8	240.3
Interest cost	943.5	833.7
Expected return on plan assets	(743.3)	(772.0)
Actuarial (gain)/loss	3,070.0	1,027.6
Curtailments & settlements (gain)/loss	153.5	223.7
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	..	..
Net cost	3,641.5	1,553.3

Actual Return on Plan Assets	848.1	742.9
Expected employer’s contribution next year	3,000.0	1,000.0

Investment details of plan assets
Insurer Managed Funds[1]	84.51%	80.86%
Government of India securities	7.12%	7.50%
Corporate Bonds	8.12%	9.00%
Others	0.25%	2.64%

Assumptions
Interest rate	8.00%	9.25%
Salary escalation rate:
On Basic Pay	1.50%	1.50%
On Dearness Relief	7.00%	7.00%
Estimated rate of return on plan assets	8.00%	8.00%

1. Majority of the funds are invested in Government of India securities and corporate bonds.

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
Plan assets	10,103.4	9,018.8	9,526.8	9,379.5	8,467.4
Defined benefit obligations	(12,999.9)	(10,209.9)	(10,392.5)	(9,602.7)	(8,842.9)
Amount not recognized as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..	..	..	..
Surplus/(deficit)	(2,896.5)	(1,191.1)	(865.7)	(223.2)	(375.5)
Experience adjustment on plan assets	104.7	(29.1)	102.3	51.7	69.1
Experience adjustment on plan liabilities	1,271.2	2,549.6	1,525.2	2,692.3	689.7

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

Rs. in million

Particulars	Gratuity
	Year ended March 31, 2015	Year ended March 31, 2014
Defined benefit obligation liability
Opening obligations	7,252.6	6,887.3
Add: Adjustment for exchange fluctuation on opening obligation	3.1	5.8
Adjusted opening obligations	7,255.7	6,893.1
Service cost	716.1	649.0
Interest cost	662.8	557.3
Actuarial (gain)/loss	643.5	(93.5)
Past service cost	..	..
Obligation transferred from/to other companies	(15.6)	(2.0)
Benefits paid	(792.3)	(751.3)
Obligations at the end of the year	8,470.2	7,252.6

Opening plan assets, at fair value	6,744.3	6,394.9
Expected return on plan assets	518.6	493.3
Actuarial gain/(loss)	699.4	(8.4)
Contributions	708.3	617.8
Asset transfer from/to other companies	(15.6)	(2.0)
Benefits paid	(792.3)	(751.3)
Closing plan assets, at fair value	7,862.7	6,744.3

Fair value of plan assets at the end of the year	7,862.7	6,744.3
Present value of the defined benefit obligations at the end of the year	(8,470.2)	(7,252.6)
Unrecognised past service cost	..	..
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	(0.1)
Asset/(liability)	(607.5)	(508.4)

Cost for the year
Service cost	716.1	649.0
Interest cost	662.8	557.3
Expected return on plan assets	(518.6)	(493.3)
Actuarial (gain)/loss	(55.9)	(85.1)
Past service cost	..	..
Losses/(gains) on "Acquisition/Divestiture"	..	..
Exchange fluctuation loss/(gain)	3.1	5.8
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	(0.1)	(0.5)
Net cost	807.4	633.2
Actual Return on Plan Assets	1,218.0	484.5
Expected employer’s contribution next year	755.2	732.7

Rs. in million

Particulars	Gratuity
	Year ended March 31, 2015	Year ended March 31, 2014

Investment details of plan assets
Insurer Managed Funds	23.68%	23.07%
Government of India securities	33.67%	14.23%
Corporate Bonds	15.35%	25.77%
Special Deposit schemes	3.70%	4.32%
Equity	10.71%	10.66%
Others	12.89%	21.95%

Assumptions
Interest rate	7.80%-8.05%	8.70%-9.33%
Salary escalation rate	5.00%-10.00%	5.00%-10.00%
Estimated rate of return on plan assets	7.50%-8.50%	7.50%-8.00%

Estimated rate of return on plan assets is based on the expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012	Year ended March 31, 2011
Plan assets	7,862.7	6,744.3	6,394.9	5,724.3	5,855.8
Defined benefit obligations	(8,470.2)	(7,252.6)	(6,887.3)	(6,257.9)	(5,943.4)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	(0.1)	(0.5)	..	..
Surplus/(deficit)	(607.5)	(508.4)	(492.9)	(533.6)	(87.7)
Experience adjustment on plan assets	699.4	(8.4)	51.0	23.1	(90.5)
Experience adjustment on plan liabilities	70.6	308.7	216.0	119.4	(72.8)

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

As there is no liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Group has not made any provision for the year ended March 31, 2015 (March 31, 2014: Rs. 3.5 million).

Rs. in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Opening obligations	18,356.2	16,136.8
Service cost	1,046.1	1,126.5
Interest cost	1,615.3	1,284.7
Actuarial (gain)/loss	325.7	(9.9)
Employees contribution	2,058.2	1,923.9
Obligations transferred from/to other companies	71.6	32.8
Benefits paid	(2,789.4)	(2,138.6)
Obligations at end of the year	20,683.7	18,356.2

Opening plan assets	18,352.7	16,136.8
Expected return on plan assets	1,597.5	1,407.6
Actuarial gain/(loss)	347.0	(136.3)
Employer contributions	1,046.1	1,126.5
Employees contributions	2,058.2	1,923.9
Assets transferred from/to other companies	71.6	32.8
Benefits paid	(2,789.4)	(2,138.6)
Closing plan assets	20,683.7	18,352.7

Plan assets at the end of the year	20,683.7	18,352.7
Present value of the defined benefit obligations at the end of the year	(20,683.7)	(18,356.2)
Asset/(liability)	..	(3.5)

Cost for the year
Service cost	1,046.1	1,126.5
Interest cost	1,615.3	1,284.7
Expected return on plan assets	(1,597.5)	(1,407.6)
Actuarial (gain)/loss	(21.3)	126.4
Net cost	1,042.6	1,130.0

Actual Return on Plan Assets	1,944.5	1,271.3
Expected employer's contribution next year	1,117.1	1,201.6

Rs. in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014

Investment details of plan assets
Government of India Securities	40.52%	39.76%
Corporate Bonds	53.06%	51.21%
Special Deposit Scheme	2.59%	2.91%
Others	3.83%	6.12%

Assumptions
Discount rate	7.80%-7.95%	8.70%-9.30%
Expected rate of return on assets	8.12%-9.00%	8.25%-9.04%
Discount rate for the remaining term to maturity of investments	7.80%-7.97%	8.92%-9.12%
Average historic yield on the investment	8.19%-9.00%	8.25%-8.90%
Guaranteed rate of return	8.75%	8.75%

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2015	Year ended March 31, 2014
Plan assets	20,683.7	18,352.7
Defined benefit obligations	(20,683.7)	(18,356.2)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..
Surplus/(deficit)	..	(3.5)
Experience adjustment on plan assets	347.0	(136.3)
Experience adjustment on plan liabilities	325.7	(9.9)

The Group has contributed Rs. 2,030.3 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2015 (March 31, 2014: Rs. 1,925.7 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

9.	Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2015 amounted to Rs. 53,916.2 million (March 31, 2014: Rs. 46,044.0 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all international transactions are at arm’s length so that the above legislation will not have material impact on the financial statements.

10.	Deferred tax

At March 31, 2015 the Group has recorded net deferred tax asset of Rs. 16,134.8 million (March 31, 2014: Rs. 9,297.8 million), which has been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

Rs. in million

Particulars	At March 31, 2015	At March 31, 2014
Deferred tax asset
Provision for bad and doubtful debts	39,199.1	28,595.5
Capital loss	50.5	49.6
Others	4,463.4	3,167.5
Total deferred tax asset	43,713.0	31,812.6
Deferred tax liability
Special reserve deduction[1]	22,057.3	17,234.9
Depreciation on fixed assets	5,359.9	5,242.4
Others	161.0	37.5
Total deferred tax liability	27,578.2	22,514.8
Total net deferred tax asset/(liability)	16,134.8	9,297.8
1.	ICICI Home Finance creates Special Reserve through appropriation of profits, in order to avail tax deduction as per Section 36(1)(viii) of the Income Tax Act, 1961. The National Housing Bank (NHB), through its circular dated May 27, 2014, advised the housing finance companies to create a DTL on the amount outstanding in Special Reserve, as a matter of prudence. In accordance with these NHB guidelines, during the year ended March 31, 2015, ICICI Home Finance has created a DTL of Rs. 703.9 million on Special Reserve outstanding at March 31, 2014, by reducing the reserves. Further, DTL of Rs. 80.4 million has been created for the year ended March 31, 2015 on the amount transferred to Special Reserve (March 31, 2014: Nil).

2.	Deferred tax asset/(liability) pertaining to foreign branches/subsidiaries are included in respective categories.

11.	Information about business and geographical segments

A. Business segments for the year ended March 31, 2015

The business segments of the Group have been presented as follows:

1.	Retail banking includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

2.	Wholesale banking includes all advances of the Bank to trusts, partnership firms, companies and statutory bodies, which are not included under Retail Banking.

3.	Treasury includes the entire investment and derivative portfolio of the Bank, ICICI Eco-net Internet and Technology Fund (upto December 31, 2013), ICICI Equity Fund, ICICI Emerging Sectors Fund (upto December 31, 2013), ICICI Strategic Investments Fund and ICICI Venture Value Fund (upto September 30, 2013).

4.	Other banking includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia LLC (upto December 31, 2014).

5.	Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

6.	General insurance represents results of ICICI Lombard General Insurance Company Limited.

7.	Others includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, TCW/ICICI Investment Partners Limited (upto June 30, 2013), ICICI Kinfra Limited (upto September 30, 2014), I-Ven Biotech Limited and ICICI Prudential Pension Funds Management Company Limited.

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

The results of reported segments for the year ended March 31, 2015 are not comparable with that of reported segments for the year ended March 31, 2014 to the extent new entities have been consolidated and entities that have been discontinued from consolidation.

The following table sets forth, the business segment results for the year ended March 31, 2015.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	329,911.8	335,025.1	439,668.1	38,097.1	191,367.3	58,804.9	44,731.1	(535,443.1)	902,162.3
2	Segment results	27,242.8	62,240.7	64,687.0	6,672.2	16,343.2	6,907.2	14,634.7	(15,337.5)	183,390.3
3	Unallocated expenses									..
4	Operating profit (2) – (3)									183,390.3
5	Income tax expenses (net)/(net deferred tax credit)									53,967.3
6	Net profit[1] (4) – (5)									129,423.0
	Other information
7	Segment assets	1,297,275.5	2,612,211.8	2,379,582.6	675,480.1	1,011,969.1	133,360.9	253,632.5	(156,450.2)	8,207,062.3
8	Unallocated assets[2]									53,729.4
9	Total assets (7) + (8)									8,260,791.7
10	Segment liabilities	2,661,620.1	1,038,243.2	2,656,404.7[3]	655,289.4[3]	1,013,545.8[3]	136,564.2[3]	255,574.5[3]	(156,450.2)	8,260,791.7
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									8,260,791.7
13	Capital expenditure	6,109.1	1,110.3	16.4	146.8	2,230.0	2,014.1	356.7	..	11,983.4
14	Depreciation	5,111.4	1,073.5	12.8	519.5	396.1	536.7	348.6	(16.4)	7,982.2
1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net), deferred tax asset (net).

3.	Includes share capital and reserves and surplus.

The following table sets forth, the business segment results for the year ended March 31, 2014.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	274,116.0	324,024.8	392,902.4	32,231.1	159,902.0	57,122.0	33,494.9	(478,154.7)	795,638.5
2	Segment results	18,295.2	65,886.3	52,565.0	9,031.5	15,292.4	5,202.4	9,784.2	(13,190.7)	162,866.3
3	Unallocated expenses									..
4	Operating profit (2) – (3)									162,866.3
5	Income tax expenses (net)/(net deferred tax credit)									46,095.1
6	Net profit[1] (4)- (5)									116,771.2
	Other information
7	Segment assets	991,908.9	2,426,741.3	2,370,923.6	681,783.0	815,256.1	131,928.9	201,135.0	(196,843.6)	7,422,833.2
8	Unallocated assets[2]									54,790.7
9	Total assets (7) + (8)									7,477,623.9
10	Segment liabilities	2,388,971.3	1,048,445.5	2,408,594.4 [3]	672,409.6 [3]	816,826.0 [3]	135,456.3 [3]	203,764.4[3]	(196,843.6)	7,477,623.9
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									7,477,623.9
13	Capital expenditure	5,765.3	628.6	18.8	190.5	804.7	347.5	299.9	..	8,055.3
14	Depreciation	4,357.2	1,044.3	12.5	488.5	468.4	496.9	350.7	(25.8)	7,192.7
1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net), deferred tax asset (net).

3.	Includes share capital and reserves and surplus.

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

The following tables set forth, for the periods indicated, the geographical segment results.

Rs. in million

Revenue	Year ended March 31, 2015	Year ended March 31, 2014
Domestic operations	826,474.0	717,476.4
Foreign operations	75,688.3	78,162.1
Total	902,162.3	795,638.5

Rs. in million

Assets	At March 31, 2015	At March 31, 2014
Domestic operations	6,504,549.2	5,868,764.9
Foreign operations	1,702,513.1	1,554,068.3
Total	8,207,062.3	7,422,833.2

Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

Rs. in million

	Capital expenditure incurred during the year ended		Depreciation provided during the year ended
	March 31, 2015	March 31, 2014	March 31, 2015	March 31, 2014
Domestic operations	11,804.5	7,809.5	7,803.8	6,999.3
Foreign operations	178.9	245.8	178.4	193.4
Total	11,983.4	8,055.3	7,982.2	7,192.7

12.	Penalties/fines imposed by banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2015 was Rs. 10.4 million (March 31, 2014: Rs. 10.0 million).

On December 17, 2014, RBI imposed a penalty of Rs. 5.0 million on the Bank in exercise of powers vested with it under the provisions of Section 47A(1)(c) read with Section 46(4)(i) of the Banking Regulation Act, 1949 for charges of non-compliance with the directions/guidelines issued by RBI in connection with Know Your Customer (KYC)/Anti Money Laundering (AML). The Bank has paid the penalty to RBI.

On July 25, 2014, RBI imposed a penalty of Rs. 4.0 million on the Bank, in exercise of the powers vested with it under the provisions of Section 47A (1) of the Banking Regulation Act, 1949 with respect to facilities extended to a corporate borrower by the Bank. The Bank has paid the penalty to RBI.

A penalty of Rs. 1.4 million was imposed on the Bank in February 2015 by the Financial Intelligence Unit, India (FIU-IND). The Bank has filed an appeal against the penalty, which was imposed for failure in reporting of the attempted suspicious transactions.

13.	Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2015 (Pursuant to Schedule III of the Companies Act, 2013)

Rs. in million

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net assets	Amount
Parent
ICICI Bank Limited	95.0%	804,293.3	91.3%	111,753.5

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	1.0%	8,106.3	1.8%	2,173.7
ICICI Securities Limited	0.4%	3,521.3	2.0%	2,439.6
ICICI Home Finance Company Limited	1.8%	14,916.6	1.6%	1,975.8
ICICI Trusteeship Services Limited	0.0%	4.8	0.0%	0.3
ICICI Investment Management Company Limited	0.0%	134.1	(0.0%)	(20.3)
ICICI Venture Funds Management Company Limited	0.3%	2,187.6	0.0%	8.6
ICICI Prudential Life Insurance Company Limited	6.4%	54,404.7	13.3%	16,342.9
ICICI Lombard General Insurance Company Limited	3.8%	31,792.8	4.4%	5,356.1
ICICI Prudential Trust Limited	0.0%	12.4	0.0%	2.2
ICICI Prudential Asset Management Company Limited	0.5%	4,390.3	2.0%	2,468.2
ICICI Prudential Pension Funds Management Company Limited	0.0%	258.7	0.0%	1.0
Foreign
ICICI Bank UK PLC	4.0%	34,089.3	0.9%	1,121.1
ICICI Bank Canada	4.6%	38,698.5	1.5%	1,815.3
ICICI International Limited	0.0%	93.0	(0.0%)	(7.9)
ICICI Securities Holdings Inc.	0.1%	603.3	(0.0%)	(0.7)
ICICI Securities Inc.	0.0%	94.5	0.0%	20.6
Other consolidated entities
Indian
ICICI Equity Fund	0.0%	390.7	(0.0%)	(5.7)
I-Ven Biotech Limited	0.0%	267.1	0.0%	11.7
ICICI Strategic Investments Fund	0.1%	551.4	(0.4%)	(477.7)
Foreign
NIL	..	..	..	..
Minority interests	(3.0%)	(25,058.1)	(5.7%)	(6,954.3)

13.	Additional information to consolidated accounts (Continued)

Rs. in million

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net assets	Amount

Associates
Indian
Fino Pay Tech Limited	..	..	0.0%	17.2
I-Process Services (India) Private Limited	..	..	(0.0%)	(2.0)
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	(0.0%)	(11.5)
ICICI Merchant Services Private Limited	..	..	..	..
India Infradebt Limited	..	..	0.1%	67.5
India Advantage Fund III	..	..	0.1%	135.4
India Advantage Fund IV	..	..	0.0%	26.4
Foreign
NIL	..	..	..	..
Joint Ventures
NIL	..	..	..	..
Inter-company adjustments	(15.0%)	(126,707.2)	(12.9%)	(15,788.3)

TOTAL	100.0%	847,045.4	100.0%	122,468.7
1.	Total assets minus total liabilities.

14.	Provision on Funded Interest Term Loan

In 2008, RBI issued guidelines on debt restructuring, which also covered the treatment of funded interest in cases of debt restructuring, that is, instances where interest for a certain period is funded by a Funded Interest Term Loan (FITL) which is then repaid based on a contracted maturity schedule. In line with these guidelines, the Bank has been providing fully for any interest income which is funded through a FITL for cases restructured subsequent to the issuance of the guideline. However, RBI has now required similar treatment of outstanding FITL pertaining to cases restructured prior to the 2008 guidelines which have not yet been repaid. In view of the above, and since this item relates to prior years, the Bank has with the approval of the RBI debited its reserves by Rs. 9,291.6 million to fully provide outstanding FITLs pertaining to restructurings prior to the issuance of the guideline in the quarter ended March 31, 2015 as against over three quarters permitted by RBI. These FITLs relate to pre-2008 restructurings where the borrowers have since been upgraded, and this impact would get reversed as FITLs are repaid as per their contractual maturities.

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

The financial statements for the year ended March 31, 2015 have been audited by the statutory auditors, B S R & Co. LLP, Chartered Accountants. The financial statements for the year ended March 31, 2014 had been audited by another firm of chartered accountants.

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

Reserve fund: Represents appropriation made to reserve fund in accordance with regulations applicable to Sri Lanka branch.

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

The following table sets forth the residual contractual maturities of time deposits at March 31, 2015.

Rupees in million

Deposits maturing during the year ending March 31,
2016	1,536,558.0
2017	370,619.6
2018	101,497.4
2019	66,586.2
2020	41,032.7
Thereafter	17,599.9

Total time deposits	2,133,893.8

At March 31, 2015, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 1,141,801.8 million (March 31, 2015: Rs. 1,208,630.7 million).

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

The following table sets forth a listing of long-term debt at March 31, 2015, by maturity and interest rate profile.

Rupees in million

	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ending March 31,
2016	127,137.2	45,490.2	172,627.4
2017	169,506.4	89,691.1	259,197.5
2018	123,555.0	97,840.2	221,395.2
2019	58,522.1	20,490.0	79,012.1
2020	209,954.2	17,326.6	227,280.8
Thereafter	427,278.0	30,105.2	457,383.2
Total	1,115,952.9	300,943.3	1,416,896.2
Less: Unamortized debt issue costs			(602.0)
Total			1,416,294.2

Debt aggregating Rs. 13,336.4 million (March 31, 2014: Rs. 16,353.2 million) is guaranteed by the Government of India (GOI). Long-term debt is denominated in various currencies. At March 31, 2015, long-term debt comprises Indian rupee debt of Rs. 510,273.5 million (March 31, 2014: Rs. 410,972.0 million) and foreign currency debt of Rs. 906,020.7 million (March 31, 2014: Rs. 872,145.2 million).

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.

Rupees in million

	At March 31, 2015
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors .	443,182.7	9.4%	5.4% to 14.2%	5.0
Refinance from financial institutions	42,478.4	8.9%	8.5% to 10.0%	3.5
Borrowings from other banks	18,561.7	10.2%	10.0% to 12.0%	2.0
Fixed deposits	2,550.7	9.2%	7.3% to 11.5%	1.1
Preference shares	3,500.0	0.001%	0.001%	3.1
Total	510,273.5	9.3%		4.7

Rupees in million

	At March 31, 2014
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors .	370,474.3	9.4%	5.4% to 14.2%	5.1
Refinance from financial institutions	21,139.5	9.3%	6.3% to 10.6%	3.6
Borrowings from other banks	12,500.0	10.2%	10.1% to 10.3%	2.1
Fixed deposits	3,358.2	8.9%	7.5% to 11.5%	1.2
Preference shares	3,500.0	0.001%	0.001%	4.1
Total	410,972.0	9.4%		4.9

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.

Rupees in million

	At March 31, 2015
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	505,833.5	4.9%	1.0% to 7.3%	3.2
Other borrowings	400,187.2	2.0%	0.2% to 6.8%	3.8
Total	906,020.7	3.6%		3.5

Rupees in million

	At March 31, 2014
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	454,546.0	5.1%	0.8% to 7.3%	3.5
Other borrowings	417,599.2	2.2%	0.6% to 6.8%	3.3
Total	872,145.2	3.7%		3.4

See note on “Schedule 18B- Additional note- Selected information from Indian GAAP financials” for assets pledged as securities for borrowings.

4.	Cash and cash equivalents

Deposits with the Reserve Bank of India include Rs. 189,751.6 million (March 31, 2014: Rs. 167,306.8 million) maintained in accordance with the guidelines governing minimum cash reserve requirements at March 31, 2015. The balances maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

Deposits with other banks include Rs. 17,986.8 million (March 31, 2014: Rs. 41,523.2 million) towards deposits, which have maturities greater than 90 days.

5.	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.

Rupees in million

	At March 31, 2015				At March 31, 2014
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value

Held to maturity
Corporate debt securities	102,147.5	5,142.1	(49.4)	107,240.2	94,771.7	2,749.6	(1,550.7)	95,970.6
Government securities	1,039,722.2	20,829.6	(5,836.3)	1,054,715.5	924,589.0	828.4	(43,940.2)	881,477.2
Other securities	300,315.1	16.2	(0.0)	300,331.3	269,366.6	21.9	(6.9)	269,381.6
Total debt securities	1,442,184.8	25,987.9	(5,885.7)	1,462,287.0	1,288,727.3	3,599.9	(45,497.8)	1,246,829.4
Equity securities	563.8	..	..	563.8	567.3	..	..	567.3
Other securities	4,939.0	495.6	(94.5)	5,340.1	3,753.1	110.3	(117.2)	3,746.2
Total	1,447,687.6	26,483.5	(5,980.2)	1,468,190.9	1,293,047.7	3,710.2	(45,615.0)	1,251,142.9

 The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale:

Rupees in million

	At March 31, 2015				At March 31, 2014
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available for sale
Corporate debt securities	130,904.3	1,882.1	(384.8)	132,401.6	117,213.8	2,259.8	(1,909.2)	117,564.4
Government securities	207,816.7	790.1	(187.0)	208,419.8	202,088.1	745.1	(534.8)	202,298.4
Other securities	126,775.6	3,765.5	(493.5)	130,047.6	139,276.7	1,788.9	(829.2)	140,236.4
Total debt securities	465,496.6	6,437.7	(1,065.3)	470,869.0	458,578.6	4,793.8	(3,273.2)	460,099.2
Equity securities	46,898.3	23,767.2	(8,651.5)	62,014.0	38,307.1	12,175.9	(6,999.2)	43,483.8
Other securities	24,461.6	3,636.8	(5,492.9)	22,605.5	32,893.0	3,430.8	(5,941.7)	30,382.1
Total	536,856.5	33,841.7	(15,209.7)	555,488.5	529,778.7	20,400.5	(16,214.1)	533,965.1

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.

Rupees in million

	Year ended March 31,
	2015	2014	2013

Interest	31,219.3	35,837.2	35,520.6
Dividend	1,024.8	1,392.6	3,142.6
Total	32,244.1	37,229.8	38,663.2

Gross realized gain	13,394.5	8,031.0	6,679.1
Gross realized loss	(1,609.1)	(2,680.2)	(1,197.1)
Total	11,785.4	5,350.8	5,482.0

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.

Rupees in million

	Year ended March 31,
	2015	2014	2013

Interest and dividend	18,268.4	15,849.2	16,045.7
Realized gain/(loss) on sale of trading portfolio	6,931.4	1,804.4	3,300.8
Unrealized gain/(loss) on trading portfolio	(230.6)	106.9	98.3
Total	24,969.2	17,760.5	19,444.8

Maturity profile of debt securities

The following table sets forth, a listing of each category of held to maturity debt securities at March 31, 2015, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	8,482.9	8,620.4
One to five years	38,134.6	38,823.2
Five to ten years	32,640.0	33,978.8
Greater than ten years	22,890.0	25,817.8

Total corporate debt securities	102,147.5	107,240.2
Government securities
Less than one year	504.1	504.1
One to five years	266,322.4	266,687.7
Five to ten years	546,602.0	553,929.2
Greater than ten years	226,293.7	233,594.5

Total government securities	1,039,722.2	1,054,715.5
Other securities
Less than one year	137,486.3	137,502.5
One to five years	106,473.0	106,473.1
Five to ten years	56,355.8	56,355.7
Greater than ten years	..	..

Total other securities	300,315.1	300,331.3
Total debt securities classified as held to maturity	1,442,184.8	1,462,287.0

The following table sets forth, a listing of each category of available for sale debt securities at March 31, 2015, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	21,833.6	22,054.6
One to five years	36,983.7	37,111.0
Five to ten years	60,671.8	61,610.6
Greater than ten years	11,415.2	11,625.4

Total corporate debt securities	130,904.3	132,401.6
Government of India securities
Less than one year	136,486.7	136,624.7
One to five years	4,721.8	4,779.1
Five to ten years	46,722.1	47,217.8
Greater than ten years	19,886.1	19,798.2

Total Government of India securities	207,816.7	208,419.8

Other securities
Less than one year	49,512.1	49,637.5
One to five years	41,812.9	42,092.5
Five to ten years	25,150.5	27,368.8
Greater than ten years	10,300.1	10,948.8

Total other securities	126,775.6	130,047.6

Total debt securities classified as available for sale	465,496.6	470,869.0

6.	Repurchase transactions

The Group has undertaken repurchase and reverse repurchase transactions of Government securities during the year. These transactions are generally of a very short tenure and are undertaken with the Reserve Bank of India, banks and other financial institutions as counterparties.

At March 31, 2015, outstanding borrowings under repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 251,681.1 million (March 31, 2014: Rs. 129,274.7 million) and the outstanding lending under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 685.3 million (March 31, 2014: Rs. 4,848.4 million).

During fiscal 2015, average borrowings under repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 158,296.3 million (March 31, 2014: Rs. 146,421.0 million) and average lending under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 14,483.2 million (March 31, 2014: Rs. 9,272.4 million).

7.	Loans

The following table sets forth, for the periods indicated, a listing of loans by category.

Rupees in million

	At March 31,
	2015	2014
Commercial loans	2,745,375.7	2,494,149.9
Term loans	2,009,439.3	1,912,313.8
Working capital facilities[1]	735,936.4	581,836.1
Consumer loans and credit card receivable	1,762,154.0	1,470,783.2
Mortgage loans	1,100,254.6	895,363.4
Other secured loans	532,730.1	479,009.2
Credit cards	41,414.6	36,163.5
Other unsecured loans	87,754.7	60,247.1
Lease financing[2]	..	..
Total gross advances	4,507,529.7	3,964,933.1
Provision for loan losses[3]	(122,628.7)	(91,515.3)
Total net advances	4,384,901.0	3,873,417.8

1.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

2.	Lease financing activity includes leasing and hire purchase.

3.	Excludes provision on performing loans.

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

The Bank’s automobile loan and commercial vehicle loan portfolios are also secured by first liens on the assets financed by the loans. Major factors affecting the performance of the automobile loan portfolio include the nature of the borrowers’ employment, the borrowers’ income levels, the loan-to-value ratios of the loans in the portfolio and the nature of use of the financed vehicles. The Bank’s commercial vehicle loan portfolio risk is largely driven by borrowers’ characteristics, rate of economic activity and fuel price.

Borrowers’ abilities to repay farm equipment loans generally depend on the agriculture in India which, in turn, depends on the timing of monsoons.

Unsecured consumer loan portfolio

The Bank’s unsecured loan portfolio includes personal loans, credit cards and other unsecured loans. General economic conditions and other factors such as changes in unemployment rates, economic growth rates and borrowers’ income levels impact this portfolio.

Maturity profile of loans

The following table sets forth, for the periods indicated, the maturity profile of loans.

Rupees in million

	At March 31,
	2015	2014
Less than one year	1,149,133.7	1,020,877.3
One to five years	2,458,051.6	2,173,044.0
Greater than five years	777,715.7	679,496.5
Total	4,384,901.0	3,873,417.8

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

The following table sets forth, for the periods indicated, a listing of interest income on loans.

Rupees in million

	Year ended March 31,
	2015	2014	2013

Commercial loans[1]	217,525.8	203,640.8	189,402.4
Consumer loans and credit card receivables[2]	163,071.3	133,568.0	106,222.2
Lease financing[3]	..	..	..
Total	380,597.1	337,208.8	295,624.6

1.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

2.	Includes mortgage loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.

3.	Lease financing activity includes leasing and hire purchase.

Standard restructured loans

The Group classifies a loan as a restructured loan where it has made concessionary modifications, which include changes in repayment period, principal amount, repayment installment and reduction in rate of interest, that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. Loan accounts subjected to restructuring are upgraded to the standard category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms and the borrower gets reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. At March 31, 2015, the Group had committed to lend (includes fund-based commitments fungible with non fund-based facilities) Rs. 26,181.1 million (March 31, 2014: Rs. 24,686.1 million) to borrowers who are parties to restructurings.

The following table sets forth, for the periods indicated, a listing of standard restructured loans.

Rupees in million

	At March 31,
	2015	2014
Commercial loans
Term loans	109,410.7	110,114.6
Working capital facilities	21,154.9	23,036.5
Consumer loans
Mortgage loans	63.9	296.7
Other secured loans	157.3	..
Credit cards	..	..
Other unsecured loans	..	..
Lease financing	..	..
Restructured loans, gross	130,786.8	133,447.8
Provision for loan losses	(9,458.1)	(11,235.0)
Restructured loans, net	121,328.7	122,212.8

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

The following table sets forth a listing of non-performing loans including other-than-standard restructured loans.

Rupees in million

	At March 31,
	2015	2014
Commercial loans
Term loans	85,242.7	49,416.7
Working capital loans	61,652.2	40,127.4
Consumer loans
Mortgage loans	8,553.0	7,685.0
Other secured loans	9,656.7	13,978.7
Credit cards	2,054.8	3,427.1
Other unsecured loans	5,239.9	7,877.5
Lease financing	..	..
Non-performing loans, gross	172,399.3	122,512.4
Provision for loan losses	(95,874.4)	(77,914.7)
Non-performing loans, net	76,524.9	44,597.7

Identification of loans as non-performing/impaired is in line with guidelines applicable to respective subsidiaries.

Provision for loan losses

The Bank and its housing finance subsidiary hold specific provisions against non-performing loans and general provision against performing loans as per the requirements of respective regulators. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans held by the Bank are higher than the minimum regulatory requirements. The Bank’s overseas banking subsidiaries maintain allowances for credit losses at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but are not yet identifiable. The Bank makes provision on assets that are restructured/rescheduled in accordance with the applicable Reserve Bank of India guidelines on restructuring of advances by Banks.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on standard restructured loans.

Rupees in million

	Year ended March 31,
	2015	2014	2013

Provision for loan losses at the beginning of the year	11,235.0	5,294.1	4,642.5
Provision for loan losses made during the year	3,989.2	7,171.1	2,045.0
Reduction/write-back of excess provision[1]	(5,766.1)	(1,230.2)	(1,393.4)
Provision for loan losses at the end of the year	9,458.1	11,235.0	5,294.1

1.	Includes provisions on restructured loans which were upgraded to standard assets/downgraded to non-performing assets during the period.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on non-performing loans including other than standard restructured loans.

Rupees in million

	Year ended March 31,
	2015	2014	2013

Provision for loan losses at the beginning of the year	77,914.7	77,663.9	79,334.4
Provision for loan losses made during the year	42,415.6	28,894.5	24,221.9
Write-off/write-back of excess provision	(24,455.9)	(28,643.7)	(25,892.4)
Provision for loan losses at the end of the year	95,874.4	77,914.7	77,663.9

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2015.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	52,328.0	25,586.7	..	..	77,914.7
Add: Provisions for loan losses	37,835.6	4,580.0	..	..	42,415.6
Less: Utilized for write-off of loans	(9,037.9)	(8,609.3)	..	..	(17,647.2)
Less: Write back of excess provisions	(2,002.3)	(4,806.4)	..	..	(6,808.7)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	79,123.4	16,751.0	..	..	95,874.4
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	26,210.5	89.2	..	25,507.1	51,806.8
C. Aggregate provision for loan losses at the end of the year (A) + (B)	105,333.9	16,840.2	..	25,507.1	147,681.2
Ending balance: individually evaluated for impairment	105,333.9	16,840.2	..	..	122,174.1
Ending balance: collectively evaluated for impairment	..	..	..	25,507.1	25,507.1
Ending balance: loans acquired with deteriorated credit quality	..	..	..	..	..

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2014.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	35,022.0	42,641.9	..	..	77,663.9
Add: Provisions for loan losses	21,880.2	7,014.3	..	..	28,894.5
Less: Utilized for write-off of loans	(2,453.9)	(19,584.1)	..	..	(22,038.0)
Less: Write back of excess provisions	(2,120.3)	(4,485.4)	..	..	(6,605.7)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	52,328.0	25,586.7	..	..	77,914.7
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	13,530.0	70.6	..	21,443.8	35,044.4
C. Aggregate provision for loan losses at the end of the year (A) + (B)	65,858.0	25,657.3	..	21,443.8	112,959.1
Ending balance: individually evaluated for impairment	65,858.0	25,657.3	..	..	91,515.3
Ending balance: collectively evaluated for impairment	..	..	..	21,443.8	21,443.8
Ending balance: loans acquired with deteriorated credit quality	..	..	..	..	..

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

The following table sets forth the aging analysis of past due performing loans for the year ended March 31, 2015.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days [2]	Total past due [3]
Commercial loans
Term loans	1,699,018.9	205,571.0	19,274.9	9,009.0	233,854.9
Working capital facilities[4]	643,553.0	29,387.0	1,177.9	2,003.5	32,568.4
Consumer loans
Mortgage loans	1,085,213.4	3,752.7	2,616.2	72.7	6,441.6
Other secured loans	507,671.2	6,617.9	4,820.9	3,645.8	15,084.6
Credit cards	38,763.1	378.7	218.0	..	596.7
Other unsecured loans	81,763.9	317.7	171.5	..	489.2
Lease financing	..	..	..	..	..
Total	4,055,983.5	246,025.0	28,279.4	14,731.0	289,035.4

1.	Loans up to 30 days past due are considered current.

2.	Includes loans guaranteed by government, crop related agriculture loans overdue less than 360 days and other loans assessed not impaired as per guidelines applicable to overseas banking subsidiaries.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

The following table sets forth the aging analysis of past due performing loans for the year ended March 31, 2014.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days [2]	Total past due [3]
Commercial loans
Term loans	1,759,676.6	72,565.1	22,829.9	18,628.2	114,023.2
Working capital facilities[4]	506,760.6	27,412.6	2,711.6	4,408.0	34,532.2
Consumer loans
Mortgage loans	881,422.0	3,627.3	2,413.5	169.7	6,210.5
Other secured loans	463,986.5	4,415.1	3,129.2	1,219.2	8,763.5
Credit cards	32,349.2	286.4	100.8	..	387.2
Other unsecured loans	44,987.5	139.3	71.3	0.5	211.1
Lease financing	..	..	..	..	..
Total	3,689,182.4	108,445.8	31,256.3	24,425.6	164,127.7

1.	Loans up to 30 days past due are considered current.

2.	Includes loans guaranteed by government, crop related agriculture loans overdue less than 360 days and other loans assessed not impaired as per guidelines applicable to overseas banking subsidiaries.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower- level outstanding.

4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

The following table sets forth, the recorded investment in non-performing loans for the year ended March 31, 2015.

Rupees in million

	Total recorded investment in non-performing loans (net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated	Unpaid principal amount
Commercial loans
Term loans	45,314.6	45,314.6	..	85,242.7
Working capital facilities	22,456.9	22,456.9	..	61,652.2
Consumer loans
Mortgage loans	4,499.5	4,499.5	..	8,553.0
Other secured loans	3,650.3	3,650.3	..	9,656.7
Credit cards	186.2	186.2	..	2,054.8
Other unsecured loans	417.4	417.4	..	5,239.9
Lease financing	..	..	..	..
Total	76,524.9	76,524.9	..	172,399.3

The following table sets forth, the recorded investment in non-performing loans for the year ended March 31, 2014.

Rupees in million

	Total recorded investment in non-performing loans (net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated	Unpaid principal amount
Commercial loans
Term loans	27,511.1	27,511.1	..	49,416.7
Working capital facilities	9,705.0	9,705.0	..	40,127.4
Consumer loans
Mortgage loans	3,743.9	3,743.9	..	7,685.0
Other secured loans	3,288.9	3,288.9	..	13,978.7
Credit cards	248.2	248.2	..	3,427.1
Other unsecured loans	100.6	100.6	..	7,877.5
Lease financing	..	..	..	..
Total	44,597.7	44,597.7	..	122,512.4

The Group has a comprehensive framework for monitoring credit quality of its corporate and retail loans based on internal ratings. For majority of the portfolio, the credit rating of every borrower/portfolio is reviewed at least annually. For the purpose of disclosure, the Group has used internal ratings as credit quality indicator.

The following table sets forth, a description of internal rating grades linked to the likelihood of loss associated with each rating grade:

Grade	Definition
(I) Investment grade	Entities/obligations are judged to offer moderate to high safety with regard to timely payment of financial obligations.
AAA, AA+, AA, AA-, 1, 2A-C	Entities/obligations are judged to offer high safety with regard to timely payment of financial obligations.
A+, A, A-, 3A-C	Entities/obligations are judged to offer an adequate degree of safety with regard to timely payment of financial obligations.
BBB+, BBB and BBB-, 4A-C	Entities/obligations are judged to offer moderate safety with regard to timely payment of financial obligations.
(II) Below investment grade (BB and B, D, 5, 6, 7, 8)	Entities/obligations are judged to carry inadequate safety with regard to timely payment of financial obligations.

The following table sets forth, for the period indicated, credit quality indicators of net loans.

Rupees in million

	Year ended March 31, 2015	Year ended March 31, 2014
Rating grades
Investment grade	3,772,248.2	3,377,322.7
AAA, AA+, AA, AA-, 1, 2A-C	1,334,778.0	1,092,268.7
A+, A, A-, 3 A-C	890,039.7	877,698.6
BBB+, BBB and BBB-, 4A-C	1,547,430.5	1,407,355.4
Below investment grade	535,507.0	434,932.7
Unrated	77,145.8	61,162.4
Net loans	4,384,901.0	3,873,417.8

8.	Financial assets transferred during the year to securitization company (SC)/reconstruction company (RC)

The Bank has transferred certain assets to Asset Reconstruction Companies (ARCs) in terms of the guidelines issued by Reserve Bank of India governing such transfer. The Bank transfers its non-performing assets to asset reconstruction companies primarily in exchange for the receipt of securities in the form of pass-through instruments issued by such ARCs, wherein payments to holders of securities are based on the actual realized cash flows from the transferred assets. In accordance with the Reserve Bank of India guidelines till February 26, 2014, the excess provision, if any, was not reversed but was utilized to meet shortfall/loss on account of sale of other financial assets. With effect from February 26, 2014, Reserve Bank of India allowed banks to reverse the excess provision to profit and loss account, in the year in which amounts are received for loans transferred. Further, on March 11, 2015, the Reserve Bank of India has allowed banks to reverse the excess provision, on account of sale on loans prior to February 26, 2014, to profit and loss account. Accordingly, in fiscal 2015, the Bank has reversed the excess provision/reserve of Rs. 1,461.8 million on account of sale of non-performing assets to SC/RC to its profit and loss account which was earlier kept in securitization reserves in accordance with earlier Reserve Bank of India guidelines. For the purpose of the valuation of underlying security receipts issued by underlying trusts managed by ARCs, the security receipts are valued at their respective net asset values as advised by the ARCs.

The following table sets forth, for the periods indicated, the details of the assets transferred.

Rupees in million, except number of accounts

	Year ended March 31,
	2015	2014	2013

Number of accounts[1]	14	2	4
Aggregate value (net of provisions) of accounts sold to SC/RC	3,285.8	1,508.6	82.9
Aggregate consideration	2,480.0	1,776.0	116.5
Additional consideration realized in respect of accounts transferred in earlier years[2]	..	..	..
Aggregate gain/(loss) over net book value	(805.8)	267.4	33.6

1.	Excludes accounts previously written-off.

2.	During the year ended March 31, 2015, ARCs have fully redeemed two security receipts. Net loss during the year ended March 31, 2015 amounted to Rs. 81.3 million (March 31, 2014: Net loss of Rs. 6.2 million).

The Bank sold 14 corporate loans in fiscal 2015, two corporate loans in fiscal 2014 and four corporate loans in fiscal 2013.

9. Details of non-performing assets sold, excluding those sold to SC/RC

The Bank has sold certain non-performing assets in terms of the guidelines issued by Reserve Bank of India on such sale.

The following table sets forth, for the periods indicated, the details of non-performing assets sold, excluding those sold to SC/RC.

Rupees in million, except number of accounts

	Year ended March 31,
	2015	2014	2013
No. of accounts	..	1	2
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	..	..	78.8
Aggregate consideration	..	199.0	100.1
Aggregate gain/(loss) over net book value	..	199.0	21.3

Additionally, an overseas branch of the Bank has sold a loan for a consideration of Rs. 606.3 million on which the Bank recognised a gain of Rs. 411.5 million in fiscal 2015 (March 31, 2014: Nil) which has not been included in the table above.

10.	Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors affect groups of counter-parties whose aggregate credit exposure is material in relation to Group’s total credit exposure. The Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Group is subject to supervision guidelines for consolidated accounts issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure, totaled approximately Rs. 1,294,134.8 million at March 31, 2015 which represents 129.4% of the capital funds (March 31, 2014: Rs. 1,143,850.3 million which represents 119.6% of the capital funds). The single largest exposure (non-bank) at March 31, 2015 was Rs. 127,220.6 million which represents 12.7% of the capital funds (March 31, 2014: Rs. 115,698.7 million which represents 12.1% of the capital funds).

The largest group of companies under the same management control accounted for approximately 32.8% of the capital funds at March 31, 2015 (March 31, 2014: approximately 29.1% of the capital funds).

11.	Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 1,240,752.3 million (includes fund-based commitments fungible with non fund-based facilities) at March 31, 2015 (March 31, 2014: Rs. 1,068,369.9 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

12.	Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. Estimated amounts of contracts remaining to be executed on capital account aggregated to Rs. 5,789.1 million at March 31, 2015 (March 31, 2014: Rs. 6,059.1 million).

13.	Derivatives

ICICI Bank is a major participant in the financial derivatives market. The Bank deals in derivatives for balance sheet management, proprietary trading and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

Dealing in derivatives is carried out by identified groups in the treasury of the Bank based on the purpose of the transaction. Derivative transactions are entered into by the treasury front office. Treasury control and service group conducts an independent check of the transactions entered into by the front office and also undertakes activities such as E-confirmation, settlement, accounting, risk monitoring and reporting and ensures compliance with various internal and regulatory guidelines.

The market making and the proprietary trading activities in derivatives are governed by the Investment Policy and the Derivative Policy of the Bank, which lay down the position limits, stop loss limits as well as other risk limits. The Risk Management Group lays down the methodology for computation and monitoring of risk. The Risk Committee of the Board reviews the Bank’s risk management policies in relation to various risks including Credit and Recovery Policy, Investment Policy, Derivative Policy, Asset Liability Management Policy and Operational Risk Management Policy. The Risk Committee of the Board comprises non-executive directors and the Managing Director and CEO.

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

Hedge derivative transactions are accounted for pursuant to the principles of hedge accounting based on guidelines issued by Reserve Bank of India. Derivatives for market making purpose are marked to market and the resulting gain/loss is recorded in the profit and loss account. The premium on option contracts is accounted for as per Foreign Exchange Dealers Association of India guidelines.

Credit exposure on interest rate and currency derivative transactions (both trading and hedging), other than contracts with an original maturity of less than or equal to 14 days, is computed using the Current Exposure Method according to Reserve Bank of India guidelines, which is arrived at by adding up the positive mark-to-market values and the potential future exposure of these contracts. According to the Reserve Bank of India guidelines, the potential future exposure is determined by multiplying the notional principal amount of each of these contracts (irrespective of whether the mark-to-market value of these contracts is zero, positive or negative value) by the relevant add-on factor, ranging from 0.5% to 15%, according to the type of contract and residual maturity of the instrument. The credit exposure for a single currency floating/floating interest rate swaps and options sold is calculated based on a positive mark-to-market value of these instruments. Credit exposure on unfunded credit derivatives has been computed in accordance with Reserve Bank of India guidelines. Credit exposure on issuer on account of unfunded credit derivatives is computed according to the current exposure method under Basel III framework. In the case of sell protection trades the entire unpaid premia is treated as an exposure on the protection buyer and in case of buy protection trades exposure is reckoned as the sum of the current mark-to-market value, if positive (zero, if mark-to-market value is negative) and the potential future exposure. The potential future exposure is determined by multiplying the notional principal amount of each of these contracts (irrespective of whether the mark-to-market value of these contracts is zero, positive or negative value) by the relevant add-on factor, ranging from 10% to 20%, according to the rating of reference obligation. In case of collateralized buy protection trades, no exposure is reckoned to the extent of collateral available. In case of two completely identical opposite positions in unfunded credit derivatives forming a hedged position no exposure is reckoned against the reference entity. The credit exposure for equity futures and options is computed based on the market value and open quantity of the contracts at the balance sheet date.

Over the counter derivative transactions are covered under International Swaps and Derivatives Association master agreements with the respective counter parties.

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2015.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives[3]	Credit exposure

Interest rate derivatives[1]	3,971,665.8	20,747.3	(21,326.5)	2,999.6	53,186.0
Currency derivatives (including foreign exchange derivatives)[2]	4,008,475.9	67,457.2	(76,621.1)	(4,822.1)	194,442.1
Equity derivatives	247.6	2.1	(3.3)	(354.1)	254.6
Un-funded credit derivatives	..	..	..	16.9	..

1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.

2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

3.	The Bank has additionally recorded a gain of Rs. 404.1 million mainly due to recoveries of credit losses booked in earlier years.

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2014.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives[3]	Credit exposure

Interest rate derivatives[1]	3,130,220.5	29,742.3	(28,521.3)	2,443.6	57,999.1
Currency derivatives (including foreign exchange derivatives)[2]	3,808,386.9	102,162.4	(103,182.9)	(1,258.1)	234,332.1
Equity derivatives	105.4	2.3	..	(22.0)	105.4
Un-funded credit derivatives	..	..	..	50.8	..

1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.

2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

3.	The Bank has additionally recorded a gain of Rs. 208.4 million mainly due to recoveries of credit losses booked in earlier years.

The following table sets forth the details of the notional amounts, marked to market position and credit exposure of hedging derivatives for the year ended March 31, 2015.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives[1]	506,832.4	17,400.0	(702.8)	23,724.6
Currency derivatives (including foreign exchange derivatives)[2]	50,745.8	97.0	(2,595.0)	2,916.5

1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.

2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

The following table sets forth the details of the notional amounts, marked to market position and credit exposure of hedging derivatives for the year ended March 31, 2014.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives[1]	449,022.3	14,875.0	(1,590.4)	21,878.0
Currency derivatives (including foreign exchange derivatives)[2]	46,672.0	1,501.0	(5.7)	5,914.4

1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.

2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

The gains/(losses) on hedged items arising from changes in fair value for the year ended March 31, 2015 and March 31, 2014 amounted to Rs. 1,855.4 million and Rs. 8,091.8 million respectively and gains/(losses) on corresponding hedging instruments arising from changes in fair value during the year ended March 31, 2015 and March 31, 2014 amounted to Rs. (1,141.8) million and Rs. (7,850.7) million respectively.

The Group has also hedged the foreign currency exposure of its net investment in foreign operations through forex forward contracts of a notional amount of Rs. 46,124.3 million at March 31, 2015. The gross positive and negative fair values of these hedging instruments were Rs. 1,754.5 million and Rs. (43.7) million respectively and the credit exposure was Rs. 4,892.7 million at March 31, 2015.

The Group dealt in credit derivative instruments including credit default swaps, credit linked notes, collateralized debt obligations and principal protected structures. The notional principal amount of these credit derivatives outstanding at March 31, 2015, excluding accrued interest of Nil (Nil at March 31, 2014), was Nil in funded instruments (Nil at March 31, 2014) and Nil in non-funded instruments (Nil at March 31, 2014).

The Bank offers deposit products to customers of its offshore branches with structured returns linked to interest, forex, credit or equity benchmarks. The Bank covers these exposures in the inter-bank market. At March 31, 2015, the net open position on this portfolio was Nil (March 31, 2014: Nil) with mark-to-market gain of Rs. 1.4 million (March 31, 2014: Rs. 6.2 million) at that date, which had been accounted through profit and loss account. The fair value amount of such structured returns linked derivatives that were in net liability position at March 31, 2015 was Rs. 102.3 million (March 31, 2014: Rs. 393.3 million). With reference to such instruments, the Bank does not place any collateral with the counterparties. The aggregate amount needed to settle such credit instruments immediately if the credit risk related contingent features were triggered at March 31, 2015 would be Rs. 1,400.0 million (March 31, 2014: Rs. 2,956.8 million).

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

At March 31, 2015, the Group has assessed its contingent tax liability at an aggregate of Rs. 44,897.0 million (March 31, 2014: Rs. 46,883.2 million), mainly pertaining to income tax, service tax and sales tax/ value added tax demands by the Government of India’s tax authorities for past years. The Group has appealed each of these tax demands. Based on consultation with counsel and favorable decisions in the Group’s own or other similar cases as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly has not provided for these tax demands at March 31, 2015. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by the Group.

In the Group’s assessment of sales tax/value added tax aggregating to Rs. 3,949.8 million (March 31, 2014: Rs. 2,915.5 million), the Group has appealed the tax demands and expects a favorable outcome based on opinions from counsels and decisions in own/other cases. Of the total demand, Rs. 2,230.4 million pertains to value added tax on disposal of repossessed assets whereby the Bank has relied on opinion from counsel confirming that the Bank only facilitates the disposal of repossessed assets for recovery of its loan from the borrower and cannot be regarded as a seller of repossessed assets. The other disputed issues mainly pertain to tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank and bullion related matters pertaining to procedural issues like submission of statutory forms.

In the Group’s assessment of service tax aggregating to Rs. 3,884.3 million (March 31, 2014: Rs. 3,062.0 million), the disputed issues mainly pertain to the demands alongwith interest and penalty issued by the service tax authorities. Of the total demand, Rs. 1,537.0 million pertains to life insurance company for levy of service tax on receipt of surrender/foreclosure charges under unit linked insurance plans or life insurance plans, Rs. 925.2 million pertains to venture capital funds mainly in respect of retention of contribution received by the Fund, treated as fees received in lieu of management services rendered by them whereby we are relying on favorable opinion in both cases from counsel, Rs. 959.2 million pertains to the Bank mainly relating to interest charged on liquidity facilities provided to the trusts on securitized loan portfolio, income received from merchant establishments on credit card acquiring transactions prior to May 2006 and disallowance of cenvat credit availed for service tax on insurance premium alongwith penalty thereon and Rs. 226.0 million pertains to venture funds management company limited for wrongful levy of service tax on the income received from investment in venture capital units, by treating the same as performance fees received. The balance amount of Rs. 236.9 million pertains to other Group entities. The Group believes that the tax authorities are not likely to be able to substantiate the above tax demands.

The Group's assessments of income tax and interest tax aggregating to Rs. 37,062.8 million includes appeals filed by the Group or the tax authorities where the Group is relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are detailed below:

Disallowance of expenses to earn tax free income: Rs. 14,393.9 million (March 31, 2014: Rs. 14,096.1 million) mainly relates to whether interest expenses can be attributed to earning tax-exempt income. The Group believes that no interest can be allocated thereto as there are no borrowings earmarked for investments in shares/tax free bonds and the interest free funds are sufficient to cover investments in the underlying tax free securities. The Group relies on the favorable opinion from counsel and favorable appellate decisions in similar cases.

Marked-to-market losses on derivatives: Rs. 5,849.6 million (March 31, 2014: Rs. 11,237.6 million) relates to the disallowance of marked-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Group relies on the favorable opinion from counsel and favorable appellate decisions in similar cases, which had allowed the deduction of marked-to-market losses from business income.

Depreciation on leased assets: Rs. 5,434.3 million (March 31, 2014: Rs. 6,200.0 million) relates to the disallowance of depreciation claims on leased assets by the tax authorities, by treating the lease transactions as loan transactions. The Group relies on favorable opinion from counsel and favorable appellate decisions in Group’s own case and other similar cases.

Taxability under section 41(4A) of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98: Rs. 2,690.2 million (March 31, 2014: Rs. 2,690.2 million): The Group had maintained two special reserve accounts, which includes special reserve created up to assessment year 1997-98. Withdrawals from the account was assessed as taxable by the tax authorities for assessment years 1998-99 to 2000-01. The Group has received favorable orders in respect of the assessment year 1998-99 and 1999-00 but the income tax department has appealed against the favorable orders.

Based on judicial precedents in the Group’s and other cases and upon consultation with tax counsels the management believes that it is more likely than not that the Group’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

The above mentioned contingent liability does not include Rs. 56,151.0 million (March 31, 2014: Rs. 39,852.1 million) considered as remote. Of the total disputed tax demands classified as remote, Rs. 51,219.1 million pertains to the deduction of bad debts and levy of penalties, which are covered by favorable Apex Court decisions in other cases. Therefore it has not been disclosed as a contingent liability. The balance of Rs. 4,931.9 million pertains to disputed tax liability of life insurance company primarily due to non-allowance of set- off of brought forward business loss by the assessing officer against the shareholders income, which has been considered as income from other sources by the tax authorities. This has been classified as remote on the basis of favorable income tax appellate decisions in its own case. The consequence of inquiries initiated by the tax authorities are not quantified, as the Group believes that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities.

15. Litigation

A number of litigation and claims against the Group and its directors are pending in various forums. The claims on the Group mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantially high, actual cost of resolving litigations may be substantially different than the provision held. For cases where unfavorable outcome is deemed to be reasonably possible, it is not possible to make an estimate of the possible loss or range of possible losses due to the nature of the cases as explained above. The total amount of claims against the Group where an unfavorable outcome is deemed probable was Rs. 7,552.1 million and where unfavorable outcome is reasonably possible was Rs. 1,140.1 million at March 31, 2015. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

16. Segmental Information

The following table sets forth, the business segment results for the year ended March 31, 2015 prepared on the basis described in Schedule 18 note 11A.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Revenue	329,911.8	335,025.1	439,668.1	38,097.1	191,367.3	58,804.9	44,731.1	(535,443.1)	902,162.3
	External revenue	156,049.4	265,805.8	153,932.9	35,009.7	191,120.8	57,408.1	42,835.6	..	902,162.3
	Revenue from transfer pricing on external liabilities and other internal revenue	173,862.4	69,219.3	285,735.2	3,087.4	246.5	1,396.8	1,895.5	(535,443.1)	..
2	Segment results	27,242.8	62,240.7	64,687.0	6,672.2	16,343.2	6,907.2	14,634.7	(15,337.5)	183,390.3
3	Unallocated expenses									..
4	Operating profit (2) – (3)									183,390.3
5	Income tax expenses (net)/(net deferred tax credit)									53,967.3
6	Net profit[1] (4) - (5) .									129,423.0
	Other information
7	Segment assets	1,297,275.5	2,612,211.8	2,379,582.6	675,480.1	1,011,969.1	133,360.9	253,632.5	(156,450.2)	8,207,062.3
8	Unallocated assets[2]									53,729.4
9	Total assets (7) + (8)									8,260,791.7
10	Segment liabilities	2,661,620.1	1,038,243.2	2,656,404.7[3]	655,289.4[3]	1,013,545.8[3]	136,564.2[3]	255,574.5[3]	(156,450.2)	8,260,791.7
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									8,260,791.7
13	Capital expenditure	6,109.1	1,110.3	16.4	146.8	2,230.0	2,014.1	356.7	..	11,983.4
14	Depreciation & amortization	5,111.4	1,073.5	12.8	519.5	396.1	536.7	348.6	(16.4)	7,982.2

1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

3.	Includes share capital and reserves and surplus.

The following table sets forth, the business segment results for the year ended March 31, 2014 prepared on the basis described in Schedule 18 note 11A.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Revenue	274,116.0	324,024.8	392,902.4	32,231.1	159,902.0	57,122.0	33,494.9	(478,154.7)	795,638.5
	External revenue	125,653.2	253,854.2	139,516.1	29,234.1	159,773.9	55,835.3	31,771.7	..	795,638.5
	Revenue from transfer pricing on external liabilities and other internal revenue	148,462.8	70,170.6	253,386.3	2,997.0	128.1	1,286.7	1,723.2	(478,154.7)	..
2	Segment results	18,295.2	65,886.3	52,565.0	9,031.5	15,292.4	5,202.4	9,784.2	(13,190.7)	162,866.3
3	Unallocated expenses									..
4	Operating profit (2) – (3)									162,866.3
5	Income tax expenses (net)/(net deferred tax credit)									46,095.1
6	Net profit[1] (4) - (5) .									116,771.2
	Other information
7	Segment assets	991,908.9	2,426,741.3	2,370,923.6	681,783.0	815,256.1	131,928.9	201,135.0	(196,843.6)	7,422,833.2
8	Unallocated assets[2]									54,790.7
9	Total assets (7) + (8)									7,477,623.9
10	Segment liabilities	2,388,971.3	1,048,445.5	2,408,594.4[3]	672,409.6[3]	816,826.0[3]	135,456.3[3]	203,764.4[3]	(196,843.6)	7,477,623.9
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									7,477,623.9
13	Capital expenditure	5,765.3	628.6	18.8	190.5	804.7	347.5	299.9	..	8,055.3
14	Depreciation & amortization	4,357.2	1,044.3	12.5	488.5	468.4	496.9	350.7	(25.8)	7,192.7

1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

3.	Includes share capital and reserves and surplus.

The following table sets forth, the business segment results for the year ended March 31, 2013.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Revenue	225,856.3	313,687.6	355,981.5	28,346.2	173,760.3	50,433.0	29,968.0	(435,988.9)	742,044.0
	External revenue	94,287.7	238,497.2	129,236.4	28,741.6	173,613.9	49,261.1	28,406.1	..	742,044.0
	Revenue from transfer pricing on external liabilities and other internal revenue	131,568.6	75,190.4	226,745.1	(395.4)	146.4	1,171.9	1,561.9	(435,988.9)	..
2	Segment results	9,545.5	66,188.6	36,613.3	6,410.1	15,696.5	2,816.8	7,817.3	(8,920.5)	136,167.6
3	Unallocated expenses									..
4	Operating profit (2) – (3)									136,167.6
5	Income tax expenses (net)/(net deferred tax credit)									34,868.8
6	Net profit[1] (4) - (5) .									101,298.8
	Other information
7	Segment assets	729,750.3	2,269,628.7	2,275,315.5	528,156.9	751,970.8	115,962.4	192,872.7	(182,506.0)	6,681,151.3
8	Unallocated assets[2]									68,679.0
9	Total assets (7) + (8)									6,749,830.3
10	Segment liabilities	2,043,187.5	1,071,994.1	2,244,231.8[3]	504,637.5[3]	753,500.5[3]	118,686.9[3]	196,098.0[3]	(182,506.0)	6,749,830.3
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									6,749,830.3
13	Capital expenditure	4,426.2	1,188.2	10.8	148.6	319.7	380.0	873.9	(187.6)	7,159.8
14	Depreciation & amortization	3,540.8	991.8	18.4	486.6	409.8	488.0	345.2	(25.8)	6,254.8

1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

3.	Includes share capital and reserves and surplus.

The deposits in retail business segment is considerably higher than the advances, resulting in higher segment liabilities as compared to segment assets in retail business segment. During these periods, the Bank focused on select credit segments in the retail banking segment which resulted in growth in advances in retail banking segment. Further, the Bank also pursued a conscious strategy of increasing the share of low cost current account and savings account deposits and re-balancing the funding mix. Accordingly, retail deposits continued to increase during these periods.

17.	Employee Stock Option Scheme

The following table sets forth, a summary of the Bank’s stock options outstanding at March 31, 2015.

	Number of shares	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	140,521,765	183.74	5.90	9,564.5
Add: Granted during the year	32,375,500	259.96
Less: Lapsed during the year, net of re-insurance	1,382,765	235.40
Less: Exercised during the year	23,080,800	150.66
Outstanding at the end of the year	148,433,700	205.02	6.04	16,398.6
Options exercisable	75,938,800	180.80	4.18	10,229.2

The following table sets forth, a summary of the Bank’s stock options outstanding at March 31, 2014.

	Number of shares	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	129,902,265	171.04	6.20	5,174.2
Add: Granted during the year	22,098,250	235.43
Less: Lapsed during the year	4,451,050	192.33
Less: Exercised during the year	7,027,700	106.11
Outstanding at the end of the year	140,521,765	183.74	5.90	9,564.5
Options exercisable	73,041,715	166.70	4.13	6,216.1

Total fair value of options vested for the year ended March 31, 2015, March 31, 2014 and March 31, 2013 was Rs. 2,672.7 million, Rs. 1,267.8 million and Rs. 1,157.0 million respectively.

Total aggregate intrinsic value of options exercised for the year ended March 31, 2015, March 31, 2014 and March 31, 2013 was Rs. 3,712.5 million, Rs. 797.2 million and Rs. 456.4 million respectively.

The total compensation cost related to non-vested awards not yet recognized at March 31, 2015 and March 31, 2014 was Rs. 1,963.8 million and Rs. 2,124.1 million respectively and the weighted-average period over which it is expected to be recognized was 1.97 years and 2.49 years respectively.

The following table sets forth, a summary of stock options exercisable at March 31, 2015.

Range of exercise price (Rupees per share)	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-99.	4,946,000	81.02	2.47	1,159.7
100-199.	55,309,485	177.21	3.64	7,648.7
200-299.	15,683,315	224.91	6.60	1,420.8
300-399	..	..	..	..

The following table sets forth, a summary of stock options exercisable at March 31, 2014.

Range of exercise price (Rupees per share)	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-99.	8,317,815	75.54	2.29	1,466.1
100-199.	56,859,250	172.49	4.00	4,509.7
200-299	7,864,650	221.24	7.04	240.3
300-399	..	..	..	..

The following table sets forth, a summary of Bank’s unvested stock options outstanding at March 31, 2015.

	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2014	67,480,050	105.86
Add: Granted during the year	32,375,500	90.09
Less: Vested during the year.	26,002,200	102.79
Less: Forfeited (unvested) during the year	1,358,450	102.05
Unvested at March 31, 2015	72,494,900	100.00

The following table sets forth, a summary of Bank’s unvested stock options outstanding at March 31, 2014.

	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2013	61,915,350	98.31
Add: Granted during the year	22,098,250	118.59
Less: Vested during the year.	13,648,600	92.89
Less: Forfeited (unvested) during the year	2,884,950	102.67
Unvested at March 31, 2014	67,480,050	105.86

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options.

Year ended March 31,
	2015	2014	2013
Risk-free interest rate	8.36% to 9.10%	7.60% to 9.12%	7.99% to 8.87%
Expected term	2.85 years to 5.87 years	6.35 years	6.35 years
Expected volatility	31.55% to 47.57%	48.70% to 48.96%	48.99% to 49.55%
Expected dividend yield	1.43% to 1.77%	1.70% to 1.96%	1.52% to 1.96%

Risk free interest rates over the expected term of the option are based on the government securities yield in effect at the time of the grant.

The expected term of an option is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option. For periods till March 31, 2014, the Bank had adopted the simplified method of vesting for grants based on Staff Accounting Bulletin 107. From April 1, 2014, expected term of option is estimated based on the historical stock option exercise pattern of the Bank, since this exercise behavior is considered to be representative for future exercise behavior.

Expected volatility during the estimated expected term of the option is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares.

Expected dividends during the estimated expected term of the option are based on recent dividend activity.

18.	Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet, by following the guidance of Regulation S-X.

Rupees in million

	Year ended March 31,
	2015	2014	2013

Interest and dividend income	549,640.0	494,792.5	448,845.9
Interest expense	323,181.5	297,106.1	282,854.1
Net interest income	226,458.5	197,686.4	165,991.8
Provision for loan losses & others	41,234.6	27,373.9	19,234.0
Provision for investments	4,128.9	1,628.8	1,717.7
Net interest income after provision for loan losses and investments	181,095.0	168,683.7	145,040.1
Non-interest income	352,522.4	300,846.1	293,198.1
Non-interest expense	350,227.1	306,663.5	302,070.5
Income before income taxes, minority interest	183,390.3	162,866.3	136,167.7
Income tax expense	53,967.3	46,095.1	34,868.8
Income before minority interest	129,423.0	116,771.2	101,298.9
Less: Minority interest	6,954.3	6,357.5	5,262.7
Net income	122,468.7	110,413.7	96,036.1

	Year ended March 31,
	2015	2014	2013
Earnings per equity share: (Rs.)
Basic	21.17	19.13	16.66
Diluted	20.94	19.03	16.57
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	5,786	5,772	5,765
Diluted	5,842	5,794	5,787

1.	The shareholders of the Bank have approved the sub-division of one equity share of Rs. 10 into five equity shares having a face value of Rs. 2 each. The record date for the sub-division was December 5, 2014. Face value and number of shares have been re-stated and related ratios recomputed for all the previous periods presented to reflect the sub-division.

Rupees in million

	At March 31,
	2015	2014
Assets
Cash and cash equivalents	476,371.7	482,582.3
Investments[1,2]	3,027,616.3	2,676,094.4
Loans, net[1,2]	4,384,901.0	3,873,417.8
Property, plant and equipment[1,2,3]	58,710.0	55,055.6
Goodwill	1,257.0	1,432.3
Deferred tax asset (net)	16,134.8	9,297.8
Interest accrued, outstanding fees and other income	75,727.5	62,963.1
Assets held for sale	877.5	863.6
Other assets	219,195.9	315,916.9

Total assets	8,260,791.7	7,477,623.8

Liabilities
Interest-bearing deposits	3,354,955.8	3,151,480.4
Non-interest bearing deposits	504,596.7	443,646.4
Short-term borrowings and trading liabilities	696,225.8	552,303.5
Long-term debt	1,412,794.2	1,279,617.2
Redeemable preferred stock	3,500.0	3,500.0
Other liabilities	1,416,615.7	1,262,670.3

Total liabilities	7,388,688.2	6,693,217.8

Minority interest	25,058.1	20,107.6
Stockholders’ equity	847,045.4	764,298.4

Total liabilities and stockholders’ equity	8,260,791.7	7,477,623.8

1.	Includes financial securities amounting to Rs. 260,845.0 million and property, plant and equipment amounting to Rs. 289.7 million pledged as security towards short-term borrowings amounting to Rs. 248,654.7 million.

2.	Includes financial securities amounting to Rs. 133,932.1 million and property, plant and equipment amounting to Rs. 193.1 million pledged as security towards long-term borrowings amounting to Rs. 132,667.1 million.

3.	Includes property, plant and equipment amounting to Rs. 23.8 million, pledged in addition to negative lien on book debts as security, towards long-term borrowings amounting to Rs. 18,864.9 million.

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]

Balance at April 1, 2012	11,527.7	23.9	313,975.9	124,151.6	163,085.9
Proceeds from issue of share capital	8.7	..	516.5	..	..
Additions during the year	..	20.9	..	41,412.8	35,083.3
Deductions during the year	..	..	..	(2,121.5)	(61.6)
Balance at March 31, 2013	11,536.4	44.8	314,492.4	163,442.9	198,107.6

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]

Balance at April 1, 2013	11,536.4	44.8	314,492.4	163,442.9	198,107.6
Proceeds from issue of share capital	14.0	..	1,045.4	..	..
Additions during the year	..	20.9	..	44,886.6	47,540.1
Deductions during the year	..	..	..	(14,519.7)[3]	(2,313.0)
Balance at March 31, 2014	11,550.4	65.7	315,537.8	193,809.8	243,334.7

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, investment reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

3.	Includes Rs. 14,192.3 million utilized for creation of deferred tax liability on balance in Special Reserve at March 31, 2013 in accordance with Reserve Bank of India circular dated December 20, 2013.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]

Balance at April 1, 2014	11,550.4	65.7	315,537.8	193,809.8	243,334.7
Proceeds from issue of share capital	46.2	..	3,516.9	..	..
Additions during the year	..	8.7	..	56,819.1	53,325.0
Deductions during the year	..	..	..	(16,135.9)[3,4]	(14,833.0)
Balance at March 31, 2015	11,596.6	74.4	319,054.7	234,493.0	281,826.7

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, investment reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

3.	At March 31, 2015, includes Rs. 9,291.6 million utilised with approval of Reserve Bank of India to provide for outstanding Funded Interest Term Loans related to accounts restructured prior to the issuance of RBI guideline in 2008. See also “Consolidated Financial statements-Schedules to Consolidated Financial Statements-Schedule 18: Notes forming part of the Accounts-14-Provision on Funded Interest Term Loan”.

4.	At March 31, 2015, includes Rs. 704.0 million utilised for creation of deferred tax liability of ICICI Home Finance Company Limited on balance in Special Reserve at March 31, 2014 in accordance with National Housing Board circular dated May 27, 2014.

The following table sets forth, for the periods indicated, the movement in profit and loss account.

Rupees in million

	March 31, 2015	March 31, 2014	March 31, 2013

Balance at the beginning of the year	145,475.6	103,294.6	68,048.8
Additions during the year.	122,468.7	110,413.7	96,036.1
Proposed dividend	(33,900.5)	(30,188.5)	(27,015.2)
Deductions during the year.	(35,765.1)	(38,044.2)	(33,775.1)
Balance at the end of the year..	198,278.7	145,475.6	103,294.6

The cash flow statement is in compliance with the requirements of IAS 7 – Cash Flow Statements.

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statement.

Rupees in million

	Year ended March 31,
	2015	2014	2013

Conversions of loans to shares	6,084.4	3,591.9	1,176.1
Interest paid	321,169.5	287,917.7	284,851.3

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

Investments

The fair values of investments are generally determined based on quoted price or based on discounted cashflows. For certain debt and equity investments that do not trade on established exchanges and for which markets do not exist, estimates of fair value are based upon management’s review of the investee’s financial results, condition and prospects.

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

Borrowings

The fair value of the Group’s debt is estimated by discounting future contractual cash flows using appropriate interest rates and credit spreads. The carrying value of certain other borrowings approximates fair value due to the short-term nature of these borrowings. The borrowings are classified as Level 2 instruments in view of the inputs used like interest rates, yield curves and credit spreads, which are available from public sources like Reuters, Bloomberg and Fixed Income Money Markets & Derivatives Association of India.

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.

Rupees in million

	At March 31, 2015		At March 31, 2014
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Financial assets
Cash and balances with Reserve Bank of India	258,376.7	258,376.7	220,969.3	220,969.3
Balances with banks and money at call and short notice	217,995.0	217,995.0	261,613.0	261,613.0
Investments	3,027,616.3	3,052,489.6	2,676,094.4	2,635,486.9
Advances	4,384,901.0	4,389,633.6	3,873,417.8	3,863,829.3
Other assets	256,533.1	256,533.1	329,443.4	329,443.4
Total	8,145,422.1	8,175,028.0	7,361,537.9	7,311,341.9

Financial liabilities
Interest-bearing deposits	3,354,955.8	3,377,294.7	3,151,480.4	3,169,837.1
Non-interest-bearing deposits	504,596.7	504,596.7	443,646.4	443,646.4
Borrowings[1]	2,112,520.0	2,169,240.4	1,835,420.7	1,858,378.0
Other liabilities and provisions	1,385,502.6	1,385,502.6	1,235,880.3	1,235,880.3
Total	7,357,575.1	7,436,634.4	6,666,427.8	6,707,741.8

1.	Includes preference share capital with a carrying value of Rs. 3,500.0 million (March 31, 2014: Rs. 3,500.0 million).

20.	Differences between Indian GAAP and U.S. GAAP

The consolidated financial statements of the Group are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP.

The following tables summarize the significant adjustments to consolidated net income and stockholders’ equity which would result from the application of U.S. GAAP.

1.	Net income reconciliation

Rupees in million

	Note	Year ended March 31,
		2015	2014	2013
Consolidated profit after tax as per Indian GAAP excluding minority interests[1]		122,468.7	110,413.7	96,036.1

Adjustments on account of:

Allowance for loan losses	(a)	(7,786.5)	(8,720.4)	(1,349.5)

Business combinations	(b)	(680.9)	(776.8)	(1,127.4)

Consolidation	(c)	(3,985.2)	(1,177.9)	1,916.6

Valuation of debt and equity securities	(d)	(2,164.3)	(5,796.8)	2,148.0

Amortization of fees and costs	(e)	10,185.5	6,869.6	9,009.3

Accounting for derivatives	(f)	(2,051.9)	382.1	229.5

Accounting for compensation costs	(g)	(2,741.4)	(2,193.8)	(1,814.6)

Accounting for securitization	(h)	(372.9)	(544.1)	5.2

Deferred tax benefit/(expense)	(i)	11,583.0	5,190.9	(4,001.7)

Others		(7,541.4)	(2,225.5)	..

Total impact of all adjustments		(5,556.0)	(8,992.7)	5,015.4

Net income as per U.S. GAAP attributable to ICICI Bank stockholders		116,912.7	101,421.0	101,051.5
Net income as per U.S. GAAP attributable to non-controlling interests[1]		1,212.7	887.5	541.0
Total net income as per U.S. GAAP		118,125.4	102,308.5	101,592.5

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		21.17	19.13	16.66

U.S. GAAP (consolidated)		20.21	17.57	17.53

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		20.94	19.03	16.57

U.S. GAAP (consolidated)		20.05	17.50	17.44

1.	Profit attributable to minority interests as per Indian GAAP was Rs. 6,954.3 million (March 31, 2014: Rs. 6,357.5 million and March 31, 2013: Rs. 5,262.7 million).

2.	Stockholders’ equity reconciliation

Rupees in million

	Note	At March 31,
		2015	2014

Consolidated net worth as per Indian GAAP excluding minority interests [1]		847,045.4	764,298.5

Adjustments on account of:

Allowance for loan losses	(a)	(13,825.8)	(20,115.3)

Business combinations	(b)	30,152.2	30,833.2

Consolidation	(c)	12,699.3	6,884.7

Valuation of debt and equity securities	(d)	8,555.4	(36,978.3)

Amortization of fees and costs	(e)	(6,551.1)	(14,603.0)

Accounting for derivatives	(f)	670.4	2,722.2

Accounting for compensation costs	(g)	865.1	865.1

Accounting for securitization	(h)	(481.0)	289.1

Deferred taxes	(i)	27,455.0	38,666.2

Others	(j)	(62.2)	(62.2)

Proposed dividend	(k)	31,730.2	29,082.1

Total impact of all adjustments		91,207.5	37,583.8

ICICI Bank stockholders’ equity as per U.S. GAAP		938,252.9	801,882.3
Non-controlling interests[1]		2,415.9	1,480.7
Total equity as per U.S. GAAP		940,668.8	803,363.0

1.	Net worth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 25,058.1 million (March 31, 2014: Rs. 20,107.6 million).

a)	Allowance for loan losses

The differences in the allowance for loan losses between Indian GAAP and U.S. GAAP are primarily on account of:

i.	Difference in the discount rates used for computing allowances created on restructured assets, including allowances on certain loans transferred to asset reconstruction companies not accounted for as a sale under U.S. GAAP.

ii.	Allowances for loan losses created on other impaired loans made in accordance with FASB ASC Topic 450, “Contingencies” and FASB ASC Topic 310, “Receivables” under U.S. GAAP and graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by Reserve Bank of India guidelines under Indian GAAP for the Bank.

iii.	Allowances for credit losses on the performing portfolios based on the estimated probable losses inherent in the portfolio under U.S. GAAP as compared to prescriptive provisioning norms for standard assets as per Reserve Bank of India norms under Indian GAAP for the Bank.

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

In 2008, the RBI issued guidelines on debt restructuring, which also covered the treatment of funded interest in cases of debt restructuring, that is, instances where interest for a certain period is funded by a Funded Interest Term Loan which is then repaid based on a contracted maturity schedule. In line with these guidelines, the Bank has been providing fully for any interest income which is funded through a Funded Interest Term Loan for cases restructured subsequent to the issuance of the guideline. However, during fiscal 2015, RBI required similar treatment of outstanding FITL pertaining to cases restructured prior to the 2008 guidelines which have not yet been repaid. In view of the above, and since this item relates to prior years, under Indian GAAP, the Bank has with the approval of the RBI debited its reserves to fully provide outstanding FITLs that originated prior to the issuance of the guideline. These FITLs relate to pre-2008 restructurings where the borrowers have since been upgraded, and this impact would get reversed as FITLs are repaid as per their contractual maturities. Under US GAAP, the provision on these FITLs had been created based on discounted expected cash flows.

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

As per the guidelines issued by the Reserve Bank of India, additional provision between 0.0%-0.80% is made, from April 1, 2014, on outstanding amounts to entities having unhedged foreign currency exposure. The provision range is based on percentage of likely loss due to unhedged foreign currency exposure to their earnings before interest, depreciation and lease rentals, if any.

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

Rupees in million

Reconciling items	Year ended March 31,
	2015	2014	2013
Differences due to provision on loans classified as troubled debt restructuring under U.S. GAAP (includes cases transferred to asset reconstruction company)	(3,841.8)	14.4	3,913.0

Differences due to provisions on loans classified as other impaired under U.S. GAAP[1]	(2,485.5)	(5,946.3)	(4,982.6)

Differences due to provisions created on performing assets	(1,459.2)	(2,788.5)	(279.9)

Total difference in allowance for loan losses	(7,786.5)	(8,720.4)	(1,349.5)

1.	Includes provision on smaller balance homogeneous loans.

The differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, as described above, result in timing differences in the recognition of such losses.

The aggregate provisions on troubled debt restructured loans and other impaired loans under U.S. GAAP was higher as compared to Indian GAAP, during above periods, primarily due to higher provision on commercial loans under U.S. GAAP as compared to Indian GAAP. The provision on commercial loans under U.S. GAAP was higher as compared to Indian GAAP due to higher additions to non-performing loans during these years.

During fiscal 2014, provision on performing loans under U.S. GAAP increased as compared to Indian GAAP primarily due to increase in overall loan portfolio and credit rating downgrades for certain loans. Further, during fiscal 2015, provisions on performing loans continued to be higher under U.S. GAAP, but provision under Indian GAAP also increased primarily due to additional provision on loans to borrowers having unhedged foreign currency exposure. This resulted in lower incremental provision under U.S. GAAP in fiscal 2015 as compared to fiscal 2014.

The cumulative provisions under U.S. GAAP at March 31, 2015 continue to be higher than the cumulative provisions held under Indian GAAP as shown in the statement of stockholders’ equity reconciliation.

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

During fiscal 2011, ICICI Bank acquired Bank of Rajasthan Limited through exchange of common stock. The acquisition of the Bank of Rajasthan Limited was accounted for under Indian GAAP as per the Reserve Bank of India approved scheme of merger. Under Indian GAAP, the purchase consideration was determined to be Rs. 341.8 million based on the paid-up value of common stock issued. Under U.S. GAAP, the purchase consideration was determined as the fair value of total consideration transferred, based on ASC Topic 805, at Rs. 32,929.6 million. The impact of this, and some other non-significant factors relating to the accounting of business combinations, resulted in an increase in reconciliation differences of Rs. 32,682.7 million in stockholders’ equity reconciliation due to accounting of business combinations for acquisition of Bank of Rajasthan in fiscal 2011. Under U.S. GAAP, goodwill of Rs. 27,120.9 million and definite life intangible assets of Rs. 3,898.0 million have been recorded as per ASC 805. Under Indian GAAP, no goodwill and intangible assets were recognized as per scheme of merger approved by the Reserve Bank of India.

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

Under U.S. GAAP subsequent to the adoption of ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2015.

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

Rupees in million

Reconciling items	Year ended March 31,
	2015	2014	2013
Amortization of intangibles	(490.3)	(848.3)	(961.9)
Others	(190.6)	71.5	(165.5)
Total difference in business combinations	(680.9)	(776.8)	(1,127.4)

c)	Consolidation

The differences on account of consolidation are primarily on account of:

1.	Consolidation of insurance subsidiaries;

2.	Equity affiliates and majority owned subsidiaries; and

3.	Consolidation of variable interest entities.

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

Rupees in million

Reconciling items	Year ended March 31,
	2015	2014	2013
Profit/(loss) as per U.S. GAAP for insurance subsidiaries	19,842.7	19,175.2	20,451.5
Less: Profit/(loss) as per Indian GAAP for insurance subsidiaries	21,700.1	20,769.5	18,016.1
Net reconciliation difference for insurance subsidiaries (1)	(1,857.4)	(1,594.3)	2,435.4
Profit/(loss) from insurance subsidiaries attributable to the Group(2)	(1,362.2)	(1,164.3)	1,788.4
Profit/(loss) from equity affiliates and majority owned subsidiaries	(2,526.4)	(1,609.4)	(1,025.0)
Profit/(loss) on consolidation of variable interest entities and special purpose entities(3)	(96.6)	1,595.8	1,153.2
Total differences in consolidation	(3,985.2)	(1,177.9)	1,916.6

1.	Represents total differences in profit/(loss) between Indian GAAP and U.S. GAAP for life insurance and general insurance subsidiaries, as noted separately below.

2.	Represents the Group’s share of profit/(loss) in “Net reconciliation difference for insurance subsidiaries” and excludes the share of non-controlling interest holders. The Group owns part, not all, of the insurance subsidiaries. As such, only a portion of “Net reconciliation difference for insurance subsidiaries” is attributable to the Group; the rest is attributable to non-controlling interest holders. The share attributable to the Group constitutes the “Profit/(loss) from insurance subsidiaries attributable to the Group.” Reconciling items pertaining to significant differences between Indian GAAP and U.S. GAAP for life insurance subsidiary and for general insurance subsidiary are discussed separately below.

3.	Does not include any amount that is attributable to non-controlling interest holders.

Life insurance subsidiary

The significant differences between Indian GAAP and U.S. GAAP in case of the life insurance subsidiary are primarily on account of :

i) Difference in statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost

Statutory reserve

Reserves under Indian GAAP are held as per the requirements of the Insurance Regulatory and Development Authority of India and the Actuarial Society of India. Accordingly, the reserves are computed using the Gross Premium Method (reserves are computed as the present value of future benefits including future bonuses and the present value of expenses including overheads and are net of the present value of future total premiums, paid by policyholders). Reserves under U.S. GAAP are valued using the Modified Net Premium Method as per the valuation norms prescribed under U.S. GAAP. The liability consists of two parts, namely, policy reserves (comprising benefit reserve and maintenance expense reserve) and deferred premium liability.

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

Amortization of deferred acquisition cost

Under Indian GAAP, acquisition cost is charged to the revenue account in the year in which it is incurred whereas under U.S. GAAP, the same is deferred over the policy term. The deferred acquisition costs are amortized in proportion to premium revenue recognition for traditional insurance products and based on the present value of estimated gross profits (EGP) for unit linked and universal life products as per ASC Topic “Financial Servcies – Insurance”. Accordingly, only certain acquisition costs specified in Accounting Standards Update 2010-26 can be deferred that are related directly to the successful acquisition of new or renewal insurance contracts. The Update also gives guidance on criteria for capitalization of portion of the employee’s total compensation and other costs related directly to the acquired contracts.

ii)	Actuarial reserves on lapsed policies

Under U.S. GAAP, certain actuarial reserves on lapsed policies created in earlier years are released through the profit and loss account. The release of such actuarial reserves has been accounted as funds for future appropriations as a balance sheet item under Indian GAAP in accordance with the instructions received from the Insurance Regulatory and Development Authority of India and is recognized in profit and loss account on expiry of reinstatement period.

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

iv)	Unrealized gain/(loss) on trading portfolio of participating funds

Under Indian GAAP, accounting for investments is in accordance with the guidelines issued by the Insurance Regulatory and Development Authority of India, which do not allow the unrealized gain to be routed through the revenue account except in the case of linked businesses. Under U.S. GAAP, as per the requirements of FASB ASC Topic 320 “Investments-Debt and Equity Securities”, unrealized gain/(loss) on investments classified as held for trading is taken to the revenue account.

v)	Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of:

i)	Tax impact of all U.S. GAAP adjustments.

ii)	Under Indian GAAP, deferred tax assets or liabilities are recognized based on substantively enacted tax rates, whereas under U.S. GAAP, these are recognized on enacted tax rates in force at the balance sheet date.

The following table sets forth, for the periods indicated, the significant differences between Indian GAAP and U.S. GAAP in case of the life insurance subsidiary.

Rupees in million

Reconciling items	Year ended March 31,
	2015	2014	2013
Profit/(loss) as per Indian GAAP	16,343.9	15,655.9	14,958.3
Adjustments on account of
Difference in statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost	(7,119.2)	3,708.6	3,905.9
Actuarial reserves on lapsed policies	(279.4)	(1,304.1)	(3,114.7)
Compensation costs	(80.1)	33.6	22.9
Unrealized gain/(loss) on trading portfolio of participating funds	7,732.5	(1,397.0)	1,577.5
Deferred taxes	(741.7)	(141.1)	(897.5)
Others	(32.8)	(3.0)	(3.0)
Profit/(loss) as per U.S. GAAP	15,823.2	16,552.9	16,449.4

Under U.S. GAAP, unrealized gain/(loss) on trading portfolio of participating funds was Rs. 7,732.5 million in fiscal 2015 as compared to Rs. (1,397.0) million in fiscal 2014 primarily due to improved equity market condition in India during fiscal 2015. Gain on trading portfolio of participating funds in fiscal 2015 resulted in higher liabilities for unallocated policyholders’ surplus in fiscal 2015. Accordingly, in fiscal 2015, liabilities recognised through income statement towards unallocated policyholders’ surplus was higher by Rs. 4,692.6 million under U.S. GAAP as compared to Indian GAAP, whereas in fiscal 2014 liabilities recognised through income statement towards unallocated policyholders’ surplus was lower by Rs. 3,462.8 million under U.S. GAAP as compared to Indian GAAP.

General insurance subsidiary

The significant differences between Indian GAAP and U.S. GAAP in case of the general insurance subsidiary are primarily on account of :

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

ii)	Amortization of deferred acquisition costs

Under Indian GAAP, acquisition cost is charged as expense to the revenue account in the year in which it is incurred whereas under U.S. GAAP the same is capitalized and charged to expense in proportion to premium revenue recognized as ASC Topic 944 “Financial Services-Insurance”. Accordingly, only certain acquisition costs specified in Accounting Standards Update 2010-26 can be deferred that are related directly to the successful acquisition of new or renewal insurance contracts. The Update also gives guidance on criteria for capitalization of portion of the employee’s total compensation, other costs related directly to the acquired contracts.

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

v)	Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of:

i.	Tax impact of all U.S. GAAP adjustments;

ii.	Under Indian GAAP, deferred tax assets or liabilities are recognized based on substantively enacted tax rates, whereas under U.S. GAAP, these are recognized on enacted tax rates in force at the balance sheet date.

iii.	Under Indian GAAP, deferred tax assets on unabsorbed depreciation or carried forward losses are recognized only if there is virtual certainty of realization of such assets, whereas under U.S. GAAP it is recognized based on more-likely-than-not criteria.

vi)	Others

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

Rupees in million

Reconciling items	Year ended March 31,
	2015	2014	2013
Profit as per Indian GAAP	5,356.1	5,113.6	3,057.8
Adjustments on account of
Provision for re-insurance commission	(1,886.1)	(1,419.8)	(1,543.2)
Amortization of deferred acquisition costs	365.5	348.0	503.5
Premium deficiency	-	17.3	1,205.8
Compensation costs	(7.3)	(39.7)	(9.1)
Deferred taxes	229.1	(1,426.7)	(235.1)
Others	(37.8)	29.6	1,022.4
Profit/(Loss) as per U.S. GAAP	4,019.5	2,622.3	4,002.1

Under Indian GAAP, the Group has not consolidated certain entities in which investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall”. Under Indian GAAP, investment in 3i Infotech Limited was not accounted as per equity method based on the severe long-term restrictions on 3i Infotech Limited under restructuring arrangement that impair the ability of 3i Infotech Limited to transfer funds to its investors and the Group’s continued intention to reduce the stake in 3i Infotech Limited below 20% in the future. However, under U.S. GAAP, this entity has been accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investments – Equity Method and Joint Ventures”. The loss pick up for 3i Infotech for the year ended March 31, 2015, March 31, 2014 and March 31, 2013 amounted to Rs. 2,671.6 million, Rs. 1,176.5 million and Rs. 1,423.4 million respectively under U.S. GAAP.

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

Due to these differences in the Bank’s accounting of securitization transactions, the timing of recognition of income and provision for loan losses differ under U.S. GAAP and Indian GAAP. The difference between Indian GAAP and U.S. GAAP on securitization accounting resulted in a gain of Rs. 186.4 million in fiscal 2014 and a loss of Rs. 101.4 million in fiscal 2015 under US GAAP as compared to Indian GAAP.

Further, the Bank has extended loans to overseas entities for secondary market purchase of Foreign Currency Convertible Bonds (FCCBs) issued by Indian companies, in accordance with the contractual terms. These entities are not consolidated under Indian GAAP. Under U.S. GAAP, these entities are consolidated as VIE. The Bank has recorded a loss of Rs. 599.4 million and Rs. 1,327.3 million under U.S. GAAP for the year ended March 31, 2015 and March 31, 2014 respectively due to consolidation of these VIEs. However, under Indian GAAP, the Bank recorded an allowance for loan losses against loans extended to these VIEs , resulting in a net gain of Rs. 4.8 million and Rs. 1,409.4 million for the year ended March 31, 2015 and March 31, 2014 respectively under U.S. GAAP as compared to Indian GAAP.

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

Under Indian GAAP, premium over the face value of fixed rate and floating rate securities under held to maturity category is amortized over the remaining period to maturity on an effective constant yield basis and straight line basis respectively. Any premium over the face value of fixed rate and floating rate investments in government securities classified under available for sale category is amortized over the remaining period to maturity on constant yield basis and straight line basis respectively. Under U.S. GAAP, the income as per interest method is arrived at by amortization/accrual of premium/discount on the face value of debt securities over the remaining period to maturity on an effective interest rate basis.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for valuation of debt and equity securities under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2015	2014	2013
Impact of differences in mark-to-market accounting for held for trading and available for sale securities	1,142.2	(1,535.2)	1,771.9
Other than temporary impairment on AFS securities under U.S. GAAP	(3,759.6)	(2,315.3)	(2,633.9)
Unrealized gain/loss in venture funds recognized in reserve & surplus under Indian GAAP, which is accounted for in net income under U.S. GAAP	(122.4)	(119.9)	91.7
Impact of currency revaluation on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in other comprehensive income under U.S. GAAP	379.1	(2,491.7)	933.8
Others	196.4	665.3	1,984.5
Total	(2,164.3)	(5,796.8)	2,148.0

e)	Amortization of fees and costs

Loan origination fees and costs

Under U.S. GAAP, loan origination fees (net of certain costs) are amortized over the period of the loans as an adjustment to the yield on the loan. However under Indian GAAP, loan origination fees are accounted for upfront. Also under Indian GAAP, loan origination costs, including commissions paid to direct marketing agents, are expensed in the year in which they are incurred.

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

Rupees in million

Reconciling items	Year ended March 31,
	2015	2014	2013
Loan origination fees and costs	8,141.9	6,766.1	6,797.0
Retirement benefit costs	2,350.9	268.0	2,021.8
Amortization of other costs	(307.3)	(164.5)	190.6
Total differences in amortization of fees and costs	10,185.5	6,869.6	9,009.3

The amortization of loan origination fees and costs resulted in higher income under U.S. GAAP as compared to Indian GAAP by Rs. 8,141.9 million in fiscal 2015, by Rs. 6,766.1 million in fiscal 2014 and by Rs. 6,797.0 million in fiscal 2013.

The higher amortization of loan origination fees and costs in fiscal 2015 as compared to fiscal 2014, under U.S. GAAP as compared to Indian GAAP was primarily due to higher direct loan origination costs in consumer loans reflecting an increase in business volume in these loans.

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

FASB ASC Topic 718, “Compensation – stock compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values. Under Indian GAAP, the Group follows the intrinsic value method to account for its stock-based employees’ compensation plans. Compensation cost is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The Group has not recognized deferred tax on employee stock options related compensation cost.

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

The differences in the accounting for deferred taxes are primarily on account of tax impact of all U.S. GAAP adjustments over Indian GAAP; deferred taxes are recognized on undistributed earnings of subsidiaries, branches and affiliates under U.S. GAAP while under Indian GAAP no deferred taxes are recognized on undistributed earnings of subsidiaries, branches and affiliates; and under Indian GAAP, deferred tax assets or liabilities are recognized based on substantively enacted tax rates, whereas under U.S. GAAP, these are recognized on enacted tax rates in force at the balance sheet date.

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits, in order to avail the tax benefits as per the Income Tax Act, 1961. Such tax benefits are refundable if the funds are withdrawn from the Special Reserve in future periods. A deferred tax liability was not being recognized on such Special Reserve as the Group does not intend to ever withdraw from this Reserve and therefore differences between taxable income and accounting income were considered not to be temporary in nature. In fiscal 2014, the Reserve Bank of India advised all banks in India to recognize a deferred tax liability on the amount outstanding in Special Reserve under Indian GAAP. The Reserve Bank of India further permitted banks to recognize such deferred tax liabilities on the Special Reserve outstanding at March 31, 2013 through reserves and the amount transferred to Special Reserve after April 1, 2013 through the income statement. Further, in fiscal 2015, the National Housing Board advised all housing finance companies in India to recognize a deferred tax liability on the amount outstanding in Special Reserve, under Indian GAAP. The National Housing Board further permitted housing finance companies to recognize such deferred tax liabilities on the Special Reserve outstanding at March 31, 2014 through reserves and the amount transferred to Special Reserve after April 1, 2014 through the income statement. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not recognized on Special Reserve based on the Group’s continuing intention to not ever withdraw/utilize such Special Reserve and on an opinion from the legal counsel about non–taxability of such Special Reserve in the scenario of liquidation.

Under Indian GAAP, deferred tax assets on unabsorbed depreciation or carried forward losses are recognized only if there is virtual certainty of realization of such assets, whereas under U.S. GAAP it is recognized based on more-likely-than-not criteria.

The following table sets forth, for the periods indicated, the components of deferred tax in net income reconciliation.

Rupees in million

Reconciling items	Year ended March 31,
	2015	2014	2013
Deferred tax on undistributed earnings of subsidiaries, branches and affiliates	1,877.3	(3,109.8)	(755.3)
Application of enacted tax rates in force at balance sheet date	(257.0)	1,490.8	(1,126.9)
Deferred tax on unabsorbed depreciation or carried forward losses	2,403.2	892.6	395.1
Deferred tax on Special Reserve	3,738.6	3,042.6	..
Tax impact of all U.S. GAAP adjustments over Indian GAAP	3,820.9	2,874.7	(2,514.6)
Total differences in deferred taxes	11,583.0	5,190.9	(4,001.7)

At March 31, 2015, the stockholders’ equity was higher by Rs. 27,455.0 million (March 31, 2014: Rs. 38,666.2 million), under U.S. GAAP as compared to Indian GAAP on account of deferred tax adjustments, of which Rs. (5.7) million was due to deferred tax on undistributed earnings of subsidiaries, branches and affiliates, Rs. 257.0 million was due to enacted tax rates, Rs. 3,709.7 million was due to deferred tax on carried forward losses, Rs. 21,677.5 million was due to deferred tax on Special Reserve and Rs. 1,816.5 million was due to tax impact of other U.S. GAAP adjustments over Indian GAAP (March 31, 2014: Rs. (1,331.5) million, Nil, Rs. 1,306.5 million, Rs. 17,234.9 million and Rs. 21,456.3 million respectively).

The following table sets forth, for the periods indicated, the components of deferred tax in net income reconciliation of our life insurance subsidiary.

Rupees in million

Reconciling items	Year ended March 31,
	2015	2014	2013
Application of enacted tax rates in force at balance sheet date	..	(96.4)	(3.5)
Tax impact of all U.S. GAAP adjustments over Indian GAAP	(741.7)	(44.7)	(894.0)
Total differences in deferred taxes	(741.7)	(141.1)	(897.5)

The following table sets forth, for the periods indicated, the components of deferred tax in net income reconciliation of our general insurance subsidiary.

Rupees in million

Reconciling items	Year ended March 31,
	2015	2014	2013
Application of enacted tax rates in force at balance sheet date	(7.5)	157.1	(12.5)
Deferred tax on unabsorbed depreciation or carried forward losses	(276.8)	(1,597.1)	(814.2)
Tax impact of all U.S. GAAP adjustments over Indian GAAP	513.4	13.3	591.6
Total differences in deferred taxes	229.1	(1,426.7)	(235.1)

j)	Others

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

The following table sets forth the Group’s involvement with consolidated and unconsolidated VIEs in which the Group holds significant variable interests at March 31, 2015.

 Rupees in million

Particulars	Significant investment in unconsolidated VIEs	Investment in consolidated VIEs	Total investment in VIE assets (gross assets)
Funded
Mortgaged backed securitizations	..	8,403.3	8,403.3
Asset backed securitizations	..	..	..
Loans	..	515.7	515.7
Total funded	..	8,919.0	8,919.0
Non-funded
Mortgaged backed securitizations	..	..	..
Asset backed securitizations	..	..	..
Others	..	..	..
Total non-funded	..	..	..
Total	..	8,919.0	8,919.0

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

Rupees in million

Particulars	At March 31, 2015	At March 31, 2014
Cash	47.5	126.8
Investments	477.1	886.4
Loans	5,884.1	6,963.0
Others	0.9	0.9
Total assets	6,409.6	7,977.1
Borrowings	6,012.7	6,324.7
Other liabilities	50.4	23.2
Total liabilities	6,063.1	6,347.9

The Bank invests in pass through certificates of securitization trusts with underlying retail loans originated by other entities. The carrying value of such investments was Rs. 117,111.8 million at March 31, 2015 (March 31, 2014: Rs. 88,199.9 million). The Bank is not the primary beneficiary of these trusts based on its assessment under ASC Subtopic 810-10 - Consolidation – overall. Further, neither was the Bank the transferor of assets to these VIEs, nor was the Bank involved in the design of these VIEs. The maximum exposure to loss from the Bank’s involvement in these trusts is the carrying value of the investments.

b)	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held for trading.

Rupees in million

Debt securities	At March 31, 2015	At March 31, 2014
Government securities	139,045.6	65,128.5
Other debt securities	136,730.3	181,008.0
Total debt securities	275,775.9	246,136.5
Equity shares	3,320.1	554.1
Mutual funds	843.0	739.2
Total	279,939.0	247,429.8

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2015
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	174,350.0	5,130.8	(660.4)	178,820.4
Government securities	1,070,785.8	13,578.7	(4,447.5)	1,079,917.0
Other securities	141,383.0	4,044.1	(2,191.7)	143,235.4
Total debt securities	1,386,518.8	22,753.6	(7,299.6)	1,401,972.8
Equity securities	7,568.4	1,447.7	(283.4)	8,732.7
Other securities	8,748.5	894.2	(396.8)	9,245.9
Total	1,402,835.7	25,095.5	(7,979.8)	1,419,951.4

Rupees in million

	At March 31, 2014
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	167,644.3	4,776.6	(1,888.4)	170,532.5
Government securities	995,709.5	755.1	(35,868.1)	960,596.5
Other securities	156,639.3	2,942.7	(1,814.9)	157,767.1
Total debt securities	1,319,993.1	8,474.4	(39,571.4)	1,288,896.1
Equity securities	3,364.3	1,329.5	(27.7)	4,666.1
Other securities	10,273.3	409.6	(360.7)	10,322.2
Total	1,333,630.7	10,213.5	(39,959.8)	1,303,884.4

The Group’s investments portfolio also contains investments held by its venture capital subsidiaries and investment in non-readily marketable securities and investment in affiliates. The fair value of investments held by the venture capital subsidiaries was Rs. 479.9 million and Rs. 1,071.7 million at March 31, 2015 and March 31, 2014 respectively. Non-readily marketable securities primarily represent securities acquired as a part of project financing activities or conversion of loans in debt restructurings. The investment in non-readily marketable securities and investment in affiliates was Rs. 85,168.6 million and Rs. 66,661.8 million at March 31, 2015 and March 31, 2014 respectively.

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

The Group values the India linked credit derivatives at a combination of market quotes and cash flow discounting using spreads published by Fixed Income Money Markets & Derivatives Association of India corresponding to the domestic ratings of the issuer which is then adjusted with the additional credit spread mark ups depending on the liquidity of such financial instruments. Venture fund units and security receipts are valued at the net asset value received from the funds and the asset reconstruction companies (ARCs). The funds and ARCs make a number of assumptions with regard to various variables to arrive at the net asset values. In case of private equity investments, the inputs used include the valuation multiples for comparable listed companies and adjustments for illiquidity and other factors.

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

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2015 and the level of inputs used to measure those products.

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Investments
Equity securities	10,240.1	260.8	2,031.7	12,532.6
Government debt securities	199,795.0	1,019,167.5	..	1,218,962.5
Corporate debt securities	69,827.4	134,379.7	1,384.2	205,591.3
Mortgage and other asset backed securities	8,413.8	54.9	120,280.0	128,748.7
Funded credit derivatives	..	..	..	..
Others[1]	40,709.4	88,827.8	4,998.0	134,535.2
Total investments	328,985.7	1,242,690.7	128,693.9	1,700,370.3
Derivatives (positive mark-to-market)
Interest rate derivatives[2]	..	37,991.4	155.9	38,147.3
Currency derivatives (including foreign exchange derivatives)[3]	555.6	68,753.1	..	69,308.7
Equity derivatives	2.1	337.8	..	339.9
Un-funded credit derivatives	..	..	18.3	18.3
Total positive mark-to-market	557.7	107,082.3	174.2	107,814.2
Derivatives (negative mark-to-market)
Interest rate derivatives[2]	(17.0)	(21,926.8)	(85.4)	(22,029.2)
Currency derivatives (including foreign exchange derivatives)[3]	(2,028.9)	(77,230.9)	..	(79,259.8)
Equity derivatives	(3.3)	..	..	(3.3)
Un-funded credit derivatives	..	..	(16.9)	(16.9)
Total negative mark-to-market	(2,049.2)	(99,157.7)	(102.3)	(101,309.2)
Borrowing
Bonds	..	(523,287.7)	..	(523,287.7)
Total borrowings	..	(523,287.7)	..	(523,287.7)

1.	Includes primarily certificate of deposits, commercial paper, mutual funds and venture capital units.

2.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

3.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2014 and the level of inputs used to measure those products.

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Investments
Equity securities	5,122.0	..	649.9	5,771.9
Government debt securities	92,665.3	933,059.7	..	1,025,725.0
Corporate debt securities	57,157.1	141,873.1	2,062.4	201,092.6
Mortgage and other asset backed securities	10,318.5	116.7	131,629.3	142,064.5
Funded credit derivatives	..	..	..	..
Others[1]	69,263.3	103,706.2	4,762.4	177,731.9
Total investments	234,526.2	1,178,755.7	139,104.0	1,552,385.9
Derivatives (positive mark-to-market)
Interest rate derivatives[2]	..	44,231.3	441.7	44,673.0
Currency derivatives (including foreign exchange derivatives)[3]	1,789.0	103,355.5	0.0	105,144.5
Equity derivatives	2.3	19.0	..	21.3
Un-funded credit derivatives	..	..	45.2	45.2
Total positive mark-to-market	1,791.3	147,605.8	486.9	149,884.0
Derivatives (negative mark-to-market)
Interest rate derivatives[2]	..	(29,727.6)	(442.6)	(30,170.2)
Currency derivatives (including foreign exchange derivatives)[3]	(1,423.9)	(101,994.3)	..	(103,418.2)
Equity derivatives	..	..	..	..
Un-funded credit derivatives	..	..	(39.0)	(39.0)
Total negative mark-to-market	(1,423.9)	(131,721.9)	(481.6)	(133,627.4)
Borrowing
Bonds	..	(457,301.3)	..	(457,301.3)
Total borrowings	..	(457,301.3)	..	(457,301.3)

1.	Includes primarily certificate of deposits, commercial paper, mutual funds and venture capital units.

2.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

3.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

For certain products, the valuations based solely on market participant quotes/spreads were considered inadequate due to relatively inactive markets and hence alternative valuation methodology has been used. The market for these instruments remains illiquid as on March 31, 2015 and the sole reliability of market quotes remain inadequate as on the reporting date. Bonds which have been identified as illiquid and are valued based on the prices of similar assets or at a weighted average price derived from market quotes and valuation models have been classified as Level 2 or Level 3 instruments based on inputs used in valuation.

Transfers between Levels of the fair value hierarchy

Government securities of Rs. 69,975.5 million, Corporate bonds of Rs. 5,161.1 million, Preference shares of Rs. 1,257.1 million and Equity shares of Rs. 259.5 million were transferred from Level 1 to Level 2 as these securities were valued based on internal valuation using market observable inputs at March 31, 2015 as compared to valuation based on quoted price at March 31, 2014.

Venture capital funds of Rs. 570.3 million were transferred out from level 3 as these investments were accounted as equity affiliates at March 31, 2015.

Cost method equity shares of Rs. 1,226.9 million were transferred to Level 3 as fair value of these securities was determined for impairment provision at March 31, 2015.

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2015.

Rupees in million

Description	Investments
	Equity securities	Corporate debt securities	Mortgage and other asset backed securities	Funded credit derivatives	Others	Total
Beginning balance at April 1, 2014	649.9	2,062.4	131,629.3	..	4,762.4	139,104.0
Total gains or losses (realized/unrealized)
-Included in earnings	(805.6)	(441.0)	36.3	..	(531.5)	(1,741.8)
-Included in other comprehensive income	8.1	14.3	2,912.2	..	485.1	3,419.7
Purchases/additions	1,177.6	302.0	50,123.6	..	1,938.7	53,541.9
Sales	(225.2)	(595.8)	..	..	(1,103.6)	(1,924.6)
Issuances	..	..	1,903.6	..	..	1,903.6
Settlements	..	..	(66,031.6)	..	(3.5)	(66,035.1)
Transfers in Level 3	1,226.9	..	..	..	..	1,226.9
Transfers out of Level 3	..	..	..	..	(570.3)	(570.3)
Foreign currency translation adjustment	..	42.3	(293.4)	..	20.7	(230.4)
Ending balance at March 31, 2015	2,031.7	1,384.2	120,280.0	..	4,998.0	128,693.9

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(808.2)	(551.3)	..	..	(520.0)	(1,879.5)

1.	Includes India-linked asset backed securities.

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2014.

Rupees in million

Description	Investments
	Equity securities	Corporate debt securities	Mortgage and other asset backed securities	Funded credit derivatives	Others	Total
Beginning balance at April 1, 2013	1,968.5	3,531.5	67,690.3	803.5	3,794.3	77,788.1
Total gains or losses (realized/unrealized)
-Included in earnings	(62.7)	(1,788.6)	..	..	65.8	(1,785.5)
-Included in other comprehensive income	(6.1)	27.3	1,222.8	..	2.8	1,246.8
Purchases/additions	150.8	3.6	86,559.1[1]	..	1,405.5	88,119.0
Sales	(0.1)	(31.0)	..	..	(20.8)	(51.9)
Issuances	..	..	1,089.9	..	..	1,089.9
Settlements	(146.8)	..	(24,988.0)	(803.5)	(485.2)	(26,423.5)
Transfers in Level 3	24.0	584.9	..	..	..	608.9
Transfers out of Level 3	(1,277.7)	(620.0)	..	..	..	(1,897.7)
Foreign currency translation adjustment	..	354.7	55.2	..	..	409.9
Ending balance at March 31, 2014	649.9	2,062.4	131,629.3	..	4,762.4	139,104.0

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(62.8)	(1,800.0)	..	..	..	(1,862.8)

1.	Includes India-linked asset backed securities.

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2015.

Rupees in million

Description	Derivatives
	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2014	(0.9)	..	..	6.2	5.3
Total gains or losses(realized/unrealized)
-Included in earnings	69.6	..	..	(7.4)	62.2
-Included in other comprehensive income	..	..	..	..	..
Purchases	..	..	..	..	..
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	1.8	..	..	2.6	4.4
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	..	..	..	..	..
Foreign currency translation adjustment	..	..	..	..	..
Ending balance at March 31, 2015	70.5	..	..	1.4	71.9

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	69.6	..	..	(7.4)	..

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

Rupees in million

	At March 31,
	2015	2014
Description of securities	Fair value	Fair value
Security receipts	619.6	714.7
Venture fund units	4,142.9	3,527.7
Total	4,762.5	4,242.4

d)	Loans

The following table sets forth the recorded investment in restructured loans at March 31, 2015.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	204,332.8	60,946.5	25,672.7	230,005.5
Consumer loans	4,227.2	3,565.4	..	4,227.2
Lease financing	..	..	..	..
Total	208,560.0	64,511.9	25,672.7	234,232.7

The following table sets forth the recorded investment in restructured loans at March 31, 2014.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	210,319.8	44,313.3	29,596.0	239,915.8
Consumer loans	6,693.1	5,556.7	..	6,693.1
Lease financing	..	..	..	..
Total	217,012.9	49,870.0	29,596.0	246,608.9

The following table sets forth the recorded investment in other impaired loans at March 31, 2015.

Rupees in million

	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	137,269.4	51,866.9	99,252.4	236,521.8
Consumer loans	27,451.8	16,636.5	..	27,451.8
Lease financing	..	..	..	..
Total	164,721.2	68,503.4	99,252.4	263,973.6

The following table sets forth the recorded investment in other impaired loans at March 31, 2014.

Rupees in million

	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	132,801.5	41,295.5	36,828.4	169,629.9
Consumer loans	34,304.8	24,482.5	..	34,304.8
Lease financing	..	..	..	..
Total	167,106.3	65,778.0	36,828.4	203,934.7

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2015.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	60,946.5	..	..	60,946.5
Allowance for loan losses: collectively evaluated for impairment	..	3,565.4	..	3,565.4
Total allowance for loan losses	60,946.5	3,565.4	..	64,511.9
Recorded financing receivables
Individually evaluated for impairment	230,005.5	..	..	230,005.5
Collectively evaluated for impairment	..	4,227.2	..	4,227.2
Total recorded financing receivables	230,005.5	4,227.2	..	234,232.7

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2014.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	44,313.3	2.2	..	44,315.5
Allowance for loan losses: collectively evaluated for impairment	..	5,554.5	..	5,554.5
Total allowance for loan losses	44,313.3	5,556.7	..	49,870.0
Recorded financing receivables
Individually evaluated for impairment	239,915.8	124.3	..	240,040.1
Collectively evaluated for impairment	..	6,568.8	..	6,568.8
Total recorded financing receivables	239,915.8	6,693.1	..	246,608.9

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2015.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	51,866.9	2,810.5	..	54,677.4
Allowance for loan losses: collectively evaluated for impairment	23,138.2	16,543.6	..	39,681.8
Total allowance for loan losses	75,005.1	19,354.1	..	94,359.2
Recorded financing receivables
Individually evaluated for impairment	236,521.8	2,944.1	..	239,465.9
Collectively evaluated for impairment	2,220,439.3	1,647,753.1	..	3,868,192.4
Total recorded financing receivables	2,456,961.1	1,650,697.2	..	4,107,658.3

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2014.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	41,295.5	3,638.7	..	44,934.2
Allowance for loan losses: collectively evaluated for impairment	16,783.7	23,856.6	..	40,640.3
Total allowance for loan losses	58,079.2	27,495.3	..	85,574.5
Recorded financing receivables
Individually evaluated for impairment	169,629.8	3,859.4	..	173,489.2
Collectively evaluated for impairment	2,024,710.2	1,369,153.8	..	3,393,864.0
Total recorded financing receivables	2,194,340.0	1,373,013.2	..	3,567,353.2

The following table sets forth loans restructured during the year ended March 31, 2015.

Rupees in million

		Restructured loans involving changes in the amount and/or timing of
Particulars	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Total impact on P&L	Net restructured amount
Commercial loans	49	3,393.9	..	31,686.3	5,775.2	29,305.0
Consumer loans	432	19.8	..	44.7	7.3	57.2
Total	481	3,413.7	..	31,731.0	5,782.5	29,362.2

The following table sets forth loans restructured during the year ended March 31, 2014.

Rupees in million

		Restructured loans involving changes in the amount and/or timing of
Particulars	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Total impact on P&L	Net restructured amount
Commercial loans	39	9,051.8	..	60,518.9	8,517.7	60,999.0
Consumer loans	719	38.5	..	165.1	9.7	193.9
Total	758	9,090.3	..	60,684.0	8,581.4	61,192.9

The following table sets forth restructured loans at March 31, 2015 and 2014, as well as loans that were restructured during a fiscal year and defaulted within the same or next fiscal year:

Rupees in million

Particulars	Balances at March 31, 2015	Payment default during the year ended March 31, 2015[1]	Balances at March 31, 2014	Payment default during the year ended March 31, 2014[1]
Commercial loans	230,005.5	36,669.9	239,915.8	16,759.4
Consumer loans	4,227.2	1.3	6,693.1	22.8
Total	234,232.7	36,671.2	246,608.9	16,782.2

1.	Default is defined as 90 days past due.

e)	Equity affiliates

Under U.S. GAAP, the Group accounts for its ownership interest in ICICI Prudential Life Insurance Company Limited (ICICI Life) and ICICI Lombard General Insurance Company Limited (ICICI General) by the equity method of accounting because of substantive participative rights held by the minority shareholders.

The following tables set forth, for the periods indicated, the summarized U.S. GAAP balance sheets and statements of operations of these entities.

Rupees in million

Balance sheet	At March 31,
	2015		2014
	ICICI Life	ICICI General	ICICI Life	ICICI General

Cash and cash equivalents	12,162.8	826.6	13,466.1	1,059.4
Securities	244,398.2	106,239.9	181,702.3	92,934.5
Assets held to cover linked liabilities	747,752.7	..	602,654.3	..
Other assets	51,933.1	32,660.0	43,147.0	42,278.7

Total assets	1,056,246.8	139,726.5	840,969.7	136,272.6

Provision for linked liabilities	747,752.7	..	602,654.3	..
Other liabilities	230,925.0	109,577.3	180,134.1	113,735.0
Stockholders’ equity	77,569.1	30,149.2	58,181.3	22,537.6

Total liabilities and stockholders’ equity	1,056,246.8	139,726.5	840,969.7	136,272.6

Rupees in million

Statement of income	Year ended March 31,
	2015		2014
	ICICI Life	ICICI General	ICICI Life	ICICI General

Interest income	44,258.5	7,536.5	35,669.5	6,684.5
Interest expense	..	..	..	..
Net interest income	44,258.5	7,536.5	35,669.5	6,684.5
Insurance premium	153,066.2	42,315.5	124,286.5	43,558.7
Other non-interest income	154,800.7	4,289.6	58,240.0	2,669.7
Non-interest expense	(335,560.4)	(48,800.1)	(201,876.4)	(48,775.1)
Income tax (expense)/benefit	(741.8)	(1,322.0)	233.3	(1,515.5)
Income/(loss), net	15,823.2	4,019.5	16,552.9	2,622.3

The following table sets forth, for the periods indicated, retained earnings of 3i Infotech Limited which is accounted for as equity affiliate by the Group.

Rupees in million

	At March 31,
	2015	2014
Retained earnings	(5,244.6)	(2,406.7)
Total retained earnings	(20,836.6)	(9,013.9)
% holding	25.2%	26.7%

The loss pick up for 3i Infotech for the year ended March 31, 2015 and March 31, 2014 amounted to Rs. 2,671.6 million and Rs. 1,176.5 million respectively. The aggregate market value of the investment in shares of 3i Infotech Limited at March 31, 2015 based on quoted market prices was Rs. 881.1 million.

f)	Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under U.S. GAAP.

Rupees in million

		Year ended March 31,
		2015	2014

Goodwill		35,101.4	35,238.4
Accumulated amortization		(54.0)	(54.0)
Goodwill, net	(A)	35,047.4	35,184.4

Customer-related intangibles		10,410.1	10,410.1
Accumulated amortization		(10,174.5)	(9,719.5)
Customer related intangibles, net	(B)	235.6	690.6

Asset management and advisory intangibles	(C)	367.0	367.0
Operating lease		246.9	246.9
Accumulated amortization		(163.5)	(128.2)
Operating lease net	(D)	83.4	118.7
Goodwill and intangible assets, net	(A+B+C+D)	35,733.4	36,360.7

The following table sets forth, for the periods indicated, the changes in goodwill under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2015	2014

Opening balance	35,184.4	35,184.4
Goodwill disposed off during the period	(137.0)	..
Goodwill addition during the period	..	..
Closing balance	35,047.4	35,184.4

The following table sets forth, for the periods indicated, the changes in intangible assets under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2015	2014
Opening balance	809.1	1,657.4
Amortization	(490.3)	(848.3)
Disposal	..	..

Closing balance	318.8	809.1

The following table sets forth, for the periods indicated, the estimated amortization schedule for intangible assets under U.S. GAAP, on a straight line basis, for the next five years.

Rupees in million

Year ending March 31	Amount

2016	182.3
2017	123.6
2018	12.9
Total	318.8

The Group has assigned goodwill to reporting units. The Group tests its goodwill for impairment on annual basis at a reporting unit level. No goodwill impairment was recorded during the year ended March 31, 2015 and March 31, 2014. Fair value of the reporting units was derived by applying comparable companies multiples method. Under this method, fair value of the reporting units are arrived at by multiplying future maintainable profits of the reporting units with the price earnings multiple.

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

In respect of the remaining entities within the Group, the gratuity benefit is provided through annual contributions to a fund administered and managed by LIC and ICICI Prudential Life Insurance Company Limited. Under this scheme, the settlement obligation and contribution to be paid remains with the Group, although LIC and ICICI Prudential Life Insurance Company Limited administer the scheme.

The following table sets forth, for the periods indicated, the funded status of the plans and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2015	2014

Change in benefit obligations
Projected benefit obligations at the beginning of the year	6,149.5	5,820.6
Add: Adjustment for exchange fluctuation on opening obligations	3.1	5.8
Adjusted opening obligations	6,152.6	5,826.4
Service cost	568.3	501.5
Interest cost	589.3	513.8
Acquisition/(Divestitures)	(20.8)	(8.8)
Plan amendments	..	..
Benefits paid	(671.7)	(643.0)
Actuarial (gain)/loss on obligations	570.9	(39.5)
Projected benefit obligations at the end of the year	7,188.6	6,149.5

Change in plan assets
Fair value of plan assets at the beginning of the year	5,895.6	5,682.2
Acquisition/(Divestitures)	(20.8)	(8.8)
Actual return on plan assets	1,065.5	409.7
Employer contributions	590.0	455.5
Benefits paid	(671.7)	(643.0)
Plan assets at the end of the year	6,858.6	5,895.6

Funded status	(330.3)	(254.1)
Amount recognized, net	(330.3)	(254.1)

Accumulated benefit obligation at year-end	4,800.5	3,965.5

The following table sets forth, for the periods indicated, the components of the net gratuity cost.

Rupees in million

	Year ended March 31,
	2015	2014	2013

Service cost	568.3	501.5	382.9
Interest cost	589.3	513.8	491.6
Expected return on assets	(454.5)	(437.3)	(390.1)
Amortization of transition asset/liability	..	..	..
Amortization of prior service cost	11.8	11.8	14.4
Amortized actuarial (gain)/loss	(6.4)	3.7	(38.6)
Acquisition and divesture (gain)/loss	..	..	..
Exchange gain/(loss)	3.1	5.8	..
Gratuity cost, net	711.6	599.3	460.2

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government bond rates with a premium added to reflect the additional risk for AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2015	2014	2013

Discount rate	9.5%	8.8%	9.4%
Rate of increase in the compensation levels	7.1%	7.1%	7.1%
Rate of return on plan assets	8.0%	8.0%	8.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2015	2014

Discount rate	8.5%	9.5%
Rate of increase in the compensation levels	7.1%	7.1%

Plan assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years on the type of investments prescribed as per statutory pattern of investment.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.

Rupees in million

	At March 31,
	2015	2014

Assets category
Investment in schemes of ICICI Prudential Life Insurance Company Limited
Group balance fund[1]	5,515.9	4,720.8
Group growth fund[2]	118.1	45.3
Group debt fund[3]	29.2	..
Group short-term fund[4]	3.4	2.8
Total investment in schemes of ICICI Prudential Life Insurance Company Limited	5,666.6	4,768.9
Investment in scheme of Life Insurance Corporation of India	707.1	630.7
Total assets managed by external entities	6,373.7	5,399.6
Special deposit with central government	291.2	291.1
Government debt securities	59.3	58.9
Corporate debt securities	119.1	115.3
Balance with banks and others	15.3	30.7
Total	6,858.6	5,895.6

1.	Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions. At March 31, 2015, investment, in government securities, corporate bonds, equity and fixed deposits were 46.9%, 19.7%, 15.3% and 14.0% respectively.

2.	Objective of the scheme is to provide long-term capital appreciation through investments primarily in equity and equity-related instruments with a maximum investment of 60.0% in equity and equity-related securities and balance in debt. At March 31, 2015, investment in equity, government securities and corporate bonds was 55.3%, 27.0% and 14.6% respectively.

3.	Objective of the scheme is to provide accumulation of income through investment primarily in various fixed income securities. The scheme provides capital appreciation while maintaining a suitable balance between return, safety and liquidity. The fund invests in debt and money market instruments. At March 31, 2015, investment in government securities and corporate bonds were 63.7% and 30.4% respectively.

4.	Objective of the scheme is to provide suitable returns through investments primarily in low risk investment in debt and money market instruments while attempting to protect the capital deployed in the fund. The fund primarily invests in debt with a maturity of less than 5 years and money market instruments. At March 31, 2015, investment in government securities, fixed deposits and corporate bonds were 47.0%, 34.8% and 11.4% respectively.

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

Description	Target asset allocation at March 31, 2016	Target asset allocation at March 31, 2015
Funds managed by external entities	94%	92%
Special deposit with central government	4%	5%
Debt securities	2%	3%
Balance with banks	0%	0%
Total	100%	100%

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

The plan assets are mainly invested in various gratuity schemes of the insurance companies to limit the impact of individual investment. The Group’s entire investment of plan assets is in India and 82.6% of investment is in various gratuity schemes of ICICI Prudential Life Insurance Company Limited. Insurers managing the plan assets of the Group consider operational risk, performance risk, credit risk and equity risk in their investment policy as part of their risk management practices.

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount

Expected Group contributions to the fund during the year ending March 31, 2016	595.0
Expected benefit payments from the fund during year ending March 31,
2016	1,203.0
2017	1,052.5
2018	1,206.2
2019	1,198.8
2020	1,245.5
Thereafter upto 10 years	5,614.6

The expected benefits are based on the same assumptions as used to measure the Group’s benefit obligation at March 31, 2015.

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

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2015	2014
Change in benefit obligations
Projected benefit obligations at beginning of the year	9,596.6	9,407.1
Service cost	204.5	216.9
Interest cost	934.0	823.6
Liability extinguished on settlement	(1,381.1)	(2,012.8)
Benefits paid	(164.9)	(242.3)
Actuarial (gain)/loss on obligations	3,074.0	1,404.1

Projected benefit obligations at the end of the year	12,263.1	9,596.6

Change in plan assets
Fair value of plan assets at beginning of the year	9,018.8	9,526.8
Actual return on plan assets	848.0	742.9
Assets distributed on settlement	(1,534.6)	(2,236.4)
Employer contributions	1,936.1	1,227.8
Benefits paid	(164.9)	(242.3)
Plan assets at the end of the year	10,103.4	9,018.8

Funded status	(2,159.7)	(577.8)

Net amount recognized	(2,159.7)	(577.8)

Accumulated benefit obligation at year end	10,748.5	8,220.1

The following table sets forth, for the periods indicated, the components of the net pension cost.

Rupees in million

	Year ended March 31,
	2015	2014	2013

Service cost	204.5	216.9	218.9
Interest cost	934.0	823.6	779.1
Expected return on assets	(743.8)	(772.0)	(728.4)
Curtailment and settlement (gain)/loss	153.5	223.6	217.7
Actuarial (gain)/loss	754.2	549.8	285.0

Net pension cost	1,302.4	1,041.9	772.3

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2015	2014	2013

Discount rate	9.8%	8.8%	9.3%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%	1.5%
On dearness relief	7.0%	7.0%	7.0%
Rate of return on plan assets	8.0%	8.0%	8.0%
Pension increases (applicable on basic pension)	7.0%	7.0%	7.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31
	2015	2014

Discount rate	8.5%	9.8%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%
On dearness relief	7.0%	7.0%
Pension increases (applicable on basic pension)	7.0%	7.0%

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

Rupees in million

Asset category	Fair value at March 31, 2015	Fair value at March 31, 2014	Target asset allocation at March 31, 2016	Target asset allocation at March 31, 2015
Government debt securities	719.0	676.0	6%	7%
Corporate debt securities	820.5	811.7	6%	8%
Balance with banks and others	128.0	328.0	1%	3%
Group Suraksha Scheme of ICICI Prudential Life Insurance Company Limited[1]	8,435.9	7,203.1	87%	82%
Total	10,103.4	9,018.8	100%	100.0%

1.	At March 31, 2015, investment in government securities and corporate bonds were 46.7% and 53.3% respectively.

The inputs to valuation of the government and corporate securities are derived using Level 2 inputs. The value of the plan assets in funds managed by ICICI Prudential Life Insurance Company Limited has been arrived at based on the net asset value per unit of individual schemes, which are considered as Level 2 input.

The plan assets are maintained through a fund administered and managed by a Board of Trustees for existing employees and by ICICI Prudential Life Insurance Company Limited for retired employees. The investment strategies for the plan assets are targeted towards investment in a prudent manner and to produce a return that, when combined with the Group’s contribution to the funds will maintain the fund’s ability to meet all required benefit obligations.

The plan assets of the Group are mainly of invested in schemes of ICICI Prudential Life Insurance Company Limited, government and corporate securities. The Group’s entire investment of plan assets are in India and 83.5% of the investments is in the scheme of ICICI Prudential Life Insurance Company Limited. Insurers managing the plan assets of the Group consider operational risk, performance risk, credit risk and equity risk in their investment policy as part of their risk management practices. Further, the risk is sought to be reduced by investing in government securities or relatively low risk securities.

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount
Expected Group contributions to the fund during the year ending March 31, 2016	3,000.0
Expected benefit payments from the fund during the year ending March 31,
2016	635.4
2017	833.5
2018	952.0
2019	1,145.0
2020	1,110.5
Thereafter upto 10 years	5,256.1

The expected benefits are based on the same assumption as used to measure the Group’s benefit obligation at March 31, 2015.

Superannuation

Superannuation is a defined contribution plan under which the Group contributes annually a sum equivalent to 15.0% of certain employee’s eligible annual salary based on the option exercised by the employees, either to LIC or ICICI Prudential Life Insurance Company Limited, the managers of the fund, who undertake to pay the lump sum and annuity payments pursuant to the scheme. The Group contributed, Rs. 114.1 million, Rs. 123.1 million and Rs. 105.4 million to the employees’ superannuation plan for the year ended March 31, 2015, March 31, 2014 and March 31, 2013 respectively.

Provident fund

In accordance with Indian regulations, employees of the Group (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund. The Group contributes to fund set up by the Group and administered by a Board of Trustees. The Group has contributed Rs. 1,708.4 million, Rs. 1,599.2 million and Rs. 1,414.4 million to the employees’ provident fund for the year ended March 31, 2015, March 31, 2014 and March 31, 2013 respectively, which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

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

The following table sets forth, for the periods indicated, the computation of earnings per share as per U.S. GAAP.

Rupees in million, except per share data

	Year ended March 31,
	2015		2014		2013

	Basic	diluted	Basic	Diluted	Basic	Diluted
Earnings
Net income attributable to ICICI Bank stockholders (before dilutive impact)	116,912.7	116,912.7	101,421.0	101,421.0	101,051.5	101,051.5
Contingent issuances of subsidiaries/equity affiliates	..	(109.5)	..	(125.4)	..	(185.0)

	116,912.7	116,803.2	101,421.0	101,295.6	101,051.5	100,866.5
Common stock
Weighted-average common stock outstanding	5,785.7	5,785.7	5,771.5	5,771.5	5,765.5	5,765.5
Dilutive effect of employee stock options .	..	40.2	..	18.0	..	17.0

Total	5,785.7	5,825.9	5,771.5	5,789.5	5,765.5	5,782.5

Earnings per share
Net income (Rs.).	20.21	20.05	17.57	17.50	17.53	17.44

i)	Income taxes

Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

Rupees in million

	At March 31,
	2015	2014

Deferred tax assets
Allowance for loan losses	44,063.4	36,363.0
Available for sale securities	..	14,034.1
Investments in trading securities	155.6	320.7
Unearned income	2,589.9	5,384.8
Business/capital loss carry forwards	4,105.3	1,705.1
Investments in subsidiaries and affiliates	5,032.0	6,307.6
Others	1,309.1	1,116.9
	57,255.3	65,232.2
Valuation allowance	(346.0)	(349.0)
Total deferred tax asset	56,909.3	64,883.2
Deferred tax liabilities
Available for sale securities	(1,165.0)	(156.7)
Property and equipment	(6,682.1)	(6,660.4)
Investments in subsidiaries, branches and affiliates	(5,037.7)	(7,639.1)
Intangibles	(99.4)	(266.0)
Long-term debt	(170.4)	(274.9)
Others	(732.7)	(1,822.8)

Total deferred tax liability	(13,887.3)	(16,819.9)

Net deferred tax asset	43,022.0	48,063.3

1.	At March 31, 2015, the Company has not recognized a deferred tax liability of approximately Rs. 3,420.6 million on foreign currency translation reserves pertaining to retained earnings of Rs. 10,063.7 million of its foreign branches since these earnings are intended to be reinvested indefinitely and tax liability will arise only on repatriation. A deferred tax liability will be recognized if the Bank can no longer demonstrate that it plans to indefinitely reinvest the retained earnings.

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of those deductible differences, net of the existing valuation allowances at March 31, 2014 and 2015. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory tax rate was 33.99%, 33.99% and 32.45% for the year ended March 31, 2015, 2014 and 2013 respectively including surcharge and education cess.

Reconciliation of tax rates

The following table sets forth, for the periods indicated, reconciliation of expected income taxes at statutory income tax rate to income tax expense/(benefit).

Rupees in million

	Year ended March 31,
	2015	2014	2013
Income/(loss) before income taxes including non-controlling interest from operations
In India	140,383.6	119,303.5	118,930.0
Outside India	18,516.9	24,079.0	20,905.4
Total	158,900.5	143,382.5	139,835.4

Statutory tax rate	33.99%	33.99%	32.45%
Income tax expense/(benefit) at the statutory tax rate	54,010.3	48,735.7	45,369.6
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions	(3,817.5)	(3,128.1)	(2,549.9)
Exempt interest and dividend income	(3,633.0)	(2,777.4)	(680.9)
Income charged at rates other than statutory tax rate	(6,055.6)	(5,013.5)	(5,049.2)
Changes in the statutory tax rate	(15.9)	(1,551.1)	23.3
Expenses disallowed for tax purposes	2,297.5	1,112.4	1,897.9
Tax on undistributed earnings of subsidiaries, branches and affiliates	(1,581.2)	3,817.3	(329.7)
Change in valuation allowance	(3.0)	31.9	69.8
Tax adjustments in respect of prior year tax assessments	(291.1)	(7.4)	(18.9)
Others	(135.5)	(145.8)	(489.1)

Income tax expense/(benefit) reported[1]	40,775.0	41,074.0	38,242.9

1.

Includes current taxes for foreign operations of Rs. 1,716.9 million, Rs. 2,322.1 million and Rs. 3,243.4 million and deferred tax (expense)/benefit for foreign operations of Rs. 243.9 million, Rs. 197.9 million and Rs. (274.4) million for the year ended March 31, 2015, 2014 and 2013 respectively.

At March 31, 2015, total business loss carried forward pertaining to the Group’s subsidiaries is Rs. 768.3 million with expiration dates as follows: March 31, 2027: Rs. 5.6 million, March 31, 2028: Rs. 292.1 million, March 31, 2029: Rs. 220.0 million, March 31, 2030: Rs. 59.4 million, March 31, 2031: Rs. 139.3 million, March 31, 2033: Rs. 50.2 million, March 31, 2034: Rs. 1.0 million and March 31, 2035: Rs. 0.7 million.

At March 31, 2015, total capital loss carry forwards pertaining to the Bank is Rs. 16,590.0 million with expiration dates as follows: March 31, 2020: Rs. 231.6 million, March 31, 2021: Rs. 2,933.3 million, March 31, 2022: Rs. 147.4 million and March 31, 2023: Rs. 13,277.7 million.

Accounting for uncertainty in income taxes

The Group has a policy to include interest and penalties on income taxes, if any, within interest expense or income and income tax expense respectively. However, no interest expense has been recognized in view of the adequate taxes paid by the Group in respect of unrecognized tax benefits. No penalties have been accrued as of March 31, 2015, as the Group believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

The Group has recognized income with respect to interest accrued or received on tax refunds due to the group against favourable orders received from tax authorities amounting to Rs. 2,735.7 million, Rs. 1,941.8 million and Rs. 2,580.6 million during the year ended March 31, 2015, 2014 and 2013 respectively. Further, the Group does not recognize the interest income accrued on advance income taxes paid against various income tax matters until the related matter is resolved with the taxing authority. Unrecognized interest on such advance income taxes paid is Rs. 11,460.3 million and Rs. 11,873.4 million at March 31, 2015 and 2014 respectively.

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.

Rupees in million

	Year ended March 31,
	2015	2014	2013

Beginning balance	22,498.8	16,415.5	10,202.3
Increases related to prior year tax positions	..	3,515.4	4,567.2
Increases related to current year tax positions	2,988.1	2,567.9	1,646.0
Ending balance	25,486.9	22,498.8	16,415.5

Other than Rs. 1,662.2 million for the year ended March 31, 2015, the Group’s total unrecognized tax benefits, if recognized, would reduce the tax provisions and thereby would affect the Group’s effective tax rate.

The Group’s major tax jurisdiction is India and the assessments are not yet completed for fiscal year 2012 and onwards. However, appeals filed by the Company are pending with various local tax authorities in India from fiscal years 1993 onwards.

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

The following table sets forth, the fair value of the investments in equity and debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2015.

Rupees in million

Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	16,761.7	(555.8)	6,625.9	(104.6)	23,387.6	(660.4)
Government securities	30,122.8	(121.8)	235,586.4	(4,325.7)	265,709.2	(4,447.5)
Other securities	20,722.2	(356.3)	12,910.1	(2,167.8)	33,632.3	(2,524.1)
Total debt securities..	67,606.7	(1,033.9)	255,122.4	(6,598.1)	322,729.1	(7,632.0)
Marketable equity securities	2,399.8	(283.3)	119.9	(63.3)	2,519.7	(346.6)
Other securities	2.3	(1.2)	..	..	2.3	(1.2)
Total	70,008.8	(1,318.4)	255,242.3	(6,661.4)	325,251.1	(7,979.8)

The following table sets forth, the fair value of the investments in equity and debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2014.

Rupees in million

Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	43,912.3	(1,403.2)	10,434.1	(485.2)	54,346.4	(1,888.4)
Government securities	496,602.7	(19,027.5)	307,483.5	(16,840.5)	804,086.2	(35,868.0)
Other securities	63,839.1	(491.1)	20,910.8	(1,684.5)	84,749.9	(2,175.6)
Total debt securities	604,354.1	(20,921.8)	338,828.4	(19,010.2)	943,182.5	(39,932.0)
Marketable equity securities	273.7	(26.0)	3.0	(1.7)	276.7	(27.7)
Other securities	..	..	..	..	..	..
Total	604,627.8	(20,947.8)	338,831.4	(19,011.9)	943,459.2	(39,959.7)

The following table sets forth, the total other than temporary impairment recognized on debt securities during the year ended March 31, 2015.

Rupees in million

Description of securities	Other than temporary impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
	Total other than temporary impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net other than temporary impairment losses recognized in earnings	Losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Corporate debt securities	717.2	..	717.2	226.0	943.2
Government securities	..	..	..	149.1	149.1
Other securities
Preference shares	76.4	..	76.4	..	76.4
Others	142.8	..	142.8	4.2	147.0
Total other securities	219.2	..	219.2	4.2	223.4
Total	936.4	..	936.4	379.3	1315.7

The following table sets forth, the total other than temporary impairment recognized on debt securities during the year ended March 31, 2014.

Rupees in million

Description of securities	Other than temporary impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
	Total other than temporary impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net other than temporary impairment losses recognized in earnings	Losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Corporate debt securities	1,730.7	..	1,730.7	12.2	1,742.9
Government securities	..	..	..	302.2	302.2
Other securities
Preference shares	597.9	..	597.9	..	597.9
Others	331.8	..	331.8	..	331.8
Total other securities	929.7	..	929.7	..	929.7
Total	2,660.4	..	2,660.4	314.4	2,974.8

The following table sets forth, a 12 month roll forward of cumulative other than temporary impairment credit loss recognized in earnings for AFS debt securities held at March 31, 2015.

Rupees in million

	Balance at March 31, 2014	Credit impairments in earnings on securities not previously impaired	Credit impairments recognized in earnings on securities that have been previously impaired	Reduction due to sales or maturity of credit impaired securities	Reduction of credit losses earlier recognized in earnings which the group intends to sell	Balance at March 31, 2015
Corporate debt securities	2,352.5	706.9	10.3	340.6	..	2,729.1
Preference shares	3,061.6	..	76.4	195.6	..	2,942.4
Other securities	431.3	..	142.9	16.8	..	557.4
Total	5,845.4	706.9	229.6	553.0	..	6,228.9

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

•	For the debt securities, the Group has assessed that the securities in an unrealized loss position have not been identified for sale and it is not more likely than not that the Group will be required to sell the securities before recovery of its amortized cost basis less any current period credit loss.

•	The diminution in the value of marketable equity securities and other securities is not considered as other than temporarily impaired at March 31, 2015 after considering the factors like projects under implementation, strategic nature of investments and the entity’s proposed capacity expansion for improving the marketability of the product, increasing sale trend, cash flows. Based on the evaluation and the company’s ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Group does not consider these to be other than temporarily impaired at March 31, 2015.

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

At March 31, 2015, the Group holds cost method investments amounting Rs. 85,168.6 million. The fair value for such securities has not been estimated in the absence of changes in circumstances that have a significant adverse effect on the fair value of the investments.

k)	Comprehensive income

The following table sets forth, for the periods indicated, details of comprehensive income.

Rupees in million

	Year ended March 31,
	2015	2014	2013

Net income/(loss) (net of tax) excluding non-controlling interest	116,912.7	101,421.0	101,051.5
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)[1]	40,849.6	(20,746.8)	17,685.9
Translation adjustments[2]	4,837.4	8,964.7	5,387.2
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)[3]	(1,408.3)	(491.7)	(1,379.1)

Comprehensive income attributable to ICICI Bank stockholders	161,191.4	89,147.2	122,745.5

Comprehensive income attributable to non-controlling interests	1,249.1	898.0	540.5
Total comprehensive income	162,440.5	90,045.2	123,286.0

1.	Net of tax effect of Rs. (19,448.2) million, Rs. 11,048.2 million and Rs. (7,949.3) million for the year ended March 31, 2015, March 31, 2014 and March 31, 2013 respectively.

2.	Net of tax effect of Rs. (157.7) million, Rs. (2,292.1) million and Rs. (361.8) million for the year ended March 31, 2015, March 31, 2014 and March 31, 2013 respectively.

3.	Net of tax effect of Rs. 725.2 million, Rs. 368.3 million and Rs. 662.3 million for the year ended March 31, 2015, March 31, 2014 and March 31, 2013 respectively.

l)	Guarantees

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

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2015 amounted to Rs. 7,289.2 million (March 31, 2014: Rs. 7,260.4 million).

The following table sets forth, the details of guarantees outstanding at March 31, 2015.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee

	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	273,976.1	132,340.5	42,001.6	12,943.5	461,261.7
Performance guarantees.	353,964.7	162,352.8	74,882.9	19,880.1	611,080.5

Total guarantees	627,940.8	294,693.3	116,884.5	32,823.6	1,072,342.2

The Group has collateral available to reimburse potential losses on its guarantees. At March 31, 2015, margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 68,469.2 million (March 31, 2014: Rs. 53,292.1 million). Other property or security may also be available to the Group to cover losses under these guarantees.

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

22. Regulatory matters

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2015 was Rs. 817,203.7 million (March 31, 2014: Rs. 806,035.1 million), and the Bank complied with the requirement throughout the year.

Capital Adequacy

The Bank was subject to Basel II capital adequacy guidelines stipulated by the Reserve Bank of India till March 31, 2013.

During fiscal 2013, the Reserve Bank of India issued final Basel III guidelines, applicable with effect from April 1, 2013 in a phased manner through till March 31, 2019. At March 31, 2015, the bank is required to maintain minimum Common Equity Tier-1 (CET1) capital ratio of 5.50%, minimum Tier-1 capital ratio of 7.00% and minimum total capital ratio of 9.00%. Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the bank follows Standardized approach for measurement of credit risk, Standardized Duration method for measurement of market risk and Basic Indicator approach for measurement of operational risk.

The total capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines on Basel III at March 31, 2015 is 17.02% (March 31, 2014 17.70%). These are based on unconsolidated financial statements as per Indian GAAP.

For and on behalf of Board of Directors

/s/ Chanda Kochhar Managing Director & CEO	/s/ N. S. Kannan Executive Director

/s/ Rakesh Jha Chief Financial Officer	/s/ P. Sanker Senior General Manager (Legal) & Company Secretary

Place: Mumbai

Date: July 24, 2015