Form 20-F
period 2016-03-31
ICICI BANK LTD
filed 2016-08-01
CIK 1103838

As filed with the Securities and Exchange Commission on August 1, 2016

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2016.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

[None]

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2016 was 5,814,768,430.

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

Yes ☒             No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Website, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

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

Yes ☐             No ☒

table of contents

i

Cross Reference Sheet

Form 20-F	Item Number and Caption	Location

Part – I
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information	Selected Consolidated Financial and Operating Data	117
		Exchange Rates	3
		Risk Factors	7

4	Information on the Company	Business	40
		Operating and Financial Review and Prospects	122
		Overview of the Indian Financial Sector	226
		Supervision and Regulation	238
		Business—Subsidiaries, Associates and Joint Ventures	103
		Business—Properties	111
		Schedule 18B Note 5 in Notes to Consolidated Financial Statements	F-63

4A	Unresolved Staff Comments	None

5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	122
		Business—Risk Management	61
		Business—Funding	58

6	Directors, Senior Management and Employees	Management	211
		Business—Employees	110

7	Major Shareholders and Related Party Transactions	Business—Shareholding Structure and Relationship with the Government of India	41
		Operating and Financial Review and Prospects—Related Party Transactions	196
		Management—Compensation and Benefits to Directors and Officers—Loans	224
		Schedule 18. Note 3 in Notes to Consolidated Financial Statements	F-42

8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2

Form 20-F	Item Number and Caption	Location
		Consolidated Financial Statements and the Notes thereto	F-5
		Operating and Financial Review and Prospects—Executive Summary	122
		Business—Legal and Regulatory Proceedings	111
		Dividends	284

9	The Offer and Listing	Market Price Information	5

10	Additional Information	Additional Information	292
		Exchange Controls	279
		Taxation	285
		Restriction on Foreign Ownership of Indian Securities	281
		Dividends	284
		Business—Subsidiaries, Associates and Joint Ventures	103

11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Quantitative and Qualitative Disclosures About Market Risk	68

12	Description of Securities Other than Equity Securities	Business—American Depository Receipt Fees and Payments	116

Part – II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	Business—Risk Management—Controls and Procedures	83

16	[Reserved]	Not applicable

16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	217

16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	220

16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	220

Form 20-F	Item Number and Caption	Location
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Business—Shareholding Structure and Relationship with the Government of India	41
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	Management—Summary Comparison of Corporate Governance Practices	220

Part – III
17	Financial Statements	See Item 18

18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2

		Consolidated Financial Statements and the Notes Thereto	F-5
19	Exhibits	Exhibit Index and Attached Exhibits	294

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

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities and Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP), or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 included U.S. GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal years 2012 through 2016, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

Our annual report prepared and distributed to our shareholders under Indian law and regulations include unconsolidated Indian GAAP financial statements, management’s discussion and analysis of the Bank’s results of operations and financial condition based on the Bank’s unconsolidated Indian GAAP financial statements and our consolidated Indian GAAP financial statements.

Forward-Looking Statements

We have included statements in this annual report which contain words or phrases such as “will”, “would”, “aim”, “aimed”, “will likely result”, “is likely”, “are likely”, “believe”, “expect”, “expected to”, “will continue”, “will achieve”, “anticipate”, “estimate”, “estimating”, “intend”, “plan”, “contemplate”, “seek to”, “seeking to”, “trying to”, “target”, “propose to”, “future”, “objective”, “goal”, “project”, “should”, “can”, “could”, “may”, “will pursue” and similar expressions or variations of such expressions that may constitute “forward-looking statements”. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries in which we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our retail deposit growth strategy, our use of the internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks that we face following our international growth, future levels of non-performing, restructured loans and any increased provisions, our growth and expansion in domestic and overseas markets, our status as a systemically important bank in India, our ability to maintain enhanced capital and liquidity requirements, the adequacy of our contingency reserve and our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions in which we are or become a party to, the impact of any changes in India’s credit rating, the impact of any new accounting standards, our ability to implement our dividend payment practice, the impact of changes in banking and insurance regulations and other regulatory changes in India and other jurisdictions on us, including changes in regulatory intensity, supervision and interpretations, the state of the global financial system and systemic risks, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

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

During fiscal 2012, the rupee depreciated against the U.S. dollar by 14.3%, moving from Rs. 44.54 per US$ 1.00 at year-end fiscal 2011 to Rs. 50.89 at year-end fiscal 2012 due to volatility in capital flows on account of increased risk aversion following the European sovereign debt crisis as well as moderation in India’s economic growth. During fiscal 2013, the rupee depreciated against the U.S. dollar by 7.1%, moving from Rs. 50.89 at year-end fiscal 2012 to Rs. 54.52 at year-end fiscal 2013. During fiscal 2014, the rupee depreciated against the U.S. dollar by 10.1%, moving from Rs. 54.52 per US$1.00 at year-end fiscal 2013 to Rs. 60.00 per US$1.00 at year-end fiscal 2014 due to concern about India’s current account deficit and possible implications of the anticipated withdrawal of quantitative easing by the U.S. Federal Reserve. During fiscal 2015, the rupee depreciated against the U.S. dollar by 3.9%, moving from Rs. 60.00 per US$1.00 at year-end fiscal 2014 to Rs. 62.31 per US$1.00 at year-end fiscal 2015. During fiscal 2016, the rupee depreciated against the U.S. dollar by 6.3%, moving from Rs. 62.31 per US$1.00 at year-end fiscal 2015 to Rs. 66.25 per US$1.00 at year-end fiscal 2016. During fiscal 2017, through June 30, 2016, the rupee depreciated by 1.9% to Rs. 67.51 per US$1.00. See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks— Current account deficits, including trade deficits, and capital flow and exchange rate volatility could adversely affect our business and the price of our equity shares and ADSs”.

The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and U.S. dollars. The exchange rates reflect the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Fiscal Year	Period End(1)	Average(1),(2)
2012	50.89	48.01
2013	54.52	54.48
2014	60.00	60.76
2015	62.31	61.34
2016	66.25	65.58
2017 (through June 30, 2016)	67.51	67.01

Month	High	Low
March 2015	63.06	61.76
April 2015	63.58	61.99
May 2015	64.19	63.31
June 2015	64.21	63.43
July 2015	64.24	63.24
August 2015	66.80	63.67
September 2015	66.70	65.50
October 2015	65.57	64.70
November 2015	66.86	65.46
December 2015	67.10	66.00
January 2016	68.08	66.49
February 2016	68.84	67.57
March 2016	67.75	66.25
April 2016	66.70	66.05
May 2016	67.59	66.36
June 2016	67.92	66.51

(1)	The exchange rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the exchange rate on the last day of each month during the period.

Although certain rupee amounts in this annual report have been translated into U.S. dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated below, or at all. Except as otherwise stated in this annual report, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2016. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2016 was Rs. 66.25 per US$1.00 and at June 30, 2016 was Rs. 67.51 per US$1.00.

Market Price Information

Equity Shares

Our outstanding equity shares are currently listed and traded on the Bombay Stock Exchange, or the BSE, and on the National Stock Exchange of India Limited, or the NSE.

At March 31, 2016, total 5,814,768,430 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

The following table shows:

•	The reported high and low closing prices quoted in rupees for our equity shares on the NSE; and

•	The reported high and low closing prices for our equity shares, translated into U.S. dollars, based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on the last business day of each period presented.

	Price per equity share(1),(2)
	High		Low		High		Low
Annual prices:
Fiscal 2012	Rs.	225.37	Rs.	130.68	US$	4.43	US$	2.57
Fiscal 2013		242.54		156.34		4.45		2.87
Fiscal 2014		251.84		156.71		4.20		2.61
Fiscal 2015		384.05		241.83		6.16		3.88
Fiscal 2016		331.15		183.00		5.00		2.76
Quarterly prices:
Fiscal 2015:
First Quarter	Rs.	298.44	Rs.	241.83	US$	4.97	US$	4.03
Second Quarter		319.66		268.85		5.16		4.34
Third Quarter		362.20		285.77		5.75		4.53
Fourth Quarter		384.05		307.95		6.16		4.94
Fiscal 2016:
First Quarter	Rs.	331.15	Rs.	283.15	US$	5.21	US$	4.45
Second Quarter		317.45		249.10		4.85		3.80
Third Quarter		290.05		246.40		4.38		3.72
Fourth Quarter		263.00		183.00		3.97		2.76
Fiscal 2017:
First Quarter	Rs.	257.65	Rs.	214.45	US$	3.83	US$	3.20

Monthly prices:
March 2015	Rs.	349.35	Rs.	307.95	US$	5.61	US$	4.94
April 2015		331.15		302.30		5.21		4.75
May 2015		329.30		304.60		5.17		4.78
June 2015		317.75		283.15		5.00		4.45
July 2015		317.45		285.00		4.97		4.46
August 2015		314.05		269.95		4.73		4.07
September 2015		279.30		249.10		4.26		3.80
October 2015		290.05		267.10		4.44		4.08
November 2015		279.55		260.45		4.21		3.92
December 2015		273.90		246.40		4.14		3.72
January 2016		263.00		223.10		3.88		3.29
February 2016		217.20		183.00		3.18		2.68
March 2016		237.50		204.95		3.58		3.09
April 2016		254.05		220.30		3.83		3.32
May 2016		244.65		214.45		3.64		3.20
June 2016		257.65		230.95		3.82		3.42

(1)	Data from the NSE. The prices quoted on the BSE may be different.

(2)	One equity share of Rs. 10 has been sub-divided into five equity shares of Rs. 2 each effective December 5, 2014. Share prices for all periods in the table have been adjusted accordingly.

At June 30, 2016, the closing price of equity shares on the NSE was Rs. 240.6 equivalent to US$ 3.56 per equity share (US$7.13 per ADS on an imputed basis) translated at the exchange rate of Rs. 67.51 per US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2016.

At year-end fiscal 2016, there were approximately 986,967 holders of record of our equity shares, of which 733 had registered addresses in the United States and held an aggregate of approximately 2,154,466 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE and the NSE.

At year-end fiscal 2016, we had approximately 733 million ADSs, equivalent to about 1,466 million equity shares, outstanding. At March 31, 2016, there were approximately 48,259 record holders of our ADSs, out of which 117 have registered addresses in the United States. The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding ADSs traded under the symbol IBN.

	Price per ADS(1)
	High		Low
Annual prices:
Fiscal 2012	US$	10.13	US$	4.89
Fiscal 2013		9.55		5.60
Fiscal 2014		9.68		5.09
Fiscal 2015		12.98		8.53
Fiscal 2016		10.94		5.18
Quarterly prices:
Fiscal 2015:
First Quarter	US$	10.45	US$	8.53
Second Quarter		10.99		9.40
Third Quarter		12.25		9.56
Fourth Quarter		12.98		10.06
Fiscal 2016:
First Quarter	US$	10.94	US$	9.36
Second Quarter		10.47		8.19
Third Quarter		9.21		7.22
Fourth Quarter		7.64		5.18
Fiscal 2017:
First Quarter	US$	7.85	US$	6.38

Monthly prices:
March 2015	US$	11.77	US$	10.06
April 2015		10.94		10.16
May 2015		10.84		10.30
June 2015		10.56		9.36
July 2015		10.47		9.35
August 2015		10.38		8.51
September 2015		8.81		8.19
October 2015		9.21		8.57
November 2015		8.74		7.81
December 2015		8.37		7.22
January 2016		7.64		6.48
February 2016		6.42		5.18
March 2016		7.16		6.12
April 2016		7.85		6.59
May 2016		7.19		6.38
June 2016		7.80		6.65

(1)	One equity share of Rs. 10 has been sub-divided into five equity shares of Rs. 2 each effective December 5, 2014. The number of ADSs issued was increased proportionally to maintain the ratio of one ADS to two equity shares. ADS prices for all periods in the table have been adjusted accordingly.

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

We are heavily dependent upon the state of the Indian economy, and a slowdown in growth in the Indian economy could adversely affect our business, our borrowers and our contractual counterparties, especially if such a slowdown were to be continued and prolonged.

In fiscal 2015, the Indian government introduced a new methodology for estimating India’s gross domestic product and began publication of sectoral data on a gross value added basis. According to the new methodology, India’s gross domestic product grew by 6.6% in fiscal 2014, 7.2% in fiscal 2015 and 7.6% in fiscal 2016. The agriculture sector accounted for 15.4% of gross value added, while industry and services accounted for 31.3% and 53.4%, respectively, in fiscal 2016.

In fiscal 2010 and fiscal 2011, the Indian economy experienced high rates of growth. The Indian corporate sector undertook significant investments during this period, including in the infrastructure and commodity sectors. This also led to high loan growth in the banking sector, including for us. Subsequently, the Indian economy began to experience challenges in terms of high inflation and consequently higher interest rates, currency depreciation and a sharp slowdown in economic growth. Thereafter, the corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals and judicial decisions. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic scenario, volatility in global and domestic financial markets and delays in project implementation. Corporate investment activity declined. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector.

Over the past two years, the Indian economy has experienced an improvement in certain macro-economic indicators, with a reduction in inflation and interest rates, stability in the currency and a gradual increase in the rate of economic growth. However, the challenges in project completion continued, receivables remained high and the corporate sector continued to be impacted due to lower than anticipated cash flow generation and high leverage.

Further, during fiscal 2016, the corporate sector experienced additional challenges. The anticipated improvement in the performance of the corporate sector did not materialize due to the gradual domestic recovery, subdued corporate investment and continued global economic challenges. The global economic environment continued to be volatile, with a slowdown in growth globally, including in large emerging markets. The significant decline in global commodity prices, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors such as iron & steel, coal and petroleum oil related activities. Capital investments in the economy remained subdued impacting corporations in investment-linked sectors like construction. In view of the lower than projected cash flows, the progress in reducing leverage in the corporate sector remained slow. As a result, the level of non-performing and restructured loans continued to be adversely impacted.

The Indian economy in general, and the agricultural sector in particular, is impacted by the level and timing of monsoon rainfall. Investments by the corporate sector in India are impacted by government policies and decisions including policies and decisions regarding awards of licenses, access to land, access to natural resources and the protection of the environment. Economic growth in India is also influenced by inflation, interest rates, external trade and capital flows. The level of inflation or depreciation of the Indian rupee may limit monetary easing or cause monetary tightening by the Reserve Bank of India. Any increase in inflation, due to increases in domestic food prices or global prices of commodities, including crude oil, the impact of currency depreciation on the prices of imported commodities and additional pass through of higher fuel prices to consumers, or otherwise, may result in a tightening of monetary policy. For instance, during fiscal 2014, in response to a rise in inflation from 9.1% in April 2013 to 11.5% in November 2013, the Reserve Bank of India progressively raised the repo rate by 75 basis points from 7.25% to 8.0% during May 2013-January 2014. The repo rate was thereafter maintained at the 8.0% level and then gradually reduced starting January 2015, with the latest reduction of 25 basis points to 6.5% in April 2016.

In fiscal 2015, the Reserve Bank of India entered into a monetary policy framework agreement with the government of India affirming a target of 8.0% consumer price index inflation by January 2015, 6.0% by January 2016 and 4.0% with a band of +/- 2% for later years to be pursued by the Reserve Bank of India. The consumer price index inflation rate reduced from 8.3% in March 2014 to 5.2% by January 2015 and to 5.7% in

January 2016. In June 2016, the Indian government notified amendments to the Reserve Bank of India Act, 1934, approved by the Indian parliament, for constituting a six-member Monetary Policy Committee comprising members from the Reserve Bank of India and the government, which would be responsible for inflation targets and monetary policy decisions. India has, in the past, experienced sustained periods of high inflation. A return to high rates of inflation with a resulting rise in interest rates, and any corresponding tightening of monetary policy may have an adverse effect on economic growth in India.

Adverse changes to global liquidity conditions, comparative interest rates and risk appetite could lead to significant capital outflows from India. For instance, due to concerns regarding withdrawal of quantitative easing in the U.S. in June 2013, India saw an outflow of foreign institutional investments from the debt market of about US$7.5 billion during June-July 2013. Similarly, a slowdown in global growth may impact India’s exports and, in the event of over-supply or sharp and sustained price reductions of globally traded commodities such as metals and minerals, may negatively impact our borrowers in these sectors.

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

Although the proximate cause of the 2008-2009 financial crisis, which was deeper than other recent financial crises, was the U.S. residential mortgage market, investors should be aware that there is a recent history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies which leads to risks for all financial institutions, including us. Developments in the Eurozone, including concerns regarding sovereign debt default and the United Kingdom’s or any other nation’s exit from the European Union, recessionary economic conditions and adoption of negative interest rates in key developed economies as well as concerns related to the impact of withdrawal of accommodative monetary policy in the U.S., may lead to increased risk aversion and volatility in global capital markets.

A loss of investor confidence in the financial systems of India or other markets and countries or any financial instability in India or any other market may cause increased volatility in the Indian financial markets and, directly or indirectly, adversely affect the Indian economy and financial sector, our business and our future financial performance. See also “—Risks Relating to Our Business—Our international operations increase the complexity of the risks that we face”. We remain subject to the risks posed by the indirect impact of adverse developments in the global economy and the global banking environment, some of which cannot be anticipated and the vast majority of which are not under our control. We also remain subject to counterparty risk to financial institutions that fail or are otherwise unable to meet their obligations to us.

In June 2016, a majority of voters in the United Kingdom elected to withdraw from the European Union in a national referendum. The referendum was advisory, and the terms of any withdrawal are subject to a negotiation period that could last two years after the government of the United Kingdom formally initiates a withdrawal process. Nevertheless, the referendum has created uncertainty about the future relationship between the United Kingdom and the European Union, including with respect to the laws and regulations that will apply as the United Kingdom determines which European Union laws to replace or replicate in the event of a withdrawal. The referendum has also given rise to increased calls for the governments of other European Union member states to consider withdrawal.

Any downgrade of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the price of our equity shares and ADSs.

While Standard & Poor’s, Moody’s and Fitch currently have stable or positive outlooks on their sovereign rating for India, they may lower their sovereign ratings for India or the outlook on such ratings, which would also impact our ratings. Rating agencies may also change their methodology for rating banks which may impact us. For instance, in April 2015, Moody’s revised its bank rating methodology and the assessment of government support to banks, following which the rating of several banks globally were revised, including Indian banks. The Bank’s senior unsecured debt rating was downgraded by one level to Baa3 following the methodology change. Any adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely impact our business and limit our access to capital markets and adversely impact our liquidity position. The rating of our foreign branches is impacted by the sovereign rating of the country in which the branch is located, particularly if the rating is below India’s rating. Any revision to the sovereign rating of the countries in which we operate to below India’s rating could impact the rating of our foreign branch in the jurisdiction and the bonds issued from these branches. In February 2016, Standard & Poor’s placed bonds issued by the Bahrain branches of two Indian banks, including ICICI Bank, on credit watch with negative implications following its lowering of the sovereign rating of Bahrain. In June 2016, Standard & Poor’s removed the ratings on the Bank’s senior bonds from credit watch and maintained the existing ratings based on the execution of an irrevocable standby letter of credit guaranteeing the bonds by our branch in the Dubai International Financial Centre. See also “—Risks Relating to Our Business—Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds”.

We have certain borrowings that would be affected by a one or two notch downgrade of the Bank’s current credit rating. These borrowings amount to approximately 2% of our total borrowings at March 31, 2016. If an international credit rating agency downgrades the Bank’s credit rating by one or two notches, we would be required to pay an increased interest rate on certain borrowings, and for certain borrowings, we would be required to re-negotiate a new interest rate with our lenders. If we were not able to reach an agreement for an interest rate with a lender, the lender could require us to prepay the outstanding principal amount of the loan.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

India imports a majority of its requirements of petroleum oil and petroleum products, which comprised around 22% of total imports in fiscal 2016 compared to 31% of total imports in fiscal 2015. The government of India has deregulated prices and has been reducing the subsidy in respect of certain oil products, resulting in international crude prices having a greater effect on domestic oil prices. While global oil prices continued their decline during fiscal 2016, any increase or volatility in oil prices, as well as the impact of currency depreciation, which makes imports more expensive in local currency, and the pass-through of such increases to Indian consumers or an increase in subsidies (which would increase the fiscal deficit) could have a material adverse impact on the Indian economy and the Indian banking and financial system, including through a rise in inflation and market interest rates and higher trade and fiscal deficits. This could adversely affect our business including our liquidity, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

Current account deficits, including trade deficits, and capital flow and exchange rate volatility could adversely affect our business and the price of our equity shares and ADSs.

India’s trade relationships with other countries and its trade deficit, may adversely affect Indian economic conditions and the exchange rate for the rupee. The current account deficit as a proportion of India’s gross domestic product has improved significantly from a high of 4.7% in fiscal 2013 to 1.7% in fiscal 2014, 1.3% in fiscal 2015 and 1.1% in fiscal 2016, which was driven primarily by the sharp decline in crude oil prices, measures to reduce gold imports and a slowdown in non-oil imports mainly due to subdued investments in the economy. Global economic conditions remained volatile on expectations of an increase in interest rates by the U.S. Federal Reserve, leading to a strengthening of the U.S. dollar against most currencies. From the beginning of fiscal 2013 through fiscal 2016, the rupee has decreased 30.4% against the U.S. dollar due to the volatility of international capital markets and the commencement of normalization of interest rates in the United States.

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

If the current account and trade deficits increase, or are no longer manageable because of factors impacting the trade deficit like a significant rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance, our stockholders’ equity and the price of our equity shares and ADSs could be adversely affected. Any reduction of or increase in the volatility of capital flows may impact the Indian economy and financial markets and increase the complexity and uncertainty in monetary policy decisions in India, leading to volatility in inflation and interest rates in India, which could also adversely impact our business, our financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Further, any increased intervention in the foreign exchange market or other measures by the Reserve Bank of India to control the volatility of the exchange rate, may result in a decline in India’s foreign exchange reserves and reduced liquidity and higher interest rates in the Indian economy, which could adversely affect our business, our future financial performance and the price of our equity shares and ADSs. A sharp depreciation in the exchange rate may also impact some corporate borrowers having foreign currency obligations that are not fully hedged. See also “—Risks Relating to Our Business—We and our customers are exposed to fluctuations in foreign exchange rates”.

Financial difficulty and other problems in the Indian financial system could adversely affect our business and the price of our equity shares and ADSs.

As a large systemically important Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as systemic risk, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. Our transactions with these financial institutions expose us to credit risk in the event of default by the counterparty, which can be exacerbated during periods of market illiquidity. We were declared a systemically important bank in India by the Reserve Bank of India in August 2015. See also “Overview of the Indian Financial Sector”.

As the Indian financial system operates in an emerging market, we face risks of a nature and extent not typically faced in more developed economies, including the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. For example, in April 2003, unsubstantiated rumors alleged that we were facing liquidity problems. Although our liquidity position was sound, we witnessed higher than normal deposit withdrawals on account of these unsubstantiated rumors for a few days in April 2003. In 2008, following the bankruptcy of Lehman Brothers and the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, negative rumors circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. We controlled the situation in these instances, but any failure to control such situations in the future could result in high volumes of deposit withdrawals, which would adversely impact our liquidity position, disrupt our business and, in times of market stress, undermine our financial strength.

During the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, the non-performing loans and provisions of a number of Indian banks, including us, increased significantly during the second half of fiscal 2016. Our provisioning costs are expected to remain elevated in the near term. See also “—Risks Relating to Our Business—If regulators continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, our business will suffer”. Similar developments in the future could adversely impact the financing of proposed investments by the corporate sector and negatively impact confidence in the financial sector.

There are also uncertainties in respect of certain sectors due to the weak global economic environment, sharp downturn in the commodity cycle, gradual nature of the domestic economic recovery and high leverage by borrowers. The key sectors that have been impacted include power, mining, iron & steel, cement and rigs. In view of the uncertainties relating to these sectors and the time that it may take to resolve the exposure to these sectors, we have made a collective contingency and related reserve at March 31, 2016 of Rs. 36.0 billion towards the Bank’s exposure to these sectors and to certain promoter entities where the underlying is partly linked to these sectors. This reserve is over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines, but, as a prudent matter, is permitted under Reserve Bank of India guidelines and Indian GAAP. There can be no assurance that this reserve would be adequate to cover any future provisioning requirements in respect of these exposures or that non-performing loans will not arise from other exposures in these sectors.

Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the price of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 15.4% of India’s value added in fiscal 2016. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change or natural calamities in other countries where we operate could affect the economies of those countries and our operations in those countries.

Health epidemics could also disrupt our business. In fiscal 2010, there were outbreaks of swine flu, caused by the H1N1 virus, in certain regions of the world, including India and several countries in which we operate. Any future outbreak of health epidemics may restrict the level of business activity in affected areas, which may in turn adversely affect our business and the price of our equity shares and ADSs could be adversely affected.

A significant change in the Indian government’s policies could adversely affect our business and the price of our equity shares and ADSs.

Our business and customers are predominantly located in India or are related to and influenced by the Indian economy. The Indian government has traditionally exercised, and continues to exercise, a dominant influence over many aspects of the economy. Government policies could adversely affect business and economic conditions in India, our ability to implement our strategy and our future financial performance. Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and encouraging the development of the Indian financial sector. While a single party achieved majority in the general elections in fiscal 2015, India has been governed by coalition governments in previous years. The leadership of India and the composition of the government are subject to change, and election results are sometimes not along expected lines. It is difficult to predict the economic policies that will be pursued by governments in the future. In addition, investments by the corporate sector in India may be impacted by government policies and decisions, including with respect to awards of licenses and resources, access to land and natural resources and policies with respect to protection of the environment. Such policies and decisions may result in delays in execution of projects, including those financed by us, and also limit new project investments, and thereby impact economic growth. The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. For instance, the government of India has proposed adopting a uniform goods and services tax structure in India, which may have an impact on the way in which we are taxed in the future. Any significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally and our business in particular and the price of our equity shares and ADSs could be adversely affected.

If regional hostilities, terrorist attacks or social unrest in India or elsewhere increase, our business and the price of our equity shares and ADSs could be adversely affected.

India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In the past, there have been military confrontations between India and Pakistan. India has also experienced terrorist attacks in some parts of the country, including in Mumbai, where our headquarters are located. In addition, geo-political events in the Middle East and Eastern Europe or terrorist or military action in other parts of the world may impact prices of key commodities, financial markets and trade and capital flows. These factors and any political or economic instability in India could adversely affect our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

Risks Relating to Our Business

If we are unable to adequately control the level of non-performing loans in our portfolio, our business will suffer.

If we are unable to adequately control or reduce the level of non-performing loans, the overall quality of our loan portfolio could deteriorate, our provisioning costs could increase, our net interest income and net interest margin could be negatively impacted due to non-accrual of income on non-performing loans, our credit ratings and liquidity may be adversely impacted, we may become subject to enhanced regulatory oversight and scrutiny, our reputation may be adversely impacted and our business, our future financial performance and the price of our equity shares and ADSs could be adversely impacted. See also “—If regulators continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, our business will suffer”.

Various factors, including a rise in unemployment, prolonged recessionary conditions, decline in household savings and income levels, our regulators’ assessment and review of our loan portfolio, a sharp and sustained rise in interest rates, developments in the Indian economy, movements in global commodity markets and exchange rates and global competition, could cause an increase in the level of our non-performing assets and have a material adverse impact on the quality of our loan portfolio.

In fiscal 2010 and fiscal 2011, the Indian economy experienced high rates of growth. The Indian corporate sector undertook significant investments during this period, including in the infrastructure and commodity sectors. This also led to high loan growth in the banking sector, including for us. Subsequently, the Indian economy began to experience challenges in terms of high inflation and consequently higher interest rates, currency depreciation and a sharp slowdown in economic growth. Thereafter, the corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals and judicial decisions. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic scenario, volatility in global and domestic financial markets and delays in project implementation. Corporate investment activity declined. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector.

Over the past two years, the Indian economy has experienced an improvement in certain macro-economic indicators, with a reduction in inflation and interest rates, stability in the currency and a gradual increase in the rate of economic growth. However, the challenges in project completion continued, receivables remained high and the corporate sector continued to be impacted due to lower than anticipated cash flow generation and high leverage.

Further, during fiscal 2016, the corporate sector experienced additional challenges. The anticipated improvement in the performance of the corporate sector did not materialize due to the gradual domestic recovery, subdued corporate investment and continued global economic challenges. The global economic environment continued to be volatile, with a slowdown in growth globally, including in large emerging markets. The significant decline in global commodity prices, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors such as iron & steel, coal and petroleum oil related activities. Capital investments in the economy remained subdued impacting corporations in investment-linked sectors like construction. In view of the lower than projected cash flows, the progress in reducing leverage in the corporate sector remained slow. While several companies were working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, these efforts were taking time to show results, resulting in an increase in the level of additions to non-performing loans, including slippages from the restructured loan portfolio into non-performing status. In addition, during the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, the Indian banking system, including us, experienced a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans, into non-performing status during the second half of fiscal 2016. Indian banks in general have become more cautious in their approach to corporate lending given the above developments. Further, large banks in the public sector have also moderated their loan growth substantially in view of their relatively lower levels of capital adequacy and losses in fiscal 2016. Our gross non-performing loans increased significantly from Rs. 173.9 billion at year-end fiscal 2015 to Rs. 293.2 billion at year-end fiscal 2016. ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as non-performing was Rs. 28.2 billion, and to borrowers whose loans were classified as restructured was Rs. 44.0 billion.

Our standard loan portfolio includes restructured standard loans, and the failure of these borrowers to perform as expected could result in such loans being classified as non-performing. In fiscal 2015 and fiscal 2016, we experienced a significant increase in downgrades of standard restructured loans to the non-performing category due to the failure of these borrowers to perform as expected as a result of the gradual domestic recovery, continued global economic challenges and the time being taken for the efforts to reduce corporate leverage to yield results. Further, the quality of our long-term project finance loan portfolio could be adversely impacted by several factors. Our loan portfolio includes project finance, corporate finance, and working capital loans to the infrastructure and related sectors, including power and construction, and commodity-based sectors such as coal and iron and steel, which are subject to global commodity price cycles. See also “—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks”. In certain cases, we have extended loan facilities to clients based on collateral consisting of equity shares and any volatility in the capital markets may impact the value of such collateral. Economic and project implementation challenges, in India and overseas, and declines or volatility in commodity prices, could result in some of our borrowers not being able to meet their debt obligations, including debt obligations that have already been restructured, resulting in an increase in non-performing loans.

During fiscal 2016, increase in additions to non-performing loans impacted our net interest margin, as we do not accrue interest on non-performing loans. This is expected to continue to adversely impact our net interest margin in fiscal 2017 as well. If we continue to see an increase in our non-performing loans, our net interest margin would be further adversely impacted.

If regulators continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, our business will suffer.

If regulator including the Reserve Bank of India continues to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, the level of non-performing loans could increase, the overall quality of our loan portfolio could deteriorate, our credit ratings and liquidity may be adversely impacted, our reputation may be adversely impacted and our business, our future financial performance and the price of our equity shares and ADSs could be adversely impacted. See also “—If we are unable to adequately control the level of non-performing loans in our portfolio, our business will suffer”.

Banks in India are required to make provisions for all their loans by the Reserve Bank of India which controls the accounting treatment of reserves, unlike in the United States and European Union where a separate accounting standards body provides the guidelines for the accounting treatment in this area. The Reserve Bank of India has substantially expanded its guidance relating to the identification and classification of non-performing assets over the last two years, including articulating an objective of early and conservative recognition of stress and provisioning in the last six months of fiscal 2016, which have resulted in an increase in our loans classified as non-performing.

Effective April 1, 2014, the Reserve Bank of India issued guidelines which included a framework for early identification and resolution of stressed assets. The guidelines introduced an asset classification category of “special mention accounts”, which comprises cases that are not yet restructured or classified as non-performing but which exhibit early signs of stress, as determined by various parameters. Banks are also required to share data with each other on a category of special mention accounts, form joint lenders’ forums and devise action plans for the joint resolution of these accounts. Any failure to do so within stipulated timeframes results in accelerated provisioning for such cases. Resolution of stressed accounts could also include converting the loan dues, in their entirety or in part, to equity shares which may expose us to additional risks as shareholders. For large borrowers with aggregate borrowings of over Rs. 5.0 billion, a special structuring scheme has also been introduced providing a framework for separation of debt into sustainable and unsustainable portions for structuring, and allowing the existing promoter to continue with majority shareholding under specific conditions. This may expose us to additional risks particularly if large borrowers seek restructuring of their debt under this scheme.

During the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, non-performing loans increased significantly in the banking system during the second half of fiscal 2016 and our gross non-performing loans increased significantly from Rs. 173.9 billion at year-end fiscal 2015 to Rs. 293.2 billion at year-end fiscal 2016. Further, with regard to lending to large borrowers, the Reserve Bank of India has issued a discussion paper in May 2016 proposing higher provisioning on loans exceeding prescribed credit limits. Further, during fiscal 2016, the increase in additions to non-performing loans impacted our net interest margin, as we do not accrue interest on non-performing loans. This is expected to continue to adversely impact our net interest margin in fiscal 2017 as well. If we continue to see an increase in our non-performing loans, our net interest margin would be further adversely impacted. The non-accrual of income on the higher level of non-performing loans or loans subjected to restructuring special structuring under applicable regulatory guidelines also negatively impacts our net interest income and net interest margin. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”, “Business—Classification of Loans”, “Operating and Financial Review and Prospects” and “Supervision and Regulation—Loan Loss Provisions and Non-performing Assets—Asset Classification”.

Banks in India are required to make provisions on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. We make provisions on retail non-performing loans at the borrower level in accordance with the retail assets provisioning policy of the Bank, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. We hold higher specific provisions on retail loans and advances than the minimum regulatory requirement and make provisions on restructured/rescheduled loans and advances in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks.

In addition to the specific provision on non-performing assets, we maintain a general provision on standard loans and advances and restructured loans and advances at rates prescribed by the Reserve Bank of India. Our provisions for standard assets decreased from Rs. 3.9 billion in fiscal 2015 to Rs. 3.2 billion in fiscal 2016. Our provisions for non-performing assets increased from Rs. 36.3 billion in fiscal 2015 to Rs. 77.2 billion in fiscal 2016, primarily due to an increase in additions to non-performing assets in the corporate and small and medium enterprises loan portfolio, including reclassifications of restructured loans as non-performing loans due to the failure of the borrowers to perform as per the terms or restructuring. Our provisioning costs are expected to remain elevated in the near term.

There are uncertainties in respect of certain sectors due to the weak global economic environment, sharp downturn in the commodity cycle, gradual nature of the domestic economic recovery and high leverage by borrowers. The key sectors that have been impacted include power, mining, iron and steel, cement and rigs. At March 31, 2016, ICICI Bank’s fund based exposure and outstanding non-fund based facilities to companies internally rated below investment grade (excluding borrowers classified as non-performing or restructured) was Rs. 119.6 billion (1.3% of the Bank’s total exposure) to power (excluding central public sector owned undertaking), Rs. 90.1 billion (1.0%) to mining, Rs. 77.8 billion (0.8%) to iron & steel, Rs. 66.4 billion (0.7%) to cement and Rs. 25.1 billion (0.3%) to rigs. Further, ICICI Bank’s fund based exposure and outstanding non-fund based facilities to promoter entities internally rated below investment grade where the underlying is partly linked to these sectors was Rs. 61.6 billion (0.7%). In view of the uncertainties relating to these sectors and the time that it may take to resolve the Bank’s exposures to these sectors, we have made a collective contingency and related reserve of Rs. 36.0 billion at March 31, 2016 towards the Bank’s exposure to these sectors. This reserve is over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines but, as a prudent matter, is permitted under Reserve Bank of India guidelines and Indian GAAP. There can be no assurance that this reserve would be adequate to cover any future provisioning requirements in respect of these exposures or that non-performing loans will not arise from other exposures in these and other sectors.

The Reserve Bank of India released a discussion paper on the dynamic loan loss provisioning framework in March 2012, with the objective of limiting the volatility in loan loss provisioning requirements witnessed during economic cycles. The framework proposed to replace existing general provisioning norms and recommended that banks make provisions on their loan books every year based on their historical loss experience in various categories of loans. In years where the specific provision is higher than the computed dynamic provision requirement, the existing dynamic provision balance can be drawn down to the extent of the difference, subject to a minimum specified level of dynamic provision balance being retained.

From fiscal 2019, banks in India are expected to migrate to new accounting standards, Ind AS, which largely converges the Indian accounting standards with International Financial Reporting Standards. Further, banks migrating to the advanced measurement approach for operational risk and internal ratings-based approaches for credit risk under Basel II are required to follow the prescribed minimum loss given default levels for capital adequacy computation and treat restructured assets as non-performing assets for capital adequacy purposes. Compliance with these new standards may result in an increase in loans classified as non-performing and provisioning costs for banks, including us.

Our strategy going forward with respect to our loan portfolio comprises proactive monitoring of loan portfolios across businesses; improvement in the portfolio mix by focusing on retail lending and lending to higher-rated companies; reduction of concentration risk; and resolution of exposures through asset sales by borrowers, changes in management and working with stakeholders to ensure that companies are able to operate at an optimal level and generate cash flows. There can be no assurance that we will be able to successfully implement our strategy and control or reduce the level of non-performing assets, or that our future recoveries on non-performing assets will be similar to our past experience of recoveries on non-performing assets.

If our restructured borrowers fail to perform as expected and the loans to them are recategorized to the non-performing category, or if regulators continue to impose increasingly stringent requirements, our business will suffer.

Our standard assets also include restructured standard loans. See also “Business—Classification of Loans—Restructured Loans”. In recent years, we have experienced a significant increase in the amount of standard restructured loans that were re-categorized to the non-performing category. The principal amount of such re-categorized loans increased from Rs. 7.3 billion in fiscal 2014 to Rs. 45.1 billion in fiscal 2015 and to Rs. 53.0 billion in fiscal 2016, due to the failure of some of our restructured borrowers to perform as expected and the Reserve Bank of India’s review of the loan portfolios of Indian banks. The performance of our restructured borrowers is dependent on various factors, including economic conditions, in India and globally, movements in global commodity markets and exchange rates, rise in interest rates, inflation and distress in certain sectors, in addition to regulatory change.

In November 2012, the Reserve Bank of India increased the general provisioning requirement on restructured standard accounts from 2.00% to 2.75%. Further, in May 2013, the Reserve Bank of India issued final guidelines on the restructuring of loans. Pursuant to the guidelines, loans that are restructured (other than due to delays in project implementation under certain conditions and up to specified periods) from April 1, 2015 onwards would be classified as non-performing. Further, the general provisioning requirement on standard restructured loans was increased for all incremental restructured loans from June 1, 2013 to 5.0% while the general provisioning requirement on the existing stock of standard restructured loans was increased in phases to 5.0% by year-end fiscal 2016. See also “Supervision and Regulation—Loan Loss Provisions and Non-Performing Assets—Restructured loans”. The Reserve Bank of India after holding discussions in the three months ended December 31, 2015 with a number of Indian banks, including us, has directed the other banks and us to make an additional provision of 10% in fiscal 2017 for certain restructured loan accounts. The total amount of such restructured loan accounts in our portfolio is approximately Rs. 35.8 billion. Our provisions for restructured loans decreased from Rs. 9.5 billion at year-end fiscal 2015 to Rs. 7.6 billion at year-end fiscal 2016.

If regulators continue to impose increasingly stringent requirements, if there is a substantial increase in the level of restructured assets or assets subjected to the special structuring scheme permitted by the Reserve Bank of India, or if restructured borrowers fail to perform as expected, it could have a material adverse effect on our business, our future financial performance and the price of our equity shares and ADSs.

The exposures of our international branches and subsidiaries or our exposure to the securities of reconstruction companies could generally affect our business, financial condition and results of operations.

The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (where permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. See also “—Our international operations increase the complexity of the risks that we face”.

Further, the classification of the loan portfolio of our overseas branches and subsidiaries is also subject to the regulations of respective local regulators. Such loans that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant Reserve Bank of India guidelines, are classified as non-performing to the extent of the amount of outstanding loan in the host country. Any such classification may lead to an adverse impact on our business, our future financial performance and the price of our equity shares and ADSs.

We also have investments in security receipts arising from the sale of non-performing assets by us to Asset Reconstruction Company (India) Limited, a reconstruction company registered with the Reserve Bank of India and other reconstruction companies. See also “Business—Classification of Loans”. There can be no assurance that Asset Reconstruction Company (India) Limited and other reconstruction companies will be able to recover these assets and redeem our investments in security receipts and that there will be no reduction in the value of these investments. Any such inability to recover assets or redeem our investments without a diminution in value could generally affect our business, financial condition and results of operations.

Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks.

From fiscal 2008, the Indian banking sector experienced a significant increase in infrastructure sector loans. We expect long-term project finance to be an area of growth in our business over the medium to long-term, and the quality of this portfolio could be adversely impacted by several factors. The viability of these projects depends upon a number of factors, including market demand, government policies, the processes for awarding government licenses and access to natural resources and their subsequent judicial or other review, the financial condition of the government or other entities that are the primary customers for the output of such projects and the overall economic environment in India and the international markets. These projects are particularly vulnerable to a variety of risks, including risks of delays in regulatory approvals, environmental and social issues, completion risk and counterparty risk, which could adversely impact their ability to generate revenues. In the past, we have experienced a high level of default and restructuring in our industrial and manufacturing project finance loan portfolio as a result of the downturn in certain global commodity markets and increased competition in India. Our loans to the power sector were 6.0% of our gross loans at March 31, 2014, 5.8% at March 31, 2015 and 5.6% at March 31, 2016. Power projects face a variety of risks, including access to fuel such as coal and gas, and off-take of the power produced. For example, we are lenders to a large gas-based power plant in the state of Maharashtra which has been impacted by the non-availability of gas. Coal based power projects in India have experienced delays primarily due to environmental concerns around coal mining and the de-allocation of coal blocks allocated to companies. While the Indian government has commenced the auction of these de-allocated coal blocks, the commencement of operations and financial performance of projects linked to these coal blocks continues to be uncertain. In addition, power projects inherently have high leverage levels and volatility in capital markets and concerns about the implementation of these projects and their future cash flows may constrain the availability of equity funding for such projects. Any reduction in the output of operational power plants or the projected output of newly-commissioned or under-implementation power projects due to lower availability of fuel, higher fuel costs that cannot be passed through to purchasers and inability of state-owned power distribution utilities to purchase or pay for power due to their financial condition, or a decline in the price of power, may have an adverse impact on the financial condition of power producers and their ability to service their debt obligations, including to us. We cannot be sure that these projects will begin operations as scheduled or perform as anticipated. A change in the ownership and management of these projects could further delay the commencement of operations. We may see an increase in our non-performing assets or restructured assets in case of delays from the scheduled commercial date of operations of such projects, which are longer than that permitted by the Reserve Bank of India guidelines.

Our loan portfolio also includes project finance, corporate finance, and working capital loans to commodity-based sectors such as iron and steel and mining, which are subject to similar and additional risks, as well as global commodity price cycles. During fiscal 2016, due to a slowdown in global demand for steel, there was a sharp decline in global steel prices, which in turn impacted Indian steel companies. Capacity utilization of steel companies declined and profitability came under pressure. The Indian government announced certain policy measures, including a minimum price for procuring steel from overseas markets, which have benefited the Indian steel sector. However, we cannot be certain that these measures will continue to remain in place in the future or that there will be a significant improvement in the profitability of steel companies if global steel prices continue to remain weak. We may see an increase in non-performing assets in the event the profitability of steel companies continues to remain under pressure. A slowdown in the Indian and global economy may exacerbate the risks for the projects that we have financed. Future project finance losses or high levels of loan restructuring could have a materially adverse effect on our profitability and the quality of our loan portfolio and the price of our equity shares and ADSs.

We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the price of our equity shares and ADSs could be adversely affected.

Our loan portfolio and non-performing asset portfolio have a high concentration in certain types of customers. ICICI Bank’s policy is to limit its exposure to any particular industry (other than retail loans) to 15.0% of its total exposure. Our loans and advances to the retail finance segment constituted 46.8% of our gross loans and advances at March 31, 2016. Our loans and advances to (i) the infrastructure sector (excluding power), (ii) the power sector, (iii) the non-finance services sector, and (iv) the iron and steel sector, constituted 5.6%, 5.6%, 5.5% and 5.3%, respectively, of our gross loans and advances at year-end fiscal 2016.

There are uncertainties in respect of certain sectors due to the weak global economic environment, sharp downturn in the commodity cycle, gradual nature of the domestic economic recovery and high leverage by borrowers. The key sectors that have been impacted include power, mining, iron and steel, cement and rigs. At March 31, 2016, ICICI Bank’s fund based exposure and outstanding non-fund based facilities to companies internally rated below investment grade in these sectors (excluding borrowers classified as non-performing or restructured) was Rs. 119.60 billion (1.3% of the Bank’s total exposure) to power (excluding central public sector owned undertaking), Rs. 90.1 billion (1.0%) to mining, Rs. 77.8 billion (0.8%) to iron & steel, Rs. 66.4 billion (0.7%) to cement and Rs. 25.1 billion (0.3%) to rigs. Further, ICICI Bank’s exposure to promoter entities where the underlying is partly linked to these sectors was Rs. 61.6 billion (0.7%). In view of the uncertainties relating to these sectors and the time that it may take to resolve our exposures to these sectors, we made a collective contingency and related reserve of Rs. 36.0 billion at March 31, 2016 towards the Bank’s exposure to these sectors. This reserve is over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines but, as a prudent matter, is permitted under Reserve Bank of India guidelines and Indian GAAP. There can be no assurance that this reserve would be adequate to cover any future provisioning requirements in respect of these exposures or that non-performing loans will not arise from other exposures in these and other sectors. See also “—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks”.

Pursuant to the guidelines of the Reserve Bank of India, the Bank’s credit exposure to an individual borrower must not exceed 15.0% of its capital funds, unless the exposure is with regards to an infrastructure project. Capital funds refer to Tier 1 and Tier 2 capital after regulatory adjustments as per the Reserve Bank of India guideline ‘Master Circular - Basel III Capital Regulations’. ICICI Bank’s exposure to a group of companies under the same management control generally must not exceed 40.0% of its capital funds unless the exposure is towards an infrastructure project, as per the Reserve Bank of India guidelines. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., aggregate exposure can be 20.0% of capital funds for an individual borrower and aggregate exposure can be 45.0% of capital funds for a group of companies under the same management). At year-end fiscal 2016, our largest non-bank borrower accounted for approximately 14.6% of our capital funds. The largest group of companies under the same management control accounted for approximately 30.4% of our capital funds. At year-end fiscal 2016, the Bank’s exposure to its 20 largest borrowers (including banks) was approximately 14.3% of our total exposure, and our credit exposure to our 20 largest borrowers (including banks) was approximately 14.6% of the Bank’s total credit exposure.

Our strategy going forward with respect to our loan portfolio comprises proactive monitoring of loan portfolios across businesses; improvement in the portfolio mix by focusing on retail lending and lending to higher-rated companies; reduction of concentration risk; and resolution of exposures through asset sales by borrowers, changes in management and working with stakeholders to ensure that companies are able to operate at an optimal level and generate cash flows. We have created a framework for managing concentration risk which specifies various single borrower and group exposure thresholds and the authorization matrix that must be followed in case exposures exceed the stipulated thresholds. There can be no assurance that we will be able to successfully implement our strategy and control or reduce the level of concentration.

In March 2015, the Reserve Bank of India released a discussion paper on a framework for large exposures and has proposed limits on exposure of banks based on group of connected counterparties identified on the basis of economic inter-dependence of the companies. In May 2016, the Reserve Bank of India issued another discussion paper proposing limits on the aggregate exposure of the banking system to large borrowers, with lending beyond the specified limits attracting higher risk weights and provisioning. These guidelines, and our focus on controlling and reducing concentration risk, may restrict our ability to grow our business with some customers, and require us to reduce our exposure to some groups. See also “Business—Loan Portfolio—Loan Concentration”.

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

As a result of certain reserve requirements of the Reserve Bank of India, we are more structurally exposed to interest rate risk than banks in many other countries. See also “Supervision and Regulation—Legal Reserve Requirements”. These requirements result in our maintaining a large portfolio of fixed income government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. Realized and marked-to-market gains or losses on investments in fixed income securities, including government of India securities, are an important element of our profitability and are impacted by movements in market yields. A rise in yields on government securities reduces our profits from this activity and the value of our fixed income portfolio. These requirements also have a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets. We are also exposed to interest rate risk through our treasury operations as well as the operations of certain of our subsidiaries, including ICICI Lombard General Insurance Company, which has a portfolio of fixed income securities, and ICICI Securities Primary Dealership, which is a primary dealer in government of India securities. In our asset management business, we manage money market mutual funds whose performance is impacted by a rise in interest rates, which adversely impacts our revenues and profits from this business. See also “—Risks Relating to India and Other Economic and Market Risks—A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer” and “—Risks Relating to India and Other Economic and Market Risks—Current account deficits, including trade deficits, and capital flow and exchange rate volatility could adversely affect our business and the price of our equity shares and ADSs”.

If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on our interest-earning assets, our net interest income and net interest margin would be adversely impacted. Any systemic decline in low cost funding available to banks in the form of current and savings account deposits would adversely impact our net interest margin. The Reserve Bank of India has deregulated the interest rate on savings deposits, following which some of the smaller banks in India are offering higher interest rates on their savings deposit accounts. If other banks with whom we compete similarly raise their savings account deposit rates, we may also have to do so to remain competitive and this would adversely impact our cost of funds. In December 2015, the Reserve Bank of India released guidelines on computation of lending rates based on the marginal cost of funds methodology which is applicable on incremental lending from April 1, 2016. This change in the methodology for calculating cost of funds led to lower lending rates, and may lead to more frequent revisions in lending rates due to the prescribed monthly review of cost of funds. See also “Business—Loan Portfolio—Loan Pricing” and “Supervision and Regulation—Regulations Relating to Advancing Loans”. This may impact the yield on our interest-earning assets, our net interest income and net interest margin. Earlier, banks were not permitted to extend fixed rate loans at a rate of interest lower than the base rate. This restriction no longer applies to fixed rate loans of tenor above three years under the new guideline, and competition among lenders may lead to lower lending rates and result in reduced net interest income. If there are increases in our cost of funds and if we are unable to pass on the increases fully into our lending rates, our net interest margins and profitability would be adversely impacted. Further, any tightening of liquidity and volatility in international markets may limit our access to international bond markets and result in an increase in our cost of funding for our international business. Continued volatility in international markets could constrain and increase the cost of our international market borrowings and our ability to replace maturing borrowings and fund new assets. Our overseas banking subsidiaries are also exposed to similar risks.

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

Under the directed lending norms of the Reserve Bank of India, banks in India are required to lend 40.0% of their adjusted net bank credit to certain eligible sectors, categorized as priority sectors. Of this, banks have sub-targets for lending to key sectors. A proportion of 18.0% of adjusted net bank credit is required to be lent to the agricultural sector. The norms applicable up to and including fiscal 2015 required 18.0% of adjusted net bank credit lent to the agriculture sector to include direct agricultural advances of at least 13.5% and indirect agricultural advances of not more than 4.5%. Direct agricultural advances include loans made directly to individual farmers or groups of individual farmers for agriculture and related activities. Indirect agricultural advances include loans for purposes linked to agriculture, such as loans to food and agri-processing units, finance for hire-purchase schemes for distribution of agricultural machinery and implements, financing farmers indirectly through the co-operative system and loans for the construction and operation of storage facilities. Loans to identified weaker sections of society must comprise 10.0% of adjusted net bank credit. These requirements were to be met as of the last reporting Friday of the fiscal year with reference to the adjusted net bank credit of the previous fiscal year till fiscal 2016. From fiscal 2017, the requirement is assessed on a quarterly basis. These requirements apply to ICICI Bank on a standalone basis.

The Reserve Bank of India issued revised directed lending norms applicable from fiscal 2016 onwards. The sub-targets for direct and indirect lending to agriculture have been combined. Two new sub-targets, a target of 8.0% of adjusted net bank credit to small and marginal farmers and a 7.5% lending target to micro-enterprises, have been introduced and apply in a phased manner over fiscal 2016 and fiscal 2017. The balance of the priority sector lending requirement can be met by lending to a range of sectors, including small businesses, medium enterprises, renewable energy, social infrastructure and residential mortgages satisfying certain criteria. The target for lending to weaker sections continues to be at 10% of adjusted net bank credit. At March 31, 2016, ICICI Bank’s priority sector lending was Rs. 1,311.9 billion, constituting about 101.9% of the priority sector lending target. At March 31, 2016, the Bank’s agriculture lending constituted 17.0% of adjusted net bank credit against a requirement of 18.0%, lending to small and marginal farmers constituted 3.9% of adjusted net bank credit and lending to micro enterprises and “weaker section” categories constituted 6.8% and 6.3% respectively. From fiscal 2017, priority sector lending achievements would be evaluated on a quarterly average basis and not just at the fiscal year-end. Further, in July 2015, the Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India is expected to notify the banks of the banking system’s average level at the beginning of each year. The target for fiscal 2016 was 11.57% of adjusted net bank credit, against which the level achieved by the Bank was 8.1%. The Reserve Bank of India has also directed banks to continue to pursue the target of 13.5% of adjusted net bank credit towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines.

The Reserve Bank of India has from time to time issued guidelines on priority sector lending requirements that restrict the ability of banks to meet the directed lending obligations through lending to specialized financial intermediaries, specified criteria to be fulfilled for investments by banks in securitized assets and outright purchases of loans and assignments to be eligible for classification as priority sector lending and regulate the interest rates charged to ultimate borrowers by the originating entities in such transactions. In September 2013, the Reserve Bank of India set up a committee on comprehensive financial services for small businesses and low income households which, among other recommendations, proposed a new methodology for computation of priority sector targets based on district-level credit penetration and other criteria. This recommendation has not been implemented thus far.

Any shortfall in meeting the priority sector lending requirements may be required to be invested in Government schemes that yield low returns, determined depending on the prevailing bank rate and on the level of shortfall, thereby impacting our profitability. The aggregate amount of funding required by such schemes is drawn from banks that have shortfalls in achievement of their priority sector lending targets, with the amounts drawn from each bank determined by the Reserve Bank of India. At March 31, 2016 our total investments in such schemes on account of past shortfalls in achieving the required level of priority sector lending were Rs. 280.7 billion. In May 2014, the Reserve Bank of India issued guidelines allowing banks to include the outstanding mandated investments in Government schemes at March 31 of the fiscal year to be treated as part of indirect agriculture and count towards overall priority sector target achievement. Investments at March 31 of the preceding year would be included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements. These changes were made effective fiscal 2014. The Reserve Bank of India has proposed a scheme to sell and purchase priority sector lending certificates among banks in the event of excess/shortfall in meeting priority sector targets, which may help in reducing the shortfall in priority sector lending. However, this would depend on the availability of such certificates for trading. Our investments in Government schemes are expected to increase in view of the continuing shortfall in agriculture lending sub-targets and weaker section loans. See also “Supervision and Regulation—Directed lending”.

As a result of priority sector lending requirements, we may experience a higher level of non-performing assets in our directed lending portfolio, particularly due to loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets in the priority sector loan portfolio were 2.3% in fiscal 2014, 2.1% in fiscal 2015 and 2.2% in fiscal 2016. Any future changes by the Reserve Bank of India to the directed lending norms may result in our continued inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.

In addition to the directed lending requirements, the Reserve Bank of India has mandated banks in India to have a financial inclusion plan for expanding banking services to rural and unbanked centers and to customers who currently do not have access to banking services. Further, since August 2014, the Indian government has launched a financial inclusion mission which involves opening a bank account for every household along with credit and insurance facilities. The expansion into these markets involves significant investments and recurring costs. The profitability of these operations depends on our ability to generate business volumes in these centers and from these customers, and the level of non-performing loans in the portfolio of loans to such customers.

We have seen a significant increase in our branch network over the last few years and any inability to use these branches productively or substantial delays in achieving desired levels of productivity may have an adverse impact on our growth and profitability.

The branch network of ICICI Bank in India has increased from 3,100 branches at year-end fiscal 2013 to 4,450 branches at year-end fiscal 2016. See also “—We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks”. We have also substantially scaled up our branch network in rural and semi-urban areas and have also established low-cost branches in centers in the country having no bank presence. Our new branches typically operate at lower productivity levels, as compared to our existing branches. Our operating performance depends also on the productivity of our employees. Any inability to achieve or substantial delays in achieving desired levels of productivity would have an adverse impact on our growth and profitability and the price of our equity shares and ADSs.

We are subject to capital adequacy and liquidity requirements stipulated by the Reserve Bank of India, including Basel III, and any inability to maintain adequate capital or liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

With effect from April 1, 2013, banks in India commenced implementation of the Basel III capital adequacy framework as stipulated by the Reserve Bank of India. The Basel III guidelines, among other things, establish common equity Tier 1 as a new tier of capital; impose a minimum common equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% while retaining the minimum total risk-based capital ratio of 9.0%; require banks to maintain a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments; establish new eligibility criteria for capital instruments in each tier of regulatory capital; require more stringent adjustments to and deductions from regulatory capital; provide for more limited recognition of minority interests in the regulatory capital of a consolidated banking group; impose a 4.5% Basel III leverage ratio of Tier 1 capital to exposure during a parallel run period from 2013 to 2017; and modify the Reserve Bank of India’s Basel II guidelines with respect to credit risk, including counterparty credit risk and credit risk mitigation, and market risk. The guidelines are to be fully implemented by year-end fiscal 2019. Applying the Basel III guidelines, our capital ratios on a consolidated basis at March 31, 2016 were: common equity Tier 1 risk-based capital ratio of 12.9%; Tier 1 risk-based capital ratio of 13.1%; and total risk-based capital ratio of 16.6%.

The capital regulations continue to evolve, both globally and in India. The Reserve Bank of India requires additional capital to be held by banks as a systemic buffer. For instance, in July 2014, the Reserve Bank of India issued guidelines requiring additional common equity Tier 1 capital requirements ranging from 0.2% to 0.8% of risk-weighted assets for domestic banks that are identified as systemically important. The systemic importance of a bank would be determined based on the size, inter-connectedness, substitutability and complexity of the bank, with a larger weightage given to size. We were declared a systemically important bank in India by the

Reserve Bank of India in August 2015 and placed in the first bucket which requires us to maintain additional common equity Tier 1 capital of 0.2% in a phased manner from April 1, 2016. Further, the Reserve Bank of India also released guidelines on implementation of counter-cyclical capital buffers which propose higher capital requirements for banks, ranging from 0% to 2.5% of risk-weighted assets, during periods of high economic growth. The capital requirement would be determined based on certain triggers such as deviation of long-term average credit-to-GDP ratio and other indicators. While these guidelines are already effective, the Reserve Bank of India has stated that current economic conditions do not warrant activation of the counter-cyclical capital buffer. In addition, with the approval of the Reserve Bank of India, banks in India may migrate to advanced approaches for calculating risk-based capital requirements in the medium term. These evolving regulations may impact the amount of capital that we are required to hold. Our ability to grow our business and execute our strategy is dependent on our level of capitalization and we typically raise resources from the capital markets to meet our capital requirements.

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

In June 2014, the Reserve Bank of India released guidelines on liquidity coverage ratio requirements under the Basel III liquidity framework. These guidelines require banks to maintain and report the Basel III liquidity coverage ratio, which is a ratio of the stock of high quality liquid assets and total net cash outflows over the next 30 calendar days. The Reserve Bank of India has also defined categories of assets qualifying as high quality liquid assets and mandated a minimum liquidity coverage ratio of 60.0% from January 1, 2015, which would be increased in a phased manner to a minimum of 100.0% from January 1, 2019. The Reserve Bank of India has also issued a leverage ratio framework which is effective from April 1, 2015 and is measured as the ratio of a bank’s Tier 1 capital and total exposure. Further, the Reserve Bank of India has issued draft guidelines on the net stable funding ratio for banks which is expected to be applicable from January 1, 2018 and would require banks to maintain sufficient funds that are considered as reliable to cover the liquidity requirements and asset maturities coming up over the next one year on an ongoing basis. These requirements together with the existing liquidity and cash reserve requirements may result in Indian banks, including us, holding higher amounts of liquidity, thereby impacting profitability.

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

Our credit risk may be higher than the credit risk of banks in some developed economies. Unlike several developed economies, a nation-wide credit bureau only became operational in India in 2000. This may limit the information available to us about the credit history of our borrowers, especially individuals and small businesses. In addition, the credit risk of our borrowers is often higher than borrowers in more developed economies due to the evolving Indian regulatory, political, economic and industrial environment. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to “priority sectors”, including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Any shortfall may be required to be allocated to investments yielding sub-market returns. See also “—We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in achieving these requirements may be required to be invested in Government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs” and “Business—Loan Portfolio—Directed Lending”. Several of our corporate borrowers have suffered from low profitability because of increased competition from economic liberalization, a sharp decline in commodity prices, high debt burden and high interest rates in the Indian economy, and other factors. An economic slowdown and a general decline in business activity in India could impose further stress on these borrowers’ financial soundness and profitability and thus expose us to increased credit risk. For instance, developments in the Indian economy have led to a rise in non-performing and restructured assets of Indian banks, including us, since fiscal 2014. Such conditions may lead to an increase in the level of our non-performing assets and there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

In addition to credit risks, we also face additional risks as compared with banks in developed economies. We pursue our banking, insurance and other activities in India in a developing economy with all of the risks that come with such an economy. Our activities in India are widespread and diverse and involve employees, contractors, counterparties and customers with widely varying levels of education, financial sophistication and wealth. Although we seek to implement policies and procedures to reduce and manage marketplace risks as well as risks within our own organization, some risks remain inherent in doing business in a large, developing country. We cannot eliminate these marketplace and operational risks, which may lead to legal or regulatory actions, negative publicity or other developments that could reduce our profitability. In the aftermath of the financial crisis, regulatory scrutiny of these risks is increasing. See also “—The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss”.

The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.

We are subject to a wide variety of banking, insurance and financial services laws, regulations and regulatory policies and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. Since the global financial crisis, regulators in India and in the other jurisdictions in which we operate have intensified their review, supervision and scrutiny of many financial institutions, including us. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past, in a range of areas. This increased review and scrutiny or any changes in the existing regulatory supervision framework, increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that all regulators will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations, accounting and taxation norms or regulatory policies. See also “—If regulators continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, our business will suffer”. Regulators may find that we are not in compliance with applicable laws, regulations, accounting and taxation norms or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Such formal or informal actions might force us to make additional provisions for our non-performing assets or otherwise, divest our assets, adopt new compliance programs or policies, remove personnel, reduce dividend or executive compensation or undertake other changes to our business operations. Any of these changes, if required, could reduce our profitability by restricting our operations, imposing new costs or harming our reputation. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment” and “Supervision and Regulation”.

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

Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and ensuing inquiries or investigations by regulatory and enforcement authorities, has resulted, and may result in the future, in regulatory actions, including financial penalties and restrictions on or suspension of the related business operations. Following the release on the Internet in March 2013 of videos forming part of a sting operation on banks and insurance companies in India that purported to show the Bank’s frontline branch employees engaging in conversations that would violate our Group’s Code of Business Conduct and Ethics and could have, if any transactions had been consummated, led to violations of anti-money laundering and ‘know-your-customer’ norms, the Reserve Bank of India undertook investigations at ICICI Bank and over 30 other banks in India. While the Reserve Bank of India’s investigations did not reveal any prima facie evidence of money laundering, the Reserve Bank of India imposed an aggregate penalty of Rs. 665 million (US$10.0 million) on 31 Indian banks, including Rs. 10 million (US$ 0.2 million) on ICICI Bank, for instances of violation of applicable regulations, which we have paid. A penalty of Rs. 1.4 million was also imposed on the Bank in February 2015 by the Financial Intelligence Unit, India, for failure in reporting the attempted suspicious transactions to which the above sting operations pertained. We have filed an appeal against the penalty. Although we have not received any formal notice of investigation, there can be no assurance that these incidents will not be the subject of further investigation by the regulatory authorities, including the tax enforcement authorities.

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

In India, foreclosure on collateral consisting of property can be undertaken directly by lenders by fulfilling certain procedures and requirements (unless challenged in courts of law) or otherwise by a written petition to an Indian court or tribunal. An application, when made (or a legal challenge to the foreclosure undertaken directly), may be subject to delays or administrative requirements that may result in, or be accompanied by, a decrease in the value of collateral. These delays can last for several years and might lead to deterioration in the physical condition or market value of the collateral. In the event a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntary winding up. If a company becomes a “sick unit” (as defined under Indian law, which provides for a unit to be so categorized based on the extent of its accumulated losses relative to its stockholders’ equity), foreclosure and enforceability of collateral is stayed. In some cases, we may repossess collateral in lieu of principal and interest dues but may experience delays in liquidating the collateral. While the Indian parliament has approved legislation introducing a new Insolvency and Bankruptcy Code, there are uncertainties in respect of the timing of its implementation and its impact on recovery of dues by lenders.

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

We earn commission, exchange and brokerage income from a variety of activities, including loan processing, syndication and advisory services for corporate clients with respect to their acquisition and project financing, distribution of retail investment and insurance products, transaction banking and retail credit products. Our commission, exchange and brokerage income is therefore impacted by the level of corporate activity including new financing proposals, the demand for retail financial products and the overall level of economic and trade activity. Our commission, exchange and brokerage income is also impacted by applicable regulations governing various products and segments of financial services and changes in these regulations may adversely impact our ability to grow in this area. For example, in May 2014, the Reserve Bank of India directed banks to remove foreclosure charges on floating rate term loans given to individual borrowers and were prohibited from levying a penalty for non-maintenance of minimum balance in inoperative accounts. The securities regulator has issued regulations restricting charges that may be levied on depositary accounts. The profit on foreign exchange transactions is dependent on foreign exchange market conditions and the risk management strategies of corporate clients. Volatile market conditions may also have an adverse impact on mergers and acquisitions activity by Indian companies, affecting our fee and other incomes related to such activity. Since fiscal 2012, we have witnessed a moderation in growth in our commission, exchange and brokerage income, primarily due to the decline in corporate investment activity and new financing proposals. Various factors could adversely impact our fee income streams in the future and adversely affect our financial performance.

Our international operations increase the complexity of the risks that we face.

Our international profile in multiple jurisdictions exposes us to a variety of regulatory and business challenges and risks, including cross-cultural risk and has increased the complexity of our risks in a number of areas including price risks, currency risks, interest rate risks, compliance risk, regulatory and reputational risk and operational risk. In the aftermath of the financial crisis and in light of enhanced regulations in many countries, we expect to face additional scrutiny in all of these areas and in the management of our international operations. There could be risks arising from political changes in the jurisdictions in which we operate, such as the election by a majority of voters in the United Kingdom to withdraw from the European Union in a national referendum in June 2016. We also face risks arising from our ability to manage inconsistent legal and regulatory requirements in the multiple jurisdictions in which we operate. Our businesses are subject to changes in legal and regulatory requirements and it may not be possible to predict the timing or nature of such changes. Business opportunities in these jurisdictions will also determine the growth in our operations.

The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. Regulatory changes globally and in specific markets, including increased regulatory oversight following the global financial crisis, may impact our ability to execute our strategy and deliver returns on capital invested in our international subsidiaries. Our banking subsidiaries in the United Kingdom and Canada have in the past focused primarily on leveraging their deposit franchises in these markets to extend financing to Indian companies for their operations in India and globally, including the financing of overseas acquisitions by Indian companies through structured transactions. In view of the position taken by these subsidiaries’ respective regulators in connection with cross-border risk and exposure concentration, these subsidiaries have reduced their business volumes, resulting in a high level of capital relative to assets in ICICI Bank Canada and impacting the return on the capital invested by ICICI Bank in these subsidiaries. While these subsidiaries are focused on growing their business within the current regulatory framework, the opportunities to do so may be limited. Further, while we are seeking to rationalize the capital invested in our overseas banking subsidiaries and these subsidiaries have repatriated a part of their excess capital to ICICI Bank, there can be no assurance that we will be able to achieve further capital rationalization through repatriation or otherwise. Further, recent global developments including decline in crude oil prices and the United Kingdom’s decision to exit from the European Union are expected to slow down economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past” and “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Our overseas branches and banking subsidiaries undertake select local banking businesses, including lending to multinational and local corporations, small businesses, property backed lending and insured mortgages, which may be impacted by global and local economic conditions. They have also made investments in bonds, certificates of deposits, mortgage backed securities, treasury bills, credit derivatives and asset-backed commercial paper. The global financial and economic crisis resulted in mark-to-market and realized losses on our overseas and other subsidiaries’ investment and derivative portfolios, increased the regulatory scrutiny of our international operations, constrained our international debt capital market borrowings and increased our cost of funding. If we are unable to manage these risks, our business would be adversely affected.

Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including deposits from corporate customers and interbank deposits. Our customer deposits generally have a maturity of less than one year. However, a large portion of our assets have medium-or long-term maturities, creating the potential for funding mismatches. For example, our project finance loans typically have longer-term maturities compared to our funding profile. Our ability to raise fresh deposits and grow our deposit base depends in part on our ability to expand our network of branches, which in the past required the prior approval of the Reserve Bank of India. We have recently significantly expanded our branch network pursuant to the Reserve Bank of India’s authorizations for establishing new branches, and the Reserve Bank of India has also permitted banks to freely open new branches subject to certain conditions since September 2013. See also “Supervision and Regulation— Regulations Relating to the Opening of Branches”. Our new branches typically operate at lower efficiency levels, as compared to our existing branches, and although we intend to increase their efficiency over time, any inability to use these branches productively, or substantial delays in achieving desired levels of productivity, may have an impact on our ability to grow our deposit base to the desired extent.

In 2008, following the bankruptcy of Lehman Brothers and the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, negative rumors were circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. Furthermore, a part of our loan and investment portfolio, consisting primarily of the loan and investment portfolios of our international branches and subsidiaries is denominated in foreign currencies, including the U.S. dollar. Our international branches are primarily funded by debt capital market issuances and syndicated/bilateral loans, while our international subsidiaries generally raise deposits in their local markets. We have certain borrowings that would be affected by a one or two notch downgrade of the Bank’s current credit rating. These borrowings amount to approximately 2% of our total borrowings at March 31, 2016. If an international credit rating agency downgrades the Bank’s credit rating by one or two notches, we would be required to pay an increased interest rate on certain borrowings, and for certain borrowings, we would be required to re-negotiate a new interest rate with our lenders. If we are not able to reach an agreement for an interest rate with a lender, the lender could require us to prepay the outstanding principal amount of the loan. Volatility in the international debt markets may constrain our international capital market borrowings. There can be no assurance that our international branches and subsidiaries will be able to obtain funding from the international debt markets or other sources in a timely manner on terms acceptable to them or at all. This may adversely impact our ability to replace maturing borrowings and fund new assets. In addition, borrowers who have taken foreign currency loans from us may face challenges in meeting their repayment obligations on account of market conditions and currency movements. See also “—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs”, “—Risks Relating to India and Other Economic and Market Risks—Financial difficulty and other problems in certain financial institutions in India could adversely affect our business and the price of our equity shares and ADSs” and— “Our international operations increase the complexity of the risks that we face”.

The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment.

The global financial crisis has led to significant and unprecedented changes in the laws, regulations and regulatory policies of India and the other jurisdictions in which we operate. Changes in laws, regulations or regulatory policies, including changes in the interpretation or application of such laws, regulations and regulatory policies, may adversely affect the products and services we offer, the value of our assets or the collateral available for our loans or our business in general. Recent regulatory changes as well as changes currently under discussion, such as changes with respect to Basel III risk-based and leverage capital requirements, Basel III liquidity requirements; restrictions on cross-border capital flows; enhanced emphasis on local lending obligations in overseas jurisdictions; changes in directed lending regulations in India; using national benchmark indices for pricing bank products; concentration of large exposures in banks and collateral management; continuous licensing of universal banks; and discussions on management compensation, board governance, consumer protection and risk management, among other areas, are expected to have an impact on our business and our future strategy. These changes could require us to reduce or increase our business in specific segments, impact our overall growth and impact our return on capital. For instance, our wholly owned banking subsidiaries in the United Kingdom and Canada reduced their business volumes after fiscal 2009 in response to the changes in the regulatory environment, which has impacted their growth and profitability. While both these subsidiaries are focused on growing their business within the current regulatory framework, the opportunities to do so may be limited. Further, while both these subsidiaries are focused on optimizing their capital base and have repatriated capital and made dividend payments to ICICI Bank in the recent past, such measures are subject to regulatory approvals. There can be no assurance regarding the timing or grant of such approvals in the future. The Reserve Bank of India has moved to a risk-based supervision approach for Indian banks, including us, and may require banks to hold additional capital over and above the minimum regulatory requirements based on its assessment of risks for individual banks.

Changes in laws, regulations and regulatory policies, or the interpretation or application thereof, have and we expect will continue to lead to enhanced regulatory oversight and scrutiny and increased compliance costs. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past. This increased scrutiny increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that any regulator will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy, management functioning or other measures of the safety and soundness of our operations. See also “—If regulators continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, our business will suffer”. In addition, regulators may find that we are not in compliance with applicable laws, regulations or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Our ability to predict future legal or regulatory changes is limited and we may face enhanced legal or regulatory burdens without advance notice. For example, the Reserve Bank of India, in its guidelines for new private sector banking licenses issued in February 2013, has mandated new banks pursuant to the issuance of such licenses, to be set up under a financial holding company structure. In future, such requirements may be extended to existing banks in India, including us. Also, the Reserve Bank of India has released a discussion paper on a new banking structure in India. See also “Overview of the Indian Financial Sector—Structural Reforms”. Any such regulatory or structural changes may result in increased expenses, operational restrictions, increased competition or revisions to our business operations, which may reduce our profitability or force us to forego potentially profitable business opportunities. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”.

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

Reputation risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. The reputation of the financial services industry in general has been closely monitored as a result of the financial crisis and other matters affecting the financial services industry. Negative public opinion about the financial services industry generally or us specifically could adversely affect our ability to keep and attract customers, and expose us to litigation and regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices and specific credit exposures, the level of non-performing loans, corporate governance, regulatory compliance, mergers and acquisitions, and related disclosure, sharing or inadequate protection of customer information, and actions taken by government, regulators and community organizations in response to that conduct. Although we take steps to minimize reputation risk in dealing with customers and other constituencies, we, as a large financial services organization are inherently exposed to this risk. Our subsidiaries’ businesses include mutual fund, portfolio and private equity fund management, which are exposed to various risks including diminution in value of investments and inadequate liquidity of the investments. We also distribute products of our insurance, asset management and private equity subsidiaries. Investors in these funds and schemes may allege mismanagement or weak fund management as well as mis-selling and conflicts of interest which may impact our overall reputation as a financial services group and may require us to support these businesses with liquidity and may result in a reduction in business volumes and revenues from these businesses. We are also exposed to the risk of litigation by customers across our businesses.

We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks.

We may seek opportunities for growth through acquisitions or be required to undertake mergers mandated by the Reserve Bank of India under its statutory powers. We have undertaken mergers and acquisitions in the past. Most recently, the Bank of Rajasthan, a private sector bank, merged with us effective August 12, 2010. In the past, the Reserve Bank of India has ordered mergers of weak banks with other banks primarily in the interest of depositors of the weak banks. More recently, the Indian government has indicated that public sector banks should pursue consolidation to create a smaller number of banks that are individually large in scale. We may in the future examine and seek opportunities for acquisitions in countries where we currently operate. Our non-banking subsidiaries in India may also undertake mergers and acquisitions. Any future acquisitions or mergers, both Indian or international, may involve a number of risks, including the possibility of a deterioration of asset quality, financial impact of employee related liabilities, diversion of our management’s attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalize operations, or develop the skills required for new businesses and markets, or unknown and known liabilities including any ongoing litigation, claims or disputes concerning such acquisition, merger, its shareholders, share capital or its legal and regulatory compliance obligations or practices, some or all of which could have an adverse effect on our business.

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

As discussed above, in the past, concerns over India’s current account deficit and changes in capital flows due to changes in U.S. monetary policy have caused the rupee to depreciate against the dollar. See “—Risks relating to India and Other Economic and Market Risks—Current account deficits, including trade deficits, and capital flow and exchange rate volatility could adversely affect our business and the price of our equity shares and ADSs”. Some of our borrowers with foreign exchange and derivative exposures may be adversely impacted by the depreciation of the rupee. These include borrowers impacted by higher rupee denominated interest or principal repayment on unhedged foreign currency borrowings; increases in the cost of raw material imports where there is limited ability to pass through such escalations to customers; and the escalation of project costs due to higher imported equipment costs; and borrowers that may have taken adverse positions in the foreign exchange markets. The failure of our borrowers to manage their exposures to foreign exchange and derivative risk, particularly adverse movements and volatility in foreign exchange rates, may adversely affect our borrowers and consequently the quality of our exposure to our borrowers and our business volumes and profitability.

In January 2014, the Reserve Bank of India issued guidelines requiring higher capital and provisioning requirements for banks on their exposures to companies having unhedged foreign currency exposure, based on an assessment of likely loss on such exposures compared to the earnings of the corporate. An increase in non-performing or restructured assets on account of our borrowers’ inability to manage exchange rate risk and any increased capital or provisioning requirement against such exposures may have an adverse impact on our profitability, our business and the price of our equity shares and ADSs. We have adopted certain risk management policies to mitigate such risk. However, there is no assurance that such measures will be fully effective in mitigating such risks.

Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business.

The rapid growth of our retail loan business and our rural initiative exposes us to increased risks within India including higher levels of non-performing loans in our unsecured retail credit portfolio, increased operational risk, increased fraud risk and increased regulatory and legal risk. Since fiscal 2012 we have focused on scaling up our retail lending volumes and since fiscal 2015, we have also seen an increase in our retail unsecured portfolio. Our retail loan portfolio grew by 21.9% in fiscal 2016 compared to an increase of 13.1% in our overall gross loan portfolio. Further, we are also focusing on scaling up our business and distribution network in rural areas. While we have taken measures to address the risks in these businesses, there can be no assurance that the businesses would perform according to our expectations or that there would not be any adverse developments in these businesses in the future. Our inability to manage such risks may have an adverse impact on our future business and strategy, our asset quality and profitability and the price of our equity shares and ADSs.

Our industry is very competitive and our strategy depends on our ability to compete effectively.

Within the Indian market, we face intense competition from other commercial banks, investment banks, insurance companies and non-bank finance companies. Some Indian public and private sector banks have experienced higher growth and increase in market shares relative to us. The Reserve Bank of India has issued licenses to two new private sector banks, and in-principle licenses to 11 payments banks (some of whom have subsequently indicated that they would not pursue the establishment of payments banks) and 10 small finance banks. The Reserve Bank of India has also issued draft guidelines with respect to a continuous licensing policy for universal banks in the private sector. The expansion of existing competitors or the entry of new competitors could increase competition. Further, technology innovations in mobility and digitization of financial services require banks to continuously develop new and simplified models for offering banking products and services. Innovations in the payments system and increasing use of mobile banking are leading to emergence of new platforms for cashless payments. These trends in technology could increase competitive pressures on banks, including us, to adapt to new operating models and upgrade back-end infrastructure on an ongoing basis. There is no assurance that we will be able to continue to respond promptly to new technology developments, and be in a position to dedicate resources to upgrade our systems and compete with new players entering the market. In addition, the moderation of growth in the Indian banking sector may lead to greater competition for business opportunities.

We face competition from non-banking finance companies that are lending in segments in which banks also have a presence, including home loans and vehicle loans. Their presence in the market may grow during periods when banks are unable to grow their advances due to challenges and stress in other businesses. There is no assurance that we will be able to effectively compete with these non-banking finance companies at all times. Further, changes in the banking sector structure due to consolidation as well as entry of new competitors may lead to volatility and new challenges and may increase pressures on banks to remain competitive.

In October 2013, the Reserve Bank of India completely deregulated branch licensing requirements and banks are permitted to open branches across Tier 1 to Tier 6 centers without the prior approval of the Reserve Bank of India, subject to them maintaining a prescribed proportion of 25% of their incremental branches in rural and semi-urban areas. Banks are also allowed to merge, close or shift a branch in metropolitan and urban centers without prior approval. See also “Supervision and Regulation—Regulations Relating to the Opening of Branches”.

The Reserve Bank of India has also released the framework for the presence of foreign banks in India, and has proposed according treatment substantively similar to domestic banks for foreign banks, based on the principles of reciprocity and subsidiary mode of presence. In May 2014, the Reserve Bank of India released the report of the committee constituted to review the governance of boards of banks in India which, among others, has proposed several measures aimed at improving the governance, ownership and board oversight of public sector banks. Following these recommendations, the Government split the position of chairman and managing director in public sector banks such that one person is no longer permitted to hold both positions. Any changes in the banking structure in India, including the entry of new banks, greater competition between existing players and improvement in the efficiency and competitiveness of existing banks, may have an adverse impact on our business. Due to competitive pressures, we may be unable to successfully execute our growth strategy or offer products and services at reasonable returns and this may adversely impact our business. See also “Business—Competition” and “Overview of the Indian Financial Sector—Commercial Banks—Foreign Banks”.

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

The Indian financial markets have in recent years experienced, and continue to experience, changes and developments aimed at reducing the cost and improving the quality of service delivery to users of financial services. We may experience an adverse impact on the cash float and fees from our cash management business resulting from the development and increased usage of payment systems, as well as other similar structural changes. Some structural changes in banking transactions in India include free access for a customer of any bank to ATMs of all other banks with restrictions on the amount and number of transactions. Furthermore, the Reserve Bank of India, from time to time, also imposes limits on transaction charges levied by banks on customers, including those on cash and card transactions. Banks were directed to remove foreclosure charges on home loans and floating rate term loans given to individual borrowers. Banks were prohibited from levying penalty on non-operative accounts for non-maintenance of minimum balance. Such developments may adversely impact the profitability of banks, including us, by reducing float balances and fee incomes, and increasing costs. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Our subsidiaries are also subject to similar risks. For example, in the Union Budget for fiscal 2015, the Finance Minister announced an increase in the long-term capital gains tax rate on investments in debt mutual funds from 10% to 20% and also increased the minimum holding period for qualification as a long-term investment from 12 months to 36 months. Further, starting from April 2015, the Association of Mutual Funds of India has introduced a cap of 100 basis points on upfront commission for all mutual fund schemes. These changes may have an impact on the inflows and earnings of asset management companies, including our asset management subsidiary and also affect our fee and other incomes related to such activity. See also “—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the price of our equity shares and ADSs.

Although our insurance businesses are profitable and we currently do not anticipate they would require additional capital, additional capital may be required to support the business which may, among other reasons, arise due to regulatory requirements. For instance, in the past, in accordance with an order of the Insurance Regulatory and Development Authority of India, all general insurance companies in India, including our general insurance subsidiary, ICICI Lombard General Insurance Company Limited, were required to provide for losses on the third-party motor pool (a multilateral arrangement for insurance in respect of third-party claims against commercial vehicles, the results of which were shared by all general insurance companies in proportion to their overall market share). Since the losses were allocated to general insurance companies based on their overall market shares, the profitability and solvency ratio of our general insurance subsidiary were adversely impacted. Accordingly, we invested Rs. 740.0 million of capital into our general insurance subsidiary in fiscal 2013. Our ability to invest additional capital in these businesses is subject to the Reserve Bank of India’s regulations on capital adequacy and its para-banking guidelines that prescribe limits for our aggregate investment in financial sector enterprises. All such investments require prior approval of the Reserve Bank of India. See also “—Loss reserves for our general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary”.

Any additional capital requirements of our insurance subsidiaries and restrictions on our ability to capitalize them could adversely impact their growth, our future capital adequacy, our financial performance and the price of our equity shares and ADSs.

The Insurance Laws (Amendment) Act, 2015, increased the foreign shareholding limit in insurance companies from 26.0% to 49.0%, subject to the companies being Indian-owned and controlled and to regulatory approval. During fiscal 2016, Fairfax Financial Holdings and ICICI Bank agreed that Fairfax Financial Holdings would increase its shareholding in ICICI Lombard General Insurance Company by 9.0%. The transaction was completed in March 2016, with the resultant share ownership in ICICI Lombard General Insurance Company of ICICI Bank and Fairfax Financial Holdings Limited at approximately 64% and 35%, respectively. We also sold 6.0% stake in our life insurance subsidiary, ICICI Prudential Life Insurance Company, to financial investors during fiscal 2016. On completion of the transaction, our share ownership in ICICI Prudential Life Insurance Company reduced from approximately 74% to 68%. Our board of directors has approved a further sale of up to approximately 12.7% out of our shareholding in ICICI Prudential Life Insurance Company through an offer for sale in an initial public offering of the company’s shares, subject to necessary approvals and market conditions, and ICICI Prudential Life Insurance Company has filed a draft red herring prospectus dated July 15, 2016 with the Securities and Exchange Board of India for the proposed public offering. However, there is no assurance that we will be able to undertake further monetization of our investments in our insurance subsidiaries, through this proposed public offering or otherwise, or of the level of valuation of the insurance subsidiaries at which such monetization may take place. See also “Business—Overview of Our Products and Services—Insurance” and “—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

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

The Indian life insurance sector has experienced significant regulatory change in recent years. In fiscal 2011, the Insurance Regulatory and Development Authority of India changed the regulations relating to unit-linked life insurance products. Subsequently, the Insurance Regulatory and Development Authority of India also issued revised regulations relating to non-linked life insurance products, which became effective during fiscal 2014. The key changes related to commissions payable to agents and distributors, lapse of policies, surrender values and minimum death benefits. As a result of these changes, the life insurance sector experienced low growth and changes in the product mix in recent years, as life insurance companies were required to modify their products and distribution strategies. While there was initially a shift in the product mix towards non-unit linked products, more recently the share of unit-linked products has increased driven by favorable cost structures of these products from a customer perspective, as well as by improved capital market conditions. Linked products contributed to 83.3% of the retail weighted received premium of ICICI Prudential Life Insurance Company in fiscal 2016, compared to 84.8% of the retail weighted received premium in fiscal 2015, and 66.5% in fiscal 2014. The demand for these products may be influenced by any volatility or downturn in capital markets. The regulatory changes have also resulted in reduced profit margins on life insurance products. In fiscal 2015, the Insurance Laws (Amendment) Act, 2015, amended the existing statute to provide that no policy of life insurance shall be called in question on any grounds, including misstatement of facts or fraud, at any time after three years from the date of the policy, i.e., from the date of issuance of the policy, commencement of risk, revival of the policy or the rider to the policy, whichever is later. The Insurance Regulatory Development Authority of India has from time to time proposed changes to the regulations governing distribution of insurance products by corporate agents, including banks. ICICI Bank is a corporate agent of its insurance subsidiaries and accounts for a significant portion of the business volumes of its life insurance subsidiary. While the latest regulatory proposals are not expected to impact this activity significantly, any future regulatory restrictions may require our insurance subsidiaries to change their distribution strategies, which may result in increased costs and lower business volumes, as well as impacting ICICI Bank’s distribution of their products and the associated fee income.

ICICI Lombard General Insurance Company’s gross written premiums (excluding its share of declined risk pool and inward reinsurance) increased by 21.2% from Rs. 66.8 billion during fiscal 2015 to Rs. 80.9 billion during fiscal 2016. There can be no assurance of the future rates of growth in the insurance business. Further, our general insurance subsidiary has also been adversely impacted by higher losses on the mandated third-party motor insurance pool, which resulted in a loss of Rs. 4.2 billion in fiscal 2012 for the subsidiary. This subsidiary has been making profits since fiscal 2013. See also “—Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the price of our equity shares and ADSs” and “Supervision and Regulation—Regulations Governing Insurance Companies”.

A slowdown in growth in the Indian economy, further regulatory changes or customer dissatisfaction with our insurance products could adversely impact the future growth of these businesses. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Any slowdown in these businesses and in particular in the life insurance business could have an adverse impact on our business and the price of our equity shares and ADSs.

The proposed initial public offerings of our life insurance subsidiary may not be completed, and if completed, will increase the complexity of our business.

Our board of directors has approved the further sale of up to approximately 12.65% out of our shareholding in ICICI Prudential Life Insurance Company through an offer for sale in an initial public offering of the company’s shares, subject to necessary approvals and market conditions, and ICICI Prudential Life Insurance Company has filed a draft red herring prospectus with the Securities and Exchange Board of India for the proposed public offering.

However, adverse developments in the financial markets, the Indian life insurance industry, or in the business of our life insurance subsidiary, in addition to various other factors, may result in our failure to complete the proposed initial public offering on the terms currently contemplated, or at all. Our inability to complete the initial public offering on the terms currently contemplated, or at all, may adversely affect our results of operation and financial condition.

If completed, the proposed initial public offering will lead to increased complexity in our business. Upon becoming a publicly traded company, our life insurance subsidiary will have to begin interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. If our and our subsidiary’s management teams are not able to successfully or efficiently manage our subsidiary’s transition to being a public company, increased oversight and continuous scrutiny of securities analysts and investors, it could adversely affect our business, results of operations and financial condition.

Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves and other actuarial information.

The assumptions our life insurance subsidiary makes in assessing its life insurance reserves and computing other actuarial information may differ from what it experiences in the future. These assumptions include the assessment of the long-term development of interest rates, investment returns, the allocation of investments between equity, fixed income and other categories, persistency, mortality and morbidity rates, policyholder lapses, policy discontinuation and future expense levels. In addition, there is risk that the model used to estimate life and health insurance reserves based on such assumptions is itself incorrect.

Our life insurance subsidiary monitors its actual experience of these assumptions and to the extent that it considers any deviation from assumption to continue in the longer term, it refines its long-term assumptions. Changes in any such assumptions may lead to changes in the estimates of life and health insurance reserves and other actuarial information. Such changes may also impact the valuation of our life insurance subsidiary by existing or potential investors, and the valuation at which any future monetization of our shareholding in the life insurance subsidiary takes place, if at all.

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

The financial results of our insurance subsidiaries could be materially adversely affected by the occurrence of catastrophe.

Portions of our general insurance subsidiary’s business may cover losses from unpredictable events such as hurricanes, windstorms, monsoons, earthquakes, fires, industrial explosions, floods, riots and other man-made or natural disasters, including acts of terrorism. The incidence and severity of these catastrophes in any given period are inherently unpredictable.

In addition, our life insurance subsidiary’s operations are also exposed to claims arising out of catastrophes due to increased mortality and morbidity claims of affected customers. In addition, catastrophes could result in losses in the investment portfolios of our life insurance subsidiary due to, among other reasons, the failure of its counterparties to perform their obligations or significant volatility or disruption in the financial markets.

Although our subsidiaries monitor their overall exposure to catastrophes and other unpredictable events in each geographic region and determine their underwriting limits related to insurance coverage for losses from catastrophic events, the subsidiaries generally seek to reduce their exposure through the purchase of reinsurance, selective underwriting practices and by monitoring risk accumulation. Claims relating to catastrophes may result in unusually high levels of losses and may require additional capital to maintain solvency margins and could have a material adverse effect on our financial position or results of operations.

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

Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Our branch network expansion, our rural initiative, our international growth and our expansion to product lines such as insurance may create additional challenges with respect to managing the risk of fraud due to increased geographical dispersion and use of intermediaries. See also “Operating and Financial Review and Prospects—Provisions for Restructured Loans and Non-performing Assets” and “Business—Risk Management—Operational Risk”. Physical or electronic break-ins, security breaches or other disruptions caused by power disruptions or the increased use of technology could also affect the security of information stored in and transmitted through our computer systems and network infrastructure. Technology has been undergoing a rapid evolution driven by mobility, cloud computing and social networks and this has led to increased cyber threats such as distributed denial of service attacks, spear phishing attacks and proliferation of malware and trojans. Given our focus on technology and presence in diverse geographies, we are exposed to such attacks which may impact the confidentiality, integrity or availability of data pertaining to us or our customers, which in turn may cause damage to our reputation and adversely impact our business and financial results. While we maintain insurance coverage that may, in accordance with the policy terms and conditions, cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses. We have a governance framework in place for security and has implemented information security policies, procedures and technologies. However, considering that technology is currently in a phase of rapid evolution and considering that the methods used for cyber-attacks are also changing frequently or, in some cases, are not recognized until an actual attack, we may not be able to anticipate or to implement effective preventive measures against all security breaches. Like many other large global financial institutions, we have also experienced a distributed denial of services attack which was intended to disrupt customer access to our main portal. While our monitoring and mitigating controls were able to detect and effectively respond to this incident, there can be no assurance that these security measures will be successful in the future. A significant failure in security measures could have a material adverse effect on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

System failures could adversely impact our business.

Given the large share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. We have also launched delivery of banking services through mobile phones, apart from ATMs, call centers and the Internet. While we have procedures to monitor for and prevent system failures, and to recover from system failures in the event they occur, there is no guarantee that these procedures will successfully prevent a system failure or allow us to recover quickly from a system failure. In the event that our data center is severely impacted due to a major power outage, floods, earthquakes, internet link failures or other events, while we have a secondary disaster recovery data center, recovery of some of our systems and services may be delayed, thereby adversely impacting our operations and customer service levels. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of our customer service and could result in enhanced regulatory scrutiny and business and financial losses that would adversely affect the price of our equity shares and ADSs. Regulatory scrutiny in this area is increasing. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”.

A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

We are regularly assessed by the government of India’s tax authorities, and on account of outstanding tax demands we have included in contingent liabilities Rs. 39.9 billion in additional taxes in excess of our provisions at March 31, 2016. These additional tax demands mainly relate to issues disputed by us and the tax authorities, such as the disallowance of depreciation on leased assets, disallowance of expenditure incurred towards exempt income, withdrawal of a special reserve, marked-to-market losses, double taxation of income of two of our venture capital funds and indirect tax matters. The Rs. 39.9 billion included in our contingent liabilities does not include further disputed tax assessments amounting to Rs. 39.7 billion mainly relating to bad debts written off and penalties levied, where the possibility of liability arising has been considered remote based on favorable Supreme Court decisions in other similar cases. See also “Business—Legal and Regulatory Proceedings”.

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

Our business has become more complex with both product line expansion including the insurance area and geographic expansion internationally and through the rural initiatives. Our continued success depends in part on the continued service of key members of our management team and our ability to continue to attract, train, motivate and retain highly qualified professionals. This is a key element of our strategy and we believe it to be a significant source of competitive advantage. The successful implementation of our strategy depends on the availability of skilled management, both at our head office and at each of our business units and international locations and on our ability to attract and train young professionals. A substantial portion of our compensation structure for middle and senior management is in the form of employee stock options, and dependent on the market price of our equity shares. Depending on market and business conditions, we may decide to reduce our employee strength in certain of our businesses. Further, increased competition, including the entry of new banks into an already competitive sector, may affect our ability to hire and retain qualified employees. If we or one of our business units or other functions fail to staff operations appropriately, or lose one or more key senior executives or qualified young professionals and fail to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including our control and operational risks, may be adversely affected. Likewise, if we fail to attract and appropriately train, motivate and retain young professionals or other talent, our business may likewise be affected. See also “Business—Employees”.

Adoption of a different basis of accounting or new accounting standards may result in changes in our reported financial position and results of operations for future and prior periods.

The financial statements and other financial information included or incorporated by reference in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. The Institute of Chartered Accountants of India has issued Ind AS (a revised set of accounting standards) which largely converges the Indian accounting standards with International Financial Reporting Standards. The Ministry of Corporate Affairs, which is the law making authority for adoption of accounting standards in India, has notified these Ind AS for adoption. Further, the ministry has also issued a roadmap for transition to Ind AS by Indian companies in a phased manner starting from April 1, 2016. For banking companies, non-banking finance companies and insurance companies, the implementation of Ind AS will begin from April 1, 2018. Accordingly, ICICI Bank and our group companies, would report its financials as per Ind AS from April 1, 2018 onwards. Further, we may issue financial statements under International Financial Reporting Standards prior to the schedule that may be announced by Indian regulators, for compliance with regulations in certain jurisdictions where we have operations or where our securities are listed. Financial statements prepared under standards different from existing GAAP may diverge significantly from the financial statements and other financial information included or incorporated by reference in this annual report. The major areas of differences include classification and mark-to-market accounting of financial assets, impairment of financial assets, accounting of loan processing fees and costs, amortization of premium/discount on purchase of financial assets, employee stock option, deferred tax and consolidation accounting.

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

The Life Insurance Corporation of India, the General Insurance Corporation of India and other government-owned general insurance companies, all of which are directly controlled by the Indian government, are among our principal shareholders. At June 30, 2016, the Life Insurance Corporation of India held 10.4% and the General Insurance Corporation of India and other government-owned general insurance companies held 1.7% of our outstanding equity shares. See also “Business—Shareholding Structure and Relationship with the Government of India”. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and ADSs. The Reserve Bank of India, in exercise of powers conferred by the Banking Regulation Act has notified a ceiling on voting rights in a banking company for single shareholder of 15.0%. Deutsche Bank Trust Company Americas held approximately 25.4% of our equity shares at June 30, 2016 as depositary for ADS holders and currently votes on only 15.0% of these shares as per the ceiling notified by the Reserve Bank of India. In addition, under the terms of our deposit agreement, Deutsche Bank Trust Company Americas must vote these shares as directed by our Board of Directors. See “Overview of the Indian Financial Sector—Structural Reforms—Amendments to the Banking Regulation Act”.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the Bombay Stock Exchange Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE and the NSE halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. The Indian securities markets experienced rapid appreciation during fiscal 2006 but underwent a sharp correction in May 2006. The markets experienced a recovery thereafter and the BSE Sensex reached an all-time high of 20,873 on January 8, 2008 but subsequently experienced a sharp correction, with the BSE Sensex declining to 8,160 on March 9, 2009. In the 24 months since then, the equity markets had recovered with the BSE Sensex at 19,445 at year-end fiscal 2011. However, the European debt crisis, volatile crude oil prices and concerns on growth in India caused a decline in the domestic equity markets with the BSE Sensex at 17,404 at March 30, 2012. The markets have recovered subsequently and at year-end fiscal 2016 the BSE Sensex was at 25,342. In recent years, there have been changes in laws and regulations regulating the taxation of dividend income, which have impacted the Indian equity capital markets. See also “Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

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

In certain circumstances, capital gains arising on the sale of the underlying equity shares are subject to Indian capital gains tax. Investors are advised to consult their own tax advisers and to carefully consider the potential tax consequences of owning ADSs or underlying equity shares. See also “Taxation—Indian Tax”.

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

Business

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. We are the largest private sector bank in India in terms of total assets on a consolidated basis. Apart from banking products and services, we offer life and general insurance, asset management, securities brokering and private equity products and services through our specialized subsidiaries. Our total assets at year-end fiscal 2016 were Rs. 9,187.6 billion. Our capital and reserves at year-end fiscal 2016 were Rs. 941.1 billion. In fiscal 2016, we earned a net profit of Rs. 101.8 billion compared to Rs. 122.5 billion in fiscal 2015.

Our primary business consists of commercial banking operations for Indian corporate and retail customers. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of third party insurance and investment products. We also offer agricultural and rural banking products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, the internet, social media and mobile phones. ICICI Bank had a network of 4,450 branches and 13,766 ATMs in India at year-end fiscal 2016.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, Indian businesses, select local businesses and multi-national corporations, and insured mortgage products in our Canadian subsidiary, as well as offering deposit products to the larger community. Our overseas branches take deposits, raise borrowings and make loans primarily to Indian companies for their overseas operations as well as for their foreign currency requirements in India. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Sri Lanka, Hong Kong, Qatar Finance Centre, the United States, South Africa and Bahrain and representative offices in the United Arab Emirates, Bangladesh, Malaysia and Indonesia. Our subsidiary in the United Kingdom has established a branch in each of Antwerp, Belgium and Frankfurt, Germany. Our subsidiaries in the United Kingdom and Canada and our branches in Bahrain, Dubai, Singapore and Hong Kong have the largest share of our international assets and liabilities. See also “Risk factors— Risks Relating to Our Business—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”.

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

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company in India during fiscal 2016, with a market share of 11.3% in new business written (on retail weighted new business premium basis) according to the Life Insurance Council. ICICI Prudential Pension Funds Management Company Limited, a 100% subsidiary of ICICI Prudential Life Insurance Company, is one of the fund managers for the pension assets of Indian citizens (other than the mandated pension funds of government employees) under the National Pension System. This pension scheme was launched by the Indian government in 2004 for all citizens on a voluntary basis, and has allowed professional fund managers to invest the scheme’s funds since 2008. ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2016, with a market share of 8.4% in gross written premium according to the General Insurance Council. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the largest mutual fund in India in terms of average funds under management for the three months ended March 31, 2016 according to the Association of Mutual Funds in India. We cross-sell the products of our insurance and asset management subsidiaries and of other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities and fixed income market operations, respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc. that in turn has an operating subsidiary in the United States, ICICI Securities Inc., which is engaged in brokerage services. Our subsidiary ICICI Venture Funds Management Company, manages funds that make private equity investments. In fiscal 2013, ICICI Bank, in partnership with domestic and international banks and financial institutions, launched India’s first infrastructure debt fund structured as a non-banking finance company in which ICICI Bank and a wholly owned subsidiary together have a shareholding of 31.0%.

Our legal name is ICICI Bank Limited but we are known commercially as ICICI Bank. We were incorporated on January 5, 1994 under the laws of India as a limited liability corporation. The duration of ICICI Bank is unlimited. Our principal corporate office is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, India, our telephone number is +91 22 2653 1414 and our website address is www.icicibank.com. None of the contents of our and our subsidiaries’ websites are incorporated in this annual report. Our agent for service of process in the United States is Mr. Akashdeep Sarpal, Joint General Manager, ICICI Bank Limited, New York Branch, 500 Fifth Avenue, Suite 2830, New York, New York 10110.

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

The issue of universal banking, which in the Indian context means conversion of long-term lending institutions such as ICICI into commercial banks, had been discussed at length in the late 1990s. Conversion into a bank offered ICICI the ability to accept low-cost demand deposits and offer a wider range of products and services, and greater opportunities for earning non-fund based income in the form of banking fees and commissions. ICICI Bank also considered various strategic alternatives in the context of the emerging competitive scenario in the Indian banking industry. ICICI Bank identified a large capital base and size and scale of operations as key success factors in the Indian banking industry. In view of the benefits of transformation into a bank and the Reserve Bank of India’s pronouncements on universal banking, ICICI and ICICI Bank merged in 2002.

Shareholding Structure and Relationship with the Government of India

The following table sets forth, at June 30, 2016, certain information regarding the ownership of our equity shares.

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
Government Controlled Shareholders:
Life Insurance Corporation of India	10.4%	607,719,713
General Insurance Corporation of India and government-owned general insurance companies	1.7	101,586,160
UTI and UTI Mutual Fund	0.8	45,113,848
Other government-controlled institutions, mutual funds, corporations and banks	0.2	11,797,493
Total government-controlled shareholders	13.1	766,217,214
Other Indian investors:
Individual domestic investors(1),(2)	6.1	356,448,362
Mutual funds and banks (other than government-controlled mutual funds and banks) (2)	10.1	585,487,037
Other Indian corporations and others(2)	5.6	322,899,050
Total other Indian investors	21.8	1,264,834,449
Total Indian investors	34.9	2,031,051,663
Foreign investors:
Deutsche Bank Trust Company Americas, as depositary for ADS holders	25.4	1,476,461,326
Dodge and Cox International Stock Fund	6.4	371,911,985
Europacific Growth Fund	2.2	130,051,772
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(2)	31.1	1,807,445,234
Total foreign investors	65.1	3,785,870,317
Total	100.0%	5,816,921,980

(1)	Executive officers and directors (including non-executive directors) as a group held about 0.06% of ICICI Bank’s equity shares at June 30, 2016.

(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.

The holding of government-controlled shareholders was 13.1% at June 30, 2016 against 11.2% at June 30, 2015 and 11.0% at June 30, 2014. The holding of Life Insurance Corporation of India was 10.4% at June 30, 2016 against 8.5% at June 30, 2015 and 8.3% at June 30, 2014.

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

The holding of other Indian investors was 21.8% at June 30, 2016 against 19.2% at June 30, 2015 and 19.5% at June 30, 2014. The total holding of Indian investors was 34.9% at June 30, 2016 against 30.4% at June 30, 2015 and 30.5% at June 30, 2014. The holding of foreign investors was 65.1% at June 30, 2016 against 69.6% at June 30, 2015 and 69.5% at June 30, 2014. See “Supervision and Regulation—Reserve Bank of India Regulations—Ownership Restrictions”. Deutsche Bank Trust Company Americas holds the equity shares represented by 738 million American Depositary Receipts outstanding as depositary on behalf of the holders of the American Depositary Shares. The American Depositary Shares are listed on the New York Stock Exchange. The Reserve Bank of India, exercising its powers under the Banking Regulation Act has notified a ceiling of 15.0% on the voting rights of a single shareholder in a banking company. Therefore, Deutsche Bank Trust Company Americas (as depositary), which held approximately 25.4% of our equity shares at June 30, 2016 can only vote 15.0% of our equity shares. In addition, under the terms of our deposit agreement, Deutsche Bank Trust Company Americas must vote these shares as directed by our Board of Directors. Our ADS holders themselves have no voting rights unlike holders of our equity shares who have voting rights. Except as stated above, no shareholder has differential voting rights. See “Overview of the Indian Financial Sector—Structural Reforms— Amendments to the Banking Regulation Act”.

Strategy

In fiscal 2010 and fiscal 2011, the Indian economy experienced high rates of growth. The Indian corporate sector undertook significant investments during this period, including in the infrastructure and commodity sectors. This also led to high loan growth in the banking sector, including for us. Subsequently, the Indian economy began to experience challenges in terms of high inflation and consequently higher interest rates, currency depreciation and a sharp slowdown in economic growth. Thereafter, the corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals and judicial decisions. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic scenario, volatility in global and domestic financial markets and delays in project implementation. Corporate investment activity declined. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector. Against this backdrop, our strategic focus was to maintain an optimal balance among profitability, risk management and growth across various businesses. During this period, we adopted a cautious approach to loan growth in the corporate segment while closely monitoring asset quality, and pursued growth in the retail portfolio.

Over the past two years, the Indian economy has experienced an improvement in certain macro-economic indicators, with a reduction in inflation and interest rates, stability in the currency and a gradual increase in the rate of economic growth. However, the challenges in project completion continued, receivables remained high and the corporate sector continued to be impacted due to lower than anticipated cash flow generation and high leverage.

Further, during fiscal 2016, the corporate sector experienced additional challenges. The anticipated improvement in the performance of the corporate sector did not materialize due to the gradual domestic recovery, subdued corporate investment and continued global economic challenges. The global economic environment continued to be volatile, with a slowdown in growth globally, including in large emerging markets. The significant decline in global commodity prices, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors such as iron & steel, coal and petroleum oil related activities. Capital investments in the economy remained subdued impacting corporations in investment-linked sectors like construction. In view of the lower than projected cash flows, the progress in reducing leverage in the corporate sector remained slow. While several companies were working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, these efforts were taking time to show results, resulting in an increase in the level of additions to non-performing loans, including slippages from the restructured loan portfolio into non-performing status. In addition, during the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, the Indian banking system, including us, experienced a substantial increase in the level of additions to non-performing loans (including slippages from restructured loans into non-performing status) and provisions during the second half of fiscal 2016. Our provisioning costs are expected to remain elevated in the near term. Indian banks in general have become more cautious in their approach to corporate lending given the above developments. Further, large banks in the public sector have also moderated their loan growth substantially in view of their relatively lower levels of capital adequacy and losses in fiscal 2016. “Risk Factors—Risks Relating to our Business—If we are not able to control the level of non-performing assets in our portfolio, our business will suffer”, “Risk Factors—Risks Relating to our Business—If regulators continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, our business will suffer” and “Business—Strategy” and “Operating and Financial Review and Prospects— Executive Summary—Business environment —Trends in fiscal 2016”.

Due to uncertainties in certain sectors like power, mining, iron & steel, cement and rigs, led by the weak global economic environment, sharp downturn in the commodity cycle, gradual nature of the domestic economic recovery and high leverage by borrowers, we have made a collective contingency and related reserve at March 31, 2016 of Rs. 36.0 billion towards the Bank’s exposure to these sectors and to certain promoter entities where the underlying is partly linked to these sectors. This reserve is over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines but, as a prudent matter, is permitted under the Reserve Bank of India guidelines and Indian GAAP. See “Operating and Financial Review and Prospects—Provisions and contingencies (excluding tax provisions)—Provisions for Non-performing Assets and Restructured Loans”.

In fiscal 2016, we continued to focus on opportunities for sustainable profitable growth by enhancing our retail franchise, including growing our retail loan portfolio and maintaining the proportion of current and savings accounts and retail term deposits in our domestic deposit base. We continued to build our rural and inclusive banking franchise, to focus on strengthening our insurance, asset management and securities businesses, and commenced unlocking value from our investments in our insurance subsidiaries. We also continued to leverage technology to improve the customer experience as well as our operating efficiency. We adopted a cautious approach to lending to the corporate sector, and refined and strengthened the framework for managing concentration risks, including thresholds with respect to single borrower and group exposure. We maintained a strong capital position with capital adequacy ratios significantly above the regulatory requirements.

Going forward, our objective will be to sustain our robust funding profile and leverage our capital base for profitable growth with diversification of risk. Our strategic priorities are summarized below:

Improving portfolio quality

•	We will seek to improve the credit mix of our portfolio through continued focus on retail lending, and lending to higher rated companies. We believe that retail lending represents a robust growth opportunity, given India’s demographic profile, rising incomes and urbanization, the under-penetration of retail credit and stable asset quality, aided by the growth of credit bureaus and improved customer data availability. In unsecured retail lending, we will continue to focus primarily on cross-sell to our existing customers.

•	We will seek to reduce concentration risk in our portfolio through our revised concentration risk management framework, including revised thresholds for single borrower and group exposures.

•	We will focus on resolution of exposures that have been impacted by the challenging economic and operating environment through asset sales by borrowers, changes in management of companies and working with stakeholders to ensure that companies are able to operate at an optimal level and generate cash flows.

•	We will focus on proactive monitoring of loan portfolios across businesses with use of analytics and identification of early warning signals.

Continuing to enhance our franchise

•	We will focus on sustaining our robust funding profile and maintaining a healthy proportion of current and savings account deposits and retail term deposits in our total deposits.

•	We will continue to leverage technology for competitive advantage in our business with a focus on innovation, customer experience, cross-sell, operating efficiency and analytics.

•	We will focus on cost efficiency while continuing to make investments in technology and expand our distribution network.

•	We will focus on capital efficiency with the objective of maintaining a healthy capital position and seek to unlock further value from our investment in subsidiaries.

Meeting customer expectations on service quality and attracting and retaining talented professionals will be important elements of our strategy.

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

Retail Lending Activities

Our retail lending activities include home loans, automobile loans, commercial business loans (including primarily commercial vehicle loans), business banking loans (including dealer funding and small ticket loans to small businesses), personal loans, credit cards, loans against time deposits, loans against securities, loans against jewelry and retail lending in rural markets. We also fund dealers who sell automobiles and commercial vehicles. The retail portfolio increased from Rs. 1,956.9 billion constituting 43.4% of gross loans at year-end fiscal 2015 to Rs. 2,385.7 billion constituting 46.8% of gross loans at year-end fiscal 2016. This was driven primarily by growth in secured retail lending categories like mortgages, automobile loans and rural loans, resulting in an increase in the retail portfolio. We also selectively offer unsecured products such as personal loans and credit cards to our customers. We believe that retail credit has a robust long-term growth potential due to rising income levels and expansion of the middle class.

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

Commercial Banking for Rural and Agricultural Customers

Our rural banking operation caters to the financial requirements of customers in rural and semi-urban locations, primarily engaged in agriculture and allied activities. We offer a comprehensive product suite covering the entire agricultural value chain including farmers, commodity traders, seed and farm input dealers and processors. The Reserve Bank of India’s directed lending norms also require us to lend a portion of advances to the agricultural sector and micro enterprises. See also “—Loan Portfolio—Directed Lending”. We offer financial solutions to micro-finance institutions, self-help groups, co-operatives constituted by farmers, corporations and medium enterprises engaged in agriculture-linked businesses. Rural banking services are offered through multiple channels including branches, micro ATMs, point of sale terminals and mobile branches. We have tied up with telecom companies to offer mobile based banking services. Our rural customers can also avail themselves of basic banking facilities at retail outlets like grocery shops and customer service points through business correspondents. As per the requirement of the Reserve Bank of India, we have formulated a board-approved financial inclusion plan to provide financial services to customers residing in rural and unbanked areas. From fiscal 2015, we have supported the government’s financial inclusion initiative to provide a bank account to every household in unbanked areas of the country. We have enabled remittances and account based transfers, based on Aadhaar, India’s unique identification number, for our customers who are beneficiaries of direct benefit transfers under the social security schemes of the government of India. During fiscal 2016, we began offering insurance and pension products to our customers. Rural banking presents significant challenges in terms of geographical coverage and high unit transaction costs. We are continuously exploring various models for operating through cost effective structures in rural locations, including technology-based channels and have opened 472 low cost branches in rural locations, which offer basic banking services to rural customers. See also “Risk Factors—Risks Relating to Our Business— Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”.

The following table sets forth, at the dates indicated, the break-down of our gross retail finance portfolio.

	At March 31,
	2014		2015		2016		2016	2016
	(Rs. in billions)						(% share)	(US$ in millions)
Home loans	Rs.	891.1	Rs.	1,094.0	Rs.	1,334.3	56.0%	US$	20,141
Automobile loans		155.1		190.0		224.6	9.4		3,391
Commercial business loans		125.3		109.4		129.2	5.4		1,949
Business banking(1)		57.8		73.2		80.9	3.4		1,221
Others(2),(3)		268.5		332.2		398.8	16.7		6,020
Total secured retail finance portfolio		1,497.8		1,798.8		2,167.8	90.9%		32,722
Personal loans		46.9		71.3		102.2	4.3		1,542
Business banking(1)		25.4		23.9		33.3	1.4		503
Credit card receivables		36.2		41.4		55.2	2.3		833
Others(2)		15.0		21.5		27.2	1.1		411
Total unsecured retail finance portfolio		123.5		158.1		217.9	9.1%		3,289
Total retail finance portfolio	Rs.	1,621.3	Rs.	1,956.9	Rs.	2,385.7	100.0%	US$	36,011

(1)	Includes dealer financing and small ticket loans to small businesses.

(2)	Includes rural loans and loans against securities.

(3)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 91.8 billion at March 31, 2016.

Our unsecured retail portfolio primarily includes personal loans and loans against credit card receivables. Following the global financial crisis leading to increase in interest rates, tightening liquidity and challenging macro-economic environment and also changes in regulations pertaining to the use of recovery agents by banks, we witnessed higher than anticipated losses in the unsecured retail portfolio. We reduced incremental lending in personal loans and credit card issuances, resulting in a decline in the overall unsecured retail lending portfolio. Since fiscal 2013, we have been growing our personal loans and credit card lending portfolio, primarily by offering these products to our existing customers. During fiscal 2016, ICICI Bank’s personal loan disbursements, at Rs. 74.1 billion, were about 7.9% of total retail loan disbursements and the number of outstanding credit cards increased from around 3.3 million at year-end fiscal 2015 to about 3.7 million at year-end fiscal 2016. ICICI Bank’s personal loans typically range from Rs. 50,000 to Rs. 4,000,000 in size with tenors of one to five years and yields ranging from 11-22%. At year-end fiscal 2016, our personal loans portfolio was Rs. 102.2 billion compared to Rs. 71.3 billion at year-end fiscal 2015. The credit card receivables portfolio at year-end fiscal 2016 was Rs. 55.2 billion compared to Rs. 41.4 billion at year-end fiscal 2015. The proportion of unsecured retail loans in the total retail portfolio was 9.1% at year-end fiscal 2016 compared to 8.1% at year-end fiscal 2015 and 7.6% at year-end fiscal 2014.

We offer retail lending products primarily in India through ICICI Bank and our wholly owned subsidiary, ICICI Home Finance Company Limited. Our home loan portfolio includes both loans for the purchase and construction of homes as well as loans against property. Our policies for such loans are based on certain stipulated ratios such as the loan-to-value ratio and the ratio of fixed debt obligations to a borrower’s income. In October 2015, the Reserve Bank of India revised the loan-to-value ratios for small size loans and capped the loan-to-value ratio at 90% for home loans up to Rs. 3.0 million, and at 80% for home loans between Rs. 3.0 million and Rs. 7.5 million. Loans above Rs. 7.5 million have a maximum loan-to-value ratio of 75.0%. The initial repayment term of such loans is 15 to 20 years with payments in the form of equated monthly installments. We conduct a part of our housing loan business through ICICI Home Finance Company.

Our banking subsidiary in Canada offers residential mortgages in the local market. The mortgages are insured and primarily have federal-backed insurance. At year-end fiscal 2016, ICICI Bank Canada held total residential mortgages amounting to CAD 3,240 million (Rs. 166.0 billion) as compared to CAD 2,854 million (Rs. 140.0 billion) at year-end fiscal 2015. This includes mortgages of CAD 2,968 million (Rs. 152.0 billion) at year-end fiscal 2016 as compared to CAD 2,567 million (Rs. 125.9 billion) at year-end fiscal 2015 securitized under the Canadian National Housing Act – Mortgage Backed Securities program or through participation in the Canada Mortgage Bonds program.

Retail Deposits

Our retail deposit products include time deposits and savings account deposits. We also offer targeted products to specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen, and have corporate salary account products. We offer current account (i.e., checking accounts for businesses) products to our small enterprise customers, who maintain balances with us. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2016, we had a debit card base in excess of 32 million cards.

We are currently placing enhanced emphasis on increasing our current and savings account deposit base and improving the proportion of current and savings accounts in our total deposits. Expansion of our branch network in India and leveraging technology to improve the customer experience are critical elements of our strategy. We have been expanding our offerings through mobile phones, including mobile banking applications for account access and various transactions, and a mobile wallet. We open new customer accounts by using tablets to capture customer information digitally. We have introduced contactless payment solutions through mobile phones. By offering our products and services through technology-enabled channels, we aim to improve the customer experience as well as the efficiency of our operations.

For a description of the Reserve Bank of India’s regulations applicable to deposits in India and required deposit insurance, see “Supervision and Regulation—Reserve Bank of India Regulations—Regulations Relating to Deposits” and “Supervision and Regulation—Deposit Insurance”. For more information on the type, cost and maturity profile of our deposits, see “Business—Funding”.

Fee-Based Products and Services

Through our distribution network, we offer various products including government of India savings bonds, insurance policies, bullion and public offerings of equity shares and debt securities by Indian companies. We offer several card-based products such as credit cards, debit cards, prepaid cards, travel cards and commercial cards. We also offer a variety of mutual fund products. We levy services charges on deposit accounts.

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

In fiscal 2010 and fiscal 2011, the Indian economy experienced high rates of growth. The Indian corporate sector undertook significant investments during this period, including in the infrastructure and commodity sectors. This also led to high loan growth in the banking sector, including for us. Subsequently, the Indian economy began to experience challenges in terms of high inflation and consequently higher interest rates, currency depreciation and a sharp slowdown in economic growth. Thereafter, the corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals and judicial decisions. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic scenario, volatility in global and domestic financial markets and delays in project implementation. Corporate investment activity declined. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector.

Over the past two years, the Indian economy has experienced an improvement in certain macro-economic indicators, with a reduction in inflation and interest rates, stability in the currency and a gradual increase in the rate of economic growth. However, the challenges in project completion continued, receivables remained high and the corporate sector continued to be impacted due to lower than anticipated cash flow generation and high leverage.

Further, during fiscal 2016, the corporate sector experienced additional challenges. The anticipated improvement in the performance of the corporate sector did not materialize due to the gradual domestic recovery, subdued corporate investment and continued global economic challenges. The global economic environment continued to be volatile, with a slowdown in growth globally, including in large emerging markets. The significant decline in global commodity prices, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors such as iron & steel, coal and petroleum oil related activities. Capital investments in the economy remained subdued impacting corporations in investment-linked sectors like construction. In view of the lower than projected cash flows, the progress in reducing leverage in the corporate sector remained slow. While several companies were working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, these efforts were taking time to show results. We have adopted a cautious approach in incremental lending by focusing on lending to higher rated corporations and adopting a revised framework for management of concentration risk. See also “Risk Factors—Risks Relating to Our Business—If we are not able to control the level of non-performing assets in our portfolio, our business will suffer” and “Business—Strategy” and “Operating and Financial Review and Prospects— Executive Summary—Business environment —Trends in fiscal 2016”.

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

We also offer commercial banking services such as cash management services (such as collection, payment and remittance services), escrow, trust and retention account facilities, online payment facilities, custodial services and tax collection services on behalf of the government of India and the governments of Indian states. At year-end fiscal 2016, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) were Rs. 2,097.9 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

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

Products include cash, spot and forwards transactions. We offer customized hedging and trading solutions to clients, on the basis of their business needs. These products are offered in India and across our international locations.

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

At March 31, 2016, we had subsidiaries in the United Kingdom and Canada, branches in Bahrain, Dubai International Finance Center, Hong Kong, China, Singapore, Sri Lanka, Qatar Financial Centre South Africa and the United States and representative offices in Bangladesh, Indonesia, Malaysia and the United Arab Emirates. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany.

Many of the commercial banking products that we offer through our overseas branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India. Some of the products and services that are unique to international customers are:

•	Remittance services: We offer a host of remittance services tailored to meet the needs of diverse customer segments. To facilitate easy transfer of funds to India, we offer a suite of online as well as offline money transfer services that enable non-resident Indians from across 48 countries worldwide to send money to any beneficiary in India with a wide choice of delivery channels including electronic transfers to accounts. With partnerships with over 200 correspondent banks and exchange houses worldwide, the Bank is a significant participant in facilitating cross-border remittance flows into India. In fiscal 2016, we launched “Money2World”, a fully-online outward remittance service. Through this service, even non-account holders of ICICI Bank can transfer money online from any bank account in India to any bank account overseas in 16 major currencies.

•	TradeWay: An Internet-based document collection product to provide correspondent banks access to real-time online information on the status of their export bills collections routed through us.

•	Remittance Tracker: An Internet-based application that allows a correspondent bank to check on the status of its payment instructions and to get various information reports online.

•	Offshore banking deposits: Multi-currency deposit products in U.S. dollar, pound sterling and euro.

•	Foreign currency non-resident deposits: Foreign currency deposits offered in nine main currencies —U.S. dollar, pound sterling, euro, yen, Canadian dollar, Singapore dollar, Australian dollar, Hong Kong dollar and Swiss franc.

•	Non-resident external fixed deposits: Deposits maintained in Indian rupees.

•	Non-resident external savings account: Savings accounts maintained in Indian rupees.

•	Non-resident ordinary savings accounts and non-resident ordinary fixed deposits.

Total assets (net of inter-office balances) of ICICI Bank’s overseas branches at year-end fiscal 2016 were Rs. 1,188.4 billion and total advances were Rs. 938.1 billion compared to total assets of Rs. 1,203.8 billion and total advances of Rs. 941.2 billion at year-end fiscal 2015. Our overseas branches are primarily funded by debt capital market borrowings, syndicated/bilateral loans and borrowings from external commercial agencies. See also “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”.

Our subsidiaries in the United Kingdom and Canada are full service banks offering retail and corporate banking services. In the United Kingdom and Canada, our subsidiaries offer direct banking using the internet as the access channel.

At year-end fiscal 2016, ICICI Bank UK PLC has eight branches in the United Kingdom and a branch in Belgium and Germany. At year-end fiscal 2016, the total assets of ICICI Bank UK PLC were US$ 4.6 billion. ICICI Bank UK made a net profit of US$ 0.5 million during fiscal 2016, compared to US$ 18 million during fiscal 2015.

At year-end fiscal 2016, ICICI Bank Canada had eight branches and total assets of CAD 6.5 billion. ICICI Bank Canada made a net profit of CAD 22 million in fiscal 2016 as compared to CAD 34 million in fiscal 2015.

See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs” and “Risk Factors—Risks Relating to Our Business—We experienced rapid international growth in earlier years, which has increased the complexity of the risks that we face”.

Delivery Channels

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers, the Internet and mobiles. At year-end fiscal 2016, we had a network of 4,450 branches across several Indian states.

The following table sets forth the number of branches broken down by area at year-end fiscal 2016.

	At March 31, 2015		At March 31, 2016
	Number of branches and extension counters	% of total	Number of branches and extension counters	% of total
Metropolitan	1,012	25.0%	1,159	26.0%
Urban	932	23.0	997	22.4
Semi-urban	1,218	30.1	1,341	30.1
Rural	888	21.9	953	21.4
Total branches and extension counters	4,050	100.0%	4,450	100.0%

As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our branches must be located in tier 5 and tier 6 centers defined on the basis of the population size according to the 2001 census. See also “Supervision and Regulation—Regulations Relating to the Opening of Branches”. At year-end fiscal 2016, we were in compliance with this condition. At year-end fiscal 2016, we had 13,766 ATMs, of which 4,603 were located at our branches. We view our branch as key points of customer acquisition and service. The branch network serves as an integrated channel for deposit mobilization and selected retail asset origination.

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

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity and complying with the cash reserve ratio requirement and ensuring the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. At year-end fiscal 2016, ICICI Bank was required to maintain the statutory liquidity ratio requirement percentage at 21.5% of its domestic net demand and time liabilities by way of approved securities such as government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that it actively manages to optimize the yield and benefit from price movements. During fiscal 2016 there was no change in the statutory liquidity ratio requirement. The statutory liquidity ratio is scheduled to come down progressively by 25 basis points every quarter in fiscal 2017 to 20.5%. Further, as a prudent liquidity management strategy, we generally maintain excess investments in securities eligible for classification under the statutory liquidity ratio requirement. See also “Supervision and Regulation—Legal Reserve Requirements”.

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

ICICI Bank’s domestic investment portfolio is classified into three categories —held-to-maturity, available-for-sale and held for trading. Investments are classified as held-to-maturity subject to the current regulation issued by the Reserve Bank of India. Investments acquired by us with the intention to trade by taking advantage of the short-term price/interest rate movements are classified as held for trading. The investments which do not fall in the above two categories are classified as available-for-sale. Investments under the held for trading category should be sold within 90 days. Under each category the investments are classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others. Investments classified under the held-to-maturity category are not marked to market and are carried at acquisition cost, unless the acquisition cost is more than the face value, in which case the premium is amortized over the period until maturity of such securities. At year-end fiscal 2016, 80.9% of ICICI Bank’s government securities portfolio was in the held-to-maturity category. The individual securities in the available-for-sale category are marked to market. Investments under this category are valued security-wise and depreciation/appreciation is aggregated for each classification. Net depreciation, if any, is provided for. Net appreciation, if any, is ignored. The individual securities in the held for trading category are accounted for in a similar manner as those in the available-for-sale category.

The following tables set forth, at the dates indicated, certain information related to our available-for-sale investments portfolio.

	At March 31, 2014
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	117,214	Rs.	2,260	Rs.	(1,909)	Rs.	117,565
Government securities		202,088		745		(535)		202,298
Other debt securities(1)		139,277		1,789		(829)		140,237
Total debt securities		458,579		4,794		(3,273)		460,100
Equity securities		38,307		12,176		(6,999)		43,484
Other investments(2)		32,893		3,431		(5,942)		30,382
Total	Rs.	529,779	Rs.	20,401	Rs.	(16,214)	Rs.	533,966

(1)	Includes credit linked notes.

(2)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2015
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	130,904	Rs.	1,882	Rs.	(385)	Rs.	132,401
Government securities		207,817		790		(187)		208,420
Other debt securities		126,776		3,766		(493)		130,049
Total debt securities		465,497		6,438		(1,065)		470,870
Equity securities		46,898		23,767		(8,652)		62,013
Other investments(1)		24,462		3,637		(5,493)		22,606
Total	Rs.	536,857	Rs.	33,842	Rs.	(15,210)	Rs.	555,489

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2016
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	118,778	Rs.	2,201	Rs.	(1,102)	Rs.	119,877
Government securities		246,801		611		(23)		247,389
Other debt securities		110,434		1,436		(662)		111,208
Total debt securities		476,013		4,248		(1,787)		478,474
Equity securities		63,841		21,587		(10,860)		74,568
Other investments(1)		23,674		2,691		(409)		25,956
Total	Rs.	563,528	Rs.	28,526	Rs.	(13,056)	Rs.	578,998

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

The investments in corporate debt securities decreased from Rs. 130.9 billion at year-end fiscal 2015 to Rs. 118.8 billion at year-end fiscal 2016, primarily due to a decrease in investment by ICICI Bank in corporate bonds. The investments in other debt securities decreased from Rs. 126.8 billion at year-end fiscal 2015 to Rs. 110.4 billion at year-end fiscal 2016, primarily due to a decrease in investment by ICICI Bank in pass through certificate securities with underlying Indian receivables. The investment in government securities increased from Rs. 207.8 billion at year-end fiscal 2015 to Rs. 246.8 billion at year-end fiscal 2016 primarily due to an increase in our government securities portfolio. Investments in equity shares increased from Rs. 46.9 billion at year-end fiscal 2015 to Rs. 63.8 billion at year-end fiscal 2016 primarily due to an increase in the equity portfolio of ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company.

Net unrealized gain on debt investments decreased from Rs. 5.4 billion at year-end fiscal 2015 to Rs. 2.5 billion at year-end fiscal 2016 primarily due to a decrease in net unrealized gain on other debt securities from Rs. 3.3 billion at year-end fiscal 2015 to Rs. 0.8 billion at year-end fiscal 2016. Net unrealized gain on other debt securities decreased primarily due to a decrease in net unrealized gains on India-linked pass through certificates. Net unrealized gain on equity securities decreased from Rs. 15.1 billion at year-end fiscal 2015 to Rs. 10.7 billion at year-end fiscal 2016. The benchmark equity index, the BSE Sensex, declined by 9.4% from

27,957 at year-end fiscal 2015 to 25,342 at year-end fiscal 2016. Compared to a net unrealized loss of Rs. 1.9 billion on other investments at year-end fiscal 2015, we had a net unrealized gain of Rs. 2.3 billion on other investments at year-end fiscal 2016 primarily due to a decrease in net mark-to-market losses on security receipts issued by asset reconstruction companies.

The following table sets forth, for the periods indicated, income from available-for-sale securities.

	Year ended March 31,
	2014		2015		2016		2016
	(in millions)
Interest	Rs.	35,837	Rs.	31,219	Rs.	30,766	US$	464
Dividend		1,393		1,025		1,180		18
Total	Rs.	37,230	Rs.	32,244	Rs.	31,946	US$	482

Gross realized gain		8,031		13,394		8,413	US$	127
Gross realized loss		(2,680)		(1,609)		(4,028)		(61)
Total	Rs.	5,351	Rs.	11,785	Rs.	4,385	US$	66

Interest and dividend income from our available-for-sale securities portfolio decreased from Rs. 32.2 billion in fiscal 2015 to Rs. 31.9 billion in fiscal 2016. The net realized gain from our available-for-sale securities decreased from Rs. 11.8 billion in fiscal 2015 to Rs. 4.4 billion in fiscal 2016 primarily due to net realized losses from the equity portfolio in fiscal 2016 as compared to net realized gain in fiscal 2015 and lower net realized gain from the fixed income portfolio in fiscal 2016.

The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available-for-sale investments, and yields thereon. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2016
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Corporate debt securities	Rs.	23,110	3.6%	Rs.	57,974	7.4%	Rs.	30,043	9.2%	Rs.	7,651	9.0%
Government securities		134,703	5.3		105,645	8.1		6,388	7.8		65	8.2
Other securities		66,522	8.1		41,658	7.5		736	12.3		1,518	2.4
Total amortized cost of interest-earning securities(1)	Rs.	224,335	5.9%	Rs.	205,277	7.8%	Rs.	37,167	9.0%	Rs.	9,234	7.9%
Total fair value	Rs.	226,177		Rs.	206,044		Rs.	36,974		Rs.	9,280

(1)	Includes securities denominated in different currencies.

The amortized cost of our held-to-maturity portfolio increased from Rs. 1,163.2 billion at year-end fiscal 2015 to Rs. 1,226.0 billion at year-end fiscal 2016 primarily due to an increase in investment in government securities. Net unrealized gain on held-to-maturity portfolio decreased from Rs. 20.5 billion at year-end fiscal 2015 to Rs. 14.5 billion at year-end fiscal 2016 primarily due to realization of gain on sale of government securities. Interest income on held-to-maturity debt portfolio increased from Rs. 87.2 billion in fiscal 2015 to Rs. 93.5 billion in fiscal 2016 due to an increase in portfolio, offset, in part, by a decrease in yield.

Investments in held-for-trading securities increased from Rs. 281.4 billion at year-end fiscal 2015 to Rs. 308.4 billion at year-end fiscal 2016 primarily due to an increase in investment in government securities and commercial paper. Interest and dividend income on held-for-trading securities decreased from Rs. 18.3 billion in fiscal 2015 to Rs. 17.8 billion in fiscal 2016 primarily due to a decrease in dividend income on the held-for-trading portfolio. Net realized and unrealized gains on the held-for-trading portfolio decreased from Rs. 6.7 billion in fiscal 2015 to Rs. 1.8 billion in fiscal 2016 primarily due to lower gains on sale of government and other domestic fixed income securities during fiscal 2016.

At year-end fiscal 2016, we have investments in equity shares amounting to Rs. 75.2 billion. The Reserve Bank of India restricts investments in equity securities by banks by prescribing limits linked to capital funds.

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

	At March 31, 2015
	Asset backed securities (1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2015	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2015	Mark-to-market gain/ (loss) at March 31, 2015
	(Rs. in millions)
U.S.	–	–	–	671	–	–	–	671	6	0	1
Canada	–	55	–	32,455	–	625	–	33,135	(45)	(19)	311
Europe	–	7,942	–	3,003	–	–	–	10,945	421	(1)	(1,006)
India	–	–	–	30,984	–	–	–	30,984	557	374	377
Rest of Asia	–	–	–	8	–	1,875	–	1,883	0	15	0
Total portfolio	–	7,997	–	67,121	–	2,500	–	77,618	939	369	(317)

(1)	Includes residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities.

(2)	Includes asset backed securities and bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to “FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held for trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

(3)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary during fiscal 2014.

	At March 31, 2016
	Asset backed securities (1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2016	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2016	Mark-to-market gain/ (loss) at March 31, 2016
	(Rs. in millions)
U.S.	–	–	–	–	–	–	–	–	(1)	8	-
Canada	–	–	–	43,301	–	–	–	43,301	(118)	14	204
Europe	–	5,016	–	3,305	–	–	–	8,321	(146)	0	(1,214)
India	–	–	–	49,773	–	–	–	49,773	(522)	(169)	(129)
Rest of Asia	–	–	–	–	–	1,325	–	1,325	0	1	0
Total portfolio	–	5,016	–	96,379	–	1,325	–	102,720	(787)	(146)	(1,139)

(1)	Includes residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities.

(2)	Includes asset backed securities and bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to “FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held for trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

(3)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary during fiscal 2014.

Investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries increased from Rs. 77.6 billion at year-end fiscal 2015 to Rs. 102.7 billion at year-end fiscal 2016 primarily due to an increase in investment in corporate bonds. Investment in asset backed securities decreased from Rs. 8.0 billion at year-end fiscal 2015 to Rs. 5.0 billion at year-end fiscal 2016 primarily due to maturity of asset backed securities. The bond portfolio increased from Rs. 67.1 billion at year-end fiscal 2015 to Rs. 96.4 billion at year-end fiscal 2016. At year-end fiscal 2016, our investments in Europe were Rs. 8.3 billion as compared to Rs. 10.9 billion at year-end fiscal 2015. The majority of our investments in Europe are in the United Kingdom.

The mark-to-market losses on the investment portfolio of our overseas branches and subsidiaries were Rs. 0.3 billion at year-end fiscal 2015 and Rs. 1.1 billion at year-end fiscal 2016. During fiscal 2016, there was a mark-to-market loss of Rs. 0.8 billion compared to a gain of Rs. 0.9 billion during fiscal 2015. Net realized and impairment loss was Rs. 0.1 billion during fiscal 2016 as compared to a net realized and impairment loss of Rs. 0.4 billion during fiscal 2015.

The following table sets forth a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
Category	2015		2016
	(in millions)
Bonds
Banks and financial institutions	Rs.	25,901	Rs.	35,133
Corporate		41,221		61,246
Total bonds		67,122		96,379
Asset backed securities		7,997		5,016
Others(1)		2,499		1,325
Total	Rs.	77,618	Rs.	102,720

(1)	Includes investments in certificates of deposits.

Our investments in securities of banks and financial institutions are spread over a number of banks and of this the investment in the top 10 banks accounted for approximately 89.2% of the total investments in banks and financial institutions at year-end fiscal 2016 as compared to approximately 90.6% at year-end fiscal 2015. Approximately 31.6% of our investment in securities of corporate entities was India-linked at year-end fiscal 2016 as compared to approximately 24.6% at year-end fiscal 2015.

Our total investment in asset backed securities represents less than 0.5% of our total assets at year-end fiscal 2016. The portfolio size of such securities was Rs. 5.0 billion and primarily comprised retail mortgage backed securities. The retail mortgage backed securities portfolio consists primarily of UK residential mortgage backed securities backed by prime and buy-to-let mortgages.

At year-end fiscal 2016, the fair value of investments in the government securities held by our overseas branches and banking subsidiaries was Rs. 45.2 billion, which was primarily in Canada.

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

ICICI Securities Limited

ICICI Securities Limited is an integrated securities firm offering a wide range of services including investment banking, institutional broking, retail broking, private wealth management, and financial product distribution. ICICI Securities Limited has an online share trading portal called icicidirect.com. The primary objective of icicidirect.com is to enable individuals to make investments and to offer a wide range of investment options by providing a seamless structure that integrates a customer’s bank account, demat account and trading account. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has a subsidiary in the United States, ICICI Securities Inc., which is engaged in brokerage services and has a branch office in Singapore where it holds the capital markets services license for dealing in securities in Singapore. ICICI Securities is also registered as an international dealer in Canada in the provinces of British Columbia, Ontario and Quebec. ICICI Securities Limited (consolidated) made a net profit of Rs. 2.4 billion in fiscal 2016 compared to a net profit of Rs. 2.9 billion in fiscal 2015.

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities. In addition to this, it has underwriting, portfolio management services and placement of debt and money market operations. ICICI Securities Primary Dealership made a net profit of Rs. 2.0 billion in fiscal 2016 compared to a net profit of Rs. 2.2 billion in fiscal 2015. The revenues of the business are directly linked to conditions in the fixed income market.

Venture Capital and Private Equity

Our subsidiary ICICI Venture Funds Management Company Limited manages funds that provide venture capital funding to start-up companies and private equity to a range of companies. ICICI Venture is a diversified specialist alternative asset manager with a presence across private equity, real estate, infrastructure and special situations. At year-end fiscal 2016, ICICI Venture managed or advised funds of about Rs. 129.9 billion (based on total commitments). In fiscal 2016, ICICI Venture concluded its first closing at US$ 190 million (including co-investment capital). The company concluded a diverse range of investments across various funds into sectors such as consumer products and services, retail and financial services. ICICI Venture incurred a loss of Rs. 0.21 billion in fiscal 2016 compared to a net profit of Rs. 0.01 billion in fiscal 2015.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management Company. ICICI Prudential Asset Management Company is a joint venture with Prudential PLC of the United Kingdom. We have approximately 51.0% interest in the entity. ICICI Prudential Asset Management Company also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management Company had average mutual fund assets under management of Rs. 1,758.8 billion during fiscal 2016. ICICI Prudential Asset Management Company made a net profit of Rs. 3.3 billion during fiscal 2016 compared to a net profit of Rs. 2.5 billion in fiscal 2015.

Insurance

We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company. ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company are joint ventures with Prudential Corporation Holding Limited, a part of the Prudential PLC group of the United Kingdom and Fairfax Financial Holdings of Canada, respectively. In fiscal 2015, the Indian parliament approved legislation increasing the foreign shareholding limit in the insurance sector from 26.0% to 49.0%, and removing the requirement that promoters of insurance companies eventually reduce their shareholding to 26.0% following the completion of 10 years of commencement of business by the insurance company. In March 2015, the government of India issued regulations regarding foreign shareholding in the insurance sector, which were subsequently amended in July 2015. ICICI Bank sold a 9% stake in ICICI Lombard General Insurance Company to Fairfax Financial Holdings during fiscal 2016. Following the transaction, the share ownership in ICICI Lombard General Insurance Company of ICICI Bank and Fairfax Financial Holdings Limited were approximately 64% and 35%, respectively. We also sold an approximately 6.0% stake in our life insurance subsidiary, ICICI Prudential Life Insurance Company, during fiscal 2016. After this sale, our share ownership in ICICI Prudential Life Insurance Company came down from approximately 74% to 68%.

ICICI Prudential Life Insurance Company had an overall market share of 11.3% based on retail weighted new business received premium in fiscal 2016, as compared with a market share of 9.7% for its nearest private sector competitor. It also had a market share of 21.9% in the private sector in fiscal 2016 compared to 23.0% in fiscal 2015 according to the Life Insurance Council. The total premium increased by 25.2% from Rs. 153.1 billion during fiscal 2015 to Rs. 191.6 billion in fiscal 2016. The retail renewal premium increased by 25.3% from Rs. 95.7 billion in fiscal 2015 to Rs. 120.0 billion in fiscal 2016. The retail new business premium increased from Rs. 49.3 billion in fiscal 2015 to Rs. 54.6 billion in fiscal 2016. ICICI Prudential Life Insurance Company made a net profit of Rs. 16.5 billion during year-end fiscal 2016 compared to a net profit of Rs. 16.3 billion during year-end fiscal 2015.

In fiscal 2010, the Insurance Regulatory and Development Authority of India changed the regulations relating to unit-linked life insurance products. Subsequently, the Insurance Regulatory and Development Authority of India also issued revised regulations relating to non-linked life insurance products, which became effective during fiscal 2014. The key changes related to commissions payable to agents and distributors, lapse of policies, surrender values and minimum death benefits. As a result of these changes, the life insurance sector experienced low growth and changes in the product mix in recent years, as life insurance companies were required to modify their products and distribution strategies. While there was initially a shift in the product mix towards non-unit linked products, more recently the share of unit-linked products has increased primarily due to favorable cost structures of these products from a customer perspective, as well as improved capital market conditions. Linked products contributed to 83.3% of the retail weighted received premium of ICICI Prudential Life Insurance Company in fiscal 2016 compared to 84.8% in fiscal 2015 and 66.5% in fiscal 2014. See also “Risk Factors – Risks Relating to Our Business – While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability” and “Operating and Financial Review and Prospects – Segment Revenues and Assets – Life Insurance”. Further, the Insurance Regulatory and Development Authority of India has issued guidelines on bancassurance (i.e., the practice of banks selling insurance products in a marketing arrangement with insurance companies). As per the guidelines, banks can align with three insurance companies each in life, non-life and health insurance sectors.

ICICI Lombard General Insurance Company’s gross written premiums (excluding its share of declined risk pool and inward reinsurance) increased by 21.2% from Rs. 66.8 billion during fiscal 2015 to Rs. 80.9 billion during fiscal 2016. ICICI Lombard General Insurance Company was the largest private general insurer with a market share of about 8.4% in gross written premiums amongst all general insurance companies during fiscal 2016 according to General Insurance Council of India. ICICI Lombard General Insurance Company made a net profit of Rs. 5.1 billion in fiscal 2016 compared to a net profit of Rs. 5.4 billion in fiscal 2015. The decrease in net profits was primarily due to a higher effective tax rate during fiscal 2016 following the absorption of tax benefit on losses carried forward from earlier years.

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

ICICI, prior to the amalgamation, raised funds through foreign currency borrowings from commercial banks and other multilateral institutions like the Asian Development Bank and the World Bank, which were guaranteed by the government of India. The government of India has, in its letter dated May 31, 2007, instructed us to take steps to either repay or prepay such foreign currency borrowings for which a guarantee has been provided by the government of India or to substitute the guarantees provided by the government of India with other acceptable guarantees. At year-end fiscal 2016, the total outstanding loans/bonds of ICICI Bank that are guaranteed by the government of India were Rs. 5.1 billion, constituting approximately 0.3% of the total borrowings of the Bank at that date.

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

Our deposits were 49.1% of our total liabilities at year-end fiscal 2016 compared to 46.7% of our total liabilities at year-end fiscal 2015. Our borrowings were 24.0% of our total liabilities at year-end fiscal 2016 compared to 25.6% of our total liabilities at year-end fiscal 2015. Our deposits increased by 16.9% from Rs. 3,859.6 billion at year-end fiscal 2015 to Rs. 4,510.8 billion at year-end fiscal 2016. Our borrowings (including redeemable non-cumulative preference shares and subordinated debt) increased by 4.3% from Rs. 2,112.5 billion at year-end fiscal 2015 to Rs. 2,203.8 billion at year-end fiscal 2016 primarily due to an increase in foreign currency bond borrowings, refinance borrowings and foreign currency term money borrowing, offset, in part, by a decrease in borrowings from the Reserve Bank of India under its liquidity adjustment facility. The increase in borrowings was primarily due to an increase in inter-bank borrowings, bond borrowings and syndicated borrowings by ICICI Bank UK and borrowings under insured mortgages securitized by ICICI Bank Canada. The increase in overseas borrowings as stated in Indian Rupee terms also reflects the depreciation of the Rupee vis-à-vis the U.S. dollar.

The following table sets forth, at the dates indicated, the composition of deposits by type of deposit.

	At March 31,
	2014			2015			2016
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current account deposits	Rs.	443,647	12.3%	Rs.	504,596	13.1%	Rs.	603,389	13.4%
Savings deposits		1,078,310	30.0		1,221,062	31.6		1,444,551	32.0
Time deposits		2,073,170	57.7		2,133,894	55.3		2,462,834	54.6
Total deposits	Rs.	3,595,127	100.0%	Rs.	3,859,552	100.0%	Rs.	4,510,774	100.0%

The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

	Year ended March 31, (1)
	2014			2015			2016
	Amount		Cost(2)	Amount		Cost(2)	Amount		Amount		Cost(2)
	(in millions, except percentages)
Interest-bearing deposits:
Savings deposits	Rs.	947,800	3.7%	Rs.	1,058,154	3.8%	Rs.	1,207,983	US$	18,234	3.8%
Time deposits		1,934,262	7.7		2,155,184	7.8		2,348,344		35,447	7.4
Non-interest-bearing deposits:
Other demand deposits		293,741	–		326,162	–		384,167		5,799	–
Total deposits	Rs.	3,175,803	5.8%	Rs.	3,539,500	5.9%	Rs.	3,940,495	US$	59,480	5.6%

(1)	Until September 2014, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on fortnightly basis. From October 2014, averages of the foreign branches are averages of daily balances.

(2)	Represents interest expense divided by the average balances.

Our average deposits increased from Rs. 3,539.5 billion at an average cost of 5.9% in fiscal 2015 to Rs. 3,940.5 billion at an average cost of 5.6% in fiscal 2016. Our average time deposits increased from Rs. 2,155.2 billion at an average cost of 7.8% in fiscal 2015 to Rs. 2,348.3 billion at an average cost of 7.4% in fiscal 2016. The cost of time deposits decreased in fiscal 2016 compared to fiscal 2015 primarily due to a reduction of term deposit rates by ICICI Bank on select maturities reflecting the softening of interest rates in India. Our savings deposits include retail savings deposits accepted by ICICI Bank UK. See also “Operating and Financial Review and Prospects—Financial Condition—Deposits”.

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit.

	At March 31, 2016
	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits	Rs.	1,444,551	Rs.	–	Rs.	–	Rs.	1,444,551
Time deposits		1,972,452		387,611		102,771		2,462,834
Non-interest-bearing deposits:
Other demand deposits		603,389		–		–		603,389
Total deposits	Rs.	3,913,438	Rs.	387,611	Rs.	102,771	Rs.	4,510,774

(1)	Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ bucket.

The following table sets forth, for the periods indicated, average outstanding rupee borrowings and the percentage composition by category of borrowing. The average cost (interest expense divided by average balances) for each category of borrowings is provided in the footnotes.

	At March 31,(1)
	2014			2015			2016
	Amount		% of total	Amount		% of total	Amount Amount				% of total
	(in millions, except percentages)
Money market borrowings(2),(3)	Rs.	261,461	38.6%	Rs.	271,944	37.9%	Rs.	290,536	US$	4,385	35.6%
Other borrowings(4),(5)		416,756	61.4		446,031	62.1		525,375		7,930	64.4
Total	Rs.	678,217	100.0%	Rs.	717,975	100.0%	Rs.	815,911	US$	12,315	100.0%

(1)	Until September 2014, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on fortnightly basis. From October 2014, averages of the foreign branches are averages of daily balances.

(2)	Includes call market, refinance and transactions with the Reserve Bank of India under the liquidity adjustment facility.

(3)	With an average cost of 8.6% in fiscal 2014, 8.7% in fiscal 2015 and 7.7% in fiscal 2016.

(4)	Includes publicly and privately placed bonds, borrowings from institutions and inter-corporate deposits.

(5)	With an average cost of 12.5% in fiscal 2014, 11.6% in fiscal 2015 and 11.1% in fiscal 2016.

The following table sets forth, at the date indicated, the maturity profile of our rupee time deposits of Rs. 10 million or more.

	At March 31,
	2015		2016				% of total deposits
	(in millions, except percentages)
Less than three months	Rs.	324,863	Rs.	330,880	US$	4,994	7.3%
Above three months and less than six months		203,562		198,180		2,991	4.4
Above six months and less than 12 months		219,505		323,658		4,885	7.2
More than 12 months		29,009		37,886		572	0.8
Total deposits of Rs. 10 million and more	Rs.	776,940	Rs.	890,604	US$	13,442	19.7%

The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings.

	At March 31, (1)
	2014		2015		2016
	(in millions, except percentages)
Year-end balance	Rs.	228,815	Rs.	348,867	Rs.	248,793
Average balance during the year (2)		261,461		271,944		290,536
Maximum quarter-end balance		301,622		348,867		249,200
Average interest rate during the year (3)		8.6%		8.7%		7.7%
Average interest rate at year-end (4)		9.3%		8.7%		7.7%

(1)	Short-term borrowings include borrowings in the call market, refinance, repurchase agreements and transactions with the Reserve Bank of India under the liquidity adjustment facility.

(2)	Until September 2014, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on fortnightly basis. From October 2014, averages of the foreign branches are averages of daily balances.

(3)	Represents the ratio of interest expense on short-term borrowings to the average balances of short-term borrowings.

(4)	Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

Our short term rupee borrowings decreased from Rs. 348.9 billion at year-end fiscal 2015 to Rs. 248.8 billion at year-end fiscal 2016 primarily due to a decrease in borrowings from the Reserve Bank of India under the liquidity adjustment facility and refinance borrowings.

The following table sets forth, for the periods indicated, the average outstanding volume of foreign currency borrowings based on average balances by source and the percentage composition by source. The average cost (interest expense divided by average balances) for each source of borrowings is provided in the footnotes.

	For year ended March 31,(1)
	2014			2015			2016
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Bond borrowings (2)	Rs.	442,757	38.8%	Rs.	510,239	42.9%	Rs.	548,838	US$	8,284	41.0%
Other borrowings (3)		699,657	61.2		678,076	57.1		789,163		11,912	59.0
Total	Rs.	1,142,414	100.0%	Rs.	1,188,315	100.0%	Rs.	1,338,001	US$	20,196	100.0%

(1)	Until September 2014, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on fortnightly basis. From October 2014, averages of the foreign branches are averages of daily balances.

(2)	With an average cost of 5.2% in fiscal 2014, 5.1% in fiscal 2015 and 4.8% in fiscal 2016.

(3)	With an average cost of 2.2% in fiscal 2014, 2.0% in fiscal 2015 and 1.6% in fiscal 2016.

At year-end fiscal 2016, the outstanding debt capital instruments raised by us were Rs. 402.8 billion. The outstanding debt capital instruments include debt that is classified either as Additional Tier I or Tier II capital in calculating the capital adequacy ratio as per the grandfathering rules in accordance with the Reserve Bank of India’s regulations on capital adequacy as per Basel III. See also “Supervision and Regulation—Reserve Bank of India Regulations”.

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

The key principles underlying our risk management framework are as follows:

•	The Board of Directors has oversight of all the risks assumed by us.

•	Specific committees of the Board have been constituted to facilitate focused oversight of various risks. For a discussion of these and other committees, see “Management”.

•	The Risk Committee reviews risk management policies in relation to various risks (including credit risk, market risk, liquidity risk, interest rate risk and operational risk), key risk indicators and risk profile (covering areas including credit risk, market risk, liquidity risk, operational risk, compliance risk, capital at risk, earning at risk and group risk). The Committee reviews the stress-testing framework that includes a wide range of institution-specific and market (systemic) scenarios. The Risk Committee also assesses our capital adequacy position, based on the risk profile of our balance sheet and reviews the implementation status of capital regulations.

•	The Credit Committee reviews the credit quality of the major portfolios, developments in key industrial sectors and exposure to these sectors and exposures to large borrower accounts in addition to approving certain exposures as per the credit approval authorization policy approved by the Board of Directors.

•	The Audit Committee provides direction to and monitors the quality of the compliance and internal audit function.

•	The Fraud Monitoring Committee reviews frauds above certain values, suggests corrective measures to mitigate fraud risks and monitors the efficacy of remedial actions.

•	The Information Technology Strategy Committee approves strategy for information technology and policy documents, ensures that information technology strategy is aligned with business strategy, reviews information technology risks, ensures proper balance of information technology investments for sustaining our growth, oversees the aggregate funding of information technology, ascertains if the management has resources to ensure the proper management of information technology risks and reviews contribution of information technology to our business.

•	Policies approved from time to time by the Board of Directors form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

•	Independent groups and sub-groups have been constituted across our organization to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/sub-groups.

The risk management framework forms the basis for developing consistent risk principles across the Bank, and its overseas banking subsidiaries. The board of directors approves the Enterprise Risk Management and Risk Appetite Framework and limits structure under which various business lines operate.

We are primarily exposed to credit risk, market risk, liquidity risk, operational risk and reputation risk. We have centralized groups, the Risk Management Group, the Compliance Group, the Corporate Legal Group, the Financial Crime Prevention and Reputation Risk Management Group and the Internal Audit Group with a mandate to identify, assess and monitor all of our principal risks in accordance with well-defined policies and procedures. In addition, the Credit Monitoring Group and Treasury Control and Service Group and the Operations Group monitor operational adherence to regulations, policies and internal approvals.

The Risk Management Group is further organized into the Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group and Information Technology Risk Management Group. The Risk Management Group, Credit Monitoring Group and Treasury Control and Service Group and Operations Group report to an Executive Director. The Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors and the Managing Director and Chief Executive Officer. The Compliance and Internal Audit Groups have administrative reporting to an Executive Director. These groups are independent of the business units and coordinate with representatives of the business units to implement our risk management methodologies.

Credit Risk

Credit risk is the risk of loss that may occur from the failure of any party to abide by the terms and conditions of any contract, principally the failure to make required payments of amounts due to us. In its lending operations, ICICI Bank is principally exposed to credit risk.

The credit risk is governed by the Credit and Recovery Policy (credit policy) approved by the Board of Directors. The Credit and Recovery Policy outlines the type of products that can be offered, customer categories, the targeted customer profile and the credit approval process and limits.

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

The risk environment is currently volatile due to factors such as slowdown in the capital expenditure cycle in India, high leverage in some corporate groups, economic slowdown in various countries globally, low commodity prices and event risks. Considering these aspects, we have comprehensively reviewed our risk appetite and limit structure, with respect to credit risk, and specifically concentration risk.

We have taken the following key measures:

•	lower single borrower exposure limit for borrowers internally rated in the BBB credit rating grades.

•	lower borrower group exposure limits.

•	rating based limits with respect to incremental asset origination in the corporate portfolio.

•	establishment of a separate credit monitoring group to enhance focus on monitoring of borrowers and to facilitate proactive action wherever required.

•	further strengthened monitoring of retail product portfolios through periodic reviews and vintage curve analysis

The credit committee of the Board reviews the portfolio and large exposure groups on a regular basis.

Credit Approval Authorities

The Board of Directors has delegated credit approval authority to various committees, forums and individual officers under the credit approval authorization policy. The credit approval authorization policy is based on the level of risk and the quantum of exposure, and is designed to ensure that transactions with higher exposure and higher levels of risk are sent to a correspondingly higher forum/committee for approval.

The Bank has established several levels of credit approval authorities for its corporate banking activities -the Credit Committee, the Committee of Executive Directors, the Committee of Senior Management, the Committee of Executives and Regional Committees. For certain exposures to small and medium enterprises and rural and agricultural loans under programs, separate forums have been established for approval. These forums sanction programs formulated through a cluster-based approach wherein a lending program is implemented for a homogeneous group of individuals or business entities that comply with certain norms. To be eligible for funding under the programs, borrowers need to meet the stipulated credit norms and obtain a minimum score on a scoring model. We have incorporated control norms, borrower approval norms and review triggers in all such programs.

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

The Credit Risk Management Group rates proposals, carries out industry analysis, tracks the quality of the credit portfolio and reports periodically to the Credit Committee and the Risk Committee. For non-retail exposures, the Credit Monitoring Group verifies adherence to the terms of the approval prior to the commitment and disbursement of credit facilities. We also manage credit risk through various limit structures, which are in line with the Reserve Bank of India’s prudential guidelines. The Bank has set up various exposure limits, including the single borrower exposure limit, the group borrower exposure limit, the industry exposure limit, the unsecured exposure limit, the long tenor exposure limit and limits on exposure to sensitive sectors such as capital markets, non-banking finance companies and real estate. Rating based thresholds for exposures to borrowers and limit on incremental sanctions have also been put in place. Limits on countries and bank counterparties have also been stipulated.

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

After conducting an analysis of a specific borrower’s risk, the Credit Risk Management Group assigns a credit rating to the borrower. We have a scale of 12 ratings ranging from AAA to B. A borrower’s credit rating is a vital input for the credit approval process. The borrower’s credit rating and the default pattern corresponding to that credit rating, forms an important input in the risk-based pricing framework of the Bank. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the Credit Risk Management Group before being submitted for approval to the appropriate approval authority. The approval process for non-fund facilities is similar to that for fund-based facilities. The credit rating for every borrower is reviewed periodically. We also review the ratings of all our borrowers in a particular industry upon the occurrence of any significant event impacting that industry.

On our current rating scale, ratings of below BBB- (i.e., BB and B ratings) are considered to be relatively high-risk categories. Our current credit policy does not expressly provide a minimum rating required for a borrower to be considered for a loan. All corporate loan proposals with an internal rating of below BBB- are sent to our Credit Committee for its approval, which is constituted by a majority of non-executive directors.

The following table sets forth a description of our internal rating grades linked to the likelihood of loss:

Grade	Definition
(I) Investment grade	Entities/obligations are judged to offer moderate to high protection with regard to timely payment of financial obligations.

AAA, AA+, AA, AA-	Entities/obligations are judged to offer high protection with regard to timely payment of financial obligations.

A+, A, A-	Entities/obligations are judged to offer an adequate degree of protection with regard to timely payment of financial obligations.

BBB+, BBB and BBB-	Entities/obligations are judged to offer moderate protection with regard to timely payment of financial obligations.

(II) Below investment grade (BB and B)	Entities/obligations are judged to carry inadequate protection with regard to timely payment of financial obligations.

At year-end fiscal 2016, our net non-investment grade loans constituted about 18.6% of our total net loans. Fiscal 2016 witnessed a slowdown in global economic growth mainly on account of lower growth in China and emerging market economies, divergence in global monetary policy and significant decline in commodity prices including crude oil and metals. The weak global economic environment, the sharp downturn in the commodity cycle, continued challenges in the corporate sector due to the gradual nature of domestic economic recovery as against the expectation of the significant improvement in the corporate investment and performance has adversely impacted the borrowers in certain sectors such as iron & steel, mining, power, cement and rigs, resulting in credit rating downgrades in these sectors and promoter entities where the underlying is partly linked to these sectors. See also “Consolidated Financial Statements—Schedules to the consolidated financial statements—Schedule 18B-Loans-Credit quality indicators of loans”.

Working capital loans are generally approved for a period of 12 months. At the end of the 12-month validity period, we review the loan arrangement and the credit rating of the borrower. On completion of this review, a decision is made on whether to renew the working capital loan arrangement.

The following sections detail the risk assessment process for various business segments:

Assessment of Project Finance Exposures

ICICI Bank has a framework for the appraisal and execution of project finance transactions. We believe that this framework creates optimal risk identification, allocation and mitigation and helps minimize residual risk.

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

In addition to the above, in the case of structured project finance in areas such as infrastructure, oil, gas and petrochemicals, as a part of the due diligence process, we appoint consultants, wherever considered necessary, to advise the lenders, including technical advisors, business analysts, legal counsel and insurance consultants. These consultants are typically internationally recognized and experienced in their respective fields. Risk mitigating factors in these financings include creation of debt service reserves and channeling project revenues through a trust and retention account.

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

ICICI Bank generally disburses funds after the entire project funding is committed and vital contractual arrangements have been entered into. Funds are disbursed in tranches to pay for approved project costs as the project progresses. When we appoint technical and market consultants, they are required to monitor the project’s progress and certify all disbursements. We also require the borrower to submit periodic reports on project implementation, including orders for machinery and equipment as well as expenses incurred. Project completion is contingent upon satisfactory operation of the project for a certain minimum period and, in certain cases, the establishment of debt service reserves. We continue to monitor the credit exposure until our loans are fully repaid.

Assessment of Corporate Finance Exposures

As part of the corporate loan approval procedures, ICICI Bank carries out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements and temporary imbalances in liquidity. ICICI Bank’s funding of long-term core working capital requirements is assessed on the basis, among other things, of the borrower’s present and proposed level of inventory and receivables. In case of corporate loans for other funding requirements, we undertake a detailed review of those requirements and an analysis of cash flows. A substantial portion of ICICI Bank’s corporate finance loans are secured by a lien over appropriate assets of the borrower. Corporate finance loans are generally secured by a first charge on fixed assets, which normally consists of property, plant and equipment. We may also take as security a pledge of financial assets, such as marketable securities, and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsors’ shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding.

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

Our analysis enables us to identify risks in these transactions. To mitigate risks, we use various credit enhancement techniques, such as collateralization, cash collateralization, creation of escrow accounts and debt service reserves. We also have a monitoring framework to enable continuous review of the performance of such transactions.

With respect to financing for corporate mergers and acquisitions, we carry out detailed due diligence on the acquirer as well as the target’s business profile. The key areas covered in the appraisal process include:

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

Assessment of Working Capital Finance Exposures

We carry out a detailed analysis of borrowers’ working capital requirements. Credit limits are established in accordance with the credit approval authorization approved by the Bank’s Board of Directors. Once credit limits are approved, we calculate the amounts that can be lent on the basis of monthly statements provided by the borrower and the margins stipulated. Quarterly information statements are also obtained from borrowers to monitor the performance on a regular basis. Monthly cash flow statements are obtained where considered necessary. Any irregularity in the conduct of the account is reported to the appropriate authority on a regular basis. Credit limits are reviewed on a periodic basis.

Working capital facilities are primarily secured by inventories, receivables and other current assets. Additionally, in certain cases, these credit facilities are secured by personal guarantees of directors, or subordinated security interests in the tangible assets of the borrower including plant and machinery and covered by personal guarantees of the promoters.

Assessment of Retail Loans

The sourcing and approval of retail credit exposures are segregated to achieve independence. The Credit Risk Management Group, Credit and Policy Group and credit teams are assigned complementary roles to facilitate effective credit risk management for retail loans.

The Credit and Policy Group is responsible for preparing credit policies/operating policies. The Credit Risk Management Group oversees the credit risk issues for retail assets including the review of all credit policies and operating policies proposed for approval by the Board or forums authorized by the Board. The Credit Risk Management Group is involved in portfolio monitoring of all retail assets and in suggesting and implementing policy changes. Independent units within retail banking, focus on customer-segment specific strategies, policy formulation, portfolio tracking and monitoring, analytics, score card development and database management. The credit team, which is independent from the business unit, oversees the underwriting function and is organized geographically to support the retail sales and service structure.

Our customers for retail loans are primarily middle and high-income, salaried and self-employed individuals. Except for personal loans and credit cards, ICICI Bank requires a contribution from the borrower and its loans are secured by the asset financed.

The Bank’s credit officers evaluate credit proposals on the basis of operating policies approved by the Committee of Executive Directors. The criteria vary across product segments but typically include factors such as the borrower’s income, the loan-to-value ratio and demographic parameters. External agencies such as field investigation agencies facilitate a comprehensive due diligence process including visits to offices and homes in the case of loans made to retail borrowers. In making its credit decisions, ICICI Bank draws upon a centralized database on delinquent loans and reports from the credit bureau to review the borrower’s profile. For mortgage loans and used vehicle loans, a valuation agency or an in-house technical team carries out the technical valuations. In the case of credit cards, in order to limit the scope of individual discretion, ICICI Bank has implemented a credit-scoring program that assigns a credit score to each applicant based on certain demographic and credit bureau variables. The credit score then forms one of the criteria for loan evaluation. For loans against gold ornaments and gold coins, emphasis is given on ownership and authenticity (purity and weight) of the jewelry for which an external appraiser is appointed by the Bank. Norms with respect to the loan-to-value ratio have been laid down.

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

We have established centralized operations to manage operating risk in the various back-office processes of our retail loan business except for a few operations, which are decentralized to improve turnaround time for customers. A separate team under the Credit and Policy Group undertakes review and audits of credit quality and processes across different products. The Bank also has a debt services management group structured along various product lines and geographical locations, to manage debt recovery. The group operates under the guidelines of a standardized recovery process. A Financial Crime Prevention Group has been established as a dedicated and independent group, handling the fraud prevention, detection, investigation, monitoring, reporting and awareness creation functions.

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

Assessment Procedures for Rural and Agricultural Loans

The rural and agricultural portfolio consists of loans to retail customers in the rural sector through programs and direct loans to corporations, small & medium enterprises and intermediaries linked to these entities. The programs offered include lending to farmers for crop cultivation and other allied agricultural activities (in the form of Kisan credit cards and agricultural term loans), farm equipment financing (for purchase of equipment such as tractors and harvesters), lending to self-help groups, loans against gold ornaments and gold coins, commodity based funding and rural business enterprise credit. We have adopted specific risk assessment methodologies for each of these segments.

The sales and approval functions are segregated to achieve independence in retail loan assessment procedures. The Credit and Policy Group is responsible for preparing credit policies/operating policies. The Credit Risk Management Group oversees the credit risk issues for retail agricultural assets including the review of all credit policies and operating policies proposed for approval by the Board of Directors or forums authorized by the Board. The Credit Risk Management Group monitors portfolio trends and suggests and implements policy changes. The credit team, which is independent from the business unit, oversees the underwriting function and is organized geographically in line with the rural sales and service structure.

We use a cluster-based approach for certain segments, wherein a lending program is implemented for a homogeneous group of individuals or business entities that comply with certain laid down parameterized norms. To be eligible for funding under these programs, the borrowers need to meet the stipulated credit norms and obtain a minimum score on the scoring model wherever applicable. We have incorporated control norms, borrower approval norms and review triggers in all the programs.

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

For loans against gold ornaments and gold coins, the credit norms focus on establishing ownership and authenticity (purity and weight) of the jewelry for which an external appraiser is appointed by us. Norms with respect to loan-to-value ratio have been laid down.

Commodity based financing caters to the needs of farmers, aggregators & processors, where the facility is based on collateral of the commodity pledged in favor of the Bank and stored in designated warehouses. The credit norms focus on the quality, quantity and price volatility of the underlying commodity. A dedicated group evaluates the quantity and quality of the commodity at the time of funding, directly or through the agencies appointed by it, and also undertakes periodic checks post funding. ICICI Bank also has a centralized system for daily monitoring of the prices of the commodities funded by it and raising a margin call in case of a shortfall in margins due to decline in the prices. Various norms like initial margins and the price caps for various commodities have been set to reduce the risk arising out of price volatility of the underlying commodities.

See also “Risk Factors—Risks Relating to Our Business— Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”.

Risk Monitoring and Portfolio Review

We ensure effective monitoring of credit facilities through a risk-based asset review framework under which the frequency of asset review is higher for cases with higher outstanding balances and/or lower credit ratings. For corporate, small enterprises and agri-business related borrowers, the Credit Monitoring Group verifies adherence to the terms of the credit approval prior to the commitment and disbursement of credit facilities. These borrower accounts are generally reviewed at least once a year.

The Credit Monitoring Group/Operation Groups monitors compliance with the terms and conditions for credit facilities prior to disbursement. It also reviews the completeness of documentation, creation of security and insurance policies for assets financed.

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

Quantitative and Qualitative Disclosures About Market Risk

Market risk is the possibility of loss arising from changes in the value of a financial instrument as a result of changes in market variables such as interest rates, exchange rates, credit spreads and other asset prices. Our exposure to market risk is a function of our trading and asset-liability management activities and our role as a financial intermediary in customer-related transactions. These risks are mitigated by the limits stipulated in the Investment Policy, Asset Liability Management Policy and Derivatives Policy, which are approved and reviewed by the Board of Directors.

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

The Market Risk Management Group is responsible for the identification, assessment and measurement of market risk. Risk limits including position limits and stop loss limits are reported on a daily basis by the Treasury Control and Services Group and reviewed periodically. Foreign exchange risk is monitored through the net overnight open foreign exchange limit. Interest rate risk is measured through the use of re-pricing gap analysis and duration analysis. Interest rate risk is further monitored through interest rate risk limits approved by the Board of Directors.

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

Interest rate risk is measured through earnings at risk from an earnings perspective and through duration of equity from an economic value perspective. Further, exposure to fluctuations in interest rates is also measured by way of gap analysis, providing a static view of the maturity and re-pricing characteristics of balance sheet positions. An interest rate sensitivity gap report is prepared by classifying all rate sensitive assets and rate sensitive liabilities into various time period categories according to contracted/behavioral maturities or anticipated re-pricing date. The difference in the amount of rate sensitive assets and rate sensitive liabilities maturing or being re-priced in any time period category, gives an indication of the extent of exposure to the risk of potential changes in the margins on new or re-priced assets and liabilities. We monitor interest rate risk through the above measures on a bi-monthly basis. The duration of equity and interest rate sensitivity gap statements are submitted to the Reserve Bank of India on a monthly basis. These interest rate risk limits are approved by the Board of Directors. We also monitor Greeks of our interest rate options.

ICICI Bank’s primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. Current account deposits in the domestic operations are non-interest bearing. The Reserve Bank of India has deregulated interest rates on saving account deposits from October 25, 2011.  The rate of interest on savings account deposits currently offered by ICICI Bank is 4%. We usually borrow for a fixed period with a one-time repayment on maturity, with some borrowings having European call/put options, exercisable only on specified dates, attached to them. However, we have a mix of floating and fixed interest rate assets. Our loans are generally repaid gradually, with principal repayments being made over the life of the loan. Our housing loans at year-end fiscal 2016 were primarily floating rate loans where any change in the benchmark rate with reference to which these loans are priced, is generally passed on to the borrower on the first day of the succeeding quarter or succeeding month, as applicable.

As required by the Reserve Bank of India guidelines effective July 1, 2010, ICICI Bank priced its loans with reference to a base rate, called the ICICI Bank Base Rate till March 31, 2016. The Asset Liability Management Committee set the ICICI Bank Base Rate based on ICICI Bank’s current cost of funds, likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for new rupee floating rate proposals and renewal of rupee facilities till March 31, 2016 were linked to the ICICI Bank Base Rate and comprise the ICICI Bank Base Rate, transaction-specific spread and other charges. The Reserve Bank of India also stipulated that a bank’s lending rates for rupee loans cannot be lower than its base rate, except for certain categories of loans as may be specified by the Reserve Bank of India from time to time.

Based on the revised guidelines of the Reserve Bank of India, all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016 will be priced with reference to a new internal benchmark to be called Marginal Cost of funds based Lending rate. Banks are required to publish Marginal Cost of funds based Lending rate for various tenures such as overnight, one month, three months, six months and one year. Marginal Cost of funds based Lending rate includes marginal cost of funds, negative carry on cash reserve ratio, and operations cost and tenure premium/discount for various tenures. The Asset Liability Management Committee sets the ICICI Bank Marginal Cost of funds based Lending rate. As required by the Reserve Bank of India guidelines, we publish the ICICI Bank Marginal Cost of funds based Lending rate for various tenures on a monthly basis. Pricing for floating rate approvals and renewal of rupee facilities are linked to the ICICI Bank Marginal Cost of funds based Lending rate and comprise the ICICI Bank Marginal Cost of funds based Lending rate and spread. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its Marginal Cost of funds based Lending rate, except for certain exemptions. As prescribed in the Reserve Bank of India guidelines, existing borrowers will also have the option to move to the Marginal Cost of funds based Lending rate linked loan at mutually acceptable terms. Any change in the Marginal cost of funds based lending rate is generally passed on to borrowers under various facilities at different periodicity, of up to one year. All loans approved before April 1, 2016, and where the borrowers choose not to migrate to the Marginal Cost of funds based Lending rate system, would continue to be based on the earlier benchmark rate regimes.

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

Almost all foreign currency loans in the overseas branches of the Bank are floating rate loans. These loans are generally funded with foreign currency borrowings and deposits in our overseas branches. We generally convert all foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. Our overseas subsidiaries in the UK and Canada have fixed rate retail term deposits and fixed/floating rate wholesale borrowings as their funding sources. They also have fixed and floating rate assets. Interest rate risk is generally managed by entering into swaps whenever required.

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

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2016(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Loans, net	Rs.	4,170,302	Rs.	683,708	Rs.	83,281	Rs.	4,937,291
Investments		482,289		559,098		1,819,054		2,860,441
Other assets(2)		403,311		128,751		773,048		1,305,110
Total assets		5,055,902		1,371,557		2,675,383		9,102,842
Stockholders’ equity and preference share capital		–		–		941,107		941,107
Borrowings		1,189,828		817,429		196,520		2,203,777
Deposits		2,283,639		1,989,173		237,962		4,510,774
Other liabilities		–		–		1,531,904		1,531,904
Total liabilities		3,473,467		2,806,602		2,907,493		9,187,562
Total gap before risk management positions		1,582,435		(1,435,045)		(232,110)		(84,720)
Off-balance sheet positions(3)		(375,047)		309,422		60,819		(4,806)
Total gap after risk management positions	Rs.	1,207,388	Rs.	(1,125,623)	Rs.	(171,291)	Rs.	(89,526)

(1)	Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on Asset Liability Management Guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. This includes investments in the nature of equity, cash and cash equivalents and miscellaneous assets and liabilities. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	The categorization for these items is different from that reported in the financial statements.

(3)	Off-balance sheet positions comprise notional amount of derivatives, including foreign exchange forward contacts.

The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2016
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Loans	Rs.	786,024	Rs.	2,775,356	Rs.	3,561,380

The following table sets forth, using the balance sheet at year-end fiscal 2016 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2017, assuming a parallel shift in the yield curve at year-end fiscal 2016.

	At March 31, 2016
	Change in interest rates (in basis points)
	(100)		(50)		50		100
	(in millions)
Rupee portfolio	Rs.	(8,612)	Rs.	(4,306)	Rs.	4,306	Rs.	8,612
Foreign currency portfolio		(1,305)		(653)		653		1,305
Total	Rs.	(9,917)	Rs.	(4,959)	Rs.	4,959	Rs.	9,917

Based on our asset and liability position at year-end fiscal 2016, the sensitivity model shows that net interest income from the banking book for fiscal 2017 would rise by Rs. 9.9 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points, net interest income for fiscal 2017 would fall by an equivalent amount of Rs. 9.9 billion. Based on our asset and liability position at year-end fiscal 2015, the sensitivity model showed that net interest income from the banking book for fiscal 2016 would rise by Rs. 8.4 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points, net interest income for fiscal 2016 would fall by an equivalent amount of Rs. 8.4 billion.

Sensitivity analysis, which is based upon static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

Price Risk (Trading Book)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2016 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held for trading portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2016
	Change in interest rates (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Indian government securities	Rs.	149,082	Rs.	5,867	Rs.	2,958	Rs.	(2,958)	Rs.	(5,867)
Corporate debt securities		143,476		1,534		776		(776)		(1,534)
Total	Rs.	292,558	Rs.	7,401	Rs.	3,734	Rs.	(3,734)	Rs.	(7,401)

	At March 31, 2016
	Change in interest rates (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Foreign government securities	Rs.	15,863	Rs.	77	Rs.	38	Rs.	(38)	Rs.	(77)

At year-end fiscal 2016, the total value of our fixed income trading portfolio, including foreign government securities was Rs. 308.4 billion. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would fall by Rs. 7.5 billion. Conversely, if interest rates fall by 100 basis points, the value of this portfolio would rise by Rs. 7.5 billion. At year-end fiscal 2015, the total value of our fixed income trading portfolio was Rs. 277.1 billion. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would fall by Rs. 7.4 billion. Conversely, if interest rates fell by 100 basis points the value of this portfolio would rise by Rs. 7.4 billion.

The total outstanding notional principal amount of our trading interest rate derivatives portfolio increased from Rs. 3,971.7 billion at year-end fiscal 2015 to Rs. 4,279.4 billion at year-end fiscal 2016. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would fall by Rs. 0.5 billion. The total outstanding notional principal amount of our trading currency derivatives (such as futures, options and cross currency interest rate swaps) decreased from Rs. 1,020.3 billion at year-end fiscal 2015 to Rs. 939.4 billion at year-end fiscal 2016. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would rise by Rs. 1.6 billion. The total outstanding notional principal amount of our trading foreign exchange portfolio increased from Rs. 2,529.6 billion at year-end fiscal 2015 to Rs. 3,220.9 billion at year-end fiscal 2016. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would rise by Rs. 17 million.

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2016, we had a total equity investment portfolio of Rs. 75.2 billion, primarily comprising Rs. 16.6 billion of investments by ICICI Bank and Rs. 57.1 billion of investments by our insurance subsidiaries. Additionally, ICICI Securities and ICICI Securities Primary Dealership also have a small portfolio of equity derivatives. The equity investments of ICICI Bank include the equity portfolio of its proprietary trading group amounting to Rs. 0.2 billion and other equity investments amounting to Rs. 16.4 billion. These other equity investments are primarily unlisted and long-term in nature. We also invest in private equity and venture capital funds, primarily those managed by our subsidiary ICICI Venture Funds Management Company. These funds invest in equity and equity linked instruments. Our investments through these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are also subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury”.

The risk in the equity portfolio of the proprietary trading group, which manages the equity trading book of ICICI Bank, is controlled through a value-at-risk approach and stop loss limits, as stipulated in the Investment Policy. Value-at-risk measures the statistical risk of loss from a trading position, given a specified confidence level and a defined time horizon.

ICICI Bank computes value-at-risk using historical simulation model for limit monitoring purposes. The value-at-risk is calculated using the previous one-year market data at a 99% confidence level and a holding period of one day.

The following table sets forth the high, low, average and period-end value-at-risk for fiscal 2016.

	High	Low	Average	At March 31, 2016
	Rs. in million
Value-at-risk	204.9	15.8	49.9	17.7

We monitor the effectiveness of the value-at-risk model by regularly back-testing its performance. Statistically, we would expect to see losses in excess of value-at-risk only 1% of the time over a one-year period. During fiscal 2016, hypothetical losses exceed the value-at-risk estimates for four days. An analysis of these four outliers revealed that these losses occurred on days when actual movement in the stocks for the day was more than the scenario used to compute value-at-risk for the day.

The following table sets forth a comparison of the hypothetical daily profit/loss, computed on the assumption of no intra-day trading, and value-at-risk calculated using the historical simulation model during fiscal 2016.

	Average	On March 31, 2016
	Rs. in million
Hypothetical daily profit/(loss)	(2.5)	9.1
Value-at-risk	49.9	17.7

The high and low hypothetical daily profit/(loss) during fiscal 2016 was Rs. 174.4 million and Rs. (261.7) million respectively.

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

Exchange Rate Risk

We offer instruments like swaps, forwards, and currency options to clients, which are primarily banks and corporate customers. We use cross currency swaps, forwards, and options to hedge against risks arising out of these transactions and for foreign currency loans that are originated in currencies different from the currencies of borrowings supporting them. Some of these transactions may not meet the hedge accounting requirements and are subject to mark-to-market. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating daily, quarterly cumulative stop-loss limits and engaging in exception reporting.

The Bank offers foreign currency-rupee options for hedging foreign currency exposures including hedging of balance sheet exposures to the users which include corporate clients and other inter-bank counterparties. All the options positions are maintained within the limits specified in the Investment Policy. The trading activities in the foreign currency markets expose us to exchange rate risks. The foreign exchange rate risk is monitored through the net overnight open position limit approved by the board.

Assuming 1% increase/decrease in each of the foreign currencies against the respective base currency, our exchange rate sensitivity comes to Rs. 12 million and Rs. 11 million at year-end fiscal 2016 and year-end fiscal 2015 respectively. The above numbers are without any netting benefit across base currencies. We also monitor Greeks of our currency options.

Derivative Instruments Risk

The Bank offers various derivative products, including options and swaps, to clients for their risk management purposes. The Bank also enters into interest rate and currency derivative transactions for the purpose of hedging interest rate and foreign exchange mismatches and also engages in trading of derivative instruments on its own account.

Profits or losses on account of market movements on these transactions are borne by the clients. For the transactions which are not covered in the inter-bank market, the Bank runs open positions within the limits prescribed in its Investment Policy. The derivative transactions are subject to counterparty risk to the extent particular obligors are unable to make payment on contracts when due.

Credit Spread Risk

Credit spread risk arises out of investments in fixed income securities. Hence, volatility in the level of credit spreads would impact the value of these portfolios held by the Bank. We closely monitor our portfolio and risk is monitored by setting investment limits, rating-wise limits, single issuer limit, maturity limits and stipulating daily and cumulative stop-loss limits.

The following table sets forth, using our held for trading portfolio at year-end fiscal 2016 as the base, one possible prediction of the impact of changes in credit spreads on the value of the trading portfolio, assuming a parallel shift in credit spreads.

	At March 31, 2016
	Change in credit spread (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Corporate debt securities	Rs.	143,476	Rs.	1,534	Rs.	776	Rs.	(776)	Rs.	(1,534)

At year-end fiscal 2016, our held for trading portfolio (excluding government securities) was Rs. 143.5 billion. The sensitivity model shows that if credit spreads increase by 100 basis points, the value of this portfolio would fall by Rs. 1.5 billion. Conversely, if credit spreads fall by 100 basis points, the value of this portfolio would rise by Rs. 1.5 billion. At year-end fiscal 2015, our held for trading portfolio (excluding government securities) was Rs. 136.7 billion. The sensitivity model showed that if credit spreads increased by 100 basis points, the value of this portfolio would fell by Rs. 1.9 billion. Conversely, if credit spreads fall by 100 basis points, the value of this portfolio would rise by Rs. 1.9 billion.

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

We manage liquidity risk in accordance with our Asset Liability Management Policy. This policy is framed as per the current regulatory guidelines and is approved by the Board of Directors. The Asset Liability Management Policy is reviewed periodically to incorporate changes as required by regulatory stipulation or to realign the policy with changes in the economic landscape. The Asset Liability Management Committee of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the Asset Liability Management Policy. The Asset Liability Management Committee comprises Managing Director and CEO, Executive Directors, Presidents, Chief Financial Officer, Senior General Managers in charge of Risk and Treasury and heads of business groups. The Risk Committee of the Board, a Board Committee, has oversight of the Asset Liability Management Committee.

The Bank uses various tools for the measurement of liquidity risk including the statement of structural liquidity, dynamic liquidity cash flow statements, liquidity ratios and stress testing through scenario analysis. The statement of structural liquidity is used as a standard tool for measuring and managing net funding requirements and the assessment of a surplus or shortfall of funds in various maturity buckets in the future. The cash flows pertaining to various assets, liabilities and off-balance sheet items are placed in different time buckets based on their contractual or behavioral maturity. The statement of structural liquidity of rupee currency for domestic operations, and statement of structural liquidity of all currencies together for international operations of the Bank (country-wise and in aggregate) are prepared on daily basis. The statement of structural liquidity of foreign currency for domestic operations, consolidated statement for domestic operations and for the Bank as a whole are prepared on fortnightly basis. The utilization against gap limits laid down for each bucket is reviewed by Asset Liability Management Committee of the Bank.

We also prepare dynamic liquidity cash flow statements, which in addition to scheduled cash flows, also consider the liquidity requirements pertaining to incremental business and the funding thereof. The dynamic liquidity cash flow statements are prepared in close coordination with the business groups, and cash flow projections based on the statements are periodically presented to the Asset Liability Management Committee.

As a part of the stock and flow approach, we monitor various liquidity ratios, and limits are laid down for these ratios in the Asset Liability Management Policy. We also monitor liquidity coverage ratio which has been applicable from January 1, 2015.

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

For our overseas branches, the Bank also has a well-defined borrowing program. In order to maximize borrowings at a reasonable cost through its branches, liquidity in different markets and currencies is targeted. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings, interbank bilateral loans and deposits, including structured deposits. The Bank also raises refinance from other banks against the buyers’ credit and other trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. The Bank also mobilizes retail deposits, in accordance with the regulatory framework in place in the respective host country.

The Bank maintains prudential levels of liquid assets in the form of cash, balances with the central bank and government securities, money market and other fixed income securities. Currently, as stipulated by the regulator, banks in India are required to maintain their statutory liquidity ratio at a level of 21.0% effective July 9, 2016 (21.5% on March 31, 2016) of its net demand and time liabilities in India and their cash reserve ratio at a level of 4.0% of its net demand and time liabilities in India. The Bank generally holds additional securities over and above the stipulated level. The statutory liquidity ratio is scheduled to come down progressively by 25 basis points every quarter in fiscal 2017 to 20.5%. Further, banks in India were required to maintain a liquidity coverage ratio at a minimum of 60.0% for the calendar year 2015. Effective January 1, 2016, the liquidity coverage ratio requirement rose to a minimum of 70.0% for the calendar year 2016 and will further increase in a phased manner to 100.0% from January 1, 2019. During fiscal 2016, the Bank maintained a liquidity coverage ratio above the stipulated level.

Further, we have a board approved liquidity stress testing framework, under which we estimate the Bank’s liquidity position under a range of stress scenarios, and considers possible measures we could take to mitigate the outflows under each scenario. These scenarios cover bank specific, market-wide and combined stress situations and have been separately designed for the domestic and international operations of the Bank. Each scenario included in the stress-testing framework covers a time horizon of 30 days. The stress-testing framework measures the impact on profit due to liquidity outflows for each scenario, considering possible measures that we could take to mitigate the stress. The impact on profits is subject to a stress tolerance limit specified by the Board of Directors. The results of liquidity stress testing are reported to the Asset Liability Management Committee on a monthly basis. During fiscal 2016, the results of each of the stress scenarios were within the Board-approved limits.

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

Our subsidiary in the United Kingdom raises funding through wholesale and retail sources. Wholesale sources comprise issuance of bonds through a Medium Term Note programme, bilateral and club loans as well as repo borrowings. In the retail segment, it raises deposits through its branch network as well as its internet platform. A buffer of high quality liquid assets/central bank reserves is maintained against these deposits. Our subsidiary in Canada is funded through diversified funding sources from retail as well as wholesale sources like borrowings through securitization of insured mortgages across tenor buckets.

The Prudential Regulation Authority issued a new policy statement on Capital Requirements Directive IV Liquidity (PS 11/15) in June 2015, which was supplemented by supervisory statement on Prudential Regulation Authorities approach to supervising liquidity and funding risk. The new guidelines were applicable from October 1, 2015. As per the guidelines the Bank is required to maintain Liquidity Coverage Ratio, as per the methodology provided in the Delegated Act issued by European Banking Authority in October 2014, at 80% starting October 1, 2015 as a Pillar 1 liquidity requirement. Additionally, Prudential Regulation Authority adopted an interim Pillar 2 approach, in which it specified the Bank to hold high quality liquid assets for add-ons specified in the existing Individual liquidity guidance for the Bank. These add-ons are for specific risks which were not captured in Liquidity Coverage Ratio.

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

We have put in place comprehensive operating manuals detailing procedures for the processing of various banking transactions. Amendments to these manuals are implemented through circulars, which are accessible to our branch employees on our intranet. In addition, our branches are supported by product, marketing, audit and compliance teams.

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

Operational Controls and Procedures for Internet Banking

The Bank has put in place adequate authentication and authorization controls for transactions through internet banking. In addition to login password, transactions are required to be authorized with random grid value authentication (a grid is a set of numbers printed on the reverse side of the debit card). Additionally, one-time password authentication is required in case we identify a change in the customer’s device fingerprint. The one-time password is sent to the customer’s mobile number registered with us. To add a payee for transfer of funds, the customer is required to validate a unique registration number that is sent to the customer’s mobile number registered with us. Internet transactions using credit cards require additional password-based authentication besides other authentications present on the card. Text message alerts are also sent to the customer for internet-based transactions beyond a threshold level. To create awareness among customers about phishing, vishing and other internet-related frauds, we regularly send e-mails to the customers. The internet banking infrastructure is secured through the multi-layer information security controls, including firewalls, intrusion prevention systems and network level access controls. These are supplemented by periodic penetration tests, vulnerability assessments and continuous security incident monitoring of internet banking servers.

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

The Bank has two centralized processing centers, one each in Mumbai and Hyderabad, processing the transactions on a nationwide basis for the issuance of debit cards, mailing of personal identification numbers, issuance of passwords to internet banking customers and internet banking bill payments and processing of credit card transactions. Centralized processing has also been extended to activities like issuance of personalized checkbooks and the activation of newly opened accounts.

Operational Controls and Procedures in Treasury

The Bank has put in place a comprehensive internal control structure with respect to its treasury operations. The control measures include the segregation of duties between treasury front-office and treasury control and services group, automated control procedures, continuous monitoring procedures through detailed reporting statements, and a well-defined code of conduct for dealers. We have also set up limits in respect of treasury operations including deal-wise limits and product-wise limits. In order to mitigate the potential mis-selling risks, if any, a customer suitability and appropriateness policy has been implemented. Similarly, in order to mitigate potential contractual risks, if any, negotiations for deals are recorded on a voice recording system. Some of the control measures include independence of deal validation, deal confirmation, documentation, limits monitoring, treasury accounting, settlement, reconciliation and regulatory compliance. Treasury control and services group reviews the unconfirmed, unsettled deals if any, on a regular basis and follows up for timely confirmation or settlement. There is a mechanism of escalation to senior management in case of delays in settlement or confirmation beyond a time period. In addition to the above, concurrent and internal audits are also conducted independently in respect of treasury operations on a periodic basis. The control structure in our treasury operations is designed to prevent errors and potential fraud and provide early-warning signals.

Operational Controls and Procedures in Retail Asset Operations

The Bank has designated decentralized asset processing centers located at various cities across the country. These Decentralized asset processing centers engage in activities of loan disbursement and regular banking activity related to retail loans with sufficient internal checks and controls.

The Bank has three central asset operation units located in Mumbai, Hyderabad and Noida. These central units support operations relating to retail asset products across the country and carry out activities like loan accounts maintenance, issuance of credit card, accounting and reconciliation, payouts and repayment management activities for all retail asset products.

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

Operational Controls and Procedures for Rural Banking

The Bank’s rural banking operations include meeting the financial requirements of customers in rural and semi-urban locations, primarily engaged in agriculture and allied activities. The Bank also focuses on enrollment of beneficiaries under government social schemes. There are designated product, sales, credit and operations structure for the rural banking segment. The customers are offered various products by the sales and business teams and there are various processes and controls performed by independent teams such as Credit Monitoring Group and Operations Group with well-defined process ownership. There are independent monitoring and controls on the quality of the commodities pledged and title of the land considered as collateral. Hind sighting is also carried out to check the effectiveness of the processes.

Anti-Money Laundering Controls

The Bank has implemented Know Your Customer/Anti-Money Laundering/Combating of Financing of Terrorism guidelines in accordance with the provisions under Prevention of Money Laundering Act, 2002, rules promulgated thereunder and guidelines issued by the regulators from time to time.

Implementation of these guidelines includes the formulation of a Group Anti-money Laundering Policy with the approval of the Board of Directors of the Bank which also covers the overseas branches/subsidiaries; oversight by the Audit Committee on the implementation of the Anti-Money Laundering framework; appointment of a senior level officer as the principal officer who has the day-to-day responsibility for implementation of the anti-money laundering framework; implementation of adequate Know Your Customer procedures based on risk categorization of customer segments, screening of names of customers with negative lists issued by the regulators and customer risk categorization for classifying the customers into high, medium and low risk segments; risk-based transaction monitoring and regulatory reporting procedures through automated applications; implementing appropriate mechanisms to train employees’ and to creating customer awareness on this subject.

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

An Anti-Money Laundering/Combating of Financing of Terrorism Policy has been approved by the board of directors of the life insurance subsidiary. The policy is also in accordance with the Group Anti-Money-Laundering policy and includes oversight by the Audit Committee on the implementation of the anti-money laundering framework. It provides for appointment of a senior level officer as the principal officer who, has the responsibility for ensuring compliance with the obligations imposed under of Chapter IV of the Prevention of Money Laundering Act, 2002 and the rules made thereunder.

Following the release on the internet of videos in March-April 2013 forming part of a sting operation on banks and insurance companies in India, that purported to show the Bank’s frontline branch employees engaging in conversations that would violate the Group Code of Business Conduct and Ethics and could have, if any transactions had been consummated, led to violations of anti-money laundering and know your customer norms, the Reserve Bank of India undertook investigations at ICICI Bank and over 30 other banks in India. While the Reserve Bank of India’s investigations did not reveal any prima facie evidence of money laundering, the Reserve Bank of India has imposed an aggregate penalty of Rs. 665 million (US$ 11 million) on 31 Indian banks, including Rs. 10 million (US$ 0.2 million) on ICICI Bank, for instances of violation of applicable regulations, which we have paid. A penalty of Rs. 1.4 million was also imposed on the Bank in February 2015 by the Financial Intelligence Unit, India for failure in reporting the attempted suspicious transactions to which the above sting operations pertained. We have filed an appeal against the penalty.

In July 2014, the Reserve Bank of India imposed a penalty, for violation of instructions /directions/guidelines issued by the Reserve Bank of India, on 12 Indian banks, including us, following its scrutiny of the loan and current accounts of a corporate borrower with these banks. The penalty imposed on us was Rs. 4 million.

In December 2014, the Reserve Bank of India imposed penalties on two Indian banks, including us, for non-compliance with the know your customer/anti-money laundering directions/guidelines issued by the Reserve Bank of India in respect of fraudulent opening of fictitious accounts with certain banks. The penalty imposed on us was Rs. 5 million. See “Risk Factors—Risks Relating to Our Business—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past” and “Risk Factors—Risks Relating to Our Business—Negative publicity could damage our reputation and adversely impact our business and financial results and the price of our equity shares and ADS.”.

Audit

The Internal Audit Group governed by a Group Audit Charter and Internal Audit Policy approved by the Board of Directors, provides independent, objective assurance on the effectiveness of internal controls, risk management and corporate governance and suggests improvements. It helps us accomplish our objectives by evaluating and improving the effectiveness of risk management, internal controls and governance processes, through a systematic and disciplined approach. The Internal Audit Group acts as an independent entity and reports to the Audit Committee of the Board.

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

The Internal Audit Group has adopted a risk based audit methodology in accordance with the Reserve Bank of India guidelines. The risk-based audit methodology is outlined in the Internal Audit Policy. An annual risk-based audit plan is drawn up based on the risk-based audit methodology and is approved by the Audit

Committee of the Board. Accordingly, the Internal Audit Group undertakes a comprehensive audit of all branches, business groups and other functions in accordance with the risk-based audit plan.

The Internal Audit Group also has a dedicated team responsible for information technology security audits. The annual audit plan covers various components of information technology including applications, networks, infrastructure and information technology general controls.

The Reserve Bank of India requires banks to have a process of concurrent audits at business groups dealing with treasury functions, branches handling large volumes, to cover a minimum of 50.0% of credit, deposits and other risk exposures of the Bank, head office functions and information technology data centers. In compliance with the requirements, the Internal Audit Group has formulated a strategy for concurrent audits at treasury-related functions and at select branches. Concurrent audits are also carried out at centralized and regional processing centers and at centralized operations units with a focus on areas that are identified as needing transaction testing and also to ensure existence of and adherence to internal controls. The information technology data center and some of the head office functions are also under purview of concurrent audit. The details of the concurrent audit coverage are outlined in the annual risk-based audit plan.

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

Risk Management Framework for International Operations

We have adopted a risk management framework for our international banking operations, including overseas branches, our International Financial Services Centre Banking Unit and Offshore Banking Unit. Under the framework, the Bank’s credit, investment, asset liability management and anti-money laundering policies apply to all the overseas branches, our International Financial Services Centre Banking Unit and Offshore Banking Unit, with modifications to meet local regulatory or business requirements. These modifications may be made with the approval of our Board of Directors or the committees designated by the Board of Directors. The Board of Directors/designated committee of the Board approve their respective risk management policies, based on applicable laws and regulations as well as the Bank’s corporate governance and risk management framework. Policies at the overseas banking subsidiaries are approved by Board of Directors of the respective subsidiaries and are framed in consultation with the related groups in the Bank as per the risk management framework.

The Compliance Group oversees regulatory compliance at the overseas branches, its International Financial Services Centre Banking Unit and Offshore Banking Unit. Compliance risk assessment along with the key risk indicators pertaining to our domestic and international banking operations are presented to the Risk Committee of our Board of Directors on a periodic basis. Management of regulatory compliance risk is considered as an integral component of the governance framework at the Bank and its subsidiaries along with the internal control mechanisms. We have therefore adopted an appropriate framework for compliance, by formulating the Group Compliance Policy, which is approved by the Board of Directors and is reviewed from time to time. The Group

Compliance Policy outlines a framework for identification and evaluation of the significant compliance risks, on a consolidated basis, in order to assess how these risks might affect our safety and soundness.

Risk Management in Key Subsidiaries

ICICI Bank UK

ICICI Bank UK is primarily exposed to credit risk, market risk (including interest and liquidity risks), operational risk, compliance and reputation risk.

The Board of Directors of ICICI Bank UK is responsible for oversight and control of the functioning of ICICI Bank UK and approves all major policies and procedures. The Board is assisted by its sub-committees, the Audit Committee, Governance Committee, Risk Committee, Conduct Risk Committee and Credit Committee which have been constituted to facilitate focused oversight on various risks. ICICI Bank UK’s risk appetite and policies approved by the Board/or the Board’s committees form the governing framework for each type of risk. Business activities are undertaken within the approved risk appetite and policy framework.

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

ICICI Bank UK has board/board committee approved policies for managing market risk such as its treasury policy manual and mandate, valuation policy, model validation policy and independent price verification policy. For monitoring and managing market risk, it uses various risk metrics, including the duration of equity, price value of one basis point change in interest rate, price value of one basis point change in credit spread, stop loss limits and value at risk limits.

ICICI Bank UK uses various tools for measurement of liquidity risk including the statement of structural liquidity, liquidity ratios and stress testing through scenario analysis. In line with its liquidity risk appetite, ICICI Bank UK maintains adequate high quality liquid assets/central bank reserves to cover projected stressed outflows under various scenarios as approved by the Board in the Internal Liquidity Adequacy Assessment process. ICICI Bank UK maintains high quality liquid assets to comply with the liquidity coverage requirements stipulated by the Prudential Regulation Authority.

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

The Risk Committee has delegated operational responsibility for market risk management and liquidity risk management to the Asset Liability Committee within the broad parameters and limits laid down in the Market

Risk Management Policy and Liquidity Management Policy respectively. The Asset Liability Committee reviews matters pertaining to Investment and Treasury operations and the implementation of risk mitigation measures and recommends major policy changes governing treasury activities to the Risk Committee. Asset Liability Committee reviews adherence to market risk and liquidity risk requirements of the Office of the Superintendent of Financial Institutions (Canada’s banking regulator), internal control guidelines and limits.

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

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is a primary dealer and has government of India securities as a significant proportion of its portfolio. The Corporate Risk Management Group at ICICI Securities Primary Dealership has developed comprehensive risk management policies which seek to manage the risks generated by the activities of the organization. The Corporate Risk Management Group develops and maintains models to assess market risks which are constantly updated to capture the dynamic nature of the markets and in this capacity, participates in the evaluation and introduction of new products and business activities.

ICICI Securities Primary Dealership has an internal Risk Management Committee which is chaired by an Independent Director and comprises members of its Board of Directors. The Risk Management Committee is responsible for analyzing and monitoring the risks associated with the different business activities of ICICI Securities Primary Dealership and ensuring adherence to the risk and investment limits set by its Board of Directors.

ICICI Prudential Life Insurance Company

The risk governance structure of ICICI Prudential Life Insurance Company consists of the Board, Board Risk Management Committee, Executive Risk Committee and its sub-committees. The Board, on the recommendation of Board Risk Management Committee, has approved the risk policy which covers the identification, measurement, monitoring and control standards relating to various operational risks. The risk policy sets out the governance structure for risk management in ICICI Prudential Life Insurance Company.

The Board Risk Management Committee, which consists of non-executive directors, formulates the risk management policy, including asset liability management, monitors all risks across various lines of business and establishes appropriate systems to mitigate such risks. The Board Risk Management Committee also defines ICICI Prudential Life Insurance Company’s risk appetite and risk profile, oversees the effective operation of the risk management system and advises the Board on key risk issues.

The Executive Risk Committee, which comprises senior management, is responsible for assisting the Board and the Board Risk Management Committee in their risk management duties by guiding, coordinating and ensuring compliance with the risk management policies and, in particular, is responsible for the approval of all new products launched by ICICI Prudential Life Insurance Company.

The risk management model of ICICI Prudential Life Insurance Company comprises a four-stage continuous cycle, namely identification and assessment, measurement, monitoring and control of risks. ICICI Prudential Life Insurance Company’s risk policy details the strategy and procedures adopted to follow the risk management cycle at the enterprise level. A risk report detailing the key risk exposures faced by ICICI Prudential Life Insurance Company and mitigation measures is placed before the Board Risk Management Committee on a quarterly basis.

ICICI Lombard General Insurance Company

ICICI Lombard General Insurance Company is principally exposed to risks arising out of the nature of business underwritten and credit risk on its investment portfolio as well as the credit risk it carries on its reinsurers. In respect of business risk, ICICI Lombard General Insurance seeks to diversify its insurance portfolio across product classes, industry sectors and geographical regions. ICICI Lombard General Insurance focuses on achieving a balance between the corporate and retail portfolio mix to achieve favorable claim ratio and risk diversification. ICICI Lombard General Insurance has a risk retention and reinsurance policy whereby tolerance levels are set as per risk and on a per event basis. ICICI Lombard General Insurance also has the ability to limit its risk exposure by way of re-insurance arrangements. Investments of the company are governed by the investment policy approved by its Board of Directors within the norms stipulated by the Insurance Regulatory and Development Authority of India. The Investment Committee oversees the implementation of this policy and reviews it periodically. Exposure to any single entity is restricted to 5.0% of the portfolio, or 7.5% of subscribed share capital, free reserves and debentures/bonds of the entity and to any industry to 15.0% of the portfolio.

Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including the Managing Director and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act at year-end fiscal 2016.

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

Management assessed the effectiveness of internal control over financial reporting at year-end fiscal 2016 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on the assessment, management concluded that our internal control over financial reporting was effective at year-end fiscal 2016. Effectiveness of our internal control over financial reporting at year-end fiscal 2016 has been audited by KPMG, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Loan Portfolio

Our gross loan portfolio increased by 13.1% from Rs. 4,507.5 billion at year-end fiscal 2015 to Rs. 5,097.9 billion at year-end fiscal 2016. At March 31, 2016, approximately 69.2% of our gross loans were rupee loans.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated, our gross rupee and foreign currency loans by business category.

	At March 31,
	2012		2013		2014		2015		2016		2016
	(in millions)
Consumer loans and credit card receivables(1)	Rs.1,040,975		Rs.1,181,588		Rs.1,470,783		Rs.1,762,154		Rs.2,153,561		US$32,507
Rupee		946,778		1,068,305		1,251,032		1,534,281		1,895,734		28,615
Foreign currency(2)		94,197		113,283		219,751		227,873		257,827		3,892
Commercial(3)		1,967,210		2,204,054		2,494,150		2,745,376		2,944,355		44,443
Rupee		1,006,863		1,193,433		1,310,457		1,493,578		1,631,734		24,630
Foreign currency		960,347		1,010,621		1,183,693		1,251,798		1,312,621		19,813
Leasing and related activities(4)		–		–		-		-		-		-
Rupee		–		–		-		-		-		-
Foreign currency		–		–		-		-		-		-
Gross loans		3,008,185		3,385,642		3,964,933		4,507,530		5,097,916		76,950
Rupee		1,953,641		2,261,738		2,561,488		3,027,859		3,527,468		53,245
Foreign currency		1,054,544		1,123,904		1,403,445		1,479,671		1,570,448		23,705
Total gross loans		3,008,185		3,385,642		3,964,933		4,507,530		5,097,916		76,950
Allowance for loan losses		(86,931)		(85,901)		(91,515)		(122,629)		(160,625)		(2,425)
Net loans	Rs.	2,921,254	Rs.	3,299,741	Rs.	3,873,418	Rs.	4,384,901	Rs.	4,937,291	US$	74,525

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(2)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 91.8 billion at March 31, 2016.

(3)	Includes builder financing and dealer financing.

(4)	Leasing and related activities includes leasing and hire purchase.

Our gross rupee loans increased from Rs. 3,027.8 billion constituting 67.2% of our total gross loans at year-end fiscal 2015 to Rs. 3,527.5 billion constituting 69.2% of our total gross loans at year-end fiscal 2016 primarily due to an increase in consumer loans and credit card receivables. Our gross foreign currency loans increased from Rs. 1,479.7 billion, constituting 32.8% of our total gross loans at year-end fiscal 2015 to Rs. 1,570.4 billion, constituting 30.8% of our total gross loans at year-end fiscal 2016 primarily due to the impact of the depreciation of the rupee against the U.S. dollar, an increase in the insured mortgage portfolio of ICICI Bank Canada and an increase in commercial loans of ICICI Bank UK. See also “Operating and Financial Review and Prospects—Financial Condition—Advances”.

At year-end fiscal 2016, we did not have outstanding cross-border loans (defined as loans made to borrowers outside of India) exceeding 1.0% of our assets in any country except Canada, which were between approximately 2.5% to 3.0% of our assets. We had outstanding cross-border loans to U.S. borrowers amounting to between 0.5% and 1.0% of our assets.

Collateral —Completion, Perfection and Enforcement

Our loan portfolio largely consists of project and corporate finance and working capital loans to corporate borrowers, loans to retail customers, including home loans, automobile loans, commercial business loans, personal loans and credit card receivables and agricultural financing. In general, other than personal loans, credit card receivables and some forms of corporate and agricultural financing, which are unsecured, we stipulate that the loans should be collateralized at the time of loan origination. However, it should be noted that obstacles within the Indian legal system can create delays in enforcing collateral. See “Risk Factors—Risks Relating to Our Business— If we are not able to control the level of non-performing assets in our portfolio, our business will suffer”. In India, there are no regulations stipulating loan-to-collateral limits, except in the case of home loans and loan against gold ornaments and jewelry. The Reserve Bank of India, through a guideline has capped the loan-to-value ratio at 90% for home loans up to Rs. 3.0 million, at 80% for home loans between Rs. 3.0 million and Rs. 7.5 million and at 75% for home loans above Rs 7.5 million. Further, the Reserve Bank of India, through a guideline has capped the loan-to-value ratio at 75% for loan against gold ornaments and jewelry.

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

Commercial loans

The Bank generally seeks collateral valued at 125% to 150% of the loan amount at origination for commercial loans. The collateral for project and other corporate loans are usually immovable assets, which are typically mortgaged in the Bank’s favor, or movable assets, which are typically hypothecated in the Bank’s favor. These security interests must be perfected by the registration of these interests within time limits stipulated under the Companies Act with the Registrar of Companies pursuant to the provisions of the Companies Act when borrowers are constituted as companies. This registration amounts to a constructive public notice to other business entities of the security interests created by such companies. Prior to creation of security interests on all assets, which are not stock-in-trade for the company, a no-objection certificate from the income tax authorities is required to create a charge on the asset. We may also take security of a pledge of financial assets like marketable securities (for which perfection of security interests by registration with the Registrar of Companies is not mandatory for companies under the Companies Act), and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have a top-up mechanism based on price triggers. See also “Risk Factors—Risks Relating to Our Business—The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss”.

The Bank generally requires collateral value at 150% of the outstanding loan amounts for loans to real estate companies and lease rental discounting facilities. Our lease rental discounting facility is a loan facility offered to borrowers where the loans are granted against confirmed future lease rental payments to be received by the borrowers.

For working capital facilities, the current assets of borrowers are taken as collateral. Each borrower is required to declare the value of current assets periodically. The borrower’s credit limit is subject to an internally approved ceiling that applies to all borrowers. We calculate a borrower’s credit limits as a certain percentage of the value of the collateral, which provides us with an adequate margin, should the borrower default.

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

The Bank has a mechanism by which it tracks the creation of security and follows up in case of any delay in creation of any security interest. The delays could be due to time taken for acquisition of the asset on which security interest is to be created (or completion of formalities related thereto), obtaining of requisite consents including legal, statutory or contractual obligations to obtain such consents, obtaining of legal opinions as to title and completion of necessary procedure for perfection of security in the respective jurisdictions.

The Bank is entitled, by the terms of security documents, to enforce security and appropriate the proceeds towards the borrower’s loan obligations without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to challenge such enforcement.

Separately, in India, foreclosure on collateral of property can be undertaken directly by lenders by fulfilling certain procedures and requirements (unless challenged in courts of law) or otherwise by a written petition to an Indian court or tribunal. In fiscal 2003, the Indian Parliament passed the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, subsequently amended, which strengthened the ability of lenders to resolve non-performing assets by granting them greater rights as to enforcement of security, including over immovable property and recovery of dues, without reference to the courts or tribunals. However, the process may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years and therefore might lead to deterioration in the physical condition and market value of the collateral. In the event a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntary winding up. In case a company becomes a sick unit, foreclosure and enforceability of collateral is stayed. The Insolvency and Bankruptcy Code, 2016, enacted in May 2016, is expected, when finally implemented, to simplify the process and enable early resolution as it provides for a time-bound revival and rehabilitation mechanism. See also “Overview of the Indian Financial Sector—Structural Reforms—Legislative Framework for Recovery of Debts due to Banks—Insolvency and Bankruptcy Code, 2016”.

In case of consumer installment loans, we obtain direct debit mandates or post-dated checks towards repayment on pre-specified dates. Post-dated checks, if dishonored, entitle us on occurrence of certain events to initiate criminal proceedings against the issuer of the checks.

We recognize that our ability to realize the full value of the collateral in respect of current assets is difficult due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities) and fraudulent transfers by borrowers and other factors, including current legislative provisions or changes thereto and past or future judicial pronouncements. However, cash credit facilities are so structured that we are generally able to capture the cash flows of our customers for recovery of past due amounts. In addition, the Bank generally has a right of set-off for amounts due to us on these facilities. The Bank requires its working capital loan customers to submit data on their working capital position on a regular basis, so that we can take any actions required before the loan becomes impaired. On a case-by-case basis, we may also stop or limit the borrower from drawing further credit from its facility.

Loan Concentration

We follow a policy of portfolio diversification and evaluate our total financing exposure in a particular industry in light of our forecasts of growth and profitability for that industry. Our Credit Risk Management Group monitors all major sectors of the economy and specifically tracks industries in which we have credit exposures. We seek to respond to economic weakness through active portfolio management, by restricting exposure to weak sectors and increasing exposure to the segments that are growing and have been resilient. ICICI Bank’s policy is to limit its loans to any particular industry (other than retail loans) to 15.0% of its total exposure.

Pursuant to the guidelines of the Reserve Bank of India, credit exposure of banks to an individual borrower generally must not exceed 15.0% of our capital funds, unless the exposure is in respect of an infrastructure project. Capital funds comprise Tier 1 and Tier 2 capital calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of our capital funds by an additional 5.0% (i.e. the aggregate exposure can be 20.0%) provided the additional credit exposure is on account of infrastructure financing. Our exposure to a group of companies under the same management control generally must not exceed 40.0% of our capital funds unless the exposure is in respect of an infrastructure project. The exposure to a group of companies under the same management control, including exposure to infrastructure projects, may be up to 50.0% of our capital funds. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., the aggregate exposure can be 20.0% of capital funds for an individual borrower and the aggregate exposure can be 45.0% of capital funds for a group of companies under the same management), making appropriate disclosures in their annual reports. Exposure for funded and non-funded credit facilities is calculated as the total committed amount or the outstanding amount whichever is higher (for term loans, as the sum of undisbursed commitments and the outstanding amount). Investment exposure is considered at book value. At year-end fiscal 2016, we were in compliance with these guidelines.

In addition, the Bank has refined and strengthened its framework for managing concentration risk with respect to single borrower and group exposures with tighter limits on lower rated borrowers and group exposure limits.

At year-end fiscal 2016, our largest non-bank borrower accounted for approximately 13.1% of our capital funds. The largest group of companies under the same management control accounted for approximately 28.4% of our capital funds.

The following table sets forth, at the dates indicated, the composition of our gross advances.

	At March 31,
	2012			2013			2014			2015			2016
	Amount		As a %	Amount		As a %	Amount		As a %	Amount		As a %	Amount		Amount		As a %
		(in millions, except percentages)
Retail finance(1), (2)	Rs.	1,183,925	39.4%	Rs.	1,290,184	38.1%	Rs.	1,621,267	40.9%	Rs.	1,956,857	43.4%	Rs.	2,385,701	US$	36,011	46.8%
Roads, port, telecom, urban development & other infrastructure		196,855	6.5		227,966	6.7		271,869	6.9		260,526	5.8		285,898		4,315	5.6
Power		153,841	5.1		200,452	5.9		237,912	6.0		260,204	5.8		283,433		4,278	5.6
Services —non finance		233,325	7.8		243,298	7.2		266,016	6.7		286,844	6.4		280,733		4,237	5.5
Iron/steel and iron/steel products		132,311	4.4		173,350	5.1		200,754	5.1		233,712	5.2		270,478		4,083	5.3
Services —finance		152,184	5.1		155,201	4.6		127,735	3.2		146,879	3.2		161,303		2,435	3.2
Wholesale/retail trade		54,985	1.8		70,752	2.1		83,757	2.1		137,036	3.0		148,575		2,243	2.9
Metal & products (excluding iron & steel)		68,587	2.3		63,650	1.9		93,121	2.3		112,766	2.5		118,213		1,784	2.3
Construction		60,408	2.0		73,443	2.2		89,316	2.3		107,610	2.4		114,625		1,730	2.2
Crude petroleum/refining & petrochemicals		77,804	2.6		95,729	2.8		127,887	3.2		140,852	3.1		104,531		1,578	2.1
Cement		48,149	1.6		72,156	2.1		79,019	2.0		92,581	2.1		85,988		1,298	1.7
Food & beverages		86,473	2.9		92,257	2.7		82,020	2.1		77,592	1.7		83,094		1,254	1.6
Mining		86,802	2.9		83,086	2.5		65,455	1.7		80,037	1.8		82,896		1,251	1.6
Electronics & engineering		65,576	2.2		73,835	2.2		96,717	2.4		81,599	1.8		82,453		1,245	1.6
Shipping		42,894	1.4		45,257	1.3		59,459	1.5		67,480	1.5		61,660		931	1.2
Gems & jewelry		32,749	1.1		38,001	1.1		44,845	1.1		45,047	1.0		51,516		778	1.0
Chemicals and fertilizers		42,924	1.4		43,070	1.3		38,299	1.0		31,254	0.7		44,775		676	0.9
Others(3)		288,393	9.6		343,955	10.2		379,485	9.5		388,654	8.6		452,044		6,823	8.9
Gross loans		3,008,185	100.0%		3,385,642	100.0%		3,964,933	100.0%		4,507,530	100.0%		5,097,916		76,950	100.0%
Allowance for loan losses		(86,931)			(85,901)			(91,515)			(122,629)			(160,625)		(2,425)
Net loans	Rs.	2,921,254		Rs.	3,299,741		Rs.	3,873,418		Rs.	4,384,901		Rs.	4,937,291	US$	74,525

(1)	Includes home loans, automobile loans, commercial business loans, dealer financing and small ticket loans to small businesses, personal loans, credit cards, rural loans and loans against securities.

(2)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 91.8 billion at March 31, 2016.

(3)	Primarily include developer financing portfolio, manufacturing products (excluding metal), automobiles, drugs and pharmaceuticals, textile and fast moving consumer goods.

Our gross loan portfolio increased by 13.1% from Rs. 4,507.5 billion at year-end fiscal 2015 to Rs. 5,097.9 billion at year-ended fiscal 2016. Retail finance increased from 43.4% of gross loans at year-end fiscal 2015 to 46.8% of gross loans at year-end fiscal 2016. The aggregate net increase in advances to power, roads, ports, telecom, urban development & other infrastructure, iron/steel & products, metal & products (excluding iron & steel) and mining sectors was primarily in the ‘A- and above’ category based on our internal ratings. The increase in advances to these sectors also included the impact of currency depreciation during fiscal 2016, on the rupee equivalent of foreign currency denominated advances made by our overseas branches.

At year-end fiscal 2016, our 20 largest borrowers accounted for approximately 10.8% of our gross loan portfolio, with the largest borrower accounting for approximately 1.2% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 4.0% of our gross loan portfolio.

Geographic Diversity

Our portfolios are geographically diversified. The state of Maharashtra accounted for the largest proportion of our domestic gross loans outstanding at year-end fiscal 2016.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit.

Priority Sector Lending

The Reserve Bank of India guidelines on priority sector lending require banks to lend 40.0% of their adjusted net bank credit, to fund certain types of activities carried out by specified borrowers. The definition of adjusted net bank credit includes bank credit in India adjusted by bills rediscounted with the Reserve Bank of India and other approved financial institutions and certain investments and is computed with reference to the outstanding amount at March 31 of the previous year as prescribed by the Reserve Bank of India guidelines ‘Master Circular - Priority Sector Lending - Targets and Classification’. Further, the Reserve Bank of India allowed loans extended in India against incremental foreign currency non-resident (bank)/non-resident external deposits from July 26, 2013 and outstanding at March 7, 2014 to be excluded from adjusted net bank credit. In May 2014, the Reserve Bank of India issued guidelines allowing banks to include the outstanding investments in Rural Infrastructure Development Fund and other specified funds at March 31 of the fiscal year to be classified as “indirect agriculture” and count towards overall priority sector target achievement. Investments at March 31 of the preceding year would be included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements. In fiscal 2015, the Reserve Bank of India allowed banks to issue long-term bonds for financing infrastructure and low-cost housing. The amount raised by way of these bonds is permitted to be excluded from the adjusted net bank credit for the purpose of computing priority sector lending targets.

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

In April 2015, the Reserve Bank of India issued revised guidelines on priority sector lending. Under the revised guidelines, the overall target for priority sector lending would continue to be 40% of the adjusted net bank credit; sub-targets for direct and indirect lending to agriculture were combined; and sub-targets of 8.0% for lending to small & marginal farmers and 7.5% lending target to micro-enterprises were introduced. These sub-targets are to be achieved in a phased manner by March 2017. Sectors qualifying for priority sector lending have been broadened to include medium enterprises, social infrastructure and renewable energy. Priority sector lending achievement would be evaluated on a quarterly average basis from fiscal 2017 instead of only at the year-end. Further, in July 2015, the Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India has set a target of 11.57% of adjusted net bank credit for fiscal 2016. The Reserve Bank of India would notify the banks of the banking system’s average level at the beginning of each year. The Reserve Bank of India has also directed banks to maintain lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines.

ICICI Bank is required to comply with the priority sector lending requirements prescribed by the Reserve Bank of India from time to time. The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited in funds with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India, the National Housing Bank, the MUDRA Limited and other financial institutions as decided by the Reserve Bank of India from time to time based on the allocations made by the Reserve Bank of India. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At year-end fiscal 2016, our total investment in such funds was Rs. 280.6 billion, which was fully eligible for consideration in overall priority sector achievement.

At year-end fiscal 2016, ICICI Bank’s priority sector lending was Rs. 1,311.9 billion, constituting about 40.8% of adjusted net bank credit against the requirement of 40.0% of adjusted net bank credit. At that date, the qualifying total agriculture loans were Rs. 545.8 billion, constituting about 17.0% of adjusted net bank credit against the requirement of 18.0% of adjusted net bank credit. ICICI Bank’s loans to weaker sections were Rs. 204.4 billion, constituting about 6.3% of adjusted net bank credit against the requirement of 10.0% of adjusted net bank credit. Out of the agriculture loans, lending to small and marginal farmers were Rs. 125.5 billion, constituting 3.9% of adjusted net bank credit against the requirement of 7.0% of adjusted net bank credit. Our lending to non-corporate farmers constituted 8.1% of adjusted net bank credit against the requirement of 11.57% of adjusted net bank credit. The lending to micro enterprises was Rs. 217.9 billion, constituting 6.8% of adjusted net bank credit against the requirement of 7.0% of adjusted net bank credit. See also “Supervision and Regulation—Directed Lending—Priority Sector Lending”.

The following table sets forth ICICI Bank’s priority sector loans, classified by the type of borrower, at the last day of fiscal 2016.

	At March 31, 2016
	Amount				% of total priority sector lending	% of adjusted net bank credit
	(in billion, except percentages)
Agricultural sector(1)	Rs.	545.8	US$	8	41.6%	17.0%
Small enterprises		456.1		7	34.8	14.2
Others including eligible residential mortgage loans less than Rs. 2.5 million		310.0		5	23.6	9.6
Total	Rs.	1,311.9	US$	20	100.0%	40.8%

(1)	Small enterprises include enterprises engaged in manufacturing/processing and whose investment in plant and machinery does not exceed Rs. 50 million and enterprises engaged in providing/rendering of services and whose investment in equipment does not exceed Rs. 20 million.

Export Credit

The Reserve Bank of India also requires banks to make loans to exporters at concessional interest rates, as part of directed lending. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At least 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing to banks for an eligible portion of total outstanding export loans in rupees in line with the current Reserve Bank of India guidelines in India as amended from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 31, 2016, ICICI Bank’s export credit was Rs. 59.0 billion, which amounted to 1.7% of the Bank’s adjusted net bank credit.

Loan Pricing

As required by the Reserve Bank of India guidelines effective July 1, 2010, ICICI Bank priced its loans with reference to a base rate, called the ICICI Bank Base Rate till March 31, 2016. The Asset Liability Management Committee set the ICICI Bank Base Rate based on ICICI Bank’s current cost of funds, likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for new rupee floating rate proposals and renewal of rupee facilities till March 31, 2016 were linked to the ICICI Bank Base Rate and comprise the ICICI Bank Base Rate, transaction-specific spread and other charges. The Reserve Bank of India also stipulated that a bank’s lending rates for rupee loans cannot be lower than its base rate, except for certain categories of loans as may be specified by the Reserve Bank of India from time to time. ICICI Bank has set its base rate at 9.35% per annum payable monthly, effective October 5, 2015 (ICICI Bank’s base rate was 10.00% at March 31, 2015, which was reduced to 9.75% effective April 9, 2015 and to 9.70% effective June 26, 2015).

Based on the revised guidelines of the Reserve Bank of India, all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016 are required to be priced with reference to a new internal benchmark to be called marginal cost of funds based lending rate. Banks are required to publish marginal cost of funds based lending rates for various tenures same as, overnight, one month, three months, six months and one year. Marginal cost of funds based lending rate includes marginal cost of funds, negative carry on cash reserve ratio, operations cost and tenure premium/discount for various tenures. The Asset Liability Management Committee sets the ICICI Bank marginal cost of funds based lending rates. As required by the guidelines, we publish the ICICI Bank marginal cost of funds based lending rates for various tenures on a monthly basis.

Pricing for floating rate approvals and renewal of rupee facilities are linked to the ICICI Bank marginal cost of funds based lending rate and comprise the ICICI Bank marginal cost of funds based lending rate and spread. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its marginal cost of funds based lending rate, except for certain exemptions. As prescribed in the guidelines of the Reserve Bank of India, existing borrowers will also have the option to move to the marginal cost of funds based lending rate linked loan at mutually acceptable terms. All loans approved before April 1, 2016, and where the borrowers choose not to migrate to the marginal cost of funds based lending rate system, would continue to be based on the earlier benchmark rate regimes. ICICI Bank marginal cost of funds based lending rate at April 1, 2016 was between 9.0%-9.2%.

Classification of Loans

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India’s guidelines except in the case of ICICI Home Finance Company and our overseas banking subsidiaries. ICICI Home Finance Company classifies its loans and other credit facilities as per the guidelines of its regulator, the National Housing Bank. Loans made by our overseas banking subsidiaries are classified as impaired only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Under the Reserve Bank of India guidelines, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery but which are standard as per the extant Reserve Bank of India guidelines are identified as non-performing assets to the extent amount is outstanding in the host country. The Reserve Bank of India has separate guidelines for restructured loans. From April 1, 2015 onwards, loans that are restructured (other than due to delay up to a specified period in the infrastructure sector and non-infrastructure sector) are classified as non-performing, other than loans already restructured prior to March 31, 2015 or where the restructuring was proposed prior to April 1, 2015 and was effected subsequently within prescribed timelines. See below “—Restructured Loans”.

The classification of assets in accordance with the Reserve Bank of India guidelines is detailed below.

Standard assets:	Assets that do not disclose any problems or which do not carry more than normal risk attached to the business are classified as standard assets.

Sub-standard assets:	Sub-standard assets comprise assets that are non-performing for a period not exceeding 12 months.

Doubtful assets:	Doubtful assets comprise assets that are non-performing for more than 12 months.

Loss assets:	Loss assets comprise assets the losses on which are identified or that are considered uncollectible.

There are separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure. For infrastructure projects, a loan is classified as non-performing if it fails to commence commercial operations within two years from the documented date of commencement and for non-infrastructure projects, the loan is classified as non-performing if it fails to commence operations within 12 months from the documented date of such commencement. In April 2015, the Reserve Bank of India issued guidelines for revival of projects which have been delayed due to inadequacies of the existing project sponsors through a change in ownership of such projects. The guidelines permit banks to extend the date for commencement of commercial operations of such projects up to a further period of two years subsequent to a change in ownership of the borrowing entity being effected. This extension would be in addition to the extension of the period for completion of the projects as described above.

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

See also “Supervision and Regulation—Reserve Bank of India Regulations—Loan Loss Provisions and Non-Performing Assets—Asset Classification”.

Restructured Loans

The Reserve Bank of India has separate guidelines for restructured loans. Up to March 31, 2015, a fully secured standard loan (other than that classified as a commercial real estate exposure, a capital market exposure or a personal loan) could be restructured by the rescheduling of principal repayments and/or the interest element and continue to be classified as a standard loan. However, such a loan needed to be separately disclosed as a restructured loan.

From April 1, 2015 onwards, loans that are restructured (other than due to delay up to a specified period in the infrastructure sector and non-infrastructure sector) are classified as non-performing, other than loans already restructured prior to March 31, 2015 or where the restructuring was proposed prior to April 1, 2015 and was effected subsequently within certain prescribed timelines. However, loans granted for implementation of projects in the infrastructure sector and the non-infrastructure sector that are restructured due to a delay in implementation of the project (up to a specified period) enjoy forbearance in asset classification subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India.

The diminution in the fair value of a restructured loan, if any, measured in present value terms, is either written off or a provision is made to the extent of the diminution involved. A restructured loan, which is classified as a standard restructured loan, is subject to higher standard asset provisioning and higher risk weight for capital adequacy purposes than non-restructured standard loans up to the period specified in the guidelines. The specified period is a period of one year from the commencement of the first payment of interest or principal whichever is later on the credit facility with the longest moratorium as per the restructuring package during which payment performance is monitored. The loan continues to be classified as restructured until it reverts to the normal level of standard asset provisions/risk weights for capital adequacy purposes, which is a period of one year after the end of the specified period. Banks are required to disclose the aggregate fund-based credit facilities of borrowers whose loans were restructured.

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

In June 2015, the Reserve Bank of India issued guidelines on strategic debt restructuring. The guidelines provide for conversion of debt into equity which results in majority ownership of the borrower by banks. On conversion of debt into equity, banks are allowed to continue with the current asset classification for an 18-month period (stand-still benefit). On transfer of ownership to a new management, the asset can be upgraded to the standard category and refinancing of the debt is allowed without such refinancing being treated as a restructuring. However, in the event a new sponsor is not identified within the 18-month period, the bank has to revert to the earlier asset classification norm as was applicable prior to the stand-still in asset classification. In September 2015, the Reserve Bank of India allowed banks to upgrade the credit facilities extended by banks to standard category even in the event of a change in ownership of the borrower outside strategic debt restructuring. Considering the change in risk profile following the change in management, banks are allowed to refinance the existing debt without treating it as restructuring subject to the bank making provisions for any diminution in fair value of the existing debt. In February 2016, the Reserve Bank of India further revised its guidelines with regard to strategic debt restructuring allowing banks to classify the asset as standard upon divesting 26.0% of the shares of the company, which is lower than the earlier requirement of 51.0%. To avoid a sudden increase in provisioning in case the strategic debt restructuring fails, the guidelines require banks to increase provisions on such accounts to up to 15.0% by the end of the 18-month stand-still period, to be made in equal instalments over four quarters.

As an additional measure to strengthen the ability of banks to deal with large stressed assets, in June 2016 the Reserve Bank of India issued guidelines introducing the Scheme for Sustainable Structuring of Stressed Assets. Projects that have commenced commercial operations and have aggregate borrowings (including interest) of over Rs. 5.0 billion are eligible to be structured under the scheme. The sustainable debt level should not be less than 50.0% of current funded liabilities. The scheme will be applicable where the Joint Lenders’ Forum assesses the sustainable debt and concludes based on a techno-economic viability assessment that the current sustainable debt can be serviced over its tenor at current levels of cash flows. The portion assessed as unsustainable will be converted into equity or redeemable cumulative optionally convertible preference shares or convertible debentures and may attract higher provisioning. The scheme may include allowing the current promoter to continue with majority shareholding, or bringing in a new promoter, or lenders acquiring majority shareholding through conversion of debt into equity.

See also “Supervision and Regulation—Loan Loss Provisions and Non-Performing Assets—Restructured Loans”.

During the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and directed a number of Indian banks, including us, to make an additional provision of 10.0% in fiscal 2017 for certain restructured loan accounts. The total amount of such restructured loan accounts (gross) in our portfolio was approximately Rs. 35.8 billion at year-end fiscal 2016. See “Operating and Financial Review and Prospects—Provisions and contingencies (excluding tax provisions)—Provisions for Non-performing Assets and Restructured Loans”.

Provisioning and Write-Offs

We make provisions in accordance with the Reserve Bank of India’s guidelines. See also “Supervision and Regulation—Reserve Bank of India Regulations—Loan Loss Provisions and Non-Performing Assets—Provisioning and Write-offs”. The Reserve Bank of India guidelines on provisioning are as described below.

Standard assets:

The allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. The provisioning requirement is a uniform rate of 0.4% for all standard assets except –

•      farm credit to agricultural and the Small and Micro Enterprise sectors, which attract a provisioning requirement of 0.25%,

•      advances to commercial real estate residential and non-residential sectors which attract a provisioning requirement of 0.75% and 1.0% respectively,

•      housing loans, where such loans are made at comparatively lower interest rates for the first years of the loan after which the rates are reset at higher rates, which attract a provisioning requirement of 2.0%.

In May 2013, the Reserve Bank of India increased the standard asset provisioning on restructured loans to 5.0% in the first two years from the date of restructuring. Loans restructured with a moratorium on payment of interest/principal attracted a standard asset provision of 5.0% for the period covering the moratorium and two years thereafter. Restructured accounts classified as non-performing advances when upgraded to the standard category carry a provision of 2.0% in the first year from the date of up-gradation. In November 2012, the Reserve Bank of India increased the standard asset provision on restructured loans from 2.00% to 2.75%.

Standard asset provisions on accounts restructured from June 1, 2013 have been increased to 5.0%. The standard asset provision required on accounts restructured before June 1, 2013 has been increased to 3.5% from March 31, 2014, 4.25% from March 31, 2015 and would be further increased to 5.0% from March 31, 2016.

Under the guidelines issued by the Reserve Bank of India, additional provision of up to 0.80% is required to be made starting April 1, 2014, on amounts due from entities having unhedged foreign currency exposure. Further, accelerated provision of 5.0% is required on the outstanding amount for loans with principal or interest payment overdue between 61-90 days where there is a delay in forming Joint Lenders Forum or delay in finalizing Corrective Action Plan as per the extant guidelines of the Reserve Bank of India. A provision of 5.0% is also required in respect of standard loans to companies having director(s) whose name(s) appear more than once in the list of willful defaulters. See also “Overview of the Indian Financial Sector - Legislative Framework for Recovery of Debts due to Banks - Joint Lenders’ Forum”.

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

The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged under the loan’s restructured terms and the principal. Provision on non-performing restructured loans is in addition to provisioning requirement on non-performing loans. For loans restructured up to July 1, 2015, both sets of cash flows are discounted at the Bank’s Base Rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring. For loans restructured after July 1, 2015, both sets of cash flows are discounted at a rate equal to the actual interest rate charged to the borrower before restructuring for the purpose of determining the diminution in fair value of the loan on restructuring. For accounts having multiple credit facilities with varying interest rates, a weighted average interest is used as the discounting rate.

Our Policy

We provide for non-performing corporate loans in line with the Reserve Bank of India guidelines. ICICI Bank provides for non-performing consumer loans at the borrower levels in accordance with provisioning policy of ICICI Bank, subject to minimum provision requirements set by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are fully provided for or written off. The Bank holds specific provisions against non-performing loans, general provisions against performing loans and floating provision taken over from the erstwhile Bank of Rajasthan upon amalgamation.

For restructured loans, provisions are made in accordance with the restructuring guidelines issued by the Reserve Bank of India. The Bank’s provisioning coverage ratio at year-end fiscal 2016 computed as per the Reserve Bank of India guidelines mentioned above was 50.6%.

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

Impact of Economic Environment on Commercial and Consumer Loan Borrowers

In fiscal 2010 and fiscal 2011, the Indian economy experienced high rates of growth. The Indian corporate sector undertook significant investments during this period, including in the infrastructure and commodity sectors. This also led to high loan growth in the banking sector, including for us.

In subsequent years, the Indian economy began to experience challenges in terms of high inflation and consequently higher interest rates, currency depreciation and a slowdown in economic growth. Thereafter, the corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals and judicial decisions. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic scenario, volatility in global and domestic financial markets and delays in project implementation. Corporate investment activity declined. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector. Against this backdrop, our strategic focus was to maintain an optimal balance among profitability, risk management and growth across various businesses. During this period, we adopted a cautious approach to loan growth in the corporate segment while closely monitoring asset quality, and pursued growth in the retail portfolio.

Over the past two years, the Indian economy has experienced an improvement in certain macro-economic indicators, with a reduction in inflation and interest rates, stability in the currency and a gradual increase in the rate of economic growth. However, the challenges in project completion continued, receivables remained high and the corporate sector continued to be impacted due to lower than anticipated cash flow generation and high leverage.

Further, during fiscal 2016, the corporate sector experienced additional challenges. The anticipated improvement in the performance of the corporate sector did not materialize due to the gradual domestic recovery, subdued corporate investment and continued global economic challenges. The global economic environment continued to be volatile, with a slowdown in growth globally, including in large emerging markets.

The significant decline in global commodity prices, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors such as iron & steel, coal and petroleum oil related activities. Capital investments in the economy remained subdued impacting corporations in investment-linked sectors like construction. In view of the lower than projected cash flows, the progress in reducing leverage in the corporate sector remained slow. While several companies were working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, these efforts were taking time to show results. In addition, during the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, the Indian banking system, including us, experienced a substantial increase in the level of additions to non-performing loans and provisions during the second half of fiscal 2016. Indian banks in general have become more cautious in their approach to corporate lending given the above developments. Further, large banks in the public sector have also moderated their loan growth substantially in view of their relatively lower levels of capital adequacy and losses in fiscal 2016. Our provisioning costs are expected to remain elevated in the near term. See also “Risk Factors—Risks Relating to Our Business—If the regulator continues to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, our business will suffer”, “Risk Factors—Risks Relating to Our Business—If we are unable to adequately control the level of non-performing loans in our portfolio, our business will suffer”, “Business—Strategy” and “Operating and Financial Review and Prospects— Executive Summary—Business environment —Trends in fiscal 2016”.

Various factors, including a rise in unemployment, prolonged recessionary conditions, decline in household savings and income levels, our regulators’ assessment and review of our loan portfolio, a sharp and sustained rise in interest rates, developments in the global and Indian economy, movements in global commodity markets and exchange rates and global competition could cause a further increase in the level of non-performing assets on account of retail and other loans and have a material adverse impact on the quality of our loan portfolio. See also “Risk Factors—Risks Relating to Our Business—If we are unable to adequately control the level of non-performing loans in our portfolio, our business will suffer” and “Business—Strategy”.

Non-Performing Assets

The following table sets forth, at the dates indicated, our gross non-performing rupee and foreign currency customer asset portfolio by business category.

	At March 31,
	2012		2013		2014		2015		2016
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans & credit card receivables(1)	Rs.	67,356	Rs.	49,156	Rs.	32,968	Rs.	25,504	Rs.	26,757	US$	404
Rupee		66,915		48,891		32,701		25,504		26,756		404
Foreign currency		441		265		267		–		1		–
Commercial(2)		39,673		57,914		89,929		148,296		266,389		4,021
Rupee		27,616		42,939		61,481		99,288		155,482		2,347
Foreign currency		12,057		14,975		28,448		49,008		110,907		1,674
Leasing and related activities		95		95		97		70		70		1
Rupee		95		95		97		70		70		1
Foreign currency		–		–		–		–		–		–
Total non-performing assets		107,124		107,165		122,994		173,870		293,216		4,426
Rupee		94,626		91,925		94,279		124,862		182,308		2,752
Foreign currency		12,498		15,240		28,715		49,008		110,908		1,674
Gross non-performing assets(3),(4)		107,124		107,165		122,994		173,870		293,216		4,426
Provision for loan losses		(79,875)		(78,016)		(78,366)		(96,655)		(145,431)		(2,195)
Net non-performing assets	Rs.	27,249	Rs.	29,149	Rs.	44,628	Rs.	77,215	Rs.	147,785	US$	2,231
Gross customer assets(3)	Rs.	3,531,625	Rs.	4,001,517	Rs.	4,615,808	Rs.	5,149,278	Rs.	5,718,339	US$	86,315
Net customer assets	Rs.	3,443,817	Rs.	3,914,869	Rs.	4,523,471	Rs.	5,026,019	Rs.	5,556,942	US$	83,878
Gross non-performing assets as a percentage of gross customer assets		3.0%		2.7%		2.7%		3.4%		5.1%
Net non-performing assets as a percentage of net customer assets		0.8%		0.7%		1.0%		1.5%		2.7%

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(2)	Includes working capital finance.

(3)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank.

(4)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

The following table sets forth, for the periods indicated, the change in our gross non-performing asset portfolio.(1)

Particulars	2012		2013		2014		2015		2016		2016
	(in millions)
A. Consumer loans & credit card receivables(2),(3)
Non-performing assets at the beginning of the fiscal year	Rs.	71,778	Rs.	67,356	Rs.	49,156	Rs.	32,968	Rs.	25,504	US$	385
Addition: New non-performing assets during the year		18,604		9,927		12,759		13,030		16,979		256
Less:
Upgrade(4)		(4,927)		(3,995)		(3,314)		(4,425)		(6,323)		(95)
Recoveries (excluding recoveries made from upgraded accounts)		(11,461)		(8,793)		(6,049)		(7,505)		(6,626)		(100)
Write-offs		(6,638)		(15,339)		(19,584)		(8,564)		(2,777)		(42)
Non-performing assets at the end of the fiscal year	Rs.	67,356	Rs.	49,156	Rs.	32,968	Rs.	25,504	Rs.	26,757	US$	404
B. Commercial(5)
Non-performing assets at the beginning of the fiscal year	Rs.	39,641	Rs.	39,673	Rs.	57,914	Rs.	89,929	Rs.	148,296	US$	2,238
Addition: New non-performing assets during the year		17,183		28,992		40,839		77,915		161,423		2,437
Less:
Upgrade(4)		(3,485)		(4,083)		(1,055)		(1,500)		(5,181)		(78)
Recoveries (excluding recoveries made from upgraded accounts)		(7,995)		(3,947)		(5,200)		(7,434)		(8,727)		(132)
Write-offs		(5,671)		(2,721)		(2,569)		(10,614)		(29,422)		(444)
Non-performing assets at the end of the fiscal year	Rs.	39,673	Rs.	57,914	Rs.	89,929	Rs.	148,296	Rs.	266,389	US$	4,021
C. Leasing and related activities
Non-performing assets at the beginning of the fiscal year	Rs.	156	Rs.	95	Rs.	95	Rs.	97	Rs.	70	US$	1
Addition: New non-performing assets during the year		–		–		2		–		–		–
Less:
Upgrade(4)		–		–		–		–		–		–
Recoveries (excluding recoveries made from upgraded accounts)		(61)		–		–		(27)		–		–
Write-offs		–		–		–		–		–		–
Non-performing assets at the end of the fiscal year	Rs.	95	Rs.	95	Rs.	97	Rs.	70	Rs.	70	US$	1
D. Total non-performing assets (A+B+C)
Non-performing assets at the beginning of the fiscal year	Rs.	111,575	Rs.	107,124	Rs.	107,165	Rs.	122,994	Rs.	173,870	US$	2,624
Addition: New non-performing assets during the year		35,787		38,919		53,600		90,945		178,402		2,693
Less:
Upgrade(4)		(8,412)		(8,078)		(4,369)		(5,925)		(11,504)		(173)
Recoveries (excluding recoveries made from upgraded accounts)		(19,517)		(12,740)		(11,249)		(14,966)		(15,353)		(232)
Write-offs		(12,309)		(18,060)		(22,153)		(19,178)		(32,199)		(486)
Non-performing assets at the end of the fiscal year(5)	Rs.	107,124	Rs.	107,165	Rs.	122,994	Rs.	173,870	Rs.	293,216	US$	4,426

(1)	Includes loans identified as impaired in accordance with guidelines issued by regulators of the respective subsidiaries.

(2)	Up to 2014, for “Credit card receivables”, the difference between the opening and closing balances of non-performing assets is included in additions to gross non-performing assets on a net basis, except with respect to accounts written-off during the year, which were included in the “Write-offs” row.

(3)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(4)	Represents accounts that were previously classified as non-performing but have been upgraded to performing.

(5)	Includes working capital finance.

The following table sets forth, at the dates indicated, gross non-performing assets by borrowers’ industry or economic activity and as a percentage of total non-performing assets.

	At March 31,
	2012			2013			2014			2015			2016
	Amount		As a percentage of non-performing assets	Amount		As a percentage of non- performing assets	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		Amount		As a percentage of non-performing assets
	(in millions, except percentages)
Retail finance(1)	Rs.	78,790	73.6%	Rs.	59,786	55.8%	Rs.	42,793	34.8%	Rs.	35,199	20.2%	Rs.	39,669	US$	599	13.5%
Services—non finance		398	0.4		9,144	8.5		15,598	12.7		25,890	14.9		36,408		550	12.4
Roads, ports, telecom, urban development & other infrastructure		146	0.1		142	0.1		9,922	8.1		22,781	13.1		30,904		466	10.5
Shipping		448	0.4		376	0.4		674	0.5		15,000	8.6		19,595		296	6.7
Iron/steel and products		913	0.9		1,993	1.9		3,795	3.1		9,871	5.7		65,175		984	22.2
Electronics and engineering		1,805	1.7		3,025	2.8		3,406	2.8		8,775	5.0		3,796		57	1.3
Construction		893	0.8		2,237	2.1		3,188	2.6		8,686	5.0		23,679		357	8.1
Textile		1,527	1.4		2,646	2.5		5,078	4.1		7,204	4.1		12,059		182	4.1
Food and beverages		4,045	3.8		4,595	4.3		7,097	5.8		6,102	3.5		6,771		102	2.3
Gems & jewelry		2,904	2.7		3,008	2.8		4,081	3.3		5,311	3.1		8,205		124	2.8
Wholesale/retail trade		1,152	1.1		4,165	3.9		4,064	3.3		4,840	2.8		5,896		89	2.0
Crude petroleum/refining and petrochemicals		2,819	2.6		2,467	2.3		2,637	2.1		2,750	1.6		2,914		44	1.0
Chemicals & fertilizers		1,515	1.4		1,772	1.7		1,737	1.4		1,791	1.0		2,053		31	0.7
Metal & products (excluding iron & steel)		1,366	1.3		1,336	1.2		1,350	1.1		1,719	1.0		2,102		32	0.7
Mining		611	0.6		804	0.8		900	0.7		1,629	0.9		779		12	0.3
Power		92	0.1		91	0.1		654	0.5		667	0.4		17,512		264	6.0
Services—finance		1,265	1.2		1	–		569	0.5		558	0.3		523		8	0.2
Cement		–	–		–	–		300	0.2		300	0.2		–		–	–
Other Industries(2)		6,435	6.0		9,577	8.9		15,151	12.3		14,797	8.6		15,176		229	5.2
Gross non-performing assets	Rs.	107,124	100.0%	Rs.	107,165	100.0%	Rs.	122,994	100.0%	Rs.	173,870	100.0%	Rs.	293,216	US$	4,426	100.0%
Aggregate provision for loan losses		(79,875)			(78,016)			(78,366)			(96,655)			(145,431)		(2,195)
Net non-performing assets	Rs.	27,249		Rs.	29,149		Rs.	44,628		Rs.	77,215		Rs.	147,785	US$	2,231

(1)	Includes home loans, commercial business loans, rural loans, automobile loans, business banking, credit cards, personal loans, loans against securities and dealer financing portfolio.

(2)	Other industries primarily include developer financing portfolio, automobiles, manufacturing products (excluding metal), drugs and pharmaceuticals and FMCG.

(3)	From March 31, 2013, we have changed the classification of the domestic loan portfolio to better reflect the nature of the underlying loans. Accordingly, our loan portfolio for earlier years presented is also reclassified.

See “Business – Classification of Loans – Impact of Economic Environment on Commercial and Consumer Loan Borrowers”. See also “Operating and Financial Review and Prospects—Executive Summary-Business environment-Trends in fiscal 2016”.

The gross additions to non-performing assets including classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms increased from Rs.

90.9 billion during fiscal 2015 to Rs. 178.4 billion during fiscal 2016. In fiscal 2016, restructured standard loans amounting to Rs. 53.0 billion were classified as non-performing due to failure of the borrowers to perform as per the restructured debt terms as compared to Rs. 45.1 billion in fiscal 2015. Non-performing assets amounting to Rs. 26.9 billion were upgraded/recovered in fiscal 2016 as compared to Rs. 20.9 billion in fiscal 2015. Non-performing assets amounting to Rs. 32.2 billion were written-off in fiscal 2016 as compared to Rs. 19.2 billion in fiscal 2015. Our gross non-performing assets increased by 68.6% from Rs. 173.9 billion at year-end fiscal 2015 to Rs. 293.2 billion at year-end fiscal 2016. Our net non-performing assets increased by 91.4% from Rs. 77.2 billion at year-end fiscal 2015 to Rs. 147.8 billion at year-end fiscal 2016. The net non-performing asset ratio increased from 1.5% at year-end fiscal 2015 to 2.7% at year-end fiscal 2016.

Gross additions to non-performing commercial loans including classification of restructured loans as non-performing due to failure of the borrowers to perform as per restructured debt terms, increased from Rs. 40.8 billion in fiscal 2014 to Rs. 77.9 billion in fiscal 2015 and further to Rs. 161.4 billion in fiscal 2016. In fiscal 2016, restructured standard commercial loans amounting to Rs. 53.0 billion were classified as non-performing due to the failure of the borrowers to perform as per the restructured debt terms, as compared to Rs. 45.1 billion in fiscal 2015. During fiscal 2016, we upgraded non-performing commercial loans amounting to Rs. 5.2 billion and made recoveries of non-performing commercial loans amounting to Rs. 8.7 billion. During fiscal 2016, based on the borrower-specific evaluation of the possibility of further recovery, commercial loans amounting to Rs. 29.4 billion were written-off. See – “Business – Classification of Loans – Provisioning and write-Offs – Our policy”. Gross non-performing commercial loans increased from Rs. 148.3 billion at year-end fiscal 2015 to Rs. 266.4 billion at year-end fiscal 2016. During fiscal 2016, the corporate sector continued to experience challenges due to lower than anticipated cash flow generation and high leverage. Additionally, during the year, the significant decline in commodity prices adversely impacted commodity-based sectors such as iron & steel. The power sector continued to experience challenges with respect to project completion, capacity utilization and leverage. Further, subdued capital investments in the economy impacted sectors such as construction and iron & steel. During fiscal 2016, there was an increase in gross non-performing assets in the iron & steel and products sector by Rs. 55.3 billion, power sector by Rs. 16.8 billion and construction sector by Rs. 15.0 billion.

Gross additions to non-performing consumer loans were Rs. 17.0 billion in fiscal 2016 as compared to Rs. 13.0 billion in fiscal 2015. During fiscal 2016, we upgraded non-performing consumer loans of Rs. 6.3 billion as compared to Rs. 4.4 billion in fiscal 2015. During fiscal 2016, we made recoveries against non-performing consumer loans of Rs. 6.6 billion and written-off loans of Rs. 2.8 billion. Gross non-performing consumer loans increased from Rs. 25.5 billion at year-end fiscal 2015 to Rs. 26.8 billion at year-end fiscal 2016.

Further, at year-end fiscal 2016, ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as non-performing were Rs. 28.2 billion.

Restructured Loans

The following table sets forth, at the dates indicated, our gross standard restructured rupee and foreign currency loan portfolio by business category.

	At March 31,
	2012		2013		2014		2015		2016
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans & credit card receivables	Rs.	164	Rs.	388	Rs.	297	Rs.	221	Rs.	94	US$	1
Rupee		13		152		185		221		94		1
Foreign currency		151		236		112		-		-		-
Commercial(1)		52,553		66,919		133,151		130,566		98,580		1,488
Rupee		40,319		47,314		83,258		86,694		73,972		1,117
Foreign currency		12,234		19,605		49,893		43,872		24,608		371
Total restructured loans		52,717		67,307		133,448		130,787		98,674		1,489
Rupee		40,333		47,466		83,443		86,915		74,067		1,118
Foreign currency		12,385		19,841		50,005		43,872		24,608		371
Gross restructured loans(2)		52,717		67,307		133,448		130,787		98,674		1,489
Provision for loan losses		(4,642)		(5,294)		(11,235)		(9,458)		(7,581)		(114)
Net restructured loans	Rs.	48,075	Rs.	62,013	Rs.	122,213	Rs.	121,329	Rs.	91,093	US$	1,375

Gross customer assets(2)	Rs.	3,531,625	Rs.	4,001,517	Rs.	4,615,808	Rs.	5,149,278	Rs.	5,718,339	US$	86,315
Net customer assets	Rs.	3,443,817	Rs.	3,914,869	Rs.	4,523,471	Rs.	5,026,019	Rs.	5,556,942	US$	83,878
Gross restructured loans as a percentage of gross customer assets		1.5%		1.7%		2.9%		2.5%		1.7%
Net restructured loans as a percentage of net customer assets		1.4%		1.6%		2.7%		2.4%		1.6%

(1)	Includes working capital finance.

(2)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank.

(3)	Based on the Reserve Bank of India guidelines effective fiscal 2013, restructured loans include all loans to a borrower where any of the loan facilities have been restructured. Accordingly, numbers for earlier years presented have also been re-classified.

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2012			2013			2014			2015			2016
	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		As a percentage of restructured loans	Amount		Amount		As a percentage of restructured loans
	(in millions, except percentages)
Construction	Rs.	–	–%	Rs.	5,453	8.1%	Rs.	19,168	14.4%	Rs.	34,718	26.5%	Rs.	34,470	US$	520	34.9%
Roads, port, telecom, urban development & other infrastructure		6,695	12.7		16,282	24.2		24,214	18.1		13,580	10.4		15,090		228	15.3
Power		2,648	5.0		3,828	5.7		7,879	5.9		13,378	10.2		2,080		31	2.1
Drugs and pharmaceuticals		7,200	13.7		6,993	10.4		12,574	9.4		12,364	9.5		4,708		71	4.8
Services-non finance		10,891	20.7		8,632	12.8		15,930	11.9		10,515	8.0		2,747		41	2.8
Iron/steel & products		2,268	4.3		1,913	2.8		11,072	8.3		9,006	6.9		9,517		144	9.6
Electronics & engineering		457	0.9		3,642	5.4		6,364	4.8		8,351	6.4		7,735		117	7.8
Chemicals & fertilizers		5,676	10.8		6,261	9.3		7,196	5.4		7,737	5.9		634		10	0.6
Services-finance		6,137	11.6		5,595	8.3		4,967	3.7		5,054	3.9		2,239		34	2.3
Mining		–	–		–	–		–	–		3,502	2.7		3,936		59	4.0
Shipping		500	1.0		881	1.3		9,688	7.3		2,270	1.7		3,033		46	3.1
Textiles		1,432	2.7		1,510	2.2		4,435	3.3		1,845	1.4		196		3	0.2
Food & beverages		2,069	3.9		720	1.1		1,898	1.4		1,494	1.1		2,519		38	2.6
Wholesale/retail trade		2,177	4.1		1,588	2.4		1,716	1.3		1,269	1.0		–		–	–
Metal & products (excluding iron & steel)		–	–		–	–		217	0.2		251	0.2		–		–	–
Retail finance		164	0.3		388	0.6		297	0.2		221	0.2		94		1	0.1
Manufacturing products (excluding metals)		2,608	5.0		3,004	4.5		76	0.1		202	0.2		235		4	0.2
Cement		341	0.6		320	0.5		–	–		–	–		–		–	–
Automobile (including trucks)		19	–		–	–		–	–		–	–		–		–	–
Crude petroleum/ refining & petrochemicals		–	–		–	–		–	–		–	–		8,114		122	8.2
Others		1,435	2.7		297	0.4		5,757	4.3		5,030	3.8		1,327		20	1.3
Gross restructured loans	Rs.	52,717	100.0%	Rs.	67,307	100.0%	Rs.	133,448	100%	Rs.	130,787	100%	Rs.	98,674	US$	1,489	100%
Aggregate provision for loan losses		(4,642)			(5,294)			(11,235)			(9,458)			(7,581)		(114)
Net restructured loans	Rs.	48,075		Rs.	62,013		Rs.	122,213		Rs.	121,329		Rs.	91,093	US$	1,375

(1)	Others primarily include real estate~~.~~

During fiscal 2016, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating Rs. 33.0 billion, as compared to Rs. 50.2 billion during fiscal 2015. Further, during fiscal 2016, restructured standard loans amounting to Rs. 53.0 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms, compared to Rs. 45.1 billion during fiscal 2015. Restructured loans amounting to Rs. 12.1 billion were repaid in fiscal 2016 as compared to Rs. 5.6 billion in fiscal 2015. The gross outstanding standard restructured loans decreased by 24.6% from Rs. 130.8 billion at year-end fiscal 2015 to Rs. 98.7 billion at year-end fiscal 2016 and the net outstanding restructured loans decreased by 24.9% from Rs. 121.3 billion at year-end fiscal 2015 to Rs. 91.1 billion at year-end fiscal 2016. Further, at year-end fiscal 2016, ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as restructured were Rs. 44.0 billion.

Outstanding amount of standard restructured loans in the power sector decreased by Rs. 11.3 billion, services -non finance sector by Rs. 7.8 billion, drugs and pharmaceuticals sector by Rs. 7.7 billion, others sector by Rs. 3.7 billion and services – finance sector by Rs. 2.8 billion. This decrease was primarily due to classification of standard restructured loans into the non-performing category due to failure of the borrowers to perform as per restructured debt terms.

In fiscal 2016, we sold seven commercial loans with aggregate book value (net of provision) of Rs. 6.7 billion to an asset reconstruction company. In fiscal 2015, we sold 14 commercial loans with aggregate book value (net of provision) of Rs. 3.3 billion to an asset reconstruction company. See also “—Classification of Loans—Non-Performing Asset Strategy”.

The net standard restructured loans, as a percentage, decreased from 2.4% at year-end fiscal 2015 to 1.6% at year-end fiscal 2016. At year-end fiscal 2016, the outstanding provision for diminution in fair value of restructured loans (including the provision for funded interest) decreased from Rs. 9.5 billion at year-end fiscal 2015 to Rs. 7.6 billion at year-end fiscal 2016. See also “Risk Factors—Risks Relating to Our Business—The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business”. See also “Operating and Financial Review and Prospects—Provisions for Restructured Loans and Non-performing Assets”.

The aggregate gross non-performing assets and gross standard restructured loans increased by Rs. 87.2 billion, or 26.8%, from Rs. 304.7 billion at year-end fiscal 2015 to Rs. 391.9 billion at year-end fiscal 2016. The aggregate net non-performing assets and net restructured loans increased by Rs. 40.4 billion, or 20.4%, from Rs. 198.5 billion at year-end fiscal 2015 to Rs. 238.9 billion at year-end fiscal 2016.

In fiscal 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring, for conversion of debt into equity, which results in majority ownership of the borrower by banks. At year-end fiscal 2016, we had implemented strategic debt restructuring in respect of loans aggregating Rs. 29.3 billion, including loans amounting to Rs. 25.6 billion classified as non-performing or standard restructured. Further, in fiscal 2015, the Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals without such refinancing being considered as restructuring. The outstanding portfolio of loans for which this refinancing scheme had been implemented was Rs. 42.4 billion at year-end fiscal 2016. These are classified as standard loans. See also “Supervision and Regulation—Regulations Relating to Advancing Loans”.

Non-Performing Asset Strategy

In respect of unviable non-performing assets, where companies have lost financial viability, we adopt an aggressive approach aimed at out-of-court settlements, enforcing collateral and driving consolidation. Our focus is on time value of recovery and a pragmatic approach towards settlements. The collateral against our loan assets is the critical factor towards the success of our recovery efforts. In addition, we focus on proactive management of accounts under supervision. Our strategy constitutes a proactive approach towards identification, aimed at early stage solutions to incipient problems.

Our strategy for resolution of non-performing assets includes sales of financial assets to asset reconstruction companies in exchange for receipt of securities in the form of pass-through instruments issued by asset reconstruction companies, wherein payments to holders of the securities are based on the actual realized cash flows from the transferred assets. Under Indian GAAP, these instruments are valued at the net asset values as declared by the asset reconstruction companies in accordance with the Reserve Bank of India guidelines. Under U.S. GAAP, the assets we sell in exchange for security receipts are not accounted for as sales either because transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing”, or transfers were impacted by FASB ASC Subtopic 810-10, “Consolidation – overall”, whereby, because the Bank is the ‘primary beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities. These assets are considered restructured assets under U.S. GAAP. See also “Supervision and Regulation—Reserve Bank of India Regulations—Regulations relating to Sale of Assets to Asset Reconstruction Companies”. We sold net non-performing assets to asset reconstruction companies amounting to Rs. 0.04 billion in fiscal 2012, Rs. 0.1 billion in fiscal 2013, Rs. 1.5 billion in fiscal 2014, Rs. 3.3 billion in fiscal 2015 and Rs. 6.7 billion in fiscal 2016. At year-end fiscal 2016, we had an outstanding net investment of Rs. 7.9 billion in security receipts issued by asset reconstruction companies in relation to sales of our non-performing assets. We are also permitted to sell financial assets, classified as standard assets that are overdue for more than 60 days to asset reconstruction companies in terms of the Reserve Bank of India guidelines. We sold financial assets classified as standard amounting to Rs. 3.2 billion in fiscal 2016 and Rs. 2.5 billion in fiscal 2015.

The Reserve Bank of India guidelines on Revitalising Distressed Assets in February 2014 permitted banks to explore change in management of borrowers who are unable to achieve critical viability milestones stipulated as part of a restructuring of their loans. In June 2015, the Reserve Bank of India issued guidelines which provide banks with enhanced capabilities to initiate change of ownership in accounts borrower companies that are not able to come out of stress due to operational/ managerial inefficiencies despite substantial sacrifices made by the lending banks. In such situations, the guidelines permit banks to undertake at their discretion, a ‘Strategic Debt Restructuring’ and collectively become majority shareholders by converting their loan dues to equity shares of the borrower companies. Banks enjoy regulatory forbearance in terms of asset classification and provisioning while effecting change in ownership under Strategic Debt Restructuring.

In June 2016, the Reserve Bank of India has introduced the Scheme for Sustainable Structuring of Stressed Assets and issued guidelines which seek to strengthen banks’ ability to undertake resolution of large borrower accounts that are facing financial difficulties on account of delays in completing large projects. The scheme aims at enabling lenders to initiate deep financial restructuring, subject to fulfillment of certain conditions, for sustainable revival of projects.

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

Provision for Loan Losses

The following table sets forth, at the periods indicated, the change in the provisions for our non-performing asset portfolio.(1)

	At March 31,
	2012		2013		2014		2015		2016		2016
	(in millions)
A. Consumer loans & credit card receivables (2),(3)
Aggregate provision for loan losses at the beginning of the year	Rs.	56,507	Rs.	56,928	Rs.	42,642	Rs.	25,587	Rs.	16,752	US$	253
Add: Provision made during the year		13,839		7,630		7,015		4,580		6,097		92
Less: Provision utilized for write-off		(6,638)		(15,339)		(19,584)		(8,609)		(2,778)		(42)
Less: Write-back of excess provision		(6,780)		(6,577)		(4,486)		(4,806)		(4,019)		(61)
Aggregate provision for loan losses at the end of the year	Rs.	56,928	Rs.	42,642	Rs.	25,587	Rs.	16,752	Rs.	16,052	US$	242
B. Commercial (4)
Aggregate provision for loan losses at the beginning of the year	Rs.	22,838	Rs.	22,852	Rs.	35,279	Rs.	52,682	Rs.	79,833	US$	1,205
Add: Provision made during the year		8,548		16,658		21,977		38,278		81,046		1,223
Less: Provision utilized for write-off		(4,930)		(1,996)		(2,454)		(9,107)		(26,866)		(405)
Less: Write-back of excess provision		(3,604)		(2,235)		(2,120)		(2,020)		(4,704)		(71)
Aggregate provision for loan losses at the end of the year	Rs.	22,852	Rs.	35,279	Rs.	52,682	Rs.	79,833	Rs.	129,309	US$	1,952
C. Leasing and related activities
Aggregate provision for loan losses at the beginning of the year	Rs.	156	Rs.	95	Rs.	95	Rs.	97	Rs.	70	US$	1
Add: Provision made during the year		–		–		2		–		–		–
Less: Provision utilized for write-off		–		–		–		–		–		–
Less: Write-back of excess provision		(61)		–		–		(27)		–		–
Aggregate provision for loan losses at the end of the year	Rs.	95	Rs.	95	Rs.	97	Rs.	70	Rs.	70	US$	1
D. Total provision (A+B+C)
Aggregate provision for loan losses at the beginning of the year	Rs.	79,501	Rs.	79,875	Rs.	78,016	Rs.	78,366	Rs.	96,655	US$	1,459
Add: Provision made during the year		22,387		24,288		28,994		42,858		87,143		1,315
Less: Provision utilized for write-off		(11,568)		(17,335)		(22,038)		(17,716)		(29,644)		(447)
Less: Write-back of excess provision		(10,445)		(8,812)		(6,606)		(6,853)		(8,723)		(132)
Aggregate provision for loan losses at the end of the year	Rs.	79,875	Rs.	78,016	Rs.	78,366	Rs.	96,655	Rs.	145,431	US$	2,195

(1)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

(2)	Up to 2014, for “Credit card receivables”, the difference between the opening and closing balances of aggregate provision for loan losses is included in “Add: Provision made during the year” on a net basis, except with respect to accounts written-off during the year, which were included in the “Less: Provision utilized for write-off” row.

(3)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(4)	Includes working capital finance.

Provision for non-performing assets, net of write-back of excess provisions, increased from Rs. 22.4 billion in fiscal 2014 to Rs. 36.0 billion in fiscal 2015 and further to Rs. 78.4 billion in fiscal 2016.

As discussed in “— Classification of Loans—Restructured Loans” and “—Non-Performing Assets”, there has been an increase in additions to non-performing loans across industry sectors in fiscal 2015 and 2016. This has resulted in higher provisions in fiscal 2015 and fiscal 2016. The provisions, net of write-back of excess provisions increased from Rs. 36.0 billion in fiscal 2015 to Rs. 78.4 billion in fiscal 2016, primarily due to higher provision on commercial loans.

There are uncertainties in respect of certain sectors due to the weak global economic environment, sharp downturn in the commodity cycle, gradual nature of the domestic economic recovery and high leverage by borrowers. The key sectors that have been impacted include power, mining, iron & steel, cement and rigs. In view of the uncertainties relating to these sectors and the time that it may take to resolve the exposure to these sectors, we have made a collective contingency and related reserve at March 31, 2016 of Rs. 36.0 billion towards the Bank’s exposure to these sectors and to certain promoter entities where the underlying is partly linked to these sectors. This reserve is over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines but, as a prudent matter, is permitted under RBI guidelines and Indian GAAP. There can be no assurance that this reserve would be adequate to cover any future provisioning requirements in respect of these exposures or that non-performing loans will not arise from other exposures in these sectors.

Potential problem loans

When management has doubts as to a borrower’s ability to comply with loans’ repayment terms, the Bank considers these loans as potential problem loans. At March 31, 2016, the Bank had Rs. 417.7 billion in potential problem loans, which were not classified as non-performing or restructured assets. Potential problem loans at March 31, 2016 primarily included below investment grade loans to power, mining, iron & steel, cement and rigs and certain promoter entities where the underlying is partly linked to these sectors. There are uncertainties in respect of these sectors due to the weak global economic environment, sharp downturn in the commodity cycle, gradual nature of the domestic economic recovery and high leverage by borrowers. We closely monitor these loans and the borrowers of these loans for compliance with the loan repayment terms. We also similarly monitor past-due loans and below-investment grade loans, as discussed in Schedule 18B of the consolidated financial statements.

Subsidiaries, Associates and Joint Ventures

The following table sets forth certain information relating to our subsidiaries and joint ventures at year-end fiscal 2016.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)			Total assets(3)
				(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private equity/ venture capital fund management	100.00%	Rs.	699	Rs.	1,976		Rs.	4,208
ICICI Securities Primary Dealership Limited	February 1993	Securities investment, trading and underwriting	100.00%		13,619		8,669			161,734
ICICI Prudential Asset Management Company Limited	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%		10,124		6,373			8,181
ICICI Prudential Trust Limited	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%		6		13			13
ICICI Securities Limited	March 1995	Securities broking & merchant banking	100.00%		11,236		3,942			13,920
ICICI International Limited	January 1996	Asset management	100.00%		15		94			96
ICICI Trusteeship Services Limited	April 1999	Trusteeship services	100.00%		1		5			5
ICICI Home Finance Company Limited	May 1999	Housing finance	100.00%		10,714		15,292			93,884
ICICI Investment Management Company Limited	March 2000	Asset management	100.00%		34		116			130
ICICI Securities Holdings Inc.	June 2000	Holding company	100.00%		0.1		128			128
ICICI Securities Inc.	June 2000	Securities broking	100.00%		170		129			202
ICICI Prudential Life Insurance Company Limited	July 2000	Life insurance	67.66%		209,932		53,248			1,047,662
ICICI Lombard General Insurance Company Limited	October 2000	General insurance	63.82%		102,158		34,847	(4)		156,758
ICICI Bank UK PLC	February 2003	Banking	100.00%		11,075		36,144			304,989
ICICI Bank Canada	September 2003	Banking	100.00%		10,090		40,113			333,454
ICICI Prudential Pension Fund Management Company Limited(5)	April 2009	Pension fund management	100.00%	Rs.	24	Rs.	256		Rs.	263

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital, share application money and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4)	Includes share capital, share application money-pending allotment, securities premium and fair value reserve.

(5)	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

The following table sets forth certain information on other significant entities whose results were included in the consolidated financial statements under Indian GAAP at year-end fiscal 2016.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
				(in millions, except percentages)

ICICI Strategic Investments Fund(4)	February 2003	Unregistered venture capital fund	100.00%		(52)		482		523
I-Process Services (India) Private Limited(5)	April 2005	Services related to back end operations	19.00%		2,916		(57)		426
FINO PayTech Limited(5)	June 2006	Support services for financial inclusion	27.05%		1,893		2,834		4,378
NIIT Institute of Finance, Banking and Insurance Training Limited(5)	June 2006	Education and training in banking and finance	18.79%		223		67		95
ICICI Merchant Services Private Limited(5)	July 2009	Merchant servicing	19.00%		2,132		1,268		3,975
India Infradebt Limited(5)	October 2012	Infrastructure finance	31.00%		1,432		3,799		26,225
India Advantage Fund-III(5),(6)	June 2005	Venture Capital Fund	24.10%		654		4,353		4,644
India Advantage Fund-IV(5),(7)	August 2005	Venture Capital Fund	47.14%	Rs.	154	Rs.	3,070	Rs.	3,082

(1)	Total income represents gross income from operations and other income of the entity.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus of the entity.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(4)	This entity has been consolidated as per Accounting Standard 21 – Consolidated Financial Statements.

(5)	These entities have been accounted for as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

(6)	This entity has been accounted for as per the equity method from fiscal 2015.

(7)	This entity has been accounted for as per the equity method from the three months ended September 30, 2014.

(8)	During fiscal 2016, ICICI Equity Fund and I-Ven Biotech Limited ceased to be a consolidating entity and accordingly have not been consolidated.

At year-end fiscal 2016, all of our subsidiaries and joint ventures were incorporated in India, except the following five companies:

•	ICICI Securities Holdings Inc., incorporated in the United States;

•	ICICI Securities Inc., incorporated in the United States;

•	ICICI Bank UK PLC, incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI International Limited, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities’ Limited’s financial statements.

Technology

We continue to endeavor to be at the forefront of usage of technology in the financial services sector. We strive to use information technology as a strategic tool for our business operations, to gain competitive advantage and to improve our overall productivity and efficiency. We aim to bring in high levels of functionality to all our channels such as branches, internet banking, ATMs, mobile banking, tablet banking which involves opening bank accounts using tablets, phone banking and Facebook banking where banking facilities are provided through a social network, and at the same time continue to improve and strengthen security, infrastructure and networks. In order to enable organization-level coordinated efforts and enhance our focus on leveraging technology and capitalizing on opportunities in the digital space, we created a technology and digital group, headed by a Chief Technology and Digital Officer, which will integrate all the technology teams as well as the digital channels, business intelligence and analytics teams. The technology and digital group will also be responsible for incubating innovative projects and developing partnerships in the digital space.

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

Technology Organization

Our technology and digital group has been created to provide an integrated technology and digital agenda for the Bank across various business groups including retail, corporate, small and medium enterprises and treasury. The group comprises a digital channels group focused on internet banking and mobile solutions, a digital partnerships group for developing partnerships with technology-driven companies, a business technology group to support core banking and other systems used by business groups, a corporate center technology group to provide technology systems used by the corporate center, markets and human resources groups, a technology infrastructure and a technology management group to provide the required infrastructure, and an innovation lab that will be prototyping, incubating and piloting strategic digital projects.

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

Electronic and Online Channels

We use a combination of physical and electronic delivery channels to maximize customer choice and convenience, which has helped to differentiate our products in the marketplace. Our branch banking software is flexible and scalable and integrates seamlessly with our electronic delivery channels. At year-end fiscal 2016, we had 13,766 automated teller machines across India. Our automated teller machines have additional features such as instant fund transfer, bill payment and insurance premium payment. At year-end fiscal 2016, we had 110 fully automated Touch Banking branches that provide 24-hour simple and convenient electronic banking to customers. At these branches, customers can perform banking transactions like cash deposits and cash withdrawals and also interact with our customer service staff through video-conferencing facilities. At year-end fiscal 2016, we offered tablet banking facilities across 2,013 locations in India. Our employees open new customer accounts using tablets to capture customer information digitally in order to minimize physical documents and improve efficiency in opening of new deposit accounts.

We offer a number of online banking services to our customers for both corporate and retail products and services. Our re-designed website offers a seamless and customized experience across multiple devices. It also gives differential experience to different customer segments. Our call centers across locations at Thane and Hyderabad are operational around the clock and are equipped with multiple leading edge systems such as interactive voice response systems, automatic call distribution, computer telephony integration and voice recorders. We seek to use the latest technology in these call centers to provide an integrated customer view to the call center agents to get a complete overview of the customer’s relationship with us. The database enables customer segmentation and assists the call agent in identifying and executing cross-selling opportunities. Our banking application on Facebook allows customers to access their account details, view account statements and place service requests. We also have innovative payment services on Twitter, through which customers can transfer funds while using Twitter.

We offer mobile banking services in India in line with our strategy to offer multi-channel access to our customers. This service has now been extended to all mobile telephone service providers across India and non-resident Indian customers in certain other countries where we have a presence. In recent years we have enhanced our focus on mobile banking in view of the growing use of mobile phones for various applications. During fiscal 2016, we migrated our mobile banking application, iMobile, to a robust framework. The application has been revamped to make it comprehensive and now, offers more than 150 functionalities which are available across all mobile platforms. The first-of-its-kind offerings integrated in the application enable the customers to enjoy the option of logging in through either their mobile pin (MPIN) or personalized username, initiate a transaction before reaching the branch through Insta Banking, purchase mutual funds and avail forex services. It allows customers to directly call our call center, withdraw cash from automated teller machines without using a card, tag frequent transactions as favorites and receive alerts from Google Now and Touch ID (from Apple) as an alternate authentication method for secured login. Our online remittance solution is also available as a mobile application across major platforms and allows customers to track exchange rates and initiate remittance transactions. In the area of remittances, we have focused on products that can expedite money transfer and offer convenience to customers in remitting money to India.

We launched our e-wallet called the “Pockets” in fiscal 2015, which is a mobile application allowing an individual to transact on any website or mobile application in India. The e-wallet allows for the transfer of funds to any email ID, mobile number, friend on Facebook and bank account, the payment of bills and the booking of tickets. We have also provided solutions in areas like urban mass rapid transit payment systems and electronic toll collection on highways and have developed exclusive cards with the convenience of automatic top-up of the balance available for transit or toll payments, thus minimizing waiting time for making such payments.

During fiscal 2016, we launched two new digital initiatives to simplify and speed up the assessment for new home loans as well as disbursements linked to the construction stage of projects. The first initiative called ‘Express Home Loans’ allows online approval of home loans within eight working hours. This service is available for all salaried individuals, including non-ICICI Bank customers. The second initiative helps individuals taking home loans for under construction projects to get subsequent disbursements through our ‘iLoans’ mobile application.

We also launched India’s first contactless mobile payment solution which allows cashless payments using smartphones, thereby eliminating the need to carry cash or debit and credit cards. We also launched a virtual mobile application development challenge called ‘ICICI Appathon’ during the year tapping into the immense talent of a techno-innovative generation to bring new ideas and develop the next generation of banking applications on mobile phones. The program received an overwhelming response with over 2,000 participants from across the globe. We worked closely with the National Payments Corporation of India for the launch of the Unified Payment Infrastructure which will make payments through smartphones more convenient for customers.

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

Customer Relationship Management

We have implemented a customer relationship management solution for the automation of customer service requests in all key retail products. The solution helps in tracking and timely resolution of various customer queries and issues. The solution has been deployed at the telephone banking call centers as well as at a large number of branches.

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

Data Centre and Disaster Recovery System

We have a data center at Hyderabad, which is designed to optimize energy efficiency and accommodate high server densities. We also have a disaster recovery data center at Jaipur. We are in the process of expanding our data center. We have developed business continuity plans, which would help facilitate continuity of critical businesses in the event of a disaster. These plans are tested periodically under live or simulated scenarios. These plans have been prepared in line with the guidelines issued by the Reserve Bank of India and have been approved by our Board of Directors.

Cyber Security

We have taken a comprehensive approach pertaining to cyber security and have laid down policies, standards and guidelines for ensuring security against cyber threats. We have adopted a defense-in-depth approach to protect our cyber security infrastructure. We have a dedicated in-house Cyber Security Operations Centre for monitoring and handling cyber security incidents.

Competition

We face competition in all our principal areas of business from Indian and foreign commercial banks, housing finance companies, non-banking finance companies, mutual funds and investment banks. We are the largest private sector bank in India in terms of total assets on a consolidated basis. We seek to gain competitive advantage over our competitors by offering innovative products and services, using technology, building customer relationships and developing a team of highly motivated and skilled employees. We evaluate our competitive position separately in respect of our products and services for retail and corporate customers.

Commercial Banking Products and Services for Retail Customers

In the retail markets, competition is primarily from foreign and Indian commercial banks and housing finance companies. Foreign banks have product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller branch network than Indian commercial banks. Foreign banks in aggregate had only 324 branches in India at March 31, 2016. Indian public sector banks have wide distribution networks but generally relatively less strong technology and marketing capabilities while private sector banks have a relatively smaller branch network but stronger technology capabilities. With the implementation of technology-based core banking solutions and mobile-based banking services, public sector banks have become more competitive in selling products and services to retail customers. In addition, some specialized non-banking finance companies have increased market share in certain segments of retail banking products. We seek to compete in this market through a full product portfolio and effective distribution channels, which include branches, agents, robust credit processes and collection mechanisms, experienced professionals and superior technology.

Commercial banks compete to attract retail bank deposits, historically the preferred retail savings product in India. We have sought to capitalize on our corporate relationships to gain individual customer accounts through payroll management products. In recent years, we have significantly expanded our branch network. We pursue a multi-channel distribution strategy utilizing physical branches, ATMs, telephone banking call centers, mobile banking, tablet banking and the internet to reach customers. Further, following a strategy focused on customer profiles and product segmentation, we offer differentiated liability products to customers depending on their occupation, age and income profile. Mutual funds are another source of competition to us. Mutual funds offer tax advantages and have the capacity to earn competitive returns and hence present a competitive alternative to bank deposits. We also face competition from non-banking finance companies that are lending in segments in which banks have a presence, including home loans and vehicle loans.

The Reserve Bank of India has granted approval to two applicants for setting up new private sector banks which began banking operations during fiscal 2016. The Reserve Bank of India has given in-principle licenses to 11 payments banks, which includes large telecom companies and pre-paid wallet providers (some of whom have subsequently indicated that they would not pursue the establishment of payments banks). In-principle licenses have also been given to 10 small finance banks which include micro-finance non-banking finance companies. Of these, one small finance bank has begun operations and three payments banks have surrendered, or announced their intention to surrender, their licenses. In the monetary policy statement announced on April 5, 2016, the Reserve Bank of India also indicated that it would release a paper on licensing of other differentiated banks such as custodian banks and banks focused on wholesale and long-term financing. The Reserve Bank of India has also released draft guidelines in May 2016 with respect to continuous licensing policy for universal banks as compared to the current practice of intermittently issuing licenses. The Reserve Bank of India has also indicated that it plans to give greater access to foreign banks in the Indian market. The Reserve Bank of India released a framework for the presence of foreign banks in November 2013 and has indicated that the subsidiary route would be the preferred mode of presence for foreign banks and has proposed giving near national treatment based on the principles of reciprocity and subsidiary mode of presence.

Commercial Banking Products and Services for Agricultural and Rural Customers

In our commercial banking operations for agricultural and rural customers, we face competition from public sector banks that have large branch networks in rural India. Other private sector banks and non-banking finance companies have also increased their focus on rural markets. We also face competition from specialized players such as rural finance institutions and non-banking finance companies. We seek to compete in this business based on our product strategy and multiple channels. The Reserve Bank of India has issued licenses to specialized small finance banks and payments banks that are expected to compete in the rural and unorganized sectors.

Commercial Banking Products and Services for Corporate Customers

In products and services for corporate customers, we face strong competition primarily from public sector banks, foreign banks and other new private sector banks. Our principal competition in these products and services comes from large public sector banks. Public sector banks and certain private sector banks also have a traditional competitive advantage with respect to the government banking segment. We seek to compete based on our service and prompt turnaround times that we believe are significantly faster than public sector banks. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution approach and technology-driven delivery capabilities. Traditionally, foreign banks have been active in providing treasury-related products and services, trade finance, fee-based services and other short term financing products to top-tier Indian corporations. We compete with foreign banks in cross-border trade finance based on our wider geographical reach relative to foreign banks and our customized trade financing solutions. We have established strong fee-based cash management services and leverage our balance sheet size, wider branch network, technology and our international presence to compete in treasury-related products and services.

Other new private sector banks, and likely licensing of new differentiated banks focused on wholesale and long-term financing, will also compete in the corporate banking market on the basis of efficiency, service delivery and technology. However, we believe that our size, capital base, strong corporate relationships, wider geographical reach and ability to use technology to provide innovative, value-added products and services provide us with a competitive edge.

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

Insurance and Asset Management

Our insurance and asset management joint ventures face competition from existing dominant public sector players as well as new private sector players. We believe that ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company have built strong product, distribution and risk management capabilities, achieving strong market positions in their respective businesses. We believe that the ability to leverage ICICI Bank’s retail franchise and distribution network is a key competitive advantage for our insurance and asset management subsidiaries.

Employees

At year-end fiscal 2016, we had 97,132 employees, including sales executives, employees on fixed term contracts and interns, compared to 90,486 employees at year-end fiscal 2015 and 94,204 employees at year-end fiscal 2014. Of these, 74,096 employees were employed by ICICI Bank at year-end fiscal 2016, an increase from 67,857 at year-end fiscal 2015. Of our 97,132 employees at year-end fiscal 2016, approximately 42,436 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

We dedicate a significant amount of senior management time to ensuring that employees remain highly motivated and are aligned to the organization’s core employee proposition. Employee compensation is linked to performance and we encourage the involvement of our employees in our overall performance and profitability. A performance appraisal and talent management systems have been instrumental in assisting management in career development and succession planning. Management believes that it has good working relationships with its employees.

ICICI Bank has an employee stock option scheme to encourage and retain high-performing employees. Pursuant to the employee stock option scheme up to 10.0% of the aggregate of our issued equity shares at the time of grant of the stock options can be allocated under the employee stock option scheme. The stock options entitle eligible employees to apply for equity shares. Pursuant to SEBI (Share Based Employee Benefits) Regulations, 2014, options are granted by the Board Governance, Remuneration & Nomination Committee (BGRNC) and noted by the Board.

The eligibility of each employee is determined based on an evaluation including the employee’s work performance and potential. We pay performance linked retention pay to its frontline employees and junior management and performance bonus to its middle and senior management. Performance linked retention pay aims to reward front line and junior managers mainly on the basis of skill maturity attained through experience and continuity in role which a key differentiator for customer services. We also pay variable pay to sales officers and relationship manager in wealth management roles while ensuring that such pay-outs are in accordance with the compensation-related guidelines of the Reserve Bank of India. The Bank ensures a higher proportion of variable pay at senior levels and lower variable pay at front-line staff and junior management levels. The quantum of bonus for an employee does not exceed a certain percentage of the total fixed pay in a year. Within this percentage, if the bonus exceeds a predefined percentage of the fixed pay, a part of the bonus is deferred and paid over a period. The deferred portion is subject to malus, under which ICICI Bank could prevent vesting of all or part of the variable pay in the event of an enquiry determining gross negligence, breach of integrity, or in the event of reasonable evidence of deterioration in financial performance in the form of a decline in the profit after tax of the Bank beyond a defined threshold, based on the Board Governance Nomination and Remuneration Committee’s evaluation of the reasons for the same. See also “Management—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme”.

In addition to basic compensation, our employees are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time, which was specified at 8.80% for fiscal 2016. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. ICICI Bank has also set up a superannuation fund to which it contributes defined amounts. The employees have been given an option to opt out of the superannuation fund and in such cases the defined amounts are paid as part of monthly salary. In addition, ICICI Bank contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

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

	At March 31,
	2014		2015		2016
	Number	% of total	Number	% of total	Number	% of total
ICICI Bank Limited	72,226	76.7	67,857	75.0	74,096	76.3
ICICI Prudential Life Insurance Company Limited	10,745	11.4	10,909	12.1	10,706	11.0
ICICI Lombard General Insurance Company Limited	5,243	5.6	5,829	6.4	6,427	6.6
ICICI Home Finance Company Limited(2)	532	0.6	528	0.6	515	0.5
ICICI Prudential Asset Management Company Limited	773	0.8	1,006	1.1	1,184	1.2
ICICI Securities Limited	4,075	4.3	3,815	4.2	3,676	3.8
ICICI Securities Primary Dealership Limited	73	0.1	76	0.1	77	0.1
Others	537	0.5	466	0.5	451	0.5
Total number of employees(1)	94,204	100.0	90,486	100.0	97,132	100.0

(1) Includes interns, sales executives and employees on fixed-term contract totaling 2,070 at year-end fiscal 2016, 1,647 at year-end fiscal 2015 and 1,813 at year-end fiscal 2014.

(2)	All employees are deputed from ICICI Bank.

Properties

Our registered office is located at Landmark, Race Course Circle, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal network consisting of 4,450 branches and 13,766 ATMs at March 31, 2016 compared to 4,050 branches and 12,451 ATMs at March 31, 2015. These facilities are located throughout India. In addition to branches, extension counters and ATMs, ICICI Bank has 45 controlling or administrative offices, including our registered office at Vadodara and our corporate headquarters at Mumbai, 52 processing centers and 35 currency chests. We have branches in Bahrain, Dubai International Financial Centre, Hong Kong, Qatar Financial Centre, Singapore, Sri Lanka, the United States South Africa, China and representative offices in the United Arab Emirates, Bangladesh, Indonesia, and Malaysia. We also provide residential facilities to employees. At March 31, 2016, we owned 721 apartments for our employees.

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

The following penalties were imposed and paid by us in the past:

•	In May 2012, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 11.8 million on ICICI Prudential Life Insurance Company because of non-compliance with certain provisions of the Insurance Act, 1938 and regulations/guidelines issued by the Insurance Regulatory and Development Authority in respect of distribution partners and group insurance.

•	In fiscal 2012, the Reserve Bank of India imposed a penalty of Rs. 1.5 million on us in connection with non-compliance of certain instructions issued by the Reserve Bank of India with respect to our derivatives business.

•	In May 2012, the Reserve Bank of India imposed a penalty of Rs. 0.1 million on the Bank in connection with an operational error regarding the sale of government securities on behalf of a customer.

•	In May 2012, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on ICICI Securities Primary Dealership in connection with an operational error regarding the sale of government securities.

•	In October 2012, the Reserve Bank of India imposed a penalty of Rs. 3.0 million on ICICI Bank for non-compliance with the Know Your Customer directions issued by Reserve Bank of India.

•	In December 2012, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on ICICI Securities Primary Dealership in connection with an operational error regarding the sale of government securities.

•	In June 2013, the Reserve Bank of India imposed a penalty of Rs. 10.0 million on ICICI Bank, along with penalties on other banks in India, pursuant to its investigation following a sting operation by a news website on branches of Indian banks and insurance companies.

•	In September 2013, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 0.5 million on ICICI Lombard General Insurance Company Limited, along with penalties on other general insurers in India, for not meeting the mandatory target in respect of declined risk pool for fiscal 2013.

•	In July 2014, the Reserve Bank of India imposed a penalty on 12 Indian banks including us following its scrutiny of the loan and current accounts of one corporate borrower with these banks. The penalty imposed on us was Rs. 4.0 million. A penalty of Rs. 1.4 million was also imposed on us in February 2015 by the Financial Intelligence Unit, India for failure in reporting the attempted suspicious transactions to which the above sting operations pertained. We have filed an appeal against the penalty. See also “Business—Risk Management—Anti-Money Laundering Controls”.

•	In October 2014, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 5.0 million on ICICI Lombard General Insurance Company Limited following the onsite inspection conducted in August 2010 on market conduct and financial condition of the company.

•	In December 2014, the Reserve Bank of India imposed penalties on two Indian banks, including us, for non-compliance with the Know Your Customer/Anti Money Laundering directions/guidelines issued by the Reserve Bank of India in respect of fraudulent opening of fictitious accounts with certain banks. The penalty imposed on us was Rs. 5.0 million.

•	In December 2014, the Securities and Exchange Board of India imposed a penalty of Rs. 10 million on six book running lead managers including ICICI Securities Limited for violation of Securities and Exchange Board of India regulations. The penalty is payable jointly and severally by all book running lead managers. ICICI Securities Limited along with other book running lead managers has filed an appeal before the Securities Appellate Tribunal, proceedings of which are in progress.

•	In September 2015, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 1 million on ICICI Lombard General Insurance Company after an on-site inspection on Government sponsored schemes conducted during February, 2014.

•	In October 2015, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 0.5 million on ICICI Prudential Life Insurance Company for payments made directly to employees of outsourced entity over and above agreed contract terms and conditions.

See also “Risk Factors—Risks Relating to our Business—We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity” and “Risk Factors—Risks Relating to our Business——The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

At year-end fiscal 2016, our contingent tax liability was assessed at an aggregate of Rs. 39.9 billion, mainly pertaining to income tax, service tax and sales tax/value added tax demands by the government of India’s tax authorities for past years. We have appealed against each of these tax demands. The tax related inquiries are not included in contingent liabilities as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in our own and other similar cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at year-end fiscal 2016. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us.

Of the contingent tax liability of Rs. 39.9 billion:

•	Rs. 4.3 billion relates to sales tax/value added tax assessment mainly pertaining to value added tax on disposal of repossessed assets, tax on interstate/import leases by various state government authorities in respect of lease transactions entered into by the Bank, and bullion-related matters, where we are relying on favorable opinions from counsel. Of the total demand, Rs. 2.3 billion pertains to value added tax on disposal of repossessed assets where we are relying on a favorable opinion from counsel confirming that we only facilitate the disposal of repossessed assets for recovery of its loan from the borrower and cannot be regarded as a seller of repossessed assets. The other disputed issues mainly pertain to tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank and bullion related matters pertaining to procedural issues like submission of statutory forms.

•	Rs. 5.6 billion is in respect of service tax matters. Of the total demand, Rs. 1.5 billion pertains to our life insurance subsidiary for levy of service tax on surrender/foreclosure charges under unit linked insurance plans/life insurance plans, Rs. 1.0 billion pertains to venture capital funds in respect of retention of contribution received by the fund being treated as fees received in lieu of management services rendered by them, Rs. 2.6 billion pertains to the Bank mainly relating to interest charged on liquidity facilities provided to trusts holding securitized loan portfolios, inter-change fee received by the Bank as an issuing bank on card transactions and disallowance of input credit availed for service tax on insurance premium along with penalty thereon and Rs. 0.2 billion pertains to ICICI Venture Funds Management Company Limited for levy of service tax on the income received from investment in venture capital units, by treating the same as performance fees received. The balance amount of Rs. 0.3 billion pertains to other entities. The group believes that the tax authorities are not likely to be able to substantiate the above tax demands.

•	Rs. 30.0 billion relates to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to income tax, and interest tax, where we are relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are:

•	Rs. 13.1 billion relates to whether interest expenses can be attributed to earning tax-exempt income. We believe that no interest can be allocated as there are no borrowings earmarked for investments in shares/tax free bonds and our interest free funds are sufficient to cover investments in the underlying tax free securities. The group has relied on favorable opinion from counsel and favorable appellate decisions in similar cases;

•	Rs. 2.0 billion relates to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. The group has relied on favorable opinion from counsel and favorable appellate decisions in similar cases, which had allowed the deduction of mark-to-market losses from business income;

•	Rs. 5.5 billion relates to the disallowance of depreciation claims on leased assets by the tax authorities, by treating the lease transactions as loan transactions. The group has relied on a favorable opinion from counsel and favorable appellate decisions in the Bank’s own case and other similar cases; and

•	Rs. 2.7 billion relates to taxability of amounts withdrawn from the special reserve. ICICI had maintained two special reserve accounts, which includes special reserve created up to assessment year 1997-98. Withdrawals from the account were assessed as taxable by the tax authorities for the assessment years 1998-99 to 2000-01. We have received favorable orders in respect of the assessment year 1998-1999 and 1999-2000 but the income tax department has appealed against the favorable orders.

•	Rs. 1.2 billion relates to the disallowance of broken period interest paid on purchase of government securities considering it as capital in nature since the same have been classified under held-to-maturity category by us. We have relied on favorable appellate decisions in its own case and other similar cases.

Based on judicial precedents in our own and other cases, and upon consultation with tax counsel, management believes that it is more likely than not that our tax position will be sustained. Accordingly, no provision has been made in the accounts.

The above contingent liability does not include Rs. 39.7 billion, considered as remote. Of the total disputed tax demands classified as remote, Rs. 34.8 billion mainly pertains to the deduction of bad debts and levy of penalties, which are covered by favorable Supreme Court of India decisions in other cases. Therefore, they are not required to be disclosed as contingent liability. The balance of Rs. 4.9 billion pertains to disputed tax liability of our life insurance subsidiary primarily due to non-allowance of set-off of brought forward business loss by the assessing officer against the shareholders’ income, which has been considered as income from other sources by the tax authorities. The same is considered as remote on the basis of favorable income tax appellate decisions in our life insurance subsidiary’s own case. The consequence of inquiries initiated by the tax authorities are not quantified, as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities.

A number of litigations and claims against ICICI Bank and its directors are pending in various forums. The claims on ICICI Bank mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. We are also subject to counterclaims arising in connection with our enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of the inherent unpredictability of litigation and for cases where the claim amount sought is substantial, the actual cost of resolving litigations may be substantially different from the provision held.

We held a total provision of Rs. 325.7 million at year-end fiscal 2016 for 444 cases with claims totaling approximately Rs. 1,261.0 million, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At year-end fiscal 2016, such claims amounted to a total of Rs. 639.5 million relating to 118 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in lawsuits against ICICI Bank. There were 247 such cases at year-end fiscal 2016.

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

At year-end fiscal 2016, there were 69 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more, with an aggregate amount of approximately Rs. 39.8 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are litigations where the amounts claimed are Rs. 1.0 billion or higher:

•	The promoters and promoter group entities of Kingfisher Airlines Limited have filed a suit in the Bombay High Court against 19 lenders who had provided credit facilities to Kingfisher Airlines Limited seeking to declare void the corporate guarantee given by one of the entities to the lenders and restrain the lenders from acting in furtherance of the corporate guarantee as well as a personal guarantee of the promoter and invocation of pledge of shares held by the lenders, and claiming damages of Rs. 32.0 billion from the lenders towards sums invested by the promoter group in Kingfisher Airlines Limited. The Bombay High Court has not granted any interim relief restraining lenders from acting in furtherance of the invocation of pledge. ICICI Bank had assigned its exposure to Kingfisher Airlines Limited to a third party in June 2012 and thereby ceased to be a lender to the company. The cause of action for the suit arose subsequent to that date, and the securities mentioned in the suit were not securities held by ICICI Bank even when it was a lender to the company. Consequently, we believe the suit against it is not maintainable and has filed its written statement. The matter is pending before the court.

•	In 1999, we filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for the recovery of amounts totaling Rs. 169 million due from Esslon Synthetics Limited. In May 2001, the guarantor filed a counterclaim for an amount of Rs. 1.0 billion against us and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited filed an application to amend the counterclaim in January 2004. We have filed our reply to the application for amendment. The guarantor has also filed an interim application on the grounds that certain documents have not been exhibited, to which we have filed our reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. In the meantime, the Industrial Development Bank of India has challenged the order of the Debt Recovery Tribunal, Delhi, whereby the Debt Recovery Tribunal allowed LML Limited to be included in the list of parties. The Debt Recovery Appellate Tribunal, Delhi has passed an interim stay order against the Debt Recovery Tribunal proceedings. In the liquidation proceeding before the High Court at Allahabad, the official liquidator attached to the Allahabad High Court sold the assets of Esslon Synthetics for Rs. 61 million in November 2002. We have filed our claim with the official liquidator attached to the Allahabad High Court for our dues. The official liquidator has informed us that the claim of the Bank has been allowed and that the amount payable to the Bank is Rs. 12 million. We have filed an affidavit before the official liquidator for disbursement of the amount and the official liquidator has released Rs. 9 million to the Bank and the balance amount will be disbursed after finalization of amounts due to the employees of Esslon Synthetics by the court. Further, the guarantor has filed an insolvency proceeding before the insolvency court which is currently being opposed by the lenders including ICICI Bank. The matter is pending.

•	Certain investors of a real estate investment fund registered in Mauritius and managed by ICICI Venture Funds Management Company Limited, a wholly owned subsidiary of ICICI Bank, have filed a petition in the Supreme Court of Mauritius against ICICI Venture Funds Management Company, the trustee and administrators of the fund and ICICI Bank alleging mis-selling and mismanagement of the Fund, and have claimed damages of US$ 103.6 million. All the respondents to the petition, including the Bank and its subsidiary, have denied and rebutted the allegations and countered the petition, which is pending for hearing.

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

Fees and Other Payments Made by the Depositary

In fiscal 2012, the Bank entered into an agreement with the Depositary, Deutsche Bank Trust Company Americas, under which the Depositary shall reimburse the Bank for annual expenses incurred by the Bank towards investor relations or other expenses directly related to the ongoing maintenance of the American Depository Receipt program. There are limits on the amount of expenses for which the depository will reimburse the Bank, but the amount of reimbursement available to the Bank is not necessarily tied to the amount of fees the depository collects from investors. Under certain circumstances, including the removal of Deutsche Bank Trust Company Americas as Depositary or termination of the American Depository Receipt program, we are required to repay to Deutsche Bank Trust Company Americas amounts reimbursed in prior periods. During fiscal 2016, the Bank claimed and received a reimbursement of US$325,000 from the Depositary towards expenses already incurred relating to the American Depositary Receipt Program.

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

The consolidated financial statements for fiscal 2012 through 2014 were audited by S.R. Batliboi & Co. LLP, Chartered Accountants, and for fiscal 2015 and 2016 by B S R & Co. LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2012 through 2016 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our Indian GAAP consolidated financial statements, reconciliation of net income and stockholders’ equity to U.S. GAAP and notes to these financial statements, audited by KPMG, are set forth at the end of this annual report.

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

Operating Results Data

The following table sets forth, for the periods indicated, our operating results data.

	Year ended March 31,
	2012		2013		2014		2015		2016		2016(1)
	(in millions, except per common share data)
Selected income statement data:
Interest income(2)	Rs.	379,948	Rs.	448,846	Rs.	494,792	Rs.	549,640	Rs.	592,937	US$	8,950
Interest expense		(250,132)		(282,854)		(297,106)		(323,182)		(339,965)		(5,132)
Net interest income		129,816		165,992		197,686		226,458		252,972		3,818
Non-interest income		286,634		293,198		300,846		352,523		421,021		6,355
Net total income		416,450		459,190		498,532		578,981		673,993		10,173
Non-interest expenses
Depreciation on leased assets		(423)		(328)		(317)		(351)		(192)		(3)
Expenses pertaining to insurance business		(179,254)		(173,517)		(162,367)		(191,640)		(232,710)		(3,513)
Other operating expenses(3)		(115,844)		(128,225)		(143,979)		(158,237)		(174,993)		(2,641)
Total non-interest expenses		(295,521)		(302,070)		(306,663)		(350,228)		(407,895)		(6,157)
Operating profit before provisions		120,929		157,120		191,869		228,753		266,098		4,016
Provisions and contingencies		(14,063)		(20,952)		(29,003)		(45,363)		(123,054)		(1,857)
Profit before tax		106,866		136,168		162,866		183,390		143,044		2,159
Provision for tax		(27,490)		(34,869)		(46,095)		(53,967)		(33,775)		(510)
Profit after tax		79,376		101,299		116,771		129,423		109,269		1,649
Minority interest		(2,947)		(5,263)		(6,357)		(6,954)		(7,469)		(113)
Net profit	Rs.	76,429	Rs.	96,036	Rs.	110,414	Rs.	122,469	Rs.	101,800	US$	1,536
Per common share:
Earnings-basic(4) (8)	Rs.	13.27	Rs.	16.66	Rs.	19.13	Rs.	21.17	Rs.	17.53	US$	0.26
Earnings-diluted(5) (8)		13.21		16.57		19.03		20.94		17.41		0.26
Dividend(6) (8)		3.30		4.00		4.60		5.00		5.00		0.08
Book value(7) (8)		101.20		114.32		130.51		143.11		153.10		2.31
Equity shares outstanding at the end of the period (in millions of equity shares) (8)		5,764		5,768		5,774		5,797		5,815
Weighted average equity shares outstanding - basic (in millions of equity shares) (8)		5,762		5,765		5,772		5,786		5,807
Weighted average equity shares outstanding – diluted (in millions of equity shares) (8)		5,778		5,787		5,794		5,842		5,840

(1)	Rupee amounts for fiscal 2016 have been translated into U.S. dollars using the exchange rate of Rs. 66.25 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2016.

(2)	Interest income includes interest on rupee and foreign currency loans and advances (including bills) and hire purchase receivables and gains/(losses) on sell-down of loans of ICICI Bank. Interest income also includes interest on income tax refunds of Rs. 846 million, Rs. 2.7 billion, Rs. 2.0 billion, Rs. 2.8 billion and Rs. 3.3 billion for fiscal 2012, 2013, 2014, 2015 and 2016 respectively.

(3)	Includes employee expenses, depreciation on fixed assets and other general office expenses.

(4)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share before dilutive impact.

(5)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 64,353,000, 62,447,200, 73,376,100, 53,612,700 and 96,243,300 equity shares granted to employees at a weighted average exercise price of Rs. 200.7, Rs. 193.5, Rs. 207.2, Rs. 248.6 and Rs. 276.0 were outstanding at year-end fiscal 2012, 2013, 2014, 2015 and 2016 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(6)	In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 3.30 per equity share for fiscal 2012, which was paid in fiscal 2013. We declared a dividend of Rs. 4.00 per equity share for fiscal 2013, which was paid in fiscal 2014. We declared a dividend of Rs. 4.60 per equity share for fiscal 2014, which was paid in fiscal 2015. We declared a dividend of Rs. 5.00 per equity share for fiscal 2015, which was paid in fiscal 2016. We declared a dividend of Rs. 5.00 per equity share for fiscal 2016, which has been paid in fiscal 2017. The dividend per equity share is based on the total amount of dividends declared for the year, exclusive of dividend distribution tax.

(7)	Represents equity share capital, employees’ stock options outstanding and reserves and surplus reduced by deferred tax asset, goodwill and debit balance in the profit and loss account.

(8)	The shareholders of the Bank approved the sub-division of one equity share of Rs. 10 into five equity shares having a face value of Rs. 2 each. The record date for the sub-division was December 5, 2014. Face value and number of shares have been re-stated and related ratios re-computed for all the previous periods presented to reflect the sub-division.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period. The average balances are the sum of daily average balances outstanding, except for the average balances of overseas branches of ICICI Bank which are calculated on fortnightly basis for period till September 2014. From October 2014, average balances of the foreign branches are also averages of daily balances.

	Year ended March 31,
	2012	2013	2014	2015	2016
Selected income statement data:
Interest income	6.52%	7.01%	7.03%	7.15%	6.98%
Interest expense	(4.29)	(4.42)	(4.22)	(4.20)	(4.00)
Net interest income	2.23	2.59	2.81	2.95	2.98
Non-interest income	4.91	4.59	4.28	4.58	4.96
Total income	7.14	7.18	7.09	7.53	7.94
Depreciation on leased assets	(0.01)	(0.01)	(0.00)	(0.00)	(0.00)
Expenses pertaining to insurance business	(3.07)	(2.71)	(2.31)	(2.49)	(2.74)
Other operating expenses	(1.99)	(2.00)	(2.05)	(2.06)	(2.06)
Non-interest expenses	(5.07)	(4.72)	(4.36)	(4.55)	(4.80)
Operating profit before provisions	2.07	2.46	2.73	2.98	3.14
Provisions and contingencies	(0.24)	(0.33)	(0.41)	(0.59)	(1.45)
Profit before tax	1.83	2.13	2.32	2.39	1.69
Provision for tax	(0.47)	(0.55)	(0.66)	(0.71)	(0.40)
Profit after tax	1.36	1.58	1.66	1.68	1.29
Minority interest	(0.05)	(0.08)	(0.09)	(0.09)	(0.09)
Net profit	1.31%	1.50%	1.57%	1.59%	1.20%

The following table sets forth, for the periods indicated, our selected financial data.

	At or for the year ended March 31,
	2012		2013		2014		2015		2016		2016(1)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs.	6,197,136	Rs.	6,749,830	Rs.	7,477,624	Rs.	8,260,792	Rs.	9,187,562	US$	138,680
Investments(2)		2,217,616		2,354,684		2,427,901		2,743,108		2,860,441		43,176
Advances, net		2,921,254		3,299,741		3,873,418		4,384,901		4,937,291		74,525
Non-performing customer assets (gross)		107,124		107,165		122,994		173,870		293,216		4,426
Total liabilities(5)		5,584,371		6,062,206		6,713,326		7,413,746		8,246,455		124,475
Deposits		2,819,505		3,147,705		3,595,127		3,859,552		4,510,774		68,087
Borrowings (includes subordinated debt and redeemable non-cumulative preference shares)		1,612,966		1,728,882		1,835,421		2,112,520		2,203,777		33,265
Equity share capital		11,528		11,536		11,550		11,597		11,632		176
Reserves and surplus(3)		601,237		676,088		752,748		835,449		929,475		14,030
Period average(4):
Total assets		5,832,309		6,394,436		7,037,002		7,689,402		8,490,942		128,165
Interest-earning assets		4,697,241		5,272,489		5,830,625		6,449,193		7,246,635		109,383
Advances, net		2,720,937		3,149,347		3,589,293		4,049,280		4,672,596		70,530
Total liabilities(5)		5,214,310		5,723,133		6,284,987		6,860,592		7,571,180		114,282
Interest-bearing liabilities		4,099,844		4,556,099		4,996,433		5,445,789		6,094,406		91,991
Borrowings		1,465,670		1,656,860		1,820,630		1,906,290		2,153,911		32,512
Stockholders’ equity		617,999		671,303		752,016		828,810		919,753		13,883
Profitability:
Net profit as a percentage of:
Average total assets		1.31%		1.50%		1.57%		1.59%		1.20%
Average stockholders’ equity		12.37		14.31		14.68		14.78		11.07
Average stockholders’ equity (including preference share capital)		12.30		14.23		14.61		14.71		11.03
Dividend payout ratio(6)		24.89		24.02		24.06		23.67		28.56
Spread(7)		2.06		2.35		2.58		2.63		2.64
Net interest margin(8)		2.83		3.20		3.44		3.55		3.52
Cost-to-income ratio(9)		70.96		65.78		61.51		60.49		60.52
Cost-to-average assets ratio(10)		5.07		4.72		4.36		4.55		4.80
Capital(11):
Average stockholders’ equity as a percentage of average total assets		10.60%		10.50%		10.69%		10.78%		10.83%
Average stockholders’ equity (including preference share capital) as a percentage of average total assets		10.66%		10.55%		10.74%		10.82%		10.87%
Asset quality:
Net restructured assets as a percentage of net customer assets		1.40%		1.58%		2.70%		2.41%		1.64%
Net non-performing assets as a percentage of net customer assets(12)		0.79%		0.74%		0.99%		1.54%		2.66%
Provision on restructured assets as a percentage of gross restructured assets		8.81%		7.87%		8.42%		7.23%		7.68%
Provision on non-performing assets as a percentage of gross non-performing assets		74.56%		72.80%		63.72%		55.59%		49.60%
Provision as a percentage of gross customer assets(13)		2.98%		2.63%		2.47%		2.89%		3.36%

(1)	Rupee amounts at year-end fiscal 2016 have been translated into U.S. dollars using the exchange rate of Rs. 66.25 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2016.

(2)	In accordance with the Reserve Bank of India circular dated July 16, 2015, investments in the Rural Infrastructure and Development Fund and other related deposits have been re-grouped to Other Assets. Accordingly, figures of all the previous periods presented have been re-grouped to conform to the current year presentation.

(3)	Includes balance in employee stock options outstanding which will be transferred to “Equity share capital” or “Reserves and surplus” on exercise/lapse of options.

(4)	The average balances are the sum of daily average balances outstanding, except for the average balances of overseas branches of ICICI Bank which are calculated on fortnightly basis for period till September 2014. From October 2014, average balances of the foreign branches are also averages of daily balances.

(5)	Includes preference share capital and minority interest, but does not include stockholders’ equity.

(6)	Represents the ratio of total dividends paid on equity share capital, exclusive of dividend tax, as a percentage of net profit.

(7)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(8)	Represents the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(9)	Represents the ratio of non-interest expenses to total income. Total income represents the sum of net interest income and non-interest income.

(10)	Represents the ratio of non-interest expenses to average total assets.

(11)	The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2016 were: common equity Tier 1 risk-based capital ratio of 13.0%; Tier 1 risk-based capital ratio of 13.1%; and total risk-based capital ratio of 16.6%. Our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2016 were: common equity Tier 1 risk-based capital ratio of 12.9%; Tier 1 risk-based capital ratio of 13.1%; and total risk-based capital ratio of 16.6%.

(12)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

(13)	Includes general provision on standard assets.

(14)	Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

Selected U.S. GAAP Financial Data

The following table sets forth, certain selected financial data under generally accepted accounting principles adopted in the United States.

	At or for the year ended March 31,
	2012		2013		2014		2015		2016		2016(1)
	(in millions other than per equity share))
Total income(2)	Rs.	188,192	Rs.	245,463	Rs.	274,705	Rs.	319,924	Rs.	371,339	US$	5,605
Net income/(loss) attributable to ICICI Bank’s shareholders’		70,811		101,052		101,421		116,913		73,037		1,102
Total assets		5,506,134		5,860,331		6,485,471		7,130,592		7,867,628		118,757
ICICI Bank’s stockholders’ equity		633,518		736,566		801,882		938,253		981,675		14,818
Other comprehensive income/(loss)		(7,257)		14,431		2,157		46,436		44,486		671
Per equity share
Net income/(loss) from continuing operation-basic(3)		12.29		17.53		17.57		20.21		12.58		0.19
Net income/(loss) from continuing operation-diluted(4)		12.24		17.44		17.50		20.05		12.50		0.19
Dividend(5)		2.80		3.30		4.00		4.60		5.00		0.08

(1)	Rupee amounts for fiscal 2016 have been translated into U.S. dollars using the exchange rate of Rs. 66.25 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2016.

(2)	Represents net interest income plus non-interest income.

(3)	Represents net income/(loss) before dilutive impact.

(4)	Represents net income/(loss) adjusted for full dilution. Options to purchase 64,353,000, 62,447,200, 73,376,100, 53,612,700 and 96,243,300 equity shares granted to employees at a weighted average exercise price of Rs. 200.7, Rs. 193.5, Rs. 207.2, Rs. 248.6 and Rs. 276.0 were outstanding at year-end fiscal 2012, 2013, 2014, 2015 and 2016 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.
(5)	In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 3.30 per equity share for fiscal 2012, which was paid in fiscal 2013. We declared a dividend of Rs. 4.00 per equity share for fiscal 2013, which was paid in fiscal 2014. We declared a dividend of Rs. 4.60 per equity share for fiscal 2014, which was paid in fiscal 2015. We declared a dividend of Rs. 5.00 per equity share for fiscal 2015, which was paid in fiscal 2016. We declared a dividend of Rs. 5 per equity share for fiscal 2016, which has been paid in fiscal 2017. The dividend per equity share is based on the total amount of dividends paid during the year, exclusive of dividend tax.

(6)	Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. We are the largest private sector bank in India in terms of total assets on a consolidated basis. Apart from banking products and services, we offer life and general insurance, asset management, securities broking and private equity products and services through specialized subsidiaries. Our total assets at year-end fiscal 2016 were Rs. 9,187.6 billion. Our consolidated capital and reserves at year-end fiscal 2016 were Rs. 941.1 billion. In fiscal 2016, our net profit was Rs. 101.8 billion compared to Rs. 122.5 billion in fiscal 2015.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of insurance and investment products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet, social media and mobile phones. We had a network of 4,450 branches and 13,766 ATMs in India at year-end fiscal 2016. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, Indian businesses, select local businesses and multi-national corporations and insured mortgage products in our Canada subsidiary as well as offering deposit products to the larger community. ICICI Bank’s overseas branches take deposits, raise borrowings and make loans primarily to Indian companies for their overseas operations as well as for their foreign currency requirements in India. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Sri Lanka, Hong Kong, Qatar Financial Centre, the United States, South Africa and Bahrain and representative offices in the United Arab Emirates, Bangladesh, Malaysia and Indonesia. Our subsidiary in the United Kingdom has established a branch in each of Antwerp, Belgium and Frankfurt, Germany.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts and interest rate and currency swaps. We take advantage of movements in markets to earn treasury income. Our overseas branches and subsidiaries also have investments in credit derivatives, bonds of non-India financial institutions and in asset backed securities.

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company in India during fiscal 2016, with a market share of 11.3% based on new business written (on a retail weighted received premium basis) according to the Life Insurance Council. ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2016, with a market share of 8.4% in gross written premium according to the General Insurance Council of India. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the largest mutual fund in India in terms of average funds under management for the three months ended March 31, 2016 according to Association of Mutual Funds in India. We cross-sell the products of our insurance and asset management subsidiaries and other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has an operating subsidiary in the United States, ICICI Securities Inc., engaged in brokerage services. Our private equity fund management subsidiary ICICI Venture Funds Management Company manages funds that make private equity investments.

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

Trends in fiscal 2016

The global economic environment remained subdued during fiscal 2016. The U.S. Federal Reserve raised interest rates by 25 basis points in December 2015, while other advanced and emerging economies continued to pursue an accommodative monetary policy. There was a slowdown in economic growth in China to 6.9% in calendar year 2015 compared to 7.3% in calendar year 2014, and a depreciation of the Chinese currency. Commodity prices continued to weaken given low demand and excess supply. The price of the benchmark Brent crude fell from US$ 55 per barrel at end-March 2015 to a low of US$ 28 per barrel in mid-January 2016 but recovered thereafter to US$ 40 per barrel at end-March 2016. Metal prices also remained subdued during the year. The global financial markets experienced significant volatility and several emerging market economies saw a depreciation of their currencies during the period.

In India, economic trends remained mixed following uneven recovery in growth during fiscal 2016. India’s gross domestic product showed a gradual improvement and grew by 7.6% during fiscal 2016, compared to a growth of 7.2% during fiscal 2015. As per industry-wise growth estimates gross value added, the agriculture sector grew by 1.2%, the industrial sector by 7.4% and the services sector by 8.9% during fiscal 2016 compared to a decline by 0.2% in the agriculture sector and growth of 5.9% and 10.3% in the industrial and services sectors respectively during fiscal 2015. However, the corporate sector continues to experience challenges due to lower than anticipated cash flow generation and high leverage. Corporate investment continues to be subdued, and bank credit growth continues to be moderate. Additionally, the global economic environment continues to be volatile, with concerns about a global growth slowdown, including in large emerging markets. In fiscal 2016, a significant decline in commodity prices, including metals, has negatively impacted borrowers in commodity-linked sectors such as iron & steel, coal and petroleum oil related activities. Monsoon rainfall was lower by 14.0% compared to the long-term average in fiscal 2016, a deficit for the second consecutive year leading to drought conditions in several parts of the country. Private investments remained subdued due to low capacity utilization and large number of stalled projects. Unsold inventory in the residential construction sector remained high. Industrial production, as measured by the index of industrial production which includes mining, manufacturing and electricity, reflected a moderation in growth to 2.4% in fiscal 2016 compared to a growth of 2.8% in fiscal 2015. The moderation was largely due to a slowdown in manufacturing and electricity sectors. The capital goods production index declined by 2.9% in fiscal 2016 compared to a growth of 6.3% in fiscal 2015, reflecting a slowdown in investments. Corporate sales remained low, though earnings showed an improvement due to a decline in input costs supported by a decline in manufacturing sector inflation.

Inflation remained moderate during fiscal 2016. Retail inflation, as measured by the consumer price index eased from 5.3% in March 2015 to a low of 3.7% in July-August 2015, and increased subsequently to 4.8% in March 2016. Core consumer price index inflation, excluding food and fuel products, increased from 4.2% in March 2015 to 4.7% in March 2016. Inflation, as measured by the wholesale price index, remained negative through fiscal 2016 and declined by an average 2.5% year-on-year in fiscal 2016, led by a decline in fuel and manufacturing sector inflation by 11.7% and 1.1% respectively.

With retail inflation remaining within its target range, the Reserve Bank of India reduced the repo rate by 75 basis points during fiscal 2016 with a 25 basis points reduction from 7.50% to 7.25% in June 2015 and another 50 basis points reduction to 6.75% in September 2015. In April 2016, the Reserve Bank of India

reduced the repo rate by a further 25 basis points to 6.50%. This took the cumulative reduction in the repo rate since January 2015, when the policy rate reduction cycle began, to 150 basis points.

Trends in merchandise trade remained muted during fiscal 2016. Exports declined by 15.6% to US$ 261.1 billion and imports declined by 15.3% to US$ 379.6 billion. The decline was primarily due to continued weak global demand and low global commodity prices. India’s current account deficit was at 1.4% of gross domestic product during the first nine months of fiscal 2016. Foreign direct investments increased from US$ 24.8 billion in the first nine months of fiscal 2015 to US$ 33.7 billion in the first nine months of fiscal 2016. There was a net outflow of investments by foreign portfolio investors of US$ 4.0 billion during the first nine months of fiscal 2016, with a net outflow of US$ 4.3 billion in equity markets and a net inflow of US$ 0.3 billion in debt markets. The benchmark S&P BSE Sensex declined by 9.4% during fiscal 2016 to close at 25,342. The Rupee depreciated from Rs. 62.3 per U.S. dollar at March 31, 2015 to Rs. 66.4 per U.S. dollar at March 31, 2016. Yields on the benchmark 10-year government securities remained in the range of 7.7% to 7.8% for most part of the year but eased towards the end of the year to 7.4% at March 31, 2016.

During fiscal 2016, the Government announced several policy measures. The Government introduced a composite cap on foreign investments which is applicable across all sectors and has brought different kinds of foreign investments under a single combined limit. Further, the list of economic activities eligible for foreign investment under the automatic route was expanded. In the area of financial inclusion, apart from the Pradhan Mantri Jan-Dhan Yojana which was announced in fiscal 2015, the government announced several new schemes including pension and insurance schemes, a financial scheme for micro, small and medium enterprises and a scheme to support start-ups. The Government also announced a roadmap for public sector banks. Key proposals announced in the Union Budget for fiscal 2017 included a plan to introduce a comprehensive code on resolution of financial firms; operationalizing the Bank Board Bureau for public sector banks; and allowing foreign investment in the insurance and pension sectors under the automatic route. In May 2016, the Insolvency and Bankruptcy Code, 2016 was enacted to provide clarity and consistency in the insolvency process. As the implementation of the Code will require setting up of requisite infrastructure the Code will take some time to get implemented. See also “Overview of the Indian Financial Sector—Structural Reforms—Legislative Framework for Recovery of Debts due to Banks—Insolvency and Bankruptcy Code, 2016”.

Non-food credit growth on the banking sector remained subdued during fiscal 2016. Growth moderated from 12.7% year-on-year at April 3, 2015 to 10.3% at April 1, 2016. Credit growth was mainly driven by the retail segment. Based on sector-wise credit deployment data, growth in credit to industry was 2.7%, services 9.1%, retail 19.4% and agriculture 15.3% year-on-year at March 18, 2016. Deposit growth in the banking system also remained muted in the range of 9-12% during the year. Total deposits grew by 9.7% year-on-year at April 1, 2016 compared to a growth of 12.1% at April 3, 2015. Demand deposits grew by 15.0% year-on-year at April 1, 2016 compared to a growth of 23.7% at April 3, 2015. Time deposits grew by 9.1% year-on-year at April 1, 2016 compared to a growth of 10.9% at April 3, 2015.

The operating environment for the Indian corporate sector continued to remain challenging in view of the subdued global scenario, gradual nature of the domestic economic recovery, continued weak corporate investment activity, delays and shortfalls in cash flow generation from investments and high leverage. Capacity utilization remained below optimal levels due to weak demand. The decline in commodity prices had an impact on borrowers in commodity-linked sectors, such as iron & steel, oil & gas extraction and cement. Due to the uneven recovery in growth, the expected improvement in the operating environment did not commence in fiscal 2016. These conditions led to increasing levels of non-performing loans for the Indian banking sector.

The first year retail premium underwritten in the life insurance sector (on weighted received premium basis) grew by 8.1% to Rs. 440.8 billion in fiscal 2016 compared to Rs. 407.7 billion in fiscal 2015. Gross premium of the non-life insurance sector (excluding specialized insurance institutions) grew by 13.6% to Rs. 915.7 billion during fiscal 2016 compared to Rs. 805.8 billion during fiscal 2015. The average assets under management of mutual funds increased by 13.9% from Rs. 11,886.9 billion for the three months ended March 31, 2015 to Rs. 13,534.4 billion for the three months ended March 31, 2016.

Banking regulation underwent several changes during fiscal 2016. Some important regulatory developments impacting the banking sector were the following:

•	In April 2015, the Reserve Bank of India issued revised guidelines on priority sector lending, based on the recommendations of the internal working group set up to revisit the priority sector lending guidelines. These revised priority sector guidelines are applicable from year ended fiscal 2016. The overall target for priority sector lending would continue to be 40.0% of adjusted net bank credit. Sub-

targets for direct and indirect lending to agriculture were combined and sub-targets of 8.0% for lending to small and marginal farmers and 7.5% lending target to micro-enterprises were introduced. These sub-targets are to be achieved in a phased manner by March 2017. Sectors qualifying for priority sector lending have been broadened to include medium-size enterprises, social infrastructure and renewable energy. Priority sector lending achievements will be evaluated on a quarterly average basis from fiscal 2017. According to the guidelines, foreign banks with less than 20 branches will also now be required to meet priority sector lending targets of 40.0% of adjusted net bank credit, on par with domestic banks and foreign banks with 20 or more branches by fiscal 2020. Further, in July 2015, the Reserve Bank of India directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for the shortfall. The banking system’s average level will be notified at the beginning of each year. The target for fiscal 2016 was set at 11.57%;

•	In April 2015, the Reserve Bank of India allowed banks to introduce an early withdrawal facility in term deposits as a distinguishing feature for offering differential rates of interest. All term deposits of individuals of Rs. 1.5 million and below will have a premature withdrawal facility. For other term deposits, customers have the option to choose between term deposits either with or without premature withdrawal facility;

•	In May 2015, the Reserve Bank of India allowed banks to spread the shortfall from the sale of non-performing assets to asset reconstruction companies over a period of two years, in the event the sale value is lower than the net book value. This dispensation was available for non-performing assets sold up to March 31, 2016. However, as per guidelines issued in June 2016 by the Reserve Bank of India, the dispensation was extended up to March 31, 2017, and the period to spread over the shortfall was restricted to four quarters from the quarter in which the sale took place. For assets sold to asset reconstruction companies during fiscal 2017, in case full provisioning remains to be made as on March 31, 2017, on close of financial year, banks should debit the ‘other reserves’ component of the balance sheet (which are reserves created for the un-provided amount at the end of the financial year). Banks should proportionately reverse the debits to ‘other reserves’ and complete the provisioning by debiting profit and loss account, in the subsequent quarters of the next financial year;

•	In May 2015, the Reserve Bank of India introduced a framework for dealing with loan frauds. The guidelines relate to detection, reporting and monitoring of fraud accounts. They prescribe continuous monitoring and red flagging of accounts based on early warning signals for accounts above Rs. 500.0 million. Frauds have to be reported on the Reserve Bank of India central repository of information on large credits for dissemination to other banks and decision-making by the joint lenders’ forum in case of consortium or multiple banking arrangements. Restructuring or grant of additional facilities would not be permitted in case of fraud or red flagged accounts;

•	In June 2015, the Reserve Bank of India issued guidelines on the compensation of non-executive directors of private sector banks. According to the guidelines, the board of directors, in consultation with its remuneration committee, should formulate and adopt a comprehensive compensation policy for the non-executive directors (other than the part-time non-executive chairman). In the policy, the board may provide for the payment of compensation in the form of a profit related commission, subject to the bank making profits. Such compensation should not exceed Rs. 1.0 million per annum for each director. Further, private sector banks have to obtain prior approval of the Reserve Bank of India for paying remuneration to the part-time non-executive chairman;

•	In June 2015, the Reserve Bank of India issued guidelines on strategic debt restructuring providing banks with enhanced capabilities to initiate change of ownership in accounts which fail to achieve the projected viability milestones. The guidelines provide for conversion of debt into equity and acquisition of majority ownership of the borrower by banks. On conversion of debt into equity, banks are allowed to continue with the current asset classification for an 18-month period (stand-still benefit). On transfer of ownership to a new sponsor, the asset can be upgraded to the standard category and refinancing of the debt is allowed without such refinancing being treated as a restructuring. However, in the event a new sponsor is not identified within the 18-month period, the bank has to revert to the earlier asset classification norm as was applicable prior to the stand-still in asset classification. In September 2015, the Reserve Bank of India allowed banks to upgrade the credit facilities extended by banks to standard category even in the event of a change in ownership of the borrower outside strategic debt restructuring. Considering the change in risk profile following the change in management, banks are allowed to refinance the existing debt without treating it as restructuring subject to the bank making provisions for any diminution in fair value of the existing debt. In February 2016, the Reserve Bank of India further revised guidelines with regard to strategic debt restructuring allowing banks to classify the asset as standard on divesting 26.0% of the shares of the company, lower than the earlier requirement of 51.0%. To avoid a sudden increase in provisioning in case the strategic debt restructuring fails, the guidelines require banks to increase provisions on such accounts to up to 15.0% by the end of the 18-month stand-still period, to be made in equal instalments over four quarters;

•	In July 2015, the Reserve Bank of India issued guidelines on the discount rate for computing the present value of future cash flows of a restructured account. The guideline prescribes that a rate equal to the actual interest rate charged to the borrower before restructuring should be used to discount the future cash flows for the purpose of determining the diminution of fair value of the loan on restructuring;

•	In August 2015, the Insurance Regulatory and Development Authority of India issued regulations on registration of corporate agents for the sale of insurance products where an agent can tie up with up to three insurance companies each in life, non-life and health insurance sectors;

•	Under the Framework for Revitalising Distressed Assets in the economy, in September 2015, the Reserve Bank of India issued revisions to the guidelines on Joint Lenders’ Forum and corrective action plan. According to the revisions, the Joint Lenders’ Forum can initiate strategic debt restructuring in the event the corrective action plan fails. All lenders would have to provide additional finance once agreed by the Joint Lenders’ Forum unless they exit. An empowered group of lenders would be formed which will approve the rectification/restructuring package under the corrective action plan. In February 2016, a further revision was issued requiring that the corrective action plan be approved by 50% of the lenders, as compared to the earlier requirement of 60% of lenders;

•	In December 2015, the Reserve Bank of India issued final guidelines on the computation of lending rates based on marginal cost of funds. The Marginal Cost of Funds based Lending Rate is applicable on incremental lending from April 1, 2016 and it is a tenor linked benchmark. The guidelines clarify the methodology to compute the marginal cost of funds based lending rate, which comprises of marginal cost of funds, negative carry on account of cash reserve ratio, operating costs and tenor premium. The guidelines specified categories of loans which can be priced without linkage to the marginal cost of funds based lending rate. Banks have to review and publish their marginal cost of funds based lending rate every month on a pre-announced date for different maturities ranging from overnight rate to up to one year. The periodicity of reset shall be one year or lower. Loans linked to the base rate can continue till repayment or renewal with existing borrowers having the option to move to the marginal cost of funds based lending rate linked loan at mutually acceptable terms. Banks were earlier not permitted to extend fixed rate loans at a rate of interest lower than the base rate. This restriction will no longer apply under the new guidelines;

•	During the three months ended December 31, 2015, against the backdrop of continuing challenges in corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. The Reserve Bank of India also directed banks to make an additional provision of 10% during the year ending March 31, 2017 in respect of restructured loan accounts highlighted by the Reserve Bank of India; and

•	In March 2016, the Reserve Bank of India issued guidelines expanding the eligibility for common equity Tier 1 capital to include 45.0% of revaluation reserves, which earlier qualified for inclusion in Tier 2 capital, and 75.0% of foreign currency translation reserves. The guidelines further allowed recognition of deferred tax assets arising due to timing differences, excluding accumulated losses, as Tier 1 capital up to 10.0% of a bank’s common equity Tier 1 capital, in line with the guidelines of the Basel Committee on Banking Supervision.

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

In fiscal 2010 and fiscal 2011, the Indian economy experienced high rates of growth. The Indian corporate sector undertook significant investments during this period, including in the infrastructure and commodity sectors. This also led to high loan growth in the banking sector, including for us. Subsequently, the Indian economy began to experience challenges in terms of high inflation and consequently higher interest rates, currency depreciation and a sharp slowdown in economic growth. Thereafter, the corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals and judicial decisions. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic scenario, volatility in global and domestic financial markets and delays in project implementation. Corporate investment activity declined. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector.

Over the past two years, the Indian economy has experienced an improvement in certain macro-economic indicators, with a reduction in inflation and interest rates, stability in the currency and a gradual increase in the rate of economic growth. However, the challenges in project completion continued, receivables remained high and the corporate sector continued to be impacted due to lower than anticipated cash flow generation and high leverage.

Further, during fiscal 2016, the corporate sector experienced additional challenges. The anticipated improvement in the performance of the corporate sector did not materialize due to the gradual domestic recovery, subdued corporate investment and continued global economic challenges. The global economic environment continued to be volatile, with a slowdown in growth globally, including in large emerging markets. The significant decline in global commodity prices, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors such as iron & steel, coal and petroleum oil related activities. Capital investments in the economy remained subdued impacting corporations in investment-linked sectors like construction. In view of the lower than projected cash flows, the progress in reducing leverage in the corporate sector remained slow. While several companies were working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, these efforts were taking time to show results. See also “—Executive Summary—Business environment—Trends in fiscal 2016”.

Banking sector growth trends in both credit and deposits have been subdued. Trends in systemic liquidity, interest rates and inflation will influence deposit growth, especially with respect to low cost savings and current account deposits. Our ability to grow our low cost deposit base may be impacted by increasing competition for such deposits from existing banks and new entrants. The slowdown in fresh corporate investments and new infrastructure projects has impacted our related fee income revenue streams. Given these developments, we have adopted a balanced approach to growth, risk management and profitability. We have continued our focus on driving momentum in the retail segment while adopting a selective approach to corporate lending. We have also focused on sustaining the improvements in our deposit profile and cost ratios and managing the quality of our portfolio. As we grow our businesses, meeting customer expectations on service quality has been a critical element of our strategy.

Due to the increased level of risks in the business environment, the Indian banking system in general has experienced an increase in the level of additions to non-performing loans including slippages from restructured loans. During the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including for us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, non-performing loans and provisions increased significantly in the Indian banking system, including us, during the second half of fiscal 2016. Further, there are uncertainties in respect of certain sectors like power, mining, iron & steel, cement and rigs due to the weak global economic environment, sharp downturn in the commodity cycle, gradual nature of the domestic economic recovery and high leverage by borrowers. In view of the uncertainties relating to these sectors and the time that it may take to resolve our exposure to these sectors, we have made a collective contingency and related reserve at March 31, 2016 of Rs. 36.0 billion towards the Bank’s exposure to these sectors and to certain promoter entities where the underlying is partly linked to these sectors. This reserve is over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines but, as a prudent matter, is permitted under RBI guidelines and Indian GAAP. A discussion of our financial performance in fiscal 2016 is given below:

Operating profit before provisions increased by 16.3% from Rs. 228.7 billion in fiscal 2015 to Rs. 266.1 billion in fiscal 2016 primarily due to an increase in net interest income and non-interest income, offset, in part, by an increase in non-interest expenses.

Net interest income increased by 11.7% from Rs. 226.5 billion in fiscal 2015 to Rs. 253.0 billion in fiscal 2016 reflecting an increase of 12.4% in the average volume of interest-earning assets.

Non-interest income increased by 19.4% from Rs. 352.5 billion in fiscal 2015 to Rs. 421.0 billion in fiscal 2016 primarily due to an increase in income from treasury-related activities and premium and other operating income of our insurance subsidiaries. Income from treasury-related activities for fiscal 2016 included gains from sale of shares of ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited amounting to Rs. 28.7 billion. Premium and other operating income of our insurance subsidiaries increased by 19.5% from Rs. 220.8 billion in fiscal 2015 to Rs. 263.8 billion in fiscal 2016 primarily reflecting an increase in business volume.

Non-interest expenses increased by 16.5% from Rs. 350.2 billion in fiscal 2015 to Rs. 407.9 billion in fiscal 2016, primarily due to an increase in expenses pertaining to insurance business and other operating expenses.

Provisions and contingencies (excluding provision for tax) increased from Rs. 45.4 billion in fiscal 2015 to Rs. 123.1 billion in fiscal 2016. This increase was primarily due to an increase in provisions for non-performing assets and collective contingency and related reserve. The net non-performing assets ratio increased from 1.5% at year-end fiscal 2015 to 2.7% at year-end fiscal 2016. Provisions for non-performing assets are likely to remain elevated in the near term due to high corporate sector leverage, slow improvement in corporate cash flows, the time required for resolution of stressed assets and the evolving regulatory approach.

There are uncertainties in respect of certain sectors due to the weak global economic environment, sharp downturn in the commodity cycle, gradual nature of the domestic economic recovery and high leverage by borrowers. The key sectors that have been impacted include power, mining, iron & steel, cement and rigs. In view of the uncertainties relating to these sectors and the time that it may take to resolve the Bank’s exposure to these sectors, we have made a collective contingency and related reserve at March 31, 2016 of Rs. 36.0 billion towards the Bank’s exposure to these sectors and certain promoter entities where the underlying is partly linked to these sectors. This reserve is over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines but, as a prudent matter, is permitted under RBI guidelines and Indian GAAP.

The income tax expense (including wealth tax) decreased by 37.4% from Rs. 54.0 billion in fiscal 2015 to Rs. 33.8 billion in fiscal 2016 primarily due to lower tax applicable on sale of equity investments and set-off of capital losses carried forward from earlier periods.

As a result of the above, the profit after tax decreased by 16.9% from Rs. 122.5 billion in fiscal 2015 to Rs. 101.8 billion in fiscal 2016.

Net-worth (equity share capital and reserves and surplus) increased from Rs. 847.0 billion at year-end fiscal 2015 to Rs. 941.1 billion at year-end fiscal 2016 primarily due to accretion to reserves from profit for the year and creation of revaluation reserves on fixed assets. Total assets increased by 11.2% from Rs. 8,260.8 billion at year-end fiscal 2015 to Rs. 9,187.6 billion at year-end fiscal 2016. Total deposits increased by 16.9% from Rs. 3,859.6 billion at year-end fiscal 2015 to Rs. 4,510.8 billion at year-end fiscal 2016. Savings account deposits increased by 18.3% from Rs. 1,221.1 billion at year-end fiscal 2015 to Rs. 1,444.6 billion at year-end fiscal 2016. Current account deposits increased by 19.6% from Rs. 504.6 billion at year-end fiscal 2015 to Rs. 603.4 billion at year-end fiscal 2016. Term deposits increased by 15.4% from Rs. 2,133.9 billion at year-end fiscal 2015 to Rs. 2,462.8 billion at year-end fiscal 2016. The current and savings account ratio (ratio of current and saving deposit to total deposit) increased from 44.7% at year-end fiscal 2015 to 45.4% at year-end fiscal 2016. Total advances increased by 12.6% from Rs. 4,384.9 billion at year-end fiscal 2015 to Rs. 4,937.3 billion at year-end fiscal 2016. Our retail advances increased by 21.9% from Rs. 1,956.9 billion at year-end fiscal 2015 to Rs. 2,385.7 billion at year-end fiscal 2016.

ICICI Bank’s branch network in India increased from 4,050 branches at year-end fiscal 2015 to 4,450 branches at year-end fiscal 2016. The ATM network of the Bank increased from 12,451 ATMs at year-end fiscal 2015 to 13,766 ATMs at year-end fiscal 2016.

The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2016 were: common equity Tier 1 risk-based capital ratio of 13.0%; Tier 1 risk-based capital ratio of 13.1%; and total risk-based capital ratio of 16.6%. Our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2016 were: common equity Tier 1 risk-based capital ratio of 12.9%; Tier 1 risk-based capital ratio of 13.1%; and total risk-based capital ratio of 16.6%.

Business outlook

Growth in India’s gross domestic product has recovered from 5.6% in fiscal 2013 and 6.6% in fiscal 2014 to 7.2% in fiscal 2015 and 7.6% in fiscal 2016. The gradual improvement in growth was supported by a moderation in inflation, strengthened external sector position and a relatively stable exchange rate. The corporate and small and medium enterprise segments, however, continue to experience challenges reflected in low profitability and subdued investment activity. During fiscal 2016, credit and deposit growth in the Indian banking system continued to remain muted. This was accompanied by an increase in the level of non-performing loans. See also “Risk Factors—Risks Relating to India and other Economic and Market Risks—A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer”.

The operating environment for the Indian corporate sector continues to remain challenging, in view of the gradual nature of the economic recovery, continued weak corporate investment activity, delays and shortfalls in cash flow generation from investments and high leverage. The decline in commodity prices has had an impact on borrowers in commodity-linked sectors, such as iron & steel, coal and petroleum oil related activities. Subdued capital investment in the economy have impacted corporations in investment-linked sectors like construction. Due to the increased level of risks in the business environment, the Indian banking system in general has experienced an increase in the level of additions to non-performing loans including slippages from restructured loans. During the three months ended December 31, 2015, against the backdrop of continuing challenges in corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, non-performing loans and provisions of a number of Indian banks, including us, increased significantly during the second half of fiscal 2016. The Reserve Bank of India has indicated that it will continue to monitor the portfolio of banks to identify stress and address all issues by March 31, 2017. Our non-performing loans and provisions are expected to remain elevated in the near term. Over the longer-term, we see favorable prospects for the Indian economy. The Government has announced several policy initiatives in the areas of foreign investments, promoting manufacturing, efficiency of government services, fiscal consolidation and long-term projects for improving infrastructure. India’s strong domestic consumption and investment drivers will continue to support healthy rates of growth. Increasing household incomes and consumption is expected to lead to opportunities in retail savings, investment and loan products, significant industrial and infrastructure investment potential to lead to opportunities in project and corporate finance, and increasing global linkages to lead to opportunities in international banking for Indian corporations and non-resident Indians.

In the life insurance sector, the new business retail weighted premium for the industry increased by 8.1% during fiscal 2016 compared to a decline of 10.3% during the year ended fiscal 2015. The private sector life insurance companies saw a growth of 13.6% in fiscal 2016 compared to a growth of 15.9% in fiscal 2015 on new business retail weighted premium basis. In the general insurance sector gross premium (excluding specialized insurance institutions) grew by 13.6% in fiscal 2016. See also “Business—Overview of Our Products and Services—Insurance”.

Considering the challenges in the operating environment, we have over the years re-balanced our deposit profile, improved cost efficiency, scaled up retail loan growth, calibrated corporate loan growth and maintained high capital adequacy ratios. Our objective going forward will be to sustain our robust funding profile and improvements in our operating performance while continuing to closely monitor credit quality. We will focus on reducing concentration risks in our portfolio and seek resolution and recovery of exposures impacted by the economic environment. Meeting customer expectations on service quality through digital initiatives and a strong customer franchise will be a critical element of our strategy. We will also continue to focus on unlocking value in our subsidiaries and further improve capital efficiency.

The success of our strategy depends on several factors, including our ability to grow our low cost deposit base, grow our loan book profitably, contain non-performing and restructured loans, maintain regulatory compliance in an evolving regulatory environment, address regulators’ assessments of and observations on our operations, and compete effectively in the Indian corporate and retail financial services market. Regulations governing the financial sector in India, including banking, insurance and asset management, continue to evolve, with a potential impact on the growth and profitability of financial services groups such as us. Our overseas branches are primarily funded from wholesale sources and global financial market conditions may impact our ability to raise funds and grow the business of our overseas branches. See also “Risk Factors—Risks Relating to

Our Business—We experienced rapid international growth in earlier years which has increased the complexity of the risks that we face”. The success of our strategy is also subject to the overall regulatory and policy environment in which we operate including the direction of monetary policy. Our ability to execute our strategy will also depend on the liquidity and interest rate environment. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”. With regard to our overseas banking subsidiaries, recent global developments, including decline in crude oil prices and the election by a majority of voters in the United Kingdom to withdraw from the European Union in a national referendum, are expected to slow down economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries.

For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

Average Balance Sheet

The average balances are the sum of daily average balances outstanding, except for the average balances of our overseas branches which are calculated on fortnightly basis for period till September 2014. From October 2014, average balances of the foreign branches are also averages of daily balances. The yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. We have re-calculated tax-exempt income on a tax-equivalent basis. Tax exempt income primarily consists of dividend income and interest income on tax free bonds. For fiscal 2016, we have applied an effective marginal tax rate of 26% for the purpose of this recomputation. Other interest income has been bifurcated into rupee and foreign currency amounts in order to facilitate the explanation of movements of rupee and foreign currency spreads and margins. The rupee portion of other interest income primarily includes interest on income tax refunds and income from interest rate swaps. The foreign currency portion of other interest income primarily includes income from interest rate swaps in foreign currencies. These swaps are not part of our portfolio and are undertaken by us to manage the market risk arising from our assets and liabilities. Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which contribute to the major components of interest income, interest expense and net interest income.

	Year ended March 31,
	2014					2015					2016
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	2,306,443	Rs.	281,158	12.19%	Rs.	2,655,787	Rs.	321,025	12.09%	Rs.	3,117,572	Rs.	353,636	11.34%
Foreign currency		1,282,850		56,051	4.37		1,393,493		59,572	4.28		1,555,024		61,873	3.98
Total advances		3,589,293		337,209	9.39		4,049,280		380,597	9.40		4,672,596		415,509	8.89
Investments:
Rupee[1]		1,633,321		131,254	8.04		1,746,884		139,343	7.98		1,863,861		143,498	7.70
Foreign currency		97,742		2,368	2.42		76,461		1,107	1.45		105,495		1,790	1.70
Total investments		1,731,063		133,622	7.72		1,823,345		140,450	7.70		1,969,356		145,288	7.38
Other interest-earning assets:
Rupee[1]		396,525		14,918	3.76		436,451		16,372	3.75		507,352		19,027	3.75
Foreign currency		113,745		694	0.61		140,116		1,092	0.78		97,331		655	0.67
Total other interest-earning assets		510,270		15,612	3.06%		576,567		17,464	3.03%		604,683		19,682	3.25%
Other interest income:
Rupee				4,115					5,624					6,771
Foreign currency				6,835					8,156					7,730
Total other interest income				10,950					13,780					14,501

Interest-earning assets:
Rupee		4,336,288		431,445	9.95		4,839,122		482,364	9.97		5,488,785		522,932	9.53
Foreign currency		1,494,337		65,947	4.41		1,610,070		69,927	4.34		1,757,850		72,048	4.10
Total interest-earning assets		5,830,625		497,393	8.53		6,449,192		552,291	8.56		7,246,635		594,980	8.21
Fixed assets		54,752					56,101					59,269
Other assets		1,151,625					1,184,109					1,185,038
Total non-earning assets		1,206,377					1,240,210					1,244,307
Total assets	Rs.	7,037,002	Rs.	497,393		Rs.	7,689,402	Rs.	552,291		Rs.	8,490,942	Rs.	594,980

Liabilities:
Savings account deposits:
Rupee	Rs.	865,748	Rs.	34,336	3.97%	Rs.	981,430	Rs.	39,012	3.98%	Rs.	1,121,213	Rs.	44,730	3.99%
Foreign currency		82,051		1,025	1.25		76,724		849	1.11		86,770		957	1.10
Total savings account deposits		947,800		35,361	3.73		1,058,154		39,861	3.77		1,207,983		45,687	3.78
Time deposits:
Rupee		1,541,494		135,375	8.78		1,693,728		148,279	8.75		1,891,635		155,382	8.21
Foreign currency		392,768		13,454	3.43		461,456		19,583	4.24		456,709		18,921	4.14
Total time deposits		1,934,262		148,829	7.69		2,155,184		167,862	7.79		2,348,344		174,303	7.42
Other demand deposits:
Rupee		246,554					277,798					326,919
Foreign currency		47,187					48,364					57,249
Total other demand deposits		293,741					326,162					384,168
Total deposits:
Rupee		2,653,796		169,711	6.40		2,952,956		187,291	6.34		3,339,767		200,112	5.99
Foreign currency		522,006		14,479	2.77		586,544		20,432	3.48		600,728		19,878	3.31
Total deposits		3,175,802		184,190	5.80		3,539,500		207,723	5.87		3,940,495		219,990	5.58
Borrowings:
Rupee		678,217		74,740	11.02		717,975		75,376	10.50		815,910		80,749	9.90
Foreign currency		1,142,414		38,176	3.34		1,188,315		40,083	3.37		1,338,001		39,226	2.93
Total borrowings		1,820,630		112,916	6.20		1,906,290		115,459	6.06		2,153,911		119,975	5.57
Interest-bearing liabilities:
Rupee		3,332,013		244,451	7.34		3,670,931		262,667	7.16		4,155,677		280,861	6.76
Foreign currency		1,664,419		52,655	3.16		1,774,859		60,515	3.41		1,938,729		59,104	3.05
Total interest-bearing liabilities		4,996,433		297,106	5.95		5,445,790		323,182	5.93		6,094,406		339,965	5.58
Preference share capital		3,500					3,500					3,500
Other liabilities		1,285,054					1,411,302					1,473,283
Total liabilities		6,284,987		297,106			6,860,592		323,182			7,571,189		339,965
Stockholders’ equity		752,016					828,810					919,753
Total liabilities and stockholders’ equity	Rs.	7,037,002	Rs.	297,106		Rs.	7,689,402	Rs.	323,182		Rs.	8,490,942	Rs.	339,965

1	In accordance with the Reserve Bank of India circular dated July 16, 2015, investments in the Rural Infrastructure and Development Fund and other related deposits have been re-grouped to other interest earning assets. Accordingly, figures of all the previous periods presented have been re-grouped to conform to the current year presentation.

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

	Fiscal 2015 vs. Fiscal 2014						Fiscal 2016 vs. Fiscal 2015
			Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest income:
Advances:
Rupee	Rs.	39,867	Rs.	42,228	Rs.	(2,361)	Rs.	32,611	Rs.	52,382	Rs.	(19,771)
Foreign currency		3,521		4,730		(1,209)		2,301		6,427		(4,126)
Total advances		43,388		46,958		(3,570)		34,912		58,809		(23,897)
Investments:
Rupee[1]		8,088		9,059		(971)		4,155		9,006		(4,851)
Foreign currency		(1,261)		(308)		(953)		682		492		190
Total investments		6,827		8,751		(1,924)		4,837		9,498		(4,661)
Other interest-earning assets:
Rupee[1]		1,454		1,498		(44)		2,654		2,659		(5)
Foreign currency		398		205		193		(436)		(288)		(148)
Total other interest earning asset		1,852		1,703		149		2,218		2,371		(153)
Other interest income
Rupee		1,509		—		1,509		1,148		—		1,148
Foreign currency		1,321		—		1,321		(426)		—		(426)
Other interest income		2,830		—		2,830		722		—		722
Total interest income:
Rupee		50,919		53,748		(2,829)		40,568		64,047		(23,479)
Foreign currency		3,979		4,627		(648)		2,121		6,631		(4,510)
Total interest income		54,898		58,375		(3,477)		42,689		70,678		(27,989)
Interest expense:
Savings account deposits:
Rupee		4,676		4,598		78		5,717		5,576		141
Foreign currency		(176)		(59)		(117)		107		110		(3)
Total savings account deposits		4,500		4,539		(39)		5,824		5,686		138
Time deposits:
Rupee		12,904		13,327		(423)		7,103		16,256		(9,153)
Foreign currency		6,129		2,915		3,214		(662)		(197)		(465)
Total time deposits		19,033		16,242		2,791		6,441		16,059		(9,618)
Total deposits:
Rupee		17,580		17,925		(345)		12,820		21,832		(9,012)
Foreign currency		5,953		2,856		3,097		(555)		(87)		(468)
Total deposits		23,533		20,781		2,752		12,265		21,745		(9,480)
Borrowings:
Rupee		636		4,174		(3,538)		5,373		9,693		(4,320)
Foreign currency		1,907		1,548		359		(856)		4,388		(5,244)
Total borrowings		2,543		5,722		(3,179)		4,517		14,080		(9,564)
Total interest expense:
Rupee		18,216		22,099		(3,883)		18,193		31,525		(13,332)
Foreign currency		7,860		4,404		3,456		(1,411)		4,301		(5,712)
Total interest expense		26,076		26,503		(427)		16,782		35,825		(19,044)
Net interest income:
Rupee		32,703		31,649		1,054		22,375		32,522		(10,147)
Foreign currency		(3,881)		223		(4,104)		3,532		2,330		1,202
Total net interest income	Rs.	28,822	Rs.	31,872	Rs.	(3,050)	Rs.	25,907	Rs.	34,852	Rs.	(8,945)

1.	In accordance with the Reserve Bank of India circular dated July 16, 2015, interest on the Rural Infrastructure and Development Fund and other related deposits has been re-grouped from line item ‘income on investments’ to ‘income from other interest earning assets’. Figures of the previous periods have been re-grouped to conform to the current year presentation.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2012		2013		2014		2015		2016
	(in millions, except percentages)
Interest income(1)	Rs.	383,277	Rs.	451,516	Rs.	497,393	Rs.	552,291	Rs.	594,980
Average interest-earning assets		4,697,241		5,272,489		5,830,625		6,449,192		7,246,635
Interest expense		250,132		282,854		297,106		323,182		339,965
Average interest-bearing liabilities		4,099,844		4,556,099		4,996,433		5,445,790		6,094,406
Average total assets		5,832,309		6,394,436		7,037,002		7,689,402		8,490,942
Average interest-earning assets as a percentage of average total assets		80.54%		82.45%		82.86%		83.87%		85.35%
Average interest-bearing liabilities as a percentage of average total assets		70.30		71.25		71.00		70.82		71.78
Average interest-earning assets as a percentage of average interest-bearing liabilities		114.57		115.72		116.70		118.43		118.91
Yield		8.16		8.56		8.53		8.56		8.21
Rupee		9.32		9.95		9.95		9.97		9.53
Foreign currency		4.78		4.52		4.41		4.34		4.10
Cost of funds		6.10		6.21		5.95		5.93		5.57
Rupee		7.36		7.57		7.34		7.16		6.76
Foreign currency		3.50		3.32		3.16		3.41		3.05
Spread(2)		2.06		2.35		2.58		2.63		2.64
Rupee		1.96		2.38		2.61		2.81		2.77
Foreign currency		1.28		1.20		1.25		0.93		1.05
Net interest margin(3)		2.83		3.20		3.44		3.55		3.52
Rupee		3.50		3.98		4.31		4.54		4.41
Foreign currency		0.89		0.90		0.89		0.58		0.74

(1)	We have re-calculated tax-exempt income on a tax-equivalent basis. The impact of re-calculation of tax-exempt income on a tax equivalent basis was Rs. 3.3 billion for fiscal 2012, Rs. 2.7 billion for fiscal 2013, Rs. 2.6 billion for fiscal 2014, Rs. 2.7 billion for fiscal 2015 and Rs. 2.0 billion for fiscal 2016.

(2)	Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(3)	Net interest margin is the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Interest income(1)	Rs.	549,640	Rs.	592,937	US$	8,950	7.9%
Interest expense		(323,182)		(339,965)		(5,132)	5.2%
Net interest income	Rs.	226,458	Rs.	252,972	US$	3,818	11.7%

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

Net interest income increased by 11.7% from Rs. 226.5 billion in fiscal 2015 to Rs. 253.0 billion in fiscal 2016, reflecting an increase of 13.2% in the average volume of interest-earning assets.

Net interest margin

Net interest margin decreased by three basis points from 3.55% in fiscal 2015 to 3.52% in fiscal 2016. Net interest margin on the rupee portfolio decreased by 13 basis points from 4.54% in fiscal 2015 to 4.41% in fiscal

2016 and net interest margin on foreign currency portfolio increased by 16 basis points from 0.58% in fiscal 2015 to 0.74% in fiscal 2016.

The yield on the rupee portfolio decreased by 44 basis points from 9.97% in fiscal 2015 to 9.53% in fiscal 2016 primarily due to the following:

•	The yield on rupee advances decreased by 75 basis points from 12.09% in fiscal 2015 to 11.34% in fiscal 2016. The yield on rupee investments decreased by 28 basis points from 7.98% in fiscal 2015 to 7.70% in fiscal 2016. The yield on other interest-earning assets remained at the same level of 3.75% in both fiscal 2015 and fiscal 2016. The overall yield on the average rupee portfolio decreased by 44 basis points from 9.97% in fiscal 2015 to 9.53% in fiscal 2016 reflecting the positive impact of an increase in the proportion of average advances in total interest-earning assets.

•	The yield on rupee advances decreased by 75 basis points from 12.09% in fiscal 2015 to 11.34% in fiscal 2016 primarily due to reduction in the base rate by 65 basis points, lower yield on incremental disbursements and an increase in non-performing assets in fiscal 2016, as interest income is not accrued on non-performing assets. In response to the reduction in repo rate by 125 basis points from 8.00% to 6.75% in four phases, in calendar year 2015, by the Reserve Bank of India, the Bank reduced its base rate by 65 basis points from 10.00% to 9.35% in three phases - 25 basis points with effect from April 10, 2015, 5 basis points with effect from June 26, 2015 and 35 basis points with effect from October 5, 2015. See also “Business—Loan portfolio—Loan pricing”.

•	The yield on interest-earning rupee investments decreased by 28 basis points from 7.98% in fiscal 2015 to 7.70% in fiscal 2016, primarily due to a decrease in the yield on investments reflecting softening of interest rates. The yield on statutory liquidity ratio investments decreased primarily due to softening of yield on Government securities. The yield on other than statutory liquidity ratio investments decreased primarily due to a decrease in yield on bonds and debentures, certificate of deposits, pass through certificates and commercial paper. In accordance with the Reserve Bank of India circular dated July 16, 2015, deposits in the Rural Infrastructure Development Fund and other related deposits have been re-grouped from investments to other assets. Figures for previous periods have also been re-grouped accordingly.

•	The yield on other interest-earning rupee assets remained at the same level of 3.75% in both fiscal 2015 and fiscal 2016. In fiscal 2016, there was an increase in the yield on Rural Infrastructure Development Fund and other related deposits which was, offset, in part, by a decrease in yield on short-term money market lending.

•	Interest on income tax refunds increased from Rs. 2.8 billion in fiscal 2015 to Rs. 3.3 billion in fiscal 2016. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds for the rupee portfolio decreased by 40 basis points from 7.16% in fiscal 2015 to 6.76% in fiscal 2016 primarily due to the following factors:

•	The cost of rupee deposits decreased from 6.34% in fiscal 2015 to 5.99% in fiscal 2016 primarily due to an increase in proportion of average current and savings account deposits and a decrease in the cost of rupee term deposits. The average rupee current and savings account deposits as a percentage of total rupee deposits increased from 42.6% in fiscal 2015 to 43.4% in fiscal 2016. The cost of rupee term deposits decreased from 8.75% in fiscal 2015 to 8.21% in fiscal 2016 reflecting softening of interest rates. In fiscal 2016, the Bank reduced the term deposit rates for select maturities, effective April 10, 2015, June 27, 2015, July 13, 2015, August 22, 2015, September 23, 2015 and March 29, 2016.

•	The cost of rupee borrowings decreased from 10.50% in fiscal 2015 to 9.90% in fiscal 2016. The cost of borrowings decreased primarily due to a decrease in the cost of refinance borrowings and cost of borrowing under the liquidity adjustment facility of the Reserve Bank of India.

The yield on our foreign currency portfolio decreased by 24 basis points from 4.34% in fiscal 2015 to 4.10% in fiscal 2016 primarily due to the following:

•	The yield on average interest earning assets of overseas branches of ICICI Bank decreased primarily due to a decrease in the yield on average advances and average investments, offset, in part, by a decrease in the average volume of short term money lent, which generally have lower yields. The yield on average advances of overseas branches decreased primarily due to an increase in non-performing assets in fiscal 2016, as interest income is not accrued on non-performing assets.

•	The yield on average interest earning assets of ICICI Bank Canada decreased primarily due to a decrease in yield on average advances. Yield on average advances decreased primarily due to an increase in the proportion of the lower yielding securitized insured mortgages portfolio.

This was, offset, in part, by an increase in yield on assets of ICICI Bank UK, which increased primarily due to an increase in higher yielding advances and a decrease in lower yielding call and term money lent.

The cost of funds for the foreign currency portfolio decreased by 36 basis points from 3.41% in fiscal 2015 to 3.05% in fiscal 2016, due to the following factors:

•	The cost of funds for ICICI Bank’s foreign currency funding decreased primarily due to a decrease in cost of borrowings. The cost of borrowings decreased primarily due to an increase in foreign currency term borrowings which are lower cost and re-pricing/repayment of high-cost borrowings. The decrease in cost of borrowings was partly offset by a decrease in term deposits which are lower cost.

•	The cost of funds of ICICI Bank UK decreased primarily due to decrease in cost of borrowings and cost of deposits. The cost of borrowings decreased primarily due to repayment of high cost borrowings and overnight and term borrowings raised at lower cost. The cost of deposits decreased primarily due to maturities of high cost retail term deposits, offset, in part, by a decrease in lower cost institutional term deposits and retail term deposits.

•	The cost of funds of ICICI Bank Canada decreased primarily due to a decrease in cost of deposits and cost of borrowings. The cost of deposits decreased on account of maturities of high cost term deposits and the cost of borrowings decreased on account of a higher proportion of lower cost insured mortgages securitization borrowings in the total borrowings.

The increase in non-performing loans in fiscal 2016 and any further increase in non-performing loans in the future would have an adverse impact on our interest income, yield on advances, net interest income and net interest margin. Further, our focus on increasing the proportion of retail loans and higher rated corporate loans, which are lower-yielding, in our portfolio would also result in lower incremental yields on advances. Accordingly, we expect that ICICI Bank’s net interest margins for fiscal 2017 to be lower than the level of 3.37% reported during the three months ended March 31, 2016.

Interest-earning assets

The average volume of interest-earning assets increased by 12.4% from Rs. 6,449.2 billion in fiscal 2015 to Rs. 7,246.6 billion in fiscal 2016. The increase in interest-earning assets was primarily due to an increase in average advances by Rs. 623.3 billion and an increase in average interest-earning investments by Rs. 146.0 billion.

Average advances increased by 15.4% from Rs. 4,049.3 billion in fiscal 2015 to Rs. 4,672.6 billion in fiscal 2016. Average rupee advances increased from Rs. 2,655.8 billion in fiscal 2015 to Rs. 3,117.6 billion in fiscal 2016 primarily due to an increase in retail advances. Average foreign currency advances increased from Rs. 1,393.5 billion in fiscal 2015 to Rs. 1,555.0 billion in fiscal 2016, primarily due to the impact of the depreciation of the rupee against the U.S. dollar, an increase in the insured mortgage portfolio of ICICI Bank Canada and an increase in corporate advances of ICICI Bank UK.

Average interest-earning investments increased by 8.0% from Rs. 1,823.4 billion in fiscal 2015 to Rs. 1,969.4 billion in fiscal 2016. Average rupee investments increased from Rs. 1,746.9 billion in fiscal 2015 to Rs. 1,863.9 billion in fiscal 2016 primarily due to an increase in investments in Indian government securities by 9.0% from Rs. 1,238.1 billion in fiscal 2015 to Rs. 1,349.5 billion in fiscal 2016. Average other rupee investments increased from Rs. 508.8 billion in fiscal 2015 to Rs. 514.4 billion in fiscal 2016. Interest-earning rupee investments, other than Indian government securities include investments in corporate bonds and debentures, certificates of deposits, commercial paper, pass through certificates and liquid mutual funds. Average foreign currency investments increased from Rs. 76.5 billion in fiscal 2015 to Rs. 105.5 billion in fiscal

2016 primarily due to an increase in average investments of ICICI Bank UK on account of an increase in investment in corporate bonds and rupee depreciation.

Average other interest-earning assets increased by 4.9% from Rs. 576.6 billion in fiscal 2015 to Rs. 604.7 billion in fiscal 2016 primarily due to an increase in Rural Infrastructure Development Fund and other related deposits and balances with the Reserve Bank of India, offset, in part, by a decrease in foreign currency term money lent.

Interest-bearing liabilities

Average interest-bearing liabilities increased by 11.9% from Rs. 5,445.8 billion in fiscal 2015 to Rs. 6,094.4 billion in fiscal 2016 on account of an increase in average deposits by Rs. 401.0 billion and an increase in average borrowings by Rs. 247.6 billion.

Average interest-bearing rupee liabilities increased from Rs. 3,670.9 billion in fiscal 2015 to Rs. 4,155.7 billion in fiscal 2016. Average rupee time deposits increased from Rs. 1,693.7 billion in fiscal 2015 to Rs. 1,891.6 billion in fiscal 2016. Average rupee current and savings account deposits increased from Rs. 1,259.2 billion in fiscal 2015 to Rs. 1,448.1 billion in fiscal 2016. Average rupee borrowings increased from Rs. 718.0 billion in fiscal 2015 to Rs. 815.9 billion in fiscal 2016 primarily due to an increase in refinance borrowings, offset, in part, by a decrease in borrowings under the liquidity adjustment facility of the Reserve Bank of India.

Average interest-bearing foreign currency liabilities increased from Rs. 1,774.9 billion in fiscal 2015 to Rs. 1,938.7 billion in fiscal 2016. Average foreign currency deposits increased from Rs. 586.5 billion in fiscal 2015 to Rs. 600.7 billion in fiscal 2016. Average deposits of ICICI Bank Canada increased primarily due to an increase in average term deposits. Average deposits of ICICI Bank UK increased primarily due to the impact of the depreciation of the rupee against the U.S. dollar.

Average foreign currency borrowings increased from Rs. 1,188.3 billion in fiscal 2015 to Rs. 1,338.0 billion in fiscal 2016. The foreign currency borrowings of ICICI Bank in rupee terms increased primarily due to the impact of depreciation of the rupee against the U.S. dollar. Average borrowings of ICICI Bank Canada increased primarily on account of an increase in borrowings through securitization of mortgages. Average borrowings of ICICI Bank UK increased primarily due to an increase in inter-bank borrowings, bond borrowings, syndicated borrowings and repo borrowings. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	83,939	Rs.	87,697	US$	1,324	4.5%
Profit/(loss) on treasury-related activities (net)(1)		46,694		66,222		1,000	41.8
Profit/(loss) on sale of land, buildings and other assets (net)		34		264		4	-
Premium and other operating income from insurance business		220,771		263,840		3,982	19.5
Miscellaneous income		1,085		2,998		45	-
Total non-interest income	Rs.	352,523	Rs.	421,021	US$	6,355	19.4%

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

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

Non-interest income increased by 19.4% from Rs. 352.5 billion in fiscal 2015 to Rs. 421.0 billion in fiscal 2016 primarily due to an increase in premium and other operating income relating to insurance business and income from treasury-related activities.

Commission, exchange and brokerage

Commission, exchange and brokerage income primarily includes fees from our banking business as well as fee and brokerage income of our securities broking, asset management and venture capital fund management subsidiaries. The fee income of our banking business primarily includes fees from corporate clients such as loan processing fees, commercial banking fees and structuring fees and fee income from retail customers includes loan processing fees, credit card fees and service charges on retail deposit accounts.

Commission, exchange and brokerage income increased by 4.5% from Rs. 83.9 billion in fiscal 2015 to Rs. 87.7 billion in fiscal 2016. Commission, exchange and brokerage income of ICICI Bank increased from Rs. 69.8 billion in fiscal 2015 to Rs. 74.6 billion in fiscal 2016. Management fees of our asset management subsidiary increased and brokerage income of our securities broking subsidiary decreased in fiscal 2016 as compared to fiscal 2015.

The commission, exchange and brokerage income of ICICI Bank increased primarily due to an increase in fee income from retail customers such as lending linked fees, credit card fees and fees from retail deposit customers. Lending related fee income from corporate clients remained muted during fiscal 2016, although there was an increase in commercial banking fees.

Management fees of our asset management subsidiary increased in fiscal 2016 primarily due to an increase in average assets under management and change in mix in favor of equity mutual funds which earns higher fees. Brokerage income of our securities broking subsidiary decreased in fiscal 2016 as compared to fiscal 2015 primarily due to lower trading volumes in Indian equity markets in fiscal 2016.

Income from treasury-related activities (net)

Income from treasury-related activities includes income from the sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in the fixed income, equity and preference share portfolio, units of venture capital and private equity funds, units of mutual funds and security receipts issued by asset reconstruction companies. Further, it also includes income from foreign exchange transactions, consisting of various foreign exchange and derivatives transactions with clients, including options and swaps. Income from treasury-related activities increased by 41.8% from Rs. 46.7 billion in fiscal 2015 to Rs. 66.2 billion in fiscal 2016 primarily due to gains on sale of 6% share in ICICI Prudential Life Insurance Company Limited and 9% shareholding in ICICI Lombard General Insurance Company Limited, offset, in part, by lower gains on government securities and other fixed income positions.

Our profit on the equity portfolio increased from Rs. 3.3 billion in fiscal 2015 to Rs. 28.7 billion in fiscal 2016 primarily due to gains on sale of shares of ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited.

Our profit on the government securities portfolio and other fixed income positions decreased from Rs. 16.1 billion in fiscal 2015 to Rs. 14.9 billion in fiscal 2016. In fiscal 2015, the yield on 10-year government securities declined by 107 basis points resulting in higher trading opportunities compared to a decrease of 28 basis points in fiscal 2016. Our income from foreign exchange transactions including transactions with clients and margins on derivatives transactions with clients increased from Rs. 18.5 billion in fiscal 2015 to Rs. 22.9 billion in fiscal 2016. This includes net exchange gain relating to overseas operations, which increased from Rs. 6.4 billion in fiscal 2015 to Rs. 9.4 billion in fiscal 2016. The exchange gain arose from repatriation of retained earnings from overseas branches.

Income relating to our insurance business

Income from our insurance business increased by 19.5% from Rs. 220.8 billion in fiscal 2015 to Rs. 263.8 billion in fiscal 2016 due to an increase in income from both our life insurance and general insurance business. Income from our life insurance business increased from Rs. 172.8 billion in fiscal 2015 to Rs. 210.0 billion in fiscal 2016. Income from our general insurance business increased from Rs. 48.0 billion in fiscal 2015 to Rs. 53.8 billion in fiscal 2016. Income from our insurance business includes net premium income, fee and commission income, surrender charges and income on foreclosure of policies.

Net premium income of our life insurance subsidiary increased from Rs. 151.5 billion in fiscal 2015 to Rs. 189.8 billion in fiscal 2016. The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company increased by 25.2% from Rs. 153.1 billion in fiscal 2015 to Rs. 191.6 billion in fiscal 2016 primarily due to an increase in retail renewal premium. Retail renewal premium increased by 25.3% from Rs. 95.7 billion in fiscal 2015 to Rs. 120.0 billion in fiscal 2016. Retail new business premium increased by 10.7% from Rs. 49.3 billion in fiscal 2015 to Rs. 54.5 billion in fiscal 2016. Group premium increased from Rs. 8.0 billion in fiscal 2015 to Rs. 17.1 billion in fiscal 2016.

Fee and other life insurance related income of our life insurance subsidiary decreased from Rs. 21.3 billion in fiscal 2015 to Rs. 20.3 billion in fiscal 2016 primarily due to a decrease in surrender charges, foreclosure income and policy fees, offset, in part, by an increase in fund management charges and mortality charges.

The net premium income of our general insurance subsidiary increased from Rs. 41.0 billion in fiscal 2015 to Rs. 46.7 billion in fiscal 2016 primarily due to an increase in weather and motor insurance business.

Commission income of our general insurance subsidiary increased marginally from Rs. 7.0 billion in fiscal 2015 to Rs. 7.1 billion in fiscal 2016.

Miscellaneous income

Miscellaneous income increased from Rs. 1.1 billion in fiscal 2015 to Rs. 3.0 billion in fiscal 2016.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	65,683	Rs.	69,123	US$	1,043	5.2%
Depreciation on own property		7,632		8,239		124	8.0
Auditor’s fees and expenses		222		230		3	3.6
Depreciation on leased assets		351		192		3	(45.3)
Expenses pertaining to insurance business		191,640		232,710		3,513	21.4
Other administrative expenses		84,700		97,402		1,471	15.0
Total non-interest expenses	Rs.	350,228	Rs.	407,896	US$	6,157	16.5%

Non-interest expense primarily includes expenses relating to our insurance business, payment to and provision for employees and other administrative expenses. Operating expenses increased by 16.5% from Rs. 350.2 billion in fiscal 2015 to Rs. 407.9 billion in fiscal 2016 primarily due to an increase in expenses related to insurance business, other administrative expenses and payments to and provisions for employees.

Payments to and provisions for employees

Employee expenses increased by 5.2% from Rs. 65.7 billion in fiscal 2015 to Rs. 69.1 billion in fiscal 2016. Our employee base, including sales executives, employees on fixed term contracts and interns, increased from 90,486 at year-end fiscal 2015 to 97,132 at year-end fiscal 2016.

The employee expenses of ICICI Bank increased by 5.3% from Rs. 47.5 billion in fiscal 2015 to Rs. 50.0 billion in fiscal 2016. Employee expenses increased primarily on account of higher salary due to annual increments and promotions and an increase in average staff strength, offset, in part, by lower provision for retirement benefit obligations due to movement in the discount rate linked to the yield on government securities. The employee base of ICICI Bank, including sales executives, employees on fixed term contracts and interns, increased from 67,857 employees at year-end fiscal 2015 to 74,096 employees at year-end fiscal 2016.

Employee expenses of ICICI Prudential Life Insurance Company increased by 8.7% from Rs. 6.9 billion in fiscal 2015 to Rs. 7.5 billion in fiscal 2016. Employee expenses of ICICI Lombard General Insurance Company increased by 8.8% from Rs. 3.4 billion in fiscal 2015 to Rs. 3.7 billion in fiscal 2016. The employee expenses of ICICI Securities Limited remained at the same level at Rs. 4.0 billion in both fiscal 2015 and in fiscal 2016.

Depreciation

Depreciation on owned property increased by 8.0% from Rs. 7.6 billion in fiscal 2015 to Rs. 8.2 billion in fiscal 2016 due to an increase in fixed assets with higher depreciation rates. Depreciation on leased assets decreased from Rs. 0.4 billion in fiscal 2015 to Rs. 0.2 billion in fiscal 2016.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance, direct marketing agency expenses and other expenditures. Other administrative expenses increased by 15.0% from Rs. 84.7 billion in fiscal 2015 to Rs. 97.4 billion in fiscal 2016, primarily due to an increase in expenses of ICICI Bank and our insurance subsidiaries. Other administrative expenses of ICICI Bank increased from Rs. 60.8 billion in fiscal 2015 to Rs. 69.8 billion in fiscal 2016 primarily due to an increase in the branch and ATM network and retail business volumes. The number of branches and extension counters (excluding foreign branches and offshore banking units) of ICICI Bank in India increased from 4,050 at year-end fiscal 2015 to 4,450 at year-end fiscal 2016. ICICI Bank also increased its ATM network from 12,451 ATMs at year-end fiscal 2015 to 13,766 ATMs at year-end fiscal 2016. Other administrative expenses of our insurance subsidiaries increased primarily due to an increase in advertisement expenses and other business support expenses.

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). Expenses relating to our insurance business increased by 21.4% from Rs. 191.6 billion in fiscal 2015 to Rs. 232.7 billion in fiscal 2016.

The expenses related to our life insurance subsidiary increased from Rs. 154.6 billion in fiscal 2015 to Rs. 190.4 billion in fiscal 2016 primarily due to an increase in expenses related to reserves for actuarial liability (including the investible portion of the premium on unit-linked policies), claims and benefit payouts and commission expenses.

In fiscal 2016, the reserves for the actuarial liability of the life insurance business (including the investible portion of the premium on unit-linked policies) increased from Rs. 143.3 billion in fiscal 2015 to Rs. 170.8 billion in fiscal 2016, primarily due to an increase in the volume of our unit-linked insurance business. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying fund. The claims and benefit payouts and commission expenses increased from Rs. 11.3 billion in fiscal 2015 to Rs. 19.6 billion in fiscal 2016, primarily due to an increase in surrender claims pertaining to group business and higher commission expenses which is in line with the increase in total premium. In line with Indian accounting norms for insurance companies, we do not amortize the customer acquisition cost, but account for the expenses as incurred.

The expenses related to our general insurance subsidiary increased from Rs. 37.0 billion in fiscal 2015 to Rs. 42.3 billion in fiscal 2016 primarily due to an increase in claims and benefit payouts. Claims and benefit payouts increased from Rs. 34.4 billion in fiscal 2015 to Rs. 39.3 billion in fiscal 2016, reflecting an increase in business and an increase in loss ratio of weather insurance business. The commission expenses increased from Rs. 2.6 billion in fiscal 2015 to Rs. 3.0 billion in fiscal 2016.

See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and contingencies (excluding tax provisions)

Provisions for Non-performing Assets and Restructured Loans

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines, except in the case of ICICI Home Finance Company and our overseas banking subsidiaries. ICICI Home Finance Company classifies its loans and other credit facilities in accordance with the guidelines of its regulator, the National Housing Bank. Our overseas banking subsidiaries classify a loan as impaired only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and the loss event has an impact on the estimated future cash flows of the loans that can be reliably estimated. Under the Reserve Bank of India guidelines non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery but which are standard as per the extant Reserve Bank of India guidelines are identified as non-performing assets to the extent the loan amount is outstanding in the host country. Our non-performing assets include loans and advances as well as credit substitutes, which are funded credit exposures. In compliance with regulations governing the presentation of financial information by banks, we report only non-performing loans and advances in our financial statements. The Reserve Bank of India has separate guidelines for restructured loans. From April 1, 2015 onwards, loans that are restructured (other than due to delay up to a specified period in the infrastructure sector and non-infrastructure sector) are classified as non-performing, other than loans already restructured prior to March 31, 2015 or where the restructuring was proposed prior to April 1, 2015 and was effected subsequently within prescribed timelines. However, loans granted for implementation of projects in the infrastructure sector and the non-infrastructure sector that are restructured due to a delay in implementation of the project (up to a specified period) enjoy forbearance in asset classification subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India. See also “Business—Classification of Loans”.

We make provisions on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided for/written off as required by the Reserve Bank of India guidelines. For loans and advances of overseas branches, we make provisions as per the Reserve Bank of India regulations or host country regulations, whichever is higher. We make provisions on retail non-performing loans at the borrower level in accordance with our retail assets provisioning policy, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. We hold higher specific provisions on retail loans and advances than the minimum regulatory requirement. We make provisions on restructured/rescheduled loans and advances in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks. In addition to the specific provision on non-performing assets, we maintain a general provision on standard loans and advances and restructured/rescheduled loans and advances at rates prescribed by the Reserve Bank of India. For standard loans and advances in overseas branches, we hold a general provision at the higher of host country regulatory requirements and the Reserve Bank of India requirements. See also “Business—Loan portfolio—Classification of Loans”.

Non-performing Assets

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Opening balance (gross non-performing assets)	Rs.	122,994	Rs.	173,870	US$	2,624	41.4%
Add: New non-performing assets during the year		90,945		178,402		2,693	96.2
Less: Loans upgraded to performing during the year		(5,925)		(11,504)		(174)	94.2
Less: Recoveries (excluding recoveries made from upgraded accounts)		(14,966)		(15,353)		(231)	2.6
Less: Write-offs		(19,178)		(32,199)		(486)	67.9
Gross non-performing assets(1)	Rs.	173,870	Rs.	293,216	US$	4,426	68.6
Provisions for non-performing assets(1)		(96,655)		(145,431)		(2,195)	50.5
Net non-performing assets(1)	Rs.	77,215	Rs.	147,785	US$	2,231	91.4
Gross customer assets		5,149,278		5,718,339		86,315	11.1
Net customer assets	Rs.	5,026,019	Rs.	5,556,942	US$	83,878	10.6
Gross non-performing assets as a percentage of gross customer assets		3.4%		5.1%
Net non-performing assets as a percentage of net customer assets		1.5%		2.7%

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

In fiscal 2010 and fiscal 2011, the Indian economy experienced high rates of growth. The Indian corporate sector undertook significant investments during this period, including in the infrastructure and commodity sectors. This also led to high loan growth in the banking sector, including for us. Subsequently, the Indian economy began to experience challenges in terms of high inflation and consequently higher interest rates, currency depreciation and a sharp slowdown in economic growth. Thereafter, the corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals and judicial decisions. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic scenario, volatility in global and domestic financial markets and delays in project implementation. Corporate investment activity declined. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector.

Over the past two years, the Indian economy has experienced an improvement in certain macro-economic indicators, with a reduction in inflation and interest rates, stability in the currency and a gradual increase in the rate of economic growth. However, the challenges in project completion continued, receivables remained high and the corporate sector continued to be impacted due to lower than anticipated cash flow generation and high leverage.

Further, during fiscal 2016, the corporate sector experienced additional challenges. The anticipated improvement in the performance of the corporate sector did not materialize due to the gradual domestic recovery, subdued corporate investment and continued global economic challenges. The global economic environment continued to be volatile, with a slowdown in growth globally, including in large emerging markets. The significant decline in global commodity prices, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors such as iron & steel, coal and petroleum oil related activities. Capital investments in the economy remained subdued impacting corporations in investment-linked sectors like construction. In view of the lower than projected cash flows, the progress in reducing leverage in the corporate sector remained slow. While several companies were working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, these efforts were taking time to show results, resulting in an increase in the level of additions to non-performing loans, including slippages from the restructured loan portfolio into non-performing status. In addition, during the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, the Indian banking system, including us, experienced a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status, during fiscal 2016. Our provisioning costs are expected to remain elevated in the near term. See also “Business – Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers”. See also “—Executive Summary—Business environment-Trends in fiscal 2016”.

The gross additions to non-performing assets, including classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms, increased from Rs. 90.9 billion during fiscal 2015 to Rs. 178.4 billion during fiscal 2016. In fiscal 2016, restructured standard loans amounting to Rs. 53.0 billion were classified as non-performing due to failure of the borrowers to perform as per the restructured debt terms as compared to Rs. 45.1 billion in fiscal 2015. Non-performing assets amounting to Rs. 26.9 billion were upgraded/recovered in fiscal 2016 as compared to Rs. 20.9 billion in fiscal 2015. Non-performing assets amounting to Rs. 32.2 billion were written-off in fiscal 2016 as compared to Rs. 19.2 billion in fiscal 2015. Our gross non-performing assets increased by 68.6% from Rs. 173.9 billion at year-end fiscal 2015 to Rs. 293.2 billion at year-end fiscal 2016. Our net non-performing assets increased by 91.4% from Rs. 77.2 billion at year-end fiscal 2015 to Rs. 147.8 billion at year-end fiscal 2016. The net non-performing asset ratio increased from 1.5% at year-end fiscal 2015 to 2.7% at year-end fiscal 2016.

Gross additions to non-performing commercial loans including classification of restructured loans as non-performing due to failure of the borrowers to perform as per restructured debt terms, increased from Rs. 40.8 billion in fiscal 2014 to Rs. 77.9 billion in fiscal 2015 and further to Rs. 161.4 billion in fiscal 2016. In fiscal 2016, restructured standard commercial loans amounting to Rs. 53.0 billion were classified as non-performing due to failure of the borrowers to perform as per the restructured debt terms as compared to Rs. 45.1 billion in fiscal 2015. During fiscal 2016, we upgraded non-performing commercial loans amounting to Rs. 5.2 billion and made recoveries of non-performing commercial loans amounting to Rs. 8.7 billion. During fiscal 2016, based on the borrower-specific evaluation of the possibility of further recovery, commercial loans amounting to Rs. 29.4 billion were written-off. See “Business—Classification of Loans—Provisioning and Write-Offs—Our policy”. Gross non-performing commercial loans increased from Rs. 148.3 billion at year-end fiscal 2015 to Rs. 266.4 billion at year-end fiscal 2016. During fiscal 2016, the corporate sector continued to experience challenges due to lower than anticipated cash flow generation and high leverage. Additionally, during the year, the significant decline in commodity prices adversely impacted commodity-based sectors such as iron & steel. The power sector continued to experience challenges with respect to project completion, capacity utilization and leverage. Further, subdued capital investments in the economy impacted sectors such as construction and iron & steel. During fiscal 2016, there was an increase in gross non-performing assets in the iron & steel and products sector by Rs. 55.3 billion, power sector by Rs. 16.8 billion and construction sector by Rs. 15.0 billion.

Gross additions to non-performing consumer loans were Rs. 17.0 billion in fiscal 2016 as compared to Rs. 13.0 billion in fiscal 2015. During fiscal 2016, we upgraded non-performing consumer loans of Rs. 6.3 billion as compared to Rs. 4.4 billion in fiscal 2015. During fiscal 2016, we made recoveries against non-performing consumer loans of Rs. 6.6 billion and written-off Rs. 2.8 billion. Gross non-performing consumer loans increased from Rs. 25.5 billion at year-end fiscal 2015 to Rs. 26.8 billion at year-end fiscal 2016.

Further, at year-end fiscal 2016, ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as non-performing were Rs. 28.2 billion.

See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets”.

Restructured Loans

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of standard restructured loans.

	At March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)	Rs.	133,448	Rs.	130,787	US$	1,974	(2.0)%
Add: Loans restructured during the year		38,965		23,089		349	(40.7)
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		11,207		9,939		149	(11.3)
Less: Loans upgraded to standard category during the year		(2,149)		(78)		(1)	(96.4)
Less: Loans downgraded to non-performing category during the year		(45,115)		(53,002)		(800)	17.5
Less: Repayments during the year		(5,569)		(12,061)		(182)	116.6
Gross restructured loans	Rs.	130,787	Rs.	98,674	US$	1,489	(24.6)
Provisions for restructured loans		(9,458)		(7,581)		(114)	(19.8)
Net restructured loans	Rs.	121,329	Rs.	91,093	US$	1,375	(24.9)
Average balance of net restructured loans(1)		124,816		118,602		1,903	(5.0)
Gross customer assets		5,149,278		5,718,339		86,315	11.1
Net customer assets	Rs.	5,026,019	Rs.	5,556,942	US$	83,878	10.6
Gross restructured loans as a percentage of gross customer assets		2.5%		1.7%
Net restructured loans as a percentage of net customer assets		2.4%		1.6%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

(2)	Based on the Reserve Bank of India guidelines effective fiscal 2013, restructured loans include all loans to a borrower where any of the loan facilities have been restructured.

During fiscal 2016, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating Rs. 33.0 billion, as compared to Rs. 50.2 billion during fiscal 2015. Further, during fiscal 2016, restructured standard loans amounting to Rs. 53.0 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms, compared to Rs. 45.1 billion during fiscal 2015. Restructured loans amounting to Rs. 12.1 billion were repaid in fiscal 2016 as compared to Rs. 5.6 billion in fiscal 2015. The gross outstanding standard restructured loans decreased by 24.6% from Rs. 130.8 billion at year-end fiscal 2015 to Rs. 98.7 billion at year-end fiscal 2016 and the net outstanding restructured loans decreased by 24.9% from Rs. 121.3 billion at year-end fiscal 2015 to Rs. 91.1 billion at year-end fiscal 2016. Further, at year-end fiscal 2016, the ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as restructured were Rs. 44.0 billion.

Outstanding amount of standard restructured loans in the power sector decreased by Rs. 11.3 billion, services -non finance sector by Rs. 7.8 billion, drugs and pharmaceuticals sector by Rs. 7.7 billion, others sector by Rs. 3.7 billion and services – finance sector by Rs. 2.8 billion. This decrease was primarily due to classification of standard restructured loans as non-performing category due to failure of the borrowers to perform as per restructured debt terms.

In fiscal 2016, we sold seven commercial loans with aggregate book value (net of provision) of Rs. 6.7 billion to an asset reconstruction company. In fiscal 2015, we sold 14 commercial loans with aggregate book value (net of provision) of Rs. 3.3 billion to an asset reconstruction company. See also “—Classification of Loans—Non-Performing Asset Strategy”.

The net standard restructured loans, as a percentage, decreased from 2.4% at year-end fiscal 2015 to 1.6% at year-end fiscal 2016. At year-end fiscal 2016, the outstanding provision for diminution in fair value of restructured loans (including the provision for funded interest) decreased from Rs. 9.5 billion at year-end fiscal 2015 to Rs. 7.6 billion at year-end fiscal 2016. See also “Risk Factors—Risks Relating to Our Business—The level of restructured loans in our portfolio may increase and the failure of our restructured loans to perform as expected could affect our business”. See also “Operating and Financial Review and Prospects—Provisions for Restructured Loans and Non-performing Assets”.

The aggregate gross non-performing assets and gross standard restructured loans increased by Rs. 87.2 billion, or 26.8%, from Rs. 304.7 billion at year-end fiscal 2015 to Rs. 391.9 billion at year-end fiscal 2016. The aggregate net non-performing assets and net restructured loans increased by Rs. 40.4 billion, or 20.4%, from Rs. 198.5 billion at year-end fiscal 2015 to Rs. 238.9 billion at year-end fiscal 2016.

In fiscal 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring, for conversion of debt into equity, which results in majority ownership of the borrower by banks. At year-end fiscal 2016, we had implemented strategic debt restructuring in respect of loans aggregating Rs. 29.33 billion, including loans amounting to Rs. 25.56 billion classified as non-performing or standard restructured. Further, in fiscal 2015, the Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals without such refinancing being considered as restructuring. The outstanding portfolio of loans for which this refinancing scheme had been implemented was Rs. 42.39 billion at year-end fiscal 2016. These are classified as standard loans. See also “Supervision and Regulation—Regulations Relating to Advancing Loans”.

Provisions and contingencies

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	4,129	Rs.	2,985	US$	45	(27.7)%
Provision for non-performing and other assets		36,307		77,189		1,165	-
Collective contingency and related reserve		-		36,000		543	-
Provision for standard assets		3,928		3,176		48	(19.1)
Others		999		3,704		56	-
Total provisions and contingencies (excluding tax)	Rs.	45,363	Rs.	123,054	US$	1,857	-

Provisions and contingencies increased from Rs. 45.4 billion in fiscal 2015 to Rs. 123.1 billion in fiscal 2016. This increase was primarily due to an increase in provisions for non-performing assets and creation of collective contingency and related reserve. Provision for non-performing loans and other assets increased from Rs. 36.3 billion in fiscal 2015 to Rs. 77.2 billion in fiscal 2016 primarily due to an increase in additions to non-performing loans in the corporate and small and medium enterprises loan portfolio, including reclassifications of restructured loans as non-performing loans due to the failure of the borrowers to perform as per the restructured terms.

There are uncertainties in respect of certain sectors due to the weak global economic environment, sharp downturn in the commodity cycle, gradual nature of the domestic economic recovery and high leverage by borrowers. The key sectors that have been impacted include power, mining, iron & steel, cement and rigs. At March 31, 2016, the Bank’s fund based exposure and outstanding non-fund based facilities to companies internally rated below investment grade (excluding borrowers classified as non-performing or restructured) was Rs. 119.6 billion (1.3% of the Bank’s total exposure) to power (excluding central public sector owned undertaking), Rs. 90.1 billion (1.0%) to mining, Rs. 77.8 billion (0.8%) to iron & steel, Rs. 66.4 billion (0.7%) to cement and Rs. 25.1 billion (0.3%) to rigs. Further, ICICI Bank’s fund based exposure and outstanding non-fund based facilities to promoter entities internally rated below investment grade where the underlying is partly linked to these sectors was Rs. 61.6 billion (0.7%). In view of the uncertainties relating to these sectors and the time that it may take to resolve our exposure to these sectors, we have made a collective contingency and related reserve at March 31, 2016 of Rs. 36.0 billion towards the Bank’s exposure to these sectors and certain promoter entities where the underlying is partly linked to these sectors. This reserve is over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines but, as a prudent matter, is permitted under RBI guidelines and Indian GAAP. There can be no assurance that this reserve would be adequate to cover any future provisioning requirements in respect of these exposures or that non-performing loans will not arise from other exposures in these sectors.

Our provisioning coverage ratio (specific provisions as a percentage of non-performing advances) at year-end fiscal 2016, computed in accordance with the Reserve Bank of India guidelines, was 50.6%.

See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets” and “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Restructured Loans”.

Provision on standard assets decreased from Rs. 3.9 billion in fiscal 2015 to Rs. 3.2 billion in fiscal 2016. We held a cumulative general provision (excluding the collective contingency and related reserve) of Rs. 29.2 billion at year-end fiscal 2016 compared to Rs. 25.5 billion at year-end fiscal 2015.

Provision for investments decreased from Rs. 4.1 billion in fiscal 2015 to Rs. 3.0 billion in fiscal 2016.

Tax Expense

Income tax expense decreased by 37.4% from Rs. 54.0 billion in fiscal 2015 to Rs. 33.8 billion in fiscal 2016. The effective tax rate decreased from 29.4% in fiscal 2015 to 23.6% in fiscal 2016 primarily due to a decrease in the effective tax rate of the Bank, offset, in part, by an increase in the effective tax rate of life insurance subsidiary and general insurance subsidiary.

Income tax expense of the Bank decreased by 46.8% from Rs. 46.5 billion in fiscal 2015 to Rs. 24.7 billion in fiscal 2016. The effective tax rate of the Bank decreased from 29.4% in fiscal 2015 to 20.3% in fiscal 2016 primarily due to lower tax applicable on profit on sale of equity investments and set-off of capital losses carried forward from earlier periods, which were adjusted against capital gains in fiscal 2016 for tax purpose.

The life insurance subsidiary had an aggregate tax charge of Rs. 1.9 billion in fiscal 2016 compared to an aggregate tax charge of Rs. 0.01 billion in fiscal 2015. The lower tax expense in fiscal 2015 were primarily due to tax benefit on carried forward business losses of earlier years, which were adjusted fully against the profit for fiscal 2015 for tax purposes. The income tax expense of our general insurance subsidiary increased from Rs. 1.6 billion in fiscal 2015 to Rs. 2.0 billion in fiscal 2016. The lower tax expense in fiscal 2015 were primarily due to tax benefit on carried forward business losses of earlier years, which were fully adjusted against the profit for fiscal 2015 for tax purposes.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	476,372	Rs.	650,359	US$	9,817	36.5%
Investments(1)		2,743,108		2,860,441		43,176	4.3
Advances (net of provisions)		4,384,901		4,937,291		74,525	12.6
Fixed assets		58,712		87,135		1,315	48.4
Other assets(1)		597,699		652,336		9,847	9.1
Total assets	Rs.	8,260,792	Rs.	9,187,562	US$	138,680	11.2%

(1). In accordance with the Reserve Bank of India circular dated July 16, 2015, investments in the Rural Infrastructure and Development Fund and other related deposits of Rs. 280.7 billion (At March 31, 2015: Rs. 284.5 billion) have been re-classified to line item ‘Rural Infrastructure and Development Fund’ under - Other Assets.

Our total assets increased by 11.2% from Rs. 8,260.8 billion at year-end fiscal 2015 to Rs. 9,187.6 billion at year-end fiscal 2016 primarily due to an increase in net advances, cash and cash equivalent and investments. Net advances increased by 12.6% from Rs. 4,384.9 billion at year-end fiscal 2015 to Rs. 4,937.3 billion at year-end fiscal 2016. Investments increased by 4.3% from Rs. 2,743.1 billion at year-end fiscal 2015 to Rs. 2,860.4 billion at year-end fiscal 2016. Cash and cash equivalents increased by 36.5% from Rs. 476.4 billion at year-end fiscal 2015 to Rs. 650.4 billion at year-end fiscal 2016.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents increased from Rs. 476.4 billion at year-end fiscal 2015 to Rs. 650.4 billion at year-end fiscal 2016 primarily due to an increase in money lent at call and short notice, balances with banks outside India and balances with the Reserve Bank of India.

Investments

Total investments increased by 4.3% from Rs. 2,743.1 billion at year-end fiscal 2015 to Rs. 2,860.4 billion at year-end fiscal 2016. Investments of ICICI Bank increased from Rs. 1,581.3 billion at year-end fiscal 2015 to Rs. 1,604.1 billion at year-end fiscal 2016 primarily due to an increase in investments in government securities, commercial paper and pass through certificates, offset, in part, by a decrease in investments in bonds and debentures.

Investments of ICICI Prudential Life Insurance Company increased from Rs. 984.3 billion at year-end fiscal 2015 to Rs. 1,023.3 billion at year-end fiscal 2016. Investments held to cover linked liabilities increased from Rs. 747.8 billion at year-end fiscal 2015 to Rs. 753.0 billion at year-end fiscal 2016. Investments, other than investments held to cover linked liabilities, increased from Rs. 236.5 billion at year-end fiscal 2015 to Rs. 270.3 billion at year-end fiscal 2016, reflecting an increase in business volume primarily due to an increase in investment in government securities, equity shares and certificates of deposit, offset, in part, by a decrease in investment in corporate bonds and debentures.

Investments of ICICI Lombard General Insurance Company increased from Rs. 98.2 billion at year-end fiscal 2015 to Rs. 112.8 billion in fiscal 2016 primarily due to an increase in investment in government securities and equity shares reflecting an increase in business volume.

Investments of ICICI Securities Primary Dealership Limited increased from Rs. 129.0 billion at year-end fiscal 2015 to Rs. 139.0 billion in fiscal 2016 primarily due to an increase in investment in government securities.

Our total investment in Indian government securities was Rs. 1,436.8 billion at year-end fiscal 2016, compared to Rs. 1,334.2 billion at year-end fiscal 2015.

Investments of ICICI Bank UK increased by 58.3% from Rs. 31.1 billion at year-end fiscal 2015 to Rs. 49.3 billion at year-end fiscal 2016 primarily due to an increase in investment in corporate bonds. ICICI Bank Canada’s investment portfolio increased by 5.2% from Rs. 29.2 billion at year-end fiscal 2015 to Rs. 30.7 billion at year-end fiscal 2016.

At year-end fiscal 2016, the Bank had an outstanding net investment of Rs. 7.9 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets, compared to Rs. 8.4 billion at year-end fiscal 2015. See also “Business—Overview of Our Products and Services—Treasury”.

Advances

Net advances increased by 12.6% from Rs. 4,384.9 billion at year-end fiscal 2015 to Rs. 4,937.3 billion at year-end fiscal 2016 primarily due to an increase in retail advances.

Net advances of the Bank increased by 12.3% from Rs. 3,875.2 billion at year-end fiscal 2015 to Rs. 4,352.6 billion at year-end fiscal 2016. Net retail advances of ICICI Bank increased by 23.3% from Rs. 1,664.4 billion at year-end fiscal 2015 to Rs. 2,027.9 billion at year-end fiscal 2016 primarily due to an increase in the home loans and automobile loan portfolios. Net advances of the overseas branches of ICICI Bank in U.S. dollar terms decreased by 6.0% from US$ 15.1 billion at year-end fiscal 2015 to US$ 14.2 billion at year-end fiscal 2016. However, net advances of the overseas branches of ICICI Bank in rupee terms decreased marginally from Rs. 941.2 billion at year-end fiscal 2015 to Rs. 938.1 billion at year-end fiscal 2016 primarily due to the impact of the depreciation of the rupee against the U.S. dollar. Net advances of ICICI Home Finance increased by 13.3% from Rs. 76.2 billion at year-end fiscal 2015 to Rs. 86.3 billion at year-end fiscal 2016 primarily due to an increase in retail loans.

Advances of ICICI Bank UK increased from Rs. 189.7 billion at year-end fiscal 2015 to Rs. 209.1 billion at fiscal 2016 primarily due to an increase in the corporate loan book offset, in part, by reduction in the portfolio of foreign currency convertible bonds on account of maturities.

Advances of ICICI Bank Canada increased from Rs. 254.2 billion at year-end fiscal 2015 to Rs. 295.5 billion at fiscal 2016 primarily due to an increase in the securitized insured mortgages portfolio. See also “Business – Loan Portfolio”.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased by 48.4% from Rs. 58.7 billion at year-end fiscal 2015 to Rs. 87.1 billion at year-end fiscal 2016. During fiscal 2016, the Bank carried out a revaluation of premises resulting in a revaluation gain of Rs. 28.2 billion. Other assets increased from Rs. 597.7 billion at year-end fiscal 2015 to Rs. 652.3 billion at year-end fiscal 2016 primarily due to an increase in deferred tax assets and non-banking assets acquired in satisfaction of claims, offset, in part, by a decrease in mark-to-market and receivables on foreign exchange and derivative transactions. During fiscal 2016, ICICI Bank acquired fixed assets amounting to Rs. 17.2 billion in satisfaction of claims under debt-asset swap transactions with certain borrowers.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Deposits	Rs.	3,859,552	Rs.	4,510,774	US$	68,087	16.9%
Borrowings(1)		2,112,520		2,203,777		33,265	4.3
Other liabilities(2)		1,416,616		1,498,348		22,616	5.8
Minority interest		25,058		33,556		507	33.9
Total liabilities		7,413,746		8,246,455		124,475	11.2
Equity share capital		11,597		11,632		175	0.3
Reserves and surplus(3)		835,449		929,475		14,030	11.3
Total liabilities (including capital and reserves)	Rs.	8,260,792	Rs.	9,187,562	US$	138,680	11.2%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.
(2)	Includes proposed dividend (including corporate dividend tax) of Rs. 32.9 billion for fiscal 2016 (fiscal 2015: Rs. 32.7 billion).
(3)	Includes employees’ stock options outstanding.

Our total liabilities (including capital and reserves) increased by 11.2% from Rs. 8,260.8 billion at year-end fiscal 2015 to Rs. 9,187.6 billion at year-end fiscal 2016, primarily due to an increase in deposits and borrowings.

Deposits

Deposits increased by 16.9% from Rs. 3,859.6 billion at year-end fiscal 2015 to Rs. 4,510.8 billion at year-end fiscal 2016. Deposits of ICICI Bank increased by 16.6% from Rs. 3,615.6 billion at year-end fiscal 2015 to Rs. 4,214.3 billion at year-end fiscal 2016. Term deposits of ICICI Bank increased by 15.8% from Rs. 1,971.8 billion at year-end fiscal 2015 to Rs. 2,283.3 billion at year-end fiscal 2016. The current and savings account deposits of ICICI Bank increased from Rs. 1,643.8 billion at year-end fiscal 2015 to Rs. 1,931.0 billion at year-end fiscal 2016. Savings account deposits increased by 16.9% from Rs. 1,148.6 billion at year-end fiscal 2015 to Rs. 1,342.3 billion at year-end fiscal 2016 and current account deposits increased by 18.9% from Rs. 495.2 billion at year-end fiscal 2015 to Rs. 588.7 billion at year-end fiscal 2016. Deposits of overseas branches, in dollar terms, decreased by 5.6% from US$ 1.8 billion at year-end fiscal 2015 to US$ 1.7 billion at year-end fiscal 2016 and, in rupee terms, decreased by 2.2% from Rs. 112.5 billion at year-end fiscal 2015 to Rs. 110.0 billion at year-end fiscal 2016.

Deposits of ICICI Bank Canada increased from Rs. 109.3 billion at year-end fiscal 2015 to Rs. 140.0 billion at year-end fiscal 2016, primarily due to an increase in term deposits from Rs. 78.9 billion at year-end fiscal 2015 to Rs. 101.9 billion at year-end fiscal 2016 and an increase in current account deposits from Rs. 4.6 billion at year-end fiscal 2015 to Rs. 7.2 billion at year-end fiscal 2016.

Deposits of ICICI Bank UK increased from Rs. 142.8 billion at year-end fiscal 2015 to Rs. 163.4 billion at year-end fiscal 2016, primarily due to an increase in savings and current deposits, offset, in part, by a decrease in term deposits.

Our total term deposits increased from Rs. 2,133.9 billion at year-end fiscal 2015 to Rs. 2,462.8 billion at year-end fiscal 2016, while savings deposits increased from Rs. 1,221.1 billion at year-end fiscal 2015 to Rs. 1,444.6 billion at year-end fiscal 2016. At year-end fiscal 2016, deposits formed 67.2% of our funding (i.e., deposits and borrowings, including subordinated debt and redeemable non-cumulative preference shares). See also “Business—Funding”.

Borrowings

Borrowings (including redeemable non-cumulative preference shares and subordinated debt) increased by 4.3% from Rs. 2,112.5 billion at year-end fiscal 2015 to Rs. 2,203.8 billion at year-end fiscal 2016. Borrowings of ICICI Bank increased by 1.4% from Rs. 1,724.2 billion at year-end fiscal 2015 to Rs. 1,748.1 billion at year-end fiscal 2016, primarily due to an increase in foreign currency bond borrowings, refinance borrowings and foreign currency term money borrowing, offset, in part, by a decrease in borrowings from the Reserve Bank of India under the liquidity adjustment facility. Borrowings of overseas branches, in U.S. dollar terms, decreased from US$ 15.3 billion at year-end fiscal 2015 to US$ 14.7 billion at year-end fiscal 2016. However, due to rupee depreciation from Rs. 62.50 per U.S. dollar at year-end fiscal 2015 to Rs. 66.26 per U.S. dollar at year-end fiscal 2016, borrowings of overseas branches, in rupee terms, increased by 2.3% from Rs. 954.0 billion at year-end fiscal 2015 to Rs. 976.4 billion at year-end fiscal 2016.

Borrowings of ICICI Bank UK increased from Rs. 71.5 billion at year-end fiscal 2015 to Rs. 98.7 billion at year-end fiscal 2016 primarily due to an increase in inter-bank borrowings, bond borrowings and syndicated borrowings, offset, in part, by a decrease in repo borrowings.

Borrowings of ICICI Bank Canada increased from Rs. 133.8 billion at year-end fiscal 2015 to Rs. 153.8 billion at year-end fiscal 2016, primarily due to an increase in securitization of insured mortgages.

Borrowings of ICICI Bank Home Finance Company increased from Rs. 64.1 billion at year-end fiscal 2015 to Rs. 74.5 billion at year-end fiscal 2016 primarily due to an increase in unsecured bond borrowings. See also “Business—Funding”.

Other liabilities

Other liabilities primarily consist of liabilities on insurance policies in force pertaining to our insurance subsidiaries and proposed dividend including corporate dividend tax. Other liabilities increased by 5.8% from Rs. 1,416.6 billion at year-end fiscal 2015 to Rs. 1,498.3 billion at year-end fiscal 2016, primarily due to an increase in liabilities on policies in force of our life insurance business by Rs. 34.3 billion from Rs. 936.2 billion at year-end fiscal 2015 to Rs. 970.5 billion at year-end fiscal 2016 and creation of collective contingency and related reserve of Rs. 36.0 billion, offset, in part, by a decrease in mark-to-market amount and payables on foreign exchange and derivatives transactions.

Other liabilities include proposed dividends (including corporate dividend tax) of Rs. 32.9 billion in fiscal 2016 compared to Rs. 32.7 billion in fiscal 2015. In India, dividends declared for a fiscal year are normally paid in the following year. We declared a dividend of Rs. 5.00 per equity share for fiscal 2015, which were paid in fiscal 2016. We declared a dividend of Rs. 5.00 per equity share for fiscal 2016, which has been paid in fiscal 2017.

Equity share capital and reserves

Stockholders’ equity increased from Rs. 847.0 billion at year-end fiscal 2015 to Rs. 941.1 billion at year-end fiscal 2016 primarily due to the annual accretion to reserves out of profit and creation of revaluation reserve on fixed assets, offset, in part, by dividend proposed by the Bank for fiscal 2016. See also “Consolidated Financial Statements- Schedules- Schedule 18-Notes forming part of the accounts- 14. Provision on Funded Interest Term Loan”.

Fiscal 2015 to Fiscal 2014

Summary

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

Provisions and contingencies (excluding provisions for tax) increased by 56.4% from Rs. 29.0 billion in fiscal 2014 to Rs. 45.4 billion in fiscal 2015, primarily due to an increase in provisions for non-performing and restructured assets and an increase in provision for investments. The provision for non-performing and restructured assets increased primarily on account of an increase in additions to non-performing assets (including classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms).

Non-interest income increased by 17.2% from Rs. 300.8 billion in fiscal 2014 to Rs. 352.5 billion in fiscal 2015 primarily due to an increase in premium and other operating income relating to insurance business, profit from treasury-related activities and commission, exchange and brokerage income, offset, in part, by a decrease in profit on sale of land, buildings and other assets. Income relating to our insurance business increased from Rs. 193.3 billion in fiscal 2014 to Rs. 220.8 billion in fiscal 2015 primarily due to an increase in income from our life insurance business. Profit from treasury-related activities increased from Rs. 31.4 billion in fiscal 2014 to Rs. 46.7 billion in fiscal 2015 primarily due to higher gains on government securities and other fixed income positions, realized gains/reversal of marked-to market losses on our equity portfolio and net exchange gains relating to overseas operations, offset, in part, by a decrease in profit on security receipts. Commission, exchange and brokerage income increased from Rs. 73.2 billion in fiscal 2014 to Rs. 83.9 billion in fiscal 2015 primarily due to an increase in transaction banking fees and commercial banking fees, offset, in part, by a decrease in lending linked fees. Fee income of ICICI Securities increased primarily due to an increase in brokerage income and third party product distribution fees. Further, there was an increase in average assets under management and margins on mutual fund operations of ICICI Prudential Asset Management Company.

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

The corporate sector continued to experience challenges in fiscal 2015. The prolonged economic slowdown and relatively gradual recovery has resulted in continued additions to non-performing and restructured loans as well as an increase in classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms. See also “Business – Classification of Loans – Impact of Economic Environment on Commercial and Consumer Loan Borrowers”. Net non-performing assets increased by 73.1% from Rs. 44.6 billion at year-end fiscal 2014 to Rs. 77.2 billion at year-end fiscal 2015 primarily due to an increase in classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms. Net restructured assets decreased marginally from Rs. 122.2 billion at year-end fiscal 2014 to Rs. 121.3 billion at year-end fiscal 2015 primarily due to classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms, offset, in part, by new loans restructured (including increase in loans to borrowers restructured in earlier periods) in fiscal 2015.

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

The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2015 were: common equity Tier 1 risk-based capital ratio of 12.8%; Tier 1 risk-based capital ratio of 12.8%; and total risk-based capital ratio of 17.0%. Our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2015 were: common equity Tier 1 risk-based capital ratio of 12.8%; Tier 1 risk-based capital ratio of 12.9%; and total risk-based capital ratio of 17.2%.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of a net interest income.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Interest income(1)	Rs.	494,792	Rs.	549,640	US$	8,296	11.1%
Interest expense		(297,106)		(323,182)		(4,878)	8.8%
Net interest income	Rs.	197,686	Rs.	226,458	US$	3,418	14.6%

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

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

The yield on the rupee portfolio increased by 2 basis points from 9.95% in fiscal 2014 to 9.97% in fiscal 2015 primarily due to the following:

•	The yield on rupee advances decreased from 12.19% in fiscal 2014 to 12.09% in fiscal 2015. The yield on rupee investments decreased from 8.04% in fiscal 2014 to 7.98% in fiscal 2015. The yield on other interest-earning assets decreased marginally from 3.76% in fiscal 2014 to 3.75% in fiscal 2015. However, overall yield on rupee portfolio increased primarily due to an increase in the proportion of advances in the portfolio.

•	The yield on rupee advances decreased from 12.19% in fiscal 2014 to 12.09% in fiscal 2015 primarily due to an increase in the lower yielding secured retail portfolio and incremental corporate lending at lower rates due to softening of interest rates and lower credit demand. In response to the reduction in repo rate by 50 basis points from 8.00% to 7.50% in two phases on January 15, 2015 and March 4, 2015 by the Reserve Bank of India, the Bank reduced its base rate by 25 basis points to 9.75% with effect from April 10, 2015 and further by 5 basis points to 9.70% with effect from June 26, 2015. The impact of this decrease and any further reduction in base rate will reflect in the yield on advances in fiscal 2016. See also “Business—Loan portfolio—Loan pricing”.

•	The yield on interest-earning rupee investments decreased from 8.04% in fiscal 2014 to 7.98% in fiscal 2015 primarily due to a decrease in yield on investments other than statutory liquidity ratio investments. The yield on investments other than statutory liquidity ratio investments decreased primarily on account of a decrease in yield on pass through certificates and bond and debentures. This decline was offset, in part, by an increase in yield on statutory liquidity ratio investments primarily due to purchase of medium tenor securities at higher yields in the held-to-maturity category, maturity/sale of lower-yielding shorter tenor securities in fiscal 2015 and re-set of coupons on floating rate bonds at a higher yield as compared to fiscal 2014. In accordance with the Reserve Bank of India circular dated July 16, 2015, investments in the Rural Infrastructure and Development Fund and other related deposits have been re-grouped from investments to other assets. Accordingly, figures for comparative periods have also been re-grouped.

•	The yield on other interest-earning rupee assets decreased marginally from 3.76% in fiscal 2014 to 3.75% in fiscal 2015 primarily due to maturity of higher yielding deposits with banks, offset, in part by an increase in the yield on Rural Infrastructure Development Fund and other related deposits.

•	Interest on income tax refunds increased from Rs. 2.0 billion in fiscal 2014 to Rs. 2.8 billion in fiscal 2015. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds for the rupee portfolio decreased by 18 basis points from 7.34% in fiscal 2014 to 7.16% in fiscal 2015 primarily due to the following factors:

•	The cost of rupee deposits decreased from 6.40% in fiscal 2014 to 6.34% in fiscal 2015 primarily due to an increase in average current and savings account deposits and a decrease in the cost of rupee term deposits. The average current and savings account deposits as a percentage of total rupee deposits increased from 41.9% in fiscal 2014 to 42.6% in fiscal 2015. The cost of rupee term deposits decreased from 8.78% in fiscal 2014 to 8.75% in fiscal 2015. In fiscal 2015, the Bank reduced the term deposit rates on select maturities, effective November 28, 2014. The full impact of this decrease will reflect in the cost of deposits in fiscal 2016.

•	The cost of rupee borrowings decreased from 11.02% in fiscal 2014 to 10.50% in fiscal 2015.

The yield on our foreign currency portfolio decreased by 7 basis points from 4.41% in fiscal 2014 to 4.34% in fiscal 2015 primarily due to the following:

•	The yield on assets of ICICI Bank Canada decreased primarily due to sale/maturity of government securities with higher yields, prepayments/repayments of higher yielding loans and an increase in the lower yielding securitized insured mortgages portfolio.

•	The yield on assets of overseas branches of ICICI Bank decreased in fiscal 2015 as compared to fiscal 2014 primarily due to a decrease in the yield on loans. The yield on loans decreased primarily due to refinancing/prepayment of existing loans and incremental lending at lower rates in fiscal 2015.

This was, offset, in part, by an increase in yield on assets of ICICI Bank UK, which increased primarily due to an increase in yield on loans, offset, in part, by a decrease in yield on investments.

The cost of funds for the foreign currency portfolio increased by 25 basis points from 3.16% in fiscal 2014 to 3.41% in fiscal 2015, due to the following factors:

•	The cost of funds for ICICI Bank’s foreign currency funding increased primarily on account of an increase in the cost of term deposits. The cost of term deposits increased in fiscal 2015 due to the full impact of foreign currency non-resident (bank) deposits mobilized in fiscal 2014. There was a marginal increase in cost of borrowings in fiscal 2015 as compared to fiscal 2014.

The above increase was offset, in part, by a decrease in cost of funds of ICICI Bank Canada and ICICI Bank UK.

•	The cost of funds of ICICI Bank Canada decreased due to a decrease in the cost of deposits and the cost of borrowings. The cost of deposits decreased on account of maturities of high cost term deposits in fiscal 2015. The cost of borrowings decreased on account of a higher proportion of low cost borrowings under insured mortgages securitization borrowings in the total borrowings in fiscal 2015.

•	The cost of funds of ICICI Bank UK decreased due to a decrease in the cost of deposits and the cost of borrowings. The cost of deposits decreased on account of maturities of high cost retail term deposits and an increase in institutional term deposits and term deposits raised at lower rates. The cost of borrowings decreased due to repayment of high cost borrowings and lower cost overnight and term borrowings raised in fiscal 2015.

Interest-earning assets

The average volume of interest-earning assets increased by 10.6% from Rs. 5,830.6 billion in fiscal 2014 to Rs. 6,449.2 billion in fiscal 2015. The increase in interest-earning assets was primarily due to an increase in average loans by Rs. 460.0 billion and an increase in average interest-earning investments by Rs. 92.2 billion.

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

Average interest-earning investments increased by 5.3% from Rs. 1,731.1 billion in fiscal 2014 to Rs. 1,823.3 billion in fiscal 2015. Average rupee investments increased from Rs. 1,633.3 billion in fiscal 2014 to Rs. 1,746.9 billion in fiscal 2015 primarily due to an increase in investments in Indian government securities by 8.1% from Rs. 1,145.1 billion in fiscal 2014 to Rs. 1,238.1 billion in fiscal 2015. Interest-earning investments, other than Indian government securities include investments in corporate bonds and debentures, certificates of deposits, commercial paper, pass through certificates and investments in liquid mutual funds. Average rupee investments other than in Indian government securities increased from Rs. 488.2 billion in fiscal 2014 to Rs. 508.8 billion in fiscal 2015. In accordance with the Reserve bank of India circular dated July 16, 2015, investments in the Rural Infrastructure and Development Fund and other related deposits have been re-grouped from investments to other assets. Accordingly, figures for comparative periods have also been re-grouped. Average foreign currency investments decreased from Rs. 97.7 billion in fiscal 2014 to Rs. 76.5 billion in fiscal 2015 primarily due to a decrease in average investments of ICICI Bank Canada on account of re-classification of corporate bonds from investment to loans and advances in fiscal 2014.

Interest-bearing liabilities

Average interest-bearing liabilities increased by 9.0% from Rs. 4,996.4 billion in fiscal 2014 to Rs. 5,445.8 billion in fiscal 2015 on account of an increase in average deposits by Rs. 363.7 billion and an increase in average borrowings by Rs. 85.7 billion. Average term deposits increased from Rs. 1,934.3 billion in fiscal 2014 to Rs. 2,155.2 billion in fiscal 2015. Average current and savings account deposits increased from Rs. 1,241.5 billion in fiscal 2014 to Rs. 1,384.3 billion in fiscal 2015. Average borrowings increased from Rs. 1,820.6 billion in fiscal 2014 to Rs. 1,906.3 billion in fiscal 2015 due to an increase in bond borrowings and refinance borrowings, offset, in part, by a decrease in call borrowing including repo borrowings. The overseas borrowings of ICICI Bank in rupee terms increased primarily due to the impact of depreciation of the rupee against the U.S. dollar.

Average deposits of ICICI Bank UK increased primarily due to an increase in average term deposits and average savings account deposits. Average borrowings of ICICI Bank UK decreased due to repayment of syndicated loans and repo borrowings, offset, in part, by an increase in inter-bank borrowings and bond borrowings. Average borrowings of ICICI Bank Canada increased primarily on account of an increase in borrowings through securitization of mortgages. However, there was a decrease in average deposits of ICICI Bank Canada due to a decrease in average savings account deposits and average term deposits. ICICI Bank Canada funds its mortgage loan portfolio through securitization borrowings. The non-mortgage loan portfolio of ICICI Bank Canada decreased due to maturity of loans, resulting in lower requirement of deposit funding in fiscal 2015. As a result, deposits of ICICI Bank Canada decreased at year-end fiscal 2015 as compared to year-end fiscal 2014.

See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	73,241	Rs.	83,939	US$	1,267	14.6%
Profit/(loss) on treasury-related activities (net)(1)		31,378		46,694		705	48.8
Profit/(loss) on sale of land, buildings and other assets (net)		1,352		34		1	(97.5)
Premium and other operating income from insurance business		193,319		220,771		3,332	14.2
Miscellaneous income		1,556		1,085		16	(30.3)
Total non-interest income	Rs.	300,846	Rs.	352,523	US$	5,321	17.2%

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

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

Profit/(loss) on treasury-related activities (net)

The profit/(loss) on treasury-related activities includes income from the sale of investments and the revaluation of investments on account of changes in unrealized profit/(loss) in the fixed income, equity and preference share portfolio, units of venture capital and private equity funds, units of mutual funds and security receipts issued by asset reconstruction companies. It also includes income from foreign exchange transactions, consisting of various foreign exchange and derivatives transactions with clients, including options and swaps. Profit from treasury-related activities increased by 48.8% from Rs. 31.4 billion in fiscal 2014 to Rs. 46.7 billion in fiscal 2015. The increase in income from treasury-related activities in fiscal 2015 was primarily due to higher gains on government securities and other fixed income positions, realized gains/reversal of marked-to market losses on equity portfolio and net exchange gain relating to overseas operations, offset, in part, by a decrease in profit on security receipts.

Our profit on the government securities portfolio and other fixed income positions increased from Rs. 5.9 billion in fiscal 2014 to Rs. 16.1 billion in fiscal 2015 primarily due to a decrease in yield in fiscal 2015. The yield on 10-year government of India securities decreased from 8.80% at year-end fiscal 2014 to 7.74% at year-end fiscal 2015.

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

Our income from foreign exchange transactions including transactions with clients and margins on derivatives transactions with clients increased from Rs. 16.3 billion in fiscal 2014 to Rs. 18.5 billion in fiscal 2015. This includes net exchange gain relating to overseas operations which increased from Rs. 2.2 billion in fiscal 2014 to Rs. 6.4 billion in fiscal 2015. The exchange gain arose from repatriation of retained earnings from overseas branches. The above gain was, offset, in part, by lower income from foreign exchange and derivatives transactions in view of the stability in the rupee in fiscal 2015 as compared to the significant volatility witnessed in fiscal 2014, which had resulted in higher forex market volumes in fiscal 2014.

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

Fee and other life insurance related income of our life insurance subsidiary decreased from Rs. 22.8 billion in fiscal 2014 to Rs. 21.3 billion in fiscal 2015 primarily due to a decrease in surrender charges, income on foreclosure of policies and policy fees.

The net premium income of our general insurance subsidiary decreased from Rs. 42.2 billion in fiscal 2014 to Rs. 41.0 billion in fiscal 2015 primarily due to the decline in weather and health insurance business. In fiscal 2015, due to pricing challenges in the market, our general insurance subsidiary reduced its business in group and mass health segment and adopted a cautious approach to weather insurance segment.

Commission income of our general insurance subsidiary increased from Rs. 5.6 billion in fiscal 2014 to Rs. 7.0 billion in fiscal 2015, primarily due to an increase in commission on reinsurance ceded in retail health insurance business.

Miscellaneous income

Miscellaneous income decreased from Rs. 1.6 billion in fiscal 2014 to Rs. 1.1 billion in fiscal 2015.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	59,688	Rs.	65,683	US$	991	10.0%
Depreciation on own property		6,876		7,632		115	11.0
Auditor’s fees and expenses		210		222		3	5.7
Depreciation on leased assets		317		351		5	10.7
Expenses pertaining to insurance business		162,367		191,640		2,893	18.0
Other administrative expenses		77,206		84,700		1,279	9.7
Total non-interest expenses	Rs.	306,664	Rs.	350,228	US$	5,286	14.2%

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

The employee base of ICICI Bank, including sales executives, employees on fixed term contracts and interns, decreased from 72,226 employees at year-end fiscal 2014 to 67,857 employees at year-end fiscal 2015. The reduction in the employee base reflects our focus on productivity, and was primarily due to not fully replacing employee attrition. Our employee base had increased significantly in earlier years. We expect the employee base to an increase in fiscal 2016.

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

In fiscal 2015, the reserves for the actuarial liability of the life insurance business (including the investible portion of the premium on unit-linked policies) increased from Rs. 110.3 billion in fiscal 2014 to Rs. 143.3 billion in fiscal 2015, primarily due to an increase in the volume of our unit-linked insurance business. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying fund. The claims and benefit payouts and commission expenses decreased from Rs. 13.2 billion in fiscal 2014 to Rs. 11.3 billion in fiscal 2015, primarily due to a decrease in surrender claims pertaining to group business and lower commission expenses due to a change in product mix from conventional products to linked products. In line with Indian accounting norms for insurance companies, we do not amortize the customer acquisition cost, but account for the expenses as incurred.

The expenses related to our general insurance subsidiary decreased from Rs. 38.9 billion in fiscal 2014 to Rs. 37.0 billion in fiscal 2015. Claims and benefit payouts decreased from Rs. 36.2 billion in fiscal 2014 to Rs. 34.4 billion in fiscal 2015, primarily due to a decrease in loss ratio of aviation insurance business, health insurance business and weather insurance business and lower provision on the declined risk pool. The commission expenses decreased marginally from Rs. 2.7 billion in fiscal 2014 to Rs. 2.6 billion in fiscal 2015.

See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and contingencies (excluding tax provisions)

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	1,629	Rs.	4,129	US$	62	153.5%
Provision for non-performing and other assets		24,818		36,307		548	46.3
Provision for standard assets		1,592		3,928		59	146.7
Others		964		999		15	3.6
Total provisions and contingencies (excluding tax)	Rs.	29,003	Rs.	45,363	US$	684	56.4%

Provisions are generally made by ICICI Bank on standard, substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided for/written off to the extent required by Reserve Bank of India guidelines. For loans and advances of overseas branches, provisions are made as per the Reserve Bank of India regulations or host country regulations whichever is higher. Subject to the minimum provisioning levels prescribed by the Reserve Bank of India, provisions on non-performing retail loans are made at the borrower level in accordance with our provisioning policy. The specific provisions on retail loans held by ICICI Bank are higher than the minimum regulatory requirement. Provision on loans and advances restructured/rescheduled is made in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks. In addition to the specific provision on non-performing assets, ICICI Bank maintains a general provision on performing loans and advances at rates prescribed by the Reserve Bank of India. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulatory requirements and the Reserve Bank of India requirement. See also “Business—Loan portfolio—Classification of Loans”.

Provisions and contingencies (excluding provisions for tax) increased by 56.4% from Rs. 29.0 billion in fiscal 2014 to Rs. 45.4 billion in fiscal 2015, primarily due to an increase in provisions for non-performing and restructured assets and an increase in provision for investments. The provision for non-performing and restructured assets increased from Rs. 24.8 billion in fiscal 2014 to Rs. 36.3 billion in fiscal 2015 primarily due to higher provisions on commercial loans. Prior to fiscal 2012, our corporate loan portfolio experienced significant growth following an improvement in economic conditions in India. Investments by the Indian corporate sector increased sharply during this period, particularly in the infrastructure sector. The Indian banking sector, including us, pursued lending opportunities in the corporate segment during this period. The Indian economy thereafter experienced challenges and a moderation in growth. In fiscal 2012 to fiscal 2014, interest rates increased following a tightening of monetary policy in response to high inflation. The Indian rupee depreciated sharply against the U.S. dollar following global economic challenges and a deterioration in key external sector parameters for India. The Indian government’s fiscal position declined. The corporate sector experienced a decline in sales and profit growth and also an elongation of working capital cycles and a high level of receivables. Corporate investment activity declined due to concerns over administrative clearances and issues around access to land and natural resources. For example, there were concerns over the availability of fuel for thermal and gas-based power plants. Given the concerns over growth, companies found it difficult to access equity capital markets and leverage levels for several companies and sectors increased. In fiscal 2015, there was an improvement in key macroeconomic trends. Economic growth improved, inflation moderated leading to the Reserve Bank of India reducing the repo rate by 50 basis points. The current account deficit reduced and exchange rates remained stable during the year. The formation of a stable government with a strong electoral mandate in May 2014 led to an improvement in market sentiment. However, the corporate sector continues to experience challenges. The government has announced several reforms during the year, with a focus on strengthening the operating environment for the corporate sector. However, these measures are expected to show results only in the medium term. See also “—Executive Summary—Business environment—Trends in fiscal 2015”.

Due to the continuing challenges in the corporate sector, there has generally been an increase in the non-performing loans (including out of loans restructured in earlier periods) and restructured loans of Indian banks, including us, in fiscal 2015. The provision, net of write-back of excess provisions, on commercial loans increased from Rs. 19.9 billion in fiscal 2014 to Rs. 36.3 billion in fiscal 2015, primarily on account of an increase in additions to non-performing (including classification of standard restructured loans to non-performing loans due to failure of the borrowers to perform as expected) in corporate and small and medium enterprises segments.

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

Our provisioning coverage ratio (specific provisions as a percentage of non-performing advances) at year-end fiscal 2015, computed in accordance with the Reserve Bank of India guidelines, was 58.6%.

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

Provisions for Restructured Loans and Non-performing Assets

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines, except in the case of ICICI Home Finance Company and our overseas banking subsidiaries. ICICI Home Finance Company classifies its loans and other credit facilities in accordance with the guidelines of its regulator, the National Housing Bank. A loan made by any of our overseas banking subsidiaries is classified as impaired only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and the loss event has an impact on the estimated future cash flows of the loans that can be reliably estimated. Under the Reserve Bank of India guidelines for term loans, such assets are classified as non-performing if any amount of interest or principal remains overdue for more than 90 days. For overdrafts or cash credits, assets are classified as non-performing if the account remains out of order continuously for a period of 90 days and, for bills, if the account remains overdue for more than 90 days. Further, non-performing assets are also classified into sub-

standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. See also “Business—Classification of Loans”.

Our non-performing assets include loans and advances as well as credit substitutes, which are funded credit exposures. In compliance with regulations governing the presentation of financial information by banks, we report only non-performing loans and advances in our financial statements.

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of restructured loans.

	At March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)	Rs.	67,307	Rs.	133,448	US$	2,014	98.3%
Add: Loans restructured during the year		69,372		38,965		588	(43.8)
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		7,096		11,207		169	57.9
Less: Loans upgraded to standard category during the year		(876)		(2,149)		(32)	145.4
Less: Loans downgraded to non-performing category during the year		(7,284)		(45,115)		(681)	519.4
Less: Repayments during the year		(2,167)		(5,569)		(84)	157.0
Gross restructured loans	Rs.	133,448	Rs.	130,787	US$	1,974	(2.0)
Provisions for restructured loans		(11,235)		(9,458)		(143)	(15.8)
Net restructured loans	Rs.	122,213	Rs.	121,329	US$	1,831	(0.7)
Average balance of net restructured loans(1)		85,603		124,816		1,884	45.8
Gross customer assets		4,615,808		5,149,278		77,725	11.6
Net customer assets	Rs.	4,523,471	Rs.	5,026,019	US$	75,864	11.1
Gross restructured loans as a percentage of gross customer assets		2.9%		2.5%
Net restructured loans as a percentage of net customer assets		2.7%		2.4%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

(2)	Based on the Reserve Bank of India guidelines effective fiscal 2013, restructured loans include all loans to a borrower where any of the loan facilities have been restructured.

The corporate sector continued to experience challenges in fiscal 2015. The prolonged economic slowdown and relatively gradual recovery has resulted in continued additions to non-performing and restructured loans as well as an increase in classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms. See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers— Restructured Loans”.

In fiscal 2015, loans amounting to Rs. 50.2 billion (including an increase in loans to borrowers restructured in earlier periods) were restructured as compared to Rs. 76.5 billion in fiscal 2014. There were no borrower accounts that were restructured for a second time in fiscal 2015. Classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms increased from Rs. 7.3 billion in fiscal 2014 to Rs. 45.1 billion in fiscal 2015. In fiscal 2015, based on payment performance, we upgraded certain borrower accounts with outstanding loans totaling Rs. 2.1 billion as compared to Rs. 0.9 billion in fiscal 2014. Accordingly, the gross restructured loans decreased by 2.0% from Rs. 133.4 billion at year-end fiscal 2014 to Rs. 130.8 billion at year-end fiscal 2015, while the net restructured loans increased by 0.7% from Rs. 122.2 billion at year-end fiscal 2014 to Rs. 121.3 billion at year-end fiscal 2015. The net restructured loans were 2.4% of net customer assets at year-end fiscal 2015, compared to 2.7% at year-

end fiscal 2014. At year-end fiscal 2015, the diminution in fair value of restructured loans (including the provision for funded interest) was Rs. 9.5 billion compared to Rs. 11.2 billion at year-end fiscal 2014.

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Opening balance (gross non-performing assets	Rs.	107,165	Rs.	122,994	US$	1,857	14.8%
Add: New non-performing assets during the year		53,600		90,945		1,373	69.7
Less: Loans upgraded to performing during the year		(4,369)		(5,925)		(89)	35.6
Less: Recoveries (excluding recoveries made from upgraded accounts)		(11,249)		(14,966)		(226)	33.0
Less: Write-offs		(22,153)		(19,178)		(289)	(13.4)
Gross non-performing assets(1)	Rs.	122,994	Rs.	173,870	US$	2,624	41.4
Provisions for non-performing assets(1)		(78,366)		(96,655)		(1,459)	23.3
Net non-performing assets(1)	Rs.	44,628	Rs.	77,215	US$	1,165	73.0
Gross customer assets		4,615,808		5,149,278		77,725	11.6
Net customer assets	Rs.	4,523,471	Rs.	5,026,019		75,864	11.1
Gross non-performing assets as a percentage of gross customer assets		2.7%		3.4%
Net non-performing assets as a percentage of net customer assets		1.0%		1.5%

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

The prolonged economic slowdown and relatively gradual recovery in fiscal 2015 resulted in continued additions to non-performing and restructured loans as well as an increase in classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms. See also “Business – Classification of Loans – Impact of Economic Environment on Commercial and Consumer Loan Borrowers”. See also “—Executive Summary-Business environment-Trends in fiscal 2015”. Gross additions to non-performing assets increased from Rs. 53.6 billion in fiscal 2014 to Rs. 90.9 billion in fiscal 2015 primarily due to an increase in classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms from Rs. 7.3 billion in fiscal 2014 to Rs. 45.1 billion in fiscal 2015. In fiscal 2015, we upgraded non-performing assets amounting to Rs. 5.9 billion and made recoveries against non-performing assets amounting to Rs. 15.0 billion. In fiscal 2015, loans amounting to Rs. 19.2 billion were written-off as compared to Rs. 22.2 billion in fiscal 2014. As a result, gross non-performing assets increased from Rs. 123.0 billion at year-end fiscal 2014 to Rs. 173.9 billion at year-end fiscal 2015.

Gross additions to non-performing commercial loans increased from Rs. 40.8 billion in fiscal 2014 to Rs. 77.9 billion in fiscal 2015 due to higher additions to non-performing loans in the corporate and small & medium enterprise loan portfolio, including classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms. Gross additions to non-performing consumer loans increased marginally from Rs. 12.8 billion in fiscal 2014 to Rs. 13.0 billion in fiscal 2015. See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-Performing Assets”.

In fiscal 2015, we sold 14 commercial loans with aggregate book value (net of provision) of Rs. 3.3 billion to an asset reconstruction company. In fiscal 2014, we sold two commercial loans with aggregate book value (net of provision) of Rs. 1.5 billion to an asset reconstruction company. See also “Business—Classification of Loans—Non-Performing Asset Strategy”.

As a percentage of net customer assets, net non-performing assets were 1.5% at year-end fiscal 2015, compared to 1.0% at year-end fiscal 2014.

Tax Expense

Income tax expense increased by 17.1% from Rs. 46.1 billion in fiscal 2014 to Rs. 54.0 billion in fiscal 2015 due to an increase in profit before tax and an increase in the effective tax rate. The effective tax rate increased from 28.3% in fiscal 2014 to 29.4% in fiscal 2015.

Income tax expense of our general insurance subsidiary increased from Rs. 0.1 billion in fiscal 2014 to Rs. 1.6 billion in fiscal 2015. The lower tax expense in fiscal 2014 were primarily due to tax benefit on carried forward business losses of earlier years, which were adjusted with the profit for fiscal 2014 for tax purposes. As per Indian GAAP accounting guidelines, deferred tax was not created on such carried forward business losses in earlier years, resulting in lower effective tax rate for our general insurance subsidiary in fiscal 2014. In fiscal 2015, the general insurance subsidiary did not have the benefit of carried forward business losses, resulting in higher tax expenses.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	482,582	Rs.	476,372	US$	7,191	(1.3)%
Investments(1)		2,427,901		2,743,108		41,405	13.0
Advances (net of provisions)		3,873,418		4,384,901		66,187	13.2
Fixed assets		55,068		58,712		886	6.6
Other assets(1)		638,655		597,699		9,022	(6.4)
Total assets	Rs.	7,477,624	Rs.	8,260,792	US$	124,691	10.5%

1. In accordance with the Reserve Bank of India circular dated July 16, 2015, investments in the Rural Infrastructure and Development Fund and other related deposits of Rs. 284.5 billion (At March 31, 2014: Rs. 248.2 billion) have been re-classified to line item ‘Rural Infrastructure and Development Fund’ under - Other Assets.

Our total assets increased by 10.5% from Rs. 7,477.6 billion at year-end fiscal 2014 to Rs. 8,260.8 billion at year-end fiscal 2015 primarily due to an increase in net advances and investments, offset, in part, by a decrease in other assets. Net advances increased by 13.2% from Rs. 3,873.4 billion at year-end fiscal 2014 to Rs. 4,384.9 billion at year-end fiscal 2015. Investments increased by 13.0% from Rs. 2,427.9 billion at year-end fiscal 2014 to Rs. 2,743.1 billion at year-end fiscal 2015.

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

Investments

Total investments increased by 13.0% from Rs. 2,427.9 billion at year-end fiscal 2014 to Rs. 2,743.1 billion at year-end fiscal 2015. Investments of ICICI Bank increased from Rs. 1,522.0 billion at year-end fiscal 2014 to Rs. 1,581.3 billion at year-end fiscal 2015 primarily due to an increase in investments in government securities, and investment in commercial paper. This was offset, in part, by a decrease in investments in certificates of deposits and bonds and debentures. The investment of ICICI Bank in government securities increased from Rs. 958.9 billion at year-end fiscal 2014 to Rs. 1,073.9 billion at year-end fiscal 2015. In accordance with the Reserve Bank of India circular dated July 16, 2015, investments in the Rural Infrastructure and Development

Fund and other related deposits have been re-grouped from investments to other assets. Accordingly, figures for comparative periods have also been re-grouped.

Investments of ICICI Prudential Life Insurance Company increased from Rs. 790.9 billion at year-end fiscal 2014 to Rs. 984.3 billion at year-end fiscal 2015. Investments held to cover linked liabilities increased from Rs. 603.1 billion at year-end fiscal 2014 to Rs. 747.8 billion at year-end fiscal 2015. The investments, other than held to cover linked liabilities, increased from Rs. 187.8 billion at year-end fiscal 2014 to Rs. 236.5 billion at year-end fiscal 2015 primarily on account of an increase in investment in government securities, equity shares and corporate bonds and debentures, offset, in part, by a decrease in investment in mutual funds and certificates of deposits.

Investments of ICICI Securities Primary Dealership Limited increased from Rs. 90.9 billion at year-end fiscal 2014 to Rs. 129.0 billion at year-end fiscal 2015 primarily on account of an increase in investment in government securities and corporate bonds.

Investments of ICICI Lombard General Insurance Company increased from Rs. 87.5 billion at year-end fiscal 2014 to Rs. 98.2 billion at year-end fiscal 2015 primarily on account of an increase in investment in equity shares, and government securities, offset, in part, by a decrease in investment in certificates of deposits.

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

Net retail advances of ICICI Bank increased by 24.6% from Rs. 1,320.1 billion at year-end fiscal 2014 to Rs. 1,644.4 billion at year-end fiscal 2015 primarily due to an increase in home loans and automobile loans portfolio. Net advances of the overseas branches of ICICI Bank marginally increased in U.S. dollar terms from US$ 15.0 billion at year-end fiscal 2014 to US$ 15.1 billion at year-end fiscal 2015. However, due to exchange rate movements, the net advances of overseas branches, in rupee terms, increased by 4.9% from Rs. 897.0 billion at year-end fiscal 2014 to Rs. 941.2 billion at year-end fiscal 2015. The rupee depreciated from Rs. 59.92 per U.S. dollar at year-end fiscal 2014 to Rs. 62.50 per U.S. dollar at year-end fiscal 2015. Net advances of ICICI Home Finance Company increased by 16.1% from Rs. 65.6 billion at year-end fiscal 2014 to Rs. 76.2 billion at year-end fiscal 2015 primarily due to an increase in retail loans.

Loans of ICICI Bank UK increased from Rs. 166.2 billion at year-end fiscal 2014 to Rs. 189.7 billion at year-end fiscal 2015 primarily due to an increase in the corporate loan book and depreciation of rupee against dollar offset, in part, by a reduction in the foreign currency convertible bond portfolio due to maturities.

Loans of ICICI Bank Canada decreased from Rs. 260.3 billion at year-end fiscal 2014 to Rs. 254.2 billion at year-end fiscal 2015 primarily due to depreciation of Canadian dollar against the Rupee. However, in terms of Canadian dollar, the loan portfolio of ICICI Bank Canada increased from CAD 4.8 billion at year-end fiscal 2014 to CAD 5.2 billion at year-end fiscal 2015 due to an increase in the securitized insured mortgage portfolio, offset, in part, by a decrease in the corporate loan portfolio.

See also “Business – Loan Portfolio”.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased by 6.6% from Rs. 55.1 billion at year-end fiscal 2014 to Rs. 58.7 billion at year-end fiscal 2015. Other assets decreased by 6.4% from Rs. 638.7 billion at year-end fiscal 2014 to Rs. 597.7 billion at year-end fiscal 2015 primarily due to a decrease in mark-to-market amount and receivables on foreign exchange and derivative transactions and trade receivables pending settlement, offset, in part, by an increase in the Rural Infrastructure Development Fund and other related deposits made in lieu of shortfall in directed lending requirements. The Rural Infrastructure and Development Fund and other related deposits made in lieu of shortfall in directed lending requirements increased from Rs. 248.2 billion at year-end fiscal 2014 to Rs. 284.5 billion at year-end fiscal 2015.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Deposits	Rs.	3,595,127	Rs.	3,859,552	US$	58,257	7.4%
Borrowings(1)		1,835,421		2,112,520		31,887	15.1
Other liabilities(2)		1,262,670		1,416,616		21,383	12.2
Minority interest		20,108		25,058		378	24.6
Total liabilities		6,713,326		7,413,746		111,905	10.4
Equity share capital		11,550		11,597		175	0.4
Reserves and surplus(3)		752,748		835,449		12,611	11.0
Total liabilities (including capital and reserves)	Rs.	7,477,624	Rs.	8,260,792	US$	124,691	10.5%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.
(2)	Includes proposed dividend (including corporate dividend tax) of Rs. 32.7 billion in fiscal 2015 (fiscal 2014: Rs. 29.6 billion).
(3)	Includes employees’ stock options outstanding.

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

The deposits of ICICI Bank Canada decreased from Rs. 132.1 billion at year-end fiscal 2014 to Rs. 109.3 billion at year-end fiscal 2015, primarily due to a decrease in term deposits from Rs. 96.2 billion at year-end fiscal 2014 to Rs. 78.9 billion at year-end fiscal 2015 and a decrease in savings account deposits from Rs. 31.8 billion at year-end fiscal 2014 to Rs. 25.9 billion at year-end fiscal 2015. ICICI Bank Canada funds its mortgage loan portfolio through securitization borrowings. Corporate loan portfolio of ICICI Bank Canada decreased due to maturity of loans, resulting in lower requirement of deposits in fiscal 2015. As a result, deposits of ICICI Bank Canada decreased at year-end fiscal 2015 as compared to year-end fiscal 2014.

Deposits of ICICI Bank UK decreased from Rs. 151.8 billion at year-end fiscal 2014 to Rs. 142.8 billion at year-end fiscal 2015, primarily due to a decrease in savings account deposits and term deposits.

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

Borrowings

Borrowings (including redeemable non-cumulative preference shares and subordinated debt) increased by 15.1% from Rs. 1,835.4 billion at year-end fiscal 2014 to Rs. 2,112.5 billion at year-end fiscal 2015. Borrowings of ICICI Bank increased from Rs. 1,547.6 billion at year-end fiscal 2014 to Rs. 1,724.2 billion at year-end fiscal 2015, primarily due to an increase in bond borrowing including long-term bonds (for financing infrastructure projects and low-cost housing) and foreign currency bond borrowings, refinance borrowings, term borrowings and borrowings from the Reserve Bank of India under the liquidity adjustment facility, offset, in part, by a decrease in call money borrowed and commercial paper borrowings. The increase in overseas borrowings also reflects rupee depreciation in fiscal 2015.

Further, borrowings of ICICI Securities Primary Dealership increased from Rs. 86.7 billion at year-end fiscal 2014 to Rs. 131.3 billion at year-end fiscal 2015 primarily due to an increase in repo borrowings and borrowings from the Reserve Bank of India. Borrowings of ICICI Bank Canada increased from Rs. 113.3 billion at year-end fiscal 2014 to Rs. 133.8 billion at year-end fiscal 2015, primarily due to an increase in borrowings through securitization of mortgages. Borrowings of ICICI Bank UK decreased marginally from Rs. 72.2 billion at year-end fiscal 2014 to Rs. 71.5 billion at year-end fiscal 2015. See also “Business—Funding”.

Other liabilities

Other liabilities primarily consist of liabilities on insurance policies in force, pertaining to our insurance subsidiaries, and proposed dividend including corporate dividend tax. Other liabilities increased by 12.2% from Rs. 1,262.7 billion at year-end fiscal 2014 to Rs. 1,416.6 billion at year-end fiscal 2015 primarily due to an increase in liabilities on policies in force of our life insurance business from Rs. 749.3 billion at year-end fiscal 2014 to Rs. 936.2 billion at year-end fiscal 2015. The increase in liabilities on insurance policies in force was primarily due to an increase in linked liabilities due to improved market conditions in fiscal 2015.

Other liabilities include proposed dividends (including corporate dividend tax) of Rs. 32.7 billion in fiscal 2015 compared to Rs. 29.6 billion in fiscal 2014. In India, dividends declared for a fiscal year are normally paid in the following year. We declared a dividend of Rs. 4.60 per equity share for fiscal 2014, which were paid in fiscal 2015. We declared a dividend of Rs. 5.00 per equity share for fiscal 2015, which has been paid in fiscal 2016.

Equity share capital and reserves

Stockholders’ equity increased from Rs. 764.3 billion at year-end fiscal 2014 to Rs. 847.0 billion at year-end fiscal 2015 primarily due to the annual accretion to reserves out of profit, offset, in part, by reduction of reserves due to dividend proposed by the Bank for fiscal 2015 and provisions made through reserves with the prior approval of the Reserve Bank of India on outstanding funded interest term loans pertaining to loans restructured prior to 2008. In 2008, the Reserve Bank of India issued guidelines on debt restructuring, which required banks to fully provide for interest income on restructured loans, which is funded by a funded interest term loan that is repaid based on a contracted maturity schedule. ICICI Bank has been providing fully for any interest income which is funded through a funded interest term loan for accounts restructured subsequent to the issuance of the guideline. However, in fiscal 2015, the Reserve Bank of India required similar treatment for funded interest term loans pertaining to loans restructured prior to the 2008 guidelines which are yet to be re-paid. Since this item related to prior years, ICICI Bank, with the approval of the Reserve Bank of India, fully provided for outstanding funded interest term loans by debiting it reserves by Rs. 9.3 billion in fiscal 2015. See also “Consolidated Financial Statements—Schedules—Schedule 18-—Notes forming part of the accounts—14. Provision on Funded Interest Term Loan”.

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

The following table sets forth, at the dates indicated, the notional amount of foreign exchange and interest rate derivatives contracts.

	Notional principal amounts								Balance sheet fair value(1)
	At March 31,								At March 31,
	2014		2015		2016		2016		2014		2015		2016		2016
	(in millions)
Interest rate products:
Swap agreements	Rs.	3,476,714	Rs.	4,361,764	Rs.	4,825,926	US$	72,844	Rs.	14,544	Rs.	15,838	Rs.	19,289	US$	291
Others		102,529		116,734		53,847		813		(38)		280		(449)		(7)
Total interest rate products	Rs.	3,579,243	Rs.	4,478,498	Rs.	4,879,773	US$	73,657	Rs.	14,506	Rs.	16,118	Rs.	18,840	US$	284
Foreign exchange products:
Forward contracts	Rs.	2,839,616	Rs.	3,035,674	Rs.	3,770,911	US$	56,919	Rs.	2,417	Rs.	(7,599)	Rs.	1,534	US$	23
Swap agreements		616,816		534,420		468,883		7,077		8,532		(340)		2,902		44
Others		450,440		535,252		462,022		6,974		(9,223)		(2,013)		(2,608)		(39)
Total foreign exchange products	Rs.	3,906,872	Rs.	4,105,346	Rs.	4,701,816	US$	70,970	Rs.	1,726	Rs.	(9,951)	Rs.	1,828	US$	28

(1)	Denotes the net mark-to-market impact of the derivatives and foreign exchange products on the reporting date.

The notional principal amount of interest rate products increased from Rs. 4,478.5 billion at year-end fiscal 2015 to Rs. 4,879.8 billion at year-end fiscal 2016. The notional principal amount of foreign exchange products increased from Rs. 4,105.3 billion at year-end fiscal 2015 to Rs. 4,701.8 billion at year-end fiscal 2016. The credit exposure on interest rate derivatives increased from Rs. 76.9 billion at year-end fiscal 2015 to Rs. 79.4 billion at year-end fiscal 2016. The credit exposure on foreign exchange derivatives increased from Rs. 202.3 billion at year-end fiscal 2015 to Rs. 206.5 billion at year-end fiscal 2016.

An interest rate swap does not entail the exchange of notional principal, and the cash flow arises because of the difference between the interest rate pay and receive portions of the swap, which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making, which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in the generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counterparty, the net market risk of the two transactions will be zero whereas the notional principal amount of the portfolio will be the sum of both transactions. We had no funded credit derivatives instruments and non-funded credit derivatives instruments at year-end fiscal 2016 and year-end fiscal 2015.

Securitization

The Bank primarily securitizes retail and corporate loans through securitization transactions involving special purpose entities, usually constituted as trusts. Post securitization of the loans, we continue to act as the servicing agent and maintain customer account relationships and service these set of loans transferred to the securitization trusts. The securitization transactions can be either with or without credit enhancement. In accordance with the Reserve Bank of India guidelines for securitization of standard assets, with effect from February 1, 2006, the Bank accounts for any loss arising from securitization immediately at the time of sale, and the profit/premium arising from securitization is amortized over the life of the securities issued or to be issued by the special purpose vehicle to which the assets are sold. In accordance with the Reserve Bank of India guidelines for securitization of standard assets, with effect from May 7, 2012, the Bank accounts for any loss arising from securitization immediately at the time of sale and the profit/premium arising from securitization is amortized over the life of the transaction based on the method prescribed by the Reserve Bank of India guidelines.

The Bank acts in different capacities and under different contracts for a consideration including as originator, liquidity facility provider, servicing agent credit enhancement provider, underwriter, senior contributor etc.

In a securitization transaction, the excess interest spreads from the underlying assets in securitization transactions are generally subordinated to provide credit enhancement. In addition to the subordination of excess interest spreads, the Bank in a separate capacity provides external credit enhancement facilities to mitigate cash flow shortfalls that may arise from the underlying asset delinquencies. These facilities include first loss credit enhancement representing the first or primary level of protection provided to bring the ratings accorded to the beneficial interests of senior contributors to investment grade. The Bank also provides second loss credit enhancement representing a subsequent level of protection provided to protect the beneficiaries against further cash flow shortfalls. The Bank has provided credit enhancement (first loss and second loss enhancement) on the securitized pools originated by the Bank and guarantees (second loss enhancement) provided to the pools originated by a third party. The Bank, in a separate capacity, provides liquidity facilities to help smoothen the timing differences faced by the special purpose vehicles between the receipt of cash flows from the underlying assets and the payments to be made to the investors. The liquidity facility enjoys a priority of claim over the future cash flows from the underlying assets, which is even senior to the claims of the senior contributors.

With respect to the securitized pools originated by the Bank, the first loss and second loss credit enhancements are provided either in the form of undertakings or cash collateral in a current account operated by the trust.

The total outstanding first loss credit enhancements at year-end fiscal 2016 were Rs. 2.23 billion and second loss credit enhancements were Rs. 1.76 billion for securitized pools originated by the Bank. With respect to the second loss guarantees provided to the third party originated pools, the outstanding at fiscal 2016 was Rs. 4.09 billion.

Our Canadian subsidiary has entered into securitization arrangements in respect of its originated and purchased (originated by third parties) residential mortgages, to issue National Housing Act Mortgage-backed Securities and also participates in Canada Mortgage Bonds program as a seller. The National Housing Act Mortgage-backed Securities are backed by pools of amortizing residential mortgages insured by the Canada Mortgage and Housing Corporation or approved third party insurers. At the time of origination, all of the originated residential mortgages are insured by one of the three largest mortgage default insurers in Canada covering our subsidiary against any loss on account of mortgage default. The Canada Mortgage Bonds is a guaranteed, semi-annual coupon, bullet-maturity bond, which are issued by a special purpose trust, known as Canada Housing Trust. As required under the Canada Mortgage Bonds program, our Canadian subsidiary, as an issuer, has undertaken to remit monthly to the Central Payor and Transfer Agent the payments of principal and interest accrued and due on the mortgage loans in the pools. ICICI Bank Canada assumes prepayment risk on the Canada Mortgage Bonds program which is hedged through a swap arrangement. At March 31, 2016, the outstanding balance of such securitized insured mortgages were CAD 2,967.6 million.

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 1,498.9 billion (including fund-based commitments fungible with non-fund-based facilities) at year-end fiscal 2016, compared to Rs. 1,240.8 billion at year-end fiscal 2015. The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Capital Commitments

We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The estimated amounts of contracts remaining to be executed on capital projects increased from Rs. 5.8 billion at year-end fiscal 2015 to Rs. 6.1 billion at year-end fiscal 2016.

Other Contractual Obligations

The following table sets forth certain contractual obligations at year-end fiscal 2016.

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions, except percentages)
Long-term debt obligations	Rs.	1,599,458	Rs.	300,155	Rs.	418,326	Rs.	479,599	Rs.	401,378
Time deposits		2,462,834		1,972,452		387,611		81,134		21,637
Life-insurance obligations(1)		1,384,946		(43,405)		(142,106)		51,286		1,519,171
Gratuity obligations(2)		14,868		1,575		3,006		3,092		7,195	(3)
Pension obligations(2)		10,418		804		2,108		2,331		5,175	(3)
Operating lease obligations		2,235		471		357		838		569
Guarantees(4),(5)
Financial guarantees		460,968		288,690		100,371		52,744		19,163
Performance guarantees		630,784		354,470		194,122		66,511		15,681
Total	Rs.	6,566,511	Rs.	2,875,212	Rs.	963,795	Rs.	737,535	Rs.	1,977,599

(1)	The amounts shown represent an estimate of undiscounted cash flows under life insurance contracts. The cash flows shown consist of expected benefit payments net of premiums receivable as per the contractual terms. Cash flows associated with benefit payments are projected based on assumptions for factors like mortality and investment returns. The cash flows included in the above table are different from the liabilities on policies in effect at year-end fiscal 2016 that are disclosed in the balance sheet because the liabilities are disclosed at discounted values and include an allowance for other non-contractual cash flows, such as expenses.

(2)	Based on actuarial assumptions.

(3)	Based on outflow estimates between five and 10 years.

(4)	The amount represents maximum amount of obligation,

(5)	Based on contractual maturity.

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

Operating lease obligations

We have commitments under long-term operating leases principally for premises. The following table sets forth a summary of future minimum lease rental commitments at year-end fiscal 2016.

Lease rental commitments for fiscal	(in millions)
2017	Rs.	471
2018		199
2019		158
2020		134
2021		704
Thereafter		569
Total minimum lease commitments	Rs.	2,235

Guarantees

As a part of our project financing and commercial banking activities, we have issued bank guarantees to support business requirements of our clients. Guarantees represent irrevocable assurances that the Bank will pay in the event a customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary, when a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary, where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years. The credit risks, as well as the operating risks, associated with bank guarantees are similar to those relating to other types of unfunded facilities. We enter into guarantee arrangements after conducting appropriate due diligence on our clients. We generally review these facilities on an annual basis. If a client’s risk profile deteriorates to an unacceptable level, we may choose not to renew the guarantee upon expiry or may require additional security sufficient to protect our exposure. Guarantees increased by 1.8% from Rs. 1,072.3 billion at year-end fiscal 2015 to Rs. 1,091.8 billion at year-end fiscal 2016.

The following table sets forth, at the dates indicated, guarantees outstanding.

	At year-end fiscal
	2014			2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Financial guarantees	Rs.	532,814	(1)	Rs.	461,262	Rs.	460,968	US$	6,958	-
Performance guarantees		554,784	(1)		611,080		630,784		9,521	3.2
Total guarantees	Rs.	1,087,598		Rs.	1,072,342	Rs.	1,091,752	US$	16,479	1.8%

(1)	In fiscal 2014, based on the guidelines issued by the Reserve Bank of India, advance payment guarantees were re-classified from performance guarantees to financial guarantees.

Financial guarantees constituted approximately 42% of our guarantee exposure at year-end fiscal 2016. Of these financial guarantees, approximately 27% were issued towards risk participation, syndication and favoring other lenders as beneficiaries to allow our clients to avail credit assistance or credit enhancement from other lenders. The remaining financial guarantees were issued to support other business requirements of our clients, such as guarantees for the procurement of goods or guarantees in lieu of security/cash deposits etc. Performance guarantees constituted 58% of our guarantee exposure at year-end fiscal 2016.

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

We also issue guarantees for clients to whom we have provided other funded facilities in the form of loans. Our outstanding amounts of such guarantees related to non-performing and restructured loans were Rs. 25.7 billion and Rs. 37.0 billion, respectively, at year-end fiscal 2016. The guarantees we issue are not unilaterally changed or revised when a related loan is restructured. Guarantees are valid for a specified amount and a specified period. Any change in expiry date or amount requires the consent of both the beneficiary and the guarantor.

In some cases, we have collateral available to reimburse potential losses on our guarantees. Margins in the form of cash and fixed deposit available to us to reimburse losses realized under guarantees amounted to Rs. 78.7 billion at year-end fiscal 2016, compared to Rs. 68.5 billion at year-end fiscal 2015. Other property or security may also be available to us to cover losses under these guarantees.

Our related party guarantees amounted to Rs. 0.5 million at year-end fiscal 2016.

The following table sets forth the roll-forward of activity for guarantees at year-end fiscal 2016.

Particulars	Performance Guarantees		Financial Guarantees
	(in millions)
Opening balance at April 1, 2015	Rs.	611,080	Rs.	461,262
Additions: Issued during the year		261,162		265,519
Deletions: Closed due to expiry/termination during the year		(235,834)		(255,847)
Invoked and paid during the year		(5,624)		(9,966)
Closing balance at year-end fiscal 2016	Rs.	630,784	Rs.	460,968

Capital Resources

We actively manage our capital to meet regulatory norms and current and future business needs, considering the risks in its businesses, expectations of rating agencies, shareholders and investors, and the available options of raising capital. Its capital management framework is administered by the Finance Group and the Risk Management Group under the supervision of the Board and the Risk Committee. The capital adequacy position and assessment is reported to the Board and the Risk Committee periodically.

Regulatory capital

Reserve Bank of India issued final Basel III guidelines, applicable with effect from April 1, 2013 which is implemented in a phased manner through till March 31, 2019 as per the transitional arrangement provided by the Reserve Bank of India for Basel III implementation. The Basel III rules on capital consist of measures on improving the quality, consistency and transparency of capital, enhancing risk coverage, introducing a supplementary leverage ratio, reducing pro-cyclicality and promoting counter-cyclical buffers and addressing systemic risk and inter-connectedness.

At year-end fiscal 2016, ICICI Bank was required to maintain a minimum common equity Tier 1 risk-based capital ratio of 6.13%, a minimum Tier 1 risk-based capital ratio of 7.63% and a minimum total risk-based capital ratio of 9.63%. Under Pillar 1 of the Reserve Bank of India’s Basel III guidelines, we follow the standardized approach for measurement of credit risk, standardized duration method for measurement of market risk and the basic indicator approach for measurement of operational risk. We are in the process of implementing various projects for migrating to the advanced approaches for calculating risk-based capital requirements.

In March 2016, the Reserve Bank of India issued guidelines expanding the eligibility for common equity Tier 1 capital to include 45.0% of revaluation reserves, which earlier qualified for inclusion in Tier 2 capital, and 75.0% of foreign currency translation reserves. The guidelines further allowed recognition of deferred tax assets arising due to timing differences, excluding accumulated losses, as Tier 1 capital up to 10.0% of a bank’s common equity Tier 1 capital in line with the norms of the Basel Committee on Banking Supervision. The amount of deferred tax assets which is not deducted from common equity Tier 1 capital is to be risk weighted at 250%.

Further, as per the framework issued for Domestic Systemically Important Banks in July 2014, The Reserve Bank of India, on August 31, 2015, declared ICICI Bank as one of the Domestic Systemically Important Banks. Based on the methodology provided in the Domestic Systemically Important Banks framework, ICICI Bank has been placed in bucket 1 (lowest bucket) with additional common equity Tier 1 requirement as a percentage of risk-weighted assets of 0.2%. This additional requirement is applicable from April 1, 2016 in a phased manner and would become fully effective from April 1, 2019. The additional common equity Tier 1 requirement will be in addition to the capital conservation buffer. The additional common equity Tier 1 requirement for fiscal 2017 is 0.05% of risk-weighted assets.

Unconsolidated capital adequacy position

The following table sets forth, at the dates indicated, regulatory capital, risk-weighted assets and risk-based capital ratios computed in accordance with the Reserve Bank of India’s Basel III guidelines and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian GAAPs.

	As per the Reserve Bank of India’s Basel III guidelines
	At year-end fiscal
	2015		2016		2016
	(in millions, except percentages)
Common equity Tier 1 capital	Rs.	696,610	Rs.	789,594	US$	11,919
Tier 1 capital		696,610		794,824		11,998
Tier 2 capital		230,828		215,127		3,247
Total capital	Rs.	927,437	Rs.	1,009,951	US$	15,244
Credit risk: risk-weighted assets	Rs.	4,741,559	Rs.	5,263,179	US$	79,444
Market risk: risk-weighted assets		334,227		310,412		4,685
Operational risk: risk-weighted assets		373,172		497,535		7,510
Total risk-weighted assets	Rs.	5,448,958	Rs.	6,071,126	US$	91,639
Common equity Tier 1 risk-based capital ratio		12.8%		13.0%
Tier 1 risk-based capital ratio		12.8%		13.1%
Tier 2 risk-based capital ratio		4.2%		3.5%
Total risk-based capital ratio		17.0%		16.6%

In fiscal 2016, capital funds (net of deductions) increased by Rs. 82.5 billion from Rs. 927.4 billion at year-end fiscal 2015 to Rs. 1,010.0 billion at year-end fiscal 2016 primarily due to inclusion of retained earnings for fiscal 2016, recognition of foreign currency translation reserve at a discount of 25% and revaluation reserve at a discount of 55% in common equity Tier 1 capital, risk weighting of deferred tax assets at 250% instead of full deduction from Tier 1 capital and lower deduction for investment in subsidiaries mainly due to repatriation of capital from overseas banking subsidiary and sale of shareholding in insurance subsidiaries, offset, in part, by, decrease in eligible amount of non-common equity capital due to application of Basel III grandfathering rules.

Risk-weighted assets relating to credit risk increased by Rs. 521.6 billion from Rs. 4,741.6 billion at year-end fiscal 2015 to Rs. 5,263.2 billion at year-end fiscal 2016 primarily due to an increase of Rs. 535.0 billion in risk-weighted assets for on-balance sheet assets, offset, in part, by a decrease of Rs. 13.4 in risk-weighted assets for off-balance sheet assets.

Risk-weighted assets relating to market risk decreased by Rs. 23.8 billion from Rs. 334.2 billion at year-end fiscal 2015 to Rs. 310.4 billion at year-end fiscal 2016 primarily due to a decrease in positions of interest rate related instruments.

Risk-weighted assets relating to operational risk at year-end fiscal 2016 were Rs. 497.5 billion. The operational risk capital charge is computed based on 15% of the average of the previous three financial years’ gross income and is revised on an annual basis at June 30. Risk-weighted assets are arrived at by multiplying the capital charge by 12.5.

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

At year-end fiscal 2016, our total risk-based capital ratio at the consolidated level as per Basel III guidelines stipulated by the Reserve Bank of India were common equity Tier 1 risk-based capital ratio of 12.9%, Tier 1 risk-based capital ratio of 13.1% and total risk-based capital ratio of 16.6% against the current requirement of minimum common equity Tier 1 capital ratio of 6.13%, a minimum Tier 1 capital ratio of 7.63% and a minimum total capital ratio of 9.63% respectively.

Internal assessment of capital

Our capital management framework includes a comprehensive internal capital adequacy assessment process conducted annually which determines the adequate level of capitalization for us to meet regulatory standards and current and future business needs, including under stress scenarios. The internal capital adequacy assessment process is formulated at both the stand alone bank level and the consolidated group level. The process encompasses capital planning for a four-year time horizon, identification and measurement of material risks and the relationship between risk and capital.

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

Based on the internal capital adequacy assessment process, we determine the level of capital that needs to be maintained by considering the following in an integrated manner:

•	strategic focus, business plan and growth objectives;

•	regulatory capital requirements as per the Reserve Bank of India guidelines;

•	assessment of material risks and impact of stress testing;

•	perception of shareholders and investors;

•	future strategy with regard to investments or divestments in subsidiaries; and

•	evaluation of options to raise capital from domestic and overseas markets, as permitted by the Reserve Bank of India from time to time.

We continue to monitor further developments and believe that its current robust capital adequacy position and demonstrated track record of access to domestic and overseas markets for capital raising will enable us to maintain the necessary levels of capital as required by regulations while continuing to grow our business.

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

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of our assets, primarily the corporate and project finance and home loan portfolio, have medium or long-term maturities, creating a potential for funding mismatches. We actively monitor our liquidity position and attempts to maintain adequate liquidity at all times to meet all the requirements of our depositors and bondholders, while also meeting the credit demand of our customers.

We seek to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the organization to enable optimal liquidity management. A separate group is responsible for liquidity management. We are required to submit a rupee gap reports for domestic operations on a fortnightly basis to the Reserve Bank of India. Pursuant to the Reserve Bank of India guidelines, the liquidity gap (if negative) must not exceed 5.0%, 10.0%, 15.0% and 20.0% of cumulative outflows in the 1-day, up to 7-day, up to 14-day and up to 30-day time categories, respectively. We prepare a daily maturity gap analysis for the overseas operations and rupee book for the domestic operations. Our static gap analysis is also supplemented by a short-term dynamic cash-flow analysis, in order to provide the liability raising units with a fair estimate of our funding requirements in the near-term. In addition, we monitor certain liquidity ratios on a bi-monthly basis. We also monitor liquidity coverage ratio which has been applicable from January 1, 2015. We have a liquidity contingency plan in place, through which it monitors key indicators that could signal potential liquidity challenges, to enable it to take necessary measures to ensure sufficient liquidity.

We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in India are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. We also have recourse to the liquidity adjustment facility and marginal standing facility which are short-term funding arrangements provided by the Reserve Bank of India. We generally maintain a substantial portfolio of high quality liquid securities that may be sold on an immediate basis to meet our liquidity needs. We also have the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasions have touched highs of 100.0% and above. To curtail reliance on such volatile funding, our liquidity management policy has stipulated daily limits for borrowing and lending in this market. our limit on daily borrowing is more conservative than the limit set by the Reserve Bank of India. ICICI Securities Primary Dealership, like us, relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates.

Our gross liquid assets consist of cash, nostro balances, overnight and other short-term money market placements, government bonds and treasury bills (including investments eligible for reserve requirements and net of borrowings on account of repurchase agreements, the liquidity adjustment facility and the marginal standing facility), corporate bonds (rated AA and above), other money market investments such as commercial paper and certificates of deposits and mutual fund investments. We deduct short-term money-market borrowings (borrowings with maturity up to 28 days) from the aggregate of these assets to determine net liquid assets.

We maintain a significant portion of our demand and time liabilities in forms required pursuant to regulatory reserve requirements imposed by the Reserve Bank of India. The Reserve Bank of India stipulates a cash reserve ratio applicable to Indian banks, which requires us to maintain an average percentage of our demand and time liabilities as a cash balance deposited with the Reserve Bank of India over 14-day periods. At year-end fiscal 2016, the cash reserve ratio requirement percentage was 4.00%. In addition, cash reserves may not fall below 90% (with effect from April 16, 2016) of the required cash reserve ratio on any day during any 14-day reporting period.

The Reserve Bank of India also stipulates a statutory liquidity ratio applicable to Indian banks, which requires us to maintain a certain percentage of demand and time liabilities in certain prescribed investments. At year-end fiscal 2016, the statutory liquidity ratio requirement percentage was 21.5%. The statutory liquidity ratio is scheduled to come down progressively by 25 basis points every quarter in fiscal 31, 2017 to 20.5%. We generally hold more statutory liquidity ratio eligible securities than the statutory liquidity ratio requirement. Statutory liquidity ratio eligible instruments include cash, gold or approved unencumbered securities.

At various of our overseas branches, certain reserves are maintained pursuant to local regulations. We have complied with these local reserve requirements in fiscal 2016.

The Reserve Bank of India on June 9, 2014 issued final guidelines on the Basel III framework on liquidity standards including liquidity coverage ratio, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards. The liquidity coverage ratio promotes short-term resilience of banks to potential liquidity disruptions by ensuring that banks have sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days. As per the guidelines, the liquidity coverage ratio requirement was effective January 1, 2015 with a minimum requirement of 60.0% starting from January 1, 2015 (currently the minimum requirement is 70.0%), and will rise in equal steps to reach 100.0% on January 1, 2019. We have been computing our liquidity coverage ratio on monthly basis since January 2015 as per the Reserve Bank of India guidelines. The liquidity coverage ratio of the Group, based on month end values, for the three months ended March 31, 2016 was 89.5%.

We maintain liquid assets in addition to statutory liquidity ratio and cash reserve ratio requirement. Throughout fiscal 2016, we maintained adequate reserves as per the regulatory requirements mentioned above.

The following table sets forth the components of our average and balance sheet date liquid assets.

	At March 31, 2015		Fortnightly average for fiscal 2016		At March 31, 2016
		(in billions)
Statutory liquidity ratio eligible investments and other government securities, net of borrowings on account of repurchase agreement, liquidity adjustment facility and collateralized borrowings	Rs.	952.0	Rs.	1,032.8	Rs.	1,091.17
Balance with central banks and current accounts with other banks		310.0		222.8		299.83
Other liquid assets		249.5		223.9		471.59
Gross liquid assets		1,511.5		1,479.5		1,862.59
(Less) Short-term borrowings		–		1.5		–
Net liquid assets	Rs.	1,511.5	Rs.	1,478.0	Rs.	1,862.6

We held net liquid assets totaling Rs. 1,862.6 billion at year-end fiscal 2016, compared to Rs. 1,511.5 billion at year-end fiscal 2015. In fiscal 2016, We held fortnightly average net liquid assets of Rs. 1,478.0 billion. In addition to the amounts included in net liquid assets above, at year-end fiscal 2016, we also held other fixed income non-government securities totaling Rs. 42.7 billion, compared to Rs. 72.9 billion at year-end fiscal 2015.

In compliance with local regulations, some of our overseas branches are required to maintain a ‘net due to’ position with other group entities i.e. they can only be a net borrower up to a specified amount. Accordingly, only the liquidity maintained in excess of such ‘net due to’ requirements can be utilized at other group entities. At year-end fiscal 2016, such overseas branches of the Bank held net liquid assets of Rs. 73.0 billion, which are included in our overall net liquid assets of the Bank of Rs. 1,862.6 billion.

We also have access to other reliable sources of liquidity. The Reserve Bank of India conducts repurchase and reverse repurchase transactions with banks through its liquidity adjustment facility and marginal standing facility to carry out monetary policy and manage liquidity for the Indian banking system. The Reserve Bank of India stipulates an interest rate applicable to such repurchase, reverse repurchase agreements and marginal standing facility, known as the repo rate, reverse repo rate and marginal standing facility rate respectively. At year-end fiscal 2016, the Reserve Bank of India repo rate, reverse repo rate and marginal standing facility rate were 6.75%, 5.75% and 7.75% respectively. The liquidity adjustment facility and marginal standing facility are available throughout the year. Under the marginal standing facility, in addition to the eligible securities a bank holds in excess of the statutory requirement, banks can borrow overnight up to 2.0% of their respective net demand and time liabilities outstanding at the end of the second preceding 14-day period. Further, there is a liquid market for repurchase transactions with other market counterparties. Banks may enter into repurchase transactions with the Reserve Bank of India or other market counterparties against the statutory liquidity ratio eligible securities that hold in excess of the statutory requirement.

At year-end fiscal 2016, we had government securities amounting to Rs. 195.8 billion eligible for borrowings through the liquidity adjustment facility and marginal standing facility from the Reserve Bank of India.

The Reserve Bank of India uses the liquidity adjustment facility and the marginal standing facility to implement monetary policy. The Reserve Bank of India has the right to suspend the liquidity adjustment facility or reduce the amounts that Indian banks can access through the liquidity adjustment facility on any day on a proportionate basis for all banks. Such policy changes could affect the operations of these facilities and could restrict Indian banks, including us, from accessing these facilities. The Reserve Bank of India has restricted liquidity provision through the overnight liquidity adjustment facility to a specified ratio of net demand and time liabilities and increasingly provides liquidity through term repurchase agreements of various maturities. At year-end fiscal 2016, the liquidity provision through the overnight liquidity adjustment facility was capped at 0.25% of net demand and time liabilities of banks.

We have a well-defined borrowing program for the overseas operations. In order to maximize borrowings at a reasonable cost through our branches, liquidity in different markets and currencies is targeted. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings and inter-bank bilateral loans. We also raise refinance from other banks against buyer’s credit and other trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. We also mobilize retail deposit liabilities, in accordance with the regulatory framework in place in the respective host country.

We have the ability to use our rupee liquidity in India to meet refinancing needs at our overseas branches, although this may be at a relatively high cost based on swap and exchange rates prevailing at the time of such refinancing. We raised the equivalent of US$ 1,393 million through issuances of Chinese Yuan (CNH) denominated bond in July 2015 (original maturity of three years), US$ denominated bond in August 2015 (original maturity of five years), in December 2015 (original maturity three years and 10 years) and in March 2016 (original maturity 10 years); Australian dollar (AUD) denominated bond in November 2015 (original maturity of three years) and Singapore dollar (SGD) denominated bond in November 2015 (original maturity of three years). The terms of our bond issuances and loans from other financial institutions and export credit agencies contain cross-default clauses, restrictions on our ability to merge or amalgamate with another entity and restrictions on our ability to prematurely redeem or repay such bonds or loans. The terms of our subordinated debt issuances eligible for inclusion in Tier 1 or Tier 2 capital include the suspension of interest payments in the event of losses or capital deficiencies, and a prohibition on redemption, even at maturity or on specified call option dates, without the prior approval of the Reserve Bank of India. We are currently not, and does not expect to be, in breach of any material covenants of our borrowings that would be construed as events of default under the terms of such borrowings.

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

In respect of our domestic operations, we may enter into collateralized borrowings in the form of repurchase transactions with the Reserve Bank of India or through Clearing Corporation of India Limited, a centralized clearing counterparty or with the market counterparties, against the statutory liquidity ratio eligible securities to meet expected and unexpected borrowings requirements. In general, the face value of collateral given for any such loan is higher than the value of the loan. This difference is referred to as a haircut. The haircut for all such securities borrowed from the Reserve Bank of India is stipulated by them. In case of borrowings through products settled through Clearing Corporation of India Limited, the value of the collateral under repo/collateralized lending and borrowing obligations is computed after applying a haircut as stipulated by the Clearing Corporation of India Limited. Further, members of Clearing Corporation of India Limited’s collateralized lending and borrowing obligations segment are also required to maintain margin contributions in relation to their borrowing/lending obligation at any point of time which act as cushion against any fall in the value of the underlying collateral. We hold sufficient securities in our account to meet additional collateral requirements if required and systems and processes are in place to ensure sufficient balance in our Principal-Securities General Ledger account, Repo Constituent - Securities General Ledger account, Clearing Corporation of India Limited Securities Guarantee Fund/collateralized lending and borrowing obligations margin account resulting in smooth settlement of transactions.

Further, in case of any emergency requirement, additional securities may be transferred to our Securities Guarantee Fund/collateralized lending and borrowing obligations margin account on a T+0 basis. In case of corporate bond repo, the value of the securities is computed after applying the minimum haircut as stipulated by the Reserve Bank of India depending upon the credit rating of the underlying security. The Bank also deals with central counterparties for settlement of government securities outright and repo transactions, forex transactions, interest rate and currency derivatives for which it needs to contribute towards margin obligations. We will be required to post additional collateral in case of downgrade in the external credit rating of the Bank under letter of credit, stand by letter of credit, bank guarantee and unfunded risk participation agreements. In respect of overseas branch operations, generally, the collateral requirements are applicable to banks which have outstanding borrowings or derivative transactions that are subject to margin reset and consequent collateral deposits are governed by a Credit Support Annex respectively. Certain Credit Support Annexes have a clause which requires the counterparties to post/transfer the collateral for an ‘out-of-money’ derivative transaction with the swap counterparty to mitigate the credit risk based upon a threshold credit rating or downgrade in credit rating. We have an Asset Liability Management Committee approved framework for accepting covenants, linked to credit rating downgrade of the Bank and a breach in thresholds of certain financial covenants as a part of borrowing agreements and a stress scenario has been formulated linked to potential outflows due to a breach of rating downgrade covenants. Further, in respect of the overseas branch operations, we have an Asset Liability Management Committee approved framework for incorporating additional collateral posting, acceleration clauses linked to downgrade in the external credit rating of the Bank in letter of credit, stand by letter of credit, bank guarantee and unfunded risk participation agreements. We have not signed any Credit Support Annex with counterparties that require the maintenance of collateral.

We have certain borrowings that would be affected by a one or two notch downgrade of the Bank’s current credit rating. These borrowings amount is around 2% of the total borrowings of the Bank at year-end fiscal 2016. If an international credit rating agency downgrades the Bank’s credit rating by one or two notches, we would be required to pay an increased interest rate on certain borrowings, and for certain borrowings, we would be required to re-negotiate a new interest rate with our lenders. If we are not able to reach an agreement for an interest rate with a lender, the lender could require us to prepay the outstanding principal amount of the loan. We have placed a limit on such borrowings. Volatility in the international debt markets may constrain our international capital market borrowings.

In September 2013, the Reserve Bank of India initiated a swap facility for banks for incremental foreign currency non-resident U.S. dollar deposits for a minimum tenor of three years, at a fixed rate of 3.5% per annum. The Bank raised US$ 2.0 billion for a tenure of three years and swapped the same with Reserve Bank of India. A significant portion of these deposits are scheduled to mature in third quarter of fiscal 2017.

There are restrictions on the use of liquidity maintained by UK and Canada subsidiaries of the Bank to meet their overall liquidity needs. The Office of the Superintendent of Financial Institutions of Canada has prescribed a limit of 100% of Tier 1 and Tier 2 capital (as defined under Canadian regulations) on the credit exposure to any single entity or a group of connected entities. ICICI Bank Canada, Bank’s Canadian subsidiary, has internally capped this credit exposure at 25% of the limit specified by the Office of the Superintendent of Financial Institutions, except with respect to exposure to the ICICI Bank. In fiscal 2016, ICICI Bank Canada has complied with both regulatory and their internal limits on exposures to any single entity, including to ICICI Bank.

As per the extant regulatory guidelines in the United Kingdom, ICICI Bank UK is subject to a limit of 25% of the capital base on the exposure to an individual counterparty (or a group of related counterparties). The capital base is calculated as the sum of eligible Tier 1 and Tier 2 capital, less any deductions as per the Basel III guidelines. ICICI Bank UK has a capital base of US$ 684 million at year-end fiscal 2016, resulting in a limit of US$ 171 million. Also, ICICI Bank UK stipulates various internal limits to manage exposure concentrations within the Bank. The key parameters of risk concentrations measured include sectoral, country, rating category based, product specific exposures, counterparty and large exposures.

The Prudential Regulation Authority issued a new policy statement on Capital Requirements Directive IV Liquidity in June 2015, which was supplemented by supervisory statement on Prudential Regulation Authority’s approach to supervising liquidity and funding risk. The new guidelines are applicable from October 1, 2015. As per the guidelines the Bank is required to maintain Liquidity Coverage Ratio, as per the methodology provided in the Delegated Act issued by European Banking Authority in October 2014, at 80% starting October 1, 2015 as a Pillar 1 liquidity requirement. Additionally, Prudential Regulation Authority adopted an interim Pillar 2 approach, in which it specified the Bank to hold high quality liquid assets for add-ons specified in the existing Individual liquidity guidance for the Bank. These add-ons are for specific risks which were not captured in Liquidity Coverage Ratio.

In November 2014, The Office of Superintendent of Financial Institution revised the Liquidity Adequacy Requirements to incorporate Liquidity Coverage Ratio requirements for banks in Canada. The requirements expect banks to have an adequate stock of unencumbered High Quality Liquid Assets that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The standard requires that, absent a situation of financial stress, the value of the coverage ratio of High Quality Liquid Assets to total net cash outflows be no lower than 100%. The Office of the Superintendent of Financial Institutions expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy that are approved by its Board of Directors. These policies require ICICI Bank Canada to maintain a certain percentage of its customer liabilities in liquid assets and to maintain sufficient liquidity to cover net outflows in the “up to 30 days” maturity bucket. These limits are monitored monthly. ICICI Bank Canada has complied with these requirements throughout fiscal 2016.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2014
	Cost at year-end fiscal 2013		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2014
	(in millions)
Premises	Rs.	47,180	Rs.	1,698	Rs.	(949)	Rs.	(11,149)	Rs.	36,780	US$	555
Other fixed assets (including furniture and fixtures)		47,652		6,357		(3,207)		(34,847)		15,955		241
Assets given on lease		17,509		–		(210)		(14,966)		2,333		35
Total	Rs.	112,341	Rs.	8,055	Rs.	(4,366)	Rs.	(60,962)	Rs.	55,068	US$	831

	Fiscal 2015
	Cost at year-end fiscal 2014		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2015
	(in millions)
Premises	Rs.	47,929	Rs.	4,465	Rs.	(629)	Rs.	(12,258)	Rs.	39,507	US$	596
Other fixed assets (including furniture and fixtures)		50,802		7,519		(3,049)		(38,393)		16,879		255
Assets given on lease		17,299		-		-		(14,973)		2,326		35
Total	Rs.	116,030	Rs.	11,984	Rs.	(3,678)	Rs.	(65,624)	Rs.	58,712	US$	886

	Fiscal 2016
	Cost at year-end fiscal 2015		Additions/ transfers/revaluation			Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2016
	(in millions)
Premises	Rs.	51,765	Rs.	29,610	(1)	Rs.	(724)	Rs.	(13,359)	Rs.	67,292	US$	1,016
Other fixed assets (including furniture and fixtures)		55,272		7,510			(3,215)		(42,139)		17,428		263
Assets given on lease		17,299		-			-		(14,885)		2,414		36
Total	Rs.	124,336	Rs.	37,120		Rs.	(3,939)	Rs.	(70,383)	Rs.	87,134	US$	1,315

(1)	Includes gain on revaluation created through reserve of Rs. 28.2 billion.

The additions to our premises and other assets were Rs. 37.1 billion, including revaluation gain of Rs. 28.2 billion on premises, in fiscal 2016, compared to Rs. 12.0 billion in fiscal 2015.

Collateral Management

Overview

We define collateral as the assets or rights provided to the Bank by the borrower or a third party in order to secure a credit facility. The Bank would have the rights of a secured creditor in respect of the assets/contracts offered as security for the obligations of the borrower/obligor. We ensure that the underlying documentation for the collateral provides the Bank with appropriate rights over the collateral or other forms of credit enhancement including the right to liquidate, retain or take legal possession of it in a timely manner in the event of default by the counterparty. We also endeavor to keep the assets provided as security to the Bank under adequate insurance during the tenor of the Bank’s exposure. The collateral value is monitored periodically.

Collateral valuation

We have an internal framework for updating the collateral values of commercial loans on a periodic basis. Generally, for commercial loans, the value of moveable property held as collateral is updated annually and the value of immovable property held as collateral is updated every three years.

Types of collateral taken by the Bank

We determine the appropriate collateral for each facility based on the type of product and risk profile of the counterparty. In the case of corporate and small and medium enterprises financing, fixed assets are generally taken as security for long tenor loans and current assets for working capital finance. For project finance, security of the assets of the borrower and assignment of the underlying project contracts is generally taken. In addition, in some cases, additional security such as pledge of shares, cash collateral, charge on receivables with an escrow arrangement and guarantees is also taken.

For retail products, the security to be taken is defined in the product policy for the respective products. Housing loans and automobile loans are secured by the security of the property/automobile being financed. The valuation of the properties is carried out by an empaneled valuer at the time of sanctioning the loan.

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

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of fiscal 2016 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

The Reserve Bank of India in its guidelines on “segmental reporting” has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The consolidated segmental report for fiscal 2016, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•	Retail Banking includes our exposures which satisfy the four qualifying criteria of “regulatory retail portfolio” as stipulated by the Reserve Bank of India’s Basel III guidelines. These criteria are as follows:

(i)	Orientation criterion: Exposure to an individual person or persons (not to be restricted to an individual, Hindu Undivided Family, trust, partnership firm, private limited companies, public limited companies, co-operative societies, etc.) or to a small business are classified as retail. A small business is defined as one where the three-year average annual turnover is less than Rs. 500 million.

(ii)	Product criterion: All exposure should take the form of any of the following:

•	revolving credits and lines of credit (including overdrafts);

•	term loans and leases (e.g. installment loans and leases, student and educational loans); and

•	small business facilities and commitments.

(iii)	Low value of individual exposures: The maximum aggregate retail exposure to one counterparty should not exceed the absolute threshold limit of Rs. 50 million.

(iv)	Granularity criterion: The regulatory retail portfolio should be sufficiently diversified to a degree that reduces the risks in the portfolio. The aggregate exposure to one counterparty should not exceed 0.2% of the overall retail portfolio.

•	Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included in the Retail Banking segment, as per the Reserve Bank of India guidelines for the Bank.

•	Treasury includes the entire investment and derivative portfolio of the Bank, ICICI Strategic Investments Fund, ICICI Eco-net Internet and Technology Fund (up to December 31, 2013), ICICI Equity Fund (up to September 30, 2015), ICICI Emerging Sectors Fund (up to December 31, 2013), and ICICI Venture Value Fund (up to September 30, 2013).

•	Other Banking includes leasing operations and other items not attributable to any particular business segment of the Bank. It also includes the Bank’s banking subsidiaries, i.e., ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company (up to December 31, 2014).

•	Life Insurance represents results of ICICI Prudential Life Insurance Company Limited.

•	General Insurance represents results of ICICI Lombard General Insurance Company Limited.

•	Others include ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, ICICI Prudential Pension Funds Management Company Limited, TCW/ICICI Investment Partners Limited (up to June 30, 2013), ICICI Kinfra Limited (up to September 30, 2014) and I-Ven Biotech Limited (up to December 31, 2015) .

Framework for transfer pricing

Liabilities of retail banking and wholesale banking segments are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements and specific charge on account of directed lending to certain sectors categorized as priority sector. Current and savings account deposits are transfer priced at a fixed rate. For term deposits and borrowings, the transfer pricing is primarily based on the categories specified in the Transfer Pricing Policy. Transfer pricing to our asset creation units is based on the incremental cost of deposits (blended for current and savings account deposits) and borrowings adjusted for the maturity of the asset (term premium) and regulatory reserve requirements. The allocated capital is also considered as a source of funding for this purpose.

Fiscal 2016 Compared with Fiscal 2015

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Retail Banking	Rs.	27,243	Rs.	38,977	US$	588	43.1%
Wholesale Banking		62,241		(12,454)		(188)	-
Treasury		64,687		86,163		1,301	33.2
Other Banking		6,672		6,790		103	1.8
Life Insurance		16,343		17,716		267	8.4
General Insurance		6,907		7,077		107	2.5
Others		14,635		14,252		215	(2.6)
Profit before tax	Rs.	198,728	Rs.	158,521	US$	2,393	(20.2)%

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Net interest income	Rs.	71,415	Rs.	91,914	US$	1,387	28.7%
Non-interest income		42,771		49,023		740	14.6
Total income		114,186		140,937		2,127	23.4
Non-interest expenses		86,147		97,972		1,479	13.7
Profit before provisions		28,039		42,965		648	53.2
Provisions		796		3,988		60	-
Profit before tax	Rs.	27,243	Rs.	38,977	US$	588	43.1%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Advances	Rs.	1,193,521	Rs.	1,608,891	US$	24,285	34.8%
Deposits		2,539,964		2,982,101		45,013	17.4

Loans in the retail banking segment increased primarily due to higher retail disbursements, mainly in home loans, automobile loans and personal loans. The retail banking segment maintained its focus on strengthening its deposit franchise reflected in the increase in the retail deposit base. The savings account deposits of the segment increased by 16.9% from Rs. 1,148.6 billion at year-end fiscal 2015 to Rs. 1,342.3 billion at year-end fiscal 2016.

The profit before tax of the retail banking segment increased from Rs. 27.2 billion in fiscal 2015 to Rs. 39.0 billion in fiscal 2016, primarily due to an increase in net interest income and non-interest income, offset, in part, by higher expenses and provisions.

Net interest income increased by 28.7% from Rs. 71.4 billion in fiscal 2015 to Rs. 91.9 billion in fiscal 2016 primarily due to an increase in the loan portfolio and an increase in average current account and savings account deposits.

Non-interest income increased by 14.6% from Rs. 42.8 billion in fiscal 2015 to Rs. 49.0 billion in fiscal 2016 primarily due to the third party product distribution fees, lending linked fees, transaction banking fees and fees from credit card portfolio.

Non-interest expenses increased by 13.7% from Rs. 86.1 billion in fiscal 2015 to Rs. 98.0 billion in fiscal 2016 primarily due to an increase in direct marketing expenses and an increase in operating expenses due to expansion in branch network.

Provisions increased from Rs. 0.8 billion in fiscal 2015 to Rs. 3.9 billion in fiscal 2016 primarily due to the reversal of a provision, made in earlier years, in fiscal 2015 and provision for fraud at a specific branch of ICICI Bank in fiscal 2016. See also “Business – Risk management – Credit risk – Assessment of Retail Loans” and “Business – Classification of loans – Impact of Economic Environment on Commercial and Consumer Loan Borrowers”.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Net interest income	Rs.	84,471	Rs.	83,615	US$	1,262	(1.0)%
Non-interest income		39,004		38,064		575	(2.4)
Total income		123,475		121,679		1,837	(1.5)
Non-interest expenses		25,846		25,981		392	0.5
Profit before provisions		97,629		95,698		1,445	(2.0)
Provisions		35,388		108,152		1,633	-
Profit before tax	Rs.	62,241	Rs.	(12,454)	US$	(188)	-

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Advances	Rs.	2,564,172	Rs.	2,609,440	US$	39,388	1.8%
Deposits		977,780		1,132,167		17,089	15.8%

The loan portfolio of the wholesale banking segment increased by 1.8% from Rs. 2,564.2 billion at year-end fiscal 2015 to Rs. 2,609.4 billion at year-end fiscal 2016. The low growth in loan portfolio in the wholesale banking was primarily due to weak demand and our cautious approach towards incremental lending in this segment. The increase in the loan portfolio was primarily due to an increase in the domestic corporate loan portfolio. The current account deposits increased by 18.4% from Rs. 279.8 billion at year-end fiscal 2015 to Rs. 331.3 billion at year-end fiscal 2016 and the term deposits in the segment increased by 14.7% from Rs. 698.0 billion at year-end fiscal 2015 to Rs. 800.8 billion at year-end fiscal 2016.

The wholesale banking segment incurred a loss of Rs. 12.4 billion in fiscal 2016 compared to a profit before tax of Rs. 62.2 billion in fiscal 2015.

Net interest income decreased by 1.0% from Rs. 84.5 billion in fiscal 2015 to Rs. 83.6 billion in fiscal 2016 primarily due to the higher additions to non-performing loans, on which interest income is not accrued.

Non-interest income decreased by 2.4% from Rs. 39.0 billion in fiscal 2015 to Rs. 38.0 billion in fiscal 2016 primarily due to a decrease in fee income. The corporate fee income continued to be impacted due to limited fee income opportunities on account of subdued corporate activity.

Provisions increased from Rs 35.4 billion in fiscal 2015 to Rs 108.1 billion in fiscal 2016 primarily due to an increase in additions to non-performing assets in the corporate and small and medium enterprises loan portfolio, including reclassifications of restructured loans as non-performing loans due to the failure of the borrowers to perform as per the restructured terms.

There are uncertainties in respect of certain sectors due to the weak global economic environment, sharp downturn in the commodity cycle, gradual nature of the domestic economic recovery and high leverage by borrowers. The key sectors that have been impacted include power, mining, iron & steel, cement and rigs. In view of the uncertainties relating to these sectors and the time that it may take to resolve the Bank’s exposure to these sectors, we have made a collective contingency and related reserve at March 31, 2016 of Rs. 36.0 billion towards the Bank’s exposure to these sectors and certain promoter entities where the underlying is partly linked to these sectors. This reserve is over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines but, as a prudent matter, is permitted under RBI guidelines and Indian GAAP. See also “—Selected Consolidated Financial and Operating Data - Provisions and contingencies (excluding tax provisions) - Provisions for Restructured Loans and Non-performing Assets”.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Net interest income	Rs.	29,632	Rs.	30,969	US$	467	4.5%
Non-interest income		39,779		61,457		928	54.5
Total income		69,411		92,426		1,395	33.2
Non-interest expenses		1,830		1,796		27	(1.9)
Profit before provisions		67,581		90,630		1,368	34.1
Provisions		2,894		4,467		67	54.4
Profit before tax	Rs.	64,687	Rs.	86,163	US$	1,301	33.2%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Investments[1]	Rs.	1,581,528	Rs.	1,604,397	US$	24,217	1.4%
Borrowings		1,724,173		1,748,074		26,386	1.4%

1. In accordance with the Reserve Bank of India circular dated July 16, 2015, investments in the Rural Infrastructure and Development Fund and other related deposits of Rs. 280.7 billion (March 31, 2015: Rs. 284.5 billion) have been re-classified to line item ‘Rural Infrastructure and Development Fund’ under Other Assets.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services, such as forward contracts, swaps and options. They also include investments made by ICICI Strategic Investments Fund and ICICI Equity Fund (up to September 30, 2015).

The profit before tax of the treasury segment increased by 33.2% from Rs. 64.7 billion in fiscal 2015 to Rs. 86.2 billion in fiscal 2016 primarily due to an increase in non-interest income, offset, in part, by an increase in provisions.

Net interest income increased by 4.5% from Rs. 29.6 billion in fiscal 2015 to Rs. 31.0 billion in fiscal 2016, primarily due to a decrease in cost of borrowings, offset, in part, by a decrease in yields on investments.

Non-interest income increased by 54.5% from Rs. 39.8 billion in fiscal 2015 to Rs. 61.5 billion in fiscal 2016 primarily due to a gain on sale of stakes in insurance subsidiaries and higher exchange gain on repatriation of retained earnings from overseas operations, offset, in part, by lower gains on the equity and mutual fund investments portfolio.

Provisions increased from Rs. 2.9 billion in fiscal 2015 to Rs. 4.5 billion in fiscal 2016 primarily due to an increase in provision on corporate debt securities, offset, in part, by a decrease in provision on equity shares.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Net interest income	Rs.	13,422	Rs.	15,288	US$	231	13.9%
Non-interest income		4,472		2,477		38	(44.6)
Total income		17,894		17,765		269	(0.7)
Non-interest expenses		5,494		4,883		74	(11.1)
Profit before provisions		12,400		12,882		195	3.9
Provisions		5,728		6,092		92	6.4
Profit before tax	Rs.	6,672	Rs.	6,790	US$	103	1.8%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Advances	Rs.	561,366	Rs.	638,887	US$	9,644	13.8%
Investments		60,344		80,001		1,208	32.6
Deposits		341,775		400,943		6,052	17.3
Borrowings	Rs.	205,298	Rs.	252,530	US$	3,812	23.0%

Other banking business includes our leasing operations, our overseas banking subsidiaries, ICICI Bank UK, ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company (up to December 31, 2014) and other items not attributable to any particular business segment of the Bank.

The profit before tax of our other banking segment increased marginally from Rs. 6.7 billion in fiscal 2015 to Rs. 6.8 billion in fiscal 2016, primarily due to an increase in net interest income and a decrease in non-interest expense, offset, in part, by a decrease in non-interest income and an increase in provisions.

Net interest income increased by 13.9% from Rs. 13.4 billion in fiscal 2015 to Rs. 15.3 billion in fiscal 2016, primarily due to an increase in net interest income of ICICI Bank UK and an increase in interest received on income tax refunds upon the completion of pending income tax assessments. Net interest income of ICICI Bank UK increased primarily due to an increase in the average volume of interest earning assets.

Non-interest income decreased by 44.6% from Rs. 4.5 billion in fiscal 2015 to Rs. 2.5 billion in fiscal 2016, primarily due to a decrease in non-interest income of ICICI Bank UK and ICICI Bank Canada. In fiscal 2015, non-interest income of ICICI Bank UK was higher primarily due to higher treasury income. Non-interest income of ICICI Bank Canada decreased primarily due to lower forex revaluation gains in fiscal 2016.

Non-interest expenses decreased from Rs. 5.5 billion in fiscal 2015 to Rs. 4.9 billion in fiscal 2016.

Provisions increased by 6.4% from Rs. 5.7 billion in fiscal 2015 to Rs. 6.1 billion in fiscal 2016 primarily due to higher provisions made by ICICI Bank UK and ICICI Bank Canada. Provisions of our UK subsidiary increased from Rs. 3.1 billion in fiscal 2015 to Rs. 3.9 billion in fiscal 2016 primarily due to specific provision made on certain existing impaired loans and an increase in collective provision, offset, in part, by a decrease in provision on investments. Provisions of our Canadian subsidiary increased from Rs. 1.1 billion in fiscal 2015 to Rs. 1.8 billion in fiscal 2016 primarily due to additional specific provision made on certain impaired loans.

Advances increased by 13.8% from Rs. 561.4 billion at year-end fiscal 2015 to Rs. 638.9 billion at year-end fiscal 2016, primarily due to an increase in advances of ICICI Bank Canada and ICICI Bank UK. Advances of ICICI Bank Canada increased from Rs. 254.2 billion at year-end fiscal 2015 to Rs. 295.5 billion at year-end fiscal 2016 primarily due to an increase in the securitized insured mortgages portfolio. In terms of Canadian dollar, the loan portfolio of ICICI Bank Canada increased from CAD 5.2 billion at year-end fiscal 2015 to CAD 5.8 billion at year-end fiscal 2016. Advances of ICICI Bank UK increased from Rs. 189.7 billion at year-end fiscal 2015 to Rs. 209.1 billion at year-end fiscal 2016 primarily due to an increase in the corporate loan book offset, in part, by a reduction in the foreign currency convertible bond portfolio on account of maturities. In U.S. dollar terms, the loan portfolio of ICICI Bank UK increased from US$ 3.0 billion at year-end fiscal 2015 to US$ 3.1 billion at year-end fiscal 2016.

Investments increased by 32.6% from Rs. 60.3 billion at year-end fiscal 2015 to Rs. 80.0 billion at year-end fiscal 2016, primarily due to an increase in investments of ICICI Bank UK and ICICI Bank Canada. The investment portfolio of ICICI Bank UK increased by 58.3% from Rs. 31.1 billion at year-end fiscal 2015 to Rs. 49.3 billion at year-end fiscal 2016 primarily due to an increase in investments in corporate bonds. Investments of ICICI Bank Canada increased on account of rupee depreciation against the Canadian dollar in fiscal 2016.

Deposits increased by 17.3% from Rs. 341.8 billion at year-end fiscal 2015 to Rs. 400.9 billion at year-end fiscal 2016 due to an increase in deposits of ICICI Bank Canada and ICICI Bank UK. Deposits of ICICI Bank Canada increased from Rs. 109.3 billion at year-end fiscal 2015 to Rs. 140.0 billion at year-end fiscal 2016 primarily due to an increase in term deposits from Rs. 78.9 billion at year-end fiscal 2015 to Rs. 101.9 billion at year-end fiscal 2016. Deposits of ICICI Bank UK increased from Rs. 142.8 billion at year-end fiscal 2015 to Rs. 163.4 billion at year-end fiscal 2016, primarily due to an increase in savings and current deposits, offset, in part, by a decrease in term deposits.

Borrowings increased by 23.0% from Rs. 205.3 billion at year-end fiscal 2015 to Rs. 252.5 billion at year-end fiscal 2016 primarily due to an increase in the borrowings of ICICI Bank UK and ICICI Bank Canada. Borrowings of ICICI Bank UK increased primarily due to an increase in inter-bank borrowings, bond borrowings and syndicated borrowings, offset, in part, by a decrease in repo borrowings. Borrowings of ICICI Bank Canada increased primarily due to an increase in securitization of insured mortgages.

With regard to our overseas banking subsidiaries, recent global developments, including decline in crude oil prices and the election by a majority of voters in the United Kingdom to withdraw from the European Union in a national referendum, are expected to slow down economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Premium earned	Rs.	153,066	Rs.	191,644	US$	2,893	25.2%
Premium on reinsurance ceded		(1,462)		(1,657)		(25)	13.3
Net premium earned		151,604		189,987		2,868	25.3
Other income		21,377		20,365		307	(4.7)
Investment income		18,318		21,285		321	16.2
Total income		191,299		231,637		3,496	21.1
Commission paid		5,532		6,200		94	12.1
Claims/benefits paid		9,028		16,975		256	88.0
Operating expenses		17,067		19,951		301	16.9
Total expenses		31,627		43,126		651	36.4
Transfer to linked funds		108,205		139,479		2,105	28.9
Provisions for policy holder liabilities (non-linked)		35,124		31,316		472	(10.8)
Profit before tax	Rs.	16,343	Rs.	17,716	US$	267	8.4%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Investments	Rs.	236,525	Rs.	270,320	US$	4,080	14.3%
Assets held to cover linked liabilities		747,775		752,958		11,365	0.7
Liabilities on life policies in force		936,194		970,534		14,650	3.7

The life insurance industry in India registered a growth of 8.1% in retail weighted new business premium in fiscal 2016, according to the Life Insurance Council. The private sector registered a growth of 13.6% while ICICI Prudential Life Insurance Company registered a growth of 8.1% in fiscal 2016. This was in the context of a 41.3% growth in retail weighted new business premium for ICICI Prudential Life Insurance Company in fiscal 2015, when the overall industry had declined by 10.3% and the private sector had grown by 15.8%.

ICICI Prudential Life Insurance Company maintained its leadership position among the private sector companies with a private market share of 21.9% on a retail weighted new business premium basis in fiscal 2016 compared to 23.3% in fiscal 2015. Overall market share on this basis remained at a similar level of 11.3% in fiscal 2015 and fiscal 2016. Assets under management increased by 3.8% from Rs. 1,001.8 billion at year-end fiscal 2015 to Rs. 1,039.4 billion at year-end fiscal 2016.

The profit before tax of ICICI Prudential Life Insurance Company increased by 8.4% from Rs. 16.3 billion in fiscal 2015 to Rs. 17.7 billion in fiscal 2016 primarily due to an increase in net premium earned and investment income and a decrease in provision for policyholder liabilities, offset, in part, by an increase in transfer to linked funds and operating expenses.

The total premium income of ICICI Prudential Life Insurance Company increased by 25.2% from Rs. 153.1 billion in fiscal 2015 to Rs. 191.6 billion in fiscal 2016 primarily due to an increase in retail renewal premium. Retail renewal premium increased by 25.3% from Rs. 95.7 billion in fiscal 2015 to Rs. 120.0 billion in fiscal 2016. Retail new business premium increased by 10.7% from Rs. 49.3 billion in fiscal 2015 to Rs. 54.6 billion in fiscal 2016. Group premium increased from Rs. 8.0 billion in fiscal 2015 to Rs. 17.1 billion in fiscal 2016.

Other income of ICICI Prudential Life Insurance Company decreased by 4.7% from Rs. 21.4 billion in fiscal 2015 to Rs. 20.4 billion in fiscal 2016 primarily due to a decrease in surrender charges, foreclosure income and policy fees, offset, in part, by an increase in fund management charges and mortality charges.

Investment income of ICICI Prudential Life Insurance Company increased by 16.2% from Rs. 18.3 billion in fiscal 2015 to Rs. 21.3 billion in fiscal 2016 primarily due to an increase in net realized gains and interest income. The interest income increased from Rs. 16.1 billion in fiscal 2015 to Rs. 18.4 billion in fiscal 2016 primarily due to an increase in average investment. The net realized gains increased from Rs. 2.2 billion in fiscal 2015 to Rs. 2.9 billion in fiscal 2016.

Commission expenses of ICICI Prudential Life Insurance Company decreased by 12.1% from Rs. 5.5 billion in fiscal 2015 to Rs. 6.2 billion in fiscal 2016, primarily on account of a change in product mix from conventional products to linked products as linked products have lower commission rates.

Claims and benefit payouts of ICICI Prudential Life Insurance Company increased by 88.0% from Rs. 9.0 billion in fiscal 2015 to Rs. 17.0 billion in fiscal 2016 primarily due to an increase in surrender claims pertaining to group business.

Transfer to linked funds represents the transfer of premium received, including the renewal premium on linked policies of ICICI Prudential Life Insurance Company to investments, which has increased by 28.9% from Rs. 108.2 billion in fiscal 2015 to Rs. 139.5 billion in fiscal 2016 primarily due to an increase in total premium on linked products. The investible portion of the premium on linked policies of life insurance represents the premium income including renewal premium received on linked policies of life insurance business invested, after deducting charges and premium for risk coverage, in the underlying asset or index chosen by the policy holder.

Assets held to cover the linked liabilities of ICICI Prudential Life Insurance Company increased marginally from Rs. 747.8 billion at year-end fiscal 2015 to Rs. 753.0 billion at year-end fiscal 2016 primarily due to an increase in the linked business, which also resulted in higher linked liability.

Liability under existing life insurance policies to be paid by ICICI Prudential Life Insurance Company increased by 3.7% from Rs. 936.2 billion at year-end fiscal 2015 to Rs. 970.5 billion at year-end fiscal 2016.

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Gross written premium (including premium on reinsurance accepted)	Rs.	69,367	Rs.	82,960	US$	1,252	19.6%
Premium on reinsurance ceded		(25,091)		(28,611)		(432)	14.0
Unexpired risk reserve		(1,923)		(6,133)		(93)	-
Net premium earned		42,353		48,216		727	13.8
Commission income (net)		3,738		3,280		50	(12.3)
Investment income from pool(1)		218		242		4	(11.0)
Investment income		9,280		11,574		175	24.7
Total income		55,589		63,312		956	13.9
Operating expenses		13,870		17,112		258	23.4
Claims/benefits paid (net)		34,434		39,282		593	14.1
Other expenses (net)		378		(159)		(2)	-
Total expense		48,682		56,235		849	15.5
Profit/(loss) before tax	Rs.	6,907	Rs.	7,077	US$	107	2.5%

(1)	Investment income from pool represents our share of income from the terrorism pool. The pool represents a multilateral reinsurance arrangement entered into by ICICI Lombard General Insurance Company together with other Indian insurance companies and the General Insurance Corporation of India. The funds belonging to the terrorism pool are administered by the General Insurance Corporation of India.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Investments	Rs.	98,212	Rs.	112,788	US$	1,702	14.8%
Current liabilities including claims outstanding		79,885		90,754		1,370	13.6
Provisions	Rs.	25,058	Rs.	31,158	US$	470	24.3%

ICICI Lombard General Insurance Company was the largest private sector general insurance company in India in fiscal 2016, with a market share of 8.4% on the basis of gross written premium according to the General Insurance Council of India.

The profit before tax of ICICI Lombard General Insurance Company increased by 2.5% from Rs. 6.9 billion in fiscal 2015 to Rs. 7.1 billion in fiscal 2016 primarily due to an increase in net earned premium and investment income, offset, in part, by an increase in claims and benefits paid.

The gross written premium (including share of the motor third party insurance pool) increased by 19.6% from Rs. 69.4 billion in fiscal 2015 to Rs. 83.0 billion in fiscal 2016 primarily due to an increase in weather and motor insurance business. The net premium income increased from Rs. 42.4 billion in fiscal 2015 to Rs. 48.2 billion in fiscal 2016.

Net commission income decreased from Rs. 3.7 billion in fiscal 2015 to Rs. 3.3 billion in fiscal 2016 primarily due to reduction in reinsurance ceding under the motor voluntary quota share treaty.

Investment income increased from Rs. 9.3 billion in fiscal 2015 to Rs. 11.6 billion in fiscal 2016 primarily due to an increase in realized gains on sale of investment securities and interest income. Interest income increased from Rs. 7.1 billion in fiscal 2015 to Rs. 7.9 billion in fiscal 2016. Realized gain on sale of investment securities increased from Rs. 2.1 billion in fiscal 2015 to Rs. 3.4 billion in fiscal 2016 primarily due to higher gain on sale of corporate bonds.

Operating expenses increased from Rs. 13.9 billion in fiscal 2015 to Rs. 17.1 billion in fiscal 2016 primarily due to an increase in business support expenses in line with an increase in business volumes.

Claims/benefits paid increased from Rs. 34.4 billion in fiscal 2015 to Rs. 39.3 billion in fiscal 2016 reflecting an increase in business and an increase in loss ratio in weather insurance business.

Investments increased by 14.8% from Rs. 98.2 billion at year-end fiscal 2015 to Rs. 112.8 billion at year-end fiscal 2016 primarily due to an increase in business volumes. Current liabilities, including claims outstanding, increased by 13.6% from Rs. 79.9 billion at year-end fiscal 2015 to Rs. 90.8 billion at year-end fiscal 2016 primarily due to an increase in claims outstanding.

Others

The “others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Venture Funds Management Company Limited, ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the largest mutual fund in India in terms of average funds under management for the three months ended March 31, 2016 according to the Association of Mutual Funds in India. The average assets under management for ICICI Prudential Mutual Fund increased primarily on account of an increase in average assets under management of equity products in fiscal 2016.

ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities Limited owns icicidirect.com, a leading online brokerage platform.

The profit before tax of the “others” segment decreased from Rs. 14.6 billion in fiscal 2015 to Rs. 14.3 billion in fiscal 2016 primarily due to a decrease in profit before tax of ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited, offset, in part, by an increase in profit before tax of ICICI Prudential Asset Management Company Limited.

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Net interest income	Rs.	3,977	Rs.	4,470	US$	67	12.4%
Non-interest income		25,854		25,461		384	(1.5)
Total income		29,831		29,931		451	0.3
Non-interest expenses		15,140		15,501		234	2.4
Operating profit before provisions and tax		14,691		14,430		217	(1.8)
Provisions		56		178		3	-
Profit before tax	Rs.	14,635	Rs.	14,252	US$	214	(2.6)%

Net interest income increased by 12.4% from Rs. 4.0 billion in fiscal 2015 to Rs. 4.5 billion in fiscal 2016.

Non-interest income decreased from Rs. 25.9 billion in fiscal 2015 to Rs. 25.5 billion in fiscal 2016 primarily due to a decrease in fees income and other income of our securities broking and primary dealership subsidiary and management fees of our venture fund management subsidiary, offset, in part, by an increase in management fees of our asset management subsidiary.

Non-interest expenses increased from Rs. 15.1 billion in fiscal 2015 to Rs. 15.5 billion in fiscal 2016 primarily due to an increase in brokerage and staff expenses of our asset management subsidiary.

The profit before tax of ICICI Securities Limited decreased from Rs. 4.5 billion in fiscal 2015 to Rs. 3.7 billion in fiscal 2016 primarily due to a decrease in fee income. Fee income decreased primarily due to a decrease in brokerage income, offset, in part, by an increase in third party product distribution fees. The brokerage income decreased due to a decrease in equity market transactions volumes on Indian stock exchanges.

The profit before tax of ICICI Securities Primary Dealership Limited decreased from Rs. 3.3 billion in fiscal 2015 to Rs. 3.0 billion in fiscal 2016, primarily due to a decrease in trading gains, offset, in part, by an increase in net interest income. Trading gains were higher in fiscal 2015 due to favorable interest rate movements resulting in opportunities for participating in trading activities.

The profit before tax of ICICI Prudential Asset Management Company Limited increased from Rs. 3.8 billion in fiscal 2015 to Rs. 5.0 billion in fiscal 2016 primarily due to an increase in fee income on account of an increase in average assets under management, change in mix in favor of equity mutual funds which earn higher fees and an increase in margins on mutual funds operations. The above increase was, offset, in part, by an increase in administrative expenses and staff cost.

The profit before tax of ICICI Home Finance Company Limited decreased from Rs. 3.0 billion in fiscal 2015 to Rs. 2.7 billion in fiscal 2016 primarily due to an increase in provisions and a decrease in fees income. Net interest income remained at similar level of Rs. 2.9 billion in fiscal 2015 and fiscal 2016. Fees income decreased from Rs. 1.0 billion in fiscal 2015 to Rs. 0.9 billion in fiscal 2016. Provisions increased from Rs. 0.1 billion in fiscal 2015 to Rs. 0.2 billion.

ICICI Venture Fund Management Company Limited made a loss of Rs. 0.21 billion in fiscal 2016 compared to a profit of Rs. 0.1 billion in fiscal 2015 primarily due to a decrease in management fees and other income, offset, in part, by a decrease in staff costs and other administrative expenses. Management fees decreased primarily due to a decrease in accrual of fees from funds that were concluded and change in fee basis from commitment amount to net outstanding investments/outstanding capital in other funds.

Fiscal 2015 Compared with Fiscal 2014

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Retail Banking	Rs.	18,295	Rs.	27,243	US$	411	48.9%
Wholesale Banking		65,886		62,241		939	(5.5)
Treasury		52,565		64,687		976	23.1
Other Banking		9,032		6,672		101	(26.1)
Life Insurance		15,292		16,343		247	6.9
General Insurance		5,202		6,907		104	32.8
Others		9,784		14,635		221	49.6
Profit before tax	Rs.	176,056	Rs.	198,728	US$	2,999	12.9%

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Net interest income	Rs.	57,730	Rs.	71,415	US$	1,078	23.7%
Non-interest income		36,211		42,771		646	18.1
Total income		93,941		114,186		1,724	21.6
Non-interest expenses		76,583		86,147		1,300	12.5
Profit before provisions		17,358		28,039		423	61.5
Provisions		(937)		796		12	—
Profit before tax	Rs.	18,295	Rs.	27,243	US$	411	48.9%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Advances	Rs.	903,841	Rs.	1,193,521	US$	18,015	32.0%
Deposits		2,252,516		2,539,964		38,339	12.8

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

The profit before tax of the retail banking segment increased from Rs. 18.3 billion in fiscal 2014 to Rs. 27.2 billion in fiscal 2015, primarily due to an increase in net interest income and non-interest income. This was offset, in part, by an increase in non-interest expenses.

Net interest income increased by 23.7% from Rs. 57.7 billion in fiscal 2014 to Rs. 71.4 billion in fiscal 2015, primarily due to an increase in the loan portfolio and an increase in average current account and savings account deposits.

Non-interest income increased by 18.1% from Rs. 36.2 billion in fiscal 2014 to Rs. 42.8 billion in fiscal 2015, primarily due to the third party product distribution fees, fees from the credit card business, transaction banking fees and higher loan processing fees.

Non-interest expenses increased by 12.5% from Rs. 76.6 billion in fiscal 2014 to Rs. 86.1 billion in fiscal 2015, primarily due to an increase in retail lending business and an increase in operating expenses due to expansion in branch network.

In fiscal 2015, provision were Rs 0.8 billion compared to write-back of provision of Rs. 0.9 billion in fiscal 2014, primarily due to a decrease in write-backs on unsecured retail non-performing loan portfolio. While in the past our retail portfolio had experienced higher than anticipated losses, especially in the unsecured retail segment, this portfolio has been stable since fiscal 2012 due to our focus on secured retail products and cautious approach to lending in unsecured retail products. Further, while making our credit decisions, we also refer to a centralized database on delinquent loans and reports from the credit bureau to review the borrowers’ profile and assign credit scores to each applicant. This has also resulted in lower addition to non-performing assets. See also “Business – Risk management – Credit risk – Assessment of Retail Loans” and “Business – Classification of loans – Impact of Economic Environment on Commercial and Consumer Loan Borrowers”.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Net interest income	Rs.	75,393	Rs.	84,471	US$	1,275	12.0%
Non-interest income		40,565		39,004		589	(3.8)
Total income		115,958		123,475		1,864	6.5
Non-interest expenses		24,057		25,846		390	7.4
Profit before provisions		91,901		97,629		1,474	6.2
Provisions		26,015		35,388		534	36.0
Profit before tax	Rs.	65,886	Rs.	62,241	US$	940	(5.5)%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Advances	Rs.	2,380,760	Rs.	2,564,172	US$	38,704	7.7%
Deposits		974,884		977,780		14,759	0.3%

The wholesale banking loan portfolio increased by 7.7% from Rs. 2,380.8 billion at year-end fiscal 2014 to Rs. 2,564.2 billion at year-end fiscal 2015. The moderate growth in the wholesale banking loan portfolio was primarily due to weak demand and our cautious approach towards incremental lending in this segment. The increase in the loan portfolio was primarily due to an increase in the domestic corporate loan portfolio. The current account deposits increased by 16.0% from Rs. 241.1 billion at year-end fiscal 2014 to Rs. 279.8 billion at year-end fiscal-2015 and the term deposits in the segment decreased by 4.9% from Rs. 733.7 billion at year-end fiscal 2014 to Rs. 698.0 billion at year-end fiscal 2015.

The profit before tax of the wholesale banking segment decreased from Rs. 65.9 billion in fiscal 2014 to Rs. 62.2 billion in fiscal 2015, primarily due to an increase in provisions, offset, in part, by an increase in net interest income.

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

Provisions increased from Rs. 26.0 billion in fiscal 2014 to Rs. 35.4 billion in fiscal 2015, primarily due to higher provisions reflecting higher additions to non-performing loans due to an increase in classification of standard restructured loans as non-performing loans due to failure of the borrowers to perform as per the restructured debt terms. See also “Selected Consolidated Financial and Operating Data - Provisions and contingencies (excluding tax provisions) - Provisions for Restructured Loans and Non-performing Assets”.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Net interest income	Rs.	29,390	Rs.	29,632	US$	447	0.8%
Non-interest income		25,704		39,779		600	54.8
Total income		55,094		69,411		1,047	26.0
Non-interest expenses		1,777		1,830		28	3.0
Profit before provisions		53,317		67,581		1,019	26.8
Provisions		752		2,894		44	-
Profit before tax	Rs.	52,565	Rs.	64,687	US$	975	23.1%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Investments(1)	Rs.	1,521,868	Rs.	1,581,528	US$	23,872	3.9%
Borrowings		1,547,591		1,724,173		26,025	11.4%

1. In accordance with the Reserve Bank of India circular dated July 16, 2015, investments in the Rural Infrastructure and Development Fund and other related deposits of Rs. 284,508 million (At March 31, 2014: Rs. 248,193 million) have been re-classified to line item ‘Rural Infrastructure and Development Fund’ under - Other Assets.

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

The profit before tax of the treasury segment increased from Rs. 52.6 billion in fiscal 2014 to Rs. 64.7 billion in fiscal 2015, primarily due to an increase in non-interest income offset, in part, by an increase in provisions.

Net interest income increased marginally by 0.8% from Rs. 29.4 billion in fiscal 2014 to Rs. 29.6 billion in fiscal 2015, primarily due to purchase of medium tenor securities at higher yields in the held-to-maturity category, maturity/sale of lower-yielding shorter tenor securities in fiscal 2015 and re-set of coupons on floating rate bonds at a higher yield as compared to fiscal 2014. The above increase was, offset, in part, by lower yields on non-statutory liquidity ratio investments due to maturity of high yielding bonds and debentures.

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

Provisions increased from Rs. 0.8 billion in fiscal 2014 to Rs. 2.9 billion in fiscal 2015 primarily on account of an increase in provision on equity and preference shares.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Net interest income	Rs.	10,615	Rs.	13,422	US$	203	26.4%
Non-interest income		5,903		4,472		68	(24.2)
Total income		16,518		17,894		271	8.3
Non-interest expenses		5,109		5,494		83	7.5
Profit before provisions		11,409		12,400		188	8.7
Provisions		2,377		5,728		86	-
Profit before tax	Rs.	9,032	Rs.	6,672	US$	102	(26.1)%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Advances	Rs.	534,086	Rs.	561,366	US$	8,473	5.1%
Investments		58,417		60,344		911	3.3
Deposits		372,840		341,775		5,159	(8.3)
Borrowings	Rs.	187,829	Rs.	205,298	US$	3,099	9.3%

Other banking business includes our leasing operations, our overseas banking subsidiaries, ICICI Bank UK, ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company (up to December 31, 2014) and other items not attributable to any particular business segment of the Bank.

The profit before tax of our other banking segment decreased from Rs. 9.0 billion in fiscal 2014 to Rs. 6.7 billion in fiscal 2015, primarily due to an increase in provisions and a decrease in non-interest income, offset, in part, by an increase in net interest income.

Net interest income increased by 26.4% from Rs. 10.6 billion in fiscal 2014 to Rs. 13.4 billion in fiscal 2015, primarily due to an increase in net interest income of ICICI Bank UK and an increase in interest received on income tax refunds upon the completion of pending income tax assessments. This was offset, in part, by a decrease in net interest income of ICICI Bank Canada primarily due to a decrease in net interest margin in fiscal 2015 compared to fiscal 2014.

Non-interest income decreased by 24.2% from Rs. 5.9 billion in fiscal 2014 to Rs. 4.5 billion in fiscal 2015, primarily due to a decrease in non-interest income of ICICI Bank, offset, in part, by an increase in non-interest income of ICICI Bank UK. Non-interest income of ICICI Bank decreased primarily due to a decrease in gain on the sale of fixed assets. Non-interest income of ICICI Bank UK increased primarily due to higher treasury income, offset, in part, by a decrease in fee income.

Non-interest expenses increased by 7.5% from Rs. 5.1 billion in fiscal 2014 to Rs. 5.5 billion in fiscal 2015.

Provisions increased from Rs. 2.4 billion in fiscal 2014 to Rs. 5.7 billion in fiscal 2015 primarily due to higher provisions made by ICICI Bank UK and ICICI Bank Canada. In ICICI Bank UK, provision increased primarily due to specific provision made on certain existing impaired loans and an increase in specific provision on investments and collective provision made compared to write-back of collective provision in fiscal 2014. In ICICI Bank Canada, provision increased primarily due to additional specific provision made on certain impaired loans. This was offset, in part, by higher write-back of collective provision in fiscal 2015.

Loans increased by 5.1% from Rs. 534.1 billion at year-end fiscal 2014 to Rs. 561.4 billion at year-end fiscal 2015, primarily due to an increase in loans of ICICI Bank UK and ICICI Bank. Loans of ICICI Bank UK increased from Rs. 166.2 billion at year-end fiscal 2014 to Rs. 189.7 billion at fiscal 2015 primarily due to an increase in corporate loan book offset, in part, by reduction in foreign currency convertible bond portfolio due to maturities. Loans of ICICI Bank Canada decreased from Rs. 260.3 billion at year-end fiscal 2014 to Rs. 254.2 billion at fiscal 2015 primarily due to depreciation of Canadian dollar against the Rupee. However, in terms of Canadian dollar, the loan portfolio of ICICI Bank Canada increased from CAD 4.8 billion at year-end fiscal 2014 to CAD 5.2 billion at year-end fiscal 2015 due to an increase in the securitization loan portfolio, offset, in part, by a decrease in corporate loan portfolio.

Investments increased by 3.3% from Rs. 58.4 billion at year-end fiscal 2014 to Rs. 60.3 billion at year-end fiscal 2015, primarily due to an increase in investments of ICICI Bank Canada and ICICI Bank UK. ICICI Bank Canada’s investment portfolio increased by 4.3 % from Rs. 28.0 billion at year-end fiscal 2014 to Rs. 29.2 billion at year-end fiscal 2015 primarily due to an increase in investment in government securities. Investments of ICICI Bank UK increased on account of rupee depreciation against the U.S. dollar in fiscal 2015.

Deposits decreased by 8.3% from Rs. 372.8 billion at year-end fiscal 2014 to Rs. 341.8 billion at year-end fiscal 2015 due to a decrease in deposits of ICICI Bank Canada and ICICI Bank UK. Deposits of ICICI Bank Canada decreased from Rs. 132.1 billion at year-end fiscal 2014 to Rs. 109.3 billion at year-end fiscal 2015, primarily due to a decrease in term deposits from Rs. 96.2 billion at year-end fiscal 2014 to Rs. 78.9 billion at year-end fiscal 2015 and a decrease in savings account deposits from Rs. 31.8 billion at year-end fiscal 2014 to Rs. 25.9 billion at year-end fiscal 2015. Deposits of ICICI Bank UK decreased from Rs. 151.8 billion at year-end fiscal 2014 to Rs. 142.8 billion at year-end fiscal 2015, primarily on account of a decrease in savings account deposits and term deposits.

Borrowings increased by 9.3% from Rs. 187.8 billion at year-end fiscal 2014 to Rs. 205.3 billion at year-end fiscal 2015, primarily due to an increase in the borrowings of ICICI Bank Canada, offset, in part, by a decrease in borrowings of ICICI Bank UK. Borrowings of ICICI Bank Canada increased due to an increase in borrowings through securitization of mortgages. Borrowings of ICICI Bank UK decreased due to repayment of syndicated loans and repo borrowings, offset, in part, by an increase in inter-bank borrowings and bond borrowings.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Premium earned	Rs.	124,287	Rs.	153,066	US$	2,310	23.2%
Premium on reinsurance ceded		(1,460)		(1,462)		(22)	0.1
Net premium earned		122,827		151,604		2,288	23.4
Other income		22,989		21,377		323	(7.0)
Investment income		13,685		18,318		276	33.9
Total income		159,501		191,299		2,887	19.9
Commission paid		6,275		5,532		84	(11.8)
Claims/benefits paid		10,773		9,028		136	(16.2)
Operating expenses		17,095		17,067		258	(0.2)
Total expenses		34,143		31,627		478	(7.4)
Transfer to linked funds		81,387		108,205		1,633	33.0
Provisions for policy holder liabilities (non-linked)		28,679		35,124		530	22.5
Profit before tax	Rs.	15,292	Rs.	16,343	US$	246	6.9%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Investments	Rs.	187,764	Rs.	236,525	US$	3,570	26.0%
Assets held to cover linked liabilities		603,104		747,775		11,287	24.0
Liabilities on life policies in force		749,265		936,194		14,131	24.9

The life insurance industry in India registered a decline of 10.7% in retail weighted new business premium in fiscal 2015 according to the Life Insurance Council. The private sector registered a growth of 14.8% while ICICI Prudential Life Insurance Company registered a growth of 41.0% in fiscal 2015.

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

The profit before tax of ICICI Prudential Life Insurance Company increased by 6.9% from Rs. 15.3 billion in fiscal 2014 to Rs. 16.3 billion in fiscal 2015 primarily due to an increase in net premium earned and investment income and a decrease in claims and benefits paid, offset, in part, by an increase in transfer to linked funds and provisions for policy holder liabilities.

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

Other income of ICICI Prudential Life Insurance Company decreased by 7.0% from Rs. 23.0 billion in fiscal 2014 to Rs. 21.4 billion in fiscal 2015 primarily due to a decrease in policy fees, foreclosure income and surrender charges.

Investment income of ICICI Prudential Life Insurance Company increased by 33.9% from Rs. 13.7 billion in fiscal 2014 to Rs. 18.3 billion in fiscal 2015, primarily due to an increase in net realized gains and interest income. The interest income increased due to an increase in debt assets under management.

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

Assets held to cover the linked liabilities of ICICI Prudential Life Insurance Company increased by 24.0% from Rs. 603.1 billion at year-end fiscal 2014 to Rs. 747.8 billion at year-end fiscal 2015 primarily due to an increase in linked business and higher investment valuations due to improved market conditions in fiscal 2015.

Liability under existing life insurance policies to be paid by ICICI Prudential Life Insurance Company increased by 24.9% from Rs. 749.3 billion at year-end fiscal 2014 to Rs. 936.2 billion at year-end fiscal 2015 primarily due to an increase in linked liabilities due to improved market conditions in fiscal 2015.

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Gross written premium (including premium on reinsurance accepted)	Rs.	71,761	Rs.	69,367	US$	1,047	(3.3)%
Premium on reinsurance ceded		(26,781)		(25,091)		(379)	(6.3)
Unexpired risk reserve		(1,451)		(1,923)		(29)	32.5
Net premium earned		43,529		42,353		639	(2.7)
Commission income (net)		2,291		3,738		56	63.2
Investment income from pool(1)		179		218		3	21.8
Investment income		7,877		9,280		140	17.8
Total income		53,876		55,589		838	3.2
Operating expenses		12,129		13,862		209	14.3
Claims/benefits paid		36,189		34,434		520	(4.8)
Other expenses (net)		356		386		6	8.4
Total expense		48,674		48,682		735	-
Profit/(loss) before tax	Rs.	5,202	Rs.	6,907	US$	103	32.8%

(1)	Investment income from pool represents our share of income from the terrorism pool. The pool represents a multilateral reinsurance arrangement entered into by ICICI Lombard General Insurance Company together with other Indian insurance companies and the General Insurance Corporation of India. The funds belonging to the terrorism pool are administered by the General Insurance Corporation of India.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Investments	Rs.	87,452	Rs.	98,212	US$	1,482	12.3%
Current liabilities including claims outstanding		87,278		79,711		1,203	(8.7)
Provisions	Rs.	23,223	Rs.	25,058	US$	378	7.9%

ICICI Lombard General Insurance Company was the largest private sector general insurance company in India in fiscal 2015, with a market share of 8.3% on the basis of gross written premium according to the General Insurance Council of India.

The profit before tax of ICICI Lombard General Insurance Company increased by 32.8% from Rs. 5.2 billion in fiscal 2014 to Rs. 6.9 billion in fiscal 2015 primarily due to a decrease in claim benefit paid and an increase in investment income and commission income offset, in part, by an increase in operating expenses and a decrease in net premium earned.

The gross written premium (including share of the motor third party insurance pool) decreased by 3.3% from Rs. 71.8 billion in fiscal 2014 to Rs. 69.4 billion in fiscal 2015 primarily due to a decline in weather insurance and health insurance business. In fiscal 2015, due to highly competitive pricing in the market, ICICI Lombard General Insurance Company reduced its business in group and mass health segments and adopted a cautious approach to the weather insurance segment. The net premium income decreased from Rs. 43.5 billion in fiscal 2014 to Rs. 42.4 billion in fiscal 2015.

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

Claims/benefits paid decreased from Rs. 36.2 billion in fiscal 2014 to Rs. 34.4 billion in fiscal 2015 primarily due to a decrease in aviation, health and weather insurance business and reduction in ultimate loss ratio for the declined risk pool from 210% to 175%.

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

The profit before tax of the “others” segment increased from Rs. 9.8 billion in fiscal 2014 to Rs. 14.6 billion in fiscal 2015 mainly due to an increase in profit before tax of ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Prudential Asset Management Company Limited.

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2014		2015		2015		2015/2014 % change
	(in millions, except percentages)
Net interest income	Rs.	4,291	Rs.	3,977	US$	60	(7.3)%
Non-interest income		17,606		25,854		390	46.8
Total income		21,897		29,831		450	36.2
Non-interest expenses		12,097		15,140		229	25.2
Operating profit before provisions and tax		9,800		14,691		221	49.9
Provisions		16		56		1	-
Profit before tax	Rs.	9,784	Rs.	14,635	US$	220	49.6%

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

Non-interest expenses increased from Rs. 12.1 billion in fiscal 2014 to Rs. 15.1 billion in fiscal 2015 primarily due to an increase in distribution expenses of our asset management subsidiary.

The profit before tax of ICICI Securities Limited increased from Rs. 1.4 billion in fiscal 2014 to Rs. 4.5 billion in fiscal 2015 primarily due to an increase in brokerage income and third party product distribution fees, offset, in part, by an increase in staff cost. The brokerage and third party product distribution income increased in fiscal 2015 primarily due to an improvement in equity market in India.

The profit before tax of ICICI Securities Primary Dealership Limited increased from Rs. 2.0 billion in fiscal 2014 to Rs. 3.3 billion in fiscal 2015, primarily due to an increase in trading gains and fee income offset, in part, by a decrease in net interest income. Trading gains were higher in fiscal 2015 due to favorable interest rate movements resulting in opportunities for participating in trading activities.

The profit before tax of ICICI Prudential Asset Management Company Limited increased from Rs. 2.8 billion in fiscal 2014 to Rs. 3.8 billion in fiscal 2015 primarily due to an increase in fee income on account of an increase in average assets under management, change in mix in favor of equity mutual funds which earn higher fees and an increase in margins on mutual funds operations. The above increase was, offset, in part, by an increase in administrative expenses and staff cost.

The profit before tax of ICICI Home Finance Company Limited decreased marginally from Rs. 3.1 billion in fiscal 2014 to Rs. 3.0 billion in fiscal 2015.

The profit before tax of ICICI Venture Fund Management Company Limited decreased from Rs. 0.4 billion in fiscal 2014 to Rs. 0.1 billion in fiscal 2015 primarily due to a decrease in income from venture capital funds and an increase in interest costs. In fiscal 2015, ICICI Venture Fund Management Company sought an extension for funds that were expected to conclude during the year and offered a liquidity option to investors who wished to exit from the funds. ICICI Venture Fund Management Company took bank loans to fund the liquidity option provided to investors and paid interest on loans taken.

Related Party Transactions

In fiscal 2016, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

In fiscal 2016, the following parties were identified as our associates/other related entities: FINO PayTech Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth, ICICI Merchant Services Private Limited, India Infradebt Limited, India Advantage Fund-III, India Advantage Fund-IV, Catalyst Management Services Private Limited and Akzo Nobel India Limited.

Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel in fiscal 2016: Ms. Chanda Kochhar; Mr. N. S. Kannan; Ms. Vishakha Mulye (identified as related party from the three months ended March 31, 2016), Mr. K. Ramkumar and Mr. Rajiv Sabharwal. The close family members of the above key management personnel are also our related parties. Close family members in relation to the executive directors means their spouses, children, siblings and parents. We have applied the Indian GAAP standard in determining the close family members of the executive directors.

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

Insurance Services

During fiscal 2016, we received insurance premiums from our associates/other related entities amounting to Rs. 42 million, from key management personnel of the Bank amounting to Rs. 3 million and from the close family members of key management personnel amounting to Rs. 2 million. Our material transactions during fiscal 2016 amounted to Rs. 23 million of premiums received from ICICI Foundation for Inclusive Growth and amounted to Rs. 13 million of premiums received from FINO PayTech Limited. The premiums received were towards cover for health insurance, personal accident, marine and miscellaneous items.

During fiscal 2016, we paid claims to our associates/other related entities amounting to Rs. 22 million. Our material transactions during fiscal 2016 include Rs. 13 million of claims paid to FINO PayTech Limited and Rs. 9 million of claims paid to Akzo Nobel India Limited.

Fees, Commission and Other Income

During fiscal 2016, we received fees, commission and other income from our associates/other related entities amounting to Rs. 21 million, from key management personnel of the Bank amounting to Rs. 0.3 million and from the close family members of key management personnel amounting to Rs. 0.1 million. Our material transactions during fiscal 2016 included Rs. 17 million of fees, commission and other income received from India Infradebt Limited and Rs. 3 million of fees, commission and other income received from ICICI Merchant Services Private Limited. These transactions primarily generated management, arranger fees and bank charges for us.

Lease of Premises, Shared Corporate and Facilities Expenses

During fiscal 2016, we received lease of premises, facilities and other administrative costs from our associates/other related entities amounting to Rs. 87 million. Our material transactions during fiscal 2016 included Rs. 57 million received from ICICI Foundation for Inclusive Growth and Rs. 23 million from FINO

PayTech Limited. The amounts were paid by ICICI Foundation for Inclusive Growth to the Bank and by FINO PayTech Limited to ICICI Securities Limited towards its share of the shared corporate expenses, infrastructure and technology sharing charges.

Secondment of Employees

During fiscal 2016, we received compensation from ICICI Foundation for Inclusive Growth amounting to Rs. 8 million and I-Process Services (India) Private Limited amounting to Rs. 3 million for the secondment of our employees.

Brokerage, Fees and Other Expenses

During fiscal 2016, we paid brokerage, fees and other expenses to our associates/other related entities amounting to Rs. 5.3 billion. Our material transactions during fiscal 2016 included Rs. 2.9 billion in brokerage, fees and other expenses paid to I-Process Services (India) Private Limited and Rs. 2.3 billion in brokerage, fees and other expenses paid to ICICI Merchant Services Private Limited. These transactions primarily pertain to outsourcing services and expenses towards providing basic banking services.

Purchase of Investments

During fiscal 2016, ICICI Securities Primary Dealership Limited invested Rs. 3.6 billion and ICICI Prudential Life Insurance Company Limited invested Rs. 0.6 billion in the non-convertible debentures issued by India Infradebt Limited.

Redemption/buyback of Investments

During fiscal 2016, we received Rs. 454 million from India Advantage Fund-III and Rs. 446 million from India Advantage Fund-IV on account of redemption of units and distribution of gain/loss on units.

Custodial services

During fiscal 2016, we received custodial charges from our associates/other related entities amounting to Rs. 2 million. Our material transactions during fiscal 2016 included custodial charges received from India Advantage Fund-III amounting to Rs. 0.8 million and from India Advantage Fund-IV amounting to Rs. 0.6 million.

Interest Expenses

During fiscal 2016, we paid interest on deposits to our associates/other related entities amounting to Rs. 98 million, to our key management personnel amounting to Rs. 4 million and to the close family members of key management personnel amounting to Rs. 3 million. Our material transactions during fiscal 2016 included Rs. 88 million of interest paid to India Infradebt Limited.

Interest Income

During fiscal 2016, we received interest from our associates/other related entities amounting to Rs. 118 million, from our key management personnel amounting to Rs. 2 million and from the close family members of key management personnel amounting to Rs. 0.8 million. Our material transactions during fiscal 2016 included Rs. 70 million of interest received from India Infradebt Limited and Rs. 48 million of interest received from ICICI Merchant Services Private Limited. These transactions mainly pertain to interest received on non-convertible debentures.

Dividends Paid

During fiscal 2016, the Bank paid dividends to its key management personnel, amounting to Rs. 14 million and to the close family members of key management personnel amounting to Rs. 0.0 million (insignificant amount). The dividend paid during fiscal 2016 to Ms. Chanda Kochhar was Rs. 11 million, to Mr. N. S. Kannan was Rs. 2 million and to Mr. Rajiv Sabharwal was Rs. 0.6 million.

Donations Given

During fiscal 2016, we gave donations to the ICICI Foundation for Inclusive Growth amounting to Rs. 862 million.

Related Party Balances

The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At year-end fiscal 2016
	(in million)
Deposits from related parties held by us	Rs.	1,004
Loans and advances to related parties(1)		0.4
Our investments in related parties		5,363
Investments in our shares held by related parties		..
Payables to related parties		730
Receivables from related parties		37
Guarantees issued by us for related parties	Rs.	0.5

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2016
	(in million, except number of shares)
Deposits from key management personnel	Rs.	36
Loans and advances to key management personnel(2)		55
Investments in our shares held by key management personnel		7
Employee stock options outstanding (numbers)		29,811,500
Employee stock options exercised(3)	Rs.	75

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2016
	(in million)
Deposits from close family members of key management personnel	Rs.	64
Loans and advances to close family members of key management personnel(1)	Rs.	8

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the key management personnel:

Items	Year ended March 31, 2016
	(in million)
Deposits from key management personnel	Rs.	193
Loans and advances to key management personnel(2)		55
Investments in our shares held by key management personnel	Rs.	7

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	Year ended March 31, 2016
	(in million)
Deposits from close family members of key management personnel	Rs.	94
Loans and advances to close family members of key management personnel(1)	Rs.	15

(1)	The loans and advances (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(2)	The loans and advances (a) were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or (b) were made on the same terms, including interest rates and collateral, as those prevailing at the time for other employees as part of employee loan scheme, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(3)	During fiscal 2016, 723,500 employee stock options were exercised by the key management personnel of the Bank, which have been reported at exercise price.

Joint Ventures and Associates

From fiscal 2008, investment in FINO Pay Tech Limited (earlier known as Financial Inclusion Network & Operations Limited), I-Process Services (India) Private Limited, I-Solutions Providers (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited and ICICI Venture Value Fund were accounted as equity affiliates in Consolidated Financial Statements. Due to an increase in the equity stake in the ICICI Venture Value Fund from 48.0% to 54.8% in fiscal 2010 by ICICI Ventures Fund Management Company Limited, a wholly owned subsidiary of the Bank, ICICI Venture Value Fund has been consolidated as required by AS 21 on “Consolidated Financial Statements”. However, from fiscal 2014, due to redemption of units of ICICI Venture Value Fund, this entity ceased to be a consolidating entity and accordingly, has not been consolidated. In fiscal 2012, I-Solutions Providers (India) Private Limited was amalgamated with I-Process Services (India) Private Limited.

From fiscal 2009, investment in Prize Petroleum Company Limited was accounted as per the equity affiliates in Consolidated Financial Statements. From fiscal 2012, due to the sale of investments in the equity share capital of Prize Petroleum Company Limited, this entity ceased to be an affiliate from its date of the sale, and, accordingly, has not been consolidated.

From fiscal 2010, investment in Rainbow Fund and ICICI Merchant Services Private Limited were accounted as equity affiliate in Consolidated Financial Statements. However, from fiscal 2014, due to redemption of units of Rainbow Fund, this entity ceased to be an equity affiliate from its date of the redemption, and, accordingly, has not been consolidated.

From fiscal 2011, investment in Mewar Aanchalik Gramin Bank was accounted as equity affiliate in Consolidated Financial Statements. However, from fiscal 2015, Mewar Aanchalik Gramin Bank and another Regional Rural Bank were amalgamated into a single Regional Rural Bank. ICICI Bank does not have any shareholding in the new Regional Rural Bank. Accordingly, this entity ceased to be an equity affiliate from its date of the amalgamation, and, accordingly, has not been consolidated.

From fiscal 2013, investment in India Infradebt Limited was accounted as an equity affiliate. In fiscal 2014, TCW/ICICI Investment Partners Limited ceased to be a jointly controlled entity and accordingly, has not been consolidated. From fiscal 2015, investment in India Advantage Fund-III and India Advantage Fund-IV was accounted as equity affiliates.

Under Indian GAAP, we have not consolidated certain entities in which investments are intended to be temporary. However, under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall”.

Reconciliation of Net Profit between Indian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2016, fiscal 2015 and fiscal 2014 that would result from the application of U.S. GAAP instead of Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 73.04 billion in fiscal 2016 under U.S. GAAP was lower than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 101.8 billion under Indian GAAP. In fiscal 2016, the net income under U.S. GAAP was lower primarily due to the impact of higher loan loss provisioning under U.S. GAAP as compared to Indian GAAP, higher losses due to valuation of debt and equity securities and the impact of differences in accounting for compensation cost under U.S. GAAP, offset, in part, by the impact of amortization of loan processing fees, net of costs under U.S. GAAP, higher gains due to difference in consolidation accounting between Indian GAAP and U.S. GAAP and higher deferred tax benefit as compared to Indian GAAP. See also note 20 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

The difference in accounting for the provision for loan losses resulted in a lower net income by Rs. 28.02 billion in fiscal 2016 as compared to lower net income by Rs. 7.8 billion in fiscal 2015 under U.S. GAAP, as compared to Indian GAAP. This was primarily due to differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, resulting in timing differences in the recognition of such allowances. In fiscal 2016, the aggregate provision on troubled debt restructured loans and other impaired loans under U.S. GAAP increased significantly, as compared to Indian GAAP, due to significantly higher additions to impaired loans under U.S. GAAP as compared to Indian GAAP. Further, provisions were also impacted due to differences in method of measurement of provisions between Indian GAAP and U.S. GAAP.

There are uncertainties in respect of certain sectors due to the weak global economic environment, sharp downturn in the commodity cycle, gradual nature of the domestic economic recovery and high leverage. The key sectors that have been impacted include power, mining, iron and steel, cement and rigs. In view of the uncertainties relating to these sectors and the time that it may take to resolve the Bank’s exposure to these sectors, we have made a collective contingency and related reserve under Indian GAAP at March 31, 2016 of Rs. 36.0 billion towards the Bank’s exposure to these sectors and certain promoter entities where the underlying is partly linked to these sectors. This reserve is over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines but, as a prudent matter, is permitted under RBI guidelines and Indian GAAP. Under U.S. GAAP, there was no collective contingency and related reserve taken to provide for its exposure to these sectors, with the result that Rs. 36.0 billion has been deducted from the allowance for loan losses under U.S. GAAP. Instead, these exposures were individually assessed for impairment and, under U.S. GAAP, an allowance for loan losses was made based on the present value of expected cash flows for exposures identified as impaired.

The cumulative provisions under U.S. GAAP at year-end fiscal 2016 continue to be higher than the cumulative provisions held under Indian GAAP, by Rs. 41.84 billion, as shown in the statement of stockholders’ equity reconciliation. See also note 20(a) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

The difference in accounting for business combinations resulted in lower net income under U.S. GAAP by Rs. 0.4 billion in fiscal 2016 and by Rs. 0.7 billion in fiscal 2015, primarily because of the amortization of intangible assets. Under Indian GAAP, no intangible assets were created in business combinations by the Bank. However, under U.S. GAAP, intangible assets are created as required by FASB ASC Topic 805, “Business Combinations”. These intangibles assets are amortized over its estimated useful life.

The difference in accounting for consolidation resulted in higher net income by Rs. 3.0 billion in fiscal 2016 as compared to lower net income by Rs. 4.0 billion in fiscal 2015 under U.S. GAAP, as compared to Indian GAAP. ICICI Group has been accounting investment in 3i Infotech Limited as an associate under U.S. GAAP but not under Indian GAAP. Accordingly, the Group has been accounting its share of losses in 3i Infotech Limited under U.S. GAAP. In fiscal 2016, the Group sold equity shares in 3i Infotech Limited resulting in reduction in equity shareholding below 5.0%. Accordingly, the Group discontinued equity affiliate accounting for its investment in 3i Infotech Limited and losses accounted in earlier years under U.S. GAAP were reversed, resulting positive impact of Rs. 2.3 billion under U.S. GAAP as compared to Indian GAAP. Further, there was higher gains of our insurance subsidiaries amounting to Rs. 0.8 billion as compared to Indian GAAP in fiscal 2016. See also note 20(c) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

The difference in accounting for the valuation of debt and equity securities resulted in lower net income by Rs. 5.5 billion in fiscal 2016 as compared to lower net income by Rs. 2.2 billion in fiscal 2015 under U.S. GAAP as compared to Indian GAAP.

Under Indian GAAP unrealized losses of held-for-trading and available-for-sale securities are taken to profit and loss account. Under Indian GAAP, net unrealized gains on investments by category are ignored. Under U.S. GAAP, unrealized gains or losses on trading assets are recognized in the profit and loss account and unrealized gains or losses on securities classified as ‘available-for-sale’, which include all securities classified as ‘held-to-maturity’ under Indian GAAP, are recognized in other comprehensive income under stockholders’ equity except for the unrealized losses on securities identified as other-than-temporarily impaired which are recognized in profit and loss account. There was a negative impact of other-than-temporary impairment of Rs. 6.7 billion in fiscal 2016 as compared to Rs. 3.8 billion in fiscal 2015 under U.S. GAAP. Further, there was a positive impact of Rs. 5.1 billion in fiscal 2016 as compared to a positive impact of Rs. 1.1 billion in fiscal 2015 under U.S. GAAP, due to differences in mark-to-market accounting for available-for-sale securities.

In fiscal 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring under which conversion of debt into equity resulting acquisition of ownership interests in the borrower by banks is allowed. The Reserve Bank of India has exempted banks from consolidation of these entities. Banks, including ICICI Bank acquired equity shares in certain entities by invoking strategic debt restructuring. Under U.S. GAAP, these entities were considered as equity affiliates. The Bank opted for fair value option of these equity affiliates under ASC Topic 825 “Financial Instruments”. Accordingly, fair value changes in the loan and equity shares were accounted through income statement. This resulted in a loss of Rs. 7.5 billion under U.S. GAAP.

The Bank had created other-than-temporary-impairment on its equity investment in 3i Infotech Limited in the earlier year under U.S. GAAP and not under Indian GAAP, which was reversed under U.S. GAAP on sale of equity shares of 3i Infotech Limited in fiscal 2016, resulting in a positive impact under U.S. GAAP as compared to Indian GAAP amounting to Rs. 2.3 billion. See also note 20(d) to our “Consolidated financial statements —Schedules forming part of the consolidated financial statements —Additional notes” under U.S. GAAP included herein.

We earn fees and incur costs on the origination of loans which are recognized upfront in Indian GAAP but are amortized in U.S. GAAP. Amortization of loan origination fees and costs resulted in higher income by Rs. 7.9 billion in fiscal 2016 as compared to Rs. 10.2 billion in fiscal 2015 under U.S. GAAP as compared to Indian GAAP. Under U.S. GAAP as compared to Indian GAAP, retirement benefit cost was lower by Rs. 1.0 billion in fiscal 2016 as compared to Rs. 2.4 billion in fiscal 2015 due to actuarial losses which are accounted upfront in the profit and loss account under Indian GAAP, but accounted in other comprehensive income under U.S. GAAP and thereafter amortized as per U.S. GAAP accounting guidelines. See also note 20(e) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

Under Indian GAAP, on the disposal/partial disposal of a non-integral foreign operation, the cumulative/proportionate amount of the exchange differences which has been accumulated in the foreign currency translation reserve and which refers to that operation are recognized as income or expenses in the same period in which the gain or loss on disposal is recognized. Under U.S. GAAP, gain or loss accumulated in the foreign currency translation reserve is recognized in the income statement only on complete/substantially complete disposal of a non-integral foreign operation. Accordingly, profit on exchange difference on repatriation of retained earnings from overseas branches amounting to Rs. 9.4 billion under Indian GAAP was reversed under U.S. GAAP resulting in lower profit by Rs. 9.4 billion under U.S. GAAP compared to Indian GAAP in fiscal 2016. In fiscal 2015, profit on exchange difference on repatriation of retained earnings from overseas branches amounting to Rs. 7.5 billion under Indian GAAP was reversed under U.S. GAAP. See also note 20(j) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

Deferred tax expenses were lower by Rs. 7.5 billion in fiscal 2016 as compared to Rs. 11.6 billion in fiscal 2015 under U.S. GAAP as compared to Indian GAAP.

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits, in order to avail the tax benefits as per the Income Tax Act, 1961. Such tax benefits are refundable if the funds are withdrawn from the Special Reserve in future periods. A deferred tax liability was not being recognized on such Special Reserve as the Group does not intend to ever withdraw from this Reserve and therefore differences between taxable income and accounting income were considered not to be temporary in nature. In fiscal 2014, the Reserve Bank of India advised all banks in India to recognize a deferred tax liability on the amount outstanding in Special Reserve, under Indian GAAP. Further, in fiscal 2015, the National Housing Board advised all housing finance companies in India to recognize a deferred tax liability on the amount outstanding in Special Reserve, under Indian GAAP. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not created on Special Reserve based on the Group’s continuing intention to not ever withdraw/utilize such Special Reserve and on an opinion from the legal counsel about non–taxability of such Special Reserve in the scenario of liquidation. This resulted in a reversal of deferred tax liability of Rs. 4.6 billion under U.S. GAAP which were recognized under Indian GAAP in fiscal 2016.

Further, there was difference due to the positive tax impact of Rs. 12.4 billion in fiscal 2016 on U.S. GAAP adjustments over Indian GAAP as compared to the positive tax impact of Rs. 3.8 billion in fiscal 2015.

The Bank had recognized a deferred tax asset on capital losses under U.S. GAAP based on more-likely-than-not criteria. Under Indian GAAP, deferred tax assets were not recognized on such capital losses due to virtual certainty criteria. Accordingly, the Bank had created deferred tax on carried forward capital losses under U.S. GAAP. In fiscal 2016, deferred tax assets, recognized under U.S. GAAP, was reversed due to capital gain earned resulting in lower deferred tax assets of Rs. 3.7 billion under U.S. GAAP.

In fiscal 2016, the Bank paid current taxes and created a deferred tax asset of Rs. 5.9 billion on the foreign currency translation reserves pertaining to its overseas branches under Indian GAAP. Under U.S. GAAP, no deferred taxes are recognized on undistributed earnings of overseas branches where current taxes have been incurred, resulting in a lower deferred tax asset of Rs. 5.9 billion under U.S. GAAP. Further, there was a reversal of deferred tax assets of Rs. 0.7 billion recognized in earlier years on undistributed earnings of subsidiaries and affiliates under U.S. GAAP, but not recognized under Indian GAAP. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 20(i)” under U.S. GAAP included herein.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 116.9 billion in fiscal 2015 under U.S. GAAP was lower than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 122.5 billion under Indian GAAP. In fiscal 2015, the net income under U.S. GAAP was lower primarily due to the impact of higher loan loss provisioning of Rs. 7.8 billion under U.S. GAAP as compared to Indian GAAP, reversal of exchange gain of Rs. 7.5 billion recognized in the income statement under Indian GAAP on repatriation of retained earnings by overseas branches, lower profits of Rs. 1.4 billion attributable to the shareholders’ of ICICI Bank from insurance subsidiaries and higher share of loss of Rs. 2.5 billion in equity affiliate, higher losses of Rs. 2.2 billion on valuation of securities under U.S. GAAP and the impact of differences in accounting for compensation cost under U.S. GAAP of Rs. 2.7 billion, offset, in part, by a higher deferred tax benefit of Rs. 11.6 billion as compared to Indian GAAP and the impact of amortization of loan processing fees, net of costs of Rs. 10.2 billion under U.S. GAAP. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 20” under U.S. GAAP included herein.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 101.4 billion in fiscal 2014 under U.S. GAAP was lower than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 110.4 billion under Indian GAAP. In fiscal 2014, the net income under U.S. GAAP was lower primarily due to the impact of higher loan loss provisioning of Rs. 8.7 billion under U.S. GAAP, negative impact of Rs. 5.8 billion on valuation of securities under U.S. GAAP as compared to Indian GAAP, reversal of exchange gain recognized in the income statement under Indian GAAP on repatriation of profits by overseas branches amounting to Rs.

2.2 billion, negative impact of Rs. 2.2 billion due to differences in accounting for compensation cost under U.S. GAAP and lower profits of Rs. 1.2 billion attributable to ICICI Bank from insurance subsidiaries. In fiscal 2014, as compared to Indian GAAP, net income under U.S. GAAP was impacted positively by the impact of amortization of loan origination fees and costs of Rs. 6.9 billion and lower deferred tax expenses of Rs. 5.2 billion as compared to Indian GAAP. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 20” under U.S. GAAP included herein.

For a further description of significant differences between Indian GAAP and U.S. GAAP, a reconciliation of net income and stockholders’ equity to U.S. GAAP and certain additional information required under U.S. GAAP, see notes 20 and 21 to our consolidated financial statements included herein.

Critical Accounting Policies

In order to understand our financial condition and the results of operations, it is important to understand our significant accounting policies and the extent to which we use judgments and estimates in applying those policies. Our accounting and reporting policies are in accordance with Indian GAAP and conform to standard accounting practices relevant to our products and services and the businesses in which we operate. Indian GAAP requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities as of the date of the financial statements and the reported income and expenses during the reported period. Accordingly, we use a significant amount of judgment and estimates based on assumptions for which the actual results are uncertain when we make the estimation. See also “Consolidated Financial Statements—Schedule 17—Significant Accounting Policies” included herein.

ICICI Bank Limited

Accounting for Investments

ICICI Bank accounts for its investments in accordance with the guidelines on investment classification and valuation issued by the Reserve Bank of India. We classify all our investments into the following categories: (a) held-to-maturity, (b) available-for-sale and (c) held for trading. Under each classification, we further categorize investments into (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others.

Held-to-maturity securities are carried at their acquisition cost or at the amortized cost, if acquired at a premium over the face value. Any premium over the face value of the fixed rate and floating rate securities acquired is amortized over the remaining period to maturity on a constant effective yield basis and straight line basis respectively. Equity investments in joint ventures/associates are categorized as held-to-maturity in accordance with the Reserve Bank of India guidelines. These instruments are assessed for any permanent diminution in value and appropriate provisions are made.

Available for sale and held for trading securities of the Bank are valued in accordance with the guidelines issued by the Reserve Bank of India. The Bank amortizes the premium, if any, over the face value of its fixed and floating rate investments in government securities classified as available-for-sale over the remaining period to maturity on a constant effective yield basis and straight line basis respectively. The market value of quoted investments is based on the trades/quotes on recognized stock exchanges, subsidiary general ledger account transactions, and price list of the Reserve Bank of India or prices declared by the Primary Dealers Association of India jointly with Fixed Income Money Market and Derivatives Association, periodically.

The Bank computes the market value of its unquoted government securities which are in the nature of statutory liquidity ratio securities included in the available-for-sale and held for trading categories in accordance with rates published by the Fixed Income Money Market and Derivatives Association.

The Bank computes the market value of unquoted non-government fixed income securities (including Pass Through Certificates), under the available-for-sale and held for trading category, wherever linked to the yield-to-maturity rates, with a mark-up (reflecting associated credit risk) over the yield to maturity rates for government securities published by the Fixed Income Money Market and Derivatives Association.

The Bank computes the market value of its unquoted equity shares at the break-up value, if the latest balance sheet is available. If such a balance sheet is not available, the unquoted equity shares are valued at Re. 1 in accordance with the Reserve Bank of India guidelines.

The Bank computes the market value of its securities, under the available-for-sale and held for trading categories, scrip-wise (that is, by individual securities) and the depreciation/appreciation on securities, other than those acquired by way of loans is aggregated for each category. Net appreciation in each category, if any, is ignored, as it is unrealized while net depreciation is provided for. Non-performing investments are identified based on the Reserve Bank of India guidelines. Depreciation on securities acquired by way of conversion of outstanding loan is fully provided for. Depreciation on equity shares acquired and held by the Bank under Strategic Debt Restructuring scheme is provided over a period of four calendar quarters from the date of conversion of debt into equity.

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

Provisions/Write-offs on Loans and Other Credit Facilities

Provisions are generally made by ICICI Bank on standard, substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided/written off to the extent required by the Reserve Bank of India guidelines. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant Reserve Bank of India guidelines, are classified as non-performing loans to the extent of the amount outstanding in the host country. For loans booked in overseas branches, which are standard as per the extant Reserve Bank of India guidelines but are classified as non-performing loans based on host country guidelines, provisions are made as per the host country regulations. In respect of borrowers classified as non-cooperative borrowers, willful defaulters and non-performing assets covered under distressed assets framework of the Reserve Bank of India, the Bank makes accelerated provisions as per extant the Reserve Bank of India guidelines. The Bank held specific provisions for retail loans that are higher than the minimum regulatory requirements. The Bank held specific provisions against non-performing loans and a general provision against standard loans and floating provision taken over from the Bank of Rajasthan upon amalgamation.

The diminution in the fair value of a restructured loan, if any, measured in present value terms, is either written off or a provision is made to the extent of the diminution involved. A restructured loan, which is classified as a standard restructured loan, is subject to higher standard asset provisioning and higher risk weight for capital adequacy purposes than non-restructured standard loans up to the period specified in the guidelines. The specified period is a period of one year from the commencement of the first payment of interest or principal whichever is later on the credit facility with the longest moratorium as per the restructuring package during which payment performance is monitored. The loan continues to be classified as restructured until it reverts to the normal level of standard asset provisions/risk weights for capital adequacy purposes, which is a period of one year after the end of the specified period. Banks are required to disclose the aggregate fund-based credit facilities of borrowers whose loans were restructured.

The Bank also creates general provisions on its standard loans based on the guidelines issued by the Reserve Bank of India including provisions on loans to borrowers having unhedged foreign currency exposure and provision on exposure to step-down subsidiaries of Indian companies. For performing loans in overseas branches, the general provision is made at higher of host country regulations requirement and the Reserve Bank of India requirement.

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

In the case of loans sold to an asset reconstruction company, the excess provision was not reversed but is utilized to meet the shortfall/loss on account of the sale of other financial assets to the securitization/ reconstruction company. With effect from February 26, 2014, in accordance with the Reserve Bank of India guidelines, in case of non-performing loans sold to a securitization/reconstruction company, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received.

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

Funds for future appropriation (Unit linked) - Amounts estimated by Appointed Actuary as funds for future appropriation in respect of lapsed unit linked policies, are set aside in the Balance Sheet and are not available for distribution to Shareholders until the expiry of the maximum revival period.

Funds for future appropriation (Non-unit and Non-participating)- On the basis of recommendation of the Appointed Actuary surplus in the non-unit fund of linked line of business and non-participating funds may be held as Funds for future appropriations or appropriated to the Shareholders’ funds. When held in the policyholders’ funds, Funds for future appropriation provides capital for contingencies such as revival of lapsed or foreclosed policies.

Funds for future appropriation (Participating) - Based on the recommendation of Appointed Actuary unappropriated surplus is held in the Balance Sheet as Funds for future appropriations.

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

A description of the valuation methodologies of Level 3 investments under U.S. GAAP

Our total investment in Level 3 instruments amounted to Rs. 117.5 billion at year-end fiscal 2016, as compared to Rs. 128.7 billion at year-end fiscal 2015. Out of the total Level 3 investments, investments amounting to Rs. 113.2 billion were India-linked and investments amounting to Rs. 4.3 billion were non-India linked. India-linked investments consisted of pass through certificates of Rs. 94.2 billion, corporate bonds of Rs. 11.0 billion, venture capital units of Rs. 4.5 billion, equity shares of Rs. 3.1 billion and security receipts of Rs. 0.4 billion. Non-India linked investments consisted of mortgage backed securities of Rs. 3.9 billion and equity shares of Rs. 0.4 billion at year-end fiscal 2016.

Bonds that have been identified as illiquid and valued on the basis of a valuation model are classified as Level 3 instruments, only if the input used to value those securities is collected from unobservable market data or if the bonds were valued after making adjustment to the market observable data. The investment in bonds of

Rs. 11.0 billion is valued at the amortized cost net of impairment or using significant management estimates and assumptions or based on market value of the underlying collateral.

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

Our Canadian subsidiary holds retained interest, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, which has been recorded as available-for-sale securities in the balance sheet at fair value of Rs. 3.9 billion determined using an internal model.

The methodologies we use for validating the pricing of products which are priced with reference to market observable inputs include comparing the outputs of our models with counterparty quotes, in comparison with pricing from third party pricing tools, replicating the valuation methodology used in the model or other methods used on a case-by-case basis. The prices are also computed under various scenarios and are checked for consistency. However, for products where there are no reliable market prices or market observable inputs available, valuation is carried out using models developed using alternate approaches and incorporating proxies wherever applicable. The independent validation of pricing models is performed by an entity/unit independent of the risk management group.

Recently Issued Accounting Pronouncements under U.S. GAAP

Revenue from contracts with customers

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, “Revenue from contracts with customers” (ASU2014-09), an update to Topic 606 – Revenue from contracts with customers. The amendments in this Update require an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Accounting Standards Update No. 2014-09 is effective for interim and annual reporting periods beginning after December 15, 2017. We are in the process of evaluating the impact of adopting this statement.

Measuring the financial assets and the financial liabilities of a consolidated collateralized financing entity

In August 2014, the FASB issued Accounting Standards Update No. 2014-13, “Measuring the financial assets and the financial liabilities of a consolidated collateralized financing entity” (ASU2014-13), an update to Topic 810 – Consolidation. The amendments in this Update provide two alternative methods for measuring the fair value of a consolidated collateralized financing entity’s financial assets and financial liabilities. The first method requires the fair value of the financial assets and liabilities to be measured using the requirements of ASC Topic 820, Fair Value Measurements and Disclosures, with any differences between the fair value of the financial assets and financial liabilities being attributed to the consolidated collateralized financing entity and reflected in earnings in the consolidated statement of income. The alternative method requires measuring both the financial assets and financial liabilities using the more observable of the fair value of the assets or liabilities. The alternative method would also take into consideration the carrying value of any beneficial interests of the consolidated collateralized financing entity held by the parent, including those representing compensation for services, and the carrying value of any nonfinancial assets held temporarily. Accounting Standards Update No. 2014-13 is effective for interim and annual reporting periods beginning after December 15, 2015. Adoption of this ASU will not have a material effect on our financial statements.

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

Disclosures for investments in certain entities that calculate net asset value per share (or its equivalent)

In May 2015, the FASB issued Accounting Standards Update No. 2015-07, “Disclosures for investments in certain entities that calculate net asset value per share (or its equivalent)” (ASU 2015-07), an update to ASC Topic 820 – Fair value measurement. The amendments in this update remove the current requirement to categorize investments for which fair value is measured using the net asset value per share practical expedient within the fair value hierarchy and in case an entity has elected the practical expedient, changes the scope of certain disclosure requirements related to those investments. Accounting Standards Update No. 2015-07 is effective for interim and annual reporting periods beginning after December 15, 2015. We are in the process of evaluating the impact of adopting this statement.

Recognition and measurement of financial assets and financial liabilities

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), an update to ASC Topic 825 – Financial Instruments – Overall. The amendments in this update address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affect the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. Accounting Standards Update No. 2016-01 is effective for annual reporting periods beginning after December 15, 2017, and for the interim and annual reporting periods thereafter. We are in the process of evaluating the impact of adopting this statement.

Leases

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases” (ASU 2016-02). Accounting Standards Update 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. This Update requires all leases to be recognized on the balance sheet as lease assets and lease liabilities and both quantitative as well as qualitative disclosures regarding key information about leasing arrangements. Accounting Standards Update No. 2016-02 is effective for annual reporting periods beginning after December 15, 2018, and for the interim and annual reporting periods thereafter. We are in the process of evaluating the impact of adopting this statement.

Extinguishments of liabilities

In March 2016, the FASB issued Accounting Standards Update No. 2016-04, “Liabilities—Extinguishments of liabilities (Subtopic 405-20)” (ASU 2016-04), an update to Topic 405- Liabilities. The amendments in this Update contain specific guidance for de-recognition of prepaid stored-value product liabilities. Accounting Standards Update No. 2016-04 is effective for interim and annual reporting periods beginning after December 15, 2017. We are in the process of evaluating the impact of adopting this statement.

Derivatives and hedging: Effect of derivative contract novations on existing hedge accounting relationships

In March 2016, the FASB issued Accounting Standards Update No. 2016-05, “Derivatives and hedging (Topic 815) Effect of derivative contract novations on existing hedge accounting relationships” (ASU 2016-05), an update to Topic 815- Derivatives and hedging. The amendments in this Update clarify that where there is a change in the counterparty to a derivative instrument that has been designated as a hedging instrument under Topic 815, does not, in and of itself, require de-designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. Accounting Standards Update No. 2016-05 is effective for interim and annual reporting periods beginning after December 15, 2016. We are in the process of evaluating the impact of adopting this statement.

Derivatives and hedging: Contingent put and call options in debt instruments

In March 2016, the FASB issued Accounting Standards Update No. 2016-06, “Derivatives and hedging (Topic 815) Contingent put and call options in debt instruments” (ASU 2016-06), an update to Topic 815- Derivatives and hedging. The amendments in this Update clarify the steps required to be performed, when assessing the economic characteristics and risks of call (put) options that are clearly and closely related to the economic characteristics and risks of their debt hosts, which is one of the criteria for bifurcating an embedded derivative. Accounting Standards Update No. 2016-06 is effective for interim and annual reporting periods beginning after December 15, 2016. We are in the process of evaluating the impact of adopting this statement.

Simplifying the transition to the equity method of accounting

In March 2016, the FASB issued Accounting Standards Update No. 2016-07, “Simplifying the transition to the equity method of accounting” (ASU 2016-07), an update to ASC Topic 323 – Investments—Equity Method and Joint Ventures. The amendment in this Update requires that the equity method investor add the cost of acquiring the additional interest in the investee to the current basis of the investor’s previously held interest and adopt the equity method of accounting as of the date the investment becomes qualified for equity method accounting. Therefore, upon qualifying for the equity method of accounting, no retroactive adjustment of the investment is required. Further, this Update requires that an entity that has an available-for-sale equity security that becomes qualified for the equity method of accounting recognize through earnings the unrealized holding gain or loss accumulated in other comprehensive income at the date the investment becomes qualified for use of the equity method. Accounting Standards Update No. 2016-07 is effective for interim and annual reporting periods beginning after December 15, 2016. We are in the process of evaluating the impact of adopting this statement.

Compensation—Stock compensation

In March 2016, the FASB issued Accounting Standards Update No. 2016-09, “Compensation—Stock compensation” (ASU 2016-09). This Update involves simplification of several aspects of the accounting for share-based payment transactions, including the income tax consequences, classification of awards as either equity or liabilities, and classification on the statement of cash flows. Accounting Standards Update No.2016-09 is effective for annual reporting periods beginning after December 15, 2016, and for the interim and annual reporting periods thereafter. We are in the process of evaluating the impact of adopting this statement.

Financial Instruments—Credit Losses

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments—Credit Losses” (ASU 2016-13). The amendments in this Update eliminate the probable initial recognition threshold in current GAAP with respect to assets measured at amortized cost and, instead, reflect an entity’s current estimate of all expected credit losses. When credit losses were measured under current GAAP, an entity generally only considered past events and current conditions in measuring the incurred loss. The amendments in this Update broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. Further, credit losses on available-for-sale debt securities should be measured in a manner similar to current GAAP. However, the amendments in this Update require that credit losses be presented as an allowance rather than as a write-down. Accounting Standards Update No. 2016-13 is effective for annual reporting periods beginning after December 15, 2019 and for the interim and annual reporting periods thereafter. We are in the process of evaluating the impact of adopting this statement.

Convergence of Indian accounting standards with International Financial Reporting Standards

The financial statements and other financial information included in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. The Institute of Chartered Accountants of India issued Ind AS (a revised set of accounting standards) which converges the Indian accounting standards with International Financial Reporting Standards. The Ministry of Corporate Affairs which is the law making authority for adoption of accounting standards in India has notified these Ind AS for adoption. The ministry had issued a roadmap for transition to Ind AS by Indian companies (excluding banking companies, non-banking finance companies and insurance companies) in a phased manner starting from April 1, 2016.

During fiscal 2016, the ministry, in consultation with respective regulators, has notified April 1, 2018 as the date of transition to Ind AS for banking and insurance companies and in a phased manner from April 1, 2018 for non-banking finance companies. Accordingly, ICICI Group would adopt Ind AS from April 1, 2018. Financial statements prepared under standards different than the existing GAAP may diverge significantly from the financial statements and other financial information included in this annual report.

Management

Directors and Executive Officers

Our Board of Directors, consisting of 13 members at July 28, 2016, is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, change the maximum number of directors by a special resolution which has to be approved by our shareholders. A special resolution is considered as approved where the votes cast by members in favor of the resolution are not less than three times the number of the votes, if any, cast against the resolution. In addition, under the Banking Regulation Act 1949, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our Board of Directors.

The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture and small scale industry. All of our directors are professionals with special knowledge of one or more of the above areas. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India, in addition to the approval of shareholders required for appointment of all directors other than the government director and the debenture director. In classification of directors as independent, we have relied on the declaration of independence provided by the independent directors as prescribed under the Companies Act and placed at the board meeting held on April 29, 2016, applicable Reserve Bank of India guidelines and circulars and legal advice. The Companies Act excludes the government director from the definition of independent director. The Reserve Bank of India has also prescribed ‘fit and proper’ criteria to be considered while appointing persons as directors of banking companies. Our directors (other than the government director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our Board Governance, Remuneration and Nomination Committee/Board of Directors has reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria. Further, pursuant to the Reserve Bank of India guidelines, a person is eligible for appointment as director if he or she is between 35 and 70 years of age.

Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, there is no debenture director on our Board of Directors.

Of our 13 directors, five directors are in our whole-time employment or executive directors, one is a government director and the remaining seven directors are independent directors. Mr. Alok Tandon is presently the government nominee director on our Board. Of the seven independent directors, Mr. M. K. Sharma is the Chairman of our Board and the others are company/corporate executives, retired company executives, advisors and chartered accountants. Of the seven independent directors, two have specialized knowledge in respect of agriculture and rural economy or small scale industry.

The Companies Act provides that an independent director shall not hold office for more than two consecutive terms of five years each provided that the director is re-appointed by passing a special resolution on completion of the first term of five consecutive years. To compute the period of five consecutive years, the tenure of every independent director was reckoned afresh from April 1, 2014. Pursuant to the provisions of the Banking Regulation Act, none of the directors other than the Chairman and executive directors may hold office continuously for a period exceeding eight years. The Companies Act also provides that in respect of banking companies, the provisions of the Companies Act shall apply except in so far as they are inconsistent with the provisions of the Banking Regulation Act.

Pursuant to the provisions of the Companies Act, at least two-thirds of the total number of directors (other than independent directors) are subject to retirement by rotation. The government director and the debenture director are not subject to retirement by rotation as per our organizational documents. One-third of the directors liable to retire by rotation must retire from office at each annual meeting of shareholders. A retiring director is eligible for re-election.

Pursuant to the approval granted by the Reserve Bank of India, Mr. M. K. Sharma was appointed as the independent non-executive Chairman of our Board effective July 1, 2015 up to June 30, 2018. The appointment was approved by our shareholders through postal ballot on April 22, 2016.

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

The Board of Directors at its meeting held on November 16, 2015 appointed Ms. Vishakha Mulye as Executive Director for a period of five years effective from the date of receipt of the Reserve Bank of India approval. Pursuant to approval granted by the Reserve Bank of India, Ms. Vishakha Mulye was appointed as an Executive Director on the Board of the Bank effective January 19, 2016 for a period of three years. Our shareholders through postal ballot on April 22, 2016 approved the appointment of Ms. Vishakha Mulye for a period of five years effective January 19, 2016 up to January 18, 2021.

The Board of Directors at its meeting held on April 29, 2016 and the shareholders at the annual general meeting held on July 11, 2016 have approved the appointment of Mr. Vijay Chandok as executive director for a period of five years effective from the date of receipt of approval of the Reserve Bank of India. Reserve Bank of India has granted its approval through its letter dated July 28, 2016 and has approved the appointment of Vijay Chandok for a period of three years effective from July 28, 2016.

Mr. K. Ramkumar, Executive Director stepped down from his position as Executive Director effective April 30, 2016 after opting for early retirement to pursue other interests.

Our Board of Directors had the following members at July 28, 2016:

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at July 28, 2016
Mr. Mahendra Kumar Sharma Independent Non-Executive Chairman	69	July 1, 2015 (Date of appointment as non-executive Chairman)

Non Executive Chairman

United Spirits Limited

Director

Blue Star Limited

Asian Paints Limited

Wipro Limited

Atria Convergence Technologies Private Limited

Gwalior Webbing Company Private Limited

East India Investment Company Private Limited

Cello Writing Aids Private Limited

Cello Plastic Products Private Limited

Cello Pens Private Limited

Member – Executive Board

Indian School of Business

Member – Board of Governors

The Anglo Scottish Education Society Ltd.

Mr. Dileep Choksi Independent Non-Executive Director Profession: Advisor	66	April 26, 2013

Director
Arvind Limited

AIA Engineering Limited
Lupin Limited
Mafatlal Cipherspace Private Limited

Swaraj Engines Limited

Tata Housing Development Company Limited

Hexaware Technologies Limited

Miramac Properties Private Limited

ICICI Home Finance Company Limited

Mr. Homi Khusrokhan Independent Non-Executive Director Profession: Advisor	72	January 21, 2010	Director Amanta Healthcare Limited Fulford (India) Limited Novalead Pharma Private Limited Samson Maritime Limited Member – Board of Governors The Anglo Scottish Education Society Ltd

Mr. Alok Tandon Nominee Director Profession: Government Service	53	June 6, 2014	Chairman-cum-Managing Director Agricultural Insurance Corporation of India Director IFCI Limited National Housing Bank United India Insurance Company Limited Management Development Institute, Gurgaon

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at July 28, 2016
Mr. M. S. Ramachandran Independent Non-Executive Director Profession: Advisor	71	April 25, 2009

Director
Ester Industries Limited

GOCL Corporation Ltd (Formerly Gulf Oil Corporation Ltd.)

Gulf Oil Lubricants India Limited Houghton International Inc. (U.S.A.)
Infrastructure India Plc (ISLE of MAN)
Supreme Petrochem Limited
International Paper APPM Limited

ICICI Prudential Life Insurance Company Limited

Dr. Tushaar Shah Independent Non-Executive Director Profession: Advisor	64	May 3, 2010	Director Niti Shala Foundation Member of Board of Governors DSC Foundation

Mr. V. K. Sharma Independent Non-Executive Director Profession: Managing Director, Life Insurance Corporation of India	57	March 6, 2014

Managing Director

Life Insurance Corporation of India

Director

ACC Limited

Infrastructure Leasing & Financial Services Limited

LIC Pension Fund Limited

Life (International) B.S.C Bahrain

Life Insurance Corporation (LIC) of Bangladesh Limited

Mr. V. Sridar Independent Non-Executive Director Profession: Advisor	69	January 21, 2010

Director
Aadhar Housing Finance Limited
Cent Bank Home Finance Limited
ICICI Prudential Life Insurance Company Limited
IDFC AMC Trustee Company Limited
Ponni Sugars (Erode) Limited
Seshasayee Paper & Boards Limited

Ms. Chanda Kochhar Managing Director and CEO Profession: Company Executive	54	April 1, 2001

Chairperson
ICICI Bank UK Plc
ICICI Bank Canada
ICICI Prudential Life Insurance Company Limited
ICICI Lombard General Insurance Company Limited
ICICI Prudential Asset Management Company Limited
ICICI Securities Limited
Director

Catalyst

Member-Board of Directors
Institute of International Finance, Inc
Member-Executive Board
Indian School of Business

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at July 28, 2016
Mr. N. S. Kannan Executive Director Profession: Company Executive	51	May 1, 2009

Chairman
ICICI Securities Primary Dealership Limited
Director
ICICI Bank UK Plc
ICICI Bank Canada
ICICI Prudential Life Insurance Company Limited
ICICI Lombard General Insurance Company Limited
ICICI Prudential Asset Management Company Limited

Ms. Vishakha Mulye Executive Director Profession: Company Executive	47	January 19, 2016	Director ICICI Securities Primary Dealership Limited ICICI Securities Limited

Mr. Rajiv Sabharwal Executive Director Profession: Company Executive	50	June 24, 2010	Chairman ICICI Home Finance Company Limited

Mr. Vijay Chandok Executive Director Profession: Company Executive	48	July 28, 2016	Chairman ICICI Investment Management Company Limited Director ICICI Bank UK Plc ICICI Bank Canada ICICI Lombard General Insurance Company Limited

Our executive officers at July 29, 2016 were as follows:

Name	Age	Designation and Responsibilities	Years of work experience	Total remuneration in fiscal 2016(1) (in Rupees)	Bonus for fiscal 2016 (in Rupees)	Stock options granted for fiscal 2015	Stock options granted for fiscal 2016(2,3)	Total stock options granted through June 30, 2016(3)	Total stock options outstanding at June 30, 2016(4)	Shareholdings at July 1, 2016(5)
Ms. Chanda Kochhar	54	Managing Director and CEO	32	47,964,201	-	1,450,000	3,475,000	16,950,000	14,058,000	2,336,625
Mr. N. S. Kannan	51	Executive Director	28	33,200,973	-	725,000	1,685,000	7,397,000	6,085,000	426,125
Ms. Vishakha Mulye	47	Executive Director	23	10,544,281	-	-	685,000	4,364,875	3,310,000	514,458
Mr. Rajiv Sabharwal	50	Executive Director	26	32,596,623	-	655,000	1,685,000	5,990,000	5,045,500	274,500
Mr. Vijay Chandok	48	Executive Director	25	33,654,200	-	420,000	1,195,000	5,595,500	4,833,700	49,025

Mr. Rakesh Jha	44	CFO	20	22,887,555	-	290,000	710,500	3,693,750	2,850,500	13,500

(1)	Includes salary and other benefits and ICICI Bank’s contribution to superannuation fund, provident and gratuity fund paid for fiscal 2016 and excludes the deferred component of bonus for fiscal 2012, fiscal 2013 and fiscal 2014 which were paid in fiscal 2016.

(2)	Stock options to executive directors are subject to approval of the Reserve Bank of India.

(3)	Includes special grant of stock options approved by the Reserve Bank of India on November 2015 aggregating to 2,100,000 for Chanda Kochhar and 1,000,000 each for N.S. Kannan and Rajiv Sabharwal. Special grant of stock options aggregating to 700,000 and 435,000 were made to Mr. Vijay Chandok and to Mr. Rakesh Jha, respectively.

(4)	The shares-linked instruments (ESOPs) are at a face value of Rs. 2 each.

(5)	Each stock option, once exercised, is equivalent to one equity share of ICICI Bank. ICICI Bank granted these stock options to its executive officers at no cost. See “—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme” for a description of the other terms of these stock options.

(6)	Executive officers and directors (including non-executive directors) as a group held about 0.06% of ICICI Bank’s equity shares as of this date.

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

Mr. N. S. Kannan is a graduate in mechanical engineering, a post-graduate in management from the Indian Institute of Management, Bangalore and a chartered financial analyst from the Institute of Chartered Financial Analysts of India. He joined ICICI in 1991. He has worked in the areas of corporate finance, infrastructure finance, structured finance, treasury and life insurance. He was Chief Financial Officer and Treasurer of ICICI Bank from 2003 to 2005 and Executive Director on the board of ICICI Prudential Life Insurance Company from 2005 to 2009. Our Board of Directors appointed him as Executive Director and Chief Financial Officer effective May 1, 2009. Our board re-designated Mr. Kannan as Executive Director, effective October 25, 2013. His responsibilities include finance, treasury, legal, operations, risk management, secretarial, corporate communications, corporate branding and the strategic solutions group. The compliance and internal audit functions have administrative reporting to Mr. Kannan.

Ms. Vishakha Mulye is a chartered accountant. She joined the ICICI Group in 1993, and has worked in the areas of strategy, treasury and markets, proprietary equity investing and management of long-term equity investments, structured finance, management of special assets and corporate and project finance. Ms. Mulye was the Group Chief Financial Officer of ICICI Bank from 2005 to 2007, Executive Director on the Board of ICICI Lombard General Insurance Company from 2007 to 2009, and Managing Director and Chief Executive Officer of ICICI Venture Funds Management Company from 2009 to 2015. Pursuant to approval granted by the Reserve Bank of India, Ms. Mulye assumed office as an Executive Director effective January 19, 2016. She is currently responsible for wholesale banking.

Mr. Rajiv Sabharwal is a graduate in mechanical engineering and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1998 and has worked in the areas of credit policy, collections, mortgage finance, consumer loans, rural banking, microfinance and financial inclusion. He left the services of the Bank in December 2008 and rejoined effective April 1, 2010, as Senior General Manager in charge of retail banking. Our Board of Directors appointed him as an Executive Director effective June 24, 2010. He is currently responsible for retail and rural banking.

Mr. Vijay Chandok is a post-graduate in management from Narsee Monjee Institute of Management Studies, Mumbai. He joined ICICI in 1993 and has worked in the areas of corporate banking, small enterprises and retail banking. He was designated as Group Executive-International Banking in April 2010 and re-designated as President effective May 10, 2011. Mr. Chandok was appointed as executive director for a period of five years by the shareholders at the annual general meeting held on July 11, 2016 subject to approval of the Reserve Bank of India. The Reserve Bank of India has approved the appointment of Mr. Chandok for a period of three years effective from July 28, 2016. He is responsible for the commercial banking group, small and medium enterprises business and international banking.

Mr. Rakesh Jha is an engineering graduate from the Indian Institute of Technology at Delhi and a post-graduate in management from the Indian Institute of Management, Lucknow. He joined ICICI in 1996 and has worked in various areas including planning, strategy, finance and treasury. He was designated the Deputy Chief Financial Officer of ICICI Bank in May 2007 and Chief Financial Officer in October 2013. His responsibilities include financial reporting, planning and strategy and asset-liability management.

Corporate Governance

Our corporate governance policies recognize the accountability of the Board and the importance of making the Board transparent to all our constituents, including employees, customers, investors and the regulatory authorities, and for demonstrating that the shareholders are the ultimate beneficiaries of our economic activities.

Our corporate governance framework is based on an effective independent board, the separation of the Board’s supervisory role from the executive management and the constitution of Board committees, generally comprising a majority of independent directors and most of the Committees being chaired by independent directors, to oversee critical areas and functions of executive management.

Our corporate governance philosophy encompasses regulatory and legal requirements, such as the compliance with the provisions of the Securities and Exchange Board of India (Listing Obligations and Disclosure Requirements) Regulations, 2015, aimed at a high level of business ethics, effective supervision and enhancement of value for all stakeholders.

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

Audit Committee

As of the date of filing this annual report, the Audit Committee comprises four independent directors- Mr. Homi Khusrokhan, Mr. Dileep Choksi, Mr. M. S. Ramachandran and Mr. V. Sridar. The Audit Committee is chaired by Mr. Homi Khusrokhan, an Independent Director. Mr. Dileep Choksi, an independent director, is the alternate Chairman. Mr. Homi Khusrokhan, Mr. Dileep Choksi and Mr. V. Sridar are chartered accountants. Our Board of Directors has also determined that Mr. Dileep Choksi qualifies as an Audit Committee financial expert.

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

The functions of the Committee include recommending appointments of directors to the Board, identifying persons who are qualified to become directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulating criteria for the evaluation of the performance of the wholetime and independent directors and the Board and to extending or continuing the term of appointment of independent directors on the basis of the report of performance evaluation of independent directors, recommending to the Board a policy relating to the remuneration for the directors, key managerial personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to wholetime directors, commission and fee payable to non-executive Directors subject to applicable regulations, policy for and quantum of bonus payable to the members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a director, framing policy on Board diversity, framing guidelines for the Employees Stock Option Scheme and recommending the grant of the Bank’s stock options to employees and wholetime directors of the Bank and its subsidiary companies.

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

The functions of the Committee are to approve strategy for information technology and policy documents, ensure that information technology strategy is aligned with business strategy, review information technology risks, ensure proper balance of information technology investments for sustaining our growth, oversee the aggregate funding of information technology at a Bank-level, ascertain if the management has resources to ensure the proper management of information technology risks and review contribution of information technology to our business.

Risk Committee

As of the date of filing this annual report, the Risk Committee comprises seven directors—Mr. M. K. Sharma, Mr. Dileep Choksi, Mr. Homi Khusrokhan, Mr. V. K. Sharma, Mr. V. Sridar, Mr. Alok Tandon and Ms. Chanda Kochhar. Mr. M. K. Sharma, an independent director, is the Chairman of the Committee.

The functions of the Committee are to review our risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks and business continuity plan and disaster recovery plans. The functions of the Committee also include review of the Enterprise Risk Management framework, risk appetite framework, stress testing framework, Internal Capital Adequacy Assessment Process and framework for capital allocation, review of the status of Basel II and Basel III implementation, our risk return profile, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Management Committee. The Committee also has oversight on risks of subsidiaries covered under the Group Risk Management Framework.

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

Review Committee for Identification of Wilful Defaulters/Non Co-operative Borrowers

The Managing Director & CEO is the Chairperson of this Committee and any two independent directors comprise the remaining members.

The function of this Committee is to review the order of the Committee for identification of wilful defaulters /non-cooperative borrowers (a Committee comprising wholetime directors and senior executives of the Bank to examine the facts and record the fact of the borrower being a wilful defaulter/non-cooperative borrower) and confirm the same for the order to be considered final.

Code of Ethics

We have adopted a Group Code of Business Conduct and Ethics for our directors and all our employees. This code aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the Company and is reviewed on an annual basis. We have not granted a waiver from any provision of the code to any of our directors or executive officers.

Principal Accountant: Fees and Services

The total fees to our principal accountant relating to the audit of consolidated financial statements for fiscal 2015 and fiscal 2016 and the fees for other professional services billed in fiscal 2015 and fiscal 2016 are as follows:

	Year ended March 31,
	2015		2016		2016
	(in millions)				(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	260	Rs.	270	US$	4,081
Audit-related services
Opinion on non-statutory accounts presented in Indian Rupees		8		10		144
Others		10		14		217
Sub-total		278		294		4,442
Non-audit services
Tax services		–		–		–
Tax compliance		5		4		64
Other services		1		3		42
Sub-total		6		7		106
Total	Rs.	284	Rs.	301	US $	4,548

Fees for “other services” under the non-audit services category are principally fees related to advisory and certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2016 and fees for other professional services billed in fiscal 2016. Our Audit Committee pre-approves all significant assignments undertaken for us by our principal accountant.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the New York Stock Exchange for United States issuers.

Independent Directors. A majority of our Board are independent directors, as defined under applicable Indian legal requirements. Section 149 of the Companies Act notified effective April 1, 2014 has defined an independent director and specified the eligibility criteria for a director to be classified as independent. The criteria include that a director in order to be independent should not have any pecuniary relationship with the company, its holding, subsidiary or associate company, or their promoters, or directors, during the two immediately preceding financial years or during the current financial year. Exemptions have been prescribed for certain transactions which may be in the ordinary course of business and at arm’s length. As per the Companies Act, every independent director at the first meeting of the Board in which he/she participates as a director and thereafter at the first meeting of the Board in every financial year or whenever there is any change in the circumstances which may affect his/her independent status is required to give a declaration that he/she meets the relevant criteria. In classification of the directors as independent, we have relied on the declarations provided by the directors as prescribed under the Companies Act and placed at the board meeting held on April 29, 2016, applicable Reserve Bank of India guidelines and circulars and legal advice obtained in this regard. The Board has accordingly determined the independence of these directors. Pursuant to the Companies Act, the director nominated by Government of India would not be classified as independent. Although the judgment on independence must be made by our Board as required under the Companies Act, there is no requirement that our Board affirmatively make such determination, in accordance with the independence test as required by the New York Stock Exchange rules.

Non-Management Directors Meetings. The Companies Act requires independent directors to meet at least once a year without the non-independent directors and members of the management. The independent directors at such meetings are required to review the performance of the Chairman, non-independent directors and the Board as a whole. The independent directors met on April 29, 2016 to carry out these reviews. Prior to this, the independent directors had met separately before the Board meeting held on September 16, 2015.

Board Governance, Remuneration and Nomination Committee and Audit Committee. All members of our Board Governance, Remuneration and Nomination Committee are independent, as defined under applicable Indian legal requirements. All members of our Audit Committee are independent under Rule 10A-3 under the Exchange Act. The constitution and main functions of these committees as approved by our Board are described above and comply with the spirit of the New York Stock Exchange requirements for United States issuers.

Corporate Governance Guidelines. Under New York Stock Exchange rules, United States issuers are required to adopt and disclose corporate governance guidelines addressing matters such as standards of director qualification, responsibilities of directors, director compensation, director orientation and continuing education, management succession and annual performance review of the board of directors. While as a foreign private issuer, we are not required to adopt such guidelines, under the home country regulations, pursuant to the notification of the Companies Act, the Bank has disclosed the policy on director appointments and remuneration including criteria for determining qualifications and independence of a director in its Indian annual report to shareholders for fiscal 2016. The Bank is also required to provide a statement indicating the manner in which formal annual evaluation has been made by the Board of its own performance and that of its committees and individual directors and this statement has been included in the Indian annual report.

Compensation and Benefits to Directors and Officers

Remuneration

Under our organizational documents, each non-executive director, except the government director, is entitled to receive remuneration for attending each meeting of our Board or of a Board committee. The amount of remuneration payable to non-executive directors is set by our Board from time to time in accordance with limits prescribed by the Companies Act and the rules thereunder. The Board of Directors has approved the payment of Rs. 100,000 as sitting fee for each meeting of the Board and Rs. 20,000 as sitting fee for each meeting of a Committee. The Reserve Bank of India through its guidelines dated June 1, 2015 regarding Compensation of Non-executive Directors (except part-time Chairman) of Private Sector Banks has permitted the payment of profit-related commission up to Rs. 1,000,000 per annum for non-executive directors (other than non-executive part-time Chairman). Our shareholders at the annual general meeting held on July 11, 2016 have approved the payment of profit-related commission up to Rs. 1,000,000 per annum to non-executive directors (excluding non-executive part-time Chairman and the Government Nominee Director). In addition, we reimburse directors for travel and related expenses in connection with Board and Committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our Board of Directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above. We have not paid any remuneration to non-executive directors other than the remuneration for attending each meeting of our Board or of a Board committee and we propose to pay them a profit-related commission as described above. Non-executive directors are not entitled to the payment of any benefits at the end of their terms of office.

Our Board, at its meeting held on June 9, 2015, approved a remuneration range of Rs. 3,000,000 – Rs. 5,000,000 per annum for Mr. M. K. Sharma, with the remuneration for each year to be determined by the Board within this range. The Board also approved remuneration of Rs. 3,000,000 per annum effective July 1, 2015 to be paid to Mr. Sharma for the first year of his tenure. The Reserve Bank of India while approving the appointment of Mr. Sharma for the period July 1, 2015 to June 30, 2018 also approved the above remuneration.

Our Board or any committee thereof may fix, within the range approved by the shareholders, the salary and supplementary allowance payable to the executive directors. We are required to obtain specific approval of the

Reserve Bank of India for the actual monthly salary, supplementary allowance and annual performance bonus paid each year to the executive directors.

The following table sets forth the currently applicable monthly salary ranges:

Name and Designation	Monthly Salary Range (Rs.)
Ms. Chanda Kochhar, Managing Director and CEO	1,350,000 – 2,600,000 (US$ 20,377 – US$ 39,245)
Mr. N. S. Kannan, Executive Director	950,000 – 1,700,000 (US$ 14,340 – US$ 25,660)
Ms. Vishakha Mulye, Executive Director	950,000 – 1,700,000 (US$ 14,340 – US$ 25,660)
Mr. Rajiv Sabharwal, Executive Director	900,000 – 1,600,000 (US$ 13,585 – US$ 24,151)

The monthly supplementary allowance range for the Managing Director and CEO is Rs 1,000,000 – Rs. 1,800,000, for N. S. Kannan, Executive Director and Vishakha Mulye, Executive Director is Rs. 675,000 - Rs 1,225,000 and for Rajiv Sabharwal, Executive Director is Rs. 650,000 – Rs. 1,200,000. The Board will determine the actual remuneration/supplementary allowance payable within the above ranges from time to time subject to the approval of the Reserve Bank of India.

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

The total compensation paid by ICICI Bank to its executive directors and executive officers during fiscal 2016 was Rs. 249.2 million.

Bonus

Each year, our Board of Directors awards discretionary bonuses to employees and executive directors on the basis of performance and seniority. The performance of each employee is evaluated through a performance management appraisal system. The aggregate amount of bonuses to all eligible employees of ICICI Bank for fiscal 2016 was Rs. 3.8 billion. This amount was paid in fiscal 2017. Our executive directors and other executive officers did not receive a performance bonus for fiscal 2016.

Employee Stock Option Scheme

ICICI Bank has an employee stock option scheme to encourage and retain high-performing employees. Pursuant to the stock option scheme as amended, up to 10.0% of the aggregate of issued equity shares at the time of the grant of stock options could be allocated under the employee stock option scheme. At year-end fiscal 2016, against the limit of 10.0% of issued shares, equivalent to 581.5 million shares, we had granted about 423.6 million options under the employee stock option scheme. Employees and directors of ICICI Bank, its subsidiaries and its holding company are eligible employees for grants of stock options. ICICI Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

Options granted after April 1, 2014 vest in a graded manner over a three-year period, with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of the grant, other than the following:

•	Out of the total options granted in April 2014, 250,000 options will vest in equal proportions on April 30, 2017 and April 30, 2018.

•	Options granted in September 2015 will vest in equal proportions on April 30, 2018 and April 30, 2019. Any unvested options will lapse on the termination of employment, including due to retirement (whether in the normal course or pursuant to any early/voluntary retirement scheme).

Options granted prior to April 1, 2014 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant, other than the following:

•	Options granted in April 2009 vested in a graded manner over a five-year period with 20%, 20%, 30% and 30% of the grant vesting in each year, commencing from the end of 24 months from the date of the grant.
•	Out of options granted in February 2011, 50% of the options granted vested on April 30, 2014 and the balance 50% vested on April 30, 2015.
•	Options granted in September 2011 vest in a graded manner over a five-year period with 15%, 20%, 20% and 45% of the grant vesting in each year, commencing from the end of 24 months from the date of grant.

Till April 21, 2016, options could be exercised within 10 years from the date of grant or five years from the date of vesting, whichever was later. Effective April 22, 2016, options can be exercised within 10 years from the date of vesting. The exercise price for options granted is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options. Options granted in February 2011 were granted at an exercise price which was approximately 3.0% below the closing price preceding the date of grant of options.

The following table sets forth certain information regarding the stock option grants ICICI Bank has made under its employee stock option scheme and outstanding at April 28, 2016. ICICI Bank granted all of these stock options at no cost to its employees. Options granted include grants to wholetime directors and employees of subsidiaries of ICICI Bank. ICICI Bank has not granted any stock options to its non-executive directors.

Date of grant	Number of options granted	Exercise price
April 29, 2006	31,337,000	Rs.	115.36	US$	1.74
July 22, 2006	145,000		96.95		1.46
October 24, 2006	392,500		144.11		2.18
January 20, 2007	325,000		197.08		2.97
April 28, 2007	24,101,500		187.03		2.82
July 21, 2007	55,000		197.17		2.98
October 19, 2007	230,000		207.30		3.13
January 19, 2008	200,000		249.77		3.77
March 8, 2008	195,000		178.68		2.70
April 26, 2008	27,975,000		183.13		2.76
July 26, 2008	125,000		131.35		1.98
October 27, 2008	102,500		61.70		0.93
April 25, 2009	8,642,500		86.82		1.31
March 6, 2010	12,500		180.35		2.72
April 24, 2010	11,963,000		195.54		2.95
July 31, 2010	220,000		180.98		2.73
October 29, 2010	90,000		217.81		3.29
January 24, 2011	125,000		213.11		3.22
February 7, 2011	15,175,000		193.40		2.92
April 28, 2011	20,093,000		221.37		3.34
July 29, 2011	45,000		203.49		3.07
September 16, 2011	150,000		175.24		2.65
October 31, 2011	15,000		186.67		2.82
April 27, 2012	21,961,000		168.29		2.54
July 27, 2012	15,000		181.35		2.74
October 26, 2012	275,000		217.43		3.28
April 26, 2013	22,073,250		235.47		3.55
January 29, 2014	25,000		203.73		3.08
April 25, 2014	32,350,500		259.91		3.92
October 30, 2014 .	25,000		321.17		4.85
April 7, 2015	33,627,000		308.25		4.65
July 31, 2015	10,000		291.00		4.39
September 16, 2015	31,249,000		268.90		4.06
January 28, 2016	18,500		237.30		3.58
April 28, 2016	32,528,300	Rs.	244.60	US$	3.69

(1)	Options granted on April 28, 2016, include options granted to executive directors, which requires the approval of the Reserve Bank of India.

The following table sets forth certain information regarding the options granted by ICICI Bank at April 28, 2016.

Particulars	ICICI Bank
Options granted(1) (net of lapsed)		423,619,395
Options vested		329,304,290
Options exercised		200,135,180
Options forfeited/lapsed		61,946,430
Extinguishment or modification of options		-
Amount realized by exercise of options	Rs.	14,716,308,943
Total number of options in force		223,484,215

(1)	Includes options granted to executive directors which requires approval of the Reserve Bank of India.

ICICI Prudential Life Insurance Company has an Employee Stock Option Scheme, the terms of which allow up to 3.0% of its issued capital to be allocated to employee stock options. ICICI Prudential Life Insurance Company had last granted options in fiscal 2009. ICICI Prudential Life Insurance Company had 5,999,175 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2016.

ICICI Lombard General Insurance Company has an Employee Stock Option Scheme, the terms of which allow up to 5.0% of its paid-up capital to be allocated to employee stock options. ICICI Lombard General Insurance Company had last granted options in fiscal 2012. ICICI Lombard General Insurance Company had 7,004,248 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2016.

Loans

ICICI Bank has internal rules for grant of loans to employees and executive directors to acquire certain assets such as property, vehicles and other consumer durables. ICICI Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, ICICI Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2016, outstanding loans to ICICI Bank’s employees totaled Rs. 8.5 billion compared to Rs. 8.4 billion at year-end fiscal 2015. This amount included loans to certain executive directors amounting to Rs. 52 million at year-ended fiscal 2016 compared to Rs. 37 million at year-end fiscal 2015, made on the same terms, including as to interest rates and collateral, as loans to other employees. Loans to executive directors are made after approval by the Reserve Bank of India. See also “Operating and Financial Review and Prospects—Related Party Transactions”.

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

The accounts of the fund are audited by independent auditors. The total corpus of the fund at year-end fiscal 2016 based on its audited financial statements was Rs. 7,093 million compared to Rs. 6,575 million at year-end fiscal 2015.

Superannuation Fund

ICICI Bank contributes 15% of the total annual basic salary to a superannuation fund in respect of the employees to whom it applies. ICICI Bank’s employees get an option on retirement or resignation to receive one-third or one-half, depending on the tenure of service, of the total balance as commutation and a periodic pension based on the remaining balance. In the event of the death of an employee, his or her beneficiary receives the remaining accumulated balance, if eligible. ICICI Bank also gives a cash option to its employees, allowing them to receive the amount that would otherwise be contributed by ICICI Bank in their monthly salary during their employment. The superannuation fund is being administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to choose between funds administered by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. The total corpus of the superannuation fund was Rs. 2,656 million at year-end fiscal 2016 compared to Rs. 2,557 million at year-end fiscal 2015.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as part of its retirement benefits to its employees. There are separate provident funds for employees inducted from merged entities (Bank of Madura, The Bank of Rajasthan and Sangli Bank) and for other employees of ICICI Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary and ICICI Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from merged entities and other employees of ICICI Bank at year-end fiscal 2016, based on their audited financial statements, amount to Rs. 3,501 million and Rs. 16,433 million respectively, as compared to Rs. 3,539 million and Rs. 14,203 million for fiscal 2015.

Pension Fund

The Bank provides for pension, a deferred retirement plan covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plan provides for pension payments, including dearness relief, on a monthly basis to these employees on their retirement based on the respective employee’s years of service with the Bank and applicable salary. For the former Bank of Madura, Sangli Bank and Bank of Rajasthan employees in service, funds are managed by the trust and the liability is funded as per actuarial valuation. The trust purchases annuities from the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited as part of its master policies for payment of pension to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. Employees covered by the pension plan are not eligible for employer’s contribution under the provident fund plan. The corpus, based on unaudited financial statements at year-end fiscal 2016 was Rs. 13,098 million compared to Rs. 11,484 million at year-end fiscal 2015.

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

The Reserve Bank of India

The Reserve Bank of India, established in 1935, is the central banking and monetary authority in India. The Reserve Bank of India manages the country’s money supply and foreign exchange and also serves as a bank for the government of India and for the country’s commercial banks. In addition to the traditional central banking roles, the Reserve Bank of India undertakes certain developmental and promotional roles.

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

Commercial Banks

Commercial banks in India meet the short-term financial needs, or working capital requirements, of industry, trade and agriculture, provide long-term financing to sectors like infrastructure and provide retail loan products. At March 31, 2016, there were 149 scheduled commercial banks in the country, with a network of 132,587 branches serving approximately Rs. 96.60 trillion in deposit accounts. Scheduled commercial banks are banks that are listed in the second schedule of the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 64.6% of bank branches located in rural or semi-urban areas of the country.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India and its five associate banks, 20 nationalized banks and 56 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 89,921 branches, and accounted for 68.2% of the outstanding gross bank credit and 70.8% of the aggregate deposits of scheduled commercial banks at March 31, 2016. The State Bank of India is the largest bank in India in terms of total assets. At March 31, 2016, the State Bank of India and its five associate banks had 23,966 branches. They accounted for 22.5% of aggregate deposits and 21.8% of outstanding gross bank credit of all scheduled commercial banks.

Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. The National Bank for Agriculture and Rural Development is responsible for supervising the functions of the regional rural banks. At March 31, 2016, there were 56 regional rural banks and they had 20,416 branches, and accounted for 3.2% of aggregate deposits and 2.8% of gross bank credit outstanding of scheduled commercial banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of private sector banks, including us. These banks are collectively known as the “new” private sector banks. At March 31, 2016, there were eight “new” private sector banks. In April 2014, the Reserve Bank of India issued in-principle licenses to two non-banking finance companies, IDFC Limited and Bandhan Financial Services Private Limited, to set up banks under these guidelines. These banks began operations in fiscal 2016. In September 2015, the Reserve Bank of India granted in-principle licenses to 10 small finance banks and 11 payments banks in the private sector. Of these, one small finance bank has begun operations and three payments banks licensees have surrendered or announced their decision to surrender their licenses. See also “—Differentiated licenses”. In addition, 13 old private sector banks existing prior to July 1993 were operating at March 31, 2016.

At March 31, 2016, private sector banks accounted for approximately 21.4% of aggregate deposits and 24.0% of gross bank credit outstanding of the scheduled commercial banks. Their network of 21,926 branches accounted for 16.5% of the total branch network of scheduled commercial banks in the country.

Foreign Banks

There were 43 foreign banks operating in India with 325 branches at March 31, 2016. Foreign banks accounted for 4.6% of aggregate deposits and 5.0% of outstanding gross bank credit of scheduled commercial banks. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, some of the larger foreign banks have made retail banking a significant part of their portfolios. Most foreign banks operate in India through branches of the parent bank. Certain foreign banks also have wholly owned non-bank finance company, investment banking, securities broking, insurance and asset management subsidiaries or joint ventures for both corporate and retail lending.

In a circular dated July 6, 2004, the Reserve Bank of India stipulated that banks should not acquire any fresh stake in another banks’ equity shares, if by such acquisition, the investing bank’s holding exceeded 5.0% of the investee bank’s equity capital. This also applies to holdings of foreign banks with a presence in India, in Indian banks. The Reserve Bank of India issued a notification on “Roadmap for presence of foreign banks in India” on February 28, 2005, announcing the following measures with respect to the presence of foreign banks:

1.	During the first phase (up to March 2009), foreign banks were allowed to establish a presence by setting up wholly-owned subsidiaries or by converting existing branches into wholly-owned subsidiaries.

2.	In addition, during the first phase, foreign banks were allowed to acquire a controlling stake in a phased manner only in private sector banks that are identified by the Reserve Bank of India for restructuring.

3.	For new and existing foreign banks, it was proposed to go beyond the existing World Trade Organization commitment of allowing increases of 12 branches per year. A more liberal policy will be followed for areas with a small number of banks.

4.	During the second phase (scheduled to be from April 2009 onwards), after a review of the first phase, foreign banks were to be allowed to acquire up to 74.0% in private sector banks in India.

However, in view of the deterioration in the global financial markets during fiscal 2009, the Reserve Bank of India decided to put on hold the second phase until there was greater clarity over the economic recovery as well as the reformed global regulatory and supervisory architecture.

In November 2013, the Reserve Bank of India issued a scheme for the establishment of wholly owned subsidiaries by foreign banks in India. The scheme envisages that foreign banks which commenced business in India after August 2010, or will do so in the future, will be permitted to do so only through wholly owned subsidiaries if certain specified criteria apply to them. These criteria include incorporation in a jurisdiction which gives legal preference to home country depositor claims, among others. Further, a foreign bank that has set up operations in India through the branch mode after August 2010 will be required to convert its operations into a subsidiary if it is considered to be systemically important. A bank would be considered to be systemically important if the assets on its Indian balance sheet (including credit equivalent of off-balance sheet items) exceed 0.25% of the assets of the Indian banking system. Establishment of a subsidiary would require approval of the Reserve Bank of India and for this purpose, the Reserve Bank of India would take into account various factors including economic and political relations with the country of incorporation of the parent bank and reciprocity with the home country of the parent bank. The regulatory framework for a subsidiary of a foreign bank would be substantially similar to that applicable to domestic banks, including with respect to management, directed lending, investments and branch expansion. Wholly-owned subsidiaries of foreign banks may, after further review, be permitted to enter into mergers and acquisition transactions with Indian private sector banks, subject to adherence to the foreign ownership limit of 74% applicable to Indian private sector banks. The Reserve Bank of India, in its second quarter monetary policy review announced in October 2013 has also proposed near national treatment for foreign banks, based on the principles of reciprocity and subsidiary mode of presence.

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

Co-operative Banks

Co-operative banks cater to the financing needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture. In light of the liquidity and insolvency problems experienced by some co-operative banks in fiscal 2001, the Reserve Bank of India undertook several interim measures, pending formal legislative changes, including measures related to lending against shares, borrowings in the call market and term deposits placed with other urban co-operative banks. Presently, the Reserve Bank of India is responsible for the supervision and regulation of urban co-operative banks, and the National Bank for Agriculture and Rural Development for state co-operative banks and district central co-operative banks. The Banking Regulation (Amendment) and Miscellaneous Provisions Act, 2004 provides for the regulation of all co-operative banks by the Reserve Bank of India.

With a view to strengthen the capital structure of co-operative banks, the Reserve Bank of India announced a minimum capital adequacy requirement of 9.0% for state and central co-operative banks in January 2014 to be achieved in a phased manner over a period of three years. The guidelines prescribe a minimum capital adequacy ratio of 7.0% by March 31, 2015 and 9.0% with effect from March 31, 2017. Co-operative banks have also been allowed to issue long-term deposits and perpetual debt instruments in order to be able to meet the prescribed capital adequacy requirements.

In the first bi-monthly monetary policy statement for fiscal 2016, announced in April 2015, the Reserve Bank of India announced measures to enable well-managed co-operative banks to expand their business. Financially sound urban co-operative banks having a minimum net worth of Rs. 1.0 billion and technology enabled systems have been allowed to issue credit cards. State co-operative banks have been permitted to set up offsite automated teller machines (ATMs) and mobile ATMs without the prior approval of the Reserve Bank of India. Co-operative banks fulfilling specific requirements like core banking solution have been allowed to offer internet banking facility to their customers.

Long-Term Lending Institutions

The long-term lending institutions were established to provide medium-term and long-term financial assistance to various industries for setting up new projects and for the expansion and modernization of existing facilities. These institutions provided fund-based and non-fund-based assistance to industries in the form of loans, underwriting, direct subscription to shares, debentures and guarantees. The primary long-term lending institutions included Industrial Development Bank of India (now a bank), IFCI Limited, and the Industrial Investment Bank of India, as well as ICICI prior to the merger. The long-term lending institutions were expected to play a critical role in Indian industrial growth and, accordingly, had access to concessional government funding. However, following the economic and financial sector reforms after 1991, the operating environment of the long-term lending institutions changed substantially. Although the initial role of these institutions was largely limited to providing a channel for government funding to industries, the reform process required such institutions to expand the scope of their business activities, including into:

•	fee-based activities like investment banking and advisory services; and

•	short-term lending activities, including making corporate finance and working capital loans

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

Non-Banking Finance Companies

There were 11,682 non-banking finance companies in India at March 31, 2016, mostly in the private sector. Of these, 202 were deposit-taking non-banking finance companies, and the rest were non-deposit taking entities. All non-banking finance companies are required to register with the Reserve Bank of India. Non-banking finance companies are categorized on the following basis: (i) in terms of the type of liabilities into deposit and non-deposit accepting non-banking finance companies; (ii) non-deposit taking non-banking finance companies by their size into systemically important companies with asset size above Rs. 1.0 billion and other non-deposit holding companies; and (iii) by the kind of activity they conduct. The companies that take public deposits are subject to strict supervision and capital adequacy requirements, similar to banks, by the Reserve Bank of India. Non-banking financial companies are broadly classified into eight categories — asset finance companies, loan companies, investment companies, infrastructure finance companies, infrastructure debt funds, microfinance companies, factors and core investment companies. ICICI Securities Limited, our subsidiary, is a non-banking finance company that does not accept public deposits, and ICICI Home Finance Company, our subsidiary, is a non-banking finance company that accepts public deposits. The primary activities of the non-banking finance companies are consumer credit (including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium companies), and infrastructure finance, and fee-based services, such as investment banking and underwriting. In November 2011, the Reserve Bank of India issued guidelines on the establishment of infrastructure debt funds in the form of mutual funds or non-banking finance companies. In fiscal 2013, we in partnership with other domestic and international banks and financial institutions launched India’s first infrastructure debt fund set up in the form of a non-banking finance company. We along with our wholly owned subsidiary have a shareholding of 31.0% in this company.

The Reserve Bank of India issues guidelines with regard to lending, exposure, provisioning requirements and restructuring of loans for the various categories of non-banking finance companies. In August 2011, the Reserve Bank of India released a working group report on issues and concerns in the non-banking finance companies sector. Some key recommendations of the group included a minimum asset size of Rs. 500 million with a minimum net owned fund of Rs. 20 million for registering as a non-banking finance company, a minimum Tier I capital of 12% to be achieved in three years, introduction of liquidity ratios, more stringent asset classification norms and provisioning norms and limits on exposure to real estate. In March 2015, the Reserve Bank of India issued the final regulatory framework for non-banking finance companies in line with the recommendations of the working group. According to the guidelines, non-banking finance companies must have a minimum net owned fund of Rs. 20 million, and companies below the minimum requirement have to achieve the minimum requirement by April 1, 2017. Deposit accepting non-banking finance companies should have a minimum investment grade rating to accept public deposits. In the event of a downgrade below investment grade, the company would have to stop accepting new deposits and cannot renew existing deposits. Further, deposit accepting non-banking finance companies had to achieve a minimum Tier 1 capital of 8.5% by March 31, 2016, and will have to achieve 10.0% by March 31, 2017.

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

In the past, the Reserve Bank of India has issued banking licenses to non-banking finance companies. In 2003, Kotak Mahindra Finance Limited was granted a banking license by the Reserve Bank of India and converted itself into Kotak Mahindra Bank. In April 2014, the Reserve Bank of India issued in-principle banking licenses to two non-banking finance companies, IDFC Limited and Bandhan Financial Services Private Limited. Both began operations during fiscal 2016. In September 2015, the Reserve Bank of India granted in-principle licenses to 10 applicants for small finance banks, most of which are microfinance non-banking finance companies. In July 2016, IDFC Bank acquired a microfinance company, making it the first acquisition of a microfinance company by a bank.

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

Insurance Companies

At March 31, 2016, there were 52 insurance companies in India, of which 24 were life insurance companies and 28 general insurance companies. Of the 24 life insurance companies, 23 were in the private sector and one is in the public sector. Among the general insurance companies, 22 in the private sector and six (including the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited) are in the public sector. General Insurance Corporation of India, a reinsurance company, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial sector.

The insurance sector in India is regulated by the Insurance Regulatory and Development Authority of India. In December 1999, the Indian Parliament passed the Insurance Regulatory and Development Authority Act, 1999, which also amended the Insurance Act, 1938. This opened up the Indian insurance sector for foreign and private investors. The Insurance Act currently allows foreign equity participation in new insurance companies of up to 49.0%. A new company should have minimum paid-up equity capital of Rs. 1.0 billion to carry on the business of life insurance or general insurance and of Rs. 2.0 billion to carry on exclusively the business of reinsurance.

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

In the general insurance sector, gross premiums underwritten by general insurance companies moderated in fiscal 2008 and fiscal 2009 owing to the de-tariffing of the general insurance sector. Until January 1, 2007 almost 70.0% of the general insurance market was subject to price controls under a tariff regime. With the commencement of a tariff-free regime effective January 1, 2007, the resultant competitive pricing led to a significant decrease in premium rates across the industry leading to moderate premium growth during fiscal 2009 and fiscal 2010. See also “Supervision and Regulation-Regulations Governing Insurance Companies”.

During fiscal 2016, the new business weighted individual premium underwritten by the life insurance sector increased by 8.2% to Rs. 440.76 billion compared to Rs. 407.42 billion during fiscal 2015. The share of the private sector increased from 49.0% during fiscal 2015 to 51.5% during fiscal 2016. The gross premium underwritten in the general insurance sector (excluding specialized insurance institutions) amounted to Rs. 915.72 billion during fiscal 2016 as against Rs. 806.09 billion during fiscal 2015, recording a year-on-year growth of 13.6% (excluding the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited). The share of the private sector decreased from 47.3% during fiscal 2015 to 45.5% during fiscal 2016. We have joint ventures in each of the life insurance and the general insurance sectors. Our life insurance joint venture, ICICI Prudential Life Insurance Company, is the largest private sector company in the life insurance sector in India in terms of new business retail weighted received premium. Our general insurance joint venture, ICICI Lombard General Insurance Company, is the largest private sector company in the general insurance sector in India in terms of gross written premium, excluding premium on motor third-party insurance pool.

The financial inclusion initiatives of the government of India include providing insurance cover for people belonging to low-income or below poverty segments and are enrolled through the Government’s financial inclusion program. A life insurance cover of Rs. 30,000 and an accident insurance of Rs. 100,000-200,000 are provided to the beneficiaries at very low premiums. The government has also launched separate schemes for providing pension and insurance products to the larger population.

See also “Risk Factors—Risks Relating to Our Business—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or level of profitability” and “Description of ICICI Bank—Overview of Our Products and Services—Insurance”.

Mutual Funds

There were 42 mutual funds in India with assets under management at March 31, 2016 of Rs. 12,328.24 billion. Average assets under management of all mutual funds increased by 13.9% to Rs. 13,534.43 billion during the three months ended March 31, 2016 from Rs. 11,886.90 billion during the three months ended March 31, 2015. From year 1963 to 1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the Government and the Reserve Bank of India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life Insurance Corporation of India and General Insurance Corporation of India. The mutual funds industry was opened up to the private sector in 1993. The industry is regulated by the Securities and Exchange Board of India (Mutual Fund) Regulation, 1996. Our asset management joint venture, ICICI Prudential Asset Management Company, was the largest mutual fund in India in terms of average assets under management for the three months ended March 31, 2016, with an overall market share of about 13.0%.

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

The Government set up the Pension Fund Development and Regulatory Authority to regulate the pension industry in August 2003. In October 2013, the Pension Fund Regulatory and Development Authority Act, 2011 was enacted giving powers to the Pension Fund Development and Regulatory Authority to regulate pension schemes and funds and frame investment guidelines for pension funds. Foreign direct investments in the pension sector are allowed up to 49%. Private sector participation in managing pension assets was permitted for the first time in fiscal 2009, and six private sector companies have been issued licenses, including us. The minimum net worth requirement for asset management companies is Rs. 500 million. See also “Business—Overview”.

Legislative Framework for Recovery of Debts due to Banks

In fiscal 2003, the Indian Parliament passed the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (as amended, the “Securitization Act”). The Securitization Act provides that a secured creditor may, in respect of loans classified as non-performing in accordance with the Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days, failing which the secured creditor may take possession of the assets constituting the security for the loan, and exercise management rights in relation thereto, including the right to sell or otherwise dispose of the assets. The Securitization Act also provides for the setting up of asset reconstruction companies regulated by the Reserve Bank of India to acquire assets from banks and financial institutions. The Reserve Bank of India has issued guidelines for asset reconstruction companies in respect of their establishment, registration and licensing by the Reserve Bank of India, and operations. Asset Reconstruction Company (India) Limited, set up by us, Industrial Development Bank of India, State Bank of India and certain other banks and institutions, received registration from the Reserve Bank of India and commenced operation in August 2003. Foreign direct investment of up to 100% through the automatic route is now permitted in the equity capital of asset reconstruction companies and investment by Foreign Institutional Investors registered with the Securities and Exchange Board of India is permitted in security receipts issued by asset reconstruction companies, subject to certain conditions and restrictions.

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

Joint Lenders’ Forum

The Reserve Bank of India released a Framework for Revitalising Distressed Assets in the Economy in January 2014. The framework outlines a corrective action plan for early identification of problem loans, timely restructuring of accounts which are considered to be viable, and steps for recovery or sale of unviable accounts. According to the guidelines, banks are required to identify accounts that show signs of stress at an early stage and categorize them into ‘special mention accounts’ based on specified criteria. These accounts should be reported to a central repository maintained by the Reserve Bank of India. This repository is called the Central Repository of Information on Large Credits. Banks are required to mandatorily form a committee called the Joint Lenders’ Forum for accounts where the aggregate exposure of lenders to the account exceeds Rs. 1.0 billion and with repayments overdue by 60 days and the account has been reported by any of the lenders to the central repository. The Joint Lenders’ Forum may explore options for early resolution of stress in the account which may include rectification to regularize the account, restructuring either through the corporate debt restructuring forum or by the joint lenders’ forum itself, or decide on an appropriate recovery process. Revisions to the guidelines were issued by the Reserve Bank of India on September 24, 2015 which required formation of an empowered group comprising lending banks and also a representative each from the State Bank of India and ICICI Bank as standing members. The final corrective action plan has to be submitted to the empowered group. The guidelines also provide an exit option for those lenders not participating in the rectification or restructuring plan. Further, if the corrective action plan fails, the Joint Lenders’ Forum will have the option to initiate strategic debt restructuring to effect change in management. In February 2016, the Reserve Bank of India issued revised guidelines by which the corrective action plan will require the approval of 50% of the lenders, as compared to the earlier requirement of 60% of lenders. Further, under the strategic debt restructuring, banks can classify the asset as standard on divesting 26.0% of the shares of the company, lower than the earlier requirement of 51.0%. To avoid a sudden increase in provisioning in case the strategic debt restructuring fails, the guidelines require banks to increase provisions on such accounts to up to 15.0% by the end of the 18-month stand-still period, to be made in equal instalments over four quarters. Since June 2016, banks have also been allowed to undertake structuring of projects that have commenced commercial operations under the Scheme for Sustainable Structuring of Stressed Assets. The scheme allows the Joint Lenders’ Forum to segregate the debt into the sustainable portion that can be serviced with existing cash flows over the tenor of the loan, and the unsustainable portion that can be restructured by converting it either into equity or preference shares. See also “Supervision and Regulation—Loan Loss provisions and non-performing assets”.

Insolvency and Bankruptcy Code, 2016

The Insolvency and Bankruptcy Code, 2016, was passed in May 2016 and provides a time bound revival and rehabilitation mechanism. The insolvency resolution process can be initiated at the occurrence of a single instance of default of over Rs. 100,000 by the creditors. It classifies the creditors into financial creditors and operational creditors, which include creditors that provide financial loans and loans arising from the operational nature of the debtor, respectively. Other key features include the provision of a 180-day timeline which may be extended by 90 days when dealing with insolvency resolution applications. Subsequently, the insolvency resolution plan prepared by the insolvency professionals has to be approved by 75.0% of financial creditors, which requires sanction by the adjudicating authority and, if rejected, the adjudicating authority will pass an order for liquidation. The implementation of this act would require setting up of a National Company Law Tribunal which is the adjudicating authority, the National Company Law Appellate Tribunal to hear appeals on the orders of the adjudicating authority with jurisdiction over companies and limited liability entities, and the Insolvency and Bankruptcy Board of India which will be the new insolvency regulator overseeing insolvency professionals, information utilities and promote transparency. As the implementation of the Code will require setting up of requisite infrastructure, the Code will take some time to get executed.

Structural Reforms

Amendments to the Banking Regulation Act

In December 2012, the Indian Parliament amended the laws governing the banking sector. The amendment to the Banking Regulation Act was enacted in January 2013. The main amendments were as follows:

•	permit all private banking companies to issue preference shares that will not carry any voting rights;

•	make prior approval by the Reserve Bank of India mandatory for the acquisition of more than 5.0% of a banking company’s paid-up capital or voting rights by any individual or firm or group, and empower the Reserve Bank of India to impose conditions while granting approval for such acquisition;

•	empower the Reserve Bank of India, after consultations with the Central Government, to supersede the board of a private sector bank for a total period not exceeding 12 months, during which time the Reserve Bank of India will have the power to appoint an administrator to manage the bank;

•	give the Reserve Bank of India the right to inspect affiliates of enterprises or banking entities (affiliates include subsidiaries, holding companies or any joint ventures of banks); and

•	ease the restrictions on voting rights by making them proportionate to the shareholding up to a cap of 26% in the case of private sector banks from the earlier 10%, and 10% in the case of public sector banks from the earlier 1%. In March 2015, the Reserve Bank of India, in exercise of powers conferred by the Banking Regulation Act, has notified a ceiling on voting rights of 15.0% for a single shareholder.

Discussion Paper on Banking Structure

In August 2013, the Reserve Bank of India released a discussion paper ‘Banking Structure in India — the way forward’. The paper envisages a re-orientation of the banking structure with a view to addressing specific issues like enhancing competition, financing higher growth, providing specialized services and further increasing financial inclusion. The discussion paper proposes a differentiated licensing policy for different types of banks for niche business areas. It advocates a continuous licensing policy for entry of new banks compared to the current system of intermittently issuing licenses. To promote financial inclusion, the paper proposes setting up small banks with geographical limitations for catering to the rural and unorganized segments.

Differentiated licenses

In November 2014, the Reserve Bank of India issued guidelines on licensing of small banks and payments banks as differentiated banks, with the purpose of promoting financial inclusion. These banks would have a minimum capital requirement of Rs. 1.0 billion, and would be limited in their product offering and geographical area of operation. According to the guidelines, payments banks are permitted to accept only demand deposits not exceeding Rs. 100,000 per individual customer, required to invest 75.0% of deposits in government securities of up to one-year maturity and are allowed to sell credit products of other banks as business correspondents. Small finance banks can provide all basic banking products with at least 50.0% of their portfolio constituting loans up to Rs. 2.5 million and must meet a priority sector lending requirement of 75.0% of adjusted net bank credit. Forty-one applications for payments bank licenses and 72 applications for small finance bank licenses were submitted. In September 2015, the Reserve Bank of India granted in-principle licenses to 10 small finance banks and 11 payments banks. Of these, one small finance bank has begun operations and three payments banks have surrendered, or announced their intention to surrender, their licenses. ICICI Bank is a shareholder in Fino PayTech Limited, which has received a payments bank license. In the monetary policy statement announced on April 5, 2016, the Reserve Bank of India has indicated that it would release a paper on licensing of other differentiated banks such as custodian banks and banks focused on wholesale and long-term financing.

On-tap Licensing of Universal Banks

In May 2016, the Reserve Bank of India released draft guidelines for continuous licensing of universal banks in the private sector. According to the guidelines, the minimum net worth for these banks will be Rs. 5.0 billion and the promoters will be required to hold a minimum of 40.0% of the paid-up capital, which will be locked-in for five years and brought down to 15.0% over a period of 12 years. Eligible promoters include non-banking finance companies, individuals with 10 years of experience in banking and finance, and entities/groups in the private sector that have total assets of at least Rs. 50 billion with non-financial business accounting for less than 40% of total assets. Foreign shareholding of up to 74.0% is allowed. Promoting entities that have other group entities shall set up the bank only through the non-operative financial holding company structure. Specialized banking activities can be conducted through a separate entity held under the holding company.

Report on Governance of Boards of Banks in India

In May 2014, the Committee to Review the Governance of Boards of Banks in India submitted its report. The committee recommended a new governance structure for public sector banks and a reduction in the Government’s stake in banks to less than 50.0%. It proposed bringing public sector banks under the purview of the Companies Act and repealing other statutes that govern public sector banks. It also envisaged creation of a Bank Investment Company which would be the de facto holding company of equity stake in banks on behalf of the Government with the powers to govern the public sector banks. A phased transition towards empowering the boards of public sector banks was also proposed which eventually should lead to the Government only acting as an investor rather than exercising ownership functions. With regard to governance in private sector banks, the committee recommended allowing certain types of investors to take larger stakes and permit creation of Authorized Bank Investors comprising of funds that would be permitted to hold a 20.0% equity stake without regulatory approval or 15.0% if the Bank has a seat on the bank’s board. Further, other financial investors should be permitted to hold an equity stake of up to 10% from the current limit of 5.0% stake.

Some recommendations of the committee have already been implemented. In fiscal 2015, the Government decided to separate the functions of non-executive chairman and managing director in public sector banks. Further, the Bank Board Bureau has been constituted which is responsible for deciding appointments of senior officials in public sector banks. This replaces the earlier structure where the appointments were decided by a committee led by the Governor of the Reserve Bank of India. The Bank Board Bureau comprises of six members, and apart from appointment of senior officials, it will also guide public sector banks on strategies for raising capital, dealing with issues of stressed assets, and mergers and consolidation.

Insurance Laws (Amendment) Act, 2015

The Insurance Laws (Amendment) Act, 2015, was passed by the Indian Parliament and notified in March 2015. The Act, among other things, raised the foreign investment limit in the insurance sector from 26.0% to a composite limit of 49.0%, and, eliminated the requirement that promoters of an insurance company reduce their stake to 26.0% after 10 years.

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

Credit Policy During Fiscal 2016

In the first bi-monthly monetary policy review for fiscal 2016 announced on April 7, 2015, the Reserve Bank of India kept the repo rate unchanged. In the second bi-monthly monetary policy review announced on June 2, 2015, the Reserve Bank of India reduced the repo rate by 25 basis points from 7.50% to 7.25%. In the fourth bi-monthly monetary policy statement released on September 29, 2015, the Reserve Bank of India reduced the repo rate by 50 basis points from 7.25% to 6.75%. Correspondingly, the reverse repo rate was adjusted from 6.5% to 5.75% and the marginal standing facility rate from 8.5% to 7.75%. In the fifth and sixth bi-monthly monetary policy statements released on December 1, 2015 and February 2, 2016 respectively, the Reserve Bank of India kept the repo rate unchanged.

Other policy announcements included calculation of base rate on the basis of the marginal cost of funds, lowering the risk weight on low-value individual housing loans, reduction in the ceiling on statutory liquidity ratio securities under the held-to-maturity category from 22.0% to 21.5%, and allowing Indian corporations to issue rupee-denominated bonds with a minimum maturity of five years in the overseas market with minimal restrictions on the end use of funds.

Credit Policy During Fiscal 2017

In the first bi-monthly monetary policy statement announced on April 5, 2016, the Reserve Bank of India reduced the repo rate by 25 basis points from 6.75% to 6.50%. The Reserve Bank of India also narrowed the policy rate corridor for determining the marginal standing facility and the reverse repo rate from 100 basis points to 50 basis points. Accordingly, the reverse repo rate was adjusted from 5.75% to 6.0% and the marginal standing facility rate from 7.75% to 7.0%. Other policy announcements included a reduction in the minimum daily maintenance of cash reserve ratio from 95.0% of net demand and time liabilities to 90.0%. The Reserve Bank of India also revised the liquidity framework indicating progressive lowering of the average liquidity deficit in the system towards neutrality.

SUPERVISION AND REGULATION

The following description is a summary of certain sector specific laws and regulations in India, which are applicable to us. The information detailed in this chapter has been obtained from publications available in the public domain. The regulations set out below may not be exhaustive, and are only intended to provide general information.

The main legislation governing commercial banks in India is the Banking Regulation Act. The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act and any other law currently in force. Other important laws include the Reserve Bank of India Act, the Negotiable Instruments Act, the Foreign Exchange Management Act and the Banker’s Books Evidence Act. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP. Banking companies in India are also governed by the provisions of the Companies Act and if such companies are listed on a stock exchange in India, then various regulations of the Securities and Exchange Board of India additionally apply to such companies.

Reserve Bank of India Regulations

Commercial banks in India are required under the Banking Regulation Act to obtain a license from the Reserve Bank of India to carry on banking business in India. This license is subject to such conditions as the Reserve Bank of India may choose to impose. Before granting the license, the Reserve Bank of India must be satisfied that certain conditions are complied with, including, but not limited to (i) that the bank has the ability to pay its present and future depositors in full as their claims accrue; (ii) that the affairs of the bank will not be or are not likely to be conducted in a manner detrimental to the interests of present or future depositors; (iii) that the bank has adequate capital and earnings prospects; (iv) that the public interest will be served if such license is granted to the bank; (v) that the general character of the proposed management of the bank will not be prejudicial to the public interest or the interest of its depositors; (vi) that having regard to the banking facilities available in the proposed principal area of operations of the bank, the potential scope for expansion of banks already in existence in the area and other relevant factors the grant of the license would not be prejudicial to the operation and consolidation of the banking system consistent with monetary stability and economic growth; and (vii) any other condition, the fulfillment of which would, in the opinion of the Reserve Bank of India, be necessary to ensure that the carrying on of banking business in India by the bank will not be prejudicial to the public interest or the interests of the depositors. The Reserve Bank of India can cancel the license if the bank, at any point, fails to meet the above conditions or if the bank ceases to carry on banking operations in India.

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

The Reserve Bank of India has substantially liberalized the branch authorization policy for scheduled commercial banks since fiscal 2014. The term “branch” includes full-fledged branches, specialized branches, satellite offices, mobile branches, extension counters, off-site automated teller machines, administrative offices and back offices. The current branch authorization policy is based on the classification of centers into six tiers based on the population size according to the 2001 census. Banks are permitted to open branches in all centers without the prior approval of the Reserve Bank of India, subject to certain requirements. However, banks are required to report the opening of branches or administrative offices to the Reserve Bank of India. Banks are mandated to allocate 25.0% of the total number of new branches opened during a year to un-banked rural areas, which are in tier 5 and tier 6 centers. Further, the total number of branches opened in tier 1 centers during a year cannot exceed the total number of branches opened in tier 2 to tier 6 centers during a year. However, banks can exceed the stipulated number of branches in tier 1 centers to the extent of the number of branches opened in tier 2 to tier 6 centers in under-banked districts of under-banked states, excluding the branches opened in unbanked rural centers that are located in the under-banked districts of under-banked states. Banks are allowed to merge, close or shift branches, except rural branches, and semi-urban branches that are the only bank branch in their locations, at their discretion without the approval of the Reserve Bank of India. Branches can be shifted to locations in centers of the same or lower tier. The Reserve Bank of India can withhold the general permission granted with respect to branch opening and impose penal measures on banks that fail to meet the requirements.

Capital Adequacy Requirements

We are required to comply with the Reserve Bank of India’s capital adequacy guidelines. The Reserve Bank of India has implemented the Basel III framework in India effective April 1, 2013. The implementation of the Basel III framework is being phased in over several years and will be fully implemented by March 31, 2019. Certain prescriptions under the Basel II capital adequacy framework will continue until March 2017.

The total capital of a bank is classified into Tier 1 and Tier 2 capital. Under the Reserve Bank of India’s Basel II guidelines, Tier 1 capital comprised paid-up equity capital, reserves consisting of any statutory reserves, other disclosed free reserves, capital reserves representing surplus arising out of sale proceeds of assets, innovative perpetual debt instruments, perpetual non-cumulative preference shares and any other type of instrument generally notified by the Reserve Bank of India from time to time for inclusion in Tier 1 capital. Tier 2 capital included undisclosed reserves, revaluation reserves, general provisions and loss reserves, subordinated debt capital instruments classified into upper Tier 2 and lower Tier 2, and any other type of instrument generally notified by the Reserve Bank of India from time to time for inclusion in Tier 2 capital. Under the Basel II guidelines, banks had to maintain a minimum total risk-based capital ratio of 9.0% and a minimum Tier 1 risk-based capital ratio of 6.0%.

The Reserve Bank of India’s Basel III guidelines, among other things, establish common equity Tier 1 as a new tier of capital; impose a minimum common equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% while retaining the minimum total risk-based capital ratio of 9.0%; require banks to maintain a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments; establish new eligibility criteria for capital instruments in each tier of regulatory capital; require more stringent adjustments to and deductions from regulatory capital; provide for more limited recognition of minority interests in the regulatory capital of a consolidated banking group; provide for additional capital requirements for derivative exposures; and impose a 4.5% leverage ratio (the ratio of Tier 1 capital to exposure) measure till a final ratio is stipulated by the Basel Committee by the end of 2017. The capital conservation buffer is being introduced in a phased manner from March 31, 2016. The leverage ratio is being disclosed on a quarterly basis from April 1, 2015 on a consolidated basis. Credit value adjustment risk capital charges for over the counter derivatives were effective from April 1, 2014. In March 2016, the Reserve Bank of India issued guidelines expanding the eligibility for common equity Tier 1 capital to include 45.0% of revaluation reserves, which earlier qualified for inclusion in Tier 2 capital, and 75.0% of foreign currency translation reserves. The guidelines further allowed recognition of deferred tax assets arising due to timing differences, excluding accumulated losses, as Tier 1 capital up to 10.0% of a bank’s common equity Tier 1 capital in line with the norms of the Basel Committee on Banking Supervision.

The Basel III guidelines stipulate that additional Tier 1 and Tier 2 capital instruments must have loss absorbency characteristics, which require them to be written down or be converted into common equity at a pre-specified trigger event. The guidelines prescribe two trigger points for instruments issued before March 31, 2019: a common equity Tier 1 ratio of 5.5% of risk-weighted assets before March 31, 2019; and a common equity Tier 1 ratio of 6.125% of risk-weighted assets on and after March 31, 2019. Instruments issued on or after March 31, 2019 must have a pre-specified trigger at common equity Tier 1 ratio of 6.125% of risk-weighted assets. Capital instruments that no longer qualify as additional Tier 1 or Tier 2 capital are being phased out from April 1, 2013, with their recognition capped at 90.0% of the outstanding at December 31, 2012 from April 1, 2013 and reduced by 10 percentage points in each subsequent year. The Reserve Bank of India has permitted temporary write-down features for non-equity capital instruments. The guidelines also permit call options on perpetual debt instruments and non-cumulative preference shares after five years. Banks can issue Tier 2 capital instruments with a minimum maturity of five years. Additionally, banks are allowed to issue additional Tier 1 and Tier 2 capital instruments to retail investors subject to approval of their boards and adherence to investor protection requirements.

Apart from capital requirements, Basel III also prescribes two new liquidity requirements, the liquidity coverage ratio and the net stable funding ratio. The Reserve Bank of India has issued final guidelines on the liquidity coverage ratio effective from January 1, 2015 in a phased manner, starting with a minimum liquidity coverage ratio requirement of 60.0%, increasing to 100.0% from January 1, 2019. The Reserve Bank of India has also defined categories of assets qualifying as high quality liquid assets. The Reserve Bank of India issued draft guidelines on the net stable funding ratio in May 2015, which are likely to be implemented from January 1, 2018. See also “—Regulations on Asset Liability Management”. The Reserve Bank of India has issued guidelines on capital disclosure requirements in addition to the existing Pillar 3 guidance. The guidelines prescribe reconciliation of all regulatory capital elements with the published financial statements and other disclosure requirements.

In July 2014, the Reserve Bank of India released the framework for domestic systemically important banks. Banks identified as systemically important based on their size, complexity, cross-jurisdictional activities and inter-connectedness in the financial sector would be required to maintain additional common equity Tier 1 capital ranging from 0.2% to 0.8% of risk-weighted assets. This requirement is in addition to the capital conservation buffer. The higher capital requirement for domestic systemically important banks is being implemented in a phased manner from April 1, 2016 to April 1, 2019. The names of banks classified as domestic systemically important banks would be disclosed in the month of August every year. In August 2015, the Reserve Bank of India announced that State Bank of India (with an additional common equity Tier 1 capital ratio requirement of 0.6%) and ICICI Bank (with an additional common equity Tier 1 capital ratio requirement of 0.2% to be phased in) were domestic systemically important banks. The additional common equity Tier 1 requirement for us for fiscal 2017 is 0.05% of risk-weighted assets.

In February 2015, the Reserve Bank of India released the final guidelines on implementation of the counter-cyclical capital buffer for Indian banks. These guidelines would impose higher capital requirements on banks during periods of high economic growth. The counter-cyclical capital buffer would range from 0% to 2.5% of risk-weighted assets of a bank, based on the variation in the credit-to-GDP ratio from its long-term trend and other parameters. The Reserve Bank of India would pre-announce the buffer at least four quarters prior to implementation. The Reserve Bank of India will also announce guidance regarding the treatment of the surplus capital when the counter-cyclical capital buffer returns to zero. The Reserve Bank of India has stated that at present the economic conditions do not warrant activation of the counter-cyclical capital buffer. See also “Operating and Financial Review and Prospects—Capital Resources— Regulatory capital”. See also “Risk Factors—Risks Relating to Our Business—We are subject to capital adequacy and liquidity requirements stipulated by the Reserve Bank of India, including Basel III, and any inability to maintain adequate capital or liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses”.

With respect to computation of risk-weighted assets for capital adequacy purposes, we follow the standardized approach for the measurement of credit and market risks and the basic indicator approach for the measurement of operational risk. In the measurement of risk-weighted assets on account of credit risk, degrees of credit risk expressed as a percentage weighting have been assigned to various balance sheet asset items and off-balance sheet items. The credit equivalent value of off-balance sheet items is determined by applying conversion factors to the notional amount of the off-balance sheet items. The value of each item is multiplied by the relevant risk weight (and conversion factor for off-balance sheet items) to produce risk-adjusted values of assets and off-balance sheet items. Consumer credit exposures have a risk weight of 125.0% and other exposures meeting the qualifying criteria of regulatory retail, defined by the Reserve Bank of India, have a risk weight of 75.0%. Loans secured by residential property have differential risk weights ranging from 35.0% to 75.0% based on the size of the loan and the loan-to-value ratio. From October 2015, risk weights on residential housing loans were lowered for small value loans. Loans of up to Rs. 3.0 million with a loan-to-value ratio of less than 80% and loans between Rs. 3.0 million and Rs. 7.5 million with a loan-to-value of less than 75.0% are risk weighted at 35.0% compared to 50% earlier. Loans of up to Rs. 3.0 million with a loan-to-value ratio greater than 80.0% but less than 90.0% and loans between Rs. 3.0 million and Rs. 7.5 million with a loan-to-value between 75.0% and 80.0% are risk weighted at 50.0%. Credit exposures to commercial real estate are risk-weighted at 100.0%, other than residential housing which is risk weighted at 75.0%. Further, restructured housing loans have an additional risk weight of 25.0%. Credit exposures to rated corporations other than specified categories such as commercial real estate, non-deposit taking systemically important non-banking financial companies, venture funds and capital markets are risk-weighted based on the external credit ratings at a facility level, with the risk weight ranging from 20% to 150% and unrated corporate exposures being risk-weighted at 100%. Credit exposures to non-deposit taking systemically important non-banking finance companies are risk-weighted at 100.0%, exposures to capital markets are risk-weighted at 125% and exposures to venture capital funds are risk-weighted at 150.0%. Further, equity shares of corporations acquired by banks as part of a strategic debt restructuring of loans are risk-weighted at 150%. Capital requirements for market risk are applicable to the trading book exposure (including derivatives) and securities included in the available-for-sale and held-for-trading categories, open gold positions, open foreign exchange position limits, trading positions in derivatives and derivatives entered into for hedging trading book exposures. Capital requirements for operational risk are computed based on 15% of average of gross income for the previous three financial years. Central counterparties are treated as financial institutions for the purpose of capital adequacy. Capital requirements are defined based on the nature of the central counterparty, and a bank may consider holding capital in excess of the minimum requirement if the exposures are riskier or there is no clarity on the nature of the central counterparty. In June 2016, the Reserve Bank of India issued draft guidelines for computing counterparty credit risk arising from derivative transactions and a framework for the capital treatment of bank exposures to central counterparties. The guidelines are based on the framework finalized by the Basel Committee on Banking Supervision and captures the risk arising from over the counter and centrally cleared derivative transactions.

The Reserve Bank of India has issued a timetable for the migration of Indian banks to the advanced approaches under the Basel II framework. Banks intending to migrate to the internal models approach for market risk and the standardized approach for operational risk were required to apply to the Reserve Bank of India after April 1, 2010. Banks intending to migrate to the advanced measurement approach for operational risk and internal ratings-based approaches for credit risk are required to apply to the Reserve Bank of India after April 1, 2012. In addition, in December 2011, the Reserve Bank of India issued guidelines on the internal ratings-based approach for calculating capital charges for credit risk. These guidelines prescribe the minimum loss given default levels to be considered for capital adequacy computation and treat restructured assets as non-performing assets for capital adequacy purposes. ICICI Bank is in the process of implementing various projects for migrating to the advanced approaches.

Under Pillar 2 of the Basel framework, banks are required to develop and put in place, with the approval of their boards, an Internal Capital Adequacy Assessment Process commensurate with their size, level of complexity, risk profile and scope of operations. The Reserve Bank of India has also issued guidelines on stress testing to advise banks to put in place appropriate stress testing policies and frameworks, including “sensitivity tests” and “scenario tests”, for the various risk factors, the details and results of which are included in the Internal Capital Adequacy Assessment Process. The Reserve Bank of India issued updated guidelines on stress testing in December 2013. According to the guidelines, banks have to carry out stress tests for credit risk and market risk to assess their ability to withstand shocks. The guideline contains the overall objectives, governance, design and the implementation of stress testing program. Banks are required to carry out risk factor based stress testing, scenario based stress testing and stress testing by employing shocks on a bank’s portfolio at a standalone and group level. In addition, banks are required to create a reverse stress testing framework by March 31, 2015. Banks are classified into three categories based on size of risk-weighted assets. Complex and severe stress testing would be carried out by banks with risk-weighted assets of more than Rs. 2,000.0 billion.

Loan Loss Provisions and Non-Performing Assets

The Reserve Bank of India consolidated its instructions and guidelines relating to income recognition, asset classification and provisioning standards in the Master Circular on “Prudential Norms on Income Recognition, Asset Classification and Provisioning pertaining to Advances” The principal features of the Reserve Bank of India guidelines, which have been implemented with respect to our loans, debentures, lease assets, hire purchases and bills in our Indian GAAP financial statements, are set forth below.

Asset Classification

A non-performing asset is an asset in respect of which any amount of interest or principal is overdue for more than 90 days. In particular, an advance is a non-performing asset where:

•	interest and/or installment of principal remains overdue for a period of more than 90 days in respect of a term loan;

•	the account remains “out-of-order” (as defined below) in respect of an overdraft or cash credit;

•	the bill remains overdue for a period of more than 90 days in case of bills purchased and discounted;

•	installment of principal or interest remains overdue for two crop seasons for short duration crops or for one crop season for long duration crops;

•	the amount of liquidity facility remains outstanding for more than 90 days, in respect of a securitization transaction undertaken in accordance with the Reserve Bank of India guidelines on securitization issued on February 1, 2006;

•	in respect of derivative transactions, the overdue receivables related to positive mark-to-market value of a derivative contract, if these remain unpaid for a period of 90 days from the specified due date for payment; or

•	in respect of credit card transactions, if the minimum amount due, as mentioned in the statement, remains overdue for a period of more than 90 days from the payment due date mentioned in the statement.

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

There are separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure. For infrastructure projects, a loan is classified as non-performing if it failed to commence commercial operations within two years from the documented date of commencement and for non-infrastructure projects, the loan is classified as non-performing if it failed to commence operations within 12 months from the documented date of commencement. During the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning, and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, non-performing assets and provisions of a number of Indian banks, including us, increased significantly during the second half of fiscal 2016. See also “Risk Factors—Risks Relating to Our Business—If regulators continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, our business will suffer” and “Business-Classification of loans”.

Restructured Loans

The Reserve Bank of India has separate guidelines for restructured loans. Up to year-end fiscal 2015, a fully secured standard loan (other than in specified categories such as personal loans, capital market exposures and commercial real estate exposures) could be restructured by rescheduling the principal repayment and/or the interest element without being classified as non-performing subject to compliance with prescribed conditions, but separately disclosed as a standard restructured loan. The classification of restructured loans as standard restructured loan was subject to compliance with certain conditions such as the loans being fully secured, promoter’s contribution, including additional funds brought in, comprising at least 20% of a bank’s sacrifice or 2.0% of the restructured debt, whichever is higher. Accounts restructured after April 1, 2015, are required to be classified as non-performing, except for restructuring of project loans on account of delay in commencement of operations (as discussed below) and accounts where the restructuring was proposed prior to April 1, 2015 but effected subsequent to that date.

With regard to restructuring of project loans, any extension in repayment of the loan beyond the prescribed period (two years for infrastructure projects and one year for non-infrastructure projects) of the date of commencement of commercial operations from the originally planned date is treated as a restructuring of the account. In cases where projects under implementation have been stalled primarily due to inadequacies of the existing promoters and there is a change in the ownership and management of the borrowing entity, a further period of extension of the date of commencement of commercial operations was permitted by two years.

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

In June 2015, the Reserve Bank of India issued guidelines on strategic debt restructuring providing banks with enhanced capabilities to initiate change of ownership in accounts which fail to achieve the projected viability milestones. The guidelines provide for conversion of debt into equity and acquisition of majority ownership of the borrower by banks. On conversion of debt into equity, banks are allowed to continue with the current asset classification for an 18-month period (stand-still benefit). On transfer of ownership to a new sponsor, the asset can be upgraded to the standard category and refinancing of the debt is allowed without such refinancing being treated as a restructuring. However, in the event a new sponsor is not identified within the 18-month period, the bank has to revert to the earlier asset classification norm as was applicable prior to the stand-still in asset classification. In September 2015, the Reserve Bank of India allowed banks to upgrade the credit facilities extended by banks to standard category even in the event of a change in ownership of the borrower outside strategic debt restructuring. Considering the change in risk profile following the change in management, banks are allowed to refinance the existing debt without treating it as restructuring subject to the bank making provisions for any diminution in fair value of the existing debt.

In February 2016, the Reserve Bank of India further revised guidelines with regard to strategic debt restructuring allowing banks to classify the asset as standard on divesting 26.0% of the shares of the company, lower than the earlier requirement of 51.0%. To avoid a sudden increase in provisioning in case the strategic debt restructuring fails, the guidelines require banks to increase provisions on such accounts to up to 15.0% by the end of the 18-month stand-still period, to be made in equal instalments over four quarters. It was further clarified that the benefit of ‘stand-still’ in asset classification will apply from the reference date (i.e. date of decision of strategic debt restructuring) itself. However, if the targeted conversion of debt into equity shares does not take place within 210 days from the review of achievement of milestones/critical conditions, the benefit will cease to exist.

As an additional measure to strengthen the ability of banks to deal with large stressed assets, in June 2016 the Reserve Bank of India issued guidelines introducing the Scheme of Sustainable Structuring of Stressed Assets. Projects that have commenced commercial operations and have aggregate borrowings (including interest) of over Rs. 5.0 billion are eligible to be structured under the scheme. The sustainable debt level should not be less than 50.0% of current funded liabilities. The scheme will be applicable where the Joint Lenders’ Forum assesses the sustainable debt and concludes based on a techno-economic viability assessment that the current sustainable debt can be serviced over its tenor at current levels of cash flows. The portion assessed as unsustainable will be converted into equity or redeemable cumulative optionally convertible preference shares or convertible debentures. The guidelines also require higher provision to be made for the unsustainable portion of the debt. The scheme may include allowing the current promoter to continue with majority shareholding, or bringing in a new promoter, or lenders acquiring majority shareholding through conversion of debt into equity.

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

Provisioning and Write-Offs

Provisions under Indian GAAP are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

•	Standard Assets: The allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. The provisioning requirement is a uniform rate of 0.4% for all standard assets except —

-	direct advances to agricultural and the small and micro enterprise sectors, which attract a provisioning requirement of 0.25%,

-	advances to commercial real estate residential and non-residential sectors which attract a provisioning requirement of 0.75% and 1.0% respectively,

-	housing loans, where such loans are made at comparatively lower interest rates for the first years of the loan after which the rates are reset at higher rates, which attract a provisioning requirement of 2.0%.

An additional provision between 0%-0.8% is required from April 1, 2014 on standard loans to entities having unhedged foreign currency exposure. Banks also have to make an accelerated provision of 5.0% on the loans overdue for 61-90 days and where the formation of the Joint Lenders’ Forum, required for such accounts, has been delayed. See also “—Framework for Early Identification of Stress and Information Sharing”. Further, standard loans require a higher provision of 5.0% in case any director of the company appears more than once in the list of willful defaulters. In case of fraud accounts, 100.0% provisioning has to be made with the option to make the provision over a period of four quarters. The provision requirement pertaining to fraud accounts is computed after adjusting for any financial collateral that may be available and is eligible under Basel III capital adequacy computation.

A standard asset provision of 5.0% is required for accounts restructured from June 1, 2013. The standard asset provision required on accounts restructured before June 1, 2013 was increased to 3.5% from March 31, 2014, 4.25% from March 31, 2015 and 5.0% from March 31, 2016.

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

classified as doubtful for one to three years (compared to a 30.0% provision required through fiscal 2011) and a 100.0% provision is required for assets classified as doubtful for more than three years. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third-party appraisers.

•	Loss Assets: The entire asset is required to be written off or provided for.

Restructured Loans: The provision on restructured loans is required to be equal to the difference between the fair value of the loan before and after restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged under the loan’s restructured terms and the principal. Both sets of cash flows are discounted at the bank’s base rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring. In July 2015, the Reserve Bank of India issued guidelines on the discount rate for computing the present value of future cash flows of a restructured account. The guideline prescribes that a rate equal to the actual interest rate charged to the borrower before restructuring should be used to discount the future cash flows for the purpose of determining the diminution in fair value of the loan on restructuring. A weighted average interest rate may be used as the discounting rate for accounts having multiple credit facilities with varying interest rates. The Reserve Bank of India, after holding discussions during the three months ended December 31, 2016, has directed banks, including us, to make an additional provision of 10.0% in fiscal 2017 for certain restructured loan accounts.

The Reserve Bank of India has issued prudential norms on income recognition, asset classification and provisioning pertaining to advances which covers norms relating to creation and utilization of floating provisions (i.e., provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The norms state that floating provisions can be used only for contingencies under extraordinary circumstances for making specific provisions against non-performing accounts after obtaining approval from the board of directors and with the prior permission of the Reserve Bank of India. It also clarified that the extraordinary circumstances refer to losses which do not arise in the normal course of business and are exceptional and non-recurring in nature, such as natural calamities, civil unrest, collapse of currency, general melt down in the markets affecting the entire financial system and exceptional credit losses. Floating provisions for advances and investments must be held separately and cannot be reversed by credit to the profit and loss account. Until utilization of such provisions, they can be netted off from gross non-performing assets to compute the net non-performing assets. Alternatively, floating provisions could be treated as part of Tier 2 capital within the overall ceiling of 1.25% of total risk-weighted assets.

In October 2009, the Reserve Bank of India advised Indian banks to increase their total provisioning coverage ratio, including floating provisions and prudential/technical write-offs, to 70% by September 30, 2010. The Reserve Bank of India allowed the banks to include prudential/technical write-off in both the gross non-performing assets and the provisions held in the calculation of provisioning coverage ratio. The Reserve Bank of India permitted us to achieve the stipulated level of provisioning coverage of 70% in a phased manner by March 31, 2011. We reached the required 70% in December 2010. In April 2011, the Reserve Bank of India stipulated that banks would be required to maintain their provisioning coverage ratios with reference to their gross non-performing assets position at September 30, 2010 and not on an ongoing basis. The Reserve Bank of India further clarified that any surplus provisioning should not be written back but should be segregated into a “counter-cyclical provisioning buffer” and that banks will be allowed to use this buffer to make specific provisions for non-performing assets during a system-wide downturn. For instance, considering the slowdown in economic growth and rising asset quality concerns during fiscal 2014, as a counter-cyclical measure, the Reserve Bank of India allowed banks to utilize up to 33.0% of the counter-cyclical provisioning buffer or floating provisions held as on March 31, 2013, for making accelerated or additional provisions towards non-performing assets during fiscal 2014. Further, in March 2015, the Reserve Bank of India increased the limit to 50.0% of the counter-cyclical provisioning buffer or floating provisions held as on December 31, 2014, for making accelerated or additional provisions towards non-performing assets during fiscal 2015. See also “Risk Factors—Risks Relating to Our Business—If regulators continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, our business will suffer”.

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

Under the Banking Regulation Act, banking companies in India are required to comply with the directions of the Reserve Bank of India, including guidelines issued with respect to asset identification, asset classification and provisioning by banking companies. While preparing the financial statements under Indian GAAP, banking companies are required to comply with all regulatory requirements, including such directions issued by the Reserve Bank of India. The Reserve Bank of India has issued a circular on February 11, 2016, instructing all scheduled commercial banks in India to comply with the Indian Accounting Standards (Ind AS) for financial statements for accounting periods beginning April 1, 2018, subject to any guideline or direction issued by the Reserve Bank of India in this regard. Therefore, beginning with the financial statements in fiscal 2019, all asset identification, asset classification and provisioning by banking companies will be based on Ind AS, subject to any further guideline or direction issued by the Reserve Bank of India.

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

Banks are also allowed to reverse the excess provision in case a non-performing asset is sold to asset reconstruction companies at a value which is higher than the net book value subject to realization in cash and necessary disclosures. The quantum of excess provision reversed to the profit and loss account is limited to the extent to which cash received exceeds the net book value of the non-performing assets sold. In the event the sale value is lower than the net book value, banks are allowed to spread over the shortfall from the sale of non-performing assets over a period of two years as per guidelines issued in May 2015. This dispensation was available for non-performing assets sold up to March 31, 2016. However, as per guidelines issued in June 2016 by the Reserve Bank of India, the dispensation was extended up to March 31, 2017, and the period to spread over the shortfall was restricted to four quarters from the quarter in which the sale took place. For assets sold to asset reconstruction companies during fiscal 2017, in case full provisioning remains to be made as on March 31, 2017, on close of financial year, banks should debit the ‘other reserves’ component of the balance sheet (which are reserves created for the un-provided amount at the end of the financial year). Banks should proportionately reverse the debits to ‘other reserves’ and complete the provisioning by debiting profit and loss account, in the subsequent quarters of the next financial year. Further, securitization companies and asset reconstruction companies are not permitted to acquire any non-performing financial assets from their sponsor banks on a bilateral basis. However, they may participate in auctions of non-performing assets by their sponsor banks.

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

Framework for Early Identification of Stress and Information Sharing

In February 2014, the Reserve Bank of India issued a “Framework for Revitalising Distressed Assets in the Economy”. The framework outlines an action plan for early identification of problem cases, creating a central repository of information on large credits, timely restructuring of accounts which are considered to be viable, and taking prompt steps by banks for recovery or sale of unviable accounts. Accounts have to be categorized into ‘special mention accounts’ based on specified criteria. Banks are required to have three sub-categories of special mention accounts depending on the classification of accounts between the standard category and the sub-standard category. SMA-0 category includes accounts where the principal or interest payment is not overdue for more than 30 days but are showing incipient signs of stress; SMA-1 includes accounts where the principal or interest payment is overdue between 31-60 days; and SMA-2 which includes accounts where the principal or interest payment is overdue between 61-90 days.

Joint Lenders’ Forums are required to be formed to formulate corrective action plans within stipulated timelines, and in case the forum fails to agree on an action plan, it would result in accelerated provisioning. A requirement for independent evaluation of large value restructuring proposals has also been specified. An independent evaluation of large value restructuring with a focus on viability and fair sharing of gains and losses between promoters and creditors has been mandated. The framework is effective from April 1, 2014. The Joint Lenders’ Forum can restructure an account either through the Corporate Debt Restructuring mechanism or independently. See also “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks—Joint Lenders’ Forum”. Willful defaulters will normally not be eligible for restructuring, unless the Joint Lenders’ Forum on assessment concludes that the account can be restructured.

The Reserve Bank of India issued guidelines in May 2015 providing a framework for dealing with loan frauds. The guidelines relate to detection, reporting and monitoring of fraud accounts. They prescribe continuous monitoring and red flagging of accounts based on early warning signals for accounts above Rs. 500 million. They also require reporting frauds on the Reserve Bank of India’s central repository of information on large credits for dissemination to other banks and decision-making by the Joint Lenders’ Forum in case of consortium or multiple banking arrangements. The framework also illustrates checks/investigations during the different stages of the loan life-cycle and timelines have been defined to complete the due diligence for evaluation of an account. Restructuring or grant of additional facilities would not be available in case of fraud or red flagged accounts. There are provisioning guidelines relating to fraud accounts that require banks to make a provision for the entire amount due to the bank over a period of four quarters.

In March 2016, the Reserve Bank of India issued a revised framework for the revival and rehabilitation of micro, small and medium enterprises. The guidelines are applicable for loans given to micro, small and medium enterprises with limits of up to Rs. 250 million, including accounts under consortium or multiple banking arrangements. Restructuring of micro, small and medium enterprises’ loan accounts with exposure of above Rs. 250.0 million continue to be governed by the guidelines on corporate debt restructuring and Joint Lenders’ Forum mechanism.

Regulations Relating to Advancing Loans

The provisions of the Banking Regulation Act govern the advancing of loans by banks in India. The Reserve Bank of India also issues directions covering the loan activities of banks. These directions and guidelines issued by the Reserve Bank of India have been consolidated annually in the Master Circular on “Loans and Advances—Statutory and Other Restrictions”. These guidelines and directions are revised from time to time by the Reserve Bank of India.

Banks are free to determine their own lending rates but each bank must disclose its minimum interest rate which takes into consideration all elements of lending rates that are common across borrowers. The base rate replaced the benchmark prime lending rate as the standard on July 1, 2010 and was applicable for loans made up to March 31, 2016. During the period when the base rate was applicable as the minimum rate for loans, banks were not permitted to lend below the base rate except for Differential Rate of Interest advances, loans to banks’ own employees and retired employees and loans to banks’ depositors against their own deposits. Banks could determine their final lending rates on loans and advances with reference to the base rate and by including such other customer specific charges as they consider appropriate. Until such time that loans linked to the benchmark prime lending rate existed, banks had to announce both the benchmark prime lending rate and the base rate.

In April 2014, the Reserve Bank of India’s Working Group on Pricing of Credit submitted its report proposing to increase transparency and fairness in credit pricing. The committee recommended that banks should compute the base rate on the basis of marginal cost of funds and there should be a board approved policy delineating the various components that determine the spread that is charged to a customer. It was further recommended that the spread charged to a customer cannot be increased except when the credit risk profile of the customer deteriorates. Also, the periodicity of the interest rate reset should be notified in advance at the time of sanctioning the loan, and any change in interest rates can be made only on pre-specified dates irrespective of the changes made in the base rate. Banks should be able to demonstrate to the Reserve Bank of India the rationale of the pricing policy. Based on the recommendations of the committee, in January 2015, the Reserve Bank of India revised the guidelines on the methodology for calculation of base rate. Banks had the flexibility to choose the methodology for calculating the cost of funds, the basis for which could include the average cost of funds or marginal cost of funds. The interest rate on deposits forming part of the calculation, should be chosen for the tenor having the largest share in the deposit base of the bank. Further, banks were required to review the methodology every three years against the earlier requirement of five years. These guidelines were effective from February 19, 2015.

In December 2015, the Reserve Bank of India issued final guidelines on the computation of lending rates based on marginal cost of funds. The Marginal Cost of Funds based Lending Rate is applicable on incremental lending from April 1, 2016 and is a tenor linked benchmark. The guidelines clarify the methodology to compute the marginal cost of funds based lending rate, which comprises of marginal cost of funds, negative carry on account of cash reserve ratio, operating costs and tenor premium. The guidelines specified categories of loans which can be priced without linkage to the marginal cost of funds based lending rate. Banks have to review and publish their marginal cost of funds based lending rate every month on a pre-announced date for different maturities ranging from overnight rate to up to one year. The periodicity of reset shall be one year or lower. Loans linked to the base rate can continue till repayment or renewal with existing borrowers having the option to move to the marginal cost of funds based lending rate linked loan at mutually acceptable terms. Banks were earlier not permitted to extend fixed rate loans at a rate of interest lower than the base rate. This restriction will no longer apply under the new guidelines.

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

There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose. The Reserve Bank of India has issued guidelines requiring banks to put in place a policy for exposure to real estate with the approval of their boards. The policy should include exposure limits, collaterals to be considered, collateral cover and margins and credit authorization. The Reserve Bank of India has also permitted banks to extend financial assistance to Indian companies for acquisition of equity in overseas joint ventures or wholly owned subsidiaries or in other overseas companies, new or existing, as strategic investment. Banks are not permitted to finance acquisitions by companies in India. With regard to mortgages, the Reserve Bank of India has imposed a ceiling of 75.0% on the loan-to-value ratio in respect of housing loans exceeding Rs. 7.5 million. However, small value loans of less than Rs. 3.0 million are permitted to have a loan-to-value ratio not exceeding 90.0% subject to appropriate risk weight and loans from Rs. 3.0 million to Rs. 7.5 million can have a loan-to-value ratio of 80% subject to appropriate risk weight. For loans where the cost of the house/dwelling unit is less than Rs. 1.0 million, the Reserve Bank of India has allowed banks to include stamp duty, registration and other documentation charges to the cost of the house/dwelling unit for the purpose of calculating the loan-to-value ratio from March 2015. In November 2012, the Reserve Bank of India issued instructions regarding sharing of information relating to credit, derivatives and unhedged foreign currency exposures among banks and to put in place an effective mechanism for information sharing. Also, from January 1, 2013, sanction of fresh loans and renewal of loans to new and existing borrowers should be done only after obtaining/sharing necessary information. In September 2013, the Reserve Bank of India announced the creation of a central repository of large common exposures across banks, to be based on submissions made by banks to the Reserve Bank of India on exposures of more than Rs. 100.0 million to individuals and entities.

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

The Reserve Bank of India has also issued guidelines in July 2014 permitting flexible structuring of long-term project loans to infrastructure and other core industries. According to the guidelines, banks are permitted to structure long-term project loans with the intent of refinancing these loans at periodic intervals without such refinancing being considered as restructuring. Such loans could have tenors linked to the economic life of the project and can extend up to 25 years and the fundamental viability of the project would be established on the basis of all requisite financial and non-financial parameters. The amortization schedule of the loans can be modified once during the course of the loan without classifying them as restructured loans provided they meet certain specific requirements, such as being a standard asset with no loss on the net present value and the debt amortization is scheduled within 85.0% of the economic life of the project. While the flexible structuring of long-term project loans was initially applicable for only loans made from July 2014, it was extended to include existing project loans from December 2014.

In August 2014, the Reserve Bank of India issued guidelines with regard to refinancing of existing project loans. According to the guidelines, banks are permitted to refinance such loans by way of full or partial take-out financing, even without a pre-determined agreement with other banks, without such refinancing being considered as restructuring. In the case of partial take-out financing, a minimum 25.0% of the outstanding loan value must be taken over by the new set of lenders as against the earlier requirement of 50.0%. Such loans should be ‘standard’ in the books of the existing banks at the time of the refinancing and should have started commercial operations. Also, the total exposure of all institutional lenders to such projects must be a minimum of Rs. 10.0 billion. This facility would be available only once during the life of the existing project loan.

Directed Lending

Priority Sector Lending

The guidelines on lending to priority sector require commercial banks to lend a certain percentage of their adjusted net bank credit to specific sectors (the priority sectors), such as agriculture, micro and small enterprises, micro-credit, education and housing finance. The target for total priority sector advances is set at 40.0% of adjusted net bank credit (which is net bank credit plus those investments made by banks in non-statutory liquidity bonds/debentures that are included in the held-to-maturity category, investments eligible to be treated as priority sector, investments in eligible government funds on account of priority sector shortfall and eligible advances extended in India against the incremental foreign currency deposits qualifying for exemption from CRR/SLR requirement) or of the credit equivalent amount of off-balance sheet exposure, whichever is higher as of March 31 of the previous fiscal year. Banks falling short of their priority sector lending targets are required to contribute amounts equivalent to the shortfall to specific Government funds like the Rural Infrastructure Development Fund, established by the National Bank for Agriculture and Rural Development, or funds with other financial institutions.

The Reserve Bank of India released revised priority sector lending guidelines in April 2015. These revised priority sector guidelines are applicable from fiscal 2016. The overall target for priority sector lending continue to be 40.0% of adjusted net bank credit (which apart from the existing definition also includes outstanding priority sector lending certificates) or of the credit equivalent amount of off-balance sheet exposure, whichever is higher; earlier sub-targets in advances to the agricultural sector of 13.5% direct lending and 4.5% indirect lending were combined and a sub-targets of 8.0% for lending to small and marginal farmers and 7.5% lending target to micro-enterprises were introduced. These sub-targets are to be achieved in a phased manner by March 2017. Sectors qualifying for priority sector lending have been broadened to include medium enterprises, social infrastructure and renewable energy. Priority sector lending achievements would be evaluated on a quarterly average basis from fiscal 2017. According to the guidelines, foreign banks with less than 20 branches will also now be required to meet priority sector lending targets of 40.0% of adjusted net bank credit, on par with domestic banks by fiscal 2020. Further, in July 2015, the Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India would notify the banks of the banking system’s average level at the beginning of each year. The target for fiscal 2016 was set at 11.57% of adjusted net bank credit. The Reserve Bank of India has also directed banks to continue to pursue the target of 13.5% of adjusted net bank credit towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines.

Investments by banks in securitized assets, outright purchases of loans and assignments are eligible for classification under priority sector if the underlying assets themselves qualified for such treatment. The interest rates charged to ultimate borrowers by the originating entities in such transactions are capped for such transactions to be classified as priority sector.

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

Banks falling short of their priority sector lending targets are required to contribute amounts equivalent to the shortfall to specific Government funds. The contribution is made by subscribing to bonds issued with a maturity of up to seven years. The interest rates on these contributions are below market rates and are generally set depending on the bank rate as set by the Reserve Bank of India. In May 2014, the Reserve Bank of India issued guidelines allowing banks to include the outstanding mandated investments in these Government funds at March 31 of the fiscal year to be treated as part of indirect agriculture and count towards overall priority sector target achievement. Investments at March 31 of the preceding year would also be included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements. In December 2014, the Reserve Bank of India restructured the classification of shortfall and interest rates payable to banks on funds placed with the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India and the National Housing Bank towards shortfall in meeting priority sector obligations. For accounting periods commencing April 1, 2015, amounts equivalent to the shortfall placed with specific Government funds is included under Schedule 11, under ‘other assets’ in the balance sheet of banks from the earlier categorization under investments.

In April 2016, the Reserve Bank of India allowed banks to trade their priority sector portfolio by selling or buying priority sector lending certificates. Scheduled commercial banks, regional rural banks, local area banks, small finance banks and urban cooperative banks can participate in this trade. Four types of certificates for the categories of agriculture, small and marginal farmers, micro enterprises and general category certificates have been allowed. There will be no transfer of risks or loan assets in these transactions. A bank can issue priority sector lending certificates up to 50.0% of the previous year’s priority sector lending achievement. The certificates will expire on March 31 and will not be valid beyond the last reporting date for the fiscal year. The calculation of priority sector lending would be the sum of the outstanding priority sector lending portfolio and the net priority sector lending certificates purchased.

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

The Reserve Bank of India is also focused on promoting financial inclusion, and has envisaged a number of steps in this direction. The Committee on Comprehensive Financial Services for Small Businesses and Low-income Households, in its report released in January 2014, has proposed a differentiated banking system with creation of new payments and wholesale banks. Accepting these proposals, the Reserve Bank of India has issued in-principle licenses to 11 payments banks and has indicated releasing a paper on licensing of wholesale banks. The committee has further recommended giving certain non-bank entities direct access to the settlement systems and allowing non-deposit taking non-bank finance companies to act as business correspondents. The committee has also proposed a new framework for priority sector lending along with a new method for computation of priority sector targets based on district and sector wise credit penetration.

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

Export Credit

The Reserve Bank of India allows exporters to avail short-term working capital financing at internationally comparable interest rates. Export credit is available both in rupee as well as in foreign currency. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This target is in addition to the priority sector lending mandate of 40.0% of adjusted net bank credit. We provide export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. In May 2014, the Reserve Bank of India allowed exporters with a satisfactory track record of at least three years to receive long-term export advance at concessional rates for execution of long-term supply contracts up to a maximum period of 10 years.

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

The Reserve Bank of India requires banks to fix internal limits of exposure to specific sectors. These limits are subject to periodic review by the banks. We have fixed a ceiling of 15.0% on our exposure to any one industry (other than retail loans) and monitor our exposures accordingly.

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

In March 2015, the Reserve Bank of India released a discussion paper on large exposures framework and enhancing credit supply through market mechanism. The framework proposes a limit of 25.0% of the eligible capital base in respect of exposures to each counterparty, which will include a group of connected counterparties. The group will be identified on the basis of economic interdependence and the eligible capital base is defined as the Tier 1 capital of the bank as against the current norm of total capital funds. In May 2016, the Reserve Bank of India issued another discussion paper which defines limits on the banking system’s exposure to large borrowers and requires incremental exposures beyond the normally permitted lending limits to have higher standard asset provisioning and risk weights. According to the guidelines, a borrower having an aggregate fund-based credit limit of Rs. 250.0 billion at any time during fiscal 2018 will be considered as a large borrower. This limit will be gradually reduced to Rs. 150.0 billion in fiscal 2019 and to Rs. 100.0 billion from fiscal 2020 onwards. The normally permitted lending limit is defined as an amount that is 50% of the incremental funds raised over and above the aggregate fund-based credit limit. The general provision required on the incremental exposure would be 3.0% and the additional risk weight over and above the applicable risk weight would be 75%. The framework is proposed to be applicable from fiscal 2018.

Limits on Exposure to Non-banking Finance Companies

The Reserve Bank of India has issued guidelines which restrict each bank’s exposure to non-banking finance companies, excluding asset financing and infrastructure financing companies, to 10.0% of the bank’s capital funds as per the last audited balance sheet. Exposure to non-banking asset finance companies/infrastructure finance companies has been restricted to 15.0% of bank’s capital funds and to non-banking gold loan companies to 7.5% of bank’s capital funds. The limit may be increased to 12.5% for non-banking finance company-gold loan companies, 15% for non-banking finance companies excluding asset financing and infrastructure financing companies and 20.0% respectively for non-banking asset and infrastructure financing companies, provided that the excess exposure is on account of funds lent to infrastructure sectors.

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

Investment by banks in specified instruments which are issued by other banks or financial institutions and are eligible for capital status for the investee bank/financial institution should not exceed 10% of the investing bank’s capital funds. Further, the banks/financial institutions should not acquire any fresh stake in a bank’s equity shares, if by such acquisition, the investing bank’s or financial institution’s holding exceeds 5% of the investee bank’s equity capital. The guideline earlier required banks to obtain prior approval of the Reserve Bank of India for equity investment in a company engaged in the financial sector which was revised in September 2015 and the requirement for Reserve Bank of India’s approval was removed subject to prescribed conditions.

The Reserve Bank of India has issued detailed guidelines on investments by banks in non-statutory liquidity ratio securities. These guidelines apply to primary market subscriptions and secondary market purchases. Pursuant to these guidelines, banks are prohibited from investing in non-statutory liquidity ratio securities with an original maturity of less than one year, other than commercial paper, certificates of deposits and certain non-convertible debentures with original or initial maturity of up to one year issued by corporations and non-banking finance companies. Banks are also prohibited from investing in unrated securities. A bank’s investment in unlisted non-statutory liquidity ratio securities may not exceed 10.0% of its total investment in non-statutory liquidity ratio securities at the end of the preceding fiscal year. However, the bank’s investments in unlisted non-statutory liquidity ratio securities may exceed the 10.0% limit by an additional 10.0%, provided the investment is in securitization papers issued for infrastructure projects and bonds/debentures issued by securitization companies and reconstruction companies set up under the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 and registered with the Reserve Bank of India. In December 2007, the Reserve Bank of India permitted banks to invest in unrated bonds of corporations engaged in infrastructure activities within the ceiling of 10.0% for unlisted non-statutory liquidity ratio securities in order to encourage flow of credit to the infrastructure sector.

In July 2014, banks were allowed to issue long-term bonds for financing infrastructure projects and low-cost housing. Banks were not allowed to invest in the bonds issued by other banks. In June 2015, however, the Reserve Bank of India permitted banks to invest in bonds issued by other banks. These investments are subject to certain conditions including (i) investments in these bonds are not considered for the purpose of calculation of net demand and time liabilities, (ii) they are not held under the held-to-maturity category, (iii) a bank’s investment in these bonds cannot exceed 2.0% of its Tier 1 capital or 5.0% of the issue size, and (iv) an investing bank's aggregate holding in such bonds will be capped at 10% of its total non-statutory liquidity ratio investments .

Further, the total investment by banks in liquid or short-term debt schemes of mutual funds with weighted average maturity of portfolio of not more than one year is subject to a prudential cap of 10% of their net worth as on March 31 of the previous year.

A 125.0% risk weight is assigned to all capital market exposures.

Banks’ Investment Classification and Valuation Norms

The key features of the Reserve Bank of India guidelines on categorization and valuation of banks’ investment portfolio are given below.

•	The entire investment portfolio is required to be classified under three categories: (a) held to maturity, (b) held for trading and (c) available-for-sale. Held to maturity includes securities so classified in accordance with the Reserve Bank of India guidelines; held for trading includes securities acquired with the intention of being traded to take advantage of the short-term price/interest rate movements; and available-for-sale includes securities not included in held-to-maturity and held for trading. Banks should decide the category of investment at the time of acquisition.

The held to maturity category can include statutory liquidity ratio securities up to a specified percentage of the demand and time liabilities and certain non-statutory liquidity ratio securities, including fresh recapitalization bonds received from the government of India towards recapitalization requirement and held in the investment portfolio, investment in the equity of subsidiaries and joint ventures and investment in long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. The minimum residual maturity of seven years should be at the time of investment in these bonds. Once invested, banks may continue to classify these investments under the held-to-maturity category even if the residual maturity falls below seven years subsequently. However banks’ investments in long term bonds issued by other banks for their financing of infrastructure and affordable housing loans are not to be held in the held-to-maturity category. In May 2013, the Reserve Bank of India announced that the level of government securities portfolio permitted to be included in the held-to-maturity category in excess of the overall limit of 25.0% of the investment portfolio permitted to be classified as held-to-maturity, was reduced from 25.0% of demand and time liabilities to 23.0% of demand and time liabilities, in line with the then existing statutory liquidity ratio requirement, with the reduction to be implemented in a phased manner with 50 basis points being reduced every quarter beginning from the three months ended June 30, 2013.

However, following the sharp increase in long-term yields in August 2013 caused by monetary tightening measures announced by the Reserve Bank of India on July 15, 2013 and July 23, 2013, the Reserve Bank of India allowed certain adjustments in the investment portfolio classification and valuation of banks as a temporary measure. Banks were allowed to retain the level of government securities portfolio in the held-to-maturity category at 24.5% of demand and time liabilities, as compared to the earlier requirement of 24.0% during the three months ended September 30, 2013. However, from August 2014, the Reserve Bank of India resumed the reduction in the level of government securities portfolio in the held-to-maturity category which was reduced to 24.0% of demand and time liabilities effective from August 9, 2014. In September 2014, there was a further reduction in the ceiling on government securities under the held-to-maturity category to 22.0% of demand and time liabilities with a 50 basis points reduction each to be effected on January 10, 2015 to 23.50%, April 4, 2015 to 23.0%, July 11, 2015 to 22.50% and September 19, 2015 to 22.0%. Further, to align the ceiling on statutory liquidity ratio holdings under the held-to-maturity category with the regulatory requirement of statutory liquidity ratio, in December 2015, the Reserve Bank of India announced a progressive reduction in the proportion of total statutory liquidity ratio in the held to maturity category required for banks to exceed the limit of 25.0% of total investments in the held-to-maturity category. The ratios were as follows: 21.5% from January 9, 2016, 21.25% from April 2, 2016, 21.0% from July 9, 2016, 20.75% from October 1, 2016 and 20.5% from January 7, 2017.

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

Held-to-maturity securities need not be marked to market and are carried at acquisition cost, unless it is more than the face value, in which case the premium should be amortized over the period remaining to maturity. Investments under available-for-sale category are marked to market at quarterly intervals or at more frequent intervals and held for trading securities valued at market at monthly intervals or at more frequent intervals and provided for as in the case of those in the available for sale category. Depreciation or appreciation for each basket within the available-for-sale and held for trading categories is aggregated. Net appreciation in each basket, if any, which is not realized, is ignored, while net depreciation is provided for. In August 2013, as part of the special measures announced by the Reserve Bank of India following the sharp movement in market rates, banks were allowed to amortize the net depreciation in the available-for-sale and held for trading book in equal instalments over the remaining part of fiscal 2014.

Investments in security receipts or pass through certificates issued by asset reconstruction companies or trusts set up by asset reconstruction companies should be valued at the lower of: (a) the redemption value of the security receipts or pass through certificates; and (b) the net book value (defined as book value less provisions held) of the financial asset. However, if the instrument issued by securitization/asset reconstruction companies is limited to the actual realization of the financial asset assigned to the instrument, the net asset value should be obtained from the securitization/asset reconstruction companies for valuation of the investments.

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

In September 2015, the Reserve Bank of India advised that banks which have a capital adequacy ratio of 10.0% or more and have also made net profits as of March 31 of the previous year need not approach the Reserve Bank of India for prior approval for equity investments in financial service companies where after such investment, the holding of the bank remains less than 10.0% of the investee company's paid-up capital, and the holding of the bank, along with its subsidiaries or joint ventures or entities, continues to remain less than 20.0% of the investee company's paid-up capital.

Under the Reserve Bank of India regulations, a bank’s equity investments in companies engaged in non-financial services activities are subject to a limit of 10% of the investee company’s paid-up share capital or 10% of the bank’s paid-up share capital and reserves, whichever is less. For the purpose of this limit, equity investments held under the “held for trading” category are included. Investments within these limits would not require prior approval of the Reserve Bank of India. Equity investments in any non-financial services company held by a bank, or entities which are bank’s subsidiaries, associates or joint ventures, and mutual funds managed by asset management companies controlled by the bank should in the aggregate not exceed 20% of the investee company’s paid-up share capital. Any investment by a bank in excess of 10% of the investee company’s paid-up share capital, but not exceeding 30%, requires the approval of the Reserve Bank of India.

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

Regulations Relating to Securitization of Loans

In February 2006, Reserve Bank of India issued guidelines on securitization of standard assets by banks and financial institutions. With a view to developing an orderly and healthy securitization market, and ensuring alignment of originators and investors’ interests, the Reserve Bank of India issued guidelines on securitization in May 2012. Under the guidelines, all on-balance sheet standard assets are eligible for securitization, except for revolving credit facilities, mortgage backed securities, asset backed securities and loans with bullet repayment of both principal and interest (other than specifically permitted). Loans must also meet a minimum holding period requirement, based on the tenor and repayment frequency of the loan, in order to be eligible for securitization. A minimum retention requirement is prescribed to ensure that the originating banks have a continuing stake in the performance of the securitized assets. The total exposure of banks to the securitized loans cannot exceed 20% of the total securitized instruments, and any exposure in excess of this limit must be risk-weighted at 1,250%.

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

Domestic time deposits and rupee-denominated non-resident ordinary accounts have a minimum maturity of seven days. Rupee denominated non-resident rupee accounts have a minimum maturity of one year. Time deposits from non-resident Indians denominated in foreign currency have a minimum maturity of one year and a maximum maturity of five years.

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

In September 2013, the Reserve Bank of India introduced a swap facility for incremental foreign currency deposits. This was set up with the intent to increase the flow of foreign currency funds into the country considering the sharp depreciation in the rupee. This facility was only for deposits in foreign currency non-resident (bank) deposit accounts, and was available only in U.S. dollars. The tenor of the swap was fixed at three years and above. A bank could avail the swap facility only once a week, with the maximum amount of U.S. dollars eligible for swap equal to the foreign currency deposits mobilized in the preceding week. The swap facility was made available only for a fixed period from September 10, 2013 to November 30, 2013. In another step taken by the Reserve Bank of India, effective from July 26, 2013, incremental foreign currency non-resident deposits and non-resident rupee deposits having a maturity of three years and above were exempted from cash reserve ratio and statutory liquidity ratio requirements. This benefit was withdrawn for deposits received from March 8, 2014 onwards. The three-year deposits raised by banks under the swap facility are maturing in fiscal 2017.

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

In November 2014, RBI has issued additional guidelines on levy of charges for non-maintenance of minimum balance in savings bank account. According to the guidelines, the penal charges should be a fixed percentage levied on the amount of difference between the actual balance maintained and the minimum balance as agreed upon at the time of opening an account. A suitable slab structure for recovery of charges may be finalized. Further, it should be ensured that balance in the savings account does not turn into negative balance solely on account of levy of charges for non-maintenance of minimum balance.

In December 2014, Reserve Bank of India has issued a charter of customer rights, which provides the broad overarching principles for protection of bank customers. The charter describes five basic rights of bank customers which are the right to fair treatment, right to transparency, fair and honest dealing, right to suitability, right to privacy and right to grievance redressal and compensation.

In July 2015, the Reserve Bank of India has issued procedural guidelines for redressal of grievances by the chief customer service officer/internal ombudsman. According to the guidelines, a bank shall examine the grievances as per its internal grievance redressal mechanism and in case the bank decides to reject a complaint and/or decides to provide only partial relief to the complainant, it should invariably forward such cases to the chief customer service officer/internal ombudsman for further examination.

Deposit Insurance

Demand and time deposits of up to Rs. 100,000 accepted by Indian banks have to be insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly-owned subsidiary of the Reserve Bank of India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer. Under the new Companies Act, 2013, deposit insurance has been made mandatory for companies accepting deposits. In September 2015, the Reserve Bank of India released the Report of the Committee on Differential Premium System for Banks in India, proposing the introduction of risk-based premium in India.

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

Regulations Relating to Knowing the Customer and Anti-Money Laundering

The Prevention of Money Laundering Act, 2002, which came into effect beginning July 2005, seeks to prevent and criminalize money laundering and terrorist financing. It also provides for the freezing and confiscation of assets concerned in money laundering/terrorism offences, and the formation of the Financial Intelligence Unit. This Act lays down the obligations on designated entities (including banks and financial institutions) for maintaining records of prescribed transactions and for reporting certain transactions to the Financial Intelligence Unit. It also lists out the predicate offences that come under the purview of the Act, the appointment of the Designated Director and the Principal Officer and their respective obligations under the Act. Prevention of Money-Laundering Rules have also been framed under such Act. This Act and such Rules have since been amended from time to time.

The Reserve Bank of India has prescribed guidelines to be observed by banks/financial institutions under its jurisdiction with regard to know your customer, anti-money laundering and combating financing of terrorism procedures in line with the provisions of the Prevention of Money Laundering Act 2002 and Rules notified there under. This is in line with the recommendations made by the Financial Action Task Force on Anti-Money Laundering standards and on Combating Financing of Terrorism. The objective of these guidelines is to prevent banks from being used, intentionally or unintentionally, by criminal elements for money laundering or terrorist financing activities. The guidelines cover key aspects including customer acceptance policy, customer identification procedures, monitoring of transactions and risk management. The guidelines also cover enhanced due diligence measures, regulatory reporting as per the Prevention of Money Laundering Act, appointment of designated director and a senior official as principal officer, training of employees and independent audit of anti-money laundering/know your customer framework and provision for simplified know your customer procedures for opening small accounts.

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

According to Reserve Bank of India guidelines regarding prudential limits for inter-bank liabilities, a bank’s inter-bank liabilities cannot exceed 200.0% of its net worth as on the last day of the previous fiscal year. Individual banks have been permitted, with the approval of their boards of directors, to fix a lower limit for their inter-bank liabilities, keeping in view their business model. However, banks whose capital to risk assets ratio is at least 25% more than the minimum capital to risk assets ratio (currently 9%), i.e., 11.25% as on the last day of the previous fiscal year, are allowed a higher limit with respect to inter-bank liability of up to 300.0% of their net worth. The limits prescribed include only fund-based inter-bank liabilities within India (including inter-bank liabilities in foreign currency to banks operating within India), and inter-bank liabilities outside India are excluded. The Reserve Bank of India guidelines also stipulate that existing limits on call-money borrowing shall form a sub-limit of the above-mentioned limit. At present, on a daily average basis, call/notice money borrowings should not exceed 100% of bank’s capital funds. However, banks are allowed to borrow a maximum of 125% of their capital funds on any day during a fortnight.

The Reserve Bank of India has issued guidelines on duration gap analysis for interest rate risk management. The guidelines are aimed at providing an indication of the interest rate risk to which the bank is exposed. The report on interest rate sensitivity as per duration gap analysis is being submitted on a quarterly basis since June 30, 2011 and on a monthly basis since April 30, 2012.

In November 2012, the Reserve Bank of India consolidated the various instructions and guidelines on liquidity risk management issued from time to time in the past. Instructions and guidelines were enhanced in line with the Basel Committee on Banking Supervision Principles for Sound Liquidity Risk Management and Supervision. The guideline includes enhanced guidance on liquidity risk governance, measurement, monitoring and the reporting to the Reserve Bank of India on liquidity positions.

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

Our foreign exchange operations are subject to the guidelines specified by the Reserve Bank of India in the exchange control manual. As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to foreign exchange business in India. We are also among banks that submit data to government authorities for the setting of financial benchmarks. In April 2014, the Reserve Bank of India issued guidelines recommending measures to strengthen the quality, methodology and the governance framework with respect to financial benchmarks. This was based on recommendations submitted by the committee on financial benchmarks. According to the guidelines, banks submitting data would have to implement an internal board approved policy on governance of the benchmark submission process and periodically submit a confirmation on compliance with the guidelines. Further, it was proposed that an independent company be set up for the administration of benchmarks. In July 2015, the Financial Benchmarks India Private Limited was set up which would administer the overnight inter-bank rate and which would be based on the actual traded rate every morning. Over a period, it is also proposed to administer foreign exchange benchmarks and rupee interest rate benchmarks.

Authorized dealers, like us, are required to determine our limits on open positions and maturity gaps in accordance with the Reserve Bank of India guidelines and these limits are approved by the Reserve Bank of India.

Gold monetization scheme and Sovereign gold bonds

In October 2015, the Reserve Bank of India issued guidelines on gold monetization scheme where banks are allowed to mobilize gold deposits and provide loans against these deposits. The minimum deposit under the gold deposit scheme at any one time is 30 grams of raw gold with short term bank deposits allowed for a minimum of 1-3 years, and treated as on-balance sheet liability and medium term deposits of 5-7 years and long term of 12-15 years. The medium and long term deposits will be the liability of the central government.

The redemption of medium and long-term deposits, at the option of the depositor, can be either in Indian rupee equivalent of the value of deposited gold or in gold itself.

The Reserve Bank of India also issued guidelines on sovereign gold bonds with investments in such bonds being eligible for statutory liquidity ratio calculations. The bonds could also be used as collateral for loans.

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

The Reserve Bank of India issues guidelines on external commercial borrowings and trade credits from time to time. Consolidated guidelines relating to external commercial borrowings are covered by the Reserve Bank of India in its Master Direction on External Commercial Borrowings, Trade Credit, Borrowing and Lending in Foreign Currency by Authorized Dealers and Persons other than Authorized Dealers and its Master Direction on Reporting under Foreign Exchange Management Act, 1999, as amended. The guidelines do not permit financial intermediaries, including banks, to raise such borrowings or provide guarantees in favor of overseas lenders for such borrowings. Eligible borrowers, which are largely corporations, may raise such borrowings for investments such as the import of capital goods, in new and expansion projects, and also to meet foreign exchange needs of the infrastructure sector. The external commercial borrowing proceeds can also be utilized for overseas direct investment in joint ventures and wholly owned subsidiaries subject to the existing guidelines on Indian Direct Investment in joint ventures and wholly owned subsidiaries abroad. Utilization of external commercial borrowing proceeds is not permitted for lending, capital market investments or acquisitions in India or real estate investments (including integrated townships). The maximum amount of external commercial borrowings that can be raised is US$ 750 million during a year for companies in the infrastructure and manufacturing sectors under the automatic route. Corporations in the software development and microfinance sectors are permitted to avail of external commercial borrowing of up to US$ 200 million and US$ 100 million respectively.

In September 2015, the Reserve Bank of India allowed Indian resident borrowers to raise trade credit in Rupees after entering into a loan agreement with the overseas lender, subject to certain conditions. Further, overseas lenders of Rupee denominated trade credits are now eligible to hedge their exposure in Rupees through permitted derivative products in the on-shore market.

Borrowers are permitted to raise external commercial borrowings for the purpose of refinancing an existing external commercial borrowing. This is however not permissible for overseas branches/subsidiaries of Indian banks.

In November 2015, the Reserve Bank of India issued a revised external commercial borrowing framework. Key features of the revised framework include fewer restrictions on the end-use of external commercial borrowings, a liberal approach for Indian rupee denominated borrowings where the currency risk is borne by the lender, an expanded list of overseas lenders to include sovereign wealth funds, pension funds and insurance companies, and an enhanced limit for small value external commercial borrowings with minimum average maturity of three years from US$20 million to US$50 million. The framework comprises of three components: 1) medium-term foreign currency borrowings with minimum average maturity of three to five years termed as track I; 2) long-term foreign currency borrowings with minimum average maturity of 10 years termed as track II and 3) Indian rupee denominated borrowings with minimum average maturity of three to five years termed as track III. Lending by overseas branches and subsidiaries of Indian banks is permitted only for medium term borrowings (track I). The all-in-cost ceiling is LIBOR plus 300 basis points for borrowings with an average maturity period of three to five years and LIBOR plus 450 basis points for borrowings with average maturity of over five years under track I. Under track II, the all-in-cost ceiling is a maximum spread of 500 basis points over the benchmark, and under track III the cost should be in line with market conditions. Companies in the infrastructure sector, non-banking financial companies - infrastructure finance companies, non-banking finance companies-asset finance companies, holding companies and core investment companies will also be eligible to raise external commercial borrowings under track I of the framework with minimum average maturity period of five years, subject to 100% hedging.

In September 2015, the Reserve Bank of India issued guidelines on issuance of rupee-linked bonds in overseas markets. As per the guidelines, Indian companies eligible to raise external commercial borrowings will be permitted to issue such bonds. Apart from companies, Real Estate Investment Trusts and Infrastructure Investment Trusts are also eligible to borrow under the guidelines. The bonds can be issued in jurisdictions which are Financial Action Task Force (FATF) compliant. The minimum maturity for these bonds would be five years and the only end use restrictions are a negative list of activities including purchase of land, capital market exposure and real estate.

In April 2016, the Reserve Bank of India issued a revised framework for issuance of rupee denominated bonds overseas. The issuance of rupee denominated bonds overseas will be within the aggregate limit of foreign investment permitted in corporate debt as notified from time to time. As per current limits, the maximum amount that can be borrowed by an entity in a financial year under the automatic route by issuance of these bonds will be Rs. 50 billion. Proposals to borrow beyond Rs. 50 billion will require prior approval of the Reserve Bank of India. The rupee denominated bonds can only be issued in a specified country and can be subscribed by a resident of the specified country. The minimum maturity for these bonds is set at three years to align with the maturity guidelines on foreign investment in corporate bonds through the foreign portfolio investment route.

Foreign Currency Borrowings by Banks in India

The Reserve Bank of India has allowed banks to borrow funds from their overseas branches and correspondent banks (including borrowings for financing export credit, external commercial borrowings and overdrafts from their head office/nostro account) up to a limit of 50% of unimpaired Tier 1 capital or US$10 million, whichever is higher. However, short-term borrowings up to a period of one year or less should not exceed 20% of unimpaired Tier 1 capital within the overall limit of 50%. In October 2013, the Reserve Bank of India issued a notification enhancing the borrowing limit from 50% to 100% of unimpaired Tier 1 capital or US$10 million, whichever is higher. The enhanced limit was made available for a limited period of up to November 30, 2013 as a measure to improve foreign currency inflows in the economy. These borrowings were also eligible for the U.S. dollar-Rupee swap facility provided by the Reserve Bank of India at a fixed rate of 3.5% per annum from September 10, 2013 till November 30, 2013.

All the regulations and guidelines issued by the Reserve Bank of India, as amended from time to time, in connection with foreign currency borrowings by banks in India have been consolidated in the master circular on Risk Management and Inter-Bank Dealings. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches or correspondents abroad and also includes overseas borrowings in gold for funding domestic gold loans. Capital funds raised by issue of innovative perpetual debt instruments and other overseas borrowings with the specific approval of the Reserve Bank of India will continue to be outside the limit of 50% of unimpaired Tier 1 capital.

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

The Reserve Bank of India does not pay any interest on cash reserve ratio balances. The cash reserve ratio has to be maintained on an average basis for a fortnightly period. In July 2013, the Reserve Bank of India increased the daily cash reserve requirement from a minimum of 70.0% of the required cash reserve ratio on any day of the fortnight to 99%, as part of measures to stabilize the movement in exchange rates. In September 2013, following stabilization in the movement in exchange rates, the daily minimum cash reserve requirement was reduced to 95%. In April 2016, the Reserve Bank of India reduced the requirement further to 90% from the fortnight beginning April 16, 2016.

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. In October 2015, the Reserve Bank of India also allowed investments in sovereign gold bonds be considered in the calculation of statutory liquidity ratio. As stipulated by the Reserve Bank of India, banks in India were required to maintain their statutory liquidity ratio at a level of 21.25% effective April 2, 2016 and 21.0% from July 9, 2016 (21.5% on March 31, 2016).

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

As noted above, banks in India are already required, under Indian law and regulation, to maintain a statutory liquidity ratio at or above a prescribed percentage (currently 21.00%). The statutory liquidity ratio is calculated as the ratio of a bank’s liquid assets, such as cash, gold or approved unencumbered securities (“statutory liquidity ratio securities”), to its net demand and time liabilities. Statutory liquidity ratio securities include Indian central government securities as well as certain securities issued by Indian state governments. Further, as per guidelines issued on liquidity standards in November 2014, the Reserve Bank of India allows banks, under certain stressed conditions, to avail themselves of a special liquidity facility against certain securities classified as Level 1 high quality liquid assets. The facility, called the Facility to Avail Liquidity for Liquidity Coverage Ratio, is operated by the Reserve Bank of India. Access to the facility is included in a bank’s liquidity coverage ratio. Although the statutory liquidity ratio is not a part of the Basel III liquidity standards, a portion of a bank’s statutory liquidity ratio securities may be recognized as high quality liquid assets under the Reserve Bank of India’s liquidity coverage ratio guidelines.

The Reserve Bank of India permits banks to recognize as level one high quality liquid assets under the liquidity coverage ratio, statutory liquidity ratio securities having a value of up to (i) 2.0% of a bank’s net demand and time liabilities, for securities eligible for availing liquidity under the Reserve Bank of India’s Marginal Standing Facility; (ii) an additional 5.0% of a bank’s net demand and time liabilities, for securities eligible for availing liquidity under the Reserve Bank of India’s Facility to Avail Liquidity for Liquidity Coverage Ratio and (iii) 3.0% of net demand and time liabilities under the Facility to Avail Liquidity for Liquidity Coverage Ratio within the mandatory statutory liquidity ratio requirement, which was further increased to 4.0% in July 2016. Thus, a total of 11.0% of net demand and time liabilities comprising statutory liquidity ratio securities would be available for banks to recognize as level one high quality liquid assets. Statutory liquidity ratio securities include certain Indian state government securities that would also qualify as level one high quality liquid assets under the Reserve Bank of India guidelines, while the Basel III liquidity standards include only national sovereign securities. Banks in India generally hold a significant proportion of their statutory liquidity ratio securities in the form of investments in Indian central government securities which would qualify as level one high quality liquid assets under the Basel III standards.

Further, the Reserve Bank of India issued guidelines in March 2015 indicating that from January 1, 2016 onwards, the liquidity coverage ratio standard, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards will be applicable to Indian banks on a consolidated basis.

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

A legislation to amend the Banking Regulation Act making the prior approval of the Reserve Bank of India mandatory for the acquisition of more than 5.0% of a banking company’s paid-up capital or voting rights by any individual or firm or group was passed by Parliament and notified in fiscal 2013. See also “Overview of the Indian Financial Sector—Structural Reforms—Report on Governance of Boards of Banks in India”.

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

In fiscal 2016, the government of India introduced a composite cap for foreign investments in Indian companies, including banks, thus merging the sub-limits in terms of direct investments and portfolio investments. The overall foreign ownership limit in banks continues to be 74.0%. Further, in May 2016, the Reserve Bank of India issued revised guidelines with regard to shareholding in private sector banks. As per the guidelines, non-financial corporate entities can have a shareholding up to 10.0% in private sector banks; non-diversified unlisted financial institutions can hold up to 15.0% and well-diversified listed financial institutions including the government can hold up to 40%. Voting rights are capped at 15.0%. However, any acquisition of shareholding/voting rights of 5.0% or more will require the prior approval of the Reserve Bank of India.

Holding Companies

In the annual policy review for fiscal 2011, the Reserve Bank of India announced the formation of a working group, with representatives from the government, various regulatory authorities and banks, to draw a roadmap for the introduction of a holding company structure. The report of the working group was released in May 2011 with key recommendations favoring a financial holding company structure for the financial sector, particularly large financial groups, with a separate regulatory framework for these holding companies.

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

Moratorium, Reconstruction and Amalgamation of Banks

The Reserve Bank of India can apply to the government of India for suspension of business by a banking company. The government of India, after considering the application of the Reserve Bank of India, may order a moratorium staying commencement of action or proceedings against such company for a maximum period of six months. During such period of moratorium, the Reserve Bank of India may: (a) in the public interest; (b) in the interest of the depositors; (c) in order to secure the proper management of the bank; or (d) in the interests of the banking system of the country as a whole, prepare a scheme for the reconstruction of the bank or merger of the bank with any other bank. In circumstances entailing reconstruction of the bank or merger of the bank with another bank, the Reserve Bank of India invites suggestions and objections on the draft scheme prior to placing the scheme before the government of India for its approval. The central government may approve the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks. The Reserve Bank of India has consolidated all regulations relating to amalgamation of private sector banks in the Master Direction - Amalgamation of Private Sector Banks, Directions, 2016.

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

Credit Information Bureaus

The Parliament of India has enacted the Credit Information Companies (Regulation) Act, 2005, pursuant to which every credit institution, including a bank, has to become a member of a credit information bureau and furnish to it such credit information as may be required of the credit institution by the credit information bureau about individuals or groups who enjoy a credit relationship with it. Other credit institutions, credit information bureaus and such other persons as the Reserve Bank of India specifies may access such disclosed credit information. The Reserve Bank of India is also seeking to strengthen the coverage and use of credit information and had set up a committee in this regard. The committee submitted its recommendations in March 2014 and recommendations included standardized data formats, for furnishing of credit information to credit information companies, common classification of credit scores and best practices to be followed by credit information companies. In June 2014, some of the recommendations were accepted by the Reserve Bank of India and guidelines were issued in this respect. Recently, in June 2016, the Reserve Bank of India issued guidelines requiring banks to share information on investments in commercial papers and unhedged foreign currency exposures of borrowers to the credit information companies.

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

Resolution Regime for Financial Institutions

The Financial Stability and Development Council constituted a high level working group to consider the strengthening of the resolution regime for financial institutions. The working group submitted its report in May 2014. Some key recommendations of the group include setting up of an independent Financial Resolution Authority which would be responsible for implementation of the resolution framework in coordination with respective financial sector regulators. The financial resolution framework should be legally enforceable and extend to all financial institutions including banks, non-banks and financial conglomerates. The framework identifies a set of tools like liquidation, purchase and assumption, and bail-in which involve converting existing creditors into shareholders, temporary public ownership, etc. The resolution framework should avoid use of taxpayers’ money and ensure imposition of losses to shareholders and unsecured creditors. In case of financial institutions under distress and deemed to be systemically important, the government taking control of the financial institution can be a last option for resolution when all other options fail. In the Union Budget for fiscal 2017, the government has indicated that a comprehensive Code on Resolution of Financial Firms will be introduced as a bill in Parliament during fiscal 2017. This code will provide a specialized resolution mechanism to deal with bankruptcy situations in banks, insurance companies, and financial sector entities.

Regulations Governing Use of Business Correspondents

To increase the outreach of banking and ensure greater financial inclusion, in January 2006 the Reserve Bank of India issued guidelines for the engagement of business correspondents by banks providing banking and financial services. Business correspondents are agents engaged by banks to provide banking services at locations other than a bank branch. Business correspondents offer a limited range of banking services at low cost, as setting up a brick and mortar branch may not be viable in all areas. Banks are required to take full responsibility for the acts of omission and commission of the business correspondents that they engage and to conduct due diligence for minimizing agency risks. When the business correspondent model was introduced in January 2006, the entities permitted to act as business correspondents included individuals such as retired bank employees, retired teachers, individual owners of small, independent grocery stores, medical and fair price shops and certain other individuals. The non-individual entities included non-government organizations or microfinance institutions set up under Societies/Trust Acts, societies registered under Mutually Aided Cooperative Societies Acts or the Cooperative Societies Acts of States, not-for-profit companies and post offices. From September 2010, banks are also allowed to engage companies with large and widespread retail outlets and registered under the Companies Act, excluding non-banking financial companies, as business correspondents in addition to the individuals/entities permitted earlier. In June 2014, the Reserve Bank of India also permitted non-deposit taking non-banking financial companies to be appointed as business correspondents. Further, with a view to scale up the business correspondent channel, the Reserve Bank of India has issued guidelines in April 2014 requiring the board of banks to review the operations and payment of remuneration to business correspondents at least once every six months. In its monetary policy statement announced in April 2016, the Reserve Bank of India has proposed to create a registry of business correspondents.

Regulations governing mobile banking

The Reserve Bank of India has permitted Indian banks to offer mobile banking services to their customers. These services are available only for Indian rupee based transactions in the domestic market. Transactions involving a debit to the customer’s account should have a two level authentication to execute the transaction. In December 2014, the Reserve Bank of India issued guidelines requiring banks to provide easy registration for mobile banking services, including generation of the personal identification number (PIN) through multiple channels. In December 2015, the Reserve Bank of India required banks participating in the National Financial Switch to enable the capability of customer registration for mobile banking at all their ATMs by March 31, 2016.

Income Computation and Disclosure Standards

In March 2015, the Central Board of Direct Taxes notified the Income Computation and Disclosure Standards (ICDS) which provides guidelines for computation of taxable income. These guidelines are not for the purpose of maintaining our books of accounts. These guidelines are applicable to all taxpayers, including us, that follow the accrual system of accounting for the purpose of computation of income. In case there is a conflict between the provisions of the Indian accounting standards and the income computation standards prescribed by the tax authority, the Indian accounting standards shall prevail. The broad areas covered by the guidelines issued by the tax authority include valuation of inventories, construction contracts, revenue recognition, tangible fixed assets, effects of changes in foreign exchange rates, government grants, securities, borrowing costs, contingent liabilities and assets, and relating to accounting policies. The guidelines were applicable from April 1, 2015. However, clarifications have been sought with regard to the implementation of these guidelines, and further details are awaited in this regard.

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

Restriction on Share Capital and Voting Rights

Banks can issue only ordinary shares. The Banking Regulation Act currently specifies that no shareholder in a banking company can exercise voting rights on poll in excess of 15.0% of total voting rights of all the shareholders of the banking company.

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

An amendment to the Banking Regulation Act in fiscal 2013 has increased the voting rights cap from 10.0% to 26.0% in a phased manner, subject to notification by the Reserve Bank of India. The Reserve Bank of India has notified a voting rights cap of 15.0%. See also “Overview of the Indian Financial Sector—Structural Reforms—Amendments to the Banking Regulation Act”.

In November 2015, the Reserve Bank of India clarified that prior approval will be required for acquisition of shares or voting rights of 5.0% or more in private sector banks. Shareholders having 5.0% or more of the paid-up share capital of a private bank would have to give an annual declaration to the bank on their ‘fit and proper’ status. Approval of the Reserve Bank of India will not be required in case of fresh acquisitions by an existing major shareholder up to an aggregate holding of 10.0%.

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

On June 1, 2015, the Reserve Bank of India issued guidelines on compensation of non-executive directors of private sector banks. According to the guidelines, the Board of Directors, in consultation with its remuneration committee, should formulate and adopt a comprehensive compensation policy for the non-executive directors (other than the part-time non-executive chairman). In the policy, the Board may provide for the payment of compensation in the form of a profit related commission, subject to the bank making profits. Such compensation should not exceed Rs. 1.0 million per annum for each director. Further, private sector banks have to obtain prior approval of the Reserve Bank of India for granting remuneration to the part-time non-executive chairman under Section 10B(1A)(i) and 35B of the Banking Regulation Act, 1949.

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

Regulations Governing Offshore Banking Units

The government and the Reserve Bank of India have permitted banks to set up offshore banking units in Special Economic Zones, which are specially delineated duty-free enclaves deemed to be foreign territory for the purpose of trade operations, duties and tariffs. We have an offshore banking unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai. The key regulations applicable to offshore banking units include, but are not limited to, the following:

•	No separate assigned capital is required. However, the parent bank is required to provide a minimum of US$10 million to its offshore banking unit.

•	Offshore banking units are exempt from cash reserve ratio requirements.

•	The Reserve Bank of India may exempt a bank’s offshore banking unit from statutory liquidity ratio requirements on specific application by the bank.

•	An offshore banking unit may not enter into any transactions in foreign exchange with residents in India, unless such a person is eligible to enter into or undertake such transactions under the Foreign Exchange Management Act.

•	All prudential norms applicable to overseas branches of Indian banks apply to offshore banking units.

•	Offshore banking units are required to adopt liquidity and interest rate risk management policies prescribed by the Reserve Bank of India in respect of overseas branches of Indian banks as well as within the overall risk management and asset and liability management framework of the bank subject to monitoring by the bank’s board of directors at prescribed intervals. Further, the bank’s board would be required to set comprehensive overnight limits for each currency for these branches, which would be separate from the open position limit of the parent bank.

-	Offshore banking units may raise funds in convertible foreign currency as deposits and borrowings from non-residents including non-resident Indians but excluding overseas corporate bodies.

-	Offshore banking units may operate and maintain balance sheets only in foreign currency.

-	The loans and advances of offshore banking units would not be reckoned as net bank credit for computing priority sector lending obligations.

-	Offshore banking units must follow the Know Your Customer guidelines and must be able to establish the identity and address of the participants in a transaction, the legal capacity of the participants and the identity of the beneficial owner of the funds.

•	The Special Economic Zone Act, 2005 permitted offshore banking units to additionally undertake the following activities:

-	lend outside India and take part in international syndications/consortiums on par with foreign offices;

-	invest in foreign currency denominated debt of Indian units; and

-	extend facilities to subsidiaries/units of Indian entities, located outside India.

Regulations governing banking units in International Financial Services Centers in India

In March 2015, the Reserve Bank of India issued guidelines relating to Indian banks setting up banking units in International Financial Services Centers in India. According to the guidelines, public and private sector banks dealing in foreign exchange would be permitted to set up one banking unit in each international financial services center in India. Banks will have to take prior approval of the Reserve Bank of India for opening a banking unit, and this will be treated on par with a foreign branch of an Indian bank. The minimum capital requirement for these banking units would be US$20 million. Funds raised by the banking units, including borrowings in foreign currency, would have to be from persons not resident in India. Deployment of funds can be with both persons resident in India as well as not resident in India. Liabilities of these units would be exempted from cash reserve ratio and the statutory liquidity ratio. The banking units will have to maintain the minimum regulatory capital as prescribed by the Reserve Bank of India and prudential norms applicable to overseas branches of Indian banks would apply to these banking units. The banking units would operate and maintain their balance sheet only in foreign currency and will not be allowed to deal in Indian rupees, except having a special rupee account for administrative expenses. The loans and advances of these banking units would not be reckoned for priority sector lending requirements.

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

Regulations and Guidelines of the Securities and Exchange Board of India

The Securities and Exchange Board of India was established to protect the interests of public investors in securities and to promote the development of and to regulate the Indian securities market. We and our subsidiaries and affiliates are subject to the Securities and Exchange Board of India regulations for public capital issuances, private placements as well as underwriting, custodian, depositary participant, investment advisory, private equity, broking, asset management, banker to the issue and debenture trusteeship activities.

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

Taxation

The Government has proposed major reforms in Indian tax laws, namely the goods and services tax and the provisions relating to General Anti Avoidance Rule (GAAR). While the implementation of the goods and services tax is awaited, the implementation of GAAR has been deferred to fiscal 2018. Under the goods and services tax reforms, it has been proposed to introduce unified goods and services tax structures to expand the tax base, rationalize the input tax credit and harmonize the current multiple taxation laws in India. The goods and services tax would replace the indirect taxes on goods and services such as central excise duty, service tax, customs duty, central sales tax, state value added tax, surcharge and excise currently being collected by the central and state governments. The government has indicated that it is committed to a smooth transition to goods and services tax and will endeavor to resolve all issues during the year to enable its introduction. The implementation of goods and services tax is now targeted during fiscal 2018.

The GAAR provisions would apply to arrangements declared as “impermissible avoidance arrangements”, which is defined to mean an arrangement, the main purpose or one of the main purposes of which is to obtain a tax benefit and which satisfy at least one of the following tests (i) creates rights, or obligations, which are not ordinarily created between persons dealing at arm’s length; (ii) results, directly or indirectly, in misuse, or abuse, of the provisions of the Income Tax Act, 1961; (iii) lacks commercial substance or is deemed to lack commercial substance, in whole or in part; or (iv) is entered into, or carried out, by means, or in a manner, which are not ordinarily employed for bona fide purposes. If GAAR provisions are invoked, then the tax authorities have wide powers, including the denial of tax benefit or a benefit under the tax treaty.

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

Regulations Governing Insurance Companies

ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company, our subsidiaries offering life insurance and non-life insurance, respectively, are subject to the provisions of the Insurance Act, 1938 and subsequent rules and amendments notified, and the various regulations prescribed by the Insurance Regulatory and Development Authority of India. These regulations regulate and govern, among other things, registration as an insurance company, investment, solvency margin requirements, licensing of insurance agents, advertising, sale and distribution of insurance products and services and protection of policyholders’ interests.

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

The Insurance Regulatory and Development Authority of India periodically issues guidelines pertaining to life insurance business. In fiscal 2011, the Insurance Regulatory and Development Authority of India changed the regulations relating to unit-linked life insurance products. Subsequently, the Insurance Regulatory and Development Authority of India also issued revised regulations relating to non-linked life insurance products, which became effective during fiscal 2014. The key changes related to commissions payable to agents and distributors, lapse of policies, surrender values and minimum death benefits. In August 2015, the Insurance Regulatory and Development Authority of India issued regulations on registration of corporate agents for the sale of insurance products where an agent can tie up with up to three insurance companies each in life, non-life and health insurance sectors.

The Insurance Regulatory and Development Authority of India has released draft guidelines on the payment of commissions and rewards to agents and insurance intermediaries. The draft guidelines lay down the maximum commission and reward payable for different lines of business. Draft guidelines on management expenses (all expenses in the nature of operating expenses including commission, remuneration to the insurance agents, intermediaries and insurance intermediaries) have also been released. The draft suggests limiting management expenses separately for different lines of business and lays down the maximum limit for the same. Discussions on both of these draft guidelines are ongoing and final guidelines are awaited.

In fiscal 2007, the general insurance industry in India was de-tariffed and insurance premiums were freed from price controls. Further, in accordance with the Insurance Regulatory and Development Authority’s order dated March 12, 2011, all general insurance companies in India were required to provide for losses on the third party motor pool (a multilateral arrangement for insurance in respect of third-party claims against commercial vehicles, the results of which are shared by all general insurance companies in proportion to their overall market share) at a provisional rate of 153.0% from fiscal 2008 to fiscal 2011, as compared to the earlier loss rate of 122.0% to 127.0%. This upward revision of the loss rates for the previous years impacted the profitability of the general insurance companies for fiscal 2012. Insurance Regulatory and Development Authority of India relaxed the solvency requirement for insurers to 1.3 at March 2012 and 1.4 at March 2013.

The solvency margin required at March 2014 and at all times thereafter is 1.5. In fiscal 2012, the Insurance Regulatory and Development Authority ordered the dismantling of the motor pool and advised that motor pool liabilities be recognized as per the loss rates estimated by the General Actuaries Department of the United Kingdom, for all underwriting years from fiscal 2008 to fiscal 2012. Further, a Declined Risk Pool was created under which insurers would cede only those policies to the pool that they would not consider underwriting themselves. Insurers have been mandated to underwrite motor pool policies to the extent of the sum of 50.0% of their share in total gross premium and 50% share in total motor premium. Any shortfall against this requirement will be allocated to the insurers from the Declined Risk Pool. Additionally, only specific third-party insurance premiums is pooled as against the earlier approach of ceding all third-party premiums. Accordingly, under this approach, the size of the pool is expected to decline substantially and the allocation of losses to individual insurers will be based on their ability to meet the mandated targets. See also “Risk Factors—Risks Relating to Our Business—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

Under the Insurance Act and regulations issued by the Insurance Regulatory and Development Authority of India, any increase in the shareholding of any investor in an insurance company beyond 5.0%, and any transfer of shareholding in excess of 1.0%, requires the prior approval of the Insurance Regulatory and Development Authority of India. Further, the Insurance Regulatory and Development Authority of India has issued draft guidelines for listed insurance companies which are proposed to be applicable to insurers who are in the process of getting their shares listed on stock exchanges. The draft guidelines, among other things, propose self-certification of fit and proper criteria by a person intending to acquire equity shares of an insurer amounting to 1% or more, but less than 5%, of the paid up equity share capital of the insurer, which shall be considered as a deemed approval by the Insurance Regulatory and Development Authority of India.

In May 2016, the Insurance Regulatory and Development Authority of India issued revised corporate governance guidelines which are applicable from fiscal 2017. The governance framework includes the board of directors, key management personnel, constitution of various committees such as the policyholder protection committee, defines the role of appointed actuaries, appointment of auditors and relationship with stakeholders. The guidelines also provide certain disclosure requirements in relation to financial statements, including quantitative and qualitative information on financial and operating ratios, actual solvency margin vis-a-vis required margins, a description of the risk management architecture, payments made to group entities from the policyholders’ funds and pecuniary relationships with the non-executive directors.

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

From fiscal 2015, the tax on long-term capital gains was increased from 10.0% to 20.0% on redemption of debt mutual fund units. The period for defining long-term was also revised from 12 months to 36 months. Further, in March 2015, the Association of Mutual Funds of India introduced a cap of 100 basis points on upfront commission for all mutual fund schemes. This is effective from April 1, 2015. Exemption from service tax stands withdrawn in relation to services provided by mutual fund agent/distributor to mutual funds or asset management companies with effect from April 1, 2015. Service tax is payable under reverse charge mechanism by mutual funds or asset management companies.

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

Overseas Banking Subsidiaries

Our wholly owned subsidiary in the United Kingdom, ICICI Bank UK PLC, is authorized and regulated by the Prudential Regulation Authority and Financial Conduct Authority. The UK subsidiary has established a branch in Antwerp, Belgium and in Frankfurt, Germany under the European Union Passporting arrangement.

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

Our Singapore branch is currently engaged in corporate and institutional banking, private banking, retail banking and treasury-related activities. In April 2010, the Monetary Authority of Singapore granted the Singapore branch Qualified Full Banking privileges which entitled us to take retail deposits. In Bahrain, we have a retail branch, regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions within Bahrain, individuals or institutions outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. Our branch in Hong Kong is regulated by the Hong Kong Monetary Authority and is permitted to undertake banking business with certain restrictions. Our branch in Sri Lanka is regulated by the Central Bank of Sri Lanka. Our branch in the Dubai International Financial Centre is regulated by the Dubai Financial Services Authority and is licensed to engage with professional clients in or from the Dubai International Financial Centre (DIFC). The Qatar Financial Centre Regulatory Authority regulates our branch in Qatar Financial Centre (QFC). Our branch in New York is regulated by the Federal Reserve Board and the Office of the Comptroller of the Currency. In addition, we also have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai and an IFSC Banking Unit at Office E-2 & E-4 (Unit No.18 & 20), Zonal Facility Centre (ZFC) Annexe, Gujarat International Finance Tec-City - Multi-Services-Special Economic Zone, Gandhinagar, Gujarat. In fiscal 2016, we have upgraded a representative office to a branch in Shanghai, China. The branch will be regulated by the China Banking Regulatory Commission. We have also upgraded a representative office in South Africa into a branch which is regulated by the South Africa Reserve Bank.

Representative Offices

Our representative offices in United Arab Emirates, Bangladesh, Malaysia and Indonesia are regulated by the respective regulatory authorities.

Foreign Account Tax Compliance Act (FATCA)

The government of India entered into a Model 1 intergovernmental agreement with respect to FATCA with the United States. ICICI Bank has registered with the Internal Revenue Service in the United States. In addition, the United States has entered into Model 1 intergovernmental agreements with respect to FATCA with Singapore, the United Arab Emirates, Qatar and South Africa and reached a similar agreement in substance with Bahrain, and a Model 2 intergovernmental agreement with respect to FATCA with Hong Kong. ICICI Bank intends to comply with the terms of applicable intergovernmental agreements with respect to FATCA and any regulations issued thereunder.

Common Reporting Standards (CRS)

The Common Reporting Standard formally referred to as the Standard for Automatic Exchange of Financial Account Information, is an information standard for the automatic exchange of information, developed in the context of the Organization for Economic Co-operation and Development. India is one of the very few countries that have adopted a common approach for implementation of FATCA and CRS. In India requirements under FATCA/CRS are implemented by the Central Board of Direct Taxes.

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

The Foreign Exchange Management Act, 1999 regulates transactions involving foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India. The Foreign Exchange Management Act, 1999 has substantially eased the restrictions on current account transactions (with a few exceptions). However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies. The Reserve Bank of India has also permitted authorized dealers to freely allow remittances by individuals up to US$ 250,000, increased from the earlier limit of US$ 125,000 in February 2015, subject to certain restrictions per financial year for any permissible current or capital account transactions or a combination of both, under the Liberalized Remittance Scheme.

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

On May 12, 2015, a new edition of Consolidated Foreign Direct Investment Policy came into effect, to further liberalize FDI, which is a capital account transaction.

Following an amendment to the regulations on transfer or issue of security by a person resident outside India, under the Foreign Exchange Management Act, 1999, a domestic custodian in India is permitted to purchase shares of any Indian company on behalf of a person resident outside India, for the purpose of converting the shares so purchased into ADSs, provided that:

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

The Operative Guidelines for Disinvestment of Shares by the Indian Companies in the Overseas Market through the Issue of ADRs/GDRs were notified by the Government of India, Ministry of Finance vide notification No.15/23/99-NRI on July 29, 2002. Under these guidelines, the shareholders may divest their holdings in the overseas market through the mechanism of a sponsored ADS issue by the Indian company. The holdings which may be divested are holdings in Indian companies which are listed either in India or on an overseas exchange. The divestment process is initiated when the Indian company whose shares are being offered for divestment in the overseas market sponsors an ADS issue against the block of existing shares offered by the shareholders under these guidelines. Such ADS issues against existing shares offered by shareholders under the aforesaid guidelines. The proceeds of ADS issue raised abroad shall be repatriated into India within a period of one month of the closure of such issue.

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

Under the foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign direct investment

Foreign direct investment means investment by non-resident entity/person resident outside India in the equity shares/compulsorily convertible preference shares/compulsorily convertible debentures of an Indian company under Schedule 1 of the Foreign Exchange Management (Transfer or Issue of Security by a Person Outside India) Regulations, 2000.

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

Under the Portfolio Investment Scheme:

i.	Foreign institutional investors/sub-accounts of foreign institutional investors, subject to registration with the Securities and Exchange Board of India, may hold in aggregate up to 24.0% of paid-up equity capital. This limit may be raised to the sectoral cap/statutory ceiling of 74.0% in case of a private sector banking company, subject to resolution of the board of directors, a special resolution of the shareholders and prior notification to the Reserve Bank of India and provided that no single foreign institutional investor or approved sub-account of foreign institutional investors may own more than 10.0% of total paid-up equity capital on behalf of itself or its sub-accounts.

ii.	An individual non-resident Indian may hold up to 5.0% of total paid-up equity capital both on repatriation and non-repatriation basis and in aggregate, the shareholding of all non-resident Indians is restricted to 10% of our total paid-up capital. This aggregate limit may be raised to 24.0% of the total paid-up capital if a special resolution is passed at a general meeting of the shareholders of the company.

•	Overseas corporate bodies or OCBs are not permitted to invest under the Portfolio Investment Scheme, although they may continue to hold investments that have already been made under the Portfolio Investment Scheme until such time as these investments are sold on the stock exchange. Overseas corporate bodies are derecognized as a class of investor entity by the Reserve Bank of India under various routes and schemes under the foreign exchange regulations.

Foreign Portfolio Investment Scheme – Purchase of shares or convertible debentures or warrants

The Securities and Exchange Board of India introduced Foreign Portfolio Regulations, 2014 which repealed the SEBI (Foreign Institutional Investors), Regulations, 1995. Under the Foreign Portfolio Regulations, foreign institutional investors, sub-accounts and qualified foreign investors were merged into a new investor class called as foreign portfolio investors. A foreign portfolio investor registered with the Securities and Exchange Board of India can purchase shares or convertible debentures or warrants of an Indian company under the Scheme. The holding of an individual foreign portfolio investor is restricted to 10.0% of the total paid-up capital, and the aggregate limit for all foreign portfolio investors cannot exceed 24.0% of the total paid-up capital, which can be raised further up to the sectoral limit of 74.0% of the total paid-up capital through a special resolution by the board of directors followed by a special resolution passed at a general meeting of the shareholders of the bank. The clubbing of investment limit of foreign portfolio investors is based on common Ultimate Beneficial Ownership. In case, the same investor/same set of end investors are constituents of two or more foreign portfolio investments and such investor(s) have a beneficial ownership of more than 50.0% in those foreign portfolio investments, the investment limit of such foreign portfolio investments shall be clubbed at the threshold prescribed for a single foreign portfolio investment. All such foreign portfolio investors will be treated as forming part of an investor group.

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

Issue of ADSs

Indian companies were permitted to raise foreign currency resources through the issuance of shares represented by ADSs to foreign investors under the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism), 1993 or the Depository Receipts Scheme 2014. Such issuance required approval from the Government of India; and was subject to sectoral cap, entry route, minimum capitalization norms, pricing norms, etc. as applicable as per the foreign direct investment regulations notified by the Reserve Bank of India from time to time.

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

Dividends

Under Indian law, a company pays dividends upon a recommendation by its Board of Directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months from the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the Board of Directors. Dividends may be paid out of the company’s profits for the fiscal year for which the dividend is declared or out of undistributed profits of prior fiscal years. Dividends can also be paid by a company in the interim period, termed “interim dividend” which does not require the approval of the shareholders unless it is combined with the final dividend being recommended by the Board of Directors. The Reserve Bank of India has stipulated that banks may declare and pay dividend out of the profits from the relevant accounting period, without prior approval of the Reserve Bank of India if they satisfy the minimum prudential requirements and subject to the prudential cap on dividend payout ratio prescribed in the guidelines issued in this regard by the Reserve Bank of India. See also “Supervision and Regulation—Restrictions on Payment of Dividends”. Equity shares issued by us are pari passu in all respects including dividend entitlement.

ICICI Bank has paid dividends consistently every year from fiscal 1996, the second year of our operations. For fiscal 2012, we paid a dividend, excluding dividend tax, of Rs. 3.30 per equity share, aggregating to Rs. 19.0 billion in June 2012. For fiscal 2013, we paid a dividend, excluding dividend tax, of Rs. 4.00 per equity share, aggregating to Rs. 23.1 billion in June 2013. For fiscal 2014, we paid a dividend, excluding dividend tax, of Rs. 4.60 per equity share, aggregating to Rs. 26.6 billion in July 2014. For fiscal 2015, we paid a dividend, excluding dividend tax, of Rs. 5.00 per equity share, aggregating to Rs. 29.0 billion in June 2015. For Fiscal 2016, we paid a dividend, excluding dividend tax, of Rs. 5.00 per equity share, aggregating to Rs. 29.1 billion in July 2016.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
Dividend paid during the fiscal year	(Rs. in billions)
2012	2.80	16.1
2013	3.30	19.0
2014	4.00	23.1
2015	4.60	26.6
2016	5.00	29.0

Dividend income is tax-exempt in the hands of shareholders. However, the Companies are liable to pay dividend distribution tax on distributed profits. For fiscal 2016, we paid dividend distribution tax at the rate of 20.358% (including surcharge and cess) on distributed profits.

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

Residence

For the purposes of the Income-tax Act, an individual is a resident of India during any fiscal year if such individual (i) is in India in that year for 182 days or more or (ii) is in India for a period or periods aggregating 365 days or more during the four years preceding that fiscal year and periods aggregating 60 days or more in that fiscal year. The period of 60 days is replaced with 182 days in the case of an Indian citizen or person of Indian origin who, being resident outside India, comes on a visit to India during the fiscal year, or an Indian citizen who leaves India for purposes of employment or as a member of the crew of an Indian ship during the fiscal year. A company is resident in India in any fiscal year if it is an Indian company or its place of effective management in that year is in India. A firm or other association of persons is resident in India except where the control and the management of its affairs are situated wholly outside India.

Taxation of Distributions

Dividends paid are not subject to tax in India in the hands of a recipient. However, we are required to pay Dividend Distribution Tax at the rate of 15% (plus the applicable surcharge of 12% and education cess of 3%) on the dividends paid/declared/distributed by us. Under Section 115-O(1A) of the Income-tax Act, dividends received by us on which our domestic subsidiaries have paid the dividend distribution tax under this Section or dividends received from our offshore subsidiaries on which we have paid tax under Section 115BBD of the Income-tax Act, are deducted from the dividends paid/declared/distributed by us for the purpose of determining the dividend distribution tax payable by us. Dividend distribution tax is levied on the gross amount (including distribution tax) instead of the net amount distributed resulting in increase in dividend distribution tax rate to 20.358% (including the applicable surcharge and education cess).

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

Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to liability for Indian income tax in the hands of the transferor and tax will be required to be withheld at source. Gains will either be taxable as capital gains or as business income, depending upon the nature of holding. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the depositary as specified below), the resulting long-term capital gains will be exempt from tax if the shares are traded on a recognized stock exchange and the securities transaction tax, described below, is paid on such sale. If the equity share has been held for 12 months or less, the resulting short-term capital gains will be taxable at a tax rate of 15% (plus the applicable surcharge and education cess).

This rate of tax is applicable provided the gains are treated as capital gains and provided the shares are sold on recognized Indian stock exchanges and are subject to securities transaction tax. In other cases, the rate of tax applicable under the provisions of the Income-tax Act varies, subject to a maximum rate of 40% (plus the applicable surcharge and education cess). The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.

The above rate may be reduced under the provisions of the double taxation treaty entered into by the government of India with the country of residence of the non-resident investors. The double taxation treaty between the United States and India (the “Treaty”) does not provide U.S. residents with any relief from Indian tax on capital gains i.e. it will be taxable as per the local laws of India.

Further, if tax is deductible then investors are required to submit a valid Permanent Account Number, issued by the Indian Income Tax authorities, to the person responsible for deducting tax on capital gains or business income, otherwise tax will be deducted at the higher of (a) the rate specified in the relevant provisions of the Finance Act; (b) the rate or rates in force; or (c) 20%. In the Budget 2016, it is proposed that effective from June 1, 2016 any other document (as may be prescribed) would be allowed to be submitted in lieu of PAN for non-applicability of higher rate as mentioned above however the rules/notification prescribing the documents is still awaited.

A sale/purchase of equity shares entered into on a recognized stock exchange in India, whether settled by actual delivery or transfer, will be subject to Securities Transaction Tax in the hands of purchaser and seller at the rate of 0.1% on the value of the transaction at the time of sale. However, when settlement is done other than by actual delivery or transfer, it will be subject to STT in the hands of seller at the rate of 0.025% on the value of the transaction at the time of sale.

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

Service Tax

Brokerage fees paid to stockbrokers in connection with the sale or purchase of shares which are listed on any recognized stock exchange in India are subject to a service tax at a rate of 14.5% (including the applicable cess). With effect from June 01, 2016 the service tax rate will be 15% (including applicable cess). The stockbroker is responsible for collecting the service tax and paying it to the relevant authority.

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

This discussion assumes that we were not for the taxable year ended March 31, 2016, and will not become, a PFIC (as discussed below).

Taxation of Dividends

Distributions you receive on ADSs or equity shares, other than certain pro rata distributions of equity shares or rights to acquire equity shares to all holders of equity shares (including holders of ADSs), will generally constitute foreign-source dividend income for U.S. federal income tax purposes. The amount of the dividend you will be required to include in income will be based on the U.S. dollar value of the rupees received, calculated by reference to the exchange rate in effect on the date the payment is received by the depositary (in the case of ADSs) or by you (in the case of equity shares) regardless of whether the payment is converted into U.S. dollars on the date of receipt. If the dividend is converted into U.S. dollars on the date of receipt, you should not be required to recognize foreign currency gain or loss in respect of the dividend income. You may have foreign currency gain or loss if the dividend is converted into U.S. dollars after the date of receipt. If you realize gain or loss on a sale or other disposition of rupees, it will constitute U.S. source ordinary income or loss. The amount of the dividend will not be eligible for the dividends-received deduction generally available to U.S. corporations under the Code. Subject to applicable limitations, the discussion above regarding concerns expressed by the U.S. Treasury and the PFIC discussion below, if you are a non-corporate U.S. Holder, dividends paid to you may be taxable at the favorable rates applicable to long-term capital gains. If you are a non-corporate U.S. Holder, you should consult your tax adviser to determine whether you are subject to any special rules that limit your ability to be taxed at these favorable rates.

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

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and capital gains) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by foreign active banks and insurance companies. Based upon certain proposed Treasury regulations, which were proposed to be effective for taxable years beginning after December 31, 1994, we do not believe we were a PFIC for our taxable year that ended March 31, 2016. Because there can be no assurance that the proposed treasury regulations will be finalized in their current form and the manner of the application of the proposed treasury regulations is not entirely clear, and because the composition of our income and assets will vary over time and our PFIC status for any taxable year will depend, in large part, on the extent to which our income and assets will be considered active under the exception for active banks, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

In addition, if we were a PFIC or, with respect to you, were treated as a PFIC for the taxable year in which we paid a dividend or for the prior taxable year, the favorable tax rates with respect to dividends paid to certain non-corporate U.S. Holders, described above under “—Taxation of Dividends”, would not apply.

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

The data for fiscal 2012 through fiscal 2016 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies. In the case of foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective subsidiaries are followed.

The consolidated financial statements for fiscal 2012 through fiscal 2014 were audited by S. R. Batliboi & Co. LLP, Chartered Accountants, and for fiscal 2015 and fiscal 2016 by B S R & Co. LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2012 through fiscal 2016 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the standards of the United States Public Company Accounting Oversight Board. Our financial statements as per Indian GAAP along with the reconciliation of net profit and stockholders’ equity to U.S. GAAP, including the notes to these financial statements, audited by KPMG are set forth at the end of this annual report.

Under U.S. GAAP, the consolidation of ICICI’s majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, because of substantive participative rights retained by the minority shareholders, is accounted for by the equity method. Under Indian GAAP, these insurance subsidiaries are fully consolidated.

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2016. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2016 was Rs. 66.25 per US$ 1.00.

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

The Authorized Capital of the Company is Rs. 17,750,000,000 divided into:

i.   6,375,000,000 Equity Shares of Rs.2 each.

ii.  15,000,000 shares of Rs. 100 each which shall be of such class and with rights, privileges, conditions or restrictions as may be determined by the company in accordance with these presents and subject to the legislative provisions for the time being in that behalf, and

iii. 350 preference shares of Rs. 10 million each.

The Memorandum and Articles of Association reflecting the above revisions are attached as exhibits to this annual report.

Special Resolution passed by shareholders by way of a postal ballot on April 22, 2016:

Amendment to the Employees Stock Option Scheme

As per the amended definition, the exercise period has been changed from the period commencing from the date of vesting of Options and ending on the later of (i) the tenth anniversary of the date of grant of Options or (ii) the fifth anniversary of the date of vesting of Options to the period commencing from the date of vesting of Options and ending on the tenth anniversary of the date of vesting of Options.

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

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	ICICI Bank Memorandum of Association, as amended (incorporated by reference to ICICI Bank’s Annual Report in Form 20-F for fiscal 2015).
1.2	ICICI Bank Articles of Association, as amended (incorporated by reference to ICICI Bank’s Annual Report in Form 20-F for fiscal 2015).
2.1	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).
2.2	Letter Agreements dated February 19, 2002 and April 1, 2002 (incorporated herein by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002), Letter Agreement dated March 8, 2005 (incorporated by reference to ICICI Bank’s Registration Statement on Form F-3 (File No. 333-121664)) and Letter Agreement dated November 4, 2011 (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2012) amending and supplementing the Deposit Agreement.
2.3	Letter Agreement dated June 2, 2016, supplementing the Letter Agreement dated November 4, 2011.
2.4	ICICI Bank’s Specimen Certificate for Equity Shares (incorporated by reference to ICICI Bank’s Annual Report in Form 20-F for fiscal 2015).
4.1	ICICI Bank’s Employee Stock Option Plan, as amended.
8.1	List of Subsidiaries (included under “Business—Subsidiaries, Associates and Joint Ventures” herein).
11.1	Code of Business Conduct and Ethics, as amended.
12.1	Certification of the Managing Director and Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED

By:	/s/ Rakesh Jha
Name: Mr. Rakesh Jha
Title: Chief Financial Officer

Place: Mumbai
Date: August 1, 2016

ICICI Bank Limited and subsidiaries Consolidated Financial Statements For the year ended March 31, 2015 and March 31, 2016 together with Auditors’ Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

ICICI Bank Limited

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries (the “Company”) as of March 31, 2016 and 2015, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2016. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2016 and 2015, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2016, in conformity with generally accepted accounting principles in India.

Accounting principles generally accepted in India vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 of Schedule 18B to the consolidated financial statements.

We draw attention to Note 15 to the consolidated financial statements, which provides details with regard to the creation of provision relating to Funded Interest Term Loan through utilization of reserves, as permitted by the Reserve Bank of India vide letter dated January 6, 2015.

We have also audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated August 1, 2016 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Mumbai, India

April 29, 2016, except as to additional notes in Schedule 18B

As to which the date is August 1, 2016

Report of Independent Registered Public Accounting Firm – Internal Controls over Financial Reporting

The Board of Directors and Stockholders

ICICI Bank Limited

We have audited ICICI Bank Limited and subsidiaries’ (the “Company”) internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control-Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting in the accompanying Form 20-F for the year ended March 31, 2016. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2016, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2016 and 2015, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2016, and our report dated April 29, 2016, except as to additional notes in Schedule 18B as to which the date is August 1, 2016, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Mumbai, India

August 1, 2016

ICICI Bank Limited and subsidiaries

Consolidated balance sheet

(Rs. in thousands)

	Schedule	At
		March 31, 2016	March 31, 2015

CAPITAL AND LIABILITIES

Capital	1	11,631,656	11,596,608
Employees stock options outstanding		67,019	74,388
Reserves and surplus	2	929,408,451	835,374,445
Minority interest	2A	33,556,448	25,058,148
Deposits	3	4,510,773,918	3,859,552,465
Borrowings	4	2,203,776,561	2,112,520,026
Liabilities on policies in force		970,533,948	936,193,819
Other liabilities and provisions	5	527,813,976	480,421,804

TOTAL CAPITAL AND LIABILITIES		9,187,561,977	8,260,791,703

ASSETS

Cash and balances with Reserve Bank of India	6	272,775,620	258,376,695
Balances with banks and money at call and short notice	7	377,584,082	217,995,002
Investments	8	2,860,440,872	2,743,108,109
Advances	9	4,937,291,077	4,384,900,954
Fixed assets	10	87,134,646	58,712,089
Other assets	11	652,335,680	597,698,854

TOTAL ASSETS		9,187,561,977	8,260,791,703

Contingent liabilities	12	11,176,470,163	10,190,385,671
Bills for collection		217,500,551	162,914,850
Significant accounting policies and notes to accounts	17 & 18

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss account

(Rs. in thousands)

	Schedule	Year ended
		March 31, 2016	March 31, 2015	March 31, 2014

I. INCOME
Interest earned	13	592,937,057	549,639,961	494,792,476
Other income	14	421,021,403	352,522,357	300,846,072

TOTAL INCOME		1,013,958,460	902,162,318	795,638,548

II. EXPENDITURE
Interest expended	15	339,964,746	323,181,538	297,106,119
Operating expenses	16	407,895,615	350,227,119	306,663,585
Provisions and contingencies (refer note 18.7)		156,829,183	99,330,676	75,097,674

TOTAL EXPENDITURE		904,689,544	772,739,333	678,867,378

III. PROFIT/(LOSS)
Net profit for the year		109,268,916	129,422,985	116,771,170
Less: Minority interest		7,469,331	6,954,333	6,357,506
Net profit after minority interest		101,799,585	122,468,652	110,413,664
Profit brought forward		198,278,702	145,475,548	103,294,625

TOTAL PROFIT/(LOSS)		300,078,287	267,944,200	213,708,289

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		24,316,000	27,939,000	24,530,000
Transfer to Reserve Fund		9,340	7,660	46,146
Transfer to Capital Reserve		23,822,375	2,919,250	760,000
Transfer to/(from) Investment Reserve Account		—	(1,270,000)	1,270,000
Transfer to Special Reserve		13,860,000	11,396,000	9,446,000
Transfer to/(from) Revenue and other reserves		5,207,028	(5,600,841)	1,992,076
Dividend (including corporate dividend tax) for the previous year paid during the year		38,513	29,784	(539,685)
Proposed equity share dividend		29,075,153	28,988,072	26,562,812
Proposed preference share dividend		35	35	35
Corporate dividend tax		5,539,079	4,882,652	4,165,357
Balance carried over to balance sheet		198,210,764	198,652,588	145,475,548

TOTAL		300,078,287	267,944,200	213,708,289

Significant accounting policies and notes to accounts	17 & 18

Earnings per share (refer note 18.1)
Basic (Rs.)		17.53	21.17	19.13
Diluted (Rs.)		17.41	20.94	19.03
Face value per share (Rs.)		2.00	2.00	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement

(Rs. in thousands)

Particulars		Year ended
		March 31, 2016	March 31, 2015	March 31, 2014

Cash flow from operating activities

Profit before taxes		135,574,704	176,435,930	156,508,688

Adjustments for:
Depreciation and amortization		9,567,289	9,102,686	8,418,401
Net (appreciation)/depreciation on investments		(34,641,416)	324,940	(704,719)
Provision in respect of non-performing and other assets		88,308,555	36,181,416	24,818,320
Prudential provision on standard assets		3,175,576	4,053,835	1,591,953
Provision for contingencies & others		28,584,825	999,282	963,597
(Profit)/loss on sale of fixed assets		(264,335)	(33,994)	(1,352,001)
Employees stock option grants		142,309	94,432	120,371

	(i)	230,447,507	227,158,527	190,364,610

Adjustments for:
(Increase)/decrease in investments		(40,179,999)	(144,940,347)	49,187,517
(Increase)/decrease in advances		(648,486,064)	(567,661,237)	(573,005,899)
Increase/(decrease) in deposits		651,221,453	264,425,642	447,421,466
(Increase)/decrease in other assets		(24,030,865)	57,627,927	(58,988,442)
Increase/(decrease) in other liabilities and provisions		132,466,667	94,006,046	58,968,410

	(ii)	70,991,192	(296,541,969)	(76,416,948)

Refund/(payment) of direct taxes	(iii)	(64,985,465)	(53,347,975)	(46,299,744)

Net cash flow from/(used in) operating activities(i)+(ii)+(iii)	(A)	236,453,234	(122,731,417)	67,647,918

Cash flow from investing activities
Purchase of fixed assets		(8,483,857)	(12,446,322)	(8,373,656)
Proceeds from sale of fixed assets		703,145	367,499	2,051,182
(Purchase)/sale of held to maturity securities		(110,411,892)	(117,238,214)	(160,353,177)

Net cash used in investing activities	(B)	(118,192,604)	(129,317,037)	(166,675,651)

Cash flow from financing activities
Proceeds from issue of share capital (including ESOPs)		2,824,200	3,477,284	761,818
Proceeds from long term borrowings		455,604,563	439,781,096	333,892,436
Repayment of long term borrowings		(319,709,230)	(271,340,761)	(211,027,903)
Net proceeds/(repayment) of short term borrowings		(46,055,502)	107,195,242	(17,862,991)
Dividend and dividend tax paid		(34,524,887)	(30,840,867)	(27,040,480)

Net cash generated from/(used in) financing activities	(C)	58,139,144	248,271,994	78,722,880

Effect of exchange fluctuation on translation reserve	(D)	(2,411,769)	(2,434,107)	9,178,547

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement (Continued)

(Rs. in thousands)

Particulars	Year ended
	March 31, 2016	March 31, 2015	March 31, 2014

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)	173,988,005	(6,210,567)	(11,126,306)

Cash and cash equivalents as at the beginning of the year	476,371,697	482,582,264	493,708,570
Cash and cash equivalents as at the end of the year	650,359,702	476,371,697	482,582,264

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet

SCHEDULE 1 - CAPITAL

(Rs. in thousands)

	At
	March 31, 2016	March 31, 2015

Authorized capital
6,375,000,000 equity shares of Rs. 2 each (March 31, 2015: 6,375,000,000 equity shares of Rs. 2 each)	12,750,000	12,750,000
15,000,000 shares of Rs. 100 each (March 31, 2015: 15,000,000 shares of Rs. 100 each)[1]	1,500,000	1,500,000
350 preference shares of Rs. 10 million each (March 31, 2015: 350 preference shares of Rs. 10 million each)[2]	3,500,000	3,500,000

Equity share capital Issued, subscribed and paid-up capital
5,797,244,645 equity shares of Rs. 2 each (March 31, 2015: 5,774,163,845 equity shares)	11,594,489	11,548,327
Add: 17,523,785 equity shares of Rs. 2 each (March 31, 2015: 23,080,800 equity shares) issued pursuant to exercise of employee stock options	35,048	46,162
	11,629,537	11,594,489

Add: 266,089 equity shares of Rs. 10 each forfeited (March 31, 2015: 266,089 equity shares)	2,119	2,119

TOTAL CAPITAL	11,631,656	11,596,608

1.	These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.

2.	Pursuant to RBI circular, the issued and paid–up preference shares are grouped under Schedule 4-“Borrowings”.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS

(Rs. in thousands)

	At
	March 31, 2016	March 31, 2015

I. Statutory reserve
Opening balance	163,205,519	135,266,519
Additions during the year	24,316,000	27,939,000
Deductions during the year	..	..

Closing balance	187,521,519	163,205,519

II. Special reserve
Opening balance	69,454,700	58,058,700
Additions during the year	13,860,000	11,396,000
Deductions during the year	..	..

Closing balance	83,314,700	69,454,700

III. Securities premium
Opening balance	319,054,660	315,537,750
Additions during the year[1]	2,938,832	3,516,910
Deductions during the year	..	..

Closing balance	321,993,492	319,054,660

IV. Investment reserve account
Opening balance	..	1,270,000
Additions during the year	..	..
Deductions during the year	..	(1,270,000)

Closing balance	..	..

V. Unrealized investment reserve[2]
Opening balance	35,153	34,100
Additions during the year	88,956	1,053
Deductions during the year	(128,553)	..

Closing balance	(4,444)	35,153

VI. Capital reserve
Opening balance	26,095,641	23,176,391
Additions during the year[3]	23,822,375	2,919,250
Deductions during the year	..	..
Closing balance[4]	49,918,016	26,095,641

VII. Foreign currency translation reserve
Opening balance	22,999,128	25,433,235
Additions during the year	6,589,367	11,062,032
Deductions during the year[5]	(9,411,886)	(13,496,139)

Closing balance	20,176,609	22,999,128

	At
	March 31, 2016	March 31, 2015
VIII. Revaluation reserve
Opening balance	..	..
Additions during the year[6]	28,174,747	..
Deductions during the year	..	..

Closing balance	28,174,747	..

IX. Reserve fund
Opening balance	36,694	95,865
Additions during the year[7]	9,340	7,660
Deductions during the year[8]	..	(66,831)

Closing balance	46,034	36,694

X. Revenue and other reserves
Opening balance	36,214,248	48,334,225
Additions during the year[8]	5,618,430	4,015,939
Deductions during the year[9,10]	(1,775,664)	(16,135,916)
Closing balance[11,12]	40,057,014	36,214,248

XI. Balance in profit and loss account	198,210,764	198,652,588
Deductions during the year[9]	..	(373,886)
Balance in profit and loss account	198,210,764	198,278,702

TOTAL RESERVES AND SURPLUS	929,408,451	835,374,445

1.	Includes Rs. 2,789.2 million (March 31, 2015: Rs. 3,431.1 million) on exercise of employee stock options.
2.	Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.

3.	Includes appropriations made by the Bank for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.

4.	Includes capital reserve on consolidation amounting to Rs.79.1 million (March 31, 2015: Rs. 80.7 million).

5.	Includes exchange profit on repatriation of retained earnings from overseas branches of the Bank.

6.	Represents gain on revaluation of premises carried out by the Bank at March 31, 2016.

7.	Includes appropriations made to Reserve Fund for the year ended March 31, 2015 in accordance with regulations applicable to Sri Lanka branch of the Bank.

8.	In terms of the guidelines issued by Central Bank of Sri Lanka, banks in Sri Lanka are no longer required to make appropriation towards Investment Fund Account. The balance of Rs. 66.8 million outstanding in Investment Fund Account had been transferred to revenue and other reserves during the year ended March 31, 2015 in accordance with these guidelines.

9.	At March 31, 2015, includes amount utilised for creation of deferred tax liability of ICICI Home Finance Company Limited on balance in Special Reserve at March 31, 2014 in accordance with National Housing Board circular dated May 27, 2014.

10.	At March 31, 2015, includes Rs. 9,291.6 million utilised with approval of RBI to provide for outstanding Funded Interest Term Loans (FITL) related to accounts restructured prior to the issuance of RBI guideline in 2008.

11.	Includes unrealised profit/(loss), net of tax, of Rs. (530.9) million (March 31, 2015: Rs. (407.4) million) pertaining to the investments in the available-for-sale category of ICICI Bank UK PLC.

12.	Includes restricted reserve of Rs. 1,265.0 million (March 31, 2015: Rs. 1,281.1 million) primarily relating to lapsed contracts of the life insurance subsidiary.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2A - MINORITY INTEREST

(Rs. in thousands)

	At
	March 31, 2016	March 31, 2015

Opening minority interest	25,058,148	20,107,641
Subsequent increase/(decrease) during the year	8,498,300	4,950,507

CLOSING MINORITY INTEREST	33,556,448	25,058,148

SCHEDULE 3 - DEPOSITS

(Rs. in thousands)

	At
	March 31, 2016	March 31, 2015

A. I. Demand deposits
i) From banks	39,713,920	37,225,312
ii) From others	563,675,244	467,371,342
II. Savings bank deposits	1,444,551,013	1,221,061,995
III. Term deposits
i) From banks	95,975,771	82,869,479
ii) From others	2,366,857,970	2,051,024,337

TOTAL DEPOSITS	4,510,773,918	3,859,552,465

B. I. Deposits of branches in India	4,097,654,748	3,495,286,634
II. Deposits of branches/subsidiaries outside India	413,119,170	364,265,831

TOTAL DEPOSITS	4,510,773,918	3,859,552,465

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 4 - BORROWINGS

(Rs. in thousands)

	At
	March 31, 2016	March 31, 2015

I. Borrowings In India
i) Reserve Bank of India	115,411,000	179,758,800
ii) Other banks	76,202,937	52,409,514
iii) Other institutions and agencies
a) Government of India	..	..
b) Financial institutions	198,462,255	181,754,472
iv) Borrowings in the form of
a) Deposits	2,866,149	2,613,694
b) Commercial paper	8,701,661	14,671,235
c) Bonds and debentures (excluding subordinated debt)	119,263,431	110,250,918
v) Application money-bonds	..	..
vi) Capital instruments
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	13,010,000	13,010,000
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	98,152,555	98,159,787
c) Redeemable Non-Cumulative Preference Shares (RNCPS) (350 RNCPS of Rs. 10.0 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation, redeemable at par on April 20, 2018)	3,500,000	3,500,000
d) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	193,976,348	221,762,009

TOTAL BORROWINGS IN INDIA	829,546,336	877,890,429

II. Borrowings outside India
i) Capital instruments
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	22,517,983	21,227,648
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	65,233,121	61,498,053
c) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	9,916,081	9,339,593
ii) Bonds and notes	492,616,248	419,855,672
iii) Other borrowings[1]	783,946,792	722,708,631

TOTAL BORROWINGS OUTSIDE INDIA	1,374,230,225	1,234,629,597

TOTAL BORROWINGS	2,203,776,561	2,112,520,026

1.	Includes borrowings guaranteed by Government of India for the equivalent of Rs. 5,132.2million (March 31, 2015: Rs. 13,336.4 million).

2.	Secured borrowings in I and II above amount to Rs. 169,644.9 million (March 31, 2015: Rs. 145,869.2 million) excluding borrowings under Collateralised Borrowing and Lending Obligation, market repurchase transactions with banks and financial institutions and transactions under Liquidity Adjustment Facility and Marginal Standing Facility.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

(Rs. in thousands)

		At
		March 31, 2016	March 31, 2015

I.	Bills payable	48,422,363	52,914,088
II.	Inter-office adjustments (net)	1,295,074	2,268,830
III	Interest accrued	35,086,739	43,756,791
IV	Sundry creditors	164,490,577	133,345,526
V	Provision for standard assets	29,178,492	25,507,118
VI	Others[1,2]	249,340,731	222,629,451

	TOTAL OTHER LIABILITIES AND PROVISIONS	527,813,976	480,421,804

1.	For the year ended March 31, 2016, includes Rs. 36,000.0 million towards collective contingency and related reserve.
2.	Includes:

a)	Proposed dividend amounting to Rs. 29,075.2 million (March 31, 2015: Rs. 28,988.1 million).
b)	Corporate dividend tax payable amounting to Rs. 3,786.8 million (March 31, 2015: Rs. 3,710.6 million).

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

(Rs. in thousands)

	At
	March 31, 2016	March 31, 2015
I. Cash in hand (including foreign currency notes)	67,477,373	68,586,251
II. Balances with Reserve Bank of India in current accounts	205,298,247	189,790,444

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	272,775,620	258,376,695

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

(Rs. in thousands)

	At
	March 31, 2016	March 31, 2015
I. In India
i) Balances with banks
a) in current accounts	1,905,925	3,375,768
b) in other deposit accounts	9,791,225	13,170,773
ii) Money at call and short notice
a) with banks	66,771,325	..
b) with other institutions	..	2,925,489

TOTAL	78,468,475	19,472,030

II. Outside India
i) in current accounts	134,753,654	147,922,798
ii) in other deposit accounts	69,838,416	26,968,517
iii) Money at call and short notice	94,523,537	23,631,657

TOTAL	299,115,607	198,522,972

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	377,584,082	217,995,002

SCHEDULE 8 - INVESTMENTS

(Rs. in thousands)

	At
	March 31, 2016	March 31, 2015

I. Investments in India (net of provisions)
i) Government securities	1,436,810,801	1,334,237,788
ii) Other approved securities	..	..
iii) Shares (includes equity and preference shares)[1]	78,470,821	70,833,737
iv) Debentures and bonds	205,599,336	235,166,133
v) Assets held to cover linked liabilities of life insurance business	752,957,948	747,775,359
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits)[2]	271,392,503	268,734,925

TOTAL INVESTMENTS IN INDIA	2,745,231,409	2,656,747,942

II. Investments outside India (net of provisions)
i) Government securities	61,032,012	52,301,686
ii) Others (equity shares, bonds and certificate of deposits)	54,177,451	34,058,481

TOTAL INVESTMENTS OUTSIDE INDIA	115,209,463	86,360,167

TOTAL INVESTMENTS	2,860,440,872	2,743,108,109

A. Investments in India
Gross value of investments[3]	2,760,752,923	2,662,884,603
Less: Aggregate of provision/depreciation/(appreciation)	15,521,514	6,136,661

Net investments	2,745,231,409	2,656,747,942

B. Investments outside India
Gross value of investments	117,260,970	87,689,018
Less: Aggregate of provision/depreciation/(appreciation)	2,051,507	1,328,851

Net investments	115,209,463	86,360,167

TOTAL INVESTMENTS	2,860,440,872	2,743,108,109

1.	Includes cost of investment in associates amounting to Rs. 3,696.1 million (March 31, 2015: Rs. 4,590.5 million).

2.	In accordance with RBI circular dated July 16, 2015, investment in Rural Infrastructure and Development Fund and other related deposits of Rs. 280,661.8 million (March 31, 2015: Rs. 284,508.2 million) has been re-classified to line item 'Rural Infrastructure and Development Fund' under Schedule 11 – Other Assets.

3.	Includes net appreciation amounting to Rs. 69,077.9 million (March 31, 2015: Rs. 140,769.2 million) on investments held to cover linked liabilities of life insurance business.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 9 - ADVANCES (net of provisions)

(Rs. in thousands)

	At
	March 31, 2016	March 31, 2015

A. i) Bills purchased and discounted	143,811,829	139,070,145
ii) Cash credits, overdrafts and loans repayable on demand	849,039,557	680,082,886
iii) Term loans	3,944,439,691	3,565,747,923

TOTAL ADVANCES	4,937,291,077	4,384,900,954

B. i) Secured by tangible assets (includes advances against book debts)	3,948,314,956	3,611,662,833
ii) Covered by bank/government guarantees	103,079,622	112,798,745
iii) Unsecured	885,896,499	660,439,376

TOTAL ADVANCES	4,937,291,077	4,384,900,954

C. I. Advances in India
i) Priority sector	924,348,694	762,092,862
ii) Public sector	44,329,101	35,374,080
iii) Banks	283,403	146,618
iv) Others	2,525,626,771	2,202,248,007

TOTAL ADVANCES IN INDIA	3,494,587,969	2,999,861,567

II. Advances outside India
i) Due from banks	18,204,673	12,899,084
ii) Due from others
a) Bills purchased and discounted	42,433,900	48,389,649
b) Syndicated and term loans	1,013,131,071	1,000,048,245
c) Others	368,933,464	323,702,409

TOTAL ADVANCES OUTSIDE INDIA	1,442,703,108	1,385,039,387

TOTAL ADVANCES	4,937,291,077	4,384,900,954

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 10 - FIXED ASSETS

 (Rs. in thousands)

	At
	March 31, 2016	March 31, 2015

I. Premises
At cost at March 31 of preceding year	51,764,728	47,929,434
Additions during the year[1]	29,609,849	4,464,603
Deductions during the year	(724,254)	(629,309)
Depreciation to date[2]	(13,358,550)	(12,257,917)

Net block[3]	67,291,773	39,506,811

II. Other fixed assets (including furniture and fixtures)
At cost at March 31 of preceding year	55,271,663	50,801,492
Additions during the year	7,510,219	7,518,817
Deductions during the year	(3,214,712)	(3,048,646)
Depreciation to date[4]	(42,138,931)	(38,392,681)

Net block	17,428,239	16,878,982

III. Assets given on Lease
At cost at March 31 of preceding year	17,299,544	17,299,544
Additions during the year	..	..
Deductions during the year	..	..
Depreciation to date, accumulated lease adjustment and provisions[5]	(14,884,909)	(14,973,248)

Net block	2,414,635	2,326,296

TOTAL FIXED ASSETS	87,134,646	58,712,089

1.	Includes Rs. 28,174.7 million added on revaluation carried out by the Bank on March 31, 2016.

2.	Includes depreciation charge amounting to Rs. 1,513.3 million (March 31, 2015: Rs. 1,558.5 million).
3.	Includes assets of Rs. 13.6 million of the Bank (March 31, 2015: Rs. 2.0 million) which are held for sale.
4.	Includes depreciation charge amounting to Rs. 6,725.6 million (March 31, 2015: Rs. 6,073.1 million).

5.	Includes depreciation charge/lease adjustment amounting to Rs. 192.2 million (March 31, 2015: Rs. 350.6 million).

SCHEDULE 11 – OTHER ASSETS

(Rs. in thousands)

	At
	March 31, 2016	March 31, 2015

I. Inter-office adjustments (net)	..	..
II. Interest accrued	77,457,994	71,772,042
III. Tax paid in advance/tax deducted at source (net)	35,319,277	37,594,663
IV. Stationery and stamps	1,710	2,230
V. Non-banking assets acquired in satisfaction of claims[1]	18,158,876	875,462
VI. Advance for capital assets	1,454,762	2,050,488
VII. Deposits	13,542,444	13,598,473
VIII. Deferred tax asset (net)	49,611,861	16,134,788
IX. Rural Infrastructure and Development Fund	280,661,817	284,508,152
X. Others[2]	176,126,939	171,162,556

TOTAL OTHER ASSETS	652,335,680	597,698,854

1.	Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.

2.	Includes goodwill on consolidation amounting to Rs. 1,257.0 million (March 31, 2015: Rs. 1,257.0 million).

SCHEDULE 12 - CONTINGENT LIABILITIES

(Rs. in thousands)

	At
	March 31, 2016	March 31, 2015

I. Claims against the Group not acknowledged as debts	41,298,568	45,940,699
II. Liability for partly paid investments	12,455	65,787
III. Liability on account of outstanding forward exchange contracts[1]	3,740,067,266	3,047,985,649
IV. Guarantees given on behalf of constituents
a) In India	750,021,991	755,773,834
b) Outside India	262,980,560	248,099,209
V. Acceptances, endorsements and other obligations	474,131,095	496,851,207
VI. Currency swaps[1]	468,883,265	534,295,396
VII. Interest rate swaps, currency options and interest rate futures[1]	5,385,604,359	5,021,951,604
VIII. Other items for which the Group is contingently liable	53,470,604	39,422,286

TOTAL CONTINGENT LIABILITES	11,176,470,163	10,190,385,671

1.	Represents notional amount.

SCHEDULE 13 - INTEREST EARNED

 (Rs. in thousands)

	Year ended
	March 31, 2016	March 31, 2015	March 31, 2014

I. Interest/discount on advances/bills	415,508,980	380,597,058	337,208,794
II. Income on investments[1]	143,244,729	137,799,376	131,021,723
III. Interest on balances with Reserve Bank of India and other inter-bank funds	3,039,556	3,661,576	4,276,997
IV. Others [1,2,3]	31,143,792	27,581,951	22,284,962

TOTAL INTEREST EARNED	592,937,057	549,639,961	494,792,476

1.	Interest on Rural Infrastructure and Development Fund and other related deposits (RIDF) of Rs. 16,618.9 million (March 31, 2015: Rs. 13,518.0 million, March 31, 2014: Rs. 11,426.6 million) has been re-classified from line item 'income on investments' to 'Others' consequent to re-classification of RIDF investments from Schedule 8 – Investments to Schedule 11 - Other assets.

2.	Includes interest on income tax refunds amounting to Rs. 3,274.4 million (March 31, 2015: Rs. 2,753.5 million, March 31, 2014: Rs. 1991.6 million).
3.	Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 14 - OTHER INCOME

(Rs. in thousands)

	Year ended
	March 31, 2016	March 31, 2015	March 31, 2014

I. Commission, exchange and brokerage	87,696,973	83,938,513	73,240,952
II. Profit/(loss) on sale of investments (net)[1]	46,675,463	24,787,803	7,534,232
III. Profit/(loss) on revaluation of investments (net)	(4,248,050)	(167,456)	3,637,251
IV. Profit/(loss) on sale of land, buildings and other assets (net)[2]	264,335	33,994	1,352,001
V. Profit/(loss) on exchange /derivative transactions (net)[3]	23,794,434	22,073,402	20,206,580
VI. Premium and other operating income from insurance business	263,839,764	220,771,454	193,319,150
VII. Miscellaneous income (including lease income)[4]	2,998,484	1,084,647	1,555,906

TOTAL OTHER INCOME	421,021,403	352,522,357	300,846,072

1.	Includes profit on sale of part of equity investment in ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited.

2.	Includes profit/(loss) on sale of assets given on lease.

3.	Includes exchange profit/(loss) on repatriation of retained earnings/capital from overseas branches/subsidiaries.

4.	Includes share of profit/(loss) from associates of Rs. 174.0 million (March 31, 2015: Rs. 198.3 million, March 31, 2014: Rs. 43.1 million).

SCHEDULE 15 - INTEREST EXPENDED

  (Rs. in thousands)

	Year ended
	March 31, 2016	March 31, 2015	March 31, 2014

I. Interest on deposits	219,989,769	207,723,125	184,190,198
II. Interest on Reserve Bank of India/inter-bank borrowings	15,587,314	16,935,155	25,068,313
III. Others (including interest on borrowings of erstwhile ICICI Limited)	104,387,663	98,523,258	87,847,608

TOTAL INTEREST EXPENDED	339,964,746	323,181,538	297,106,119

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 16 - OPERATING EXPENSES

  (Rs. in thousands)

	Year ended
	March 31, 2016	March 31, 2015	March 31, 2014

I. Payments to and provisions for employees	69,122,888	65,683,216	59,687,936
II. Rent, taxes and lighting	12,424,715	11,540,155	11,038,531
III. Printing and stationery	1,742,022	1,587,878	1,778,796
IV. Advertisement and publicity	7,199,746	5,281,639	5,874,819
V. Depreciation on property	8,238,922	7,631,612	6,875,673
VI. Depreciation (including lease equalization) on leased assets	192,206	350,597	316,981
VII. Directors' fees, allowances and expenses	62,939	59,228	48,938
VIII. Auditors' fees and expenses	230,227	222,336	210,218
IX. Law charges	1,127,613	1,272,588	1,229,598
X. Postages, courier, telephones, etc	4,028,285	3,744,913	3,690,741
XI. Repairs and maintenance	11,540,341	10,082,794	8,540,177
XII. Insurance	3,332,350	3,147,514	2,740,339
XIII. Direct marketing agency expenses	11,521,566	10,131,867	6,755,921
XIV. Claims and benefits paid pertaining to insurance business	53,973,461	41,274,246	44,708,877
XV. Other expenses pertaining to insurance business[1]	178,736,575	150,365,430	117,657,935
XVI. Other expenditure	44,421,759	37,851,106	35,508,105

TOTAL OPERATING EXPENSES	407,895,615	350,227,119	306,663,585

1.	Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).

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

Entities, in which the Bank holds, directly or indirectly, through subsidiaries and other consolidating entities, more than 50.00% of the voting rights or where it exercises control, over the composition of board of directors/governing body, are fully consolidated on a line-by-line basis in accordance with the provisions of AS 21 on ‘Consolidated Financial Statements’. Investments in entities where the Bank has the ability to exercise significant influence are accounted for under the equity method of accounting and the pro-rata share of their profit/(loss) is included in the consolidated profit and loss account. Assets, liabilities, income and expenditure of jointly controlled entities are consolidated using the proportionate consolidation method. Under this method, the Bank’s share of each of the assets, liabilities, income and expenses of the jointly controlled entity is reported in separate line items in the consolidated financial statements. The Bank does not consolidate entities where the significant influence/control is intended to be temporary or entities which operate under severe long-term restrictions that impair their ability to transfer funds to parent/investing entity. All significant inter-company accounts and transactions are eliminated on consolidation.

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority of India (IRDAI), National Housing Bank (NHB) from time to time, and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with paragraph 7 of the Companies (Accounts) Rules, 2014, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed in the respective accounting policy.

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

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	100.00%
4.	ICICI Securities Holdings Inc.	USA	Subsidiary	Holding company	100.00%
5.	ICICI Securities Inc.	USA	Subsidiary	Securities broking	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
12.	ICICI Prudential Pension Funds Management Company Limited[1]	India	Subsidiary	Pension fund management	100.00%
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	67.66%
14.	ICICI Lombard General Insurance Company Limited	India	Subsidiary	General insurance	63.82%
15.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management company	51.00%
16.	ICICI Prudential Trust Limited	India	Subsidiary	Trustee company	50.80%
17.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
18.	FINO PayTech Limited [2]	India	Associate	Support services for financial inclusion	27.05%
19.	I-Process Services (India) Private Limited[2]	India	Associate	Services related to back end operations	19.00%
20.	NIIT Institute of Finance Banking and Insurance Training Limited[2]	India	Associate	Education and training in banking and finance	18.79%
21.	ICICI Merchant Services Private Limited[2]	India	Associate	Merchant servicing	19.00%
22.	India Infradebt Limited[2]	India	Associate	Infrastructure finance	31.00%
23.	India Advantage Fund-III[2]	India	Associate	Venture capital fund	24.10%
24.	India Advantage Fund-IV2	India	Associate	Venture capital fund	47.14%

1.	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

2.	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

3.	During the three months ended December 31, 2015, ICICI Equity Fund redeemed its units held by the Group and accordingly, ICICI Equity Fund has not been consolidated.

4.	During the three months ended March 31, 2016, the Group sold its equity shareholding in I-Ven Biotech Limited and accordingly, I-Ven Biotech Limited has not been consolidated.

Comm Trade Services Limited has not been consolidated under AS 21, since the investment is temporary in nature. Falcon Tyres Limited, in which the Bank holds 26.39% equity shares has not been accounted as per equity method under AS 23, since the investment is temporary in nature.

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

2.	Revenue recognition

a)	Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines. Further, the interest income on loan accounts where restructuring has been approved by the Bank under Strategic Debt Restructuring (SDR) scheme of RBI, is recognised upon realisation.

b)	Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period. Finance leases entered into prior to April 1, 2001 have been accounted for as per the Guidance Note on Accounting for Leases issued by the Institute of Chartered Accountants of India (ICAI). The finance leases entered post April 1, 2001 have been accounted for as per Accounting Standard 19 - Leases.

c)	Income on discounted instruments is recognised over the tenure of the instrument.

d)	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

e)	Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

f)	Project appraisal/structuring fee is accounted for on the completion of the agreed service.

g)	Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.

h)	Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.

i)	Fund management and portfolio management fees are recognised on an accrual basis.

j)	The annual/renewal fee on credit cards is amortised on a straight line basis over one year.

k)	All other fees are accounted for as and when they become due.

l)	The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

m)	Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

n)	Life insurance premium for non-linked policies is recognised as income when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders’ are considered as single premium and recognised as income when the associated units are created. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

o)	In the case of general insurance business, premium is recorded for the policy period at the commencement of risk and for instalment cases, it is recorded on instalment due dates. Premium earned is recognised as income over the period of the risk or the contract period based on 1/365 method, whichever is appropriate, on a gross basis, net of service tax. Any subsequent revision to premium is recognised over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Commission on re-insurance ceded is recognised as income in the period of ceding the risk. Profit commission under re-insurance treaties, wherever applicable, is recognised as income in the period of final determination of profits and combined with commission on reinsurance ceded.

p)	In case of life insurance business, reinsurance premium ceded is accounted in accordance with the terms of the relevant treaty with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

q)	In the case of general insurance business, insurance premium on ceding of the risk is recognised in the period in which the risk commences. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to re-insurance premium arising on cancellation of policies is recognised in the period in which they are cancelled. In case of life insurance business, reinsurance premium ceded is accounted in accordance with the terms and conditions of the relevant treaties with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

r)	In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses and maintenance costs exceed the reserve for unexpired risks and is computed at a company level. The expected claim cost is calculated and duly certified by the Appointed Actuary.

3.	Stock based compensation

The following entities within the group have granted stock options to their employees:

•	ICICI Bank Limited

•	ICICI Prudential Life Insurance Company Limited

•	ICICI Lombard General Insurance Company Limited

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

The interest rates used for valuing the liabilities are in the range of 4.92% to 5.53% per annum (previous year – 4.47% to 5.39% per annum).

Mortality rates used are based on the published “Indian Assured Lives Mortality (2006 – 2008) Ult.” mortality table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements but with an allowance for any expected worsening. Per policy renewal expenses for regular premium policies are assumed to inflate at 5.18% (previous year – 4.49%).

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

Actuarial valuation of the gratuity liability is determined by an actuary appointed by the Group. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

Superannuation fund and National Pension Scheme

The Bank contributes 15.00% of the total annual basic salary of certain employees to superannuation funds, a defined contribution plan, managed and administered by insurance companies. Further, the Bank contributes 10.00% of the total basic salary of certain employees to National Pension Scheme (NPS), a defined contribution plan, which is managed and administered by pension fund management companies. The Bank also gives an option to its employees allowing them to receive the amount in lieu of such contributions along with their monthly salary during their employment.

The amounts so contributed/paid by the Bank to the superannuation fund and NPS or to employee during the year are recognised in the profit and loss account.

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

Actuarial valuation for the interest rate guarantee on the provident fund balances is determined by an actuary appointed by the Group.

The actuarial gains or losses arising during the year are recognised in the profit and loss account.

The employees of the overseas branches of the Bank contribute a certain percentage of their salary and the overseas branches contribute an equal amount for eligible employees towards respective government schemes. The contribution by the overseas branches is recognised in profit and loss account at the time of contribution.

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

The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the ‘Available for Sale’ and ‘Held for Trading’ categories is as per the rates published by FIMMDA. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA.

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available or at Rs. 1, as per RBI guidelines.

Securities are valued scrip-wise. Depreciation/appreciation on securities other than those acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for. The depreciation on securities aquired by way of conversion of outstanding loan is fully provided for. Non-performing investments are identified based on the RBI guidelines.

Depreciation on equity shares acquired and held by the Bank under SDR scheme is provided over a period of four calendar quarters from the date of conversion of debt into equity in accordance with the RBI guidelines.

d)	Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

e)	The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund.

f)	Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method.

g)	Profit/loss on sale of investments in the ‘Held to Maturity’ category is recognised in the profit and loss account and profit is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit/loss on sale of investments in ‘Available for Sale’ and ‘Held for Trading’ categories is recognised in the profit and loss account.

h)	Market repurchase and reverse repurchase transactions, are accounted for as borrowing and lending transactions respectively in accordance with the extant RBI guidelines. The transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions.

i)	Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/sale of instruments) on debt instruments is treated as a revenue item.

j)	At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided for.

k)	The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

l)	The Bank undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked-to-market. The mark-to-market loss is charged to profit and loss account and gain, if any, is ignored as per RBI guidelines.

ii)	The Bank’s consolidating venture capital funds carry investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors’ equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty. Bonus shares and right entitlements are recorded when such benefits are known. Quoted investments are valued on the valuation date at the closing market price. Quoted investments that are not traded on the valuation date but are traded during the two months prior to the valuation date are valued at the latest known closing price. An appropriate discount is applied where the asset management company considers it necessary to reflect restrictions on disposal. Quoted investments not traded during the two months prior to the valuation date are treated as unquoted. Unquoted investments are valued at their estimated fair values by applying appropriate valuation methods. Where there is a decline, other than temporary in the carrying amounts of investments, the resultant reduction in the carrying amount is charged to the profit and loss account during the period in which such decline is identified.

iii)	The Bank’s primary dealership and securities broking subsidiaries classify the securities held with the intention of holding for short-term and trading as stock-in-trade which are valued at lower of cost or market value. The securities classified by primary dealership subsidiary as held-to-maturity, as permitted by RBI, are carried at amortised cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv)	The Bank’s housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on a constant yield basis. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments.

v)	The Bank’s overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in ‘Available for Sale’ category directly in their reserves. Further unrealised gain/loss on investment in ‘Held for Trading’ category is accounted directly in the profit and loss account. Investments in ‘Held to Maturity’ category are carried at amortised cost.

vi)	In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938 (amended by the Insurance Laws (Amendment) Act, 2015), the IRDA (Investment) Regulations, 2000, and various other circulars/notifications issued by the IRDAI in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a.	All debt securities and redeemable preference shares are considered as ‘Held to Maturity’ and accordingly stated at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/holding on a constant yield basis.

b.	Listed equity shares are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (or BSE, in case the investments are not listed on NSE).

c.	Mutual fund units are valued based on the previous day’s net asset value.

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

Insurance subsidiaries assess at each balance sheet date whether there is any indication that any investment may be impaired. If any such indication exists, the carrying value of such investment is reduced to its recoverable amount and the impairment loss is recognised in the revenue(s)/profit and loss account.

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 21.48% of the total investments at March 31, 2016.

14.	Provisions/write-offs on loans and other credit facilities

i)	Loans and other credit facilities of the Bank are accounted for in accordance with the extant RBI guidelines as given below:

a)	The Bank classifies its loans and investments, including at overseas branches and overdues arising from crystallised derivative contracts, into performing and NPAs in accordance with RBI guidelines. Loans and advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant RBI guidelines, are classified as NPAs to the extent of amount outstanding in the host country. Further, NPAs are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by RBI.

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant RBI guidelines. For loans and advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are NPAs as per the extant RBI guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under RBI regulations and host country regulations. Provisions on homogeneous retail loans and advances, subject to minimum provisioning requirements of RBI, are assessed at a borrower level, on the basis of the ageing of the loans in the non-performing category. In respect of loans classified as fraud, the entire amount, without considering the value of security, is provided for over a period of four quarters starting from the quarter in which fraud has been detected. In accounts where there has been delay in reporting the fraud to the RBI, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers, wilful defaulters and NPAs covered under distressed assets framework of RBI, the Bank makes accelerated provisions as per extant RBI guidelines.

The Bank holds specific provisions against non-performing loans and advances, and against certain performing loans and advances in accordance with RBI directions. The Bank also holds provisions on loans under SDR scheme of RBI. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

b)	Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

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

c)	Amounts recovered against debts written-off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

d)	The Bank maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provision on exposures to step-down subsidiaries of Indian companies and floating provision taken over from erstwhile Bank of Rajasthan upon amalgamation. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and RBI requirement.

e)	In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

ii)	In the case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified as per the NHB guidelines into performing and non-performing assets. Further, NPAs are classified into sub-standard, doubtful and loss assets based on criteria stipulated by NHB. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

iii)	In the case of the Bank’s overseas banking subsidiaries, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 10.22% of the total loans at March 31, 2016.

15.	Transfer and servicing of assets

The Bank transfers commercial and consumer loans through securitisation transactions. The transferred loans are de-recognised and gains/losses are accounted for, only if the Bank surrenders the rights to benefits specified in the underlying securitised loan contract. Recourse and servicing obligations are accounted for net of provisions.

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

In case of the Bank, items costing up to Rs. 5,000/- are depreciated fully over a period of 12 months from the date of purchase. Further, profit on sale of premises by the Bank is appropriated to capital reserve, net of transfer to statutory reserve and taxes, in accordance with RBI guidelines.

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

Basic and diluted earnings per equity share are computed in accordance with AS 20–Earnings per share. Basic earnings per equity share is computed by dividing net profit after tax by the weighted average number of equity shares outstanding during the year. The diluted earnings per equity share is computed using the weighted average number of equity shares and weighted average number of dilutive potential equity shares outstanding during the year.

The following table sets forth, for the periods indicated, the computation of earnings per share.

Rupees in million, except per share data

	Year ended March 31, 2016	Year ended March 31, 2015
Basic
Weighted average no. of equity shares outstanding	5,807,339,489	5,785,726,485
Net profit	101,799.6	122,468.7
Basic earnings per share (Rs.)	17.53	21.17
Diluted
Weighted average no. of equity shares outstanding	5,840,224,893	5,842,092,456
Net profit	101,703.1	122,340.2
Diluted earnings per share (Rs.)	17.41	20.94
Nominal value per share (Rs.)	2.00	2.00

The dilutive impact is due to options granted to employees by the Group.

2.	Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and their relatives.

Associates/other related entities

FINO PayTech Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth, ICICI Merchant Services Private Limited, India Infradebt Limited, India Advantage Fund-III, India Advantage Fund-IV, Catalyst Management Services Private Limited and Akzo Nobel India Limited.

India Advantage Fund-IV has been identified as a related party during the three months ended September 30, 2014.

Key management personnel

Ms. Chanda Kochhar, Mr. N. S. Kannan, Ms. Vishakha Mulye1, Mr. K. Ramkumar, Mr. Rajiv Sabharwal.

1. Identified as related party from the three months ended March 31, 2016.

Relatives of key management personnel

Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kaji, Mr. Mahesh Advani, Ms. Rangarajan Kumudalakshmi, Ms. Aditi Kannan, Ms. Sudha Narayanan, Mr. Raghunathan Narayanan, Mr. Rangarajan Narayanan, Mr. Vivek Mulye1, Ms. Vriddhi Mulye1, Mr. Gauresh Palekar1, Ms. Shalaka Gadekar1, Ms. Jaya Ramkumar, Mr. R. Shyam, Ms. R. Suchithra, Mr. K. Jayakumar, Mr. R. Krishnaswamy, Ms. J. Krishnaswamy, Ms. Pushpa Muralidharan, Ms. Malathi Vinod, Ms. Sangeeta Sabharwal, Mr. Kartik Sabharwal, Mr. Arnav Sabharwal and Mr. Sanjiv Sabharwal.

1. Identified as related parties from the three months ended March 31, 2016.

The following were the significant transactions between the Group and its related parties for the year ended March 31, 2016. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

Insurance services

During the year ended March 31, 2016, the Group received insurance premiums from associates/other related entities amounting to Rs. 42.1 million (March 31, 2015: Rs. 34.4 million), from key management personnel of the Bank amounting to Rs. 3.3 million (March 31, 2015: Rs. 1.3 million) and from relatives of key management personnel amounting to Rs. 2.0 million (March 31, 2015: Rs. 1.3 million). The material transactions for the year ended March 31, 2016 were with ICICI Foundation for Inclusive Growth amounting to Rs. 22.5 million (March 31, 2015: Rs. 16.0 million) and with FINO PayTech Limited amounting to Rs. 13.3 million (March 31, 2015: Rs. 12.1 million).

During the year ended March 31, 2016, the Group paid insurance claims to associates/other related entities amounting to Rs. 22.1 million (March 31, 2015: Rs. 0.3 million) and to relatives of key management personnel of the Bank amounting to Nil (March 31, 2015: Rs. 0.6 million). The material transactions for the year ended March 31, 2016 were with FINO PayTech Limited amounting to Rs. 12.7 million (March 31, 2015: Nil), Akzo Nobel India Limited amounting to Rs. 9.2 million (March 31, 2015: Nil) and with I-Process Services (India) Private Limited amounting to Rs. 0.2 million (March 31, 2015: Rs. 0.3 million).

Fees, commission and other income

During the year ended March 31, 2016, the Group received fees from its associates/other related entities amounting to Rs. 21.1 million (March 31, 2015: Rs. 30.7 million), from key management personnel of the Bank amounting to Rs. 0.3 million (March 31, 2015: Rs. 1.7 million) and from relatives of key management personnel amounting to Rs. 0.1 million (March 31, 2015: Rs. 0.01 million). The material transactions for the year ended March 31, 2016 were with India Infradebt Limited amounting to Rs. 17.2 million (March 31, 2015: Rs. 9.2 million), ICICI Merchant Services Private Limited amounting to Rs. 3.4 million (March 31, 2015: Rs. 5.5 million) and with India Advantage Fund - IV amounting to Rs. 0.01 million (March 31, 2015: Rs. 12.5 million).

1. Insignificant amount.

Lease of premises, common corporate and facilities expenses

During the year ended March 31, 2016, the Group recovered from its associates/other related entities an amount of Rs. 87.1 million (March 31, 2015: Rs. 80.4 million) for lease of premises, common corporate and facilities expenses. The material transactions for the year ended March 31, 2016 were with ICICI

Foundation for Inclusive Growth amounting to Rs. 57.1 million (March 31, 2015: Rs. 52.0 million) and with FINO PayTech Limited amounting to Rs. 23.2 million (March 31, 2015: Rs. 22.9 million).

Secondment of employees

During the year ended March 31, 2016, the Group recovered for deputation of employees from its associates/other related entities an amount of Rs. 10.7 million (March 31, 2015: Rs. 19.2 million). The material transactions for the year ended March 31, 2016 were with I-Process Services (India) Private Limited amounting to Rs. 7.5 million (March 31, 2015: Rs. 7.1 million) and with ICICI Foundation for Inclusive Growth amounting to Rs. 3.2 million (March 31, 2015: Rs. 12.1 million).

Brokerage, fees and other expenses

During the year ended March 31, 2016, the Group paid brokerage/fees and other expenses to its associates/other related entities amounting to Rs. 5,338.7 million (March 31, 2015: Rs. 4,876.1 million). The material transactions for the year ended March 31, 2016 were with I-Process Services (India) Private Limited amounting to Rs. 2,915.9 million (March 31, 2015: Rs. 2,397.7 million) and with ICICI Merchant Services Private Limited amounting to Rs. 2,341.3 million (March 31, 2015: Rs. 2,216.0 million).

Purchase of investments

During the year ended March 31, 2016, the Group invested in the units of India Advantage Fund-IV amounting to Nil (March 31, 2015: Rs. 1,970.4) and in the units of India Advantage Fund-III amounting to Nil (March 31, 2015: Rs. 1,163.5 million).

During the year ended March 31, 2016, the Group invested in the non-convertible debentures (NCDs) issued by India Infradebt Limited amounting to Rs. 4,242.0 million (March 31, 2015: Rs. 800.0 million). During the year ended March 31, 2016, ICICI Securities Primary Dealership Limited invested Rs. 3,642.0 million (March 31, 2015: Rs. 550.0 million) and ICICI Prudential Life Insurance Company Limited invested Rs. 600.0 million (March 31, 2015: Rs. 250.0 million).

Redemption/buyback of investments

During the year ended March 31, 2016, the Group received Rs. 453.6 million (March 31, 2015: Rs. 280.9 million) from India Advantage Fund-III and Rs. 445.8 million (March 31, 2015: Rs. 101.8 million) from India Advantage Fund-IV on account of redemption of units and distribution of gain/loss on units.

Income on custodial services

During the year ended March 31, 2016, the Group received custodial charges from its associates/other related entities amounting to Rs. 1.5 million (March 31, 2015: Rs. 1.1 million). The material transactions for the year ended March 31, 2016 were with India Advantage Fund - III amounting to Rs. 0.8 million (March 31, 2015: Rs. 0.7 million) and with India Advantage Fund - IV amounting to Rs. 0.6 million (March 31, 2015: Rs. 0.4 million).

Interest expenses

During the year ended March 31, 2016, the Group paid interest to its associates/other related entities amounting to Rs. 97.6 million (March 31, 2015: Rs. 235.3 million), to its key management personnel amounting to Rs. 3.8 million (March 31, 2015: Rs. 6.2 million) and to relatives of key management personnel amounting to Rs. 3.3 million (March 31, 2015: Rs. 2.3 million). The material transaction for the year ended March 31, 2016 was with India Infradebt Limited amounting to Rs. 88.0 million (March 31, 2015: Rs. 232.0 million).

Interest income

During the year ended March 31, 2016, the Group received interest from its associates/other related entities amounting to Rs. 118.5 million (March 31, 2015: Rs. 71.3 million), from its key management personnel of the Bank amounting to Rs. 1.6 million (March 31, 2015: Rs. 1.0 million) and from relatives of key management personnel amounting to Rs. 0.8 million (March 31, 2015: Rs. 1.5 million). The material transactions for the year ended March 31, 2016 were with India Infradebt Limited amounting to Rs. 70.2 million (March 31, 2015: Rs. 23.1 million) and with ICICI Merchant Services Private Limited amounting to Rs. 48.1 million (March 31, 2015: Rs. 48.0 million).

Dividend paid

During the year ended March 31, 2016, the Bank paid dividend to its key management personnel amounting to Rs. 13.8 million (March 31, 2015: Rs. 10.0 million) and to relatives of key management personnel amounting to Rs. 0.01 million (March 31, 2015: Rs. 0.01 million). The dividend paid during the year ended March 31, 2016 to Ms. Chanda Kochhar was Rs. 11.1 million (March 31, 2015: Rs. 7.9 million), to Mr. N. S. Kannan was Rs. 2.1 million (March 31, 2015: Rs. 1.1 million), and to Mr. Rajiv Sabharwal was Rs. 0.6 million (March 31, 2015: Rs. 1.0 million).

1. Insignificant amount.

Remuneration to whole-time directors

Remuneration paid to the whole-time directors of the Bank, excluding the perquisite value on account of employee stock options exercised, during the year ended March 31, 2016 was Rs. 219.0 million (March 31, 2015: Rs. 164.5 million).The remuneration paid for the year ended March 31, 2016 to Ms. Chanda Kochhar was Rs. 68.8 million (March 31, 2015: Rs. 53.5 million), to Mr. N. S. Kannan was Rs. 47.2 million (March 31, 2015: Rs. 37.4 million), to Ms. Vishakha Mulye1 Rs. 10.1 million (March 31, 2015: N.A.), to Mr. K. Ramkumar was Rs. 48.1 million (March 31, 2015: Rs. 38.6 million) and to Mr. Rajiv Sabharwal was Rs. 44.8 million (March 31, 2015: Rs. 35.0 million).

1. Identified as related party from the three months ended March 31, 2016.

Donation

During the year ended March 31, 2016, the Group has given donation to ICICI Foundation for Inclusive Growth amounting to Rs. 861.6 million (March 31, 2015: Rs. 707.3 million).

Related party balances

The following table sets forth, for the periods indicated, the balance payable to/receivable from its associates/other related entities:

Rs. in million

Items	At March 31, 2016	At March 31, 2015
Deposits with the Group	1,004.3	2,033.9
Advances	0.4	1.2
Investments of the Group in related parties	5,362.6	5,683.3
Payables	730.4	653.4
Receivables	37.5	69.1
Guarantees issued by the Group	0.5	0.0[1]
1.	Insignificant amount

The following table sets forth, for the periods indicated, the balance payable to/receivable from key management personnel:

Rs. in million, except number of shares

Items	At March 31, 2016	At March 31, 2015
Deposits	35.8	97.4
Advances	54.7	37.0
Investments	7.2	5.2
Employee Stock Options Outstanding (Numbers)	29,811,500	19,255,000

1.	During the year ended March 31, 2016, 723,500 employee stock options with exercise price of Rs. 75.3 million were exercised by the Key Management Personnel of the Bank (March 31, 2015: 3,170,000 with exercise price of Rs. 542.5 million).

The following table sets forth, for the periods indicated, the balance payable to/receivable from relatives of key management personnel:

Rs. in million

Items	At March 31, 2016	At March 31, 2015
Deposits	63.6	42.3
Advances	7.9	15.0

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from key management personnel:

Rs. in million

Items	Year ended March 31, 2016	Year ended March 31, 2015
Deposits	192.8	218.5
Advances	55.3	38.1
Investments[1]	7.2	5.2

1. Maximum balances are determined based on comparison of the total outstanding balances at each quarter end during the financial year.

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from relatives of key management personnel:

Rs. in million

Items	Year ended March 31, 2016	Year ended March 31, 2015
Deposits	93.7	42.3
Advances	15.0	18.2

3.	Employee Stock Option Scheme (ESOS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options. Under the stock option scheme, eligible employees are entitled to apply for equity shares. Options granted prior to March, 2014, except mentioned below, vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant. Options granted in April, 2009 vest in a graded manner over a five-year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September, 2011 vest in a graded manner over a five-years period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant. Options granted after March, 2014 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which will vest to the extent of 50% on April 30, 2017 and the balance on April 30, 2018. The options granted in September 2015 will vest to the extent of 50% on April 30, 2018 and 50% on April 30, 2019. However for the options granted in September 2015 if the participant’s employment terminates due to retirement (including pursuant to any early/voluntary retirement scheme), the whole of the unvested options would lapse. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. The exercise price of Bank’s options, except mentioned below, was the last closing price on the stock exchange which recorded highest trading volume, one day prior to the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

In February 2011, the Bank granted 15,175,000 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of Rs. 193.40. Of these options granted, 50% vested on April 30, 2014 and the balance 50% vested on April 30, 2015. The options can be exercised within 10 years from the date of grant or five years from the date of vesting, whichever is later. Based on intrinsic value of options, compensation cost of Rs. 0.8 million was recognised during the year ended March 31, 2016 (March 31, 2015: Rs. 16.4 million).

If the Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2016 would have been higher by Rs. 3,726.5 million and proforma profit after tax would have been Rs. 93.54 billion. On a proforma basis, the Bank’s basic and diluted earnings per share would have been Rs. 16.11 and Rs. 16.02 respectively. The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2016 are given below.

Risk-free interest rate	7.58% to 8.19%
Expected life	3.16 to 5.78 years
Expected volatility	30.67% to 32.77%
Expected dividend yield	1.62% to 2.11%

The weighted average fair value of options granted during the year ended March 31, 2016 was Rs. 100.50 (March 31, 2015: Rs. 90.09).

The following table sets forth, for the periods indicated, the summary of the status of the Bank’s stock option plan.

Rs.except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2016		Year ended March 31, 2015
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	148,433,700	205.02	140,521,765	183.74
Add: Granted during the year	64,904,500	289.28	32,375,500	259.96
Less: Lapsed during the year, net of re-issuance	4,189,850	260.67	1,382,765	235.40
Less: Exercised during the year	17,523,785	161.16	23,080,800	150.66
Outstanding at the end of the year	191,624,565	236.36	148,433,700	205.02
Options exercisable	89,788,515	198.08	75,938,800	180.80

The following table sets forth, the summary of stock options outstanding at March 31, 2016.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
60-99	2,556,700	86.96	3.03
100-199	60,755,715	180.24	3.65
200-299	96,037,150	251.67	7.85
300-399	32,275,000	308.26	9.08

The following table sets forth, the summary of stock options outstanding at March 31, 2015.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
60-99	4,771,000	80.81	2.41
100-199	74,346,685	177.35	4.41
200-299	69,291,015	243.22	8.06
300-399	25,000	321.17	9.59

The options were exercised regularly throughout the period and weighted average share price as per NSE price volume data during the year ended March 31, 2016 was Rs. 273.37 (March 31, 2015: Rs. 311.74).

ICICI Life:

ICICI Prudential Life Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2016 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options compensation cost for the year ended March 31, 2016 would have been higher by Nil (March 31, 2015: Rs. 22.2 million).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

Rs., except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2016		Year ended March 31, 2015
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	7,057,417	232.45	10,201,948	200.10
Add: Granted during the year	..	..	..	..
Less: Forfeited/lapsed during the year	559,175	329.58	588,000	324.93
Less : Exercised during the year	499,067	108.40	2,556,531	82.10
Outstanding at the end of the year	5,999,175	233.72	7,057,417	232.45
Options exercisable	5,999,175	233.72	7,057,417	232.45

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2016.

Range of exercise price (Rs. per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
30-99	1,006,225	64.91	2.9
100-299	2,445,850	130.00	4.1
300-400	2,547,100	400.00	2.1

ICICI General:

ICICI Lombard General Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2016 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options compensation cost for the year ended March 31, 2016 would have been higher by Nil (March 31, 2015: Rs. 4.5 million).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.

Rs., except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2016		Year ended March 31, 2015
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	8,121,462	109.32	9,844,494	105.39
Add: Granted during the year	..	..	..	..
Less: Forfeited/ lapsed during the year	200,200	148.9	254,516	116.10
Less : Exercised during the year	917,014	67.12	1,468,516	81.82
Outstanding at the end of the year	7,004,248	113.71	8,121,462	109.32
Options exercisable	7,004,248	113.71	8,121,462	109.32

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2016.

Range of exercise price (Rs. per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
35-99	3,251,898	57.23	3.50
100-200	3,752,350	162.66	3.03

If the Group had used the fair value of options based on the binomial tree model, the compensation cost for the year ended March 31, 2016 would have been higher by Rs. 3,585.0 million (March 31, 2015: Rs. 2,761.1 million) and the proforma consolidated profit after tax would have been Rs. 98.21 billion (March 31, 2015: Rs. 119.71 billion). On a proforma basis, the Group’s basic earnings per share would have been Rs. 16.91 (March 31, 2015: Rs. 20.69) and diluted earnings per share would have been Rs. 16.80 (March 31, 2015: Rs. 20.47).

4.	Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

Rs. in million

Particulars	At March 31, 2016	At March 31, 2015
At cost at March 31 of preceding year	15,735.1	13,525.0
Additions during the year	2,507.7	2,439.1
Deductions during the year	(439.6)	(229.0)
Depreciation to date	(13,615.4)	(11,876.8)
Net block	4,187.8	3,858.3

5.	Assets on lease

Assets taken under operating lease

The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.

Rs. in million

Particulars	At March 31, 2016	At March 31, 2015
Not later than one year	470.7	561.2
Later than one year and not later than five years	1,195.4	562.9
Later than five years	568.8	103.1
Total	2,234.9	1,227.2

The terms of renewal are those normally prevalent in similar agreements and there are no undue restrictions in the agreements.

6.	Preference shares

Certain government securities amounting to Rs. 3,189.8 million at March 31, 2016 (March 31, 2015: Rs. 3,088.6 million) have been earmarked against redemption of preference shares issued by the Bank, which fall due for redemption on April 20, 2018, as per the original terms of the issue.

7.	Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

Rs. in million

Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Provision for depreciation of investments	2,985.1	4,128.9
Provision towards non-performing and other assets	77,188.6	36,307.6
Provision towards income tax
- Current	67,365.4	56,758.0
- Deferred	(33,590.4)	(2,841.8)
Provision towards wealth tax	0.2	51.1
Collective contingency and related reserve	36,000.0	..
Other provisions and contingencies[1]	6,880.3	4,926.9
Total provisions and contingencies	156,829.2	99,330.7
1.	Includes general provision towards standard assets amounting to Rs. 3,175.6 million (March 31, 2015: Rs. 3,927.6 million).

The Group has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long term contracts. In accordance with the provisions of Accounting Standard - 29 on ‘Provisions, Contingent Liabilities and Contingent Assets’, the Group recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Group does not expect the outcome of these proceedings to have a materially adverse effect on its financial results. For insurance contracts booked in its life insurance subsidiary, reliance has been placed on the Appointed Actuary for actuarial valuation of “liabilities for policies in force”. The Appointed Actuary has confirmed that the assumptions used in valuation of liabilities for policies in force are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDA.

8.	Staff retirement benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

Rs. in million

Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Opening obligations	12,999.9	10,209.9
Service cost	251.0	217.8
Interest cost	1,034.7	943.5
Actuarial (gain)/loss	1,594.7	3,174.7
Liabilities extinguished on settlement	(1,554.0)	(1,381.1)
Benefits paid	(134.7)	(164.9)
Obligations at the end of year	14,191.6	12,999.9

Opening plan assets, at fair value	10,103.4	9,018.8
Expected return on plan asset	902.9	743.3
Actuarial gain/(loss)	(4.1)	104.7
Assets distributed on settlement	(1,726.7)	(1,534.6)
Contributions	4,050.8	1,936.1
Benefits paid	(134.7)	(164.9)
Closing plan assets, at fair value	13,191.6	10,103.4

Fair value of plan assets at the end of the year.	13,191.6	10,103.4
Present value of defined benefit obligations at the end of the year	(14,191.6)	(12,999.9)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on ‘employee benefits’)	..	..
Asset/(liability)	(1,000.0)	(2,896.5)

Cost for the year
Service cost	251.0	217.8
Interest cost	1,034.7	943.5
Expected return on plan assets	(902.9)	(743.3)
Actuarial (gain)/loss	1,598.8	3,070.0
Curtailments & settlements (gain)/loss	172.7	153.5
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	..	..
Net cost	2,154.3	3,641.5

Actual return on plan assets	898.8	848.1
Expected employer’s contribution next year	3,000.0	3,000.0

Investment details of plan assets
Insurer Managed Funds[1]	1.04%	84.51%
Government of India securities	48.64%	7.12%
Corporate Bonds	43.23%	8.12%
Equity securities in listed companies	2.48%	..
Others	4.61%	0.25%

Assumptions
Interest rate	7.95%	8.00%
Salary escalation rate:
On Basic Pay	1.50%	1.50%
On Dearness Relief	7.00%	7.00%
Estimated rate of return on plan assets	8.00%	8.00%
1.	For the year ended March 31, 2015, majority of the funds were invested in Government of India securities and corporate bonds.

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
Plan assets	13,191.6	10,103.4	9,018.8	9,526.8	9,379.5
Defined benefit obligations	(14,191.6)	(12,999.9)	(10,209.9)	(10,392.5)	(9,602.7)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..	..	..	..
Surplus/(deficit)	(1,000.0)	(2,896.5)	(1,191.1)	(865.7)	(223.2)
Experience adjustment on plan assets	(4.1)	104.7	(29.1)	102.3	51.7
Experience adjustment on plan liabilities	1,503.4	1,271.2	2,549.6	1,525.2	2,692.3

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

Rs. in million

Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Defined benefit obligation liability
Opening obligations	8,470.2	7,252.6
Add: Adjustment for exchange fluctuation on opening obligation	4.4	3.1
Adjusted opening obligations	8,474.6	7,255.7
Service cost	834.9	716.1
Interest cost	677.5	662.8
Actuarial (gain)/loss	221.0	643.5
Past service cost	..	..
Obligations transferred from/to other companies	8.7	(15.6)
Benefits paid	(826.9)	(792.3)
Obligations at the end of year	9,389.8	8,470.2

Opening plan assets, at fair value	7,862.7	6,744.3
Expected return on plan assets	597.1	518.6
Actuarial gain/(loss)	(398.1)	699.4
Contributions	1,118.1	708.3
Assets transfer from/to other companies	8.7	(15.6)
Benefits paid	(826.9)	(792.3)
Closing plan assets, at fair value	8,361.6	7,862.7

Fair value of plan assets at the end of the year	8,361.6	7,862.7
Present value of the defined benefit obligations at the end of the year	(9,389.8)	(8,470.2)
Unrecognised past service cost	..	..
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..
Asset/(liability)	(1,028.2)	(607.5)

Cost for the year
Service cost	834.9	716.1
Interest cost	677.5	662.8
Expected return on plan assets	(597.1)	(518.6)
Actuarial (gain)/loss	619.1	(55.9)
Past service cost	..	..
Losses/(gains) on "Acquisition/Divestiture"	..	..
Exchange fluctuation loss/(gain)	4.3	3.1
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	..	(0.1)
Net cost	1,538.7	807.4

Actual return on plan assets	199.0	1,218.0
Expected employer’s contribution next year	745.0	755.2

Investment details of plan assets
Insurer managed funds	23.19%	23.68%
Government of India securities	25.77%	33.67%
Corporate bonds	20.06%	15.35%
Special Deposit schemes	3.48%	3.70%
Equity	11.22%	10.71%
Others	16.28%	12.89%

Assumptions
Interest rate	7.50%-8.05%	7.80%-8.05%
Salary escalation rate	7.00%-10.00%	5.00%-10.00%
Estimated rate of return on plan assets	7.50%-8.50%	7.50%-8.50%

Estimated rate of return on plan assets is based on the expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013	Year ended March 31, 2012
Plan assets	8,361.6	7,862.7	6,744.3	6,394.9	5,724.3
Defined benefit obligations	(9,389.8)	(8,470.2)	(7,252.6)	(6,887.3)	(6,257.9)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..	(0.1)	(0.5)	..
Surplus/(deficit)	(1,028.2)	(607.5)	(508.4)	(492.9)	(533.6)
Experience adjustment on plan assets	(398.1)	699.4	(8.4)	51.0	23.1
Experience adjustment on plan liabilities	171.4	70.6	308.7	216.0	119.4

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

As there is no liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Group has not made any provision for the year ended March 31, 2016 (March 31, 2015: Nil).

Rs. in million

Particulars	Year ended March 31, 2016	Year ended March 31, 2015
Opening obligations	20,683.7	18,356.2
Service cost	1,044.9	1,046.1
Interest cost	1,614.4	1,615.3
Actuarial (gain) / loss	252.5	325.7
Employees contribution	2,150.8	2,058.2
Obligations transferred from/to other companies	68.1	71.6
Benefits paid	(2,604.9)	(2,789.4)
Obligations at end of the year	23,209.5	20,683.7

Opening plan assets	20,683.7	18,352.7
Expected return on plan assets	1,839.8	1,597.5
Actuarial gain / (loss)	27.1	347.0
Employer contributions	1,044.9	1,046.1
Employees contributions	2,150.8	2,058.2
Assets transfer from/to other companies	68.1	71.6
Benefits paid	(2,604.9)	(2,789.4)
Closing plan assets	23,209.5	20,683.7
Plan assets at the end of the year	23,209.5	20,683.7
Present value of the defined benefit obligations at the end of the year	(23,209.5)	(20,683.7)
Asset/(liability)	..	..

Cost for the year
Service cost	1,044.9	1,046.1
Interest cost	1,614.4	1,615.3
Expected return on plan assets	(1,839.8)	(1,597.5)
Actuarial (gain)/loss	225.4	(21.3)
Net cost	1,044.9	1,042.6

Actual return on plan assets	1,866.9	1,944.5
Expected employer's contribution next year	1,119.3	1,117.1

Investment details of plan assets
Government of India securities	42.48%	40.52%
Corporate Bonds	52.49%	53.06%
Special deposit scheme	2.35%	2.59%
Others	2.67%	3.83%

Assumptions
Discount rate	7.65%-7.95%	7.80%-7.95%
Expected rate of return on assets	8.22%-9.03%	8.12%-9.00%
Discount rate for the remaining term to maturity of investments	7.68%-7.95%	7.80%-7.97%
Average historic yield on the investment	8.14%-9.01%	8.19%-9.00%
Guaranteed rate of return	8.75%	8.75%

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
Plan assets	23,209.5	20,683.7	18,352.7	16,136.8
Defined benefit obligations	(23,209.5)	(20,683.7)	(18,356.2)	(16,136.8)
Amount not recognised as an asset (limit in para 59(b)) AS 15 on ‘employee benefits’)	..	..	..	..
Surplus/(deficit)	..	..	(3.5)	..
Experience adjustment on plan assets	27.1	347.0	(136.3)	17.3
Experience adjustment on plan liabilities	252.5	325.7	(9.9)	24.2

The Group has contributed Rs. 2,167.6 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2016 (March 31, 2015: Rs. 2,030.3 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

9.	Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2016 amounted to Rs. 33,775.0 million (March 31, 2015: Rs. 53,916.2 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all international transactions are at arm’s length so that the above legislation will not have material impact on the financial statements.

10.	Deferred tax

At March 31, 2016, the Group has recorded net deferred tax asset of Rs. 49,611.9 million (March 31, 2015: Rs. 16,134.8 million), which has been included in “other assets”.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

Rs. in million

Particulars	At March 31, 2016	At March 31, 2015
Deferred tax asset
Provision for bad and doubtful debts	70,339.8	39,199.1
Capital loss	..	50.5
Foreign currency translation reserve[1]	5,877.5	..
Others	6,232.7	4,463.4
Total deferred tax asset	82,450.0	43,713.0
Deferred tax liability
Special reserve deduction	26,632.2	22,057.3
Depreciation on fixed assets	5,329.4	5,359.9
Mark-to-market gains[1]	715.4	..
Others	161.1	161.0
Total deferred tax liability	32,838.1	27,578.2
Total net deferred tax asset/(liability)	49,611.9	16,134.8
1.	These items are considered in accordance with the requirements of Income Computation and Disclosure Standards.

2.	Deferred tax asset/(liability) pertaining to foreign branches/subsidiaries is included in respective categories.

11.	Information about business and geographical segments

A.	Business segments for the year ended March 31, 2016

The business segments of the Group have been presented as follows:

1.	Retail banking includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”.

2.	Wholesale banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail banking.

3.	Treasury includes the entire investment and derivative portfolio of the Bank, ICICI Equity Fund (upto September 30, 2015) and ICICI Strategic Investments Fund.

4.	Other banking includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia LLC (up to December 31, 2014).

5.	Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

6.	General insurance represents results of ICICI Lombard General Insurance Company Limited.

7.	Others includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, ICICI Kinfra Limited (upto September 30, 2014), I-Ven Biotech Limited (upto December 31, 2015) and ICICI Prudential Pension Funds Management Company Limited.

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

The results of reported segments for the year ended March 31, 2016 are not comparable with that of reported segments for the year ended March 31, 2015 to the extent new entities have been consolidated and entities that have been discontinued from consolidation.

The following table sets forth, the business segment results for the year ended March 31, 2016.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	391,878.0	328,923.5	483,414.5	39,343.1	231,798.6	66,995.2	46,484.7	(574,879.1)	1,013,958.5
2	Segment results	38,977.4	(12,454.3)	86,162.7	6,790.0	17,715.8	7,076.9	14,251.9	(15,476.3)	143,044.1
3	Unallocated expenses									..
4	Operating profit (2) – (3)									143,044.1
5	Income tax expenses (net)/(net deferred tax credit)									33,775.2
6	Net profit [1] (4) – (5)									109,268.9
	Other information
7	Segment assets	1,724,805.5	2,663,659.1	2,580,816.4	799,535.9	1,046,996.2	153,745.8	279,392.0	(146,320.0)	9,102,630.9
8	Unallocated assets[2]									84,931.1
9	Total assets (7) + (8)									9,187,562.0
10	Segment liabilities	3,133,932.7	1,197,853.2	2,764,452.7[3]	750,871.6[3]	1,048,622.5[3]	156,758.4[3]	281,390.9[3]	(146,320.0)[3]	9,187,562.0
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									9,187,562.0
13	Capital expenditure	6,474.5	937.0	11.2	166.9	539.4	464.5	351.8	..	8,945.3
14	Depreciation	5,718.9	1,016.3	14.9	327.1	455.4	565.4	349.6	(16.5)	8,431.1
1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net), deferred tax asset (net).

3.	Includes share capital and reserves and surplus.

The following table sets forth, the business segment results for the year ended March 31, 2015.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	329,911.8	335,025.1	439,668.1	38,097.1	191,367.3	58,804.9	44,731.1	(535,443.1)	902,162.3
2	Segment results	27,242.8	62,240.7	64,687.0	6,672.2	16,343.2	6,907.2	14,634.7	(15,337.5)	183,390.3
3	Unallocated expenses									..
4	Operating profit (2) – (3)									183,390.3
5	Income tax expenses (net)/(net deferred tax credit)									53,967.3
6	Net profit [1] (4) – (5)									129,423.0
	Other information
7	Segment assets	1,297,275.5	2,612,211.8	2,379,582.6	675,480.1	1,011,969.1	133,360.9	253,632.5	(156,450.2)	8,207,062.3
8	Unallocated assets[2]									53,729.4
9	Total assets (7) + (8)									8,260,791.7
10	Segment liabilities	2,661,620.1	1,038,243.2	2,656,404.7[3]	655,289.4[3]	1,013,545.8[3]	136,564.2[3]	255,574.5[3]	(156,450.2)[3]	8,260,791.7
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									8,260,791.7
13	Capital expenditure	6,109.1	1,110.3	16.4	146.8	2,230.0	2,014.1	356.7	..	11,983.4
14	Depreciation	5,111.4	1,073.5	12.8	519.5	396.1	536.7	348.6	(16.4)	7,982.2
1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net), deferred tax asset (net).

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

B.	Geographical segments

The Group has reported its operations under the following geographical segments.

1.	Domestic operations comprise branches and subsidiaries/joint ventures in India.

2.	Foreign operations comprise branches and subsidiaries/joint ventures outside India and offshore banking unit in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

Rs. in million

Revenue	Year ended March 31, 2016	Year ended March 31, 2015
Domestic operations	932,781.3	826,474.0
Foreign operations	81,177.2	75,688.3
Total	1,013,958.5	902,162.3

Rs. in million

Assets	At March 31, 2016	At March 31, 2015
Domestic operations	7,321,480.0	6,504,549.2
Foreign operations	1,781,150.9	1,702,513.1
Total	9,102,630.9	8,207,062.3

Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

Rs. in million

	Capital expenditure incurred during the		Depreciation provided during the
	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2016	Year ended March 31, 2015
Domestic operations	8,687.2	11,804.5	8,270.7	7,803.8
Foreign operations	258.1	178.9	160.4	178.4
Total	8,945.3	11,983.4	8,431.1	7,982.2

12.	Penalties/fines imposed by banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2016 was Nil (March 31, 2015: Rs. 10.4 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

13.	Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2016 (Pursuant to Schedule III of the Companies Act, 2013)

Rs. in million

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	95.4%	897,355.9	95.5%	97,262.9

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.9%	8,668.6	1.9%	1,954.7
ICICI Securities Limited	0.4%	3,942.3	2.3%	2,357.4
ICICI Home Finance Company Limited	1.6%	15,292.1	1.8%	1,798.5
ICICI Trusteeship Services Limited	0.0%	5.3	0.0%	0.5
ICICI Investment Management Company Limited	0.0%	115.5	(0.0%)	(18.5)
ICICI Venture Funds Management Company Limited	0.2%	1,975.6	(0.2%)	(212.3)
ICICI Prudential Life Insurance Company Limited	5.9%	55,116.6	16.2%	16,504.6
ICICI Lombard General Insurance Company Limited	3.7%	34,846.6	5.0%	5,074.5
ICICI Prudential Trust Limited	0.0%	12.8	0.0%	0.3
ICICI Prudential Asset Management Company Limited	0.7%	6,372.5	3.2%	3,256.9
ICICI Prudential Pension Funds Management Company Limited	0.0%	255.6	(0.0%)	(3.2)
Foreign
ICICI Bank UK PLC	3.8%	36,143.9	0.0%	35.5
ICICI Bank Canada	4.0%	37,789.8	1.1%	1,120.5
ICICI International Limited	0.0%	93.7	(0.0%)	(4.8)
ICICI Securities Holdings Inc.	0.0%	127.7	(0.5%)	(477.5)
ICICI Securities Inc.	0.0%	128.9	0.0%	28.3

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.1%	482.0	(0.1%)	(108.7)
Foreign
NIL

Minority interests	(3.6%)	(33,556.4)	(7.3%)	(7,469.3)

Associates
Indian
Fino Pay Tech Limited	..	..	0.0%	13.7
I-Process Services (India) Private Limited	..	..	(0.0%)	(4.4)
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	0.0%	12.2
ICICI Merchant Services Private Limited	..	..	..	..
India Infradebt Limited	..	..	0.1%	90.6
India Advantage Fund III	..	..	0.1%	79.5
India Advantage Fund IV	..	..	(0.0%)	(17.6)
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

Inter-company adjustments	(13.1%)	(124,061.9)	(19.1%)	(19,474.7)

TOTAL	100.0%	941,107.1	100.0%	101,799.6

1. Total assets minus total liabilities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

14.	Sale of equity shareholding in insurance subsidiaries

Pursuant to approval by the Board of Directors of the Bank on November 16, 2015, the Bank sold equity shares representing 6% shareholding in ICICI Prudential Life Insurance Company Limited and 9% shareholding in ICICI Lombard General Insurance Company Limited during the year ended March 31, 2016 for a total consideration of Rs. 19,500.0 million and Rs. 15,502.5 million respectively.

15.	Provision on Funded Interest Term Loan

In 2008, RBI issued guidelines on debt restructuring, which also covered the treatment of funded interest in cases of debt restructuring, that is, instances where interest for a certain period is funded by a Funded Interest Term Loan (FITL) which is then repaid based on a contracted maturity schedule. In line with these guidelines, the Bank had been providing fully for any interest income which is funded through a FITL for cases restructured subsequent to the issuance of the guideline. However, during the year ended March 31, 2015, RBI required similar treatment of outstanding FITL pertaining to cases restructured prior to the 2008 guidelines which were not yet been repaid. In view of the above, and since this item relates to prior years, the Bank with the approval of the RBI debited its reserves by Rs. 9,291.6 million to fully provide outstanding FITLs pertaining to restructurings prior to the issuance of the guideline in the quarter ended March 31, 2015 as against over three quarters permitted by RBI.

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

Unrealized investment reserve: Represents unrealized gains/losses on investments of consolidated venture capital funds.

Reserve fund: Represents appropriation made to reserve fund in accordance with regulations applicable to Sri Lanka branch.

Investment reserve account: Represents provision for depreciation on available for sale and held for trading securities in excess of required amount which is credited to profit and loss account and appropriated to this reserve, net of tax and transfer to statutory reserve.

Revaluation reserve: Represents reserves on revaluation of premises carried out by the Bank.

2.	Deposits

Deposits include demand deposits, which are non-interest bearing, and savings and time deposits, which are interest bearing.

The following table sets forth the residual contractual maturities of time deposits at March 31, 2016.

Rupees in million

Deposits maturing during the year ending March 31,
2017	1,972,451.7
2018	277,687.3
2019	109,924.0
2020	47,172.2
2021	33,961.4
Thereafter	21,637.1

Total time deposits	2,462,833.7

At March 31, 2016, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 1,354,018.4 million (March 31, 2015: Rs. 1,141,801.8 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

3.	Long-term debt

Long-term debt represents debt with an original contractual maturity of greater than one year. Maturity distribution is based on contractual maturity or the date at which the debt is callable at the option of the holder, whichever is earlier. A portion of the long-term debt bears a fixed rate of interest. Interest rates on floating-rate debt are generally linked to London Inter-Bank Offer Rate (‘LIBOR’) or similar money market rates. The segregation between fixed-rate and floating-rate obligations is based on the contractual terms.

The following table sets forth a listing of long-term debt at March 31, 2016, by maturity and interest rate profile.

Rupees in million

	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ending March 31,
2017	218,115.3	82,184.0	300,299.3
2018	171,214.8	123,331.0	294,545.8
2019	57,160.4	66,820.9	123,981.3
2020	204,467.2	51,765.9	256,233.1
2021	192,233.2	31,363.8	223,597.0
Thereafter	379,705.6	21,865.4	401,571.0
Total	1,222,896.5	377,331.0	1,600,227.5
Less: Unamortized debt issue costs			(769.7)
Total			1,599,457.8

Debt aggregating Rs. 5,132.2 million (March 31, 2015: Rs. 13,336.4 million) is guaranteed by the Government of India (GOI). Long-term debt is denominated in various currencies. At March 31, 2016, long-term debt comprises Indian rupee debt of Rs. 545,969.8 million (March 31, 2015: Rs. 510,273.5 million) and foreign currency debt of Rs. 1,053,488.0 million (March 31, 2015: Rs. 906,020.7 million).

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.

Rupees in million

	At March 31, 2016
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors .	424,402.3	9.4%	6.5% to 14.2%	5.4
Refinance from financial institutions	96,030.3	8.1%	7.9% to 9.0%	1.9
Borrowings from other banks	19,473.5	9.6%	9.3% to 10.4%	2.1
Fixed deposits	2,563.7	9.0%	8.0% to 10.0%	1.4
Preference shares	3,500.0	0.001%	0.001%	2.1
Total	545,969.8	9.1%		4.6

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

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.

Rupees in million

	At March 31, 2016
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	588,163.5	4.6%	1.0% - 7.3%	3.7
Other borrowings	465,324.5	1.8%	0.2% to 3.7%	2.3
Total	1,053,488.0	3.3%		3.1

Rupees in million

	At March 31, 2015
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	505,833.5	4.9%	1.0% to 7.3%	3.2
Other borrowings	400,187.2	2.0%	0.2% to 6.8%	3.8
Total	906,020.7	3.6%		3.5

See note on “Schedule 18B- Additional note- Selected information from Indian GAAP financials” for assets pledged as securities for borrowings.

4.	Cash and cash equivalents

Deposits with the Reserve Bank of India include Rs. 200,606.3 million (March 31, 2015: Rs. 189,751.6 million) maintained in accordance with the guidelines governing minimum cash reserve requirements at March 31, 2016. The balances maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

Deposits with other banks include Rs. 16,920.4 million (March 31, 2015: Rs. 17,986.8 million) towards deposits, which have maturities greater than 90 days.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

5.	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.

Rupees in million

	At March 31, 2016				At March 31, 2015
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value

Held to maturity
Corporate debt securities	113,815.6	2,140.0	(102.5)	115,853.1	102,147.5	5,142.1	(49.4)	107,240.2
Government securities	1,088,019.9	15,255.3	(3,619.5)	1,099,655.7	1,039,722.2	20,829.6	(5,836.3)	1,054,715.5
Other debt securities	19,229.6	16.7	(0.7)	19,245.6	15,806.9	16.2	(0.0)	15,823.1
Total debt securities	1,221,065.1	17,412.0	(3,722.7)	1,234,754.4	1,157,676.6	25,987.9	(5,885.7)	1,177,778.8
Equity securities	563.8	..	..	563.8	563.8	..	..	563.8
Other securities	4,387.8	988.2	(139.3)	5,236.7	4,939.0	495.6	(94.5)	5,340.1
Total	1,226,016.7	18,400.2	(3,862.0)	1,240,554.9	1,163,179.4	26,483.5	(5,980.2)	1,183,682.7

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale:

Rupees in million

	At March 31, 2016				At March 31, 2015
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available for sale
Corporate debt securities	118,778.3	2,200.6	(1,101.7)	119,877.2	130,904.3	1,882.1	(384.8)	132,401.6
Government securities	246,801.2	611.3	(23.2)	247,389.3	207,816.7	790.1	(187.0)	208,419.8
Other debt securities	110,433.7	1,436.2	(662.0)	111,207.9	126,775.6	3,765.5	(493.5)	130,047.6
Total debt securities	476,013.2	4,248.1	(1,786.9)	478,474.4	465,496.6	6,437.7	(1,065.3)	470,869.0
Equity securities	63,841.0	21,587.4	(10,860.0)	74,568.4	46,898.3	23,767.2	(8,651.5)	62,014.0
Other securities	23,673.7	2,690.8	(408.7)	25,955.8	24,461.6	3,636.8	(5,492.9)	22,605.5
Total	563,527.9	28,526.3	(13,055.6)	578,998.6	536,856.5	33,841.7	(15,209.7)	555,488.5

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.

Rupees in million

	Year ended March 31,
	2016	2015	2014

Interest	30,766.1	31,219.3	35,837.2
Dividend	1,179.8	1,024.8	1,392.6
Total	31,945.9	32,244.1	37,229.8

Gross realized gain	8,412.9	13,394.5	8,031.0
Gross realized loss	(4,028.0)	(1,609.1)	(2,680.2)
Total	4,384.9	11,785.4	5,350.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.

Rupees in million

	Year ended March 31,
	2016	2015	2014

Interest and dividend	17,756.4	18,268.4	15,849.2
Realized gain/(loss) on sale of trading portfolio	1,412.4	6,931.4	1,804.4
Unrealized gain/(loss) on trading portfolio	394.4	(230.6)	106.9
Total	19,563.2	24,969.2	17,760.5

Maturity profile of debt securities

The following table sets forth, a listing of each category of held to maturity debt securities at March 31, 2016, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	8,879.7	8,929.4
One to five years	36,900.0	37,391.3
Five to ten years	56,787.5	57,671.3
Greater than ten years	11,248.4	11,861.1

Total corporate debt securities	113,815.6	115,853.1
Government securities
Less than one year	42.6	42.9
One to five years	281,596.0	284,629.2
Five to ten years	568,016.9	574,463.3
Greater than ten years	238,364.4	240,520.3

Total government securities	1,088,019.9	1,099,655.7
Other debt securities
Less than one year	18,302.8	18,318.8
One to five years	926.8	926.8
Five to ten years	..	..
Greater than ten years	..	..
Total other debt securities	19,229.6	19,245.6
Total debt securities classified as held to maturity	1,221,065.1	1,234,754.4

The following table sets forth, a listing of each category of available for sale debt securities at March 31, 2016, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	23,110.4	23,660.8
One to five years	57,973.7	58,551.5
Five to ten years	30,043.3	29,678.2
Greater than ten years	7,650.9	7,986.7

Total corporate debt securities	118,778.3	119,877.2
Government securities
Less than one year	134,703.0	134,968.6
One to five years	105,645.3	105,937.1
Five to ten years	6,387.9	6,418.0
Greater than ten years	65.0	65.6

Total Government securities	246,801.2	247,389.3

Other debt securities
Less than one year	66,522.0	67,547.9
One to five years	41,658.3	41,555.0
Five to ten years	735.6	877.3
Greater than ten years	1,517.8	1,227.7
Total other debt securities	110,433.7	111,207.9
Total debt securities classified as available for sale	476,013.2	478,474.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

6.	Repurchase transactions

The Group has undertaken repurchase and reverse repurchase transactions of Government securities during the year. These transactions are generally of a very short tenure and are undertaken with the Reserve Bank of India, banks and other financial institutions as counterparties.

At March 31, 2016, outstanding borrowings under repurchase transactions including Liquidity Adjustment Facility offered by Reserve Bank of India amounted to Rs. 156,387.7 million (March 31, 2015: Rs. 251,681.1 million) and the outstanding lending under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 32,500.0 million (March 31, 2015: Rs. 685.3 million).

During fiscal 2016, average borrowings under repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 177,743.2 million (March 31, 2015: Rs. 158,296.3 million) and average lending under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 18,446.4 million (March 31, 2015: Rs. 14,483.2 million).

7.	Loans

The following table sets forth, for the periods indicated, a listing of loans by category.

Rupees in million

	At March 31,
	2016	2015
Commercial loans	2,944,354.7	2,745,375.7
Term loans	2,110,433.0	2,009,439.3
Working capital facilities[1]	833,921.7	735,936.4
Consumer loans and credit card receivable	2,153,560.9	1,762,154.0
Mortgage loans	1,339,764.0	1,100,254.6
Other secured loans	634,823.0	532,730.1
Credit cards	55,210.2	41,414.6
Other unsecured loans	123,763.7	87,754.7
Total gross advances	5,097,915.6	4,507,529.7
Provision for loan losses[2]	(160,624.5)	(122,628.7)
Total net advances	4,937,291.1	4,384,901.0

1. Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

2. Excludes provision on performing loans.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Commercial loans

Commercial loans include term loans and working capital facilities extended to corporate and other business entities.

Each commercial loan undergoes a detailed credit review process in accordance with the Bank’s credit policy. After disbursement, commercial loans are individually monitored and reviewed for any possible deterioration of the borrower’s ability to repay the loan. Term loans, including corporate finance and project finance loans, are typically secured by a first lien on the borrower’s fixed assets, which normally consist of property, plants and equipment. Working capital facilities, which include bills purchased and discounted, over drafts, cash credit and loans repayable on demand, are typically secured by a first lien on the borrower’s current assets, which normally consist of inventory and receivables.

The overall economic condition affecting businesses impacts the Bank’s commercial loan portfolio. A prolonged slowdown in the Indian economy and significant decline in commodity prices could adversely affect clients’ abilities to repay loans. In light of increasing international trade linkages, clients’ abilities to repay loans may also be negatively affected by adverse economic developments in the United States and other major economies. Unfavorable exchange rate movements may also increase clients’ debt burdens and adversely affect their abilities to repay loans.

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

Secured consumer loan portfolio

The Bank’s secured loan portfolio consists of mortgage loans, automobile loans, jewel loans, commercial vehicle loans, farm equipment loans and other secured loans.

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

The Bank provides jewel loans against gold ornaments and gold coins. Key risks include volatility in gold price and authenticity (purity and weight) of the jewels.

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

Maturity profile of loans

The following table sets forth, for the periods indicated, the maturity profile of loans.

Rupees in million

	At March 31,
	2016	2015
Less than one year	1,375,911.5	1,149,133.7
One to five years	2,523,147.2	2,458,051.6
Greater than five years	1,038,232.4	777,715.7
Total	4,937,291.1	4,384,901.0

Interest income on loans

The Group recognizes interest income in the profit and loss account as it accrues except in the case of non-performing loans where it is recognized upon realization, as per the income recognition and asset classification norms of Reserve Bank of India/National Housing Bank. Interest income in borrower accounts that are upgraded from the non-performing category to the standard category is accrued from the date of such upgrade.

The following table sets forth, for the periods indicated, a listing of interest income on loans.

                                                                                                                                                Rupees in million

	Year ended March 31,
	2016	2015	2014

Commercial loans[1]	221,859.8	217,525.8	203,640.8
Consumer loans and credit card receivables[2]	193,649.2	163,071.3	133,568.0
Lease financing[3]	..	..	..
Total	415,509.0	380,597.1	337,208.8

1.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

2.	Includes mortgage loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.

3.	Lease financing activity includes leasing and hire purchase.

Standard restructured loans

The Group classifies a loan as a restructured loan where it has made concessionary modifications, which include changes in repayment period, principal amount, repayment installment and reduction in rate of interest, that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. Loan accounts subjected to restructuring by the Bank are upgraded to the standard category from standard restructured category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms and the borrower gets reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. Loans restructured by the Bank after April 1, 2015 (excluding loans given for implementation of projects in the infrastructure sector and non-infrastructure sector and which are delayed up to a specified period) by re-scheduling the principal repayments and/or the interest element are classified as non-performing.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

At March 31, 2016, the Group had committed to lend (including non fund-based facilities) Rs. 19,653.0 million (March 31, 2015: Rs. 26,181.1 million) to borrowers who are parties to restructurings.

The following table sets forth, for the dates indicated, a listing of standard restructured loans.

Rupees in million

	At March 31,
	2016	2015
Commercial loans
Term loans	76,480.5	109,410.7
Working capital facilities	22,099.3	21,154.9
Consumer loans
Mortgage loans	60.9	63.9
Other secured loans	33.5	157.3
Credit cards	..	..
Other unsecured loans	..	..
Lease financing	..	..
Restructured loans, gross	98,674.2	130,786.8
Provision for loan losses	(7,581.4)	(9,458.1)
Restructured loans, net	91,092.8	121,328.7

Represents entire borrower level outstanding of the restructured accounts.

In fiscal 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring under which conversion of debt into equity resulting in acquisition of ownership interests in the borrower by banks is allowed. At year-end fiscal 2016, the Bank had outstanding strategic debt restructuring loans of Rs. 29.33 billion, out of which Rs. 25.56 billion is classified as non-performing loans or restructured loans.

Non-performing loans

The Bank classifies all credit exposures at a borrower level, including overdues arising from crystallized derivative contracts, into performing and non-performing loans as per Reserve Bank of India guidelines. Advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant Reserve Bank of India guidelines, are identified as non-performing to the extent of amount of outstanding in the host country. In the case of Bank’s housing finance subsidiary, loans and other credit facilities are classified into performing and non-performing loans as per the National Housing Bank guidelines. Further, non-performing loans are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by Reserve Bank of India/National Housing Bank. Loans in the Bank’s overseas banking subsidiaries are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth a listing of non-performing loans.

Rupees in million

	At March 31,
	2016	2015
Commercial loans
Term loans	187,783.3	85,242.7
Working capital loans	73,678.6	61,652.2
Consumer loans
Mortgage loans	9,504.8	8,553.0
Other secured loans	10,778.2	9,656.7
Credit cards	1,754.2	2,054.8
Other unsecured loans	4,720.2	5,239.9
Lease financing	..	..
Non-performing loans, gross	288,219.3	172,399.3
Provision for loan losses	(143,771.2)	(95,874.4)
Non-performing loans, net	144,448.1	76,524.9

Identification of loans as non-performing/impaired is in line with guidelines applicable to respective subsidiaries.

Provision for loan losses

The Bank and its housing finance subsidiary hold specific provisions against non-performing loans and general provision against performing loans as per the requirements of respective regulators. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans held by the Bank and its housing finance subsidiary are higher than the minimum regulatory requirements. The Bank’s overseas banking subsidiaries maintain provision for loan losses at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but are not yet identifiable. The Bank makes provision on assets that are restructured/rescheduled in accordance with the applicable Reserve Bank of India guidelines on restructuring of advances by Banks.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on standard restructured loans.

Rupees in million

	Year ended March 31,
	2016	2015	2014

Provision for loan losses at the beginning of the year	9,458.1	11,235.0	5,294.1
Provision for loan losses made during the year	2,754.1	3,989.2	7,171.1
Reduction/write-back of excess provision[1]	(4,630.8)	(5,766.1)	(1,230.2)
Provision for loan losses at the end of the year	7,581.4	9,458.1	11,235.0

1.	Includes provisions on restructured loans which were upgraded to standard assets/downgraded to non-performing assets during the period.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on non-performing loans.

Rupees in million

	Year ended March 31,
	2016	2015	2014
Provision for loan losses at the beginning of the year	95,874.4	77,914.7	77,663.9
Provision for loan losses made during the year	86,062.1	42,415.6	28,894.5
Write-off/write-back of excess provision	(38,165.3)	(24,455.9)	(28,643.7)
Provision for loan losses at the end of the year	143,771.2	95,874.4	77,914.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2016.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	79,123.4	16,751.0	..	..	95,874.4
Add: Provisions for loan losses	79,964.9	6,097.2	..	..	86,062.1
Less: Utilized for write-off of loans	(26,667.1)	(2,777.6)	..	..	(29,444.7)
Less: Write back of excess provisions	(4,701.8)	(4,018.8)	..	..	(8,720.6)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	127,719.4	16,051.8	..	..	143,771.2
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	23,844.9	69.9	..	29,178.5	53,093.3
C. Aggregate provision for loan losses at the end of the year (A) + (B)	151,564.3	16,121.7	..	29,178.5	196,864.5
Closing balance: individually evaluated for impairment	151,564.3	16,121.7	..	..	167,686.0
Closing balance: collectively evaluated for impairment	..	..	..	29,178.5	29,178.5
Closing balance: loans acquired with deteriorated credit quality	..	..	..	..	..

The weak global economic environment, the sharp downturn in the commodity cycle and the gradual nature of the domestic economic recovery has adversely impacted the borrowers in certain sectors like iron and steel, mining, power, rigs and cement. While the banks are working towards resolution of stress on certain borrowers in these sectors, it may take some time for solutions to be worked out, given the weak operating and recovery environment. In view of the above, the Bank made a collective contingency and related reserve provision under Indian GAAP during the year ended March 31, 2016, amounting to Rs. 36,000.0 million towards exposures to these sectors. This is over and above provisions made for non-performing and restructured loans as per the Rerseve Bank India guidelines and not included above.

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2015.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	52,328.0	25,586.7	..	..	77,914.7
Add: Provisions for loan losses	37,835.6	4,580.0	..	..	42,415.6
Less: Utilized for write-off of loans	(9,037.9)	(8,609.3)	..	..	(17,647.2)
Less: Write back of excess provisions	(2,002.3)	(4,806.4)	..	..	(6,808.7)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	79,123.4	16,751.0	..	..	95,874.4
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	26,210.5	89.2	..	25,507.1	51,806.8
C. Aggregate provision for loan losses at the end of the year (A) + (B)	105,333.9	16,840.2	..	25,507.1	147,681.2
Closing balance: individually evaluated for impairment	105,333.9	16,840.2	..	..	122,174.1
Closing balance: collectively evaluated for impairment	..	..	..	25,507.1	25,507.1
Closing balance: loans acquired with deteriorated credit quality	..	..	..	..	..

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

The following table sets forth the aging analysis of past due performing loans for the year ended March 31, 2016.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days [2]	Total past due [3]
Commercial loans
Term loans	1,679,320.4	203,464.1	8,083.1	31,782.2	243,329.4
Working capital facilities[4]	712,744.6	32,962.4	6,865.1	7,671.0	47,498.5
Consumer loans
Mortgage loans	1,322,608.2	4,727.4	2,858.5	65.1	7,651.0
Other secured loans	610,754.9	5,772.0	3,288.2	4,229.6	13,289.8
Credit cards	52,648.1	570.7	237.2	..	807.9
Other unsecured loans	118,350.0	448.3	245.0	0.2	693.5
Lease financing	..	..	..	..	..
Total	4,496,426.2	247,944.9	21,577.1	43,748.1	313,270.1

1.	Loans up to 30 days past due are considered current.

2.	Includes loans guaranteed by government, crop related agriculture loans overdue less than 360 days, loans where the Bank has invoked strategic debt restructuring in borrowers and acquired an equity interest in the borrower and other loans assessed not impaired as per guidelines applicable to overseas banking subsidiaries.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

The following table sets forth the aging analysis of past due performing loans for the year ended March 31, 2015.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days [2]	Total past due [3]
Commercial loans
Term loans	1,699,018.9	205,571.0	19,274.9	9,009.0	233,854.9
Working capital facilities[4]	643,553.0	29,387.0	1,177.9	2,003.5	32,568.4
Consumer loans
Mortgage loans	1,085,213.4	3,752.7	2,616.2	72.7	6,441.6
Other secured loans	507,671.2	6,617.9	4,820.9	3,645.8	15,084.6
Credit cards	38,763.1	378.7	218.0	..	596.7
Other unsecured loans	81,763.9	317.7	171.5	..	489.2
Lease financing	..	..	..	..	..
Total	4,055,983.5	246,025.0	28,279.4	14,731.0	289,035.4

1.	Loans up to 30 days past due are considered current.

2.	Includes loans guaranteed by government, crop related agriculture loans overdue less than 360 days and other loans assessed as not impaired as per guidelines applicable to overseas banking subsidiaries.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower- level outstanding.

4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the recorded investment in non-performing loans for the year ended March 31, 2016.

Rupees in million

	Total recorded investment in non-performing loans (net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated	Unpaid principal amount
Commercial loans
Term loans	99,792.8	99,792.8	..	187,783.3
Working capital facilities	33,949.7	33,949.7	..	73,678.6
Consumer loans
Mortgage loans	5,240.0	5,240.0	..	9,504.8
Other secured loans	4,625.2	4,625.2	..	10,778.2
Credit cards	296.1	296.1	..	1,754.2
Other unsecured loans	544.3	544.3	..	4,720.2
Lease financing	..	..	..	..
Total	144,448.1	144,448.1	..	288,219.3

The following table sets forth, the recorded investment in non-performing loans for the year ended March 31, 2015.

Rupees in million

	Total recorded investment in non-performing loans (net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated	Unpaid principal amount
Commercial loans
Term loans	45,314.6	45,314.6	..	85,242.7
Working capital facilities	22,456.9	22,456.9	..	61,652.2
Consumer loans
Mortgage loans	4,499.5	4,499.5	..	8,553.0
Other secured loans	3,650.3	3,650.3	..	9,656.7
Credit cards	186.2	186.2	..	2,054.8
Other unsecured loans	417.4	417.4	..	5,239.9
Lease financing	..	..	..	..
Total	76,524.9	76,524.9	..	172,399.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Credit quality indicators of loans

The Group has a comprehensive framework for monitoring credit quality of its corporate and retail loans based on internal ratings. For the majority of the portfolio, the credit rating of every borrower/portfolio is reviewed at least annually. For the purpose of disclosure, the Group has used internal ratings as credit quality indicator.

The following table sets forth, a description of internal rating grades linked to the likelihood of loss associated with each rating grade:

Grade	Definition
(I) Investment grade	Entities/obligations are judged to offer moderate to high protection with regard to timely payment of financial obligations.
AAA, AA+, AA, AA-, 1, 2A-C	Entities/obligations are judged to offer high protection with regard to timely payment of financial obligations.
A+, A, A-, 3A-C	Entities/obligations are judged to offer an adequate degree of protection with regard to timely payment of financial obligations.
BBB+, BBB and BBB-, 4A-C	Entities/obligations are judged to offer moderate protection with regard to timely payment of financial obligations.
(II) Below investment grade (BB and B, D, 5, 6, 7, 8)	Entities/obligations are judged to carry inadequate protection with regard to timely payment of financial obligations.

The following table sets forth, for the period indicated, credit quality indicators of net loans.

Rupees in million

	Year ended March 31, 2016	Year ended March 31, 2015
Rating grades
Investment grade	3,989,676.0	3,772,248.2
AAA, AA+, AA, AA-, 1, 2A-C	1,592,527.2	1,334,778.0
A+, A, A-, 3 A-C	1,030,776.2	890,039.7
BBB+, BBB and BBB-, 4A-C	1,366,372.6	1,547,430.5
Below investment grade[1]	917,230.2	535,507.0
Unrated	30,384.9	77,145.8
Net loans	4,937,291.1	4,384,901.0

1.	Includes non-performing and restructured loans.

Fiscal 2016 witnessed a slowdown in global economic growth mainly on account of lower growth in China and emerging market economies, divergence in global monetary policy and significant decline in commodity prices including crude oil and metals. The weak global economic environment, the sharp downturn in the commodity cycle, continued challenges in the corporate sector due to the gradual nature of domestic economic recovery as against the expectation of the significant improvement in the corporate investment and performance has adversely impacted the borrowers in certain sectors such as iron and steel, mining, power and cement, resulting in credit rating downgrades in these sectors and promoter entities where the underlying is partly linked to these sectors.

8.	Financial assets transferred during the year to securitization company (SC)/reconstruction company (RC)

The Bank has transferred certain assets to securitization company (SC)/Asset Reconstruction Companies (ARCs) in compliance with the terms of the guidelines issued by the Reserve Bank of India governing such transfer. The Bank transfers its non-performing assets to asset reconstruction companies primarily in exchange for the receipt of securities in the form of pass-through instruments issued by such ARCs, wherein payments to holders of securities are based on the actual realized cash flows from the transferred assets. In accordance with the Reserve Bank of India guidelines prior to February 26, 2014, the excess provision, if any, was not reversed but was utilized to meet shortfall/loss on account of sale of other financial assets. With effect from February 26, 2014, the Reserve Bank of India allowed banks to reverse the excess provision to profit and loss account, in the year in which amounts are received for loans transferred. Further, on March 11, 2015, the Reserve Bank of India allowed banks to reverse the excess provision, on account of sale of loans prior to February 26, 2014, to profit and loss account. For the purpose of the valuation of underlying security receipts issued by underlying trusts managed by ARCs, the security receipts are valued at their respective net asset values as advised by the ARCs.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the details of the assets transferred.

Rupees in million, except number of accounts

	Year ended March 31,
	2016	2015	2014

Number of accounts[1]	7	14	2
Aggregate value (net of provisions) of accounts sold to SC/RC	6,721.0	3,285.8	1,508.6
Aggregate consideration	7,305.8	2,480.0	1,776.0
Additional consideration realized in respect of accounts transferred in earlier years[2]	..	..	..
Aggregate gain/(loss) over net book value	584.8	(805.8)	267.4

1.	Excludes accounts previously written-off.

2.	During the year ended March 31, 2016, ARCs have fully redeemed one security receipt. Net loss during the year ended March 31, 2016 amounted to Rs. 470.2 million (March 31, 2015: Net loss of Rs. 81.3 million).

The Bank sold seven corporate loans in fiscal 2016, 14 corporate loans in fiscal 2015 and two corporate loans in fiscal 2014.

9.	Details of non-performing assets sold, excluding those sold to SC/RC

The Bank has sold certain non-performing assets in compliance with the terms of the guidelines issued by Reserve Bank of India on such sale.

The following table sets forth, for the periods indicated, the details of non-performing assets sold to banking or financial companies, excluding those sold to SC/RC.

Rupees in million, except number of accounts

	Year ended March 31,
	2016	2015	2014
No. of accounts	3	..	1
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	12.8	..	..
Aggregate consideration	174.4	..	199.0
Aggregate gain/(loss) over net book value	161.6	..	199.0

Additionally, the Bank has sold a loan to a corporate for a consideration of Rs. 290.0 million on which the Bank recognised a gain of Rs. 290.0 million in fiscal 2016 (March 31, 2015: consideration of Rs. 606.3 million and a gain of Rs. 411.5 million).

10.	Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors affect groups of counter-parties whose aggregate credit exposure is material in relation to Group’s total credit exposure. The Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Group is subject to supervision guidelines issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure (credit, derivative and investments), totaled Rs. 1,267,366.3 million at March 31, 2016 which represents 122.7% of the capital funds (March 31, 2015: Rs. 1,294,134.8 million which represents 129.4% of the capital funds). The single largest exposure (non-bank) at March 31, 2016 was Rs. 135,405.0 million which represents 13.1% of the capital funds (March 31, 2015: Rs. 127,220.6 million which represents 12.7% of the capital funds).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The largest group of companies under the same management control accounted for 28.4% of the capital funds at March 31, 2016 (March 31, 2015: 32.8% of the capital funds).

11.	Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 1,498,947.6 million (including non fund-based facilities) at March 31, 2016 (March 31, 2015: Rs. 1,240,752.3 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

12.	Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The amounts of contracts remaining to be executed on capital account aggregated to Rs. 6,055.4 million at March 31, 2016 (March 31, 2015: Rs. 5,789.1 million).

13.	Derivatives

ICICI Bank is a major participant in the financial derivatives market in India. The Bank deals in derivatives for balance sheet management, proprietary trading and market making purposes whereby the Bank offers derivative products to its customers, enabling them to hedge their risks.

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

The Bank measures and monitors risk of its derivatives portfolio using such risk metrics as Value at Risk, stop loss limits and relevant risk measures for options. Risk reporting on derivatives forms an integral part of the management information system.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Credit exposure on interest rate and currency derivative transactions (both trading and hedging), other than contracts with an original maturity of less than or equal to 14 days, is computed using the Current Exposure Method according to Reserve Bank of India guidelines, which is arrived at by adding up the positive mark-to-market values and the potential future exposure of these contracts. According to the Reserve Bank of India guidelines, the potential future exposure is determined by multiplying the notional principal amount of each of these contracts (irrespective of whether the mark-to-market value of these contracts is zero, positive or negative value) by the relevant add-on factor, ranging from 0.5% to 15%, according to the type of contract and residual maturity of the instrument. The credit exposure for a single currency floating/floating interest rate swaps and options sold is calculated based on a positive mark-to-market value of these instruments. Credit exposure on unfunded credit derivatives has been computed in accordance with Reserve Bank of India guidelines. Credit exposure on issuer on account of unfunded credit derivatives is computed according to the current exposure method under Basel III framework. In the case of sell protection trades the entire unpaid premia is treated as an exposure to the protection buyer and in case of buy protection trades exposure is reckoned as the sum of the current mark-to-market value, if positive (zero, if mark-to-market value is negative) and the potential future exposure. The potential future exposure is determined by multiplying the notional principal amount of each of these contracts (irrespective of whether the mark-to-market value of these contracts is zero, positive or negative value) by the relevant add-on factor, ranging from 10% to 20%, according to the rating of reference obligation. In case of collateralized buy protection trades, no exposure is reckoned to the extent of collateral available. In case of two completely identical opposite positions in unfunded credit derivatives forming a hedged position no exposure is reckoned against the reference entity. The credit exposure for equity futures and options is computed based on the market value and open quantity of the contracts at the balance sheet date.

Over the counter derivative transactions are covered under International Swaps and Derivatives Association master agreements with the respective counter parties.

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2016.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives[3]	Credit exposure

Interest rate derivatives[1]	4,279,369.0	20,856.6	(19,010.8)	872.4	55,420.3
Currency derivatives (including foreign exchange derivatives)[2]	4,621,239.0	59,313.7	(55,359.0)	(869.3)	203,482.4
Equity derivatives	555.4	0.9	(0.7)	79.3	381.2
Un-funded credit derivatives	..	..	..	17.1	..

1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.

2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

3.	The Bank has additionally recorded a loss of Rs. 472.8 million due to credit losses.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the details of the notional amounts, marked to market position and credit exposure of hedging derivatives for the year ended March 31, 2016.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives[1]	600,403.7	17,643.6	(649.4)	23,982.2
Currency derivatives (including foreign exchange derivatives)[2]	30,093.6	45.4	(1,883.7)	1,420.1

1.	Foreign currency interest rate swaps, forward rate agreements and swap options are included in interest rate derivatives.

2.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

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

The gains/(losses) on hedged items arising from changes in fair value for the year ended March 31, 2016 and March 31, 2015 amounted to Rs. (2,048.6) million and Rs. 1,855.4 million respectively and gains/(losses) on corresponding hedging instruments arising from changes in fair value during the year ended March 31, 2016 and March 31, 2015 amounted to Rs. 1,284.3 million and Rs. (1,141.8) million respectively.

The Group has also hedged the foreign currency exposure of its net investment in foreign operations through currency forward contracts of a notional amount of Rs. 50,482.9 million at March 31, 2016. The gross positive and negative fair values of these hedging instruments were Rs. 639.7 million and Rs. (927.8) million respectively and the credit exposure was Rs. 1,629.3 million at March 31, 2016.

The Bank offers deposit products to customers of its offshore branches with structured returns linked to interest, currency, credit or equity benchmarks. The Bank covers these exposures in the inter-bank market. At March 31, 2016, the net open position on this portfolio was Nil (March 31, 2015: Nil) with mark-to-market gain of Rs. 0.1 million (March 31, 2015: Rs. 1.4 million) at that date, which had been accounted through profit and loss account. The fair value amount of such structured returns linked derivatives that were in net liability position at March 31, 2016 was Rs. 29.7 million (March 31, 2015: Rs. 102.3 million). With reference to such instruments, the Bank does not place any collateral with the counterparties. The aggregate amount needed to settle such instruments immediately if the credit risk related contingent features were triggered at March 31, 2016 would be Rs. 708.9 million (March 31, 2015: Rs. 1,400.0 million).

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

At March 31, 2016, the Group has assessed its contingent tax liability at an aggregate of Rs. 39,868.9 million (March 31, 2015: Rs. 44,897.0 million), mainly pertaining to income tax, service tax and sales tax/ value added tax demands by the Government of India’s tax authorities for past years. The Group has appealed each of these tax demands. Based on consultation with counsel and favorable decisions in the Group’s own or other similar cases as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly has not provided for these tax demands at March 31, 2016. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by the Group.

In the Group’s assessment of sales tax/value added tax aggregating to Rs. 4,260.9 million (March 31, 2015: Rs. 3,949.8 million), the Group has appealed the tax demands and expects a favorable outcome based on opinions from counsels and decisions in own/other cases. Of the total demand, Rs. 2,262.3 million pertains to value added tax on disposal of repossessed assets whereby the Bank has relied on opinion from counsel confirming that the Bank only facilitates the disposal of repossessed assets for recovery of its loan from the borrower and cannot be regarded as a seller of repossessed assets. The other disputed issues mainly pertain to tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank and bullion related matters pertaining to procedural issues like submission of statutory forms.

In the Group’s assessment of service tax aggregating to Rs. 5,573.0 million (March 31, 2015: Rs. 3,884.3 million), the disputed issues mainly pertain to the demands along with interest and penalty levied by the service tax authorities. Of the total demand, Rs. 1,537.0 million pertains to life insurance company for levy of service tax on receipt of surrender/foreclosure charges under unit linked insurance plans or life insurance plans, Rs. 971.3 million pertains to venture capital funds mainly in respect of retention of contribution received by the Fund, treated as fees received in lieu of management services rendered by them whereby Group is relying on favorable opinion in both cases from counsel, Rs. 2,602.3 million pertains to the Bank mainly relating to interest charged on liquidity facilities provided to the trusts on securitized loan portfolio, inter-change fee received by the Bank as an issuing bank on card transactions and disallowance of credit availed for service tax on deposit insurance premium alongwith penalty thereon and Rs. 226.0 million pertains to venture funds management company limited for levy of service tax on the income received from investment in venture capital units, by treating the same as performance fees received. The balance amount of Rs. 236.4 million pertains to other Group entities. The Group believes that the tax authorities are not likely to be able to substantiate the above tax demands.

The Group's assessments of income tax and interest tax aggregating to Rs. 30,035.0 million includes appeals filed by the Group or the tax authorities where the Group is relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are detailed below:

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Disallowance of expenses to earn tax free income: Rs. 13,076.8 million (March 31, 2015: Rs. 14,393.9 million) mainly relates to whether interest expenses can be attributed to earning tax-exempt income. The Group believes that no interest can be allocated thereto as there are no borrowings earmarked for investments in shares/tax free bonds and the interest free funds are sufficient to cover investments in the underlying tax free securities. The Group relies on the favorable opinion from counsel and favorable appellate decisions in Group’s own cases and similar other cases.

Marked-to-market losses on derivatives: Rs. 2,019.0 million (March 31, 2015: Rs. 5,849.6 million) relates to the disallowance of marked-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Group relies on the favorable opinion from counsel and favorable appellate decisions in Group’s own cases and similar other cases, which had allowed the deduction of marked-to-market losses from business income.

Depreciation on leased assets: Rs. 5,534.0 million (March 31, 2015: Rs. 5,434.3 million) relates to the disallowance of depreciation claims on leased assets by the tax authorities, by treating the lease transactions as loan transactions. The Group relies on favorable opinion from counsel and favorable appellate decisions in Group’s own case and other similar cases.

Taxability under section 41(4A) of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98: Rs. 2,686.6 million (March 31, 2015: Rs. 2,690.2 million) relates to two special reserve accounts maintained by the Group, which includes special reserve created up to assessment year 1997-98. Withdrawals from the account was assessed as taxable by the tax authorities for assessment years 1998-99 to 2000-01. The Group has received favorable orders in respect of the assessment year 1998-99 and 1999-00 but the income tax department has appealed against the favorable orders.

Broken period interest: Rs.1,207.5 million (March 31, 2015: Rs. 733.5 million) relates to the disallowance of broken period interest paid on purchase of government securities considering it as capital in nature since the government securities have been classified under held to maturity category by the Bank. The Bank has relied on favorable appellate decisions in its own case and other similar cases.

Based on judicial precedents in the Group’s and other cases and upon consultation with tax counsels the management believes that it is more likely than not that the Group’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

The above mentioned contingent liability does not include Rs. 39,714.0 million (March 31, 2015: Rs. 56,151.0 million) considered as remote. Of the total disputed tax demands classified as remote, Rs. 34,782.1 million pertains to the deduction of bad debts and levy of penalties, which are covered by favorable Apex Court decisions in other cases. Therefore it has not been disclosed as a contingent liability. The balance of Rs. 4,931.9 million pertains to disputed tax liability of life insurance company primarily due to non-allowance of set-off of brought forward business loss by the assessing officer against the shareholders income, which has been considered as income from other sources by the tax authorities. This has been classified as remote on the basis of favorable income tax appellate decisions in its own case. The consequence of inquiries initiated by the tax authorities are not quantified, as the Group believes that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities.

15.	Litigation

A number of litigation and claims against the Group and its directors are pending in various forums. The claims on the Group mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantial in value, actual cost of resolving litigations may be substantially different than the provision held. For cases where unfavorable outcome is deemed to be

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements reasonably possible, it is not possible to make an estimate of the possible loss or range of possible losses due to the nature of the cases as explained above. The total amount of claims against the Group where an unfavorable outcome is deemed probable was Rs. 6,074.8 million and where unfavorable outcome is reasonably possible was Rs. 1,270.9 million at March 31, 2016. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

16.	Segmental Information

The following table sets forth, the business segment results for the year ended March 31, 2016 prepared on the basis described in Schedule 18 note 11A.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury		Other banking business		Life insurance		General insurance		Others		Inter segment adjustment	Total
1	Revenue	391,878.0	328,923.5	483,414.5		39,343.1		231,798.6		66,995.2		46,484.7		(574,879.1)	1,013,958.5
	External revenue	198,462.8	259,265.8	181,604.8		32,785.6		231,566.6		65,507.6		44,765.3		..	1,013,958.5
	Revenue from transfer pricing on external liabilities and other internal revenue	193,415.2	69,657.7	301,809.7		6,557.5		232.0		1,487.6		1,719.4		(574,879.1)	..
2	Segment results	38,977.4	(12,454.3)	86,162.7		6,790.0		17,715.8		7,076.9		14,251.9		(15,476.3)	143,044.1
3	Unallocated expenses														..
4	Operating profit (2) – (3)														143,044.1
5	Income tax expenses (net)/(net deferred tax credit)														33,775.2
6	Net profit[1] (4) - (5).														109,268.9
	Other information
7	Segment assets	1,724,805.5	2,663,659.1	2,580,816.4		799,535.9		1,046,996.2		153,745.8		279,392.0		(146,320.0)	9,102,630.9
8	Unallocated assets[2]														84,931.1
9	Total assets (7) + (8)														9,187,562.0
10	Segment liabilities	3,133,932.7	1,197,853.2	2,764,452.7	[3]	750,871.6	[3]	1,048,622.5	[3]	156,758.4	[3]	281,390.9	[3]	(146,320.0)[3]	9,187,562.0
11	Unallocated liabilities														..
12	Total liabilities (10) + (11)														9,187,562.0
13	Capital expenditure	6,474.5	937.0	11.2		166.9		539.4		464.5		351.8		..	8,945.3
14	Depreciation & amortization	5,718.9	1,016.3	14.9		327.1		455.4		565.4		349.6		(16.5)	8,431.1

1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2015 prepared on the basis described in Schedule 18 note 11A.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury		Other banking business		Life insurance		General insurance		Others		Inter segment adjustment	Total
1	Revenue	329,911.8	335,025.1	439,668.1		38,097.1		191,367.3		58,804.9		44,731.1		(535,443.1)	902,162.3
	External revenue	156,049.4	265,805.8	153,932.9		35,009.7		191,120.8		57,408.1		42,835.6		..	902,162.3
	Revenue from transfer pricing on external liabilities and other internal revenue	173,862.4	69,219.3	285,735.2		3,087.4		246.5		1,396.8		1,895.5		(535,443.1)	..
2	Segment results	27,242.8	62,240.7	64,687.0		6,672.2		16,343.2		6,907.2		14,634.7		(15,337.5)	183,390.3
3	Unallocated expenses														..
4	Operating profit (2) – (3)														183,390.3
5	Income tax expenses (net)/(net deferred tax credit)														53,967.3
6	Net profit[1] (4) - (5)														129,423.0
	Other information
7	Segment assets	1,297,275.5	2,612,211.8	2,379,582.6		675,480.1		1,011,969.1		133,360.9		253,632.5		(156,450.2)	8,207,062.3
8	Unallocated assets[2]														53,729.4
9	Total assets (7) + (8)														8,260,791.7
10	Segment liabilities	2,661,620.1	1,038,243.2	2,656,404.7	[3]	655,289.4	[3]	1,013,545.8	~~[3]~~	136,564.2	[3]	255,574.5	[3]	(156,450.2)	8,260,791.7
11	Unallocated liabilities														..
12	Total liabilities (10) + (11)														8,260,791.7
13	Capital expenditure	6,109.1	1,110.3	16.4		146.8		2,230.0		2,014.1		356.7		..	11,983.4
14	Depreciation & amortization	5,111.4	1,073.5	12.8		519.5		396.1		536.7		348.6		(16.4)	7,982.2

1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2014.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury		Other banking business		Life insurance		General insurance		Others		Inter segment adjustment	Total
1	Revenue	274,116.0	324,024.8	392,902.4		32,231.1		159,902.0		57,122.0		33,494.9		(478,154.7)	795,638.5
	External revenue	125,653.2	253,854.2	139,516.1		29,234.1		159,773.9		55,835.3		31,771.7		..	795,638.5
	Revenue from transfer pricing on external liabilities and other internal revenue	148,462.8	70,170.6	253,386.3		2,997.0		128.1		1,286.7		1,723.2		(478,154.7)	..
2	Segment results	18,295.2	65,886.3	52,565.0		9,031.5		15,292.4		5,202.4		9,784.2		(13,190.7)	162,866.3
3	Unallocated expenses														..
4	Operating profit (2) – (3)														162,866.3
5	Income tax expenses (net)/(net deferred tax credit)														46,095.1
6	Net profit[1] (4) - (5).														116,771.2
	Other information
7	Segment assets	991,908.9	2,426,741.3	2,370,923.6		681,783.0		815,256.1		131,928.9		201,135.0		(196,843.6)	7,422,833.2
8	Unallocated assets[2]														54,790.7
9	Total assets (7) + (8)														7,477,623.9
10	Segment liabilities	2,388,971.3	1,048,445.5	2,408,594.4	[3]	672,409.6	[3]	816,826.0	[3]	135,456.3	[3]	203,764.4	[3]	(196,843.6)	7,477,623.9
11	Unallocated liabilities														..
12	Total liabilities (10) + (11)														7,477,623.9
13	Capital expenditure	5,765.3	628.6	18.8		190.5		804.7		347.5		299.9		..	8,055.3
14	Depreciation & amortization	4,357.2	1,044.3	12.5		488.5		468.4		496.9		350.7		(25.8)	7,192.7

1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

3.	Includes share capital and reserves and surplus.

The Bank has pursued a conscious strategy of increasing the share of low cost retail deposits and re-balancing the funding mix. Accordingly, retail deposits have been considerably higher than retail advances, resulting in higher segment liabilities as compared to segment assets in retail business segment for above periods. Further, the Bank has also been focusing on retail lending, resulting in growth in advances in retail banking segment during above periods.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

17.	Employee Stock Option Scheme

The following table sets forth, a summary of the Bank’s stock options outstanding at March 31, 2016.

	Number of shares	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	148,433,700	205.02	6.04	16,398.6
Add: Granted during the year	64,904,500	289.28
Less: Lapsed during the year, net of re-issuance	4,189,850	260.67
Less: Exercised during the year	17,523,785	161.16
Outstanding at the end of the year	191,624,565	236.36	6.66	4,071.0
Options exercisable	89,788,515	198.08	4.46	3,672.6

The following table sets forth, a summary of the Bank’s stock options outstanding at March 31, 2015.

	Number of shares	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	140,521,765	183.74	5.90	9,564.5
Add: Granted during the year	32,375,500	259.96
Less: Lapsed during the year, net of re-issuance	1,382,765	235.40
Less: Exercised during the year	23,080,800	150.66
Outstanding at the end of the year	148,433,700	205.02	6.04	16,398.6
Options exercisable	75,938,800	180.80	4.18	10,229.2

Total fair value of options vested for the year ended March 31, 2016, March 31, 2015 and March 31, 2014 was Rs. 3,234.4 million, Rs. 2,672.7 million and Rs. 1,267.8 million respectively.

Total aggregate intrinsic value of options exercised for the year ended March 31, 2016, March 31, 2015 and March 31, 2014 was Rs. 2,162.2 million, Rs. 3,712.5 million and Rs. 797.2 million respectively.

The total compensation cost related to non-vested awards not yet recognized at March 31, 2016 and March 31, 2015 was Rs. 4,262.1 million and Rs. 1,963.8 million respectively and the weighted-average period over which it is expected to be recognized was 2.46 years and 1.97 years respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a summary of stock options exercisable at March 31, 2016.

Range of exercise price (Rupees per share)	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-99	2,556,700	86.96	3.03	382.7
100-199	55,150,965	181.44	3.40	3,044.9
200-299	32,073,350	235.52	6.41	245.0
300-399	7,500	321.17	8.59	..

The following table sets forth, a summary of stock options exercisable at March 31, 2015.

Range of exercise price (Rupees per share)	Number of shares	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-99	4,946,000	81.02	2.47	1,159.7
100-199	55,309,485	177.21	3.64	7,648.7
200-299	15,683,315	224.91	6.60	1,420.8
300-399	..	..	..	..

The following table sets forth, a summary of Bank’s unvested stock options outstanding at March 31, 2016.

	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2015	72,494,900	100.00
Add: Granted during the year	64,904,500	100.50
Less: Vested during the year	31,661,350	102.16
Less: Forfeited (unvested) during the year	3,902,000	99.78
Unvested at March 31, 2016	101,836,050	99.71

The following table sets forth, a summary of Bank’s unvested stock options outstanding at March 31, 2015.

	Shares	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2014	67,480,050	105.86
Add: Granted during the year	32,375,500	90.09
Less: Vested during the year	26,002,200	102.79
Less: Forfeited (unvested) during the year	1,358,450	102.05
Unvested at March 31, 2015	72,494,900	100.00

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options.

Year ended March 31,
	2016	2015	2014
Risk-free interest rate	7.58% to 8.19%	8.36% to 9.10%	7.60% to 9.12%
Expected term	3.16 years to 5.78 years	2.85 years to 5.87 years	6.35 years
Expected volatility	30.67% to 32.77%	31.55% to 47.57%	48.70% to 48.96%
Expected dividend yield	1.62% to 2.11%	1.43% to 1.77%	1.70% to 1.96%

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

18.	Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet, by following the guidance of Regulation S-X.

Rupees in million

	Year ended March 31,
	2016	2015	2014

Interest and dividend income	592,937.1	549,640.0	494,792.5
Interest expense	339,964.7	323,181.5	297,106.1
Net interest income	252,972.4	226,458.5	197,686.4
Provision for loan losses & others	120,069.0	41,234.6	27,373.9
Provision for investments	2,985.1	4,128.9	1,628.8
Net interest income after provision for loan losses and investments	129,918.3	181,095.0	168,683.7
Non-interest income	421,021.4	352,522.4	300,846.1
Non-interest expense	407,895.6	350,227.1	306,663.5
Income before income taxes, minority interest	143,044.1	183,390.3	162,866.3
Income tax expense	33,775.2	53,967.3	46,095.1
Income before minority interest	109,268.9	129,423.0	116,771.2
Less: Minority interest	7,469.3	6,954.3	6,357.5
Net income	101,799.6	122,468.7	110,413.7

	Year ended March 31,
	2016	2015	2014
Earnings per equity share: (Rs.)
Basic	17.53	21.17	19.13
Diluted	17.41	20.94	19.03
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	5,807	5,786	5,772
Diluted	5,840	5,842	5,794

1.	The shareholders of the Bank had approved the sub-division of one equity share of Rs. 10 into five equity shares having a face value of Rs. 2 each. The record date for the sub-division was December 5, 2014. Face value and number of shares have been re-stated and related ratios recomputed for all the previous periods presented to reflect the sub-division.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	At March 31,
	2016	2015
Assets
Cash and cash equivalents	650,359.7	476,371.7
Investments[1,2]	2,860,440.9	2,743,108.1
Loans, net[1,2]	4,937,291.1	4,384,901.0
Property, plant and equipment[1,2,3]	87,121.0	58,710.0
Goodwill	1,257.0	1,257.0
Deferred tax asset (net)	49,611.9	16,134.8
Interest accrued, outstanding fees and other income	81,249.2	75,727.5
Assets held for sale	18,172.5	877.5
Other assets	502,058.7	503,704.1

Total assets	9,187,562.0	8,260,791.7

Liabilities
Interest-bearing deposits	3,907,384.8	3,354,955.8
Non-interest bearing deposits	603,389.2	504,596.7
Short-term borrowings and trading liabilities	604,318.8	696,225.8
Long-term debt	1,595,957.8	1,412,794.2
Redeemable preferred stock	3,500.0	3,500.0
Other liabilities	1,498,347.9	1,416,615.7

Total liabilities	8,212,898.5	7,388,688.2

Minority interest	33,556.4	25,058.1
Stockholders’ equity	941,107.1	847,045.4

Total liabilities and stockholders’ equity	9,187,562.0	8,260,791.7

1.	Includes financial securities amounting to Rs. 156,788.2 million and property, plant and equipment amounting to Rs. 307.4 million pledged as security towards short-term borrowings amounting to Rs. 150,473.2 million.

2.	Includes financial securities amounting to Rs. 172,313.6 million and property, plant and equipment amounting to Rs. 509.5 million pledged as security towards long-term borrowings amounting to Rs. 167,458.8 million.

3.	Includes property, plant and equipment amounting to Rs. 24.6 million, pledged in addition to negative lien on book debts as security, towards long-term borrowings amounting to Rs. 8,800.0 million.

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]		Other special reserves[2]

Balance at April 1, 2013	11,536.4	44.8	314,492.4	163,442.9		198,107.6
Proceeds from issue of share capital	14.0	..	1,045.4	..		..
Additions during the year	..	20.9	..	44,886.6		47,540.1
Deductions during the year	..	..	..	(14,519.7	3)	(2,313.0)
Balance at March 31, 2014	11,550.4	65.7	315,537.8	193,809.8		243,334.7

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, investment reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

3.	Includes Rs. 14,192.3 million utilized for creation of deferred tax liability on balance in Special Reserve at March 31, 2013 in accordance with Reserve Bank of India circular dated December 20, 2013.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]

Balance at April 1, 2014	11,550.4	65.7	315,537.8	193,809.8	243,334.7
Proceeds from issue of share capital	46.2	..	3,516.9	..	..
Additions during the year	..	8.7	..	56,819.1	53,325.0
Deductions during the year	..	..	..	(16,135.9)[3,4]	(14,833.0)
Balance at March 31, 2015	11,596.6	74.4	319,054.7	234,493.0	281,826.7

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, investment reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

3.	At March 31, 2015, includes Rs. 9,291.6 million utilised with approval of Reserve Bank of India to provide for outstanding Funded Interest Term Loans related to accounts restructured prior to the issuance of RBI guideline in 2008. See also “Consolidated Financial statements-Schedules to Consolidated Financial Statements-Schedule 18: Notes forming part of the Accounts-15-Provision on Funded Interest Term Loan”.

4.	At March 31, 2015, includes Rs. 704.0 million utilised for creation of deferred tax liability of ICICI Home Finance Company Limited on balance in Special Reserve at March 31, 2014 in accordance with National Housing Board circular dated May 27, 2014.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and Other reserves[1]	Other special reserves[2]

Balance at April 1, 2015	11,596.6	74.4	319,054.7	234,493.0	281,826.7
Proceeds from issue of share capital	35.0	..	2,938.8	..	..
Additions during the year	..	0.8	..	5,618.4	96,860.9	[3]
Deductions during the year	..	(8.2)	..	(1,843.6)	(9,540.4)
Balance at March 31, 2016	11,631.6	67.0	321,993.5	238,267.8	369,147.2

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve and reserve fund.

3.	Includes revaluation reserve amounting to Rs. 28,174.7 million on fixed assets.

The following table sets forth, for the periods indicated, the movement in profit and loss account.

Rupees in million

	March 31, 2016	March 31, 2015	March 31, 2014

Balance at the beginning of the year	198,278.7	145,475.6	103,294.6
Additions during the year	101,799.6	122,468.7	110,413.7
Proposed dividend	(34,652.8)	(33,900.5)	(30,188.5)
Deductions during the year	(67,214.7)	(35,765.1)	(38,044.2)
Balance at the end of the year	198,210.8	198,278.7	145,475.6

The cash flow statement is in compliance with the requirements of IAS 7 – Cash Flow Statements.

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statement.

Rupees in million

	Year ended March 31,
	2016	2015	2014

Conversions of loans to investments	7,988.7	6,084.4	3,591.9
Interest paid	348,634.8	321,169.5	287,917.7
Interest and dividend received	587,251.1	536,354.7	478,178.9

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

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.

Rupees in million

	At March 31, 2016		At March 31, 2015
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Financial assets
Cash and balances with Reserve Bank of India	272,775.6	272,775.6	258,376.7	258,376.7
Balances with banks and money at call and short notice	377,584.1	377,584.1	217,995.0	217,995.0
Investments	2,860,440.9	2,880,932.2	2,743,108.1	2,767,981.4
Advances	4,937,291.1	4,905,872.1	4,384,901.0	4,389,633.6
Other assets	547,789.2	547,789.2	541,041.3	541,041.3
Total	8,995,880.9	8,984,953.2	8,145,422.1	8,175,028.0

Financial liabilities
Interest-bearing deposits	3,907,384.8	3,940,052.4	3,354,955.8	3,377,294.7
Non-interest-bearing deposits	603,389.2	603,389.2	504,596.7	504,596.7
Borrowings[1]	2,203,776.6	2,244,173.3	2,112,520.0	2,169,240.4
Other liabilities and provisions	494,852.5	494,852.5	449,308.8	449,308.8
Total	7,209,403.1	7,282,467.4	6,421,381.3	6,500,440.6

1.	Includes preference share capital with a carrying value of Rs. 3,500.0 million (March 31, 2015: Rs. 3,500.0 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

20.	Differences between Indian GAAP and U.S. GAAP

The consolidated financial statements of the Group are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP.

The following tables summarize the significant adjustments to consolidated net income and stockholders’ equity which would result from the application of U.S. GAAP.

1. Net income reconciliation

Rupees in million

	Note	Year ended March 31,
		2016	2015	2014
Consolidated profit after tax as per Indian GAAP excluding minority interests[1]		101,799.6	122,468.7	110,413.7

Adjustments on account of:

Allowance for loan losses	(a)	(28,016.9)	(7,786.5)	(8,720.4)

Business combinations	(b)	(414.7)	(680.9)	(776.8)

Consolidation	(c)	3,043.1	(3,985.2)	(1,177.9)

Valuation of debt and equity securities	(d)	(5,532.0)	(2,164.3)	(5,796.8)

Amortization of fees and costs	(e)	7,892.1	10,185.5	6,869.6

Accounting for derivatives	(f)	123.3	(2,051.9)	382.1

Accounting for compensation costs	(g)	(3,585.0)	(2,741.4)	(2,193.8)

Accounting for securitization	(h)	(327.3)	(372.9)	(544.1)

Deferred tax benefit/(expense)	(i)	7,537.1	11,583.0	5,190.9

Others	(j)	(9,482.2)	(7,541.4)	(2,225.5)

Total impact of all adjustments		(28,762.5)	(5,556.0)	(8,992.7)

Net income as per U.S. GAAP attributable to ICICI Bank stockholders		73,037.1	116,912.7	101,421.0
Net income as per U.S. GAAP attributable to non-controlling interests[1]		1,596.1	1,212.7	887.5
Total net income as per U.S. GAAP		74,633.2	118,125.4	102,308.5

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		17.53	21.17	19.13

U.S. GAAP (consolidated)		12.58	20.21	17.57

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		17.41	20.94	19.03

U.S. GAAP (consolidated)		12.50	20.05	17.50
1.	Profit attributable to minority interests as per Indian GAAP was Rs. 7,469.3 million (March 31, 2015: Rs. 6,954.3 million and March 31, 2014: Rs. 6,357.5 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2. Stockholders’ equity reconciliation

Rupees in million

	Note	At March 31,
		2016	2015

Consolidated net worth as per Indian GAAP excluding minority interests [1]		941,107.1	847,045.4

Adjustments on account of:

Allowance for loan losses	(a)	(41,842.7)	(13,825.8)

Business combinations	(b)	29,737.5	30,152.2

Consolidation	(c)	12,904.0	12,699.3

Valuation of debt and equity securities	(d)	(980.8)	8,555.4

Amortization of fees and costs	(e)	1,328.3	(5,686.0)

Accounting for derivatives	(f)	793.7	670.4

Accounting for compensation costs	(g)	..	..

Accounting for securitization	(h)	(1,058.9)	(481.0)

Deferred taxes	(i)	36,124.9	27,455.0

Others	(j)	(28,307.3)	(62.2)

Proposed dividend	(k)	31,868.9	31,730.2

Total impact of all adjustments		40,567.6	91,207.5

ICICI Bank stockholders’ equity as per U.S. GAAP		981,674.7	938,252.9
Non-controlling interests[1]		4,289.7	2,415.9
Total equity as per U.S. GAAP		985,964.4	940,668.8

1.	Net worth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 33,556.4 million (March 31, 2015: Rs. 25,058.1 million).

a) Allowance for loan losses

The differences in the allowance for loan losses between Indian GAAP and U.S. GAAP are primarily on account of:

i.	Difference in the discount rates used for computing allowances created on restructured assets, including allowances on certain loans transferred to asset reconstruction companies not accounted for as a sale under U.S. GAAP.

ii.	Allowances for loan losses created on other impaired loans made in accordance with FASB ASC Topic 450, “Contingencies” and FASB ASC Topic 310, “Receivables” under U.S. GAAP and graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by Reserve Bank of India guidelines under Indian GAAP for the Bank.

iii.	Allowances for credit losses on the performing portfolios based on the estimated probable losses inherent in the portfolio under U.S. GAAP as compared to prescriptive provisioning norms for standard assets as per Reserve Bank of India norms under Indian GAAP for the Bank.

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

Allowances on restructured loans

Under Indian GAAP, the provision on restructured loans is required to be equal to the difference between the fair value of the loan before and after restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged under the loan’s restructured terms and the principal. Both sets of cash flows are discounted at the Bank’s Base (I-Base) Rate plus the appropriate term premium and credit risk premium for the borrower category or other applicable rate. For loans restructured after July 2, 2015, both sets of cash flows are discounted at the existing rate of interest charged on the loan before the restructuring. Additional provisions as applicable to non-performing loans, are made on restructured loans, which fail to perform as per the restructuring terms.

Under U.S. GAAP, the allowance for loan losses for restructured loans is created by discounting expected cash flows at originally contracted interest rates, unlike Indian GAAP, under which the original and restructured cash flows are discounted at the current estimated lending rate. Allowances recognized on account of reductions of future interest rates as a part of troubled debt restructurings are accreted as a credit to the provision for loan losses over the tenor of the restructured loan under U. S. GAAP. Under U.S. GAAP, additional allowances based on present value of expected cash flows are made for restructured loans, which are not performing as per the restructured terms.

Under Indian GAAP, loan accounts subjected to restructuring are upgraded to the standard category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms and the borrower gets reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. The period of one year is from the commencement of the first payment of principal or interest whichever is later on the credit facility with the longest period of moratorium under the restructured terms. However, the process of upgrading under U.S. GAAP is not rule-based and the timing of upgrades may differ across individual loans.

In 2008, the RBI issued guidelines on debt restructuring, which also covered the treatment of funded interest in cases of debt restructuring, that is, instances where interest for a certain period is funded by a Funded Interest Term Loan which is then repaid based on a contracted maturity schedule. In line with these guidelines, the Bank has been providing fully for any interest income which is funded through a Funded Interest Term Loan for cases restructured subsequent to the issuance of the guideline. However, during fiscal 2015, RBI required similar treatment of outstanding FITL pertaining to cases restructured prior to the 2008 guidelines which had not yet been repaid. In view of the above, and since this item relates to prior years, under Indian GAAP, the Bank with the approval of the RBI debited its reserves to fully provide outstanding FITLs that originated prior to the issuance of the guideline. These FITLs relate to pre-2008 restructurings where the borrowers were since been upgraded, and this impact would get reversed as FITLs are repaid. Under US GAAP, the provision on these FITLs had been created based on discounted expected cash flows.

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

Under Indian GAAP, non-performing loans are classified into three categories: sub-standard assets, doubtful assets and loss assets. A loan is classified as sub-standard if interest payments or installments have remained overdue for more than 90 days. A provision of 15.0% is required for all sub-standard loans. An additional provision of 10.0% is required for accounts that are unsecured from the time of origination. A loan is classified as a doubtful loan if it has remained sub-standard for more than twelve months or if the value of security charged to the Bank has been eroded and fallen below 50% of the outstanding loan. A 100% provision/write-off is required with respect to the unsecured portion of the doubtful loans. A 100% provision is required for the secured portion of loans classified as doubtful for more than three years and is recorded in a graded manner as the three year period occurs. The provisions on non-performing retail loans held by the Bank are higher than the mimimum regulatory requirement. A loan is classified as a loss asset if the losses on it are identified or the loan is considered uncollectible. For loans classified as a loss, the entire loan is required to be written off or provided for. In May 2013, the Reserve Bank of India revised its guidelines on restructuring of loans. As per the revised guidelines, loans restructured by the Bank after April 1, 2015 (excluding loans given for implementation of projects in the infrastructure sector and non-infrastructure sector and which are delayed up to a specified period) by re-scheduling principal repayments and/or the interest are classified as non-performing under Indian GAAP. In addition to the provision for the diminution in fair value of the restructured loans, the Bank is required to make loan loss provisions as applicable to non-performing loans for all loans availed by these borrowers.

Under U.S. GAAP, larger balance, non-homogenous exposures representing significant individual credit exposures (both funded and non-funded), are individually evaluated. The evaluation includes considerations of both qualitative and quantitative criteria, including but not limited to, the account conduct, future prospects, repayment history and financial performance. Loans are considered impaired when, based on current information and events, it is probable that the Bank will be unable to collect scheduled payments of principal or interest when due according to the contractual terms of the loan agreement. In addition to the detailed review of significant individual credit exposures, the Bank also classifies its loans based on the overdue status of each account, based on which a loan is assessed for classification as impaired if principal or interest has remained overdue for more than 90 days. The Bank establishes specific allowances for each impaired larger balance, non-homogenous exposure based on either the present value of expected future cash flows or in case of a collateral dependent loan, the net realizable value of the collateral net of cost to sell, if any.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Allowances on performing loans

Under U.S. GAAP, allowances for credit losses on the performing loans are made under FASB Topic 450, “Contingencies”. The Bank estimates the allowance on commercial loans based on the internal estimates of probability of default and loss given default and overall portfolio quality as determined by internal credit ratings. The internal estimates of probability of default and loss given default reflect default rates and recovery experience historically observed by the Bank. The internal credit ratings of exposures reflect current economic conditions and relevant risk factors.

Under Indian GAAP, the allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. The provisioning requirement is a uniform rate of 0.4% for all standard assets except –

•	farm credit to agricultural and the Small and Micro Enterprise sectors, which attract a provisioning requirement of 0.25%,

•	advances to commercial real estate residential and non-residential sectors which attract a provisioning requirement of 0.75% and 1.0% respectively,

In May 2011, the Reserve Bank of India increased the standard asset provisioning on restructured loans to 2.0% in the first two years from the date of restructuring. Loans restructured with a moratorium on payment of interest/principal attract a standard asset provision of 2.0% for the period covering the moratorium and two years thereafter. Restructured accounts which were earlier classified as non-performing advances, when upgraded to the standard category carry a provision of 2.0% in the first year from the date of upgrade. In November 2012, Reserve Bank of India increased the standard asset provision on restructured loans from 2.00% to 2.75%. Standard asset provisions on accounts restructured after June 1, 2013 was increased to 5.0%. The standard asset provision required on accounts restructured before June 1, 2013 was increased to 3.5% from March 31, 2014 and further increased to 4.25% from March 31, 2015 and 5.0% from March 31, 2016.

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

● Credit card receivables and unsecured personal loans: overdue for 3 continuous years

● Other consumer loans: overdue for 5 continuous years

The same criteria are used for charge off of impaired loans under U.S. GAAP.

The Bank transfers certain loans to borrower specific funds/trusts managed by asset reconstruction companies in exchange for security receipts issued by the funds/trusts, as part of the strategy for resolution of non-performing assets. The funds/trusts have been set up by the asset reconstruction companies under enacted debt recovery legislation in India and they aim to improve the recoveries of banks on non-performing assets by aggregating lender interests and speeding up the enforcement of security interests by lenders. While under Indian GAAP, such transfers are recognized as a sale, under U.S. GAAP these transfers are not recognized as a sale due to the following reasons:

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

• Certain transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing”, as the Bank retains the risks and rewards in such transfers.

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

Rupees in million

Reconciling items	Year ended March 31,
	2016	2015	2014
Differences due to provision on loans classified as troubled debt restructuring under U.S. GAAP (includes cases transferred to asset reconstruction company)	(23,023.6)	(3,841.8)	14.4

Differences due to provisions on loans classified as other impaired under U.S. GAAP[1]	(44,630.8)	(2,485.5)	(5,946.3)

Differences due to provisions created on performing assets	3,637.5	(1,459.2)	(2,788.5)

Differences due to collective contingency and related reserve under Indian GAAP	36,000.0	..	..
	(28,016.9)	(7,786.5)	(8,720.4)

1.	Includes provision on smaller balance homogeneous loans.

The differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, as described above, result in timing differences in the recognition of such losses.

The aggregate provisions on troubled debt restructured loans and other impaired loans under U.S. GAAP were higher as compared to Indian GAAP, during above periods, primarily due to higher provision on commercial loans under U.S. GAAP as compared to Indian GAAP reflecting higher additions to non-performing loans. In fiscal 2016, aggregate provision on troubled debt restructured loans and other impaired loans under U.S. GAAP increased significantly, as compared to Indian GAAP, due to significantly higher additions to impaired loans under U.S. GAAP as compared to Indian GAAP. Further, provisions were also impacted due to differences in method of measurement of provisions between Indian GAAP and U.S. GAAP, as discussed above.

Provision on performing loans increased under Indian GAAP at March 31, 2016 as compared to March 31, 2015. However, the provision on performing loans under U.S. GAAP remained at similar level at March 31, 2016 as compared to March 31, 2015 due to higher slippage of performing loans to impaired loans classification under U.S. GAAP. This resulted in positive impact under U.S. GAAP as compared to Indian GAAP during the year ended March 31, 2016.

There are uncertainties in respect of certain sectors due to weak global economic environment, sharp downturn in the commodity cycle, gradual nature of the domestic economic recovery and high leverage. The key sectors that have been impacted include iron and steel, mining, power, rigs and cement. In view of uncertainties relating to these sectors and the time it may take to resolve its exposure to these sectors, the Bank made a collective contingency and related reserve under Indian GAAP during the year ended March 31, 2016, amounting to Rs. 36,000.0 million towards its exposures to these sectors and certain promoter entities where the underlying is partly linked to these sectors. This reserve is over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines but, as a prudent matter, is permitted under Reserve Bank of India guidelines and Indian GAAP. Under U.S. GAAP, there was no collective contingency and related reserve taken to provide for its exposure to these sectors, but these exposures were individually assessed for impairment and an allowance for loan losses was made based on present value of expected cash flows for exposures identified as impaired, which are included in line item “Differences due to provision on loans classified as troubled debt restructuring under U.S. GAAP (includes cases transferred to asset reconstruction company)” and “Differences due to provisions on loans classified as other impaired under U.S. GAAP”.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The cumulative provisions under U.S. GAAP at March 31, 2016 continue to be higher than the cumulative provisions held under Indian GAAP as shown in the statement of stockholders’ equity reconciliation.

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

During fiscal 2011, ICICI Bank acquired Bank of Rajasthan Limited through exchange of common stock. The acquisition of the Bank of Rajasthan Limited was accounted for under Indian GAAP as per the Reserve Bank of India approved scheme of merger. Under Indian GAAP, the purchase consideration was determined to be Rs. 341.8 million based on the paid-up value of common stock issued. Under U.S. GAAP, the purchase consideration was determined as the fair value of total consideration transferred, based on ASC Topic 805, “Business Combinations”, at Rs. 32,929.6 million. The impact of this, and some other non-significant factors relating to the accounting of business combinations, resulted in an increase in reconciliation differences of Rs. 32,682.7 million in stockholders’ equity reconciliation due to accounting of business combinations for acquisition of Bank of Rajasthan in fiscal 2011. Under U.S. GAAP, goodwill of Rs. 27,120.9 million and definite life intangible assets of Rs. 3,898.0 million have been recorded as per ASC 805, “Business Combinations”, and FASB ASC Topic 350, “Intangibles – Goodwill and others”. Under Indian GAAP, no goodwill and intangible assets were recognized as per scheme of merger approved by the Reserve Bank of India.

Further, for certain other acquisitions made by the Group, no goodwill and intangibles have been accounted for under Indian GAAP primarily due to accounting for the amalgamation by the pooling of interests method and as per scheme of merger approved by Reserve Bank of India. However, under U.S. GAAP, goodwill has been accounted for in accordance with FASB ASC Topic 805, “Business Combinations”.

Under U.S. GAAP subsequent to the adoption of ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2016.

Under U.S. GAAP intangible assets with finite useful life are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period.

The following table sets forth, the estimated useful lives of intangible assets.

No. of years
Customer-related intangibles	10
Core deposits	2 to 5
Operating lease	7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for business combinations under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2016	2015	2014
Amortization of intangibles	(182.3)	(490.3)	(848.3)
Others	(232.4)	(190.6)	71.5
Total difference in business combinations	(414.7)	(680.9)	(776.8)

c) Consolidation

The differences on account of consolidation are primarily on account of:

1.	Consolidation of insurance subsidiaries;

2.	Equity affiliates and majority owned subsidiaries; and

3.	Consolidation of variable interest entities.

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

Rupees in million

Reconciling items	Year ended March 31,
	2016	2015	2014
Profit/(loss) as per U.S. GAAP for insurance subsidiaries	22,716.1	19,842.7	19,175.2
Less: Profit/(loss) as per Indian GAAP for insurance subsidiaries	21,576.0	21,700.1	20,769.5
Net reconciliation difference for insurance subsidiaries (1)	1,140.1	(1,857.4)	(1,594.3)
Profit/(loss) from insurance subsidiaries attributable to the Group(2)	816.9	(1,362.2)	(1,164.3)
Profit/(loss) from equity affiliates and majority owned subsidiaries	2,339.0	(2,526.4)	(1,609.4)
Profit/(loss) on consolidation of variable interest entities and special purpose entities(3)	(112.8)	(96.6)	1,595.8
Total differences in consolidation	3,043.1	(3,985.2)	(1,177.9)

1.	Represents total differences in profit/(loss) between Indian GAAP and U.S. GAAP for life insurance and general insurance subsidiaries, as noted separately below.

2.	Represents the Group’s share of profit/(loss) in “Net reconciliation difference for insurance subsidiaries” and excludes the share of non-controlling interest holders. The Group owns part, not all, of the insurance subsidiaries. As such, only a portion of “Net reconciliation difference for insurance subsidiaries” is attributable to the Group; the rest is attributable to non-controlling interest holders. The share attributable to the Group constitutes the “Profit/(loss) from insurance subsidiaries attributable to the Group.” Reconciling items pertaining to significant differences between Indian GAAP and U.S. GAAP for life insurance subsidiary and for general insurance subsidiary are discussed separately below.

3.	Does not include any amount that is attributable to non-controlling interest holders.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Life insurance subsidiary

The significant differences between Indian GAAP and U.S. GAAP in case of the life insurance subsidiary are primarily on account of:

i) Difference in statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost

Statutory reserve

Reserves under Indian GAAP are held as per the requirements of the Insurance Regulatory and Development Authority of India and Practise Standards of the Institute of Actuaries of India. Accordingly, the reserves are computed using the Gross Premium Method (reserves are computed as the present value of future benefits including future bonuses and the present value of expenses including overheads and are net of the present value of future total premiums, paid by policyholders). The discount rates used are on prudent basis which change at every financial year end. Reserves under U.S. GAAP are valued using the Modified Net Premium Method as per the valuation norms prescribed under U.S. GAAP. The liability under U.S. GAAP consists of two parts, namely, policy reserves (comprising benefit reserve and maintenance expense reserve) and deferred premium liability.

The benefit reserve is computed as the present value of guaranteed benefits less the present value of the net premium for benefits. The maintenance expense reserve is computed as the present value of maintenance expenses less the present value of net premiums for maintenance expenses. Deferred premium liability is held in accordance with ASC Topic 944-40-25-28 for products where the premium paying term is shorter than the policy term so as to allow the emergence of the profits over the entire policy term. The discount rates used for non-linked products represent best estimate with a provision for adverse deviation and are on locked-in basis, where the assumptions change at every financial year end only for the new business sold with in the financial year. Under unit-linked products, the excess of initial charges over ultimate charges is held as unearned revenue reserve to allow for the emergence of the profit over the term of the policy. The discount rates used are on best estimate basis and change at every financial year end.

Unallocated policyholders’ surplus

Unallocated policyholders’ surplus represents amount to be set aside for policyholders under participating products as required under U.S. GAAP.

Amortization of deferred acquisition cost

Under Indian GAAP, acquisition cost is charged to the revenue account in the year in which it is incurred whereas under U.S. GAAP, the same is deferred over the policy term. The deferred acquisition costs are amortized in proportion to premium revenue recognition for traditional insurance products and based on the estimated gross profits (EGP) for unit linked and universal life products as per ASC Topic “Financial Servcies – Insurance”. Accordingly, only certain acquisition costs specified in Accounting Standards Update 2010-26 can be deferred that are related directly to the successful acquisition of new or renewal insurance contracts.

ii) Actuarial reserves on lapsed policies

Under U.S. GAAP, certain actuarial reserves on lapsed policies created in earlier years are released through the profit and loss account. The release of such actuarial reserves has been accounted as funds for future appropriations as a balance sheet item under Indian GAAP. After expiry of reinstatement period, funds for future appropriation is released in profit & loss account on recommendation of Appointed Actuary.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

iii) Compensation costs

Accounting for employee stock options

Under Indian GAAP, stock compensation costs are accounted for using the intrinsic value method as compared to U.S. GAAP where the compensation costs have been accounted for based on fair value method.

Retirement benefit cost

Under Indian GAAP, all actuarial gains/losses are recognized on the balance sheet of the enterprise in the year in which they arise through suitable credit/debit in the profit and loss account of the year. Under U.S. GAAP, actuarial gains/losses are accounted in Other Comprehensive Income. Subsequently cumulative actuarial gain/loss lying in the Other Comprehensive Income which is over and above 10% corridor is amortized through profit and loss account. Further, discount rate for computing benefit obligation is linked to yield on high quality fixed income securities in U.S. GAAP as compared to yield on government securities under Indian GAAP.

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

Rupees in million

Reconciling items	Year ended March 31,
	2016	2015	2014
Profit/(loss) as per Indian GAAP	16,501.5	16,343.9	15,655.9
Adjustments on account of
Difference in statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost	2,895.1	(7,119.2)	3,708.6
Actuarial reserves on lapsed policies.	131.6	(279.4)	(1,304.1)
Compensation costs.	107.6	(80.1)	33.6
Unrealized gain/(loss) on trading portfolio of participating funds.	(1,627.7)	7,732.5	(1,397.0)
Deferred taxes.	(120.8)	(741.7)	(141.1)
Others.	(33.0)	(32.8)	(3.0)
Profit/(loss) as per U.S. GAAP	17,854.3	15,823.2	16,552.9

Under U.S. GAAP, unrealized gain/(loss) on trading portfolio of participating funds was Rs. (1,627.7) million in fiscal 2016 primarily due to subdued equity market in India in fiscal 2016. This loss resulted in a lower liability for unallocated policyholder’s surplus in fiscal 2016 under U.S. GAAP as compared to fiscal 2015. Unallocated policyholder’s surplus movement resulted in a higher profit of Rs. 1,526.8 million under U.S. GAAP in fiscal 2016.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under U.S. GAAP, unrealized gain/(loss) on trading portfolio of participating funds was Rs. 7,732.5 million in fiscal 2015 primarily due to improved equity market conditions in India in fiscal 2015. This gain resulted in a higher liability for unallocated policyholder’s surplus in fiscal 2016 under U.S. GAAP as compared to fiscal 2014. Unallocated policyholder’s surplus movement resulted in a lower profit of  by Rs. 4,692.6 million under U.S. GAAP in fiscal 2015.

The following table sets forth, for the periods indicated, the components of deferred tax in net income reconciliation of the life insurance subsidiary.

Rupees in million

Reconciling items	Year ended March 31,
	2016	2015	2014
Application of enacted tax rates in force at balance sheet date	(52.9)	..	(96.4)
Tax impact of all U.S. GAAP adjustments over Indian GAAP	(67.9)	(741.7)	(44.7)
Total differences in deferred taxes	(120.8)	(741.7)	(141.1)

General insurance subsidiary

The significant differences between Indian GAAP and U.S. GAAP in case of the general insurance subsidiary are primarily on account of:

i) Provision for reinsurance commission

Under Indian GAAP, reinsurance commission on business ceded is recognized as income in the year of the ceding of the risk. Under U.S. GAAP, proceeds from reinsurance transactions that represent recovery of acquisition costs are reduced from unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized.

ii) Amortization of deferred acquisition costs

Under Indian GAAP, acquisition cost is charged as expense to the revenue account in the year in which it is incurred whereas under U.S. GAAP the same is capitalized and charged to expense in proportion to premium revenue recognized as per ASC Topic 944 “Financial Services-Insurance”. Accordingly, only certain acquisition costs specified in Accounting Standards Update 2010-26 can be deferred that are related directly to the successful acquisition of new or renewal insurance contracts.

iii) Premium deficiency

 Under Indian GAAP, premium deficiency is recognized if the sum of the expected claims costs, related expenses and maintenance costs exceed related unearned premiums. Under Indian GAAP, for assessment of premium deficiency, line of business are segmented under “Fire”, “Marine”, “Miscellaneous” segments (uptill fiscal 2015 premium deficiency was assessed at the Company level). Under U.S. GAAP premium deficiency is assessed for each line of business and recognized in the revenue account if the sum of expected claim costs and claims adjustment expenses, expected dividends to policyholders, un-amortized acquisition costs and maintenance costs exceed related unearned premiums.

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

Accounting for employee stock options

Under Indian GAAP, stock compensation costs are accounted for by the intrinsic value method as compared to U.S. GAAP where the compensation costs have been accounted for at the fair value method in accordance with the requirement of FASB ASC Topic 718 “Compensation-Stock Compensation”.

Retirement benefit cost

Under Indian GAAP, all actuarial gains/losses are recognized on the balance sheet of the enterprise in the year in which they arise through suitable credit/debit in the profit and loss account of the year. Under U.S. GAAP, actuarial gains/losses are accounted in Other Comprehensive Income. Subsequently cumulative actuarial gain/loss lying in the Other Comprehensive Income which is over and above 10% corridor is amortized through profit and loss account. Further, discount rate for computing benefit obligation is linked to yield on high quality fixed income securities in U.S. GAAP as compared to yield on government securities under Indian GAAP.

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

Rupees in million

Reconciling items	Year ended March 31,
	2016	2015	2014
Profit as per Indian GAAP	5,074.5	5,356.1	5,113.6
Adjustments on account of
Provision for reinsurance commission	(985.8)	(1,886.1)	(1,419.8)
Amortization of deferred acquisition costs	540.9	365.5	348.0
Premium deficiency	..	..	17.3
Compensation costs	(15.1)	(7.3)	(39.7)
Deferred taxes	174.0	229.1	(1,426.7)
Others	73.3	(37.8)	29.6
Profit/(Loss) as per U.S. GAAP	4,861.8	4,019.5	2,622.3

The following table sets forth, for the periods indicated, the components of deferred tax in net income reconciliation of the general insurance subsidiary.

Rupees in million

Reconciling items	Year ended March 31,
	2016	2015	2014
Application of enacted tax rates in force at balance sheet date	48.8	(7.5)	157.1
Deferred tax on unabsorbed depreciation or carried forward losses	..	(276.8)	(1,597.1)
Tax impact of all U.S. GAAP adjustments over Indian GAAP	125.2	513.4	13.3
Total differences in deferred taxes	174.0	229.1	(1,426.7)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under Indian GAAP, the Group has not consolidated certain entities in which investments are intended to be temporary. However under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall”. Under Indian GAAP, investment in 3i Infotech Limited was not accounted as per equity method based on the severe long-term restrictions on 3i Infotech Limited under restructuring arrangement that impair the ability of 3i Infotech Limited to transfer funds to its investors and the Group’s intention to reduce the stake in 3i Infotech Limited below 20% in the future. However, under U.S. GAAP, this entity was accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investments – Equity Method and Joint Ventures” up till fiscal 2015. In fiscal 2016, the Group sold its equity holdings in 3i Infotech Limited resulting in total equity holding below 5.0% at March 31, 2016. Accordingly, in fiscal 2016, the Group discontinued accounting of 3i Infotech Limited as an associate under U.S. GAAP, resulting in a net gain of Rs. 2,327.1 million in the consolidated financial statements representing reversal of loss pick-up in 3i Infotech Limited in previous years. The loss pick up for 3i Infotech Limited for the year ended March 31, 2015 and March 31, 2014 amounted to Rs. 2,671.6 million and Rs. 1,176.5 million respectively under U.S. GAAP.

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

Due to these differences in the Bank’s accounting of securitization transactions, the timing of recognition of income and provision for loan losses differ under U.S. GAAP and Indian GAAP. The difference between Indian GAAP and U.S. GAAP on securitization accounting resulted in a loss of Rs. 101.4 million in fiscal 2015 and a gain of Rs. 142.1 million in fiscal 2016 under US GAAP as compared to Indian GAAP.

Further, the Bank has extended loans to overseas entities for secondary market purchase of Foreign Currency Convertible Bonds (FCCBs) issued by Indian companies, in accordance with the contractual terms. These entities are not consolidated under Indian GAAP. Under U.S. GAAP, these entities are consolidated as VIE. Under Indian GAAP, the Bank recorded an allowance for loan losses against loans extended to these VIEs. The difference in accounting has resulted in a net loss of Rs. 254.9 million and a net gain of Rs. 4.8 million for the year ended March 31, 2016 and March 31, 2015 respectively under U.S. GAAP as compared to Indian GAAP.

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

In fiscal 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring under which conversion of debt into equity and acquisition of ownership interests in the borrower by banks is allowed. The Reserve Bank of India has exempted banks from consolidation of these entities. Under U.S. GAAP, these entities were considered as equity affiliates. The Bank opted for fair value option of these equity affiliates under ASC Topic 825 “Financial Instruments”. Accordingly, fair value changes in the loan and equity shares were accounted through income statement.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for valuation of debt and equity securities under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2016	2015	2014
Impact of differences in mark-to-market accounting for held for trading and available for sale securities	5,135.6	1,142.2	(1,535.2)
Other than temporary impairment on AFS securities under U.S. GAAP	(6,676.2)	(3,759.6)	(2,315.3)
Unrealized gain/loss in venture funds recognized in reserve & surplus under Indian GAAP, which is accounted for in net income under U.S. GAAP	(110.4)	(122.4)	(119.9)
Impact of currency revaluation on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in other comprehensive income under U.S. GAAP	(1,151.9)	379.1	(2,491.7)
Others	(2,729.1)	196.4	665.3
Total	(5,532.0)	(2,164.3)	(5,796.8)

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Retirement benefit cost

Under Indian GAAP, all actuarial gains/losses are recognized on the balance sheet of the enterprise in the year in which they arise through suitable credit/debit in the profit and loss account of the year. Under U.S. GAAP, actuarial gains/losses are accounted in Other Comprehensive Income. Subsequently cumulative actuarial gain/loss lying in the Other Comprehensive Income which is over and above 10% corridor is amortized through profit and loss account. Further, discount rate for computing benefit obligation is linked to yield on high quality fixed income securities in U.S. GAAP as compared to yield on government securities under Indian GAAP.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for amortization of fees and costs under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2016	2015	2014
Loan origination fees and costs	7,034.8	8,141.9	6,766.1
Retirement benefit costs	965.5	2,350.9	268.0
Amortization of other costs	(108.2)	(307.3)	(164.5)
Total differences in amortization of fees and costs	7,892.1	10,185.5	6,869.6

The amortization of loan origination fees and costs resulted in higher income under U.S. GAAP as compared to Indian GAAP by Rs. 7,034.8 million in fiscal 2016, by Rs. 8,141.9 million in fiscal 2015 and by Rs. 6,766.1 million in fiscal 2014 primarily due to higher direct loan origination costs in consumer loans and higher amortization of previous periods unamortized fees on commercial loans.

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

Under U.S. GAAP, the Group has designated certain derivatives as fair value and cash flow hedges of certain interest bearing assets and liabilities under ASC Topic 815. At the inception of a hedge transaction, the Group formally documents the hedge relationship and the risk management objective and strategy for undertaking the hedge. This process includes identification of the hedging instrument, hedged item, risk being hedged and the methodology for assessing effectiveness and measuring ineffectiveness of the hedge. In addition, the Group assesses both at the inception of the hedge and on an ongoing basis, whether the derivative used in the hedging transaction is effective in offsetting changes in fair value or cash flows of the hedged item, and whether the derivative is expected to continue to be highly effective. The Group assesses the effectiveness of the hedge instrument at inception and continually on a quarterly basis. The impact of changes in fair values of both the hedging instrument and the hedged item is included in the income statement. The Group has also designated certain forward contracts as hedging instruments for its certain net investments in foreign operations which are accounted for in accordance with ASC Topic 815.

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

i) Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of tax impact of all U.S. GAAP adjustments over Indian GAAP; deferred taxes are recognized on undistributed earnings of subsidiaries and affiliates under U.S. GAAP while under Indian GAAP no deferred taxes are recognized on undistributed earnings of subsidiaries and affiliates; and under Indian GAAP, deferred tax assets or liabilities are recognized based on substantively enacted tax rates, whereas under U.S. GAAP, these are recognized on enacted tax rates in force at the balance sheet date.

The Bank has paid current taxes and created a deferred tax asset on the foreign currency translation reserves pertaining to its overseas branches under Indian GAAP. Under U.S. GAAP no deferred taxes are recognized on undistributed earnings of overseas branches where current taxes have been incurred.

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

Under Indian GAAP, no deferred tax is recognized on property and equipment, which are not depreciable under tax laws. Under U.S. GAAP, deferred tax is recognized on the temporary difference on such assets after considering the indexation benefit available under tax laws.

The following table sets forth, for the periods indicated, the components of deferred tax in net income reconciliation.

Rupees in million

Reconciling items	Year ended March 31,
	2016	2015	2014
Deferred tax on undistributed earnings of subsidiaries, branches and affiliates	(683.2)	1,877.3	(3,109.8)
Application of enacted tax rates in force at balance sheet date	257.0	(257.0)	1,126.9
Deferred tax where current tax has been incurred on foreign currency translation reserves	(5,877.5)	..	..
Deferred tax on unabsorbed depreciation or carried forward losses	(3,709.7)	2,403.2	892.6
Deferred tax on Special Reserve	4,574.9	3,738.6	3,042.6
Deferred tax on temporary difference on property and equipment	878.4	..	..
Tax impact of all U.S. GAAP adjustments over Indian GAAP	12,097.2	3,820.9	3,238.6
Total differences in deferred taxes	7,537.1	11,583.0	5,190.9

At March 31, 2016, the stockholders’ equity was higher by Rs. 36,124.9 million (March 31, 2015: Rs. 27,455.0 million), under U.S. GAAP as compared to Indian GAAP on account of deferred tax adjustments, of which Rs. 2,063.5 million was due to deferred tax on undistributed earnings of subsidiaries, branches and affiliates, Nil was due to enacted tax rates, Rs. (5,877.5) million was due to deferred tax where current tax has been incurred on foreign currency translation reserves pertaining to overseas branches, Nil was due to deferred tax on carried forward losses, Rs. 26,632.2 million was due to deferred tax on Special Reserve, Rs. 878.4 million due to deferred tax on temporary difference on property and equipment, and Rs. 12,428.3 million was due to tax impact of other U.S. GAAP adjustments over Indian GAAP (March 31, 2015: Rs. (5.7) million, Rs. (257.0) million, Nil, Rs. 3,709.7 million, Rs. 21,677.5 million, Nil and Rs. 2,330.5 million respectively).

j) Others

Under Indian GAAP, on the disposal/partial disposal of a non-integral foreign operation, the cumulative/proportionate amount of the exchange differences which has been accumulated in the foreign currency translation reserve and which refers to that operation are recognized as income or expenses in the same period in which the gain or loss on disposal is recognized. Under U.S. GAAP, gain or loss accumulated in the foreign currency translation reserve is recognized in the income statement only on complete/substantially complete disposal of a non-integral foreign operation, resulting in lower profit of Rs. 9,411.9 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2016 (Rs 7,541.4 million and Rs. 2,225.5 miliion for the year ended March 31, 2015 and 2014 respectively).

Under Indian GAAP, the Bank revalued its fixed assets by creating revaluation reserve amounting to Rs. 28,174.7 million in fiscal 2016. Under U.S. GAAP, the Bank continued to account its fixed assets on cost basis under ASC Topic 360 – Property, Plant and Equipment, resulting in lower net-worth by Rs. 28,174.7 million under U.S. GAAP as compared to Indian GAAP.

k) Proposed dividend

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the Group’s involvement with consolidated and unconsolidated VIEs in which the Group holds significant variable interests at March 31, 2016.

 Rupees in million

Particulars	Significant investment in unconsolidated VIEs	Investment in consolidated VIEs	Total investment in VIE assets (gross assets)
Funded
Mortgaged backed securitizations	..	7,386.3	7,386.3
Asset backed securitizations	..	..	..
Loans	..	191.6	191.6
Total funded	..	7,577.9	7,577.9
Non-funded
Mortgaged backed securitizations	..	..	..
Asset backed securitizations	..	..	..
Others	..	..	..
Total non-funded	..	..	..
Total	..	7,577.9	7,577.9

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

Rupees in million

Particulars	At March 31, 2016	At March 31, 2015
Cash	50.1	47.5
Investments	319.3	477.1
Loans	8,307.4	5,884.1
Others	—	0.9
Total assets	8,676.8	6,409.6
Borrowings	4,306.6	6,012.7
Other liabilities	—	50.4
Total liabilities	4,306.6	6,063.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Bank invests in pass through certificates of securitization trusts with underlying retail loans originated by other entities. The carrying value of such investments was Rs. 94,221.6 million at March 31, 2016 (March 31, 2015: Rs. 117,111.8 million). The Bank is not the primary beneficiary of these trusts based on its assessment under ASC Subtopic 810-10 - Consolidation – overall, as the originator retains the risks and rewards. Further, neither was the Bank the transferor of assets to these VIEs, nor was the Bank involved in the design of these VIEs. The maximum exposure to loss from the Bank’s involvement in these trusts is the carrying value of the investments.

b) Fair value accounting of financial interests

In fiscal 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring under which conversion of debt into equity and acquisition of ownership interests in the borrower entity by banks is allowed. The Bank, along with other lenders, converted a portion of its loans to certain entities into equity as per this guideline. Such conversion also allows each lender, the right to nominate directors on the Board of the borrower entity. Although these entities were considered as equity affiliates under ASC Subtopic 323-10 because of deemed significant influence due to ownership interests and management rights, the intention of the Bank is to safeguard the debt recovery and not to get an economic benefit from the operations of these entities. Accordingly, the Bank opted for fair value option for accounting these affiliates and the loans and equity share investments in these entities were fair valued through income statement under ASC Subtopic 825-10 “Financial Instruments”.

The fair value of loans to these entities at March 31, 2016 is Rs. 16,225.4 million as compared to the outstanding loan amount of Rs. 22,988.0 million (including fair value of Rs. 8,670.2 million for loans which are more than 90-days past due with a fair value loss of Rs. 4,416.6 million). The difference of Rs. 6,762.6 million between the fair value and the outstanding loan amount, which represents loss arising due to fair valuation, has been recognized as a charge to income during the current period. The Bank has not recognized interest separately on these loans. Further, a loss of Rs. 715.9 million has been recognized as a charge to income due to fair value changes in the equity investments in these entities.

The Bank’s shareholding in these entities at March 31, 2016 is as below:

S. No	Name of the entity	Ownership interest
1.	Lanco Teesta Hydro Power Limited	17.19%
2.	Gammon India Limited	10.86%
3.	Coastal Projects Limited	7.79%
4.	IVRCL Limited	4.66%
5.	Monnet Ispat and Energy Limited	2.73%

c) Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held for trading.

Rupees in million

Debt securities	At March 31, 2016	At March 31, 2015
Government securities	166,707.3	139,045.6
Other debt securities	143,812.6	136,730.3
Total debt securities	310,519.9	275,775.9
Equity shares	56.7	3,320.1
Mutual funds	..	843.0
Total	310,576.6	279,939.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2016
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	184,592.0	5,083.7	(2,431.8)	187,243.9
Government securities	1,126,385.0	11,585.8	(2,945.1)	1,135,025.7
Other debt securities	124,231.0	1,486.3	(2,726.8)	122,990.5
Total debt securities	1,435,208.0	18,155.8	(8,103.7)	1,445,260.1
Equity securities	5,439.8	1,272.2	(243.4)	6,468.6
Other securities	9,866.6	1,537.6	(156.8)	11,247.4
Total	1,450,514.4	20,965.6	(8,503.9)	1,462,976.1

Rupees in million

	At March 31, 2015
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	174,350.0	5,130.8	(660.4)	178,820.4
Government securities	1,070,785.8	13,578.7	(4,447.5)	1,079,917.0
Other debt securities	141,383.0	4,044.1	(2,191.7)	143,235.4
Total debt securities	1,386,518.8	22,753.6	(7,299.6)	1,401,972.8
Equity securities	7,568.4	1,447.7	(283.4)	8,732.7
Other securities	8,748.5	894.2	(396.8)	9,245.9
Total	1,402,835.7	25,095.5	(7,979.8)	1,419,951.4

The Group’s investments portfolio also contains investments held by its venture capital subsidiaries and investment in non-readily marketable securities and investment in affiliates. The fair value of investments held by the venture capital subsidiaries was Rs. 239.5 million and Rs. 479.9 million at March 31, 2016 and March 31, 2015 respectively. Non-readily marketable securities primarily represent securities acquired as a part of project financing activities or conversion of loans in debt restructurings. The investment in non-readily marketable securities and investment in affiliates was Rs. 78,203.2 million and Rs. 85,168.6 million at March 31, 2016 and March 31, 2015 respectively. Further, the Bank has opted for fair value accounting of equity investments amounting to Rs. 2,997.9 million at March 31, 2016 under ASC Subtopic 825-10 “Financial Instruments”.

d) Fair value measurements

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

Level 2

Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from valuation models which use significant inputs that are observable in active markets. Inputs used include interest rates, yield curves, volatilities, credit spreads, which are available from public sources like Reuters, Bloomberg, Foreign Exchange Dealers Association of India and Fixed Income Money Markets & Derivatives Association of India.

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

India-linked non-Rupee denominated bonds price is valued by discounting cash flows using rates published by fair market spreads published by Bloomberg/ Reuters corresponding to the international foreign currency ratings of the issuer (capped at international sovereign rating). Some bonds and asset backed commercial paper have been valued at amortized cost net of impairment or based on prices available from Bloomberg which are developed using internal estimates and assumptions. A reduction in the expected cash flows of these instruments will adversely impact the value of these bonds. Similarly an increase in the interest rates or credit spreads will have an adverse impact on the value of these bonds. The value of retained interest in securitizations in Bank’s Canadian subsidiary, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, is similarly impacted by the amount and timing of cash flows from the underlying mortgage assets.

The Group values the India linked credit derivatives at a combination of market quotes and cash flow discounting using spreads published by Fixed Income Money Markets & Derivatives Association of India corresponding to the domestic ratings of the issuer which is then adjusted with the additional spread mark ups depending on the liquidity of such financial instruments. Venture fund units and security receipts are valued at the net asset value received from the funds and the asset reconstruction companies (ARCs). The funds and ARCs make a number of assumptions with regard to various variables to arrive at the net asset values. In case of private equity investments, the inputs used include the valuation multiples for comparable listed companies and adjustments for illiquidity and other factors.

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

The valuation of certain loans, which have been fair valued as per ASC Subtopic 825-10, is dependent on the estimated cash flows that the underlying borrowers would pay out. The Bank makes a number of assumptions with regard to various variables to arrive at the estimated cash flows. The cash flow schedule is discounted at the current interest rate, which the Bank is likely to offer to borrowers in the similar rating grades, which are not market observable. Accordingly, these loans are classified as Level 3 assets. The value of such loans will be impacted by changes in amount and timing of the estimated cash flows from the borrowers.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2016 and the level of inputs used to measure those products.

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Investments
Equity securities	6,138.7	123.4	3,473.5	9,735.6
Government debt securities	137,435.3	1,164,297.7	..	1,301,733.0
Corporate debt securities	78,663.3	119,414.9	11,035.6	209,113.8
Mortgage and other asset backed securities	5,268.3	..	98,066.4	103,334.7
Others[1]	51,167.4	96,821.4	4,884.2	152,873.0
Total investments	278,673.0	1,380,657.4	117,459.7	1,776,790.1
Derivatives (positive mark-to-market)
Interest rate derivatives[2]	..	38,096.8	63.0	38,159.8
Currency derivatives (including foreign exchange derivatives)[3]	1,697.2	56,883.5	..	58,580.7
Equity derivatives	0.9	529.1	..	530.0
Un-funded credit derivatives	..	..	13.1	13.1
Total positive mark-to-market	1,698.1	95,509.4	76.1	97,283.6
Derivatives (negative mark-to-market)
Interest rate derivatives[2]	(23.9)	(19,520.9)	(29.1)	(19,573.9)
Currency derivatives (including foreign exchange derivatives)[3]	(829.9)	(56,667.9)	..	(57,497.8)
Equity derivatives	(0.7)	..	..	(0.7)
Un-funded credit derivatives	..	..	(12.3)	(12.3)
Total negative mark-to-market	(854.5)	(76,188.8)	(41.4)	(77,084.7)
Borrowing
Bonds	..	(559,279.3)	..	(559,279.3)
Total borrowings	..	(559,279.3)	..	(559,279.3)
Loans
Loans	..	..	16,225.4	16,225.4
Total loans	..	..	16,225.4	16,225.4

1.	Includes primarily certificate of deposits, commercial paper, mutual funds and venture capital units.

2.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

3.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2015 and the level of inputs used to measure those products.

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Investments
Equity securities	10,240.1	260.8	2,031.7	12,532.6
Government debt securities	199,795.0	1,019,167.5	..	1,218,962.5
Corporate debt securities	69,827.4	134,379.7	1,384.2	205,591.3
Mortgage and other asset backed securities	8,413.8	54.9	120,280.0	128,748.7
Others[1]	40,709.4	88,827.8	4,998.0	134,535.2
Total investments	328,985.7	1,242,690.7	128,693.9	1,700,370.3
Derivatives (positive mark-to-market)
Interest rate derivatives[2]	..	37,991.4	155.9	38,147.3
Currency derivatives (including foreign exchange derivatives)[3]	555.6	68,753.1	..	69,308.7
Equity derivatives	2.1	337.8	..	339.9
Un-funded credit derivatives	..	..	18.3	18.3
Total positive mark-to-market	557.7	107,082.3	174.2	107,814.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Derivatives (negative mark-to-market)
Interest rate derivatives[2]	(17.0)	(21,926.8)	(85.4)	(22,029.2)
Currency derivatives (including foreign exchange derivatives)[3]	(2,028.9)	(77,230.9)	..	(79,259.8)
Equity derivatives	(3.3)	..	..	(3.3)
Un-funded credit derivatives	..	..	(16.9)	(16.9)
Total negative mark-to-market	(2,049.2)	(99,157.7)	(102.3)	(101,309.2)
Borrowing
Bonds	..	(523,287.7)	..	(523,287.7)
Total borrowings	..	(523,287.7)	..	(523,287.7)
Loans
Loans	..	..	..	..
Total loans	..	..	..	..

1.	Includes primarily certificate of deposits, commercial paper, mutual funds and venture capital units.

2.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

3.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

For certain products, the valuations based solely on market participant quotes/spreads were considered inadequate due to relatively inactive markets and hence alternative valuation methodology has been used. The market for these instruments remains illiquid as on March 31, 2016 and the sole reliability of market quotes remain inadequate as on the reporting date. Bonds which have been identified as illiquid and are valued based on the prices of similar assets or at a weighted average price derived from market quotes and valuation models have been classified as Level 2 or Level 3 instruments based on inputs used in valuation.

Transfers between Levels of the fair value hierarchy

Government securities of Rs. 62,784.5 million and equity shares of Rs. 76.1 million were transferred from Level 1 to Level 2 as these securities were valued based on quoted prices in markets which were not active at March 31, 2016 as compared to valuation based on quoted prices in active market at March 31, 2015. Corporate debt securities of Rs. 9,885.0 million were transferred from Level 1 to Level 2 as these securities were valued based on internal valuation using market observable inputs at March 31, 2016 as compared to valuation based on quoted price at March 31, 2015.

Corporate debt securities of Rs. 2,286.0 million and government securities of Rs. 89.5 million were transferred from Level 2 to Level 1 as these securities were valued based on quoted prices at March 31, 2016 as compared to valuation based on internal valuation using market observable inputs at March 31, 2015. Equity shares of Rs. 10.6 million were transferred from Level 2 to Level 1 as these securities were valued based on quoted prices in active market at March 31, 2016 as compared to valuation based on quoted prices in markets which were not active at March 31, 2015.

Corporate debt securities of Rs 10,494.5 million and other investments of Rs. 719.2 million were transferred from Level 2 to level 3 as the valuation of these securities was based on significant management estimation or unobservable market inputs at March 31, 2016 as compared to valuation based on internal valuation using market observable inputs at March 31, 2015. Equity shares of Rs. 149.6 million were transferred from Level 2 to level 3 as the valuation of these securities was done based on unobservable market inputs at March 31, 2016 as compared to valuation based on quoted prices in markets which were not active at March 31, 2015.

Equity of Rs. 59.2 million was moved out from Level 3 as these investments were accounted for at cost at March 31, 2016.

Cost method equity shares of Rs. 337.2 million were transferred to Level 3 as fair value of these securities was determined for impairment provision at March 31, 2016.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Loans of Rs. 22,988.0 million given to equity affiliates, where the Bank has opted for fair valuation under ASC Subtopic 825-10 “Financial Instruments”, were classified as Level 3, since the fair valuation is based on significant management estimates and unobservable inputs.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2016.

Rupees in million

				Investments			Loans
Description	Equity securities	Corporate debt securities	Mortgage and other asset backed securities	Funded credit derivatives	Others	Total
Beginning balance at April 1, 2015	2,031.7	1,384.2	120,280.0	..	4,998.0	128,693.9	..
Total gains or losses (realized/unrealized)
-Included in earnings	(1,286.1)	(1,522.7)	89.3	..	(1,107.9)	(3,827.4)	(6,762.6)
-Included in other comprehensive income	176.8	466.3	695.4	..	710.4	2,048.9	..
Purchases/additions	2,484.8	211.8	42,454.2	..	499.6	45,650.4	..
Sales	(363.4)	(42.2)	..	..	(389.6)	(795.2)	..
Issuances	..	..	665.7	..	..	665.7	..
Settlements	..	..	(66,260.2)	..	(571.8)	(66,832.0)	..
Transfers in Level 3	486.8	10,494.5	..	..	719.2	11,700.5	22,988.0
Transfers out of Level 3	(59.2)	..	..	..	..	(59.2)	..
Foreign currency translation adjustment	2.1	43.7	142.0	..	26.3	214.1	..
Ending balance at March 31, 2016	3,473.5	11,035.6	98,066.4	..	4,884.2	117,459.7	16,225.4

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(1,260.8)	(1,504.3)	..	..	(1,164.9)	(3,831.2)	(6,762.6)

1.   Includes India-linked asset backed securities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2015.

Rupees in million

				Investments			Loans
Description	Equity securities	Corporate debt securities	Mortgage and other asset backed securities	Funded credit derivatives	Others	Total
Beginning balance at April 1, 2014	649.9	2,062.4	131,629.3	..	4,762.4	139,104.0	..
Total gains or losses (realized/unrealized)
-Included in earnings	(805.6)	(441.0)	36.3	..	(531.5)	(1,741.8)	..
-Included in other comprehensive income	8.1	14.3	2,912.2	..	485.1	3,419.7	..
Purchases/additions	1,177.6	302.0	50,123.6	..	1,938.7	53,541.9	..
Sales	(225.2)	(595.8)	..	..	(1,103.6)	(1,924.6)	..
Issuances	..	..	1,903.6	..	..	1,903.6	..
Settlements	..	..	(66,031.6)	..	(3.5)	(66,035.1)	..
Transfers in Level 3	1,226.9	..	..	..	..	1,226.9	..
Transfers out of Level 3	..	..	..	..	(570.3)	(570.3)	..
Foreign currency translation adjustment	..	42.3	(293.4)	..	20.7	(230.4)	..
Ending balance at March 31, 2015	2,031.7	1,384.2	120,280.0	..	4,998.0	128,693.9	..

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(808.2)	(551.3)	..	..	(520.0)	(1,879.5)	..

1.   Includes India-linked asset backed securities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2016.

Rupees in million

	Derivatives
Description	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2015	70.5	..	..	1.4	71.9
Total gains or losses(realized/unrealized)
-Included in earnings	(34.0)	..	..	0.6	(33.4)
-Included in other comprehensive income	..	..	..	..	..
Purchases	..	..	..	..	..
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	(2.7)	..	..	(1.1)	(3.8)
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	..	..	..	..	..
Foreign currency translation adjustment	..	..	..	..	..
Ending balance at March 31, 2016	33.8	..	..	0.9	34.7

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(34.0)	..	..	0.6	(33.4)

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

Rupees in million

	At March 31,
	2016	2015

Description of securities	Fair value	Fair value
Security receipts	359.3	619.6
Venture fund units	4,497.8	4,142.9
Total	4,857.1	4,762.5

e) Loans

The following table sets forth the recorded investment in restructured loans at March 31, 2016.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	296,326.3	104,547.9	17,272.3	313,598.6
Consumer loans	3,046.6	2,805.9	..	3,046.6
Lease financing	..	..	..	..
Total	299,372.9	107,353.8	17,272.3	316,645.2

The following table sets forth the recorded investment in restructured loans at March 31, 2015.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	204,332.8	60,946.5	25,672.7	230,005.5
Consumer loans	4,227.2	3,565.4	..	4,227.2
Lease financing	..	..	..	..
Total	208,560.0	64,511.9	25,672.7	234,232.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the recorded investment in other impaired loans at March 31, 2016.

Rupees in million

	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	372,430.2	111,256.9	103,422.5	475,852.7
Consumer loans	30,840.5	17,614.5	..	30,840.5
Lease financing	..	..	..	..
Total	403,270.7	128,871.4	103,422.5	506,693.2

The following table sets forth the recorded investment in other impaired loans at March 31, 2015.

Rupees in million

	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	137,269.4	51,866.9	99,252.4	236,521.8
Consumer loans	27,451.8	16,636.5	..	27,451.8
Lease financing	..	..	..	..
Total	164,721.2	68,503.4	99,252.4	263,973.6

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2016.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	104,547.9	..	..	104,547.9
Allowance for loan losses: collectively evaluated for impairment	..	2,805.9	..	2,805.9
Total allowance for loan losses	104,547.9	2,805.9	..	107,353.8
Recorded financing receivables
Individually evaluated for impairment	313,598.6	..	..	313,598.6
Collectively evaluated for impairment	..	3,046.6	..	3,046.6
Total recorded financing receivables	313,598.6	3,046.6	..	316,645.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2015.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	60,946.5	..	..	60,946.5
Allowance for loan losses: collectively evaluated for impairment	..	3,565.4	..	3,565.4
Total allowance for loan losses	60,946.5	3,565.4	..	64,511.9
Recorded financing receivables
Individually evaluated for impairment	230,005.5	..	..	230,005.5
Collectively evaluated for impairment	..	4,227.2	..	4,227.2
Total recorded financing receivables	230,005.5	4,227.2	..	234,232.7

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2016.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	111,256.9	2,879.5	..	114,136.4
Allowance for loan losses: collectively evaluated for impairment	21,603.6	19,547.1	..	41,150.7
Total allowance for loan losses	132,860.5	22,426.6	..	155,287.1
Recorded financing receivables
Individually evaluated for impairment	475,852.7	3,427.2	..	479,279.9
Collectively evaluated for impairment	2,081,383.2	2,014,478.9	..	4,095,862.1
Total recorded financing receivables	2,557,235.9	2,017,906.1	..	4,575,142.0

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2015.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	51,866.9	2,810.5	..	54,677.4
Allowance for loan losses: collectively evaluated for impairment	23,138.2	16,543.6	..	39,681.8
Total allowance for loan losses	75,005.1	19,354.1	..	94,359.2
Recorded financing receivables
Individually evaluated for impairment	236,521.8	2,944.1	..	239,465.9
Collectively evaluated for impairment	2,220,439.3	1,647,753.1	..	3,868,192.4
Total recorded financing receivables	2,456,961.1	1,650,697.2	..	4,107,658.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth loans restructured during the year ended March 31, 2016.

Rupees in million

		Restructured loans involving changes in the amount and/or timing of
Particulars	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Total impact on P&L	Net restructured amount
Commercial loans	18	19,398.2	..	97,097.4	16,336.5	99,397.7
Consumer loans	..	..	..	..	..	..
Total	18	19,398.2	..	97,097.4	16,336.5	99,397.7

 The following table sets forth loans restructured during the year ended March 31, 2015.

Rupees in million

		Restructured loans involving changes in the amount and/or timing of
Particulars	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Total impact on P&L	Net restructured amount
Commercial loans	49	3,393.9	..	31,686.3	5,775.2	29,305.0
Consumer loans	432	19.8	..	44.7	7.3	57.2
Total	481	3,413.7	..	31,731.0	5,782.5	29,362.2

The following table sets forth restructured loans at March 31, 2016 and 2015, as well as loans that were restructured during a fiscal year and defaulted within the same or next fiscal year:

Rupees in million

Particulars	Balances at March 31, 2016	Payment default during the year ended March 31, 2016[1]	Balances at March 31, 2015	Payment default during the year ended March 31, 2015[1]
Commercial loans	313,598.6	19,990.7	230,005.5	36,669.9
Consumer loans	3,046.6	29.0	4,227.2	1.3
Total	316,645.2	20,019.7	234,232.7	36,671.2

1.	Default is defined as 90 days past due.

Additionaly at March 31, 2016, the Bank has outstanding loans amounting to Rs. 22,988.0 million to equity affiliates, where the Bank has opted for fair value accounting under ASC Subtopic 825-10 “Financial Instruments”. See also “– Notes under U.S. GAAP – Additional information required under U.S. GAAP – Fair value accounting of financial interests ”

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

f) Equity affiliates

Under U.S. GAAP, the Group accounts for its ownership interest in ICICI Prudential Life Insurance Company Limited (ICICI Life) and ICICI Lombard General Insurance Company Limited (ICICI General) by the equity method of accounting because of substantive participative rights held by the minority shareholders.

The following tables set forth, for the periods indicated, the summarized U.S. GAAP balance sheets and statements of operations of these entities.

Rupees in million

Balance sheet	At March 31,
	2016		2015
	ICICI Life	ICICI General	ICICI Life	ICICI General

Cash and cash equivalents	7,516.8	3,418.0	12,162.8	826.6
Securities	275,641.0	113,945.8	244,398.2	106,239.9
Assets held to cover linked liabilities	752,947.2	..	747,752.7	..
Other assets	53,844.8	40,789.5	51,933.1	32,660.0

Total assets	1,089,949.8	158,153.3	1,056,246.8	139,726.5

Provision for linked liabilities	752,947.2	..	747,752.7	..
Other liabilities	259,947.8	127,053.8	230,925.0	109,577.3
Stockholders’ equity	77,054.8	31,099.5	77,569.1	30,149.2

Total liabilities and stockholders’ equity	1,089,949.8	158,153.3	1,056,246.8	139,726.5

Rupees in million

Statement of income	Year ended March 31,
	2016		2015
	ICICI Life	ICICI General	ICICI Life	ICICI General

Interest income	47,751.5	8,439.4	44,258.5	7,536.5
Interest expense	..	..	..	..
Net interest income	47,751.5	8,439.4	44,258.5	7,536.5
Insurance premium	191,643.9	48,289.5	153,066.2	42,315.5
Other non-interest income	(32,732.0)	6,374.0	154,800.7	4,289.6
Non-interest expense	(187,280.7)	(56,412.7)	(335,560.4)	(48,800.1)
Income tax (expense)/benefit	(1,528.4)	(1,828.4)	(741.8)	(1,322.0)
Income/(loss), net	17,854.3	4,861.8	15,823.2	4,019.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

g) Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under U.S. GAAP.

Rupees in million

		Year ended March 31,
		2016	2015

Goodwill		35,101.4	35,101.4
Accumulated amortization		(54.0)	(54.0)
Goodwill, net	(A)	35,047.4	35,047.4

Customer-related intangibles		10,410.1	10,410.1
Accumulated amortization		(10,321.5)	(10,174.5)
Customer related intangibles, net	(B)	88.6	235.6

Asset management and advisory intangibles	(C)	367.0	367.0
Operating lease		246.9	246.9
Accumulated amortization		(198.9)	(163.5)
Operating lease net	(D)	48.0	83.4
Goodwill and intangible assets, net	(A+B+C+D)	35,551.0	35,733.4

1.	See also “schedule 18 - Fixed assets”.

The following table sets forth, for the periods indicated, the changes in goodwill under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2016	2015

Opening balance	35,047.4	35,184.4
Goodwill disposed off during the period	..	(137.0)
Goodwill addition during the period	..	..
Closing balance	35,047.4	35,047.4

The following table sets forth, for the periods indicated, the changes in intangible assets under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2016	2015
Opening balance	318.8	809.1
Amortization	(182.3)	(490.3)
Disposal	..	..

Closing balance	136.5	318.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the estimated amortization schedule for intangible assets under U.S. GAAP, on a straight line basis, until assets are fully amortized.

Rupees in million

Year ending March 31	Amount

2017	123.6
2018	12.9
Total	136.5

The Group has assigned goodwill to reporting units. The Group tests its goodwill for impairment on an annual basis at a reporting unit level. The fair value of the reporting units was derived by applying a comparable companies earnings multiple method. Under this method, the fair value of the reporting unit is arrived at by multiplying future maintainable profits of the reporting unit with price earning multiple. Based on the fair valuation, no goodwill impairment was recorded during the year ended March 31, 2016. Any deterioration in the variables used in determination of fair values of the reporting units could significantly affect the impairment evaluation and the results. The goodwill present in the Wholesale reporting unit may be particularly sensitive to further deterioration in economic conditions. If the future were to differ adversely from management’s estimate of key assumptions, there could potentially arise an indication of impairment with respect to Rs. 14,482.3 million of goodwill in Wholesale reporting unit.

h) Employee benefits

Gratuity

In accordance with Indian regulations, the Group provides for gratuity, a defined benefit retirement plan covering all employees. The plan provides a lump sum payment to vested employees at retirement, death or termination of employment based on the respective employee’s salary and the years of employment with the Group. The gratuity benefit provided by the Group to its employees is equal to or greater than the statutory minimum.

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

The following table sets forth, for the periods indicated, the funded status of the plans and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2016	2015

Change in benefit obligations
Projected benefit obligations at the beginning of the year	7,188.6	6,149.5
Add: Adjustment for exchange fluctuation on opening obligations	4.3	3.1
Adjusted opening obligations	7,192.9	6,152.6
Service cost	673.9	568.3
Interest cost	611.1	589.3
Acquisition/(Divestitures)	(5.7)	(20.8)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	Year ended March 31,
	2016	2015
Plan amendments	..	..
Benefits paid	(711.2)	(671.7)
Actuarial (gain)/loss on obligations	151.9	570.9
Projected benefit obligations at the end of the year	7,912.9	7,188.6

Change in plan assets
Fair value of plan assets at the beginning of the year	6,858.6	5,895.6
Acquisition/(Divestitures)	(5.7)	(20.8)
Actual return on plan assets	168.1	1,065.5
Employer contributions	882.6	590.0
Benefits paid	(711.2)	(671.7)
Plan assets at the end of the year	7,192.4	6,858.6

Funded status	(720.5)	(330.3)
Amount recognized, net	(720.5)	(330.3)

Accumulated benefit obligation at year-end	5,307.8	4,800.5

The following table sets forth, for the periods indicated, the components of the net gratuity cost.

Rupees in million

	Year ended March 31,
	2016	2015	2014

Service cost	673.9	568.3	501.5
Interest cost	611.1	589.3	513.8
Expected return on assets	(524.6)	(454.5)	(437.3)
Amortization of transition asset/liability	..	..	..
Amortization of prior service cost	6.8	11.8	11.8
Amortized actuarial (gain)/loss	8.2	(6.4)	3.7
Acquisition and divestiture (gain)/loss	..	..	..
Exchange gain/(loss)	4.3	3.1	5.8
Gratuity cost, net	779.7	711.6	599.3

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government bond rates with a premium added to reflect the additional risk for AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

Rupees in million

	Year ended March 31,
	2016	2015	2014

Discount rate	8.5%	9.5%	8.8%
Rate of increase in the compensation levels	7.1%	7.1%	7.1%
Rate of return on plan assets	8.0%	8.0%	8.0%

 The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2016	2015

Discount rate	8.4%	8.5%
Rate of increase in the compensation levels	7.1%	7.1%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Plan assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.

Rupees in million

	At March 31,
	2016	2015

Assets category
Investment in schemes of ICICI Prudential Life Insurance Company Limited .
Group balance fund[1]	5,984.0	5,515.9
Group growth fund[2]	31.0	118.1
Group debt fund[3]	91.7	29.2
Group short-term fund[4]	1.8	3.4
Total investment in schemes of ICICI Prudential Life Insurance Company Limited	6,108.5	5,666.6
Investment in scheme of Life Insurance Corporation of India	644.8	707.1
Total assets managed by external entities	6,753.3	6,373.7
Special deposit with central government	291.2	291.2
Government debt securities	51.2	59.3
Corporate debt securities	81.2	119.1
Balance with banks and others	15.5	15.3
Total	7,192.4	6,858.6

1.	Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions. At March 31, 2016, investment in government securities, corporate bonds and equity were 34.2%, 45.2%, and 15.8% respectively.

2.	Objective of the scheme is to primarily generate long-term capital appreciation through investment in equity and equity-related securities and complement it with current income through investment in fixed income instruments in appropriate proportions depending on market conditions prevalent from time to time. At March 31, 2016, investment in equity, corporate bonds and government securities were 55.7%, 22.0% and 11.7% respectively.

3.	Objective of the scheme is to provide accumulation of income through investment in various fixed income securities. The fund seeks to provide capital appreciation while maintaining a suitable balance between return, safety and liquidity. The fund invests in debt and money market instruments. At March 31, 2016, investment in government securities and corporate bonds were 42.3% and 46.6% respectively.

4.	Objective of the scheme is to provide suitable returns through investments primarily in low risk investment in debt and money market instrument while attempting to protect the capital deployed in the fund. At March 31, 2016, investment in corporate bonds and fixed deposits were 82.0% and 10.7% respectively.

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

Description	Target asset allocation at March 31, 2017	Target asset allocation at March 31, 2016
Funds managed by external entities	94%	94%
Special deposit with central government	4%	4%
Debt securities	2%	2%
Balance with banks	0%	0%
Total	100%	100%

The plan assets primarily consist of investments made in funds managed by external entities, which are primarily in equity, money market instruments and debt instruments in different proportions depending on the objective of schemes. The value of the plan assets in funds managed by ICICI Prudential Life Insurance Company Limited has been arrived at based on the net asset value per unit of individual schemes, which are considered as Level 2 input. The value of plan assets in the form of investments in scheme of LIC and special deposit with the Central Government are recorded at carrying value. The value of plan assets in the form of debt securities is derived using Level 2 input.

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

The plan assets are mainly invested in various gratuity schemes of the insurance companies to limit the impact of individual investment. The Group’s entire investment of plan assets is in India and 84.9% of investment is in various gratuity schemes of ICICI Prudential Life Insurance Company Limited. Insurers managing the plan assets of the Group consider operational risk, performance risk, credit risk and equity risk in their investment policy as part of their risk management practices.

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount

Expected Group contributions to the fund during the year ending March 31, 2017	595.0
Expected benefit payments from the fund during year ending March 31,
2017	1,314.6
2018	1,267.5
2019	1,256.3
2020	1,362.8
2021	1,294.7
Thereafter upto 10 years	6,224.0

The expected benefits are based on the same assumptions as used to measure the Group’s benefit obligation at March 31, 2016.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2016	2015
Change in benefit obligations
Projected benefit obligations at beginning of the year	12,263.1	9,596.6
Service cost	236.5	204.5
Interest cost	1,029.4	934.0
Liability extinguished on settlement	(1,554.0)	(1,381.1)
Benefits paid	(134.7)	(164.9)
Actuarial (gain)/loss on obligations	1,560.4	3,074.0
Projected benefit obligations at the end of the year	13,400.7	12,263.1

Change in plan assets
Fair value of plan assets at beginning of the year	10,103.4	9,018.8
Actual return on plan assets	898.8	848.0
Assets distributed on settlement	(1,726.7)	(1,534.6)
Employer contributions	4,050.8	1,936.1
Benefits paid	(134.7)	(164.9)
Plan assets at the end of the year	13,191.6	10,103.4

Funded status	(209.1)	(2,159.7)
Net amount recognized	(209.1)	(2,159.7)

Accumulated benefit obligation at year end	11,998.0	10,748.5

The following table sets forth, for the periods indicated, the components of the net pension cost.

Rupees in million

	Year ended March 31,
	2016	2015	2014

Service cost	236.5	204.5	216.9
Interest cost	1,029.4	934.0	823.6
Expected return on assets	(902.9)	(743.8)	(772.0)
Curtailment and settlement (gain)/loss	172.7	153.5	223.6
Actuarial (gain)/loss	1,141.5	754.2	549.8

Net pension cost	1,677.2	1,302.4	1,041.9

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2016	2015	2014

Discount rate	8.5%	9.8%	8.8%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%	1.5%
On dearness relief	7.0%	7.0%	7.0%
Rate of return on plan assets	8.0%	8.0%	8.0%
Pension increases (applicable on basic pension)	7.0%	7.0%	7.0%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31
	2016	2015

Discount rate	8.4%	8.5%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%
On dearness relief	7.0%	7.0%
Pension increases (applicable on basic pension)	7.0%	7.0%

Plan Assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years.

The following table sets forth, for the periods indicated, the Group’s asset allocation and target asset allocation for pension by asset category based on fair values.

Rupees in million

Asset category	Fair value at March 31, 2016	Fair value at March 31, 2015	Target asset allocation at March 31, 2017	Target asset allocation at March 31, 2016
Government debt securities	6,417.0	719.0	49%	6%
Corporate debt securities	6,029.8	820.5	46%	6%
Balance with banks and others	744.8	128.0	5%	1%
Funds managed by ICICI Prudential Life Insurance Company Limited	..	8,435.9	..	87%
Total	13,191.6	10,103.4	100%	100%

The inputs to valuation of the government and corporate securities are derived using Level 2 inputs. The value of the plan assets in funds managed by ICICI Prudential Life Insurance Company Limited has been arrived at based on the net asset value per unit of individual schemes, which are considered as Level 2 input.

The Group’s entire investment of plan assets are in India and invested in government securities, corporate bonds and equity traded funds. Trustees manage the plan assets of the Group by investing in above securities as per the investment pattern and guidelines prescribed under the Indian income tax law. Securities are purchased after considering credit rating, comparative yields and tenure of investment.

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount
Expected Group contributions to the fund during the year ending March 31, 2017	3,000.0
Expected benefit payments from the fund during the year ending March 31,
2017	803.7
2018	938.4
2019	1,169.4
2020	1,123.6
2021	1,207.7
Thereafter upto 10 years	5,175.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The expected benefits are based on the same assumption as used to measure the Group’s benefit obligation at March 31, 2016.

Superannuation

Superannuation is a defined contribution plan under which the Group contributes annually a sum equivalent to 15.0% of certain employee’s eligible annual salary based on the option exercised by the employees, either to LIC or ICICI Prudential Life Insurance Company Limited, the managers of the fund, who undertake to pay the lump sum and annuity payments pursuant to the scheme. The Group contributed Rs. 129.0 million, Rs. 114.1 million and Rs. 123.1 million to the employees’ superannuation plan for the year ended March 31, 2016, March 31, 2015 and March 31, 2014 respectively.

Provident fund

In accordance with Indian regulations, employees of the Group (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund. Actuarial valuation for the interest rate guarantee on provident fund balance is determined by an actuary appointed by the Group. The actuarial gains or losses arising during the year are recognised in income statement. The Group contributes to fund set up by the Group and administered by a Board of Trustees. The Group has contributed Rs. 1,827.5 million, Rs. 1,708.4 million and Rs. 1,599.2 million to the employees’ provident fund for the year ended March 31, 2016, March 31, 2015 and March 31, 2014 respectively, which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

i) Earnings per share

Basic earnings per share is net income per weighted average equity shares. Diluted earnings per share reflects the effect that existing options would have on the basic earnings per share if they were to be exercised, by increasing the number of equity shares.

The basic and diluted earnings per share under U.S. GAAP differs to the extent that income under U.S. GAAP differs.

The following table sets forth, for the periods indicated, the computation of earnings per share as per U.S. GAAP.

Rupees in million, except per share data

	Year ended March 31,
	2016		2015		2014
	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings
Net income attributable to ICICI Bank stockholders (before dilutive impact)	73,037.1	73,037.1	116,912.7	116,912.7	101,421.0	101,421.0
Contingent issuances of subsidiaries/equity affiliates	..	(99.0)	..	(109.5)	..	(125.4)

	73,037.1	72,938.1	116,912.7	116,803.2	101,421.0	101,295.6
Common stock
Weighted-average common stock outstanding	5,807.3	5,807.3	5,785.7	5,785.7	5,771.5	5,771.5
Dilutive effect of employee stock options	..	28.2	..	40.2	..	18.0

Total	5,807.3	5,835.5	5,785.7	5,825.9	5,771.5	5,789.5

Earnings per share
Net income (Rs.)	12.58	12.50	20.21	20.05	17.57	17.50

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

j) Income taxes

Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

Rupees in million

	At March 31,
	2016	2015

Deferred tax assets
Allowance for loan losses	85,744.8	44,063.4
Available for sale securities	572.9	..
Investments in trading securities	96.4	155.6
Unearned income	88.8	2,589.9
Business/capital loss carry forwards	355.9	4,105.3
Investments in subsidiaries and affiliates	4,021.4	5,032.0
Others	4,835.0	1,309.1
	95,715.2	57,255.3
Valuation allowance	(355.9)	(346.0)
Total deferred tax asset	95,359.3	56,909.3
Deferred tax liabilities
Available for sale securities	(1,004.3)	(1,165.0)
Property and equipment	(5,893.7)	(6,682.1)
Investments in subsidiaries, branches and affiliates	(1,957.9)	(5,037.7)
Intangibles	(38.1)	(99.4)
Long-term debt	(136.0)	(170.4)
Others	(1,423.5)	(732.7)

Total deferred tax liability	(10,453.5)	(13,887.3)

Net deferred tax asset	84,905.8	43,022.0

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax asset is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of those deductible differences, net of the existing valuation allowances at March 31, 2015 and 2016. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced.

The Indian statutory tax rate was 34.61%, 33.99% and 33.99% for the year ended March 31, 2016, 2015 and 2014 respectively including surcharge and education cess.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Reconciliation of tax rates

The following table sets forth, for the periods indicated, reconciliation of expected income taxes at statutory income tax rate to income tax expense/(benefit).

Rupees in million

	Year ended March 31,
	2016	2015	2014
Income/(loss) before income taxes including non-controlling interest from operations
In India	110,972.7	140,383.6	119,303.5
Outside India	(13,316.3)	18,516.9	24,079.0
Total	97,656.4	158,900.5	143,382.5

Statutory tax rate	34.61%	33.99%	33.99%
Income tax expense/(benefit) at the statutory tax rate	33,794.9	54,010.3	48,735.7
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions	(4,576.0)	(3,817.5)	(3,128.1)
Exempt interest and dividend income	(5,536.3)	(3,633.0)	(2,777.4)
Income charged at rates other than statutory tax rate	(2,853.8)	(6,055.6)	(5,013.5)
Changes in the statutory tax rate	(831.4)	(15.9)	(1,551.1)
Expenses disallowed for tax purposes	2,108.4	2,297.5	1,112.4
Tax on undistributed earnings of subsidiaries, branches and affiliates	2,991.2	(1,581.2)	3,817.3
Change in valuation allowance	9.9	(3.0)	31.9
Tax adjustments in respect of prior year tax assessments	(1,750.6)	(291.1)	(7.4)
Others	(335.1)	(135.5)	(145.8)

Income tax expense/(benefit) reported[1]	23,023.2	40,775.0	41,074.0

1.	Includes current taxes for foreign operations of Rs. 2,110.0 million, Rs. 1,716.9 million and Rs. 2,322.1 million and deferred tax (expense)/benefit for foreign operations of Rs. 6,826.4 million, Rs. 243.9 million and Rs. 197.9 million for the year ended March 31, 2016, 2015 and 2014 respectively.

At March 31, 2016, total business loss carry forwards pertaining to the Group’s subsidiaries is Rs. 790.4 million with expiration dates as follows: March 31, 2028: Rs. 291.3 million, March 31, 2029: Rs. 233.2 million, March 31, 2030: Rs. 62.9 million, March 31, 2031: Rs. 147.7 million, March 31, 2033: Rs. 53.2 million, March 31, 2034: Rs. 1.1 million, March 31, 2035: Rs. 0.7 million and March 31, 2036: Rs.0.3 million.

Accounting for uncertainty in income taxes

The Group has a policy to include interest and penalties on income taxes, if any, within interest expense or income and income tax expense respectively. However, no interest expense has been recognized in view of the adequate taxes paid by the Group in respect of unrecognized tax benefits. No penalties have been accrued as of March 31, 2016, as the Group believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

The Group has recognized income with respect to interest accrued or received on tax refunds due to the group against favourable orders received from tax authorities amounting to Rs. 3,135.6 million, Rs. 2,735.7 million and Rs. 1,941.8 million during the year ended March 31, 2016, 2015 and 2014 respectively. Further, the Group does not recognize the interest income accrued on advance income taxes paid against various income tax matters until the related matter is resolved with the taxing authority. Unrecognized interest on such advance income taxes paid is Rs. 11,529.9 million, Rs. 11,460.3 million and Rs. 11,873.4 million at March 31, 2016, 2015 and 2014 respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.

Rupees in million

	Year ended March 31,
	2016	2015	2014

Beginning balance	25,486.9	22,498.8	16,415.5
Increases related to prior year tax positions	380.7	..	3,515.4
Increases related to current year tax positions	2,725.2	2,988.1	2,567.9
Decreases related to prior year tax positions	(1,014.2)	..	..
Ending balance	27,578.6	25,486.9	22,498.8

The Group’s total unrecognized tax benefits, if recognized, would reduce the tax provisions and thereby would affect the Group’s effective tax rate.

The Group’s major tax jurisdiction is India and the assessments are not yet completed for fiscal year 2013 and onwards. However, appeals filed by the Company are pending with various local tax authorities in India from fiscal years 1993 onwards.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

k) Other than temporary impairment

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

The following table sets forth, the fair value of the investments in equity and debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2016.

Rupees in million

Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	16,258.2	(382.8)	12,755.6	(2,049.0)	29,013.8	(2,431.8)
Government securities	20,479.0	(202.3)	90,859.6	(2,742.7)	111,338.6	(2,945.0)
Other debt securities	34,695.9	(528.4)	14,489.4	(2,224.3)	49,185.3	(2,752.7)
Total debt securities	71,433.1	(1,113.5)	118,104.6	(7,016.0)	189,537.7	(8,129.5)
Equity securities	1,993.5	(260.9)	722.4	(145.2)	2,715.9	(406.1)
Total	73,426.6	(1,374.4)	118,827.0	(7,161.2)	192,253.6	(8,535.6)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the fair value of the investments in equity and debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2015.

Rupees in million

Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	16,761.7	(555.8)	6,625.9	(104.6)	23,387.6	(660.4)
Government securities	30,122.8	(121.8)	235,586.4	(4,325.7)	265,709.2	(4,447.5)
Other debt securities	20,722.2	(356.3)	12,910.1	(2,167.8)	33,632.3	(2,524.1)
Total debt securities	67,606.7	(1,033.9)	255,122.4	(6,598.1)	322,729.1	(7,632.0)
Equity securities	2,402.1	(284.5)	119.9	(63.3)	2,522.0	(347.8)
Total	70,008.8	(1,318.4)	255,242.3	(6,661.4)	325,251.1	(7,979.8)

The following table sets forth, the total other than temporary impairment recognized on debt securities during the year ended March 31, 2016.

Rupees in million

Description of securities	Other than temporary impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
	Total other than temporary impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net other than temporary impairment losses recognized in earnings	Losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Corporate debt securities	1,333.8	..	1,333.8	694.2	2,028.0
Government securities	..	..	..	108.7	108.7
Other debt securities	2,183.8	..	2,183.8	5.5	2,189.3
Total	3,517.6	..	3,517.6	808.4	4,326.0

The following table sets forth, the total other than temporary impairment recognized on debt securities during the year ended March 31, 2015.

Rupees in million

Description of securities	Other than temporary impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
	Total other than temporary impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net other than temporary impairment losses recognized in earnings	Losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Corporate debt securities	717.2	..	717.2	226.0	943.2
Government securities	..	..	..	149.1	149.1
Other debt seurities.	219.2	..	219.2	4.2	223.4
Total	936.4	..	936.4	379.3	1,315.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a 12 month roll forward of cumulative other than temporary impairment credit loss recognized in earnings for AFS debt securities held at March 31, 2016.

Rupees in million

	Balance at March 31, 2015	Credit impairments in earnings on securities not previously impaired	Credit impairments recognized in earnings on securities that have been previously impaired	Reduction due to sales or maturity of credit impaired securities	Reduction of credit losses earlier recognized in earnings which the group intends to sell	Balance at March 31, 2016
Corporate debt securities	2,729.1	757.1	576.7	163.2	..	3,899.7
Other debt securities	3,499.8	958.5	1,225.3	94.9	..	5,588.7
Total	6,228.9	1,715.6	1,802.0	258.1	..	9,488.4

The following table sets forth, a 12 month roll forward of cumulative other than temporary impairment credit loss recognized in earnings for AFS debt securities held at March 31, 2015.

Rupees in million

	Balance at March 31, 2014	Credit impairments in earnings on securities not previously impaired	Credit impairments recognized in earnings on securities that have been previously impaired	Reduction due to sales or maturity of credit impaired securities	Reduction of credit losses earlier recognized in earnings which the group intends to sell	Balance at March 31, 2015
Corporate debt securities	2,352.5	706.9	10.3	340.6	..	2,729.1
Other debt securities	3,492.9	..	219.3	212.4	..	3,499.8
Total	5,845.4	706.9	229.6	553.0	..	6,228.9

The reasons for not classifying certain investments in debt and equity securities with unrealized losses as other than temporarily impaired are as follows.

•	For the debt securities, the Group has assessed that the securities in an unrealized loss position have not been identified for sale and it is not more likely than not that the Group will be required to sell the securities before recovery of its amortized cost basis less any current period credit loss.

•	The diminution in the value of marketable equity securities and other securities is not considered as other than temporarily impaired at March 31, 2016 after considering the factors like projects under implementation, strategic nature of investments and the entity’s proposed capacity expansion for improving the marketability of the product, increasing sale trend, cash flows. Based on the evaluation and the company’s ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Group does not consider these to be other than temporarily impaired at March 31, 2016.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

At March 31, 2016, the Group holds cost method investments amounting Rs. 78,203.2 million. The fair value for such securities has not been estimated in the absence of changes in circumstances that have a significant adverse effect on the fair value of the investments.

l) Comprehensive income

The following table sets forth, for the periods indicated, details of comprehensive income.

Rupees in million

	Year ended March 31,
	2016	2015	2014

Net income/(loss) (net of tax) excluding non-controlling interest	73,037.1	116,912.7	101,421.0
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)[1]	(4,670.4)	40,849.6	(20,746.8)
Translation adjustments[2]	3,347.5	4,837.4	8,964.7
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)[3]	(525.1)	(1,408.3)	(491.7)

Comprehensive income attributable to ICICI Bank stockholders	71,189.1	161,191.4	89,147.2
Comprehensive income attributable to non-controlling interests	1,608.0	1,249.1	898.0
Total comprehensive income	72,797.1	162,440.5	90,045.2

1.	Net of tax effect of Rs. 4,129.6 million, Rs. (19,448.2) million and Rs. 11,048.2 million for the year ended March 31, 2016, March 31, 2015 and March 31, 2014 respectively.

2.	Net of tax effect of Rs. (3,317.6) million, Rs. (157.7) million and Rs. (2,292.1) million for the year ended March 31, 2016, March 31, 2015 and March 31, 2014 respectively.

3.	Net of tax effect of Rs. 352.7 million, Rs. 725.2 million and Rs. 368.3 million for the year ended March 31, 2016, March 31, 2015 and March 31, 2014 respectively.

m) Guarantees

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

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2016 amounted to Rs. 6,920.7 million (March 31, 2015: Rs. 7,289.2 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the details of guarantees outstanding at March 31, 2016.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee

	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	288,690.4	100,371.5	52,743.5	19,162.9	460,968.3
Performance guarantees	354,469.8	194,121.8	66,511.4	15,680.8	630,783.8

Total guarantees	643,160.2	294,493.3	119,254.9	34,843.7	1,091,752.1

The Group has collateral available to reimburse potential losses on its guarantees. At March 31, 2016, margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 78,749.5 million (March 31, 2015: Rs. 68,469.2 million). Other property or security may also be available to the Group to cover losses under these guarantees.

Performance risk

For each corporate borrower, a credit rating is assigned at the time the exposure is being evaluated for approval and the rating is reviewed periodically thereafter. At the time of assigning a credit rating, the possibility of non-performance or non-payment is evaluated. Additionally, an assessment of the borrower's capacity to repay obligations in the event of invocation is also evaluated. Thus, a comprehensive risk assessment is undertaken at the time of sanctioning such exposures.

22.	Regulatory matters

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2016 was Rs. 941,936.6 million (March 31, 2015: Rs. 817,203.7 million), and the Bank complied with the requirement throughout the year.

Capital Adequacy

The Bank was subject to Basel II capital adequacy guidelines stipulated by the Reserve Bank of India till March 31, 2013.

During fiscal 2013, the Reserve Bank of India issued final Basel III guidelines, applicable with effect from April 1, 2013 in a phased manner through till March 31, 2019. At March 31, 2016, the Bank is required to maintain minimum Common Equity Tier-1 capital ratio of 6.13%, minimum Tier-1 capital ratio of 7.63% and minimum total capital ratio of 9.63%. The minimum total capital requirement includes capital conservation buffer of 0.63%. Under Pillar 1 of RBI guidelines on Basel III, the Bank follows the standardised approach for measurement of credit risk, standardised duration method for measurement of market risk and basic indicator approach for measurement of operational risk.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The total capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines on Basel III at March 31, 2016 is 16.64% (March 31, 2015: 17.02%). These are based on unconsolidated financial statements as per Indian GAAP.

For and on behalf of Board of Directors

/s/ Chanda Kochhar Managing Director & CEO	/s/ N. S. Kannan Executive Director

/s/ Rakesh Jha Chief Financial Officer	/s/ P. Sanker Senior General Manager (Legal) & Company Secretary

/s/ Ajay Mittal
Chief Accountant

Place: Mumbai Date: August 1, 2016