Form 20-F
period 2017-03-31
ICICI BANK LTD
filed 2017-07-31
CIK 1103838

As filed with the Securities and Exchange Commission on July 31, 2017

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2017.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

[None]

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2017 was 5,824,476,135.

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

i

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

ii

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

iii

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

References to “ICICI Bank” and “the Bank” are to ICICI Bank Limited on an unconsolidated basis. References to “ICICI” are to ICICI Limited and its consolidated subsidiaries and other consolidated entities under Indian GAAP prior to the amalgamation of ICICI Limited, ICICI Personal Financial Services Limited and ICICI Capital Services Limited with ICICI Bank Limited, which was effective March 30, 2002 under Indian GAAP. References to a particular “fiscal” year are to the year ended on March 31 of such a year. Unless otherwise indicated, all references to the “Board of Directors” and the “Board” are to the board of directors of ICICI Bank.

All references to the “Companies Act”, the “Banking Regulation Act” and the “Reserve Bank of India Act” are to the Companies Act, 2013, the Banking Regulation Act, 1949 and the Reserve Bank of India Act, 1934 as passed by the Indian Parliament and as amended from time to time. All references to “RBI” and the “Reserve Bank of India” are to the central banking and monetary authority of India.

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities and Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP), or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 included U.S. GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal years 2013 through 2017, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

Our annual report prepared and distributed to our shareholders under Indian law and regulations include unconsolidated Indian GAAP financial statements, management’s discussion and analysis of the Bank’s results of operations and financial condition based on the Bank’s unconsolidated Indian GAAP financial statements and our consolidated Indian GAAP financial statements.

The economic and industry data and information presented in this document are sourced from government statistical releases, press releases and notifications by the Government of India, the Reserve Bank of India and other regulators, data available on the websites of the Government of India, Reserve Bank of India, other regulators and industry bodies.

Forward-Looking Statements

We have included statements in this annual report which contain words or phrases such as “will”, “would”, “aim”, “aimed”, “will likely result”, “is likely”, “are likely”, “believe”, “expect”, “expected to”, “will continue”, “will achieve”, “anticipate”, “estimate”, “estimating”, “intend”, “plan”, “contemplate”, “seek to”, “seeking to”, “trying to”, “target”, “propose to”, “future”, “objective”, “goal”, “project”, “should”, “can”, “could”, “may”, “will pursue” and similar expressions or variations of such expressions that may constitute “forward-looking statements”. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries in which we operate or where a material number of our customers reside, our ability to successfully implement our strategy, including our retail deposit growth strategy, our use of the internet and other technology, our rural expansion, our exploration of merger and acquisition opportunities, our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives, our ability to manage the increased complexity of the risks that we face following our international growth, future levels of non-performing, restructured loans and any increased provisions, our growth and expansion in domestic and overseas markets, our status as a systemically important bank in India, our ability to maintain enhanced capital and liquidity requirements, adequacy of our allowance for credit and investment losses, technological changes, investment income, our ability to market new products, cash flow projections, the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions in which we are or become a party to, the impact of any changes in India’s credit rating, the impact of any new accounting standards or new accounting framework, our ability to implement our dividend payment practice, the impact of changes in banking and insurance regulations and other regulatory changes in India and other jurisdictions on us, including changes in regulatory intensity, supervision and interpretations, the state of the global financial system and systemic risks, the bond and loan market conditions and availability of liquidity amongst the investor community in these markets, the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates, our ability to roll over our short-term funding sources and our exposure to credit, market and liquidity risks. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

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

During fiscal 2013, the rupee depreciated against the U.S. dollar by 7.1%, moving from Rs. 50.89 at March 31, 2012 to Rs. 54.52 at March 31, 2013. During fiscal 2014, the rupee depreciated against the U.S. dollar by 10.1%, moving from Rs. 54.52 per US$1.00 at March 31, 2013 to Rs. 60.00 per US$1.00 at March 31, 2014 due to concern about India’s current account deficit and possible implications of the anticipated withdrawal of quantitative easing by the U.S. Federal Reserve. During fiscal 2015, the rupee depreciated against the U.S. dollar by 3.9%, moving from Rs. 60.00 per US$1.00 at March 31, 2014 to Rs. 62.31 per US$1.00 at March 31, 2015. During fiscal 2016, the rupee depreciated against the U.S. dollar by 6.3%, moving from Rs. 62.31 per US$1.00 at March 31, 2015 to Rs. 66.25 per US$1.00 at March 31, 2016. During fiscal 2017, the rupee appreciated against the U.S. dollar by 2.1% to Rs. 64.85 per US$1.00 at March 31, 2017 from Rs. 66.25 per US$ 1.00 at March 31, 2016. The rupee depreciated during the first nine months of fiscal 2017, but appreciated sharply during the three months ended March 31, 2017 supported by strong equity inflows from foreign portfolio investors. During fiscal 2018, through June 30, 2017, the rupee appreciated by 0.3% against the U.S. dollar to Rs. 64.62 per US$1.00. See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks— Current account deficits, including trade deficits, and capital flow and exchange rate volatility could adversely affect our business and the price of our equity shares and ADSs”.

The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and U.S. dollars. The exchange rates reflect the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Fiscal Year	Period End(1)	Average(1),(2)
2013	54.52	54.48
2014	60.00	60.76
2015	62.31	61.34
2016	66.25	65.58
2017	64.85	66.96
2018 (through June 30, 2017)	64.62	64.46

Month	High	Low
March 2016	67.75	66.25
April 2016	66.70	66.05
May 2016	67.59	66.36
June 2016	67.92	66.51
July 2016	67.49	66.77
August 2016	67.18	66.63
September 2016	67.10	66.28
October 2016	66.94	66.49
November 2016	68.86	66.39
December 2016	68.29	67.38
January 2017	68.39	67.48
February 2017	67.40	66.67
March 2017	66.83	64.85
April 2017	65.10	64.08
May 2017	64.87	64.03
June 2017	64.66	64.23

(1)	The exchange rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the exchange rate on the last day of each month during the period.

Although certain rupee amounts in this annual report have been translated into U.S. dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated below, or at all. Except as otherwise stated in this annual report, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2017. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at March 31, 2017 was Rs. 64.85 per US$1.00 and at June 30, 2017 was Rs. 64.62 per US$1.00.

Market Price Information

Equity Shares

Our outstanding equity shares are currently listed and traded on the BSE Limited and the National Stock Exchange of India Limited.

At June 30, 2017, total 6,412,829,984 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

The following table shows:

•	The reported high and low closing prices quoted in rupees for our equity shares on the National Stock Exchange of India Limited; and

•	The reported high and low closing prices for our equity shares, translated into U.S. dollars, based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on the last business day of each period presented.

	Price per equity share(1),(2),(3)
	High		Low		High		Low
Annual prices:
Fiscal 2013	Rs.	220.49	Rs.	142.13	US$	4.04	US$	2.61
Fiscal 2014		228.95		142.46		3.82		2.37
Fiscal 2015		349.14		219.85		5.60		3.53
Fiscal 2016		301.05		166.36		4.55		2.51
Fiscal 2017		266.00		194.95		4.10		3.01

Quarterly prices:
Fiscal 2016:
First Quarter	Rs.	301.05	Rs.	257.41	US$	4.73	US$	4.05
Second Quarter		288.59		226.45		4.41		3.46
Third Quarter		263.68		224.00		3.98		3.38
Fourth Quarter		239.09		166.36		3.61		2.51
Fiscal 2017:
First Quarter	Rs.	234.23	Rs.	194.95	US$	3.47	US$	2.89
Second Quarter		252.86		217.59		3.80		3.27
Third Quarter		266.00		219.23		3.92		3.23
Fourth Quarter		263.91		228.27		4.07		3.52
Fiscal 2018:
First Quarter	Rs.	296.77	Rs.	244.23	US$	4.59	US$	3.78

Monthly prices:
March 2016	Rs.	215.91	Rs.	186.32	US$	3.26	US$	2.81
April 2016		230.95		200.27		3.48		3.02
May 2016		222.41		194.95		3.31		2.90
June 2016		234.23		209.95		3.47		3.11
July 2016		247.27		218.50		3.70		3.27
August 2016		234.55		217.59		3.50		3.25
September 2016		252.86		227.59		3.80		3.42
October 2016		262.95		219.23		3.94		3.29
November 2016		266.00		232.09		3.88		3.39
December 2016		244.05		225.59		3.59		3.32
January 2017		247.27		228.27		3.66		3.38
February 2017		263.91		251.23		3.96		3.77
March 2017		261.14		240.91		4.03		3.71
April 2017		260.64		244.23		4.06		3.80
May 2017		296.77		247.95		4.60		3.84
June 2017		295.18		286.23		4.57		4.43

(1)	Data from the National Stock Exchange of India Limited. The prices quoted on the BSE Limited may be different.

(2)	One equity share of Rs. 10 has been sub-divided into five equity shares of Rs. 2 each effective December 5, 2014. Share prices for all periods in the table have been adjusted accordingly.

(3)	The Bank issued one bonus share for every 10 equity shares in June 2017. Share prices for all periods in the table have been adjusted accordingly.

At June 30, 2017, the closing price of equity shares on the National Stock Exchange of India Limited was Rs. 290.15 equivalent to US$ 4.49 per equity share (US$ 8.97 per ADS on an imputed basis) translated at the exchange rate of Rs. 64.62 per US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2017.

At June 30, 2017, there were 931,165 holders of record of our equity shares, of which 990 had registered addresses in the United States and held an aggregate of 1,223,311 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE Limited and the National Stock Exchange of India Limited.

At June 30, 2017, we had approximately 805 million ADSs, equivalent to about 1,609 million equity shares, outstanding. At June 30, 2017, there were 66,257 record holders of our ADSs, out of which 119 have registered addresses in the United States. The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding ADSs traded under the symbol IBN.

	Price per ADS(1),(2)
	High		Low
Annual prices:
Fiscal 2013	US$	8.68	US$	5.09
Fiscal 2014		8.80		4.63
Fiscal 2015		11.80		7.75
Fiscal 2016		9.95		4.71
Fiscal 2017		7.98		5.80

Quarterly prices:
Fiscal 2016:
First Quarter	US$	9.95	US$	8.51
Second Quarter		9.52		7.45
Third Quarter		8.37		6.56
Fourth Quarter		6.95		4.71
Fiscal 2017:
First Quarter	US$	7.14	US$	5.80
Second Quarter		7.61		6.52
Third Quarter		7.91		6.50
Fourth Quarter		7.98		6.77
Fiscal 2018:
First Quarter	US$	9.17	US$	7.50

Monthly prices:
March 2016	US$	6.51	US$	5.56
April 2016		7.14		5.99
May 2016		6.54		5.80
June 2016		7.09		6.05
July 2016		7.28		6.55
August 2016		6.97		6.52
September 2016		7.61		6.74
October 2016		7.91		6.50
November 2016		7.84		6.78
December 2016		7.25		6.73
January 2017		7.36		6.77
February 2017		7.85		7.45
March 2017		7.98		7.41
April 2017		8.00		7.50
May 2017		9.02		7.71
June 2017		9.17		8.78

(1)	One equity share of Rs. 10 has been sub-divided into five equity shares of Rs. 2 each effective December 5, 2014. The number of ADSs issued was increased proportionally to maintain the ratio of one ADS to two equity shares. ADS prices for all periods in the table have been adjusted accordingly.

(2)	The Bank issued one bonus share for every 10 equity shares in June 2017. Share prices for all periods in the table have been adjusted accordingly.

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

According to the new methodology introduced by the Indian government for estimating India’s gross domestic product, and gross value added by sector, India’s gross domestic product grew by 7.5% in fiscal 2015, 8.0% in fiscal 2016 and 7.1% in fiscal 2017. The agriculture sector accounted for 15.2% of gross value added, while industry and services accounted for 31.2% and 53.7%, respectively, in fiscal 2017. We are heavily dependent upon the state of the Indian economy, and a slowdown in growth in the Indian economy could adversely affect our business, our borrowers and our contractual counterparties, especially if such a slowdown were to be continued and prolonged.

From fiscal 2010, the Indian corporate sector undertook significant investments, including in the infrastructure and commodity sectors. This led to high loan growth in the banking sector, including for us. Subsequently, the Indian economy experienced challenges in terms of high inflation and consequently higher interest rates, currency depreciation and a sharp slowdown in economic growth. The corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals and judicial decisions. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic scenario and volatility in global and domestic financial markets. Corporate investment activity declined. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector. The corporate sector continues to be impacted due to lower than anticipated cash flow generation and high leverage. The significant decline in global commodity prices in fiscal 2015 and fiscal 2016, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors. Capital investments in the economy remained subdued impacting corporations in investment-linked sectors like construction. Due to the lower than projected cash flows, the progress in reducing leverage in the corporate sector has been slow. As a result, the level of additions to non-performing loans, including slippages from restructured loans into non-performing status, and provisions increased during fiscal 2016.

During fiscal 2017, the additions to non-performing loans, including slippages from restructured loans, continued to remain elevated as the corporate sector challenges continued due to the slowdown in economic growth, low corporate profitability and subdued investment activity. The slowdown in economic growth was primarily in the industrial and services sectors, with growth in the industrial sector moderating to 5.6% during fiscal 2017 compared to 8.8% during fiscal 2016, and in the services sector to 7.7% in fiscal 2017 compared to 9.7% in fiscal 2016. Further, during the second half of fiscal 2017, there was a reduction in the availability of cash caused by the withdrawal of high denomination currency notes by the government of India, which also impacted businesses. While several companies are working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, the process of resolving stressed assets remained slower than expected due to delays in decision making at the Joint Lenders’ Forum that was set up to explore options for early resolution of stress in loan accounts. Several measures were announced by the Reserve Bank of India during the year to enable early resolution of assets. However, the continued challenges in the operating and recovery environment adversely impacted the pace of resolution leading to a significant increase in non-performing loans, including slippages from restructured loans, during fiscal 2017.

The Indian economy in general, and the agricultural sector in particular, are impacted by the level and timing of monsoon rainfall. Investments by the corporate sector in India are impacted by government policies and decisions including policies and decisions regarding awards of licenses, access to land, access to natural resources and the protection of the environment. Economic growth in India is also influenced by inflation, interest rates, external trade and capital flows. The level of inflation or depreciation of the Indian rupee may limit monetary easing or cause monetary tightening by the Reserve Bank of India. Any increase in inflation, due to increases in domestic food prices or global prices of commodities, including crude oil, the impact of currency depreciation on the prices of imported commodities and additional pass through of higher fuel prices to consumers, or otherwise, may result in a tightening of monetary policy. For instance, during fiscal 2014, in response to a rise in inflation from 9.1% in April 2013 to 11.5% in November 2013, the Reserve Bank of India

progressively raised the repo rate by 75 basis points from 7.25% to 8.0% during May 2013-January 2014. The repo rate was thereafter maintained at the 8.0% level and then gradually reduced starting January 2015, with the last reduction of 25 basis points to 6.25% in October 2016.

In fiscal 2015, the Reserve Bank of India entered into a monetary policy framework agreement with the government of India affirming an inflation target of 4.0% with a band of +/- 2% to be pursued by the Reserve Bank of India. In June 2016, the Indian government notified amendments to the Reserve Bank of India Act, 1934, approved by the Indian parliament, for constituting a six-member Monetary Policy Committee comprising members from the Reserve Bank of India and the government, which would be responsible for inflation targets and monetary policy decisions. India has, in the past, experienced sustained periods of high inflation. A return to high rates of inflation with a resulting rise in interest rates, and any corresponding tightening of monetary policy may have an adverse effect on economic growth in India.

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

Although the proximate cause of the 2008-2009 financial crisis, which was deeper than other recent financial crises, was the U.S. residential mortgage market, investors should be aware that there is a recent history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies which leads to risks for all financial institutions, including us. Developments in the Eurozone, including concerns regarding sovereign debt default, negotiations between the United Kingdom and European policymakers following its vote to withdraw from the European Union, and the exit of any other country from the European Union, recessionary economic conditions and adoption of negative interest rates in key developed economies as well as concerns related to the impact of tightening monetary policy in the U.S., may lead to increased risk aversion and volatility in global capital markets.

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

While Standard & Poor’s, Moody’s and Fitch currently have stable or positive outlooks on their sovereign rating for India, they may lower their sovereign ratings for India or the outlook on such ratings, which would also impact our ratings. Rating agencies may also change their methodology for rating banks which may impact us. For instance, in April 2015, Moody’s revised its bank rating methodology and the assessment of government support to banks, following which the rating of several banks globally were revised, including Indian banks. The Bank’s senior unsecured debt rating was downgraded by one level to Baa3 following the methodology change. Any adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely impact our business and limit our access to capital markets and adversely impact our liquidity position. The methodology for rating banks also take into consideration key financial parameters of a bank like its capital position, liquidity profile, level of non-performing loans and business position in the banking industry. During incidents of challenges in the economic and operating environment for the Indian banking sector, there could be rating actions like a rating downgrade or change in the outlook of a bank by the rating agencies. Following the significant increase in non-performing loans in the banking sector, including for us, rating agency Moody’s revised the rating of a few public sector banks and the outlook for some public and private sector banks. While Moody’s reaffirmed the Bank’s senior unsecured debt rating at Baa3, the baseline credit assessment of the Bank was lowered from baa3 to ba1 and outlook on the Bank’s senior unsecured debt was changed from positive to stable in July 2017. The rating of our foreign branches is impacted by the sovereign rating of the country in which the branch is located, particularly if the rating is below India’s rating. Any revision to the sovereign rating of the countries in which we operate to below India’s rating could impact the rating of our foreign branch in the jurisdiction and the bonds issued from these branches. In February 2016, Standard & Poor’s placed bonds issued by the Bahrain branches of two Indian banks, including ICICI Bank, on credit watch with negative implications following its lowering of the sovereign rating of Bahrain. In June 2016, Standard & Poor’s removed the ratings on the Bank’s senior bonds from credit watch and maintained the existing ratings based on the execution of an irrevocable standby letter of credit guaranteeing the bonds by our branch in the Dubai International Financial Centre. See also “—Risks Relating to Our Business—Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds”.

We have certain borrowings that would be affected by a one or two notch downgrade of the Bank’s current credit rating. These borrowings amount to approximately 3.0% of our total borrowings at year-end fiscal 2017. If an international credit rating agency downgrades the Bank’s credit rating by one or two notches, we would be required to pay an increased interest rate on certain borrowings, and for certain borrowings, we would be required to re-negotiate a new interest rate with our lenders. If we were not able to reach an agreement for an interest rate with a lender, the lender could require us to prepay the outstanding principal amount of the loan.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

India imports a majority of its requirements of petroleum oil and petroleum products, which comprised around 22% of total imports in fiscal 2016 and fiscal 2017 compared to 31% of total imports in fiscal 2015. The government of India has deregulated prices and has been reducing the subsidy in respect of certain oil products, resulting in international crude prices having a greater effect on domestic oil prices. Any increase or volatility in oil prices, as well as the impact of currency depreciation, which makes imports more expensive in local currency, and the pass-through of such increases to Indian consumers or an increase in subsidies (which would increase the fiscal deficit) could have a material adverse impact on the Indian economy and the Indian banking and financial system, including through a rise in inflation and market interest rates and higher trade and fiscal deficits. This could adversely affect our business including our liquidity, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the price of our equity shares and ADSs.

Current account deficits, including trade deficits, and capital flow and exchange rate volatility could adversely affect our business and the price of our equity shares and ADSs.

India’s trade relationships with other countries and its trade deficit, may adversely affect Indian economic conditions and the exchange rate for the rupee. The current account deficit as a proportion of India’s gross domestic product has improved significantly from a high of 4.7% in fiscal 2013 to 1.3% in fiscal 2015, 1.1% in fiscal 2016 and 0.7% in fiscal 2017, which was driven primarily by the sharp decline in crude oil and commodity prices and a slowdown in non-oil imports. Increased volatility in capital flows due to changes in monetary policy in the United States or other economies or a reduction in risk appetite or increase in risk aversion among global investors and consequent reduction in global liquidity may impact the Indian economy and financial markets. For instance, during the first half of fiscal 2014, emerging markets including India witnessed significant capital outflows on account of concerns regarding the withdrawal of quantitative easing in the U.S. and other domestic structural factors such as the high current account deficit and lower growth outlook.

Exchange rates are impacted by a number of factors including volatility of international capital markets, interest rates and monetary policy stance in developed economies like the United States, level of inflation and interest rates in India, the balance of payment position and trends in economic activity. From the beginning of fiscal 2013 through fiscal 2016, the rupee decreased 30.4% against the U.S. dollar. In fiscal 2017, the rupee appreciated by about 2.1%.

If the current account and trade deficits increase, or are no longer manageable because of factors impacting the trade deficit like a significant rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the price of our equity shares and ADSs could be adversely affected. Any reduction of or increase in the volatility of capital flows may impact the Indian economy and financial markets and increase the complexity and uncertainty in monetary policy decisions in India, leading to volatility in inflation and interest rates in India, which could also adversely impact our business, our financial performance our stockholders’ equity, and the price of our equity shares and ADSs.

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

As a large systemically important Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as systemic risk, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. Our transactions with these financial institutions expose us to credit risk in the event of default by the counterparty, which can be exacerbated during periods of market illiquidity. We were declared a systemically important bank in India by the Reserve Bank of India in August 2015, which continued to categorize us as a systemically important bank in India in subsequent years. See also “Overview of the Indian Financial Sector”.

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

As a result of the challenges faced by the corporate sector, the non-performing loans and provisions of a number of Indian banks, including us, increased significantly during fiscal 2016 and fiscal 2017. Our non-performing loans and provisioning costs are expected to remain elevated in the near term. See also “—Risks Relating to Our Business—If we are unable to adequately control the level of non-performing loans in our portfolio, our business will suffer” and “—Risks Relating to Our Business—If regulators continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, our business will suffer”.

Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the price of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 15.2% of India’s value added in fiscal 2017. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in change in weather patterns and frequency of natural calamities like droughts, floods and cyclones, which could affect the economy of India, the countries where we operate and our operations in those countries.

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

Our business and customers are predominantly located in India or are related to and influenced by the Indian economy. The Indian government has traditionally exercised, and continues to exercise, a dominant influence over many aspects of the economy. Government policies could adversely affect business and economic conditions in India, our ability to implement our strategy, the operations of our subsidiaries and our future financial performance. Since 1991, successive Indian governments have pursued policies of economic liberalization, including significantly relaxing restrictions on the private sector and encouraging the development of the Indian financial sector. While a single party achieved majority in the general elections in fiscal 2015, India has been governed by coalition governments in previous years. The leadership of India and the composition of the government are subject to change, and election results are sometimes not along expected lines. It is difficult to predict the economic policies that will be pursued by governments in the future. In addition, investments by the corporate sector in India may be impacted by government policies and decisions, including with respect to awards of licenses and resources, access to land and natural resources and policies with respect to protection of the environment. Such policies and decisions may result in delays in execution of projects, including those financed by us, and also limit new project investments, and thereby impact economic growth. The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. For instance, the government of India has introduced a uniform goods and services tax structure in India, which has an impact on the way in which we are taxed and may have an impact on the operations and cash flows of our borrowers. There could also be one-time decisions by the government that could impact our business and financial performance. For example, the government’s decision in the second half of fiscal 2017 to withdraw legal tender status of high denomination currency notes led to an increase in costs associated with the transition and the reduction in revenues due to accompanying measures such as the reduction or waiver of transaction charges for ATM and card transactions for the specified period, Any significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally and our business in particular and the price of our equity shares and ADSs could be adversely affected.

If regional hostilities, terrorist attacks or social unrest in India or elsewhere increase, our business and the price of our equity shares and ADSs could be adversely affected.

India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In the past, there have been military confrontations between India and Pakistan, and border disputes with neighbouring countries. India has also experienced terrorist attacks in some parts of the country, including in Mumbai, where our headquarters are located. In addition, geo-political events in the Middle East and Eastern Europe or terrorist or military action in other parts of the world may impact prices of key commodities, financial markets and trade and capital flows. These factors and any political or economic instability in India could adversely affect our business, our future financial performance and the price of our equity shares and ADSs.

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

From fiscal 2010, the Indian corporate sector undertook significant investments, including in the infrastructure and commodity sectors. This led to high loan growth for Indian banks, including us. Subsequently, the Indian economy experienced challenges including high inflation and consequently higher interest rates, currency depreciation and a sharp slowdown in economic growth. During this period, the corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and high level of receivables, including from the government, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals like clearances on environment and land, and judicial decisions like the deallocation of coal mines. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic environment and volatility in global and domestic financial markets. Corporate investment activity declined. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector. The corporate sector continued to be impacted due to lower than anticipated cash flow generation and high leverage. The significant decline in global commodity prices in fiscal 2015 and fiscal 2016, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors. Capital investments in the economy remained subdued impacting corporations in investment-linked sectors like construction. Due to the lower than projected cash flows, the progress in reducing leverage in the corporate sector was slow. Further, during the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, Indian banks, including us, experienced a substantial increase in the level of additions to non-performing loans, including downgrades from restructured loans, into non-performing status during the second half of fiscal 2016.

During fiscal 2017, the additions to non-performing loans, including slippages from restructured loans, continued to remain elevated as the corporate sector challenges continued due to the slowdown in economic growth, low corporate profitability and subdued investment activity. The slowdown in economic growth was primarily in the industrial and services sectors, with growth in the industrial sector moderating to 5.6% during fiscal 2017 compared to 8.8% during fiscal 2016, and in the services sector to 7.7% in fiscal 2017 compared to 9.7% in fiscal 2016. Further, during the second half of fiscal 2017, there was a reduction in the availability of cash caused by the withdrawal of high denomination currency notes by the government of India, which also impacted businesses. While several companies are working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, the process of resolution of stressed assets remained slower than expected due to delays in decision making at the Joint Lenders’ Forum that were set up to explore options for early resolution of stress in loan accounts. Several measures were announced by the Reserve Bank of India and the government, including the introduction of the Insolvency and Bankruptcy Code, during the year to enable early resolution of assets. However, the continued challenges in the operating and recovery environment adversely impacted the pace of resolution leading to a significant increase in non-performing loans during fiscal 2017. Our gross non-performing loans increased significantly from Rs. 293.2 billion at year-end fiscal 2016 to Rs. 458.9 billion at year-end fiscal 2017.

Our standard loan portfolio includes restructured standard loans, and the failure of these borrowers to perform as expected could result in such loans being classified as non-performing. Since fiscal 2015, we experienced a high level of downgrades of standard restructured loans to the non-performing category due to the failure of these borrowers to perform as expected as a result of challenging domestic and global economic conditions and the slow progress of efforts to reduce corporate leverage.

Our standard loan portfolio also includes loans to borrowers where we, alone or with other lenders, have invoked schemes permitted by the Reserve Bank of India, including strategic debt restructuring and change in management, which provide for a standstill period during which the loan continues to be classified as standard even if a default in the payment of interest or principal would otherwise have required the loan to be classified as non-performing. During the standstill period, interest on such loan is not accrued, and is recognized only if received in cash. This standstill period is intended to allow time for the change in management and resolution of the borrower. This non-accrual status for loans subject to a standstill period negatively impacts our net interest income and net interest margin. A failure to arrive at a resolution by the end of the standstill period would result in such loans being classified as non-performing. See “—Our standard loan portfolio includes loans subject to standstill provisions in respect of asset classification”. At year-end fiscal 2017, we also initiated the process of change in ownership outside the strategic debt restructuring scheme of a borrower with gross debt outstanding of approximately Rs. 51.1 billion. A failure to arrive at a satisfactory resolution of this account would adversely impact our performance.

Further, the quality of our long-term project finance loan portfolio could be adversely impacted by several factors. Our loan portfolio includes project finance, corporate finance, and working capital loans to the infrastructure and related sectors, including power and construction, and commodity-based sectors such as coal and iron and steel, which are subject to global commodity price cycles. See also “—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks”. In certain cases, we have extended loan facilities to clients based on collateral consisting of equity shares and any volatility in the capital markets may impact the value of such collateral. Economic and project implementation challenges, in India and overseas, and declines or volatility in commodity prices, could result in some of our borrowers not being able to meet their debt obligations, including debt obligations that have already been restructured, resulting in an increase in non-performing loans. The inability of any of our borrowers to meet their debt obligations and the resultant increase in our non-performing loans may materially and adversely impact our financial performance.

There are uncertainties in respect of certain sectors due to challenging global and domestic economic conditions and high corporate leverage. The key sectors that have been impacted include power, mining, iron and steel, cement and rigs. At year-end fiscal 2016, the Bank’s fund based exposure and outstanding non-fund based facilities to companies internally rated below investment grade (excluding borrowers classified as non-performing or restructured) was Rs. 119.6 billion (1.3% of the Bank’s total exposure) to power (excluding exposure to a central public sector owned undertaking), Rs. 90.1 billion (1.0%) to mining, Rs. 77.8 billion (0.8%) to iron & steel, Rs. 66.4 billion (0.7%) to cement and Rs. 25.1 billion (0.3%) to rigs. Further, the Bank’s fund based exposure and outstanding non-fund based facilities to promoter entities internally rated below investment grade where the underlying is partly linked to these sectors was Rs. 61.6 billion (0.7%). At year-end fiscal 2017, ICICI Bank’s fund based exposure and outstanding non-fund based facilities to companies internally rated below investment grade (excluding accounts classified as non-performing or restructured) was Rs. 62.3 billion (0.7% of the Bank’s total exposure) to power (excluding exposure to a central public sector owned undertaking), Rs. 52.3 billion (0.6%) to mining, Rs. 39.7 billion (0.4%) to iron & steel, Rs. 2.9 billion to cement and Rs. 0.4 billion to rigs. Further, the Bank’s fund based exposure and outstanding non-fund based facilities to promoter entities internally rated below investment grade where the underlying is partly linked to these sectors was Rs. 32.6 billion (0.3%). The decrease of Rs. 250.2 billion in the aggregate fund based exposure and non-fund based outstanding to companies internally rated below investment grade in the above sectors and promoter entities was due to classification of Rs. 200.5 billion as non-performing and reduction in exposure and net rating upgrades of Rs. 49.7 billion. The exposure to companies internally rated below investment grade in the above sectors and promoter entities includes the non-fund based facilities outstanding in respect of accounts included in this portfolio where the fund based facilities outstanding have been classified as non-performing. Apart from this, the non-fund based facilities outstanding to borrowers classified as non-performing was Rs. 19.3 billion. Any additional classification of such fund based exposures and outstanding non-fund based facilities as non-performing may materially and adversely impact our business.

During fiscal 2016 and fiscal 2017, the increase in additions to non-performing loans resulted in a significant increase in our provisions. It also impacted net interest margin, as we do not accrue interest on non-performing loans. In July 2017, while rating agency, Moody’s, reaffirmed the Bank’s senior unsecured debt rating at baa3, the baseline credit assessment of the Bank was lowered from baa3 to ba1 and the rating outlook on the Bank’s senior unsecured debt was changed from positive to stable. The high level of, and increase in, non-performing loans is expected to result in high provisions and to continue to adversely impact our net interest margin in fiscal 2018 as well. The non-accrual of income on loans subjected to restructuring or special structuring involving a standstill period under applicable regulatory guidelines also negatively impacts our net interest income and net interest margin.

Provisions are created by a charge to expense, reflecting our estimates of loan losses and the credit risks in our portfolio, which may not be adequate to cover further increases in the amount of non-performing loans or further deterioration in our non-performing loan portfolio. In addition, for the year ended March 31, 2016, the Reserve Bank of India’s annual supervisory process assessed higher provision than we had reported. While we have given effect to the impact of the changes in provisioning arising out of the Reserve Bank of India’s supervisory process in the financial statements for the year ended March 31, 2017, the Reserve Bank of India’s supervisory process for the year ended fiscal 2017 may result in further divergences between the Reserve Bank of India’s assessed provisions and our reported provisions. Such divergence would require us to further change our provisioning processes, potentially resulting in higher provisioning expenses. See also “—If regulators continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, our business will suffer.”

Our ability to adequately control our non-performing loans in our portfolio will depend on several factors, including a pick-up in economic growth, a favorable inflation and interest rate environment, increase in credit growth and resolution of stressed assets. In addition, the requirement to complete the resolution process within the stipulated timeline to avoid liquidation of the borrower may impact recoveries from these stressed accounts. In the event borrowers go into liquidation, the additional credit losses may be significant.

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

Banks in India are required to make provisions for all their loans in accordance with guidelines issued by the Reserve Bank of India, which prescribes the accounting for loss provisioning, unlike in the United States and European Union where a separate body sets accounting standards, including for provisioning. Under the Reserve Bank of India guidelines, Indian banks are required to make provisions on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. We make provisions on retail non-performing loans at the borrower level in accordance with the retail assets provisioning policy of the Bank, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. We hold higher specific provisions on retail loans and advances than the minimum regulatory requirement and make provisions on restructured/rescheduled loans and advances in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks. In addition to the specific provision on non-performing assets, we maintain a general provision on standard loans and advances and restructured loans and advances at rates prescribed by the Reserve Bank of India.

The Reserve Bank of India has substantially expanded its guidance relating to the identification and classification of non-performing assets over the last three years, which has resulted in an increase in our loans classified as non-performing and an increase in provisions.

Effective April 1, 2014, the Reserve Bank of India issued guidelines which included a framework for early identification and resolution of stressed assets. The guidelines introduced an asset classification category of “special mention accounts”, which comprises cases that are not yet restructured or classified as non-performing but which exhibit early signs of stress, as determined by various parameters. Banks are also required to share data with each other on a category of special mention accounts, form joint lenders’ forums and devise action plans for the joint resolution of these accounts. Any failure to do so within stipulated timeframes results in accelerated provisioning for such cases and may materially and adversely impact our business and future financial performance.

During the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, non-performing loans increased significantly in the banking system during the second half of fiscal 2016.

During fiscal 2017, the additions to non-performing loans, including slippages from restructured loans, continued to remain elevated as the corporate sector challenges continued due to the slowdown in economic growth, low corporate profitability and subdued investment activity. The slowdown in economic growth was primarily in the industrial and services sectors, with growth in the industrial sector moderating to 5.6% during fiscal 2017 compared to 8.8% during fiscal 2016, and in the services sector to 7.7% in fiscal 2017 compared to 9.7% in fiscal 2016. Further, during the second half of fiscal 2017, there was a reduction in the availability of cash caused by the withdrawal of high denomination currency notes by the government of India, which also impacted businesses. While several companies are working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, the process of resolving stressed assets remained slower than expected due to delays in decision making at the Joint Lenders’ Forum that was set up to explore options for early resolution of stress in loan accounts. Several measures were announced by the Reserve Bank of India during the year to enable early resolution of assets. However, the continued challenges in the operating and recovery environment adversely impacted the pace of resolution leading to a significant increase in non-performing loans, including slippages from restructured loans, and provisions during fiscal 2017. Any further increases in non-performing loans and provisions may materially and adversely impact our business and future financial performance.

Our gross non-performing loans increased significantly from Rs. 173.9 billion at year-end fiscal 2015 to Rs. 293.2 billion at year-end fiscal 2016 and to Rs. 458.9 billion at year-end fiscal 2017. Our provisions for non-performing assets including restructuring related provisions increased from Rs. 77.2 billion in fiscal 2016 to Rs. 157.5 billion in fiscal 2017, primarily due to an increase in additions to non-performing assets in the corporate and small and medium enterprises loan portfolio, including reclassifications of restructured loans as non-performing loans due to the failure of the borrowers to perform as per the debt restructuring terms and specific provisions on cases where strategic debt restructuring was initiated. Our provisions on standard assets decreased from Rs. 3.2 billion in fiscal 2016 to a write-back of Rs. 3.7 billion in fiscal 2017, primarily due to higher slippages to the non-performing category. Further, in view of the uncertainties relating to certain sectors and the time that it may take to resolve the Bank’s exposures to these sectors, the Bank made a collective contingency and related reserve of Rs. 36.0 billion at year-end fiscal 2016 towards the Bank’s exposure to these sectors. During fiscal 2017, ICICI Bank allocated the full amount of the collective contingency and related reserve towards the provisions for loans and fixed assets acquired in partial satisfaction of loans.

In April 2017, the Reserve Bank of India directed banks to put in place board-approved policies for making provisions for standard assets at rates higher than those prescribed by the Reserve Bank of India, based on industry sectors and an assessment of sectoral risks and trends. In particular, the Reserve Bank of India highlighted risks in the telecom sector and directed banks to complete the assessment with respect to this sector by June 30, 2017. Furthermore, in April 2017, the Reserve Bank of India required banks to disclose the divergence in asset classification and provisioning between what banks report and what the Reserve Bank of India assess through the Reserve Bank of India’s annual supervisory process. For the year ended March 31, 2016, as compared to our assessment, the Reserve Bank of India’s assessment of gross non-performing assets was Rs. 51.0 billion higher, net non-performing assets was Rs. 40.3 billion higher and provisions for non-performing assets was Rs. 10.7 billion higher. After adjusting for these divergences, our net profit after tax for the year ended March 31, 2016 would be Rs. 90.3 billion rather than Rs. 97.3 billion. For further information, see also Note 15 to Schedule 18 “Notes Forming part of the Accounts” to the consolidated financial statements. While the impact of changes in classification and provisioning arising out of the Reserve Bank of India’s supervisory process for the year ended March 31, 2016 has been fully given effect to in the audited financial statements for the year ended March 31, 2017, additional divergences may arise from the Reserve Bank of India’s supervisory process for the year ended March 31, 2017. Such divergences would require us to further change our classification and provisioning processes and would also result in gross non-performing assets, net non-performing assets, provisions for non-performing assets and net profit after tax being different from what we report herein should divergences be adjusted for. There can be no assurance that such disclosures will not impact us, our reputation, our business and future financial performance. Further, apart from the Reserve Bank of India that regulates us, there could be a possibility of other regulatory bodies also taking enforcement action based on such disclosures. Our subsidiaries are also regulated by their respective regulatory bodies. Similar to us, there may arise a requirement for additional disclosures from our subsidiaries in future, which may have an adverse impact on us.

In June 2017, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers would be required to be finalized within specified timeframes, failing which the borrowers would go into liquidation. The Reserve Bank of India has also specified higher provisions in respect of loans to these borrowers. Further, with respect to other identified stressed accounts, the banks are required to finalize a resolution plan within six months, failing which banks shall be required to file for insolvency proceedings under the Code. Given the limited experience of this framework, there can be no assurance that successful resolution of these borrowers’ liabilities would be achieved, and should one or more of these borrowers go into liquidation, the provisioning requirement and credit loss on these loans could result in significantly higher provisions and recovery from these borrowers could be significantly lower. The Reserve Bank of India may identify other corporate borrowers for action under the Insolvency and Bankruptcy Code and may require banks to commence similar proceedings, which may further impact our provisioning and credit loss. In addition, the requirement to complete the resolution process within the stipulated timeline to avoid liquidation of the borrower may impact recoveries from these stressed accounts. In the event borrowers go into liquidation, the additional credit losses may be significant.

From fiscal 2019, banks in India will migrate to the new accounting standards, Ind AS, which largely converges the Indian accounting standards with International Financial Reporting Standards. Further, banks migrating to the advanced measurement approach for operational risk and internal ratings-based approaches for credit risk under Basel II are required to follow the prescribed minimum loss given default levels for capital adequacy computation and treat restructured assets as non-performing assets for capital adequacy purposes. Compliance with these new standards may result in an increase in loans classified as non-performing and provisioning costs for banks, including us.

Our strategy going forward with respect to our loan portfolio comprises proactive monitoring of loan portfolios across businesses; improvement in the portfolio mix by focusing on retail lending and lending to higher-rated companies; reduction of concentration risk; and resolution of exposures through asset sales by borrowers, changes in management and working with stakeholders to ensure that companies are able to operate at an optimal level and generate cash flows. Our strategy will also depend on the resolution of stressed assets within the specified timeframe. There can be no assurance that we will be able to successfully implement our strategy and control or reduce the level of non-performing assets, or that our future recoveries on non-performing assets will be similar to our past experience of recoveries on non-performing assets. If we cannot successfully control our non-performing assets, our business, future financial performance and the price of our equity shares and ADSs could be materially and adversely impacted.

Our standard loan portfolio includes loans subject to standstill provisions in respect of asset classification.

Our standard loan portfolio includes loans to borrowers where we, alone or with other lenders, have invoked schemes permitted by the Reserve Bank of India, including strategic debt restructuring and change in management, which provide for a standstill period during which the loan continues to be classified as standard even if the default in payment of interest or principal would otherwise have required the loan to be classified as non-performing. Interest on the loan do not accrue during such standstill period, and is recognized by us only if received in cash. This standstill period is intended to allow time for the change in management and resolution of the borrowers’ liabilities. A failure to arrive at a resolution by the end of the standstill period would result in such loans being classified as non-performing.

At year-end fiscal 2017, our standard loan portfolio included loans aggregating Rs. 64.5 billion to borrowers within the standstill period, of which Rs. 26.4 billion was part of our exposure internally rated below investment grade to the power, mining, iron & steel, cement and rigs sectors and promoter entities. If there is a substantial increase in such loans, or if such loans are classified as non-performing, it could have a material adverse effect on our business, our future financial performance and the price of our equity shares and ADSs. In addition, during the standstill period, we are not allowed foreclose on such loans or otherwise liquidate any collateral that we may have. Our inability to do so may result in a failure to recover the expected value from such loan or collateral, and could have a material adverse effect on our business and future financial performance.

If our restructured borrowers fail to perform as expected and the loans to them are recategorized to the non-performing category, our business will suffer.

Our standard assets also include restructured standard loans. See also “Business—Classification of Loans—Restructured Loans”. At year-end fiscal 2017, our restructured standard loans were Rs. 47.8 billion. In recent years, we have experienced a significant increase in the amount of standard restructured loans that were re-categorized to the non-performing category. The principal amount of such re-categorized loans increased from Rs. 7.3 billion in fiscal 2014 to Rs. 45.3 billion in fiscal 2015 and further to Rs. 53.0 billion in fiscal 2016. The restructured loans re-categorized to the non-performing category declined to Rs. 48.4 billion in fiscal 2017. The failure of some of our restructured borrowers to perform as expected and the Reserve Bank of India’s review of the loan portfolios of Indian banks results in an increase in non-performing loans. The performance of our restructured borrowers is dependent on various factors, including economic conditions, in India and globally, movements in global commodity markets and exchange rates, rise in interest rates, inflation and distress in certain sectors, in addition to regulatory change.

See also and “—If regulators continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, our business will suffer” and “Supervision and Regulation—Loan Loss Provisions and Non-Performing Assets—Restructured loans”.

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

Further, the classification of the loan portfolio of our overseas branches and subsidiaries is also subject to the regulations of respective local regulators. Such loans that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant Reserve Bank of India guidelines, are classified as non-performing to the extent of the amount of outstanding loan in the host country. Such classification of loans as non-performing based on host country regulations may lead to an adverse impact on our business, our future financial performance and the price of our equity shares and ADSs.

We also have investments in security receipts arising from the sale of non-performing assets by us to reconstruction companies registered with the Reserve Bank of India. See also “Business—Classification of Loans”. There can be no assurance that reconstruction companies will be able to recover these assets and redeem our investments in security receipts and that there will be no reduction in the value of these investments. Any such inability to recover assets or redeem our investments without a diminution in value could generally affect our business, financial condition and results of operations. In September 2016, the Reserve Bank of India issued a framework for sale of stressed assets. As per this framework, with effect from April 1, 2017, provisions held for investment in security receipts will be subject to a floor of provisioning rate applicable to the underlying loans (the provisions the bank would have had to make if the loans had continued to be held in its books), if more than 50% of the security receipts are held by the bank that sold the loans. The threshold of 50% will be reduced to 10% from April 1, 2018 as per the framework. Further, the framework requires banks to maintain an internal list of stressed assets identified for sale and review assets classified as ‘doubtful’ above a threshold amount on a periodic basis with a view to consider a sale or other disposition.

Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks.

We expect long-term project finance to be an area of growth in our business over the medium to long-term, and the quality of this portfolio could be adversely impacted by several factors. The viability of these projects depends upon a number of factors, including market demand, government policies, the processes for awarding government licenses and access to natural resources and their subsequent judicial or other review, the financial condition of the government or other entities that are the primary customers for the output of such projects and the overall economic environment in India and the international markets. These projects are particularly vulnerable to a variety of risks, including risks of delays in regulatory approvals, environmental and social issues, completion risk and counterparty risk, which could adversely impact their ability to generate revenues. In the past, we have experienced a high level of default and restructuring in our industrial and manufacturing project finance loan portfolio as a result of the downturn in certain global commodity markets and increased competition in India. Our loans to the power sector were 5.8% of our total loans at year-end fiscal 2015, 5.6% at year-end fiscal 2016 and 5.8% at year-end fiscal 2017. Our non-performing loans in the power sector increased from Rs. 0.7 billion in fiscal 2015 to Rs. 17.5 billion in fiscal 2016 and to Rs. 64.0 billion in fiscal 2017. Power projects face a variety of risks, including access to fuel such as coal and gas, and off-take of the power produced. For example, we are lenders to a large gas-based power plant in the state of Maharashtra which has been impacted by the non-availability of gas. Coal based power projects in India have experienced delays primarily due to environmental concerns around coal mining and the de-allocation of coal blocks allocated to companies. While the Indian government has commenced the auction of these de-allocated coal blocks, the commencement of operations and financial performance of projects linked to these coal blocks continues to be uncertain. In addition, power projects inherently have high leverage levels and volatility in capital markets and concerns about the implementation of these projects and their future cash flows may constrain the availability of equity funding for such projects. Any reduction in the output of operational power plants or the projected output of newly-commissioned or under-implementation power projects due to lower availability of fuel, higher fuel costs that cannot be passed through to purchasers and inability of state-owned power distribution utilities to purchase or pay for power due to their financial condition, or a decline in the price of power, may have an adverse impact on the financial condition of power producers and their ability to service their debt obligations, including to us. We cannot be sure that these projects will begin operations as scheduled or perform as anticipated. A change in the ownership and management of these projects could further delay the commencement of operations. We may see an increase in our non-performing assets or restructured assets in case of delays from the scheduled commercial date of operations of such projects, which are longer than that permitted by the Reserve Bank of India guidelines.

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

Our loan portfolio and non-performing asset portfolio have a high concentration in certain types of customers. ICICI Bank’s policy is to limit its exposure to any particular industry (other than retail loans) to 15.0% of its total exposure. Our loans and advances to the retail finance segment constituted 50.2% of our gross loans and advances at year-end fiscal 2017. Our loans and advances to the power sector was 5.8%, to the iron and steel sector was 4.7%, to the infrastructure sector (excluding power) was 4.5% and to the non-finance services sector was 4.4% of our gross loans and advances at year-end fiscal 2017.

There are uncertainties in respect of certain sectors due to global and domestic economic conditions and high corporate leverage. The key sectors that have been impacted include power, mining, iron and steel, cement and rigs. At year-end fiscal 2016, the Bank’s fund based exposure and outstanding non-fund based facilities to companies internally rated below investment grade (excluding borrowers classified as non-performing or restructured) was Rs. 119.6 billion (1.3% of the Bank’s total exposure) to power (excluding central public sector owned undertaking), Rs. 90.1 billion (1.0%) to mining, Rs. 77.8 billion (0.8%) to iron & steel, Rs. 66.4 billion (0.7%) to cement and Rs. 25.1 billion (0.3%) to rigs. Further, the Bank’s fund based exposure and outstanding non-fund based facilities to promoter entities internally rated below investment grade where the underlying is partly linked to these sectors was Rs. 61.6 billion (0.7%). At year-end fiscal 2017, ICICI Bank’s fund based exposure and outstanding non-fund based facilities to companies internally rated below investment grade (excluding accounts classified as non-performing or restructured) was Rs. 62.3 billion (0.7% of the Bank’s total exposure) to power (excluding central public sector owned undertaking), Rs. 52.3 billion (0.6%) to mining, Rs. 39.7 billion (0.4%) to iron & steel, Rs. 2.9 billion to cement and Rs. 0.4 billion to rigs. Further, the Bank’s fund based exposure and outstanding non-fund based facilities to promoter entities internally rated below investment grade where the underlying is partly linked to these sectors was Rs. 32.6 billion (0.3%). The decrease of Rs. 250.2 billion in the aggregate fund based exposure and non-fund based outstanding to companies internally rated below investment grade in the above sectors and promoter entities was due to classification of Rs. 200.5 billion as non-performing and reduction in exposure and net rating upgrades of Rs. 49.7 billion. The exposure to companies internally rated below investment grade in the above sectors and promoter entities includes the non-fund based facilities outstanding in respect of accounts included in this portfolio where the fund based facilities outstanding have been classified as non-performing. In view of the uncertainties relating to the above sectors and the time that it may take to resolve the Bank’s exposures to these sectors, the Bank made a collective contingency and related reserve of Rs. 36.0 billion at year-end fiscal 2016 towards the Bank’s exposure to these sectors. This reserve was over and above the provisions required for non-performing and restructured loans as per Reserve Bank of India guidelines but, as a prudent matter, was permitted under Reserve Bank of India guidelines and Indian GAAP. During fiscal 2017, ICICI Bank re-allocated the full amount of the collective contingency and related reserve towards the provisions for loans and fixed assets acquired in partial satisfaction of loans. See also “Business—Classification of Loans”.

Pursuant to the guidelines of the Reserve Bank of India, the Bank’s credit exposure to an individual borrower must not exceed 15.0% of its capital funds, unless the exposure is with regards to an infrastructure project. Capital funds refer to Tier 1 and Tier 2 capital after regulatory adjustments as per the Reserve Bank of India guideline ‘Master Circular - Basel III Capital Regulations’. ICICI Bank’s exposure to a group of companies under the same management control generally must not exceed 40.0% of its capital funds unless the exposure is towards an infrastructure project, as per the Reserve Bank of India guidelines. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., aggregate exposure can be 20.0% of capital funds for an individual borrower and aggregate exposure can be 45.0% of capital funds for a group of companies under the same management). At year-end fiscal 2017, our largest non-bank borrower accounted for approximately 12.1% of our capital funds. The largest group of companies under the same management control accounted for approximately 23.4% of our capital funds. The Bank’s exposure to its 20 largest borrowers (including banks) was approximately 12.9% of our total exposure, and our credit exposure to our 20 largest borrowers (including banks) was approximately 13.2% of the Bank’s total credit exposure at year-end fiscal 2017.

In December 2016, the Reserve Bank of India released a framework for large exposures with limits on exposure of banks to single counterparty and a group of connected counterparties. As per this framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20% of the bank’s available eligible capital base at all times and the sum of all the exposure values of a bank to a group of connected counterparties must not be higher than 25% of the bank’s available eligible capital base at all times. This framework is expected to be implemented in full by April 1, 2019 and the extant exposure norms applicable for credit exposure to individual borrower or to group of companies /group of companies under same management control will no longer be applicable from that date. Banks are required to gradually adjust their exposures so as to comply with the limits given in the framework for large exposures. In August 2016, the Reserve Bank of India issued guidelines proposing limits on the aggregate exposure of the banking system to large borrowers, with lending beyond the specified limits attracting higher risk weights and provisioning. These guidelines, and our focus on controlling and reducing concentration risk, may restrict our ability to grow our business with some customers, and require us to reduce our exposure to some groups.

Our strategy with respect to our loan portfolio comprises proactive monitoring of loan portfolios across businesses; improvement in the portfolio mix by focusing on retail lending and lending to higher-rated companies; reduction of concentration risk; and resolution of exposures through asset sales by borrowers, changes in management and working with stakeholders to ensure that companies are able to operate at an optimal level and generate cash flows. We have created a framework for managing concentration risk which specifies various single borrower and group exposure thresholds and the authorization matrix that must be followed in case exposures exceed the stipulated thresholds. There can be no assurance that we will be able to successfully implement our strategy and control or reduce the level of concentration. See also “Business—Loan Portfolio—Loan Concentration”.

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

If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on our interest-earning assets, our net interest income and net interest margin would be adversely impacted. Any systemic decline in low cost funding available to banks in the form of current and savings account deposits would adversely impact our net interest margin. The Reserve Bank of India has deregulated the interest rate on savings deposits, following which some of the smaller banks in India are offering higher interest rates on their savings deposit accounts. If other banks with whom we compete similarly raise their savings account deposit rates, we may also have to do so to remain competitive and this would adversely impact our cost of funds. In December 2015, the Reserve Bank of India released guidelines on computation of lending rates based on the marginal cost of funds methodology which is applicable on incremental lending from April 1, 2016. This change in the methodology for calculating cost of funds led to lower lending rates, and may lead to more frequent revisions in lending rates due to the prescribed monthly review of cost of funds. See also

“Business—Loan Portfolio—Loan Pricing” and “Supervision and Regulation—Regulations Relating to Advancing Loans”. This may impact the yield on our interest-earning assets, our net interest income and net interest margin. During November 2016-March 2017, there was a significant increase in savings and current account deposits in the banking system following the government of India’s decision to withdraw high denomination currency notes. The surge in low cost funds resulted in an increase in liquidity in the banking system and a reduction in the cost of funds for banks, including for us. The subsequent reduction in lending rates were however higher compared to the decline in cost of funds, as banks were seeking to deploy the excess liquidity. Further, customers with floating rate loans also repriced their existing loans at the lower rate. Earlier, banks were not permitted to extend fixed rate loans at a rate of interest lower than the base rate. This restriction no longer applies to fixed rate loans of tenor above three years under the new guideline, and competition among lenders may lead to lower lending rates and result in reduced net interest income. If there are increases in our cost of funds and if we are unable to pass on the increases fully into our lending rates, our net interest margins and profitability would be adversely impacted. In January 2017, we reduced our marginal cost of funds based lending rate, which is the benchmark rate for floating rate loans offered by us, by 70 basis points across tenures. Some of the other large banks in India also announced a downward revision in their marginal cost of funds based lending rates. Such revisions in benchmark lending rates may impact the yield on our interest-earning assets, our net interest income and net interest margin.

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

We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in meeting these requirements may be required to be invested in Government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs.

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

The Reserve Bank of India issued revised directed lending norms applicable from fiscal 2016 onwards. The sub-targets for direct and indirect lending to agriculture have been combined. Two new sub-targets, a target of 8.0% of adjusted net bank credit to small and marginal farmers and a 7.5% lending target to micro-enterprises, have been introduced and apply in a phased manner over fiscal 2016 and fiscal 2017. The balance of the priority sector lending requirement can be met by lending to a range of sectors, including small businesses, medium enterprises, renewable energy, social infrastructure and residential mortgages satisfying certain criteria. The target for lending to weaker sections continues to be at 10% of adjusted net bank credit. At year-end fiscal 2017, ICICI Bank’s priority sector lending was Rs. 1,490.8 billion. As prescribed in the Reserve Bank of India guidelines, the Bank’s priority sector lending compliance was computed on quarterly average basis for fiscal 2017. Total average priority sector lending was Rs. 1,399.4 billion constituting 39.9% of adjusted net bank credit against the requirement of 40.0% of adjusted net bank credit. The average lending to the agriculture sector was Rs. 547.4 billion constituting 15.6% of adjusted net bank credit against the requirement of 18.0% of adjusted net bank credit. The average advances to weaker sections were Rs. 220.9 billion constituting 6.3% of adjusted net bank credit against the requirement of 10.0% of adjusted net bank credit. Average lending to small and marginal farmers was Rs. 142.2 billion constituting 4.1% of adjusted net bank credit against the requirement of 8.0% of adjusted net bank credit. The average lending to micro enterprises was Rs. 241.2 billion constituting 6.9% of adjusted net bank credit against the requirement of 7.5% of adjusted net bank credit. The average lending to non-corporate farmers was Rs. 300.9 billion constituting 8.6% of adjusted net bank credit against the requirement of 11.7% of adjusted net bank credit.

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

Any shortfall in meeting the priority sector lending requirements may be required to be invested at any time, at the Reserve Bank of India’s request, in Government schemes that yield low returns, determined depending on the prevailing bank rate and on the level of shortfall, thereby impacting our profitability. The aggregate amount of funding required by such schemes is drawn from banks that have shortfalls in achievement of their priority sector lending targets, with the amounts drawn from each bank determined by the Reserve Bank of India. At year-end fiscal 2017 our total investments in such schemes on account of past shortfalls in achieving the required level of priority sector lending were Rs. 241.1 billion. In May 2014, the Reserve Bank of India issued guidelines allowing banks to include the outstanding mandated investments in Government schemes at March 31 of the fiscal year to be treated as part of indirect agriculture and count towards overall priority sector target achievement. Investments at March 31 of the preceding year would be included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements. These changes were made effective fiscal 2014. The Reserve Bank of India has proposed a scheme to sell and purchase priority sector lending certificates among banks in the event of excess/shortfall in meeting priority sector targets, which may help in reducing the shortfall in priority sector lending. However, this would depend on the availability of such certificates for trading. Our investments in Government schemes are expected to increase in view of the continuing shortfall in agriculture lending sub-targets and weaker section loans. See also “Supervision and Regulation—Directed lending”.

As a result of priority sector lending requirements, we may experience a higher level of non-performing assets in our directed lending portfolio, particularly due to loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets in the priority sector loan portfolio were 2.3% in fiscal 2014, 2.1% in fiscal 2015 and 2.2% in fiscal 2016 and fiscal 2017. Recently, some states in India have announced schemes for waiver of loans taken by farmers. While the cost of such schemes is borne by the state governments, such schemes or borrower expectations of such schemes may result in higher delinquencies in our agricultural lending portfolio. Any future changes by the Reserve Bank of India to the directed lending norms may result in our continued inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively more risky segments and may result in an increase in non-performing loans.

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

The branch network of ICICI Bank in India has increased from 3,100 branches at year-end fiscal 2013 to 4,850 branches at year-end fiscal 2017. See also “—We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks”. We have also substantially scaled up our branch network in rural and semi-urban areas and have also established low-cost branches in centers in the country having no bank presence. Our new branches typically operate at lower productivity levels, as compared to our existing branches. Our operating performance depends also on the productivity of our employees. Any inability to achieve or substantial delays in achieving desired levels of productivity would have an adverse impact on our growth and profitability and the price of our equity shares and ADSs.

We are subject to capital adequacy and liquidity requirements stipulated by the Reserve Bank of India, including Basel III, and any inability to maintain adequate capital or liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

With effect from April 1, 2013, banks in India commenced implementation of the Basel III capital adequacy framework as stipulated by the Reserve Bank of India. The Basel III guidelines, among other things, establish common equity Tier 1 as a new tier of capital; impose a minimum common equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% while retaining the minimum total risk-based capital ratio of 9.0%; require banks to maintain a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments; establish new eligibility criteria for capital instruments in each tier of regulatory capital; require more stringent adjustments to and deductions from regulatory capital; provide for more limited recognition of minority interests in the regulatory capital of a consolidated banking group; impose a 4.5% Basel III leverage ratio of Tier 1 capital to exposure during a parallel run period from 2013 to 2017; and modify the Reserve Bank of India’s Basel II guidelines with respect to credit risk, including counterparty credit risk and credit risk mitigation, and market risk. The guidelines are to be fully implemented by year-end fiscal 2019. Applying the Basel III guidelines, our capital ratios on a consolidated basis at year-end fiscal 2017 were: common equity Tier 1 risk-based capital ratio of 13.8%; Tier 1 risk-based capital ratio of 14.4%; and total risk-based capital ratio of 17.3%.

The capital regulations continue to evolve, both globally and in India. The Reserve Bank of India requires additional capital to be held by banks as a systemic buffer. For instance, in July 2014, the Reserve Bank of India issued guidelines requiring additional common equity Tier 1 capital requirements ranging from 0.2% to 0.8% of risk-weighted assets for domestic banks that are identified as systemically important. The systemic importance of a bank would be determined based on the size, inter-connectedness, substitutability and complexity of the bank, with a larger weightage given to size. We were declared a systemically important bank in India by the Reserve Bank of India in August 2015 and placed in the first bucket which requires us to maintain additional common equity Tier 1 capital of 0.2% in a phased manner from April 1, 2016. Further, the Reserve Bank of India also released guidelines on implementation of counter-cyclical capital buffers which propose higher capital requirements for banks, ranging from 0% to 2.5% of risk-weighted assets, during periods of high economic growth. The capital requirement would be determined based on certain triggers such as deviation of long-term average credit-to-GDP ratio and other indicators. While these guidelines are already effective, the Reserve Bank of India has stated that current economic conditions do not warrant activation of the counter-cyclical capital buffer. In addition, with the approval of the Reserve Bank of India, banks in India may migrate to advanced approaches for calculating risk-based capital requirements in the medium term. The Reserve Bank of India has increased the risk weight on unrated exposures to corporates and infrastructure financing non-banking finance companies from 100.0% to 150.0% if the aggregate exposure of the banking system exceeds Rs. 2.0 billion. This is effective from June 30, 2017. Such regulatory changes and evolving regulations may impact the amount of capital that we are required to hold. Our ability to grow our business and execute our strategy is dependent on our level of capitalization and we typically raise resources from the capital markets to meet our capital requirements.

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

Our credit risk may be higher than the credit risk of banks in some developed economies. Unlike several developed economies, a nation-wide credit bureau only became operational in India in 2000. This may limit the information available to us about the credit history of our borrowers, especially individuals and small businesses. In addition, the credit risk of our borrowers is often higher than borrowers in more developed economies due to the evolving Indian regulatory, political, economic and industrial environment. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to “priority sectors”, including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Any shortfall may be required to be allocated to investments yielding sub-market returns. See also “—We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in meeting these requirements may be required to be invested in Government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the price of our equity shares and ADSs” and “Business—Loan Portfolio—Directed Lending”. Several of our corporate borrowers have suffered from low profitability because of increased competition from economic liberalization, a sharp decline in commodity prices, high debt burden and high interest rates in the Indian economy, and other factors. An economic slowdown and a general decline in business activity in India could impose further stress on these borrowers’ financial soundness and profitability and thus expose us to increased credit risk. For instance, developments in the Indian economy have led to a rise in non-performing and restructured assets of Indian banks, including us, since fiscal 2014. Such conditions may lead to an increase in the level of our non-performing assets and there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

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

We are subject to a wide variety of banking, insurance and financial services laws, regulations and regulatory policies and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. Since the global financial crisis, regulators in India and in the other jurisdictions in which we operate have intensified their review, supervision and scrutiny of many financial institutions, including us. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past, in a range of areas. This increased review and scrutiny or any changes in the existing regulatory supervision framework, increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that all regulators will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations, accounting and taxation norms or regulatory policies. See also “—If regulators continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, our business will suffer”. Regulators may find that we are not in compliance with applicable laws, regulations, accounting and taxation norms or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Such formal or informal actions might force us to make additional provisions for our non-performing assets or otherwise, divest our assets, adopt new compliance programs or policies, remove personnel, reduce dividend or executive compensation or undertake other changes to our business operations. Any of these changes, if required, could reduce our profitability by restricting our operations, imposing new costs or harming our reputation. In April 2017, the Reserve Bank of India directed banks to make disclosures in the notes to accounts to the financial statements where divergences in asset classification and provisioning consequent to Reserve Bank of India’s annual supervisory assessment process have exceeded a specified threshold. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment” and “Supervision and Regulation”.

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

In addition to oversight by the Reserve Bank of India, our insurance subsidiaries are also subject to extensive regulation and supervision by India’s insurance regulators. The Insurance Regulatory and Development Authority of India has the authority to modify and interpret regulations regarding the insurance industry, including regulations governing products, selling commissions, solvency margins and reserving, which can lead to additional costs or restrictions on our insurance subsidiaries’ activities. Similarly, our asset management subsidiary is subject to supervision and regulation by the Securities and Exchange Board of India. There can be no assurance that increase in regulatory scrutiny of our subsidiaries and stringent requirements, including additional disclosures, will not have a material adverse impact on the Bank.

Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and ensuing inquiries or investigations by regulatory and enforcement authorities, has resulted, and may result in the future, in regulatory actions, including financial penalties and restrictions on or suspension of the related business operations. Following the release on the Internet in March 2013 of videos forming part of a sting operation on banks and insurance companies in India that purported to show the Bank’s frontline branch employees engaging in conversations that would violate our Group’s Code of Business Conduct and Ethics and could have, if any transactions had been consummated, led to violations of anti-money laundering and ‘know-your-customer’ norms, the Reserve Bank of India undertook investigations at ICICI Bank and over 30 other banks in India. While the Reserve Bank of India’s investigations did not reveal any prima facie evidence of money laundering, the Reserve Bank of India imposed an aggregate penalty of Rs. 665 million on 31 Indian banks, including Rs. 10 million on ICICI Bank, for instances of violation of applicable regulations, which we have paid. A penalty of Rs. 1.4 million was also imposed on the Bank in February 2015 by the Financial Intelligence Unit, India, for failure in reporting the attempted suspicious transactions to which the above sting operations pertained. The Bank had filed an appeal against the penalty with the Appellate Tribunal. In June 2017, the Appellate Tribunal ruled that the penalty was not sustainable. The Tribunal asked the appellant banks to be careful and report such matters in future.

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

In India, foreclosure on collateral consisting of property can be undertaken directly by lenders by fulfilling certain procedures and requirements (unless challenged in courts of law) or otherwise by a written petition to an Indian court or tribunal. An application, when made (or a legal challenge to the foreclosure undertaken directly), may be subject to delays or administrative requirements that may result in, or be accompanied by, a decrease in the value of collateral. These delays can last for several years and might lead to deterioration in the physical condition or market value of the collateral. In the event a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntary winding up. If a company becomes a “sick unit” (as defined under Indian law, which provides for a unit to be so categorized based on the extent of its accumulated losses relative to its stockholders’ equity), foreclosure and enforceability of collateral is stayed. In some cases, we may repossess collateral in lieu of principal and interest dues but may experience delays in liquidating the collateral. While the Indian parliament has approved legislation introducing a new Insolvency and Bankruptcy Code, there are uncertainties in respect of its impact on recovery of dues by lenders. Any delays caused by the lack of infrastructure, including information utilities, in reaching a resolution within the assigned timelines may increase the risk of failure and the company going into liquidation under the legislation.

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

We earn commission, exchange and brokerage income from a variety of activities, including loan processing, syndication and advisory services for corporate clients with respect to their acquisition and project financing, distribution of retail investment and insurance products, transaction banking and retail credit products. Our commission, exchange and brokerage income is therefore impacted by the level of corporate activity including new financing proposals, the demand for retail financial products and the overall level of economic and trade activity. Our commission, exchange and brokerage income is also impacted by applicable regulations governing various products and segments of financial services and changes in these regulations may adversely impact our ability to grow in this area. For example, in May 2014, the Reserve Bank of India directed banks to remove foreclosure charges on floating rate term loans given to individual borrowers and were prohibited from levying a penalty for non-maintenance of minimum balance in inoperative accounts. The securities regulator has issued regulations restricting charges that may be levied on depositary accounts. The profit on foreign exchange transactions is dependent on foreign exchange market conditions and the risk management strategies of corporate clients. Volatile market conditions may also have an adverse impact on mergers and acquisitions activity by Indian companies, affecting our fee and other incomes related to such activity. Since fiscal 2012, we have witnessed a moderation in growth in our commission, exchange and brokerage income, primarily due to the decline in corporate investment activity and new financing proposals. Further, in February 2017, the Reserve Bank of India released a draft circular on rationalization of Merchant Discount Rate for debit card transactions. The draft circular seeks a shift from the present slab-rate based Merchant Discount Rate on transaction value to merchant turnover based Merchant Discount Rate structure, for which merchants have been suitably categorized. These and various factors could adversely impact our fee income streams in the future and adversely affect our financial performance.

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

The loan portfolio of our international branches and subsidiaries includes foreign currency loans to Indian companies for their Indian operations (as permitted by regulation) as well as for their overseas ventures, including cross-border acquisitions. This exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. Regulatory changes globally and in specific markets, including increased regulatory oversight following the global financial crisis, may impact our ability to execute our strategy and deliver returns on capital invested in our international subsidiaries. Our banking subsidiaries in the United Kingdom and Canada have in the past focused primarily on leveraging their deposit franchises in these markets to extend financing to Indian companies for their operations in India and globally, including the financing of overseas acquisitions by Indian companies through structured transactions. In view of the position taken by these subsidiaries’ respective regulators in connection with cross-border risk and exposure concentration, these subsidiaries have reduced their business volumes, resulting in a high level of capital relative to assets in ICICI Bank Canada and impacting the return on the capital invested by ICICI Bank in these subsidiaries. While these subsidiaries are focused on growing their business within the current regulatory framework, the opportunities to do so may be limited. Further, while we are seeking to rationalize the capital invested in our overseas banking subsidiaries and these subsidiaries have repatriated a part of their excess capital to ICICI Bank, there can be no assurance that we will be able to achieve further capital rationalization through repatriation or otherwise. Further, recent global developments including decline in crude oil prices and the United Kingdom’s decision to exit from the European Union are expected to slow down economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past” and “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Our overseas branches and banking subsidiaries undertake select local banking businesses, including lending to multinational and local corporations, small businesses, property backed lending and insured mortgages, and in the event of these corporations being impacted by global and local economic conditions it could have an adverse impact on our business. They have also made investments in bonds, certificates of deposits, mortgage backed securities, treasury bills, credit derivatives and asset-backed commercial paper. The global financial and economic crisis resulted in mark-to-market and realized losses on our overseas and other subsidiaries’ investment and derivative portfolios, increased the regulatory scrutiny of our international operations, constrained our international debt capital market borrowings and increased our cost of funding. If we are unable to manage these risks, our business would be adversely affected.

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

Negative rumors have been previously circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal withdrawal levels for a few days. Furthermore, a part of our loan and investment portfolio, consisting primarily of the loan and investment portfolios of our international branches and subsidiaries is denominated in foreign currencies, including the U.S. dollar. Our international branches are primarily funded by debt capital market issuances and syndicated/bilateral loans, while our international subsidiaries generally raise deposits in their local markets. We have certain borrowings that would be affected by a one or two notch downgrade of the Bank’s current credit rating. These borrowings amount to approximately 3.0% of our total borrowings at year-end fiscal 2017. If an international credit rating agency downgrades the Bank’s credit rating by one or two notches, we would be required to pay an increased interest rate on certain borrowings, and for certain borrowings, we would be required to re-negotiate a new interest rate with our lenders. If we are not able to reach an agreement for an interest rate with a lender, the lender could require us to prepay the outstanding principal amount of the loan. Volatility in the international debt markets may constrain our international capital market borrowings. There can be no assurance that our international branches and subsidiaries will be able to obtain funding from the international debt markets or other sources in a timely manner on terms acceptable to them or at all. This may adversely impact our ability to replace maturing borrowings and fund new assets. In addition, borrowers who have taken foreign currency loans from us may face challenges in meeting their repayment obligations on account of market conditions and currency movements. See also “—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs”, “—Risks Relating to India and Other Economic and Market Risks—Financial difficulty and other problems in the Indian financial system in India could adversely affect our business and the price of our equity shares and ADSs” and “—Our international operations increase the complexity of the risks that we face”.

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

Changes in laws, regulations and regulatory policies, or the interpretation or application thereof, have and we expect will continue to lead to enhanced regulatory oversight and scrutiny and increased compliance costs. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past. This increased scrutiny increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that any regulator will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy, management functioning or other measures of the safety and soundness of our operations. See also “If regulators continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, our business will suffer”. In addition, regulators may find that we are not in compliance with applicable laws, regulations or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Our ability to predict future legal or regulatory changes is limited and we may face enhanced legal or regulatory burdens without advance notice. For example, the Reserve Bank of India, in its guidelines for new private sector banking licenses issued in February 2013, has mandated new banks pursuant to the issuance of such licenses, to be set up under a financial holding company structure. In future, such requirements may be extended to existing banks in India, including us. Also, the Reserve Bank of India has released a discussion paper on a new banking structure in India. See also “Overview of the Indian Financial Sector—Structural Reforms”. Any such regulatory or structural changes may result in increased expenses, operational restrictions, increased competition or revisions to our business operations, which may reduce our profitability or force us to forego potentially profitable business opportunities. The Reserve Bank of India’s scheme for Prompt Corrective Action on banks with high level of non-performing loans has been effective since December 2002. In April 2017, the Reserve Bank of India revised the framework and included indicators to be tracked like capital adequacy, asset quality, profitability and leverage with specified risk thresholds that would result in invocation of prompt corrective action. The revised framework stipulates actions like restriction on dividend distribution/remittance of profits, restriction on branch expansion; domestic and/or overseas, higher provisions as part of the coverage regime, and restriction on management compensation and directors’ fees. At year-end fiscal 2017, the Bank’s financial indicators did not breach the risk thresholds prescribed by the Reserve Bank of India. There can be no assurance that we will always remain within the thresholds prescribed by the Reserve Bank of India in the future. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”.

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

We may seek opportunities for growth through acquisitions or be required to undertake mergers mandated by the Reserve Bank of India under its statutory powers. We have undertaken mergers and acquisitions in the past. Most recently, the Bank of Rajasthan, a private sector bank, merged with us effective August 12, 2010. In the past, the Reserve Bank of India has ordered mergers of weak banks with other banks primarily in the interest of depositors of the weak banks. More recently, the Indian government has indicated that public sector banks should pursue consolidation to create a smaller number of banks that are individually large in scale. We may in the future examine and seek opportunities for acquisitions in countries where we currently operate. Our non-banking subsidiaries in India may also undertake mergers, acquisitions and takeovers. Any future acquisitions or mergers or takeovers, both Indian or international, may involve a number of risks, including the possibility of a deterioration of asset quality, financial impact of employee related liabilities, diversion of our management’s attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalize operations, or develop the skills required for new businesses and markets, or unknown and known liabilities including any ongoing litigation, claims or disputes concerning such acquisition, merger, its shareholders, share capital or its legal and regulatory compliance obligations or practices, some or all of which could have an adverse effect on our business.

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

The rapid growth of our retail loan business and our rural initiative exposes us to increased risks within India including higher levels of non-performing loans in our unsecured retail credit portfolio, increased operational risk, increased fraud risk and increased regulatory and legal risk. Since fiscal 2012 we have focused on scaling up our retail lending volumes and since fiscal 2015, we have also seen an increase in our retail unsecured portfolio. Our net domestic retail loan portfolio grew by 18.5% in fiscal 2017 compared to an increase of 5.0% in our overall gross loan portfolio. Further, we are also focusing on scaling up our business and distribution network in rural areas. While we have taken measures to address the risks in these businesses, there can be no assurance that the businesses would perform according to our expectations or that there would not be any adverse developments in these businesses in the future. Our inability to manage such risks may have an adverse impact on our future business and strategy, our asset quality and profitability and the price of our equity shares and ADSs.

Our industry is very competitive and our strategy depends on our ability to compete effectively.

Within the Indian market, we face intense competition from other commercial banks, investment banks, insurance companies, non-bank finance companies, new private sector banks like payments banks and small finance banks and non-bank entities offering retail payments services. Some Indian public and private sector banks have experienced higher growth and increase in market shares relative to us. The Reserve Bank of India has issued licenses to two new private sector banks, and in-principle licenses to 10 small finance banks and 11 payments banks. Of these, six small finance banks and four payments banks have begun operations and three payments banks have surrendered, or announced their intention to surrender, their licences. The Reserve Bank of India has also issued guidelines with respect to a continuous licensing policy for universal banks in the private sector. The expansion of existing competitors or the entry of new competitors could increase competition. Further, technology innovations in mobility and digitization of financial services require banks to continuously develop new and simplified models for offering banking products and services. Innovations in the payments system and increasing use of mobile banking are leading to emergence of new platforms for cashless payments. This can also lead to new types of banks expanding their presence in other financial products like insurance and mutual funds. These trends in technology could increase competitive pressures on banks, including us, to adapt to new operating models and upgrade back-end infrastructure on an ongoing basis. There is no assurance that we will be able to continue to respond promptly to new technology developments, and be in a position to dedicate resources to upgrade our systems and compete with new players entering the market. In addition, the moderation of growth in the Indian banking sector may lead to greater competition for business opportunities.

We face competition from non-banking finance companies that are lending in segments in which banks also have a presence, including home loans and vehicle loans. Their presence in the market may grow during periods when banks are unable to grow their advances due to challenges and stress in other businesses. There is no assurance that we will be able to effectively compete with these non-banking finance companies at all times. Further, changes in the banking sector structure due to consolidation as well as entry of new competitors may lead to volatility and new challenges and may increase pressure on banks to remain competitive.

In October 2013, the Reserve Bank of India completely deregulated branch licensing requirements and banks are permitted to open branches across Tier 1 to Tier 6 centers without the prior approval of the Reserve Bank of India, subject to them maintaining a prescribed proportion of 25% of their incremental branches in rural and semi-urban areas. Banks are also allowed to merge, close or shift a branch in metropolitan and urban centers without prior approval. See also “Supervision and Regulation—Regulations Relating to the Opening of Branches”. In March 2017, the Reserve Bank of India issued revised guidelines on the rationalization of branch authorisation. As per the revised guidelines, banks are permitted to open, unless otherwise specifically restricted, banking outlets in Tier 1 to Tier 6 centers without having the need to take permission from the Reserve Bank of India in each case. The opening of banking outlets during a financial year will be subject to condition that at least 25% of the total number of banking outlets opened during a financial year should be opened in unbanked rural centers.

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

Although, our insurance businesses are profitable and we currently do not anticipate they would require capital, additional capital may be required to support the business which may, among other reasons, arise due to regulatory requirements. For instance, in the past, in accordance with an order of the Insurance Regulatory and Development Authority of India, all general insurance companies in India, including our general insurance subsidiary, ICICI Lombard General Insurance Company Limited, were required to provide for losses on the third-party motor pool (a multilateral arrangement for insurance in respect of third-party claims against commercial vehicles, the results of which were shared by all general insurance companies in proportion to their overall market share). Since the losses were allocated to general insurance companies based on their overall market shares, the profitability and solvency ratio of our general insurance subsidiary were adversely impacted. Accordingly, we invested Rs. 740.0 million of capital into our general insurance subsidiary in fiscal 2013. Our ability to invest additional capital in these businesses is subject to the Reserve Bank of India’s regulations on capital adequacy and its para-banking guidelines that prescribe limits for our aggregate investment in financial sector enterprises. All such investments require prior approval of the Reserve Bank of India. See also “—Loss reserves for our general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary”.

Any additional capital requirements of our insurance subsidiaries and restrictions on our ability to capitalize them could adversely impact their growth, our future capital adequacy, our financial performance and the price of our equity shares and ADSs.

The Insurance Laws (Amendment) Act, 2015, increased the foreign shareholding limit in insurance companies from 26.0% to 49.0%, subject to the companies being Indian-owned and controlled, and to regulatory approval. During fiscal 2016, we sold a 6.0% stake in our life insurance subsidiary, ICICI Prudential Life Insurance Company, to financial investors, thereby reducing our share ownership in ICICI Prudential Life Insurance Company from approximately 74% to 68%. In fiscal 2017, we sold a further 12.63% out of our shareholding in ICICI Prudential Life Insurance Company through an offer for sale in an initial public offering of its shares. ICICI Prudential Life Insurance Company was listed on the National Stock Exchange of India Limited and the BSE Limited on September 29, 2016. During fiscal 2016, Fairfax Financial Holdings and ICICI Bank agreed that Fairfax Financial Holdings (through its affiliate) would increase its shareholding in ICICI Lombard General Insurance Company by 9.0%. The transaction was completed in March 2016, resulting in our share ownership in ICICI Lombard General Insurance Company reducing to 63%. In June 2017, our Board of Directors of the Bank approved the sale of a part of our shareholding in ICICI Lombard General Insurance Company Limited in an initial public offering by the Company, subject to requisite approvals and market conditions. There is no assurance that we will be able to complete the above sale as planned or that we will undertake further monetization of our investments in our subsidiaries, through public offering or otherwise, or of the level of valuation of the subsidiaries at which such monetization may take place. See also “Business—Overview of Our Products and Services—Insurance” and “—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability.

Our life insurance and general insurance businesses are an important part of our business. See also “Business—Overview of Our Products and Services—Insurance”. These businesses have experienced volatility in growth rates in the past and there can be no assurance of their future rates of growth or profitability.

The Indian life insurance sector has experienced significant regulatory changes in recent years. In fiscal 2011, the Insurance Regulatory and Development Authority of India changed the regulations relating to unit-linked life insurance products. Subsequently, the Insurance Regulatory and Development Authority of India also issued revised regulations relating to non-linked life insurance products, which became effective during fiscal 2014. The key changes related to commissions payable to agents and distributors, lapse of policies, surrender values and minimum death benefits. As a result of these changes, the life insurance sector experienced low growth and changes in the product mix in recent years, as life insurance companies were required to modify their products and distribution strategies. While there was initially a shift in the product mix towards non-unit linked products, more recently the share of unit-linked products has increased driven by favorable cost structures of these products from a customer perspective, as well as by improved capital market conditions. Linked products contributed to 85.9% of the retail weighted received premium of ICICI Prudential Life Insurance Company in fiscal 2017, compared to 83.3% of the retail weighted received premium in fiscal 2016, 84.8% in fiscal 2015 and 66.5% in fiscal 2014. The demand for these products may be influenced by any volatility or downturn in capital markets. The regulatory changes have also resulted in reduced profit margins on life insurance products. In fiscal 2015, the Insurance Laws (Amendment) Act, 2015, amended the existing statute to provide that no policy of life insurance shall be called in question on any grounds, including misstatement of facts or fraud, at any time after three years from the date of the policy, i.e., from the date of issuance of the policy, commencement of risk, revival of the policy or the rider to the policy, whichever is later.

ICICI Lombard General Insurance Company’s gross direct premium income (GDPI) was Rs. 107.3 billion in fiscal 2017, a growth of 32.6% over fiscal 2016. ICICI Lombard General Insurance Company’s growth and profitability depend on various factors, including the proportion of certain profitable products in its portfolio, the maintenance on its relationship with key distribution partners and reinsurers, continuation of support by the government of India of certain insurance schemes, regulatory changes, and market movements. There can be no assurance of the future rates of growth in the insurance business. While this subsidiary has been making profits since fiscal 2013, there can be no assurance of the future profitability or rates of growth in the insurance business. See also “—Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the price of our equity shares and ADSs” and “Supervision and Regulation—Regulations Governing Insurance Companies”.

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

The proposed initial public offerings of our general insurance subsidiary may not be completed, and if completed, will increase the complexity of our business.

Our Board of Directors has approved the further sale of up to approximately 7.0% out of our shareholding in ICICI Lombard General Insurance Company through an offer for sale in an initial public offering of the company’s shares, subject to necessary approvals and market conditions, and ICICI Lombard General Insurance Company has filed a draft red herring prospectus with the Securities and Exchange Board of India for the proposed public offering.

However, adverse developments in the financial markets, the Indian general insurance industry, or in the business of our general insurance subsidiary, in addition to various other factors, may result in our failure to complete the proposed initial public offering on the terms currently contemplated, or at all. Our inability to complete the initial public offering on the terms currently contemplated, or at all, may adversely affect our results of operation and financial condition.

If completed, the proposed initial public offering will lead to increased complexity in our business. Upon becoming a publicly traded company, our general insurance subsidiary will have to begin interacting with public company investors and complying with the increasingly complex laws pertaining to public companies. If our and our subsidiary’s management teams are not able to successfully or efficiently manage our subsidiary’s transition to being a public company, increased oversight and continuous scrutiny of securities analysts and investors, it could adversely affect our business, results of operations and financial condition.

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

In accordance with the general insurance industry practice and accounting and regulatory requirements, our general insurance subsidiary establishes reserves for loss and loss adjustment expenses related to its general insurance business. Reserves are based on estimates of future payments that will be made in respect of claims, including expenses relating to such claims. Such estimates are made on both a case-by-case basis of claims that have been reported but not settled, based on the facts and circumstances available at the time the reserves are established, as well as in respect of losses that have been incurred but not reported. These reserves represent the estimated ultimate cost necessary to bring all pending claims to final settlement.

Reserves are subject to change due to a number of variables which affect the ultimate cost of claims, such as changes in claims handling procedures, legal environment, social attitudes, results of litigation, costs of repairs, changing trends in medical costs, minimum wages and other factors such as inflation and exchange rates. Our general insurance subsidiary’s reserves for environmental and other latent claims are particularly subject to such variables. The results of operations of our general insurance subsidiary depend significantly upon the extent to which its actual claims experience is consistent with the assumptions it uses in setting the prices for products and establishing the liabilities for obligations for technical provisions and claims. To the extent that its actual claims experience is less favorable than the underlying assumptions used in establishing such liabilities, it may be required to increase its reserves, which may materially adversely affect its results of operations.

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

We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees and third parties (including violation of regulations for prevention of corrupt practices, and other regulations governing our business activities), misreporting or non-reporting with respect to statutory, legal or regulatory reporting and disclosure obligations, or operational errors, including non-compliance with internal processes, clerical or recordkeeping and reconciliation errors or errors resulting from faulty computer or telecommunications systems. We have experienced significant growth in a fast changing environment, and management as well as our regulators, are aware that this may pose significant challenges to our control framework. As a result of our internal evaluations, we and our regulators have noted certain areas where our processes and controls could be improved. Our growth, particularly in retail lending, our rural initiative, our international business and our insurance businesses, exposes us to additional operational and control risks. Regulatory scrutiny of areas related to operational risk, including internal audit information, systems and data processing is increasing. The large size of our treasury and retail operations, which use automated control and recording systems as well as manual checks and recordkeeping, exposes us to the risk of errors in control, recordkeeping and reconciliation. The increasing size of our insurance business and the complexities of the products expose us to the risk that the models set up on actuarial software to compute the actuarial liabilities and deferred acquisition cost may contain errors or may require continuous improvement over a period of time. We also outsource some functions, like collections, to other agencies. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws, employee tampering, manipulation of those systems and deficiency in access control management will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control (including, for example, computer viruses or electrical or telecommunication outages), which may give rise to deterioration in customer service and to loss or liability to us. Unexpected events, such as the withdrawal of high denomination currency notes, could result in a sharp increase in our transaction volumes and increase the pressure on our systems to keep pace with regulatory changes in a short period of time, which may result in inadvertent operational errors in our branch operations and resultant regulatory action. We are further exposed to the risk that external vendors may be unable to fulfil their contractual obligations to us (or will be subject to the same risk of fraud or operational errors by their respective employees as we are), and to the risk that our (or our vendors’) business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures prove inadequate, or are circumvented, thereby causing delays in detection or errors in information. Although we maintain a system of controls designed to keep operational risk at appropriate levels, like all banks and insurance companies we have suffered losses from operational risk and there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount, and our reputation could be adversely affected by the occurrence of any such events involving our employees, customers or third parties. In addition, regulators or legal authorities may also hold banks, including us, liable for losses on account of customer errors such as inadvertent sharing of confidential account related information. There are inherent limitations to the effectiveness of any system especially of controls and procedures, including the possibility of human error, circumvention or over-riding of the controls and procedures, in a fast changing environment or when entering new areas of business or expanding geographic reach. Accordingly, even effective disclosure controls and procedures can only provide reasonable assurance of achieving their control objectives. We are committed to continuing to implement and improve internal controls and our risk management processes, and this remains a key priority for us. If, however, we are unable to manage operational risk in India and in the other jurisdictions in which we operate, or if we are perceived as being unable to manage such risk, we may be subject to enhanced regulatory oversight and scrutiny. For a discussion of how operational risk is managed, see also “Business—Risk Management—Operational Risk”.

Fraud and significant security breaches in our computer system and network infrastructure could adversely impact our business.

Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Our branch network expansion, our rural initiative, our international growth and our expansion to product lines such as insurance may create additional challenges with respect to managing the risk of fraud due to increased geographical dispersion and use of intermediaries. See also “Operating and Financial Review and Prospects—Provisions for Non-performing Assets and Restructured Loans ” and “Business—Risk Management—Operational Risk”. Physical or electronic break-ins, security breaches or other disruptions caused by power disruptions or the increased use of technology could also affect the security of information stored in and transmitted through our computer systems and network infrastructure. Technology has been undergoing a rapid evolution driven by mobility, cloud computing and social networks and this has led to increased cyber threats such as distributed denial of service attacks, spear phishing attacks and proliferation of malware and trojans. Given our focus on technology and presence in diverse geographies, we are exposed to such attacks which may impact the confidentiality, integrity or availability of data pertaining to us or our customers, which in turn may cause damage to our reputation and adversely impact our business and financial results. While we maintain insurance coverage that may, in accordance with the policy terms and conditions, cover certain aspects of cyber risks, such insurance coverage may be insufficient to cover all losses. We have a governance framework in place for security and has implemented information security policies, procedures and technologies. However, considering that technology is currently in a phase of rapid evolution and considering that the methods used for cyber-attacks are also changing frequently or, in some cases, are not recognized until an actual attack, we may not be able to anticipate or to implement effective preventive measures against all security breaches. Like many other large global financial institutions, we have also experienced a distributed denial of services attack which was intended to disrupt customer access to our main portal. While our monitoring and mitigating controls were able to detect and effectively respond to this incident, there can be no assurance that these security measures will be successful in the future. A significant failure in security measures could have a material adverse effect on our business, our future financial performance, our stockholders’ equity and the price of our equity shares and ADSs.

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

We are regularly assessed by the government of India’s tax authorities, and on account of outstanding tax demands we have included in contingent liabilities Rs. 51.0 billion in additional taxes in excess of our provisions at year-end fiscal 2017. These additional tax demands mainly relate to issues disputed by us and the tax authorities, such as the disallowance of depreciation on leased assets, disallowance of expenditure incurred towards exempt income, withdrawal of a special reserve, marked-to-market losses and indirect tax matters. As explained under “Business—Legal and Regulatory Proceedings”, no provision has been made in the accounts for these contingent liabilities. The Rs. 51.0 billion included in our contingent liabilities does not include further disputed tax assessments amounting to Rs. 53.1 billion mainly relating to bad debts written off and penalties levied, where the possibility of liability arising has been considered remote based on favorable Supreme Court decisions in other similar cases, and Rs. 2.3 billion relating to disallowance of taxes paid. See also “Business—Legal and Regulatory Proceedings”.

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

Our business has become more complex with both product line expansion including the insurance area and geographic expansion internationally and through the rural initiatives. Our continued success depends in part on the continued service of key members of our management team and our ability to continue to attract, train, motivate and retain highly qualified professionals. This is a key element of our strategy and we believe it to be a significant source of competitive advantage. The successful implementation of our strategy depends on the availability of skilled management, both at our head office and at each of our business units and international locations and on our ability to attract and train young professionals. A substantial portion of our compensation structure for middle and senior management is in the form of employee stock options, and dependent on the market price of our equity shares. Depending on market and business conditions, we may decide to reduce our employee strength in certain of our businesses. Increased competition, including the entry of new banks into an already competitive sector, may affect our ability to hire and retain qualified employees. Further, any stringent requirements by our regulator for appointing key members in the management may require us to reorganize our management structure and may affect our ability to identify suitable professionals for various roles. If we or one of our business units or other functions fail to staff operations appropriately, or lose one or more key senior executives or qualified young professionals and fail to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including our control and operational risks, may be adversely affected. Likewise, if we fail to attract and appropriately train, motivate and retain young professionals or other talent, our business may likewise be affected. See also “Business—Employees”.

Adoption of a different basis of accounting or new accounting standards may result in changes in our reported financial position and results of operations for future and prior periods.

The financial statements and other financial information included or incorporated by reference in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. The Institute of Chartered Accountants of India has issued Ind AS (a revised set of accounting standards) which largely converges the Indian accounting standards with International Financial Reporting Standards. The Ministry of Corporate Affairs, which is the law making authority for adoption of accounting standards in India, has notified these Ind AS for adoption. Further, the ministry has also issued a roadmap for transition to Ind AS by Indian companies in a phased manner starting from April 1, 2016. For banking companies and non-banking finance companies, the implementation of Ind AS will begin from April 1, 2018 and for insurance companies it will begin from April 1, 2020. Accordingly, ICICI Bank and our group companies, would report its financials as per Ind AS from April 1, 2018 onwards. Financial statements prepared under standards different from existing GAAP may diverge significantly from the financial statements and other financial information included or incorporated by reference in this annual report. The major areas of differences include classification and mark-to-market accounting of financial assets, impairment of financial assets, accounting of loan processing fees and costs, amortization of premium/discount on purchase of financial assets, employee stock option, deferred tax and consolidation accounting.

Ind AS 109 - Financial Instruments (Standard equivalent to International Financial Reporting Standard 9) would have a significant impact on the way financial assets and liabilities are classified and measured, resulting in volatility in profit or loss and equity. See also “Operating and Financial review Prospects – Convergence of Indian accounting standards with International Financial Reporting Standards”

Risks Relating to ADSs and Equity Shares

You will not be able to vote your ADSs and your ability to withdraw equity shares from the depositary facility is subject to delays and legal restrictions.

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

The Life Insurance Corporation of India, the General Insurance Corporation of India and other government-owned general insurance companies, all of which are directly controlled by the Indian government, are among our principal shareholders. At June 30, 2017, the Life Insurance Corporation of India held 10.4% and the General Insurance Corporation of India and other government-owned general insurance companies held 1.7%  of our outstanding equity shares. See also “Business—Shareholding Structure and Relationship with the Government of India”. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the price of our equity shares and ADSs. The Reserve Bank of India, in exercise of powers conferred by the Banking Regulation Act has notified a ceiling on voting rights in a banking company for single shareholder of 15.0%. Deutsche Bank Trust Company Americas held approximately 25.1% of our equity shares at June 30, 2017 as depositary for ADS holders and currently votes on only 15.0% of these shares as per the ceiling notified by the Reserve Bank of India. In addition, under the terms of our deposit agreement, Deutsche Bank Trust Company Americas must vote these shares as directed by our Board of Directors. See also “Overview of the Indian Financial Sector—Structural Reforms—Amendments to the Banking Regulation Act”.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the S&P BSE Sensex fell by 565 points from

5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE Limited and the National Stock Exchange of India Limited halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. The Indian securities markets experienced rapid appreciation during fiscal 2006 but underwent a sharp correction in May 2006. The markets experienced a recovery thereafter and the S&P BSE Sensex reached an all-time high of 20,873 on January 8, 2008 but subsequently experienced a sharp correction, with the S&P BSE Sensex declining to 8,160 on March 9, 2009. In the 24 months since then, the equity markets had recovered with the S&P BSE Sensex at 19,445 at year-end fiscal 2011. However, the European debt crisis, volatile crude oil prices and concerns on growth in India caused a decline in the domestic equity markets with the S&P BSE Sensex at 17,404 at March 30, 2012. The markets have recovered subsequently and at year-end fiscal 2017 the S&P BSE Sensex was at 29,621. In recent years, there have been changes in laws and regulations regulating the taxation of dividend income, which have impacted the Indian equity capital markets. See also “Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

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

The equity shares represented by ADSs are currently listed on the BSE Limited and the National Stock Exchange of India Limited. Settlement on those stock exchanges may be subject to delays and an investor in equity shares withdrawn from the depositary facility upon surrender of ADSs may not be able to settle trades on such stock exchanges in a timely manner. See also “—Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs”.

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

In certain circumstances, capital gains arising on the sale of the underlying equity shares are subject to Indian capital gains tax. Investors are advised to consult their own tax advisors and to carefully consider the potential tax consequences of owning ADSs or underlying equity shares. See also “Taxation—Indian Tax”.

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

Business

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. We are the largest private sector bank in India in terms of total assets on a consolidated basis. Apart from banking products and services, we offer life and general insurance, asset management, securities brokering and private equity products and services through our specialized subsidiaries. Our total assets at year-end fiscal 2017 were Rs. 9,860.4 billion. Our consolidated capital and reserves at year-end fiscal 2017 were Rs. 1,046.3 billion and our consolidated net profit for fiscal 2017 was Rs. 101.9 billion.

Our primary business consists of commercial banking operations for Indian corporate and retail customers. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of third party insurance and investment products. We also offer agricultural and rural banking products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, the internet, social media and mobile phones. ICICI Bank had a network of 4,850 branches and 13,882 ATMs in India at year-end fiscal 2017.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, Indian businesses, select local businesses and multi-national corporations, and insured mortgage products in our Canadian subsidiary, as well as offering deposit products to the larger community. Our overseas branches take deposits, raise borrowings and make loans to Indian companies for their overseas operations as well as for their foreign currency requirements in India, global multi-national corporations and local companies in their jurisdiction. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Sri Lanka, Hong Kong, Qatar Finance Centre, the United States, South Africa and Bahrain and representative offices in the United Arab Emirates, Bangladesh, Malaysia and Indonesia. Our subsidiary in the United Kingdom has established a branch in each of Antwerp, Belgium and Frankfurt, Germany. Our subsidiaries in the United Kingdom and Canada and our branches in Bahrain, Dubai, Singapore and Hong Kong have the largest share of our international assets and liabilities. See also “Risk factors— Risks Relating to Our Business—Our international operations increase the complexity of the risks that we face”.

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

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company in India during fiscal 2017, with a market share of 12.0% in new business written (on retail weighted received premium basis) according to the Life Insurance Council. During fiscal 2017, ICICI Prudential Life Insurance Company was listed on the National Stock Exchange of India Limited and the BSE Limited, following the sale of 12.63% out of the shares held by ICICI Bank through an offer for sale in an initial public offering by the company. ICICI Prudential Pension Funds Management Company Limited, a 100% subsidiary of ICICI Prudential Life Insurance Company, is one of the fund managers for the pension assets of Indian citizens (other than the mandated pension funds of government employees) under the National Pension System. This pension scheme was launched by the Indian government in 2004 for all citizens on a voluntary basis, and has allowed professional fund managers to invest the scheme’s funds since 2008. ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2017, with a market share of 8.4% on a gross direct premium income basis according to the General Insurance Council. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the largest mutual fund in India in terms of average funds under management for the three months ended March 31, 2017 according to the Association of Mutual Funds in India. We cross-sell the products of our insurance and asset management subsidiaries and of other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities and fixed income market operations, respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc. that in turn has an operating subsidiary in the United States, ICICI Securities Inc., which is engaged in brokerage services. Our subsidiary ICICI Venture Funds Management Company, manages funds that make private equity investments. In fiscal 2013, ICICI Bank, in partnership with domestic and international banks and financial institutions, launched India’s first infrastructure debt fund, India Infradebt Limited, structured as a non-banking finance company in which ICICI Bank and a wholly owned subsidiary together have a shareholding of 40.0%.

Our legal name is ICICI Bank Limited but we are known commercially as ICICI Bank. We were incorporated on January 5, 1994 under the laws of India as a limited liability corporation. The duration of ICICI Bank is unlimited. Our principal corporate office is located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, India, our telephone number is +91 22 3366 7777 and our website address is www.icicibank.com. None of the contents of our and our subsidiaries’ websites are incorporated in this annual report. Our agent for service of process in the United States is Mr. Akashdeep Sarpal, Joint General Manager, ICICI Bank Limited, New York Branch, 500 Fifth Avenue, Suite 2830, New York, New York 10110.

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

Shareholding Structure and Relationship with the Government of India

The following table sets forth, at June 30, 2017, certain information regarding the ownership of our equity shares.

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
Government Controlled Shareholders:
Life Insurance Corporation of India	10.4%	663,975,994
General Insurance Corporation of India and government-owned general insurance companies	1.7	110,604,022
UTI and UTI Mutual Fund	1.0	65,912,669
Other government-controlled institutions, mutual funds, corporations and banks	0.2	15,587,349
Total government-controlled shareholders	13.3	856,080,034
Other Indian investors:
Individual domestic investors(1),(2)	6.6	424,082,749
Mutual funds and banks (other than government-controlled mutual funds and banks) (2)	14.4	919,099,815
HDFC Trustee Company Limited – HDFC Equity Fund	1.0	64,278,189
Other Indian corporations and others(2)	4.3	275,845,888

Total other Indian investors	26.3	1,683,306,641
Total Indian investors	39.6	2,539,386,675
Foreign investors:
Deutsche Bank Trust Company Americas, as depositary for ADS holders	25.1	1,609,486,267
Dodge and Cox International Stock Fund	6.2	396,386,743
Government of Singapore	1.1	67,379,722
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(2)	28.1	1,800,190,577
Total foreign investors	60.4	3,873,443,309
Total	100.0%	6,412,829,984

(1)	Executive officers and directors (including non-executive directors) as a group held about 0.06% of ICICI Bank’s equity shares at June 30, 2017.

(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.

(3)	The Bank issued one bonus share for every 10 equity shares in June, 2017. Number of shares have been adjusted accordingly.

The holding of government-controlled shareholders was 13.3% at June 30, 2017 against 13.1% at June 30, 2016 and 11.2% at June 30, 2015. The holding of Life Insurance Corporation of India was 10.4% at June 30, 2017 against 10.4% at June 30, 2016 and 8.5% at June 30, 2015.

We operate as an autonomous commercial enterprise and the Indian government has never directly held any of our shares. We are not aware of or a party to any shareholders’ agreement or voting trust relating to the ownership of the shares held by the government-controlled shareholders. We do not have any agreement with our government-controlled shareholders regarding management control, voting rights, anti-dilution or any other matter. Our Articles of Association provide for the government of India to appoint, pursuant to the provisions of guarantee agreements between the government of India and ICICI, a representative to our Board. The government of India has appointed one representative to our Board. We have traditionally invited a representative of each of the government-controlled insurance companies that are among our principal institutional shareholders, Life Insurance Corporation of India and General Insurance Corporation of India to join our Board. There is currently a representative of Life Insurance Corporation of India but no representative of General Insurance Corporation of India on our Board. See also “Management—Directors and Executive Officers” for a discussion of the composition of our Board of Directors.

The holding of other Indian investors was 26.3% at June 30, 2017 against 21.8% at June 30, 2016 and 19.2% at June 30, 2015. The total holding of Indian investors was 39.6% at June 30, 2017 against 34.9% at June 30, 2016 and 30.4% at June 30, 2015. The holding of foreign investors was 60.4% at June 30, 2017 against 65.1% at June 30, 2016 and 69.6% at June 30, 2015. See also “Supervision and Regulation—Reserve Bank of India Regulations—Ownership Restrictions”. Deutsche Bank Trust Company Americas holds the equity shares represented by 805 million American Depositary Receipts outstanding as depositary on behalf of the holders of the American Depositary Shares. The American Depositary Shares are listed on the New York Stock Exchange. The Reserve Bank of India, exercising its powers under the Banking Regulation Act has notified a ceiling of 15.0% on the voting rights of a single shareholder in a banking company. Therefore, Deutsche Bank Trust Company Americas (as depositary), which held approximately 25.1% of our equity shares at June 30, 2017 can only vote 15.0% of our equity shares. In addition, under the terms of our deposit agreement, Deutsche Bank Trust Company Americas must vote these shares as directed by our Board of Directors. Our ADS holders themselves have no voting rights unlike holders of our equity shares who have voting rights. Except as stated above, no shareholder has differential voting rights. See also “Overview of the Indian Financial Sector—Structural Reforms— Amendments to the Banking Regulation Act”.

Strategy

In fiscal 2017, we continued to focus on opportunities for sustainable profitable growth by enhancing our retail franchise, including growing our retail loan portfolio and maintaining the proportion of current and savings accounts and retail term deposits in our domestic deposit base. We continued to build our rural and inclusive banking franchise, focused on strengthening our insurance, asset management and securities businesses, and unlocking value from our investments in our insurance subsidiaries. We continued to leverage technology to improve the customer experience as well as our operating efficiency. During the withdrawal of high denomination currency notes and the introduction of new currency notes by the government of India in the second half of fiscal 2017, we ensured minimal disruptions in our banking operations, took steps to manage availability of cash, recalibration of our ATMs to accept new notes, announced waivers on specific banking transactions and enhanced our services to customers. During fiscal 2017, we continued to adopt a cautious approach to lending to the corporate sector, and refined and strengthened the framework for managing concentration risks, including thresholds and limits with respect to single borrower and group exposure. We focused on asset resolution and exposure reduction in identified areas though the progress was slower than expected. We maintained a strong capital position with capital adequacy ratios significantly above the regulatory requirements.

The success of our strategy depends on several factors, including our ability to grow our low cost deposit base, grow our loan book profitably, contain non-performing and restructured loans, resolve stressed assets promptly, manage our treasury business, maintain regulatory compliance in an evolving regulatory environment, address regulators’ assessments of and observations on our operations, and compete effectively in the Indian corporate and retail financial services market. Regulations governing the financial sector in India, including banking, insurance and asset management, continue to evolve, with a potential impact on the growth and profitability of financial services groups such as us. Our overseas branches are primarily funded from wholesale sources and global financial market conditions may impact our ability to raise funds and grow the business of our overseas branches.

Going forward, our objective will be to sustain our robust funding profile and leverage our capital base for profitable growth with diversification of risk. Our strategic priorities are summarized below:

Improving portfolio quality

•	We will seek to improve the credit mix of our portfolio through continued focus on retail lending, and lending to higher rated companies. We believe that retail lending represents a robust growth opportunity, given India’s demographic profile, expansion of the middle-class, urbanization, the under-penetration of retail credit and stable asset quality, aided by the growth of credit bureaus and improved customer data availability. In unsecured retail lending, we will continue to focus on our existing customers.

•	We will seek to reduce concentration risk in our portfolio through our revised concentration risk management framework, including revised thresholds and limits for single borrower and group exposures.

•	We will focus on resolution of exposures that have been impacted by the challenging operating environment through asset sales, changes in management of companies, proceedings in the National Company Law Tribunal and working with stakeholders to ensure that companies are able to operate at an optimal level and generate cash flows.

•	We will focus on proactive monitoring of loan portfolios across businesses with use of analytics and identification of early warning signals.

Continuing to enhance our franchise

•	We will focus on sustaining our robust funding profile and maintaining a healthy proportion of current and savings account deposits and retail term deposits in our total deposits.

•	We will continue to leverage technology and digital trends for competitive advantage in our business with a focus on innovation, customer experience, cross-sell, operating efficiency and analytics.

•	We will focus on cost efficiency while continuing to make investments in technology and expand our distribution network.

•	We will focus on capital efficiency with the objective of maintaining a healthy capital position and seek to unlock further value from our investment in subsidiaries.

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

Retail Lending Activities

Our retail lending activities include home loans, automobile loans, commercial business loans (including primarily commercial vehicle loans), business banking loans (including dealer funding and small ticket loans to small businesses), personal loans, credit cards, loans against time deposits, loans against securities, loans against jewelry and retail lending in rural markets. We also fund dealers who sell automobiles and commercial vehicles. The retail portfolio increased from Rs. 2,385.7 billion constituting 46.8% of gross loans at year-end fiscal 2016 to Rs. 2,689.6 billion constituting 50.2% of gross loans at year-end fiscal 2017. This was driven primarily by growth in secured retail lending categories like mortgages and automobile loans. We also selectively offer unsecured products such as personal loans and credit cards to our customers. We believe that retail credit has a robust long-term growth potential due to India’s favorable demographics and under-penetration of retail products in the Indian market.

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

Commercial Banking for Rural and Agricultural Customers

Our rural banking operation caters to the financial requirements of customers in rural and semi-urban locations, primarily engaged in agriculture and allied activities. We offer a comprehensive product suite covering the entire agricultural value chain including farmers, commodity traders, seed and farm input dealers and processors. Our products include working capital loans for growing crops and financing post harvest activities, including farm equipment loans and financing against warehouse receipts and gold jewelry. We also provide consumption loans for low-income customers. The Reserve Bank of India’s directed lending norms also require us to lend a portion of advances to the agricultural sector and micro enterprises. See also “—Loan Portfolio—Directed Lending”.

We offer financial solutions to micro-finance institutions, self-help groups, co-operatives constituted by farmers, corporations and medium enterprises engaged in agriculture-linked businesses. Rural banking services are offered through multiple channels including branches, micro ATMs, point of sale terminals and mobile branches. We have tied up with telecom companies to offer mobile based banking services. Our rural customers can also avail themselves of basic banking facilities at retail outlets like grocery shops and customer service points through business correspondents. As per the requirement of the Reserve Bank of India, we have formulated a board-approved financial inclusion plan to provide financial services to customers residing in rural and unbanked areas. From fiscal 2015, we have supported the government’s financial inclusion initiative to provide a bank account to every household in unbanked areas of the country. We have enabled remittances and account based transfers, based on Aadhaar, India’s unique identification number, for our customers who are beneficiaries of direct benefit transfers under the social security schemes of the government of India. During fiscal 2016, we began offering insurance and pension products to our customers. The Bank has also tied up with National Commodity and Derivatives Exchange Limited to offer loans against electronic warehouse receipts. In fiscal 2017, the Bank launched a unique mobile application, Mera iMobile, which allows users, including non-ICICI Bank customers, in rural areas to access banking services as well as information on agricultural services. This application provides around 135 services and is available in English and several Indian regional languages. Rural banking presents significant challenges in terms of geographical coverage and high unit transaction costs. We continuously explore various models for operating through cost effective structures in rural locations, including technology-based channels and have opened 571 low cost branches in rural locations, which offer basic banking services to rural customers. We have also pursued initiatives in empowering villages and in creating a digital ecosystem in line with the government’s focus to shift towards a less-cash economy. The village promotion programme encompasses digitization of transactions and commercial activities and provides credit facilities and a market linkage to help villagers earn a sustainable livelihood. During fiscal 2017, we converted 100 villages into digital villages. See also “Risk Factors—Risks Relating to Our Business— Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”.

The following table sets forth, at the dates indicated, the break-down of our gross retail finance portfolio.

	At March 31,
	2015		2016		2017		2017	2017
	(Rs. in billions)						(% share)	(US$ in millions)
Home loans	Rs.	1,094.0	Rs.	1,334.3	Rs.	1,528.4	56.9%	US$	23,569
Automobile loans		190.0		224.6		256.1	9.5		3,949
Commercial business loans		109.4		129.2		150.3	5.6		2,317
Business banking(1)		73.2		80.9		77.4	2.9		1,194
Others(2),(3)		332.2		398.8		379.9	14.0		5,858
Total secured retail finance portfolio		1,798.8		2,167.8		2,392.1	88.9%		36,887
Personal loans		71.3		102.2		143.7	5.3		2,215
Credit card receivables		41.4		55.2		75.5	2.8		1,164
Business banking(1)		23.9		33.3		49.5	1.8		763
Others(2)		21.5		27.2		28.8	1.2		446
Total unsecured retail finance portfolio		158.1		217.9		297.5	11.1%		4,588
Total retail finance portfolio	Rs.	1,956.9	Rs.	2,385.7	Rs.	2,689.6	100.0%	US$	41,475

(1)	Includes dealer financing and small ticket loans to small businesses.

(2)	Includes rural loans and loans against securities.

(3)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 15.0 billion at March 31, 2017.

Our unsecured retail portfolio primarily includes personal loans and loans against credit card receivables. Following the global financial crisis leading to increase in interest rates, tightening liquidity and challenging macro-economic environment and changes in regulations pertaining to the use of recovery agents by banks, we witnessed higher than anticipated losses in the unsecured retail portfolio. We reduced incremental lending in personal loans and credit card issuances, resulting in a decline in the overall unsecured retail lending portfolio. Since fiscal 2013, we have been growing our personal loans and credit card lending portfolio, primarily by offering these products to our existing customers. During fiscal 2017, ICICI Bank’s personal loan disbursements, at Rs.103.4 billion, were about 10.1% of total retail loan disbursements and the number of outstanding credit cards increased from around 3.7 million at year-end fiscal 2016 to about 4.3 million at year-end fiscal 2017. ICICI Bank’s personal loans typically range from Rs. 50,000 to Rs. 4,000,000 in size with tenors of one to five years and yields ranging from 11-20%. Our personal loans portfolio increased from Rs. 102.2 billion at year-end fiscal 2016 to Rs. 143.7 billion at year-end fiscal 2017. The credit card receivables portfolio increased from Rs. 55.2 billion at year-end fiscal 2016 to Rs. 75.5 billion at year-end fiscal 2017. The proportion of unsecured retail loans in the total retail portfolio was 11.1% at year-end fiscal 2017 compared to 9.1% at year-end fiscal 2016.

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

Our banking subsidiary in Canada offers residential mortgages in the local market. The mortgages are insured and primarily have federal-backed insurance. At year-end fiscal 2017, ICICI Bank Canada held total residential mortgages amounting to CAD 3,458 million (Rs. 168.0 billion) as compared to CAD 3,240 million (Rs. 166.0 billion) at year-end fiscal 2016. This includes mortgages of CAD 3,145 million (Rs. 161.0 billion) at year-end fiscal 2017 as compared to CAD 2,968 million (Rs. 152.0 billion) at year-end fiscal 2016 securitized under the Canadian National Housing Act – Mortgage Backed Securities program or through participation in the Canada Mortgage Bonds program.

Retail Deposits

Our retail deposit products include time deposits and savings account deposits. We also offer targeted products to specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen. We also offer corporate salary account products and current account (i.e., checking accounts for businesses) products to our small enterprise customers, who maintain balances with us. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2017, we had a debit card base in excess of 36 million cards.

We continuously focus on increasing our current and savings account deposit base and maintaining the proportion of current and savings accounts in our total deposits. Leveraging our branch network in India and on technology platforms to improve the customer experience are critical elements of our strategy. We have been expanding our offerings through mobile phones, including mobile banking applications for account access and various transactions, and a mobile wallet. We open new customer accounts by using tablets to capture customer information digitally. By offering our products and services through technology-enabled channels, we aim to improve the customer experience as well as the efficiency of our operations.

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

Lending to Small and Medium Enterprises

We offer a comprehensive suite of banking products and solutions to small and medium enterprises. We also offer customized products to meet specific business requirements. We have strengthened our capabilities in assessing credit risks across various sectors that enables us to provide customized solutions based on requirements of small and medium enterprises. We also offer supply chain financing solutions and vendor bill discounting through funding to the channel partners of corporate clients to meet the working capital needs of small businesses. We also have specialized teams for current accounts (i.e. checking accounts), trade finance, cash management services and door-step banking. We are also proactively reaching out to small and medium enterprises through various initiatives such as the “SME toolkit” —an online business and advisory resource for small and medium enterprises; and the “Emerging India Awards” —a small and medium enterprises recognition platform.

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

From fiscal 2010, the Indian corporate sector undertook significant investments, including in the infrastructure and commodity sectors. This led to high loan growth in the banking sector, including for us. Subsequently, the Indian economy experienced challenges in terms of high inflation and consequently higher interest rates, currency depreciation and a sharp slowdown in economic growth. The corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, including from the government, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals like clearances on environment and land permits, and judicial decisions like the deallocation of coal mines. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic scenario and volatility in global and domestic financial markets, corporate investment activity declined. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including for us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector. The corporate sector continued to be impacted due to lower than anticipated cash flow generation and high leverage. The significant decline in global commodity prices in fiscal 2015 and fiscal 2016, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors. Capital investments in the economy remained subdued, impacting corporations in investment-linked sectors like construction. Due to the lower than projected cash flows, the progress in reducing leverage in the corporate sector was slow.

During fiscal 2017, the additions to non-performing loans, including slippages from restructured loans, continued to remain elevated as the corporate sector challenges continued due to the slowdown in economic growth, low corporate profitability and subdued investment activity. The slowdown in economic growth was primarily in the industrial and services sectors, with growth in the industrial sector moderating to 5.6% during fiscal 2017 compared to 8.8% during fiscal 2016, and in the services sector to 7.7% in fiscal 2017 compared to 9.7% in fiscal 2016. Further, during the second half of fiscal 2017, there was a reduction in the availability of cash caused by the withdrawal of high denomination currency notes by the government of India, which also impacted businesses. While several companies are working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, the process of resolution of stressed assets remained slower than expected due to delays in decision making at the Joint Lenders’ Forum that were set up to explore options for early resolution of stress in loan accounts. Several measures were announced by the Reserve Bank of India and the government, including the introduction of the Insolvency and Bankruptcy Code, during the year to enable early resolution of assets. However, the continued challenges in the operating and recovery environment adversely impacted the pace of resolution leading to a significant increase in non-

performing loans, including slippages from restructured loans, during fiscal 2017. Further, in June 2017, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers would be required to be finalized within specified timeframes, failing which the borrowers would go into liquidation. The Reserve Bank of India has also specified higher provisions in respect of loans to these borrowers, which may impact our future provisions. With respect to other identified stressed accounts, the banks are required to finalise a resolution plan within six months, failing which banks shall be required to file for insolvency proceedings under the Insolvency and Bankruptcy Code.

We have adopted a cautious approach in incremental lending by focusing on lending to higher rated corporations and adopting a revised framework for management of concentration risk. See also “Risk Factors—Risks Relating to Our Business— If we are unable to adequately control the level of non-performing loans in our portfolio, our business will suffer” and “Business—Strategy” and “Operating and Financial Review and Prospects— Executive Summary—Business environment —Trends in fiscal 2017”.

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

We also offer commercial banking services such as cash management services (such as collection, payment and remittance services), escrow, trust and retention account facilities, online payment facilities, custodial services and tax filing and collection services on behalf of the government of India and the governments of Indian states. At year-end fiscal 2017, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) were Rs. 2,262.9 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

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

Commercial Banking for International Customers

Our strategy for growth in international markets is based on leveraging home country links and technology for international expansion in selected international markets. Our international strategy is focused on building a retail deposit franchise in geographies where we have such licenses, making loans to global multi-national corporations, meeting the foreign currency needs of our Indian corporate clients, taking select non-India trade finance exposures, and lending to corporations in the local jurisdiction. We also seek to build stable wholesale funding sources and strong syndication capabilities to support our corporate and investment banking business, and to expand private banking operations for India-centric asset classes.

At March 31, 2017, we had subsidiaries in the United Kingdom and Canada, branches in Bahrain, Dubai International Finance Center, Hong Kong, China, Singapore, Sri Lanka, Qatar Financial Centre, South Africa and the United States and representative offices in Bangladesh, Indonesia, Malaysia and the United Arab Emirates. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany.

Many of the commercial banking products that we offer through our overseas branches and subsidiaries, as well as to international customers from our domestic network, such as debt financing, trade finance and letters of credit, are similar to the products offered to our customers in India. Some of the products and services that are unique to international customers are:

•	Remittance services: We offer remittance services tailored to meet the needs of diverse customer segments. To facilitate easy transfer of funds to India, we offer a suite of online as well as offline money transfer services that enable non-resident Indians from across 48 countries worldwide to send money to any beneficiary in India with a wide choice of delivery channels including electronic transfers to accounts. With partnerships with over 200 correspondent banks and exchange houses worldwide, the Bank is a significant participant in facilitating cross-border remittance flows into India. In fiscal 2016, we launched “Money2World”, a fully-online outward remittance service. Through this service, even non-account holders of ICICI Bank can transfer money online from any bank account in India to any bank account overseas in 16 major currencies. We also enhanced our Money2India website and mobile application for a seamless experience and offer 24*7 instant transfers with confirmed exchange rates.

•	TradeWay: An Internet-based document collection product to provide correspondent banks access to real-time online information on the status of their export bills collections routed through us.

•	Remittance Tracker: An Internet-based application that allows a correspondent bank to check on the status of its payment instructions and to get various information reports online.

•	Offshore banking deposits: Multi-currency deposit products in U.S. dollar, pound sterling and Euro.

•	Foreign currency non-resident deposits: Foreign currency deposits offered in nine main currencies —U.S. dollar, pound sterling, Euro, yen, Canadian dollar, Singapore dollar, Australian dollar, Hong Kong dollar and Swiss franc.

•	Non-resident external fixed deposits: Deposits maintained in Indian rupees.

•	Non-resident external savings account: Savings accounts maintained in Indian rupees.

•	Non-resident ordinary savings accounts and non-resident ordinary fixed deposits.

Total assets (net of inter-office balances) of ICICI Bank’s overseas branches at year-end fiscal 2017 were Rs. 946.3 billion and total advances were Rs. 749.9 billion compared to total assets of Rs. 1,188.4 billion and total advances of Rs. 938.1 billion at year-end fiscal 2016. Our overseas branches are primarily funded by debt capital market borrowings, syndicated/bilateral loans and borrowings from external commercial agencies. See also “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”.

Our subsidiaries in the United Kingdom and Canada are full service banks offering retail and corporate banking services. These subsidiaries offer direct banking using the internet as the access channel. Our subsidiary in the United Kingdom offers loans to corporate businesses, including to Europe-based multinational corporations which have active trade and investment flows with India, large businesses owned by persons of Indian origin and for Indian corporations seeking to develop their overseas businesses. Our subsidiary in Canada originates residential mortgages, primarily those insured and qualifying for federal government insurance and offers loans to Indian corporations seeking to develop their business overseas, and both Canadian and US corporations.

At year-end fiscal 2017, ICICI Bank UK PLC had eight branches in the United Kingdom and a branch in Belgium and Germany. At year-end fiscal 2017, the total assets of ICICI Bank UK PLC were US$ 3.5 billion.

ICICI Bank UK PLC incurred a net loss of US$ 16 million during fiscal 2017, compared to a net profit of US$ 0.5 million during fiscal 2016.

At year-end fiscal 2017, ICICI Bank Canada had eight branches and total assets of CAD 6.3 billion. ICICI Bank Canada incurred a net loss of CAD 33 million in fiscal 2017 as compared to a net profit of CAD 22 million in fiscal 2016.

See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the price of our equity shares and ADSs” and “Risk Factors—Risks Relating to Our Business—Our international operations increase the complexity of the risks that we face”.

Delivery Channels

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers, the Internet and mobiles. At year-end fiscal 2017, we had a network of 4,850 branches across several Indian states.

The following table sets forth the number of branches broken down by area at year-end fiscal 2017.

	At March 31, 2016		At March 31, 2017
	Number of branches and extension counters	% of total	Number of branches and extension counters	% of total
Metropolitan	1,159	26.0%	1,287	26.5%
Urban	997	22.4	1,050	21.7
Semi-urban	1,341	30.1	1,442	29.7
Rural	953	21.4	1,071	22.1
Total branches and extension counters	4,450	100.0%	4,850	100.0%

As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our banking outlets must be located in tier 5 and tier 6 centers defined on the basis of the population size according to the 2011 census. See also “Supervision and Regulation—Regulations Relating to the Opening of Branches”. At year-end fiscal 2017, we were in compliance with this condition. At year-end fiscal 2017, we had 13,882 ATMs, of which 4,988 were located at our branches. We view our branch as key points of customer acquisition and service. The branch network serves as an integrated channel for deposit mobilization and selected retail asset origination.

We believe that developments in technology are changing the way customers engage with banks and meet their banking needs. We offer our products and services through a number of technology-enabled channels. Our customers can perform a wide range of transactions at our ATMs. We are also deploying automated devices, such as cash acceptance machines, at our branches to improve customer experience as well as efficiency of our operations. Our employees open new customer accounts by using tablets to capture customer information digitally. Through our website, www.icicibank.com, we offer our customers, both retail and corporate, online access to account information, payment and fund transfer facilities and various other services including purchase of investment and insurance products. We provide telephone banking facilities through our call centers. We are expanding our suite of services through mobile telephones, including mobile banking applications for account access and various transactions, and a mobile wallet. Our customers can also access their accounts and perform transactions via social media platforms. During fiscal 2017, we introduced Chatbots, an artificial intelligence enabled chat feature to perform various banking transactions. We worked closely with the National Payments Corporation of India for the development of the Unified Payment Interface, a payment platform which allows instant fund transfer to any bank account using a virtual payment address, without requiring bank account details. The Unified Payment Interface has been promoted by us through various platforms, such as our mobile application and our digital wallet. We also enabled payment through the Bharat Interface for Money, a mobile application promoted by the government of India and built using the Unified Payment Interface. We further enabled payments using the Unified Payment Interface for users of the Truecaller app in India. We developed a mobile application for merchants in India, ‘Eazypay’, which allows merchants to accept payments on mobile phones through multiple modes including credit/debit cards of any bank, internet banking and our digital wallet. See also “Technology”.

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

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity and complying with the cash reserve ratio requirement and ensuring the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. At year-end fiscal 2017, ICICI Bank was required to maintain the statutory liquidity ratio requirement percentage at 20.5% of its domestic net demand and time liabilities by way of approved securities such as government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that it actively manages to optimize the yield and benefit from price movements. Further, as a prudent liquidity management strategy, we generally maintain excess investments in securities eligible for classification under the statutory liquidity ratio requirement. See also “Supervision and Regulation—Legal Reserve Requirements”.

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

ICICI Bank’s domestic investment portfolio is classified into three categories —held-to-maturity, available-for-sale and held-for-trading. Investments are classified as held-to-maturity subject to the current regulation issued by the Reserve Bank of India. Investments acquired by us with the intention to trade by taking advantage of the short-term price/interest rate movements are classified as held-for-trading. The investments which do not fall in the above two categories are classified as available-for-sale. Investments under the held-for-trading category should be sold within 90 days. Under each category the investments are classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others. Investments classified under the held-to-maturity category are not marked to market and are carried at acquisition cost, unless the acquisition cost is more than the face value, in which case the premium is amortized over the period until maturity of such securities. At year-end fiscal 2017, 74.2% of ICICI Bank’s government securities portfolio was in the held-to-maturity category. Any premium over the face value of investments in government securities, classified as available-for-sale, is amortized over the period until maturity of such securities. The individual securities in the available-for-sale category are marked to market. Investments under this category are valued security-wise and depreciation/appreciation is aggregated for each classification. Net depreciation, if any, is provided for. Net appreciation, if any, is ignored. The individual securities in the held-for-trading category are accounted for in a similar manner as those in the available-for-sale category.

The following tables set forth, at the dates indicated, certain information related to our available-for-sale investments portfolio.

	At March 31, 2015
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	130,904	Rs.	1,882	Rs.	(385)	Rs.	132,401
Government securities		207,817		790		(187)		208,420
Other debt securities(1)		126,776		3,766		(493)		130,049
Total debt securities		465,497		6,438		(1,065)		470,870
Equity securities		46,898		23,767		(8,652)		62,013
Other investments(2)		24,462		3,637		(5,493)		22,606
Total	Rs.	536,857	Rs.	33,842	Rs.	(15,210)	Rs.	555,489

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2016
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	118,778	Rs.	2,201	Rs.	(1,102)	Rs.	119,877
Government securities		246,801		611		(23)		247,389
Other debt securities		110,434		1,436		(662)		111,208
Total debt securities		476,013		4,248		(1,787)		478,474
Equity securities		63,841		21,587		(10,860)		74,568
Other investments(1)		23,674		2,691		(409)		25,956
Total	Rs.	563,528	Rs.	28,526	Rs.	(13,056)	Rs.	578,998

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2017
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	73,836	Rs.	2,198	Rs.	(368)	Rs.	75,666
Government securities		287,716		1,137		(48)		288,805
Other debt securities		166,709		1,189		(495)		167,403
Total debt securities		528,261		4,524		(911)		531,874
Equity securities		86,066		34,703		(14,786)		105,983
Other investments(1)		68,550		13,579		(984)		81,145
Total	Rs.	682,877	Rs.	52,806	Rs.	(16,681)	Rs.	719,002

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

The investments in corporate debt securities decreased from Rs. 118.8 billion at year-end fiscal 2016 to Rs. 73.8 billion at year-end fiscal 2017, primarily due to a decrease in investment in corporate bonds and debentures. The investment in government securities increased from Rs. 246.8 billion at year-end fiscal 2016 to Rs. 287.7 billion at year-end fiscal 2017 primarily due to an increase in investment in government securities by ICICI Bank. Investments in other debt securities increased from Rs. 110.4 billion at year-end fiscal 2016 to Rs. 166.7 billion at year-end fiscal 2017, primarily due to an increase in investment in pass through certificate securities with underlying Indian receivables by ICICI Bank. Investments in equity shares increased from Rs. 63.8 billion at year-end fiscal 2016 to Rs. 86.1 billion at year-end fiscal 2017 primarily due to an increase in the equity portfolio of ICICI Bank, ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company. Other investments increased from Rs. 23.7 billion at year-end fiscal 2016 to Rs. 68.6 billion at year-end fiscal 2017 primarily due to an increase in investment in security receipts issued by asset reconstruction companies and investments in liquid mutual funds by ICICI Prudential Life Insurance Company.

Net unrealized gain on debt investments increased from Rs. 2.5 billion at year-end fiscal 2016 to Rs. 3.6 billion at year-end fiscal 2017 primarily due to an increase in net unrealized gain on corporate debt securities and government securities. Net unrealized gain on corporate debt securities increased from Rs. 1.1 billion at year-end fiscal 2016 to Rs. 1.8 billion at year-end fiscal 2017. Net unrealized gain on government securities increased from Rs. 0.6 billion at year-end fiscal 2016 to Rs. 1.1 billion at year-end fiscal 2017. The yields on the benchmark 10-year Government securities decreased from 7.4% at March 31, 2016 to 6.7% at March 31, 2017. Net unrealized gain on equity securities increased from Rs. 10.7 billion at year-end fiscal 2016 to Rs. 19.9 billion at year-end fiscal 2017. The benchmark equity index, the BSE Sensex, increased by 16.9% from 25,342 at year-end fiscal 2016 to 29,621 at year-end fiscal 2017. Net unrealized gain on other investment increased from Rs. 2.3 billion at year-end fiscal 2016 to Rs. 12.6 billion at year-end fiscal 2017 primarily due to an increase in net mark-to-market gains on security receipts issued by asset reconstruction companies.

The following table sets forth, for the periods indicated, income from available-for-sale securities.

	Year ended March 31,
	2015		2016		2017		2017
	(in millions)
Interest	Rs.	31,219	Rs.	30,766	Rs.	34,736	US$	536
Dividend		1,025		1,180		1,416		22
Total	Rs.	32,244	Rs.	31,946	Rs.	36,152	US$	558

Gross realized gain		13,394		8,413		14,489	US$	223
Gross realized loss		(1,609)		(4,028)		(2,721)		(42)
Total	Rs.	11,785	Rs.	4,385	Rs.	11,768	US$	181

Interest and dividend income from our available-for-sale securities portfolio increased from Rs. 31.9 billion in fiscal 2016 to Rs. 36.2 billion in fiscal 2017. The net realized gain from our available-for-sale securities increased from Rs. 4.4 billion in fiscal 2016 to Rs. 11.8 billion in fiscal 2017 primarily due to higher net realized gains from the equity and fixed income portfolios. In fiscal 2017, equity market improved and yield on securities declined resulting in better opportunities to realize gains on these securities.

The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available-for-sale investments, and yields thereon. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2017
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Corporate debt securities	Rs.	9,864	4.5%	Rs.	49,203	6.7%	Rs.	10,044	7.0%	Rs.	4,726	9.2%
Government securities		180,970	6.0		90,467	6.6		15,244	7.6		1,035	7.7
Other securities		32,494	5.9		98,513	7.5		292	10.4		35,409	8.1
Total amortized cost of interest-earning securities(1)	Rs.	223,328	5.9%	Rs.	238,183	7.0%	Rs.	25,580	7.4%	Rs.	41,170	8.2%
Total fair value	Rs.	223,788		Rs.	238,672		Rs.	26,288		Rs.	43,127

(1)	Includes securities denominated in different currencies.

The amortized cost of our held-to-maturity portfolio decreased marginally from Rs. 1,226.0 billion at year-end fiscal 2016 to Rs. 1,223.0 billion at year-end fiscal 2017 primarily due to a decrease in investment in government securities, commercial papers and certificate of deposits, offset, in part, by an increase in corporate debt securities. Net unrealized gain on held-to-maturity portfolio increased from Rs. 14.5 billion at year-end fiscal 2016 to Rs. 34.9 billion at year-end fiscal 2017 primarily due to an increase in unrealized gain on government securities. Unrealized gains on government securities increased primarily due to a decline in yield on government securities. The yield on the benchmark 10-year Government securities decreased from 7.4% at March 31, 2016 to 6.7% at March 31, 2017. Interest income on held-to-maturity debt portfolio increased from Rs. 93.5 billion in fiscal 2016 to Rs. 97.1 billion in fiscal 2017 due to an increase in average investment portfolio in held-to-maturity category in fiscal 2017 as compared to fiscal 2016.

Investments in held-for-trading securities decreased from Rs. 308.4 billion at year-end fiscal 2016 to Rs. 239.2 billion at year-end fiscal 2017 primarily due to a decrease in investment in government securities and certificate of deposit, offset, in part, by an increase in investment in corporate bonds and debentures. Interest and dividend income on held-for-trading securities increased from Rs. 17.8 billion in fiscal 2016 to Rs. 21.3 billion in fiscal 2017. Net realized and unrealized gains on the held-for-trading portfolio increased from Rs. 1.8 billion in fiscal 2016 to Rs. 9.1 billion in fiscal 2017 primarily due to higher realized/unrealized gains on government and other domestic fixed income securities reflecting higher trading opportunities in fiscal 2017.

At year-end fiscal 2017, we have investments in equity shares amounting to Rs. 108.2 billion. The Reserve Bank of India restricts investments in equity securities by banks by prescribing limits linked to capital funds. See also “Supervision and Regulation—Reserve Bank of India Regulations—Regulations Relating to Investments and Capital Market Exposure Limits”.

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

	At March 31, 2016
	Asset backed securities (1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2016	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2016	Mark-to-market gain/ (loss) at March 31, 2016
	(Rs. in millions)
U.S.	–	–	–	–	–	–	–	–	(1)	8	-
Canada	–	–	–	43,301	–	–	–	43,301	(118)	14	204
Europe	–	5,016	–	3,305	–	–	–	8,321	(146)	0	(1,214)
India	–	–	–	49,773	–	–	–	49,773	(522)	(169)	(129)
Rest of Asia	–	–	–	–	–	1,325	–	1,325	0	1	0
Total portfolio	–	5,016	–	96,379	–	1,325	–	102,720	(787)	(146)	(1,139)

(1)	Includes residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities.

(2)	Includes asset backed securities and bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held-for-trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

(3)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary during fiscal 2014.

	At March 31, 2017
	Asset backed securities (1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2017	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2017	Mark-to-market gain/ (loss) at March 31, 2017
	(Rs. in millions)
U.S.	–	–	–	762	–	–	–	762	(2)	-	(2)
Canada	–	–	–	28,268	–	–	–	28,268	(203)	450	1
Europe	–	2,782	–	1,451	–	–	–	4.233	338	0	(862)
India	–	–	–	42,500	–	–	–	42,500	(120)	(151)	(243)
Rest of Asia	–	–	–	–	–	3,306	–	3,306	(1)	-	(1)
Total portfolio	–	2,782	–	72,981	–	3,306	–	79,069	12	299	(1,107)

(1)	Includes residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities.

(2)	Includes asset backed securities and bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held-for-trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

(3)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary in fiscal 2014.

Investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries decreased from Rs. 102.7 billion at year-end fiscal 2016 to Rs. 79.1 billion at year-end fiscal 2017 primarily due to a decrease in investments in bonds held by our Canadian subsidiary due to call back/maturity of bonds. At year-end fiscal 2017, our investments in Europe were Rs. 4.2 billion as compared to Rs. 8.3 billion at year-end fiscal 2016. The majority of our investments in Europe are in the United Kingdom.

The mark-to-market losses on the investment portfolio of our overseas branches and subsidiaries were Rs. 1.1 billion at year-end fiscal 2016 and year-end fiscal 2017. During fiscal 2017, there was a mark-to-market gain of Rs. 0.01 billion compared to a loss of Rs. 0.8 billion during fiscal 2016. Net realized gain/(loss) and impairment loss was a net gain of Rs. 0.3 billion during fiscal 2017 as compared to a net realized gain/(loss) and impairment loss was a net loss of Rs. 0.1 billion during fiscal 2016.

The following table sets forth a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
Category	2016		2017
	(in millions)
Bonds
Banks and financial institutions	Rs.	35,133	Rs.	25,086
Corporate		61,246		47,895
Total bonds		96,379		72,981
Asset backed securities		5,016		2,782
Others(1)		1,325		3,306
Total	Rs.	102,720	Rs.	79,069

(1)	Includes investments in certificates of deposits.

Our investments in securities of banks and financial institutions are spread over a number of banks and of this the investment in the top 10 banks accounted for approximately 94.6% of the total investments in banks and financial institutions at year-end fiscal 2017 as compared to approximately 89.2% at year-end fiscal 2016.

Approximately 36.4% of our investment in securities of corporate entities was India-linked at year-end fiscal 2017 as compared to approximately 31.6% at year-end fiscal 2016.

The bond portfolio decreased from Rs. 96.4 billion at year-end fiscal 2016 to Rs. 73.0 billion at year-end fiscal 2017 primarily due to call-back/maturity of bonds held by our Canadian subsidiary. Our total investment in asset backed securities represents less than 0.5% of our total assets at year-end fiscal 2017. The portfolio size of such securities was Rs. 2.8 billion and primarily comprised retail mortgage backed securities. The retail mortgage backed securities portfolio consists primarily of UK residential mortgage backed securities backed by prime and buy-to-let mortgages.

At year-end fiscal 2017, the fair value of investments in the government securities held by our overseas branches and banking subsidiaries was Rs. 54.4 billion, which was primarily in Canada.

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

ICICI Securities Limited

ICICI Securities Limited is an integrated securities firm offering a wide range of services including investment banking, institutional broking, retail broking, private wealth management and financial product distribution. ICICI Securities Limited has an online share trading portal called icicidirect.com. The primary objective of icicidirect.com is to enable individuals to make investments and to offer a wide range of investment options by providing a seamless structure that integrates a customer’s bank account, demat account and trading account. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has a subsidiary in the United States, ICICI Securities Inc., which is registered as a broker dealer with the Securities and Exchange Commission. ICICI Securities Inc., which is a member of the Financial Industry Regulatory Authority in the United States and also has a branch office in Singapore that is registered with the Monetary Authority of Singapore where it holds the capital markets services license for dealing in securities in Singapore. ICICI Securities is also registered as an international dealer in Canada in the provinces of British Columbia, Ontario and Quebec. ICICI Securities Limited (consolidated) earned a net profit of Rs. 3.4 billion in fiscal 2017 compared to a net profit of Rs. 2.4 billion in fiscal 2016.

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities. In addition to this, it has underwriting, portfolio management services and placement of debt and money market operations. ICICI Securities Primary Dealership earned a net profit of Rs. 4.1 billion in fiscal 2017 compared to a net profit of Rs. 2.0 billion in fiscal 2016. The revenues of the business are directly linked to conditions in the fixed income market.

Venture Capital and Private Equity

Our subsidiary ICICI Venture Funds Management Company Limited is a diversified specialist alternative asset manager with a presence across private equity, real estate, infrastructure and special situations. During fiscal 2017, ICICI Venture successfully concluded the first and final closing of a power platform, Resurgent Power Ventures Limited (which is co-sponsored by ICICI Venture and Tata Power Company) with aggregate commitments of USD 843 million. ICICI Venture also concluded further closings of its fourth private equity fund, India Advantage Fund Series 4, taking its total capital to USD 315 million (including co-investment capital). ICICI Venture reported a net profit of Rs. 0.1 billion in fiscal 2017 compared to a net loss of Rs. 0.2 billion in fiscal 2016.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management Company. ICICI Prudential Asset Management Company is a joint venture with Prudential PLC of the United Kingdom. We have approximately 51.0% interest in the entity. ICICI Prudential Asset Management Company also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management Company had average mutual fund assets under management of Rs. 2,429.6 billion during fiscal 2017. ICICI Prudential Asset Management Company earned a net profit of Rs. 4.8 billion during fiscal 2017 compared to a net profit of Rs. 3.3 billion in fiscal 2016.

Insurance

We provide a wide range of insurance products and services through our subsidiaries ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company. ICICI Prudential Life Insurance Company is a joint venture with Prudential Corporation Holding Limited, a part of the Prudential PLC group of the United Kingdom. ICICI Lombard General Insurance Company was formed as a joint venture with Fairfax Financial Holdings of Canada. The joint venture was terminated on July 3, 2017.

In fiscal 2015, the Indian parliament approved legislation increasing the foreign shareholding limit in the insurance sector from 26.0% to 49.0%, and removing the requirement that promoters of insurance companies eventually reduce their shareholding to 26.0% following the completion of 10 years of commencement of business by the insurance company. Final regulations were issued by the government of India in fiscal 2016. Subsequently, we sold approximately 6.0% stake in our life insurance subsidiary, ICICI Prudential Life Insurance Company, during fiscal 2016. In September 2016, we sold a further 12.63% out of our shareholding in ICICI Prudential Life Insurance Company through an offer for sale in an initial public offering of the company’s shares. ICICI Prudential Life Insurance Company was listed on the National Stock Exchange of India Limited and BSE Limited on September 29, 2016. After this sale, our share ownership in ICICI Prudential Life Insurance Company came down from approximately 74% to approximately 55%.

The Insurance Regulatory and Development Authority of India had invited six life insurance companies, including our life insurance subsidiary, to assess their interest in taking over the liabilities of policyholders’ along with the corresponding assets of Sahara India Life Insurance Company Limited. Our life insurance subsidiary had accordingly made a proposal and subsequently received the order from the Insurance Regulatory and Development Authority of India to takeover the life insurance portfolio of Sahara India Life Insurance Company Limited on July 28, 2017. This transaction will be considered as a transfer, not a merger, of the life insurance portfolio and is less than 1.0% of our life insurance subsidiary’s balance sheet. Sahara India Life Insurance Company has appealed against the order.

We also sold a 9.0% stake in our general insurance company, ICICI Lombard General Insurance Company, to our then joint venture partner, Fairfax Financial Holdings (through its affiliate), during fiscal 2016. Following the transaction, the share ownership in ICICI Lombard General Insurance Company of ICICI Bank and Fairfax Financial Holdings Limited were approximately 64% and 35%, respectively. In July 2017, Fairfax Financial Holdings (through its affiliate) sold equity shares comprising 12.18% of the issued and paid-up capital of the company to three investors. In June 2017, our Board of Directors approved the sale of a part of our shareholding in ICICI Lombard General Insurance Company Limited in an initial public offering by the company, subject to requisite approvals and market conditions. In pursuance of the proposed initial public offering, on July 3, 2017 our joint venture agreement with Fairfax Financial Holdings was terminated with provisions for protection of the parties in the event of non-completion of the proposed initial public offering within the timelines specified in the termination agreement. ICICI Lombard General Insurance Company has filed a draft red herring prospectus with the Securities and Exchange Board of India for the proposed public offering. The Bank will continue to hold more than 50.0% shareholding in the general insurance subsidiary post the proposed initial public offer.

ICICI Prudential Life Insurance Company had an overall market share of 12.0% based on retail weighted new business received premium in fiscal 2017, as compared to a market share of 11.2% for its nearest private sector competitor. It also had a market share of 22.3% in the private sector for premiums received from retail weighted new business in fiscal 2017 compared to 21.9% in fiscal 2016 according to the Life Insurance Council. The total premium increased by 16.6% from Rs. 191.6 billion during fiscal 2016 to Rs. 223.5 billion in fiscal 2017. The retail renewal premium increased by 18.5% from Rs. 120.0 billion in fiscal 2016 to Rs. 142.2 billion in fiscal 2017. The retail new business premium increased from Rs. 54.6 billion in fiscal 2016 to Rs. 70.7 billion in fiscal 2017. ICICI Prudential Life Insurance Company earned a net profit of Rs. 16.9 billion during year-end fiscal 2017 compared to a net profit of Rs. 16.5 billion during year-end fiscal 2016.

In fiscal 2010, the Insurance Regulatory and Development Authority of India changed the regulations relating to unit-linked life insurance products. Subsequently, the Insurance Regulatory and Development Authority of India also issued revised regulations relating to non-linked life insurance products, which became effective during fiscal 2014. The key changes related to commissions payable to agents and distributors, lapse of policies, surrender values and minimum death benefits. As a result of these changes, the life insurance sector experienced low growth and changes in the product mix in recent years, as life insurance companies were required to modify their products and distribution strategies. While there was initially a shift in the product mix towards non-unit linked products, more recently the share of unit-linked products has increased primarily due to favorable cost structures of these products from a customer perspective, as well as improved capital market conditions. Linked products contributed to 84.1% of the annualized premium equivalent of ICICI Prudential Life Insurance Company in fiscal 2017 compared to 80.8% in fiscal 2016 and 83.1% in fiscal 2015. See also “Risk Factors – Risks Relating to Our Business – While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability” and “Operating and Financial Review and Prospects – Segment Revenues and Assets – Life Insurance”. Further, the Insurance

Regulatory and Development Authority of India has issued guidelines on bancassurance (i.e., the practice of banks selling insurance products in a marketing arrangement with insurance companies). As per the guidelines, banks can align with three insurance companies each in life, non-life and health insurance sectors.

ICICI Lombard General Insurance Company’s gross direct premium income increased by 32.6% from Rs. 80.9 billion during fiscal 2016 to Rs. 107.3 billion during fiscal 2017. ICICI Lombard General Insurance Company was the largest private general insurer with a market share of about 8.4% in gross direct premium income amongst all general insurance companies during fiscal 2017 according to General Insurance Council of India. ICICI Lombard General Insurance Company earned a net profit of Rs. 7.0 billion in fiscal 2017 compared to a net profit of Rs. 5.1 billion in fiscal 2016.

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

Our deposits were 52.0% of our total liabilities at year-end fiscal 2017 compared to 49.1% of our total liabilities at year-end fiscal 2016. Our borrowings were 19.1% of our total liabilities at year-end fiscal 2017 compared to 24.0% of our total liabilities at year-end fiscal 2016. Our deposits increased by 13.6% from Rs. 4,510.8 billion at year-end fiscal 2016 to Rs. 5,125.9 billion at year-end fiscal 2017. Our borrowings decreased by 14.6% from Rs. 2,203.8 billion at year-end fiscal 2016 to Rs. 1,882.9 billion at year-end fiscal 2017 primarily due to a decrease in call and term money borrowings, refinance borrowings, borrowings with the Reserve Bank of India under liquidity adjustment facility and subordinated bond borrowings, offset, in part, by an increase in bond borrowings.

The following table sets forth, at the dates indicated, the composition of deposits by type of deposit.

	At March 31,
	2015			2016			2017
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current account deposits	Rs.	504,596	13.1%	Rs.	603,389	13.4%	Rs.	767,900	15.0%
Savings deposits		1,221,062	31.6		1,444,551	32.0		1,790,098	34.9
Time deposits		2,133,894	55.3		2,462,834	54.6		2,567,875	50.1
Total deposits	Rs.	3,859,552	100.0%	Rs.	4,510,774	100.0%	Rs.	5,125,873	100.0%

The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

	Year ended March 31, (1)
	2015			2016			2017
	Amount		Cost(2)	Amount		Cost(2)	Amount		Amount		Cost(2)
	(in millions, except percentages)
Interest-bearing deposits:
Savings deposits	Rs.	1,058,154	3.8%	Rs.	1,207,983	3.8%	Rs.	1,474,489	US$	22,737	3.8%
Time deposits		2,155,184	7.8		2,348,344	7.4		2,546,886		39,273	6.9
Non-interest-bearing deposits:
Other demand deposits		326,162	—		384,167	—		476,799		7,352	—
Total deposits	Rs.	3,539,500	5.9%	Rs.	3,940,495	5.6%	Rs.	4,498,174	US$	69,362	5.2%

(1)	Until September 2014, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank, which are calculated on fortnightly basis. From October 2014, averages of the foreign branches are averages of daily balances.

(2)	Represents interest expense divided by the average balances.

Our average deposits increased from Rs. 3,940.5 billion at an average cost of 5.6% in fiscal 2016 to Rs. 4,498.2 billion at an average cost of 5.2% in fiscal 2017 primarily due to significantly higher current account and savings account deposit inflows in the second half of fiscal 2017 following the withdrawal of legal tender status of high denomination currency notes by the government of India. Our average time deposits increased from Rs. 2,348.3 billion at an average cost of 7.4% in fiscal 2016 to Rs. 2,546.9 billion at an average cost of 6.9% in fiscal 2017. The cost of time deposits decreased from 7.4% in fiscal 2016 to 6.9% in fiscal 2017 primarily due to a reduction of term deposit rates by ICICI Bank on select maturities reflecting the softening of interest rates in India. Our savings deposits include retail savings deposits accepted by ICICI Bank UK PLC. See also “Operating and Financial Review and Prospects—Financial Condition—Deposits”.

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit.

	At March 31, 2017
	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits	Rs.	1,790,098	Rs.	–	Rs.	–	Rs.	1,790,098
Time deposits		2,037,943		424,621		105,311		2,567,875
Non-interest-bearing deposits:
Other demand deposits		767,900		–		–		767,900
Total deposits	Rs.	4,595,941	Rs.	424,621	Rs.	105,311	Rs.	5,125,873

(1)	Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ bucket.

The following table sets forth, for the periods indicated, average outstanding rupee borrowings and the percentage composition by category of borrowing. The average cost (interest expense divided by average balances) for each category of borrowings is provided in the footnotes.

	At March 31,(1)
	2015			2016			2017
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Money market borrowings(2),(3)	Rs.	271,944	37.9%	Rs.	290,536	35.6%	Rs.	224,819	US$	3,467	26.9%
Other borrowings(4),(5)		446,031	62.1		525,375	64.4		609,683		9,401	73.1
Total	Rs.	717,975	100.0%	Rs.	815,911	100.0%	Rs.	834,502	US$	12,868	100.0%

(1)	Until September 2014, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on fortnightly basis. From October 2014, averages of the foreign branches are averages of daily balances.

(2)	Includes call market, refinance and transactions with the Reserve Bank of India under the liquidity adjustment facility.

(3)	With an average cost of 8.7% in fiscal 2015, 7.7% in fiscal 2016 and 6.7% in fiscal 2017.

(4)	Includes publicly and privately placed bonds, borrowings from institutions and inter-corporate deposits.

(5)	With an average cost of 11.6% in fiscal 2015, 11.1% in fiscal 2016 and 10.1% in fiscal 2017.

The following table sets forth, at the date indicated, the maturity profile of our rupee time deposits of Rs. 10 million or more.

	At March 31,
	2016		2017				% of total deposits
	(in millions, except percentages)
Less than three months	Rs.	330,880	Rs.	415,568	US$	6,408	8.1%
Above three months and less than six months		198,180		299,154		4,613	5.8
Above six months and less than 12 months		323,658		245,762		3,790	4.8
More than 12 months		37,886		75,202		1,160	1.5
Total deposits of Rs. 10 million and more	Rs.	890,604	Rs.	1,035,686	US$	15,971	20.2%

The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings.

	At March 31, (1)
	2015		2016		2017
	(in millions, except percentages)
Year-end balance	Rs.	348,867	Rs.	248,793	Rs.	106,591
Average balance during the year (2)		271,944		290,536		224,819
Maximum quarter-end balance		348,867		249,200		233,533
Average interest rate during the year (3)		8.7%		7.7%		6.7%
Average interest rate at year-end (4)		8.7%		7.7%		6.6%

(1)	Short-term borrowings include borrowings in the call market, refinance, repurchase agreements and transactions with the Reserve Bank of India under the liquidity adjustment facility.

(2)	Until September 2014, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank, which are calculated on fortnightly basis. From October 2014, averages of the foreign branches are averages of daily balances.

(3)	Represents the ratio of interest expense on short-term borrowings to the average balances of short-term borrowings

(4)	Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

Following the withdrawal of high denomination currency notes in November 2016, there was a significant increase in savings and current account deposits leading to rise in liquidity for banks and resultant decrease in short term borrrowings. Our short-term rupee borrowings decreased from Rs. 248.8 billion at year-end fiscal 2016 to Rs. 106.6 billion at year-end fiscal 2017.

The following table sets forth, for the periods indicated, the average outstanding volume of foreign currency borrowings based on average balances by source and the percentage composition by source. The average cost (interest expense divided by average balances) for each source of borrowings is provided in the footnotes.

	For year ended March 31,(1)
	2015			2016			2017
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Bond borrowings (2)	Rs.	510,239	42.9%	Rs.	548,838	41.0%	Rs.	558,214	US$	8,608	43.0%
Other borrowings (3)		678,076	57.1		789,163	59.0		739,383		11,401	57.0
Total	Rs.	1,188,315	100.0%	Rs.	1,338,001	100.0%	Rs.	1,297,597	US$	20,009	100.0%

(1)	Until September 2014, the average balances are based on daily average balances outstanding, except for the averages of foreign branches of ICICI Bank which are calculated on fortnightly basis. From October 2014, averages of the foreign branches are averages of daily balances.

(2)	With an average cost of 5.1% in fiscal 2015, 4.8% in fiscal 2016 and 4.6% in fiscal 2017.

(3)	With an average cost of 2.0% in fiscal 2015, 1.6% in fiscal 2016 and 1.8% in fiscal 2017.

At year-end fiscal 2017, the outstanding debt capital instruments were Rs. 360.6 billion. The outstanding debt capital instruments include debt that is classified either as Additional Tier I or Tier II capital in calculating the capital adequacy ratio as per the grandfathering rules in accordance with the Reserve Bank of India’s regulations on capital adequacy as per Basel III. See also “Supervision and Regulation—Reserve Bank of India Regulations”.

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

The key principles underlying our risk management framework are as follows:

•	The Board of Directors has oversight of all the risks assumed by us.

•	Specific committees of the Board have been constituted to facilitate focused oversight of various risks. For a discussion of these and other committees, see “Management”.

•	The Risk Committee reviews risk management policies in relation to various risks (including credit risk, market risk, liquidity risk, interest rate risk and operational risk), key risk indicators and risk profile (covering areas including credit risk, market risk, liquidity risk, operational risk, technology risk, compliance risk, capital at risk, earning at risk, management risk and group risk). The Committee reviews the stress-testing framework that includes a wide range of institution-specific and market (systemic) scenarios. The Risk Committee also assesses our capital adequacy position, based on the risk profile of our balance sheet and reviews the implementation status of capital regulations.

•	The Credit Committee reviews the credit quality of the major portfolios, developments in key industrial sectors and exposure to these sectors and exposures to large borrower accounts in addition to approving certain exposures as per the credit approval authorization policy approved by the Board of Directors.

•	The Audit Committee provides direction to and monitors the quality of the compliance and internal audit function.

•	The Fraud Monitoring Committee reviews frauds above certain values, suggests corrective measures to mitigate fraud risks and monitors the efficacy of remedial actions.

•	The Information Technology Strategy Committee approves strategy for information technology and policy documents, ensures that information technology strategy is aligned with business strategy, reviews information technology risks, ensures proper balance of information technology investments for sustaining our growth, oversees the aggregate funding of information technology, ascertains if the management has resources to ensure the proper management of information technology risks and reviews contribution of information technology to our business.

•	Policies approved from time to time by the Board of Directors form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

•	Independent groups and sub-groups have been constituted across our organization to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/sub-groups.

The risk management framework forms the basis for developing consistent risk principles across the Bank and its overseas banking subsidiaries. The board of directors approves the Enterprise Risk Management and Risk Appetite Framework and limits structure under which various business lines operate.

We are primarily exposed to credit risk, market risk, liquidity risk, operational risk and reputation risk. We have centralized groups, the Risk Management Group, the Compliance Group, the Corporate Legal Group, the Financial Crime Prevention and Reputation Risk Management Group and the Internal Audit Group with a mandate to identify, assess and monitor all of our principal risks in accordance with well-defined policies and procedures. In addition, the Credit Monitoring Group, Treasury Control and Services Group and the Operations Group monitor operational adherence to regulations, policies and internal approvals.

The Risk Management Group is further organized into the Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group and Information Technology Risk Management Group. The Risk Management Group, Credit Monitoring Group, Treasury Control and Services Group and Operations Group report to an Executive Director. The Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors and the Managing Director and Chief Executive Officer. The Compliance and Internal Audit Groups have administrative reporting to an Executive Director. These groups are independent of the business units and coordinate with representatives of the business units to implement our risk management methodologies.

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

The risk environment is currently volatile due to factors such as slowdown in the capital expenditure cycle in India, high leverage in some corporate groups and event risks. Considering these aspects, we have established a risk appetite and limit structure, with respect to credit risk, and specifically concentration risk.

We have taken the following key measures:

•	lower single borrower exposure limit for borrowers internally rated in the BBB credit rating grades.

•	lower borrower group exposure limits.

•	rating based limits with respect to incremental asset origination in the corporate portfolio.

•	establishment of a separate credit monitoring group to enhance focus on monitoring of borrowers and to facilitate proactive action wherever required.

•	enhanced monitoring of retail product portfolios through periodic reviews and vintage curve analysis.

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

After conducting an analysis of a specific borrower’s risk, the Credit Risk Management Group assigns a credit rating to the borrower. We have a scale of 12 ratings ranging from AAA to B. A borrower’s credit rating is a vital input for the credit approval process. The borrower’s credit rating and the default pattern corresponding to that credit rating, forms an important input in the risk-based pricing framework of the Bank. Every proposal for a financing facility is prepared by the relevant business unit and reviewed by the Credit Risk Management Group before being submitted for approval to the appropriate approval authority. The approval process for non-fund facilities is similar to that for fund-based facilities. The credit rating for every borrower is reviewed periodically. We also review the ratings of our borrowers in a particular industry upon the occurrence of any significant event impacting that industry.

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

At year-end fiscal 2017, our net non-investment grade loans including net non-performing and net restructured loans, constituted about 14.0% of our total net loans.

Working capital loans are generally approved for a period of 12 months for facilities internally rated BBB+ or below and 24 months for transaction for facilities internally rated A- or above. At the end of the 12-month validity period, we review the loan arrangement and the credit rating of the borrower. On completion of this review, a decision is made on whether to renew the working capital loan arrangement.

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

Assessment Procedures for Small Enterprises Loans

ICICI Bank finances small enterprises, which include individual cases and financing dealers and vendors of companies by implementing structures to enhance the base credit quality of the vendor/dealer. Small enterprise credit also includes financing extended directly to small enterprises as well as financing extended on a cluster-

based approach in which credit is extended to small enterprises that have a homogeneous profile, such as apparel manufacturers and manufacturers of pharmaceuticals. The risk assessment of such a cluster involves the identification of appropriate credit norms for target market, the use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises which are awarded a minimum required score in the scoring model. A detailed appraisal is performed based on the financial as well as non-financial parameters to identify the funding needs of the enterprise in all the cases. The group also finances small businesses based on analysis of the business and financials. The assessment includes a scoring model with a minimum score requirement before appraisal of these enterprises is conducted.

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

Market Risk Management Procedures

Market risk policies include the Investment Policy, the Asset Liability Management Policy and the Derivative Policy. The policies are approved by the Board of Directors. The Asset Liability Management Policy stipulates liquidity and interest rate risk limits and Asset Liability Management Committee reviews adherence to limits and determines the strategy in light of the current and expected environment. The Investment Policy addresses issues related to investments in various treasury products. The policies are designed to ensure that operations in the securities and foreign exchange and derivatives areas are conducted in accordance with sound and acceptable business practices and are as per current regulatory guidelines, laws governing transactions in financial securities and the financial environment. The policies contain the limit structures that govern transactions in financial instruments. The Board has authorized the Asset Liability Management Committee and Committee of Executive Directors (Borrowing, Treasury and Investment Operations) to grant certain approvals related to treasury activities, within the broad parameters laid down by policies approved by the Board.

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

The Market Risk Management Group is responsible for the identification, assessment and measurement of market risk. Risk limits including position limits and stop loss limits are reported on a daily basis by the Treasury Control and Services Group and reviewed periodically. Foreign exchange risk is monitored through the net overnight open foreign exchange limit. Interest rate risk in banking book is measured through the use of re-pricing gap/ duration analysis. Interest rate risk is further monitored through interest rate risk limits approved by the Board of Directors.

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

Based on the revised guidelines of the Reserve Bank of India, all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016 are priced with reference to a new internal benchmark to be called Marginal Cost of funds based Lending rate. Banks are required to publish Marginal Cost of funds based Lending rate for various tenures such as overnight, one month, three months, six months and one year. Marginal Cost of funds based Lending rate includes marginal cost of funds, negative carry on cash reserve ratio and operations cost and tenure premium/discount for various tenures. The Asset Liability Management Committee sets the ICICI Bank Marginal Cost of funds based Lending rate. As required by the Reserve Bank of India guidelines, the Bank publishes the ICICI Bank Marginal Cost of funds based Lending rate for various tenures on a monthly basis. Pricing for floating rate approvals and renewal of rupee facilities are linked to the ICICI Bank Marginal Cost of funds based Lending rate and comprise the ICICI Bank Marginal Cost of funds based Lending rate and spread. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its Marginal Cost of funds based Lending rate, except for certain exemptions. As prescribed in the Reserve Bank of India guidelines, existing borrowers will also have the option to move to the Marginal Cost of funds based Lending rate linked loan at mutually acceptable terms. Any change in the Marginal cost of funds based lending rate is generally passed on to borrowers under various facilities at different periodicity, of up to one year. All loans approved before April 1, 2016, and where the borrowers choose not to migrate to the Marginal Cost of funds based Lending rate system, would continue to be based on the earlier benchmark rate regimes.

Pursuant to regulatory reserve requirements, we maintain a large part of our assets in government of India securities and in interest-free balances with the Reserve Bank of India, which are funded mainly by deposits and borrowings. This exposes us to the risk of differential movement in the yield earned on statutory reserves and the related funding cost.

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

Almost all foreign currency loans in the overseas branches of the Bank are floating rate loans. These loans are generally funded with foreign currency borrowings and deposits in our overseas branches. We generally convert all foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. Our overseas subsidiaries in the UK and Canada have fixed rate retail term deposits and fixed/floating rate wholesale borrowings as their funding sources. They also have fixed and floating rate assets. Interest rate risk is generally managed by entering into interest rate derivatives whenever required.

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

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2017(1)
	Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Loans, net	Rs.	4,259,920	Rs.	832,446	Rs.	60,807	Rs.	5,153,173
Investments		447,768		668,272		1,928,977		3,045,017
Other assets(2)		489,375		141,382		940,514		1,571,271
Total assets		5,197,063		1,642,101		2,930,298		9,769,462
Stockholders’ equity and preference share capital		-		-		1,046,320		1,046,320
Borrowings		882,226		684,176		316,465		1,882,868
Deposits		2,648,635		2,284,582		192,656		5,125,873
Other liabilities		3,635		-		1,801,732		1,805,366
Total liabilities		3,534,495		2,968,759		3,357,173		9,860,427
Total gap before risk management positions		1,662,567		(1,326,658)		(426,875)		(90,965)
Off-balance sheet positions(3)		(500,385)		436,660		80,826		17,100
Total gap after risk management positions	Rs.	1,162,182	Rs.	(889,998)	Rs.	(346,049)	Rs.	(73,865)

(1)	Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on Asset Liability Management Guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. This includes investments in the nature of equity, cash and cash equivalents and miscellaneous assets and liabilities. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	Includes cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and other assets.

(3)	Off-balance sheet positions comprise notional amount of derivatives, including foreign exchange forward contacts.

The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

	At March 31, 2017
	Fixed rate loans		Variable rate loans		Total
	(in millions)
Loans	Rs.	1,023,970	Rs.	2,711,068	Rs.	3,735,038

The following table sets forth, using the balance sheet at year-end fiscal 2017 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2018, assuming a parallel shift in the yield curve at year-end fiscal 2017.

	At March 31, 2017
	Change in interest rates (in basis points)
	(100)		(50)		50		100
	(in millions)
Rupee portfolio	Rs.	(8,408)	Rs.	(4,204)	Rs.	4,204	Rs.	8,408
Foreign currency portfolio		(677)		(339)		339		677
Total	Rs.	(9,085)	Rs.	(4,542)	Rs.	4,542	Rs.	9,085

Based on our asset and liability position at year-end fiscal 2017, the sensitivity model shows that net interest income from the banking book for fiscal 2018 would rise by Rs. 9.1 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points, net interest income for fiscal 2018 would fall by an equivalent amount of Rs. 9.1 billion.

Based on our asset and liability position at year-end fiscal 2016, the sensitivity model showed that net interest income from the banking book for fiscal 2017 would rise by Rs. 9.9 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points, net interest income for fiscal 2017 would fall by an equivalent amount of Rs. 9.9 billion.

Sensitivity analysis, which is based upon static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

Price Risk (Trading Book)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2017 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held-for-trading portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2017
	Change in interest rates (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Indian government securities	Rs.	65,143	Rs.	2,780	Rs.	1,390	Rs.	(1,390)	Rs.	(2,780)
Corporate debt securities		135,561		2,692		1,346		(1,346)		(2,692)
Total	Rs.	200,704	Rs.	5,472	Rs.	2,741	Rs.	(2,741)	Rs.	(5,472)

	At March 31, 2017
	Change in interest rates (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Foreign government securities	Rs.	18,460	Rs.	129	Rs.	65	Rs.	(65)	Rs.	(129)

At year-end fiscal 2017, the total value of our fixed income trading portfolio, including foreign government securities was Rs. 219.2 billion. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would fall by Rs. 5.6 billion. Conversely, if interest rates fall by 100 basis points, the value of this portfolio would rise by Rs. 5.6 billion. At year-end fiscal 2016, the total value of our fixed income trading portfolio was Rs. 308.4 billion. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would fall by Rs. 7.5 billion. Conversely, if interest rates fell by 100 basis points the value of this portfolio would rise by Rs. 7.5 billion.

The total outstanding notional principal amount of our trading interest rate derivatives portfolio increased from Rs. 4,279.4 billion at year-end fiscal 2016 to Rs. 5,723.5 billion at year-end fiscal 2017. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would rise by Rs. 0.1 billion. The total outstanding notional principal amount of our trading currency derivatives (such as futures, options and cross currency interest rate swaps) increased from Rs. 939.4 billion at year-end fiscal 2016 to Rs. 961.9 billion at year-end fiscal 2017. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would rise by Rs. 1.5 billion. The total outstanding notional principal amount of our trading foreign exchange portfolio increased from Rs. 3,220.9 billion at year-end fiscal 2016 to Rs. 4,166.8 billion at year-end fiscal 2017. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would fall by Rs. 37 million.

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2017, we had a total equity investment portfolio of Rs. 108.2 billion, primarily comprising Rs. 24.1 billion of investments by ICICI Bank and Rs. 82.9 billion of investments by our insurance subsidiaries. Additionally, ICICI Securities and ICICI Securities Primary Dealership also have a small portfolio of equity derivatives. The equity investments of ICICI Bank include the equity portfolio of its proprietary trading group amounting to Rs. 3.5 billion and other equity investments amounting to Rs. 20.6 billion. These other equity investments are acquired primarily from loan conversion and it also includes investment in unlisted equity which are long-term in nature. We also invest in private equity and venture capital funds, primarily those managed by our subsidiary ICICI Venture Funds Management Company. These funds invest in equity and equity linked instruments. Our investments through these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are also subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury”.

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

The following table sets forth the high, low, average and period-end value-at-risk for fiscal 2017.

	High	Low	Average	At March 31, 2017
	Rs. in million
Value-at-risk	141.3	13.2	44.9	103.8

We monitor the effectiveness of the value-at-risk model by regularly back-testing its performance. Statistically, we would expect to see losses in excess of value-at-risk only 1% of the time over a one-year period. During fiscal 2017, hypothetical loss exceeded the value-at-risk estimates for one day. An analysis of this outlier revealed that the loss occurred on the day when actual movement in the stocks for the day was more than the scenario used to compute value-at-risk for the day.

The following table sets forth a comparison of the hypothetical daily profit/(loss), computed on the assumption of no intra-day trading, and value-at-risk calculated using the historical simulation model during fiscal 2017.

	Average	On March 31, 2017
	Rs. in million
Hypothetical daily profit/(loss)	3.2	68.0
Value-at-risk	44.9	103.8

The high and low hypothetical daily profit/(loss) during fiscal 2017 was Rs. 111.4 million and Rs. (60.9) million respectively.

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

Exchange Rate Risk

We offer instruments like swaps, forwards, and currency options to clients, which are primarily banks and corporate customers. We use cross currency swaps, forwards, and options to hedge against risks arising out of these transactions and for foreign currency loans that are originated in currencies different from the currencies of borrowings supporting them. Some of these transactions may not meet the hedge accounting requirements and are subject to mark-to-market accounting. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating daily, quarterly cumulative stop-loss limits and engaging in exception reporting.

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

Assuming 1% increase/decrease in each of the foreign currencies against the respective base currency, our exchange rate sensitivity comes to Rs. 29 million at year-end fiscal 2017 compared to Rs. 12 million at year-end fiscal 2016. The above numbers are without any netting benefit across base currencies. We also monitor Greeks of our currency options.

Derivative Instruments Risk

We offer instruments like swaps, forwards, and currency options to clients, which are primarily banks and corporate customers. We use cross currency swaps, forwards, and options to hedge against risks arising out of these transactions and for foreign currency loans that are originated in currencies different from the currencies of borrowings supporting them. Some of these transactions may not meet the accounting requirements for hedging transaction and are subject to mark-to-market. Trading activities in the foreign currency markets expose us to exchange rate risks. This risk is mitigated by setting counterparty limits, stipulating daily, quarterly cumulative stop-loss limits and engaging in exception reporting.

The Bank offers foreign currency-Rupee options for hedging foreign currency exposures including hedging of balance sheet exposures for users such as corporate clients and other inter-bank counterparties. All the options positions are maintained within the limits specified in the Investment Policy. The trading activities in the foreign currency markets expose us to exchange rate risks. The foreign exchange rate risk is monitored through the net overnight open position limit approved by the board.

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

The following table sets forth, using our held-for-trading portfolio at year-end fiscal 2017 as the base, one possible prediction of the impact of changes in credit spreads on the value of the trading portfolio, assuming a parallel shift in credit spreads.

	At March 31, 2017
	Change in credit spread (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Corporate debt securities	Rs.	135,561	Rs.	2,692	Rs.	1,346	Rs.	(1,346)	Rs.	(2,692)

At year-end fiscal 2017, our held-for-trading portfolio (excluding government securities) was Rs. 135.6 billion. The sensitivity model shows that if credit spreads increase by 100 basis points, the value of this portfolio would fall by Rs. 2.7 billion. Conversely, if credit spreads fall by 100 basis points, the value of this portfolio would rise by Rs. 2.7 billion. At year-end fiscal 2016, our held-for-trading portfolio (excluding government securities) was Rs. 143.5 billion. The sensitivity model showed that if credit spreads increased by 100 basis points, the value of this portfolio would fall by Rs. 1.5 billion. Conversely, if credit spreads fall by 100 basis points, the value of this portfolio would rise by Rs. 1.5 billion.

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

The goal of liquidity management is to ensure that the Bank is always in a position to efficiently meet both expected and unexpected current and future cash flow and collateral needs without negatively affecting either the Bank’s daily operations or financial conditions.

We manage liquidity risk in accordance with our Asset Liability Management Policy. This policy is framed as per the current regulatory guidelines and is approved by the Board of Directors. The Asset Liability Management Policy is reviewed periodically to incorporate changes as required by regulatory stipulation or to realign the policy with changes in the economic landscape. The Asset Liability Management Committee of the Bank formulates and reviews strategies and provides guidance for management of liquidity risk within the framework laid out in the Asset Liability Management Policy. The Asset Liability Management Committee comprises managing director, wholetime directors and senior executives. The Risk Committee of the Board, a Board Committee, has oversight of the Asset Liability Management Committee.

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

The Bank maintains prudential levels of liquid assets in the form of cash, balances with the central bank and government securities, money market and other fixed income securities. Currently, as stipulated by the regulator, banks in India are required to maintain statutory liquidity ratios at a level of 20.5% effective January 7, 2017 of their net demand and time liabilities in India and cash reserve ratios at a level of 4.0% of their net demand and time liabilities in India. The Bank generally holds additional securities over and above the stipulated level. Further, banks in India were required to maintain a liquidity coverage ratio at a minimum of 70.0% for the calendar year 2016. Further effective January 1, 2017, the liquidity coverage ratio requirement increased to 80.0% for the calendar year 2017 and will further increase in a phased manner to 100.0% from January 1, 2019. As per Reserve Bank of India Guidelines, effective January 1, 2016, liquidity coverage ratio is applicable to Indian banks on a consolidated basis. During fiscal 2017, the Bank maintained a liquidity coverage ratio above the stipulated level. Further, we have a board approved liquidity stress testing framework, under which we estimate the Bank’s liquidity position under a range of stress scenarios, and consider possible measures we could take to mitigate the outflows under each scenario. These scenarios cover bank specific, market-wide and combined stress situations and have been separately designed for the domestic and international operations of the Bank. Each scenario included in the stress-testing framework covers a time horizon of 30 days. The stress-testing framework measures the impact on profit due to liquidity outflows for each scenario, considering possible measures that we could take to mitigate the stress. The impact on profits is subject to a stress tolerance limit specified by the Board of Directors. The results of liquidity stress testing are reported to the Asset Liability Management Committee on a monthly basis. During fiscal 2017, the results of each of the stress scenarios were within the Board-approved limits.

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

Our subsidiary in the United Kingdom has diverse sources of liquidity to allow for flexibility in meeting funding requirements. It raises funding through wholesale and retail sources. Wholesale sources comprise issuance of bonds through a Medium Term Note programme, bilateral and club loans and, short term borrowings through interbank money market, bankers’ acceptances and repo channels. It also raises funding through eligible central bank facilities. In the retail segment, it offers current and savings deposits products through its branch network as well as savings deposits through its internet platform. A buffer of high quality liquid assets/central bank reserves is maintained against these deposits. Our subsidiary in Canada is funded through diversified funding sources from retail as well as wholesale sources like borrowings through securitization of insured mortgages across tenor buckets.

The Prudential Regulation Authority issued a new policy statement on Capital Requirements in June 2015, which was supplemented by supervisory statement on Prudential Regulation Authorities approach to supervising liquidity and funding risk. The new guidelines were applicable from October 1, 2015. As per the guidelines banks were required to maintain Liquidity Coverage Ratio, as per the methodology provided in the Delegated Act issued by European Banking Authority in October 2014, at 80% starting October 1, 2015 as a Pillar 1 liquidity requirement. The Liquidity Coverage Ratio requirement increased to 90% from January 1, 2017 and would increase to 100% from January 1, 2018 onwards. Additionally, Prudential Regulation Authority adopted an interim Pillar 2 approach, in which it specified banks to hold high quality liquid assets for add-ons specified in the existing Individual liquidity guidance for the Bank. These add-ons are for specific risks which are not captured in Liquidity Coverage Ratio. ICICI Bank UK PLC maintained Liquidity Coverage Ratio above the stipulated level during fiscal 2017.

In November 2014, The Office of Superintendent of Financial Institutions revised the Liquidity Adequacy Requirements to incorporate Liquidity Coverage Ratio requirements for banks in Canada. The requirements expect banks to have an adequate stock of unencumbered high quality liquid assets that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The standard requires that, absent a situation of financial stress, the value of the coverage ratio of high quality liquid assets to total net cash outflows be no lower than 100%. The Office of Superintendent of Financial Institutions expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy that are approved by its Board of Directors. These policies require ICICI Bank Canada to maintain a certain percentage of its customer liabilities in liquid assets and to maintain sufficient liquidity to cover net outflows in the “up to 30 days” maturity bucket. These limits are monitored at least monthly by the Asset Liability Management Committee. ICICI Bank Canada has complied with these requirements throughout fiscal 2017.

In addition, Net Cumulative Cash Flow information on a monthly basis is shared with the Office of Superintendent of Financial Institutions consisting details of maturity pattern of assets and liabilities and net cash flows.

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

The management of operational risk is governed by the Operational Risk Management Policy approved by the Board of Directors. The Policy is applicable across the Bank including overseas branches, ensuring a clear accountability and responsibility for management and mitigation of operational risk, developing a common understanding of operational risk and assisting the business and operation groups units to improve internal controls. The Board has constituted an Operational Risk Management Committee for analysing and monitoring the risks associated with the various business activities of the Bank. The principal objective of the Committee is to mitigate operational risk within the Bank by creation and maintenance of explicit operational risk management process. The Operational Risk Management Committee reviews the risk profile of various functions, the tools used for management of operational risk and implementation of the operational risk management policies and framework as approved by the Board. The Board has also approved a framework for approval of all new products/processes, which requires all processes pertaining to products or product variants to be assessed from an operational risk perspective by the Product and Process Approvals Committee.

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

A brief on the management of operational controls and procedures in the various business of the Bank is summarized below:

Operational Controls and Procedures in Retail and Rural Banking

Retail banking is organized into a zonal structure and each of the zones is headed by senior officials of the Bank. There are designated product, sales, credit and operations structure for customer sourcing and servicing. The branches are supported by regional/centralized processing centers and retail asset processing centers which ensure adequate operational controls.

The Bank has put in place comprehensive operating manuals detailing procedures for the processing of various banking transactions. Amendments to these manuals are implemented through circulars, which are accessible to branch employees on the intranet. The branches are complemented by the product and sales teams. The transactions relating to customer accounts are processed based on built-in system checks and authorization procedures. Transactions over a specified limit are subjected to enhanced scrutiny to avoid potential money laundering. The adherence to the processes and guidelines by the branches are ensured through risk monitoring, concurrent audits and internal audits.

The core banking application software has multiple security features to protect the integrity of applications and data.

The Bank’s rural banking operations include meeting the financial requirements of customers in rural and semi-urban locations, primarily engaged in agriculture and allied activities. The Bank also focuses on enrollment of beneficiaries under government social schemes. There are designated product, sales, credit and operations structure for the rural banking segment. The customers are offered various products by the sales and business teams and there are various processes and controls performed by independent teams such as regional and central processing centers, retail asset processing centers with well-defined process ownership. There are independent monitoring and controls on the quality of the commodities pledged and title of the land considered as collateral. Hind sighting is also carried out to check the effectiveness of the processes.

Operational Controls and Procedures in the Regional Processing Centers and Central Processing Center

The Bank has designated regional processing centers located at various cities across the country. These regional processing centers engage in activities like processing check clearing and inter-branch transactions, outstation check collections, and engage in back-office activities for account opening, renewal of deposits and salary transaction processing of corporations. There are currency chests located at 35 locations in various cities across India, which cater to the cash requirements of branches and ATMs.

The Bank has two centralized processing centers, one each in Mumbai and Hyderabad, processing the transactions on a nationwide basis for production & dispatch of physical deliverables like cards, check books, statements, personal identification number for cards, issuance of passwords to internet banking customers etc. Centralized processing centers have also been managing the activities like electronic payments, activation of newly opened accounts and account servicing.

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

Operational Controls and Procedures in Treasury

The Bank has put in place a comprehensive internal control structure with respect to its treasury operations. The control measures include the segregation of duties between treasury front-office and treasury control and services group, automated control procedures, continuous monitoring procedures through detailed reporting statements, and a well-defined code of conduct for dealers. We have also set up limits in respect of treasury operations including deal-wise limits and product-wise limits. In order to mitigate the potential mis-selling risks, if any, a customer suitability and appropriateness policy has been implemented. Similarly, in order to mitigate potential contractual risks, if any, negotiations for deals are recorded on a voice recording system. Some of the control measures include independence of deal validation, deal confirmation, documentation, limits monitoring, treasury accounting, settlement, reconciliation and regulatory compliance. Treasury Control and Services Group reviews the unconfirmed, unsettled deals if any, on a regular basis and follows up for timely confirmation or settlement. There is a mechanism of escalation to senior management in case of delays in settlement or confirmation beyond a time period. In addition to the above, concurrent and internal audits are also conducted independently in respect of treasury operations on a periodic basis. The control structure in treasury operations is designed to prevent errors and potential fraud and provide early-warning signals.

Operational Controls and Procedures for Corporate and Commercial Banking

Corporate banking is also organized into a zonal structure. The front office is responsible for sourcing clients and performing a credit analysis of the proposal. The credit risk is independently evaluated by the Risk

Management Group. The Bank has set-up a credit monitoring group in order to strengthen the ability to develop early warning mechanism for management and full scale monitoring across the life time of the loans. The middle office within the credit monitoring group conducts verification and scrutiny of the documents to ensure mitigation of post-approval risks. It also monitors adherence to the terms of approval by periodically publishing compliance monitoring reports. The key processes and their ownership are documented through process notes which are reviewed periodically. The back office for corporate operations is responsible for the execution of trade finance, cash management and general banking transactions based on the requests and instructions initiated through channels including branches.

Commercial banking products and services are offered through identified commercial and retail branches, which are spread across all major business centers throughout the country. The commercial branches are led by senior branch heads, who are experienced commercial bankers. The transactions initiated at the commercial branches are processed by independent and centralized operation units responsible for the execution of trade finance, cash management and general banking transactions.

Operational Controls and Procedures for Internet Banking

The Bank has put in place adequate authentication and authorization controls for transactions through online/internet banking. The internet banking infrastructure is secured through the multi-layer information security controls, including firewalls, intrusion prevention systems and network level access controls. These are supplemented by periodic penetration tests, vulnerability assessments and continuous security incident monitoring of internet banking servers. In addition to login password, transactions are required to be authorized with random grid value authentication (a grid is a set of numbers printed on the reverse side of the debit card). Additionally, one-time password authentication is required in case we identify a change in the customer’s device fingerprint. The one-time password is sent to the customer’s mobile number registered with the Bank. To add a payee for transfer of funds, the customer is required to validate a unique registration number that is sent to the customer’s mobile number registered with us. Internet transactions using credit cards require additional one-time password authentication besides other authentications present on the card. Alerts are also sent to the customer for every internet-based transactions. To create awareness among customers about phishing, vishing and other internet-related frauds, we regularly send communication to the customers.

Information technology risk

The cyber security threat landscape for banks and financial institutions globally is constantly evolving and threats such as phishing campaigns, distributed denial of service attacks (DDoS) attacks, malware, ransomware and exploitation of ATM vulnerabilities or vulnerabilities in systems provided to banks by software vendors are currently prevalent across the world.

The Bank has a governance framework for information security with oversight from the Information Technology Strategy Committee which is a Board-level Committee chaired by an Independent Director. The security strategy at the Bank is based on the principle of defence in depth and the IT risk framework of the Bank enunciates three lines of defence with clearly defined roles and responsibilities. The Bank has dedicated units responsible for information security and financial crime prevention, which are independent of the business units. In the endeavour towards providing high availability and continuity of services to its customers, including high availability of customer facing IT systems, the Bank has a Board-approved Business Contingency Plan which includes plans for recovery of its IT systems in the event of any disaster or contingency. The Bank has a Board approved Cyber Security Policy which also incorporates a cyber crisis management plan. The Bank also conducts vulnerability assessment and penetration testing periodically to mitigate the risk that may arise from security vulnerabilities.

The IT systems of the Bank are continuously monitored by dedicated teams such as the IT Command Center and the Security Operations Center. The Bank has laid down processes for change management, identify management, access management and security operations and these processes are periodically reviewed and refined to keep them abreast of emerging risks and to ensure commensurate controls to mitigate such risks are put in place.

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

oversight by the Audit Committee on the implementation of the Anti-Money Laundering framework; appointment of a senior level officer as the principal officer who has the day-to-day responsibility for implementation of the anti-money laundering framework; implementation of adequate Know Your Customer procedures based on risk categorization of customer segments, screening of names of customers with negative lists issued by the regulators and customer risk categorization for classifying the customers as high, medium and low risk; risk-based transaction monitoring and regulatory reporting procedures through automated applications; implementing appropriate mechanisms to train employees’ and to creating customer awareness on this subject.

The Bank adopts a risk based approach and conducts customer risk assessment with simplified due diligence for low risk, normal due diligence for medium risk and enhanced due diligence for high risk customers pursuant to the Reserve Bank of India guidelines.

The Bank also adheres to the anti-money laundering requirements as specified by the regulators of respective geographies. The Bank’s anti-money laundering framework is subject to audit by the Internal Audit Department and their observations are reported to the Audit Committee at regular intervals.

Our life insurance subsidiary has implemented Know-Your-Customer/Anti-Money Laundering/Combating of Financing of Terrorism guidelines issued according to the Prevention of Money Laundering Act, 2002 and guidelines issued by Insurance Regulatory and Development Authority of India from time to time. An Anti-Money Laundering/Combating of Financing of Terrorism Policy has been approved by the board of directors of the life insurance subsidiary. The policy is also in accordance with the Group Anti-Money-Laundering policy and includes oversight by the Audit Committee on the implementation of the anti-money laundering framework. It provides for appointment of a senior level officer as the principal officer who, has the responsibility for ensuring compliance with the obligations imposed under of the Prevention of Money Laundering Act, 2002 and the rules made thereunder.

Following the release on the internet of videos in March-April 2013 forming part of a sting operation on banks and insurance companies in India, that purported to show the Bank’s frontline branch employees engaging in conversations that would violate the Group Code of Business Conduct and Ethics and could have, if any transactions had been consummated, led to violations of anti-money laundering and know your customer norms, the Reserve Bank of India undertook investigations at ICICI Bank and over 30 other banks in India. While the Reserve Bank of India’s investigations did not reveal any prima facie evidence of money laundering, the Reserve Bank of India had imposed an aggregate penalty of Rs. 665 million (US$ 11 million) on 31 Indian banks, including Rs. 10 million (US$ 0.2 million) on ICICI Bank, for instances of violation of applicable regulations, which we have paid. A penalty of Rs. 1.4 million was also imposed on the Bank in February 2015 by the Financial Intelligence Unit, India for failure in reporting the attempted suspicious transactions to which the above sting operations pertained. The Bank had filed an appeal against the Financial Intelligence Unit, India with the Appellate Tribunal. In June 2017, the Appellate Tribunal ruled that the penalty was not sustainable. The Tribunal asked the appellant banks to be careful and report such matters in future. See also “Business—Risk Management—Anti-Money Laundering Controls”.

In July 2014, the Reserve Bank of India imposed a penalty, for violation of instructions /directions/guidelines issued by the Reserve Bank of India, on 12 Indian banks, including us, following its scrutiny of the loan and current accounts of a corporate borrower with these banks. The penalty imposed on us was Rs. 4 million.

In December 2014, the Reserve Bank of India imposed penalties on two Indian banks, including us, for non-compliance with the know your customer/anti-money laundering directions/guidelines issued by the Reserve Bank of India in respect of fraudulent opening of fictitious accounts with certain banks. The penalty imposed on us was Rs. 5 million. See also “Risk Factors—Risks Relating to Our Business—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past” and “Risk Factors—Risks Relating to Our Business—Negative publicity could damage our reputation and adversely impact our business and financial results and the price of our equity shares and ADS.”.

The Reserve Bank of India had initiated an inspection on know your customer/anti-money laundering aspects across various banks including ICICI Bank. Based on the inspection, the Reserve Bank of India sought explanations on certain matters in April 2016. ICICI Bank responded to the explanation and the reserve Bank of India has accepted the bank’s responses in the matter.

See also “Risk Factors—Risks Relating to Our Business—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal.

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

The Internal Audit Group maintains staff with sufficient knowledge, skills, experience and professional certifications. It deploys audit resources with expertise in audit execution and adequate understanding of business activities. The processes within Internal Audit Group are certified under ISO 9001-2015. Further, an assessment of the quality of assurance provided by the Internal Audit Group is conducted through an independent external firm once in three years.

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

The Reserve Bank of India requires banks to have a process of concurrent audits at business groups dealing with treasury functions, branches handling large volumes, to cover a minimum of 50.0% of credit, deposits and other risk exposures of the Bank, head office functions and information technology data centers. In compliance with the requirements, the Internal Audit Group has formulated a strategy for concurrent audits at treasury related functions and at select branches. Concurrent audits are also carried out at centralized and regional processing centers and at centralized operations units with a focus on areas that are identified as needing transaction testing and also to ensure existence of and adherence to internal controls. The information technology data center and some of the head office functions are also under purview of concurrent audit. The details of the concurrent audit coverage are outlined in the annual risk based audit plan.

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

Legal and Regulatory Risk

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. The uncertainty of the enforceability of the obligations of our customers and counter-parties, including the foreclosure on collateral, creates legal risk. Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting internal and external legal advisors. See also “Risk Factors—Risks Relating to Our Business— We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity” and “Risk Factors—Risks relating to Our Business—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

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

Risk Management in Key Subsidiaries

ICICI Bank UK

ICICI Bank UK is primarily exposed to credit risk, liquidity risk, market risk (including interest rate risk in banking book), operational risk, compliance and reputation risk.

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

All credit risk related issues are governed by ICICI Bank UK’s Credit Risk Management Policy. ICICI Bank UK takes a two-tier approach to assessment of credit risk with the first review by the commercial officer proposing the transaction and the proposal is then reviewed independently and assessed by an officer from the risk team. Credit risk is also managed at the portfolio level by monitoring the key parameters of risk concentration such as industry exposures, country exposures, rating category based exposures, product specific exposures and large exposures.

ICICI Bank UK has a Board approved Internal Liquidity Adequacy Assessment process (ILAAP) document, which outlines the liquidity management process of the Bank. The Bank uses various tools for measurement of liquidity risk including the statement of structural liquidity, liquidity ratios and stress testing through scenario analysis. In line with its liquidity risk appetite, ICICI Bank UK maintains adequate high quality liquid assets/central bank reserves to cover projected stressed outflows under various scenarios. ICICI Bank UK maintains high quality liquid assets to comply with the liquidity coverage requirements stipulated by the Prudential Regulation Authority.

ICICI Bank UK has board/board committee approved policies for managing market risk such as its treasury policy manual and mandate, valuation policy, model validation policy and independent price verification policy. For monitoring and managing market risk, it uses various risk metrics, including the duration of equity, earnings at risk, portfolio limits, price value of one basis point change in interest rate, price value of one basis point change in credit spread, stop loss limits and value at risk limits.

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

The Risk Committee of the Board has delegated the operational responsibility for credit risk management to the Management Credit Committee within the broad parameters and limits laid down in the Corporate & Commercial Credit and Recovery Policy, Retail Credit Recovery Policy, and Residential Mortgage Underwriting Policy. The Management Credit Committee approves credit proposals before recommending them to Risk Committee, which manages the credit risk on a portfolio basis and reviews asset quality and portfolio quality on a monthly basis.

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

ICICI Lombard General Insurance Company

ICICI Lombard General Insurance Company is principally exposed to risks arising out of the nature of business underwritten and credit risk on its total investment assets as well as the credit risk it carries on its reinsurers. In respect of business risk, ICICI Lombard General Insurance Company seeks to diversify its insurance investment asset across product classes, industry sectors and geographical regions. ICICI Lombard General Insurance Company focuses on achieving a balance between the corporate and retail investment asset mix to achieve favorable claim ratio and risk diversification. ICICI Lombard General Insurance Company has a risk retention and reinsurance policy whereby tolerance levels are set as per risk and on a per event basis. ICICI Lombard General Insurance Company also has the ability to limit its risk exposure by way of re-insurance arrangements. Investments of the company are governed by the investment policy approved by its Board of Directors within the norms stipulated by the Insurance Regulatory and Development Authority of India. The Investment Committee oversees the implementation of this policy and reviews it periodically. Exposure to any single non-government counterparty is restricted to less than 5.0% of the total investment assets, by carrying value, without the specific approval of ICICI Lombard General Insurance Company’s investment committee. While ICICI Lombard General Insurance Company has a few counterparties where its total exposure exceeds 5.0% of its portfolio, such exposure does not exceed 10.0% in any case.

Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including the Managing Director and Chief Executive Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act at year-end fiscal 2017.

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

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act). Our internal control system has been designed to provide reasonable assurance regarding the reliability of financial reporting and preparation and fair presentation of our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation and stockholders’ equity reconciliation as required by U.S Securities and Exchange Commission and applicable GAAP.

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

Management assessed the effectiveness of internal control over financial reporting at year-end fiscal 2017 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on the assessment, management concluded that our internal control over financial reporting was effective at year-end fiscal 2017. Effectiveness of our internal control over financial reporting at year-end fiscal 2017 has been audited by KPMG, an independent registered public accounting firm, as stated in their attestation report, which is included herein.

Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Loan Portfolio

Our gross loan portfolio increased by 5.0% from Rs. 5,097.9 billion at year-end fiscal 2016 to Rs. 5,353.2 billion at year-end fiscal 2017. At year-end fiscal 2017, approximately 74.5% of our gross loans were rupee loans.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated, our gross rupee and foreign currency loans by business category.

	At March 31,
	2013		2014		2015		2016		2017		2017
	(in millions)
Consumer loans and credit card receivables(1)	Rs.	1,181,588	Rs.	1,470,783	Rs.	1,762,154	Rs.	2,153,561	Rs.	2,446,478	US$	37,725
Rupee		1,068,305		1,251,032		1,534,281		1,895,734		2,259,184		34,837
Foreign currency(2)		113,283		219,751		227,873		257,827		187,294		2,888
Commercial(3)		2,204,054		2,494,150		2,745,376		2,944,355		2,906,744		44,823
Rupee		1,193,433		1,310,457		1,493,578		1,631,734		1,729,028		26,663
Foreign currency		1,010,621		1,183,693		1,251,798		1,312,621		1,177,666		18,160
Gross loans		3,385,642		3,964,933		4,507,530		5,097,916		5,353,222		82,548
Rupee		2,261,738		2,561,488		3,027,859		3,527,468		3,988,261		61,500
Foreign currency		1,123,904		1,403,445		1,479,671		1,570,448		1,364,961		21,048
Total gross loans		3,385,642		3,964,933		4,507,530		5,097,916		5,353,222		82,548
Allowance for loan losses		(85,901)		(91,515)		(122,629)		(160,625)		(200,049)		(3,085)
Net loans	Rs.	3,299,741	Rs.	3,873,418	Rs.	4,384,901	Rs.	4,937,291	Rs.	5,153,173	US$	79,463

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(2)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 15.0 billion at year-end fiscal 2017.

(3)	Includes builder financing and dealer financing.

Our gross rupee loans increased from Rs. 3,527.5 billion constituting 69.2% of our total gross loans at year-end fiscal 2016 to Rs. 3,988.3 billion constituting 74.5% of our total gross loans at year-end fiscal 2017 primarily due to an increase in consumer loans and credit card receivables. Our gross foreign currency loans decreased from Rs. 1,570.4 billion, constituting 30.8% of our total gross loans at year-end fiscal 2016 to Rs. 1,365.0 billion, constituting 25.5% of our total gross loans at year-end fiscal 2017 primarily due to repayments/prepayments of loans, including maturity of loans against Foreign Currency Non-Resident (Bank) deposits in our foreign branches and overseas subsidiaries. See also “Operating and Financial Review and Prospects—Financial Condition—Advances”.

At year-end fiscal 2017, we did not have outstanding cross-border loans (defined as loans made to borrowers outside of India) exceeding 1.0% of our assets in any country except Canada, which were between approximately 2.5% to 3.0% of our assets. We had outstanding cross-border loans to U.S. and United Kingdom borrowers amounting to between 0.5% and 1.0% of our assets.

Collateral —Completion, Perfection and Enforcement

Our loan portfolio largely consists of project and corporate finance and working capital loans to corporate borrowers, loans to retail customers, including home loans, automobile loans, commercial business loans, personal loans and credit card receivables and agricultural financing. In general, other than personal loans, credit card receivables and some forms of corporate and agricultural financing, which are unsecured, we stipulate that the loans should be collateralized at the time of loan origination. However, it should be noted that obstacles within the Indian legal system can create delays in enforcing collateral. See “Risk Factors—Risks Relating to Our Business— If we are not able to adequately control the level of non-performing assets in our portfolio, our business will suffer”. In India, there are no regulations stipulating loan-to-collateral limits, except in the case of home loans and loan against gold ornaments and jewelry. The Reserve Bank of India, through a guideline has capped the loan-to-value ratio at 90% for home loans up to Rs. 3.0 million, at 80% for home loans between Rs. 3.0 million and Rs. 7.5 million and at 75% for home loans above Rs 7.5 million. Further, the Reserve Bank of India, through a guideline has capped the loan-to-value ratio at 75% for loan against gold ornaments and jewelry.

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

Separately, in India, foreclosure on collateral of property can be undertaken directly by lenders by fulfilling certain procedures and requirements (unless challenged in courts of law) or otherwise by a written petition to an Indian court or tribunal. The Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002, allows the lenders to resolve non-performing assets by granting them greater rights as to enforcement of security, including over immovable property and recovery of dues, without reference to the courts or tribunals. However, the process may be subject to delays and administrative requirements that may result, or be accompanied by, a decrease in the value of the collateral. These delays can last for several years and therefore might lead to deterioration in the physical condition and market value of the collateral. In the event a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntary winding up. In case a company becomes a sick unit, foreclosure and enforceability of collateral is stayed.

The Insolvency and Bankruptcy Code, 2016, enacted in May 2016, provides for a time-bound revival and rehabilitation mechanism to resolve stressed assets. In June 2017, the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law

Tribunal in respect of 12 large stressed accounts. With respect to other identified stressed accounts, the banks are required to finalize a resolution plan within six months, failing which banks shall be required to file for insolvency proceedings under the Insolvency and Bankruptcy Code. Given the limited experience of this framework, should one or more of these borrowers go into liquidation, the market value of the collateral may come down. See also “Overview of the Indian Financial Sector—Structural Reforms—Legislative Framework for Recovery of Debts due to Banks—Insolvency and Bankruptcy Code, 2016”.

In case of consumer installment loans, we obtain direct debit mandates or post-dated checks towards repayment on pre-specified dates. Post-dated checks, if dishonored, entitle us on occurrence of certain events to initiate criminal proceedings against the issuer of the checks.

We recognize that our ability to realize the full value of the collateral in respect of current assets is difficult due to, among other things, delays on our part in taking immediate action, delays in bankruptcy foreclosure proceedings, defects in the perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities) and fraudulent transfers by borrowers and other factors, including current legislative provisions or changes thereto and past or future judicial pronouncements. The value and time to dispose the collateral could also be impacted by policy decisions. For example, the government of India’s decision to withdraw legal tender status of higher denomination currency notes in November 2016 impacted the prices and demand in land and housing market. However, cash credit facilities are so structured that we are generally able to capture the cash flows of our customers for recovery of past due amounts. In addition, the Bank generally has a right of set-off for amounts due to us on these facilities. The Bank requires its working capital loan customers to submit data on their working capital position on a regular basis, so that we can take any actions required before the loan becomes impaired. On a case-by-case basis, we may also stop or limit the borrower from drawing further credit from its facility.

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

Pursuant to the guidelines of the Reserve Bank of India, credit exposure of banks to an individual borrower generally must not exceed 15.0% of our capital funds, unless the exposure is in respect of an infrastructure project. Capital funds comprise Tier 1 and Tier 2 capital calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of our capital funds by an additional 5.0% (i.e. the aggregate exposure can be 20.0%) provided the additional credit exposure is on account of infrastructure financing. Our exposure to a group of companies under the same management control generally must not exceed 40.0% of our capital funds unless the exposure is in respect of an infrastructure project. The exposure to a group of companies under the same management control, including exposure to infrastructure projects, may be up to 50.0% of our capital funds. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., the aggregate exposure can be 20.0% of capital funds for an individual borrower and the aggregate exposure can be 45.0% of capital funds for a group of companies under the same management), making appropriate disclosures in their annual reports. Exposure for funded and non-funded credit facilities is calculated as the total committed amount or the outstanding amount whichever is higher (for term loans, as the sum of undisbursed commitments and the outstanding amount). Investment exposure is considered at book value. At year-end fiscal 2017, we were in compliance with these guidelines.

In addition, the Bank has refined and strengthened its framework for managing concentration risk with respect to single borrower and group exposures with tighter limits on lower rated borrowers and group exposure limits.

At year-end fiscal 2017, our largest non-bank borrower accounted for approximately 12.1% of our capital funds. The largest group of companies under the same management control accounted for approximately 23.4% of our capital funds.

The following table sets forth, at the dates indicated, the composition of our gross advances.

	At March 31,
	2013			2014			2015			2016			2017
	Amount		As a %	Amount		As a %	Amount		As a %	Amount		As a %	Amount		Amount		As a %
	(in millions, except percentages)
Retail finance(1), (2)	Rs.	1,290,184	38.1%	Rs.	1,621,267	40.9%	Rs.	1,956,857	43.4%	Rs.	2,385,701	46.8%	Rs.	2,689,642	US$	41,475	50.2%
Power		200,452	5.9		237,912	6.0		260,204	5.8		283,433	5.6		311,902		4,810	5.8
Services —finance		155,201	4.6		127,735	3.2		146,879	3.2		161,303	3.2		273,163		4,212	5.1
Iron/steel and products		173,350	5.1		200,754	5.1		233,712	5.2		270,478	5.3		249,504		3,847	4.7
Roads, port, telecom, urban development & other infrastructure		227,966	6.7		271,869	6.9		260,526	5.8		285,898	5.6		239,522		3,693	4.5
Services —non finance		243,298	7.2		266,016	6.7		286,844	6.4		280,733	5.5		233,575		3,602	4.4
Wholesale/retail trade		70,752	2.1		83,757	2.1		137,036	3.0		148,575	2.9		133,313		2,056	2.5
Mining		83,086	2.5		65,455	1.7		80,037	1.8		82,896	1.6		110,157		1,699	2.1
Construction		73,443	2.2		89,316	2.3		107,610	2.4		114,625	2.2		107,309		1,655	2.0
Electronics & engineering		73,835	2.2		96,717	2.4		81,599	1.8		82,453	1.6		100,167		1,545	1.9
Metal & products (excluding iron & steel)		63,650	1.9		93,121	2.3		112,766	2.5		118,213	2.3		98,176		1,514	1.8
Food & beverages		92,257	2.7		82,020	2.1		77,592	1.7		83,094	1.6		88,356		1,362	1.7
Crude petroleum/refining & petrochemicals		95,729	2.8		127,887	3.2		140,852	3.1		104,531	2.1		86,852		1,339	1.6
Cement		72,156	2.1		79,019	2.0		92,581	2.1		85,988	1.7		76,091		1,173	1.4
Chemicals and fertilizers		43,070	1.3		38,299	1.0		31,254	0.7		44,775	0.9		55,473		855	1.0
Gems & jewelry		38,001	1.1		44,845	1.1		45,047	1.0		51,516	1.0		45,254		698	0.8
Shipping		45,257	1.3		59,459	1.5		67,480	1.5		61,660	1.2		31,562		487	0.6
Textile		29,056	0.9		30,628	0.8		26,449	0.6		32,688	0.6		29,955		462	0.6
Others(3)		314,899	9.3		348,857	8.8		362,205	8.0		419,356	8.3		393,249		6,064	7.6
Gross loans		3,385,642	100.0%		3,964,933	100.0%		4,507,530	100.0%		5,097,916	100.0%		5,353,222		82,548	100.0%
Allowance for loan losses		(85,901)			(91,515)			(122,629)			(160,625)			(200,049)		(3,085)
Net loans	Rs.	3,299,741		Rs.	3,873,418		Rs.	4,384,901		Rs.	4,937,291		Rs.	5,153,173	US$	79,463

(1)	Includes home loans, automobile loans, commercial business loans, dealer financing and small ticket loans to small businesses, personal loans, credit cards, rural loans and loans against securities.

(2)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 15.0 billion at March 31, 2017.

(3)	Primarily include developer financing portfolio, manufacturing products (excluding metal), automobiles, drugs and pharmaceuticals and fast moving consumer goods.

Our gross loan portfolio increased by 5.0% from Rs. 5,097.9 billion at year-ended fiscal 2016 to Rs. 5,352.2 billion at year-ended fiscal 2017. Retail finance increased from 46.8% of gross loans at year-end fiscal 2016 to 50.2% of gross loans at year-end fiscal 2017. Further, non-retail finance advances increased primarily due to an increase in advances to the services-finance sector by Rs. 111.9 billion, the power sector by Rs. 28.5 billion and the mining sector by Rs. 27.3 billion, offset, in part, by a decrease in advances to the services non-finance sector by Rs. 47.2 billion, the roads, ports, telecom, urban development & other infrastructure sector by Rs. 46.4 billion and the shipping sector by Rs. 30.1 billion. The net increase in advances to services-finance and power sector in fiscal 2017 was primarily to the higher rated borrowers based on the Bank’s internal ratings.

At year-end fiscal 2017, our 20 largest borrowers accounted for approximately 10.7% of our gross loan portfolio, with the largest borrower accounting for approximately 1.0% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 3.5% of our gross loan portfolio.

Geographic Diversity

Our portfolios are geographically diversified. The state of Maharashtra accounted for the largest proportion of our domestic gross loans outstanding at year-end fiscal 2017.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit.

Priority Sector Lending

The Reserve Bank of India guidelines on priority sector lending require banks to lend 40.0% of their adjusted net bank credit, to fund certain types of activities carried out by specified borrowers. The definition of adjusted net bank credit includes bank credit in India adjusted by bills rediscounted with the Reserve Bank of India and other approved financial institutions and certain investments and is computed with reference to the outstanding amount at corresponding date of the previous year as prescribed by the Reserve Bank of India guidelines ‘Master Direction- Priority Sector Lending - Targets and Classification’. Further, the Reserve Bank of India allowed loans extended in India against incremental foreign currency non-resident (bank)/non-resident external deposits from July 26, 2013 and outstanding at March 7, 2014 to be excluded from adjusted net bank credit. In May 2014, the Reserve Bank of India issued guidelines allowing banks to include the outstanding investments in Rural Infrastructure Development Fund and other specified funds at corresponding date of the fiscal year to be classified as “indirect agriculture” and count towards overall priority sector target achievement. Investments at March 31 of the preceding year would be included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements. In fiscal 2015, the Reserve Bank of India allowed banks to issue long-term bonds for financing infrastructure and low-cost housing. The amount raised by way of these bonds is permitted to be excluded from the adjusted net bank credit for the purpose of computing priority sector lending targets.

In April 2015, the Reserve Bank of India issued revised guidelines on priority sector lending. Under the revised guidelines, the priority sectors include the agricultural sector, food and agri-based industries, small enterprises/businesses and housing finance up to certain limits. Sectors qualifying for priority sector lending have been broadened to include medium enterprises, social infrastructure and renewable energy. The overall target for priority sector lending would be 40% of the adjusted net bank credit, out of which banks are required to lend a minimum of 18.0% to the agriculture sector. Sub-targets of 8.0% for lending to small & marginal farmers and 7.5% lending target to micro-enterprises were introduced. These sub-targets were to be achieved in a phased manner by March 2017. Banks are also required to lend 10.0% of their adjusted net bank credit, to certain borrowers under the “weaker section” category. Priority sector lending achievement would be evaluated on a quarterly average basis from fiscal 2017 instead of only at the year-end. Further, in July 2015, the Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India has set a target of 11.7% of adjusted net bank credit for fiscal 2017. The Reserve Bank of India has also directed banks to maintain lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines.

ICICI Bank is required to comply with the priority sector lending requirements prescribed by the Reserve Bank of India from time to time. The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited in funds with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India, the National Housing Bank, the MUDRA Limited and other financial institutions as decided by the Reserve Bank of India from time to time based on the allocations made by the Reserve Bank of India. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At year-end fiscal 2017, our total investment in such funds was Rs. 241.1 billion, which was fully eligible for consideration in overall priority sector achievement.

As prescribed in the Reserve Bank of India guideline, the Bank’s priority sector lending achievement is computed on quarterly average basis for fiscal 2017 as against the year-end basis for fiscal 2016. Total priority sector lending was Rs. 1,399.4 billion constituting 39.9% (Rs. 1,311.9 billion constituting 40.8% at year-end fiscal 2016) of adjusted net bank credit against the requirement of 40.0% of adjusted net bank credit. The average lending to agriculture sector was Rs. 547.4 billion constituting 15.6% (Rs. 545.8 billion constituting 17.0% at year-end fiscal 2016) of adjusted net bank credit against the requirement of 18.0% of adjusted net bank credit. The average advance to weaker sections was Rs. 220.9 billion constituting 6.3% (Rs. 204.4 billion constituting 6.3% at year-end fiscal 2016) of adjusted net bank credit against the requirement of 10.0% of adjusted net bank credit. The average lending to small and marginal farmers was Rs. 142.2 billion constituting 4.1% (Rs. 125.5 billion constituting 3.9% at year-end fiscal 2016) of adjusted net bank credit against the requirement of 8.0% of adjusted net bank credit. The average lending to micro enterprises was Rs. 241.2 billion constituting 6.9% (Rs. 218.2 billion constituting 6.8% at year-end fiscal 2016) of adjusted net bank credit against the requirement of 7.5% of adjusted net bank credit. The average lending to non-corporate farmers was Rs. 300.9 billion constituting 8.6% (Rs. 269.3 billion constituting 5.9% at year-end fiscal 2016) of adjusted net bank credit against the requirement of 11.7% of adjusted net bank credit. See also “Supervision and Regulation—Directed Lending—Priority Sector Lending”.

The following table sets forth ICICI Bank’s average priority sector loans, classified by the type of borrower, for fiscal 2017.

	for the fiscal 2017
	Amount				% of total priority sector lending	% of adjusted net bank credit
	(in billion, except percentages)
Agricultural sector(1)	Rs.	547.4	US$	8	39.1%	15.6%
Small enterprises		512.8		8	36.6	14.6
Others including eligible residential mortgage loans less than Rs. 2.5 million		339.2		5	24.3	9.7
Total	Rs.	1,399.4	US$	21	100.0%	39.9%

(1)	Small enterprises include enterprises engaged in manufacturing/processing and whose investment in plant and machinery does not exceed Rs. 50 million and enterprises engaged in providing/rendering of services and whose investment in equipment does not exceed Rs. 20 million.

Export Credit

The Reserve Bank of India also requires banks to make loans to exporters at concessional interest rates, as part of directed lending. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At least 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing to banks for an eligible portion of total outstanding export loans in rupees in line with the current Reserve Bank of India guidelines in India as amended from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 31, 2017, ICICI Bank’s export credit was Rs. 53.6 billion, which amounted to 1.5% of the Bank’s adjusted net bank credit.

Loan Pricing

As required by the Reserve Bank of India guidelines effective July 1, 2010, ICICI Bank priced its loans with reference to a base rate, called the ICICI Bank Base Rate till March 31, 2016. The Asset Liability Management Committee set the ICICI Bank Base Rate based on ICICI Bank’s current cost of funds, likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for new rupee floating rate proposals and renewal of rupee facilities till March 31, 2016 was linked to the ICICI Bank Base Rate and comprised the ICICI Bank Base Rate, transaction-specific spread and other charges. The Reserve Bank of India also stipulated that a bank’s lending rates for rupee loans cannot be lower than its base rate, except for certain categories of loans as may be specified by the Reserve Bank of India from time to time. ICICI Bank has set its base rate at 9.10% per annum payable monthly, effective April 28, 2017.

Based on the revised guidelines of the Reserve Bank of India, all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016 are required to be priced with reference to a new internal benchmark to be called marginal cost of funds based lending rate. Banks are required to publish marginal cost of funds based lending rates for various tenures such as, overnight, one month, three months, six months and one year. Marginal cost of funds based lending rate includes marginal cost of funds, negative carry on cash reserve ratio, operations cost and tenure premium/discount for various tenures. The Asset Liability Management Committee sets the ICICI Bank marginal cost of funds based lending rates. As required by the guidelines, we publish the ICICI Bank marginal cost of funds based lending rates for various tenures on a monthly basis.

Pricing for floating rate approvals and renewal of rupee facilities are linked to the ICICI Bank marginal cost of funds based lending rate and comprise the ICICI Bank marginal cost of funds based lending rate and spread. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its marginal cost of funds based lending rate, except for certain exemptions. As prescribed in the guidelines of the Reserve Bank of India, existing borrowers will also have the option to move to the marginal cost of funds based lending rate linked loan at mutually acceptable terms. All loans approved before April 1, 2016, and where the borrowers choose not to migrate to the marginal cost of funds based lending rate system, would continue to be based on the earlier benchmark rate regimes. ICICI Bank marginal cost of funds based lending rate at May 1, 2017 was between 7.85%-8.20%.

Classification of Loans

ICICI Bank classifies its assets, including those in overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines. Under the Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days. The Reserve Bank of India guidelines also require banks to classify an asset as non-performing based on qualitative criteria such as use of loan funds by a borrower for purposes other than those stipulated at the time of loan origination, inability of a borrower to perform or comply with the terms stipulated in a restructuring scheme, assessment of a borrower’s ability to complete projects which have been funded by the Bank within certain timelines documented at the time of loan origination and certain other non-financial parameters. ICICI Home Finance Company classifies its loans and other credit facilities as per the guidelines of its regulator, the National Housing Bank. Loans made by our overseas banking subsidiaries are classified as impaired only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Under the Reserve Bank of India guidelines, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery but which are standard as per the extant Reserve Bank of India guidelines are identified as non-performing assets to the extent amount is outstanding in the host country. The Reserve Bank of India has separate guidelines for restructured loans. From April 1, 2015 onwards, loans that are restructured (other than due to delay up to a specified period in the infrastructure sector and non-infrastructure sector) are classified as non-performing, other than loans already restructured prior to March 31, 2015 or where the restructuring was proposed prior to April 1, 2015 and was effected subsequently within prescribed timelines. See below “—Restructured Loans”.

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

See also “Supervision and Regulation—Loan Loss Provisions and Non-Performing Assets—Asset Classification”.

As per the Reserve Bank of India guidelines issued in May 2013, general provisions required on standard accounts restructured after June 1, 2013 was increased to 5.0%. The general provision required on standard accounts restructured before June 1, 2013 was increased to 3.5% from March 31, 2014, 4.25% from March 31, 2015 and 5.0% from March 31, 2016.

In June 2015, the Reserve Bank of India issued guidelines on strategic debt restructuring. The guidelines provide for conversion of debt into equity which results in majority ownership of the borrower by banks. On conversion of debt into equity, banks are allowed to continue with the current asset classification for an 18-month period (stand-still benefit). On transfer of ownership to a new management, the asset can be upgraded to the standard category and refinancing of the debt is allowed without such refinancing being treated as a restructuring. However, in the event a new sponsor is not identified within the 18-month period, the bank has to revert to the earlier asset classification norm as was applicable prior to the stand-still in asset classification. In September 2015, the Reserve Bank of India allowed banks to upgrade the credit facilities to standard category even in the event of a change in ownership of the borrower outside strategic debt restructuring. Considering the change in risk profile following the change in management, banks are allowed to refinance the existing debt without treating it as restructuring subject to the bank making provisions for any diminution in fair value of the existing debt. In February 2016, the Reserve Bank of India further revised its guidelines with regard to strategic debt restructuring allowing banks to classify the asset as standard upon divesting 26.0% of the shares of the company, which is lower than the earlier requirement of 51.0%. To avoid a sudden increase in provisioning in case the strategic debt restructuring fails, the guidelines require banks to increase provisions on such accounts to up to 15.0% by the end of the 18-month stand-still period, to be made over four quarters. In November 2016, Reserve Bank of India modified certain clauses of its guidelines issued in September 2015 allowing banks to undertake a change in management of a borrower outside the strategic debt restructuring framework. The Reserve Bank of India has issued a stand-still benefit on asset classification and provisioning on the same lines as the strategic debt restructuring scheme. The stand-still benefit could be 18 months where banks decide to change ownership either through conversion of debt into equity or through invocation of pledge of shares and 12 months if the change of ownership is effected by issue of new shares by the borrower company or sale of shares by the existing promoter to an acquirer.

As an additional measure to strengthen the ability of banks to deal with large stressed assets, in June 2016 the Reserve Bank of India issued guidelines introducing the Scheme for Sustainable Structuring of Stressed Assets. Projects that have commenced commercial operations and have aggregate borrowings (including interest) of over Rs. 5.0 billion are eligible to be structured under the scheme. The sustainable debt level should not be less than 50.0% of current funded liabilities. The scheme will be applicable where the Joint Lenders’ Forum assesses the sustainable debt and concludes based on a techno-economic viability assessment that the current sustainable debt can be serviced over its tenor at current levels of cash flows. The portion assessed as unsustainable will be converted into equity or redeemable cumulative optionally convertible preference shares or convertible debentures and may attract higher provisioning. The scheme may include allowing the current promoter to continue with majority shareholding, or bringing in a new promoter, or lenders acquiring majority shareholding through conversion of debt into equity. In November 2016, the Reserve Bank of India modified certain clauses of its June 2016 guidelines on Scheme for Sustainable Structuring of Stressed Assets. The revised guidelines ease the asset classification norms for banks while requiring them to hold higher provisions on the sustainable portion of the debt that is classified as standard. Further, the revised guidelines also provide a stand-still benefit of 180 days in asset classification from the ‘reference date’ in accounts where such structuring has been undertaken and flexibility in timelines within the overall period of 180 days in terms of activities to be performed during the ‘stand-still’ period.

The Reserve Bank of India allows banks to create floating provisions (i.e., provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The floating provisions outstanding at year-end can be used only for contingencies under extraordinary circumstances for making specific provisions against non-performing accounts after obtaining approval from the board of directors and with the prior permission of the Reserve Bank of India. Until utilization of such provisions, they can be netted off from gross non-performing assets to compute the net non-performing assets. Alternatively, floating provisions could be treated as part of Tier 2 capital within the overall ceiling of 1.25% of total risk-weighted assets.

See also “Supervision and Regulation—Loan Loss Provisions and Non-Performing Assets—Restructured Loans”.

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

Standard asset provisions on accounts restructured after June 1, 2013 is 5.0%. The standard asset provision required on accounts restructured before June 1, 2013 was increased to 3.5% from March 31, 2014, 4.25% from March 31, 2015 and 5.0% from March 31, 2016.

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

Apart from the provisions mentioned above, in accounts where the Bank has initiated a change in ownership by conversion of loans into shares under the Strategic Debt Restructuring or outside the Strategic Debt Restructuring mechanism, a provision of 15.0% is required to be made by the end of the 18 months stand-still period. These provisions have to be made over a period of four quarters on the residual loan after such conversion. See also “Overview of the Indian Financial Sector - Legislative Framework for Recovery of Debts due to Banks - Joint Lenders’ Forum”. These provisions are required to cover up for the deterioration in the asset classification and the resultant provisioning on the residual loan exposures in case the banks are not be able to complete the change of management within the ‘stand-still’ period as stipulated under the Reserve Bank of India guidelines.

In April 2017, the Reserve Bank of India advised banks to maintain provisions for standard assets at rates higher than the regulatory requirement, particularly in respect of advances to stressed sectors of the economy. Banks are required to put in place a Board-approved policy, to be reviewed on a quarterly basis, for making higher provisions based on evaluation of risk and stress in various sectors. As an immediate step, such evaluation in the telecom sector was required to be completed by June 30, 2017.

In June 2017, the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed accounts. The Reserve Bank of India has also directed banks to maintain a minimum prescribed provision for these cases referred to the National Company Law Tribunal. With respect to other identified stressed accounts, the banks are required to finalize a resolution plan within six months. In cases where a viable resolution plan is not agreed upon within six months, banks shall be required to file for insolvency proceedings under the Insolvency and Bankruptcy Code. In the event of insolvency proceedings being initiated, banks would be required to hold provisions for the entire balance outstanding in the account.

Our Policy

We provide for non-performing corporate loans in line with the Reserve Bank of India guidelines. ICICI Bank provides for non-performing consumer loans at the borrower level in accordance with provisioning policy of ICICI Bank, subject to minimum provision requirements set by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are fully provided for or written off. The Bank holds specific provisions against non-performing loans, general provisions against performing loans and floating provision taken over from the erstwhile Bank of Rajasthan upon amalgamation. The Bank also holds specific provisions against certain performing loans and advances in accordance with the Reserve Bank of India’s directions. For restructured loans, provisions are made in accordance with the restructuring guidelines issued by the Reserve Bank of India. These provisions are assessed at a borrower level as the difference between the fair value of the loan, both before and after restructuring. In addition, the Bank holds a general provision of 5.0% of the outstanding balance of the restructured loan. The Bank makes a provision of 15.0%, within a period of four quarters, on the residual loan amount (after conversion of loans into shares) on loans where the Bank has initiated steps for a change in management of a borrower entity by acquiring a majority equity interest in the borrower’s share capital under the Reserve Bank of India’s guidelines on strategic debt restructuring or outside the scheme of strategic debt restructuring. Similarly, if borrowers have implemented projects which are facing stress and the Bank along with other lenders have implemented the scheme for sustainable structuring of stressed assets, the Bank makes provisions as per the Reserve Bank of India guidelines for such schemes.

The Bank may create floating provisions for the year as per a Board approved policy, which is in addition to the specific and general provisions made by the Bank. The floating provision can be utilized, with the approval of the Board and the Reserve Bank of India.

The Reserve Bank of India guidelines do not specify the conditions under which assets may be written-off. The Bank has internal policies for writing-off non-performing loans against loan loss allowances. Consumer loans other than mortgage loans and certain small value unsecured commercial loans are generally charged off against allowances after pre-defined periods of delinquency. Other loans, including mortgage loans, are generally charged off against allowances when, based on a borrower-specific evaluation of the possibility of further recovery, the Bank concludes that the balance cannot be collected. The Bank evaluates whether a balance can be collected based on the realizable value of collateral, the results of the Bank’s past recovery efforts, the possibility of recovery through legal recourse and the possibility of recovery through settlement.

Impact of Economic Environment on Commercial and Consumer Loan Borrowers

From fiscal 2010, the Indian corporate sector undertook significant investments, including in the infrastructure and commodity sectors. This led to high loan growth in the banking sector, including for us. Subsequently, the Indian economy experienced challenges in terms of high inflation and consequently higher interest rates, currency depreciation and a sharp slowdown in economic growth. The corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, including from the government, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals like clearances on environment and land, and judicial decisions like the deallocation of coal mines. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic scenario and volatility in global and domestic financial markets. Corporate investment activity declined. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector. The corporate sector continued to be impacted due to lower than anticipated cash flow generation and high leverage. The significant decline in global commodity prices in fiscal 2015 and fiscal 2016, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors. Capital investments in the economy remained subdued impacting corporations in investment-linked sectors like construction. Due to the lower than projected cash flows, the progress in reducing leverage in the corporate sector was slow. Further, during the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, the Indian banking system, including us, experienced a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status, and provisions during the second half of fiscal 2016.

During fiscal 2017, the additions to non-performing loans, including slippages from restructured loans, continued to remain elevated as the corporate sector challenges continued due to the slowdown in economic growth, low corporate profitability and subdued investment activity. The slowdown in economic growth was primarily in the industrial and services sectors, with growth in the industrial sector moderating to 5.6% during fiscal 2017 compared to 8.8% during fiscal 2016, and in the services sector to 7.7% in fiscal 2017 compared to 9.7% in fiscal 2016. Further, during the second half of fiscal 2017, there was a reduction in the availability of cash caused by the withdrawal of high denomination currency notes by the government of India, which also impacted businesses. While several companies are working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, the process of resolution of stressed assets remained slower than expected due to delays in decision making at the Joint Lenders’ Forum that was set up to explore options for early resolution of stress in loan accounts. Several measures were announced by the Reserve Bank of India and the government, including the introduction of the Insolvency and Bankruptcy Code, during the year to enable early resolution of assets. However, the continued challenges in the operating and recovery environment adversely impacted the pace of resolution leading to a significant increase in non-performing loans, including slippages from restructured loans, during fiscal 2017. See also “Risk Factors—Risks Relating to Our Business—If the regulators continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, our business will suffer”, “Risk Factors—Risks Relating to Our Business—If we are unable to adequately control the level of non-performing loans in our portfolio, our business will suffer”, “Business—Strategy” and “Operating and Financial Review and Prospects— Executive Summary—Business environment —Trends in fiscal 2017”.

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

	At March 31,
	2013		2014		2015		2016		2017
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans & credit card receivables(1)	Rs.	49,156	Rs.	32,968	Rs.	25,504	Rs.	26,757	Rs.	28,062	US$	433
Rupee		48,891		32,701		25,504		26,756		28,061		433
Foreign currency		265		267		–		1		1		–
Commercial(2)		57,914		89,929		148,296		266,389		430,792		6,643
Rupee		42,939		61,481		99,288		155,482		228,643		3,526
Foreign currency		14,975		28,448		49,008		110,907		202,149		3,117
Leasing and related activities		95		97		70		70		7		–
Rupee		95		97		70		70		7		–
Foreign currency		–		–		–		–		–		–
Total non-performing assets		107,165		122,994		173,870		293,216		458,861		7,076
Rupee		91,925		94,279		124,862		182,308		256,711		3,959
Foreign currency		15,240		28,715		49,008		110,908		202,150		3,117
Gross non-performing assets(3),(4)		107,165		122,994		173,870		293,216		458,861		7, 076
Provision for loan losses		(78,016)		(78,366)		(96,655)		(145,431)		(188,530)		(2,907)
Net non-performing assets	Rs.	29,149	Rs.	44,628	Rs.	77,215	Rs.	147,785	Rs.	270,331	US$	4,169
Gross customer assets(3)	Rs.	4,001,517	Rs.	4,615,808	Rs.	5,149,278	Rs.	5,718,339	Rs.	5,923,253	US$	91,338
Net customer assets	Rs.	3,914,869	Rs.	4,523,471	Rs.	5,026,019	Rs.	5,556,942	Rs.	5,720,375	US$	88,209
Gross non-performing assets as a percentage of gross customer assets		2.7%		2.7%		3.4%		5.1%		7.7%
Net non-performing assets as a percentage of net customer assets		0.7%		1.0%		1.5%		2.7%		4.7%

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(2)	Includes working capital finance.

(3)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank.

(4)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

The following table sets forth, for the periods indicated, the change in our gross non-performing asset portfolio(1).

Particulars	2013		2014		2015		2016		2017		2017
	(in millions)
A. Consumer loans & credit card receivables(2),(3)
Non-performing assets at the beginning of the fiscal year	Rs.	67,356	Rs.	49,156	Rs.	32,968	Rs.	25,504	Rs.	26,757	US$	413
Addition: New non-performing assets during the year		9,927		12,759		13,030		16,979		15,940		246
Less:
Upgrade(4)		(3,995)		(3,314)		(4,425)		(6,323)		(5,337)		(82)
Recoveries (excluding recoveries made from upgraded accounts)		(8,793)		(6,049)		(7,505)		(6,626)		(7,192)		(112)
Write-offs		(15,339)		(19,584)		(8,564)		(2,777)		(2,106)		(32)
Non-performing assets at the end of the fiscal year	Rs.	49,156	Rs.	32,968	Rs.	25,504	Rs.	26,757	Rs.	28,062	US$	433
B. Commercial(5)
Non-performing assets at the beginning of the fiscal year	Rs.	39,673	Rs.	57,914	Rs.	89,929	Rs.	148,296	Rs.	266,389	US$	4,108
Addition: New non-performing assets during the year		28,992		40,839		77,915		161,423		332,341		5,125
Less:
Upgrade(4)		(4,083)		(1,055)		(1,500)		(5,181)		(4,741)		(73)
Recoveries (excluding recoveries made from upgraded accounts)		(3,947)		(5,200)		(7,434)		(8,727)		(39,209)		(605)
Write-offs		(2,721)		(2,569)		(10,614)		(29,422)		(123,988)		(1,912)
Non-performing assets at the end of the fiscal year	Rs.	57,914	Rs.	89,929	Rs.	148,296	Rs.	266,389	Rs.	430,792	US$	6,643
C. Leasing and related activities
Non-performing assets at the beginning of the fiscal year	Rs.	95	Rs.	95	Rs.	97	Rs.	70	Rs.	70	US$	1
Addition: New non-performing assets during the year		–		2		–		–		–		–
Less:
Upgrade(4)		–		–		–		–		–		–
Recoveries (excluding recoveries made from upgraded accounts)		–		–		(27)		–		–		–
Write-offs		–		–		–		–		(63)		(1)
Non-performing assets at the end of the fiscal year	Rs.	95	Rs.	97	Rs.	70	Rs.	70	Rs.	7	US$	–
D. Total non-performing assets (A+B+C)
Non-performing assets at the beginning of the fiscal year	Rs.	107,124	Rs.	107,165	Rs.	122,994	Rs.	173,870	Rs.	293,216	US$	4,522
Addition: New non-performing assets during the year		38,919		53,600		90,945		178,402		348,281		5,371
Less:
Upgrade(4)		(8,078)		(4,369)		(5,925)		(11,504)		(10,078)		(155)
Recoveries (excluding recoveries made from upgraded accounts)		(12,740)		(11,249)		(14,966)		(15,353)		(46,401)		(717)
Write-offs		(18,060)		(22,153)		(19,178)		(32,199)		(126,157)		(1,945)
Non-performing assets at the end of the fiscal year(5)	Rs.	107,165	Rs.	122,994	Rs.	173,870	Rs.	293,216	Rs.	458,861	US$	7,076

(1)	Includes loans identified as impaired in accordance with guidelines issued by regulators of the respective subsidiaries.

(2)	Up to 2014, for “Credit card receivables”, the difference between the opening and closing balances of non-performing assets is included in additions to gross non-performing assets on a net basis, except with respect to accounts written-off during the year, which were included in the “Write-offs” row.

(3)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(4)	Represents accounts that were previously classified as non-performing but have been upgraded to performing.

(5)	Includes working capital finance.

The following table sets forth, at the dates indicated, gross non-performing assets by borrowers’ industry or economic activity and as a percentage of total non-performing assets.

	At March 31,
	2013			2014			2015			2016			2017
	Amount		As a percentage of non-performing assets	Amount		As a percentage of non- performing assets	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		Amount		As a percentage of non-performing assets

	(in millions, except percentages)
Retail finance(1)	Rs.	59,786	55.8%	Rs.	42,793	34.8%	Rs.	35,199	20.2%	Rs.	39,669	13.5%	Rs.	38,224	US$	589	8.3%
Iron/steel and products		1,993	1.9		3,795	3.1		9,871	5.7		65,175	22.2		85,557		1,319	18.6
Power		91	0.1		654	0.5		667	0.4		17,512	6.0		63,969		986	13.9
Cement		–	–		300	0.2		300	0.2		–	–		53,781		829	11.7
Services—non finance		9,144	8.5		15,598	12.7		25,890	14.9		36,408	12.4		43,659		673	9.5
Mining		804	0.8		900	0.7		1,629	0.9		779	0.3		40,112		619	8.7
Construction		2,237	2.1		3,188	2.6		8,686	5.0		23,679	8.1		38,347		591	8.4
Roads, ports, telecom, urban development & other infrastructure		142	0.1		9,922	8.1		22,781	13.1		30,904	10.5		23,043		355	5.0
Shipping		376	0.4		674	0.5		15,000	8.6		19,595	6.7		14,338		221	3.1
Gems & jewelry		3,008	2.8		4,081	3.3		5,311	3.1		8,205	2.8		9,455		146	2.1
Food and beverages		4,595	4.3		7,097	5.8		6,102	3.5		6,771	2.3		8,312		128	1.8
Wholesale/retail trade		4,165	3.9		4,064	3.3		4,840	2.8		5,896	2.0		7,033		108	1.5
Crude petroleum/refining and petrochemicals		2,467	2.3		2,637	2.1		2,750	1.6		2,914	1.0		3,816		59	0.8
Electronics and engineering		3,025	2.8		3,406	2.8		8,775	5.0		3,796	1.3		3,329		51	0.7
Textile		2,646	2.5		5,078	4.1		7,204	4.1		12,059	4.1		2,913		45	0.6

Chemicals & fertilizers		1,772	1.7		1,737	1.4		1,791	1.0		2,053	0.7		1,151		18	0.3
Metal & products (excluding iron & steel)		1,336	1.2		1,350	1.1		1,719	1.0		2,102	0.7		1,081		17	0.2
Services—finance		1	–		569	0.5		558	0.3		523	0.2		–		–	–
Other Industries(2)		9,577	8.9		15,151	12.3		14,797	8.6		15,176	5.2		20,741		322	4.8
Gross non-performing assets	Rs.	107,165	100.0%	Rs.	122,994	100.0%	Rs.	173,870	100.0%	Rs.	293,216	100.0%	Rs.	458,861	US$	7,076	100.0%
Aggregate provision for loan losses		(78,016)			(78,366)			(96,655)			(145,431)			(188,530)		(2,907)
Net non-performing assets	Rs.	29,149		Rs.	44,628		Rs.	77,215		Rs.	147,785		Rs.	270,331	US$	4,169

(1)	Includes home loans, commercial business loans, rural loans, automobile loans, business banking, credit cards, personal loans, loans against securities and dealer financing portfolio.

(2)	Other industries primarily include developer financing portfolio, automobiles, manufacturing products (excluding metal), drugs and pharmaceuticals and fast moving consumer goods.

See “– Classification of Loans – Impact of Economic Environment on Commercial and Consumer Loan Borrowers”. See also “Operating and Financial Review and Prospects—Executive Summary-Business environment-Trends in fiscal 2017”.

From fiscal 2010, the Indian corporate sector undertook significant investments, including in the infrastructure and commodity sectors. This led to high loan growth in the banking sector, including for us. Subsequently, the Indian economy experienced challenges in terms of high inflation and consequently higher interest rates, currency depreciation and a sharp slowdown in economic growth. The corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, including from the government, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals like clearances on environment and land, and judicial decisions like the deallocation of coal mines. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic scenario and volatility in global and domestic financial markets. Corporate investment activity declined. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector. The corporate sector continued to be impacted due to lower than anticipated cash flow generation and high leverage. The significant decline in global commodity prices in fiscal 2015 and fiscal 2016, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors. Capital investments in the economy remained subdued impacting corporations in investment-linked sectors like construction. Due to the lower than projected cash flows, the progress in reducing leverage in the corporate sector was slow. Further, during the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, the Indian banking system, including us, experienced a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans, into non-performing status during the second half of fiscal 2016.

During fiscal 2017, the additions to non-performing loans, including slippages from restructured loans, and provisions remained elevated as the corporate sector challenges continued due to the slowdown in economic growth, low corporate profitability and subdued investment activity. The slowdown in economic growth was primarily in the industrial and services sectors, with growth in the industrial sector moderating to 5.6% during fiscal 2017 compared to 8.8% during fiscal 2016, and in the services sector to 7.7% in fiscal 2017 compared to 9.7% in fiscal 2016. Further, during the second half of fiscal 2017, there was a reduction in the availability of cash due to the withdrawal of high denomination currency notes by the government of India, which also impacted businesses. While several companies are working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, the process of resolution of stressed assets remained slower than expected due to delays in decision making at the Joint Lenders’ Forum that was set up to explore options for early resolution of stress in loan accounts. Several measures were announced by the Reserve Bank of India and the government, including the introduction of the Insolvency and Bankruptcy Code, during the year to enable early resolution of assets. However, the continued challenges in the operating and recovery environment adversely impacted the pace of resolution leading to a significant increase in non-performing loans, including slippages from restructured loans, during fiscal 2017.

At year-end fiscal 2016, ICICI Bank had disclosed its fund-based exposure and outstanding non-fund based facilities internally rated below investment grade (excluding borrowers classified as non-performing or restructured) to the iron and steel, mining, power, rigs and cement sectors and promoter entities internally rated below investment grade where the underlying was partly linked to these sectors, amounting to Rs. 440.7 billion. Of the Rs. 440.7 billion, Rs. 200.5 billion classified to non-performing category during fiscal 2017. Further, in fiscal 2017, restructured standard commercial loans amounting to Rs. 48.4 billion were classified as non-performing due to failure of the borrowers to perform as per the restructured debt terms. In fiscal 2017, there was a devolvement of non-fund facilities amounting to Rs. 18.0 billion related to accounts classified as non-performing in prior periods. As a result, gross additions to non-performing commercial loans increased significantly from Rs. 161.4 billion in fiscal 2016 to Rs. 332.3 billion in fiscal 2017. During fiscal 2017, we upgraded non-performing commercial loans amounting to Rs. 4.7 billion and made recoveries of non-performing commercial loans amounting to Rs. 39.2 billion. During fiscal 2017, commercial loans amounting to Rs. 124.0 billion were written-off. In fiscal 2017, the Bank undertook certain steps as part of its non-performing assets strategy during the year. Certain large value non-performing loans, were sold to debt aggregators such as securitization/reconstruction companies as part of the Bank’s recovery strategy and the differences between gross value of loans and the sale consideration was written-off, primarily against the allowances already held. Certain non-performing loans were written-off based on borrower-specific evaluation of the probability of recovery and collectability of the loans. This resulted in a higher level of write-off in fiscal 2017. Gross non-performing commercial loans increased from Rs. 266.4 billion at year-end fiscal 2016 to Rs. 430.8 billion at year-end fiscal 2017. There was an increase in gross non-performing assets in the cement sector by Rs. 53.8 billion, in the power sector by Rs. 46.5 billion, in the mining sector by Rs. 39.3 billion, in the iron/steel and products sector by Rs. 20.4 billion and in the construction sector by Rs. 14.7 billion.

The aggregate fund based exposure and outstanding non-fund based facilities to companies that were internally rated below investment grade in the above sectors and promoter entities decreased from Rs. 440.7 billion at year-end fiscal 2016 to Rs. 190.4 billion at year-end fiscal 2017 primarily due to classification of loans to non-performing category, net reduction in exposure and upgrade of credit ratings of loans, offset, in part, by a downgrade of credit ratings of loans. The fund based exposure and non-fund based facilities outstanding to below investment grade companies in the above sectors, amounted to Rs.190.4 billion at year-end fiscal 2017 including non-fund based facilities outstanding to companies where the fund-based facility outstanding was classified as non-performing asset in fiscal 2017. Apart from this, ICICI Bank’s non-fund based facilities outstanding to borrowers classified as non-performing was Rs. 19.3 billion at year-end fiscal 2017.

Gross additions to non-performing consumer loans were Rs. 15.9 billion in fiscal 2017 as compared to Rs. 17.0 billion in fiscal 2016. During fiscal 2017, we upgraded non-performing consumer loans of Rs. 5.3 billion as compared to Rs. 6.3 billion in fiscal 2016. During fiscal 2017, we made recoveries against non-performing consumer loans of Rs. 7.2 billion and written-off loans of Rs. 2.1 billion. Gross non-performing consumer loans increased from Rs. 26.8 billion at year-end fiscal 2016 to Rs. 28.1 billion at year-end fiscal 2017.

In November 2016, the Reserve Bank of India extended the period for recognizing a loan account as non-performing by an additional period of 60 days, where dues were payable between November 1, 2016 and December 31, 2016. The guideline was applicable to working capital accounts/crop loans and term loans up to Rs. 10 million. Further, in December 2016, this benefit was extended by another 30 days, over and above the earlier period of 60 days, in case of working capital accounts/crop loans and term loans for business purposes of up to Rs. 10 million. Accordingly, at year-end fiscal 2017, the Bank has not classified Rs. 2.23 billion of such loans in the non-performing category that otherwise would have been classified as non-performing had these extensions not occurred.

As a result of above, our gross non-performing assets increased by 56.5% from Rs. 293.2 billion at year-end fiscal 2016 to Rs. 458.9 billion at year-end fiscal 2017. Our net non-performing assets increased by 82.9% from Rs. 147.8 billion at year-end fiscal 2016 to Rs. 270.3 billion at year-end fiscal 2017. The net non-performing asset ratio increased from 2.7% at year-end fiscal 2016 to 4.7% at year-end fiscal 2017.

Restructured Loans

The following table sets forth, at the dates indicated, our gross standard restructured rupee and foreign currency loan portfolio by business category.

	At March 31,
	2013		2014		2015		2016		2017
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans & credit card receivables	Rs.	388	Rs.	297	Rs.	221	Rs.	94	Rs.	168	US$	3
Rupee		152		185		221		94		168		3
Foreign currency		236		112		-		-		-		-
Commercial(1)		66,919		133,151		130,566		98,580		50,687		781
Rupee		47,314		83,258		86,694		73,972		35,139		541
Foreign currency		19,605		49,893		43,872		24,608		15,548		240
Total restructured loans		67,307		133,448		130,787		98,674		50,855		784
Rupee		47,466		83,443		86,915		74,067		35,307		544
Foreign currency		19,841		50,005		43,872		24,608		15,548		240
Gross restructured loans(2)		67,307		133,448		130,787		98,674		50,855		784
Provision for loan losses		(5,294)		(11,235)		(9,458)		(7,581)		(3,012)		(46)
Net restructured loans	Rs.	62,013	Rs.	122,213	Rs.	121,329	Rs.	91,093	Rs.	47,843	US$	738

Gross customer assets(2)	Rs.	4,001,517	Rs.	4,615,808	Rs.	5,149,278	Rs.	5,718,339	Rs.	5,923,253	US$	91,338
Net customer assets	Rs.	3,914,869	Rs.	4,523,471	Rs.	5,026,019	Rs.	5,556,942	Rs.	5,720,375	US$	88,209
Gross restructured loans as a percentage of gross customer assets		1.7%		2.9%		2.5%		1.7%		0.9%
Net restructured loans as a percentage of net customer assets		1.6%		2.7%		2.4%		1.6%		0.8%

(1)	Includes working capital finance.

(2)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank.

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2013			2014			2015			2016			2017
	Amount		As a percent- age of restruc- tured loans	Amount		As a percent- age of restruc- tured loans	Amount		As a percent-age of restruc- tured loans	Amount		As a percent- age of restruc- tured loans	Amount		Amount		As a percent- age of restruc- tured loans
	(in millions, except percentages)
Construction	Rs.	5,453	8.1%	Rs.	19,168	14.4%	Rs.	34,718	26.5%	Rs.	34,470	34.9%	Rs.	18,893	US$	291	37.2%
Roads, port, telecom, urban development & other infrastructure		16,282	24.2		24,214	18.1		13,580	10.4		15,090	15.3		8,271		128	16.3
Power		3,828	5.7		7,879	5.9		13,378	10.2		2,080	2.1		1,296		20	2.5
Drugs and pharmaceuticals		6,993	10.4		12,574	9.4		12,364	9.5		4,708	4.8		3,680		57	7.2
Services-non finance		8,632	12.8		15,930	11.9		10,515	8.0		2,747	2.8		89		1	0.2
Iron/steel & products		1,913	2.8		11,072	8.3		9,006	6.9		9,517	9.6		1,570		24	3.1
Electronics & engineering		3,642	5.4		6,364	4.8		8,351	6.4		7,735	7.8		3,191		49	6.3
Chemicals & fertilizers		6,261	9.3		7,196	5.4		7,737	5.9		634	0.6		367		6	0.7
Services-finance		5,595	8.3		4,967	3.7		5,054	3.9		2,239	2.3		-		-	-
Mining		–	–		–	–		3,502	2.7		3,936	4.0		-		-	-
Shipping		881	1.3		9,688	7.3		2,270	1.7		3,033	3.1		2,799		43	5.5
Textiles		1,510	2.2		4,435	3.3		1,845	1.4		196	0.2		218		3	0.4
Food & beverages		720	1.1		1,898	1.4		1,494	1.1		2,519	2.6		886		14	1.7
Wholesale/retail trade		1,588	2.4		1,716	1.3		1,269	1.0		–	–		–		–	–
Metal & products (excluding iron & steel)		–	–		217	0.2		251	0.2		–	–		–		–	–
Retail finance		388	0.6		297	0.2		221	0.2		94	0.1		168		3	0.3
Manufacturing products (excluding metals)		3,004	4.5		76	0.1		202	0.2		235	0.2		384		6	0.8
Cement		320	0.5		–	–		–	–		–	–		–		–	–
Automobile (including trucks)		–	–		–	–		–	–		–	–		1,187		18	2.3
Crude petroleum/ refining & petrochemicals		–	–		–	–		–	–		8,114	8.2		7,856		121	15.4
Others		297	0.4		5,757	4.3		5,030	3.8		1,327	1.3		1		0	0.0
Gross restructured loans	Rs.	67,307	100.0%	Rs.	133,448	100%	Rs.	130,787	100%	Rs.	98,674	100%	Rs.	50,855	US$	784	100%
Aggregate provision for loan losses		(5,294)			(11,235)			(9,458)			(7,581)			(3,012)		(46)
Net restructured loans	Rs.	62,013		Rs.	122,213		Rs.	121,329		Rs.	91,093		Rs.	47,843	US$	738

(1)	Others primarily include real estate.

During fiscal 2017, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating Rs. 6.9 billion, as compared to Rs. 33.0 billion during fiscal 2016. Further, during fiscal 2017, restructured standard loans amounting to Rs. 48.4 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms, compared to Rs. 53.0 billion during fiscal 2016. Restructured loans amounting to Rs. 6.3 billion were repaid in fiscal 2017 as compared to Rs. 12.1 billion in fiscal 2016. The gross outstanding standard restructured loans decreased by 48.5% from Rs. 98.7 billion at year-end fiscal 2016 to Rs. 50.9 billion at year-end fiscal 2017 and the net outstanding restructured loans decreased by 47.9% from Rs. 91.1 billion at year-end fiscal 2016 to Rs. 47.8 billion at year-end fiscal 2017.

Further, at year-end fiscal 2017, ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as restructured were Rs. 16.9 billion.

In fiscal 2017, we sold commercial loans made to 35 borrowers with aggregate book value (net of provision) of Rs. 37.1 billion to asset reconstruction companies. In fiscal 2016, we sold commercial loans made to seven borrowers with aggregate book value (net of provision) of Rs. 6.7 billion to asset reconstruction companies. See also “—Classification of Loans—Non-Performing Asset Strategy”.

The net standard restructured loans, as a percentage of net customer assets decreased from 1.6% at year-end fiscal 2016 to 0.8% at year-end fiscal 2017. The outstanding provision on restructured loans (including the provision for funded interest) decreased from Rs. 7.6 billion at year-end fiscal 2016 to Rs. 3.0 billion at year-end fiscal 2017. See also “Operating and Financial Review and Prospects—Provisions for Non-Performing Assets and Restructured Loans”.

The aggregate gross non-performing assets and gross standard restructured loans increased by Rs. 117.8 billion, or 30.1%, from Rs. 391.9 billion at year-end fiscal 2016 to Rs. 509.7 billion at year-end fiscal 2017. The aggregate net non-performing assets and net restructured loans increased by Rs. 79.3 billion, or 33.2%, from Rs. 238.9 billion at year-end fiscal 2016 to Rs. 318.2 billion at year-end fiscal 2017.

In fiscal 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring and change in management, which provide for a stand-still period during which the loan continues to be classified as standard even if the default in payment of interest or principal would otherwise have required the loan to be classified as non-performing. At year-end fiscal 2017, we had implemented strategic debt restructuring in respect of standard loans aggregating Rs. 52.4 billion, including loans amounting to Rs. 16.6 billion classified as restructured. In addition, strategic debt restructuring had been invoked and was pending implementation for standard loans of Rs. 12.1 billion at year-end fiscal 2017, including loans amounting to Rs. 6.6 billion classified as restructured.

Further, in fiscal 2015, the Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals without such refinancing being considered as restructuring. The amount of loans for which this refinancing scheme had been implemented was Rs. 48.9 billion at year-end fiscal 2017, out of which Rs. 26.8 billion was classified as standard. See also “Supervision and Regulation—Regulations Relating to Advancing Loans”.

Apart from the strategic debt restructuring scheme, the Reserve Bank of India has issued guidelines with respect to loans to borrowers, whose ownership is undergoing change outside the strategic debt restructuring framework. The Reserve Bank of India guidelines allow the stand-still benefit in line with strategic debt restructuring scheme. ICICI Bank had initiated the process of change of ownership outside strategic debt restructuring for a borrower with gross loans outstanding of about Rs. 51.1 billion at year-end fiscal 2017.

During fiscal 2017, the Reserve Bank of India has introduced the scheme for sustainable structuring of stressed assets (S4A) and issued guidelines which seek to strengthen banks’ ability to undertake resolution of large borrower accounts that are facing financial difficulties on account of delays in completing large projects. The scheme aims at enabling lenders to initiate deep financial restructuring, subject to fulfillment of certain conditions, for sustainable revival of projects. The scheme envisages bifurcation of the current dues of a borrower into sustainable debt and other than sustainable debt as per an independent study of the viability of the borrower’s operations. The scheme also envisages that the asset classification of the borrower as on a ‘reference date’ (date in which the lenders jointly decide to invoke the scheme) will continue for a period of 180 days (stand-still period). At year-end fiscal 2017, ICICI Bank implemented the sustainable structuring of stressed assets scheme in two standard borrower accounts with an aggregate balance outstanding of about Rs. 2.9 billion, comprising Rs. 1.6 billion of sustainable debt and Rs. 1.4 billion of unsustainable debt. See also “Supervision and Regulation—Regulations Relating to Advancing Loans”.

Non-Performing Asset Strategy

In respect of unviable non-performing assets, where companies have lost financial viability, we adopt an aggressive approach aimed at out-of-court settlements, enforcing collateral and driving consolidation. Our focus is on time value of recovery and a pragmatic approach towards settlements. The collateral against our loan assets is the critical factor towards the success of our recovery efforts. In certain accounts where the value of collateral against our loan has been eroded we undertake charge offs against loan loss allowances held. However, we continue to pursue recovery efforts in these accounts, either jointly along with other lenders or individually through legal recourse and settlements. In addition, we focus on proactive management of accounts under supervision. Our strategy constitutes a proactive approach towards identification, aimed at early stage solutions to incipient problems.

Our strategy for resolution of non-performing assets includes sales of financial assets to asset reconstruction companies in exchange for receipt of securities in the form of pass-through instruments issued by asset reconstruction companies, wherein payments to holders of the securities are based on the actual realized cash flows from the transferred assets. Under Indian GAAP, these instruments are valued at the net asset values as declared by the asset reconstruction companies in accordance with the Reserve Bank of India guidelines. Under U.S. GAAP, the assets we sell in exchange for security receipts are not accounted for as sales either because transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing”, or transfers were impacted by FASB ASC Subtopic 810-10, “Consolidation – overall”, whereby, because the Bank is the ‘primary beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities. These assets are considered restructured assets under U.S. GAAP. See also “Supervision and Regulation—Reserve Bank of India Regulations—Regulations relating to Sale of Assets to Asset Reconstruction Companies”. We sold net non-performing assets to asset reconstruction companies amounting to Rs. 0.1 billion in fiscal 2013, Rs. 1.5 billion in fiscal 2014, Rs. 3.3 billion in fiscal 2015, Rs. 6.7 billion in fiscal 2016 and Rs. 37.1 billion in fiscal 2017. At year-end fiscal 2017, we had an outstanding net investment of Rs. 32.9 billion in security receipts issued by asset reconstruction companies in relation to sales of our non-performing assets. We are also permitted to sell financial assets, classified as standard assets that are overdue for more than 60 days to asset reconstruction companies in terms of the Reserve Bank of India guidelines. We sold financial assets classified as standard amounting to Rs. 3.2 billion in fiscal 2016 and Rs. 5.8 billion in fiscal 2017.

As part of strategy for resolution of stressed assets, the Bank along with other lenders undertakes strategic debt restructuring in terms of the Reserve Bank of India guidelines. In terms of these guidelines the Bank, along with other lenders, takes steps for change in management in certain accounts by acquiring a majority ownership of these borrowers through conversion of debt into equity with forbearance in asset classification for a pre-defined period of 18 months (stand-still benefit). A failure to arrive at a resolution at the end of the stand-still period would result in such loans being classified as non-performing. Apart from strategic debt restructuring, the Bank also undertakes steps to change the management outside the Strategic Debt Restructuring framework under the Reserve Bank of India’s guidelines. In large borrower accounts that are facing financial difficulties on account of delays in completing large projects, the Bank takes measures along with other lenders in the banking arrangement for deep financial restructuring under the scheme for sustainable structuring of stressed assets introduced by the Reserve Bank of India. These measures are expected to assist in sustainable revival of the projects by bifurcating the existing loans of these borrowers into sustainable debt and other than sustainable debt based on independent studies of viability of the borrowers’ operations.

In May 2016, the Insolvency and Bankruptcy Code was enacted which provides for a time-bound revival and rehabilitation of stressed assets. Further, in June 2017, an ordinance was promulgated by the government, which empowers the Reserve Bank of India to intervene and advise banks on resolution of stressed assets. Subsequently, the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed accounts. The Reserve Bank of India has also directed banks to make a provision for these cases to the extent of 50.0% of the secured portion and 100.0% of the unsecured portion of the outstanding loans or the provision required as per the existing guidelines of the Reserve Bank of India, whichever is higher. These provisions are required to be spread proportionately from the three months ended September 30, 2017 to the three months ended March 31, 2018. With respect to other identified stressed accounts, the banks are required to finalize a resolution plan within six months. In cases where a viable resolution plan is not agreed upon within six months, banks shall be required to file for insolvency proceedings under the Insolvency and Bankruptcy Code. Banks will be required to make 100.0% provision on the loans in which the liquidation order is passed by the National Company Law Tribunal. At year-end fiscal 2017, the Bank had fund-based exposure of about Rs. 69.0 billion on these borrowers with provision coverage of about 36.0%. Banks are in discussion and in the process of recommending these cases to the National Company Law Tribunal.

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

Provision for Loan Losses

The following table sets forth, at the periods indicated, the change in the provisions for our non-performing asset portfolio.(1)

	At March 31,
	2013		2014		2015		2016		2017		2017
	(in millions)
A. Consumer loans & credit card receivables (2),(3)
Aggregate provision for loan losses at the beginning of the year	Rs.	56,928	Rs.	42,642	Rs.	25,587	Rs.	16,752	Rs.	16,052	US$	248
Add: Provision made during the year		7,630		7,015		4,580		6,097		7,110		109
Less: Provision utilized for write-off		(15,339)		(19,584)		(8,609)		(2,778)		(2,106)		(33)
Less: Write-back of excess provision		(6,577)		(4,486)		(4,806)		(4,019)		(3,847)		(59)
Aggregate provision for loan losses at the end of the year	Rs.	42,642	Rs.	25,587	Rs.	16,752	Rs.	16,052	Rs.	17,209	US$	265
B. Commercial (4)
Aggregate provision for loan losses at the beginning of the year	Rs.	22,852	Rs.	35,279	Rs.	52,682	Rs.	79,833	Rs.	129,309	US$	1,994
Add: Provision made during the year		16,658		21,977		38,278		81,046		163,996		2,529
Less: Provision utilized for write-off		(1,996)		(2,454)		(9,107)		(26,866)		(114,415)		(1,764)
Less: Write-back of excess provision		(2,235)		(2,120)		(2,020)		(4,704)		(7,576)		(117)
Aggregate provision for loan losses at the end of the year	Rs.	35,279	Rs.	52,682	Rs.	79,833	Rs.	129,309	Rs.	171,314	US$	2,642
C. Leasing and related activities
Aggregate provision for loan losses at the beginning of the year	Rs.	95	Rs.	95	Rs.	97	Rs.	70	Rs.	70	US$	1
Add: Provision made during the year		–		2		–		–		–		–
Less: Provision utilized for write-off		–		–		–		–		(63)		(1)
Less: Write-back of excess provision		–		–		(27)		–		–		–
Aggregate provision for loan losses at the end of the year	Rs.	95	Rs.	97	Rs.	70	Rs.	70	Rs.	7	US$	–
D. Total provision (A+B+C)
Aggregate provision for loan losses at the beginning of the year	Rs.	79,875	Rs.	78,016	Rs.	78,366	Rs.	96,655	Rs.	145,431	US$	2,243
Add: Provision made during the year		24,288		28,994		42,858		87,143		171,106		2,638
Less: Provision utilized for write-off		(17,335)		(22,038)		(17,716)		(29,644)		(116,584)		(1,798)
Less: Write-back of excess provision		(8,812)		(6,606)		(6,853)		(8,723)		(11,423)		(176)
Aggregate provision for loan losses at the end of the year	Rs.	78,016	Rs.	78,366	Rs.	96,655	Rs.	145,431	Rs.	188,530	US$	2,907

(1)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

(2)	Up to 2014, for “Credit card receivables”, the difference between the opening and closing balances of aggregate provision for loan losses is included in “Add: Provision made during the year” on a net basis, except with respect to accounts written-off during the year, which were included in the “Less: Provision utilized for write-off” row.

(3)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(4)	Includes working capital finance.

As discussed in “— Classification of Loans—Restructured Loans” and “—Non-Performing Assets”, there has been a significantly higher increase in additions to non-performing loans across industrial sectors in fiscal 2016 and 2017. This has resulted in higher provisions in fiscal 2016 and fiscal 2017. The provisions, net of write-back of excess provisions, increased from Rs. 78.4 billion in fiscal 2016 to Rs. 159.7 billion in fiscal 2017, primarily due to higher provision on commercial loans.

ICICI Bank had disclosed its fund-based exposure and outstanding non-fund based facilities internally rated below investment grade (excluding borrowers classified as non-performing or restructured) at year-end fiscal 2016 to the iron and steel, mining, power, rigs and cement sectors and promoter entities internally rated below investment grade where the underlying asset was partly linked to these sectors. In view of the uncertainties relating to these sectors and the time that it might take to resolve the Bank’s exposure to these sectors, the Bank had made a collective contingency and related reserve in fiscal 2016 amounting to Rs. 36.0 billion towards these exposures to these sectors. This reserve was over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines but, as a prudent matter, is permitted under the Reserve Bank of India guidelines and Indian GAAP. During fiscal 2017, ICICI Bank allocated the full amount of the collective contingency and related reserve towards the provisions for loans and fixed assets acquired in partial satisfaction of loans.

Potential problem loans

When management has doubts as to a borrower’s ability to comply with loans’ repayment terms, the Bank considers these loans as potential problem loans. At year-end fiscal 2017, the Bank had Rs. 267.6 billion in potential problem loans, which were not classified as non-performing or restructured assets. Potential problem loans at year-end fiscal 2017 included below investment grade loans to power, mining and iron & steel and certain promoter entities where the underlying is partly linked to these sectors. We closely monitor these loans and the borrowers of these loans for compliance with the loan repayment terms. We also similarly monitor past-due loans and below-investment grade loans, as discussed in Schedule 18B of the consolidated financial statements.

Subsidiaries, Associates and Joint Ventures

The following table sets forth certain information relating to our subsidiaries and joint ventures at year-end fiscal 2017.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)			Total assets(3)
				(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private equity/ venture capital fund management	100.00%	Rs.	932	Rs.	2,068		Rs.	3,878
ICICI Securities Primary Dealership Limited	February 1993	Securities investment, trading and underwriting	100.00%		16,271		9,435			131,704
ICICI Prudential Asset Management Company Limited	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%		13,497		7,332			9,973
ICICI Prudential Trust Limited	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%		6		13			15
ICICI Securities Limited	March 1995	Securities broking & merchant banking	100.00%		14,039		4,851			20,402
ICICI International Limited	January 1996	Asset management	100.00%		11		88			94
ICICI Trusteeship Services Limited	April 1999	Trusteeship services	100.00%		1		6			6
ICICI Home Finance Company Limited	May 1999	Housing finance	100.00%		10,528		16,072			94,274
ICICI Investment Management Company Limited	March 2000	Asset management	100.00%		25		109			110
ICICI Securities Holdings Inc.	June 2000	Holding company	100.00%		0.4		127			128
ICICI Securities Inc.	June 2000	Securities broking	100.00%		164		136			208
ICICI Prudential Life Insurance Company Limited	July 2000	Life insurance	54.89%		380,850		64,080			1,247,425
ICICI Lombard General Insurance Company Limited	October 2000	General insurance	63.31%		132,189		44,038	(4)		233,509
ICICI Bank UK PLC	February 2003	Banking	100.00%		9,223		34,580			225,663
ICICI Bank Canada	September 2003	Banking	100.00%		10,627		30,460			307,601
ICICI Prudential Pension Fund Management Company Limited(5)	April 2009	Pension fund management	100.00%	Rs.	24	Rs.	270		Rs.	279

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital, share application money and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4) Includes share capital, share application money-pending allotment, securities premium and fair value reserve.

(5)	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

The following table sets forth certain information on other significant entities whose results were included in the consolidated financial statements under Indian GAAP at year-end fiscal 2017.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
				(in millions, except percentages)

ICICI Strategic Investments Fund(4)	February 2003	Unregistered venture capital fund	100.00%	Rs.	159	Rs.	227	Rs.	273
I-Process Services (India) Private Limited(5)	April 2005	Services related to back end operations	19.00%		3,652		(72)		548
NIIT Institute of Finance, Banking and Insurance Training Limited(5)	June 2006	Education and training in banking and finance	18.79%		169		114		138
ICICI Merchant Services Private Limited(5)	July 2009	Merchant servicing	19.01%		2,135		2,915		5,016
India Infradebt Limited(5)	October 2012	Infrastructure finance	31.00%		3,347		4,280		49,394
India Advantage Fund-III(5)	June 2005	Venture Capital Fund	24.10%		167		3,782		4,099
India Advantage Fund-IV(5)	August 2005	Venture Capital Fund	47.14%	Rs.	115	Rs.	2,750	Rs.	2,787

(1)	Total income represents gross income from operations and other income of the entity.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus of the entity.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(4)	This entity has been consolidated as per Accounting Standard 21 – Consolidated Financial Statements.

(5)	These entities have been accounted for as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

Note: During fiscal 2017, FINO Pay Tech Limited ceased to be a consolidating entity and accordingly have not been consolidated.

At year-end fiscal 2017, all of our subsidiaries and joint ventures were incorporated in India, except the following five companies:

•	ICICI Securities Holdings Inc., incorporated in the United States;

•	ICICI Securities Inc., incorporated in the United States;

•	ICICI Bank UK PLC, incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI International Limited, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities’ Limited’s financial statements.

Technology

We continue to endeavor to be at the forefront of usage of technology in the financial services sector. We strive to use information technology as a strategic tool for our business operations, to gain competitive advantage and to improve our overall productivity and efficiency. We aim to bring in high levels of functionality to all our channels such as branches, internet banking, ATMs, mobile banking, tablet banking which involves opening bank accounts using tablets, phone banking and Facebook banking where banking facilities are provided through a social network, and at the same time continue to improve and strengthen security, infrastructure and networks. We continue to invest in technologies to provide a secure, superior, seamless and uniform service experience to customers across all channels. In order to enable organization-level coordinated efforts and enhance our focus on leveraging technology and capitalizing on opportunities in the digital space, we created a technology and digital group in the Bank, headed by a Chief Technology and Digital Officer, which integrates all the technology teams as well as the digital channels, business intelligence and analytics teams with a view to building strategic synergies across business groups. The technology and digital group is also responsible for incubating innovative projects and developing partnerships in the digital space.

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

Banking Application Software

We use banking applications like a core banking system, loan management system, and credit card management system, all of which are flexible and scalable and allow us to serve our growing customer base. A central stand-in server ensures services all days of the week, throughout the year, to the various delivery channels even if the primary systems are unavailable. Our core banking loan management and credit card management systems are flexible and scalable to serve our growing customer base. Our backup systems are strengthened to improve management and governance relating to backups.

Electronic and Online Channels

We use a combination of physical and electronic delivery channels to maximize customer choice and convenience, which has helped to differentiate our products in the marketplace. Our branch banking software is flexible and scalable and integrates seamlessly with our electronic delivery channels. At year-end fiscal 2017, we had 13,882 automated teller machines across India. Our automated teller machines have additional features such as instant fund transfer, bill payment and insurance premium payment. At year-end fiscal 2017, we had 110 fully automated Touch Banking branches that provide 24-hour simple and convenient electronic banking to customers. At these branches, customers can perform banking transactions like cash deposits, cash withdrawals and interact with our customer service staff through video-conferencing facilities. Our employees open new customer accounts using tablets to capture customer information digitally in order to minimize physical documents and improve efficiency in opening of new deposit accounts.

We offer a number of online banking services to our customers for both corporate and retail products and services. Our website offers a seamless and customized experience across multiple devices. It also gives differential experience to different customer segments. Our call centers across locations at Thane and Hyderabad are operational around the clock and are equipped with multiple leading edge systems such as interactive voice response systems, automatic call distribution, computer telephony integration and voice recorders. We seek to use the latest technology in these call centers to provide an integrated customer view to the call center agents to get a complete overview of the customer’s relationship with us. The database enables customer segmentation and assists the call agent in identifying and executing cross-selling opportunities. Our banking application on Facebook allows customers to access their account details, view account statements and place service requests.

We also have innovative payment services on Twitter, through which customers can transfer funds while using Twitter.

We offer mobile banking services in India in line with our strategy to offer multi-channel access to our customers. This service has now been extended to all mobile telephone service providers across India and non-resident Indian customers in certain other countries where we have a presence. In recent years, we have enhanced our focus on mobile banking in view of the growing use of mobile phones for various applications. During fiscal 2016, we migrated our mobile banking application, iMobile, to an enhanced framework and revamped the application to make it comprehensive and now, offers more than 165 services, which are available across all mobile platforms. The offerings integrated in the application enable the customers to enjoy the option of logging in through either their mobile pin (MPIN) or personalized username, initiate a transaction before reaching the branch through Insta Banking, purchase insurance and mutual funds, pay taxes and avail forex services. It allows customers to directly call our call center, withdraw cash from automated teller machines without using a card, tag frequent transactions as favorites and receive alerts from Google Now and Touch ID (from Apple) as an alternate authentication method for secured login. During fiscal 2017, we introduced Chatbots, an artificial intelligence enabled chat feature to perform various banking activities.

Our online remittance solution is also available as a mobile application across major platforms and allows customers to track exchange rates and initiate remittance transactions. In the area of remittances, we have focused on products that can expedite money transfer and offer convenience to customers in remitting money to India. We have enhanced our remittance services, Money2India website and mobile application, for seamless experience and offer round the clock instant transfers.

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

We launched electronic toll collections and transit card solutions during fiscal 2017. We introduced transit cards for metro trains and have tied up with metro operators in Delhi, Mumbai, Hyderabad, Bengaluru and Ahmedabad. We have issued prepaid radio frequency identification tags for vehicles for electronic toll collection and have also developed a central clearing house to process the toll payments.

We have launched two digital initiatives to simplify and speed up the assessment for new home loans as well as disbursements linked to the construction stage of projects. The first initiative called ‘Express Home Loans’ allows online approval of home loans within eight working hours. This service is available for all salaried individuals, including non-ICICI Bank customers. The second initiative helps individuals taking home loans for under construction projects to get subsequent disbursements through our ‘iLoans’ mobile application.

We also launched a contactless mobile payment solution which allows cashless payments using smartphones, thereby eliminating the need to carry cash or debit and credit cards. In fiscal 2016, we had launched a virtual mobile application development challenge called ‘ICICI Appathon’ tapping into the immense talent of a techno-innovative generation to bring new ideas and develop the next generation of banking applications on mobile phones. During fiscal 2017, an idea presented by a participant at the appathon was adopted, leading to the introduction of a new feature on our mobile platform, “iMobile Smartkeys”. This enables making payments using a smartphone keyboard while being on any other application or browser.

We worked closely with the National Payments Corporation of India for the development of the Unified Payment Interface, a payment platform which allows instant transfer of funds to any bank account using a virtual payment address and without requiring bank account details. The Unified Payment Interface has been promoted by us through various platforms. We introduce Unified Payment Interface in our mobile application and our digital wallet. We also enabled payment through the Bharat Interface for Money, a mobile application promoted by the government of India and built using the Unified Payment Interface. We enabled payments using the Unified Payment Interface for users of the Truecaller app in India. We launched a mobile application for merchants in India,‘Eazypay’, which allows merchants to accept payments on mobile phones through multiple modes including credit/debit cards of any bank, internet banking and through our digital wallet.

We have taken several steps to expedite transaction processing using technology. We have introduced software robotics, and are using over 500 software robots to perform over a million banking transactions every working day. This has enabled us to significantly reduce our response time to our customers.

In an initiative to promote a digital culture and a less cash economy in the villages, we have undertaken a program to promote use of digital technology in the villages. This program encompasses digitization of transactions and commercial activities in the villages, besides providing credit facilities and market linkages. Through the ICICI Foundation for Inclusive Growth, we are also providing vocational training for livelihood generation in the villages. During fiscal 2017, we converted 100 villages into ICICI Digital Villages. We also launched a mobile application for rural customers, ‘Mera iMobile’, which allows users in rural areas to access banking services as well as information in agricultural services.

High-Speed Electronic Communications Infrastructure

We have a nationwide data communications backbone linking all our channels and offices. The network is designed for extensive reach and redundancy, which are imperative in a vast country like India.

Operations Relating to Commercial Banking for Corporate Customers

Our corporate banking back office operations are centralized and we have a business process management solution to automate our activities in the areas of trade services and general banking operations. Through integration of the workflow system with the imaging and document management system, we have achieved substantial savings and practically eliminated the use of paper for these processes. We have a comprehensive payments solution for institutional and government customers. We have an online tendering platform, supporting multiple payment modes and covering various electronic collection and payment products. Under the new goods and services tax regime introduced in July 2017, we have been authorized to collect taxes by the government of India, which will facilitate payment of taxes by corporates directly to the government. We are also building on new technologies to simplify and expedite processes. During fiscal 2017, we executed pilot transactions in international trade finance and remittance using blockchain technology.

We upgraded our treasury-trading infrastructure to a state-of-the-art internet protocol telephony based architecture. We have also enhanced our existing process of automation in the treasury business, thus reducing trading risks and enhancing market competitiveness. We have centralized the processing systems of treasuries of all our overseas branches and banking subsidiaries. As a result, the processing of transactions as well as the applications used for deal entry are now centrally located and maintained in India.

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

Data Center and Disaster Recovery System

We have a data center at Hyderabad, which is designed to optimize energy efficiency and accommodate high server densities. We also have a disaster recovery data center at Jaipur. We have developed business continuity plans, which would help facilitate continuity of critical businesses in the event of a disaster. These plans are tested periodically and have been prepared in line with the guidelines issued by the Reserve Bank of India and have been approved by our Board of Directors.

Cyber Security

We have taken a comprehensive approach pertaining to cyber security and have laid down policies, standards and guidelines for ensuring security against cyber threats. We have implemented a robust information and cyber security control framework by deploying several security controls including firewalls, intrusion prevention systems, a digital rights management solution, a data leakage prevention solution, an anti-email spoofing framework, mobile device management and an advanced behavior based anti-malware and dynamic URL filtering solution. We have adopted a defense-in-depth approach to protect our cyber security infrastructure. We have a dedicated in-house Cyber Security Operations Centre for monitoring and handling cyber security incidents.

Competition

We face competition in all our principal areas of business from Indian and foreign commercial banks, housing finance companies, non-banking financial companies, new differentiated banks in the private sector such as payments banks and small finance banks, non-bank entities offering retail payments services, mutual funds and investment banks. We are the largest private sector bank in India in terms of total assets on a consolidated basis. We seek to gain competitive advantage over our competitors by offering innovative products and services, using technology, building customer relationships and developing a team of highly motivated and skilled employees. We evaluate our competitive position separately in respect of our products and services for retail and corporate customers.

Commercial Banking Products and Services for Retail Customers

In the retail markets, competition has traditionally been from foreign and Indian commercial banks, non-banking financial companies and housing finance companies. In recent years, competition is also emerging from new types of banks that have entered the financial market such as small finance banks and payments banks and niche players like non-bank entities offering payments and remittance services.

The retail market is rapidly changing with developments in technology and innovations in mobility and digitization. This has increased the focus of Indian banks on leveraging these trends to compete effectively. Banks in India, including us, are offering products and services through multiple technology-enabled channels including mobile and internet based banking services, apart from the traditional branch network. Foreign banks have the product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller customer base than Indian commercial banks. Foreign banks had 287 branches in India at March 31, 2017. Indian public sector banks have wide branch distribution networks but generally are relatively less strong in technology and marketing capabilities. Private sector banks have a relatively smaller branch network but stronger technology capabilities. In addition, some specialized non-banking financial companies have increased market share in certain segments of retail banking products. We seek to compete in this market through a full product portfolio and effective distribution channels, which include new technological offerings, branches, agents, robust credit processes and collection mechanisms, and experienced professionals.

Commercial banks compete to attract retail bank deposits, historically the preferred retail savings product in India. We have sought to capitalize on our corporate relationships to gain individual customer accounts through payroll management products. We pursue a multi-channel distribution strategy utilizing physical branches, business correspondents, ATMs, telephone banking call centers, mobile banking, tablet banking, the internet and social media to reach customers. Further, following a strategy focused on customer profiles and product segmentation, we offer differentiated liability products to customers depending on their occupation, age and income profile. Mutual funds are another source of competition to us. Mutual funds offer tax advantages and have the capacity to earn competitive returns and hence present a competitive alternative to bank deposits. Competition in lending to the retail segment has increased significantly in recent years. Commercial banks, particularly private sector banks, are significantly increasing lending to retail customers due to the limited opportunities in lending to the corporate sector, thus leading to competitive pressures. We also face competition from non-banking finance companies that are lending in segments in which banks have a presence, including home loans and vehicle loans. In recent years, the non-banking finance companies have significantly expanded their presence in the retail market, as commercial banks have slowed down lending due to the challenging operating and recovery environment.

New banks in the private sector are also competing with us. The Reserve Bank of India has granted approval to two applicants for setting up new private sector banks which began banking operations during fiscal 2016. The Reserve Bank of India has given licenses to payments banks, which includes large telecom companies and pre-paid wallet providers. Licenses have also been given to small finance banks, which include micro-finance non-banking finance companies. Six small finance banks and four payments banks have begun operations. The Reserve Bank of India has released a discussion paper on licensing of wholesale and long-term finance banks that will largely lend to infrastructure and core industries. A discussion paper on licensing of other differentiated banks such as custodian banks is also indicated. The Reserve Bank of India has released draft guidelines in May 2016 with respect to continuous licensing policy for universal banks as compared to the earlier practice of intermittently issuing licenses. The Reserve Bank of India has also indicated that it plans to give greater access to foreign banks in the Indian market. The Reserve Bank of India released a framework for the presence of foreign banks in November 2013 and has indicated that the subsidiary route would be the preferred mode of presence for foreign banks and has proposed giving near national treatment based on the principles of reciprocity and subsidiary mode of presence.

Commercial Banking Products and Services for Agricultural and Rural Customers

In our commercial banking operations for agricultural and rural customers, we face competition from public sector banks that have large branch networks in rural India. Other private sector banks and non-banking finance companies have also increased their focus on rural markets. We also face competition from specialized players such as rural-focused financial institutions and micro finance companies. The Reserve Bank of India has issued licenses to specialized small finance banks, which have higher directed lending targets compared to banks and will compete in the rural and unorganized sectors. We seek to compete in this business based on our product strategy, technological capabilities and having multiple channels.

Commercial Banking Products and Services for Corporate Customers

In products and services for corporate customers, the public sector banks have an advantage considering their strong corporate relationships and long association with corporate financing. Public sector banks and certain private sector banks also have a traditional competitive advantage with respect to the government banking segment. In recent years, the corporate sector has been facing significant challenges which has led to a slowdown in lending to the sector by public sector banks. Private sector banks have, however, continued to increase their credit to corporate customers. We seek to compete in this segment based on our service and prompt turnaround time that we believe are significantly faster than public sector banks. We offer customized financial solutions to customers based on the changing macro-economic landscape. We seek to compete with the large branch networks of the public sector banks through our multi-channel distribution approach and technology-driven delivery capabilities. Traditionally, foreign banks have been active in providing treasury-related products and services, trade finance, fee-based services and other short term financing products to top-tier Indian corporations. We compete with foreign banks in cross-border trade finance based on our wider geographical reach relative to foreign banks and our customized trade financing solutions. We have established strong fee-based cash management services and leverage our balance sheet size, wider branch network, strong technology capabilities and our international presence to compete in treasury-related products and services.

Other new private sector banks will also compete in the corporate banking market on the basis of efficiency, service delivery and technology. However, we believe that our size, capital base, strong corporate relationships, wider geographical reach and ability to use technology to provide innovative, value-added products and services provide us with a competitive edge.

In project finance, our competitors are Indian and foreign commercial banks who have sought to expand their presence in this market. We believe that we have a competitive advantage due to our strong market reputation and expertise in risk evaluation and mitigation. We believe that our in-depth sector specific knowledge and capabilities in understanding risks and policy related issues as well as our advisory, structuring and syndication services have allowed us to gain credibility with project sponsors, overseas lenders and policy makers.

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

Insurance and Asset Management

Our insurance and asset management businesses face competition from existing dominant public sector players as well as new private sector players. We believe that ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company have built strong product, distribution and risk management capabilities, achieving strong market positions in their respective businesses. We believe that the ability to leverage ICICI Bank’s retail franchise and distribution network is a key competitive advantage for our insurance and asset management subsidiaries.

Employees

At year-end fiscal 2017, we had 107,971 employees, including sales executives, employees on fixed term contracts and interns, compared to 97,132 employees at year-end fiscal 2016 and 90,486 employees at year-end fiscal 2015. Of these, 82,841 employees were employed by ICICI Bank at year-end fiscal 2017, an increase from 74,096 at year-end fiscal 2016. Of our 107,971 employees at year-end fiscal 2017, approximately 49,277 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

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

ICICI Bank has an employee stock option scheme to encourage and retain high-performing employees. Pursuant to the employee stock option scheme, up to 10.0% of the aggregate of our issued equity shares at the time of grant of the stock options can be allocated under the employee stock option scheme. The stock options entitle eligible employees to apply for equity shares. Pursuant to SEBI (Share Based Employee Benefits) Regulations, 2014, options are granted by the Board Governance, Remuneration & Nomination Committee (BGRNC) and noted by the Board.

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

In addition to basic compensation, employees of ICICI Bank are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time, which was specified at 8.65% for fiscal 2017. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. ICICI Bank has also set up a superannuation fund to which it contributes defined amounts. The employees have been given an option to opt out of the superannuation fund and in such cases the defined amounts are paid as part of monthly salary. In addition, ICICI Bank contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

The following table sets forth, at the dates indicated, the number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities.

	At March 31,
	2015		2016		2017
	Number	% of total	Number	% of total	Number	% of total
ICICI Bank Limited	67,857	75.0	74,096	76.3	82,841	76.7
ICICI Prudential Life Insurance Company Limited	10,909	12.1	10,706	11.0	12,437	11.5
ICICI Lombard General Insurance Company Limited	5,829	6.4	6,427	6.6	6,460	6.0
ICICI Home Finance Company Limited(2)	528	0.6	515	0.5	287	0.3
ICICI Prudential Asset Management Company Limited	1,006	1.1	1,184	1.2	1,476	1.4
ICICI Securities Limited	3,815	4.2	3,676	3.8	3,925	3.6
ICICI Securities Primary Dealership Limited	76	0.1	77	0.1	76	0.1
Others	466	0.5	451	0.5	469	0.4
Total number of employees(1)	90,486	100.0	97,132	100.0	107,971	100.0

(1)	Includes interns, sales executives and employees on fixed-term contract totaling 1,850 at year-end fiscal 2017, 2,070 at year-end fiscal 2016 and 1,647 at year-end fiscal 2015.

(2)	All employees are deputed from ICICI Bank.

Properties

Our registered office is located at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal network consisting of 4,850 branches and 13,882 ATMs at March 31, 2017 compared to 4,450 branches and 13,766 ATMs at March 31, 2016. These facilities are located throughout India. In addition to branches, extension counters and ATMs, ICICI Bank has 45 controlling or administrative offices, including our registered office at Vadodara and our corporate headquarters at Mumbai, 66 processing centers and 35 currency chests. We have branches in Bahrain, Dubai International Financial Centre, Hong Kong, Qatar Financial Centre, Singapore, Sri Lanka, the United States, South Africa, China and representative offices in the United Arab Emirates, Bangladesh, Indonesia, and Malaysia. We also provide residential facilities to employees. At March 31, 2017, we owned 709 apartments for providing residential facilities to our employees.

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

The following penalties were imposed and paid by us in the past:

•	In May 2012, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 11.8 million on ICICI Prudential Life Insurance Company because of non-compliance with certain provisions of the Insurance Act, 1938 and regulations/guidelines issued by the Insurance Regulatory and Development Authority in respect of distribution partners and group insurance.

•	In May 2012, the Reserve Bank of India imposed a penalty of Rs. 0.1 million on the Bank in connection with an operational error regarding the sale of government securities on behalf of a customer.

•	In May 2012, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on ICICI Securities Primary Dealership in connection with an operational error regarding the sale of government securities.

•	In October 2012, the Reserve Bank of India imposed a penalty of Rs. 3.0 million on ICICI Bank for non-compliance with the Know Your Customer directions issued by Reserve Bank of India.

•	In December 2012, the Reserve Bank of India imposed a penalty of Rs. 0.5 million on ICICI Securities Primary Dealership in connection with an operational error regarding the sale of government securities.

•	In June 2013, the Reserve Bank of India imposed a penalty of Rs. 10.0 million on ICICI Bank, along with penalties on other banks in India, pursuant to its investigation following a sting operation by a news website on branches of Indian banks and insurance companies.

•	In September 2013, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 0.5 million on ICICI Lombard General Insurance Company Limited, along with penalties on other general insurers in India, for not meeting the mandatory target in respect of declined risk pool for fiscal 2013.

•	In July 2014, the Reserve Bank of India imposed a penalty on 12 Indian banks including us following its scrutiny of the loan and current accounts of one corporate borrower with these banks. The penalty imposed on us was Rs. 4.0 million.

•	In October 2014, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 5.0 million on ICICI Lombard General Insurance Company Limited following the onsite inspection conducted in August 2010 on market conduct and financial condition of the company.

•	In December 2014, the Reserve Bank of India imposed penalties on two Indian banks, including us, for non-compliance with the Know Your Customer/Anti Money Laundering directions/guidelines issued by the Reserve Bank of India in respect of fraudulent opening of fictitious accounts with certain banks. The penalty imposed on us was Rs. 5.0 million.

•	In February 2015, a penalty was imposed on several banks including ICICI Bank by the Financial Intelligence Unit, India for failure in reporting of attempted suspicious transactions, with respect to the incidents concerning the media sting operation in June 2013. The Bank was levied a penalty of Rs. 1.4 million which we had paid and filed an appeal against the penalty with the Appellate Tribunal. In June 2017, the Appellate Tribunal ruled that the penalty was not sustainable. The Tribunal asked the appellant banks to be careful and report such matters in future. See also “Business—Risk Management—Anti-Money Laundering Controls”.

•	In September 2015, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 1 million on ICICI Lombard General Insurance Company after an on-site inspection on Government sponsored schemes conducted during February, 2014.

•	In October 2015, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 0.5 million on ICICI Prudential Life Insurance Company for payments made directly to employees of outsourced entity over and above agreed contract terms and conditions.

•	In March 2017, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 2.0 million on ICICI Prudential Life Insurance Company Limited for non-compliance with certain regulations/guidelines issued by the Insurance Regulatory and Development Authority towards marketing support fees and expenses, payouts to corporate agents and rewards and recognition programs for distribution partners.

See also “Risk Factors—Risks Relating to our Business—We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity” and “Risk Factors—Risks Relating to our Business—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”.

At year-end fiscal 2017, our contingent tax liability was assessed at an aggregate of Rs. 51.0 billion, mainly pertaining to income tax, service tax and sales tax/value added tax demands by the government of India’s tax authorities for past years. We have appealed against each of these tax demands. The tax related inquiries are not included in contingent liabilities as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in our own and other similar cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at year-end fiscal 2017. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us.

Of the contingent tax liability of Rs. 51.0 billion:

•	Rs. 3.2 billion relates to sales tax/value added tax assessment mainly pertaining to value added tax on disposal of repossessed assets, tax on interstate/import leases by various state government authorities in respect of lease transactions entered into by the Bank, and bullion-related matters, where we are relying on favorable opinions from counsel. Of the total demand, Rs. 1.3 billion pertains to value added tax on disposal of repossessed assets where we are relying on a favorable opinion from counsel confirming that we only facilitate the disposal of repossessed assets for recovery of its loan from the borrower and cannot be regarded as a seller of repossessed assets. The other disputed issues mainly pertain to tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank and bullion related matters pertaining to procedural issues like submission of statutory forms.

•	Rs. 6.0 billion is in respect of service tax matters. Of the total demand, Rs. 3.0 billion pertains to the Bank mainly relating to interest charged on liquidity facilities provided to trusts holding securitized loan portfolios, inter-change fee received by the Bank as an issuing bank on card transactions, amount received as subvention income from dealer/manufacture in lieu of interest forgone by the Bank, amount paid as foreign bank charges in case of import and export transactions and disallowance of input credit availed for service tax on insurance premium along with penalty thereon, Rs. 1.5 billion pertains to our life insurance subsidiary for levy of service tax on surrender/foreclosure charges under unit linked insurance plans/life insurance plans, Rs. 1.0 billion pertains to venture capital funds in respect of retention of contribution received by the fund being treated as fees received in lieu of management services rendered by them, and Rs. 0.2 billion pertains to ICICI Venture Funds Management Company Limited for levy of service tax on the income received from investment in venture capital units, by treating the same as performance fees received. The balance amount of Rs. 0.3 billion pertains to other entities. The group believes that the tax authorities are not likely to be able to substantiate the above tax demands.

•	Rs. 41.8 billion relates to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to income tax, and interest tax, where we are relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are:

•	Rs. 16.7 billion relates to whether interest expenses can be attributed to earning tax-exempt income. We believe that no interest can be allocated as there are no borrowings earmarked for investments in shares/tax free bonds and our interest free funds are sufficient to cover investments in the underlying tax free securities. The group has relied on favorable opinion from counsel and favorable appellate decisions in similar cases;

•	Rs. 14.2 billion relates to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. The group has relied on favorable opinion from counsel and favorable appellate decisions in similar cases, which had allowed the deduction of mark-to-market losses from business income;

•	Rs. 3.7 billion relates to the disallowance of depreciation claims on leased assets by the tax authorities, by treating the lease transactions as loan transactions. The group has relied on a favorable opinion from counsel and favorable appellate decisions in the Bank’s own case and other similar cases; and

•	Rs. 1.5 billion relates to taxability of amounts withdrawn from the special reserve. ICICI had maintained two special reserve accounts, which includes special reserve created up to assessment year 1997-98. Withdrawals from the account were assessed as taxable by the tax authorities for the assessment years 1998-99 to 2000-01. We have received favorable orders in respect of the assessment year 1998-1999 to 2000-2001 but the income tax department has appealed against the favorable orders for assessment year 1998-1999 and 1999-2000 and would be appealing against the favourable order for assessment year 2000-01.

•	Rs. 0.9 billion relates to the disallowance of broken period interest paid on purchase of government securities considering it as capital in nature since the same have been classified under held-to-maturity category by us. The Group has relied on favorable appellate decisions in Bank’s own case and other similar cases.

Based on judicial precedents in our own and other cases, and upon consultation with tax counsel, management believes that it is more likely than not that our tax position will be sustained. Accordingly, no provision has been made in the accounts.

The above contingent liability does not include Rs. 53.1 billion, considered as remote. Of the total disputed tax demands classified as remote, Rs. 45.9 billion mainly pertains to the deduction of bad debts and levy of penalties, which are covered by favorable Supreme Court of India decisions in other cases and Rs. 2.3 billion pertains to short credit of taxes paid. Therefore, they are not required to be disclosed as contingent liability. The balance of Rs. 4.9 billion pertains to disputed tax liability of our life insurance subsidiary primarily due to non-allowance of set-off of brought forward business loss by the assessing officer against the shareholders’ income, which has been considered as income from other sources by the tax authorities. The same is considered as remote on the basis of favorable income tax appellate decisions in our life insurance subsidiary’s own case. The consequence of inquiries initiated by the tax authorities are not quantified, as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities.

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

We held a total provision of Rs. 311.2 million at year-end fiscal 2017 for 401 cases with claims totaling to approximately Rs. 1,146.7 million, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At year-end fiscal 2017, such claims amounted to a total of Rs. 623.9 million relating to 110 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in lawsuits against ICICI Bank. There were 235 such cases at year-end fiscal 2017.

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

At year-end fiscal 2017, there were 63 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more, with an aggregate amount of approximately Rs. 39.3 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are litigations where the amounts claimed are Rs. 1.0 billion or higher:

•	The promoters and promoter group entities of Kingfisher Airlines Limited have filed a suit in the Bombay High Court against 19 lenders who had provided credit facilities to Kingfisher Airlines Limited seeking to declare void the corporate guarantee given by one of the entities to the lenders and restrain the lenders from acting in furtherance of the corporate guarantee as well as a personal guarantee of the promoter and invocation of pledge of shares held by the lenders, and claiming damages of Rs. 32.0 billion from the lenders towards sums invested by the promoter group in Kingfisher Airlines Limited. The Bombay High Court has not granted any interim relief restraining lenders from acting in furtherance of the invocation of pledge. ICICI Bank had assigned its exposure to Kingfisher Airlines Limited to a third party in September 2012 and thereby ceased to be a lender to the company. The cause of action for the suit arose subsequent to that date, and the securities mentioned in the suit were not securities held by ICICI Bank even when it was a lender to the company. Consequently ICICI Bank believes the suit against it is not maintainable and has filed its written statement. The matter is pending before the court.

•	In 1999, we filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for the recovery of amounts totaling Rs. 169 million

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

•	Certain investors of a real estate investment fund, registered in Mauritius, which is an investor in a real estate fund in India managed by ICICI Venture Funds Management Company Limited, a wholly owned subsidiary of ICICI Bank, have filed a petition in the Supreme Court of Mauritius against ICICI Venture Funds Management Company, the trustee and administrators of the fund and ICICI Bank alleging mis-selling and mismanagement of the Fund, and have claimed damages of US$ 103.6 million. All the respondents to the petition, including the Bank and its subsidiary, have denied and rebutted the allegations and countered the petition. The preliminary objections raised by the respondents with respect to jurisdiction, maintainability, procedural errors in the petition etc. are yet to be disposed of.

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

American Depository Receipt Fees and Payments

Fees and Charges Payable by Holders of our ADSs

The fees and charges payable by holders of our ADSs include the following:

i)	a fee not in excess of US$ 0.05 per ADS is charged for each issuance of ADSs including issuances resulting from distributions of shares, share dividends, share splits, bonuses and rights distributions;

ii)	a fee not in excess of US$ 0.05 per ADS is charged for each surrender of ADSs in exchange for the underlying deposited securities;

iii)	a fee for the distribution of the deposited securities pursuant to the deposit agreement, such fee being an amount equal to the fee for the execution and delivery of ADSs referred to in item (i) above which would have been charged as a result of the deposit of such securities, but which securities were instead distributed by the depositary, Deutsche Bank Trust Company Americas, to ADR holders.

Additionally, under the terms of our deposit agreement, the depositary is entitled to charge each registered holder the following:

i)	taxes and other governmental charges incurred by the depositary or the custodian on any ADS or an equity share underlying an ADS including any applicable penalties thereon;

ii)	transfer or registration fees for the registration or transfer of deposited securities on any applicable register in connection with the deposit or withdrawal of deposited securities, including those of a central depository for securities (where applicable);

iii)	any cable, telex, facsimile transmission and delivery expenses incurred by the depositary; and

iv)	customary expenses incurred by the depositary in the conversion of foreign currency, including, without limitation, expenses incurred on behalf of registered holders in connection with compliance with foreign exchange control restrictions and other applicable regulatory requirements, together with all expenses, transfer and registration fees, taxes, duties, governmental or other charges payable by the Depositary.

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

Fees and Other Payments Made by the Depositary

In fiscal 2012, the Bank entered into an agreement with the Depositary, Deutsche Bank Trust Company Americas, under which the Depositary shall reimburse the Bank for annual expenses incurred by the Bank towards investor relations or other expenses directly related to the ongoing maintenance of the American Depository Receipt program. There are limits on the amount of expenses for which the depository will reimburse the Bank, but the amount of reimbursement available to the Bank is not necessarily tied to the amount of fees the depository collects from investors. Under certain circumstances, including the removal of Deutsche Bank Trust Company Americas as Depositary or termination of the American Depository Receipt program, we are required to repay to Deutsche Bank Trust Company Americas amounts reimbursed in prior periods. During fiscal 2017, the Bank claimed and received a reimbursement of US$325,000 from the Depositary towards expenses already incurred relating to the American Depositary Receipt Program.

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

The consolidated financial statements for fiscal 2013 and 2014 were audited by S.R. Batliboi & Co. LLP, Chartered Accountants, and for fiscal 2015 through 2017 by B S R & Co. LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2013 through 2017 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation and stockholders’ equity reconciliation as required by U.S Securities and Exchange Commission and applicable GAAP, audited by KPMG, are set forth at the end of this annual report.

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

Operating Results Data

The following table sets forth, for the periods indicated, our operating results data.

	Year ended March 31,
	2013		2014		2015		2016		2017		2017(1)
	(in millions, except per common share data)
Selected income statement data:
Interest income(2)	Rs.	448,846	Rs.	494,792	Rs.	549,640	Rs.	592,937	Rs.	609,399	US$	9,397
Interest expense		(282,854)		(297,106)		(323,182)		(339,965)		(348,358)		(5,372)
Net interest income		165,992		197,686		226,458		252,972		261,041		4,025
Non-interest income		293,198		300,846		352,523		421,021		524,577		8,089
Net total income		459,190		498,532		578,981		673,993		785,618		12,114
Non-interest expenses
Depreciation on leased assets		(328)		(317)		(351)		(192)		(0) (3)		(0) (3)
Expenses pertaining to insurance business		(173,517)		(162,367)		(191,640)		(232,710)		(276,982)		(4,271)
Other operating expenses(4)		(128,225)		(143,979)		(158,237)		(174,993)		(204,718)		(3,157)
Total non-interest expenses		(302,070)		(306,663)		(350,228)		(407,895)		(481,700)		(7,428)
Operating profit before provisions		157,120		191,869		228,753		266,098		303,918		4,686
Provisions and contingencies		(20,952)		(29,003)		(45,363)		(123,054)		(165,825)		(2,557)
Profit before tax		136,168		162,866		183,390		143,044		138,093		2,129
Provision for tax		(34,869)		(46,095)		(53,967)		(33,775)		(24,690)		(380)
Profit after tax		101,299		116,771		129,423		109,269		113,403		1,749
Minority interest		(5,263)		(6,357)		(6,954)		(7,469)		(11,519)		(178)
Net profit	Rs.	96,036	Rs.	110,414	Rs.	122,469	Rs.	101,800	Rs.	101,884	US$	1,571
Per common share:
Earnings-basic(5) (9)	Rs.	16.66	Rs.	19.13	Rs.	21.17	Rs.	17.53	Rs.	17.51	US$	0.27
Earnings-diluted(6) (9)		16.57		19.03		20.94		17.41		17.43		0.27
Dividend(7) (9)		4.00		4.60		5.00		5.00		2.50		0.04
Book value(7) (8) (9)		114.32		130.51		143.11		153.10		169.81		2.62
Equity shares outstanding at the end of the period (in millions of equity shares) (9)		5,768		5,774		5,797		5,815		5,824
Weighted average equity shares outstanding - basic (in millions of equity shares) (9)		5,765		5,772		5,786		5,807		5,819
Weighted average equity shares outstanding – diluted (in millions of equity shares) (9)		5,787		5,794		5,842		5,840		5,843

(1)	Rupee amounts for fiscal 2017 have been translated into U.S. dollars using the exchange rate of Rs. 64.85 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2017.

(2)	Interest income includes interest on rupee and foreign currency loans and advances (including bills) and hire purchase receivables and gains/(losses) on sell-down of loans of ICICI Bank. Interest income also includes interest on income tax refunds of Rs. 2.7 billion, Rs. 2.0 billion, Rs. 2.8 billion, Rs. 3.3 billion and Rs. 4.5 billion for fiscal 2013, 2014, 2015, 2016 and 2017 respectively.

(3) Insignificant amount

(4)	Includes employee expenses, depreciation on fixed assets and other general office expenses.

(5)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share before dilutive impact.

(6)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 62,447,200, 73,376,100, 53,612,700, 96,243,300 and 123,655,525 equity shares granted to employees at a weighted average exercise price of Rs. 193.5, Rs. 207.2, Rs. 248.6, Rs. 276.0 and Rs. 268.8 were outstanding at year-end fiscal 2013, 2014, 2015, 2016 and 2017 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(7)	In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 4.00 per equity share for fiscal 2013, which was paid in fiscal 2014. We declared a dividend of Rs. 4.60 per equity share for fiscal 2014, which was paid in fiscal 2015. We declared a dividend of Rs. 5.00 per equity share for fiscal 2015, which was paid in fiscal 2016. We declared a dividend of Rs. 5.00 per equity share for fiscal 2016, which was paid in fiscal 2017. The dividend per equity share is based on the total amount of dividends declared for the year, exclusive of dividend distribution tax. We declared a dividend of Rs. 2.50 per equity share for fiscal 2017, which has been paid in fiscal 2018. Pursuant to amendment in Accounting Standard, AS 4 - ‘Contingencies and events occurring after balance sheet date’, the Bank has not accounted for this dividend in the financial statements for fiscal 2017.

(8)	Represents equity share capital, employees’ stock options outstanding and reserves and surplus reduced by deferred tax asset and goodwill.

(9) The shareholders of the Bank approved the sub-division of one equity share of Rs. 10 into five equity shares having a face value of Rs. 2 each. The record date for the sub-division was December 5, 2014. Face value and number of shares have been re-stated and related ratios re-computed for all the previous periods presented to reflect the sub-division.

The following table sets forth, for the periods indicated, selected income statement data expressed as a percentage of average total assets for the respective period. The average balances are the sum of daily average balances outstanding except for the average balances of overseas branches of ICICI Bank which are calculated on fortnightly basis for period till September 2014. From October 2014, average balances of the foreign branches are also averages of daily balances.

	Year ended March 31,
	2013	2014	2015	2016	2017
Selected income statement data:
Interest income	7.01%	7.03%	7.15%	6.98%	6.51%
Interest expense	(4.42)	(4.22)	(4.20)	(4.00)	(3.72)
Net interest income	2.59	2.81	2.95	2.98	2.79
Non-interest income	4.59	4.28	4.58	4.96	5.60
Total income	7.18	7.09	7.53	7.94	8.39
Depreciation on leased assets	(0.01)	(0.00)	(0.00)	(0.00)	(0.00)
Expenses pertaining to insurance business	(2.71)	(2.31)	(2.49)	(2.74)	(2.96)
Other operating expenses	(2.00)	(2.05)	(2.06)	(2.06)	(2.19)
Non-interest expenses	(4.72)	(4.36)	(4.55)	(4.80)	(5.15)
Operating profit before provisions	2.46	2.73	2.98	3.14	3.24
Provisions and contingencies	(0.33)	(0.41)	(0.59)	(1.45)	(1.77)
Profit before tax	2.13	2.32	2.39	1.69	1.47
Provision for tax	(0.55)	(0.66)	(0.71)	(0.40)	(0.26)
Profit after tax	1.58	1.66	1.68	1.29	1.21
Minority interest	(0.08)	(0.09)	(0.09)	(0.09)	(0.12)
Net profit	1.50%	1.57%	1.59%	1.20%	1.09%

The following table sets forth, for the periods indicated, our selected financial data.

	At or for the year ended March 31,
	2013		2014		2015		2016		2017		2017(1)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs.	6,749,830	Rs.	7,477,624	Rs.	8,260,792	Rs.	9,187,562	Rs.	9,860,427	US$	152,050
Investments(2)		2,354,684		2,427,901		2,743,108		2,860,441		3,045,017		46,955
Advances, net		3,299,741		3,873,418		4,384,901		4,937,291		5,153,173		79,463
Non-performing customer assets (gross)		107,165		122,994		173,870		293,216		458,861		7,076
Total liabilities(5)		6,062,206		6,713,326		7,413,746		8,246,455		8,814,107		135,915
Deposits		3,147,705		3,595,127		3,859,552		4,510,774		5,125,873		79,042
Borrowings (includes subordinated debt and redeemable non-cumulative preference shares)		1,728,882		1,835,421		2,112,520		2,203,777		1,882,868		29,034
Equity share capital		11,536		11,550		11,597		11,632		11,651		180
Reserves and surplus(3)		676,088		752,748		835,449		929,475		1,034,669		15,955
Period average(4):
Total assets		6,394,436		7,037,002		7,689,402		8,490,942		9,361,464		144,356
Interest-earning assets		5,272,489		5,830,625		6,449,193		7,246,635		7,911,740		122,001
Advances, net		3,149,347		3,589,293		4,049,280		4,672,596		4,996,376		77,045
Total liabilities(5)		5,723,133		6,284,987		6,860,592		7,571,180		8,358,741		128,893
Interest-bearing liabilities		4,556,099		4,996,433		5,445,789		6,094,406		6,630,273		102,240
Borrowings		1,656,860		1,820,630		1,906,290		2,153,911		2,132,099		32,877
Stockholders’ equity		671,303		752,016		828,810		919,753		1,002,723		15,462
Profitability:
Net profit as a percentage of:
Average total assets		1.50%		1.57%		1.59%		1.20%		1.09%
Average stockholders’ equity		14.31		14.68		14.78		11.07		10.16
Average stockholders’ equity (including preference share capital)		14.23		14.61		14.71		11.03		10.13
Dividend payout ratio(6)		24.02		24.06		23.67		28.56		14.31
Spread(7)		2.35		2.58		2.63		2.64		2.48
Net interest margin(8)		3.20		3.44		3.55		3.52		3.33
Cost-to-income ratio(9)		65.78		61.51		60.49		60.52		61.31
Cost-to-average assets ratio(10)		4.72		4.36		4.55		4.80		5.15
Capital(11):
Average stockholders’ equity as a percentage of average total assets		10.50%		10.69%		10.78%		10.83%		10.71%
Average stockholders’ equity (including preference share capital) as a percentage of average total assets		10.55%		10.74%		10.82%		10.87%		10.75%
Asset quality:
Net restructured assets as a percentage of net customer assets		1.58%		2.70%		2.41%		1.64%		0.84%
Net non-performing assets as a percentage of net customer assets(12)		0.74%		0.99%		1.54%		2.66%		4.73%
Provision on restructured assets as a percentage of gross restructured assets		7.87%		8.42%		7.23%		7.68%		5.92%
Provision on non-performing assets as a percentage of gross non-performing assets		72.80%		63.72%		55.59%		49.60%		41.09%
Provision as a percentage of gross customer assets(13)		2.63%		2.47%		2.89%		3.36%		3.86%

(1)	Rupee amounts at year-end fiscal 2016 have been translated into U.S. dollars using the exchange rate of Rs. 64.85 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2017.

(2) In accordance with the Reserve Bank of India circular dated July 16, 2015, investments in the Rural Infrastructure and Development Fund and other related deposits have been re-grouped to Other Assets. Accordingly, figures of all the previous periods presented have been re-grouped to conform to the current year presentation.

(3)	Includes balance in employee stock options outstanding which will be transferred to “Equity share capital” or “Reserves and surplus” on exercise/lapse of options.

(4)	The average balances are the sum of daily average balances outstanding except for the average balances of overseas branches of ICICI Bank which are calculated on fortnightly basis for period till September 2014. From October 2014, average balances of the foreign branches are also averages of daily balances.

(5)	Includes preference share capital and minority interest, but does not include stockholders’ equity.

(6)	Represents the ratio of total dividends paid on equity share capital, exclusive of dividend tax, as a percentage of net profit.

(7)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(8)	Represents the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(9)	Represents the ratio of non-interest expenses to total income. Total income represents the sum of net interest income and non-interest income.

(10)	Represents the ratio of non-interest expenses to average total assets.

(11)	The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2017 were: common equity Tier 1 risk-based capital ratio of 13.7%; Tier 1 risk-based capital ratio of 14.4%; and total risk-based capital ratio of 17.4%. Our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2017 were: common equity Tier 1 risk-based capital ratio of 13.8%; Tier 1 risk-based capital ratio of 14.4%; and total risk-based capital ratio of 17.3%.

(12)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

(13)	Includes general provision on standard assets.

(14)	Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

Selected U.S. GAAP Financial Data

The following table sets forth, certain selected financial data under generally accepted accounting principles adopted in the United States.

	At or for the year ended March 31,
	2013		2014		2015		2016		2017		2017(1)
	(in millions other than per equity share))
Total income(2)	Rs.	245,463	Rs.	274,705	Rs.	319,924	Rs.	371,339	Rs.	436,639	US$	6,733
Net income/(loss) attributable to ICICI Bank’s stockholders’		101,052		101,421		116,913		73,037		62,399		962
Total assets		5,860,331		6,485,471		7,130,592		7,867,628		8,246,572		127,164
ICICI Bank’s stockholders’ equity		736,566		801,882		938,253		981,675		1,034,759		15,956
Other comprehensive income/(loss)		14,431		2,157		46,436		44,486		63,305		976
Per equity share(3)
Net income/(loss) from continuing operation-basic(4)		15.92		15.96		18.36		11.43		9.75		0.15
Net income/(loss) from continuing operation-diluted(5)		15.84		15.89		18.21		11.36		9.70		0.15
Dividend(6)		3.30		4.00		4.60		5.00		2.50		0.04

(1)	Rupee amounts for fiscal 2017 have been translated into U.S. dollars using the exchange rate of Rs. 64.85 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2017.

(2)	Represents net interest income plus non-interest income.

(3)	The Bank has issued one bonus equity share for every 10 issued equity shares in June, 2017. Without adjusting for this issue:

a. The basic earnings per share would have been Rs. 10.72 for fiscal 2017, Rs. 12.58 for fiscal 2016, Rs. 20.21 for fiscal 2015, Rs. 17.57 for fiscal 2014 and Rs. 17.53 for fiscal 2013.

b. The diluted earnings per share would have been Rs. 10.68 for fiscal 2017, Rs. 12.50 for fiscal 2016, Rs. 20.05 for fiscal 2015, Rs. 17.50 for fiscal 2014 and Rs. 17.44 for fiscal 2013.

(4)	Represents net income/(loss) before dilutive impact.

(5)	Represents net income/(loss) adjusted for full dilution. Options to purchase 68,691,920, 80,713,710, 58,973,970, 105,867,630 and 136,021,078 equity shares granted to employees at a weighted average exercise price of Rs. 175.9, Rs. 188.4, Rs. 226.0, Rs. 250.9 and Rs. 244.4 were outstanding at year-end fiscal 2013, 2014, 2015, 2016 and 2017 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(6)	In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 4.00 per equity share for fiscal 2013, which was paid in fiscal 2014. We declared a dividend of Rs. 4.60 per equity share for fiscal 2014, which was paid in fiscal 2015. We declared a dividend of Rs. 5.00 per equity share for fiscal 2015, which was paid in fiscal 2016. We declared a dividend of Rs. 5.00 per equity share for fiscal 2016, which was paid in fiscal 2017. The dividend per equity share is based on the total amount of dividends paid during the year, exclusive of dividend tax. We declared a dividend of Rs. 2.50 per equity share for fiscal 2017, which has been paid in fiscal 2018. Pursuant to amendment in Accounting Standard, AS 4 - ‘Contingencies and events occurring after balance sheet date’, the Bank has not accounted for this dividend in the financial statements for fiscal 2017.

(7)	Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. We are the largest private sector bank in India in terms of total assets on a consolidated basis. Apart from banking products and services, we offer life and general insurance, asset management, securities broking and private equity products and services through specialized subsidiaries. Our total assets at year-end fiscal 2017 were Rs. 9,860.4 billion. Our consolidated capital and reserves at year-end fiscal 2017 were Rs. 1,046.3 billion and our consolidated net profit for fiscal 2017 was Rs. 101.9 billion.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of insurance and investment products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet, mobile phones and social media. We had a network of 4,850 branches and 13,882 ATMs in India at year-end fiscal 2017. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, Indian businesses, select local businesses and multi-national corporations and insured mortgage products in our Canada subsidiary as well as offering deposit products to the larger community. ICICI Bank’s overseas branches take deposits, raise borrowings and make loans to Indian companies for their overseas operations as well as for their foreign currency requirements in India, global multi-national corporations and to local corporations in their jurisdiction. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Sri Lanka, Hong Kong, Qatar Financial Centre, the United States, South Africa and Bahrain and representative offices in the United Arab Emirates, Bangladesh, Malaysia and Indonesia. Our subsidiary in the United Kingdom has established a branch in each of Antwerp, Belgium and Frankfurt, Germany.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts and interest rate and currency swaps. We take advantage of movements in markets to earn treasury income. Our overseas branches and subsidiaries also have investments in credit derivatives, bonds of non-India financial institutions and in asset-backed securities.

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was the largest private sector life insurance company in India during fiscal 2017, with a market share of 12.0% based on new business written (on a retail weighted received premium basis) according to the Life Insurance Council. During fiscal 2017, ICICI Prudential Life Insurance Company was listed on the National Stock Exchange of India Limited and BSE Limited, following the sale of 12.63% out of the shares held by ICICI Bank through an offer for sale in an initial public offering. ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2017, with a market share of 8.4% on a gross direct premium income basis according to the General Insurance Council of India. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the largest mutual fund in India in terms of average funds under management for the three months ended March 31, 2017 according to Association of Mutual Funds in India. We cross-sell the products of our insurance and asset management subsidiaries and other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has an operating subsidiary in the United States, ICICI Securities Inc., engaged in brokerage services. Our private equity fund management subsidiary ICICI Venture Funds Management Company manages funds that make private equity investments.

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

Trends in fiscal 2017

Global economic growth slowed to 3.1% during calendar year 2016, with moderation in both advanced as well as emerging economies. The US Federal Reserve increased policy rates towards the end of calendar year 2016, and again in March 2017, while the monetary policy stance remained accommodative in most other economies. Commodity prices, which had declined sharply in calendar year 2015, partially recovered during calendar year 2016, particularly those of crude oil and metals. Global trade showed an improvement towards the later part of the year, partly led by the rise in commodity prices.

In India, fiscal year 2017 witnessed a number of major policy initiatives:

•	In May 2016, the Insolvency and Bankruptcy Code, 2016 was enacted providing an institutional framework for recovery and resolution, and protection for investors and creditors.

•	A six-member Monetary Policy Committee comprising members from the Reserve Bank of India and the Government was constituted, with responsibility for monetary policy decision making.

•	On November 8, 2016, the Government of India demonetized Rs. 1,000 and Rs. 500 denomination currency notes as legal tender and introduced new Rs. 500 and Rs. 2,000 denomination currency notes. The extant Rs. 500 and Rs. 1,000 denominated currency notes accounted for approximately Rs. 15.00 trillion or approximately 86.0% of the total currency in circulation. This step was taken with the aim to curb the parallel economy, eliminate the use of counterfeit notes and encourage a shift to digital transaction modes.

•	Fiscal policy was reformed with the merger of the Railway Budget with the Union Budget and removing the categorization of expenditure into plan and non-plan. Foreign investment policies were further liberalized, and the dissolution of the Foreign Investment Promotion Board was announced.

•	Legislation relating to the Goods and Services Tax was enacted, paving the way for its implementation in fiscal 2018. The Goods and Services Tax is a unified single tax replacing the various indirect taxes on goods and services such as central excise duty, service tax, additional customs duty, central sales tax and state value added tax currently being collected by the central and state governments.

India’s gross domestic product grew by 7.1% year-on-year during fiscal 2017 compared to a growth of 8.0% during fiscal 2016. As per industry-wise growth estimates on gross value added basis, the agriculture sector grew by 4.9%, the industrial sector by 5.6% and the services sector by 7.7% during fiscal 2017 compared to 0.7%, 8.8% and 9.7% respectively during fiscal 2016.

Retail inflation, as measured by the Consumer Price Index, eased from 4.8% in March 2016 to 3.9% in March 2017. Core consumer price index inflation, excluding food and fuel products, increased from 4.7% in March 2016 to 4.9% in March 2017. The wholesale price index ended fiscal 2017 with an increase of 5.3% year-on-year in March 2017, as compared to a contraction during fiscal 2016. The average wholesale price index inflation during fiscal 2017 was 1.7% compared to a decline of 3.7% during fiscal 2016.

The repo rate was reduced by 50 basis points during fiscal 2017 with a 25 basis points reduction from 6.75% to 6.50% in April 2016 and another 25 basis points reduction to 6.25% in October 2016. This took the cumulative reduction in the repo rate since January 2015, when the policy rate reduction cycle began, to 175 basis points. However, in the subsequent policy announcements during the year, the repo rate was kept unchanged and the policy stance was changed from accommodative to neutral in February 2017 due to concerns on inflation exceeding the articulated target band of 4% (+/- 2%) going forward.

Trends in merchandise trade remained muted for most of fiscal 2017 but picked up during the latter part of the year. Exports grew by 5.4% and imports by 0.5% year-on-year during fiscal 2017 compared to a decline of 15.5% and 15.0% respectively during fiscal 2016. The improvement in trade primarily reflected the pickup in global commodity prices and improvement in global trade flows. India’s current account deficit narrowed to 0.7% of gross domestic product during fiscal 2017, compared to 1.1% of gross domestic product during fiscal 2016. Foreign direct investment inflows were at US$ 42.2 billion during fiscal 2017 compared to inflows of US$ 44.9 billion during fiscal 2016. There was a net inflow of investments by foreign portfolio investors of US$ 7.8 billion during fiscal 2017, with a net inflow of US$ 8.6 billion in equity markets and a net outflow of US$ 0.8 billion in debt markets. The equity market benchmark S&P BSE Sensex increased by 16.9% during fiscal 2017 to close at 29,621. The Rupee appreciated from Rs. 66.3 per U.S. dollar at year-end fiscal 2016 to Rs. 64.9 per U.S. dollar at year-end fiscal 2017. Yields on the benchmark 10-year Government securities remained in the range of 7.0% to 7.5% during April-October 2016. Yields fell significantly following the withdrawal of legal tender status of high denomination currency notes to around 6.2% in November 2016, but thereafter increased to 6.7% at March 31, 2017.

In the banking sector, there was an increase in deposits following the withdrawal of legal tender status of high denomination currency notes in November 2016. There was a net increase of Rs. 8.20 trillion in deposits in the banking system from November 2016 to March 2017. Total deposit growth, which was in the range of 9.0-10.0% year-on-year for most part of April-October 2016, increased to over 15.0% year-on-year in November 2016 and subsequently moderated to 11.8% year-on-year at March 31, 2017, as compared to a growth of 9.1% year-on-year at April 1, 2016. Demand deposits grew by 20.1% year-on-year at March 31, 2017 compared to a 14.4% year-on-year growth at April 1, 2016. Time deposits grew by 10.7% year-on-year at March 31, 2017 compared to an 8.5% year-on-year growth at April 1, 2016. Credit growth, however, remained muted. Non-food credit, which grew in the range of 9.0-11.0% year-on-year during April-October 2016, moderated further from November 2016 and grew by 5.8% year-on-year at March 31, 2017 compared to 9.9% year-on-year at April 1, 2016. The banking system continued to experience stress on corporate asset quality due to low profitability, the slowdown in economic growth particularly in industrial and services sectors and subdued investment activity. The process of resolution of stressed assets remained slower than expected due to delays in decision making at the Joint Lenders’ Forum that were set up to explore options for early resolution of stress in loan accounts. Several measures were announced by the Reserve Bank of India and the government, including the introduction of the Insolvency and Bankruptcy Code, during the year to enable early resolution of assets. However, the continued challenges in the operating and recovery environment adversely impacted the pace of resolution leading to a significant increase in non-performing loans. The gross non-performing ratio in the Indian banking industry increased from 7.8% at March 31, 2016 to 9.6% at March 31, 2017. Total stressed loans (including standard restructured advances) increased from 11.7% at March 31, 2016 to 12.0% at March 31, 2017.

During the year, digital financial transactions received impetus through the launch of new payment applications including the Unified Payment Interface, a payment platform which allows instant fund transfer to any bank account using a virtual payment address and without requiring bank account details, the Bharat Interface for Money a mobile application built using the Unified Payment Interface and the Aadhaar-Enabled Payment System which enables banking transactions using authentication based on Aadhaar, India’s unique identification number. Transactions using the Unified Payment Interface, including Bharat Interface for Money, were Rs. 69.5 billion in the first year of its launch in fiscal 2017.

The sharp increase in deposit growth compared to credit growth led to an increase in liquidity in the banking system during the third and fourth quarter of fiscal 2017. In line with the Reserve Bank of India’s articulated objective of maintaining system liquidity at near neutrality, the liquidity in the system just prior to the withdrawal of high denomination currency notes was at a deficit of Rs. 350.0 billion at November 8, 2016. Subsequently, liquidity increased significantly and crossed Rs. 5.0 trillion in a span of two weeks. In order to absorb surplus liquidity, as a temporary measure the Reserve Bank of India announced an incremental cash reserve ratio of 100.0% of the increase in net demand and time liabilities between September 16, 2016 and November 11, 2016 effective the fortnight beginning November 26, 2016. Later, to facilitate liquidity management operations by the Reserve Bank of India, the Government of India on December 2, 2016, revised the ceiling for issue of securities under the Market Stabilization Scheme to Rs. 6.00 trillion. Subsequently, on December 7, 2016, the Reserve Bank of India withdrew the incremental cash reserve ratio requirement effective the fortnight beginning December 10, 2016. During the three months ended March 31, 2017, the Reserve Bank of India adopted reverse repo transactions and issuance of securities under the Market Stabilization Scheme to absorb the surplus liquidity in the system. However, liquidity remained high with an average daily liquidity surplus of Rs. 5.93 trillion during the three months ended March 31, 2017, compared to an average daily liquidity surplus of Rs. 2.24 trillion during the three months ended December 31, 2016. In the monetary policy announced in April 2017, the Reserve Bank of India narrowed the policy rate corridor from +/- 50 basis points to +/- 25 basis points. Accordingly, the reverse repo rate and the marginal standing facility rate were revised by 25 basis points lower/higher than the repo rate to 6.0% and 6.5% respectively. Further, the Reserve Bank of India has proposed the introduction of a Standing Deposit Facility that will eliminate the requirement of collateral for absorbing liquidity.

Following the withdrawal of legal tender status of high denomination currency notes, several short-term measures were announced by the Reserve Bank of India. From time to time, guidelines were issued with regard to limits on exchange of the specified currency notes and cash withdrawal limits from ATMs and bank accounts. Banks also proactively initiated steps like waiving merchant discount rates and transaction related charges during the period. The key regulations announced by the Reserve Bank of India during this period were:

•	Banks were directed to waive levy of ATM charges for all transactions of savings account customers, including both financial and non-financial transactions, and irrespective of the number of transactions at own or at other banks’ ATMs. The waiver was applicable from November 10, 2016 to December 30, 2016.

•	In order to facilitate wider acceptance of digital transactions, temporary measures were introduced such as reduction in the merchant discount rate for debit card transactions up to Rs. 2,000 and waiver of charges on transactions settled on payment channels like Immediate Payment Service (IMPS), unstructured supplementary service data (USSD) based mobile banking services and Unified Payment Interface systems for transactions up to Rs. 1,000. These measures were effective from January 1, 2017 to March 31, 2017.

•	While limits on cash withdrawals and waiver of ATM charges were discontinued from March 31, 2017, the Reserve Bank of India decided to continue the special merchant discount rates till issuance of final instructions. Meanwhile, the Government of India decided to absorb merchant discount rates for debit card transactions for tax and non-tax bill payments to the government. This was effective from January 1, 2017, with reimbursement on a quarterly basis. Further, in February 2017, the Reserve Bank of India released a draft circular on rationalization of merchant discount rate for debit card transactions. The Reserve Bank of India has proposed to restructure the merchant discount rate based on merchant turnover rather than slab-rates based on transaction value.

•	In November 2016, the Reserve Bank of India extended the period for recognizing a loan account as sub-standard by an additional 60 days. The guideline was applicable to working capital accounts, agriculture, housing and term loans up to Rs. 10 million. Further, in December 2016, this benefit was extended by another 30 days, over and above the earlier period of 60 days, in case of working capital accounts, agriculture loans and term loans for business purposes of up to Rs. 10 million.

•	Banks were permitted to provide additional working capital limits to borrowers in the micro and small enterprise segment to overcome the difficulties arising from withdrawal of legal tender status of high denomination currency notes by the government of India in November 2016. This was a one-time measure permitted up to March 31, 2017.

The first year retail premium underwritten in the life insurance sector (on weighted received premium basis) grew by 20.7% from Rs. 440.8 billion during fiscal 2016 to Rs. 532.2 billion during fiscal 2017. Gross direct premium income of the general insurance sector grew by 32.4% from Rs. 963.8 billion during fiscal 2016 to Rs. 1,276.3 billion during fiscal 2017. The average assets under management of mutual funds increased by 35.2% from Rs. 13,534.4 billion for the three months ended March 31, 2016 to Rs. 18,295.8 billion for the three months ended March 31, 2017.

Other key regulatory developments were:

•	In April 2016, the Reserve Bank of India allowed the issuance of priority sector lending certificates and permitted banks to trade their priority sector portfolios by selling/buying these certificates. There will be no transfer of risks or loan assets in these transactions. A bank can issue priority sector lending certificates up to 50.0% of the previous year’s priority sector lending achievement. The certificates will expire on March 31 and will not be valid beyond the last reporting date for the fiscal. The calculation of priority sector lending would be the sum of the outstanding priority sector lending portfolio and the net priority sector lending certificates purchased.

•	In May 2016, the Reserve Bank of India issued a discussion paper proposing limits on the banking system’s exposure to large borrowers and higher standard asset provisioning and risk weights on incremental exposures beyond the normally permitted lending limits. Draft guidelines were issued in August 2016 and the final guidelines in December 2016. According to the guidelines, a borrower having an aggregate fund-based credit limit of Rs. 250.0 billion at any time during fiscal 2018 will be considered a large borrower. This limit will be gradually reduced to Rs. 150.0 billion in fiscal 2019 and to Rs. 100.0 billion from fiscal 2020 onwards. The normally permitted lending limit is defined as an amount that is 50.0% of the incremental funds raised over and above the aggregate fund-based credit limit. The general provision required on the incremental exposure above the normally permitted lending limit would be 3.0% and the additional risk weight for such exposure over and above the applicable risk weight would be 75.0%. The framework is applicable from April 1, 2017 with respect to identification of specified borrowers. The disincentive mechanism in terms of additional provisioning and higher risk weights will become applicable from April 1, 2018.

•	As an additional measure to strengthen the ability of banks to deal with large stressed assets, in June 2016 the Reserve Bank of India issued guidelines introducing the Scheme for Sustainable Structuring of Stressed Assets (S4A). Projects that have commenced commercial operations and have aggregate borrowings (including interest) of over Rs. 5.0 billion are eligible to be structured under the scheme. The scheme is applicable where the Joint Lenders’ Forum concludes, based on a techno-economic viability assessment, that the current sustainable debt can be serviced over its tenor at current levels of cash flows. The portion assessed as unsustainable should be converted into equity or redeemable cumulative optionally convertible preference shares or convertible debentures and may attract higher provisioning. The scheme may include allowing the current promoter to continue with majority shareholding, or bringing in a new promoter, or lenders acquiring majority shareholding through conversion of debt into equity. Further, in November 2016, revised guidelines were issued allowing the sustainable portion of the debt to be treated as standard at the time of implementation of the resolution, subject to provisions made upfront, covering the higher of 25.0% of the total outstanding or 50.0% of the unsustainable portion of debt.

•	In July 2016, the Reserve Bank of India allowed banks to include government securities equivalent to an additional 1.0% of net demand and time liabilities under Facility to Avail Liquidity for Liquidity Coverage Ratio (FALLCR) as level 1 high quality liquid assets for the computation of the liquidity coverage ratio. With this, a total of 11.0% of net demand and time liabilities comprising statutory liquidity ratio securities would be available for banks to recognize as level one high quality liquid assets.

•	The Reserve Bank of India increased the risk weights on externally unrated exposures to corporates, asset finance companies and infrastructure financing non-banking finance companies. According to guidelines issued in August 2016, risk weights on externally unrated exposures, where the exposure of the banking system exceeds Rs. 2.0 billion, would increase from 100.0% to 150.0% from June 30, 2017. Aggregate exposure of more than Rs. 1.0 billion which was rated earlier and subsequently became unrated attracts a risk weight of 150.0% from August 2016.

•	The Reserve Bank of India issued a new framework for sale of distressed assets by banks in September 2016. Key features of the framework include allowing banks to sell such assets to non-banking finance companies, while earlier only sale to securitization companies/asset reconstruction companies were allowed. The framework requires using an e-auction platform and has introduced a floor of provisioning for investment in security receipts (SRs) backed by stressed assets. The provisioning is at the rate applicable to the underlying loans, assuming that the loans notionally continued in the books of the bank, if more than 50% of the security receipts are held by the bank that sold loans from April 1, 2017. This threshold will be reduced to 10% from April 2018. The framework also prescribes additional disclosure requirements and offering first right of refusal to securitization companies/asset reconstruction companies which has already acquired a significant share of the asset through the auction process.

•	In November 2016, the Reserve Bank of India allowed banks to raise funds through issuance of rupee denominated bonds overseas. Banks have been permitted to issue Perpetual Debt Instruments (PDI) qualifying for inclusion as additional Tier 1 capital and debt capital instruments qualifying for inclusion as Tier 2 capital, by way of rupee denominated bonds in the overseas market.

•	In February 2017, the Reserve Bank of India issued amendments with regard to payment of coupon on Basel III capital instruments. As per the revised guidelines, if current year profits are not sufficient, coupon may be paid through profits brought forward from previous years, and/or reserves representing appropriation of net profits including statutory reserves. However, this would exclude share premium, revaluation reserve, foreign currency translation reserve, investment reserve and reserves created on amalgamation. Appropriation from the statutory reserve shall be the last option when all other profit pools/reserves fall short of the coupon amount.

•	The Reserve Bank of India revised the Prompt Corrective Action framework for banks effective from April 1, 2017. As per the revised guidelines, a bank may be placed under the framework at any point in time, if it is found to breach any of the parameters prescribed. The key criteria for invocation of the prompt correct action include either falling below the capital adequacy ratio of 10.25% and/or common equity tier 1 ratio of 6.75%, or exceeding net non-performing asset ratio of 6.0%, or negative return on assets for two consecutive years, or a leverage ratio of below 4.0%. Depending upon the extent of breach, the bank may be classified into three risk thresholds and will be accordingly restricted from business expansion and will be required to take mandatory action for resolution. A bank breaching the risk threshold where the common equity tier 1 falls below 3.625% could be considered for resolution through tools like amalgamation, reconstruction and winding-up.

•	In April 2017, the Reserve Bank of India issued guidelines requiring banks to make additional disclosures in their financial statements where there is a material divergence in the asset classification and provisioning by banks as compared to that prescribed by the regulator. The guidelines require that where the additional provisioning requirements assessed by the Reserve Bank of India exceed 15.0% of the published net profits after tax for the reference period, and/or the additional gross non-performing assets identified by the Reserve Bank of India exceed 15.0% of the published incremental gross non-performing assets for the reference period, the same will have to be disclosed in the notes to accounts section of the annual report.

•	In April 2017, the Reserve Bank of India issued clarifications with regard to recognizing gains in the profit and loss account on repatriation of accumulated profits/retained earnings from overseas branches. As per the clarification, banks cannot recognize in the profit and loss account the proportionate exchange gains or losses held in the foreign currency translation reserve on repatriation of profits from overseas operations.

•	In a guideline issued in April 2017, the Reserve Bank of India required banks to maintain provisions for standard assets at rates higher than the regulatory requirement, particularly in respect of advances to stressed sectors of the economy. Banks are required to put in place a Board-approved policy, to be reviewed on a quarterly basis, for making higher provisions based on evaluation of risk and stress in various sectors. As an immediate step, such evaluation in the telecom sector was required to be completed by June 30, 2017.

•	To further facilitate timely resolution of stressed assets, the Banking Regulation (Amendment) Ordinance, 2017 was promulgated in May 2017, which enables the Government to authorize the Reserve Bank of India to direct banks to resolve specific stressed assets. The Ordinance amended section 35A of the Banking Regulation Act, 1949 and inserted two new sections 35AA and 35AB. Through this amendment, the Reserve Bank of India is authorized to intervene and instruct banks to resolve specific stressed assets and initiate insolvency resolution process where required. The Reserve Bank of India is also empowered to issue other directions for resolution, and appoint or approve for appointment, authorities or committees to advise banking companies for resolution of stressed assets. Subsequently, to facilitate timely decision making under the Joint Lenders’ Forum, the Reserve Bank of India issued guidelines directing banks to adhere to timelines and any resolution plan approved by 60% of the creditors by value and 50% of the creditors by number at the Joint Lenders’ Forum was made binding on all members. The Overseeing Committee, that was set up to oversee resolution under the Scheme for Sustainable Structuring of Stressed Assets (S4A), was reconstituted and expanded and the scope of cases to be referred to the Overseeing Committee was also expanded to include cases other than under the S4A Scheme having aggregate banking system exposure greater than Rs. 5.00 billion.

Further, in June 2017, the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed accounts. The Reserve Bank of India has also directed banks to maintain a minimum prescribed provision for these cases referred to the National Company Law Tribunal. With respect to other identified stressed accounts, the banks are required to finalize a resolution plan within six months. In cases where a viable resolution plan is not agreed upon within six months, banks shall be required to file for insolvency proceedings under the Insolvency and Bankruptcy Code.

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

From fiscal 2010, the Indian corporate sector undertook significant investments, including in the infrastructure and commodity sectors. This led to high loan growth in the banking sector, including for us. Subsequently, the Indian economy experienced challenges in terms of high inflation and consequently higher interest rates, currency depreciation and a sharp slowdown in economic growth. The corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, including from the government, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals like clearances on environment and land, and judicial decisions like the deallocation of coal mines. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic scenario and volatility in global and domestic financial markets. Corporate investment activity declined. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector. The corporate sector continued to be impacted due to lower than anticipated cash flow generation and high leverage. The significant decline in global commodity prices in fiscal 2015 and fiscal 2016, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors. Capital investments in the economy remained subdued impacting corporations in investment-linked sectors like construction. Due to the lower than projected cash flows, the progress in reducing leverage in the corporate sector was slow, and the additions to non-performing loans, including slippages from restructured loans, increased.

During fiscal 2017, the additions to non-performing loans, including slippages from restructured loans, continued to remain elevated as the corporate sector challenges continued due to the slowdown in economic growth, low corporate profitability and subdued investment activity. The slowdown in economic growth was primarily in the industrial and services sectors, with growth in the industrial sector moderating to 5.6% during fiscal 2017 compared to 8.8% during fiscal 2016, and in the services sector to 7.7% in fiscal 2017 compared to 9.7% in fiscal 2016. Further, during the second half of fiscal 2017, there was a reduction in the availability of cash caused by the withdrawal of high denomination currency notes by the government of India, which also impacted businesses. While several companies are working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, the process of resolution of stressed assets remained slower than expected due to delays in decision making at the Joint Lenders’ Forum that were set up to explore options for early resolution of stress in loan accounts. Several measures were announced by the Reserve Bank of India and the government, including the introduction of the Insolvency and Bankruptcy Code, during the year to enable early resolution of assets. However, the continued challenges in the operating and recovery environment adversely impacted the pace of resolution leading to a significant increase in non-performing loans, including slippages from restructured loans, during fiscal 2017.

See also “—Executive Summary—Business environment—Trends in fiscal 2017”.

Due to the increased level of risks in the business environment, the Indian banking system in general has experienced an increase in the level of additions to non-performing loans including slippages from restructured loans. During the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, Indian banks, including us, experienced a substantial increase in the level of additions to non-performing loans, including downgrades from restructured loans, into non-performing status during the second half of fiscal 2016. During fiscal 2017, the additions to non-performing loans, including slippages from restructured loans, continued to remain elevated as the corporate sector challenges continued due to the slowdown in economic growth, low corporate profitability and subdued investment activity. In June 2017, the Reserve Bank of India has directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers would be required to be finalized within specified timeframes, failing which the borrowers would go into liquidation. Given the limited experience of this framework, the successful resolution of these borrowers would be achieved, and should one or more of these borrowers go into liquidation, the provisioning requirement and credit loss on these loans could result in significantly higher provisions.

There has been a substantial moderation in overall loan growth in the banking sector, driven primarily by lower growth in credit to the corporate sector. System deposits growth in fiscal 2017 improved sharply due to the Government’s decision to withdraw high denomination currency notes. This resulted in a significant increase in savings and current account deposits, and a reduction in deposit rates for banks. In general, trends in systemic liquidity, interest rates and inflation influence deposit growth, especially with respect to low cost savings and current account deposits. Our ability to grow our low cost deposit base may be impacted by increasing competition for such deposits from existing banks and new entrants. The slowdown in fresh corporate investments and new infrastructure projects has impacted our related fee income revenue streams. Given these developments, we have adopted a balanced approach to growth, risk management and profitability. We have continued our focus on driving momentum in the retail segment while adopting a selective approach to corporate lending. We have also focused on sustaining the improvements in our deposit profile and cost ratios and managing the quality of our portfolio. As we grow our businesses, meeting customer expectations on service quality has been a critical element of our strategy.

A discussion of our financial performance in fiscal 2017 is given below:

Operating profit before provisions increased by 14.2% from Rs. 266.1 billion in fiscal 2016 to Rs. 303.9 billion in fiscal 2017 primarily due to an increase in non-interest income, offset, in part, by an increase in non-interest expenses.

Net interest income increased by 3.2% from Rs. 253.0 billion in fiscal 2016 to Rs. 261.0 billion in fiscal 2017 reflecting an increase of 9.2% in the average volume of interest-earning assets, offset, in part, by a decrease in net interest margin by 19 basis points from 3.52% in fiscal 2016 to 3.33% in fiscal 2017.

Non-interest income increased by 24.6% from Rs. 421.0 billion in fiscal 2016 to Rs. 524.6 billion in fiscal 2017 primarily due to an increase in net earned premium and other operating income relating to insurance business and income from treasury-related activities. Premium and other operating income relating to insurance business increased by 18.3% from Rs. 263.8 billion in fiscal 2016 to Rs. 312.0 billion in fiscal 2017 primarily reflecting an increase in business volume. Income from treasury-related activities increased from Rs. 66.2 billion in fiscal 2016 to Rs. 114.4 billion in fiscal 2017, primarily due to the Bank’s sale, during fiscal 2017, of equity shares representing a 12.63% shareholding in its life insurance subsidiary, ICICI Prudential Life Insurance Company Limited, through an initial public offer. This sale resulted in a gain of Rs. 51.3 billion.

Non-interest expenses increased by 18.1% from Rs. 407.9 billion in fiscal 2016 to Rs. 481.7 billion in fiscal 2017, primarily due to an increase in expenses pertaining to insurance business and other operating expenses.

Provisions and contingencies (excluding provision for tax) increased by 34.8% from Rs. 123.1 billion in fiscal 2016 to Rs. 165.8 billion in fiscal 2017. This increase was primarily due to an increase in provisions for non-performing assets. The net non-performing assets ratio increased from 2.7% at year-end fiscal 2016 to 4.7% at year-end fiscal 2017. The provisions for non-performing assets are expected to remain elevated in the near term due to high corporate sector leverage, slow improvement in corporate cash flows, the time required for resolution of stressed assets and the evolving regulatory approach.

The income tax expense decreased by 26.9% from Rs. 33.8 billion in fiscal 2016 to Rs. 24.7 billion in fiscal 2017 primarily due to a lower effective tax rate in fiscal 2017, primarily reflecting the composition of income.

As a result of the above, the profit after tax increased marginally from Rs. 101.8 billion in fiscal 2016 to Rs. 101.9 billion in fiscal 2017.

Net worth (equity share capital and reserves and surplus) increased from Rs. 941.1 billion at year-end fiscal 2016 to Rs. 1,046.3 billion at year-end fiscal 2017 primarily due to accretion to reserves from profit for the year.

Total assets increased by 7.3% from Rs. 9,187.6 billion at year-end fiscal 2016 to Rs. 9,860.4 billion at year-end fiscal 2017. Total deposits increased by 13.6% from Rs. 4,510.8 billion at year-end fiscal 2016 to Rs. 5,125.9 billion at year-end fiscal 2017. Savings account deposits increased by 23.9% from Rs. 1,444.6 billion at year-end fiscal 2016 to Rs. 1,790.1 billion at year-end fiscal 2017. Current account deposits increased by 27.3% from Rs. 603.4 billion at year-end fiscal 2016 to Rs. 767.9 billion at year-end fiscal 2017. The current account and savings account ratio (ratio of current account and savings account deposits to total deposits) increased from 45.4% at year-end fiscal 2016 to 49.9% at year-end fiscal 2017 which includes the impact of significantly higher current account and savings account deposit inflows in the second half of the fiscal 2017 following the withdrawal of legal tender status of high denomination currency notes by the government of India. Total advances increased by 4.4% from Rs. 4,937.3 billion at year-end fiscal 2016 to Rs. 5,153.2 billion at year-end fiscal 2017. Our retail advances increased by 12.7% from Rs. 2,385.7 billion at year-end fiscal 2016 to Rs. 2,689.6 billion at year-end fiscal 2017.

ICICI Bank’s branch network in India increased from 4,450 branches at year-end fiscal 2016 to 4,850 branches at year-end fiscal 2017. The ATM network of the Bank increased from 13,766 ATMs at year-end fiscal 2016 to 13,882 ATMs at year-end fiscal 2017.

The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2017 were: common equity Tier 1 risk-based capital ratio of 13.7%; Tier 1 risk-based capital ratio of 14.4% and total risk-based capital ratio of 17.4%. Our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2017 were: common equity Tier 1 risk-based capital ratio of 13.8%; Tier 1 risk-based capital ratio of 14.4%; and total risk-based capital ratio of 17.3%.

Business outlook

Growth in India’s gross domestic product had recovered from 6.4% in fiscal 2014 to 7.5% in fiscal 2015 and further to 8.0% in fiscal 2016. Growth in fiscal 2017, however, declined to 7.1% primarily due to the slowdown in growth in industrial and services sectors. Growth in the industrial sector moderated to 5.6% during fiscal 2017 compared to 8.8% during fiscal 2016, and in the services sector to 7.7% in fiscal 2017 compared to 9.7% in fiscal 2016. Other macroeconomic parameters remained stable supported by a moderation in inflation, a strengthened external sector position and a relatively stable exchange rate. The corporate sector continued to experience challenges reflected in low profitability and subdued investment activity. During fiscal 2017, credit growth in the Indian banking system continued to remain muted while deposit growth improved following the Government’s decision to withdraw high denomination currency notes. This was accompanied by an increase in the level of non-performing loans. See also “Risk Factors—Risks Relating to India and other Economic and Market Risks—A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer”.

The operating environment for the Indian corporate sector continues to remain challenging, in view of the gradual nature of the economic recovery, continued weak corporate investment activity and high leverage. The decline in commodity prices has had an impact on borrowers in commodity-linked sectors. Subdued capital investment in the economy has impacted corporations in investment-linked sectors like construction. Lending opportunities for banks in the corporate sector have remained limited due to weak credit demand with focus shifting to higher rated corporates and the retail segment for incremental credit. Competitive pressures in lending to these segments are impacting pricing and the net interest income of banks. Further, pricing of loans has been impacted by the introduction of marginal cost of funds based lending rates, which has led to re-pricing of loans to a lower rate compared to the earlier base rate. The withdrawal of high denomination currency notes in November 2016 also increased pricing pressures due to the significant inflow of low cost deposits in the banking system. Competition is also rising among a few large public sector banks, private sector banks and the recently licensed new types of banks that are seeking to expand their customer base through deployment of capital and technology.

Due to the increased level of risks in the business environment, the Indian banking system in general has experienced an increase in the level of additions to non-performing loans including slippages from restructured loans. Further, during the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, non-performing loans and provisions of a number of Indian banks, including us, increased significantly during the second half of fiscal 2016.

During fiscal 2017, corporate sector challenges continued due to the slowdown in economic growth, low corporate profitability and subdued investment activity. Further, during the second half of fiscal 2017, there was a reduction in the availability of cash caused by the withdrawal of high denomination currency notes by the government of India, which also impacted businesses. While several companies are working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, the process of resolution of stressed assets remained slower than expected due to delays in decision making at the Joint Lenders’ Forum that were set up to explore options for early resolution of stress in loan accounts. Several measures were announced by the Reserve Bank of India and the government, including the introduction of the Insolvency and Bankruptcy Code, during the year to enable early resolution of assets. However, the continued challenges in the operating and recovery environment adversely impacted the pace of resolution leading to a significant increase in non-performing loans during fiscal 2017. Further, in June 2017, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers would be required to be finalized within specified timeframes, failing which the borrowers would go into liquidation. The Reserve Bank of India has also specified higher provisions in respect of loans to these borrowers. Given the limited experience of this framework, should one or more of these borrowers go into liquidation, the provisioning requirement and credit loss on these loans could result in significantly higher provisions. Our non-performing loans and provisions are expected to remain elevated in the near term.

However, over the longer-term, we see favorable prospects for the Indian economy. The Government and the Reserve Bank of India have announced several measures to address the stress in the Indian banking system. The Government has also announced several policy initiatives in the areas of foreign investments, promoting manufacturing, efficiency of government services, fiscal consolidation and long-term projects for improving infrastructure. Structural reforms like the implementation of the Goods and Services Tax have been introduced. We expect India’s strong domestic consumption and investment drivers to continue to support healthy rates of growth. Increasing household incomes and consumption are expected to lead to opportunities in retail savings, investment and loan products, significant industrial and infrastructure investment potential to lead to opportunities in project and corporate finance, and increasing global linkages to lead to opportunities in international banking for Indian corporations and non-resident Indians.

In the life insurance sector, the new business retail weighted premium for the industry increased by 20.7% during fiscal 2017 compared to growth of 8.1% during fiscal 2016. The private sector life insurance companies saw a growth of 26.4% in fiscal 2017 compared to a growth of 13.6% in fiscal 2016 on new business retail weighted premium basis. In the general insurance sector gross direct premium income grew by 32.4% in fiscal 2017. See also “Business—Overview of Our Products and Services—Insurance”.

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

The success of our strategy depends on several factors, including our ability to grow our low cost deposit base, growing our loan book profitably, containing non-performing and restructured loans, early resolution of stressed assets, our judicial process, maintaining regulatory compliance in an evolving regulatory environment, addressing regulators’ assessments of and observations on our operations, and competing effectively in the Indian corporate and retail financial services market. Regulations governing the financial sector in India, including banking, insurance and asset management, continue to evolve, with a potential impact on the growth and profitability of financial services groups such as us. Our overseas branches are primarily funded from wholesale sources and global financial market conditions may impact our ability to raise funds and grow the business of our overseas branches. See also “Risk Factors—Risks Relating to Our Business—Our international operations increase the complexity of the risks that we face”. The success of our strategy is also subject to the overall regulatory and policy environment in which we operate including the direction of monetary policy. Our ability to execute our strategy will also depend on the liquidity and interest rate environment. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”. With regard to our overseas banking subsidiaries, recent global developments, including subdued crude oil prices and continuing negotiations between the United

Kingdom and European policymakers following its vote to withdraw from the European Union, are expected to slow down economic growth in Canada and the United Kingdom, respectively, which in turn could impact the business of our banking subsidiaries in these countries.

For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

Average Balance Sheet

The average balances are the sum of daily average balances outstanding, except for the average balances of our overseas branches which are calculated on fortnightly basis for period till September 2014. From October 2014, average balances of the foreign branches are also averages of daily balances. The yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. We have re-calculated tax-exempt income on a tax-equivalent basis. Tax exempt income primarily consists of dividend income and interest income on tax free bonds. For fiscal 2017, we have applied an effective marginal tax rate of 27% for the purpose of this recomputation. Other interest income has been bifurcated into rupee and foreign currency amounts in order to facilitate the explanation of movements of rupee and foreign currency spreads and margins. The rupee portion of other interest income primarily includes interest on income tax refunds and income from interest rate swaps. The foreign currency portion of other interest income primarily includes income from interest rate swaps in foreign currencies. These swaps are not part of our portfolio and are undertaken by us to manage the market risk arising from our assets and liabilities. Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which contribute to the major components of interest income, interest expense and net interest income.

	Year ended March 31,
	2015					2016					2017
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	2,655,787	Rs.	321,025	12.09%	Rs.	3,117,572	Rs.	353,636	11.34%	Rs.	3,539,213	Rs.	366,258	10.35%
Foreign currency		1,393,493		59,572	4.28		1,555,024		61,873	3.98		1,457,164		54,546	3.74
Total advances		4,049,280		380,597	9.40		4,672,596		415,509	8.89		4,996,376		420,804	8.42
Investments:
Rupee(1)		1,746,884		139,343	7.98		1,863,861		143,498	7.70		2,105,650		154,825	7.35
Foreign currency		76,461		1,107	1.45		105,495		1,790	1.70		117,045		2,231	1.91
Total investments		1,823,345		140,450	7.70		1,969,356		145,288	7.38		2,222,696		157,056	7.07
Other interest-earning assets:
Rupee[1]		436,451		16,372	3.75		507,352		19,027	3.75		557,025		20,248	3.63
Foreign currency		140,116		1,092	0.78		97,331		655	0.67		135,643		1,126	0.83
Total other interest-earning assets		576,567		17,464	3.03%		604,683		19,682	3.25%		692,668		21,374	3.09%
Other interest income:
Rupee				5,624					6,771					7,512
Foreign currency				8,156					7,730					5,150
Total other interest income				13,780					14,501					12,661

Interest-earning assets:
Rupee		4,839,122		482,364	9.97		5,488,785		522,932	9.53		6,201,888		548,842	8.85
Foreign currency		1,610,070		69,927	4.34		1,757,850		72,048	4.10		1,709,852		63,053	3.69
Total interest-earning assets		6,449,192		552,291	8.56		7,246,635		594,980	8.21		7,911,740		611,895	7.73
Fixed assets		56,101					59,269					88,377
Other assets		1,184,109					1,185,038					1,361,346
Total non-earning assets		1,240,210					1,244,307					1,449,723

	Year ended March 31,
	2015					2016					2017
	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Total assets	Rs.	7,689,402	Rs.	552,291		Rs.	8,490,942	Rs.	594,980		Rs.	9,361,464	Rs.	611,895

Liabilities:
Savings account deposits:
Rupee	Rs.	981,430	Rs.	39,012	3.98%	Rs.	1,121,213	Rs.	44,730	3.99%	Rs.	1,391,381	Rs.	55,373	3.98%
Foreign currency		76,724		849	1.11		86,770		957	1.10		83,108		805	0.97
Total savings account deposits		1,058,154		39,861	3.77		1,207,983		45,687	3.78		1,474,489		56,177	3.81
Time deposits:
Rupee		1,693,728		148,279	8.75		1,891,635		155,382	8.21		2,163,756		162,366	7.50
Foreign currency		461,456		19,583	4.24		456,709		18,921	4.14		383,130		14,084	3.68
Total time deposits		2,155,184		167,862	7.79		2,348,344		174,303	7.42		2,546,886		176,449	6.93
Other demand deposits:
Rupee		277,798					326,919					409,105
Foreign currency		48,364					57,249					67,693
Total other demand deposits		326,162					384,168					476,798
Total deposits:
Rupee		2,952,956		187,291	6.34		3,339,767		200,112	5.99		3,964,243		217,738	5.49
Foreign currency		586,544		20,432	3.48		600,728		19,878	3.31		533,932		14,888	2.79
Total deposits		3,539,500		207,723	5.87		3,940,495		219,990	5.58		4,498,175		232,626	5.17
Borrowings:
Rupee		717,975		75,376	10.50		815,910		80,749	9.90		834,502		76,252	9.14
Foreign currency		1,188,315		40,083	3.37		1,338,001		39,226	2.93		1,297,597		39,480	3.04
Total borrowings		1,906,290		115,459	6.06		2,153,911		119,975	5.57		2,132,099		115,732	5.43
Interest-bearing liabilities:
Rupee		3,670,931		262,667	7.16		4,155,677		280,861	6.76		4,798,745		293,990	6.13
Foreign currency		1,774,859		60,515	3.41		1,938,729		59,104	3.05		1,831,529		54,368	2.97
Total interest-bearing liabilities		5,445,790		323,182	5.93		6,094,406		339,965	5.58		6,630,273		348,358	5.25
Preference share capital		3,500					3,500					3,500
Other liabilities		1,411,302					1,473,283					1,724,967
Total liabilities		6,860,592		323,182			7,571,189		339,965			8,358,741		348,358
Stockholders’ equity		828,810					919,753					1,002,723
Total liabilities and stockholders’ equity	Rs.	7,689,402	Rs.	323,182		Rs.	8,490,942	Rs.	339,965		Rs.	9,361,464	Rs.	348,358

1	In accordance with the Reserve Bank of India circular dated July 16, 2015, investments in the Rural Infrastructure and Development Fund and other related deposits have been re-grouped to other interest earning assets. Accordingly, figures of fiscal 2015 presented have been re-grouped to conform to the current year presentation.

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

	Fiscal 2016 vs. Fiscal 2015						Fiscal 2017 vs. Fiscal 2016
			Increase (decrease) due to						Increase (decrease) due to
	Net change		Change in average volume		Change in average rate		Net change		Change in average volume		Change in average rate
	(in millions)
Interest income:
Advances:
Rupee	Rs.	32,611	Rs.	52,382	Rs.	(19,771)	Rs.	12,622	Rs.	43,634	Rs.	(31,012)
Foreign currency		2,301		6,427		(4,126)		(7,328)		(3,663)		(3,665)
Total advances		34,912		58,809		(23,897)		5,294		39,971		(34,677)
Investments:
Rupee[1]		4,155		9,006		(4,851)		11,327		17,778		(6,451)
Foreign currency		682		492		190		441		220		221
Total investments		4,837		9,498		(4,661)		11,768		17,998		(6,230)
Other interest-earning assets:
Rupee[1]		2,654		2,659		(5)		1,221		1,806		(585)
Foreign currency		(436)		(288)		(148)		471		318		153
Total other interest earning asset		2,218		2,371		(153)		1,692		2,124		(432)
Other interest income
Rupee		1,148		—		1,148		740		—		740
Foreign currency		(426)		—		(426)		(2,580)		—		(2,580)
Other interest income		722		—		722		(1,840)		—		(1,840)
Total interest income:
Rupee		40,568		64,047		(23,479)		25,910		63,218		(37,308)
Foreign currency		2,121		6,631		(4,510)		(8,996)		(3,125)		(5,871)
Total interest income		42,689		70,678		(27,989)		16,914		60,093		(43,179)
Interest expense:
Savings account deposits:
Rupee		5,717		5,576		141		10,643		10,752		(109)
Foreign currency		107		110		(3)		(152)		(35)		(117)
Total savings account deposits		5,824		5,686		138		10,491		10,717		(226)
Time deposits:
Rupee		7,103		16,256		(9,153)		6,983		20,420		(13,437)
Foreign currency		(662)		(197)		(465)		(4,838)		(2,705)		(2,133)
Total time deposits		6,441		16,059		(9,618)		2,145		17,715		(15,570)
Total deposits:
Rupee		12,820		21,832		(9,012)		17,626		31,172		(13,546)
Foreign currency		(555)		(87)		(468)		(4,990)		(2,740)		(2,250)
Total deposits		12,265		21,745		(9,480)		12,636		28,432		(15,796)
Borrowings:
Rupee		5,373		9,693		(4,320)		(4,497)		1,699		(6,196)
Foreign currency		(856)		4,388		(5,244)		254		(1,229)		1,483
Total borrowings		4,517		14,080		(9,564)		(4,243)		470		(4,713)
Total interest expense:
Rupee		18,193		31,525		(13,332)		13,129		32,871		(19,742)
Foreign currency		(1,411)		4,301		(5,712)		(4,736)		(3,969)		(767)
Total interest expense		16,782		35,825		(19,044)		8,393		28,902		(20,509)
Net interest income:
Rupee		22,375		32,522		(10,147)		12,781		30,347		(17,566)
Foreign currency		3,532		2,330		1,202		(4,260)		844		(5,104)
Total net interest income	Rs.	25,907	Rs.	34,852	Rs.	(8,945)	Rs.	8,521	Rs.	31,191	Rs.	(22,670)

1.	In accordance with the Reserve Bank of India circular dated July 16, 2015, interest on the Rural Infrastructure and Development Fund and other related deposits has been re-grouped from line item ‘income on investments’ to ‘income from other interest earning assets’. Figures of fiscal 2015 have been re-grouped to conform to the current year presentation.

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2013		2014		2015		2016		2017
	(in millions, except percentages)
Interest income(1)	Rs.	451,516	Rs.	497,393	Rs.	552,291	Rs.	594,980	611,895
Average interest-earning assets		5,272,489		5,830,625		6,449,192		7,246,635	7,911,740
Interest expense		282,854		297,106		323,182		339,965	348,358
Average interest-bearing liabilities		4,556,099		4,996,433		5,445,790		6,094,406	6,630,273
Average total assets		6,394,436		7,037,002		7,689,402		8,490,942	9,361,464
Average interest-earning assets as a percentage of average total assets		82.45%		82.86%		83.87%		85.35%	84.51%
Average interest-bearing liabilities as a percentage of average total assets		71.25		71.00		70.82		71.78	70.83
Average interest-earning assets as a percentage of average interest-bearing liabilities		115.72		116.70		118.43		118.91	119.33
Yield		8.56		8.53		8.56		8.21	7.73
Rupee		9.95		9.95		9.97		9.53	8.85
Foreign currency		4.52		4.41		4.34		4.10	3.69
Cost of funds		6.21		5.95		5.93		5.57	5.25
Rupee		7.57		7.34		7.16		6.76	6.13
Foreign currency		3.32		3.16		3.41		3.05	2.97
Spread(2)		2.35		2.58		2.63		2.64	2.48
Rupee		2.38		2.61		2.81		2.77	2.72
Foreign currency		1.20		1.25		0.93		1.05	0.72
Net interest margin(3)		3.20		3.44		3.55		3.52	3.33
Rupee		3.98		4.31		4.54		4.41	4.11
Foreign currency		0.90		0.89		0.58		0.74	0.51

(1)	We have re-calculated tax-exempt income on a tax-equivalent basis. The impact of re-calculation of tax-exempt income on a tax equivalent basis was Rs. 2.7 billion for fiscal 2013, Rs. 2.6 billion for fiscal 2014, Rs. 2.7 billion for fiscal 2015, Rs. 2.0 billion for fiscal 2016 and Rs. 2.5 billion for fiscal 2017.

(2)	Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(3)	Net interest margin is the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Interest income(1)	Rs.	592,937	Rs.	609,399	US$	9,397	2.8%
Interest expense		(339,965)		(348,358)		(5,372)	2.5%
Net interest income	Rs.	252,972	Rs.	261,041	US$	4,025	3.2%

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

Net interest income increased by 3.2% from Rs. 253.0 billion in fiscal 2016 to Rs. 261.0 billion in fiscal 2017, reflecting an increase of 9.2% in the average volume of interest-earning assets, offset, in part, by a decrease in net interest margin by 19 basis points.

Net interest margin

Net interest margin on the rupee portfolio decreased by 30 basis points from 4.41% in fiscal 2016 to 4.11% in fiscal 2017 and net interest margin on foreign currency portfolio decreased by 23 basis points from 0.74% in fiscal 2016 to 0.51% in fiscal 2017. The decrease in overall net interest margin was lower at 19 basis points (from 3.52% in fiscal 2016 to 3.33% in fiscal 2017) primarily due to an increase in proportion of the rupee portfolio, which has relatively higher margins, in the total portfolio.

The yield on the rupee portfolio decreased by 68 basis points from 9.53% in fiscal 2016 to 8.85% in fiscal 2017 primarily due to the following:

•	The yield on rupee advances decreased by 99 basis points from 11.34% in fiscal 2016 to 10.35% in fiscal 2017. The yield on rupee investments decreased by 35 basis points from 7.70% in fiscal 2016 to 7.35% in fiscal 2017. The yield on other interest-earning assets decreased by 12 basis points from 3.75% in fiscal 2016 to 3.63% in fiscal 2017.

•	The yield on rupee advances decreased by 99 basis points from 11.34% in fiscal 2016 to 10.35% in fiscal 2017 primarily due to the following reasons:

•	There were higher additions to non-performing assets and loans under strategic debt restructuring scheme during fiscal 2016 and fiscal 2017. The Bank accounts for interest income on a cash basis on non-performing assets and cases where strategic debt restructuring has been invoked.

•	The Bank reduced its base rate by 65 basis points in three phases in fiscal 2016, a full year impact of this change was reflected in fiscal 2017. Further, the incremental loans by the Bank were made at lower rates, in line with market trends. See also “Business—Loan portfolio—Loan pricing”.

•	The yield on interest-earning rupee investments decreased by 35 basis points from 7.70% in fiscal 2016 to 7.35% in fiscal 2017. The yield on Government securities decreased primarily due to softening of yields. The yield on other than statutory liquidity ratio investments decreased primarily due to a decrease in the yield on bonds and debentures, mutual funds, commercial paper and certificate of deposits, reflecting softening of interest rates, offset, in part, by higher yield on pass through certificates.

•	The yield on other interest-earning assets decreased by 12 basis points from 3.75% in fiscal 2016 to 3.63% in fiscal 2017 primarily due to a decrease in average investment in Rural Infrastructure Development Fund and other related deposits, which are relatively higher yielding amongst other interest-earning assets, and a decrease in yield on short-term money market lending.

•	Interest on income tax refunds increased from Rs. 3.3 billion in fiscal 2016 to Rs. 4.5 billion in fiscal 2017. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds for the rupee portfolio decreased by 63 basis points from 6.76% in fiscal 2016 to 6.13% in fiscal 2017 primarily due to the following factors:

•	The cost of rupee deposits decreased by 50 basis points from 5.99% in fiscal 2016 to 5.49% in fiscal 2017 primarily due to a decrease in the cost of rupee term deposits and an increase in the proportion of average current account and savings account deposits. The cost of rupee term deposits decreased from 8.21% in fiscal 2016 to 7.50% in fiscal 2017 reflecting softening of interest rates. The average rupee current account and savings account deposits as a percentage of total rupee deposits increased from 43.4% in fiscal 2016 to 45.4% in fiscal 2017, which includes the impact of significantly higher current account and savings account deposit inflows in the second half of the fiscal 2017 following the withdrawal of legal tender status of high denomination currency notes by the government of India.

•	The cost of rupee borrowings decreased by 76 basis points from 9.90% in fiscal 2016 to 9.14% in fiscal 2017 primarily due to a decrease in the cost of refinance borrowings and cost of bond borrowings.

The yield on our foreign currency portfolio decreased by 41 basis points from 4.10% in fiscal 2016 to 3.69% in fiscal 2017 primarily due to the following:

•	The yield on average interest earning assets of overseas branches of ICICI Bank decreased primarily due to a decrease in the yield on average advances. The yield on average advances of overseas branches decreased primarily due to an increase in non-performing assets and strategic debt restructuring/change in management cases in fiscal 2016 and fiscal 2017, as interest income is not accrued on non-performing assets and cases where strategic debt restructuring/change in management has been invoked.

•	The net interest income on non-trading interest rate swaps of ICICI Bank, which are undertaken to manage the market risk arising from assets and liabilities, decreased from Rs. 7.4 billion in fiscal 2016 to Rs. 5.0 billion in fiscal 2017 primarily due to maturity of underlying borrowings.

•	The yield on average interest earning assets of ICICI Bank Canada decreased primarily due to a decrease in yield on average advances. Yield on average advances decreased primarily due to the repayment/prepayment of high yielding loans and investment securities and an increase in the lower yielding securitized insured mortgages portfolio.

•	The yield on average interest earning assets of ICICI Bank UK decreased primarily due to a decrease in yield on average advances. Yield on average advances decreased primarily due to the repayment/prepayment of high yielding advances.

The cost of funds for the foreign currency portfolio decreased by 8 basis points from 3.05% in fiscal 2016 to 2.97% in fiscal 2017, due to the following factors:

•	The cost of funds for ICICI Bank’s foreign currency funding decreased primarily due to a decrease in cost of deposits, offset, in part, by an increase in cost of borrowings. The cost of deposits decreased primarily due to a decrease in cost of term deposits. The cost of borrowings increased primarily due to a decrease in term borrowings with relatively lower cost.

•	The cost of funds of ICICI Bank UK decreased primarily due to decrease in cost of deposits, offset, in part, by an increase in cost of borrowings. The cost of deposits decreased primarily due to interest rate reduction on retail deposits. The cost of borrowings increased primarily due to an increase in cost of repo and overnight borrowings, offset, in part, by buyback of higher cost subordinated bond borrowings.

•	The cost of funds of ICICI Bank Canada decreased primarily due to a decrease in cost of deposits and cost of borrowings. The cost of deposits decreased primarily due to maturity of high cost deposits. The cost of borrowings decreased primarily due to an increase in the proportion of lower cost insured mortgages securitization borrowings in the total borrowings.

Our interest income, yield on advances, net interest income and net interest margin are likely to continue to be impacted going forward, due to the non-accrual of income on non-performing assets and loans under the strategic debt restructuring/change in management scheme and the scheme for sustainable structuring of stressed assets, the increased proportion of secured retail advances in total advances, focus on lending to higher rated corporates, changes in benchmark lending rates and competitive market conditions. Further, during November 2016-March 2017, there was a significant increase in savings and current account deposits following the government of India’s decision to withdraw high denomination currency notes resulting in a sharp increase in liquidity in the banking system. While this resulted in a decline in the cost of funds for us, the decline in lending rates have been higher as banks seek to deploy the excess liquidity in an environment with low credit demand. Further, existing customers with floating rate loans also repriced to the lower rate. This is likely to impact our interest income, yield on advances, net interest income and net interest margin.

Interest-earning assets

The average volume of interest-earning assets increased by 9.2% from Rs. 7,246.6 billion in fiscal 2016 to Rs. 7,911.7 billion in fiscal 2017. The increase in interest-earning assets was primarily due to an increase in average advances by Rs. 323.8 billion and an increase in average interest-earning investments by Rs. 253.3 billion.

Average advances increased by 6.9% from Rs. 4,672.6 billion in fiscal 2016 to Rs. 4,996.4 billion in fiscal 2017. Average rupee advances increased by 13.5% from Rs. 3,117.6 billion in fiscal 2016 to Rs. 3,539.2 billion in fiscal 2017 primarily due to an increase in retail advances. Average foreign currency advances decreased by 6.3% from Rs. 1,555.0 billion in fiscal 2016 to Rs. 1,457.2 billion in fiscal 2017 primarily due to a decrease in advances of ICICI Bank and ICICI Bank UK on account of prepayment and repayment of advances and maturities of loans against foreign currency non-resident deposits.

Average interest-earning investments increased by 12.9% from Rs. 1,969.4 billion in fiscal 2016 to Rs. 2,222.7 billion in fiscal 2017. Average rupee investments increased by 13.0% from Rs. 1,863.9 billion in fiscal 2016 to Rs. 2,105.7 billion in fiscal 2017 primarily due to an increase in investments in Indian government securities by 12.8% from Rs. 1,349.5 billion in fiscal 2016 to Rs. 1,521.6 billion in fiscal 2017. Average other rupee investments increased by 13.5% from Rs. 514.4 billion in fiscal 2016 to Rs. 584.1 billion in fiscal 2017.

Interest-earning rupee investments, other than Indian government securities include investments in corporate bonds and debentures, certificates of deposits, commercial paper, pass through certificates and liquid mutual funds. Average foreign currency investments increased by 10.9% from Rs. 105.5 billion in fiscal 2016 to Rs. 117.0 billion in fiscal 2017.

Average other interest-earning assets increased by 14.6% from Rs. 604.7 billion in fiscal 2016 to Rs. 692.7 billion in fiscal 2017 primarily due to an increase in balances with the Reserve Bank of India and call money lent, offset, in part, by a decrease in average investment in Rural Infrastructure Development Fund and other related deposits.

Interest-bearing liabilities

Average interest-bearing liabilities increased by 8.8% from Rs. 6,094.4 billion in fiscal 2016 to Rs. 6,630.3 billion in fiscal 2017 primarily due to an increase in average deposits by Rs. 557.7 billion.

Average interest-bearing rupee liabilities increased by 15.5% from Rs. 4,155.7 billion in fiscal 2016 to Rs. 4,798.7 billion in fiscal 2017. Average rupee time deposits increased by 14.4% from Rs. 1,891.6 billion in fiscal 2016 to Rs. 2,163.8 billion in fiscal 2017. Average rupee current account and savings account deposits increased by 24.3% from Rs. 1,448.1 billion in fiscal 2016 to Rs. 1,800.5 billion in fiscal 2017 which includes the impact of significantly higher current account and savings account deposits inflows in the second half of the fiscal 2017 following the withdrawal of legal tender status of high denomination currency notes by the government of India. Average rupee borrowings increased by 2.3% from Rs. 815.9 billion in fiscal 2016 to Rs. 834.5 billion in fiscal 2017.

Average interest-bearing foreign currency liabilities decreased by 5.5% from Rs. 1,938.7 billion in fiscal 2016 to Rs. 1,831.5 billion in fiscal 2017. Average foreign currency deposits decreased by 11.1% from Rs. 600.7 billion in fiscal 2016 to Rs. 533.9 billion in fiscal 2017. Average foreign currency deposits of ICICI Bank decreased primarily due to redemption of foreign currency non-resident (bank) deposits mobilized during fiscal 2014. Average deposits of ICICI Bank UK decreased primarily due to a decrease in corporate term deposits and saving deposits.

Average foreign currency borrowings decreased by 3.0% from Rs. 1,338.0 billion in fiscal 2016 to Rs. 1,297.6 billion in fiscal 2017. The foreign currency borrowings of ICICI Bank decreased primarily due to a decrease in term borrowings. Average borrowings of ICICI Bank Canada increased primarily on account of an increase in borrowings through securitization of mortgages. Average borrowings of ICICI Bank UK decreased primarily due to a decrease in repo borrowings. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	87,697	Rs.	96,344	US$	1,486	9.9%
Profit/(loss) on treasury-related activities (net)(1)		66,222		114,366		1,764	72.7
Profit/(loss) on sale of land, buildings and other assets (net)		264		(14)		(0) (2)	N/M
Premium and other operating income from insurance business		263,840		312,028		4,811	18.3
Miscellaneous income		2,998		1,853		28	(38.2)
Total non-interest income	Rs.	421,021	Rs.	524,577	US$	8,089	24.6%

N/M- Not meaningful

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

(2)	Insignificant amount.

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

Non-interest income increased by 24.6% from Rs. 421.0 billion in fiscal 2016 to Rs. 524.6 billion in fiscal 2017 primarily due to an increase in net earned premium and other operating income relating to insurance business and income from treasury-related activities.

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

Commission, exchange and brokerage income increased by 9.9% from Rs. 87.7 billion in fiscal 2016 to Rs. 96.3 billion in fiscal 2017. Commission, exchange and brokerage income of ICICI Bank increased from Rs. 74.6 billion in fiscal 2016 to Rs. 80.3 billion in fiscal 2017. The commission, exchange and brokerage income of ICICI Bank increased primarily due to an increase in fee income from retail customers such as credit card fees, fees from retail deposit customers and lending linked fees on retail loans, offset, in part, by a decrease in commercial banking fees and corporate lending linked fees.

Management fees of our asset management subsidiary and brokerage income of our securities broking subsidiary increased in fiscal 2017 as compared to fiscal 2016. Management fees of our asset management subsidiary increased in fiscal 2017 primarily due to an increase in average assets under management and change in product mix in favor of equity mutual funds, which earns higher fees. Brokerage income of our securities broking subsidiary increased primarily due to an increase in retail secondary market volume reflecting improved equity market conditions in fiscal 2017.

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

Income from treasury-related activities increased by 72.7% from Rs. 66.2 billion in fiscal 2016 to Rs. 114.4 billion in fiscal 2017 primarily due to higher gains on sale of equity investments and government securities and other fixed income positions.

Income from our equity portfolio increased from Rs. 28.7 billion in fiscal 2016 to Rs. 57.5 billion in fiscal 2017. Income from equity portfolio in fiscal 2016 primarily included a gain of Rs. 16.1 billion on sale of shares of ICICI Prudential Life Insurance Company Limited and Rs. 12.3 billion on sale of shares of ICICI Lombard General Insurance Company Limited. Income from our equity portfolio in fiscal 2017 primarily included a gain of Rs. 51.3 billion on sale of stake in ICICI Prudential Life Insurance Company Limited through an initial public offer.

Income from our government securities portfolio and other fixed income positions increased from Rs. 14.9 billion in fiscal 2016 to Rs. 39.3 billion in fiscal 2017. Yields on the benchmark 10-year Government securities remained in the range of 7.0% to 7.5% during April-October 2016. Yields fell significantly following the withdrawal of legal tender status of Specified Bank Notes to around 6.2% in November 2016 resulting in increased market opportunities for profit-taking in fiscal 2017 compared to fiscal 2016. Thereafter yields increased to 6.7% at March 31, 2017.

Income from foreign exchange transactions, including transactions with clients and margins on derivatives transactions with clients, decreased from Rs. 22.9 billion in fiscal 2016 to Rs. 14.6 billion in fiscal 2017. Till fiscal 2016, on the disposal/partial disposal of a non-integral foreign operation, the cumulative/proportionate amount of the exchange differences which had been accumulated in the foreign currency translation reserve and which related to that operation were recognized as income or expenses in the same period in which the gain or loss on disposal was recognized. Accordingly, fiscal 2016 included a net exchange gain from repatriation of retained earnings from overseas operations of Rs. 9.4 billion. From fiscal 2017, the Bank does not recognize the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations, based on guidelines issued by the Reserve Bank of India. Accordingly, the Bank did not recognize exchange gain of Rs. 2.9 billion on repatriation of retained earnings from its overseas operation in fiscal 2017.

Income relating to our insurance business

Income from our insurance business includes net premium income, fee and commission income, surrender charges and income on foreclosure of policies. Income from our insurance business increased by 18.3% from Rs. 263.8 billion in fiscal 2016 to Rs. 312.0 billion in fiscal 2017 due to an increase in income from both our life insurance and general insurance business.

Income from our life insurance business increased from Rs. 210.0 billion in fiscal 2016 to Rs. 242.9 billion in fiscal 2017.

Net premium income of our life insurance subsidiary increased from Rs. 189.8 billion in fiscal 2016 to Rs. 221.0 billion in fiscal 2017. The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company increased by 16.6% from Rs. 191.6 billion in fiscal 2016 to Rs. 223.5 billion in fiscal 2017 primarily due to an increase in retail renewal premium and retail new business premium. Retail renewal premium increased by 18.5% from Rs. 120.0 billion in fiscal 2016 to Rs. 142.2 billion in fiscal 2017. Retail new business premium increased by 29.4% from Rs. 54.5 billion in fiscal 2016 to Rs. 70.7 billion in fiscal 2017. Group premium decreased from Rs. 17.1 billion in fiscal 2016 to Rs. 10.7 billion in fiscal 2017.

Fee and other life insurance related income of our life insurance subsidiary increased from Rs. 20.2 billion in fiscal 2016 to Rs. 21.9 billion in fiscal 2017 primarily due to an increase in fund management charges and mortality charges.

Income from our general insurance business increased from Rs. 53.8 billion in fiscal 2016 to Rs. 69.1 billion in fiscal 2017. The net premium income of our general insurance subsidiary increased from Rs. 46.7 billion in fiscal 2016 to Rs. 60.1 billion in fiscal 2017 primarily due to an increase in crop/weather, motor and health insurance business. Commission income of our general insurance subsidiary increased from Rs. 7.1 billion in fiscal 2016 to Rs. 9.0 billion in fiscal 2017 primarily due to higher re-insurance commissions on crop/weather insurance business.

Miscellaneous income

Miscellaneous income decreased from Rs. 3.0 billion in fiscal 2016 to Rs. 1.9 billion in fiscal 2017.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2016		2017			2017			2017/2016 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	69,123	Rs.	78,933		US$	1,217		14.2%
Depreciation on own property		8,239		9,116			141		10.6
Auditor’s fees and expenses		230		251			4		9.1
Depreciation on leased assets		192		0	(1)		0	(1)	(100.0)
Expenses pertaining to insurance business		232,710		276,982			4,271		19.0
Other administrative expenses		97,402		116,418			1,795		19.5
Total non-interest expenses	Rs.	407,896	Rs.	481,700		US$	7,428		18.1%

1.	Insignificant amount

Non-interest expense primarily includes expenses relating to our insurance business, payment to and provision for employees and other administrative expenses. Operating expenses increased by 18.1% from Rs. 407.9 billion in fiscal 2016 to Rs. 481.7 billion in fiscal 2017 primarily due to an increase in expenses related to insurance business, other administrative expenses and payments to and provisions for employees.

Payments to and provisions for employees

Employee expenses increased by 14.2% from Rs. 69.1 billion in fiscal 2016 to Rs. 78.9 billion in fiscal 2017. Our employee base, including sales executives, employees on fixed term contracts and interns, increased from 97,132 at year-end fiscal 2016 to 107,980 at year-end fiscal 2017.

The employee expenses of ICICI Bank increased by 14.6% from Rs. 50.0 billion in fiscal 2016 to Rs. 57.3 billion in fiscal 2017. Employee expenses increased primarily due to higher salary on account of annual increments and promotions, an increase in average staff strength and higher provision for retirement benefit obligations due to movement in the discount rate linked to the yield on government securities. The employee base of ICICI Bank, including sales executives, employees on fixed term contracts and interns, increased from 74,096 employees at year-end fiscal 2016 to 82,841 employees at year-end fiscal 2017.

Employee expenses of ICICI Prudential Life Insurance Company increased by 9.3% from Rs. 7.5 billion in fiscal 2016 to Rs. 8.2 billion in fiscal 2017. Employee expenses of ICICI Lombard General Insurance Company increased by 26.0% from Rs. 3.7 billion in fiscal 2016 to Rs. 4.7 billion in fiscal 2017. The employee expenses of ICICI Securities Limited increased by 20.7% from Rs. 4.0 billion in fiscal 2016 to Rs. 4.9 billion in fiscal 2017.

Depreciation

Depreciation on owned property increased by 10.6% from Rs. 8.2 billion in fiscal 2016 to Rs. 9.1 billion in fiscal 2017 primarily due to an increase in fixed assets with higher depreciation rates.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance, direct marketing agency expenses and other expenditures. Other administrative expenses increased by 19.5% from Rs. 97.4 billion in fiscal 2016 to Rs. 116.4 billion in fiscal 2017 primarily due to an increase in expenses of ICICI Bank and our insurance subsidiaries. Other administrative expenses of ICICI Bank increased from Rs. 69.8 billion in fiscal 2016 to Rs. 82.6 billion in fiscal 2017 primarily due to an increase in the branch and ATM network and retail business volumes. The number of branches and extension counters (excluding foreign branches and offshore banking units) of ICICI Bank in India increased from 4,450 at year-end fiscal 2016 to 4,850 at year-end fiscal 2017. ICICI Bank also increased its ATM network from 13,766 ATMs at year-end fiscal 2016 to 13,882 ATMs at year-end fiscal 2017.

Other administrative expenses of our insurance subsidiaries increased primarily due to an increase in business support expenses and advertisement expenses which is in line with the increase in business volumes.

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). Expenses relating to our insurance business increased by 19.0% from Rs. 232.7 billion in fiscal 2016 to Rs. 277.0 billion in fiscal 2017.

The expenses related to our life insurance subsidiary increased from Rs. 190.4 billion in fiscal 2016 to Rs. 223.7 billion in fiscal 2017 primarily due to an increase in expenses related to reserves for actuarial liability (including the investible portion of the premium on unit-linked policies) and commission expenses, offset, in part, by a decrease in claims and benefit payouts.

The reserves for the actuarial liability of the life insurance business (including the investible portion of the premium on unit-linked policies) increased from Rs. 170.8 billion in fiscal 2016 to Rs. 209.2 billion in fiscal 2017, primarily due to an increase in the volume of our unit-linked insurance business. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying fund. The claims and benefit payouts and commission expenses decreased from Rs. 19.6 billion in fiscal 2016 to Rs. 14.5 billion in fiscal 2017 primarily due to lower surrenders, offset, in part, by an increase in death claims and maturity claims and higher commission expenses which is in line with the change in product-mix and an increase in total premium. In line with Indian accounting norms for insurance companies, we do not amortize the customer acquisition cost, but account for the expenses as incurred.

The expenses related to our general insurance subsidiary increased from Rs. 42.3 billion in fiscal 2016 to Rs. 53.3 billion in fiscal 2017 primarily due to an increase in claims and benefit payouts. Claims and benefit payouts increased from Rs. 39.3 billion in fiscal 2016 to Rs. 49.5 billion in fiscal 2017, reflecting an increase in business volume. The commission expenses increased from Rs. 3.0 billion in fiscal 2016 to Rs. 3.8 billion in fiscal 2017.

See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and contingencies (excluding tax provisions)

Provisions for Non-performing Assets and Restructured Loans

ICICI Bank classifies its assets, including those in overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines. ICICI Home Finance Company classifies its loans and other credit facilities in accordance with the guidelines of its regulator, the National Housing Bank. Our overseas banking subsidiaries classify a loan as impaired only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and the loss event has an impact on the estimated future cash flows of the loans that can be reliably estimated. Under the Reserve Bank of India guidelines, non-performing assets are classified into sub-standard, doubtful and loss assets based on certain pre-defined criteria. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery but which are standard as per the extant Reserve Bank of India guidelines are identified as non-performing assets to the extent the loan amount is outstanding in the host country. Our non-performing assets include loans and advances as well as credit substitutes, which are funded credit exposures. The Reserve Bank of India has separate guidelines for restructured loans. From April 1, 2015 onwards, loans that are restructured (other than due to delay up to a specified period in the infrastructure sector and non-infrastructure sector) are classified as non-performing, other than loans already restructured prior to March 31, 2015 or where the restructuring was proposed prior to April 1, 2015 and was effected subsequently within prescribed timelines. However, loans granted for implementation of projects in the infrastructure sector and the non-infrastructure sector that are restructured due to a delay in implementation of the project (up to a specified period) enjoy forbearance in asset classification subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India. See also “Business—Classification of Loans”.

ICICI Bank makes provisions on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided for/written off as required by the Reserve Bank of India guidelines. For loans and advances of overseas branches, we make provisions as per the Reserve Bank of India regulations or host country regulations, whichever is higher. We make provisions on retail non-performing loans at the borrower level in accordance with our retail assets provisioning policy, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. We hold higher specific provisions on retail loans and advances than the minimum regulatory requirement. We make provisions on restructured/rescheduled loans and advances in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks. In addition to the specific provision on non-performing assets, we maintain a general provision on standard loans and advances and restructured/rescheduled loans and advances at rates prescribed by the Reserve Bank of India. For standard loans and advances in overseas branches, we hold a general provision at the higher of host country regulatory requirements and the Reserve Bank of India requirements. The Bank may create floating provision for the year, in excess of the specific and general provision, as per Board approved policy. The floating provision can only be utilized with the approval of Board and the Reserve Bank of India. The Bank also holds provisions on loans under strategic debt restructuring, scheme for sustainable & stress assets and change in management outside strategic debt restructuring scheme of the Reserve Bank of India. See also “Business—Loan portfolio—Classification of Loans”.

Non-performing Assets

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2016		2017			2017		2017/2016 % change
	(in millions, except percentages)
Opening balance (gross non-performing assets)	Rs.	173,870	Rs.	293,216		US$	4,521	68.6%
Add: New non-performing assets during the year		178,402		348,281			5,371	95.2
Less: Loans upgraded to performing during the year		(11,504)		(10,078)			(155)	(12.4)
Less: Recoveries (excluding recoveries made from upgraded accounts)		(15,353)		(46,401	)(1)		(716)	202.2
Less: Write-offs		(32,199)		(126,157)			(1,945)	291.8
Gross non-performing assets(2)	Rs.	293,216	Rs.	458,861		US$	7,076	56.5
Provisions for non-performing assets(2)		(145,431)		(188,530)			(2,907)	29.6
Net non-performing assets(2)	Rs.	147,785	Rs.	270,331		US$	4,169	82.9
Gross customer assets	Rs.	5,718,339	Rs.	5,923,253		US$	91,338	3.6
Net customer assets	Rs.	5,556,942	Rs.	5,720,375		US$	88,209	2.9
Gross non-performing assets as a percentage of gross customer assets		5.1%		7.7%
Net non-performing assets as a percentage of net customer assets		2.7%		4.7%

(1)	Includes non-performing assets transferred to asset reconstruction companies primarily in exchange for the receipt of securities in the form of pass through instruments.

(2)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

From fiscal 2010, the Indian corporate sector undertook significant investments, including in the infrastructure and commodity sectors. This led to high loan growth in the banking sector, including for us. Subsequently, the Indian economy experienced challenges in terms of high inflation and consequently higher interest rates, currency depreciation and a sharp slowdown in economic growth. The corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, including from the government, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals like clearances on environment and land, and judicial decisions like the deallocation of coal mines. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic scenario and volatility in global and domestic financial markets. Corporate investment activity declined. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector. The corporate sector continues to be impacted due to lower than anticipated cash flow generation and high leverage. The significant decline in global commodity prices in fiscal 2015 and fiscal 2016, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors. Capital investments in the economy remained subdued impacting corporations in investment-linked sectors like construction. Due to the lower than projected cash flows, the progress in reducing leverage in the corporate sector has been slow. Several companies were working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, however progress remained slow. As a result, the level of non-performing loans increased significantly, including slippages from the restructured loan portfolio into non-performing status.

During the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, the Indian banking system, including us, experienced a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans, into non-performing status during the second half of fiscal 2016. During fiscal 2017, the additions to non-performing loans, including slippages from restructured loans, and provisions remained elevated as the corporate sector challenges continued due to the slowdown in economic growth, low corporate profitability and subdued investment activity. The slowdown in economic growth was primarily in the industrial and services sectors, with growth in the industrial sector moderating to 5.6% during fiscal 2017 compared to 8.8% during fiscal 2016, and in the services sector to 7.7% in fiscal 2017 compared to 9.7% in fiscal 2016. Further, during the second half of fiscal 2017, there was a reduction in the availability of cash due to the withdrawal of high denomination currency notes by the government of India, which also impacted businesses. While several companies are working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, the process of resolution of stressed assets remained slower than expected due to delays in decision making at the Joint Lenders’ Forum that were set up to explore options for early resolution of stress in loan accounts. Several measures were announced by the Reserve Bank of India and the government, including the introduction of the Insolvency and Bankruptcy Code, during the year to enable early resolution of assets. However, the continued challenges in the operating and recovery environment adversely impacted the pace of resolution leading to a significant increase in non-performing loans during fiscal 2017.

At year-end fiscal 2016, ICICI Bank had disclosed its fund-based exposure and outstanding non-fund based facilities internally rated below investment grade (excluding borrowers classified as non-performing or restructured) to the iron and steel, mining, power, rigs and cement sectors and promoter entities internally rated below investment grade where the underlying was partly linked to these sectors, amounting to Rs. 440.7 billion. Of the Rs. 440.7 billion, Rs. 200.5 billion classified to non-performing category during fiscal 2017. Further, in fiscal 2017, restructured standard commercial loans amounting to Rs. 48.4 billion were classified as non-performing due to failure of the borrowers to perform as per the restructured debt terms. In fiscal 2017, there was a devolvement of non-fund facilities amounting to Rs. 18.0 billion related to accounts classified as non-performing in prior periods. As a result, gross additions to non-performing commercial loans increased significantly from Rs. 161.4 billion in fiscal 2016 to Rs. 332.3 billion in fiscal 2017. During fiscal 2017, we upgraded non-performing commercial loans amounting to Rs. 4.7 billion and made recoveries of non-performing commercial loans amounting to Rs. 39.2 billion. During fiscal 2017, commercial loans amounting to Rs. 124.0 billion were written-off. In fiscal 2017, the Bank undertook certain steps as part of its non-performing assets strategy during the year. Certain large value non-performing loans, were sold to debt aggregators such as securitization/reconstruction companies as part of the Bank’s recovery strategy and the differences between gross value of loans and the sale consideration was written-off, primarily against the allowances already held. Certain non-performing loans were written-off based on borrower-specific evaluation of the probability of recovery and collectability of the loans. This resulted in a higher level of write-off in fiscal 2017. Gross non-performing commercial loans increased from Rs. 266.4 billion at year-end fiscal 2016 to Rs. 430.8 billion at year-end fiscal 2017. There was an increase in gross non-performing assets in the cement sector by Rs. 53.8 billion, in the power sector by Rs. 46.5 billion, in the mining sector by Rs. 39.3 billion, in the iron & steel and products sector by Rs. 20.4 billion and in the construction sector by Rs. 14.7 billion.

The aggregate fund based exposure and outstanding non-fund based facilities to companies that were internally rated below investment grade in the above sectors and promoter entities decreased from Rs. 440.7 billion at year-end fiscal 2016 to Rs. 190.4 billion at year-end fiscal 2017 primarily due to classification of loans to non-performing category, net reduction in exposure and upgrade of credit ratings of loans, offset, in part, by a downgrade of credit ratings of loans. The fund based exposure and non-fund based facilities outstanding to below investment grade companies in the above sectors, amounted to Rs.190.4 billion at year-end fiscal 2017, including non-fund based facilities outstanding to companies where the fund-based facility outstanding was classified as non-performing asset in fiscal 2017. Apart from this, ICICI Bank’s non-fund based facilities outstanding to borrowers classified as non-performing was Rs. 19.3 billion at year-end fiscal 2017.

Gross additions to non-performing consumer loans were Rs. 15.9 billion in fiscal 2017 as compared to Rs. 17.0 billion in fiscal 2016. During fiscal 2017, we upgraded non-performing consumer loans of Rs. 5.3 billion as compared to Rs. 6.3 billion in fiscal 2016. During fiscal 2017, we made recoveries against non-performing consumer loans of Rs. 7.2 billion and written-off loans of Rs. 2.1 billion. Gross non-performing consumer loans increased from Rs. 26.8 billion at year-end fiscal 2016 to Rs. 28.1 billion at year-end fiscal 2017.

In November 2016, the Reserve Bank of India extended the period for recognizing a loan account as non-performing by an additional period of 60 days, where dues were payable between November 1, 2016 and December 31, 2016. The guideline was applicable to working capital accounts/crop loans and term loans up to Rs. 10 million. Further, in December 2016, this benefit was extended by another 30 days, over and above the earlier period of 60 days, in case of working capital accounts/crop loans and term loans for business purposes of up to Rs. 10 million. Accordingly, at year-end fiscal 2017, the Bank has not classified Rs. 2.23 billion of such loans in the non-performing category that otherwise would have been classified as non-performing had these extensions not occurred.

As a result of above, our gross non-performing assets increased by 56.5% from Rs. 293.2 billion at year-end fiscal 2016 to Rs. 458.9 billion at year-end fiscal 2017. Our net non-performing assets increased by 82.9% from Rs. 147.8 billion at year-end fiscal 2016 to Rs. 270.3 billion at year-end fiscal 2017. The net non-performing asset ratio increased from 2.7% at year-end fiscal 2016 to 4.7% at year-end fiscal 2017.

See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets”.

Restructured Loans

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of standard restructured loans.

	At March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)	Rs.	130,787	Rs.	98,674	US$	1,522	(24.6)%
Add: Loans restructured during the year		23,089		5,826		90	(74.8)
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		9,939		1,112		17	(88.8)
Less: Loans upgraded to standard category during the year		(78)		-		(-)	(100.0)
Less: Loans downgraded to non-performing category during the year		(53,002)		(48,428)		(747)	(8.6)
Less: Repayments during the year		(12,061)		(6,329)		(98)	(47.5)
Gross restructured loans	Rs.	98,674	Rs.	50,855	US$	784	(48.5)
Provisions for restructured loans		(7,581)		(3,012)		(46)	(60.3)
Net restructured loans	Rs.	91,093	Rs.	47,843	US$	738	(47.5)
Average balance of net restructured loans(1)	Rs.	118,602	Rs.	70,350	US$	1,085	(40.7)
Gross customer assets	Rs.	5,718,339	Rs.	5,923,253	US$	91,338	3.6
Net customer assets	Rs.	5,556,942	Rs.	5,720,375	US$	88,209	2.9
Gross restructured loans as a percentage of gross customer assets		1.7%		0.9%
Net restructured loans as a percentage of net customer assets		1.6%		0.8%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

(2)	Based on the Reserve Bank of India guidelines effective fiscal 2013, restructured loans include all loans to a borrower where any of the loan facilities have been restructured.

During fiscal 2017, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating Rs. 6.9 billion, as compared to Rs. 33.0 billion during fiscal 2016. Further, during fiscal 2017, restructured standard loans amounting to Rs. 48.4 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms, compared to Rs. 53.0 billion during fiscal 2016. Restructured loans amounting to Rs. 6.3 billion were repaid in fiscal 2017 as compared to Rs. 12.1 billion in fiscal 2016. The gross outstanding standard restructured loans decreased from Rs. 98.7 billion at year-end fiscal 2016 to Rs. 50.9 billion at year-end fiscal 2017 and the net outstanding restructured loans decreased from Rs. 91.1 billion at year-end fiscal 2016 to Rs. 47.8 billion at year-end fiscal 2017.

Further, at year-end fiscal 2017, ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as restructured were Rs. 16.9 billion.

The net standard restructured loans, as a percentage, decreased from 1.6% at year-end fiscal 2016 to 0.8% at year-end fiscal 2017. The outstanding provision on restructured loans (including the provision for funded interest) decreased from Rs. 7.6 billion at year-end fiscal 2016 to Rs. 3.0 billion at year-end fiscal 2017. See also “Operating and Financial Review and Prospects—Provisions for Non-performing Assets and Restructured Loans”.

The aggregate gross non-performing assets and gross standard restructured loans increased by Rs. 117.8 billion, or 30.1%, from Rs. 391.9 billion at year-end fiscal 2016 to Rs. 509.7 billion at year-end fiscal 2017. The aggregate net non-performing assets and net restructured loans increased by Rs. 79.3 billion, or 33.2%, from Rs. 238.9 billion at year-end fiscal 2016 to Rs. 318.2 billion at year-end fiscal 2017.

In fiscal 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring and change in management, which provide for a standstill period during which the loan continues to be classified as standard even if the default in payment of interest or principal would otherwise have required the loan to be classified as non-performing. At year-end fiscal 2017, we had implemented strategic debt restructuring in respect of standard loans aggregating Rs. 52.4 billion, including loans amounting to Rs. 16.6 billion classified as restructured. In addition, strategic debt restructuring had been invoked and was pending implementation for standard loans of Rs. 12.1 billion at year-end fiscal 2017, including loans amounting to Rs. 6.6 billion classified as restructured.

The Reserve Bank of India had issued guidelines in fiscal 2015 permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals without such refinancing being considered as restructuring. The amount of loans for which this refinancing scheme had been implemented was Rs. 48.9 billion at year-end fiscal 2017, out of which Rs. 26.8 billion was classified as standard. See also “Supervision and Regulation—Regulations Relating to Advancing Loans”.

Apart from the strategic debt restructuring scheme, the Reserve Bank of India has issued guidelines with respect to loans to borrowers, whose ownership is undergoing change outside the strategic debt restructuring framework. The Reserve Bank of India guidelines allow the stand-still benefit in line with strategic debt restructuring scheme. ICICI Bank had initiated the process of change of ownership outside strategic debt restructuring for a borrower with gross loans outstanding of about Rs. 51.1 billion at year-end fiscal 2017.

During fiscal 2017, the Reserve Bank of India has introduced the scheme for sustainable structuring of stressed assets (S4A) and issued guidelines which seek to strengthen banks’ ability to undertake resolution of large borrower accounts that are facing financial difficulties on account of delays in completing large projects. The scheme aims at enabling lenders to initiate deep financial restructuring, subject to fulfillment of certain conditions, for sustainable revival of projects. The scheme envisages bifurcation of the current dues of a borrower into sustainable debt and other than sustainable debt as per an independent study of the viability of the borrower’s operations. The scheme also envisages that the asset classification of the borrower as on a ‘reference date’ (date in which the lenders jointly decide to invoke the scheme) will continue for a period of 180 days (stand-still period). At year-end fiscal 2017, ICICI Bank implemented the scheme for sustainable structuring of stressed assets in two standard borrower accounts with an aggregate balance outstanding of about Rs. 2.9 billion, comprising Rs. 1.6 billion of sustainable debt and Rs. 1.4 billion of unsustainable debt.

In fiscal 2017, we sold commercial loans of 35 borrowers with aggregate book value (net of provision) of Rs. 37.1 billion to asset reconstruction companies. In fiscal 2016, we had sold commercial loans of seven borrowers with aggregate book value (net of provision) of Rs. 6.7 billion to asset reconstruction companies. See also “Business—Classification of Loans—Non-Performing Asset Strategy”.

Provisions and contingencies

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	2,985	Rs.	9,364	US$	144	213.7%
Provision for non-performing and other assets		77,189		157,453		2,428	104.0
Collective contingency and related reserve		36,000		-		-	(100.0)
Provision for standard assets		3,176		(3,734)		(57)	N/M
Others		3,704		2,742		42	(26.0)
Total provisions and contingencies (excluding tax)	Rs.	123,054	Rs.	165,825	US$	2,557	34.8%

N/M- Not meaningful

Provisions and contingencies increased by 34.8% from Rs. 123.1 billion in fiscal 2016 to Rs. 165.8 billion in fiscal 2017. This increase was primarily due to an increase in provisions for non-performing assets. Provisions for non-performing loans and other assets increased from Rs. 77.2 billion in fiscal 2016 to Rs. 157.5 billion in fiscal 2017 primarily due to significantly higher additions to non-performing assets in the corporate and small and medium enterprises loan portfolio including downgrades from the restructured loan portfolio, cases where strategic debt restructuring has been invoked/implemented and specific provision on certain standard loans. During fiscal 2017, the additions to non-performing loans, including slippages from restructured loans, and provisions remained elevated as the corporate sector challenges continued due to the slowdown in economic growth, low corporate profitability and subdued investment activity. While several companies are working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, the process of resolution of stressed assets remained slower than expected due to delays in decision making at the Joint Lenders’ Forum that were set up to explore options for early resolution of stress in loan accounts. Several measures were announced by the Reserve Bank of India and the government, including the introduction of the Insolvency and Bankruptcy Code, during the year to enable early resolution of assets. However, the continued challenges in the operating and recovery environment adversely impacted the pace of resolution leading to a significant increase in non-performing loans and provisions during fiscal 2017.

During fiscal 2017, in accordance with the Reserve Bank of India guidelines, the Bank had created floating provisions aggregating to Rs. 15.2 billion which were subsequently utilized during the fiscal by allocating it to specific non-performing loans.

ICICI Bank had disclosed its fund-based exposure and outstanding non-fund based facilities internally rated below investment grade (excluding borrowers classified as non-performing or restructured) at year-end fiscal 2016 to certain sectors and promoter entities internally rated below investment grade where the underlying was partly linked to these sectors. In view of the uncertainties relating to these sectors and the time that it might take to resolve the Bank’s exposure to these sectors, the Bank had made a collective contingency and related reserve in fiscal 2016 amounting to Rs. 36.0 billion towards these exposures to these sectors. This reserve was over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines but, as a prudent matter, is permitted under the Reserve Bank of India guidelines and Indian GAAP. During fiscal 2017, ICICI Bank re-allocated the full amount of the collective contingency and related reserve towards the provisions for loans and fixed assets acquired in partial satisfaction of loans.

The Bank’s provisioning coverage ratio (specific provisions as a percentage of non-performing advances) at year-end fiscal 2017, computed in accordance with the Reserve Bank of India guidelines, was 40.2%.

See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-Performing Assets” and “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Restructured Loans”.

Provision for standard assets decreased from a provision of Rs. 3.2 billion in fiscal 2016 to a reversal of provision of Rs. 3.7 billion in fiscal 2017 primarily due to higher slippages from standard assets to non-performing assets and invocation of strategic debt restructuring in certain standard assets, where the Bank makes specific provision in accordance with the Reserve Bank of India guidelines. We held a cumulative general provision of Rs. 25.5 billion at year-end fiscal 2017 compared to Rs. 29.2 billion (excluding the collective contingency and related reserve) at year-end fiscal 2016.

Provision for investments increased from Rs. 3.0 billion in fiscal 2016 to Rs. 9.4 billion in fiscal 2017 primarily due to provisions on security receipts and equity shares acquired on conversion of loans.

Tax Expense

Income tax expense decreased by 26.9% from Rs. 33.8 billion in fiscal 2016 to Rs. 24.7 billion in fiscal 2017. The effective tax rate decreased from 23.6% in fiscal 2016 to 17.9% in fiscal 2017 primarily due to a decrease in the effective tax rate of the Bank, offset, in part, by higher profit before taxes in domestic subsidiaries.

Income tax expense of the Bank decreased by 40.2% from Rs. 24.7 billion in fiscal 2016 to Rs. 14.8 billion in fiscal 2017. The effective tax rate of the Bank decreased from 20.3% in fiscal 2016 to 13.1% in fiscal 2017 primarily due to long-term capital gain from sale of shares of ICICI Prudential Life Insurance Company, which is exempt from income tax.

Income tax expenses of our asset management subsidiary increased from Rs. 1.7 billion in fiscal 2016 to Rs. 2.6 billion in fiscal 2017 and our securities dealership subsidiary from Rs. 1.1 billion in fiscal 2016 to Rs. 2.2 billion in fiscal 2017.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	650,359	Rs.	804,909	US$	12,412	23.8%
Investments		2,860,441		3,045,017		46,955	6.5
Advances (net of provisions)		4,937,291		5,153,173		79,463	4.4
Fixed assets		87,135		93,380		1,440	7.2
Other assets		652,336		763,948		11,780	17.1
Total assets	Rs.	9,187,562	Rs.	9,860,427	US$	152,050	7.3%

Our total assets increased by 7.3% from Rs. 9,187.6 billion at year-end fiscal 2016 to Rs. 9,860.4 billion at year-end fiscal 2017 primarily due to an increase in net advances, investments and cash and cash equivalents. Net advances increased by 4.4% from Rs. 4,937.3 billion at year-end fiscal 2016 to Rs. 5,153.2 billion at year-end fiscal 2017. Investments increased by 6.5% from Rs. 2,860.4 billion at year-end fiscal 2016 to Rs. 3,045.0 billion at year-end fiscal 2017. Cash and cash equivalents increased by 23.8% from Rs. 650.4 billion at year-end fiscal 2016 to Rs. 804.9 billion at year-end fiscal 2017.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents increased from Rs. 650.4 billion at year-end fiscal 2016 to Rs. 804.9 billion at year-end fiscal 2017 primarily due to an increase in money lent at call and short notice and balances with the Reserve Bank of India. Money at call and short notice increased primarily due to significantly higher inflows consequent to the withdrawal of legal tender status of high denomination currency notes by the government of India.

Investments

Total investments increased by 6.5% from Rs. 2,860.4 billion at year-end fiscal 2016 to Rs. 3,045.0 billion at year-end fiscal 2017. Investments of ICICI Bank increased from Rs. 1,604.1 billion at year-end fiscal 2016 to Rs. 1,615.1 billion at year-end fiscal 2017 primarily due to an increase in investments in pass through certificates, security receipts and commercial paper, offset, in part, by a decrease in investments in certificate of deposits and government securities.

Investments of ICICI Prudential Life Insurance Company increased from Rs. 1,023.3 billion at year-end fiscal 2016 to Rs. 1,204.1 billion at year-end fiscal 2017. Investments held to cover linked liabilities increased from Rs. 753.0 billion at year-end fiscal 2016 to Rs. 878.8 billion at year-end fiscal 2017 primarily due to an increase in investment in equity shares and corporate bonds. Investments, other than investments held to cover linked liabilities, increased from Rs. 270.3 billion at year-end fiscal 2016 to Rs. 325.3 billion at year-end fiscal 2017 primarily due to an increase in investment in government securities, equity shares and corporate bonds.

Investments of ICICI Lombard General Insurance Company increased from Rs. 112.8 billion at year-end fiscal 2016 to Rs. 148.0 billion in fiscal 2017 primarily due to an increase in investment in debentures, bonds and equity investments.

Investments of ICICI Securities Primary Dealership Limited decreased from Rs. 139.0 billion at year-end fiscal 2016 to Rs. 94.9 billion in fiscal 2017 primarily due to the sale of government securities to capture market opportunities.

Investments of ICICI Bank UK decreased by 10.0% from Rs. 49.3 billion at year-end fiscal 2016 to Rs. 44.3 billion at year-end fiscal 2017 primarily due to the maturity of certain investments in government securities. ICICI Bank Canada’s investment portfolio increased by 6.1% from Rs. 30.7 billion at year-end fiscal 2016 to Rs. 32.6 billion at year-end fiscal 2017 primarily due to deployment of additional liquidity in bankers’ acceptances.

Our total investment in Indian government securities decreased from Rs. 1,436.8 billion at year-end fiscal 2016 to Rs. 1,401.5 billion at year-end fiscal 2017.

At year-end fiscal 2017, the Bank had an outstanding net investment of Rs. 32.9 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets, compared to Rs. 7.9 billion at year-end fiscal 2016. See also “Business—Overview of Our Products and Services—Treasury”.

Advances

Net advances increased by 4.4% from Rs. 4,937.3 billion at year-end fiscal 2016 to Rs. 5,153.2 billion at year-end fiscal 2017 primarily due to an increase in retail advances.

Net advances of the Bank increased by 6.7% from Rs. 4,352.6 billion at year-end fiscal 2016 to Rs. 4,642.3 billion at year-end fiscal 2017. Net domestic retail advances of ICICI Bank increased by 18.5% from Rs. 2,027.9 billion at year-end fiscal 2016 to Rs. 2,403.1 billion at year-end fiscal 2017 primarily due to an increase in the home loans, rural loans, personal loans and automobile loan portfolios. Net advances of the overseas branches of ICICI Bank decreased by 20.1% from Rs. 938.1 billion at year-end fiscal 2016 to Rs. 749.9 billion at year-end fiscal 2017. Net advances of ICICI Home Finance increased by 2.9% from Rs. 86.3 billion at year-end fiscal 2016 to Rs. 88.8 billion at year-end fiscal 2017.

Advances of ICICI Bank UK decreased from Rs. 209.1 billion at year-end fiscal 2016 to Rs. 153.9 billion at year-end fiscal 2017 primarily due to a decrease in corporate loans on account of prepayment/sell-down and maturities of retail loans against Foreign Currency Non-Resident (Bank) deposits.

Advances of ICICI Bank Canada decreased from Rs. 295.5 billion at year-end fiscal 2016 to Rs. 272.0 billion at year-end fiscal 2017 primarily due to prepayment/repayment of corporate loans in fiscal 2017. See also “Business – Loan Portfolio”.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased by 7.2% from Rs. 87.1 billion at year-end fiscal 2016 to Rs. 93.4 billion at year-end fiscal 2017. Other assets increased from Rs. 652.3 billion at year-end fiscal 2016 to Rs. 763.9 billion at year-end fiscal 2017 primarily due to an increase in trade receivables, deferred tax assets, non-banking assets acquired in satisfaction of claims and an increase in premium receivables of our general insurance subsidiary, offset, in part, by a decrease in rural infrastructure and development fund and related deposits. During fiscal 2017, the Bank acquired fixed assets amounting to Rs. 16.3 billion (fiscal 2016: Rs. 17.2 billion) in satisfaction of claims including debt-assets swap transactions.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Deposits	Rs.	4,510,774	Rs.	5,125,873	US$	79,042	13.6%
Borrowings(1)		2,203,777		1,882,868		29,034	(14.6)
Other liabilities(2)		1,498,348		1,756,713		27,089	17.2
Minority interest		33,556		48,653		750	45.0
Total liabilities		8,246,455		8,814,107		135,915	6.9
Equity share capital		11,632		11,651		180	0.2
Reserves and surplus(3)		929,475		1,034,669		15,955	11.3
Total liabilities (including capital and reserves)	Rs.	9,187,562	Rs.	9,860,427	US$	152,050	7.3%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

(2)	Includes proposed dividend (including corporate dividend tax) of Rs. 32.9 billion for fiscal 2016. Pursuant to amendment in Accounting Standard, AS 4 - ‘Contingencies and events occurring after balance sheet date’, the Bank has not accounted for proposed dividend for fiscal 2017, which was paid in fiscal 2018, in the financial statements for fiscal 2017.

(3)	Includes employees’ stock options outstanding.

Our total liabilities (including capital and reserves) increased by 7.3% from Rs. 9,187.6 billion at year-end fiscal 2016 to Rs. 9,860.4 billion at year-end fiscal 2017, primarily due to an increase in deposits and other liabilities, offset, in part, by a decrease in borrowings.

Deposits

Deposits increased by 13.6% from Rs. 4,510.8 billion at year-end fiscal 2016 to Rs. 5,125.9 billion at year-end fiscal 2017. Deposits of ICICI Bank increased by 16.3% from Rs. 4,214.3 billion at year-end fiscal 2016 to Rs. 4,900.4 billion at year-end fiscal 2017 primarily due to significantly higher current account and saving account deposits inflows post the withdrawal of legal tender status of high denomination currency notes by the government of India, offset, in part, by redemption of about US$ 1.75 billion of foreign currency non-resident bank deposits mobilized during fiscal 2014. Savings account deposits increased by 28.0% from Rs. 1,342.3 billion at year-end fiscal 2016 to Rs. 1,718.4 billion at year-end fiscal 2017 and current account deposits increased by 27.4% from Rs. 588.7 billion at year-end fiscal 2016 to Rs. 749.8 billion at year-end fiscal 2017. Term deposits increased by 6.5% from Rs. 2,283.3 billion at year-end fiscal 2016 to Rs. 2,432.2 billion at year-end fiscal 2017. The current account and savings account deposits increased from Rs. 1,931.0 billion at year-end fiscal 2016 to Rs. 2,468.2 billion at year-end fiscal 2017. Deposits of overseas branches decreased by 37.1% from Rs. 110.0 billion at year-end fiscal 2016 to Rs. 69.2 billion at year-end fiscal 2017. At year-end fiscal 2017, deposits of the Bank formed 76.9% of the funding (i.e., deposits and borrowings, including subordinated debt and redeemable non-cumulative preference shares). See also “Business—Funding”.

Deposits of ICICI Bank Canada decreased from Rs. 140.0 billion at year-end fiscal 2016 to Rs. 124.2 billion at year-end fiscal 2017, primarily due to a decrease in term deposits, offset, in part, by an increase in current deposits. Term deposits decreased from Rs. 101.9 billion at year-end fiscal 2016 to Rs. 84.9 billion at year-end fiscal 2017. Current account deposits increased from Rs. 7.2 billion at year-end fiscal 2016 to Rs. 10.1 billion at year-end fiscal 2017.

Deposits of ICICI Bank UK decreased from Rs. 163.4 billion at year-end fiscal 2016 to Rs. 106.9 billion at year-end fiscal 2017, primarily due to a decrease in institutional deposits, retail term and saving deposits, offset, in part, by an increase in corporate term deposits.

Borrowings

Borrowings decreased by 14.6% from Rs. 2,203.8 billion at year-end fiscal 2016 to Rs. 1,882.9 billion at year-end fiscal 2017. Borrowings of ICICI Bank decreased by 15.6% from Rs. 1,748.1 billion at year-end fiscal 2016 to Rs. 1,475.6 billion at year-end fiscal 2017, primarily due to a decrease in call and term money borrowings, refinance borrowings, borrowings with the Reserve Bank of India under liquidity adjustment facility and subordinated bond borrowings, offset, in part, by an increase in bond borrowings. Net borrowings of overseas branches decreased by 16.3% from Rs. 959.8 billion at year-end fiscal 2016 to Rs. 803.5 billion at year-end fiscal 2017.

Borrowings of ICICI Bank UK decreased from Rs. 98.7 billion at year-end fiscal 2016 to Rs. 81.2 billion at year-end fiscal 2017 primarily due to a decrease in repo borrowings. Borrowings of ICICI Bank Canada decreased from Rs. 153.8 billion at year-end fiscal 2016 to Rs. 150.9 billion at year-end fiscal 2017. Borrowings of ICICI Bank Home Finance Company decreased marginally from Rs. 74.5 billion at year-end fiscal 2016 to Rs. 74.2 billion at year-end fiscal 2017. See also “Business—Funding”.

Other liabilities

Other liabilities primarily consist of liabilities on insurance policies in force pertaining to our insurance subsidiaries and proposed dividend including corporate dividend tax. Other liabilities increased by 17.2% from Rs. 1,498.3 billion at year-end fiscal 2016 to Rs. 1,756.7 billion at year-end fiscal 2017, primarily due to an increase in liabilities on policies in force of our life insurance business by Rs. 184.4 billion from Rs. 970.5 billion at year-end fiscal 2016 to Rs. 1,155.0 billion at year-end fiscal 2017.

Other liabilities in fiscal 2016 included proposed dividends (including corporate dividend tax) of Rs. 32.9 billion. Pursuant to amendment in Accounting Standard, AS 4 - ‘Contingencies and events occurring after balance sheet date’, the Bank has not accounted for proposed dividend for fiscal 2017, which was paid in fiscal 2018, in the financial statements for fiscal 2017. In India, dividends declared for a fiscal year are normally paid in the following year. We declared a dividend of Rs. 5.00 per equity share for fiscal 2016, which was paid in fiscal 2017. We declared a dividend of Rs. 2.50 per equity share for fiscal 2017, which has been paid in fiscal 2018.

Equity share capital and reserves

Stockholders’ equity increased from Rs. 941.1 billion at year-end fiscal 2016 to Rs. 1,046.3 billion at year-end fiscal 2017 primarily due to the annual accretion to reserves out of profit.

Pursuant to amendment in Accounting Standard, AS 4 - ‘Contingencies and events occurring after balance sheet date’, the Bank has not accounted for proposed dividend for fiscal 2017, which was paid in fiscal 2018, in the financial statements for fiscal 2017. Accordingly, the proposed dividend has not been reduced from the net worth at March 31, 2017.

Fiscal 2016 to Fiscal 2015

Summary

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

There are uncertainties in respect of certain sectors due to the weak global economic environment, sharp downturn in the commodity cycle, gradual nature of the domestic economic recovery and high leverage by borrowers. The key sectors that have been impacted include power, mining, iron & steel, cement and rigs. In view of the uncertainties relating to these sectors and the time that it may take to resolve the Bank’s exposure to these sectors, we made a collective contingency and related reserve at March 31, 2016 of Rs. 36.0 billion towards the Bank’s exposure to these sectors and certain promoter entities where the underlying is partly linked to these sectors. This reserve is over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines but, as a prudent matter, is permitted under the Reserve Bank of India guidelines and Indian GAAP.

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

Net worth (equity share capital and reserves and surplus) increased from Rs. 847.0 billion at year-end fiscal 2015 to Rs. 941.1 billion at year-end fiscal 2016 primarily due to accretion to reserves from profit for the year and creation of revaluation reserves on fixed assets. Total assets increased by 11.2% from Rs. 8,260.8 billion at year-end fiscal 2015 to Rs. 9,187.6 billion at year-end fiscal 2016. Total deposits increased by 16.9% from Rs. 3,859.6 billion at year-end fiscal 2015 to Rs. 4,510.8 billion at year-end fiscal 2016. Savings account deposits increased by 18.3% from Rs. 1,221.1 billion at year-end fiscal 2015 to Rs. 1,444.6 billion at year-end fiscal 2016. Current account deposits increased by 19.6% from Rs. 504.6 billion at year-end fiscal 2015 to Rs. 603.4 billion at year-end fiscal 2016. Term deposits increased by 15.4% from Rs. 2,133.9 billion at year-end fiscal 2015 to Rs. 2,462.8 billion at year-end fiscal 2016. The current account and savings account ratio (ratio of current account and saving account deposit to total deposit) increased from 44.7% at year-end fiscal 2015 to 45.4% at year-end fiscal 2016. Total advances increased by 12.6% from Rs. 4,384.9 billion at year-end fiscal 2015 to Rs. 4,937.3 billion at year-end fiscal 2016. Our retail advances increased by 21.9% from Rs. 1,956.9 billion at year-end fiscal 2015 to Rs. 2,385.7 billion at year-end fiscal 2016.

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

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Interest income(1)	Rs.	549,640	Rs.	592,937	US$	9,143	7.9%
Interest expense		(323,182)		(339,965)		(5,242)	5.2%
Net interest income	Rs.	226,458	Rs.	252,972	US$	3,901	11.7%

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

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

The cost of funds for the rupee portfolio decreased by 40 basis points from 7.16% in fiscal 2015 to 6.76% in fiscal 2016 primarily due to the following factors:

•	The cost of rupee deposits decreased from 6.34% in fiscal 2015 to 5.99% in fiscal 2016 primarily due to an increase in proportion of average current account and savings account deposits and a decrease in the cost of rupee term deposits. The average rupee current account and savings account deposits as a percentage of total rupee deposits increased from 42.6% in fiscal 2015 to 43.4% in fiscal 2016. The cost of rupee term deposits decreased from 8.75% in fiscal 2015 to 8.21% in fiscal 2016 reflecting softening of interest rates. In fiscal 2016, the Bank reduced the term deposit rates for select maturities, effective April 10, 2015, June 27, 2015, July 13, 2015, August 22, 2015, September 23, 2015 and March 29, 2016.

•	The cost of rupee borrowings decreased from 10.50% in fiscal 2015 to 9.90% in fiscal 2016. The cost of borrowings decreased primarily due to a decrease in the cost of refinance borrowings and cost of borrowing under the liquidity adjustment facility of the Reserve Bank of India.

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

Average interest-bearing rupee liabilities increased from Rs. 3,670.9 billion in fiscal 2015 to Rs. 4,155.7 billion in fiscal 2016. Average rupee time deposits increased from Rs. 1,693.7 billion in fiscal 2015 to Rs. 1,891.6 billion in fiscal 2016. Average rupee current account and savings account deposits increased from Rs. 1,259.2 billion in fiscal 2015 to Rs. 1,448.1 billion in fiscal 2016. Average rupee borrowings increased from Rs. 718.0 billion in fiscal 2015 to Rs. 815.9 billion in fiscal 2016 primarily due to an increase in refinance borrowings, offset, in part, by a decrease in borrowings under the liquidity adjustment facility of the Reserve Bank of India.

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

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	83,939	Rs.	87,697	US$	1,352	4.5%
Profit/(loss) on treasury-related activities (net)(1)		46,694		66,222		1,021	41.8
Profit/(loss) on sale of land, buildings and other assets (net)		34		264		4	N/M
Premium and other operating income from insurance business		220,771		263,840		4,068	19.5
Miscellaneous income		1,085		2,998		46	176.3
Total non-interest income	Rs.	352,523	Rs.	421,021	US$	6,491	19.4%

N/M- Not meaningful

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

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

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	65,683	Rs.	69,123	US$	1,066	5.2%
Depreciation on own property		7,632		8,239		127	8.0
Auditor’s fees and expenses		222		230		4	3.6
Depreciation on leased assets		351		192		3	(45.3)
Expenses pertaining to insurance business		191,640		232,710		3,588	21.4
Other administrative expenses		84,700		97,402		1,502	15.0
Total non-interest expenses	Rs.	350,228	Rs.	407,896	US$	6,290	16.5%

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

Non-performing Assets

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Opening balance (gross non-performing assets)	Rs.	122,994	Rs.	173,870	US$	2,681	41.4%
Add: New non-performing assets during the year		90,945		178,402		2,751	96.2
Less: Loans upgraded to performing during the year		(5,925)		(11,504)		(177)	94.2
Less: Recoveries (excluding recoveries made from upgraded accounts)		(14,966)		(15,353)		(237)	2.6
Less: Write-offs		(19,178)		(32,199)		(497)	67.9
Gross non-performing assets(1)	Rs.	173,870	Rs.	293,216	US$	4,521	68.6
Provisions for non-performing assets(1)		(96,655)		(145,431)		(2,242)	50.5
Net non-performing assets(1)	Rs.	77,215	Rs.	147,785	US$	2,279	91.4
Gross customer assets		5,149,278		5,718,339		88,178	11.1
Net customer assets	Rs.	5,026,019	Rs.	5,556,942	US$	85,689	10.6
Gross non-performing assets as a percentage of gross customer assets		3.4%		5.1%
Net non-performing assets as a percentage of net customer assets		1.5%		2.7%

(1)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

In fiscal 2010 and fiscal 2011, the Indian economy experienced high rates of growth. The Indian corporate sector undertook significant investments during this period, including in the infrastructure and commodity sectors. This also led to high loan growth in the banking sector, including for us. Subsequently, the Indian economy began to experience challenges in terms of high inflation and consequently higher interest rates, currency depreciation and a sharp slowdown in economic growth. Thereafter, the corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, including from the government, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals like clearances on environment and land, and judicial decisions like the deallocation of coal mines. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic scenario, volatility in global and domestic financial markets and delays in project implementation. Corporate investment activity declined. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector.

From fiscal 2015, the Indian economy experienced an improvement in certain macro-economic indicators, with a reduction in inflation and interest rates, stability in the currency and a gradual increase in the rate of economic growth. However, the challenges in project completion continued, receivables remained high and the corporate sector continued to be impacted due to lower than anticipated cash flow generation and high leverage.

Further, during fiscal 2016, the corporate sector experienced additional challenges. The anticipated improvement in the performance of the corporate sector did not materialize due to the gradual domestic recovery, subdued corporate investment and continued global economic challenges. The global economic environment continued to be volatile, with a slowdown in growth globally, including in large emerging markets. The significant decline in global commodity prices, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors such as iron & steel, coal and petroleum oil related activities. Capital investments in the economy remained subdued impacting corporations in investment-linked sectors like construction. In view of the lower than projected cash flows, the progress in reducing leverage in the corporate sector remained slow. While several companies were working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, these efforts were taking time to show results, resulting in an increase in the level of additions to non-performing loans, including slippages from the restructured loan portfolio into non-performing status. In addition, during the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, the Indian banking system, including us, experienced a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans into non-performing status, during fiscal 2016. Our provisioning costs are expected to remain elevated in the near term. See also “Business – Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers” and “—Executive Summary—Business environment-Trends in fiscal 2016”.

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

See also “Business—Classification of Loans—Impact of Economic Environment on Commercial and Consumer Loan Borrowers—Non-performing Assets”.

Restructured Loans

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of standard restructured loans.

	At March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)	Rs.	133,448	Rs.	130,787	US$	2,017	(2.0)%
Add: Loans restructured during the year		38,965		23,089		356	(40.7)
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		11,207		9,939		153	(11.3)
Less: Loans upgraded to standard category during the year		(2,149)		(78)		(1)	(96.4)
Less: Loans downgraded to non-performing category during the year		(45,115)		(53,002)		(817)	17.5
Less: Repayments during the year		(5,569)		(12,061)		(186)	116.6
Gross restructured loans	Rs.	130,787	Rs.	98,674	US$	1,522	(24.6)
Provisions for restructured loans		(9,458)		(7,581)		(117)	(19.8)
Net restructured loans	Rs.	121,329	Rs.	91,093	US$	1,405	(24.9)
Average balance of net restructured loans(1)		124,816		118,602		1,829	(5.0)
Gross customer assets		5,149,278		5,718,339		88,178	11.1
Net customer assets	Rs.	5,026,019	Rs.	5,556,942	US$	85,689	10.6
Gross restructured loans as a percentage of gross customer assets		2.5%		1.7%
Net restructured loans as a percentage of net customer assets		2.4%		1.6%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

(2)	Based on the Reserve Bank of India guidelines effective fiscal 2013, restructured loans include all loans to a borrower where any of the loan facilities have been restructured.

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

The net standard restructured loans, as a percentage, decreased from 2.4% at year-end fiscal 2015 to 1.6% at year-end fiscal 2016. At year-end fiscal 2016, the outstanding provision on restructured loans (including the provision for funded interest) decreased from Rs. 9.5 billion at year-end fiscal 2015 to Rs. 7.6 billion at year-end fiscal 2016. See also “Operating and Financial Review and Prospects—Provisions for Non-performing Assets and Restructured Loans”.

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

Provisions and contingencies

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	4,129	Rs.	2,985	US$	46	(27.7)%
Provision for non-performing and other assets		36,307		77,189		1,190	112.6
Collective contingency and related reserve		-		36,000		555	N/M
Provision for standard assets		3,928		3,176		49	(19.1)
Others		999		3,704		57	270.8
Total provisions and contingencies (excluding tax)	Rs.	45,363	Rs.	123,054	US$	1,897	171.3%

N/M- Not meaningful

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

There are uncertainties in respect of certain sectors due to the weak global economic environment, sharp downturn in the commodity cycle, gradual nature of the domestic economic recovery and high leverage by borrowers. The key sectors that have been impacted include power, mining, iron & steel, cement and rigs. At March 31, 2016, the Bank’s fund based exposure and outstanding non-fund based facilities to companies internally rated below investment grade (excluding borrowers classified as non-performing or restructured) was Rs. 119.6 billion (1.3% of the Bank’s total exposure) to power (excluding central public sector owned undertaking), Rs. 90.1 billion (1.0%) to mining, Rs. 77.8 billion (0.8%) to iron & steel, Rs. 66.4 billion (0.7%) to cement and Rs. 25.1 billion (0.3%) to rigs. Further, ICICI Bank’s fund based exposure and outstanding non-fund based facilities to promoter entities internally rated below investment grade where the underlying is partly linked to these sectors was Rs. 61.6 billion (0.7%). In view of the uncertainties relating to these sectors and the time that it may take to resolve our exposure to these sectors, we made a collective contingency and related reserve at March 31, 2016 of Rs. 36.0 billion towards the Bank’s exposure to these sectors and certain promoter entities where the underlying is partly linked to these sectors. This reserve is over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines but, as a prudent matter, is permitted under the Reserve Bank of India guidelines and Indian GAAP. There can be no assurance that this reserve would be adequate to cover any future provisioning requirements in respect of these exposures or that non-performing loans will not arise from other exposures in these sectors.

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

The life insurance subsidiary had an aggregate tax charge of Rs. 1.9 billion in fiscal 2016 compared to an aggregate tax charge of Rs. 0.01 billion in fiscal 2015. The lower tax expense in fiscal 2015 were primarily due to tax benefit on carried forward business losses of earlier years, which were adjusted fully against the profit for fiscal 2015 for tax purposes. The income tax expense of our general insurance subsidiary increased from Rs. 1.6 billion in fiscal 2015 to Rs. 2.0 billion in fiscal 2016. The lower tax expense in fiscal 2015 were primarily due to tax benefit on carried forward business losses of earlier years, which were fully adjusted against the profit for fiscal 2015 for tax purposes and a higher proportion of tax exempt investment income.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	476,372	Rs.	650,359	US$	10,029	36.5%
Investments(1)		2,743,108		2,860,441		44,109	4.3
Advances (net of provisions)		4,384,901		4,937,291		76,134	12.6
Fixed assets		58,712		87,135		1,344	48.4
Other assets(1)		597,699		652,336		10,059	9.1
Total assets	Rs.	8,260,792	Rs.	9,187,562	US$	141,675	11.2%

(1)	In accordance with the Reserve Bank of India circular dated July 16, 2015, investments in the Rural Infrastructure and Development Fund and other related deposits of Rs. 280.7 billion (At March 31, 2015: Rs. 284.5 billion) have been re-classified to line item ‘Rural Infrastructure and Development Fund’ under - Other Assets.

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

Advances of ICICI Bank UK increased from Rs. 189.7 billion at year-end fiscal 2015 to Rs. 209.1 billion at fiscal 2016 primarily due to an increase in the corporate loan book, offset, in part, by reduction in the portfolio of foreign currency convertible bonds on account of maturities.

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

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Deposits	Rs.	3,859,552	Rs.	4,510,774	US$	69,557	16.9%
Borrowings(1)		2,112,520		2,203,777		33,983	4.3
Other liabilities(2)		1,416,616		1,498,348		23,105	5.8
Minority interest		25,058		33,556		517	33.9
Total liabilities		7,413,746		8,246,455		127,162	11.2
Equity share capital		11,597		11,632		179	0.3
Reserves and surplus(3)		835,449		929,475		14,333	11.3
Total liabilities (including capital and reserves)	Rs.	8,260,792	Rs.	9,187,562	US$	141,674	11.2%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

(2)	Includes proposed dividend (including corporate dividend tax) of Rs. 32.9 billion for fiscal 2016 (fiscal 2015: Rs. 32.7 billion).

(3)	Includes employees’ stock options outstanding.

Our total liabilities (including capital and reserves) increased by 11.2% from Rs. 8,260.8 billion at year-end fiscal 2015 to Rs. 9,187.6 billion at year-end fiscal 2016, primarily due to an increase in deposits and borrowings.

Deposits

Deposits increased by 16.9% from Rs. 3,859.6 billion at year-end fiscal 2015 to Rs. 4,510.8 billion at year-end fiscal 2016. Deposits of ICICI Bank increased by 16.6% from Rs. 3,615.6 billion at year-end fiscal 2015 to Rs. 4,214.3 billion at year-end fiscal 2016. Term deposits of ICICI Bank increased by 15.8% from Rs. 1,971.8 billion at year-end fiscal 2015 to Rs. 2,283.3 billion at year-end fiscal 2016. The current account and savings account deposits of ICICI Bank increased from Rs. 1,643.8 billion at year-end fiscal 2015 to Rs. 1,931.0 billion at year-end fiscal 2016. Savings account deposits increased by 16.9% from Rs. 1,148.6 billion at year-end fiscal 2015 to Rs. 1,342.3 billion at year-end fiscal 2016 and current account deposits increased by 18.9% from Rs. 495.2 billion at year-end fiscal 2015 to Rs. 588.7 billion at year-end fiscal 2016. Deposits of overseas branches, in dollar terms, decreased by 5.6% from US$ 1.8 billion at year-end fiscal 2015 to US$ 1.7 billion at year-end fiscal 2016 and, in rupee terms, decreased by 2.2% from Rs. 112.5 billion at year-end fiscal 2015 to Rs. 110.0 billion at year-end fiscal 2016.

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

Borrowings

Borrowings increased by 4.3% from Rs. 2,112.5 billion at year-end fiscal 2015 to Rs. 2,203.8 billion at year-end fiscal 2016. Borrowings of ICICI Bank increased by 1.4% from Rs. 1,724.2 billion at year-end fiscal 2015 to Rs. 1,748.1 billion at year-end fiscal 2016, primarily due to an increase in foreign currency bond borrowings, refinance borrowings and foreign currency term money borrowing, offset, in part, by a decrease in borrowings from the Reserve Bank of India under the liquidity adjustment facility. Net borrowings of overseas branches increased by 2.3% from Rs. 880.2 billion at year-end fiscal 2015 to Rs. 959.8 billion at year-end fiscal 2016.

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

The following table sets forth, at the dates indicated, the notional amount of foreign exchange and interest rate derivatives contracts.

	Notional principal amounts								Balance sheet fair value(1)
	At March 31,								At March 31,
	2015		2016		2017		2017		2015		2016		2017		2017
	(in millions)
Interest rate products:
Swap agreements	Rs.	4,361,764	Rs.	4,825,926	Rs.	6,118,473	US$	94,348	Rs.	15,838	Rs.	19,289	Rs.	3,795	US$	59
Others		116,734		53,847		65,252		1,006		280		(449)		150		2
Total interest rate products	Rs.	4,478,498	Rs.	4,879,773	Rs.	6,183,725	US$	95,354	Rs.	16,118	Rs.	18,840	Rs.	3,945	US$	61
Foreign exchange products:
Forward contracts	Rs.	3,035,674	Rs.	3,770,911	Rs.	4,446,642	US$	68,568	Rs.	(7,599)	Rs.	1,534	Rs.	(538)	US$	(8)
Swap agreements		534,420		468,883		411,069		6,339		(340)		2,902		9, 062		140
Others		535,252		462,022		518,974		8,003		(2,013)		(2,608)		(2,131)		(33)
Total foreign exchange products	Rs.	4,105,346	Rs.	4,701,816	Rs.	5,376,684	US$	82,910	Rs.	(9,951)	Rs.	1,828	Rs.	6,393	US$	99

(1)	Denotes the net mark-to-market impact of the derivatives and foreign exchange products on the reporting date.

The notional principal amount of interest rate products increased from Rs. 4,879.8 billion at year-end fiscal 2016 to Rs. 6,183.7 billion at year-end fiscal 2017. The credit exposure on interest rate derivatives decreased from Rs. 79.4 billion at year-end fiscal 2016 to Rs. 78.5 billion at year-end fiscal 2017. The notional principal amount of foreign exchange products increased from Rs. 4,701.8 billion at year-end fiscal 2016 to Rs. 5,376.7 billion at year-end fiscal 2017. The credit exposure on foreign exchange derivatives increased from Rs. 206.5 billion at year-end fiscal 2016 to Rs. 218.9 billion at year-end fiscal 2017.

An interest rate swap does not entail the exchange of notional principal, and the cash flow arises because of the difference between the interest rate pay and receive portions of the swap, which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making, which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in the generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counterparty, the net market risk of the two transactions will be zero whereas the notional principal amount of the portfolio will be the sum of both transactions. We had no funded credit derivatives instruments and non-funded credit derivatives instruments at year-end fiscal 2017.

Securitization

The Bank primarily securitizes retail loans through securitization transactions involving special purpose entities, usually constituted as trusts. Post securitization of the loans, we continue to act as the servicing agent and maintain customer account relationships and service these set of loans transferred to the securitization trusts. The securitization transactions can be either with or without credit enhancement. In accordance with the Reserve Bank of India guidelines for securitization of standard assets, the Bank accounts for any loss arising from securitization immediately at the time of sale and the profit/premium arising from securitization is amortized over the life of the transaction based on the method prescribed by the Reserve Bank of India guidelines.

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

The total outstanding first loss credit enhancements at year-end fiscal 2017 were Rs. 2.2 billion and second loss credit enhancements were Rs. 1.8 billion for securitized pools originated by the Bank. With respect to the second loss guarantees provided to the third party originated pools, the outstanding at fiscal 2017 was Rs. 3.5 billion.

Our Canadian subsidiary has entered into securitization arrangements in respect of its self-originated and/or purchased (originated by third parties) insured residential mortgages, to issue National Housing Act Mortgage-backed Securities and also participates in Canada Mortgage Bonds program as a seller. The National Housing Act Mortgage-backed Securities are backed by pools of amortizing residential mortgages insured by the Canada Mortgage and Housing Corporation or approved third party insurers (which are generally guaranteed by the federal Government of Canada). The Canada Mortgage Bonds, introduced by Canada Mortgage and Housing Corporation, is a guaranteed, semi-annual coupon, bullet-maturity bond. Canada Mortgage Bonds are issued by a special purpose trust, known as Canada Housing Trust.

As required under the Canada Mortgage Bonds program, our Canadian subsidiary, as an issuer, has undertaken to remit monthly to the Central Payor and Transfer Agent the payments of principal and interest accrued and due on the mortgage loans in the pools. ICICI Bank Canada has also undertaken to make the payments to the Central Payor and Transfer Agent on the due dates even if the corresponding amounts have not been received and collected by them in respect of the pools. At year-end fiscal 2017, the outstanding balance of such securitized insured mortgages were CAD 3.1 billion.

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 1,364.1 billion (including fund-based commitments fungible with non-fund-based facilities) at year-end fiscal 2017, compared to Rs. 1,498.9 billion at year-end fiscal 2016. The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Capital Commitments

We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The estimated amounts of contracts remaining to be executed on capital projects decreased from Rs. 6.1 billion at year-end fiscal 2016 to Rs. 5.5 billion at year-end fiscal 2017.

Other Contractual Obligations

The following table sets forth certain contractual obligations at year-end fiscal 2017.

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions, except percentages)
Long-term debt obligations	Rs.	1,588,337	Rs.	293,736	Rs.	501,119	Rs.	284,606	Rs.	508,876
Time deposits		2,567,875		2,037,943		424,621		83,951		21,360
Life-insurance obligations(1)		1,629,530		(51,705)		(181,343)		36,514		1,826,064
Gratuity obligations(2)		16,518		1,779		3,269		3,327		8,143	(3)
Pension obligations(2)		10,667		942		2,337		2,388		5,000	(3)
Operating lease obligations		2,195		455		785		601		354
Guarantees(4),(5)
Financial guarantees		388,779		285,721		68,216		22,638		12,204
Performance guarantees		631,185		371,748		177,326		60,375		21,736
Total	Rs.	6,835,086	Rs.	2,940,619	Rs.	996,330	Rs.	494,400	Rs.	2,403,737

(1)	The amounts shown represent an estimate of undiscounted cash flows under life insurance contracts. The cash flows shown consist of expected benefit payments net of premiums receivable as per the contractual terms. Cash flows associated with benefit payments are projected based on assumptions for factors like mortality and investment returns. The cash flows included in the above table are different from the liabilities on policies in effect at year-end fiscal 2017 that are disclosed in the balance sheet because the liabilities are disclosed at discounted values and include an allowance for other non-contractual cash flows, such as expenses.

(2)	Based on actuarial assumptions.

(3)	Based on outflow estimates between five and 10 years.

(4)	The amount represents maximum amount of obligation,

(5)	Based on contractual maturity.

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

A unit-linked life insurance policy is a policy in which the cash value of the policy varies according to the net asset value of units (i.e., shares) in investment assets chosen by the policyholder. The unit liability is equal to the net asset value of the units in each policy as of the valuation date. The non-unit liability for linked insurance policies and the liability for non-linked life insurance policies is calculated using the gross premium method using assumptions for interest, mortality, expense and inflation. For participating policies, the assumptions are also made for future bonuses, together with allowances for taxation and allocation of profits to shareholders. These assumptions are determined as prudent estimates at the date of valuation with allowances for adverse deviations.

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

Pension obligations

The Bank provides pensions—deferred retirement plans—covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plans provide for monthly pension payments to these employees when they retire. These payments are based on the respective employee’s years of service with the Bank and applicable salary and include a cost of living adjustment. Pension funds for employees in service who previously worked at the former Bank of Madura, Sangli Bank or Bank of Rajasthan are managed in an in-house trust and the liability is funded as per actuarial valuation.

Pursuant to a master policy, the Bank purchases annuities from Life Insurance Corporation and ICICI Prudential Life Insurance Company Limited for the benefit of employees upon their retirement. These annuities provide the pension payments to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan.

Operating lease obligations

We have commitments under long-term operating leases principally for premises. The following table sets forth a summary of future minimum lease rental commitments at year-end fiscal 2017.

Lease rental commitments for fiscal	(in millions)
2018	Rs.	455
2019		410
2020		375
2021		350
2022		251
Thereafter		354
Total minimum lease commitments	Rs.	2,195

Guarantees

As a part of our project financing and commercial banking activities, we have issued bank guarantees to support business requirements of our clients. Guarantees represent irrevocable assurances that the Bank will pay in the event a customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary, when a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary, where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years. The credit risks, as well as the operating risks, associated with bank guarantees are similar to those relating to other types of unfunded facilities. We enter into guarantee arrangements after conducting appropriate due diligence on our clients. We generally review these facilities on an annual basis. If a client’s risk profile deteriorates to an unacceptable level, we may choose not to renew the guarantee upon expiry or may require additional security sufficient to protect our exposure. Guarantees decreased by 6.6% from Rs. 1,091.8 billion at year-end fiscal 2016 to Rs. 1,020.0 billion at year-end fiscal 2017.

The following table sets forth, at the dates indicated, guarantees outstanding.

	At year-end fiscal
	2015		2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Financial guarantees	Rs.	461,262	Rs.	460,968	Rs.	388,779	US$	5,995	(15.6)%
Performance guarantees		611,080		630,784		631,185		9,733	0.1
Total guarantees	Rs.	1,072,342	Rs.	1,091,752	Rs.	1,019,964	US$	15,728	(6.6)%

Financial guarantees constituted approximately 38% of our guarantee exposure at year-end fiscal 2017. Of these financial guarantees, approximately 11 % were issued towards risk participation, syndication and favoring other lenders as beneficiaries to allow our clients to avail credit assistance or credit enhancement from other lenders. The remaining financial guarantees were issued to support other business requirements of our clients, such as guarantees for the procurement of goods or guarantees in lieu of security/cash deposits. Performance guarantees constituted 62% of our guarantee exposure at year-end fiscal 2017.

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

In some cases, we have collateral available to reimburse potential losses on our guarantees. Margins in the form of cash and fixed deposit available to us to reimburse losses realized under guarantees amounted to Rs. 85.7 billion at year-end fiscal 2017, compared to Rs. 78.7 billion at year-end fiscal 2016. Other property or security may also be available to us to cover losses under these guarantees.

Our related party guarantees amounted to Rs. 8 million at year-end fiscal 2017.

The following table sets forth the roll-forward of activity for guarantees at year-end fiscal 2017.

Particulars	Performance Guarantees		Financial Guarantees
	(in millions)
Opening balance at April 1, 2016	Rs.	630,784	Rs.	460,968
Additions: Issued during the year		229,548		331,607
Deletions: Closed due to expiry/termination during the year		(222,842)		(358,880)
Invoked and paid during the year		(6,305)		(44,916)
Closing balance at year-end fiscal 2017	Rs.	631,185	Rs.	388,779

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

At year-end fiscal 2017, ICICI Bank was required to maintain a minimum Common Equity Tier-1 capital ratio of 6.80%, minimum Tier-1 capital ratio of 8.30% and minimum total capital ratio of 10.30%. The minimum total capital requirement includes a capital conservation buffer of 1.25% and capital surcharge of 0.05% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the Bank follows the standardized approach for measurement of credit risk, the standardized duration method for measurement of market risk and the basic indicator approach for measurement of operational risk.

Unconsolidated capital adequacy position

The following table sets forth, at the dates indicated, regulatory capital, risk-weighted assets and risk-based capital ratios computed in accordance with the Reserve Bank of India’s Basel III guidelines and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian GAAPs.

	As per the Reserve Bank of India’s Basel III guidelines
	At year-end fiscal
	2016		2017	2017[1]
	(in millions, except percentages)
Common equity Tier 1 capital	Rs.	789,594	858,394	US$	13,237
Tier 1 capital		794,824	897,246		13,836
Tier 2 capital		215,127	189,409		2,920
Total capital	Rs.	1,009,951	1,086,655	US$	16,756
Credit risk: risk-weighted assets	Rs.	5,263,179	5,266,988	US$	81,218
Market risk: risk-weighted assets		310,412	420,249		6,480
Operational risk: risk-weighted assets		497,535	560,780		8,647
Total risk-weighted assets	Rs.	6,071,126	6,248,017	US$	96,346
Common equity Tier 1 risk-based capital ratio		13.0%	13.7%
Tier 1 risk-based capital ratio		13.1%	14.4%
Tier 2 risk-based capital ratio		3.5%	3.0%
Total risk-based capital ratio		16.6%	17.4%

1.	The proposed dividend was reduced from capital funds though not deducted from net worth for the purpose of financial reporting at year-end fiscal 2017.

In fiscal 2017, capital funds (net of deductions) increased by Rs. 76.7 billion from Rs. 1,010.0 billion at year-end fiscal 2016 to Rs. 1,086.7 billion at year-end fiscal 2017 primarily due to inclusion of retained earnings, issuance of Additional Tier-1 capital instruments of Rs. 34.3 billion, lower deduction for investment in subsidiaries due to repatriation of capital from an overseas banking subsidiary and sale of shareholding in insurance subsidiaries, offset, in part, by a decrease in amount of innovative perpetual debt instruments upon exercising the call option by the Bank and a decrease in eligible amount of non-common equity capital due to application of Basel III grandfathering rules.

Risk-weighted assets relating to credit risk increased Rs. 3.8 billion from Rs. 5,263.2 billion at year-end fiscal 2016 to Rs. 5,267.0 billion at year-end fiscal 2017 primarily due to an increase of Rs. 149.9 billion in risk-weighted assets for on-balance sheet assets, offset, in part, by a decrease of Rs. 146.0 billion in risk-weighted assets for off-balance sheet assets. The off-balance sheet risk-weighted assets at year-end fiscal 2015 was Rs. 1,063.3 billion which reduced to Rs. 1,050.0 billion at year-end fiscal 2016 and further reduced to Rs. 903.9 billion at year-end fiscal 2017.

Risk-weighted assets relating to market risk increased by Rs. 109.8 billion from Rs. 310.4 billion at year-end fiscal 2016 to Rs. 420.3 billion at year-end fiscal 2017 primarily due to an increase in the portfolio of fixed income securities and equity investments

Risk-weighted assets relating to operational risk increased by Rs. 63.3 billion from Rs. 497.5 billion at March 31, 2016 to Rs. 560.8 billion at March 31, 2017. The operational risk capital charge is computed based on 15% of the average of the previous three financial years’ gross income and is revised on an annual basis at June 30. Risk-weighted assets is arrived at by multiplying the capital charge by 12.5.

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

At year-end fiscal 2017, our total risk-based capital ratios at the consolidated level as per Basel III guidelines stipulated by the Reserve Bank of India were common equity Tier 1 risk-based capital ratio of 13.8%, Tier 1 risk-based capital ratio of 14.4% and total risk-based capital ratio of 17.3% against the current requirement of minimum common equity Tier 1 capital ratio of 6.80%, a minimum Tier 1 capital ratio of 8.30% and a minimum total capital ratio of 10.30% respectively.

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

We continue to monitor relevant developments and believe that its current robust capital adequacy position and demonstrated track record of access to domestic and overseas markets for capital raising will enable us to maintain the necessary levels of capital as required by regulations while continuing to grow our business.

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

The goal of liquidity management is to ensure that the Bank is always in a position to efficiently meet both expected and unexpected current and future cash flow and collateral needs without negatively affecting either its daily operation or financial condition.

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including inter-bank deposits. However, a large portion of our assets, primarily the corporate and project finance and home loan portfolio, have medium or long-term maturities, creating a potential for funding mismatches. We actively monitor our liquidity position and attempts to maintain adequate liquidity at all times to meet all the requirements of our depositors and bondholders, while also meeting the credit demand of its customers.

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

We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in India are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market and through the issuance of bonds. We also have recourse to the liquidity adjustment facility and marginal standing facility which are short-term funding arrangements provided by the Reserve Bank of India. We generally maintain a substantial portfolio of high quality liquid securities that may be sold on an immediate basis to meet our liquidity needs. We also have the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasions have touched highs of 100.0% and above. To curtail reliance on such volatile funding, our liquidity management policy has stipulated daily limits for borrowing and lending in this market. Our limit on daily borrowing is more conservative than the limit set by the Reserve Bank of India. ICICI Securities Primary Dealership, like us, relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates. However, ICICI Securities Primary Dealership being a primary dealer also has access to liquidity adjustment facility and standing liquidity facility from the Reserve Bank of India.

Our gross liquid assets consist of cash, nostro balances, overnight and other short-term money market placements, government bonds and treasury bills (including investments eligible for reserve requirements and net of borrowings on account of repurchase agreements, the liquidity adjustment facility and the marginal standing facility), corporate bonds (rated AA and above), other money market investments such as commercial paper and certificates of deposits and mutual fund investments. We deduct short-term money-market borrowings (borrowings with maturity up to 30 days) from the aggregate of these assets to determine net liquid assets.

We maintain a significant portion of our demand and time liabilities in forms required pursuant to regulatory reserve requirements imposed by the Reserve Bank of India. The Reserve Bank of India stipulates a cash reserve ratio applicable to Indian banks, which requires us to maintain an average percentage of our demand and time liabilities as a cash balance deposited with the Reserve Bank of India over 14-day period. At year-end fiscal 2017, the cash reserve ratio requirement percentage was 4.00%. In addition, cash reserves may not fall below 90% (with effect from April 16, 2016) of the required cash reserve ratio on any day during any 14-day reporting period.

The Reserve Bank of India also stipulates a statutory liquidity ratio applicable to Indian banks, which requires us to maintain a certain percentage of demand and time liabilities in certain prescribed investments. At year-end fiscal 2017, the statutory liquidity ratio requirement percentage was 20.5%. We generally hold more statutory liquidity ratio eligible securities than the statutory liquidity ratio requirement. Statutory liquidity ratio eligible instruments include cash, gold or approved unencumbered securities.

At various of our overseas branches, certain reserves are maintained pursuant to local regulations. We have complied with these local reserve requirements in fiscal 2017.

The Reserve Bank of India on June 9, 2014 issued final guidelines on the Basel III framework on liquidity standards including liquidity coverage ratio, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards. The liquidity coverage ratio promotes short-term resilience of banks to potential liquidity disruptions by ensuring that banks have sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days. As per the guidelines, the liquidity coverage ratio requirement was effective January 1, 2015 with a minimum requirement of 60.0% starting from January 1, 2015 (currently the minimum requirement is 80.0%), and will rise in equal steps to reach 100.0% on January 1, 2019. As per the Reserve Bank of India guidelines, effective January 1, 2016, liquidity coverage ratio has been made applicable to Indian banks on a consolidated basis. We have been computing our liquidity coverage ratio on monthly basis since January 2015 as per the Reserve Bank of India guidelines. The liquidity coverage ratio of the Group, based on daily values, for the three months ended March 31, 2017 was 95.9%.

ICICI Bank maintain liquid assets in addition to statutory liquidity ratio and cash reserve ratio requirement. Throughout fiscal 2017, the Bank maintained adequate reserves as per these regulatory requirements.

The following table sets forth the components of the ICICI Bank’s average and balance sheet date liquid assets.

	At March 31, 2016		Fortnightly average for fiscal 2017		At March 31, 2017
	(in billions)
Statutory liquidity ratio eligible investments and other government securities, net of borrowings on account of repurchase agreement, liquidity adjustment facility and collateralized borrowings	Rs.	1,091.2	Rs.	1,167.5	Rs.	1,129.4
Balance with central banks and current accounts with other banks		299.8		270.2		331.7
Other liquid assets		471.6		321.7		559.0
Gross liquid assets		1,862.6		1,759.4		2,020.1
(Less) Short-term borrowings		–		3.5		0.5
Net liquid assets	Rs.	1,862.6	Rs.	1,755.9	Rs.	2,019.6

ICICI Bank held net liquid assets totaling Rs. 2,019.6 billion at year-end fiscal 2017, compared to Rs. 1,862.6 billion at year-end fiscal 2016. In fiscal 2017, the Bank held fortnightly average net liquid assets of Rs. 1,755.9 billion. In addition to the amounts included in net liquid assets above, at year-end fiscal 2017, the Bank also held other fixed income non-government securities totaling Rs. 42.4 billion compared to Rs. 42.7 billion at year-end fiscal 2016.

In compliance with local regulations, some overseas branches of the Bank are required to maintain a ‘net due to’ position with other group entities i.e. they can only be a net borrower up to a specified amount. Accordingly, only the liquidity maintained in excess of such ‘net due to’ requirements can be utilized at other group entities. At year-end fiscal 2017, such overseas branches of the Bank held net liquid assets of Rs. 75.9 billion (equivalent), which are included in our overall net liquid assets of the Bank of Rs. 2,019.6 billion.

We also have access to other reliable sources of liquidity. The Reserve Bank of India conducts repurchase and reverse repurchase transactions with banks through its liquidity adjustment facility and marginal standing facility to carry out monetary policy and manage liquidity for the Indian banking system. The Reserve Bank of India stipulates an interest rate applicable to fixed rate repurchase, fixed rate reverse repurchase agreements and marginal standing facility, known as the repo rate, reverse repo rate and marginal standing facility rate respectively. In addition, Reserve Bank of India also conducts variable rate repurchase, reverse repurchase auction, rates for which are arrived through competitive bidding. At year-end fiscal 2017, the Reserve Bank of India repo rate, reverse repo rate and marginal standing facility rate were 6.25%, 5.75% and 6.75% respectively. The liquidity adjustment facility and marginal standing facility are available throughout the year. Under the marginal standing facility, in addition to the eligible securities a bank holds in excess of the statutory requirement, banks can borrow overnight up to 2.0% of their respective net demand and time liabilities outstanding at the end of the second preceding 14-day period. Further, there is a liquid market for repurchase transactions with other market counterparties. Banks may enter into repurchase transactions with the Reserve Bank of India or other market counterparties against the statutory liquidity ratio eligible securities that hold in excess of the statutory requirement.

At year-end fiscal 2017, ICICI Bank had government securities amounting to Rs. 403.9 billion eligible for borrowings through the liquidity adjustment facility and marginal standing facility from the Reserve Bank of India.

The Reserve Bank of India uses the liquidity adjustment facility and the marginal standing facility to implement monetary policy. The Reserve Bank of India has the right to suspend the liquidity adjustment facility or reduce the amounts that Indian banks can access through the liquidity adjustment facility on any day on a proportionate basis for all banks. Such policy changes could affect the operations of these facilities and could restrict Indian banks, including us, from accessing these facilities. The Reserve Bank of India has restricted liquidity provision through the overnight liquidity adjustment facility to a specified ratio of net demand and time liabilities and increasingly provides liquidity through term repurchase agreements of various maturities. At year-end fiscal 2017, the liquidity provision through the overnight liquidity adjustment facility was capped at 0.25% of net demand and time liabilities of banks.

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

ICICI Bank has the ability to use its rupee liquidity in India to meet refinancing needs at its overseas branches, although this may be at a relatively high cost based on swap and exchange rates prevailing at the time of such refinancing. The Bank raised the equivalent of US$ 729 million through issuances of US$ denominated bonds in August 2016 (original maturity of three years), in September 2016 (original maturity of three years), in October 2016 (original maturity three years), in December 2016 (original maturity five years) and in March 2017 (original maturity 5.5 years); Hong Kong dollar (HKD) denominated bonds in July 2016 (original maturity of three years) and in September 2016 (original maturity of three years) and Japanese Yen (JPY) denominated bonds in December 2016 (original maturity of five years). The terms of the Bank’s bond issuances and loans from other financial institutions and export credit agencies contain cross-default clauses, restrictions on its ability to merge or amalgamate with another entity and restrictions on the Bank’s ability to prematurely redeem or repay such bonds or loans. The terms of the Bank’s subordinated debt issuances eligible for inclusion in Tier 1 or Tier 2 capital include the suspension of interest payments in the event of losses or capital deficiencies, and a prohibition on redemption, even at maturity or on specified call option dates, without the prior approval of the Reserve Bank of India. The Bank is currently not, and does not expect to be, in breach of any material covenants of the Bank’s borrowings that would be construed as events of default under the terms of such borrowings.

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

In respect of our domestic operations, we may enter into collateralized borrowings in the form of repurchase transactions with the Reserve Bank of India or through Clearing Corporation of India Limited, a centralized clearing counterparty or with the market counterparties, against the statutory liquidity ratio eligible securities to meet expected and unexpected borrowings requirements. In general, the market value of collateral given for any such loan is higher than the value of the loan, which is referred to as a haircut. The Reserve Bank of India has stipulated the haircut for all such securities for borrowings from them. In case of borrowings through products settled through Clearing Corporation of India Limited, the value of the collateral under repo/collateralized lending and borrowing obligations is computed after applying a haircut as stipulated by the Clearing Corporation of India Limited. Further, members of Clearing Corporation of India Limited’s collateralized lending and borrowing obligations segment are also required to maintain margin contributions in relation to their borrowing/lending obligation at any point of time which act as cushion against any fall in the value of the underlying collateral. We hold sufficient securities in our account to meet additional collateral requirements if required and systems and processes are in place to ensure sufficient balance in our Principal-Securities General Ledger account, Repo Constituent - Securities General Ledger account, Clearing Corporation of India Limited Securities Guarantee Fund/collateralized lending and borrowing obligations margin account resulting in smooth settlement of transactions.

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

In respect of overseas branch operations, generally, the collateral requirements are applicable to banks which have outstanding borrowings that are subject to margin-reset and consequent collateral deposits are governed by global master repurchase agreement. We have an Asset Liability Management Committee approved framework for accepting covenants, linked to credit rating downgrade of the Bank and a breach in thresholds of certain financial covenants as a part of borrowing agreements and a stress scenario has been formulated linked to potential outflows due to a breach of rating downgrade covenants.

Under the proposed margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision and Reserve Bank of India, which are currently in a draft stage, derivative transactions would be subject to margin-reset and consequent collateral exchange would be as governed by Credit Support Annex. In overseas branch operations, we have not signed any Credit Support Annex with counterparties that require the maintenance of collateral; while in the domestic operations, we have signed Credit Support Annex with certain inter-bank counterparties which may require us to post/transfer collateral.

We have certain borrowings that would be affected by a credit rating downgrade of the Bank. Such borrowings amount to around 3% of the total borrowings of the Bank at year-end fiscal 2017. If an international credit rating agency downgrades the Bank’s credit rating by one or more notches, we would be required to pay an increased interest rate on these borrowings. The liquidity impact is monitored on a fortnightly basis and is reported to relevant committees on a semi-annual basis. Volatility in the international debt markets may constrain our international borrowings.

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

As per the extant regulatory guidelines in the United Kingdom, ICICI Bank UK is subject to a limit of 25% of the capital base on the exposure to an individual counterparty (or a group of related counterparties). The capital base is calculated as the sum of eligible Tier 1 and Tier 2 capital, less any deductions as per the Basel III guidelines. ICICI Bank UK has a capital base of US$ 616 million at year-end fiscal 2017, resulting in a limit of US$ 154 million. Also, ICICI Bank UK stipulates various internal limits to manage exposure concentrations within the Bank. The key parameters of risk concentrations measured include sectoral, country, rating category based, product specific exposures, counterparty and large exposures.

The Prudential Regulation Authority issued a new policy statement on Capital Requirements in June 2015, which was supplemented by supervisory statement on Prudential Regulation Authorities approach to supervising liquidity and funding risk. The new guidelines were applicable from October 1, 2015. As per the guidelines banks were required to maintain Liquidity Coverage Ratio, as per the methodology provided in the Delegated Act issued by European Banking Authority in October 2014, at 80% starting October 1, 2015 as a Pillar 1 liquidity requirement. The Liquidity Coverage Ratio requirement increased to 90% from January 1, 2017 and would increase to 100% from January 1, 2018 onwards. Additionally, Prudential Regulation Authority adopted an interim Pillar 2 approach, in which it specified banks to hold high quality liquid assets for add-ons specified in the existing Individual liquidity guidance for the Bank. These add-ons are for specific risks, which are not captured in Liquidity Coverage Ratio. ICICI Bank UK maintains Liquidity Coverage Ratio above the stipulated level.

In November 2014, The Office of Superintendent of Financial Institution revised the Liquidity Adequacy Requirements to incorporate Liquidity Coverage Ratio requirements for banks in Canada. The requirements expect banks to have an adequate stock of unencumbered high quality liquid assets that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The standard requires that, absent a situation of financial stress, the value of the coverage ratio of high quality liquid assets to total net cash outflows be no lower than 100%. The Office of Superintendent of Financial Institution expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy, which are approved by its Board of Directors. These policies require ICICI Bank Canada to maintain a certain percentage of its customer liabilities in liquid assets and to maintain sufficient liquidity to cover net outflows in the “up to 30 days” maturity bucket. These limits are monitored by Asset Liability Management Committee of ICICI Bank Canada, at least on monthly basis. ICICI Bank Canada has complied with these requirements throughout fiscal 2017. In addition, net cumulative cash flow information, which consists of details of the maturity pattern of assets and liabilities and net cash flows, is shared with the Office of Superintendent of Financial Institution on a monthly basis.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2015
	Cost at year-end fiscal 2014		Additions/ transfers		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2015
	(in millions)
Premises	Rs.	47,929	Rs.	4,465	Rs.	(629)	Rs.	(12,258)	Rs.	39,507	US$	609
Other fixed assets (including furniture and fixtures)		50,802		7,519		(3,049)		(38,393)		16,879		260
Assets given on lease		17,299		-		-		(14,973)		2,326		36
Total	Rs.	116,030	Rs.	11,984	Rs.	(3,678)	Rs.	(65,624)	Rs.	58,712	US$	905

	Fiscal 2016
	Cost at year-end fiscal 2015		Additions/ transfers/revaluations			Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2016
	(in millions)
Premises	Rs.	51,765	Rs.	29,610	(1)	Rs.	(724)	Rs.	(13,359)		Rs 67,292	US$	1,038
Other fixed assets (including furniture and fixtures)		55,272		7,510			(3,215)		(42,139)		17,428		269
Assets given on lease		17,299		-			-		(14,885)		2,414		37
Total	Rs.	124,336	Rs.	37,120		Rs.	(3,939)	Rs.	(70,383)	Rs.	87,134	US$	1,344

(1)	Includes gain on revaluation created through reserve of Rs. 28.2 billion.

	Fiscal 2017
	Cost at year-end fiscal 2016		Additions/transfers/ revaluation			Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2017
		(in millions)
Premises	Rs.	80,650	Rs.	8,050	(1)	Rs.	(607)	Rs.	(14,750)		Rs 73,344	US$	1,131
Other fixed assets (including furniture and fixtures)		59,567		7,487			(3,215)		(46,218)		17,621		272
Assets given on lease		17,300		-			(395)		(14,490)		2,415		37
Total	Rs.	157,517	Rs.	15,537		Rs.	(4,217)	Rs.	(75,458)	Rs.	93,380	US$	1,440

(1)	Includes gain on revaluation created through reserve of Rs. 3.0 billion.

Cost of fixed assets increased from Rs. 124.3 billion at year-end fiscal 2015 to Rs. 157.5 billion at year-end fiscal 2016 primarily due to gains of Rs. 28.2 billion on revaluation of premises during fiscal 2016.

Collateral Management

Overview

We define collateral as the assets or rights provided to the Bank by the borrower or a third party in order to secure a credit facility. The Bank would have the rights of a secured creditor in respect of the assets/contracts offered as security for the obligations of the borrower/obligor. We ensure that the underlying documentation for the collateral provides the Bank with appropriate rights over the collateral or other forms of credit enhancement including the right to liquidate, retain or take legal possession of it in a timely manner in the event of default by the counterparty. We also endeavor to keep the assets provided as security to the Bank under adequate insurance during the tenor of the Bank’s exposure. The Bank monitors the collateral value periodically.

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

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of fiscal 2017 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

The Reserve Bank of India in its guidelines on “segmental reporting” has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The consolidated segmental report for fiscal 2017, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•	Retail Banking includes our exposures which satisfy the four qualifying criteria of “regulatory retail portfolio” as stipulated by the Reserve Bank of India’s Basel III guidelines. These criteria are as follows:

(i)	Orientation criterion: Exposure to an individual person or persons (not to be restricted to an individual, Hindu Undivided Family, trust, partnership firm, private limited companies, public limited companies, co-operative societies, etc.) or to a small business are classified as retail. A small business is defined as one where the three-year average annual turnover is less than Rs. 500 million.

(ii)	Product criterion: All exposure should take the form of any of the following:

•	revolving credits and lines of credit (including overdrafts);

•	term loans and leases (e.g. installment loans and leases, student and educational loans); and

•	small business facilities and commitments.

(iii)	Low value of individual exposures: The maximum aggregate retail exposure to one counterparty should not exceed the absolute threshold limit of Rs. 50 million.

(iv)	Granularity criterion: The regulatory retail portfolio should be sufficiently diversified to a degree that reduces the risks in the portfolio. The aggregate exposure to one counterparty should not exceed 0.2% of the overall retail portfolio.

•	Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included in the Retail Banking segment, as per the Reserve Bank of India guidelines for the Bank.

•	Treasury includes the entire investment and derivative portfolio of the Bank, ICICI Strategic Investments Fund and ICICI Equity Fund (up to September 30, 2015).

•	Other Banking includes leasing operations and other items not attributable to any particular business segment of the Bank. It also includes the Bank’s banking subsidiaries, i.e., ICICI Bank UK PLC, ICICI Bank Canada and ICICI Bank Eurasia Limited Liability Company (up to December 31, 2014).

•	Life Insurance represents results of ICICI Prudential Life Insurance Company Limited.

•	General Insurance represents results of ICICI Lombard General Insurance Company Limited.

•	Others include ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, ICICI Prudential Pension Funds Management Company Limited, ICICI Kinfra Limited (up to September 30, 2014) and I-Ven Biotech Limited (up to December 31, 2015).

Framework for transfer pricing

Liabilities of retail banking and wholesale banking segments are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements and specific charge on account of directed lending to certain sectors categorized as priority sector. Current account and savings account deposits are transfer priced at a fixed rate. For term deposits and borrowings, the transfer pricing is primarily based on the categories specified in the Transfer Pricing Policy. Transfer pricing to our asset creation units is based on the incremental cost of deposits (blended for current account and savings account deposits) and borrowings adjusted for the maturity of the asset (term premium) and regulatory reserve requirements. The allocated capital is also considered as a source of funding for this purpose.

Fiscal 2017 Compared with Fiscal 2016

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Retail Banking	Rs.	38,977	Rs.	53,853	US$	830	38.2%
Wholesale Banking		(12,454)		(74,341)		(1,146)	496.9
Treasury		86,163		120,814		1,863	40.2
Other Banking		6,790		3,022		47	(55.5)
Life Insurance		17,716		17,849		275	0.8
General Insurance		7,077		9,101		140	28.6
Others		14,252		21,764		336	52.7
Profit before tax	Rs.	158,521	Rs.	152,062	US$	2,345	(4.1%)

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Net interest income	Rs.	91,914	Rs.	113,270	US$	1,746	23.2%
Non-interest income		49,023		57,535		887	17.4
Total income		140,937		170,805		2,633	21.2
Non-interest expenses		97,972		112,260		1,731	14.6
Profit before provisions		42,965		58,545		902	36.3
Provisions		3,988		4,692		72	17.7
Profit before tax	Rs.	38,977	Rs.	53,853	US$	830	38.2%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Advances	Rs.	1,608,891	Rs.	1,999,885	US$	30,839	24.3%
Deposits		2,982,101		3,518,338		54,253	18.0

Loans in the retail banking segment increased primarily due to higher disbursements, mainly in home loans, automobile loans and personal loans. The retail banking segment maintained its focus on strengthening its deposit franchise reflected in the increase in the retail deposit base. The savings account deposits of the segment increased by 28.0% from Rs. 1,342.3 billion at year-end fiscal 2016 to Rs.1,718.4 billion at year end fiscal 2017.

The profit before tax of the retail banking segment increased from Rs. 39.0 billion in fiscal 2016 to Rs. 53.9 billion in fiscal 2017, primarily due to an increase in net interest income and non-interest income.

Net interest income increased by 23.2% from Rs. 91.9 billion in fiscal 2016 to Rs. 113.3 billion in fiscal 2017 primarily due to an increase in the loan portfolio and increase in current account and savings account deposits.

Non-interest income increased by 17.4% from Rs. 49.0 billion in fiscal 2016 to Rs. 57.5 billion in fiscal 2017 primarily due an increase in third party product distribution fees, lending linked fees, transaction banking fees and fees from credit card portfolio.

Non-interest expenses increased by 14.6% from Rs. 98.0 billion in fiscal 2016 to Rs 112.3 billion in fiscal 2017 primarily due to an increase direct marketing expenses and an increase in operating expenses due to expansion in branch network.

Provisions increased from Rs. 3.9 billion in fiscal 2016 to Rs. 4.7 billion in fiscal 2017 reflecting an increase in retail loan portfolio. See also “Business – Risk management – Credit risk – Assessment of Retail Loans” and “Business – Classification of loans – Impact of Economic Environment on Commercial and Consumer Loan Borrowers”.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Net interest income	Rs.	83,615	Rs.	65,712	US$	1,013	(21.4%)
Non-interest income		38,064		35,304		545	(7.3)
Total income		121,679		101,016		1,558	(17.0)
Non-interest expenses		25,981		32,414		500	24.8
Profit before provisions		95,698		68,602		1,058	(28.3)
Provisions		108,152		142,943		2,204	32.2
Profit before tax	Rs.	(12,454)	Rs.	(74,341)	US$	(1,146)	496.9%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Advances	Rs.	2,609,440	Rs.	2,565,395	US$	39,559	(1.7%)
Deposits		1,132,167		1,358,117		20,942	20.0%

The loan portfolio of the wholesale banking segment decreased by 1.7% from Rs. 2,609.4 billion at year-end fiscal 2016 to Rs. 2,565.4 billion at year-end fiscal 2017. The current account deposits increased by 25.9% from Rs. 331.3 billion at year-end fiscal 2016 to Rs. 417.1 billion at year-end fiscal 2017 and the term deposits in the segment increased by 17.5% from Rs. 800.8 billion at year-end fiscal 2016 to Rs. 941.1 billion at year-end fiscal 2017.

The loss before tax of the wholesale banking segment increased from Rs. 12.4 billion in fiscal 2016 to Rs. 74.3 billion in fiscal 2017 primarily due to reduction in net interest income and increase in provisions.

Net interest income decreased by 21.4% from Rs. 83.6 billion in fiscal 2016 to Rs. 65.7 billion in fiscal 2017 primarily due to higher additions to non-performing assets and loans under strategic debt restructuring scheme and reduction in base rate during fiscal 2016 and fiscal 2017. The Bank accounts for interest income on a cash basis on non-performing assets and cases where strategic debt restructuring has been invoked. Non-interest income decreased by 7.3% from Rs. 38.0 billion in fiscal 2016 to Rs. 35.3 billion in fiscal 2017, primarily due to a decrease in fee income. The corporate fee income continued to be adversely impacted due to subdued corporate activity.

Non-interest expenses increased by 24.8% from Rs. 26.0 billion in fiscal 2016 to Rs. 32.4 billion in fiscal 2017, primarily due to an increase in employee cost and other operating expenses.

Provisions increased from Rs. 108.1 billion in fiscal 2016 to Rs. 142.9 billion in fiscal 2017 primarily due an increase in additions to non-performing assets in the corporate and small and medium enterprises loan portfolio including downgrades from the restructured loan portfolio, cases where strategic debt restructuring has been invoked/implemented and specific provision on certain standard loans. During fiscal 2017, the additions to non-performing loans, including slippages from restructured loans, and provisions remained elevated as the corporate sector challenges continued due to the slowdown in economic growth, low corporate profitability, subdued investment activity, and impact on business activity following the withdrawal of high denomination currency notes. While several companies are working with banks to restructure and reorganize their businesses and reduce their leverage through sales of businesses and assets, the process of resolution of stressed assets remained slower than expected due to delays in decision making at the Joint Lenders’ Forum that was set up to explore options for early resolution of stress in loan accounts. Several measures were announced by the Reserve Bank of India and the government, including the introduction of the Insolvency and Bankruptcy Code, during the year to enable early resolution of assets. However, the continued challenges in the operating and recovery environment impacted the pace of resolution leading to a significant increase in non-performing loans and provisions during fiscal 2017.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Net interest income	Rs.	30,969	Rs.	31,615	US$	488	2.1%
Non-interest income		61,457		98,701		1,522	60.6
Total income		92,426		130,316		2,010	41.0
Non-interest expenses		1,796		2,177		34	21.2
Profit before provisions		90,630		128,139		1,976	41.4
Provisions		4,467		7,325		113	64.0
Profit before tax	Rs.	86,163	Rs.	120,814	US$	1,863	40.2%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Investments[1]	Rs.	1,604,397	Rs.	1,615,348	US$	24,909	0.7%
Borrowings		1,748,074		1,475,562		22,753	(15.6%)

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services, such as forward contracts, swaps and options. They also include investments made by ICICI Strategic Investments Fund and ICICI Equity Fund (up to September 30, 2015).

The profit before tax of the treasury segment increased by 40.2% from Rs. 86.2 billion in fiscal 2016 to Rs. 120.8 billion in fiscal 2017 primarily due to an increase in non-interest income, offset, in part, by an increase in provisions.

Net interest income increased by 2.1% from Rs. 31.0 billion in fiscal 2016 to Rs. 31.6 billion in fiscal 2017, primarily due to a decrease in cost of borrowings, offset, in part, by a decrease in yields on investments.

Non-interest income increased by 60.6% from Rs. 61.5 billion in fiscal 2016 to Rs. 98.7 billion in fiscal 2017 primarily due to a gain of Rs. 51.3 billion on sale of stake in ICICI Prudential Life Insurance Company Limited through initial public offer and higher realized gains on the government securities and other fixed income securities.

Provisions increased from Rs. 4.5 billion in fiscal 2016 to Rs. 7.3 billion in fiscal 2017 primarily due to provision on security receipts and equity shares acquired on conversion of loans.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Net interest income	Rs.	15,288	Rs.	15,184	US$	234	(0.7%)
Non-interest income		2,477		3,095		48	24.9
Total income		17,765		18,279		282	2.9
Non-interest expenses		4,883		4,703		73	(3.7)
Profit before provisions		12,882		13,576		209	5.4
Provisions		6,092		10,554		163	73.2
Profit before tax	Rs.	6,790	Rs.	3,022	US$	46	(55.5%)

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Advances	Rs.	638,887	Rs.	502,938	US$	7,755	(21.3%)
Investments		80,001		76,940		1,186	(3.8)
Deposits		400,943		255,054		3,933	(36.4)
Borrowings	Rs.	252,530	Rs.	232,139	US$	3,580	(8.1%)

Other banking business includes our leasing operations, our overseas banking subsidiaries, ICICI Bank UK and ICICI Bank Canada and other items not attributable to any particular business segment of the Bank.

The profit before tax of our other banking segment decreased from Rs. 6.8 billion in fiscal 2016 to Rs. 3.0 billion in fiscal 2017, primarily due to an increase in provisions, offset, in part, by an increase in non-interest income.

Net interest income decreased marginally from Rs. 15.3 billion in fiscal 2016 to Rs. 15.2 billion in fiscal 2017.

Non-interest income increased by 24.9% from Rs. 2.5 billion in fiscal 2016 to Rs. 3.1 billion in fiscal 2017, primarily due to an increase in non-interest income of ICICI Bank Canada. Non-interest income of ICICI Bank Canada increased primarily due to an increase in fee income and realized gains on call back of corporate bonds by the issuers.

Non-interest expenses decreased from Rs. 4.9 billion in fiscal 2016 to Rs. 4.7 billion in fiscal 2017.

Provisions increased by 73.2% from Rs. 6.1 billion in fiscal 2016 to Rs. 10.6 billion in fiscal 2017 primarily due to higher provisions made by ICICI Bank UK and ICICI Bank Canada. Provisions of our UK subsidiary increased from Rs. 3.9 billion in fiscal 2016 to Rs. 4.6 billion in fiscal 2017 primarily due to specific provision made on impaired loans, offset, in part, by a decrease in provision on investments. Provisions of our Canadian subsidiary increased from Rs. 1.8 billion in fiscal 2016 to Rs. 5.7 billion in fiscal 2017 primarily due to specific provision made on impaired loans.

Advances decreased by 21.3% from Rs. 638.9 billion at year-end fiscal 2016 to Rs. 502.9 billion at year-end fiscal 2017, primarily due to a decrease in advances of ICICI Bank and ICICI Bank UK. Advances of ICICI Bank decreased from Rs. 134.3 billion at year-end fiscal 2016 to Rs. 77.0 billion at year-end fiscal 2017 primarily due to maturity of loans against Foreign Currency Non-Resident (Bank) deposits in fiscal 2017. Advances of ICICI Bank UK decreased from Rs. 209.1 billion at year-end fiscal 2016 to Rs. 153.9 billion at year-end fiscal 2017 primarily due to a decrease in corporate loan on account of prepayment/sell-down and maturities of retail loans against foreign currency non-resident deposits. Advances of ICICI Bank Canada decreased from Rs. 295.5 billion at year-end fiscal 2016 to Rs. 272.0 billion primarily due to prepayment/repayment of corporate loans at fiscal 2017.

Investments decreased by 3.8% from Rs. 80.0 billion at year-end fiscal 2016 to Rs. 76.9 billion at year-end fiscal 2017, primarily due to a decrease in investments of ICICI Bank UK, offset, in part, by an increase in investments of ICICI Bank Canada. The investment portfolio of ICICI Bank UK decreased from Rs. 49.3 billion at year-end fiscal 2016 to Rs. 44.3 billion at year-end fiscal 2017 primarily due to maturity of investments in government securities. The investment portfolio of ICICI Bank Canada increased from Rs. 30.8 billion at year-end fiscal 2016 to Rs. 32.6 billion at year-end fiscal 2017 primarily due to deployment of additional liquidity in bankers’ acceptances.

Deposits decreased by 36.4% from Rs. 400.9 billion at year-end fiscal 2016 to Rs. 255.1 billion at year-end fiscal 2017 primarily due to a decrease in deposits of ICICI Bank and ICICI Bank UK. Deposits of ICICI Bank decreased from Rs. 97.5 billion at year-end fiscal 2016 to Rs. 23.9 billion at year-end fiscal 2017 primarily due to redemption of Foreign Currency Non-Resident (Bank) deposits. Deposits of ICICI Bank UK decreased from Rs. 163.4 billion at year-end fiscal 2016 to Rs. 106.9 billion at year-end fiscal 2017, primarily due to a decrease in institutional deposits, retail term and saving deposits, offset, in part, by an increase in corporate term deposits. Deposits of ICICI Bank Canada decreased from Rs. 140.0 billion at year-end fiscal 2016 to Rs. 124.2 billion at year-end fiscal 2017, primarily due to a decrease in term deposits, offset, in part, by an increase in current deposits.

Borrowings decreased by 8.1% from Rs. 252.5 billion at year-end fiscal 2016 to Rs. 232.1 billion at year-end fiscal 2017 primarily due to a decrease in the borrowings of ICICI Bank UK. Borrowings of ICICI Bank UK decreased from Rs. 98.7 billion at year-end fiscal 2016 to Rs. 81.2 billion at year-end fiscal 2017 primarily due to a decrease in repo borrowings. Borrowings of ICICI Bank Canada decreased marginally from Rs. 153.8 billion at year-end fiscal 2016 to Rs. 150.9 billion at year-end fiscal 2017.

With regard to our overseas banking subsidiaries, global developments, including decline in crude oil prices and the election by a majority of voters in the United Kingdom to withdraw from the European Union in a national referendum, are expected to slow down economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Premium earned	Rs.	191,644	Rs.	223,540	US$	3,447	16.6%
Premium on reinsurance ceded		(1,657)		(1,988)		(31)	20.0
Net premium earned		189,987		221,552		3,416	16.6
Other income		20,365		22,305		344	9.5
Investment income		21,285		26,605		410	25.0
Total income		231,637		270,462		4,170	16.8
Commission paid		6,200		7,589		117	22.4
Claims/benefits paid		16,975		11,118		171	(34.5)
Operating expenses		19,951		24,728		381	23.9
Total expenses		43,126		43,435		669	0.7
Transfer to linked funds		139,479		160,605		2,477	15.1
Provisions for policy holder liabilities (non-linked)		31,316		48,573		749	55.1
Profit before tax	Rs.	17,716	Rs.	17,849	US$	275	0.8%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Investments	Rs.	270,320	Rs.	325,351	US$	5,017	20.4%
Assets held to cover linked liabilities		752,958		878,784		13,551	16.7
Liabilities on life policies in force		970,534		1,154,974		17,810	19.0

The life insurance industry in India registered a growth of 20.7% in retail weighted new business premium in fiscal 2017, according to the Life Insurance Council with ICICI Prudential Life Insurance Company registering a growth of 29.0%.

ICICI Prudential Life Insurance Company maintained its leadership position among the private sector companies with a private market share of 22.3% on a retail weighted new business premium basis in fiscal 2017 compared to 21.9% in fiscal 2016. Overall market share on this basis increased from 11.3% in fiscal 2016 to 12.0% in fiscal 2017. Assets under management increased by 18.3% from Rs. 1,039.4 billion at year-end fiscal 2016 to Rs. 1,229.2 billion at year-end fiscal 2017.

The profit before tax of ICICI Prudential Life Insurance Company increased marginally from Rs. 17.7 billion in fiscal 2016 to Rs. 17.8 billion in fiscal 2017.

The total premium income of ICICI Prudential Life Insurance Company increased by 16.6% from Rs. 191.6 billion in fiscal 2016 to Rs. 223.5 billion in fiscal 2017 primarily due to an increase in retail renewal premium and retail new business premium. Retail renewal premium increased by 18.5% from Rs. 120.0 billion in fiscal 2016 to Rs. 142.2 billion in fiscal 2017. Retail new business premium increased by 29.4% from Rs. 54.6 billion in fiscal 2016 to Rs. 70.7 billion in fiscal 2017. Group premium decreased from Rs. 17.1 billion in fiscal 2016 to Rs. 10.7 billion in fiscal 2017.

Other income of ICICI Prudential Life Insurance Company increased by 9.5% from Rs. 20.4 billion in fiscal 2016 to Rs. 22.3 billion in fiscal 2017 primarily due to an increase in fund management charges and mortality charges.

Investment income of ICICI Prudential Life Insurance Company increased by 25.0% from Rs. 21.3 billion in fiscal 2016 to Rs. 26.6 billion in fiscal 2017 primarily due to an increase in net realized gains and interest income. The interest income increased from Rs. 18.4 billion in fiscal 2016 to Rs. 20.6 billion in fiscal 2017. The net realized gains increased from Rs. 2.9 billion in fiscal 2016 to Rs. 6.0 billion in fiscal 2017 primarily due to higher realized gains on sale of equity shares and fixed income portfolio.

Commission expenses of ICICI Prudential Life Insurance Company increased by 22.4% from Rs. 6.2 billion in fiscal 2016 to Rs. 7.6 billion in fiscal 2017, which is in line with the change in product mix and an increase in total premium.

Claims and benefit payouts of ICICI Prudential Life Insurance Company decreased by 34.5% from Rs. 17.0 billion in fiscal 2016 to Rs. 11.1 billion in fiscal 2017 on account of lower surrenders, offset, in part, by an increase in death claims and maturity claims.

Transfer to linked funds represents the transfer of premium received, including the renewal premium on linked policies of ICICI Prudential Life Insurance Company to investments, which has increased by 15.1% from Rs. 139.5 billion in fiscal 2016 to Rs. 160.6 billion in fiscal 2017 primarily due to an increase in linked premium. The investible portion of the premium on linked policies of life insurance represents the premium income including renewal premium received on linked policies of life insurance business invested, after deducting charges and premium for risk coverage, in the underlying asset or index chosen by the policy holder.

Assets held to cover the linked liabilities of ICICI Prudential Life Insurance Company increased from Rs. 753.0 billion at year-end fiscal 2016 to Rs. 878.8 billion at year-end fiscal 2017 primarily due to an increase in investments in equity shares and corporate bonds.

Liability under existing life insurance policies to be paid by ICICI Prudential Life Insurance Company increased by 19.0% from Rs. 970.5 billion at year-end fiscal 2016 to Rs. 1,155.0 billion at year-end fiscal 2017.

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Gross written premium (including premium on reinsurance accepted)	Rs.	82,960	Rs.	109,605	US$	1,690	32.1%
Premium on reinsurance ceded		(28,611)		(43,657)		(673)	52.6
Unexpired risk reserve		(6,133)		(4,312)		(66)	(29.7)
Net premium earned		48,216		61,636		951	27.8
Commission income (net)		3,280		4,341		67	32.4
Investment income from pool(1)		242		245		4	1.2
Investment income		11,574		13,105		202	13.2
Total income		63,312		79,327		1,224	25.3
Operating expenses		17,112		19,820		306	15.8
Claims/benefits paid (net)		39,282		49,543		764	26.1
Other expenses (net)		(159)		863		13	N/M
Total expense		56,235		70,226		1,083	24.9
Profit/(loss) before tax	Rs.	7,077	Rs.	9,101	US$	141	28.6%

N/M- Not meaningful

(1)	Investment income from pool represents our share of income from the terrorism pool. The pool represents a multilateral reinsurance arrangement entered into by ICICI Lombard General Insurance Company together with other Indian insurance companies and the General Insurance Corporation of India. The funds belonging to the terrorism pool are administered by the General Insurance Corporation of India.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Investments	Rs.	112,788	Rs.	147,964	US$	2,282	31.2%
Current liabilities including claims outstanding		90,754		149,149		2,300	64.3
Provisions	Rs.	31,158	Rs.	35,485	US$	547	13.9%

The general insurance industry witnessed a growth of 32.3% in fiscal 2017 on the basis of gross direct premium. Higher growth in the industry was primarily due to higher off-take in crop/weather insurance segment.

ICICI Lombard General Insurance Company Limited registered a growth of 32.6% in gross direct premium during fiscal 2017 primarily due to an increase in crop/weather, health and motor insurance portfolio. ICICI Lombard General Insurance Company Limited has maintained its leadership position among private sector general insurance companies and an overall market share of 8.4% during fiscal 2017 on the basis of gross direct premium (Source: General Insurance Council/Insurance Regulatory and Development Authority of India).

The profit before tax of ICICI Lombard General Insurance Company increased by 28.6% from Rs. 7.1 billion in fiscal 2016 to Rs. 9.1 billion in fiscal 2017 primarily due to an increase in net earned premium and investment income, offset, in part, by an increase in claims and benefits payout.

The gross direct premium income increased by 32.6% from Rs. 80.9 billion in fiscal 2016 to Rs. 107.3 billion in fiscal 2017 primarily due to an increase in crop/weather, motor and health insurance business. The net premium income increased from Rs. 48.2 billion in fiscal 2016 to Rs. 61.6 billion in fiscal 2017.

Net commission income increased by 32.4% from Rs. 3.3 billion in fiscal 2016 to Rs. 4.3 billion in fiscal 2017 primarily due to higher reinsurance commission on crop insurance business.

Investment income increased by 13.2% from Rs. 11.6 billion in fiscal 2016 to Rs. 13.1 billion in fiscal 2017 primarily due to an increase in interest income and realized gains on sale of investment securities. Interest income increased from Rs. 7.9 billion in fiscal 2016 to Rs. 8.6 billion in fiscal 2017. Realized gain on sale of investment securities increased from Rs. 3.4 billion in fiscal 2016 to Rs. 3.9 billion in fiscal 2017 primarily due to higher gain on equity investments and government securities.

Operating expenses increased by 15.8% from Rs. 17.1 billion in fiscal 2016 to Rs. 19.8 billion in fiscal 2017 primarily due to an increase in business support expenses which is in-line with the increase in business volumes.

Claims/benefits paid increased by 26.1% from Rs. 39.3 billion in fiscal 2016 to Rs. 49.5 billion in fiscal 2017 reflecting an increase in business volumes.

Investments increased by 31.2% from Rs. 112.8 billion at year-end fiscal 2016 to Rs. 148.0 billion at year-end fiscal 2017 primarily due to an increase in investment in debentures, bonds and equity investments. Current liabilities, including claims outstanding, increased by 64.3% from Rs. 90.8 billion at year-end fiscal 2016 to Rs. 149.1 billion at year-end fiscal 2017 primarily due to an increase in claims outstanding.

Others

The “others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Venture Funds Management Company Limited, ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the largest mutual fund in India in terms of average funds under management for the financial period ended March 31, 2017 according to the Association of Mutual Funds in India.

ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities Limited owns icicidirect.com, a leading online brokerage platform.

The profit before tax of the “others” segment increased from Rs. 14.3 billion in fiscal 2016 to Rs. 21.8 billion in fiscal 2017 primarily due to an increase in profit before tax of ICICI Securities Primary Dealership Limited, ICICI Prudential Asset Management Company Limited, ICICI Securities Limited, ICICI Venture Funds Management Company Limited and ICICI Home Finance Company Limited.

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Net interest income	Rs.	4,470	Rs.	5,400	US$	83	20.8%
Non-interest income		25,461		34,215		528	34.4
Total income		29,931		39,615		611	32.4
Non-interest expenses		15,501		17,761		274	14.6
Operating profit before provisions and tax		14,430		21,854		337	51.4
Provisions		178		90		1	(49.2)
Profit before tax	Rs.	14,252	Rs.	21,764	US$	336	52.7%

Net interest income increased by 20.8% from Rs. 4.5 billion in fiscal 2016 to Rs. 5.4 billion in fiscal 2017.

Non-interest income increased by 34.4% from Rs. 25.5 billion in fiscal 2016 to Rs. 34.2 billion in fiscal 2017 primarily due to an increase in fees income and other income of our securities broking and primary dealership subsidiary and management fees of our asset management subsidiary.

Non-interest expenses increased by 14.6% from Rs. 15.5 billion in fiscal 2016 to Rs. 17.8 billion in fiscal 2017 primarily due to an increase in administrative expenses and staff expenses of our securities broking and asset management subsidiary.

The profit before tax of ICICI Securities Limited increased from Rs. 3.7 billion in fiscal 2016 to Rs. 5.2 billion in fiscal 2017 primarily due to an increase in fee income, offset, in part, by an increase in staff cost and other administrative expenses. Fee income increased primarily due to an increase in brokerage income, third party product distribution fees and corporate finance fees. The brokerage income increased due to higher secondary market retail volumes.

The profit before tax of ICICI Securities Primary Dealership Limited increased from Rs. 3.0 billion in fiscal 2016 to Rs. 6.3 billion in fiscal 2017, primarily due to an increase in trading gains and net interest income. Trading gains were higher in fiscal 2017 due to favorable interest rate movements resulting in higher opportunities for making gains through trading activities.

The profit before tax of ICICI Prudential Asset Management Company Limited increased from Rs. 5.0 billion in fiscal 2016 to Rs. 7.3 billion in fiscal 2017 primarily due to an increase in fee income on account of an increase in average assets under management and change in product-mix in favor of equity mutual fund, which earns higher fees. Fee income increased from Rs. 9.9 billion in fiscal 2016 to Rs. 13.0 billion in fiscal 2017. The above increase was, offset, in part, by an increase in administrative expenses and staff cost.

The profit before tax of ICICI Home Finance Company Limited increased from Rs. 2.7 billion in fiscal 2016 to Rs. 2.8 billion in fiscal 2017 primarily due to a decrease in provisions and staff cost, offset, in part, by a decrease in fees income. Net interest income increased from Rs. 2.9 billion in fiscal 2016 to Rs. 3.0 billion in fiscal 2017. Fees income decreased from Rs. 0.9 billion in fiscal 2016 to Rs. 0.6 billion in fiscal 2017. Provisions decreased from a provision Rs. 0.2 billion in fiscal 2016 to write back of Rs. 0.04 billion in fiscal 2017.

The profit before tax of ICICI Venture Fund Management Company Limited increased from a loss of Rs. 0.2 billion in fiscal 2016 to a profit of Rs. 0.1 billion in fiscal 2017 primarily due to an increase in management fees. Management fees increased primarily due to management fees from new entities.

Fiscal 2016 Compared with Fiscal 2015

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Retail Banking	Rs.	27,243	Rs.	38,977	US$	601	43.1%
Wholesale Banking		62,241		(12,454)		(192)	N/M
Treasury		64,687		86,163		1,329	33.2
Other Banking		6,672		6,790		105	1.8
Life Insurance		16,343		17,716		273	8.4
General Insurance		6,907		7,077		109	2.5
Others		14,635		14,252		219	(2.6)
Profit before tax	Rs.	198,728	Rs.	158,521	US$	2,444	(20.2)%

N/M- Not meaningful

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Net interest income	Rs.	71,415	Rs.	91,914	US$	1,417	28.7%
Non-interest income		42,771		49,023		756	14.6
Total income		114,186		140,937		2,173	23.4
Non-interest expenses		86,147		97,972		1,511	13.7
Profit before provisions		28,039		42,965		662	53.2
Provisions		796		3,988		61	401.0
Profit before tax	Rs.	27,243	Rs.	38,977	US$	601	43.1%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Advances	Rs.	1,193,521	Rs.	1,608,891	US$	24,809	34.8%
Deposits		2,539,964		2,982,101		45,985	17.4

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

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Net interest income	Rs.	84,471	Rs.	83,615	US$	1,289	(1.0)%
Non-interest income		39,004		38,064		587	(2.4)
Total income		123,475		121,679		1,876	(1.5)
Non-interest expenses		25,846		25,981		401	0.5
Profit before provisions		97,629		95,698		1,475	(2.0)
Provisions		35,388		108,152		1,667	205.6
Profit before tax	Rs.	62,241	Rs.	(12,454)	US$	(192)	N/M%

N/M- Not meaningful

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Advances	Rs.	2,564,172	Rs.	2,609,440	US$	40,238	1.8%
Deposits		977,780		1,132,167		17,458	15.8%

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

There are uncertainties in respect of certain sectors due to the weak global economic environment, sharp downturn in the commodity cycle, gradual nature of the domestic economic recovery and high leverage by borrowers. The key sectors that have been impacted include power, mining, iron & steel, cement and rigs. In view of the uncertainties relating to these sectors and the time that it may take to resolve the Bank’s exposure to these sectors, we have made a collective contingency and related reserve at March 31, 2016 of Rs. 36.0 billion towards the Bank’s exposure to these sectors and certain promoter entities where the underlying is partly linked to these sectors. This reserve was over and above the provisions required for non-performing and restructured loans as per the Reserve Bank of India guidelines but, as a prudent matter, is permitted under the Reserve Bank of India guidelines and Indian GAAP. See also “—Selected Consolidated Financial and Operating Data - Provisions and contingencies (excluding tax provisions) - Provisions for Non-performing Assets and Restructured Loans”.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Net interest income	Rs.	29,632	Rs.	30,969	US$	478	4.5%
Non-interest income		39,779		61,457		948	54.5
Total income		69,411		92,426		1,426	33.2
Non-interest expenses		1,830		1,796		28	(1.9)
Profit before provisions		67,581		90,630		1,398	34.1
Provisions		2,894		4,467		69	54.4
Profit before tax	Rs.	64,687	Rs.	86,163	US$	1,329	33.2%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Investments[1]	Rs.	1,581,528	Rs.	1,604,397	US$	24,740	1.4%
Borrowings		1,724,173		1,748,074		26,956	1.4%

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

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Net interest income	Rs.	13,422	Rs.	15,288	US$	236	13.9%
Non-interest income		4,472		2,477		38	(44.6)
Total income		17,894		17,765		274	(0.7)
Non-interest expenses		5,494		4,883		75	(11.1)
Profit before provisions		12,400		12,882		199	3.9
Provisions		5,728		6,092		94	6.4
Profit before tax	Rs.	6,672	Rs.	6,790	US$	105	1.8%

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Advances	Rs.	561,366	Rs.	638,887	US$	9,852	13.8%
Investments		60,344		80,001		1,234	32.6
Deposits		341,775		400,943		6,183	17.3
Borrowings	Rs.	205,298	Rs.	252,530	US$	3,894	23.0%

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

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Premium earned	Rs.	153,066	Rs.	191,644	US$	2,955	25.2%
Premium on reinsurance ceded		(1,462)		(1,657)		(25)	13.3
Net premium earned		151,604		189,987		2,930	25.3
Other income		21,377		20,365		314	(4.7)
Investment income		18,318		21,285		328	16.2
Total income		191,299		231,637		3,572	21.1
Commission paid		5,532		6,200		95	12.1
Claims/benefits paid		9,028		16,975		262	88.0
Operating expenses		17,067		19,951		308	16.9
Total expenses		31,627		43,126		665	36.4
Transfer to linked funds		108,205		139,479		2,151	28.9
Provisions for policy holder liabilities (non-linked)		35,124		31,316		483	(10.8)
Profit before tax	Rs.	16,343	Rs.	17,716	US$	273	8.4%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Investments	Rs.	236,525	Rs.	270,320	US$	4,168	14.3%
Assets held to cover linked liabilities		747,775		752,958		11,611	0.7
Liabilities on life policies in force		936,194		970,534		14,966	3.7

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

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Gross written premium (including premium on reinsurance accepted)	Rs.	69,367	Rs.	82,960	US$	1,279	19.6%
Premium on reinsurance ceded		(25,091)		(28,611)		(441)	14.0
Unexpired risk reserve		(1,923)		(6,133)		(95)	218.9
Net premium earned		42,353		48,216		743	13.8
Commission income (net)		3,738		3,280		51	(12.3)
Investment income from pool(1)		218		242		4	(11.0)
Investment income		9,280		11,574		178	24.7
Total income		55,589		63,312		976	13.9
Operating expenses		13,870		17,112		264	23.4
Claims/benefits paid (net)		34,434		39,282		606	14.1
Other expenses (net)		378		(159)		(3)	(142)
Total expense		48,682		56,235		867	15.5
Profit/(loss) before tax	Rs.	6,907	Rs.	7,077	US$	109	2.5%

(1)	Investment income from pool represents our share of income from the terrorism pool. The pool represents a multilateral reinsurance arrangement entered into by ICICI Lombard General Insurance Company together with other Indian insurance companies and the General Insurance Corporation of India. The funds belonging to the terrorism pool are administered by the General Insurance Corporation of India.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Investments	Rs.	98,212	Rs.	112,788	US$	1,739	14.8%
Current liabilities including claims outstanding		79,885		90,754		1,399	13.6
Provisions	Rs.	25,058	Rs.	31,158	US$	480	24.3%

ICICI Lombard General Insurance Company was the largest private sector general insurance company in India in fiscal 2016, with a market share of 8.4% on the basis of gross direct premium income according to the General Insurance Council of India.

The profit before tax of ICICI Lombard General Insurance Company increased by 2.5% from Rs. 6.9 billion in fiscal 2015 to Rs. 7.1 billion in fiscal 2016 primarily due to an increase in net earned premium and investment income, offset, in part, by an increase in claims and benefits paid.

The gross direct premium income increased by 21.2% from Rs. 66.8 billion in fiscal 2015 to Rs. 80.9 billion in fiscal 2016 primarily due to an increase in crop/weather and motor insurance business. The net premium income increased from Rs. 42.4 billion in fiscal 2015 to Rs. 48.2 billion in fiscal 2016.

Net commission income decreased from Rs. 3.7 billion in fiscal 2015 to Rs. 3.3 billion in fiscal 2016.

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

Operating expenses increased from Rs. 13.9 billion in fiscal 2015 to Rs. 17.1 billion in fiscal 2016 primarily due to an increase in business support expenses, sales promotion expenses and employees’ remuneration and welfare benefits, all of which are in line with the increase in business volumes.

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

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2015		2016		2016		2016/2015 % change
	(in millions, except percentages)
Net interest income	Rs.	3,977	Rs.	4,470	US$	69	12.4%
Non-interest income		25,854		25,461		393	(1.5)
Total income		29,831		29,931		462	0.3
Non-interest expenses		15,140		15,501		239	2.4
Operating profit before provisions and tax		14,691		14,430		223	(1.8)
Provisions		56		178		3	217.9
Profit before tax	Rs.	14,635	Rs.	14,252	US$	220	(2.6)%

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

ICICI Venture Fund Management Company Limited incurred a loss of Rs. 0.21 billion in fiscal 2016 compared to a profit of Rs. 0.1 billion in fiscal 2015 primarily due to a decrease in management fees and other income, offset, in part, by a decrease in staff costs and other administrative expenses. Management fees decreased primarily due to a decrease in accrual of fees from funds that were concluded and change in fee basis from commitment amount to net outstanding investments/outstanding capital in other funds.

Related Party Transactions

In fiscal 2017, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

In fiscal 2017, the following parties were identified as our associates/other related entities: ICICI Merchant Services Private Limited, India Advantage Fund-III, India Advantage Fund-IV, India Infradebt Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth and Catalyst Management Services Private Limited.

Akzo Nobel India Limited and FINO Pay Tech Limited ceased to be related parties effective from April 30, 2016 and January 5, 2017 respectively.

Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel in fiscal 2017: Ms. Chanda Kochhar; Mr. N. S. Kannan; Ms. Vishakha Mulye (identified as related party effective from January 19, 2016), Mr. Vijay Chandok (identified as related party effective from July 28, 2016), Mr. Anup Bagchi (identified as related party effective from February 1, 2017), Mr. K. Ramkumar (ceased to be a related party effective from April 30, 2016) and Mr. Rajiv Sabharwal (ceased to be a related party effective from January 31, 2017). The close family members of the above key management personnel are also our related parties. Close family members in relation to the executive directors means their spouses, children, siblings and parents. We have applied the Indian GAAP standard in determining the close family members of the executive directors.

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

Insurance Services

During fiscal 2017, we received insurance premiums from our associates/other related entities amounting to Rs. 53 million, from key management personnel of the Bank amounting to Rs. 4 million and from the close family members of key management personnel amounting to Rs. 3 million. Our material transactions during fiscal 2017 included Rs. 30 million of premiums received from ICICI Foundation for Inclusive Growth and Rs. 17 million of premiums received from FINO PayTech Limited. The premiums received were towards cover for health insurance, personal accident, marine and miscellaneous items.

During fiscal 2017, we paid claims to our associates/other related entities amounting to Rs. 6 million. Our material transactions during fiscal 2017 include Rs. 4 million of claims paid to FINO PayTech Limited and Rs. 1 million of claims paid to Akzo Nobel India Limited.

Fees, Commission and Other Income

During fiscal 2017, we received fees, commission and other income from our associates/other related entities amounting to Rs. 26 million, from key management personnel of the Bank amounting to Rs. 2 million and from the close family members of key management personnel amounting to Rs. 0.0 million (insignificant amount). Our material transactions during fiscal 2017 included Rs. 22 million of fees, commission and other income received from India Infradebt Limited and Rs. 4 million of fees, commission and other income received from ICICI Merchant Services Private Limited. These transactions primarily generated management, arranger fees and bank charges for us.

During fiscal 2017, we received commission on bank guarantees from NIIT Institute of Finance, Banking and Insurance Training Limited amounting to Rs. 0.0 million (insignificant amount). These transactions primarily pertain to commission towards bank guarantees.

Recovery of lease of Premises, Shared Corporate and Facilities Expenses

During fiscal 2017, we received lease of premises, facilities and other administrative costs from our associates/other related entities amounting to Rs. 97 million. Our material transactions during fiscal 2017 included Rs. 58 million received from ICICI Foundation for Inclusive Growth and Rs. 32 million from FINO PayTech Limited. The amounts were paid by ICICI Foundation for Inclusive Growth to the Bank and by FINO PayTech Limited to ICICI Securities Limited towards their share of the shared corporate expenses, infrastructure and technology sharing charges.

Recovery of secondment of Employees

During fiscal 2017, we received compensation from I-Process Services (India) Private Limited amounting to Rs. 8 million for the recovery of secondment of our employees.

Brokerage, Fees and Other Expenses

During fiscal 2017, we paid brokerage, fees and other expenses to our associates/other related entities amounting to Rs. 6.2 billion. Our material transactions during fiscal 2017 included Rs. 3.6 billion in brokerage, fees and other expenses paid to I-Process Services (India) Private Limited and Rs. 2.4 billion in brokerage, fees and other expenses paid to ICICI Merchant Services Private Limited. These transactions primarily pertain to outsourcing services and expenses towards providing basic banking services.

Investments in securities issued by related parties

During fiscal 2017, we invested Rs. 9.8 billion in securities issued by India Infradebt Limited.

Redemption/buyback of Investments

During fiscal 2017, we received Rs. 168 million from India Advantage Fund-IV and Rs. 100 million from India Advantage Fund-III on account of redemption of venture capital units.

Custodial services

During fiscal 2017, we received custodial charges from our associates/other related entities amounting to Rs. 1 million. Our material transactions during fiscal 2017 amounted to Rs. 0.5 million of custodial charges received from India Advantage Fund-III and amounted to Rs. 0.5 million of custodial charges received from India Advantage Fund-IV.

Interest Expenses

During fiscal 2017, we paid interest on deposits to our associates/other related entities amounting to Rs. 16 million, to our key management personnel amounting to Rs. 7 million and to the close family members of key management personnel amounting to Rs. 3 million. Our material transactions during fiscal 2017 included Rs. 11 million of interest paid to India Infradebt Limited and Rs. 5 million of interest paid to Ms. Chanda Kochhar.

Interest Income

During fiscal 2017, we received interest from our associates/other related entities amounting to Rs. 189 million, from our key management personnel amounting to Rs. 11 million and from the close family members of key management personnel amounting to Rs. 0.2 million. Our material transactions during fiscal 2017 included Rs. 154 million of interest received from India Infradebt Limited and Rs. 35 million of interest received from ICICI Merchant Services Private Limited. These transactions mainly pertain to interest received on non-convertible bonds.

Reimbursement of expenses to related parties

During fiscal 2017, we reimbursed expenses to the NIIT Institute of Finance Banking and Insurance Training Limited amounting to Rs. 0.2 million.

Dividends Paid

During fiscal 2017, the Bank paid dividends to its key management personnel, amounting to Rs. 18 million and to the close family members of key management personnel amounting to Rs. 0.0 million (insignificant amount). The dividend paid during fiscal 2017 to Ms. Chanda Kochhar was Rs. 12 million, to Mr. N. S. Kannan was Rs. 2 million, Ms. Vishakha Mulye was Rs. 3 million and to Mr. Rajiv Sabharwal was Rs. 1 million.

Donations Given

During fiscal 2017, we gave donations to the ICICI Foundation for Inclusive Growth amounting to Rs. 976 million.

Related Party Balances

The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At year-end fiscal 2017
	(in million)
Deposits from related parties held by us	Rs.	3,749
Payables to related parties		731
Our investments in related parties		7,113
Investments in our shares held by related parties		..
Loans and advances to related parties(1)		..
Receivables from related parties		61
Guarantees issued by us for related parties	Rs.	8

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2017
	(in million, except number of shares)
Deposits from key management personnel	Rs.	145
Payables to key management personnel		0.0	(3)
Investments in our shares held by key management personnel		9
Loans and advances to key management personnel(2)		204
Employee stock options outstanding (numbers)		31,201,400
Employee stock options exercised(4)	Rs.	171

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2017
	(in million)
Deposits from close family members of key management personnel	Rs.	56
Payables to close family members of key management personnel		0.0	(3)
Investments in our shares held by close family members of key management personnel		0.0	(3)
Loans and advances to close family members of key management personnel(1)	Rs.	1

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the key management personnel:

Items	Year ended March 31, 2017
	(in million)
Deposits from key management personnel	Rs.	294
Payables to key management personnel		0.1
Investments in our shares held by key management personnel		9
Loans and advances to key management personnel(2)	Rs.	207

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	Year ended March 31, 2017
	(in million)
Deposits from close family members of key management personnel	Rs.	62
Payables to close family members of key management personnel		0.0	(3)
Loans and advances to close family members of key management personnel(1)		9
Investments in our shares held by close family members of key management personnel...	Rs.	0.0	(3)

(1)	The loans and advances (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(2)	The loans and advances (a) were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or (b) were made on the same terms, including interest rates and collateral, as those prevailing at the time for other employees as part of employee loan scheme, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(3)	Insignificant amount.

(4)	During fiscal 2017, 1,014,300 employee stock options were exercised by the key management personnel of the Bank, which have been reported at exercise price.

Joint Ventures and Associates

From fiscal 2008, FINO PayTech Limited (earlier known as Financial Inclusion Network & Operations Limited), I-Process Services (India) Private Limited, NIIT Institute of Finance, Banking and Insurance Training Limited and ICICI Venture Value Fund were accounted as equity affiliates on consolidated financial statements. Due to an increase in the equity stake in the ICICI Venture Value Fund from 48.0% to 54.8% in fiscal 2010 by ICICI Ventures Fund Management Company Limited, a wholly owned subsidiary of the Bank, ICICI Venture Value Fund has been consolidated as required by AS 21 on “Consolidated Financial Statements”. However, from fiscal 2014, due to redemption of units of ICICI Venture Value Fund, this entity ceased to be a consolidating entity and accordingly has not been consolidated. In fiscal 2017, ICICI Group ceased to exercise significant influence over FINO PayTech Limited and therefore this entity ceased to be an equity affiliate of the Bank, and, accordingly, has not been accounted as an equity affiliate from January 5, 2017.

From fiscal 2010, investment in Rainbow Fund and ICICI Merchant Services Private Limited were accounted as equity affiliate in Consolidated Financial Statements. However, from fiscal 2014, due to redemption of units of Rainbow Fund, this entity ceased to be an equity affiliate from its date of the redemption, and, accordingly, has not been accounted as an equity affiliate.

From fiscal 2011, investment in Mewar Aanchalik Gramin Bank was accounted as equity affiliate in Consolidated Financial Statements. However, from fiscal 2015, Mewar Aanchalik Gramin Bank and another Regional Rural Bank were amalgamated into a single Regional Rural Bank. ICICI Bank does not have any shareholding in the new Regional Rural Bank. Accordingly, this entity ceased to be an equity affiliate from its date of the amalgamation, and, accordingly, has not been accounted as an equity affiliate.

From fiscal 2013, investment in India Infradebt Limited was accounted as an equity affiliate. In fiscal 2014, TCW/ICICI Investment Partners Limited ceased to be a jointly controlled entity and accordingly, has not been consolidated. From fiscal 2015, investment in India Advantage Fund-III and India Advantage Fund-IV was accounted as an equity affiliate.

Under Indian GAAP, we have not consolidated certain entities in which investments are intended to be temporary. However, under U.S. GAAP, these entities have been consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall”.

Other Key Factors

Under U.S. GAAP, general insurance subsidiary is accounted for by the equity method of accounting as the minority shareholder (Fairfax Financial Holdings) has substantive participating rights, through joint venture agreement, as defined in ASC Subtopic 810-10, “Consolidation – Overall”. In pursuance of the proposed initial public offering, in July 2017 our general insurance joint venture agreement with Fairfax Financial Holdings was terminated in a mutual agreement, with provisions for protection of both parties in the event of non-completion of the proposed initial public offering. Accordingly, subject to protection given to Fairfax Financial Holdings in the event of non-completion of the proposed initial public offering, the general insurance subsidiary will be consolidated from fiscal 2018 under ASC Topic 810, “Consolidation” against the current equity method of accounting.

Reconciliation of Net Profit between Indian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2017, fiscal 2016 and fiscal 2015 that would result from the application of U.S. GAAP instead of Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 62.4 billion in fiscal 2017 under U.S. GAAP was lower than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 101.9 billion under Indian GAAP. In fiscal 2017, the net income under U.S. GAAP was lower primarily due to the higher losses due to valuation of debt and equity securities, impact of higher loan loss provisioning under U.S. GAAP as compared to Indian GAAP, the impact of differences in accounting for compensation cost under U.S. GAAP, and lower gains due to difference in consolidation accounting between Indian GAAP and U.S. GAAP, offset, in part, by the impact of amortization of loan processing fees, net of costs under U.S. GAAP and higher deferred tax benefit as compared to Indian GAAP. See also note 20 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

The difference in accounting for the provision for loan losses resulted in a lower net income by Rs. 19.6 billion in fiscal 2017 as compared to lower net income by Rs. 28.0 billion in fiscal 2016 under U.S. GAAP, as compared to Indian GAAP. This was primarily due to differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, resulting in timing differences in the recognition of such allowances. During fiscal 2016 and fiscal 2017, the aggregate provision on troubled debt restructured loans and other impaired loans under U.S. GAAP were higher as compared to Indian GAAP, due to impaired loans under U.S. GAAP, being significantly higher than Indian GAAP at year-end fiscal 2016 and fiscal 2017. Further, provisions were also impacted due to differences in method of measurement of provisions between Indian GAAP and U.S. GAAP.

The cumulative provisions under U.S. GAAP at year-end fiscal 2017 continue to be higher than the cumulative provisions held under Indian GAAP, by Rs. 68.8 billion, as shown in the statement of stockholders’ equity reconciliation. See also note 20(a) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

The difference in accounting for business combinations resulted in lower net income under U.S. GAAP by Rs. 0.4 billion in fiscal 2017 and fiscal 2016 primarily due to the amortization of intangible assets. Under Indian GAAP, no intangible assets were created in business combinations by the Bank. However, under U.S. GAAP, intangible assets are created as required by FASB ASC Topic 805, “Business Combinations”. These intangibles assets are amortized over their estimated useful lives.

The difference in accounting for consolidation resulted in lower net income by Rs. 3.6 billion in fiscal 2017 as compared to higher net income by Rs. 3.0 billion in fiscal 2016 under U.S. GAAP, as compared to Indian GAAP. There were lower gains from our insurance subsidiaries amounting to Rs. 3.3 billion as compared to Indian GAAP in fiscal 2017. Further, ICICI Group had been accounting investment in 3i Infotech Limited as an equity affiliate under U.S. GAAP, but not under Indian GAAP, till fiscal 2015. In fiscal 2016, 3i Infotech

Limited ceased to be an equity affiliate and ICICI Group’s share in losses of 3i Infotech Limited accounted in earlier years under U.S. GAAP was reversed, resulting positive impact of Rs. 2.3 billion under U.S. GAAP as compared to Indian GAAP. See also note 20(c) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

The difference in accounting for the valuation of debt and equity securities resulted in lower net income by Rs. 29.8 billion in fiscal 2017 as compared to lower net income by Rs. 5.5 billion in fiscal 2016 under U.S. GAAP as compared to Indian GAAP.

In fiscal 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring under which conversion of debt into equity resulting acquisition of ownership interests in the borrower by banks is allowed. The Reserve Bank of India has exempted banks from consolidation of these entities. Banks, including ICICI Bank acquired equity shares in certain entities by invoking strategic debt restructuring. Under U.S. GAAP, these entities were considered as equity affiliates. The Bank opted for fair value option of these equity affiliates under ASC Topic 825 “Financial Instruments”. Accordingly, provisions made on these loans under Indian GAAP were reversed in the line item “Allowance for loan losses” and fair value losses on the loans, guarantees and equity shares were accounted through income statement. This resulted in a loss of Rs. 28.7 billion in fiscal 2017 as compared to Rs. 7.5 billion in fiscal 2016 under U.S. GAAP.

Under Indian GAAP unrealized losses of held-for-trading and available-for-sale securities are taken to profit and loss account. Under Indian GAAP, net unrealized gains on investments by category are ignored. Under U.S. GAAP, unrealized gains or losses on trading assets are recognized in the profit and loss account and unrealized gains or losses on securities classified as ‘available-for-sale’, which include all securities classified as ‘held-to-maturity’ under Indian GAAP, are recognized in other comprehensive income under stockholders’ equity except for the unrealized losses on securities identified as other-than-temporarily impaired which are recognized in profit and loss account. There was a negative impact of other-than-temporary impairment of Rs. 4.8 billion in fiscal 2017 as compared to Rs. 6.7 billion in fiscal 2016 under U.S. GAAP. Further, there was a positive impact of Rs. 3.4 billion in fiscal 2017 as compared to a positive impact of Rs. 5.1 billion in fiscal 2016 under U.S. GAAP, due to differences in mark-to-market accounting for available-for-sale securities.

Under U.S. GAAP, currency revaluation gains/losses on available-for-sale debt securities denominated in foreign currency, are reflected in other comprehensive income, while under Indian GAAP these changes are reflected in the profit and loss account. Such foreign currency denominated available-for-sale securities are either funded in the same currency or the exchange rate risk on these investments is covered by foreign currency forwards/swaps. The impact of currency revaluation on such funding liabilities and the derivatives is taken through the income statement under both Indian GAAP and U.S. GAAP. Therefore, while the exchange rate movement risk on foreign currency denominated available-for-sale securities is economically covered, the difference in accounting treatment of the assets under U.S. GAAP as compared to Indian GAAP results in a difference in net profit between Indian GAAP and U.S. GAAP. This has resulted in gain of Rs. 1.7 billion in fiscal 2017 as compared to a loss of Rs 1.2 billion in fiscal 2016 under U.S. GAAP as compared to Indian GAAP.

We earn fees and incur costs on the origination of loans which are recognized upfront in Indian GAAP but are amortized in U.S. GAAP. Amortization of loan origination fees and costs resulted in higher income by Rs. 7.9 billion in fiscal 2017 and fiscal 2016 under U.S. GAAP as compared to Indian GAAP. Under U.S. GAAP as compared to Indian GAAP, retirement benefit cost was lower by Rs. 0.9 billion in fiscal 2017 and Rs. 1.0 billion in fiscal 2016 due to actuarial losses which are accounted upfront in the profit and loss account under Indian GAAP, but accounted in other comprehensive income under U.S. GAAP and thereafter amortized as per U.S. GAAP accounting guidelines. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 20(e)” under U.S. GAAP included herein.

Under Indian GAAP until fiscal 2016, on the disposal/partial disposal of a non-integral foreign operation, the cumulative/proportionate amount of the exchange differences which has been accumulated in the foreign currency translation reserve and which refers to that operation are recognized as income or expenses in the same period in which the gain or loss on disposal is recognized. From fiscal 2017 onwards under Indian GAAP, the Bank does not recognize the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations, based on the guideline issued by Reserve Bank of India. Under U.S. GAAP, gain or loss accumulated in the foreign currency translation reserve is recognized in the income statement only on complete/substantially complete disposal of a non-integral foreign operation. Accordingly, profit on exchange difference on repatriation of retained earnings from overseas branches amounting to Nil under Indian GAAP was reversed under U.S. GAAP as compared to Rs. 9.5 billion in fiscal 2016. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 20(j)” under U.S. GAAP included herein.

Deferred tax benefit was higher by Rs. 13.1 billion in fiscal 2017 as compared to Rs. 7.5 billion in fiscal 2016 under U.S. GAAP as compared to Indian GAAP.

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits, in order to avail the tax benefits as per the Income Tax Act, 1961. Such tax benefits are refundable if the funds are withdrawn from the Special Reserve in future periods. Under Indian GAAP, deferred tax liability has been recognized on such Special Reserve in accordance with the guidelines issued by Reserve Bank of India/National Housing Bank. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not created on Special Reserve based on the Group’s continuing intention to not ever withdraw/utilize such Special Reserve and on an opinion from the legal counsel about non–taxability of such Special Reserve in the scenario of liquidation. This resulted in a reversal of deferred tax liability of Rs. 1.2 billion as compared to Rs. 4.6 billion in fiscal 2016, under U.S. GAAP which were recognized under Indian GAAP.

In fiscal 2016, the Bank paid current taxes and created a deferred tax asset of Rs. 5.9 billion on the foreign currency translation reserves pertaining to its overseas branches under Indian GAAP. Under U.S. GAAP, no deferred taxes are recognized on undistributed earnings of overseas branches where current taxes have been incurred, resulting in a lower deferred tax asset of Rs. 5.9 billion under U.S. GAAP. In fiscal 2017, the impact of this difference was a gain Rs. 0.2 billion under U.S. GAAP as compared to Indian GAAP.

Further, there was difference due to the positive tax impact of Rs. 13.5 billion in fiscal 2017 on U.S. GAAP adjustments over Indian GAAP as compared to the positive tax impact of Rs. 12.1 billion in fiscal 2016. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 20(i)” under U.S. GAAP included herein.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 73.0 billion in fiscal 2016 under U.S. GAAP was lower than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 101.8 billion under Indian GAAP. In fiscal 2016, the net income under U.S. GAAP was lower primarily due to the impact of higher loan loss provisioning of Rs. 28.0 billion under U.S. GAAP as compared to Indian GAAP, reversal of exchange gain of Rs. 9.5 billion recognized in the income statement under Indian GAAP on repatriation of retained earnings by overseas branches, higher losses of Rs. 5.5 billion on valuation of securities under U.S. GAAP and the impact of differences in accounting for compensation cost under U.S. GAAP of Rs. 3.6 billion, offset, in part, by a higher deferred tax benefit of Rs. 7.5 billion as compared to Indian GAAP, the impact of amortization of loan processing fees, net of costs of Rs. 7.9 billion under U.S. GAAP and higher profits of Rs. 0.8 billion attributable to the shareholders’ of ICICI Bank from insurance subsidiaries and higher share of gain of Rs. 2.3 billion in equity affiliate. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 20” under U.S. GAAP included herein.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 73.0 billion in fiscal 2016 under U.S. GAAP was lower than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 101.8 billion under Indian GAAP. In fiscal 2016, the net income under U.S. GAAP was lower primarily due to the impact of higher loan loss provisioning of Rs. 28.0 billion under U.S. GAAP as compared to Indian GAAP, reversal of exchange gain of Rs. 9.5 billion recognized in the income statement under Indian GAAP on repatriation of retained earnings by overseas branches, higher losses of Rs. 5.5 billion on valuation of securities under U.S. GAAP and the impact of differences in accounting for compensation cost under U.S. GAAP of Rs. 3.6 billion, offset, in part, by a higher deferred tax benefit of Rs. 7.5 billion as compared to Indian GAAP, the impact of amortization of loan processing fees, net of costs of Rs. 7.9 billion under U.S. GAAP and higher profits of Rs. 0.8 billion attributable to the shareholders’ of ICICI Bank from insurance subsidiaries and higher share of gain of Rs. 2.3 billion in equity affiliate. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 20” under U.S. GAAP included herein.

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

ICICI Bank Limited

Accounting for Investments

ICICI Bank accounts for its investments in accordance with the guidelines on investment classification and valuation issued by the Reserve Bank of India. Investments are classified into the following categories: (a) held-to-maturity, (b) available-for-sale and (c) held-for-trading. Under each classification, we further categorize investments into (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others.

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

Available-for-sale and held-for-trading securities of the Bank are valued in accordance with the guidelines issued by the Reserve Bank of India. The Bank amortizes the premium, if any, over the face value of its fixed and floating rate investments in government securities classified as available-for-sale over the remaining period to maturity on a constant effective yield basis and straight line basis respectively. The market value of quoted investments is based on the closing quotes on recognized stock exchanges or prices declared by the Primary Dealers Association of India (PDAI) jointly with Fixed Income Money Market and Derivatives Association (FIMMDA), periodically.

The Bank computes the market value of its unquoted government securities which are in the nature of statutory liquidity ratio securities included in the available-for-sale and held-for-trading categories in accordance with rates published by the Fixed Income Money Market and Derivatives Association.

The Bank computes the market value of unquoted non-government fixed income securities under the available-for-sale and held-for-trading category, wherever linked to the yield-to-maturity rates, with a mark-up, reflecting associated credit risk, over the yield to maturity rates for government securities published by the Fixed Income Money Market and Derivatives Association.

The Bank computes the market value of its unquoted equity shares at the break-up value, if the latest balance sheet is available. If such a balance sheet is not available, the unquoted equity shares are valued at Re. 1 in accordance with the Reserve Bank of India guidelines.

The Bank computes the market value of its securities, under the available-for-sale and held for trading categories, scrip-wise (that is, by individual securities) and the depreciation/appreciation on securities, other than those acquired by way of loans is aggregated for each category. Net appreciation in each category, if any, is ignored, as it is unrealized while net depreciation is provided for. Non-performing investments are identified based on the Reserve Bank of India guidelines. Depreciation on securities acquired by way of conversion of outstanding loan is fully provided for. Depreciation on equity shares acquired and held by the Bank under strategic debt restructuring scheme, scheme for sustainable structuring of stressed assets (S4A) and prudential norms on change in ownership of borrowing entities (change in management outside strategic debt restructuring) schemes is provided over a period of four calendar quarters from the date of conversion of debt into equity in accordance with the Reserve Bank of India guidelines.

The Bank accounts for repurchase, reverse repurchase and transactions with Reserve Bank of India under Liquidity Adjustment Facility as borrowing and lending transactions in accordance with the current guidelines of the Reserve Bank of India. As per the Reserve Bank of India guidelines, the Bank follows the trade date method of accounting for the purchase and sale of investments, except for government of India and state government securities, for which the settlement date method of accounting is followed.

Provisions/Write-offs on Loans and Other Credit Facilities

Provisions are generally made by ICICI Bank on standard, substandard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided/written off to the extent required by the Reserve Bank of India guidelines. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant Reserve Bank of India guidelines, are classified as non-performing loans to the extent of the amount outstanding in the host country. For loans booked in overseas branches, which are standard as per the extant Reserve Bank of India guidelines but are classified as non-performing loans based on host country guidelines, provisions are made as per the host country regulations. In respect of borrowers classified as non-cooperative borrowers, willful defaulters and non-performing assets covered under distressed assets framework of the Reserve Bank of India, the Bank makes accelerated provisions as per extant the Reserve Bank of India guidelines. The Bank held specific provisions for retail loans that are higher than the minimum regulatory requirements. The Bank held specific provisions against non-performing loans and a general provision against standard loans. The Bank also holds provisions on loans under strategic debt restructuring, S4A and change in management outside strategic debt restructuring schemes of the Reserve Bank of India.

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

The Bank may create floating provision for the year as per Board approved policy, which is in addition to the specific and general provisions made by the Bank. The floating provision can only be utilized, with the approval of Board and the Reserve Bank of India.

Transfer and Servicing of Assets

ICICI Bank transfers commercial and consumer loans through securitization transactions. The transferred loans are de-recognized, and gains/losses are accounted for only if the Bank surrenders the rights to benefits specified in the underlying securitized loan contract. Recourse and servicing obligations are accounted for net of provisions.

Under Indian GAAP, with effect from February 1, 2006, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. With effect from May 7, 2012, the profit/premium arising from securitization is amortized over the life of the transaction based on the method prescribed by the Reserve Bank of India. Net loss arising on account of the sell-down, securitization and direct assignment of loan assets is recognized at the time of sale.

In accordance with Reserve Bank of India guidelines, in case of non-performing/special mention account-2 loans sold to securitization company/reconstruction company, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognized by the Bank in the year in which the loan is sold.

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

Investments are made and accounted for in accordance with the Insurance Act, 1938 (amended by the Insurance Laws (Amendment) Act, 2015), Insurance Regulatory and Development Authority of India (Investment) Regulations, 2016, Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor’s Report of Insurance Companies) Regulations, 2002, Investments – Master circular, Investment Policy of the Company and various other circulars/notifications issued by the Insurance Regulatory and Development Authority of India in this context from time to time. Accordingly, unrealized gain or loss on investment is not taken into the profit and loss account except in the case of unit-linked businesses. Unrealized gains/losses arising due to changes in the fair value of equity shares and mutual fund units, in non-unit-linked policyholders’ and shareholders’ segments, are reflected in the “Fair value change account” in the balance sheet.

Fair Value Measurements

We determine the fair values of our financial instruments based on the fair value hierarchy established in ASC Topic 820. The standard describes three levels of inputs that may be used to measure fair value.

The valuation of Level 1 instruments is based upon the unadjusted quoted prices of identical instruments traded in active markets.

The valuation of Level 2 instruments is based upon the quoted prices for similar instruments in active markets, the quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from valuation models which use significant inputs that are observable in active markets. Inputs used include interest rates, yield curves, volatilities and credit spreads, which are available from public sources such as Reuters, Bloomberg, Foreign Exchange Dealers Association of India,

Financial Benchmark India Private Limited and the Fixed Income Money Markets and Derivatives Association of India.

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

The Rupee denominated fixed income portfolio, which includes all rupee investments in government securities and corporate bonds, is valued based on guidelines for market participants established by the Fixed Income Money Market and Derivatives Association. The Fixed Income Money Market and Derivatives Association is an association of scheduled commercial banks, public financial institutions, primary dealers and insurance companies and is a voluntary market body for bonds, derivatives and money markets in India. The international investments portfolio is generally valued on the basis of quoted prices. In certain markets, due to illiquidity, we use alternate valuation methodologies based on our own assumptions and estimates of the fair values.

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

A description of the valuation methodologies of Level 3 investments under U.S. GAAP

Our total investment in Level 3 instruments amounted to Rs. 148.2 billion at year-end fiscal 2017, as compared to Rs. 112.6 billion at year-end fiscal 2016. Out of the total Level 3 investments, investments amounting to Rs. 144.3 billion were India-linked and investments amounting to Rs. 3.9 billion were non-India linked. India-linked investments consisted of pass through certificates of Rs. 134.8 billion, corporate bonds of Rs. 7.7 billion and equity shares of Rs. 1.8 billion. Non-India linked investments consisted of mortgage backed securities of Rs. 3.7 billion and equity shares of Rs. 0.2 billion at year-end fiscal 2017.

Bonds that have been identified as illiquid and valued on the basis of a valuation model are classified as Level 3 instruments, only if the input used to value those securities is collected from unobservable market data or if the bonds were valued after making adjustment to the market observable data. The investment in bonds of Rs. 7.7 billion is valued at the amortized cost net of impairment or using significant management estimates and assumptions or based on market value of the underlying collateral.

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

Our Canadian subsidiary holds retained interest, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, which has been recorded as available-for-sale securities in the balance sheet at fair value of Rs. 3.7 billion determined using an internal model.

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

Recently Issued Accounting Pronouncements under U.S. GAAP

Financial Instruments—Credit Losses

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments—Credit Losses” (ASU 2016-13), an Update to Topic 326 – Financial instruments-Credit losses. The amendments in this Update eliminate the probable initial recognition threshold in current GAAP with respect to assets measured at amortized cost and, instead, reflect an entity’s current estimate of all expected credit losses. When credit losses were measured under current GAAP, an entity generally only considered past events and current conditions in measuring the incurred loss. The amendments in this Update broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. Further, credit losses on available-for-sale debt securities should be measured in a manner similar to current GAAP. However, the amendments in this Update require that credit losses on available-for-sale securities be presented as an allowance rather than as a write-down. ASU 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019. This update will be applicable for the Group from fiscal 2021. Early adoption is permitted for annual periods beginning January 1, 2019. The Group expects that the new accounting standard guidance will result in higher allowance for credit losses. The allowance on loans and loan commitments will increase to cover credit losses over the remaining expected life of the loan portfolio. Further, the determination of allowance for loans will also require consideration of expected future changes in macroeconomic conditions. As the standard does not prescribe a specific method for estimating expected credit loss, the Group is in the process of finalizing the approach. The extent of the impact is yet to be quantified.

Revenue from contracts with customers

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, “Revenue from contracts with customers” (ASU 2014-09), an update to Topic 606 – Revenue from contracts with customers. The amendments in this Update require an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Update also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligation. The scope of the guidance excludes net interest income and many other revenues for financial assets and liabilities which includes loans, leases, securities and derivatives. Accordingly, the majority of our revenues will not be effected. ASU 2014-09 is effective for interim and annual reporting periods beginning after December 15, 2017. This update will be applicable for the Group from fiscal 2019. We are in the process of evaluating the impact of adopting this statement.

Leases

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases” (ASU 2016-02), an Update to Topic 842 - Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The amendments in this Update require lessees to recognize leases on the balance sheet with lease liabilities and corresponding right-of-use asset based on the present value of lease payments and both quantitative as well as qualitative disclosures regarding key information about leasing arrangements. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018, with an option to early adopt. The Group does not plan to early adopt this ASU. We are in the process of evaluating the impact of adopting this statement.

Goodwill

In January 2017, the FASB issued Accounting Standards Update No. 2017-04, “Intangibles- Simplifying the test for goodwill impairment” (ASU 2017-04), an Update to Topic 350- Intangibles- Goodwill and other. The amendments in this Update modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. ASU 2017-04 is effective for interim and annual reporting periods beginning after December 15, 2019. Early adoption is permitted for interim and annual goodwill impairment testing dates after January 1, 2017. The impact of ASU will depend upon the performance of the reporting units and market conditions impacting the fair value of the reporting units in future.

Recognition and measurement of financial assets and financial liabilities

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), an Update to ASC Topic 825 – Financial Instruments – Overall. The amendments in this Update address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affect the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for interim and annual reporting periods beginning after December 15, 2017. This update will be applicable for the Group from fiscal 2019. We are in the process of evaluating the impact of adopting this statement.

Derivatives and hedging: Effect of derivative contract novations on existing hedge accounting relationships

In March 2016, the FASB issued Accounting Standards Update No. 2016-05, “Derivatives and hedging (Topic 815) Effect of derivative contract novations on existing hedge accounting relationships” (ASU 2016-05), an Update to Topic 815- Derivatives and hedging. The amendments in this Update clarify that where there is a change in the counterparty to a derivative instrument that has been designated as a hedging instrument under Topic 815, does not, in and of itself, require de-designation of that hedging relationship provided that all other hedge accounting criteria continue to be met. ASU 2016-05 is effective for interim and annual reporting periods beginning after December 15, 2016. This update will be applicable for the Group from fiscal 2018. We are in the process of evaluating the impact of adopting this statement.

Derivatives and hedging: Contingent put and call options in debt instruments

In March 2016, the FASB issued Accounting Standards Update No. 2016-06, “Derivatives and hedging (Topic 815) Contingent put and call options in debt instruments” (ASU 2016-06), an Update to Topic 815- Derivatives and hedging. The amendments in this Update clarify the steps required to be performed, when assessing the economic characteristics and risks of call (put) options that are clearly and closely related to the economic characteristics and risks of their debt hosts, which is one of the criteria for bifurcating an embedded derivative. ASU 2016-06 is effective for interim and annual reporting periods beginning after December 15, 2016. This update will be applicable for the Group from fiscal 2018. We are in the process of evaluating the impact of adopting this statement.

Non-refundable fees and other costs

In March 2017, the FASB issued Accounting Standards Update No. 2017-08, “Premium amortization on purchased callable debt securities” (ASU 2017-08), an Update to Topic 310- Receivables- Non-refundable fees and other costs. The amendments in this Update would change the accounting for callable debt securities purchased at a premium to require amortization of the premium to the earliest call date rather than to the maturity date. Accounting for callable debt securities purchased at a discount is not proposed to change and the discount would continue to amortize to the maturity date. ASU 2017-08 is effective for interim and annual reporting periods beginning after December 15, 2018. This update will be applicable for the Group from fiscal 2020. We are in the process of evaluating the impact of adopting this statement.

Convergence of Indian accounting standards with International Financial Reporting Standards

The financial statements and other financial information included or incorporated by reference in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. The Institute of Chartered Accountants of India has issued Ind AS (a revised set of accounting standards) which largely converges the Indian accounting standards with International Financial Reporting Standards. The Ministry of Corporate Affairs, which is the law making authority for adoption of accounting standards in India, has notified these Ind AS for adoption. Further, the ministry has also issued a roadmap for transition to Ind AS by Indian companies in a phased manner starting from April 1, 2016. For banking companies and non-banking finance companies, the implementation of Ind AS will begin from April 1, 2018. For insurance companies, the implementation of Ind AS will begin from April 1, 2020. Accordingly, while ICICI Bank and our group companies other than insurance companies, would report its financials as per Ind AS from April 1, 2018 onwards. Our insurance subsidiaries would report their financials as per Ind AS from April 1, 2020. Financial statements prepared under standards different from existing GAAP may diverge significantly from the financial statements and other financial information included or incorporated by reference in this annual report. The major areas of differences include classification and mark-to-market accounting of financial assets, impairment of financial assets and allowance for expected credit losses, accounting of loan processing fees and costs, amortization of premium/discount on purchase of financial assets, consolidation accounting, employee stock options and deferred taxes.

Ind AS 109 - Financial Instruments (Standard equivalent to International Financial Reporting Standard 9) would have a significant impact on the way financial assets and liabilities are classified and measured, resulting in volatility in profit or loss and equity.

Under current Indian GAAP, loans are measured at cost, net of provision. Investments are accounted for in accordance with the extant Reserve Bank of India guidelines on investment classification and valuation which requires all investments to be classified as ‘Held to Maturity’, ‘Available for Sale’ and ‘Held for Trading’. According to the current guidelines, net loss in the available for sale and held for trading classifications is computed category-wise and recognized in the profit and loss account while net gains are ignored. As per Ind AS 109, all financial assets will have to be classified at ‘amortized cost’, ‘fair value through other comprehensive income’ or ‘fair value through profit and loss’. The above classification would be based on the business model test and the contractual cash flow test. All unrealized gains or losses for financial assets classified at fair value through other comprehensive income would be accounted for in the other comprehensive income and on assets at fair value through the profit and loss in the profit and loss account. For the Bank, based on the assessment so far, the loans are likely to primarily qualify for amortized cost accounting, except for certain loans which are originated by the Bank with an intention to sell. A significant portion of the government bonds held by the Bank in ‘Held to maturity’ under current Indian GAAP may need to be classified in ‘fair value through other comprehensive income’ category under Ind AS because of their business model of both – hold to collect contractual cash flows, as well as selling these bonds to meet liquidity and other risk management requirements. Accordingly, the unrealized gains or losses on these investments would be accounted for in the other comprehensive income under Ind AS.

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India’s guidelines. The Bank holds specific provisions against non-performing loans and general provision against performing loans. Non-performing loans are further classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India and provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant Reserve Bank of India guidelines. See also “Business—Classification of Loans”. Ind AS 109 requires entities to recognize and measure a credit loss allowance or provision based on an expected credit loss model. The expected credit loss impairment model would apply to loans and debt securities measured at amortized cost or at fair value through other comprehensive income. The model is also intended to apply to outstanding non-fund facilities, undrawn fund/non-fund commitments and lease receivables. The impairment and expected credit loss requirements under Ind AS represent the most significant area of difference with the current Indian GAAP and introduces substantial requirements of management judgment, estimates and assumptions in many areas, like significant increase in credit risk, expected life of financial instruments, computation of one-year and lifetime expected credit losses and incorporation of forward looking estimates in the expected credit losses model. While the standard does not prescribe a specific method for estimating expected credit loss, the Bank proposes to build on Basel’s internal ratings-based approach and estimated expected credit loss as a product of probability of default, loss given default and exposure at default. The Bank is currently developing its internal models and finalizing the assumptions and methodologies, as well as discussing with industry participants and the Indian regulator about the possible approaches to computation of expected credit losses.

Under current Indian GAAP, origination fees and costs for financial instruments, including commissions paid to direct marketing agents, are accounted for upfront. Also, under current Indian GAAP, the premium on purchase of certain investment securities is amortized, while the discount is recognized on maturity/sale of the instrument. Under Ind AS 109, origination fees (net of certain costs) and all other premiums/discounts will be amortized over the period of the financial instrument as an adjustment to the yield.

Under current GAAP, consolidation is required only if there is ownership of more than one-half of the voting power of an enterprise or control of the composition of the Board of Directors in the case of a company or of the composition of the governing body in case of any other enterprise. Ind AS 110 - Consolidated Financial Statements establishes control as the basis for consolidation and defines the principle of control. Under Ind AS 110, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The implementation of this standard will require the Bank to exercise significant judgment to determine the entities which it controls as per the definition under Ind AS. Further, under Ind AS, proportionate consolidation can be used only in limited cases of joint control, while joint ventures would have to be consolidated using the equity method. The Bank is in early stage of evaluating entities to be consolidated as per new ‘control’ definition.

Under current Indian GAAP, the Bank follows the intrinsic value method to account for its stock-based employees’ compensation plans. Compensation cost is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. Ind AS 102 - Share-based Payment, requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values.

Under current GAAP, deferred tax assets and liabilities are recognized by considering the impact of timing differences (income approach) between the taxable income and accounting income for current year and carry forward losses as compared to Ind AS where, deferred tax assets and liabilities are recognized in respect of the temporary differences between the carrying amount of assets and liabilities for financial reporting purpose and amount used for taxation purposes.

The Bank is in the process of migrating to Ind AS based financial statements. For implementation of Ind AS, the Bank has formed a Steering Committee which has members from various functions. The Committee meets regularly to supervise the progress of the project. An update on the implementation status is also submitted to the Audit Committee at quarterly intervals. The Bank’s Ind AS implementation project also focusses on technical evaluation of GAAP differences, selection of accounting policies and choices, evaluation of system changes and data requirements, business impact analysis and skill development in the Bank through regular trainings and workshops. The implementation of Ind AS will require significant system developments primarily related to amortization of loan origination fees and costs, expected credit loss accounting, preparation of financial statements and generation of management information. It also poses challenge for collection and validation of historical data. The Group companies of the Bank are also running similar Ind AS implementation projects in co-ordination with the parent Bank.

Management

Directors and Executive Officers

Our board of directors, consisting of 12 members at June 30, 2017, is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, change the maximum number of directors by a special resolution, which has to be approved by our shareholders. Approval of a special resolution requires that the votes cast by members in favor of the resolution are not less than three times the number of the votes, if any, cast against the resolution. In addition, under the Banking Regulation Act 1949, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our Board of Directors.

The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture, small scale industry. All of our directors are professionals with special knowledge of one or more of the above areas. The Reserve Bank of India in November 2016 has broadened the fields of specialization to include information technology, payment & settlement systems, human resources, risk management and business management. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India, in addition to the approval of shareholders required for appointment of all directors other than the government director and the debenture director. In classification of directors as independent, we have relied on the declaration of independence provided by the independent directors as prescribed under the Companies Act and placed at the board meeting held in April 2017, applicable Reserve Bank of India guidelines and circulars and legal advice. The Companies Act excludes the government director from the definition of independent director. The Reserve Bank of India has also prescribed ‘fit and proper’ criteria to be considered while appointing persons as directors of banking companies. Our directors (other than the government director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our Board Governance, Remuneration & Nomination Committee/Board of Directors has reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria. Further, pursuant to the Reserve Bank of India guidelines, a person is eligible for appointment as director if he or she is between 35 and 70 years of age.

Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, there is no debenture director on our Board of Directors.

Of our 12 directors, five directors are in our whole-time employment or executive directors, one is a government director and the remaining six directors are independent directors. The Government of India through its letter dated January 16, 2017, has nominated Mr. Amit Agrawal, Joint Secretary, Department of Financial Services, Ministry of Finance, as a Director on the Board of ICICI Bank effective January 16, 2017, in place of Mr. Alok Tandon. Of the six independent directors, Mr. M. K. Sharma is the Chairman of our Board and the others are company/corporate executives, retired company executives, advisors and chartered accountants. Of the six independent directors, two have specialized knowledge in respect of agriculture and rural economy or small scale industry.

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

Pursuant to the provisions of the Companies Act, at least two-thirds of the total number of directors (other than independent directors) are subject to retirement by rotation. The government director and the debenture director are not subject to retirement by rotation as per our organizational documents. One-third of the directors liable to retire by rotation must retire from office at each annual general meeting of shareholders. A retiring director is eligible for re-election.

Pursuant to the approval granted by the Reserve Bank of India, Mr. M. K. Sharma was appointed as the independent non-executive Chairman of our Board effective July 1, 2015 up to June 30, 2018. The appointment was approved by our shareholders through postal ballot on April 22, 2016.

Ms. Chanda Kochhar was appointed as Executive Director effective April 1, 2001, designated as Deputy Managing Director effective April 29, 2006 and Joint Managing Director and Chief Financial Officer effective October 19, 2007. She was appointed as Managing Director and CEO for a period of five years effective May 1, 2009. The shareholders at the annual general meeting held on June 24, 2013, approved the re-appointment of Ms. Chanda Kochhar for a period of five years effective April 1, 2014 up to March 31, 2019. The Reserve Bank of India has also approved the re-appointment of Ms. Chanda Kochhar for the same period.

Mr. N. S. Kannan was appointed as Executive Director, for a period of five years, effective May 1, 2009. The shareholders at the annual general meeting held on June 24, 2013 approved the re-appointment of Mr. N. S. Kannan for a period of five years effective May 1, 2014 up to April 30, 2019. The Reserve Bank of India has also approved the re-appointment of Mr. N. S. Kannan for the same period.

The Board of Directors at its meeting held on November 16, 2015 appointed Ms. Vishakha Mulye as Executive Director for a period of five years effective from the date of receipt of the Reserve Bank of India approval. Pursuant to approval granted by the Reserve Bank of India, Ms. Vishakha Mulye was appointed as an Executive Director on the Board of the Bank effective January 19, 2016 for a period of three years. The shareholders through postal ballot on April 22, 2016 approved the appointment of Ms. Vishakha Mulye for a period of five years effective January 19, 2016 up to January 18, 2021.

The Board of Directors at its meeting held on April 29, 2016 and the shareholders at the annual general meeting held on July 11, 2016 approved the appointment of Mr. Vijay Chandok as Executive Director for a period of five years effective from the date of receipt of approval of the Reserve Bank of India. The Reserve Bank of India approved the appointment of Vijay Chandok for a period of three years effective from July 28, 2016 up to July 27, 2019.

The Board of Directors at its meeting held on October 14, 2016 appointed Mr. Anup Bagchi as Executive Director for a period of five years effective from February 1, 2017 or the date of receipt of approval from the Reserve Bank of India, whichever is later. The Reserve Bank of India granted its approval for appointment of Mr. Anup Bagchi for a period of three years effective February 1, 2017 up to January 31, 2020. Shareholders at the annual general meeting held on June 30, 2017 approved the appointment of Mr. Anup Bagchi for a period of five years effective February 1, 2017.

Mr. Rajiv Sabharwal who was appointed as Executive Director effective June 24, 2010 stepped down from his position as Executive Director effective close of business hours on January 31, 2017.

In May 2017, the Reserve Bank of India issued guidelines on minimum qualifications and experience required while inviting applications for the position of Chief Financial Officer and Chief Technology Officer in banks.

Our Board of Directors had the following members at June 30, 2017:

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2017
Mr. Mahendra Kumar Sharma Independent Non-Executive Chairman	70	July 1, 2015 (Date of appointment as non-executive Chairman)

Non-Executive Chairman

United Spirits Limited

Director
Asian Paints Limited

Wipro Limited

Atria Convergence Technologies Private Limited

Gwalior Webbing Company Private Limited

East India Investment Company Private Limited

BIC-Cello Exports Private Limited

Cello Plastic Products Private Limited

Cello Pens Private Limited

Member – Executive Board

Indian School of Business

Member – Board of Governors

The Anglo Scottish Education Society Ltd.

Mr. Dileep Choksi Independent Non-Executive Director Profession: Advisor	67	April 26, 2013

Director
Arvind Limited

AIA Engineering Limited
Lupin Limited
Swaraj Engines Limited

Tata Housing Development Company Limited

Hexaware Technologies Limited

Miramac Properties Private Limited

ICICI Home Finance Company Limited

Vardan Ceqube Advisors Private Limited

Mr. Homi Khusrokhan Independent Non-Executive Director Profession: Advisor	73	January 21, 2010	Director Amanta Healthcare Limited Novalead Pharma Private Limited Samson Maritime Limited Strides Shasun Limited Member – Board of Governors The Anglo Scottish Education Society Ltd.

Dr. Tushaar Shah Independent Non-Executive Director Profession: Advisor	65	May 3, 2010	Director Niti Shala Foundation - Anand DSC Foundation

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2017
Mr. V. K. Sharma Independent Non-Executive Director Profession: Chairman, Life Insurance Corporation of India	58	March 6, 2014

Chairman

Life Insurance Corporation of India

LIC Pension Fund Limited

LIC Mutual Fund Asset Management Limited

LIC Housing Finance Limited

LIC Cards Services Limited

LICHFL Asset Management Company Limited

Life (International) B.S.C Bahrain

Life Insurance Corporation (LIC) of Bangladesh Limited

LIC (Lanka) Limited

Life Insurance Corporation (Nepal) Limited

Life Insurance Corporation (Singapore) Pte Ltd.

Director

ACC Limited

Kenindia Assurance Company Limited

Mr. V. Sridar Independent Non-Executive Director Profession: Advisor	69	January 21, 2010

Non-Executive Chairman

Centrum Housing Finance Limited

Director
Aadhar Housing Finance Limited
Cent Bank Home Finance Limited
ICICI Prudential Life Insurance Company Limited
IDFC AMC Trustee Company Limited
Ponni Sugars (Erode) Limited
Seshasayee Paper & Boards Limited

Prosperous Housing Finance Limited

DHFL VYSYA Housing Finance Limited

Mr. Amit Agrawal Government Nominee Director Profession: Government Service	47	January 16, 2017	None

Ms. Chanda Kochhar Managing Director and CEO Profession: Company Executive	55	April 1, 2001

Chairperson
ICICI Bank Canada
ICICI Prudential Life Insurance Company Limited
ICICI Lombard General Insurance Company Limited
ICICI Prudential Asset Management Company Limited
ICICI Securities Limited
Director

Catalyst

Mr. N. S. Kannan Executive Director Profession: Company Executive	52	May 1, 2009

Chairman
ICICI Securities Primary Dealership Limited

ICICI Bank UK Plc.
Director
ICICI Bank Canada
ICICI Prudential Life Insurance Company Limited
ICICI Lombard General Insurance Company Limited
ICICI Prudential Asset Management Company Limited

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at June 30, 2017
Ms. Vishakha Mulye Executive Director Profession: Company Executive	48	January 19, 2016	Director ICICI Securities Limited

Mr. Vijay Chandok Executive Director Profession: Company Executive	49	July 28, 2016	Chairman ICICI Investment Management Company Limited Director ICICI Bank UK Plc. ICICI Bank Canada

Mr. Anup Bagchi Executive Director Profession: Company Executive	46	February 1, 2017	Chairman ICICI Home Finance Company Limited Director ICICI Securities Limited Comm Trade Services Limited

Our executive officers at June 30, 2017 were as follows:

Name	Age	Designation and Responsibilities	Years of work experience	Total remuneration in fiscal 2017(1) (in Rupees)	Bonus for fiscal 2017 (in Rupees)	Stock options granted for fiscal 2016	Stock options granted for fiscal 2017(2)	Total stock options granted through June 30, 2017(3)	Total stock options outstanding at June 30, 2017	Shareholdings at June 30, 2017(4)
Ms. Chanda Kochhar	55	Managing Director and CEO	33	56,480,383	22,028,362	3,822,500	1,512,500	20,157,500	16,866,300	2,515,287
Mr. N. S. Kannan	52	Executive Director	29	39,176,449	14,766,738	1,853,500	753,500	8,890,200	7,447,000	468,737
Ms. Vishakha Mulye	48	Executive Director	24	38,197,410	14,766,738	753,500	753,500	5,554,863	4,312,000	647,487
Mr. Vijay Chandok	49	Executive Director	26	36,630,284	13,539,876	1,314,500	753,500	6,908,550	6,043,950	1,940
Mr. Anup Bagchi	46	Executive Director	25	14,680,607	5,601,428	-	753,500	4,896,925	4,130,500	-
Mr. Rakesh Jha	45	CFO	21	25,754,027	10,015,833	781,550	365,750	4,428,875	3,501,300	14,850

(1)	Includes salary and other benefits and ICICI Bank’s contribution to superannuation fund, provident and gratuity fund paid for fiscal 2017 and excludes the deferred component of bonus for fiscal 2013 and fiscal 2014 which were paid in fiscal 2017.

(2)	Stock options to executive directors are subject to approval of the Reserve Bank of India.

(3)	Includes special grant of stock options approved by the Reserve Bank of India on November 2015 aggregating to 2,310,000 for Ms. Chanda Kochhar and 1,100,000 for Mr. N.S. Kannan, 770,000 for Mr. Vijay Chandok and 478,500 for Mr. Rakesh Jha.

(4)	Each stock option, once exercised, is equivalent to one equity share of ICICI Bank. ICICI Bank granted these stock options to its executive officers at no cost. See also “—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme” for a description of the other terms of these stock options.

(5)	Executive officers and directors (including non-executive directors) as a group held about 0.06% of ICICI Bank’s equity shares as of this date.

(6)	The Bank issued one bonus share for every 10 equity shares in June, 2017. Number of stock options have been adjusted accordingly.

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

Ms. Vishakha Mulye is a chartered accountant and joined ICICI in 1993. She has worked in the areas of strategy, finance, treasury and markets, structured finance, corporate and project finance, insurance and private equity. She was the Chief Financial Officer of ICICI Bank from 2005 to 2007, Executive Director of ICICI Lombard General Insurance Company from 2007 to 2009, and Managing Director and Chief Executive Officer of ICICI Venture Funds Management Company from 2009 to 2015. She was appointed as an Executive Director of ICICI Bank effective January 19, 2016 and is responsible for wholesale banking.

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

Mr. Anup Bagchi has a management degree from the Indian Institute of Management, Bangalore and an engineering degree from the Indian Institute of Technology, Kanpur. Mr. Bagchi joined the ICICI Group in 1992 and has worked in the areas of retail banking, corporate banking, treasury, capital markets and investment banking. From 2011 to 2016, Mr. Anup Bagchi was the Managing Director and Chief Executive Officer of ICICI Securities Limited. Pursuant to approval granted by the Reserve Bank of India, Mr. Bagchi assumed office as an Executive Director effective February 1, 2017. He is responsible for retail and rural and inclusive banking.

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

Audit Committee

As of the date of filing this annual report, the Audit Committee comprises three independent Directors - Mr. Homi Khusrokhan, Mr. Dileep Choksi, and Mr. V. Sridar. The Audit Committee is chaired by Mr. Homi Khusrokhan, an independent Director. Mr. Dileep Choksi, an independent Director, is the alternate Chairman. Mr. Homi Khusrokhan, Mr. Dileep Choksi and Mr. V. Sridar are chartered accountants. Our Board of Directors has also determined that Mr. Dileep Choksi qualifies as an Audit Committee financial expert.

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, review of the quarterly and annual financial statements before submission to the Board, recommendation of appointment, terms of appointment, fixing remuneration and removal of central and branch statutory auditors and chief internal auditor, approval of payment to statutory auditors for other permitted services rendered by them, review and monitor with the management the auditor’s independence, performance and effectiveness of audit process, approval of transactions with related parties or any subsequent modifications, review of statement of significant related party transactions, review of functioning of the whistle blower policy, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, review of management letters/ letters on internal control weaknesses issued by statutory auditors, reviewing with the management the statement of uses/ application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors, examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems, scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel and also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer (i.e., the wholetime Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

All audit and non-audit services to be provided by our principal accountants are pre-approved by the Audit Committee before such services are provided to us.

Board Governance, Remuneration & Nomination Committee

As of the date of filing this annual report, the Board Governance, Remuneration & Nomination Committee comprises three independent Directors - Mr. Homi Khusrokhan, Mr. M. K. Sharma and Mr. V. K. Sharma. Mr. Homi Khusrokhan, an independent Director, is the Chairman of the Committee.

The functions of the Committee include recommending appointments of Directors to the Board, identifying persons who are qualified to become Directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, formulating a criteria for the evaluation of the performance of the wholetime/independent Directors and the Board and to extend or continue the term of appointment of independent Director on the basis of the report of performance evaluation of independent Directors, recommending to the Board a policy relating to the remuneration for the Directors, key managerial personnel and other employees, recommending to the Board the remuneration (including performance bonus and perquisites) to Whole-time Directors, commission and fee payable to non-executive Directors subject to applicable regulations, approving the policy for and quantum of bonus payable to the members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policy on Board diversity, framing guidelines for the Employees Stock Option Scheme and deciding on the grant of the Bank’s stock options to employees and whole-time Directors of the Bank and its subsidiary companies.

Corporate Social Responsibility Committee

As of the date of filing this annual report, the Corporate Social Responsibility Committee comprises four directors - Dr. Tushaar Shah, Mr. Dileep Choksi, Mr. Amit Agrawal and Ms. Chanda Kochhar. Dr. Tushaar Shah, an independent Director, is the Chairman of the Committee.

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

Credit Committee

As of the date of filing this annual report, the Credit Committee comprises three directors - Mr. M. K. Sharma, Mr. Homi Khusrokhan and Ms. Chanda Kochhar. Mr. M. K. Sharma, an independent Director, is the Chairman of the Committee.

The functions of this Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

Customer Service Committee

As of the date of filing this annual report, the Customer Service Committee comprises four directors - Mr. V. Sridar, Dr. Tushaar Shah, Ms. Chanda Kochhar and Mr. Anup Bagchi. Mr. V. Sridar an independent Director, is the Chairman of the Committee.

The functions of the Committee include review of customer service initiatives, overseeing the functioning of the Customer Service Council and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Fraud Monitoring Committee

As of the date of filing this annual report, the Fraud Monitoring Committee comprises five directors - Mr. V. Sridar, Mr. Dileep Choksi, Mr. Homi Khusrokhan, Ms. Chanda Kochhar and Mr. Anup Bagchi. Mr. V. Sridar, an independent Director, is the Chairman of the Committee.

The Committee monitors and reviews all the frauds involving an amount of Rs. 10 million and above with the objective of identifying the systemic lacunae, if any, that facilitated perpetration of the fraud and put in place measures to rectify the same. The functions of this Committee include identifying the reasons for delay in detection, if any, and reporting to top management of the Bank and the Reserve Bank of India on the same. The progress of investigation and recovery position is also monitored by the Committee. The Committee also ensures that staff accountability is examined at all levels in all the cases of frauds and action, if required, is completed quickly without loss of time. The role of the Committee is also to review the efficacy of the remedial action taken to prevent recurrence of frauds, such as strengthening of internal controls and putting in place other measures as may be considered relevant to strengthen preventive measures against frauds.

Information Technology Strategy Committee

As of the date of filing this annual report, the Information Technology Strategy Committee comprises three directors - Mr. Homi Khusrokhan, Mr. V. Sridar and Ms. Chanda Kochhar. Mr. Homi Khusrokhan, an independent Director, is the Chairman of the Committee.

The functions of the Committee are to approve strategy for information technology and policy documents, ensure that information technology strategy is aligned with business strategy, review information technology risks, ensure proper balance of information technology investments for sustaining the Bank’s growth, oversee the aggregate funding of information technology at Bank-level, ascertain if the management has resources to ensure the proper management of information technology risks and review contribution of information technology to our business.

Risk Committee

As of the date of filing this annual report, the Risk Committee comprises six directors - Mr. M. K. Sharma, Mr. Dileep Choksi, Mr. Homi Khusrokhan, Mr. V. K. Sharma, Mr. V. Sridar, and Ms. Chanda Kochhar. Mr. M. K. Sharma, an independent Director, is the Chairman of the Committee.

The functions of the Committee are to review ICICI Bank’s risk management policies pertaining to credit, market, liquidity, operational, outsourcing, reputation risks and business continuity plan and disaster recovery plan. The functions of the Committee also include review of the Enterprise Risk Management framework, risk appetite framework, stress testing framework, Internal Capital Adequacy Assessment Process and framework for capital allocation; review of the status of Basel II and Basel III implementation, risk return profile of the Bank, risk dashboard covering various risks, outsourcing activities and the activities of the Asset Liability Management Committee. The Committee also has oversight on risks of subsidiaries covered under the Group Risk Management Framework.

Stakeholders Relationship Committee

As of the date of filing this annual report, the Stakeholders’ Relationship Committee comprises three directors -Mr. Homi Khusrokhan, Mr. V. Sridar and Mr. N. S. Kannan. Mr. Homi Khusrokhan, an independent Director, is the Chairman of the Committee.

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

Review Committee for Identification of Willful Defaulters/Non Co-operative Borrowers

The Managing Director & CEO is the Chairperson of this Committee and any two independent Directors comprise the remaining members.

The function of this Committee is to review the order of the Committee for identification of willful defaulters/non co-operative borrowers (a Committee comprising wholetime Directors and senior executives of the Bank to examine the facts and record the fact of the borrower being a willful defaulter/non co-operative borrower) and confirm the same for the order to be considered final.

Code of Ethics

We have adopted a Group Code of Business Conduct and Ethics for our directors and all our employees. This code aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the Company and is reviewed on an annual basis. We have not granted a waiver from any provision of the code to any of our directors or executive officers.

Principal Accountant: Fees and Services

The total fees to our principal accountant relating to the audit of consolidated financial statements for fiscal 2016 and fiscal 2017 and the fees for other professional services billed in fiscal 2016 and fiscal 2017 are as follows:

	Year ended March 31,
	2016		2017		2017
	(in millions)				(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	270	Rs.	280	US$	4,313
Audit-related services
Opinion on non-statutory accounts presented in Indian Rupees		10		17		264
Others		14		24		368
Sub-total		294		321		4,945
Non-audit services
Tax services		–		–		–
Tax compliance		4		4		61
Other services		3		2		36
Sub-total		7		6		97
Total	Rs.	301	Rs.	327	US$	5,042

Fees for “other services” under the non-audit services category are principally fees related to advisory and certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2017 and fees for other professional services billed in fiscal 2017. Our Audit Committee pre-approves all assignments undertaken for us by our principal accountant.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the New York Stock Exchange for United States issuers.

Independent Directors. A majority of our Board are independent directors, as defined under applicable Indian legal requirements. Section 149 of the Companies Act notified effective April 1, 2014 has defined an independent director and specified the eligibility criteria for a director to be classified as independent. The criteria include that a director in order to be independent should not have any pecuniary relationship with the company, its holding, subsidiary or associate company, or their promoters, or directors, during the two immediately preceding financial years or during the current financial year. Exemptions have been prescribed for certain transactions, which may be in the ordinary course of business and at arm’s length. As per the Companies Act, every independent director at the first meeting of the Board in which he/she participates as a director and thereafter at the first meeting of the Board in every financial year or whenever there is any change in the circumstances which may affect his/her independent status is required to give a declaration that he/she meets the relevant criteria. In classification of the directors as independent, we have relied on the declarations provided by the directors as prescribed under the Companies Act and placed at the board meeting held on April 6-7, 2017, applicable Reserve Bank of India guidelines and circulars and legal advice obtained in this regard. The Board has accordingly determined the independence of these directors. Pursuant to the Companies Act, the director nominated by Government of India would not be classified as independent. Although the judgment on independence must be made by our Board as required under the Companies Act, there is no requirement that our Board affirmatively make such determination, in accordance with the independence test as required by the New York Stock Exchange rules.

Non-Management Directors Meetings. The Companies Act requires independent directors to meet at least once a year without the non-independent directors and members of the management. The independent directors at such meetings are required to review the performance of the Chairman, non-independent directors and the Board as a whole. The independent directors met on May 3, 2017 to carry out these reviews. Prior to this, the independent directors had met separately before the Board meeting held on April 29, 2016.

Board Governance, Remuneration & Nomination Committee and Audit Committee. All members of our Board Governance, Remuneration & Nomination Committee are independent, as defined under applicable Indian legal requirements. All members of our Audit Committee are independent under Rule 10A-3 under the Exchange Act. The constitution and main functions of these committees as approved by our Board are described above and comply with the spirit of the New York Stock Exchange requirements for United States issuers.

Corporate Governance Guidelines. Under New York Stock Exchange rules, United States issuers are required to adopt and disclose corporate governance guidelines addressing matters such as standards of director qualification, responsibilities of directors, director compensation, director orientation and continuing education, management succession and annual performance review of the board of directors. While as a foreign private issuer, we are not required to adopt such guidelines, under the home country regulations, pursuant to the notification of the Companies Act, the Bank has disclosed the policy on director appointments and remuneration including criteria for determining qualifications and independence of a director in its Indian annual report to shareholders for fiscal 2017. The Bank is also required to provide a statement indicating the manner in which formal annual evaluation has been made by the Board of its own performance and that of its committees and individual directors and this statement has been included in the Indian annual report.

Compensation and Benefits to Directors and Officers

Remuneration

Under our organizational documents, each non-executive Director, except the government director, is entitled to receive remuneration for attending each meeting of our Board or of a Board committee. The amount of remuneration payable to non-executive directors is set by our Board from time to time in accordance with limits prescribed by the Companies Act and the rules thereunder. The Board of Directors has approved the payment of Rs. 100,000 as sitting fee for each meeting of the Board and Rs. 20,000 as sitting fee for each meeting of a Committee. The Reserve Bank of India through its guidelines dated June 1, 2015 regarding compensation of non-executive Directors (except part-time Chairman) of private sector banks has permitted the payment of profit-related commission up to Rs. 1,000,000 per annum for non-executive Directors (other than non-executive part-time Chairman). Our shareholders at the annual general meeting held on July 11, 2016 have approved the payment of profit-related commission up to Rs. 1,000,000 per annum to non-executive Directors (excluding non-executive part-time Chairman and the Government Nominee Director) effective fiscal 2016. In addition, we reimburse directors for travel and related expenses in connection with Board and Committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our Board of Directors and this remuneration may be either in addition to or as substitution for the remuneration discussed above. We have not paid any remuneration to non-executive Directors other than the remuneration for attending each meeting of our Board or of a Board committee and profit related commission to the non-executive Directors (other than the Chairman). Non-executive directors are not entitled to the payment of any benefits at the end of their terms of office.

The Board of Directors at its Meeting held on June 9, 2015 and subsequently shareholders through a postal ballot resolution dated April 22, 2016 approved a remuneration range of Rs. 3,000,000 – Rs. 5,000,000 per annum for Mr. M. K. Sharma, Chairman of the Board with the remuneration for each year to be determined by the Board of Directors within this range. The Board of Directors approved remuneration of Rs. 3,000,000 per annum effective July 1, 2015 to be paid to Mr. M. K. Sharma for the first year of his tenure. Reserve Bank of India while approving the appointment of Mr. M. K. Sharma for the period July 1, 2015 to June 30, 2018 also approved the above remuneration. The Board at its Meeting held on June 28, 2016 approved the revision in remuneration for Mr. M. K. Sharma to Rs. 3,500,000 per annum effective July 1, 2016. The same has been approved by Reserve Bank of India.

Our Board or any committee thereof may fix, within the range approved by the shareholders, the salary and supplementary allowance payable to the executive directors. We are required to obtain specific approval of the Reserve Bank of India for the actual monthly salary, supplementary allowance and annual performance bonus paid each year to the executive directors.

The following table sets forth the currently applicable monthly salary ranges:

Name and Designation	Monthly Salary Range (Rs.)
Ms. Chanda Kochhar, Managing Director and CEO	1,350,000 – 2,600,000 (US$ 20,817 – US$ 40,093)
Mr. N. S. Kannan, Executive Director	950,000 – 1,700,000 (US$ 14,649 – US$ 26,214)
Ms. Vishakha Mulye, Executive Director	950,000 – 1,700,000 (US$ 14,649 – US$ 26,214)
Mr. Vijay Chandok, Executive Director	950,000 – 1,700,000 (US$ 14,649 – US$ 26,214)
Mr. Anup Bagchi, Executive Director	950,000 – 1,700,000 (US$ 14,649 – US$ 26,214)

The monthly supplementary allowance range for the Managing Director and CEO is Rs. 1,000,000 – Rs. 1,800,000, for N. S. Kannan, Executive Director, for Vishakha Mulye, Executive Director, for Vijay Chandok, Executive Director and for Anup Bagchi, Executive Director is in the range of Rs. 675,000 – Rs. 1,225,000. The Board would determine the actual remuneration/supplementary allowance payable within the above ranges from time to time subject to the approval of the Reserve Bank of India.

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

The total compensation paid by ICICI Bank to its executive directors and executive officers during fiscal 2017 was Rs. 221.7 million.

Bonus

Each year, our Board of Directors award discretionary bonuses to employees and executive directors on the basis of performance and seniority. The performance of each employee is evaluated through a performance management appraisal system. The aggregate amount of bonuses and performance linked retention pay to all eligible employees of ICICI Bank for fiscal 2017 was Rs. 5.6 billion. This amount was paid in fiscal 2018, excluding the payment of bonuses to executive directors which requires the approval of the Reserve Bank of India.

Employee Stock Option Scheme

ICICI Bank has an employee stock option scheme to encourage and retain high-performing employees. Pursuant to the stock option scheme as amended, up to 10.0% of the aggregate of issued equity shares at the time of the grant of stock options could be allocated under the employee stock option scheme. As on June 30, 2017, against the limit of 10.0% of issued shares, equivalent to 641.3 million shares, the Bank has granted about 490.8 million options under the employee stock option scheme. Employees and Directors of ICICI Bank, its subsidiaries and its holding company are eligible employees for grants of stock options. ICICI Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

Options granted after April 1, 2014 vest in a graded manner over a three-year period, with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of the grant, other than the following:

•	275,000 options granted in April 2014, 50% vested on April 30, 2017 and balance 50% will vest on April 30, 2018.

•	Options granted in September 2015 will vest in equal proportions on April 30, 2018 and April 30, 2019.

Options granted prior to April 1, 2014 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year commencing from the end of 12 months from the date of grant, other than the following:

•	Options granted in April 2009 vested in a graded manner over a five-year period with 20%, 20%, 30% and 30% of the grant vesting in each year, commencing from the end of 24 months from the date of the grant.

•	Out of options granted in February 2011, 50% of the options vested on April 30, 2014 and the balance 50% vested on April 30, 2015.

•	Options granted in September 2011 vest in a graded manner over a five-year period with 15%, 20%, 20% and 45% of the grant vesting in each year, commencing from the end of 24 months from the date of grant.

The price for options granted is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options. Options granted in February 2011 were granted at an exercise price which was approximately 3.0% below the closing price preceeding the date of grant of options.

Pursuant to approval by the shareholders in April 2016 and subsequently in June 2017, the exercise period was modified from 10 years from the date of grant or five years from the date of vesting, whichever is later, to up to 10 years from the date of vesting of options.

The Board of Directors at its Meeting held in May, 2017 approved the issue of bonus shares, in the proportion of one bonus equity share of Rs. 2 each for every 10 fully paid-up equity shares held (including shares underlying ADS) as on the record date. In June 2017, the shareholders of the Bank through postal ballot approved the increase in the authorized share capital, the consequential alterations to the Memorandum and Articles of Association of the Bank and the issuance of bonus shares. Subsequent to the bonus issue, the ratio of ADSs to equity shares remains unaffected and each ADS after the bonus issue continues to represent two equity share of par value of Rs. 2 per share. Pursuant to approval of bonus shares by the shareholders, stock options were also adjusted with increase of one option for every ten outstanding options and the exercise price of option were proportionately adjusted.

The following table sets forth certain information regarding the stock option grants ICICI Bank has made under its employee stock option scheme as on June 30, 2017. ICICI Bank granted all of these stock options at no cost to its employees. Options granted include grants to whole-time directors and employees of subsidiaries of ICICI Bank. ICICI Bank has not granted any stock options to its non-executive directors. Pursuant to the Board and shareholders approval received with respect to issue of bonus equity shares of the Bank as mentioned earlier, the stock options granted, vested, exercised and forfeited/lapsed in table below have been adjusted to include the impact of the bonus stock options granted and the exercise price stated herein is the revised exercise price after making proportionate adjustments.

The following table sets forth certain information regarding the options summary of ICICI Bank at June 30, 2017.

Particulars	ICICI Bank
Options granted(1) (net of lapsed)		490,800,715
Options vested		401,053,934
Options exercised		236,276,579
Options forfeited/lapsed		79,094,449
Extinguishment or modification of options		-
Amount realized by exercise of options	Rs.	17,515,663,888
Total number of options in force		254,524,136
Weighted average exercise price of options in force	Rs.	222.34

(1)	Includes options granted to executive directors which requires approval of the Reserve Bank of India.

See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 17” under U. S. GAAP included herein.

ICICI Prudential Life Insurance Company has an Employee Stock Option Scheme. The aggregate number of shares issued or issuable since March 31, 2016 pursuant to the exercise of any options granted cannot exceed 2.64% of the number of shares of ICICI Prudential Life Insurance Company has outstanding at March 31, 2016. The maximum number of options granted to any Eligible Employee in a financial year shall not exceed 0.1% of the issued shares of the company at the time of grant of options. ICICI Prudential Life Insurance Company had 2,398,838 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2017.

ICICI Lombard General Insurance Company has an Employee Stock Option Scheme, the terms of which allow up to 5.0% of its paid-up capital to be allocated to employee stock options. ICICI Lombard General Insurance Company had last granted options in fiscal 2012. ICICI Lombard General Insurance Company had 3,180,324 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2017.

Loans

ICICI Bank has internal rules for grant of loans to employees and executive directors to acquire certain assets such as property, vehicles and other consumer durables at significantly lower interest rates than the market rate. ICICI Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, ICICI Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2017, outstanding loans to ICICI Bank’s employees totaled Rs. 9.1 billion compared to Rs. 8.5 billion at year-end fiscal 2016. This amount included loans to certain executive directors amounting to Rs. 122 million at year-ended fiscal 2017 compared to Rs. 52 million at year-end fiscal 2016, made on the same terms, including as to interest rates and collateral, as loans to other employees. Loans to executive directors are given after approval by the Reserve Bank of India. See also “Operating and Financial Review and Prospects—Related Party Transactions”.

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

The accounts of the fund are audited by independent auditors. The total corpus of the fund at year-end fiscal 2017 based on its audited financial statements was Rs. 8,589 million compared to Rs. 7,093 million at year-end fiscal 2016.

Superannuation Fund

ICICI Bank contributes 15% of the total annual basic salary to a superannuation fund in respect of the employees to whom it applies. ICICI Bank’s employees get an option on retirement or resignation to receive one-third or one-half, depending on the tenure of service, of the total balance as commutation and a periodic pension based on the remaining balance. In the event of the death of an employee, his or her beneficiary receives the remaining accumulated balance, if eligible. ICICI Bank also gives a cash option to its employees, allowing them to receive the amount that would otherwise be contributed by ICICI Bank in their monthly salary during their employment. The superannuation fund is being administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to choose between funds administered by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. The total corpus of the superannuation fund was Rs. 3,012 million at year-end fiscal 2017 compared to Rs. 2,656 million at year-end fiscal 2016.

Provident Fund

ICICI Bank is statutorily required to maintain a provident fund as part of its retirement benefits to its employees. There are separate provident funds for employees inducted from merged entities (Bank of Madura, The Bank of Rajasthan and Sangli Bank) and for other employees of ICICI Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary and ICICI Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from merged entities and other employees of ICICI Bank at year-end fiscal 2017, based on their audited financial statements, amount to Rs. 3,336 million and Rs. 19,192 million respectively, as compared to Rs. 3,501 million and Rs. 16,433 million for fiscal 2016.

Pension Fund

The Bank provides for pension, a deferred retirement plan covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plan provides for pension payments, including dearness relief, on a monthly basis to these employees on their retirement based on the respective employee’s years of service with the Bank and applicable salary. For the former Bank of Madura, Sangli Bank and Bank of Rajasthan employees in service, funds are managed by the trust and the liability is funded as per actuarial valuation. The trust purchases annuities from the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited as part of its master policies for payment of pension to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. Employees covered by the pension plan are not eligible for employer’s contribution under the provident fund plan. The corpus, based on audited financial statements at year-end fiscal 2017 was Rs. 16,303 million compared to Rs. 13,098 million at year-end fiscal 2016.

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

Overview of The Indian Financial Sector

Introduction

The Reserve Bank of India, the central banking and monetary authority of India, is the central regulatory and supervisory authority for the Indian financial system. A variety of financial intermediaries in the public and private sectors participate in India’s financial sector, including the following:

•	commercial banks;

•	co-operative banks;

•	non-banking finance companies, including housing finance companies;

•	other specialized financial institutions, and state-level financial institutions;

•	insurance companies; and

•	mutual funds.

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

Commercial Banks

Commercial banks in India meet the short-term financial needs, or working capital requirements, of industry, trade and agriculture, provide long-term financing to sectors like infrastructure and provide retail loan products. At March 31, 2017, there were 148 scheduled commercial banks in the country, with a network of 137,770 branches serving approximately Rs. 107.51 trillion in deposit accounts. Scheduled commercial banks are banks that are listed in the second schedule of the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 62.5% of bank branches located in rural or semi-urban areas of the country.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India, 20 nationalized banks and 56 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 92,347 branches, and accounted for 69.4% of the outstanding gross bank credit and 65.9% of the aggregate deposits of scheduled commercial banks at March 31, 2017. The State Bank of India is the largest bank in India in terms of total assets. In one of the largest consolidation in the Indian banking industry, the State Bank of India merged its five associate banks and the Bharatiya Mahila Bank effective from April 1, 2017. At March 31, 2017, the consolidated State Bank of India had 25,005 branches. They accounted for 23.2% of aggregate deposits and 21.6% of outstanding gross bank credit of all scheduled commercial banks.

Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. The National Bank for Agriculture and Rural Development is responsible for supervising the functions of the regional rural banks. At March 31, 2017, there were 56 regional rural banks and they had 21,057 branches, and accounted for 3.4% of aggregate deposits and 2.9% of gross bank credit outstanding of scheduled commercial banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of private sector banks, including us. These banks are collectively known as the “new” private sector banks. At March 31, 2017, there were eight “new” private sector banks, including the most recently licensed IDFC Limited and Bandhan Financial Services Private Limited that began operations in fiscal 2016. In September 2015, the Reserve Bank of India granted in-principle licenses to 10 small finance banks and 11 payments banks in the private sector. Of these, six small finance banks and four payments banks have begun operations and three payments banks licensees have surrendered or announced their decision to surrender their licenses. See also “—Differentiated licenses”. In addition, 13 old private sector banks existing prior to July 1993 were operating at March 31, 2017.

At March 31, 2017, private sector banks, including the small finance banks, accounted for approximately 23.0% of aggregate deposits and 26.8% of gross bank credit outstanding of the scheduled commercial banks. Their network of 24,079 branches accounted for 17.5% of the total branch network of scheduled commercial banks in the country.

Foreign Banks

There were 43 foreign banks operating in India. At March 31, 2017, foreign banks had 287 branches and accounted for 4.1% of aggregate deposits and 4.4% of outstanding gross bank credit of scheduled commercial banks. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, some of the larger foreign banks have made retail banking a significant part of their portfolios. Most foreign banks operate in India through branches of the parent bank. Certain foreign banks also have wholly owned non-bank finance company, investment banking, securities broking, insurance and asset management subsidiaries or joint ventures for both corporate and retail lending.

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

Long-Term Lending Institutions

The long-term lending institutions were established to provide medium-term and long-term financial assistance to various industries for setting up new projects and for the expansion and modernization of existing facilities. The primary long-term lending institutions included Industrial Development Bank of India (now a bank), IFCI Limited, and the Industrial Investment Bank of India, as well as ICICI prior to the merger. Pursuant to the recommendations of the Narasimham Committee II and the Khan Working Group, a working group created in 1999 to harmonize the role and operations of long-term lending institutions and banks. In fiscal 2000, the Reserve Bank of India announced that long-term lending institutions would have the option of transforming themselves into banks subject to compliance with the prudential norms as applicable to banks. In April 2001, the Reserve Bank of India issued guidelines on several operational and regulatory issues, which needed to be addressed, and laid down a path for how long-term lending institutions can transition into universal banks. In April 2002, ICICI merged with ICICI Bank. The Industrial Development Bank (Transfer of Undertaking and Repeal) Act, 2003 converted the Industrial Development Bank of India into a banking company incorporated under the Companies Act, 1956. IDBI Bank Limited, a new private sector bank that was a subsidiary of the Industrial Development Bank of India, was merged with the Industrial Development Bank of India in April 2005. The long-term funding needs of Indian companies are met primarily by banks, Life Insurance Corporation of India and specialized non-bank finance companies. Indian companies also issue bonds to institutional and retail investors.

Co-operative Banks

Co-operative banks cater to the financing needs of agriculture, small industry and self-employed businessmen in urban and semi-urban areas of India. The state land development banks and the primary land development banks provide long-term credit for agriculture. In light of the liquidity and insolvency problems experienced by some co-operative banks in fiscal 2001, the Reserve Bank of India undertook several interim measures, pending formal legislative changes, including measures related to lending against shares, borrowings in the call market and term deposits placed with other urban co-operative banks. Presently, the Reserve Bank of India is responsible for the supervision and regulation of urban co-operative banks, and the National Bank for Agriculture and Rural Development (NABARD) for state co-operative banks and district central co-operative banks. The Banking Regulation (Amendment) and Miscellaneous Provisions Act, 2004 provides for the regulation of all co-operative banks by the Reserve Bank of India.

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

In April 2015, the Reserve Bank of India announced measures to enable well-managed co-operative banks to expand their business. Financially sound urban co-operative banks having a minimum net worth of Rs. 1.0 billion and technology enabled systems have been allowed to issue credit cards. State co-operative banks have been permitted to set up offsite automated teller machines (ATMs) and mobile ATMs without the prior approval of the Reserve Bank of India. Co-operative banks fulfilling specific requirements like core banking solution, capital adequacy of above 10.0% and net worth of above Rs. 250 million have been allowed to offer internet banking facility to their customers and to issue open system pre-paid payment instruments.

Non-Banking Finance Companies

There were 11,517 non-banking finance companies in India at March 31, 2017, mostly in the private sector. Of these, 179 were deposit-taking non-banking finance companies, and the rest were non-deposit taking entities. All non-banking finance companies are required to register with the Reserve Bank of India. Non-banking finance companies are categorized on the following basis: (i) in terms of the type of liabilities into deposit and non-deposit accepting non-banking finance companies; (ii) non-deposit taking non-banking finance companies by their size into systemically important companies with asset size above Rs. 1.0 billion and other non-deposit holding companies; and (iii) by the kind of activity they conduct. The companies that take public deposits are subject to strict supervision and capital adequacy requirements, similar to banks, by the Reserve Bank of India. Non-banking financial companies are broadly classified into eight categories — asset finance companies, loan companies, investment companies, infrastructure finance companies, infrastructure debt funds, microfinance companies, factors and core investment companies. In fiscal 2017, the Reserve Bank of India introduced a new type of non-banking finance company, account aggregators, which will consolidate, organize and present financial information pertaining to a customer either to the customer or to any other person as instructed by the customer. They cannot offer any financial services or support financial transactions. At March 31, 2016, the asset base of deposit taking non-banking financial companies and non-deposit taking systemically important non-banking financial companies combined was Rs. 16.67 trillion, with a net credit outstanding of Rs. 12.83 trillion and borrowings of Rs. 11.90 trillion.

ICICI Securities Limited, our subsidiary, is a non-banking finance company that does not accept public deposits, and ICICI Home Finance Company, our subsidiary, is a non-banking finance company that accepts public deposits. The primary activities of the non-banking finance companies are consumer credit (including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium companies), and infrastructure finance, and fee-based services, such as investment banking and underwriting. In November 2011, the Reserve Bank of India issued guidelines on the establishment of infrastructure debt funds in the form of mutual funds or non-banking finance companies. In fiscal 2013, we in partnership with other domestic and international banks and financial institutions launched India’s first infrastructure debt fund set up in the form of a non-banking finance company. We along with our wholly owned subsidiary have a shareholding of 40.0% in this company.

The Reserve Bank of India issues guidelines with regard to lending, exposure, provisioning requirements and restructuring of loans for the various categories of non-banking finance companies. In August 2011, the Reserve Bank of India released a working group report on issues and concerns in the non-banking finance companies sector. In March 2015, the Reserve Bank of India issued the final regulatory framework for non-banking finance companies in line with the recommendations of the working group. Some key recommendations include a minimum asset size of Rs. 500 million with a minimum net owned fund of Rs. 20 million for registering as a non-banking finance company, a minimum Tier 1 capital of 12%, introduction of liquidity ratios, more stringent asset classification norms and provisioning norms and limits on exposure to real estate. Deposit accepting non-banking finance companies should have a minimum investment grade rating to accept public deposits. In the event of a downgrade below investment grade, the company would have to stop accepting new deposits and cannot renew existing deposits. Further, deposit accepting non-banking finance companies had to achieve a minimum Tier 1 capital of 8.5% by March 31, 2016, and 10.0% by March 31, 2017.

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

Microfinance Institutions

In fiscal 2012, the Reserve Bank of India introduced a new category of non-banking financial company called microfinance institutions. Microfinance institutions should have a minimum net worth of Rs. 50 million and maintain a minimum capital adequacy ratio of 15.0% of risk weighted assets. There are specific regulations with regard to pricing of credit by microfinance institutions. The margin above the cost of funds that can be charged on a loan is capped at 10.0% for microfinance institutions having a loan portfolio exceeding Rs. 1.0 billion and 12.0% for others. Further, the interest rate on individual loans is capped at the lower of the following two: 1) cost of funds plus margin, and 2) the average base rate of the five largest commercial banks by assets (as informed by the Reserve Bank of India on a quarterly basis) multiplied by 2.75. Further, the average interest on loans during a year cannot exceed the cost of borrowing during the financial year plus the prescribed margin. This was later revised in February 2017 to a quarterly basis by the Reserve Bank of India, as per which the average interest rate on loans sanctioned during a quarter cannot exceed the average cost of borrowing during the preceding quarter plus the prescribed margin.

Other Financial Institutions

Specialized Financial Institutions

In addition to the long-term lending institutions, there are various specialized financial institutions which cater to the specific needs of different sectors. These include the National Bank for Agricultural and Rural Development, Export Import Bank of India, Small Industries Development Bank of India, Tourism Finance Corporation of India Limited, National Housing Bank, Power Finance Corporation Limited, and India Infrastructure Finance Company. Further, India’s first quasi-sovereign wealth fund, the National Investment and Infrastructure Fund, was set up to support investments in infrastructure and technology.

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

Insurance Companies

At March 31, 2017, there were 52 insurance companies in India, of which 24 were life insurance companies and 30 general insurance companies. Of the 24 life insurance companies, 23 were in the private sector and one is in the public sector. Among the general insurance companies, 24 in the private sector and 6 (including the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited) are in the public sector. General Insurance Corporation of India, a reinsurance company, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial sector.

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

During fiscal 2017, the new business weighted individual premium underwritten by the life insurance sector increased by 20.7% year-on-year from Rs. 440.8 billion during fiscal 2016 to Rs. 532.2 billion during fiscal 2017. The share of the private sector increased from 51.5% during fiscal 2016 to 53.9% during fiscal 2017. The gross premium underwritten in the general insurance sector (excluding specialized insurance institutions) amounted to Rs. 1,192.2 billion during fiscal 2017 as against Rs. 915.7 billion during fiscal 2016, recording a year-on-year growth of 30.2% (excluding the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited). The share of the private sector increased from 45.5% during fiscal 2016 to 46.7% during fiscal 2017. We have a joint venture in the life insurance sector and our life insurance subsidiary, ICICI Prudential Life Insurance Company, is the largest private sector company in the life insurance sector in India in terms of new business retail weighted received premium. Our subsidiary in the general insurance sector was set up as a joint venture with Fairfax Financial Holdings (through its affiliate). However, the joint venture was terminated on July 3, 2017 following the decision by us and our joint venture partner to sell a part of our shareholding in our general insurance subsidiary through an initial public offering. The Bank will continue to hold more than 50.0% shareholding in the general insurance subsidiary post the proposed initial public offer. See also, “Business-Insurance”. Our general insurance subsidiary, ICICI Lombard General Insurance Company, is the largest private sector company in the general insurance sector in India in terms of gross written premium, excluding premium on motor third-party insurance pool.

The financial inclusion initiatives of the government of India include providing insurance cover for people belonging to low-income or below poverty segments and are enrolled through the Government’s financial inclusion program. A life insurance cover and accident insurance cover of up to Rs. 200,000 each are provided to the beneficiaries at very low premiums. The government has also launched separate schemes for providing pension and insurance products to the larger population.

See also “Risk Factors—Risks Relating to Our Business—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or level of profitability” and “Description of ICICI Bank—Overview of Our Products and Services—Insurance”.

Mutual Funds

There were 41 mutual funds in India with assets under management at March 31, 2017 of Rs. 17,546.2 billion. Average assets under management of all mutual funds increased by 35.2% to Rs. 18,295.8 billion during the three months ended March 31, 2017 from Rs. 13,534.4 billion during the three months ended March 31, 2016. From year 1963 to 1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the Government and the Reserve Bank of India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life Insurance Corporation of India and General Insurance Corporation of India. The mutual funds industry was opened up to the private sector in 1993. The industry is regulated by the Securities and Exchange Board of India (Mutual Fund) Regulation, 1996. Our asset management joint venture, ICICI Prudential Asset Management Company, was the largest mutual fund in India in terms of average assets under management for the three months ended March 31, 2017, with an overall market share of about 13.3%.

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

Pension Sector

Currently, the pension schemes operating in India can be broadly classified in the following categories: pension schemes for Government employees, the employees’ provident fund and employees’ pension schemes for employees in the organized sector, voluntary pension schemes and the new pension scheme. In case of pension schemes for Government employees, the Government pays its employees a defined periodic benefit upon their retirement. Further, the contribution towards the pension scheme is funded solely by the Government and not matched by a contribution from the employees. The Employees Provident Fund, established in 1952, is a mandatory program for employees of certain establishments. It is a contributory program that provides for periodic contributions of 10% to 12% of the basic salary by both the employer and the employees. The contribution is invested in prescribed securities and the accumulated balance in the fund (including the accretion thereto) is paid to the employee as a lump sum on retirement. Besides these, there are voluntary pension schemes administered by the Government (the Public Provident Fund to which contribution may be made up to a maximum of Rs. 150,000 per year) or offered by insurance companies, where the contribution may be made on a voluntary basis. Such voluntary contributions are often driven by tax benefits offered under the scheme. The new pension scheme (NPS) was launched in January 2004 and offers a defined contribution based pension scheme with the individual having the option to decide where to invest the funds.

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

Legislative Framework for Recovery of Debts due to Banks

In fiscal 2003, the Indian Parliament passed the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (as amended, the “Securitization Act”). The Securitization Act provides that a secured creditor may, in respect of loans classified as non-performing in accordance with the Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days, failing which the secured creditor may take possession of the assets constituting the security for the loan, and exercise management rights in relation thereto, including the right to sell or otherwise dispose of the assets. The Securitization Act also provides for the setting up of asset reconstruction companies regulated by the Reserve Bank of India to acquire assets from banks and financial institutions. The Reserve Bank of India has issued guidelines for asset reconstruction companies in respect of their establishment, registration and licensing by the Reserve Bank of India, and operations. Asset Reconstruction Company (India) Limited, set up by us, Industrial Development Bank of India, State Bank of India and certain other banks and institutions, received registration from the Reserve Bank of India and commenced operation in August 2003. Foreign direct investment of up to 100% through the automatic route is now permitted in the equity capital of asset reconstruction companies and investment by Foreign Institutional Investors registered with the Securities and Exchange Board of India is permitted in security receipts issued by asset reconstruction companies, subject to certain conditions and restrictions. Since April 2017, the Reserve Bank of India has prescribed a minimum net worth of Rs. 1.0 billion on an ongoing basis for asset reconstruction companies.

In November 2004, the government of India issued an ordinance amending the Securitisation Act and subsequently passed this ordinance as an Act. This Act, as amended, provided that a borrower may make an objection or representation to a secured creditor after a notice is issued by the secured creditor to the borrower under such Act demanding payment of dues. The secured creditor has to give reasons to the borrower for not accepting the objection or representation. Further, this Act permits a lender to take over the business of a borrower under the Securitization Act under certain circumstances (unlike the earlier provisions under which only assets could be taken over).

In fiscal 2017, amendments were made to the Securitization Act and the debt recovery acts to further strengthen the recovery process. The Enforcement of Security Interest and Recovery of Debts Law Amendment Act, 2016, was enacted in this regard. As per the Act, it requires the process of possession of collateral by banks, in the event of a default, to be completed by the district magistrate within 30 days. It also empowers the district magistrate to assist banks in taking over the management of the company, where the bank has converted the debt into equity and holds 51.0% or more in the company. A central registry has been created to maintain records of transactions related to secured assets. See also “Supervision and Regulation—Regulations Relating to Sale of Assets to Asset Reconstruction Companies”. However, considering the procedures involved in legal litigations and with borrowers having the option to appeal the decision of the debt recovery tribunal, the process of recovery of loans is delayed.

Corporate Debt Restructuring Forum

The Reserve Bank of India has devised a corporate debt restructuring system to put in place an institutional mechanism for the restructuring of corporate debt. The objective of this framework is to ensure a timely and transparent mechanism for the restructuring of corporate debts of viable entities facing problems, outside the purview of debt recovery tribunals and other legal proceedings. In particular, this framework aims to preserve viable corporations that are affected by certain internal and external factors and minimize the losses to the creditors and other stakeholders through an orderly and coordinated restructuring program. The corporate debt restructuring system is a non-statutory mechanism and a voluntary system based on debtor-creditor and inter-creditor agreements.

Joint Lenders’ Forum

Following the stress faced by the Indian corporate sector and increase in non-performing and restructured corporate loans in the Indian banking sector, the Reserve Bank of India released a Framework for Revitalizing Distressed Assets in the Economy in January 2014. The framework outlines a corrective action plan for early identification of problem loans, timely restructuring of accounts which are considered to be viable, and steps for recovery or sale of unviable accounts. According to the guidelines, banks are required to identify accounts that show signs of stress at an early stage and categorize them into ‘special mention accounts’ based on specified criteria. These accounts should be reported to a central repository maintained by the Reserve Bank of India. This repository is called the Central Repository of Information on Large Credits. Banks are required to mandatorily form a committee called the Joint Lenders’ Forum for accounts where the aggregate exposure of lenders to the account exceeds Rs. 1.0 billion and with repayments overdue by 60 days and the account has been reported by any of the lenders to the central repository. The Joint Lenders’ Forum may explore options for early resolution of stress in the account which may include rectification to regularize the account, restructuring either through the corporate debt restructuring forum or by the joint lenders’ forum itself, or decide on an appropriate recovery process.

Revisions to the guidelines were issued periodically by the Reserve Bank of India to strengthen the resolution process. In September 2015, the Reserve Bank of India issued guidelines which required formation of an empowered group comprising lending banks and also a representative each from the State Bank of India and ICICI Bank as standing members. The final corrective action plan has to be submitted to the empowered group. The guidelines also provide an exit option for those lenders not participating in the rectification or restructuring plan. Further, if the corrective action plan fails, the Joint Lenders’ Forum have the option to initiate strategic debt restructuring to effect change in management. The approval requirement for the corrective action plan was later revised to 50.0% of the lenders by number, as compared to the earlier requirement of 60.0% of lenders by number, and 75.0% by value. This was further revised in May 2017 requiring consent from lenders up to 60.0% by value and 50.0% by number in the Joint Lenders’ Forum. The decision by the Joint Lenders’ Forum was made binding on all member banks. Further, under the strategic debt restructuring, banks were allowed to classify the asset as standard on divesting 26.0% of the shares of the company, lower than the earlier requirement of 51.0%. To avoid a sudden increase in provisioning in case the strategic debt restructuring fails, the guidelines require banks to increase provisions on such accounts to up to 15.0% by the end of the 18-month stand-still period, to be made in equal instalments over four quarters.

Since June 2016, banks have also been allowed to undertake structuring of projects that have commenced commercial operations under the Scheme for Sustainable Structuring of Stressed Assets. The scheme allows the Joint Lenders’ Forum to segregate the debt into the sustainable portion that can be serviced with existing cash flows over the tenor of the loan, and the unsustainable portion that can be restructured by converting it either into equity or preference shares. A two-member Oversight Committee was set up to oversee cases under the Scheme for Sustainable Structuring of Stressed Assets. In May 2017, the Oversight Committee was reconstituted and expanded, and the scope of cases to be referred to the Committee was also expanded to include cases other than under the Scheme for Sustainable Structuring of Stressed Assets and having aggregate banking system exposure greater than Rs. 5.0 billion. See also “Supervision and Regulation—Loan Loss provisions and non-performing assets”.

Insolvency and Bankruptcy Code, 2016

The Insolvency and Bankruptcy Code, 2016, was passed in May 2016 and provides a time bound revival and rehabilitation mechanism. The insolvency resolution process can be initiated at the occurrence of a single instance of default of over Rs. 100,000 by the creditors. It classifies the creditors into financial creditors and operational creditors, which include creditors that provide financial loans and loans arising from the operational nature of the debtor, respectively. Other key features include the provision of a 180-day timeline which may be extended by 90 days when dealing with insolvency resolution applications. Subsequently, the insolvency resolution plan prepared by the insolvency professionals has to be approved by 75.0% of financial creditors, which requires sanction by the adjudicating authority and, if rejected, the adjudicating authority will pass an order for liquidation. The National Company Law Tribunal has been set up as the adjudicating authority, the National Company Law Appellate Tribunal has been set up to hear appeals on the orders of the adjudicating authority with jurisdiction over companies and limited liability entities, and the Insolvency and Bankruptcy Board of India has been set up as the new insolvency regulator overseeing insolvency professionals, information utilities and promote transparency.

The Banking Regulation (Amendment) Ordinance, 2017

In May 2017, the government of India issued an ordinance amending the Banking Regulation Act, 1949 which empowers the Reserve Bank of India to participate in the resolution of stressed assets. The Banking

Regulation (Amendment) Ordinance, 2017 was promulgated on May 4, 2017. The Ordinance amended section 35A of the Banking Regulation Act, 1949 and inserted two new sections 35AA and 35AB. Through this amendment, the Reserve Bank of India is authorized to intervene and instruct banks to resolve specific stressed assets and initiate insolvency resolution process where required. The Reserve Bank of India is also empowered to issue other directions for resolution, and appoint or approve for appointment, authorities or committees to advise banking companies for resolution of stressed assets.

The Reserve Bank of India constituted an Internal Advisory Committee comprising its independent board members to advise on stressed accounts. On the recommendations of the Committee, in June 2017 the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed accounts. With respect to other identified stressed accounts, the banks are required to finalize a resolution plan within six months. In cases where a viable resolution plan is not agreed upon within six months, banks shall be required to file for insolvency proceedings under the Insolvency and Bankruptcy Code.

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

Differentiated licenses

In November 2014, the Reserve Bank of India issued guidelines on licensing of small banks and payments banks as differentiated banks, with the purpose of promoting financial inclusion. These banks would have a minimum capital requirement of Rs. 1.0 billion, and would be limited in their product offering and geographical area of operation. According to the guidelines, payments banks are permitted to accept only demand deposits not exceeding Rs. 100,000 per individual customer, required to invest 75.0% of deposits in government securities of up to one-year maturity and are allowed to sell credit products of other banks as business correspondents. Small finance banks can provide all basic banking products with at least 50.0% of their portfolio constituting loans up to Rs. 2.5 million and must meet a priority sector lending requirement of 75.0% of adjusted net bank credit. Forty-one applications for payments bank licenses and 72 applications for small finance bank licenses were submitted. In September 2015, the Reserve Bank of India granted in-principle licenses to 10 small finance banks and 11 payments banks. Of these, six small finance banks and four payment banks have begun operations and three payments banks have surrendered, or announced their intention to surrender, their licenses. ICICI Bank is a shareholder in FINO PayTech Limited, which has received a payments bank license and began operations on June 30, 2017. Further, in April 2017, a discussion paper on wholesale and long-term finance banks as differentiated banks was released by the Reserve Bank of India. These banks will focus on lending to infrastructure and core industries which require long-term funding. As per the discussion paper, these banks will have a minimum paid-up equity capital of Rs. 10.0 billion and will be allowed to raise funds through current deposits and term deposits and through issuance of bonds.

On-tap Licensing of Universal Banks

In August 2016, the Reserve Bank of India released guidelines for continuous licensing of universal banks in the private sector. According to the guidelines, the minimum net worth for these banks will be Rs. 5.0 billion and the promoters will be required to hold a minimum of 40.0% of the paid-up capital, which will be locked-in for five years and brought down to 15.0% over a period of 12 years. Eligible promoters include non-banking finance companies, individuals with 10 years of experience in banking and finance, and entities/groups in the private sector that have total assets of at least Rs. 50.0 billion with non-financial business accounting for less than 40% of total assets. Foreign shareholding of up to 74.0% is allowed. Promoting entities that have other group entities shall set up the bank only through the non-operative financial holding company structure. Specialized banking activities can be conducted through a separate entity held under the holding company.

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

Credit Policy Measures

The Reserve Bank of India issues an annual policy statement setting out its monetary policy stance and announcing various regulatory measures in April of every financial year. Subsequent monetary policy statements are issued on a bi-monthly basis during the year. During fiscal 2017, a committee-based approach was adopted for monetary policy decisions, compared to the earlier approach of decision making happening within the Reserve Bank of India. In June 2016, the Indian government notified amendments to the Reserve

Bank of India Act, 1934, approved by the Indian parliament, for constituting a six-member Monetary Policy Committee comprising of members from the Reserve Bank of India and the government. The Committee is responsible for inflation targets and monetary policy decisions. The first meeting of the Monetary Policy Committee was held in October 2016.

Credit Policy During Fiscal 2016

The repo rate was reduced by 75 basis points during fiscal 2016. In the first bi-monthly monetary policy review for fiscal 2016 announced on April 7, 2015, the Reserve Bank of India kept the repo rate unchanged. In the second bi-monthly monetary policy review announced on June 2, 2015, the Reserve Bank of India reduced the repo rate by 25 basis points from 7.50% to 7.25%. In the fourth bi-monthly monetary policy statement released on September 29, 2015, the Reserve Bank of India reduced the repo rate by 50 basis points from 7.25% to 6.75%. Correspondingly, the reverse repo rate was adjusted from 6.5% to 5.75% and the marginal standing facility rate from 8.5% to 7.75%. In the fifth and sixth bi-monthly monetary policy statements released on December 1, 2015 and February 2, 2016 respectively, the Reserve Bank of India kept the repo rate unchanged.

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

Credit Policy During Fiscal 2017

During fiscal 2017, the repo rate was reduced by 50 basis points, with a 25 basis points reduction from 6.75% to 6.50% in April 2016 and another 25 basis points reduction to 6.25% in October 2016. Further, in April 2017, the Reserve Bank of India also narrowed the policy rate corridor for determining the marginal standing facility and the reverse repo rate from 100 basis points to 50 basis points. Accordingly, the reverse repo rate was adjusted to 5.75% and the marginal standing facility rate was revised to 6.75% in October 2016. In subsequent monetary policy announcements, the repo rate was kept unchanged. The Reserve Bank of India also revised the liquidity framework indicating progressive lowering of the average liquidity deficit in the system towards neutrality.

In November 2016, the government of India decided to withdraw legal tender status for high denomination currency notes and to be replaced with new currency notes. This led to a surge in deposits in the Indian banking system leading to a significant increase in liquidity. In line with the objective of maintaining liquidity at near neutrality, the Reserve Bank of India announced an incremental cash reserve ratio of 100.0% of the increase in net demand and time liabilities between September 16, 2016 and November 11, 2016 effective the fortnight beginning November 26, 2016. Later, to facilitate liquidity management operations by the Reserve Bank of India, the Government of India revised the ceiling for issue of securities under the Market Stabilisation Scheme to Rs. 6.00 trillion on December 2, 2016. Subsequently, on December 7, 2016, the Reserve Bank of India withdrew the incremental cash reserve ratio requirement effective the fortnight beginning December 10, 2016. During the three months ended March 31, 2017, the Reserve Bank of India adopted reverse repo transactions and issued securities under the Market Stabilisation Scheme to absorb the surplus liquidity in the system. In the resolution of the Monetary Policy Committee announced in April 2017, the policy rate corridor was narrowed further from 50 basis points to 25 basis points. Accordingly, the reverse repo rate was revised from 5.75% to 6.0% and the marginal standing facility rate from 6.75% to 6.50%. The Reserve Bank of India has also proposed the introduction of a Standing Deposit Facility that will eliminate the requirement of collateral for absorbing liquidity.

Other policy announcements during fiscal 2017 included a reduction in the minimum daily maintenance of cash reserve ratio from 95.0% of net demand and time liabilities to 90.0%. In the resolution of the Monetary Policy Committee in February 2017, the policy stance was changed from accommodative to neutral, while the policy rate was kept on hold.

Credit Policy During Fiscal 2018

The Monetary Policy Committee kept the policy rate unchanged at 6.25% in the bi-monthly monetary policy statement announced in April 2017 and June 2017. Other policy announcements included a reduction in the statutory liquidity ratio from 20.5% of net demand and time liabilities to 20.0% in June 2017.

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

ICICI Bank, because it is licensed as a banking company, is regulated and supervised by the Reserve Bank of India. The Reserve Bank of India requires us to furnish statements and information relating to our business. It has issued, among others, guidelines for commercial banks relating to banking activities and prudential guidelines relating to recognition of income, classification of assets, provisioning, exposure norms on concentration risk, valuation of investments and maintenance of capital adequacy. The Reserve Bank of India carries out its risk assessment of banks, under its risk-based supervision exercise, on an annual basis. The Reserve Bank of India has also set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. The appointment of the auditors of banks is subject to the approval of the Reserve Bank of India. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest.

Regulations Relating to the Opening of Branches

Opening of branches and shifting of existing branches are governed by the provisions of Section 23 of the Banking Regulation Act. The Reserve Bank of India may cancel a branch license for violations of the conditions under which the branch license is granted.

The Reserve Bank of India has substantially liberalized the branch authorization policy for scheduled commercial banks since fiscal 2014. In May 2017, the description of a branch was broadened to include all service delivery points of a bank, including branches and business correspondent outlets. The guidelines define a banking outlet as a fixed point service delivery unit, manned by either a bank’s staff or its business correspondent, and where services of acceptance of deposits, encashment of checks/cash withdrawal or lending of money are provided for a minimum of four hours per day for at least five days a week. The bank should have a regular off-site and on-site monitoring of the banking outlet to ensure proper supervision, uninterrupted service delivery and timely addressing of customer grievances.

The branch authorization policy is based on the classification of centers into six tiers based on the population size according to the 2011 census. Banks are permitted to open banking outlets in all centers without the prior approval of the Reserve Bank of India, subject to certain requirements. Banks are mandated to allocate 25.0% of the total number of new banking outlets opened during a year to un-banked rural centers. An unbanked rural centers is defined as a center in tier 5 and tier 6 centers that does not have core banking system enabled banking outlets. Restrictions on opening banking outlets in tier 1 centers, which are mainly metropolitan cities, was removed in May 2017 compared to the earlier norm that branches opened in tier 1 centers during a year cannot exceed the total number of branches opened in tier 2 to tier 6 centers during a year. Banks having general permission may shift, merge or close all banking outlets (except rural outlets and sole semi-urban outlets) at their discretion without the approval of the Reserve Bank of India. Branches can be shifted to locations in centers of the same or lower tier. The Reserve Bank of India can withhold the general permission granted with respect to branch opening and impose penal measures on banks that fail to meet the requirements. Banks are allowed to set up onsite/offsite Automated Teller Machines (ATMs) at centers/places identified by them, including SEZs.

Capital Adequacy Requirements

We are required to comply with the Reserve Bank of India’s capital adequacy guidelines. The Reserve Bank of India has implemented the Basel III framework in India effective April 1, 2013. The implementation of the Basel III framework is being phased in over several years and will be fully implemented by March 31, 2019.

The total capital of a bank is classified into Tier 1 capital comprising of common equity Tier 1 and Additional Tier 1, and Tier 2 capital. Under the Reserve Bank of India’s Basel III guidelines, common equity Tier 1 capital is comprised of paid-up equity capital, reserves consisting of any statutory reserves, other disclosed free reserves, capital reserves representing surplus arising out of sale proceeds of assets, discounted value of revaluation reserves and foreign currency translation reserves. Additional Tier 1 capital includes perpetual debt instruments, perpetual non-cumulative preference shares and any other type of instrument generally notified by the Reserve Bank of India from time to time for inclusion in additional Tier 1 capital. Tier 2 capital includes general provisions and loss reserves, debt capital instruments classified into Tier 2 any other type of instrument generally notified by the Reserve Bank of India from time to time for inclusion in Tier 2 capital.

The Reserve Bank of India’s Basel III guidelines prescribes a minimum common equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% and a minimum total risk-based capital ratio of 9.0%. The guidelines require banks to maintain a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments; prescribes more stringent adjustments to and deductions from regulatory capital; provide for limited recognition of minority interests in the regulatory capital of a consolidated banking group; provide for additional capital requirements for derivative exposures; and impose a 4.5% leverage ratio (the ratio of Tier 1 capital to exposure) measure till a final ratio is stipulated by the Basel Committee by the end of 2017. The capital conservation buffer has been introduced in a phased manner from March 31, 2016. The leverage ratio is being disclosed on a quarterly basis from April 1, 2015 on a consolidated basis. Credit value adjustment risk capital charges for over the counter derivatives were effective from April 1, 2014. In November 2016, the Reserve Bank of India permitted banks to issue perpetual debt instruments that can qualify for inclusion as additional tier 1 capital and debt capital instruments that can qualify for inclusion as tier 2 capital, by way of rupee denominated bonds in the overseas market.

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

Coupons on Basel III instruments are required to be paid out of current year profits, and if current year’s profits are insufficient coupon may be paid out of revenue reserves. In February 2017, the Reserve Bank of India issued amendments with regard to payment of coupon on additional tier 1 capital instruments. As per the revised guidelines, if current year profits are not sufficient, coupon payment may be paid through profits carried forward from previous years, and/or reserves representing appropriation of net profits including statutory reserves. However, this would exclude share premiums, revaluation reserves, foreign currency translation reserves, investment reserves and reserves created on amalgamation. Appropriation from the statutory reserve shall be the last option when all other profit pools/reserves fall short of the coupon amount.

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

In July 2014, the Reserve Bank of India released the framework for domestic systemically important banks. Banks identified as systemically important based on their size, complexity, cross-jurisdictional activities and inter-connectedness in the financial sector would be required to maintain additional common equity Tier 1 capital ranging from 0.2% to 0.8% of risk-weighted assets. This requirement is in addition to the capital conservation buffer. The higher capital requirement for domestic systemically important banks is being implemented in a phased manner from April 1, 2016 to April 1, 2019. The names of banks classified as domestic systemically important banks would be disclosed in the month of August every year. In August 2015, the Reserve Bank of India announced that State Bank of India (with an additional common equity Tier 1 capital ratio requirement of 0.6%) and ICICI Bank (with an additional common equity Tier 1 capital ratio requirement of 0.2% to be phased in) were domestic systemically important banks. We continued to be categorized as systemically important in fiscal 2017. The additional common equity Tier 1 requirement for us is 0.05% of risk-weighted assets.

In February 2015, the Reserve Bank of India released the final guidelines on implementation of the counter-cyclical capital buffer for Indian banks. These guidelines would impose higher capital requirements on banks during periods of high economic growth. The counter-cyclical capital buffer would range from 0% to 2.5% of risk-weighted assets of a bank, based on the variation in the credit-to-GDP ratio from its long-term trend and other parameters. The Reserve Bank of India would pre-announce the buffer at least four quarters prior to implementation. The Reserve Bank of India will also announce guidance regarding the treatment of the surplus capital when the counter-cyclical capital buffer returns to zero. The Reserve Bank of India has stated that at present the economic conditions do not warrant activation of the counter-cyclical capital buffer. See also “Operating and Financial Review and Prospects—Capital Resources— Regulatory capital” and “Risk Factors—Risks Relating to Our Business—We are subject to capital adequacy and liquidity requirements stipulated by the Reserve Bank of India, including Basel III, and any inability to maintain adequate capital or liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses”.

With respect to computation of risk-weighted assets for capital adequacy purposes, we follow the standardized approach for the measurement of credit and market risks and the basic indicator approach for the measurement of operational risk. In the measurement of risk-weighted assets on account of credit risk, degrees of credit risk expressed as a percentage weighting have been assigned to various balance sheet asset items and off-balance sheet items. The credit equivalent value of off-balance sheet items is determined by applying conversion factors to the notional amount of the off-balance sheet items. The value of each item is multiplied by the relevant risk weight (and conversion factor for off-balance sheet items) to produce risk-adjusted values of assets and off-balance sheet items. Consumer credit exposures have a risk weight of 125.0% and other exposures meeting the qualifying criteria of regulatory retail, defined by the Reserve Bank of India, have a risk weight of 75.0%. Loans secured by residential property have differential risk weights ranging from 35.0% to 75.0% based on the size of the loan and the loan-to-value ratio. Since October 2015, residential housing loans of up to Rs. 3.0 million with a loan-to-value ratio of less than 80% and loans between Rs. 3.0 million and Rs. 7.5 million with a loan-to-value of less than 75.0% were risk-weighted at 35.0% compared to 50% earlier. Loans of up to Rs. 3.0 million with a loan-to-value ratio greater than 80.0% but less than 90.0% and loans between Rs. 3.0 million and Rs. 7.5 million with a loan-to-value between 75.0% and 80.0% were risk-weighted at 50.0%.

Loans greater than Rs. 7.5 million with a loan-to-value of less than 75.0% was risk-weighted at 75.0%. In June 2017, as a countercyclical measure, the risk weights for residential housing loans in some categories were revised. The maximum loan-to-value for loans between Rs. 3.0 million and Rs. 7.5 million was reduced to 80.0%, from the earlier 90.0%. The risk weight on loans greater than Rs. 7.5 million with a loan-to-value of less than 75.0% was revised from 75.0% to 50.0%.

Credit exposures to commercial real estate are risk-weighted at 100.0%, other than residential housing which is risk-weighted at 75.0%. Further, restructured housing loans have an additional risk weight of 25.0%. Credit exposures to rated corporations other than specified categories such as commercial real estate, non-deposit taking systemically important non-banking financial companies, venture funds and capital markets are risk-weighted based on the external credit ratings at a facility level, with the risk weight ranging from 20% to 150% and unrated corporate exposures being risk-weighted at 100.0%. Credit exposures to non-deposit taking systemically important non-banking finance companies are risk-weighted at 100.0%. The risk weights on externally unrated exposures to corporate sector and asset financing and infrastructure financing non-banking finance companies were increased in August 2016. Where the exposure of the banking system exceeds Rs. 2.0 billion, the risk weight is proposed to be increased from 100.0% to 150.0% from June 30, 2017. Aggregate exposure of more than Rs. 1.0 billion that was initially rated earlier but subsequently became unrated has been assigned a risk weight of 150.0% since August 2016. Exposures to capital markets are risk-weighted at 125.0% and exposures to venture capital funds are risk-weighted at 150.0%. Further, equity shares of corporations acquired by banks as part of a strategic debt restructuring of loans are risk-weighted at 150.0%. Capital requirements for market risk are applicable to the trading book exposure (including derivatives) and securities included in the available-for-sale and held-for-trading categories, open gold positions, open foreign exchange position limits, trading positions in derivatives and derivatives entered into for hedging trading book exposures. Capital requirements for operational risk are computed based on 15.0% of average of gross income for the previous three financial years. Central counterparties are treated as financial institutions for the purpose of capital adequacy. Capital requirements are defined based on the nature of the central counterparty, and a bank may consider holding capital in excess of the minimum requirement if the exposures are riskier or there is no clarity on the nature of the central counterparty. The Reserve Bank of India issued guidelines in November 2016, which will come into effect on April 1, 2018 for computing counterparty credit risk arising from derivative transactions and a framework for the capital treatment of bank exposures to central counterparties. The guidelines are based on the framework finalized by the Basel Committee on Banking Supervision and captures the risk arising from over the counter and centrally cleared derivative transactions.

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

Loan Loss Provisions and Non-Performing Assets

The Reserve Bank of India consolidated its instructions and guidelines relating to income recognition, asset classification and provisioning standards in the Master Circular on “Prudential Norms on Income Recognition,

Asset Classification and Provisioning pertaining to Advances”. The principal features of the Reserve Bank of India guidelines, which have been implemented with respect to our loans, debentures, lease assets, hire purchases and bills in our Indian GAAP financial statements, are set forth below.

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

Loss Assets: Assets on which losses have been identified by the bank or internal or external auditors during the performance of their audit procedures or during the Reserve Bank of India inspection but the amount has not been written off fully.

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

Following the government of India’s decision to withdraw legal tender status of high denomination currency notes in November 2016, a special dispensation was given in the classification of loans up to Rs. 10.0 million and dues payable between November 1, 2016 and December 31, 2016. The Reserve Bank of India extended the period for recognizing a loan account as sub-standard by an additional 60 days, over and above the regulatory requirement of 90 days. The guideline was applicable to working capital accounts, agriculture, housing loans and term loans up to Rs. 10.0 million. Furthermore, in December 2016, this benefit was extended by another 30 days, over and above the earlier period of 60 days, in case of working capital accounts, agriculture loans and term loans for business purposes of up to Rs. 10.0 million.

Since fiscal 2017, banks have been mandated to make additional disclosures in their financial statements where there is a material divergence in the asset classification and provisioning by banks as compared to that prescribed by the regulator. According to the guidelines, where the additional provisioning requirements assessed by the Reserve Bank of India exceed 15.0% of the published net profits after tax for the reference period, and/or the additional gross non-performing assets identified by the Reserve Bank of India exceed 15.0% of the published incremental gross non-performing assets for the reference period, the same will have to be disclosed in the notes to accounts section of the annual report. The Reserve Bank of India, under its risk-based supervision exercise, carries out the risk assessment of banks on an annual basis. As a part of this assessment, the Reserve Bank of India separately reviews asset classification and provisioning of credit facilities given by banks to its borrowers. This assessment is initiated subsequent to the completion of the annual audit and the publication of audited financial statements for the given financial year. The divergences, if any, in classification or provisioning arising out of the supervisory process are given effect to in the financial statements in subsequent periods after conclusion of the exercise. We have made disclosures pertaining to such divergences in our annual report for fiscal 2017.

Restructured Loans

The Reserve Bank of India has separate guidelines for restructured loans. Up to year-end fiscal 2015, a fully secured standard loan (other than in specified categories such as personal loans, capital market exposures and commercial real estate exposures) could be restructured by rescheduling the principal repayment and/or the interest element without being classified as non-performing subject to compliance with prescribed conditions, but separately disclosed as a standard restructured loan. The classification of restructured loans as standard restructured loan was subject to compliance with certain conditions such as the loans being fully secured, promoter’s contribution, including additional funds brought in, comprising at least 20.0% of a bank’s sacrifice or 2.0% of the restructured debt, whichever is higher. Accounts restructured after April 1, 2015, are required to be classified as non-performing, except for restructuring of project loans on account of delay in commencement of operations (as discussed below) and accounts where the restructuring was proposed prior to April 1, 2015 but effected subsequent to that date.

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

In June 2015, the Reserve Bank of India issued guidelines on strategic debt restructuring providing banks with enhanced capabilities to initiate change of ownership in accounts which fail to achieve the projected viability milestones. The guidelines provide for conversion of debt into equity and acquisition of majority ownership of the borrower by banks. On conversion of debt into equity, banks are allowed to continue with the current asset classification for an 18-month period (stand-still benefit) during which the loan continues to be classified as standard even if the default in payment of interest or principal would otherwise have required the loan to be classified as non-performing. Interest on the loan during this period is not accrued, and is recognized only if received in cash. On transfer of ownership to a new sponsor, the asset can be upgraded to the standard category and refinancing of the debt is allowed without such refinancing being treated as a restructuring. However, in the event a new sponsor is not identified within the 18-month period, the bank has to revert to the earlier asset classification norm as was applicable prior to the stand-still in asset classification. In September 2015, the Reserve Bank of India allowed banks to upgrade the credit facilities extended by banks to standard category even in the event of a change in ownership of the borrower outside strategic debt restructuring. Considering the change in risk profile following the change in management, banks are allowed to refinance the existing debt without treating it as restructuring subject to the bank making provisions for any diminution in fair value of the existing debt. See also, “Risk Factors- Risks Relating to Our Business- Our standard loan portfolio includes loans subject to standstill provisions in respect of asset classification”.

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

As an additional measure to strengthen the ability of banks to deal with large stressed assets, in June 2016 the Reserve Bank of India issued guidelines introducing the Scheme of Sustainable Structuring of Stressed Assets. Projects that have commenced commercial operations and have aggregate borrowings (including interest) of over Rs. 5.0 billion are eligible to be structured under the scheme. The sustainable debt level should not be less than 50.0% of current funded liabilities. The scheme will be applicable where the Joint Lenders’ Forum assesses the sustainable debt and concludes based on a techno-economic viability assessment that the current sustainable debt can be serviced over its tenor at current levels of cash flows. The portion assessed as unsustainable will be converted into equity or redeemable cumulative optionally convertible preference shares or convertible debentures. The guidelines also require higher provision to be made for the unsustainable portion of the debt. The scheme may include allowing the current promoter to continue with majority shareholding, or bringing in a new promoter, or lenders acquiring majority shareholding through conversion of debt into equity. In November 2016, the Reserve Bank of India revised the guidelines allowing the sustainable portion of the debt to be treated as standard at the time of implementation of the resolution, subject to provisions made upfront, covering the higher of 25.0% of the total outstanding or 50.0% of the unsustainable portion of debt.

In May 2017, the government of India promulgated the Banking Regulation (Amendment) Ordinance, 2017 which is intended to facilitate timely resolution of stressed assets by empowering the Reserve Bank of India. The Ordinance authorizes the Reserve Bank of India to direct banks to resolve specific stressed assets. It amended section 35A of the Banking Regulation Act, 1949 and authorized the Reserve Bank of India to intervene and instruct banks to resolve specific stressed assets and initiate insolvency resolution process where required. The Reserve Bank of India is also empowered to issue other directions for resolution, and appoint or approve for appointment, authorities or committees to advise banking companies for resolution of stressed assets. Subsequently, to facilitate timely decision making under the Joint Lenders’ Forum, the Reserve Bank of India issued guidelines directing banks to adhere to timelines and any resolution plan approved by 60.0% of the creditors by value and 50.0% of the creditors by number at the Joint Lenders’ Forum was made binding on all members. The Overseeing Committee, which was set up to oversee resolution under the Scheme for Sustainable Structuring of Stressed Assets, was reconstituted and expanded and the scope of cases to be referred to the

Overseeing Committee was also expanded to include cases other than under the Scheme for Sustainable Structuring of Stressed Assets having aggregate banking system exposure greater than Rs. 5.00 billion.

Further, in June 2017, the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed accounts. The Reserve Bank of India has also directed banks to maintain a minimum prescribed provision for these cases referred to the National Company Law Tribunal. With respect to other identified stressed accounts, the banks are required to finalize a resolution plan within six months. In cases where a viable resolution plan is not agreed upon within six months, banks shall be required to file for insolvency proceedings under the Insolvency and Bankruptcy Code. See also “Overview of the Indian Financial Sector- Legislative Framework for Recovery of Debts due to Banks”.

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

In a guideline issued in April 2017, the Reserve Bank of India requires banks to maintain provisions for standard assets at rates higher than the regulatory requirement in respect of advances to stressed sectors of the economy. Banks have to put in place a Board-approved policy for making higher provisions based on evaluation of risk and stress in various sectors. The policy will have to be reviewed on a quarterly basis. As an immediate step, the Reserve Bank of India required banks to review the telecom sector by June 30, 2017.

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

The Reserve Bank of India has issued prudential norms on income recognition, asset classification and provisioning pertaining to advances which covers norms relating to creation and utilization of floating provisions (i.e., provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The floating provisions outstanding at year-end can be used only for contingencies under extraordinary circumstances for making specific provisions against non-performing accounts after obtaining approval from the board of directors and with the prior permission of the Reserve Bank of India. It also clarified that the extraordinary circumstances refer to losses which do not arise in the normal course of business and are exceptional and non-recurring in nature, such as natural calamities, civil unrest, collapse of currency, general melt down in the markets affecting the entire financial system and exceptional credit losses. Floating provisions for advances and investments must be held separately and cannot be reversed by credit to the profit and loss account. Until utilization of such provisions, they can be netted off from gross non-performing assets to compute the net non-performing assets. Alternatively, floating provisions could be treated as part of Tier 2 capital within the overall ceiling of 1.25% of total risk-weighted assets.

In October 2009, the Reserve Bank of India advised Indian banks to increase their total provisioning coverage ratio, including floating provisions and prudential/technical write-offs, to 70.0% by September 30, 2010. The Reserve Bank of India allowed the banks to include prudential/technical write-off in both the gross non-performing assets and the provisions held in the calculation of provisioning coverage ratio. The Reserve Bank of India permitted us to achieve the stipulated level of provisioning coverage of 70.0% in a phased manner by March 31, 2011. We reached the required 70.0% in December 2010. In April 2011, the Reserve Bank of India stipulated that banks would be required to maintain their provisioning coverage ratios with reference to their gross non-performing assets position at September 30, 2010 and not on an ongoing basis. The Reserve Bank of India further clarified that any surplus provisioning should not be written back but should be segregated into a “counter-cyclical provisioning buffer” and that banks will be allowed to use this buffer to make specific provisions for non-performing assets during a system-wide downturn. For instance, considering the slowdown in economic growth and rising asset quality concerns during fiscal 2014, as a counter-cyclical measure, the Reserve Bank of India allowed banks to utilize up to 33.0% of the counter-cyclical provisioning buffer or floating provisions held as on March 31, 2013, for making accelerated or additional provisions towards non-performing assets during fiscal 2014. Further, in March 2015, the Reserve Bank of India increased the limit to 50.0% of the counter-cyclical provisioning buffer or floating provisions held as on December 31, 2014, for making accelerated or additional provisions towards non-performing assets during fiscal 2015. See also “Risk Factors—Risks Relating to Our Business—If regulators continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, or if the provisions for such loans otherwise increase, our business will suffer”.

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

Guidelines on Sale and Purchase of Non-performing Assets

In order to provide banks with option to resolve their non-performing assets, the Reserve Bank of India issued guidelines on the sale and purchase of non-performing assets among banks, financial institutions and non-banking finance companies. As per these guidelines, the board of directors of the bank must establish a policy for the purchase and sale of non-performing assets. Purchases and sales of non-performing assets must be without recourse to the seller and on a cash basis, with the entire consideration being paid upfront. The purchasing bank must hold the non-performing asset on its books for at least 12 months before it can sell the asset to another bank. The asset cannot be sold back to the original seller.

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

In September 2016, the Reserve Bank of India issued revised guidelines relating to sale of non-performing assets by banks to securitization companies/reconstruction companies. Key features of the revised guidelines include allowing banks to sell such assets to non-banking finance companies, while earlier only sale to securitization companies/asset reconstruction companies were allowed. The framework requires using an e-auction platform and has introduced a floor of provisioning for investment in security receipts backed by stressed assets. The provisioning is at the rate applicable to the underlying loans, assuming that the loans will notionally continue in the books of the bank, because more than 50.0% of the security receipts are held by the bank that sold loans since April 1, 2017. The threshold on security receipts held by the bank that is selling loans will be reduced to 10.0% from April 2018. The framework also prescribes additional disclosure requirements and offering first right of refusal to securitization companies/asset reconstruction companies which has already acquired a significant share of the asset through the auction process.

Framework for Early Identification of Stress and Information Sharing

In February 2014, the Reserve Bank of India issued a “Framework for Revitalizing Distressed Assets in the Economy”. The framework outlines an action plan for early identification of problem cases, creating a central repository of information on large credits, timely restructuring of accounts which are considered to be viable, and taking prompt steps by banks for recovery or sale of unviable accounts. Accounts have to be categorized into ‘special mention accounts’ based on specified criteria. Banks are required to have three sub-categories of special mention accounts depending on the classification of accounts between the standard category and the sub-standard category. SMA-0 category includes accounts where the principal or interest payment is not overdue for more than 30 days but are showing incipient signs of stress; SMA-1 includes accounts where the principal or interest payment is overdue between 31-60 days; and SMA-2 which includes accounts where the principal or interest payment is overdue between 61-90 days.

Joint Lenders’ Forums are required to be formed to formulate corrective action plans within stipulated timelines, and in case the forum fails to agree on an action plan, it would result in accelerated provisioning. A requirement for independent evaluation of large value restructuring proposals has also been specified. An independent evaluation of large value restructuring with a focus on viability and fair sharing of gains and losses between promoters and creditors has been mandated. The framework is effective from April 1, 2014. In May 2017, following the promulgation of the Banking Regulation (Amendment) Ordinance, 2017, the Reserve Bank of India issued guidelines to facilitate timely decision making under the Joint Lenders’ Forum. The Reserve Bank of India directed banks to adhere to timelines or face monetary penalties. Any resolution plan approved by 60.0% of the creditors by value and 50.0% of the creditors by number at the Joint Lenders’ Forum was made binding on all members. The Joint Lenders’ Forum was permitted to prepare the corrective action plan either by way of flexible structuring of project loans, changing in ownership through strategic debt restructuring, scheme for sustainable structuring of stressed assets or any other mechanism as permitted by the Reserve Bank of India. See also “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks—Joint Lenders’ Forum” and “Overview of the Indian Financial Sector- Legislative Framework for Recovery of Debts due to Banks- The Banking Regulation (Amendment) Ordinance, 2017”. Willful defaulters will normally not be eligible for restructuring, unless the Joint Lenders’ Forum on assessment concludes that the account can be restructured.

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

In March 2016, the Reserve Bank of India issued a revised framework for the revival and rehabilitation of micro, small and medium enterprises. The guidelines are applicable for loans given to micro, small and medium enterprises with loan limits of up to Rs. 250 million, including accounts under consortium or multiple banking arrangements. Restructuring of micro, small and medium enterprises’ loan accounts with exposure of above Rs. 250.0 million continue to be governed by the guidelines on corporate debt restructuring and Joint Lenders’ Forum mechanism.

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

In December 2015, the Reserve Bank of India issued final guidelines on the computation of lending rates based on marginal cost of funds. The Marginal Cost of Funds based Lending Rate is applicable on incremental lending from April 1, 2016 and is a tenor linked benchmark. The guidelines clarify the methodology to compute the marginal cost of funds based lending rate, which comprises of marginal cost of funds, negative carry on account of cash reserve ratio, operating costs and tenor premium. The guidelines specified categories of loans which can be priced without linkage to the marginal cost of funds based lending rate. Banks have to review and publish their marginal cost of funds based lending rate every month on a pre-announced date for different maturities ranging from overnight rate up to one year. The periodicity of reset shall be one year or lower. Loans linked to the base rate can continue till repayment or renewal with existing borrowers having the option to move to the marginal cost of funds based lending rate linked loan at mutually acceptable terms. Interest rates for all floating rate loans and fixed rate loans (including the fixed rate portion of hybrid loans) of tenor up to three years cannot be less than the marginal cost of funds based lending rate.

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

There are guidelines on loans against equity shares in respect of amount, margin requirement and purpose. The Reserve Bank of India has issued guidelines requiring banks to put in place a policy for exposure to real estate with the approval of their boards. The policy should include exposure limits, collaterals to be considered, collateral cover and margins and credit authorization. The Reserve Bank of India has also permitted banks to extend financial assistance to Indian companies for acquisition of equity in overseas joint ventures or wholly owned subsidiaries or in other overseas companies, new or existing, as strategic investment. Banks are not permitted to finance acquisitions by companies in India. With regard to mortgages, the Reserve Bank of India has imposed a ceiling of 75.0% on the loan-to-value ratio in respect of housing loans exceeding Rs. 7.5 million. However, small value loans of less than Rs. 3.0 million are permitted to have a loan-to-value ratio not exceeding 90.0% subject to appropriate risk weight and loans from Rs. 3.1 million to Rs. 7.5 million can have a loan-to-value ratio of 80% subject to appropriate risk weight. For loans where the cost of the house/dwelling unit is less than Rs. 1.0 million, the Reserve Bank of India has allowed banks to include stamp duty, registration and other documentation charges to the cost of the house/dwelling unit for the purpose of calculating the loan-to-value ratio from March 2015. In November 2012, the Reserve Bank of India issued instructions regarding sharing of information relating to credit, derivatives and unhedged foreign currency exposures among banks and to put in place an effective mechanism for information sharing. Also, from January 1, 2013, sanction of fresh loans and renewal of loans to new and existing borrowers should be done only after obtaining/sharing necessary information. In September 2013, the Reserve Bank of India announced the creation of a central repository of large common exposures across banks, to be based on submissions made by banks to the Reserve Bank of India on exposures of more than Rs. 100.0 million to individuals and entities. Subsequently, the limit was reduced to Rs 50 million and above.

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

The Reserve Bank of India has also issued guidelines in July 2014 permitting flexible structuring of long-term project loans to infrastructure and other core industries. According to the guidelines, banks are permitted to structure long-term project loans with the intent of refinancing these loans at periodic intervals without such refinancing being considered as restructuring. Such loans could have tenors linked to the economic life of the project and can extend up to 25 years and the fundamental viability of the project would be established on the basis of all requisite financial and non-financial parameters. The amortization schedule of the loans can be modified once during the course of the loan without classifying them as restructured loans provided they meet certain specific requirements, such as being a standard asset with no loss on the net present value and the debt amortization is scheduled within 85.0% of the economic life of the project. While the flexible structuring of long-term project loans was initially applicable to the infrastructure sector and other core industries, this flexibility was extended to loans in all sectors from November 2016.

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

Directed Lending

Priority Sector Lending

The guidelines on lending to priority sector require commercial banks to lend a certain percentage of their adjusted net bank credit to specific sectors (the priority sectors), such as agriculture, micro and small enterprises, micro-credit, education and housing finance. The target for total priority sector advances is set at 40.0% of adjusted net bank credit (which is net bank credit plus those investments made by banks in non-statutory liquidity bonds/debentures that are included in the held-to-maturity category, investments eligible to be treated as priority sector, investments in eligible government funds on account of priority sector shortfall, outstanding priority sector lending certificates excluding long-term bonds for infrastructure and affordable housing eligible for exemptions, and eligible advances extended in India against the incremental foreign currency deposits qualifying for exemption from CRR/SLR requirement) or of the credit equivalent amount of off-balance sheet exposure, whichever is higher as of March 31 of the previous fiscal year. Banks falling short of their priority sector lending targets are required to contribute amounts equivalent to the shortfall to specific Government funds like the Rural Infrastructure Development Fund, established by the National Bank for Agriculture and Rural Development, or funds with other financial institutions.

The Reserve Bank of India released revised priority sector lending guidelines in April 2015 which have been applicable since fiscal 2016. The overall target for priority sector lending continue to be 40.0% of adjusted net bank credit or of the credit equivalent amount of off-balance sheet exposure, whichever is higher; earlier sub-targets in advances to the agricultural sector of 13.5% direct lending and 4.5% indirect lending were combined and sub-targets of 8.0% for lending to small and marginal farmers and 7.5% lending target to micro-enterprises were introduced. These sub-targets were to be achieved in a phased manner by March 2017. Sectors qualifying for priority sector lending have been broadened to include medium enterprises, social infrastructure and renewable energy. Priority sector lending achievements are being evaluated on a quarterly average basis from fiscal 2017. According to the guidelines, foreign banks with less than 20 branches will also now be required to meet priority sector lending targets of 40.0% of adjusted net bank credit, on par with domestic banks by fiscal 2020. Further, in July 2015, the Reserve Bank of India directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India would notify the banks of the banking system’s average level at the beginning of each year. The target for fiscal 2017 was set at 11.70% of adjusted net bank credit. The Reserve Bank of India has also directed banks to continue to pursue the target of 13.5% of adjusted net bank credit towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines.

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

In April 2016, the Reserve Bank of India allowed banks to trade their priority sector portfolio by selling or buying priority sector lending certificates. Scheduled commercial banks, regional rural banks, local area banks, small finance banks and urban co-operative banks can participate in this trade. Four types of certificates for the categories of agriculture, small and marginal farmers, micro enterprises and general category certificates have been allowed. There will be no transfer of risks or loan assets in these transactions. A bank can issue priority sector lending certificates up to 50.0% of the previous year’s priority sector lending achievement. The certificates will expire on March 31 and will not be valid beyond the last reporting date for the fiscal year. The calculation of priority sector lending would be the sum of the outstanding priority sector lending portfolio and the net priority sector lending certificates purchased.

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

With a view to ensure adequate flow of credit to the micro and small enterprises, in April 2014 the Reserve Bank of India advised banks to provide differential interest rates for such borrowers. While pricing the loan, banks have to take into account incentives made available to micro and small enterprises in the form of credit guarantee cover and the zero risk weight applicable to such guaranteed loans for capital adequacy purposes. In July 2016, the Reserve Bank of India issued directions for lending to the micro, small and medium enterprises sector which take into consideration the recommendations of the Prime Minister’s Task Force on lending to micro, small and medium enterprises. As per the recommendations, banks are required to achieve 20.0% year-on-year growth in credit to micro and small enterprises, 10.0% growth in the number of micro enterprises account and 60.0% of total lending to micro, small and medium enterprises as on the preceding March 31 should be to micro enterprises.

Export Credit

The Reserve Bank of India allows exporters to avail short-term working capital financing at internationally comparable interest rates. Export credit is available both in rupee as well as in foreign currency. This enables exporters to have access to an internationally competitive financing option. Pursuant to existing guidelines, 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This target is in addition to the priority sector lending target of 40.0% of adjusted net bank credit. We provide export credit for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. In May 2014, the Reserve Bank of India allowed exporters with a satisfactory track record of at least three years to receive long-term export advance at concessional rates for execution of long-term supply contracts up to a maximum period of 10 years.

Responsibilities of Chief Risk Officer

As part of steps taken to strengthen risk management in banks, in April 2017, the Reserve Bank of India issued guidelines which aimed to separate credit risk management function from the credit sanction process and also bring uniformity in the approach followed by banks. As per the guidelines, a Board approved policy defining the role and responsibilities of the Chief Risk Officer has to be established, with clearly defined reporting lines either to the Managing Director/Chief Executive Officer or the risk management committee of the bank. The Chief Risk Officer should not have a dual role, report into any business vertical or be given any business targets. The Chief Risk Officer can be removed or transferred only with the approval of the Board.

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

In May 2016, the Reserve Bank of India issued a discussion paper proposing limits on the banking system’s exposure to large borrowers and requires higher standard for asset provisioning and risk weights on incremental exposures beyond the normally permitted lending limits. Draft guidelines were issued in August 2016 and the final guidelines in December 2016. According to the guidelines, a borrower having an aggregate fund-based credit limit of Rs. 250.0 billion at any time during fiscal 2018 will be considered a large borrower. This limit will be gradually reduced to Rs. 150.0 billion in fiscal 2019 and to Rs. 100.0 billion from fiscal 2020 onwards. The normally permitted lending limit is defined as an amount that is 50.0% of the incremental funds raised over and above the aggregate fund-based credit limit. The general provision required on the incremental exposure above the normally permitted lending limit would be 3.0% and the additional risk weight for such exposure over and above the applicable risk weight would be 75.0%. The framework became applicable from April 1, 2017 with respect to identification of specified borrowers. The disincentive mechanism in terms of additional provisioning and higher risk weights will become applicable from April 1, 2018.

Further, in December 2016, the Reserve Bank of India issued additional final guidelines to large borrowers effective from April 1, 2019. The framework prescribes a limit of 20.0% and 25.0% of the eligible capital base in respect of exposures to single counterparty and groups of connected counterparties. The eligible capital base is defined as the tier 1 capital of the bank as against the current norm of total capital funds. Exposure to single non-banking finance company and group of connected non-banking finance companies is restricted to 15.0% and 25.0%, respectively, of the eligible capital base.

Limits on Exposure to Non-banking Finance Companies

The Reserve Bank of India has issued guidelines which restrict a bank’s exposure to non-banking finance companies. Exposure (both lending and investment, including off-balance sheet exposures) of a bank to a non-banking finance company and asset financing company is restricted to 10.0% and 15.0% respectively of the bank’s capital funds as per the last audited balance sheet. This limit can be exceeded by an additional 5.0% if the excess exposure is on account of on-lending by the non-banking finance company/asset finance company to the infrastructure sector. Exposure to non-banking infrastructure finance companies has been restricted to 15.0% of bank’s capital funds with a provision to increase it to 20.0% if the same is on account of funds on-lent to the infrastructure sector.

Limits on intra-group transaction and exposures

In February 2014, the Reserve Bank of India issued guidelines on management of intra-group transaction and exposures for financial conglomerates. The guidelines prescribe quantitative limits for intra-group financial transactions and prudential measures for non-financial transactions. The Reserve Bank of India has prescribed a single group entity exposure limit of 5.0% of paid-up capital and reserves of the bank for non-financial companies and unregulated financial services companies and 10.0% in case of regulated financial entities. The aggregate group exposure cannot exceed 20.0% of paid-up capital and reserves in case of all group entities (financial and non-financial) taken together and 10.0% in case of all non-financial companies and unregulated financial services companies taken together. Banks’ exposures to other banks/financial institutions in the group in form of equity and other capital instruments are exempted from above limits. In case a bank’s current intra-group exposure is more than the limits stipulated in the guidelines, it should bring down the exposure within the limits before March 31, 2016. If the exposure exceeds the permissible limits after March 31, 2016, the excess amount would be deducted from common equity Tier 1 capital of the bank.

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

The Reserve Bank of India guidelines on capital market exposures stipulate that a bank’s exposure to capital markets in all forms (both fund based and non-fund based) by way of investments in shares, convertible bonds/debentures, units of equity oriented mutual funds, loans against shares, and secured and unsecured advances to stock brokers, should not exceed 40.0% of its net worth on both a stand-alone and consolidated basis as of March 31 of the previous year. Within this overall limit, direct investments in shares, convertible bonds/debentures, and units of equity oriented mutual funds and all exposures to venture capital funds have been restricted to 20.0% of their net worth on both a stand-alone and consolidated basis. Further, in July 2011, the Reserve Bank of India stipulated that a bank’s investments in liquid schemes of debt oriented mutual funds are subject to a prudential cap of 10.0% of the bank’s net worth as of March 31 of the previous year. The above guidelines are also applicable at a consolidated level.

Investment by banks in specified instruments which are issued by other banks or financial institutions and are eligible for capital status for the investee bank/financial institution should not exceed 10.0% of the investing bank’s capital funds. Further, the banks/financial institutions should not acquire any fresh stake in a bank’s equity shares, if by such acquisition, the investing bank’s or financial institution’s holding exceeds 5.0% of the investee bank’s equity capital. The guideline earlier required banks to obtain prior approval of the Reserve Bank of India for equity investment in a company engaged in the financial sector which was revised in September 2015 and the requirement for Reserve Bank of India’s approval was removed subject to prescribed conditions.

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

In July 2014, banks were allowed to issue long-term bonds for financing infrastructure projects and low-cost housing. Banks were not allowed to invest in the bonds issued by other banks. In June 2015, however, the Reserve Bank of India permitted banks to invest in bonds issued by other banks. These investments are subject to certain conditions including (i) investments in these bonds are not considered for the purpose of calculation of net demand and time liabilities, (ii) they are not held under the held-to-maturity category, (iii) a bank’s investment in these bonds cannot exceed 2.0% of its Tier 1 capital or 5.0% of the issue size, and (iv) an investing bank's aggregate holding in such bonds will be capped at 10.0% of its total non-statutory liquidity ratio investments .

In November 2016, the Reserve Bank of India allowed banks to raise funds through issuance of rupee denominated bonds overseas. Banks have been permitted to issue perpetual debt instruments that can qualify for inclusion as additional tier 1 capital and debt capital instruments that can qualify for inclusion as tier 2 capital, by way of rupee denominated bonds in the overseas market, if it is reserved for financing infrastructure and affordable housing projects.

In April 2017, the Reserve Bank of India permitted banks to participate in Real Estate Investment Trusts and Infrastructure Investment Trusts within the overall ceiling of 20.0% of a bank’s net worth permitted for direct investments in shares, convertible bonds/debentures, units of equity-oriented mutual funds and exposures to venture capital funds.

Further, the total investment by banks in liquid or short-term debt schemes of mutual funds with weighted average maturity of portfolio of not more than one year is subject to a prudential cap of 10.0% of their net worth as on March 31 of the previous year.

A 125.0% risk weight is assigned to all capital market exposures.

Banks’ Investment Classification and Valuation Norms

The key features of the Reserve Bank of India guidelines on categorization and valuation of banks’ investment portfolio are given below.

•	The entire investment portfolio is required to be classified under three categories: (a) held-to-maturity, (b) held-for-trading and (c) available-for-sale. Held-to-maturity includes securities so classified in accordance with the Reserve Bank of India guidelines; held-for-trading includes securities acquired with the intention of being traded to take advantage of the short-term price/interest rate movements; and available-for-sale includes securities not included in held-to-maturity and held-for-trading. Banks should decide the category of investment at the time of acquisition.

The held-to-maturity category can include statutory liquidity ratio securities up to a specified percentage of the demand and time liabilities and certain non-statutory liquidity ratio securities, including fresh recapitalization bonds received from the government of India towards recapitalization requirement and held in the investment portfolio, investment in the equity of subsidiaries and joint ventures and investment in long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. The minimum residual maturity of seven years should be at the time of investment in these bonds. Once invested, banks may continue to classify these investments under the held-to-maturity category even if the residual maturity falls below seven years subsequently. However banks’ investments in long term bonds issued by other banks for their financing of infrastructure and affordable housing loans are not to be held in the held-to-maturity category. The level of government securities portfolio permitted to be included in the held-to-maturity category has been consistently reduced from 25.0% in 2013 to at the current ceiling of 20.0% since June 2017. To align the ceiling on statutory liquidity ratio holdings under the held-to-maturity category with the regulatory requirement of statutory liquidity ratio, in December 2015 the Reserve Bank of India advised that banks are permitted to exceed the limit of 25.0% of total investments under the held-to-maturity category provided that the excess is comprised of statutory liquidity ratio securities. The Reserve Bank of India has been consistently reducing the proportion of total statutory liquidity ratio in the held-to-maturity category.

•	Profit or loss on the sale of investments in both held-for-trading and available-for-sale categories are taken in the income statement. Profit on the sale of investments in the held-to-maturity category, net of tax and statutory reserve, is appropriated to the capital reserve account after being taken in the income statement. Loss on any sale is recognized in the income statement.

•	The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the Reserve Bank of India price list or prices declared by Primary Dealers Association of India jointly with the Fixed Income Money Market and Derivatives Association of India serves as the “market value” for investments in available-for-sale and held-for-trading securities.

•	Investments under the held-for-trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities should be shifted to the available-for-sale category.

•	Investments may be shifted from or to held-to-maturity with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available-for-sale to held-for-trading may be done with the approval of the board of directors, the Asset Liability Management Committee or the Investment Committee; shifting from held-for-trading to available-for-sale is generally not permitted. Since August 2010, the Reserve Bank of India has mandated that, with regard to sales and transfers of securities from or to the held-to-maturity category, if the value of sales exceeds 5.0% of the book value of the investment held in the held-to-maturity category at the beginning of the year, the market value of the investment will have to be disclosed in the notes to the financial accounts in the annual report along with the excess book value over market value for which a provision was not made.

Held-to-maturity securities need not be marked to market and are carried at acquisition cost, unless it is more than the face value, in which case the premium should be amortized over the period remaining to maturity. Investments under available-for-sale category are marked to market at quarterly intervals or at more frequent intervals and held-for-trading securities valued at market at monthly intervals or at more frequent intervals and provided for as in the case of those in the available for sale category. Depreciation or appreciation for each basket within the available-for-sale and held-for-trading categories is aggregated. Net appreciation in each basket, if any, which is not realized, is ignored, while net depreciation is provided for.

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

In February 2015, Reserve Bank of India permitted re-repo of government securities, including state development loans and treasury bills, acquired under reverse repo subject to prescribed conditions. In May 2016, the Reserve Bank of India also permitted re-repo of securities received under its Liquidity Adjustment Facility with market participants.

Introduction of Credit Default Swaps for Corporate Bonds

In fiscal 2012, the Reserve Bank of India introduced credit default swaps on corporate bonds. Banks are allowed to undertake such transactions, both as market makers as well as users. Commercial banks are eligible to act as market makers provided they fulfill the criteria of a minimum 11.0% capital adequacy ratio with a Tier 1 ratio of at least 7.0%, and a net non-performing assets ratio of less than 3.0%. Banks’ net credit exposures on account of credit default swaps cannot exceed 10.0% of the investment portfolio of unlisted/unrated bonds.

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

Under the Reserve Bank of India guidelines, a bank’s equity investments in a subsidiary company, or a financial services company (including a financial institution, a stock or other exchange or a depository) which is not a subsidiary, should not exceed 10.0% of the bank’s paid-up share capital and reserves and the total investments made in all subsidiaries and all non-subsidiary financial services companies should not exceed 20.0% of the bank’s paid-up share capital and reserves. However, the cap of 20.0% does not apply, nor is the prior approval of the Reserve Bank of India required, if investments in financial services companies are held under the “held-for-trading” category, and are not held beyond 90 days. Investments in overseas banking subsidiaries is excluded from this 20.0% limit.

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

Under the Reserve Bank of India regulations, a bank’s equity investments in companies engaged in non-financial services activities are subject to a limit of 10.0% of the investee company’s paid-up share capital or 10.0% of the bank’s paid-up share capital and reserves, whichever is less. For the purpose of this limit, equity investments held under the “held-for-trading” category are included. Investments within these limits would not require prior approval of the Reserve Bank of India. Equity investments in any non-financial services company held by a bank, or entities which are bank’s subsidiaries, associates or joint ventures, and mutual funds managed by asset management companies controlled by the bank should in the aggregate not exceed 20% of the investee company’s paid-up share capital. Any investment by a bank in excess of 10.0% of the investee company’s paid-up share capital, but not exceeding 30.0%, requires the approval of the Reserve Bank of India.

A bank may hold equity in excess of 10.0% of a non-financial services investee company’s paid-up capital without the prior approval of the Reserve Bank of India if the additional acquisition is made through a restructuring of debt or corporate debt restructuring, strategic debt restructuring or is acquired by the bank in order to protect its interest on loans/investments made in a company. However, banks have to submit to the Reserve Bank of India a time bound action plan for disposal of such shares within a specified period.

Regulations Relating to Securitization of Loans

In February 2006, the Reserve Bank of India issued guidelines on securitization of standard assets by banks and financial institutions. With a view to developing an orderly and healthy securitization market, and ensuring alignment of originators and investors’ interests, the Reserve Bank of India issued guidelines on securitization in May 2012. Under the guidelines, all on-balance sheet standard assets are eligible for securitization, except for revolving credit facilities, mortgage backed securities, asset backed securities and loans with bullet repayment of both principal and interest (other than specifically permitted). Loans must also meet a minimum holding period requirement, based on the tenor and repayment frequency of the loan, in order to be eligible for securitization. A minimum retention requirement is prescribed to ensure that the originating banks have a continuing stake in the performance of the securitized assets. The total exposure of banks to the securitized loans cannot exceed 20.0% of the total securitized instruments, and any exposure in excess of this limit must be risk-weighted at 1,250%.

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

In September 2013, the Reserve Bank of India introduced a swap facility for incremental foreign currency deposits. This was set up with the intent to increase the flow of foreign currency funds into the country considering the sharp depreciation in the rupee. This facility was only for deposits in foreign currency non-resident (bank) deposit accounts, and was available only in U.S. dollars. The tenor of the swap was fixed at three years and above. A bank could avail the swap facility only once a week, with the maximum amount of U.S. dollars eligible for swap equal to the foreign currency deposits mobilized in the preceding week. The swap facility was made available only for a fixed period from September 10, 2013 to November 30, 2013. In another step taken by the Reserve Bank of India, effective from July 26, 2013, incremental foreign currency non-resident deposits and non-resident rupee deposits having a maturity of three years and above were exempted from cash reserve ratio and statutory liquidity ratio requirements. This benefit was withdrawn for deposits received from March 8, 2014 onwards. The three-year deposits raised by banks under the swap facility matured in fiscal 2017.

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

In November 2014, the Reserve Bank of India issued additional guidelines on levy of charges for non-maintenance of minimum balance in savings bank account. According to the guidelines, the penal charges should be a fixed percentage levied on the amount of difference between the actual balance maintained and the minimum balance as agreed upon at the time of opening an account. A suitable slab structure for recovery of charges may be finalized. Further, it should be ensured that balance in the savings account does not turn into negative balance solely on account of levy of charges for non-maintenance of minimum balance.

In December 2014, the Reserve Bank of India has issued a charter of customer rights, which provides the broad overarching principles for protection of bank customers. The charter describes five basic rights of bank customers which are the right to fair treatment, right to transparency, fair and honest dealing, right to suitability, right to privacy and right to grievance redressal and compensation.

The Reserve Bank of India has issued procedural guidelines for redressal of grievances by the internal ombudsman. According to the guidelines, a bank shall examine the grievances as per its internal grievance redressal mechanism and in case the bank decides to reject a complaint and/or decides to provide only partial relief to the complainant, it should invariably forward such cases to the chief customer service officer/internal ombudsman for further examination. Cases where the bank disagrees with the decision of the internal ombudsman should be reported to the Reserve Bank of India by the internal ombudsman and also the bank with a copy to the respective Banking Ombudsman.

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

Withdrawal of Specified Bank Notes

In November 2016, the government of India decided to withdraw legal tender status for high denomination currency notes of Rs. 500 and Rs. 1,000. During the transition period, where banks were centers for exchanging old notes and also had to recalibrate their ATMs for the new Rs. 2,000 notes, the Reserve Bank of India issued several guidelines with regard to limits on exchange of the denotified currency notes and cash withdrawal limits from ATMs and bank accounts. Banks also proactively initiated steps like waiving merchant discount rates and transaction related charges during this period. In order to facilitate wider acceptance of digital transactions, temporary measures were introduced such as a reduction in the merchant discount rate for debit card transactions up to Rs. 2,000 and waiver of charges on transactions settled on payment channels like immediate payment service (IMPS), unstructured supplementary service data (USSD) based *99# and unified payment interface systems for transactions up to Rs. 1,000. These measures were effective from January 1, 2017 to March 31, 2017.

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

In June 2017, the Ministry of Finance (Department of Revenue) has notified amendments to the Prevention of Money Laundering Rules, 2005. These amendments now require banks to obtain the Aadhaar number (the unique identification number provided by the government of India) from resident individuals (including authorized signatories of non-individual accounts), along with their Permanent Account Number (the unique identification number required for filing income tax returns). New individual customers have been provided a time period of six months from the date of commencement of an account based relationship, whereas existing individual customers have been provided time until December 31, 2017 to submit their Aadhaar and Permanent Account numbers, failing which their accounts shall cease to be operational until the time the documents are submitted to the bank. However, guidelines from the Reserve Bank of India have yet to be released in this regard.

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

According to Reserve Bank of India guidelines regarding prudential limits for inter-bank liabilities, a bank’s inter-bank liabilities cannot exceed 200.0% of its net worth as on the last day of the previous fiscal year. Individual banks have been permitted, with the approval of their boards of directors, to fix a lower limit for their inter-bank liabilities, keeping in view their business model. However, banks whose capital to risk assets ratio is at least 25.0% more than the minimum capital to risk assets ratio (currently 9.0%), i.e., 11.25% as on the last day of the previous fiscal year, are allowed a higher limit with respect to inter-bank liability of up to 300.0% of their net worth. The limits prescribed include only fund-based inter-bank liabilities within India (including inter-bank liabilities in foreign currency to banks operating within India), and inter-bank liabilities outside India are excluded. The Reserve Bank of India guidelines also stipulate that existing limits on call-money borrowing shall form a sub-limit of the above-mentioned limit. At present, on a daily average basis, call/notice money borrowings should not exceed 100% of bank’s capital funds. However, banks are allowed to borrow a maximum of 125.0% of their capital funds on any day during a fortnight.

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

Further, we have been permitted to hedge foreign currency loan exposures of Indian corporations in the form of interest rate swaps, currency swaps and forward rate agreements, subject to certain conditions. Banks in the authorized dealer category may become trading or clearing members of the currency derivatives segment to be set up by stock exchanges recognized by the Securities and Exchange Board of India, subject to their fulfilling the requirements of (i) minimum net worth of Rs. 5.0 billion, (ii) minimum capital adequacy ratio of 10.0%, (iii) net non-performing assets not exceeding 3.0% and (iv) net profit for the previous three years.

Our foreign exchange operations are subject to the guidelines specified by the Reserve Bank of India in the exchange control manual. As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to foreign exchange business in India. We are also among banks that submit data to regulatory authorities/bodies for the setting of financial benchmarks wherever we are nominated. In April 2014, the Reserve Bank of India issued guidelines recommending measures to strengthen the quality, methodology and the governance framework with respect to financial benchmarks. This was based on recommendations submitted by the committee on financial benchmarks. According to the guidelines, banks submitting data would have to implement an internal board approved policy on governance of the benchmark submission process and periodically submit a confirmation on compliance with the guidelines. Further, it was proposed that an independent company be set up for the administration of benchmarks. In July 2015, the Financial Benchmarks India Private Limited was set up which would administer the overnight inter-bank rate and which would be based on the actual traded rate every morning. Over a period, it is also proposed to administer foreign exchange benchmarks and rupee interest rate benchmarks.

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

The Reserve Bank of India issued a revised external commercial borrowing framework in November 2015. Key features of the revised framework include fewer restrictions on the end-use of external commercial borrowings, a liberal approach for Indian rupee denominated borrowings where the currency risk is borne by the lender, an expanded list of overseas lenders to include sovereign wealth funds, pension funds and insurance companies, and an enhanced limit for small value external commercial borrowings with minimum average maturity of three years from US$20 million to US$50 million. The framework comprises of three components: 1) medium-term foreign currency borrowings with minimum average maturity of three to five years termed as track I; 2) long-term foreign currency borrowings with minimum average maturity of 10 years termed as track II and 3) Indian rupee denominated borrowings with minimum average maturity of three to five years termed as track III. Lending by overseas branches and subsidiaries of Indian banks is permitted only for medium term borrowings (track I). The all-in-cost ceiling is LIBOR plus 300 basis points for borrowings with an average maturity period of three to five years and LIBOR plus 450 basis points for borrowings with average maturity of over five years under track I. Under track II, the all-in-cost ceiling is a maximum spread of 500 basis points over the benchmark, and under track III the cost should be in line with market conditions. Companies in the infrastructure sector, non-banking financial companies - infrastructure finance companies, non-banking finance companies-asset finance companies, holding companies and core investment companies will also be eligible to raise external commercial borrowings under track I of the framework with minimum average maturity period of five years, subject to 100% hedging.

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

In April 2016, the Reserve Bank of India issued a revised framework for issuance of rupee denominated bonds overseas by Indian corporations. The issuance of rupee denominated bonds overseas will be within the aggregate limit of foreign investment permitted in corporate debt as notified from time to time. As per current limits, the maximum amount that can be borrowed by an entity in a financial year under the automatic route by issuance of these bonds will be Rs. 50 billion. Proposals to borrow beyond Rs. 50 billion will require prior approval of the Reserve Bank of India. The rupee denominated bonds can only be issued in a specified country and can be subscribed by a resident of the specified country. The minimum maturity for these bonds is set at three years to align with the maturity guidelines on foreign investment in corporate bonds through the foreign portfolio investment route.

Foreign Currency Borrowings by Banks in India

The Reserve Bank of India has allowed banks to borrow funds from their overseas branches and correspondent banks (including borrowings for financing export credit, external commercial borrowings and overdrafts from their head office/nostro account) up to a limit of 100.0% of unimpaired tier 1 capital or US$10 million, whichever is higher.

All the regulations and guidelines issued by the Reserve Bank of India, as amended from time to time, in connection with foreign currency borrowings by banks in India have been consolidated in the master circular on Risk Management and Inter-Bank Dealings. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches or correspondents abroad and also includes overseas borrowings in gold for funding domestic gold loans. Capital funds raised by issue of innovative perpetual debt instruments and other overseas borrowings with the specific approval of the Reserve Bank of India will continue to be outside the limit of 100.0% of unimpaired tier 1 capital. In July 2015, the Reserve Bank of India permitted banks to borrow from international/multilateral financial institutions without its prior approval.

Information Technology and Cyber Security

The Reserve Bank of India has issued guidelines in April 2011 on information security, electronic banking, technology risk management and cyber frauds. While the guidelines are not “one-size-fits-all”, the implementation of the guidelines need to be risk based and commensurate with the nature and scope of activities engaged by banks and the technology environment prevalent in the bank and the support rendered by technology to the business processes. The guidelines broadly cover nine subject areas relating to information technology viz. information technology governance, information security, IT operations, IT services outsourcing, information systems audit, cyber frauds, business continuity planning, customer education and legal issues. The implementation of the guidelines are to be monitored by the top management on an ongoing basis.

Further, the Reserve Bank of India has issued directions in June 2016 requiring banks to put in place a cyber-security policy containing an appropriate approach to combat cyber threats given the level of complexity of business and acceptable levels of risk. The cyber security policy should be separate and distinct from the broader IT policy and the aspects that need to be covered in the aforementioned strategy include an arrangement for continuous surveillance, comprehensive network and database security, protection of customer information, cyber crisis management plan, strengthening cyber security, organizational arrangements and awareness about cyber security among senior/top management.

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

The Reserve Bank of India does not pay any interest on cash reserve ratio balances. The cash reserve ratio has to be maintained on an average basis for a fortnightly period. In July 2013, the Reserve Bank of India increased the daily cash reserve requirement from a minimum of 70.0% of the required cash reserve ratio on any day of the fortnight to 99.0%, as part of measures to stabilize the movement in exchange rates. In September 2013, following stabilization in the movement in exchange rates, the daily minimum cash reserve requirement was reduced to 95.0%. In April 2016, the Reserve Bank of India reduced the requirement further to 90.0% from the fortnight beginning April 16, 2016.

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. In October 2015, the Reserve Bank of India also allowed investments in sovereign gold bonds be considered in the calculation of statutory liquidity ratio. During fiscal 2017, the statutory liquidity ratio was gradually reduced with a 25 basis point reduction each quarter from 21.5% to 21.25% effective April 2, 2016, further to 21.0% effective July 9, 2016, to 20.75% effective October 1, 2016 and 20.50% from January 7, 2017. In June 2017, the statutory liquidity ratio was further reduced to 20.0% effective June 24, 2017.

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

As noted above, banks in India are already required, under Indian law and regulation, to maintain a statutory liquidity ratio at or above a prescribed percentage (currently 20.0%). The statutory liquidity ratio is calculated as the ratio of a bank’s liquid assets, such as cash, gold or approved unencumbered securities (“statutory liquidity ratio securities”), to its net demand and time liabilities. Statutory liquidity ratio securities include Indian central government securities as well as certain securities issued by Indian state governments. Further, as per guidelines issued on liquidity standards in November 2014, the Reserve Bank of India allows banks, under certain stressed conditions, to avail themselves of a special liquidity facility against certain securities classified as level one high quality liquid assets. The facility, called the Facility to Avail Liquidity for Liquidity Coverage Ratio, is operated by the Reserve Bank of India. Access to the facility is included in a bank’s liquidity coverage ratio. Although the statutory liquidity ratio is not a part of the Basel III liquidity standards, a portion of a bank’s statutory liquidity ratio securities may be recognized as high quality liquid assets under the Reserve Bank of India’s liquidity coverage ratio guidelines.

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

From January 1, 2016 onwards, the liquidity coverage ratio standard, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards are applicable to Indian banks on a consolidated basis.

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

In fiscal 2016, the government of India introduced a composite cap for foreign investments in Indian companies, including banks, thus merging the sub-limits in terms of direct investments and portfolio investments. The overall foreign ownership limit in banks continues to be 74.0%. Further, in May 2016, the Reserve Bank of India issued revised guidelines with regard to shareholding in private sector banks. As per the guidelines:

•	individual and non-financial corporate entities can have a shareholding up to 10.0% in private sector banks;

•	non-diversified unlisted financial institutions can hold up to 15.0%;

•	well-diversified listed financial institutions including the government can hold up to 40.0%; and

•	higher stake by promoters/non-promoters through capital infusion by domestic or foreign entities will require the approval of the Reserve Bank of India.

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

Banks have to comply with the following prudential requirements to be eligible to declare dividends:

•	The capital adequacy ratio is at least 9.0% for the preceding two completed years and the accounting year for which the bank proposes to declare a dividend.

•	The net non-performing asset ratio is less than 7.0%.

•	The Bank is in compliance with the prevailing regulations and guidelines issued by the Reserve Bank of India, including the creation of adequate provision for the impairment of assets, staff retirement benefits, transfer of profits to statutory reserves, etc.

•	The proposed dividend will be paid out of the current year’s profit.

•	Under the Reserve Bank of India’s Basel III guidelines, banks are subject to higher minimum capital requirements and must maintain a capital conservation buffer above the minimum requirements to avoid restrictions on capital distribution. The capital conservation buffer would be implemented in a phased manner beginning from March 31, 2016 and fully implemented by March 31, 2019 as prescribed by the Reserve Bank of India. The Reserve Bank of India has clarified that dividend payment by banks would be governed by the application of the above guidelines, once the capital conservation framework is in effect. In case a bank does not meet the capital adequacy norms for two consecutive years, but has a capital adequacy ratio of at least 9.0% for the accounting year for which it proposes to declare a dividend, it would be eligible to do so if its net non-performing asset ratio is less than 5.0%. Banks that are eligible to declare dividends under the above rules can do so subject to the following:

•	The dividend payout ratio (calculated as a percentage of dividend payable in a year to net profit during the year) must not exceed 40.0%. The maximum permissible dividend payout ratio would vary from bank to bank, depending on the capital adequacy ratio in each of the last three years and the net non-performing asset ratio. Banks should have a minimum capital adequacy ratio of 9.0% for three consecutive years (including the accounting year for which it proposes to declare dividend) and a net non-performing assets ratio of less than 7.0% to be eligible to declare dividends. A bank with a net non-performing assets ratio of less than 3.0% can declare a dividend of up to 35.0% if its capital adequacy ratio for three years is 11.0% or above, a dividend of 30.0% if its capital adequacy ratio is 10.0% or more and up to 25.0% if its capital adequacy ratio is 9.0% or above. A bank with a net non-performing assets ratio between 3.0% and 5.0% can declare a dividend of up to 25.0%, 20.0% and 15.0% against the three year capital adequacy ratio of 11.0%, 10.0% and 9.0% respectively. Similarly, a bank with a net non-performing assets ratio between 5.0% and 7.0% can declare a dividend of up to 15.0%, 10.0% and 5.0% against the three year capital adequacy ratios of 11.0%, 10.0% and 9.0% respectively.

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

Regulations on Amalgamation between Private Sector Banks and between Banks and Non-banking Finance Companies

In April 2016, the Reserve Bank of India issued revised guidelines on amalgamation between private sector banks and between banks and non-banking finance companies. The guidelines particularly emphasize the examination of the rationale for mergers, the systemic benefits arising from it and the advantages accruing to the merged entity. With respect to a merger between two private sector banks, the guidelines require the draft scheme of merger to be approved by the shareholders of both banks with a two-thirds majority after approval by the boards of directors of the two banks concerned. The draft scheme should also consider the impact of the merger on the valuation, profitability and capital adequacy ratio of the amalgamating bank and verify that the reconstituted board conforms to the Reserve Bank of India norms. The approved scheme needs to be submitted to the Reserve Bank of India for valuation and approval in accordance with the Banking Regulation Act, along with other documentation such as the draft document of proposed merger, copies of all relevant notices and certificates, swap ratio, share prices, etc. With respect to a merger of a bank and a non-banking company, where the non-banking company is proposed to be amalgamated with the bank, the banking company has to obtain the approval of the Reserve Bank of India after the scheme of amalgamation is approved by its Board and the Board of the non-banking finance company, but before it is submitted to the tribunal for approval. See also “—Other Statutes—Competition Act”.

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

Prompt Corrective Action by the Reserve Bank of India

In December 2002, the Reserve Bank of India had issued guidelines with regard to structured action to be taken on banks that hit specified triggers in terms of capital adequacy ratio, net non-performing assets and return on assets. Structured actions by the Reserve Bank of India could include restriction on banks in increasing its risk-weighted assets, making dividend payments and expanding into new businesses.

The Reserve Bank of India revised the Prompt Corrective Action framework for banks effective from April 1, 2017. As per the revised guidelines, a bank may be placed under the framework at any point in time, if it is found to breach any of the parameters prescribed. The key criteria for invocation of the prompt correct action include (i) falling below a capital adequacy ratio of 10.25% and/or below a common equity tier 1 ratio of 6.75%, (ii) exceeding net non-performing asset ratio of 6.0%, (iii) negative return on assets for two consecutive years, or (iv) a leverage ratio of below 4.0%. Depending upon the extent of breach, the bank may be classified into three risk thresholds and will be accordingly restricted from business expansion and will be required to take mandatory action for resolution. A bank breaching the risk threshold where the common equity tier 1 falls below 3.625% could be considered for resolution through tools like amalgamation, reconstruction and winding-up.

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

Income Computation and Disclosure Standards

In March 2015, the Central Board of Direct Taxes notified the Income Computation and Disclosure Standards (ICDS) which provides guidelines for computation of taxable income. These guidelines are not for the purpose of maintaining our books of accounts. These guidelines are applicable to all taxpayers, including us, that follow the accrual system of accounting for the purpose of computation of income. In case there is a conflict between the provisions of the Income Tax Act, 1961 and the income computation and disclosure standards prescribed by the tax authority, the provisions of the Income Tax Act shall prevail. The broad areas covered by the guidelines issued by the tax authority include valuation of inventories, construction contracts, revenue recognition, tangible fixed assets, effects of changes in foreign exchange rates, government grants, securities, borrowing costs, contingent liabilities and assets, and relating to accounting policies. These guidelines were previously planned to come into effect from April 1, 2015, but the Central Board of Direct Taxes deferred the implementation of the Income Computation and Disclosure Standards to April 1, 2016.

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

We have been subject to supervision under this framework since fiscal 2013. The risk assessment report, along with the report on actions taken by us, has to be placed before our Board of Directors. On approval by our Board of Directors, we are required to submit the report on actions taken by us to the Reserve Bank of India. The Reserve Bank of India also discusses the report with our management team, including the Managing Director and CEO. See also, “-Loan Loss Provisions and Non-Performing Assets-Asset classification”.

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

In May 2017, the Reserve Bank of India issued guidelines on minimum qualifications and experience required while inviting application for the position of Chief Financial Officer and Chief Technology Officer in banks.

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

Other Statutes

Companies Act

Companies in India, including banks, in addition to the sector-specific statutes and the regulations and guidelines prescribed by the sectoral regulators, are required to comply with relevant provisions of the Companies Act 1956. In 2013, the Indian Parliament enacted the new Companies Act, 2013, including, among other things, provisions to make independent directors more accountable, improve corporate governance practices and make corporate social responsibility mandatory for companies above a certain size and require them to spend a minimum of 2.0% of the average net profits of the preceding three years for corporate social responsibility initiatives. Any shortfall in this regard is required to be explained in the annual report.

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

Regulations governing banking units in International Financial Services Centers in India

In March 2015, the Reserve Bank of India issued guidelines relating to Indian banks setting up banking units in International Financial Services Centers in India. According to the guidelines, public and private sector banks dealing in foreign exchange would be permitted to set up one banking unit in each international financial services center in India. Banks will have to take prior approval of the Reserve Bank of India for opening a banking unit, and this will be treated on par with a foreign branch of an Indian bank. The minimum capital requirement for these banking units would be US$20 million. Funds raised by the banking units, including borrowings in foreign currency, would have to be from persons not resident in India. Deployment of funds can be with both persons resident in India as well as not resident in India. However, deployment of funds with persons resident in India shall be subject to the provisions of Foreign Exchange Management Act, 1999. Liabilities of these units would be exempted from cash reserve ratio and the statutory liquidity ratio requirements of the Reserve Bank of India. The banking units will have to maintain the minimum regulatory capital as prescribed by the Reserve Bank of India and prudential norms applicable to overseas branches of Indian banks would apply to these banking units. The banking units would operate and maintain their balance sheet only in foreign currency and will not be allowed to deal in Indian rupees, except having a special rupee account for administrative expenses. The loans and advances of these banking units would not be reckoned for priority sector lending requirements.

In April 2017, the Reserve Bank of India issued guidelines permitting banking units in International Financial Services Centers to undertake derivative transactions including transacting structured products, becoming a member of an exchange in the interest rate and currency derivative segments, becoming professional clearing member for clearing and settlement in the derivatives segment, and maintaining special non-resident rupee accounts with a bank in India for handling its administrative expenses.

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

Income Tax Benefits

As a banking company, the Bank is entitled to certain tax benefits under the Indian Income-tax Act. We are allowed a deduction of up to 20.0% of the profits derived from the business of providing long-term finance (defined as loans and advances extended for a period of not less than five years) computed in the manner specified under the Indian Income-tax Act and carried to a Special Reserve Account. The deduction is allowed subject to the aggregate of the amounts transferred to the Special Reserve Account for this purpose from time to time not exceeding twice our paid-up share capital and general reserves. The amount withdrawn from such a Special Reserve Account would be chargeable to income tax in the year of withdrawal, in accordance with the provisions of the Income-tax Act. In accordance with the guidelines issued by the Reserve Bank of India in December 2013, banks are required to create deferred tax liability on the special reserve on a prudent basis. The deferred tax liability up to March 31, 2013 was permitted to be directly adjusted through reserves and from fiscal year ended March 31, 2014 onwards to be charged through the profit and loss account. In India, while computing taxable income, provision on non-performing loans is allowed as a deduction from income only up to 7.5% of the total income and 10.0% of the aggregate average advances made by the rural branches of the bank. The balance of the provisions, which comprises a significant majority of the provision, is allowed as a deduction from the taxable income at the time of write-off of the loans.

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

The Insurance Regulatory and Development Authority of India periodically issues guidelines pertaining to life insurance business. In fiscal 2011, the Insurance Regulatory and Development Authority of India changed the regulations relating to unit-linked life insurance products. Subsequently, the Insurance Regulatory and Development Authority of India also issued revised regulations relating to non-linked life insurance products, which became effective during fiscal 2014. The key changes are related to commissions payable to agents and distributors, lapse of policies, surrender values and minimum death benefits. In August 2015, the Insurance Regulatory and Development Authority of India issued regulations on registration of corporate agents for the sale of insurance products where an agent can tie up with up to three insurance companies each in life, non-life and health insurance sectors.

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

Under the Insurance Act and regulations issued by the Insurance Regulatory and Development Authority of India, any increase in the shareholding of any investor in an insurance company beyond 5.0%, and any transfer of shareholding in excess of 1.0%, requires the prior approval of the Insurance Regulatory and Development Authority of India. Further, the Insurance Regulatory and Development Authority of India has issued guidelines for listed insurance companies. The guidelines, among other things, propose self-certification of fit and proper criteria by a person intending to acquire equity shares of an insurer amounting to 1.0% or more, but less than 5.0%, of the paid up equity share capital of the insurer, which shall be considered as a deemed approval by the Insurance Regulatory and Development Authority of India.

In fiscal 2017, the Insurance Regulatory and Development Authority of India issued revised corporate governance guidelines. The governance framework includes the board of directors, key management personnel, constitution of various committees such as the policyholder protection committee, defines the role of appointed actuaries, appointment of auditors and relationship with stakeholders. The Insurance Regulatory and Development Authority also issued regulations on the payment of commissions and rewards to agents and insurance intermediaries. The regulations lay down the maximum commission and reward payable for different lines of business. Regulations on management expenses (all expenses in the nature of operating expenses including commission, remuneration to the insurance agents, intermediaries and insurance intermediaries) have also been released. It suggests limiting management expenses separately for different lines of business and lays down the maximum limit for the same. The Authority also issued guidelines on Insurance e-commerce allowing an insurer or an insurance intermediary to set up an electronic platform for online sales and servicing. The Authority also introduced a new category of distribution channels through guidelines on point of sales person/product requiring minimal educational qualification to sell simple insurance products as permitted in the guidelines.

In July 2016, the Insurance Regulatory and Development Authority of India issued revised regulations pertaining to health insurance, the IRDAI (Health Insurance) Regulations 2016 (Health Regulations 2016), replacing the Health Regulations 2013. The Insurance Regulatory and Development Authority of India also replaced the Standardization Guidelines 2013 with the Guidelines on Standardization in Health Insurance of July 29, 2016 (Standardization Guidelines 2016) and the Guidelines on Product Filing in Health Insurance Business of July 29, 2016 (Product Filing Guidelines). Some important changes brought about by the regulations include allowing insurance companies to offer plans that are a mix of any life (earlier only term plan) and health plan, allowing cumulative bonus in benefit plans, offering wellness benefits, permitting insurers to launch pilot products, providing independence and flexibility in the format of standard declarations and disallowing life insurers to offer indemnity-based products.

The government of India along with the Insurance Regulatory and Development Authority of India has taken initiatives to increase insurance penetration. The distribution channels have been liberalized especially in the licensing of insurance agents and the authorizing point-of-sale persons and insurance marketing firms to undertake insurance related activities. In line with the government’s initiative for promoting digital transactions, the Insurance Regulatory and Development Authority of India has laid down guidelines for electronic issuance of policies and using e-commerce for insurance transactions. Foreign reinsurers and Lloyds of London have been permitted to open branch offices in India with the aim to develop the domestic reinsurance market and augment the risk taking capacity of insurers.

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

In February 2017, the Securities and Exchange Board of India permitted mutual funds to invest in the units of Infrastructure Investment Trust and Real Estate Investment Trust. As per the guidelines, a mutual fund cannot own more than 10.0% of units issued by a single issuer and a mutual fund scheme shall not invest more than 10.0% of its net asset value in the units of Infrastructure Investment Trust and Real Estate Investment Trust. Correspondingly, a mutual fund scheme cannot invest more than 5.0% of its net asset value in the units of Infrastructure Investment Trust and Real Estate Investment Trust issued by a single issuer.

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

Our Singapore branch is currently engaged in corporate and institutional banking, private banking, retail banking and treasury-related activities. In April 2010, the Monetary Authority of Singapore granted the Singapore branch Qualified Full Banking privileges which entitled us to take retail deposits. In Bahrain, we have a retail branch, regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions within Bahrain, individuals or institutions outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. Our branch in Hong Kong is regulated by the Hong Kong Monetary Authority and is permitted to undertake banking business with certain restrictions. Our branch in Sri Lanka is regulated by the Central Bank of Sri Lanka. Our branch in the Dubai International Financial Centre is regulated by the Dubai Financial Services Authority and is licensed to engage with professional clients in or from the Dubai International Financial Centre (DIFC). The Qatar Financial Centre Regulatory Authority regulates our branch in Qatar Financial Centre (QFC). Our branch in New York is regulated by the Federal Reserve Board and the Office of the Comptroller of the Currency. In addition, we also have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai and an

IFSC Banking Unit at Office E-2 & E-4 (Unit No.18 & 20), Zonal Facility Centre (ZFC) Annexe, Gujarat International Finance Tec-City - Multi-Services-Special Economic Zone, Gandhinagar, Gujarat. In fiscal 2016, we have upgraded a representative office to a branch in Shanghai, China. The branch is regulated by the China Banking Regulatory Commission. We have also upgraded a representative office in South Africa into a branch which is regulated by the South Africa Reserve Bank.

Representative Offices

Our representative offices in United Arab Emirates, Bangladesh, Malaysia and Indonesia are regulated by the respective regulatory authorities.

Foreign Account Tax Compliance Act

The government of India entered into a Model 1 inter-governmental agreement with respect to Foreign Account Tax Compliance Act with the United States. ICICI Bank has registered with the Internal Revenue Service in the United States. In addition, the United States has entered into Model 1 inter-governmental agreements with respect to Foreign Account Tax Compliance Act with Singapore, the United Arab Emirates, Qatar, South Africa, Bahrain and reached a similar agreement in substance with China, and a Model 2 intergovernmental agreement with respect to Foreign Account Tax Compliance Act with Hong Kong. ICICI Bank has taken measures to comply with the terms of applicable inter-governmental agreements with respect to Foreign Account Tax Compliance Act and any regulations issued thereunder.

Common Reporting Standards

The Common Reporting Standard formally referred to as the Standard for Automatic Exchange of Financial Account Information, is an information standard for the automatic exchange of information, developed in the context of the Organization for Economic Co-operation and Development. India is one of the very few countries that have adopted a common approach for implementation of Foreign Account Tax Compliance Act and Common Reporting Standard. In India requirements under Foreign Account Tax Compliance Act/Common Reporting Standard are implemented by the Central Board of Direct Taxes.

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

Restrictions on Sale of the Equity Shares underlying ADSs and Repatriation of Sale Proceeds

There are no end-use restrictions on ADS issue proceeds except for the real estate sector and stock markets, in which investment of ADS issue proceeds is prohibited.

An ADS holder is entitled to hold or transfer ADSs or redeem them into underlying ordinary shares with the option to continue holding ordinary shares. ADS holders are entitled to same bonus and rights issue as any ordinary shareholder of the company.

ADSs issued by Indian companies to non-residents have free convertibility outside India. Under current Indian regulations there is a general permission for the sale/transfer of equity shares underlying ADSs obtained after conversion of ADSs by a person not resident in India to a resident of India if the sale is proposed to be made through a recognized stock exchange or when the underlying shares are being sold in terms of an offer made under Securities Exchange Board of India (Substantial Acquisition of Shares and Takeovers) Regulations. For all other cases of sale of shares underlying the ADSs, permission of the Reserve Bank of India is required.

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

Depository Receipts Scheme, 2014

The government of India has notified the Depository Receipts Scheme, 2014 for investments under ADR/GDR. This became effective December 15, 2014 and repealed the Foreign Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993, except for the guidelines pertaining to foreign currency convertible bonds. According to guidelines under the Depository Receipts Scheme, 2014, the aggregate eligible securities issued or transferred to foreign depositories, along with eligible securities held by person resident outside India, cannot exceed the limit on foreign holdings under the Foreign Exchange Management Act. The eligible securities to be issued to a foreign depository, for the purpose of issuing depository receipts, cannot be at a price lower than the price of such securities issued to domestic investors. Furthermore, if the issuance of depository receipts adds to the capital of a company, the issue of shares and utilization of the proceeds will have to comply with the relevant conditions laid down under the Foreign Exchange Management Act, 1999. See also “Restriction on Foreign Ownership of Indian Securities”.

Any fresh issuance of Depository Receipts by us and any changes/modifications in the existing terms and conditions of ADR/GDR should be in accordance with the 'Depository Receipts Scheme, 2014' and/or subject to approval or clarification from the Reserve Bank of India or Securities and Exchange Board of India.

Restriction On Foreign Ownership of Indian Securities

The Government of India strictly regulates ownership of Indian companies by foreigners. Foreign investment in securities issued by Indian companies, including the equity shares represented by ADSs, is governed by the Foreign Exchange Management Act, 1999, read with the rules, regulations and notifications issued thereunder. The Act authorizes the Reserve Bank of India to impose restrictions on inflow or outflow of the foreign exchange and provides that certain transactions cannot be carried out without the general or special permission of the Reserve Bank of India or relevant departments of the government of India. The Foreign Exchange Management Act, 1999 has eased restrictions on current account transactions. However, the Reserve Bank of India continues to exercise control over capital account transactions (i.e., those which alter the assets or liabilities, including contingent liabilities, of persons). The Reserve Bank of India has issued regulations under the Foreign Exchange Management Act, 1999 to regulate the various kinds of capital account transactions, including certain aspects of the purchase and issuance of shares of Indian companies.

The issue or transfer of any security of an Indian company by a person resident outside, foreign investment in Indian securities (shares, convertible debentures and warrants); exchange traded derivative contracts as well as issuance of rupee denominated shares for issuing ADSs, are all governed by applicable regulations framed under the Foreign Exchange Management Act, 1999 and shall be only in accordance with the terms and conditions specified under such regulations.

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

Under the foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign direct investment

Foreign direct investment means investment by a non-resident entity/person resident outside India in the equity shares/compulsorily convertible preference shares/compulsorily convertible debentures/warrants of an Indian company under Schedule 1 of the Foreign Exchange Management (Transfer or Issue of Security by a Person Outside India) Regulations, 2000.

The above Regulations inter-alia provide for the following restrictions on foreign ownership for banks:

•	Foreign investors (including foreign institutional investors and foreign portfolio investors) may own up to 74.0% of our equity share capital subject to guidelines issued by the Reserve Bank of India from time to time. While foreign direct investment up to 49.0% is under automatic route and does not require any specific approval, foreign direct investment beyond 49.0% and up to 74.0% requires approval of the Department of Financial Services, Ministry of Finance. The aggregate foreign investment limit of 74.0% includes investments by way of foreign direct investments, ADSs, Global Depositary Receipts and investment under the Portfolio Investment Scheme by foreign institutional investors and non-resident Indians, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At least 26.0% of the paid-up capital would have to be held by Indian residents at all times, except in regard to a wholly owned subsidiary of a foreign bank.

•	A foreign bank may operate in India through only one of the three channels viz., (i) branches (ii) a wholly-owned subsidiary and (iii) a subsidiary with aggregate foreign investment up to a maximum of 74.0% in a private bank. A foreign bank will be permitted to establish a wholly-owned subsidiary either through conversion of existing branches into a subsidiary or through a fresh banking license. A foreign bank will be permitted to establish a subsidiary through acquisition of shares of an existing private sector bank provided at least 26.0% of the paid-up capital of the private sector bank is held by residents at all times. A subsidiary of a foreign bank will be subject to the licensing requirements and conditions broadly consistent with those for new private sector banks.

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

Foreign Portfolio Investment Scheme – Purchase of shares or convertible debentures or warrants

The Securities and Exchange Board of India introduced Foreign Portfolio Regulations, 2014 which repealed the SEBI (Foreign Institutional Investors), Regulations, 1995. Under the Foreign Portfolio Regulations, 2014 foreign institutional investors, sub-accounts and qualified foreign investors were merged into a new investor class called as foreign portfolio investors. A foreign portfolio investor registered with the Securities and Exchange Board of India can purchase shares or convertible debentures or warrants of an Indian company. The holding of an individual foreign portfolio investor is restricted to 10.0% of the total paid-up capital, and the aggregate limit for all foreign portfolio investors cannot exceed 24.0% of the total paid-up capital, which can be raised further up to the sectoral limit of 74.0% of the total paid-up capital through a special resolution by the board of directors followed by a special resolution passed at a general meeting of the shareholders of the bank. The clubbing of investment limit of foreign portfolio investors is based on common ultimate beneficial ownership. In case, the same investor/same set of end investors are constituents of two or more foreign portfolio investments and such investor(s) have a beneficial ownership of more than 50.0% in those foreign portfolio investments, the investment limit of such foreign portfolio investments shall be clubbed at the threshold prescribed for a single foreign portfolio investment. All such foreign portfolio investors will be treated as forming part of an investor group.

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

A person resident outside India holding the shares or convertible debentures or warrants of an Indian company,

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

Issue of ADSs

Indian companies were permitted to raise foreign currency resources through the issuance of shares represented by ADSs to foreign investors under the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism), 1993 which has now been replaced by the Depository Receipts Scheme 2014. Such issuance is subject to sectoral cap, entry route, minimum capitalization norms, pricing norms, etc. as applicable as per the foreign direct investment regulations notified by the Reserve Bank of India from time to time.

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

ICICI Bank has paid dividends consistently every year from fiscal 1996, the second year of our operations. For fiscal 2013, we paid a dividend, excluding dividend tax, of Rs. 4.00 per equity share, aggregating to Rs. 23.1 billion in June 2013. For fiscal 2014, we paid a dividend, excluding dividend tax, of Rs. 4.60 per equity share, aggregating to Rs. 26.6 billion in July 2014. For fiscal 2015, we paid a dividend, excluding dividend tax, of Rs. 5.00 per equity share, aggregating to Rs. 29.0 billion in June 2015. For Fiscal 2016, we paid a dividend, excluding dividend tax, of Rs. 5.00 per equity share, aggregating to Rs. 29.1 billion in July 2016. For Fiscal 2017, we paid a dividend, excluding dividend tax, of Rs. 2.5 per equity share (pre-bonus issue), aggregating to Rs. 14.57 billion in June 2017.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
Dividend paid during the fiscal year	(Rs. in billions)
2013	3.30	19.0
2014	4.00	23.1
2015	4.60	26.6
2016	5.00	29.0
2017	5.00	29.1

Dividend income is tax-exempt in the hands of shareholders. However, the Companies are liable to pay dividend distribution tax on distributed profits. For fiscal 2017, we paid dividend distribution tax at the rate of 20.358% (including surcharge and cess) on distributed profits.

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

One equity share of Rs. 10 was sub-divided into five equity shares of Rs. 2 each in fiscal 2015. Accordingly, dividend per equity share has been adjusted.

Bonus issue

The Board of Directors at a meeting held on May 3, 2017, which was approved by the shareholders of the Bank in June 2017, approved the issue of one bonus equity share of Rs. 2 each for every ten fully paid-up equity shares held (including shares underlying ADS) as on the record date. The shareholders of the Bank approved through postal ballot in June 2017 for increase in the authorized share capital, consequential alterations to the Memorandum and Articles of Association of the Bank and the issuance of bonus shares. Subsequent to the bonus issue, the ratio of ADSs to equity shares remained unaffected and each ADS after the bonus issue continues to represent two equity shares of par value of Rs. 2 per share.

Taxation

Indian Tax

The following discussion of material Indian tax consequences to investors in ADSs and equity shares who are not resident in India, regardless of whether such investors are of Indian origin or not (each, a “non-resident investor”), is based on the provisions of the Indian Income-tax Act, 1961 (the Act), including the special tax regime for ADSs contained in Section 115AC, which has been extended to cover additional ADSs that an investor may acquire in a merger or restructuring of the company, and certain regulations implementing the Section 115AC regime. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences described herein may be amended or modified by future amendments to the Income-tax Act. This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Holders should, therefore, consult their own tax advisers regarding the tax consequences of such acquisition, ownership and sale, including the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the Section 115AC regime.

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

Taxation on Exchange of ADSs

The receipt of equity shares upon the surrender of ADSs by a non-resident investor would not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of ADSs or Equity Shares

Any transfer of ADSs outside India by a non-resident investor to another non-resident investor will not give rise to Indian capital gains tax in the hands of the transferor. Transfer of ADSs by Foreign Institutional Investors to an Indian resident will be considered as capital gains.

Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to liability for Indian income tax in the hands of the transferor and tax will be required to be withheld at source. Gains will either be taxable as capital gains or as business income, depending upon the nature of holding. Where the equity share has been held for more than 12 months (measured from the date of advice of redemption of the ADS by the depository as specified below), the resulting long-term capital gains will be exempt from tax if the shares are traded on a recognized stock exchange and the securities transaction tax, described below, is paid on such sale. The Finance Act, 2017 has also introduced an additional condition of payment of securities transaction tax at the time of purchase. However, as per the subsequent notification, such additional requirement has been relaxed for payment of securities transaction tax on conversion of ADSs to equity shares subject to certain conditions laid down in the said notification. If the equity share has been held for

12 months or less, the resulting short-term capital gains will be taxable at a tax rate of 15% (plus the applicable surcharge and education cess). This rate of tax is applicable provided the gains are treated as capital gains and provided the shares are sold on recognized Indian stock exchanges and are subject to securities transaction tax. In other cases, the rate of tax applicable under the provisions of the Income-tax Act varies, subject to a maximum rate of 40% (plus the applicable surcharge and education cess). The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.

The above rate may be reduced under the provisions of the double taxation treaty entered into by the government of India with the country of residence of the non-resident investors. The double taxation treaty between the United States and India (the “Treaty”) does not provide U.S. residents with any relief from Indian tax on capital gains i.e. it will be taxable as per the local laws of India.

Tax on long-term and short-term capital gains, if payable, as discussed above, upon a sale of equity shares, is to be deducted at source by the person responsible for paying the non-resident, in accordance with the relevant provisions of the Act, and the non-resident will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of Section 203 of the Act. However, as per the provisions of Section 195 of the Act, any income by way of capital gains payable to non-residents (other than long-term capital gains exempt under section 10(38) of the Act) may be subject to withholding of tax at the rate under Act or the double taxation treaty , whichever is more beneficial to the assessee, unless a lower withholding tax certificate is obtained from the tax authorities. Further, the non-resident investor must furnish a certificate of his or her residence in a country outside India and such other documents as may be prescribed under the Act to get the benefit of the applicable double taxation treaty. .

In addition, if tax is deductible then investors are required to submit a valid Permanent Account Number (PAN), issued by the Indian Income Tax authorities, otherwise tax will be deducted at the higher of (a) the rate specified in the relevant provisions of the Finance Act; (b) the rate or rates in force; or (c) 20%. If the non-resident investor does not have a PAN, tax identification number may be submitted along with certain other details such as name, e-mail ID, contact number, address in the country of tax residence along with a tax residency certificate substantiating such tax identification number.

For purposes of determining the amount of capital gains arising on a sale of an equity share for Indian tax purposes, the cost of acquisition of an equity share received upon the surrender of an ADS will be the price of the share prevailing on the BSE Limited or the National Stock Exchange of India Limited on the date a request for such redemption was made. The holding period of an equity share received upon the surrender of an ADS will commence on the date on which request for such redemption of the ADS was made.

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

The income derived from the sale of rights outside India by a non-resident investor to another non-resident investor would not be entitled to exemption under a tax treaty and would be subject to Indian capital gains tax.

Furthermore, in case of sale of right shares, the cost of acquisition would be the total of the subscription price paid to the company for acquiring such right shares and the price paid by the investor to purchase such right and the period of holding will commence from the date of allotment of such shares.

Bonus

The period of holding in case of bonus shares will commence from the date of allotment of such bonus shares. The cost of acquisition of bonus shares is nil.

Stamp Duty

Upon the issuance of the equity shares underlying ADSs, we are required to pay a stamp duty of 0.1% of the issue price per share. A transfer of ADSs is not subject to stamp duty under Indian law. Generally, upon the receipt of equity shares in physical form from the depositary in exchange for ADSs representing such equity shares, a non-resident investor is liable for stamp duty under Indian law which would be applicable to re-issuances in physical form. This stamp duty is the same as stamp duty payable on original issuances in physical form. Similarly, an agreement to sell equity shares in physical form by a non-resident investor is also subject to stamp duty at the rate of 0.005% of the market value of the equity shares on the trade date. In addition, a stamp duty of 0.25% of the market value of the equity shares on the trade date is levied upon the transfer certificate. Customarily, stamp duty is borne by the transferee, that is, the purchaser. However, our equity shares are compulsorily delivered in non-physical form, unless the trade is for 500 shares or less, in which case, the shares may be delivered in physical form. Under stamp laws in India, no stamp duty is payable on the acquisition or transfer of equity shares in non-physical form. Except for the stamp duty payable on a transfer certificate, the rates of stamp duty provided above are the rates that are applicable when the document is stamped in the state of Maharashtra. The transfer certificate is stamped as per the rate prescribed under the Indian Stamp Act, 1899.

Other Taxes

At present, there are no taxes on wealth, gifts or inheritance which apply to the ADSs or underlying equity shares.

Goods and Services Tax

Goods and Services Tax is a single comprehensive tax levied on the manufacture, sale and consumption of goods and services at a national level. It is applicable from July 1, 2017 on all transactions of goods and services on which various indirect taxes levied by the Centre and States is submersed except goods and services outside the purview of GST and transactions below the threshold limit. Brokerage fees paid to stockbrokers in connection with the sale or purchase of shares which are listed on any recognized stock exchange in India are subject to GST at a rate of 18%. The stockbroker is responsible for collecting the GST and paying it to the relevant authority.

General Anti Avoidance Rule (GAAR)

The provisions for General Anti Avoidance of Tax (“GAAR”) are effective from April 1, 2017. The powers to invoke provisions under GAAR are bestowed upon the Indian Income Tax Authorities if they allege that the primary motive of a particular transaction or arrangement is to obtain a tax advantage. If provisions under GAAR are invoked by tax authorities, then a tax benefit or benefit under the tax treaty may be denied.

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

Except as discussed below, this discussion assumes that we have not been for the taxable year ended 2017, and will not become, a PFIC for any taxable year.

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

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and capital gains) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by foreign active banks and insurance companies. Based upon certain proposed Treasury regulations, which were proposed to be effective for taxable years beginning after December 31, 1994, we do not believe we were a PFIC for our taxable year that ended March 31, 2017. Because there can be no assurance that the proposed treasury regulations will be finalized in their current form and the manner of the application of the proposed treasury regulations is not entirely clear, and because the composition of our income and assets will vary over time and our PFIC status for any taxable year will depend, in large part, on the extent to which our income and assets will be considered active under the exception for active banks, there can be no assurance that we will not be considered a PFIC for any taxable year.

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

If we are a PFIC for any taxable year during which you owned our ADSs or equity shares, you will generally be required to file IRS Form 8621 with your annual U.S. federal income tax returns, subject to certain exceptions.

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

The data for fiscal 2013 through fiscal 2017 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies. In the case of foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective subsidiaries are followed.

The consolidated financial statements for fiscal 2013 and fiscal 2014 were audited by S. R. Batliboi & Co. LLP, Chartered Accountants, and for fiscal 2015 through fiscal 2017 by B S R & Co. LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2013 through fiscal 2017 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the standards of the United States Public Company Accounting Oversight Board. Our financial statements as per Indian GAAP along with the reconciliation of net profit and stockholders’ equity to U.S. GAAP, including the notes to these financial statements, audited by KPMG are set forth at the end of this annual report.

Under U.S. GAAP, the consolidation of ICICI’s majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, because of substantive participative rights retained by the minority shareholders, is accounted for by the equity method. Under Indian GAAP, these insurance subsidiaries are fully consolidated.

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2017. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2017 was Rs. 64.85 per US$ 1.00.

Additional Information

Memorandum and Articles of Association

Objects and Purposes

Pursuant to Clause III.A.1 of ICICI Bank’s Memorandum of Association, ICICI Bank’s main objective is to, inter alia, carry on the business of banking in any part of India or outside India.

Directors’ Powers

ICICI Bank’s directors’ powers include the following:

•	Article 140 of the Articles of Association provides that no director of ICICI Bank shall, as a director, take any part in the discussion of or vote on any contract or arrangement if such director is directly or indirectly concerned or interested in such contract or arrangement

•	Directors have no powers to vote in absence of a quorum.

•	Article 83 of the Articles of Association provides that the directors may by a resolution passed at a meeting of the Board of Directors, borrow moneys and raise and secure the payment of amounts in a manner and upon such terms and conditions in all respects as they think fit and in particular by the issue of bonds, perpetual or redeemable debentures or debenture stock, or any mortgage or charge or other security on the undertaking or the whole or any part of the property of ICICI Bank (both present and future) including our uncalled capital.

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

Recent Amendments to Memorandum and Articles of Association

The last amendment as effected to the Memorandum of Association is as follows:

Pursuant to a resolution passed by shareholders on June 12, 2017 by way of postal ballot for issuance of bonus shares in the ratio of one equity share for every ten existing equity shares held and the consequential increase in the Authorized Capital of the Bank, section 5 of our memorandum was amended so that the authorized share capital of the ICICI Bank was altered to Rs. 25,000,000,000 divided into 10,000,000,000 equity shares of Rs. 2 each, 15,000,000 shares of Rs. 100 each and 350 preference shares of Rs. 10 million each.

The last amendments as effected to the Articles of Association are as follows:

Special Resolution passed by shareholders by way of a postal ballot on June 12, 2017:

Article 5(a) was amended on account of bonus issue of one equity share for every ten existing equity shares held and the consequential increase in the Authorized Capital of the Bank and was substituted as follows:

The Authorized Capital of the Company is Rs. 25,000,000,000 divided into :

(i)	10,000,000,000 equity shares of Rs. 2 each.

(ii)	15,000,000 shares of Rs. 100 each which shall be of such class and with rights, privileges, conditions or restrictions as may be determined by the company in accordance with these presents and subject to the legislative provisions for the time being in that behalf, and

(iii)	350 preference shares of Rs. 10,000,000 each.

Special resolution passed by shareholders at the AGM on June 30, 2014:

Article 56(d) was amended to enhance the scope of the already existing guidelines to include the act of acquisition of shares or voting rights by a person acting in concert, relative and associate enterprise and the revised Article states that Acquisition of shares or voting rights therein, by a person directly or indirectly, by himself or acting in concert with any other person which taken together with shares and voting rights, if any, held by him or his relative or associate enterprise or person acting in concert with him, makes the applicant to hold five per cent or more of the paid-up share capital of the Bank or entitles him to exercise five per cent or more of the voting rights in the Bank, should be effected by such person(s) after obtaining prior approval of Reserve Bank of India. The Article also contains the definitions of associate enterprise, relative, persons deemed to be acting in concert and joint venture.

Article 113(b) was amended to include the power given to the Reserve Bank of India to increase, in a phased manner, ceiling on voting rights on poll from ten per cent to twenty six per cent. The revised Article states that on a poll, the voting rights of Members shall be as provided in Section 47 of the Companies Act, 2013, but will be subject to the ceiling of ten per cent of the total voting rights or such other percentage as may be stipulated by Section 12(2) of the Banking Regulation Act or under any of the proviso or explanation to Section 12 of the Banking Regulation Act.

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

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	ICICI Bank Memorandum of Association, as amended.
2.1	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).
2.2	Letter Agreements dated February 19, 2002 and April 1, 2002 (incorporated herein by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002), Letter Agreement dated March 8, 2005 (incorporated by reference to ICICI Bank’s Registration Statement on Form F-3 (File No. 333-121664)) and Letter Agreement dated November 4, 2011 (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2012) amending and supplementing the Deposit Agreement.
2.3	Letter Agreement dated June 2, 2016, supplementing the Letter Agreement dated November 4, 2011(incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2016).
2.4	ICICI Bank’s Specimen Certificate for Equity Shares.
4.1	ICICI Bank’s Employee Stock Option Plan, as amended.
8.1	List of Subsidiaries (included under “Business—Subsidiaries, Associates and Joint Ventures” herein).
11.1	Code of Business Conduct and Ethics, as amended.
12.1	Certification of the Managing Director and Chief Executive Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED

By:	/s/ Rakesh Jha
Name: Mr. Rakesh Jha
Title: Chief Financial Officer

Place: Mumbai
Date: July 31, 2017

ICICI Bank Limited and subsidiaries

Consolidated Financial Statements

For the year ended March 31, 2016

and March 31, 2017 together

with Auditors’ Report

Report of Independent Registered Public Accounting Firm

The Board of Directors and Stockholders

ICICI Bank Limited

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries (the ‘Company’) as of March 31, 2017 and 2016, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2017. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of the Company as of March 31, 2017 and 2016, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2017, in conformity with generally accepted accounting principles in India.

Accounting principles generally accepted in India vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 of Schedule 18B to the consolidated financial statements.

We draw attention to Note 19 to the consolidated financial statements, which provides details with regard to the creation of provision relating to Funded Interest Term Loan through utilization of reserves, as permitted by Reserve Bank of India vide letter dated January 6, 2015.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission, and our report dated July 31, 2017 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

/s/ KPMG

Mumbai, India

May 03, 2017, except as to additional notes in Schedule 18B

As to which the date is July 31, 2017

Report of Independent Registered Public Accounting Firm – Internal Controls over Financial Reporting

The Board of Directors and Stockholders

ICICI Bank Limited

We have audited ICICI Bank Limited and subsidiaries’ (the ‘Company’) internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in Management’s Report on Internal Control Over Financial Reporting in the accompanying Form 20-F for the year ended March 31, 2017. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2017, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2017 and 2016, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2017, and our report dated May 03, 2017 except as to additional notes in Schedule 18B as to which the date is July 31, 2017, expressed an unqualified opinion on those consolidated financial statements.

/s/ KPMG

Mumbai, India

July 31, 2017

ICICI Bank Limited and subsidiaries

Consolidated balance sheet

(Rs. in thousands)

		At
	Schedule	March 31, 2017	March 31, 2016

CAPITAL AND LIABILITIES

Capital	1	11,651,071	11,631,656
Employees stock options outstanding		62,562	67,019
Reserves and surplus	2	1,034,606,322	929,408,451
Minority interest	2A	48,653,128	33,556,448
Deposits	3	5,125,872,643	4,510,773,918
Borrowings	4	1,882,867,563	2,203,776,561
Liabilities on policies in force		1,154,974,441	970,533,948
Other liabilities and provisions	5	601,738,910	527,813,976

TOTAL CAPITAL AND LIABILITIES		9,860,426,640	9,187,561,977

ASSETS

Cash and balances with Reserve Bank of India	6	318,912,598	272,775,620
Balances with banks and money at call and short notice	7	485,996,088	377,584,082
Investments	8	3,045,017,431	2,860,440,872
Advances	9	5,153,173,140	4,937,291,077
Fixed assets	10	93,379,618	87,134,646
Other assets	11	763,947,765	652,335,680

TOTAL ASSETS		9,860,426,640	9,187,561,977

Contingent liabilities	12	13,078,415,868	11,176,470,163
Bills for collection		227,555,510	217,500,551
Significant accounting policies and notes to accounts	17 & 18

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss account

(Rs. in thousands, except per share data)

		Year ended

	Schedule	March 31, 2017	March 31, 2016	March 31, 2015

I. INCOME
Interest earned	13	609,399,802	592,937,057	549,639,961
Other income	14	524,576,505	421,021,403	352,522,357

TOTAL INCOME		1,133,976,307	1,013,958,460	902,162,318

II. EXPENDITURE
Interest expended	15	348,358,328	339,964,746	323,181,538
Operating expenses	16	481,699,705	407,895,615	350,227,119
Provisions and contingencies (refer note 18.7)		190,514,979	156,829,183	99,330,676

TOTAL EXPENDITURE		1,020,573,012	904,689,544	772,739,333

III. PROFIT/(LOSS)
Net profit for the year		113,403,295	109,268,916	129,422,985
Less: Minority interest		11,519,450	7,469,331	6,954,333
Net profit after minority interest		101,883,845	101,799,585	122,468,652
Profit brought forward		198,210,764	198,278,702	145,475,548

TOTAL PROFIT/(LOSS)		300,094,609	300,078,287	267,944,200

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		24,503,000	24,316,000	27,939,000
Transfer to Reserve Fund		9,824	9,340	7,660
Transfer to Capital Reserve		52,933,000	23,822,375	2,919,250
Transfer to/(from) Investment Reserve Account		--	--	(1,270,000)
Transfer to Special Reserve		4,867,000	13,860,000	11,396,000
Transfer to/(from) Revenue and other reserves		446,499	5,207,028	(5,600,841)
Dividend (including corporate dividend tax) for the previous year paid during the year		(62,410)	38,513	29,784
Proposed equity share dividend (refer note 18.18)		--	29,075,153	28,988,072
Proposed preference share dividend (refer note 18.18)		--	35	35
Corporate dividend tax		2,352,225	5,539,079	4,882,652
Balance carried over to balance sheet		215,045,471	198,210,764	198,652,588

TOTAL		300,094,609	300,078,287	267,944,200

Significant accounting policies and notes to accounts	17 & 18
Earnings per share (refer note 18.1)
Basic (Rs.)		17.51	17.53	21.17
Diluted (Rs.)		17.43	17.41	20.94
Face value per share (Rs.)		2.00	2.00	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement

(Rs. in thousands)

Particulars		Year ended
		March 31, 2017	March 31, 2016	March 31, 2015

Cash flow from/(used in) operating activities

Profit before taxes		126,574,260	135,574,704	176,435,930

Adjustments for:
Depreciation and amortisation		10,444,420	9,567,289	9,102,686
Net (appreciation)/depreciation on investments[1]		(57,426,431)	(34,641,416)	324,940
Provision in respect of non-performing and other assets		157,937,006	88,308,555	36,181,416
General provision for standard assets		(3,733,753)	3,175,576	4,053,835
Provision for contingencies & others		2,257,433	28,584,825	999,282
(Profit)/loss on sale of fixed assets		14,230	(264,335)	(33,994)
Employees stock option grants		180,903	142,309	94,432

	(i)	236,248,068	230,447,507	227,158,527

Adjustments for:
(Increase)/decrease in investments		(67,356,023)	(40,179,999)	(144,940,347)
(Increase)/decrease in advances		(411,803,233)	(648,486,064)	(567,661,237)
Increase/(decrease) in deposits		615,098,725	651,221,453	264,425,642
(Increase)/decrease in other assets		(70,639,536)	(24,030,865)	57,627,927
Increase/(decrease) in other liabilities and provisions		283,839,854	132,466,667	94,006,046

	(ii)	349,139,787	70,991,192	(296,541,969)

Refund/(payment) of direct taxes	(iii)	(59,032,520)	(64,985,465)	(53,347,975)

Net cash flow from/(used in) operating activities((i)+(ii)+(iii))	(A)	526,355,335	236,453,234	(122,731,417)

Cash flow from/(used in) investing activities
Purchase of fixed assets		(13,167,144)	(8,483,857)	(12,446,322)
Proceeds from sale of fixed assets		156,340	703,145	367,499
(Purchase)/sale of held to maturity securities		(3,046,583)	(110,411,892)	(117,238,214)

Net cash flow from/(used in) investing activities	(B)	(16,057,387)	(118,192,604)	(129,317,037)

Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		1,772,579	2,824,200	3,477,284
Proceeds from long-term borrowings		403,761,367	455,604,563	439,781,096
Repayment of long-term borrowings		(508,077,502)	(319,709,230)	(271,340,761)
Net proceeds/(repayment) of short-term borrowings		(217,920,893)	(46,055,502)	107,195,242
Dividend and dividend tax paid		(34,230,910)	(34,524,887)	(30,840,867)

Net cash flow from/(used in) financing activities	(C)	(354,695,359)	58,139,144	248,271,994

Effect of exchange fluctuation on translation reserve	(D)	(1,053,605)	(2,411,769)	(2,434,107)

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement (Continued)

(Rs. in thousands)

Particulars	Year ended
	March 31, 2017	March 31, 2016	March 31, 2015

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)	154,548,984	173,988,005	(6,210,567)

Cash and cash equivalents at beginning of the year	650,359,702	476,371,697	482,582,264
Cash and cash equivalents at end of the year	804,908,686	650,359,702	476,371,697

1.	Includes gain for the year ended March 31, 2017 on sale of a part of equity investment in ICICI Prudential Life Insurance Company Limited, a subsidiary, in the initial public offer (IPO) (gain for the year ended March 31, 2016 on sale of a part of equity investments in its subsidiaries, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited).

2.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet

SCHEDULE 1 - CAPITAL

(Rs. in thousands)

	At
	March 31, 2017	March 31, 2016

Authorised capital
6,375,000,000 equity shares of Rs. 2 each (March 31, 2016: 6,375,000,000 equity shares of Rs. 2 each)	12,750,000	12,750,000
15,000,000 shares of Rs. 100 each (March 31, 2016: 15,000,000 shares of Rs. 100 each)[1]	1,500,000	1,500,000
350 preference shares of Rs. 10 million each (March 31, 2016: 350 preference shares of Rs. 10 million each)[2]	3,500,000	3,500,000

Equity share capital Issued, subscribed and paid-up capital
5,814,768,430 equity shares of Rs. 2 each (March 31, 2016: 5,797,244,645 equity shares)	11,629,537	11,594,489
Add: 9,707,705 equity shares of Rs. 2 each (March 31, 2016: 17,523,785 equity shares) issued pursuant to exercise of employee stock options	19,415	35,048
	11,648,952	11,629,537

Add: 266,089 equity shares of Rs. 10 each forfeited (March 31, 2016: 266,089 equity shares)	2,119	2,119

TOTAL CAPITAL	11,651,071	11,631,656

1.	These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the Bank in accordance with the Articles of Association of the Bank and subject to the legislative provisions in force for the time being in that behalf.

2.	Pursuant to RBI circular dated March 30, 2010, the issued and paid-up preference shares are grouped under Schedule 4- "Borrowings".

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS

(Rs. in thousands)

	At
	March 31, 2017	March 31, 2016

I. Statutory reserve
Opening balance	187,521,519	163,205,519
Additions during the year	24,503,000	24,316,000
Deductions during the year	--	--

Closing balance	212,024,519	187,521,519

II. Special reserve
Opening balance	83,314,700	69,454,700
Additions during the year	4,867,000	13,860,000
Deductions during the year	--	--

Closing balance	88,181,700	83,314,700

III. Securities premium
Opening balance	321,993,492	319,054,660
Additions during the year[1]	1,938,525	2,938,832
Deductions during the year	--	--

Closing balance	323,932,017	321,993,492

IV. Unrealised investment reserve[2]
Opening balance	(4,444)	35,153
Additions during the year	164,889	88,956
Deductions during the year	--	(128,553)

Closing balance	160,445	(4,444)

V. Capital reserve
Opening balance	49,918,016	26,095,641
Additions during the year[3]	52,933,000	23,822,375
Deductions during the year	--	--

Closing balance[4]	102,851,016	49,918,016

VI. Foreign currency translation reserve
Opening balance	20,176,609	22,999,128
Additions during the year	--	6,589,367
Deductions during the year[5]	(1,053,605)	(9,411,886)

Closing balance	19,123,004	20,176,609

VII. Revaluation reserve (refer note 18.16)
Opening balance	28,174,747	--
Additions during the year[6]	2,989,949	28,174,747
Deductions during the year[7]	(513,583)	--

Closing balance	30,651,113	28,174,747

	At
	March 31, 2017	March 31, 2016

VIII. Reserve fund
Opening balance	46,034	36,694
Additions during the year[8]	9,824	9,340
Deductions during the year	--	--

Closing balance	55,858	46,034

IX. Revenue and other reserves
Opening balance	40,057,014	36,214,248
Additions during the year	3,967,610	5,618,430
Deductions during the year	(1,443,445)	(1,775,664)

Closing balance[9,10]	42,581,179	40,057,014

X. Balance in profit and loss account	215,045,471	198,210,764

TOTAL RESERVES AND SURPLUS	1,034,606,322	929,408,451

1.	Includes Rs. 1,753.2 million (March 31, 2016: Rs. 2,789.2 million) on exercise of employee stock options.

2.	Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.

3.	Includes appropriations made by the Bank for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.

4.	Includes capital reserve on consolidation amounting to Rs. 79.1 million (March 31, 2016: Rs. 79.1 million).

5.	Includes exchange profit on repatriation of retained earnings from overseas branches of the Bank for the year ended March 31, 2016.

6.	Represents gain on revaluation of premises carried out by the Bank and ICICI Home Finance Company Limited.

7.	Represents amount transferred by the Bank from Revaluation Reserve to General Reserve on account of incremental depreciation charge on revaluation amounting to Rs. 494.9 million and revaluation surplus on assets sold amounting to Rs. 18.7 million.

8.	Includes appropriations made to Reserve Fund in accordance with regulations applicable to Sri Lanka branch.

9.	Includes unrealised profit/(loss), net of tax, of Rs. (401.5) million (March 31, 2016: Rs. (530.9) million) pertaining to the investments in the available-for-sale category of ICICI Bank UK PLC.

10.	Includes restricted reserve of Rs. 4.5 million (March 31, 2016: Rs. 1,265.0 million) primarily relating to lapsed contracts of the life insurance subsidiary.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2A - MINORITY INTEREST

(Rs. in thousands)

	At
	March 31, 2017	March 31, 2016

Opening minority interest	33,556,448	25,058,148
Subsequent increase/(decrease) during the year	15,096,680	8,498,300

CLOSING MINORITY INTEREST	48,653,128	33,556,448

SCHEDULE 3 - DEPOSITS

(Rs. in thousands)

	At
	March 31, 2017	March 31, 2016

A. I. Demand deposits
i) From banks	52,732,148	39,713,920
ii) From others	715,167,490	563,675,244
II. Savings bank deposits	1,790,098,258	1,444,551,013
III. Term deposits
i) From banks	97,676,104	95,975,771
ii) From others	2,470,198,643	2,366,857,970

TOTAL DEPOSITS	5,125,872,643	4,510,773,918

B. I. Deposits of branches in India	4,826,135,485	4,097,654,748
II. Deposits of branches/subsidiaries outside India	299,737,158	413,119,170

TOTAL DEPOSITS	5,125,872,643	4,510,773,918

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 4 - BORROWINGS

(Rs. in thousands)

	At
	March 31, 2017	March 31, 2016

I. Borrowings In India
i) Reserve Bank of India	18,069,000	115,411,000
ii) Other banks	56,390,754	76,202,937
iii) Other institutions and agencies
a) Government of India	--	--
b) Financial institutions	150,138,907	198,462,255
iv) Borrowings in the form of
a) Deposits	2,909,950	2,866,149
b) Commercial paper	12,071,154	8,701,661
c) Bonds and debentures (excluding subordinated debt)	228,456,559	119,263,431
v) Application money-bonds	--	--
vi) Capital instruments
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	39,430,000	13,010,000
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	84,982,344	98,152,555
c) Redeemable Non-Cumulative Preference Shares (RNCPS) (350 RNCPS of Rs. 10.0 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation, redeemable at par on April 20, 2018)	3,500,000	3,500,000
d) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	166,448,635	193,976,348

TOTAL BORROWINGS IN INDIA	762,397,303	829,546,336

II. Borrowings outside India
i) Capital instruments
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	--	22,517,983
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	60,071,450	65,233,121
c) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	9,716,800	9,916,081
ii) Bonds and notes	442,010,859	492,616,248
iii) Other borrowings[1]	608,671,151	783,946,792

TOTAL BORROWINGS OUTSIDE INDIA	1,120,470,260	1,374,230,225

TOTAL BORROWINGS	1,882,867,563	2,203,776,561

1.	Includes borrowings guaranteed by Government of India amounting to Nil (March 31, 2016: Rs. 5,132.2 million).

2.	Secured borrowings in I and II above amount to Rs. 166,827.0 million (March 31, 2016: Rs. 169,644.9 million) excluding borrowings under Collateralised Borrowing and Lending Obligation, market repurchase transactions with banks and financial institutions and transactions under Liquidity Adjustment Facility and Marginal Standing Facility.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

(Rs. in thousands)

		At
		March 31, 2017	March 31, 2016

I.	Bills payable	72,170,177	48,422,363
II.	Inter-office adjustments (net)	1,759,072	1,295,074
III.	Interest accrued	35,011,965	35,086,739
IV.	Sundry creditors	233,330,549	164,490,577
V.	General provision for standard assets	25,518,660	29,178,492
VI.	Others (including provisions)[1,2,3]	233,948,487	249,340,731

	TOTAL OTHER LIABILITIES AND PROVISIONS	601,738,910	527,813,976

1.	Includes collective contingency and related reserve amounting to Nil (March 31, 2016: Rs. 36,000.0 million).

2.	Includes provision for standard loans of the Bank amounting to Rs. 21,023.8 million (March 31, 2016: Rs. 7,061.4 million).

3.	Includes for the year ended March 31, 2016, proposed dividend and corporate dividend tax amounting Rs. 29,075.2 million and Rs. 3,786.8 million respectively. Includes for the year ended March 31, 2017, corporate dividend tax payable on account of subsidiaries amounting to Rs. 788.9 million. For information on proposed dividend and corporate dividend tax of the Bank for the year ended March 31, 2017 refer note 18.18 Proposed dividend and issue of bonus shares.

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

(Rs. in thousands)

	At
	March 31, 2017	March 31, 2016
I. Cash in hand (including foreign currency notes)	73,825,506	67,477,373
II. Balances with Reserve Bank of India in current accounts	245,087,092	205,298,247

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	318,912,598	272,775,620

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

(Rs. in thousands)

	At
	March 31, 2017	March 31, 2016
I. In India
i) Balances with banks
a) in current accounts	4,465,023	1,905,925
b) in other deposit accounts	16,102,847	9,791,225
ii) Money at call and short notice
a) with banks	285,000,000	66,771,325
b) with other institutions	8,730,636	--

TOTAL	314,298,506	78,468,475

II. Outside India
i) in current accounts	104,677,741	134,753,654
ii) in other deposit accounts	17,843,526	69,838,416
iii) Money at call and short notice	49,176,315	94,523,537

TOTAL	171,697,582	299,115,607

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	485,996,088	377,584,082

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 8 - INVESTMENTS

(Rs. in thousands)

	At
	March 31, 2017	March 31, 2016

I. Investments in India [net of provisions]
i) Government securities	1,401,496,218	1,436,810,801
ii) Other approved securities	--	--
iii) Shares (includes equity and preference shares)[1]	111,508,062	78,470,821
iv) Debentures and bonds	258,576,027	205,599,336
v) Assets held to cover linked liabilities of life insurance business	878,783,451	752,957,948
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits)	286,345,252	271,392,503

TOTAL INVESTMENTS IN INDIA	2,936,709,010	2,745,231,409

II. Investments outside India [net of provisions]
i) Government securities	54,360,645	61,032,012
ii) Others (equity shares, bonds and certificate of deposits)	53,947,776	54,177,451

TOTAL INVESTMENTS OUTSIDE INDIA	108,308,421	115,209,463

TOTAL INVESTMENTS	3,045,017,431	2,860,440,872

A. Investments in India
Gross value of investments[2]	2,945,678,115	2,760,752,923
Less: Aggregate of provision/depreciation/(appreciation)	8,969,105	15,521,514

Net investments	2,936,709,010	2,745,231,409

B. Investments outside India
Gross value of investments	110,262,601	117,260,970
Less: Aggregate of provision/depreciation/(appreciation)	1,954,180	2,051,507

Net investments	108,308,421	115,209,463

TOTAL INVESTMENTS	3,045,017,431	2,860,440,872

1.	Includes cost of investment in associates amounting to Rs. 3,759.2 million (March 31, 2016: Rs. 3,696.1 million).

2.	Includes net appreciation amounting to Rs. 109,657.3 million (March 31, 2016: Rs. 69,077.9 million) on investments held to cover linked liabilities of life insurance business.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 9 - ADVANCES (net of provisions)

(Rs. in thousands)

	At
	March 31, 2017	March 31, 2016

A. i) Bills purchased and discounted[1]	216,853,688	143,811,829
ii) Cash credits, overdrafts and loans repayable on demand	1,027,910,024	849,039,557
iii) Term loans	3,908,409,428	3,944,439,691

TOTAL ADVANCES	5,153,173,140	4,937,291,077

B. i) Secured by tangible assets (includes advances against book debts)	3,998,058,632	3,948,314,956
ii) Covered by bank/government guarantees	94,769,402	103,079,622
iii) Unsecured	1,060,345,106	885,896,499

TOTAL ADVANCES	5,153,173,140	4,937,291,077

C. I. Advances in India
i) Priority sector	1,065,527,064	924,348,694
ii) Public sector	129,991,400	44,329,101
iii) Banks	3,448,842	283,403
iv) Others	2,778,374,653	2,525,626,771

TOTAL ADVANCES IN INDIA	3,977,341,959	3,494,587,969

II. Advances outside India
i) Due from banks	5,705,535	18,204,673
ii) Due from others
a) Bills purchased and discounted	69,699,735	42,433,900
b) Syndicated and term loans	735,318,062	1,013,131,071
c) Others	365,107,849	368,933,464

TOTAL ADVANCES OUTSIDE INDIA	1,175,831,181	1,442,703,108

TOTAL ADVANCES	5,153,173,140	4,937,291,077

1.	Net of bills rediscounted of Nil (March 31, 2016: Rs. 14,250.0 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 10 - FIXED ASSETS

(Rs. in thousands)

	At
	March 31, 2017	March 31, 2016

I. Premises Gross block
At cost at March 31 of preceding year	80,650,323	51,764,728
Additions during the year[1]	8,049,900	29,609,849
Deductions during the year	(606,768)	(724,254)
Closing balance	88,093,455	80,650,323
Less: Depreciation to date[2]	(14,749,865)	(13,358,550)

Net block[3]	73,343,590	67,291,773

II. Other fixed assets (including furniture and fixtures) Gross block
At cost at March 31 of preceding year	59,567,170	55,271,663
Additions during the year	7,487,340	7,510,219
Deductions during the year	(3,215,110)	(3,214,712)
Closing balance	63,839,400	59,567,170
Less: Depreciation to date[4]	(46,217,995)	(42,138,931)

Net block	17,621,405	17,428,239

III. Assets given on lease Gross block
At cost at March 31 of preceding year	17,299,544	17,299,544
Additions during the year	--	--
Deductions during the year	(394,916)	--

Closing balance	16,904,628	17,299,544
Less: Depreciation to date, accumulated lease adjustment and provisions[5]	(14,490,005)	(14,884,909)

Net block	2,414,623	2,414,635

TOTAL FIXED ASSETS	93,379,618	87,134,646

1.	At March 31, 2017, includes Rs. 2,989.9 million on account of revaluation carried out by the Bank and ICICI Home Finance Company Limited (March 31, 2016: revaluation carried out by the Bank Rs. 28,174.7 million).

2.	Includes depreciation charge amounting to Rs. 1,937.7 million for the year ended March 31, 2017 (year ended March 31, 2016: Rs. 1,513.3 million), including depreciation charge of Rs. 494.9 million for the year ended March 31, 2017 (year ended March 31, 2016: Nil) on account of revaluation.

3.	Includes assets of Rs. 72.0 million of the Bank (March 31, 2016: Rs. 13.6 million) which are held for sale.

4.	Includes depreciation charge amounting to Rs. 7,178.6 million for the year ended March 31, 2017 (year ended March 31, 2016: Rs. 6,725.6 million).

5.	The depreciation charge/lease adjustment is an insignificant amount for the year ended March 31, 2017 (year ended March 31, 2016: Rs. 192.2 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 11 – OTHER ASSETS

(Rs. in thousands)

	At
	March 31, 2017	March 31, 2016

I. Inter-office adjustments (net)	--	--
II. Interest accrued	72,634,680	77,457,994
III. Tax paid in advance/tax deducted at source (net)	62,954,769	35,319,277
IV. Stationery and stamps	29,003	1,710
V. Non-banking assets acquired in satisfaction of claims[1,2,3]	25,527,485	18,158,876
VI. Advance for capital assets	1,973,768	1,454,762
VII. Deposits	13,826,899	13,542,444
VIII. Deferred tax asset (net) (refer note 18.10)	56,128,036	49,611,861
IX. Deposits in Rural Infrastructure and Development Fund	241,126,021	280,661,817
X. Others[4]	289,747,104	176,126,939

TOTAL OTHER ASSETS	763,947,765	652,335,680

1.	Includes certain non-banking assets acquired in satisfaction of claims which are in the process of being transferred in the Bank's name.

2.	During the year ended March 31, 2017 the Bank acquired assets amounting to Rs. 16,252.2 million (year ended March 31, 2016: Rs. 17,218.5 million) in satisfaction of claims under debt-asset swap transactions with certain borrowers. Of these, assets amounting to Rs. 500.3 million were sold during the year ended March 31, 2017 (year ended March 31, 2016: Nil).

3.	Represents balance net of provision held by the Bank amounting to Rs. 7,401.2 million at March 31, 2017 (March 31, 2016: Nil).

4.	Includes goodwill on consolidation amounting to Rs. 1,126.2 million (March 31, 2016: Rs. 1,257.0 million).

SCHEDULE 12 - CONTINGENT LIABILITIES

(Rs. in thousands)

	At
	March 31, 2017	March 31, 2016

I. Claims against the Group not acknowledged as debts	52,682,642	41,298,568
II. Liability for partly paid investments	912,455	12,455
III. Liability on account of outstanding forward exchange contracts[1]	4,410,995,113	3,740,067,266
IV. Guarantees given on behalf of constituents
a) In India	723,437,252	750,021,991
b) Outside India	210,871,211	262,980,560
V. Acceptances, endorsements and other obligations	478,522,536	474,131,095
VI. Currency swaps[1]	411,068,964	468,883,265
VII. Interest rate swaps, currency options and interest rate futures[1]	6,746,703,570	5,385,604,359
VIII. Other items for which the Group is contingently liable	43,222,125	53,470,604

TOTAL CONTINGENT LIABILITES	13,078,415,868	11,176,470,163

1.	Represents notional amount.

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account

SCHEDULE 13 - INTEREST EARNED

(Rs. in thousands)

	Year ended
	March 31, 2017	March 31, 2016	March 31, 2015

I. Interest/discount on advances/bills	420,803,718	415,508,980	380,597,058
II. Income on investments	154,560,724	143,244,729	137,799,376
III. Interest on balances with Reserve Bank of India and other inter-bank funds	6,230,029	3,039,556	3,661,576
IV. Others [1,2]	27,805,331	31,143,792	27,581,951

TOTAL INTEREST EARNED	609,399,802	592,937,057	549,639,961

1.	Includes interest on income tax refunds amounting to Rs. 4,544.1 million (March 31, 2016: Rs. 3,274.4 million, March 31, 2015: Rs.2,753.5 million).

2.	Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

SCHEDULE 14 - OTHER INCOME

(Rs. in thousands)

	Year ended
	March 31, 2017	March 31, 2016	March 31, 2015

I. Commission, exchange and brokerage	96,343,758	87,696,973	83,938,513
II. Profit/(loss) on sale of investments (net)[1]	103,025,387	46,675,463	24,787,803
III. Profit/(loss) on revaluation of investments (net)	(3,809,897)	(4,248,050)	(167,456)
IV. Profit/(loss) on sale of land, buildings and other assets (net)[2]	(14,230)	264,335	33,994
V. Profit/(loss) on exchange/derivative transactions (net)[3]	15,150,619	23,794,434	22,073,402
VI. Premium and other operating income from insurance business	312,027,717	263,839,764	220,771,454
VII. Miscellaneous income (including lease income)[4]	1,853,151	2,998,484	1,084,647

TOTAL OTHER INCOME	524,576,505	421,021,403	352,522,357

1.	Refer note 18.14- Sale of equity shareholding in insurance subsidiaries.

2.	Includes profit/(loss) on sale of assets given on lease for the year ended March 31, 2016.

3.	Includes exchange profit/(loss) on repatriation of retained earnings/capital from overseas branches/subsidiaries for the year ended March 31, 2016.

4.	Includes share of profit/(loss) from associates of Rs. (41.9) million (March 31, 2016: Rs. 174.0 million, March 31, 2015: Rs. 198.3 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 15 - INTEREST EXPENDED

(Rs. in thousands)

	Year ended
	March 31, 2017	March 31, 2016	March 31, 2015

I. Interest on deposits	232,626,495	219,989,769	207,723,125
II. Interest on Reserve Bank of India/inter-bank borrowings	15,194,760	15,587,314	16,935,155
III. Others (including interest on borrowings of erstwhile ICICI Limited)	100,537,073	104,387,663	98,523,258

TOTAL INTEREST EXPENDED	348,358,328	339,964,746	323,181,538

SCHEDULE 16 - OPERATING EXPENSES

(Rs. in thousands)

	Year ended

	March 31, 2017	March 31, 2016	March 31, 2015

I. Payments to and provisions for employees	78,932,552	69,122,888	65,683,216
II. Rent, taxes and lighting[1]	14,051,579	12,424,715	11,540,155
III. Printing and stationery	2,009,142	1,742,022	1,587,878
IV. Advertisement and publicity	9,109,658	7,199,746	5,281,639
V. Depreciation on property	9,116,381	8,238,922	7,631,612
VI. Depreciation (including lease equalisation) on leased assets	12	192,206	350,597
VII. Directors' fees, allowances and expenses	95,468	62,939	59,228
VIII. Auditors' fees and expenses	251,492	230,227	222,336
IX. Law charges	1,535,687	1,127,613	1,272,588
X. Postages, courier, telephones, etc.	4,603,585	4,028,285	3,744,913
XI. Repairs and maintenance	13,404,090	11,540,341	10,082,794
XII. Insurance	3,901,930	3,332,350	3,147,514
XIII. Direct marketing agency expenses	13,549,279	11,521,566	10,131,867
XIV. Claims and benefits paid pertaining to insurance business	57,922,567	53,973,461	41,274,246
XV. Other expenses pertaining to insurance business[2]	219,059,330	178,736,575	150,365,430
XVI. Other expenditure	54,156,953	44,421,759	37,851,106

TOTAL OPERATING EXPENSES	481,699,705	407,895,615	350,227,119

1.	Includes lease payment of Rs. 9,810.1 million (March 31, 2016: Rs. 8,652.3 million, March 31, 2015: Rs.8,407.2 million).

2.	Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).

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

Basis of preparation

The accounting and reporting policies of the Group used in the preparation of the consolidated financial statements conform to Generally Accepted Accounting Principles in India (Indian GAAP), the guidelines issued by the Reserve Bank of India (RBI), Securities and Exchange Board of India (SEBI), Insurance Regulatory and Development Authority of India (IRDAI), National Housing Bank (NHB) from time to time and the Accounting Standards notified under Section 133 of the Companies Act, 2013 read together with Rule 7 of the Companies (Accounts) Rules, 2014, as applicable to relevant companies and practices generally prevalent in the banking industry in India. In the case of the foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective foreign subsidiaries are followed. The Group follows the accrual method of accounting except where otherwise stated, and the historical cost convention. In case the accounting policies followed by a subsidiary or joint venture are different from those followed by the Bank, the same have been disclosed in the respective accounting policy.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	100.00%
4.	ICICI Securities Holdings Inc.	USA	Subsidiary	Holding company	100.00%
5.	ICICI Securities Inc.	USA	Subsidiary	Securities broking	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
12.	ICICI Prudential Pension Funds Management Company Limited[1]	India	Subsidiary	Pension fund management	100.00%
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	54.89%
14.	ICICI Lombard General Insurance Company Limited	India	Subsidiary	General insurance	63.31%
15.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management company	51.00%
16.	ICICI Prudential Trust Limited	India	Subsidiary	Trustee services	50.80%
17.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
18.	I-Process Services (India) Private Limited[2]	India	Associate	Services related to back end operations	19.00%
19.	NIIT Institute of Finance Banking and Insurance Training Limited[2]	India	Associate	Education and training in banking, finance and insurance	18.79%
20.	ICICI Merchant Services Private Limited[2]	India	Associate	Merchant servicing	19.01%
21.	India Infradebt Limited[2]	India	Associate	Infrastructure finance	31.00%
22.	India Advantage Fund-III[2]	India	Associate	Venture capital fund	24.10%
23.	India Advantage Fund-IV2	India	Associate	Venture capital fund	47.14%

1.	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

2.	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

3.	With effect from January 5, 2017, ICICI Group ceased to exercise significant influence over FINO PayTech Limited and therefore, FINO PayTech Limited has ceased to be an associate of the Bank. Accordingly, investment in FINO PayTech Limited has not been accounted as per the equity method for the three months ended March 31, 2017.

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

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at relevant closing exchange rates notified by FEDAI at the balance sheet date and the resulting gains/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. Prior to April 1, 2016, on the disposal/partial disposal of a non-integral foreign operation, the cumulative/proportionate amount of the exchange differences which had been accumulated in the foreign currency translation reserve and which related to that operation were recognised as income or expenses in the same period in which the gain or loss on disposal was recognised. From April 1, 2016, pursuant to RBI guideline dated April 18, 2017, the Bank does not recognise the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

2.	Revenue recognition

a)	Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines. For assets, where Strategic Debt Restructuring (SDR) or prudential norms on change in ownership of borrowing entities (change in management outside SDR) schemes of RBI have been invoked, the interest income is recognised upon realisation during the period from the date of invocation till the end of stand-still period. Further, the interest income on assets is recognised upon realisation where scheme for sustainable structuring of stressed assets (S4A) scheme has been invoked but not implemented.

b)	Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period.

c)	Income on discounted instruments is recognised over the tenure of the instrument.

d)	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

e)	Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

f)	Project appraisal/structuring fee is accounted for on the completion of the agreed service.

g)	Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.

h)	Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.

i)	Fund management and portfolio management fees are recognised on an accrual basis.

j)	The annual/renewal fee on credit cards is amortised on a straight line basis over one year.

k)	All other fees are accounted for as and when they become due.

l)	The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

m)	Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight-line basis over the period of the certificate.

n)	Fees/other income related to borrowers, where SDR or change in management outside SDR schemes of RBI have been invoked, are recognised upon realisation during the period from the date of invocation till the end of stand-still period. Further, fees/other income are recognised upon realisation where S4A scheme has been invoked but not implemented.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

o)	Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

p)	Life insurance premium for non-linked policies is recognised as income when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders’ are considered as single premium and recognised as income when the associated units are created. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

q)	In the case of general insurance business, premium is recorded for the policy period at the commencement of risk and for instalment cases, it is recorded on instalment due dates. Premium earned is recognised as income over the period of the risk or the contract period based on 1/365 method, whichever is appropriate, on a gross basis, net of service tax. Any subsequent revision to premium is recognised over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Commission on re-insurance ceded is recognised as income in the period of ceding the risk. Profit commission under re-insurance treaties, wherever applicable, is recognised as income in the period of final determination of profits and combined with commission on reinsurance ceded.

r)	In case of life insurance business, reinsurance premium ceded is accounted in accordance with the terms of the relevant treaty with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

s)	In the case of general insurance business, insurance premium on ceding of the risk is recognised in the period in which the risk commences. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to re-insurance premium arising on cancellation of policies is recognised in the period in which they are cancelled. In case of life insurance business, reinsurance premium ceded is accounted in accordance with the terms and conditions of the relevant treaties with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

t)	In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses and maintenance costs exceed the reserve for unexpired risks and is computed at a segmental revenue account level. The expected claim cost is calculated and duly certified by the Appointed Actuary.

3.	Stock based compensation

The following entities within the group have granted stock options to their employees:

•	ICICI Bank Limited

•	ICICI Prudential Life Insurance Company Limited

•	ICICI Lombard General Insurance Company Limited

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

The Group, except the overseas banking subsidiaries, follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the meeting of the Board Governance, Remuneration & Nomination Committee or other relevant committee in which the options are granted, on the stock exchange on which the shares of the Bank and ICICI Prudential Life Insurance Company are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered. In the case of ICICI Lombard General Insurance Company, the fair value of the shares is determined based on an external valuation report. The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada account for the cost of the options granted to employees by ICICI Bank using the fair value method based on binomial tree model.

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

In the case of general insurance business, claims incurred comprise claims paid, estimated liability for outstanding claims made following a loss occurrence reported and estimated liability for claims incurred but not reported (IBNR) and claims incurred but not enough reported (IBNER). Further, claims incurred also include specific claim settlement costs such as survey/legal fees and other directly attributable costs. Claims (net of amounts receivable from re-insurers/co-insurers) are recognised on the date of intimation based on management estimates or on estimates from surveyors/insured in the respective revenue account. Estimated

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

liability for outstanding claims at the balance sheet date is recorded net of claims recoverable from/payable to co-insurers/re-insurers and salvage to the extent there is certainty of realisation. Salvaged stock is recognised at estimated net realisable value based on independent valuer’s report. Estimated liability for outstanding claim is determined by the entity on the basis of ultimate amounts likely to be paid on each claim based on the past experience/ actuarial valuation. These estimates are progressively revalidated on availability of further information. Claims IBNR represent that amount of claims that may have been incurred during the accounting period but have not been reported or claimed. The claims IBNR provision also includes provision, if any, required for claims IBNER. Estimated liability for claims IBNR/claims IBNER is based on an actuarial estimate duly certified by the appointed actuary of the entity.

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

Reserve for unexpired risk is recognised net of re-insurance ceded and represents premium written that is attributable to, and is to be allocated to succeeding accounting periods. For fire, marine, cargo and miscellaneous business it is calculated on a daily pro-rata basis, except in the case of marine hull business which is computed at 100.00% of net premium written on all unexpired policies at balance sheet date, in accordance with the provisions of the Insurance Act, 1938.

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

The interest rates used for valuing the liabilities are in the range of 3.49% to 6.20% per annum (previous year – 4.92% to 5.53% per annum).

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

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements but with an allowance for any expected worsening. Per policy renewal expenses for regular premium policies are assumed to inflate at 4.55% (previous year – 5.18%).

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

The amounts so contributed/paid by the Bank to the superannuation fund and NPS or to employees during the year are recognised in the profit and loss account.

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

Compensated absences

The Group provides for compensated absences based on actuarial valuation conducted by an independent actuary.

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

12.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

13.	Investments

i)	Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

a)	All investments are classified into ‘Held to Maturity’, ‘Available for Sale’ and ‘Held for Trading’. Reclassifications, if any, in any category are accounted for as per the RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others.

b)	‘Held to Maturity’ securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

c)	‘Available for Sale’ and ‘Held for Trading’ securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as ‘Available for Sale’, is amortised over the remaining period to maturity on constant yield basis and straight-line basis respectively. Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Primary Dealers Association of India (PDAI) jointly with Fixed Income Money Market and Derivatives Association (FIMMDA), periodically.

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

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available or at Rs.1, as per RBI guidelines.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Securities are valued scrip-wise. Depreciation/appreciation on securities other than those acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category, if any, being unrealised, is ignored, while net depreciation is provided for. The depreciation on securities acquired by way of conversion of outstanding loan is fully provided for. Non-performing investments are identified based on the RBI guidelines.

Depreciation on equity shares acquired and held by the Bank under SDR, S4A and change in management outside SDR schemes is provided over a period of four calendar quarters from the date of conversion of debt into equity in accordance with RBI guidelines.

d)	Treasury bills, commercial papers and certificate of deposits being discounted instruments, are valued at carrying cost.

e)	The units of mutual funds are valued at the latest repurchase price/net asset value declared by the mutual fund.

f)	Costs including brokerage and commission pertaining to investments, paid at the time of acquisition, are charged to the profit and loss account. Cost of investments is computed based on the First-In-First-Out (FIFO) method.

g)	Profit/loss on sale of investments in the ‘Held to Maturity’ category is recognised in the profit and loss account and profit is thereafter appropriated (net of applicable taxes and statutory reserve requirements) to Capital Reserve. Profit/loss on sale of investments in ‘Available for Sale’ and ‘Held for Trading’ categories is recognised in the profit and loss account.

h)	Market repurchase, reverse repurchase and transactions with RBI under Liquidity Adjustment Facility (LAF) are accounted for as borrowing and lending transactions in accordance with the extant RBI guidelines.

i)	Broken period interest (the amount of interest from the previous interest payment date till the date of purchase/sale of instruments) on debt instruments is treated as a revenue item.

j)	At the end of each reporting period, security receipts issued by the asset reconstruction companies are valued in accordance with the guidelines applicable to such instruments, prescribed by RBI from time to time. Accordingly, in cases where the cash flows from security receipts issued by the asset reconstruction companies are limited to the actual realisation of the financial assets assigned to the instruments in the concerned scheme, the Bank reckons the net asset value obtained from the asset reconstruction company from time to time, for valuation of such investments at each reporting period end. The security receipts which are outstanding and not redeemed as at the end of the resolution period are treated as loss assets and are fully provided for.

k)	The Bank follows trade date method of accounting for purchase and sale of investments, except for government of India and state government securities where settlement date method of accounting is followed in accordance with RBI guidelines.

l)	The Bank undertakes short sale transactions in dated central government securities in accordance with RBI guidelines. The short positions are categorised under HFT category and are marked-to-market. The mark-to-market loss is charged to profit and loss account and gain, if any, is ignored as per RBI guidelines.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

ii)	The Bank’s consolidating venture capital fund carries investments at fair values, with unrealised gains and temporary losses on investments recognised as components of investors’ equity and accounted for in the unrealised investment reserve account. The realised gains and losses on investments and units in mutual funds and unrealised gains or losses on revaluation of units in mutual funds are accounted for in the profit and loss account. Provisions are made in respect of accrued income considered doubtful. Such provisions as well as any subsequent recoveries are recorded through the profit and loss account. Subscription to/purchase of investments are accounted at the cost of acquisition inclusive of brokerage, commission and stamp duty.

iii)	The Bank’s primary dealership and securities broking subsidiaries classify the securities held with the intention of holding for short-term and trading as stock-in-trade which are valued at lower of cost or market value. The securities classified by primary dealership subsidiary as held-to-maturity, as permitted by RBI, are carried at amortised cost. Appropriate provision is made for other than temporary diminution in the value of investments. Commission earned in respect of securities acquired upon devolvement is reduced from the cost of acquisition.

iv)	The Bank’s housing finance subsidiary classifies its investments as current investments and long-term investments. Investments that are readily realisable and intended to be held for not more than a year are classified as current investments, which are carried at the lower of cost and net realisable value. All other investments are classified as long-term investments, which are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of the securities acquired is amortised over the remaining period to maturity on a constant yield basis. However, a provision for diminution in value is made to recognise any other than temporary decline in the value of such long-term investments.

v)	The Bank’s overseas banking subsidiaries account for unrealised gain/loss, net of tax, on investment in ‘Available for Sale’ category directly in their reserves. Further unrealised gain/loss on investment in ‘Held for Trading’ category is accounted directly in the profit and loss account. Investments in ‘Held to Maturity’ category are carried at amortised cost.

vi)	In the case of life and general insurance businesses, investments are made in accordance with the Insurance Act, 1938 (amended by the Insurance Laws (Amendment) Act, 2015), the IRDA (Investment) Regulations, 2016, and various other circulars/notifications issued by the IRDAI in this context from time to time.

In the case of life insurance business, valuation of investments (other than linked business) is done on the following basis:

a.	All debt securities and redeemable preference shares are considered as ‘held to maturity’ and accordingly stated at historical cost, subject to amortisation of premium or accretion of discount over the period of maturity/holding on a constant yield basis.

b.	Listed equity shares are stated at fair value being the last quoted closing price on the National Stock Exchange (NSE) (or BSE, in case the investments are not listed on NSE).

c.	Mutual fund units are valued based on the previous day’s net asset value.

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

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 21.50% of the total investments at March 31, 2017.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Provisions on homogeneous retail loans and advances, subject to minimum provisioning requirements of RBI, are assessed on the basis of the ageing of the loans in the non-performing category. In respect of loans classified as fraud, the entire amount, without considering the value of security, is provided for over a period of four quarters starting from the quarter in which fraud has been detected. In accounts where there has been delay in reporting the fraud to the RBI, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers, wilful defaulters and NPAs covered under distressed assets framework of RBI, the Bank makes accelerated provisions as per extant RBI guidelines.

The Bank holds specific provisions against non-performing loans and advances, and against certain performing loans and advances in accordance with RBI directions. The Bank also holds provisions on loans under SDR, S4A and change in management outside SDR schemes of RBI. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

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

c)	Amounts recovered against debts written-off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

d)	The Bank maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure and provision on exposures to step-down subsidiaries of Indian companies. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and RBI requirement.

e)	In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

f)	The Bank makes floating provision as per a Board approved policy, which is in addition to the specific and general provisions made by the Bank. The floating provision is utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement of extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

ii)	In the case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified as per the NHB guidelines into performing and non-performing assets. Further, NPAs are classified into sub-standard, doubtful and loss assets based on criteria stipulated by NHB. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

iii)	In the case of the Bank’s overseas banking subsidiaries, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 8.26% of the total loans at March 31, 2017.

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

In accordance with RBI guidelines, in case of non-performing/special mention account-2 loans sold to securitisation company (SC)/reconstruction company (RC), the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognised by the Bank in the year in which the loan is sold.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

16.	Property, Plant and Equipment

Property, Plant and Equipment (PPE), other than premises of the Bank, are carried at cost less accumulated depreciation and impairment, if any. In case of the Bank and its housing finance subsidiary, premises are carried at revalued amount, being fair value at the date of revaluation less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of PPE on a straight-line basis. The useful life of the groups of PPE for domestic group companies is based on past experience and expectation of usage, which for some categories of PPE, is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.

Assets purchased/sold during the period are depreciated on a pro-rata basis for the actual number of days the asset has been capitalised.

In case of the Bank, items costing up to Rs. 5,000/- are depreciated fully over a period of 12 months from the date of purchase. Further, profit on sale of premises by the Bank is appropriated to capital reserve, net of transfer to Statutory Reserve and taxes, in accordance with RBI guidelines.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised asset values. In case of premises, which are carried at revalued amounts, the depreciation on the excess of revalued amount over historical cost is transferred from Revaluation Reserve to General Reserve annually.

Non-banking assets

Non-banking assets (NBAs) acquired in satisfaction of claims are carried at lower of net book value and net realisable value.

17.	Accounting for derivative contracts

The Group enters into derivative contracts such as interest rate and currency options, interest rate and currency futures, interest rate and currency swaps, credit default swaps and cross currency interest rate swaps.

The swap contracts entered to hedge on-balance sheet assets and liabilities are structured such that they bear an opposite and offsetting impact with the underlying on-balance sheet items. The impact of such derivative instruments is co-related with the movement of underlying assets and liabilities and accounted pursuant to the principles of hedge accounting. Hedge swaps are accounted for on an accrual basis and are not marked to market unless their underlying transaction is marked to market, except in the case of the Bank’s overseas banking subsidiaries. In overseas subsidiaries, in case of fair value hedge, the hedging transactions and the hedged items (for the risks being hedged) are measured at fair value with changes recognised in the profit and loss account and in case of cash flow hedges, changes in the fair value of effective portion of the cash flow hedge are taken to ‘Revenue and other reserves’ and ineffective portion, if any, are recognised in the profit and loss account.

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss, is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

mark-to-market gains on other derivative contracts with the same counter-parties are reversed through the profit and loss account.

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

Lease payments for assets taken on operating lease are recognised as an expense in the profit and loss account over the lease term on straight-line basis.

20.	Earnings per share

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

The following table sets forth, for the periods indicated, the computation of earnings per share.

Rupees in million, except per share data

	Year ended March 31, 2017	Year ended March 31, 2016
Basic
Weighted average no. of equity shares outstanding	5,818,851,357	5,807,339,489
Net profit	101,883.8	101,799.6
Basic earnings per share (Rs.)	17.51	17.53
Diluted
Weighted average no. of equity shares outstanding	5,842,890,835	5,840,224,893
Net profit	101,837.1	101,703.1
Diluted earnings per share (Rs.)	17.43	17.41
Nominal value per share (Rs.)	2.00	2.00

The dilutive impact is due to options granted to employees by the Group.

2.    Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and relatives of key management personnel.

I.        Related parties

Associates/other related entities

ICICI Merchant Services Private Limited, India Advantage Fund-III, India Advantage Fund-IV, India Infradebt Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited, ICICI Foundation for Inclusive Growth and Catalyst Management Services Private Limited.

Akzo Nobel India Limited and FINO PayTech Limited ceased to be related parties effective from April 30, 2016 and January 5, 2017 respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Key management personnel

Ms. Chanda Kochhar, Mr. N. S. Kannan, Ms. Vishakha Mulye1, Mr. Vijay Chandok2, Mr. Anup Bagchi3, Mr. K. Ramkumar4 and Mr. Rajiv Sabharwal5.

1.	Identified as related party effective from January 19, 2016.

2.	Identified as related party effective from July 28, 2016.

3.	Identified as related party effective from February 1, 2017.

4.	Mr. K. Ramkumar ceased to be the whole-time director of the Bank effective from April 30, 2016.

5.	Mr. Rajiv Sabharwal ceased to be the whole-time director of the Bank effective from January 31, 2017.

Relatives of key management personnel

Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kaji, Mr. Mahesh Advani, Ms. Rangarajan Kumudalakshmi, Ms. Aditi Kannan, Ms. Sudha Narayanan, Mr. Raghunathan Narayanan, Mr. Rangarajan Narayanan, Mr. Vivek Mulye1, Ms. Vriddhi Mulye1, Mr. Gauresh Palekar1, Ms. Shalaka Gadekar1, Ms. Manisha Palekar1, Ms. Poonam Chandok2, Ms. Saluni Chandok2, Ms. Simran Chandok2, Mr. C. V. Kumar2, Ms. Shad Kumar2, Ms. Sanjana Gulati2, Ms. Mitul Bagchi3, Mr. Aditya Bagchi3, Mr. Shishir Bagchi3, Ms. Jaya Ramkumar4, Mr. R. Shyam4, Ms. R. Suchithra4, Mr. K. Jayakumar4, Mr. R. Krishnaswamy4, Ms. J. Krishnaswamy4, Ms. Pushpa Muralidharan4, Ms. Malathi Vinod4, Ms. Sangeeta Sabharwal5, Mr. Kartik Sabharwal5, Mr. Arnav Sabharwal5 and Mr. Sanjiv Sabharwal5.

1.	Identified as related party effective from January 19, 2016.

2.	Identified as related party effective from July 28, 2016.

3.	Identified as related party effective from February 1, 2017.

4.	Mr. K. Ramkumar ceased to be the whole-time director of the Bank effective from April 30, 2016.

5.	Mr. Rajiv Sabharwal ceased to be the whole-time director of the Bank effective from January 31, 2017.

II. Transactions with related parties

The following table sets forth, the significant transactions between the Group and its related parties for the periods indicated.

Rs. in million

Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Interest income
Associates/others	188.8	118.5
Key management personnel	10.7	1.6
Relatives of key management personnel	0.2	0.8
Total	199.7	120.9

Fee, commission and other income
Associates/others	26.0	21.1
Key management personnel	2.4	0.3
Relatives of key management personnel	0.0[1]	0.1
Total	28.4	21.5

Commission income on guarantees issued
Associates/others	0.0[1]	--
Key management personnel	--	--
Relatives of key management personnel	--	--
Total	0.0[1]	--

Particulars	Year ended March 31, 2017	Year ended March 31, 2016

Insurance premium received
Associates/others	52.8	42.1
Key management personnel	4.0	3.3
Relatives of key management personnel	3.1	2.0
Total	59.9	47.4

Income on custodial services
Associates/others	1.1	1.5
Key management personnel	--	--
Relatives of key management personnel	--	--
Total	1.1	1.5

Recovery of lease of premises, common corporate and facilities expenses
Associates/others	96.5	87.1
Key management personnel	--	--
Relatives of key management personnel	--	--
Total	96.5	87.1

Recovery of secondment of employees
Associates/others	8.0	10.7
Key management personnel	--	--
Relatives of key management personnel	--	--
Total	8.0	10.7

Interest expenses
Associates/others	15.6	97.6
Key management personnel	6.7	3.8
Relatives of key management personnel	2.9	3.3
Total	25.2	104.7

Remuneration to whole-time directors[2]
Associates/others	--	--
Key management personnel	223.5	219.0
Relatives of key management personnel	--	--
Total	223.5	219.0

Reimbursement of expenses to related parties
Associates/others	0.2	--
Key management personnel	--	--
Relatives of key management personnel	--	--
Total	0.2	--

Insurance claims paid
Associates/others	5.6	22.1
Key management personnel	--	--
Relatives of key management personnel	--	--
Total	5.6	22.1

Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Brokerage, fee and other expenses
Associates/others	6,248.2	5,338.7
Key management personnel	--	--
Relatives of key management personnel	--	--
Total	6,248.2	5,338.7

Donation given
Associates/others	975.9	861.6
Key management personnel	--	--
Relatives of key management personnel	--	--
Total	975.9	861.6

Dividend paid
Associates/others	--	--
Key management personnel	18.1	13.8
Relatives of key management personnel	0.0[1]	0.0[1]
Total	18.1	13.8

Investments in the securities issued by related parties
Associates/others	9,759.5	4,242.0
Key management personnel	--	--
Relatives of key management personnel	--	--
Total	9,759.5	4,242.0

Redemption/buyback of securities
Associates/others	267.7	899.4
Key management personnel	--	--
Relatives of key management personnel	--	--
Total	267.7	899.4
1.	Insignificant amount.

2.	Excludes the perquisite value on account of employee stock options exercised.

III.       Material transactions with related parties

The following table sets forth for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

Rs. in million

Particulars		Year ended March 31, 2017	Year ended March 31, 2016
Interest income
1	India Infradebt Limited	153.9	70.2
2	ICICI Merchant Services Private Limited	34.9	48.1

Fee, commission and other income
1	India Infradebt Limited	22.2	17.2
2	ICICI Merchant Services Private Limited	3.7	3.4

Commission income on guarantees issued
1	NIIT Institute of Finance Banking and Insurance Training Limited	0.0[1]	--

Insurance premium received
1	ICICI Foundation for Inclusive Growth	30.2	22.5

Particulars	Year ended March 31, 2017	Year ended March 31, 2016
2	FINO PayTech Limited[2]	16.7	13.3

Income on custodial services
1	India Advantage Fund-III	0.6	0.8
2	India Advantage Fund-IV	0.5	0.6

Recovery of lease of premises, common corporate and facilities expenses
1	ICICI Foundation for Inclusive Growth	58.3	57.1
2	FINO PayTech Limited[2]	31.9	23.2

Recovery of secondment of employees
1	I-Process Services (India) Private Limited	8.0	7.5
2	ICICI Foundation for Inclusive Growth	--	3.2

Interest expenses
1	India Infradebt Limited	11.1	88.0
2	Ms. Chanda Kochhar	5.3	1.8

Remuneration to whole-time directors[3]
1	Ms. Chanda Kochhar	58.7	68.8
2	Mr. N. S. Kannan	40.7	47.2
3	Ms. Vishakha Mulye[4]	36.7	10.1
4	Mr. Vijay Chandok[5]	26.1	N.A.
5	Mr. Anup Bagchi[6]	8.5	N.A.
6	Mr. K. Ramkumar[7]	11.1	48.1
7	Mr. Rajiv Sabharwal[8]	41.7	44.8

Reimbursement of expenses to related parties
1	NIIT Institute of Finance Banking and Insurance Training Limited	0.2	--

Insurance claims paid
1	FINO PayTech Limited[2]	4.3	12.7
2	Akzo Nobel India Limited[9]	1.2	9.2

Brokerage, fees and other expenses
1	I-Process Services (India) Private Limited	3,646.6	2,915.9
2	ICICI Merchant Services Private Limited	2,432.1	2,341.3

Donation given
1	ICICI Foundation for Inclusive Growth	975.9	861.6

Dividend paid
1	Ms. Chanda Kochhar	11.7	11.1
2	Mr. N. S. Kannan	2.4	2.1
3	Ms. Vishakha Mulye[4]	2.6	--
4	Mr. Vijay Chandok[5]	--	N.A.
5	Mr. Anup Bagchi[6]	--	N.A.
6	Mr. Rajiv Sabharwal[8]	1.4	0.6

Investments in the securities issued by related parties
1	India Infradebt Limited	9,759.5	4,242.0

Redemption/buyback of securities
1	India Advantage Fund-IV	168.1	445.8
2	India Advantage Fund-III	99.6	453.6
1.	Insignificant amount.

2.	FINO PayTech Limited ceased to be a related party effective from January 5, 2017.

3.	Excludes the perquisite value on account of employee stock options exercised.

4.	Identified as related party effective from January 19, 2016.

5.	Identified as related party effective from July 28, 2016.

6.	Identified as related party effective from February 1, 2017.

7.	Mr. K. Ramkumar ceased to be the whole-time director of the Bank effective from April 30, 2016.

8.	Mr. Rajiv Sabharwal ceased to be the whole-time director of the Bank effective from January 31, 2017.

9.	Akzo Nobel India Limited ceased to be a related party effective from April 30, 2016.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

IV.       Related party outstanding balances

The following table sets forth for the periods indicated, the balance payable to/receivable from related parties.

Rs. in million

Items	At March 31, 2017	At March 31, 2016
Deposits with the Group
Associates/others	3,749.2	1,004.3
Key management personnel	145.2	35.8
Relatives of key management personnel	56.2	63.6
Total	3,950.6	1,103.7

Payables
Associates/others	731.4	730.4
Key management personnel	0.0[1]	--
Relatives of key management personnel	0.0[1]	--
Total	731.4	730.4

Investments of the Group in related parties
Associates/others	7,112.8	5,362.6
Key management personnel	--	--
Relatives of key management personnel	--	--
Total	7,112.8	5,362.6

Investments of related parties in the Group
Associates/others	--	--
Key management personnel	8.7	7.2
Relatives of key management personnel	0.0[1]	0.0[1]
Total	8.7	7.2

Advances
Associates/others	--	0.4
Key management personnel	204.0	54.7
Relatives of key management personnel	0.9	7.9
Total	204.9	63.0

Receivables
Associates/others	61.0	37.5
Key management personnel	--	--
Relatives of key management personnel	--	--
Total	61.0	37.5

Guarantees issued by the Group
Associates/others	7.7	0.5
Key management personnel	--	--
Relatives of key management personnel	--	--
Total	7.7	0.5
1.	Insignificant amount.

2.	At March 31, 2017, 31,201,400 (March 31, 2016: 29,811,500) employee stock options for key management personnel were outstanding.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

3.	During the year ended March 31, 2017, 1,014,300 (March 31, 2016: 723,500) employee stock options with total exercise price of Rs. 170.9 million (March 31, 2016: Rs. 75.3 million) were exercised by key management personnel.

V.       Related party maximum balances

The following table sets forth, the maximum balance payable to/receivable from related parties during the year ended March 31, 2017.

Rs. in million

Items	Year ended March 31, 2017	Year ended March 31, 2016
Deposits with the Group
Key management personnel	293.7	192.8
Relatives of key management personnel	62.3	93.7

Payables[1]
Key management personnel	0.1	0.0[2]
Relatives of key management personnel	0.0[2]	0.0[2]

Investments of related parties in the Group[1]
Key management personnel	9.1	7.2
Relatives of key management personnel	0.0[2]	0.0[2]

Advances
Key management personnel	206.7	55.3
Relatives of key management personnel	8.6	15.0
1.	Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.

2.	Insignificant amount.

3.    Employee Stock Option Scheme (ESOS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options in line with SEBI regulations. Under the stock option scheme, eligible employees are entitled to apply for equity shares. In April 2016, exercise period was modified from 10 years from the date of grant or five years from the date of vesting, whichever is later, to 10 years from the date of vesting of options. The exercise price of the Bank’s options, except mentioned below, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. Hence, there was no compensation cost based on intrinsic value of options.

Options granted after March, 2014 vest in a graded manner over a three-year period with 30%, 30%, and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which will vest to the extent of 50% on April 30, 2017 and the balance on April 30, 2018 and in September 2015 which will vest to the extent of 50% on April 30, 2018 and 50% on April 30, 2019. However, for the options granted in September 2015, if the participant’s employment terminates due to retirement (including pursuant to any early/voluntary retirement scheme), the whole of the unvested options would lapse.

Options granted prior to March, 2014 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

grant. Options granted in April, 2009 vest in a graded manner over a five-year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September, 2011 vest in a graded manner over a five-years period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant.

In February 2011, the Bank granted 15,175,000 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of Rs. 193.40. Of these options granted, 50% vested on April 30, 2014 and the balance 50% vested on April 30, 2015. Based on intrinsic value of options, compensation cost of Nil was recognised during the year ended March 31, 2017 (March 31, 2016: Rs. 0.8 million).

If the Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2017 would have been higher by Rs. 5,107.5 million (March 31, 2016: Rs. 3,726.5 million) including additional cost of Rs. 1,393.1 million (March 31, 2016: Nil) due to change in exercise period and proforma profit after tax would have been Rs. 92,903.4 million (March 31, 2016: Rs. 93,536.3 million). Additional cost of Rs. 1,393.1 million at the date of modification reflects the difference between fair value of option calculated as per revised exercise period and fair value of option calculated as per original exercise period. On a proforma basis, the Bank’s basic and diluted earnings per share would have been Rs. 15.97 (March 31, 2016: Rs. 16.11) and Rs. 15.90 (March 31, 2016: Rs. 16.02) respectively.

The key assumptions used to estimate the fair value of options granted during the year ended March 31, 2017 are given below.

Risk-free interest rate	7.43% to 7.77%
Expected life	3.89 to 5.89 years
Expected volatility	32.03% to 33.31%
Expected dividend yield	2.04% to 2.15%

Risk free interest rates over the expected term of the option are based on the government securities yield in effect at the time of the grant. The expected term of an option is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option. Expected term of option is estimated based on the historical stock option exercise pattern of the Bank. Expected volatility during the estimated expected term of the option is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares. Expected dividends during the estimated expected term of the option are based on recent dividend activity.

The weighted average fair value of options granted during the year ended March 31, 2017 is Rs. 84.39 (March 31, 2016: Rs. 100.50).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, the summary of the status of the Bank’s stock option plan.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2017		Year ended March 31, 2016
	Number of options	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	191,624,565	236.36	148,433,700	205.02
Add: Granted during the year	33,378,300	244.30	64,904,500	289.28
Less: Lapsed during the year, net of re-issuance	9,189,995	266.53	4,189,850	260.67
Less: Exercised during the year	9,707,705	182.60	17,523,785	161.16
Outstanding at the end of the year	206,105,165	238.83	191,624,565	236.36
Options exercisable	109,556,465	214.56	89,788,515	198.08

The following table sets forth, the summary of stock options outstanding at March 31, 2017.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
60-99	2,140,950	86.99	5.93
100-199	53,491,375	180.97	5.64
200-299	120,115,440	249.76	9.93
300-399	30,357,400	308.26	10.15

The following table sets forth, the summary of stock options outstanding at March 31, 2016.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
60-99	2,556,700	86.96	3.03
100-199	60,755,715	180.24	3.65
200-299	96,037,150	251.67	7.85
300-399	32,275,000	308.26	9.08

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2017 was Rs. 257.82 (March 31, 2016: Rs. 273.37).

ICICI Life:

ICICI Prudential Life Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2017 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, there would not have been any incremental compensation cost for the year ended March 31, 2017 (for the year ended March 31, 2016: Nil).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2017		Year ended March 31, 2016
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	5,999,175	233.72	7,057,417	232.45
Add: Granted during the year	--	--	--	--
Less: Forfeited/lapsed during the year	578,575	396.80	559,175	329.58
Less: Exercised during the year	3,021,762	108.33	499,067	108.40
Outstanding at the end of the year	2,398,838	352.49	5,999,175	233.72
Options exercisable	2,398,838	352.49	5,999,175	233.72

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2017.

Range of exercise price (Rs. per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
100-299	422,113	130.00	3.1
300-400	1,976,725	400.00	1.1

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2016.

Range of exercise price (Rs. per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
30-99	1,006,225	64.91	2.9
100-299	2,445,850	130.00	4.1
300-400	2,547,100	400.00	2.1

ICICI General:

ICICI Lombard General Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2017 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, there would not have been any incremental compensation cost for the year ended March 31, 2017 (for the year ended March 31, 2016: Nil).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2017		Year ended March 31, 2016
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	7,004,248	113.71	8,121,462	109.32
Add: Granted during the year	--	--	--	--
Less: Forfeited/ lapsed during the year	78,000	193.85	200,200	148.90
Less: Exercised during the year	3,745,924	101.75	917,014	67.12
Outstanding at the end of the year	3,180,324	125.83	7,004,248	113.71
Options exercisable	3,180,324	125.83	7,004,248	113.71

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2017.

Range of exercise price (Rs. per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
35-99	1,034,824	60.42	2.78
100-200	2,145,500	157.38	2.41

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2016.

Range of exercise price (Rs. per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
35-99	3,251,898	57.23	3.50
100-200	3,752,350	162.66	3.03

If the Group had used the fair value of options based on the binomial tree model, the compensation cost for the year ended March 31, 2017 would have been higher by Rs. 4,926.5 million (March 31, 2016: Rs. 3,585.0 million) including additional cost of Rs. 1,369.2 million (March 31, 2016: Nil) due to change in exercise period and the proforma consolidated profit after tax would have been Rs. 96,957.3 million (March 31, 2016: Rs. 98,214.6 million). On a proforma basis, the Group’s basic earnings per share would have been Rs. 16.66 (March 31, 2016: Rs. 16.91) and diluted earnings per share would have been Rs. 16.59 (March 31, 2016: Rs. 16.80).

4.    Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

Rs. in million

Particulars	At March 31, 2017	At March 31, 2016
At cost at March 31 of preceding year	17,803.2	15,735.1
Additions during the year	2,628.2	2,507.7
Deductions during the year	(82.8)	(439.6)
Depreciation to date	(15,941.1)	(13,615.4)
Net block	4,407.5	4,187.8

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

5.    Assets on lease

Assets taken under operating lease

The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.

Rs. in million

Particulars	At March 31, 2017	At March 31, 2016
Not later than one year	455.2	470.7
Later than one year and not later than five years	1,385.9	1,195.4
Later than five years	353.7	568.8
Total	2,194.8	2,234.9

  The terms of renewal are those normally prevalent in similar agreements and there are no undue restrictions in the agreements.

6.      Preference shares

Certain government securities amounting to Rs. 3,219.6 million at March 31, 2017 (March 31, 2016: Rs. 3,189.8 million) have been earmarked against redemption of preference shares issued by the Bank, which fall due for redemption on April 20, 2018, as per the original terms of the issue.

7.	Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in profit and loss account.

Rs. in million

Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Provision for depreciation of investments	9,364.2	2,985.1
Provision towards non-performing and other assets[1]	157,453.2	77,188.6
Provision towards income tax
- Current	31,375.6	67,365.4
- Deferred	(6,685.4)	(33,590.4)
Provision towards wealth tax	--	0.2
Collective contingency and related reserve	--	36,000.0
Other provisions and contingencies[2]	(992.6)	6,880.3
Total provisions and contingencies	190,515.0	156,829.2
1.	During the year ended March 31, 2017, the Bank has utilised an amount of Rs. 36,000.0 million from collective contingency and related reserve.

2.	Includes reversal of general provision towards standard assets amounting to Rs. 3,733.8 million (March 31, 2016: provision made Rs. 3,175.6 million).

The Group has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long term contracts. In accordance with the provisions of Accounting Standard - 29 on ‘Provisions, Contingent Liabilities and Contingent Assets’, the Group recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Group does not expect the outcome of these proceedings to have a materially adverse effect on its financial results. For insurance contracts booked in its life insurance subsidiary, reliance has been placed on the Appointed Actuary for actuarial valuation of “liabilities for policies in force”. The Appointed Actuary has confirmed that the assumptions used in valuation of liabilities for policies in force are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

8.	Staff retirement benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

Rs. in million

Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Opening obligations	14,191.6	12,999.9
Service cost	253.7	251.0
Interest cost	1,116.5	1,034.7
Actuarial (gain)/loss	2,436.0	1,594.7
Liabilities extinguished on settlement	(1,182.5)	(1,554.0)
Benefits paid	(128.4)	(134.7)
Obligations at the end of year	16,686.9	14,191.6

Opening plan assets, at fair value	13,191.6	10,103.4
Expected return on plan asset	1,143.2	902.9
Actuarial gain/(loss)	589.5	(4.1)
Assets distributed on settlement	(1,313.9)	(1,726.7)
Contributions	3,406.1	4,050.8
Benefits paid	(128.4)	(134.7)
Closing plan assets, at fair value	16,888.1	13,191.6

Fair value of plan assets at the end of the year	16,888.1	13,191.6
Present value of defined benefit obligations at the end of the year	(16,686.9)	(14,191.6)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on ‘employee benefits’)	(68.4)	--
Asset/(liability)	132.8	(1,000.0)

Cost[1]
Service cost	253.7	251.0
Interest cost	1,116.5	1,034.7
Expected return on plan assets	(1,143.2)	(902.9)
Actuarial (gain)/loss	1,846.5	1,598.8
Curtailments & settlements (gain)/loss	131.4	172.7
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	68.4	--
Net cost	2,273.3	2,154.3
Actual return on plan assets	1,732.7	898.8
Expected employer’s contribution next year	3,000.0	3,000.0

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million

Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Investment details of plan assets
Insurer Managed Funds	0.80%	1.04%
Government of India securities	47.80%	48.64%
Corporate Bonds	39.38%	43.23%
Equity securities in listed companies	6.02%	2.48%
Others	6.00%	4.61%

Assumptions
Discount rate	6.75%	7.95%
Salary escalation rate:
On Basic Pay	1.50%	1.50%
On Dearness Relief	7.00%	7.00%
Estimated rate of return on plan assets	8.00%	8.00%
1.	Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Estimated rate of return on plan assets is based on our expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
Plan assets	16,888.1	13,191.6	10,103.4	9,018.8	9,526.8
Defined benefit obligations	(16,686.9)	(14,191.6)	(12,999.9)	(10,209.9)	(10,392.5)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	(68.4)	--	--	--	--
Surplus/(deficit)	132.8	(1,000.0)	(2,896.5)	(1,191.1)	(865.7)
Experience adjustment on plan assets	589.5	(4.1)	104.7	(29.1)	102.3
Experience adjustment on plan liabilities	(80.0)	1,503.4	1,271.2	2,549.6	1,525.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

Rs. in million

Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Defined benefit obligation liability
Opening obligations	9,389.8	8,470.2
Add: Adjustment for exchange fluctuation on opening obligation	(2.7)	4.4
Adjusted opening obligations	9,387.1	8,474.6
Service cost	954.6	834.9
Interest cost	745.5	677.5
Actuarial (gain)/loss	1,016.1	221.0
Past service cost	--	--
Obligations transferred from/to other companies	17.4	8.7
Benefits paid	(948.1)	(826.9)
Obligations at the end of year	11,172.6	9,389.8

Opening plan assets, at fair value	8,361.6	7,862.7
Expected return on plan assets	632.3	597.1
Actuarial gain/(loss)	542.2	(398.1)
Contributions	1,838.0	1,118.1
Assets transfer from/to other companies	17.4	8.7
Benefits paid	(948.1)	(826.9)
Closing plan assets, at fair value	10,443.4	8,361.6

Fair value of plan assets at the end of the year	10,443.4	8,361.6
Present value of the defined benefit obligations at the end of the year	(11,172.6)	(9,389.8)
Unrecognised past service cost	--	--
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	--	--
Asset/(liability)	(729.2)	(1,028.2)

Cost for the year[1]
Service cost	954.6	834.9
Interest cost	745.5	677.5
Expected return on plan assets	(632.3)	(597.1)
Actuarial (gain)/loss	473.9	619.1
Past service cost	--	--
Losses/(gains) on "Acquisition/Divestiture"	--	--
Exchange fluctuation loss/(gain)	(2.7)	4.3
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	--	--
Net cost	1,539.0	1,538.7

Actual return on plan assets	1,174.2	199.0
Expected employer’s contribution next year	1,838.0	745.0

Investment details of plan assets
Insurer managed funds	18.03%	23.19%
Government of India securities	16.15%	25.77%
Corporate bonds	42.56%	20.06%
Special Deposit schemes	2.79%	3.48%
Equity	12.23%	11.22%
Others	8.24%	16.28%

Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Assumptions
Discount rate	6.75% -7.55%	7.50%-8.05%
Salary escalation rate	7.00% -10.00%	7.00%-10.00%
Estimated rate of return on plan assets	7.50% -8.00%	7.50%-8.50%
1.	Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Estimated rate of return on plan assets is based on the expectation of the average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014	Year ended March 31, 2013
Plan assets	10,443.4	8,361.6	7,862.7	6,744.3	6,394.9
Defined benefit obligations	(11,172.6)	(9,389.8)	(8,470.2)	(7,252.6)	(6,887.3)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	--	--	--	(0.1)	(0.5)
Surplus/(deficit)	(729.2)	(1,028.2)	(607.5)	(508.4)	(492.9)
Experience adjustment on plan assets	542.2	(398.1)	699.4	(8.4)	51.0
Experience adjustment on plan liabilities	269.8	171.4	70.6	308.7	216.0

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

As there is no liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Group has not made any provision for the year ended March 31, 2017 (March 31, 2016: Nil).

The following tables set forth, for the periods indicated, movement of present value of the defined benefit obligation, fair value of plan assets and other details for provident fund of the Group.

Rs. in million

Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Opening obligations	23,209.5	20,683.7
Service cost	1,225.8	1,044.9
Interest cost	1,800.7	1,614.4
Actuarial (gain)/loss	310.6	252.5
Employees contribution	2,379.6	2,150.8
Obligations transferred from/to other companies	141.0	68.1
Benefits paid	(2,868.4)	(2,604.9)
Obligations at end of the year	26,198.8	23,209.5

Opening plan assets	23,209.5	20,683.7
Expected return on plan assets	2,119.6	1,839.8
Actuarial gain/(loss)	(8.3)	27.1
Employer contributions	1,225.8	1,044.9
Employees contributions	2,379.6	2,150.8
Assets transfer from/to other companies	141.0	68.1
Benefits paid	(2,868.4)	(2,604.9)
Closing plan assets	26,198.8	23,209.5
Plan assets at the end of the year	26,198.8	23,209.5
Present value of the defined benefit obligations at the end of the year	(26,198.8)	(23,209.5)
Asset/(liability)	--	--

Particulars	Year ended March 31, 2017	Year ended March 31, 2016
Cost for the year[1]
Service cost	1,225.8	1,044.9
Interest cost	1,800.7	1,614.4
Expected return on plan assets	(2,119.6)	(1,839.8)
Actuarial (gain)/loss	318.9	225.4
Net cost	1,225.8	1,044.9

Actual return on plan assets	2,111.3	1,866.9
Expected employer's contribution next year	1,313.0	1,119.3

Investment details of plan assets
Government of India securities	43.93%	42.48%
Corporate Bonds	49.50%	52.49%
Special deposit scheme	2.08%	2.35%
Others	4.49%	2.67%

Assumptions
Discount rate	6.75%-7.45%	7.65%-7.95%
Expected rate of return on assets	7.90%-9.09%	8.22%-9.03%
Discount rate for the remaining term to maturity of investments	7.00%-7.20%	7.68%-7.95%
Average historic yield on the investment	8.20%-8.99%	8.14%-9.01%
Guaranteed rate of return	8.65%	8.75%
1.	Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
Plan assets	26,198.8	23,209.5	20,683.7	18,352.7
Defined benefit obligations	(26,198.8)	(23,209.5)	(20,683.7)	(18,356.2)
Amount not recognised as an asset (limit in para 59(b) AS 15 on ‘employee benefits’)	--	--	--	--
Surplus/(deficit)	--	--	--	(3.5)
Experience adjustment on plan assets	(8.3)	27.1	347.0	(136.3)
Experience adjustment on plan liabilities	310.5	252.5	325.7	(9.9)

The Group has contributed Rs. 2,432.9 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2017 (March 31, 2016: Rs. 2,167.6 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

9.	Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2017 amounted to Rs. 24,690.2 million (March 31, 2016: Rs. 33,775.0 million).

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all international transactions are at arm’s length so that the above legislation will not have material impact on the financial statements.

10.	Deferred tax

At March 31, 2017, the Group has recorded net deferred tax asset of Rs. 56,128.0 million (March 31, 2016: Rs. 49,611.9 million), which have been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million

Particulars	At March 31, 2017	At March 31, 2016
Deferred tax asset
Provision for bad and doubtful debts	79,581.1	70,339.8
Capital loss	--	--
Foreign currency translation reserve[1]	5,721.3	5,877.5
Others	6,231.6	6,232.7
Total deferred tax asset	91,534.0	82,450.0
Deferred tax liability
Special reserve deduction	27,811.3	26,632.2
Mark-to-market gains[1]	354.0	715.4
Depreciation on fixed assets	5,354.0	5,329.4
Interest on refund of taxes[1]	1,559.6	--
Others	327.1	161.1
Total deferred tax liability	35,406.0	32,838.1
Total net deferred tax asset/(liability)	56,128.0	49,611.9

1. These items are considered in accordance with the requirements of Income Computation and Disclosure Standards.

During the year ended March 31, 2017, pursuant to the press release dated July 6, 2016 issued by the Ministry of Finance, the tax provision and corresponding deferred tax created for the year ended March 31, 2016 was reversed on account of Income Computation and Disclosure Standards (ICDS). As the ICDS are applicable from the year ended March 31, 2017, the tax provision and deferred tax for the year ended March 31, 2017 have been computed after considering their impact.

11.	Information about business and geographical segments

A.	Business Segments

The business segments of the Group have been presented as follows:

i.     Retail banking includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”. This segment also includes income from credit cards, debit cards, third party product distribution and associated cost.

ii. Wholesale banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail banking.

iii. Treasury includes the entire investment and derivative portfolio of the Bank, ICICI Equity Fund (upto September 30, 2015) and ICICI Strategic Investments Fund.

iv. Other banking includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

v. Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

vi. General insurance represents results of ICICI Lombard General Insurance Company Limited.

vii. Others includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited,

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

ICICI Trusteeship Services Limited, I-Ven Biotech Limited (upto December 31, 2015) and ICICI Prudential Pension Funds Management Company Limited.

Income, expenses, assets and liabilities are either specifically identified with individual segments or are allocated to segments on a systematic basis.

All liabilities of the Bank are transfer priced to a central treasury unit, which pools all funds and lends to the business units at appropriate rates based on the relevant maturity of assets being funded after adjusting for regulatory reserve requirements.

The transfer pricing mechanism of the Bank is periodically reviewed. The segment results are determined based on the transfer pricing mechanism prevailing for the respective reporting periods.

The results of reported segments for the year ended March 31, 2017 are not comparable with that of reported segments for the year ended March 31, 2016 to the extent new entities have been consolidated and entities that have been discontinued from consolidation.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, the business segment results for the year ended March 31, 2017.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	453,911.8	306,405.7	542,908.7	38,400.8	270,526.5	84,339.3	55,312.1	(617,828.6)	1,133,976.3
2	Segment results	53,853.0	(74,341.1)	120,814.5	3,021.7	17,848.6	9,101.0	21,764.3	(13,968.5)	138,093.5
3	Unallocated expenses									--
4	Operating profit (2) – (3)									138,093.5
5	Income tax expenses (net)/(net deferred tax credit)									24,690.2
6	Net profit [1] (4) – (5)									113,403.3
	Other information
7	Segment assets	2,136,950.4	2,612,652.8	2,748,508.8	643,246.1	1,244,377.1	230,609.9	257,375.8	(132,377.1)	9,741,343.8
8	Unallocated assets[2]									119,082.8
9	Total assets (7) + (8)									9,860,426.6
10	Segment liabilities	3,678,085.9	1,495,191.4	2,511,263.2[3]	568,308.2[3]	1,247,425.2[3]	233,508.8[3]	259,021.0[3]	(132,377.1)[3]	9,860,426.6
11	Unallocated liabilities									--
12	Total liabilities (10) + (11)									9,860,426.6
13	Capital expenditure	6,547.3	616.2	19.4	77.5	4,324.1	629.5	333.3	--	12,547.3
14	Depreciation	6,396.2	1,108.6	15.6	145.0	578.3	547.6	341.5	(16.4)	9,116.4
1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net), deferred tax asset (net).

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, the business segment results for the year ended March 31, 2016.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	391,878.0	328,923.5	483,414.5	39,343.1	231,798.6	66,995.2	46,484.7	(574,879.1)	1,013,958.5
2	Segment results	38,977.4	(12,454.3)	86,162.7	6,790.0	17,715.8	7,076.9	14,251.9	(15,476.3)	143,044.1
3	Unallocated expenses									--
4	Operating profit (2) – (3)									143,044.1
5	Income tax expenses (net)/(net deferred tax credit)									33,775.2
6	Net profit [1] (4) – (5)									109,268.9
	Other information
7	Segment assets	1,724,805.5	2,663,659.1	2,580,816.4	799,535.9	1,046,996.2	153,745.8	279,392.0	(146,320.0)	9,102,630.9
8	Unallocated assets[2]									84,931.1
9	Total assets (7) + (8)									9,187,562.0
10	Segment liabilities	3,133,932.7	1,197,853.2	2,764,452.7[3]	750,871.6[3]	1,048,622.5[3]	156,758.4[3]	281,390.9[3]	(146,320.0)[3]	9,187,562.0
11	Unallocated liabilities									--
12	Total liabilities (10) + (11)									9,187,562.0
13	Capital expenditure	6,474.5	937.0	11.2	166.9	539.4	464.5	351.8	--	8,945.3
14	Depreciation	5,718.9	1,016.3	14.9	327.1	455.4	565.4	349.6	(16.5)	8,431.1
1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net), deferred tax asset (net).

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

B.	Geographical segments

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

The following tables set forth, for the periods indicated, the geographical segment results.

Rs. in million

Revenue	Year ended March 31, 2017	Year ended March 31, 2016
Domestic operations	1,059,385.7	932,781.3
Foreign operations	74,590.6	81,177.2
Total	1,133,976.3	1,013,958.5

Rs. in million

Assets	At March 31, 2017	At March 31, 2016
Domestic operations	8,303,117.5	7,321,480.0
Foreign operations	1,438,226.3	1,781,150.9
Total	9,741,343.8	9,102,630.9

Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

Rs. in million

Particulars	Capital expenditure incurred during the		Depreciation provided during the
	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2017	Year ended March 31, 2016
Domestic operations	12,437.2	8,687.2	8,958.2	8,270.7
Foreign operations	110.1	258.1	158.2	160.4
Total	12,547.3	8,945.3	9,116.4	8,431.1

12.	Penalties/fines imposed by banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2017 was Nil (March 31, 2016: Nil).

13.	Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2017 (Pursuant to Schedule III of the Companies Act, 2013)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	95.5%	999,510.7	96.2%	98,010.9

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.9%	9,435.2	4.0%	4,116.0
ICICI Securities Limited	0.5%	4,850.5	3.3%	3,376.1
ICICI Home Finance Company Limited	1.5%	16,071.7	1.8%	1,832.6
ICICI Trusteeship Services Limited	0.0%[2]	5.9	0.0%[2]	0.6
ICICI Investment Management Company Limited	0.0%[2]	108.9	(0.0%)[2]	(6.6)
ICICI Venture Funds Management Company Limited	0.2%	2,068.3	0.1%	92.7
ICICI Prudential Life Insurance Company Limited	6.1%	64,080.4	16.5%	16,822.3
ICICI Lombard General Insurance Company Limited	4.2%	44,025.4	6.9%	7,018.8
ICICI Prudential Trust Limited	0.0%[2]	13.0	0.0%[2]	0.5
ICICI Prudential Asset Management Company Limited	0.7%	7,331.7	4.7%	4,804.7
ICICI Prudential Pension Funds Management Company Limited	0.0%[2]	269.9	(0.0%)[2]	(5.7)
Foreign
ICICI Bank UK PLC	3.3%	34,580.0	(1.1%)	(1,078.8)
ICICI Bank Canada	2.9%	30,459.7	(1.7%)	(1,686.4)
ICICI International Limited	0.0%[2]	87.7	(0.0%)[2]	(4.2)
ICICI Securities Holdings Inc.	0.0%[2]	127.0	(0.0%)[2]	(0.0) [2]
ICICI Securities Inc.	0.0%[2]	135.9	0.0%[2]	10.2

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.0%[2]	227.2	0.1%	95.5
Foreign
NIL	--	--	--	--

Minority interests	(4.6%)	(48,653.1)	(11.3%)	(11,519.4)

Associates
Indian
Fino PayTech Limited	--	--	(0.0%)[2]	(14.9)
I-Process Services (India) Private Limited	--	--	(0.0%)[2]	(5.0)
NIIT Institute of Finance Banking and Insurance Training Limited	--	--	(0.0%)[2]	(4.2)
ICICI Merchant Services Private Limited	--	--	--	--
India Infradebt Limited	--	--	0.1%	149.1
India Advantage Fund III	--	--	(0.1%)	(91.0)
India Advantage Fund IV	--	--	(0.1%)	(75.8)
Foreign
NIL	--	--	--	--

Joint Ventures
NIL	--	--	--	--

Inter-company adjustments	(11.2%)	(118,416.0)	(19.4%)	(19,954.2)

TOTAL	100.0%	1,046,320.0	100.0%	101,883.8

1. Total assets minus total liabilities.

2. Insignificant

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Additional information to consolidated accounts at March 31, 2016 (Pursuant to Schedule III of the Companies Act, 2013)

Rs. in million

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	95.4%	897,355.9	95.5%	97,262.9

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.9%	8,668.6	1.9%	1,954.7
ICICI Securities Limited	0.4%	3,942.3	2.3%	2,357.4
ICICI Home Finance Company Limited	1.6%	15,292.1	1.8%	1,798.5
ICICI Trusteeship Services Limited	0.0%[2]	5.3	0.0%[2]	0.5
ICICI Investment Management Company Limited	0.0%[2]	115.5	(0.0%)[2]	(18.5)
ICICI Venture Funds Management Company Limited	0.2%	1,975.6	(0.2%)	(212.3)
ICICI Prudential Life Insurance Company Limited	5.9%	55,116.6	16.2%	16,504.6
ICICI Lombard General Insurance Company Limited	3.7%	34,846.6	5.0%	5,074.5
ICICI Prudential Trust Limited	0.0%[2]	12.8	0.0%[2]	0.3
ICICI Prudential Asset Management Company Limited	0.7%	6,372.5	3.2%	3,256.9
ICICI Prudential Pension Funds Management Company Limited	0.0%[2]	255.6	(0.0%)[2]	(3.2)
Foreign
ICICI Bank UK PLC	3.8%	36,143.9	0.0%[2]	35.5
ICICI Bank Canada	4.0%	37,789.8	1.1%	1,120.5
ICICI International Limited	0.0%[2]	93.7	(0.0%)[2]	(4.8)
ICICI Securities Holdings Inc.	0.0%[2]	127.7	(0.5%)	(477.5)
ICICI Securities Inc.	0.0%[2]	128.9	0.0%[2]	28.3

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.1%	482.0	(0.1%)	(108.7)
Foreign
NIL	--	--	--	--

Minority interests	(3.6%)	(33,556.4)	(7.3%)	(7,469.3)

Associates
Indian
Fino PayTech Limited	--	--	0.0%[2]	13.7
I-Process Services (India) Private Limited	--	--	(0.0%)[2]	(4.4)
NIIT Institute of Finance Banking and Insurance Training Limited	--	--	0.0%[2]	12.2
ICICI Merchant Services Private Limited	--	--	0.0%[2]	0.0
India Infradebt Limited	--	--	0.1%	90.6
India Advantage Fund III	--	--	0.1%	79.5
India Advantage Fund IV	--	--	(0.0%)[2]	(17.6)
Foreign
NIL	--	--	--	--

Joint Ventures
NIL	--	--	--	--

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Inter-company adjustments	(13.1%)	(124,061.9)	(19.1%)	(19,474.7)

TOTAL	100.0%	941,107.1	100.0%	101,799.6

1. Total assets minus total liabilities.

2. Insignificant

14.	Sale of equity shareholding in insurance subsidiaries

During the year ended March 31, 2017, the Bank sold approximately 12.63% of its shareholding in ICICI Prudential Life Insurance Company Limited (ICICI Life) in the initial public offer (IPO) for a total consideration of Rs. 60,567.9 million. The consolidated financial results include a gain (before tax and after IPO related expenses) of Rs. 51,298.8 million on this sale.

During the year ended March 31, 2016, the Bank sold 6% shareholding in ICICI Life and 9% shareholding in ICICI Lombard General Insurance Company Limited (ICICI General). The consolidated financial results include a gain (before tax) of Rs. 16,148.8 million and Rs. 12,348.5 million respectively on this sale.

15.    Divergence in asset classification and provisioning for NPAs

In terms of the Reserve Bank of India circular no. DBR.BP.BC.No.63/21.04.018/2016-17 dated April 18, 2017, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI’s annual supervisory process in their notes to accounts to the financial statements.

The following table sets forth for the period indicated, details of divergence in the asset classification and provisioning of the Bank as per RBI’s annual supervisory process for the year ended March 31, 2016:

Rs. in million

Sr. No.	Particulars	At March 31, 2016
1.	Gross NPAs as reported by the Bank	262,212.5
2.	Gross NPAs as assessed by RBI[1]	313,258.6
3.	Divergence in gross NPAs (2)-(1)	51,046.1
4.	Net NPAs as reported by the Bank	129,630.8
5.	Net NPAs as assessed by RBI	169,968.9
6.	Divergence in net NPAs (5)-(4)	40,338.1
7.	Provisions for NPAs as reported by the Bank	132,581.7
8.	Provisions for NPAs as assessed by RBI[1]	143,289.7
9.	Divergence in provisioning (8)-(7)	10,708.0
10.	Reported net profit after tax of the Bank for the year ended March 31, 2016	97,262.9
11.	Adjusted (notional) net profit after tax of the Bank for the year ended March 31, 2016 after taking into account the divergence in provisioning[1]	90,260.7
1.	Excludes investment in shares of Rs. 1,071.9 million with an additional provision requirement of Rs. 168.0 million, and an impact of Rs. 109.9 million on net profit after tax for the year ended March 31, 2016.

The impact of changes in classification and provisioning arising out of the RBI’s annual supervisory process for the year ended March 31, 2016 have been fully given effect to in the audited financial statements of the Bank for the year ended March 31, 2017.

16.    Revaluation of fixed assets

The Bank and its housing finance subsidiary follow the revaluation model for its premises (land and buildings) as per AS 10 – ‘Property, Plant and Equipment’. The Bank had initially revalued its premises at March 31, 2016 and its housing finance subsidiary revalued its premises at March 31, 2017. In accordance with the policy, annual revaluation was carried out by the Bank through external valuers, using methodologies such as direct comparison method and income generation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2017 was Rs. 57,940.4 million (March 31, 2016:

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. 55,405.2 million) as compared to the historical cost less accumulated depreciation of Rs. 27,291.5 million (March 31, 2016: Rs. 27,230.5 million).

The Revaluation Reserve is not available for distribution of dividend.

17.        Specified bank notes

The disclosure requirement on specified bank notes is not applicable to banks, as clarified by RBI through its letter dated April 13, 2017. Disclosures by the subsidiary companies, wherever applicable, have been made in their respective financial statements.

18.        Proposed dividend and issue of bonus shares

Proposal to issue bonus shares

The Board of Directors at its meeting held on May 3, 2017 approved issue of bonus shares, in the proportion of 1:10, i.e. 1 (One) bonus equity share of Rs. 2 each for every 10 (Ten) fully paid-up equity shares held (including shares underlying ADS) as on the record date, subject to approval by the Members of the Company. Subsequent to the bonus issue, the ratio of ADSs to equity shares will remain unaffected and each ADS after the bonus issue will continue to represent two equity share of par value of Rs. 2 per share.

Proposed dividend- equity and preference shares

The Board of Directors of the Bank at its meeting held on May 3, 2017 has recommended a dividend of Rs. 2.50 per equity share for the year ended March 31, 2017 (March 31, 2016: Rs. 5.00 per equity share). The declaration and payment of dividend is subject to requisite approvals.

The Board of Directors of the Bank has also recommended a dividend of Rs. 100.00 per preference share for the year ended March 31, 2017 (March 31, 2016: Rs. 100.00 per preference share). The declaration and payment of dividend is subject to requisite approvals.

According to the revised AS 4 - ‘Contingencies and events occurring after the balance sheet date’ as notified by the Ministry of Corporate Affairs through amendments to Companies (Accounting Standards) Amendment Rules, 2016, the Bank has not accounted proposed dividend (including tax) as a liability for the year ended March 31, 2017. However, the Bank has reckoned proposed dividend in determining capital funds in computing capital adequacy ratio at March 31, 2017.

19.        Provision on Funded Interest Term Loan

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

20.	Additional disclosure

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view of the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

21.	Comparative figures

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

Capital reserve: Represents amount of gains on sale of securities classified as held to maturity and gains on sale of land and building, net of tax and transfer to statutory reserve.

Foreign currency translation reserve: Represents cumulative exchange differences arising from translation of financial statements of non-integral foreign operations.

Revaluation reserve: Represents reserve on revaluation of premises carried out by the Group.

Reserve fund: Represents appropriation made to reserve fund in accordance with regulations applicable to Sri Lanka branch of the Bank.

Revenue and other reserves: Represents reserves other than capital reserves and those separately classified.

Balance in profit and loss account: Represents the balance of profit after appropriations.

2.      Deposits

Deposits include demand deposits, which are non-interest bearing, and savings and time deposits, which are interest bearing.

The following table sets forth the residual contractual maturities of time deposits at March 31, 2017.

Rupees in million

Deposits maturing during the year ending March 31,
2018	2,037,943.0
2019	289,984.2
2020	134,636.9
2021	39,642.5
2022	44,308.6
Thereafter	21,359.5
Total time deposits	2,567,874.7

At March 31, 2017, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 1,335,843.9 million (March 31, 2016: Rs. 1,354,018.4 million).

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

The following table sets forth a listing of long-term debt at March 31, 2017, by maturity and interest rate profile.

Rupees in million

	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ending March 31,
2018	190,974.5	102,894.4	293,868.9
2019	91,891.5	82,864.2	174,755.7
2020	194,888.5	131,702.4	326,590.9
2021	189,054.1	36,051.5	225,105.6
2022	47,357.3	12,272.4	59,629.7
Thereafter	494,034.8	15,071.5	509,106.3
Total	1,208,200.7	380,856.4	1,589,057.1
Less: Unamortized debt issue costs			(720.5)
Total			1,588,336.6

Debt aggregating Nil (March 31, 2016: Rs. 5,132.2 million) is guaranteed by the Government of India. Long-term debt is denominated in various currencies. At March 31, 2017, long-term debt comprises Indian rupee debt of Rs. 649,321.5 million (March 31, 2016: Rs. 545,969.8 million) and foreign currency debt of Rs. 939,015.1 million (March 31, 2016: Rs. 1,053,488.0 million).

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.

Rupees in million

	At March 31, 2017
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors	519,317.5	9.1%	6.5% to 14.2%	5.6
Refinance from financial institutions	104,508.8	7.9%	7.6% to 8.9%	1.1
Borrowings from other banks	19,371.1	8.9%	8.0% to 9.6%	2.1
Fixed deposits	2,624.1	8.6%	7.1% to 9.9%	1.6
Preference shares	3,500.0	0.001%	0.001%	1.1
Total	649,321.5	8.9%		4.7

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

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.

Rupees in million

	At March 31, 2017
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	510,982.0	4.3%	0.7% to 7.0%	3.0
Other borrowings	428,033.1	2.0%	0.0% to 3.3%	1.9
Total	939,015.1	3.3%		2.5

Rupees in million

	At March 31, 2016
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	588,163.5	4.6%	1.0% to 7.3%	3.7
Other borrowings	465,324.5	1.8%	0.2% to 3.7%	2.3
Total	1,053,488.0	3.3%		3.1

See note on “Schedule 18B- Additional note- Selected information from Indian GAAP financials” for assets pledged as securities for borrowings.

4.      Cash and cash equivalents

Deposits with the Reserve Bank of India include Rs. 245,070.2 million (March 31, 2016: Rs. 200,606.3 million) maintained in accordance with the guidelines governing minimum cash reserve requirements at March 31, 2017. The balances maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

Deposits with other banks include Rs. 18,123.3 million (March 31, 2016: Rs. 16,920.4 million) towards deposits, which have maturities greater than 90 days.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

5.        Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.

Rupees in million

	At March 31, 2017				At March 31, 2016
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value

Held to maturity
Corporate debt securities	145,727.4	4,060.4	(171.9)	149,615.9	113,815.6	2,140.0	(102.5)	115,853.1
Government securities	1,064,995.1	31,997.3	(1,609.7)	1,095,382.7	1,088,019.9	15,255.3	(3,619.5)	1,099,655.7
Other debt securities	6,955.9	9.5	(0.1)	6,965.3	19,229.6	16.7	(0.7)	19,245.6
Total debt securities	1,217,678.4	36,067.2	(1,781.7)	1,251,963.9	1,221,065.1	17,412.0	(3,722.7)	1,234,754.4
Equity securities	558.8	..	..	558.8	563.8	..	..	563.8
Other securities	4,772.4	771.4	(193.1)	5,350.7	4,387.8	988.2	(139.3)	5,236.7
Total	1,223,009.6	36,838.6	(1,974.8)	1,257,873.4	1,226,016.7	18,400.2	(3,862.0)	1,240,554.9

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2017				At March 31, 2016
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available for sale
Corporate debt securities	73,836.0	2,198.3	(368.6)	75,665.7	118,778.3	2,200.6	(1,101.7)	119,877.2
Government securities	287,716.3	1,136.9	(47.8)	288,805.4	246,801.2	611.3	(23.2)	247,389.3
Other debt securities	166,708.7	1,188.8	(494.8)	167,402.7	110,433.7	1,436.2	(662.0)	111,207.9
Total debt securities	528,261.0	4,524.0	(911.2)	531,873.8	476,013.2	4,248.1	(1,786.9)	478,474.4
Equity securities	86,066.3	34,703.1	(14,786.2)	105,983.2	63,841.0	21,587.4	(10,860.0)	74,568.4
Other securities	68,550.1	13,578.5	(983.6)	81,145.0	23,673.7	2,690.8	(408.7)	25,955.8
Total	682,877.4	52,805.6	(16,681.0)	719,002.0	563,527.9	28,526.3	(13,055.6)	578,998.6

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.

Rupees in million

	Year ended March 31,
	2017	2016	2015

Interest	34,736.5	30,766.1	31,219.3
Dividend	1,415.6	1,179.8	1,024.8
Total	36,152.1	31,945.9	32,244.1

Gross realized gain	14,488.6	8,412.9	13,394.5
Gross realized loss	(2,720.6)	(4,028.0)	(1,609.1)
Total	11,768.0	4,384.9	11,785.4

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	Year ended March 31,
	2017	2016	2015

Interest and dividend	21,283.6	17,756.4	18,268.4
Realized gain/(loss) on sale of trading portfolio	10,840.3	1,412.4	6,931.4
Unrealized gain/(loss) on trading portfolio	(1,758.6)	394.4	(230.6)
Total	30,365.3	19,563.2	24,969.2

Maturity profile of debt securities

The following table sets forth a listing of each category of held to maturity debt securities at March 31, 2017, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	10,883.8	10,971.9
One to five years	49,861.9	50,949.1
Five to ten years	75,735.7	77,862.1
Greater than ten years	9,246.0	9,832.8
Total corporate debt securities	145,727.4	149,615.9
Government securities
Less than one year	3,504.2	3,543.5
One to five years	340,133.4	350,027.0
Five to ten years	511,725.3	524,521.2
Greater than ten years	209,632.2	217,291.0
Total government securities	1,064,995.1	1,095,382.7
Other debt securities
Less than one year	6,955.9	6,965.3
One to five years	..	..
Five to ten years	..	..
Greater than ten years	..	..
Total other debt securities	6,955.9	6,965.3
Total debt securities classified as held to maturity	1,217,678.4	1,251,963.9

The following table sets forth a listing of each category of available for sale debt securities at March 31, 2017, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	9,863.5	9,811.7
One to five years	49,202.7	49,366.7
Five to ten years	10,043.8	10,660.8
Greater than ten years	4,726.0	5,826.5
Total corporate debt securities	73,836.0	75,665.7
Government securities
Less than one year	180,970.0	181,464.3
One to five years	90,466.5	90,956.8
Five to ten years	15,244.4	15,331.5
Greater than ten years	1,035.4	1,052.8
Total Government securities	287,716.3	288,805.4
Other debt securities
Less than one year	32,493.9	32,511.5
One to five years	98,513.4	98,348.0
Five to ten years	292.2	296.0
Greater than ten years	35,409.2	36,247.2
Total other debt securities	166,708.7	167,402.7
Total debt securities classified as available for sale	528,261.0	531,873.8

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

At March 31, 2017, outstanding borrowings under repurchase transactions including Liquidity Adjustment Facility offered by Reserve Bank of India amounted to Rs. 66,329.2 million (March 31, 2016: Rs. 156,387.7 million) and the outstanding lendings under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 293,176.9 million (March 31, 2016: Rs. 32,500.0 million).

During fiscal 2017, average borrowings under repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 141,180.4 million (March 31, 2016: Rs. 177,743.2 million) and average lendings under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 74,284.3 million (March 31, 2016: Rs. 18,446.4 million).

7.      Loans

The following table sets forth, for the periods indicated, a listing of loans by category.

Rupees in million

	At March 31,
	2017	2016
Commercial loans	2,906,744.2	2,944,354.7
Term loans	1,892,583.5	2,110,433.0
Working capital facilities[1]	1,014,160.7	833,921.7
Consumer loans and credit card receivable	2,446,477.4	2,153,560.9
Mortgage loans	1,532,490.7	1,339,764.0
Other secured loans	655,882.8	634,823.0
Credit cards	75,483.5	55,210.2
Other unsecured loans	182,620.4	123,763.7
Total gross advances	5,353,221.6	5,097,915.6
Provision for loan losses[2]	(200,048.5)	(160,624.5)
Total net advances	5,153,173.1	4,937,291.1

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

The overall economic condition affecting businesses impacts the Bank’s commercial loan portfolio. A prolonged slowdown in the Indian economy and significant decline in commodity prices could adversely affect clients’ abilities to repay loans. In light of increasing international trade linkages, clients’ abilities to repay loans may also be negatively affected by adverse economic developments in the United States and other major economies. Unfavorable exchange rate movements may also increase clients’ debt burden and adversely affect their abilities to repay loans.

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

Secured consumer loan portfolio

The Bank’s secured loan portfolio consists of mortgage loans, automobile loans, commercial vehicle loans, jewel loans, farm equipment loans and other secured loans.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Maturity profile of loans

The following table sets forth, for the periods indicated, the maturity profile of loans.

Rupees in million

	At March 31,
	2017	2016
Less than one year	1,418,134.8	1,375,911.5
One to five years	2,534,966.5	2,523,147.2
Greater than five years	1,200,071.8	1,038,232.4
Total	5,153,173.1	4,937,291.1

Interest income on loans

The Group recognizes interest income in the profit and loss account as it accrues except in the case of non-performing loans where it is recognized upon realization, as per the income recognition and asset classification norms of Reserve Bank of India/National Housing Bank. Interest income in borrower accounts that are upgraded from the non-performing category to the standard category is accrued from the date of such upgrade. For assets, where Strategic Debt Restructuring or prudential norms on change in ownership of borrowing entities scheme of Reserve Bank of India have been invoked, the interest income is recognized upon realization during the period from the date of invocation till the end of stand-still period. Further, the interest income on assets is recognized upon realization where scheme for sustainable structuring of stressed assets has been invoked but not implemented.

The following table sets forth, for the periods indicated, a listing of interest income on loans.

Rupees in million

	Year ended March 31,
	2017	2016	2015

Commercial loans[1]	196,000.1	221,859.8	217,525.8
Consumer loans and credit card receivables[2]	224,803.6	193,649.2	163,071.3
Total	420,803.7	415,509.0	380,597.1

1.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

2.	Includes mortgage loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.

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

At March 31, 2017, the Group had committed to lend (including non fund-based facilities) Rs. 11,706.4 million (March 31, 2016: Rs. 19,653.0 million) to borrowers who are parties to restructurings.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the dates indicated, a listing of standard restructured loans.

Rupees in million

	At March 31,
	2017	2016
Commercial loans
Term loans	39,347.7	76,480.5
Working capital facilities	11,339.4	22,099.3
Consumer loans
Mortgage loans	55.7	60.9
Other secured loans	111.9	33.5
Credit cards	..	..
Other unsecured loans	..	..

Total gross restructured loans	50,854.7	98,674.2
Provision for loan losses	(3,011.6)	(7,581.4)
Total net restructured loans	47,843.1	91,092.8

Represents entire borrower level outstanding of the restructured accounts.

In fiscal 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring, under which conversion of debt into equity is allowed, resulting in acquisition of ownership interests in the borrowers by banks. On conversion of debt into equity, banks are allowed to continue with the existing asset classification for an 18-month period (stand-still benefit). At year-end fiscal 2017, the Bank had outstanding strategic debt restructuring loans of Rs. 52.40 billion where SDR had been implemented, out of which Rs. 16.58 billion was classified as restructured loans.

Apart from the strategic debt restructuring scheme, the Reserve Bank of India has issued guidelines which permit banks to upgrade the credit facilities extended to borrowers, whose ownership is undergoing change outside the strategic debt restructuring framework, to the ‘standard’ category subject to fulfilling certain conditions. The guidelines also allow the stand-still benefit in-line with the strategic debt restructuring scheme. At March 31, 2017, the Bank had initiated the process of change of ownership outside the strategic debt restructuring scheme in one borrower account classified as a standard account with a gross balance outstanding of Rs. 51.05 billion.

In fiscal 2016, the Reserve Bank of India issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals without such refinancing being considered as restructuring. At March 31, 2017, the Bank had undertaken refinancing of long-term project loans of two borrower accounts classified as standard accounts with an aggregate gross balance outstanding of Rs. 6.59 billion.

During fiscal 2017, the Reserve Bank of India introduced a scheme for sustainable structuring of stressed assets and issued guidelines which seek to strengthen banks’ ability to undertake resolution of large borrower accounts that are facing financial difficulties on account of delays in completing large projects. The scheme aims at enabling lenders to initiate deep financial restructuring, subject to fulfillment of certain conditions, for sustainable revival of projects. The scheme envisages bifurcation of the current dues of a borrower into sustainable debt and other than sustainable debt as per an independent study of the viability of the borrower’s operations. The scheme also envisages that the asset classification of the borrower as on a ‘reference date’ (date on which the lenders jointly decide to invoke the scheme) will continue for a period of 180 days (stand-still period). At March 31, 2017, the Bank had implemented the scheme for sustainable structuring of stressed assets in two borrower accounts classified as standard accounts with a gross balance outstanding of Rs. 2.93 billion comprising Rs. 1.56 billion as sustainable debt and Rs. 1.37 billion as other than sustainable debt.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Non-performing loans

The Bank classifies all credit exposures at a borrower level, including overdues arising from crystallized derivative contracts, into performing and non-performing loans as per Reserve Bank of India guidelines. Under Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days. Reserve Bank of India guidelines also require an asset to be classified as non-performing based on certain other criteria like restructuring of a loan, inability of a borrower to complete a project funded by banks within stipulated timelines and certain other non-financial parameters. Advances held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant Reserve Bank of India guidelines, are identified as non-performing to the extent of amount of outstanding in the host country. In case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified into performing and non-performing loans as per the National Housing Bank guidelines. Further, non-performing loans are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by Reserve Bank of India/National Housing Bank. Loans in the Bank’s overseas banking subsidiaries are classified as impaired if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated.

The following table sets forth, for the periods indicated, a listing of non-performing loans.

Rupees in million

	At March 31,
	2017	2016
Commercial loans
Term loans	334,113.5	187,783.3
Working capital loans	92,763.9	73,678.6
Consumer loans
Mortgage loans	10,468.1	9,504.8
Other secured loans	11,632.6	10,778.2
Credit cards	2,197.1	1,754.2
Other unsecured loans	3,764.6	4,720.2
Total gross non-performing loans	454,939.8	288,219.3
Provision for loan losses	(186,950.7)	(143,771.2)
Total net non-performing loans	267,989.1	144,448.1

Identification of loans as non-performing/impaired is in line with guidelines applicable to the Bank and respective subsidiaries.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on standard restructured loans.

Rupees in million

	Year ended March 31,
	2017	2016	2015

Provision for loan losses at the beginning of the year	7,581.4	9,458.1	11,235.0
Provision for loan losses made during the year	270.8	2,754.1	3,989.2
Reduction/write-back of excess provision[1]	(4,840.6)	(4,630.8)	(5,766.1)
Provision for loan losses at the end of the year	3,011.6	7,581.4	9,458.1

1.	Includes provisions on restructured loans which were upgraded to standard assets/downgraded to non-performing assets during the period.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on non-performing loans.

Rupees in million

	Year ended March 31,
	2017	2016	2015

Provision for loan losses at the beginning of the year	143,771.2	95,874.4	77,914.7
Provision for loan losses made during the year	170,530.5	86,062.1	42,415.6
Write-off/write-back of excess provision[1]	(127,351.0)	(38,165.3)	(24,455.9)
Provision for loan losses at the end of the year	186,950.7	143,771.2	95,874.4

1.	Includes provisions on loans which were upgraded during the period.

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2017.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	127,719.4	16,051.8	..	..	143,771.2
Add: Provisions for loan losses	163,420.4	7,110.1	..	..	170,530.5
Less: Utilized for write-off of loans	(113,918.4)	(2,105.7)	..	..	(116,024.1)
Less: Write back of excess provisions	(7,479.8)	(3,847.1)	..	..	(11,326.9)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	169,741.6	17,209.1	..	..	186,950.7
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	34,096.1	25.5	..	25,518.7	59,640.3
C. Aggregate provision for loan losses at the end of the year (A) + (B)	203,837.7	17,234.6	..	25,518.7	246,591.0
Closing balance: individually evaluated for impairment	203,837.7	17,234.6	..	..	221,072.3
Closing balance: collectively evaluated for impairment	..	..	..	25,518.7	25,518.7
Closing balance: loans acquired with deteriorated credit quality	..	..	..	..	..

During the year ended March 31, 2016, the weak global economic environment, the sharp downturn in the commodity cycle and the gradual nature of the domestic economic recovery adversely impacted the borrowers in certain sectors like iron and steel, mining, power, rigs and cement. In view of the above, the Bank had made a collective contingency and related reserve under Indian GAAP during the year ended March 31, 2016, amounting to Rs. 36,000.0 million towards exposures to these sectors. This was over and above provisions made for non-performing and restructured loans as per the Reserve Bank of India

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements guidelines and not included above. During the year ended March 31, 2017, the collective contingency and related reserve of Rs. 36,000.0 million was allocated by the Bank towards provision on advances and certain fixed assets, acquired in debt asset swap arrangements under Indian GAAP.

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

The following table sets forth the aging analysis of past due performing loans at March 31, 2017.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	1,412,875.9	68,312.4	23,695.6	54,136.4	146,144.4
Working capital facilities[4]	846,492.1	40,565.0	17,573.6	16,725.2	74,863.8
Consumer loans
Mortgage loans	1,512,429.2	5,044.4	3,906.4	642.6	9,593.4
Other secured loans	644,461.3	6,152.8	3,646.6	7,298.6	17,098.0
Credit cards	72,263.9	722.4	299.9	0.3	1,022.6
Other unsecured loans	159,965.5	554.4	310.0	207.4	1,071.8
Total	4,648,487.9	121,351.4	49,432.1	79,010.5	249,794.0

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes crop related agriculture loans overdue less than 360 days, loans where the Bank has invoked strategic debt restructuring in borrowers/sustainable structuring of stressed assets and acquired an equity interest in the borrower entity and other loans assessed not impaired as per guidelines applicable to overseas banking subsidiaries.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the aging analysis of past due performing loans at March 31, 2016.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	1,679,320.4	203,464.1	8,083.1	31,782.2	243,329.4
Working capital facilities[4]	712,744.6	32,962.4	6,865.1	7,671.0	47,498.5
Consumer loans
Mortgage loans	1,322,608.2	4,727.4	2,858.5	65.1	7,651.0
Other secured loans	610,754.9	5,772.0	3,288.2	4,229.6	13,289.8
Credit cards	52,648.1	570.7	237.2	..	807.9
Other unsecured loans	118,350.0	448.3	245.0	0.2	693.5
Total	4,496,426.2	247,944.9	21,577.1	43,748.1	313,270.1

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes loans guaranteed by government, crop related agriculture loans overdue less than 360 days, loans where the Bank has invoked strategic debt restructuring in borrowers and acquired an equity interest in the borrower entity and other loans assessed not impaired as per guidelines applicable to overseas banking subsidiaries.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower- level outstanding.

4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

The following table sets forth the recorded investment in non-performing loans at March 31, 2017.

Rupees in million

	Total recorded investment in non-performing loans (net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated	Unpaid principal amount
Commercial loans
Term loans	207,647.5	207,647.5	..	334,113.5
Working capital facilities	49,488.3	49,488.3	..	92,763.9
Consumer loans
Mortgage loans	5,843.4	5,843.4	..	10,468.1
Other secured loans	4,238.3	4,238.3	..	11,632.6
Credit cards	346.6	346.6	..	2,197.1
Other unsecured loans	425.0	425.0	..	3,764.6
Total	267,989.1	267,989.1	..	454,939.8

The following table sets forth the recorded investment in non-performing loans at March 31, 2016.

Rupees in million

	Total recorded investment in non-performing loans (net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated	Unpaid principal amount
Commercial loans
Term loans	99,792.8	99,792.8	..	187,783.3
Working capital facilities	33,949.7	33,949.7	..	73,678.6
Consumer loans
Mortgage loans	5,240.0	5,240.0	..	9,504.8
Other secured loans	4,625.2	4,625.2	..	10,778.2
Credit cards	296.1	296.1	..	1,754.2
Other unsecured loans	544.3	544.3	..	4,720.2
Total	144,448.1	144,448.1	..	288,219.3

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

The following table sets forth, a description of internal rating grades linked to the likelihood of loss associated with each rating grade:

Grade	Definition
(I) Investment grade	Entities/obligations are judged to offer moderate to high protection with regard to timely payment of financial obligations.
AAA, AA+, AA, AA-, 1, 2A-C	Entities/obligations are judged to offer high protection with regard to timely payment of financial obligations.
A+, A, A-, 3A-C	Entities/obligations are judged to offer an adequate degree of protection with regard to timely payment of financial obligations.
BBB+, BBB and BBB-, 4A-C	Entities/obligations are judged to offer moderate protection with regard to timely payment of financial obligations.
(II) Below investment grade (BB and B, D, 5, 6, 7, 8)	Entities/obligations are judged to carry inadequate protection with regard to timely payment of financial obligations.

The following table sets forth, for the periods indicated, credit quality indicators of net loans.

Rupees in million

	Year ended March 31, 2017	Year ended March 31, 2016
Rating grades
Investment grade	4,407,676.1	3,989,676.0
AAA, AA+, AA, AA-, 1, 2A-C	1,960,017.0	1,592,527.2
A+, A, A-, 3 A-C	968,732.6	1,030,776.2
BBB+, BBB and BBB-, 4A-C	1,478,926.5	1,366,372.6
Below investment grade[1]	719,913.8	917,230.2
Unrated	25,583.2	30,384.9
Net loans	5,153,173.1	4,937,291.1
1.	Includes non-performing and restructured loans.

8.        Financial assets transferred during the year to securitization company (SC)/reconstruction company (RC)

The Bank has transferred certain assets to securitization companies (SC)/asset reconstruction companies (ARCs) in compliance with the terms of the guidelines issued by the Reserve Bank of India governing such transfer. The Bank transfers its non-performing assets/special mention accounts-2 to asset reconstruction companies primarily in exchange for the receipt of securities in the form of pass-through instruments issued by such ARCs, wherein payments to holders of securities are based on the actual realized cash flows from the transferred assets. In accordance with RBI guidelines, in case of non-performing/special mention account-2 loans sold to SC/RC, the Bank reverses the excess provision in profit and loss account in the year in which amounts are received. Any shortfall of sale value over the net book value on sale of such assets is recognized by the Bank in the year in which the assets are sold. For the purpose of the valuation of underlying security receipts issued by underlying trusts managed by ARCs, the security receipts are valued at their respective net asset values as advised by the ARCs.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the details of the assets transferred.

Rupees in million, except number of accounts

	Year ended March 31,
	2017	2016	2015

Number of accounts[1,2]	35	7	14
Aggregate value (net of provisions) of accounts sold to SC/RC	37,095.2	6,721.0	3,285.8
Aggregate consideration	32,268.1	7,305.8	2,480.0
Additional consideration realized in respect of accounts transferred in earlier years[3]	..	..	..
Aggregate gain/(loss) over net book value[4,5]	(4,827.1)	584.8	(805.8)
1.	Excludes accounts previously written-off.

2.	The Bank sold 35 corporate loans in fiscal 2017, seven corporate loans in fiscal 2016 and 14 corporate loans in fiscal 2015.

3.	During the year ended March 31, 2017, an ARC has fully redeemed one security receipt. Net loss during the year ended March 31, 2017 amounted to Nil (March 31, 2016: Rs. 470.2 million, March 31, 2015: Rs. 81.3 million).

4.	During the year ended March 31, 2017, the Bank recognized loss of Rs. 7,043.5 million on sale of non-performing assets to ARCs.

5.	During the year ended March 31, 2017, the Bank recognized gain of Rs. 2,216.4 million on sale of non-performing assets to ARCs, out of which Rs. 1,883.8 million is set aside towards the security receipts received on such sale.

6.	During the year ended March 31, 2017, excludes security receipts received amounting to Rs. 359.2 million towards interest overdue not recognized as income.

9.      Details of non-performing assets sold, excluding those sold to SC/RC

The Bank has sold certain non-performing assets to banks/financial institutions in compliance with the terms of the guidelines issued by Reserve Bank of India on such sale.

The following table sets forth, for the periods indicated, the details of non-performing assets sold to banking or financial companies, excluding those sold to SC/RC.

Rupees in million, except number of accounts

	Year ended March 31,
	2017	2016	2015

No. of accounts[1]	2	3	..
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	1,526.5	12.8	..
Aggregate consideration	2,207.4	174.4	..
Aggregate gain/(loss) over net book value	680.9	161.6	..
1.	The Bank sold two corporate loans in fiscal 2017 and three corporate loans in fiscal 2016.

Additionally, the Bank has sold a loan to a corporate for a consideration of Rs. 39.3 million on which the Bank recognized a gain of Rs. 39.3 million in fiscal 2017 (March 31, 2016: consideration of Rs. 290.0 million and a gain of Rs. 290.0 million).

10.  Concentration of credit risk

Concentration of credit risk exists when changes in economic, industry or geographic factors affect groups of counter-parties whose aggregate credit exposure is material in relation to the Group’s total credit exposure. The Group’s portfolio of financial instruments is broadly diversified along industry, product and geographic lines primarily within India.

The Group is subject to supervision guidelines issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure (credit, derivative and investments), totaled Rs. 1,183,840.5 million at March 31, 2017 which represents 106.3% of the capital funds (March 31, 2016: Rs. 1,267,366.3 million which represents 122.7% of the capital funds). The single largest exposure (non-bank) at March 31, 2017 was Rs. 134,748.0 million which represents 12.1% of the capital funds (March 31, 2016: Rs. 135,405.0 million which represents 13.1% of the capital funds).

The largest group of companies under the same management control accounted for 23.4% of the capital funds at March 31, 2017 (March 31, 2016: 28.4% of the capital funds).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

11.  Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 1,364,091.3 million (including non fund-based facilities) at March 31, 2017 (March 31, 2016: Rs. 1,498,947.6 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

12.  Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The amounts of contracts remaining to be executed on capital account aggregated to Rs. 5,499.7 million at March 31, 2017 (March 31, 2016: Rs. 6,055.4 million).

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

Credit exposure on interest rate and currency derivative transactions (both trading and hedging), is computed using the current exposure method according to Reserve Bank of India guidelines, which is

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements arrived at by adding up the positive mark-to-market values and the potential future exposure of these contracts. According to the Reserve Bank of India guidelines, the potential future exposure is determined by multiplying the notional principal amount of each of these contracts (irrespective of whether the mark-to-market value of these contracts is zero, positive or negative value) by the relevant add-on factor, ranging from 0.5% to 15%, according to the type of contract and residual maturity of the instrument. The credit exposure for a single currency floating/floating interest rate swaps and options sold is calculated based on a positive mark-to-market value of these instruments. Credit exposure on unfunded credit derivatives has been computed in accordance with Reserve Bank of India guidelines. Credit exposure on issuer on account of unfunded credit derivatives is computed according to the current exposure method under Basel III framework. In the case of sell protection trades the entire unpaid premia is treated as an exposure to the protection buyer and in case of buy protection trades, exposure is reckoned as the sum of the current mark-to-market value, if positive (zero, if mark-to-market value is negative) and the potential future exposure. The potential future exposure is determined by multiplying the notional principal amount of each of these contracts (irrespective of whether the mark-to-market value of these contracts is zero, positive or negative value) by the relevant add-on factor, ranging from 10% to 20%, according to the rating of reference obligation. In case of collateralized buy protection trades, no exposure is reckoned to the extent of collateral available. In case of two completely identical opposite positions in unfunded credit derivatives forming a covered position, no exposure is reckoned against the reference entity. The credit exposure for equity futures and options is computed based on the market value and open quantity of the contracts at the balance sheet date.

Over the counter derivative transactions are covered under International Swaps and Derivatives Association master agreements with the respective counter parties.

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2017.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives[3]	Credit exposure

Interest rate derivatives[1]	5,731,340.4	13,768.8	(12,879.4)	4,025.7	67,028.5
Currency derivatives (including foreign exchange derivatives)[2]	5,326,717.9	57,293.3	(50,905.7)	1,038.1	217,377.3
Equity derivatives	576.2	3.2	(0.5)	37.7	603.4
Un-funded credit derivatives	..	..	..	15.5	..
1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

3.	The Bank has additionally recorded a loss of Rs. 321.0 million due to credit losses.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2016.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives[3]	Credit exposure

Interest rate derivatives[1]	4,279,369.0	20,856.6	(19,010.8)	872.4	55,420.3
Currency derivatives (including foreign exchange derivatives)[2]	4,621,239.0	59,313.7	(55,359.0)	(869.3)	203,482.4
Equity derivatives	555.4	0.9	(0.7)	79.3	381.2
Un-funded credit derivatives	..	..	..	17.1	..
1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

3.	The Bank has additionally recorded a loss of Rs. 472.8 million due to credit losses.

The following table sets forth the details of the notional amounts, marked to market position and credit exposure of hedging derivatives for the year ended March 31, 2017.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives[1]	452,385.0	5,882.3	(2,826.6)	11,418.9
Currency derivatives (including foreign exchange derivatives)[2]	9,450.6	..	(716.3)	230.7
1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

The following table sets forth the details of the notional amounts, marked to market position and credit exposure of hedging derivatives for the year ended March 31, 2016.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives[1]	600,403.7	17,643.6	(649.4)	23,982.2
Currency derivatives (including foreign exchange derivatives)[2]	30,093.6	45.4	(1,883.7)	1,420.1
1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

The gains/(losses) on hedged items arising from changes in fair value for the year ended March 31, 2017 and March 31, 2016 amounted to Rs. 10,660.3 million and Rs. (2,048.6) million respectively and gains/(losses) on corresponding hedging instruments arising from changes in fair value during the year ended March 31, 2017 and March 31, 2016 amounted to Rs. (11,420.7) million and Rs. 1,284.3 million respectively.

The Group has also hedged the foreign currency exposure of its net investment in foreign operations through currency forward contracts of a notional amount of Rs. 40,726.8 million at March 31, 2017 (March 31, 2016: Rs. 50,482.9 million). The gross positive and negative fair values of these hedging instruments were Rs. 810.2 million (March 31, 2016: Rs. 639.7 million) and Rs. (88.5) million (March 31, 2016: Rs. (927.8) million) and the credit exposure was Rs. 1,285.6 million at March 31, 2017 (March 31, 2016: Rs. 1,629.3 million).

The Bank offers deposit products to customers of its offshore branches with structured returns linked to interest, currency, credit or equity benchmarks. The Bank covers these exposures in the inter-bank market. At March 31, 2017, the net open position on this portfolio was Nil (March 31, 2016: Nil) with mark-to-market gain of Nil (March 31, 2016: Rs. 0.1 million) at that date, which had been accounted

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements through the profit and loss account. The fair value amount of such structured returns linked derivatives that were in net liability position at March 31, 2017 was Rs. 47.3 million (March 31, 2016: Rs. 29.7 million). With reference to such instruments, the Bank does not place any collateral with the counterparties. The aggregate amount needed to settle such instruments immediately if the credit risk related contingent features were triggered at March 31, 2017 would be Nil (March 31, 2016: Rs. 708.9 million).

14.	Tax contingencies

Various tax-related legal proceedings are pending against the Group at various levels of appeal either with the tax authorities or in the courts. Where, after considering all available information, a liability requires accrual in the opinion of management, the Group accrues such liability.

Where such proceedings are sufficiently advanced to enable management to assess that a liability exists and are subject to reasonable estimation, management records its best estimate of such liability. Where a reasonable range of potential outcomes is estimated, management records its best estimate, or in the absence of a basis for selecting a specific estimate within a range, management records a liability no less than the lower end of the estimated range. The contested tax demands are adjusted by the tax authorities against refunds due to the Group on favorable resolution of earlier year’s appeals/completion of assessments or paid or kept in abeyance in accordance with the terms of the stay order. The payment/adjustment/stay does not prejudice the outcome of the appeals filed by the Group. The tax payments are recorded as tax paid in advance under other assets.

At March 31, 2017, the Group has assessed its contingent tax liability at an aggregate of Rs. 51,034.8 million (March 31, 2016: Rs. 39,868.9 million), mainly pertaining to income tax, service tax and sales tax/ value added tax demands by the Government of India’s tax authorities for past years. The Group has appealed each of these tax demands. Based on consultation with counsel and favorable decisions in the Group’s own or other similar cases as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly has not provided for these tax demands at March 31, 2017. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by the Group.

In the Group’s assessment of sales tax/value added tax aggregating to Rs. 3,182.4 million (March 31, 2016: Rs. 4,260.9 million), the Group has appealed the tax demands and expects a favorable outcome based on opinions from counsels and decisions in own/other cases. Of the total demand, Rs. 1,323.2 million pertains to value added tax on disposal of repossessed assets whereby the Bank has relied on opinion from counsel confirming that the Bank only facilitates the disposal of repossessed assets for recovery of its loan from the borrower and cannot be regarded as a seller of repossessed assets. The other disputed issues mainly pertain to tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank and bullion related matters pertaining to procedural issues like submission of statutory forms.

In the Group’s assessment of service tax aggregating to Rs. 6,054.9 million (March 31, 2016: Rs. 5,573.0 million), the disputed issues mainly pertain to the demands along with interest and penalty levied by the service tax authorities. Of the total demand, Rs. 3,018.6 million pertains to the Bank mainly relating to interest charged on liquidity facilities provided to the trusts on securitized loan portfolio, inter-change fee received by the Bank as an issuing bank on card transactions, amount received as subvention income from dealer/manufacture in lieu of interest forgone by the Bank, amount paid as foreign bank charges in case of import and export transactions and disallowance of credit availed for service tax on deposit insurance premium alongwith penalty thereon, Rs. 1,537.0 million pertains to life insurance company for levy of service tax on receipt of surrender/foreclosure charges under unit linked insurance plans or life insurance plans, Rs. 1,036.8 million pertains to venture capital fund mainly in respect of retention of contribution received by the fund, treated as fee received in lieu of management services rendered by them whereby Group is relying on favorable opinion in both the cases from counsel and Rs. 226.0 million pertains to Venture Funds Management Company for levy of service tax on the income received from investment in

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements venture capital units, by treating the same as performance fee received. The balance amount of Rs. 236.5 million pertains to other Group entities. The Group believes that the tax authorities are not likely to be able to substantiate the above tax demands.

The Group's assessments of income tax and interest tax aggregating to Rs. 41,797.5 million includes appeals filed by the Group or the tax authorities, where the Group is relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are detailed below:

Disallowance of expenses to earn tax free income: Rs. 16,666.6 million (March 31, 2016: Rs. 13,076.8 million) mainly relates to whether interest expenses can be attributed to earning tax-exempt income. The Group believes that no interest can be allocated thereto as there are no borrowings earmarked for investments in shares/tax free bonds and the interest free funds are sufficient to cover investments in the underlying tax free securities. The Group relies on the favorable opinion from counsel and favorable appellate decisions in Group’s own cases and other similar cases.

Marked-to-market losses on derivatives: Rs. 14,166.5 million (March 31, 2016: Rs. 2,019.0 million) relates to the disallowance of marked-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Group relies on the favorable opinion from counsel and favorable appellate decisions in Group’s own cases and other similar cases, which had allowed the deduction of marked-to-market losses from business income.

Depreciation on leased assets: Rs. 3,684.5 million (March 31, 2016: Rs. 5,534.0 million) relates to the disallowance of depreciation claims on leased assets by the tax authorities, by treating the lease transactions as loan transactions. The Group relies on favorable opinion from counsel and favorable appellate decisions in Group’s own case and other similar cases.

Taxability under section 41(4A) of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98: Rs. 1,523.4 million (March 31, 2016: Rs. 2,686.6 million) relates to two special reserve accounts maintained by the Group, which includes special reserve created up to assessment year 1997-98. Withdrawals from the account were assessed as taxable by the tax authorities for assessment years 1998-99 to 2000-01. The Group has received favorable orders in respect of the assessment years 1998-99 to 2000-01 but the income tax department has appealed against the favorable orders for assessment years 1998-99 and 1999-2000 and would be appealing against the favourable order for assessment year 2000-01.

Broken period interest: Rs. 898.8 million (March 31, 2016: Rs. 1,207.5 million) relates to the disallowance of broken period interest paid on purchase of government securities considering it as capital in nature since the government securities have been classified under held to maturity category by the Bank. The Bank has relied on favorable appellate decisions in its own case and other similar cases.

Based on judicial precedents in the Group’s and other cases and upon consultation with tax counsels the management believes that it is more likely than not that the Group’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

The above mentioned contingent liability does not include Rs. 53,085.2 million (March 31, 2016: Rs. 39,714.0 million) considered as remote. Of the total disputed tax demands classified as remote, Rs. 45,874.5 million pertains to the deduction of bad debts and levy of penalties, which are covered by favorable Apex Court decisions in other cases and Rs. 2,278.8 million pertains to short credit of taxes paid. The balance of Rs. 4,931.9 million pertains to disputed tax liability of life insurance company primarily due to non-allowance of set-off of brought forward business loss by the assessing officer against the shareholders income, which has been considered as income from other sources by the tax authorities. This has been classified as remote on the basis of favorable income tax appellate decisions in its own case. The consequence of inquiries initiated by the tax authorities are not quantified, as the Group believes that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

15.  Litigation

A number of litigation and claims against the Group and its directors are pending in various forums. The claims on the Group mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantial in value, actual cost of resolving litigations may be substantially different than the provision held. For cases where unfavorable outcome is deemed to be possible, it is not possible to make an estimate of the possible loss or range of possible losses due to the nature of the cases as explained above. The total amount of claims against the Group where an unfavorable outcome is deemed probable was Rs. 4,861.3 million and where unfavorable outcome is possible was Rs. 1,183.9 million at March 31, 2017. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

16.  Segmental Information

The following table sets forth, the business segment results for the year ended March 31, 2017 prepared on the basis described in Schedule 18 note 11A.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Revenue	453,911.8	306,405.7	542,908.7	38,400.8	270,526.5	84,339.3	55,312.1	(617,828.6)	1,133,976.3
	External revenue	234,958.4	232,830.6	225,278.9	35,130.9	269,968.5	82,781.8	53,027.2	..	1.133.976.3
	Revenue from transfer pricing on external liabilities and other internal revenue	218,953.4	73,575.1	317,629.8	3,269.9	558.0	1,557.5	2,284.9	(617,828.6)	..
2	Segment results	53,853.0	(74,341.1)	120,814.5	3,021.7	17,848.6	9,101.0	21,764.3	(13,968.5)	138,093.5
3	Unallocated expenses									..
4	Operating profit (2) – (3)									138,093.5
5	Income tax expenses (net)/(net deferred tax credit)									24,690.2
6	Net profit[1] (4) - (5) ………..									113,403.3
	Other information
7	Segment assets	2,136,950.4	2,612,652.8	2,748,508.8	643,246.1	1,244,377.1	230,609.9	257,375.8	(132,377.1)	9,741,343.8
8	Unallocated assets[2]									119,082.8
9	Total assets (7) + (8)									9,860,426.6
10	Segment liabilities	3,678,085.9	1,495,191.4	2,511,263.2[3]	568,308.2[3]	1,247,425.2[3]	233,508.8[3]	259,021.0[3]	(132,377.1)[3]	9,860,426.6
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									9,860,426.6
13	Capital expenditure	6,547.3	616.2	19.4	77.5	4,324.1	629.5	333.3	..	12,547.3
14	Depreciation & amortization	6,396.2	1,108.6	15.6	145.0	578.3	547.6	341.5	(16.4)	9,116.4
1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2016 prepared on the basis described in Schedule 18 note 11A.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Revenue	391,878.0	328,923.5	483,414.5	39,343.1	231,798.6	66,995.2	46,484.7	(574,879.1)	1,013,958.5
	External revenue	198,462.8	259,265.8	181,604.8	32,785.6	231,566.6	65,507.6	44,765.3	..	1,013,958.5
	Revenue from transfer pricing on external liabilities and other internal revenue	193,415.2	69,657.7	301,809.7	6,557.5	232.0	1,487.6	1,719.4	(574,879.1)	..
2	Segment results	38,977.4	(12,454.3)	86,162.7	6,790.0	17,715.8	7,076.9	14,251.9	(15,476.3)	143,044.1
3	Unallocated expenses									..
4	Operating profit (2) – (3)									143,044.1
5	Income tax expenses (net)/(net deferred tax credit)									33,775.2
6	Net profit[1] (4) - (5) ………..									109,268.9
	Other information
7	Segment assets	1,724,805.5	2,663,659.1	2,580,816.4	799,535.9	1,046,996.2	153,745.8	279,392.0	(146,320.0)	9,102,630.9
8	Unallocated assets[2]									84,931.1
9	Total assets (7) + (8)									9,187,562.0
10	Segment liabilities	3,133,932.7	1,197,853.2	2,764,452.7[3]	750,871.6[3]	1,048,622.5[3]	156,758.4[3]	281,390.9[3]	(146,320.0)[3]	9,187,562.0
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									9,187,562.0
13	Capital expenditure	6,474.5	937.0	11.2	166.9	539.4	464.5	351.8	..	8,945.3
14	Depreciation & amortization	5,718.9	1,016.3	14.9	327.1	455.4	565.4	349.6	(16.5)	8,431.1

1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2015.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Revenue	329,911.8	335,025.1	439,668.1	38,097.1	191,367.3	58,804.9	44,731.1	(535,443.1)	902,162.3
	External revenue	156,049.4	265,805.8	153,932.9	35,009.7	191,120.8	57,408.1	42,835.6	..	902,162.3
	Revenue from transfer pricing on external liabilities and other internal revenue	173,862.4	69,219.3	285,735.2	3,087.4	246.5	1,396.8	1,895.5	(535,443.1)	..
2	Segment results	27,242.8	62,240.7	64,687.0	6,672.2	16,343.2	6,907.2	14,634.7	(15,337.5)	183,390.3
3	Unallocated expenses									..
4	Operating profit (2) – (3)									183,390.3
5	Income tax expenses (net)/(net deferred tax credit)									53,967.3
6	Net profit[1] (4) - (5) ………..									129,423.0
	Other information
7	Segment assets	1,297,275.5	2,612,211.8	2,379,582.6	675,480.1	1,011,969.1	133,360.9	253,632.5	(156,450.2)	8,207,062.3
8	Unallocated assets[2]									53,729.4
9	Total assets (7) + (8)									8,260,791.7
10	Segment liabilities	2,661,620.1	1,038,243.2	2,656,404.7[3]	655,289.4[3]	1,013,545.8[3]	136,564.2[3]	255,574.5[3]	(156,450.2)	8,260,791.7
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									8,260,791.7
13	Capital expenditure	6,109.1	1,110.3	16.4	146.8	2,230.0	2,014.1	356.7	..	11,983.4
14	Depreciation & amortization	5,111.4	1,073.5	12.8	519.5	396.1	536.7	348.6	(16.4)	7,982.2

1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax asset (net).

3.	Includes share capital and reserves and surplus.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

17.  Employee Stock Option Scheme

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2017.

	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	191,624,565	236.36	6.66	4,071.0
Add: Granted during the year	33,378,300	244.30
Less: Lapsed during the year, net of re-issuance	9,189,995	266.53
Less: Exercised during the year	9,707,705	182.60
Outstanding at the end of the year	206,105,165	238.83	8.81	8,789.9
Options exercisable	109,556,465	214.56	6.87	7,133.3

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2016.

	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	148,433,700	205.02	6.04	16,398.6
Add: Granted during the year	64,904,500	289.28
Less: Lapsed during the year, net of re-issuance	4,189,850	260.67
Less: Exercised during the year	17,523,785	161.16
Outstanding at the end of the year	191,624,565	236.36	6.66	4,071.0
Options exercisable	89,788,515	198.08	4.46	3,672.6

Total fair value of options vested for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 was Rs. 3,074.7 million, Rs. 3,234.4 million and Rs. 2,672.7 million respectively.

Total aggregate intrinsic value of options exercised for the years ended March 31, 2017, March 31, 2016 and March 31, 2015 was Rs. 770.9 million, Rs. 2,162.2 million and Rs. 3,712.5 million respectively.

The total compensation cost related to non-vested awards not yet recognized at March 31, 2017 and March 31, 2016 was Rs. 2,990.3 million and Rs. 4,262.1 million respectively and the weighted-average period over which it was expected to be recognized was 1.90 years and 2.46 years respectively.

In April 2016, terms of employee stock option scheme was modified and accordingly exercise period was changed from 10 years from the grant date or five years from the vesting date, whichever is later to 10 years from the date of vesting of options. All active and retired employees benefitted due to modification. Accordingly, the change in exercise period resulted in total additional ESOP cost of Rs. 1,472.5 million, out of which Rs. 1,393.1 million was recognized during the year ended March 31, 2017. These additional costs reflect the difference between fair value of option calculated at the date of modification as per revised exercise period and fair value of option calculated as per original exercise period.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth a summary of stock options exercisable at March 31, 2017.

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-99	2,140,950	86.99	5.93	406.5
100-199	53,468,875	180.97	5.64	5,126.4
200-299	44,106,090	240.56	7.92	1,600.4
300-399	9,840,550	308.27	9.09	..

The following table sets forth a summary of stock options exercisable at March 31, 2016.

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-99	2,556,700	86.96	3.03	382.7
100-199	55,150,965	181.44	3.40	3,044.9
200-299	32,073,350	235.52	6.41	245.0
300-399	7,500	321.17	8.59	..

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2017.

	Number of options	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2016	101,836,050	99.71
Add: Granted during the year	33,378,300	84.39
Less: Vested during the year	31,107,650	98.84
Less: Forfeited during the year	7,558,000	96.60
Unvested at March 31, 2017	96,548,700	94.93

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2016.

	Number of options	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2015	72,494,900	100.00
Add: Granted during the year	64,904,500	100.50
Less: Vested during the year	31,661,350	102.16
Less: Forfeited during the year	3,902,000	99.78
Unvested at March 31, 2016	101,836,050	99.71

The following table sets forth for the periods indicated, the key assumptions used to estimate the fair value of options.

Year ended March 31,
	2017	2016	2015
Risk-free interest rate	7.43% to 7.77%	7.58% to 8.19%	8.36% to 9.10%
Expected term	3.89 years to 5.89 years	3.16 years to 5.78 years	2.85 years to 5.87 years
Expected volatility	32.03% to 33.31%	30.67% to 32.77%	31.55% to 47.57%
Expected dividend yield	2.04% to 2.15%	1.62% to 2.11%	1.43% to 1.77%

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Risk free interest rates over the expected term of the option are based on the government securities yield in effect at the time of the grant.

The expected term of an option is estimated based on the vesting term as well as expected exercise behavior of the employees who receive the option. The expected term of option is estimated based on the historical stock option exercise pattern of the Bank.

Expected volatility during the estimated expected term of the option is based on historical volatility determined based on observed market prices of the Bank's publicly traded equity shares.

Expected dividends during the estimated expected term of the option are based on recent dividend activity.

18.  Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet, by following the guidance of Regulation S-X.

Rupees in million

	Year ended March 31,
	2017	2016	2015

Interest and dividend income	609,399.8	592,937.1	549,640.0
Interest expense	348,358.3	339,964.7	323,181.5
Net interest and dividend income	261,041.5	252,972.4	226,458.5
Provision for loan losses & others	156,460.6	120,069.0	41,234.6
Provision for depreciation of investments	9,364.2	2,985.1	4,128.9
Net interest income after provision for loan losses and investments	95,216.7	129,918.3	181,095.0
Non-interest income	524,576.5	421,021.4	352,522.4
Non-interest expense	481,699.7	407,895.6	350,227.1
Income before income taxes, minority interest	138,093.5	143,044.1	183,390.3
Income tax expense	24,690.2	33,775.2	53,967.3
Income before minority interest	113,403.3	109,268.9	129,423.0
Less: Minority interest	11,519.5	7,469.3	6,954.3
Net income	101,883.8	101,799.6	122,468.7

	Year ended March 31,
	2017	2016	2015
Earnings per equity share: (Rs.)
Basic	17.51	17.53	21.17
Diluted	17.43	17.41	20.94
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	5,819	5,807	5,786
Diluted	5,843	5,840	5,842

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	At March 31,
	2017	2016
Assets
Cash and cash equivalents	804,908.7	650,359.7
Investments[1,2]	3,045,017.4	2,860,440.9
Loans, net[1,2]	5,153,173.1	4,937,291.1
Property, plant and equipment[1,2,3]	93,307.6	87,121.0
Goodwill	1,126.2	1,257.0
Deferred tax asset (net)	56,128.0	49,611.9
Interest accrued, outstanding fees and other income	76,980.4	81,249.2
Assets held for sale	25,599.5	18,172.5
Other assets	604,185.7	502,058.7

Total assets	9,860,426.6	9,187,562.0

Liabilities
Interest-bearing deposits	4,359,043.4	3,907,384.8
Non-interest bearing deposits	766,829.2	603,389.2
Short-term borrowings and trading liabilities	294,531.0	604,318.8
Long-term debt	1,584,836.6	1,595,957.8
Redeemable preferred stock	3,500.0	3,500.0
Other liabilities	1,756,713.3	1,498,347.9

Total liabilities	8,765,453.5	8,212,898.5

Minority interest	48,653.1	33,556.4
Stockholders’ equity	1,046,320.0	941,107.1

Total liabilities and stockholders’ equity	9,860,426.6	9,187,562.0

1.	Includes financial securities amounting to Rs. 63,550.6 million (March 31, 2016: Rs. 156,788.2 million) and property, plant and equipment amounting to Rs. 174.4 million (March 31, 2016: Rs. 307.4 million) pledged as security towards short-term borrowings amounting to Rs. 61,402.1 million (March 31, 2016: Rs. 150,473.2 million).

2.	Includes financial securities amounting to Rs. 167,809.8 million (March 31, 2016: Rs. 172,313.6 million) and property, plant and equipment amounting to Rs. 494.5 million (March 31, 2016: Rs. 509.5 million) pledged as security towards long-term borrowings amounting to Rs. 163,718.8 million ((March 31, 2016: Rs. 167,458.8 million).

3.	Includes property, plant and equipment amounting to Rs. 23.8 million (March 31, 2016: Rs. 24.6 million), pledged in addition to negative lien on book debts as security, towards long-term borrowings amounting to Rs. 8,800.0 million (March 31, 2016: Rs. 8,800.0 million).

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]

Balance at April 1, 2014	11,550.4	65.7	315,537.8	193,809.8	243,334.7
Proceeds from issue of share capital	46.2	..	3,438.9	..	..
Additions during the year	..	8.7	78.0[3]	56,819.1	53,325.0
Deductions during the year	..	..	..	(16,135.9) [4,5]	(14,833.0)
Balance at March 31, 2015	11,596.6	74.4	319,054.7	234,493.0	281,826.7

1.	Includes revenue and other reserves and balance in the profit and loss account.

2.	Includes statutory reserve, special reserve, investment reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve and reserve fund.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	At March 31, 2015, includes Rs. 9,291.6 million utilized with approval of Reserve Bank of India to provide for outstanding Funded Interest Term Loans related to accounts restructured prior to the issuance of RBI guideline in 2008.

5.	At March 31, 2015, includes Rs. 704.0 million utilized for creation of deferred tax liability of ICICI Home Finance Company Limited on balance in Special Reserve at March 31, 2014 in accordance with National Housing Bank circular dated May 27, 2014.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]

Balance at April 1, 2015	11,596.6	74.4	319,054.7	234,493.0	281,826.7
Proceeds from issue of share capital	35.0	..	2,797.3	..	..
Additions during the year	..	0.8	141.5[3]	5,618.4	96,860.9[4]
Deductions during the year	..	(8.2)	..	(1,843.6)	(9,540.4)
Balance at March 31, 2016	11,631.6	67.0	321,993.5	238,267.8	369,147.2

1.	Includes revenue and other reserves and balance in the profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve and reserve fund.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	Includes revaluation reserve amounting to Rs. 28,174.7 million created on revaluation of premises.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]

Balance at April 1, 2016	11,631.6	67.0	321,993.5	238,267.8	369,147.2
Proceeds from issue of share capital	19.5	..	1,757.6	..	..
Additions during the year	..	..	180.9[3]	20,802.3	85,467.6[4]
Deductions during the year	..	(4.4)	..	(1,443.4)	(1,567.2)[5]
Balance at March 31, 2017	11,651.1	62.6	323,932.0	257,626.7	453,047.6

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve and reserve fund.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	Includes revaluation reserve amounting to Rs. 2,989.9 million created on revaluation of premises.

5.	Includes amount reversed by the Bank from revaluation reserve on account of depreciation charge on revaluation amounting to Rs. 494.9 million and revaluation amount on assets sold amounting to Rs. 18.7 million.

The following table sets forth, for the periods indicated, the movement in profit and loss account.

Rupees in million

	March 31, 2017	March 31, 2016	March 31, 2015

Balance at the beginning of the year	198,210.8	198,278.7	145,475.6
Additions during the year	101,883.8	101,799.6	122,468.7
Proposed dividend	(2,289.8)[1]	(34,652.8)	(33,900.5)
Deductions during the year	(82,759.3)	(67,214.7)	(35,765.1)
Balance at the end of the year	215,045.5	198,210.8	198,278.7
1.	This amount represents dividend paid (including corporate dividend tax) for the previous year and corporate dividend tax on dividend paid by subsidiaries. According to the revised accounting standard as per Indian GAAP ‘Contingencies and events occurring after the balance sheet date’, proposed dividend (including corporate dividend tax) will be accounted in the year of approval by stockholders for the year ended March 31, 2017.

The cash flow statement is in compliance with the requirements of IAS 7 – Cash Flow Statements.

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statements.

Rupees in million

	Year ended March 31,
	2017	2016	2015

Conversions of loans to investments	10,132.2	7,988.7	6,084.4
Interest paid	348,433.0	348,634.8	321,169.5
Interest and dividend received	614,223.1	587,251.1	536,354.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

19.  Estimated fair value of financial instruments

The Group’s financial instruments include non-derivative financial assets and liabilities as well as derivative instruments. Fair value estimates are generally subjective in nature and are made at a specific point in time based on the characteristics of the financial instruments and relevant market information. Quoted market prices are used, wherever available. In other cases, fair values are based on estimates using present value or other valuation techniques. These techniques involve uncertainties and are significantly affected by the assumptions used and judgments made regarding risk characteristics of various financial instruments, discount rates, estimates of future cash flows and other factors. Changes in assumptions could significantly affect these estimates and the resulting fair values. Derived fair value estimates cannot necessarily be substantiated by comparison to independent markets and in many cases, may not be realized in an immediate sale of the instruments.

Fair value estimates are based on existing financial instruments without attempting to estimate the value of anticipated future business and the value of assets and liabilities that are not considered as financial instruments. Disclosure of fair values is not required for certain items such as investments accounted for under the equity method of accounting, obligations for pension and other post-retirement benefits, income tax assets and liabilities, property and equipment, pre-paid expenses, insurance liabilities, core deposit intangibles and the value of customer relationships associated with certain types of consumer loans, particularly the credit card portfolio and other intangible assets. Accordingly, the aggregate fair value amount presented does not purport to represent and should not be considered representative of the underlying market or franchise value of the Group. In addition, because of differences in methodologies and assumptions used to estimate fair values, the Group’s fair values should not be compared to those of other financial institutions.

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

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.

Rupees in million

	At March 31, 2017		At March 31, 2016
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Financial assets
Cash and balances with Reserve Bank of India	318,912.6	318,912.6	272,775.6	272,775.6
Balances with banks and money at call and short notice	485,996.1	485,996.1	377,584.1	377,584.1
Investments	3,045,017.4	3,096,498.5	2,860,440.9	2,880,932.2
Advances	5,153,173.1	5,168,599.6	4,937,291.1	4,905,872.1
Other assets	615,717.3	615,717.3	547,789.2	547,789.2
Total	9,618,816.5	9,685,724.1	8,995,880.9	8,984,953.2

Financial liabilities
Interest-bearing deposits	4,357,973.0	4,385,189.0	3,907,384.8	3,940,052.4
Non-interest-bearing deposits	767,899.6	767,899.6	603,389.2	603,389.2
Borrowings[1]	1,882,867.6	1,929,263.5	2,203,776.6	2,244,173.3
Other liabilities and provisions	568,247.2	568,247.2	494,852.5	494,852.5
Total	7,576,987.4	7,650,599.3	7,209,403.1	7,282,467.4

1.	Includes preference share capital with a carrying value of Rs. 3,500.0 million (March 31, 2016: Rs. 3,500.0 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

20.	Differences between Indian GAAP and U.S. GAAP

The consolidated financial statements of the Group are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP.

The following tables summarize the significant adjustments to consolidated net income and stockholders’ equity which would result from the application of U.S. GAAP.

1. Net income reconciliation

Rupees in million

		Year ended March 31,
	Note	2017	2016	2015
Consolidated profit after tax as per Indian GAAP excluding minority interests[1]		101,883.8	101,799.6	122,468.7

Adjustments on account of:

Allowance for loan losses	(a)	(19,580.1)	(28,016.9)	(7,786.5)

Business combinations	(b)	(375.4)	(414.7)	(680.9)

Consolidation	(c)	(3,564.8)	3,043.1	(3,985.2)

Valuation of debt and equity securities	(d)	(29,830.9)	(5,532.0)	(2,164.3)

Amortization of fees and costs	(e)	7,914.0	7,892.1	10,185.5

Accounting for derivatives	(f)	(374.3)	123.3	(2,051.9)

Accounting for compensation costs	(g)	(4,926.5)	(3,585.0)	(2,741.4)

Accounting for securitization	(h)	(445.9)	(327.3)	(372.9)

Deferred tax benefit/(expense)	(i)	13,101.0	7,537.1	11,583.0

Others	(j)	(1,401.5)	(9,482.2)	(7,541.4)

Total impact of all adjustments		(39,484.4)	(28,762.5)	(5,556.0)

Net income as per U.S. GAAP attributable to ICICI Bank stockholders		62,399.4	73,037.1	116,912.7
Net income as per U.S. GAAP attributable to non-controlling interests[1]		2,363.9	1,596.1	1,212.7
Total net income as per U.S. GAAP		64,763.3	74,633.2	118,125.4

Basic earnings per share (Rs.)

Indian GAAP (consolidated)		17.51	17.53	21.17

U.S. GAAP (consolidated)[2]		9.75	11.43	18.36

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)		17.43	17.41	20.94

U.S. GAAP (consolidated)[2]		9.70	11.36	18.21

1.	Profit attributable to minority interests as per Indian GAAP was Rs. 11,519.5 million (March 31, 2016: Rs. 7,469.3 million and March 31, 2015: Rs. 6,954.3 million).

2.	The Bank has issued one bonus equity share for every 10 issued equity shares in June 2017. Without adjusting for this issue:

a.	The basic earnings per share would have been Rs. 10.72 for fiscal 2017, Rs. 12.58 for fiscal 2016 and Rs. 20.21 for fiscal 2015.

b.	The diluted earnings per share would have been Rs. 10.68 for fiscal 2017, Rs. 12.50 for fiscal 2016 and Rs. 20.05 for fiscal 2015.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2. Stockholders’ equity reconciliation

Rupees in million

		At March 31,
	Note	2017	2016

Consolidated net worth as per Indian GAAP excluding minority interests[1]		1,046,320.0	941,107.1

Adjustments on account of:

Allowance for loan losses	(a)	(68,810.0)	(41,842.7)

Business combinations	(b)	29,362.2	29,737.6

Consolidation	(c)	14,170.5	12,904.0

Valuation of debt and equity securities	(d)	(14,492.2)	(980.8)

Amortization of fees and costs	(e)	9,752.5	1,328.3

Accounting for derivatives	(f)	328.9	793.7

Accounting for compensation costs	(g)	..	..

Accounting for securitization	(h)	(1,433.2)	(1,058.9)

Deferred taxes	(i)	44,788.0	36,124.9

Others	(j)	(25,227.2)	(28,307.2)

Proposed dividend	(k)	..	31,868.9

Total impact of all adjustments		(11,560.5)	40,567.8

ICICI Bank stockholders’ equity as per U.S. GAAP		1,034,759.5	981,674.9
Non-controlling interests[1]		4,922.2	4,289.7
Total equity as per U.S. GAAP		1,039,681.7	985,964.6
1.	Net worth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 48,653.1 million (March 31, 2016: Rs. 33,556.4 million).

a)      Allowance for loan losses

The differences in the allowance for loan losses between Indian GAAP and U.S. GAAP are primarily on account of:

i.	Difference in the discount rates used for computing allowances created on restructured assets, including allowances on certain loans transferred to asset reconstruction companies not accounted for as a sale under U.S. GAAP.

ii.	Allowances for loan losses created on other impaired loans made in accordance with FASB ASC Topic 450, “Contingencies” and FASB ASC Topic 310, “Receivables” under U.S. GAAP and graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by Reserve Bank of India guidelines under Indian GAAP for the Bank.

iii.	Allowances for credit losses on the performing portfolios based on the estimated probable losses inherent in the portfolio under U.S. GAAP as compared to prescriptive provisioning norms for standard assets as per Reserve Bank of India norms under Indian GAAP for the Bank.

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

Under Indian GAAP, the Bank holds specific provisions on certain performing commercial loans and advances. Under U.S. GAAP, these loans are evaluated for impairment, as discussed above. Further, under Indian GAAP, specific provision is made on loans where strategic debt restructuring has been invoked/implemented as prescribed by Reserve Bank of India. The Bank opted for fair value option for accounting these loans at fair value through income statement under ASC Subtopic 825-10 “Financial Instruments”. See also– 21. Notes under U.S. GAAP – Fair value accounting of financial interests.

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

Based on the Reserve Bank of India guidelines, standard asset provisions of 5.0% is made on accounts restructured after June 1, 2013. The standard asset provision required on accounts restructured before June 1, 2013 was increased to 3.5% from March 31, 2014 and further increased to 4.25% from March 31, 2015 and 5.0% from March 31, 2016.

As per the guidelines issued by the Reserve Bank of India, additional provision between 0.0%-0.80% is made on outstanding amounts to entities having unhedged foreign currency exposure. The provision range is based on percentage of likely loss due to unhedged foreign currency exposure to their earnings before interest, depreciation and lease rentals, if any.

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

●Unsecured small value business banking loans: overdue for 3 continuous years

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

Rupees in million

Reconciling items	Year ended March 31,
	2017	2016	2015
Differences due to provision on loans classified as troubled debt restructuring under U.S. GAAP (includes cases transferred to asset reconstruction company)	29,274.9	(23,023.6)	(3,841.8)

Differences due to provisions on loans classified as other impaired under U.S. GAAP[1]	(46,224.4)	(44,630.8)	(2,485.5)

Differences due to provisions created on performing assets	(2,630.6)	3,637.5	(1,459.2)

Differences due to collective contingency and related reserve under Indian GAAP	..	36,000.0	..
	(19,580.1)	(28,016.9)	(7,786.5)

1. Includes provision on smaller balance homogeneous loans.

The differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, as described above, result in timing differences in the recognition of such losses.

The aggregate provisions on troubled debt restructured loans and other impaired loans under U.S. GAAP were higher as compared to Indian GAAP, during above periods, primarily due to higher provision on commercial loans under U.S. GAAP as compared to Indian GAAP. In fiscal 2016 and fiscal 2017, aggregate provision on troubled debt restructured loans and other impaired loans under U.S. GAAP increased significantly, as compared to Indian GAAP, due to impaired loans under U.S. GAAP being significantly higher as compared to Indian GAAP. Further, provisions were also impacted due to differences in method of measurement of provisions between Indian GAAP and U.S. GAAP, as discussed above.

Further, under Indian GAAP, specific provision is made on loans where strategic debt restructuring is invoked/implemented as prescribed by Reserve Bank of India. The Bank opted for fair value option for accounting loans and guarantees at fair value through income statement in such cases under ASC Subtopic 825-10 “Financial Instruments”. Accordingly, provisions made on these loans under Indian GAAP were reversed in the line item “Allowance for loan losses”. Fair value losses of Rs. 26,252.7 million for the year ended March 31, 2017 (for the year ended March 31, 2016: Rs. 6,762.6 million) on these loans and guarantees under U.S. GAAP were recorded in the line item “Valuation of debt and equity securities”. See also– 21. Notes under U.S. GAAP – Fair value accounting of financial interests.

Provision on performing loans decreased under both Indian GAAP and U.S. GAAP at March 31, 2017 as compared to March 31, 2016. However, the provision on performing loans under Indian GAAP decreased higher than U.S. GAAP due to higher slippage of performing loans to impaired loans classification under Indian GAAP in fiscal 2017.

During the year ended March 31, 2016, the weak global economic environment, the sharp downturn in the commodity cycle and the gradual nature of the domestic economic recovery adversely impacted the borrowers in certain sectors like iron and steel, mining, power, rigs and cement. In view of the above, the Bank had made a collective contingency and related reserve under Indian GAAP during the year ended March 31, 2016, amounting to Rs. 36,000.0 million towards exposures to these sectors. This was over and above provisions made for non-performing and restructured loans as per the Reserve Bank of India guidelines and not included above. During the year ended March 31, 2017, the collective contingency and related reserve of Rs. 36,000.0 million was allocated by the Bank towards provision on advances and certain fixed assets acquired in debt asset swap arrangements under Indian GAAP.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The cumulative provisions under U.S. GAAP at March 31, 2017 continue to be higher than the cumulative provisions held under Indian GAAP as shown in the statement of stockholders’ equity reconciliation.

b)      Business combinations

The differences arising due to business combinations are primarily on account of:

i)	Determination of the accounting acquirer; and

ii)	Accounting for intangible assets

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

During fiscal 2011, ICICI Bank Limited acquired Bank of Rajasthan Limited through exchange of common stock. The acquisition of the Bank of Rajasthan Limited was accounted for under Indian GAAP as per the Reserve Bank of India approved scheme of merger. Under Indian GAAP, the purchase consideration was determined based on the paid-up value of common stock issued. Under U.S. GAAP, the purchase consideration was determined as the fair value of total consideration transferred, based on ASC Topic 805, “Business Combinations”. The impact of this, and some other non-significant factors relating to the accounting of business combinations, resulted in an increase in reconciliation differences of Rs. 32,682.7 million in stockholders’ equity reconciliation due to accounting of business combinations for acquisition of Bank of Rajasthan Limited in fiscal 2011. Under U.S. GAAP, goodwill of Rs. 27,120.9 million and definite life intangible assets of Rs. 3,898.0 million have been recorded as per ASC 805, “Business Combinations”, and FASB ASC Topic 350, “Intangibles – Goodwill and others”. Under Indian GAAP, no goodwill and intangible assets were recognized as per scheme of merger approved by the Reserve Bank of India.

Further, for certain other acquisitions made by the Group, no goodwill and intangibles have been accounted for under Indian GAAP primarily due to accounting for the amalgamation by the pooling of interests method and as per scheme of merger approved by Reserve Bank of India. However, under U.S. GAAP, goodwill has been accounted for in accordance with FASB ASC Topic 805, “Business Combinations”.

Under U.S. GAAP in accordance with FASB ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2017.

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

Rupees in million

Reconciling items	Year ended March 31,
	2017	2016	2015
Amortization of intangibles	(123.6)	(182.3)	(490.3)
Others	(251.8)	(232.4)	(190.6)
Total difference in business combinations	(375.4)	(414.7)	(680.9)

c)      Consolidation

The differences on account of consolidation are primarily on account of:

1.	Consolidation of insurance subsidiaries;

2.	Equity affiliates and majority owned subsidiaries; and

3.	Consolidation of variable interest entities.

Under Indian GAAP, consolidation is required only if there is ownership of more than one-half of the voting power of an enterprise or control of the composition of the Board of Directors in the case of a company or of the composition of the governing body in case of any other enterprise.

Under Indian GAAP, the insurance subsidiaries (ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited) are fully consolidated whereas under U.S. GAAP, these subsidiaries are accounted for by the equity method of accounting as the minority shareholders have substantive participating rights as defined in ASC Subtopic 810-10, “Consoliation – Overall”.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for consolidation under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2017	2016	2015
Profit/(loss) as per U.S. GAAP for insurance subsidiaries	18,422.6	22,716.1	19,842.7
Less: Profit/(loss) as per Indian GAAP for insurance subsidiaries	23,835.4	21,576.0	21,700.1
Net reconciliation difference for insurance subsidiaries(1)	(5,412.8)	1,140.1	(1,857.4)
Profit/(loss) from insurance subsidiaries attributable to the Group(2)	(3,263.2)	816.9	(1,362.2)
Profit/(loss) from equity affiliates and majority owned subsidiaries	(91.8)	2,339.0	(2,526.4)
Profit/(loss) on consolidation of variable interest entities and special purpose entities(3)	(209.8)	(112.8)	(96.6)
Total differences in consolidation	(3,564.8)	3,043.1	(3,985.2)
1.	Represents total differences in profit/(loss) between Indian GAAP and U.S. GAAP for life insurance and general insurance subsidiaries, as noted separately below.

2.	Represents the Group’s share of profit/(loss) in “Net reconciliation difference for insurance subsidiaries” and excludes the share of non-controlling interest holders. The Group owns part, not all, of the insurance subsidiaries. As such, only a portion of “Net reconciliation difference for insurance subsidiaries” is attributable to the Group; the rest is attributable to non-controlling interest holders. The share attributable to the Group constitutes the “Profit/(loss) from insurance subsidiaries attributable to the Group.” Reconciling items pertaining to significant differences between Indian GAAP and U.S. GAAP for life insurance subsidiary and for general insurance subsidiary are discussed separately below.

3.	Does not include any amount that is attributable to non-controlling interest holders.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Life insurance subsidiary

The significant differences between Indian GAAP and U.S. GAAP in case of the life insurance subsidiary are primarily on account of:

i)  Difference in statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost

Statutory reserve

Reserves under Indian GAAP are held as per the requirements of the Insurance Regulatory and Development Authority of India and Practise Standards of the Institute of Actuaries of India. Accordingly, the reserves are computed using the Gross Premium Valuation Method (reserves are computed as the present value of future benefits including future bonuses and the present value of expenses including overheads and are net of the present value of future total premiums, paid by policyholders). The discount rates used are on prudent basis which change at every financial year end. Reserves under U.S. GAAP are valued using the Modified Net Premium Valuation Method as per the valuation norms prescribed under U.S. GAAP. The liability under U.S. GAAP consists of two parts, namely, policy reserves (comprising benefit reserve and maintenance expense reserve) and deferred premium liability.

The benefit reserve is computed as the present value of guaranteed benefits less the present value of the net premium for benefits. The maintenance expense reserve is computed as the present value of maintenance expenses less the present value of net premiums for maintenance expenses. Deferred premium liability is held in accordance with ASC Subtopic 944-40-25-28 for products where the premium paying term is shorter than the policy term so as to allow the emergence of the profits over the entire policy term. The discount rates used for non-linked products represent best estimate with a provision for adverse deviation and are on locked-in basis, where the assumptions change at every financial year end only for the new business sold with in the financial year. Under unit-linked products, the excess of initial charges over ultimate charges is held as unearned revenue reserve to allow for the emergence of the profit over the term of the policy. The discount rates used are on best estimate basis and change at every financial year end.

Unallocated policyholders’ surplus

Participating policyholders are entitled to 90% of the surplus generated in the fund, which is given in the form of bonus.

Under Indian GAAP, 1/9th of the bonus declared is transferred to the shareholders and remaining surplus after the transfer is held back as funds for future appropriation based on the recommendation of Appointed Actuary.

Under U.S. GAAP, 10% of the surplus is transferred to shareholders and 90% is held back as unallocated policyholders’ surplus for participating policyholders.

Amortization of deferred acquisition cost

Under Indian GAAP, acquisition cost is charged to the revenue account in the year in which it is incurred whereas under U.S. GAAP, the costs specified in Accounting Standards Update 2010-26 that are related primarily to the successful acquisition of new or renewal insurance contracts is deferred over the policy term. The deferred acquisition costs are amortized in proportion to premium revenue recognition for traditional insurance products and based on the estimated gross profits for unit linked and universal life products as per ASC Topic “Financial Servcies – Insurance”.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

ii) Actuarial reserves on lapsed policies

Under U.S. GAAP, certain actuarial reserves on lapsed policies created in earlier years are released through the profit and loss account. The release of such actuarial reserves has been accounted as funds for future appropriations as a balance sheet item under Indian GAAP. After expiry of reinstatement period, funds for future appropriation is released in profit and loss account on recommendation of Appointed Actuary.

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

iv) Unrealized gain/(loss) on trading portfolio

Under Indian GAAP, accounting for investments is in accordance with the guidelines issued by the Insurance Regulatory and Development Authority of India, which do not allow the unrealized gain to be routed through the revenue account except in the case of linked businesses. Under U.S. GAAP, as per the requirements of FASB ASC Topic 320 “Investments-Debt and Equity Securities”, unrealized gain/(loss) on investments classified as held for trading is taken to the profit and loss account.

v) Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of:

i)	Tax impact of all U.S. GAAP adjustments;

ii)	Under Indian GAAP, deferred tax assets or liabilities are recognized based on substantively enacted tax rates, whereas under U.S. GAAP, these are recognized on enacted tax rates in force at the balance sheet date.

The following table sets forth, for the periods indicated, the significant differences between Indian GAAP and U.S. GAAP in case of the life insurance subsidiary.

Rupees in million

Reconciling items	Year ended March 31,
	2017	2016	2015
Profit/(loss) as per Indian GAAP	16,816.6	16,501.5	16,343.9
Adjustments on account of
Difference in statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost	(7,594.2)	2,895.1	(7,119.2)
Actuarial reserves on lapsed policies	(1,861.5)	131.6	(279.4)
Compensation costs	53.5	107.6	(80.1)
Unrealized gain/(loss) on trading portfolio	4,848.1	(1,627.7)	7,732.5
Deferred taxes	(148.8)	(120.8)	(741.7)
Others	(54.0)	(33.0)	(32.8)
Profit/(loss) as per U.S. GAAP	12,059.7	17,854.3	15,823.2

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

While profit under Indian GAAP increased from Rs. 16,501.5 million in fiscal 2016 to Rs. 16,816.6 million in fiscal 2017, profit under U.S. GAAP decreased from Rs. 17,854.3 million in fiscal 2016 to Rs. 12,059.7 million in fiscal 2017. In fiscal 2017, the statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost under U.S. GAAP were higher by Rs. 7,594.2 million as compared to Indian GAAP whereas they were lower by Rs. 2,895.1 million as compared to Indian GAAP in fiscal 2016. This was primarily due to the impact of market movement in liabilities, pertaining to a line of business where liabilities are computed on market value basis. The related corresponding impact of market movement pertaining to investments classified as available for sale under U.S. GAAP is recognized in other comprehensive income. Other comprehensive income arising from policyholders’ assets classified as available for sale increased to an unrealized gain of Rs. 6,299.2 million in fiscal 2017 from an unrealized loss of Rs. 1,838.1 million in fiscal 2016. The total comprehensive income increased from Rs. 13,898.3 million in fiscal 2016 to Rs. 18,809.9 million in fiscal 2017. Under Indian GAAP, debt investments are accounted at amortized cost. Accordingly, mark-to-market impact on investments and corresponding impact on liability, pertaining to the above line of business, was not recognized.

Under U.S. GAAP, total unrealized gain/(loss) on trading portfolio was Rs. 4,848.1 million in fiscal 2017 primarily due to improved equity market in India in fiscal 2017. This gain resulted in a higher liability for unallocated policyholder’s surplus amounting to Rs. 3,753.1 million under U.S. GAAP in fiscal 2017.

The following table sets forth, for the periods indicated, the components of deferred taxes in net income reconciliation of the life insurance subsidiary.

Rupees in million

Reconciling items	Year ended March 31,
	2017	2016	2015
Application of enacted tax rates in force at balance sheet date	..	(52.9)	..
Tax impact of all U.S. GAAP adjustments over Indian GAAP	(148.8)	(67.9)	(741.7)
Total differences in deferred taxes	(148.8)	(120.8)	(741.7)

General insurance subsidiary

The significant differences between Indian GAAP and U.S. GAAP in case of the general insurance subsidiary are primarily on account of:

i) Provision for reinsurance commission

Under Indian GAAP, reinsurance commission on business ceded is recognized as income in the year of the ceding of the risk. Under U.S. GAAP, proceeds from reinsurance transactions that represent recovery of acquisition costs are reduced from unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized over the related policy period.

ii) Amortization of deferred acquisition costs

Under Indian GAAP, acquisition cost is charged as expense to the revenue account in the year in which it is incurred whereas under U.S. GAAP, the same is capitalized and charged to expense in proportion to premium revenue recognized as per ASC Topic 944 “Financial Services-Insurance”. Accordingly, only certain acquisition costs specified in Accounting Standards Update 2010-26 have been deferred that are related directly to the successful acquisition of new or renewal insurance contracts.

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

Rupees in million

Reconciling items	Year ended March 31,
	2017	2016	2015
Profit as per Indian GAAP	7,018.8	5,074.5	5,356.1
Adjustments on account of
Provision for reinsurance commission	(1,663.2)	(985.8)	(1,886.1)
Amortization of deferred acquisition costs	683.9	540.9	365.5
Premium deficiency	(20.5)	..	..
Compensation costs	48.5	(15.1)	(7.3)
Deferred taxes	346.8	174.0	229.1
Others	(51.4)	73.3	(37.8)
Profit/(Loss) as per U.S. GAAP	6,362.9	4,861.8	4,019.5

The following table sets forth, for the periods indicated, the components of deferred taxes in net income reconciliation of the general insurance subsidiary.

Rupees in million

Reconciling items	Year ended March 31,
	2017	2016	2015
Application of enacted tax rates in force at balance sheet date	..	48.8	(7.5)
Deferred tax on unabsorbed depreciation or carried forward losses	..	..	(276.8)
Tax impact of all U.S. GAAP adjustments over Indian GAAP	346.8	125.2	513.4
Total differences in deferred taxes	346.8	174.0	229.1

Under Indian GAAP, the Group does not consolidate certain entities in which investments are intended to be temporary. However under U.S. GAAP, these entities are consolidated in accordance with FASB ASC Subtopic 810-10, “Consolidation – Overall”. Under Indian GAAP, investment in 3i Infotech Limited was not accounted as per equity method based on the severe long-term restrictions on 3i Infotech Limited under restructuring arrangement that impair the ability of 3i Infotech Limited to transfer funds to its investors and the Group’s intention to reduce the stake in 3i Infotech Limited below 20% in the future. However, under U.S. GAAP, this entity was accounted for as an equity affiliate in accordance with FASB ASC Subtopic 323-10 “Investments – Equity Method and Joint Ventures” up till fiscal 2015. In fiscal 2016, the Group sold its equity holdings in 3i Infotech Limited resulting in total equity holding below 5.0% at March 31, 2016. Accordingly, in fiscal 2016, the Group discontinued accounting of 3i Infotech Limited as an equity affiliate under U.S. GAAP, resulting in a net gain of Rs. 2,327.1 million in the consolidated financial statements representing reversal of loss pick-up in 3i Infotech Limited in previous years. The loss pick up for 3i Infotech Limited for the year ended March 31, 2015 amounted to Rs. 2,671.6 million under U.S. GAAP.

Profit/(loss) on consolidation of Variable Interest Entities (VIEs)

The Bank has applied FASB ASC Subtopic 810-10, “Consolidation – Overall” to consolidate certain variable interest entities. The Bank has consolidated certain qualified special purpose entities used for securitization transactions, effective April 1, 2010 on adoption of FAS 167 (codified within ASC 810-10). Upon consolidation, the assets of the qualifying special purpose entities (QSPEs) were incorporated into the Bank’s loan portfolio and the amounts received from the investors were accounted for as borrowings. Under U.S. GAAP, the Bank accounts for the allowance for loan losses on these loans based on estimated probable losses.

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

Due to these differences in the Bank’s accounting of securitization transactions, the timing of recognition of income and provision for loan losses differ under U.S. GAAP and Indian GAAP. The difference between Indian GAAP and U.S. GAAP on securitization accounting resulted in a gain of Rs. 85.8 million and Rs. 142.1 million in fiscal 2017 and fiscal 2016 respectively under US GAAP as compared to Indian GAAP.

Further, the Bank has extended loans to certain overseas entities for secondary market purchase of Foreign Currency Convertible Bonds (FCCBs) issued by Indian companies, in accordance with the contractual terms. These entities are not consolidated under Indian GAAP. Under U.S. GAAP, these entities were consolidated as VIE. Under Indian GAAP, the Bank recorded an allowance for loan losses against loans extended to these VIEs. The difference in accounting has resulted in a net loss of Rs. 295.7 million and Rs. 254.9 million for the year ended March 31, 2017 and March 31, 2016 respectively under U.S. GAAP as compared to Indian GAAP.

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

In fiscal 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring under which conversion of debt into equity and acquisition of ownership interests in the borrower by banks is allowed. The Reserve Bank of India has exempted banks from consolidation of these entities. Under U.S. GAAP, these entities were considered as equity affiliates. The Bank opted for fair value option of these equity affiliates under ASC Topic 825 “Financial Instruments”. Accordingly, fair value changes in the loans, guarantees and equity shares were accounted through income statement. While fair value impact on loans was recorded in the line item “Valuation of debt and equity securities”, the provisions made on these loans under Indian GAAP were reversed in the line item “Allowance for loan losses”. See also– 21. Notes under U.S. GAAP – Fair value accounting of financial interests.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for valuation of debt and equity securities under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2017	2016	2015
Impact of differences in mark-to-market accounting for held for trading and available for sale securities	3,362.2	5,135.6	1,142.2
Other than temporary impairment on AFS securities under U.S. GAAP	(4,841.2)	(6,676.2)	(3,759.6)
Unrealized gain/loss in venture funds recognized in reserve & surplus under Indian GAAP, which is accounted for in net income under U.S. GAAP	16.6	(110.4)	(122.4)
Impact of currency revaluation on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in other comprehensive income under U.S. GAAP	1,728.1	(1,151.9)	379.1
Impact of fair value accounting for financial interest in certain equity affiliates	(28,690.8)	(7,478.5)	..
Others	(1,405.8)	4,749.4	196.4
Total	(29,830.9)	(5,532.0)	(2,164.3)

e)	Amortization of fees and costs

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

Rupees in million

Reconciling items	Year ended March 31,
	2017	2016	2015
Loan origination fees and costs	7,011.2	7,034.8	8,141.9
Retirement benefit costs	927.5	965.5	2,350.9
Amortization of other costs	(24.7)	(108.2)	(307.3)
Total differences in amortization of fees and costs	7,914.0	7,892.1	10,185.5

The amortization of loan origination fees and costs resulted in higher income under U.S. GAAP as compared to Indian GAAP by Rs. 7,011.2 million in fiscal 2017, by Rs. 7,034.8 million in fiscal 2016 and by Rs. 8,141.9 million in fiscal 2015 primarily due to higher direct loan origination costs in consumer loans incurred during these years reflecting growth in consumer loans and higher amortization of previous periods unamortized fees on commercial loans.

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

Under U.S. GAAP, the Group accounts for gain on sale of loans securitized at the time of sale in accordance with FASB ASC Topic 860, “Transfers and Servicing”. As per ASC Topic 860, any gain or loss on the sale of the financial asset is accounted for in the income statement at the time of the sale. Under Indian GAAP, with effect from February 1, 2006, net income arising from securitization of loan assets is accounted for over the life of the securities issued or to be issued by the special purpose vehicle/special purpose entity to which the assets are sold. With effect from May 7, 2012, the profit/premium arising from securitization is amortized over the life of the transaction based on the method prescribed by Reserve Bank of India. Net loss arising on account of the sell-down securitization of loan assets is recognized at the time of sale. Further, the securitization transactions of mortgage loans by Bank’s Canadian subsidiary do not qualify as sale transactions as they do not meet the de-recognition criteria under Indian GAAP. Under U.S. GAAP, these securitization transactions have been accounted for as transfers as these satisfy the derecognition criteria under ASC Topic 860 “Transfers and Servicing”.

After implementation of FAS 166 from April 1, 2010, certain transactions, which qualify as securitization transactions under Indian GAAP, do not qualify as securitization under U.S. GAAP. See note 21(a) on “Securitizations and variable interest entities”.

i)	Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of tax impact of all U.S. GAAP adjustments over Indian GAAP; deferred taxes are recognized on undistributed earnings of subsidiaries and affiliates under U.S. GAAP while under Indian GAAP, no deferred taxes are recognized on undistributed earnings of subsidiaries and affiliates; and deferred tax assets or liabilities are recognized based on enacted tax rates in force at the balance sheet date under U.S. GAAP, whereas, these are recognized on substantively enacted tax rates under Indian GAAP.

The Bank has paid current taxes and created deferred tax assets on the foreign currency translation reserves pertaining to its overseas branches under Indian GAAP. Under U.S. GAAP, no deferred taxes are recognized on undistributed earnings of overseas branches where current taxes have been incurred.

Under Indian GAAP, deferred tax assets on unabsorbed depreciation or carried forward losses are recognized only if there is virtual certainty of realization of such assets, whereas under U.S. GAAP it is recognized based on more-likely-than-not criteria.

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits, in order to avail the tax benefits as per the Income Tax Act, 1961. Such tax benefits are refundable if the funds are withdrawn from the Special Reserve in future periods. Under Indian GAAP, deferred tax liability has been recognized on such Special Reserve in accordance with the guidelines issued by Reserve Bank of India/National Housing Bank. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not recognized on Special Reserve based on the Group’s continuing intention to not ever withdraw/utilize such Special Reserve and on an opinion from the legal counsel about non–taxability of such Special Reserve in the scenario of liquidation.

Under Indian GAAP, no deferred tax is recognized on property and equipment, which are not depreciable under tax laws. Under U.S. GAAP, deferred tax is recognized on the temporary difference on such assets after considering the indexation benefit available under tax laws.

The following table sets forth, for the periods indicated, the components of deferred taxes in net income reconciliation.

Rupees in million

Reconciling items	Year ended March 31,
	2017	2016	2015
Deferred tax on undistributed earnings of subsidiaries, branches and affiliates	(1,901.7)	(683.2)	1,877.3
Application of enacted tax rates in force at balance sheet date	..	257.0	(257.0)
Deferred tax where current tax has been incurred on foreign currency translation reserves	156.2	(5,877.5)	..
Deferred tax on unabsorbed depreciation or carried forward losses	20.3	(3,709.7)	2,403.2
Deferred tax on Special Reserve	1,179.1	4,574.9	3,738.6
Deferred tax on temporary difference on property and equipment	68.3	878.4	..
Tax impact of all U.S. GAAP adjustments over Indian GAAP	13,578.8	12,097.2	3,820.9
Total differences in deferred taxes	13,101.0	7,537.1	11,583.0

At March 31, 2017, the stockholders’ equity was higher by Rs. 44,788.0 million (March 31, 2016: Rs. 36,124.9 million), under U.S. GAAP as compared to Indian GAAP on account of deferred tax adjustments, of which Rs. 434.8 million (March 31, 2016: Rs. 2,063.5 million) was due to deferred tax on undistributed earnings of subsidiaries, branches and affiliates, Nil (March 31, 2016: Nil) was due to enacted tax rates, Rs. (5,721.3) million (March 31, 2016: Rs. (5,877.5) million) was due to deferred tax where current tax has been incurred on foreign currency translation reserves pertaining to overseas branches, Rs. 20.3 million (March 31, 2016: Nil) was due to deferred tax on carried forward losses, Rs. 27,811.3 million (March 31, 2016: Rs. 26,632.2 million) was due to deferred tax on Special Reserve, Rs. 946.7 million (March 31, 2016: Rs. 878.4 million) due to deferred tax on temporary difference on property and equipment, and Rs. 21,296.2 million (March 31, 2016: Rs. 12,428.3 million) was due to tax impact of other U.S. GAAP adjustments over Indian GAAP.

j)	Others

Under Indian GAAP, the Bank and its housing finance subsidiary have revalued fixed assets and created a revaluation reserve amounting to Rs. 30,651.1 million at March 31, 2017 (March 31, 2016: Rs. 28,174.7 million). Under U.S. GAAP, fixed assets are recognized on cost basis, as per ASC Topic 360 – Property, Plant and Equipment. Further, additional depreciation has been charged to income statement on revalued amount under Indian GAAP, but not under U.S. GAAP, resulting in lower depreciation charge by Rs. 513.6 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2017 (Nil for the years ended March 31, 2016 and March 31, 2015).

Till fiscal 2016, under Indian GAAP, on the disposal/partial disposal of a non-integral foreign operation, the cumulative/proportionate amount of the exchange differences which had been accumulated in the foreign currency translation reserve and which related to that operation was recognized as income or expenses in the same period in which the gain or loss on disposal was recognized. From fiscal 2017, based on the guideline issued by Reserve Bank of India, the Bank does not recognize the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations. Under U.S. GAAP, gain or loss accumulated in the foreign currency translation reserve is recognized in the income statement only on complete/substantially complete disposal of a non-integral foreign operation. This has resulted in lower profit of Nil under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2017 (Rs 9,411.9 million and Rs. 7,541.4 miliion for the year ended March 31, 2016 and March 31, 2015 respectively).

Under Indian GAAP, the Bank has made provisions on certain fixed assets acquired in debt asset swap arrangements as per the direction of Reserve Bank of India. Under U.S. GAAP, these fixed assets were carried at book value or fair value, whichever is lower.

k)	Proposed dividend

Till fiscal 2016, under Indian GAAP, dividend on common stock and the related dividend tax were recognized in the year to which it relates. From fiscal 2017, the dividend on common stock and the related dividend tax are recognized in the year of approval by the stockholders, in accordance with the changes in Accounting Standard 4 – ‘Contingencies and events occurring after the balance sheet date’. Under U.S. GAAP, dividend on common stock and the related dividend tax are recognized in equity in the year of approval by the Board of Directors.

21.	Notes under U.S. GAAP

Additional information required under U.S. GAAP

a)	Securitizations and variable interest entities

Overview

The Bank and its subsidiaries are involved with several types of off-balance-sheet arrangements, including special purpose entities.

Uses of Special Purpose Entities (SPEs)

The Group deals with some SPEs which were created to fulfill limited purposes as specified in their governing documents. The primary purpose of these SPEs is to receive contributions from investors for buying assets from the transferor, hold such purchased assets on behalf of the contributors to the trust and making regular payments to the investors from the proceeds of purchased assets. These SPEs have been organized mainly in the legal forms of trusts. In a securitization, the company transferring assets to a SPE converts all (or a portion) of those assets into cash before they would have been realized in the normal course of business, through the SPE’s issuance of debt and equity instruments, certificates, commercial paper and other notes of indebtedness, which are recorded on the balance sheet of the SPE and not reflected in the transferring company’s balance sheet, assuming applicable accounting requirements are satisfied. Investors usually have recourse to the assets in the SPE and often benefit from other credit enhancements, such as a collateral account or over-collateralization in the form of excess assets in the SPE, a line of credit, or from a liquidity facility, such as liquidity put option or asset purchase agreement. FASB issued accounting standards effective April 1, 2010, whereby the Group is required to consolidate certain of these trusts with which it had involvement and which had earlier been exempted from consolidation being Qualified Special Purpose Entities. In accordance with ASC 810-10, the Group consolidated these entities by initially measuring the assets, liabilities, and non-controlling interests of former QSPEs at their carrying values (the amounts at which the assets, liabilities, and non-controlling interests would have been carried in the consolidated financial statements, if the Group had always consolidated these former Qualified Special Purpose Entities). Further, SFAS 166 (now codified under ASC 860-10) required certain asset transfers, including transfers of portions of assets that would have been considered sales under SFAS 140 (now codified under ASC 860-10), to be considered secured borrowings.

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

The following table sets forth the Group’s involvement with consolidated and unconsolidated VIEs in which the Group holds significant variable interests at March 31, 2017.

Rupees in million

Particulars	Significant investment in unconsolidated VIEs	Investment in consolidated VIEs	Total investment in VIE assets (gross assets)
Funded
Mortgaged backed securitizations	..	7,002.0	7,002.0
Asset backed securitizations	..	..	..
Loans	..	..	..
Total funded	..	7,002.0	7,002.0
Non-funded
Mortgaged backed securitizations	..	..	..
Asset backed securitizations	..	..	..
Others	..	..	..
Total non-funded	..	..	..
Total	..	7,002.0	7,002.0

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

Rupees in million

Particulars	At March 31, 2017	At March 31, 2016
Cash	..	50.1
Investments	3,006.1	3,230.0
Loans	5,319.5	5,396.7
Other assets	..	..
Total assets	8,325.6	8,676.8
Borrowings	1,495.0	4,306.6
Other liabilities	..	..
Total liabilities	1,495.0	4,306.6

The Bank invests in pass through certificates of securitization trusts with underlying retail loans originated by other entities. The carrying value of such investments was Rs. 134,860.3 million at March 31, 2017 (March 31, 2016: Rs. 94,221.6 million). The Bank is not the primary beneficiary of these trusts based on its assessment under ASC Subtopic 810-10 - Consolidation – overall. Further, neither was the Bank the transferor of assets to these VIEs, nor was the Bank involved in the design of these VIEs. The maximum exposure to loss from the Bank’s involvement in these trusts is the carrying value of the investments.

b)	Fair value accounting of financial interests

In fiscal 2016, the Reserve Bank of India issued guidelines on strategic debt restructuring under which conversion of debt into equity and acquisition of ownership interests in the borrower entity by banks is allowed. The Bank, along with other lenders, converted a portion of its loans to certain entities into equity as per this guideline. Such conversion also allows each lender, the right to nominate directors on the Board of the borrower entity. Although these entities were considered as equity affiliates under ASC Subtopic 323-10 because of deemed significant influence due to ownership interests and management rights, the intention of the Bank is to safeguard the debt recovery and not to get an economic benefit from the operations of these entities. Accordingly, the Bank opted for fair value option for accounting these affiliates and the loans, guarantees and equity share investments in these entities were fair valued through income statement under ASC Subtopic 825-10 “Financial Instruments”.

The fair value of loans and guarantees to these entities was Rs. 31,398.2 million at March 31, 2017 and Rs. 16,225.4 million at March 31, 2016 as compared to the carrying value of Rs. 64,413.4 million at March 31, 2017 and Rs. 22,988.0 million at March 31, 2016. The difference of Rs. 33,015.2 million at March 31, 2017 (March 31, 2016: Rs. 6,762.6 million) between the fair value and the carrying value, which represents loss arising due to fair valuation, has been recognized as a charge to income. This includes fair value of Rs. 24,047.7 million at March 31, 2017 and Rs. 8,670.2 million at March 31, 2016 for loans which are more than 90-days past due with a fair value loss of Rs. 28,600.8 million at March 31, 2017 and Rs. 4,416.6 million at March 31, 2016. The Bank has not recognized interest separately on these loans. Further, a loss of Rs. 3,154.0 million at March 31, 2017 (March 31, 2016: Rs. 715.9 million) has been recognized as a charge to income due to fair value changes in the equity investments in these entities.

The Group’s shareholding in these entities at March 31, 2017 is as below:

S. No	Name of the entity	Ownership interest
1.	Lanco Teesta Hydro Power Limited	14.48%
2.	Jaiprakash Power Ventures Limited	14.07%
3.	VISHWA Infrastructure and Services Private Limited	12.53%
4.	Usher Agro Limited	10.88%
5.	Gammon India Limited	10.74%
6.	Unimark Remedies Limited	9.72%
7.	Great Offshore Limited	9.11%
8.	ICOMM Tele Limited	8.36%
9.	Diamond Power Infrastructure Limited	8.24%
10.	IVRCL Limited	7.98%
11.	Coastal Projects Limited	7.79%
12.	Patel Engineering Limited	4.51%
13.	Adhunik Power and Natural Resources Limited	4.29%
14.	Pratibha Industries Limited	3.01%
15.	Monnet Ispat and Energy Limited	2.73%
16.	Aster Private Limited	1.77%

c)	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held for trading.

Rupees in million

Debt securities	At March 31, 2017	At March 31, 2016
Government securities	99,353.6	166,707.3
Other debt securities	134,661.0	143,812.6
Total debt securities	234,014.6	310,519.9
Equity shares	1,620.8	56.7
Mutual funds	..	..
Total	235,635.4	310,576.6

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2017
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	123,376.4	3,615.0	(710.3)	126,281.1
Government securities	1,111,124.3	24,097.6	(1,305.0)	1,133,916.9
Other debt securities	176,774.1	1,174.8	(2,103.1)	175,845.8
Total debt securities	1,411,274.8	28,887.4	(4,118.4)	1,436,043.8
Equity securities	6,256.8	2,379.8	(77.7)	8,558.9
Other securities	11,225.1	1,620.8	(226.4)	12,619.5
Total	1,428,756.7	32,888.0	(4,422.5)	1,457,222.2

Rupees in million

	At March 31, 2016
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	184,592.0	5,083.7	(2,431.8)	187,243.9
Government securities	1,126,385.0	11,585.8	(2,945.1)	1,135,025.7
Other debt securities	124,231.0	1,486.3	(2,726.8)	122,990.5
Total debt securities	1,435,208.0	18,155.8	(8,103.7)	1,445,260.1
Equity securities	5,439.8	1,272.2	(243.4)	6,468.6
Other securities	9,866.6	1,537.6	(156.8)	11,247.4
Total	1,450,514.4	20,965.6	(8,503.9)	1,462,976.1

The Group’s investments portfolio also contains investments held by its venture capital subsidiaries and investment in non-readily marketable securities and investment in affiliates. The fair value of investments held by the venture capital subsidiaries was Rs. 109.2 million at March 31, 2017 and Rs. 239.5 million at March 31, 2016. Non-readily marketable securities primarily represent securities acquired as a part of project financing activities or conversion of loans in debt restructurings. The investment in non-readily marketable securities and investment in affiliates was Rs. 77,700.1 million at March 31, 2017 and Rs. 78,203.2 million at March 31, 2016. Further, the Bank has opted for fair value accounting of equity investments amounting to Rs. 7,480.7 million at March 31,

2017 and Rs. 2,997.9 million at March 31, 2016 under ASC Subtopic 825-10 “Financial Instruments”.

d)	Fair value measurements

The Group adopted FASB ASC Topic 820 “Fair Value Measurements and Disclosures” effective April 1, 2008. The Group determines the fair values of its financial instruments based on the fair value hierarchy established in ASC Topic 820. The standard describes three levels of inputs that may be used to measure fair value.

Level 1

Valuation is based upon unadjusted quoted prices of identical instruments traded in active markets. The instruments that have been valued based upon such quoted prices include traded equity shares, mutual funds, government securities, corporate bonds, certificate of deposits, commercial papers, futures and spots. The Bank’s Canadian subsidiary has investments in bankers’ acceptances which are valued based on the quoted prices.

Level 2

Valuation is based upon quoted prices for similar instruments in active markets, quoted prices for identical or similar instruments in markets that are not active, prices quoted by market participants and prices derived from valuation models which use significant inputs that are observable in active markets. Inputs used include interest rates, yield curves, volatilities, credit spreads, which are available from public sources like Reuters, Bloomberg, Foreign Exchange Dealers Association of India, Financial Benchmark India Private Limited and Fixed Income Money Markets & Derivatives Association of India.

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

India-linked non-Rupee denominated bonds price is valued by discounting cash flows using rates incorporating fair market spreads published by Bloomberg/ Reuters corresponding to the international foreign currency ratings of the issuer (capped at international sovereign rating). Some bonds and asset backed commercial papers have been valued at amortized cost net of impairment or based on prices available from Bloomberg which are developed using internal estimates and assumptions. A reduction in the expected cash flows of these instruments will adversely impact the value of these bonds. Similarly an increase in the interest rates or credit spreads will have an adverse impact on the value of these bonds. The value of retained interest in securitizations in Bank’s Canadian subsidiary, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, is similarly impacted by the amount and timing of cash flows from the underlying mortgage assets.

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

The valuation of certain loans, which have been fair valued as per ASC Subtopic 825-10, is dependent on the estimated cash flows that the underlying borrowers would pay out. The Bank makes a number of assumptions with regard to various variables to arrive at the estimated cash flows. The cash flow schedule is discounted at the current interest rate, which the Bank is likely to offer for loan facilities to borrowers in the similar rating grades, which are not market observable. Accordingly, these loans are classified as Level 3 assets. The value of such loans will be impacted by changes in amount and timing of the estimated cash flows from the borrowers.

As per ASU No. 2015-07, Fair Value Measurement (Topic 820): ‘Disclosure for investments in certain entities that calculate net asset value per share’, investments for which fair value is measured using net asset value as a practical expedient, are not required to be classified under fair value hierarchy. Accordingly, classification of venture fund units and security receipts under fair value hierarchy has been discontinued. The comparative disclosure for the fair value hierarchy disclosure at March 31, 2016 has accordingly been restated.

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2017 and the level of inputs used to measure those products.

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Investments
Equity securities	15,518.9	250.0	1,968.2	17,737.1
Government debt securities	50,226.6	1,183,043.9	..	1,233,270.5
Corporate debt securities	78,358.4	122,128.5	7,698.8	208,185.7
Mortgage and other asset backed securities	3,050.0	..	138,513.2	141,563.2
Others[1]	12,208.2	82,916.3	32.6	95,157.1
Sub-total	159,362.1	1,388,338.7	148,212.8	1,695,913.6
Security receipts[2]				261.5
Venture fund units[2]				4,272.5
Total investments				1,700,447.6
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	20.1	19,499.1	34.1	19,553.3
Currency derivatives (including foreign exchange derivatives)[4]	1,829.8	55,428.8	..	57,258.6
Equity derivatives	3.1	..	..	3.1
Un-funded credit derivatives	..	..	..	..
Total positive mark-to-market	1,853.0	74,927.9	34.1	76,815.0
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	..	(15,533.6)	(46.1)	(15,579.7)
Currency derivatives (including foreign exchange derivatives)[4]	(2,834.1)	(48,300.1)	..	(51,134.2)
Equity derivatives	(0.4)	..	..	(0.4)
Un-funded credit derivatives	..	..	..	..
Total negative mark-to-market	(2,834.5)	(63,833.7)	(46.1)	(66,714.3)
Borrowing
Bonds	..	(446,139.7)	..	(446,139.7)
Total borrowings	..	(446,139.7)	..	(446,139.7)
Loans
Loans	..	..	31,252.0	31,252.0
Total loans	..	..	31,252.0	31,252.0
1.	Includes primarily certificate of deposits, commercial paper and mutual funds. .

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy based on the changes in ASC Subtopic 820-10-35-54B vide ASU No. 2015-07.
3.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.
4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2016 and the level of inputs used to measure those products.

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Investments
Equity securities	6,138.7	123.4	3,473.5	9,735.6
Government debt securities	137,435.3	1,164,297.7	..	1,301,733.0
Corporate debt securities	78,663.3	119,414.9	11,035.6	209,113.8
Mortgage and other asset backed securities	5,268.3	..	98,066.4	103,334.7
Others[1]	51,167.4	96,821.4	27.1	148,015.9
Sub-total	278,673.0	1,380,657.4	112,602.6	1,771,933.0
Security receipts[2]				359.3
Venture fund units[2]				4,497.8
Total investments				1,776,790.1
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	..	38,096.8	63.0	38,159.8
Currency derivatives (including foreign exchange derivatives)[4]	1,697.2	56,883.5	..	58,580.7
Equity derivatives	0.9	529.1	..	530.0
Un-funded credit derivatives	..	..	13.1	13.1
Total positive mark-to-market	1,698.1	95,509.4	76.1	97,283.6
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	(23.9)	(19,520.9)	(29.1)	(19,573.9)
Currency derivatives (including foreign exchange derivatives)[4]	(829.9)	(56,667.9)	..	(57,497.8)
Equity derivatives	(0.7)	..	..	(0.7)
Un-funded credit derivatives	..	..	(12.3)	(12.3)
Total negative mark-to-market	(854.5)	(76,188.8)	(41.4)	(77,084.7)
Borrowing
Bonds	..	(559,279.3)	..	(559,279.3)
Total borrowings	..	(559,279.3)	..	(559,279.3)
Loans
Loans	..	..	16,225.4	16,225.4
Total loans	..	..	16,225.4	16,225.4
1.	Includes primarily certificate of deposits, commercial paper and mutual funds.

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy based on the changes in ASC Subtopic 820-10-35-54B vide ASU No. 2015-07.

3.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

For certain products, the valuations based solely on market participant quotes/spreads were considered inadequate due to relatively inactive markets and hence alternative valuation methodology has been used. The market for these instruments remains illiquid as on March 31, 2017 and the sole reliability of market quotes remain inadequate as on the reporting date. Bonds which have been identified as illiquid and are valued based on the prices of similar assets or at a weighted average price derived from market quotes and valuation models have been classified as Level 2 or Level 3 instruments based on inputs used in valuation.

The Group holds investments in certain venture capital funds and security receipts. The fair value of these investments has been estimated using the net asset value per unit as declared by such investee entities. The security receipts are issued by asset reconstruction companies with underlying mainly as non-performing loans with objectives of gains through improvement in recoveries on these assets. The venture capital fund units are issued by venture capital funds with underlying investment in equity shares and other instruments with the objective of generating long term returns. Some of the venture capital funds have focused investments in real estate and infrastructure sectors. The cash flow from these investments is expected to happen through distribution upon liquidation of the underlying assets by the asset reconstruction companies/venture capital funds, with a maturity period ranging from 7-10 years. A reduction in the estimated cash flows from the underlying assets or delays in collection of estimated cash flows will adversely impact the net asset values and therefore the fair value of these investments.

Transfers between Levels of the fair value hierarchy

Government securities of Rs. 16,785.3 million and equity shares of Rs. 243.8 million were transferred from Level 1 to Level 2 as these securities were valued based on quoted prices in markets which were not active at March 31, 2017 as compared to valuation based on quoted prices in active market at March 31, 2016. Corporate debt securities of Rs. 68.5 million were transferred from Level 1 to Level 2 as these securities were valued based on internal valuation using market observable inputs at March 31, 2017 as compared to valuation based on quoted price at March 31, 2016.

Corporate debt securities of Rs. 1,224.6 million were transferred from Level 2 to Level 1 as these securities were valued based on quoted prices at March 31, 2017 as compared to valuation based on internal valuation using market observable inputs at March 31, 2016. Equity shares of Rs. 2.3 million were transferred from Level 2 to Level 1 as these securities were valued based on quoted prices in active market at March 31, 2017 as compared to valuation based on quoted prices in markets which were not active at March 31, 2016.

Corporate debt securities of Rs 1,802.2 million were transferred from Level 2 to level 3 as the valuation of these securities was based on significant management estimation or unobservable market inputs at March 31, 2017 as compared to valuation based on internal valuation using market observable inputs at March 31, 2016. Equity shares of Rs. 3.7 million were transferred from Level 2 to level 3 as the valuation of these securities was done based on unobservable market inputs at March 31, 2017 as compared to valuation based on quoted prices in markets which were not active at March 31, 2016.

Equity of Rs. 128.5 million was transferred from Level 1 to Level 3 as the valuation of these securities was done based on unobservable market inputs at March 31, 2017 as compared to valuation based on quoted prices in active market at March 31, 2016.

Cost method equity shares of Rs. 18.7 million were transferred to Level 1 as the valuation is based on quoted prices in active market at March 31, 2017. Cost method equity shares of Rs. 1.1 million were transferred to Level 2 as the valuation was based on quoted prices in markets which were not active at March 31, 2017. Cost method equity shares of Rs. 2.3 million were transferred to Level 3 as the valuation of these securities was done based on unobservable market inputs at March 31, 2017.

Equity of Rs. 0.1 million was moved out from Level 2 as these investments were accounted for at cost at March 31, 2017.

Loans of Rs. 40,963.7 million given to equity affiliates, where the Bank has opted for fair valuation under ASC Subtopic 825-10 “Financial Instruments”, were classified as Level 3, since the fair valuation is based on significant management estimates and unobservable inputs.

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2017.

Rupees in million

	Investments
Description	Equity securities	Corporate debt securities	Mortgage and other asset backed securities	Others	Total	Loans
Beginning balance at April 1, 2016	3,473.5	11,035.6	98,066.4	27.1	112,602.6	16,225.4
Total gains or losses (realized/unrealized)
-Included in earnings	(1,471.0)	(3,452.3)	..	610.8	(4,312.5)	(25,937.1)
-Included in other comprehensive income	(8.9)	116.3	(192.0)	..	(84.6)	..
Purchases/additions	181.3	96.9	102,222.7	..	102,500.9	..
Sales	(336.5)	(195.6)	..	(605.3)	(1,137.4)	..
Issuances	..	..	(1.6)	..	(1.6)	..
Settlements	..	(1,644.4)	(61,384.4)	..	(63,028.8)	..
Transfers in Level 3	134.5	1,802.2	..	..	1,936.7	40,963.7
Transfers out of Level 3	..	..	..	..	..	..
Foreign currency translation adjustment	(4.7)	(59.9)	(197.9)	..	(262.5)	..
Ending balance at March 31, 2017	1,968.2	7,698.8	138,513.2	32.6	148,212.8	31,252.0

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(1,477.4)	(438.5)	..	5.5	(1,910.4)	(25,937.1)

1.	Includes India-linked asset backed securities.

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2016.

Rupees in million

	Investments
Description	Equity securities	Corporate debt securities	Mortgage and other asset backed securities	Others	Total	Loans
Beginning balance at April 1, 2015	2,031.7	1,384.2	120,280.0	..	123,695.9	..
Total gains or losses (realized/unrealized)
-Included in earnings	(1,286.1)	(1,522.7)	89.3	27.1	(2,692.4)	(6,762.6)
-Included in other comprehensive income	176.8	466.3	695.4	..	1,338.5	..
Purchases/additions	2,484.8	211.8	42,454.2	..	45,150.8	..
Sales	(363.4)	(42.2)	..	..	(405.6)	..
Issuances	..	..	665.7	..	665.7	..
Settlements	..	..	(66,260.2)	..	(66,260.2)	..
Transfers in Level 3	486.8	10,494.5	..	..	10,981.3	22,988.0
Transfers out of Level 3	(59.2)	..	..	..	(59.2)	..
Foreign currency translation adjustment	2.1	43.7	142.0	..	187.8	..
Ending balance at March 31, 2016	3,473.5	11,035.6	98,066.4	27.1	112,602.6	16,225.4

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(1,260.8)	(1,504.3)	..	27.1	(2,738.0)	(6,762.6)

1.	Includes India-linked asset backed securities.

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2017.

Rupees in million

Description	Derivatives
	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2016	33.8	..	..	0.9	34.7
Total gains or losses(realized/unrealized)
-Included in earnings	(45.9)	..	..	(0.9)	(46.8)
-Included in other comprehensive income	..	..	..	..	..
Purchases	..	..	..	..	..
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	..	..	..	..	..
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	..	..	..	..	..
Foreign currency translation adjustment	..	..	..	..	..
Ending balance at March 31, 2017	(12.1)	..	..	0.0	(12.1)

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(10.7)	..	..	..	(10.7)

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

e)       Other than temporary impairment

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

The following table sets forth, the fair value of the investments in equity and debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2017.

Rupees in million

Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	13,339.0	(121.3)	4,002.1	(588.9)	17,341.1	(710.2)
Government securities	70,681.5	(683.5)	10,369.3	(621.5)	81,050.8	(1,305.0)
Other debt securities	46,149.8	(302.6)	16,333.4	(1,808.5)	62,483.2	(2,111.1)
Total debt securities	130,170.3	(1,107.4)	30,704.8	(3,018.9)	160,875.1	(4,126.3)
Equity securities	1,003.5	(43.0)	1,251.3	(257.6)	2,254.8	(300.6)
Total	131,173.8	(1,150.4)	31,956.1	(3,276.5)	163,129.9	(4,426.9)

The following table sets forth, the fair value of the investments in equity and debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2016.

Rupees in million

Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	16,258.2	(382.8)	12,755.6	(2,049.0)	29,013.8	(2,431.8)
Government securities	20,479.0	(202.3)	90,859.6	(2,742.7)	111,338.6	(2,945.0)
Other debt securities	34,695.9	(528.4)	14,489.4	(2,224.3)	49,185.3	(2,752.7)
Total debt securities	71,433.1	(1,113.5)	118,104.6	(7,016.0)	189,537.7	(8,129.5)
Equity securities	1,993.5	(260.9)	722.4	(145.2)	2,715.9	(406.1)
Total	73,426.6	(1,374.4)	118,827.0	(7,161.2)	192,253.6	(8,535.6)

The following table sets forth, the total other than temporary impairment recognized on debt securities during the year ended March 31, 2017

Rupees in million

Description of securities	Other than temporary impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
	Total other than temporary impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net other than temporary impairment losses recognized in earnings	Losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Corporate debt securities	3,584.0	..	3,584.0	104.4	3,688.4
Government securities	..	..	..	25.6	25.6
Other debt securities	509.0	..	509.0	2.0	511.0
Total	4,093.0	..	4,093.0	132.0	4,225.0

The following table sets forth, the total other than temporary impairment recognized on debt securities during the year ended March 31, 2016.

Rupees in million

Description of securities	Other than temporary impairment losses related to securities that the group does not intend to sell nor will likely be required to sell
	Total other than temporary impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net other than temporary impairment losses recognized in earnings	Losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
Corporate debt securities	1,333.8	..	1,333.8	694.2	2,028.0
Government securities	..	..	..	108.7	108.7
Other debt securities	2,183.8	..	2,183.8	5.5	2,189.3
Total	3,517.6	..	3,517.6	808.4	4,326.0

The following table sets forth, a 12 month roll forward of cumulative other than temporary impairment credit loss recognized in earnings for AFS debt securities held at March 31, 2017.

Rupees in million

	Balance at March 31, 2016	Credit impairments in earnings on securities not previously impaired	Credit impairments recognized in earnings on securities that have been previously impaired	Reduction due to sales or maturity of credit impaired securities	Balance at March 31, 2017
Corporate debt securities	3,899.7	238.4	3,345.6	1,253.6	6,230.1
Other debt securities	5,588.7	509.8	(0.8)	3,850.0	2,247.7
Total	9,488.4	748.2	3,344.8	5,103.6	8,477.8

The following table sets forth, a 12 month roll forward of cumulative other than temporary impairment credit loss recognized in earnings for AFS debt securities held at March 31, 2016.

Rupees in million

	Balance at March 31, 2015	Credit impairments in earnings on securities not previously impaired	Credit impairments recognized in earnings on securities that have been previously impaired	Reduction due to sales or maturity of credit impaired securities	Balance at March 31, 2016
Corporate debt securities	2,729.1	757.1	576.7	163.2	3,899.7
Other debt securities	3,499.8	958.5	1,225.3	94.9	5,588.7
Total	6,228.9	1,715.6	1,802.0	258.1	9,488.4

The reasons for not classifying certain investments in debt and equity securities with unrealized losses as other than temporarily impaired are as follows.

•	For the debt securities, the Group has assessed that the securities in an unrealized loss position have not been identified for sale and it is not more likely than not that the Group will be required to sell the securities before recovery of its amortized cost basis less any current period credit loss.

•	The diminution in the value of marketable equity securities and other securities is not considered as other than temporarily impaired at March 31, 2017 after considering the factors like projects under implementation, strategic nature of investments and the entity’s proposed capacity expansion for improving the marketability of the product, increasing sale trend and cash flows. Based on the evaluation and the Group’s ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Group does not consider these to be other than temporarily impaired at March 31, 2017.

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

At March 31, 2017, the Group holds cost method investments amounting Rs. 77,700.1 million. The fair value for such securities has not been estimated in the absence of changes in circumstances that have a significant adverse effect on the fair value of the investments.

f)	Loans

The following table sets forth the recorded investment in restructured loans at March 31, 2017.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	359,653.4	142,141.8	17,000.8	376,654.2
Consumer loans	3,060.7	2,664.1	..	3,060.7
Total	362,714.1	144,805.9	17,000.8	379,714.9

The following table sets forth the recorded investment in restructured loans at March 31, 2016.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	296,326.3	104,547.9	17,272.3	313,598.6
Consumer loans	3,046.6	2,805.9	..	3,046.6
Total	299,372.9	107,353.8	17,272.3	316,645.2

The following table sets forth the recorded investment in other impaired loans at March 31, 2017.

Rupees in million

	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	346,094.9	157,487.7	73,010.7	419,105.6
Consumer loans	34,030.3	17,435.2	58.6	34,088.9
Total	380,125.2	174,922.9	73,069.3	453,194.5

The following table sets forth the recorded investment in other impaired loans at March 31, 2016.

Rupees in million

	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	372,430.2	111,256.9	103,422.5	475,852.7
Consumer loans	30,840.5	17,614.5	..	30,840.5
Total	403,270.7	128,871.4	103,422.5	506,693.2

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2017.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	142,141.8	..	..	142,141.8
Allowance for loan losses: collectively evaluated for impairment	..	2,664.1	..	2,664.1
Total allowance for loan losses	142,141.8	2,664.1	.	144,805.9
Recorded financing receivables
Individually evaluated for impairment	376,654.2	..	..	376,654.2
Collectively evaluated for impairment	..	3,060.7	..	3,060.7
Total recorded financing receivables	376,654.2	3,060.7	..	379,714.9

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2016.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	104,547.9	..	..	104,547.9
Allowance for loan losses: collectively evaluated for impairment	..	2,805.9	..	2,805.9
Total allowance for loan losses	104,547.9	2,805.9	..	107,353.8
Recorded financing receivables
Individually evaluated for impairment	313,598.6	..	..	313,598.6
Collectively evaluated for impairment	..	3,046.6	..	3,046.6
Total recorded financing receivables	313,598.6	3,046.6	..	316,645.2

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2017.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	157,487.7	1,567.7	..	159,055.4
Allowance for loan losses: collectively evaluated for impairment	22,581.0	19,461.7	..	42,042.7
Total allowance for loan losses	180,068.7	21,029.4	..	201,098.1
Recorded financing receivables
Individually evaluated for impairment	419,105.7	2,410.0	..	421,515.7
Collectively evaluated for impairment	2,138,799.1	2,308,679.2	..	4,447,478.3
Total recorded financing receivables	2,557,904.8	2,311,089.2	..	4,868,994.0

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2016.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	111,256.9	2,879.5	..	114,136.4
Allowance for loan losses: collectively evaluated for impairment	21,603.6	19,547.1	..	41,150.7
Total allowance for loan losses	132,860.5	22,426.6	..	155,287.1
Recorded financing receivables
Individually evaluated for impairment	475,852.7	3,427.2	..	479,279.9
Collectively evaluated for impairment	2,081,383.2	2,014,478.9	..	4,095,862.1
Total recorded financing receivables	2,557,235.9	2,017,906.1	..	4,575,142.0

The following table sets forth loans restructured during the year ended March 31, 2017.

Rupees in million

		Restructured loans involving changes in the amount and/or timing of
Particulars	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Total impact on P&L	Net restructured amount
Commercial loans	19	39,390.0	..	15,025.6	11,218.3	42,175.4
Consumer loans	178	110.3	..	..	7.3	103.0
Total	197	39,500.3	..	15,025.6	11,225.6	42,278.4

The following table sets forth loans restructured during the year ended March 31, 2016.

Rupees in million

		Restructured loans involving changes in the amount and/or timing of
Particulars	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Total impact on P&L	Net restructured amount
Commercial loans	18	19,398.2	..	97,097.4	16,336.5	99,397.7
Consumer loans	..	..	..	..	..	..
Total	18	19,398.2	..	97,097.4	16,336.5	99,397.7

The following table sets forth restructured loans at March 31, 2017 and 2016, as well as loans that were restructured during a fiscal year and defaulted within the same or next fiscal year:

Rupees in million

Particulars	Balances at March 31, 2017	Payment default during the year ended March 31, 2017[1]	Balances at March 31, 2016	Payment default during the year ended March 31, 2016[1]
Commercial loans	376,654.2	111,271.7	313,598.6	19,990.7
Consumer loans	3,060.7	..	3,046.6	29.0
Total	379,714.9	111,271.7	316,645.2	20,019.7

1. Default is defined as 90 days past due.

Additionally at March 31, 2017, the Bank has outstanding loans amounting to Rs. 63,328.7 million (March 31, 2016: Rs. 22,988.0 million) to equity affiliates, where the Bank has opted for fair value accounting under ASC Subtopic 825-10 “Financial Instruments”. See also “– Notes under U.S. GAAP – Additional information required under U.S. GAAP – Fair value accounting of financial interests.”

g)       Equity affiliates

Under U.S. GAAP, the Group accounts for its ownership interest in ICICI Prudential Life Insurance Company Limited (ICICI Life) and ICICI Lombard General Insurance Company Limited (ICICI General) by the equity method of accounting because of substantive participative rights held by the minority shareholders.

The following tables set forth, for the periods indicated, the summarized U.S. GAAP balance sheets and statements of operations of these entities.

Rupees in million

Balance sheet	At March 31,
	2017		2016
	ICICI Life	ICICI General	ICICI Life	ICICI General

Cash and cash equivalents	7,602.2	3,068.0	7,516.8	3,418.0
Securities	335,062.0	151,172.4	275,641.0	113,945.8
Assets held to cover linked liabilities	878,775.3	..	752,947.2	..
Other assets	78,520.4	80,927.4	53,844.8	40,789.5

Total assets	1,299,959.9	235,167.8	1,089,949.8	158,153.3

Provision for linked liabilities	878,775.3	..	752,947.2	..
Other liabilities	335,259.0	195,657.2	259,947.8	127,053.8
Stockholders’ equity	85,925.6	39,510.6	77,054.8	31,099.5

Total liabilities and stockholders’ equity	1,299,959.9	235,167.8	1,089,949.8	158,153.3

Rupees in million

Statement of income	Year ended March 31,
	2017		2016
	ICICI Life	ICICI General	ICICI Life	ICICI General

Interest income	51,830.6	9,438.4	47,751.5	8,439.4
Interest expense	..	..	..	..
Net interest income	51,830.6	9,438.4	47,751.5	8,439.4
Insurance premium	223,540.0	61,564.8	191,643.9	48,289.5
Other non-interest income	108,345.9	7,477.6	(32,732.0)	6,374.0
Non-interest expense	(371,142.6)	(70,382.5)	(187,280.7)	(56,412.7)
Income tax (expense)/benefit	(514.2)	(1,735.4)	(1,528.4)	(1,828.4)
Income/(loss), net	12,059.7	6,362.9	17,854.3	4,861.8

h)       Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2017	2016

Goodwill	35,101.4	35,101.4
Accumulated amortization	(54.0)	(54.0)
Goodwill, net (A)	35,047.4	35,047.4

Customer-related intangibles	10,410.1	10,410.1
Accumulated amortization	(10,410.1)	(10,321.5)
Customer related intangibles, net (B)	..	88.6

Asset management and advisory intangibles (C)	367.0	367.0
Operating lease	246.9	246.9
Accumulated amortization	(234.0)	(198.9)
Operating lease net (D)	12.9	48.0
Goodwill and intangible assets, net (A+B+C+D)	35,427.3	35,551.0

1. See also “schedule 18 - Fixed assets”.

The following table sets forth, for the periods indicated, the changes in goodwill under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2017	2016

Opening balance	35,047.4	35,047.4
Goodwill disposed off during the period	..	..
Goodwill addition during the period	..	..
Closing balance	35,047.4	35,047.4

The following table sets forth, for the periods indicated, the changes in intangible assets under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2017	2016
Opening balance	136.5	318.8
Amortization	(123.6)	(182.3)
Disposal	..	..

Closing balance	12.9	136.5

The following table sets forth, for the periods indicated, the estimated amortization schedule for intangible assets under U.S. GAAP, on a straight line basis, until assets are fully amortized.

Rupees in million

Year ending March 31	Amount

2018	12.9
Total	12.9

The Group has assigned goodwill to reporting units. The Group tests its goodwill for impairment on an annual basis at a reporting unit level. The fair value of the reporting units was derived by applying a comparable companies earnings multiple method. Under this method, the fair value of the reporting unit is arrived at by multiplying future maintainable profits of the reporting unit with price earning multiple. Based on the fair valuation, no goodwill impairment was recorded during the year ended March 31, 2017. Any deterioration in the variables used in determination of fair values of the reporting units could significantly affect the impairment evaluation and the results. The goodwill present in the Wholesale reporting unit may be particularly sensitive to further deterioration in economic conditions. If the future were to differ adversely from management’s estimate of key assumptions, there could potentially arise an indication of impairment with respect to Rs.14,482.3 million of goodwill in Wholesale reporting unit.

i)       Employee benefits

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

In respect of the parent company, the gratuity benefit is provided to the employee through a fund administered by a Board of Trustees and managed by ICICI Prudential Life Insurance Company Limited. The parent company is responsible for settling the gratuity obligation through contributions to the fund.

In respect of the remaining entities within the Group, the gratuity benefit is provided through annual contributions to a fund administered and managed by Life Insurance Corporation of India (LIC) and ICICI Prudential Life Insurance Company Limited. Under this scheme, the settlement obligation and contribution to be paid remains with the Group, although LIC and ICICI Prudential Life Insurance Company Limited administer the scheme.

The following table sets forth, for the periods indicated, the funded status of the plans and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2017	2016

Change in benefit obligations
Projected benefit obligations at the beginning of the year	7,912.9	7,188.6
Add: Adjustment for exchange fluctuation on opening obligations	(2.4)	4.3
Adjusted opening obligations	7,910.5	7,192.9
Service cost	771.3	673.9
Interest cost	672.0	611.1
Acquisition/(Divestitures)	17.4	(5.7)
Plan amendments	..	..
Benefits paid	(842.6)	(711.2)
Actuarial (gain)/loss on obligations	538.2	151.9
Projected benefit obligations at the end of the year	9,066.8	7,912.9

Change in plan assets
Fair value of plan assets at the beginning of the year	7,192.4	6,858.6
Acquisition/(Divestitures)	17.4	(5.7)
Actual return on plan assets	1,016.6	168.1
Employer contributions	1,536.8	882.6
Benefits paid	(842.6)	(711.2)
Plan assets at the end of the year	8,920.6	7,192.4

Funded status	(146.2)	(720.5)
Amount recognized, net	(146.2)	(720.5)

Accumulated benefit obligation at year-end	5,993.3	5,307.8

The following table sets forth, for the periods indicated, the components of the net gratuity cost.

Rupees in million

	Year ended March 31,
	2017	2016	2015

Service cost	771.3	673.9	568.3
Interest cost	672.0	611.1	589.3
Expected return on plan assets	(547.1)	(524.6)	(454.5)
Amortization of transition asset/liability	..	..	..
Amortization of prior service cost	5.4	6.8	11.8
Amortized actuarial (gain)/loss	28.4	8.2	(6.4)
Acquisition and divestiture (gain)/loss	..	..	..
Exchange gain/(loss)	(2.7)	4.3	3.1
Gratuity cost, net	927.3	779.7	711.6

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government security yield with a premium added to reflect the additional risk for AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2017	2016	2015

Discount rate	8.4%	8.5%	9.5%
Rate of increase in the compensation levels	7.1%	7.1%	7.1%
Rate of return on plan assets	8.0%	8.0%	8.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2017	2016

Discount rate	7.7%	8.4%
Rate of increase in the compensation levels	7.1%	7.1%

Plan assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.

Rupees in million

	At March 31,
	2017	2016

Assets category
Investment in schemes of ICICI Prudential Life Insurance Company Limited
Group balance fund[1]	8,156.2	5,984.0
Group growth fund[2]	112.2	31.0
Group debt fund[3]	29.2	91.7
Group short-term fund[4]	1.7	1.8
Total investment in schemes of ICICI Prudential Life Insurance Company Limited	8,299.3	6,108.5
Investment in scheme of Life Insurance Corporation of India	191.5	644.8
Total assets managed by external entities	8,490.8	6,753.3
Special deposit with central government	292.0	291.2
Government debt securities	50.3	51.2
Corporate debt securities	70.9	81.2
Balance with banks and others	16.6	15.5
Total	8,920.6	7,192.4
1.	Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions. At March 31, 2017, investment in government securities, corporate bonds, fixed deposits and equity were 21.8%, 51.8%, 0.7% and 15.8% respectively.

2.	Objective of the scheme is to primarily generate long-term capital appreciation through investment in equity and equity related securities and complement it with current income through investment in fixed income instruments in appropriate proportions depending on market conditions prevalent from time to time. At March 31, 2017, investment in government securities,equity and corporate bonds were 11.8%, 54.0% and 28.1% respectively.

3.	Objective of the scheme is to provide accumulation of income through investment in various fixed income securities. The Fund seeks to provide capital appreciation while maintaining suitable balance between return, safety and liquidity. At March 31, 2017, investment in corporate bonds, fixed deposits and government securities were 60.9%, 3.6% and 24.2% respectively.

4.	Objective of the scheme is to provide suitable returns through low risk investments in debt and money market instruments while attempting to protect the capital deployed in the fund. At March 31, 2017, investment in corporate bonds and fixed deposits were 25.1% and 8.4% respectively.

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

Description	Target asset allocation at March 31, 2018	Target asset allocation at March 31, 2017
Funds managed by external entities	96%	94%
Special deposit with central government	3%	4%
Debt securities	1%	2%
Total	100%	100%

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

LIC administers the plan fund and it independently determines the target allocation by asset category. The selection of investments and the asset category is determined by LIC. The investment strategy is to invest in a prudent manner to produce a return that will enable the fund to meet the required benefit obligations. LIC, which is owned by Government of India, functions within regulated investment norms.

The plan assets are mainly invested in various gratuity schemes of the insurance companies to limit the impact of individual investment. The Group’s entire investment of plan assets is in India and 92.7% of investment is in various gratuity schemes of ICICI Prudential Life Insurance Company Limited. Insurers managing the plan assets of the Group consider operational risk, performance risk, credit risk and equity risk in their investment policy as part of their risk management practices.

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount

Expected Group contributions to the fund during the year ending March 31, 2018	1,648.0
Expected benefit payments from the fund during year ending March 31,
2018	1,504.0
2019	1,300.0
2020	1,438.3
2021	1,406.3
2022	1,428.7
Thereafter upto 10 years	6,960.4

The expected benefits are based on the same assumptions as used to measure the Group’s benefit obligation at March 31, 2017.

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

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2017	2016
Change in benefit obligations
Projected benefit obligations at beginning of the year	13,400.7	12,263.1
Service cost	239.4	236.5
Interest cost	1,112.0	1,029.4
Liability extinguished on settlement	(1,182.5)	(1,554.0)
Benefits paid	(128.4)	(134.7)
Actuarial (gain)/loss on obligations	1,369.5	1,560.4
Projected benefit obligations at the end of the year	14,810.7	13,400.7

Change in plan assets
Fair value of plan assets at beginning of the year	13,191.6	10,103.4
Actual return on plan assets	1,732.7	898.8
Assets distributed on settlement	(1,313.9)	(1,726.7)
Employer contributions	3,406.1	4,050.8
Benefits paid	(128.4)	(134.7)
Plan assets at the end of the year	16,888.1	13,191.6

Funded status	2,077.4	(209.1)

Net amount recognized	2,077.4	(209.1)

Accumulated benefit obligation at year end	13,495.3	11,998.0

The following table sets forth, for the periods indicated, the components of the net pension cost.

Rupees in million

	Year ended March 31,
	2017	2016	2015

Service cost	239.4	236.5	204.5
Interest cost	1,112.0	1,029.4	934.0
Expected return on assets	(1,143.2)	(902.9)	(743.8)
Curtailment and settlement (gain)/loss	131.4	172.7	153.5
Actuarial (gain)/loss	1,296.9	1,141.5	754.2

Net pension cost	1,636.5	1,677.2	1,302.4

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2017	2016	2015

Discount rate	8.4%	8.5%	9.8%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%	1.5%
On dearness relief	7.0%	7.0%	7.0%
Rate of return on plan assets	8.0%	8.0%	8.0%
Pension increases (applicable on basic pension)	7.0%	7.0%	7.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31
	2017	2016

Discount rate	7.7%	8.4%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%
On dearness relief	7.0%	7.0%
Pension increases (applicable on basic pension)	7.0%	7.0%

Plan Assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years.

The following table sets forth, for the periods indicated, the Group’s asset allocation and target asset allocation for pension by asset category based on fair values.

Rupees in million

Asset category	Fair value at March 31, 2017	Fair value at March 31, 2016	Target asset allocation at March 31, 2018	Target asset allocation at March 31, 2017
Government debt securities	8,072.7	6,417.0	48%	49%
Corporate debt securities	7,667.4	6,029.8	42%	46%
Balance with banks and others	1,148.0	744.8	10%	5%
Total	16,888.1	13,191.6	100%	100%

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

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount
Expected Group contributions to the fund during the year ending March 31, 2018	3,000.0
Expected benefit payments from the fund during the year ending March 31,
2018	942.0
2019	1,195.6
2020	1,141.2
2021	1,205.4
2022	1,183.3
Thereafter upto 10 years	4,999.9

The expected benefits are based on the same assumption as used to measure the Group’s benefit obligation at March 31, 2017.

Superannuation

Superannuation is a defined contribution plan under which the Group contributes annually a sum equivalent to 15.0% of certain employee’s eligible annual salary based on the option exercised by the employees, either to LIC or ICICI Prudential Life Insurance Company Limited, the managers of the fund, who undertake to pay the lump sum and annuity payments to employees pursuant to the scheme. The Group contributed Rs. 202.9 million, Rs. 129.0 million and Rs. 114.1 million to the employees’ superannuation plan for the year ended March 31, 2017, March 31, 2016 and March 31, 2015 respectively.

Provident fund

In accordance with Indian regulations, employees of the Group (excluding those covered under the pension scheme) are entitled to receive benefits under the provident fund. Actuarial valuation for the interest rate guarantee on provident fund balance is determined by an actuary appointed by the Group. The actuarial gains or losses arising during the year are recognized in income statement. The Group contributes to fund set up by the Group and administered by a Board of Trustees. The Group has contributed Rs. 2,054.5 million, Rs. 1,827.5 million and Rs. 1,708.4 million to the employees’ provident fund for the year ended March 31, 2017, March 31, 2016 and March 31, 2015 respectively, which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

j)        Income taxes

Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

Rupees in million

	At March 31,
	2017	2016

Deferred tax assets
Allowance for loan losses	104,387.6	85,744.8
Available for sale securities	..	572.9
Investments in trading securities	22.2	96.4
Unearned income	122.9	88.8
Business/capital loss carry forwards	5,195.8	355.9
Fair value accounting of financial interests	11,700.0	2,340.4
Investments in subsidiaries and affiliates	2,119.9	4,021.4
Others	1,925.1	2,494.6
	125,473.5	95,715.2
Valuation allowance	(5,537.6)	(355.9)
Total deferred tax assets	119,935.9	95,359.3
Deferred tax liabilities
Available for sale securities	(5,074.3)	(1,004.3)
Property and equipment	(5,850.1)	(5,893.7)
Investments in subsidiaries, branches and affiliates	(1,685.0)	(1,957.9)
Amortization of fees and costs	(2,032.2)	..
Intangibles	(4.5)	(38.1)
Long-term debt	(127.5)	(136.0)
Others	(4,632.9)	(1,423.5)
Total deferred tax liabilities	(19,406.5)	(10,453.5)

Net deferred tax assets	100,529.4	84,905.8

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of those deductible differences, net of the existing valuation allowances at March 31, 2016 and 2017. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced. The Board of directors of the Bank has approved in June 2017 the public offering of securities of the Bank’s general insurance subsidiary through listing at stock exchanges. The subsequent gains on disposal of investment in general insurance subsidiary of the Bank will be tax free and the capital nature deferred tax will likely not be realized. Accordingly, the incremental valuation allowance of Rs. 1,819.7 million has been recognized by the Bank in fiscal 2017.

The Indian statutory tax rate was 34.61%, 34.61% and 33.99% for the year ended March 31, 2017, 2016 and 2015 respectively including surcharge and education cess.

The dividend received from the Indian subsidiaries of the Bank, on which dividend distribution tax has been paid or tax has been paid by the Bank for overseas subsidiaries, has been reduced while computing the liability of dividend distribution tax on distribution of dividend to the stockholders of the Bank.

Reconciliation of tax rates

The following table sets forth, for the periods indicated, reconciliation of expected income taxes at statutory income tax rate to income tax expense/(benefit).

Rupees in million

	Year ended March 31,
	2017	2016	2015
Income/(loss) before income taxes including non-controlling interest from operations
In India	106,771.3	110,972.7	140,383.6
Outside India	(33,528.7)	(13,316.3)	18,516.9
Total	73,242.6	97,656.4	158,900.5

Statutory tax rate	34.61%	34.61%	33.99%
Income tax expense/(benefit) at the statutory tax rate	25,347.8	33,796.9	54,010.3
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions	(1,179.0)	(4,576.0)	(3,817.5)
Exempt interest and dividend income	(4,097.3)	(5,536.3)	(3,633.0)
Income charged at rates other than statutory tax rate[1]	(14,853.1)	(2,853.8)	(6,055.6)
Changes in the statutory tax rate	..	(831.4)	(15.9)
Expenses disallowed for tax purposes	2,392.9	2,108.4	2,297.5
Tax on undistributed earnings of subsidiaries, branches and affiliates	(447.6)	2,991.2	(1,581.2)
Change in valuation allowance[2]	3,102.0	9.9	(3.0)
Tax adjustments in respect of prior year tax assessments	18.9	(1,750.6)	(291.1)
Others	(1,805.3)	(335.1)	(135.5)

Income tax expense/(benefit) reported	8,479.3	23,023.2	40,775.0
Current tax expense
In India	28,218.7	61,719.0	52,440.3
Outside India	1,069.3	2,110.0	1,716.9
Total	29,288.0	63,829.0	54,157.2
Deferred tax (benefit)/expense
In India	(20,737.2)	(33,979.4)	(13,138.3)
Outside India	(71.5)	(6,826.4)	(243.9)
Total	(20,808.7)	(40,805.8)	(13,382.2)
1.	During fiscal 2017, the Bank sold part of its investment in ICICI Prudential Life Insurance Company Limited in the initial public offer. The gain of Rs. 47,491.1 million on such sale is taxable at Nil rate. The tax effect of Rs. (16,435.7) million on the gain has been considered in this line item.
2.	The total change in valuation allowance during fiscal 2017 was Rs. 5,181.7 million which includes an amount of Rs. 2,079.7 million of previously unrecognized deferred tax assets that are offset by valuation allowance.

At March 31, 2017, total business loss carry forwards pertaining to the Group’s subsidiaries was Rs. 1,418.0 million with expiration dates as follows: March 31, 2022: Rs. 6.7 million, March 31, 2023: Rs. 27.2 million, March 31, 2024: Rs. 23.6 million, March 31, 2025: Rs. 8.1 million, March 31, 2028: Rs. 258.1 million, March 31, 2029: Rs. 228.2 million, March 31, 2030: Rs. 61.6 million, March 31, 2031: Rs. 144.6 million, March 31, 2033: Rs. 52.1 million, March 31, 2034: Rs. 1.1 million, March 31, 2035: Rs. 0.7 million, March 31, 2036: Rs. 0.3 million and March 31, 2037: Rs. 0.3 million and indefinite period: Rs. 605.4 million.

At March 31, 2017, total capital loss carry forwards pertaining to the Group’s subsidiaries was Rs. 1.7 million with expiration dates as follows: March 31, 2019: Rs. 0.2 million, March 31, 2022: Rs. 1.5 million.

At March 31, 2017, total business loss carry forward pertaining to foreign branches of the Bank was Rs. 5,511.2 million with expiration dates as follows: December 31, 2020: Rs. 17.4 million, December 31, 2021: Rs. 61.3 million, December 31, 2022: Rs. 56.5 million, March 31, 2026: Rs. 143.0 million, March 31, 2028: Rs. 304.1 million, March 31, 2029: Rs. 396.6 million, March 31, 2030: Rs. 1,924.2 million, March 31, 2031: Rs. 1,197.7 million, March 31, 2032: Rs. 1,410.4 million.

At March 31, 2017, total capital loss carry forward pertaining to the Bank was Rs. 7,887.3 million with expiration date as March 31, 2025.

Accounting for uncertainty in income taxes

The Group has a policy to include interest and penalties on income taxes, if any, within interest expense or income and income tax expense respectively. However, no interest expense has been recognized in view of the adequate taxes paid by the Group in respect of unrecognized tax benefits. No penalties have been accrued as of March 31, 2017, as the Group believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

The Group has recognized income with respect to interest accrued or received on tax refunds due to the Group against favourable orders received from tax authorities amounting to Rs. 4,526.8 million, Rs. 3,135.6 million and Rs. 2,735.7 million during the year ended March 31, 2017, 2016 and 2015 respectively. Further, the Group does not recognize the interest income accrued on advance income taxes paid against various income tax matters until the related matter is resolved with the taxing authority. Unrecognized interest on such advance income taxes paid is Rs.14,486.2 million, Rs. 11,529.9 million, and Rs. 11,460.3 million at March 31, 2017, 2016 and 2015 respectively.

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.

Rupees in million

Year ended March 31,
	2017	2016	2015

Beginning balance	27,578.6	25,486.9	22,498.8
Increases related to prior year tax positions	..	380.7	..
Increases related to current year tax positions	2,209.6	2,725.2	2,988.1
Decreases related to prior year tax positions	(0.1)	(1,014.2)	..
Ending balance	29,788.1	27,578.6	25,486.9

The Group’s total unrecognized tax benefits, if recognized, would reduce the tax provisions and thereby would affect the Group’s effective tax rate.

The Group’s major tax jurisdiction is India and the assessments are not yet completed for fiscal year 2014 and onwards. However, appeals filed by the Group are pending with various local tax authorities in India from fiscal years 1993 onwards.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

k)       Earnings per share

Basic earnings per share is net income per weighted average equity shares. Diluted earnings per share reflects the effect that existing options would have on the basic earnings per share if they were to be exercised, by increasing the number of equity shares.

The basic and diluted earnings per share under U.S. GAAP differs to the extent that income under U.S. GAAP differs.

The following table sets forth, for the periods indicated, the computation of earnings per share as per U.S. GAAP.

Rupees in million, except per share data

	Year ended March 31,
	2017		2016		2015

	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings
Net income attributable to ICICI Bank stockholders (before dilutive impact)	62,399.4	62,399.4	73,037.1	73,037.1	116,912.7	116,912.7
Contingent issuances of subsidiaries/equity affiliates	..	(39.7)	..	(99.0)	..	(109.5)

	62,399.4	62,359.7	73,037.1	72,938.1	116,912.7	116,803.2
Common stock
Weighted-average common stock outstanding	6,401.8	6,401.8	6,390.3	6,390.3	6,368.7	6,368.7
Dilutive effect of employee stock options	..	24.3	..	31.0	..	44.2

Total	6,401.8	6,426.1	6,390.3	6,421.3	6,368.7	6,412.9

Earnings per share[1]
Net income (Rs.)	9.75	9.70	11.43	11.36	18.36	18.21

1.	The Bank has issued one bonus equity share for every 10 issued equity shares in June 2017. Without adjusting for this issue:

a.	The basic earnings per share would have been Rs. 10.72 for fiscal 2017, Rs. 12.58 for fiscal 2016 and Rs. 20.21 for fiscal 2015.

b.	The diluted earnings per share would have been Rs. 10.68 for fiscal 2017, Rs. 12.50 for fiscal 2016 and Rs. 20.05 for fiscal 2015.

l)       Comprehensive income

The following table sets forth, for the periods indicated, details of comprehensive income.

Rupees in million

	Year ended March 31,
	2017	2016	2015

Net income/(loss) (net of tax) excluding non-controlling interest	62,399.4	73,037.1	116,912.7
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)[1]	19,021.7	(4,670.4)	40,849.6
Translation adjustments (net of tax)[2]	(820.5)	3,347.5	4,837.4
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)[3]	333.7	(525.1)	(1,408.3)

Comprehensive income attributable to ICICI Bank stockholders	80,934.3	71,189.1	161,191.4
Comprehensive income attributable to non-controlling interests	2,428.7	1,608.0	1,249.1
Total comprehensive income	83,363.0	72,797.1	162,440.5
1.	Net of tax effect of Rs. (4,899.7) million, Rs. 4,129.6 million and Rs. (19,448.2) million for the year ended March 31, 2017, March 31, 2016 and March 31, 2015 respectively.

2.	Net of tax effect of Rs. 39.0 million, Rs. (3,317.6) million and Rs. (157.7) million for the year ended March 31, 2017, March 31, 2016 and March 31, 2015 respectively.

3.	Net of tax effect of Rs. (176.6) million, Rs. 352.7 million and Rs. 725.2 million for the year ended March 31, 2017, March 31, 2016 and March 31, 2015 respectively.

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

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2017 amounted to Rs. 4,109.6 million (March 31, 2016: Rs. 6,920.7 million).

The following table sets forth, the details of guarantees outstanding at March 31, 2017.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee

	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	285,721.1	68,215.9	22,638.0	12,204.3	388,779.3
Performance guarantees	371,748.3	177,325.7	60,375.1	21,736.0	631,185.1
Total guarantees	657,469.4	245,541.6	83,013.1	33,940.3	1,019,964.4

The Group has collateral available to reimburse potential losses on its guarantees. At March 31, 2017, margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 85,656.0 million (March 31, 2016: Rs. 78,749.5 million). Other property or security may also be available to the Group to cover losses under these guarantees.

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

22.   Regulatory matters

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2017 was Rs. 1,041,441.1 million (March 31, 2016: Rs. 941,936.6 million), and the Bank complied with the requirement throughout the year.

Capital Adequacy

The Bank was subject to Basel II capital adequacy guidelines stipulated by the Reserve Bank of India till March 31, 2013.

During fiscal 2013, the Reserve Bank of India issued final Basel III guidelines, applicable with effect from April 1, 2013 in a phased manner through till March 31, 2019. At March 31, 2017, the Bank is required to maintain minimum Common Equity Tier-1 capital ratio of 6.80%, minimum Tier-1 capital ratio of 8.30% and minimum total capital ratio of 10.30%. The minimum total capital requirement includes capital conservation buffer of 1.25% and additional Common Equity Tier-1 capital surcharge of 0.05% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of RBI guidelines on Basel III, the Bank follows the standardised approach for measurement of credit risk, standardised duration method for measurement of market risk and basic indicator approach for measurement of operational risk.

The total capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines on Basel III at March 31, 2017 is 17.39% (March 31, 2016: 16.64%). These are based on unconsolidated financial statements as per Indian GAAP.

For and on behalf of Board of Directors

/s/ Chanda Kochhar Managing Director & CEO	/s/ N. S. Kannan Executive Director

/s/ Rakesh Jha Chief Financial Officer	/s/ P. Sanker Senior General Manager (Legal) & Company Secretary

/s/ Ajay Mittal Chief Accountant
Place: Mumbai Date: July 31, 2017