Form 20-F
period 2018-03-31
ICICI BANK LTD
filed 2018-07-31
CIK 1103838

As filed with the Securities and Exchange Commission on July 31, 2018

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended March 31, 2018.

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 For the transition period from to .

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934 Date of event requiring this shell company report

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

[None]

The number of outstanding Equity Shares of ICICI Bank Limited as of March 31, 2018 was 6,427,990,776.

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

Yes ☐           No ☒

table of contents

Cross Reference Sheet

Form 20-F	Item Number and Caption	Location

Part – I
1	Identity of Directors, Senior Management and Advisers	Not applicable

2	Offer Statistics and Expected Timetable	Not applicable

3	Key Information	Selected Consolidated Financial and Operating Data	134
		Exchange Rates	6
		Risk Factors	11

4	Information on the Company	Business	48
		Operating and Financial Review and Prospects	139
		Overview of the Indian Financial Sector	246
		Supervision and Regulation	260
		Business—Subsidiaries, Associates and Joint Ventures	117
		Business—Properties	126
		Schedule 18B Note 5 in Notes to Consolidated Financial Statements	F-71

4A	Unresolved Staff Comments	None

5	Operating and Financial Review and Prospects	Operating and Financial Review and Prospects	139
		Business—Risk Management	70
		Business—Funding	67

6	Directors, Senior Management and Employees	Management	232
		Business—Employees	125

7	Major Shareholders and Related Party Transactions	Business—Shareholding Structure and Relationship with the Government of India	49
		Operating and Financial Review and Prospects—Related Party Transactions	215
		Management—Compensation and Benefits to Directors and Officers—Loans	242
		Schedule 18. Note 3 in Notes to Consolidated Financial Statements	F-45

8	Financial Information	Report of Independent Registered Public Accounting Firm	F-2

i

Form 20-F	Item Number and Caption	Location
		Consolidated Financial Statements and the Notes thereto	F-5
		Operating and Financial Review and Prospects—Executive Summary	139
		Business—Legal and Regulatory Proceedings	126
		Dividends	310

9	The Offer and Listing	Market Price Information	8

10	Additional Information	Additional Information	318
		Exchange Controls	304
		Taxation	311
		Restriction on Foreign Ownership of Indian Securities	307
		Dividends	310
		Business—Subsidiaries, Associates and Joint Ventures	117

11	Quantitative and Qualitative Disclosures About Market Risk	Business—Risk Management—Quantitative and Qualitative Disclosures About Market Risk	77

12	Description of Securities Other than Equity Securities	Business—American Depository Receipt Fees and Payments	132

Part – II
13	Defaults, Dividend Arrearages and Delinquencies	Not applicable

14	Material Modifications to the Rights of Security Holders and Use of Proceeds	Not applicable

15	Controls and Procedures	Business—Risk Management—Controls and Procedures	95

16	[Reserved]	Not applicable

16A	Audit Committee Financial Expert	Management—Corporate Governance—Audit Committee	238

16B	Code of Ethics	Management—Corporate Governance—Code of Ethics	240

16C	Principal Accountant Fees and Services	Management—Corporate Governance—Principal Accountant Fees and Services	241

ii

Form 20-F	Item Number and Caption	Location
16D	Exemptions from the Listing Standards for Audit Committees	Not applicable

16E	Purchases of Equity Securities by the Issuer and Affiliated Purchasers	Business—Shareholding Structure and Relationship with the Government of India	49
16F	Change in Registrant’s Certifying Accountant	Not applicable
16G	Corporate Governance	Management—Summary Comparison of Corporate Governance Practices	241

Part – III
17	Financial Statements	See Item 18

18	Financial Statements	Report of Independent Registered Public Accounting Firm	F-2

		Consolidated Financial Statements and the Notes Thereto	F-5
19	Exhibits	Exhibit Index and Attached Exhibits	320

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

Pursuant to the issuance and listing of our securities in the United States under registration statements filed with the United States Securities and Exchange Commission, we file annual reports on Form 20-F which must include financial statements prepared under generally accepted accounting principles in the United States (U.S. GAAP), or financial statements prepared according to a comprehensive body of accounting principles with a reconciliation of net income and stockholders’ equity to U.S. GAAP. When we first listed our securities in the United States, Indian GAAP was not considered a comprehensive body of accounting principles under the United States securities laws and regulations. Accordingly, our annual reports on Form 20-F for fiscal years 2000 through 2005 included U.S. GAAP financial statements. However, pursuant to a significant expansion of Indian accounting standards, Indian GAAP constitutes a comprehensive body of accounting principles. Accordingly, we have included in this annual report, as in the annual reports for fiscal years 2014 through 2018, consolidated financial statements prepared according to Indian GAAP, with a reconciliation of net income and stockholders’ equity to U.S. GAAP and a description of significant differences between Indian GAAP and U.S. GAAP.

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

Forward-Looking Statements

We have included statements in this annual report which contain words or phrases such as “will”, “would”, “aim”, “aimed”, “will likely result”, “is likely”, “are likely”, “believe”, “expect”, “expected to”, “will continue”, “will achieve”, “anticipate”, “estimate”, “estimating”, “intend”, “plan”, “contemplate”, “seek to”, “seeking to”, “trying to”, “target”, “propose to”, “future”, “objective”, “goal”, “project”, “should”, “can”, “could”, “may”, “will pursue” and similar expressions or variations of such expressions that may constitute “forward-looking statements”. These forward-looking statements involve a number of risks, uncertainties and other factors that could cause actual results, opportunities and growth potential to differ materially from those suggested by the forward-looking statements. These risks and uncertainties include, but are not limited to, the actual growth in demand for banking and other financial products and services in the countries in which we operate or where a material number of our customers reside; future levels of non-performing and restructured loans and any increased provisions and regulatory and legal changes relating to those loans; our exposure to securities of asset reconstruction companies; our ability to successfully implement our strategies, including our retail deposit growth strategy, our strategic use of technology and the internet and our strategy to reduce our net non-performing assets; the continued service of our senior management; the outcome of any legal, tax or regulatory proceedings in India and in other jurisdictions in which we are or become a party to; the outcome of any internal or independent enquiries or regulatory or governmental investigations; our rural expansion; our exploration of merger and acquisition opportunities; our ability to integrate recent or future mergers or acquisitions into our operations and manage the risks associated with such acquisitions to achieve our strategic and financial objectives; our ability to manage the increased complexity of the risks that we face following our international growth; our growth and expansion in domestic and overseas markets; our status as a systemically important bank in India; our ability to maintain enhanced capital and liquidity requirements; the adequacy of our allowance for credit and investment losses; our ability to market new products; investment income; cash flow projections; the impact of any changes in India’s credit rating; the impact of any new accounting standards or new accounting framework; our ability to implement our dividend payment practice; the impact of changes in banking and insurance regulations and other regulatory changes in India and other jurisdictions on us, including changes in regulatory intensity, supervision and interpretations; the state of the global financial system and systemic risks; the bond and loan market conditions and availability of liquidity amongst the investor community in these markets; the nature of credit spreads and interest spreads from time to time, including the possibility of increasing credit spreads or interest rates; our ability to roll over our short-term funding sources and our exposure to credit, market, liquidity and reputational risks. We undertake no obligation to update forward-looking statements to reflect events or circumstances after the date thereof.

In addition, other factors that could cause actual results to differ materially from those estimated by the forward-looking statements contained in this annual report include, but are not limited to, the monetary and interest rate policies of India and the other markets in which we operate, general economic and political conditions in India, southeast Asia, and the other countries which have an impact on our business activities or investments, political or financial instability in India or any other country caused by any factor including regional hostilities, terrorist attacks or social unrest, man-made or natural disasters and catastrophes, inflation, deflation, unanticipated turbulence in interest rates, changes or volatility in the value of the rupee, foreign exchange rates, equity prices or other rates or prices, the performance of the financial markets in general, changes in domestic and foreign laws, regulations and taxes, changes in competition and the pricing environment in India and regional or general changes in asset valuations. For a further discussion of the factors that could cause actual results to differ, see the discussion under “Risk Factors” contained in this annual report.

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

During fiscal 2014, the rupee depreciated against the U.S. dollar by 10.1%, moving from Rs. 54.52 per US$1.00 at March 31, 2013 to Rs. 60.00 per US$1.00 at March 31, 2014 due to concern about India’s current account deficit and possible implications of the anticipated withdrawal of quantitative easing by the U.S. Federal Reserve. During fiscal 2015, the rupee depreciated against the U.S. dollar by 3.9%, moving from Rs. 60.00 per US$1.00 at March 31, 2014 to Rs. 62.31 per US$1.00 at March 31, 2015. During fiscal 2016, the rupee depreciated against the U.S. dollar by 6.3%, moving from Rs. 62.31 per US$1.00 at March 31, 2015 to Rs. 66.25 per US$1.00 at March 31, 2016. During fiscal 2017, the rupee appreciated against the U.S. dollar by 2.1% to Rs. 64.85 per US$1.00 at March 31, 2017 from Rs. 66.25 per US$ 1.00 at March 31, 2016. The rupee depreciated during the first nine months of fiscal 2017, but appreciated sharply during the three months ended March 31, 2017 supported by strong equity inflows from foreign portfolio investors. During fiscal 2018, the rupee depreciated by 0.4% against the U.S. dollar to Rs. 65.11 per US$1.00. During fiscal 2019, through June 30, 2018, the rupee depreciated by 5.1% against the U.S. dollar to Rs. 68.46 per US$1.00 mainly due to global uncertainties arising from trade related issues between key economies, rise in global oil prices and volatilities in global financial markets. See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks— Current account deficits, including trade deficits, and capital flow and exchange rate volatility could adversely affect our business and the price of our equity shares and ADSs”.

The following table sets forth, for the periods indicated, certain information concerning the exchange rates between Indian rupees and U.S. dollars. The exchange rates reflect the exchange rates as set forth in the H.10 statistical release of the Federal Reserve Board.

Fiscal Year	Period End(1)	Average(1),(2)
2014	60.00	60.76
2015	62.31	61.34
2016	66.25	65.58
2017	64.85	66.96
2018	65.11	64.48
2019 (through June 30, 2018)	68.46	67.45

Month	High	Low
March 2017	66.83	64.85
April 2017	65.10	64.08
May 2017	64.87	64.03
June 2017	64.66	64.23
July 2017	64.84	64.11
August 2017	64.16	63.64
September 2017	65.71	63.78
October 2017	65.48	64.70
November 2017	65.46	64.29
December 2017	64.57	63.83
January 2018	64.01	63.38
February 2018	65.20	63.93
March 2018	65.24	64.83
April 2018	66.92	64.92
May 2018	68.38	66.52
June 2018	68.81	66.87

(1)	The exchange rate at each period end and the average rate for each period differed from the exchange rates used in the preparation of our financial statements.

(2)	Represents the average of the exchange rate on the last day of each month during the period.

Although certain rupee amounts in this annual report have been translated into U.S. dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into U.S. dollars at any particular rate, the rates stated below, or at all. Except as otherwise stated in this annual report, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2018. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2018 was Rs. 65.11 per US$1.00 and at June 30, 2018 was Rs. 68.46 per US$1.00.

Market Price Information

Equity Shares

Our outstanding equity shares are currently listed and traded on the BSE Limited, and the National Stock Exchange of India Limited.

At June 30, 2018, total 6,431,732,828 equity shares were outstanding. The prices for equity shares as quoted in the official list of each of the Indian stock exchanges are in Indian rupees.

The following table shows:

•	The reported high and low closing prices quoted in rupees for our equity shares on the National Stock Exchange of India Limited; and

•	The reported high and low closing prices for our equity shares, translated into U.S. dollars, based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board, on the last business day of each period presented.

	Price per equity share(1),(2),(3)
	High		Low		High		Low
Annual prices:
Fiscal 2014	Rs.	228.95	Rs.	142.46	US$	3.82	US$	2.37
Fiscal 2015		349.14		219.85		5.60		3.53
Fiscal 2016		301.05		166.36		4.55		2.51
Fiscal 2017		266.00		194.95		4.10		3.01
Fiscal 2018		362.30		257.85		5.56		3.96
Quarterly prices:
Fiscal 2017:
First Quarter	Rs.	234.23	Rs.	194.95	US$	3.47	US$	2.89
Second Quarter		252.86		217.59		3.80		3.27
Third Quarter		266.00		219.23		3.92		3.23
Fourth Quarter		263.91		228.27		4.07		3.52
Fiscal 2018:
First Quarter	Rs.	296.77	Rs.	244.23	US$	4.59	US$	3.78
Second Quarter		310.35		275.95		4.75		4.23
Third Quarter		325.10		257.85		5.09		4.04
Fourth Quarter		362.30		275.55		5.56		4.23
Fiscal 2019:
First Quarter	Rs.	310.95	Rs.	268.65	US$	4.54	US$	3.92
Monthly prices:
March 2017	Rs.	261.14	Rs.	240.91	US$	4.03	US$	3.71
April 2017		260.64		244.23		4.06		3.80
May 2017		296.77		247.95		4.60		3.84
June 2017		295.18		286.23		4.57		4.43
July 2017		310.35		289.50		4.84		4.51
August 2017		302.60		286.95		4.73		4.49
September 2017		298.30		275.95		4.57		4.23
October 2017		305.70		257.85		4.72		3.98
November 2017		325.10		305.50		5.04		4.74
December 2017		318.15		299.50		4.98		4.69
January 2018		362.30		309.50		5.70		4.87
February 2018		346.20		313.25		5.31		4.80
March 2018		306.05		275.55		4.70		4.23
April 2018		291.75		268.65		4.39		4.04
May 2018		310.95		276.90		4.62		4.12
June 2018		300.65		271.40		4.39		3.96

(1)	Data from the National Stock Exchange of India Limited. The prices quoted on the BSE Limited may be different.

(2)	One equity share of Rs. 10 has been sub-divided into five equity shares of Rs. 2 each effective December 5, 2014. Share prices for all periods in the table have been adjusted accordingly.

(3)	The Bank issued one bonus share for every 10 equity shares in June 2017. Share prices for all periods in the table have been adjusted accordingly.

At June 30, 2018, the closing price of equity shares on the National Stock Exchange of India Limited was Rs. 275.40 equivalent to US$ 4.02 per equity share (US$ 8.04 per ADS on an imputed basis) translated at the exchange rate of Rs. 68.46 per US$1.00 as set forth in the H.10 statistical release of the Federal Reserve Board on June 30, 2018.

At June 30, 2018, there were 880,309 holders of record of our equity shares, of which 1,203 had registered addresses in the United States and held an aggregate of 1,290,321 equity shares.

ADSs

Our ADSs, each representing two equity shares, were originally issued in March 2000 in a public offering and are listed and traded on the New York Stock Exchange under the symbol IBN. The equity shares underlying the ADSs are listed on the BSE Limited and the National Stock Exchange of India Limited.

At June 30, 2018, we had approximately 798 million ADSs, equivalent to about 1,595 million equity shares, outstanding. At June 30, 2018, there were 82,979 record holders of our ADSs, out of which 112 have registered addresses in the United States. The following table sets forth, for the periods indicated, the reported high and low closing prices on the New York Stock Exchange for our outstanding ADSs traded under the symbol IBN.

	Price per ADS(1),(2)
	High		Low
Annual prices:
Fiscal 2014	US$	8.80	US$	4.63
Fiscal 2015		11.80		7.75
Fiscal 2016		9.95		4.71
Fiscal 2017		7.98		5.80
Fiscal 2018		11.22		7.50
Quarterly prices:
Fiscal 2017:
First Quarter	US$	7.14	US$	5.80
Second Quarter		7.61		6.52
Third Quarter		7.91		6.50
Fourth Quarter		7.98		6.77
Fiscal 2018:
First Quarter	US$	9.17	US$	7.50
Second Quarter		9.72		8.46
Third Quarter		9.89		7.91
Fourth Quarter		11.22		8.55
Fiscal 2019:
First Quarter	US$	9.17	US$	7.88
Monthly prices:
March 2017	US$	7.98	US$	7.41
April 2017		8.00		7.50
May 2017		9.02		7.71
June 2017		9.17		8.78
July 2017		9.72		8.90
August 2017		9.45		8.79
September 2017		9.40		8.46
October 2017		9.15		7.91
November 2017		9.89		9.34

	Price per ADS(1),(2)
	High	Low
December 2017	9.81	9.33
January 2018	11.22	9.71
February 2018	10.78	9.50
March 2018	9.45	8.55
April 2018	8.85	8.19
May 2018	9.17	8.36
June 2018	8.83	7.88

(1)	One equity share of Rs. 10 has been sub-divided into five equity shares of Rs. 2 each effective December 5, 2014. The number of ADSs issued was increased proportionally to maintain the ratio of one ADS to two equity shares. ADS prices for all periods in the table have been adjusted accordingly.

(2)	The Bank issued one bonus share for every 10 equity shares in June 2017. Share prices for all periods in the table have been adjusted accordingly.

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

India’s gross domestic product grew by 8.1% in fiscal 2016, 7.1% in fiscal 2017 and 6.7% in fiscal 2018. The agriculture sector grew by 3.4%, the industrial sector by 5.5% and the services sector by 7.9% in fiscal 2018 compared to a growth of 3.0%, 6.8% and 7.5% respectively in fiscal 2017. The agriculture sector accounted for 14.8% of gross value added, while industry and services accounted for 31.2% and 54.0%, respectively, in fiscal 2018. The slowdown in economic growth also reflected the structural reforms introduced by the Government of India, including the withdrawal of specified high denomination currency notes in November 2016 and the implementation of the Goods and Services Tax system in July 2017, both of which temporarily disrupted economic activity. We are heavily dependent upon the state of the Indian economy, and a slowdown in growth in the Indian economy could adversely affect our business, our borrowers and our contractual counterparties, especially if such a slowdown were to be continued and prolonged.

Corporate investment activity has declined since fiscal 2014, after a previous cycle of sharp growth in corporate loans, including in the infrastructure and commodity sectors. The Indian economy experienced challenges in terms of high inflation and higher interest rates, currency depreciation and a sharp slowdown in economic growth. The corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals and judicial decisions. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the macroeconomic environment and volatility in global and domestic financial markets. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector. See also “—Risks Relating to Our Business—Our level of non-performing assets is elevated, and if the level of our non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer”. The significant decline in global commodity prices in fiscal 2015 and fiscal 2016, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors. Capital investments in the economy remained subdued impacting corporations in investment-linked sectors like construction. Due to lower than projected cash flows, the progress in reducing leverage in the corporate sector was slow and the additions to non-performing loans, including slippages from restructured loans increased.

The Indian economy in general, and the agricultural sector in particular, are impacted by the level and timing of monsoon rainfall. Investments by the corporate sector in India are impacted by demand conditions in the global and Indian economy and government policies and decisions including policies and decisions regarding awards of licenses, access to land, access to natural resources and the protection of the environment. Economic growth in India is also influenced by inflation, interest rates, external trade and capital flows. The level of inflation or depreciation of the Indian rupee may limit monetary easing or cause monetary tightening by the Reserve Bank of India. Any increase in inflation, due to increases in domestic food prices or global prices of commodities, including crude oil, the impact of currency depreciation on the prices of imported commodities and additional pass through of higher fuel prices to consumers, or otherwise, may result in a tightening of monetary policy. For instance, during fiscal 2014, in response to a rise in inflation from 9.1% in April 2013 to 11.5% in November 2013, the Reserve Bank of India progressively raised the repo rate by 75 basis points from 7.25% to 8.0% during May 2013 to January 2014. The repo rate was thereafter maintained at 8.0% and then gradually reduced starting January 2015 with an overall reduction of 200 basis points with the last reduction to 6.00% in August 2017. In June 2018, the repo rate was raised by 25 basis points to 6.25% following concerns of inflation rising as a result of an increase in global crude oil prices and an increase in government-determined minimum support prices of food crops. India has, in the past, experienced sustained periods of high inflation. A return to high rates of inflation with a resulting rise in interest rates, and any corresponding tightening of monetary policy may have an adverse effect on economic growth in India.

Adverse changes to global liquidity conditions, comparative interest rates and risk appetite could lead to significant capital outflows from India. For instance, due to concerns regarding withdrawal of quantitative easing in the U.S. in June 2013, India saw an outflow of foreign institutional investments from the debt market of about US$ 7.5 billion during June-July 2013. Similarly, a slowdown in global growth may impact India’s exports and, in the event of over-supply or sharp and sustained price reductions of globally traded commodities such as metals and minerals, may negatively impact our borrowers in these sectors. Global trade disputes and protectionist measures and counter-measures could impact trade and capital flows and negatively affect the Indian economy.

A continuation of the slowdown in the rate of growth in the Indian economy and adverse movements in global capital, commodity and other markets could result in further reduction of demand for credit and other financial products and services, increased competition and higher defaults among corporate, retail and rural borrowers, which could adversely impact our business, our financial performance, our stockholders’ equity, our ability to implement our strategy and the prices of our equity shares and ADSs.

Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the prices of our equity shares and ADSs.

Although the proximate cause of the 2008-2009 financial crisis, which was deeper than other recent financial crises, was the U.S. residential mortgage market, investors should be aware that there is a recent history of financial crises and boom-bust cycles in multiple markets in both the emerging and developed economies which leads to risks for all financial institutions, including us. Developments in the Eurozone, including concerns regarding sovereign debt default, negotiations between the United Kingdom and European policymakers following its vote to withdraw from the European Union, the exit of any other country from the European Union, recessionary economic conditions as well as concerns related to the impact of tightening monetary policy in the U.S. and a trade war between large economies may lead to increased risk aversion and volatility in global capital markets.

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

Any downgrade of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the prices of our equity shares and ADSs.

While Standard & Poor’s, Moody’s and Fitch currently have stable outlooks on their sovereign ratings for India, they may lower their sovereign ratings for India or the outlook on such ratings, which would also impact our ratings. Rating agencies may also change their methodology for rating banks which may impact us. For instance, in April 2015, Moody’s revised its bank rating methodology and the assessment of government support to banks, following which the rating of several banks globally were revised, including Indian banks. The Bank’s senior unsecured debt rating was downgraded by one level to Baa3 following the methodology change. Any adverse revisions to India’s credit ratings for domestic and international debt by international rating agencies may adversely impact our business and limit our access to capital markets and adversely impact our liquidity position. The methodology for rating banks also takes into consideration key financial parameters like capital position, liquidity profile, level of non-performing loans and business position in the banking industry. During incidents of challenges in the economic and operating environment for the Indian banking sector, there could be rating actions such as a rating downgrade or change in the outlook of a bank by the rating agencies. Following the significant increase in non-performing loans in the Indian banking sector, including for us, rating agency Moody’s revised the rating of a few public sector banks and the outlook for some public and private sector banks. While Moody’s reaffirmed the Bank’s senior unsecured debt rating at Baa3, the baseline credit assessment of the Bank was lowered from baa3 to ba1 and the outlook on the Bank’s senior unsecured debt was changed from positive to stable in July 2017.

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

We have certain borrowings that would be affected by a one or two notch downgrade of the Bank’s current credit rating. These borrowings amount to around 1.0% of our total borrowings at year-end fiscal 2018. If an international credit rating agency downgrades the Bank’s credit rating by one or two notches, we would be required to pay an increased interest rate on certain borrowings, and for certain borrowings, we would be required to renegotiate a new interest rate with our lenders. If we were not able to reach an agreement for an interest rate with a lender, the lender could require us to prepay the outstanding principal amount of the loan.

A significant increase in the price of crude oil could adversely affect the Indian economy, which could adversely affect our business.

India imports a majority of its requirements of petroleum oil and petroleum products, with crude oil comprising around 24% of total imports in fiscal 2018. The government of India has deregulated prices and has been reducing the subsidy in respect of certain oil products, resulting in international crude prices having a greater effect on domestic prices of petroleum products. The increase in global crude oil prices in fiscal 2018 and continuing into fiscal 2019, has led to an increase in India’s trade and current account deficits and has also impacted inflation levels and currency exchange rates. A further increase or volatility in oil prices, as well as the impact of currency depreciation, which makes imports more expensive in local currency, and the pass-through of such increases to Indian consumers or an increase in subsidies (which would increase the fiscal deficit) could have a material adverse impact on the Indian economy and the Indian banking and financial system, including through a rise in inflation and market interest rates and higher trade and fiscal deficits. A prolonged period of elevated global crude oil prices could also adversely affect our business including our liquidity, the quality of our assets, our financial performance, our stockholders’ equity, our ability to implement our strategy and the prices of our equity shares and ADSs.

Current account deficits, including trade deficits, and capital flow and exchange rate volatility could adversely affect our business and the prices of our equity shares and ADSs.

India’s trade relationships with other countries and its trade deficit, may adversely affect Indian economic conditions and the exchange rate for the rupee. The current account deficit as a proportion of India’s gross domestic product had improved significantly from a high of 4.7% in fiscal 2013 to 1.3% in fiscal 2015, 1.1% in fiscal 2016 and 0.7% in fiscal 2017, which was driven primarily by the sharp decline in crude oil and commodity prices and a slowdown in non-oil imports. In fiscal 2018, the current account deficit increased to 1.9% of India’s gross domestic product following the increase in global prices of crude oil and other commodities, combined with the growth in non-oil imports. Rising volatility in capital flows due to changes in monetary policy in the United States or other economies or a reduction in risk appetite or increase in risk aversion among global investors and consequent reduction in global liquidity may impact the Indian economy and financial markets. For instance, during the first half of fiscal 2014, emerging markets including India witnessed significant capital outflows on account of concerns regarding the withdrawal of quantitative easing in the U.S. and other domestic structural factors such as the high current account deficit and lower growth outlook. In fiscal 2018, while concerns of India’s current account deficit increased following the sharp rise in global commodity prices, the increase was offset by the strong inflow of foreign portfolio investments during the year along with a stable exchange rate and an increase in foreign exchange reserves. More recently, however, during the three months ended June 30, 2018 there has been an increase in risk aversion driven by a further rise in crude oil prices and the possibility of a trade war between large economies, which has led to a decline in the exchange rate against the U.S. dollar and outflows in the capital account.

Exchange rates are impacted by a number of factors including volatility of international capital markets, interest rates and monetary policy stance in developed economies like the United States, level of inflation and interest rates in India, the balance of payment position and trends in economic activity. From the beginning of fiscal 2013 through fiscal 2016, the rupee depreciated 30.4% against the U.S. dollar. In fiscal 2017, the rupee appreciated by about 2.1% against the U.S. dollar followed by a depreciation of 0.4% in fiscal 2018.

If the current account and trade deficits increase, or are no longer manageable because of factors impacting the trade deficit like a significant rise in global crude oil prices or otherwise, the Indian economy, and therefore our business, our financial performance and the prices of our equity shares and ADSs could be adversely affected. Any reduction of or increase in the volatility of capital flows may impact the Indian economy and financial markets and increase the complexity and uncertainty in monetary policy decisions in India, leading to volatility in inflation and interest rates in India, which could also adversely impact our business, our financial performance, our stockholders’ equity, and the prices of our equity shares and ADSs.

Further, any increased intervention in the foreign exchange market or other measures by the Reserve Bank of India to control the volatility of the exchange rate, may result in a decline in India’s foreign exchange reserves and reduced liquidity and higher interest rates in the Indian economy, which could adversely affect our business, our future financial performance and the prices of our equity shares and ADSs. A sharp depreciation in the exchange rate may also impact some corporate borrowers having foreign currency obligations that are not fully hedged. See also “—Risks Relating to Our Business—We and our customers are exposed to fluctuations in foreign exchange rates”.

Financial difficulty and other problems in the Indian financial system could adversely affect our business and the prices of our equity shares and ADSs.

We were declared a systemically important bank in India by the Reserve Bank of India in August 2015, which has continued to categorize us as a systemically important bank in India in subsequent years. See also “Overview of the Indian Financial Sector”. We are not treated as a globally systemically important bank, either by the FSB or the Reserve Bank of India. As a systemically important Indian bank, we are exposed to the risks of the Indian financial system which may be affected by the financial difficulties faced by certain Indian financial institutions because the commercial soundness of many financial institutions may be closely related as a result of credit, trading, clearing or other relationships. This risk, which is sometimes referred to as systemic risk, may adversely affect financial intermediaries, such as clearing agencies, banks, securities firms and exchanges with which we interact on a daily basis. Any such difficulties or instability of the Indian financial system in general could create an adverse market perception about Indian financial institutions and banks and adversely affect our business. Our transactions with these financial institutions expose us to credit risk in the event of default by the counterparty, which can be exacerbated during periods of market illiquidity. See also “—Risks Relating to Our Business—There is operational risk associated with the financial industry which, when realized, may have an adverse impact on our business”.

As the Indian financial system operates in an emerging market, we face risks of a nature and extent not typically faced in more developed economies, including the risk of deposit runs notwithstanding the existence of a national deposit insurance scheme. For instance, in April 2003, unsubstantiated rumors alleged that we were facing liquidity problems. Although our liquidity position was sound, we witnessed higher than normal deposit withdrawals on account of these unsubstantiated rumors for a few days in April 2003. In 2008, following the bankruptcy of Lehman Brothers and the disclosure of our exposure to Lehman Brothers and other U.S. and European financial institutions, negative rumors circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal transaction levels on a few days. We controlled the situation in these instances, but any failure to control such situations in the future could result in high volumes of deposit withdrawals, which would adversely impact our liquidity position, disrupt our business and, in times of market stress, undermine our financial strength.

We could also face risks from the inability of Indian banks in general to resolve non-performing loans and take timely decisions, particularly in the case of borrowers that may have taken loans from multiple banks. The Reserve Bank of India is addressing credit and concentration risks through measures like limiting the banking system’s exposure to large borrowers, enabling a comprehensive assessment of leverage by requiring all exposures to borrowers above a specified threshold to be reported by banks into a common database, and guidelines for identifying stress in borrower accounts at an early stage and implementing a resolution plan for any overdue account within specified timelines. While these steps will reduce potential problems in borrower accounts and improve credit decisions among banks, there can be no assurance that in the event of stress, banks will be able to take timely decisions and agree on a resolution plan within prescribed timelines and avoid referral of these accounts under the Insolvency and Bankruptcy Code, which could significantly reduce the value of these assets and recovery for banks. See also “—Risks Relating to Our Business—Our level of non-performing assets is elevated, and if the level of our non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer”.

Natural calamities, climate change and health epidemics could adversely affect the Indian economy, or the economy of other countries where we operate, our business and the prices of our equity shares and ADSs.

India has experienced natural calamities such as earthquakes, floods and droughts in the past few years. The extent and severity of these natural disasters determine their impact on the Indian economy. In particular, climatic and weather conditions, such as the level and timing of monsoon rainfall, impact the agricultural sector, which constituted approximately 14.8% of India’s gross value added in fiscal 2018. Prolonged spells of below or above normal rainfall or other natural calamities, or global or regional climate change, could adversely affect the Indian economy and our business, especially our rural portfolio. Similarly, global or regional climate change in India and other countries where we operate could result in change in weather patterns and frequency of natural calamities like droughts, floods and cyclones, which could affect the economy of India, the countries where we operate and our operations in those countries.

Health epidemics could also disrupt our business. In fiscal 2010, there were outbreaks of swine flu, caused by the H1N1 virus, in certain regions of the world, including India and several countries in which we operate. Any future outbreak of health epidemics may restrict the level of business activity in affected areas, which may in turn adversely affect our business and the prices of our equity shares and ADSs could be adversely affected.

A significant change in the Indian government’s policies could adversely affect our business and the prices of our equity shares and ADSs.

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

The pace of economic liberalization could change, and specific laws and policies affecting banking and finance companies, foreign investment, currency exchange and other matters affecting investment in our securities could change as well. For instance, the government of India has introduced a uniform Goods and Services Tax system, which has an impact on the way in which we are taxed and may have an impact on the operations and cash flows of our borrowers. There could also be one-time decisions by the government of India that could impact our business and financial performance. For instance, the government’s decision in the second half of fiscal 2017 to withdraw legal tender status of high denomination currency notes led to an increase in costs associated with the transition and the reduction in revenues due to accompanying measures such as the reduction or waiver of transaction charges for ATM and card transactions for the specified period. There was also a surge in low cost deposits resulting in a significant increase in liquidity in the banking system and a reduction in cost of funds. During fiscal 2018, the Reserve Bank of India identified specific accounts and required banks to either commence proceedings under the Insolvency and Bankruptcy Code or finalise resolution plans within specified timelines and also required banks to make higher provisions for these accounts. A new framework for the resolution of stressed assets was also introduced during the year, withdrawing existing resolution schemes and resulting in classification of majority of loans under these schemes as non-performing in fiscal 2018. Any changes in regulations or significant change in India’s economic policies or any market volatility as a result of uncertainty surrounding India’s macroeconomic policies or the future elections of its government could adversely affect business and economic conditions in India generally and our business in particular and the prices of our equity shares and ADSs could be adversely affected.

If regional hostilities, terrorist attacks, or social unrest in India or elsewhere increase, our business and the prices of our equity shares and ADSs could be adversely affected.

India has from time to time experienced social and civil unrest and hostilities both internally and with neighboring countries. In the past, there have been military confrontations between India and Pakistan, and border disputes with neighboring countries. India has also experienced terrorist attacks in some parts of the country, including in Mumbai, where our headquarters are located. India could also be impacted by trade wars between large economies, like the U.S. recently increasing trade tariffs on goods imported from China, or possible import restrictions on Indian goods by trading partners, that could have an adverse impact on India’s trade and capital flows, exchange rate and macroeconomic stability. In addition, geo-political events in the Middle East, Asia and Eastern Europe or terrorist or military action in other parts of the world may impact prices of key commodities, financial markets and trade and capital flows. These factors and any political or economic instability in India could adversely affect our business, our future financial performance and the prices of our equity shares and ADSs.

Uncertainty about the future of LIBOR may adversely affect our business.

On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR and it is impossible to predict the effect of any such alternatives on the value of LIBOR-based securities and variable rate loans or other financial arrangements, given LIBOR’s role in determining market interest rates globally. Uncertainty as to the nature of alternative reference rates and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates and other interest rates. In the event that a published LIBOR rate is unavailable after 2021, the value of such securities, loans or other financial arrangements may be adversely affected, and, to the extent that we are the issuer of or obligor under any such instruments or arrangements, our cost thereunder may increase. Currently, the manner and impact of this transition and related developments, as well as the effect of these developments on our funding costs, investment and trading securities portfolios and business, is uncertain.

Risks Relating to Our Business

Our level of non-performing assets is elevated, and if the level of our non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer.

As a result of widespread economic challenges faced by the Indian economy in general and the corporate sector in particular, as well as changes to Reserve Bank of India policies and guidelines related to non-performing and restructured loans and other changes to the law affecting non-performing and restructured loans, the non-performing loans and provisions of a number of Indian banks, including us, increased significantly in fiscal 2016, fiscal 2017 and fiscal 2018. Additional adverse economic, regulatory and legal developments could cause further increases in the level of our non-performing assets and adversely impact the quality of our loan portfolio. If the level of our non-performing assets increases further and the overall quality of our loan portfolio deteriorates, our provisioning costs could increase, our net interest income and net interest margin could be negatively impacted due to non-accrual of income on non-performing loans, our credit ratings and liquidity may be adversely impacted, we may become subject to enhanced regulatory oversight and scrutiny, and our reputation, our business, our future financial performance and the prices of our equity shares and ADSs could be adversely impacted.

The Indian economy experienced challenges in recent years that, together with other economic developments, led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including for us, and a substantial moderation in overall loan growth. See also “—Risks Relating to India and Other Economic and Market Risks —A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer”. In addition to Indian economic challenges, regulatory and legal changes in India have also contributed to increases in non-performing assets and provisions. See also “—Risks Relating to India and Other Economic and Market Risks—A significant change in the Indian government’s policies could adversely affect our business and the prices of our equity shares and ADSs”.

As a result of the challenges faced by the Indian economy, including the Indian corporate sector, and the regulatory and legal developments affecting non-performing assets, Indian banks, including us, experienced a substantial increase in the level of additions to non-performing loans during the second half of fiscal 2016. The increases to non-performing loans continued during fiscal 2017 and fiscal 2018, with our gross non-performing assets increasing significantly from Rs. 458.9 billion at year-end fiscal 2017 to Rs. 575.3 billion at year-end fiscal 2018. The non-fund based facilities (e.g., the undrawn portion of committed facilities) outstanding to borrowers classified as non-performing were Rs. 29.8 billion at March 31, 2018. Our provisions for non-performing assets including restructuring related provisions continued to be high in fiscal 2018, primarily due to higher additions to non-performing assets in the corporate and small and medium enterprises loan portfolio, provision on certain cases referred to National Company Law Tribunal under the provisions of Insolvency and Bankruptcy Code and provisions on loans classified as non-performing in earlier years. Our provisions on standard assets increased from a write-back of Rs. 3.7 billion in fiscal 2017 to a provision of Rs. 3.0 billion in fiscal 2018, primarily due to provisions made on certain identified stressed sectors as per the Reserve Bank of India guidelines and increase in the loan portfolio. Our consolidated net loans to accounts internally rated below investment grade (including net non-performing and restructured loans) were Rs. 517.23 billion at March 31, 2018.

Our levels of non-performing loans are expected to remain elevated in the near term. Additional adverse economic, regulatory and legal developments—including regulatory and legal changes affecting our loan portfolio, downgrades of restructured loans into non-performing status, and challenging economic conditions affecting our project finance loan portfolio or other key sectors—could cause further increases in the level of our non-performing assets and have a material adverse impact on the quality of our loan portfolio.

See also “—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer”, “—If our restructured borrowers fail to perform as expected and the loans to them are recategorized to the non-performing category, our business will suffer”, “—Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks” and“—We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected”.

If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer.

If regulators, including the Reserve Bank of India, continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, the level of non-performing loans could increase, the overall quality of our loan portfolio could deteriorate.

Banks in India are required to make provisions for all their loans in accordance with guidelines issued by the Reserve Bank of India, which prescribe the accounting for loss provisioning, unlike in the United States and European Union where a separate body sets accounting standards, including for provisioning. Under the Reserve Bank of India guidelines, Indian banks are required to make provisions on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. We provide for non-performing corporate loans in line with the Reserve Bank of India guidelines. We make provisions on retail non-performing loans at the borrower level in accordance with the retail assets provisioning policy of the Bank, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. We hold higher specific provisions on retail loans and advances than the minimum regulatory requirement and make provisions on restructured/rescheduled loans and advances in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks. In addition to the specific provision on non-performing assets, we maintain a general provision on standard loans and advances and restructured loans and advances at rates prescribed by the Reserve Bank of India.

The Reserve Bank of India has substantially expanded its guidance relating to the identification and classification of non-performing assets over the last four years, which has resulted in an increase in our loans classified as non-performing and an increase in provisions. Nevertheless, these provisions may not be adequate to cover further increases in the amount of non-performing loans or further deterioration in our non-performing loan portfolio. In addition, the Reserve Bank of India’s annual supervisory process may assess higher provisions than we have made.

Effective April 1, 2014, the Reserve Bank of India issued guidelines which included a framework for early identification and resolution of stressed assets. The guidelines introduced an asset classification category of “special mention accounts”, which comprised cases that were not yet restructured or classified as non-performing but which exhibited early signs of stress, as determined by various parameters. Banks were required to share data with each other on a category of special mention accounts, form joint lenders’ forums and devise action plans for the joint resolution of these accounts. Any failure to do so within stipulated timeframes could result in accelerated provisioning for such cases and could materially and adversely impact our business and future financial performance. From April 1, 2015 onwards, loans that were restructured (other than due to a delay in project implementation up to specified periods) have to be classified as non-performing assets. Loans to projects under implementation that are restructured due to a delay in implementation of the project (up to a specified period) enjoy forbearance in classification as non-performing assets, subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India.

During the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, non-performing loans increased significantly for the banking system, including us, during the second half of fiscal 2016.

In April 2017, the Reserve Bank of India directed banks to put in place board-approved policies for making provisions for standard assets at rates higher than those prescribed by the Reserve Bank of India, based on industry sectors and an assessment of sectoral risks and trends. In particular, the Reserve Bank of India highlighted risks in the telecom sector and directed banks to complete the assessment with respect to this sector by June 30, 2017. Furthermore, in April 2017, the Reserve Bank of India required banks to disclose the divergence in asset classification and provisioning between what banks report and what the Reserve Bank of India assesses through the Reserve Bank of India’s annual supervisory process. The disclosure is required if either the additional provisioning requirement assessed by the Reserve Bank of India exceeds 15.0% of the published net profits after tax for the period, or the additional gross non-performing assets identified by the Reserve Bank of India exceeds 15.0% of the published incremental gross non-performing assets for the reference period, or both. For the year ended March 31, 2016, as compared to our assessment, the Reserve Bank of India’s assessment of gross non-performing assets was Rs. 51.0 billion higher, net non-performing assets were Rs. 40.3 billion higher and provisions for non-performing assets were Rs. 10.7 billion higher. After adjusting for these divergences, our net profit after tax for the year ended March 31, 2016 would have been Rs. 90.3 billion rather than Rs. 97.3 billion. For fiscal 2017, the assessment of divergence in asset classification and provisioning, conducted by the Reserve Bank of India in fiscal 2018, was lower than the prescribed thresholds and did not require any additional disclosures. For further information, see also Note 15 to Schedule 18 “Notes Forming part of the Accounts” to the consolidated financial statements. There can be no assurance that such disclosures will not impact us, our reputation, our business and future financial performance. There could be a possibility of the Reserve Bank of India or other regulatory bodies also taking enforcement action based on divergences in the assessment of asset classification and provisioning. Our subsidiaries are also regulated by their respective regulatory bodies. Similar to us, there may arise a requirement for additional disclosures from our subsidiaries in future, which may have an adverse impact on us.

In June 2017, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under the Insolvency and Bankruptcy Code, a resolution plan for these borrowers would be required to be finalized within specified timeframes, failing which the borrowers would go into liquidation. The Reserve Bank of India has also specified higher provisions in respect of loans to these borrowers. In August 2017, the Reserve Bank of India identified additional accounts and directed banks to initiate insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan where the residual debt was rated investment grade by two external credit rating agencies was not implemented by December 13, 2017. Given that the process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving, with periodic amendments being incorporated into the framework as well as litigation and judicial decisions impacting the framework, there is uncertainty regarding the impact of resolution of these borrowers and whether such resolution will be achieved, which may result in higher provisions and credit losses. The Reserve Bank of India may identify other corporate borrowers for action under the Insolvency and Bankruptcy Code and may require banks to commence similar proceedings, which may further impact our provisioning and credit loss.

In August 2017, the Securities and Exchange Board of India issued a circular requiring listed companies to disclose to the stock exchanges, within one working day, any event of default in payment of interest on installment obligations on debt securities including commercial papers, medium term notes, loans from the banks and financial institutions, external commercial borrowing and other forms of debt. The circular was to be effective from October 1, 2017, but has been deferred.

In February 2018, the Reserve Bank of India issued directions and guidelines aimed at time-bound resolution of non-performing and stressed borrowers, withdrawal of earlier resolution schemes and commencement of proceedings under the Insolvency and Bankruptcy Code in respect of borrowers where a resolution satisfying specified criteria could not be achieved within a prescribed timeframe. Apart from the withdrawal of earlier resolution mechanisms, the guidelines have also withdrawn the Joint Lenders’ Forum, a committee formed by banks to explore options for resolution. The guidelines withdrew the standstill benefit for classification of borrower accounts and resulted in banks, including us, classifying assets under the resolution schemes of the Reserve Bank of India as non-performing on an accelerated basis. The impact of these measures on the corporate and banking sectors is uncertain.

If our restructured borrowers fail to perform as expected and the loans to them are recategorized to the non-performing category, our business will suffer.

Our standard assets also include restructured standard loans. See also “Business—Classification of Loans—Restructured Loans”. At March 31, 2018, our restructured standard loans were Rs. 18.6 billion. We had experienced a significant increase in the amount of standard restructured loans that were re-categorized to the non-performing category till fiscal 2016. The principal amount of such re-categorized loans increased from Rs. 7.3 billion in fiscal 2014 to Rs. 45.3 billion in fiscal 2015 and further to Rs. 53.0 billion in fiscal 2016. The restructured loans re-categorized to the non-performing category declined to Rs. 48.4 billion in fiscal 2017 and further to Rs. 22.8 billion in fiscal 2018. The failure of some of our restructured borrowers to perform as expected and the Reserve Bank of India’s review of the loan portfolios of Indian banks could result in an increase in non-performing loans. The performance of our restructured borrowers is dependent on various factors, including economic conditions, in India and globally, movements in global commodity markets prices and exchange rates, rise in interest rates, inflation and distress in certain sectors, in addition to regulatory change.

See also “—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer” and “Supervision and Regulation—Loan Loss Provisions and Non-Performing Assets— Asset Classification—Restructured loans”.

Our loan portfolio includes long-term project finance loans, which are particularly vulnerable to completion and other risks.

The quality of our project finance portfolio could be adversely impacted by several factors. The viability of these projects depends upon a number of factors, including market demand, government policies, the processes for awarding government licenses and access to natural resources and their subsequent judicial or other review, the financial condition of the government or other entities that are the primary customers for the output of such projects and the overall economic environment in India and the international markets. These projects are particularly vulnerable to a variety of risks, including risks of delays in regulatory approvals, environmental and social issues, completion risk and counterparty risk, which could adversely impact their ability to generate revenues. In the past, we have experienced a high level of default and restructuring in our industrial and manufacturing project finance loan portfolio as a result of the downturn in certain global commodity markets and increased competition in India. Our loans to the power sector were 5.8% of our total loans at March 31, 2015, 5.6% at March 31, 2016, 5.8% at March 31, 2017 and 4.8% at March 31, 2018. Power projects face a variety of risks, including access to fuel such as coal and gas, volatility in pricing of power and off-take of the power produced. Coal based power projects in India have experienced delays primarily due to environmental concerns around coal mining and the de-allocation of coal blocks allocated to companies. In addition, power projects inherently have high leverage levels and volatility in capital markets and concerns about the implementation of these projects and their future cash flows may constrain the availability of equity funding for such projects. Any reduction in the output of operational power plants or the projected output of newly commissioned or under-implementation power projects due to lower availability of fuel, higher fuel costs that cannot be passed through to purchasers and inability of state-owned power distribution utilities to purchase or pay for power due to their financial condition, or a decline in the price of power, may have an adverse impact on the financial condition of power producers and their ability to service their debt obligations, including to us. We cannot be sure that these projects will begin operations as scheduled or perform as anticipated. A change in the ownership and management of these projects could further delay the commencement of operations. We may see an increase in our non-performing assets or restructured assets in case of delays from the scheduled commercial date of operations of such projects, which are longer than that permitted by the Reserve Bank of India guidelines.

Our loan portfolio also includes project finance, corporate finance, and working capital loans to commodity-based sectors such as iron and steel and mining, which are subject to similar and additional risks, as well as global commodity price cycles. For instance, during fiscal 2016, due to a slowdown in global demand for steel, there was a sharp decline in global steel prices, which in turn impacted Indian steel companies. Capacity utilization of steel companies declined and profitability came under pressure. The Indian government announced certain policy measures, including a minimum price for procuring steel from overseas markets, which have benefited the Indian steel sector. However, we cannot be certain that such or any other measures will continue to be introduced by the government in the future. A slowdown in the Indian and global economy may exacerbate the risks for the projects that we have financed. Future project finance losses or high levels of loan restructuring could have a materially adverse effect on our profitability and the quality of our loan portfolio and the prices of our equity shares and ADSs.

We have a high concentration of loans to certain customers, borrower groups and sectors and if a substantial portion of these loans become non-performing, the overall quality of our loan portfolio, our business and the prices of our equity shares and ADSs could be adversely affected.

Our loan portfolio and non-performing asset portfolio have a high concentration in certain types of customers. ICICI Bank’s policy is to limit its exposure to any particular industry, other than retail loans, to 15.0% of its total exposure. Our loans and advances to the retail finance segment constituted 54.0% of our gross loans and advances at March 31, 2018. Our loans and advances to the services-finance sector were 5.8%, to the power sector were 4.8%, to the non-finance services sector were 3.9%, to the infrastructure sector (excluding power) were 3.7% and to the iron and steel sector were 3.6% of our gross loans and advances at March 31, 2018.

There are uncertainties in respect of certain sectors due to global and domestic economic conditions and high corporate leverage. The key sectors that have been impacted include power, mining, iron and steel, cement and rigs. At March 31, 2018, ICICI Bank’s exposures (including outstanding unfunded commitments) to companies internally rated below investment grade (excluding accounts classified as non-performing or restructured) were Rs. 30.3 billion (0.3% of the Bank’s total exposure) to iron and steel, Rs. 12.1 billion (0.1%) to power, Rs. 4.5 billion to mining and Rs. 0.4 billion to cement and rigs. Our consolidated net loans to accounts internally rated below investment grade (including net non-performing and restructured loans) were Rs. 517.2 billion at March 31, 2018.

Pursuant to the guidelines of the Reserve Bank of India, the Bank’s credit exposure to an individual borrower must not exceed 15.0% of its capital funds, unless the exposure is with regards to an infrastructure project. Capital funds refer to Tier 1 and Tier 2 capital after regulatory adjustments as per the Reserve Bank of India guideline ‘Master Circular - Basel III Capital Regulations’. ICICI Bank’s exposure to a group of companies under the same management control generally must not exceed 40.0% of its capital funds unless the exposure is towards an infrastructure project, as per the Reserve Bank of India guidelines. Banks may, in exceptional circumstances, with the approval of their boards, enhance the exposure by 5.0% of capital funds (i.e., aggregate exposure can be 20.0% of capital funds for an individual borrower and aggregate exposure can be 45.0% of capital funds for a group of companies under the same management). At March 31, 2018, our largest non-bank borrower accounted for approximately 11.7% of our capital funds. The largest group of companies under the same management control accounted for approximately 22.9% of our capital funds. At March 31, 2018, the Bank’s exposure to its 20 largest borrowers (including banks) was approximately 13.9% of our total exposure, and our credit exposure to our 20 largest borrowers (including banks) was approximately 14.1% of the Bank’s total credit exposure.

In December 2016, the Reserve Bank of India released a framework for large exposures with limits on exposure of banks to single counterparty and a group of connected counterparties. As per this framework, the sum of all the exposure values of a bank to a single counterparty must not be higher than 20% of the bank’s available eligible capital base at all times and the sum of all the exposure values of a bank to a group of connected counterparties must not be higher than 25% of the bank’s available eligible capital base at all times. This framework is expected to be implemented in full by April 1, 2019 and the exposure norms currently applicable for credit exposure to individual borrower or to group of companies /group of companies under same management control will no longer be applicable from that date. Banks are required to gradually adjust their exposures so as to comply with the limits given in the framework for large exposures.

In August 2016, the Reserve Bank of India issued guidelines proposing that large borrowers should reduce reliance on banks for their additional funding and access market borrowings and other funding sources. The exposure of the banking system to large borrowers would attract higher risk weights and provisioning. Borrowers to be considered for this purpose would be those having an aggregate fund-based credit limit of Rs. 250.0 billion at any time during fiscal 2018. This will be gradually reduced to Rs. 150.0 billion in fiscal 2019 and to Rs. 100.0 billion from fiscal 2020 onwards. Bank lending in excess of 50.0% of the incremental funds raised by these borrowers attracts higher risk weights and provisioning from April 1, 2018. These guidelines, and our focus on controlling and reducing concentration risk, may restrict our ability to grow our business with some customers, and require us to reduce our exposure to some groups.

Our strategy with respect to our loan portfolio comprises growing the retail portfolio with a focus on enhancing the customer franchise and lending to higher rated, well-established corporates. The Bank will remain cautious in lending to projects under implementation. See also “Business—Strategy”. We have been focusing on resolution of exposures and have created a framework for managing concentration risk which specifies various single borrower and group exposure thresholds and the authorization matrix that must be followed in case exposures exceed the stipulated thresholds. There can be no assurance that we will be able to successfully implement our strategy and control or reduce the level of concentration. See also “Business—Loan Portfolio—Loan Concentration”.

Our exposure to the securities of asset reconstruction companies could generally affect our business, financial condition and results of operations.

We also have investments in security receipts arising from the sale of non-performing assets by us to reconstruction companies registered with the Reserve Bank of India. See also “Business—Classification of Loans”. There can be no assurance that reconstruction companies will be able to recover these assets and redeem our investments in security receipts and that there will be no reduction in the value of these investments. Any such inability to recover assets or redeem our investments without a diminution in value could generally affect our business, financial condition and results of operations. In September 2016, the Reserve Bank of India issued a framework for sale of stressed assets. As per this framework, with effect from April 1, 2017, provisions held for investment in security receipts will be subject to a floor of provisioning rate applicable to the underlying loans (the provisions the bank would have had to make if the loans had continued to be held in its books), if more than 50% of the security receipts are held by the bank that sold the loans. The threshold of 50% was reduced to 10% from April 1, 2018 as per the framework. Further, the framework requires banks to maintain an internal list of stressed assets identified for sale and review assets classified as ‘doubtful’ above a threshold amount on a periodic basis with a view to consider a sale or other disposition.

The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss.

A substantial portion of our loans to corporate and retail customers is secured by collateral. See also “Business—Loan Portfolio—Collateral—Completion, Perfection and Enforcement”. Changes in asset prices may cause the value of our collateral to decline, and we may not be able to realize the full value of our collateral as a result of delays in bankruptcy and foreclosure proceedings, delays in the creation of security interests, defects or deficiencies in the perfection of collateral (including due to inability to obtain approvals that may be required from various persons, agencies or authorities), fraudulent transfers by borrowers and other factors, including depreciation in the value of the collateral and illiquid market for disposal of and volatility in the market prices for the collateral, current legislative provisions or changes thereto and past or future judicial pronouncements.

In India, foreclosure on collateral consisting of property can be undertaken directly by lenders by fulfilling certain procedures and requirements (unless challenged in courts of law) or otherwise by a written petition to an Indian court or tribunal. An application, when made (or a legal challenge to the foreclosure undertaken directly), may be subject to delays or administrative requirements that may result in, or be accompanied by, a decrease in the value of collateral. These delays can last for several years and might lead to deterioration in the physical condition or market value of the collateral. In the event a corporate borrower is in financial difficulty and unable to sustain itself, it may opt for the process of voluntary winding up. If a company becomes a “sick unit” (as defined under Indian law, which provides for a unit to be so categorized based on the extent of its accumulated losses relative to its stockholders’ equity), foreclosure and enforceability of collateral is stayed. In some cases, we may repossess collateral in lieu of principal and interest dues but may experience delays in liquidating the collateral. The Insolvency and Bankruptcy Code enacted in 2016 provides for a time-bound mechanism to resolve stressed assets. Further, the new framework for resolution of stressed assets introduced in February 2018 by the Reserve Bank of India requires banks to implement a plan to resolve within 180 days any overdue account where aggregate exposure of the lenders is Rs. 20.0 billion or more, failing which the borrower would have to be referred for resolution under the Insolvency and Bankruptcy Code. The process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving, with periodic amendments being incorporated in the framework through both legislation and judicial decisions. This could delay the resolution of accounts referred. Should the resolution of accounts not be achieved, the borrowers will go into liquidation, and the market value of the collateral may come down thus impacting the recovery of dues by lenders.

In addition, for collateral we hold in jurisdictions outside India, the applicable laws and regulations in such jurisdictions may impact our ability to foreclose on collateral and realize its value. Failure to recover the expected value of collateral could expose us to potential losses, which could adversely affect our future financial performance, our stockholders’ equity and the prices of our equity shares and ADSs.

The exposures of our international branches and subsidiaries could generally affect our business, financial condition and results of operations.

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

The classification of the loan portfolio of our overseas branches and subsidiaries is also subject to the regulations of respective local regulators. Such loans that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the current Reserve Bank of India guidelines, are classified as non-performing to the extent of the amount of outstanding loan in the host country. Overseas regulators may also require higher provisions against loans held in their jurisdictions. Further, some of our branches and subsidiaries will commence preparation of financial statements under International Financial Reporting Standards, including International Financial Reporting Standard 9—Financial Instruments, or under Indian accounting standards converging with this standard, from fiscal 2019, which will impact asset classification and provisioning. Such classification of loans as non-performing based on host country regulations may lead to an adverse impact on our business, our future financial performance and the prices of our equity shares and ADSs.

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

As a result of certain reserve requirements of the Reserve Bank of India, we are more structurally exposed to interest rate risk than banks in many other countries. See also “Supervision and Regulation—Legal Reserve Requirements”. These requirements result in our maintaining a large portfolio of fixed income government of India securities, and we could be materially adversely impacted by a rise in interest rates, especially if the rise were sudden or sharp. Realized and marked-to-market gains or losses on investments in fixed income securities, including government of India securities, are an important element of our profitability and are impacted by movements in market yields. A rise in yields on government securities reduces our profits from this activity and the value of our fixed income portfolio. During fiscal 2018, there was a sharp increase in government bond yields between January and March. Further, in April 2018, the Reserve Bank of India advised banks to create an Investment Fluctuation Reserve, equivalent to at least 2.0% of the held-for-trading and available-for-sale portfolio, on a continuing basis, from fiscal 2019. This measure is aimed at protecting banks against a sudden increase in government bond yields. The requirement to maintain a large portfolio of government securities also has a negative impact on our net interest income and net interest margin because we earn interest on a portion of our assets at rates that are generally less favorable than those typically received on our other interest-earning assets. We are also exposed to interest rate risk through our treasury operations as well as the operations of certain of our subsidiaries, including ICICI Lombard General Insurance Company, which has a portfolio of fixed income securities, and ICICI Securities Primary Dealership, which is a primary dealer in government of India securities. In our asset management business, we manage money market mutual funds whose performance is impacted by a rise in interest rates, which adversely impacts our revenues and profits from this business. See also “—Risks Relating to India and Other Economic and Market Risks—A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer” and “—Risks Relating to India and Other Economic and Market Risks—Current account deficits, including trade deficits, and capital flow and exchange rate volatility could adversely affect our business and the prices of our equity shares and ADSs”.

If the yield on our interest-earning assets does not increase at the same time or to the same extent as our cost of funds, or if our cost of funds does not decline at the same time or to the same extent as the decrease in yield on our interest-earning assets, our net interest income and net interest margin would be adversely impacted. Any systemic decline in low cost funding available to banks in the form of current and savings account deposits would adversely impact our net interest margin. The Reserve Bank of India has deregulated the interest rate on savings deposits, following which some banks in India are offering higher interest rates on their savings deposit accounts. If other banks with whom we compete similarly raise their savings account deposit rates, we may also have to do so to remain competitive and this would adversely impact our cost of funds. In fiscal 2018, several large banks, including us, reduced the interest rate on savings account deposits up to a specified amount following the reduction in lending rates, high systemic liquidity and subdued credit growth. At the same time, some banks continue to offer higher interest rates on savings bank accounts. During fiscal 2018, a large private sector bank introduced a new interest rate slab of 6.0% for savings account deposits where balances of Rs. 100.0 million and above were being maintained. Such revisions in deposit interest rates, or introduction of higher interest rate slabs for accounts with higher balances, by banks with whom we compete may also lead to revisions in our deposit rates to remain competitive and this could adversely impact our cost of funds.

In December 2015, the Reserve Bank of India released guidelines on computation of lending rates based on the marginal cost of funds methodology which is applicable on incremental lending from April 1, 2016. This change in the methodology for calculating cost of funds led to lower lending rates, and led to more frequent revisions in lending rates due to the prescribed monthly review of cost of funds. During the period from November 2016 to March 2017, there was a significant increase in savings and current account deposits in the banking system following the government of India’s decision to withdraw high denomination currency notes. The surge in low cost funds resulted in an increase in liquidity in the banking system and a reduction in the cost of funds for banks, including for us. The subsequent reduction in lending rates were however higher compared to the decline in cost of funds, as banks were seeking to deploy the excess liquidity. Further, customers with floating rate loans also repriced their existing loans at lower rates. The migration of existing loans under the earlier benchmark base rate to the marginal cost-based lending rate were also repriced at lower rates. In October 2017, the Reserve Bank of India released the report of an internal study group which has proposed a revision to the methodology for pricing of bank loans and has recommended referencing lending rates to an external benchmark and increasing the periodicity of reset of interest rates to once a quarter. Further, in February 2018, the Reserve Bank of India proposed to harmonize the methodology of determining benchmark rates by linking the base rate to the marginal cost based lending rate. See also “Business—Loan Portfolio—Loan Pricing” and “Supervision and Regulation—Regulations Relating to Advancing Loans”. Since our funding is primarily fixed rate, volatility in benchmarks underlying loan pricing may cause volatility in or compress our net interest margin. If there are increases in our cost of funds and if we are unable to pass on the increases fully into our lending rates, our net interest margins and profitability would be adversely impacted. Such revisions in benchmark lending rates may impact the yield on our interest-earning assets, our net interest income and net interest margin.

High and increasing interest rates or greater interest rate volatility would adversely affect our ability to grow, our net interest margins, our net interest income, our income from treasury operations and the value of our fixed income securities portfolio.

We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in meeting these requirements may be required to be invested in Government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs.

Under the directed lending norms of the Reserve Bank of India, banks in India are required to lend 40.0% of their adjusted net bank credit to certain eligible sectors, categorized as priority sectors. Of this, banks have sub-targets for lending to key segments or sectors. A proportion of 8.0% of adjusted net bank credit is required to be lent to small and marginal farmers and 7.5% to micro-enterprises. The balance of the priority sector lending requirement can be met by lending to a range of sectors, including small businesses, medium enterprises, renewable energy, social infrastructure and residential mortgages satisfying certain criteria. The Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years and has notified a target of 11.8% of adjusted net bank credit for this purpose for fiscal 2018. Loans to identified weaker sections of society must comprise 10.0% of adjusted net bank credit. From fiscal 2017, these requirements are assessed on a quarterly average basis compared to earlier requirement of meeting as of the last reporting Friday of the fiscal year with reference to the adjusted net bank credit of the previous fiscal year.

These requirements apply to ICICI Bank on a standalone basis. Total average priority sector lending was Rs. 1,500.8 billion constituting 37.7% of adjusted net bank credit against the requirement of 40.0% of adjusted net bank credit. The average lending to the agriculture sector was Rs. 587.6 billion constituting 14.8% of adjusted net bank credit against the requirement of 18.0% of adjusted net bank credit. The average advances to weaker sections were Rs. 246.6 billion constituting 6.2% of adjusted net bank credit against the requirement of 10.0% of adjusted net bank credit. Average lending to small and marginal farmers was Rs. 170.7 billion constituting 4.3% of adjusted net bank credit against the requirement of 8.0% of adjusted net bank credit. The average lending to micro enterprises was Rs. 266.3 billion constituting 6.7% of adjusted net bank credit against the requirement of 7.5% of adjusted net bank credit. The average lending to non-corporate farmers was Rs. 352.0 billion constituting 8.9% of adjusted net bank credit against the requirement of 11.8% of adjusted net bank credit.

The Reserve Bank of India has from time to time issued guidelines on priority sector lending requirements that restrict the ability of banks to meet the directed lending obligations through lending to specialized financial intermediaries, specified criteria to be fulfilled for investments by banks in securitized assets and outright purchases of loans and assignments to be eligible for classification as priority sector lending and regulate the interest rates charged to ultimate borrowers by the originating entities in such transactions. Any revision in the definition or classification of segments eligible for priority sector lending could also impact our ability to meet priority sector lending requirements. In September 2013, the Reserve Bank of India set up a committee on comprehensive financial services for small businesses and low income households which, among other recommendations, proposed a new methodology for computation of priority sector targets based on district-level credit penetration and other criteria. This recommendation has not been implemented thus far.

Any shortfall in meeting the priority sector lending requirements may be required to be invested at any time, at the Reserve Bank of India’s request, in Government schemes that yield low returns, determined depending on the prevailing bank rate and on the level of shortfall, thereby impacting our profitability. The aggregate amount of funding required by such schemes is drawn from banks that have shortfalls in achievement of their priority sector lending targets, with the amounts drawn from each bank determined by the Reserve Bank of India. At March 31, 2018, our total investments in such schemes on account of past shortfalls in achieving the required level of priority sector lending were Rs. 269.3 billion. The Reserve Bank of India has issued guidelines allowing banks to include the outstanding mandated investments in Government schemes at March 31 of the fiscal year to count towards overall priority sector target achievement. Investments at March 31 of the preceding year would be included in the adjusted net bank credit which forms the base for computation of the priority sector and sub-segment lending requirements. These changes were made effective fiscal 2014. The Reserve Bank of India has also allowed banks to sell and purchase priority sector lending certificates in the event of excess/shortfall in meeting priority sector targets, which may help in reducing the shortfall in priority sector lending. However, this would depend on the availability of such certificates for trading. Our investments in Government schemes are expected to increase in view of the continuing shortfall in agriculture lending sub-targets and weaker section loans. See also “Supervision and Regulation—Directed Lending”.

As a result of priority sector lending requirements, we may experience a higher level of non-performing assets in our directed lending portfolio, particularly due to loans to the agricultural sector and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. The Bank’s gross non-performing assets in the priority sector loan portfolio were 2.1% in fiscal 2015 and 2.2% each in fiscal 2016, fiscal 2017 and fiscal 2018. In fiscal 2018 some states in India announced schemes for waiver of loans taken by farmers. While the cost of such schemes is borne by the state governments, such schemes or borrower expectations of such schemes may result in higher delinquencies in our agricultural lending portfolio. Any future changes by the Reserve Bank of India to the directed lending norms may result in our continued inability to meet the priority sector lending requirements as well as require us to increase our lending to relatively riskier segments and may result in an increase in non-performing loans.

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

The branch network of ICICI Bank in India has increased from 3,100 branches at year-end fiscal 2013 to 4,867 branches at March 31, 2018. See also “—We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks”. We have also substantially scaled up our branch network in rural and semi-urban areas and have also established branches in villages that did not have any banking services. Our new branches typically operate at lower productivity levels, as compared to our existing branches. Our operating performance depends also on the productivity of our employees. Any inability to achieve or substantial delays in achieving desired levels of productivity would have an adverse impact on our growth and profitability and the prices of our equity shares and ADSs.

We are subject to capital adequacy requirements stipulated by the Reserve Bank of India, including Basel III, and any inability to maintain adequate capital due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

Banks in India are subject to the Basel III capital adequacy framework as stipulated by the Reserve Bank of India. The Basel III guidelines, among other things, establish common equity Tier 1 as a new tier of capital; impose a minimum common equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% while retaining the minimum total risk-based capital ratio of 9.0%; require banks to maintain a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments; establish eligibility criteria for capital instruments in each tier of regulatory capital; require more stringent adjustments to and deductions from regulatory capital; provide for more limited recognition of minority interests in the regulatory capital of a consolidated banking group; impose a 4.5% Basel III leverage ratio of Tier 1 capital to exposure during a parallel run period from 2013 to 2017; and modify the Reserve Bank of India’s Basel II guidelines with respect to credit risk, including counterparty credit risk and credit risk mitigation, and market risk. The guidelines are to be fully implemented by year-end fiscal 2019. Applying the Basel III guidelines, our capital ratios on a consolidated basis at March 31, 2018 were: common equity Tier 1 risk-based capital ratio of 14.21%; Tier 1 risk-based capital ratio of 15.56%; and total risk-based capital ratio of 17.90%.

The capital regulations continue to evolve, both globally and in India. The Reserve Bank of India requires additional capital to be held by banks as a systemic buffer. For instance, in July 2014, the Reserve Bank of India issued guidelines requiring additional common equity Tier 1 capital requirements ranging from 0.2% to 0.8% of risk-weighted assets for domestic banks that are identified as systemically important. The systemic importance of a bank would be determined based on the size, inter-connectedness, substitutability and complexity of the bank, with a larger weightage given to size. We were declared a systemically important bank in India by the Reserve Bank of India in August 2015 and in subsequent years, and were placed in the first bucket, which requires us to maintain additional common equity Tier 1 capital of 0.2% in a phased manner from April 19, 2016. Further, the Reserve Bank of India also released guidelines on implementation of counter cyclical capital buffers which propose higher capital requirements for banks, ranging from 0% to 2.5% of risk-weighted assets, during periods of high economic growth. The capital requirement would be determined based on certain triggers such as deviation of long-term average credit-to-GDP ratio and other indicators. While these guidelines are already effective, the Reserve Bank of India has stated that current economic conditions do not warrant activation of the counter cyclical capital buffer. In addition, with the approval of the Reserve Bank of India, banks in India may migrate to advanced approaches for calculating risk-based capital requirements in the medium term. The Reserve Bank of India has indicated that it would increase the risk weight on unrated exposures to corporates and infrastructure financing non-banking finance companies from 100.0% to 150.0% if the aggregate exposure of the banking system exceeds Rs. 2.0 billion. This was expected to be effective from June 30, 2017, but has been deferred and final timelines have not yet been released. In April 2018, the Reserve Bank of India advised banks to create an Investment Fluctuation Reserve from fiscal 2019 with the aim of building adequate reserves to protect against sudden increase in government bond yields. A minimum amount equal to either the net profit on sale of investments during the year or net profit for the year excluding mandatory appropriations, whichever is lower, would have to be transferred to the Investment Fluctuation Reserve and would cover at least 2.0% of the held-for-trading and available-for-sale portfolio of the bank, on a continuing basis. This reserve would be eligible for inclusion in tier 2 capital. In a draft guideline issued in June

2018, the Reserve Bank of India proposed a minimum level of loan component on fund-based working capital limits for large borrowers with the remaining to be drawn in the form of cash credit, and a mandatory credit conversion factor of 20.0% for the undrawn portion of cash credit/overdraft limits. Such regulatory changes and evolving regulations may impact the amount of capital that we are required to hold. Our ability to grow our business and execute our strategy is dependent on our level of capitalization and we typically raise resources from the capital markets to meet our capital requirements.

In December 2013, the Reserve Bank of India issued guidelines on stress testing according to which banks have to carry out stress tests for credit risk and market risk to assess their ability to withstand shocks. Banks are classified into three categories based on size of risk-weighted assets and banks with risk-weighted assets of more than Rs. 2,000.0 billion are required to carry out stress testing. The Reserve Bank of India has also issued a leverage ratio framework which is effective from April 1, 2015 and is measured as the ratio of a bank’s Tier 1 capital and total exposure.

Any reduction in our regulatory capital ratios, increase in capital requirements applicable to us on account of regulatory changes or otherwise, or inability to access capital markets may limit our ability to grow our business or adversely impact our profitability and our future performance and strategy.

We are subject to liquidity requirements of the Reserve Bank of India, and any inability to maintain adequate liquidity due to changes in regulations, a lack of access to capital markets, or otherwise may impact our ability to grow and support our businesses.

In June 2014, the Reserve Bank of India released guidelines on liquidity coverage ratio requirements under the Basel III liquidity framework. These guidelines require banks to maintain and report the Basel III liquidity coverage ratio, which is a ratio of the stock of high quality liquid assets and total net cash outflows over the next 30 calendar days. The Reserve Bank of India has also defined categories of assets qualifying as high quality liquid assets and mandated a minimum liquidity coverage ratio of 60.0% from January 1, 2015, which would be increased in a phased manner to a minimum of 100.0% from January 1, 2019. Further, the Reserve Bank of India has issued final guidelines on the net stable funding ratio for banks and would require banks to maintain sufficient funds that are considered as reliable to cover the liquidity requirements and asset maturities coming up over the next one year on an ongoing basis. However, the Reserve Bank of India has not yet indicated the date from when the guidelines on net stable funding ratio would be applicable. These requirements together with the existing liquidity and cash reserve requirements may result in Indian banks, including us, holding higher amounts of liquidity, thereby impacting profitability. Any sudden increase in the demand for liquidity by banks to meet these regulatory liquidity requirements could have an adverse impact on the financial markets, and result in a sharp increase in short term borrowing costs and a sudden increase in the cost of funding for banks, including us.

Any reduction in our liquidity coverage or net stable funding ratios, increase in liquidity requirements applicable to us on account of regulatory changes or otherwise, changes in the composition of liquidity and any inability to access capital markets may limit our ability to grow our business or adversely impact our profitability and our future performance and strategy.

In addition, as we and other banks manage these various liquidity requirements, there could be a sudden increase in demand for liquidity in the banking system which could have an adverse impact in the financial markets, and result in an increase in our short term borrowing costs and a sudden increase in the bank’s cost of funds. Further, any tightening of liquidity and volatility in international markets may limit our access to international bond markets and result in an increase in our cost of funding for our international business. Continued volatility in international markets could constrain and increase the cost of our international market borrowings and our ability to replace maturing borrowings and fund new assets. Our overseas banking subsidiaries are also exposed to similar risks.

Our risk profile is linked to the Indian economy and the banking and financial markets in India which are still evolving.

Our credit risk may be higher than the credit risk of banks in some developed economies. Our access to information about the credit histories of our borrowers, especially individuals and small businesses, may be limited relative to what is typically available for similar borrowers in developed economies with more established nation-wide credit bureaus. In addition, the credit risk of our borrowers is often higher than borrowers in more developed economies due to the evolving Indian regulatory, political, economic and industrial environment. The directed lending norms of the Reserve Bank of India require us to lend a certain proportion of our loans to “priority sectors”, including agriculture and small enterprises, where we are less able to control the portfolio quality and where economic difficulties are likely to affect our borrowers more severely. Any shortfall may be required to be allocated to investments yielding sub-market returns. See also “—We are subject to the directed lending requirements of the Reserve Bank of India, and any shortfall in meeting these requirements may be required to be invested in Government schemes that yield low returns, thereby impacting our profitability. We may also experience a higher level of non-performing assets in our directed lending portfolio, which could adversely impact the quality of our loan portfolio, our business and the prices of our equity shares and ADSs” and “Business—Loan Portfolio—Directed Lending”. Several of our corporate borrowers have suffered from low profitability because of increased competition from economic liberalization, a sharp decline in commodity prices before fiscal 2018, high debt burden and high interest rates in the Indian economy, and other factors. An economic slowdown and a general decline in business activity in India could impose further stress on these borrowers’ financial soundness and profitability and thus expose us to increased credit risk. For instance, developments in the Indian economy have led to a rise in non-performing and restructured assets of Indian banks, including us, since fiscal 2014. Such conditions may lead to an increase in the level of our non-performing assets and there could be an adverse impact on our business, our future financial performance, our stockholders’ equity and the prices of our equity shares and ADSs.

In addition to credit risks, we also face additional risks as compared with banks in developed economies. We pursue our banking, insurance and other activities in India in a developing economy with all of the risks that come with such an economy. Our activities in India are widespread and diverse and involve employees, contractors, counterparties and customers with widely varying levels of education, financial sophistication and wealth. Although we seek to implement policies and procedures to reduce and manage marketplace risks as well as risks within our own organization, some risks remain inherent in doing business in a large, developing country. We cannot eliminate these marketplace and operational risks, which may lead to or exacerbate legal or regulatory actions, negative publicity or other developments that could reduce our profitability. In the aftermath of the financial crisis, regulatory scrutiny of these risks is increasing. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”, “—We are at increased risk for inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business” and “—The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss”.

The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past.

We are subject to a wide variety of banking, insurance and financial services laws, regulations and regulatory policies and a large number of regulatory and enforcement authorities in each of the jurisdictions in which we operate. Since the global financial crisis, regulators in India and in the other jurisdictions in which we operate have intensified their review, supervision and scrutiny of many financial institutions, including us. Since the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past, in a range of areas. This increased review and scrutiny or any changes in the existing regulatory supervision framework, increases the possibility that we will face adverse legal or regulatory actions. In the face of difficulties in the Indian banking sector, the Reserve Bank of India has been increasing the intensity of its scrutiny of Indian banks and has recently been imposing fines and penalties on Indian banks that are larger than the historic norms. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that all regulators will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy and management functioning, other measures of the safety and soundness of our operations or compliance with applicable laws, regulations, accounting and taxation norms, listing norms or regulatory policies. See also “—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer”. Regulators, including among others the Reserve Bank of India and the Securities and Exchange Board of India (SEBI), may find that we are not in compliance with applicable laws, regulations, accounting and taxation norms, listing norms or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Such formal or informal actions might force us to make additional provisions for our non-performing assets or otherwise, divest our assets, adopt new compliance programs or policies, remove personnel including senior executives, reduce dividend or executive compensation, provide remediation or refunds to customers or undertake other changes to our business operations. Any of these changes, if required, could reduce our profitability by restricting our operations, imposing new costs or harming our reputation. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment” and “Supervision and Regulation”.

If we fail to manage our legal and regulatory risk in the many jurisdictions in which we operate, our business could suffer, our reputation could be harmed and we would be subject to additional legal and regulatory risks. This could, in turn, increase the size and number of claims and damages asserted against us and/or subject us to regulatory investigations, enforcement actions or other proceedings, or lead to increased supervisory concerns. We may also be required to spend additional time and resources on remedial measures and conducting enquiries, beyond those already initiated and ongoing, which could have an adverse effect on our business.

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

The opportunities for growth in our international operations and our ability to repatriate capital from these operations may be limited by the local regulatory environments.

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

Our asset management, insurance and securities subsidiaries are subject to extensive regulation and supervision which can lead to increased costs or additional restrictions on their activities that adversely impact the Bank.

Our asset management company subsidiary, ICICI Prudential Asset Management Company, is subject to supervision and regulation by Securities and Exchange Board of India. For instance, in July 2018, our asset management company subsidiary received a letter from Securities and Exchange Board of India advising that it would be required to pay Rs. 2.4 billion, together with interest at 15% per annum, to five schemes of ICICI Prudential Mutual Fund, in connection with shares allotted to these schemes in the initial public offering of ICICI Securities Limited in March 2018. In addition, our asset management company subsidiary would be required to compensate the investors in these schemes, who have redeemed their units, for losses incurred since the March 2018 allotment, plus interest at 15% per annum. Our asset management company subsidiary is working towards closure of the matter.

In addition to oversight by the Reserve Bank of India, our insurance subsidiaries are also subject to extensive regulation and supervision by India’s insurance regulators. The Insurance Regulatory and Development Authority of India has the authority to modify and interpret regulations regarding the insurance industry, including regulations governing products, selling commissions, solvency margins and reserving, which can lead to additional costs or restrictions on our insurance subsidiaries’ activities. Further, our insurance subsidiaries are now publicly listed companies on the Indian stock exchanges, which has resulted in enhanced compliance requirements and regulatory oversight. There can be no assurance that increased regulatory scrutiny of our insurance subsidiaries and the stringent requirements they face, including additional disclosures, will not have a material adverse impact on the Bank.

Further, our insurance and securities broking subsidiaries are now publicly listed companies on the Indian stock exchanges, which has resulted in enhanced compliance requirements and regulatory oversight. There can be no assurance that increased regulatory scrutiny of our insurance and securities subsidiaries and stringent requirements, including additional disclosures, will not have a material adverse impact on the Bank. There could be instances where the regulator may find that we are not in compliance with applicable laws and regulations pertaining to listed companies or their relationship with the parent or other group companies, or with the regulators’ interpretations of laws and regulations, and may take formal or informal actions against us and our subsidiaries.

We may be subject to fines, restrictions or other sanctions for past instances of regulatory failures, which may adversely affect our financial position or our ability to expand our activities.

Failure to comply with applicable regulations in various jurisdictions, including unauthorized actions by employees, representatives, agents and third parties, suspected or perceived failures and media reports, and ensuing inquiries or investigations by regulatory and enforcement authorities, has resulted, and may result in the future, in regulatory actions, including financial penalties and restrictions on or suspension of the related business operations. Following the release on the Internet in March 2013 of videos forming part of a sting operation on banks and insurance companies in India that purported to show the Bank’s frontline branch employees engaging in conversations that would violate our Group’s Code of Business Conduct and Ethics and could have, if any transactions had been consummated, led to violations of anti-money laundering and ‘know-your-customer’ norms, the Reserve Bank of India undertook investigations at ICICI Bank and over 30 other banks in India. While the Reserve Bank of India’s investigations did not reveal any prima facie evidence of money laundering, the Reserve Bank of India imposed an aggregate penalty of Rs. 665 million on 31 Indian banks, including Rs. 10 million on ICICI Bank, for instances of violation of applicable regulations, which we have paid. In February 2015, a penalty was imposed on several banks including ICICI Bank by the Financial Intelligence Unit, India for a failure to report attempted suspicious transactions, with respect to the incidents concerning the media sting operation in June 2013. The Bank was levied a penalty of Rs. 1.4 million, which was paid, and an appeal was filed against the penalty with the Appellate Tribunal. In June 2017, the Appellate Tribunal ruled that the penalty was not sustainable and asked the appellant banks to report such matters in the future. In March 2018, the Reserve Bank of India imposed a penalty of Rs. 589 million on ICICI Bank for non-compliance with directions issued by it on the sale of securities from the held-to-maturity portfolio and specified disclosure in this regard.

We are at increased risk for inquiries or investigations by regulatory and enforcement authorities, which may adversely affect our reputation, lead to increased regulatory scrutiny, cause us to incur additional costs or adversely affect our ability to conduct business.

A failure to comply with the applicable regulations in various jurisdictions by our employees, representatives, agents and third-party service providers either in or outside the course of their services, or suspected or perceived failures by them, may result in further inquiries or investigations by regulatory and enforcement authorities and in additional regulatory or enforcement action against either us, or such employees, representatives, agents and third-party service providers. Such additional actions may further impact our reputation, result in adverse media reports, lead to increased or enhanced regulatory or supervisory concerns, cause us to incur additional costs, penalties, claims and expenses or impact adversely our ability to conduct business. See also “—The Audit Committee of the Bank has instituted an independent enquiry, headed by a former Supreme Court Judge, to consider various allegations relating to the MD and CEO, Ms. Chanda Kochhar. Ms. Kochhar is on a leave of absence pending the outcome of the independent enquiry” and “—We are investigating certain allegations made in an anonymous whistleblower complaint that the Bank incorrectly classified certain assets due to claimed irregular transactions in borrower accounts, incorrectly accounted for interest income and recoveries from non-performing assets as fees, and improperly valued loan collateral”.

We cannot predict the timing or form of any current or future regulatory or law enforcement initiatives, which are increasingly common for international banks and financial institutions, but we would expect to co-operate with any such regulatory investigation or proceeding.

The Audit Committee of the Bank has instituted an independent enquiry, headed by a former Supreme Court Judge, to consider various allegations relating to the MD and CEO, Ms. Chanda Kochhar. Ms. Kochhar is on a leave of absence pending the outcome of the independent enquiry.

The Audit Committee of the Bank under direction given by the Board of Directors has instituted an independent enquiry, headed by a former Supreme Court Judge, Hon’ble Mr. Justice B. N. Srikrishna (Retd.), to consider various allegations relating to the MD and CEO, Ms. Chanda Kochhar. The allegations have been levelled against Ms. Kochhar through media articles, a whistleblower complaint and complaints written by a private individual to senior government officials and regulators. The allegations include nepotism, quid pro quo and claims that Ms. Kochhar, by not disclosing conflicts of interest caused by certain transactions between certain borrowers of the Bank and entities controlled by Ms. Kochhar’s spouse, committed infractions under applicable regulations and the Bank’s Code of Conduct.

The independent enquiry is supported by an independent law firm and a forensic firm. The independent enquiry is under way.

In addition, SEBI issued a show-cause notice to Ms. Kochhar and to the Bank in May 2018 related to the allegations. The Bank is in the process of responding to the relevant allegations in the notice which pertain to the Bank. The Central Bureau of Investigation (CBI) also initiated a preliminary enquiry against various individuals and firms including unknown officers and/or officials of the Bank.

Ms. Kochhar is on a leave of absence while the independent enquiry takes place. In the interim, Mr. Sandeep Bakhshi has been appointed as Chief Operating Officer, subject to approval of the Reserve Bank of India, and reports directly to the Board of Directors during her absence.

These developments could materially and adversely affect our results of operations, financial condition and reputation. In the event that the Bank or individuals associated with the Bank are found by the independent enquiry, the SEBI enquiry or the CBI investigation to have violated applicable laws or regulations, the Bank or individuals associated with the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations, financial condition and reputation.

We are investigating certain allegations made in an anonymous whistleblower complaint that the Bank incorrectly classified certain assets due to claimed irregular transactions in borrower accounts, incorrectly accounted for interest income and recoveries from non-performing assets as fees, and improperly valued loan collateral.

The Bank became aware in March 2018 of an anonymous whistleblower complaint alleging incorrect asset classifications stemming from claimed irregular transactions in borrower accounts, incorrect accounting of interest income and non-performing asset recoveries as fees, and overvaluation of collateral securing corporate loans. The allegations related to fiscal 2016 and earlier. The Bank conducted an internal enquiry of these allegations under its Whistle Blower Policy, which was carried out by the Head of the Internal Audit Group and supervised directly by the Audit Committee, without the involvement of any other member of the Bank’s senior management. The enquiry resulted in an Interim Report that was reviewed in detail by the Audit Committee and the statutory auditors before the finalization of the accounts for the year ended March 31, 2018 and has been submitted to the Reserve Bank of India. In certain accounts, transactions were observed that may have delayed the classification of the account as non-performing in earlier years. Further, the Bank has reviewed certain additional accounts for any similar irregular transactions as alleged in the complaint. Based on the Interim Report and review undertaken for additional loan accounts, the Bank has concluded that the likely impact of these allegations is not material to the financial statements for the year ended March 31, 2018 or earlier periods reported in this annual report. The Bank has, since April 2016, implemented enhanced internal controls, relating to review of loan accounts which satisfy certain threshold parameters, primarily relating to size, credit rating and days-past-due, for identification of non-performing assets. The Bank also assessed and concluded that internal control over financial reporting was found to be effective as at March 31, 2018. The Bank, at the direction of the Audit Committee and with the assistance of external counsel, is continuing to investigate all of the allegations made by the whistleblower. In the event that the Bank or individuals associated with the Bank are found to have violated applicable laws or regulations, the Bank or individuals associated with the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations, financial condition and reputation.

In addition, as a large and internationally active bank with operations and listing of its equity and debt instruments in multiple jurisdictions, the Bank is regularly engaged with regulators, including the United States Securities and Exchange Commission (“SEC”), on a range of matters, including regarding the March 2018 complaint. Even before this complaint, the Bank has been responding to requests for information from the SEC investigatory staff regarding an enquiry relating to the timing and amount of the Bank’s loan impairment provisions taken under U.S. GAAP. The Bank evaluates loans for impairment under U.S. GAAP for the purpose of preparing the annual footnote reconciling the Bank’s Indian GAAP financial statements to U.S. GAAP. The Bank has voluntarily complied with all requests of the SEC investigatory staff for information and interviews related to the Bank’s U.S. GAAP loan impairment process. In the event that the Bank is found by the SEC to have violated federal securities laws or regulations, the Bank could become subject to legal and regulatory sanctions that may materially and adversely affect our results of operations, financial condition and reputation.

We depend on the accuracy and completeness of information about customers and counterparties.

In deciding whether to extend credit or enter into other transactions with customers and counterparties, we may rely on information furnished to us by or on behalf of customers and counterparties, including financial statements and other financial information. We may also rely on certain representations as to the accuracy and completeness of that information and, with respect to financial statements, on reports of their independent auditors. For instance, in deciding whether to extend credit, we may assume that a customer’s audited financial statements conform to generally accepted accounting principles and present fairly, in all material respects, the financial condition, results of operations and cash flows of the customer. Our financial condition and results of operations could be negatively affected by relying on financial statements that do not comply with generally accepted accounting principles or other information that is materially misleading. According to data published by the Reserve Bank of India, frauds reported in the Indian banking sector have shown an increasing trend in recent years, and the composition of the fraud amount reported is largely dominated by frauds related to loans and advances. In addition, our access to information about the credit histories of our borrowers, especially individuals and small businesses, may be limited, relative to what is typically available for similar borrowers in developed economies with more established nation-wide credit bureaus. This may affect the quality of information available to us about the credit history of our borrowers, especially individuals and small businesses. As a result, our ability to effectively manage our credit risk may be adversely affected.

Commission, exchange and brokerage income, profit on foreign exchange transactions and other sources of fee income are important elements of our profitability, and regulatory changes and market conditions could cause these income streams to decline and adversely impact our financial performance.

We earn commission, exchange and brokerage income from a variety of activities, including loan processing, syndication and advisory services for corporate clients with respect to their acquisition and project financing, distribution of retail investment and insurance products, transaction banking and retail credit products. Our commission, exchange and brokerage income is therefore impacted by the level of corporate activity including new financing proposals, the demand for retail financial products and the overall level of economic and trade activity. Our commission, exchange and brokerage income is also impacted by applicable regulations governing various products and segments of financial services and changes in these regulations may adversely impact our ability to grow in this area. For instance, in May 2014, the Reserve Bank of India directed banks to remove foreclosure charges on floating rate term loans given to individual borrowers and prohibited them from levying a penalty for non-maintenance of minimum balance in inoperative accounts. The securities regulator has issued regulations restricting charges that may be levied on depositary accounts. The profit on foreign exchange transactions is dependent on foreign exchange market conditions and the risk management strategies of corporate clients. Volatile market conditions may also have an adverse impact on mergers and acquisitions activity by Indian companies, affecting our fee and other incomes related to such activity. Our commission, exchange and brokerage income is also impacted by the level of corporate investment activity and new financing proposals. Such regulations could adversely impact our fee income streams in the future and adversely affect our financial performance.

Our international operations increase the complexity of the risks that we face.

Our international profile in multiple jurisdictions exposes us to a variety of regulatory and business challenges and risks, including cross-cultural risk and has increased the complexity of our risks in a number of areas including price risks, currency risks, interest rate risks, credit risk, compliance risk, regulatory and reputational risk and operational risk. In the aftermath of the financial crisis and in light of enhanced regulations in many countries, we expect to face additional scrutiny in all of these areas and in the management of our international operations. We also face risks arising from our ability to manage inconsistent legal and regulatory requirements in the multiple jurisdictions in which we operate. Our businesses are subject to changes in legal and regulatory requirements and it may not be possible to predict the timing or nature of such changes. See also “—The opportunities for growth in our international operations and our ability to repatriate capital from these operations may be limited by the local regulatory environments”. Business opportunities in these jurisdictions will also determine the growth in our operations.

The loan portfolio of our international branches and subsidiaries exposes us to specific additional risks including the failure of the acquired entities to perform as expected, and our inexperience in various aspects of the economic and legal framework in overseas markets. See also “—The exposures of our international branches and subsidiaries could generally affect our business, financial condition and results of operations”. Regulatory changes globally and in specific markets, including increased regulatory oversight following the global financial crisis, may impact our ability to execute our strategy and deliver returns on capital invested in our international subsidiaries.

There could be risks arising from political changes in the jurisdictions in which we operate, such as the election by a majority of voters in the United Kingdom to withdraw from the European Union in a national referendum in June 2016. Further, recent global developments including the United Kingdom’s exit from the European Union and a likely trade war by the United States with key large economies are expected to impact economic growth in Canada and the United Kingdom, which in turn could impact the business of our banking subsidiaries in these countries. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Our overseas branches and banking subsidiaries undertake select local banking businesses, including lending to multinational and local corporations, small businesses, property backed lending and insured mortgages, and in the event of these corporations being impacted by global and local economic conditions it could have an adverse impact on our business. They have also made investments in bonds, certificates of deposits, mortgage backed securities, treasury bills, credit derivatives and asset-backed commercial paper. The global financial and economic crisis resulted in mark-to-market and realized losses on our overseas and other subsidiaries’ investment and derivative portfolios, increased the regulatory scrutiny of our international operations, constrained our international debt capital market borrowings and increased our cost of funding. If we are unable to manage these risks, our business would be adversely affected.

Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected.

Most of our incremental funding requirements are met through short-term funding sources, primarily in the form of deposits including deposits from corporate customers and inter-bank deposits. Our customer deposits generally have a maturity of less than one year. However, a large portion of our assets have medium- or long-term maturities, creating the potential for funding mis-matches. For instance, our project finance loans typically have longer-term maturities compared to our funding profile. We have significantly expanded our branch network in recent years. See also “Supervision and Regulation— Regulations Relating to the Opening of Branches”. Our new branches typically operate at lower efficiency levels, as compared to our existing branches, and although we intend to increase their efficiency over time, any inability to use these branches productively, or substantial delays in achieving desired levels of productivity, may have an impact on our ability to grow our deposit base to the desired extent.

Negative rumors have been previously circulated about our financial position which resulted in concerns being expressed by depositors and higher than normal withdrawal levels for a few days. Furthermore, a part of our loan and investment portfolio, consisting primarily of the loan and investment portfolios of our international branches and subsidiaries is denominated in foreign currencies, including the U.S. dollar. Our international branches are primarily funded by debt capital market issuances and syndicated/bilateral loans, while our international subsidiaries generally raise deposits in their local markets. We have certain borrowings that would be affected by a one or two notch downgrade of the Bank’s current credit rating. These borrowings amounted to approximately 1.0% of our total borrowings at year-end fiscal 2018. If an international credit rating agency downgrades the Bank’s credit rating by one or two notches, we would be required to pay an increased interest rate on certain borrowings, and for certain borrowings, we would be required to renegotiate a new interest rate with our lenders. If we are not able to reach an agreement for an interest rate with a lender, the lender could require us to prepay the outstanding principal amount of the loan. Volatility in the international debt markets may constrain our international capital market borrowings. There can be no assurance that our international branches and subsidiaries will be able to obtain funding from the international debt markets or other sources in a timely manner on terms acceptable to them or at all. This may adversely impact our ability to replace maturing borrowings and fund new assets. In addition, borrowers who have taken foreign currency loans from us may face challenges in meeting their repayment obligations on account of market conditions and currency movements. See also “—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the prices of our equity shares and ADSs”, “—Risks Relating to India and Other Economic and Market Risks—Financial difficulty and other problems in the Indian financial system could adversely affect our business and the prices of our equity shares and ADSs” and “—Our international operations increase the complexity of the risks that we face”.

The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment.

The global financial crisis has led to significant and unprecedented changes in the laws, regulations and regulatory policies of India and the other jurisdictions in which we operate. Changes in laws, regulations or regulatory policies, including changes in the interpretation or application of such laws, regulations and regulatory policies, may adversely affect the products and services we offer, the value of our assets or the collateral available for our loans or our business in general. Recent regulatory changes as well as changes currently under discussion, such as changes with respect to Basel III risk-based and leverage capital requirements, Basel III liquidity requirements; restrictions on cross-border capital flows; enhanced emphasis on local lending obligations in overseas jurisdictions; changes in directed lending regulations in India; using national benchmark indices for pricing bank products; fixing the proportion of loans in working capital limits approved to corporates, changes with regard to concentration of large exposures in banks and collateral management; changes in the resolution of stressed assets; continuous licensing of universal banks; and

discussions on management compensation, board governance, consumer protection and risk management, among other areas, are expected to have an impact on our business and our future strategy. These changes could require us to reduce or increase our business in specific segments, increase competition, impact our overall growth and impact our return on capital.

Changes in laws, regulations and regulatory policies, or the interpretation or application thereof, have and we expect will continue to lead to enhanced regulatory oversight and scrutiny and increased compliance costs. In the aftermath of the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past. This increased scrutiny increases the possibility that we will face adverse legal or regulatory actions. The Reserve Bank of India and other regulators regularly review our operations, and there can be no guarantee that any regulator will agree with our internal assessments of asset quality, provisions, risk management, capital adequacy, management functioning or other measures of the safety and soundness of our operations. See also “—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer”. In addition, regulators may find that we are not in compliance with applicable laws, regulations or regulatory policies, or with the regulators’ revised interpretations of such laws, regulations or regulatory policies, and may take formal or informal actions against us. Our ability to predict future legal or regulatory changes is limited and we may face enhanced legal or regulatory burdens without advance notice. For instance, the Reserve Bank of India, in its guidelines for private sector banking licenses issued in February 2013, has mandated that banks established pursuant to the issuance of such licenses be set up under a financial holding company structure. In the future, such requirements may be extended to existing banks in India, including us. Also, the Reserve Bank of India has released a discussion paper on a new banking structure in India. See also “Overview of the Indian Financial Sector—Structural Reforms”. Any such regulatory or structural changes may result in increased expenses, operational restrictions, increased competition or revisions to our business operations, which may reduce our profitability or force us to forego potentially profitable business opportunities. In April 2017, the Reserve Bank of India revised its Prompt Corrective Action framework for banks and included indicators to be tracked, like capital adequacy, asset quality, profitability and leverage, with specified risk thresholds that would result in invocation of prompt corrective action. The revised framework stipulates actions like restriction on dividend distribution/remittance of profits, restriction on branch expansion; domestic and/or overseas, higher provisions as part of the coverage regime, and restriction on management compensation and directors’ fees. At year-end fiscal 2018, the Bank’s financial indicators did not breach the risk thresholds prescribed by the Reserve Bank of India. There can be no assurance that we will always remain within the thresholds prescribed by the Reserve Bank of India in the future. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”.

Our inability to effectively manage credit, market and liquidity risk and inaccuracy of our valuation models and accounting estimates may have an adverse effect on our earnings, capitalization, credit ratings and cost of funds.

Our risk management strategies may not be effective because in a difficult or less liquid market environment other market participants may be attempting to use the same or similar strategies to deal with difficult market conditions. In such circumstances, it may be difficult for us to reduce our risk positions due to the activity of such other market participants. Our derivatives businesses may expose us to unexpected market, credit and operational risks that could cause us to suffer unexpected losses or enhanced regulatory scrutiny. Severe declines in asset values, unanticipated credit events, or unforeseen circumstances that may cause previously uncorrelated factors to become correlated may create losses resulting from risks not appropriately taken into account in the development, structuring or pricing of a derivative instrument. In addition, some derivative transactions are not cleared and settled through a central clearing house or exchange, and they may not always be confirmed or settled by counterparties on a timely basis. In these situations, we are subject to heightened credit and operational risk, and in the event of a default, we may find the contract more difficult to enforce. Further, as new and more complex derivative products are created, disputes regarding the terms or the settlement procedures of the contracts could arise, which could force us to incur unexpected costs, including transaction and legal costs, and impair our ability to manage effectively our risk exposure to these products. Many of our hedging strategies and other risk management techniques have a basis in historic market behavior, and all such strategies and techniques are based to some degree on management’s subjective judgment. To the extent any of the instruments and strategies we use to hedge or otherwise manage our exposure to market or credit risk are not effective, we may not be able to mitigate effectively our risk exposures in particular market environments or against particular types of risk. Our balance sheet growth is dependent upon economic conditions, as well as upon our ability to securitize, sell, purchase or syndicate particular loans or loan portfolios. Our trading revenues and interest rate risk are dependent upon our ability to properly identify, and mark-to-market, changes in the value of financial instruments caused by changes in market prices or rates. Our earnings are dependent upon the effectiveness of our management of migrations in credit quality and risk concentrations, the accuracy of our valuation models and our critical accounting estimates and the adequacy of our allowances for loan losses.

To the extent our assessments, assumptions or estimates prove inaccurate or not predictive of actual results, we could suffer higher than anticipated losses and enhanced regulatory scrutiny. The successful management of credit, market and operational risk is an important consideration in managing our liquidity risk because it affects the evaluation of our credit ratings by domestic and international rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time. See also “—Risks Relating to India and Other Economic and Market Risks—Any downgrade of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the prices of our equity shares and ADSs”. The rating agencies can also decide to withdraw their ratings altogether, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions particularly longer-term, and derivatives transactions, or retain our customers. Conditions in the international and Indian debt markets may adversely impact our access to financing and liquidity. This, in turn, could reduce our liquidity and negatively impact our operating results and financial condition. For more information, relating to our ratings, see also “Business—Risk Management—Quantitative and Qualitative Disclosures about Market Risk—Liquidity Risk”.

Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADSs.

Reputation risk, or the risk to our business, earnings and capital from negative publicity, is inherent in our business. The reputation of the financial services industry in general has been closely monitored as a result of the financial crisis and other matters affecting the financial services industry. Negative public opinion about the financial services industry generally or us specifically could adversely affect our ability to keep and attract customers, and expose us to litigation and regulatory action. Negative publicity can result from our actual or alleged conduct in any number of activities, including lending practices and specific credit exposures, the level of non-performing loans, corporate governance, regulatory compliance, mergers and acquisitions, and related disclosure, sharing or inadequate protection of customer information, and actions taken by government, regulators, investigative agencies and community organizations in response to that conduct. The media coverage and public scrutiny of our business practices, our board of directors, key management personnel, policies and actions has increased significantly over the past few months. Although we take steps to minimize reputation risk in dealing with such events, we, as a large financial services organization are inherently exposed to this risk.

We have recently experienced negative publicity with respect to the allegations levelled against Ms. Kochhar and her spouse leading up to her leave of absence and the March 2018 whistleblower compliant regarding alleged incorrect asset classification and other allegations. See also “—The Audit Committee of the Bank has instituted an independent enquiry, headed by a former Supreme Court Judge, to consider various allegations relating to the MD and CEO, Ms. Chanda Kochhar. Ms. Kochhar is on a leave of absence pending the outcome of the independent enquiry.” and “—We are investigating certain allegations made in an anonymous whistleblower complaint that the Bank incorrectly classified certain assets due to claimed irregular transactions in borrower accounts, incorrectly accounted for interest income and recoveries from non-performing assets as fees, and improperly valued loan collateral”. We cannot be certain how these investigations will end and it is possible that the conclusions of our independent investigations plus any regulatory actions could lead to more negative publicity.

Any continued unfavorable publicity may adversely impact investor confidence and affect the prices of our equity shares and ADSs. Our subsidiaries’ businesses include mutual fund, portfolio and private equity fund management, which are exposed to various risks including diminution in value of investments and inadequate liquidity of the investments. We also distribute products of our insurance, asset management and private equity subsidiaries. Investors in these funds and schemes may allege mismanagement or weak fund management as well as mis-selling and conflicts of interest which may impact our overall reputation as a financial services group and may require us to support these businesses with liquidity and may result in a reduction in business volumes and revenues from these businesses. We are also exposed to the risk of litigation by customers across our businesses.

We may seek opportunities for growth through acquisitions, divest our existing businesses, or be required to undertake mergers by the Reserve Bank of India and could face integration and other acquisitions risks.

We may seek opportunities for growth through acquisitions or be required to undertake mergers mandated by the Reserve Bank of India under its statutory powers. We have undertaken mergers and acquisitions in the past. Most recently, the Bank of Rajasthan, a private sector bank, merged with us effective August 12, 2010. In the past, the Reserve Bank of India has ordered mergers of weak banks with other banks primarily in the interest of depositors of the weak banks. More recently, the Indian government has indicated that public sector banks should pursue consolidation to create fewer banks that would be individually larger in scale. We may in the future examine and seek opportunities for acquisitions in countries where we currently operate. Our non-banking subsidiaries in India may also undertake mergers, acquisitions and takeovers. Any future acquisitions or mergers or takeovers, both Indian or international, may involve a number of risks, including the possibility of a deterioration of asset quality, financial impact of employee related liabilities, diversion of our management’s attention required to integrate the acquired business and the failure to retain key acquired personnel and clients, leverage synergies or rationalize operations, or develop the skills required for new businesses and markets, or unknown and known liabilities including any ongoing litigation, claims or disputes concerning such acquisition, merger, its shareholders, share capital or its legal and regulatory compliance obligations or practices, some or all of which could have an adverse effect on our business.

We may also sell all or part of one or more of our businesses, including our subsidiaries, for a variety of reasons including changes in strategic focus, redeployment of capital, contractual obligations and regulatory requirements. See also “Business— Overview of Our Products and Services—Insurance”.

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

As discussed above, in the past, concerns over India’s current account deficit and changes in capital flows due to changes in U.S. monetary policy have caused the rupee to depreciate against the dollar. In recent months, there has been an increase in India’s current account deficit and a depreciation of the rupee against the U.S. dollar. See “—Risks relating to India and Other Economic and Market Risks—Current account deficits, including trade deficits, and capital flow and exchange rate volatility could adversely affect our business and the prices of our equity shares and ADSs”. Some of our borrowers with foreign exchange and derivative exposures may be adversely impacted by the depreciation of the rupee. These include borrowers impacted by higher rupee denominated interest or principal repayment on unhedged foreign currency borrowings; increases in the cost of raw material imports where there is limited ability to pass through such escalations to customers; and the escalation of project costs due to higher imported equipment costs; and borrowers that may have taken adverse positions in the foreign exchange markets. The failure of our borrowers to manage their exposures to foreign exchange and derivative risk, particularly adverse movements and volatility in foreign exchange rates, may adversely affect our borrowers and consequently the quality of our exposure to our borrowers and our business volumes and profitability.

In January 2014, the Reserve Bank of India issued guidelines requiring higher capital and provisioning requirements for banks on their exposures to companies having unhedged foreign currency exposure, based on an assessment of likely loss on such exposures compared to the earnings of the corporate. An increase in non-performing or restructured assets on account of our borrowers’ inability to manage exchange rate risk and any increased capital or provisioning requirement against such exposures may have an adverse impact on our profitability, our business and the prices of our equity shares and ADSs. We have adopted certain risk management policies to mitigate such risk. However, there is no assurance that such measures will be fully effective in mitigating such risks.

Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business.

The rapid growth of our retail loan business and our rural initiative exposes us to increased risks within India including higher levels of non-performing loans in our unsecured retail credit portfolio, increased operational risk, increased fraud risk and increased regulatory and legal risk. Since fiscal 2012 we have focused on scaling up our retail lending volumes and since fiscal 2015, we have also seen an increase in our retail unsecured portfolio. Our net domestic retail loan portfolio grew by 20.6% in fiscal 2018 compared to an increase of 15.1% in our total domestic loan portfolio. Retail lending has been an important driver of growth for the Indian banking system as well, and in the last three years unsecured retail credit has grown at a rapid pace. Further, we are also focusing on scaling up our business and distribution network in rural areas. While we have taken measures to address the risks in these businesses, there can be no assurance that the businesses would perform according to our expectations or that there would not be any adverse developments in these businesses in the future. Our inability to manage such risks may have an adverse impact on our future business and strategy, our asset quality and profitability and the prices of our equity shares and ADSs.

Our industry is very competitive and our strategy depends on our ability to compete effectively.

Within the Indian market, we face intense competition from other commercial banks, investment banks, insurance companies, non-bank finance companies, new private sector banks like payments banks and small finance banks and non-bank entities offering retail payments services. Some Indian public and private sector banks have experienced higher growth and increase in market shares relative to us. The Reserve Bank of India has issued licenses to two new private sector banks, and in-principle licenses to 10 small finance banks and 11 payments banks. While all the small finance banks have begun operations, only six payments banks have begun operations and three payments banks have surrendered, or announced their intention to surrender, their licenses. The Reserve Bank of India has also issued guidelines with respect to a continuous licensing policy for universal banks in the private sector. The expansion of existing competitors or the entry of new competitors could increase competition. Further, technology innovations in mobility and digitization of financial services require banks to continuously develop new and simplified models for offering banking products and services. Innovations in the payments system and increasing use of mobile banking are leading to emergence of new platforms for cashless payments. This can also lead to new types of banks expanding their presence in other financial products like insurance and mutual funds. These trends in technology could increase competitive pressures on banks, including us, to adapt to new operating models and upgrade back-end infrastructure on an ongoing basis. There is no assurance that we will be able to continue to respond promptly to new technology developments, and be in a position to dedicate resources to upgrade our systems and compete with new players entering the market. In addition, the moderation of growth in the Indian banking sector may lead to greater competition for business opportunities.

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

In October 2013, the Reserve Bank of India completely deregulated branch licensing requirements and banks are permitted to open branches across Tier 1 to Tier 6 centers without the prior approval of the Reserve Bank of India, subject to them maintaining a prescribed proportion of 25% of their incremental branches in rural and semi-urban areas. Banks are also allowed to merge, close or shift a branch in metropolitan and urban centers without prior approval. See also “Supervision and Regulation—Regulations Relating to the Opening of Branches”. In March 2017, the Reserve Bank of India issued revised guidelines on the rationalization of branch authorization. As per the revised guidelines, banks are permitted to open, unless otherwise specifically restricted, banking outlets in Tier 1 to Tier 6 centers without the need to obtain Reserve Bank of India’s permission. The opening of banking outlets during a financial year will be subject to condition that at least 25% of the total number of banking outlets opened during a financial year should be opened in unbanked rural centers. In May 2017, the description of a branch was broadened to include all service delivery points of a bank, including branches and business correspondent outlets.

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

The Indian financial markets have in recent years experienced, and continue to experience, changes and developments aimed at reducing the cost and improving the quality of service delivery to users of financial services. We may experience an adverse impact on the cash float and fees from our cash management business resulting from the development and increased usage of payment systems, as well as other similar structural changes. Some structural changes in banking transactions in India include free access for a customer of any bank to ATMs of all other banks with restrictions on the amount and number of transactions. Furthermore, the Reserve Bank of India, from time to time, also imposes limits on transaction charges levied by banks on customers, including those on cash and card transactions. Banks were directed to remove foreclosure charges on home loans and floating rate term loans given to individual borrowers. Banks were prohibited from levying penalty on non-operative accounts for non-maintenance of minimum balance. Such developments may adversely impact the profitability of banks, including us, by reducing float balances and fee incomes, and increasing costs. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Our subsidiaries are also subject to similar risks. For instance, in the Union Budget for fiscal 2015, the Finance Minister announced an increase in the long-term capital gains tax rate on investments in debt mutual funds from 10% to 20% and also increased the minimum holding period for qualification as a long-term investment from 12 months to 36 months. Starting from April 2015, the Association of Mutual Funds of India has introduced a cap of 100 basis points on upfront commissions for all mutual fund schemes and from fiscal 2019, the government has introduced a tax on distributed income by equity oriented mutual funds at the rate of 10.0%. Further, the Reserve Bank of India has rationalized the Merchant Discount Rate for debit card transactions, effective from January 1, 2018. The guidelines replaced the earlier slab-rate based Merchant Discount Rate on transaction value to a merchant turnover based Merchant Discount Rate structure, for which merchants have been suitably categorized, and has specified a ceiling on the maximum permissible Merchant Discount Rate. These changes may have an impact on the inflows and earnings of asset management companies, including our asset management subsidiary and also affect our fee and other incomes. See also “—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the prices of our equity shares and ADSs.

Although our insurance businesses are profitable and we currently do not anticipate they would require capital, additional capital may be required to support the business which may, among other reasons, arise due to regulatory requirements or increased opportunities for growth. For instance, in the past, in accordance with an order of the Insurance Regulatory and Development Authority of India, all general insurance companies in India, including our general insurance subsidiary, ICICI Lombard General Insurance Company Limited, were required to provide for losses on the third-party motor pool (a multilateral arrangement for insurance in respect of third-party claims against commercial vehicles, the results of which were shared by all general insurance companies in proportion to their overall market share). Since the losses were allocated to general insurance companies based on their overall market shares, the profitability and solvency ratio of our general insurance subsidiary were adversely impacted. Accordingly, we invested Rs. 740.0 million of capital into our general insurance subsidiary in fiscal 2013. Our ability to invest additional capital in these businesses is subject to the Reserve Bank of India’s regulations on capital adequacy and its para-banking guidelines that prescribe limits for our aggregate investment in financial sector enterprises. All such investments require prior approval of the Reserve Bank of India. See also “—Loss reserves for our general insurance business are based on estimates as to future claims liabilities and adverse developments relating to claims could lead to further reserve additions and materially adversely affect the operation of our general insurance subsidiary”.

Any additional capital requirements of our insurance subsidiaries and restrictions on our ability to capitalize them could adversely impact their growth, our future capital adequacy, our financial performance and the prices of our equity shares and ADSs.

The Insurance Laws (Amendment) Act, 2015, increased the foreign shareholding limit in insurance companies from 26.0% to 49.0%, subject to the companies being Indian-owned and controlled, and to regulatory approval. During fiscal 2016, we sold a 6.0% stake in our life insurance subsidiary, ICICI Prudential Life Insurance Company, to financial investors, thereby reducing our share ownership in ICICI Prudential Life Insurance Company from approximately 74% to 68%. In fiscal 2017, we sold a further 12.63% out of our shareholding in ICICI Prudential Life Insurance Company through an offer for sale in an initial public offering of its shares. ICICI Prudential Life Insurance Company was listed on the National Stock Exchange of India Limited and the BSE Limited on September 29, 2016. During fiscal 2019, we sold an additional 2.0% out of our shareholding in ICICI Prudential Life Insurance Company through an offer for sale by promoters through stock exchange mechanism. Our current shareholding in our life insurance subsidiary stands at 52.88%. During fiscal 2016, Fairfax Financial Holdings and ICICI Bank agreed that Fairfax Financial Holdings (through its affiliate) would increase its shareholding in ICICI Lombard General Insurance Company by 9.0%. The transaction was completed in March 2016, resulting in our share ownership in ICICI Lombard General Insurance Company reducing to 63%. In September 2017, we sold 7.0% out of our shareholding in ICICI Lombard General Insurance Company Limited in an initial public offering by the Company. ICICI Lombard General Insurance Company was listed on the National Stock Exchange of India Limited and the BSE Limited in September 2017. Further, in November 2017, the Board of Directors of the Bank approved the sale of a part of our shareholding in ICICI Securities in an initial public offering. Subsequently, in March 2018, we sold 20.78% out of our shareholding in ICICI Securities in an initial public offering by the Company. ICICI Securities was listed on the National Stock Exchange of India Limited and the BSE Limited in April 2018. There is no assurance that we will be able to undertake further monetization of our investments in our subsidiaries, through public offering or otherwise, or of the level of valuation of the subsidiaries at which such monetization may take place. See also “Business—Overview of Our Products and Services—Insurance” and “—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability”.

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

The Indian life insurance sector has experienced significant regulatory changes in recent years. In fiscal 2011, the Insurance Regulatory and Development Authority of India changed the regulations relating to unit-linked life insurance products. Subsequently, the Insurance Regulatory and Development Authority of India also issued revised regulations relating to non-linked life insurance products, which became effective during fiscal 2014. The key changes related to commissions payable to agents and distributors, lapse of policies, surrender values and minimum death benefits. As a result of these changes, the life insurance sector experienced low growth and changes in the product mix in recent years, as life insurance companies were required to modify their products and distribution strategies. While there was initially a shift in the product mix towards non-unit linked products, more recently the share of unit-linked products has increased driven by favorable cost structures of these products from a customer perspective, as well as by improved capital market conditions. The demand for these products may be influenced by any volatility or downturn in capital markets. The regulatory changes have also resulted in reduced profit margins on life insurance products. In fiscal 2015, the Insurance Laws (Amendment) Act, 2015, amended the existing statute to provide that no policy of life insurance shall be called in to question on any grounds, including misstatement of facts or fraud, at any time after three years from the date of the policy, i.e., from the date of issuance of the policy, commencement of risk, revival of the policy or the rider to the policy, whichever is later. The total premium of our life insurance subsidiary, ICICI Prudential Life Insurance Company, increased by 21.1% from Rs. 223.5 billion in fiscal 2017 to Rs. 270.7 billion in fiscal 2018. The retail renewal premium increased from Rs. 142.2 billion in fiscal 2017 to Rs. 175.0 billion in fiscal 2018 and retail new business premium increased from Rs. 70.7 billion in fiscal 2017 to Rs. 84.0 billion in fiscal 2018.

ICICI Lombard General Insurance Company’s gross direct premium income was Rs. 123.6 billion in fiscal 2018, a growth of 15.2% over fiscal 2017. ICICI Lombard General Insurance Company’s growth and profitability depend on various factors, including the proportion of certain profitable products in its portfolio, the maintenance on its relationship with key distribution partners and reinsurers, continuation of support by the government of India of certain insurance schemes, regulatory changes, and market movements. There can be no assurance of the future rates of growth in the insurance business. While this subsidiary has been making profits since fiscal 2013, there can be no assurance of the future profitability or rates of growth in the insurance business. See also “—Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the prices of our equity shares and ADSs” and “Supervision and Regulation—Regulations Governing Insurance Companies”.

The Insurance Regulatory Development Authority of India has from time to time proposed changes to the regulations governing distribution of insurance products by corporate agents, including banks. ICICI Bank is a corporate agent of its insurance subsidiaries and accounts for a significant portion of the business volumes of its life insurance subsidiary. While the latest regulatory proposals are not expected to impact this activity significantly, any future regulatory restrictions may require our insurance subsidiaries to change their distribution strategies, which may result in increased costs and lower business volumes, as well as impacting ICICI Bank’s distribution of their products and the associated fee income. A slowdown in growth in the Indian economy, further regulatory changes or customer dissatisfaction with our insurance products could adversely impact the future growth of these businesses. See also “—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”. Any slowdown in these businesses and in particular in the life insurance business could have an adverse impact on our business and the prices of our equity shares and ADSs.

Actuarial experience and other factors could differ from assumptions made in the calculation of life actuarial reserves and other actuarial information.

The assumptions our life insurance subsidiary makes in assessing its life insurance reserves and computing other actuarial information may differ from what it experiences in the future. These assumptions include the assessment of the long-term development of interest rates, investment returns, the allocation of investments between equity, fixed income and other categories, persistency, mortality and morbidity rates, policyholder lapses, policy discontinuation and future expense levels. In addition, there is a risk that the model used to estimate life and health insurance reserves based on such assumptions should be incorrect.

Our life insurance subsidiary monitors its actual experience of these assumptions and to the extent that it considers any deviation from assumption to continue in the longer term, it refines its long-term assumptions. Changes in any such assumptions may lead to changes in the estimates of life and health insurance reserves and other actuarial information. Such changes may also impact the valuation of our life insurance subsidiary by existing or potential investors, and the valuation at which any future monetization of our shareholding in the life insurance subsidiary may take place, if at all.

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

Established loss reserves estimates are periodically adjusted in the ordinary course of settlement, using the most current information available to management, and any adjustments resulting from changes in reserve estimates are reflected in current results of operations. Our general insurance subsidiary also conducts reviews of various lines of business to consider the adequacy of reserve levels. Based on current information available and on the basis of internal procedures, the management of our general insurance subsidiary considers that these reserves are adequate. However, because the establishment of reserves for loss and loss adjustment expenses is an inherently uncertain process, there can be no assurance that ultimate losses will not materially exceed the established reserves for loss and loss adjustment expenses and have a material adverse effect on the results of operations of our general insurance subsidiary. See also “—Additional capital requirements of our insurance subsidiaries or our inability to monetize a part of our shareholding in these subsidiaries may adversely impact our business and the prices of our equity shares and ADSs”.

The financial results of our insurance subsidiaries could be materially adversely affected by the occurrence of a catastrophe.

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

We, like all financial institutions, are exposed to many types of operational risk, including the risk of fraud or other misconduct by employees or outsiders, unauthorized transactions by employees and third parties (including violation of regulations for prevention of corrupt practices, and other regulations governing our business activities), misreporting or non-reporting with respect to statutory, legal or regulatory reporting and disclosure obligations, or operational errors, including non-compliance with internal processes, clerical or recordkeeping and reconciliation errors or errors resulting from faulty computer or telecommunications systems. We have experienced significant growth in a fast changing environment, and management as well as our regulators, are aware that this may pose significant challenges to our control framework. As a result of our internal evaluations, we and our regulators have noted certain areas where our processes and controls could be improved. Our growth, particularly in retail lending, our rural initiative, our international business and our insurance businesses, exposes us to additional operational and control risks. Regulatory scrutiny of areas related to operational risk, including internal audit information, systems and data processing is increasing. The large size of our treasury and retail operations, which use automated control and recording systems as well as manual checks and recordkeeping, exposes us to the risk of errors in control, recordkeeping and reconciliation. The increasing size of our insurance business and the complexities of the products expose us to the risk that the models set up on actuarial software to compute the actuarial liabilities and deferred acquisition cost may contain errors or may require continuous improvement over a period of time. We also outsource some functions, like collections, to other agencies. Given our high volume of transactions, certain errors may be repeated or compounded before they are discovered and successfully rectified. In addition, our dependence upon automated systems to record and process transactions may further increase the risk that technical system flaws, employee tampering, manipulation of those systems and deficiency in access control management will result in losses that are difficult to detect. We may also be subject to disruptions of our operating systems, arising from events that are wholly or partially beyond our control (including, for instance, computer viruses or electrical or telecommunication outages), which may give rise to deterioration in customer service and to loss or liability to us.

Unexpected events, such as the withdrawal of high denomination currency notes, could result in a sharp increase in our transaction volumes and increase the pressure on our systems to keep pace with regulatory changes in a short period of time, which may result in inadvertent operational errors in our branch operations and resultant regulatory action. We are further exposed to the risk that external vendors may be unable to fulfil their contractual obligations to us (or will be subject to the same risk of fraud or operational errors by their respective employees as we are), and to the risk that our (or our vendors’) business continuity and data security systems prove not to be sufficiently adequate. We also face the risk that the design of our controls and procedures proves inadequate, or is circumvented, thereby causing delays in detection or errors in information. Although we maintain a system of controls designed to keep operational risk at appropriate levels, like all banks and insurance companies we have suffered losses from operational risk and there can be no assurance that we will not suffer losses from operational risks in the future that may be material in amount, and our reputation could be adversely affected by the occurrence of any such events involving our employees, customers or third parties. Our transactions with other financial institutions could also expose us to such operational risks. For instance, in February 2018, a public sector bank declared that two related borrower groups had obtained funding from other banks against credit comfort provided by the first bank, and that such credit comfort had been fraudulently provided by certain of its employees without due authorization and record keeping. While we did not have exposure to the concerned transactions, we have exposure to one of the above borrower groups, which was classified as non-performing and required to be fully provided for in the quarter ended March 31, 2018. The impact of this and similar events is uncertain and could have an adverse impact on the banking sector.

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

We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure.

Our businesses rely on our secure processing, transmission, storage and retrieval of confidential, proprietary and other information in our computer and data management systems and networks and in the computer and data management systems and networks of third parties. To access our products and services, our customers may use personal smartphones, tablet PCs, and other mobile devices that are beyond our control systems and subject to their own cybersecurity risks. Given our reliance and focus on technology and presence in diverse geographies, our technologies, systems, networks, and our customers’ devices are subject to security risks and are susceptible to cyber-attacks (such as, denial of service attacks, hacking, terrorist activities or identity theft) that could negatively impact the confidentiality, integrity or availability of data pertaining to us or our customers, which in turn may cause damage to our reputation and adversely impact our business and financial results. Third parties with which we do business or that facilitate our business activities could also be sources of operational and information security risk to us, including from breakdowns or failures of their own systems or capacity constraints.

We, our customers, regulators and other third parties, including other financial services institutions and companies engaged in data processing, have been subject to, and are likely to continue to be the target of, cyber-attacks. These cyber-attacks include computer viruses, malicious or destructive code, phishing attacks, denial of service or information, ransomware, improper access by employees or vendors, attacks on personal email of employees, ransom demands to not expose security vulnerabilities in our systems or the systems of third parties or other security breaches that could result in the unauthorized release, gathering, monitoring, misuse, loss or destruction of confidential, proprietary and other information of ours, our employees, our customers or of third parties, damage our systems or otherwise materially disrupt our or our customers’ or other third parties’ network access or business operations. Like many other large global financial institutions, we have also experienced a distributed denial of services attack which was intended to disrupt customer access to our main portal. While our monitoring and mitigating controls were able to detect and effectively respond to this incident, there can be no assurance that these security measures will be successful in the future. As cyber threats continue to evolve, we may be required to expend significant additional resources to continue to modify or enhance our protective measures or to investigate and remediate any information security vulnerabilities.

We have a governance framework in place for security and have implemented information security policies, procedures and technologies. However, considering that technology is currently in a phase of rapid evolution and that the methods used for cyber-attacks are also changing frequently or, in some cases, are not recognized until an actual attack, we may not be able to anticipate or to implement effective preventive measures against all security breaches. Cyber threats are rapidly evolving and we may not be able to anticipate or prevent all such attacks and could be held liable for any security breach or loss.

Cybersecurity risks for banking organizations have significantly increased in recent years in part because of the proliferation of new technologies, and the use of the internet and telecommunications technologies to conduct financial transactions. For example, cybersecurity risks may increase in the future as we continue to increase our mobile-payment and other internet-based product offerings and expand our internal usage of web-based products and applications. In addition, cybersecurity risks have significantly increased in recent years in part due to the increased sophistication and activities of organized crime affiliates, terrorist organizations, hostile foreign governments, disgruntled employees or vendors, activists and other external parties, including those involved in corporate espionage. Even the most advanced internal control environment may be vulnerable to compromise. Targeted social engineering attacks and "spear phishing" attacks are becoming more sophisticated and are extremely difficult to prevent. In such an attack, an attacker will attempt to fraudulently induce colleagues, customers or other users of our systems to disclose sensitive information in order to gain access to its data or that of its clients. Persistent attackers may succeed in penetrating defenses given enough resources, time, and motive. The techniques used by cyber criminals change frequently, may not be recognized until launched and may not be recognized until well after a breach has occurred. The risk of a security breach caused by a cyber-attack at a vendor or by unauthorized vendor access has also increased in recent years. Additionally, the existence of cyber-attacks or security breaches at third-party vendors with access to our data may not be disclosed to us in a timely manner.

We also face indirect technology, cybersecurity and operational risks relating to clients and other third parties with whom we do business or upon whom we rely to facilitate or enable our business activities, including, for example, financial counterparties, regulators and providers of critical infrastructure such as internet access and electrical power. As a result of increasing consolidation, interdependence and complexity of financial entities and technology systems, a technology failure, cyber-attack or other information or security breach that significantly degrades, deletes or compromises the systems or data of one or more financial entities could have a material impact on counterparties or other market participants, including us. This consolidation, interconnectivity and complexity increases the risk of operational failure, on both individual and industry-wide bases, as disparate systems need to be integrated, often on an accelerated basis.

Any third-party technology failure, cyber-attack or other information or security breach, termination or constraint could, among other things, adversely affect our ability to effect transactions, service our clients, manage our exposure to risk or expand our business. Cyber-attacks or other information or security breaches, whether directed at us or third parties, may result in a material loss or have material consequences. Furthermore, the public perception that a cyber-attack on our systems has been successful, whether or not this perception is correct, may damage our reputation with customers and third parties with whom we do business. Hacking of personal information and identity theft risks, in particular, could cause serious reputational harm. A successful penetration or circumvention of system security could cause us serious negative consequences, including our loss of customers and business opportunities, costs associated with maintaining business relationships after an attack or breach; significant business disruption to our operations and business, misappropriation, exposure, or destruction of our confidential information, intellectual property, funds, and/or those of our customers; or damage to our or our customers’ and/or third parties’ computers or systems, and could result in a violation of applicable privacy laws and other laws, litigation exposure, regulatory fines, penalties or intervention, loss of confidence in our security measures, reputational damage, reimbursement or other compensatory costs, additional compliance costs, and could adversely impact our results of operations, liquidity and financial condition. Our insurance coverage may be insufficient to cover all losses.

System failures could adversely impact our business.

Given the large share of retail products and services and transaction banking services in our total business, the importance of systems technology to our business has increased significantly. Our business, financial, accounting, data processing systems or other operating systems and facilities may stop operating properly or become disabled or damaged as a result of a number of factors including events that are wholly or partially beyond our control, such as surges in customer transaction volume, utility disruptions or failures, natural disasters, diseases pandemics, events arising from political or social matters and terrorist attacks. While we have procedures to monitor for and prevent system failures, and to recover from system failures in the event they occur, there is no guarantee that these procedures will successfully prevent a system failure or allow us to recover quickly from a system failure. In the event that our data center is severely impacted, while we have a secondary disaster recovery data center, recovery of some of our systems and services may be delayed, thereby adversely impacting our operations and customer service levels. Any failure in our systems, particularly for retail products and services and transaction banking, could significantly affect our operations and the quality of our customer service and could result in enhanced regulatory scrutiny and business and financial losses that would adversely affect the prices of our equity shares and ADSs. Regulatory scrutiny in this area is increasing. See also “—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past”.

Our business may be adversely affected by computer, internet and telecommunications fraud.

Our business operations are based on a high volume of transactions. Although we take adequate measures to safeguard against system-related and other fraud, there can be no assurance that we would be able to prevent fraud. Our reputation could be adversely affected by fraud committed by employees, customers or outsiders, or by our perceived inability to properly manage fraud-related risks. Such activity may take many forms, including check fraud, electronic fraud, wire fraud, phishing and other dishonest acts. Our inability or perceived inability to manage these risks could lead to enhanced regulatory oversight and scrutiny. Our branch network expansion, our rural initiative, our international growth and our expansion to product lines such as insurance may create additional challenges with respect to managing the risk of fraud due to increased geographical dispersion and use of intermediaries. See also “Operating and Financial Review and Prospects—Provisions and Contingencies (excluding tax provisions)—Provisions for Non-performing Assets and Restructured Loans” and “Business—Risk Management—Operational Risk”.

A determination against us in respect of disputed tax assessments may adversely impact our financial performance.

We are regularly assessed by the government of India’s tax authorities, and on account of outstanding tax demands we have included in contingent liabilities Rs. 70.7 billion in additional taxes in excess of our provisions at March 31, 2018. These additional tax demands mainly relate to income tax, service tax and sales tax/value added tax demands by the government of India’s tax authorities for past years. We have appealed against each of these tax demands. The tax related inquiries are not included in contingent liabilities as we believe that such proceedings are likely to be dropped by the tax authorities or will not be upheld by judicial authorities. No provision has been made in the accounts for these contingent liabilities. The Rs. 70.7 billion included in our contingent liabilities does not include further disputed tax assessments amounting to Rs. 33.7 billion, of which Rs. 29.3 billion mainly relates to bad debts written off and penalties levied, where the possibility of liability arising has been considered remote based on favorable Supreme Court decisions in other similar cases, and Rs. 4.4 billion relating to disallowance of taxes paid. See also “Business—Legal and Regulatory Proceedings”.

We have appealed all of these demands. While we expect that no additional liability will arise out of these disputed demands based on our consultations with tax counsel and favorable decisions in our own and other cases, there can be no assurance that these matters will be settled in our favor or that no further liability will arise out of these demands. Any additional tax liability may adversely impact our financial performance and the prices of our equity shares and ADSs.

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

We depend on the knowledge and skills of our senior management. Any inability to attract and retain them and other talented professionals may adversely impact our business.

Our continued success depends in part on the continued service of key members of our management team and our ability to continue to attract, train, motivate and retain highly qualified professionals. This is a key element of our strategy and we believe it to be a significant source of competitive advantage. The successful implementation of our strategy depends on the availability of skilled management, both at our head office and at each of our business units and international locations, continuity in the service of our directors, executives and senior managers, and our ability to attract and train young professionals.

The appointment of individuals in certain positions is subject to regulatory and shareholder approvals. Any stringent requirements by our regulator for appointing key members in the management may require us to reorganize our management structure and may affect our ability to identify, hire and appoint suitable professionals for various roles.

The loss of any member from our senior management, including directors and key personnel, can have a material impact on our business, our financial performance, our stockholders’ equity, our ability to implement our strategy and the prices of our equity shares and ADSs. If we or one of our business units or other functions fail to staff operations appropriately, or lose one or more key senior executives or qualified young professionals and fail to replace them in a satisfactory and timely manner, our business, financial condition and results of operations, including our control and operational risks, may be adversely affected. Likewise, if we fail to attract and appropriately train, motivate and retain young professionals or other talent, our business may likewise be affected. In light of the risks related to the allegations about and the leave of absence of our MD and CEO, we may face increased risks in implementing our strategy and in attracting senior management into the top level posts.

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

The financial statements and other financial information included or incorporated by reference in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. The Institute of Chartered Accountants of India has issued Ind AS (a revised set of accounting standards) which largely converges the Indian accounting standards with International Financial Reporting Standards. The Ministry of Corporate Affairs, which is the law making authority for adoption of accounting standards in India, has notified these Ind AS for adoption. Further, the ministry has also issued a roadmap for transition to Ind AS by Indian companies in a phased manner starting from April 1, 2016. For banking companies and non-banking finance companies, the implementation of Ind AS was to begin from April 1, 2018. The Reserve Bank of India has deferred the implementation of Ind AS for banks by one year. The implementation is currently scheduled to begin from fiscal year 2020, beginning April 1, 2019. For insurance companies the implementation of Ind AS will begin from April 1, 2020. Accordingly, while some of our group companies would report their financials as per Ind AS from April 1, 2018, ICICI Bank will report its financial statements as per Ind AS from April 1, 2019.

Ind AS 109 - Financial Instruments (Standard equivalent to International Financial Reporting Standard 9) would have a significant impact on the way financial assets and liabilities are classified and measured, resulting in volatility in profit or loss and equity. See also “Operating and Financial Review and Prospects – Convergence of Indian accounting standards with International Financial Reporting Standards”

Further, banks migrating to the advanced measurement approach for operational risk and internal ratings-based approaches for credit risk under Basel II are required to follow the prescribed minimum loss given default levels for capital adequacy computation and treat restructured assets as non-performing assets for capital adequacy purposes. Compliance with these new standards may result in an increase in loans classified as non-performing and provisioning costs, and a reduction in capital adequacy for banks, including us.

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

Your holdings may be diluted by additional issuances of equity and any dilution may adversely affect the market prices of our equity shares and ADSs.

In fiscal 2008, we concluded a capital raising exercise comprising a public offering in India and an ADS offering aggregating Rs. 199.7 billion. We may conduct additional equity offerings to fund the growth of our business, including our international operations, our insurance business or our other subsidiaries. In addition, up to 10.0% of our issued equity shares from time to time, may be granted in accordance with our Employee Stock Option Scheme. Any future issuance of equity shares or ADSs or exercise of employee stock options would dilute the positions of investors in equity shares and ADSs and could adversely affect the market prices of our equity shares and ADSs.

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

Certain shareholders own a large percentage of our equity shares and their actions could adversely affect the prices of our equity shares and ADSs.

The Life Insurance Corporation of India, the General Insurance Corporation of India and other government-owned general insurance companies, all of which are directly controlled by the Indian government, are among our principal shareholders. At June 30, 2018, the Life Insurance Corporation of India held 9.4% and the General Insurance Corporation of India and other government-owned general insurance companies held 1.7% of our outstanding equity shares. See also “Business—Shareholding Structure and Relationship with the Government of India”. Any substantial sale of our equity shares by these or other large shareholders could adversely affect the prices of our equity shares and ADSs. The Reserve Bank of India, in exercise of powers conferred by the Banking Regulation Act has notified a ceiling on voting rights in a banking company for single shareholder of 15.0%. Deutsche Bank Trust Company Americas held approximately 24.8% of our equity shares at June 30, 2018 as depositary for ADS holders and currently votes on only 15.0% of these shares as per the ceiling notified by the Reserve Bank of India. In addition, under the terms of our deposit agreement, Deutsche Bank Trust Company Americas must vote these shares as directed by our Board of Directors. See also “Overview of the Indian Financial Sector—Structural Reforms—Amendments to the Banking Regulation Act”.

Conditions in the Indian securities market may adversely affect the price or liquidity of our equity shares and ADSs.

The Indian securities markets are smaller and more volatile than securities markets in developed economies. In the past, the Indian stock exchanges have experienced high volatility and other problems that have affected the market price and liquidity of the listed securities, including temporary exchange closures, broker defaults, settlement delays and strikes by brokers. In April 2003, the decline in the price of the equity shares of a leading Indian software company created volatility in the Indian stock markets and created temporary concerns regarding our exposure to the equity markets. On May 17, 2004, the S&P BSE Sensex fell by 565 points from 5,070 to 4,505, creating temporary concerns regarding our exposure to the equity markets. Both the BSE Limited and the National Stock Exchange of India Limited halted trading on the exchanges on May 17, 2004 in view of the sharp fall in prices of securities. The Indian securities markets experienced rapid appreciation during fiscal 2006 but underwent a sharp correction in May 2006. The markets experienced a recovery thereafter and the S&P BSE Sensex reached an all-time high of 20,873 on January 8, 2008 but subsequently experienced a sharp correction, with the S&P BSE Sensex declining to 8,160 on March 9, 2009. In the 24 months since then, the equity markets had recovered with the S&P BSE Sensex at 19,445 at year-end fiscal 2011. However, the European debt crisis, volatile crude oil prices and concerns on growth in India caused a decline in the domestic equity markets with the S&P BSE Sensex at 17,404 at March 30, 2012. The markets have recovered subsequently and at year-end fiscal 2018 the S&P BSE Sensex was at 32,968. In recent years, there have been changes in laws and regulations regulating the taxation of dividend income, which have impacted the Indian equity capital markets. See also “Dividends”. Similar problems or changes in the future could adversely affect the market price and liquidity of our equity shares and ADSs.

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

Changes in Indian regulations on foreign ownership, a change in investor preferences or an increase in the number of ADSs outstanding could adversely affect the prices of our equity shares and ADSs.

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

There is a difference between India and the United States in the level of regulation and monitoring of the securities markets and the activities of investors, brokers and other market participants. SEBI is responsible for improving disclosure and regulating insider trading and other matters for the Indian securities markets. There may, however, be less publicly available information about Indian companies than is regularly made available by public companies in the United States.

Business

Overview

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. We are the largest private sector bank in India in terms of total assets on a consolidated basis at year-end fiscal 2018. Apart from banking products and services, we offer life and general insurance, asset management, securities broking and private equity products and services through our specialized subsidiaries. Our total assets at year-end fiscal 2018 were Rs. 11,242.8 billion. Our consolidated capital and reserves at year-end fiscal 2018 were Rs. 1,106.3 billion and our consolidated net profit for fiscal 2018 was Rs. 77.1 billion.

Our primary business consists of commercial banking operations for Indian corporate and retail customers. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. Our commercial banking operations for retail customers consist of retail lending and deposit taking and distribution of third party insurance and investment products. We also offer agricultural and rural banking products. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, the internet, social media and mobile phones. ICICI Bank had a network of 4,867 branches and 14,367 ATMs in India at year-end fiscal 2018.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, Indian businesses, select local businesses and multi-national corporations with a focus on trade finance and commercial banking products, insured mortgage products in our Canadian subsidiary, as well as offering deposit products to the larger community. Our overseas branches take deposits, raise borrowings and make loans to Indian companies for their overseas operations as well as for their foreign currency requirements in India, global multi-national corporations and local companies in their jurisdiction. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. At year-end fiscal 2018, we had banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Sri Lanka, Hong Kong, Qatar Finance Centre, the United States, South Africa and Bahrain and representative offices in the United Arab Emirates, Bangladesh, Malaysia and Indonesia. Our subsidiary in the United Kingdom has established a branch in each of Antwerp, Belgium and Frankfurt, Germany. Our subsidiaries in the United Kingdom and Canada and our branches in Bahrain, Dubai, Singapore and Hong Kong have the largest share of our international assets and liabilities. See also “Risk factors— Risks Relating to Our Business—Our international operations increase the complexity of the risks that we face”.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts and interest rate and currency swaps. We take advantage of movements in markets to earn treasury income. Our overseas branches and subsidiaries also have investments in bonds of non-India financial institutions and in asset-backed securities.

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was among the leading private sector life insurance companies in India during fiscal 2018, with a market share of 11.8% in new business written (on retail weighted received premium basis) according to the Life Insurance Council. During fiscal 2017, ICICI Prudential Life Insurance Company was listed on the National Stock Exchange of India Limited and the BSE Limited, following the sale of 12.63% shareholding in the company by ICICI Bank through an offer for sale in an initial public offering by the company. ICICI Prudential Pension Funds Management Company Limited, a 100% subsidiary of ICICI Prudential Life Insurance Company, is one of the fund managers for the pension assets of Indian citizens (other than the mandated pension funds of government employees) under the National Pension System for the private sector. This pension scheme was launched by the Indian government in 2004 for all citizens on a voluntary basis, and has allowed professional fund managers to invest the scheme’s funds since 2008. ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2018, with a market share of 8.2% on a gross direct premium income basis according to the General Insurance

Council. In September 2017, ICICI Lombard General Insurance Company was listed on the National Stock Exchange of India Limited and BSE Limited following the sale of shares (including sale of 7.0% shareholding in the company by ICICI Bank) through an initial public offering. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the largest mutual fund in India in terms of average funds under management for the three months ended March 31, 2018 according to the Association of Mutual Funds in India. We cross-sell the products of our insurance and asset management subsidiaries and of other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities and fixed income market operations, respectively. ICICI Securities owns icicidirect.com, an online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc. that in turn has an operating subsidiary in the United States, ICICI Securities Inc., which is engaged in brokerage services. In March 2018, we sold 20.78% shareholding in ICICI Securities Limited through an offer for sale in an initial public offering. ICICI Securities Limited was listed on the National Stock Exchange of India Limited and BSE Limited in April 2018. Our private equity fund management subsidiary ICICI Venture Funds Management Company, manages funds that make private equity investments. In fiscal 2013, ICICI Bank, in partnership with domestic and international banks and financial institutions, launched India’s first infrastructure debt fund, India Infradebt Limited, structured as a non-banking finance company in which ICICI Bank and a wholly owned subsidiary together have a shareholding of 38.1%.

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

The issue of universal banking, which in the Indian context meant conversion of long-term lending institutions such as ICICI into commercial banks, had been discussed at length in the late 1990s. Conversion into a bank offered ICICI the ability to accept low-cost demand deposits and offer a wider range of products and services, and greater opportunities for earning non-fund based income in the form of banking fees and commissions. ICICI Bank also considered various strategic alternatives in the context of the emerging competitive scenario in the Indian banking industry. ICICI Bank identified a large capital base and size and scale of operations as key success factors in the Indian banking industry. In view of the benefits of transformation into a bank and the Reserve Bank of India’s pronouncements on universal banking, ICICI and ICICI Bank merged in 2002.

Shareholding Structure and Relationship with the Government of India

The following table sets forth, at June 30, 2018, certain information regarding the ownership of our equity shares.

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
Government Controlled Shareholders:
Life Insurance Corporation of India	9.4%	603,252,345
General Insurance Corporation of India and government-owned general insurance companies	1.7	108,499,368

	Percentage of Total Equity Shares Outstanding	Number of Equity Shares Held
UTI and UTI Mutual Fund	1.1	69,981,166
Other government-controlled institutions, mutual funds, corporations and banks	0.2	13,369,770
Total government-controlled shareholders	12.4	795,102,649
Other Indian investors:
Individual domestic investors(1),(2)	6.5	417,774,394
HDFC Trustee Co. Ltd. (Various mutual fund accounts)/HDFC Large CAP Fund	4.2	271,272,613
ICICI Prudential mutual fund (Various mutual fund accounts)	2.4	153,752,776
SBI Mutual Fund/SBI Dual Advantage Fund and other various mutual fund accounts	2.2	143,849,724
Reliance Capital Trustee CO. Ltd./Reliance ETF/Reliance Emergent India Fund (Various mutual fund accounts).	1.6	102,131,742
Aditya Birla Sun Life Trustee Pvt. Ltd.	1.5	96,735,047
Other mutual funds and banks (other than government-controlled mutual funds and banks)	4.5	289,468,035
Other Indian corporations and others	4.3	274,162,685
Investor education protection fund	0.1	4,735,293
Total other Indian investors	27.3	1,753,882,309
Total Indian investors	39.7	2,548,984,958
Foreign investors:
Deutsche Bank Trust Company Americas, as depositary for ADS holders	24.8	1,595,123,747
Dodge and Cox International Stock Fund	6.5	416,511,276
Government of Singapore	1.5	98,976,119
Other foreign institutional investors, foreign banks, overseas corporate bodies, foreign companies, foreign nationals, foreign institutional investors and non-resident Indians(2)	27.5	1,772,136,728
Total foreign investors	60.3	3,882,747,870
Total	100.0%	6,431,732,828

(1)	Executive officers and directors (including non-executive directors) as a group held about 0.07% of ICICI Bank’s equity shares at June 30, 2018.

(2)	No single shareholder in this group owned 5.0% or more of ICICI Bank’s equity shares as of this date.

The holding of government-controlled shareholders was 12.4% at June 30, 2018 against 13.3% at June 30, 2017 and 13.1% at June 30, 2016. The holding of Life Insurance Corporation of India was 9.4% at June 30, 2018 against 10.4% at June 30, 2017 and 10.4% at June 30, 2016.

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

The holding of other Indian investors was 27.3% at June 30, 2018 against 26.3% at June 30, 2017 and 21.8% at June 30, 2016. The total holding of Indian investors was 39.7% at June 30, 2018 against 39.6% at June 30, 2017 and 34.9% at June 30, 2016. The holding of foreign investors was 60.3% at June 30, 2018 against

60.4% at June 30, 2017 and 65.1% at June 30, 2016. See also “Supervision and Regulation—Ownership Restrictions”. Deutsche Bank Trust Company Americas holds the equity shares represented by 798 million American Depositary Receipts outstanding as depositary on behalf of the holders of the American Depositary Shares. The American Depositary Shares are listed on the New York Stock Exchange. The Reserve Bank of India, exercising its powers under the Banking Regulation Act has notified a ceiling of 15.0% on the voting rights of a single shareholder in a banking company. Therefore, Deutsche Bank Trust Company Americas (as depositary), which held approximately 24.8% of our equity shares at June 30, 2018 can only vote 15.0% of our equity shares. In addition, under the terms of our deposit agreement, Deutsche Bank Trust Company Americas must vote these shares as directed by our Board of Directors. Our ADS holders themselves have no voting rights unlike holders of our equity shares who have voting rights. Except as stated above, no shareholder has differential voting rights. See also “Overview of the Indian Financial Sector—Structural Reforms— Amendments to the Banking Regulation Act”.

Strategy

In fiscal 2018, we continued to focus on our strategic priorities of improving our portfolio quality and enhancing our franchise. We maintained our focus on enhancing our retail franchise, including growing our retail loan portfolio and sustaining the proportion of current and savings accounts and retail term deposits in our domestic deposit base. We continued to build our rural and inclusive banking franchise, and focused on strengthening our insurance, asset management and securities businesses. We continued to leverage technology to improve the customer experience as well as our operating efficiency. We adopted a selective approach to lending in the corporate sector with a focus on lending to higher rated corporates. We refined and strengthened the framework for managing concentration risks in lending to the corporate sector through thresholds and limits with respect to single borrower and group exposure, with a focus on reducing concentration risks. We focused on asset resolution in identified areas though the progress was slower than expected. We maintained a strong focus on capital efficiency and unlocking value from our investments in subsidiaries. We continued to maintain a strong capital position with capital adequacy ratios significantly above the regulatory requirements.

The success of our strategy depends on several factors, including our ability to grow our low cost deposit base, grow our loan book profitably, contain non-performing loans, resolve stressed assets promptly, manage our treasury business, maintain regulatory compliance in an evolving regulatory environment, address regulators’ assessments of and observations on our operations, and compete effectively in the Indian corporate and retail financial services market. Regulations governing the financial sector in India, including banking, insurance and asset management, continue to evolve, with a potential impact on the growth and profitability of financial services groups such as us. Our overseas branches are primarily funded from wholesale sources and global financial market conditions may impact our ability to raise funds and grow the business of our overseas branches.

Going forward, our focus will be on risk-calibrated profitable growth. Our priority will be on growing the retail portfolio with a focus on enhancing the customer franchise. We intend to leverage all of our capabilities to be the trusted partner in serving our customers and become their banker of choice. We also plan to continue to invest in technology and preserve our digital leadership by offering best-in-class digital products to customers and automating internal processes to increase efficiency. We will focus on lending to higher rated, well-established corporations and would remain cautious in lending to projects under implementation. Our focus will be on growing our core operating profits. As a financial group with a presence across customer segments, products and geographies, we will leverage the synergy across our group companies.

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

Retail Lending Activities

Our retail lending activities include home loans, automobile loans, commercial business loans, business banking loans (including dealer funding and small ticket loans to small businesses), personal loans, credit cards, loans against time deposits, loans against securities, loans against jewelry and retail lending in rural markets. We also fund dealers who sell automobiles and commercial vehicles. The retail portfolio increased from Rs. 2,689.6 billion constituting 50.2% of gross loans at year-end fiscal 2017 to Rs. 3,207.9 billion constituting 54.0% of gross loans at year-end fiscal 2018. This was driven primarily by growth in secured retail lending categories like mortgages and automobile loans, business banking loans and loans to rural segments. We also selectively offer unsecured products such as personal loans and credit cards to our customers. We believe that retail credit has a robust long-term growth potential due to India’s favorable demographics and under-penetration of retail products in the Indian market.

Our retail asset products are generally fixed rate products repayable in equal monthly installments other than our floating rate home loan portfolio, where any change in the benchmark rate to which the rate of interest on the loan is referenced is passed on to the borrower on the interest reset date at periodic intervals. Any decrease in the rate of interest payable on floating rate home loans is generally implemented by an acceleration of the repayment schedule, keeping the monthly installment amount unchanged. Any increase in the rate of interest payable on floating rate home loans is generally effected in the first instance by an extension of the repayment schedule, keeping the monthly installment amount unchanged. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Commercial Banking for Rural and Agricultural Customers

Our rural banking operation caters to the financial requirements of customers in rural and semi-urban locations, primarily engaged in agriculture and allied activities. We offer a comprehensive product suite covering the entire agricultural value chain including farmers, commodity traders, seed and farm input dealers and processors. Our products include working capital loans for growing crops and financing post-harvest activities, including farm equipment loans and financing against warehouse receipts and gold jewelry. We also provide consumption loans for low-income customers. We provide financing to farmers for agriculture and allied activities in the form of working capital loans through the Kisan Credit Card. Our Kisan Credit Card portfolio at year-end fiscal 2018 was Rs. 157.0 billion. In fiscal 2018, some state governments announced agriculture loan waiver schemes for farmers which resulted in non-repayment of loans by some farmers residing in those states. While the cost of such schemes is borne by the state governments, such schemes or borrowers’ expectations of such schemes has resulted in higher delinquencies and has led to an increase in non-repayment in the Kisan Credit Card portfolio for banks, including us. See also “—Loan Portfolio—Directed Lending”.

We offer financial solutions to micro-finance institutions, self-help groups, co-operatives constituted by farmers, corporations and medium enterprises engaged in agriculture-linked businesses. Rural banking services are offered through multiple channels including branches, micro ATMs, point of sale terminals and mobile branches. We are working with telecom companies to offer mobile based banking services. Our rural customers can also avail themselves of basic banking facilities at retail outlets like grocery shops and customer service points through business correspondents. As per the requirement of the Reserve Bank of India, we have formulated a Board-approved financial inclusion plan to provide financial services to customers residing in rural and unbanked areas. From fiscal 2015, we have supported the government’s financial inclusion initiative to provide a bank account to every household in unbanked areas of the country. We have enabled remittances and account based transfers, based on Aadhaar, India’s unique identification number, for our customers who are beneficiaries of direct benefit transfers under the social security schemes of the government of India. During fiscal 2016, we began offering insurance and pension products to our customers. The Bank has also tied up with National Commodity and Derivatives Exchange Limited to offer loans against electronic warehouse receipts. In fiscal 2017, the Bank launched a unique mobile application, Mera iMobile, which allows users, including non-ICICI Bank customers, in rural areas to access banking services as well as information on agricultural services. This application provides around 145 services and is available in English and several Indian regional languages. New features like gold loans renewals and railway ticket bookings have been added. Rural banking presents significant challenges in terms of geographical coverage and high unit transaction costs. We continuously explore various models for operating through cost effective structures in rural locations, including technology-based channels and have opened 552 branches in villages that were previously unbanked. We have also pursued initiatives in empowering villages and in creating a digital ecosystem in line with the government’s focus to shift towards a less-cash economy. The village promotion programme encompasses digitization of transactions and commercial activities and provides credit facilities and a market linkage to help villagers earn a sustainable livelihood. During fiscal 2017, we converted 100 villages into digital villages and we continued these efforts in fiscal 2018 converting an additional 500 villages into digital villages. In aggregate at March 31, 2018, over 600 villages have been converted into digital villages. See also “Risk Factors—Risks Relating to Our Business— Entry into new businesses or rapid growth in existing loan portfolios may expose us to increased risks that may adversely affect our business”.

The following table sets forth, at the dates indicated, the break-down of our gross retail finance portfolio.

	At March 31,
	2016		2017		2018		2018	2018
	(Rs. in billions)						(% share)	(US$ in millions)
Home loans	Rs.	1,334.3	Rs.	1,528.4	Rs.	1,765.1	55.0%	US$	27,110
Automobile loans		224.6		256.1		294.9	9.2		4,529
Commercial business loans		129.2		150.3		173.2	5.4		2,660
Business banking(1)		80.9		77.4		113.5	3.6		1,743
Others(2),(3)		398.8		379.9		462.3	14.4		7,100
Total secured retail finance portfolio		2,167.8		2,392.1		2,809.0	87.6%		43,142
Personal loans		102.2		143.7		211.8	6.6		3,253
Credit card receivables		55.2		75.5		96.6	3.0		1,484
Business banking(1)		33.3		49.5		61.7	1.9		948
Others(2)		27.2		28.8		28.8	0.9		442
Total unsecured retail finance portfolio		217.9		297.5		398.9	12.4%		6,127
Total retail finance portfolio	Rs.	2,385.7	Rs.	2,689.6	Rs.	3,207.9	100.0%	US$	49,269

(1)	Includes dealer financing and small ticket loans to small businesses.

(2)	Includes rural loans and loans against securities.

(3)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 15.5 billion at March 31, 2018.

Our unsecured retail portfolio primarily includes personal loans and loans against credit card receivables. In fiscal 2008, following the global financial crisis leading to increase in interest rates, tightening liquidity and challenging macro-economic environment and changes in regulations pertaining to the use of recovery agents by banks, we witnessed higher than anticipated losses in the unsecured retail portfolio. We reduced incremental lending in personal loans and credit card issuances, resulting in a decline in the overall unsecured retail lending portfolio. Since fiscal 2013, we have been growing our personal loans and credit card lending portfolio, primarily by offering these products to our existing customers. During fiscal 2018, ICICI Bank’s personal loan disbursements, at Rs.151.5 billion, were about 12.6% of total retail loan disbursements and the number of outstanding credit cards increased from around 4.3 million at year-end fiscal 2017 to about 5.0 million at year-end fiscal 2018. ICICI Bank’s personal loans typically range from Rs. 50,000 to Rs. 4,000,000 in size with tenors of one to five years and yields ranging from 11-22%. Our personal loans portfolio increased from Rs. 143.7 billion at year-end fiscal 2017 to Rs. 211.8 billion at year-end fiscal 2018. The credit card receivables portfolio increased from Rs. 75.5 billion at year-end fiscal 2017 to Rs. 96.6 billion at year-end fiscal 2018. The proportion of unsecured retail loans in the total retail portfolio was 12.4% at year-end fiscal 2018 compared to 11.1% at year-end fiscal 2017.

We offer retail lending products primarily in India through ICICI Bank and our wholly owned subsidiary, ICICI Home Finance Company Limited. Our home loan portfolio includes both loans for the purchase and construction of homes as well as loans against property. We also provide loans to customers belonging to economically weaker sections and buying homes in the low-cost affordable housing segment. The loan amount under this segment is generally up to Rs. 3.0 million. Our policies for home loans are based on certain stipulated ratios such as the loan-to-value ratio and the ratio of fixed debt obligations to a borrower’s income. In October 2015, the Reserve Bank of India revised the loan-to-value ratios for small size loans and capped the loan-to-value ratio at 90% for home loans up to Rs. 3.0 million, and at 80% for home loans between Rs. 3.0 million and Rs. 7.5 million. Loans above Rs. 7.5 million have a maximum loan-to-value ratio of 75.0%. The initial repayment term of such loans is 15 to 20 years with payments in the form of equated monthly installments. We conduct a part of our housing loan business through ICICI Home Finance Company.

Our banking subsidiary in Canada offers residential mortgages in the local market. The mortgage portfolio is insured and has federal-backed insurance. At year-end fiscal 2018, ICICI Bank Canada held total residential mortgages amounting to CAD 3,388 million (Rs. 171.6 billion) as compared to CAD 3,458 million (Rs. 168.0 billion) at year-end fiscal 2017. This includes mortgages of CAD 2,832 million (Rs. 143.5 billion) at year-end fiscal 2018 as compared to CAD 3,145 million (Rs. 152.8 billion) at year-end fiscal 2017 securitized under the Canadian National Housing Act – Mortgage Backed Securities program or through participation in the Canada Mortgage Bonds program.

Retail Deposits

Our retail deposit products include time deposits and savings account deposits. We also offer targeted products to specific customer segments such as high net worth individuals, defense personnel, trusts and businessmen. We also offer corporate salary account products and current account (i.e., checking accounts for businesses) products to our small enterprise customers, who maintain balances with us. Further, we offer an international debit card in association with VISA International. At year-end fiscal 2018, we had a debit card base in excess of 41 million cards.

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

For a description of the Reserve Bank of India’s regulations applicable to deposits in India and required deposit insurance, see “Supervision and Regulation—Regulations Relating to Deposits” and “Supervision and Regulation—Deposit Insurance”. For more information on the type, cost and maturity profile of our deposits, see “—Funding”.

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

Lending to Small and Medium Enterprises

We offer a comprehensive suite of banking products and solutions to small and medium enterprises. We also offer customized products to meet specific business requirements. We have strengthened our capabilities in assessing credit risks across various sectors that enables us to provide customized solutions based on requirements of small and medium enterprises. We also offer online end-to-end supply chain financing solutions and vendor bill discounting through funding to the channel partners of large corporate clients to meet the working capital needs of small businesses. We also have specialized teams for current accounts (i.e. checking accounts), trade finance, cash management services and door-step banking. We are also proactively reaching out to small and medium enterprises through various initiatives such as conducting knowledge sessions, the “SME toolkit” —an online business and advisory resource for small and medium enterprises; and the “Emerging India Awards” and “SME Elite 50” —a recognition platform for small and medium enterprises.

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

The additions to non-performing loans remained elevated during fiscal 2017 and fiscal 2018. The growth in India’s gross domestic product slowed down from 8.1% in fiscal 2016 to 7.1% in fiscal 2017 and 6.7% in fiscal 2018, largely due to subdued industrial growth which moderated from 9.8% in fiscal 2016 to 6.8% in fiscal 2017 and 5.5% in fiscal 2018. The slowdown in economic growth also reflected the alignment to structural reforms introduced by the Government of India, including the withdrawal of high denomination currency notes in November 2016 and the implementation of the Goods and Services Tax system in July 2017, which temporarily disrupted economic activity. During fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers would be required to be finalized within specified timeframes, failing which the borrowers would go into liquidation. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers. Further, in February 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing. The new framework requires banks to implement a resolution plan within 180 days in respect of any overdue account where the aggregate exposure of the lenders is Rs. 20.0 billion or more, and failing which the borrower would have to be referred for resolution under the Insolvency and Bankruptcy Code. The process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving with periodic amendments being incorporated to the framework as well as litigation and judicial decisions impacting the framework.

We have adopted a cautious approach in incremental lending by focusing on lending to higher rated corporations and adopting a revised framework for management of concentration risk. See also “Risk Factors—Risks Relating to Our Business— Our level of non-performing assets is elevated, and if the level of non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer” and “Business—Strategy” and “Operating and Financial Review and Prospects— Executive Summary—Business environment —Trends in fiscal 2018”.

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

We also offer commercial banking services such as cash management services (such as collection, payment and remittance services), escrow, trust and retention account facilities, online payment facilities, custodial services and tax filing and collection services on behalf of the government of India and the governments of Indian states. At year-end fiscal 2018, total assets held in custody on behalf of our clients (mainly foreign institutional investors, offshore funds, overseas corporate bodies and depositary banks for GDR investors) were Rs. 2,572.3 billion. As a registered depositary participant of National Securities Depository Limited and Central Depository Services (India) Limited, the two securities depositaries operating in India, we also provide electronic depositary facilities to investors.

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

Products include cash, tom, spot and forwards transactions. We offer customized hedging and trading solutions to clients, on the basis of their business needs. These products are offered in India and across our international locations.

•	Derivatives

We offer derivative products including interest rate swaps, currency swaps and options in all major currencies.

Commercial Banking for International Customers

Our strategy for growth in international markets is based on leveraging home country links and technology for international expansion in selected international markets. Our international strategy is focused on building a retail deposit franchise in geographies where we have such licenses, making loans to global multi-national corporations, meeting the foreign currency needs of our Indian corporate clients, taking select non-India trade finance exposures, lending to corporations in the local jurisdiction. We also focus on managing risks in our international operations and pursue opportunities within a tighter risk framework. We also seek to build stable wholesale funding sources and strong syndication capabilities to support our corporate and investment banking business, and to expand private banking operations for India-centric asset classes.

At March 31, 2018, we had subsidiaries in the United Kingdom and Canada, branches in Bahrain, Dubai International Finance Center, Hong Kong, China, Singapore, Sri Lanka, Qatar Financial Centre, South Africa and the United States and representative offices in Bangladesh, Indonesia, Malaysia and the United Arab Emirates. Our subsidiary in the United Kingdom has established a branch in Antwerp, Belgium and a branch in Frankfurt, Germany.

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

Total assets (net of inter-office balances) of ICICI Bank’s overseas branches at year-end fiscal 2018 were Rs. 931.4 billion and total advances were Rs. 644.3 billion compared to total assets of Rs. 946.3 billion and total advances of Rs. 749.9 billion at year-end fiscal 2017. Our overseas branches are primarily funded by debt capital market borrowings, syndicated/bilateral loans and borrowings from external commercial agencies. See also “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”.

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

At year-end fiscal 2018, ICICI Bank UK PLC had eight branches in the United Kingdom and a branch in Belgium and Germany. At year-end fiscal 2018, the total assets of ICICI Bank UK PLC were US$ 3.9 billion. ICICI Bank UK PLC incurred a net loss of US$ 26 million during fiscal 2018, compared to a net loss of US$ 16 million during fiscal 2017.

At year-end fiscal 2018, ICICI Bank Canada had eight branches and total assets of CAD 6.3 billion. ICICI Bank Canada incurred a net profit of CAD 44 million in fiscal 2018 as compared to a net loss of CAD 33 million in fiscal 2017.

See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Financial instability in other countries, particularly emerging market countries and countries where we have established operations, could adversely affect our business and the prices of our equity shares and ADSs” and “Risk Factors—Risks Relating to Our Business—Our international operations increase the complexity of the risks that we face”.

Delivery Channels

We deliver our products and services through a variety of channels, ranging from traditional bank branches to ATMs, call centers, the Internet and mobiles. At year-end fiscal 2018, we had a network of 4,867 branches across several Indian states.

The following table sets forth the number of branches broken down by area at year-end fiscal 2018.

	At March 31, 2017		At March 31, 2018
	Number of branches and extension counters[1]	% of total	Number of branches and extension counters[1]	% of total
Metropolitan………………………………………	1,440	29.7%	1,443	29.6%
Urban……………………………………	990	20.4	991	20.4
Semi-urban……………………………………	1,444	29.8	1,449	29.8
Rural…………………………………………	976	20.1	984	20.2
Total branches and extension counters……	4,850	100.0%	4,867	100.0%

1.	Classification of branches as per population census 2011.

As a part of its branch licensing conditions, the Reserve Bank of India has stipulated that at least 25.0% of our new banking outlets must be located in tier 5 and tier 6 centers defined on the basis of the population size according to the 2011 census. See also “Supervision and Regulation—Regulations Relating to the Opening of Branches”. At year-end fiscal 2018, we were in compliance with this condition. At year-end fiscal 2018, we had 14,367 ATMs, of which 5,237 were located at our branches. We view our branch as key points of customer acquisition and service. The branch network serves as an integrated channel for deposit mobilization and selected retail asset origination.

We believe that developments in technology are changing the way customers engage with banks and meet their banking needs. We offer our products and services through a number of technology-enabled channels. We are expanding our suite of services through mobile telephones, including mobile banking applications for account access and various transactions, and a mobile wallet. Our mobile banking application, iMobile, offers more than 165 services which are available across all mobile platforms. During fiscal 2018, we enhanced the mobile banking application further by introducing ‘Money Coach’ an automated personal finance management and mutual fund platform that helps customers navigate their investments by building an investible corpus, creating goals and providing suggestions on how to meet their goals and investing their surplus in suggested mutual funds. Our customers can perform a wide range of transactions at our ATMs. We are also deploying automated devices, such as cash acceptance machines, at our branches to improve customer experience as well as efficiency of our operations. Our employees open new customer accounts by using tablets to capture customer information digitally. Through our website, www.icicibank.com, we offer our customers, both retail and corporate, online access to account information, payment and fund transfer facilities and various other services including purchase of investment and insurance products. We provide telephone banking facilities through our call centers. Our customers can also access their accounts and perform transactions via social media platforms. During fiscal 2017, we introduced Chatbots, an artificial intelligence enabled chat feature to perform various banking transactions. iPal, an artificial intelligence powered virtual personal assistant was launched by us in fiscal 2018, which is available on both website and mobile application. We worked closely with the National Payments Corporation of India for the development of the Unified Payment Interface, a payment platform which allows instant fund transfer to any bank account using a virtual payment address, without requiring bank account details. The Unified Payment Interface has been promoted by us through various platforms, such as our mobile application and our digital wallet. In fiscal 2018, we entered into an arrangement as a financial partner with web-based service providers, such as cab aggregators and an online food delivery platform, for enabling digital transactions for customers through our mobile application, iMobile, and digital wallet, Pockets. We developed a mobile application for merchants in India, ‘Eazypay’, which allows merchants to accept payments on mobile phones through multiple modes including credit/debit cards of any bank, internet banking and our digital wallet. See also “—Technology”.

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

Our treasury undertakes liquidity management by seeking to maintain an optimum level of liquidity, complying with the cash reserve ratio requirement and seeking to maintain the smooth functioning of all our branches. We maintain a balance between interest-earning liquid assets and cash to optimize earnings and undertake reserve management by maintaining statutory reserves, including the cash reserve ratio and the statutory liquidity ratio. At year-end fiscal 2018, ICICI Bank was required to maintain the statutory liquidity ratio requirement percentage at 19.5% of its domestic net demand and time liabilities by way of approved securities such as government of India securities and state government securities. We maintain the statutory liquidity ratio through a portfolio of government of India securities that we actively manage to optimize the yield and benefit from price movements. Further, as a prudent liquidity management strategy, we generally maintain excess investments in securities eligible for classification under the statutory liquidity ratio requirement. We are also required to maintain a liquidity coverage ratio, as required under Basel III, both on a standalone basis and at the consolidated group level. The minimum requirement is 90.0% since January 1, 2018 and is scheduled to increase to 100.0% from January 1, 2019. The liquidity coverage ratio requirement is met by investment in high quality liquid assets which are primarily in the form of government securities and better-rated corporate bonds. During fiscal 2018, we maintained a liquidity coverage ratio on a standalone basis and at the consolidated group level above the stipulated requirements. See also “Supervision and Regulation—Legal Reserve Requirements”.

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

ICICI Bank’s domestic investment portfolio is classified into three categories —held-to-maturity, available-for-sale and held-for-trading. Investments are classified as held-to-maturity subject to the current regulation issued by the Reserve Bank of India. Investments acquired by us with the intention to trade by taking advantage of the short-term price/interest rate movements are classified as held-for trading. The investments which do not fall in the above two categories are classified as available-for-sale. Investments under the held-for-trading category should be sold within 90 days. Under each category the investments are classified under (a) government securities (b) other approved securities (c) shares (d) bonds and debentures (e) subsidiaries and joint ventures and (f) others. Investments classified under the held-to-maturity category are not marked to market and are carried at acquisition cost, unless the acquisition cost is more than the face value, in which case the premium is amortized over the period until maturity of such securities. At year-end fiscal 2018, 74.0% of ICICI Bank’s government securities portfolio was in the held-to-maturity category. Any premium over the face value of investments in government securities, classified as available-for-sale, is amortized over the period until maturity of such securities. The individual securities in the available-for-sale category are marked to market. Investments under this category are valued security-wise and depreciation/appreciation is aggregated for each classification. Net depreciation, if any, is provided for. Net appreciation, if any, is ignored. The individual securities in the held-for-trading category are accounted for in a similar manner as those in the available-for-sale category.

The following tables set forth, at the dates indicated, certain information related to our available-for-sale investments portfolio.

	At March 31, 2016
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	118,778	Rs.	2,201	Rs.	(1,102)	Rs.	119,877
Government securities		246,801		611		(23)		247,389
Other debt securities		110,434		1,436		(662)		111,208
Total debt securities		476,013		4,248		(1,787)		478,474
Equity securities		63,841		21,587		(10,860)		74,568
Other investments(1)		23,674		2,691		(409)		25,956
Total	Rs.	563,528	Rs.	28,526	Rs.	(13,056)	Rs.	578,998

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2017
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	73,836	Rs.	2,198	Rs.	(368)	Rs.	75,666
Government securities		287,716		1,137		(48)		288,805
Other debt securities		166,709		1,189		(495)		167,403
Total debt securities		528,261		4,524		(911)		531,874
Equity securities		86,066		34,703		(14,786)		105,983
Other investments(1)		68,550		13,579		(984)		81,145
Total	Rs.	682,877	Rs.	52,806	Rs.	(16,681)	Rs.	719,002

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

	At March 31, 2018
	Amortized cost		Gross unrealized gain		Gross unrealized loss		Fair value
	(in millions)
Corporate debt securities	Rs.	157,992	Rs.	1,461	Rs.	(1,664)	Rs.	157,789
Government securities		350,051		821		(716)		350,156
Other debt securities		193,298		115		(1,301)		192,112
Total debt securities		701,341		2,397		(3,681)		700,057
Equity securities		109,138		40,839		(18,615)		131,362
Other investments(1)		70,657		11,410		(4,568)		77,499
Total	Rs.	881,136	Rs.	54,646	Rs.	(26,864)	Rs.	908,918

(1)	Includes preference shares, mutual fund units, venture fund units and security receipts.

The investments in corporate debt securities increased from Rs. 73.8 billion at year-end fiscal 2017 to Rs. 158.0 billion at year-end fiscal 2018, primarily due to an increase in investment in corporate bonds and debentures by ICICI Bank. The investment in government securities increased from Rs. 287.7 billion at year-end fiscal 2017 to Rs. 350.1 billion at year-end fiscal 2018 primarily due to an increase in investment in government securities and treasury bills held by ICICI Bank and ICICI Bank UK, offset, in part, by a decrease in investment in treasury bills held by ICICI Bank Canada. Investments in other debt securities increased from Rs. 166.7 billion at year-end fiscal 2017 to Rs. 193.3 billion at year-end fiscal 2018, primarily due to an increase in investment in commercial papers and certificate of deposits, offset, in part, by a decrease in investment in pass through certificate securities, with underlying Indian receivables, by ICICI Bank. Investments in equity shares increased from Rs. 86.1 billion at year-end fiscal 2017 to Rs. 109.1 billion at year-end fiscal 2018 primarily due to an increase in the equity portfolio of ICICI Prudential Life Insurance Company, ICICI Bank and ICICI Lombard General Insurance Company. Other investments increased from Rs. 68.6 billion at year-end fiscal 2017 to Rs. 70.7 billion at year-end fiscal 2018.

Net unrealized loss on debt investments was Rs. 1.3 billion at year-end fiscal 2018 compared to net unrealized gain of Rs. 3.6 billion at year-end fiscal 2017. Net unrealized loss on corporate debt securities was Rs. 0.2 billion at year-end fiscal 2018 compared to net unrealized gain of Rs. 1.8 billion at year-end fiscal 2017. Net unrealized loss on other debt securities was Rs. 1.2 billion at year-end fiscal 2018 compared to net unrealized gain of Rs. 0.7 billion at year-end fiscal 2017. Net unrealized gain on government securities decreased from Rs. 1.1 billion at year-end fiscal 2017 to Rs. 0.1 billion at year-end fiscal 2018. The yields on the benchmark 10-year Government securities increased from 6.7% at March 31, 2017 to 7.4% at March 31, 2018. Net unrealized gain on equity securities increased from Rs. 19.9 billion at year-end fiscal 2017 to Rs. 22.2 billion at year-end fiscal 2018. The benchmark equity index, the BSE Sensex, increased by 11.3% from 29,621 at year-end fiscal 2017 to 32,969 at year-end fiscal 2018. Net unrealized gain on other investments decreased from Rs. 12.6 billion at year-end fiscal 2017 to Rs. 6.8 billion at year-end fiscal 2018 primarily due to a decrease in net unrealized gain on security receipts issued by asset reconstruction companies and net unrealized loss on preference shares in fiscal 2018 as compared to net unrealized gain in fiscal 2017.

The following table sets forth, for the periods indicated, income from available-for-sale securities.

	Year ended March 31,
	2016		2017		2018		2018
	(in millions)
Interest	Rs.	30,766	Rs.	34,736	Rs.	37,152	US$	570
Dividend		1,180		1,416		1,322		20
Total	Rs.	31,946	Rs.	36,152	Rs.	38,474	US$	590

Gross realized gain		8,413		14,489		41,715	US$	640
Gross realized loss		(4,028)		(2,721)		(3,934)		(60)
Total	Rs.	4,385	Rs.	11,768	Rs.	37,781	US$	U580

Interest and dividend income from our available-for-sale securities portfolio increased from Rs. 36.2 billion in fiscal 2017 to Rs. 38.5 billion in fiscal 2018. The net realized gain from our available-for-sale securities increased from Rs. 11.8 billion in fiscal 2017 to Rs. 37.8 billion in fiscal 2018 primarily due to gain of Rs. 17.1 billion on sale of equity shares of ICICI Lombard General Insurance Company Limited through its initial public offer.

The following table sets forth, at the date indicated, an analysis of the maturity profile of our investments in debt securities classified as available-for-sale investments, and yields thereon. This maturity profile is based on repayment dates and does not reflect re-pricing dates of floating rate investments.

	At March 31, 2018
	Up to one year			One to five years			Five to ten years			More than ten years
	Amount		Yield	Amount		Yield	Amount		Yield	Amount		Yield
	(in millions, except percentages)
Corporate debt securities	Rs.	34,558	7.3%	Rs.	92,904	7.7%	Rs.	23,867	5.2%	Rs.	6,663	9.8%
Government securities		158,964	5.6		176,703	6.9		13,605	6.5		779	7.7
Other securities		70,429	7.1		96,177	7.0		217	8.7		26,475	8.1
Total amortized cost of interest-earning securities(1)	Rs.	263,951	6.2%	Rs.	365,784	7.1%	Rs.	37,689	5.7%	Rs.	33,917	8.4%
Total fair value	Rs.	263,937		Rs.	365,073		Rs.	37,501		Rs.	33,545

(1)	Includes securities denominated in different currencies.

The amortized cost of our held-to-maturity portfolio increased from Rs. 1,223.0 billion at year-end fiscal 2017 to Rs. 1,529.4 billion at year-end fiscal 2018 primarily due to an increase in investment in government securities and corporate debt securities. Net unrealized loss on held-to-maturity portfolio was Rs. 4.3 billion at year-end fiscal 2018 compared to net unrealized gain of Rs. 34.9 billion at year-end fiscal 2017 primarily due to an increase in yield on government securities. The yield on the benchmark 10-year Government securities increased from 6.7% at March 31, 2017 to 7.4% at March 31, 2018. Interest income on held-to-maturity debt portfolio increased from Rs. 97.1 billion in fiscal 2017 to Rs. 100.5 billion in fiscal 2018 due to an increase in average investment portfolio in held-to-maturity category in fiscal 2018 as compared to fiscal 2017.

Investments in held-for-trading debt securities increased from Rs. 239.2 billion at year-end fiscal 2017 to Rs. 326.8 billion at year-end fiscal 2018 primarily due to an increase in investment in government securities, commercial papers and certificate of deposit, offset, in part, by a decrease in investment in corporate debt securities. Interest and dividend income on held-for-trading securities increased from Rs. 21.3 billion in fiscal 2017 to Rs. 22.2 billion in fiscal 2018. Net realized and unrealized loss on the held-for-trading portfolio was Rs. 1.2 billion in fiscal 2018 compared to net realized and unrealized gain of Rs. 9.1 billion in fiscal 2017 primarily due to increase in yield on government securities.

At year-end fiscal 2018, we had investments in equity shares amounting to Rs. 132.4 billion. The Reserve Bank of India restricts investments in equity securities by banks by prescribing limits linked to capital funds. See also “Supervision and Regulation—Regulations Relating to Investments and Capital Market Exposure Limits”.

In general, we pursue a strategy of active management of our long-term equity portfolio to maximize our return on investment. To reinforce compliance with the Securities and Exchange Board of India’s insider trading regulations, all dealings in our equity and debt investments in listed companies are undertaken by our treasury’s equity and corporate bonds dealing desks, which are segregated from both the other groups and desks in the treasury and from our other business groups, and which do not have access to unpublished price sensitive information about these companies that may be available to us as a lender.

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

	At March 31, 2017
	Asset backed securities (1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2017	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2017	Mark-to-market gain/ (loss) at March 31, 2017
	(Rs. in millions)
U.S.	—	—	—	762	—	—	—	762	(2)	—	(2)
Canada	—	—	—	28,268	—	—	—	28,268	(203)	450	1
Europe	—	2,782	—	1,451	—	—	—	4,233	338	0	(862)
India	—	—	—	42,500	—	—	—	42,500	(120)	(151)	(243)
Rest of Asia	—	—	—	—	—	3,306	—	3,306	(1)	—	(1)
Total portfolio	—	2,782	—	72,981	—	3,306	—	79,069	12	299	(1,107)

(1)	Includes residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities.

(2)	Includes asset backed securities and bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held-for-trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

(3)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary during fiscal 2014.

	At March 31, 2018
	Asset backed securities (1),(2)		Bonds(2),(3)		Others		Total
	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Trading	Available-for-sale and held-to-maturity	Mark-to-market gain/ (loss) in fiscal 2018	Realized gain/(loss)/ Impairment loss in income statement for fiscal 2018	Mark-to-market gain/ (loss) at March 31, 2018
	(Rs. in millions)
U.S.	—	—	—	2,284	—	—	—	2,284	(75)	12	(78)
Canada	—	—	—	28,923	—	—	—	28,923	(1)	31	—
Europe	—	3,192	—	612	—	—	—	3,804	(42)	35	(909)
India	—	—	—	35,942	—	—	—	35,942	(237)	(431)	(438)
Rest of Asia	—	—	—	323	—	4,235	—	4,558	(9)	—	(7)
Total portfolio	—	3,192	—	68,084	—	4,235	—	75,511	(364)	(353)	(1,432)

(1)	Includes residential mortgage backed securities, commercial mortgage backed securities and other asset backed securities.

(2)	Includes asset backed securities and bonds classified under loans and receivable by our UK subsidiary including those transferred in fiscal 2009 from investment to loans and receivables pursuant to Accounting Standard Board issuing amendments to FRS 26 – ‘Financial Instruments: Recognition and Measurement’ which permitted reclassification of financial assets in certain circumstances from ‘held-for-trading’ and ‘available-for-sale categories’ to the ‘loans and receivables’ category.

(3)	Includes corporate bonds classified under loans and receivables by our Canadian subsidiary in fiscal 2014.

Investments in corporate and financial sector debt securities and mortgage and asset backed securities by our overseas branches and banking subsidiaries decreased from Rs.79.1 billion at year-end fiscal 2017 to Rs. 75.5 billion at year-end fiscal 2018. At year-end fiscal 2018, our investments in Europe were Rs. 3.8 billion as compared to Rs. 4.2 billion at year-end fiscal 2017. The majority of our investments in Europe are in the United Kingdom.

The mark-to-market losses on the investment portfolio of our overseas branches and subsidiaries were Rs. 1.1 billion at year-end fiscal 2017 and Rs. 1.4 billion at year-end fiscal 2018. During fiscal 2018, there was mark-to-market loss of Rs. 0.4 billion compared to gain of Rs. 0.01 billion during fiscal 2017. Net realized gain/(loss) and impairment loss was a net loss of Rs. 0.4 billion during fiscal 2018 as compared to a net gain of Rs. 0.3 billion during fiscal 2017.

The following table sets forth a summary of the investment portfolio of our overseas branches and banking subsidiaries based on the category of investments.

	At March 31
Category	2017		2018
	(in millions)
Bonds
Banks and financial institutions	Rs.	25,086	Rs.	18,740
Corporate		47,895		49,344
Total bonds		72,981		68,084
Asset backed securities		2,782		3,192
Others(1)		3,306		4,235
Total	Rs.	79,069	Rs.	75,511

(1)	Includes investments in certificates of deposits.

Our overseas branches and banking subsidiaries’ investments in securities of banks and financial institutions are spread over a number of banks and of this the investment in the top 10 banks account for 100% of the total investments in banks and financial institutions at year-end fiscal 2018 as compared to approximately 94.6% at year-end fiscal 2017. Approximately 34.8% of our investment in securities of corporate entities was India-linked at year-end fiscal 2018 as compared to approximately 36.4% at year-end fiscal 2017.

Our overseas branches and banking subsidiaries’ total investment in asset backed securities represents less than 0.5% of our total assets at year-end fiscal 2018. The portfolio size of such securities was Rs. 3.1 billion and primarily comprised retail mortgage backed securities. The retail mortgage backed securities portfolio consists primarily of UK residential mortgage backed securities backed by prime and buy-to-let mortgages.

At year-end fiscal 2018, the fair value of investments in the government securities held by our overseas branches and banking subsidiaries was Rs. 56.0 billion, which was primarily in Canada.

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

ICICI Securities Limited

ICICI Securities Limited is engaged in investment banking, broking and financial product distribution. ICICI Securities Limited has an online trading portal called icicidirect.com. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has a subsidiary in the United States, ICICI Securities Inc., which is registered as a broker dealer with the Securities and Exchange Commission. ICICI Securities Inc., which is a member of the Financial Industry Regulatory Authority in the United States; also has a branch office in Singapore that is registered with the Monetary Authority of Singapore where it holds a capital markets services license for dealing in securities in Singapore. ICICI Securities Inc. is also registered as an international dealer in Canada in the provinces of British Columbia, Ontario and Quebec. ICICI Securities Limited (consolidated) earned a net profit of Rs. 5.6 billion in fiscal 2018 compared to a net profit of Rs. 3.4 billion in fiscal 2017. In March 2018, we sold a part of our shareholding in ICICI Securities through an offer for sale in an initial public offering of the company. ICICI Securities Limited was listed on the National Stock Exchange of India Limited and BSE Limited on April 04, 2018. After this sale, our share ownership in ICICI Securities Limited came down from 100% to approximately 79%.

ICICI Securities Primary Dealership

ICICI Securities Primary Dealership is engaged in the primary dealership of Indian government securities. It also deals in other fixed income securities. In addition to this, it has underwriting, portfolio management services and placement of debt and money market operations. ICICI Securities Primary Dealership earned a net profit of Rs. 1.1 billion in fiscal 2018 compared to a net profit of Rs. 4.1 billion in fiscal 2017. The revenues of the business are directly linked to conditions in the fixed income market.

Venture Capital and Private Equity

Our subsidiary ICICI Venture Funds Management Company Limited is a diversified specialist alternative asset manager with a presence across private equity, real estate, infrastructure and special situations. During fiscal 2018, ICICI Venture concluded five new investments involving an aggregate capital outlay of USD 254 million (including co-investments) across India Advantage Fund Series 4 and AION (a strategic partnership between ICICI Venture and Apollo Global Management in the area of special situations). ICICI Venture also concluded nine full or partial exits across various funds for an aggregate realization of USD 275 million. The final closing of the fourth private equity fund, India Advantage Fund Series 4, was concluded taking the total capital to USD 350 million (including co-investment capital). ICICI Venture also concluded the first closing of its third real estate fund, India Real Estate Investment Fund, at Rs. 3.45 billion. ICICI Venture reported a net profit of Rs. 0.11 billion in fiscal 2018 compared to a profit of Rs. 0.09 billion in fiscal 2017.

Asset Management

We provide asset management services through our subsidiary, ICICI Prudential Asset Management Company. ICICI Prudential Asset Management Company is a joint venture with Prudential PLC of the United Kingdom. We have approximately 51.0% interest in the entity. ICICI Prudential Asset Management Company also provides portfolio management services and advisory services to clients. ICICI Prudential Asset Management Company had average mutual fund assets under management of Rs. 3,057.4 billion during fiscal 2018. ICICI Prudential Asset Management Company earned a net profit of Rs. 6.3 billion during fiscal 2018 compared to a net profit of Rs. 4.8 billion in fiscal 2017.

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

In fiscal 2015, the Indian parliament approved legislation increasing the foreign shareholding limit in the insurance sector from 26.0% to 49.0%, and removing the requirement that Indian promoters of insurance companies eventually reduce their shareholding to 26.0% following the completion of 10 years of commencement of business by the insurance company. Final regulations were issued by the government of India in fiscal 2016. Subsequently, we sold approximately 6.0% stake in our life insurance subsidiary, ICICI Prudential Life Insurance Company, during fiscal 2016. In September 2016, we sold a further 12.63% out of our shareholding in ICICI Prudential Life Insurance Company through an offer for sale in an initial public offering of the company’s shares. ICICI Prudential Life Insurance Company was listed on the National Stock Exchange of India Limited and BSE Limited on September 29, 2016. In June 2018, we sold an additional 2.0% out of our shareholding in the company through an offer for sale. After these sales, our share ownership in ICICI Prudential Life Insurance Company has now decreased from approximately 74% at year-end fiscal 2015 to approximately 53% at June 30, 2018.

The Insurance Regulatory and Development Authority of India had invited six life insurance companies, including our life insurance subsidiary, to assess their interest in taking over the liabilities of policyholders along with the corresponding assets of Sahara India Life Insurance Company Limited. Our life insurance subsidiary had accordingly made a proposal and subsequently received the order from the Insurance Regulatory and

Development Authority of India to take over the life insurance portfolio of Sahara India Life Insurance Company Limited on July 28, 2017. Sahara India Life had appealed against the order and in February 2018 the Securities Appellate Tribunal dismissed the takeover order by the Insurance Regulatory and Development Authority of India.

ICICI Prudential Life Insurance Company had an overall market share of 11.8% based on retail weighted new business received premium in fiscal 2018. It also had a market share of 20.9% in the private sector based on retail weighted new business in fiscal 2018 compared to 22.3% in fiscal 2017 according to the Life Insurance Council. The total premium increased by 21.1% from Rs. 223.5 billion in fiscal 2017 to Rs. 270.7 billion in fiscal 2018. The retail renewal premium increased by 23.1% from Rs. 142.2 billion in fiscal 2017 to Rs. 175.0 billion in fiscal 2018. The retail new business premium increased from Rs. 70.7 billion in fiscal 2017 to Rs. 84.0 billion in fiscal 2018. ICICI Prudential Life Insurance Company earned a net profit of Rs. 16.2 billion during year-end fiscal 2018 compared to a net profit of Rs. 16.8 billion during year-end fiscal 2017.

In fiscal 2010, the Insurance Regulatory and Development Authority of India changed the regulations relating to unit-linked life insurance products. Subsequently, the Insurance Regulatory and Development Authority of India also issued revised regulations relating to non-linked life insurance products, which became effective during fiscal 2014. The key changes related to commissions payable to agents and distributors, lapse of policies, surrender values and minimum death benefits. As a result of these changes, the life insurance sector experienced low growth and changes in the product mix in recent years, as life insurance companies were required to modify their products and distribution strategies. While there was initially a shift in the product mix towards non-unit linked products, more recently the share of unit-linked products has increased primarily due to favorable cost structures of these products from a customer perspective, as well as improved capital market conditions. Linked products contributed to 81.9% of the annualized premium equivalent of ICICI Prudential Life Insurance Company in fiscal 2018 compared to 84.1% in fiscal 2017 and 80.8% in fiscal 2016. See also “Risk Factors—Risks Relating to Our Business—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or levels of profitability” and “Operating and Financial Review and Prospects—Segment Revenues and Assets—Life Insurance”. Further, the Insurance Regulatory and Development Authority of India has issued guidelines on bancassurance (i.e., the practice of banks selling insurance products in a marketing arrangement with insurance companies). As per the guidelines, banks can partner with three insurance companies each in life, non-life and health insurance sectors.

We also sold a 9.0% stake in our general insurance company, ICICI Lombard General Insurance Company, during fiscal 2016 to our then joint venture partner, Fairfax Financial Holdings (through its affiliate). Following the transaction, the share ownership in ICICI Lombard General Insurance Company of ICICI Bank and Fairfax Financial Holdings Limited was approximately 64% and 35%, respectively. In July 2017, Fairfax Financial Holdings (through its affiliate) sold equity shares comprising 12.18% of the issued and paid-up capital of the company to three investors. In June 2017, our Board of Directors approved the sale of a part of our shareholding in ICICI Lombard General Insurance Company Limited in an initial public offering by the company, subject to requisite approvals and market conditions. On July 3, 2017 our joint venture agreement with Fairfax Financial Holdings was terminated. In September 2017, we sold a further 7% out of our shareholding and Fairfax Financial Holdings (through its affiliate) further sold 12% of its shareholding in ICICI Lombard General Insurance Company through an offer for sale in an initial public offering of the company’s shares. ICICI Lombard General Insurance Company was listed on the National Stock Exchange of India Limited and BSE Limited on September 27, 2017. After this sale, our share ownership in ICICI Lombard General Insurance Company came down from approximately 63% to approximately 56%.

ICICI Lombard General Insurance Company’s gross direct premium income was Rs. 123.6 billion during the year ended March 31, 2018, a growth of 15.2% compared to the previous year ended March 31, 2017. ICICI Lombard General Insurance Company was the largest private general insurer with an overall industry market share of about 8.2% in gross direct premium income amongst all general insurance companies during the year ended March 31, 2018 according to General Insurance Council of India. ICICI Lombard General Insurance Company earned a net profit of Rs. 8.6 billion in fiscal 2018 compared to a net profit of Rs. 7.0 billion in fiscal 2017.

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

Our overseas branches are primarily funded by bond issuances, syndicated loans from banks, money market borrowings, inter-bank bilateral loans and borrowings from external commercial agencies. See also “Risk Factors—Risks Relating to Our Business—Our funding is primarily short-term and if depositors do not roll over deposited funds upon maturity, our business could be adversely affected”. Our subsidiary in Canada funds itself primarily through retail deposits. Our Canadian subsidiary also funds itself through securitization of insured mortgages. Our subsidiary in the United Kingdom funds itself through mix of retail and wholesale funding. Our subsidiary in the United Kingdom access wholesale funding primarily through bond issuances, syndicated loans from banks, money market borrowings, inter-bank bilateral loans and institutional deposits raised through its Germany branch.

Our deposits were 52.1% of our total liabilities at year-end fiscal 2018 compared to 52.0% of our total liabilities at year-end fiscal 2017. Our borrowings were 20.4% of our total liabilities at year-end fiscal 2018 compared to 19.1% of our total liabilities at year-end fiscal 2017. Our deposits increased by 14.3% from Rs. 5,125.9 billion at year-end fiscal 2017 to Rs. 5,858.0 billion at year-end fiscal 2018. Our borrowings increased by 21.8% from Rs. 1,882.9 billion at year-end fiscal 2017 to Rs. 2,294.0 billion at year-end fiscal 2018 primarily due to an increase in borrowings with the Reserve Bank of India under liquidity adjustment facility, refinance borrowings and foreign currency call money borrowings, offset, in part, by a decrease in foreign currency subordinated bond borrowings.

The following table sets forth, at the dates indicated, the composition of deposits by type of deposit.

	At March 31,
	2016			2017			2018
	Amount		% of total	Amount		% of total	Amount		% of total
	(in millions, except percentages)
Current account deposits	Rs.	603,389	13.4%	Rs.	767,900	15.0%	Rs.	913,654	15.6%
Savings deposits		1,444,551	32.0		1,790,098	34.9		2,092,910	35.7
Time deposits		2,462,834	54.6		2,567,875	50.1		2,851,397	48.7
Total deposits	Rs.	4,510,774	100.0%	Rs.	5,125,873	100.0%	Rs.	5,857,961	100.0%

The following table sets forth, for the periods indicated, the average volume and average cost of deposits by type of deposit.

	Year ended March 31,
	2016			2017			2018
	Amount		Cost(1)	Amount		Cost(1)	Amount		Amount		Cost(1)
	(in millions, except percentages)
Interest-bearing deposits:
Savings deposits	Rs.	1,207,983	3.8%	Rs.	1,474,489	3.8%	Rs.	1,724,268	US$	26,482	3.6%
Time deposits		2,348,344	7.4		2,546,886	6.9		2,750,981		42,251	6.4
Non-interest-bearing deposits:
Other demand deposits		384,167	—		476,799	—		563,057		8,648	—
Total deposits	Rs.	3,940,495	5.6%	Rs.	4,498,174	5.2%	Rs.	5,038,306	US$	77,381	4.7%

(1)	Represents interest expense divided by the average balances.

Our average deposits increased from Rs. 4,498.2 billion at an average cost of 5.2% in fiscal 2017 to Rs. 5,038.3 billion at an average cost of 4.7% in fiscal 2018. Our average savings deposits increased from Rs. 1,474.5 billion at an average cost of 3.8% in fiscal 2017 to Rs. 1,724.3 billion at an average cost of 3.6% in fiscal 2018. The cost of savings deposits decreased from 3.8% in fiscal 2017 to 3.6% in fiscal 2018 primarily due to a reduction of savings deposit rates by 50 basis points on deposits below Rs. 5 million by ICICI Bank. Our average time deposits increased from Rs. 2,546.9 billion at an average cost of 6.9% in fiscal 2017 to Rs. 2,751.0 billion at an average cost of 6.4% in fiscal 2018. The cost of time deposits decreased from 6.9% in fiscal 2017 to 6.4% in fiscal 2018 primarily due to a reduction of domestic term deposit rates by ICICI Bank on select maturities. The peak term deposit rate offered by the Bank for maturity of up to one year during fiscal 2018 was 6.5% compared to 7.4% during fiscal 2017. Our savings deposits include retail savings deposits accepted by ICICI Bank UK PLC. See also “Operating and Financial Review and Prospects—Financial Condition—Liabilities and Stockholders’ Equity—Deposits”.

The following table sets forth, at the date indicated, the contractual maturity profile of deposits, by type of deposit.

	At March 31, 2018
	Up to one year		After one year and within three years		After three years		Total
	(in millions)
Interest-bearing deposits:
Savings deposits	Rs.	2,092,910	Rs.	–	Rs.	–	Rs.	2,092,910
Time deposits		2,268,032		460,725		122,639		2,851,396
Non-interest-bearing deposits:
Other demand deposits		913,655		—		—		913,655
Total deposits	Rs.	5,274,597	Rs.	460,725	Rs.	122,639	Rs.	5,857,961

(1)	Savings and other demand deposits are payable on demand and hence are classified in the ‘Up to one year’ bucket.

The following table sets forth, for the periods indicated, average outstanding rupee borrowings and the percentage composition by category of borrowing. The average cost (interest expense divided by average balances) for each category of borrowings is provided in the footnotes.

	At March 31,
	2016			2017			2018
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Money market borrowings(1),(2)	Rs.	290,536	35.6%	Rs.	224,819	26.9%	Rs.	189,597	US$	2,912	21.9%
Other borrowings(3),(4)		525,375	64.4		609,683	73.1		675,922		10,381	78.1
Total	Rs.	815,911	100.0%	Rs.	834,502	100.0%	Rs.	865,519	US$	13,293	100.0%

(1)	Includes call market, refinance and transactions with the Reserve Bank of India under the liquidity adjustment facility.

(2)	With an average cost of 7.7% in fiscal 2016, 6.7% in fiscal 2017 and 6.1% in fiscal 2018.

(3)	Includes publicly and privately placed bonds, borrowings from institutions and inter-corporate deposits.

(4)	With an average cost of 11.1% in fiscal 2016, 10.1% in fiscal 2017 and 8.9% in fiscal 2018.

The following table sets forth, at the date indicated, the maturity profile of our rupee time deposits of Rs. 10 million or more.

	At March 31,
	2017		2018				% of total deposits
	(in millions, except percentages)
Less than three months	Rs.	415,568	Rs.	488,750	US$	7,507	8.3%
Above three months and less than six months		299,154		226,739		3,482	3.9
Above six months and less than 12 months		245,762		382,672		5,877	6.5
More than 12 months		75,202		104,881		1,611	1.8
Total deposits of Rs. 10 million and more	Rs.	1,035,686	Rs.	1,203,042	US$	18,477	20.5%

The following table sets forth, at the dates indicated, certain information related to short-term rupee borrowings.

	At March 31, (1)
	2016		2017		2018
	(in millions, except percentages)
Year-end balance	Rs.	248,793	Rs.	106,591	Rs.	313,595
Average balance during the year		290,536		224,819		189,597
Maximum quarter-end balance		249,200		233,533		313,595
Average interest rate during the year (2)		7.7%		6.7%		6.1%
Average interest rate at year-end (3)		7.7%		6.6%		6.2%

(1)	Short-term borrowings include borrowings in the call market, refinance, repurchase agreements and transactions with the Reserve Bank of India under the liquidity adjustment facility.

(2)	Represents the ratio of interest expense on short-term borrowings to the average balances of short-term borrowings

(3)	Represents the weighted average rate of the short-term borrowings outstanding at fiscal year-end.

Our short-term rupee borrowings increased from Rs. 106.6 billion at year-end fiscal 2017 to Rs. 313.6 billion at year-end fiscal 2018 primarily due to an increase in borrowings under liquidity adjustment facility with the Reserve Bank of India, borrowings under collateralized borrowing and lending obligations and refinance borrowing.

The following table sets forth, for the periods indicated, the average outstanding volume of foreign currency borrowings based on average balances by source and the percentage composition by source. The average cost (interest expense divided by average balances) for each source of borrowings is provided in the footnotes.

	For year ended March 31,
	2016			2017			2018
	Amount		% of total	Amount		% of total	Amount		Amount		% of total
	(in millions, except percentages)
Bond borrowings (1)	Rs.	548,838	41.0%	Rs.	558,214	43.0%	Rs.	475,562	US$	7,304	41.0%
Other borrowings (2)		789,163	59.0		739,383	57.0		683,828		10,503	59.0
Total	Rs.	1,338,001	100.0%	Rs.	1,297,597	100.0%	Rs.	1,159,390	US$	17,807	100.0%

(1)	With an average cost of 4.8% in fiscal 2016, 4.6% in fiscal 2017 and 3.9% in fiscal 2018.

(2)	With an average cost of 1.6% in fiscal 2016, 1.8% in fiscal 2017 and 2.2% in fiscal 2018.

At year-end fiscal 2018, the outstanding debt capital instruments were Rs. 331.9 billion. The outstanding debt capital instruments include debt that is classified either as Additional Tier I or Tier II capital in calculating the capital adequacy ratio as per the grandfathering rules in accordance with the Reserve Bank of India’s regulations on capital adequacy as per Basel III. See also “Supervision and Regulation—Reserve Bank of India Regulations”.

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

The key principles underlying our risk management framework are as follows:

•	The Board of Directors has oversight of all the risks assumed by us.

•	Specific committees of the Board have been constituted to facilitate focused oversight of various risks. For a discussion of these and other committees, see “Management”.

•	The Risk Committee reviews risk management policies in relation to various risks (including credit risk, market risk, liquidity risk, interest rate risk and operational risk), key risk indicators and risk profile (covering areas including credit risk, market risk, liquidity risk, operational risk, technology risk, reputation risk, compliance risk, capital at risk, management risk and group risk). The Committee reviews the stress-testing framework that includes a wide range of institution-specific and market (systemic) scenarios. The Risk Committee also assesses our capital adequacy position, based on the risk profile of our balance sheet and reviews the implementation status of capital regulations.

•	The Credit Committee reviews the credit quality of the major portfolios, developments in key industrial sectors and exposure to these sectors and exposures to large borrower groups in addition to approving certain exposures as per the credit approval authorization policy approved by the Board of Directors.

•	The Audit Committee provides direction to and monitors the quality of the compliance and internal audit function.

•	The Fraud Monitoring Committee reviews frauds above certain values, suggests corrective measures to mitigate fraud risks and monitors the efficacy of remedial actions.

•	The Information Technology Strategy Committee approves strategy for information technology and policy documents, ensures that information technology strategy is aligned with business strategy, reviews information technology risks, ensures proper balance of information technology investments for sustaining our growth, oversees the aggregate funding of information technology, ascertains if the management has resources to ensure the proper management of information technology risks and reviews contribution of information technology to our business.

•	Policies approved from time to time by the Board of Directors form the governing framework for each type of risk. The business activities are undertaken within this policy framework.

•	Independent groups and sub-groups have been constituted across our organization to facilitate independent evaluation, monitoring and reporting of various risks. These groups function independently of the business groups/sub-groups.

The risk management framework forms the basis for developing consistent risk principles across the Bank and its overseas banking subsidiaries. The Board of Directors approves the Enterprise Risk Management and Risk Appetite Framework and thresholds/limits structure under which various business lines operate.

We are primarily exposed to credit risk, market risk, liquidity risk, operational risk, technology risk and reputation risk. We have centralized groups, the Risk Management Group, the Compliance Group, the Corporate Legal Group, the Financial Crime Prevention and Reputation Risk Management Group and the Internal Audit Group with a mandate to identify, assess and monitor all of our principal risks in accordance with well-defined policies and procedures. In addition, the Credit Monitoring Group, Treasury Control and Services Group and the Operations Group monitor operational adherence to regulations, policies and internal approvals.

The Risk Management Group is further organized into the Credit Risk Management Group, Market Risk Management Group, Operational Risk Management Group and Information Technology Risk Management Group. The Risk Management Group report to the Risk Committee of the Board of Directors. The Compliance Group and the Internal Audit Group report to the Audit Committee of the Board of Directors. The Risk Management Group, Compliance and Internal Audit Groups have administrative reporting to the President - Corporate Centre. The Credit Monitoring Group, Treasury Control and Services Group and Operations Group report to an Executive Director. These groups are independent of the business units and coordinate with representatives of the business units to implement our risk management methodologies.

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

We have taken the following key measures:

•	hard limits for group and borrower exposures based on rating and track record.

•	rating based limits with respect to incremental asset origination in the corporate portfolio.

•	establishment of a separate credit monitoring group to enhance focus on monitoring of borrowers and to facilitate proactive action wherever required.

•	enhanced monitoring of retail product portfolios through periodic reviews and vintage curve analysis.

The credit committee of the Board reviews the portfolio and large exposure groups.

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

The Bank has established several levels of credit approval authorities for its corporate banking activities - the Credit Committee, the Committee of Executive Directors, the Committee of Senior Management, the Committee of Executives and Regional Committees. For certain exposures to small and medium enterprises and rural and agricultural loans under programs, approval under joint authorization framework have been established. These forums sanction programs formulated through a cluster-based approach wherein a lending program is implemented for a homogeneous group of individuals or business entities that comply with certain norms. To be eligible for funding under the programs, borrowers need to meet the stipulated credit norms and obtain a minimum score on a scoring model. We have incorporated control norms, borrower approval norms and review triggers in all such programs.

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

The Credit Risk Management Group rates proposals, carries out industry analysis, tracks the quality of the credit portfolio and reports periodically to the Credit Committee and the Risk Committee. For non-retail exposures, the Credit Monitoring Group verifies adherence to the terms of the approval prior to the commitment and disbursement of credit facilities. We also manage credit risk through various limit structures, which are in line with the Reserve Bank of India’s prudential guidelines. The Bank has set up various exposure limits, including the single borrower exposure limit, the group borrower exposure limit, the industry exposure limit, the unsecured exposure limit, and limits on exposure to sensitive sectors such as capital markets, non-banking finance companies and real estate. Rating-based thresholds, hard limits for group and borrower exposures based on rating and track record and limits on incremental sanctions have also been put in place. Limits on countries and bank counterparties have also been stipulated.

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

On our current rating scale, ratings of below BBB- (i.e., BB and B ratings) are considered to be relatively high-risk categories. Our current credit policy does not expressly provide a minimum rating required for a borrower to be considered for a loan. All corporate loan proposals with an internal rating of below BBB- are sent to our Credit Committee for its approval.

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

Our consolidated net loans to accounts internally rated below investment grade (including net non-performing and restructured loans) were Rs. 517.23 billion at year-end fiscal 2018, constituting about 9.1% of our total net loans.

Working capital loans are generally approved for a period of 12 months for facilities internally rated A- or below and 24 months for transaction for facilities internally rated A or above. At the end of the 12-month validity period, we review the loan arrangement and the credit rating of the borrower. On completion of this review, a decision is made on whether to renew the working capital loan arrangement.

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

Assessment of Corporate Finance Exposures

As part of the corporate loan approval procedures, ICICI Bank carries out a detailed analysis of funding requirements, including normal capital expenses, long-term working capital requirements and temporary imbalances in liquidity. ICICI Bank’s funding of long-term core working capital requirements is assessed on the basis, among other things, of the borrower’s present and proposed level of inventory and receivables. In case of corporate loans for other funding requirements, we undertake a detailed review of those requirements and an analysis of cash flows. Corporate finance loans are generally secured by a first charge on fixed assets, which normally consists of property, plant and equipment. We may also take as security a pledge of financial assets, such as marketable securities, and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsors’ shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. We also provide unsecured loans to higher rated, well-established corporate borrowers.

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

We have established centralized operations to manage operating risk in the various back-office processes of our retail loan business except for a few operations, which are decentralized to improve turnaround time for customers. A separate team under the Credit and Policy Group undertakes review and audits of credit quality and processes across different products. The Bank also has a debt services management group structured along various product lines and geographical locations, to manage debt recovery. The group operates under the guidelines of a standardized recovery process. A Financial Crime Prevention Group has been established as a dedicated and independent group, overseeing/handling the fraud prevention, detection, investigation, monitoring, reporting and awareness creation functions.

Assessment Procedures for Small Enterprises Loans

ICICI Bank finances small enterprises, which include individual cases and financing dealers and vendors of companies by implementing structures to enhance the base credit quality of the vendor/dealer. Small enterprise credit also includes financing extended directly to small enterprises as well as financing extended on a cluster-based approach in which credit is extended to small enterprises that have a homogeneous profile. The risk assessment of such a cluster involves the identification of appropriate credit norms for the target market, the use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises which are awarded a minimum required score in the scoring model. A detailed appraisal is performed based on the financial as well as non-financial parameters to identify the funding needs of the enterprise in all the cases. The group also finances small businesses based on analysis of the business and financials. The assessment includes a scoring model with a minimum score requirement before appraisal of these enterprises is conducted.

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

Rural and agri credit also includes financing extended on a cluster-based approach in which credit is extended to borrowers that have a homogeneous profile. The risk assessment of such a cluster involves the identification of appropriate credit norms for the target market, the use of scoring models for enterprises that satisfy these norms and a comprehensive appraisal of those enterprises which are awarded a minimum required score in the scoring model. For corporations, borrower risk is evaluated by analyzing the industry risk, the borrower’s market position, financial performance, cash flow adequacy and the quality of management. The credit risk of intermediaries (including vendors, dealers, harvester & transporter, seed organizers, micro finance institutions) and retail customers is evaluated by analyzing the base credit quality of such borrowers or the pool of borrowers and also the linkages between the borrowers and the companies to which they are supplying their produce.

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

Risk Monitoring and Portfolio Review

We monitor credit facilities through a risk-based asset review framework under which the frequency of asset review is higher for cases with higher outstanding balances and/or lower credit ratings. For corporate, small enterprises and agri-business related borrowers, the Credit Monitoring Group verifies adherence to the terms of the credit approval prior to the commitment and disbursement of credit facilities. These borrower accounts are generally reviewed at least once a year.

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

Interest rate risk is measured through earnings at risk from an earnings perspective and through duration of equity from an economic value perspective. Further, exposure to fluctuations in interest rates is also measured by way of gap analysis, providing a static view of the maturity and re-pricing characteristics of balance sheet positions. An interest rate sensitivity gap report is prepared by classifying all rate sensitive assets and rate sensitive liabilities into various time period categories according to contracted/behavioral maturities or anticipated re-pricing date. The difference in the amount of rate sensitive assets and rate sensitive liabilities maturing or being re-priced in any time period category, gives an indication of the extent of exposure to the risk of potential changes in the margins on new or re-priced assets and liabilities. We monitor interest rate risk through the above measures on a bi-monthly basis. The duration of equity and interest rate sensitivity gap statements are submitted to the Reserve Bank of India on a monthly basis. These interest rate risk limits are approved by the Board of Directors. We also monitor Greeks of our interest rate options portfolio.

ICICI Bank’s primary source of funding is deposits and, to a smaller extent, borrowings. In the rupee market, most of our deposit taking is at fixed rates of interest for fixed periods, except for savings account deposits and current account deposits, which do not have any specified maturity and can be withdrawn on demand. Current account deposits in the domestic operations are non-interest bearing. The Reserve Bank of India has deregulated interest rates on saving account deposits from October 25, 2011. The rate of interest on savings account deposits currently offered by ICICI Bank is 3.50% for end of day balance of below Rs. 5 million and 4.00% for end of day balance of Rs. 5 million and above. We usually borrow for a fixed period with a bullet repayment on maturity, with some borrowings having European call options, exercisable only on specified dates, attached to them. However, we have a mix of floating and fixed interest rate assets. Our loans are generally repaid gradually, with principal repayments being made over the life of the loan.

As required by the Reserve Bank of India guidelines effective July 1, 2010, ICICI Bank priced its loans with reference to a base rate, called the ICICI Bank Base Rate till March 31, 2016. The Asset Liability Management Committee sets the ICICI Bank Base Rate based on ICICI Bank’s current cost of funds, likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for new rupee floating rate proposals and renewal of rupee facilities till March 31, 2016 were linked to the ICICI Bank Base Rate and comprised the ICICI Bank Base Rate, transaction-specific spread and other charges. The Reserve Bank of India also stipulated that a bank’s lending rates for rupee loans cannot be lower than its base rate, except for certain categories of loans as may be specified by the Reserve Bank of India from time to time.

Based on the revised guidelines of the Reserve Bank of India, all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016 are priced with reference to a Marginal Cost of funds based Lending Rate. Banks are required to publish Marginal Cost of funds based Lending rate for various tenures such as overnight, one month, three months, six months and one year. Marginal Cost of funds based Lending Rate includes marginal cost of funds, negative carry on cash reserve ratio and operations cost and tenure premium/discount for various tenures. The Asset Liability Management Committee sets the ICICI Bank

Marginal Cost of funds based Lending Rate. As required by the Reserve Bank of India guidelines, we publish the ICICI Bank Marginal Cost of funds based Lending Rate for various tenures on a monthly basis. Pricing for floating rate approvals and renewal of rupee facilities are linked to the ICICI Bank Marginal Cost of funds based Lending Rate and comprise the ICICI Bank Marginal Cost of funds based Lending Rate and spread. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its Marginal Cost of funds based Lending Rate, except for certain exemptions. As prescribed in the Reserve Bank of India guidelines, existing borrowers will also have the option to move to the Marginal Cost of funds based Lending Rate linked loan at mutually acceptable terms. Any change in the Marginal Cost of funds based Lending Rate is generally passed on to borrowers under various facilities at different periodicity, of up to one year. All loans approved before April 1, 2016, and where the borrowers choose not to migrate to the Marginal Cost of funds based Lending Rate system, would continue to be based on the earlier benchmark rate regimes.

An internal study group report of the Reserve Bank of India dated September 25, 2017 proposed that all floating rate loans extended from April 1, 2018 be referenced to an external benchmark. The Group also suggested that the periodicity of resetting the interest rates will be once a quarter and that banks should migrate all existing lending rates to the new benchmark without any additional charges for switchover within one year from the introduction of the external benchmark. The Reserve Bank of India has yet to issue the necessary instructions/guidelines in this regard. Further, in February 2018, the Reserve Bank of India proposed to harmonize the methodology of determining benchmark rates by linking the base rate to the marginal cost based lending rate. Final instructions/guidelines in this regard are pending.

Pursuant to regulatory reserve requirements, we maintain a large part of our assets in government of India securities and in interest-free balances with the Reserve Bank of India, which are funded mainly by deposits and borrowings. This exposes us to the risk of differential movement in the yield earned on statutory reserves and the related funding cost.

We use the duration of our government securities portfolio as a key variable for interest rate risk management. We increase or decrease the duration of our government securities portfolio to increase or decrease our interest rate risk exposure. In addition, we also use interest rate derivatives to manage interest rate risk. We are an active participant in the interest rate swap market and are one of the largest counterparties in India.

Almost all foreign currency loans in the overseas branches of the Bank are floating rate loans. These loans are generally funded with foreign currency borrowings and deposits in our overseas branches. We generally convert all foreign currency borrowings into floating rate dollar liabilities through the use of interest rate and currency swaps with leading international banks. Our overseas subsidiaries in the UK and Canada have fixed rate retail term deposits and fixed/floating rate wholesale borrowings as their funding sources. They also have fixed and floating rate assets. Interest rate risk is generally managed by increasing/decreasing the duration of investments and/or by entering into interest rate derivatives whenever required.

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

The following table sets forth, at the date indicated, our asset-liability gap position.

	At March 31, 2018(1)
		Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Loans, net	Rs.	4,734,792	Rs.	894,747	Rs.	39,003	Rs.	5,668,542
Investments		658,680		1,029,530		2,033,867		3,722,077
Other assets(2)		576,982		162,803		1,020,171		1,759,956
Total assets		5,970,454		2,087,080		3,093,041		11,150,575

	At March 31, 2018(1)
		Less than or equal to one year		Greater than one year and up to five years		Greater than five years		Total
	(in millions)
Stockholders’ equity and preference share capital		—		—		1,106,297		1,106,297
Borrowings		1,159,125		780,609		354,284		2,294,018
Deposits		3,000,842		2,645,820		211,299		5,857,961
Other liabilities		3,548		—		1,980,986		1,984,534
Total liabilities		4,163,515		3,426,429		3,652,866		11,242,810
Total gap before risk management positions		1,806,938		(1,339,349)		(559,824)		(92,235)
Off-balance sheet positions(3)		(310,641)		175,751		88,058		(46,832)
Total gap after risk management positions	Rs.	1,496,297	Rs.	(1,163,598)	Rs.	(471,766)	Rs.	(139,067)

(1)	Assets and liabilities are classified into the applicable categories based on residual maturity or re-pricing whichever is earlier. Classification methodologies are generally based on Asset Liability Management Guidelines, including behavioral studies, as per local policy/regulatory norms of the entities. Items other than current and savings account deposits that neither re-price nor have a defined maturity are included in the ‘greater than five years’ category. This includes investments in the nature of equity, cash and cash equivalents and miscellaneous assets and liabilities. Fixed assets (other than leased assets) have been excluded from the above table. Current and savings account deposits are classified based on behavior study.

(2)	Includes cash and balances with the Reserve Bank of India, balances with banks and money at call and short notice and other assets.

(3)	Off-balance sheet positions comprise notional amount of derivatives, including foreign exchange forward contacts.

The following table sets forth, at the date indicated, the amount of our loans with residual maturities greater than one year that had fixed and variable interest rates.

		At March 31, 2018
	Fixed rate loans		Variable rate loans		Total
		(in millions)
Loans	Rs.	1,038,536	Rs.	2,927,371	Rs.	3,965,907

The following table sets forth, using the balance sheet at year-end fiscal 2018 as the base, one possible prediction of the impact of adverse changes in interest rates on net interest income for fiscal 2019, assuming a parallel shift in the yield curve at year-end fiscal 2018.

	At March 31, 2018
		Change in interest rates (in basis points)
		(100)		(50)	50		100
		(in millions)
Rupee portfolio	Rs.	(6,956)	Rs.	(3,478)	Rs. 3,478	Rs.	6,956
Foreign currency portfolio		216		108	(108)		(216)
Total	Rs.	(6,740)	Rs.	(3,370)	Rs. 3,370	Rs.	6,740

Based on our asset and liability position at year-end fiscal 2018, the sensitivity model shows that net interest income from the banking book for fiscal 2019 would rise by Rs. 6.7 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model shows that if interest rates decreased by 100 basis points, net interest income for fiscal 2018 would fall by an equivalent amount of Rs. 6.7 billion.

Based on our asset and liability position at year-end fiscal 2017, the sensitivity model showed that net interest income from the banking book for fiscal 2018 would rise by Rs. 9.1 billion if interest rates increased by 100 basis points. Conversely, the sensitivity model showed that if interest rates decreased by 100 basis points, net interest income for fiscal 2017 would fall by an equivalent amount of Rs. 9.1 billion.

Sensitivity analysis, which is based upon static interest rate risk profile of assets and liabilities, is used for risk management purposes only and the model above assumes that during the course of the year no other changes are made in the respective portfolios. Actual changes in net interest income will vary from the model.

Price Risk (Trading Book)

The following table sets forth, using the fixed income portfolio at year-end fiscal 2018 as the base, one possible prediction of the impact of changes in interest rates on the value of our fixed income held-for-trading portfolio, assuming a parallel shift in interest rate curve.

	At March 31, 2018
	Change in interest rates (in basis points)
	Portfolio Size		(100)		(50)		50			100
	(in millions)
Indian government securities	Rs.	165,192	Rs.	4,931	Rs.	2,479	Rs.	(2,479)	Rs.	(4,931)
Corporate debt securities		153,594		1,484		747		(747)		(1,484)
Total	Rs.	318,786	Rs.	6,415	Rs.	3,226	Rs.	(3,226)	Rs.	(6,415)

	At March 31, 2018
	Change in interest rates (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Foreign government securities	Rs.	12,567	Rs.	5	Rs.	3	Rs.	(3)	Rs.	(5)

At year-end fiscal 2018, the total value of our fixed income trading portfolio, including foreign government securities was Rs. 331.3 billion. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would fall by Rs. 6.4 billion. Conversely, if interest rates fall by 100 basis points, the value of this portfolio would rise by Rs. 6.4 billion. At year-end fiscal 2017, the total value of our fixed income trading portfolio was Rs. 219.2 billion. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would fall by Rs. 5.5 billion. Conversely, if interest rates fell by 100 basis points the value of this portfolio would rise by Rs. 5.5 billion.

The total outstanding notional principal amount of our trading interest rate derivatives portfolio increased from Rs. 5,723.5 billion at year-end fiscal 2017 to Rs. 11,470.6 billion at year-end fiscal 2018. The sensitivity model shows that if interest rates increase by 100 basis points, the value of this portfolio would fall by Rs. 47 million. The total outstanding notional principal amount of our trading currency derivatives (such as futures, options and cross currency interest rate swaps) increased from Rs. 961.9 billion at year-end fiscal 2017 to Rs. 995.8 billion at year-end fiscal 2018. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would rise by Rs. 1.7 billion. The total outstanding notional principal amount of our trading foreign exchange portfolio increased from Rs. 4,166.8 billion at year-end fiscal 2017 to Rs. 4,184.5 billion at year-end fiscal 2018. The sensitivity model showed that if interest rates increased by 100 basis points, the value of this portfolio would fall by Rs. 60 million.

Equity Risk

We assume equity risk both as part of our investment book and our trading book. At year-end fiscal 2018, we had a total equity investment portfolio of Rs. 132.4 billion, primarily comprising Rs. 28.3 billion of investments by ICICI Bank and Rs. 102.3 billion of investments by our insurance subsidiaries. Additionally, ICICI Securities and ICICI Securities Primary Dealership also have a small portfolio of equity derivatives. The equity investments of ICICI Bank include the equity portfolio of its proprietary trading group amounting to Rs. 0.6 billion and other equity investments amounting to Rs. 27.7 billion. These other equity investments are acquired primarily from loan conversion and it also includes investment in unlisted equity which are long-term in nature. We also invest in private equity and venture capital funds, primarily those managed by our subsidiary ICICI Venture Funds Management Company. These funds invest in equity and equity linked instruments. Our investments through these funds are similar in nature to our other equity investments and are subject to the same risks. In addition, they are also subject to risks in the form of changes in regulation and taxation policies applicable to such equity funds. For further information on our trading and available-for-sale investments, see “—Overview of Our Products and Services—Investment Banking—Treasury”.

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

The following table sets forth the high, low, average and period-end value-at-risk for fiscal 2018.

	High	Low	Average	At March 31, 2018
	Rs. in million
Value-at-risk	182.2	4.1	61.7	7.5

We monitor the effectiveness of the value-at-risk model by regularly back-testing its performance. Statistically, we would expect to see losses in excess of value-at-risk only 1% of the time over a one-year period. During fiscal 2018, hypothetical loss exceeded the value-at-risk estimates for one day. An analysis of this outlier revealed that the loss occurred on the day when actual movement in the stocks for the day was more than the scenario used to compute value-at-risk for the day.

The following table sets forth a comparison of the hypothetical daily profit/(loss), computed on the assumption of no intra-day trading, and value-at-risk calculated using the historical simulation model during fiscal 2018.

	Average	At March 31, 2018
	Rs. in million
Hypothetical daily profit/(loss)	2.0	8.3
Value-at-risk	61.7	7.5

The high and low hypothetical daily profit/(loss) during fiscal 2018 was Rs. 88.4 million and Rs. (107.0) million respectively.

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

Assuming 1% increase/decrease in each of the foreign currencies against the respective base currency, our exchange rate sensitivity comes to Rs. 8.1 million at year-end fiscal 2018 compared to Rs. 29 million at year-end fiscal 2017. The above numbers are without any netting benefit across base currencies. We also monitor Greeks of our currency options.

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

The following table sets forth, using our held-for-trading portfolio at year-end fiscal 2018 as the base, one possible prediction of the impact of changes in credit spreads on the value of the trading portfolio, assuming a parallel shift in credit spreads.

	At March 31, 2018
	Change in credit spread (in basis points)
	Portfolio Size		(100)		(50)		50		100
	(in millions)
Corporate debt securities	Rs.	153,594	Rs.	1,484	Rs.	747	Rs.	(747)	Rs.	(1,484)

At year-end fiscal 2018, our held-for-trading portfolio (excluding government securities) was Rs. 153.6 billion. The sensitivity model shows that if credit spreads increase by 100 basis points, the value of this portfolio would fall by Rs. 1.5 billion. Conversely, if credit spreads fall by 100 basis points, the value of this portfolio would rise by Rs. 1.5 billion. At year-end fiscal 2017, our held-for-trading portfolio (excluding government securities) was Rs. 135.6 billion. The sensitivity model showed that if credit spreads increased by 100 basis points, the value of this portfolio would fall by Rs. 2.7 billion. Conversely, if credit spreads fall by 100 basis points, the value of this portfolio would rise by Rs. 2.7 billion.

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

For our overseas branches, the Bank also has a well-defined borrowing program. In order to maximize borrowings at a reasonable cost through its branches, liquidity in different markets and currencies is targeted. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings, interbank bilateral loans and deposits, including structured deposits. The Bank also raises refinance from other banks against eligible trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. The Bank also mobilizes deposits liabilities, in accordance with the regulatory framework in place in the respective host country.

The Bank maintains prudential levels of liquid assets in the form of cash, balances with the central bank and government securities, money market and other fixed income securities. Currently, as stipulated by the regulator, banks in India are required to maintain statutory liquidity ratio at a level of 19.5% effective October 14, 2017 of their net demand and time liabilities in India and cash reserve ratio at a level of 4.0% of their net demand and time liabilities in India. The Bank generally holds additional securities over and above the stipulated level. The Bank is subject to a liquidity coverage ratio requirement in a phased manner as per the Reserve Bank of India guidelines from January 1, 2015. As per Reserve Bank of India guidelines, effective January 1, 2016, a liquidity coverage ratio is applicable to Indian banks on both a standalone basis and on a consolidated basis. Banks in India were required to maintain a liquidity coverage ratio at a minimum of 80.0% for the calendar year 2017. Effective January 1, 2018, the liquidity coverage ratio requirement increased to 90.0% for the calendar year 2018 and will increase to 100.0% from January 1, 2019. The liquidity coverage ratio requirement is met by investment in high quality liquid assets which are primarily in the form of government securities, in excess of mandatory statutory liquidity ratio and better-rated corporate bonds. Additionally, as of June 30, 2018, out of the statutory liquidity ratio requirement of 19.5% of net demand and time liabilities in India, 13% (11% in the form of facility to avail liquidity under liquidity coverage ratio and 2%

under marginal standing facility) is counted towards the high quality liquid assets under the liquidity coverage ratio. During fiscal 2018, the Bank maintained a liquidity coverage ratio above the stipulated level.

The Reserve Bank of India on May 17, 2018 issued final guidelines on the Basel III framework on liquidity standards – net stable funding ratio. This guideline is designed to reduce funding risk over a longer time horizon by requiring banks to fund their activities with sufficiently stable sources of funding in order to mitigate the risk of future funding stress. As per the guidelines, the net stable funding ratio should be equal to at least 100% on an ongoing basis and will be applicable for Indian banks at the individual as well as consolidated level. The Reserve Bank of India will communicate the implementation date of this guideline in due course.

We have a Board approved liquidity stress testing framework, under which we estimate the Bank’s liquidity position under a range of stress scenarios, and consider possible measures we could take to mitigate the outflows under each scenario. These scenarios cover bank specific, market-wide and combined stress situations and have been separately designed for the domestic and international operations of the Bank. Each scenario included in the stress-testing framework covers a time horizon of 30 days. The stress-testing framework measures the impact on profit due to liquidity outflows for each scenario, considering possible measures that we could take to mitigate the stress. The impact on profits is subject to a stress tolerance limit specified by the Board of Directors. The results of liquidity stress testing are reported to the Asset Liability Management Committee on a monthly basis. During fiscal 2018, the results of each of the stress scenarios were within the Board-approved limits.

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

The Prudential Regulation Authority issued a new policy statement on Capital Requirements Directive IV: Liquidity Requirements in June 2015, which was supplemented by supervisory statement on Prudential Regulation Authorities approach to supervising liquidity and funding risk. The new guidelines were applicable from October 1, 2015. As per the guidelines banks were required to maintain Liquidity Coverage Ratio, calculated as per the methodology provided in the Delegated Act issued by European Banking Authority in October 2014, at 80% starting October 1, 2015 as a Pillar 1 liquidity requirement. The Liquidity Coverage Ratio requirement increased to 100% from January 1, 2018 onwards from the requirement of 90% applicable during the period from January 1, 2017 to December 31, 2017. Prudential Regulation Authority has also adopted a Pillar 2 approach for Liquidity requirements, in which banks are required to hold high quality liquid assets for specified risks, which are not captured in Liquidity Coverage Ratio. During fiscal 2018, ICICI Bank UK PLC maintained Liquidity Coverage Ratio above the stipulated level and complied with Pillar 2 liquidity requirements specified by Prudential Regulation Authority.

In November 2014, The Office of Superintendent of Financial Institutions revised the Liquidity Adequacy Requirements to incorporate Liquidity Coverage Ratio requirements for banks in Canada. The requirements expect banks to have an adequate stock of unencumbered high quality liquid assets that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The standard requires that, absent a situation of financial stress, the value of the coverage ratio of high quality liquid assets to total net cash outflows be no lower than 100%. The Office of Superintendent of Financial Institutions expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy that are approved by its Board of Directors. These policies require ICICI Bank Canada to maintain a certain percentage of its customer liabilities in liquid assets and to maintain sufficient liquidity to cover net outflows in the “up to 30 days” maturity bucket. These limits are monitored at least monthly by the Asset Liability Management Committee. ICICI Bank Canada has complied with these requirements throughout fiscal 2018.

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

A brief on the management of operational controls and procedures in the various business of the Bank is summarized below:

Operational Controls and Procedures in Retail and Rural Banking

Retail banking is organized into a zonal structure and each of the zones is headed by senior officials of the Bank. There are designated products, sales, credit and operations structure for customer sourcing and servicing. The branches are supported by regional/centralized processing centers and retail asset processing centers which are designed to ensure adequate operational controls.

The Bank has put in place comprehensive operating manuals detailing procedures for the processing of various banking transactions and for the sale and servicing of third party products. Amendments to these manuals are implemented through circulars, which are accessible to branch employees on the intranet. The branches are complemented by the product and sales teams. The banking transactions relating to customer accounts are processed based on built-in system checks and authorization procedures. There are also adequate safeguards in the sale of third party products to check that the prescribed sales guidelines are adhered to. Transactions over a specified limit are subjected to enhanced scrutiny to avoid potential money laundering. The adherence to the processes and guidelines by the branches is overseen through risk monitoring, concurrent audits and internal audits.

The core banking application software has multiple security features to protect the integrity of applications and data.

The Bank’s rural and inclusive banking activities cater to the financial requirement of customers residing in rural & semi-urban locations. The service is offered through the designated branches of the Bank and there are well-defined product, sales and credit structure for customer sourcing and servicing and they are supported by regional/ centralized processing centers. In addition, there are various pre-defined tasks being performed by independent teams which review the process and service quality such as hind sighting, quality of commodities pledged, title of the land considered as collateral, etc. The Bank also facilitates the enrollment of beneficiaries under various government social schemes, including financial inclusion.

Operational Controls and Procedures in the Regional Processing Centers and Central Processing Center

The Bank has designated regional processing centers located at various cities across the country. These regional processing centers engage in activities like processing check clearing and inter-branch transactions, outstation check collections, and engage in back-office activities for account opening, renewal of deposits and salary transaction processing of corporations. There are currency chests located at 36 locations in various cities across India, which cater to the cash requirements of branches and ATMs.

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

The Bank has three central asset operation units located in Mumbai, Hyderabad and Noida. These central units support operations relating to retail asset products across the country and carry out activities like loan accounts maintenance, issuance of credit card or prepaid card, accounting and reconciliation, payouts and repayment management activities for all retail asset products.

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

Operational Controls and Procedures for Corporate and Commercial Banking

Corporate banking is also organized into a zonal structure. The front office is responsible for sourcing clients and performing a credit analysis of the proposal. The credit risk is independently evaluated by the Risk Management Group. The Bank has set-up a credit monitoring group in order to strengthen the ability to develop early warning mechanism for management and full scale monitoring across the life time of the loans. The middle office within the credit monitoring group conducts verification and scrutiny of the documents to mitigate post-approval risks. It also monitors adherence to the terms of approval by periodically publishing compliance monitoring reports. The key processes and their ownership are documented through process notes which are reviewed periodically. The back-office for corporate operations is responsible for the execution of trade finance, cash management and general banking transactions based on the requests and instructions initiated through channels including branches.

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

Operational Controls and Procedures for Internet Banking

The Bank has put in place adequate authentication and authorization controls for transactions through online/internet banking. The internet banking infrastructure is secured through the multi-layer information security controls, including firewalls, intrusion prevention systems and network level access controls. These are supplemented by periodic penetration tests, vulnerability assessments and continuous security incident monitoring of internet banking servers. In addition to login password, transactions are required to be authorized with random grid value authentication (a grid is a set of numbers printed on the reverse side of the debit card). Additionally, one-time password authentication is required in case we identify a change in the customer’s device fingerprint. The one-time password is sent to the customer’s mobile number registered with the Bank. To add a payee for transfer of funds, the customer is required to validate a unique registration number that is sent to the customer’s mobile number registered with us. Internet transactions using credit cards require additional one-time password authentication besides other authentications present on the card. Alerts are also sent to the customer for every internet-based transaction.

The Bank has put in place adequate authentication and authorization controls for transactions through iMobile application. The iMobile infrastructure is secured through the multi-layer information security controls, including HTTPS/TLS encryption throughout the session, details stored in encrypted DB format. These are supplemented by periodic security audits, application penetration tests, security vulnerability test and network penetration/ application spoofing test. Customers can activate the iMobile app only on their registered mobile number. We also have SUSD (Single User Single Device) in place, where a customer can download the app only on one handset at a time. At the time of activation, UserID-Password or MPIN and grid card authentication is taken as two factor authentication. For transactions, UserID-Password or MPIN and device id is taken as two factor authentication. To add a payee for transfer of funds, the customer is required to validate a unique registration number that is sent to the customer’s mobile number registered with us. Alerts are also sent to the customer for every internet-based transaction.

To create awareness among customers about phishing, vishing and other internet-related frauds, we regularly send communications to customers.

Information technology risk

The cyber security threat landscape for banks and financial institutions globally is constantly evolving and threats such as phishing, distributed denial of service attacks (DDoS) attacks, leakage of sensitive data, malware, ransomware and exploitation of ATM vulnerabilities or vulnerabilities in systems provided to banks by software vendors are currently prevalent across the world.

The Bank has a governance framework for information security with oversight from the Information Technology Strategy Committee which is a Board-level Committee chaired by an Independent Director. The security strategy at the Bank is based on the principle of defense in depth and the IT risk framework of the Bank enunciates three lines of defense with clearly defined roles and responsibilities. The Bank has dedicated units responsible for information security and financial crime prevention, which are independent of the business units. In the endeavor towards providing high availability and continuity of services to its customers, including high availability of customer facing IT systems, the Bank has a Board-approved Business Contingency Plan which includes plans for recovery of its IT systems in the event of any disaster or contingency. In addition to the Information Security Policy, the Bank also has a Board approved Cyber Security Policy which incorporates a cyber-crisis management plan. The Bank also conducts vulnerability assessment and penetration testing periodically to mitigate the risk that may arise from security vulnerabilities.

The IT systems of the Bank are continuously monitored by dedicated teams such as the IT Command Center (which includes Network Operation Center) and the Security Operations Center. The Bank has laid down processes for change management, identify management, access management and security operations and these processes are periodically reviewed and refined to keep them abreast of emerging risks and to implement commensurate controls to mitigate such risks. The Bank has the appropriate cyber insurance policy to mitigate the financial risk arising out of various cyber security related incidents.

See also “Risk Factors—Risks Relating to Our Business—We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure”.

Anti-Money Laundering Controls

The Bank has implemented Know Your Customer/Anti-Money Laundering/Combating of Financing of Terrorism guidelines in accordance with the provisions under Prevention of Money Laundering Act, 2002, rules promulgated thereunder and guidelines issued by the regulators from time to time.

Implementation of these guidelines includes the formulation of a Group Anti-money Laundering Policy with the approval of the Board of Directors of the Bank which also covers the overseas branches; oversight by the Audit Committee on the implementation of the Anti-Money Laundering framework; appointment of a senior level officer as the principal officer who has the day-to-day responsibility for implementation of the anti-money laundering framework; implementation of adequate Know Your Customer procedures based on risk categorization of customer segments, screening of names of customers with negative lists issued by the regulators and customer risk categorization for classifying the customers as high, medium and low risk; risk-based transaction monitoring and regulatory reporting procedures through automated applications; implementing appropriate mechanisms to train employees’ and to creating customer awareness on this subject.

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

Our life insurance subsidiary has implemented Know-Your-Customer/Anti-Money Laundering/Combating of Financing of Terrorism guidelines issued according to the Prevention of Money Laundering Act, 2002 and guidelines issued by Insurance Regulatory and Development Authority of India from time to time. An Anti-Money Laundering/Combating of Financing of Terrorism Policy has been approved by the Board of Directors of the life insurance subsidiary. The policy is also in accordance with the Group Anti-Money-Laundering policy and includes oversight by the Audit Committee on the implementation of the anti-money laundering framework. It provides for appointment of a senior level officer as the principal officer who, has the responsibility for overseeing compliance with the obligations imposed under of the Prevention of Money Laundering Act, 2002 and the rules made thereunder.

Following the release on the internet of videos in March-April 2013 forming part of a sting operation on banks and insurance companies in India, that purported to show the Bank’s frontline branch employees engaging in conversations that would violate the Group Code of Business Conduct and Ethics and could have, if any transactions had been consummated, led to violations of anti-money laundering and know your customer norms, the Reserve Bank of India undertook investigations at ICICI Bank and over 30 other banks in India. While the Reserve Bank of India’s investigations did not reveal any prima facie evidence of money laundering, the Reserve Bank of India had imposed an aggregate penalty of Rs. 665 million (US$ 11 million) on 31 Indian banks, including Rs. 10 million (US$ 0.2 million) on ICICI Bank, for instances of violation of applicable regulations, which we have paid. A penalty of Rs. 1.4 million was also imposed on the Bank in February 2015 by the Financial Intelligence Unit, India for failure in reporting the attempted suspicious transactions to which the above sting operations pertained. The Bank had filed an appeal against the Financial Intelligence Unit, India with the Appellate Tribunal. In June 2017, the Appellate Tribunal ruled that the penalty was not sustainable. The Tribunal asked the appellant banks to be careful and report such matters in future. See also “—Risk Management—Anti-Money Laundering Controls”.

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

In November 2017, an overseas regulator imposed a total sum of approximately US$ 0.59 million for non-adherence of rules under anti-money laundering regulations at one of ICICI Bank’s overseas branches, resulting from a regulatory inspection conducted in 2013 and pursuant to a consultant’s review of records, relating to the period of May 2012 to April 2014. There were no dealings with sanctioned entities and the remediation primarily required improvement to the branch’s anti-money laundering/combating of financing of terrorism controls, which has since been undertaken. The local regulator in that jurisdiction has also acknowledged the efforts undertaken by the branch in addressing the issues identified in these reports.

In December 2017, the Bank received three notices from Unique Identification Authority of India for non-compliance of guidelines under Aadhaar (Authentication) Regulations, 2016. The key non-compliance stated in the notices included obtaining universal consent from customers for use of Aadhaar details of customers to authenticate the customer with Unique Identification Authority of India in respect of all products and services offered by its Group companies even if these products and services are not availed/intended to be availed by the customers, sharing of Aadhaar details between the Bank and the group companies, overwriting of customers’ previous bank account with ICICI Bank which results in transfer of various Aadhaar linked subsidies to the customer’s account with the Bank, and non-conformity with standard application programming interfaces and specifications laid down by Unique Identification Authority of India and Aadhaar (Authentication) Regulations, 2016. The Bank has since responded to the notices and is awaiting further communication from Unique Identification Authority of India in this regard.

See also “Risk Factors—Risks Relating to Our Business—The enhanced supervisory and compliance environment in the financial sector increases the risk of regulatory action, whether formal or informal. Following the financial crisis, regulators are increasingly viewing us, as well as other financial institutions, as presenting a higher risk profile than in the past” and “Risk Factors—Risks Relating to Our Business—Negative publicity could damage our reputation and adversely impact our business and financial results and the prices of our equity shares and ADS.”.

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

The Reserve Bank of India requires banks to have a process of concurrent audits at business groups dealing with treasury functions, branches handling large volumes, to cover a minimum of 50.0% of credit, deposits and other risk exposures of the Bank, head office functions and information technology data centers. In compliance with the requirements, the Internal Audit Group has formulated a strategy for concurrent audits at treasury related functions and at select branches. Concurrent audits are also carried out at centralized and regional processing centers and at centralized operations units with a focus on areas that are identified as needing transaction testing and also to test the existence of and adherence to internal controls. The information technology data center and some of the head office functions are also under purview of concurrent audit. The details of the concurrent audit coverage are outlined in the annual risk based audit plan.

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

Legal and Regulatory Risk

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. The uncertainty of the enforceability of the obligations of our customers and counter-parties, including the foreclosure on collateral, creates legal risk. Changes in laws and regulations could adversely affect us. Legal risk is higher in new areas of business where the law is often untested by the courts. We seek to minimize legal risk by using stringent legal documentation, employing procedures designed to ensure that transactions are properly authorized and consulting internal and external legal advisors. See also “Risk Factors—Risks Relating to Our Business— We are involved in various litigations. Any final judgment awarding material damages against us could have a material adverse impact on our future financial performance and our stockholders’ equity”, “Risk Factors—Risks relating to Our Business—The regulatory environment for financial institutions is facing unprecedented change in the post-financial crisis environment”, and “—Legal and Regulatory Proceedings”.

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

Risk Management in Key Subsidiaries

ICICI Bank UK PLC

The key material risks to which ICICI Bank UK is exposed to include credit risk (including concentration risk and political risk), market risk (including interest rate and credit spread risks), liquidity risk and operational risk (including compliance, legal risk and conduct risks).

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

All credit risk related issues are governed by ICICI Bank UK’s Credit Risk Management Policy. ICICI Bank UK takes a two-tier approach to assessment of credit risk. The first review is carried out by the commercial officer proposing the transaction and the second review comprises of an independent review and assessment by an officer from the risk team. Credit risk is also managed at the portfolio level by monitoring the key parameters of risk concentration such as industry exposures, country exposures, rating category based exposures, product specific exposures and large exposures.

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

ICICI Bank Canada

ICICI Bank Canada is primarily exposed to credit risk, market risk (including interest and liquidity risks), operational risk, compliance and reputation risk. ICICI Bank Canada has developed a risk management framework designed to ensure that the risks are identified, measured and monitored effectively. The framework also requires the establishment of policies and procedures to monitor and mitigate the risks.

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

ICICI Securities Primary Dealership has an internal Risk Management Committee which is chaired by an Independent Director and comprises members of its Board of Directors. The Risk Management Committee is responsible for analyzing and monitoring the risks associated with the different business activities of ICICI Securities Primary Dealership and overseeing adherence to the risk and investment limits set by its Board of Directors.

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

The Executive Risk Committee, which comprises senior management, is responsible for assisting the Board and the Board Risk Management Committee in their risk management duties by guiding, coordinating and overseeing compliance with the risk management policies and, in particular, is responsible for the approval of all new products launched by ICICI Prudential Life Insurance Company.

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

Controls and Procedures

We have carried out an evaluation under the supervision and with the participation of management, including the Chief Operating Officer and the Chief Financial Officer, of the effectiveness of our disclosure controls and procedures as defined in Rule 13a-15(e) of the Securities Exchange Act at year-end fiscal 2018.

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

Management’s Report on Internal Control Over Financial Reporting

Our management is responsible for establishing and maintaining adequate internal control over financial reporting (as defined in Rule 13a-15(f) of the Securities Exchange Act). Our internal control system has been designed to provide reasonable assurance regarding the reliability of financial reporting and preparation and fair presentation of our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation, stockholders’ equity reconciliation and other disclosures as required by U.S Securities and Exchange Commission and applicable GAAP.

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

Management assessed the effectiveness of internal control over financial reporting at year-end fiscal 2018 based on criteria set by the Committee of Sponsoring Organizations of the Treadway Commission in Internal Control-Integrated Framework (2013). Based on the assessment, management concluded that our internal control over financial reporting was effective at year-end fiscal 2018. Effectiveness of our internal control over financial reporting at year-end fiscal 2018 has been audited by KPMG, an independent registered public accounting firm, as stated in their attestation report, which is included herein. See also “—Legal and Regulatory Proceedings”.

Change in Internal Control Over Financial Reporting

No change in our internal control over financial reporting occurred during the period covered by this annual report that has materially affected or is reasonably likely to materially affect our internal control over financial reporting.

Loan Portfolio

Our gross loan portfolio increased by 11.0% from Rs. 5,353.2 billion at year-end fiscal 2017 to Rs. 5,944.3 billion at year-end fiscal 2018. At year-end fiscal 2018, approximately 79.2% of our gross loans were rupee loans.

Loan Portfolio by Categories

The following table sets forth, at the dates indicated, our gross rupee and foreign currency loans by business category.

		At March 31,
		2014	2015		2016		2017		2018		2018
		(in millions)
Consumer loans and credit card receivables(1)	Rs.	1,470,783	Rs.	1,762,154	Rs.	2,153,561	Rs.	2,446,478	Rs.	2,924,289	US$	44,913
Rupee		1,251,032		1,534,281		1,895,734		2,259,184		2,735,592		42,015
Foreign currency(2)		219,751		227,873		257,827		187,294		188,697		2,898
Commercial(3)		2,494,150		2,745,376		2,944,355		2,906,744		3,018,836		46,366
Rupee		1,310,457		1,493,578		1,631,734		1,729,028		1,971,895		30,286
Foreign currency		1,183,693		1,251,798		1,312,621		1,177,666		1,046,941		16,080
Lease financing		—		—		—		—		1,137		17
Rupee		—		—		—		—		—		—
Foreign currency		—		—		—		—		1,137		17
Gross loans		3,964,933		4,507,530		5,097,916		5,353,222		5,944,262		91,296
Rupee		2,561,488		3,027,859		3,527,468		3,988,261		4,707,487		72,301
Foreign currency		1,403,445		1,479,671		1,570,448		1,364,961		1,236,775		18,995
Total gross loans		3,964,933		4,507,530		5,097,916		5,353,222		5,944,262		91,296

	At March 31,
	2014		2015		2016		2017		2018		2018
	(in millions)
Allowance for loan losses		(91,515)		(122,629)		(160,625)		(200,049)		(275,720)		(4,235)
Net loans	Rs.	3,873,418	Rs.	4,384,901	Rs.	4,937,291	Rs.	5,153,173	Rs.	5,668,542	US$	87,061

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(2)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 15.5 billion at year-end fiscal 2018.

(3)	Includes builder financing and dealer financing.

Our gross rupee loans increased from Rs. 3,988.3 billion constituting 74.5% of our total gross loans at year-end fiscal 2017 to Rs. 4,707.5 billion constituting 79.2% of our total gross loans at year-end fiscal 2018 primarily due to an increase in consumer loans and credit card receivables. Our gross foreign currency loans decreased from Rs. 1,365.0 billion, constituting 25.5% of our total gross loans at year-end fiscal 2017 to Rs. 1,236.8 billion, constituting 20.8% of our total gross loans at year-end fiscal 2018 primarily due to repayments/prepayments of loans in our foreign branches. See also “Operating and Financial Review and Prospects—Financial Condition—Assets—Advances”.

At year-end fiscal 2018, we did not have outstanding cross-border loans (defined as loans made to borrowers outside of India) exceeding 1.0% of our assets in any country except Canada, which were between approximately 2.0% to 2.5% of our assets. We had outstanding cross-border loans to U.S., United Arab Emirates and United Kingdom borrowers amounting to between 0.5% and 1.0% of our assets.

Collateral —Completion, Perfection and Enforcement

Our loan portfolio largely consists of project and corporate finance and working capital loans to corporate borrowers, loans to retail customers, including home loans, automobile loans, commercial business loans, personal loans and credit card receivables and agricultural financing. In general, other than personal loans, credit card receivables and some forms of corporate and agricultural financing, which are unsecured, we stipulate that the loans should be collateralized at the time of loan origination. However, it should be noted that obstacles within the Indian legal system can create delays in enforcing collateral. See “Risk Factors—Risks Relating to Our Business— Our level of non-performing assets is elevated, and if the level of non-performing assets is elevated, and if the level of our non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer”. In India, there are no regulations stipulating loan-to-collateral limits, except in the case of home loans and loan against gold ornaments and jewelry. The Reserve Bank of India, through a guideline has capped the loan-to-value ratio at 90% for home loans up to Rs. 3.0 million, at 80% for home loans between Rs. 3.0 million and Rs. 7.5 million and at 75% for home loans above Rs 7.5 million. Further, the Reserve Bank of India, through a guideline has capped the loan-to-value ratio at 75% for non-agricultural loans secured by gold ornaments and jewelry.

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

Commercial loans

The Bank generally requires collateral at origination for commercial loans. The collateral for project and other corporate loans are usually immovable assets, which are typically mortgaged in the Bank’s favor, or movable assets, which are typically hypothecated in the Bank’s favor. These security interests must be perfected by the registration of these interests within time limits stipulated under the Companies Act with the Registrar of Companies pursuant to the provisions of the Companies Act when borrowers are constituted as companies. This registration amounts to a constructive public notice to other business entities of the security interests created by such companies. Prior to creation of security interests on all assets, which are not stock-in-trade for the company, a no-objection certificate from the income tax authorities is required to create a charge on the asset. We may also take security of a pledge of financial assets like marketable securities (for which perfection of security interests by registration with the Registrar of Companies is not mandatory for companies under the Companies Act), and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsor shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have a top-up mechanism based on price triggers. We also provide unsecured loans to higher rated, well-established corporate borrowers. See also “Risk Factors—Risks Relating to Our Business—The value of our collateral may decrease or we may experience delays in enforcing our collateral when borrowers default on their obligations to us which may result in failure to recover the expected value of collateral security exposing us to a potential loss”.

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

The Insolvency and Bankruptcy Code, 2016, enacted in May 2016, provides for a time-bound revival and rehabilitation mechanism to resolve stressed assets. In June 2017, the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed borrowers. In August 2017, the Reserve Bank of India identified additional borrowers and directed banks to initiate an insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan was not implemented by December 13, 2017. The banks have referred several of these accounts to the National Company Law Tribunal under the Insolvency and Bankruptcy Code during fiscal 2018. Further, the Reserve Bank of India has introduced a new framework for the resolution of stressed assets in February 2018 by which banks are required to implement a resolution plan within 180 days in respect of any overdue account where aggregate exposure of the lenders is Rs. 20.0 billion or more, and failing which the borrower would have to be referred for resolution under the Insolvency and Bankruptcy Code. The process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving with periodic amendments being incorporated in the framework through both legislation and judicial decisions. If resolution of one or more of these borrowers is not achieved and they go into liquidation, the market value of the collateral may come down. See also “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks—Insolvency and Bankruptcy Code, 2016”.

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

Pursuant to the guidelines of the Reserve Bank of India, credit exposure of banks to an individual borrower generally must not exceed 15.0% of our capital funds, unless the exposure is in respect of an infrastructure project. Capital funds comprise Tier 1 and Tier 2 capital calculated pursuant to the guidelines of the Reserve Bank of India, under Indian GAAP. Credit exposure to individual borrowers may exceed the exposure norm of 15.0% of our capital funds by an additional 5.0% (i.e. the aggregate exposure can be 20.0%) provided the additional credit exposure is on account of infrastructure financing. Our exposure to a group of companies under the same management control generally must not exceed 40.0% of our capital funds unless the exposure is in respect of an infrastructure project. The exposure to a group of companies under the same management control, including exposure to infrastructure projects, may be up to 50.0% of our capital funds. Banks may, in exceptional circumstances, with the approval of their Boards, enhance the exposure by 5.0% of capital funds (i.e., the aggregate exposure can be 20.0% of capital funds for an individual borrower and the aggregate exposure can be 45.0% of capital funds for a group of companies under the same management), making appropriate disclosures in their annual reports. Exposure for funded and non-funded credit facilities is calculated as the total committed amount or the outstanding amount whichever is higher (for term loans, as the sum of undisbursed commitments and the outstanding amount). Investment exposure is considered at book value. At year-end fiscal 2018, we were in compliance with these guidelines.

In addition, the Bank has strengthened its framework for managing concentration risk with respect to single borrower and group exposures, based on the internal rating and track record. The group exposure limits for lower rated borrowers and groups are substantially lower than the regulatory limits.

At year-end fiscal 2018, our largest non-bank borrower accounted for approximately 11.7% of our capital funds. The largest group of companies under the same management control accounted for approximately 22.9% of our capital funds.

The following table sets forth, at the dates indicated, the composition of our gross advances.

	At March 31,
	2014			2015			2016			2017			2018
	Amount		As a %	Amount		As a %	Amount		As a %	Amount		As a %	Amount		Amount		As a %
	(in millions, except percentages)
Retail finance(1), (2)	Rs.	1,621,267	40.9%	Rs.	1,956,857	43.4%	Rs.	2,385,701	46.8%	Rs.	2,689,642	50.2%	Rs.	3,207,922	US$	49,269	54.0%
Services —finance		127,735	3.2		146,879	3.2		161,303	3.2		273,163	5.1		343,526		5,276	5.8
Power		237,912	6.0		260,204	5.8		283,433	5.6		311,902	5.8		287,473		4,415	4.8
Services —non finance		266,016	6.7		286,844	6.4		280,733	5.5		233,575	4.4		231,881		3,561	3.9
Roads, port, telecom, urban development & other infrastructure		271,869	6.9		260,526	5.8		285,898	5.6		239,522	4.5		217,537		3,341	3.7
Iron/steel and products		200,754	5.1		233,712	5.2		270,478	5.3		249,504	4.7		212,233		3,260	3.6
Wholesale/retail trade		83,757	2.1		137,036	3.0		148,575	2.9		133,313	2.5		146,023		2,243	2.5
Crude petroleum/refining & petrochemicals		127,887	3.2		140,852	3.1		104,531	2.1		86,852	1.6		142,451		2,188	2.4
Construction		89,316	2.3		107,610	2.4		114,625	2.2		107,309	2.0		127,371		1,956	2.1
Mining		65,455	1.7		80,037	1.8		82,896	1.6		110,157	2.1		106,257		1,632	1.8
Electronics & engineering		96,717	2.4		81,599	1.8		82,453	1.6		100,167	1.9		103,420		1,588	1.7
Food & beverages		82,020	2.1		77,592	1.7		83,094	1.6		88,356	1.7		77,305		1,187	1.3
Chemicals and fertilizers		38,299	1.0		31,254	0.7		44,775	0.9		55,473	1.0		64,493		991	1.1
Cement		79,019	2.0		92,581	2.1		85,988	1.7		76,091	1.4		63,074		969	1.1
Metal & products (excluding iron & steel)		93,121	2.3		112,766	2.5		118,213	2.3		98,176	1.8		55,678		855	0.9
Gems & jewelry		44,845	1.1		45,047	1.0		51,516	1.0		45,254	0.8		44,019		676	0.7
Textile		30,628	0.8		26,449	0.6		32,688	0.6		29,955	0.6		33,433		513	0.6
Shipping		59,459	1.5		67,480	1.5		61,660	1.2		31,562	0.6		26,353		405	0.4
Others(3)		348,857	8.8		362,205	8.0		419,356	8.3		393,249	7.6		453,814		6,970	7.6
Gross loans		3,964,933	100.0%		4,507,530	100.0%		5,097,916	100.0%		5,353,222	100.0%		5,944,262		91,296	100.0%
Allowance for loan losses		(91,515)			(122,629)			(160,625)			(200,049)			(275,720)		(4,235)
Net loans	Rs.	3,873,418		Rs.	4,384,901		Rs.	4,937,291		Rs.	5,153,173		Rs.	5,668,542	US$	87,061

(1)	Includes home loans, automobile loans, commercial business loans, dealer financing and small ticket loans to small businesses, personal loans, credit cards, rural loans and loans against securities.

(2)	Includes loans against foreign currency non-resident (bank) deposits of Rs. 15.5 billion at March 31, 2018.

(3)	Primarily include developer financing portfolio, manufacturing products (excluding metal), automobiles, drugs and pharmaceuticals and fast moving consumer goods.

Our gross loan portfolio increased by 11.0% from Rs. 5,353.2 billion at year-ended fiscal 2017 to Rs. 5,944.3 billion at year-ended fiscal 2018. Retail finance increased from 50.2% of gross loans at year-end fiscal 2017 to 54.0% of gross loans at year-end fiscal 2018. Further, non-retail finance advances increased primarily due to an increase in advances to the services-finance sector by Rs. 70.4 billion and the crude petroleum/refining & petrochemicals by Rs. 55.6 billion, offset, in part, by a decrease in advances to the metal & products (excluding iron & steel) sector by Rs. 42.5 billion, iron/steel and products sector by Rs. 37.3 billion and power sector by Rs. 24.4 billion. The net increase in advances to services-finance and the crude petroleum/refining & petrochemicals in fiscal 2018 was primarily to the higher rated borrowers based on the Bank’s internal ratings.

At year-end fiscal 2018, our 20 largest borrowers accounted for approximately 9.5% of our gross loan portfolio, with the largest borrower accounting for approximately 1.1% of our gross loan portfolio. The largest group of companies under the same management control accounted for approximately 1.7% of our gross loan portfolio.

Geographic Diversity

Our portfolios are geographically diversified. The state of Maharashtra accounted for the largest proportion of our domestic gross loans outstanding at year-end fiscal 2018.

Directed Lending

The Reserve Bank of India requires banks to lend to certain sectors of the economy. Such directed lending comprises priority sector lending and export credit.

Priority Sector Lending

The Reserve Bank of India guidelines on priority sector lending require banks to lend 40.0% of their adjusted net bank credit, to fund certain types of activities carried out by specified borrowers. The definition of adjusted net bank credit includes bank credit in India adjusted by bills rediscounted with the Reserve Bank of

India and other approved financial institutions and certain investments including priority sector lending certificates and investments in Rural Infrastructure Development Fund and other specified funds on account of priority sector shortfall and is computed with reference to the outstanding amount at corresponding date of the preceding year as prescribed by the Reserve Bank of India guidelines ‘Master Direction – Priority Sector Lending – Targets and Classification’. Further the Reserve Bank of India allow exclusion from adjusted net bank credit for loans extended in India against incremental foreign currency non-resident (bank)/non-resident external deposits during specified period and funds raised by way of the issue of long-term bonds for financing infrastructure and low-cost housing subject to certain limit.

As prescribed by the Reserve Bank of India’s Master Direction on “Priority Sector Lending - Targets and Classification” dated July 7, 2016, the priority sectors include the agricultural sector, food and agri-based industries, small, micro and medium enterprises, education, housing, social infrastructure, renewable energy and export credit. The overall target for priority sector lending would be 40% of the adjusted net bank credit, out of which banks are required to lend a minimum of 18.0% to the agriculture sector. Sub-targets of 8.0% for lending to small & marginal farmers (out of agriculture) and 7.5% lending target to micro-enterprises were introduced. The Reserve Bank of India has directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India has set a target of 11.8% of adjusted net bank credit for this purpose for fiscal 2018. Banks are also required to lend 10.0% of their adjusted net bank credit, to certain borrowers under the “weaker section” category. The Reserve Bank of India has also directed banks to maintain lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines. Priority sector lending achievement would be evaluated on a quarterly average basis from fiscal 2017 instead of only at the year-end.

ICICI Bank is required to comply with the priority sector lending requirements prescribed by the Reserve Bank of India from time to time. The shortfall in the amount required to be lent to the priority sectors and weaker sections may be required to be deposited in funds with government sponsored Indian development banks like the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India, the National Housing Bank, the MUDRA Limited and other financial institutions as decided by the Reserve Bank of India from time to time based on the allocations made by the Reserve Bank of India. These deposits have a maturity of up to seven years and carry interest rates lower than market rates. At year-end fiscal 2018, our total investment in such funds was Rs. 269.3 billion, which was fully eligible for consideration in overall priority sector achievement.

As prescribed in the Reserve Bank of India guideline, the Bank’s priority sector lending achievement is computed on quarterly average basis from fiscal 2017 onwards. Total priority sector lending for fiscal 2018 was Rs. 1,500.8 billion constituting 37.7% (Rs. 1,399.4 billion constituting 39.9% for fiscal 2017) of adjusted net bank credit against the requirement of 40.0% of adjusted net bank credit. The average lending to agriculture sector for fiscal 2018 was Rs. 587.6 billion constituting 14.8% (Rs. 547.4 billion constituting 15.6% for fiscal 2017) of adjusted net bank credit against the requirement of 18.0% of adjusted net bank credit. The average advance to weaker sections for fiscal 2018 was Rs. 246.6 billion constituting 6.2% (Rs. 220.9 billion constituting 6.3% for fiscal 2017) of adjusted net bank credit against the requirement of 10.0% of adjusted net bank credit. The average lending to small and marginal farmers for fiscal 2018 was Rs. 170.7 billion constituting 4.3% (Rs. 142.2 billion constituting 4.1% for fiscal 2017) of adjusted net bank credit against the requirement of 8.0% of adjusted net bank credit. The average lending to micro enterprises was Rs. 266.3 billion constituting 6.7% (Rs. 241.2 billion constituting 6.9% for fiscal 2017) of adjusted net bank credit against the requirement of 7.5% of adjusted net bank credit. The average lending to non-corporate farmers was Rs. 352.0 billion constituting 8.9% (Rs. 300.9 billion constituting 8.6% for fiscal 2017) of adjusted net bank credit against the requirement of 11.8% of adjusted net bank credit. See also “Supervision and Regulation—Directed Lending—Priority Sector Lending”.

The following table sets forth ICICI Bank’s average priority sector loans, classified by the type of borrower

	for the fiscal 2018
	Amount				% of total priority sector lending	% of adjusted net bank credit
		(in billion, except percentages)
Agricultural sector	Rs.	587.6	US$	9	39.2%	14.8%

	for the fiscal 2018
	Amount				% of total priority sector lending	% of adjusted net bank credit
		(in billion, except percentages)
Micro, small and medium enterprises		605.9		9	40.4	15.2
Others		307.3		5	20.4	7.7
Total	Rs.	1,500.8	US$	23	100.0%	37.7%

	for the fiscal 2017
	Amount				% of total priority sector lending	% of adjusted net bank credit
		(in billion, except percentages)
Agricultural sector	Rs.	547.4	US$	8	39.1%	15.6%
Micro, small and medium enterprises		538.2		8	38.5	15.4
Others		313.8		5	22.4	8.9
Total	Rs.	1,399.4	US$	21	100.0%	39.9%

Export Credit

The Reserve Bank of India also requires banks to make loans to exporters at concessional interest rates, as part of directed lending. Export credit is provided for pre-shipment and post-shipment requirements of exporter borrowers in rupees and foreign currencies. At least 12.0% of a bank’s adjusted net bank credit is required to be in the form of export credit. This requirement is in addition to the priority sector lending requirement but credits extended to exporters that are small scale industries or small businesses may also meet part of the priority sector lending requirement. The Reserve Bank of India provides export refinancing to banks for an eligible portion of total outstanding export loans in rupees in line with the current Reserve Bank of India guidelines in India as amended from time to time. The interest income earned on export credits is supplemented through fees and commissions earned from these exporter customers from other fee-based products and services taken by them from us, such as foreign exchange products and bill handling. At March 31, 2018, ICICI Bank’s export credit was Rs. 49.5 billion, which amounted to 1.2% of the Bank’s adjusted net bank credit.

Loan Pricing

As required by the Reserve Bank of India guidelines effective July 1, 2010, ICICI Bank priced its loans with reference to a base rate, called the ICICI Bank Base Rate till March 31, 2016. The Asset Liability Management Committee sets the ICICI Bank Base Rate based on ICICI Bank’s current cost of funds, likely changes in the Bank’s cost of funds, market rates, interest rate outlook and other systemic factors. Pricing for new rupee floating rate proposals and renewal of rupee facilities till March 31, 2016 were linked to the ICICI Bank Base Rate and comprise the ICICI Bank Base Rate, transaction-specific spread and other charges. The Reserve Bank of India also stipulated that a bank’s lending rates for rupee loans cannot be lower than its base rate, except for certain categories of loans as may be specified by the Reserve Bank of India from time to time. ICICI Bank has set its base rate at 8.75% per annum payable monthly, effective April 1, 2018.

Based on the revised guidelines of the Reserve Bank of India, all rupee loans sanctioned and credit limits renewed with effect from April 1, 2016 are required to be priced with reference to marginal cost of funds based lending rate. Banks are required to publish marginal cost of funds based lending rates for various tenures such as, overnight, one month, three months, six months and one year. Marginal cost of funds based lending rate includes marginal cost of funds, negative carry on cash reserve ratio, operations cost and tenure premium/discount for various tenures. The Asset Liability Management Committee sets the ICICI Bank marginal cost of funds based lending rates. As required by the guidelines, we publish the ICICI Bank marginal cost of funds based lending rates for various tenures on a monthly basis.

Pricing for floating rate approvals and renewal of rupee facilities are linked to the ICICI Bank marginal cost of funds based lending rate and comprise the ICICI Bank marginal cost of funds based lending rate and spread. The Reserve Bank of India has also stipulated that a bank’s lending rates for rupee loans cannot be lower than its marginal cost of funds based lending rate, except for certain exemptions. As prescribed in the guidelines of the Reserve Bank of India, existing borrowers will also have the option to move to the marginal cost of funds based lending rate linked loan at mutually acceptable terms. All loans approved before April 1, 2016, and where the borrowers choose not to migrate to the marginal cost of funds based lending rate system, would continue to be based on the earlier benchmark rate regimes. ICICI Bank marginal cost of funds based lending rate at July 1, 2018 was between 8.05%-8.40%.

An internal study group report of the Reserve Bank of India dated September 25, 2017 proposed that all floating rate loans extended from April 1, 2018 to be referenced to an external benchmark. The Group also suggested that the periodicity of resetting the interest rates would be once a quarter and that banks should migrate all existing lending rates to the new benchmark without any additional charges for switchover within one year from the introduction of the external benchmark. The Reserve Bank of India has yet to issue the necessary instructions/guidelines in this regard. Further, in February 2018, the Reserve Bank of India proposed to harmonize the methodology of determining benchmark rates by linking the base rate to the marginal cost based lending rate. Final instructions/guidelines in this regard are awaited.

Classification of Loans

ICICI Bank classifies its assets, including those in overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines. Under the Reserve Bank of India guidelines, an asset is generally classified as non-performing if any amount of interest or principal remains overdue for more than 90 days, in respect of term loans. In respect of overdraft or cash credit, an asset is classified as non-performing if the account remains out of order for a period of 90 days and in respect of bills, if the account remains overdue for more than 90 days. The Reserve Bank of India guidelines also require banks to classify an asset as non-performing based on qualitative criteria such as use of loan funds by a borrower for purposes other than those stipulated at the time of loan origination, inability of a borrower to perform or comply with the terms stipulated in a restructuring scheme for loans restructured with forbearance in asset classification, assessment of a borrower’s ability to complete projects which have been funded by the Bank within certain timelines documented at the time of loan origination and certain other non-financial parameters. ICICI Home Finance Company classifies its loans and other credit facilities as per the guidelines of its regulator, the National Housing Bank. Loans made by our overseas banking subsidiaries are classified as impaired only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event has an impact on the estimated future cash flows of the loan that can be reliably estimated. Under the Reserve Bank of India guidelines, non-performing assets are classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery but which are standard as per the extant Reserve Bank of India guidelines are identified as non-performing assets to the extent amount is outstanding in the host country. The Reserve Bank of India has separate guidelines for restructured loans. From April 1, 2015 onwards, loans that are restructured (other than due to delay up to a specified period for the implementation of projects) are classified as non-performing, other than loans already restructured prior to March 31, 2015 or where the restructuring was proposed prior to April 1, 2015 and was effected subsequently within prescribed timelines. See below “—Restructured Loans”.

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

There are separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure. A loan extended for the implementation of an infrastructure project, is classified as non-performing if it fails to commence commercial operations within two years from the documented date of commencement. Similarly, a loan extended for the implementation of a non-infrastructure project, is classified as non-performing if the project fails to commence operations within 12 months from the documented date of such commencement. In April 2015, the Reserve Bank of India issued guidelines for revival of projects which have been delayed due to inadequacies of the existing project sponsors through a change in ownership of such projects. The guidelines permit banks to extend the date for the commencement of commercial operations of such projects up to a further period of two years subsequent to a change in ownership of the borrowing entity being effected, with such assets being classified as standard. This would be in addition to the extension of the period for completion of the projects as described above. As per the revised guidelines for the resolution of stressed assets introduced by the Reserve Bank of India on February 12, 2018, loans granted for the implementation of projects that may be restructured due to a delay in implementation of the project (up to a specified period) continue to enjoy forbearance in asset classification subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India.

Our non-performing assets include loans and advances as well as credit substitutes, which are funded credit exposures. In compliance with regulations governing the presentation of financial information by banks, we report only non-performing loans and advances in our financial statements.

See also “Supervision and Regulation—Loan Loss Provisions and Non-Performing Assets—Asset Classification”.

Restructured Loans

The Reserve Bank of India had separate guidelines for restructured loans. As per these guidelines, up to March 31, 2015, a fully secured standard loan (other than that classified as a commercial real estate exposure, a capital market exposure or a personal loan) could be restructured by the rescheduling of principal repayments and/or the interest element and continue to be classified as a standard loan. However, such a loan needed to be separately disclosed as a restructured loan.

From April 1, 2015 onwards, loans that are restructured (other than due to delay up to a specified period) are classified as non-performing, other than loans already restructured prior to March 31, 2015 or where the restructuring was proposed prior to April 1, 2015 and was effected subsequently within certain prescribed timelines. However, loans granted for implementation of projects that are restructured due to a delay in implementation of the project (up to a specified period) enjoy forbearance in asset classification subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India.

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

As per the Reserve Bank of India guidelines on restructuring issued in May 2013, general provisions required on standard accounts restructured after June 1, 2013 was increased to 5.0%. The general provision required on standard accounts restructured before June 1, 2013 was increased to 3.5% from March 31, 2014, 4.25% from March 31, 2015 and 5.0% from March 31, 2016.

The Reserve Bank of India issued various schemes for the resolution of stressed borrower accounts. The Reserve Bank of India announced guidelines on strategic debt restructuring in fiscal 2016, under which the conversion of debt into equity was allowed, which resulted in the acquisition of ownership interests in the borrowers by banks. On the conversion of debt into equity, banks were allowed to continue with the existing asset classification for an 18-month period (stand-still benefit). Apart from the strategic debt restructuring scheme, the Reserve Bank of India also issued guidelines with respect to loans to borrowers, allowing a change in ownership of the borrowers outside the strategic debt restructuring framework. This guideline allowed the stand-still benefits in asset classification of borrowers in-line with the strategic debt restructuring scheme. In fiscal 2017, the scheme for sustainable structuring of stressed assets was introduced, which sought to strengthen the ability of banks to undertake the resolution of large borrower accounts that were facing financial difficulties on account of delays in completing large projects. The scheme aimed at enabling lenders to initiate deep financial restructuring, subject to the fulfillment of certain conditions, for the sustainable revival of projects. The scheme envisaged bifurcation of the current dues of a borrower into sustainable debt and other than sustainable debt as per an independent study of the viability of the borrower’s operations. The scheme also envisaged that the asset classification of the borrower as on a ‘reference date’ (date on which the lenders jointly decide to invoke the scheme) would continue for a period of 180 days (stand-still period). On February 12, 2018, these schemes were discontinued under the revised guidelines for the resolution of stressed assets issued by the Reserve Bank of India. The stand-still benefits in asset classification of borrowers, where strategic debt restructuring, change in ownership of the borrowers outside the strategic debt restructuring and sustainable structuring of stressed assets were invoked but not implemented, was withdrawn. Hence, the Bank classified loans where any of these schemes had been invoked but not implemented as non-performing at year-end fiscal 2018.

The revised guidelines expand the definition of restructuring to include loans where the Bank has entered into a settlement and the time given for payment of the settlement amount exceeds three months. In case of restructuring, the accounts classified as “standard” shall be immediately downgraded as non-performing assets. Further, residual debt under restructuring should necessarily receive a minimum credit rating from one or two rating agencies depending on the size of exposure. The guidelines also stipulate additional conditions for upgrading standard accounts classified as non-performing and non-performing accounts that have been restructured. Restructured loans can be upgraded to standard category only after satisfactory performance during the ‘specified period’, that is, the date by which at least 20.0% of the outstanding principal debt as per the resolution plan and interest capitalisation sanctioned as part of the restructuring, if any, is repaid or one year from the commencement of the first payment of interest or principal on the credit facility with the longest period of moratorium under the terms of the resolution plan whichever is later. In addition to satisfactory performance during the ‘specified period’, accounts above a specified threshold (currently Rs. 5.0 billion and above) shall also require their credit facilities to be rated investment grade rating at the end of ‘specified period’ by credit rating agencies accredited by the Reserve Bank of India for the purpose of bank loan ratings.

If a restructured account fails to perform satisfactorily at any point of time during the ‘specified period’, the credit facilities shall be re-classified in the non-performing category (that is sub-standard, doubtful or loss) as per the repayment schedule that existed before the restructuring. Any future upgrade for such accounts shall be contingent on the implementation of a fresh resolution plan and demonstration of satisfactory performance thereafter.

See also “Supervision and Regulation—Loan Loss Provisions and Non-Performing Assets—Asset Classification”.

Provisioning and Write-Offs

We make provisions in accordance with the Reserve Bank of India’s guidelines. See also “Supervision and Regulation—Loan Loss Provisions and Non-Performing Assets—Asset Classification—Provisioning and Write-offs”. The Reserve Bank of India guidelines on provisioning are as described below.

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

The standard asset provisioning on restructured loans is required to be maintained at 5.0% in the first two years from the date of restructuring. Loans restructured with a moratorium on payment of interest/principal attracted a standard asset provision of 5.0% for the period covering the moratorium and two years thereafter. Restructured accounts classified as non-performing advances when upgraded to the standard category carry a provision of 2.0% in the first year from the date of upgrade.

The standard asset provisions on accounts restructured after June 1, 2013 is 5.0%. The standard asset provision required on accounts restructured before June 1, 2013 was increased to 3.5% from March 31, 2014, 4.25% from March 31, 2015 and 5.0% from March 31, 2016.

An additional provision of up to 0.80% is required to be made on amounts due from entities having unhedged foreign currency exposure. A provision of 5.0% is also required in respect of standard loans to companies having director(s) whose name(s) appear more than once in the list of willful defaulters.

Sub-standard assets:	A provision of 15.0% is required for all sub-standard assets. A provision of 25.0% is required for accounts that are unsecured. Unsecured infrastructure loan accounts classified as sub-standard require provisioning of 20.0%.

Doubtful assets:	A 100.0% provision/write-off is required against the unsecured portion of a doubtful asset and is charged against income. With effect from fiscal 2012, for the secured portion of assets classified as doubtful, a 25.0% provision is required for assets that have been classified as doubtful for a year, a 40.0% provision is required for assets that have been classified as doubtful for one to three years and a 100.0% provision is required for assets classified as doubtful for more than three years. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third party appraisers.

Loss assets:	The entire asset is required to be written off or provided for.

Restructured loans:	The provision on restructured loans is required to be equal to the difference between the fair value of the loan before and after restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged under the loan’s restructured terms and the principal. The provision on non-performing restructured loans is in addition to provisioning requirement on non-performing loans. For loans restructured up to July 1, 2015, both sets of cash flows are discounted at the Bank’s Base Rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring. For loans restructured after July 1, 2015, both sets of cash flows are discounted at a rate equal to the actual interest rate charged to the borrower before restructuring for the purpose of determining the diminution in fair value of the loan on restructuring. For accounts having multiple credit facilities with varying interest rates, a weighted average interest is used as the discounting rate.

Apart from the provisions mentioned above, in accounts where the Bank has initiated a change in ownership by conversion of loans into shares under the Strategic Debt Restructuring or outside the Strategic Debt Restructuring mechanism, a provision of 15.0% was required to be made by the end of the 18 months stand-still period. These provisions were to be made over a period of four quarters on the residual loan after such conversion. See also “Overview of the Indian Financial Sector - Legislative Framework for Recovery of Debts due to Banks - Joint Lenders’ Forum”. The Reserve Bank of India issued revised guidelines on February 12, 2018 which revoked the existing guidelines on Strategic Debt Restructuring or outside the Strategic Debt Restructuring for loans where it has not already been implemented.

In respect of non-retail loans reported as fraudulent to the Reserve Bank of India and classified in the doubtful category, the entire amount, without considering the value of security, can be provided for over a period of four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in the reporting of the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is required to be provided immediately. In the case of fraud in retail accounts, the entire amount is required to be provided immediately.

In April 2017, the Reserve Bank of India through its circular advised the banks that the provisioning rates prescribed under the prudential norms circular are at the regulatory minimum and banks are encouraged to make provisions at higher rates in respect of advances to stressed sectors of the economy and had specifically highlighted the telecom sector. As per the guidelines issued by the Reserve Bank of India, the Bank also makes additional general provision on loans to specific borrowers in specific stressed sectors.

The Reserve Bank of India allows banks to create floating provisions (i.e., provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The floating provisions outstanding at year-end can be used only for contingencies under extraordinary circumstances for making specific provisions against non-performing accounts after obtaining approval from the Board of Directors and with the prior permission of the Reserve Bank of India. Until utilization of such provisions, they can be netted off from gross non-performing assets to compute the net non-performing assets. Alternatively, floating provisions could be treated as part of Tier 2 capital within the overall ceiling of 1.25% of total risk-weighted assets. See also “Supervision and Regulation—Loan Loss Provisions and Non-Performing Assets—Asset Classification—Restructured Loans”.

In April 2017, the Reserve Bank of India advised banks to maintain provisions for standard assets at rates higher than the regulatory requirement, particularly in respect of advances to stressed sectors of the economy. Banks were required to put in place a Board-approved policy, to be reviewed on a quarterly basis, for making higher provisions based on evaluation of risk and stress in various sectors.

During first half of fiscal 2018, the Reserve Bank of India advised the banks to initiate insolvency resolution processes under the provisions of Insolvency and Bankruptcy Code, 2016 for certain specific accounts. The Reserve Bank of India also required the banks to make a provision at 50.0% of the secured portion and 100.0% of unsecured portion, or a provision as per extant Reserve Bank of India guideline on asset classification norms, whichever is higher. Subsequently, in April 2018, the Reserve Bank of India revised the provisioning requirements in respect of these specified cases from 50.0% of secured portion to 40.0% of secured portion at year-end fiscal 2018 and to 50.0% of the secured portion at June 30, 2018.

Our Policy

We provide for non-performing corporate loans in line with the Reserve Bank of India guidelines. ICICI Bank provides for non-performing consumer loans at the borrower level in accordance with provisioning policy of ICICI Bank, subject to minimum provision requirements set by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are fully provided for or written off. The Bank holds specific provisions against non-performing loans, general provisions against performing loans and floating provision taken over from the erstwhile The Bank of Rajasthan Limited upon amalgamation. The Bank also holds specific provisions against certain performing loans and advances in accordance with the Reserve Bank of India’s directions. For restructured loans, provisions are made in accordance with the restructuring guidelines issued by the Reserve Bank of India. These provisions are assessed at a borrower level as the difference between the fair value of the loan, both before and after restructuring. In addition, the Bank holds a general provision of 5.0% of the outstanding balance of the restructured loan.

The Bank also made a provision of 15.0%, within a period of four quarters, on the residual loan amount (after conversion of loans into shares) on loans where the Bank had initiated steps for a change in management of a borrower entity by acquiring a majority equity interest in the borrower’s share capital under the Reserve Bank of India’s guidelines on strategic debt restructuring or outside the scheme of strategic debt restructuring. Similarly, if borrowers have implemented projects which are facing stress and the Bank along with other lenders have implemented the scheme for sustainable structuring of stressed assets, the Bank made provisions as per the Reserve Bank of India guidelines for such schemes. The Reserve Bank of India issued revised guidelines on February 12, 2018 which superseded the existing guidelines on change of ownership under strategic debt restructuring and outside strategic debt restructuring and the scheme for sustainable structuring of stressed assets for loans where it has not already been implemented.

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

Impact of Economic Environment on Commercial and Consumer Loan Borrowers

From fiscal 2010, the Indian corporate sector undertook significant investments, including in the infrastructure and commodity sectors. This led to high loan growth in the banking sector, including for us. Subsequently, the Indian economy experienced challenges in terms of high inflation and consequently higher interest rates, currency depreciation and a sharp slowdown in economic growth. The corporate sector experienced a decline in sales and profit growth, an elongation of working capital cycles and a high level of receivables, including from the government, and significant challenges in project completion and cash flow generation, due to policy changes, delays in approvals like clearances on environment and land permits, and judicial decisions like the deallocation of coal mines. Indian corporations, especially in the infrastructure and industrial sectors, had limited ability to access capital in view of the economic scenario and volatility in global and domestic financial markets, decline in corporate investment activity. From fiscal 2014 onwards, these developments led to an increase in non-performing and restructured corporate loans in the Indian banking sector, including for us, and a substantial moderation in overall loan growth, driven primarily by lower growth in credit to the corporate sector. The corporate sector continued to be impacted due to lower than anticipated cash flow generation and high leverage. The significant decline in global commodity prices in fiscal 2015 and fiscal 2016, including metals, coal and crude oil, negatively impacted borrowers in commodity-linked sectors. Capital investments in the economy remained subdued, impacting corporations in investment-linked sectors like construction. Due to the lower than projected cash flows, the progress in reducing leverage in the corporate sector was slow.

The additions to non-performing loans remained elevated during fiscal 2017 and fiscal 2018 with gross non-performing assets ratio for the banking system increasing to 9.6% at year-end fiscal 2017 and increasing further to 11.6% at year-end fiscal 2018 as per the Reserve Bank of India’s Financial Stability Report of June 2018. Economic growth moderated and challenges in the corporate sector continued. The growth in India’s gross domestic product slowed down from 8.1% in fiscal 2016 to 7.1% in fiscal 2017 and 6.7% in fiscal 2018, largely due to subdued industrial growth which moderated from 9.8% in fiscal 2016 to 6.8% in fiscal 2017 and 5.5% in fiscal 2018. The slowdown in economic growth also reflected the alignment to structural reforms introduced by the Government of India, including the withdrawal of high denomination currency notes in November 2016 and the implementation of the Goods and Services Tax system in July 2017, which temporarily impacted economic activity. Further, there were significant developments with regard to the resolution of stressed assets that accelerated the additions to non-performing loans in fiscal 2018. During the six months ended September 30, 2017, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers. Further, in February 2018, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution which provided stand-still benefits in asset classification of borrowers, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing. The new framework also requires banks to implement a resolution plan within 180 days in respect of any overdue account where the aggregate exposure of the lenders is Rs. 20.0 billion or more, and failing which the borrower would have to be referred for resolution under the Insolvency and Bankruptcy Code. Further, the process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving with periodic amendments being incorporated to the framework as well as litigation and judicial decisions impacting the framework. See also “Risk Factors—Risks Relating to Our Business—If the regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer”, “Risk Factors—Risks Relating to Our Business—Our level of non-performing assets is elevated, and if the level of non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer”, “—Strategy” and “Operating and Financial Review and Prospects— Executive Summary—Business environment —Trends in fiscal 2018”.

Various factors, including a rise in unemployment, prolonged recessionary conditions, decline in household savings and income levels, our regulators’ assessment and review of our loan portfolio, a sharp and sustained rise in interest rates, developments in the global and Indian economy, movements in global commodity markets and exchange rates and global competition could cause a further increase in the level of non-performing assets on account of retail and other loans and have a material adverse impact on the quality of our loan portfolio. See also “Risk Factors—Risks Relating to Our Business—Our level of non-performing assets is elevated, and if we are unable to adequately control the level of non-performing assets increases further and the overall quality of our loan portfolio continues to deteriorate, our business will suffer” and “—Strategy”.

Non-Performing Assets

The following table sets forth, at the dates indicated, our gross non-performing rupee and foreign currency customer asset portfolio by business category.

	At March 31,
	2014		2015		2016		2017		2018
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans & credit card receivables(1)	Rs.	32,968	Rs.	25,504	Rs.	26,757	Rs.	28,062	Rs.	40,483	US$	622
Rupee		32,701		25,504		26,756		28,061		40,478		622
Foreign currency		267		—		1		1		5		—
Commercial(2)		89,929		148,296		266,389		430,792		534,771		8,213
Rupee		61,481		99,288		155,482		228,643		285,415		4,383
Foreign currency		28,448		49,008		110,907		202,149		249,356		3,830
Leasing and related activities		97		70		70		7		7		—
Rupee		97		70		70		7		7		—
Foreign currency		—		—		—		—		—		—
Total non-performing assets		122,994		173,870		293,216		458,861		575,261		8,835
Rupee		94,279		124,862		182,308		256,711		325,900		5,005
Foreign currency		28,715		49,008		110,908		202,150		249,361		3,830
Gross non-performing assets(3),(4)		122,994		173,870		293,216		458,861		575,261		8,835
Provision for loan losses		(78,366)		(96,655)		(145,431)		(188,530)		(281,714)		(4,327)
Net non-performing assets	Rs.	44,628	Rs.	77,215	Rs.	147,785	Rs.	270,331	Rs.	293,547	US$	4,508
Gross customer assets(3)	Rs.	4,615,808	Rs.	5,149,278	Rs.	5,718,339	Rs.	5,923,253	Rs.	6,681,141	US$	102,613
Net customer assets	Rs.	4,523,471	Rs.	5,026,019	Rs.	5,556,942	Rs.	5,720,375	Rs.	6,393,368	US$	98,193
Gross non-performing assets as a percentage of gross customer assets		2.7%		3.4%		5.1%		7.7%		8.6%
Net non-performing assets as a percentage of net customer assets		1.0%		1.5%		2.7%		4.7%		4.6%

(1)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(2)	Includes working capital finance.

(3)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank.

(4)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

The following table sets forth, for the periods indicated, the change in our gross non-performing asset portfolio(1).

Particulars	2014		2015		2016		2017		2018		2018
	(in millions)
A. Consumer loans & credit card receivables(2),(3)
Non-performing assets at the beginning of the fiscal year	Rs.	49,156	Rs.	32,968	Rs.	25,504	Rs.	26,757	Rs.	28,062	US$	431
Addition: New non-performing assets during the year		12,759		13,030		16,979		15,940		28,777		442
Less:
Upgrade(4)		(3,314)		(4,425)		(6,323)		(5,337)		(4,107)		(63)
Recoveries (excluding recoveries made from upgraded accounts)		(6,049)		(7,505)		(6,626)		(7,192)		(8,105)		(124)
Write-offs		(19,584)		(8,564)		(2,777)		(2,106)		(4,144)		(64)
Non-performing assets at the end of the fiscal year	Rs.	32,968	Rs.	25,504	Rs.	26,757	Rs.	28,062	Rs.	40,483	US$	622

Particulars	2014		2015		2016		2017		2018		2018

B. Commercial(5)
Non-performing assets at the beginning of the fiscal year	Rs	57,914	Rs.	89,929	Rs.	148,296	Rs.	266,389	Rs.	430,792	US$	6,616
Addition: New non-performing assets during the year		40,839		77,915		161,423		332,341		267,192		4,104
Less:
Upgrade(4)		(1,055)		(1,500)		(5,181)		(4,741)		(34,561)		(531)
Recoveries (excluding recoveries made from upgraded accounts)		(5,200)		(7,434)		(8,727)		(39,209)		(39,998)		(614)
Write-offs		(2,569)		(10,614)		(29,422)		(123,988)		(88,654)		(1,362)
Non-performing assets at the end of the fiscal year	Rs.	89,929	Rs.	148,296	Rs.	266,389	Rs.	430,792	Rs.	534,771	US$	8,213
C. Leasing and related activities
Non-performing assets at the beginning of the fiscal year	Rs.	95	Rs.	97	Rs.	70	Rs.	70	Rs.	7	US$	—
Addition: New non-performing assets during the year		2		—		—		—		—		—
Less:
Upgrade(4)		—		—		—		—		—		—
Recoveries (excluding recoveries made from upgraded accounts)		—		(27)		—		—		—		—
Write-offs		—		—		—		(63)		—		—
Non-performing assets at the end of the fiscal year	Rs.	97	Rs.	70	Rs.	70	Rs.	7	Rs.	7	US$	—
D. Total non-performing assets (A+B+C)
Non-performing assets at the beginning of the fiscal year	Rs.	107,165	Rs.	122,994	Rs.	173,870	Rs.	293,216	Rs.	458,861	US$	7,047
Addition: New non-performing assets during the year		53,600		90,945		178,402		348,281		295,969		4,546
Less:
Upgrade(4)		(4,369)		(5,925)		(11,504)		(10,078)		(38,668)		(594)
Recoveries (excluding recoveries made from upgraded accounts)		(11,249)		(14,966)		(15,353)		(46,401)		(48,103)		(738)
Write-offs		(22,153)		(19,178)		(32,199)		(126,157)		(92,798)		(1,426)
Non-performing assets at the end of the fiscal year(5)	Rs.	122,994	Rs.	173,870	Rs.	293,216	Rs.	458,861	Rs.	575,261	US$	8,835

(1)	Includes loans identified as impaired in accordance with guidelines issued by regulators of the respective subsidiaries.

(2)	Up to fiscal 2014, for “Credit card receivables”, the difference between the opening and closing balances of non-performing assets is included in additions to gross non-performing assets on a net basis, except with respect to accounts written-off during the year, which were included in the “Write-offs” row.

(3)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables, jewel loans, farm equipment loans and other rural loan products.

(4)	Represents accounts that were previously classified as non-performing but have been upgraded to performing.

(5)	Includes working capital finance.

The following table sets forth, at the dates indicated, gross non-performing assets by borrowers’ industry or economic activity and as a percentage of total non-performing assets.

	At March 31,
	2014			2015			2016			2017			2018
	Amount		As a percentage of non-performing assets	Amount		As a percentage of non- performing assets	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		Amount		As apercentage of non-performing assets
	(in millions, except percentages)
Retail finance(1)	Rs.	42,793	34.8%	Rs.	35,199	20.2%	Rs.	39,669	13.5%	Rs.	38,224	8.3%	Rs.	50,458	US$	775	8.8%
Iron/steel and products		3,795	3.1		9,871	5.7		65,175	22.2		85,557	18.6		73,962		1,136	12.9
Power		654	0.5		667	0.4		17,512	6.0		63,969	13.9		105,673		1,623	18.4
Cement		300	0.2		300	0.2		—	—		53,781	11.7		—		—	—
Services—non finance		15,598	12.7		25,890	14.9		36,408	12.4		43,659	9.5		54,847		842	9.5

	At March 31,
	2014			2015			2016			2017			2018
	Amount		As a percentage of non-performing assets	Amount		As a percentage of non- performing assets	Amount		As a percentage of non-performing assets	Amount		As a percentage of non-performing assets	Amount		Amount		As a percentage of non-performing assets
	(in millions, except percentages)
Mining		900	0.7		1,629	0.9		779	0.3		40,112	8.7		90,522		1,390	15.7
Construction		3,188	2.6		8,686	5.0		23,679	8.1		38,347	8.4		66,949		1,028	11.6
Roads, ports, telecom, urban development & other infrastructure		9,922	8.1		22,781	13.1		30,904	10.5		23,043	5.0		26,900		413	4.7
Shipping		674	0.5		15,000	8.6		19,595	6.7		14,338	3.1		11,750		180	2.0
Gems & jewelry		4,081	3.3		5,311	3.1		8,205	2.8		9,455	2.1		12,006		184	2.1
Food and beverages		7,097	5.8		6,102	3.5		6,771	2.3		8,312	1.8		9,011		138	1.6
Wholesale/retail trade		4,064	3.3		4,840	2.8		5,896	2.0		7,033	1.5		6,201		95	1.1
Crude petroleum/refining and petrochemicals		2,637	2.1		2,750	1.6		2,914	1.0		3,816	0.8		21,718		334	3.8
Electronics and engineering		3,406	2.8		8,775	5.0		3,796	1.3		3,329	0.7		15,617		240	2.7
Textile		5,078	4.1		7,204	4.1		12,059	4.1		2,913	0.6		3,197		49	0.6

Chemicals & fertilizers		1,737	1.4		1,791	1.0		2,053	0.7		1,151	0.3		1.545		24	0.3
Metal & products (excluding iron & steel)		1,350	1.1		1,719	1.0		2,102	0.7		1,081	0.2		1,088		17	0.2
Services—finance		569	0.5		558	0.3		523	0.2		—	—		—		—	—
Other Industries(2)		15,151	12.3		14,797	8.6		15,176	5.2		20,741	4.8		23,817		367	4.0
Gross non-performing assets	Rs.	122,994	100.0%	Rs.	173,870	100.0%	Rs.	293,216	100.0%	Rs.	458,861	100.0%	Rs.	575,261	US$	8,835	100.0%
Aggregate provision for loan losses		(78,366)			(96,655)			(145,431)			(188,530)			(281,714)		(4,327)
Net non-performing assets	Rs.	44,628		Rs.	77,215		Rs.	147,785		Rs.	270,331		Rs.	293,547	US$	4,508

(1)	Includes home loans, commercial business loans, rural loans, automobile loans, business banking, credit cards, personal loans, loans against securities and dealer financing portfolio.

(2)	Other industries primarily include developer financing portfolio, automobiles, manufacturing products (excluding metal), drugs and pharmaceuticals and fast moving consumer goods.

See “—Classification of Loans —Impact of Economic Environment on Commercial and Consumer Loan Borrowers”. See also “Operating and Financial Review and Prospects—Executive Summary-Business environment—Trends in fiscal 2018”.

During fiscal 2018, the additions to non-performing loans remained elevated due to a slowdown in economic activity and particularly due to changes in the Reserve Bank of India’s guidelines with regard to the resolution of stressed assets that accelerated the additions to non-performing loans. Further, the Reserve Bank of India introduced a new framework for the resolution of stressed assets in February 2018. The new framework withdrew the existing guidelines on restructuring of stressed assets, including strategic debt restructuring, change in ownership outside strategic debt restructuring and the scheme for sustainable structuring of stressed assets with immediate effect. Under the revised framework, the stand-still benefits in asset classification of borrower accounts where any of these schemes had been invoked but not yet implemented were withdrawn resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing. These developments have led to a significant increase in non-performing loans, including slippages from restructured loans, for banks, including us. It has also led to higher provisioning requirements.

The gross additions to non-performing commercial loans decreased from Rs. 332.3 billion in fiscal 2017 to Rs. 267.2 billion in fiscal 2018. During fiscal 2018, we upgraded non-performing commercial loans amounting to Rs. 34.6 billion and made recoveries of non-performing commercial loans amounting to Rs. 39.9 billion.

During fiscal 2018, commercial loans amounting to Rs. 88.7 billion were written-off as compared to Rs. 124.0 billion in fiscal 2017 based on a borrower-specific evaluation of the probability of recovery and collectability of the loans. Gross non-performing commercial loans increased from Rs. 430.8 billion at year-end fiscal 2017 to Rs. 534.8 billion at year-end fiscal 2018. Among the various sectors where the Bank has loan exposures, there was a net increase in gross non-performing assets in the mining sector by Rs. 50.4 billion, power sector by Rs. 41.7 billion, construction sector by Rs. 28.6 billion, crude petroleum/refining and petrochemicals sector by Rs. 17.9 billion, electronics and engineering sector by Rs. 12.3 billion, in the retail finance sector by Rs. 12.2 billion and in the services-non finance sector by Rs. 11.2 billion.

At year end fiscal 2016, ICICI Bank had disclosed its fund based exposure and outstanding non-fund based facilities internally rated below investment grade (excluding borrowers classified as non-performing or restructured) to the iron and steel, mining, power, rigs and cement sectors and promoter entities internally rated below investment grade where the underlying was partly linked to these sectors, amounting to Rs. 440.7 billion. The aggregate fund based exposure and outstanding non-fund based facilities to companies that were internally rated below investment grade in the above sectors and promoter entities decreased from Rs. 440.7 billion at March 31, 2016 to Rs. 190.4 billion at March 31, 2017, which further decreased to Rs. 47.3 billion at March 31, 2018. The decrease in fiscal 2018 was on account of slippage of loans of Rs. 135.5 billion to non-performing category, a net reduction in exposure of Rs. 20.3 billion, exclusion of outstanding non-fund based facilities for borrowers classified as non-performing asset amounting to Rs. 12.3 billion and upgrade of ratings of loans of Rs. 0.2 billion, offset, in part, by a downgrade of ratings of loans of Rs. 25.2 billion.

Gross additions to non-performing consumer loans were Rs. 28.8 billion in fiscal 2018 as compared to Rs. 15.9 billion in fiscal 2017. During fiscal 2018, we upgraded non-performing consumer loans of Rs. 4.1 billion as compared to Rs. 5.3 billion in fiscal 2017. During fiscal 2018, we made recoveries against non-performing consumer loans of Rs. 8.2 billion (fiscal 2017: Rs. 7.2 billion) and written-off loans of Rs. 4.1 billion (fiscal 2017: Rs. 2.1 billion). Gross non-performing consumer loans increased from Rs. 28.1 billion at year-end fiscal 2017 to Rs. 40.5 billion at year-end fiscal 2018.

As a result of above, our gross non-performing assets increased by 25.4% from Rs. 458.9 billion at year-end fiscal 2017 to Rs. 575.3 billion at year-end fiscal 2018. Our net non-performing assets increased by 8.6% from Rs. 270.3 billion at year-end fiscal 2017 to Rs. 293.5 billion at year-end fiscal 2018. The net non-performing asset ratio marginally decreased from 4.7% at year-end fiscal 2017 to 4.6% at year-end fiscal 2018.

The total non-fund based outstanding to borrowers classified as non-performing was Rs. 29.80 billion at March 31, 2018.

Restructured Loans

The following table sets forth, at the dates indicated, our gross standard restructured rupee and foreign currency loan portfolio by business category.

	At March 31,
	2014		2015		2016		2017		2018
	Amount		Amount		Amount		Amount		Amount		Amount
	(in millions, except percentages)
Consumer loans & credit card receivables	Rs.	297	Rs.	221	Rs.	94	Rs.	168	Rs.	230	US$	4
Rupee		185		221		94		168		230		4
Foreign currency		112		—		—		—		—		—
Commercial(1)		133,151		130,566		98,580		50,687		18,349		282
Rupee		83,258		86,694		73,972		35,139		5,529		85
Foreign currency		49,893		43,872		24,608		15,548		12,820		197
Total restructured loans		133,448		130,787		98,674		50,855		18,579		285
Rupee		83,443		86,915		74,067		35,307		5,759		88
Foreign currency		50,005		43,872		24,608		15,548		12,820		197
Gross restructured loans(2)		133,448		130,787		98,674		50,855		18,579		285
Provision for loan losses		(11,235)		(9,458)		(7,581)		(3,012)		(628)		(10)
Net restructured loans	Rs.	122,213	Rs.	121,329	Rs.	91,093	Rs.	47,843	Rs.	17,951	US$	275

Gross customer assets(2)	Rs.	4,615,808	Rs.	5,149,278	Rs.	5,718,339	Rs.	5,923,253	Rs.	6,681,141	US$	102,057
Net customer assets	Rs.	4,523,471	Rs.	5,026,019	Rs.	5,556,942	Rs.	5,720,375	Rs.	6,393,368	US$	97,675

	At March 31,
	2014	2015	2016	2017	2018
Gross restructured loans as a percentage of gross customer assets	2.9%	2.5%	1.7%	0.9%	0.3%
Net restructured loans as a percentage of net customer assets	2.7%	2.4%	1.6%	0.8%	0.3%

(1)	Includes working capital finance.

(2)	Includes loans of ICICI Bank and its subsidiaries and credit substitutes of ICICI Bank.

The following table sets forth, at the dates indicated, gross restructured loans by borrowers’ industry or economic activity and as a percentage of total gross restructured loans.

	At March 31,
	2014			2015					2016			2017			2018
	Amount		As a percent- age of restruc- tured loans	Amount		As a percent- age of restruc- tured loans	Amount		As a percent-age of restruc- tured loans	Amount		As a percent- age of restruc- tured loans	Amount		Amount		As a percent- age of restruc- tured loans
	(in millions, except percentages)
Construction…….	Rs.	19,168	14.4%	Rs.	34,718	26.5%	Rs.	34,470	34.9%	Rs.	18,893	37.2%	Rs.	611	US$	9	3.3%
Roads, port, telecom, urban development & other infrastructure		24,214	18.1		13,580	10.4		15,090	15.3		8,271	16.3		1,103		17	5.9
Power		7,879	5.9		13,378	10.2		2,080	2.1		1,296	2.5		971		15	5.2
Drugs and pharmaceuticals		12,574	9.4		12,364	9.5		4,708	4.8		3,680	7.2		2,024		31	10.9
Services-non finance		15,930	11.9		10,515	8.0		2,747	2.8		89	0.2		—		—	—
Iron/steel & products		11,072	8.3		9,006	6.9		9,517	9.6		1,570	3.1		—		—	—
Electronics & engineering		6,364	4.8		8,351	6.4		7,735	7.8		3,191	6.3		1,746		27	9.4
Chemicals & fertilizers		7,196	5.4		7,737	5.9		634	0.6		367	0.7		323		5	1.7
Services-finance		4,967	3.7		5,054	3.9		2,239	2.3		—	—		—		—	—
Mining		—	—		3,502	2.7		3,936	4.0		—	—		—		—	—
Shipping		9,688	7.3		2,270	1.7		3,033	3.1		2,799	5.5		—		—	—
Textiles		4,435	3.3		1,845	1.4		196	0.2		218	0.4		191		3	1.0
Food & beverages		1,898	1.4		1,494	1.1		2,519	2.6		886	1.7		656		10	3.5
Wholesale/retail trade		1,716	1.3		1,269	1.0		—	—		—	—		—		—	—
Metal & products (excluding iron & steel)		217	0.2		251	0.2		—	—		—	—		—		—	—
Retail finance		297	0.2		221	0.2		94	0.1		168	0.3		158		2	0.8
Manufacturing products (excluding metals)		76	0.1		202	0.2		235	0.2		384	0.8		—		—	—
Cement		—	—		—	—		—	—		—	—		—		—	—
Automobile (including trucks)		—	—		—	—		—	—		1,187	2.3		1,193		18	6.4
Crude petroleum/refining & petrochemicals		—	—		—	—		8,114	8.2		7,856	15.4		9,603		147	51.7
Others		5,757	4.3		5,030	3.8		1,327	1.3		1	0.0		—		—	—
Gross restructured loans	Rs.	133,448	100%	Rs.	130,787	100%	Rs.	98,674	100%	Rs.	50,855	100%	Rs.	18,579	US$	285	100%
Aggregate provision for loan losses		(11,235)			(9,458)			(7,581)			(3,012)			(628)		(10)
Net restructured loans	Rs.	122,213		Rs.	121,329		Rs.	91,093		Rs.	47,843		Rs.	17,951	US$	275

(1)	Others primarily include real estate.

During fiscal 2018, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating Rs. 2.2 billion, as compared to Rs. 6.9 billion during fiscal 2017. Further, during fiscal 2018, restructured standard loans amounting to Rs. 22.8 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms, compared to Rs. 48.4 billion during fiscal 2017. Restructured loans amounting to Rs. 11.6 billion were repaid, converted into equity shares or where change in management was effected in fiscal 2018 as compared to Rs. 6.3 billion in fiscal 2017. The gross outstanding standard restructured loans decreased by 63.5% from Rs. 50.9 billion at year-end fiscal 2017 to Rs. 18.6 billion at year-end fiscal 2018 and the net outstanding restructured loans decreased by 62.5% from Rs. 47.8 billion at year-end fiscal 2017 to Rs. 18.0 billion at year-end fiscal 2018.

Further, at year-end fiscal 2018, ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as restructured were Rs. 4.0 billion.

The net standard restructured loans, as a percentage of net customer assets decreased from 0.8% at year-end fiscal 2017 to 0.3% at year-end fiscal 2018. The outstanding provision on restructured loans (including the provision for funded interest) decreased from Rs. 3.0 billion at year-end fiscal 2017 to Rs. 0.6 billion at year-end fiscal 2018. See also “Operating and Financial Review and Prospects—Provisions for Non-Performing Assets and Restructured Loans”.

The aggregate gross non-performing assets and gross standard restructured loans increased by Rs. 84.1 billion, or 16.5%, from Rs. 509.7 billion at year-end fiscal 2017 to Rs. 593.8 billion at year-end fiscal 2018. The aggregate net non-performing assets and net restructured loans decreased by Rs. 6.7 billion, or 2.1%, from Rs. 318.2 billion at year-end fiscal 2017 to Rs. 311.5 billion at year-end fiscal 2018.

The Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans to infrastructure and other core industries at periodic intervals without such refinancing being considered as restructuring. Accordingly, the portfolio of such loans for which refinancing under the long-term project loans to infrastructure and other core industries had been implemented was Rs. 60.6 billion at March 31, 2018 out of which Rs. 21.2 billion was classified as performing loans.

At year-end fiscal 2018, the Bank had implemented the scheme for sustainable structuring of stressed assets in five standard borrower accounts with an aggregate balance outstanding of Rs. 5.5 billion, comprising Rs. 2.9 billion of sustainable debt and Rs. 2.6 billion of unsustainable debt. Of these accounts, one account with an aggregate balance outstanding of Rs. 0.2 billion had been classified as non-performing asset at March 31, 2018. The aggregate non-fund based outstanding to these borrowers was Rs. 15.0 billion at March 31, 2018. Further, the Bank has implemented the scheme for sustainable structuring of stressed assets in one non-performing asset borrower account with an aggregate balance outstanding of Rs. 2.3 billion, comprising Rs. 1.3 billion of sustainable debt (upgraded to standard) and Rs. 1.0 billion of unsustainable debt. The outstanding loans where change of ownership scheme was invoked for projects under implementation were Rs. 2.4 billion at March 31, 2018 (March 31, 2017: Nil). See also “Supervision and Regulation—Regulations Relating to Advancing Loans”.

In fiscal 2018, we sold commercial loans made to 12 borrowers with an aggregate book value (net of provision) of Rs. 2.7 billion to asset reconstruction companies. In fiscal 2017, we sold commercial loans made to 35 borrowers with an aggregate book value (net of provision) of Rs. 37.1 billion to asset reconstruction companies. See also “—Classification of Loans—Non-Performing Asset Strategy”.

Non-Performing Asset Strategy

In respect of unviable non-performing assets, where companies have lost financial viability, we adopt an aggressive approach aimed at out-of-court settlements, enforcing collateral, driving consolidation and seeking resolution under the Insolvency and Bankruptcy Code under specific circumstances, which among other measures includes recovery through the sale of borrower’s assets in a time-bound manner. Our focus is on time value of recovery and a pragmatic approach towards settlements. The collateral against our loan assets is the critical factor towards the success of our recovery efforts. In certain accounts where the value of collateral against our loan has been eroded we undertake charge-offs against loan loss allowances held. However, we continue to pursue recovery efforts in these accounts, either jointly along with other lenders or individually through legal recourse and settlements. In addition, we focus on proactive management of accounts under supervision. Our strategy is aimed at early stage solutions to incipient problems.

The Bank’s strategy for the resolution of stressed assets involves referring these cases for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal. The Insolvency and Bankruptcy Code, 2016, enacted in May 2016, provides for a time-bound revival and rehabilitation mechanism to resolve stressed assets. In June 2017, the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed accounts. In August 2017, the Reserve Bank of India identified additional accounts and directed banks to initiate an insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan was not implemented by December 13, 2017. The Bank has referred certain non-performing borrowers for resolution under the Insolvency and Bankruptcy Code, 2016, with the National Company Law Tribunal. Further, the filing for resolution by various stakeholders, including financial creditors and any other participants as may be eligible, could impact our provisioning and credit loss. In addition, the requirement to complete the resolution process within the stipulated timeline to avoid liquidation of the borrower, may impact recoveries from these stressed accounts. In the event borrowers go into liquidation, the additional credit losses may be significant.

In February 2018, Reserve Bank of India announced a revised framework for the resolution of stressed assets aimed at time-bound resolution of non-performing and stressed borrowers, withdrawal of earlier resolution schemes and commencement of proceedings under the Insolvency and Bankruptcy Code in respect of borrowers where a resolution satisfying specified criteria could not be achieved within a prescribed timeframe. The revised guidelines stipulate that all lenders will put in place Board-approved policies for resolution of stressed assets, including the timelines for resolution. The guidelines provide a definition of ‘default’ which means non-payment of debt when whole or any part or instalment of the amount of debt has become due and payable and is not repaid by the debtor or the corporate debtor, as the case may be. The guidelines stipulate that as soon as there is a default in the borrower entity’s account with any lender, all lenders, either singly or jointly, shall initiate steps to cure the default. The resolution plan may include regularization of the account by payment of all over dues by the borrower entity, sale of the exposures by the lenders to other entities/investors, change in ownership, or restructuring. The residual debt in resolution plan involving restructuring or change in ownership in respect of accounts where aggregate exposure of the lenders is Rs. 1.0 billion or more should necessarily receive a minimum credit rating from one or two rating agencies depending on the size of exposure. Banks would have to implement a resolution plan within 180 days of the default date or March 1, 2018 (in case default was prior to March 31, 2018), whichever is later, in respect of accounts where aggregate exposure of the lenders is Rs. 20.0 billion or more. In case the resolution plan is not implemented, the borrower would have to be referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code, 2016.

The Bank has, since April 2016, implemented enhanced internal controls, relating to review of loan accounts which satisfy certain threshold parameters, primarily relating to size, credit rating and days-past-due, for identification of non-performing assets.

Our strategy for resolution of non-performing assets includes sales of financial assets to asset reconstruction companies in exchange for receipt of securities in the form of pass-through instruments issued by asset reconstruction companies, wherein payments to holders of the securities are based on the actual realized cash flows from the transferred assets. We sold net non-performing assets to asset reconstruction companies amounting to Rs. 1.5 billion in fiscal 2014, Rs. 3.3 billion in fiscal 2015, Rs. 6.7 billion in fiscal 2016, Rs. 37.1 billion in fiscal 2017 and Rs. 2.7 billion in fiscal 2018. At year-end fiscal 2018, we had an outstanding net investment of Rs. 34.4 billion in security receipts issued by asset reconstruction companies in relation to sales of our non-performing assets. We are also permitted to sell financial assets, classified as standard assets that are overdue for more than 60 days to asset reconstruction companies in terms of the Reserve Bank of India guidelines. We sold financial assets classified as standard amounting to Rs. 3.2 billion in fiscal 2016, Rs. 5.8 billion in fiscal 2017 and Rs. 2.7 billion in fiscal 2018. Under Indian GAAP, these instruments are valued at the net asset values as declared by the asset reconstruction companies in accordance with the Reserve Bank of India guidelines. Under U.S. GAAP, the assets we sell in exchange for security receipts are not accounted for as sales either because transfers do not qualify for sale accounting under FASB ASC Topic 860, “Transfers and servicing”, or transfers were impacted by FASB ASC Subtopic 810-10, “Consolidation – overall”, whereby, because the Bank is the ‘primary beneficiary’ of certain of these funds/trusts, it is required under U.S. GAAP to consolidate these entities. These assets are considered restructured assets under U.S. GAAP. See also “Supervision and Regulation—Guidelines on Sale and Purchase of Non-performing Assets—Regulations relating to Sale of Assets to Asset Reconstruction Companies”.

We monitor migration of the credit ratings of our borrowers to enable us to take proactive remedial measures. We review the industry outlook and analyze the impact of changes in the regulatory and fiscal environment. Our periodic review system helps us to monitor the health of accounts and to take prompt remedial measures. We may seek to recover loans through enforcement of our rights in collateral. However, recoveries may be subject to delays of up to several years, due to the long legal process in India. This leads to delay in enforcement and realization of collateral. We may also take as security a pledge of financial assets, including marketable securities, and obtain corporate guarantees and personal guarantees wherever appropriate. In certain cases, the terms of financing include covenants relating to sponsors’ shareholding in the borrower and restrictions on the sponsors’ ability to sell all or part of their shareholding. Covenants involving equity shares have top-up mechanism based on price triggers. We maintain the non-performing assets on our books for as long as the enforcement process is ongoing. Accordingly, a non-performing asset may continue for a long time in our portfolio until the settlement of loan account or realization of collateral, which may be longer than that for

U.S. banks under similar circumstances. See also “—Loan portfolio—Collateral—Completion, Perfection and Enforcement”.

Secured loans to retail customers are secured by first and exclusive liens on the assets financed (predominantly property and vehicles). We are entitled in terms of our security documents to repossess security comprising assets such as plant, equipment and vehicles without reference to the courts or tribunals unless a client makes a reference to such courts or tribunals to stay our actions. In respect of our retail loans, we adopt a standardized collection process designed to ensure prompt action for follow-up on overdue loans and recovery of defaulted amounts.

Provision for Loan Losses

The following table sets forth, at the periods indicated, the change in the provisions for our non-performing asset portfolio(1)

	At March 31,
	2014		2015		2016		2017		2018		2018
	(in millions)
A. Consumer loans & credit card receivables (2),(3)
Aggregate provision for loan losses at the beginning of the year	Rs.	42,642	Rs.	25,587	Rs.	16,752	Rs.	16,052	Rs.	17,209	US$	264
Add: Provision made during the year		7,015		4,580		6,097		7,110		10,982		169
Less: Provision utilized for write-off		(19,584)		(8,609)		(2,778)		(2,106)		(1,148)		(18)
Less: Write-back of excess provision		(4,486)		(4,806)		(4,019)		(3,847)		(4,759)		(73)
Aggregate provision for loan losses at the end of the year	Rs.	25,587	Rs.	16,752	Rs.	16,052	Rs.	17,209	Rs.	22,284	US$	342
B. Commercial (4)
Aggregate provision for loan losses at the beginning of the year	Rs.	35,279	Rs.	52,682	Rs.	79,833	Rs.	129,309	Rs.	171,314	US$	2,632
Add: Provision made during the year		21,977		38,278		81,046		163,996		194,890		2,993
Less: Provision utilized for write-off		(2,454)		(9,107)		(26,866)		(114,415)		(86,830)		(1,333)
Less: Write-back of excess provision		(2,120)		(2,020)		(4,704)		(7,576)		(19,951)		(307)
Aggregate provision for loan losses at the end of the year	Rs.	52,682	Rs.	79,833	Rs.	129,309	Rs.	171,314	Rs.	259,423	US$	3,985
C. Leasing and related activities
Aggregate provision for loan losses at the beginning of the year	Rs.	95	Rs.	97	Rs.	70	Rs.	70	Rs.	7	US$	—
Add: Provision made during the year		2		—		—		—		—		—
Less: Provision utilized for write-off		—		—		—		(63)		—		—
Less: Write-back of excess provision		—		(27)		—		—		—		—
Aggregate provision for loan losses at the end of the year	Rs.	97	Rs.	70	Rs.	70	Rs.	7	Rs.	7	US$	—

	At March 31,
	2014		2015		2016		2017		2018		2018
	(in millions)
D. Total provision (A+B+C)
Aggregate provision for loan losses at the beginning of the year	Rs.	78,016	Rs.	78,366	Rs.	96,655	Rs.	145,431	Rs.	188,530	US$	2,896
Add: Provision made during the year		28,994		42,858		87,143		171,106		205,872		3,162
Less: Provision utilized for write-off		(22,038)		(17,716)		(29,644)		(116,584)		(87,978)		(1,351)
Less: Write-back of excess provision		(6,606)		(6,853)		(8,723)		(11,423)		(24,710)		(380)
Aggregate provision for loan losses at the end of the year	Rs.	78,366	Rs.	96,655	Rs.	145,431	Rs.	188,530	Rs.	281,714	US$	4,327

(1)	Includes loans identified as impaired in line with the guidelines issued by regulators of the respective subsidiaries.

(2)	Up to fiscal 2014, for “Credit card receivables”, the difference between the opening and closing balances of aggregate provision for loan losses is included in “Add: Provision made during the year” on a net basis, except with respect to accounts written-off during the year, which were included in the “Less: Provision utilized for write-off” row.

(3)	Includes home loans, automobile loans, commercial business loans, two-wheeler loans, personal loans, credit card receivables and farm equipment loans.

(4)	Includes working capital finance.

Provision for non-performing and other assets remained elevated at Rs. 147.5 billion in fiscal 2018 as compared to Rs. 157.5 billion in fiscal 2017 primarily due to higher additions to non-performing assets in the corporate and small and medium enterprises loan portfolio, provision on certain cases referred to National Company Law Tribunal under the provisions of Insolvency and Bankruptcy Code and provisions on loan classified as non-performing in earlier years.

During the half year ended September 30, 2017, the Reserve Bank of India advised banks to initiate insolvency resolution process under the provisions of Insolvency and Bankruptcy Code for certain specific accounts. The Reserve Bank of India also required the banks to make provision at 50% of the secured portion and 100% of unsecured portion, or provision as per the extant Reserve Bank of India guideline on asset classification norms, whichever is higher. Subsequently, in April 2018, the Reserve Bank of India revised the provisioning requirements in respect of these specified cases from 50% of secured portion to 40% of secured portion at year-end fiscal 2018 and to 50% of the secured portion at three months ended June 30, 2018.

Potential problem loans

When management has doubts as to a borrower’s ability to comply with loans’ repayment terms, the Bank considers these loans as potential problem loans. At year-end fiscal 2018, the Bank had Rs. 108.5 billion in potential problem loans, which were not classified as non-performing or restructured assets. We closely monitor these loans and the borrowers of these loans for compliance with the loan repayment terms. We also similarly monitor past-due loans and below-investment grade loans, as discussed in Schedule 18B of the consolidated financial statements.

Subsidiaries, Associates and Joint Ventures

The following table sets forth certain information relating to our subsidiaries and joint ventures at year-end fiscal 2018.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
				(in millions, except percentages)
ICICI Venture Funds Management Company Limited	January 1988	Private equity/ venture capital fund management	100.00%	Rs.	940	Rs.	2,180	Rs.	3,315

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
				(in millions, except percentages)
ICICI Securities Primary Dealership Limited	February 1993	Securities investment, trading and underwriting	100.00%		11,129		9,742		172,420
ICICI Prudential Asset Management Company Limited	June 1993	Asset management company for ICICI Prudential Mutual Fund	51.00%		18,966		8,233		11,669
ICICI Prudential Trust Limited	June 1993	Trustee company for ICICI Prudential Mutual Fund	50.80%		5		15		15
ICICI Securities Limited	March 1995	Securities broking & merchant banking	79.22%		18,568		8,251		28,710
ICICI International Limited	January 1996	Asset management	100.00%		23		93		102
ICICI Trusteeship Services Limited	April 1999	Trusteeship services	100.00%		1		7		7
ICICI Home Finance Company Limited	May 1999	Housing finance	100.00%		9,644		16,133		102,267
ICICI Investment Management Company Limited	March 2000	Asset management	100.00%		2		110		110
ICICI Securities Holdings Inc.	June 2000	Holding company	100.00%		—		127		127
ICICI Securities Inc.	June 2000	Securities broking	100.00%		253		181		301
ICICI Prudential Life Insurance Company Limited	July 2000	Life insurance	54.88%		391,446		68,845		1,418,213
ICICI Lombard General Insurance Company Limited	October 2000	General insurance	55.92%		151,961		52,750		297,497	[4]
ICICI Bank UK PLC	February 2003	Banking	100.00%		8,226		33,028		253,163
ICICI Bank Canada	September 2003	Banking	100.00%		9,874		27,670		319,121
ICICI Prudential Pension Fund Management Company Limited(5)	April 2009	Pension fund management	100.00%	Rs.	25	Rs.	263	Rs.	273

(1)	Total income represents gross income from operations and other income.

(2)	Net worth represents share capital, share application money and reserves and surplus.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances).

(4)	Includes share capital, share application money-pending allotment, securities premium and fair value reserve.

(5)	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

The following table sets forth certain information on other significant entities whose results were included in the consolidated financial statements under Indian GAAP at year-end fiscal 2018.

Name	Year of formation	Activity	Ownership interest	Total income(1)		Net worth(2)		Total assets(3)
				(in millions, except percentages)

ICICI Strategic Investments Fund(4)	February 2003	Unregistered venture capital fund	100.00%	Rs.	16	Rs.	231	Rs.	277
I-Process Services (India) Private Limited(5)	April 2005	Services related to back end operations	19.00%		4,608		(56)		828
NIIT Institute of Finance, Banking and Insurance Training Limited(5)	June 2006	Education and training in banking and finance	18.79%		161		131		166
ICICI Merchant Services Private Limited(5)	July 2009	Merchant servicing	19.01%		3,432		3,338		5,015
India Infradebt Limited(5)	October 2012	Infrastructure finance	38.09%		6,623		9,413		83,167
India Advantage Fund-III(5).	June 2005	Venture Capital Fund	24.10%		172		2,816		3,106
India Advantage Fund-IV(5)	August 2005	Venture Capital Fund	47.14%	Rs.	102	Rs.	1,959	Rs.	1,969

(1)	Total income represents gross income from operations and other income of the entity.

(2)	Net worth represents share capital/unit capital (in case of venture capital funds) and reserves and surplus of the entity.

(3)	Total assets represent fixed assets, advances, investments and gross current assets (including cash and bank balances) of the entity.

(4)	This entity has been consolidated as per Accounting Standard 21 – Consolidated Financial Statements.

(5)	These entities have been accounted for as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

At year-end fiscal 2018, all of our subsidiaries and joint ventures were incorporated in India, except the following five companies:

•	ICICI Securities Holdings Inc., incorporated in the United States;

•	ICICI Securities Inc., incorporated in the United States;

•	ICICI Bank UK PLC, incorporated in the United Kingdom;

•	ICICI Bank Canada, incorporated in Canada;

•	ICICI International Limited, incorporated in Mauritius.

ICICI Securities Holdings Inc. is a wholly owned subsidiary of ICICI Securities Limited and ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holdings Inc. ICICI Securities Holdings Inc. and ICICI Securities Inc. are consolidated in ICICI Securities’ Limited’s financial statements.

Technology

We endeavor to be at the forefront of usage of technology in the financial services sector. We strive to use information technology as a strategic tool for our business operations, to gain competitive advantage and to improve our overall productivity and efficiency. We continuously invest in key technological platforms like mobility, cognitive intelligence, blockchain and other new-age technologies that provide an edge in our offerings to customers. We aim to bring in high levels of functionality in all our channels such as branches, internet banking, ATMs, mobile banking, tablet banking which involves opening bank accounts using tablets, phone banking and Facebook banking where banking facilities are provided through a social network. At the same time, we continue to improve and strengthen security, infrastructure and networks. We continue to invest in technologies to provide a secure, superior, seamless and uniform service experience to customers across all channels. In order to enable organization-level coordinated efforts and enhance our focus on leveraging technology and capitalizing on opportunities in the digital space, we created a technology and digital group in the Bank, headed by a Chief Technology and Digital Officer, which integrates all the technology teams as well as the digital channels, business intelligence and analytics teams with a view to building strategic synergies across business groups. The technology and digital group is also responsible for incubating innovative projects and developing partnerships in the digital space.

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

Technology Organization

Our technology and digital group has been created to provide an integrated technology and digital agenda for the Bank across various business groups including retail, corporate, small and medium enterprises and treasury. The group comprises a digital channels group focused on internet banking and mobile solutions, a digital partnerships group for developing partnerships with technology-driven companies, a business technology group to support core banking and other systems used by business groups, a corporate center technology group to provide technology systems used by the corporate center, markets and human resources groups, a technology infrastructure and technology management group to provide the required infrastructure, and an innovation lab that is prototyping, incubating and piloting strategic digital projects.

Banking Application Software

We use banking applications like a core banking system, loan management system, and credit card management system, all of which are flexible and scalable and allow us to serve our growing customer base. A central stand-in server helps to maintain the availability of services all days of the week, throughout the year, to the various delivery channels even if the primary systems are unavailable. Our core banking loan management and credit card management systems are flexible and scalable to serve our growing customer base. Our backup systems are strengthened to improve management and governance relating to backups.

Electronic and Online Channels

We use a combination of physical and electronic delivery channels to maximize customer choice and convenience, which has helped to differentiate our products in the marketplace. Our branch banking software is flexible and scalable and integrates seamlessly with our electronic delivery channels. At year-end fiscal 2018, we had 14,367 automated teller machines across India. Our automated teller machines have additional features such as instant fund transfer, bill payment and insurance premium payment. At year-end fiscal 2018, we had 110 fully automated Touch Banking branches that provide 24-hour simple and convenient electronic banking to customers. At these branches, customers can perform banking transactions like cash deposits, cash withdrawals, fund transfer, bill payments and enquiries relating to their accounts. Customers can also interact with our customer service staff through video-conferencing facilities at select Touch Banking branches. Our employees open new customer accounts using tablets to capture customer information digitally in order to minimize physical documents and improve efficiency in opening of new deposit accounts.

We offer a number of online banking services to our customers for both corporate and retail products and services. Our website offers a seamless and customized experience across multiple devices. It also gives differential experience to different customer segments. We enhanced our corporate banking mobile app, iBizz, with additional features and a better user interface for the benefit of our current account customers. We have eased the access to certain loan and savings products by offering them almost instantly with minimal requirements. These include providing instant credit cards, quick opening of public provident fund accounts, disbursal of personal loans through ATMs and instant overdraft for micro, small and medium enterprises. We also have a banking app for rural customers, Mera iMobile, which allows users in rural areas to avail as many as 135 services and is available in several Indian languages. Our call centers across locations at Thane and Hyderabad are operational around the clock and are equipped with multiple leading edge systems such as interactive voice response systems, automatic call distribution, computer telephony integration and voice recorders. We seek to use the latest technology in these call centers to provide an integrated customer view to the call center agents to get a complete overview of the customer’s relationship with us. The database enables customer segmentation and assists the call agent in identifying and executing cross-selling opportunities. Our banking application on Facebook allows customers to access their account details, view account statements and place service requests. We also have innovative payment services on Twitter, through which customers can transfer funds while using Twitter.

We offer mobile banking services in India in line with our strategy to offer multi-channel access to our customers. This service has now been extended to all mobile telephone service providers across India and non-resident Indian customers in certain other countries where we have a presence. In recent years, we have enhanced our focus on mobile banking in view of the growing use of mobile phones for various applications. Our mobile banking application, iMobile, offers more than 165 services, which are available across all mobile platforms. The offerings integrated in the application enable the customers to enjoy the option of logging in through either their mobile pin (MPIN) or personalized username, initiate a transaction before reaching the branch through Insta Banking, purchase insurance and mutual funds, pay taxes and avail forex services. It allows customers to directly call our call center, withdraw cash from automated teller machines without using a card, tag frequent transactions as favorites, receive alerts from Google Now and use Touch ID (from Apple) as an alternate authentication method for secured login. We have also introduced chatbots, an artificial intelligence enabled chat feature, to perform various banking activities.

Our online remittance solution is also available as a mobile application across major platforms and allows customers to track exchange rates and initiate remittance transactions. In the area of remittances, we have focused on products that can expedite money transfer and offer convenience to customers in remitting money to India. We have enhanced our remittance services, Money2India website and mobile application, for seamless experience and offer round the clock instant transfers. We have also launched a voice based international remittances and social media pay service to enable non-resident customers to send money to India.

In fiscal 2015, we launched our e-wallet called “Pockets”, which is a mobile application allowing an individual to transact on any website or mobile application in India. The e-wallet allows for the transfer of funds to any email ID, mobile number, friend on Facebook and bank account, the payment of bills and the booking of tickets. We have also provided solutions in areas like urban mass rapid transit payment systems and electronic toll collection on highways and have developed exclusive cards with the convenience of automatic top-up of the balance available for transit or toll payments, thus minimizing waiting time for making such payments.

We have launched electronic toll collections and transit card solutions. We introduced transit cards for metro trains and have tied up with metro operators in Delhi, Mumbai, Hyderabad, Bengaluru and Ahmedabad. We have issued prepaid radio frequency identification tags for vehicles for electronic toll collection and have also developed a central clearing house to process the toll payments.

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

We also launched a contactless mobile payment solution which allows cashless payments using smartphones, thereby eliminating the need to carry cash or debit and credit cards. In fiscal 2018, we hosted the second edition of the virtual mobile application development challenge called ‘ICICI Appathon’ tapping into the immense talent of a techno-innovative generation to bring new ideas and develop the next generation of banking applications on mobile phones. The objective is to develop next generation banking applications on mobile and the web space.

We worked closely with the National Payments Corporation of India for the development of the Unified Payment Interface, a payment platform which allows instant transfer of funds to any bank account using a virtual payment address and without requiring bank account details. The Unified Payment Interface has been promoted by us through various platforms. We introduced Unified Payment Interface in our mobile application and our digital wallet. We also enabled payment through the Bharat Interface for Money, a mobile application promoted by the government of India and built using the Unified Payment Interface. We enabled payments using the Unified Payment Interface for users of the Truecaller app in India. We launched a mobile application for merchants in India, ‘Eazypay’, which allows merchants to accept payments on mobile phones through multiple modes including credit/debit cards of any bank, internet banking and through our digital wallet. In fiscal 2018, we also engaged with web-based service providers like cab aggregators and an online food delivery for offering payment services using the Unified Payment Interface platform.

In fiscal 2018. we entered into a partnership with an online payment platform, to provide access to instant credit to the customers of the payment application. This is a first-of-its-kind partnership between a bank and a payments platform. We have leveraged big data based algorithms for real time credit assessment of customers, including credit bureau checks. While this is currently being offered to only our customers who are using this online payment platform, it will be eventually extended to non-ICICI Bank customers.

We have taken several steps to expedite transaction processing using technology. We have introduced software robotics, and are using over 750 software robots to perform close to two million banking transactions every working day. This has enabled us to significantly reduce our response time to our customers.

In an initiative to promote a digital culture and a less cash economy in the villages, we have undertaken a program to promote use of digital technology in the villages. This program encompasses digitization of transactions and commercial activities in the villages, besides providing credit facilities and market linkages. Through the ICICI Foundation for Inclusive Growth, we are also providing vocational training for livelihood generation in the villages. We have converted over 600 villages into digital villages under this program by March 31, 2018.

High-Speed Electronic Communications Infrastructure

We have a nationwide data communications backbone linking all our channels and offices. The network is designed for extensive reach and redundancy, which are imperative in a vast country like India.

Operations Relating to Commercial Banking for Corporate Customers

Our corporate banking back office operations are centralized and we have a business process management solution to automate our activities in the areas of trade services and general banking operations. Through integration of the workflow system with the imaging and document management system, we have achieved substantial savings and practically eliminated the use of paper for these processes. We have a comprehensive payments solution for institutional and government customers. We have an online tendering platform, supporting multiple payment modes and covering various electronic collection and payment products. Under the new goods and services tax regime introduced in July 2017, we have been authorized to collect taxes by the government of India, which will facilitate payment of taxes by corporates directly to the government. We are also building on new technologies to simplify and expedite processes. In fiscal 2017, we had executed pilot transactions in international trade finance and remittance using blockchain technology. In fiscal 2018, the Bank successfully on-boarded over 250 corporations on the blockchain platform for trade finance. We also led the creation of a consortium of public and private sector banks to digitize inland trade.

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

Customer Relationship Management

We have implemented a customer relationship management solution for the automation of customer service requests in all key retail products. The solution helps in tracking and timely resolution of various customer queries and issues. The solution has been deployed at the phone banking call centers as well as at a large number of branches.

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

Data Centre and Disaster Recovery System

We have a data center at Hyderabad, which is designed to optimize energy efficiency and accommodate high server densities. We also have a disaster recovery data center at Jaipur. We have developed business continuity plans, which would help facilitate continuity of critical businesses in the event of a disaster. These plans are tested periodically and have been prepared in line with the guidelines issued by the Reserve Bank of India and have been approved by our Board of Directors. The Bank has created its own private cloud to enable cloud computing. The Bank has also equipped itself with state-of-the-art infrastructure management systems which leverage Internet of Things based technology at its data center for optimal utilization of energy and reduction of operational costs.

Cyber Security

We have taken a comprehensive approach pertaining to cyber security and have laid down policies, standards and guidelines addressing security against cyber threats. We have implemented a robust information and cyber security control framework by deploying several security controls including firewalls, intrusion prevention systems, a digital rights management solution, a data leakage prevention solution, an anti-email spoofing framework, mobile device management and an advanced behavior based anti-malware and dynamic URL filtering solution. We have adopted a defense-in-depth approach to protect our cyber security infrastructure. We have a dedicated in-house cyber security operations center for monitoring and handling cyber security incidents. See also “Risk Factors—Risks Relating to Our Business—We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure”.

Competition

We face competition in all our principal areas of business from Indian and foreign commercial banks, housing finance companies, non-banking financial companies, new differentiated banks in the private sector such as payments banks and small finance banks, non-bank entities offering retail payments services, mutual funds and investment banks. We are the largest private sector bank in India in terms of total assets on a consolidated basis at year-end fiscal 2018. We seek to gain competitive advantage over our competitors by offering innovative products and services, using technology, building customer relationships and developing a team of highly motivated and skilled employees. We evaluate our competitive position separately in respect of our products and services for retail and corporate customers.

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

The retail market is rapidly changing with developments in technology and innovations in mobility and digitization. This has increased the focus of Indian banks on leveraging these trends to compete effectively. Banks in India, including us, are offering products and services through multiple technology-enabled channels including mobile and internet based banking services, apart from the traditional branch network. Foreign banks have the product and delivery capabilities but are likely to focus on limited customer segments and geographical locations since they have a smaller customer base than Indian commercial banks. Foreign banks had 287 branches in India at March 31, 2018. Indian public sector banks have wide branch distribution networks but generally have limited technology and marketing capabilities. Private sector banks have a relatively smaller branch network but stronger technology capabilities. In addition, some specialized non-banking financial companies have increased market share in certain segments of retail banking products, including segments where banks have a presence. They have significantly expanded their network and emerged as competitors particularly in the home, vehicle and personal loans markets. We seek to compete in this market through a full product portfolio and effective distribution channels, which include new technological offerings, branches, agents, robust credit processes and collection mechanisms, and experienced professionals.

Commercial banks compete to attract retail bank deposits, historically the preferred retail savings product in India. We pursue a multi-channel distribution strategy utilizing physical branches, business correspondents, ATMs, telephone banking call centers, mobile banking, tablet banking, the internet and social media to reach customers. Further, following a strategy focused on customer profiles and product segmentation, we offer differentiated liability products to customers depending on their occupation, age and income profile. We manage to capitalize on our corporate relationships to gain individual customer accounts through payroll management products. Mutual funds are another source of competition to us. Mutual funds offer tax advantages and have the capacity to earn competitive returns and hence present a competitive alternative to bank deposits. Competition in lending to the retail segment has increased significantly in recent years. Commercial banks, particularly private sector banks, are significantly increasing lending to retail customers due to the limited opportunities in lending to the corporate sector, thus leading to competitive pressures. We also face competition from non-banking finance companies that are lending in segments in which banks have a presence and in recent years, they have significantly expanded their network and their presence in the retail market, as commercial banks have slowed down lending due to challenging operating and recovery environment.

New banks in the private sector are also competing with us. The Reserve Bank of India granted approval to two applicants for setting up new private sector banks which began banking operations during fiscal 2016. The Reserve Bank of India has given licenses to payments banks, which includes large telecom companies and pre-paid wallet providers. Licenses have also been given to small finance banks, which include micro-finance non-banking finance companies. Ten small finance banks and six payments banks have begun operations. The Reserve Bank of India has released a discussion paper on licensing of wholesale and long-term finance banks that will largely lend to infrastructure and core industries. A discussion paper on licensing of other differentiated banks such as custodian banks is also indicated. The Reserve Bank of India has released draft guidelines in May 2016 with respect to continuous licensing policy for universal banks as compared to the earlier practice of intermittently issuing licenses. The Reserve Bank of India has also indicated that it plans to give greater access to foreign banks in the Indian market. The Reserve Bank of India released a framework for the presence of foreign banks in November 2013 and has indicated that the subsidiary route would be the preferred mode of presence for foreign banks and has proposed giving near national treatment based on the principles of reciprocity and subsidiary mode of presence. Recently, non-financial companies, particularly technology companies, are increasing their presence in the financial sector and are offering payment platforms and select services.

Commercial Banking Products and Services for Agricultural and Rural Customers

In our commercial banking operations for agricultural and rural customers, we face competition from public sector banks that have large branch networks in rural India. Other private sector banks and non-banking finance companies have also increased their focus on rural markets. We also face competition from specialized players such as rural-focused financial institutions and micro-finance companies. The Reserve Bank of India has issued licenses to specialized small finance banks, which have higher directed lending targets compared to banks and will compete in the rural and unorganized sectors. We seek to compete in this business based on our product strategy, technological capabilities and having multiple channels.

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

In project finance, our competitors are Indian banks and non-bank financial institutions. In recent years, the Indian banking sector has been facing challenges in project financing, particularly to the infrastructure sector, due to a rise in defaults by borrowers which has led to a significant increase in non-performing loans for the banking sector, including us. Several borrower accounts are under resolution and have been referred under the Insolvency and Bankruptcy Code. There are uncertainties with regard to the resolution and recovery in these loan accounts. Going forward, we intend to remain cautious in lending to projects.

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

Employees

At year-end fiscal 2018, we had 112,360 employees, including sales executives, employees on fixed term contracts and interns, compared to 107,971 employees at year-end fiscal 2017 and 97,132 employees at year-end fiscal 2016. Of these, 82,724 employees were employed by ICICI Bank at year-end fiscal 2018 (at year-end fiscal 2017: 82,841). Of our 112,360 employees at year-end fiscal 2018, approximately 51,019 were professionally qualified, holding degrees in management, accountancy, engineering, law, computer science, economics or banking.

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

ICICI Bank has an employee stock option scheme to encourage and retain high-performing employees. Pursuant to the employee stock option scheme, up to 10.0% of the aggregate of our issued equity shares at the time of grant of the stock options can be allocated under the employee stock option scheme. The stock options entitle eligible employees to apply for equity shares. Pursuant to Securities and Exchange Board of India (Share Based Employee Benefits) Regulations, 2014, options are granted by the Board Governance, Remuneration & Nomination Committee and noted by the Board.

The eligibility of each employee is determined based on an evaluation including the employee’s work performance and potential. ICICI Bank pays performance linked retention pay to its front-line employees and junior management and performance bonus to its middle and senior management. Performance linked retention pay aims to reward front-line and junior managers mainly on the basis of skill maturity attained through experience and continuity in role which is a key differentiator for customer services. ICICI Bank also pays variable pay to sales officers and relationship manager in wealth management roles while monitoring that such pay-outs are in accordance with the compensation-related guidelines of the Reserve Bank of India. The Bank uses a higher proportion of variable pay at senior levels and lower variable pay at front-line staff and junior management levels. The quantum of bonus for an employee does not exceed a certain percentage of the total fixed pay in a year. Within this percentage, if the bonus exceeds a predefined percentage of the fixed pay, a part of the bonus is deferred and paid over a period. The deferred portion is subject to malus, under which ICICI Bank would prevent vesting of all or part of the variable pay in the event of an enquiry determining gross negligence, breach of integrity or in the event of reasonable evidence of deterioration in financial performance. In such cases, variable pay already paid out is subject to claw-back arrangements. See also “Management—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme”.

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

In addition to basic compensation, employees of ICICI Bank are eligible to receive loans from ICICI Bank at subsidized rates and to participate in its provident fund and other employee benefit plans. The provident fund, to which both ICICI Bank and its employees contribute a defined amount, is a savings scheme, required by government regulation, under which ICICI Bank at present is required to pay to employees a minimum annual return as specified from time to time, which was specified at 8.55% for fiscal 2018. If such return is not generated internally by the fund, ICICI Bank is liable for the difference. ICICI Bank has also set up a superannuation fund to which it contributes defined amounts. The employees have been given an option to opt out of the superannuation fund and in such cases the defined amounts are paid as part of monthly salary. In addition, ICICI Bank contributes specified amounts to a gratuity fund set up pursuant to Indian statutory requirements.

The following table sets forth, at the dates indicated, the number of employees in ICICI Bank and its consolidated subsidiaries and other consolidated entities.

	At March 31,
	2016		2017		2018
	Number	% of total	Number	% of total	Number	% of total
ICICI Bank Limited	74,096	76.3	82,841	76.7	82,724	73.6
ICICI Prudential Life Insurance Company Limited	10,706	11.0	12,437	11.5	15,819	14.1
ICICI Lombard General Insurance Company Limited	6,427	6.6	6,460	6.0	6,855	6.1
ICICI Home Finance Company Limited(2)	515	0.5	287	0.3	332	0.3
ICICI Prudential Asset Management Company Limited	1,184	1.2	1,476	1.4	1,913	1.7
ICICI Securities Limited	3,676	3.8	3,925	3.6	4,189	3.7
ICICI Securities Primary Dealership Limited	77	0.1	76	0.1	76	0.1
Others	451	0.5	469	0.4	452	0.4
Total number of employees(1)	97,132	100.0	107,971	100.0	112,360	100.0

(1)	Includes interns, sales executives and employees on fixed-term contract totaling 1,286 at year-end fiscal 2018, 1,850 at year-end fiscal 2017 and 2,070 at year-end fiscal 2016.

(2)	All employees are deputed from ICICI Bank.

Properties

Our registered office is located at ICICI Bank Tower, Near Chakli Circle, Old Padra Road, Vadodara 390 007, Gujarat, India. Our corporate headquarters are located at ICICI Bank Towers, Bandra-Kurla Complex, Mumbai 400 051, Maharashtra, India.

ICICI Bank had a principal network consisting of 4,867 branches and 14,367 ATMs at March 31, 2018 compared to 4,850 branches and 13,882 ATMs at March 31, 2017. These facilities are located throughout India. In addition to branches, extension counters and ATMs, ICICI Bank has 45 controlling or administrative offices, including our registered office at Vadodara and our corporate headquarters at Mumbai, 66 processing centers and 36 currency chests. At March 31, 2018, we had branches in Bahrain, Dubai International Financial Centre, Hong Kong, Qatar Financial Centre, Singapore, Sri Lanka, the United States, South Africa, China and representative offices in the United Arab Emirates, Bangladesh, Indonesia, and Malaysia. We also provide residential facilities to employees. At March 31, 2018, we owned 788 apartments for providing residential facilities to our employees.

Legal and Regulatory Proceedings

We are involved in various litigations and are subject to a wide variety of banking and financial services laws and regulations in each of the jurisdictions in which we operate. We are also subject to a large number of regulatory and enforcement authorities in each of these jurisdictions. We are involved in a number of legal proceedings and regulatory relationships in the ordinary course of our business, some of which have resulted in penalties imposed on and paid by us in the past.

The following penalties were imposed and paid by us in the past:

•	In June 2013, the Reserve Bank of India imposed a penalty of Rs. 10 million on ICICI Bank, along with penalties on other banks in India, pursuant to its investigation following a sting operation by a news website on branches of Indian banks and insurance companies.

•	In September 2013, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 0.5 million on ICICI Lombard General Insurance Company Limited, along with penalties on other general insurers in India, for not meeting the mandatory target in respect of declined risk pool for fiscal 2013.

•	In July 2014, the Reserve Bank of India imposed a penalty on 12 Indian banks including us following its scrutiny of the loan and current accounts of one corporate borrower with these banks. The penalty imposed on us was Rs. 4 million.

•	In October 2014, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 5 million on ICICI Lombard General Insurance Company Limited following the on-site inspection conducted in August 2010 on market conduct and financial condition of the company.

•	In December 2014, the Reserve Bank of India imposed penalties on two Indian banks, including us, for non-compliance with the Know Your Customer/Anti Money Laundering directions/guidelines issued by the Reserve Bank of India in respect of fraudulent opening of fictitious accounts with certain banks. The penalty imposed on us was Rs. 5 million.

•	In February 2015, a penalty was imposed on several banks including ICICI Bank by the Financial Intelligence Unit, India for failure in reporting of attempted suspicious transactions, with respect to the incidents concerning the media sting operation in June 2013. The Bank was levied a penalty of Rs. 1.4 million which we had paid and filed an appeal against the penalty with the Appellate Tribunal. In June 2017, the Appellate Tribunal ruled that the penalty was not sustainable. The Tribunal asked the appellant banks to be careful and report such matters in future. See also “—Risk Management—Anti-Money Laundering Controls”.

•	In September 2015, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 1 million on ICICI Lombard General Insurance Company Limited after an on-site inspection on Government sponsored schemes conducted during February, 2014.

•	In October 2015, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 0.5 million on ICICI Prudential Life Insurance Company Limited for payments made directly to employees of outsourced entity over and above agreed contract terms and conditions.

•	In March 2017, the Insurance Regulatory and Development Authority of India imposed a penalty of Rs. 2 million on ICICI Prudential Life Insurance Company Limited for non-compliance with certain regulations/guidelines issued by the Insurance Regulatory and Development Authority of India towards marketing support fees and expenses, payouts to corporate agents and rewards and recognition programs for distribution partners.

•	In October 2017, the Reserve Bank of India advised ICICI Securities Primary Dealership Limited to pay a penalty of Rs. 12,637 for having availed the liquidity support in excess of the limit. ICICI Securities Primary Dealership Limited has requested the Reserve Bank of India to reconsider the penalty levied on it.

~~•~~	In November 2017, an overseas regulator imposed a total sum of SGD 0.8 million (Rs. 38.2 million) for non-adherence of rules under Anti-Money Laundering regulations at one of ICICI Bank’s overseas branches, resulting from regulatory inspection conducted in 2013 and subsequently, pursuant to a consultant’s review of records, relating to the period of May 2012 to April 2014.

•	In March 2018, the Reserve Bank of India imposed a monetary penalty of Rs. 589 million on ICICI Bank for non-compliance with directions/guidelines issued by the Reserve Bank of India. This penalty has been imposed in exercise of powers vested in the Reserve Bank of India under the provisions of Section 47A(1) (c) read with Section 46(4)(i) of the Banking Regulation Act, 1949.

At year-end fiscal 2018, our contingent tax liability was assessed at an aggregate of Rs. 70.7 billion, mainly pertaining to income tax, service tax and sales tax/value added tax demands by the government of India’s tax authorities for past years. We have appealed against each of these tax demands. The tax related inquiries by the tax authorities are not included in contingent liabilities as we believe that such proceedings are likely to be either dropped by the tax authorities or will not be upheld by judicial authorities. Based on consultation with counsel and favorable decisions in our own and other similar cases as set out below, management believes that the tax authorities are not likely to be able to substantiate their tax assessments and, accordingly, we have not provided for these tax demands at year-end fiscal 2018. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by us.

Of the contingent tax liability of Rs. 70.7 billion:

•	Rs. 57.6 billion related to appeals filed by us or the tax authorities with respect to assessments mainly pertaining to income tax, and interest tax, where we were relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities were:

•	Rs. 21.9 billion related to whether interest expenses can be attributed to earning tax-exempt income. We believe that no interest can be allocated as there are no borrowings earmarked for investments in shares/tax free bonds and our interest free funds are sufficient to cover investments in the underlying tax free securities. We have relied on favorable opinion from counsel and past decisions by the appellate in similar cases;

•	Rs. 17.7 billion related to the disallowance of mark-to-market losses on derivative transactions treated by the tax authorities as notional losses. We have relied on favorable opinion from counsel and favorable appellate decisions in similar cases, which had allowed the deduction of mark-to-market losses from business income;

•	Rs. 3.9 billion related to the disallowance of depreciation claims on leased assets by the tax authorities, by treating the lease transactions as loan transactions. We have relied on a favorable opinion from the counsel and favorable appellate decisions in the Bank’s own case and other similar cases;

•	Rs. 1.5 billion related to taxability of amounts withdrawn from the special reserve. ICICI Bank had maintained two special reserve accounts, which included a special reserve created up to assessment year fiscal 1998. Withdrawals from the account were assessed as taxable by the tax authorities for the assessment years fiscal 1999 to fiscal 2001. We have received favorable orders in respect of these assessment years, however these are subject to further appeal by the income tax department;

•	Rs. 2.3 billion related to the disallowance of broken period interest paid on purchase of government securities considering it as capital in nature since the same have been classified under held-to-maturity category by us. We have relied on favorable appellate decisions in Bank’s own case and other similar cases;

•	Rs. 2.0 billion related to the disallowance of interest paid on perpetual bonds as it does not qualify as a borrowing and interest paid on these bonds is not admissible as a deduction. We have relied on a favorable opinion from legal counsel in this regard;

•	Rs. 2.8 billion related to the disallowance of written-off amounts for credit cards for claiming bad debt write-offs. It was disallowed on the ground that the credit card business is neither a banking business nor pertaining to money lending and hence did not fulfill conditions for claim of bad debt write-off. We have relied on a favorable opinion from legal counsel in this regard.

•	Rs. 10.0 billion was in respect of service tax matters. Of the total demand, Rs. 3.1 billion pertained to the Bank mainly relating to interest charged on liquidity facilities provided to trusts holding securitized loan portfolios, inter-change fee received by the Bank as an issuing bank on card transactions, amount received as subvention income from dealer/manufacturer for interest forgone by the Bank, amount paid as foreign bank charges in case of import and export transactions, and disallowance of input credit availed for service tax on insurance premium along with penalty thereon. An amount of Rs. 1.5 billion pertained to our life insurance subsidiary for levying service tax on surrender/foreclosure charges under unit linked insurance plans/life insurance plans, Rs. 3.9 billion pertained to the general insurance subsidiary for disallowance of service tax input credit on payments made to automobile dealers; Rs. 1.0 billion pertains to venture capital funds in respect of retention of contribution received by the fund being treated as fees received in lieu of management services rendered by them, and Rs. 0.3 billion pertains to ICICI Venture Funds Management Company Limited for levy of service tax on the income received from investment in venture capital units, by treating the same as performance fees received. The balance amount of Rs. 0.2 billion pertained to other entities. We believe that the tax authorities would not be able to substantiate the above tax demands.

•	Rs. 3.1 billion mainly pertained to value added tax on disposal of repossessed assets, sales tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank, and bullion-related matters where we are relying on favorable opinions from the counsel. Of the total demand, Rs. 1.4 billion pertains to value added tax on disposal of repossessed assets, where we are relying on a favorable opinion from the counsel in this regard as the Bank was only a facilitator for the disposal of repossessed assets for the recovery of the loan amount due from the borrower and could not be regarded as a seller of repossessed assets. The other disputed issues mainly pertain to tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank and bullion related matters pertaining to procedural issues like submission of statutory forms.

Based on judicial precedents in our own and other cases, and upon consultation with the tax counsel, the management believes that it is more likely that our tax position will be sustained and accordingly, no provision has been made in the accounts.

The above contingent liability does not include Rs. 33.7 billion, considered as remote. Of the total disputed tax demands classified as remote, Rs. 29.3 billion mainly pertained to the deduction of bad debts and levy of penalties, which were covered by favorable Supreme Court of India decisions in other cases and Rs. 4.4 billion pertained to short credit of taxes paid. Therefore, they were not required to be disclosed as contingent liability. The consequence of inquiries initiated by the tax authorities were not quantified, as we believe that such proceedings were likely to be dropped by the tax authorities or would not be upheld by judicial authorities.

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

We held a total provision of Rs. 303 million at year-end fiscal 2018 for 382 cases with claims totaling to approximately Rs. 5.9 billion, where an unfavorable outcome was deemed probable and in respect of which a reliable estimate could be made.

For cases where an unfavorable outcome is deemed to be reasonably possible but not probable, the amount of claims is included in contingent liabilities. At year-end fiscal 2018, such claims amounted to a total of Rs. 647 million relating to 103 cases. It was not possible to estimate the possible loss or range of possible losses for these cases due to the nature of the cases and other external factors. For cases where the possibility of an unfavorable outcome is deemed remote, we have not made a provision, nor have we included the amount of the claims in these cases in contingent liabilities.

In some instances, civil litigants have named our directors as co-defendants in lawsuits against ICICI Bank. There were 217 such cases at year-end fiscal 2018.

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

At year-end fiscal 2018, there were 73 ongoing litigations (including those where the likelihood of our incurring liability is assessed as “probable”, “possible” and “remote”), each involving a claim of Rs. 10 million or more, with an aggregate amount of approximately Rs. 92.9 billion (to the extent quantifiable and including amounts claimed jointly and severally from us and other parties). The following are 6 litigations where the amounts claimed are Rs. 1.0 billion or higher:

•	The promoters and promoter group entities of Kingfisher Airlines Limited have filed a suit in the Bombay High Court against 19 lenders who had provided credit facilities to Kingfisher Airlines Limited seeking to declare void the corporate guarantee given by one of the entities to the lenders and restrain the lenders from acting in furtherance of the corporate guarantee as well as a personal guarantee of the promoter and invocation of pledge of shares held by the lenders, and claiming damages of Rs. 32.0 billion from the lenders towards sums invested by the promoter group in Kingfisher Airlines Limited. The Bombay High Court has not granted any interim relief restraining lenders from acting in furtherance of the invocation of pledge. ICICI Bank had assigned its exposure to Kingfisher Airlines Limited to a third party in September 2012 and thereby ceased to be a lender to the company. The cause of action for the suit arose subsequent to that date, and the securities mentioned in the suit were not securities held by ICICI Bank even when it was a lender to the company. Consequently, ICICI Bank believes the suit against it is not maintainable and has filed its written statement. The matter is pending before the court.

•	In 1999, we filed a suit in the Debt Recovery Tribunal, Delhi against Esslon Synthetics Limited and its Managing Director (in his capacity as guarantor) for the recovery of amounts totalling Rs. 169 million due from Esslon Synthetics Limited. In May 2001, the guarantor filed a counterclaim for an amount of Rs. 1.0 billion against us and other lenders who had extended financial assistance to Esslon Synthetics on the grounds that he had been coerced by officers of the lenders into signing an agreement between LML Limited, Esslon Synthetics and the lenders on account of which he suffered, among other things, loss of business. Esslon Synthetics Limited filed an application to amend the counterclaim in January 2004. We have filed our reply to the application for amendment. The guarantor has also filed an interim application on the grounds that certain documents have not been exhibited, to which we have filed our reply stating that the required documents are neither relevant nor necessary for adjudicating the dispute between the parties. In the meantime, the Industrial Development Bank of India has challenged the order of the Debt Recovery Tribunal, Delhi, whereby the Debt Recovery Tribunal allowed LML Limited to be included in the list of parties. The Debt Recovery Appellate Tribunal, Delhi has passed an interim stay order against the Debt Recovery Tribunal proceedings. In the liquidation proceeding before the High Court at Allahabad, the official liquidator attached to the Allahabad High Court sold the assets of Esslon Synthetics for Rs. 61 million in November 2002. We have filed our claim with the official liquidator attached to the Allahabad High Court for our dues. The official liquidator has informed us that the claim of the Bank has been allowed and that the amount payable to the Bank is Rs. 12 million. We have filed an affidavit before the official liquidator for disbursement of the amount and the official liquidator has released Rs. 9 million to the Bank and the balance amount will be disbursed after finalization of amounts due to the employees of Esslon Synthetics by the Company court. Further, the guarantor has filed an insolvency proceeding before the insolvency court which is currently being opposed by the lenders including ICICI Bank. The matter is pending.

•	UIC Udyog (the borrower) had availed loans from a consortium of banks including ICICI Bank. Subsequently, the loan of the borrower was restructured. However, the borrower failed to adhere to the terms and conditions of the restructuring plan and the restructuring package to the borrower was withdrawn by banks. ICICI Bank thereafter initiated recovery proceedings against the borrower by enforcing security against the loan. The matter is pending before the debt recovery tribunal. Further, the borrower has also filed a suit, claiming a total amount of Rs. 5.3 billion from the consortium banks, alleging that the banks did not, among other things, abide by the terms and conditions of the loan arrangement resulting in the losses to the borrower.

•	ICICI Bank classified the loan given to Essar Power Jharkhand Limited as non-performing asset and recalled the facilities on August 1, 2017. Further, ICICI Bank invoked the corporate guarantees provided by Essar Global Fund Limited, Essar Energy Limited and Essar Power Limited on August 11, 2017. Upon invocation of the corporate guarantees, Essar Energy Limited filed a suit in the Bombay High Court against ICICI Bank and Essar Power Jharkhand Limited disputing the validity of the corporate guarantee and seeking damages from ICICI Bank amounting to Rs. 42.3 billion. The matter is pending before the court.

•	A personal loan borrower filed a complaint before Banking Ombudsman, Mumbai aggrieved with the return of equated monthly instalment for a personal loan availed by the borrower from ICICI Bank claiming Rs. 5.0 billion. The matter was closed in April 2018 and the Bank reversed the service charges amounting to Rs. 610 and paid an amount of Rs. 3,000 as service gesture.

•	Certain investors of a real estate investment fund, registered in Mauritius, which is an investor in a real estate fund in India managed by ICICI Venture Funds Management Company Limited, a wholly owned subsidiary of ICICI Bank, have filed a petition in the Supreme Court of Mauritius against ICICI Venture Funds Management Company, the trustee and administrators of the fund and ICICI Bank alleging mis-selling and mismanagement of the Fund, and have claimed damages of US$ 103.6 million. All the respondents to the petition, including the Bank and its subsidiary, have denied and rebutted the allegations and countered the petition. The preliminary objections raised by the respondents with respect to jurisdiction, maintainability, procedural errors in the petition etc. are yet to be disposed of.

We or our employees may be subject to regulatory investigations or enforcement proceedings in multiple jurisdictions in a variety of contexts. We have also experienced international expansion into banking in multiple jurisdictions which exposes us to a variety of regulatory and business challenges and risks, including cross-cultural risk, and which increased the complexity of our risks in a number of areas including currency risks, interest rate risks, compliance risk, regulatory risk, reputational risk and operational risk. Despite our best efforts at regulatory compliance and internal controls, we, or our employees, may from time to time, and as is common in the financial services industry, be the subject of confidential enquiries, examinations or investigations that might, or might not, lead to proceedings against us or our employees. In any such situation it is our policy to conduct an internal enquiry, co-operate with the regulatory authorities and, where appropriate, suspend or discipline employees, including terminating their services.

In response to two instances of whistleblower complaints and/or allegations in the media, the Audit Committee has initiated two investigation/enquiry. In each case, the subject of the investigation/enquiry is also the subject of one or more regulatory enquiries or investigations.

First, the Audit Committee of the Bank under direction given by the Board of Directors has instituted an independent enquiry, headed by a former Supreme Court Judge, Hon’ble Mr. Justice B. N. Srikrishna (Retd.), to consider various allegations relating to the MD and CEO, Ms. Chanda Kochhar. The allegations have been levelled against Ms. Kochhar through media articles, a whistleblower complaint and complaints written by a private individual to senior government officials and regulators. The allegations include nepotism, quid pro quo and claims that Ms. Kochhar, by not disclosing conflicts of interest caused by certain transactions between certain borrowers of the Bank and entities controlled by Ms. Kochhar’s spouse, committed infractions under applicable regulations and the Bank’s Code of Conduct.

The independent enquiry is supported by an independent law firm and a forensic firm. The independent enquiry is under way.

In addition, SEBI issued a show-cause notice to Ms. Kochhar and to the Bank in May 2018 related to the allegations. The Bank is in the process of responding to the relevant allegations in the notice which pertain to the Bank. The Central Bureau of Investigation also initiated a preliminary enquiry against various individuals and firms including unknown officers and/or officials of the Bank.

Ms. Kochhar is on a leave of absence while the independent enquiry takes place. In the interim, Mr. Sandeep Bakhshi has been appointed as Chief Operating Officer, subject to approval of the Reserve Bank of India, and reports directly to the Board of Directors during her absence.

See also “Risk Factors—Risks Relating to Our Business—The Audit Committee of the Bank has instituted an independent enquiry, headed by a former Supreme Court Judge, to consider various allegations relating to the MD and CEO, Ms. Chanda Kochhar. Ms. Kochhar is on a leave of absence pending the outcome of the independent enquiry”.

Second, the Bank became aware in March 2018 of an anonymous whistleblower complaint alleging incorrect asset classifications stemming from claimed irregular transactions in borrower accounts, incorrect accounting of interest income and non-performing asset recoveries as fees, and overvaluation of collateral securing corporate loans. The allegations related to fiscal 2016 and earlier. The Bank conducted an internal enquiry of these allegations under its Whistle Blower Policy, which was carried out by the Head of the Internal Audit Group and supervised directly by the Audit Committee, without the involvement of any other member of the Bank’s senior management. The enquiry resulted in an Interim Report that was reviewed in detail by the Audit Committee and the statutory auditors before the finalization of the accounts for the year ended March 31, 2018 and has been submitted to the Reserve Bank of India. In certain accounts, transactions were observed that may have delayed the classification of the account as non-performing in earlier years. Further, the Bank has reviewed certain additional accounts for any similar irregular transactions as alleged in the complaint. Based on the Interim Report and review undertaken for additional loan accounts, the Bank has concluded that the likely impact of these allegations is not material to the financial statements for the year ended March 31, 2018 or earlier periods reported in this annual report. The Bank has, since April 2016, implemented enhanced internal controls, relating to review of loan accounts which satisfy certain threshold parameters, primarily relating to size, credit rating and days-past-due, for identification of non-performing assets. The Bank also assessed and concluded that internal control over financial reporting was found to be effective as at March 31, 2018. The Bank, at the direction of the Audit Committee and with the assistance of external counsel, is continuing to investigate all of the allegations made by the whistleblower.

In addition, as a large and internationally active bank with operations and listing of its equity and debt instruments in multiple jurisdictions, the Bank is regularly engaged with regulators, including the United States Securities and Exchange Commission (“SEC”), on a range of matters, including regarding the March 2018 complaint. Even before this complaint, the Bank has been responding to requests for information from the SEC investigatory staff regarding an enquiry relating to the timing and amount of the Bank’s loan impairment provisions taken under U.S. GAAP. The Bank evaluates loans for impairment under U.S. GAAP for the purpose of preparing the annual footnote reconciling the Bank’s Indian GAAP financial statements to U.S. GAAP. The Bank has voluntarily complied with all requests of the SEC investigatory staff for information and interviews related to the Bank’s U.S. GAAP loan impairment process.

See also “Risk Factors—Risks Relating to Our Business—We are investigating certain allegations made in an anonymous whistleblower complaint that the Bank incorrectly classified certain assets due to claimed irregular transactions in borrower accounts, incorrectly accounted for interest income and non-performing asset recoveries as fees, and improperly valued loan collateral”.

In July 2018, our asset management company subsidiary received a letter from Securities and Exchange Board of India advising that it would be required to pay Rs. 2.4 billion, together with interest at 15% per annum, to five schemes of ICICI Prudential Mutual Fund, in connection with shares allotted to these schemes in the initial public offering of ICICI Securities Limited in March 2018. In addition, our asset management company subsidiary would be required to compensate the investors in these schemes, who have redeemed their units, for losses incurred since the March 2018 allotment, plus interest at 15% per annum. Our asset management company subsidiary is working towards closure of the matter.

See also “Risk Factors—Risks Relating to Our Business— Our asset management, insurance and securities subsidiaries are subject to extensive regulation and supervision which can lead to increased costs or additional restrictions on their activities that adversely impact the Bank”.

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

Fees and Other Payments Made by the Depositary

In fiscal 2018, we agreed to an amendment to an agreement previously entered into with the Depositary, Deutsche Bank Trust Company Americas in fiscal 2012. Under this amended agreement, the Depositary pays certain amounts to us and waives fees and expenses for services provided in exchange for the Deutsche Bank Trust Company Americas acting as the Depositary for the ADR program. We may use these payments to cover annual expenses incurred by the Bank towards investor relations or other expenses directly related to the ongoing maintenance of the ADR program. The amount of payment to us is generally tied to the amount of fees the depository collects from ADR holders, with certain exceptions. Under certain circumstances, including the removal of Deutsche Bank Trust Company Americas as Depositary or termination of the ADR program, we are required to repay to Deutsche Bank Trust Company Americas an amount equal to the payments made to us in prior periods to the extent that such payments have not been recovered from the issuance and dividend fees collected by the Depositary in prior periods. During fiscal 2018, we received approximately US$ 1.1 million relating to the ADR program.

 Selected Consolidated Financial and Operating Data

The following discussion and tables are based on our audited consolidated financial statements and accompanying notes prepared in accordance with Indian GAAP. For a reconciliation of net income and stockholders’ equity to U.S. GAAP, a description of significant differences between Indian GAAP and U.S. GAAP and certain additional information required under U.S. GAAP, see notes 20 and 21 to our consolidated financial statements included in this annual report. For selected financial data in accordance with U.S. GAAP, see “—Selected U.S. GAAP Financial Data”.

Certain re-classifications have been made in the financial statements for prior years to conform to classifications used in the current year. These changes have no impact on previously reported results of operations or stockholders’ equity. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP, including the Accounting Standards issued by the Institute of Chartered Accountants of India and guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority of India and the National Housing Bank as applicable to ICICI Bank and specific subsidiaries and joint ventures.

The consolidated financial statements for fiscal 2014 were audited by S.R. Batliboi & Co. LLP, Chartered Accountants, and for fiscal 2015 through 2018 by B S R & Co. LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2014 through 2018 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the auditing standards of the United States Public Company Accounting Oversight Board. Our published Indian GAAP consolidated financial statements and disclosures relating to U.S. GAAP net income reconciliation and stockholders’ equity reconciliation as required by U.S Securities and Exchange Commission and applicable GAAP, audited by KPMG, are set forth at the end of this annual report.

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

Operating Results Data

The following table sets forth, for the periods indicated, our operating results data.

	Year ended March 31,
	2014		2015		2016		2017		2018		2018(1)
	(in millions, except per common share data)
Selected income statement data:
Interest income(2)	Rs.	494,792	Rs.	549,640	Rs.	592,937	Rs.	609,399	Rs.	621,623	US$	9,547
Interest expense		(297,106)		(323,182)		(339,965)		(348,358)		(342,620)		(5,262)
Net interest income		197,686		226,458		252,972		261,041		279,003		4,285
Non-interest income		300,846		352,523		421,021		524,577		568,068		8,725
Net total income		498,532		578,981		673,993		785,618		847,071		13,010
Non-interest expenses
Payments to and provisions for employees		(59,688)		(65,683)		(69,123)		(78,933)		(83,335)		(1,280)
Expenses pertaining to insurance business		(162,367)		(191,640)		(232,710)		(276,982)		(336,374)		(5,166)
Other operating expenses(3)		(84,608)		(92,905)		(106,062)		(125,785)		(137,847)		(2,117)
Total non-interest expenses		(306,663)		(350,228)		(407,895)		(481,700)		(557,556)		(8,563)
Operating profit before provisions		191,869		228,753		266,098		303,918		289,515		4,447
Provisions and contingencies		(29,003)		(45,363)		(123,054)		(165,825)		(179,730)		(2,760)
Profit before tax		162,866		183,390		143,044		138,093		109,785		1,687
Provision for tax		(46,095)		(53,967)		(33,775)		(24,690)		(18,789)		(289)
Profit after tax		116,771		129,423		109,269		113,403		90,996		1,398

	Year ended March 31,
	2014		2015		2016		2017		2018		2018(1)
	(in millions, except per common share data)
Minority interest		(6,357)		(6,954)		(7,469)		(11,519)		(13,874)		(214)
Net profit	Rs.	110,414	Rs.	122,469	Rs.	101,800	Rs.	101,884	Rs.	77,122	US$	1,184
Per common share:
Earnings-basic(4) (8) (9)	Rs.	17.39	Rs.	19.24	Rs.	15.94	Rs.	15.92	Rs.	12.02	US$	0.18
Earnings-diluted(5) (8) (9)		17.30		19.04		15.83		15.84		11.89		0.18
Dividend(6) (8)		4.60		5.00		5.00		2.50		1.50		0.02
Book value(6) (7) (8) (9)		118.64		130.10		139.18		154.37		159.77		2.45
Equity shares outstanding at the end of the period (in millions of equity shares) (8)		6,352		6,377		6,396		6,407		6,428
Weighted average equity shares outstanding - basic (in millions of equity shares) (8) (9)		6,349		6,364		6,388		6,401		6,417
Weighted average equity shares outstanding – diluted (in millions of equity shares) (8) (9)		6,374		6,426		6,424		6,427		6,482

(1)	Rupee amounts for fiscal 2018 have been translated into U.S. dollars using the exchange rate of Rs. 65.11 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2018.

(2)	Interest income includes interest on rupee and foreign currency loans and advances (including bills) and hire purchase receivables and gains/(losses) on sell-down of loans of ICICI Bank. Interest income also includes interest on income tax refunds of Rs. 2.0 billion, Rs. 2.8 billion, Rs. 3.3 billion, Rs. 4.5 billion and Rs. 2.8 billion for fiscal 2014, 2015, 2016, 2017 and 2018 respectively.

(3)	Includes depreciation on fixed assets and other general office expenses.

(4)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share before dilutive impact.

(5)	Earnings per share is computed based on the weighted average number of shares and represents net profit/(loss) per share adjusted for full dilution. Options to purchase 80,713,710, 58,973,970, 105,867,630, 136,021,078 and 98,589,014 equity shares granted to employees at a weighted average exercise price of Rs. 188.4, Rs. 226.0, Rs. 250.9, Rs. 244.4 and Rs. 246.1 were outstanding at year-end fiscal 2014, 2015, 2016, 2017 and 2018 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(6)	In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 4.60 per equity share for fiscal 2014, which was paid in fiscal 2015. We declared a dividend of Rs. 5.00 per equity share for fiscal 2015, which was paid in fiscal 2016. We declared a dividend of Rs. 5.00 per equity share for fiscal 2016, which was paid in fiscal 2017. We declared a dividend of Rs. 2.50 per equity share for fiscal 2017, which was paid in fiscal 2018. The dividend per equity share is based on the total amount of dividends declared for the year, exclusive of dividend distribution tax. We declared a dividend of Rs. 1.50 per equity share for fiscal 2018, which will be paid in fiscal 2019 subject to the approval of shareholders in the forthcoming annual general meeting. Pursuant to amendment in Accounting Standard, AS 4 - ‘Contingencies and events occurring after balance sheet date’, the Bank has not accounted for this dividend in the financial statements for fiscal 2018.

(7)	Represents equity share capital, employees’ stock options outstanding and reserves and surplus reduced by deferred tax asset and goodwill.

(8) The shareholders of the Bank approved the sub-division of one equity share of Rs. 10 into five equity shares having a face value of Rs. 2 each. The record date for the sub-division was December 5, 2014. Face value and number of shares have been re-stated and related ratios re-computed for all the previous periods presented to reflect the sub-division.

(9) The shareholders of the Bank approved the issue of bonus shares of Rs. 2 each in the proportion of 1:10, i.e. 1 (one) bonus equity share of Rs. 2 each for every 10 (ten) fully paid-up equity shares held (including shares underlying ADS), through postal ballot on June 12, 2017. Accordingly, the Bank issued 582,984,544 equity shares as bonus shares during the three months ended June 30, 2017. The number of shares have been re-stated and related ratios re-computed for all the previous periods presented.

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

	Year ended March 31,
	2014	2015	2016	2017	2018
Selected income statement data:
Interest income	7.05%	7.16%	7.00%	6.52%	6.18%
Interest expense	(4.23)	(4.21)	(4.01)	(3.73)	(3.41)
Net interest income	2.82	2.95	2.99	2.79	2.77
Non-interest income	4.28	4.59	4.97	5.62	5.65
Total income	7.10	7.54	7.95	8.41	8.42
Payments to and provisions for employees	(0.85)	(0.86)	(0.82)	(0.85)	(0.83)
Expenses pertaining to insurance business	(2.31)	(2.50)	(2.75)	(2.97)	(3.34)
Other operating expenses	(1.20)	(1.21)	(1.25)	(1.35)	(1.37)
Non-interest expenses	(4.37)	(4.56)	(4.81)	(5.16)	(5.54)
Operating profit before provisions	2.73	2.98	3.14	3.25	2.88
Provisions and contingencies	(0.41)	(0.59)	(1.45)	(1.78)	(1.79)
Profit before tax	2.32	2.39	1.69	1.48	1.09
Provision for tax	(0.66)	(0.70)	(0.40)	(0.26)	(0.19)
Profit after tax	1.66	1.69	1.29	1.21	0.91
Minority interest	(0.09)	(0.09)	(0.09)	(0.12)	(0.14)
Net profit	1.57%	1.60%	1.20%	1.09%	0.77%

The following table sets forth, for the periods indicated, our selected financial data.

	At or for the year ended March 31,
	2014		2015		2016		2017		2018		2018(1)
	(in millions, except percentages)
Selected balance sheet data:
Total assets	Rs.	7,470,064	Rs.	8,257,953	Rs.	9,175,270	Rs.	9,857,247	Rs.	11,242,810	US$	172,674
Investments		2,427,901		2,743,108		2,860,441		3,043,733		3,722,077		57,166
Advances, net		3,873,418		4,384,901		4,937,291		5,153,173		5,668,542		87,061
Non-performing customer assets (gross)		122,994		173,870		293,216		458,861		575,261		8,835
Total liabilities(4)		6,705,766		7,410,907		8,234,163		8,810,927		10,136,513		155,683
Deposits		3,595,127		3,859,552		4,510,774		5,125,873		5,857,961		89,970
Borrowings		1,835,421		2,112,520		2,203,777		1,882,868		2,294,018		35,233
Equity share capital		11,550		11,597		11,632		11,651		12,858		197
Reserves and surplus(2)		752,748		835,449		929,475		1,034,669		1,093,439		16,794
Period average(3):
Total assets		7,021,668		7,675,783		8,474,703		9,339,862		10,061,763		154,535
Interest-earning assets		5,830,625		6,449,193		7,246,635		7,911,740		8,443,631		129,683
Advances, net		3,589,293		4,049,280		4,672,596		4,996,376		5,275,359		81,022
Total liabilities(4)		6,269,653		6,846,972		7,554,950		8,337,139		8,969,649		137,761
Interest-bearing liabilities		4,996,433		5,445,789		6,094,406		6,630,273		7,063,215		108,481
Deposits		3,175,802		3,539,500		3,940,495		4,498,174		5,038,306		77,381
Borrowings		1,820,630		1,906,290		2,153,911		2,132,099		2,024,909		31,100
Stockholders’ equity		752,016		828,810		919,753		1,002,723		1,092,114		16,773
Profitability:
Net profit as a percentage of:
Average total assets		1.57%		1.60%		1.20%		1.09%		0.77%
Average stockholders’ equity		14.68		14.78		11.07		10.16		7.06
Average stockholders’ equity (including preference share capital)		14.61		14.71		11.03		10.13		7.04
Dividend payout ratio(5)		24.06		23.67		28.56		14.31		12.50
Spread(6)		2.58		2.63		2.64		2.48		2.54
Net interest margin(7)		3.44		3.55		3.52		3.33		3.33
Cost-to-income ratio(8)		61.51		60.49		60.52		61.31		65.82
Cost-to-average assets ratio(9)		4.37		4.56		4.81		5.16		5.54
Capital(10):
Average stockholders’ equity as a percentage of average total assets		10.71%		10.80%		10.85%		10.74%		10.85%
Average stockholders’ equity		10.76%		10.84%		10.89%		10.77%		10.89%

	At or for the year ended March 31,
	2014	2015	2016	2017	2018	2018(1)
	(in millions, except percentages)
(including preference share capital) as a percentage of average total assets
Asset quality:
Net restructured assets as a percentage of net customer assets	2.70%	2.41%	1.64%	0.84%	0.28%
Net non-performing assets as a percentage of net customer assets(11)	0.99%	1.54%	2.66%	4.73%	4.59%
Provision on restructured assets as a percentage of gross restructured assets	8.42%	7.23%	7.68%	5.92%	3.38%
Provision on non-performing assets as a percentage of gross non-performing assets	63.72%	55.59%	49.60%	41.09%	48.97%
Provision as a percentage of gross customer assets(12)	2.47%	2.89%	3.36%	3.86%	4.73%

(1)	Rupee amounts at year-end fiscal 2018 have been translated into U.S. dollars using the exchange rate of Rs. 65.11 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2018.

(2)	Includes balance in employee stock options outstanding which will be transferred to “Equity share capital” or “Reserves and surplus” on exercise/lapse of options.

(3)	The average balances are the sum of daily average balances outstanding except for the average balances of overseas branches of ICICI Bank which are calculated on fortnightly basis for period till September 2014. From October 2014, average balances of the foreign branches are also averages of daily balances.

(4)	Includes preference share capital and minority interest, but does not include stockholders’ equity.

(5)	Represents the ratio of total dividends paid on equity share capital, exclusive of dividend tax, as a percentage of net profit.

(6)	Represents the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(7)	Represents the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in the amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than spread, and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than spread.

(8)	Represents the ratio of non-interest expenses to total income. Total income represents the sum of net interest income and non-interest income.

(9)	Represents the ratio of non-interest expenses to average total assets.

(10)	The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2018 were: common equity Tier 1 risk-based capital ratio of 14.4%; Tier 1 risk-based capital ratio of 15.9%; and total risk-based capital ratio of 18.4%. Our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2018 were: common equity Tier 1 risk-based capital ratio of 14.2%; Tier 1 risk-based capital ratio of 15.6%; and total risk-based capital ratio of 17.9%.

(11)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

(12)	Includes general provision on standard assets.

(13)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Selected U.S. GAAP Financial Data

The following table sets forth, certain selected financial data under generally accepted accounting principles adopted in the United States.

	At or for the year ended March 31,
	2014		2015		2016		2017		2018		2018(1)
	(in millions other than per equity share))
Total income(2)	Rs.	274,705	Rs.	319,924	Rs.	371,339	Rs.	436,639	Rs.	576,138	8,849
Net income/(loss) attributable to ICICI Bank’s stockholders’		101,421		116,913		73,037		62,399		178,680	2,744
Total assets		6,477,911		7,127,753		7,855,336		8,243,392		9,851,035	151,298
ICICI Bank’s stockholders’ equity		801,882		938,253		981,675		1,034,759		1,212,771	18,626
Other comprehensive income/(loss)		2,157		46,436		44,486		63,305		42,464	652
Per equity share(3)
Net income/(loss) from continuing operation-basic(4)		15.96		18.36		11.43		9.75		27.84	0.43
Net income/(loss) from continuing operation-diluted(5)		15.89		18.21		11.36		9.70		27.65	0.42
Dividend(6)		4.00		4.60		5.00		5.00		2.50	0.04

(1)	Rupee amounts for fiscal 2018 have been translated into U.S. dollars using the exchange rate of Rs. 65.11 = US$ 1.00 as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2018.

(2)	Represents net interest income plus non-interest income.

(3)	Pursuant to the issue of bonus shares by the Bank during the year-ended fiscal 2018, per equity share information has been restated for the year-end fiscal 2014, 2015, 2016 and 2017.

(4)	Represents net income/(loss) before dilutive impact.

(5)	Represents net income/(loss) adjusted for full dilution. Options to purchase 80,713,710, 58,973,970, 105,867,630, 136,021,078 and 98,589,014 equity shares granted to employees at a weighted average exercise price of Rs. 188.4, Rs. 226.0, Rs. 250.9, Rs. 244.4 and Rs. 246.1 were outstanding at year-end fiscal 2014, 2015, 2016 ,2017 and 2018 respectively, but were not included in the computation of diluted earnings per share as these options were anti-dilutive.

(6)	In India, dividends for a fiscal year are normally declared and paid in the following year. We declared a dividend of Rs. 4.60 per equity share for fiscal 2014, which was paid in fiscal 2015. We declared a dividend of Rs. 5.00 per equity share for fiscal 2015, which was paid in fiscal 2016. We declared a dividend of Rs. 5.00 per equity share for fiscal 2016, which was paid in fiscal 2017. We declared a dividend of Rs. 2.50 per equity share for fiscal 2017, which was paid in fiscal 2018. We declared a dividend of Rs. 1.50 per equity share for fiscal 2018, which will be paid in fiscal 2019 subject to stockholders’ approval. Pursuant to amendment in Accounting Standard, AS 4 - ‘Contingencies and events occurring after balance sheet date’, the Bank has not accounted for this dividend in the financial statements for fiscal 2018.

(7)	Previous year figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

Executive Summary

Introduction

We are a diversified financial services group offering a wide range of banking and financial services to corporate and retail customers through a variety of delivery channels. We are the largest private sector bank in India in terms of total assets on a consolidated basis at year-end fiscal 2018. Apart from banking products and services, we offer life and general insurance, asset management, securities broking and private equity products and services through specialized subsidiaries. Our total assets at year-end fiscal 2018 were Rs. 11,242.8 billion. Our consolidated capital and reserves at year-end fiscal 2018 were Rs. 1,106.3 billion and our consolidated net profit for fiscal 2018 was Rs. 77.1 billion.

Our primary business consists of commercial banking operations for retail and corporate customers. Our commercial banking operations for retail customers consist of retail lending, deposit taking, distribution of insurance and investment products and other fee-based products and services for retail customers. We deliver our products and services through a variety of channels, including bank branches, ATMs, call centers, internet, mobile phones and social media. We had a network of 4,867 branches and 14,367 ATMs in India at year-end fiscal 2018. We provide a range of commercial banking and project finance products and services, including loan products, fee and commission-based products and services, deposit products and foreign exchange and derivatives products to India’s leading corporations, middle market companies and small and medium enterprises. We also offer agricultural and rural banking products. We earn interest and fee income from our commercial banking operations.

In our international banking operations, our primary focus is on offering products and services to persons of Indian origin, Indian businesses, select local businesses and multi-national corporations, with a focus on trade finance and commercial banking products; insured mortgage products in our Canada subsidiary; and deposit products to the larger community. ICICI Bank’s overseas branches take deposits, raise borrowings and make loans to Indian companies for their overseas operations as well as for their foreign currency requirements in India, global multi-national corporations and to local corporations. They also engage in advisory and syndication activities for fund-raising by Indian companies and their overseas operations. We currently have banking subsidiaries in the United Kingdom and Canada, branches in China, Singapore, Dubai International Finance Centre, Sri Lanka, Hong Kong, Qatar Financial Centre, the United States, South Africa and Bahrain and representative offices in the United Arab Emirates, Bangladesh, Malaysia and Indonesia. Our subsidiary in the United Kingdom has established a branch in each of Antwerp, Belgium and Frankfurt, Germany.

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services for corporate customers, such as forward contracts and interest rate and currency swaps. We take advantage of movements in markets to earn treasury income. Our overseas branches and subsidiaries also have investments in bonds of non-India financial institutions and in asset-backed securities.

We are also engaged in insurance, asset management, securities business and private equity fund management through specialized subsidiaries. Our subsidiaries ICICI Prudential Life Insurance Company, ICICI Lombard General Insurance Company and ICICI Prudential Asset Management Company provide a wide range of life and general insurance and asset management products and services to retail and corporate customers. ICICI Prudential Life Insurance Company was among the leading private sector life insurance companies in India during fiscal 2018, with a market share of 11.8% based on new business written (on a retail weighted received premium basis) according to the Life Insurance Council. During fiscal 2017, ICICI Prudential Life Insurance Company was listed on the National Stock Exchange of India Limited and BSE Limited, following the sale of 12.63% out of the shares held by ICICI Bank through an offer for sale in an initial public offering. ICICI Lombard General Insurance Company was the largest private sector general insurance company in India during fiscal 2018, with a market share of 8.2% on a gross direct premium income basis according to the

General Insurance Council of India. In September 2017, ICICI Lombard General Insurance Company was listed on the National Stock Exchange of India Limited and BSE Limited following the sale of shares (including sale of 7.0% shareholding in the company by ICICI Bank) through an initial public offering. ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the largest mutual fund in India in terms of average funds under management for the three months ended March 31, 2018 according to Association of Mutual Funds in India. We cross-sell the products of our insurance and asset management subsidiaries and other asset management companies to our retail and corporate customers. Our subsidiaries ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities owns icicidirect.com, a leading online brokerage platform. ICICI Securities Limited has a subsidiary in the United States, ICICI Securities Holdings Inc., which in turn has an operating subsidiary in the United States, ICICI Securities Inc., engaged in brokerage services. In March 2018, we sold 20.78% shareholding in ICICI Securities Limited in an initial public offer. ICICI Securities Limited was listed on the National Stock Exchange of India Limited and BSE Limited in April 2018. Our private equity fund management subsidiary ICICI Venture Funds Management Company manages funds that make private equity investments.

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

Trends in fiscal 2018

Global economic growth improved during calendar year 2017, with expansion in both advanced and developing economies. According to the International Monetary Fund, global output grew by 3.9% during calendar year 2017 compared to a growth of 3.2% in calendar year 2016. The advanced economies grew by 2.3% led by the United States and the emerging and developing economies expanded by 4.8% in calendar year 2017. Other economic developments during the year included a pickup in global trade flows and a rise in global commodity prices, particularly petroleum and metal prices. There were risks of a trade war between key large economies with focus on protectionist policies increasing during the year.

The economic environment in India was characterized by two distinct phases during fiscal 2018 owing to the transition to the Goods and Services Tax system. While economic activities slowed down during the transition in the first half of fiscal 2018, there was an improvement in economic growth during the latter part of the year. India’s gross domestic product grew by 6.7% during fiscal 2018 with growth during the six months ended March 31, 2018 higher at 7.4%. Growth in fiscal 2018 was however slower compared to a 7.1% increase in fiscal 2017. As per industry-wise growth estimates on gross value added basis, the agriculture sector grew by 3.4%, the industrial sector by 5.5% and the services sector by 7.9% during fiscal 2018 compared to 6.3% growth in the agriculture sector, 6.8% in the industrial sector and 7.5% in the services sector during fiscal 2017.

Retail inflation, as measured by the Consumer Price Index, eased during the initial part of fiscal 2018 from 3.9% in March 2017 to 1.5% in June 2017, and then increased to 4.3% in March 2018. Core consumer price index inflation, excluding food and fuel products, increased from 4.9% in March 2017 to 5.4% in March 2018. Producers inflation, as measured by the Wholesale Price Index, decreased from 5.1% in March 2017 to a low of 0.9% in June 2017, and increased to 2.5% in March 2018. Average wholesale price index inflation during fiscal 2018 was 2.9% compared to 1.7% during fiscal 2017.

During fiscal 2018, the Reserve Bank of India reduced the repo rate once by 25 basis points from 6.25% to 6.00% in August 2017. Accordingly, the reverse repo rate was revised to 5.75% and the marginal standing facility rate was revised to 6.25%. The reduction in the repo rate took the cumulative decline in the repo rate since January 2015, when the policy rate reduction cycle began, to 200 basis points. The policy stance, that was changed from accommodative to neutral in February 2017, continued in fiscal 2018 due to concerns on inflation rising and a focus on maintaining inflation at close to 4.0% on a durable basis.

Trends in merchandise trade were mixed during fiscal 2018. Merchandise exports grew by 9.8% while merchandise imports grew at a faster pace by 19.6% during fiscal 2018. The growth in imports largely reflected the pickup in oil imports and imports excluding oil and gold. This led to an increase in the trade deficit to US$ 156.8 billion in fiscal 2018 compared to a trade deficit of US$ 108.5 billion in fiscal 2017. As a result, India’s current account deficit increased from US$ 15.3 billion in fiscal 2017 to US$ 48.7 billion in fiscal 2018. As a proportion of India’s gross domestic product, the current account deficit increased from 0.7% in fiscal 2017 to 1.9% in fiscal 2018. Foreign direct investment inflows into India moderated to US$ 39.4 billion during fiscal 2018 compared to US$ 42.2 billion during fiscal 2017. There was a net inflow of US$ 22.2 billion from foreign portfolio investors during fiscal 2018, with a net inflow of US$ 1.62 billion in equity markets and US$ 20.55 billion in debt markets. The equity market benchmark, the S&P BSE Sensex increased by 11.3% during fiscal 2018 to close at 32,969 at end-March 2018. The Rupee remained in the range of 64 to 66 levels through fiscal 2018, and depreciated marginally from Rs. 64.9 per U.S. dollar at March 31, 2017 to Rs. 65.2 per U.S. dollar at March 31, 2018. Yields on the benchmark 10-year Government securities remained stable in the range of 6.4% to 7.0% during April-August 2017. Yields increased sharply from September 2017 and touched peak levels of 7.8% on March 5, 2018, subsequently easing to 7.4% at end-March 2018. Yields on the benchmark government securities increased sharply during the latter part of fiscal 2018 due to multiple factors including rise in global yields with a sharp increase in U.S. government treasury yields, and domestic factors including a decline in systemic liquidity and fiscal and inflation related uncertainties.

The first year retail premium underwritten in the life insurance sector (on weighted received premium basis) grew by 19.2% to Rs. 634.7 billion during fiscal 2018 compared to Rs. 532.2 billion during fiscal 2017. Gross premium of the non-life insurance sector (excluding specialized insurance institutions) grew by 18.0% to Rs. 1,415.1 billion during fiscal 2018 compared to Rs. 1,198.8 billion during fiscal 2017. The average assets under management of mutual funds increased by 26.0% from Rs. 18.3 trillion during the three months ended March 31, 2017 to Rs. 23.0 trillion for the three months ended March 31, 2018.

With regard to trends in banking, deposit and credit growth in fiscal 2018 reflected the impact of the surge in deposits and moderation in credit during fiscal 2017 following the withdrawal of legal tender status of Specified Bank Notes in November 2016. During fiscal 2018, banking system deposit growth moderated from 11.3% year-on-year at March 31, 2017 to 6.2% at March 30, 2018. There was a net increase of Rs. 6.7 trillion in total deposits in the banking system during the year. Growth in demand deposits moderated from 18.9% year-on-year at March 31, 2017 to 6.9% at March 30, 2018. Term deposit growth moderated from 10.3% year-on-year at March 31, 2017 to 6.1% at March 30, 2018. Non-food credit growth picked up gradually during fiscal 2018 to 10.2% year-on-year at March 30, 2018 compared to a growth of 5.2% at March 31, 2017. Based on sector-wise credit deployment data, credit growth in the services sector was 13.8%, retail 17.8%, agriculture 3.8% and industry 0.7% year-on-year at March 30, 2018. The banking system continued to experience stress on corporate asset quality. According to the Reserve Bank of India’s Financial Stability Report, the gross non-performing assets ratio for the banking system increased from 7.8% at March 31, 2016 to 9.6% at March 31, 2017 and further to 11.6% at March 31, 2018. Total stressed loans (defined as non-performing loans and standard restructured advances) for the banking system increased from 11.7% at March 31, 2016 to 12.5% at March 31, 2018. In October 2017, the Government of India announced a recapitalization package of Rs. 2.1 trillion for public sector banks. The recapitalization package included budgetary provisions of Rs. 181.4 billion, recapitalization bonds of Rs. 1.4 trillion and capital raising by banks. During fiscal 2018, the Government of India infused over Rs. 880 billion of capital in public sector banks.

During fiscal 2018, significant steps were taken towards the resolution of stressed assets and provisioning by banks towards these assets. To facilitate the timely resolution of stressed assets, the Banking Regulation (Amendment) Ordinance, 2017 was promulgated in May 2017. The Banking Regulation (Amendment) Ordinance amended section 35A of the Banking Regulation Act, 1949 and inserted two new sections 35AA and 35AB. The Reserve Bank of India was authorized to intervene and instruct banks to resolve specific stressed assets and initiate insolvency resolution process where required. The Reserve Bank of India was also empowered to issue other directions for resolution, and could appoint authorities or committees to advise banks on the resolution of stressed assets. Subsequently, to facilitate timely decision making under the Joint Lenders’ Forum, the Reserve Bank of India issued guidelines directing banks to adhere to timelines and implement any resolution plan approved by 60.0% of the creditors by value and 50% of the creditors by number at the Joint Lenders’ Forum. The guidelines were made binding on all members. The Overseeing Committee, that was set up to oversee resolution under the Scheme for Sustainable Structuring of Stressed Assets, was reconstituted and expanded and the scope of cases to be referred to the Overseeing Committee was also extended to cases other than under the Scheme for Sustainable Structuring of Stressed Assets and having aggregate banking system exposure greater than Rs. 5.0 billion.

In June 2017, the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed accounts. In August 2017, the Reserve Bank of India identified additional accounts and directed banks to initiate an insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan, where the residual debt was rated investment grade by two external credit rating agencies, was not implemented by December 13, 2017. The Reserve Bank of India directed banks to make a provision for the identified cases to the extent of 50.0% of the secured portion and 100.0% of the unsecured portion of the outstanding loans or the provisions required as per the existing guidelines of the Reserve Bank of India, whichever is higher, by March 31, 2018. The provision requirement was later revised from 50.0% on secured portion of debt to 40.0% by March 2018 and 50.0% by June 30, 2018.

In November 2017, an ordinance amending the Insolvency and Bankruptcy Code, 2016 was promulgated, to prevent wilful defaulters and promoters of entities classified as non-performing from bidding for the assets of a company under a resolution plan. The newly included Section 29A of the ordinance made certain persons, including wilful defaulters and those who had their accounts classified as non-performing assets for one year or more, ineligible to be a resolution applicant under a resolution plan. The amendments were later approved by Parliament and enacted in January 2018.

In February 2018, the Reserve Bank of India announced a revised framework for the resolution of stressed assets aimed at time-bound resolution of non-performing and stressed borrowers. The framework withdrew the earlier resolution schemes (including the related stand-still benefits in asset classification of borrower accounts) like the Strategic Debt Restructuring, Change in Ownership of Borrowing Entities Outside Strategic Debt Restructuring Scheme and the Scheme for Sustainable Structuring of Stressed Assets. The guideline also requires commencement of proceedings under the Insolvency and Bankruptcy Code in respect of borrowers where a resolution satisfying specified criteria could not be achieved within a prescribed timeframe. According to the guidelines, banks would have to implement a resolution plan within 180 days in respect of any overdue account where aggregate exposure of the lenders is Rs. 20.0 billion or more and is in default on or after March 1, 2018. For any default in a borrower account after March 1, 2018, the resolution plan would have to be implemented within 180 days from the first instance of default by the borrower. In the event the resolution plan is not implemented within the stipulated timeline, the borrower would have to be referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code. The resolution plan should necessarily have a minimum credit rating from one or two rating agencies depending on the size of exposure. The earlier schemes of regulatory forbearance including Strategic Debt Restructuring, Change in Ownership of Borrowing Entities Outside Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets were withdrawn and the Joint Lenders’ Forum was discontinued.

The Bank has, since April 2016, implemented enhanced internal controls, relating to review of loan accounts which satisfy certain threshold parameters, primarily relating to size, credit rating and days-past-due, for identification of non-performing assets.

Other key regulatory developments during the year were as follows:

•	The Reserve Bank of India deferred the implementation of Indian Accounting Standards (Ind AS), which largely converges the Indian accounting standards with International Financial Reporting Standards, for banks by one year from April 1, 2018 to April 1, 2019.

•	In view of the sharp increase in government bond yields during the second half of fiscal 2018, the Reserve Bank of India allowed banks to spread provisioning for mark-to-market losses on investments held in the available-for-sale and held-for-trading categories for the quarters ended December 31, 2017 and March 31, 2018 equally over up to four quarters, commencing with the quarter in which the loss is incurred.

•	With the aim of building adequate reserves to protect against sudden increase in yields, the Reserve Bank of India advised banks to create an Investment Fluctuation Reserve from fiscal 2019. A minimum amount equal to either the net profit on sale of investments during the year or net profit for the year excluding mandatory appropriations, whichever is lower, would have to be transferred to the Investment Fluctuation Reserve. The amount in the Investment Fluctuation Reserve should cover at least 2.0% of the held-for-trading and available-for-sale portfolio, on a continuing basis. Where feasible, this requirement should be achieved within a period of three years. The Investment Fluctuation Reserve would be eligible for inclusion in tier 2 capital. In case the balance in the Investment Fluctuation Reserve is in excess of the minimum requirement of 2.0% of the held-for-trading and available-for-sale portfolio, banks can drawdown the excess amount at the end of the accounting year. If the balance is less than the minimum requirement, drawdown would be permitted only on meeting the minimum common equity tier 1/tier 1 capital requirements but cannot exceed the extent by which mark-to-market provisions surpass the net profit on sale of investments during the year.

•	With regard to reserve requirements to be held by banks, the cash reserve ratio was maintained at 4.0% of net demand and time liabilities during fiscal 2018. The statutory liquidity ratio was reduced by 100 basis points with a 50 basis points reduction from 20.5% of net demand and time liabilities to 20.0% effective from the fortnight of June 24, 2017 and a further 50 basis points reduction to 19.5% of net demand and time liabilities from the fortnight starting October 14, 2017. The Reserve Bank of India also reduced the ceiling on statutory liquidity ratio holdings under the held-to-maturity category from 20.5% to 20.0% by December 2017 and further to 19.5% by March 31, 2018.

•	An internal study group report of the Reserve Bank of India dated September 25, 2017 proposed that all floating rate loans extended from April 1, 2018 to be referenced to an external benchmark. The Group also suggested that the periodicity of resetting the interest rates be once a quarter and that banks should migrate all existing lending rates to the new benchmark without any additional charges for switchover within one year from the introduction of the external benchmark. The Reserve Bank of India has yet to issue the necessary instructions/guidelines in this regard. Further, in February 2018, the Reserve Bank of India proposed to harmonize the methodology of determining benchmark rates by linking the base rate to the marginal cost based lending rate. Final instructions/guidelines in this regard are awaited.

•	The Reserve Bank of India rationalized the merchant discount rate for debit card transactions. Key changes include categorization of merchants on the basis of turnover, differentiated merchant discount rate for QR-code based transactions and ceiling on maximum permissible merchant discount rate. This is effective from January 1, 2018.

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

The additions to non-performing loans remained elevated during fiscal 2017 and fiscal 2018 as economic activity moderated and challenges in the corporate sector continued due to limited private sector investment activity and the slow pace of resolution of stressed borrowers. The growth in India’s gross domestic product slowed down from 8.1% in fiscal 2016 to 7.1% in fiscal 2017 and 6.7% in fiscal 2018, largely due to subdued industrial growth which moderated from 9.8% in fiscal 2016 to 6.8% in fiscal 2017 and 5.5% during fiscal 2018.

The slowdown in economic growth also reflected the alignment to structural reforms introduced by the Government of India, including the withdrawal of high denomination currency notes in November 2016 and the implementation of the Goods and Services Tax system in July 2017, which temporarily disrupted economic activity. During fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under this Code, a resolution plan for these borrowers would be required to be finalized within specified timeframes, failing which the borrowers would go into liquidation. The Reserve Bank of India also specified higher provisions in respect of loans to these borrowers. Further, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing. The new framework also requires banks to implement a resolution plan within 180 days in respect of any overdue account where aggregate exposure of the lenders is Rs. 20.0 billion or more and is in default on or after March 1, 2018. For any default in a borrower account after March 1, 2018, the resolution plan would have to be implemented within 180 days from the first instance of default by the borrower. In the event the resolution plan is not implemented within the stipulated timeline, the borrower would have to be referred for resolution under the Insolvency and Bankruptcy Code. Further, the process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving with periodic amendments being incorporated to the framework as well as litigation and judicial decisions impacting the framework.

Should one or more of these borrowers go into liquidation, the provisioning requirement and credit loss on these loans could result in further increase in provisions.

See also “—Executive Summary—Business environment—Trends in fiscal 2018”.

There has been a gradual improvement in credit growth and a moderation in deposit growth during fiscal 2018. This has been due to the base effect of a decline in credit and surge in deposits during fiscal 2017 following the Government of India’s decision to withdraw high denomination currency notes in November 2016. We have focused on sustaining the improvements in our deposit profile. In general, trends in systemic liquidity, interest rates and inflation influence deposit growth, especially with respect to low cost savings and current account deposits. Our ability to grow our low cost deposit base may be impacted by increasing competition for such deposits from existing banks and new entrants. The slowdown in fresh corporate investments and new infrastructure projects have continued to impact our related fee income revenue streams. We have continued our focus on driving momentum in retail lending while adopting a selective approach to corporate lending, in order to improve the portfolio mix and quality. We have also focused on maintaining and enhancing our customer franchise and achieving cost efficiency, including by leveraging technology.

A discussion of our financial performance in fiscal 2018 is given below:

Operating profit before provisions decreased by 4.7% from Rs. 303.9 billion in fiscal 2017 to Rs. 289.5 billion in fiscal 2018 primarily due to an increase in non-interest expenses, offset, in part, by an increase in non-interest income and net interest income.

Net interest income increased by 6.9% from Rs. 261.0 billion in fiscal 2017 to Rs. 279.0 billion in fiscal 2018, reflecting an increase of 6.7% in the average volume of interest-earning assets. Net interest margin remained stable at 3.33% in fiscal 2017 and fiscal 2018.

Non-interest income increased by 8.3% from Rs. 524.6 billion in fiscal 2017 to Rs. 568.1 billion in fiscal 2018 primarily due to an increase in net earned premium and other operating income relating to insurance business and commission, exchange and brokerage income, offset, in part, by a decrease in income from treasury-related activities. Premium and other operating income relating to insurance business increased by 18.1% from Rs. 312.0 billion in fiscal 2017 to Rs. 368.6 billion in fiscal 2018 primarily reflecting an increase in business volume. Commission, exchange and brokerage income increased by 16.9% from Rs. 96.3 billion in fiscal 2017 to Rs. 112.6 billion in fiscal 2018. Income from treasury-related activities decreased from Rs. 114.4 billion in fiscal 2017 to Rs. 83.9 billion in fiscal 2018, primarily due to a decrease in realized gain on government securities and other fixed income positions. In fiscal 2018, we made a net gain of Rs. 17.1 billion on sale of equity shares of ICICI Lombard General Insurance Company Limited and a net gain of Rs. 32.1 billion on sale of equity shares of ICICI Securities Limited through an initial public offer. In fiscal 2017, we made a net gain of Rs. 51.3 billion on sale of equity shares of ICICI Prudential Life Insurance Company Limited through an initial public offer.

Non-interest expenses increased by 15.7% from Rs. 481.7 billion in fiscal 2017 to Rs. 557.6 billion in fiscal 2018, primarily due to an increase in expenses pertaining to insurance business and other operating expenses.

Provisions and contingencies (excluding provision for tax) increased by 8.4% from Rs. 165.8 billion in fiscal 2017 to Rs. 179.7 billion in fiscal 2018. The Indian corporate sector has experienced several challenges in recent years following a phase of significant expansion in investment in the infrastructure and industrial sectors during fiscal 2010 and 2011. These challenges included delays in project implementation, issues assessing raw materials, low demand and global commodity price cycles. As a result, there has been a substantial increase in the level of additions to non-performing loans, including slippages from restructured loans, into non-performing status since fiscal 2016 for the banking sector and the Bank. Gross additions to the non-performing assets in fiscal 2018 were Rs. 296.0 billion (fiscal 2017: Rs. 348.3 billion). The additions to non-performing assets during fiscal 2018 included the impact of revised framework for the resolution of stressed assets issued by the Reserve Bank of India in February 2018, which withdrew the schemes of strategic debt restructuring, change in ownership outside strategic debt restructuring and the scheme for sustainable structuring of stressed assets resulting in classification of loans under these schemes, which were not implemented, as non-performing. Gross non-performing assets (net of write-offs) increased from Rs. 458.9 billion at year-end fiscal 2017 to Rs. 575.3 billion at year-end fiscal 2018. Net non-performing assets increased from Rs. 270.3 billion at year-end fiscal 2017 to Rs. 293.5 billion at year-end fiscal 2018. The net non-performing assets ratio decreased from 4.7% at year-end fiscal 2017 to 4.6% at year-end fiscal 2018.

The income tax expense decreased by 23.9% from Rs. 24.7 billion in fiscal 2017 to Rs. 18.8 billion in fiscal 2018 primarily due to a lower effective tax rate in fiscal 2018, primarily reflecting the composition of income.

As a result of the above, the profit after tax decreased by 24.3% from Rs. 101.9 billion in fiscal 2017 to Rs. 77.1 billion in fiscal 2018.

Net worth (equity share capital and reserves and surplus) increased from Rs. 1,046.3 billion at year-end fiscal 2017 to Rs. 1,106.3 billion at year-end fiscal 2018 primarily due to accretion to reserves from profit for the year. Total assets increased by 14.1% from Rs. 9,857.2 billion at year-end fiscal 2017 to Rs. 11,242.8 billion at year-end fiscal 2018. Total deposits increased by 14.3% from Rs. 5,125.9 billion at year-end fiscal 2017 to Rs. 5,858.0 billion at year-end fiscal 2018. Savings account deposits increased by 16.9% from Rs. 1,790.1 billion at year-end fiscal 2017 to Rs. 2,092.9 billion at year-end fiscal 2018. Current account deposits increased by 19.0% from Rs. 767.9 billion at year-end fiscal 2017 to Rs. 913.7 billion at year-end fiscal 2018. The current account and savings account ratio (ratio of current account and savings account deposits to total deposits) increased from 49.9% at year-end fiscal 2017 to 51.3% at year-end fiscal 2018. Total advances increased by 10.0% from Rs. 5,153.2 billion at year-end fiscal 2017 to Rs. 5,668.5 billion at year-end fiscal 2018. Our retail advances increased by 19.3% from Rs. 2,689.6 billion at year-end fiscal 2017 to Rs. 3,207.9 billion at year-end fiscal 2018.

ICICI Bank had a branch network of 4,867 branches at year-end fiscal 2018 and an ATM network of 14,367 ATMs at year-end fiscal 2018.

The capital adequacy ratios of ICICI Bank on an unconsolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2018 were: common equity Tier 1 risk-based capital ratio of 14.4%; Tier 1 risk-based capital ratio of 15.9% and total risk-based capital ratio of 18.4%. Our capital adequacy ratios on a consolidated basis in accordance with the Reserve Bank of India’s guidelines on Basel III, at year-end fiscal 2018 were: common equity Tier 1 risk-based capital ratio of 14.2%; Tier 1 risk-based capital ratio of 15.6%; and total risk-based capital ratio of 17.9%.

Business outlook

Growth in India’s gross domestic product had recovered from 6.2% in fiscal 2014 to 7.0% in fiscal 2015 and further to 8.1% in fiscal 2016. Growth in fiscal 2017, however, declined to 7.1% and further to 6.7% in fiscal 2018 primarily due to a slowdown in growth in the industrial sector. However, there was an improvement in growth in the industrial sector during the latter part of fiscal 2018, reflecting in an improvement in overall growth. Growth in India’s gross domestic product, which was 6.0% during the six months ended September 30, 2017, improved to 7.4% during the six months ended March 31, 2018. Other macroeconomic parameters remained stable for the most part of fiscal 2018, supported by moderate inflation and a relatively stable exchange rate. However, the increase in crude oil prices towards the later part of fiscal 2018 created uncertainties due to the increase in India’s current account deficit and pressure on the exchange rate. During fiscal 2018, credit growth in the Indian banking system improved while deposit growth slowed down, reflecting the impact of the Government’s decision to withdraw high denomination currency notes in the previous year. The increase in the level of non-performing loans continued in fiscal 2018 due to slow progress in the resolution of stress in loan accounts. Further, the Reserve Bank of India introduced a new framework for the resolution of stressed assets and withdrew the existing schemes for resolution, resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing. See also “Risk Factors—Risks Relating to India and other Economic and Market Risks—A prolonged slowdown in economic growth or rise in interest rates in India could cause our business to suffer”.

The operating environment for the Indian corporate sector is gradually improving, with signs of a pickup in economic growth emerging towards the later part of fiscal 2018. There has been an improvement in demand conditions in the global and domestic economy. The increase in the prices of key commodities like metals has improved the outlook for commodity-linked sectors like steel. Capacity utilization in key manufacturing sectors has also improved. However, a sharp increase in global crude oil prices could create challenges and a prolonged period of high crude oil prices could have an adverse impact on India’s current account deficit, fiscal deficit, inflation and exchange rate for the rupee. During the three months ended June 30, 2018, the rupee depreciated by 5.1% against the U.S. dollar from Rs. 65.11 per US$1.00 to Rs. 68.46 per US$1.00 mainly due to global uncertainties arising from trade-related issues between key economies, a rise in global oil prices and volatilities in the global financial markets. Considering the risks to inflation due to the revised formula for minimum support price, the increase in house rent allowances by state governments and the volatility in crude oil prices, domestic interest rates could increase going forward.

Lending opportunities for banks have remained limited with a focus on higher rated corporates and the retail segment for incremental credit. Competitive pressures in lending to these segments are impacting pricing and the net interest income of banks. Further, pricing of loans has been impacted by the introduction of the marginal cost of funds based lending rate, which has led to re-pricing of loans to a lower rate compared to the earlier base rate based lending rate. While there is an improvement in the economic environment, corporate sector challenges continue particularly with regard to the resolution of stress in loan accounts. We expect the resolution of some large cases referred under the Insolvency and Bankruptcy Code to be concluded in fiscal 2019. While we believe the Insolvency and Bankruptcy Code provides significant long-term benefits, there is uncertainty in the near term regarding the impact of resolution of these borrowers and whether such resolution will be achieved which may result in higher provisions and credit losses for banks, including us.

Over the medium term, we see favorable prospects for the Indian economy. The Government and the Reserve Bank of India have announced measures to address the stress in the Indian banking system, including capital infusion in public sector banks. The Government has also announced several policy initiatives in the areas of foreign investments, promoting manufacturing, efficiency of government services, fiscal consolidation and long-term projects for improving infrastructure. Structural reforms like the implementation of the Goods and Services Tax have been introduced. Recognizing the reform measures taken by the Government of India towards stronger long-term growth, Moody’s upgraded India’s sovereign rating from Baa3 to Baa2 in November 2017. We expect India’s strong domestic consumption and investment drivers to continue to support healthy rates of growth. Increasing household incomes and consumption are expected to lead to opportunities in retail savings, investment and loan products, significant industrial and infrastructure investment potential to lead to opportunities in project and corporate finance, and increasing global linkages to lead to opportunities in international banking for Indian corporations and non-resident Indians.

In the life insurance sector, the new business retail weighted premium for the industry increased by 19.2% during fiscal 2018 compared to growth of 20.7% during fiscal 2017. The private sector life insurance companies saw a growth of 24.3% in fiscal 2018 compared to a growth of 26.4% in fiscal 2017 on new business retail weighted premium basis. In the general insurance sector gross direct premium income grew by 18.0% in fiscal 2018. See also “Business—Overview of Our Products and Services—Insurance”.

Considering the challenges in the operating environment, we have over the years re-balanced our deposit profile, improved cost efficiency, scaled up retail loan growth, calibrated corporate loan growth and maintained high capital adequacy ratios. Our strategic priorities going forward will be to focus on risk calibrated profitable growth. Our priority will be on growing the retail portfolio with a focus on enhancing the customer franchise. We intend to leverage all of our capabilities to be the trusted partner in serving our customers and becoming their banker of choice. We also plan to continue to invest in technology and preserve our digital leadership by offering best in class digital products to customers and automating internal processes to increase efficiency. We will focus on lending to higher rated, well-established corporates and would remain cautious in lending to projects under implementation. Our focus will be on growing our core operating profits. As a financial group with a presence across customer segments, products and geographies, we will leverage the synergy across our group companies.

The success of our strategy depends on several factors, including our ability to grow our low cost deposit base, growing our loan book profitably, containing non-performing loans, early resolution of stressed assets, maintaining regulatory compliance in an evolving regulatory environment, addressing regulators’ assessments of and observations on our operations, and competing effectively in the Indian corporate and retail financial services market. Regulations governing the financial sector in India, including banking, insurance and asset management, continue to evolve, with a potential impact on the growth and profitability of financial services groups such as us. Our overseas branches are primarily funded from wholesale sources and global financial market conditions may impact our ability to grow the business of our overseas branches. See also “Risk Factors—Risks Relating to Our Business—Our international operations increase the complexity of the risks that we face”. The success of our strategy is also subject to the overall regulatory and policy environment in which we operate including the direction of monetary policy. Our ability to execute our strategy will also depend on the liquidity and interest rate environment. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”. With regard to our overseas banking subsidiaries, recent global developments, including commodity prices, trade-related disputes and continuing negotiations between the United Kingdom and European policymakers following its vote to withdraw from the European Union, are expected to impact economic growth in Canada and the United Kingdom, respectively, which in turn could impact the business of our banking subsidiaries in these countries.

For a detailed discussion of risks that we face in our business please refer to “Risk Factors”.

Average Balance Sheet

The average balances are the sum of daily average balances outstanding. The yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. The cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities. The average balances of advances include non-performing advances and are net of allowance for loan losses. We have re-calculated tax-exempt income on a tax-equivalent basis. Tax exempt income primarily consists of dividend income and interest income on tax free bonds. For fiscal 2018, we have applied an effective marginal tax rate of 26% for the purpose of this re-computation. Other interest income has been bifurcated into rupee and foreign currency amounts in order to facilitate the explanation of movements of rupee and foreign currency spreads and margins. The rupee portion of other interest income primarily includes interest on income tax refunds and income from interest rate swaps. The foreign currency portion of other interest income primarily includes income from interest rate swaps in foreign currencies. These swaps are not part of our portfolio and are undertaken by us to manage the market risk arising from our assets and liabilities.

The following table sets forth, for the periods indicated, the average balances of the assets and liabilities outstanding, which contribute to the major components of interest income, interest expense and net interest income.

	Year ended March 31,
	2016					2017					2018
	Average balance		Interest income/expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
	(in millions, except percentages)
Assets:
Advances:
Rupee	Rs.	3,117,572	Rs.	353,636	11.34%	Rs.	3,539,213	Rs.	366,258	10.35%	Rs.	3,991,107	Rs.	388,242	9.73%
Foreign currency		1,555,024		61,873	3.98		1,457,164		54,546	3.74		1,284,252		44,286	3.45
Total advances		4,672,596		415,509	8.89		4,996,376		420,804	8.42		5,275,359		432,528	8.20
Investments:
Rupee		1,863,861		143,498	7.70		2,105,650		154,825	7.35		2,340,362		161,525	6.90
Foreign currency		105,495		1,790	1.70		117,045		2,231	1.91		103,722		2,284	2.20
Total investments		1,969,356		145,288	7.38		2,222,696		157,056	7.07		2,444,084		163,809	6.70
Other interest-earning assets:
Rupee		507,352		19,027	3.75		557,025		20,248	3.63		551,641		19,121	3.47
Foreign currency		97,331		655	0.67		135,643		1,126	0.83		172,546		2,345	1.36

	Year ended March 31,
	2016					2017					2018
	Average balance		Interest income/expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/cost	Average balance		Interest income/ expense		Average yield/ cost
Total other interest-earning assets		604,683		19,682	3.25%		692,668		21,374	3.09%		724,187		21,466	2.96%
Other interest income:
Rupee				6,771					7,512					4,047
Foreign currency				7,730					5,150					2,326
Total other interest income				14,501					12,661					6,373

Interest-earning assets:
Rupee		5,488,785		522,932	9.53		6,201,888		548,842	8.85		6,883,110		572,935	8.32
Foreign currency		1,757,850		72,048	4.10		1,709,852		63,053	3.69		1,560,519		51,241	3.28
Total interest-earning assets		7,246,635		594,980	8.21		7,911,740		611,895	7.73		8,443,631		624,176	7.39
Fixed assets		59,269					88,377					94,606
Other assets		1,168,798					1,339,744					1,523,526
Total non-earning assets		1,228,068					1,428,122					1,618,132
Total assets	Rs.	8,474,703	Rs.	594,980		Rs.	9,339,862	Rs.	611,895		Rs.	10,061,763	Rs.	624,176

Liabilities:
Savings account deposits:
Rupee	Rs.	1,121,213	Rs.	44,730	3.99%	Rs.	1,391,381	Rs.	55,373	3.98%	Rs.	1,649,434	Rs.	61,644	3.74%
Foreign currency		86,770		957	1.10		83,108		805	0.97		74,834		646	0.86
Total savings account deposits		1,207,983		45,687	3.78		1,474,489		56,177	3.81		1,724,268		62,290	3.61
Time deposits:
Rupee		1,891,635		155,382	8.21		2,163,756		162,366	7.50		2,494,447		168,087	6.74
Foreign currency		456,709		18,921	4.14		383,130		14,084	3.68		256,534		7,020	2.74
Total time deposits		2,348,344		174,303	7.42		2,546,886		176,449	6.93		2,750,981		175,107	6.37
Other demand deposits:
Rupee		326,919					409,105					490,124
Foreign currency		57,249					67,693					72,933
Total other demand deposits		384,168					476,798					563,057
Total deposits:
Rupee		3,339,767		200,112	5.99		3,964,243		217,738	5.49		4,634,005		229,731	4.96
Foreign currency		600,728		19,878	3.31		533,932		14,888	2.79		404,301		7,666	1.90
Total deposits		3,940,495		219,990	5.58		4,498,175		232,626	5.17		5,038,306		237,397	4.71
Borrowings:
Rupee		815,910		80,749	9.90		834,502		76,252	9.14		865,519		71,837	8.30
Foreign currency		1,338,001		39,226	2.93		1,297,597		39,480	3.04		1,159,390		33,387	2.88
Total borrowings		2,153,911		119,975	5.57		2,132,099		115,732	5.43		2,024,909		105,224	5.20
Interest-bearing liabilities:
Rupee		4,155,677		280,861	6.76		4,798,745		293,990	6.13		5,499,524		301,568	5.48
Foreign currency		1,938,729		59,104	3.05		1,831,529		54,368	2.97		1,563,691		41,053	2.63
Total interest-bearing liabilities		6,094,406		339,965	5.58		6,630,273		348,358	5.25		7,063,215		342,620	4.85
Preference share capital		3,500					3,500					3,500
Other liabilities		1,457,044					1,703,366					1,902,934
Total liabilities		7,554,950		339,965			8,337,139		348,358			8,969,649		342,620
Stockholders’ equity		919,753					1,002,723					1,092,114
Total liabilities and stockholders’ equity	Rs.	8,474,703	Rs.	339,965		Rs.	9,339,862	Rs.	348,358		Rs.	10,061,763	Rs.	342,620

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

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

	Fiscal 2017 vs. Fiscal 2016			Fiscal 2018 vs. Fiscal 2017
		Increase (decrease) due to			Increase (decrease) due to
	Net change	Change in average volume	Change in average rate	Net change	Change in average volume	Change in average rate
	(in millions)
Interest income:
Advances:
Rupee	Rs. 12,622	Rs. 43,634	Rs. (31,012)	Rs. 21,984	Rs. 43,959	Rs. (21,975)
Foreign currency	(7,328)	(3,663)	(3,665)	(10,260)	(5,963)	(4,297)
Total advances	5,294	39,971	(34,677)	11,724	37,996	(26,272)
Investments:
Rupee	11,327	17,778	(6,451)	6,700	16,199	(9,499)
Foreign currency	441	220	221	53	(293)	346
Total investments	11,768	17,998	(6,230)	6,753	15,906	(9,153)
Other interest-earning assets:
Rupee	1,221	1,806	(585)	(1,127)	(187)	(940)
Foreign currency	471	318	153	1,219	502	717
Total other interest earning asset	1,692	2,124	(432)	92	315	(223)
Other interest income
Rupee	740	—	740	(3,465)	—	(3,465)
Foreign currency	(2,580)	—	(2,580)	(2,824)	—	(2,824)
Other interest income	(1,840)	—	(1,840)	(6,288)	—	(6,288)
Total interest income:
Rupee	25,910	63,218	(37,308)	24,092	59,971	(35,879)
Foreign currency	(8,996)	(3,125)	(5,871)	(11,812)	(5,754)	(6,058)
Total interest income	16,914	60,093	(43,179)	12,281	54,217	(41,936)
Interest expense:
Savings account deposits:
Rupee	10,643	10,752	(109)	6,271	9,644	(3,373)
Foreign currency	(152)	(35)	(117)	(159)	(71)	(87)
Total savings account deposits	10,491	10,717	(226)	6,112	9,573	(3,460)
Time deposits:
Rupee	6,983	20,420	(13,437)	5,722	22,283	(16,562)
Foreign currency	(4,838)	(2,705)	(2,133)	(7,063)	(3,464)	(3,599)
Total time deposits	2,145	17,715	(15,570)	(1,341)	18,819	(20,161)
Total deposits:
Rupee	17,626	31,172	(13,546)	11,993	31,927	(19,935)
Foreign currency	(4,990)	(2,740)	(2,250)	(7,222)	(3,535)	(3,686)
Total deposits	12,636	28,432	(15,796)	4,771	28,392	(23,621)
Borrowings:
Rupee	(4,497)	1,699	(6,196)	(4,415)	2,574	(6,989)
Foreign currency	254	(1,229)	1,483	(6,093)	(3,980)	(2,113)
Total borrowings	(4,243)	470	(4,713)	(10,508)	(1,406)	(9,102)
Total interest expense:
Rupee	13,129	32,871	(19,742)	7,578	34,501	(26,924)
Foreign currency	(4,736)	(3,969)	(767)	(13,315)	(7,515)	(5,799)
Total interest expense	8,393	28,902	(20,509)	(5,737)	26,986	(32,723)
Net interest income:
Rupee	12,781	30,347	(17,566)	16,514	25,470	(8,955)
Foreign currency	(4,260)	844	(5,104)	1,503	1,761	(259)
Total net interest income	Rs. 8,521	Rs. 31,191	Rs. (22,670)	Rs. 18,018	Rs. 27,231	Rs. (9,213)

Yields, Spreads and Margins

The following table sets forth, for the periods indicated, the yields, spreads and net interest margins on interest-earning assets.

	Year ended March 31,
	2014		2015		2016		2017		2018
	(in millions, except percentages)
Interest income(1)	Rs.	497,393	Rs.	552,291	Rs.	594,980	Rs.	611,895	Rs.	624,176
Average interest-earning assets		5,830,625		6,449,192		7,246,635		7,911,740		8,443,631
Interest expense		297,106		323,182		339,965		348,358		342,620
Average interest-bearing liabilities		4,996,433		5,445,790		6,094,406		6,630,273		7,063,215
Average total assets		7,021,668		7,675,783		8,474,703		9,339,862		10,061,763
Average interest-earning assets as a percentage of average total assets		83.04%		84.02%		85.51%		84.71%		83.92%
Average interest-bearing liabilities as a percentage of average total assets		71.16		70.95		71.91		70.99		70.20
Average interest-earning assets as a percentage of average interest-bearing liabilities		116.70		118.43		118.91		119.33		119.54
Yield		8.53		8.56		8.21		7.73		7.39
Rupee		9.95		9.97		9.53		8.85		8.32
Foreign currency		4.41		4.34		4.10		3.69		3.28
Cost of funds		5.95		5.93		5.57		5.25		4.85
Rupee		7.34		7.16		6.76		6.13		5.48
Foreign currency		3.16		3.41		3.05		2.97		2.63
Spread(2)		2.58		2.63		2.64		2.48		2.54
Rupee		2.61		2.81		2.77		2.72		2.84
Foreign currency		1.25		0.93		1.05		0.72		0.66
Net interest margin(3)		3.44		3.55		3.52		3.33		3.33
Rupee		4.31		4.54		4.41		4.11		3.94
Foreign currency		0.89		0.58		0.74		0.51		0.65

(1)	We have re-calculated tax-exempt income on a tax-equivalent basis. The impact of re-calculation of tax-exempt income on a tax equivalent basis was Rs. 2.6 billion for fiscal 2014, Rs. 2.7 billion for fiscal 2015, Rs. 2.0 billion for fiscal 2016, Rs. 2.5 billion for fiscal 2017 and Rs. 2.6 billion for fiscal 2018.

(2)	Spread is the difference between yield on average interest-earning assets and cost of average interest-bearing liabilities. Yield on average interest-earning assets is the ratio of interest income to average interest-earning assets. Cost of average interest-bearing liabilities is the ratio of interest expense to average interest-bearing liabilities.

(3)	Net interest margin is the ratio of net interest income to average interest-earning assets. The difference in net interest margin and spread arises due to the difference in amount of average interest-earning assets and average interest-bearing liabilities. If average interest-earning assets exceed average interest-bearing liabilities, net interest margin is greater than the spread and if average interest-bearing liabilities exceed average interest-earning assets, net interest margin is less than the spread.

(4)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Interest income(1)	Rs.	609,399	Rs.	621,623	US$	9,547	2.0%
Interest expense		(348,358)		(342,620)		(5,262)	(1.6)%
Net interest income	Rs.	261,041	Rs.	279,003	US$	4,285	6.9%

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

Net interest income increased by 6.9% from Rs. 261.0 billion in fiscal 2017 to Rs. 279.0 billion in fiscal 2018, reflecting an increase of 6.7% in the average volume of interest-earning assets.

Net interest margin

Net interest margin on the rupee portfolio decreased by 17 basis points from 4.11% in fiscal 2017 to 3.94% in fiscal 2018 and net interest margin on foreign currency portfolio increased by 14 basis points from 0.51% in fiscal 2017 to 0.65% in fiscal 2018. However, overall net interest margin remained stable at 3.33% in fiscal 2017 and fiscal 2018 primarily due to an increase in proportion of the rupee portfolio, which has relatively higher margins, in the total portfolio.

The yield on the rupee portfolio decreased by 53 basis points from 8.85% in fiscal 2017 to 8.32% in fiscal 2018 primarily due to the following:

•	The yield on rupee advances decreased by 62 basis points from 10.35% in fiscal 2017 to 9.73% in fiscal 2018. The yield on rupee investments decreased by 45 basis points from 7.35% in fiscal 2017 to 6.90% in fiscal 2018. The yield on other interest-earning assets decreased by 16 basis points from 3.63% in fiscal 2017 to 3.47% in fiscal 2018.

•	The yield on rupee advances decreased by 62 basis points from 10.35% in fiscal 2017 to 9.73% in fiscal 2018 primarily due to the following reasons:

•	There were higher additions to non-performing assets during fiscal 2017 and fiscal 2018. The Bank accounts for interest income on a cash basis on non-performing assets.

•	The Bank reduced its 1-year marginal cost of funds based lending rate by 100 basis points during fiscal 2017, of which 75 basis points was reduced subsequent to withdrawal of legal tender status of Specified Bank Notes in November 2016, the full year impact of this change was reflected in fiscal 2018. The incremental loans by the Bank were made at lower rates, in line with market trends. Further, many existing customers of the Bank with floating rate loans have re-priced their loans to lower rate linked to marginal cost of funds based lending rate during fiscal 2018. See also “Business—Loan portfolio—Loan pricing”.

•	The yield on interest-earning rupee investments decreased by 45 basis points from 7.35% in fiscal 2017 to 6.90% in fiscal 2018. The yield on Government securities decreased primarily due to realization of capital gains in the statutory liquidity ratio investments and reset of floating rate bonds at lower levels. The yield on other than statutory liquidity ratio investments decreased primarily due to a decrease in the yield on bonds and debentures, commercial paper and mutual funds.

•	The yield on other interest-earning assets decreased by 16 basis points from 3.63% in fiscal 2017 to 3.47% in fiscal 2018 primarily due to a decrease in interest on income tax refund and average investment in Rural Infrastructure Development Fund and other related deposits, which are relatively higher yielding amongst other interest-earning assets.

Interest on income tax refunds decreased from Rs. 4.5 billion in fiscal 2017 to Rs. 2.8 billion in fiscal 2018. The receipt, amount and timing of such income depend on the nature and timing of determinations by tax authorities and are neither consistent nor predictable.

The cost of funds for the rupee portfolio decreased by 65 basis points from 6.13% in fiscal 2017 to 5.48% in fiscal 2018 primarily due to the following factors:

•	The cost of rupee deposits decreased by 53 basis points from 5.49% in fiscal 2017 to 4.96% in fiscal 2018 primarily due to a decrease in the cost of rupee term deposits and cost of rupee savings deposits and an increase in the proportion of average current account and savings account deposits in total deposits.

The cost of rupee term deposits decreased by 76 basis points from 7.50% in fiscal 2017 to 6.74% in fiscal 2018 reflecting softening of interest rates. The Bank reduced retail term deposit rates for select maturities in phases during fiscal 2017 and fiscal 2018. For example, the rate on retail term deposits with maturities between 390 days up to two years declined from 7.50% at April 1, 2016 to 7.00% at April 1, 2017. The rate was further reduced to 6.90% on May 17, 2017 and 6.75% on July 19, 2017.

The cost of rupee savings deposits decreased by 24 basis points from 3.98% in fiscal 2017 to 3.74% in fiscal 2018. Effective August 19, 2017, the Bank reduced its interest rate on savings account deposits by 50 basis points on deposits below Rs. 5 million from 4.00% to 3.50%.

The average rupee current account and savings account deposits as a percentage of total rupee deposits increased from 45.4% in fiscal 2017 to 46.2% in fiscal 2018.

•	The cost of rupee borrowings decreased by 84 basis points from 9.14% in fiscal 2017 to 8.30% in fiscal 2018 primarily due to a decrease in the cost of rupee borrowings of ICICI Bank. Cost of rupee borrowings of ICICI Bank decreased primarily due to a decrease in cost of bond borrowings, refinance borrowings and call money borrowings.

The yield on our foreign currency portfolio decreased by 41 basis points from 3.69% in fiscal 2017 to 3.28% in fiscal 2018 primarily due to the following:

•	The yield on average interest earning assets of overseas branches of ICICI Bank decreased primarily due to a decrease in the yield on average advances. The yield on average advances of overseas branches decreased primarily due to an increase in non-performing assets in fiscal 2017 and fiscal 2018 and prepayment of high yielding loans. The Bank accounts for interest income on a cash basis on non-performing assets.

•	The net interest income on non-trading interest rate swaps of ICICI Bank, which are undertaken to manage the market risk arising from assets and liabilities, decreased from Rs. 5.0 billion in fiscal 2017 to Rs. 2.1 billion in fiscal 2018 primarily due to expiry of interest rate swaps on maturity of underlying borrowings.

•	The yield on average interest earning assets of ICICI Bank UK decreased primarily due to a decrease in yield on average advances, offset, in part, by an increase in yield on average investment securities. Yield on average advances decreased primarily due to maturity of high yielding loans. Yield on average investment securities increased primarily due to an increase in investments in high yielding corporate bonds.

•	The yield on average interest earning assets of ICICI Bank Canada increased primarily due to an increase in yield on average advances. Yield on average advances increased primarily due to an increase in proportion of high yielding advances in total advances. Yield on average investment increased primarily due to an increase in investment in the higher yielding bankers’ acceptances during fiscal 2018.

The cost of funds for the foreign currency portfolio decreased by 34 basis points from 2.97% in fiscal 2017 to 2.63% in fiscal 2018, due to the following factors:

•	The cost of funds for ICICI Bank’s foreign currency funding decreased primarily due to a decrease in cost of deposits and cost of borrowings. The cost of deposits decreased primarily due to a decrease in cost of term deposits on account of maturity of high cost foreign currency non-resident deposits. Cost of borrowings decreased primarily due to a decrease in cost of bond borrowings.

•	The cost of funds of ICICI Bank UK decreased primarily due to decrease in cost of deposits and cost of borrowings. The cost of deposits decreased primarily due to interest rate reduction on retail deposits. The cost of borrowings decreased primarily due to buyback of higher cost subordinated bond borrowings and an increase in borrowings from central bank, which are relatively lower cost as compared to other borrowings.

•	The cost of funds of ICICI Bank Canada decreased primarily due to a decrease in cost of deposits and cost of borrowings. The cost of deposits decreased primarily due to maturity of high cost deposits. The cost of borrowings decreased primarily due to an increase in the proportion of lower cost securitized borrowings in the total borrowings.

Our yield on advances, interest income, net interest income and net interest margin are likely to continue to be impacted going forward, due to the tightening of systemic liquidity, changes in benchmark lending rates and deposits rates (including savings deposit rates in India), competitive market conditions, the increased proportion of secured retail advances in total advances, focus on lending to higher rated, well-established corporates, migration of ICICI Bank’s Base rate linked floating rate loans to marginal cost of funds based lending rate and non-accrual of income on non-performing assets.

An internal study group report of the Reserve Bank of India dated September 25, 2017 proposed that all floating rate loans extended from April 1, 2018 be referenced to an external benchmark. The Group also suggested that the periodicity of resetting the interest rates be once a quarter and that banks should migrate all existing lending rates to the new benchmark without any additional charges for switchover within one year from the introduction of the external benchmark. The Reserve Bank of India has yet to issue the necessary instructions/guidelines in this regard. Further, in February 2018, the Reserve Bank of India proposed to harmonize the methodology of determining benchmark rates by linking the base rate to the marginal cost based lending rate. Final instructions/guidelines in this regard have not yet been released. Any change in the methodology of determining benchmark rates may impact our interest income, yield on advances, net interest income and net interest margin.

Interest-earning assets

The average volume of interest-earning assets increased by 6.7% from Rs. 7,911.7 billion in fiscal 2017 to Rs. 8,443.6 billion in fiscal 2018. The increase in interest-earning assets was primarily due to an increase in average advances by Rs. 279.0 billion and an increase in average interest-earning investments by Rs. 221.4 billion.

Average advances increased by 5.6% from Rs. 4,996.4 billion in fiscal 2017 to Rs. 5,275.4 billion in fiscal 2018. Average rupee advances increased by 12.8% from Rs. 3,539.2 billion in fiscal 2017 to Rs. 3,991.1 billion in fiscal 2018 primarily due to an increase in retail advances. Average foreign currency advances decreased by 11.9% from Rs. 1,457.2 billion in fiscal 2017 to Rs. 1,284.3 billion in fiscal 2018 primarily due to a decrease in advances of ICICI Bank on account of prepayment and higher provision on advances.

Average interest-earning investments increased by 10.0% from Rs. 2,222.7 billion in fiscal 2017 to Rs. 2,444.1 billion in fiscal 2018. Average rupee investments increased by 11.1% from Rs. 2,105.7 billion in fiscal 2017 to Rs. 2,340.4 billion in fiscal 2018 primarily due to an increase in investments in Indian government securities by 7.5% from Rs. 1,521.6 billion in fiscal 2017 to Rs. 1,636.3 billion in fiscal 2018. Average other rupee investments increased by 20.5% from Rs. 584.1 billion in fiscal 2017 to Rs. 704.1 billion in fiscal 2018. Interest-earning rupee investments, other than Indian government securities include investments in corporate bonds and debentures, certificates of deposits, commercial paper, pass through certificates and liquid mutual funds. Average foreign currency investments decreased by 11.4% from Rs. 117.0 billion in fiscal 2017 to Rs. 103.7 billion in fiscal 2018.

Average other interest-earning assets increased by 4.5% from Rs. 692.7 billion in fiscal 2017 to Rs. 724.2 billion in fiscal 2018 primarily due to an increase in call and term money lent, offset, in part, by a decrease in average investment in Rural Infrastructure Development Fund and other related deposits.

Interest-bearing liabilities

Average interest-bearing liabilities increased by 6.5% from Rs. 6,630.3 billion in fiscal 2017 to Rs. 7,063.2 billion in fiscal 2018 primarily due to an increase in average deposits by Rs. 540.1 billion, offset, in part, by a decrease in average borrowings by Rs. 107.2 billion.

Average interest-bearing rupee liabilities increased by 14.6% from Rs. 4,798.7 billion in fiscal 2017 to Rs. 5,499.5 billion in fiscal 2018. Average rupee time deposits increased by 15.3% from Rs. 2,163.8 billion in fiscal 2017 to Rs. 2,494.4 billion in fiscal 2018. Average rupee current account and savings account deposits increased by 18.8% from Rs. 1,800.5 billion in fiscal 2017 to Rs. 2,139.6 billion in fiscal 2018. Average rupee borrowings increased by 3.7% from Rs. 834.5 billion in fiscal 2017 to Rs. 865.5 billion in fiscal 2018.

Average interest-bearing foreign currency liabilities decreased by 14.6% from Rs. 1,831.5 billion in fiscal 2017 to Rs. 1,563.7 billion in fiscal 2018. Average foreign currency deposits decreased by 24.3% from Rs. 533.9 billion in fiscal 2017 to Rs. 404.3 billion in fiscal 2018. Average foreign currency deposits of ICICI Bank decreased primarily due to a decrease in term deposits. Average deposits of ICICI Bank UK decreased primarily due to a decrease in corporate term deposits and savings deposits.

Average foreign currency borrowings decreased by 10.7% from Rs. 1,297.6 billion in fiscal 2017 to Rs. 1,159.4 billion in fiscal 2018. The foreign currency borrowings of ICICI Bank decreased primarily due to a decrease in term borrowings and subordinated bond borrowings. Average borrowings of ICICI Bank Canada increased primarily due to an increase in borrowings through securitization of mortgages. Average borrowings of ICICI Bank UK increased primarily due to an increase in long-term borrowings and borrowings from central bank under Term Funding scheme. See also “Risk Factors—Risks Relating to Our Business—Our banking and trading activities are particularly vulnerable to interest rate risk and volatility in interest rates could adversely affect our net interest margin, the value of our fixed income portfolio, our income from treasury operations, the quality of our loan portfolio and our financial performance”.

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	96,344	Rs.	112,629	US$	1,730	16.9%
Profit/(loss) on treasury-related activities (net)(1)		114,366		83,927		1,290	(26.6)
Profit/(loss) on sale of land, buildings and other assets (net)		(14)		29		(0) (2)	N/M
Premium and other operating income from insurance business		312,028		369,369		5,673	18.4
Miscellaneous income		1,853		2,114		32	14.1
Total non-interest income	Rs.	524,577	Rs.	568,068	US$	8,725	8.3%

N/M- Not meaningful

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

(2)	Insignificant amount.

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

Non-interest income increased by 8.3% from Rs. 524.6 billion in fiscal 2017 to Rs. 568.1 billion in fiscal 2018 primarily due to an increase in net earned premium and other operating income relating to insurance business and commission, exchange and brokerage income, offset, in part, by a decrease in income from treasury-related activities.

Commission, exchange and brokerage

Commission, exchange and brokerage income primarily includes fees from our banking business as well as fee and brokerage income of our securities broking, asset management and venture capital fund management subsidiaries. The fee income of our banking business primarily includes fees from corporate clients such as loan processing fees, commercial banking fees and structuring fees, fee income from retail customers such as loan processing fees, credit card fees and service charges on retail deposit accounts.

Commission, exchange and brokerage income increased by 16.9% from Rs. 96.3 billion in fiscal 2017 to Rs. 112.6 billion in fiscal 2018. Commission, exchange and brokerage income of ICICI Bank increased from Rs. 80.3 billion in fiscal 2017 to Rs. 87.9 billion in fiscal 2018. The commission, exchange and brokerage income of ICICI Bank increased primarily due to an increase in credit card fees from retail customers, fees from retail deposit customers and lending linked fees, offset, in part, by a decrease in commercial banking fees. Commission, exchange and brokerage income of our asset management subsidiary increased from Rs. 13.0 billion in fiscal 2017 to Rs. 18.2 billion in fiscal 2018 primarily due to an increase in management fees from mutual fund operations. Commission, exchange and brokerage income of our securities broking subsidiary increased from Rs. 12.7 billion in fiscal 2017 to Rs. 16.8 billion in fiscal 2018 primarily due to an increase in brokerage income and third party product distribution fees. Brokerage income of our securities broking subsidiary increased primarily due to an increase in retail secondary market volume reflecting improved equity market conditions in fiscal 2018.

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

Income from treasury-related activities decreased from Rs. 114.4 billion in fiscal 2017 to Rs. 83.9 billion in fiscal 2018 primarily due to a decrease in income from our government securities portfolio and other fixed income positions.

Income from our equity portfolio increased marginally from Rs. 57.5 billion in fiscal 2017 to Rs. 57.7 billion in fiscal 2018. Income from our equity portfolio in fiscal 2017 primarily included a gain of Rs. 51.3 billion on sale of stake in ICICI Prudential Life Insurance Company Limited through an initial public offer. Income from our equity portfolio in fiscal 2018 primarily included a gain of Rs. 17.1 billion on sale of stake in ICICI Lombard General Insurance Company Limited and Rs. 32.1 billion on sale of stake in ICICI Securities Limited through an initial public offer.

Income from our government securities portfolio and other fixed income positions decreased from Rs. 39.3 billion in fiscal 2017 to Rs. 10.2 billion in fiscal 2018. In fiscal 2017, income from our government securities portfolio and other fixed income positions was higher primarily due to higher realized gains on government securities portfolio and other fixed income positions on account of a decrease in yield on benchmark fixed income securities. Yields on the benchmark 10-year Government securities fell significantly following the withdrawal of legal tender status of Specified Bank Notes in November 2016 to around 6.2% resulting in increased market opportunities for profit-taking in fiscal 2017. Yields on the benchmark 10-year Government securities remained stable in the range of 6.4% to 7.0% during April to August 2017 and then increased sharply from September 2017and was 7.4% at year-end fiscal 2018, resulting in lower market opportunities.

Income from foreign exchange transactions, including transactions with clients and margins on derivatives transactions with clients, increased from Rs. 14.6 billion in fiscal 2017 to Rs. 16.0 billion in fiscal 2018.

Income relating to our insurance business

Income from our insurance business includes net premium income, fee and commission income, surrender charges and income on foreclosure of policies. Income from our insurance business increased by 18.1% from Rs. 312.0 billion in fiscal 2017 to Rs. 368.6 billion in fiscal 2018 due to an increase in income from both our life insurance and general insurance business.

Income from our life insurance business increased from Rs. 242.9 billion in fiscal 2017 to Rs. 291.3 billion in fiscal 2018. Income from our General insurance business increased from Rs. 69.1 billion in fiscal 2017 to Rs. 77.3 billion in fiscal 2018.

Net premium income of our life insurance subsidiary increased from Rs. 221.0 billion in fiscal 2017 to Rs. 267.0 billion in fiscal 2018. The premium income (gross of premium on reinsurance ceded) of ICICI Prudential Life Insurance Company increased by 21.1% from Rs. 223.5 billion in fiscal 2017 to Rs. 270.7 billion in fiscal 2018 primarily due to an increase in retail renewal premium and retail new business premium. Retail renewal premium increased by 23.1% from Rs. 142.2 billion in fiscal 2017 to Rs. 175.0 billion in fiscal 2018. Retail new business premium increased by 18.9% from Rs. 70.7 billion in fiscal 2017 to Rs. 84.0 billion in fiscal 2018. Group premium increased from Rs. 10.7 billion in fiscal 2017 to Rs. 11.7 billion in fiscal 2018.

Fee and other life insurance related income of our life insurance subsidiary increased from Rs. 21.9 billion in fiscal 2017 to Rs. 24.4 billion in fiscal 2018 primarily due to an increase in fund management charges, mortality charges and policy administration charges.

Net premium income of our general insurance subsidiary increased from Rs. 60.1 billion in fiscal 2017 to Rs. 67.0 billion in fiscal 2018 primarily due to an increase in motor and health insurance business. Commission income of our general insurance subsidiary increased from Rs. 9.0 billion in fiscal 2017 to Rs. 10.3 billion in fiscal 2018 primarily due to higher re-insurance commissions on health, accidental and motor insurance business.

Miscellaneous income

Miscellaneous income increased from Rs. 1.9 billion in fiscal 2017 to Rs. 2.1 billion in fiscal 2018.

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs.	78,933	Rs.	Rs. 83,335	US$	1,280	5.6%
Depreciation on own property		9,116		9,221		142	1.2
Auditor’s fees and expenses		251		259		4	3.2
Expenses pertaining to insurance business		276,982		336,374		5,166	21.4
Other administrative expenses		116,418		128,367		1,971	10.3
Total non-interest expenses	Rs.	481,700	Rs.	557,556	US$	8,563	15.7%

Non-interest expense primarily includes expenses relating to our insurance business, payment to and provision for employees and other administrative expenses. Operating expenses increased by 15.7% from Rs. 481.7 billion in fiscal 2017 to Rs. 557.6 billion in fiscal 2018 primarily due to an increase in expenses related to insurance business, other administrative expenses and payments to and provisions for employees.

Payments to and provisions for employees

Employee expenses increased by 5.6% from Rs. 78.9 billion in fiscal 2017 to Rs. 83.3 billion in fiscal 2018. Our employee base, including sales executives, employees on fixed term contracts and interns, increased from 107,980 at year-end fiscal 2017 to 112,360 at year-end fiscal 2018.

The employee expenses of ICICI Bank increased by 3.1% from Rs. 57.3 billion in fiscal 2017 to Rs. 59.1 billion in fiscal 2018. Employee expenses increased primarily due to annual increments and promotions and an increase in average staff strength. The average employee base of ICICI Bank, including sales executives, employees on fixed term contracts and interns, increased from 79,671 employees in fiscal 2017 to 83,577 employees in fiscal 2018. Further, there was an increase in provision for performance bonus and performance-linked retention pay. This increase in cost was offset, in part, by a decrease in provision requirement for retirement benefit obligations due to an increase in discount rate linked to government securities yield. Any change in the government securities yield in future may impact our employee retirement benefits obligation and subsequently employee costs.

The employee expenses of ICICI Prudential Life Insurance Company increased by 18.3% from Rs. 8.2 billion in fiscal 2017 to Rs. 9.7 billion in fiscal 2018. The employee expenses of ICICI Securities Limited increased by 12.3% from Rs. 4.9 billion in fiscal 2017 to Rs. 5.5 billion in fiscal 2018. The employee expenses of ICICI Lombard General Insurance Company increased by 8.5% from Rs. 4.7 billion in fiscal 2017 to Rs. 5.1 billion in fiscal 2018. The employee expenses of ICICI Prudential Asset Management Company increased by 16.7% from Rs. 1.8 billion in fiscal 2017 to Rs. 2.1 billion in fiscal 2018.

Depreciation

Depreciation on owned properties increased by 1.1% from Rs. 9.1 billion in fiscal 2017 to Rs. 9.2 billion in fiscal 2018.

Other administrative expenses

Other administrative expenses primarily include rent, taxes and lighting, advertisement and publicity, repairs and maintenance, direct marketing agency expenses and other expenditures. Other administrative expenses increased by 10.3% from Rs. 116.4 billion in fiscal 2017 to Rs. 128.4 billion in fiscal 2018 primarily due to an increase in expenses of ICICI Bank and our asset management subsidiary, offset, in part, by a decrease in expenses of our life insurance subsidiary. Other administrative expenses of ICICI Bank increased from Rs. 82.6 billion in fiscal 2017 to Rs. 90.0 billion in fiscal 2018 primarily due an increase in retail business volumes.

Other administrative expenses of our asset management subsidiary increased from Rs. 4.3 billion in fiscal 2017 to Rs. 7.2 billion in fiscal 2018 primarily due to an increase in distribution and fund expenses which is in line with the growth in business volumes.

Other administrative expenses of our life insurance subsidiary decreased from Rs. 15.9 billion in fiscal 2017 to Rs. 11.6 billion in fiscal 2018 primarily due to a decrease in sales and marketing expenses.

Other administrative expenses of our general insurance subsidiary increased from Rs. 15.2 billion in fiscal 2017 to Rs. 15.8 billion in fiscal 2018.

Expenses related to our insurance business

Expenses related to our insurance business include claims and benefit payouts, commission expenses and reserves for actuarial liability (including the investible portion of the premium on unit-linked policies of our life insurance business). Expenses relating to our insurance business increased by 21.4% from Rs. 277.0 billion in fiscal 2017 to Rs. 336.4 billion in fiscal 2018.

The expenses related to our life insurance subsidiary increased from Rs. 223.7 billion in fiscal 2017 to Rs. 277.0 billion in fiscal 2018 primarily due to an increase in expenses related to reserves for actuarial liability (including the investible portion of the premium on unit-linked policies), commission expenses and claims and benefit payouts.

The reserves for the actuarial liability of the life insurance business (including the investible portion of the premium on unit-linked policies) increased from Rs. 209.2 billion in fiscal 2017 to Rs. 257.0 billion in fiscal 2018, primarily due to an increase in the volume of our unit-linked insurance business. The investible portion of the premium on linked policies of our life insurance business represents the amount of premium, including renewal premium received on linked policies of life insurance business invested, after deducting charges and the premium for risk coverage, in the underlying fund. The claims and benefit payouts and commission expenses increased from Rs. 14.5 billion in fiscal 2017 to Rs. 19.9 billion in fiscal 2018 primarily due an increase in death claims, maturity claims and surrender claims and higher commission expenses due to change in product-mix and growth in total premium. In line with Indian accounting norms for insurance companies, we do not amortize the customer acquisition cost, but account for the expenses as incurred.

The expenses related to our general insurance subsidiary increased from Rs. 53.3 billion in fiscal 2017 to Rs. 59.4 billion in fiscal 2018 primarily due to an increase in claims and benefit payouts and commission expenses. Claims and benefit payouts increased from Rs. 49.5 billion in fiscal 2017 to Rs. 53.1 billion in fiscal 2018, reflecting an increase in crop/weather insurance claims. The commission expenses increased from Rs. 3.8 billion in fiscal 2017 to Rs. 6.3 billion in fiscal 2018 primarily due to an increase in direct commission paid on motor insurance business.

See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and contingencies (excluding tax provisions)

Provisions for Non-performing Assets and Restructured Loans

The Reserve Bank of India has substantially expanded its guidance relating to the identification and classification of non-performing assets over the last four years, which has resulted in an increase in our loans classified as non-performing and an increase in provisions.

Effective April 1, 2014, the Reserve Bank of India issued guidelines which included a framework for early identification and resolution of stressed assets. The guidelines introduced an asset classification category of “special mention accounts”, which comprised cases that were not yet restructured or classified as non-performing but which exhibited early signs of stress, as determined by various parameters. Banks were required to share data with each other on a category of special mention accounts, form joint lenders’ forums and devise action plans for the joint resolution of these accounts.

From April 1, 2015 onwards, loans that were restructured (other than due to a delay in project implementation up to specified periods) have to be classified as non-performing assets. Loans to projects under implementation that are restructured due to a delay in implementation of the project (up to a specified period) enjoy forbearance in classification as non-performing assets, subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India.

During the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, non-performing loans increased significantly in the banking system including us, during the second half of fiscal 2016.

In April 2017, the Reserve Bank of India directed banks to put in place board-approved policies for making provisions for standard assets at rates higher than those prescribed by the Reserve Bank of India, based on industry sectors and an assessment of sectoral risks and trends. In particular, the Reserve Bank of India highlighted risks in the telecom sector and directed banks to complete the assessment with respect to this sector by June 30, 2017. Furthermore, in April 2017, the Reserve Bank of India required banks to disclose the divergence in asset classification and provisioning between what banks report and what the Reserve Bank of India assesses through the Reserve Bank of India’s annual supervisory process. The disclosure is required if either the additional provisioning requirement assessed by the Reserve Bank of India exceeds 15.0% of the published net profits after tax for the period, or the additional gross non-performing assets identified by the Reserve Bank of India exceeds 15.0% of the published incremental gross non-performing assets for the reference period, or both.

In June 2017, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, enacted in 2016, in respect of certain corporate borrowers. Under the Insolvency and Bankruptcy Code, a resolution plan for these borrowers would be required to be finalized within specified timeframes, failing which the borrowers would go into liquidation. The Reserve Bank of India has also specified higher provisions in respect of loans to these borrowers. In August 2017, the Reserve Bank of India identified additional accounts and directed banks to initiate insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan where the residual debt was rated investment grade by two external credit rating agencies was not implemented by December 13, 2017. Given that the process of resolution of accounts referred under the Insolvency and Bankruptcy Code is still evolving, with periodic amendments being incorporated into the framework as well as litigation and judicial decisions impacting the framework, there is uncertainty regarding the impact of resolution of these borrowers and whether such resolution will be achieved.

In February 2018, the Reserve Bank of India issued directions and guidelines aimed at time-bound resolution of non-performing and stressed borrowers, withdrawal of earlier resolution schemes and commencement of proceedings under the Insolvency and Bankruptcy Code in respect of borrowers where a resolution satisfying specified criteria could not be achieved within a prescribed timeframe. Apart from the withdrawal of earlier resolution mechanisms, the guidelines have also withdrawn the guidelines for Joint Lenders’ Forum, a committee formed by banks to explore options for resolution. The guidelines withdrew the standstill benefit for classification of borrower accounts where any of the Reserve Bank of India prescribed resolution scheme had been initiated and resulted in banks, including us, classifying assets under the resolution schemes of the Reserve Bank of India as non-performing on an accelerated basis.

The Bank has, since April 2016, implemented enhanced internal controls, relating to review of loan accounts which satisfy certain threshold parameters, primarily relating to size, credit rating and days-past-due, for identification of non-performing assets.

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

From April 1, 2015 onwards, loans that are restructured are classified as non-performing, other than loans already restructured prior to March 31, 2015 or where the restructuring was proposed prior to April 1, 2015 and was effected subsequently within prescribed timelines. However, loans granted for implementation of projects that are restructured due to a delay in implementation of the project (up to a specified period) continue to enjoy forbearance in asset classification subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India. See also “Business—Classification of Loans”.

ICICI Bank makes provisions on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided for/written off as required by the Reserve Bank of India guidelines. For loans and advances of overseas branches, we make provisions as per the Reserve Bank of India regulations or host country regulations, whichever is higher. We make provisions on retail non-performing loans at the borrower level in accordance with our retail assets provisioning policy, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. The Bank holds specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with the Reserve Bank of India directions, including the Reserve Bank of India direction for additional provision on accounts referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code. We hold higher specific provisions on retail loans and advances than the minimum regulatory requirement.

In respect of non-retail loans reported as fraudulent to the Reserve Bank of India and classified in doubtful category, the entire amount, without considering the value of security, is provided for over a period of four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been a delay in reporting the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is provided immediately. In the case of fraud in retail accounts, the entire amount is provided immediately. We make provisions on restructured/rescheduled loans and advances in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks. In addition to the specific provision on non-performing assets, we maintain a general provision on standard loans and advances and restructured/rescheduled loans and advances at rates prescribed by the Reserve Bank of India. For standard loans and advances in overseas branches, we hold a general provision at the higher of host country regulatory requirements and the Reserve Bank of India requirements. The Bank also makes additional general provision on loans to specific borrowers in specific stressed sectors. The Bank may create floating provision for the year, in excess of the specific and general provision, as per Board approved policy. The floating provision can only be utilized, with the approval of Board and the Reserve Bank of India.

See also “Business—Loan portfolio—Classification of Loans”.

Non-performing Assets

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2017			2018			2018		2018/2017 % change
	(in millions, except percentages)
Opening balance (gross non-performing assets)	Rs.	293,216		Rs.	458,861		US$	7,047	56.5%
Add: New non-performing assets during the year		348,281			295,969			4,546	(15.0)
Less: Loans upgraded to performing during the year		(10,078)			(38,668)			(594)	283.7
Less: Recoveries (excluding recoveries made from upgraded accounts)		(46,401	) (1)		(48,103	) (1)		(738)	3.7
Less: Write-offs		(126,157)			(92,798)			(1,426)	(26.4)
Gross non-performing assets(2)	Rs.	458,861		Rs.	575,261		US$	8,835	25.4
Provisions for non-performing assets(2)		(188,530)			(281,714)			(4,327)	49.4
Net non-performing assets(2)	Rs.	270,331		Rs.	293,547		US$	4,508	8.6
Gross customer assets	Rs.	5,923,253		Rs.	6,681,141		US$	102,613	12.8
Net customer assets	Rs.	5,720,375		Rs.	6,393,368		US$	98,193	11.8

	At March 31,
	2017	2018	2018	2018/2017 % change
	(in millions, except percentages)
Gross non-performing assets as a percentage of gross customer assets	7.7%	8.6%
Net non-performing assets as a percentage of net customer assets	4.7%	4.6%

(1)	Includes non-performing assets transferred to asset reconstruction companies primarily in exchange for the receipt of securities in the form of pass through instruments.

(2)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

During fiscal 2018, the additions to non-performing loans remained elevated due to a slowdown in economic activity and particularly due to changes in the Reserve Bank of India’s guidelines with regard to the resolution of stressed assets that accelerated the additions to non-performing loans. The Reserve Bank of India introduced a new framework for the resolution of stressed assets in February 2018. The new framework withdrew the existing guidelines on restructuring of stressed assets, including strategic debt restructuring, change in ownership outside strategic debt restructuring and the scheme for sustainable structuring of stressed assets with immediate effect. Under the revised framework, the stand-still benefits in asset classification of borrower accounts where any of these schemes had been invoked but not yet implemented were withdrawn resulting in accelerated classification of assets under the resolution schemes of the Reserve Bank of India as non-performing.

These developments have led to a significant increase in non-performing loans, including slippages from restructured loans, for banks, including us. It has also led to higher provisioning requirements.

The gross additions to non-performing commercial loans decreased from Rs. 332.3 billion in fiscal 2017 to Rs. 267.2 billion in fiscal 2018. During fiscal 2018, we upgraded non-performing commercial loans amounting to Rs. 34.6 billion and made recoveries of non-performing commercial loans amounting to Rs. 39.9 billion. During fiscal 2018, commercial loans amounting to Rs. 88.7 billion were written-off as compared to Rs. 124.0 billion in fiscal 2017 based on a borrower-specific evaluation of the probability of recovery and collectability of the loans. Gross non-performing commercial loans increased from Rs. 430.8 billion at year-end fiscal 2017 to Rs. 534.8 billion at year-end fiscal 2018.

At year end fiscal 2016, ICICI Bank had disclosed its fund based exposure and outstanding non-fund based facilities internally rated below investment grade (excluding borrowers classified as non-performing or restructured) to the iron and steel, mining, power, rigs and cement sectors and promoter entities internally rated below investment grade where the underlying was partly linked to these sectors, amounting to Rs. 440.7 billion. The aggregate fund based exposure and outstanding non-fund based facilities to companies that were internally rated below investment grade in the above sectors and promoter entities decreased from Rs. 440.7 billion at year-end fiscal 2016 to Rs. 190.4 billion at year-end fiscal 2017, which further decreased to Rs. 47.3 billion at year-end fiscal 2018. The decrease in fiscal 2018 was on account of slippage of loans of Rs. 135.5 billion to non-performing category, a net reduction in exposure of Rs. 20.3 billion, exclusion of outstanding non-fund based facilities for borrowers classified as non-performing asset amounting to Rs. 12.3 billion and upgrade of ratings of loans of Rs. 0.2 billion, offset, in part, by a downgrade of ratings of loans of Rs. 25.2 billion.

Gross additions to non-performing consumer loans were Rs. 28.8 billion in fiscal 2018 as compared to Rs. 15.9 billion in fiscal 2017. During fiscal 2018, we upgraded non-performing consumer loans of Rs. 4.1 billion as compared to Rs. 5.3 billion in fiscal 2017. During fiscal 2018, we made recoveries against non-performing consumer loans of Rs. 8.2 billion (fiscal 2017: Rs. 7.2 billion) and written-off loans of Rs. 4.1 billion (fiscal 2017: Rs. 2.1 billion). Gross non-performing consumer loans increased from Rs. 28.1 billion at year-end fiscal 2017 to Rs. 40.5 billion at year-end fiscal 2018.

As a result of above, our gross non-performing assets increased by 25.4% from Rs. 458.9 billion at year-end fiscal 2017 to Rs. 575.3 billion at year-end fiscal 2018. Our net non-performing assets increased by 8.6% from Rs. 270.3 billion at year-end fiscal 2017 to Rs. 293.5 billion at year-end fiscal 2018. The net non-performing asset ratio decreased from 4.7% at year-end fiscal 2017 to 4.6% at year-end fiscal 2018.

The total non-fund based outstanding to borrowers classified as non-performing was Rs. 29.80 billion at March 31, 2018.

See also “Business—Classification of Loans—Non-performing Assets”.

Restructured Loans

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of standard restructured loans.

	At March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)		Rs. 98,674		Rs. 50,855		US$ 781	(48.5)%
Add: Loans restructured during the year		5,826		7		0	(99.9)
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		1,112		2,161		33	(94.3)
Less: Loans upgraded to standard category during the year		—		—		(-)	(100.0)
Less: Loans downgraded to non-performing category during the year		(48,428)		(22,838)		(351)	(52.8)
Less: Repayments/change in management/converted to equity shares during the year		(6,329)		(11,605)		(178)	(83.4)
Gross restructured loans	Rs.	50,855	Rs.	18,579	US$	285	(63.5)
Provisions for restructured loans		(3,012)		(628)		(10)	(79.1)
Net restructured loans	Rs.	47,843	Rs.	17,951	US$	276	(62.5)
Average balance of net restructured loans(1)	Rs.	70,350	Rs.	27,586	US$	424	(60.8)
Gross customer assets	Rs.	5,923,253	Rs.	6,681,141	US$	102,613	12.8
Net customer assets	Rs.	5,720,375	Rs.	6,393,368	US$	98,193	11.8
Gross restructured loans as a percentage of gross customer assets		0.9%		0.3%
Net restructured loans as a percentage of net customer assets		0.8%		0.3%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

(2)	Based on the Reserve Bank of India guidelines effective fiscal 2013, restructured loans include all loans to a borrower where any of the loan facilities have been restructured.

During fiscal 2018, we restructured loans of borrowers classified as standard, as well as made additional disbursements to borrowers whose loans had been restructured in prior years, aggregating Rs. 2.2 billion, as compared to Rs. 6.9 billion during fiscal 2017. Further, during fiscal 2018, restructured standard loans amounting to Rs. 22.8 billion were classified as non-performing due to failure of borrowers to perform as per restructured debt terms, compared to Rs. 48.4 billion during fiscal 2017. Restructured loans that were repaid or converted into equity shares or for which a change in management was effected amounted to Rs. 11.6 billion in fiscal 2018, as compared to Rs. 6.3 billion in fiscal 2017. The gross outstanding standard restructured loans decreased by 63.5%from Rs. 50.9 billion at year-end fiscal 2017 to Rs. 18.6 billion at year-end fiscal 2018 and the net outstanding restructured loans decreased by 62.5% from Rs. 47.8 billion at year-end fiscal 2017 to Rs. 18.0 billion at year-end fiscal 2018.

Further, at year-end fiscal 2018, ICICI Bank’s outstanding non-fund based facilities to borrowers whose loans were classified as restructured were Rs. 4.0 billion.

The net standard restructured loans, as a percentage of net customer assets, decreased from 0.8% at year-end fiscal 2017 to 0.3% at year-end fiscal 2018. The outstanding provision on restructured loans (including the provision for funded interest) decreased from Rs. 3.0 billion at year-end fiscal 2017 to Rs. 0.6 billion at year-end fiscal 2018. See also “Operating and Financial Review and Prospects—Provisions for Non-performing Assets and Restructured Loans”.

The aggregate gross non-performing assets and gross standard restructured loans increased by Rs. 84.1 billion, or 16.5%, from Rs. 509.7 billion at year-end fiscal 2017 to Rs. 593.8 billion at year-end fiscal 2018. The aggregate net non-performing assets and net restructured loans decreased by Rs. 6.7 billion, or 2.1%, from Rs. 318.2 billion at year-end fiscal 2017 to Rs. 311.5 billion at year-end fiscal 2018.

The Reserve Bank of India issued various schemes for the resolution of stressed borrower accounts. The Reserve Bank of India announced guidelines on strategic debt restructuring in fiscal 2016, under which the conversion of debt into equity was allowed, which resulted in the acquisition of ownership interests in the borrowers by banks. On the conversion of debt into equity, banks were allowed to continue with the existing asset classification for an 18-month period (stand-still benefit). Apart from the strategic debt restructuring scheme, the Reserve Bank of India also issued guidelines with respect to loans to borrowers, allowing a change in ownership of the borrowers outside the strategic debt restructuring framework. This guideline allowed the stand-still benefits in asset classification of borrowers in-line with the strategic debt restructuring scheme. In fiscal 2017, the scheme for sustainable structuring of stressed assets was introduced, which sought to strengthen the ability of banks to undertake the resolution of large borrower accounts that were facing financial difficulties on account of delays in completing large projects. The scheme aimed at enabling lenders to initiate deep financial restructuring, subject to the fulfillment of certain conditions, for the sustainable revival of projects. The scheme envisaged bifurcation of the current dues of a borrower into sustainable debt and other than sustainable debt as per an independent study of the viability of the borrower’s operations. The scheme also envisaged that the asset classification of the borrower as on a ‘reference date’ (date on which the lenders jointly decide to invoke the scheme) would continue for a period of 180 days (stand-still period).

On February 12, 2018, the Reserve Bank of India issued a revised framework for the resolution of stressed assets, which superseded the existing guidelines on strategic debt restructuring, change in ownership outside strategic debt restructuring (except projects under implementation) and scheme for sustainable structuring of stressed assets with immediate effect. Under the revised framework, the stand-still benefits in asset classification of borrower accounts where any of these schemes had been invoked but not yet implemented were withdrawn and the accounts were classified as per the extant Reserve Bank of India norms on asset classification. Hence, the Bank classified loans where any of these schemes had been invoked but not implemented as non-performing at year-end fiscal 2018.

At year-end fiscal 2018, the Bank had outstanding strategic debt restructuring loans of nil (at year-end fiscal 2017: Rs. 52.4 billion) where strategic debt restructuring had been implemented, out of which nil (at year-end fiscal 2017: Rs. 16.6 billion) was classified as restructured loans.

At year-end fiscal 2018, the Bank had initiated the process/implemented for change of ownership outside the strategic debt restructuring scheme in one borrower account classified as a standard account with a gross balance outstanding of nil (at year-end fiscal 2017: Rs. 51.1 billion).

At year-end fiscal 2018, the Bank had implemented the scheme for sustainable structuring of stressed asset in five standard borrower accounts with an aggregate balance outstanding of Rs. 5.5 billion (at year-end fiscal 2017: Rs. 2.9 billion), comprising Rs. 2.9 billion (at year-end fiscal 2017: Rs. 1.5 billion) of sustainable debt and Rs. 2.6 billion (at year-end fiscal 2017: Rs. 1.4 billion) of unsustainable debt. Of these accounts, one account (at year-end fiscal 2017: Nil) with an aggregate balance outstanding of Rs. 0.2 billion (at year-end fiscal 2017: Nil) had been classified as non-performing asset at year-end fiscal 2018. Further, the Bank has implemented scheme for sustainable structuring of stressed asset in one non-performing borrower account (at year-end fiscal 2017: Nil) with an aggregate balance outstanding of Rs. 2.3 billion (at year-end fiscal 2017: Nil), comprising Rs. 1.3 billion (at year-end fiscal 2017: Nil) of sustainable debt (upgraded to standard) and Rs. 1.0 billion (at year-end fiscal 2017: Nil) of unsustainable debt. The outstanding loans where change of ownership scheme was invoked for projects under implementation were Rs. 2.4 billion at year-end fiscal 2018(at year-end fiscal 2017: Nil).

The Reserve Bank of India had issued guidelines permitting banks to refinance long-term project loans for infrastructure and other core industries at periodic intervals without such refinancing being considered as restructuring. Accordingly, the portfolio of such loans for which refinancing under the long-term project loans for infrastructure and other core industries had been implemented was Rs. 60.6 billion at year-end fiscal 2018 out of which Rs. 21.2 billion was classified as performing loans. See also “Supervision and Regulation—Regulations Relating to Advancing Loans”.

In fiscal 2018, we sold commercial loans made to 12 borrowers with an aggregate book value (net of provision) of Rs. 2.7 billion to asset reconstruction companies. In fiscal 2017, we sold commercial loans made to 35 borrowers with an aggregate book value (net of provision) of Rs. 37.1 billion to asset reconstruction companies. See also “Business—Classification of Loans—Non-Performing Asset Strategy”.

Provisions and contingencies

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2017	2018	2018	2018/2017 % change
	(in millions, except percentages)
Provision for investments (net)	Rs. 9,364	Rs. 19,489	US$ 299	—
Provision for non-performing and other assets	157,453	147,516	2,266	(6.3)%
Provision for standard assets	(3,734)	2,960	45	—
Others	2,742	9,764	150	—
Total provisions and contingencies (excluding tax)	Rs. 165,825	Rs. 179,729	US$ 2,760	8.4%

Provisions and contingencies increased by 8.4% from Rs. 165.8 billion in fiscal 2017 to Rs. 179.7 billion in fiscal 2018.

Provision for non-performing and other assets remained elevated at Rs. 147.5 billion in fiscal 2018 as compared to Rs. 157.5 billion in fiscal 2017 primarily due to high additions to non-performing assets in the corporate and small and medium enterprises loan portfolio, provision on certain cases referred to National Company Law Tribunal under the provisions of Insolvency and Bankruptcy Code and provisions on loans classified as non-performing in earlier years.

During the six months ended September 30, 2017, the Reserve Bank of India advised the banks to initiate insolvency resolution process under the provisions of Insolvency and Bankruptcy Code for certain specific accounts. The Reserve Bank of India also required the banks to make provision at 50% of the secured portion and 100% of unsecured portion, or provision as per the extant Reserve Bank of India guideline on asset classification norms, whichever is higher. Subsequently, in April 2018, the Reserve Bank of India revised the provisioning requirements in respect of these specified cases from 50% of secured portion to 40% of secured portion at year-end fiscal 2018 and to 50% of the secured portion at three months ended June 30, 2018.

In fiscal 2018, we also made a provision for frauds amounting to Rs. 5.3 billion through reserves and surplus on certain non-retail accounts, which will be reversed and recognized through profit and loss account in fiscal 2019, as permitted by the Reserve Bank of India.

Provision for investments increased from Rs. 9.4 billion in fiscal 2017 to Rs. 19.5 billion in fiscal 2018 primarily due to provision on equity shares, bonds and debentures and preference shares on loan conversion cases under strategic debt restructuring and scheme for sustainable structuring of stressed assets.

Provision for standard assets increased from a reversal of Rs. 3.7 billion in fiscal 2017 to a provision of Rs. 3.0 billion in fiscal 2018. In fiscal 2017, reversal of provision for standard assets was primarily due to higher slippages from standard assets to non-performing assets and invocation of strategic debt restructuring in certain stressed assets, where the Bank made specific provision in accordance with the Reserve Bank of India guidelines. In April 2017, the Reserve Bank of India through its circular advised the banks that the provisioning rates prescribed under the prudential norms circular are the regulatory minimum and banks are encouraged to make provisions at higher rates in respect of advances to stressed sectors of the economy and had specifically highlighted the telecom sector. Accordingly, during fiscal 2018, the Bank as per its Board approved policy made additional general provision amounting to Rs. 1.91 billion on standard loans to borrowers. We held a cumulative general provision of Rs. 28.6 billion at year-end fiscal 2018 compared to Rs. 25.5 billion at year-end fiscal 2017.

Other provisions and contingencies increased from Rs. 2.7 billion in fiscal 2017 to Rs. 9.8 billion in fiscal 2018 primarily due to provision made on assets acquired under debt asset swap in fiscal 2018 as per the Reserve Bank of India’s direction.

The Bank’s provisioning coverage ratio (specific provisions as a percentage of non-performing advances) at year-end fiscal 2018, computed in accordance with the Reserve Bank of India guidelines, was 47.7%.

See also “Business—Classification of Loans—Non-Performing Assets” and “Business—Classification of Loans—Restructured Loans”.

Tax Expense

Income tax expense decreased by 23.9% from Rs. 24.7 billion in fiscal 2017 to Rs. 18.8 billion in fiscal 2018. The effective tax rate decreased from 17.9% in fiscal 2017 to 17.1% in fiscal 2018 primarily due to a decrease in the effective tax rate of the Bank, offset, in part, by higher profit before taxes in domestic subsidiaries.

Income tax expense of the Bank decreased by 55.5% from Rs. 14.8 billion in fiscal 2017 to Rs. 6.6 billion in fiscal 2018. The effective tax rate of the Bank decreased from 13.1% in fiscal 2017 to 8.8% in fiscal 2018 primarily due to long-term capital gain from the sale of shares of ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, which is exempt from income tax.

Income tax expenses of our securities broking subsidiary increased from Rs. 1.8 billion in fiscal 2017 to Rs. 3.0 billion in fiscal 2018 and our general insurance subsidiary from Rs. 2.1 billion in fiscal 2017 to Rs. 3.3 billion in fiscal 2018.

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	804,909	Rs.	889,991	US$	13,669	10.6%
Investments		3,043,733		3,722,077		57,166	22.3
Advances (net of provisions)		5,153,173		5,668,542		87,061	10.0
Fixed assets		93,380		94,650		1,454	1.4
Other assets		762,052		867,550		13,324	13.8
Total assets	Rs.	9,857,247	Rs.	11,242,810	US$	172,674	14.1%

(1)	Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Our total assets increased by 14.1% from Rs. 9,857.2 billion at year-end fiscal 2017 to Rs. 11,242.8 billion at year-end fiscal 2018 primarily due to an increase in investments, net advances and other assets. Net advances increased by 10.0% from Rs. 5,153.2 billion at year-end fiscal 2017 to Rs. 5,668.5 billion at year-end fiscal 2018. Investments increased by 22.3% from Rs. 3,043.7 billion at year-end fiscal 2017 to Rs. 3,722.1 billion at year-end fiscal 2018. Other assets increased by 13.8% from Rs. 762.1 billion at year-end fiscal 2017 to Rs. 867.6 billion at year-end fiscal 2018.

Cash and cash equivalents

Cash and cash equivalents include cash in hand and balances with the Reserve Bank of India and other banks, including money at call and short notice. Cash and cash equivalents increased from Rs. 804.9 billion at year-end fiscal 2017 to Rs. 890.0 billion at year-end fiscal 2018 primarily due to an increase in balances with banks outside India and foreign currency term money lent, offset, in part, by a decrease in money lent at call and short notice.

Investments

Total investments increased by 22.3% from Rs. 3,043.7 billion at year-end fiscal 2017 to Rs. 3,722.1 billion at year-end fiscal 2018. Investments of ICICI Bank increased from Rs. 1,615.1 billion at year-end fiscal 2017 to Rs. 2,029.9 billion at year-end fiscal 2018 primarily due to an increase in investments in government securities, commercial paper, bonds and debentures and certificate of deposits.

Investments of ICICI Prudential Life Insurance Company increased from Rs. 1,204.1 billion at year-end fiscal 2017 to Rs. 1,370.5 billion at year-end fiscal 2018. Investments held to cover linked liabilities increased from Rs. 878.8 billion at year-end fiscal 2017 to Rs. 975.0 billion at year-end fiscal 2018 primarily due to an increase in investment in equity shares and corporate bonds. Investments, other than investments held to cover linked liabilities, increased from Rs. 325.3 billion at year-end fiscal 2017 to Rs. 395.5 billion at year-end fiscal 2018 primarily due to an increase in investment in government securities and equity shares.

Investments of ICICI Lombard General Insurance Company increased from Rs. 146.7 billion at year-end fiscal 2017 to Rs. 180.3 billion in fiscal 2018 primarily due to an increase in investment in debentures, bonds and equity shares.

Investments of ICICI Securities Primary Dealership Limited increased from Rs. 94.9 billion at year-end fiscal 2017 to Rs. 154.5 billion in fiscal 2018 primarily due to an increase in investment in government securities portfolio.

Investments of ICICI Bank UK increased by 18.4% from Rs. 44.3 billion at year-end fiscal 2017 to Rs. 52.5 billion at year-end fiscal 2018 primarily due to an increase in investment in government securities. ICICI Bank Canada’s investment portfolio decreased by 32.7% from Rs. 32.6 billion at year-end fiscal 2017 to Rs. 22.0 billion at year-end fiscal 2018 primarily due to maturity/closures of treasury bills and bankers’ acceptances.

Our total investment in Indian government securities increased from Rs. 1,401.5 billion at year-end fiscal 2017 to Rs. 1,803.2 billion at year-end fiscal 2018.

At year-end fiscal 2018, the Bank had an outstanding net investment of Rs. 34.4 billion in security receipts issued by asset reconstruction companies in relation to sales of non-performing assets, compared to Rs. 32.9 billion at year-end fiscal 2017. See also “Business—Overview of Our Products and Services—Treasury”.

Advances

Net advances increased by 10.0% from Rs. 5,153.2 billion at year-end fiscal 2017 to Rs. 5,668.5 billion at year-end fiscal 2018 primarily due to an increase in retail advances.

Net advances of the Bank increased by 10.4% from Rs. 4,642.3 billion at year-end fiscal 2017 to Rs. 5,124.0 billion at year-end fiscal 2018. Net retail advances of ICICI Bank increased by 20.6% from Rs. 2,403.1 billion at year-end fiscal 2017 to Rs. 2,898.9 billion at year-end fiscal 2018. Net advances of our overseas branches decreased by 14.1% from Rs. 749.9 billion at year-end fiscal 2017 to Rs. 644.3 billion at year-end fiscal 2018. Net advances of ICICI Home Finance increased by 7.1% from Rs. 88.8 billion at year-end fiscal 2017 to Rs. 95.2 billion at year-end fiscal 2018 primarily due to higher disbursement of retail loans.

Advances of ICICI Bank UK increased marginally from Rs. 153.9 billion at year-end fiscal 2017 to Rs. 155.5 billion at year-end fiscal 2018.

Advances of ICICI Bank Canada increased from Rs. 272.0 billion at year-end fiscal 2017 to Rs. 290.7 billion at year-end fiscal 2017 primarily due to an increase in corporate loans and mortgage originations during fiscal 2018. See also “Business – Loan Portfolio”.

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased by 1.4% from Rs. 93.4 billion at year-end fiscal 2017 to Rs. 94.7 billion at year-end fiscal 2018. Other assets increased from Rs. 762.1 billion at year-end fiscal 2017 to Rs. 867.6 billion at year-end fiscal 2018 primarily due to an increase in trade receivables, rural infrastructure and development fund and related deposits and deferred tax assets of the Bank and an increase in premium receivables of our general insurance subsidiary.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Deposits	Rs.	5,125,873	Rs.	5,857,961	US$	89,970	14.3%
Borrowings(1)		1,882,868		2,294,018		35,233	21.8
Other liabilities		1,753,533		1,924,452		29,557	9.7
Minority interest		48,653		60,082		923	23.5
Total liabilities		8,810,927		10,136,513		155,683	15.0
Equity share capital		11,651		12,858		197	10.4
Reserves and surplus(2)		1,034,669		1,093,439		16,794	5.7
Total liabilities (including capital and reserves)	Rs.	9,857,247	Rs.	11,242,810	US$	172,674	14.1%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

(2)	Includes employees’ stock options outstanding.

(3) Previous period figures have been re-grouped/re-classified where necessary to conform to current period classification.

Our total liabilities (including capital and reserves) increased by 14.1% from Rs. 9,857.2 billion at year-end fiscal 2017 to Rs. 11,242.8 billion at year-end fiscal 2018, primarily due to an increase in deposits, borrowings and other liabilities.

Deposits

Deposits increased by 14.3% from Rs. 5,125.9 billion at year-end fiscal 2017 to Rs. 5,858.0 billion at year-end fiscal 2018. Deposits of ICICI Bank increased by 14.5% from Rs. 4,900.4 billion at year-end fiscal 2017 to Rs. 5,609.8 billion at year-end fiscal 2018. Savings account deposits increased by 17.0% from Rs. 1,718.4 billion at year-end fiscal 2017 to Rs. 2,009.7 billion at year-end fiscal 2018 and current account deposits increased by 18.6% from Rs. 749.8 billion at year-end fiscal 2017 to Rs. 889.6 billion at year-end fiscal 2018. Term deposits increased by 11.4% from Rs. 2,432.2 billion at year-end fiscal 2017 to Rs. 2,710.5 billion at year-end fiscal 2018. The current account and savings account deposits increased by 17.5% from Rs. 2,468.2 billion at year-end fiscal 2017 to Rs. 2,899.3 billion at year-end fiscal 2018. Deposits of overseas branches decreased by 28.4% from Rs. 69.2 billion at year-end fiscal 2017 to Rs. 49.6 billion at year-end fiscal 2018. At year-end fiscal 2018, deposits of the Bank formed 75.4% of the funding (i.e., deposits and borrowings). See also “Business—Funding”.

Deposits of ICICI Bank Canada increased from Rs. 124.2 billion at year-end fiscal 2017 to Rs. 142.8 billion at year-end fiscal 2018 due to an increase in term deposits and current account deposits, offset, in part, by a decrease in savings account deposits. Term deposits increased from Rs. 84.9 billion at year-end fiscal 2017 to Rs. 102.0 billion at year-end fiscal 2018. Current account deposits increased from Rs. 10.1 billion at year-end fiscal 2017 to Rs. 14.7 billion at year-end fiscal 2018. Savings account deposits decreased from Rs. 29.2 billion at year-end fiscal 2017 to Rs. 25.9 billion at year-end fiscal 2018.

Deposits of ICICI Bank UK increased from Rs. 106.9 billion at year-end fiscal 2017 to Rs. 114.0 billion at year-end fiscal 2018, primarily due to an increase in current and savings deposits, offset, in part, by a decrease in term deposits.

Borrowings

Borrowings increased by 21.8% from Rs. 1,882.9 billion at year-end fiscal 2017 to Rs. 2,294.0 billion at year-end fiscal 2018. Borrowings of ICICI Bank increased by 23.9% from Rs. 1,475.6 billion at year-end fiscal 2017 to Rs. 1,828.6 billion at year-end fiscal 2018, primarily due to an increase in borrowings with the Reserve Bank of India under liquidity adjustment facility, refinance borrowings and foreign currency call money borrowings, offset, in part, by a decrease in foreign currency subordinated bond borrowings. Net borrowings of overseas branches decreased by 1.3% from Rs. 803.5 billion at year-end fiscal 2017 to Rs. 813.9 billion at year-end fiscal 2018.

Borrowings of ICICI Bank UK increased from Rs. 81.2 billion at year-end fiscal 2017 to Rs. 102.8 billion at year-end fiscal 2018, primarily due to an increase in inter-bank, long-term borrowings and borrowings from central bank under Term Funding Scheme. Borrowings of ICICI Bank Canada decreased from Rs. 150.9 billion at year-end fiscal 2017 to Rs. 145.2 billion at year-end fiscal 2018, primarily due to a net repayment of securitized borrowings. Borrowings of ICICI Securities Primary Dealership Company increased from Rs. 98.8 billion at year-end fiscal 2017 to Rs. 155.4 billion at year-end fiscal 2018 primarily due to an increase in borrowings under liquidity adjustment facility with the Reserve Bank of India and refinance borrowings. Borrowings of ICICI Home Finance Company increased from Rs. 74.2 billion at year-end fiscal 2017 to Rs. 81.8 billion at year-end fiscal 2018 primarily due to an increase in bond borrowings. See also “Business—Funding”.

Other liabilities

Other liabilities primarily consist of sundry creditors, bills payable and liabilities on insurance policies in force pertaining to our insurance subsidiaries. Other liabilities increased by 9.7% from Rs. 1,753.5 billion at year-end fiscal 2017 to Rs. 1,924.5 billion at year-end fiscal 2018, primarily due to an increase in liabilities on policies in force of our life insurance business by Rs. 159.9 billion from Rs. 1,155.0 billion at year-end fiscal 2017 to Rs. 1,314.9 billion at year-end fiscal 2018.

Equity share capital and reserves

Stockholders’ equity increased from Rs. 1,046.3 billion at year-end fiscal 2017 to Rs. 1,106.3 billion at year-end fiscal 2018 primarily due to the annual accretion to reserves out of profit.

Fiscal 2017 to Fiscal 2016

Summary

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

Net worth (equity share capital and reserves and surplus) increased from Rs. 941.1 billion at year-end fiscal 2016 to Rs. 1,046.3 billion at year-end fiscal 2017 primarily due to accretion to reserves from profit for the year. Total assets increased by 7.4% from Rs. 9,175.3 billion at year-end fiscal 2016 to Rs. 9,857.2 billion at year-end fiscal 2017. Total deposits increased by 13.6% from Rs. 4,510.8 billion at year-end fiscal 2016 to Rs. 5,125.9 billion at year-end fiscal 2017. Savings account deposits increased by 23.9% from Rs. 1,444.6 billion at year-end fiscal 2016 to Rs. 1,790.1 billion at year-end fiscal 2017. Current account deposits increased by 27.3% from Rs. 603.4 billion at year-end fiscal 2016 to Rs. 767.9 billion at year-end fiscal 2017. The current account and savings account ratio (ratio of current account and savings account deposits to total deposits) increased from 45.4% at year-end fiscal 2016 to 49.9% at year-end fiscal 2017 which includes the impact of significantly higher current account and savings account deposit inflows in the second half of the fiscal 2017 following the withdrawal of legal tender status of high denomination currency notes by the government of India. Total advances increased by 4.4% from Rs. 4,937.3 billion at year-end fiscal 2016 to Rs. 5,153.2 billion at year-end fiscal 2017. Our retail advances increased by 12.7% from Rs. 2,385.7 billion at year-end fiscal 2016 to Rs. 2,689.6 billion at year-end fiscal 2017.

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

Net Interest Income

The following table sets forth, for the periods indicated, the principal components of net interest income.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Interest income(1)	Rs.	592,937	Rs.	609,399	US$	9,360	2.8%
Interest expense		(339,965)		(348,358)		(5,351)	2.5%
Net interest income	Rs.	252,972	Rs.	261,041	US$	4,009	3.2%

(1)	Tax exempt income has not been re-calculated on a tax-equivalent basis.

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

Our interest income, yield on advances, net interest income and net interest margin are likely to continue to be impacted going forward, due to the non-accrual of income on non-performing assets and loans under the strategic debt restructuring/change in management scheme and the scheme for sustainable structuring of stressed assets, the increased proportion of secured retail advances in total advances, focus on lending to higher rated, well-established corporates, changes in benchmark lending rates and competitive market conditions. Further, during November 2016-March 2017, there was a significant increase in savings and current account deposits following the government of India’s decision to withdraw high denomination currency notes resulting in a sharp increase in liquidity in the banking system. While this resulted in a decline in the cost of funds for us, the decline in lending rates have been higher as banks seek to deploy the excess liquidity in an environment with low credit demand. Further, existing customers with floating rate loans also repriced to the lower rate. This is likely to impact our interest income, yield on advances, net interest income and net interest margin.

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

Non-Interest Income

The following table sets forth, for the periods indicated, the principal components of non-interest income.

	Year ended March 31,
	2016		2017		2017			2017/2016 % change
	(in millions, except percentages)
Commission, exchange and brokerage	Rs.	87,697	Rs.	96,344	US$	1,480		9.9%
Profit/(loss) on treasury-related activities (net)(1)		66,222		114,366		1,757		72.7
Profit/(loss) on sale of land, buildings and other assets (net)		264		(14)		(0)	(2)	N/M
Premium and other operating income from insurance business		263,840		312,028		4,792		18.3
Miscellaneous income		2,998		1,853		28		(38.2)
Total non-interest income	Rs.	421,021	Rs.	524,577	US$	8,057		24.6%

N/M- Not meaningful

(1)	Includes profit/(loss) on the sale/revaluation of investments and exchange transactions.

(2)	Insignificant amount.

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

Non-Interest Expense

The following table sets forth, for the periods indicated, the principal components of non-interest expense.

	Year ended March 31,
	2016	2017		2017		2017/2016 % change
	(in millions, except percentages)
Payments to and provisions for employees	Rs. 69,123	Rs. 78,933		US$ 1,212		14.2%
Depreciation on own property	8,239	9,116		140		10.6
Auditor’s fees and expenses	230	251		4		9.1
Depreciation on leased assets	192	0	(1)	0	(1)	(100.0)

	Year ended March 31,
	2016	2017	2017	2017/2016 % change
	(in millions, except percentages)
Expenses pertaining to insurance business	232,710	276,982	4,254	19.0
Other administrative expenses	97,402	116,418	1,788	19.5
Total non-interest expenses	Rs. 407,896	Rs. 481,700	US$ 7,398	18.1%

1.	Insignificant amount.

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

See also “Business—Overview of Our Products and Services—Insurance”.

Provisions and contingencies (excluding tax provisions)

Provisions for Non-performing Assets and Restructured Loans

ICICI Bank classifies its assets, including those in overseas branches, as performing and non-performing in accordance with the Reserve Bank of India guidelines. ICICI Home Finance Company classifies its loans and other credit facilities in accordance with the guidelines of its regulator, the National Housing Bank. Our overseas banking subsidiaries classify a loan as impaired only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and the loss event has an impact on the estimated future cash flows of the loans that can be reliably estimated. Under the Reserve Bank of India guidelines, non-performing assets are classified into sub-standard, doubtful and loss assets based on certain pre-defined criteria. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery but which are standard as per the extant Reserve Bank of India guidelines are identified as non-performing assets to the extent the loan amount is outstanding in the host country. Our non-performing assets include loans and advances as well as credit substitutes, which are funded credit exposures. The Reserve Bank of India has separate guidelines for restructured loans. From April 1, 2015 onwards, loans that are restructured (other than due to delay up to a specified period) are classified as non-performing, other than loans already restructured prior to March 31, 2015 or where the restructuring was proposed prior to April 1, 2015 and was effected subsequently within prescribed timelines. However, loans granted for implementation of projects that are restructured due to a delay in implementation of the project (up to a specified period) enjoy forbearance in asset classification subject to the fulfillment of certain conditions stipulated by the Reserve Bank of India. See also “Business—Classification of Loans”.

ICICI Bank makes provisions on standard, sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided for/written off as required by the Reserve Bank of India guidelines. For loans and advances of overseas branches, we make provisions as per the Reserve Bank of India regulations or host country regulations, whichever is higher. We make provisions on retail non-performing loans at the borrower level in accordance with our retail assets provisioning policy, subject to the minimum provisioning levels prescribed by the Reserve Bank of India. We hold higher specific provisions on retail loans and advances than the minimum regulatory requirement. We make provisions on restructured/rescheduled loans and advances in accordance with the applicable Reserve Bank of India guidelines on restructuring of loans and advances by banks. In addition to the specific provision on non-performing assets, we maintain a general provision on standard loans and advances and restructured/rescheduled loans and advances at rates prescribed by the Reserve Bank of India. For standard loans and advances in overseas branches, we hold a general provision at the higher of host country regulatory requirements and the Reserve Bank of India requirements. The Bank may create floating provision for the year, in excess of the specific and general provision, as per Board approved policy. The floating provision can only be utilized, with the approval of Board and the Reserve Bank of India. The Bank also holds provisions on loans under strategic debt restructuring, scheme for sustainable and stress assets and change in management outside strategic debt restructuring scheme of the Reserve Bank of India. See also “Business—Classification of Loans”.

Non-performing Assets

The following table sets forth, at the dates indicated, certain information regarding non-performing assets.

	At March 31,
	2016		2017			2017		2017/2016 % change
	(in millions, except percentages)
Opening balance (gross non-performing assets)	Rs.	173,870	Rs.	293,216		US$	4,503	68.6%
Add: New non-performing assets during the year		178,402		348,281			5,349	95.2
Less: Loans upgraded to performing during the year		(11,504)		(10,078)			(155)	(12.4)
Less: Recoveries (excluding recoveries made from upgraded accounts)		(15,353)		(46,401	) (1)		(713)	202.2
Less: Write-offs		(32,199)		(126,157)			(1,938)	291.8
Gross non-performing assets(2)	Rs.	293,216	Rs.	458,861		US$	7,047	56.5
Provisions for non-performing assets(2)		(145,431)		(188,530)			(2,895)	29.6
Net non-performing assets(2)	Rs.	147,785	Rs.	270,331		US$	4,152	82.9
Gross customer assets	Rs.	5,718,339	Rs.	5,923,253		US$	90,973	3.6
Net customer assets	Rs.	5,556,942	Rs.	5,720,375		US$	87,857	2.9
Gross non-performing assets as a percentage of gross customer assets		5.1%		7.7%
Net non-performing assets as a percentage of net customer assets		2.7%		4.7%

(1)	Includes non-performing assets transferred to asset reconstruction companies primarily in exchange for the receipt of securities in the form of pass through instruments.

(2)	Includes loans identified as non-performing/impaired in line with the guidelines issued by regulators of the respective subsidiary.

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

See also “Business—Classification of Loans—Non-performing Assets”.

Restructured Loans

The following table sets forth, at the dates indicated, information regarding roll-forward and average balances of standard restructured loans.

	At March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Opening balance (gross restructured loans)	Rs.	130,787	Rs.	98,674	US$	1,515	(24.6)%
Add: Loans restructured during the year		23,089		5,826		89	(74.8)
Add: Increase in loans outstanding in respect of previously restructured loans/borrowers		9,939		1,112		17	(88.8)
Less: Loans upgraded to standard category during the year		(78)		—		(-)	(100.0)
Less: Loans downgraded to non-performing category during the year		(53,002)		(48,428)		(744)	(8.6)
Less: Repayments during the year		(12,061)		(6,329)		(97)	(47.5)
Gross restructured loans	Rs.	98,674	Rs.	50,855	US$	781	(48.5)
Provisions for restructured loans		(7,581)		(3,012)		(46)	(60.3)
Net restructured loans	Rs.	91,093	Rs.	47,843	US$	735	(47.5)
Average balance of net restructured loans(1)	Rs.	118,602	Rs.	70,350	US$	1,080	(40.7)
Gross customer assets	Rs.	5,718,339	Rs.	5,923,253	US$	90,973	3.6
Net customer assets	Rs.	5,556,942	Rs.	5,720,375	US$	87,857	2.9
Gross restructured loans as a percentage of gross customer assets		1.7%		0.9%
Net restructured loans as a percentage of net customer assets		1.6%		0.8%

(1)	The average balance is the average of quarterly balances outstanding at the end of March of the previous year and June, September, December and March of the current year.

(2)	Based on the Reserve Bank of India guidelines effective fiscal 2013, restructured loans include all loans to a borrower where any of the loan facilities have been restructured.

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

Apart from the strategic debt restructuring scheme, the Reserve Bank of India has issued guidelines with respect to loans to borrowers, whose ownership is undergoing change outside the strategic debt restructuring framework. The Reserve Bank of India guidelines allow the stand-still benefits in asset classification of borrowers in line with the strategic debt restructuring scheme. ICICI Bank had initiated the process of change of ownership outside strategic debt restructuring for a borrower with gross loans outstanding of about Rs. 51.1 billion at year-end fiscal 2017.

During fiscal 2017, the Reserve Bank of India introduced a scheme for sustainable structuring of stressed assets and issued guidelines which seek to strengthen the ability of banks to undertake resolution of large borrower accounts that are facing financial difficulties on account of delays in completing large projects. The scheme, which was superseded and discontinued by the Reserve Bank of India in fiscal 2018, aimed to enable lenders to initiate deep financial restructuring, subject to fulfillment of certain conditions, for sustainable revival of projects. The scheme envisaged bifurcation of the current dues of a borrower into sustainable debt and other than sustainable debt as per an independent study of the viability of the borrower’s operations. The scheme also envisaged that the asset classification of the borrower as on a ‘reference date’ (date in which the lenders jointly decide to invoke the scheme) will continue for a period of 180 days (stand-still period). At year-end fiscal 2017, ICICI Bank implemented the scheme for sustainable structuring of stressed assets in two standard borrower accounts with an aggregate balance outstanding of about Rs. 2.9 billion, comprising Rs. 1.6 billion of sustainable debt and Rs. 1.4 billion of unsustainable debt.

In fiscal 2017, we sold commercial loans of 35 borrowers with aggregate book value (net of provision) of Rs. 37.1 billion to asset reconstruction companies. In fiscal 2016, we had sold commercial loans of seven borrowers with aggregate book value (net of provision) of Rs. 6.7 billion to asset reconstruction companies. See also “Business—Classification of Loans—Non-Performing Asset Strategy”.

Provisions and contingencies

The following table sets forth, for the periods indicated, the composition of provisions and contingencies, excluding provisions for tax.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Provision for investments (net)	Rs.	2,985	Rs.	9,364	US$	144	213.7%
Provision for non-performing and other assets		77,189		157,453		2,418	104.0
Collective contingency and related reserve		36,000		—		—	(100.0)
Provision for standard assets		3,176		(3,734)		(57)	N/M
Others		3,704		2,742		42	(26.0)
Total provisions and contingencies (excluding tax)	Rs.	123,054	Rs.	165,825	US$	2,547	34.8%

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

See also “Business—Classification of Loans—Non-Performing Assets” and “Business—Classification of Loans—Restructured Loans”.

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

Financial Condition

Assets

The following table sets forth, at the dates indicated, the principal components of assets.

	At March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Cash and cash equivalents	Rs.	650,359	Rs.	804,909	US$	12,362	23.8%
Investments		2,860,441		3,043,733		46,748	6.4
Advances (net of provisions)		4,937,291		5,153,173		79,146	4.4
Fixed assets		87,135		93,380		1,434	7.2
Other assets		640,044		762,052		11,704	19.1
Total assets	Rs.	9,175,270	Rs.	9,857,247	US$	151,394	7.4%

Our total assets increased by 7.4% from Rs. 9,175.3 billion at year-end fiscal 2016 to Rs. 9,857.2 billion at year-end fiscal 2017 primarily due to an increase in net advances, investments and cash and cash equivalents. Net advances increased by 4.4% from Rs. 4,937.3 billion at year-end fiscal 2016 to Rs. 5,153.2 billion at year-end fiscal 2017. Investments increased by 6.4% from Rs. 2,860.4 billion at year-end fiscal 2016 to Rs. 3,043.7 billion at year-end fiscal 2017. Cash and cash equivalents increased by 23.8% from Rs. 650.4 billion at year-end fiscal 2016 to Rs. 804.9 billion at year-end fiscal 2017.

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

Investments

Total investments increased by 6.4% from Rs. 2,860.4 billion at year-end fiscal 2016 to Rs. 3,043.7 billion at year-end fiscal 2017. Investments of ICICI Bank increased from Rs. 1,604.1 billion at year-end fiscal 2016 to Rs. 1,615.1 billion at year-end fiscal 2017 primarily due to an increase in investments in pass through certificates, security receipts and commercial paper, offset, in part, by a decrease in investments in certificate of deposits and government securities.

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

Investments of ICICI Lombard General Insurance Company increased from Rs. 112.8 billion at year-end fiscal 2016 to Rs. 146.7 billion in fiscal 2017 primarily due to an increase in investment in debentures, bonds and equity investments.

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

Fixed and other assets

Fixed assets include premises, furniture and fixtures, assets given on lease and other fixed assets. Fixed assets increased by 7.2% from Rs. 87.1 billion at year-end fiscal 2016 to Rs. 93.4 billion at year-end fiscal 2017. Other assets increased from Rs. 640.0 billion at year-end fiscal 2016 to Rs. 762.1 billion at year-end fiscal 2017 primarily due to an increase in trade receivables, deferred tax assets, non-banking assets acquired in satisfaction of claims and an increase in premium receivables of our general insurance subsidiary, offset, in part, by a decrease in rural infrastructure and development fund and related deposits. During fiscal 2017, the Bank acquired fixed assets amounting to Rs. 16.3 billion (fiscal 2016: Rs. 17.2 billion) in satisfaction of claims including debt-assets swap transactions.

Liabilities and Stockholders’ Equity

The following table sets forth, at the dates indicated, the principal components of liabilities and stockholders’ equity.

	At March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Deposits	Rs.	4,510,774	Rs.	5,125,873	US$	78,726	13.6%
Borrowings(1)		2,203,777		1,882,868		28,918	(14.6)
Other liabilities(2)		1,486,056		1,753,533		26,932	18.0
Minority interest		33,556		48,653		748	45.0
Total liabilities		8,234,163		8,810,927		135,324	7.0
Equity share capital		11,632		11,651		179	0.2
Reserves and surplus(3)		929,475		1,034,669		15,891	11.3
Total liabilities (including capital and reserves)	Rs.	9,175,270	Rs.	9,857,247	US$	151,394	7.4%

(1)	Includes subordinated debt and redeemable non-cumulative preference shares.

(2)	Includes proposed dividend (including corporate dividend tax) of Rs. 32.9 billion for fiscal 2016. Pursuant to amendment in Accounting Standard, AS 4 - ‘Contingencies and events occurring after balance sheet date’, the Bank has not accounted for proposed dividend for fiscal 2017, which was paid in fiscal 2018, in the financial statements for fiscal 2017.

(3)	Includes employees’ stock options outstanding.

Our total liabilities (including capital and reserves) increased by 7.4% from Rs. 9,175.3 billion at year-end fiscal 2016 to Rs. 9,857.2 billion at year-end fiscal 2017, primarily due to an increase in deposits and other liabilities, offset, in part, by a decrease in borrowings.

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

Other liabilities

Other liabilities primarily consist of liabilities on insurance policies in force pertaining to our insurance subsidiaries and proposed dividend including corporate dividend tax. Other liabilities increased by 18.0% from Rs. 1,486.1 billion at year-end fiscal 2016 to Rs. 1,753.5 billion at year-end fiscal 2017, primarily due to an increase in liabilities on policies in force of our life insurance business by Rs. 184.4 billion from Rs. 970.5 billion at year-end fiscal 2016 to Rs. 1,155.0 billion at year-end fiscal 2017.

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

The following table sets forth, at the dates indicated, the notional amount and fair value of foreign exchange and interest rate derivatives contracts.

	Notional principal amounts								Balance sheet fair value(1)
	At March 31,								At March 31,
	2016		2017		2018		2018		2016		2017		2018		2018
	(in millions)
Interest rate products:
Swap agreements	Rs.	4,825,926	Rs.	6,118,473	Rs.	11,788,157	US$	181,050	Rs.	19,289	Rs.	3,795	Rs.	(4,784)	US$	(73)
Others		53,847		65,252		86,932		1,335		(449)		150		70		1
Total interest rate products	Rs.	4,879,773	Rs.	6,183,725	Rs.	11,875,089	US$	182,385	Rs.	18,840	Rs.	3,945	Rs.	(4,714)	US$	72

products
Foreign exchange products:
Forward contracts	Rs.	3,770,911	Rs.	4,446,642	Rs.	4,461,284	US$	68,519	Rs.	1,534	Rs.	(538)	Rs.	(1,916)	US$	(29)
Swap agreements		468,883		411,069		417,771		6,416		2,902		9, 062		8,765		135
Others		462,022		518,974		578,555		8,886		(2,608)		(2,131)		163		2
Total foreign exchange products	Rs.	4,701,816	Rs.	5,376,684	Rs.	5,457,610	US$	83,821	Rs.	1,828	Rs.	6,393	Rs.	7,012	US$	108

(1)	Denotes the net mark-to-market impact of the derivatives and foreign exchange products on the reporting date.

The notional principal amount of interest rate products increased from Rs. 6,183.7 billion at year-end fiscal 2017 to Rs. 11,875.1 billion at year-end fiscal 2018 primarily due to an increase in outstanding position of overnight index swaps in the Bank and our primary dealership subsidiary. The credit exposure on interest rate derivatives increased from Rs. 78.5 billion at year-end fiscal 2017 to Rs. 131.7 billion at year-end fiscal 2018. The notional principal amount of foreign exchange products increased from Rs. 5,376.7 billion at year-end fiscal 2017 to Rs. 5,457.6 billion at year-end fiscal 2018. The credit exposure on foreign exchange derivatives decreased from Rs. 218.9 billion at year-end fiscal 2017 to Rs. 207.5 billion at year-end fiscal 2018.

An interest rate swap does not entail the exchange of notional principal, and the cash flow arises because of the difference between the interest rate pay and receive portions of the swap, which is generally much lower than the notional principal of the swap. A large proportion of interest rate swaps, currency swaps and forward exchange contracts are on account of market making, which involves providing regular two-way prices to customers or inter-bank counter-parties. This results in the generation of a higher number of outstanding transactions, and hence a large value of gross notional principal of the portfolio. For example, if a transaction entered into with a customer is covered by an exactly opposite transaction entered into with another counterparty, the net market risk of the two transactions will be zero whereas the notional principal amount of the portfolio will be the sum of both transactions. We had no funded credit derivatives instruments and non-funded credit derivatives instruments at year-end fiscal 2018.

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

The total outstanding first loss credit enhancements at year-end fiscal 2018 were Rs. 2.0 billion and second loss credit enhancements were Rs. 1.4 billion for securitized pools originated by the Bank. With respect to the second loss guarantees provided to the third party originated pools, the outstanding at year-end fiscal 2018 was Rs. 4.2 billion.

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

As required under the Canada Mortgage Bonds program, our Canadian subsidiary, as an issuer, has undertaken to remit monthly to the Central Payor and Transfer Agent the payments of principal and interest accrued and due on the mortgage loans in the pools. ICICI Bank Canada has also undertaken to make the payments to the Central Payor and Transfer Agent on the due dates even if the corresponding amounts have not been received and collected by them in respect of the pools. At year-end fiscal 2018, the outstanding balance of such securitized insured mortgages were CAD 2.8 billion.

Loan Commitments

We have outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 1,377.9 billion (including fund-based commitments fungible with non-fund-based facilities) at year-end fiscal 2018, compared to Rs. 1,364.1 billion at year-end fiscal 2017. The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

Capital Commitments

We are obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The estimated amounts of contracts remaining to be executed on capital projects increased from Rs. 5.5 billion at year-end fiscal 2017 to Rs. 5.6 billion at year-end fiscal 2018.

Other Contractual Obligations

The following table sets forth certain contractual obligations at year-end fiscal 2018.

	Payments due by period
Contractual Obligations	Total		Less than 1 year		1-3 years		3-5 years		More than 5 years
	(in millions, except percentages)
Long-term debt obligations	Rs.	1,609,367	Rs.	237,722	Rs.	667,762	Rs.	343,123	Rs.	360,760
Time deposits		2,851,397		2,268,032		460,725		99,657		22,982
Life-insurance obligations(1)		2,000,782		(93,471)		(207,476)		(26,581)		2,328,310
Gratuity obligations(2)		17,260		1,800		3,353		3,466		8,641	(3)
Pension obligations(2)		10,440		1,079		2,323		2,336		4,702	(3)
Operating lease obligations		2,803		510		960		669		664
Guarantees(4),(5)
Financial guarantees		440,612		308,695		104,817		19,412		7,688
Performance guarantees		650,275		346,621		209,461		73,059		21,134
Total	Rs.	7,582,936	Rs.	3,070,988	Rs.	1,241,925	Rs.	515,141	Rs.	2,754,881

(1)	The amounts shown represent an estimate of undiscounted cash flows under life insurance contracts. The cash flows shown consist of expected benefit payments net of premiums receivable as per the contractual terms. Cash flows associated with benefit payments are projected based on assumptions for factors like mortality and investment returns. The cash flows included in the above table are different from the liabilities on policies in effect on March 31, 2018 that are disclosed in the balance sheet because the liabilities are disclosed at discounted values and include an allowance for other non-contractual cash flows, such as expenses.

(2)	Based on actuarial assumptions.

(3)	Based on outflow estimates between five and 10 years.

(4)	The amount represents maximum amount of obligation.

(5)	Based on contractual maturity.

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

Operating lease obligations

We have commitments under long-term operating leases principally for premises. The following table sets forth a summary of future minimum lease rental commitments at year-end fiscal 2018.

Lease rental commitments for fiscal	(in millions)
2019	Rs.	510
2020		495
2021		465
2022		369
2023		300
Thereafter		664
Total minimum lease commitments	Rs.	2,803

Guarantees

As a part of our project financing and commercial banking activities, we have issued bank guarantees to support business requirements of our clients. Guarantees represent irrevocable assurances that the Bank will pay in the event a customer fails to fulfill its financial or performance obligations. Financial guarantees are obligations to pay a third party beneficiary, when a customer fails to make payment towards a specified financial obligation. Performance guarantees are obligations to pay a third party beneficiary, where a customer fails to perform a non-financial contractual obligation. The guarantees are generally for a period not exceeding 10 years. The credit risks, as well as the operating risks, associated with bank guarantees are similar to those relating to other types of unfunded facilities. We enter into guarantee arrangements after conducting appropriate due diligence on our clients. We generally review these facilities on an annual basis. If a client’s risk profile deteriorates to an unacceptable level, we may choose not to renew the guarantee upon expiry or may require additional security sufficient to protect our exposure. Guarantees increased by 7.0% from Rs. 1,020.0 billion at year-end fiscal 2017 to Rs. 1,090.9 billion at year-end fiscal 2018.

The following table sets forth, at the dates indicated, guarantees outstanding.

	At year-end fiscal
	2016		2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Financial guarantees	Rs.	460,968	Rs.	388,779	Rs.	440,612	US$	6,767	13.3%
Performance guarantees		630,784		631,185		650,275		9,987	3.0
Total guarantees	Rs.	1,091,752	Rs.	1,019,964	Rs.	1,090,887	US$	16,754	7.0%

Financial guarantees constituted approximately 40% of our guarantee exposure at year-end fiscal 2018. Of these financial guarantees, approximately 12% were issued towards risk participation, syndication and favoring other lenders as beneficiaries to allow our clients to avail credit assistance or credit enhancement from other lenders. The remaining financial guarantees were issued to support other business requirements of our clients, such as guarantees for the procurement of goods or guarantees in lieu of security/cash deposits. Performance guarantees constituted 60% of our guarantee exposure at year-end fiscal 2018.

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

In some cases, we have collateral available to reimburse potential losses on our guarantees. Margins in the form of cash and fixed deposit available to us to reimburse losses realized under guarantees increased from Rs. 85.7 billion at year-end fiscal 2017 to Rs. 137.4 billion at year-end fiscal 2018 primarily due to an increase in cash margins received against the guarantees issued by the Bank to a clearing agency for settling derivative transactions on behalf of our customers. Other property or security may also be available to us to cover losses under these guarantees.

Our related party guarantees amounted to Rs. 1 million at year-end fiscal 2018.

The following table sets forth the roll-forward of activity for guarantees at year-end fiscal 2018.

Particulars	Performance Guarantees		Financial Guarantees
	(in millions)
Opening balance at April 1, 2017	Rs.	631,185	Rs.	388,779
Additions: Issued during the year		290,837		343,386
Deletions: Closed due to expiry/termination during the year		(263,971)		(260,517)
Invoked and paid during the year		(7,776)		(31,036)
Closing balance at year-end fiscal 2018	Rs.	650,275	Rs.	440,612

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

At year-end fiscal 2018, ICICI Bank was required to maintain a minimum Common Equity Tier-1 capital ratio of 7.475%, minimum Tier-1 capital ratio of 8.975% and minimum total capital ratio of 10.975%. The minimum total capital requirement includes a capital conservation buffer of 1.875% and capital surcharge of 0.10% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of the Reserve Bank of India guidelines on Basel III, the Bank follows the standardized approach for measurement of credit risk, the standardized duration method for measurement of market risk and the basic indicator approach for measurement of operational risk.

Unconsolidated capital adequacy position

The following table sets forth, at the dates indicated, regulatory capital, risk-weighted assets and risk-based capital ratios computed in accordance with the Reserve Bank of India’s Basel III guidelines and based on ICICI Bank’s unconsolidated financial statements prepared in accordance with Indian GAAPs.

	As per the Reserve Bank of India’s Basel III guidelines
	At year-end fiscal
	2017	2018[1]		2018[1]
	(in millions, except percentages)
Common equity Tier 1 capital	858,394	915,869	US$	14,066
Tier 1 capital	897,246	1,010,644		15,522
Tier 2 capital	189,409	159,135		2,444
Total capital	1,086,655	1,169,779	US$	17,966
Credit risk: risk-weighted assets	5,266,988	5,220,540	US$	80,180
Market risk: risk-weighted assets	420,249	523,377		8,038
Operational risk: risk-weighted assets	560,780	605,165		9,295
Total risk-weighted assets	6,248,017	6,349,082	US$	97,513
Common equity Tier 1 risk-based capital ratio	13.7%	14.4%
Tier 1 risk-based capital ratio	14.4%	15.9%
Tier 2 risk-based capital ratio	3.0%	2.5%
Total risk-based capital ratio	17.4%	18.4%

1.	The proposed dividend for fiscal 2018 was deducted from capital funds though not deducted from net worth for the purpose of financial reporting at year-end fiscal 2018.

In fiscal 2018, capital funds (net of deductions) increased by Rs. 83.1 billion from Rs. 1,086.7 billion at year-end fiscal 2017 to Rs. 1,169.8 billion at year-end fiscal 2018 primarily due to accretion of retained earnings, repatriation of capital from overseas banking subsidiary, sale of shareholding in subsidiaries and issuance of Additional Tier-1 capital instruments of Rs. 55.6 billion, offset, in part, by a decrease in eligible amount of non-common equity capital due to application of Basel III grandfathering rules.

Risk-weighted assets relating to credit risk decreased by Rs. 46.5 billion from Rs. 5,267.0 billion at year-end fiscal 2017 to Rs. 5,220.5 billion at year-end fiscal 2018 primarily due to decrease of Rs. 116.9 billion in risk-weighted assets for off-balance sheet assets, offset, in part, by an increase of Rs. 70.4 billion in risk-weighted assets for on-balance sheet assets. The off-balance sheet risk-weighted assets decreased from Rs. 903.9 billion at year-end fiscal 2017 to Rs. 787.0 billion at year-end fiscal 2018.

Risk-weighted assets relating to market risk increased by Rs. 103.1 billion from Rs. 420.3 billion at year-end fiscal 2017 to Rs. 523.4 billion at year-end fiscal 2018 primarily due to an increase in the portfolio of equity investments and fixed income securities.

Risk-weighted assets relating to operational risk increased by Rs. 44.4 billion from Rs. 560.8 billion at March 31, 2017 to Rs. 605.2 billion at March 31, 2018. The operational risk capital charge is computed based on 15% of the average of the previous three financial years’ gross income and is revised on an annual basis at June 30. Risk-weighted assets are arrived at by multiplying the capital charge by 12.5.

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

At year-end fiscal 2018, our total risk-based capital ratios at the consolidated level as per Basel III guidelines stipulated by the Reserve Bank of India were common equity Tier 1 risk-based capital ratio of 14.2%, Tier 1 risk-based capital ratio of 15.6% and total risk-based capital ratio of 17.9% against the current requirement of minimum common equity Tier 1 capital ratio of 7.475%, a minimum Tier 1 capital ratio of 8.975% and a minimum total capital ratio of 10.975% respectively.

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

We seek to establish a continuous information flow and an active dialogue between the funding and borrowing divisions of the organization to enable optimal liquidity management. A separate group is responsible for liquidity management. We are required to submit rupee gap reports for domestic operations on a fortnightly basis to the Reserve Bank of India. Pursuant to the Reserve Bank of India guidelines, the liquidity gap (if negative) must not exceed 5.0%, 10.0%, 15.0% and 20.0% of cumulative outflows in the 1-day, up to 7-day, up to 14-day and up to 30-day time categories, respectively. We prepare a daily maturity gap analysis for the overseas operations and rupee book for the domestic operations. Our static gap analysis is also supplemented by a short-term dynamic cash-flow analysis, in order to provide the liability raising units with a fair estimate of our funding requirements in the near-term. In addition, we monitor certain liquidity ratios on a fortnightly basis. We also monitor liquidity coverage ratio which has been applicable from January 1, 2015. We have a liquidity contingency plan in place, through which we monitor key indicators that could signal potential liquidity challenges, to enable us to take necessary measures to maintain sufficient liquidity.

We maintain diverse sources of liquidity to facilitate flexibility in meeting funding requirements. Incremental operations in India are principally funded by accepting deposits from retail and corporate depositors. The deposits are augmented by borrowings in the short-term inter-bank market, through refinance agencies and through the issuance of bonds. We also have recourse to the liquidity adjustment facility and marginal standing facility which are short-term funding arrangements provided by the Reserve Bank of India. We generally maintain a substantial portfolio of high quality liquid securities that may be sold on an immediate basis to meet our liquidity needs. We also have the option of managing liquidity by borrowing in the inter-bank market on a short-term basis. The overnight market, which is a significant part of the inter-bank market, is susceptible to volatile interest rates. These interest rates on certain occasion have touched highs of 100.0% and above. To curtail reliance on such volatile funding, our liquidity management policy has stipulated daily limits for borrowing and lending in this market. Our limit on daily borrowing is more conservative than the limit set by the Reserve Bank of India. ICICI Securities Primary Dealership, like us, relies for a certain proportion of its funding on the inter-bank market for overnight money and is therefore also exposed to similar risk of volatile interest rates. However, ICICI Securities Primary Dealership being a primary dealer also has access to liquidity adjustment facility and standing liquidity facility from the Reserve Bank of India.

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

We maintain a significant portion of our demand and time liabilities in forms required pursuant to regulatory reserve requirements imposed by the Reserve Bank of India. The Reserve Bank of India stipulates a cash reserve ratio applicable to Indian banks, which requires us to maintain an average percentage of our demand and time liabilities as a cash balance deposited with the Reserve Bank of India over 14-day period. At year-end fiscal 2018, the cash reserve ratio requirement percentage was 4.00%. In addition, cash reserves may not fall below 90% (with effect from April 16, 2016) of the required cash reserve ratio on any day during any 14-day reporting period.

The Reserve Bank of India also stipulates a statutory liquidity ratio applicable to Indian banks, which requires us to maintain a certain percentage of demand and time liabilities in certain prescribed investments. At year-end fiscal 2018, the statutory liquidity ratio requirement percentage was 19.5%. We generally hold more statutory liquidity ratio eligible securities than the statutory liquidity ratio requirement. Statutory liquidity ratio eligible instruments include cash, gold or approved unencumbered securities. Additionally, as of June 30, 2018, out of the statutory liquidity ratio requirement of 19.5% of net demand and time liabilities in India, 13% is counted towards the high quality liquid assets under the liquidity coverage ratio (11% in the form of a facility to avail liquidity under liquidity coverage ratio and 2% under a marginal standing facility).

At many of our overseas branches, certain reserves are maintained pursuant to local regulations. We have complied with these local reserve requirements in fiscal 2018, except for one incidence of shortfall of maintenance in minimum reserve balance in South Africa.

The Reserve Bank of India on June 9, 2014 issued final guidelines on the Basel III framework on liquidity standards including liquidity coverage ratio, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards. The liquidity coverage ratio promotes short-term resilience of banks to potential liquidity disruptions by requiring that banks have sufficient high quality liquid assets to survive an acute stress scenario lasting for 30 days. As per the guidelines, the liquidity coverage ratio requirement was effective January 1, 2015 with a minimum requirement of 60.0% starting from January 1, 2015 (currently the minimum requirement is 90.0%), and will be 100.0% from January 1, 2019. As per the Reserve Bank of India guidelines, effective January 1, 2016, liquidity coverage ratio has been made applicable to Indian banks on a consolidated basis. We have been computing our liquidity coverage ratio since January 2015 as per the Reserve Bank of India guidelines. The liquidity coverage ratio of the Group, based on daily values, for the three months ended March 31, 2018 was 95.9%.

The Reserve Bank of India on May 17, 2018 issued final guidelines on the Basel III framework on liquidity standards – net stable funding ratio. This guideline is designed to reduce funding risk over a longer time horizon by requiring banks to fund their activities with sufficiently stable sources of funding in order to mitigate the risk of future funding stress. As per the guidelines, the net stable funding ratio should be equal to at least 100% on an ongoing basis and will be applicable for Indian banks at the solo as well as consolidated level. The Reserve Bank of India will communicate the implementation date of this guideline in due course.

We maintain liquid assets in addition to statutory liquidity ratio and cash reserve ratio requirement. Throughout fiscal 2018, the Bank maintained adequate reserves as per the regulatory requirements mentioned above.

The following table sets forth the components of the ICICI Bank’s average and balance sheet date liquid assets.

	At March 31, 2017		Fortnightly average for fiscal 2018		At March 31, 2018
		(in billions)
Statutory liquidity ratio eligible investments and other government securities, net of borrowings on account of repurchase agreement, liquidity adjustment facility and collateralized borrowings	Rs.	1,129.4	Rs.	1,265.5	Rs.	1,255.0
Balance with central banks and current accounts with other banks		331.7		296.2		420.4
Other liquid assets		559.0		350.7		686.8
Gross liquid assets		2,020.1		1,912.4		2,362.2
(Less) Short-term borrowings		0.5		1.5		—
Net liquid assets	Rs.	2,019.6	Rs.	1,910.9	Rs.	2,362.2

ICICI Bank held net liquid assets totaling to Rs. 2,362.2 billion at year-end fiscal 2018, compared to Rs. 2,019.6 billion at year-end fiscal 2017. In fiscal 2018, the Bank held fortnightly average net liquid assets of Rs. 1,910.9 billion. In addition to the amounts included in net liquid assets above, at year-end fiscal 2018, the Bank also held other fixed income non-government securities totaling to Rs. 29.8 billion compared to Rs. 42.4 billion at year-end fiscal 2017.

In compliance with local regulations, some overseas branches of the Bank are required to maintain a ‘net due to’ position with other group entities i.e. they can only be a net borrower up to a specified amount. Accordingly, only the liquidity maintained in excess of such ‘net due to’ requirements can be utilized at other group entities. At year-end fiscal 2018, such overseas branches of the Bank held net liquid assets of Rs. 162.1 billion (equivalent), which are included in our overall net liquid assets of the Bank of Rs. 2,362.2 billion.

We also have access to other reliable sources of liquidity. The Reserve Bank of India conducts repurchase and reverse repurchase transactions with banks through its liquidity adjustment facility and marginal standing facility to carry out monetary policy and manage liquidity for the Indian banking system. The Reserve Bank of India stipulates an interest rate applicable to fixed rate repurchase, fixed rate reverse repurchase agreements and marginal standing facility, known as the repo rate, reverse repo rate and marginal standing facility rate respectively. In addition, Reserve Bank of India also conducts variable rate repurchase, reverse repurchase auction, rates for which are arrived through competitive bidding. At year-end fiscal 2018, the Reserve Bank of India repo rate, reverse repo rate and marginal standing facility rate were 6.00%, 5.75% and 6.25% respectively. The liquidity adjustment facility and marginal standing facility are available throughout the year. Under the marginal standing facility, in addition to the eligible securities a bank holds in excess of the statutory requirement, banks can borrow overnight up to 2.0% of their respective net demand and time liabilities outstanding at the end of the second preceding 14-day period. Further, there is a liquid market for repurchase transactions with other market counterparties. Banks may enter into repurchase transactions with the Reserve Bank of India or other market counterparties against the statutory liquidity ratio eligible securities that hold in excess of the statutory requirement.

At year-end fiscal 2018, ICICI Bank had government securities amounting to Rs. 368.2 billion eligible for borrowings through the liquidity adjustment facility and marginal standing facility from the Reserve Bank of India.

The Reserve Bank of India uses the liquidity adjustment facility and the marginal standing facility to implement monetary policy. The Reserve Bank of India has the right to suspend the liquidity adjustment facility or reduce the amounts that Indian banks can access through the liquidity adjustment facility on any day on a proportionate basis for all banks. Such policy changes could affect the operations of these facilities and could restrict Indian banks, including us, from accessing these facilities. The Reserve Bank of India has restricted liquidity provision through the overnight liquidity adjustment facility to a specified ratio of net demand and time liabilities and increasingly provides liquidity through term repurchase agreements of various maturities. At year-end fiscal 2018, the liquidity provision through the overnight liquidity adjustment facility was capped at 0.25% of net demand and time liabilities of banks.

We have a well-defined borrowing program for the overseas operations. In order to maximize borrowings at a reasonable cost through our branches, liquidity in different markets and currencies is targeted. The wholesale borrowings are in the form of bond issuances, syndicated loans from banks, money market borrowings and inter-bank bilateral loans. We also raise refinance from other banks against eligible trade assets. Those loans that meet the Export Credit Agencies’ criteria are refinanced as per the agreements entered into with these agencies. We also mobilize deposit liabilities, in accordance with the regulatory framework at the host country.

ICICI Bank has the ability to use its rupee liquidity in India to meet refinancing needs at its overseas branches, although this may be at a relatively high cost based on swap and exchange rates prevailing at the time of such refinancing. The Bank raised the equivalent of US$ 500 million through issuances of US$ denominated bonds in December 2017 (original maturity of 10 years). The terms of the Bank’s bond issuances and loans from other financial institutions and export credit agencies contain cross-default clauses, restrictions on its ability to merge or amalgamate with another entity and restrictions on the Bank’s ability to prematurely redeem or repay such bonds or loans. The terms of the Bank’s subordinated debt issuances eligible for inclusion in Tier 1 or Tier 2 capital include the suspension of interest payments in the event of losses or capital deficiencies, and a prohibition on redemption, even at maturity or on specified call option dates, without the prior approval of the Reserve Bank of India. The Bank is currently not, and does not expect to be, in breach of any material covenants of the Bank’s borrowings that would be construed as events of default under the terms of such borrowings.

The successful management of credit, market and operational risk is an important consideration in managing the liquidity because it affects the evaluation of our credit ratings by rating agencies. Rating agencies may reduce or indicate their intention to reduce the ratings at any time.

Rating agencies can also decide to withdraw their ratings of the Bank, which may have the same effect as a reduction in our ratings. Any reduction in our ratings (or withdrawal of ratings) may increase our borrowing costs, limit our access to capital markets and adversely affect our ability to sell or market our products, engage in business transactions (particularly longer-term transactions) and derivatives transactions, or retain our customers. See also “Risk Factors—Risks Relating to India and Other Economic and Market Risks—Any downgrade of India’s debt rating by an international rating agency could adversely affect our business, our liquidity and the prices of our equity shares and ADSs”.

In respect of our domestic operations, we may enter into collateralized borrowings in the form of repurchase transactions with the Reserve Bank of India or through Clearing Corporation of India Limited, a centralized clearing counterparty or with the market counterparties, against the statutory liquidity ratio eligible securities to meet expected and unexpected borrowings requirements. In general, the market value of collateral given for any such loan is higher than the value of the loan, the difference is referred to as a haircut. The Reserve Bank of India has stipulated the haircut for all such securities for borrowings from them. In case of borrowings through products settled through Clearing Corporation of India Limited, the value of the collateral under repo/collateralized borrowing and lending obligations is computed after applying a haircut as stipulated by the Clearing Corporation of India Limited. Further, members of Clearing Corporation of India Limited’s collateralized borrowing and lending obligations segment are also required to maintain margin contributions in relation to their borrowing/lending obligation at any point of time which act as cushion against any fall in the value of the underlying collateral. We hold sufficient securities in our account to meet additional collateral requirements if required and systems and processes are in place to maintain sufficient balance in our Principal-Securities General Ledger account, Repo Constituent - Securities General Ledger account, Clearing Corporation of India Limited Securities Guarantee Fund/collateralized lending and borrowing obligations margin account resulting in smooth settlement of transactions.

Further, in case of any emergency requirement, additional securities may be transferred to our Securities Guarantee Fund/collateralized borrowing and lending obligations margin account on a T+0 basis. In case of corporate bond repo, the value of the securities is computed after applying the minimum haircut as stipulated by the clearing house or bilaterally agreed upon by counterparties depending upon the credit rating of the underlying security. The Bank also deals with central counterparties for settlement of government securities outright and repo transactions, forex transactions, interest rate and currency derivatives for which it needs to contribute towards margin obligations. We will be required to post additional collateral in case of downgrade in the external credit rating of the Bank under letter of credit, stand by letter of credit, bank guarantee and unfunded risk participation agreements.

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

In view of the margin rules for non-centrally cleared derivative transactions issued by the Basel Committee on Banking Supervision and Reserve Bank of India, currently in a draft stage, derivative transactions would be subject to margin-reset and consequent collateral exchange would be as governed by Credit Support Annex. The margin rules are applicable for both, the domestic and overseas operations of the Bank. The Bank has entered into Credit Support Annex which would require maintenance of collateral.

We have certain borrowings that would be affected by a credit rating downgrade of the Bank. Such borrowings amount to around 1% of the total borrowings of the Bank at year-end fiscal 2018. If an international credit rating agency downgrades the Bank’s credit rating by one or more notches, we would be required to pay an increased interest rate on these borrowings. The liquidity impact is monitored on a fortnightly basis and is reported to relevant committees on a semi-annual basis. Volatility in the international debt markets may constrain our international borrowings.

There are restrictions on the use of liquidity maintained by UK and Canada subsidiaries of the Bank to meet their overall liquidity needs. The Office of the Superintendent of Financial Institutions of Canada has prescribed a limit of 100% of Tier 1 and Tier 2 capital (as defined under Canadian regulations) on the credit exposure to any single entity or a group of connected entities. ICICI Bank Canada, Bank’s Canadian subsidiary, has internally capped this credit exposure at CAD 150.0 million (approximately 28% of the limit specified by the Office of the Superintendent of Financial Institutions, except with respect to exposure to the ICICI Bank. In fiscal 2018, ICICI Bank Canada has complied with both regulatory and their internal limits on exposures to any single entity, including to ICICI Bank.

As per the extant regulatory guidelines in the United Kingdom, ICICI Bank UK is subject to a limit of 25% of the capital base on the exposure to an individual counterparty (or a group of related counterparties). The capital base is calculated as the sum of eligible Tier 1 and Tier 2 capital, less any deductions as per the Basel III guidelines. ICICI Bank UK has a capital base of US$ 578.6 million at year-end fiscal 2018, resulting in a limit of US$ 144.7 million. Also, ICICI Bank UK stipulates various internal limits to manage exposure concentrations within the Bank. The key parameters of risk concentrations measured include sectoral, country, rating category based, product specific exposures, counterparty and large exposures.

The Prudential Regulation Authority issued a new policy statement on Capital Requirements Directive IV: Liquidity Requirements in June 2015, which was supplemented by supervisory statement on Prudential Regulation Authorities approach to supervising liquidity and funding risk. The new guidelines were applicable from October 1, 2015. As per the guidelines banks were required to maintain Liquidity Coverage Ratio calculated, as per the methodology provided in the Delegated Act issued by European Banking Authority in October 2014, at 80% starting October 1, 2015 as a Pillar 1 liquidity requirement. The Liquidity Coverage Ratio requirement increased to 100% from January 1, 2018 onwards, from the requirement of 90% applicable during the period from January 1, 2017 to December 31, 2017. Thereafter, Prudential Regulation Authority has adopted a Pillar 2 approach for Liquidity requirements, in which banks are required to hold high quality liquid assets for specified risks, which are not captured in Liquidity Coverage Ratio. ICICI Bank UK PLC maintained Liquidity Coverage Ratio above the stipulated level during fiscal 2018 and complied with Pillar 2 liquidity requirements specified by Prudential Regulation Authority.

In November 2014, The Office of Superintendent of Financial Institution revised the Liquidity Adequacy Requirements to incorporate Liquidity Coverage Ratio requirements for banks in Canada. The requirements expect banks to have an adequate stock of unencumbered high quality liquid assets that consists of cash or assets that can be converted into cash at little or no loss of value in private markets, to meet its liquidity needs for a 30 calendar day liquidity stress scenario. The standard requires that, absent a situation of financial stress, the value of the coverage ratio of high quality liquid assets to total net cash outflows be no lower than 100%. The Office of Superintendent of Financial Institution expects each Canadian bank to have an internal liquidity policy articulating and defining the role of liquid assets within the bank’s overall liquidity management system and establishing minimum targets for liquid asset holdings. ICICI Bank Canada has a Liquidity Management Policy and Market Risk Management Policy, which are approved by its Board of Directors. These policies require ICICI Bank Canada to maintain a certain percentage of its customer liabilities in liquid assets and to maintain sufficient liquidity to cover net outflows in the “up to 30 days” maturity bucket. These limits are monitored by Asset Liability Management Committee of ICICI Bank Canada, at least on monthly basis. ICICI Bank Canada has complied with these requirements throughout fiscal 2018. In addition, net cumulative cash flow information, which consists of details of the maturity pattern of assets and liabilities and net cash flows, is shared with the Office of Superintendent of Financial Institution on a monthly basis.

Capital Expenditure

The following tables set forth, for the periods indicated, certain information related to capital expenditure by category of fixed assets.

	Fiscal 2016
	Cost at year-end fiscal 2015		Additions/ transfers/revaluations		Deletions/ transfers		Depreciation		Net assets at year-end fiscal 2016
	(in millions)
Premises	Rs.	51,765	Rs.	29,610(1)	Rs.	(724)	Rs.	(13,359)	Rs.	67,292	US$	1,034
Other fixed assets (including furniture and fixtures)		55,272		7,510		(3,215)		(42,139)		17,428		268
Assets given on lease		17,299		—		—		(14,885)		2,414		37
Total	Rs.	124,336	Rs.	37,120	Rs.	(3,939)	Rs.	(70,383)	Rs.	87,134	US$	1,338

(1)       Includes gain on revaluation created through reserve of Rs. 28.2 billion.

	Fiscal 2017
	Cost at year-end fiscal 2016		Additions/transfers/ revaluation		Deletions/ transfers				Net assets at year-end fiscal 2017
	(in millions)
Premises	Rs.	80,650	Rs.	8,050(1)	Rs.	(607)	Rs.	(14,750)	Rs.	73,344	US$	1,126
Other fixed assets (including furniture and fixtures)		59,567		7,487		(3,215)		(46,218)		17,621		271
Assets given on lease		17,300		—		(395)		(14,490)		2,415		37
Total	Rs.	157,517	Rs.	15,537	Rs.	(4,217)	Rs.	(75,458)	Rs.	93,380	US$	1,434

(1)       Includes gain on revaluation created through reserve of Rs. 3.0 billion.

		Fiscal 2018
		Cost at year-end fiscal 2017	Additions/transfers/ revaluation		Deletions/ transfers				Net assets at year-end fiscal 2018
		(in millions)
Premises	Rs.	88,093	Rs.	3,498(1)	Rs.	(2,046)	Rs.	(16,524)	Rs.	73,023	US$	$ 1,122
Other fixed assets (including furniture and fixtures)		63,839		8,946		(1,771)		(51,801)		19,212		295

	Fiscal 2018
	Cost at year-end fiscal 2017		Additions/transfers/ revaluation		Deletions/ transfers				Net assets at year-end fiscal 2018
	(in millions)
Assets given on lease		16,905		—		(190)		(14,300)		2,415	37
Total	Rs.	168,837	Rs.	12,444	Rs.	(4,007)	Rs.	(82,625)	Rs.	94,650	US$ 1,454

(1)	Includes gain on revaluation created through reserve of Rs. 0.3 billion.

Collateral Management

Overview

We define collateral as the assets or rights provided to the Bank by the borrower or a third party in order to secure a credit facility. The Bank would have the rights of a secured creditor in respect of the assets/contracts offered as security for the obligations of the borrower/obligor. The underlying documentation for the collateral is designed to provide the Bank with appropriate rights over the collateral or other forms of credit enhancement including the right to liquidate, retain or take legal possession of it in a timely manner in the event of default by the counterparty. We also endeavor to keep the assets provided as security to the Bank under adequate insurance during the tenor of the Bank’s exposure. The Bank monitors the collateral value periodically.

Collateral valuation

We have an internal framework for updating the collateral values of commercial loans on a periodic basis. Generally, for commercial loans, the value of moveable property held as collateral is updated annually and the value of immovable property held as collateral is updated every two years.

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

For retail products, the security to be taken is defined in the product policy for the respective products. Housing loans and automobile loans are secured by the security of the property/automobile being financed. The valuation of the properties is carried out by an empaneled valuer at the time of sanctioning the loan/limit set-up.

The Bank also offers products which are primarily based on collateral, such as shares, specified securities, warehoused commodities and gold jewelry. These products are offered in line with the approved product policies which include types of collateral, valuation and margining.

The Bank extends unsecured facilities to clients for certain products such as derivatives, credit cards and personal loans and to higher rated corporate borrowers. The limits with respect to unsecured facilities have been approved by our Board of Directors.

The decision on the type and quantum of collateral for each transaction is made by the credit approving authority as per the credit approval authorization approved by the Board of Directors. For facilities provided as per approved product policies, collateral is taken in line with the policy.

Significant Changes

Except as otherwise stated in this annual report, we have experienced no significant changes since the date of fiscal 2018 consolidated financial statements contained in this annual report.

Segment Revenues and Assets

The Reserve Bank of India in its guidelines on “segmental reporting” has stipulated specified business segments and their definitions, for the purposes of public disclosures on business information for banks in India.

The consolidated segmental report for fiscal 2018, based on the segments identified and defined by the Reserve Bank of India, has been presented as follows:

•	Retail Banking includes our exposures which satisfy the four qualifying criteria of “regulatory retail portfolio” as stipulated by the Reserve Bank of India’s Basel III guidelines. These criteria are as follows:

(i)	Orientation criterion: Exposure to an individual person or persons (not to be restricted to an individual, Hindu Undivided Family, trust, partnership firm, private limited companies, public limited companies, co-operative societies, etc.) or to a small business are classified as retail. A small business is defined as one where the three-year average annual turnover is less than Rs. 500 million.

(ii)	Product criterion: All exposure should take the form of any of the following:

•	revolving credits and lines of credit (including overdrafts);

•	term loans and leases (e.g. installment loans and leases, student and educational loans); and

•	small business facilities and commitments.

(iii)	Low value of individual exposures: The maximum aggregate retail exposure to one counterparty should not exceed the absolute threshold limit of Rs. 50 million.

(iv)	Granularity criterion: The regulatory retail portfolio should be sufficiently diversified to a degree that reduces the risks in the portfolio. The aggregate exposure to one counterparty should not exceed 0.2% of the overall retail portfolio.

•	Wholesale Banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included in the Retail Banking segment, as per the Reserve Bank of India guidelines for the Bank.

•	Treasury includes the entire investment and derivative portfolio of the Bank, ICICI Strategic Investments Fund and ICICI Equity Fund (up to September 30, 2015).

•	Other Banking includes leasing operations and other items not attributable to any particular business segment of the Bank. It also includes the Bank’s banking subsidiaries, i.e., ICICI Bank UK PLC and ICICI Bank Canada.

•	Life Insurance represents results of ICICI Prudential Life Insurance Company Limited.

•	General Insurance represents results of ICICI Lombard General Insurance Company Limited.

•	Others include ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited, ICICI Prudential Pension Funds Management Company Limited, and I-Ven Biotech Limited (up to December 31, 2015).

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

Fiscal 2018 Compared with Fiscal 2017

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Retail Banking	Rs.	53,853	Rs.	71,414	US$	1,097	32.6%
Wholesale Banking		(74,341)		(82,813)		(1,272)	11.4
Treasury		120,814		77,443		1,189	(35.9)
Other Banking		3,022		5,705		88	88.8
Life Insurance		17,849		17,191		264	(3.7)
General Insurance		9,101		11,962		184	31.4
Others		21,764		21,041		323	(3.3)
Profit before tax	Rs.	152,062	Rs.	121,943	US$	1,873	(19.8%)

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Net interest income	Rs.	113,270	Rs.	134,488	US$	2,066	18.7%
Non-interest income		57,535		65,720		1,009	14.2
Total income		170,805		200,208		3,075	17.2
Non-interest expenses		112,260		121,340		1,864	8.1
Profit before provisions		58,545		78,868		1,211	34.7
Provisions		4,692		7,454		114	58.9
Profit before tax	Rs.	53,853	Rs.	71,414	US$	1,097	32.6%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Advances	Rs.	1,999,885	Rs.	2,433,639	US$	37,377	21.7%
Deposits		3,518,338		3,988,658		61,260	13.4

The Bank has been pursuing a conscious strategy of maintaining a robust funding profile by increasing the share of low cost current account and savings account deposits in total funding and is focusing on growing the retail portfolio. Growth in advances in the retail segment was primarily due to an increase in home loans, personal loans, rural loans, business banking and automobile loans.

Loans in the retail banking segment increased by 21.7% from Rs. 1,999.9 billion at year-end fiscal 2017 to Rs. 2,433.6 billion at year-end fiscal 2018. The Bank maintained its focus on strengthening its deposit franchise reflected in the increase in the retail deposit base. The savings account deposits of the segment increased by 17.0% from Rs. 1,718.4 billion at year-end fiscal 2017 to Rs. 2,009.7 billion at year-end fiscal 2018. The current account deposits of the segment increased by 14.5% from Rs. 332.8 billion at year-end fiscal 2017 to Rs. 381.2 billion at year-end fiscal 2018. The term deposits of the segment increased by 8.9% from Rs. 1,467.2 billion at year-end fiscal 2017 to Rs.1,597.8 billion at year-end fiscal 2018. The overall retail deposits increased by 13.4% from Rs. 3,518.3 billion at year-end fiscal 2017 to Rs. 3,988.7 billion at year-end fiscal 2018.

The profit before tax of the retail banking segment increased by 32.6% from Rs. 53.9 billion in fiscal 2017 to Rs. 71.4 billion in fiscal 2018, primarily due to an increase in net interest income and non-interest income.

Net interest income increased by 18.7% from Rs. 113.3 billion in fiscal 2017 to Rs. 134.5 billion in fiscal 2018, primarily due to an increase in the average loan portfolio and an increase in average current account and savings account deposits.

Non-interest income increased by 14.2% from Rs. 57.5 billion in fiscal 2017 to Rs. 65.7 billion in fiscal 2018, primarily due to an increase in fees income from credit card portfolio, transaction banking fees, third party product distribution fees and lending linked fees.

Non-interest expenses increased by 8.1% from Rs. 112.3 billion in fiscal 2017 to Rs 121.3 billion in fiscal 2018, primarily due to an increase in employee cost and other administrative expenses reflecting an increase in business volume.

Provisions increased by 58.9% from Rs. 4.7 billion in fiscal 2017 to Rs. 7.5 billion in fiscal 2018. The increase in provisions were primarily due to higher growth in the retail portfolio, particularly auto loans, home loans and unsecured products including personal loans and credit cards. Further, in fiscal 2017, there was higher recovery/write back of provisions as compared to fiscal 2018. See also “Business – Risk management – Credit risk – Assessment of Retail Loans” and “Business – Classification of loans – Impact of Economic Environment on Commercial and Consumer Loan Borrowers”.

The retail segment will remain the key driver of our growth, with segments like business banking, credit cards and personal loans growing at a higher pace off a lower base, while home loans will continue to be the largest part of the portfolio.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Net interest income	Rs.	65,712	Rs.	60,971	US$	936	(7.2%)
Non-interest income		35,304		35,907		552	1.7
Total income		101,016		96,878		1,488	(4.1)
Non-interest expenses		32,414		33,013		507	1.8
Profit before provisions		68,602		63,865		981	(6.9)
Provisions		142,943		146,678		2,253	2.6
Profit before tax	Rs.	(74,341)	Rs.	(82,813)	US$	(1,272)	11.4%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2017		2018		2018		2018/2018 % change
	(in millions, except percentages)
Advances	Rs.	2,565,395	Rs.	2,609,463	US$	40,078	1.7%
Deposits		1,358,117		1,590,326		24,425	17.1%

Under the wholesale banking segment, we adopted a two-pronged strategy of improving both portfolio quality and earnings quality. In fiscal 2018, in line with the Bank’s strategy of enhancing the quality of its portfolio, the wholesale banking segment focused its incremental lending efforts on higher rated, well-established corporations. In addition, the Bank has strengthened its framework for managing concentration risk with respect to single borrower and group exposures, based on the internal rating and track record of the borrowers. The exposure limits for lower rated borrowers and groups are substantially lower than the regulatory limits. Our approach to resolution and recovery in the existing portfolio involves working with sponsors for deleveraging through sale of assets and businesses, working with all stakeholders to improve the operations and cash flow generation of borrowers and the enforcement of contractual rights and in addition referring the cases for resolution with the National Company Law Tribunal under the Insolvency and Bankruptcy Code.

The loan portfolio of the wholesale banking segment increased by 1.7% from Rs. 2,565.4 billion at year-end fiscal 2017 to Rs. 2,609.5 billion at year-end fiscal 2018. The current account deposits increased by 21.9% from Rs. 417.1 billion at year-end fiscal 2017 to Rs. 508.4 billion at year-end fiscal 2018 and the term deposits in the segment increased by 15.0% from Rs. 941.1 billion at year-end fiscal 2017 to Rs. 1,081.9 billion at year-end fiscal 2018.

The loss before tax of the wholesale banking segment increased from Rs. 74.3 billion in fiscal 2017 to Rs. 82.8 billion in fiscal 2018, primarily due to a decrease in net interest income.

Net interest income decreased by 7.2% from Rs. 65.7 billion in fiscal 2017 to Rs. 61.0 billion in fiscal 2018, primarily due to non-accrual of interest income on loans classified as non-performing. There were higher additions to non-performing assets during fiscal 2017 and fiscal 2018. The Bank accounts for interest income on a cash basis on non-performing assets.

Non-interest income increased marginally by 1.7% from Rs. 35.3 billion in fiscal 2017 to Rs. 35.9 billion in fiscal 2018 primarily due to an increase in income from forex and derivative products, offset, in part, by a decrease in lending linked fees.

The additions to non-performing assets during fiscal 2018 included the impact of revised framework for resolution of stressed assets issued by the Reserve Bank of India in February 2018, which superseded the earlier guidelines on strategic debt restructuring, change in ownership outside strategic debt restructuring (except projects under implementation) and the scheme for sustainable structuring of stressed assets with immediate effect. Under the revised framework, the stand-still benefits in asset classification of borrowers where any of these schemes had been invoked but not yet implemented were withdrawn. Hence, the Bank classified loans where any of these schemes had been invoked but not implemented as non-performing at year-end fiscal 2018.

Provisions during fiscal 2018 remained elevated at Rs. 146.7 billion in fiscal 2018 as compared to Rs. 142.9 billion in fiscal 2017, primarily due to higher additions to non-performing asset, higher provision on certain cases referred to National Company Law Tribunal under the provisions of Insolvency and Bankruptcy Code, 2016 and further provisions on loans classified as non-performing assets in earlier years. See Also “Operating and Financial Review and Prospects—Provisions and contingencies (excluding tax provisions)”.

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Net interest income	Rs.	31,615	Rs.	30,506	US$	469	(3.5)%
Non-interest income		98,701		67,994		1,044	(31.1)
Total income		130,316		98,500		1,513	(24.4)
Non-interest expenses		2,177		2,196		34	0.9
Profit before provisions		128,139		96,304		1,479	(24.8)
Provisions		7,325		18,860		290	157.5
Profit before tax	Rs.	120,814	Rs.	77,444	US$	1,189	35.9%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Investments	Rs.	1,615,348	Rs.	.2,030,755	US$	31,190	25.7%
Borrowings		1,475,562		1,828,586		28,085	(23.9%)

Our treasury operations include the maintenance and management of regulatory reserves, proprietary trading in equity and fixed income and a range of foreign exchange and derivatives products and services, such as forward contracts, swaps and options.

The profit before tax of the treasury segment decreased by 35.9% from Rs. 120.8 billion in fiscal 2017 to Rs. 77.4 billion in fiscal 2018 primarily due to a decrease in realized gain on government securities on account of an increase in yield of government securities and an increase in provisions.

Net interest income decreased by 3.5% from Rs. 31.6 billion in fiscal 2017 to Rs. 30.5 billion in fiscal 2018.

Non-interest income decreased by 31.1% from Rs. 98.7 billion in fiscal 2017 to Rs. 68.0 billion in fiscal 2018 primarily due to a decrease in realized gain on government securities and decrease in dividend from subsidiaries during fiscal 2018.

Non-interest income of fiscal 2018 included gain on sale of equity shares of ICICI Lombard General Insurance Company Limited of Rs. 20.1 billion and ICICI Securities Limited of Rs. 33.2 billion through initial public offer. Non-interest income of fiscal 2017 included gain on sale of equity shares of ICICI Prudential Life Insurance Company Limited of Rs. 56.8 billion through initial public offer.

Provisions increased from Rs. 7.3 billion in fiscal 2017 to Rs. 18.9 billion in fiscal 2018 primarily due to higher provisions on equity shares, preference shares, bonds and debentures acquired on loan conversion cases under strategic debt restructuring and scheme for sustainable structuring of stressed assets.

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Net interest income	Rs.	15,184	Rs.	12,682	US$	195	(16.5%)
Non-interest income		3,095		2,611		40	(15.6)
Total income		18,279		15,293		235	(16.3)
Non-interest expenses		4,703		4,621		71	(1.7)
Profit before provisions		13,576		10,672		164	(21.4)
Provisions		10,554		4,967		76	(52.9)
Profit before tax	Rs.	3,022	Rs.	5,705	US$	88	88.8

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Advances	Rs.	502,938	Rs.	527,050	US$	8,095	4.8%
Investments		76,940		74,433		1,143	(3.3)
Deposits		255,054		285,536		4,385	12.0
Borrowings	Rs.	232,139	Rs.	247,984	US$	3,809	6.8%

Other banking business includes our leasing operations, our overseas banking subsidiaries and other items not attributable to any particular business segment of the Bank.

The profit before tax of our other banking segment increased from Rs. 3.0 billion in fiscal 2017 to Rs. 5.7 billion in fiscal 2018, primarily due to a decrease in provisions, offset, in part, by a decrease in net interest income.

Net interest income decreased by 16.5% from Rs. 15.2 billion in fiscal 2017 to Rs. 12.7 billion in fiscal 2018, primarily due to a decrease in interest received on income tax refunds from Rs. 4.5 billion in fiscal 2017 to Rs. 2.8 billion in fiscal 2018. Net interest income of ICICI Bank UK decreased from Rs. 4.5 billion in fiscal 2017 to Rs. 4.4 billion in fiscal 2018. Net interest income of ICICI Bank Canada increased from Rs. 3.9 billion in fiscal 2017 to Rs. 4.0 billion in fiscal 2018.

Non-interest income decreased by 16.1% from Rs. 3.1 billion in fiscal 2017 to Rs. 2.6 billion in fiscal 2018, primarily due to a decrease in non-interest income of ICICI Bank Canada. Non-interest income of ICICI Bank Canada decreased from Rs. 1.2 billion in fiscal 2017 to Rs. 0.8 billion in fiscal 2018. Non-interest income of ICICI Bank Canada was higher in fiscal 2017 due to capital gain on call-back of corporate bonds. Non-interest income of ICICI Bank UK decreased from Rs. 1.1 billion in fiscal 2017 to Rs. 1.0 billion in fiscal 2018.

Non-interest expenses decreased marginally from Rs. 4.7 billion in fiscal 2017 to Rs. 4.6 billion in fiscal 2018. Non-interest expenses of ICICI Bank UK decreased from Rs. 2.3 billion in fiscal 2017 to Rs. 2.2 billion in fiscal 2018. Non-interest expenses of ICICI Bank Canada increased from Rs. 1.7 billion in fiscal 2017 to Rs. 1.9 billion in fiscal 2018.

Provisions decreased by 52.9% from Rs. 10.6 billion in fiscal 2017 to Rs. 5.0 billion in fiscal 2018 primarily due to lower provisions made by ICICI Bank Canada. Provisions of our Canadian subsidiary decreased from a provision of Rs. 5.7 billion in fiscal 2017 to a write-back of Rs. 0.2 billion in fiscal 2018 primarily due to a decrease in specific provisions on impaired loans. Net non-performing assets of ICICI Bank Canada decreased from Rs. 0.5 billion at year-end fiscal 2017 to Nil at year-end fiscal 2018. Provisions of our subsidiary in UK increased from Rs. 4.6 billion in fiscal 2017 to Rs. 5.1 billion in fiscal 2018 primarily due to an increase in specific provision on impaired loans. Net non-performing assets of ICICI Bank UK decreased from Rs. 14.6 billion at year-end fiscal 2017 to Rs. 12.6 billion at year-end fiscal 2018.

Advances increased by 4.8% from Rs. 502.9 billion at year-end fiscal 2017 to Rs. 527.1 billion at year-end fiscal 2018, primarily due to an increase in advances of ICICI Bank Canada. Advances of ICICI Bank Canada increased from Rs. 272.0 billion at year-end fiscal 2017 to Rs. 290.7 billion at year-end fiscal 2018 primarily due to fresh disbursements of corporate loans and mortgage originations during fiscal 2018. Advances of the Bank, other than retail and wholesale, increased from Rs. 77.0 billion at year-end fiscal 2017 to Rs. 80.9 billion at year-end fiscal 2018. Advances of ICICI Bank UK increased marginally from Rs. 153.9 billion at year-end fiscal 2017 to Rs. 155.5 billion at year-end fiscal 2018.

Investments decreased by 3.3% from Rs. 76.9 billion at year-end fiscal 2017 to Rs. 74.4 billion at year-end fiscal 2018, primarily due to a decrease in investments of ICICI Bank Canada, offset, in part, by an increase in investments of ICICI Bank UK. The investment portfolio of ICICI Bank Canada decreased from Rs. 32.6 billion at year-end fiscal 2017 to Rs. 22.0 billion at year-end fiscal 2018 primarily due to maturity/closure of treasury bills and bankers’ acceptances. The investment portfolio of ICICI Bank UK increased from Rs. 44.3 billion at year-end fiscal 2017 to Rs. 52.5 billion at year-end fiscal 2018 primarily due to an increase in investments in government securities.

Deposits increased by 12.0% from Rs. 255.1 billion at year-end fiscal 2017 to Rs. 285.5 billion at year-end fiscal 2018 primarily due to an increase in deposits of ICICI Bank Canada and ICICI Bank UK. Deposits of ICICI Bank Canada increased from Rs. 124.2 billion at year-end fiscal 2017 to Rs. 142.8 billion at year-end fiscal 2018, primarily due to an increase in current account deposits and term deposits, offset, in part, by a decrease in savings account deposits. Deposits of ICICI Bank UK increased from Rs. 106.9 billion at year-end fiscal 2017 to Rs. 114.0 billion at year-end fiscal 2018, primarily due to an increase in current and savings deposits, offset, in part, by a decrease in term deposits. Deposits of the Bank other than retail and wholesale, increased from Rs. 23.9 billion at year-end fiscal 2017 to Rs. 28.8 billion at year-end fiscal 2018.

Borrowings increased by 6.8% from Rs. 232.1 billion at year-end fiscal 2017 to Rs. 248.0 billion at year-end fiscal 2018 primarily due to an increase in the borrowings of ICICI Bank UK. Borrowings of ICICI Bank UK increased from Rs. 81.2 billion at year-end fiscal 2017 to Rs. 102.8 billion at year-end fiscal 2018 primarily due to an increase in inter-bank, long-term borrowings and borrowings from central bank under Term Funding Scheme. Borrowings of ICICI Bank Canada decreased from Rs. 150.9 billion at year-end fiscal 2017 to Rs. 145.2 billion at year-end fiscal 2018 primarily due to net repayment of securitized borrowings.

With regard to our overseas banking subsidiaries, global developments, including the differences between major economies on trade issues that is leading to protectionist measures in some countries, the withdrawal of United Kingdom from the European Union and uncertainties in the financial markets as global liquidity conditions tighten and interest rates expected to rise, these factors could impact growth in the United Kingdom and Canada, which in turn could impact the business of our banking subsidiaries in these countries.

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Premium earned	Rs.	223,540	Rs.	270,688	US$	4,157	21.1%
Premium on re-insurance ceded		(1,988)		(2,581)		(40)	29.8
Net premium earned		221,552		268,107		4,117	21.0
Other income		22,305		24,601		378	10.3
Investment income		26,605		32,481		499	22.1
Total income		270,462		325,189		4,994	20.2
Commission paid		7,589		14,033		216	84.9
Claims/benefits paid		11,118		15,119		232	36.0
Operating expenses		24,728		21,801		335	(11.8)
Total expenses		43,435		50,953		783	17.3
Transfer to linked funds		160,605		196,062		3,011	22.1
Provisions for policy holder liabilities (non-linked)		48,573		60,978		937	25.5
Profit before tax	Rs.	17,849	Rs.	17,196	US$	263	(3.7)%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Investments	Rs.	325,351	Rs.	395,470	US$	6,074	21.6%
Assets held to cover linked liabilities		878,784		975,020		14,975	11.0
Liabilities on life policies	Rs.	1,154,974	Rs.	1,314,884	US$	U 20,195	13.8%

The life insurance industry in India registered a growth of 19.2% in retail weighted new business premium in fiscal 2018, according to the Life Insurance Council with ICICI Prudential Life Insurance Company registering a growth of 16.4%. ICICI Prudential Life Insurance Company achieved a market share of 20.9% in private sector on a retail weighted new business premium basis in fiscal 2018 compared to 22.3% in fiscal 2017. Overall market share was 11.8% in fiscal 2018 on a retail weighted new business premium basis compared to 12.0% in fiscal 2017. Assets under management increased by 13.5% from Rs. 1,229.2 billion at year-end fiscal 2017 to Rs. 1,395.3 billion at year-end fiscal 2018.

Every insurer in India is required to maintain an excess of the value of assets over the amount of liabilities of not less than an amount prescribed by the Insurance and Regulatory Development Authority of India, which is referred to as a Required Solvency Margin. The actual excess of assets over liabilities maintained by the insurer is termed as Available Solvency Margin. The ratio of Available Solvency Margin to the Required Solvency Margin is referred to as solvency margin. ICICI Prudential Life Insurance Company’s solvency margin was 252.0% at year-end 2018 compared to the stipulated requirement of 150%.

The profit before tax of ICICI Prudential Life Insurance Company decreased from Rs. 17.8 billion in fiscal 2017 to Rs. 17.2 billion in fiscal 2018 primarily due to an increase in transfer to linked funds and provision for policy holder liability, offset, in part, by an increase in net earned premium. Profit before tax was also impacted due to higher new business strain resulting from the new business growth. New business strain arises when the premium paid at the commencement of a contract is not sufficient to cover the initial expenses including acquisition costs and any mathematical reserve that ICICI Prudential Life Insurance Company needs to set up at that point.

The total premium income of ICICI Prudential Life Insurance Company increased by 21.1% from Rs. 223.5 billion in fiscal 2017 to Rs. 270.7 billion in fiscal 2018 primarily due to an increase in retail renewal premium and retail new business premium. Retail renewal premium increased by 23.1% from Rs. 142.2 billion in fiscal 2017 to Rs. 175.0 billion in fiscal 2018. Retail new business premium increased by 18.8% from Rs. 70.7 billion in fiscal 2017 to Rs. 84.0 billion in fiscal 2018. Group premium increased from Rs. 10.7 billion in fiscal 2017 to Rs. 11.7 billion in fiscal 2018.

Other income of ICICI Prudential Life Insurance Company increased by 10.3% from Rs. 22.3 billion in fiscal 2017 to Rs. 24.6 billion in fiscal 2018 primarily due to an increase in fund management charges, mortality charges and policy administration charges.

Investment income of ICICI Prudential Life Insurance Company increased by 22.2% from Rs. 26.6 billion in fiscal 2017 to Rs. 32.5 billion in fiscal 2018 primarily due to an increase in net realized gains and interest income. The interest income increased from Rs. 20.6 billion in fiscal 2017 to Rs. 23.7 billion in fiscal 2018. The net realized gains increased from Rs. 6.0 billion in fiscal 2017 to Rs. 8.8 billion in fiscal 2018 primarily due to higher realized gains on sale of equity shares.

Commission expenses of ICICI Prudential Life Insurance Company increased by 84.2% from Rs. 7.6 billion in fiscal 2017 to Rs. 14.0 billion in fiscal 2018, primarily due to change in product mix and growth in business volume.

Claims and benefit payouts of ICICI Prudential Life Insurance Company increased by 36.0% from Rs. 11.1 billion in fiscal 2017 to Rs. 15.1 billion in fiscal 2018 primarily due to an increase in death, maturity and surrender claims.

Transfer to linked funds including the investible portion of the premium on linked policies of ICICI Prudential Life Insurance Company increased by 22.1% from Rs. 160.6 billion in fiscal 2017 to Rs. 196.1 billion in fiscal 2018 primarily due to an increase in linked premium. The investible portion of the premium on linked policies of life insurance represents the premium income including renewal premium received on linked policies of life insurance business invested, after deducting charges and premium for risk coverage, in the underlying asset or index chosen by the policy holder.

Assets held to cover the linked liabilities of ICICI Prudential Life Insurance Company increased from Rs. 878.8 billion at year-end fiscal 2017 to Rs. 975.0 billion at year-end fiscal 2018 primarily due to an increase in investments in equity shares and corporate bonds.

Liabilities on life policies of ICICI Prudential Life Insurance Company increased by 13.8% from Rs. 1,155.0 billion at year-end fiscal 2017 to Rs. 1,314.9 billion at year-end fiscal 2018.

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Gross written premium (including premium on re-insurance accepted)	Rs.	109,605	Rs.	126,001	US$	1,935	15.0%
Premium on re-insurance ceded		(43,657)		(47,553)		(730)	8.9
Unexpired risk reserve		(4,312)		(9,330)		(143)	116.4
Net premium earned		61,636		69,117		1,062	12.1
Commission income (net)		4,341		2,840		44	(34.6)
Investment income from pool(1)		245		275		4	12.3
Investment income		13,105		14,822		228	15.5
Total income		79,327		87,054		1,338	10.1
Operating expenses		19,820		21,119		324	6.6
Claims/benefits paid (net)		49,543		53,147		816	7.3

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Other expenses (net)		863		826		13	39.7
Total expense		70,226		75,092		1,153	7.3
Profit/(loss) before tax	Rs.	9,101	Rs.	11,962	US$	185	31.4%

(1)	Investment income from pool represents our share of income from the terrorism pool. The pool represents a multilateral re-insurance arrangement entered into by ICICI Lombard General Insurance Company Limited together with other Indian insurance companies and the General Insurance Corporation of India. The funds belonging to the terrorism pool are administered by the General Insurance Corporation of India.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Investments	Rs.	146,680	Rs.	180,261	US$	2,769	22.9%
Current liabilities including claims outstanding		149,149		195,112		2,997	30.8
Provisions	Rs.	35,485	Rs.	44,784	US$	688	26.2%

The industry witnessed a growth of 17.5% in fiscal 2018 on the basis of gross direct premium primarily due to growth in crop, health and motor insurance segment. ICICI Lombard General Insurance Company Limited registered a growth of 15.2% in gross direct premium during fiscal 2018 primarily due to an increase in health and motor insurance portfolio. ICICI Lombard General Insurance Company Limited has maintained its leadership position among private sector general insurance companies with a market share of 16.8% during fiscal 2018. (Source: General Insurance Council/Insurance Regulatory and Development Authority of India).

The profit before tax of ICICI Lombard General Insurance Company increased by 31.4% from Rs. 9.1 billion in fiscal 2017 to Rs. 12.0 billion in fiscal 2018 primarily due to an increase in net earned premium and investment income, offset, in part, by a decrease in net commission income and an increase in net claims incurred.

The gross direct premium income increased by 15.2% from Rs. 107.3 billion in fiscal 2017 to Rs. 123.6 billion in fiscal 2018 primarily due to an increase in motor and health insurance business. The net premium income increased from Rs. 61.6 billion in fiscal 2017 to Rs. 69.1 billion in fiscal 2018.

Net commission income decreased by 34.6% from Rs. 4.3 billion in fiscal 2017 to Rs. 2.8 billion in fiscal 2018 primarily due to an increase in direct commission paid on motor insurance business and a decrease in re-insurance commission income on crop insurance.

Investment income increased by 13.0% from Rs. 13.1 billion in fiscal 2017 to Rs. 14.8 billion in fiscal 2018 primarily due to an increase in interest income and net realized gains. Interest income increased from Rs. 8.6 billion in fiscal 2017 to Rs. 10.0 billion in fiscal 2018. Realized gain on sale of investment securities increased from Rs. 3.9 billion in fiscal 2017 to Rs. 4.4 billion in fiscal 2018 primarily due to higher gain on equity investments and government securities.

Operating expenses increased by 6.6% from Rs. 19.8 billion in fiscal 2017 to Rs. 21.1 billion in fiscal 2018 primarily due to an increase in advertising and publicity expenses.

Claims/benefits paid increased by 7.3% from Rs. 49.5 billion in fiscal 2017 to Rs. 53.1 billion in fiscal 2018 reflecting an increase in crop/weather insurance claims.

Investments increased by 22.9% from Rs. 146.7 billion at year-end fiscal 2017 to Rs. 180.3 billion at year-end fiscal 2018 primarily due to an increase in investment in debentures, bonds and equity shares. Current liabilities, including claims outstanding, increased by 30.8% from Rs. 149.1 billion at year-end fiscal 2017 to Rs. 195.1 billion at year-end fiscal 2018 primarily due to an increase in claims outstanding and re-insurance and co-insurance payables.

The solvency margin was 205.0% at year-end fiscal 2018 as against the stipulated requirement of 150.0% at year-end fiscal 2018.

Combined ratio [(Net incurred claims/Net earned premium) + (Management Expenses - Commission on reinsurance)/Net written premium] was 100.2% in fiscal 2018 compared to 103.9% in fiscal 2017 primarily due to a decrease in loss ratios (Net claims incurred/Net earned premium) of motor and health insurance segment. Loss ratio decreased from 80.4% in fiscal 2017 to 76.9% in fiscal 2018.

Others

The “others” segment mainly includes ICICI Prudential Asset Management Company Limited, ICICI Venture Funds Management Company Limited, ICICI Securities Limited, ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited.

ICICI Prudential Asset Management Company manages the ICICI Prudential Mutual Fund, which was the largest mutual fund in India in terms of average funds under management for the period ended March 31, 2018 according to Association of Mutual Funds in India.

ICICI Securities Limited and ICICI Securities Primary Dealership Limited are engaged in equity underwriting and brokerage and primary dealership in government securities respectively. ICICI Securities Limited owns icicidirect.com, a leading online brokerage platform.

The profit before tax of the “others” segment decreased from Rs. 21.8 billion in fiscal 2017 to Rs. 21.0 billion in fiscal 2018 primarily due to a decrease in profit before tax of ICICI Securities Primary Dealership Limited and ICICI Home Finance Company Limited, offset, in part, by an increase in profit before tax of ICICI Securities Limited and ICICI Prudential Asset Management Company Limited.

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2017		2018		2018		2018/2017 % change
	(in millions, except percentages)
Net interest income	Rs.	5,400	Rs.	6,155	US$	95	14.0%
Non-interest income		34,215		38,021		584	11.1
Total income		39,615		44,176		678	11.5
Non-interest expenses		17,761		22,117		340	24.5
Operating profit before provisions and tax		21,854		22,059		339	0.9
Provisions		90		1,019		16	1,032.2
Profit before tax	Rs.	21,764	Rs.	21,040	US$	323	(3.3)%

Net interest income increased by 14.0% from Rs. 5.4 billion in fiscal 2017 to Rs. 6.2 billion in fiscal 2018 primarily due to an increase in net interest income of our Securities broking subsidiary and primary dealership subsidiary, offset, in part, by a decrease in net interest income of our home finance subsidiary.

Non-interest income increased by 11.1% from Rs. 34.2 billion in fiscal 2017 to Rs. 38.0 billion in fiscal 2018 primarily due to an increase in fees income of our securities broking subsidiary and management fees of our asset management subsidiary, offset, in part, by a decrease in trading gains of our primary dealership subsidiary.

Non-interest expenses increased by 24.5% from Rs. 17.8 billion in fiscal 2017 to Rs. 22.1 billion in fiscal 2018 primarily due to an increase in administrative expenses and staff expenses of our asset management and securities broking subsidiary.

The profit before tax of ICICI Securities Limited increased from Rs. 5.2 billion in fiscal 2017 to Rs. 8.5 billion in fiscal 2018 primarily due to an increase in fee income and net interest income, offset, in part, by an increase in staff cost and other administrative expenses. Fee income increased primarily due to an increase in brokerage income and third party product distribution fees. The brokerage income increased due to higher secondary market retail volumes. The third party product distribution fees increased primarily due to an increase in business volumes of mutual fund and wealth products. During fiscal 2018, the Securities and Exchange Board of India allowed brokers to offer margin funding to their clients. ICICI Securities Limited had outstanding advances for margin funding of Rs. 5.6 billion at year-end fiscal 2018.

The profit before tax of ICICI Securities Primary Dealership Limited decreased from Rs. 6.3 billion in fiscal 2017 to Rs. 1.7 billion in fiscal 2018, primarily due to a sharp decline in trading gains. Trading gains decreased primarily due to an increase in yield on government securities resulting in lower trading opportunity.

The profit before tax of ICICI Prudential Asset Management Company Limited increased from Rs. 7.3 billion in fiscal 2017 to Rs. 9.5 billion in fiscal 2018 primarily due to an increase in fee income on account of an increase in average assets under management and change in product-mix in favor of equity mutual fund, which earns higher fees. Fee income increased from Rs. 13.0 billion in fiscal 2017 to Rs. 18.2 billion in fiscal 2018. The above increase was, offset, in part, by an increase in other administrative expenses. Average assets under management for mutual funds increased from Rs. 2,214.8 billion in fiscal 2017 to Rs. 2,963.4 billion in fiscal 2018 and average assets under management for equity schemes increased from Rs. 777.2 billion in fiscal 2017 to Rs. 1,327.3 billion in fiscal 2018 (Source: Association of Mutual Funds of India). Other administrative expenses increased from Rs. 4.4 billion in fiscal 2017 to Rs. 7.3 billion in fiscal 2018.

The profit before tax of ICICI Home Finance Company Limited decreased from Rs. 2.8 billion in fiscal 2017 to Rs. 1.1 billion in fiscal 2018 primarily due to an increase in provision on loans and investments and a decrease in fee income and net interest income. Net interest income decreased from Rs. 3.0 billion in fiscal 2017 to Rs. 2.6 billion in fiscal 2018. Fees income decreased from Rs. 0.6 billion in fiscal 2017 to Rs. 0.3 billion in fiscal 2018. Provisions increased from a write-back of Rs. 0.04 billion in fiscal 2017 to a provision of Rs. 0.9 billion in fiscal 2018. Net non-performing assets increased from Rs. 0.7 billion at year-end fiscal 2017 to Rs. 2.0 billion at year-end fiscal 2018.

The profit before tax of ICICI Venture Fund Management Company Limited increased from Rs. 0.1 billion in fiscal 2017 to Rs. 0.2 billion in fiscal 2018 primarily due to an increase in management fees. Management fees increased primarily due to management fees from new entities.

Fiscal 2017 Compared with Fiscal 2016

The following table sets forth, for the periods indicated, profit before tax of various segments.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Retail Banking	Rs.	38,977	Rs.	53,853	US$	827	38.2%
Wholesale Banking		(12,454)		(74,341)		(1,142)	496.9
Treasury		86,163		120,814		1,856	40.2
Other Banking		6,790		3,022		46	(55.5)
Life Insurance		17,716		17,849		274	0.8
General Insurance		7,077		9,101		140	28.6
Others		14,252		21,764		334	52.7
Profit before tax	Rs.	158,521	Rs.	152,062	US$	2,335	(4.1%)

Retail Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Net interest income	Rs.	91,914	Rs.	113,270	US$	1,740	23.2%
Non-interest income		49,023		57,535		883	17.4
Total income		140,937		170,805		2,623	21.2
Non-interest expenses		97,972		112,260		1,724	14.6
Profit before provisions		42,965		58,545		899	36.3

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Provisions		3,988		4,692		72	17.7
Profit before tax	Rs.	38,977	Rs.	53,853	US$	827	38.2%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Advances	Rs.	1,608,891	Rs.	1,999,885	US$	30,715	24.3%
Deposits		2,982,101		3,518,338		54,037	18.0

Loans in the retail banking segment increased primarily due to higher disbursements, mainly in home loans, automobile loans and personal loans. The retail banking segment maintained its focus on strengthening its deposit franchise reflected in the increase in the retail deposit base. The savings account deposits of the segment increased by 28.0% from Rs. 1,342.3 billion at year-end fiscal 2016 to Rs. 1,718.4 billion at year-end fiscal 2017.

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

Non-interest expenses increased by 14.6% from Rs. 98.0 billion in fiscal 2016 to Rs 112.3 billion in fiscal 2017 primarily due to an increase in direct marketing expenses and an increase in operating expenses due to expansion in branch network.

Provisions increased from Rs. 3.9 billion in fiscal 2016 to Rs. 4.7 billion in fiscal 2017 reflecting an increase in retail loan portfolio. See also “Business – Risk management – Credit risk – Assessment of Retail Loans” and “Business – Classification of loans – Impact of Economic Environment on Commercial and Consumer Loan Borrowers”.

Wholesale Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Net interest income	Rs.	83,615	Rs.	65,712	US$	1,009	(21.4%)
Non-interest income		38,064		35,304		542	(7.3)
Total income		121,679		101,016		1,551	(17.0)
Non-interest expenses		25,981		32,414		498	24.8
Profit before provisions		95,698		68,602		1,053	(28.3)
Provisions		108,152		142,943		2,195	32.2
Profit before tax	Rs.	(12,454)	Rs.	(74,341)	US$	(1,142)	496.9%

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance at March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Advances	Rs.	2,609,440	Rs.	2,565,395	US$	39,401	(1.7%)
Deposits		1,132,167		1,358,117		20,859	20.0%

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

Treasury

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Net interest income	Rs.	30,969	Rs.	31,615	US$	485	2.1%
Non-interest income		61,457		98,701		1,516	60.6
Total income		92,426		130,316		2,001	41.0
Non-interest expenses		1,796		2,177		33	21.2
Profit before provisions		90,630		128,139		1,968	41.4
Provisions		4,467		7,325		113	64.0
Profit before tax	Rs.	86,163	Rs.	120,814	US$	1,855	40.2%

The following table sets forth, for the periods indicated, the closing balances of key assets and liabilities.

	Closing balance at March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Investments	Rs.	1,604,397	Rs.	1,615,348	US$	24,810	0.7%
Borrowings		1,748,074		1,475,562		22,663	(15.6%)

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

Other Banking

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Net interest income	Rs.	15,288	Rs.	15,184	US$	233	(0.7%)
Non-interest income		2,477		3,095		47	24.9
Total income		17,765		18,279		280	2.9
Non-interest expenses		4,883		4,703		72	(3.7)
Profit before provisions		12,882		13,576		208	5.4
Provisions		6,092		10,554		162	73.2
Profit before tax	Rs.	6,790	Rs.	3,022	US$	46	(55.5%)

The following table sets forth, for the periods indicated, the outstanding balances of the key assets and liabilities.

	Outstanding balance on March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Advances	Rs.	638,887	Rs.	502,938	US$	7,724	(21.3%)
Investments US$		80,001		76,940		1,182	(3.8)
Deposits		400,943		255,054		3,917	(36.4)
Borrowings	Rs.	252,530	Rs.	232,139	US$	3,565	(8.1%)

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

Life Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Premium earned	Rs.	191,644	Rs.	223,540	US$	3,433	16.6%
Premium on reinsurance ceded		(1,657)		(1,988)		(31)	20.0
Net premium earned		189,987		221,552		3,402	16.6
Other income		20,365		22,305		343	9.5
Investment income		21,285		26,605		409	25.0
Total income		231,637		270,462		4,154	16.8
Commission paid		6,200		7,589		116	22.4
Claims/benefits paid		16,975		11,118		171	(34.5)
Operating expenses		19,951		24,728		380	23.9
Total expenses		43,126		43,435		667	0.7
Transfer to linked funds		139,479		160,605		2,467	15.1
Provisions for policy holder liabilities (non-linked)		31,316		48,573		746	55.1
Profit before tax	Rs.	17,716	Rs.	17,849	US$	274	0.8%

The following table sets forth, for the periods indicated, the outstanding balance of key assets and liabilities.

	Outstanding balance on March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Investments	Rs.	270,320	Rs.	325,351	US$	4,997	20.4%
Assets held to cover linked liabilities		752,958		878,784		13,497	16.7
Liabilities on life policies		970,534		1,154,974		17,739	19.0

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

Transfer to linked funds including the investible portion of the premium on linked policies of ICICI Prudential Life Insurance Company increased by 15.1% from Rs. 139.5 billion in fiscal 2016 to Rs. 160.6 billion in fiscal 2017 primarily due to an increase in linked premium. The investible portion of the premium on linked policies of life insurance represents the premium income including renewal premium received on linked policies of life insurance business invested, after deducting charges and premium for risk coverage, in the underlying asset or index chosen by the policy holder.

Assets held to cover the linked liabilities of ICICI Prudential Life Insurance Company increased from Rs. 753.0 billion at year-end fiscal 2016 to Rs. 878.8 billion at year-end fiscal 2017 primarily due to an increase in investments in equity shares and corporate bonds.

Liabilities on life policies of ICICI Prudential Life Insurance Company increased by 19.0% from Rs. 970.5 billion at year-end fiscal 2016 to Rs. 1,155.0 billion at year-end fiscal 2017.

General Insurance

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Gross written premium (including premium on reinsurance accepted)	Rs.	82,960	Rs.	109,605	US$	1,683	32.1%
Premium on reinsurance ceded		(28,611)		(43,657)		(670)	52.6
Unexpired risk reserve		(6,133)		(4,312)		(66)	(29.7)
Net premium earned		48,216		61,636		947	27.8
Commission income (net)		3,280		4,341		66	32.4
Investment income from pool(1)		242		245		4	1.2
Investment income		11,574		13,105		201	13.2
Total income		63,312		79,327		1,218	25.3
Operating expenses		17,112		19,820		304	15.8
Claims/benefits paid (net)		39,282		49,543		761	26.1
Other expenses (net)		(159)		863		13	N/M
Total expense		56,235		70,226		1,078	24.9
Profit/(loss) before tax	Rs.	7,077	Rs.	9,101	US$	140	28.6%

N/M-	Not meaningful

(1)	Investment income from pool represents our share of income from the terrorism pool. The pool represents a multilateral reinsurance arrangement entered into by ICICI Lombard General Insurance Company together with other Indian insurance companies and the General Insurance Corporation of India. The funds belonging to the terrorism pool are administered by the General Insurance Corporation of India.

The following table sets forth, for the periods indicated, the outstanding balances of key assets and liabilities.

	Outstanding balance on March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Investments	Rs.	112,788	Rs.	146,680	US$	2,253	30.0%
Current liabilities including claims outstanding		90,754		149,149		2,291	64.3
Provisions	Rs.	31,158	Rs.	35,485	US$	545	13.9%

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

Investments increased by 30.0% from Rs. 112.8 billion at year-end fiscal 2016 to Rs. 146.7 billion at year-end fiscal 2017 primarily due to an increase in investment in debentures, bonds and equity investments. Current liabilities, including claims outstanding, increased by 64.3% from Rs. 90.8 billion at year-end fiscal 2016 to Rs. 149.1 billion at year-end fiscal 2017 primarily due to an increase in claims outstanding.

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

The following table sets forth, for the periods indicated, the principal components of profit before tax.

	Year ended March 31,
	2016		2017		2017		2017/2016 % change
	(in millions, except percentages)
Net interest income	Rs.	4,470	Rs.	5,400	US$	83	20.8%
Non-interest income		25,461		34,215		525	34.4
Total income		29,931		39,615		608	32.4
Non-interest expenses		15,501		17,761		273	14.6
Operating profit before provisions and tax		14,430		21,854		335	51.4
Provisions		178		90		1	(49.2)
Profit before tax	Rs.	14,252	Rs.	21,764	US$	334	52.7%

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

The profit before tax of ICICI Home Finance Company Limited increased from Rs. 2.7 billion in fiscal 2016 to Rs. 2.8 billion in fiscal 2017 primarily due to a decrease in provisions and staff cost, offset, in part, by a decrease in fees income. Net interest income increased from Rs. 2.9 billion in fiscal 2016 to Rs. 3.0 billion in fiscal 2017. Fees income decreased from Rs. 0.9 billion in fiscal 2016 to Rs. 0.6 billion in fiscal 2017. Provisions decreased from a provision of Rs. 0.2 billion in fiscal 2016 to write-back of Rs. 0.04 billion in fiscal 2017.

The profit before tax of ICICI Venture Fund Management Company Limited increased from a loss of Rs. 0.2 billion in fiscal 2016 to a profit of Rs. 0.1 billion in fiscal 2017 primarily due to an increase in management fees. Management fees increased primarily due to management fees from new entities.

Related Party Transactions

In fiscal 2018, we entered into transactions with related parties consisting of (i) associates/other related entities and (ii) key management personnel and their close family members.

Related Parties

Associates/Other Related Entities

In fiscal 2018, the following parties were identified as our associates/other related entities: ICICI Merchant Services Private Limited, India Advantage Fund-III, India Advantage Fund-IV, India Infradebt Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited and ICICI Foundation for Inclusive Growth.

Key Management Personnel and their Close Family Members

Our key management personnel include our executive directors. The following individuals were our key management personnel in fiscal 2018: Ms. Chanda Kochhar; Mr. N. S. Kannan; Ms. Vishakha Mulye, Mr. Vijay Chandok and Mr. Anup Bagchi. The close family members of the above key management personnel are also our related parties. Close family members in relation to the executive directors means their spouses, children, siblings and parents. We have applied the Indian GAAP standard in determining the close family members of the executive directors.

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

Insurance Services

During fiscal 2018, we received insurance premiums from our associates/other related entities amounting to Rs. 34 million, from key management personnel of the Bank amounting to Rs. 3 million and from the close family members of key management personnel amounting to Rs. 5 million. The premiums received were towards cover for health insurance, personal accident, marine and miscellaneous items. Our material transaction during fiscal 2018 included Rs. 30 million of premiums received from ICICI Foundation for Inclusive Growth.

During fiscal 2018, we paid claims to our associates/other related entities amounting to Rs. 0.1 million and to the close family members of key management personnel amounting to Rs. 0.4 million. Our material transactions during fiscal 2017 include Rs. 0.1 million of claims paid to I-Process Services (India) Private Limited and Rs. 0.4 million of claims paid to Mr. Deepak Kochhar.

Fees, Commission and Other Income

During fiscal 2018, we received fees, commission and other income from our associates/other related entities amounting to Rs. 25 million, from key management personnel of the Bank amounting to Rs. 1 million and from the close family members of key management personnel amounting to Rs. 0.0 million (insignificant amount). These transactions primarily generated management, arranger fees and bank charges for us. Our material transactions during fiscal 2018 included Rs. 23 million of fees, commission and other income received from India Infradebt Limited and Rs. 2 million of fees, commission and other income received from ICICI Merchant Services Private Limited.

During fiscal 2018, we received commission on bank guarantees from NIIT Institute of Finance, Banking and Insurance Training Limited amounting to Rs. 0.1 million.

Recovery of lease of Premises, Shared Corporate and Facilities Expenses

During fiscal 2018, we received lease of premises, facilities and other administrative costs from our associates/other related entities amounting to Rs. 69 million. Our material transaction during fiscal 2018 included Rs. 64 million received from ICICI Foundation for Inclusive Growth. The amounts were paid by ICICI Foundation for Inclusive Growth to the Bank towards their share of the shared corporate expenses, infrastructure and technology sharing charges.

Recovery of secondment of Employees

During fiscal 2018, we received compensation from I-Process Services (India) Private Limited amounting to Rs. 9 million for the recovery of secondment of our employees.

Brokerage, Fees and Other Expenses

During fiscal 2018, we paid brokerage, fees and other expenses to our associates/other related entities amounting to Rs. 7.0 billion. These transactions primarily pertain to outsourcing services and expenses towards providing basic banking services. Our material transactions during fiscal 2018 included Rs. 4.6 billion in brokerage, fees and other expenses paid to I-Process Services (India) Private Limited and Rs. 2.4 billion in brokerage, fees and other expenses paid to ICICI Merchant Services Private Limited.

Investments in securities issued by related parties

During fiscal 2018, we invested Rs. 12.9 billion in securities issued by India Infradebt Limited.

Redemption/buyback of Investments

During fiscal 2018, we received Rs. 386 million from India Advantage Fund-IV and Rs. 261 million from India Advantage Fund-III on account of redemption of venture capital units.

Interest Expenses

During fiscal 2018, we paid interest on deposits to our associates/other related entities amounting to Rs. 5 million, to our key management personnel amounting to Rs. 10 million and to the close family members of key management personnel amounting to Rs. 3 million. Our material transactions during fiscal 2018 included Rs. 2 million of interest paid to ICICI Foundation for Inclusive Growth, Rs. 2 million of interest paid to India Infradebt Limited and Rs. 10 million of interest paid to Ms. Chanda Kochhar.

Interest Income

During fiscal 2018, we received interest from our associates/other related entities amounting to Rs. 213 million, from our key management personnel amounting to Rs. 9 million and from the close family members of key management personnel amounting to Rs. 0.1 million. This transaction mainly pertains to interest received on non-convertible bonds. Our material transaction during fiscal 2018 included Rs. 213 million of interest received from India Infradebt Limited.

Gain/(loss) on forex and derivative transactions (net)

During fiscal 2018, we undertook forex and derivative transactions with our associates/other related entities. The net loss on forex and derivative transactions entered with ICICI Merchant Services Private Limited and with India Infradebt Limited was insignificant.

Dividend Income

During fiscal 2018, we received dividend from India Infradebt Limited amounting to Rs. 64 million.

Reimbursement of expenses to the Group

During fiscal 2018, we received reimbursement of expenses from India Infradebt Limited amounting to Rs. 3 million.

Reimbursement of expenses to related parties

During fiscal 2018, we reimbursed expenses to the NIIT Institute of Finance Banking and Insurance Training Limited amounting to Rs. 0.1 million.

Dividends Paid

During fiscal 2018, the Bank paid dividends to its key management personnel, amounting to Rs. 9 million and to the close family members of key management personnel was insignificant. The dividend paid during fiscal 2018 to Ms. Chanda Kochhar was Rs. 6 million, to Mr. N. S. Kannan was Rs. 1 million, to Ms. Vishakha Mulye was Rs. 2 million and to Mr. Vijay Chandok and Mr. Anup Bagchi were insignificant.

Donations Given

During fiscal 2018, we gave donations to the ICICI Foundation for Inclusive Growth amounting to Rs. 1.2 billion.

Related Party Balances

The following table sets forth, at the date indicated, our balance payable to/receivable from our associates/other related entities:

Items	At year-end fiscal 2018
		(in million)
Deposits from related parties held by us	Rs.	1,070
Payables to related parties		761
Our investments in related parties		6,939
Investments in our shares held by related parties		..
Loans and advances to related parties(1)		..
Receivables from related parties		86
Guarantees issued by us for related parties	Rs.	1

The following table sets forth, at the date indicated, the balance payable to/receivable from the key management personnel:

Items	At year-end fiscal 2018
		(in million, except number of shares)
Deposits from key management personnel	Rs.	146
Payables to key management personnel		0.0	(2)
Investments in our shares held by key management personnel		11
Loans and advances to key management personnel(3)		161
Employee stock options outstanding (numbers)		38,444,750
Employee stock options exercised(4)	Rs.	60

The following table sets forth, at the date indicated, the balance payable to/receivable from the close family members of key management personnel:

Items	At year-end fiscal 2018
		(in million)
Deposits from close family members of key management personnel	Rs.	121
Payables to close family members of key management personnel		0.0	(2)
Investments in our shares held by close family members of key management personnel		0.0	(2)
Loans and advances to close family members of key management personnel(1)	Rs.	1

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the key management personnel:

Items	Year ended March 31, 2018
		(in million)
Deposits from key management personnel	Rs.	198
Payables to key management personnel		0.1

Items	Year ended March 31, 2018
Investments in our shares held by key management personnel		11
Loans and advances to key management personnel(3)	Rs.	204

The following table sets forth, for the period indicated, the maximum balance payable to/receivable from the close family members of key management personnel:

Items	Year ended March 31, 2018
		(in million)
Deposits from close family members of key management personnel	Rs.	551
Payables to close family members of key management personnel		0.1	(2)
Investments in our shares held by close family members of key management personnel		0.0	(2)
Loans and advances to close family members of key management personnel(1)	Rs.	3

(1)	The loans and advances (a) were made in the ordinary course of business, (b) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(2)	Insignificant amount.

(3)	The loans and advances (a) were made in the ordinary course of business and were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable transactions with other persons or (b) were made on the same terms, including interest rates and collateral, as those prevailing at the time for other employees as part of employee loan scheme, and (c) did not involve more than the normal risk of collectability or present other unfavorable features.

(4)	During fiscal 2018, 408,119 employee stock options were exercised by the key management personnel of the Bank, which have been reported at exercise price.

Joint Ventures and Associates

From fiscal 2008, FINO PayTech Limited (earlier known as Financial Inclusion Network & Operations Limited), I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited and ICICI Venture Value Fund were accounted as equity affiliates on consolidated financial statements. Due to an increase in the equity stake in the ICICI Venture Value Fund from 48.0% to 54.8% in fiscal 2010 by ICICI Ventures Fund Management Company Limited, a wholly owned subsidiary of the Bank, ICICI Venture Value Fund has been consolidated as required by AS 21 on “Consolidated Financial Statements”. However, from fiscal 2014, due to redemption of units of ICICI Venture Value Fund, this entity ceased to be a consolidating entity and accordingly has not been consolidated. In fiscal 2017, ICICI Group ceased to exercise significant influence over FINO PayTech Limited and therefore this entity ceased to be an equity affiliate of the Bank, and, accordingly, has not been accounted as an equity affiliate from January 5, 2017.

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

Other Key Factors

Under U.S. GAAP, general insurance subsidiary is accounted for by the equity method of accounting as the minority shareholder (Fairfax Financial Holdings) has substantive participating rights, through joint venture agreement, as defined in ASC Subtopic 810-10, “Consolidation – Overall”. In July 2017 our general insurance joint venture agreement with Fairfax Financial Holdings was terminated in a mutual agreement, with provisions for protection of both parties in the event of non-completion of the proposed initial public offering. Accordingly, the general insurance subsidiary has been consolidated from fiscal 2018 under ASC Topic 810, “Consolidation” against the current equity method of accounting.

Reconciliation of Net Profit between Indian GAAP and U.S. GAAP

Our consolidated financial statements are prepared in accordance with Indian GAAP, which differs in certain significant aspects from U.S. GAAP. The following discussion explains the significant adjustments to our consolidated profit after tax under Indian GAAP in fiscal 2018, fiscal 2017 and fiscal 2016 that would result from the application of U.S. GAAP instead of Indian GAAP.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 178.7 billion in fiscal 2018 under U.S. GAAP was higher than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 77.1 billion under Indian GAAP. In fiscal 2018, the net income under U.S. GAAP was higher primarily due to impact of difference in accounting between Indian GAAP and U.S. GAAP for termination of joint venture agreement for general insurance subsidiary, impact of lower loan loss provisioning under U.S. GAAP as compared to Indian GAAP, higher deferred tax benefit under U.S. GAAP as compared to Indian GAAP and the impact of amortization of loan processing fees, net of costs, under U.S. GAAP, offset, in part, by higher losses due to valuation of debt and equity securities and the impact of differences in accounting for compensation cost under U.S. GAAP. See also note 20 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

During fiscal 2018, the joint venture agreement between ICICI Bank and Fairfax Financial Holdings for the general insurance subsidiary, which was earlier accounted as an affiliate, was terminated. Under U.S. GAAP, termination of the joint venture agreement resulted in the Bank obtaining control on general insurance subsidiary. Under U.S. GAAP, the Bank re-measured its equity interest in the general insurance subsidiary at fair value amounting to Rs. 128.0 billion on the date of acquiring control and recognized a gain of Rs. 101.7 billion, which has been included in the line item ‘Business Combination’. Under U.S. GAAP, goodwill was determined by deducting the fair value of net assets acquired from the fair value of equity interest held by the Bank and fair value of minority interest. Under Indian GAAP, no specific accounting was required for termination of the above joint venture agreement. See also note 20 (b) Business Combinations to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” and “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 21(a) Acquisition of ICICI Lombard General Insurance Company Limited” under U.S. GAAP included herein.

The difference in accounting for the provision for loan losses resulted in a higher net income by Rs. 19.5 billion in fiscal 2018 as compared to lower net income by Rs. 19.6 billion in fiscal 2017 under U.S. GAAP, as compared to Indian GAAP. This was primarily due to differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, resulting in timing differences in the recognition of such allowances. During fiscal 2017, the aggregate provisions on troubled debt restructured loans and other impaired loans under U.S. GAAP were higher as compared to Indian GAAP, due to impaired loans under U.S. GAAP being significantly higher than Indian GAAP at year-end fiscal 2017. Further, provisions were also impacted due to differences in method of measurement of provisions between Indian GAAP and U.S. GAAP. In fiscal 2018, gross additions to non-performing loans remained significantly higher under Indian GAAP. These loans were generally classified as impaired under U.S. GAAP in earlier years. Further, in fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankruptcy Code, 2016, in respect of certain corporate borrowers and also directed banks to make higher provisions against loans to these borrowers. Further, the Bank made additional provision in fiscal 2018 under Indian GAAP on loans classified as non-performing in earlier years due to past-due bucket movement. This resulted in continued higher provisions under

Indian GAAP in fiscal 2018. Under U.S. GAAP, while the provision on impaired loans in fiscal 2018 also continued to be elevated, it was lower than provision under Indian GAAP during the same year.

Further, under Indian GAAP, specific provision was made on loans where strategic debt restructuring was invoked/implemented as prescribed by the Reserve Bank of India. The Bank opted for fair value accounting for such loans and guarantees through income statement. Accordingly, provisions made on these loans under Indian GAAP were reversed in the line item “Allowance for loan losses”. Under U.S. GAAP, fair value losses on these loans and guarantees amounting to Rs. 8.8 billion in fiscal 2018 as compared to Rs. 26.3 billion in fiscal 2017 were recorded in the line item “Valuation of debt and equity securities”.

The cumulative loan loss allowances under U.S. GAAP at year-end fiscal 2018 continue to be higher than the cumulative provisions held under Indian GAAP by Rs. 44.1 billion, as shown in the statement of stockholders’ equity reconciliation. Further, the cumulative fair value loss under U.S. GAAP on loans where strategic debt restructuring was invoked/implemented and opted for fair value accounting was Rs. 41.8 billion at year-end fiscal 2018. See also note 20(a) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

The difference in accounting for consolidation resulted in higher net income by Rs. 0.1 billion in fiscal 2018 as compared to lower net income by Rs. 3.6 billion in fiscal 2017 under U.S. GAAP, as compared to Indian GAAP. In fiscal 2017, the gains from our insurance subsidiaries were lower by Rs. 3.3 billion under U.S. GAAP as compared to Indian GAAP. See also note 21(i) to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited are consolidated on a line-by-line basis under Indian GAAP. Under U.S. GAAP, equity method (affiliate) accounting is required if minority shareholders have substantive participative rights in a subsidiary. ICICI Prudential Life Insurance Company Limited is accounted as an affiliate under U.S. GAAP. Till fiscal 2017, ICICI Lombard General Insurance Company Limited was also accounted as an affiliate under U.S. GAAP. From fiscal 2018, ICICI Lombard General Insurance Company Limited is consolidated on a line-by-line basis due to termination of joint venture agreement, resulting in the Bank obtaining control over ICICI Lombard General Insurance Company Limited.

The difference in accounting for the valuation of debt and equity securities resulted in lower net income by Rs. 51.4 billion in fiscal 2018 as compared to lower net income by Rs. 29.8 billion in fiscal 2017 under U.S. GAAP as compared to Indian GAAP.

Under Indian GAAP, gain or loss on sale of equity stake in a subsidiary company is recognized in the income statement. Under U.S. GAAP, change in the parent’s ownership in the subsidiary company is accounted as an equity transaction, if the parent retains controlling financial interest in the subsidiary and accordingly gain or loss is not recognized in the income statement. While gain on sale of stake in ICICI Lombard General Insurance Company Limited and ICICI Securities Limited during fiscal 2018, was accounted in income statement under Indian GAAP, gain under U.S. GAAP was directly recorded in equity, resulting in lower net income of Rs. 49.1 billion under U.S. GAAP in fiscal 2018.

As discussed above, banks, including ICICI Bank, acquired equity shares in certain entities by invoking strategic debt restructuring based on the guidelines issued by the Reserve Bank of India. Under U.S. GAAP, these entities were considered as affiliates. The Bank opted for fair value accounting for these affiliates under ASC Topic 825 “Financial Instruments”. Accordingly, provisions made on these loans under Indian GAAP were reversed in the line item “Allowance for loan losses” and fair value losses on the loans, guarantees and investments were accounted through income statement. This resulted in lower net income of Rs. 13.9 billion in fiscal 2018 as compared to Rs. 28.7 billion in fiscal 2017 under U.S. GAAP.

Under Indian GAAP unrealized losses of held-for-trading and available-for-sale securities are taken to profit and loss account, while net unrealized gains on investments by category are ignored. Under U.S. GAAP, unrealized gains or losses on trading assets are recognized in the profit and loss account and unrealized gains or losses on securities classified as ‘available-for-sale’, which include all securities classified as ‘held-to-maturity’ under Indian GAAP, are recognized in other comprehensive income under stockholders’ equity except for the unrealized losses on securities identified as other-than-temporarily impaired which are recognized in profit and loss account. There was a positive impact of Rs. 22.1 billion in fiscal 2018 as compared to a positive impact of Rs. 3.4 billion in fiscal 2017 on net income under U.S. GAAP, due to differences in mark-to-market and provisioning accounting for available-for-sale securities. Further, there was a negative impact of other-than-

temporary impairment of Rs. 7.6 billion in fiscal 2018 as compared to Rs. 4.8 billion on net income in fiscal 2017 under U.S. GAAP.

We earn fees and incur costs on the origination of loans which are recognized upfront in Indian GAAP but are amortized in U.S. GAAP. Amortization of loan origination fees and costs resulted in higher income by Rs. 5.4 billion in fiscal 2018 as compared to higher income by Rs. 7.9 billion in fiscal 2017 under U.S. GAAP as compared to Indian GAAP. Under U.S. GAAP as compared to Indian GAAP, retirement benefit cost was higher by Rs. 1.8 billion in fiscal 2018 and lower by Rs. 0.9 billion in fiscal 2017. During fiscal 2018, discounting rate increased due to increase in yield on government securities resulting in actuarial gains. The actuarial gains were accounted through profit and loss account under Indian GAAP, while under U.S. GAAP actuarial gains were accounted through other comprehensive income. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes-Note 20(e)” under U.S. GAAP included herein.

Deferred tax benefit was higher by Rs. 25.5 billion in fiscal 2018 as compared to higher by Rs. 13.1 billion in fiscal 2017 under U.S. GAAP as compared to Indian GAAP.

Deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates under U.S. GAAP while under Indian GAAP, no deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates. The long-term capital gains on sale of securities listed at stock exchanges were exempt from tax till fiscal 2018. Due to changes in tax laws, such long-term capital gains arising after April 1, 2018 are taxable. Accordingly, under U.S. GAAP, the Bank has recognized deferred tax asset amounting to Rs. 31.1 billion on its investment in listed subsidiaries and affiliate at March 31, 2018.

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits, in order to avail the tax benefits as per the Income Tax Act, 1961. Under Indian GAAP, deferred tax liability has been recognized on such Special Reserve in accordance with the guidelines issued by Reserve Bank of India/National Housing Bank. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not created on Special Reserve based on the Group’s continuing intention to not ever withdraw/utilize such Special Reserve and based on an opinion from the legal counsel about non–taxability of such Special Reserve in the scenario of liquidation. This resulted in a reversal of deferred tax liability of Rs. 1.9 billion in fiscal 2018 as compared to Rs. 1.2 billion in fiscal 2017, under U.S. GAAP which were recognized under Indian GAAP.

Further, there was difference due to the negative tax impact of Rs. 6.7 billion in fiscal 2018 on U.S. GAAP adjustments over Indian GAAP as compared to the positive tax impact of Rs. 13.6 billion in fiscal 2017. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 20(i)” under U.S. GAAP included herein.

The Bank has made provisions on certain fixed assets acquired under debt-swap arrangements as per the direction of the Reserve Bank of India under Indian GAAP. Under U.S. GAAP these fixed assets are carried at lower of book value or fair value. This has resulted a positive impact of Rs. 5.0 billion in fiscal 2018 as compared to a negative impact of Rs. 1.9 billion. See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 20(j)” under U.S. GAAP included herein.

Consolidated net income attributable to the shareholders of ICICI Bank of Rs. 62.4 billion in fiscal 2017 under U.S. GAAP was lower than the profit after tax attributable to the shareholders of ICICI Bank of Rs. 101.9 billion under Indian GAAP. In fiscal 2017, the net income under U.S. GAAP was lower primarily due to the higher losses of Rs. 29.8 billion on valuation of debt and equity securities under U.S. GAAP, impact of higher loan loss provisioning of Rs. 19.6 billion under U.S. GAAP as compared to Indian GAAP, the impact of differences in accounting for compensation cost under U.S. GAAP of Rs. 4.9 billion and lower profits of Rs. 3.3 billion attributable to the shareholders’ of ICICI Bank from insurance subsidiaries, offset, in part, by the impact of amortization of loan processing fees, net of costs of Rs. 7.9 billion under U.S. GAAP and higher deferred tax benefit of Rs. 13.1 billion as compared to Indian GAAP. See also note 20 to our “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes” under U.S. GAAP included herein.

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

ICICI Bank Limited

Accounting for Investments

ICICI Bank accounts for its investments in accordance with the guidelines on investment classification and valuation issued by the Reserve Bank of India. Investments are classified into the following categories: (a) held-to-maturity, (b) available-for-sale and (c) held-for-trading. Under each classification, we further categorize investments into (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures, (e) subsidiaries and joint ventures and (f) others (commercial papers, certificate of deposits, mutual funds, pass through certificates, venture units, security receipts, etc.).

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

Available-for-sale and held-for-trading securities of the Bank are valued in accordance with the guidelines issued by the Reserve Bank of India. The Bank amortizes the premium, if any, over the face value of its fixed and floating rate investments in government securities classified as available-for-sale over the remaining period to maturity on a constant effective yield basis and straight line basis respectively. The market value of quoted investments is based on the closing quotes on recognized stock exchanges or prices declared by the Primary Dealers Association of India (PDAI) jointly with Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

The Bank computes the market value of its unquoted government securities which are in the nature of statutory liquidity ratio securities included in the available-for-sale and held-for-trading categories in accordance with rates published by the Fixed Income Money Market and Derivatives Association.

The Bank computes the market value of unquoted non-government fixed income securities under the available-for-sale and held-for-trading category, wherever linked to the yield-to-maturity rates, with a mark-up, reflecting associated credit risk, over the yield to maturity rates for government securities published by the Fixed Income Money Market and Derivatives Association. The sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the sovereign regulator or counterparty quotes.

The Bank computes the market value of its unquoted equity shares at the break-up value, if the latest balance sheet is available. If such a balance sheet is not available, the unquoted equity shares are valued at Re. 1 in accordance with the Reserve Bank of India guidelines.

The Bank values the securities receipts at the net asset value provided by asset reconstruction companies.

The Bank computes the market value of its securities, under the available-for-sale and held for trading categories, scrip-wise (that is, by individual securities) and the depreciation/appreciation on securities, other than those acquired by way of loans is aggregated for each category. Net appreciation in each category under each investment classification, if any, is ignored, as it is unrealized while net depreciation is provided for. Non-performing investments are identified based on the Reserve Bank of India guidelines. Depreciation on securities acquired by way of conversion of outstanding loan is fully provided for. Depreciation on equity shares acquired where the Bank had invoked/implemented strategic debt restructuring scheme, scheme for sustainable structuring of stressed assets and prudential norms on change in ownership of borrowing entities (change in management outside strategic debt restructuring) schemes was provided over a period of four calendar quarters from the date of conversion of debt into equity in accordance with the Reserve Bank of India guidelines. With effect from February 12, 2018, the depreciation is provided over a period of four quarters for the schemes which have been implemented prior to that date as per the extant Reserve Bank of India guidelines.

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

Provisions/Write-offs on Loans and Other Credit Facilities

Provisions are generally made by the Bank on standard, substandard and doubtful assets at rates prescribed by the Reserve Bank of India. The Bank held specific provisions against non-performing loans and a general provision against standard loans. The Bank also makes specific provision on certain performing loans as per the direction of the Reserve Bank of India. Loss assets and unsecured portions of doubtful assets are provided/written off to the extent required by the Reserve Bank of India guidelines. Loans held at the overseas branches that are identified as impaired as per host country regulations for reasons other than record of recovery, but which are standard as per the extant Reserve Bank of India guidelines, are classified as non-performing loans to the extent of the amount outstanding in the host country. For loans booked in overseas branches, which are standard as per the extant Reserve Bank of India guidelines but are classified as non-performing loans based on host country guidelines, provisions are made as per the host country regulations. The Bank also held specific provisions against non-performing loans and advances and against certain performing loans and advances in accordance with the Reserve Bank of India directions, including the Reserve Bank of India direction for provision on accounts referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code, 2016. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per extant the Reserve Bank of India guidelines. The Bank held specific provisions for retail loans that are higher than the minimum regulatory requirements.

In respect of non-retail loans reported as fraudulent to the Reserve Bank of India and classified in doubtful category, the entire amount, without considering the value of security, is provided for over a period of four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been a delay in reporting the fraud to the Reserve Bank of India or which are classified as loss accounts, the entire amount is provided immediately. In the case of fraud in retail accounts, the entire amount is provided immediately.

The diminution in the fair value of a restructured loan, if any, measured in present value terms, is either written off or a provision is made to the extent of the diminution involved. A restructured loan, which is classified as a standard restructured loan, is subject to higher standard asset provisioning and higher risk weight for capital adequacy purposes than non-restructured standard loans up to the period specified in the guidelines. The specified period is a period of one year from the commencement of the first payment of interest or principal whichever is later on the credit facility with the longest moratorium as per the restructuring package during which payment performance is monitored. The loan continues to be classified as restructured until it reverts to the normal level of standard asset provisions/risk weights for capital adequacy purposes, which is a period of one year after the end of the specified period. Loans restructured after April 1, 2015 (excluding loans given for implementation of projects and which are delayed up to a specified period) by re-scheduling principal repayments and/or the interest has been classified as non-performing and in addition to the provision for the diminution in fair value of the restructured loans, loan loss provision as applicable to non-performing loans for all loans availed by these borrowers is made. With effect from February 12, 2018, non-performing and restructured loans are upgraded to standard only after satisfaction of certain payment and rating threshold criteria specified under the Reserve Bank of India guidelines on Resolution of Stressed Assets – Revised Framework. Banks are required to disclose the aggregate fund-based credit facilities of borrowers whose loans were restructured.

The Bank also creates general provisions on its standard loans based on the guidelines issued by the Reserve Bank of India including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sectors and provision on exposure to step-down subsidiaries of Indian companies. For performing loans in overseas branches, the general provision is made at higher of host country regulations requirement and the Reserve Bank of India requirement.

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

Investments are made and accounted for in accordance with the Insurance Act, 1938, Insurance Regulatory and Development Authority of India (Investment) Regulations, 2016, Insurance Regulatory and Development Authority (Preparation of Financial Statements and Auditor’s Report of Insurance Companies) Regulations, 2002, Investments – Master circular, Investment Policy of the Company and various other circulars/notifications issued by the Insurance Regulatory and Development Authority of India in this context from time to time. Accordingly, unrealized gain or loss on investment is not taken into the profit and loss account except in the case of unit-linked businesses. Unrealized gains/losses arising due to changes in the fair value of equity shares and mutual fund units, in non-unit-linked policyholders’ and shareholders’ segments, are reflected in the “Fair value change account” in the balance sheet.

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

The valuation methodologies adopted by us for valuing our investments and derivatives portfolio are summarized below. A substantial portion of the portfolio is valued based on the unadjusted quoted or traded prices or based on models using market observable inputs such as interest rates, yield curves, volatilities and credit spreads available from public sources like Fixed Income Money Markets and Derivatives Association of India, Foreign Exchange Dealers Association of India, Financial Benchmark India Private Limited Reuters, Bloomberg and stock exchanges.

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

A description of the valuation methodologies of Level 3 investments under U.S. GAAP

Our total investment in Level 3 instruments amounted to Rs. 127.8 billion at year-end fiscal 2018, as compared to Rs. 147.5 billion at year-end fiscal 2017. Out of the total Level 3 investments, investments amounting to Rs. 124.7 billion were India-linked and investments amounting to Rs. 3.1 billion were non-India linked. India-linked investments consisted of pass through certificates of Rs. 120.0 billion, corporate bonds of Rs. 4.0 billion and preference shares of Rs. 0.7 billion. Non-India linked investments consisted of mortgage backed securities of Rs. 2.8 billion and equity shares of Rs. 0.3 billion at year-end fiscal 2018.

Bonds that have been identified as illiquid and valued on the basis of a valuation model are classified as Level 3 instruments, only if the input used to value those securities is collected from unobservable market data or if the bonds were valued after making adjustment to the market observable data. The investment in bonds of Rs. 6.9 billion is valued at the amortized cost net of impairment or using significant management estimates and assumptions or based on market value of the underlying collateral.

Due to illiquidity in the asset backed and mortgage backed security markets, a substantial part of these securities are classified as Level 3 and valuation models are used to value these securities.

The valuation of Indian pass through certificates is dependent on the estimated cash flows that the underlying trust would pay out. The underlying trust makes assumptions with regards to various variables to arrive at the estimated cash flows. The cash flows for pass through certificates are discounted at the yield-to-maturity rates and credit spreads published by Fixed Income Money Market and Derivatives Association and Financial Benchmark India Private Limited on month ends.

Our Canadian subsidiary holds retained interest, largely representing the excess spread of mortgage interest over the rate of return on the mortgaged backed securities, which has been recorded as available-for-sale securities in the balance sheet at fair value of Rs. 2.8 billion determined using an internal model.

The methodologies we use for validating the valuation model of products which are valued with reference to market observable inputs include comparing the outputs of our models with counterparty quotes, in comparison with pricing from third party pricing tools, replicating the valuation methodology used in the model or other methods used on a case-by-case basis. The valuation is also carried out under various scenarios and are checked for consistency. However, for products where there are no reliable market prices or market observable inputs available, valuation is carried out using models developed using alternate approaches and incorporating proxies wherever applicable. The independent validation of valuation models is performed by an entity/unit independent of the risk management group.

Recently Issued Accounting Pronouncements under U.S. GAAP

Financial Instruments—Credit Losses

In June 2016, the FASB issued Accounting Standards Update No. 2016-13, “Financial Instruments—Credit Losses” (ASU 2016-13), an Update to Topic 326 – Financial Instruments-Credit losses. The amendments in this Update eliminate the probable initial recognition threshold in current GAAP with respect to assets measured at amortized cost and, instead, reflect an entity’s current estimate of all expected credit losses. When credit losses were measured under current GAAP, an entity generally only considered past events and current conditions in measuring the incurred loss. The amendments in this Update broaden the information that an entity must consider in developing its expected credit loss estimate for assets measured either collectively or individually. Further, credit losses on available-for-sale debt securities should be measured in a manner similar to current GAAP. However, the amendments in this Update require that credit losses on available-for-sale securities be presented as an allowance rather than as a write-down. ASU 2016-13 is effective for interim and annual reporting periods beginning after December 15, 2019. This Update will be applicable for the Group from fiscal 2021. Early adoption is permitted for annual periods beginning January 1, 2019. The Group is not planning to early adopt the Update. The Group expects that the new accounting standard guidance represents a significant departure from existing GAAP. The adoption of update will result in higher allowance for credit losses given the change to the estimated losses over the contractual life adjusted for expected prepayments with an anticipated material impact from longer duration portfolios, as well as, addition of an allowance for debt securities. The allowance on loans and loan commitments will increase to cover credit losses over the remaining expected life of the loan portfolio. Further, the determination of allowance for loans will also require consideration of expected future changes in macroeconomic conditions. As the standard does not prescribe a specific method for estimating expected credit loss, the Group will finalize the approach based on its internal historical experience, emerging market practices and guidance available from other regulators. The extent of the impact is yet to be quantified.

Revenue from contracts with customers

In May 2014, the FASB issued Accounting Standards Update No. 2014-09, “Revenue from contracts with customers” (ASU 2014-09), an Update to Topic 606 – Revenue from contracts with customers. The amendments in this Update require an entity to recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Update also requires new qualitative and quantitative disclosures, including disaggregation of revenues and descriptions of performance obligation. The scope of the guidance excludes net interest income and many other revenues for financial assets and liabilities which includes loans, leases, securities and derivatives. Accordingly, the majority of our revenues is not expected to be effected. ASU 2014-09 is effective for interim and annual reporting periods beginning after December 15, 2017. This Update will be applicable for the Group from fiscal 2019. We are in the process of evaluating the impact of adopting this statement.

Leases

In February 2016, the FASB issued Accounting Standards Update No. 2016-02, “Leases” (ASU 2016-02), an Update to Topic 842 - Leases. ASU 2016-02 sets out the principles for the recognition, measurement, presentation and disclosure of leases for both lessees and lessors. The amendments in this Update require lessees to recognize leases on the balance sheet with lease liabilities and corresponding right-of-use asset based on the present value of lease payments and both quantitative as well as qualitative disclosures regarding key information about leasing arrangements. ASU 2016-02 is effective for interim and annual reporting periods beginning after December 15, 2018, with an option to early adopt. This Update will be applicable for the Group from fiscal 2020 and the Group does not plan to early adopt this Update. The Group does not expect any material impact on its net income reconciliation on adoption of this statement.

Goodwill

In January 2017, the FASB issued Accounting Standards Update No. 2017-04, “Intangibles- Simplifying the test for goodwill impairment” (ASU 2017-04), an Update to Topic 350- Intangibles- Goodwill and other. The amendments in this Update modify the concept of impairment from the condition that exists when the carrying amount of goodwill exceeds its implied fair value to the condition that exists when the carrying amount of a reporting unit exceeds its fair value. ASU 2017-04 is effective for interim and annual reporting periods beginning after December 15, 2019. Early adoption is permitted for interim and annual goodwill impairment testing dates after January 1, 2017. This Update will be applicable for the Group from fiscal 2021 onwards, and the Group does not plan to early adopt this Update. The impact of ASU will depend upon the performance of the reporting units and market conditions impacting the fair value of the reporting units in future.

Recognition and measurement of financial assets and financial liabilities

In January 2016, the FASB issued Accounting Standards Update No. 2016-01, “Recognition and Measurement of Financial Assets and Financial Liabilities” (ASU 2016-01), an Update to ASC Topic 825 – Financial Instruments – Overall. The amendments in this Update address certain aspects of recognition, measurement, presentation and disclosure of financial instruments. The amendments primarily affect the accounting for equity investments, financial liabilities under the fair value option and the presentation and disclosure requirements for financial instruments. ASU 2016-01 is effective for interim and annual reporting periods beginning after December 15, 2017. This Update will be applicable for the Group from fiscal 2019. The Group currently classifies certain equity shares in available for sale portfolio and subsequent fair value gain/loss is accounted through other comprehensive income, which will be accounted through profit and loss account on adoption of this Update. The impact on adoption of this Update will be determined on the market conditions on adoption date.

Non-refundable fees and other costs

In March 2017, the FASB issued Accounting Standards Update No. 2017-08, “Premium amortization on purchased callable debt securities” (ASU 2017-08), an Update to Topic 310- Receivables- Non-refundable fees and other costs. The amendments in this Update would change the accounting for callable debt securities purchased at a premium to require amortization of the premium to the earliest call date rather than to the maturity date. Accounting for callable debt securities purchased at a discount is not proposed to change and the discount would continue to amortize to the maturity date. ASU 2017-08 is effective for interim and annual reporting periods beginning after December 15, 2018. This Update will be applicable for the Group from fiscal 2020. The Group does not expect any material impact on its net income reconciliation on adoption of this statement.

Hedge accounting

In August 2017, the FASB issued Accounting Standards Update No. 2017-12, “Targeted Improvements to Accounting for Hedging Activities” (ASU 2017-12), an Update to Topic 815-Derivatives and Hedging. The amendments in this Update align an entity’s risk management activities and financial reporting for hedging relationships through changes to both the designation and measurement guidance for qualifying hedging relationships and the presentation of hedge results. The amendments in this Update also make certain targeted improvements to simplify the application of hedge accounting guidance and ease the administrative burden of hedge documentation requirements and assessing hedge effectiveness. ASU 2017-12 is effective for interim and annual reporting periods beginning after December 15, 2018. This Update will be applicable for the Group from fiscal 2020. We are in the process of evaluating the impact of adopting this statement.

Convergence of Indian accounting standards with International Financial Reporting Standards

The financial statements and other financial information included or incorporated by reference in this annual report are based on our unconsolidated and consolidated financial statements under Indian GAAP. The Institute of Chartered Accountants of India has issued Ind AS (a revised set of accounting standards) which largely converges the Indian accounting standards with International Financial Reporting Standards. The Ministry of Corporate Affairs, which is the law making authority for adoption of accounting standards in India, has notified these Ind AS for adoption. Further, the ministry has also issued a roadmap for transition to Ind AS by Indian companies in a phased manner starting from April 1, 2016. For banking companies and non-banking finance companies, the implementation of Ind AS was to begin from April 1, 2018. In fiscal 2018, the Reserve Bank of India deferred the implementation of Ind AS for banks by one year. Accordingly, the banks in India will implement Ind AS from April 1, 2019. For insurance companies, the implementation of Ind AS will begin from April 1, 2020. Accordingly, while our major group companies other than insurance companies, would report their financials statements as per Ind AS from April 1, 2018 onwards, ICICI Bank will report its financial statements as per Ind AS from April 1, 2019. Our insurance subsidiaries would report their financials as per Ind AS from April 1, 2020. Financial statements prepared under standards different from existing GAAP may diverge significantly from the financial statements and other financial information included or incorporated by reference in this annual report. The major areas of differences include classification and mark-to-market accounting of financial assets, impairment of financial assets and allowance for expected credit losses, accounting of loan processing fees and costs, amortization of premium/discount on purchase of financial assets, consolidation accounting, employee stock options and deferred taxes.

Ind AS 109 - Financial Instruments (Standard equivalent to International Financial Reporting Standard 9) would have a significant impact on the way financial assets and liabilities are classified and measured, resulting in volatility in profit or loss and equity.

Under current Indian GAAP, loans are measured at cost, net of provision. Investments are accounted for in accordance with the extant Reserve Bank of India guidelines on investment classification and valuation which require all investments to be classified as ‘held-to-maturity’, ‘available-for-sale’ and ‘held-for-trading’. According to the current guidelines, net loss in the available-for-sale and held for trading classifications is computed category-wise and recognized in the profit and loss account while net gains are ignored. As per Ind AS 109, all financial assets will have to be classified at ‘amortized cost’, ‘fair value through other comprehensive income’ or ‘fair value through profit and loss’. The above classification would be based on the business model test and the contractual cash flow test. All unrealized gains or losses for financial assets classified at fair value through other comprehensive income would be accounted for in the other comprehensive income and on assets at fair value through the profit and loss in the profit and loss account. For the Bank, based on the assessment so far, the loans are likely to primarily qualify for amortized cost accounting, except for certain loans which are originated by the Bank with an intention to sell. A significant portion of the government bonds held by the Bank as ‘held-to-maturity’ under current Indian GAAP may need to be classified in ‘fair value through other comprehensive income’ category under Ind AS because of their business model of both – hold to collect contractual cash flows, as well as selling these bonds to meet liquidity and other risk management requirements. Accordingly, the unrealized gains or losses on these investments would be accounted for in the other comprehensive income under Ind AS.

We classify our assets, including those in our overseas branches, as performing and non-performing in accordance with the Reserve Bank of India’s guidelines. The Bank holds specific provisions against non-performing loans and general provision against performing loans. Non-performing loans are further classified into sub-standard, doubtful and loss assets based on the criteria stipulated by the Reserve Bank of India and provisions are made for sub-standard and doubtful assets at rates prescribed by the Reserve Bank of India. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant Reserve Bank of India guidelines. See also “Business—Classification of Loans”. Ind AS 109 requires entities to recognize and measure a credit loss allowance or provision based on an expected credit loss model. The expected credit loss impairment model would apply to loans and debt securities measured at amortized cost or at fair value through other comprehensive income. The model is also intended to apply to outstanding non-fund facilities, undrawn fund/non-fund commitments and lease receivables. The impairment and expected credit loss requirements under Ind AS represent the most significant area of difference with the current Indian GAAP and introduces substantial requirements of management judgment, estimates and assumptions in many areas, like significant increase in credit risk, expected life of financial instruments, computation of one-year and lifetime expected credit losses (ECL) and incorporation of forward looking estimates in the expected credit losses model. While Ind AS 109 does not prescribe a specific method for estimating expected credit loss, the Bank proposes to apply two broad approaches for estimating expected credit loss. For a majority of the Bank’s portfolios (corporate and retail loans) expected credit loss estimation will be done based on risk estimates such as Probability of Default (PD), Loss Given Default (LGD) and Exposure at Default (EAD), building on the internal ratings-based approach as introduced under the Basel framework. For certain smaller portfolios, roll-rate based approaches will be employed which involve the assessment of flow of exposure across various days past due (DPD) based buckets. The Bank is currently finalizing these assumptions and methodologies and developing models, as well as discussing with industry participants and the Indian regulator about the possible approaches to computation of expected credit losses.

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

Under current Indian GAAP, consolidation is required only if there is ownership of more than one-half of the voting power of an enterprise or control of the composition of the Board of Directors in the case of a company or of the composition of the governing body in case of any other enterprise. Ind AS 110 - Consolidated Financial Statements establishes control as the basis for consolidation and defines the principle of control. Under Ind AS 110, an investor controls an investee when it is exposed, or has rights, to variable returns from its involvement with the investee and has the ability to affect those returns through its power over the investee. The implementation of this standard will require the Bank to exercise significant judgment to determine the entities which it controls as per the definition under Ind AS. Further, under Ind AS, proportionate consolidation can be used only in limited cases of joint control, while joint ventures would have to be consolidated using the equity method. The Bank does not expect a material impact on its financial statements in this area.

Under current Indian GAAP, gain or loss on sale of equity stake in a subsidiary company is recognized in the income statement. Under Ind AS, in consolidated financial statements, change in the parent’s ownership in the subsidiary company is accounted as equity transaction, if the parent retains controlling financial interest in the subsidiary and accordingly gain or loss is not recognized in the income statement.

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

Under current Indian GAAP, deferred tax assets and liabilities are recognized by considering the impact of timing differences (income approach) between the taxable income and accounting income for current year and carry forward losses as compared to Ind AS where, deferred tax assets and liabilities are recognized in respect of the temporary differences between the carrying amount of assets and liabilities for financial reporting purpose and amount used for taxation purposes.

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

Management

Directors and Executive Officers

Our board of directors, consisting of 12 members at July 27, 2018, is responsible for the management of our business. Our organizational documents provide for a minimum of three directors and a maximum of 21 directors, excluding the government director and the debenture director (defined below), if any. We may, subject to the provisions of our organizational documents and the Companies Act, change the maximum number of directors by a special resolution, subject to approval by our shareholders. Approval of a special resolution requires that the votes cast by members in favor of the resolution are not less than three times the number of the votes, if any, cast against the resolution. In addition, under the Banking Regulation Act 1949, the Reserve Bank of India may require us to convene a meeting of our shareholders for the purposes of appointing new directors to our Board of Directors.

The Banking Regulation Act requires that at least 51% of our directors should have special knowledge or practical experience in banking and areas relevant to banking including accounting, finance, agriculture and small scale industry. The Reserve Bank of India in November 2016 has broadened the fields of specialization to include information technology, payment & settlement systems, human resources, risk management and business management. As described below, all of our directors possess special knowledge in one or more of the areas specified in the Banking Regulation Act and applicable regulations. The appointment of the chairman and executive directors requires the approval of the Reserve Bank of India, in addition to the approval of our shareholders that is generally required for the appointment of all directors (other than the government director and the debenture director, if any). In classifying our directors as independent, we have relied on the declaration of independence provided by the independent directors as prescribed under the Companies Act and provided at the board meeting held in May 2018, applicable Reserve Bank of India guidelines and circulars and legal advice. The Companies Act excludes the government director from the definition of independent director. Our directors are also subject to ‘fit and proper’ criteria as prescribed by the Reserve Bank of India and to be considered while appointing persons as directors of banking companies. Our directors (other than the government director) are required to make declarations confirming their ongoing compliance of the ‘fit and proper’ criteria. Our Board Governance, Remuneration & Nomination Committee/Board of Directors has reviewed the declarations received from the directors in this regard and determined that all our directors satisfy the ‘fit and proper’ criteria. Further, pursuant to the Reserve Bank of India guidelines, a person is eligible for appointment as director if he or she is between 35 and 70 years of age.

Our organizational documents also provide that we may execute trust deeds in respect of our debentures under which the trustee or trustees may appoint a director, known as the debenture director. The debenture director is not subject to retirement by rotation and may only be removed as provided in the relevant trust deed. Currently, we do not have a debenture director on our Board of Directors.

Of our 12 directors, four directors are in our whole-time employment or executive directors, one is a government director and the remaining seven directors are independent directors. The seven independent directors include corporate executives, retired company executives, advisors and chartered accountants. Of the seven independent directors, two have specialized knowledge in respect of agriculture and rural economy or small scale industry.

The Companies Act provides that an independent director shall not hold office for more than two consecutive terms of five years each provided that the director is re-appointed by passing a special resolution on completion of the first term of five consecutive years. To compute the period of five consecutive years, the tenure of every independent director was considered afresh from April 1, 2014. Pursuant to the provisions of the Banking Regulation Act, none of the directors other than the chairman and executive directors may hold office continuously for a period exceeding eight years. The Companies Act also provides that in respect of banking companies, the provisions of the Companies Act shall apply except in so far as they are inconsistent with the provisions of the Banking Regulation Act.

Pursuant to the provisions of the Companies Act, at least two-thirds of the total number of our non-independent directors are subject to retirement by rotation. The government director and the debenture director are not subject to retirement by rotation as per our organizational documents. One-third of the directors liable to retire by rotation must retire from office at each annual general meeting of shareholders. A retiring director is eligible for re-election.

Ms. Chanda Kochhar was appointed as Executive Director effective April 1, 2001, designated as Deputy Managing Director effective April 29, 2006 and Joint Managing Director and Chief Financial Officer effective October 19, 2007. She was appointed as Managing Director and CEO for a period of five years effective May 1, 2009. The shareholders at the annual general meeting held on June 24, 2013, approved the re-appointment of Ms. Chanda Kochhar for a period of five years effective April 1, 2014 up to March 31, 2019. The Reserve Bank of India has also approved the re-appointment of Ms. Chanda Kochhar as Managing Director and CEO for the same period. Since June 19, 2018, Ms. Chanda Kochhar is on a leave of absence while an independent enquiry proceeds to consider various allegations levelled against her through media articles, a whistleblower complaint and complaints written by a private individual to senior government officials and regulators. See also “Business—Legal and regulatory proceedings.”

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

The Board of Directors at its meeting held on April 29, 2016 approved the appointment of Mr. Vijay Chandok as Executive Director for a period of five years effective from the date of receipt of approval of the Reserve Bank of India. The Reserve Bank of India approved the appointment of Vijay Chandok for a period of three years effective from July 28, 2016 up to July 27, 2019. The shareholders at the annual general meeting approved the appointment of Mr. Vijay Chandok as Executive Director for a period of five years effective July 28, 2016 up to July 27, 2021.

The Board of Directors at its meeting held on October 14, 2016 appointed Mr. Anup Bagchi as Executive Director for a period of five years effective from February 1, 2017 or the date of receipt of approval from the Reserve Bank of India, whichever is later. The Reserve Bank of India granted its approval for appointment of Mr. Anup Bagchi for a period of three years effective February 1, 2017 up to January 31, 2020. Shareholders at the annual general meeting held on June 30, 2017 approved the appointment of Mr. Anup Bagchi for a period of five years effective February 1, 2017 up to January 31, 2022.

The Board of Directors at its meeting held on June 18, 2018 appointed Mr. Sandeep Bakhshi as wholetime Director and Chief Operating Officer, subject to the approval of the Reserve Bank of India, for a period of five years from the date of the Reserve Bank of India’s approval. The approval of shareholders will be sought at the forthcoming annual general meeting of the Bank. The approval from the Reserve Bank of India is awaited. During the leave of Ms. Chanda Kochhar, Mr. Sandeep Bakhshi will report directly to the Board of Directors.

Mr. Homi Khusrokhan and Mr. V. Sridar, independent directors, completed their maximum permissible tenure of eight years under the Banking Regulation Act on January 20, 2018 and ceased to be Directors effective January 21, 2018. Dr. Tushaar Shah, independent director, completed his maximum permissible tenure of eight years under the Banking Regulation Act on May 2, 2018 and ceased to be Director effective May 3, 2018. Mr. N. S. Kannan ceased to be Executive Director effective close of business hours on June 18, 2018 pursuant to his appointment as the Managing Director & Chief Executive Officer of ICICI Prudential Life Insurance Company Limited.

The Board, at its meetings appointed Ms. Neelam Dhawan, Mr. Uday M. Chitale, Mr. Radhakrishnan Nair and Mr. M. D. Mallya as additional and independent Directors effective January 12, 2018, January 17, 2018, May 2, 2018 and May 29, 2018 respectively. Their appointments are subject to the approval of our shareholders. The approval of shareholders will be sought at the forthcoming annual general meeting of the Bank.

Pursuant to the completion of term of office of Mr. M. K. Sharma as independent director and non-executive part-time Chairman, Mr. M. K. Sharma ceased to be Director and Chairman of the Bank effective close of business hours on June 30, 2018. Our Board at its meeting held on June 29, 2018 appointed Mr. Girish Chandra Chaturvedi as additional (independent) Director for a period of three years effective July 1, 2018 upto June 30, 2021, subject to approval of shareholders. The approval of shareholders will be sought at the forthcoming annual general meeting of the Bank. The Board at the same meeting also approved the appointment of Mr. Girish Chandra Chaturvedi as part-time Chairman for a period effective from July 1, 2018 or date of receipt of the Reserve Bank of India approval, whichever is later upto June 30, 2021. The Reserve Bank of India granted its approval for appointment of Mr. Girish Chandra Chaturvedi as part-time Chairman of the Bank for a period of three years effective July 17, 2018 to June 30, 2021.

Mr. Lok Ranjan, Joint Secretary, Department of Personnel & Training, Ministry of Personnel, Public Grievances and Pensions, has been nominated as government nominee Director on the Board of ICICI Bank Limited in place of Mr. Amit Agrawal with effect from April 5, 2018.

In May 2017, the Reserve Bank of India issued guidelines on minimum qualifications and experience required while inviting applications for the position of Chief Financial Officer and Chief Technology Officer in banks.

Our Board of Directors had the following members at July 27, 2018:

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at July 27, 2018
Mr. Girish Chandra Chaturvedi Independent Non-Executive Director Profession: Advisor	65	July 1, 2018 (appointed as part-time Chairman effective July 17, 2018)	-

Mr. Uday M. Chitale Independent Non-Executive Director Profession: Advisor	68	January 17, 2018

Director

Axis Mutual Fund Trustee Limited

ICICI Lombard General Insurance Company Limited

ICICI Prudential Pension Fund Management Company Limited

India Infradebt Limited

Indian Council for Dispute Resolution

Mr. Dileep Choksi Independent Non-Executive Director Profession: Advisor	68	April 26, 2013

Director
Arvind Limited

AIA Engineering Limited
Lupin Limited
Swaraj Engines Limited

Tata Housing Development Company Limited

Hexaware Technologies Limited

Miramac Properties Private Limited

ICICI Home Finance Company Limited

Vardan Ceqube Advisors Private Limited

Gujarat International Finance Tec-City Company Limited

ICICI Prudential Life Insurance Company Limited

Ms. Neelam Dhawan Independent Non-Executive Director Profession: Advisor	58	January 12, 2018	Member - Supervisory Board Royal Philips N.V.

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at July 27, 2018
Mr. M. D. Mallya Independent Non-Executive Director Profession: Advisor	65	May 29, 2018

Director

Emami Limited

Seven Islands Shipping Limited

Interglobe Aviation Limited

Coffee Day Enterprises Limited

Milestone Capital Advisors Limited

CFM Asset Reconstruction Private Limited

Tata Capital Financial Services Limited

Indian Institute of Insolvency Professionals of ICAI

ICAI Registered Valuers Organisation

Mr. Radhakrishnan Nair Independent Non-Executive Director Profession: Advisor	63	May 2, 2018

Director

ICICI Securities Primary Dealership Limited

Touchstone Regulatory Advisors Private Limited

ICICI Prudential Life Insurance Company Limited

Inditrade Microfinance Limited

Geojit Financial Services Limited

JRG Fincorp Limited

Inditrade Housing Finance Limited

Mr. V. K. Sharma Independent Non-Executive Director Profession: Chairman, Life Insurance Corporation of India	59	March 6, 2014

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

Life Insurance Corporation (LIC) of Bangladesh Limited

LIC (Lanka) Limited

Life Insurance Corporation (Nepal) Limited

Life Insurance Corporation (Singapore) Pte Ltd.

Director

ACC Limited

Kenindia Assurance Company Limited

Mr. Lok Ranjan Government Nominee Director Profession: Government Service	54	April 5, 2018	Nominee Director The New India Assurance Company Limited

Ms. Chanda Kochhar Managing Director and CEO (on leave of absence) Profession: Company Executive	56	April 1, 2001 (appointed as Managing Director & CEO with effect from May 1, 2009)

Chairperson
ICICI Bank Canada
ICICI Prudential Life Insurance Company Limited
ICICI Lombard General Insurance Company Limited
ICICI Prudential Asset Management Company Limited
ICICI Securities Limited
Director

Catalyst

Name, designation and profession	Age	Date of first Appointment	Particulars of other Directorship(s) at July 27, 2018
Ms. Vishakha Mulye Executive Director Profession: Company Executive	49	January 19, 2016	Director ICICI Securities Limited ICICI Bank Canada

Mr. Vijay Chandok Executive Director Profession: Company Executive	50	July 28, 2016	Chairman ICICI Investment Management Company Limited Director ICICI Bank UK Plc. ICICI Bank Canada

Mr. Anup Bagchi Executive Director Profession: Company Executive	47	February 1, 2017	Chairman ICICI Home Finance Company Limited Director Comm Trade Services Limited

Our executive officers at June 30, 2018, who received executive remuneration in fiscal 2018, were as follows:

Name	Age	Designation and Responsibilities	Years of work experience	Total remuneration in fiscal 2018(1) (in Rupees)	Bonus paid in fiscal 2018 (in Rupees) (2)	Stock options granted during fiscal 2017(3)	Stock options granted during fiscal 2018(3)	Total stock options granted through March 31, 2018	Total stock options outstanding at March 31, 2018	Shareholdings at March 31, 2018(4)
Ms. Chanda Kochhar(7)	56	Managing Director and CEO	34	63,738,450	2,068,811	1,512,500	1,512,500	20,157,500	16,783,800	2,597,787
Mr. N. S. Kannan(8)	53	Executive Director	30	45,421,017	1,386,781	753,500	753,500	8,890,200	7,447,000	468,737
Ms. Vishakha Mulye	49	Executive Director	25	44,846,834	—	753,500	753,500	5,554,863	4,119,500	839,987
Mr. Vijay Chandok	50	Executive Director	27	44,337,218	1,271,214	544,500	753,500	6,908,550	5,963,950	28,300
Mr. Anup Bagchi	47	Executive Director	26	38,847,674	—	—	753,500	4,896,925	4,130,500	—
Mr. Rakesh Jha	46	CFO	22	29,904,225	10,015,833	303,050	365,750	4,428,875	3,501,300	14,850

(1)	Includes salary and other benefits and ICICI Bank’s contribution to superannuation fund, provident and gratuity fund paid for fiscal 2018 and excludes bonus.

(2)	Represents amounts paid during fiscal 2018. For Executive Directors, the variable pay is paid after approvals are received from the Reserve Bank of India. The bonus amounts reported for Executive Directors are the deferred portion of bonus approved in earlier years and paid during fiscal 2018. (For fiscal 2017: Rs. 4.5 million for Ms. Chanda Kochhar, Rs.3.0 million for Mr. N. S. Kannan, Rs. 2.6 million for Mr. Vijay Chandok). Ms. Vishakha Mulye and Mr. Anup Bagchi had no deferred payouts in fiscal 2017 and fiscal 2018 as they were moved to the Bank from group companies in fiscal 2016 and fiscal 2017 respectively. For fiscal 2018, Rs. 90.4 million of variable pay pertaining to Executive Directors was accrued and is subject to approvals from the Reserve Bank of India and Rs. 11.5 million of variable pay was accrued for our Chief Financial Officer.

(3)	Includes options granted to Executive Directors during the year post approval from the Reserve Bank of India.

(4)	Each stock option, once exercised, is equivalent to one equity share of the Bank. The Bank granted these stock options to its executive officers at no cost. See also “—Compensation and Benefits to Directors and Officers—Employee Stock Option Scheme” for a description of the other terms of these stock options.

(5)	The Board Governance Remuneration and Nomination Committee of the Bank approved 4,307,500 options to Executive Directors on May 7, 2018 for fiscal 2018 which is subject to approvals from the Reserve Bank of India and granted 346,500 options to Chief Financial Officer (CFO).

(6)	Executive officers and directors (including non-executive directors) as a group held about 0.06% of the Bank’s equity shares as of March 31, 2018.

(7)	Since June 19, 2018, Ms. Chanda Kochhar is on a leave of absence.

(8)	Mr. N. S. Kannan has been appointed as the Managing Director & Chief Executive Officer (CEO) of ICICI Prudential Life Insurance Company Limited with effect from June 19, 2018 subject to regulatory and other approvals.

(9)	Mr. Sandeep Bakhshi has been appointed as wholetime Director and Chief Operating Officer in the Bank effective June 19, 2018 subject to approval from the Reserve Bank of India.

Ms. Chanda Kochhar has a post-graduate degree in management from Jamnalal Bajaj Institute of Management Studies, Mumbai and a degree in cost and works accountancy from the Institute of Cost and Works Accountants of India. She started her career in 1984 with ICICI in its project finance department and has worked in the areas of corporate banking, infrastructure financing, e-commerce, strategy, retail banking, international banking and finance. She was appointed to our Board as an Executive Director in April 2001. Our Board designated her as Deputy Managing Director effective April 29, 2006 and as Joint Managing Director and Chief Financial Officer effective October 19, 2007. Effective May 1, 2009 our Board appointed Ms. Chanda Kochhar as Managing Director and CEO. Since June 19, 2018, Ms. Chanda Kochhar is on a leave of absence.

Mr. Sandeep Bakhshi grew up in a defense services family and attended several schools and colleges across India before completing his management studies from XLRI in Jamshedpur. He has been with the ICICI Group for 32 years and has handled various assignments in ICICI Limited, ICICI Lombard General Insurance, ICICI Bank and ICICI Prudential Life Insurance. He has been appointed Wholetime Director & Chief Operating Officer, ICICI Bank with effect from June 19, 2018 or the date of regulatory approvals whichever is later.

Ms. Vishakha Mulye is a chartered accountant and joined ICICI in 1993. She has worked in the areas of strategy, finance, treasury and markets, structured finance, corporate and project finance, insurance and private equity. She was the Chief Financial Officer of ICICI Bank from 2005 to 2007, Executive Director of ICICI Lombard General Insurance Company from 2007 to 2009, and Managing Director and Chief Executive Officer of ICICI Venture Funds Management Company from 2009 to 2015. She was appointed as an Executive Director of ICICI Bank effective January 19, 2016 and is responsible for wholesale banking and strategic solutions group.

Mr. Vijay Chandok is a post-graduate in management from Narsee Monjee Institute of Management Studies, Mumbai. He joined ICICI in 1993 and has worked in the areas of corporate banking, small enterprises business, international banking and retail banking. He was appointed as an Executive Director of ICICI Bank effective July 28, 2016 and is responsible for the commercial banking group, small and medium enterprises business, international banking and treasury.

Mr. Anup Bagchi has a management degree from the Indian Institute of Management, Bangalore and an engineering degree from the Indian Institute of Technology, Kanpur. Mr. Bagchi joined the ICICI Group in 1992 and has worked in the areas of retail banking, corporate banking, treasury, capital markets and investment banking. From 2011 to 2016, Mr. Anup Bagchi was the Managing Director and Chief Executive Officer of ICICI Securities Limited. He was appointed as an Executive Director effective February 1, 2017 and is responsible for retail, rural and inclusive banking, operations and corporate branding.

Mr. Sandeep Batra is a chartered accountant and a company secretary by qualification. He joined the ICICI Group in 2000 in ICICI Prudential Life Insurance Company Limited and worked with the company as Chief Financial Officer until 2006. From November 2006 to December 2013, he was Group Compliance Officer of the Bank. From January 2014, he was an Executive Director of ICICI Prudential Life Insurance Company Limited. The Bank appointed him as President - Corporate Centre effective July 12, 2018. His responsibilities include corporate legal, secretarial, corporate communications and government and strategic relations. The compliance, internal audit and risk management functions have administrative reporting to Mr. Batra.

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

Corporate Governance

Our corporate governance policies recognize the accountability of the Board and the importance of making the Board transparent to all our constituents, including employees, customers, investors and the regulatory authorities, and for demonstrating that our shareholders are the ultimate beneficiaries of our economic activities.

Our corporate governance framework is based on an effective majority independent Board, the separation of the Board’s supervisory role from the executive management and the constitution of Board committees, generally comprising a majority of independent Directors and most of the Committees being chaired by independent Directors, to oversee critical areas and functions of executive management.

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

Audit Committee

As of the date of filing this annual report, the Audit Committee comprises three independent Directors - Mr. Uday M. Chitale, Mr. Dileep Choksi, and Mr. Radhakrishnan Nair. The Audit Committee is chaired by Mr. Uday M. Chitale, an independent Director. Mr. Dileep Choksi, an independent Director, is the alternate Chairman. Mr. Uday M. Chitale and Mr. Dileep Choksi are chartered accountants qualifies as Audit Committee financial experts.

The Audit Committee provides direction to the audit function and monitors the quality of internal and statutory audit. The responsibilities of the Audit Committee include examining the financial statements and auditors’ report and overseeing the financial reporting process to ensure fairness, sufficiency and credibility of financial statements, review of the quarterly and annual financial statements before submission to the Board, recommendation of appointment, terms of appointment, fixing remuneration and removal of central and branch statutory auditors and chief internal auditor, approval of payment to statutory auditors for other permitted services rendered by them, review and monitor with the management the auditor’s independence, performance and effectiveness of audit process, approval of transactions with related parties or any subsequent modifications, review of statement of significant related party transactions, review of functioning of the whistle blower policy, review of the adequacy of internal control systems and the internal audit function, review of compliance with inspection and audit reports and reports of statutory auditors, review of the findings of internal investigations, review of management letters/letters on internal control weaknesses issued by statutory auditors, reviewing with the management the statement of uses/application of funds raised through an issue (public issue, rights issue, preferential issue, etc.), the statement of funds utilized for the purposes other than those stated in the offer document/prospectus/notice and the report submitted by the monitoring agency, monitoring the utilization of proceeds of a public or rights issue and making appropriate recommendations to the Board to take steps in this matter, discussion on the scope of audit with external auditors, examination of reasons for substantial defaults, if any, in payment to stakeholders, valuation of undertakings or assets, evaluation of risk management systems and scrutiny of inter-corporate loans and investments. The Audit Committee is also empowered to appoint/oversee the work of any registered public accounting firm, establish procedures for receipt and treatment of complaints received regarding accounting and auditing matters and engage independent counsel and also provide for appropriate funding for compensation to be paid to any firm/advisors. In addition, the Audit Committee also exercises oversight on the regulatory compliance function of the Bank. The Audit Committee is also empowered to approve the appointment of the Chief Financial Officer (i.e., the wholetime Finance Director or any other person heading the finance function or discharging that function) after assessing the qualifications, experience and background, etc. of the candidate.

All audit and non-audit services to be provided by our principal accountants are pre-approved by the Audit Committee before such services are provided to us.

Board Governance, Remuneration & Nomination Committee

As of the date of filing this annual report, the Board Governance, Remuneration & Nomination Committee comprises four independent Directors - Ms. Neelam Dhawan, Mr. Dileep Choksi, Mr. V. K. Sharma and Mr. Girish Chandra Chaturvedi. Ms. Neelam Dhawan, an independent Director, is the Chairperson of the Committee.

The functions of the Committee include (i) recommending appointments of Directors to the Board, (ii) identifying persons who are qualified to become Directors and who may be appointed in senior management in accordance with the criteria laid down and recommending to the Board their appointment and removal, (iii) formulating a criteria for the evaluation of the performance of the wholetime/independent Directors and the

Board and to extend or continue the term of appointment of independent Director on the basis of the report of performance evaluation of independent Directors, (iv) recommending to the Board a policy relating to the remuneration for the Directors, key managerial personnel and other employees, (v) recommending to the Board the remuneration (including performance bonus and perquisites) to wholetime Directors, commission and fee payable to non-executive Directors subject to applicable regulations, (vi) approving the policy for and quantum of bonus payable to the members of the staff including senior management and key managerial personnel, formulating the criteria for determining qualifications, positive attributes and independence of a Director, framing policy on Board diversity, framing guidelines for the Employees Stock Option Scheme and deciding on the grant of the Bank’s stock options to employees and whole-time Directors of the Bank and its subsidiary companies.

Corporate Social Responsibility Committee

As of the date of filing this annual report, the Corporate Social Responsibility Committee comprises four directors - Mr. Radhakrishnan Nair, Mr. Dileep Choksi, Ms. Chanda Kochhar and Mr. Anup Bagchi. Mr. Radhakrishnan Nair, an independent Director, is the Chairman of the Committee.

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

Credit Committee

As of the date of filing this annual report, the Credit Committee comprises four directors - Mr. M. D. Mallya, Mr. Radhakrishnan Nair, Ms. Chanda Kochhar and Ms. Vishakha Mulye. The Chairperson would be an Executive Director as determined at each meeting.

The functions of this Committee include review of developments in key industrial sectors, major credit portfolios and approval of credit proposals as per the authorization approved by the Board.

Customer Service Committee

As of the date of filing this annual report, the Customer Service Committee comprises five directors - Mr. M. D. Mallya, Mr. Uday M. Chitale, Ms. Neelam Dhawan, Ms. Chanda Kochhar and Mr. Anup Bagchi. Mr. M. D. Mallya, an independent Director, is the Chairman of the Committee.

The functions of the Committee include review of customer service initiatives, overseeing the functioning of the Customer Service Council and evolving innovative measures for enhancing the quality of customer service and improvement in the overall satisfaction level of customers.

Fraud Monitoring Committee

As of the date of filing this annual report, the Fraud Monitoring Committee comprises five directors - Mr. Dileep Choksi, Mr. Uday M. Chitale, Ms. Neelam Dhawan, Ms. Chanda Kochhar and Mr. Anup Bagchi. Mr. Dileep Choksi, an independent Director, is the Chairman of the Committee.

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

Information Technology Strategy Committee

As of the date of filing this annual report, the Information Technology Strategy Committee comprises four directors – Ms. Neelam Dhawan, Mr. Dileep Choksi, Ms. Chanda Kochhar and Mr. Anup Bagchi. Ms. Neelam Dhawan, an independent Director, is the Chairperson of the Committee.

The functions of the Committee are to approve the strategy for information technology and policy documents, ensure that the information technology strategy is aligned with business strategy, review information technology risks, ensure the proper balance of information technology investments for sustaining the Bank’s growth, oversee the aggregate funding of information technology at Bank-level, ascertain if the management has resources to ensure the proper management of information technology risks, review the contribution of information technology to our business and oversee the activities of the digital council.

Risk Committee

As of the date of filing this annual report, the Risk Committee comprises four directors - Mr. Dileep Choksi, Mr. M. D. Mallya, Mr. V. K. Sharma and Ms. Chanda Kochhar. Mr. Dileep Choksi, an independent Director, is the Chairman of the Committee.

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

Stakeholders Relationship Committee

As of the date of filing this annual report, the Stakeholders’ Relationship Committee comprises three directors - Mr. M. D. Mallya, Mr. Uday M. Chitale and Mr. Anup Bagchi. Mr. M. D. Mallya, an independent Director, is the Chairman of the Committee.

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

Code of Ethics

We have adopted a Group Code of Business Conduct and Ethics for our directors and all our employees. This code aims at ensuring consistent standards of conduct and ethical business practices across the constituents of the Company and is reviewed on an annual basis. We have not granted a waiver from any provision of the code to any of our directors or executive officers. See also “Business—Legal and regulatory proceedings”.

Principal Accountant: Fees and Services

The total fees to our principal accountant relating to the audit of consolidated financial statements for fiscal 2017 and fiscal 2018 and the fees for other professional services billed in fiscal 2017 and fiscal 2018 are as follows:

	Year ended March 31,
	2017		2018		2018
	(in millions)				(in thousands)
Audit
Audit of ICICI Bank Limited and our subsidiaries	Rs.	280	Rs.	300		4,614
Audit-related services					US$
Opinion on non-statutory accounts presented in Indian Rupees		17		23		354
Others		24		28		421
Sub-total		321		351		5,389
Non-audit services
Tax services		—		—		—
Tax compliance		4		1		15
Other services		2		6		96
Sub-total		6		7		111
Total	Rs.	327	Rs.	Rs. 358	US$	US$ 5,500

Fees for “other services” under the non-audit services category are principally fees related to advisory and certification services. Our Audit Committee approved the fees paid to our principal accountant relating to audit of consolidated financial statements for fiscal 2018 and fees for other professional services billed in fiscal 2018. Our Audit Committee pre-approves all assignments undertaken for us by our principal accountant.

Summary Comparison of Corporate Governance Practices

The following is a summary comparison of significant differences between our corporate governance practices and those required by the New York Stock Exchange for United States issuers.

Independent Directors. A majority (seven of 12) of our Board are independent directors, as defined under applicable Indian legal requirements. Section 149 of the Companies Act notified effective April 1, 2014 as amended from time to time, has defined an independent director and specified the eligibility criteria for a director to be classified as independent. The criteria inter-alia includes that a director in order to be independent should not have any pecuniary relationship, other than remuneration as such director or having transaction not exceeding ten percent of his/her total income with the company, its holding, subsidiary or associate company, or their promoters, or directors, during the two immediately preceding financial years or during the current financial year. The criteria also stipulate restrictions on the nature of transaction that a relative of a director can have with the Company, its holding, subsidiary or associate company or their promoters or directors for determination of independence as a director. Exemptions have been prescribed for certain transactions, which may be in the ordinary course of business and at arm’s length. As per the Companies Act, every independent director at the first meeting of the Board in which he/she participates as a director and thereafter at the first meeting of the Board in every financial year or whenever there is any change in the circumstances which may affect his/her independent status is required to give a declaration that he/she meets the relevant independence criteria. In classifying our directors as independent, we have relied on the declarations provided by the directors as prescribed under the Companies Act and placed at the board meeting held in April 2018, applicable Reserve Bank of India guidelines and circulars and legal advice obtained in this regard. The Board has accordingly determined the independence of these directors. Pursuant to the Companies Act, the director nominated by Government of India would not be classified as independent. Although the judgment on independence must be made by our Board as required under the Companies Act, there is no requirement that our Board affirmatively make such determination, in accordance with the independence test as required by the New York Stock Exchange rules.

Non-Management Directors Meetings. The Companies Act requires independent directors to meet at least once a year without the non-independent directors and members of the management. The independent directors at such meetings are required to review the performance of the Chairman, non-independent directors and the Board as a whole. The independent directors met on May 7, 2018 to carry out these reviews. Prior to this, the independent directors had met separately to carry out similar reviews before the Board meeting held on May 3, 2017.

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

Compensation and Benefits to Directors and Officers

Remuneration

Under our organizational documents, each of our non-executive Directors, except our government Director, is entitled to receive remuneration for attending each meeting of our Board or of a Board committee. The amount of remuneration payable to non-executive Directors is set by our Board from time to time in accordance with limits prescribed by the Companies Act and the rules thereunder. The Board of Directors has approved the payment of Rs. 100,000 as sitting fee for each meeting of the Board and Audit Committee and Rs. 50,000 as sitting fee for each meeting of any other Committee. The Reserve Bank of India has permitted the payment of profit-related commission up to Rs. 1,000,000 per annum for non-executive Directors (other than non-executive part-time Chairman), which guidelines have been approved by our shareholders (who also excluded our Government Nominee Director) effective in fiscal 2016. In addition, we reimburse our directors for travel and related expenses in connection with attending Board and Committee meetings and related matters. If a director is required to perform services for us beyond attending meetings, we may remunerate the director as determined by our Board of Directors which remuneration may be either in addition to or as substitution for the remuneration discussed above. We have not paid any remuneration to non-executive Directors other than the remuneration for attending each meeting of our Board or of a Board committee and profit related commission to the non-executive Directors (other than the Chairman). Non-executive directors are not entitled to the payment of any benefits at the end of their terms of office.

Our Board or any Committee thereof may fix, within the range approved by our shareholders, the salary and supplementary allowance payable to the executive Directors. We are required to obtain specific approval of the Reserve Bank of India for the actual monthly salary, supplementary allowance and annual performance bonus paid each year to our executive directors.

In addition to the Basic, Supplementary allowance, our executive directors are entitled certain to perquisites (evaluated pursuant to Indian Income-Tax rules wherever applicable and otherwise at actual cost to the Bank), including the benefit of the Bank’s furnished accommodation, gas, electricity, water and furnishings, club fees, group insurance, use of car and telephone at residence or reimbursement of expenses in lieu thereof, medical reimbursement, leave and leave travel concession, education benefits, provident fund, superannuation fund and gratuity, in accordance with the scheme(s) and rule(s) applicable from time to time.

In line with the staff loan policy applicable to specified grades of employees who fulfill prescribed eligibility criteria to avail loans for purchase of residential property, our executive directors are also eligible for housing loans subject to the approval of the Reserve Bank of India.

There are no service contracts with our executive directors providing for benefits upon termination of their employment.

The total compensation paid by the Bank to its executive directors and executive officers during fiscal 2018 was Rs. 281.8 million.

Bonus

Each year, our Board of Directors awards discretionary bonuses to employees and executive directors on the basis of performance and seniority. The performance of each employee is evaluated through a performance management appraisal system. The aggregate amount of bonuses and performance linked retention pay to all eligible employees of ICICI Bank for fiscal 2018 was Rs. 6.1 billion. This amount was paid in fiscal 2019, excluding the payment of bonuses to executive directors which require the approval of the Reserve Bank of India.

Employee Stock Option Scheme

The Bank has an Employee Stock Option Scheme to encourage and retain high-performing employees and directors. Pursuant to the stock option scheme as amended, up to 10.0% of the aggregate of issued equity shares of the Bank at the time of the grant of stock options could be allocated under the employee stock option scheme. As on March 31, 2018, this 10% limit was equivalent to 642.8 million shares, of which the Bank has granted about 487.11 million options under the Employee Stock Option Scheme. Employees and Directors of the Bank, its subsidiaries and its holding company are eligible employees for grants of stock options. The Bank has no holding company. The maximum number of options granted to any eligible employee in a year is restricted to 0.05% of the Bank’s issued equity shares at the time of the grant.

Options granted after April 1, 2014 vest in a graded manner over a three-year period, with 30%, 30% and 40% of the options vesting on the first, second and third anniversaries of the grant date respectively, except as follows:

•	For the 275,000 options granted in April 2014, 50% vested on April 30, 2017 and 50% vested on April 30, 2018.

•	For the options granted in September 2015, 50% vested on April 30, 2018 and the balance of 50% would vest on April 30, 2019. The unvested options will lapse on the termination of employment, including retirement (whether in the normal course or pursuant to any early/voluntary retirement scheme).

•	300,000 options granted in January 2018, would vest to the extent of 100% at the end of four years from the date of grant.

Options granted prior to April 1, 2014 vest in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting on each of the first four anniversaries of the grant date, except as follows:

•	Options granted in April 2009 vested in a graded manner over a five-year period with 20%, 20%, 30% and 30% of the grant vesting in each year, commencing from the end of 24 months from the date of the grant.

•	For the options granted in February 2011, 50% of the options vested on April 30, 2014 and 50% vested on April 30, 2015.

•	Options granted in September 2011 vested in a graded manner over a five-year period with 15%, 20%, 20% and 45% of the grant vesting in each year, commencing from the end of 24 months from the date of grant.

The price for options granted is equal to the closing price on the stock exchange which recorded the highest trading volume preceding the date of grant of options. Options granted in February 2011 were granted at an exercise price which was approximately 3.0% below the closing price preceding the date of grant of options.

Pursuant to the approval of shareholders in June 2017, the exercise period is such period not exceeding ten years from the date of vesting of options as may be determined by the Board of Governance, Remuneration & Nomination Committee for each grant. In May 2018, the Board of Directors approved the change in exercise period as such period not exceeding five years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee for each grant, subject to approval of the shareholders. Approval of shareholders will be sought at the forthcoming annual general meeting.

The following table sets forth certain information regarding the stock option grants made to employees under the Employee Stock Option Scheme as of March 31, 2018. The Bank granted all of these stock options at no cost to its employees. Options granted include grants to wholetime directors and employees of subsidiaries of the Bank. The Bank has not granted any stock options to its non-executive directors. Pursuant to the Board and shareholders’ approval received with respect to issue of bonus equity shares of the Bank in June 2017, the stock options in table below have been adjusted to include the impact of the bonus stock options granted and the exercise price stated herein is the revised exercise price after making proportionate adjustments.

The following table sets forth certain information regarding the options summary of the Bank at March 31, 2018.

Particulars	ICICI Bank
Options granted (net of lapsed)(1)		487,109,621
Options vested		401,079,784
Options exercised		251,437,371
Options forfeited/lapsed		83,085,543
Extinguishment or modification of options		—
Amount realized by exercise of options	Rs.	20,369,703,051
Total number of options in force		235,672,250
Weighted average exercise price of options in force	Rs.	224.19

(1)	The employee stock option numbers in the above table include options granted to Executive Directors till March 31, 2018 that were approved by the Reserve Bank of India. The table does not include approximately 35.5 million options approved by Board Governance, Remuneration & Nomination Committee on May 7, 2018 for fiscal 2018, which includes options to Executive Directors subject to approval from the Reserve Bank of India.

See also “Consolidated financial statements—Schedules forming part of the consolidated financial statements—Additional notes—Note 17” under U. S. GAAP included herein.

ICICI Prudential Life Insurance Company has an Employee Stock Option Scheme. The aggregate number of shares issued or issuable since March 31, 2016 pursuant to the exercise of any options granted cannot exceed 2.64% of the number of shares of ICICI Prudential Life Insurance Company issued at March 31, 2016. The maximum number of options granted to any eligible employee in a financial year shall not exceed 0.1% of the issued shares of ICICI Prudential Life Insurance Company at the time of grant of options. ICICI Prudential Life Insurance Company had 2,820,888 stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2018.

ICICI Lombard General Insurance Company has an Employee Stock Option Scheme, the terms of which allow up to 5.0% of its paid-up capital to be allocated to employee stock options. ICICI Lombard General Insurance Company had last granted options in fiscal 2012. ICICI Lombard General Insurance Company had 495,140 employee stock options outstanding (net of forfeited or lapsed options) at year-end fiscal 2018.

Loans

The Bank has internal rules for grant of loans to employees and executive directors to acquire certain assets such as property, vehicles and other consumer durables at significantly lower interest rates than the market rate. The Bank’s loans to employees have been made at interest rates ranging from 2.5% to 3.5% per annum and are repayable over fixed periods of time. The loans are generally secured by the assets acquired by the employees. Pursuant to the Banking Regulation Act, the Bank’s non-executive directors are not eligible for any loans. At year-end fiscal 2018, outstanding loans to the Bank’s employees totaled Rs. 8.8 billion compared to Rs. 9.1 billion at year-end fiscal 2017. This amount included loans to certain executive directors amounting to Rs. 142 million at year-ended fiscal 2018 compared to Rs. 122 million at year-end fiscal 2017, made on the same terms, including as to interest rates and collateral, as loans to other employees. Loans to executive directors are given after approval by the Reserve Bank of India. See also “Operating and Financial Review and Prospects—Related Party Transactions”.

Gratuity

The Bank pays gratuity to employees who retire or resign after a minimum prescribed period of continuous service and, in the case of employees at overseas locations, in accordance with the rules in force in the respective countries. The Bank makes contributions to gratuity funds for employees which is administered by ICICI Prudential Life Insurance Company Limited.

Actuarial valuation of the gratuity liability for all the above funds is determined by an actuary appointed by the Bank. Actuarial valuation of gratuity liability is determined based on certain assumptions regarding rate of interest, salary growth, mortality and staff attrition as per the projected unit credit method.

The accounts of the fund are audited by independent auditors. The total corpus of the fund at year-end fiscal 2018 based on its audited financial statements was Rs. 9,025 million compared to Rs. 8,589 million at year-end fiscal 2017.

Superannuation Fund

The Bank contributes 15% of the total annual basic salary and dearness allowance (if applicable) to a superannuation fund in respect of the employees to whom it applies. The Bank’s employees may elect on retirement or resignation to receive one-third or one-half, depending on the tenure of service, of the total balance as commutation and a periodic pension based on the remaining balance. In the event of the death of an employee, his or her beneficiary receives the remaining accumulated balance, if eligible. The Bank also gives a cash option to its employees, allowing them to receive the amount that would otherwise be contributed by the Bank in their monthly salary during their employment. The superannuation fund is administered by Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. Employees have the option to choose between funds administered by the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited. The total corpus of the superannuation fund was Rs. 3,337 million at year-end fiscal 2018 compared to Rs. 3,012 million at year-end fiscal 2017.

Provident Fund

The Bank is statutorily required to maintain a provident fund as part of its retirement benefits to its employees. There are separate provident funds for employees inducted from merged entities (Bank of Madura, The Bank of Rajasthan and Sangli Bank) and for other employees of the Bank. These funds are managed by in-house trustees. Each employee contributes 12.0% of his or her basic salary and the Bank contributes an equal amount to the funds. The investments of the funds are made according to rules prescribed by the government of India. The accounts of the funds are audited by independent auditors. The total corpuses of the funds for employees inducted from merged entities and other employees of the Bank at year-end fiscal 2018, based on their audited financial statements, amount to Rs. 3,103 million and Rs. 22,414 million respectively, as compared to Rs. 3,336 million and Rs. 19,192 million, respectively, for fiscal 2017.

Pension Fund

The Bank provides for pension, a deferred retirement plan covering certain employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. The plan provides for pension payments, including dearness relief, on a monthly basis to these employees on their retirement based on the respective employee’s salary and years of service with the Bank. For the former Bank of Madura, Sangli Bank and Bank of Rajasthan employees in service, funds are managed by the trust and the liability is funded as per actuarial valuation. The trust purchases annuities from the Life Insurance Corporation of India and ICICI Prudential Life Insurance Company Limited as part of its master policies for payment of pension to retired employees of the former Bank of Madura, Sangli Bank and Bank of Rajasthan. Employees covered by the pension plan are not eligible for employer’s contribution under the provident fund plan. The corpus, based on audited financial statements at year-end fiscal 2018 was Rs. 16,051 million compared to Rs. 16,303 million at year-end fiscal 2017.

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

The Reserve Bank of India issued guidelines on exposure limits, income recognition, asset classification, provisioning for non-performing and restructured assets, investment valuation and capital adequacy for commercial banks, long-term lending institutions and non-bank finance companies. The Reserve Bank of India requires these institutions to furnish information relating to their businesses to it on a regular basis. The Reserve Bank of India can issue directions to banking companies on resolution of stressed assets when required. For further discussion regarding the Reserve Bank of India’s role as the regulatory and supervisory authority of India’s financial system and its impact on us, see “Supervision and Regulation”.

Commercial Banks

Commercial banks in India meet the short-term financial needs, or working capital requirements, of industry, trade and agriculture, provide long-term financing to sectors like infrastructure and provide retail loan products. At March 31, 2018, there were 149 scheduled commercial banks in the country, with a network of 140,133 branches serving approximately Rs. 114.79 trillion in deposit accounts. Scheduled commercial banks are banks that are listed in the second schedule of the Reserve Bank of India Act, 1934, and are further categorized as public sector banks, private sector banks and foreign banks. Scheduled commercial banks have a presence throughout India, with approximately 62.7% of bank branches located in rural or semi-urban areas of the country.

Public Sector Banks

Public sector banks make up the largest category in the Indian banking system. They include the State Bank of India, 20 nationalized banks and 56 regional rural banks. Excluding the regional rural banks, the remaining public sector banks have 91,343 branches, and accounted for 63.0% of the outstanding gross bank credit and 67.0% of the aggregate deposits of scheduled commercial banks at March 31, 2018. The State Bank of India is the largest bank in India in terms of total assets. In one of the largest consolidations in the Indian banking industry, the State Bank of India merged its five associate banks and the Bharatiya Mahila Bank effective from April 1, 2017.

Regional rural banks were established from 1976 to 1987 by the central government, state governments and sponsoring commercial banks jointly with a view to develop the rural economy. Regional rural banks provide credit to small farmers, artisans, small entrepreneurs and agricultural laborers. The National Bank for Agriculture and Rural Development is responsible for supervising the functions of the regional rural banks. At March 31, 2018, there were 56 regional rural banks and they had 21,602 branches, and accounted for 3.4% of aggregate deposits and 2.9% of gross bank credit outstanding of scheduled commercial banks.

Private Sector Banks

After the first phase of bank nationalization was completed in 1969, public sector banks made up the largest portion of Indian banking. In July 1993, as part of the banking reform process and as a measure to induce competition in the banking sector, the Reserve Bank of India permitted entry of the private sector into the banking system. This resulted in the introduction of private sector banks, including us. These banks are collectively known as the “new” private sector banks. At March 31, 2018, there were eight “new” private sector banks, including the latest licensed IDFC Limited and Bandhan Financial Services Private Limited that began operations in fiscal 2016. In September 2015, the Reserve Bank of India granted in-principle licenses to 10 small finance banks and to 11 payments banks in the private sector. Ten small finance banks and six payments banks have begun operations and three payments banks licensees have surrendered or announced their decision to surrender their licenses. See also “—Structural Reforms—Differentiated Licenses”. In addition, 13 old private sector banks existing prior to July 1993 were operating at March 31, 2018.

At March 31, 2018, private sector banks, including the small finance banks, accounted for approximately 25.4% of aggregate deposits and 29.9% of gross bank credit outstanding of the scheduled commercial banks. Their network of 26,901 branches accounted for 19.2% of the total branch network of scheduled commercial banks in the country.

Foreign Banks

There were 45 foreign banks operating in India. At March 31, 2018, foreign banks had 287 branches and accounted for 4.1% of aggregate deposits and 4.2% of outstanding gross bank credit of scheduled commercial banks. As part of the liberalization process, the Reserve Bank of India has permitted foreign banks to operate more freely, subject to requirements largely similar to those imposed on domestic banks. The primary activity of most foreign banks in India has been in the corporate segment. However, some of the larger foreign banks have made retail banking a significant part of their portfolios. Most foreign banks operate in India through branches of the parent bank. Certain foreign banks also have wholly owned non-bank finance company, investment banking, securities broking, insurance and asset management subsidiaries or joint ventures for both corporate and retail lending.

In a circular dated July 6, 2004, the Reserve Bank of India stipulated that banks should not acquire any fresh stake in another banks’ equity shares, if by such acquisition, the investing bank’s holding exceeded 5.0% of the investee bank’s equity capital. This also applies to holdings of foreign banks with a presence in India, in Indian banks. The Reserve Bank of India issued a notification on “Roadmap for presence of foreign banks in India” on February 28, 2005, announcing the following measures with respect to the presence of foreign banks:

•	During the first phase (up to March 2009), foreign banks were allowed to establish a presence by setting up wholly owned subsidiaries or by converting existing branches into wholly owned subsidiaries.

•	In addition, during the first phase, foreign banks were allowed to acquire a controlling stake in a phased manner only in private sector banks that are identified by the Reserve Bank of India for restructuring.

•	For new and existing foreign banks, it was proposed to go beyond the existing World Trade Organization commitment of allowing increases of 12 branches per year. A more liberal policy will be followed for areas with a small number of banks.

•	During the second phase (scheduled to be from April 2009 onwards), after a review of the first phase, foreign banks would be allowed to acquire up to 74.0% in private sector banks in India.

However, in view of the deterioration in the global financial markets during fiscal 2009, the Reserve Bank of India decided to put on hold the second phase until there was greater clarity over the economic recovery as well as the reformed global regulatory and supervisory architecture.

In November 2013, the Reserve Bank of India issued a scheme for the establishment of wholly owned subsidiaries by foreign banks in India. The scheme envisages that foreign banks which commenced business in India after August 2010, or will do so in the future, will be permitted to do so only through wholly owned subsidiaries if certain specified criteria apply to them. These criteria include incorporation in a jurisdiction which gives legal preference to home country depositor claims, among others. Further, a foreign bank that has set up operations in India through the branch mode after August 2010 will be required to convert its operations into a subsidiary if it is considered to be systemically important. A bank would be considered to be systemically important if the assets on its Indian balance sheet (including credit equivalent of off-balance sheet items) exceed 0.25% of the assets of the Indian banking system. Establishment of a subsidiary would require approval of the Reserve Bank of India and for this purpose, the Reserve Bank of India would take into account various factors including economic and political relations with the country of incorporation of the parent bank and reciprocity with the home country of the parent bank. The regulatory framework for a subsidiary of a foreign bank would be substantially similar to that applicable to domestic banks, including with respect to management, directed lending, investments and branch expansion. Wholly owned subsidiaries of foreign banks may, after further review, be permitted to enter into mergers and acquisition transactions with Indian private sector banks, subject to adherence to the foreign ownership limit of 74% applicable to Indian private sector banks. The Reserve Bank of India, in its second quarter monetary policy review announced in October 2013 has also proposed near national treatment for foreign banks, based on the principles of reciprocity and subsidiary mode of presence.

In July 2012, the Reserve Bank of India revised priority sector lending norms and mandated foreign banks with 20 branches or more in India to meet priority sector lending norms as prescribed for domestic banks. In April 2015, revised priority sector lending guidelines were issued by the Reserve Bank of India, and require foreign banks with less than 20 branches to also meet priority sector lending norms in a phased manner by fiscal 2020. Further, from fiscal 2019, foreign banks with 20 branches or above will also be required to meet the priority sector lending sub-targets towards small and marginal farmers and micro enterprises.

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

The Reserve Bank of India announced measures to enable well-managed co-operative banks to expand their business. Financially sound urban co-operative banks having a minimum net worth of Rs. 1.0 billion and technology enabled systems have been allowed to issue credit cards. State co-operative banks have been permitted to set up offsite automated teller machines (ATMs) and mobile ATMs without the prior approval of the Reserve Bank of India. Co-operative banks fulfilling specific requirements like core banking solution, capital adequacy of above 10.0% and net worth of above Rs. 250 million have been allowed to offer internet banking facilities to their customers and to issue open system prepaid payment instruments. In fiscal 2019, the Reserve Bank of India proposed to allow large urban co-operative banks meeting specific criteria to voluntarily convert into small finance banks.

Non-Banking Finance Companies

There were 11,469 non-banking finance companies in India at September 30, 2017, mostly in the private sector. Of these, 172 were deposit-taking non-banking finance companies, and the rest were non-deposit taking entities. All non-banking finance companies are required to register with the Reserve Bank of India. Non-banking finance companies are categorized on the following basis: (i) in terms of the type of liabilities into deposit and non-deposit accepting non-banking finance companies; (ii) non-deposit taking non-banking finance companies by their size into systemically important companies with asset size above Rs. 1.0 billion and other non-deposit holding companies; and (iii) by the kind of activity they conduct. The companies that take public deposits are subject to strict supervision and capital adequacy requirements, similar to banks, by the Reserve Bank of India. Non-banking financial companies are broadly classified into eight categories—asset finance companies, loan companies, investment companies, infrastructure finance companies, infrastructure debt funds, microfinance companies, factors and core investment companies. In fiscal 2017, the Reserve Bank of India introduced a new type of non-banking finance company, account aggregators, which will consolidate, organize and present financial information pertaining to a customer either to the customer or to any other person as instructed by the customer. They cannot offer any financial services or support financial transactions. At March 31, 2017, the asset base of deposit taking non-banking financial companies and non-deposit taking systemically important non-banking financial companies combined was Rs. 19.67 trillion, with a net credit outstanding of Rs. 14.85 trillion and borrowings of Rs. 13.76 trillion.

ICICI Securities Limited, our subsidiary, is a non-banking finance company that does not accept public deposits, and ICICI Home Finance Company, our subsidiary, is a non-banking finance company that accepts public deposits. The primary activities of the non-banking finance companies are consumer credit (including automobile finance, home finance and consumer durable products finance, wholesale finance products such as bill discounting for small and medium companies), and infrastructure finance, and fee-based services, such as investment banking and underwriting. In November 2011, the Reserve Bank of India issued guidelines on the establishment of infrastructure debt funds in the form of mutual funds or non-banking finance companies. In fiscal 2013, we in partnership with other domestic and international banks and financial institutions launched India’s first infrastructure debt fund set up in the form of a non-banking finance company. We along with our wholly owned subsidiary have a shareholding of 38.1% in this company.

The Reserve Bank of India issues guidelines with regard to lending, exposure, provisioning requirements and restructuring of loans for the various categories of non-banking finance companies. In August 2011, the Reserve Bank of India released a working group report on issues and concerns in the non-banking finance companies sector. In March 2015, the Reserve Bank of India issued the final regulatory framework for non-banking finance companies in line with the recommendations of the working group. Some key recommendations include a minimum asset size of Rs. 500 million with a minimum net owned fund of Rs. 20 million for registering as a non-banking finance company, a minimum Tier 1 capital of 12.0%, introduction of liquidity ratios, more stringent asset classification norms and provisioning norms and limits on exposure to real estate. Deposit accepting non-banking finance companies should have a minimum investment grade rating to accept public deposits. In the event of a downgrade below investment grade, the company would have to stop accepting new deposits and cannot renew existing deposits. Further, deposit accepting non-banking finance companies had to achieve a minimum Tier 1 capital of 8.5% by March 31, 2016, and 10.0% by March 31, 2017. In February 2018, deposit accepting non-banking finance companies were also required to comply with the provisions under the Ombudsman Scheme for handling customer complaints.

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

In the past, the Reserve Bank of India has issued banking licenses to non-banking finance companies. In 2003, Kotak Mahindra Finance Limited was granted a banking license by the Reserve Bank of India and converted itself into Kotak Mahindra Bank. In April 2014, the Reserve Bank of India issued in-principle banking licenses to two non-banking finance companies, IDFC Limited and Bandhan Financial Services Private Limited. Both began operations during fiscal 2016. In September 2015, the Reserve Bank of India granted in-principle licenses to 10 applicants for small finance banks, most of which are microfinance non-banking finance companies. The 10 small finance banks have begun operations. In July 2016, IDFC Bank acquired a microfinance company, making it the first acquisition of a microfinance company by a bank. In fiscal 2018, IndusInd Bank acquired Bharat Financial Inclusion Limited, a microfinance company.

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

Other Financial Institutions

Specialized Financial Institutions

In addition to the long-term lending institutions, there are various specialized financial institutions which cater to the specific needs of different sectors. These include the National Bank for Agricultural and Rural Development, Export Import Bank of India, Small Industries Development Bank of India, Tourism Finance Corporation of India Limited, National Housing Bank and India Infrastructure Finance Company. Further, India’s first quasi-sovereign wealth fund, the National Investment and Infrastructure Fund, was set up to support investments in infrastructure, technology and asset reconstruction.

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

Insurance Companies

At March 31, 2018, there were 53 insurance companies in India, of which 24 were life insurance companies and 29 general insurance companies. Of the 24 life insurance companies, 23 were in the private sector and one is in the public sector. Among the general insurance companies, 23 in the private sector and six (including the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited) are in the public sector. General Insurance Corporation of India, a reinsurance company, is in the public sector. Life Insurance Corporation of India, General Insurance Corporation of India and public sector general insurance companies also provide long-term financial assistance to the industrial and infrastructure sectors. In the Union Budget for fiscal 2019, the Government of India has proposed the merger of three large public sector general insurance companies into a single entity which will subsequently be publicly listed.

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

In fiscal 2001, the Reserve Bank of India issued guidelines governing the entry of banks and financial institutions into the insurance business. The guidelines permit banks and financial institutions to enter the business of insurance underwriting through joint ventures provided they meet stipulated criteria relating to their net worth, capital adequacy ratio, profitability track record, level of non-performing loans and the performance of their existing subsidiary companies. According to the guidelines, the promoters of insurance companies had to divest in a phased manner their shareholding in excess of 26.0% after a period of 10 years from the date of commencement of business or within such period as may be prescribed by the Indian government. However, the Insurance Laws (Amendment) Act, 2015 passed by both houses of the Parliament and enacted in March 2015 removed the requirement that requires the promoters to dilute their stake to 26.0%. The Act also increased the foreign equity participation limit in insurance companies from 26.0% to 49.0%.

In the general insurance sector, gross premiums underwritten by general insurance companies moderated in fiscal 2008 and fiscal 2009 owing to the de-tariffing of the general insurance sector. Until January 1, 2007, almost 70.0% of the general insurance market was subject to price controls under a tariff regime. With the commencement of a tariff-free regime effective January 1, 2007, the resultant competitive pricing led to a significant decrease in premium rates across the industry leading to moderate premium growth during fiscal 2009 and fiscal 2010. See also “Supervision and Regulation—Regulations Governing Insurance Companies”.

During fiscal 2018, the new business weighted individual premium underwritten by the life insurance sector increased by 19.3% year-on-year from Rs. 532.2 billion during fiscal 2017 to Rs. 634.7 billion during fiscal 2018. The share of the private sector increased from 53.9% during fiscal 2017 to 56.2% during fiscal 2018. The gross premium underwritten in the general insurance sector (excluding specialized insurance institutions) amounted to Rs. 1,416.4 billion during fiscal 2018 as against Rs. 1,198.8 billion during fiscal 2017, recording a year-on-year growth of 18.2% (excluding the Export Credit Guarantee Corporation of India Limited and the Agriculture Insurance Company of India Limited). The share of the private sector increased from 46.5% during fiscal 2017 to 48.9% during fiscal 2018. We have a joint venture in the life insurance sector and our life insurance subsidiary, ICICI Prudential Life Insurance Company, is the second largest private sector company in the life insurance sector in India in terms of new business retail weighted received premium. Our subsidiary in the general insurance sector was set up as a joint venture with Fairfax Financial Holdings (through its affiliate). The joint venture was terminated on July 3, 2017 following the decision by us and our joint venture partner to sell a part of our shareholding in our general insurance subsidiary through an initial public offering. The Bank continues to hold more than 50.0% shareholding in the general insurance subsidiary post the initial public offer. See also “Business—Overview of Our Products and Services—Insurance”. Our general insurance subsidiary, ICICI Lombard General Insurance Company, is the largest private sector company in the general insurance sector in India in terms of gross written premium.

The financial inclusion initiatives of the government of India include providing insurance cover for people belonging to low-income or below poverty segments and are enrolled through the Government’s financial inclusion program. A life insurance cover and accident insurance cover of up to Rs. 200,000 each are provided to the beneficiaries at very low premiums. The government has also launched separate schemes for providing pension and insurance products to the larger population. In the Union Budget for fiscal 2019, the Government announced a flagship National Health Protection Scheme which will cover over 100 million families from underprivileged segments. The Scheme will provide health cover of up to Rs. 500,000 per family per year for secondary and tertiary care hospitalization. This is expected to be the world’s largest government funded health care programme.

See also “Risk Factors—Risks Relating to Our Business—While our insurance businesses are an important part of our business, there can be no assurance of their future rates of growth or level of profitability” and “Business—Overview of Our Products and Services—Insurance”.

Mutual Funds

There were 41 mutual funds in India with assets under management at March 31, 2018 of Rs. 21,360.4 billion. Average assets under management of all mutual funds increased by 26.0% to Rs. 23,052.1 billion during the three months ended March 31, 2018 from Rs. 18,295.8 billion during the three months ended March 31, 2017. From year 1963 to 1987, Unit Trust of India was the only mutual fund operating in the country. It was set up in 1963 at the initiative of the Government and the Reserve Bank of India. From 1987 onwards, several other public sector mutual funds entered this sector. These mutual funds were established by public sector banks, the Life Insurance Corporation of India and General Insurance Corporation of India. The mutual funds industry was opened up to the private sector in 1993. The industry is regulated by the Securities and Exchange Board of India (Mutual Fund) Regulation, 1996. Our asset management joint venture, ICICI Prudential Asset Management Company, was the largest mutual fund in India in terms of average assets under management for the three months ended March 31, 2018, with an overall market share of about 13.3%.

To enhance marketability and access to mutual fund schemes, the Securities and Exchange Board of India in November 2009 permitted the use of stock exchange terminals to facilitate transactions in mutual fund schemes. As a result, mutual funds units can now be traded on recognized stock exchanges. While this facility was available to stock brokers and clearing members initially, it was widened to include mutual fund distributors in October 2013. In June 2009, the Securities and Exchange Board of India removed the entry load and upfront charges deducted by mutual funds, for all mutual fund schemes and required that the up-front commission to distributors should be paid by the investor to the distributor directly. In February 2010, the Securities and Exchange Board of India introduced guidelines for the valuation of money market and debt securities, with a view to ensuring that the value of money market and debt securities in the portfolio of mutual fund schemes reflects the current market scenario. The valuation guidelines were effective from August 1, 2010. Further, the Union Budget for fiscal 2014 allowed mutual fund distributors to become members on the mutual fund segment of stock exchanges to enable them to leverage the stock exchange network to improve the reach and distribution of mutual fund products. In the Union Budget for fiscal 2019, the government has introduced a tax of 10.0% on the distributed income by equity oriented mutual funds.

Pension Sector

Currently, the pension schemes operating in India can be broadly classified in the following categories: pension schemes for Government employees, the employees’ provident fund and employees’ pension schemes for employees in the organized sector, voluntary pension schemes and the new pension scheme. In case of pension schemes for Government employees, the Government pays its employees a defined periodic benefit upon their retirement. Further, the contribution towards the pension scheme is funded solely by the Government and not matched by a contribution from the employees. The Employees Provident Fund, established in 1952, is a mandatory program for employees of certain establishments. It is a contributory program that provides for periodic contributions of 10% to 12% of the basic salary by both the employer and the employees. The contribution is invested in prescribed securities and the accumulated balance in the fund (including the accretion thereto) is paid to the employee as a lump sum on retirement. Besides these, there are voluntary pension schemes administered by the Government (the Public Provident Fund to which contribution may be made up to a maximum of Rs. 150,000 per year) or offered by insurance companies, where the contribution may be made on a voluntary basis. Such voluntary contributions are often driven by tax benefits offered under the scheme. The new pension scheme (NPS) was launched in January 2004 and offers a defined contribution based pension scheme with the individual having the option to decide where to invest the funds. The subscribers to the new pension scheme also have the option to partially withdraw funds from their account for higher education or setting up a business.

The Government initially made it mandatory for its new employees (excluding defense personnel) to join the new pension scheme where both the Government and the employee would make monthly contributions of 10% of the employee’s basic salary. In 2009, the Government extended the New Pension System to all citizens of India on a voluntary basis, effective from May 1, 2009. With a view to encourage people to invest towards old age security, the Government launched a pension scheme in fiscal 2016, called the Atal Pension Yojana. The scheme focuses on individuals in the unorganized sector to join the National Pension System.

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

Legislative Framework for Recovery of Debts due to Banks

In fiscal 2003, the Indian Parliament passed the Securitisation and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (as amended, the “Securitisation Act”). The Securitisation Act provides that a secured creditor may, in respect of loans classified as non-performing in accordance with the Reserve Bank of India guidelines, give notice in writing to the borrower requiring it to discharge its liabilities within 60 days, failing which the secured creditor may take possession of the assets constituting the security for the loan, and exercise management rights in relation thereto, including the right to sell or otherwise dispose of the assets. The Securitisation Act also provides for the setting up of asset reconstruction companies regulated by the Reserve Bank of India to acquire assets from banks and financial institutions. The Reserve Bank of India has issued guidelines for asset reconstruction companies in respect of their establishment, registration and licensing by the Reserve Bank of India, and operations. Asset Reconstruction Company (India) Limited, set up by us, Industrial Development Bank of India, State Bank of India and certain other banks and institutions, received registration from the Reserve Bank of India and commenced operation in August 2003. Foreign direct investment of up to 100% through the automatic route is now permitted in the equity capital of asset reconstruction companies and investment by Foreign Institutional Investors registered with the Securities and Exchange Board of India is permitted in security receipts issued by asset reconstruction companies, subject to certain conditions and restrictions. Since April 2017, the Reserve Bank of India has prescribed a minimum net worth of Rs. 1.0 billion on an ongoing basis for asset reconstruction companies.

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

In fiscal 2017, amendments were made to the Securitisation Act and the debt recovery acts to further strengthen the recovery process. The Enforcement of Security Interest and Recovery of Debts Law Amendment Act, 2016, was enacted in this regard. As per the Act, it requires the process of possession of collateral by banks, in the event of a default, to be completed by the district magistrate within 30 days. It also empowers the district magistrate to assist banks in taking over the management of the company, where the bank has converted the debt into equity and holds 51.0% or more in the company. A central registry has been created to maintain records of transactions related to secured assets. See also “Supervision and Regulation—Regulations Relating to Sale of Assets to Asset Reconstruction Companies”. However, considering the procedures involved in legal litigations and with borrowers having the option to appeal the decision of the debt recovery tribunal, the process of recovery of loans is delayed.

Resolution of stressed assets

The Reserve Bank of India has periodically announced mechanisms for the resolution of stressed accounts, particularly with a view to address the stress faced by the Indian corporate sector and the increase in non-performing and restructured corporate loans in the Indian banking sector. This included the Corporate Debt Restructuring (CDR) system and the Joint Lenders’ Forum under which schemes like Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets were announced. Subsequently the Indian Parliament passed the Insolvency and Bankruptcy Code in May 2016 providing a legal and time bound resolution framework for corporations under stress. Further, the Banking Regulation Act, 1949 was amended empowering the Reserve Bank of India to participate in the resolution of stressed assets and authorizing it to intervene where required. Following this amendment, the Reserve Bank of India instructed banks to initiate insolvency proceedings with respect to certain stressed corporate accounts under the Insolvency and Bankruptcy Code. During fiscal 2018, banks referred several large stressed accounts for resolution under the Insolvency and Bankruptcy Code. In view of a strong institutional mechanism for resolution being established with the operation of the Insolvency and Bankruptcy Code, the Reserve Bank of India decided to withdraw the earlier announced mechanisms for resolution of stressed accounts, including the Corporate Debt Restructuring system and the Joint Lenders’ Forum. In February 2018, a Revised Framework for Resolution of Stressed Assets was announced by the Reserve Bank of India.

Corporate Debt Restructuring Forum

The Reserve Bank of India had devised the corporate debt restructuring system designed to ensure a timely and transparent mechanism for the restructuring of corporate debts of viable entities facing problems, outside the purview of debt recovery tribunals and other legal proceedings. This framework aimed to preserve viable corporations that were affected by certain internal and external factors and minimize the losses to the creditors and other stakeholders through an orderly and coordinated restructuring program. The corporate debt restructuring system was a non-statutory mechanism and a voluntary system based on debtor-creditor and inter-creditor agreements.

Joint Lenders’ Forum

The Framework for Revitalising Distressed Assets in the Economy was announced by the Reserve Bank of India in January 2014. The framework outlined a corrective action plan for early identification of problem loans, timely restructuring of accounts which were considered to be viable, and steps for recovery or sale of unviable accounts. Banks were required to identify accounts that showed signs of stress at an early stage and categorize them into ‘special mention accounts’ based on specified criteria. These accounts had to be reported to a central repository maintained by the Reserve Bank of India. This repository is called the Central Repository of Information on Large Credits.

Banks were required to mandatorily form a committee called the Joint Lenders’ Forum for accounts where the aggregate exposure of lenders to the account exceeded Rs. 1.0 billion and with repayments overdue by 60 days and the account reported by any of the lenders to the central repository. The Joint Lenders’ Forum could explore options for early resolution of stress in the account which could include rectification to regularize the account, restructuring either through the corporate debt restructuring forum or by the joint lenders’ forum itself, or decide on an appropriate recovery process.

If the corrective action plan failed, the Joint Lenders’ Forum had the option to initiate strategic debt restructuring to effect change in management. The decision by the Joint Lenders’ Forum was made binding on all member banks. Further, under the strategic debt restructuring, banks were allowed to classify the asset as standard on divesting 26.0% of the shares of the company. To avoid a sudden increase in provisioning in case the strategic debt restructuring fails, the guidelines required banks to increase provisions on such accounts to up to 15.0% by the end of the 18-month standstill period, to be made in equal instalments over four quarters.

Banks were also allowed to undertake structuring of projects that have commenced commercial operations under the Scheme for Sustainable Structuring of Stressed Assets. The scheme allowed the Joint Lenders’ Forum to segregate the debt into the sustainable portion that could be serviced with existing cash flows over the tenor of the loan, and the unsustainable portion that could be restructured by converting it either into equity or preference shares. A two-member Oversight Committee was set up to oversee cases either under the Scheme for Sustainable Structuring of Stressed Assets or outside the Scheme. See also “Supervision and Regulation—Loan Loss provisions and Non-performing Assets”.

Insolvency and Bankruptcy Code, 2016

The Insolvency and Bankruptcy Code, 2016, was passed in May 2016 and provides a time bound revival and rehabilitation mechanism. The insolvency resolution process can be initiated at the occurrence of a single instance of default of over Rs. 100,000 by the creditors. It classifies the creditors into financial creditors and operational creditors, which include creditors that provide financial loans and loans arising from the operational nature of the debtor, respectively. Other key features include the provision of a 180-day timeline which may be extended by 90 days when dealing with insolvency resolution applications. Subsequently, the insolvency resolution plan prepared by the insolvency professionals has to be approved by 75.0% of financial creditors, which requires approval by the adjudicating authority and, if rejected, the adjudicating authority will pass an order for liquidation. The National Company Law Tribunal has been set up as the adjudicating authority, the

National Company Law Appellate Tribunal has been set up to hear appeals on the orders of the adjudicating authority with jurisdiction over companies and limited liability entities, and the Insolvency and Bankruptcy Board of India has been set up as the new insolvency regulator overseeing insolvency professionals, information utilities and promote transparency. On November 23, 2017, an ordinance amending the Insolvency and Bankruptcy Code was promulgated, to prevent willful defaulters and entities from bidding for the assets of a company under a resolution plan. The newly included Section 29A of the ordinance makes certain persons, including willful defaulters and those who have their accounts classified as non-performing assets for one year or more, ineligible to be a resolution applicant under a resolution plan. However, a further amendment to the Insolvency and Bankruptcy Code was promulgated through an ordinance in June 2018, permitting promoters of micro, small and medium enterprises to bid for their assets undergoing the resolution process. It also provides home buyers the status of financial creditors and gives them the power to refer real estate developers for resolution under the Insolvency and Bankruptcy Code.

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

The Reserve Bank of India constituted an Internal Advisory Committee comprising its independent board members to advise on stressed accounts. On the recommendations of the Committee, in June 2017 the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed accounts. With respect to other identified stressed accounts, the banks are required to finalize a resolution plan within six months. In cases where a viable resolution plan is not agreed upon within six months, banks shall be required to file for insolvency proceedings under the Insolvency and Bankruptcy Code. Further, in August 2017, the Reserve Bank of India identified an additional list of stressed accounts and directed banks to initiate insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan where the residual debt is rated investment grade by two external credit rating agencies is not implemented by December 13, 2017.

Revised Framework for Resolution of Stressed Assets

In February 2018, the Reserve Bank of India announced a revised framework for resolution of stressed assets aimed at time-bound resolution of non-performing and stressed borrowers, withdrawal of earlier resolution schemes like the Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets, and commencement of proceedings under the Insolvency and Bankruptcy Code in respect of borrowers where a resolution satisfying specified criteria could not be achieved within a prescribed timeframe. According to the guidelines, banks would have to implement a resolution plan within 180 days in respect of any overdue account where aggregate exposure of the lenders is Rs. 20 billion or more, failing which the borrower would have to be referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code. The resolution plan should necessarily have a minimum credit rating from one or two rating agencies depending on the size of exposure.

Other measures proposed for resolution of stressed assets

In June 2018, the Ministry of Finance had set up a committee comprising the heads of public sector banks to examine measures for faster resolution of stressed assets. This was called project Sashakt. In July 2018, the committee submitted its report and recommended a five-prong approach to the resolution of assets under stress depending on the size of the exposure of the banking system. For exposures of below Rs. 500 million which are typically to the small and medium enterprises, the committee has proposed that banks should individually create a separate vertical for management of stress in these cases, should have an SME steering committee that will validate the schemes, complete the resolution in a time-bound manner within 90 days and have clear escalation metrics for breach in timelines.

For resolution of exposures between Rs. 500-5,000 million where multiple banks would have lent, banks would enter into an inter-creditor agreement to authorize the lead bank to implement a resolution within 180 days. The lead bank would prepare the resolution plan, empanel experts for turnaround in the asset and would be responsible for executing the plan. The resolution plan would have to be approved by lenders holding at least

66.0% of the debt. In case the resolution plan is not implemented within the required timelines, the assets would be referred under the Insolvency and Bankruptcy Code.

For exposures above Rs. 5,000 million, the committee has proposed a resolution mechanism through the involvement of asset reconstruction companies, asset management companies and alternate investment funds. As per the process, the asset management company/alternate investment fund would enter into an agreement with an asset reconstruction company that will then participate in the open auction of stressed assets. This ensures the banks would receive the market price for the assets. On acquiring the asset, the asset reconstruction company would then restructure and transfer the same to the asset management company/alternate investment fund which will then work on turning around the asset. The payment received by the asset reconstruction company following the transfer of assets would be utilized to pay the banks. The security receipts issued by the asset reconstruction companies to banks at the time of taking over the asset will have to be redeemed within 60 days.

Apart from the above, banks can continue to refer cases to the National Company Law Tribunal under the Insolvency and Bankruptcy Code. The committee has also proposed creating an asset trading platform for both performing and non-performing assets.

In other efforts being made for the resolution of stressed assets, specific schemes for resolving stress in power sector assets have been proposed. According to a scheme proposed for power projects that are substantially completed and have a power purchase agreement, banks would convert their loans into equity and will auction 51.0% of that to a new investor/asset management company/alternate investment fund. In another proposal for power projects that do not have power purchase agreements, the assets would be taken over by an asset management and rehabilitation company that would be set up for the purpose through participation from public sector enterprises, National Investment and Infrastructure Fund and financial investors. The company would manage the operations and eventual sale of the assets.

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

Discussion Paper on Banking Structure

In August 2013, the Reserve Bank of India released a discussion paper “Banking Structure in India—the way forward”. The paper envisages a re-orientation of the banking structure with a view to addressing specific issues like enhancing competition, financing higher growth, providing specialized services and further increasing financial inclusion. The discussion paper proposes a differentiated licensing policy for different types of banks for niche business areas. It advocates a continuous licensing policy for entry of new banks compared to the current system of intermittently issuing licenses. To promote financial inclusion, the paper proposes setting up small banks with geographical limitations for catering to the rural and unorganized segments.

Differentiated licenses

In November 2014, the Reserve Bank of India issued guidelines on licensing of small banks and payments banks as differentiated banks, with the purpose of promoting financial inclusion. These banks would have a minimum capital requirement of Rs. 1.0 billion, and would be limited in their product offering and geographical area of operation. According to the guidelines, payments banks are permitted to accept only demand deposits not exceeding Rs. 100,000 per individual customer, required to invest 75.0% of deposits in government securities of up to one-year maturity and are allowed to sell credit products of other banks as business correspondents. Small finance banks can provide all basic banking products with at least 50.0% of their portfolio constituting loans up to Rs. 2.5 million and must meet a priority sector lending requirement of 75.0% of adjusted net bank credit. Forty-one applications for payments bank licenses and 72 applications for small finance bank licenses were submitted. In September 2015, the Reserve Bank of India granted in-principle licenses to 10 small finance banks and 11 payments banks. Ten small finance banks and six payments banks have begun operations and three payments banks have surrendered, or announced their intention to surrender, their licenses. ICICI Bank is a shareholder in FINO PayTech Limited, which has received a payments bank license and began operations on June 30, 2017. Further, in April 2017, a discussion paper on wholesale and long-term finance banks as differentiated banks was released by the Reserve Bank of India. These banks will focus on lending to infrastructure and core industries which require long-term funding. As per the discussion paper, these banks will have a minimum paid-up equity capital of Rs. 10.0 billion and will be allowed to raise funds through current deposits and term deposits and through issuance of bonds.

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

Report on Governance of Boards of Banks in India

In May 2014, the Committee to Review the Governance of Boards of Banks in India submitted its report. The committee recommended a new governance structure for public sector banks and a reduction in the Government’s stake in banks to less than 50.0%. It proposed bringing public sector banks under the purview of the Companies Act and repealing other statutes that govern public sector banks. It also envisaged creation of a Bank Investment Company which would be the de facto holding company of equity stake in banks on behalf of the Government with the powers to govern the public sector banks. A phased transition towards empowering the boards of public sector banks was also proposed which eventually should lead to the Government only acting as an investor rather than exercising ownership functions. With regard to governance in private sector banks, the committee recommended allowing certain types of investors to take larger stakes and permit creation of Authorized Bank Investors comprising of funds that would be permitted to hold a 20.0% equity stake without regulatory approval or 15.0% if the Bank has a seat on the bank’s board. Further, other financial investors should be permitted to hold an equity stake of up to 10.0% from the current limit of 5.0% stake.

Some recommendations of the committee have already been implemented. In fiscal 2015, the Government decided to separate the functions of non-executive chairman and managing director in public sector banks. Further, the Bank Board Bureau has been constituted which is responsible for deciding appointments of senior officials in public sector banks. This replaces the earlier structure where the appointments were decided by a committee led by the Governor of the Reserve Bank of India. The Bank Board Bureau comprises of seven members, and apart from appointment of senior officials, it will also guide public sector banks on strategies for raising capital, dealing with issues of stressed assets, and mergers and consolidation.

Insurance Laws (Amendment) Act, 2015

The Insurance Laws (Amendment) Act, 2015, was passed by the Indian Parliament and notified in March 2015. The Act, among other things, raised the foreign investment limit in the insurance sector from 26.0% to a composite limit of 49.0%, and, eliminated the requirement that promoters of an insurance company reduce their stake to 26.0% after 10 years.

Credit Policy Measures

The Reserve Bank of India issues an annual policy statement setting out its monetary policy stance and announcing various regulatory measures in April of every financial year. Subsequent monetary policy statements are issued on a bimonthly basis during the year. During fiscal 2017, a committee-based approach was adopted for monetary policy decisions compared to the prior approach to decision-making strictly by the Reserve Bank of India. In June 2016, the Indian government notified amendments to the Reserve Bank of India Act, 1934, approved by the Indian parliament, for constituting a six-member Monetary Policy Committee comprising members from the Reserve Bank of India and the government. The Committee is responsible for inflation targets and monetary policy decisions. The first meeting of the Monetary Policy Committee was held in October 2016.

Credit Policy During Fiscal 2017

During fiscal 2017, the repo rate was reduced by 50 basis points, with a 25-basis point reduction from 6.75% to 6.50% in April 2016 and another 25-basis point reduction to 6.25% in October 2016. Further, in April 2017, the Reserve Bank of India also narrowed the policy rate corridor for determining the marginal standing facility and the reverse repo rate from 100 basis points to 50 basis points. Accordingly, the reverse repo rate was adjusted to 5.75% and the marginal standing facility rate was revised to 6.75% in October 2016. In subsequent monetary policy announcements, the repo rate was kept unchanged. The Reserve Bank of India also revised the liquidity framework indicating progressive lowering of the average liquidity deficit in the system towards neutrality.

In November 2016, the government of India decided to withdraw legal tender status for high denomination currency notes and to be replaced with new currency notes. This led to a surge in deposits in the Indian banking system leading to a significant increase in liquidity. In line with the objective of maintaining liquidity at near neutrality, the Reserve Bank of India announced an incremental cash reserve ratio of 100.0% of the increase in net demand and time liabilities between September 16, 2016 and November 11, 2016 effective the fortnight beginning November 26, 2016. Later, to facilitate liquidity management operations by the Reserve Bank of India, the Government of India revised the ceiling for issue of securities under the Market Stabilisation Scheme to Rs. 6.0 trillion on December 2, 2016. Subsequently, on December 7, 2016, the Reserve Bank of India withdrew the incremental cash reserve ratio requirement effective the fortnight beginning December 10, 2016. During the three months ended March 31, 2017, the Reserve Bank of India adopted reverse repo transactions and issued securities under the Market Stabilisation Scheme to absorb the surplus liquidity in the system. In the resolution of the Monetary Policy Committee announced in April 2017, the policy rate corridor was narrowed further from 50 basis points to 25 basis points. Accordingly, the reverse repo rate was revised from 5.75% to 6.0% and the marginal standing facility rate from 6.75% to 6.50%. The Reserve Bank of India has also proposed the introduction of a Standing Deposit Facility that will eliminate the requirement of collateral for absorbing liquidity.

Other policy announcements during fiscal 2017 included a reduction in the minimum daily maintenance of cash reserve ratio from 95.0% of net demand and time liabilities to 90.0%. In the resolution of the Monetary Policy Committee in February 2017, the policy stance was changed from accommodative to neutral, while the policy rate was kept on hold.

Credit Policy During Fiscal 2018

During fiscal 2018, the repo rate was lowered once by 25 basis points from 6.25% to 6.0% in August 2017. Accordingly, the reverse repo rate was adjusted to 5.75% and the marginal standing facility rate was revised to 6.25%. The repo rate was kept unchanged in all subsequent reviews. Other policy announcements during fiscal 2018 included a reduction in the statutory liquidity ratio by 100 basis points with a 50 basis points reduction from 20.5% of net demand and time liabilities to 20.0% effective from the fortnight of June 24, 2017 and a further 50 basis points reduction to 19.5% of net demand and time liabilities from the fortnight starting October 14, 2017. The Reserve Bank of India also reduced the ceiling on statutory liquidity ratio holdings under the held-to-maturity category from 20.5% to 20.0% by December 2017 and further to 19.5% by March 31, 2018.

Credit Policy During Fiscal 2019

The Monetary Policy Committee kept the policy rate unchanged at 6.0% in the bimonthly monetary policy statement announced in April 2018. Considering the risks of inflation due to the increase in global crude oil prices, uncertainties in global financial markets and other domestic factors including the likely increase in minimum support price for farm products and increase in house rent allowances by state governments, the repo rate was increased by 25 basis points to 6.25% in the monetary policy review in June 2018. Accordingly, the reverse repo rate was adjusted to 6.0% and the marginal standing facility rate was revised to 6.5%.

SUPERVISION AND REGULATION

The following description is a summary of certain sector specific laws and regulations in India, which are applicable to us. The information detailed in this chapter has been obtained from publications available in the public domain. The regulations set out below may not be exhaustive, and are only intended to provide general information.

The main legislation governing commercial banks in India is the Banking Regulation Act. The provisions of the Banking Regulation Act are in addition to and not, save as expressly provided in the Banking Regulation Act, in derogation of the Companies Act and any other law currently in force. Other important laws include the Reserve Bank of India Act, the Negotiable Instruments Act, the Foreign Exchange Management Act and the Bankers’ Books Evidence Act, as amended from time to time. Additionally, the Reserve Bank of India, from time to time, issues guidelines to be followed by banks. Compliance with all regulatory requirements is evaluated with respect to financial statements under Indian GAAP. Banking companies in India are also governed by the provisions of the Companies Act and if such companies are listed on a stock exchange in India, then various regulations of the Securities and Exchange Board of India additionally apply to such companies.

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

ICICI Bank, because it is licensed as a banking company, is regulated and supervised by the Reserve Bank of India. The Reserve Bank of India requires us to furnish statements and information relating to our business. It has issued, among others, guidelines for commercial banks relating to banking activities and prudential guidelines relating to recognition of income, classification of assets, provisioning, exposure norms on concentration risk, valuation of investments and maintenance of capital adequacy. The Reserve Bank of India carries out its risk assessment of banks, under its risk-based supervision exercise, on an annual basis. The Reserve Bank of India has also set up a Board for Financial Supervision, under the chairmanship of the Governor of the Reserve Bank of India. The appointment of the statutory auditors of banks is subject to the approval of the Reserve Bank of India. In July 2017, the Reserve Bank of India advised that an audit firm, after completing its four year tenure in a particular private/foreign bank, will not be eligible for appointment as statutory central auditors of the same bank for a period of six years. The Reserve Bank of India can direct a special audit in the interest of the depositors or in the public interest. From June 2018, the Reserve Bank of India has put in place a graded enforcement action framework to enable appropriate action in respect of statutory auditors where any lapses in conducting a bank’s statutory audit have been observed. Lapses that would be considered for invoking the enforcement framework include misstatement of a bank’s financial statement, wrong certifications, wrong information given in the Long Form Audit Report, and variances in audited financial statements found during the Reserve Bank of India’s inspection and non-adherence to instructions and guidelines issued by the Reserve Bank of India.

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

The branch authorization policy is based on the classification of centers into six tiers based on the population size according to the 2011 census. Banks are permitted to open banking outlets in all centers without the prior approval of the Reserve Bank of India, subject to certain requirements. Banks are mandated to allocate 25.0% of the total number of new banking outlets opened during a year to un-banked rural centers. An unbanked rural center is defined as an area classified as Tier 5 and Tier 6 centers that does not have core banking system enabled banking outlets. Restrictions on opening banking outlets in Tier 1 centers, which are mainly metropolitan cities, was removed in May 2017 compared to the earlier norm that branches opened in Tier 1 centers during a year cannot exceed the total number of branches opened in Tier 2 to Tier 6 centers during a year. Banks having general permission may shift, merge or close all banking outlets (except rural outlets and sole semi-urban outlets) at their discretion without the approval of the Reserve Bank of India. Banking outlets can be shifted to locations in centers within the same or lesser population categories. The Reserve Bank of India can withhold the general permission granted with respect to branch opening and impose penal measures on banks that fail to meet the requirements. Banks are allowed to set up onsite/offsite Automated Teller Machines (ATMs) at centers/places identified by them, including SEZs.

Capital Adequacy Requirements

We are required to comply with the Reserve Bank of India’s capital adequacy guidelines. The Reserve Bank of India has implemented the Basel III framework in India effective April 1, 2013. The implementation of the Basel III framework is being phased in over several years and will be fully implemented by March 31, 2019.

The total capital of a bank is classified into Tier 1 capital comprising of common equity Tier 1 and Additional Tier 1, and Tier 2 capital. Under the Reserve Bank of India’s Basel III guidelines, common equity Tier 1 capital is comprised of paid-up equity capital, reserves consisting of any statutory reserves, other disclosed free reserves, capital reserves representing surplus arising out of sale proceeds of assets, discounted value of revaluation reserves and foreign currency translation reserves. Additional Tier 1 capital includes perpetual debt instruments, perpetual non-cumulative preference shares and any other type of instrument generally notified by the Reserve Bank of India from time to time for inclusion in additional Tier 1 capital. Tier 2 capital, inter alia, includes general provisions and loss reserves, debt capital instruments classified into Tier 2 any other type of instrument generally notified by the Reserve Bank of India from time to time for inclusion in Tier 2 capital.

The Reserve Bank of India’s Basel III guidelines prescribes a minimum common equity Tier 1 risk-based capital ratio of 5.5% and a minimum Tier 1 risk-based capital ratio of 7.0% and a minimum total risk-based capital ratio of 9.0%. The guidelines require banks to maintain a common equity Tier 1 capital conservation buffer of 2.5% of risk-weighted assets above the minimum requirements to avoid restrictions on capital distributions and discretionary bonus payments; prescribes more stringent adjustments to and deductions from regulatory capital; provide for limited recognition of minority interests in the regulatory capital of a consolidated banking group; provide for additional capital requirements for derivative exposures; and impose a 4.5% leverage ratio (the ratio of Tier 1 capital to exposure) measure till a final ratio is stipulated by the Basel Committee by the end of 2017. The capital conservation buffer has been introduced in a phased manner from March 31, 2016. The leverage ratio is being disclosed on a quarterly basis since April 1, 2015 on a consolidated basis. Credit value adjustment risk capital charges for over-the-counter derivatives were effective from April 1, 2014. In November 2016, the Reserve Bank of India permitted banks to issue perpetual debt instruments that can qualify for inclusion as additional Tier 1 capital and debt capital instruments that can qualify for inclusion as Tier 2 capital, and long-term bonds for financing infrastructure and affordable housing by way of rupee denominated bonds in the overseas market. From fiscal 2019, banks are required to create an investment fluctuation reserve of an amount equal to 2.0% of the total investments in the held-for-trading and available-for-sale categories so as to build buffers against a sharp increase in government bond yields. The investment fluctuation reserve is eligible for inclusion in Tier 2 capital.

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

Coupons on Basel III instruments are required to be paid out of current year profits, and if current year’s profits are insufficient coupon may be paid out of revenue reserves. With regard to payment of coupon on additional Tier 1 capital instruments, if current year profits are not sufficient, coupon payment may be paid through profits carried forward from previous years, and/or reserves representing appropriation of net profits including statutory reserves. However, this would exclude share premiums, revaluation reserves, foreign currency translation reserves, investment reserves and reserves created on amalgamation. Appropriation from the statutory reserve shall be the last option when all other profit pools/reserves fall short of the coupon amount.

Apart from capital requirements, Basel III also prescribes two new liquidity requirements, the liquidity coverage ratio and the net stable funding ratio. The Reserve Bank of India has issued final guidelines on the liquidity coverage ratio effective from January 1, 2015 in a phased manner, starting with a minimum liquidity coverage ratio requirement of 60.0%, increasing to 100.0% from January 1, 2019. The Reserve Bank of India has also defined categories of assets qualifying as high quality liquid assets. The Reserve Bank of India issued draft guidelines on the net stable funding ratio in May 2015 and final guidelines were issued in May 2018. See also “—Regulations on Asset Liability Management” and “—Legal Reserve Requirements”. The Reserve Bank of India has issued guidelines on capital disclosure requirements in addition to the existing Pillar 3 guidance. The guidelines prescribe reconciliation of all regulatory capital elements with the published financial statements and other disclosure requirements.

In July 2014, the Reserve Bank of India released the framework for domestic systemically important banks. Banks identified as systemically important based on their size, complexity, cross-jurisdictional activities and inter-connectedness in the financial sector would be required to maintain additional common equity Tier 1 capital ranging from 0.2% to 0.8% of risk-weighted assets. This requirement is in addition to the capital conservation buffer. The higher capital requirement for domestic systemically important banks is being implemented in a phased manner from April 1, 2016 to April 1, 2019. The names of banks classified as domestic systemically important banks would be disclosed in the month of August every year. In August 2015, the Reserve Bank of India announced that State Bank of India (with an additional common equity Tier 1 capital ratio requirement of 0.6% of the risk weighted assets) and ICICI Bank (with an additional common equity Tier 1 capital ratio requirement of 0.2% of the risk weighted assets to be phased in) were domestic systemically important banks. We continued to be categorized as systemically important in fiscal 2018. The additional common equity Tier 1 requirement for us is 0.10% and 0.15% of risk-weighted assets as on March 31, 2018 and June 30, 2018 respectively.

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

With respect to computation of risk-weighted assets for capital adequacy purposes, we follow the standardized approach for the measurement of credit and market risks and the basic indicator approach for the measurement of operational risk. In the measurement of risk-weighted assets on account of credit risk, degrees of credit risk expressed as a percentage weighting have been assigned to various balance sheet asset items and off-balance sheet items. The credit equivalent value of off-balance sheet items is determined by applying conversion factors to the notional amount of the off-balance sheet items. The value of each item is multiplied by the relevant risk weight (and conversion factor for off-balance sheet items) to produce risk-adjusted values of assets and off-balance sheet items. Consumer credit exposures have a risk weight of 125.0% and other exposures meeting the qualifying criteria of regulatory retail, defined by the Reserve Bank of India, have a risk weight of 75.0%. Loans secured by residential property have differential risk weights ranging from 35.0% to 75.0% based on the size of the loan and the loan-to-value ratio. Since October 2015, residential housing loans of up to Rs. 3.0 million with a loan-to-value ratio of less than 80% and loans between Rs. 3.0 million and Rs. 7.5 million with a loan-to-value of less than 75.0% were risk weighted at 35.0% compared to 50% earlier. Loans of up to Rs. 3.0 million with a loan-to-value ratio greater than 80.0% but less than 90.0% and loans between Rs. 3.0 million and Rs. 7.5 million with a loan-to-value between 75.0% and 80.0% were risk weighted at 50.0%. Loans greater than Rs. 7.5 million with a loan-to-value of less than 75.0% were risk weighted at 75.0%. In June 2017, as a counter-cyclical measure, the risk weights for residential housing loans in some categories were revised. The maximum loan-to-value for loans between Rs. 3.0 million and Rs. 7.5 million was reduced to 80.0%, from the earlier 90.0%. The risk weight on loans greater than Rs. 7.5 million with a loan-to-value of less than 75.0% was revised from 75.0% to 50.0%.

Credit exposures to commercial real estate are risk weighted at 100.0%, other than residential housing which is risk weighted at 75.0%. Further, restructured housing loans have an additional risk weight of 25.0%. Credit exposures to rated corporations other than specified categories such as commercial real estate, non-deposit taking systemically important non-banking financial companies, venture funds and capital markets are risk weighted based on the external credit ratings at a facility level, with the risk weight ranging from 20% to 150% and unrated corporate exposures being risk weighted at 100.0%. Credit exposures to non-deposit taking systemically important non-banking finance companies are risk-weighted at 100.0%. The risk weights on externally unrated exposures to corporate sector and asset financing and infrastructure financing non-banking finance companies were increased in August 2016. Where the exposure of the banking system exceeds Rs. 2.0 billion, the risk weight is proposed to be increased from 100.0% to 150.0%. This was to be effective from June 30, 2017. However, the Reserve Bank of India has deferred the same till March 31, 2019. Aggregate exposure of more than Rs. 1.0 billion that was initially rated but subsequently became unrated has been assigned a risk weight of 150.0% since August 2016. Exposures to capital markets are risk weighted at 125.0% and exposures to venture capital funds are risk weighted at 150.0%. Further, equity shares of corporations acquired by banks as part of a strategic debt restructuring of loans are risk weighted at 150.0%. Capital requirements for market risk are applicable to the trading book exposure (including derivatives) and securities included in the available-for-sale and held-for-trading categories, open gold positions, open foreign exchange position limits, trading positions in derivatives and derivatives entered into for hedging trading book exposures. Capital requirements for operational risk are computed based on 15.0% of average of gross income for the previous three financial years. Central counterparties are treated as financial institutions for the purpose of capital adequacy. Capital requirements are defined based on the nature of the central counterparty, and a bank may consider holding capital in excess of the minimum requirement if the exposures are riskier or there is no clarity on the nature of the central counterparty.

The Reserve Bank of India issued guidelines in November 2016, for computing counterparty credit risk arising from derivative transactions and a framework for the capital treatment of bank exposures to central counterparties. The guidelines are based on the framework finalized by the Basel Committee on Banking Supervision and captures the risk arising from over-the-counter and centrally cleared derivative transactions. These guidelines were to come into effect on April 1, 2018. However, the Reserve Bank of India after reviewing the status of implementation of these standards across various jurisdictions decided to defer the implementation of the guidelines until further notice.

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

Under Pillar 2 of the Basel framework, banks are required to develop and put in place, with the approval of their boards, an Internal Capital Adequacy Assessment Process commensurate with their size, level of complexity, risk profile and scope of operations. The Reserve Bank of India has also issued guidelines on stress testing to advise banks to put in place appropriate stress testing policies and frameworks, including “sensitivity tests” and “scenario tests”, for the various risk factors, the details and results of which are included in the Internal Capital Adequacy Assessment Process. The Reserve Bank of India issued updated guidelines on stress testing in December 2013. According to the guidelines, banks have to carry out stress tests for credit risk and market risk to assess their ability to withstand shocks. The guidelines relate to the overall objectives, governance, design and implementation of stress-testing program. Banks are required to carry out risk factor-based stress testing, scenario-based stress testing and stress testing by employing shocks on a bank’s portfolio at a standalone and group level. In addition, banks are also required to create a reverse stress testing framework. Banks are classified into three categories based on size of risk-weighted assets. Complex and severe stress testing would be carried out by banks with risk-weighted assets of more than Rs. 2,000.0 billion.

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

There are separate guidelines for classification of loans for projects under implementation which are based on the date of commencement of commercial production and date of completion of the project as originally envisaged at the time of financial closure. For infrastructure projects, a loan is classified as non-performing if it failed to commence commercial operations within two years from the documented date of commencement and for non-infrastructure projects, the loan is classified as non-performing if it failed to commence operations within 12 months from the documented date of commencement. During the three months ended December 31, 2015, against the backdrop of continuing challenges in the corporate sector, the Reserve Bank of India articulated an objective of early and conservative recognition of stress and provisioning, and held discussions with and asked a number of Indian banks, including us, to review certain loan accounts and their classification over the six months ended March 31, 2016. As a result of the challenges faced by the corporate sector and the discussions with and review by the Reserve Bank of India, non-performing assets and provisions of a number of Indian banks, including us, increased significantly during the second half of fiscal 2016. See also “Risk Factors—Risks Relating to Our Business—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer” and “Business—Classification of Loans”.

In April 2017, banks were mandated to make additional disclosures in their financial statements where there is a material divergence in the asset classification and provisioning by banks as compared to that prescribed by the regulator. According to the guidelines, where the additional provisioning requirements assessed by the Reserve Bank of India exceed 15.0% of the published net profits after tax for the reference period, and/or the additional gross non-performing assets identified by the Reserve Bank of India exceed 15.0% of the published incremental gross non-performing assets for the reference period, the same will have to be disclosed in the notes to accounts section of the annual report. The Reserve Bank of India, under its risk-based supervision exercise, carries out the risk assessment of banks on an annual basis. As a part of this assessment, the Reserve Bank of India separately reviews asset classification and provisioning of credit facilities given by banks to its borrowers. This assessment is initiated subsequent to the completion of the annual audit and the publication of audited financial statements for the given financial year. The divergences, if any, in classification or provisioning arising out of the supervisory process are given effect to in the financial statements in subsequent periods after conclusion of the exercise. In the annual report for fiscal 2018, no disclosures pertaining to such divergences has been reported by the Bank with regard to the assessment for fiscal 2017. We have made disclosures pertaining to such divergences for the assessment for fiscal 2016.

Following the implementation of the Goods and Services Tax system in fiscal 2018, and with a view to ease the transition for micro, small and medium enterprises, banks were allowed to temporarily classify exposures to such enterprises with aggregate credit facilities of up to Rs. 250 million from the banking system per the 180 day past due criterion. Accordingly, loans to micro, small and medium enterprises which were classified as standard as on August 31, 2017 may continue to be classified as standard so long as the payments due as on September 1, 2017 and falling due thereafter up till December 31, 2018 are paid no later than 180 days from its original due date.

Restructured loans

The Reserve Bank of India has separate guidelines for restructured loans. Up to year-end fiscal 2015, a fully secured standard loan (other than in specified categories such as personal loans, capital market exposures and commercial real estate exposures) could be restructured by rescheduling the principal repayment and/or the interest element without being classified as non-performing subject to compliance with prescribed conditions, but separately disclosed as a standard restructured loan. The classification of restructured loans as standard restructured loan was subject to compliance with certain conditions such as the loans being fully secured by the promoter’s contribution, including additional funds brought in, comprising at least 20.0% of a bank’s sacrifice or 2.0% of the restructured debt, whichever is higher. Accounts restructured after April 1, 2015, are required to be classified as non-performing, except for restructuring of project loans on account of delay in commencement of operations (as discussed below) and accounts where the restructuring was proposed prior to April 1, 2015 but effected subsequent to that date.

With regard to restructuring of project loans, any extension in repayment of the loan beyond the prescribed period (two years for infrastructure projects and one year for non-infrastructure projects) of the date of commencement of commercial operations from the originally planned date is treated as a restructuring of the account. In cases where projects under implementation have been stalled primarily due to inadequacies of the existing promoters and there is a change in the ownership and management of the borrowing entity, a further period of extension of the date of commencement of commercial operations is permitted by two years.

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

In light of the increasing stress in the Indian corporate sector and the rising pool of restructured loans and non-performing loans in the Indian banking sector, the Reserve Bank of India issued several guidelines for enabling resolution of stressed accounts, including the Strategic Debt Restructuring, Change in Ownership of Borrower Accounts Outside Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets. These schemes were withdrawn in February 2018 and were replaced by a Revised Framework for Resolution of Stressed Assets. See also, “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks—Resolution of Stressed Assets”.

1.	In June 2015, the Reserve Bank of India issued guidelines on strategic debt restructuring providing banks with enhanced capabilities to initiate change of ownership in accounts which failed to achieve the projected viability milestones. The guidelines provided for conversion of debt into equity and acquisition of majority ownership of the borrower by banks. On conversion of debt into equity, banks were allowed to continue with the existing asset classification for an 18-month period (stand-still benefit) during which the loan could continue to be classified as standard even if the default in payment of interest or principal would otherwise have required the loan to be classified as non-performing. Interest on the loan during this period was not accrued, and was recognized only if received in cash. On transfer of ownership to a new sponsor, the asset could be upgraded to the standard category and refinancing of the debt was allowed without such refinancing being treated as a restructuring. However, in the event a new sponsor was not identified within the 18-month period, the bank had to revert to the earlier asset classification norm as was applicable prior to the stand-still in asset classification. In September 2015, the Reserve Bank of India allowed banks to upgrade the credit facilities extended by banks to standard category even in the event of a change in ownership of the borrower outside strategic debt restructuring. Considering the change in risk profile following the change in management, banks were allowed to refinance the existing debt without treating it as restructuring subject to the bank making provisions for any diminution in fair value of the existing debt. To avoid a sudden increase in provisioning in the event that the strategic debt restructuring were to fail, the guidelines required banks to increase provisions on such accounts to up to 15.0% by the end of the 18-month stand-still period, to be made in equal instalments over four quarters. It was further clarified that the benefit of ‘stand-still’ in asset classification would apply from the reference date (i.e., date of decision of strategic debt restructuring) itself. However, if the targeted conversion of debt into equity shares does not take place within 210 days from the review of achievement of milestones/critical conditions, the benefit would cease to exist.

2.	As an additional measure to strengthen the ability of banks to deal with large stressed assets, in June 2016 the Reserve Bank of India issued guidelines introducing the Scheme of Sustainable Structuring of Stressed Assets, which was discontinued in fiscal 2018. Projects that had commenced commercial operations and had aggregate borrowings (including interest) of over Rs. 5.0 billion were eligible to be structured under the scheme. As per the guidelines, the sustainable debt level could not be less than 50.0% of current funded liabilities. The Joint Lenders’ Forum had to assess the sustainable debt that could be serviced over the tenor of the loan at current levels of cash flows. The portion assessed as unsustainable had to be converted into equity or redeemable cumulative optionally convertible preference shares or convertible debentures. The guidelines also required higher provision to be made for the unsustainable portion of the debt. The scheme allowed the current promoter to continue with majority shareholding, or bring in a new promoter, or lenders could acquire majority shareholding through conversion of debt into equity. In November 2016, the Reserve Bank of India revised the guidelines allowing the sustainable portion of the debt to be treated as standard at the time of implementation of the resolution, subject to provisions made upfront, covering the higher of 25.0% of the total outstanding or 50.0% of the unsustainable portion of debt.

In May 2017, the government of India promulgated the Banking Regulation (Amendment) Ordinance, 2017 which was later enacted by Parliament in August 2017. The regulation is intended to facilitate timely resolution of stressed assets by empowering the Reserve Bank of India. It authorizes the Reserve Bank of India to direct banks to resolve specific stressed assets. It amended section 35A of the Banking Regulation Act, 1949 and authorized the Reserve Bank of India to intervene and instruct banks to resolve specific stressed assets and initiate an insolvency resolution process where required. The Reserve Bank of India was also empowered to issue other directions for resolution, and could appoint authorities or committees to advise banking companies on resolution of stressed assets. Subsequently, to facilitate timely decision making under the Joint Lenders’ Forum, the Reserve Bank of India issued guidelines directing banks to adhere to timelines and any resolution plan approved by 60.0% of the creditors by value and 50.0% of the creditors by number at the Joint Lenders’ Forum was made binding on all members. The Overseeing Committee, which was set up to oversee resolution under the Scheme for Sustainable Structuring of Stressed Assets, was reconstituted and expanded and the scope of cases to be referred to the Overseeing Committee to include cases other than under the Scheme for Sustainable Structuring of Stressed Assets having aggregate banking system exposure greater than Rs. 5.00 billion.

Further, in June 2017, the Reserve Bank of India issued directions to banks to file for resolution under the Insolvency and Bankruptcy Code with the National Company Law Tribunal in respect of 12 large stressed accounts. In August 2017, the Reserve Bank of India identified an additional list of stressed accounts and directed banks to initiate insolvency resolution process under the provisions of the Insolvency and Bankruptcy Code by December 31, 2017 if a resolution plan where the residual debt was rated investment grade by two external credit rating agencies was not implemented by December 13, 2017. The Reserve Bank of India directed banks to make a provision for the identified cases to the extent of 50.0% of the secured portion and 100.0% of the unsecured portion of the outstanding loans or as per the existing guidelines of Reserve Bank of India, whichever was higher, by March 31, 2018. The provision requirement was later revised from 50.0% of the secured portion of the debt to 40.0% by March 2018 and 50.0% by June 30, 2018. See also “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks”. Subsequently, amendments have been made to the Insolvency and Bankruptcy Code to streamline the process of resolution. In November 2017, an ordinance amending the Code was promulgated, to prevent willful defaulters and promoters of entities classified as non-performing from bidding for the assets of a company under a resolution plan. A new section 29A has been included that makes certain persons, including willful defaulters and those who have their accounts classified as non-performing assets for one year or more, ineligible to be a resolution applicant under a resolution plan. The amendments were approved later by Parliament and enacted in January 2018. In another amendment promulgated in June 2018, home buyers have been given the status of financial creditors and allowed to refer real estate developers to the National Company Law Tribunal under the Insolvency and Bankruptcy Code. Further, micro, small and medium enterprises have been given special dispensation, allowing promoters of such enterprises to bid for their enterprise undergoing a resolution, provided the promoter is not a willful defaulter. The government has also been empowered to announce further dispensations with regard to the micro, small and medium enterprises if required.

In February 2018, Reserve Bank of India announced a Revised Framework for Resolution of Stressed Assets. The new framework aims at a time-bound resolution of non-performing and stressed borrowers and commencement of proceedings under the Insolvency and Bankruptcy Code in respect of borrowers where a resolution satisfying specified criteria could not be achieved within a prescribed timeframe. According to the guidelines, banks must implement a resolution plan within 180 days in respect of any overdue account where aggregate exposure of the lenders is Rs. 20.0 billion or more, failing which the borrower must be referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code. The resolution plan should necessarily have a minimum credit rating from one or two rating agencies depending on the size of exposure. The revised framework withdrew the earlier resolution schemes including the Corporate Debt Restructuring Scheme, Flexible Structuring of Existing Long-Term Project Loans, Strategic Debt Restructuring, Change in Ownership Outside Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets. The Joint Lenders’ Forum was discontinued and the stand-still benefits in asset classification of borrowers where any of the Reserve Bank of India announced resolution schemes had been initiated but not implemented was also withdrawn. However, loans granted to projects under implementation continue to enjoy forbearance in terms of restructuring due to a delay in implementation of the project (up to specified periods) and classification of assets subject to fulfilling certain conditions stipulated by the Reserve Bank of India.

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

Provisioning and write-offs

Provisions under Indian GAAP are based on guidelines specific to the classification of the assets. The following guidelines apply to the various asset classifications:

Standard Assets: The allowances on the performing portfolios are based on guidelines issued by the Reserve Bank of India. The provisioning requirement is a uniform rate of 0.4% for all standard assets except:

•	direct advances to agricultural and the small and micro enterprise sectors, which attract a provisioning requirement of 0.25%,

•	advances to commercial real estate non-residential sectors which attract a provisioning requirement of 1.0%,

•	advances to commercial real estate residential sector which attract a provisioning requirement of 0.75% and

•	housing loans, where such loans are made at comparatively lower interest rates for the first year of the loan after which the rates are reset at higher rates, which attract a provisioning requirement of 2.0%.

An additional provision between 0% and 0.8% is required from April 1, 2014 on standard loans to entities having unhedged foreign currency exposure. Standard loans require a higher provision of 5.0% if any director of the company appears more than once in the list of willful defaulters. In case of fraud accounts, 100.0% provisioning has to be made with the option to make the provision over a period of four quarters. The provision requirement pertaining to fraud accounts is computed after adjusting for any financial collateral that may be available and is eligible under Basel III capital adequacy computation.

In a guideline issued in April 2017, the Reserve Bank of India requires banks to maintain provisions for standard assets at rates higher than the regulatory requirement in respect of advances to stressed sectors of the economy. Banks have to put in place a Board-approved policy for making higher provisions based on evaluation of risk and stress in various sectors. The policy will have to be reviewed on a quarterly basis. As an immediate step, the Reserve Bank of India required banks to review the telecom sector by June 30, 2017. Further for assets referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code, banks have to make provisions to the extent of 50.0% of the secured portion and 100.0% of the unsecured portion of the outstanding loans.

•	Sub-standard Assets: A provision of 15.0% is required for all substandard assets as compared to the previous requirement of 10.0%. A provision of 25.0% is required for accounts that are unsecured. Unsecured infrastructure loan accounts classified as substandard require provisioning of 20.0%.

•	Doubtful Assets: A 100.0% provision/write-off is required against the unsecured portion of a doubtful asset and is charged against income. With effect from fiscal 2012, for the secured portion of assets classified as doubtful, a 25.0% provision is required for assets that have been classified as doubtful for a year, a 40.0% provision is required for assets that have been classified as doubtful for one to three years (compared to a 30.0% provision required through fiscal 2011) and a 100.0% provision is required for assets classified as doubtful for more than three years. The value assigned to the collateral securing a loan is the amount reflected on the borrower’s books or the realizable value determined by third-party appraisers.

•	Loss Assets: The entire asset is required to be written off or provided for.

Restructured loans

The provision on restructured loans is required to be equal to the difference between the fair value of the loan before and after restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged under the loan’s restructured terms and the principal. Both sets of cash flows are discounted at the bank’s base rate as on the date of restructuring plus the appropriate term premium and credit risk premium for the borrower category on the date of restructuring. In July 2015, the Reserve Bank of India issued guidelines on the discount rate for computing the present value of future cash flows of a restructured account. The guidelines prescribe that a rate equal to the actual interest rate charged to the borrower before restructuring should be used to discount the future cash flows for the purpose of determining the diminution in fair value of the loan on restructuring. A weighted average interest rate may be used as the discounting rate for accounts having multiple credit facilities with varying interest rates.

The Reserve Bank of India has issued prudential norms on income recognition, asset classification and provisioning pertaining to advances which covers norms relating to creation and utilization of floating provisions (i.e., provisions which are not made in respect of specific non-performing assets or are made in excess of regulatory requirements for provisions for standard assets). The floating provisions outstanding at year-end can be used only for contingencies under extraordinary circumstances for making specific provisions against non-performing accounts after obtaining approval from the board of directors and with the prior permission of the Reserve Bank of India. Extraordinary circumstances refer to losses which do not arise in the normal course of business and are exceptional and non-recurring in nature, such as natural calamities, civil unrest, collapse of currency, general meltdown in the markets affecting the entire financial system and exceptional credit losses. Floating provisions for advances and investments must be held separately and cannot be reversed by credit to the profit and loss account. Until utilization of such provisions, they can be netted off from gross non-performing assets to compute the net non-performing assets. Alternatively, floating provisions could be treated as part of Tier 2 capital within the overall ceiling of 1.25% of total risk-weighted assets.

In October 2009, the Reserve Bank of India advised Indian banks to increase their total provisioning coverage ratio, including floating provisions and prudential/technical write-offs, to 70.0% by September 30, 2010. The Reserve Bank of India allowed the banks to include prudential/technical write-off in both the gross non-performing assets and the provisions held in the calculation of provisioning coverage ratio. The Reserve Bank of India permitted us to achieve the stipulated level of provisioning coverage of 70.0% in a phased manner by March 31, 2011. We reached the required 70.0% in December 2010. In April 2011, the Reserve Bank of India stipulated that banks would be required to maintain their provisioning coverage ratios with reference to their gross non-performing assets position at September 30, 2010 and not on an ongoing basis. The Reserve Bank of India further clarified that any surplus provisioning should not be written back but should be segregated into a “counter-cyclical provisioning buffer” and that banks will be allowed to use this buffer to make specific provisions for non-performing assets during a system-wide downturn, with the prior approval of the Reserve Bank of India. For instance, considering the slowdown in economic growth and rising asset quality concerns during fiscal 2014, as a countercyclical measure, the Reserve Bank of India allowed banks to utilize up to 33.0% of the countercyclical provisioning buffer or floating provisions held as on March 31, 2013, for making specific provisions towards non-performing assets during fiscal 2014, as approved by the board of directors of the bank. Further, in March 2015, the Reserve Bank of India increased the limit to 50.0% of the countercyclical provisioning buffer or floating provisions held as on December 31, 2014, for making accelerated or additional provisions towards non-performing assets during fiscal 2015. See also “Risk Factors—Risks Relating to Our Business—If regulatory and legal changes continue to impose increasingly stringent requirements regarding non-performing loans and provisioning for such loans, our business will suffer”.

To limit the volatility of loan loss provisioning over the course of an economic cycle, the Reserve Bank of India released a discussion paper on a dynamic loan loss provisioning framework in March 2012. The framework proposes to replace the existing general provisioning standards and recommends that banks make provisions on their loan book every year based on historical loss experience in various categories of loans. In those years where the bank’s actual provisions are higher than the computed dynamic provisions requirement, the bank can draw down from existing dynamic provisions to the extent of the difference, subject to the retention of a specified minimum level of dynamic provisions. The final guidelines on the dynamic provisioning framework and its implementation have not been issued. The Reserve Bank of India indicated in early 2014 that the framework would be implemented as economic conditions improve along with an improvement in the banking system. In the meantime, banks are expected to develop necessary capabilities to compute their long-term average annual expected loss for different asset classes in a step towards switching to the dynamic provisioning framework.

Under the Banking Regulation Act, banking companies in India are required to comply with the directions of the Reserve Bank of India, including guidelines issued with respect to asset identification, asset classification and provisioning by banking companies. While preparing the financial statements under Indian GAAP, banking companies are required to comply with all regulatory requirements, including such directions issued by the

Reserve Bank of India. The Reserve Bank of India has issued a circular on February 11, 2016, instructing all scheduled commercial banks in India to comply with the Indian Accounting Standards (“Ind AS”) for financial statements for accounting periods beginning April 1, 2018, subject to any guideline or direction issued by the Reserve Bank of India in this regard. In April 2018, the Reserve Bank of India deferred the implementation of Ind AS by one year, beginning April 1, 2019, considering that there were legislative amendments to be made to the format of financial statements prescribed in the Third Schedule to Banking Regulation Act as well as the level of preparedness of many banks. Therefore, beginning with the financial statements in fiscal 2020, all asset identification, asset classification and provisioning by banking companies will be based on Ind AS, subject to any further guideline or direction issued by the Reserve Bank of India.

Guidelines on Sale and Purchase of Non-performing Assets

In order to provide banks with option to resolve their non-performing assets, the Reserve Bank of India issued guidelines on the sale and purchase of non-performing assets among banks, financial institutions and non-banking finance companies. As per these guidelines, the board of directors of a bank must establish a policy for the purchase and sale of non-performing assets. Purchases and sales of non-performing assets must be without recourse to the seller and on a cash basis, with the entire consideration being paid upfront. The purchasing bank must hold the non-performing asset on its books for at least 12 months before it can sell the asset to another bank. The asset cannot be sold back to the original seller.

Guidelines Relating to Use of Recovery Agents by Banks

In April 2008, the Reserve Bank of India issued guidelines for banks engaging recovery agents. The Reserve Bank of India has asked banks to put in place a due diligence process for the engagement of recovery agents, structured to cover, among others, individuals involved in the recovery process. Banks are expected to communicate details of recovery agents to borrowers and have in place a grievance redressal mechanism pertaining to the recovery process. The Reserve Bank of India has advised banks to initiate a training course for current and prospective recovery agents to support prudent recovery practices. In case of persistent complaints received by the Reserve Bank of India regarding violation of the guidelines, the Reserve Bank of India may consider imposing a ban on the bank from engaging recovery agents.

Regulations Relating to Sale of Assets to Asset Reconstruction Companies

The Securitization Act, also known as the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 (the “SARFAESI Act”), provides for the sale of financial assets by banks and financial institutions to asset reconstruction companies. The Reserve Bank of India has issued guidelines to banks on the process to be followed for sales of financial assets to asset reconstruction companies. These guidelines provide that a bank may sell financial assets to an asset reconstruction company provided the asset is a non-performing asset. These assets are to be sold on a “without recourse” basis, only. A bank may sell a standard asset only if the borrower has a consortium or multiple banking arrangements, at least 75.0% by value of the total loans to the borrower are classified as non-performing and at least 75.0% by value of the banks and financial institutions in the consortium or multiple banking arrangements agree to the sale. In fiscal 2015, the Reserve Bank of India had also permitted banks to sell standard loans overdue for more than 60 days and reported as special mention accounts to asset reconstruction companies. The banks selling financial assets should seek to ensure that there is no known liability devolving on them and that they do not assume any operational, legal or any other type of risks relating to the financial assets sold. Further, banks may not sell financial assets at a contingent price with an agreement to bear a part of the shortfall on ultimate realization. However, banks may sell specific financial assets with an agreement to share in any surplus realized by the asset reconstruction company in the future. While each bank is required to make its own assessment of the value offered in the sale before accepting or rejecting an offer for purchase of financial assets by an asset reconstruction company, in consortium or multiple banking arrangements where more than 75.0% by value of the banks or financial institutions accept the offer, the remaining banks or financial institutions are obliged to accept the offer. Consideration for the sale may be in the form of cash, bonds or debentures or security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets.

Banks can also invest in security receipts or pass-through certificates issued by the asset reconstruction company or trusts set up by it to acquire the financial assets. The Reserve Bank of India has also issued guidelines governing the affairs of securitization and reconstructions companies. The guideline provides norms relating to period of realization of assets by securitization and reconstruction company, mandatory holding of security receipts, period for formulating plan of recovery, etc.

Banks are also allowed to reverse the excess provision in case a non-performing asset is sold to asset reconstruction companies at a value which is higher than the net book value subject to realization in cash and necessary disclosures. The quantum of excess provision reversed to the profit and loss account is limited to the extent to which cash received exceeds the net book value of the non-performing assets sold. In the event the sale value is lower than the net book value, banks are allowed to spread over the shortfall from the sale of non-performing assets over a period of two years as per guidelines issued in May 2015. This dispensation was available for non-performing assets sold up to March 31, 2016. However, as per guidelines issued in June 2016 by the Reserve Bank of India, the dispensation was extended up to March 31, 2017, and the period to spread over the shortfall was restricted to four quarters from the quarter in which the sale took place. For assets sold to asset reconstruction companies during fiscal 2017, in case full provisioning remains to be made as on March 31, 2017, on close of financial year, banks should debit the “other reserves” component of the balance sheet (which are reserves created for the un-provided amount at the end of the financial year). Banks should proportionately reverse the debits to “other reserves” and complete the provisioning by debiting profit and loss account, in the subsequent quarters of the next financial year. Further, securitization companies and asset reconstruction companies are not permitted to acquire any non-performing financial assets from their sponsor banks on a bilateral basis. However, they may participate in auctions of non-performing assets by their sponsor banks.

Pursuant to the powers conferred on the Government under section 20 of the SARFAESI Act, the Ministry of Finance established the central electronic registry, which became operational on March 31, 2011. Henceforth, all transactions relating to securitization, reconstruction of financial assets and the transactions relating to mortgage by deposit of title deeds to secure any loan or advances granted by banks and financial institutions are to be registered in the central electronic registry within 30 days of such transaction. The records will be available for search by any lender or any other person interested in dealing with the property and are designed to prevent frauds involving multiple lending against the same security as well as to prevent fraudulent sale of property without disclosing any existing security interest over such property.

In September 2016, the Reserve Bank of India issued revised guidelines relating to sale of non-performing assets by banks to securitization companies/reconstruction companies. Key features of the revised guidelines include allowing banks to sell such assets to non-banking finance companies, while earlier only sale to securitization companies/asset reconstruction companies were allowed. The framework requires using an e-auction platform and has introduced a floor of provisioning for investment in security receipts backed by stressed assets. The provisioning is at the rate applicable to the underlying loans, assuming that the loans will notionally continue in the books of the bank, because more than 50.0% of the security receipts are held by the bank that sold loans since April 1, 2017. The threshold on security receipts held by the bank that is selling loans has been reduced to 10.0% from April 2018. The framework also prescribes additional disclosure requirements and offering first right of refusal to securitization companies/asset reconstruction companies which have already acquired a significant share of the asset through the auction process.

Framework for Early Identification of Stress and Information Sharing

In February 2014, the Reserve Bank of India issued a “Framework for Revitalizing Distressed Assets in the Economy.” The framework outlined an action plan for early identification of problem cases, creating a central repository of information on large credits, timely restructuring of accounts which were considered to be viable, and taking prompt steps by banks for recovery or sale of unviable accounts. Accounts have to be categorized into “special mention accounts” based on specified criteria. Banks are required to have three sub-categories of special mention accounts depending on the classification of accounts between the standard category and the sub-standard category. SMA-0 category includes accounts where the principal or interest payment is not overdue for more than 30 days but are showing incipient signs of stress; SMA-1 includes accounts where the principal or interest payment is overdue between 31-60 days; and SMA-2 which includes accounts where the principal or interest payment is overdue between 61-90 days.

The framework required Joint Lenders’ Forums to be formed to formulate corrective action plans within stipulated timelines, and in case the forum failed to agree on an action plan, it would result in accelerated provisioning. A requirement for independent evaluation of large value restructuring proposals had also been specified. An independent evaluation of large value restructuring with a focus on viability and fair sharing of gains and losses between promoters and creditors was mandated. The framework was effective from April 1, 2014 till February 2018. In February 2018, the Reserve Bank of India announced a revised framework for resolution of stressed assets and withdrew the Joint Lenders’ Forum mechanism. The sub-categories for special mention accounts was revised to include a single day overdue account in the SMA-0 category. See also “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks—Joint Lenders’ Forum” and “Overview of the Indian Financial Sector—Legislative Framework for Recovery of Debts due to Banks—The Banking Regulation (Amendment) Ordinance, 2017”.

The Reserve Bank of India issued guidelines in May 2015 providing a framework for dealing with loan frauds. The guidelines relate to detection, reporting and monitoring of fraud accounts. They prescribe continuous monitoring and red flagging of accounts based on early warning signals for accounts above Rs. 500 million. The guidelines also require reporting frauds on the Reserve Bank of India’s central repository of information on large credits for dissemination to other banks and enabling decision-making among banks in case of consortium or multiple banking arrangements. The framework also illustrates checks/investigations during the different stages of the loan life cycle and timelines have been defined to complete the due diligence for evaluation of an account. Restructuring or grant of additional facilities would not be available in case of fraud or red-flagged accounts. There are provisioning guidelines relating to fraud accounts that require banks to make a provision for the entire amount due to the bank over a period of four quarters. Where the provisioning is being made in more than one financial year, banks have to debit “other reserves” for the amount remaining un-provided at the end of the financial year, and accordingly reverse the amount in the quarters of the next financial year.

In February 2018, the Reserve Bank of India announced a Revised Framework for Resolution of Stressed Assets. The guidelines require banks to identify stressed accounts immediately on default, classify these accounts as special mention accounts depending on the period of default, report them to the Reserve Bank of India’s large credit database and begin resolution. The framework aims at a time-bound resolution of non-performing and stressed borrowers and commencement of proceedings under the Insolvency and Bankruptcy Code. According to the guidelines, banks would have to implement a resolution plan within 180 days in respect of any overdue account where aggregate exposure of the lenders is Rs. 20.0 billion or more, failing which the borrower would have to be referred to the National Company Law Tribunal under the Insolvency and Bankruptcy Code. The resolution plan should necessarily have a minimum credit rating from one or two rating agencies depending on the size of exposure. The revised framework withdrew the earlier resolution schemes including the Corporate Debt Restructuring Scheme, Flexible Structuring of Existing Long-Term Project Loans, Strategic Debt Restructuring, Change in Ownership Outside Strategic Debt Restructuring and the Scheme for Sustainable Structuring of Stressed Assets. It also discontinued the Joint Lenders’ Forum.

Regulations Relating to Advancing Loans

The provisions of the Banking Regulation Act govern the advancing of loans by banks in India. The Reserve Bank of India also issues directions covering the loan activities of banks. These directions and guidelines issued by the Reserve Bank of India have been consolidated annually in the Master Circular on “Loans and Advances—Statutory and Other Restrictions.”

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

In December 2015, the Reserve Bank of India issued final guidelines on the computation of lending rates based on marginal cost of funds. The Marginal Cost of Funds based Lending Rate is applicable on incremental lending from April 1, 2016 and is a tenor linked benchmark. The guidelines clarify the methodology to compute the marginal cost of funds based lending rate, which comprises of marginal cost of funds, negative carry on account of cash reserve ratio, operating costs and tenor premium. The guidelines specified categories of loans which can be priced without linkage to the marginal cost of funds based lending rate. Banks have to review and publish their marginal cost of funds based lending rate every month on a preannounced date for different maturities ranging from overnight rate up to one year. The periodicity of reset shall be one year or lower. Loans linked to the base rate can continue till repayment or renewal with existing borrowers having the option to move to the marginal cost of funds based lending rate linked loan at mutually acceptable terms. Interest rates for all floating rate loans and fixed rate loans (including the fixed rate portion of hybrid loans) of tenor up to three years cannot be less than the marginal cost of funds based lending rate. Further, in September 2017, the Reserve Bank of India released for public comment a report of an internal study group set up to review the working of the marginal cost of funds based lending rate system. The report included a proposed revision to the methodology for the pricing of bank loans, and recommended referencing lending rates to an external benchmark, increasing the periodicity of reset of interest rates to once a quarter and that banks should migrate all existing lending rates to the new benchmark without any additional charges for switchover within one year from the introduction of the external benchmark. Final guidelines in this regard are awaited. Further, in February 2018, in its bi-monthly monetary policy statement, the Reserve Bank of India proposed to harmonize the methodology of determining benchmark rates by linking the base rate to the marginal cost of funds based lending rate. Necessary instructions in this regard are also awaited.

Under Section 20(1) of the Banking Regulation Act, a bank cannot grant any loans and advances against the security of its own shares and a banking company is prohibited from entering into any commitment for granting any loans or advances to or on behalf of any of its directors, or any firm in which any of its directors is interested as partner, manager, employee or guarantor, or any company (not being a subsidiary of the banking company or a company registered under Section 25 of the Companies Act or a government company) of which, or the subsidiary or the holding company of which any of the directors of the bank is a director, managing agent, manager, employee or guarantor or in which he holds substantial interest, or any individual in respect of whom any of its directors is a partner or guarantor. There are certain exemptions in this regard as the explanation to the section provides that “loans or advances” shall not include any transaction which the Reserve Bank of India may specify by general or special order as not being a loan or advance for the purpose of this section.

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

In November 2012, the Reserve Bank of India issued instructions regarding sharing of information relating to credit, derivatives and unhedged foreign currency exposures among banks and to put in place an effective mechanism for information sharing. Also, from January 1, 2013, sanction of fresh loans and renewal of loans to new and existing borrowers should be done only after obtaining/sharing necessary information. In September 2013, the Reserve Bank of India announced the creation of a central repository of large common exposures across banks, to be based on submissions made by banks to the Reserve Bank of India on exposures of more than Rs. 100.0 million to individuals and entities. Subsequently, the limit was reduced to Rs. 50 million and above.

In view of the stress in the Indian banking sector, the Reserve Bank of India announced several schemes for resolution of stressed corporate accounts and provided special dispensation with regard to asset classification for accounts under these schemes. With regard to project loans, the Reserve Bank of India issued guidelines for flexible structuring of existing long-term project loans. Under the scheme for flexible structuring of long-term project loans to infrastructure and other core industries, banks were permitted to structure long-term project loans with the intent of refinancing these loans at periodic intervals without such refinancing being considered as restructuring. Such loans could have tenors linked to the economic life of the project and could extend up to 25 years and the fundamental viability of the project could be established on the basis of all requisite financial and non-financial parameters. The amortization schedule of the loans could be modified once during the course of the loan without classifying them as restructured loans provided they met certain specific requirements, such as being a standard asset with no loss on the net present value and the debt amortization is scheduled within 85.0% of the economic life of the project. While the flexible structuring of long-term project loans was initially applicable to the infrastructure sector and other core industries, this flexibility was extended to loans in all sectors from November 2016. In February 2018, the Reserve Bank of India withdrew these guidelines.

On June 11, 2018, the Reserve Bank of India issued draft guidelines on Loan System for Delivery of Bank Credit. The draft guidelines have proposed certain modifications for delivery of bank credit to large borrowers. According to the guidelines, for borrowers having an aggregate fund-based working capital limit of Rs. 1.5 billion or more from the banking system, a minimum loan component of 40.0% on the fund-based working capital limits would be applicable from October 1, 2018, and would be revised to 60.0% from April 1, 2019. Drawing in excess of the loan component would be allowed in the form of cash credit/overdraft facility. Effective from April 1, 2019, mandatory credit conversion factor of 20.0% on the undrawn portion of cash credit/overdraft facility has also been proposed irrespective of whether the facility is unconditionally cancellable or not. This guideline has been proposed with a view to increase credit discipline among working capital borrowers. The draft guidelines have been released for comments, and final guidelines are awaited.

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

The Reserve Bank of India released revised priority sector lending guidelines in April 2015 which have been applicable since fiscal 2016. The overall target for priority sector lending continue to be 40.0% of adjusted net bank credit or of the credit equivalent amount of off-balance sheet exposure, whichever is higher; earlier sub-targets in advances to the agricultural sector of 13.5% direct lending and 4.5% indirect lending were combined and sub-targets of 8.0% for lending to small and marginal farmers and 7.5% lending target to micro enterprises were introduced. These sub-targets were to be achieved in a phased manner by March 2017. Sectors qualifying for priority sector lending have been broadened to include medium enterprises, social infrastructure and renewable energy. Priority sector lending achievements are being evaluated on a quarterly average basis from fiscal 2017. According to the guidelines, foreign banks with less than 20 branches will also now be required to meet priority sector lending targets of 40.0% of adjusted net bank credit and the sub-targets for small and marginal farmers and micro enterprises, on par with domestic banks, from fiscal 2019. Further, in July 2015, the Reserve Bank of India directed banks to maintain direct lending to non-corporate farmers at the banking system’s average level for the last three years, failing which banks will attract penalties for shortfall. The Reserve Bank of India would notify the banks of the banking system’s average level at the beginning of each year. The target for fiscal 2019 has been set at 11.99% of adjusted net bank credit. The Reserve Bank of India has also directed banks to continue to pursue the target of 13.5% of adjusted net bank credit towards lending to borrowers who constituted the direct agriculture lending category under the earlier guidelines.

In June 2018, the Reserve Bank of India with a view to promote the low-cost or affordable housing segment, enhanced the housing loan limits for eligibility under priority sector to Rs. 3.5 million in metropolitan centres and to Rs. 2.5 million in other centres provided the overall cost of the dwelling did not exceed Rs. 4.5 million and Rs. 3.0 million, respectively.

Investments by banks in securitized assets, outright purchases of loans and assignments are eligible for classification under priority sector if the underlying assets themselves qualified for such treatment. The interest rates charged to ultimate borrowers by the originating entities in such transactions are capped for such transactions to be classified as priority sector.

Banks falling short of their priority sector lending targets are required to contribute amounts equivalent to the shortfall to specific Government funds. The contribution is made by subscribing to bonds issued with a maturity of up to seven years. The interest rates on these contributions are below market rates and are generally set depending on the bank rate as set by the Reserve Bank of India. In May 2014, the Reserve Bank of India issued guidelines allowing banks to include the outstanding mandated investments in these Government funds at March 31 of the fiscal year to be treated as part of indirect agriculture and count towards overall priority sector target achievement. Investments at March 31 of the preceding year would also be included in the adjusted net bank credit which forms the base for computation of the priority sector and sub segment lending requirements. In December 2014, the Reserve Bank of India restructured the classification of shortfall and interest rates payable to banks on funds placed with the National Bank for Agriculture and Rural Development, the Small Industries Development Bank of India, the National Housing Bank and MUDRA Limited towards shortfall in meeting priority sector obligations. For accounting periods commencing April 1, 2015, amounts equivalent to the shortfall placed with specific Government funds is included under Schedule 11, under “other assets” in the balance sheet of banks from the earlier categorization under investments.

In April 2016, the Reserve Bank of India allowed banks to trade their priority sector portfolio by selling or buying priority sector lending certificates. Scheduled commercial banks, regional rural banks, local area banks, small finance banks and urban cooperative banks can participate in this trade. Four types of certificates for the categories of agriculture, small and marginal farmers, microenterprises and general category certificates have been allowed. There will be no transfer of risks or loan assets in these transactions. A bank can issue priority sector lending certificates up to 50.0% of the previous year’s priority sector lending achievement. The certificates will expire on March 31 and will not be valid beyond the last reporting date for the fiscal year. The calculation of priority sector lending would be the sum of the outstanding priority sector lending portfolio and the net priority sector lending certificates purchased.

In fiscal 2015, the Reserve Bank of India allowed banks to issue long-term bonds for financing infrastructure and low-cost housing. The amount raised by way of these bonds is permitted to be excluded from adjusted net bank credit for the purpose of computing priority sector lending targets, except to the extent that the lending against these bonds is included in priority sector lending.

With a view to promote the adequate flow of credit to the micro and small enterprises, in April 2014 the Reserve Bank of India advised banks to provide differential interest rates for such borrowers. While pricing the loan, banks have to take into account incentives made available to micro and small enterprises in the form of credit guarantee cover and the zero risk weight applicable to such guaranteed loans for capital adequacy purposes. In July 2016, the Reserve Bank of India issued directions for lending to the micro, small and medium enterprises sector which take into consideration the recommendations of the Prime Minister’s Task Force on lending to micro, small and medium enterprises. As per the recommendations, banks are required to achieve 20.0% year-on-year growth in credit to micro and small enterprises, 10.0% growth in the number of micro enterprises account and 60.0% of total lending to micro, small and medium enterprises as on the preceding March 31 should be to micro enterprises.

As per the Ministry of Micro, Small and Medium Enterprises, Government of India, the classification of an enterprise as micro, small or medium, is based on the investment in plant and machinery by the enterprise. The original price of the plant and machinery should be taken into account irrespective of whether they were acquired new or second hand. In July 2017, the Reserve Bank of India, referring to the memorandum of the Ministry of Micro, Small, and Medium Enterprises issued in March, 2017, stated that for ascertaining the investment in plant and machinery for classification of an enterprise as micro, small or medium, the following documents could be relied upon:

•	a copy of the invoice of the purchase of plant and machinery; or

•	gross block for investment in plant and machinery as shown in the audited accounts; or

•	a certificate issued by a Chartered Accountant regarding purchase price of plant and machinery.

Further, it was also clarified that the purchase value of the plant and machinery is to be reckoned and not the book value (purchase value minus depreciation) for classification. Banks have accordingly aligned their classification of enterprises as small, micro or medium based on the clarification issued by the Reserve Bank of India.

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

Credit Exposure Limits

As a prudential measure aimed at better risk management and avoidance of concentration of credit risks, the Reserve Bank of India has prescribed credit exposure limits for banks and long-term lending institutions in respect of their lending to individual borrowers and to all companies in a single group (or sponsor group). These measures are consolidated in the Reserve Bank of India’s Master Circular on exposure norms dated July 1, 2015. The limits currently set by the Reserve Bank of India are as follows:

•	The exposure ceiling for a single borrower is 15.0% of capital funds and group exposure limit is 40.0% of capital funds. In case of financing for infrastructure projects, the exposure limit to a single borrower may be extended by another 5.0% (i.e., up to 20.0% of capital funds) and the group exposure limit may be extended by another 10.0% (i.e., up to 50.0% of capital funds). The exposure limit in respect of single borrower has been raised to 25.0% of capital funds only for oil companies that were issued oil bonds by the government of India. Banks may, in exceptional circumstances, with the approval of their board of directors, consider enhancement of the exposure to a borrower up to a maximum of further 5.0% of capital funds, subject to the borrower consenting to the banks making appropriate disclosures in their annual reports.

•	Exposures to public sector undertakings are exempted from group exposure limits.

•	Capital funds are the total capital as defined under capital adequacy norms (Tier 1 and Tier 2 capital).

•	Exposure shall include credit exposure (funded and non-funded credit limits) and investment exposure (including underwriting and similar commitments). Non-fund based exposures are calculated at 100.0% and in addition, banks need to include exposure on account of forward contracts in foreign exchange and other derivative products, like currency swaps and options, computed in accordance with the current exposure method at their replacement cost value in determining individual or group borrower exposure ceilings.

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

In August 2016, the Reserve Bank of India issued guidelines proposing limits on the banking system’s exposure to large borrowers and recommends higher standard asset provisioning and risk weights on incremental exposures beyond the normally permitted lending limits. According to the guidelines, a borrower having an aggregate fund-based credit limit of Rs. 250.0 billion at any time during fiscal 2018 will be considered a specified borrower. This limit will be gradually reduced to Rs. 150.0 billion in fiscal 2019 and to Rs. 100.0 billion from fiscal 2020 onwards. The normally permitted lending limit is defined as an amount that is 50.0% of the incremental funds raised over and above the aggregate fund-based credit limit. The general provision required on the incremental exposure above the normally permitted lending limit would be 3.0% and the additional risk weight for such exposure over and above the applicable risk weight would be 75.0%. The framework became applicable from April 1, 2017 with respect to identification of specified borrowers. The disincentive mechanism in terms of additional provisioning and higher risk weights was applicable from April 1, 2018.

Further, in December 2016, the Reserve Bank of India issued additional final guidelines to large borrowers effective from April 1, 2019. The framework prescribes a limit of 20.0% and 25.0% of the eligible capital base in respect of exposures to single counterparty and groups of connected counterparties. The eligible capital base is defined as the Tier 1 capital of the bank as against the current norm of total capital funds. Exposure to single non-banking finance company and group of connected non-banking finance companies is restricted to 15.0% and 25.0%, respectively, of the eligible capital base. In November 2017, the Reserve Bank of India made it mandatory for large corporate borrowers having total exposure of Rs. 50 million and above in the banking system to obtain a legal entity identifier registration. A borrower who does not obtain the legal entity identifier within the specified timelines will not be eligible for renewal/enhancement of credit facilities.

Limits on Exposure to Non-banking Finance Companies

The Reserve Bank of India has issued guidelines which restrict a bank’s exposure to non-banking finance companies. Exposure (both lending and investment, including off-balance sheet exposures) of a bank to a non-banking finance company is restricted to 10.0% and 15.0%, respectively, of the bank’s capital funds as per the last audited balance sheet. This limit can be exceeded by an additional 5.0% if the excess exposure is on account of on-lending by the non-banking finance company/asset finance company to the infrastructure sector. Exposure to non-banking infrastructure finance companies has been restricted to 15.0% of bank’s capital funds with a provision to increase it to 20.0% if the same is on account of funds on-lent to the infrastructure sector.

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

Regulations Relating to Investments and Capital Market Exposure Limits

In terms of Section 19(2) of the Banking Regulation Act, banks should not hold shares in any company except as provided in subsection (1) of that Act, whether as pledgee, mortgagee or absolute owner, of an amount exceeding 30.0% of the paid-up share capital of that company or 30.0% of its own paid-up share capital and reserves, whichever is less. Further, in terms of Section 19(3) of the Banking Regulation Act, banks should not hold shares, whether as pledgee, mortgagee or absolute owner, in any company in the management of which any managing director or manager of the bank is in any manner concerned or interested.

The Reserve Bank of India guidelines on capital market exposures stipulate that a bank’s exposure to capital markets in all forms (both fund-based and non-fund-based) by way of investments in shares, convertible bonds/debentures, units of equity oriented mutual funds, loans against shares, and secured and unsecured advances to stock brokers, should not exceed 40.0% of its net worth on both a stand-alone and consolidated basis as of March 31 of the previous year. Within this overall limit, direct investments in shares, convertible bonds/debentures, and units of equity oriented mutual funds and all exposures to venture capital funds have been restricted to 20.0% of their net worth on both a stand-alone and consolidated basis. Further, in July 2011, the Reserve Bank of India stipulated that a bank’s investments in liquid schemes of debt oriented mutual funds are subject to a prudential cap of 10.0% of the bank’s net worth as of March 31 of the previous year. The above guidelines are also applicable at a consolidated level.

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

The Reserve Bank of India has issued detailed guidelines on investments by banks in non-statutory liquidity ratio securities. These guidelines apply to primary market subscriptions and secondary market purchases. Pursuant to these guidelines, banks are prohibited from investing in non-statutory liquidity ratio securities with an original maturity of less than one year, other than commercial paper, certificates of deposits and certain non-convertible debentures with original or initial maturity of up to one year issued by corporations and non-banking finance companies. Banks are also prohibited from investing in unrated securities. A bank’s investment in unlisted non-statutory liquidity ratio securities may not exceed 10.0% of its total investment in non-statutory liquidity ratio securities at the end of the preceding fiscal year. However, the bank’s investments in unlisted non-statutory liquidity ratio securities may exceed the 10.0% limit by an additional 10.0%, provided the investment is in securitization papers issued for infrastructure projects and bonds/debentures issued by securitization companies and reconstruction companies set up under the Securitization and Reconstruction of Financial Assets and Enforcement of Security Interest Act, 2002 and registered with the Reserve Bank of India. In December 2007, the Reserve Bank of India also permitted banks to invest in unrated bonds of corporations engaged in infrastructure activities within the ceiling of 10.0% for unlisted non-statutory liquidity ratio securities in order to encourage flow of credit to the infrastructure sector.

In order to promote the adequate credit flow to infrastructure projects, the Reserve Bank of India permitted banks to issue long-term bonds for financing infrastructure projects and low-cost housing in July 2014. These bonds must have a minimum maturity of seven years, and they are exempt from reserve requirements such as cash reserve ratio and statutory liquidity ratio. They are also permitted to be deducted from adjusted net bank credit for the purpose of priority sector lending targets. Banks were earlier not allowed to invest in the bonds issued by other banks. In June 2015, however, the Reserve Bank of India permitted banks to invest in bonds issued by other banks. These investments are subject to certain conditions including (i) investments in these bonds are not considered for the purpose of calculation of net demand and time liabilities, (ii) they are not held under the held-to-maturity category, (iii) a bank’s investment in these bonds cannot exceed 2.0% of its Tier 1 capital or 5.0% of the issue size, and (iv) an investing bank’s aggregate holding in such bonds will be capped at 10.0% of its total non-statutory liquidity ratio investments.

In November 2016, the Reserve Bank of India allowed banks to raise funds through issuance of rupee denominated bonds overseas. The Reserve Bank of India has permitted banks to issue perpetual debt instruments that can qualify for inclusion as additional Tier 1 capital and debt capital instruments that can qualify for inclusion as Tier 2 capital, by way of rupee denominated bonds in the overseas market, and long-term bonds for financing infrastructure and affordable housing projects. Further, in June 2017, the Reserve Bank of India, with a view to harmonize various elements of the external commercial borrowing framework, decided that any proposal of borrowing by eligible Indian entities by issuance of rupee denominated bonds will be examined at the Foreign Exchange Department, Central Office, Mumbai of the Reserve Bank of India.

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

A 125.0% risk weight is assigned to all capital market exposures.

Banks’ Investment Classification and Valuation Norms

The key features of the Reserve Bank of India guidelines on categorization and valuation of banks’ investment portfolio are given below.

•	The entire investment portfolio is required to be classified under three categories: (a) held-to-maturity, (b) held-for-trading and (c) available-for-sale. Held-to-maturity includes securities so classified in accordance with the Reserve Bank of India guidelines; held-for-trading includes securities acquired with the intention of being traded to take advantage of the short-term price/interest rate movements; and available-for-sale includes securities not included in held-to-maturity and held-for-trading. Banks should decide the category of investment at the time of acquisition.

•	The held-to-maturity category can include statutory liquidity ratio securities up to a specified percentage of the demand and time liabilities and certain non-statutory liquidity ratio securities, including fresh recapitalization bonds received from the government of India towards recapitalization requirement and held in the investment portfolio, investment in the equity of subsidiaries and joint ventures and investment in long-term bonds (with a minimum residual maturity of seven years) issued by companies engaged in infrastructure activities. The minimum residual maturity of seven years should be at the time of investment in these bonds. Once invested, banks may continue to classify these investments under the held-to-maturity category even if the residual maturity falls below seven years subsequently. However, banks’ investments in long-term bonds issued by other banks for their financing of infrastructure and affordable housing loans are not to be held in the held-to-maturity category.

•	Banks are permitted to exceed the limit of 25.0% of total investment under the held-to-maturity category provided the excess comprises only of statutory liquidity ratio securities, and the total statutory liquidity ratio securities held in the category is not more than 20.0% by December 31, 2017 and 19.50% by March 31, 2018 of the net demand and time liabilities.

•	Profit or loss on the sale of investments in both held-for-trading and available-for-sale categories are taken in the income statement. Profit on the sale of investments in the held-to-maturity category, net of tax and statutory reserve, is appropriated to the capital reserve account after being taken in the income statement. Loss on any sale is recognized in the income statement.

•	The market price of the security available from the stock exchange, the price of securities in subsidiary general ledger transactions, the Reserve Bank of India price list or prices declared by Primary Dealers Association of India jointly with the Fixed Income Money Market and Derivatives Association of India serves as the “market value” for investments in available-for-sale and held-for-trading securities. In June 2018, the Reserve Bank of India has proposed that the securities issued by state governments be valued at the price at which they are traded in the market in the case of traded securities, and for non-traded securities at the state-specific weighted average spread over the yield of central government securities of equivalent maturity as observed in primary auctions. Final guidelines in this regard have not yet been released.

•	Investments under the held-for-trading category should be sold within 90 days; in the event of inability to sell due to adverse factors including tight liquidity, extreme volatility or a unidirectional movement in the market, the unsold securities should be shifted to the available-for-sale category.

•	Investments may be shifted from or to held-to-maturity with the approval of the board of directors once a year, normally at the beginning of the accounting year; shifting of investments from available-for-sale to held-for-trading may be done with the approval of the board of directors, the Asset Liability Management Committee or the Investment Committee; shifting from held-for-trading to available-for-sale is generally not permitted. Since August 2010, the Reserve Bank of India has mandated that, with regard to sales and transfers of securities from or to the held-to-maturity category, if the value of sales exceeds 5.0% of the book value of the investment held in the held-to-maturity category at the beginning of the year, the market value of the investment will have to be disclosed in the notes to the financial accounts in the annual report along with the excess book value over market value for which a provision was not made.

Held-to-maturity securities need not be marked-to-market and are carried at acquisition cost, unless it is more than the face value, in which case the premium should be amortized over the period remaining to maturity. Investments under available-for-sale category are marked-to-market at quarterly intervals or at more frequent intervals and held-for-trading securities valued at market at monthly intervals or at more frequent intervals and provided for as in the case of those in the available for sale category. Depreciation or appreciation for each basket within the available-for-sale and held-for-trading categories is aggregated. Net appreciation in each basket, if any, which is not realized, is ignored, while net depreciation is provided for. In fiscal 2018, following the sharp increase in yields of government securities towards the latter part of the year, the Reserve Bank of India gave banks the option to spread the mark-to-market losses in the held-for-trading and available-for-sale portfolio equally over four quarters. This was allowed for losses incurred over any of the three months ended December 2017, March 2018 and June 2018.

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

With the aim of building adequate reserves to protect against sudden increase in yields, in April 2018 the Reserve Bank of India advised banks to create an Investment Fluctuation Reserve effective from the start of fiscal 2019. A minimum amount equal to either the net profit on sale of investments during the year or net profit for the year excluding mandatory appropriations, whichever is lower, would have to be transferred to the Investment Fluctuation Reserve. The amount in the Investment Fluctuation Reserve should cover at least 2.0% of the held-for-trading and available-for-sale portfolio, on a continuing basis. Where feasible, this requirement should be achieved within a period of three years. The Investment Fluctuation Reserve would be eligible for inclusion in tier 2 capital. In case the balance in the Investment Fluctuation Reserve is in excess of the minimum requirement of 2.0% of the held-for-trading and available-for-sale portfolio, banks can drawdown the excess amount at the end of the accounting year. If the balance is less than the minimum requirement, drawdown would be permitted only on meeting the minimum common equity tier 1/tier 1 capital requirements and cannot exceed the extent by which mark-to-market provisions surpass the net profit on sale of investments during the year.

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

Prohibition on Short-Selling

The Reserve Bank of India permits scheduled commercial banks and primary dealers to undertake short sale of central government dated securities, subject to the short position being covered within a maximum period of three months. The short selling entity has to ordinarily borrow securities from the repo market, in exceptional situations of market stress (e.g. short squeeze), it can deliver securities from its own held-to-maturity/available for sale/held-for-trading portfolios. All ‘notional’ short sales have to be closed by an outright purchase in the market and the securities so borrowed have to be brought back to the same portfolio, without any change in book value.

In February 2015, Reserve Bank of India permitted re-repo of government securities, including state development loans and treasury bills, acquired under reverse repo subject to prescribed conditions. In May 2016, the Reserve Bank of India also permitted re-repo of securities received under its Liquidity Adjustment Facility with market participants. In June 2018, Reserve Bank of India proposed to liberalise the eligible short sale participants and also relax the entity-wise and security category wise limits for short-selling in government securities. Final guidelines in this regard are awaited.

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

Subsidiaries and Other Financial and Non-financial Sector Investments

Banks need prior permission of the Reserve Bank of India to incorporate a subsidiary. Banks are required to maintain an “arm’s-length” relationship with our subsidiaries and with mutual funds sponsored by us in regard to business parameters such as not taking undue advantage in borrowing/lending funds, transferring/selling/buying of securities at rates other than market rates, giving special consideration for securities transactions, in supporting/financing the subsidiary or financing our clients through them when we are not able or not permitted to do so ourselves. We have to observe the prudential norms stipulated by the Reserve Bank of India, from time to time, in respect of our underwriting commitments. Pursuant to such prudential norms, our underwriting or the underwriting commitment of our subsidiaries under any single obligation shall not exceed 15.0% of an issue.

Under the Reserve Bank of India guidelines, a bank’s equity investments in a subsidiary company, or a financial services company (including a financial institution, a stock or other exchange or a depository) which is not a subsidiary, should not exceed 10.0% of the bank’s paid-up share capital and reserves and the total investments made in all subsidiaries and all non-subsidiary financial services companies should not exceed 20.0% of the bank’s paid-up share capital and reserves. However, the cap of 20.0% does not apply, nor is the prior approval of the Reserve Bank of India required, if investments in financial services companies are held under the “held-for-trading” category, and are not held beyond 90 days. The Reserve Bank of India has advised that they may seek prior approval of the regulator in case the 20.0% limit is likely to be breached on account of any fresh investment in subsidiaries/joint ventures.

In September 2015, the Reserve Bank of India advised that banks which have a capital adequacy ratio of 10.0% or more and have also made net profits as of March 31 of the previous year need not approach the Reserve Bank of India for prior approval for equity investments in financial service companies where after such investment, the holding of the bank remains less than 10.0% of the investee company’s paid-up capital, and the holding of the bank, along with its subsidiaries or joint ventures or entities, continues to remain less than 20.0% of the investee company’s paid-up capital. In September 2017, this requirement of capital adequacy ratio has been replaced with minimum prescribed capital including capital conservation buffer.

Under the Reserve Bank of India regulations, a bank’s equity investments in companies engaged in non-financial services activities are subject to a limit of 10.0% of the investee company’s paid-up share capital or 10.0% of the bank’s paid-up share capital and reserves, whichever is less. For the purpose of this limit, equity investments held under the held-for-trading category are included. Investments within these limits would not require prior approval of the Reserve Bank of India. Equity investments in any non-financial services company held by a bank, or entities which are bank’s subsidiaries, associates or joint ventures, and mutual funds managed by asset management companies controlled by the bank should in the aggregate not exceed 20.0% of the investee company’s paid-up share capital. Any investment by a bank in excess of 10.0% of the investee company’s paid-up share capital, but not exceeding 30.0%, requires the approval of the Reserve Bank of India.

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

Banks can make investments up to 10.0% of the unit capital of a Real Estate Investment Trust/Infrastructure Investment Trust subject to an overall ceiling of 20.0% of its net worth. Investments are permitted for direct investments in shares, convertible bonds/debentures, units of equity-oriented mutual funds and exposures to Alternative Investment Funds. Banks are also permitted to invest up to 10.0% of the paid up capital/unit capital in a Category I/Category II Alternative Investment Fund. Investment by banks in category III Alternative Investment Fund is prohibited and investment by a bank’s subsidiary in a Category III Alternative Investment Fund is subject to the regulatory minimum prescribed by the Securities and Exchange Board of India.

The Reserve Bank of India has permitted banks to become a Clearing Member of the commodity derivatives segment of recognised exchanges of the Securities and Exchange Board of India subject to satisfying prudential norms and offering broking services only through a separate subsidiary set up for the purpose or one of its existing subsidiaries and fulfilling the terms and conditions mentioned in the master direction on financial services provided by banks.

Regulations Relating to Securitization of Loans

In February 2006, the Reserve Bank of India issued guidelines on securitization of standard assets by banks and financial institutions. With a view to developing an orderly and healthy securitization market, and aligning originators’ and investors’ interests, the Reserve Bank of India issued guidelines on securitization in May 2012. Under the guidelines, all on-balance sheet standard assets are eligible for securitization, except for revolving credit facilities, mortgage-backed securities, asset-backed securities and loans with bullet repayment of both principal and interest (other than specifically permitted). Loans must also meet a minimum holding period requirement, based on the tenor and repayment frequency of the loan, in order to be eligible for securitization. A minimum retention requirement is prescribed so that the originating banks have a continuing stake in the performance of the securitized assets. The total exposure of banks to the securitized loans cannot exceed 20.0% of the total securitized instruments, and any exposure in excess of this limit must be risk weighted at 1,250%.

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

The Reserve Bank of India guidelines require that payment of interest be calculated on savings bank account deposits on the basis of daily average balances.

Domestic time deposits and rupee-denominated non-resident ordinary accounts have a minimum maturity of seven days. Rupee denominated non-resident external rupee accounts have a minimum maturity of one year. Time deposits from non-resident Indians denominated in foreign currency have a minimum maturity of one year and a maximum maturity of five years.

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

Interest rates on non-resident foreign currency term deposits of one to three years and three to five years are linked to the LIBOR/SWAP rates for the U.S. dollar of corresponding maturity. The rate is periodically prescribed by the Reserve Bank of India. With effect from March 1, 2014, interest rates on FCNR (B) deposits of tenor one to three years was fixed at LIBOR/SWAP plus 200 basis points and interest rate for deposits of tenor three years to five years was fixed at LIBOR/SWAP plus 300 basis points. Interest rates on non-resident rupee savings deposits are set at the rate applicable to domestic savings deposits. Since fiscal 2012, banks are free to determine the interest rates on non-resident (external) rupee deposits and ordinary non-resident accounts. However, the interest rates cannot exceed the rate offered by the bank on comparable domestic rupee deposits. In August 2013, the Reserve Bank of India removed the ceiling on interest rates for non-resident (external) rupee deposits of three years and above until February 28, 2014. Effective March 1, 2014, the interest rates offered on FCNR (B) deposits of tenor three to five years were re-instated to the ceiling of LIBOR/SWAP plus 300 basis points as against the exceptional rate of LIBOR/SWAP plus 400 basis points permitted from August 2013 to February 2014. Also, interest rates of non-resident (external) rupee deposits was capped to comparable domestic rupee deposits as compared to the earlier deregulation of interest rates permitted from August 2013 to February 2014. The ceiling on ordinary non-resident accounts however continued.

With a view to increasing the availability of financial services across regions and population segments, the Reserve Bank of India has advised banks to make available a basic savings bank deposit account without having the requirement of any minimum balance.

Regulations Relating to Customer Service and Customer Protection

Enhancing customer service and customer protection is a focus area for the Reserve Bank of India and has regularly emphasized on offering efficient, fair and speedy customer service. In this regard, a committee was set up in fiscal 2010 to consider improvements in customer service in banks. Following the recommendations made by the committee, the Reserve Bank of India has issued several guidelines. In July 2013, banks were mandated to have a uniform pricing policy for all customers across all branches, irrespective of the branch in which the account was opened. Further, draft guidelines on wealth management and marketing services offered by banks were issued. According to the guidelines, wealth management services can be offered only through a subsidiary or a separately identifiable department or division in the bank in order to avoid conflict of interest. Further, banks need to take prior approval of the Reserve Bank of India for offering wealth management services. In May 2014, the Reserve Bank of India issued guidelines instructing banks to not charge foreclosure charges or prepayment penalties on floating rate term loans sanctioned to individual borrowers. Further, banks are also not permitted to levy penal charges for non-maintenance of minimum balance in inoperative accounts.

In November 2014, the Reserve Bank of India issued additional guidelines on levy of charges for non-maintenance of minimum balances in savings bank accounts. According to the guidelines, the penal charges should be a fixed percentage levied on the amount of difference between the actual balance maintained and the minimum balance as agreed upon at the time of opening an account. A suitable structure on minimum balances and penal charges should be finalized for recovery of charges. Further, the balance in the savings account should not turn into a negative balance solely on account of levy of charges for non-maintenance of the minimum balance.

In December 2014, the Reserve Bank of India has issued a charter of customer rights, which provides the broad overarching principles for the protection of bank customers. The charter describes five basic rights of bank customers which are the right to fair treatment, the right to transparency, fair and honest dealing, the right to suitability, the right to privacy and the right to grievance redressal and compensation.

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

In July 2017, the Reserve Bank of India has issued directions to banks for determining customer liability in case of Unauthorized Electronic Banking Transaction. Banks are required to ask their customers to mandatorily register for SMS alerts and if available e-mail alerts, for electronic banking transactions. SMS alerts must be sent to customers themselves, while email alerts may be sent to whomever registered. Customers should notify their bank of any unauthorized electronic banking transaction at the earliest after the occurrence of such transaction, and should be aware that the longer a customer takes to notify the bank of an unauthorized transaction, the higher the risk of loss to the bank or customer. The facility of electronic transactions (other than ATM cash withdrawals) may not be offered to customers who do not provide mobile numbers. The Reserve Bank of India has advised banks to clearly define the rights and obligations of customers in case of unauthorized transactions in specified scenarios. Further, banks are required to formulate/revise their customer relations policy, with approval of their Boards, to cover aspects of customer protection, including the mechanism of creating customer awareness on the risks and responsibilities involved in electronic banking transactions and customer liability in cases of unauthorized electronic banking transaction.

In April 2018, the Reserve Bank of India disallowed entities regulated by it, including banks, to deal in virtual currencies or to provide services facilitating any person or entity in dealing with or settling virtual currencies. Such services include maintaining accounts, registering, trading, settling, clearing, giving loans against virtual tokens, accepting them as collateral, opening accounts of exchanges dealing with them and transfer/receipt of money in accounts relating to purchase/sale of virtual currencies. Regulated entities that were already providing such services were required to exit those relationship within three months.

Deposit Insurance

Demand and time deposits of up to Rs. 100,000 accepted by Indian banks must be insured with the Deposit Insurance and Credit Guarantee Corporation, a wholly owned subsidiary of the Reserve Bank of India. Banks are required to pay the insurance premium for the eligible amount to the Deposit Insurance and Credit Guarantee Corporation on a semi-annual basis. The cost of the insurance premium cannot be passed on to the customer. Under the new Companies Act, 2013, deposit insurance has been made mandatory for companies accepting deposits. In September 2015, the Reserve Bank of India released the Report of the Committee on Differential Premium System for Banks in India, proposing the introduction of risk-based premium in India.

The Depositor Education and Awareness Fund (“DEAF”) Scheme, 2014—Section 26A of the Banking Regulation Act, 1949

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

Regulations Relating to Know Your Customer and Anti-Money Laundering

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

In June 2017, the Ministry of Finance (Department of Revenue) has notified amendments to the Prevention of Money Laundering Rules, 2005. These amendments now require banks to obtain the Aadhaar number (the unique identification number provided by the government of India) from resident individuals (including authorized signatories of non-individual accounts), along with their Permanent Account Number (the unique identification number required for filing income tax returns). New individual customers have been provided a time period of six months from the date of commencement of an account based relationship, whereas existing individual customers had been provided time until December 31, 2017 to submit their Aadhaar and Permanent Account numbers, failing which their accounts shall cease to be operational until the time the documents are submitted to the bank. In April 2018, The Reserve Bank of India directed that the final timelines for submission of Aadhaar and Permanent Account numbers shall be subject to the final judgement of the Honorable Supreme Court.

The Reserve Bank of India has prescribed comprehensive guidelines to be observed by banks/financial institutions under its jurisdiction with regard to know your customer, anti-money laundering and combating financing of terrorism procedures in line with the provisions of the Prevention of Money Laundering Act 2002 and Rules notified there under. This is in line with the recommendations made by the Financial Action Task Force on Anti-Money Laundering standards and on Combating Financing of Terrorism. The objective of these guidelines is to prevent banks from being used, intentionally or unintentionally, by criminal elements for money laundering or terrorist financing activities. The guidelines cover key aspects including customer acceptance policy, customer due-diligence procedures, monitoring of transactions and risk management. The guidelines also cover enhanced due diligence measures, regulatory reporting as per the Prevention of Money Laundering Act, appointment of designated director and principal officer, training of employees and independent audit of anti-money laundering/know your customer framework and provision for simplified know your customer procedures for opening small accounts.

The Reserve Bank of India guidelines also provide for simplified Know Your Customers procedures for individuals opening small accounts with restricted features and prescribed threshold limits, known as basic savings bank deposit accounts.

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

According to Reserve Bank of India guidelines regarding prudential limits for interbank liabilities, a bank’s interbank liabilities cannot exceed 200.0% of its net worth as on the last day of the previous fiscal year. Individual banks have been permitted, with the approval of their boards of directors, to fix a lower limit for their interbank liabilities, keeping in view their business model. However, banks whose capital to risk assets ratio is at least 25.0% more than the minimum capital to risk assets ratio as on the last day of the previous fiscal year, are allowed a higher limit with respect to interbank liability of up to 300.0% of their net worth. The limits prescribed include only fund-based, interbank liabilities within India (including interbank liabilities in foreign currency to banks operating within India), and interbank liabilities outside India are excluded. The Reserve Bank of India guidelines also stipulate that existing limits on call-money borrowing shall form a sub-limit of the above-mentioned limit. At present, on a daily average basis, call/notice money borrowings should not exceed 100% of a bank’s capital funds. However, banks are allowed to borrow a maximum of 125.0% of their capital funds on any day during a fortnight.

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

The Reserve Bank of India has also issued guidelines requiring banks to meet liquidity requirements in the form of Liquidity Coverage Ratio and Net Stable Funding Ratio to ensure banks maintain sufficient funds for meeting short term and long term asset maturities.

Foreign Currency Dealership

The Reserve Bank of India has granted us a full-fledged authorized dealers’ license to deal in foreign exchange through our designated branches. Under this license, we have been granted permission to:

•	engage in foreign exchange transactions in all currencies;

•	open and maintain foreign currency accounts abroad;

•	raise foreign currency and rupee-denominated deposits from non-resident Indians;

•	grant foreign currency loans to onshore and offshore corporations;

•	open documentary credits;

•	grant import and export loans;

•	handle collection of bills, and funds transfer services;

•	issue guarantees; and

•	enter into derivative transactions and risk management activities that are incidental to our normal functions authorized under our organizational documents and as permitted under the provisions of the Banking Regulation Act.

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

Our foreign exchange operations are subject to the guidelines specified by the Reserve Bank of India in the exchange control manual. As an authorized dealer, we are required to enroll as a member of the Foreign Exchange Dealers Association of India, which prescribes the rules relating to foreign exchange business in India. We are also among banks that submit data to regulatory authorities/bodies for the setting of financial benchmarks wherever we are nominated. In April 2014, the Reserve Bank of India issued guidelines recommending measures to strengthen the quality, methodology and the governance framework with respect to financial benchmarks. This was based on recommendations submitted by the committee on financial benchmarks. According to the guidelines, banks submitting data would have to implement an internal board approved policy on governance of the benchmark submission process and periodically submit a confirmation on compliance with the guidelines. Further, it was proposed that an independent company be set up for the administration of benchmarks. In July 2015, the Financial Benchmarks India Private Limited (FBIL) was set up which would administer the overnight interbank rate and which would be based on the actual traded rate every morning. In March 2018, the Reserve Bank of India advised the Financial Benchmarks India Private Limited to take the responsibility of computing and disseminating of reference rate for US$/Rupee and exchange rate of other major currencies, and began the process from July 10, 2018. Authorized dealers, like us, are required to determine our limits on open positions and maturity gaps in accordance with the Reserve Bank of India guidelines and these limits are approved by the Reserve Bank of India.

Gold Monetization Scheme and Sovereign Gold Bonds

In October 2015, the Reserve Bank of India issued guidelines on a gold monetization scheme where banks are allowed to mobilize gold deposits and provide loans against these deposits. The minimum deposit under the gold deposit scheme at any one time is 30 grams of raw gold with short-term bank deposits allowed for a minimum of one to three years, and treated as on-balance sheet liability, and medium-term deposits of five to seven years and long-term of 12-15 years. The medium and long-term deposits will be the liability of the central government. The redemption of medium and long-term deposits, at the option of the depositor, can be either in the Indian rupee equivalent of the value of the deposited gold or in the gold itself.

The Reserve Bank of India also issued guidelines on sovereign gold bonds with investments in such bonds being eligible for statutory liquidity ratio calculations. The bonds could also be used as collateral for loans.

Statutes Governing Foreign Exchange and Cross-Border Business Transactions

Foreign exchange and cross-border transactions undertaken by banks are subject to the provisions of the Foreign Exchange Management Act. Banks are required to monitor transactions of customers based on predefined rules using a risk-based approach. The transaction monitoring system envisages identification of unusual transactions, undertaking due diligence on such transactions and, if confirmed as suspicious, reporting to the Financial Intelligence Unit of the respective jurisdiction. Our transaction monitoring system is periodically reviewed and is being supplemented with appropriate anti-money laundering software technology solutions.

The Reserve Bank of India issues guidelines on external commercial borrowings and trade credits from time to time. Consolidated guidelines relating to external commercial borrowings are covered by the Reserve Bank of India in its Master Direction on External Commercial Borrowings, Trade Credit, Borrowing and Lending in Foreign Currency by Authorized Dealers and Persons other than Authorized Dealers and its Master Direction on Reporting under Foreign Exchange Management Act, 1999, as amended. The guidelines do not permit financial intermediaries, including banks, to raise such borrowings or provide guarantees in favor of overseas lenders for such borrowings other than issuance of rupee denominated bonds overseas in accordance with the framework for issuance of rupee denominated bonds overseas. Eligible borrowers, which are largely corporations, may raise such borrowings for investments such as the import of capital goods, in new and expansion projects, and also to meet foreign exchange needs of the infrastructure sector. The external commercial borrowing proceeds can also be utilized for overseas direct investment in joint ventures and wholly owned subsidiaries subject to the existing guidelines on Indian Direct Investment in joint ventures and wholly owned subsidiaries abroad. In April 2018, the Reserve Bank of India revised the external commercial borrowings framework. As per the revised guidelines, eligible borrowers were allowed to raise such borrowings for purposes other than the end-uses restrictions prescribed earlier. Utilization of external commercial borrowing continued to be restricted for capital market investments or acquisitions in India or real estate investments or purchase of land (except when used for affordable housing, construction and development of special economic zones and industrial parks/integrated townships) or working capital purposes or General Corporate or repayment of rupee loan and on-lending for all such restricted purposes.

In September 2015, the Reserve Bank of India allowed Indian resident borrowers to raise trade credit in Rupees after entering into a loan agreement with the overseas lender, subject to certain conditions. Further, overseas lenders of Rupee denominated trade credits are now eligible to hedge their exposure in Rupees through permitted derivative products in the onshore market.

Borrowers are permitted to raise external commercial borrowings for the purpose of refinancing an existing external commercial borrowing. This was, however, not permissible from the overseas branches/subsidiaries of Indian banks in January 2018, the Reserve Bank of India permitted overseas branches/subsidiaries of Indian banks to refinance external commercial borrowings of highly rated (AAA) companies as well as certain categories of public sector units, provided the outstanding maturity of the original borrowing is not reduced and the all-in-cost of fresh external commercial borrowings is lower than the existing external commercial borrowing. Partial refinance of existing external commercial borrowings is also permitted subject to above conditions.

A new framework for external commercial borrowing was introduced in November 2015 by the Reserve Bank of India. Key features of the revised framework included fewer restrictions on the end-use of external commercial borrowings, a liberal approach for Indian rupee-denominated borrowings where the currency risk is borne by the lender, an expanded list of overseas lenders to include sovereign wealth funds, pension funds and insurance companies, and an enhanced limit for small value external commercial borrowings with minimum average maturity of three years from US$20 million to US$50 million. The framework comprises of three components: 1) medium-term foreign currency borrowings with minimum average maturity of three to five years termed as track I; 2) long-term foreign currency borrowings with minimum average maturity of 10 years termed as track II and 3) Indian rupee-denominated borrowings with minimum average maturity of three to five years termed as track III. Lending by overseas branches and subsidiaries of Indian banks is permitted only for medium-term borrowings (track I).

The all-in-cost ceiling is LIBOR plus 300 basis points for borrowings with an average maturity period of three to five years and LIBOR plus 450 basis points for borrowings with average maturity of over five years under track I. Under track II, the all-in-cost ceiling is a maximum spread of 500 basis points over the benchmark, and under track III the cost should be in line with market conditions. Companies in the infrastructure sector, non-banking financial companies-infrastructure finance companies, non-banking finance companies-asset finance companies, holding companies and core investment companies will also be eligible to raise external commercial borrowings under track I of the framework with minimum average maturity period of five years, subject to 100% hedging.

As a measure of rationalizing and liberalizing the external commercial borrowings policy, in April 2018 the Reserve Bank of India introduced certain changes to the framework. A uniform all-in-cost ceiling of 450 basis points over the benchmark rate was introduced. The benchmark rate for track 1 and track II was set to the six month LIBOR or applicable benchmark for respective currency and for track III the benchmark was set to the prevailing yield of the government of India securities of corresponding maturity. The list of eligible borrowers was expanded. Housing finance companies regulated by the National Housing Bank and port trusts were allowed to raise external commercial borrowings under track 1 subject to 100.0% hedging at all times. Companies engaged in maintenance, repair and overhaul and freight forwarding were permitted rupee denominated borrowings.

Guidelines on issuance of rupee-linked bonds in overseas markets was introduced in September 2015 by the Reserve Bank of India. As per the guidelines, Indian companies eligible to raise external commercial borrowings will be permitted to issue such bonds. Apart from companies, Real Estate Investment Trusts and Infrastructure Investment Trusts are also eligible to borrow under the guidelines. The bonds can be issued in jurisdictions which are Financial Action Task Force (“FATF”) compliant. The minimum maturity for these bonds would be five years and the only end-use restrictions are a negative list of activities including purchase of land, capital market exposure and real estate.

In April 2016, the framework for issuance of rupee-denominated bonds overseas by Indian corporations was revised. The issuance of rupee-denominated bonds overseas will be within the aggregate limit of foreign investment permitted in corporate debt as notified from time to time. The maximum amount that could be borrowed by an entity in a financial year under the automatic route by issuance of these bonds was Rs. 50 billion. Proposals to borrow beyond Rs. 50 billion required prior approval of the Reserve Bank of India. The rupee-denominated bonds could only be issued in a specified country and could be subscribed by a resident of the specified country. Additionally, the investor subscribing to the rupee-denominated bond could not be a related party to the issuer under the Indian accounting standards. The minimum maturity for these bonds was set at three years to align with the maturity guidelines on foreign investment in corporate bonds through the foreign portfolio investment route. In September 2017, the Reserve Bank of India excluded rupee denominated bonds from the limit of investment by foreign portfolio investors in corporate bonds. This is effective from October 3, 2017.

In June 2017, the Reserve Bank of India advised that any proposal of borrowing by eligible Indian entities for issuance of these bonds have to be forwarded through the authorized dealer bank to Foreign Exchange Department, of the Reserve Bank for examination under the approval route. Further, minimum original maturity period for Rupee denominated bonds raised up to US$ 50 million equivalent in Indian Rupee per financial year should be 3 years and for bonds raised above US$ 50 million equivalent in Indian Rupee per financial year should be 5 years.

In March 2018, following the identification of a fraud in an Indian bank, the Reserve Bank of India discontinued the issuance of letter of undertakings/letter of comforts for trade credits for imports into India by banks. Letters of credit and bank guarantees for trade credits for imports into India continue to be issued subject to compliance with Reserve Bank of India guidelines. The Reserve Bank of India has prescribed operational controls with regard to SWIFT along with timelines for implementation by banks.

Foreign Currency Borrowings by Banks in India

The Reserve Bank of India has allowed banks to borrow funds from their overseas branches and correspondent banks (including borrowings for financing export credit, external commercial borrowings and overdrafts from their head office/nostro account) up to a limit of 100.0% of unimpaired Tier 1 capital or US$10 million, whichever is higher.

All the regulations and guidelines issued by the Reserve Bank of India, as amended from time to time, in connection with foreign currency borrowings by banks in India have been consolidated in the master circular on Risk Management and Interbank Dealings. The aforesaid limit applies to the aggregate amount availed of by all the offices and branches in India from all their branches or correspondents abroad and also includes overseas borrowings in gold for funding domestic gold loans. Capital funds raised by issue of innovative perpetual debt instruments and other overseas borrowings with the specific approval of the Reserve Bank of India will continue to be outside the limit of 100.0% of unimpaired Tier 1 capital. In July 2015, the Reserve Bank of India permitted banks to borrow from international/multilateral financial institutions without its prior approval.

Information Technology and Cyber Security

The Reserve Bank of India has issued guidelines in April 2011 on information security, electronic banking, technology risk management and cyber frauds. While the guidelines are not “one-size-fits-all,” the implementation of the guidelines need to be risk-based and commensurate with the nature and scope of activities engaged by banks and the technology environment prevalent in the bank and the support rendered by technology to the business processes. The guidelines broadly cover nine subject areas relating to information technology vis-à-vis information technology governance, information security, IT operations, IT services outsourcing, information systems audit, cyber frauds, business continuity planning, customer education and legal issues. The implementation of the guidelines is to be monitored by the top management on an ongoing basis.

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

In February 2018, the Reserve Bank of India prescribed several operational controls with regard to SWIFT along with timelines for implementation by banks. Further, banks were required to present to the board of directors the measures instituted/proposed to be instituted to secure ongoing compliance with the prescribed safeguards.

In view of the changing nature of cyber risks driven by several factors, the Reserve Bank of India in November 2017 advised banks to ensure that the information assets (more particularly customer service information) were well protected at all locations/points and security ecosystem were adequately geared up, Further, Banks were advised to take steps in providing sustained assurance on cyber security initiatives by identifying the shortcomings and initiating timely action to address them promptly, to enforce proper authentication mechanism and to adopt and document a ‘security by design’ approach in the implementation of all digital products offered to the customers. The Reserve Bank of India has instructed banks to present details of significant cyber security incidents periodically to the board/information technology sub-committee of the board for suitable directions.

See also “Risk Factors—Risks Relating to Our Business—We face security risks, including denial of service attacks, hacking, social engineering attacks targeting our colleagues and customers, malware intrusion or data corruption attempts, and identity theft that could result in the disclosure of confidential information, adversely affect our business or reputation, and create significant legal and financial exposure”.

Legal Reserve Requirements

Cash Reserve Ratio

A bank is required to maintain a specified percentage of its net demand and time liabilities, excluding interbank deposits, by way of cash reserve with itself and by way of balance in current account with the Reserve Bank of India. Following the enactment of the Reserve Bank of India (Amendment) Bill 2006, the floor and ceiling rates (earlier 3.0% and 20.0%, respectively) on the cash reserve ratio were removed. The following liabilities are excluded from the calculation of the demand and time liabilities to determine the cash reserve ratio:

•	interbank liabilities;

•	liabilities to primary dealers;

•	refinancing from the Reserve Bank of India and other institutions permitted to offer refinancing to banks; and

•	perpetual debt qualifying for lower Tier 1 capital treatment.

The cash reserve ratio is currently at 4% of a bank’s demand and time liabilities adjusted for the exemptions which include (but are not limited to) (i) the paid up capital, reserves and credit balance of the bank; (ii) net income tax provision; (iii) amount received from Deposit Insurance and Credit Guarantee Corporation towards claims and held by banks pending adjustments; (iv) provision not being a specific liability arising from contracting additional liability and created from profit and loss account; and (v) demand and time liabilities in respect of their offshore banking units, effective from the fortnight beginning February 9, 2013.

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

Statutory Liquidity Ratio

In addition to the cash reserve ratio, a bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid assets like cash, gold or approved unencumbered securities. In October 2015, the Reserve Bank of India also allowed investments in sovereign gold bonds be considered in the calculation of statutory liquidity ratio. During fiscal 2017, the statutory liquidity ratio was gradually reduced with a 25 basis point reduction each quarter from 21.5% to 21.25% effective April 2, 2016, further to 21.0% effective July 9, 2016, to 20.75% effective October 1, 2016 and 20.50% from January 7, 2017. In fiscal 2018, the statutory liquidity ratio was reduced further by 50 basis points to 20.0% effective June 24, 2017 and further to 19.5% effective October 14, 2017.

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

As noted above, banks in India are already required, under Indian law and regulation, to maintain a statutory liquidity ratio at or above a prescribed percentage (currently 19.5%). The statutory liquidity ratio is calculated as the ratio of a bank’s liquid assets, such as cash, gold or approved unencumbered securities (the “statutory liquidity ratio securities”), to its net demand and time liabilities. Statutory liquidity ratio securities include Indian central government securities as well as certain securities issued by Indian state governments. Further, as per guidelines issued on liquidity standards in November 2014, the Reserve Bank of India allows banks, under certain stressed conditions, to avail themselves of a special liquidity facility against certain securities classified as level one high quality liquid assets. The facility, called the Facility to Avail Liquidity for Liquidity Coverage Ratio, is operated by the Reserve Bank of India. Access to the facility is included in a bank’s liquidity coverage ratio. Although the statutory liquidity ratio is not a part of the Basel III liquidity standards, a portion of a bank’s statutory liquidity ratio securities may be recognized as high quality liquid assets under the Reserve Bank of India’s liquidity coverage ratio guidelines.

The Reserve Bank of India permits banks to recognize as level one high quality liquid assets under the liquidity coverage ratio, statutory liquidity ratio securities having a value of up to (i) 2.0% of a bank’s net demand and time liabilities, for securities eligible for availing liquidity under the Reserve Bank of India’s Marginal Standing Facility; (ii) an additional 5.0% of a bank’s net demand and time liabilities, for securities eligible for availing liquidity under the Reserve Bank of India’s Facility to Avail Liquidity for Liquidity Coverage Ratio and (iii) a proportion of net demand and time liabilities under the Facility to Avail Liquidity for Liquidity Coverage Ratio within the mandatory statutory liquidity ratio requirement, which was increased from 3.0% to 4.0% in July 2016 and further to 6.0% in June 2018. Thus, a total of 13.0% of net demand and time liabilities comprising statutory liquidity ratio securities would be available for banks to recognize as level one high quality liquid assets. Statutory liquidity ratio securities include certain Indian state government securities that would also qualify as level one high quality liquid assets under the Reserve Bank of India guidelines, while the Basel III liquidity standards include only national sovereign securities. Banks in India generally hold a significant proportion of their statutory liquidity ratio securities in the form of investments in Indian central government securities which would qualify as level one high quality liquid assets under the Basel III standards.

From January 1, 2016 onwards, the liquidity coverage ratio standard, liquidity risk monitoring tools and liquidity coverage ratio disclosure standards are applicable to Indian banks on a consolidated basis.

Net Stable Funding Ratio (NSFR)

In May 2018, the Reserve Bank of India issued final guidelines on net stable funding ratio. The ratio promotes resilience over a longer time horizon by requiring banks to fund their activities with more stable sources on an ongoing basis. According to the guidelines, net stable funding ratio is defined as the amount of available stable funding relative to the amount of required stable funding. Banks will be required to maintain a ratio of at least 100.0% on an ongoing basis. The implementation date of the guidelines is yet to be announced by the Reserve Bank of India.

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

Voting rights are capped at 15.0%. However, any acquisition of shareholding/voting rights of 5.0% or more will require the prior approval of the Reserve Bank of India. See also “Overview of the Indian Financial Sector—Structural Reforms—Report on Governance of Boards of Banks in India.”

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

The Reserve Bank of India, in its guidelines for new private sector banking licenses, has mandated all new banks pursuant to the issuance of such licenses, to be set up under a financial holding company structure. See also “Overview of the Indian Financial Sector—Structural Reforms—Discussion Paper on Banking Structure.”

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

the net non-performing asset ratio. Banks should have a minimum capital adequacy ratio of 9.0% for three consecutive years (including the accounting year for which it proposes to declare dividend) and a net non-performing assets ratio of less than 7.0% to be eligible to declare dividends. A bank with a net non-performing assets ratio of less than 3.0% can declare a dividend of up to 35.0% if its capital adequacy ratio for three years is 11.0% or above, a dividend of 30.0% if its capital adequacy ratio is 10.0% or more and up to 25.0% if its capital adequacy ratio is 9.0% or above. A bank with a net non-performing assets ratio between 3.0% and 5.0% can declare a dividend of up to 25.0%, 20.0% and 15.0% against the three-year capital adequacy ratio of 11.0%, 10.0% and 9.0%, respectively. Similarly, a bank with a net non-performing assets ratio between 5.0% and 7.0% can declare a dividend of up to 15.0%, 10.0% and 5.0% against the three-year capital adequacy ratios of 11.0%, 10.0% and 9.0%, respectively.

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

Moratorium, Reconstruction and Amalgamation of Banks

The Reserve Bank of India can apply to the government of India for suspension of business by a banking company. The government of India, after considering the application of the Reserve Bank of India, may order a moratorium staying commencement of action or proceedings against such company for a maximum period of six months. During such period of moratorium, the Reserve Bank of India may (a) in the public interest; (b) in the interest of the depositors; (c) in order to secure the proper management of the bank; or (d) in the interests of the banking system of the country as a whole, prepare a scheme for the reconstruction of the bank or merger of the bank with any other bank. In circumstances entailing reconstruction of the bank or merger of the bank with another bank, the Reserve Bank of India invites suggestions and objections on the draft scheme prior to placing the scheme before the government of India for its approval. The central government may approve the scheme with or without modifications. The law does not require consent of the shareholders or creditors of such banks. The Reserve Bank of India has consolidated all regulations relating to amalgamation of private sector banks in the Master Direction — Amalgamation of Private Sector Banks, Directions, 2016.

Regulations on Amalgamation between Private Sector Banks and between Banks and Non-banking Finance Companies

In April 2016, the Reserve Bank of India issued revised guidelines on amalgamation between private sector banks and between banks and non-banking finance companies. The guidelines particularly emphasize the examination of the rationale for mergers, the systemic benefits arising from it and the advantages accruing to the merged entity. With respect to a merger between two private sector banks, the guidelines require the draft scheme of merger to be approved by the shareholders of both banks with a two-thirds majority after approval by the boards of directors of the two banks concerned. The draft scheme should also consider the impact of the merger on the valuation, profitability and capital adequacy ratio of the amalgamating bank and verify that the reconstituted board conforms to the Reserve Bank of India norms. The approved scheme needs to be submitted to the Reserve Bank of India for valuation and approval in accordance with the Banking Regulation Act, along with other documentation such as the draft document of proposed merger, copies of all relevant notices and certificates, swap ratio, share prices, etc. With respect to a merger of a bank and a non-banking company, where the non-banking company is proposed to be amalgamated with the bank, the banking company has to obtain the approval of the Reserve Bank of India after the scheme of amalgamation is approved by its Board and the Board of the non-banking finance company, but before it is submitted to the tribunal for approval. See also “—Other Statutes—Competition Act.”

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

Financial Stability and Development Council and Financial Sector Legislative Reforms Commission

The Indian government set up an apex-level body called the Financial Stability and Development Council in fiscal 2011. This is an independent body that oversees regulation and strengthens mechanisms for maintaining financial stability. The institution monitors macro-prudential supervision of the economy and the functioning of large financial conglomerates, addresses inter-regulatory coordination issues and focuses on financial literacy and financial inclusion activities. The government has also set up a Financial Sector Legislative Reforms Commission to review the financial sector laws and to bring them in line with the requirements of the sector. The commission submitted its report in March 2013 and has proposed an Indian Financial Code that consolidates different laws governing the financial sector. The framework incorporates components like consumer protection, regulation, capital controls, systemic risk and resolution. The Code also proposed the transition to a regulatory system where the Reserve Bank of India regulates the banking and payments system and of a Unified Financial Agency subsuming all other existing financial sector regulators like the Insurance Regulatory Development Authority of India and the Securities and Exchange Board of India.

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

Resolution Regime for Financial Institutions

The Financial Stability and Development Council constituted a high level working group to consider the strengthening of the resolution regime for financial institutions. The working group submitted its report in May 2014. Some key recommendations of the group include setting up of an independent Financial Resolution Authority which would be responsible for implementation of the resolution framework in coordination with respective financial sector regulators. The financial resolution framework should be legally enforceable and extend to all financial institutions including banks, non-banks and financial conglomerates. The framework identifies a set of tools like liquidation, purchase and assumption, and bail-in which involve converting existing creditors into shareholders, temporary public ownership, etc. The resolution framework should avoid use of taxpayers’ money and ensure imposition of losses to shareholders and unsecured creditors. In case of financial institutions under distress and deemed to be systemically important, the government taking control of the financial institution can be a last option for resolution when all other options fail. In the Union Budget for fiscal 2017, the government had indicated that a comprehensive Code on Resolution of Financial Firms will be introduced as a bill in Parliament. In this regard, the Financial Resolution and Deposit Insurance (FRDI) Bill, 2017 was introduced in parliament in August 2017 to provide a system for quick, orderly and efficient resolution of financial firms in favor of depositors. This code provides a specialized resolution mechanism to deal with bankruptcy situations in banks, insurance companies, and financial sector entities. The Bill is now under review by a joint committee of parliament and their report in this regard is awaited.

Prompt Corrective Action by the Reserve Bank of India

In December 2002, the Reserve Bank of India had issued guidelines with regard to structured action to be taken on banks that hit specified triggers in terms of capital adequacy ratio, net non-performing assets and return on assets. Structured actions by the Reserve Bank of India could include restriction on banks in increasing their risk-weighted assets, making dividend payments and expanding into new businesses.

The Reserve Bank of India revised the Prompt Corrective Action framework for banks effective from April 1, 2017. As per the revised guidelines, a bank may be placed under the framework at any point in time, if it is found to breach any of the parameters prescribed. The key criteria for invocation of the prompt correct action include (i) falling below a capital adequacy ratio of 10.25% and/or below a common equity Tier 1 ratio of 6.75%, (ii) exceeding net non-performing asset ratio of 6.0%, (iii) negative return on assets for two consecutive years, or (iv) a leverage ratio of below 4.0%. Depending upon the extent of breach, the bank may be classified into three risk thresholds and will be accordingly restricted from business expansion and will be required to take mandatory action for resolution. A bank breaching the risk threshold where the common equity Tier 1 falls below 3.625% could be considered for resolution through tools like amalgamation, reconstruction and winding-up. In fiscal 2018, eleven public sector banks were under the prompt correct action of the Reserve Bank of India mainly due to impairment in asset quality.

Regulations Governing Use of Business Correspondents

To increase the outreach of banking and promote greater financial inclusion, in January 2006 the Reserve Bank of India issued guidelines for the engagement of business correspondents by banks providing banking and financial services. Business correspondents are agents engaged by banks to provide banking services at locations other than a bank branch. Business correspondents offer a limited range of banking services at low cost, as setting up a brick and mortar branch may not be viable in all areas. Banks are required to take full responsibility for the acts of omission and commission of the business correspondents that they engage and to conduct due diligence for minimizing agency risks. When the business correspondent model was introduced in January 2006, the entities permitted to act as business correspondents included individuals such as retired bank employees, retired teachers, individual owners of small, independent grocery stores, medical and fair price shops and certain other individuals. The non-individual entities included non-government organizations or microfinance institutions set up under Societies/Trust Acts, societies registered under Mutually Aided Cooperative Societies Acts or the Cooperative Societies Acts of States, not-for-profit companies and post offices. From September 2010, banks are also allowed to engage companies with large and widespread retail outlets and registered under the Companies Act, excluding non-banking financial companies, as business correspondents in addition to the individuals/entities permitted earlier. In June 2014, the Reserve Bank of India also permitted non-deposit taking non-banking financial companies to be appointed as business correspondents. Further, with a view to scale up the business correspondent channel, the Reserve Bank of India has issued guidelines in April 2014 requiring the board of banks to review the operations and payment of remuneration to business correspondents at least once every six months. In its monetary policy statement announced in April 2016, the Reserve Bank of India has proposed to create a registry of business correspondents.

Regulations Governing Mobile Banking

The Reserve Bank of India has permitted Indian banks to offer mobile banking services to their customers. These services are available only for Indian rupee-based transactions in the domestic market. Transactions involving a debit to the customer’s account should have a two-level authentication to execute the transaction. In December 2014, the Reserve Bank of India issued guidelines requiring banks to provide easy registration for mobile banking services, including generation of the personal identification number (“PIN”) through multiple channels. In December 2015, the Reserve Bank of India required banks participating in the National Financial Switch to enable the capability of customer registration for mobile banking at all their ATMs by March 31, 2016.

Regulations Governing Prepaid Payment Instruments

In October 2017, following a review of the existing instructions on prepaid payment instruments, the Reserve Bank of India issued master directions on issuance and operation of prepaid payment instruments. These instruments can be issued by banks and non-bank entities only after obtaining prior approval from the Reserve Bank of India. Issuers are required to have Board approved policy for issuance of various types/categories of prepaid instruments, engaging agents, co-branding arrangement, re-validation of gift instruments and all related activities. Semi-closed prepaid instruments up to Rs. 10,000 can be issued by accepting minimum details and are required to be converted into know your customer compliant prepaid payment instruments within 12 months from the date of issuance. Prepaid Payment Instruments up to Rs. 1,00,000 (open and semi-closed) can be issued after completing know your customer of the pre-paid instrument holder. Gift instrument can be issued up to a maximum value of Rs. 10,000. Prepaid Payment Instruments shall necessarily have additional factor of authentication. The aspects of co-branded prepaid instruments, fraud prevention, customer protection, grievance handling and information system audit are also highlighted in the directions.

Income Computation and Disclosure Standards

In March 2015, the Central Board of Direct Taxes notified the Income Computation and Disclosure Standards (“ICDS”) which provides guidelines for computation of taxable income. These guidelines are not for the purpose of maintaining our books of accounts. These guidelines are applicable to all taxpayers, including us, that follow the accrual system of accounting for the purpose of computation of income. In case there is a conflict between the provisions of the Income Tax Act, 1961 and the income computation and disclosure standards prescribed by the tax authority, the provisions of the Income Tax Act shall prevail. The broad areas covered by the guidelines issued by the tax authority include valuation of inventories, construction contracts, revenue recognition, tangible fixed assets, effects of changes in foreign exchange rates, government grants, securities, borrowing costs, contingent liabilities and assets, and relating to accounting policies. These guidelines are applicable from April 1, 2016.

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

In 2006, the Indian Parliament amended the laws governing India’s public sector banks permitting these banks to issue preference shares and make preferential allotments or private placements of equity. According to current provisions private sector banks in India are not permitted to issue preference shares. Legislation has been introduced in the Parliament to amend the Banking Regulation Act to allow all banks to issue redeemable and non-redeemable preference shares. Prior to the merger, ICICI had preference share capital of Rs. 3.5 billion which was redeemed in fiscal 2018. The government of India, on the recommendation of the Reserve Bank of India, had granted us an exemption which allowed the inclusion of preference capital in our capital structure until the maturity of these shares.

An amendment to the Banking Regulation Act in fiscal 2013 has increased the voting rights cap from 10.0% to 26.0% in a phased manner, subject to notification by the Reserve Bank of India. The Reserve Bank of India has notified a voting rights cap of 15.0%. See also “Overview of the Indian Financial Sector—Structural Reforms—Amendments to the Banking Regulation Act.”

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

Regulatory Reporting and Examination Procedures

The Reserve Bank of India is responsible for supervising the Indian banking system under various provisions of the Banking Regulation Act, 1949 and the Reserve Bank of India Act, 1934. This responsibility is discharged by the Reserve Bank of India’s Department of Banking Supervision for all scheduled commercial banks excluding regional rural banks. The supervision framework is evolving over a period of time and the Reserve Bank of India has been progressively moving in line with Basel “Core Principles for Effective Banking Supervision”. The existing supervisory framework has been modified towards establishing a risk based supervision framework.

This framework is intended to make the supervisory process for banks more efficient and effective, with the Reserve Bank of India applying differentiated supervision to each bank based on its risk profile. A detailed qualitative and quantitative assessment of the bank’s risk is conducted by the supervisor on an ongoing basis and a Risk Assessment Report is issued by the Reserve Bank of India. The Reserve Bank of India has designated a senior supervisory manager for the banks under this framework who will be the single point of contact for a designated bank.

We have been subject to supervision under this framework since fiscal 2013. The Reserve Bank of India also discusses the report with our management team, including the Chairman of the Bank, the Chairman of the Audit Committee, and the Managing Director and CEO. The risk assessment report, along with the report on actions taken by us, has to be placed before our Board of Directors. On approval by our board of directors, we are required to submit the report on actions taken by us to the Reserve Bank of India. See also, “—Loan Loss Provisions and Non-Performing Assets—Asset classification.”

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

On June 1, 2015, the Reserve Bank of India issued guidelines on compensation of non-executive directors of private sector banks. According to the guidelines, the Board of Directors, in consultation with its remuneration committee, should formulate and adopt a comprehensive compensation policy for the non-executive directors (other than the part-time, non-executive chairman). In the policy, the Board may provide for the payment of compensation in the form of a profit-related commission, subject to the bank making profits. Such compensation should not exceed Rs. 1 million per annum for each director. Further, private sector banks have to obtain prior approval of the Reserve Bank of India for granting remuneration to the part-time, non-executive chairman under Section 10B(1A)(i) and 35B of the Banking Regulation Act, 1949.

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

Maintenance of Records

Banks are required to maintain books, records and registers. The Banking Regulation Act specifically requires banks to maintain books and records in a particular manner and file the same with the Registrar of Companies on a periodic basis. The provisions for production of documents and availability of records for inspection by shareholders as stipulated under the New Companies Act and the rules thereunder would apply to us as in the case of any company. The Know Your Customer Guidelines framed by the Reserve Bank of India also provide for certain records to be updated at regular intervals. As per the Prevention of Money Laundering

Act, records of a transaction are to be preserved for five years (changed from 10 years to five years in February 2013) from the date of the transaction between a customer and the bank. The Know-Your-Customer records are required to be preserved for a period of five years from the date of cessation of relationship with the customer. The Banking Companies (Period of Preservation of Records) Rules, 1985 requires such records to be preserved for eight years. The Banking Companies (Period of Preservation of Records) Rules, 1985 requires a bank’s records of books, accounts and other documents relating to stock and share registers to be maintained for a period of eight years.

In April 2018, the Reserve Bank of India has advised system providers to ensure that data relating to payment systems operated by them are stored only in a system located in India. The data should include the full end-to-end transaction details /information collected/carried/processed as part of the message/payment instruction. For the foreign leg of the transaction, if any, the data can also be stored in the foreign country, if required. The Reserve Bank of India has advised system providers to ensure compliance within a period of six months and report compliance by October 15, 2018.

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

Regulations Governing Offshore Banking Units

The government and the Reserve Bank of India have permitted banks to set up offshore banking units in Special Economic Zones, which are specially delineated duty-free enclaves deemed to be foreign territory for the purpose of trade operations, duties and tariffs. We have an offshore banking unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai. The key regulations applicable to offshore banking units include, but are not limited to, the following:

•	Offshore banking units are required to adopt liquidity and interest rate risk management policies prescribed by the Reserve Bank of India in respect of overseas branches of Indian banks as well as within the overall risk management and asset and liability management framework of the bank subject to monitoring by the bank’s board of directors at prescribed intervals. Further, the bank’s board would be required to set comprehensive overnight limits for each currency for these branches, which would be separate from the open position limit of the parent bank.

•	Offshore banking units may raise funds in convertible foreign currency as deposits and borrowings from non-residents including non-resident Indians but excluding overseas corporate bodies.

•	Offshore banking units may operate and maintain balance sheets only in foreign currency.

•	The loans and advances of offshore banking units would not be reckoned as net bank credit for computing priority sector-lending obligations.

•	Offshore banking units must follow the Know Your Customer guidelines and must be able to establish the identity and address of the participants in a transaction, the legal capacity of the participants and the identity of the beneficial owner of the funds.

•	The Special Economic Zone Act, 2005 permitted offshore banking units to additionally undertake the following activities:

•	lend outside India and take part in international syndications/consortiums on par with foreign offices;

•	invest in foreign currency denominated debt of Indian units; and

•	extend facilities to subsidiaries/units of Indian entities, located outside India.

Regulations Governing Banking Units in International Financial Services Centers in India

In March 2015, the Reserve Bank of India issued guidelines relating to Indian banks setting up banking units in International Financial Services Centers in India. According to the guidelines, public and private sector banks dealing in foreign exchange would be permitted to set up one banking unit in each international financial services center in India. Banks will have to take prior approval of the Reserve Bank of India for opening a banking unit, and this will be treated on par with a foreign branch of an Indian bank. The minimum capital requirement for these banking units would be US$20 million. Funds raised by the banking units, including borrowings in foreign currency, would have to be from persons not resident in India. Deployment of funds can be with both person’s resident in India as well as not resident in India. However, deployment of funds with person’s resident in India shall be subject to the provisions of Foreign Exchange Management Act, 1999. Liabilities of these units would be exempted from cash reserve ratio and the statutory liquidity ratio requirements of the Reserve Bank of India. The banking units will have to maintain the minimum regulatory capital as prescribed by the Reserve Bank of India and prudential norms applicable to overseas branches of Indian banks would apply to these banking units. The banking units would operate and maintain their balance sheet only in foreign currency and will not be allowed to deal in Indian rupees, except having a special rupee account for administrative expenses. The loans and advances of these banking units would not be reckoned for priority sector lending requirements.

In April 2017, the Reserve Bank of India issued guidelines permitting banking units in International Financial Services Centers to undertake derivative transactions including transacting structured products, becoming a member of an exchange in the interest rate and currency derivative segments, becoming a professional clearing member for clearing and settlement in the derivatives segment, and maintaining special non-resident rupee accounts with a bank in India for handling its administrative expenses.

In May 2018, the Reserve Bank of India modified the guidelines and provided that the parent bank would be required to provide a minimum capital of US$ 20 million or equivalent in any foreign currency to its International Banking Units which should be maintained at all times on an on-going basis at the parent level.

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

See also “Business—Loan Portfolio—Loan Concentration.”

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

Special Status of Banks in India

The special status of banks is recognized under various statutes including the Recovery of Debts Due to Banks and Financial Institutions Act, 1993, and the SARFAESI Act. As a bank, we are entitled to certain benefits under various statutes including the following:

•	The Recovery of Debts Due to Banks and Financial Institutions Act, 1993 provides for establishment of Debt Recovery Tribunals for expeditious adjudication and recovery of debts due to any bank or Public Financial Institution or to a consortium of banks and Public Financial Institutions. Under this Act, the procedures for recoveries of debt have been simplified and time frames have been fixed for speedy disposal of cases. Upon establishment of the Debt Recovery Tribunal, no court or other authority can exercise jurisdiction in relation to matters covered by this Act, except the higher courts in India in certain circumstances.

•	The Sick Industrial Companies Act, 1985, (“SICA”), provides for referral of sick industrial companies to the Board for Industrial and Financial Reconstruction. Under this Act, other than the Board of Directors of a company, a scheduled bank (where it has an interest in the sick industrial company by any financial assistance or obligation, rendered by it or undertaken by it) may refer the company to the Board of Industrial and Financial Reconstruction (“BIFR”). The SICA has been repealed by the Sick Industrial Companies (Special Provisions) Repeal Act, 2004 (the “SICA Repeal Act”). The SICA Repeal Act is effective from December 1, 2016. On the repeal, the provisions of the Companies Act are applicable in relation to “sick” companies, under which the reference must be made to the National Company Law Tribunal.

•	The SARFAESI Act focuses on improving the rights of banks and financial institutions and other specified secured creditors as well as asset reconstruction companies by providing that such secured creditors can take over management control of a borrower company upon default and/or sell assets without the intervention of courts, in accordance with the provisions of the SARFAESI Act.

Income Tax Benefits

As a banking company, the Bank is entitled to certain tax benefits under the Indian Income Tax Act. We are allowed a deduction of up to 20.0% of the profits derived from the business of providing long-term finance (defined as loans and advances extended for a period of not less than five years) computed in the manner specified under the Indian Income Tax Act and carried to a Special Reserve Account. The deduction is allowed subject to the aggregate of the amounts transferred to the Special Reserve Account for this purpose from time to time not exceeding twice our paid-up share capital and general reserves. The amount withdrawn from such a Special Reserve Account would be chargeable to income tax in the year of withdrawal, in accordance with the provisions of the Income Tax Act. In accordance with the guidelines issued by the Reserve Bank of India in December 2013, banks are required to create deferred tax liability on the special reserve on a prudent basis. The deferred tax liability up to March 31, 2013 was permitted to be directly adjusted through reserves and from fiscal year ended March 31, 2014 onwards to be charged through the profit and loss account. In India, while computing taxable income, provision on non-performing loans is allowed as a deduction from income only up to 8.5% of the total income and 10.0% of the aggregate average advances made by the rural branches of the bank. The balance of the provisions, which comprises a significant majority of the provision, is allowed as a deduction from the taxable income at the time of write-off of the loans.

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

In March 2015, the Insurance Laws (Amendment) Act, 2015, was enacted, which, inter alia, raised the foreign shareholding limit in insurance companies from 26.0% to 49.0%, while requiring the companies to be Indian-owned and controlled. The amendment also eliminated the earlier policy requiring promoters to reduce their stake to 26.0% after completion of 10 years of operations.

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

In fiscal 2007, the general insurance industry in India was de-tariffed and insurance premiums were freed from price controls. Further, in accordance with the Insurance Regulatory and Development Authority’s order dated March 12, 2011, all general insurance companies in India were required to provide for losses on the third-party motor pool (a multilateral arrangement for insurance in respect of third-party claims against commercial vehicles, the results of which are shared by all general insurance companies in proportion to their overall market share) at a provisional rate of 153.0% from fiscal 2008 to fiscal 2011, as compared to the earlier loss rate of 122.0% to 127.0%. This upward revision of the loss rates for the previous years impacted the profitability of the general insurance companies for fiscal 2012. Insurance Regulatory and Development Authority of India relaxed the solvency requirement for insurers to 1.3 at March 2012 and 1.4 at March 2013. The solvency margin required at March 2014 and at all times thereafter is 1.5.

Under the the Insurance Laws (Amendment) Act, 2015 and regulations issued by the Insurance Regulatory and Development Authority of India, any increase in the shareholding of any investor in an insurance company beyond 5.0%, and any transfer of shareholding in excess of 1.0%, requires the prior approval of the Insurance Regulatory and Development Authority of India. Further, the Insurance Regulatory and Development Authority of India has issued guidelines for listed insurance companies. The guidelines, among other things, propose self-certification of fit and proper criteria by a person intending to acquire equity shares of an insurer amounting to 1.0% or more, but less than 5.0%, of the paid up equity share capital of the insurer, which shall be considered as a deemed approval by the Insurance Regulatory and Development Authority of India.

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

The government of India along with the Insurance Regulatory and Development Authority of India has taken initiatives to increase insurance penetration. The distribution channels have been liberalized especially in the licensing of insurance agents and the authorizing point-of-sale persons and insurance marketing firms to undertake insurance-related activities. In line with the government’s initiative for promoting digital transactions, the Insurance Regulatory and Development Authority of India has laid down guidelines for electronic issuance of policies and using e-commerce for insurance transactions. Foreign reinsurers and Lloyds of London have been permitted to open branch offices in India with the aim of developing the domestic reinsurance market and augmenting the risk-taking capacity of insurers.

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

From fiscal 2015, the tax on long-term capital gains was increased from 10.0% to 20.0% on redemption of debt mutual fund units. The period for defining long-term was also revised from 12 months to 36 months. Further, in March 2015, the Association of Mutual Funds of India introduced a cap of 100 basis points on upfront commission for all mutual fund schemes. This is effective from April 1, 2015. In the Union Budget for fiscal 2019, the government introduced a tax on distributed income by equity oriented mutual funds at the rate of 10.0%.

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

Our Singapore branch is currently engaged in corporate and institutional banking, private banking, retail banking and treasury-related activities. In April 2010, the Monetary Authority of Singapore granted the Singapore branch Qualified Full Banking privileges which entitled us to take retail deposits. In Bahrain, we have a retail branch, regulated by the Central Bank of Bahrain. The Bahrain branch is permitted to transact banking business with approved financial institutions within Bahrain, individuals or institutions outside Bahrain. It is also permitted to offer banking services to non-resident Indians in Bahrain. Our branch in Hong Kong is regulated by the Hong Kong Monetary Authority and is permitted to undertake banking business with certain restrictions. Our branch in Sri Lanka is regulated by the Central Bank of Sri Lanka. Our branch in the Dubai International Financial Centre is regulated by the Dubai Financial Services Authority and is licensed to engage with professional clients in or from the Dubai International Financial Centre (“DIFC”). The Qatar Financial Centre Regulatory Authority regulates our branch in Qatar Financial Centre (“QFC”). Our branch in New York is regulated by the Federal Reserve Board and the Office of the Comptroller of the Currency. Our branch in China is regulated by the China Banking Regulatory Commission and the branch in South Africa is regulated by the South Africa Reserve Bank. In addition, we also have an Offshore Banking Unit located in the Santacruz Electronic Exports Promotion Zone, Mumbai and an IFSC Banking Unit at Office E-2 & E-4 (Unit No.18 and 20), Zonal Facility Centre (“ZFC”) Annexe, Gujarat International Finance Tec-City - Multi-Services-Special Economic Zone, Gandhinagar, Gujarat.

Representative Offices

Our representative offices in United Arab Emirates, Bangladesh, Malaysia and Indonesia are regulated by the respective regulatory authorities.

Foreign Account Tax Compliance Act

The government of India entered into a Model 1 inter-governmental agreement with respect to the Foreign Account Tax Compliance Act with the United States. ICICI Bank has registered with the Internal Revenue Service in the United States. In addition, the United States has entered into Model 1 inter-governmental agreements with respect to the Foreign Account Tax Compliance Act with the United Kingdom, Canada, Germany, Belgium, Singapore, Malaysia, Indonesia, the United Arab Emirates, Qatar, South Africa, Bahrain and reached a similar agreement in substance with China, and a Model 2 inter-governmental agreement with respect to Foreign Account Tax Compliance Act with Hong Kong. ICICI Bank has taken measures to comply with the terms of applicable intergovernmental agreements with respect to the Foreign Account Tax Compliance Act and any regulations issued thereunder.

Common Reporting Standards

The Common Reporting Standard formally referred to as the Standard for Automatic Exchange of Financial Account Information, is an information standard for the automatic exchange of information, developed in the context of the Organization for Economic Cooperation and Development. India is one of the very few countries that have adopted a common approach for implementation of the Foreign Account Tax Compliance Act and Common Reporting Standard. In India requirements under the Foreign Account Tax Compliance Act/Common Reporting Standard are implemented by the Central Board of Direct Taxes. The common reporting standard has been adopted by the United Kingdom, Canada, Germany, Belgium, Hong Kong, Singapore, Malaysia, Indonesia, South Africa, China, the United Arab Emirates, Bahrain and Qatar.

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

A new scheme called 'Depository Receipts Scheme, 2014' (DR Scheme, 2014) for investments under ADR / GDR has been effective from December 15, 2014 which provides for repeal of extant guidelines for Foreign

Currency Convertible Bonds and Ordinary Shares (Through Depositary Receipt Mechanism) Scheme, 1993 except to the extent relating to foreign currency convertible bonds.

The issuance of fresh Depository Receipts and any changes/modifications in the existing terms and conditions of ADR/GDR should be in accordance with 'Depository Receipts Scheme, 2014' or/and is subject to approval/clarification from Reserve Bank of India/Securities and Exchange Board of India.

In terms of schedule 9 of the Foreign Exchange Management (Transfer or Issue of Security by a Person Resident outside India) Regulations dated November 9, 2017, pertaining to investment in Depository receipts by a person resident outside India, the guidelines are as below:

1. Issue/ transfer of eligible instruments to a foreign depository for the purpose of issuance of depository receipts by eligible person(s)

i.            Any security or unit in which a person resident outside India is allowed to invest under these regulations shall be eligible instruments for issue of Depository Receipts in terms of Depository Receipts Scheme, 2014 (DR Scheme, 2014).

ii.            A person will be eligible to issue or transfer eligible instruments to a foreign depository for the purpose of issuance of depository receipts in accordance with the DR Scheme, 2014 and guidelines issued by Central Government in this regard.

iii.            A domestic custodian may purchase eligible instruments on behalf of a person resident outside India, for the purpose of converting the instruments so purchased into depository receipts in terms of DR Scheme 2014.

iv.            The aggregate of eligible instruments which may be issued or transferred to foreign depositories, along with eligible instruments already held by persons resident outside India, shall not exceed the limit on foreign holding of such eligible instruments under the Act, rules or regulations framed thereunder.

v.            The eligible instruments shall not be issued or transferred to a foreign depository for the purpose of issuing depository receipts at a price less than the price applicable to a corresponding mode of issue or transfer of such instruments to domestic investors under the applicable laws.

Depository Receipts issued under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 shall be deemed to have been issued under the corresponding provisions of DR Scheme 2014 and have to comply with the provisions laid out in this Schedule.

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

The foreign investment limit in Indian companies shall include, in addition to foreign direct investments, investment by Foreign Portfolio Investors, Non-Resident Indians, Foreign Currency Convertible Bonds, American Depository Receipts, Global Depository Receipts and convertible preference shares held by foreign entities.

Under the foreign investment rules, the following restrictions are applicable to non-resident ownership:

Foreign direct investment

Foreign direct investment means investment by a non-resident entity/person resident outside India in the equity shares/compulsorily and mandatorily convertible preference shares/compulsorily and mandatorily convertible debentures/share warrants of an Indian company under Schedule 1 of the Foreign Exchange Management (Transfer or Issue of Security by a Person Outside India) Regulations, 2017.

The above Regulations inter-alia provide for the following restrictions on foreign ownership for banks:

•	Foreign investors (including indirect foreign investment made by foreign institutional investors and foreign portfolio investors) may own up to 74.0% of our equity share capital subject to guidelines issued by the Reserve Bank of India from time to time. While foreign direct investment up to 49.0% is under automatic route and does not require any specific approval, foreign direct investment beyond 49.0% and up to 74.0% requires approval of the Department of Financial Services, Ministry of Finance. Additionally, in case of proposals involving total foreign equity inflow of more than Rs. 50.0 billion, the Department of Financial Services shall place the same for consideration of the Cabinet Committee on Economic Affairs. The aggregate foreign investment limit of 74.0% includes investments by way of foreign direct investments, ADSs, Global Depositary Receipts and investment under the Portfolio Investment Scheme by foreign portfolio investors and non-resident Indians, and also includes shares acquired by subscription to private placements and public offerings and acquisition of shares from existing shareholders. At least 26.0% of the paid-up capital would have to be held by Indian residents at all times, except in regard to a wholly owned subsidiary of a foreign bank.

•	An individual non-resident Indian’s holding is restricted to 5.0% of the total paid-up share capital and the aggregate limit of investment by all non-resident Indians cannot exceed 10.0 % of the total paid up capital. However, non-resident Indian holdings can be allowed up to 24.0% of the total paid-up capital subject to a special resolution to this effect passed by the shareholders of the bank.

•	Any foreign investment in private banks by any person (including his relatives and associate enterprises and persons acting in concert) whereby such shareholding reaches or exceeds 5.0 % shall require prior approval from the Reserve Bank of India for acquisition of shares or voting rights. The Reserve Bank of India shall assess the “fit and proper” status of such foreign investors according to the criteria laid down under the Master Direction dated November 19, 2015 on ‘Prior approval for acquisition of shares or voting rights in private sector banks’ issued by the Reserve Bank of India, which will include extensive information on ownership of the investors and beneficial interest in the shares/voting rights being acquired.

Additionally, no person holding shares in a banking company shall exercise voting rights in excess of 10.0% of the total voting rights of the bank. The approval for acquisition of shares or voting rights in excess of 10.0% shall be considered at the discretion of the Reserve Bank of India in certain cases. However, any person who has been permitted by the Reserve Bank of India to have a shareholding of 10.0 % or more, shall be subject to a minimum holding period of five years.

•	A foreign bank may operate in India through only one of the three channels viz., (i) branches (ii) a wholly-owned subsidiary and (iii) a subsidiary with aggregate foreign investment up to a maximum of 74.0% in a private bank. A foreign bank regulated by a banking supervisory authority in their home country and meeting the Reserve Bank of India’s licensing criteria will be allowed to set up a wholly-owned subsidiary in India. A foreign bank will be permitted to establish a wholly-owned subsidiary either through conversion of existing branches into a subsidiary or through a fresh banking license. A foreign bank will be permitted to establish a subsidiary through acquisition of shares of an existing private sector bank provided at least 26.0% of the paid-up capital of the private sector bank is held by residents at all times. A subsidiary of a foreign bank will be subject to the licensing requirements and conditions broadly consistent with those for new private sector banks.

The Reserve Bank of India earlier released its roadmap for foreign banks in India. See also “Overview of the Indian Financial Sector—Commercial Banks—Foreign Banks”. The roadmap was divided into two phases. During the first phase, between March 2005 and March 2009, foreign banks were allowed to acquire a controlling stake in a phased manner only in private sector banks that are identified by the Reserve Bank of India for restructuring. The second phase was scheduled to commence in April 2009 after a review of the experience gained and after due consultation with all the stakeholders in the banking sector. For new and existing foreign banks, it was proposed to go beyond the existing commitment to the World Trade Organization of allowing an increase of 12 branches per year. A more liberal policy was to be followed for under-banked areas. However, in April 2009, in view of the deterioration in the global financial markets, the Reserve Bank of India decided to put on hold the second phase until greater clarity emerged on recovery as well as the reformed global regulatory and supervisory architecture. In January 2011, the Reserve Bank of India released a discussion paper on the Presence of Foreign Banks in India. On November 6, 2013, the Reserve Bank of India released the framework for setting up of wholly owned subsidiaries by foreign banks in India. The Reserve Bank of India, in its second quarter monetary policy review announced in October 2013 has also proposed near national treatment for foreign banks, based on the principles of reciprocity and subsidiary mode of presence.

Under the Portfolio Investment Scheme:

i.	Foreign portfolio investors, subject to registration with the Securities and Exchange Board of India, may hold in aggregate up to 24.0% of paid-up equity capital. This limit may be raised to the sectoral cap/statutory ceiling of 74.0% in case of a private sector banking company, subject to resolution of the board of directors, a special resolution of the shareholders and prior notification to the Reserve Bank of India and provided that no single foreign portfolio investor may own more than 10.0% of total paid-up equity capital on behalf of itself or its sub-accounts.

ii.	Overseas corporate bodies or OCBs are not permitted to invest under the Portfolio Investment Scheme, although they may continue to hold investments that have already been made under the Portfolio Investment Scheme until such time as these investments are sold on the stock exchange. Overseas corporate bodies are derecognized as a class of investor entity by the Reserve Bank of India under various routes and schemes under the foreign exchange regulations.

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

Reporting of foreign investments

In June 2018, the Reserve Bank of India issued revised guidelines on reporting of foreign investments with the objective of integrating different reporting structures for foreign investments in India. As per the guidelines issued on June 7, 2018, a Single Master Form has been introduced that will be filed online. The Single Master Form would provide a facility for reporting total foreign investments in an Indian entity as well as investments by persons residing outside India in an investment vehicle.

Prior to the implementation of the Single Master Form, an interface was provided by the Reserve Bank of India for companies to input their data on total foreign investments in the specified format. This interface was available from June 28, 2018 to July 12, 2018. Indian entities not complying with this pre-requisite will not be able to receive foreign investments (including indirect foreign investments) and will be deemed non-compliant under Foreign Exchange Management Act, 1999 and regulations made thereunder. The final form, when hosted, will be available in the Master Direction-Reporting under Foreign Exchange Management Act, 1999.

Issue of ADSs

Indian companies were permitted to raise foreign currency resources through the issuance of shares represented by ADSs to foreign investors under the Scheme for Issue of Foreign Currency Convertible Bonds and Ordinary Shares (through Depository Receipt Mechanism), 1993 which has now been replaced by the Depository Receipts Scheme 2014. Such issuance is subject to sectoral cap, entry route, minimum capitalization norms, pricing norms, etc. as applicable as per the regulations notified by the Reserve Bank of India from time to time in this regard.

An Indian company issuing ADSs must comply with certain reporting requirements specified by the Reserve Bank of India. An Indian company may issue ADSs if it is eligible to issue shares to persons resident outside India under the foreign direct investment scheme, and shall not exceed the limit on foreign holding of such eligible securities under the extant Foreign Exchange Management Act and the regulations made thereunder, as amended from time to time. Similarly, an Indian company which is not eligible to raise funds from the Indian capital markets, including a company which has been restricted from accessing the securities market by the Securities and Exchange Board of India, will not be eligible to issue ADSs.

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

Depository Receipts Scheme, 2014

An eligible person may now, issue or transfer eligible securities to a foreign depository for the purpose of issuance of depository receipts in terms of Depository Receipts Scheme, 2014, as amended. However, depository receipts issued under the Issue of Foreign Currency Convertible Bonds and Ordinary Shares (Through Depository Receipt Mechanism) Scheme, 1993 shall be deemed to have been issued under the corresponding provisions of the Depository Receipts Scheme 2014.

Dividends

Under Indian law, a company pays dividends upon a recommendation by its Board of Directors and approval by a majority of the shareholders at the annual general meeting of shareholders held within six months from the end of each fiscal year. The shareholders have the right to decrease but not increase the dividend amount recommended by the Board of Directors. Dividends may be paid out of the company’s profits for the fiscal year for which the dividend is declared or out of undistributed profits of prior fiscal years, after excluding amount representing unrealised gains, notional gains or revaluation of assets and any change in carrying amount of an asset or of a liability on measurement of the asset or the liability at fair value. Dividends can also be paid by a company in the interim period, termed “interim dividend” which does not require the approval of the shareholders unless it is combined with the final dividend being recommended by the Board of Directors. The Reserve Bank of India has stipulated that banks may declare and pay dividend out of the profits from the relevant accounting period, without prior approval of the Reserve Bank of India if they satisfy the minimum prudential requirements and subject to the prudential cap on dividend payout ratio prescribed in the guidelines issued in this regard by the Reserve Bank of India. See also “Supervision and Regulation—Restrictions on Payment of Dividends”. Equity shares issued by us are pari passu in all respects including dividend entitlement.

ICICI Bank has paid dividends consistently every year from fiscal 1996, the second year of our operations. For fiscal 2014, we paid a dividend, excluding dividend tax, of Rs. 4.60 per equity share, aggregating to Rs. 26.6 billion in July 2014. For fiscal 2015, we paid a dividend, excluding dividend tax, of Rs. 5.00 per equity share, aggregating to Rs. 29.0 billion in June 2015. For fiscal 2016, we paid a dividend, excluding dividend tax, of Rs. 5.00 per equity share, aggregating to Rs. 29.1 billion in July 2016. For fiscal 2017, we paid a dividend, excluding dividend tax, of Rs. 2.50 per equity share (pre-bonus issue), aggregating to Rs. 14.6 billion in June 2017. For fiscal 2018, the Board of directors has proposed a dividend, excluding dividend tax, of Rs. 1.50 per equity share, which will be paid after approval by the shareholders in the annual general meeting.

The following table sets forth, for the periods indicated, the dividend per equity share and the total amount of dividends paid out on the equity shares during the fiscal year by ICICI Bank, each exclusive of dividend tax. This may be different from the dividend declared for the year.

	Dividend per equity share	Total amount of dividends paid
Dividend paid during the fiscal year	(in Rs.)	(Rs. in billion)
2014	4.00	23.1
2015	4.60	26.6
2016	5.00	29.0
2017	5.00	29.1
2018	2.50	14.6

Dividend income is tax-exempt in the hands of shareholders. However, the Companies are liable to pay dividend distribution tax on distributed profits. In fiscal 2018, we paid dividend distribution tax at the rate of 20.358% (including surcharge and cess) on distributed profits.

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

One equity share of Rs. 10 was sub-divided into five equity shares of Rs. 2.00 each in fiscal 2015. Accordingly, dividend per equity share has been adjusted.

Taxation

Indian Tax

The following discussion of material Indian tax consequences to investors in ADSs and equity shares who are not resident in India, regardless of whether such investors are of Indian origin or not (each, a “non-resident investor”), is based on the provisions of the Indian Income-tax Act, 1961 (the Income Tax Act), including the special tax regime for ADSs contained in section 115AC of the Income Tax Act, which has been extended to cover additional ADSs that an investor may acquire in a merger or restructuring of the company, and certain regulations implementing the section 115AC regime. The Income-tax Act is amended every year by the Finance Act of the relevant year. Some or all of the tax consequences described herein may be amended or modified by future amendments to the Income-tax Act. This summary is not intended to constitute a complete analysis of the tax consequences under Indian law of the acquisition, ownership and sale of ADSs and equity shares by non-resident investors. Holders should, therefore, consult their own tax advisers regarding the tax consequences of such acquisition, ownership and sale, including the tax consequences under Indian law, the law of the jurisdiction of their residence, any tax treaty between India and their country of residence, and in particular the application of the regulations implementing the section 115AC regime.

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

Taxation of Distributions

Dividends paid are not subject to tax in India in the hands of a recipient. However, we are required to pay Dividend Distribution Tax at the rate of 15% (plus the applicable surcharge of 12% and education cess of 4%) on the dividends paid/declared/distributed by us. Under section 115-O(1A) of the Income-tax Act, dividends received by us on which our domestic subsidiaries have paid the dividend distribution tax under this section or dividends received from our offshore subsidiaries on which we have paid tax under section 115BBD of the Income-tax Act, are deducted from the dividends paid/declared/distributed by us for the purpose of determining the dividend distribution tax payable by us. Dividend distribution tax is levied on the gross amount (including distribution tax) instead of the net amount distributed resulting in increase in dividend distribution tax rate to 20.555% (including the applicable surcharge and education cess).

Taxation on Exchange of ADSs

The receipt of equity shares upon the surrender of ADSs by a non-resident investor would not give rise to a taxable event for Indian tax purposes.

Taxation on Sale of ADSs or Equity Shares

Any transfer of ADSs outside India by a non-resident investor to another non-resident investor will not give rise to Indian capital gains tax in the hands of the transferor. Gains on the transfer of ADSs by Foreign Institutional Investors to an Indian resident will be subject to capital gains tax.

Subject to any relief under any relevant double taxation treaty, gain arising from the sale of an equity share will generally give rise to liability for Indian income tax in the hands of the transferor and tax will be required to be withheld at source. Gains will either be taxable as capital gains or as business income, depending upon the nature of holding. Where the equity share has been held for more than 12 months (measured from the date on which the request for redemption of the ADS was made), the resulting long-term capital gains will be taxable as per the provision of Finance Act 2018, at the rate of 10% (plus the applicable surcharge and education cess) under section 112A of the Income Tax Act, if the total long-term capital gain exceeds Rs. 1.00 lakh and the shares are traded on a recognized stock exchange and the securities transaction tax, described below, is paid on such sale and purchase. However, an additional requirement for payment of securities transaction tax on conversion of ADSs to equity shares has been relaxed subject to certain conditions. If the equity share has been held for 12 months or less, the resulting short-term capital gains will be taxable at a tax rate of 15% (plus the applicable surcharge and education cess). This rate of tax is applicable provided the gains are treated as capital gains and provided the shares are sold on recognized Indian stock exchanges and are subject to securities transaction tax. In other cases, the rate of tax applicable under the provisions of the Income-tax Act varies, subject to a maximum rate of 40% (plus the applicable surcharge and education cess). The actual rate depends on a number of factors, including without limitation the nature of the non-resident investor.

The above rate may be reduced under the provisions of the double taxation treaty entered into by the government of India with the country of residence of the non-resident investors. The double taxation treaty between the United States and India (the “Treaty”) does not provide U.S. residents with any relief from Indian tax on capital gains i.e. it will be taxable as per the local laws of India.

Tax on long-term and short-term capital gains, if payable, as discussed above, upon a sale of equity shares, is to be deducted at source by the person responsible for paying the non-resident, in accordance with the relevant provisions of the Income Tax Act, and the non-resident will be entitled to a certificate evidencing such tax deduction in accordance with the provisions of section 203 of the Income Tax Act. However, as per the provisions of section 195 of the Income Tax Act, any income by way of capital gains payable to non-residents may be subject to withholding of tax at the rate under the Income Tax Act or the double taxation treaty, whichever is more beneficial to the assessee, unless a lower withholding tax certificate is obtained from the tax authorities. However, as per section 196D of the Income Tax Act, no deduction of tax shall be made from capital gain arising from transfer of securities, payable to a Foreign Institutional Investor. Further, the non-resident investor must furnish a certificate of his or her residence in a country outside India and such other documents as may be prescribed under the Act to get the benefit of the applicable double taxation treaty.

In addition, if tax is deductible then investors are required to submit a valid Permanent Account Number (PAN), issued by the Indian Income Tax authorities, otherwise tax will be deducted at the higher of (a) the rate specified in the relevant provisions of the Finance Act; (b) the rate or rates in force; or (c) 20%. If the non-resident investor does not have a PAN, tax identification number may be submitted along with certain other details such as name, e-mail ID, contact number, address in the country of tax residence along with a tax residency certificate substantiating such tax identification number in order to avoid higher withholding tax.

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

A sale/purchase of equity shares entered into on a recognized stock exchange in India, whether settled by actual delivery or transfer, will be subject to the securities transaction tax in the hands of purchaser and seller at the rate of 0.1% on the value of the transaction at the time of sale. However, when settlement is done other than by actual delivery or transfer, it will be subject to the securities transaction tax in the hands of seller at the rate of 0.025% on the value of the transaction at the time of sale.

Rights

Distributions to non-resident investors of additional ADSs or equity shares or rights to subscribe for equity shares made with respect to ADSs or equity shares are not subject to Indian income tax in the hands of the non-resident investor.

In case of capital gains derived from the sale of rights outside India by a non-resident investor that is not entitled to exemption under a tax treaty, to another non-resident investor, the sale may be deemed by the Indian tax authorities to be situated within India (as our situs is in India), in which case, any gains realized on the sale of the rights will be subject to Indian capital gains taxation, in the manner discussed above under “—on Sale of ADS or Equity Shares”.

Bonus

The holding period in case of bonus shares will commence from the date of allotment of such bonus shares. The cost of acquisition of bonus shares acquired before January 31, 2018 will be the fair market value of the bonus shares as on January 31, 2018 but shall not exceed the sales price.

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

Goods and Services Tax

Goods and Services Tax (“GST”) is a single comprehensive tax levied on the manufacture, sale and consumption of goods and services at a national level. It is applicable from July 1, 2017 on all transactions of goods and services on which various indirect taxes levied by the Centre and States is submersed except goods and services outside the purview of GST and transactions below the threshold limit. Brokerage fees paid to stockbrokers in connection with the sale or purchase of shares which are listed on any recognized stock exchange in India are subject to GST at a rate of 18%. The stockbroker is responsible for collecting the GST and paying it to the relevant authority. Sale of the securities including ADS and equity shares is outside the purview of GST.

General Anti Avoidance Rule

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

United States Federal Income Tax

The following is a description of material U.S. federal income tax consequences to the U.S. Holders described below of owning and disposing of ADSs or equity shares, but it does not purport to be a comprehensive description of all tax considerations that may be relevant to your decision to own ADSs or equity shares. This discussion applies to you only if you are a U.S. Holder that owns ADSs or equity shares as capital assets for U.S. federal income tax purposes.

This discussion does not discuss all of the tax consequences that may be relevant to you in light of your particular circumstances, including alternative minimum tax consequences, tax consequences of the “Medicare contribution tax” on “net investment income” and tax consequences that may be applicable to you if you are a person subject to special rules, such as:

•	an insurance company;

•	a tax-exempt entity;

•	a dealer or trader in securities who uses a mark-to-market method of tax accounting;

•	one of certain financial institutions;

•	a person who owns ADSs or equity shares as part of an integrated investment (including a straddle or conversion transaction);

•	a person whose functional currency is not the U.S. dollar;

•	a person who acquired or received ADSs or equity shares pursuant to the exercise of any employee stock option or otherwise as compensation;

•	a person holding ADSs or equity shares in connection with a trade or business conducted outside of the United States;

•	a person who owns, directly, indirectly or constructively, 10.0% or more of our stock, by vote or value; or

•	a partnership or other entity classified as a partnership for U.S. federal income tax purposes.

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

This discussion is based on the tax laws of the United States including the Internal Revenue Code of 1986, as amended, (the “Code”), proposed and final Treasury regulations, revenue rulings and judicial decisions, all as of the date hereof, which may change, possibly with retroactive effect.

You are a “U.S. Holder” if you are, for U.S. federal income tax purposes, a beneficial owner of ADSs or equity shares and are:

•	a citizen or individual resident of the United States;

•	a corporation, or other entity taxable as a corporation, created or organized under the laws of the United States, any state therein or the District of Columbia; or

•	an estate or trust the income of which is subject to U.S. federal income taxation regardless of its source.

In general, if you own ADSs you will be treated as the owner of the underlying equity shares represented by those ADSs for U.S. federal income tax purposes. Accordingly, you will not recognize gain or loss upon an exchange of ADSs for the underlying equity shares represented by those ADSs.

The U.S. Treasury has expressed concern that parties to whom depositary shares are released before shares are delivered to the depositary (“pre-release”), or intermediaries in the chain of ownership between holders and the issuer of the security underlying the depositary shares, may be taking actions that are inconsistent with the claiming of foreign tax credits by U.S. Holders of depositary shares. These actions would also be inconsistent with the claiming of the reduced rates of tax, described below, applicable to dividends received by certain non-corporate U.S. Holders. Accordingly, the availability of the reduced tax rates for dividends received by certain non-corporate U.S. Holders described below could be affected by actions taken by such parties or intermediaries. This discussion is also based in part on representations by the depositary and assumes that each obligation under the deposit agreement and any related agreement will be performed in accordance with its terms.

Please consult your tax adviser with regard to the application of U.S. federal income tax laws to ADSs or equity shares in your particular circumstances, including the passive foreign investment company (“PFIC”) rules described below, as well as any tax consequences arising under the laws of any state, local or other taxing jurisdiction.

Except as discussed below, this discussion assumes that we have not been a PFIC for our taxable year ended March 2018, and will not become a PFIC for any taxable year.

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

Taxation of Capital Gains

You will recognize gain or loss for U.S. federal income tax purposes on the sale or exchange of ADSs or equity shares. Subject to the PFIC rules discussed below, the gain or loss will generally be U.S. source capital gain or loss, which will be long-term capital gain or loss if you have owned such ADSs or equity shares for more than one year. You should consult your tax adviser about the treatment of capital gains, which may be taxed at lower rates than ordinary income for non-corporate taxpayers, and capital losses, the deductibility of which may be limited. The amount of the gain or loss will equal the difference between your tax basis in the ADSs or equity shares disposed of and the amount realized on the disposition, in each case as determined in U.S. dollars.

Under certain circumstances as described under “—Indian Tax—Taxation on sale of ADSs or Equity Shares,” you may be subject to Indian tax upon the disposition of equity shares. You should consult your tax adviser with respect to your ability to credit this Indian tax against your U.S. federal income tax liability.

Passive Foreign Investment Company Rules

In general, a foreign corporation is a PFIC for any taxable year in which (i) 75.0% or more of its gross income consists of passive income (such as dividends, interest, rents, royalties and capital gains) or (ii) 50.0% or more of the average quarterly value of its assets consists of assets that produce, or are held for the production of, passive income. There are certain exceptions for active business income, including exceptions for certain income earned by foreign active banks and insurance companies. Based upon certain proposed Treasury regulations, which were proposed to be effective for taxable years beginning after December 31, 1994, we do not believe we were a PFIC for our taxable year that ended March 31, 2018. Because there can be no assurance that the proposed Treasury regulations will be finalized in their current form and the manner of the application of the proposed Treasury regulations is not entirely clear, and because the composition of our income and assets will vary over time and our PFIC status for any taxable year will depend, in large part, on the extent to which our income and assets will be considered active under the exception for active banks, there can be no assurance that we will not be a PFIC for any taxable year.

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

Alternatively, if we were a PFIC and if ADSs or equity shares were “regularly traded” on a “qualified exchange,” you could make a mark-to-market election that would result in tax treatment different from the general tax treatment for PFICs described above. ADSs or equity shares would be treated as “regularly traded” in any calendar year in which more than a de minimis quantity of ADSs or equity shares, as the case may be, were traded on a qualified exchange on at least 15 days during each calendar quarter. The New York Stock Exchange, on which our ADSs are listed, is a qualified exchange for this purpose. A foreign exchange is a “qualified exchange” if it is regulated by a governmental authority in the jurisdiction in which the exchange is located and with respect to which certain other requirements are met.

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

The data for fiscal 2014 through fiscal 2018 have been derived from our consolidated financial statements. The accounting and reporting policies used in the preparation of our financial statements reflect general industry practices and conform with Indian GAAP including the Accounting Standards (AS) issued by Institute of Chartered Accountants of India, guidelines issued by the Reserve Bank of India, the Insurance Regulatory and Development Authority and the National Housing Bank as applicable to relevant companies. In the case of foreign subsidiaries, Generally Accepted Accounting Principles as applicable to the respective subsidiaries are followed.

The consolidated financial statements for fiscal 2014 were audited by S. R. Batliboi & Co. LLP, Chartered Accountants, and for fiscal 2015 through fiscal 2018 by B S R & Co. LLP, Chartered Accountants, under auditing standards issued by the Institute of Chartered Accountants of India. The consolidated financial statements for fiscal 2014 through fiscal 2018 have also been audited by KPMG, an independent registered public accounting firm in India, in accordance with the standards of the United States Public Company Accounting Oversight Board. Our financial statements as per Indian GAAP along with the reconciliation of net profit and stockholders’ equity to U.S. GAAP, including the notes to these financial statements, audited by KPMG are set forth at the end of this annual report.

Under U.S. GAAP, the consolidation of ICICI’s majority ownership interest in two insurance companies, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited, because of substantive participative rights retained by the minority shareholders, had been accounted for by the equity method up till fiscal 2017. On July 3, 2017 our general insurance joint venture agreement with Fairfax Financial Holdings was terminated in a mutual agreement. Hence, under U.S. GAAP, the ICICI Lombard General Insurance Company Limited has been fully consolidated from fiscal 2018. Under Indian GAAP, these insurance subsidiaries are fully consolidated.

Although we have translated in this annual report certain rupee amounts into dollars for convenience, this does not mean that the rupee amounts referred to could have been, or could be, converted into dollars at any particular rate, the rates stated earlier in this annual report, or at all. Except in the section on “Market Price Information”, all translations from rupees to U.S. dollars are based on the exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2018. The Federal Reserve Bank of New York certifies this rate for customs purposes in a weekly version of the H.10 release. The exchange rate as set forth in the H.10 statistical release of the Federal Reserve Board at year-end fiscal 2018 was Rs. 65.11 per US$ 1.00.

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

Recent Amendments to Memorandum and Articles of Association

The Board at its Meeting held on April 2, 2018 approved the alteration in the Authorised Capital of Memorandum and Articles of Association subject to the approval of the Members. The Reserve Bank of India through its letter dated June 25, 2018 has taken note of the proposed alteration in Memorandum and Articles of Association. The alteration is with respect to the capital clause where authorised share capital of the Bank be re-classified as under:

Rs. 2500,00,00,000 comprising 1250,00,00,000 equity shares of Rs. 2 each as against Rs. 2500,00,00,000 (Rupees Two thousand five hundred crores only) divided into 1000,00,00,000 equity shares of Rs. 2 each, 150,00,000 shares of Rs. 100 each and 350 shares of Rs. 100,00,000 each.

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

The Authorized Capital of the Company is Rs. 25,000,000,000 divided into:

(i)	10,000,000,000 equity shares of Rs. 2 each.

(ii)	15,000,000 shares of Rs. 100 each which shall be of such class and with rights, privileges, conditions or restrictions as may be determined by the company in accordance with these presents and subject to the legislative provisions for the time being in that behalf, and

(iii)	350 preference shares of Rs. 10,000,000 each.

Special resolution passed by shareholders at the annual general meeting on June 30, 2014:

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

EXHIBIT INDEX

Exhibit No.	Description of Document
1.1	ICICI Bank Memorandum of Association, as amended (incorporated by reference to ICICI Bank’s Annual Report in Form 20-F for fiscal 2017).
1.2	ICICI Bank Articles of Association, as amended (incorporated by reference to ICICI Bank’s Annual Report in Form 20-F for fiscal 2017).
2.1	Deposit Agreement among ICICI Bank, Deutsche Bank and the holders from time to time of American Depositary Receipts issued thereunder (including as an exhibit, the form of American Depositary Receipt) (incorporated herein by reference to ICICI Bank’s Registration Statement on Form F-1 (File No. 333-30132)).
2.2	Letter Agreements dated February 19, 2002 and April 1, 2002 (incorporated herein by reference to ICICI Bank’s Annual Report on Form 20-F for the year ended March 31, 2002 filed on September 30, 2002), Letter Agreement dated March 8, 2005 (incorporated by reference to ICICI Bank’s Registration Statement on Form F-3 (File No. 333-121664)) and Letter Agreement dated November 4, 2011 (incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2012) amending and supplementing the Deposit Agreement.
2.3	Letter Agreement dated June 2, 2016, supplementing the Letter Agreement dated November 4, 2011(incorporated by reference to ICICI Bank’s Annual Report on Form 20-F for fiscal 2016).
2.4	Letter Agreement dated October 31, 2017, amending and supplementing the Letter Agreement dated November 4, 2011.
2.5	ICICI Bank’s Specimen Certificate for Equity Shares (incorporated by reference to ICICI Bank’s Annual Report in Form 20-F for fiscal 2017).
4.1	ICICI Bank’s Employee Stock Option Plan, as amended (incorporated by reference to ICICI Bank’s Annual Report in Form 20-F for fiscal 2017).
8.1	List of Subsidiaries (included under “Business—Subsidiaries, Associates and Joint Ventures” herein).
11.1	Code of Business Conduct and Ethics, as amended.
12.1	Certification of the Chief Operating Officer (Designate) of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
12.2	Certification of the Chief Financial Officer of the Company pursuant to Section 302 of the Sarbanes-Oxley Act.
13.1	Certification of periodic financial report pursuant to 18 U.S.C. Section 1350, as mandated by Section 906 of the Sarbanes-Oxley Act.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on our behalf.

For ICICI BANK LIMITED

By:	/s/ Rakesh Jha
Name: Mr. Rakesh Jha
Title: Chief Financial Officer

Place: Mumbai
Date: July 31, 2018

ICICI Bank Limited and subsidiaries

Consolidated Financial Statements

For the year ended March 31, 2017

and March 31, 2018 together

with Auditors’ Report

Report of Independent Registered Public Accounting Firm

To the Shareholders and Board of Directors

ICICI Bank Limited

Opinion on the Consolidated Financial Statements

We have audited the accompanying consolidated balance sheets of ICICI Bank Limited and subsidiaries (the ‘Company’) as of March 31, 2018 and 2017, the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2018 and the related notes and financial statement schedules 1 to 18A (collectively, the “consolidated financial statements”). In our opinion, the consolidated financial statements present fairly, in all material respects, the financial position of the Company as of March 31, 2018 and 2017, and the results of its operations and its cash flows for each of the years in the three-year period ended March 31, 2018, in conformity with generally accepted accounting principles in India.

Accounting principles generally accepted in India vary in certain significant respects from accounting principles generally accepted in the United States of America. Information relating to the nature and effect of such differences is presented in Note 20 of Schedule 18B to the consolidated financial statements.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States) (“PCAOB”), the Company’s internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission (‘COSO’), and our report dated July 31, 2018 expressed an unqualified opinion on the effectiveness of the Company’s internal control over financial reporting.

Basis of Opinion

These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement, whether due to error or fraud. Our audits included performing procedures to assess the risks of material misstatement of the consolidated financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the consolidated financial statements. We believe that our audits provide a reasonable basis for our opinion.

We have served as the Company’s auditor since 1999.

/s/KPMG

Mumbai, Maharashtra, India

May 7, 2018, except as to additional notes in Schedule 18B

As to which the date is July 31, 2018

Report of Independent Registered Public Accounting Firm – Internal Controls over Financial Reporting

To the Shareholders and Board of Directors

ICICI Bank Limited

Opinions on the Internal Control over Financial Reporting

We have audited ICICI Bank Limited and subsidiaries’ (the ‘Company’) internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control - Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission. In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of March 31, 2018, based on criteria established in Internal Control – Integrated Framework (2013) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of March 31, 2018 and 2017, and the related consolidated profit and loss accounts and consolidated cash flow statements for each of the years in the three-year period ended March 31, 2018, and the related notes and financial statement schedules 1 to 18A (collectively, the ‘consolidated financial statements’), and our report dated May 7, 2018 except as to additional notes in Schedule 18B as to which the date is July 31, 2018, expressed an unqualified opinion on those consolidated financial statements.

Basis of Opinion

The Company’s management is responsible for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Form 20-F for the year ended March 31, 2018. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit. We are a public accounting firm registered with the PCAOB and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audit also included performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

Definition and Limitations of Internal Control over Financial Reporting

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

/s/KPMG

Mumbai, Maharashtra, India

July 31, 2018

ICICI Bank Limited and subsidiaries

Consolidated balance sheet

(Rs. in thousands)

		At
	Schedule --------------	March 31, 2018	March 31, 2017

CAPITAL AND LIABILITIES

Capital	1	12,858,100	11,651,071
Employees stock options outstanding		55,699	62,562
Reserves and surplus	2	1,093,383,172	1,034,606,322
Minority interest	2A	60,081,860	48,653,128
Deposits	3	5,857,961,125	5,125,872,643
Borrowings	4	2,294,018,266	1,882,867,563
Liabilities on policies in force		1,314,884,251	1,154,974,441
Other liabilities and provisions	5	609,567,929	598,558,799

TOTAL CAPITAL AND LIABILITIES		11,242,810,402	9,857,246,529

ASSETS

Cash and balances with Reserve Bank of India	6	332,726,026	318,912,598
Balances with banks and money at call and short notice	7	557,265,307	485,996,088
Investments	8	3,722,076,772	3,043,732,910
Advances	9	5,668,542,198	5,153,173,140
Fixed assets	10	94,650,053	93,379,618
Other assets	11	867,550,046	762,052,175

TOTAL ASSETS		11,242,810,402	9,857,246,529

Contingent liabilities	12	18,910,358,283	13,078,415,868
Bills for collection		287,054,059	227,555,510
Significant accounting policies and notes to accounts	17 & 18

The Schedules referred to above form an integral part of the Consolidated Balance Sheet.

ICICI Bank Limited and subsidiaries

Consolidated profit and loss account

(Rs. in thousands, except per share data)

		Year ended

	Schedule --------------	March 31, 2018	March 31, 2017	March 31, 2016

I. INCOME
Interest earned	13	621,623,505	609,399,802	592,937,057
Other income	14	568,067,510	524,576,505	421,021,403

TOTAL INCOME		1,189,691,015	1,133,976,307	1,013,958,460

II. EXPENDITURE
Interest expended	15	342,620,468	348,358,328	339,964,746
Operating expenses	16	557,556,292	481,699,705	407,895,615
Provisions and contingencies (refer note 18.7)		198,518,808	190,514,979	156,829,183

TOTAL EXPENDITURE		1,098,695,568	1,020,573,012	904,689,544

III. PROFIT/(LOSS)
Net profit for the year		90,995,447	113,403,295	109,268,916
Less: Minority interest		13,873,582	11,519,450	7,469,331
Net profit after minority interest		77,121,865	101,883,845	101,799,585
Profit brought forward		215,045,471	198,210,764	198,278,702

TOTAL PROFIT/(LOSS)		292,167,336	300,094,609	300,078,287

IV. APPROPRIATIONS/TRANSFERS
Transfer to Statutory Reserve		16,944,000	24,503,000	24,316,000
Transfer to Reserve Fund		10,541	9,824	9,340
Transfer to Capital Reserve		25,654,600	52,933,000	23,822,375
Transfer to/(from) Investment Reserve Account		--	--	--
Transfer to Special Reserve		6,206,000	4,867,000	13,860,000
Transfer to/(from) Revenue and other reserves		6,454,526	446,499	5,207,028
Dividend paid during the year		14,574,649	9,456	29,107,187
Corporate dividend tax paid during the year		2,331,407	2,280,359	5,545,593
Balance carried over to balance sheet		219,991,613	215,045,471	198,210,764

TOTAL		292,167,336	300,094,609	300,078,287

Significant accounting policies and notes to accounts	17 & 18

Earnings per share[1] (refer note 18.1)
Basic (Rs.)		12.02	15.91	15.93
Diluted (Rs.)		11.89	15.84	15.83
Face value per share (Rs.)		2.00	2.00	2.00

The Schedules referred to above form an integral part of the Consolidated Profit and Loss Account.

1.	Pursuant to the issue of bonus shares by the Bank during the year ended March 31, 2018, earnings per share has been restated for the year ended March 31, 2017 and March 31, 2016.

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement

(Rs. in thousands)

Particulars		Year ended
		March 31, 2018	March 31, 2017	March 31, 2016

Cash flow from/(used in) operating activities

Profit before taxes		95,911,046	126,574,260	135,574,704

Adjustments for:
Depreciation and amortisation		10,390,761	10,444,420	9,567,289
Net (appreciation)/depreciation on investments[1]		(21,343,283)	(57,426,431)	(34,641,416)
Provision in respect of non-performing and other assets		147,516,047	157,937,006	88,308,555
General provision for standard assets		2,960,374	(3,733,753)	3,175,576
Provision for contingencies & others		9,763,944	2,257,433	28,584,825
(Profit)/loss on sale of fixed assets		(29,027)	14,230	(264,335)
Employees stock option grants		131,128	180,903	142,309

	(i)	245,300,990	236,248,068	230,447,507

Adjustments for:
(Increase)/decrease in investments		(147,368,884)	(66,071,502)	(40,179,999)
(Increase)/decrease in advances		(687,502,223)	(411,803,233)	(648,486,064)
Increase/(decrease) in deposits		732,088,482	615,098,725	651,221,453
(Increase)/decrease in other assets		(80,169,309)	(81,035,546)	(14,578,734)
Increase/(decrease) in other liabilities and provisions		175,987,900	292,951,343	123,014,536
	(ii)
		(6,964,034)	349,139,787	70,991,192

Refund/(payment) of direct taxes	(iii)	(44,507,633)	(59,032,520)	(64,985,465)

Net cash flow from/(used in) operating activities((i)+(ii)+(iii)) (A)		193,829,323	526,355,335	236,453,234

Cash flow from/(used in) investing activities
Purchase of fixed assets		(10,421,438)	(13,167,144)	(8,483,857)
Proceeds from sale of fixed assets		265,828	156,340	703,145
(Purchase)/sale of held to maturity securities		(495,578,927)	(3,046,583)	(110,411,892)

Net cash flow from/(used in) investing activities	(B)	(505,734,537)	(16,057,387)	(118,192,604)

Cash flow from/(used in) financing activities
Proceeds from issue of share capital (including ESOPs)		3,939,495	1,772,579	2,824,200
Proceeds from long-term borrowings		430,554,398	403,761,367	455,604,563
Repayment of long-term borrowings		(404,339,556)	(508,077,502)	(319,709,230)
Net proceeds/(repayment) of short-term borrowings		383,766,528	(217,920,893)	(46,055,502)
Dividend and dividend tax paid		(17,161,116)	(34,230,910)	(34,524,887)

Net cash flow from/(used in) financing activities	(C)	396,759,749	(354,695,359)	58,139,144

Effect of exchange fluctuation on translation reserve	(D)	228,112	(1,053,605)	(2,411,769)

ICICI Bank Limited and subsidiaries

Consolidated cash flow statement (Continued)

(Rs. in thousands)

Particulars	Year ended
	March 31, 2018	March 31, 2017	March 31, 2016

Net increase/(decrease) in cash and cash equivalents (A) + (B) + (C) + (D)	85,082,647	154,548,984	173,988,005

Cash and cash equivalents at beginning of the year	804,908,686	650,359,702	476,371,697
Cash and cash equivalents at end of the year	889,991,333	804,908,686	650,359,702

1.	For the year ended March 31, 2018, includes gain on sale of a part of equity investment in the subsidiaries, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, through initial public offers (IPO) (year ended March 31, 2017: gain on sale of a part of equity investment in a subsidiary, ICICI Prudential Life Insurance Company Limited, through IPO, year ended March 31, 2016: gain on sale of part of equity investments in its subsidiaries, ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited).

2.	Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet

SCHEDULE 1 - CAPITAL

(Rs. in thousands)

	At
	March 31, 2018	March 31, 2017

Authorised capital
10,000,000,000 equity shares of Rs.2 each (March 31, 2017: 6,375,000,000 equity shares of Rs. 2 each)[1]	20,000,000	12,750,000
15,000,000 shares of Rs.100 each (March 31, 2017: 15,000,000 shares of Rs. 100 each)[2]	1,500,000	1,500,000
350 preference shares of Rs.10 million each (March 31, 2017: 350 preference shares of Rs. 10 million each)[3]	3,500,000	3,500,000

Equity share capital Issued, subscribed and paid-up capital
5,824,476,135 equity shares of Rs. 2 each (March 31, 2017: 5,814,768,430 equity shares)	11,648,952	11,629,537
Add: 603,514,641[4] equity shares of Rs. 2 each (March 31, 2017: 9,707,705 equity shares) issued during the year	1,207,029	19,415
	12,855,981	11,648,952

Add: 266,089 equity shares of Rs. 10 each forfeited (March 31, 2017: 266,089 equity shares)	2,119	2,119

TOTAL CAPITAL	12,858,100	11,651,071

1.	Pursuant to the approval of shareholders, the Bank has increased its authorized share capital during the year ended March 31, 2018.

2.	These shares will be of such class and with such rights, privileges, conditions or restrictions as may be determined by the bank in accordance with the Articles of Associations of the Bank and subject to the legislative provisions in force for the time being in that behalf.

3.	Pursuant to RBI circular dated March 30, 2010, the issued and paid-up preference shares are grouped under Schedule 4- "Borrowings".

4.	Represents 582,984,544 equity shares issued as bonus shares pursuant to approval by the shareholders of the Bank through postal ballot on June 12, 2017 and 20,530,097 equity shares (year ended March 31, 2017: 9,707,705 equity shares) issued pursuant to exercise of employee stock options during the year ended March 31, 2018.

5.	Each equity share of the Bank with face value of Rs. 10 was sub-divided into five equity shares with face value of Rs. 2 each on December 5, 2014.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2 - RESERVES AND SURPLUS

(Rs. in thousands)

	At
	March 31, 2018	March 31, 2017

I. Statutory reserve
Opening balance	212,024,519	187,521,519
Additions during the year	16,944,000	24,503,000
Deductions during the year	--	--

Closing balance	228,968,519	212,024,519

II. Special reserve
Opening balance	88,181,700	83,314,700
Additions during the year	6,206,000	4,867,000
Deductions during the year	--	--

Closing balance	94,387,700	88,181,700

III. Securities premium
Opening balance	323,932,017	321,993,492
Additions during the year[1]	4,036,426	1,938,525
Deductions during the year[2]	(1,165,969)	--

Closing balance	326,802,474	323,932,017

IV. Investment reserve account
Opening balance	--	--
Additions during the year	--	--
Deductions during the year	--	--

Closing balance	--	--

IV. Unrealised investment reserve[3]
Opening balance	160,445	(4,444)
Additions during the year	36,647	164,889
Deductions during the year	(9,160)	--

Closing balance	187,932	160,445

V. Capital reserve
Opening balance	102,851,016	49,918,016
Additions during the year[4]	25,654,600	52,933,000
Deductions during the year	--	--

Closing balance[5]	128,505,616	102,851,016

VI. Foreign currency translation reserve
Opening balance	19,123,004	20,176,609
Additions during the year	241,842	--
Deductions during the year	(13,730)	(1,053,605)

Closing balance	19,351,116	19,123,004

VII. Revaluation reserve (refer note 18.16)
Opening balance	30,651,113	28,174,747
Additions during the year[6]	263,895	2,989,949
Deductions during the year[7]	(638,616)	(513,583)

Closing balance	30,276,392	30,651,113

VIII. Reserve fund
Opening balance	55,858	46,034
Additions during the year[8]	10,541	9,824
Deductions during the year	--	--
	--

	At
	March 31, 2018	March 31, 2017
Closing balance	66,399	55,858

IX. Revenue and other reserves
Opening balance	42,581,179	40,057,014
Additions during the year	8,533,984	3,967,610
Deductions during the year	(1,015,799)	(1,443,445)

Closing balance[9,10,11]	50,099,364	42,581,179

X. Balance in profit and loss account[12]	214,737,660	215,045,471

TOTAL RESERVES AND SURPLUS	1,093,383,172	1,034,606,322

1.	Includes Rs. 3,905.3 million (March 31, 2017: Rs. 1,753.2 million) on exercise of employee stock options.

2.	Represents amount utilised on account of issuance of bonus shares during the year ended March 31, 2018.

3.	Represents unrealised profit/(loss) pertaining to the investments of venture capital funds.

4.	Includes appropriations made by the Bank for profit on sale of investments in held-to-maturity category, net of taxes and transfer to Statutory Reserve and profit on sale of land and buildings, net of taxes and transfer to Statutory Reserve.

5.	Includes capital reserve on consolidation amounting to Rs. 79.1 million (March 31, 2017: Rs. 79.1 million).

6.	Represents gain on revaluation of premises carried out by the Bank and ICICI Home Finance Company Limited.

7.	Represents amount transferred by the Bank from Revaluation Reserve to General Reserve on account of incremental depreciation charge on revaluation amounting to Rs. 572.4 million (year ended March 31, 2017: Rs. 494.9 million) and revaluation surplus on assets sold amounting to Rs. 66.2 million (year ended March 31, 2017: Rs. 18.7 million) for the year ended March 31, 2018.

8.	Includes appropriations made to Reserve Fund in accordance with regulations applicable to Sri Lanka branch.

9.	Includes unrealised profit/(loss), net of tax, of Rs. (530.3) million (March 31, 2017: Rs. (401.5) million) pertaining to the investments in the available-for-sale category of ICICI Bank UK PLC.

10.	Includes restricted reserve of Rs. 4.4 million (March 31, 2017: Rs. 4.5 million) primarily relating to lapsed contracts of the life insurance subsidiary.

11.	Includes debenture redemption reserve amounting to Rs. 58.1 million (March 31, 2017: Nil) of ICICI Lombard General Insurance Company Limited.

12.	Includes deduction amounting to Rs. 5,254.0 million as provision by the Bank for frauds on non-retail accounts, which will be reversed and recognised through profit and loss account in the subsequent quarters of the next financial year as permitted by RBI.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 2A - MINORITY INTEREST

(Rs. in thousands)

	At
	March 31, 2018	March 31, 2017

Opening minority interest	48,653,128	33,556,448
Subsequent increase/(decrease) during the year	11,428,732	15,096,680

CLOSING MINORITY INTEREST	60,081,860	48,653,128

SCHEDULE 3 - DEPOSITS

(Rs. in thousands)

	At
	March 31, 2018	March 31, 2017

A. I. Demand deposits
i) From banks	65,794,398	52,732,148
ii) From others	847,859,874	715,167,490
II. Savings bank deposits	2,092,910,102	1,790,098,258
III. Term deposits
i) From banks	115,526,501	97,676,104
ii) From others	2,735,870,250	2,470,198,643

TOTAL DEPOSITS	5,857,961,125	5,125,872,643

B. I. Deposits of branches in India	5,552,574,768	4,826,135,485
II. Deposits of branches/subsidiaries outside India	305,386,357	299,737,158

TOTAL DEPOSITS	5,857,961,125	5,125,872,643

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 4 - BORROWINGS

(Rs. in thousands)

	At
	March 31, 2018	March 31, 2017

I. Borrowings In India
i) Reserve Bank of India	141,737,000	18,069,000
ii) Other banks	82,624,079	56,390,754
iii) Other institutions and agencies
a) Government of India	--	--
b) Financial institutions	298,463,118	150,138,907
iv) Borrowings in the form of
a) Deposits	2,313,944	2,909,950
b) Commercial paper	12,901,469	12,071,154
c) Bonds and debentures (excluding subordinated debt)	252,991,640	228,456,559
v) Application money-bonds	--	--
vi) Capital instruments
a) Innovative Perpetual Debt Instruments (IPDI) (qualifying as additional Tier 1 capital)	94,800,000	39,430,000
b) Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	84,035,112	84,982,344
c) Redeemable Non-Cumulative Preference Shares (RNCPS) (350 RNCPS of Rs. 10.0 million each issued to preference share holders of erstwhile ICICI Limited on amalgamation, redeemable at par on April 20, 2018)	3,500,000	3,500,000
d) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	143,330,107	166,448,635

TOTAL BORROWINGS IN INDIA	1,116,696,469	762,397,303

II. Borrowings outside India
i) Capital instruments
a) Hybrid debt capital instruments issued as bonds/debentures (qualifying as Tier 2 capital)	--	60,071,450
b) Unsecured redeemable debentures/bonds (subordinated debt included in Tier 2 capital)	9,761,898	9,716,800
ii) Bonds and notes	437,325,520	442,010,859
iii) Other borrowings	730,234,379	608,671,151

TOTAL BORROWINGS OUTSIDE INDIA	1,177,321,797	1,120,470,260

TOTAL BORROWINGS	2,294,018,266	1,882,867,563

1.	Secured borrowings in I and II above amount to Rs. 167,214.3 million (March 31, 2017: Rs. 166,827.0 million) other than the borrowings under collateralised borrowing and lending obligation, market repurchase transactions with banks and financial institutions and transactions under liquidity adjustment facility and marginal standing facility.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 5 - OTHER LIABILITIES AND PROVISIONS

(Rs. in thousands)

		At
		March 31, 2018	March 31, 2017

I.	Bills payable[1]	73,070,858	83,080,574
II.	Inter-office adjustments (net)	976,360	1,759,072
III	Interest accrued	35,896,541	35,011,965
IV	Sundry creditors	279,328,231	230,150,438
V.	General provision for standard assets	28,572,331	25,518,660
VI	Others (including provisions)[1,2,3]	191,723,608	223,038,090

	TOTAL OTHER LIABILITIES AND PROVISIONS	609,567,929	598,558,799

1.	Balances in travel and prepaid card accounts amounting to Rs. 10,910.4 million have been re-classified from line item 'VI. Others (including provisions)' to line item 'I. Bills payable' for the year ended March 31, 2017 by the Bank, in accordance with RBI guidelines.

2.	Includes specific provision for standard loans of the Bank amounting to Rs. 7,967.1 million (March 31, 2017: Rs. 21,023.8 million).

3.	Includes corporate dividend tax payble amounting to 381.8 million (March 31, 2017: Rs. 788.9 million).

SCHEDULE 6 - CASH AND BALANCES WITH RESERVE BANK OF INDIA

(Rs. in thousands)

	At
	March 31, 2018	March 31, 2017
I. Cash in hand (including foreign currency notes)	82,118,828	73,825,506
II. Balances with Reserve Bank of India in current accounts	250,607,198	245,087,092

TOTAL CASH AND BALANCES WITH RESERVE BANK OF INDIA	332,726,026	318,912,598

SCHEDULE 7 - BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE

(Rs. in thousands)

	At
	March 31, 2018	March 31, 2017
I. In India
i) Balances with banks
a) in current accounts	3,592,062	4,465,023
b) in other deposit accounts	23,227,230	16,102,847
ii) Money at call and short notice
a) with banks	190,613,750	285,000,000
b) with other institutions	5,783,189	8,730,636

TOTAL	223,216,231	314,298,506

II. Outside India
i) in current accounts	200,772,076	104,677,741
ii) in other deposit accounts	43,495,469	17,843,526
iii) Money at call and short notice	89,781,531	49,176,315

TOTAL	334,049,076	171,697,582

TOTAL BALANCES WITH BANKS AND MONEY AT CALL AND SHORT NOTICE	557,265,307	485,996,088

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 8 - INVESTMENTS

(Rs. in thousands)

	At
	March 31, 2018	March 31, 2017

I. Investments in India [net of provisions]
i) Government securities	1,803,209,154	1,401,496,218
ii) Other approved securities	--	--
iii) Shares (includes equity and preference shares)[1]	127,550,060	111,508,062
iv) Debentures and bonds	339,631,755	258,576,027
v) Assets held to cover linked liabilities of life insurance business	975,019,684	878,783,451
vi) Others (commercial paper, mutual fund units, pass through certificates, security receipts, certificate of deposits and other related investments)	372,350,812	285,060,731

TOTAL INVESTMENTS IN INDIA	3,617,761,465	2,935,424,489

II. Investments outside India [net of provisions]
i) Government securities	55,945,624	54,360,645
ii) Others (equity shares, bonds and certificate of deposits)	48,369,683	53,947,776

TOTAL INVESTMENTS OUTSIDE INDIA	104,315,307	108,308,421

TOTAL INVESTMENTS	3,722,076,772	3,043,732,910

A. Investments in India
Gross value of investments[2]	3,631,283,280	2,944,393,594
Less: Aggregate of provision/depreciation/(appreciation)	13,521,815	8,969,105

Net investments	3,617,761,465	2,935,424,489

B. Investments outside India
Gross value of investments	111,536,033	110,262,601
Less: Aggregate of provision/depreciation/(appreciation)	7,220,726	1,954,180

Net investments	104,315,307	108,308,421

TOTAL INVESTMENTS	3,722,076,772	3,043,732,910

1.	Includes cost of investment in associates amounting to Rs. 4,981.0 million (March 31, 2017: Rs. 3,759.2 million) and goodwill on consolidation of associates amounting to Rs. 58.1 million (March 31, 2017: Rs. 54.7 million).

2.	Includes net appreciation amounting to Rs. 100,750.7 million (March 31, 2017: Rs. 109,657.3 million) on investments held to cover linked liabilities of life insurance business.

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 9 - ADVANCES (net of provisions)

(Rs. in thousands)

	At
	March 31, 2018	March 31, 2017

A. i) Bills purchased and discounted[1]	298,198,152	216,853,688
ii) Cash credits, overdrafts and loans repayable on demand	1,312,537,092	1,027,910,024
iii) Term loans	4,057,806,954	3,908,409,428

TOTAL ADVANCES	5,668,542,198	5,153,173,140

B. i) Secured by tangible assets (includes advances against book debts)	4,224,797,621	3,998,058,632
ii) Covered by bank/government guarantees	83,969,085	94,769,402
iii) Unsecured	1,359,775,492	1,060,345,106

TOTAL ADVANCES	5,668,542,198	5,153,173,140

C. I. Advances in India
i) Priority sector	929,701,682	1,065,527,064
ii) Public sector	197,704,530	129,991,400
iii) Banks	777,335	3,448,842
iv) Others	3,449,858,940	2,778,374,653

TOTAL ADVANCES IN INDIA	4,578,042,487	3,977,341,959

II. Advances outside India
i) Due from banks	19,294,596	5,705,535
ii) Due from others
a) Bills purchased and discounted	103,993,215	69,699,735
b) Syndicated and term loans	626,140,089	735,318,062
c) Others	341,071,811	365,107,849

TOTAL ADVANCES OUTSIDE INDIA	1,090,499,711	1,175,831,181

TOTAL ADVANCES	5,668,542,198	5,153,173,140

1.	Net of bills re-discounted amounting to Nil (March 31, 2017: Nil).

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 10 - FIXED ASSETS

(Rs. in thousands)

	At
	March 31, 2018	March 31, 2017

I. Premises Gross block
At cost at March 31 of preceding year	88,093,455	80,650,323
Additions during the year[1]	3,498,313	8,049,900
Deductions during the year	(2,045,555)	(606,768)
Closing balance	89,546,213	88,093,455
Less: Depreciation to date[2]	(16,523,586)	(14,749,865)

Net block[3]	73,022,627	73,343,590

II. Other fixed assets (including furniture and fixtures) Gross block
At cost at March 31 of preceding year	63,839,400	59,567,170
Additions during the year	8,946,032	7,487,340
Deductions during the year	(1,771,367)	(3,215,110)
Closing balance	71,014,065	63,839,400
Less: Depreciation to date[4]	(51,801,248)	(46,217,995)

Net block	19,217,817	17,621,405

III. Assets given on lease Gross block
At cost at March 31 of preceding year	16,904,628	17,299,544
Additions during the year	--	--
Deductions during the year	(189,999)	(394,916)
Closing balance	16,714,629	16,904,628
Less: Depreciation to date, accumulated lease adjustment and provisions[5]	(14,300,020)	(14,490,005)

Net block	2,414,609	2,414,623

TOTAL FIXED ASSETS	94,650,053	93,379,618

1.	Includes revaluation gain amounting to Rs. 263.9 million on account of revaluation carried out by the Bank and ICICI Home Finance Company Limited (March 31, 2017: Rs. 2,989.9 million).

2.	Includes depreciation charge amounting to Rs. 2,003.5 million for the year ended March 31, 2018 (year ended March 31, 2017: Rs. 1,937.7 million), including depreciation charge of Rs. 576.8 million for the year ended March 31, 2018 (year ended March 31, 2017: Rs. 494.9 million) on account of revaluation.

3.	Includes assets of Rs. 37.4 million of the Bank (March 31, 2017: Rs. 72.0 million) which are held for sale.

4.	Includes depreciation charge amounting to Rs. 7,217.9 million for the year ended March 31, 2018 (year ended March 31, 2017: Rs. 7,178.6 million).

5.	The depreciation charge/lease adjustment/provisions is an insignificant amount for the year ended March 31, 2018 (year ended March 31, 2017: insignificant amount).

ICICI Bank Limited and subsidiaries

Schedules forming part of the consolidated balance sheet (Continued)

SCHEDULE 11 – OTHER ASSETS

(Rs. in thousands)

	At
	March 31, 2018	March 31, 2017

I. Inter-office adjustments (net)	--	--
II. Interest accrued	89,296,089	72,634,680
III. Tax paid in advance/tax deducted at source (net)	66,655,117	62,954,769
IV. Stationery and stamps	130,676	29,003
V. Non-banking assets acquired in satisfaction of claims[1,2,3]	19,748,594	25,527,485
VI. Advance for capital assets	1,892,601	1,973,768
VII. Deposits	18,025,278	13,826,899
VIII. Deferred tax asset (net) (refer note 18.10)	78,182,968	56,128,036
IX. Deposits in Rural Infrastructure and Development Fund	269,249,912	241,126,021
X. Others[4,5]	324,368,811	287,851,514

TOTAL OTHER ASSETS	867,550,046	762,052,175

1.	During the year ended March 31, 2018, the Bank acquired assets amounting to Rs. 952.6 million (year ended March 31, 2017: Rs. 16,252.2 million) in satisfaction of claims under debt-asset swap transactions with certain borrowers. Assets amounting to Rs. 279.1 million were sold during the year ended March 31, 2018 (year ended March 31, 2017: Rs. 500.3 million).

2.	During the year ended March 31, 2018, the Bank converted certain non-banking assets into banking assets amounting to Rs. 345.6 million (year ended March 31, 2017: Rs. 288.5 million).

3.	Represents balance net of provision held by the Bank amounting to Rs. 13,184.2 million (March 31, 2017: Rs. 7,401.2 million).

4.	Includes receivable amounting to Rs. 3,988.7 million pertaining to a non-performing loan sold during the year ended March 31, 2018, which was received by the Bank on April 2, 2018.

5.	Includes goodwill on consolidation amounting to Rs. 1,117.5 million (March 31, 2017: Rs. 1,126.2 million).

SCHEDULE 12 - CONTINGENT LIABILITIES

(Rs. in thousands)

	At
	March 31, 2018	March 31, 2017

I. Claims against the Group not acknowledged as debts	72,343,905	52,682,642
II. Liability for partly paid investments	12,455	912,455
III. Liability on account of outstanding forward exchange contracts[1]	4,461,284,115	4,410,995,113
IV. Guarantees given on behalf of constituents
a) In India	746,315,695	723,437,252
b) Outside India	207,158,854	210,871,211
V. Acceptances, endorsements and other obligations	409,964,977	478,522,536
VI. Currency swaps[1]	417,771,418	411,068,964
VII. Interest rate swaps, currency options and interest rate futures[1]	12,456,227,130	6,746,703,570
VIII. Other items for which the Group is contingently liable	139,279,734	43,222,125

TOTAL CONTINGENT LIABILITES	18,910,358,283	13,078,415,868

1.	Represents notional amount.

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account

SCHEDULE 13 - INTEREST EARNED

(Rs. in thousands)

	Year ended
	March 31, 2018	March 31, 2017	March 31, 2016
I. Interest/discount on advances/bills	432,528,240	420,803,718	415,508,980
II. Income on investments	161,256,201	154,560,724	143,244,729
III. Interest on balances with Reserve Bank of India and other inter-bank funds	8,104,078	6,230,029	3,039,556
IV. Others [1,2]	19,734,986	27,805,331	31,143,792
TOTAL INTEREST EARNED	621,623,505	609,399,802	592,937,057

1.	Includes interest on income tax refunds amounting to Rs. 2,802.2 million (March 31, 2017: Rs. 4,544.1 million, March 31, 2016: Rs. 3,274.4 million).

2.	Includes interest and amortisation of premium on non-trading interest rate swaps and foreign currency swaps.

SCHEDULE 14 - OTHER INCOME

(Rs. in thousands)

	Year ended
	March 31, 2018	March 31, 2017	March 31, 2016
I. Commission, exchange and brokerage	112,628,543	96,343,758	87,696,973
II. Profit/(loss) on sale of investments (net)[1]	72,499,841	103,025,387	46,675,463
III. Profit/(loss) on revaluation of investments (net)	(4,429,497)	(3,809,897)	(4,248,050)
IV. Profit/(loss) on sale of land, buildings and other assets (net)[2]	29,027	(14,230)	264,335
V. Profit/(loss) on exchange/derivative transactions (net)[3]	15,856,263	15,150,619	23,794,434
VI. Premium and other operating income from insurance business	369,369,032	312,027,717	263,839,764
VII. Miscellaneous income (including lease income)[4]	2,114,301	1,853,151	2,998,484
TOTAL OTHER INCOME	568,067,510	524,576,505	421,021,403

1.	For the year ended March 31, 2018, includes gain on sale of a part of equity investment in the subsidiaries, ICICI Lombard General Insurance Company Limited and ICICI Securities Limited, through initial public offers (IPO) (year ended March 31, 2017: gain on sale of a part of equity investment in a subsidiary, ICICI Prudential Life Insurance Company Limited, through IPO). Refer note 18.14 - Sale of equity shareholding in subsidiaries., year ended March 31, 2016: Includes profit on sale of part of equity investment in ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited) .

2.	Includes profit/(loss) on sale of assets given on lease.

3.	Includes exchange profit/(loss) on repatriation of retained earnings/capital from overseas branches/subsidiaries for the year ended March 31, 2016.

4.	Includes share of profit/(loss) from associates of Rs. 515.2 million (March 31, 2017: Rs. (41.9) million, March 31, 2016: Rs. 174.0 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the profit and loss account (Continued)

SCHEDULE 15 - INTEREST EXPENDED

  (Rs. in thousands)

	Year ended
	March 31, 2018	March 31, 2017	March 31, 2016
I. Interest on deposits	237,396,889	232,626,495	219,989,769
II. Interest on Reserve Bank of India/inter-bank borrowings	15,506,754	15,194,760	15,587,314
III. Others (including interest on borrowings of erstwhile ICICI Limited)	89,716,825	100,537,073	104,387,663
TOTAL INTEREST EXPENDED	342,620,468	348,358,328	339,964,746

SCHEDULE 16 - OPERATING EXPENSES

         (Rs. in thousands)

	Year ended
	March 31, 2018	March 31, 2017	March 31, 2016
I. Payments to and provisions for employees	83,335,270	78,932,552	69,122,888
II. Rent, taxes and lighting[1]	13,090,545	14,051,579	12,424,715
III. Printing and stationery	2,077,493	2,009,142	1,742,022
IV. Advertisement and publicity	12,479,424	9,109,658	7,199,746
V. Depreciation on property	9,221,415	9,116,381	8,238,922
VI. Depreciation (including lease equalisation) on leased assets	12	12	192,206
VII. Directors' fees, allowances and expenses	90,476	95,468	62,939
VIII. Auditors' fees and expenses	258,748	251,492	230,227
IX. Law charges	1,604,643	1,535,687	1,127,613
X. Postages, courier, telephones, etc.	5,207,606	4,603,585	4,028,285
XI. Repairs and maintenance	17,203,371	13,404,090	11,540,341
XII. Insurance	5,031,155	3,901,930	3,332,350
XIII. Direct marketing agency expenses	17,714,553	13,549,279	11,521,566
XIV. Claims and benefits paid pertaining to insurance business	65,636,309	57,922,567	53,973,461
XV. Other expenses pertaining to insurance business[2]	270,737,611	219,059,330	178,736,575
XVI. Other expenditure	53,867,661	54,156,953	44,421,759
TOTAL OPERATING EXPENSES	557,556,292	481,699,705	407,895,615

1.	Includes lease expense of Rs. 10,990.8 million (March 31, 2017: Rs. 9,810.1 million, March 31, 2016: Rs. 8,652.3 million).

2.	Includes commission expenses and reserves for actuarial liabilities (including the investible portion of the premium on the unit-linked policies).

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

The consolidated financial statements include the results of the following entities in addition to the Bank.

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
1.	ICICI Bank UK PLC	United Kingdom	Subsidiary	Banking	100.00%
2.	ICICI Bank Canada	Canada	Subsidiary	Banking	100.00%
3.	ICICI Securities Limited	India	Subsidiary	Securities broking and merchant banking	79.22%
4.	ICICI Securities Holdings Inc.[1]	USA	Subsidiary	Holding company	100.00%
5.	ICICI Securities Inc.[1]	USA	Subsidiary	Securities broking	100.00%
6.	ICICI Securities Primary Dealership Limited	India	Subsidiary	Securities investment, trading and underwriting	100.00%
7.	ICICI Venture Funds Management Company Limited	India	Subsidiary	Private equity/venture capital fund management	100.00%
8.	ICICI Home Finance Company Limited	India	Subsidiary	Housing finance	100.00%
9.	ICICI Trusteeship Services Limited	India	Subsidiary	Trusteeship services	100.00%
10.	ICICI Investment Management Company Limited	India	Subsidiary	Asset management	100.00%
11.	ICICI International Limited	Mauritius	Subsidiary	Asset management	100.00%
12.	ICICI Prudential Pension Funds Management Company Limited[2]	India	Subsidiary	Pension fund management	100.00%
13.	ICICI Prudential Life Insurance Company Limited	India	Subsidiary	Life insurance	54.88%
14.	ICICI Lombard General Insurance Company Limited	India	Subsidiary	General insurance	55.92%
15.	ICICI Prudential Asset Management Company Limited	India	Subsidiary	Asset management	51.00%
F-22

Sr. no.	Name of the entity	Country of incorporation	Nature of relationship	Nature of business	Ownership interest
16.	ICICI Prudential Trust Limited	India	Subsidiary	Trusteeship services	50.80%
17.	ICICI Strategic Investments Fund	India	Consolidated as per AS 21	Unregistered venture capital fund	100.00%
18.	I-Process Services (India) Private Limited[3]	India	Associate	Services related to back end operations	19.00%
19.	NIIT Institute of Finance Banking and Insurance Training Limited[3]	India	Associate	Education and training in banking, finance and insurance	18.79%
20.	ICICI Merchant Services Private Limited[3]	India	Associate	Merchant acquiring and servicing	19.01%
21.	India Infradebt Limited[3]	India	Associate	Infrastructure finance	38.09%
22.	India Advantage Fund-III[3]	India	Associate	Venture capital fund	24.10%
23.	India Advantage Fund-IV3	India	Associate	Venture capital fund	47.14%
1.	ICICI Securities Holding Inc. is a wholly owned subsidiary of ICICI Securities Limited. ICICI Securities Inc. is a wholly owned subsidiary of ICICI Securities Holding Inc.

2.	ICICI Prudential Pension Funds Management Company Limited is a wholly owned subsidiary of ICICI Prudential Life Insurance Company Limited.

3.	These entities have been accounted as per the equity method as prescribed by AS 23 on ‘Accounting for Investments in Associates in Consolidated Financial Statements’.

Comm Trade Services Limited has not been consolidated under AS 21, since the investment is temporary in nature. Falcon Tyres Limited, in which the Bank holds 26.39% equity shares has not been accounted as per equity method under AS 23, since the investment is temporary in nature.

SIGNIFICANT ACCOUNTING POLICIES

1.	Transactions involving foreign exchange

The consolidated financial statements of the Group are reported in Indian rupees (Rs.), the national currency of India. Foreign currency income and expenditure items of domestic operations are translated at the exchange rates prevailing on the date of the transaction. Income and expenditure items of integral foreign operations (representative offices) are translated at daily closing rates, and income and expenditure items of non-integral foreign operations (foreign branches, offshore banking units, foreign subsidiaries) are translated at quarterly average closing rates.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Both monetary and non-monetary foreign currency assets and liabilities of non-integral foreign operations are translated at relevant closing exchange rates notified by FEDAI at the balance sheet date and the resulting gains/losses from exchange differences are accumulated in the foreign currency translation reserve until the disposal of the net investment in the non-integral foreign operations. Pursuant to RBI guideline, the Bank does not recognise the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations.

The premium or discount arising on inception of forward exchange contracts in domestic operations that are entered into to establish the amount of reporting currency required or available at the settlement date of a transaction is amortised over the life of the contract. All other outstanding forward exchange contracts are revalued based on the exchange rates notified by FEDAI for specified maturities and at interpolated rates for contracts of interim maturities. The contracts of longer maturities where exchange rates are not notified by FEDAI are revalued based on the forward exchange rates implied by the swap curves in respective currencies. The resultant gains or losses are recognised in the profit and loss account.

Contingent liabilities on account of guarantees, endorsements and other obligations denominated in foreign currency are disclosed at the closing exchange rates notified by FEDAI relevant to the balance sheet date.

2.	Revenue recognition

a)	Interest income is recognised in the profit and loss account as it accrues except in the case of non-performing assets (NPAs) where it is recognised upon realisation, as per the income recognition and asset classification norms of RBI/NHB/other applicable guidelines. Further, interest income was recognised upon realisation under the Strategic Debt Restructuring (SDR) or prudential norms on change in ownership of borrowing entities (change in management outside SDR) or scheme for sustainable structuring of stressed assets (S4A) schemes, from the date of invocation till the end of stand-still period/implementation date. With effect from February 12, 2018, RBI has withdrawn these schemes and interest income, for cases where the SDR, change in management outside SDR or S4A schemes were not implemented at that date, has been recognised as per the income recognition and asset classification norms of RBI.

b)	Income from finance leases is calculated by applying the interest rate implicit in the lease to the net investment outstanding on the lease over the primary lease period.

c)	Income on discounted instruments is recognised over the tenure of the instrument.

d)	Dividend income is accounted on an accrual basis when the right to receive the dividend is established.

e)	Loan processing fee is accounted for upfront when it becomes due except in the case of foreign banking subsidiaries, where it is amortised over the period of the loan.

f)	Project appraisal/structuring fee is accounted for on the completion of the agreed service.

g)	Arranger fee is accounted for as income when a significant portion of the arrangement/syndication is completed.

h)	Commission received on guarantees issued is amortised on a straight-line basis over the period of the guarantee.

i)	Fund management and portfolio management fees are recognised on an accrual basis.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements  (Continued)

j)	The annual/renewal fee on credit cards and debit cards are amortised on a straight line basis over one year.

k)	All other fees are accounted for as and when they become due.

l)	The Bank deals in bullion business on a consignment basis. The difference between price recovered from customers and cost of bullion is accounted for at the time of sales to the customers. The Bank also deals in bullion on a borrowing and lending basis and the interest paid/received is accounted on accrual basis.

m)	Fees paid/received for priority sector lending certificates (PSLC) is amortised on straight-line basis over the period of the certificate.

n)	Income from securities brokerage activities is recognised as income on the trade date of the transaction. Brokerage income in relation to public or other issuances of securities is recognised based on mobilisation and terms of agreement with the client.

o)	Life insurance premium for non-linked policies is recognised as income when due from policyholders. For unit linked business, premium is recognised when the associated units are created. Premium on lapsed policies is recognised as income when such policies are reinstated. Top-up premiums paid by unit linked policyholders’ are considered as single premium and recognised as income when the associated units are created. Income from unit linked policies, which includes fund management charges, policy administration charges, mortality charges and other charges, if any, are recovered from the linked funds in accordance with the terms and conditions of the policy and are recognised when due.

p)	In the case of general insurance business, premium is recorded for the policy period at the commencement of risk and for instalment cases, it is recorded on instalment due dates. Premium earned is recognised as income over the period of the risk or the contract period based on 1/365 method, whichever is appropriate, on a gross basis, net of applicable tax. Any subsequent revision to premium is recognised over the remaining period of risk or contract period. Adjustments to premium income arising on cancellation of policies are recognised in the period in which the policies are cancelled. Commission on re-insurance ceded is recognised as income in the period of ceding the risk. Profit commission under re-insurance treaties, wherever applicable, is recognised as income in the period of final determination of profits and combined with commission on reinsurance ceded.

q)	In case of life insurance business, reinsurance premium ceded is accounted in accordance with the terms of the relevant treaty with the reinsurer. Profit commission on reinsurance ceded is netted off against premium ceded on reinsurance.

r)	In the case of general insurance business, insurance premium on ceding of the risk is recognised in the period in which the risk commences. Any subsequent revision to premium ceded is recognised in the period of such revision. Adjustment to re-insurance premium arising on cancellation of policies is recognised in the period in which they are cancelled.

s)	In the case of general insurance business, premium deficiency is recognised when the sum of expected claim costs and related expenses and maintenance costs exceed the reserve for unexpired risks and is computed at a segmental revenue account level. The expected claim cost is calculated and duly certified by the Appointed Actuary.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

3.	Stock based compensation

The following entities within the group have granted stock options to their employees:

•	ICICI Bank Limited

•	ICICI Prudential Life Insurance Company Limited

•	ICICI Lombard General Insurance Company Limited

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

The Group, except the overseas banking subsidiaries, follows the intrinsic value method to account for its stock-based employee compensation plans. Compensation cost is measured as the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date and amortised over the vesting period. The fair market price is the latest closing price, immediately prior to the grant date, which is generally the date of the meeting of the Board Governance, Remuneration & Nomination Committee or other relevant committee in which the options are granted, on the stock exchange on which the shares of the Bank, ICICI Prudential Life Insurance Company and ICICI Lombard General Insurance Company are listed. If the shares are listed on more than one stock exchange, then the stock exchange where there is highest trading volume on the said date is considered. The banking subsidiaries namely, ICICI Bank UK and ICICI Bank Canada account for the cost of the options granted to employees by ICICI Bank using the fair value method based on binomial tree model.

4.	Income taxes

Income tax expense is the aggregate amount of current tax and deferred tax expense incurred by the Group. The current tax expense and deferred tax expense is determined in accordance with the provisions of the Income Tax Act, 1961 and as per Accounting Standard 22 - Accounting for Taxes on Income respectively. Deferred tax adjustments comprise changes in the deferred tax assets or liabilities during the year.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Minimum Alternate Tax (MAT) credit is recognised as an asset to the extent there is convincing evidence that the Group will pay normal income tax during specified period, i.e., the period for which MAT credit is allowed to be carried forward as per prevailing provisions of the Income Tax Act 1961. In accordance with the recommendation contained in the guidance note issued by ICAI, MAT credit is to be recognised as an asset in the year in which it becomes eligible for set off against normal income tax. The Group reviews MAT credit entitlements at each balance sheet date and writes down the carrying amount to the extent there is no longer convincing evidence to the effect that the Group will pay normal income tax during the specified period.

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

In the case of life insurance business, benefits paid comprise policy benefits and claim settlement costs, if any. Death and rider claims are accounted for on receipt of intimation. Survival and maturity benefits are accounted when due. Withdrawals and surrenders under non linked policies are accounted on the receipt of intimation. Reinsurance claims receivable are accounted for in the period in which the claim is intimated.

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

Reserve for unexpired risk is recognised net of re-insurance ceded and represents premium written that is attributable to, and is to be allocated to succeeding accounting periods. For fire, marine, cargo and miscellaneous business it is calculated on a daily pro-rata basis, except in the case of marine hull business which is computed at 100.00% of net premium written on all unexpired policies at balance sheet date.

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

The interest rates used for valuing the liabilities are in the range of 4.66% to 6.13% per annum (previous year – 3.49% to 6.20% per annum).

Mortality rates used are based on the published “Indian Assured Lives Mortality (2006 – 2008) Ult.” mortality table for assurances and LIC 96-98 table for annuities, adjusted to reflect expected experience while morbidity rates used are based on CIBT 93 table, adjusted for expected experience, or on risk rates supplied by reinsurers.

Expenses are provided for at current levels, in respect of renewal expenses, with no allowance for future improvements but with an allowance for any expected worsening. Per policy renewal expenses for regular premium policies are assumed to inflate at 4.38% (previous year – 4.55%).

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Superannuation Fund and National Pension Scheme

The Bank contributes 15.0% of the total annual basic salary of certain employees to superannuation funds, a defined contribution plan, managed and administered by insurance companies. Further, the Bank contributes 10.0% of the total basic salary of certain employees to National Pension Scheme (NPS), a defined contribution plan, which is managed and administered by pension fund management companies. The Bank also gives an option to its employees allowing them to receive the amount in lieu of such contributions along with their monthly salary during their employment.

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

The overseas branches of the Bank and its eligible employees contribute a certain percentage of their salary towards respective government schemes as per local regulatory guidelines. The contribution made by the overseas branches is recognised in profit and loss account at the time of contribution.

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

12.	Cash and cash equivalents

Cash and cash equivalents include cash in hand, balances with RBI, balances with other banks and money at call and short notice.

13.	Investments

i)	Investments of the Bank are accounted for in accordance with the extant RBI guidelines on investment classification and valuation as given below.

a)	All investments are classified into ‘Held to Maturity’, ‘Available for Sale’ and ‘Held for Trading’. Reclassifications, if any, in any category are accounted for as per the RBI guidelines. Under each classification, the investments are further categorised as (a) government securities, (b) other approved securities, (c) shares, (d) bonds and debentures and (e) others.

b)	‘Held to Maturity’ securities are carried at their acquisition cost or at amortised cost, if acquired at a premium over the face value. Any premium over the face value of fixed rate and floating rate securities acquired is amortised over the remaining period to maturity on a constant yield basis and straight line basis respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

c)	‘Available for Sale’ and ‘Held for Trading’ securities are valued periodically as per RBI guidelines. Any premium over the face value of fixed rate and floating rate investments in government securities, classified as ‘Available for Sale’, is amortised over the remaining period to maturity on constant yield basis and straight line basis respectively. Quoted investments are valued based on the closing quotes on the recognised stock exchanges or prices declared by Primary Dealers Association of India (PDAI) jointly with Fixed Income Money Market and Derivatives Association (FIMMDA)/Financial Benchmark India Private Limited (FBIL), periodically.

The market/fair value of unquoted government securities which are in the nature of Statutory Liquidity Ratio (SLR) securities included in the ‘Available for Sale’ and ‘Held for Trading’ categories is as per the rates published by FIMMDA. The valuation of other unquoted fixed income securities, including Pass Through Certificates, wherever linked to the Yield-to-Maturity (YTM) rates, is computed with a mark-up (reflecting associated credit risk) over the YTM rates for government securities published by FIMMDA. The Sovereign foreign securities and non-INR India linked bonds are valued on the basis of prices published by the Sovereign regulator or counterparty quotes.

Unquoted equity shares are valued at the break-up value, if the latest balance sheet is available or at Re. 1, as per RBI guidelines.

Securities are valued scrip-wise. Depreciation/appreciation on securities, other than those acquired by way of conversion of outstanding loans, is aggregated for each category. Net appreciation in each category under each investment classification, if any, being unrealised, is ignored, while net depreciation is provided for. The depreciation on securities acquired by way of conversion of outstanding loan is fully provided for. Non-performing investments are identified based on the RBI guidelines.

Depreciation on equity shares acquired and held by the Bank under SDR, S4A and change in management outside SDR schemes is provided over a period of four calendar quarters from the date of conversion of debt into equity in accordance with RBI guidelines. With effect from February 12, 2018, the depreciation is provided over a period of four quarters for the schemes which have been implemented prior to that date as per extant RBI guidelines.

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

Unrealised gains/losses arising due to changes in the fair value of listed equity shares and mutual fund units are taken to ’Revenue and other reserves’ and ‘Liabilities on policies in force’ in the balance sheet for Shareholders’ fund and Policyholders’ fund respectively for life insurance business.

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

Unrealised gains/losses arising due to changes in the fair value of listed equity shares, convertible preference shares and mutual fund units are taken to ’Revenue and other reserves’ in the balance sheet for general insurance business.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The total proportion of investments for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 21.92% of the total investments at March 31, 2018.

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

In the case of corporate loans and advances, provisions are made for sub-standard and doubtful assets at rates prescribed by RBI. Loss assets and the unsecured portion of doubtful assets are provided/written-off as per the extant RBI guidelines. For loans and advances booked in overseas branches, which are standard as per the extant RBI guidelines but are classified as NPAs based on host country guidelines, provisions are made as per the host country regulations. For loans and advances booked in overseas branches, which are NPAs as per the extant RBI guidelines and as per host country guidelines, provisions are made at the higher of the provisions required under RBI regulations and host country regulations. Provisions on homogeneous retail loans and advances, subject to minimum provisioning requirements of RBI, are assessed on the basis of the ageing of the loans in the non-performing category. In respect of non-retail loans reported as fraud to RBI and classified in doubtful category, the entire amount, without considering the value of security, is provided for over a period of four quarters starting from the quarter in which fraud has been detected. In respect of non-retail loans where there has been delay in reporting the fraud to the RBI or which are classified as loss accounts, the entire amount is provided immediately. In case of fraud in retail accounts, the entire amount is provided immediately. In respect of borrowers classified as non-cooperative borrowers or willful defaulters, the Bank makes accelerated provisions as per extant RBI guidelines.

The Bank holds specific provisions against non-performing loans and advances, and against certain performing loans and advances in accordance with RBI directions, including RBI direction for provision on accounts referred to the National Company Law Tribunal (NCLT) under the Insolvency and Bankruptcy Code, 2016.. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans and advances held by the Bank are higher than the minimum regulatory requirements.

b)	Provision due to diminution in the fair value of restructured/rescheduled loans and advances is made in accordance with the applicable RBI guidelines.

In respect of non-performing loans and advances accounts subjected to restructuring, the account is upgraded to standard only after the specified period i.e. a period of one year after the date when first payment of interest or of principal, whichever is later, falls due, subject to satisfactory performance of the account during the period. Prior to February 12, 2018, standard restructured loans were upgraded to the standard category when satisfactory payment performance was evidenced during the specified period and after the loan reverted to the normal level of standard asset provisions/risk weights. With effect from February 12, 2018, non-performing and restructured

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

loans are upgraded to standard only after satisfaction of certain payment and rating threshold criteria specified under RBI guidelines on Resolution of Stressed Assets – Revised Framework.

c)	Amounts recovered against debts written-off in earlier years and provisions no longer considered necessary in the context of the current status of the borrower are recognised in the profit and loss account.

d)	The Bank maintains general provision on performing loans and advances in accordance with the RBI guidelines, including provisions on loans to borrowers having unhedged foreign currency exposure, provisions on loans to specific borrowers in specific stressed sector and provision on exposures to step-down subsidiaries of Indian companies. For performing loans and advances in overseas branches, the general provision is made at higher of host country regulations requirement and RBI requirement.

e)	In addition to the provisions required to be held according to the asset classification status, provisions are held for individual country exposures including indirect country risk (other than for home country exposure). The countries are categorised into seven risk categories namely insignificant, low, moderately low, moderate, moderately high, high and very high, and provisioning is made on exposures exceeding 180 days on a graded scale ranging from 0.25% to 25%. For exposures with contractual maturity of less than 180 days, provision is required to be held at 25% of the rates applicable to exposures exceeding 180 days. The indirect exposure is reckoned at 50% of the exposure. If the country exposure (net) of the Bank in respect of each country does not exceed 1% of the total funded assets, no provision is required on such country exposure.

f)	The Bank makes floating provision as per the Board approved policy, which is in addition to the specific and general provisions made by the Bank. The floating provision is utilised, with the approval of Board and RBI, in case of contingencies which do not arise in the normal course of business and are exceptional and non-recurring in nature and for making specific provision for impaired loans as per the requirement of extant RBI guidelines or any regulatory guidance/instructions. The floating provision is netted-off from advances.

ii)	In the case of the Bank’s housing finance subsidiary, loans and other credit facilities are classified as per the NHB guidelines into performing and non-performing assets. Further, NPAs are classified into sub-standard, doubtful and loss assets based on criteria stipulated by NHB. Additional provisions are made against specific non-performing assets over and above what is stated above, if in the opinion of the management, increased provisions are necessary.

iii)	In the case of the Bank’s overseas banking subsidiaries, loans are stated net of allowance for credit losses. Loans are classified as impaired and impairment losses are incurred only if there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition on the loan (a loss event) and that loss event (or events) has an impact on the estimated future cash flows of the loans that can be reliably estimated. An allowance for impairment losses is maintained at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but have not yet been identified.

The total proportion of loans for which subsidiaries have applied accounting policies different from the Bank as mentioned above, is approximately 9.68% of the total loans at March 31, 2018.

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

Property, Plant and Equipment (PPE), other than premises of the Bank and its housing finance subsidiary are carried at cost less accumulated depreciation and impairment, if any. In case of the Bank and its housing finance subsidiary, premises are carried at revalued amount, being fair value at the date of revaluation less accumulated depreciation. Cost includes freight, duties, taxes and incidental expenses related to the acquisition and installation of the asset. Depreciation is charged over the estimated useful life of PPE on a straight-line basis. The useful life of the groups of PPE for domestic group companies is based on past experience and expectation of usage, which for some categories of PPE, is different from the useful life as prescribed in Schedule II to the Companies Act, 2013.

Assets purchased/sold during the year are depreciated on a pro-rata basis for the actual number of days the asset has been capitalised.

In case of the Bank, items individually costing up to Rs. 5,000/- are depreciated fully over a period of 12 months from the date of purchase. Further, profit on sale of premises by the Bank is appropriated to capital reserve, net of transfer to Statutory Reserve and taxes, in accordance with RBI guidelines.

In case of revalued/impaired assets, depreciation is provided over the remaining useful life of the assets with reference to revised asset values. In case of premises, which are carried at revalued amounts, the depreciation on the excess of revalued amount over historical cost is transferred from Revaluation Reserve to General Reserve annually.

Non-banking assets

Non-banking assets (NBAs) acquired in satisfaction of claims are carried at lower of net book value and net realisable value. Further, the Bank creates provision on non-banking assets as per specific RBI directions.

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

Foreign currency and rupee derivative contracts entered into for trading purposes are marked to market and the resulting gain or loss is accounted for in the profit and loss account. Pursuant to RBI guidelines, any receivables under derivative contracts which remain overdue for more than 90 days and mark-to-market gains on other derivative contracts with the same counter-parties are reversed through the profit and loss account.

18.	Impairment of assets

The immovable fixed assets are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of an asset may not be recoverable. An asset is treated as impaired when its carrying amount exceeds its recoverable amount. The impairment is recognised by debiting the profit and loss account and is measured as the amount by which the carrying amount of the impaired assets exceeds their recoverable value. The Bank and its housing finance subsidiary follows revaluation model of accounting for its premises and the recoverable amount of the revalued assets is considered to be close to its revalued amount. Accordingly, separate assessment for impairment of premises is not required.

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

The following table sets forth, for the periods indicated, the computation of earnings per share.

Rs. in million, except per share data

	Year ended March 31, 2018	Year ended March 31, 2017
Basic
Weighted average no. of equity shares outstanding	6,417,180,759	6,401,835,901
Net profit attributable to equity share holders	77,121.8	101,883.8
Basic earnings per share (Rs.)	12.02	15.91
Diluted
Weighted average no. of equity shares outstanding	6,482,375,300	6,428,315,579
Net profit attributable to equity share holders	77,098.8	101,837.1
Diluted earnings per share (Rs.)[2]	11.89	15.84
Nominal value per share (Rs.)	2.00	2.00
1.	Pursuant to the issue of bonus shares by the Bank during the year ended March 31, 2018, number of shares and per share information has been restated for the year ended March 31, 2017.

2.	The dilutive impact is due to options granted to employees by the Group.

2.	Related party transactions

The Group has transactions with its related parties comprising associates/other related entities and key management personnel and relatives of key management personnel.

I.	Related parties

Associates/other related entities

ICICI Merchant Services Private Limited, India Advantage Fund-III, India Advantage Fund-IV, India Infradebt Limited, I-Process Services (India) Private Limited, NIIT Institute of Finance Banking and Insurance Training Limited, Comm Trade Services Limited and ICICI Foundation for Inclusive Growth.

Akzo Nobel India Limited and FINO PayTech Limited ceased to be related parties effective from April 30, 2016 and January 5, 2017 respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Key management personnel

Ms. Chanda Kochhar, Mr. N. S. Kannan, Ms. Vishakha Mulye, Mr. Vijay Chandok1 , Mr. Anup Bagchi2, Mr. K. Ramkumar3 and Mr. Rajiv Sabharwal4.

1.	Identified as related party effective from July 28, 2016.

2.	Identified as related party effective from February 1, 2017.

3.	Ceased to be related party effective close of business hours on April 30, 2016.

4.	Ceased to be related party effective close of business hours on January 31, 2017.

Relatives of key management personnel

Mr. Deepak Kochhar, Mr. Arjun Kochhar, Ms. Aarti Kaji, Mr. Mahesh Advani, Ms. Rangarajan Kumudalakshmi, Ms. Aditi Kannan, Ms. Sudha Narayanan, Mr. Raghunathan Narayanan, Mr. Rangarajan Narayanan, Mr. Vivek Mulye, Ms. Vriddhi Mulye, Dr. Gauresh Palekar, Ms. Shalaka Gadekar, Ms. Manisha Palekar, Ms. Poonam Chandok1, Ms. Saluni Chandok1, Ms. Simran Chandok1, Mr. C. V. Kumar1, Ms. Shad Kumar1, Ms. Sanjana Gulati1, Ms. Mitul Bagchi2, Mr. Aditya Bagchi2, Mr. Shishir Bagchi2, Mr. Arun Bagchi2, Mr. K. Jayakumar3, Ms. J. Krishnaswamy3, Ms. Sangeeta Sabharwal4, Mr. Kartik Sabharwal4, Mr. Arnav Sabharwal4 and Dr. Sanjiv Sabharwal4.

1.	Identified as related party effective from July 28, 2016.

2.	Identified as related party effective from February 1, 2017.

3.	Ceased to be related party effective close of business hours on April 30, 2016.

4.	Ceased to be related party effective close of business hours on January 31, 2017.

II.	Transactions with related parties

The following table sets forth, for the periods indicated, the significant transactions between the Group and its related parties.

Rs. in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Interest income
Associates/others	212.6	188.8
Key management personnel	9.0	10.7
Relatives of key management personnel	0.1	0.2
Total	221.7	199.7

Fee, commission and other income
Associates/others	25.1	26.0
Key management personnel	0.5	2.4
Relatives of key management personnel	0.0[1]	0.0[1]
Total	25.6	28.4

Commission income on guarantees issued
Associates/others	0.1	0.0[1]
Key management personnel	..	..
Relatives of key management personnel	..	..
Total	0.1	0.0[1]

Insurance premium received
Associates/others	34.0	52.8

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Key management personnel	2.6	4.0
Relatives of key management personnel	4.6	3.1
Total	41.2	59.9

Income on custodial services
Associates/others	..	1.1
Key management personnel	..	..
Relatives of key management personnel	..	..
Total	..	1.1

Gain/(loss) on forex and derivative transactions (net)[2]
Associates/others	(0.0)[1]	..
Key management personnel	..	..
Relatives of key management personnel	..	..
Total	(0.0)[1]	..

Dividend income
Associates/others	63.8	..
Total	63.8	..

Reimbursement of expenses to the Group
Associates/others	3.3	..
Key management personnel	..	..
Relatives of key management personnel	..	..
Total	3.3	..

Recovery of lease of premises, common corporate and facilities expenses
Associates/others	69.2	96.5
Key management personnel	..	..
Relatives of key management personnel	..	..
Total	69.2	96.5

Recovery of secondment of employees
Associates/others	8.7	8.0
Total	8.7	8.0

Interest expense
Associates/others	5.4	15.6
Key management personnel	10.2	6.7
Relatives of key management personnel	3.1	2.9
Total	18.7	25.2

Remuneration to wholetime directors[3]
Key management personnel	232.9	223.5
Total	232.9	223.5

Reimbursement of expenses to related parties
Associates/others	0.1	0.2
Key management personnel	..	..
Relatives of key management personnel	..	..
Total	0.1	0.2

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Insurance claims paid
Associates/others	0.1	5.6
Key management personnel	..	..
Relatives of key management personnel	0.4	..
Total	0.5	5.6

Brokerage, fee and other expenses
Associates/others	7,030.4	6,248.2
Key management personnel	..	..
Relatives of key management personnel	..	..
Total	7,030.4	6,248.2

Donation given
Associates/others	1,182.2	975.9
Total	1,182.2	975.9

Dividend paid
Associates/others	..	..
Key management personnel	8.5	18.1
Relatives of key management personnel	0.0[1]	0.0[1]
Total	8.5	18.1

Investments in the securities issued by related parties
Associates/others	12,907.0	9,759.5
Total	12,907.0	9,759.5

Redemption/buyback of securities
Associates/others	647.2	267.7
Total	647.2	267.7
1.	Insignificant amount.

2.	The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.

3.	Excludes the perquisite value on account of employee stock options exercised.

III.	Material transactions with related parties

The following table sets forth, for the periods indicated, the material transactions between the Group and its related parties. A specific related party transaction is disclosed as a material related party transaction wherever it exceeds 10% of all related party transactions in that category.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Rs. in million
Particulars		Year ended March 31, 2018	Year ended March 31, 2017
Interest income
1	India Infradebt Limited	212.6	153.9
2	ICICI Merchant Services Private Limited	..	34.9

Fee, commission and other income
1	India Infradebt Limited	23.4	22.2
2	ICICI Merchant Services Private Limited	1.6	3.7

Commission income on guarantees issued
1	NIIT Institute of Finance Banking and Insurance Training Limited	0.1	0.0[1]

Insurance premium received
1	ICICI Foundation for Inclusive Growth	30.0	30.2
2	FINO PayTech Limited[2]	N.A.	16.7

Income on custodial services
1	India Advantage Fund-III	..	0.6
2	India Advantage Fund-IV	..	0.5

Gain/(loss) on forex and derivative transactions (net)[3]
1	ICICI Merchant Services Private Limited	(0.0)[1]	..
2	India Infradebt Limited	(0.0)[1]	..

Dividend income
1	India Infradebt Limited	63.8	..

Reimbursement of expenses to the Group
1	India Infradebt Limited	3.3	..

Recovery of lease of premises, common corporate and facilities expenses
1	ICICI Foundation for Inclusive Growth	63.6	58.3
2	FINO PayTech Limited[2]	N.A.	31.9

Recovery of secondment of employees
1	I-Process Services (India) Private Limited	8.7	8.0

Interest expense
1	ICICI Foundation for Inclusive Growth	2.4	2.5
2	India Infradebt Limited	1.7	11.1
3	Ms. Chanda Kochhar	9.5	5.3

Remuneration to wholetime directors[4]
1	Ms. Chanda Kochhar	63.3	58.7
2	Mr. N. S. Kannan	45.1	40.7
3	Ms. Vishakha Mulye	43.1	36.7
4	Mr. Vijay Chandok[5]	44.1	26.1
5	Mr. Anup Bagchi[6]	37.3	8.5

Rs. in million
Particulars		Year ended March 31, 2018	Year ended March 31, 2017
6	Mr. K. Ramkumar[7]	N.A.	11.1
7	Mr. Rajiv Sabharwal[8]	N.A.	41.7

Reimbursement of expenses to related parties
1	NIIT Institute of Finance Banking and Insurance Training Limited	0.1	0.2

Insurance claims paid
1	I-Process Services (India) Private Limited	0.1	0.1
2	FINO PayTech Limited[2]	N.A.	4.3
3	Akzo Nobel India Limited[7]	N.A.	1.2
4	Mr. Deepak Kochhar	0.4	..
Brokerage, fee and other expenses
1	I-Process Services (India) Private Limited	4,600.8	3,646.6
2	ICICI Merchant Services Private Limited	2,415.9	2,432.1

Donation given
1	ICICI Foundation for Inclusive Growth	1,182.2	975.9

Dividend paid
1	Ms. Chanda Kochhar	5.7	11.7
2	Mr. N. S. Kannan	1.1	2.4
3	Ms. Vishakha Mulye	1.7	2.6
4	Mr. Vijay Chandok[5]	0.0[1]	..
5	Mr. Anup Bagchi[6]	0.0[1]	..
6	Mr. Rajiv Sabharwal[8]	N.A.	1.4

Investments in the securities issued by related parties
1	India Infradebt Limited	12,907.0	9,759.5

Redemption/buyback of securities
1	India Advantage Fund-IV	386.4	168.1
2	India Advantage Fund-III	260.8	99.6
1.	Insignificant amount.

2.	Ceased to be related party effective from January 5, 2017.

3.	The Bank undertakes derivative transactions with its subsidiaries, associates, joint ventures and other related entities. The Bank manages its foreign exchange and interest rate risks arising from these transactions by covering them in the market. While the Bank within its overall position limits covers these transactions in the market, the above amounts represent only the transactions with its subsidiaries, associates, joint ventures and other related entities and not the offsetting/covering transactions.

4.	Excludes the perquisite value on account of employee stock options exercised.

5.	Identified as related party effective from July 28, 2016.

6.	Identified as related party effective from February 1, 2017.

7.	Ceased to be related party effective close of business hours on April 30, 2016.

8.	Ceased to be related party effective close of business hours on January 31, 2017.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

IV.	Related party outstanding balances

The following table sets forth, for the periods indicated, the outstanding balances payable to/receivable from related parties.

Rs. in million

Items	At March 31, 2018	At March 31, 2017
Deposits with the Group
Associates/others	1,069.6	3,749.2
Key management personnel	146.1	145.2
Relatives of key management personnel	120.8	56.2
Total	1,336.5	3,950.6

Payables
Associates/others	761.0	731.4
Key management personnel	0.0[1]	0.0[1]
Relatives of key management personnel	0.0[1]	0.0[1]
Total	761.0	731.4

Investments by the Group
Associates/others	6,939.3	7,112.8
Key management personnel	..	..
Relatives of key management personnel	..	..
Total	6,939.3	7,112.8

Investments of related parties in the Group
Associates/others	..	..
Key management personnel	10.7	8.7
Relatives of key management personnel	0.0[1]	0.0[1]
Total	10.7	8.7

Advances
Associates/others	..	..
Key management personnel	161.1	204.0
Relatives of key management personnel	0.7	0.9
Total	161.8	204.9

Receivables
Associates/others	85.7	61.0
Key management personnel	..	..
Relatives of key management personnel	..	..
Total	85.7	61.0

Guarantees issued by the Group
Associates/others	1.1	7.7
Key management personnel	..	..
Relatives of key management personnel	..	..
Total	1.1	7.7
1.	Insignificant amount.

2.	At March 31, 2018, 38,444,750 (March 31, 2017: 34,321,540, after adjusting for bonus shares issued by the Bank during the year ended March 31, 2018) employee stock options for key management personnel were outstanding.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

3.	During the year ended March 31, 2018, 408,119 (March 31, 2017: 1,115,730), after adjusting for bonus shares issued by the Bank during the year ended March 31, 2018, employee stock options with total exercise price of Rs. 60.0 million (March 31, 2017: Rs. 170.9 million) were exercised by the key management personnel.

V.	Related party maximum balances

The following table sets forth, for the periods indicated, the maximum balance payable to/receivable from related parties.

Rs. in million

Items	Year ended March 31, 2018	Year ended March 31, 2017
Deposits with the Group
Key management personnel	198.2	293.7
Relatives of key management personnel	550.5	62.3

Payables[1]
Key management personnel	0.1	0.1
Relatives of key management personnel	0.1	0.0[2]

Investments of related parties in the Group
Key management personnel	10.7	9.1
Relatives of key management personnel	0.0[2]	0.0[2]

Advances
Key management personnel	203.6	206.7
Relatives of key management personnel	3.1	8.6
1.	Maximum balance is determined based on comparison of the total outstanding balances at each quarter end during the financial year.

2.	Insignificant amount.

3.	Employee Stock Option Scheme (ESOS)

In terms of the ESOS, as amended, the maximum number of options granted to any eligible employee in a financial year shall not exceed 0.05% of the issued equity shares of the Bank at the time of grant of the options and aggregate of all such options granted to the eligible employees shall not exceed 10% of the aggregate number of the issued equity shares of the Bank on the date(s) of the grant of options in line with SEBI Regulations. Under the stock option scheme, eligible employees are entitled to apply for equity shares. In April 2016, exercise period was modified from 10 years from the date of grant or five years from the date of vesting, whichever is later, to 10 years from the date of vesting of options. In June 2017, exercise period was further modified to not exceed 10 years from the date of vesting of options as may be determined by the Board Governance, Remuneration & Nomination Committee to be applicable for future grants.

Options granted after March 2014 vest in a graded manner over a three-year period with 30%, 30% and 40% of the grant vesting in each year, commencing from the end of 12 months from the date of grant other than certain options granted in April 2014 which vested to the extent of 50% on April 30, 2017 and the balance vested on April 30, 2018 and option granted in September 2015 which would vest to the extent of 50% on April 30, 2018 and balance 50% would vest on April 30, 2019. However, for the options granted in September 2015, if the participant’s employment terminates due to retirement (including pursuant to any early/voluntary retirement scheme), all the unvested options would lapse. Options granted in January 2018 would vest at the end of four years from the date of grant.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Options granted prior to March 2014 vested in a graded manner over a four-year period, with 20%, 20%, 30% and 30% of the grants vesting in each year, commencing from the end of 12 months from the date of grant. Options granted in April 2009 vested in a graded manner over a five-year period with 20%, 20%, 30% and 30% of grant vesting each year, commencing from the end of 24 months from the date of grant. Options granted in September 2011 vested in a graded manner over a five-years period with 15%, 20%, 20% and 45% of grant vesting each year, commencing from the end of 24 months from the date of the grant.

Pursuant to the issuance of bonus shares approved by the shareholders on June 12, 2017, stock options were also adjusted with increase of one option for every 10 outstanding options and the exercise prices of options were proportionately adjusted. Accordingly the option and exercise price numbers are re-stated.

The exercise price of the Bank’s options, except mentioned below, is the last closing price on the stock exchange, which recorded highest trading volume preceding the date of grant of options. In February 2011, the Bank granted 16,692,500 options to eligible employees and whole-time Directors of the Bank and certain of its subsidiaries at an exercise price of Rs. 175.82. This exercise price was average closing price on stock exchange during the six months ended October 28, 2010. Of these options granted, 50% vested on April 30, 2014 and the balance 50% vested on April 30, 2015.

Based on intrinsic value of options, no compensation cost was recognised during the year ended March 31, 2018 (year ended March 31, 2017: Nil). If the Bank had used the fair value of options based on binomial tree model, compensation cost in the year ended March 31, 2018 would have been higher by Rs. 3,526.6 million (year ended March 31, 2017: Rs. 5,107.5 million) including additional cost of Rs. 74.3 million (March 31, 2017: Rs. 1,393.1 million) due to change in exercise period and proforma profit after tax would have been Rs. 64,247.6 million (year ended March 31, 2017: Rs. 92,903.4 million). On a proforma basis, the Bank’s basic and diluted earnings per share would have been Rs. 10.01 (year ended March 31, 2017: Rs. 14.51) and Rs. 9.91 (March 31, 2017: Rs. 14.45) respectively for the year ended March 31, 2018. The following table sets forth, for the periods indicated, the key assumptions used to estimate the fair value of options granted.

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Risk-free interest rate	7.06% to 7.59%	7.43% to 7.77%
Expected life	3.90 to 6.90 years	3.89 to 5.89 years
Expected volatility	31.71% to 32.92%	32.03% to 33.31%
Expected dividend yield	0.73% to 1.81%	2.04% to 2.15%

The weighted average fair value of options granted during the year ended March 31, 2018 was Rs. 86.43 (year ended March 31, 2017: Rs. 76.72).

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, for the periods indicated, the summary of the status of the Bank’s stock option plan.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2018		Year ended March 31, 2017
	Number of options[1]	Weighted average exercise price	Number of options	Weighted average exercise price
Outstanding at the beginning of the year	226,715,682	217.12	210,787,022	214.87
Add: Granted during the year	35,137,770	251.05	36,716,130	222.09
Less: Lapsed during the year, net of re-issuance	5,114,174[2]	248.30	10,108,994	242.30
Less: Exercised during the year	21,067,028	187.00	10,678,476	166.00
Outstanding at the end of the year	235,672,250	224.19	226,715,682	217.12
Options exercisable	136,428,736	208.44	120,512,112	195.06
1.	Adjusted for bonus issuance.

2.	Adjusted on account of fractional entitlement payout due to issuance of bonus shares.

The following table sets forth, the summary of stock options outstanding at March 31, 2018.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-99	1,849,150	79.12	4.91
100-199	47,665,539	165.43	4.85
200-299	185,857,561	240.57	9.43
300-399	300,000	309.50	13.79

The following table sets forth, the summary of stock options outstanding at March 31, 2017.

Range of exercise price (Rs. per share)	Number of shares arising out of options	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
60-99	2,355,045	79.08	5.93
100-199	59,262,913	164.74	5.65
200-299	165,097,724	237.89	9.98
300-399	..	..	..

The options were exercised regularly throughout the period and weighted average share price as per National Stock Exchange price volume data during the year ended March 31, 2018 was Rs. 296.94 (year ended March 31, 2017: Rs. 234.38)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

ICICI Life:

ICICI Prudential Life Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2018 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, there would have been any incremental compensation cost of Rs. 39.7 million for the year ended March 31, 2018 (for the year ended March 31, 2017: Nil).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Prudential Life Insurance Company.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2018		Year ended March 31, 2017
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	2,398,838	352.49	5,999,175	233.72
Add: Granted during the year	656,300	468.60	..	..
Less: Forfeited/lapsed during the year	82,650	410.92	578,575	396.80
Less : Exercised during the year	151,600	261.08	3,021,762	108.33
Outstanding at the end of the year	2,820,888	382.70	2,398,838	352.49
Options exercisable	2,193,488	358.13	2,398,838	352.49

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2018.

Range of exercise price (Rs. per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
100-299	340,113	130.00	2.1
300-400	1,853,375	400.00	0.1
400-500	627,400	468.60	11.4

The following table sets forth, summary of stock options outstanding of ICICI Prudential Life Insurance Company at March 31, 2017.

Range of exercise price (Rs. per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (Number of years)
100-299	422,113	130.00	3.1
300-400	1,976,725	400.00	1.1

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

ICICI General:

ICICI Lombard General Insurance Company has formulated ESOS for their employees. There is no compensation cost for the year ended March 31, 2018 based on the intrinsic value of options. If the entity had used the fair value approach for accounting of options, there would not have been any incremental compensation cost for the year ended March 31, 2018 (for the year ended March 31, 2017: Nil).

The following table sets forth, for the periods indicated, a summary of the status of the stock option plan of ICICI Lombard General Insurance Company.

Rs. except number of options

Particulars	Stock options outstanding
	Year ended March 31, 2018		Year ended March 31, 2017
	Number of shares	Weighted average exercise price	Number of shares	Weighted average exercise price
Outstanding at the beginning of the year	3,180,324	125.83	7,004,248	113.71
Add: Granted during the year	..	..	..	..
Less: Forfeited/ lapsed during the year	21,250	113.06	78,000	193.85
Less : Exercised during the year	2,663,934	130.13	3,745,924	101.75
Outstanding at the end of the year	495,140	103.28	3,180,324	125.83
Options exercisable	495,140	103.28	3,180,324	125.83

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2018.

Range of exercise price (Rs. per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
35 to 99	147,140	80.89	1.34
100 to 200	348,000	112.74	2.31

The following table sets forth, summary of stock options outstanding of ICICI Lombard General Insurance Company at March 31, 2017.

Range of exercise price (Rs. per share)	Number of shares arising out of options (number of shares)	Weighted average exercise price (Rs. per share)	Weighted average remaining contractual life (number of years)
35-99	1,034,824	60.42	2.78
100-200	2,145,500	157.38	2.41

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

If the Group had used the fair value of options based on the binomial tree model, the compensation cost for the year ended March 31, 2018 would have been higher by Rs. 3,417.2 million (March 31, 2017: Rs. 4,926.5 million) including additional cost of Rs. 74.3 million (March 31, 2017: Rs. 1,369.2 million) due to change in exercise period and the proforma consolidated profit after tax would have been Rs. 73,704.6 million (March 31, 2017: Rs. 96,957.3 million). On a proforma basis, the Group’s basic earnings per share would have been Rs. 11.49 (March 31, 2017: Rs. 15.15) and diluted earnings per share would have been Rs. 11.37 (March 31, 2017: Rs. 15.08).

4.	Fixed assets

The following table sets forth, for the periods indicated, the movement in software acquired by the Group, as included in fixed assets.

Rs. in million

Particulars	At March 31, 2018	At March 31, 2017
At cost at March 31 of preceding year	20,348.6	17,803.2
Additions during the year	4,062.4	2,628.2
Deductions during the year	(104.8)	(82.8)
Depreciation to date	(18,678.7)	(15,941.1)
Net block	5,627.5	4,407.5

5.	Assets on lease

5.1	Assets taken under operating lease

The following table sets forth, for the periods indicated, the details of future rentals payable on operating leases.

Rs. in million

Particulars	At March 31, 2018	At March 31, 2017
Not later than one year	510.1	455.2
Later than one year and not later than five years	1,628.9	1,385.9
Later than five years	664.1	353.7
Total	2,803.1	2,194.8

The terms of renewal are those normally prevalent in similar agreements and there are no undue restrictions in the agreements.

5.2	Assets under finance lease

The following table sets forth, for the periods indicated, the details of finance leases.

Rs. in million

Particulars	At March 31, 2018	At March 31, 2017
Future minimum lease receipts
Present value of lease receipts	1,136.8	..
Unmatured finance charges	77.5	..
Sub total	1,214.3	..
Less: collective provision	(3.0)	..
Total	1,211.3	..

Particulars	At March 31, 2018	At March 31, 2017
Maturity profile of future minimum lease receipts
- Not later than one year	281.8	..
- Later than one year and not later than five years	788.7	..
- Later than five years	143.8	..
Total	1,214.3	..
Less: collective provision	(3.0)	..
Total	1,211.3	..

Maturity profile of present value of lease rentals

The following table sets forth, for the periods indicated, the details of maturity profile of present value of finance lease receipts.

Rs. in million

Particulars	At March 31, 2018	At March 31, 2017
Maturity profile of future present value of finance lease receipts
- Not later than one year	256.4	..
- Later than one year and not later than five years	740.2	..
- Later than five years	140.2	..
Total	1,136.8	..
Less: collective provision	(3.0)	..
Total	1,133.8	..

6.	Preference shares

At March 31, 2018, certain government securities amounting to Rs. 3,338.9 million (March 31, 2017: Rs. 3,219.7 million) were earmarked against redemption of preference shares issued by the Bank. The preference shares have been subsequently redeemed after approval from RBI on April 20, 2018, as per the original terms of the issue.

7.	Provisions and contingencies

The following table sets forth, for the periods indicated, the break-up of provisions and contingencies included in the profit and loss account.

Rs. in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Provision for depreciation of investments	19,489.3	9,364.2
Provision towards non-performing and other assets[1]	147,516.1	157,453.2
Provision towards income tax
- Current[2]	40,782.1	31,375.6
- Deferred	(21,992.9)	(6,685.4)
Other provisions and contingencies[3]	12,724.2	(992.6)
Total provisions and contingencies	198,518.8	190,515.0
1.	During the year ended March 31, 2017, the Bank has fully utilised an amount of Rs. 36,000.0 million from collective contingency and related reserve.

2.	During the year ended March 31, 2018, the Bank has recognised Minimum Alternate Tax (MAT) credit as an asset amounting to Rs. 2,178.0 million, as the normal income tax liability related to the year ended March 31, 2017 was less than the MAT computed as per section 115JB of the Income tax Act, 1961. The MAT asset has been fully utilised against the normal income tax liability for the year ended March 31, 2018.

3.	Includes general provision towards standard assets made amounting to Rs. 2,960.4 million (March 31, 2017: reversal of provision by Rs. 3,733.8 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The Group has assessed its obligations arising in the normal course of business, including pending litigations, proceedings pending with tax authorities and other contracts including derivative and long-term contracts. In accordance with the provisions of Accounting Standard - 29 on ‘Provisions, Contingent Liabilities and Contingent Assets’, the Group recognises a provision for material foreseeable losses when it has a present obligation as a result of a past event and it is probable that an outflow of resources will be required to settle the obligation, in respect of which a reliable estimate can be made. In cases where the available information indicates that the loss on the contingency is reasonably possible but the amount of loss cannot be reasonably estimated, a disclosure to this effect is made as contingent liabilities in the financial statements. The Group does not expect the outcome of these proceedings to have a materially adverse effect on its financial results. For insurance contracts booked in its life insurance subsidiary, reliance has been placed on the Appointed Actuary for actuarial valuation of “liabilities for policies in force”. The Appointed Actuary has confirmed that the assumptions used in valuation of liabilities for policies in force are in accordance with the guidelines and norms issued by the IRDAI and the Institute of Actuaries of India in concurrence with the IRDAI.

8.	Staff retirement benefits

Pension

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for pension benefits.

Rs. in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening obligations	16,686.9	14,191.6
Service cost	275.0	253.7
Interest cost	1,113.1	1,116.5
Actuarial (gain)/loss	(1,162.8)	2,436.0
Liabilities extinguished on settlement	(1,399.0)	(1,182.5)
Benefits paid	(122.1)	(128.4)
Obligations at the end of year	15,391.1	16,686.9

Opening plan assets, at fair value	16,888.1	13,191.6
Expected return on plan assets	1,433.4	1,143.2
Actuarial gain/(loss)	(449.6)	589.5
Assets distributed on settlement	(1,554.5)	(1,313.9)
Contributions	108.4	3,406.1
Benefits paid	(122.1)	(128.4)
Closing plan assets, at fair value	16,303.7	16,888.1

Fair value of plan assets at the end of the year	16,303.7	16,888.1
Present value of defined benefit obligations at the end of the year	(15,391.1)	(16,686.9)
Amount not recognised as an asset (limit in Para 59(b) of AS 15 on ‘employee benefits’)	(310.1)	(68.4)
Asset/(liability)	602.5	132.8

Cost[1]
Service cost	275.0	253.7

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Interest cost	1,113.1	1,116.5
Expected return on plan assets	(1,433.4)	(1,143.2)
Actuarial (gain)/loss	(713.2)	1,846.5
Curtailments & settlements (gain)/loss	155.5	131.4
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	241.8	68.4
Net cost	(361.2)	2,273.3

Actual return on plan assets	983.8	1,732.7
Expected employer’s contribution next year	3,000.0	3,000.0

Investment details of plan assets
Insurer Managed Funds	0.88%	0.80%
Government of India securities	48.98%	47.80%
Corporate Bonds	43.48%	39.38%
Equity securities in listed companies	6.00%	6.02%
Others	0.66%	6.00%

Assumptions
Discount rate	7.45%	6.75%
Salary escalation rate:
On Basic Pay	1.50%	1.50%
On Dearness Relief	7.00%	7.00%
Estimated rate of return on plan assets	8.00%	8.00%
1.	Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
Plan assets	16,303.7	16,888.1	13,191.6	10,103.4	9,018.8
Defined benefit obligations	(15,391.1)	(16,686.9)	(14,191.6)	(12,999.9)	(10,209.9)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	(310.1)	(68.4)	..	..	..
Surplus/(deficit)	602.5	132.8	(1,000.0)	(2,896.5)	(1,191.1)
Experience adjustment on plan assets	(449.6)	589.5	(4.1)	104.7	(29.1)
Experience adjustment on plan liabilities	290.1	(80.0)	1,503.4	1,271.2	2,549.6

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Gratuity

The following table sets forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for gratuity benefits of the Group.

Rs. in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening obligations	11,172.6	9,389.8
Add: Adjustment for exchange fluctuation on opening obligation	0.4	(2.7)
Adjusted opening obligations	11,173.0	9,387.1
Service cost	1,178.2	954.6
Interest cost	775.8	745.5
Actuarial (gain)/loss	(316.3)	1,016.1
Past service cost	16.1	..
Obligations transferred from/to other companies	33.4	17.4
Benefits paid	(1,013.6)	(948.1)
Obligations at the end of the year	11,846.6	11,172.6

Opening plan assets, at fair value	10,443.4	8,361.6
Expected return on plan assets	830.2	632.3
Actuarial gain/(loss)	(124.7)	542.2
Contributions	803.4	1,838.0
Assets transferred from/to other companies	33.4	17.4
Benefits paid	(1,013.6)	(948.1)
Closing plan assets, at fair value	10,972.1	10,443.4

Fair value of plan assets at the end of the year	10,972.1	10,443.4
Present value of the defined benefit obligations at the end of the year	(11,846.6)	(11,172.6)
Unrecognised past service cost	..	..
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..
Asset/(liability)	(874.5)	(729.2)

Cost for the year[1]
Service cost	1,178.2	954.6
Interest cost	775.8	745.5
Expected return on plan assets	(830.2)	(632.3)
Actuarial (gain)/loss	(191.6)	473.9
Past service cost	16.1	..
Losses/(gains) on "Acquisition/Divestiture"	..	..
Exchange fluctuation loss/(gain)	0.4	(2.7)
Effect of the limit in para 59(b) of AS 15 on ‘employee benefits’	..	..
Net cost	948.7	1,539.0

Actual return on plan assets	705.5	1,174.2
Expected employer’s contribution next year	1,838.0	1,838.0

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Investment details of plan assets
Insurer managed funds	18.15%	18.03%
Government of India securities	22.50%	16.15%
Corporate bonds	39.86%	42.56%
Special Deposit schemes	2.66%	2.79%
Equity	12.85%	12.23%
Others	3.98%	8.24%

Assumptions
Discount rate	7.30%-7.85%	6.75%-7.55%
Salary escalation rate	7.00%-10.00%	7.00%-10.00%
Estimated rate of return on plan assets	7.50%-8.00%	7.50%-8.00%
1.	Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

Estimated rate of return on plan assets is based on the expected average long-term rate of return on investments of the Fund during the estimated term of the obligations.

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015	Year ended March 31, 2014
Plan assets	10,972.1	10,443.4	8,361.6	7,862.7	6,744.3
Defined benefit obligations	(11,846.6)	(11,172.6)	(9,389.8)	(8,470.2)	(7,252.6)
Amount not recognised as an asset (limit in para 59(b) of AS 15 on ‘employee benefits’)	..	..	..	..	(0.1)
Surplus/(deficit)	(874.5)	(729.2)	(1,028.2)	(607.5)	(508.4)
Experience adjustment on plan assets	(124.7)	542.2	(398.1)	699.4	(8.4)
Experience adjustment on plan liabilities	261.8	269.8	171.4	70.6	308.7

The estimates of future salary increases, considered in actuarial valuation, take into consideration inflation, seniority, promotion and other relevant factors.

Provident Fund (PF)

As there is no liability towards interest rate guarantee on exempt provident fund on the basis of actuarial valuation, the Group has not made any provision for the year ended March 31, 2018 (year ended March 31, 2017: Nil).

The following tables set forth, for the periods indicated, movement of the present value of the defined benefit obligation, fair value of plan assets and other details for provident fund of the Group.

Rs. in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Opening obligations	26,198.8	23,209.5
Service cost	1,380.7	1,225.8
Interest cost	1,757.2	1,800.7

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Actuarial (gain)/loss	501.7	310.6
Employees contribution	2,619.1	2,379.6
Obligations transferred from/to other companies	354.5	141.0
Benefits paid	(3,224.1)	(2,868.4)
Obligations at end of the year	29,587.9	26,198.8

Opening plan assets	26,198.8	23,209.5
Expected return on plan assets	2,274.0	2,119.6
Actuarial gain / (loss)	(15.1)	(8.3)
Employer contributions	1,380.7	1,225.8
Employees contributions	2,619.1	2,379.6
Assets transfer from/to other companies	354.5	141.0
Benefits paid	(3,224.1)	(2,868.4)
Closing plan assets	29,587.9	26,198.8
Plan assets at the end of the year	29,587.9	26,198.8
Present value of the defined benefit obligations at the end of the year	(29,587.9)	(26,198.8)
Asset/(liability)	..	..

Cost for the year[1]
Service cost	1,380.7	1,225.8
Interest cost	1,757.2	1,800.7
Expected return on plan assets	(2,274.0)	(2,119.6)
Actuarial (gain)/loss	516.8	318.9
Net cost	1,380.7	1,225.8

Actual return on plan assets	2,258.8	2,111.3
Expected employer's contribution next year	1,479.1	1,313.0

Investment details of plan assets
Government of India securities	47.65%	43.93%
Corporate Bonds	45.17%	49.50%
Special deposit scheme	1.84%	2.08%
Others	5.34%	4.49%

Assumptions
Discount rate	7.35%-7.60%	6.75%-7.45%
Expected rate of return on assets	8.18%-8.95%	7.90%-9.09%
Discount rate for the remaining term to maturity of investments	7.55%-8.05%	7.00%-7.20%
Average historic yield on the investment	8.28%-8.95%	8.20%-8.99%
Guaranteed rate of return	8.55%-8.65%	8.65%
1.	Included in line item ‘Payments to and provision for employees’ of Schedule 16- Operating expenses.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

Experience adjustment

Rs. in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2016	Year ended March 31, 2015
Plan assets	29,587.9	26,198.8	23,209.5	20,683.7
Defined benefit obligations	(29,587.9)	(26,198.8)	(23,209.5)	(20,683.7)
Amount not recognised as an asset (limit in para 59(b)) AS 15 on ‘employee benefits’)	..	..	..	..
Surplus/(deficit)	..	..	..	..
Experience adjustment on plan assets	(15.1)	(8.3)	27.1	347.0
Experience adjustment on plan liabilities	501.6	310.5	252.5	325.7

The Group has contributed Rs. 2,663.0 million to provident fund including Government of India managed employees provident fund for the year ended March 31, 2018 (year ended March 31, 2017: Rs. 2,432.9 million), which includes compulsory contribution made towards employee pension scheme under Employees Provident Fund and Miscellaneous Provisions Act, 1952.

Superannuation Fund

The Group has contributed Rs. 219.8 million for the year ended March 31, 2018 (year ended March 31, 2017: Rs. 209.7 million) to Superannuation Fund for employees who had opted for the scheme.

National Pension Scheme (NPS)

The Group has contributed Rs. 114.0 million for the year ended March 31, 2018 (March 31, 2017: Rs. 95.8 million) to NPS for employees who had opted for the scheme.

Compensated absence

The following table sets forth, for the periods indicated, cost for compensated absence.

Rs. in million

Particulars	Year ended March 31, 2018	Year ended March 31, 2017
Cost[1]	799.9	864.9
Assumptions
Discount rate	7.30%-7.85%	6.75%-7.55%
Salary escalation rate	7.00%-10.00%	7.00%-10.00%
1.	Included in line item ‘Payments to and provision for employees’ of schedule- 16 Operating expenses.

9.	Provision for income tax

The provision for income tax (including deferred tax) for the year ended March 31, 2018 amounted to Rs. 18,789.2 million (March 31, 2017: Rs. 24,690.2 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The Group has a comprehensive system of maintenance of information and documents required by transfer pricing legislation under sections 92-92F of the Income Tax Act, 1961. The management is of the opinion that all international transactions are primarily at arm’s length so that the above legislation does not have material impact on the financial statements.

10.	Deferred tax

At March 31, 2018, the Group has recorded net deferred tax asset of Rs. 78,183.0 million (March 31, 2017: Rs. 56,128.0 million), which have been included in other assets.

The following table sets forth, for the periods indicated, the break-up of deferred tax assets and liabilities into major items.

Rs. in million

Particulars	At March 31, 2018	At March 31, 2017
Deferred tax assets
Provision for bad and doubtful debts	103,939.1	79,581.1
Foreign currency translation reserve[1]	861.2	5,721.3
Others	9,863.4	6,231.6
Total deferred tax assets	114,663.7	91,534.0
Deferred tax liabilities
Special reserve deduction	29,671.7	27,811.3
Mark-to-market gains[1]	346.5	354.0
Depreciation on fixed assets	5,084.3	5,354.0
Interest on refund of taxes[1]	1,077.1	1,559.6
Others	301.1	327.1
Total deferred tax liabilities	36,480.7	35,406.0
Total net deferred tax assets/(liabilities)	78,183.0	56,128.0
1.	These items are considered in accordance with the requirements of Income Computation and Disclosure Standards (ICDS).

As per ICDS and subsequent circular issued by Central Board of Direct Taxes, during the year ended March 31, 2017, the Bank had recognised tax expense and deferred tax asset on closing balance of Foreign Currency Translation Reserve (FCTR) at March 31, 2017. Delhi High Court struck down certain part of ICDS in November 2017. Further, pursuant to amendments in Income tax Act 1961 through Finance Act, 2018, the movement during the year in FCTR has become taxable effective from April 1, 2016. Accordingly, tax expense of Rs. 4,159.0 million and equal amount of deferred tax asset on the opening balance of FCTR at April 1, 2016 recognised earlier under ICDS has been reversed.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

11.	Information about business and geographical segments

A.	Business Segments

The business segments of the Group have been presented as follows:

i.	Retail banking includes exposures of the Bank which satisfy the four criteria of orientation, product, granularity and low value of individual exposures for retail exposures laid down in Basel Committee on Banking Supervision document “International Convergence of Capital Measurement and Capital Standards: A Revised Framework”. This segment also includes income from credit cards, debit cards, third party product distribution and the associated costs.

ii.	Wholesale banking includes all advances to trusts, partnership firms, companies and statutory bodies, by the Bank which are not included under Retail banking.

iii.	Treasury includes the entire investment and derivative portfolio of the Bank and ICICI Strategic Investments Fund.

iv.	Other banking includes leasing operations and other items not attributable to any particular business segment of the Bank. Further, it includes the Bank’s banking subsidiaries i.e. ICICI Bank UK PLC and ICICI Bank Canada.

v.	Life insurance represents results of ICICI Prudential Life Insurance Company Limited.

vi.	General insurance represents results of ICICI Lombard General Insurance Company Limited.

vii.	Others includes ICICI Home Finance Company Limited, ICICI Venture Funds Management Company Limited, ICICI International Limited, ICICI Securities Primary Dealership Limited, ICICI Securities Limited, ICICI Securities Holdings Inc., ICICI Securities Inc., ICICI Prudential Asset Management Company Limited, ICICI Prudential Trust Limited, ICICI Investment Management Company Limited, ICICI Trusteeship Services Limited and ICICI Prudential Pension Funds Management Company Limited.

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

The results of reported segments for the year ended March 31, 2018 are not comparable with that of reported segments for the year ended March 31, 2017 to the extent new entities have been consolidated and entities that have been discontinued from consolidation.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, the business segment results for the year ended March 31, 2018.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	502,625.4	300,940.3	515,895.5	31,134.7	325,235.3	95,244.7	59,249.7	(640,634.6)	1,189,691.0
2	Segment results	71,414.2	(82,813.0)	77,451.4	5,705.4	17,191.3	11,962.3	21,040.8	(12,167.8)	109,784.6
3	Unallocated expenses									..
4	Operating profit (2) – (3)									109,784.6
5	Income tax expenses (net)/(net deferred tax credit)									18,789.2
6	Net profit[1] (4) – (5)									90,995.4
	Other information
7	Segment assets	2,586,385.4	2,657,712.2	3,304,242.1	680,805.1	1,415,129.1	294,632.6	313,824.1	(154,758.3)	11,097,972.3
8	Unallocated assets[2]									144,838.1
9	Total assets (7) + (8)									11,242,810.4
10	Segment liabilities	4,135,023.7	1,672,682.4	2,947,045.6[3]	611,878.3[3]	1,417,238.7[3]	297,406.3[3]	316,293.7[3]	(154,758.3)[3]	11,242,810.4
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									11,242,810.4
13	Capital expenditure	7,393.7	1,302.8	24.3	89.6	2,430.6	478.1	461.3	..	12,180.4
14	Depreciation	6,665.6	1,081.8	17.7	123.5	436.8	546.5	366.0	(16.5)	9,221.4
1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

The following table sets forth, the business segment results for the year ended March 31, 2017.

Rs. in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	453,911.8	306,405.7	542,908.7	38,400.8	270,526.5	84,339.3	55,312.1	(617,828.6)	1,133,976.3
2	Segment results	53,853.0	(74,341.1)	120,814.5	3,021.7	17,848.6	9,101.0	21,764.3	(13,968.5)	138,093.5
3	Unallocated expenses									..
4	Operating profit (2) – (3)									138,093.5
5	Income tax expenses (net)/(net deferred tax credit)									24,690.2
6	Net profit[1] (4) – (5)									113,403.3
	Other information
7	Segment assets	2,136,950.4	2,612,652.8	2,748,508.8	643,246.1	1,244,377.1	230,609.9	254,195.7	(132,377.1)	9,738,163.7
8	Unallocated assets[2]									119,082.8
9	Total assets (7) + (8)									9,857,246.5
10	Segment liabilities	3,678,085.9	1,495,191.4	2,511,263.2[3]	568,308.2[3]	1,247,425.2[3]	233,508.8[3]	255,840.9[3]	(132,377.1)[3]	9,857,246.5
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									9,857,246.5
13	Capital expenditure	6,547.3	616.2	19.4	77.5	4,324.1	629.5	333.3	..	12,547.3
14	Depreciation	6,396.2	1,108.6	15.6	145.0	578.3	547.6	341.5	(16.4)	9,116.4
1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

B.	Geographical segments

The Group has reported its operations under the following geographical segments.

• Domestic operations comprise branches and subsidiaries/joint ventures in India.

• Foreign operations comprise branches and subsidiaries/joint ventures outside India and offshore banking units in India.

The Group conducts transactions with its customers on a global basis in accordance with their business requirements, which may span across various geographies.

The following tables set forth, for the periods indicated, the geographical segment results.

Rs. in million

Revenue	Year ended March 31, 2018	Year ended March 31, 2017
Domestic operations	1,133,473.4	1,059,385.7
Foreign operations	56,217.6	74,590.6
Total	1,189,691.0	1,133,976.3

Rs. in million

Assets	At March 31, 2018	At March 31, 2017
Domestic operations	9,632,242.3	8,299,937.4
Foreign operations	1,465,730.0	1,438,226.3
Total	11,097,972.3	9,738,163.7

Note: Segment assets do not include tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

The following table sets forth, for the periods indicated, capital expenditure and depreciation thereon for the geographical segments.

Rs. in million

	Capital expenditure incurred during the		Depreciation provided during the
	Year ended March 31, 2018	Year ended March 31, 2017	Year ended March 31, 2018	Year ended March 31, 2017
Domestic operations	11,954.1	12,437.2	9,072.2	8,958.2
Foreign operations	226.3	110.1	149.2	158.2
Total	12,180.4	12,547.3	9,221.4	9,116.4

12.	Penalties/fines imposed by banking regulatory bodies

The penalty imposed by RBI and other banking regulatory bodies during the year ended March 31, 2018 was Rs. 627.2 million (year ended March 31, 2017: Nil).

As mentioned by RBI in its press release dated March 29, 2018, RBI has through an order dated March 26, 2018, imposed a monetary penalty of Rs. 589.0 million on the Bank for non-compliance with directions/guidelines issued by RBI. This penalty has been imposed in exercise of powers vested in RBI under the provisions of Section 47A(1) (c) read with Section 46(4)(i) of the Banking Regulation Act, 1949.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

During the year ended March 31, 2018, an overseas regulator imposed a composition sum of Rs. 38.2 million for non-adherence of rules under AML regulations at one of the Bank’s overseas branches, resulting from regulatory inspection conducted in 2013 and subsequently, pursuant to consultant’s review of records, relating to the period of May 2012 to April 2014.

In February 2015, penalty was imposed on several banks, including the Bank, by the Financial Intelligence Unit - India for failure in reporting of attempted suspicious transactions, with respect to the incidents concerning the media sting operation in September 2013. A penalty of Rs. 1.4 million was levied on the Bank, which the Bank had paid and filed an appeal against the penalty with the Appellate Tribunal. In June 2017, the Appellate Tribunal ruled that the penalty was not sustainable and asked the appellant banks to be careful and report such matters in future.

13.	Additional information to consolidated accounts

Additional information to consolidated accounts at March 31, 2018 (Pursuant to Schedule III of the Companies Act, 2013)

Rs. in million

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	95.1%	1,051,589.4	87.9%	67,774.2

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.9%	9,742.6	1.4%	1,116.3
ICICI Securities Limited	0.7%	8,250.9	7.2%	5,533.6
ICICI Home Finance Company Limited	1.5%	16,133.2	0.8%	642.5
ICICI Trusteeship Services Limited	0.0%[2]	6.5	0.0%[2]	0.6
ICICI Investment Management Company Limited	0.0%[2]	109.6	0.0%[2]	0.7
ICICI Venture Funds Management Company Limited	0.2%	2,179.8	0.1%	111.8
ICICI Prudential Life Insurance Company Limited	6.2%	68,852.6	21.0%	16,198.3
ICICI Lombard General Insurance Company Limited	4.8%	52,750.4	11.2%	8,617.8
ICICI Prudential Trust Limited	0.0%[2]	14.6	0.0%[2]	1.9
ICICI Prudential Asset Management Company Limited	0.7%	8,233.3	8.1%	6,255.5
ICICI Prudential Pension Funds Management Company Limited	0.0%[2]	263.3	(0.0%)[2]	(6.6)
Foreign
ICICI Bank UK PLC	3.0%	33,027.6	(2.1%)	(1,646.7)
ICICI Bank Canada	2.5%	27,670.1	2.9%	2,222.6
ICICI International Limited	0.0%[2]	92.8	0.0%[2]	4.6
ICICI Securities Holdings Inc.	0.0%[2]	127.2	0.0%[2]	0.1
ICICI Securities Inc.	0.0%[2]	181.2	0.1%	43.6

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.0%[2]	231.3	0.0%[2]	13.3
Foreign
NIL	..	..	..	..

Minority interests	(5.4%)	(60,081.9)	(18.0%)	(13,873.6)

Associates
Indian
I-Process Services (India) Private Limited	..	..	..	..
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	0.0%[2]	2.9
ICICI Merchant Services Private Limited	..	..	..	..
India Infradebt Limited	..	..	0.6%	432.5
India Advantage Fund III	..	..	0.0%[2]	10.9
India Advantage Fund IV	..	..	(0.0%)[2]	(7.9)
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

Inter-company adjustments	(10.2%)	(113,077.5)	(21.2%)	(16,327.0)

Total net assets/net profit	100.0%	1,106,297.0	100.0%	77,121.9
1.	Total assets minus total liabilities.

2.	Insignificant.

Additional information to consolidated accounts at March 31, 2017 (Pursuant to Schedule III of the Companies Act, 2013)

Rs. in million

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
Parent
ICICI Bank Limited	95.5%	999,510.7	96.2%	98,010.9

Subsidiaries
Indian
ICICI Securities Primary Dealership Limited	0.9%	9,435.2	4.0%	4,116.0
ICICI Securities Limited	0.5%	4,850.5	3.3%	3,376.1
ICICI Home Finance Company Limited	1.5%	16,071.7	1.8%	1,832.6
ICICI Trusteeship Services Limited	0.0%[2]	5.9	0.0%[2]	0.6
ICICI Investment Management Company Limited	0.0%[2]	108.9	(0.0%)[2]	(6.6)
ICICI Venture Funds Management Company Limited	0.2%	2,068.3	0.1%	92.7
ICICI Prudential Life Insurance Company Limited	6.1%	64,080.4	16.5%	16,822.3

Name of the entity	Net assets[1]		Share in profit or loss
	% of total net assets	Amount	% of total net profit	Amount
ICICI Lombard General Insurance Company Limited	4.2%	44,025.4	6.9%	7,018.8
ICICI Prudential Trust Limited	0.0%[2]	13.0	0.0%[2]	0.5
ICICI Prudential Asset Management Company Limited	0.7%	7,331.7	4.7%	4,804.7
ICICI Prudential Pension Funds Management Company Limited	0.0%[2]	269.9	(0.0%)[2]	(5.7)
Foreign
ICICI Bank UK PLC	3.3%	34,580.0	(1.1%)	(1,078.8)
ICICI Bank Canada	2.9%	30,459.7	(1.7%)	(1,686.4)
ICICI International Limited	0.0%[2]	87.7	(0.0%)[2]	(4.2)
ICICI Securities Holdings Inc.	0.0%[2]	127.0	(0.0%)[2]	(0.0)
ICICI Securities Inc.	0.0%[2]	135.9	0.0%[2]	10.2

Other consolidated entities
Indian
ICICI Strategic Investments Fund	0.0%[2]	227.2	0.1%	95.5
Foreign
NIL	..	..	..	..

Minority interests	(4.6%)	(48,653.1)	(11.3%)	(11,519.4)

Associates
Indian
Fino Pay Tech Limited	..	..	(0.0%)[2]	(14.9)
I-Process Services (India) Private Limited	..	..	(0.0%)[2]	(5.0)
NIIT Institute of Finance Banking and Insurance Training Limited	..	..	(0.0%)[2]	(4.2)
ICICI Merchant Services Private Limited	..	..	..	..
India Infradebt Limited	..	..	0.1%	149.1
India Advantage Fund III	..	..	(0.1%)	(91.0)
India Advantage Fund IV	..	..	(0.1%)	(75.8)
Foreign
NIL	..	..	..	..

Joint Ventures
NIL	..	..	..	..

Inter-company adjustments	(11.2%)	(118,416.0)	(19.4%)	(19,954.2)

Total net assets/net profit	100.0%	1,046,320.0	100.0%	101,883.8
1.	Total assets minus total liabilities.

2.	Insignificant

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

14.	Sale of equity shareholding in subsidiaries

During the year ended March 31, 2018, the Bank sold approximately 7.00% of its shareholding in ICICI Lombard General Insurance Company Limited in the initial public offer (IPO) for a total consideration of Rs. 20,994.3 million and made a gain (net of IPO related expenses) of Rs. 17,113.2 million on this sale. Further, the Bank sold approximately 20.78% of its shareholding in ICICI Securities Limited in the IPO for a total consideration of Rs. 34,801.2 million and made a gain (net of IPO related expenses) of Rs. 32,081.6 million on this sale.

During the year ended March 31, 2017, the Bank sold approximately 12.63% of its shareholding in ICICI Prudential Life Insurance Company Limited in the IPO for a total consideration of Rs. 60,567.9 million and made a gain (net of IPO related expenses) of Rs. 51,298.8 million on this sale.

15.	Divergence in asset classification and provisioning for NPAs

In terms of the RBI circular no. DBR.BP.BC.No.63/21.04.018/2016-17 dated April 18, 2017, banks are required to disclose the divergences in asset classification and provisioning consequent to RBI’s annual supervisory process in their notes to accounts to the financial statements, wherever either (a) the additional provisioning requirements assessed by RBI exceed 15.0% of the published net profits after tax for the reference period or (b) the additional Gross NPAs identified by RBI exceed 15.0 % of the published incremental Gross NPAs for the reference period, or both. Based on the condition mentioned in RBI circular, no disclosure on divergence in asset classification and provisioning for NPAs is required with respect to RBI’s supervisory process for the year ended March 31, 2017.

The following table sets forth for the period indicated, details of divergence in the asset classification and provisioning as per RBI’s supervisory process for the year ended March 31, 2016.

Rs. in million

Sr. No.	Particulars	At March 31, 2016
1.	Gross NPAs as reported by the Bank	262,212.5
2.	Gross NPAs as assessed by RBI[1]	313,258.6
3.	Divergence in gross NPAs (2)-(1)	51,046.1
4.	Net NPAs as reported by the Bank	129,630.8
5.	Net NPAs as assessed by RBI	169,968.9
6.	Divergence in net NPAs (5)-(4)	40,338.1
7.	Provisions for NPAs as reported by the Bank	132,581.7
8.	Provisions for NPAs as assessed by RBI[1]	143,289.7
9.	Divergence in provisioning (8)-(7)	10,708.0
10.	Reported net profit after tax of the Bank for the year ended March 31, 2016	97,262.9
11.	Adjusted (notional) net profit after tax of the Bank for the year ended March 31, 2016 after taking into account the divergence in provisioning[1]	90,260.7
1.	Excludes investment in shares of Rs. 1,071.9 million with an additional provision requirement of Rs. 168.0 million and an impact of Rs. 109.9 million on net profit after tax for the year ended March 31, 2016.

The impact of changes in classification and provisioning arising out of the RBI’s annual supervisory process for the year ended March 31, 2016 has been fully given effect to in the audited financial statements for the year ended March 31, 2017.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements (Continued)

16.	Revaluation of fixed assets

The Bank and its housing finance subsidiary follow the revaluation model for their premises (land and buildings) as per AS 10 – ‘Property, Plant and Equipment’. The Bank had initially revalued its premises at March 31, 2016 and its housing finance subsidiary revalued its premises at March 31, 2017. In accordance with the policy, annual revaluation was carried out during the year ended March 31, 2018 through external valuers, using methodologies such as direct comparison method and income generation method and the incremental amount has been taken to revaluation reserve. The revalued amount at March 31, 2018 was Rs. 57,416.0 million (March 31, 2017: Rs. 57,940.4 million) as compared to the historical cost less accumulated depreciation of Rs. 27,144.0 million (March 31, 2017: Rs. 27,291.5 million).

The revaluation reserve is not available for distribution of dividend.

17.	Proposed dividend on equity and preference shares

The Board of Directors at its meeting held on May 7, 2018 has recommended a dividend of Rs. 1.50 per equity share for the year ended March 31, 2018 (year ended March 31, 2017: Rs. 2.50 per equity share). The declaration and payment of dividend is subject to requisite approvals.

The Board at its meeting held on April 2, 2018 recommended an interim dividend of Rs. 100.00 per preference share for the year ended March 31, 2018. The interim dividend will be placed for ratification by the shareholders as final dividend. The Board of Directors had recommended a dividend of Rs. 100.00 per preference share for the year ended March 31, 2017.

According to the revised AS 4 - ‘Contingencies and events occurring after the balance sheet date’ as notified by the Ministry of Corporate Affairs through amendments to Companies (Accounting Standards) Amendment Rules, 2016, the Bank has not accounted for proposed dividend (including tax) as a liability for the year ended March 31, 2018.

18.	Dividend distribution tax

Dividend received from Indian subsidiaries, on which dividend distribution tax has been paid by them and dividend received from overseas subsidiaries, on which tax has been paid under section 115BBD of the Income Tax Act, 1961, have been reduced from dividend to be distributed by the Bank for the purpose of computation of dividend distribution tax as per section 115-O of the Income Tax Act, 1961.

19.	Additional disclosure

Additional statutory information disclosed in the separate financial statements of the Bank and subsidiaries having no material bearing on the true and fair view on the consolidated financial statements and the information pertaining to the items which are not material have not been disclosed in the consolidated financial statements.

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

The following table sets forth the residual contractual maturities of time deposits at March 31, 2018.

Rupees in million

Deposits maturing during the year ending March 31,
2019	2,268,032.3
2020	373,198.8
2021	87,526.3
2022	51,619.3
2023	48,038.1
Thereafter	22,981.9
Total time deposits	2,851,396.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

At March 31, 2018, the aggregate of time deposits with individual balances greater than Rs. 5.0 million was Rs. 1,524,746.8 million (March 31, 2017: Rs. 1,335,843.9 million).

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

The following table sets forth a listing of long-term debt at March 31, 2018, by maturity and interest rate profile.

Rupees in million

	Fixed-rate obligations	Floating-rate obligations	Total
Long-term debt maturing during the year ending March 31,
2019	151,849.0	85,960.8	237,809.8
2020	235,735.4	144,167.9	379,903.3
2021	236,144.3	51,962.0	288,106.3
2022	95,189.1	29,261.5	124,450.6
2023	108,696.7	110,102.8	218,799.5
Thereafter	360,217.3	676.7	360,894.0
Total	1,187,831.8	422,131.7	1,609,963.5
Less: Unamortized debt issue costs			(596.2)
Total			1,609,367.3

Long-term debt is denominated in various currencies. At March 31, 2018, long-term debt comprises Indian rupee debt of Rs. 780,290.7 million (March 31, 2017: Rs. 649,321.5 million) and foreign currency debt of Rs. 829,076.6 million (March 31, 2017: Rs. 939,015.1 million).

Indian rupee debt

The following tables set forth, for the periods indicated, a listing of major categories of Indian rupee debt.

Rupees in million

	At March 31, 2018
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors .	575,156.9	9.0%	7.2% to 14.2%	4.3
Refinance from financial institutions	170,388.0	7.1%	4.6% to 8.7%	2.8
Borrowings from other banks	29,068.5	8.2%	7.9% to 9.5%	3.4
Fixed deposits	2,177.3	8.3%	6.9% to 9.4%	1.3
Preference shares	3,500.0	0.001%	0.001%	0.1
Total	780,290.7	8.5%		3.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	At March 31, 2017
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds issued to institutional/individual investors .	519,317.5	9.1%	6.5% to 14.2%	5.6
Refinance from financial institutions	104,508.8	7.9%	7.6% to 8.9%	1.1
Borrowings from other banks	19,371.1	8.9%	8.0% to 9.6%	2.1
Fixed deposits	2,624.1	8.6%	7.1% to 9.9%	1.6
Preference shares	3,500.0	0.001%	0.001%	1.1
Total	649,321.5	8.9%		4.7

Foreign currency debt

The following tables set forth, for the periods indicated, a listing of major categories of foreign currency debt.

	At March 31, 2018
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	443,829.0	4.1%	0.7% to 7.0%	3.6
Other borrowings	385,247.6	2.3%	0.0% to 4.0%	2.3
Total	829,076.6	3.3%		3.0

Rupees in million

	At March 31, 2018
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	443,829.0	4.1%	0.7% to 7.0%	3.6
Other borrowings	385,247.6	2.3%	0.0% to 4.0%	2.3
Total	829,076.6	3.3%		3.0

Rupees in million

	At March 31, 2017
Category	Amount	Weighted average interest rate	Range	Weighted average residual maturity (in years)
Bonds	510,982.0	4.3%	0.7% to 7.0%	3.0
Other borrowings	428,033.1	2.0%	0.0% to 3.3%	1.9
Total	939,015.1	3.3%		2.5

See note on “Schedule 18B- Additional note- Selected information from Indian GAAP financials” for assets pledged as securities for borrowings.

4.       Cash and cash equivalents

Deposits with the Reserve Bank of India include Rs. 250,570.6 million (March 31, 2017: Rs. 245,070.2 million) maintained in accordance with the guidelines governing minimum cash reserve requirements at March 31, 2018. The balances maintained with the Reserve Bank of India towards cash reserve requirements are subject to withdrawal and usage restrictions.

Deposits with other banks include Rs. 20,732.3 million (March 31, 2017: Rs. 18,123.3 million) towards deposits, which have maturities greater than 90 days.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

5.        Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held to maturity.

Rupees in million

	At March 31, 2018				At March 31, 2017
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value

Held to maturity
Corporate debt securities	177,703.1	2,346.8	(951.4)	179,098.5	145,727.4	4,060.4	(171.9)	149,615.9
Government securities	1,336,200.7	7,524.2	(14,403.4)	1,329,321.5	1,064,995.1	31,997.3	(1,609.7)	1,095,382.7
Other debt securities	8,557.0	11.2	(2.2)	8,566.0	6,955.9	9.5	(0.1)	6,965.3
Total debt securities	1,522,460.8	9,882.2	(15,357.0)	1,516,986.0	1,217,678.4	36,067.2	(1,781.7)	1,251,963.9
Equity securities	326.1	..	..	326.1	558.8	..	..	558.8
Other securities	6,658.8	1,207.6	(59.1)	7,807.3	4,772.4	771.4	(193.1)	5,350.7
Total	1,529,445.7	11,089.8	(15,416.1)	1,525,119.4	1,223,009.6	36,838.6	(1,974.8)	1,257,873.4

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2018				At March 31, 2017
	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value	Amortized cost/cost	Gross unrealized gain	Gross unrealized loss	Fair value

Available for sale
Corporate debt securities	157,992.4	1,461.2	(1,664.0)	157,789.6	73,836.0	2,198.3	(368.6)	75,665.7
Government securities	350,051.2	820.9	(716.4)	350,155.7	287,716.3	1,136.9	(47.8)	288,805.4
Other debt securities	193,297.8	114.5	(1,301.4)	192,110.9	166,708.7	1,188.8	(494.8)	167,402.7
Total debt securities	701,341.4	2,396.6	(3,681.8)	700,056.2	528,261.0	4,524.0	(911.2)	531,873.8
Equity securities	109,137.5	40,839.5	(18,614.8)	131,362.2	86,066.3	34,703.1	(14,786.2)	105,983.2
Other securities	70,657.4	11,409.6	(4,567.7)	77,499.3	68,550.1	13,578.5	(983.6)	81,145.0
Total	881,136.3	54,645.7	(26,864.3)	908,917.7	682,877.4	52,805.6	(16,681.0)	719,002.0

Income from securities available for sale

The following table sets forth, for the periods indicated, a listing of income from securities classified as available for sale.

Rupees in million

	Year ended March 31,
	2018	2017	2016

Interest	37,152.4	34,736.5	30,766.1
Dividend . .	1,321.6	1,415.6	1,179.8
Total	38,474.0	36,152.1	31,945.9

Gross realized gain	41,714.9	14,488.6	8,412.9
Gross realized loss ..	(3,934.1)	(2,720.6)	(4,028.0)
Total	37,780.8	11,768.0	4,384.9

Income from securities held for trading

The following table sets forth, for the periods indicated, a listing of income from securities classified as held for trading.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	Year ended March 31,
	2018	2017	2016

Interest and dividend	22,211.7	21,283.6	17,756.4
Realized gain/(loss) on sale of trading portfolio	(1,937.9)	10,840.3	1,412.4
Unrealized gain/(loss) on trading portfolio	713.8	(1,758.6)	394.4
Total	20,987.6	30,365.3	19,563.2

Maturity profile of debt securities

The following table sets forth a listing of each category of held to maturity debt securities at March 31, 2018, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	10,262.9	10,300.9
One to five years	85,026.2	85,702.2
Five to ten years	74,611.9	75,051.3
Greater than ten years	7,802.1	8,044.1
Total corporate debt securities	177,703.1	179,098.5
Government securities
Less than one year	4,211.4	4,407.9
One to five years	559,488.1	560,517.6
Five to ten years	574,380.6	568,133.0
Greater than ten years	198,120.6	196,263.0
Total government securities	1,336,200.7	1,329,321.5
Other debt securities
Less than one year	8,557.0	8,566.0
One to five years	..	..
Five to ten years	..	..
Greater than ten years	..	..
Total other debt securities	8,557.0	8,566.0
Total debt securities classified as held to maturity	1,522,460.8	1,516,986.0

The following table sets forth a listing of each category of available for sale debt securities at March 31, 2018, by maturity.

Rupees in million

	Amortized cost	Fair value
Corporate debt securities
Less than one year	34,558.3	34,529.2
One to five years	92,903.9	92,972.6
Five to ten years	23,867.5	23,569.0
Greater than ten years	6,662.7	6,718.8
Total corporate debt securities	157,992.4	157,789.6
Government securities
Less than one year	158,964.3	159,020.1
One to five years	176,702.8	176,637.4
Five to ten years	13,604.9	13,719.4
Greater than ten years	779.2	778.8
Total Government securities	350,051.2	350,155.7
Other debt securities
Less than one year	70,428.3	70,387.6
One to five years	96,177.2	95,463.4
Five to ten years	216.9	213.0
Greater than ten years	26,475.4	26,046.9
Total other debt securities	193,297.8	192,110.9
Total debt securities classified as available for sale	701,341.4	700,056.2

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

At March 31, 2018, outstanding borrowings under repurchase transactions including Liquidity Adjustment Facility offered by Reserve Bank of India amounted to Rs. 213,227.0 million (March 31, 2017: Rs. 66,329.2 million) and the outstanding lendings under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 151,407.2 million (March 31, 2017: Rs. 293,176.9 million).

During fiscal 2018, average borrowings under repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 118,739.2 million (March 31, 2017: Rs. 141,180.4 million) and average lendings under reverse repurchase transactions including Liquidity Adjustment Facility amounted to Rs. 79,897.9 million (March 31, 2017: Rs. 74,284.3 million).

7.       Loans

The following table sets forth, for the periods indicated, a listing of loans by category.

Rupees in million

	At March 31,
	2018	2017
Commercial loans	3,018,836.3	2,906,744.2
Term loans	1,717,084.0	1,892,583.5
Working capital facilities[1]	1,301,752.3	1,014,160.7
Consumer loans and credit card receivable	2,924,289.3	2,446,477.4
Mortgage loans	1,770,663.1	1,532,490.7
Other secured loans	822,953.4	655,882.8
Credit cards	96,573.7	75,483.5
Other unsecured loans	234,099.1	182,620.4
Lease financing[2]	1,136.8	..
Total gross advances	5,944,262.4	5,353,221.6
Provision for loan losses[3]	(275,720.2)	(200,048.5)
Total net advances	5,668,542.2	5,153,173.1

1.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

2.	Lease financing activity includes leasing and hire purchase.

3.	Excludes provision on performing loans.

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

Secured consumer loan portfolio

The Bank’s secured loan portfolio consists of mortgage loans, automobile loans, commercial vehicle loans, jewel loans, farm equipment loans, kisan credit cards and other secured loans.

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

The Bank extends kisan credit card facility to farmers for meeting their cost of cultivation and other ancillary expenses. These loans are secured by hypothecation of crops and mortgage of the agricultural land. Unfavorable monsoon, natural calamities and announcement of farm loan waiver by state governments are among the key risk drivers of kisan credit card portfolio.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Maturity profile of loans

The following table sets forth, for the periods indicated, the maturity profile of loans.

Rupees in million

	At March 31,
	2018	2017
Less than one year	1,702,635.4	1,418,134.8
One to five years	2,479,244.5	2,534,966.5
Greater than five years	1,486,662.3	1,200,071.8
Total	5,668,542.2	5,153,173.1

Interest income on loans

The Group recognizes interest income in the profit and loss account as it accrues except in the case of non-performing loans where it is recognized upon realization, as per the income recognition and asset classification norms of Reserve Bank of India/National Housing Bank. Interest income in borrower accounts that are upgraded from the non-performing category to the standard category is accrued from the date of such upgrade. For assets, where the Bank invoked resolution scheme of strategic debt restructuring, change in ownership outside strategic debt restructuring or sustainable structuring of stressed assets, the interest income was recognized upon realization during the stand-still period. From February 12, 2018, Reserve Bank of India withdrew the scheme of strategic debt restructuring, change in ownership outside strategic debt restructuring or sustainable structuring of stressed assets and the interest income for the cases, where these resolution schemes were not implemented, has been recognized as per the income recognition and asset classification norms of Reserve Bank of India.

The following table sets forth, for the periods indicated, a listing of interest income on loans.

Rupees in million

	Year ended March 31,
	2018	2017	2016

Commercial loans[1]	193,726.0	196,000.1	221,859.8
Consumer loans and credit card receivables[2]	238,801.1	224,803.6	193,649.2
Lease financing[3]	1.1	..	..
Total	432,528.2	420,803.7	415,509.0

1.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

2.	Includes mortgage loans, automobile loans, commercial business loans, two wheeler loans, personal loans, credit card receivables and farm equipment loans.

3.	Lease financing activity includes leasing and hire purchase.

Standard restructured loans

The Group classifies a loan as a restructured loan where it has made concessionary modifications, which include changes in repayment period, principal amount, repayment installment and reduction in rate of interest, that it would not otherwise consider, to the contractual terms of a loan to a borrower experiencing financial difficulties. From February 12, 2018 this definition has been expanded to include loans where the Bank has entered into a settlement and the time given for payment of the settlement amount exceeds three months. Upto February 12, 2018, loan accounts subjected to restructuring by the Bank were upgraded to the standard category from standard restructured category if the borrower demonstrates, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms and the borrower gets reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. The period of one year was from the commencement of the first payment of principal or interest whichever was later on the credit facility with the longest period of moratorium under the restructured terms. From February 12, 2018, large restructured accounts (accounts where the aggregate exposure of lenders is Rs. 1.00 billion and above) would qualify for an upgrade if in addition to demonstration of satisfactory payment performance as mentioned above, the loan is rated at investment

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements grade (BBB- or better) at the end of the ‘specified period’ by credit rating agencies accredited with the Reserve Bank of India. Borrower accounts with an aggregate exposure of Rs. 5.00 billion and above require ratings from two credit rating agencies while those below Rs. 5.00 billion require a rating from one credit rating agency. The Reserve Bank of India has separate guidelines for restructured loans. Up to year-end fiscal 2015, a fully secured standard loan (other than in specified categories such as personal loans, capital market exposures and commercial real estate exposures) could be restructured by rescheduling the principal repayment and/or the interest element without being classified as non-performing subject to compliance with prescribed conditions, but separately disclosed as a standard restructured loan. Loans restructured by the Bank after April 1, 2015 (excluding loans given for implementation of projects in the infrastructure sector and non-infrastructure sector and which are delayed up to a specified period) by re-scheduling the principal repayments and/or the interest element are classified as non-performing.

At March 31, 2018, the Group had committed to lend (including non fund-based facilities) Rs. 2,967.4 million (March 31, 2017: Rs. 11,706.4 million) to borrowers who are parties to standard restructurings.

The following table sets forth, for the dates indicated, a listing of standard restructured loans.

Rupees in million

	At March 31,
	2018	2017
Commercial loans
Term loans	16,023.8	39,347.7
Working capital facilities	2,325.2	11,339.4
Consumer loans
Mortgage loans	44.7	55.7
Other secured loans	185.1	111.9
Credit cards	..	..
Other unsecured loans	..	..
Lease financing	..	..
Total gross restructured loans	18,578.8	50,854.7
Provision for loan losses	(628.1)	(3,011.6)
Total net restructured loans	17,950.7	47,843.1

Represents entire borrower level outstanding of the restructured accounts.

In fiscal 2016, the Reserve Bank of India had issued guidelines on strategic debt restructuring, under which conversion of debt into equity was allowed, resulting in acquisition of ownership interests in the borrowers by banks. On conversion of debt into equity, banks were allowed to continue with the existing asset classification for an 18-month period (stand-still benefit).

Apart from the strategic debt restructuring scheme, the Reserve Bank of India had issued guidelines which permit banks to upgrade the credit facilities extended to borrowers, whose ownership is undergoing change outside the strategic debt restructuring framework, to the ‘standard’ category subject to fulfilling certain conditions. The guidelines also allowed the stand-still benefit in-line with the strategic debt restructuring scheme.

During fiscal 2017, the Reserve Bank of India introduced a scheme for sustainable structuring of stressed assets and issued guidelines which sought to strengthen banks’ ability to undertake resolution of large borrower accounts that are facing financial difficulties on account of delays in completing large projects. The scheme aimed at enabling lenders to initiate deep financial restructuring, subject to fulfillment of certain conditions, for sustainable revival of projects. The scheme envisaged bifurcation of the current dues of a borrower into sustainable debt and other than sustainable debt as per an independent study of the viability of the borrower’s operations. The scheme also envisaged that the asset classification of the borrower as on a ‘reference date’ (date on which the lenders jointly decide to invoke the scheme) would continue for a period of 180 days (stand-still period).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

On February 12, 2018, Reserve Bank of India issued a revised framework for resolution of stressed assets, which superceded the existing guidelines on Strategic Debt Restructuring, change in ownership outside Strategic Debt Restructuring (except projects under implementation) and scheme for sustainable structuring of stressed assets with immediate effect. Under the revised framework, the stand-still benefits for accounts where any of these schemes had been invoked but not yet implemented were withdrwan and the accounts have been classified as per the extant Reserve Bank of India norms on income recognition and asset classification.

At year-end fiscal 2018, the Bank had outstanding loans of Nil (March 31, 2017: Rs. 52.4 billion) where strategic debt restructuring had been invoked/implemented and classified as standard, out of which Nil (March 31, 2017: Rs. 16.6 billion) was classified as restructured loans.

At year-end fiscal 2018, the Bank had outstanding loans of Nil (March 31, 2017: Rs. 51.1 billion) where the Bank had invoked/implemented change in ownership outside the strategic debt restructuring scheme and classified as standard.

In fiscal 2016, the Reserve Bank of India issued guidelines permitting banks to flexibly structure long-term project loans to infrastructure and other core industries with an option to periodically refinance the loans without such refinancing being considered as restructuring. Accordingly, at year-end fiscal 2018, the portfolio of such loans was Rs. 60.6 billion (March 31, 2017: Rs. 48.9 billion) out of which Rs. 21.2 billion (March 31, 2017: Rs. 26.8 billion) was classified as performing loans.

At year-end fiscal 2018, the Bank had implemented scheme for sustainable structuring of stressed asset in five standard borrower accounts with an aggregate balance outstanding of Rs. 5.5 billion (March 31, 2017: Rs. 2.9 billion), comprising Rs. 2.9 billion (March 31, 2017: Rs. 1.5 billion) of sustainable debt and Rs. 2.6 billion (March 31, 2017: Rs. 1.4 billion) of unsustainable debt. Of these accounts, one account (March 31, 2017: Nil) with an aggregate balance outstanding of Rs. 0.2 billion (March 31, 2017: Nil) had been classified as non-performing asset at March 31, 2018. Further, the Bank had implemented scheme for sustainable structuring of stressed asset in one non performing borrower account (March 31, 2017: Nil) with an aggregate balance outstanding of Rs. 2.3 billion (March 31, 2017: Nil), comprising Rs. 1.3 billion (March 31, 2017: Nil) of sustainable debt (upgraded to standard) and Rs. 1.0 billion (March 31, 2017: Nil) of unsustainable debt. The outstanding loans where change of ownership scheme was invoked for projects under implementation were Rs. 2.4 billion at March 31, 2018 (March 31, 2017: Nil).

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, a listing of non-performing loans.

Rupees in million

	At March 31,
	2018	2017
Commercial loans
Term loans	376,121.1	334,113.5
Working capital loans	150,433.7	92,763.9
Consumer loans
Mortgage loans	16,526.1	10,468.1
Other secured loans	16,085.0	11,632.6
Credit cards	3,136.0	2,197.1
Other unsecured loans	4,736.1	3,764.6
Lease financing	..	..
Total gross non-performing loans	567,038.0	454,939.8
Provision for loan losses	(274,118.0)	(186,950.7)
Total net non-performing loans	292,920.0	267,989.1

Identification of loans as non-performing/impaired is in line with guidelines applicable to the Bank and respective subsidiaries.

Provision for loan losses

The Bank and its housing finance subsidiary hold specific provisions against non-performing loans and general provisions against performing loans as per the requirements of respective regulators. The assessment of incremental specific provisions is made after taking into consideration the existing specific provision held. The specific provisions on retail loans held by the Bank and its housing finance subsidiary are higher than the minimum regulatory requirements. The Bank’s overseas banking subsidiaries maintain provision for loan losses at a level that management considers adequate to absorb identified credit related losses as well as losses that have occurred but are not yet identifiable. The Bank makes provision on assets that are restructured/rescheduled in accordance with the applicable Reserve Bank of India guidelines on restructuring of advances by banks.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on standard restructured loans.

Rupees in million

	Year ended March 31,
	2018	2017	2016

Provision for loan losses at the beginning of the year	3,011.6	7,581.4	9,458.1
Provision for loan losses made during the year	28.6	270.8	2,754.1
Reduction/write-back of excess provision[1]	(2,412.1)	(4,840.6)	(4,630.8)
Provision for loan losses at the end of the year	628.1	3,011.6	7,581.4

1.	Includes provisions on restructured loans which were upgraded to standard assets/downgraded to non-performing assets during the period.

The following table sets forth, for the periods indicated, the movement in the provision for loan losses on non-performing loans.

Rupees in million

	Year ended March 31,
	2018	2017	2016

Provision for loan losses at the beginning of the year	186,950.7	143,771.2	95,874.4
Provision for loan losses made during the year	205,183.6	170,530.5	86,062.1
Write-off/write-back of excess provision[1]	(118,016.3)	(127,351.0)	(38,165.3)
Provision for loan losses at the end of the year	274,118.0	186,950.7	143,771.2

1.	Includes provisions on loans which were upgraded during the period.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2018.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	169,741.6	17,209.1	..	..	186,950.7
Add: Provisions for loan losses	194,201.3	10,982.3	..	..	205,183.6
Less: Utilized for write-off of loans	(85,629.9)	(1,147.9)	..	..	(86,777.8)
Less: Write back of excess provisions	(26,479.4)	(4,759.1)	..	..	(31,238.5)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	251,833.6	22,284.4	..	..	274,118.0
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	9,562.8	6.5	..	28,572.3	38,141.6
C. Aggregate provision for loan losses at the end of the year (A) + (B)	261,396.4	22,290.9	..	28,572.3	312,259.6
Closing balance: individually evaluated for impairment	261,396.4	22,290.9	..	..	283,687.3
Closing balance: collectively evaluated for impairment	..	..	..	28,572.3	28,572.3
Closing balance: loans acquired with deteriorated credit quality	..	..	..	..	..

The following table sets forth the movement in the provision for loan losses for the year ended March 31, 2017.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Unallocated	Total
A. Non-performing loans
Aggregate provision for loan losses at the beginning of the year	127,719.4	16,051.8	..	..	143,771.2
Add: Provisions for loan losses	163,420.4	7,110.1	..	..	170,530.5
Less: Utilized for write-off of loans	(113,918.4)	(2,105.7)	..	..	(116,024.1)
Less: Write back of excess provisions	(7,479.8)	(3,847.1)	..	..	(11,326.9)
A. Aggregate provision for loan losses at the end of the year for non-performing loans	169,741.6	17,209.1	..	..	186,950.7
B. Aggregate provision for loan losses at the end of the year for performing loans including restructured loans	34,096.1	25.5	..	25,518.7	59,640.3
C. Aggregate provision for loan losses at the end of the year (A) + (B)	203,837.7	17,234.6	..	25,518.7	246,591.0
Closing balance: individually evaluated for impairment	203,837.7	17,234.6	..	..	221,072.3
Closing balance: collectively evaluated for impairment	..	..	..	25,518.7	25,518.7
Closing balance: loans acquired with deteriorated credit quality	..	..	..	..	..

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

The following table sets forth the aging analysis of past due performing loans at March 31, 2018.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	1,316,678.5	22,787.2	1,419.6	77.6	24,284.4
Working capital facilities[4]	1,140,483.1	7,100.4	1,337.1	2,398.1	10,835.6
Consumer loans
Mortgage loans	1,743,629.4	6,219.0	4,236.7	51.9	10,507.6
Other secured loans	776,916.5	11,080.0	5,043.0	13,828.9	29,951.9
Credit cards	91,921.7	1,058.8	457.1	0.1	1,516.0
Other unsecured loans	228,002.7	924.3	435.9	..	1,360.2
Lease financing	1,136.8	..	..	..	..
Total	5,298,768.7	49,169.7	12,929.4	16,356.6	78,455.7

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes crop related agriculture loans overdue less than 360 days and other loans assessed not impaired as per guidelines applicable to overseas banking subsidiaries.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

The following table sets forth the aging analysis of past due performing loans at March 31, 2017.

Rupees in million

Particulars	Current[1]	31 to 60 days	61 to 90 days	Above 90 days[2]	Total past due[3]
Commercial loans
Term loans	1,412,875.9	68,312.4	23,695.6	54,136.4	146,144.4
Working capital facilities[4]	846,492.1	40,565.0	17,573.6	16,725.2	74,863.8
Consumer loans
Mortgage loans	1,512,429.2	5,044.4	3,906.4	642.6	9,593.4
Other secured loans	644,461.3	6,152.8	3,646.6	7,298.6	17,098.0
Credit cards	72,263.9	722.4	299.9	0.3	1,022.6
Other unsecured loans	159,965.5	554.4	310.0	207.4	1,071.8
Lease financing	..	..	..	..	..
Total	4,648,487.9	121,351.4	49,432.1	79,010.5	249,794.0

1.	Loans up to 30 days past due are considered current.

2.	Primarily includes loans guaranteed by government, crop related agriculture loans overdue less than 360 days, loans where the Bank has invoked strategic debt restructuring in borrowers and acquired an equity interest in the borrower and other loans assessed not impaired as per guidelines applicable to overseas banking subsidiaries.

3.	The amount disclosed represents the outstanding amount of the facility which has overdues, and not the borrower-level outstanding.

4.	Includes bills purchased and discounted, over drafts, cash credit and loans repayable on demand.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the recorded investment in non-performing loans at March 31, 2018.

Rupees in million

	Total recorded investment in non-performing loans (net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated	Unpaid principal amount
Commercial loans
Term loans	203,213.1	203,213.1	..	376,121.1
Working capital facilities	71,508.1	71,508.1	..	150,433.7
Consumer loans
Mortgage loans	10,417.4	10,417.4	..	16,526.1
Other secured loans	6,141.2	6,141.2	..	16,085.0
Credit cards	531.5	531.5	..	3,136.0
Other unsecured loans	1,108.7	1,108.7	..	4,736.1
Lease financing	..	..	..	..
Total	292,920.0	292,920.0	..	567,038.0

The following table sets forth the recorded investment in non-performing loans at March 31, 2017.

Rupees in million

	Total recorded investment in non-performing loans (net of provision)	Total recorded investment in respect of which non-performing loans provision calculated (net of provision)	Total recorded investment in respect of which non-performing loans provision not calculated	Unpaid principal amount
Commercial loans
Term loans	207,647.5	207,647.5	..	334,113.5
Working capital facilities	49,488.3	49,488.3	..	92,763.9
Consumer loans
Mortgage loans	5,843.4	5,843.4	..	10,468.1
Other secured loans	4,238.3	4,238.3	..	11,632.6
Credit cards	346.6	346.6	..	2,197.1
Other unsecured loans	425.0	425.0	..	3,764.6
Lease financing	..	..	..	..
Total	267,989.1	267,989.1	..	454,939.8

Credit quality indicators of loans

The Group has a comprehensive framework for monitoring credit quality of its corporate and retail loans based on internal ratings. For the majority of the portfolio, the credit rating of every borrower/portfolio is reviewed at least annually. For the purpose of disclosure, the Group has used internal ratings as credit quality indicator.

The following table sets forth, a description of internal rating grades linked to the likelihood of default associated with each rating grade:

Grade	Definition
(I) Investment grade	Entities/obligations are judged to offer moderate to high protection with regard to timely payment of financial obligations.
AAA, AA+, AA, AA-, 1, 2A-C	Entities/obligations are judged to offer high protection with regard to timely payment of financial obligations.
A+, A, A-, 3A-C	Entities/obligations are judged to offer an adequate degree of protection with regard to timely payment of financial obligations.
BBB+, BBB and BBB-, 4A-C	Entities/obligations are judged to offer moderate protection with regard to timely payment of financial obligations.
(II) Below investment grade (BB and B, D, 5, 6, 7, 8)	Entities/obligations are judged to offer inadequate protection with regard to timely payment of financial obligations.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, credit quality indicators of net loans.

Rupees in million

	Year ended March 31, 2018	Year ended March 31, 2017
Rating grades
Investment grade	5,116,900.0	4,407,676.1
AAA, AA+, AA, AA-, 1, 2A-C	2,401,591.4	1,960,017.0
A+, A, A-, 3 A-C	1,143,411.6	968,732.6
BBB+, BBB and BBB-, 4A-C	1,571,897.0	1,478,926.5
Below investment grade[1]	517,230.2	719,913.8
Unrated	34,412.0	25,583.2
Net loans	5,668,542.2	5,153,173.1
1.	Includes non-performing and restructured loans.

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

The following table sets forth, for the periods indicated, the details of the assets transferred.

Rupees in million, except number of accounts

	Year ended March 31,
	2018	2017	2016

Number of accounts[1,2]	15	35	7
Aggregate value (net of provisions) of accounts sold to SC/RC	5,398.6	37,095.2	6,721.0
Aggregate consideration[3]	5,719.4	32,268.1	7,305.8
Additional consideration realized in respect of accounts transferred in earlier years[4]	..	..	..
Aggregate gain/(loss) over net book value[5,6]	320.8	(4,827.1)	584.8

1.	Excludes accounts previously written-off.

2.	Represents corporate loans.

3.	During the year ended March 31, 2018, excludes security receipts received amounting to Rs. 153.6 million (March 31, 2017: Rs. 359.2 million) towards interest overdue not recognized as income.

4.	During the year ended March 31, 2018, no security receipt was fully redeemed by the ARC. Net loss during the year ended March 31, 2018 amounted to Nil (March 31, 2017: Nil, March 31, 2016: Rs. 470.2 million).

5.	During the year ended March 31, 2018, the Bank recognized no loss (March 31, 2017: Rs. 7,043.5 million) on sale of non-performing assets to ARCs.

6.	During the year ended March 31, 2018, the Bank recognized gain of Rs. 320.8 million (March 31, 2017: Rs. 2,216.4 million) on sale of non-performing assets to ARCs, out of which Rs. 200.2 million (March 31, 2017: Rs. 1,883.8 million) has been set aside towards the security receipts received on such sale.

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

Rupees in million, except number of accounts

	Year ended March 31,
	2018	2017	2016

No. of accounts[1]	1	2	3
Aggregate value (net of provisions) of accounts sold, excluding those sold to SC/RC	3,444.5	1,526.5	12.8
Aggregate consideration	3,988.7	2,207.4	174.4
Aggregate gain/(loss) over net book value	544.2	680.9	161.6

1.	Represents corporate loans.

Additionally, the Bank did not sell any loan to an entity, other than to a financial intermediary, in fiscal 2018 (Fiscal 2017: one loan sold to a corporate for consideration of Rs. 39.3 million and a gain of Rs. 39.3 million, Fiscal 2016: one loan sold to a corporate for consideration of Rs. 290.0 million and a gain of Rs. 290.0 million).

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

The Group is subject to supervision guidelines issued by the Reserve Bank of India. The Group’s 20 largest exposures (non-bank) based on gross exposure (credit, derivative and investments), totaled Rs. 1,282,689.9 million at March 31, 2018 which represented 108.8% of the capital funds (March 31, 2017: Rs. 1,183,840.5 million representing 106.3% of the capital funds). The single largest exposure (non-bank) at March 31, 2018 was Rs. 137,686.3 million which represented 11.7% of the capital funds (March 31, 2017: Rs. 134,748.0 million representing 12.1% of the capital funds).

The largest group of companies under the same management control accounted for 22.9% of the capital funds at March 31, 2018 (March 31, 2017: 23.4% of the capital funds).

11.       Loan commitments

The Group has outstanding undrawn commitments to provide loans and financing to customers. These loan commitments aggregated to Rs. 1,377,917.6 million (including non fund-based facilities) at March 31, 2018 (March 31, 2017: Rs. 1,364,091.3 million). The interest rate on a significant portion of these commitments is dependent on the lending rates prevailing on the date of the loan disbursement. Further, the commitments have fixed expiration dates and are contingent upon the borrower’s ability to maintain specific credit standards.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

12.       Capital commitments

The Group is obligated under a number of capital contracts. Capital contracts are job orders of a capital nature, which have been committed. The amounts of contracts remaining to be executed on capital account aggregated to Rs. 5,561.2 million at March 31, 2018 (March 31, 2017: Rs. 5,499.7 million).

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

The following table sets forth the details of the notional amounts, fair value, realized/unrealized gain and loss on derivatives and credit exposure of trading derivatives for the year ended March 31, 2018.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Gain/(loss) on derivatives[3]	Credit exposure

Interest rate derivatives[1]	11,470,578.6	17,611.9	(17,201.0)	(751.7)	123,515.9
Currency derivatives (including foreign exchange derivatives)[2]	5,411,702.5	42,680.5	(35,970.3)	14,936.8	205,922.7
Equity derivatives	1,085.1	2.6	(0.3)	110.7	819.4
Un-funded credit derivatives	..	..	..	11.7	..

1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

3.	The Bank has additionally recorded a loss of Rs. 570.4 million due to credit losses.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the details of the notional amounts, marked to market position and credit exposure of hedging derivatives for the year ended March 31, 2018.

Rupees in million

Particulars	Notional amount	Gross positive fair value	Gross negative fair value	Credit exposure
Interest rate derivatives[1]	404,510.3	2,146.1	(7,270.8)	8,210.8
Currency derivatives (including foreign exchange derivatives)[2]	524.1	8.3	..	18.8

1.	Includes foreign currency interest rate swaps, forward rate agreements and swap options.

2.	Includes foreign currency options, cross currency interest rate swaps and foreign currency futures.

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

The gains/(losses) on hedged items arising from changes in fair value for the year ended March 31, 2018 and March 31, 2017 amounted to Rs. 6,165.0 million and Rs. 10,660.3 million respectively and gains/(losses) on corresponding hedging instruments arising from changes in fair value during the year ended March 31, 2018 and March 31, 2017 amounted to Rs. (6,430.3) million and Rs. (11,420.7) million respectively.

The Group has also hedged the foreign currency exposure of its net investment in foreign operations through currency forward contracts of a notional amount of Rs. 45,383.9 million at March 31, 2018 (March 31, 2017: Rs. 40,726.8 million). The gross positive and negative fair values of these hedging instruments were Rs. 414.1 million (March 31, 2017: Rs. 810.2 million) and Rs. (120.2) million (March 31, 2017: Rs. (88.5) million) and the credit exposure was Rs. 1,607.3 million at March 31, 2018 (March 31, 2017: Rs. 1,285.6 million).

The Bank offers deposit products to customers of its offshore branches with structured returns linked to interest, currency, credit or equity benchmarks. The Bank covers these exposures in the inter-bank market. At March 31, 2018, the net open position on this portfolio was Nil (March 31, 2017: Nil) with mark-to-market gain of Nil (March 31, 2017: Nil) at that date, which had been accounted through the profit and loss account. The fair value amount of such structured returns linked derivatives that were in net liability position at March 31, 2018 was Rs. 82.4 million (March 31, 2017: Rs. 47.3 million). With reference to such instruments, the Bank does not place any collateral with the counterparties. The aggregate amount needed to settle such instruments immediately if the credit risk related contingent features were triggered at March 31, 2018 would be Nil (March 31, 2017: Nil).

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

At March 31, 2018, the Group has assessed its contingent tax liability at an aggregate of Rs. 70,682.5 million (March 31, 2017: Rs. 51,034.8 million), mainly pertaining to income tax, service tax and sales tax/ value added tax demands by the Government of India’s tax authorities for past years. The Group has appealed each of these tax demands. Based on consultation with counsel and favorable decisions in the Group’s own or other similar cases as set out below, the Group’s management believes that the tax authorities are not likely to be able to substantiate their tax assessments and accordingly has not provided for these tax demands at March 31, 2018. Disputed tax issues that are classified as remote are not disclosed as contingent liabilities by the Group.

In the Group’s assessment of sales tax/value added tax aggregating to Rs. 3,113.3 million (March 31, 2017: Rs. 3,182.4 million), the Group has appealed the tax demands and expects a favorable outcome based on opinions from the counsels and decisions in own/other cases. Of the total demand, Rs. 1,369.0 million pertained to value added tax on disposal of repossessed assets, whereby the Bank has relied on opinion from the counsel in this regard as the Bank was only a facilitator for the disposal of repossessed assets for the recovery of the loan amount due from the borrower and could not be regarded as a seller of repossessed assets. The other disputed issues mainly pertained to tax on inter-state/import leases by various state government authorities in respect of lease transactions entered into by the Bank and bullion transactions related matters pertaining to procedural issues like submission of statutory forms.

In the Group’s assessment of service tax aggregating to Rs. 10,014.3 million (March 31, 2017: Rs. 6,054.9 million), the disputed issues mainly pertained to the demands along with interest and penalty levied by the service tax authorities. Of the total demand, Rs. 3,081.9 million pertained to the Bank mainly relating to interest charged on liquidity facilities provided to the trusts on securitized loan portfolio, inter-change fee received by the Bank as an issuing bank on card transactions, amount received as subvention income from dealer/manufacturer for interest forgone by the Bank, amount paid as foreign bank charges in case of import and export transactions and disallowance of credit availed for service tax on deposit insurance premium alongwith penalty thereon. An amount of Rs. 1,537.0 million pertained to life insurance subsidiary for levy of service tax on receipt of surrender/foreclosure charges under unit linked insurance plans or life insurance plans, Rs. 3,939.4 million pertained to general insurance subsidiary for disallowance of service tax input credit on payment made to automobile dealers, Rs. 1,036.8 million pertained to venture capital fund mainly in respect of retention of contribution received by the fund, treated as fee received in lieu of management services rendered by them and Rs. 255.9 million pertained to Venture Funds Management Company for levy of service tax on the income received from investment in venture capital units, by treating the same as performance fee received. The balance amount of Rs. 163.3 million pertained to other Group entities. The Group believes that the tax authorities would not be able to substantiate the above tax demands.

The Group's assessments of income tax and interest tax aggregating to Rs. 57,554.8 million includes appeals filed by the Group or the tax authorities, where the Group is relying on favorable precedent decisions of the appellate court and expert opinions. The key disputed liabilities are detailed below:

Disallowance of expenses to earn tax free income: Rs. 21,893.4 million (March 31, 2017: Rs. 16,666.6 million) mainly relates to whether interest expenses can be attributed to earning tax-exempt income. The Group believes that no interest can be allocated thereto as there are no borrowings earmarked for investments in shares/tax free bonds and the interest free funds are sufficient to cover investments in the underlying tax free securities. The Group relies on the favorable opinion from the counsel and past decision by the appellate in Group’s own cases and other similar cases.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Marked-to-market losses on derivatives: Rs. 17,717.7 million (March 31, 2017: Rs. 14,166.5 million) relates to the disallowance of marked-to-market losses on derivative transactions treated by the tax authorities as notional losses. The Group relies on the favorable opinion from the counsel and past decision by the appellate in Group’s own cases and other similar cases, which had allowed the deduction of marked-to-market losses from business income.

Depreciation on leased assets: Rs. 3,895.9 million (March 31, 2017: Rs. 3,684.5 million) relates to the disallowance of depreciation claims on leased assets by the tax authorities, by treating the lease transactions as loan transactions. The Group relies on favorable opinion from the counsel and past decision by the appellate in Group’s own case and other similar cases.

Taxability under section 41(4A) of amounts withdrawn from Special Reserve created up to Assessment Year 1997-98: Rs. 1,523.4 million (March 31, 2017: Rs. 1,523.4 million) relates to two special reserve accounts maintained by the Group, which includes special reserve created up to assessment year 1997-98. Withdrawals from the account were assessed as taxable by the tax authorities for assessment years 1998-99 to 2000-01. The Group has received favorable orders in respect of these assessment years, however these are subject to further appeal by the income tax department.

Broken period interest: Rs. 2,304.1 million (March 31, 2017: Rs. 898.8 million) relates to the disallowance of broken period interest paid on purchase of government securities considering it as capital in nature since the government securities have been classified under held to maturity category by the Bank. The Group relied on favorable appellate decisions in its own case and other similar cases.

Interest on perpetual bonds : Rs. 2,013.4 million (March 31, 2017: Nil) relates to the disallowance of interest paid on perpetual bonds as it does not qualify as a borrowing and interest paid on these bonds is not admissible as a deduction. The Group has relied on the favourable opinion from the counsel in this regard.

Disallowance of write off in respect of credit cards: Rs. 2,804.3 million (March 31, 2017: Nil) relates to the disallowance of written-off amount for credit cards for claiming bad debt write-offs. It was disallowed on the ground that the credit card business is not a banking business or pertaining to money lending and hence did not fulfill conditions for claim of bad debt write off. The Group has relied on the favourable opinion from the counsel in this regard.

Based on judicial precedents in the Group’s and other cases and upon consultation with the tax counsels, the management believes that it is more likely than not that the Group’s tax positions will be sustained. Accordingly, no provision has been made in the accounts.

The above mentioned contingent liability does not include Rs. 33,681.1 million (March 31, 2017: Rs. 53,085.2 million) considered as remote. Of the total disputed tax demands classified as remote, Rs. 29,316.2 million mainly pertained to the deduction of bad debts and levy of penalties, which were covered by favorable Apex Court decisions in other cases and Rs. 4,364.9 million pertained to short credit of taxes paid. Therefore, they were not required to be disclosed as contingent liability. The consequence of inquiries initiated by the tax authorities were not quantified, as the Group believes that such proceedings were likely to be dropped by the tax authorities or would not be upheld by judicial authorities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

15.       Litigation

A number of litigation and claims against the Group and its directors are pending in various forums. The claims on the Group mainly arise in connection with civil cases involving allegations of service deficiencies, property or labor disputes, fraudulent transactions, economic offences and other cases filed in the normal course of business. The Group is also subject to counter-claims arising in connection with its enforcement of contracts and loans. A provision is created where an unfavorable outcome is deemed probable and in respect of which a reliable estimate can be made. In view of inherent unpredictability of litigation and cases where claims sought are substantial in value, actual cost of resolving litigations may be substantially different than the provision held. For cases where unfavorable outcome is deemed to be reasonably possible, it is not possible to make an estimate of the possible loss or range of possible losses due to the nature of the cases as explained above. The total amount of claims against the Group where an unfavorable outcome is deemed ‘probable’ was Rs. 10,330.7 million against which provision of Rs. 2,600.2 million has been recognized and where unfavorable outcome is ‘possible’ was Rs. 1,104.3 million at March 31, 2018, which has been included under contingent liability of the Group. Based upon a review of open matters with its legal counsels including loss contingency on account of such litigation and claims, and classification of such contingency as 'probable', 'possible' or 'remote' and with due provisioning for the relevant litigation and claims, the management believes that the outcome of such matters will not have a material adverse effect on the Group's consolidated financial position, results of operations or cash flows.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

16.       Segmental Information

The following table sets forth, the business segment results for the year ended March 31, 2018 prepared on the basis described in Schedule 18 note 11A.

Rupees in million

Sr. no.	Particulars	Retail banking	Wholesale banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter- segment adjustments	Total
1	Revenue	502,625.4	300,940.3	515,895.5	31,134.7	325,235.3	95,244.7	59,249.7	(640,634.6)	1,189,691.0
	External revenue	272,416.5	217,808.7	194,121.9	29,920.8	324,927.5	93,116.3	57,379.3	..	1,189,691.0
	Revenue from transfer pricing on external liabilities and other internal revenue	230,208.9	83,131.6	321,773.6	1,213.9	307.8	2,128.4	1,870.4	(640,634.6)	..
2	Segment results	71,414.2	(82,813.0)	77,451.4	5,705.4	17,191.3	11,962.3	21,040.8	(12,167.8)	109,784.6
3	Unallocated expenses									..
4	Operating profit (2) – (3)									109,784.6
5	Income tax expenses (net)/(net deferred tax credit)									18,789.2
6	Net profit[1] (4) – (5)									90,995.4
	Other information
7	Segment assets	2,586,385.4	2,657,712.2	3,304,242.1	680,805.1	1,415,129.1	294,632.6	313,824.1	(154,758.3)	11,097,972.3
8	Unallocated assets[2]									144,838.1
9	Total assets (7) + (8)									11,242,810.4
10	Segment liabilities	4,135,023.7	1,672,682.4	2,947,045.6[3]	611,878.3[3]	1,417,238.7[3]	297,406.3[3]	316,293.7[3]	(154,758.3)[3]	11,242,810.4
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									11,242,810.4
13	Capital expenditure	7,393.7	1,302.8	24.3	89.6	2,430.6	478.1	461.3	..	12,180.4
14	Depreciation	6,665.6	1,081.8	17.7	123.5	436.8	546.5	366.0	(16.5)	9,221.4

1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2017 prepared on the basis described in Schedule 18 note 11A.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Revenue	453,911.8	306,405.7	542,908.7	38,400.8	270,526.5	84,339.3	55,312.1	(617,828.6)	1,133,976.3
	External revenue	234,958.4	232,830.6	225,278.9	35,130.9	269,968.5	82,781.8	53,027.2	..	1,133,976.3
	Revenue from transfer pricing on external liabilities and other internal revenue	218,953.4	73,575.1	317,629.8	3,269.9	558.0	1,557.5	2,284.9	(617,828.6)	..
2	Segment results	53,853.0	(74,341.1)	120,814.5	3,021.7	17,848.6	9,101.0	21,764.3	(13,968.5)	138,093.5
3	Unallocated expenses									..
4	Operating profit (2) – (3)									138,093.5
5	Income tax expenses (net)/(net deferred tax credit)									24,690.2
6	Net profit[1] (4) - (5) ………..									113,403.3
	Other information
7	Segment assets	2,136,950.4	2,612,652.8	2,748,508.8	643,246.1	1,244,377.1	230,609.9	254,195.7	(132,377.1)	9,738,163.7
8	Unallocated assets[2]									119,082.8
9	Total assets (7) + (8)									9,857,246.5
10	Segment liabilities	3,678,085.9	1,495,191.4	2,511,263.2[3]	568,308.2[3]	1,247,425.2[3]	233,508.8[3]	255,840.9[3]	(132,377.1)[3]	9,857,246.5
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									9,857,246.5
13	Capital expenditure	6,547.3	616.2	19.4	77.5	4,324.1	629.5	333.3	..	12,547.3
14	Depreciation & amortization	6,396.2	1,108.6	15.6	145.0	578.3	547.6	341.5	(16.4)	9,116.4

1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

3.	Includes share capital and reserves and surplus.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the business segment results for the year ended March 31, 2016.

Rupees in million

Sr. No.	Particulars	Retail Banking	Wholesale Banking	Treasury	Other banking business	Life insurance	General insurance	Others	Inter segment adjustment	Total
1	Revenue	391,878.0	328,923.5	483,414.5	39,343.1	231,798.6	66,995.2	46,484.7	(574,879.1)	1,013,958.5
	External revenue	198,462.8	259,265.8	181,604.8	32,785.6	231,566.6	65,507.6	44,765.3	..	1,013,958.5
	Revenue from transfer pricing on external liabilities and other internal revenue	193,415.2	69,657.7	301,809.7	6,557.5	232.0	1,487.6	1,719.4	(574,879.1)	..
2	Segment results	38,977.4	(12,454.3)	86,162.7	6,790.0	17,715.8	7,076.9	14,251.9	(15,476.3)	143,044.1
3	Unallocated expenses									..
4	Operating profit (2) – (3)									143,044.1
5	Income tax expenses (net)/(net deferred tax credit)									33,775.2
6	Net profit[1] (4) - (5)									109,268.9
	Other information
7	Segment assets	1,724,805.5	2,663,659.1	2,580,816.4	799,535.9	1,046,996.2	153,745.8	267,100.4	(146,320.0)	9,090,339.3
8	Unallocated assets[2]									84,931.1
9	Total assets (7) + (8)									9,175,270.4
10	Segment liabilities	3,133,932.7	1,197,853.2	2,764,452.7[3]	750,871.6[3]	1,048,622.5[3]	156,758.4[3]	269,099.3[3]	(146,320.0)[3]	9,175,270.4
11	Unallocated liabilities									..
12	Total liabilities (10) + (11)									9,175,270.4
13	Capital expenditure	6,474.5	937.0	11.2	166.9	539.4	464.5	351.8	..	8,945.3
14	Depreciation & amortization	5,718.9	1,016.3	14.9	327.1	455.4	565.4	349.6	(16.5)	8,431.1

1.	Includes share of net profit of minority shareholders.

2.	Includes tax paid in advance/tax deducted at source (net) and deferred tax assets (net).

3.	Includes share capital and reserves and surplus.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

17.       Employee Stock Option Scheme

Pursuant to the issuance of bonus shares approved by the shareholders on June 12, 2017, stock options were also adjusted with increase of one option for every 10 outstanding options and the exercise prices of options were proportionately adjusted. Accordingly the option and exercise price numbers are re-stated.

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2018.

	Number of options[1]	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	226,715,682	217.12	8.81	8,789.9
Add: Granted during the year	35,137,770	251.05
Less: Lapsed during the year, net of re-issuance	5,114,174[2]	248.30
Less: Exercised during the year	21,067,028	187.00
Outstanding at the end of the year	235,672,250	224.19	8.47	12,832.3
Options exercisable	136,428,736	208.44	6.81	9,574.1

1.	Adjusted for bonus issuance.

2.	Adjusted on account of fractional entitlement payout due to issuance of bonus shares.

The following table sets forth a summary of the Bank’s stock options outstanding at March 31, 2017.

	Number of options	Weighted-average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
Outstanding at the beginning of the year	210,787,022	214.87	6.66	4,071.0
Add: Granted during the year	36,716,130	222.09
Less: Lapsed during the year, net of re-issuance	10,108,994	242.30
Less: Exercised during the year	10,678,476	166.00
Outstanding at the end of the year	226,715,682	217.12	8.81	8,789.9
Options exercisable	120,512,112	195.06	6.87	7,133.3

Total fair value of options vested was Rs. 3,266.3 million for the year ended March 31, 2018, Rs. 3,074.7 million for the year ended March 31, 2017 and Rs. 3,234.4 million for the year ended March 31, 2016.

Total aggregate intrinsic value of options exercised for the years was Rs. 2,379.5 million for the year ended March 31, 2018, Rs. 770.9 million for the year ended March 31, 2017 and Rs. 2,162.2 million for the year ended March 31, 2016.

The total compensation cost related to non-vested awards not yet recognized at March 31, 2018 and March 31, 2017 was Rs. 2,132.2 million and Rs. 2,990.3 million respectively and the weighted-average period over which it was expected to be recognized was 1.70 years and 1.90 years respectively.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

In April 2016, terms of employee stock option scheme was modified and accordingly exercise period was changed from 10 years from the grant date or five years from the vesting date, whichever is later to 10 years from the date of vesting of options. All active and retired employees benefitted due to modification. Accordingly, the change in exercise period resulted in total additional ESOP cost of Rs. 74.3 million during the year ended March 31, 2018 and Rs. 1,393.1 million during the year ended March 2017. These additional costs reflect the difference between fair value of option calculated at the date of modification as per revised exercise period and fair value of option calculated as per original exercise period.

The following table sets forth a summary of stock options exercisable at March 31, 2018.

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-99	1,849,150	79.12	4.91	368.4
100-199	47,665,539	165.43	4.85	5,382.5
200-299	86,914,047	234.78	7.92	3,823.2

The following table sets forth a summary of stock options exercisable at March 31, 2017.

Range of exercise price (Rupees per share)	Number of options	Weighted- average exercise price (Rs.)	Weighted-average remaining contractual life (Number of years)	Aggregate intrinsic value (Rs. in million)
60-99	2,355,045	79.08	5.93	406.5
100-199	59,229,913	164.74	5.65	5,149.4
200-299	58,927,154	230.16	8.14	1,577.5

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2018.

	Number of options	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2017	106,203,570	86.30
Add: Granted during the year	35,137,770	86.43
Less: Vested during the year	37,507,932	87.08
Less: Forfeited during the year	4,589,894	86.16
Unvested at March 31, 2018	99,243,514	86.06

The following table sets forth a summary of the Bank’s unvested stock options outstanding at March 31, 2017.

	Number of options	Weighted-average fair value at grant date (Rupees)
Unvested at April 1, 2016	112,019,655	90.64
Add: Granted during the year	36,716,130	76.72
Less: Vested during the year	34,218,415	89.86
Less: Forfeited during the year	8,313,800	87.82
Unvested at March 31, 2017	106,203,570	86.30

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth for the periods indicated, the key assumptions used to estimate the fair value of options.

Year ended March 31,
	2018	2017	2016
Risk-free interest rate	7.06% to 7.59%	7.43% to 7.77%	7.58% to 8.19%
Expected term	3.90 years to 6.90 years	3.89 years to 5.89 years	3.16 years to 5.78 years
Expected volatility	31.71% to 32.92%	32.03% to 33.31%	30.67% to 32.77%
Expected dividend yield	0.73% to 1.81%	2.04% to 2.15%	1.62% to 2.11%

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

18.       Selected information from Indian GAAP financials

The following tables set forth, for the periods indicated, the income statement and balance sheet, by following the guidance of Regulation S-X.

Rupees in million

	Year ended March 31,
	2018	2017	2016

Interest and dividend income	621,623.5	609,399.8	592,937.1
Interest expense	342,620.5	348,358.3	339,964.7
Net interest and dividend income	279,003.0	261,041.5	252,972.4
Provision for loan losses & others	160,240.3	156,460.6	120,069.0
Provision for depreciation of investments	19,489.3	9,364.2	2,985.1
Net interest income after provision for loan losses and investments	99,273.4	95,216.7	129,918.3
Non-interest income	568,067.5	524,576.5	421,021.4
Non-interest expense	557,556.3	481,699.7	407,895.6
Income before income tax expense, minority interest	109,784.6	138,093.5	143,044.1
Income tax expense	18,789.2	24,690.2	33,775.2
Income before minority interest	90,995.4	113,403.3	109,268.9
Less: Minority interest	13,873.5	11,519.5	7,469.3
Net income	77,121.9	101,883.8	101,799.6

	Year ended March 31,
	2018	2017	2016
Earnings per equity share: (Rs.)
Basic	12.02	15.91	15.93
Diluted	11.89	15.84	15.83
Weighted average number of equity shares used in computing earnings per equity share (millions)
Basic	6,417	6,402	6,390
Diluted	6,482	6,428	6,426

1.	Pursuant to the issue of bonus shares by the Bank during the year ended March 31, 2018, number of shares and per share information has been restated for the year ended March 31, 2017 and March 31, 2016.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	At March 31,
	2018	2017
Assets
Cash and cash equivalents	889,991.3	804,908.7
Investments[1,2]	3,722,076.8	3,043,732.9
Loans, net[2]	5,668,542.2	5,153,173.1
Property, plant and equipment[1,2,3]	94,612.7	93,307.6
Goodwill	1,117.5	1,126.2
Deferred tax asset (net)	78,183.0	56,128.0
Interest accrued, outstanding fees and other income	95,185.3	76,980.4
Assets held for sale	19,786.0	25,599.5
Other assets	673,315.6	602,290.1

Total assets	11,242,810.4	9,857,246.5

Liabilities
Interest-bearing deposits	4,945,458.3	4,359,043.4
Non-interest bearing deposits	912,502.8	766,829.2
Short-term borrowings and trading liabilities	684,651.0	294,531.0
Long-term debt	1,605,867.3	1,584,836.6
Redeemable preferred stock	3,500.0	3,500.0
Other liabilities	1,924,452.1	1,753,533.2

Total liabilities	10,076,431.5	8,762,273.4

Minority interest	60,081.9	48,653.1
Stockholders’ equity	1,106,297.0	1,046,320.0

Total liabilities and stockholders’ equity	11,242,810.4	9,857,246.5

1.	Includes investments amounting to Rs. 293,201.7 million (March 31, 2017: Rs. 63,550.6 million) and property, plant and equipment amounting to Rs. 179.9 million (March 31, 2017: Rs. 174.4 million) pledged as security towards short-term borrowings amounting to Rs. 282,759.1 million (March 31, 2017: Rs. 61,402.1 million).

2.	Includes investments and loans amounting to Rs. 165,051.2 million (March 31, 2017: Rs. 167,809.8 million) and property, plant and equipment amounting to Rs. 465.9 million (March 31, 2017: Rs. 494.5 million) pledged as security towards long-term borrowings amounting to Rs. 162,704.2 million (March 31, 2017: Rs. 163,718.8 million).

3.	Includes property, plant and equipment amounting to Rs. 23.8 million (March 31, 2017: Rs. 23.8 million), pledged in addition to negative lien on book debts as security, towards long-term borrowings amounting to Rs. 8,800.0 million (March 31, 2017: Rs. 8,800.0 million).

The following tables set forth, for the periods indicated, the statement of stockholders’ equity.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]

Balance at April 1, 2015	11,596.6	74.4	319,054.7	234,493.0	281,826.7
Proceeds from issue of share capital	35.0	..	2,797.3	..	..
Additions during the year	..	0.8	141.5[3]	5,618.4	96,860.9[4]
Deductions during the year	..	(8.2)	..	(1,843.6)	(9,540.4)
Balance at March 31, 2016	11,631.6	67.0	321,993.5	238,267.8	369,147.2

1.	Includes revenue and other reserves and balance in the profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve and reserve fund.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	Includes revaluation reserve amounting to Rs. 28,174.7 million created on revaluation of premises.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]

Balance at April 1, 2016	11,631.6	67.0	321,993.5	238,267.8	369,147.2
Proceeds from issue of share capital	19.5	..	1,757.6	..	..
Additions during the year	..	..	180.9[3]	20,802.3	85,467.6[4]
Deductions during the year	..	(4.4)	..	(1,443.4)	(1,567.2)[5]
Balance at March 31, 2017	11,651.1	62.6	323,932.0	257,626.7	453,047.6

1.	Includes revenue and other reserves and balance in the profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve and reserve fund.

3.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

4.	Includes revaluation reserve amounting to Rs. 2,989.9 million created on revaluation of premises.

5.	Includes amount reversed by the Bank from revaluation reserve on account of depreciation charge on revaluation amounting to Rs. 494.9 million and revaluation amount on assets sold amountiong to Rs.18.7 million.

Rupees in million

	Equity share capital	Employee stock options outstanding	Securities premium	Revenue and other reserves[1]	Other special reserves[2]

Balance at April 1, 2017	11,651.1	62.6	323,932.0	257,626.7	453,047.6
Proceeds from issue of share capital	41.1	..	3,905.3	..	..
Additions during the year	1,165.9[3]	..	131.1[4]	13,480.1	49,357.6[7]
Deductions during the year	..	(6.9)	(1,165.9)[5]	(6,269.8)[6]	(661.5)[8]
Balance at March 31, 2018	12,858.1	55.7	326,802.5	264,837.0	501,743.7

1.	Includes revenue and other reserves and balance in profit and loss account.

2.	Includes statutory reserve, special reserve, unrealized investment reserve, capital reserve fund, foreign currency translation reserve, revaluation reserve and reserve fund.

3.	Represents equity shares issued as bonus shares.

4.	Represents the ESOP cost recognized by the overseas banking subsidiaries under fair value method.

5.	Reperesents amount utilized for issuance of bonus shares.

6.	Includes deduction amounting to Rs. 5,254.0 million as provision by the Bank for frauds on non-retail accounts, which will be reversed and recognized through profit and loss account in the subsequent quarters of the next financial year as permitted by the Reserve Bank of India.

7.	Includes revaluation reserve amounting to Rs. 263.9 million created on revaluation of premises.

8.	Includes amount reversed by the Bank from revaluation reserve on account of depreciation charge on revaluation amounting to Rs. 572.4 million and revaluation amount on assets sold amounting to Rs. 66.2 million.

The following table sets forth, for the periods indicated, the movement in profit and loss account.

Rupees in million

	March 31, 2018	March 31, 2017	March 31, 2016

Balance at the beginning of the year	215,045.5	198,210.8	198,278.7
Additions during the year	77,121.9	101,883.8	101,799.6
Dividend (including corporate dividend tax)[1]	(16,906.1)	(2,289.8)[1]	(34,652.8)
Deductions during the year[2]	(60,523.6)	(82,759.3)	(67,214.7)
Balance at the end of the year	214,737.7	215,045.5	198,210.8

1.	For the year ended March 31, 2016, the amount includes dividend proposed by the Board of directors (including corporate dividend tax) for the year which was subsequently approved by stockholders during the year ended March 31, 2017. From the year ended March 31, 2017 onwards, according to the revised accounting standard as per Indian GAAP ‘Contingencies and events occurring after the balance sheet date’, proposed dividend (including corporate dividend tax) for the year is accounted in the year of approval by stockholders.

2.	Includes appropriations/transfers to other reserves.

The cash flow statement is in compliance with the requirements of IAS 7 – Cash Flow Statements.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the supplementary information to the cash flow statements.

Rupees in million

	Year ended March 31,
	2018	2017	2016

Conversions of loans to investments	23,887.7	10,132.2	7,988.7
Interest paid	341,736.0	348,433.0	348,634.8
Interest and dividend received	604,962.1	614,223.1	587,251.1

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

The following table sets forth, for the periods indicated, the listing of the fair value by category of financial assets and financial liabilities.

Rupees in million

	At March 31, 2018		At March 31, 2017
	Carrying value	Estimated fair value	Carrying value	Estimated fair value

Financial assets
Cash and balances with Reserve Bank of India	332,726.0	332,726.0	318,912.6	318,912.6
Balances with banks and money at call and short notice	557,265.3	557,265.3	485,996.1	485,996.1
Investments	3,722,076.8	3,736,546.2	3,043,732.9	3,095,214.0
Advances	5,668,542.2	5,688,455.0	5,153,173.1	5,168,599.6
Other assets	694,798.5	694,798.6	613,821.7	613,821.7
Total	10,975,408.8	11,009,791.1	9,615,636.4	9,682,544.0

Financial liabilities
Interest-bearing deposits	4,945,458.3	4,964,582.3	4,357,973.0	4,385,189.0
Non-interest-bearing deposits	912,502.8	912,502.8	767,899.6	767,899.6
Borrowings[1]	2,294,018.3	2,311,635.6	1,882,867.6	1,929,263.5
Other liabilities and provisions	562,997.1	562,997.1	565,067.1	565,067.1
Total	8,714,976.5	8,751,717.8	7,573,807.3	7,647,419.2

1.	Includes preference share capital with a carrying value of Rs. 3,500.0 million (March 31, 2017: Rs. 3,500.0 million).

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

1.        Net income reconciliation

Rupees in million

		Year ended March 31,
	Note	2018	2017	2016
Consolidated profit after tax as per Indian GAAP excluding minority interests[1]		77,121.9	101,883.8	101,799.6

Adjustments on account of:

Allowance for loan losses	(a)	19,477.7	(19,580.1)	(28,016.9)

Business combinations	(b)	100,367.2	(375.4)	(414.7)

Consolidation	(c)	95.9	(3,564.8)	3,043.1

Valuation of debt and equity securities	(d)	(51,368.0)	(29,830.9)	(5,532.0)

Amortization of fees and costs	(e)	5,353.7	7,914.0	7,892.1

Accounting for derivatives	(f)	(113.8)	(374.3)	123.3

Accounting for compensation costs	(g)	(3,395.4)	(4,926.5)	(3,585.0)

Accounting for securitization	(h)	(46.1)	(445.9)	(327.3)

Deferred tax benefit/(expense)	(i)	25,491.7	13,101.0	7,537.1

Others	(j)	5,695.5	(1,401.5)	(9,482.2)

Total impact of all adjustments		101,558.4	(39,484.4)	(28,762.5)

Net income as per U.S. GAAP attributable to ICICI Bank stockholders		178,680.3	62,399.4	73,037.1
Net income as per U.S. GAAP attributable to non-controlling interests[1]		6,629.1	2,363.9	1,596.1
Total net income as per U.S. GAAP[2]		185,309.4	64,763.3	74,633.2

Basic earnings per share (Rs.)

Indian GAAP (consolidated)[3]		12.02	15.91	15.93

U.S. GAAP (consolidated)[3]		27.84	9.75	11.43

Diluted earnings per share (Rs.)

Indian GAAP (consolidated)[3]		11.89	15.84	15.83

U.S. GAAP (consolidated)[3]		27.65	9.70	11.36

1.	Profit attributable to minority interests as per Indian GAAP was Rs. 13,873.6 million (March 31, 2017: Rs. 11,519.5 million and March 31, 2016: Rs. 7,469.3 million).

2.	Includes pre-acquisition profit of Rs. 1,868.4 million of ICICI Lombard General Insurance Company Limited during the year ended March 31, 2018, of which Rs. 690.2 million was attributatble to non-controlling interests.

3.	Pursuant to the issue of bonus shares by the Bank during the year ended March 31, 2018, number of shares and per share information has been restated for the year ended March 31, 2017 and March 31, 2016.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

2.        Stockholders’ equity reconciliation

Rupees in million

		At March 31,
	Note	2018	2017

Consolidated net worth as per Indian GAAP excluding minority interests[1]		1,106,297.0	1,046,320.0

Adjustments on account of:

Allowance for loan losses	(a)	(44,081.5)	(68,810.0)

Business combinations	(b)	129,729.4	29,362.2

Consolidation	(c)	15,561.2	14,170.5

Valuation of debt and equity securities	(d)	(60,236.2)	(14,492.2)

Amortization of fees and costs	(e)	12,135.9	9,752.5

Accounting for derivatives	(f)	215.0	328.9

Accounting for compensation costs	(g)	..	..

Accounting for securitization	(h)	(1,368.5)	(1,433.2)

Deferred tax assets/liabilities	(i)	74,281.2	44,788.0

Others	(j)	(19,762.7)	(25,227.2)

Total impact of all adjustments		106,473.8	(11,560.5)

ICICI Bank stockholders’ equity as per U.S. GAAP		1,212,770.8	1,034,759.5
Non-controlling interests[1]		97,725.7	4,922.2
Total equity as per U.S. GAAP		1,310,496.5	1,039,681.7

1.	Net worth, representing capital and reserves and surplus, attributable to minority interests as per Indian GAAP was Rs. 60,081.9 million (March 31, 2017: Rs. 48,653.1 million).

a)	Allowance for loan losses

The differences in the allowance for loan losses between Indian GAAP and U.S. GAAP are primarily on account of:

i.	Difference in the discount rates used for computing allowances created on restructured assets, including allowances on certain loans transferred to asset reconstruction companies not accounted for as a sale under U.S. GAAP.

ii.	Allowances for loan losses created on other impaired loans made in accordance with FASB ASC Topic 450, “Contingencies” and FASB ASC Topic 310, “Receivables” under U.S. GAAP and graded provisioning rates on non-performing loans, subject to minimum provisioning rates prescribed by Reserve Bank of India guidelines under Indian GAAP for the Bank.

iii.	Allowances for credit losses on the performing portfolios based on the estimated probable losses inherent in the portfolio under U.S. GAAP as compared to prescriptive provisioning norms for standard assets as per Reserve Bank of India norms under Indian GAAP for the Bank.

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

Allowances on restructured loans

Under Indian GAAP, the provision on restructured loans is required to be equal to the difference between the fair value of the loan before and after restructuring. The fair value of the loan before restructuring is computed as the present value of cash flows representing the interest at the existing rate charged on the loan before restructuring and the principal. The fair value of the loan after restructuring is computed as the present value of cash flows representing the interest at the rate charged under the loan’s restructured terms and the principal. Both sets of cash flows are discounted at the Bank’s Base (I-Base) Rate plus the appropriate term premium and credit risk premium for the borrower category or other applicable rate. For loans restructured on or after July 2, 2015, both sets of cash flows are discounted at the existing rate of interest charged on the loan before the restructuring. Additional provisions as applicable to non-performing loans, are made on restructured loans, which fail to perform as per the restructuring terms.

As per Reserve Bank of India guidelines, loans restructured by the Bank after April 1, 2015 (excluding loans given for implementation of projects in the infrastructure sector and non-infrastructure sector and which are delayed up to a specified period) by re-scheduling principal repayments and/or the interest are classified as non-performing under Indian GAAP. In addition to the provision for the diminution in fair value of the restructured loans, the Bank is required to make loan loss provisions as applicable to non-performing loans for all loans availed by these borrowers.

Under U.S. GAAP, the allowance for loan losses for restructured loans is created by discounting expected cash flows at originally contracted interest rates. Allowances recognized on account of reductions of future interest rates as a part of troubled debt restructurings are accreted as a credit to the provision for loan losses over the tenor of the restructured loan under U. S. GAAP. Under U.S. GAAP, additional allowances based on present value of expected cash flows are made for restructured loans, which are not performing as per the restructured terms.

Under Indian GAAP, upto February 12, 2018, loan accounts subjected to restructuring were upgraded to the standard category if the borrower demonstrated, over a minimum period of one year, the ability to repay the loan in accordance with the contractual terms and the borrower got reinstated to a normal level of general provisions for standard loans/risk weights for capital adequacy computations. The period of one year was from the commencement of the first payment of principal or interest whichever was later on the credit facility with the longest period of moratorium under the restructured terms. From February 12, 2018, restructured loans can be upgraded to standard category only after satisfactory performance during the ‘specified period’, that is, the date by which at least 20.0% of the outstanding principal debt as per the resolution plan and interest capitalisation sanctioned as part of the restructuring, if any, is repaid or one year from the commencement of the first payment of interest or principal on the credit facility with longest period of moratorium under the terms of the resolution plan whichever is later. In addition to satisfactory performance during the ‘specified period’, large restructured accounts (accounts where the aggregate exposure of lenders is Rs. 1.00 billion and above) shall also require their credit facilities to be rated at investment grade (BBB- or better) at the end of ‘specified period’ by credit rating agencies accredited by the Reserve Bank of India. Borrower accounts with an aggregate exposure of Rs. 5.00 billion and above require ratings from two credit rating agencies while those below Rs. 5.00 billion require a rating from one credit rating agency. However, the process of upgrading under U.S. GAAP is not rule-based and the timing of upgrades may differ across individual loans.

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under Indian GAAP, non-performing loans are classified into three categories: sub-standard assets, doubtful assets and loss assets. A loan is classified as sub-standard if interest payments or installments have remained overdue for more than 90 days. A provision of 15.0% is required for all sub-standard loans. An additional provision of 10.0% is required for accounts that are unsecured from the time of origination. A loan is classified as a doubtful loan if it has remained sub-standard for more than twelve months or if the value of security charged to the Bank has been eroded and fallen below 50% of the outstanding loan. A 100% provision/write-off is required with respect to the unsecured portion of the doubtful loans. A 100% provision is required for the secured portion of loans classified as doubtful for more than three years and is recorded in a graded manner as the three year period occurs. A loan is classified as a loss asset if the losses on it are identified or the loan is considered uncollectible. For loans classified as a loss, the entire loan is required to be written off or provided for. The provisions on non-performing retail loans held by the Bank are higher than the minimum regulatory requirement.

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

Under Indian GAAP, the Bank holds specific provisions on certain performing commercial loans and advances. As required by the Reserve Bank of India, the Bank also makes additional provision on loans to borrowers, where proceedings under Insolvency and Bankcruptcy Code has been initiated based on direction of the Reserve Bank of India. Under U.S. GAAP, these loans are evaluated for impairment, as discussed above. Upto fiscal 2017, under Indian GAAP, specific provision was made on loans where strategic debt restructuring had been invoked/implemented as prescribed by the Reserve Bank of India. In fiscal 2018, the Reserve Bank of India issued revised guidelines on resolution of stressed assets which superseded the previous guidelines on strtategic debt restructuring. Consequently, accounts where the Bank had invoked but not yet implemented strategic debt restructuring were classified as non-performing under Indian GAAP. Under U.S. GAAP, the Bank opted for fair value option for accounting these loans at fair value through income statement under ASC Subtopic 825-10 “Financial Instruments”. See also– 21. Notes under U.S. GAAP – Fair value accounting of financial interests.

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

Based on the Reserve Bank of India guidelines, for accounts restructured with forbearance in asset classification, the Bank makes standard asset provisions of 5.0% on accounts restructured after June 1, 2013.

As per the guidelines issued by the Reserve Bank of India, additional general provision between 0.0%-0.80% is made on outstanding amounts to entities having unhedged foreign currency exposure. The provision range is based on percentage of likely loss due to unhedged foreign currency exposure to their earnings before interest, depreciation and lease rentals, if any. As per the guidelines issued by the Reserve Bank of India, the Bank also makes additional general provision on loans to specific borrowers in specific stressed sectors.

Under Indian GAAP, the Reserve Bank of India guidelines do not specify the conditions under which the assets may be written-off. The Bank has internal policies for charge off of non-performing loans against loan loss allowances. Loans, including mortgage loans, are generally charged off against allowances when, based on a borrower-specific evaluation of the possibility of further recovery, the Bank concludes that the balance cannot be collected. The Bank evaluates whether a balance can be collected based on the realizable value of collateral, the results of the Bank’s past recovery efforts, the possibility of recovery through legal recourse and the possibility of recovery through settlement. For loans classified as doubtful or loss, the Bank writes off the portion of the loan not covered by the current value of security based on an evaluation of the possibility of recovery of such loans. Small-balance homogenous loans other than mortgage loans are generally charged off against allowances after predefined periods of delinquency, as follows:

•	Two wheeler loans: overdue for 1 continuous year

•	Unsecured small value personal loans: overdue for 1 continuous year

•	Credit card receivables and unsecured personal loans: overdue for 3 continuous years

•	Other consumer loans: overdue for 5 continuous years

•	Unsecured small value business banking loans: overdue for 3 continuous years

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

Rupees in million

Reconciling items	Year ended March 31,
	2018	2017	2016
Differences due to provision on loans classified as troubled debt restructuring under U.S. GAAP (includes cases transferred to asset reconstruction company)	7,771.4	29,274.9	(23,023.6)

Differences due to provisions on loans classified as other impaired under U.S. GAAP[1]	8,464.7	(46,224.4)	(44,630.8)

Differences due to provisions created on performing assets	3,241.6	(2,630.6)	3,637.5

Differences due to collective contingency and related reserve under Indian GAAP	..	..	36,000.0
	19,477.7	(19,580.1)	(28,016.9)

1.	Includes provision on smaller balance homogeneous loans.

The differences in the methodology of computing loan loss allowances between Indian GAAP and U.S. GAAP, as described above, result in timing differences in the recognition of such losses.

In fiscal 2016 and fiscal 2017, aggregate provision on troubled debt restructured loans and other impaired loans under U.S. GAAP increased significantly as compared to Indian GAAP, due to impaired loans under U.S. GAAP being significantly higher as compared to Indian GAAP. Further, provisions were also impacted due to differences in method of measurement of provisions between Indian GAAP and U.S. GAAP, as discussed above.

In fiscal 2018, gross additions to non-performing loans were significantly higher under Indian GAAP as compared to U.S. GAAP. These loans had been largely classified as impaired under U.S. GAAP in earlier years. Further, in fiscal 2018, the Reserve Bank of India directed banks to commence proceedings under the Insolvency and Bankrupcy Code, in respect of certain corporate borrowers and directed banks to make provisions against loans to these borrowers. The Bank also made additional provision under Indian GAAP on loans classified as non-performing in earlier years due to past-due bucket movement. This resulted in continued higher provisions under Indian GAAP in fiscal 2018. Under U.S. GAAP, while the provision on impaired loans in fiscal 2018 also continued to be elevated, it was lower than provision under Indian GAAP during the same year.

Further, under Indian GAAP, specific provision is made on loans where strategic debt restructuring is invoked/implemented as prescribed by Reserve Bank of India. The Bank opted for fair value option for accounting loans and guarantees at fair value through income statement in such cases under ASC Subtopic 825-10 “Financial Instruments”. Accordingly, provisions made on these loans under Indian GAAP were reversed in the line item “Allowance for loan losses”. Fair value losses of Rs. 8,809.3 million for the year ended March 31, 2018 (for the year ended March 31, 2017: Rs. 26,252.7 million) on these loans and guarantees under U.S. GAAP were recorded in the line item “Valuation of debt and equity securities”. See also– 21. Notes under U.S. GAAP – Fair value accounting of financial interests.

In fiscal 2018, provision on performing assets resulted in positive impact under U.S. GAAP as compared to Indian GAAP primarily due to additional provision on certain borrowers in stressed sectors made under Indian GAAP during fiscal 2018 based on the Reserve Bank of India’s guidelines.

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

The cumulative provisions under U.S. GAAP at March 31, 2018 continue to be higher than the cumulative provisions held under Indian GAAP as shown in the statement of stockholders’ equity reconciliation.

b)	Business combinations

The differences arising due to business combinations are primarily on account of:

i)	Determination of the accounting acquirer;

ii)	Accounting for intangible assets; and

iii)	Acquisition of control due to lapse of minority substantive participating rights in acquiree

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

During fiscal 2011, ICICI Bank Limited acquired Bank of Rajasthan Limited through exchange of common stock. The acquisition of the Bank of Rajasthan Limited was accounted for under Indian GAAP as per the Reserve Bank of India approved scheme of merger. Under Indian GAAP, the purchase consideration was determined based on the paid-up value of common stock issued. Under U.S. GAAP, the purchase consideration was determined as the fair value of total consideration transferred, based on ASC Topic 805, “Business Combinations”. The impact of this, and some other non-significant factors relating to the accounting of business combinations, resulted in an increase in reconciliation differences of Rs. 32,682.7 million in stockholders’ equity reconciliation due to accounting of business combinations for acquisition of Bank of Rajasthan Limited in fiscal 2011. Under U.S. GAAP, goodwill of Rs. 27,120.9 million and definite life intangible assets of Rs. 3,898.0 million were recorded as per ASC 805, “Business Combinations”, and FASB ASC Topic 350, “Intangibles – Goodwill and others”. Under Indian GAAP, no goodwill and intangible assets were recognized as per scheme of merger approved by the Reserve Bank of India. Intangibles recognized under U.S. GAAP have been fully amortized at March 31, 2018.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

ICICI Lombard General Insurance Company Limited, a general insurance company, was established as a joint venture, which allowed substantive participating rights to a minority shareholder. Under U.S. GAAP, the Bank has been accounting its investment in ICICI Lombard General Insurance Company Limited as an equity affiliate. On July 3, 2017, the joint venture agreement was terminated, resulting in the Bank acquiring control in ICICI Lombard General Insurance Company Limited without transferring any additional consideration. Under U.S. GAAP, this transaction has been accounted using acquisition method for business combination under “ASC Subtopic 805-10, Business Combination – Overall”. Further, under U.S. GAAP, the Bank remeasured its equity interest at fair value amounting to Rs. 128,011.8 million in ICICI Lombard General Insurance Company Limited at acquisition date and recognized a gain of Rs. 101,714.5 million, which has been included in the line item ‘Business Combination’. Under U.S. GAAP, goodwill was determined by deducting the fair value of net assets acquired from the fair value of equity interest held by the Bank and fair value of minority interest. Accordingly, goodwill of Rs. 142,896.9 million and intangibles of Rs. 15,553.0 million was recorded under U.S. GAAP. The goodwill was allocated to General insurance segment of the Group. Under Indian GAAP, no specific accounting was required for termination of the above joint venture agreement.

Further, for certain other acquisitions made by the Group, no goodwill and intangibles have been accounted for under Indian GAAP primarily due to accounting for the amalgamation by the pooling of interests method and as per scheme of merger approved by Reserve Bank of India. However, under U.S. GAAP, goodwill has been accounted for in accordance with FASB ASC Topic 805, “Business Combinations”.

Under U.S. GAAP in accordance with FASB ASC Topic 350, the Group does not amortize goodwill and intangibles with infinite life but instead tests the same for impairment at least annually. The annual impairment test under ASC Topic 350 does not indicate an impairment loss for fiscal 2018, 2017 and 2016.

Under U.S. GAAP intangible assets with finite useful life are amortized over their estimated useful lives in proportion to the economic benefits consumed in each period.

The following table sets forth, the estimated useful lives of intangible assets.

No. of years
Customer-related intangibles	4-10
Operating lease	7
Brand	15

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for business combinations under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2018	2017	2016
Remeasurement of equity interest to fair value on acquisition of control in equity affiliate	101,714.5	..	..
Amortization of intangibles	(1,373.2)	(123.6)	(182.3)
Others	25.9	(251.8)	(232.4)
Total difference in business combinations	100,367.2	(375.4)	(414.7)

c)	Consolidation

The differences on account of consolidation are primarily on account of:

1.	Consolidation of insurance subsidiary;

2.	Equity affiliates and majority owned subsidiaries; and

3.	Consolidation of variable interest entities.

Under Indian GAAP, consolidation is required only if there is ownership of more than one-half of the voting power of an enterprise or control of the composition of the Board of Directors in the case of a company or of the composition of the governing body in case of any other enterprise.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Under Indian GAAP, the insurance subsidiaries (ICICI Prudential Life Insurance Company Limited and ICICI Lombard General Insurance Company Limited) are consolidated on line-by-line basis. Under U.S. GAAP, ICICI Prudential Life Insurance Company Limited is accounted for by the equity method of accounting as the minority shareholders have substantive participating rights as defined in ASC Subtopic 810-10, “Consoliation – Overall”. Up to fiscal 2017, ICICI Lombard was also accounted for by the equity method of accouting, as the minority shareholders had substantive participating rights as defined in ASC Subtopic 810-10, “Consoliation – Overall”. On July 3, 2017, the joint venture agreement for ICICI Lombard General Insurance Company Limited was terminated, resulting in the Bank acquiring control in general insurance subsidiary. Accordingly, general insurance subsidiary has been consolidated on line-by-line basis under U.S. GAAP under ASC Subtopic 810-10 from the year ended March 31, 2018.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for consolidation under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2018	2017	2016
Profit/(loss) as per U.S. GAAP for insurance subsidiaries	16,214.2	18,422.6	22,716.1
Less: Profit/(loss) as per Indian GAAP for insurance subsidiaries	16,191.7	23,835.4	21,576.0
Net reconciliation difference for insurance subsidiaries(1)	22.5	(5,412.8)	1,140.1
Profit/(loss) from insurance subsidiaries attributable to the Group(2)	13.7	(3,263.2)	816.9
Profit/(loss) from equity affiliates and majority owned subsidiaries	79.9	(91.8)	2,339.0
Profit/(loss) on consolidation of variable interest entities and special purpose entities	2.3	(209.8)	(112.8)
Total differences in consolidation	95.9	(3,564.8)	3,043.1

1.	Represents total differences in profit/(loss) between Indian GAAP and U.S. GAAP for life insurance affiliate for the year ended March 31, 2018 and life insurance and general insurance subsidiaries for the year ended March 31, 2017 and March 31, 2016. See also “21. Notes under U.S. GAAP – Insurance subsidiary/affiliate”.

2.	Represents the Group’s share of profit/(loss) in “Net reconciliation difference for insurance subsidiaries” and excludes the share of non-controlling interest holders. The Group owns part, not all, of the insurance subsidiaries. As such, only a portion of “Net reconciliation difference for insurance subsidiaries” is attributable to the Group; the rest is attributable to non-controlling interest holders. The share attributable to the Group constitutes the “Profit/(loss) from insurance subsidiaries attributable to the Group.” Reconciling items pertaining to significant differences between Indian GAAP and U.S. GAAP for life insurance affiliate and for general insurance subsidiary are discussed separately below.

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

Due to these differences in the Bank’s accounting of securitization transactions, the timing of recognition of income and provision for loan losses differ under U.S. GAAP and Indian GAAP. The difference between Indian GAAP and U.S. GAAP on securitization accounting resulted in a gain of Rs. 2.3 million and Rs. 85.8 million in fiscal 2018 and fiscal 2017 respectively under US GAAP as compared to Indian GAAP.

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

Under Indian GAAP, gain or loss on sale of equity stake in a subsidiary company is recognized in the income statement. Under U.S. GAAP, change in the parent’s ownership in the subsidiary company is accounted as equity transaction, if the parent retains controlling financial interest in the subsidiary and accordingly gain or loss is not recognized in the income statement. In fiscal 2018, the Bank sold part of its equity shareholdings in its subsidiaries, namely ICICI Lombard General Insurance Company and ICICI Securities Limited, while retaining the control in these subsidiaries. While, gains on sale of equity shares were recorded through profit and loss account under Indian GAAP, these gains were accounted in equity under U.S. GAAP.

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

Rupees in million

Reconciling items	Year ended March 31,
	2018	2017	2016
Impact of differences in mark-to-market accounting for held for trading and available for sale securities	22,069.0	3,362.2	5,135.6
Other than temporary impairment on AFS securities under U.S. GAAP	(7,554.5)	(4,841.2)	(6,676.2)
Unrealized gain/loss in venture funds recognized in reserve & surplus under Indian GAAP, which is accounted for in net income under U.S. GAAP	0.5	16.6	(110.4)
Impact of currency revaluation on non-hedged AFS debt securities denominated in foreign currency accounted for in profit and loss under Indian GAAP, which is accounted for in other comprehensive income under U.S. GAAP	4.4	1,728.1	(1,151.9)
Impact of gain on sale of stake in subsidiary companies recognized in the income statement under Indian GAAP, which is recognized as an equity transaction udner U.S. GAAP	(49,102.3)	..	..
Impact of fair value accounting for financial interest in certain equity affiliates	(13,858.6)	(28,690.8)	(7,478.5)
Others	(2,926.5)	(1,405.8)	4,749.4
Total	(51,368.0)	(29,830.9)	(5,532.0)

e)	Amortization of fees and costs

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Reinsurance commission and deferred acquisition costs

Under US GAAP, ICICI Lombard General Insurance Company Limited has been consolidated on line-by-line basis from fiscal 2018, as the Bank acquired control in the Company.

Under Indian GAAP, reinsurance commission on business ceded by general insurance subsidiary is recognized as income in the year of the ceding of the risk. Under U.S. GAAP, proceeds from reinsurance transactions that represent recovery of acquisition costs are reduced from unamortized acquisition costs in such a manner that net acquisition costs are capitalized and charged to expense in proportion to net revenue recognized over the related policy period.

Under Indian GAAP, acquisition costs for new and renewal of insurance contracts in general insurance subsidiary are charged as expense to the revenue account in the year in which these are incurred, whereas under U.S. GAAP, the same are capitalized and charged to expense in proportion to premium revenue recognized as per ASC Topic 944 “Financial Services-Insurance”.

The following table sets forth, for the periods indicated, the differences in net income arising from accounting for amortization of fees and costs under Indian GAAP and U.S. GAAP.

Rupees in million

Reconciling items	Year ended March 31,
	2018	2017	2016
Loan origination fees and costs	7,125.8	7,011.2	7,034.8
Retirement benefit costs	(1,848.3)	927.5	965.5
Reinsurance commission and deferred acquisition costs	68.7	..	..
Amortization of other costs	7.5	(24.7)	(108.2)
Total differences in amortization of fees and costs[1]	5,353.7	7,914.0	7,892.1

1.	Does not include any amount that is attributable to non-controlling interest holders.

The amortization of loan origination fees and costs resulted in higher income under U.S. GAAP as compared to Indian GAAP by Rs. 7,125.8 million in fiscal 2018, by Rs. 7,011.2 million in fiscal 2017 and by Rs. 7,034.8 million in fiscal 2016 primarily due to higher direct loan origination costs in consumer loans incurred during these years reflecting growth in consumer loans and higher amortization of previous periods unamortized fees on commercial loans.

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

FASB ASC Topic 718, “Compensation – stock compensation” requires all share-based payments to employees, including grants of employee stock options to be recognized in the income statement based on their fair values. Under Indian GAAP, the Group follows the intrinsic value method to account for its stock-based employees’ compensation plans. Compensation cost is measured by the excess, if any, of the fair market price of the underlying stock over the exercise price on the grant date. The Group has not recognized an income tax benefit on employee stock options related compensation cost.

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

Under ASC Topic 860 “Transfers and Servicing”, certain securitzation transactions, which qualify as transfer under Indian GAAP, do not qualify as transfer under U.S. GAAP. See note 21(a) on “Securitizations and variable interest entities”.

i)	Deferred taxes

Deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates under U.S. GAAP while under Indian GAAP, no deferred taxes are recognized on temporary differences related to investments in subsidiaries, branches and affiliates; and deferred tax assets or liabilities are measured based on enacted tax rates in force at the balance sheet date under U.S. GAAP, whereas, these are measure based on substantively enacted tax rates under Indian GAAP.

The Bank has incurred current tax expense and recognized deferred tax assets on the foreign currency translation reserves pertaining to its overseas branches under Indian GAAP with the offsetting amounts of current tax expense and deferred tax benefit recognized in net income. Under U.S. GAAP, no deferred tax assets are recognized on undistributed earnings of overseas branches where current taxes have been incurred and current tax expense has been recognized in other comprehensive income.

Under Indian GAAP, deferred tax assets on unabsorbed depreciation or carried forward losses are recognized only if there is virtual certainty of realization of such assets, whereas under U.S. GAAP it is recognized based on a more-likely-than-not criteria.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Bank and its housing finance subsidiary create a Special Reserve through appropriation of profits from time to time and receive the current tax benefit as per the Income Tax Act, 1961 for appropriation. If the funds are withdrawn from the Special Reserve in future periods, the amount withdrawn is taxable. Under Indian GAAP, deferred tax liability has been recognized on such Special Reserve in accordance with the guidelines issued by Reserve Bank of India/National Housing Bank. Under U.S. GAAP, deferred taxes are recognized and measured based on the expected manner of recovery and deferred taxes are not recognized if the expected manner of recovery does not give rise to tax consequences. Accordingly, a deferred tax liability was not recognized on the Special Reserve based on the Group’s continuing intention to not ever withdraw or utilize such Special Reserve and on an opinion from the legal counsel about the non–taxability of such Special Reserve in the scenario of a liquidation.

Under Indian GAAP, no deferred tax asset is recognized on property and equipment, which is not depreciable for income tax purposes. Under U.S. GAAP, a deferred tax asset is recognized for the temporary difference related to such assets including consideration of the indexation benefit available under tax laws.

Deferred tax assets and liabilities are recognized for the income tax impact of the non-tax adjustments that result from the application of U.S. GAAP.

The following table sets forth, for the periods indicated, the components of the adjustments to deferred tax (expense)/benefit in the net income reconciliation.

Rupees in million

Reconciling items	Year ended March 31,
	2018	2017	2016
Deferred tax on undistributed earnings of subsidiaries, branches and affiliates	29,035.5	(1,901.7)	(683.2)
Application of enacted tax rates in force at balance sheet date	..	..	257.0
Deferred tax where current tax has been incurred on foreign currency translation reserves	..	156.2	(5,877.5)
Deferred tax on unabsorbed depreciation or carried forward losses	1,746.4	20.3	(3,709.7)
Deferred tax on Special Reserve	1,860.4	1,179.1	4,574.9
Deferred tax on temporary difference on property and equipment	(456.3)	68.3	878.4
Income tax impact of U.S. GAAP adjustments	(6,694.3)	13,578.8	12,097.2
Total differences in deferred taxes	25,491.7	13,101.0	7,537.1

At March 31, 2018, the stockholders’ equity was higher by Rs. 74,281.2 million (March 31, 2017: Rs. 44,788.0 million), under U.S. GAAP as compared to Indian GAAP on account of deferred tax adjustments, of which Rs. 23,781.1 million (March 31, 2017: Rs. 434.8 million) was due to deferred tax on undistributed earnings of subsidiaries, branches and affiliates, Nil (March 31, 2017: Nil) was due to enacted tax rates, Rs. (861.2) million (March 31, 2017: Rs. (5,721.3) million) was due to deferred tax where current tax has been incurred on foreign currency translation reserves pertaining to overseas branches, Rs. 1,766.7 million (March 31, 2017: Rs. 20.3 million) was due to deferred tax on unabsorbed depreciation or carried forward losses, Rs. 29,671.7 million (March 31, 2017: Rs. 27,811.3 million) was due to deferred tax on Special Reserve, Rs. 490.4 million (March 31, 2017: Rs. 946.7 million) was due to deferred tax on temporary difference on property and equipment, and Rs. 19,432.5 million (March 31, 2017: Rs. 21,296.2 million) was due to the income tax impact of non-tax U.S. GAAP adjustments.

j)	Others

Under Indian GAAP, the Bank and its housing finance subsidiary have revalued fixed assets and created a revaluation reserve amounting to Rs. 30,276.4 million at March 31, 2018 (March 31, 2017: Rs. 30,651.1 million). Under U.S. GAAP, fixed assets are recognized on cost basis, as per ASC Topic 360 – Property, Plant and Equipment. Further, additional depreciation has been charged to income statement on revalued amount under Indian GAAP, but not under U.S. GAAP, resulting in lower depreciation charge by Rs. 638.6 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2018 (Rs. 513.6 million for the year ended March 31, 2017 and Nil for the year ended March 31, 2016).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Till fiscal 2016, under Indian GAAP, on the disposal/partial disposal of a non-integral foreign operation, the cumulative/proportionate amount of the exchange differences which had been accumulated in the foreign currency translation reserve and which related to that operation was recognized as income or expenses in the same period in which the gain or loss on disposal was recognized. From fiscal 2017, based on the guideline issued by Reserve Bank of India, the Bank does not recognize the cumulative/proportionate amount of such exchange differences as income or expenses, which relate to repatriation of accumulated retained earnings from overseas operations. Under U.S. GAAP, gain or loss accumulated in the foreign currency translation reserve is recognized in the income statement only on complete/substantially complete disposal of a non-integral foreign operation. This has resulted in lower profit of Nil under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2018 (Nil for the year ended March 31, 2017 and Rs. 9,411.9 million for the year ended March 31, 2016).

Under Indian GAAP, the Bank has made provisions on certain fixed assets acquired in debt asset swap arrangements as per the direction of Reserve Bank of India. Under U.S. GAAP, these fixed assets were carried at book value or fair value, whichever is lower. This has resulted in higher profit of Rs. 5,043.4 million under U.S. GAAP as compared to Indian GAAP for the year ended March 31, 2018 (lower profit of Rs. 1,915.1 million for the year ended March 31, 2017).

21.        Notes under U.S. GAAP

Additional information required under U.S. GAAP

a)	Acquisition of ICICI Lombard General Insurance Company

ICICI Lombard General Insurance Ltd. is one of the largest private sector general insurance company in India offering insurance coverage for motor, health, travel, home, student travel and more. ICICI Lombard General Insurance Company Limited was established in 2001 as a joint venture.

Till fiscal 2017, ICICI Bank, a majority shareholder, had been accounting its investment in ICICI Lombard General Insurance Company Limited as an equity affiliate since a minority shareholder had substantive participating rights through joint venture agreement in ICICI Lombard General Insurance Company Limtied as defined in ASC Subtopic 810-10, “Consolidation – Overall”.

On July 3, 2017, the joint venture agreement was terminated, resulting in ICICI Bank obtaining control in ICICI Lombard General Insurance Company Limited without transferring any additional consideration in terms of ASC Subtopic 805-10, “Business Combination – Overall”, as the minority substantive participating rights lapsed with termination of joint venture agreement. ICICI Bank was holding 63.06% in ICICI Lombard General Insurance Company Limited at acquisition date. This transaction has been accounted for as business combination using acquisition method under ASC Subtopic 805-10. Further, ICICI Bank has remeasured its equity interest to fair value, which amounted to Rs. 128,011.8 million in ICICI Lombard General Insurance Company Limited at acquisition date and recognized a gain of Rs. 101,714.5 million, which has been disclosed under line item ‘Business Combination’ in the net income reconciliation. The fair value of the equity interest was determined based on the price in a market transaction in identical shares, which took place prior to July 3, 2017.

The fair value of equity shares of ICICI Lombard General Insurance Company Limited was allocated to the assets and liabilities of ICICI Lombard General Insurance Company Limited based on their estimated fair values at the acquisition date. Goodwill of Rs. 142,896.9 million was determined after deducting the fair value of net assets acquired and represents the value expected from the insurance business in India. The goodwill was allocated to General insurance segment of the Group.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, acquisition date fair value of the consideration transferred and allocation of purchase price for acquisition of ICICI Lombard General Insurance Company Limited.

Rupees in million

Particulars
Fair value of equity shares of ICICI Lombard General Insurance Company Limited, held by ICICI Bank	128,011.8
Fair value of non-controlling interests of ICICI Lombard General Insurance Company Limtied	74,988.2
Total fair value of ICICI Lombard General Insurance Company Limited	203,000.0
Less:
Recognized amounts of identifiable assets acquired and liabilities assumed	60,103.1
Goodwill to be recognized (non-deductible for taxation)	142,896.9

The following table sets forth, the condensed statement of net assets acquired reflecting the value assigned to net assets of ICICI Lombard General Insurance Company Limited at acquisition date.

Rupees in million

Assets
Cash and cash equivalents	1,515.8
Investment securities	166,156.5
Fixed assets	8,068.9
Intangible assets	15,553.0
Others	79,524.1
Total assets	270,818.3
Liabilities
Borrowings	4,830.8
Claims outstanding and other liabilities	205,884.4
Total Liabilities	210,715.2
Fair value of net assets acquired including intangibles	60,103.1

Acquisition related costs

No significant acquisition related cost was incurred by ICICI Bank. These costs are recorded as an expense and charged to net income.

The revenue and earnings of ICICI Lombard General Insurance Company Limited for the entire fiscal 2018 amounting to Rs. 93,252.5 million and Rs. 8,756.8 million respectively have been included in the consolidated financial results. Post acquistion revenue and earnings of ICICI Lombard General Insurance Company Limited during fiscal 2018 were Rs. 71,464.6 million and Rs. 6,888.4 million respectively. The consolidated revenue and earnings of the Bank for fiscal 2018 were Rs. 916,015.6 million and Rs. 178,680.3 million respectively.

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

Variable Interest Entities (VIEs)

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

The following table sets forth the Group’s involvement with consolidated and unconsolidated VIEs in which the Group holds significant variable interests at March 31, 2018.

Rupees in million

Particulars	Significant investment in unconsolidated VIEs	Investment in consolidated VIEs	Total investment in VIE assets (gross assets)
Funded
Mortgaged backed securitizations	..	6,155.6	6,155.6
Asset backed securitizations	..	..	..
Loans	..	..	..
Total funded	..	6,155.6	6,155.6
Non-funded
Mortgaged backed securitizations	..	..	..
Asset backed securitizations	..	..	..
Others	..	..	..
Total non-funded	..	..	..
Total	..	6,155.6	6,155.6

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

Rupees in million

Particulars	At March 31, 2018	At March 31, 2017
Cash	..	..
Investments	622.8	3,006.1
Loans	4,343.8	5,319.5
Other assets	..	..
Total assets	4,966.6	8,325.6
Borrowings	1,184.4	1,495.0
Other liabilities	..	..
Total liabilities	1,184.4	1,495.0

The Bank invests in pass through certificates of securitization trusts with underlying retail loans originated by other entities. The carrying value of such investments was Rs. 119,977.3 million at March 31, 2018 (March 31, 2017: Rs. 134,860.3 million). The Bank is not the primary beneficiary of these trusts based on its assessment under ASC Subtopic 810-10 - Consolidation – overall. Further, neither was the Bank the transferor of assets to these VIEs, nor was the Bank involved in the design of these VIEs. The maximum exposure to loss from the Bank’s involvement in these trusts is the carrying value of the investments.

c)	Fair value accounting of financial interests

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The fair value of loans and guarantees to these entities was Rs. 14,366.1 million at March 31, 2018 and Rs. 31,398.2 million at March 31, 2017 as compared to the carrying value of Rs. 56,190.6 million at March 31, 2018 and Rs. 64,413.4 million at March 31, 2017. The difference of Rs. 41,824.5 million at March 31, 2018 (March 31, 2017: Rs. 33,015.2 million) between the fair value and the carrying value, which represents loss arising due to fair value changes, has been recognized as a charge to income. This includes fair value of Rs. 11,672.9 million at March 31, 2018 and Rs. 24,047.7 million at March 31, 2017 for loans which are more than 90-days past due with a fair value loss of Rs. 37,969.3 million at March 31, 2018 and Rs. 28,600.8 million at March 31, 2017. The Bank has not recognized interest separately on these loans. Further, a loss of Rs. 8,203.4 million at March 31, 2018 (March 31, 2017: Rs. 3,154.0 million) has been recognized as a charge to income due to fair value changes in the equity and debt investments in these entities.

The Group’s shareholding in these entities at March 31, 2018 is as below:

S. No	Name of the entity	Ownership interest
1.	Lanco Teesta Hydro Power Limited	14.48%
2.	Jaiprakash Power Ventures Limited	13.69%
3.	Vishwa Infrastructure and Services Private Limited	12.53%
4.	Ballarpur Industries Limited	12.02%
5.	Usher Agro Limited	10.88%
6.	Gammon India Limited	10.74%
7.	Unimark Remedies Limited	9.72%
8.	Great Offshore Limited	9.11%
9.	ICOMM Tele Limited	8.36%
10.	IVRCL Limited	7.98%
11.	Coastal Projects Limited	7.79%
12.	Diamond Power Infrastructure Limited	7.70%
13.	Patel Engineering Limited	4.85%
14.	GTL infrastructure Limited	4.52%
15.	Pratibha Industries Limited	3.01%
16.	Adhunik Power and Natural Resources Limited	1.77%
17.	Aster Private Limited	1.77%
18.	Monnet Ispat and Energy Limited	0.55%

d)	Investments

The following table sets forth, for the periods indicated, the portfolio of investments classified as held for trading.

Rupees in million

Debt securities	At March 31, 2018	At March 31, 2017
Government securities	168,200.2	99,353.6
Other debt securities	153,594.5	134,661.0
Total debt securities	321,794.7	234,014.6
Equity shares	579.0	1,620.8
Mutual funds	..	..
Total	322,373.7	235,635.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the portfolio of investments classified as available for sale.

Rupees in million

	At March 31, 2018
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	291,545.4	2,154.0	(977.2)	292,722.2
Government securities	1,443,708.4	4,946.6	(12,352.1)	1,436,302.9
Other debt securities	206,957.4	166.5	(2,101.6)	205,022.3
Total debt securities	1,942,211.2	7,267.1	(15,430.9)	1,934,047.4
Equity securities	26,359.9	9,730.1	(262.6)	35,827.4
Other securities	15,458.7	2,187.8	(77.1)	17,569.4
Total	1,984,029.8	19,185.0	(15,770.6)	1,987,444.2

Rupees in million

	At March 31, 2017
	Amortized cost/cost	Gross Unrealized gain	Gross Unrealized loss	Fair value
Available for sale
Corporate debt securities	123,376.4	3,615.0	(710.3)	126,281.1
Government securities	1,111,124.3	24,097.6	(1,305.0)	1,133,916.9
Other debt securities	176,774.1	1,174.8	(2,103.1)	175,845.8
Total debt securities	1,411,274.8	28,887.4	(4,118.4)	1,436,043.8
Equity securities	5,537.0	2,351.9	(77.7)	7,811.2
Other securities	11,225.1	1,620.8	(226.4)	12,619.5
Total	1,428,036.9	32,860.1	(4,422.5)	1,456,474.5

The Group’s investments portfolio also contains investments held by its venture capital subsidiaries and investment in non-readily marketable securities and investment in affiliates. The fair value of investments held by the venture capital subsidiaries was Rs. 100.0 million at March 31, 2018 and Rs. 109.2 million at March 31, 2017. Non-readily marketable securities primarily represent securities acquired as a part of project financing activities or conversion of loans in debt restructurings. The investment in non-readily marketable securities and investment in affiliates was Rs. 58,668.1 million at March 31, 2018 and Rs. 78,447.9 million at March 31, 2017 respectively. Further, the Bank has opted for fair value accounting of investments amounting to Rs. 8,673.6 million at March 31, 2018 and Rs. 7,480.7 million at March 31, 2017 under ASC Subtopic 825-10 “Financial Instruments”.

e)	Fair value measurements

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

The valuation of Indian pass through certificates is dependent on the estimated cash flows that the underlying trust would pay out. The underlying trust/originator makes a number of assumptions with regard to various variables to arrive at the estimated flows. The cash flow schedule received from the trust is discounted at the base yield curve rates and credit spreads published by Fixed Income Money Markets & Derivatives Association of India and Financial Benchmark India Private Limited at month ends. Accordingly, these instruments are classified as Level 3 instruments. A reduction in the estimated cash flows of these instruments will adversely impact the value of these certificates. A change in the timing of these estimated cash flows will also impact the value of these certificates.

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

As per ASU No. 2015-07, Fair Value Measurement (Topic 820): ‘Disclosure for investments in certain entities that calculate net asset value per share’, investments for which fair value is measured using net asset value as a practical expedient, are not required to be classified under fair value hierarchy. Accordingly, venture fund units and security receipts are not included in fair value hierarchy.

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2018 and the level of inputs used to measure those products.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Investments
Equity securities	44,154.7	246.9	387.1	44,788.7
Government debt securities	155,233.9	1,449,269.2	..	1,604,503.1
Corporate debt securities	194,785.8	138,642.1	3,962.4	337,390.3
Mortgage and other asset backed securities	..	3,797.7	122,799.9	126,597.6
Others[1]	46,714.9	152,020.4	668.9	199,404.2
Sub-total	440,889.3	1,743,976.3	127,818.3	2,312,683.9
Security receipts[2]				80.0
Venture fund units[2]				5,827.6
Total investments				2,318,591.5
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	7.2	19,592.1	75.5	19,674.8
Currency derivatives (including foreign exchange derivatives)[4]	1,211.7	41,374.8	..	42,586.5
Equity derivatives	2.4	..	..	2.4
Un-funded credit derivatives	..	..	..	..
Total positive mark-to-market	1,221.3	60,966.9	75.5	62,263.7
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	..	(24,259.5)	(87.3)	(24,346.8)
Currency derivatives (including foreign exchange derivatives)[4]	(1,314.4)	(34,695.5)	..	(36,009.9)
Equity derivatives	(0.3)	..	..	(0.3)
Un-funded credit derivatives	..	..	..	..
Total negative mark-to-market	(1,314.7)	(58,955.0)	(87.3)	(60,357.0)
Borrowings

Bonds	..	(389,996.2)	..	(389,996.2)
Total borrowings	..	(389,996.2)	..	(389,996.2)
Loans
Loans	..	..	14,253.3	14,253.3
Total loans	..	..	14,253.3	14,253.3

1.	Includes primarily certificate of deposits, commercial paper and mutual funds. .

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy based on the changes in ASC Subtopic 820-10-35-54B vide ASU No. 2015-07.

3.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the information about the Group’s assets and liabilities measured at fair value on a recurring basis at March 31, 2017 and the level of inputs used to measure those products.

Rupees in million

Description	Level 1	Level 2	Level 3	Total
Investments
Equity securities	15,518.9	250.0	1,220.4	16,989.3
Government debt securities	50,226.6	1,183,043.9	..	1,233,270.5
Corporate debt securities	78,358.4	122,128.5	7,698.8	208,185.7
Mortgage and other asset backed securities	3,050.0	..	138,513.2	141,563.2
Others[1]	12,208.2	82,916.3	32.6	95,157.1
Sub-total	159,362.1	1,388,338.7	147,465.0	1,695,165.8
Security receipts[2]				261.5
Venture fund units[2]				4,272.5
Total investments				1,699,699.8
Derivatives (positive mark-to-market)
Interest rate derivatives[3]	20.1	19,499.1	34.1	19,553.3
Currency derivatives (including foreign exchange derivatives)[4]	1,829.8	55,428.8	..	57,258.6
Equity derivatives	3.1	..	..	3.1
Un-funded credit derivatives	..	..	..	..
Total positive mark-to-market	1,853.0	74,927.9	34.1	76,815.0
Derivatives (negative mark-to-market)
Interest rate derivatives[3]	..	(15,533.6)	(46.1)	(15,579.7)
Currency derivatives (including foreign exchange derivatives)[4]	(2,834.1)	(48,300.1)	..	(51,134.2)
Equity derivatives	(0.4)	..	..	(0.4)
Un-funded credit derivatives	..	..	..	..
Total negative mark-to-market	(2,834.5)	(63,833.7)	(46.1)	(66,714.3)
Borrowings
Bonds	..	(446,139.7)	..	(446,139.7)
Total borrowings	..	(446,139.7)	..	(446,139.7)
Loans
Loans	..	..	31,252.0	31,252.0
Total loans	..	..	31,252.0	31,252.0

1.	Includes primarily certificate of deposits, commercial paper and mutual funds.

2.	Fair value for these investments has been estimated using net asset value per unit as declared by investee entities as per ASC Subtopic 820-10-35 – “Fair Value Measurements and Disclosures”. The fair value for these investments has not been categorized in the fair value hierarchy based on the changes in ASC Subtopic 820-10-35-54B vide ASU No. 2015-07.

3.	Foreign currency interest rate swaps, forward rate agreements, swap options and exchange traded interest rate derivatives are included in interest rate derivatives.

4.	Foreign currency options, cross currency interest rate swaps and foreign currency futures are included in currency derivatives.

The Group holds investments in certain venture capital funds and security receipts. The fair value of these investments has been estimated using the net asset value per unit as declared by such investee entities. The security receipts are issued by asset reconstruction companies with underlying mainly as non-performing loans with objectives of gains through improvement in recoveries on these assets. The venture capital fund units are issued by venture capital funds with underlying investment in equity shares and other instruments with the objective of generating long-term returns. Some of the venture capital funds have focused investments in real estate and infrastructure sectors. The cash flow from these investments is expected to happen through distribution upon liquidation of the underlying assets by the asset reconstruction companies/venture capital funds, with a maturity period ranging from 7-10 years. A reduction in the estimated cash flows from the underlying assets or delays in collection of estimated cash flows will adversely impact the net asset values and therefore the fair value of these investments.

Transfers between Levels of the fair value hierarchy

Government securities of Rs. 58.4 million and equity shares of Rs. 383.1 million were transferred from Level 1 to Level 2 as these securities were valued based on quoted prices in markets which were not active at March 31, 2018 as compared to valuation based on quoted prices in active market at March 31, 2017. Corporate debt securities of Rs. 30.6 million were transferred from Level 1 to Level 2 as these securities were valued based on internal valuation using market observable inputs at March 31, 2018 as compared to valuation based on quoted price at March 31, 2017.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Corporate debt securities of Rs. 85.3 million and government securities of Rs. 498.6 million were transferred from Level 2 to Level 1 as these securities were valued based on quoted prices at March 31, 2018 as compared to valuation based on internal valuation using market observable inputs at March 31, 2017. Equity shares of Rs. 9.1 million were transferred from Level 2 to Level 1 as these securities were valued based on quoted prices in active market at March 31, 2018 as compared to valuation based on quoted prices in markets which were not active at March 31, 2017.

Corporate debt securities of Rs 1,106.2 million were transferred from Level 2 to level 3 as the valuation of these securities was based on significant management estimation or unobservable market inputs at March 31, 2018 as compared to valuation based on internal valuation using market observable inputs at March 31, 2017. Preference shares of Rs. 1,106.1 million were transferred from Level 2 to level 3 as the valuation of these securities was done based on unobservable market inputs at March 31, 2018 as compared to valuation based on quoted prices in markets which were not active at March 31, 2017.

Equity shares of Rs. 111.0 million were transferred from Level 1 to Level 3 as the valuation of these securities was done based on unobservable market inputs at March 31, 2018 as compared to valuation based on quoted prices in active market at March 31, 2017.

Equity shares of Rs. 24.6 million were moved out from Level 2 as these investments were accounted for at cost at March 31, 2018.

Loans of Rs. 6,736.4 million given to equity affiliates, where the Bank has opted for fair valuation under ASC Subtopic 825-10 “Financial Instruments”, were classified as Level 3, since the fair valuation is based on significant management estimates and unobservable inputs.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2018.

Rupees in million

Description	Investments					Loans
	Equity securities	Corporate debt securities	Mortgage and other asset backed securities	Others	Total
Beginning balance at April 1, 2017	1,220.4	7,698.8	138,513.2	32.6	147,465.0	31,252.0
Total gains or losses (realized/unrealized)
-Included in earnings	(999.1)	(6,017.4)	(97.7)	(454.6)	(7,568.8)	(7,267.6)
-Included in other comprehensive income	(5.1)	(570.6)	(1,741.7)	(15.2)	(2,332.6)	..
Purchases/additions	121.5	3,099.8	57,496.7	..	60,718.0	..
Sales	(62.7)	(22.7)	..	..	(85.4)	..
Issuances	..	..	692.9	..	692.9	..
Settlements	..	(1,365.2)	(72,218.0)	..	(73,583.2)	(16,467.5)
Transfers in Level 3	111.0	1,106.2	..	1,106.1	2,323.3	6,736.4
Transfers out of Level 3	..	..	..	..	..	..
Foreign currency translation adjustment	1.1	33.5	154.5	..	189.1	..
Ending balance at March 31, 2018	387.1	3,962.4	122,799.9	668.9	127,818.3	14,253.3

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(1,013.9)	(2,804.1)	..	0.3	(3,817.7)	(7,267.6)

1.	Includes India-linked asset backed securities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 assets for the year ended March 31, 2017.

Rupees in million

Description	Investments					Loans
	Equity securities	Corporate debt securities	Mortgage and other asset backed securities	Others	Total
Beginning balance at April 1, 2016	2,616.0	11,035.6	98,066.4	27.1	111,745.1	16,225.4
Total gains or losses (realized/unrealized)
-Included in earnings	(1,169.6)	(3,452.3)	..	610.8	(4,011.1)	(25,937.1)
-Included in other comprehensive income	(10.9)	116.3	(192.0)	..	(86.6)	..
Purchases/additions	125.8	96.9	102,222.7	..	102,445.4	..
Sales	(336.5)	(195.6)	..	(605.3)	(1,137.4)	..
Issuances	..	..	(1.6)	..	(1.6)	..
Settlements	..	(1,644.4)	(61,384.4)	..	(63,028.8)	..
Transfers in Level 3	..	1,802.2	..	..	1,802.2	40,963.7
Transfers out of Level 3	..	..	..	..	..	..
Foreign currency translation adjustment	(4.4)	(59.9)	(197.9)	..	(262.2)	..
Ending balance at March 31, 2017	1,220.4	7,698.8	138,513.2	32.6	147,465.0	31,252.0

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(1,176.0)	(438.5)	..	5.5	(1,609.0)	(25,937.1)

1.	Includes India-linked asset backed securities.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2018.

Rupees in million

Description	Derivatives
	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2017	(12.1)	..	..	..	(12.1)
Total gains or losses(realized/unrealized)
-Included in earnings	0.3	..	..	..	0.3
-Included in other comprehensive income	..	..	..	..	..
Purchases	..	..	..	..	..
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	..	..	..	..	..
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	..	..	..	..	..
Foreign currency translation adjustment	..	..	..	..	..
Ending balance at March 31, 2018	(11.8)	..	..	..	(11.8)

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	2.4	..	..	..	2.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, certain additional information about changes in the fair value of Level 3 derivatives for the year ended March 31, 2017.

Rupees in million

Description	Derivatives
	Interest rate derivatives	Currency derivatives (including foreign exchange derivatives)	Equity derivatives	Un-funded credit derivatives	Total
Beginning balance at April 1, 2016	33.8	..	..	0.9	34.7
Total gains or losses(realized/unrealized)
-Included in earnings	(45.9)	..	..	(0.9)	(46.8)
-Included in other comprehensive income	..	..	..	..	..
Purchases	..	..	..	..	..
Sales	..	..	..	..	..
Issuances	..	..	..	..	..
Settlements	..	..	..	..	..
Transfers in Level 3	..	..	..	..	..
Transfers out of Level 3	..	..	..	..	..
Foreign currency translation adjustment	..	..	..	..	..
Ending balance at March 31, 2017	(12.1)	..	..	..	(12.1)

Total amount of gains or (losses) included in earnings attributable to change in unrealized gains or (losses) relating to assets still held at reporting date	(10.7)	..	..	..	(10.7)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

f)       Other than temporary impairment

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

The following table sets forth, the fair value of the investments in equity and debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2018.

Rupees in million

Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	53,426.2	(770.5)	9,687.2	(206.7)	63,113.4	(977.2)
Government securities	751,793.8	(9,204.9)	76,232.3	(3,147.2)	828,026.1	(12,352.1)
Other debt securities	86,865.3	(856.7)	32,808.0	(1,251.4)	119,673.3	(2,108.1)
Total debt securities	892,085.3	(10,832.1)	118,727.5	(4,605.3)	1,010,812.8	(15,437.4)
Equity securities	4,905.2	(371.3)	66.5	(9.6)	4,971.7	(380.9)
Other securities	864.0	(17.6)	..	..	864.0	(17.6)
Total	897,854.5	(11,221.0)	118,794.0	(4,614.9)	1,016,648.5	(15,835.9)

The following table sets forth, the fair value of the investments in equity and debt securities and unrealized loss position, which are considered as temporary in nature at March 31, 2017.

Rupees in million

Description of securities	Less than 12 months		12 months or longer		Total
	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses	Fair Value	Unrealized Losses

Corporate debt securities	13,339.0	(121.3)	4,002.1	(588.9)	17,341.1	(710.2)
Government securities	70,681.5	(683.5)	10,369.3	(621.5)	81,050.8	(1,305.0)
Other debt securities	46,149.8	(302.6)	16,333.4	(1,808.5)	62,483.2	(2,111.1)
Total debt securities	130,170.3	(1,107.4)	30,704.8	(3,018.9)	160,875.1	(4,126.3)
Equity securities	1,003.5	(43.0)	1,251.3	(257.6)	2,254.8	(300.6)
Other securities	..	..	..	..	..	..
Total	131,173.8	(1,150.4)	31,956.1	(3,276.5)	163,129.9	(4,426.9)

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the total other than temporary impairment recognized on debt securities during the year ended March 31, 2018.

Rupees in million

Description of securities	Other than temporary impairment losses related to securities that the group does not intend to sell nor will likely be required to sell			Losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
	Total other than temporary impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net other than temporary impairment losses recognized in earnings
Corporate debt securities	5,542.2	..	5,542.2	187.5	5,729.7
Government securities	..	..	..	603.4	603.4
Other debt securities	912.0	..	912.0	58.4	970.4
Total	6,454.2	..	6,454.2	849.3	7,303.5

The following table sets forth, the total other than temporary impairment recognized on debt securities during the year ended March 31, 2017.

Rupees in million

Description of securities	Other than temporary impairment losses related to securities that the group does not intend to sell nor will likely be required to sell			Losses recognized in earnings for securities that the group intends to sell or more likely than not will be required to sell	Total losses recognized in earnings
	Total other than temporary impairment losses recognized during the year	Portion of other than temporary impairment losses recognized in OCI (before taxes)	Net other than temporary impairment losses recognized in earnings
Corporate debt securities	3,584.0	..	3,584.0	104.4	3,688.4
Government securities	..	..	..	25.6	25.6
Other debt seurities	509.0	..	509.0	2.0	511.0
Total	4,093.0	..	4,093.0	132.0	4,225.0

The following table sets forth, a 12-month roll forward of cumulative other than temporary impairment credit loss recognized in earnings for AFS debt securities held at March 31, 2018.

Rupees in million

	Balance at March 31, 2017	Credit impairments in earnings on securities not previously credit impaired	Credit impairments recognized in earnings on securities that have been previously credit impaired	Reduction due to sales or maturity of credit impaired securities	Balance at March 31, 2018
Corporate debt securities	6,230.1	3,641.2	1,901.0	4,532.3	7,240.0
Other debt securities	2,247.7	147.7	764.3	717.2	2,442.5
Total	8,477.8	3,788.9	2,665.3	5,249.5	9,682.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, a 12 month roll forward of cumulative other than temporary impairment credit loss recognized in earnings for AFS debt securities held at March 31, 2017.

Rupees in million

	Balance at March 31, 2016	Credit impairments in earnings on securities not previously credit impaired	Credit impairments recognized in earnings on securities that have been previously credit impaired	Reduction due to sales or maturity of credit impaired securities	Balance at March 31, 2017
Corporate debt securities	3,899.7	238.4	3,345.6	1,253.6	6,230.1
Other debt securities	5,588.7	509.8	(0.8)	3,850.0	2,247.7
Total	9,488.4	748.2	3,344.8	5,103.6	8,477.8

The reasons for not classifying certain investments in debt and equity securities with unrealized losses as other than temporarily impaired are as follows.

•	For the debt securities, the Group has assessed that the securities in an unrealized loss position have not been identified for sale and it is not more likely than not that the Group will be required to sell the securities before recovery of its amortized cost basis less any current period credit loss.

•	The diminution in the value of marketable equity securities and other securities is not considered as other than temporarily impaired at March 31, 2018 after considering the factors like projects under implementation, strategic nature of investments and the entity’s proposed capacity expansion for improving the marketability of the product, increasing revenue trend and profitability, restructuring of operations, economic outlook of the industry, cash flows and debt level of the company. Based on the evaluation and the Group’s ability and intent to hold those investments for a reasonable period of time sufficient for a forecasted recovery of fair value, the Group does not consider these to be other than temporarily impaired at March 31, 2018.

The Group also holds certain debt investments with other than temporary impairment, which have not been identified for sale and it is not more likely than not that the Group will be required to sell the securities before an anticipated recovery in value other than credit losses, where the amount representing the credit losses is recognized in earnings and the amount of loss related to other factors is recognized in other comprehensive income. The credit losses have been determined based on the difference of present value of expected future cash flows of the securities and the amortized cost basis of such securities. The Group bases its estimates of future cash flows on evaluation of the issuer’s overall financial condition, resources and payment record and the realizable value of any collateral, third party guarantees or other credit enhancements.

At March 31, 2018, the Group holds cost method investments amounting to Rs. 58,583.3 million (March 31, 2017: Rs. 77,700.1 million). The fair value for such securities has not been estimated in the absence of changes in circumstances that have a significant adverse effect on the fair value of the investments. The Bank measured unquoted equity securities at fair value amounting to Rs. 84.9 million at March 31, 2018 (March 31, 2017: Rs. 747.8 million) due to impairment recognition. The fair value of these securities was determined based on level 3 inputs.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

g)	Loans

The following table sets forth the recorded investment in restructured loans at March 31, 2018.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	260,872.4	149,417.6	39,837.7	300,710.1
Consumer loans	1,625.5	808.8	..	1,625.5
Total	262,497.9	150,226.4	39,837.7	302,335.6

The following table sets forth the recorded investment in restructured loans at March 31, 2017.

Rupees in million

	Total recorded investment in restructured loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in restructured loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	359,653.4	142,141.8	17,000.8	376,654.2
Consumer loans	3,060.7	2,664.1	..	3,060.7
Total	362,714.1	144,805.9	17,000.8	379,714.9

The following table sets forth the recorded investment in other impaired loans at March 31, 2018.

Rupees in million

	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	331,716.4	189,147.1	43,041.5	374,757.9
Consumer loans	56,205.9	26,189.2	52.0	56,257.9
Total	387,922.3	215,336.3	43,093.5	431,015.8

The following table sets forth the recorded investment in other impaired loans at March 31, 2017.

Rupees in million

	Total recorded investment in other impaired loans with related allowance for credit losses	Total allowances for credit losses	Total recorded investment in other impaired loans with no related allowance for credit losses	Unpaid principal amount
Commercial loans	346,094.9	157,487.7	73,010.7	419,105.6
Consumer loans	34,030.3	17,435.2	58.6	34,088.9
Total	380,125.2	174,922.9	73,069.3	453,194.5

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2018.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	149,417.6	..	..	149,417.6
Allowance for loan losses: collectively evaluated for impairment	..	808.8	..	808.8
Total allowance for loan losses	149,417.6	808.8	..	150,226.4
Recorded financing receivables
Individually evaluated for impairment	300,710.1	..	..	300,710.1
Collectively evaluated for impairment	..	1,625.5	..	1,625.5
Total recorded financing receivables	300,710.1	1,625.5	..	302,335.6

The following table sets forth the closing balance of allowance for loan losses for restructured loans and recorded financing receivables at March 31, 2017.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	142,141.8	..	..	142,141.8
Allowance for loan losses: collectively evaluated for impairment	..	2,664.1	..	2,664.1
Total allowance for loan losses	142,141.8	2,664.1	..	144,805.9
Recorded financing receivables
Individually evaluated for impairment	376,654.2	..	..	376,654.2
Collectively evaluated for impairment	..	3,060.7	..	3,060.7
Total recorded financing receivables	376,654.2	3,060.7	..	379,714.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2018.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	189,147.1	1,784.9	..	190,932.0
Allowance for loan losses: collectively evaluated for impairment	23,506.3	27,818.5	..	51,324.8
Total allowance for loan losses	212,653.4	29,603.4	..	242,256.8
Recorded financing receivables
Individually evaluated for impairment	374,757.9	2,271.2	..	377,029.1
Collectively evaluated for impairment	2,332,086.8	2,798,442.8	1,136.8	5,131,666.4
Total recorded financing receivables	2,706,844.7	2,800,714.0	1,136.8	5,508,695.5

The following table sets forth the closing balance of allowance for loan losses for other loans and recorded financing receivables at March 31, 2017.

Rupees in million

Particulars	Commercial loans	Consumer loans & credit card receivables	Financial lease	Total
Allowance for loan losses
Allowance for loan losses: individually evaluated for impairment	157,487.7	1,567.7	..	159,055.4
Allowance for loan losses: collectively evaluated for impairment	22,581.0	19,461.7	..	42,042.7
Total allowance for loan losses	180,068.7	21,029.4	..	201,098.1
Recorded financing receivables
Individually evaluated for impairment	419,105.7	2,410.0	..	421,515.7
Collectively evaluated for impairment	2,138,799.1	2,308,679.2	..	4,447,478.3
Total recorded financing receivables	2,557,904.8	2,311,089.2	..	4,868,994.0

The following table sets forth loans restructured during the year ended March 31, 2018.

Rupees in million

		Restructured loans involving changes in the amount and/or timing of
Particulars	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Provision/(write-back) though P&L	Net restructured amount
Commercial loans	17	11,879.3	..	10,821.5	(4,023.4)	22,240.9
Consumer loans	369	42.9	14.3	33.2	35.9	54.5
Total	386	11,922.2	14.3	10,854.7	(3,987.5)	22,295.4

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth loans restructured during the year ended March 31, 2017.

Rupees in million

		Restructured loans involving changes in the amount and/or timing of
Particulars	Number of borrowers whose loans are classified as restructured	Principal payments	Interest payments	Both principal and interest payments	Provision/(write-back) though P&L	Net restructured amount
Commercial loans	19	39,390.0	..	15,025.6	11,218.3	42,175.4
Consumer loans	178	110.3	..	..	7.3	103.0
Total	197	39,500.3	..	15,025.6	11,225.6	42.278.4

The following table sets forth restructured loans at March 31, 2018 and 2017, as well as loans that were restructured during a fiscal year and defaulted within the same or next fiscal year:

Rupees in million

Particulars	Balances at March 31, 2018	Payment default during the year ended March 31, 2018[1]	Balances at March 31, 2017	Payment default during the year ended March 31, 2017[1]
Commercial loans	300,710.1	17,042.1	376,654.2	111,271.7
Consumer loans	1,625.5	61.7	3,060.7	..
Total	302,335.6	17,103.8	379,714.9	111,271.7
1.	Default is defined as 90 days past due.

Additionally at March 31, 2018, the Bank has outstanding loans amounting to Rs. 54,220.6 million (March 31, 2017: Rs. 63,328.7 million) to equity affiliates, where the Bank has opted for fair value accounting under ASC Subtopic 825-10 “Financial Instruments”. See also “– Notes under U.S. GAAP – Additional information required under U.S. GAAP – Fair value accounting of financial interests.”

h)       Equity affiliates

Under U.S. GAAP, the Group accounts for its ownership interest in ICICI Prudential Life Insurance Company Limited (ICICI Life) and ICICI Lombard General Insurance Company Limited (ICICI General) by the equity method of accounting because of substantive participative rights held by the minority shareholders. On July 3, 2017, the joint venture agreement for ICICI Lombard General Insurance Company Limited was terminated, resulting in the Bank acquiring control in general insurance subsidiary. Accordingly, general insurance subsidiary is fully consolidated under U.S. GAAP under ASC Subtopic 810-10 from the year ended March 31, 2018.

The following tables set forth, for the periods indicated, the summarized U.S. GAAP balance sheets and statements of operations of ICICI Life.

Rupees in million

	At March 31,
Balance sheet	2018	2017
Cash and cash equivalents	11,970.8	7,602.2
Securities	396,393.6	335,062.0
Assets held to cover linked liabilities	975,011.6	878,775.3
Other assets	80,957.1	78,520.4
Total assets	1,464,333.1	1,299,959.9

Provision for linked liabilities	975,011.6	878,775.3
Other liabilities	401,098.9	335,259.0
Stockholders’ equity	88,222.6	85,925.6
Total liabilities and stockholders’ equity	1,464,333.1	1,299,959.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	Year ended March 31,
	2018	2017
Interest income	56,993.6	51,830.6
Interest expense	..	..
Net interest income	56,993.6	51,830.6
Insurance premium	270,687.7	223,540.0
Other non-interest income	57,790.7	108,345.9
Non-interest expense	(368,231.2)	(371,142.6)
Income tax (expense)/benefit	(1,026.6)	(514.2)
Income/(loss), net	16,214.2	12,059.7

The aggregate market value of the investment in shares of ICICI Life at March 31, 2018 based on quoted market prices was Rs. 306,145.5 million.

i)	Insurance subsidiary/affiliate

Life insurance affiliate

The significant differences between Indian GAAP and U.S. GAAP in case of the life insurance affiliate are primarily on account of:

i)	Difference in statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost

Statutory reserve

Reserves under Indian GAAP are held as per the requirements of Insurance Act, 1938, regulations notified by the Insurance Regulatory and Development Authority of India and Actuarial Practice Standards of the Institute of Actuaries of India. Accordingly, the reserves are computed using the Gross Premium Method (reserves are computed as the present value of future benefits including future bonuses and the present value of expenses including overheads and are net of the present value of future total premiums, paid by policyholders). The discount rates used are on prudent basis which change at every financial year-end. Reserves under U.S. GAAP are valued using the Modified Net Premium Method as per the valuation norms prescribed under U.S. GAAP. The liability under U.S. GAAP consists of two parts, namely, policy reserves (comprising benefit reserve and maintenance expense reserve) and deferred premium liability.

The benefit reserve is computed as the present value of guaranteed benefits less the present value of the net premium for benefits. The maintenance expense reserve is computed as the present value of maintenance expenses less the present value of net premiums for maintenance expenses. Deferred premium liability is held in accordance with ASC Subtopic 944-40-25-28 for products where the premium paying term is shorter than the policy term so as to allow the emergence of the profits over the entire policy term. The discount rates used for non-linked products represent best estimate with a provision for adverse deviation and are on locked-in basis, where the assumptions change at every financial year-end only for the new business sold with in the financial year. Under unit-linked products, the excess of initial charges over ultimate charges is held as unearned revenue reserve to allow for the emergence of the profit over the term of the policy. The discount rates used are on best estimate basis and change at every financial year-end.

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

Amortization of deferred acquisition cost

Under Indian GAAP, acquisition cost is charged to the revenue account in the year in which it is incurred whereas under U.S. GAAP, the acquistion costs that are related directly to the successful acquisition of new or renewal insurance contracts is deferred over the policy term. The deferred acquisition costs are amortized in proportion to premium revenue recognition for traditional insurance products and based on the estimated gross profits (EGP) for unit linked and universal life products as per ASC Topic “Financial Services – Insurance”.

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

v)	Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of:

i)	Income tax impact of U.S. GAAP adjustments;

ii)	Under Indian GAAP, deferred tax assets or liabilities are measured based on substantively enacted tax rates, whereas under U.S. GAAP, these are measured based on enacted tax rates in force at the balance sheet date.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the significant differences between Indian GAAP and U.S. GAAP in case of the life insurance affiliate.

Rupees in million

Reconciling items	Year ended March 31,
	2018	2017	2016
Profit/(loss) as per Indian GAAP	16,191.7	16,816.6	16,501.5
Adjustments on account of
Difference in statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost	3,230.5	(7,594.2)	2,895.1
Actuarial reserves on lapsed policies	(0.1)	(1,861.5)	131.6
Compensation costs	(72.7)	53.5	107.6
Unrealized gain/(loss) on trading portfolio	(3,507.9)	4,848.1	(1,627.7)
Deferred taxes benefit/(expense)	369.8	(148.8)	(120.8)
Others	2.9	(54.0)	(33.0)
Profit/(loss) as per U.S. GAAP	16,214.2	12,059.7	17,854.3

While profit under Indian GAAP decreased from Rs. 16,816.6 million in fiscal 2017 to Rs. 16,191.7 million in fiscal 2018, profit under U.S. GAAP increased from Rs. 12,059.7 million in fiscal 2017 to Rs. 16,214.2 million in fiscal 2018. In fiscal 2018, the statutory reserve and unallocated policyholders’ surplus, net of amortization of deferred acquisition cost under U.S. GAAP were lower by Rs. 3,230.5 million as compared to Indian GAAP whereas they were higher by Rs. 7,594.2 million as compared to Indian GAAP in fiscal 2017. This was primarily due to the impact of market movement in liabilities, pertaining to a line of business where liabilities are computed on market value basis. The related corresponding impact of market movement pertaining to investments classified as available for sale under U.S. GAAP is recognized in other comprehensive income. Other comprehensive income arising from policyholders’ assets classified as available for sale decreased on account of unrealized loss of Rs. 1,527.5 million in fiscal 2018 from an unrealized gain of Rs. 6,299.2 million in fiscal 2017. The total comprehensive income decreased from Rs. 18,809.9 million in fiscal 2017 to Rs. 14,138.8 million in fiscal 2018. Under Indian GAAP, debt investments are accounted at amortized cost. Accordingly, both mark-to-market impact on investments and corresponding impact on liability, pertaining to the above line of business, were not recognized.

Under U.S. GAAP, total unrealized gain/(loss) on trading portfolio, mainly pertaining to participating policyholders’ fund, was Rs. (3,507.9) million in fiscal 2018 primarily due to losses in debt investments in fiscal 2018. This loss resulted in a lower liability for unallocated policyholder’s surplus amounting to Rs. 2,815.5 million under U.S. GAAP in fiscal 2018.

The impact of actuarial reserves on lapsed polices in net income reconciliation decreased from Rs. (1,861.5) million in fiscal 2017 to Rs. (0.1) million in fiscal 2018 primarily due to decrease in release of funds for future appropriations from non-par investments to profit & loss account under Indian GAAP, which is accounted in profit & loss on expiry of reinstatement period of policies under Indian GAAP. Under U.S. GAAP, the release from funds for future appropriations was accounted in net income in earlier years on lapsation of the policies.

The following table sets forth, for the periods indicated, the components of deferred taxes in net income reconciliation of the life insurance affiliate.

Rupees in million

Reconciling items	Year ended March 31,
	2018	2017	2016
Application of enacted tax rates in force at balance sheet date	..	..	(52.9)
Income tax impact of U.S. GAAP	369.8	(148.8)	(67.9)
Total differences in deferred taxes	369.8	(148.8)	(120.8)

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

v) Deferred taxes

The differences in the accounting for deferred taxes are primarily on account of:

i.	Income tax impact of U.S. GAAP adjustments;

ii.	Under Indian GAAP, deferred tax assets or liabilities are measured based on substantively enacted tax rates, whereas under U.S. GAAP, these are measured based on enacted tax rates in force at the balance sheet date.

The following table sets forth, for the periods indicated, the details of the significant differences between Indian GAAP and U.S. GAAP for the general insurance subsidiary.

Rupees in million

Reconciling items	Year ended March 31,
	2018	2017	2016
Profit as per Indian GAAP	8,617.8	7,018.8	5,074.5
Adjustments on account of
Provision for reinsurance commission	(1,993.8)	(1,663.2)	(985.8)
Amortization of deferred acquisition costs	2,139.2	683.9	540.9
Premium deficiency	20.5	(20.5)	..
Compensation costs	16.3	48.5	(15.1)
Deferred tax benefit/(expense)	(42.7)	346.8	174.0
Others	(0.5)	(51.4)	73.3
Profit/(Loss) as per U.S. GAAP	8,756.8	6,362.9	4,861.8

The following table sets forth, for the periods indicated, the components of deferred taxes in net income reconciliation of the general insurance subsidiary.

Rupees in million

Reconciling items	Year ended March 31,
	2018	2017	2016
Application of enacted tax rates in force at balance sheet date	..	..	48.8
Income tax impact of U.S. GAAP adjustments	(42.7)	346.8	125.2
Total differences in deferred taxes	(42.7)	346.8	174.0

j)       Goodwill and intangible assets

The following table sets forth, for the periods indicated, a listing of goodwill and intangible assets, by category under U.S. GAAP.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

		Year ended March 31,
		2018	2017

Goodwill		177,998.3	35,101.4
Accumulated amortization		(54.0)	(54.0)
Goodwill, net	(A)	177,944.3	35,047.4

Asset management and advisory intangibles	(B)	367.0	367.0
Customer-related intangibles		25,020.1	10,410.1
Accumulated amortization		(11,723.3)	(10,410.1)
Customer-related intangibles net	(C)	13,296.8	..
Brand		943.0	..
Accumulated amortization		(47.2)	..
Brand net	(D)	895.9	..
Operating lease		246.9	246.9
Accumulated amortization		(246.9)	(234.0)
Operating lease net	(E)	..	12.9
Goodwill and intangible assets, net	(A+B+C+ D+E)	192,504.0	35,427.3

1.	See also “Schedule 18 - Fixed assets”.

The following table sets forth, for the periods indicated, the changes in goodwill under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2018	2017

Opening balance	35,047.4	35,047.4
Goodwill addition during the period	142,896.9	..
Goodwill disposed off during the period	..	..
Closing balance	177,944.3	35,047.4

The following table sets forth, for the periods indicated, the changes in intangible assets under U.S. GAAP.

Rupees in million

	Year ended March 31,
	2018	2017
Opening balance	12.9	136.5
Additions	15,553.0	..
Amortization	(1,373.2)	(123.6)
Disposal	..	..

Closing balance	14,192.7	12.9

The following table sets forth, for the periods indicated, the estimated amortization schedule for intangible assets under U.S. GAAP, on a straight line basis, for the next five years.

Rupees in million

Year ended March 31	Amount
2019	1,813.7
2020	1,813.7
2021	1,813.7
2022	1,451.4
2023	1,330.7
Thereafter	5,969.5
Total	14,192.7

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The Group has assigned goodwill to reporting units. The Group tests its goodwill for impairment on an annual basis at a reporting unit level. The fair value of the reporting units was derived by applying a comparable companies earnings multiple method. Under this method, the fair value of the reporting unit is arrived at by multiplying future maintainable profits of the reporting unit with price earning multiple. Based on the fair valuation, no goodwill impairment was recorded during the year ended March 31, 2018. Any deterioration in the variables used in determination of fair values of the reporting units could significantly affect the impairment evaluation and the results. The goodwill present in the Wholesale reporting unit may be particularly sensitive to further deterioration in economic conditions. If the future were to differ adversely from management’s estimate of key assumptions, there could potentially arise an indication of impairment with respect to Rs.14,482.3 million of goodwill in Wholesale reporting unit.

k)       Employee benefits

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

The following table sets forth, for the periods indicated, the funded status of the plans and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2018	2017

Change in benefit obligations
Projected benefit obligations at the beginning of the year	9,066.8	7,912.9
Add: Adjustment for exchange fluctuation on opening obligations	0.4	(2.4)
Adjusted opening obligations	9,067.2	7,910.5
Service cost	997.8	771.3
Interest cost	751.2	672.0
Acquisition/(Divestitures)	549.6	17.4
Past service cost	16.1	..
Benefits paid	(934.1)	(842.6)
Actuarial (gain)/loss on obligations	98.2	538.2
Projected benefit obligations at the end of the year	10,546.0	9,066.8

Change in plan assets
Fair value of plan assets at the beginning of the year	8,920.6	7,192.4
Acquisition/(Divestitures)	576.1	17.4
Actual return on plan assets	635.3	1,016.6
Employer contributions	697.3	1,536.8
Benefits paid	(934.1)	(842.6)
Plan assets at the end of the year	9,895.2	8,920.6
Funded status	(650.8)	(146.2)
Amount recognized, net	(650.8)	(146.2)
Accumulated benefit obligation at year-end	6,673.2	5,993.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the components of the net gratuity cost.

Rupees in million

	Year ended March 31,
	2018	2017	2016

Service cost	997.8	771.3	673.9
Interest cost	751.2	672.0	611.1
Expected return on plan assets	(759.1)	(547.1)	(524.6)
Amortization of transition asset/liability	..	..	..
Amortization of prior service cost	5.5	5.4	6.8
Amortized actuarial (gain)/loss	23.2	28.4	8.2
Acquisition and divestiture (gain)/loss	..	..	..
Exchange gain/(loss)	0.4	(2.7)	4.3
Gratuity cost, net[1]	1,019.0	927.3	779.7

1.	Includes Rs. 17.5 million relating to pre-acquisition cost of ICICI Lombard General Insurance Company Limited.

The discount rate for the corresponding tenure of obligations for gratuity is selected by reference to local government security yield with a premium added to reflect the additional risk for AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2018	2017	2016

Discount rate	7.7%	8.4%	8.5%
Rate of increase in the compensation levels	7.2%	7.1%	7.1%
Rate of return on plan assets	8.0%	8.0%	8.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31,
	2018	2017

Discount rate	7.9%	7.7%
Rate of increase in the compensation levels	7.2%	7.1%

Plan assets

The Group determines its assumptions for the expected rate of return on plan assets based on the expected average long-term rate of return over the next 7 to 8 years.

The following table sets forth, for the periods indicated, the Group’s asset allocation for gratuity by asset category based on fair values.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	At March 31,
	2018	2017

Assets category
Investment in schemes of ICICI Prudential Life Insurance Company Limited
Group balance fund[1]	9,003.4	8,156.2
Group growth fund[2]	133.8	112.2
Group debt fund[3]	1.2	29.2
Group short-term fund[4]	70.6	1.7
Total investment in schemes of ICICI Prudential Life Insurance Company Limited	9,209.0	8,299.3
Investment in scheme of Life Insurance Corporation of India	236.9	191.5
Total assets managed by external entities	9,445.9	8,490.8
Special deposit with central government	291.9	292.0
Government debt securities	26.8	50.3
Corporate debt securities	55.8	70.9
Balance with banks and others	74.8	16.6
Total	9,895.2	8,920.6

1.	Objective of the scheme is to provide a balance between long-term capital appreciation and current income through investment in equity as well as fixed income instruments in appropriate proportions. At March 31, 2018, investment in corporate bonds, government securities, equity and fixed deposits were 51.5%, 21.8%, 15.9% and 0.1% respectively.

2.	Objective of the scheme is to primarily generate long-term capital appreciation through investment in equity and equity related securities and complement it with current income through investment in fixed income instruments in appropriate proportions depending on market conditions prevalent from time to time. At March 31, 2018, investment in equity,corporate bonds and government securities were 54.8%, 26.9% and 13.0% respectively.

3.	Objective of the scheme is to provide accumulation of income through investment in various fixed income securities. The Fund seeks to provide capital appreciation while maintaining suitable balance between return, safety and liquidity. At March 31, 2018, investment in corporate bonds, government securities and fixed deposits were 68.5%, 24.1% and 0.4% respectively.

4.	Objective of the scheme is to provide suitable returns through low risk investments in debt and money market instruments while attempting to protect the capital deployed in the fund. At March 31, 2018, investment in money market instruments, corporate bonds and government securities were 60.4%, 27.3% and 10.3% respectively.

The following table sets forth, for the periods indicated, the Group’s target asset allocation for gratuity by asset category.

Description	Target asset allocation at March 31, 2019	Target asset allocation at March 31, 2018
Funds managed by external entities	96%	96%
Special deposit with central government	3%	3%
Debt securities	1%	1%
Total	100%	100%

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

The plan assets are mainly invested in various gratuity schemes of the insurance companies to limit the impact of individual investment. The Group’s entire investment of plan assets is in India and 93.1% of investment is in various gratuity schemes of ICICI Prudential Life Insurance Company Limited. Insurers managing the plan assets of the Group consider operational risk, performance risk, credit risk and equity risk in their investment policy as part of their risk management practices.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount

Expected Group contributions to the fund during the year ending March 31, 2019	1,718.0
Expected benefit payments from the fund during year ending March 31,
2019	1,567.5
2020	1,513.0
2021	1,482.4
2022	1,522.8
2023	1,606.5
Thereafter upto 10 years	7,858.7

The expected benefits are based on the same assumptions as used to measure the Group’s benefit obligation at March 31, 2018.

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

The following table sets forth, for the periods indicated, the funded status of the plan and the amounts recognized in the financial statements.

Rupees in million

	Year ended March 31,
	2018	2017
Change in benefit obligations
Projected benefit obligations at beginning of the year	14,810.7	13,400.7
Service cost	243.8	239.4
Interest cost	1,115.6	1,112.0
Liability extinguished on settlement	(1,399.0)	(1,182.5)
Benefits paid	(122.1)	(128.4)
Actuarial (gain)/loss on obligations	73.4	1,369.5
Projected benefit obligations at the end of the year	14,722.4	14,810.7

Change in plan assets
Fair value of plan assets at beginning of the year	16,888.1	13,191.6
Actual return on plan assets	983.8	1,732.7
Assets distributed on settlement	(1,554.5)	(1,313.9)
Employer contributions	108.4	3,406.1
Benefits paid	(122.1)	(128.4)
Plan assets at the end of the year	16,303.7	16,888.1

Funded status	1,581.3	2,077.4

Net amount recognized	1,581.3	2,077.4

Accumulated benefit obligation at year-end	13,639.3	13,495.3

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the components of the net pension cost.

Rupees in million

	Year ended March 31,
	2018	2017	2016

Service cost	243.8	239.4	236.5
Interest cost	1,115.6	1,112.0	1,029.4
Expected return on assets	(1,433.4)	(1,143.2)	(902.9)
Curtailment and settlement (gain)/loss	155.4	131.4	172.7
Actuarial (gain)/loss	1,240.4	1,296.9	1,141.5

Net pension cost	1,321.8	1,636.5	1,677.2

The discount rate for the corresponding tenure of obligations for pension is selected by reference to government security yield with a premium added to reflect the additional risk corresponding to AAA rated corporate bonds.

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine net periodic benefit cost.

	Year ended March 31,
	2018	2017	2016

Discount rate	7.7%	8.4%	8.5%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%	1.5%
On dearness relief	7.0%	7.0%	7.0%
Rate of return on plan assets	8.0%	8.0%	8.0%
Pension increases (applicable on basic pension)	7.0%	7.0%	7.0%

The following table sets forth, for the periods indicated, the weighted average assumptions used to determine benefit obligations.

	Year ended March 31
	2018	2017

Discount rate	7.8%	7.7%
Rate of increase in the compensation levels
On basic pay	1.5%	1.5%
On dearness relief	7.0%	7.0%
Pension increases (applicable on basic pension)	7.0%	7.0%

The Bank provides for pension to the employees of erstwhile Bank of Madura, erstwhile Sangli Bank and erstwhile Bank of Rajasthan which were acquired by the Bank in past. The compensation escalation rate eligible for pension was determined at the time of acquisition and the same escalation rate is consistently considered for computation of benefit obligations and periodic cost.

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

Rupees in million

Asset category	Fair value at March 31, 2018	Fair value at March 31, 2017	Target asset allocation at March 31, 2019	Target asset allocation at March 31, 2018
Government debt securities	7,985.9	8,072.7	48%	48%
Corporate debt securities	8,092.7	7,667.4	42%	42%
Balance with banks and others	225.1	1,148.0	10%	10%
Total	16,303.7	16,888.1	100%	100%

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

The following table sets forth, the benefit expected to be paid in each of the next five fiscal years and thereafter.

Rupees in million

Amount
Expected Group contributions to the fund during the year ending March 31, 2019	3,000.0
Expected benefit payments from the fund during the year ending March 31,
2019	1,079.4
2020	1,108.5
2021	1,214.1
2022	1,160.0
2023	1,176.0
Thereafter upto 10 years	4,702.2

The expected benefits are based on the same assumption as used to measure the Group’s benefit obligation at March 31, 2018.

l)        Income taxes

Components of deferred tax balances

The following table sets forth, for the periods indicated, components of the deferred tax balances.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Rupees in million

	At March 31,
	2018	2017

Deferred tax assets
Allowance for loan losses	123,294.1	104,387.6
Available for sale securities	4,398.4	..
Investments in trading securities	224.5	22.2
Unearned income	2,251.2	122.9
Business and capital loss carry forwards	4,940.3	5,195.8
Fair value accounting of financial interests	14,986.4	11,700.0
Investments in affiliates and subsidiaries	30,275.1	2,119.9
Others	4,856.7	1,925.1
	185,226.7	125,473.5
Valuation allowance	(3,477.7)	(5,537.6)
Total deferred tax assets	181,749.0	119,935.9
Deferred tax liabilities
Available for sale securities	(243.6)	(5,074.3)
Property and equipment	(6,362.6)	(5,850.1)
Investments in subsidiaries, branches and affiliates	(6,494.0)	(1,685.0)
Amortization of fees and costs	(4,426.0)	(2,032.2)
Intangibles	(4,959.5)	(4.5)
Long-term debt	(131.4)	(127.5)
Others	(6,299.6)	(4,632.9)
Total deferred tax liabilities	(28,916.7)	(19,406.5)

Net deferred tax assets	152,832.3	100,529.4

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets is dependent on the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of deferred tax liabilities, the projected future taxable income, and tax planning strategies in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not that the Group will realize the benefits of those deductible differences, net of the existing valuation allowances at March 31, 2017 and 2018. The amount of deferred tax assets considered realizable, however could be reduced in the near term if estimates of future taxable income are reduced. The long-term gains on sale of securities listed at stock exchanges were exempt from tax till fiscal 2018. Due to changes in tax laws, the long-term gains arising after April 1, 2018 are taxable. Accordingly, the Bank has recognized deferred tax asset amounting to Rs. 30,057.2 million on investment in its equity affiliate, a company listed in India.

The Indian statutory tax rate was 34.61%, 34.61% and 34.61% for the year ended March 31, 2018, 2017 and 2016 respectively including surcharge and education cess.

Reconciliation of tax rates

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, a reconciliation of expected income taxes at the Indian statutory income tax rate to reported income tax expense/(benefit).

Rupees in million

	Year ended March 31,
	2018	2017	2016
Income/(loss) before income tax expense including non-controlling interest from operations
In India	199,545.8	106,771.3	110,972.7
Outside India	(21,915.5)	(33,528.7)	(13,316.3)
Total	177,630.3	73,242.6	97,656.4

Statutory tax rate	34.61%	34.61%	34.61%
Income tax expense/(benefit) at the statutory tax rate	61,474.3	25,347.8	33,796.9
Increases/(reductions) in taxes on account of:
Special tax deductions available to financial institutions/insurance companies	(2,116.0)	(1,179.0)	(4,576.0)
Exempt interest and dividend income	(3,389.6)	(4,097.3)	(5,536.3)
Income charged at rates other than statutory tax rate[1]	(1,229.2)	(14,853.1)	(2,853.8)
Changes in the statutory tax rate	(1,607.2)	..	(831.4)
Expenses disallowed for tax purposes	2,480.9	2,392.9	2,108.4
Tax on undistributed earnings of subsidiaries, branches and affiliates	(41.2)	(447.6)	2,991.2
Change in valuation allowance[2]	(2,059.9)	3,102.0	9.9
Tax adjustments in respect of prior year tax assessments	(98.1)	18.9	(1,750.6)
Others[3,4]	(61,093.0)	(1,805.3)	(335.1)

Income tax expense/(benefit) reported	(7,679.0)	8,479.3	23,023.2
Current tax expense
In India	38,030.9	28,218.7	61,719.0
Outside India	1,890.0	1,069.3	2,110.0
Total	39,920.9	29,288.0	63,829.0
Deferred tax (benefit)/expense
In India	(46,696.2)	(20,737.2)	(33,979.4)
Outside India	(903.7)	(71.5)	(6,826.4)
Total	(47,599.9)	(20,808.7)	(40,805.8)

1.	During fiscal 2017, the Bank sold part of its investment in ICICI Prudential Life Insurance Company Limited in the initial public offer. The gain of Rs. 47,491.1 million on such sale was taxable at Nil rate. The tax effect of Rs. (16,345.7) million on the gain was considered in this line item.

2.	The Bank had created valuation allowance on deferred tax asset on carried forward capital losses in fiscal 2017. Due to changes in tax laws in fiscal 2018, the long-term gains on equity shares after April 1, 2018 are taxable and the carried forward losses are eligible for set-off against these gains. Accordingly, the Bank reversed the valuation allowance created on deferred tax asset on carried forward losses. The net decrease in valuation allowance is after adjusting the increase of Rs. 347.7 million

3.	The Bank has recognized a deferred tax asset amounting to Rs. 30,057.2 million on investment in its equity affiliate.

4.	During fiscal 2018, includes tax effect of Rs. (35,201.4) million on gains due to remeasurement of equity interest in ICICI Lombard General Insurance Company Limited.

The following table sets forth the details of carry forward losses at March 31, 2018.

Rupees in million

Expiry period	Bank	Subsidiaries	Overseas branches
Capital loss carry forward
April 1, 2018 to March 31, 2023	..	582.5	..
April 1, 2023 to March 31, 2028	13,763.4	1,418.3	..
Total capital loss carry forward	13,763.4	2,000.8	..

Business loss carry forward
April 1, 2018 to March 31, 2023	..	33.9	198.9
April 1, 2023 to March 31, 2028	..	227.7	449.2
April 1, 2028 to March 31, 2033	..	489.0	6,418.8
April 1, 2033 to March 31, 2038	..	23.0	..
Indefinite period	..	2,285.3	..
Total business loss carry forward	..	3,058.9	7,066.9

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Accounting for uncertainty in income taxes

The Group has a policy to include interest and penalties on income taxes, if any, within interest expense or income and income tax expense respectively. However, no interest expense has been recognized in view of the adequate taxes paid by the Group in respect of unrecognized tax benefits. No penalties have been accrued as of March 31, 2018, as the Group believes that the tax positions taken have met the minimum statutory requirements to avoid payment of penalties.

The Group has recognized income with respect to interest accrued or received on tax refunds due to the Group against favourable orders received from tax authorities amounting to Rs. 2,681.7 million, Rs. 4,526.8 million and Rs. 3,135.6 million during the year ended March 31, 2018, 2017 and 2016 respectively. Further, the Group does not recognize the interest income accrued on advance income taxes paid against various income tax matters until the related matter is resolved with the taxing authority. Unrecognized interest on such advance income taxes paid is Rs. 18,129.9 million, Rs. 14,486.2 million, and Rs. 11,529.9 million at March 31, 2018, 2017 and 2016 respectively.

The following table sets forth, for the periods indicated, a reconciliation of the beginning and ending amount of unrecognized tax benefits.

Rupees in million

	Year ended March 31,
	2018	2017	2016

Beginning balance	29,788.1	27,578.6	25,486.9
Increases related to prior year tax positions	..	..	380.7
Increases related to current year tax positions	1,922.5	2,209.6	2,725.2
Decreases related to prior year tax positions	(1,215.3)	(0.1)	(1,014.2)
Ending balance	30,495.3	29,788.1	27,578.6

The Group’s total unrecognized tax benefits, if recognized, would reduce income tax expense and thereby would affect the Group’s effective tax rate.

The Group’s major tax jurisdiction is India and the assessments are not yet completed for fiscal 2015 and onwards. However, appeals filed by the Group are pending with various local tax authorities in India from fiscal 1993 onwards.

Significant changes in the amount of unrecognized tax benefits within the next 12 months cannot be reasonably estimated as the changes would depend upon the progress of tax examinations with various tax authorities.

m)       Earnings per share

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

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, for the periods indicated, the computation of earnings per share as per U.S. GAAP.

Rupees in million, except per share data

	Year ended March 31,
	2018		2017		2016

	Basic	Diluted	Basic	Diluted	Basic	Diluted
Earnings
Net income attributable to ICICI Bank stockholders (before dilutive impact)	178,680.3	178,680.3	62,399.4	62,399.4	73,037.1	73,037.1
Contingent issuances of subsidiaries/equity affiliates	..	(22.7)	..	(39.7)	..	(99.0)

	178,680.3	178,657.6	62,399.4	62,359.7	73,037.1	72,938.1
Common stock
Weighted-average common stock outstanding	6,417.2	6,417.2	6,401.8	6,401.8	6,390.3	6,390.3
Dilutive effect of employee stock options	..	45.2	..	24.3	..	31.0

Total	6,417.2	6,462.4	6,401.8	6,426.1	6,390.3	6,421.3

Earnings per share[1]
Net income (Rs.)	27.84	27.65	9.75	9.70	11.43	11.36

1.	Pursuant to the issue of bonus shares by the Bank during the year ended March 31, 2018, number of shares and per share information has been restated for the year ended March 31, 2017 and March 31, 2016.

n)       Comprehensive income

The following table sets forth, for the periods indicated, details of comprehensive income.

Rupees in million

	Year ended March 31,
	2018	2017	2016

Net income/(loss) (net of tax) excluding non-controlling interest	178,680.3	62,399.4	73,037.1
Other Comprehensive Income:
Net unrealized gain/(loss) on securities, net of realization & others (net of tax)[1]	(23,759.7)	19,021.7	(4,670.4)
Translation adjustments (net of tax)[2]	32.0	(820.5)	3,347.5
Employee accounting for deferred benefit pensions and other post retirement benefits (net of tax)[3]	368.0	333.7	(525.1)

Comprehensive income attributable to ICICI Bank stockholders	155,320.6	80,934.3	71,189.1
Comprehensive income attributable to non-controlling interests	5,429.3	2,428.7	1,608.0
Total comprehensive income	160,749.9	83,363.0	72,797.1

1.	Net of tax effect of Rs. 11,430.1 million, Rs. (4,899.7) million and Rs. 4,129.6 million for the year ended March 31, 2018, March 31, 2017 and March 31, 2016 respectively.

2.	Net of tax effect of Rs. (197.7) million, Rs. 39.0 million and Rs. (3,317.6) million for the year ended March 31, 2018, March 31, 2017 and March 31, 2016 respectively.

3.	Net of tax effect of Rs. (150.8) million, Rs. (176.6) million and Rs. 352.7 million for the year ended March 31, 2018, March 31, 2017 and March 31, 2016 respectively.

o)       Guarantees

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

The credit risks associated with these products, as well as the operating risks, are similar to those relating to other types of financial instruments. The current carrying amount of the liability for the Group’s obligations under the guarantees at March 31, 2018 amounted to Rs. 4,497.9 million (March 31, 2017: Rs. 4,109.6 million).

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

The following table sets forth, the details of guarantees outstanding at March 31, 2018.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	308,694.6	104,816.8	19,412.2	7,688.3	440,611.9
Performance guarantees	346,621.0	209,461.0	73,059.3	21,134.0	650,275.3
Total guarantees	655,315.6	314,277.8	92,471.5	28,822.3	1,090,887.2

The following table sets forth, the details of guarantees outstanding at March 31, 2017.

Rupees in million

Nature of guarantee	Maximum potential amount of future payments under guarantee
	Less than 1 year	1 - 3 years	3 - 5 years	Over 5 years	Total

Financial guarantees	285,721.1	68,215.9	22,638.0	12,204.3	388,779.3
Performance guarantees	371,748.3	177,325.7	60,375.1	21,736.0	631,185.1
Total guarantees	657,469.4	245,541.6	83,013.1	33,940.3	1,019,964.4

The Group has collateral available to reimburse potential losses on its guarantees. At March 31, 2018, margins in the form of cash and fixed deposit available to the Group to reimburse losses realized under guarantees amounted to Rs. 137,412.8 million (March 31, 2017: Rs. 85,656.0 million). Other property or security may also be available to the Group to cover losses under these guarantees.

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

22.       Regulatory matters

Statutory liquidity requirement

In accordance with the Banking Regulation Act, 1949, the Bank is required to maintain a specified percentage of its net demand and time liabilities by way of liquid unencumbered assets like cash, gold and approved securities. The amount of securities required to be maintained at March 31, 2018 was Rs. 1,098,009.3 million (March 31, 2017: Rs. 1,041,441.1 million), and the Bank complied with the requirement throughout the year.

ICICI Bank Limited and subsidiaries

Schedules forming part of the Consolidated Financial Statements

Capital Adequacy

The Bank was subject to Basel II capital adequacy guidelines stipulated by the Reserve Bank of India till March 31, 2013.

During fiscal 2013, the Reserve Bank of India issued final Basel III guidelines, applicable with effect from April 1, 2013 in a phased manner through till March 31, 2019. At March 31, 2018, the Bank is required to maintain minimum Common Equity Tier-1 capital ratio of 7.475%, minimum Tier-1 capital ratio of 8.975% and minimum total capital ratio of 10.975%. The minimum total capital requirement includes capital conservation buffer of 1.875% and additional Common Equity Tier-1 capital surcharge of 0.10% on account of the Bank being designated as a Domestic Systemically Important Bank. Under Pillar 1 of RBI guidelines on Basel III, the Bank follows the standardised approach for measurement of credit risk, standardised duration method for measurement of market risk and basic indicator approach for measurement of operational risk.

The total capital adequacy ratio of the Bank calculated in accordance with the Reserve Bank of India guidelines on Basel III at March 31, 2018 was 18.42% (March 31, 2017: 17.39%). These are based on unconsolidated financial statements as per Indian GAAP.

For and on behalf of Board of Directors

/s/ Sandeep Bakhshi Chief Operating Officer (Designate)	/s/ Sandeep Batra President - Corporate Centre

/s/ Rakesh Jha Chief Financial Officer	/s/ Ranganath Athreya General Manager & Company Secretary

/s/ Ajay Mittal Chief Accountant

Place: Mumbai

Date: July 31, 2018